Form 20-F
period 2001-12-31
CNOOC LTD
filed 2002-05-23
CIK 1095595

==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              ------------------

                                   FORM 20-F
(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001
                                      OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from               to

                        Commission File Number 1-14966

                                 CNOOC LIMITED
            (Exact name of Registrant as specified in its charter)
                             ---------------------

                                   Hong Kong
                (Jurisdiction of incorporation or organization)
                             ---------------------

                        65th Floor, Bank of China Tower
                            1 Garden Road, Central
                                   Hong Kong
                   (Address of principal executive offices)
                             ---------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                  Title of                                                    Name of each exchange
                 Each class                                                    On which Registered
                 ----------                                                   ---------------------
American Depositary Shares, each representing 20 shares of
   par value HK$0.10 per share.........................................   New York Stock Exchange, Inc.
Shares of par value HK$0.10 per share..................................   New York Stock Exchange, Inc.*

              Securities registered or to be registered pursuant to Section 12(g) of the Act. None
                                                (Title of Class)

         Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
                                                (Title of Class)

         Indicate the number of outstanding Shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
Shares, par value HK$0.10 per share...............................................................8,214,165,655

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant as required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes  |X|   No  |_|

     Indicate by check mark which financial statement item the Registrant has elected to follow.

                          Item 17 |_|   Item 18 |X|

----------
* Not for trading, but only in connection with the registration of American Depositary Shares.

                                                  Table of Contents
                                                                                                               Page
                                                                                                               ----
Certain Terms and Conventions....................................................................................2
Currencies and Exchange Rates....................................................................................5
Forward-Looking Statements.......................................................................................7

                                                       PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.................................................8
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE...............................................................8
ITEM 3.    KEY INFORMATION.......................................................................................9
           A.     Selected Financial Data........................................................................9
           B.     Capitalization and Indebtedness...............................................................11
           C.     Reasons for the Offer and Use of Proceeds.....................................................11
           D.     Risk Factors..................................................................................11
ITEM 4.    INFORMATION ON THE COMPANY...........................................................................20
           A.     History and Development.......................................................................20
           B.     Business Overview.............................................................................24
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................................................63
           A.     Operating Results.............................................................................63
           B.     Liquidity and Capital Resources...............................................................75
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................................................86
           A.     Directors and Senior Management...............................................................86
           B.     Compensation of Directors and Officers........................................................88
           C.     Board Practice................................................................................89
           D.     Employees.....................................................................................90
           E.     Share Ownership...............................................................................90
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................................................93
           A.     Major Shareholders............................................................................93
           B.     Related Party Transactions....................................................................93
           C.     Interests of Experts and Counsel..............................................................98
ITEM 8.    FINANCIAL INFORMATION................................................................................99
           A.     Consolidated Statements and Other Financial Information.......................................99
           B.     Significant Changes..........................................................................100
ITEM 9.    THE OFFER AND LISTING...............................................................................101
ITEM 10.   ADDITIONAL INFORMATION..............................................................................102
           A.     Share Capital................................................................................102
           B.     Memorandum and Articles of Association.......................................................102
           C.     Material Contracts...........................................................................102
           D.     Exchange Controls............................................................................102
           E.     Taxation.....................................................................................103
           F.     Dividends and Paying Agents..................................................................106
           G.     Statement by Experts.........................................................................106
           H.     Documents on Display.........................................................................106
           I.     Subsidiary Information.......................................................................106
ITEM 11.   QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK..........................................107
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............................................107

                                                       PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................................................108
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS........................108
           A.     Material Modifications to the Rights to Securities Holders...................................108
           B.     Use of Proceeds..............................................................................108
ITEM 15.   RESERVED............................................................................................108
ITEM 16.   RESERVED............................................................................................108

                                                      PART III

ITEM 17.   FINANCIAL STATEMENTS................................................................................109
ITEM 18.   FINANCIAL STATEMENTS................................................................................109
ITEM 19.   EXHIBITS............................................................................................109

                         CERTAIN TERMS AND CONVENTIONS

Definitions

     Unless the context otherwise requires, references in this annual report to:

     o "CNOOC" are to our parent, China National Offshore Oil Corporation, a PRC limited liability company, and its affiliates, excluding us and our subsidiaries;

     o "CNOOC Limited," "we," "our" and "us" are to CNOOC Limited, a Hong Kong company, and its subsidiaries after giving effect to the reorganization of CNOOC or CNOOC's oil and gas exploration, development, production and sales business that was transferred to CNOOC Limited in the reorganization as described under "Item 5--Operating and Financial Review and Prospects" as though the reorganization had effect from the earliest relevant date, except where the context otherwise requires;

     o "China" or the "PRC" are to the People's Republic of China, excluding for purposes of this annual report Hong Kong, Macau and Taiwan;

     o "the Hong Kong Stock Exchange" are to The Stock Exchange of Hong Kong Limited;

     o    "HK$" are to Hong Kong dollars;

     o    "JPY" are to Japanese yen;

     o    "Rmb" are to Renminbi, the currency of the PRC; and

     o "US$" are to US dollars, the currency of the United States of America.

Conventions

     We have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001 of US$1.00=Rmb
8.2766. We make no representation that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2001, or at all.

     Our average net realized price for oil and gas in each period is calculated by adding our revenues from oil and gas sales to our 30% ownership share of revenues from oil and gas sales of our associated company and dividing this total by the sum of our total volume of oil and gas sales and 30% of the volume of oil and gas sales of our associated company.

     Our net proved reserves consist of our percentage interest in proved reserves, comprised of our 100% interest in our independent oil and gas properties (excluding the Pinghu field), our participating interest in the properties covered under our production sharing contracts, and 30% of the proved reserves of our associated company that operates the Pinghu field in the East China Sea, less:

     o an adjustment for our share of royalties payable to the PRC government and our participating interest in share oil payable to the PRC government under our production sharing contracts, and

     o an adjustment for production allocable to foreign partners under our production sharing contracts as reimbursement for exploration expenses attributable to our participating interest.

     Net proved reserves do not include any deduction for production taxes payable by us, which are included in our operating expenses. Net production is calculated in the same way as net proved reserves. For information regarding the historical amounts of royalties and share oil paid to the PRC government, see note 5 to the consolidated financial statements. Unless otherwise noted, all information in this annual report relating to oil and natural gas reserves is based upon estimates prepared by us. In calculating BOE amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE.

Glossary of Technical Terms

     Unless otherwise indicated in the context, references to:

     o "adjusted finding and development cost per BOE" means the sum of (a) total finding costs incurred for the years ended December 31, 1999, 2000 and 2001 divided by the sum of discoveries, extensions, and revisions of prior estimates of net proved reserves for the years ended December 31, 1999, 2000 and 2001 and (b) the sum of (i) total development costs for the years ended December 31, 1999, 2000 and 2001 and (ii) the amount of expected future development costs of proved undeveloped reserves as of December 31, 2001 divided by the sum of (iii) proved undeveloped reserves as of December 31, 2001 and
          (iv) the sum of undeveloped reserves converted to developed reserves for the years ended December 31, 1999, 2000 and 2001. This measure is used to account for expected future development costs for existing reserves in addition to finding and development costs already incurred.

     o "API gravity" means the American Petroleum Institute's scale for specific gravity for liquid hydrocarbons, measured in degrees. The lower the API gravity, the heavier the liquid and, generally, the lower its commercial value. For example, asphalt has an API gravity of 8 degrees, West Texas Intermediate, a benchmark crude oil, has an API of 40 degrees, and gasoline has an API gravity of 50 degrees.

     o "appraisal well" means an exploration well drilled after a successful wildcat well to gain more information on a newly discovered oil or gas reserve.

     o "condensate" means light hydrocarbon liquids separated from natural gas in the field through condensation when natural gas is exposed to surface temperature and pressure. This group generally includes slightly heavier hydrocarbons than natural gas liquids, such as pentane. It is combined with crude oil production and reserve figures.

     o "crude oil" means crude oil, including condensate and natural gas liquids.

     o "development cost" means, for a given period, costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

     o "dry hole" means an exploration well that is not commercial (i.e., economically feasible to develop). Dry hole costs include the full costs for such drilling and are charged as an expense.

     o    "exploration well" means a wildcat or appraisal well.

     o "finding and development cost per BOE" means the sum of total finding and development cost incurred for the years ended December 31, 1999, 2000 and 2001, divided by the sum of discoveries, extensions, and revisions of prior estimates of net proved reserves for the years ended December 31, 1999, 2000 and 2001.

     o "finding cost" means, for a given period, costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells.

     o "lifting cost" means, for a given period, costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities, plus production taxes. Also known as production cost.

     o "natural gas liquids" means light hydrocarbons that can be extracted in liquid form from natural gas through special separation plants. This group includes typically lighter liquid hydrocarbons than condensate, such as butane, propane and ethane. It is combined with crude oil production but not with crude oil reserve figures.

     o "net wells" means a party's working interest in wells under a production sharing contract.

     o "offshore" means areas under water with a depth of five meters or greater.

     o "onshore" means areas of land and areas under water with a depth of less than five meters.

     o "proved developed reserves" means proved reserves of oil and natural gas that can be expected to be recovered through existing wells with existing equipment and operating methods.

     o "proved reserves" means estimated quantities of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

     o "proved undeveloped reserves" means proved reserves that are expected to be recovered from new wells in undrilled areas, or from existing wells where significant expenditure is required for completion.

     For a further definition of reserves:

     o "reserve replacement ratio" means, for a given year, gross additions to proved reserves divided by production during the year.

     o "reserve-to-production ratio" means the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas.

     o "seismic data" means data recorded in either two-dimensional (2D) or three-dimensional (3D) form from sound wave reflections off of subsurface geology. This is used to understand and map geological structures for exploratory purposes to predict the location of undiscovered reserves.

     o "success" means a discovery of oil or gas by an exploration well. Such an exploration well is a successful well and is also known as a discovery. A successful well is not necessarily commercial, which means there are enough hydrocarbon deposits discovered for economical recovery.

     o "success rate" means the total number of successful wells divided by the total number of wells drilled in a given period. Success rate can be applied to wildcat wells or exploration wells in general.

     o "wildcat well" means an exploration well drilled in an area or rock formation that has no known reserves or previous discoveries.

     References to:

     o bbls means barrels, which is equivalent to approximately 0.134 tonnes of oil (33 degrees API),

     o    mmbbls means million barrels,

     o    BOE means barrels-of-oil equivalent,

     o    BOE per day means barrels-of-oil equivalent per day,

     o    million BOE means million barrels-of-oil equivalent,

     o    mcf means thousand cubic feet,

     o    mmcf means million cubic feet,

     o    bcf means billion cubic feet, which is equivalent to approximately
          283.2 million cubic meters,

     o BTU means British Thermal Unit, a universal measurement of energy, and

     o km means kilometers, which is equivalent to approximately 0.62 miles.

                         CURRENCIES AND EXCHANGE RATES

     We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of Rmb 8.2766 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rate below or at all.

     The following table sets forth the noon buying rate for US dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:


                                                                     Noon Buying Rate
                                                                     ----------------

Period                                                 End      Average(1)        High          Low
------                                                 ---      ----------        ----          ---
                                                                     (Rmb per US$1.00)
1997                                                   8.3100       8.3193       8.3290       8.2911
1998                                                   8.3008       8.2991       8.3100       8.2778
1999                                                   8.2795       8.2785       8.2800       8.2770
2000                                                   8.2774       8.2784       8.2799       8.2768
2001                                                   8.2766       8.2772       8.2786       8.2676
November 2001                                          8.2772          --        8.2774       8.2765
December 2001                                          8.2766          --        8.2773       8.2676
January 2002                                           8.2765          --        8.2768       8.2765
February 2002                                          8.2765          --        8.2770       8.2765
March 2002                                             8.2774          --        8.2800       8.2766
April 2002                                             8.2773          --        8.2780       8.2769
2002 (through April 30, 2002)                          8.2773       8.2769       8.2800       8.2765

----------
(1) Determined by averaging the rates on the last business day of each month during the relevant period.

     As of May 17, 2002, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by The Federal Reserve Bank of New York was Rmb 8.2769 to US$1.00.

     The Hong Kong dollar is freely convertible into the U.S. dollar. Since 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The Hong Kong government has also stated that it has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies, including the U.S. dollar. However, we cannot assure you that the Hong Kong government will maintain the link at HK$7.80 to US$1.00 or at all.


     The following table sets forth the noon buying rate for US dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

                                                                     Noon buying rate
                                                                     ----------------
Period                                                 End      Average(1)        High          Low
------                                                 ---      ---------         ----          ---
                                                                     (HK$ per US$1.00)
1997                                                  7.7495      7.7440         7.7550       7.7304
1998                                                  7.7476      7.7465         7.7595       7.7355
1999                                                  7.7740      7.7599         7.7814       7.7457
2000                                                  7.7999      7.7936         7.8008       7.7765
2001                                                  7.7980      7.7996         7.8004       7.7970
November 2001                                         7.7988         --          7.8004       7.7985
December 2001                                         7.7980         --          7.7999       7.7970
January 2002                                          7.7995         --          7.8000       7.7970
February 2002                                         7.7995         --          7.7999       7.7991
March 2002                                            7.8000         --          7.8000       7.7993
April 2002                                            7.7992         --          7.8095       7.7992
2002 (through April 30, 2002)                         7.7992      7.7996         7.8095       7.7970

----------
(1) The average of the noon buying rates on the last day of each month during the relevant period.

     As of May 17, 2002, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by The Federal Reserve Bank of New York was HK$7.7990 to US$1.00.

                          FORWARD-LOOKING STATEMENTS

     This annual report includes "forward-looking statements." All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

     These forward-looking statements address, among others, such issues as:

     o the amount and nature of future exploration, development and other capital expenditures,

     o    wells to be drilled or reworked,

     o    oil and gas prices and demand,

     o    future earnings and cash flow,

     o    development projects,

     o    exploration prospects,

     o    estimates of proved oil and gas reserves,

     o    potential reserves,

     o    development and drilling potential,

     o    drilling prospects,

     o    expansion and other development trends of the oil and gas industry,

     o    business strategy,

     o    production of oil and gas,

     o    development of undeveloped reserves,

     o    expansion and growth of our business and operations, and

     o    our estimated financial information.

     These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause actual results to differ materially from our expectation. See "Item 3-Key Information-Risk Factors."

     Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

                                    PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable, but see "Item 6--Directors, Senior Management and Employees--Directors and Senior Management."

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

                                   ITEM 3.

KEY INFORMATION

A.   SELECTED FINANCIAL DATA

Historical Financial Information

     You should read the selected historical financial data set forth below in conjunction with our consolidated financial statements and their notes and "Item 5--Operating and Financial Review and Prospects" included elsewhere in this annual report.

     We have prepared our consolidated financial statements in accordance with Hong Kong GAAP. For a reconciliation of our net income, shareholders' equity and cash flows to U.S. GAAP, see note 36 to the consolidated financial statements.

                                                                 Year Ended December 31,
                                               -----------------------------------------------------
                                               1997      1998     1999      2000     2001       2001
                                               ----      ----     ----      ----     ----       ----
                                                Rmb      Rmb       Rmb      Rmb       Rmb        US$
                                                  (in millions, except per share and per ADS data)
Income Statement Data:
Hong Kong GAAP
Operating revenues:
    Oil and gas sales......................    11,461     7,814   11,398    18,819   17,561      2,122
    Marketing revenues.....................       881     1,488    3,805     5,126    2,537        307
    Other income...........................        31        10      108       279      722         87
                                               ------    ------   ------    ------   ------     ------
    Total operating revenues...............    12,373     9,312   15,311    24,224   20,820      2,516
                                               ------    ------   ------    ------   ------      -----
Expenses:
    Operating expenses.....................   (1,859)   (1,954)  (1,855)   (2,124)  (2,329)      (281)
    Production taxes.......................     (589)     (383)    (579)   (1,037)    (884)      (107)
    Exploration costs......................     (458)     (584)    (247)     (553)  (1,039)      (126)
    Depreciation, depletion and
      amortization.........................   (2,062)   (1,954)  (2,373)   (2,578)  (2,567)      (310)
    Dismantlement and site restoration
      allowance............................     (198)     (188)    (177)     (104)     (90)       (11)
    Crude oil and product purchases........     (867)   (1,432)  (3,737)   (5,098)  (2,453)      (296)
    Selling and administrative expenses....     (579)     (650)    (517)     (456)    (616)       (74)
    Interest, net..........................     (644)     (491)    (568)     (238)      201         24
    Exchange gain (loss), net..............       226     (303)    (432)       381      235         28
    Other..................................     (107)     (109)      (5)     (217)    (618)       (75)
    Total expenses.........................   (7,137)   (8,048) (10,490)  (12,024) (10,160)    (1,228)
                                              -------   ------- --------  -------- --------    -------
Share of (loss) profit of an associated
  company..................................      (10)        --       13       218       90         11
Investment income..........................        --        --       --        --      221         27
Non-operating profit (loss), net...........         3       580       (1)     (195)      35          4
                                              -------   ------- --------  -------- --------    -------
Income before tax..........................     5,229     1,844    4,833    12,223   11,006      1,330
Provision for taxation.....................     (329)     (295)    (722)   (1,926)  (3,048)      (368)
                                              -------   ------- --------  -------- --------    -------
Net income.................................     4,900    1 ,549    4,111    10,297    7,958        962
                                              =======   ======= ========  ======== ========    =======

Net income per share (basic & diluted)(a)..      0.82      0.26     0.69      1.63     1.00       0.12
Net income per ADS(a)......................     16.33      5.16    13.70     32.53    20.04       2.42

U.S. GAAP
Operating revenues:
    Oil and gas sales......................    11,461     7,814   11,398    18,819   17,561      2,122
    Marketing revenues.....................       881     1,488    3,805     5,126    2,537        307
    Other income...........................        31        10      108       279      722         87
                                              -------    ------   ------    ------   ------     ------
    Total operating revenues...............    12,373     9,312   15,311    24,224   20,820      2,516
                                              -------    ------   ------    ------   ------     ------
Net Income.................................     4,900     1,549    4,113    10,302    7,920        957

Net income per share (basic & diluted)(a)..      0.82      0.26     0.69      1.63     1.00       0.12
Net income per ADS(a)......................     16.33      5.16    13.71     32.55    19.95       2.41




                                                                 Year Ended December 31,
                                               -----------------------------------------------------
                                               1997      1998     1999      2000     2001       2001
                                               ----      ----     ----      ----     ----       ----
                                                Rmb      Rmb       Rmb      Rmb       Rmb        US$
                                                                      (in millions)
Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents..................       330       426      879     2,797    6,394        773
Time deposits with maturities of three
  months or more...........................        --        --       --     3,425    2,050        248
Current assets.............................     2,820     2,102    4,987     9,472   20,030      2,420
Property, plant and equipment, net.........    17,334    18,963   20,908    22,654   23,828      2,879
Investment in associated company...........       260       260      274       471      462         56
Total assets...............................    20,414    21,325   26,169    32,597   44,320      5,355
Current liabilities........................     3,821     2,813    9,177     8,768    4,392        531
Long-term bank loans, net of current
  portion..................................     8,359     8,333    6,033     4,749    3,256        393
Total long-term liabilities ...............    11,785    12,153    8,607     7,707    6,617        799
Total liabilities..........................    15,606    14,966   17,785    16,475   11,009      1,330
Shareholders' equity.......................     4,808     6,359    8,384    16,122   33,311      4,025

U.S. GAAP
Total assets...............................    20,414    21,325   26,000    32,330   44,062      5,324
Total long-term obligations and shares
  with repurchase commitment...............    11,785    12,153    7,562     7,707    6,617        799
Shareholders' equity.......................     4,808     6,359    9,261    15,855   33,053      3,994


                                                                 Year Ended December 31,
                                               -----------------------------------------------------
                                               1997      1998     1999      2000     2001       2001
                                               ----      ----     ----      ----     ----       ----
                                                Rmb      Rmb       Rmb      Rmb       Rmb        US$
                                                           (in millions, except percentages)
Other Financial Data:
Hong Kong GAAP
Capital expenditures.......................     2,783     3,576    4,070     4,404    4,343        525
Cash provided by (used for):
    Operating activities...................     8,467     4,593    8,172    14,436   14,025      1,695
    Returns on investments and servicing
      of finance...........................     (781)     (599)    (651)   (4,391)  (3,923)      (474)
    Taxation paid..........................       (1)      (52)    (198)     (880)  (2,611)      (315)
    Investing activities...................   (2,974)   (2,952)  (4,442)   (7,861) (11,366)    (1,373)
    Financing activities...................   (4,715)     (895)  (2,428)     (620)  (7,473)      (903)
Cash dividends declared per share..........        --       --      0.17      0.98     0.11       0.01
EBITDE(b)..................................     8,364    5,365     8,630    15,314   14,366      1,736
EBITDE margin(c)...........................     67.6%    57.6%     56.4%     63.2%    69.0%      69.0%
U.S. GAAP
Cash provided by (used for):
Operating activities.......................     7,685    3,942     7,323  13,239     11,759      1,421
Investing activities.......................   (2,974)  (2,952)   (4,442) (7,861)   (11,366)    (1,373)
Financing activities.......................   (4,715)    (895)   (2,428) (3,454)      3,204        387
Cash dividends declared per share..........        --      --       0.17    0.98       0.11       0.01
EBITDE(b)..................................     8,364    5,365     8,630  15,314     14,319      1,730
EBITDE margin(c)...........................     67.6%    57.6%     56.4%   63.2%      68.8%      68.8%

----------

(a) Net income per share and net income per ADS for the years ended December 31, 1997, 1998 and 1999 have been computed by dividing net income by the number of shares and the number of ADSs of 6,000,000,000 and 300,000,000, respectively (based on a ratio of 20 shares to one ADS), outstanding immediately after the reorganization. Net income per share and net income per ADS for 2000 have been computed by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 6,331,114,421 and 316,555,721 respectively (based on a ratio of 20 shares to one ADS) for the period. Similarly, net income per share and net income per ADS for 2001 have been computed, after considering the dilutive effect of potential ordinary shares under our share option scheme, using 7,942,288,803 and 397,114,440 respectively.


(b) EBITDE refers to earnings before interest income, interest expense, income taxes and depreciation, depletion and amortization, dismantlement and site restoration allowance, impairment losses related to property, plant and equipment, exploration costs and exchange gains or losses as computed under Hong Kong GAAP and U.S. GAAP. EBITDE is not a standard measure under Hong

     Kong GAAP or U.S. GAAP. We have included EBITDE as we believe it is a financial measure commonly used in the oil and gas industry. We believe that EBITDE is a useful supplement to cash flow data because it enables us to measure our operating performance and provides us with a general indicator of our ability to service and incur debt as well as to internally fund exploration and development activities. However, EBITDE should not be considered in isolation or construed as an alternative to operating income, operating cash flows or any other measure of performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing and financing activities. EBITDE fails to account for taxes, interest expense and other non-operating cash expenses. EBITDE does not consider any functional or legal requirements of the business that may require us to conserve and allocate funds for purposes other than debt service or funding of exploration and development activities. EBITDE measures presented in this annual report may not be comparable to other similarly titled measures of other companies.

(c) EBITDE margin represents EBITDE as a percentage of our total revenues, as computed under both Hong Kong GAAP and U.S. GAAP.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.   RISK FACTORS

Risks Relating to CNOOC Limited

     Our business, revenues and profits fluctuate with changes in oil and gas prices. Even relatively modest declines in crude oil prices may adversely affect our business, revenues and profits. Our profitability is determined in large part by the difference between the prices received for crude oil we produce and the costs of exploring for, developing, producing and selling these products.

     Prices for crude oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil, market uncertainty and a variety of additional factors that are beyond our control, including:

     o    political developments in petroleum producing regions,

     o the ability of the Organization of Petroleum Exporting Countries and other petroleum producing nations to set and maintain production levels and prices,

     o    the price and availability of other energy sources, such as coal,

     o    domestic and foreign government regulation,

     o    weather conditions, and

     o    overall economic conditions.

     Our revenues and net income have fluctuated significantly in the past four years, principally due to the volatility of world oil prices. Oil prices worldwide have fluctuated considerably over the past year, which have adversely affected our results of operations. Any future declines in oil and gas prices would adversely affect our revenues and net income.

     The prices for the natural gas that we sell in the PRC market are determined by negotiations between us and the buyers. Our typical contracts with gas buyers include provisions for annual resets and adjustment formulas that depend on a basket of crude oil prices, inflation and various other factors. Such resets and adjustment formulas can result in fluctuation of natural gas prices which may adversely affect our business, results of operations and financial condition.

     Lower oil and gas prices may also result in the write-off of higher cost reserves and other assets and in decreased earnings or losses. Lower oil and natural gas prices may also reduce the amount of oil and natural gas we can produce economically, and existing contracts that we have entered into may become uneconomical as a result of changing prices. For further details regarding the effects of fluctuating oil and gas prices on our financial condition results of operations, see "Item 5--Operating and Financial Review and Prospects."

     The oil and gas reserves data in this annual report are only estimates and may require substantial revisions as a result of future drilling, testing and production. The reliability of reserves estimates depends on a number of factors, including:

     o    the quality and quantity of technical and economic data,

     o    the prevailing oil and gas prices applicable to our production,

     o    the production performance of the reservoirs,

     o    extensive engineering judgments, and

     o    consistency in the PRC government's royalty and share oil policies.

     Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect over time. As a result, results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserves data. For more information on our oil and gas reserves data, see "Item 4--Information on the Company--Oil and Natural Gas Reserves." Our oil and gas reserves estimates included in this annual report as of dates prior to December 31, 1999 have not been evaluated by Ryder Scott Company, our independent petroleum engineering consultants.

     Our failure to gain access to additional reserves and to develop our proved undeveloped reserves may adversely affect our ability to achieve our growth objectives. Our ability to achieve our growth objectives depends upon our success in finding and acquiring or gaining access to additional reserves. Our future drilling, exploration and acquisition activities may not be successful. If we do not conduct successful exploration and development activities, or acquire properties containing proved reserves, our total proved reserves will decline.

     Approximately 60% of our proved reserves were undeveloped as of December 31, 2001. Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.

     Our development plans have significant capital expenditure requirements and our capital expenditure plans are subject to various risks. The oil and gas exploration and production business is a capital intensive business. We currently plan to spend approximately US$2.1 billion for capital expenditures relating to the development of our oil and gas properties offshore China and approximately US$400 million per year for independent exploration from 2002 through 2003. In addition to these amounts, we may make additional capital expenditures and investments in implementing our business strategy, including our natural gas strategy.

     Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. We adjust our capital expenditure and investment budget on an annual basis. Our capital expenditure plans are subject to a number of risks, contingencies and other factors, some of which are beyond our control, including:

     o our ability to generate sufficient cash flows from operations and financings to finance our capital expenditures, investments and other requirements,

     o    the availability and terms of external financing,

     o changes in crude oil and natural gas prices, which may affect our cash flows from operations and capital expenditure and investment plans,

     o our mix of exploration and development activities conducted on an independent basis versus under production sharing contracts,

     o new investment opportunities that may be presented to us such as international investment opportunities, liquefied natural gas projects and other natural gas projects,

     o PRC government approvals required for some capital expenditures and investments,

     o our ability to obtain sufficient foreign currency to finance our capital expenditures, and

     o    economic, political and other conditions in the PRC and Hong Kong.

     Therefore, our actual future capital expenditures and investments will likely be different from our current planned amounts. The differences may be significant.

     Our business development may require external financing and our ability to obtain external financing is uncertain. From time to time, we need to obtain external debt and equity financing to implement our development plans and to fund our other business requirements.

     Our ability to obtain external financing in the future is subject to a variety of uncertainties including:

     o our future results of operations, financial condition and cash flows,

     o the amount of capital that other PRC and Hong Kong entities may seek to raise in foreign capital markets,

     o    economic, political and other conditions in the PRC and Hong Kong,

     o the PRC government's policies relating to foreign currency borrowings, and

     o    conditions in the PRC, Hong Kong and international capital markets.

     Our inability to obtain sufficient funding for our operations or development plans could adversely affect our business, revenues, net income and cash flows. For additional information on our capital expenditure plans and financing requirements, see "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     Our failure to implement our natural gas business strategy may adversely affect our business and financial position. As part of our business strategy, we intend to expand our natural gas business to meet increasing market demand in China and to promote the development and production of our natural gas reserves. This strategy involves a number of risks and uncertainties including the following:

     o we have no experience in investing in liquefied natural gas facilities, gas transmission and distribution systems, and overseas upstream natural gas properties,

     o significant additional capital expenditures, which are required to implement our natural gas strategy, could divert resources from our core oil and gas exploration and production business and require us to seek additional financing,

     o we may face additional competition in our new natural gas activities from a number of international and PRC companies. In particular, PetroChina is currently constructing several natural gas pipelines and planning to construct more pipelines in an effort to link its natural gas fields located in the western region to the eastern coastal regions of China. The completion of these pipelines could significantly increase the competition in these coastal regions,

     o our new natural gas activities may subject us to additional government regulations in China and overseas,

     o we do not have the same preferential rights or access to natural gas businesses or overseas natural gas investments that we enjoy with respect to our upstream natural gas business offshore China, and

     o we are evaluating our option to make an investment in CNOOC's planned liquefied natural gas project in Guangdong Province. However, we have not decided whether to exercise our option. There are various conditions to our ability to exercise the option, including required governmental approvals.

     Due to the above factors or other reasons, we may fail to implement our natural gas strategy successfully.

     The development of the natural gas infrastructure and demand in the PRC natural gas market may occur at a slower pace than our planned increase in production, which could adversely affect our ability to increase natural gas sales. Our proposed expansion of natural gas production in China is currently constrained by a lack of natural gas transmission and supply infrastructure and an underdeveloped natural gas market. Construction of transmission and supply pipelines and other infrastructure can depend on many factors, such as government funding, costs of land acquisition, national and local government approvals, and timely completion of construction, some of which are beyond our control. Development of the natural gas market depends on the establishment of long-term natural gas supply contracts with natural gas utilities or large end-users, such as power and chemical plants. The demand of these buyers for natural gas could be impacted by a number of regulatory and market factors beyond our control, such as regulation of coal prices, government power and utility policies, chemical commodity cycles, electricity pricing and demand, and environmental policies.

     We are controlled by CNOOC. CNOOC indirectly owns, through CNOOC (BVI) Limited, its wholly owned subsidiary, an aggregate of 70.61% of our shares. As a result, CNOOC is effectively able to control the composition of our board of directors, determine the timing and amount of dividend payments and otherwise control us, including causing us to effect corporate transactions without the approval of our minority shareholders, except where we are required to obtain such approval in order to comply with the requirements of the rules of The Stock Exchange of Hong Kong Limited with respect to connected transactions. For further details regarding potential conflicts, see "Item 7--Major Shareholders and Related Party Transactions."

     Under current PRC law, CNOOC has the exclusive right to enter into production sharing contracts with international oil and gas companies for petroleum exploration and production offshore China. CNOOC has undertaken to us that it will transfer to us all of its rights and obligations under any new production sharing contracts, except those relating to its administrative functions. However, we cannot contract directly with foreign enterprises for these purposes without CNOOC. The interests of CNOOC in entering into production sharing contracts with international oil and gas companies may conflict with our interest because of the possible differences between CNOOC's and our criteria in determining whether, and on what terms, to enter into production sharing contracts. Our future business development may be adversely affected if CNOOC does not enter into new production sharing contracts.

     A substantial portion of our sales are to three customers, and significantly reduced purchases from them could have a material adverse impact on our operations. We sell a significant percentage of our crude oil production in the PRC domestic market to refineries and petrochemical companies that are affiliates of China Petroleum & Chemical Corporation or Sinopec. For the years ended December 31, 1999, 2000 and 2001, our sales to Sinopec comprised approximately 56.2%, 26.1% and 30.2%, respectively, of our total operating revenues. PetroChina is our next largest customer. For the years ended December 31, 1999, 2000 and 2001, our sales to PetroChina were approximately 12.0%, 6.0%, and 6.3%, respectively, of our total operating revenues. Both PetroChina and Sinopec are majority owned by the PRC government. In addition, we sell a significant portion of our natural gas to one customer, Castle Peak Power Company Limited in Hong Kong, under a long term take-or-pay contract. For the years ended December 31, 1999, 2000 and 2001, our sales to this customer were approximately 7.6%, 5.6% and 5.8%, respectively, of our total operating revenues.

     Both PetroChina and Sinopec have their own oil and gas fields and have the right to import crude oil directly from international markets. We do not have any long-term sales contracts with PetroChina, Sinopec or their respective affiliates. Our business, results of operations and financial condition would be adversely affected if:

     o either PetroChina or Sinopec significantly reduces its purchases of crude oil from us, or

     o    they suffer significant financial difficulties and, in either case,

     o we cannot find a ready buyer for our crude oil in the international market.

     We may lose market share to existing competitors, and new entrants into the offshore petroleum industry in China would increase competition and could adversely affect our business. The crude oil industry is highly competitive. We compete in the PRC and international markets for both customers and capital to finance our exploration, development and production activities, as well as for the acquisition of desirable oil and gas prospects. The prices of our crude oil are determined by reference to the prices of crude oil of comparable quality on the international market. Our principal competitors in the PRC market are PetroChina and Sinopec. For further details, see "Item 4--Information on the Company--Competition."

     We are the dominant player in the oil and gas industry offshore China, and we are the only company authorized to engage in oil and gas exploration offshore China in cooperation with international oil and gas companies. If there are any changes in current PRC laws or regulations permitting an expansion of existing companies' activities or new entrants into the offshore petroleum industry, we may face increased competition in obtaining new oil and gas properties offshore China.

     CNOOC has undertaken to us that so long as

     o    it retains a controlling interest in us and

     o our securities are listed on the Hong Kong Stock Exchange, the New York Stock Exchange or other securities trading systems in other parts of the world,

we will have the exclusive right to exercise CNOOC's rights to engage in offshore oil and gas exploration, development, production and sales in the PRC and that it will not compete with us in such oil and gas business. However, CNOOC may not continue to maintain a controlling interest in our company and CNOOC's undertaking may be subject to interpretative challenges in the future. See "Item 7--Major Shareholders and Related Party Transactions."

     Our operations are affected by exploration, development and production risks and natural disasters, and resulting losses may not be covered by insurance. Our petroleum exploration, development and production operations involve risks normally incidental to such activities, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters, any of which may result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under production sharing contracts. Also, we run the risk that we will not find any economically productive natural gas or oil reservoirs. In addition, the costs of drilling, completing and operating wells are often uncertain and are subject to numerous factors beyond our control, including:

     o    weather conditions,

     o    natural disasters,

     o    shortages of, or delays in obtaining, equipment, and

     o    inadequacy and unavailability of transportation facilities.

     We maintain insurance coverage against only some, but not all, potential losses. We do not maintain business interruption insurance for all of our oil and gas fields. We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.

     For further information on our insurance coverage, see "Item
4--Information on the Company--Operating Hazards and Uninsured Risks."

     We may be exposed to certain risks of operations in Indonesia as a result of our acquisition of certain oil and gas interests located onshore and offshore Indonesia. We recently completed the acquisition of nine subsidiaries of Repsol YPF, S.A. See "Item 5--Operating and Financial Review and Prospects--The Repsol Acquisition" and "Item 4--Information on the Company--Principal Oil and Gas Regions--Overseas Activity." The interests of the acquired subsidiaries are located onshore and offshore Indonesia and are subject to certain risks of operations in Indonesia, including Indonesian economic and political risks. Although the subsidiaries have not historically experienced problems from civil unrest or disputes with the Indonesian government, Indonesia's current political and economic environment could impact the financial position, results of operations and prospects of the subsidiaries and we may not fully realize the intended benefits of the acquisition.

     The businesses of the subsidiaries are subject to the laws and regulations of Indonesia, including those relating to the development, production, marketing, pricing, transportation and storage of natural gas and crude oil, taxation and environmental and safety matters. In addition, these subsidiaries are subject to production sharing arrangements with Pertamina, the Indonesian state owned oil and gas company, which is currently the sole entity authorized to manage Indonesia's petroleum resources on behalf of the Indonesian government. The subsidiaries may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting Indonesia which are not within our control including, among other things, a change in crude oil or natural gas pricing policy, the risks of war and terrorism, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, Rupiah/U.S. dollar exchange rate fluctuations and currency controls. The Indonesian government has recently introduced laws on revenue sharing and regional autonomy and a proposed oil and gas law. It is unclear at the present time what impact, if any, the recent and proposed legislation would have on the financial position, results of operations and prospects of these subsidiaries.

     We face risks in connection with the integration of our Indonesian subsidiaries. As with any acquisition, success of the acquisition depends in part on our ability to integrate the operations of the subsidiaries of Repsol YPF, S.A. in Indonesia into our existing businesses. Although we do not expect to encounter difficulties with such integration, there can be no assurance that we will be able to integrate the businesses of the subsidiaries successfully or that we will not encounter delays or incur unanticipated costs in such integration. If we are not able successfully integrate the businesses of the subsidiaries into our operations, we may not fully realize the intended benefits of the acquisition.

Risks relating to the PRC petroleum industry

     We operate in a regulated industry and our business may be affected by unfavorable regulatory changes. The PRC government exercises control over the PRC petroleum industry, including with respect to licensing, exploration, production, distribution, pricing, exports and allocation of various resources. As part of a PRC government reorganization, the State Economic and Trade Commission has become the primary coordinator for the petroleum industry and, together with other relevant governmental agencies, provides regulatory supervision over the petroleum industry.

     In the past, we have benefited from various favorable PRC government policies, laws and regulations that were enacted to encourage the development of the offshore petroleum industry. In the future, the PRC government may change existing policies or adopt new policies, laws or regulations. Our business may be adversely affected by such unfavorable regulatory changes.

     In addition, existing PRC regulations require that we apply for and obtain various PRC government licenses and other approvals, including in some cases amendments and extensions of existing licenses and approvals in order to conduct our exploration and development activities offshore China. If in the future we are unable to obtain any such necessary approvals, our reserves and production would be adversely affected.

     Certain restrictions on foreign companies will be lifted as a result of China's entry into the World Trade Organization and may adversely affect our business. Effective December 11, 2001, the PRC became a member of the WTO. WTO membership status will result in China eventually lifting its restrictions which prohibit the direct sale of crude oil and processed oil by foreign companies in China within five years from the date of China's accession to the WTO. The sale of natural gas and liquefied petroleum gas is not specifically dealt with under China's market-access commitments relating to distribution services (as is the case with crude and processed oil). Accordingly, foreign participation in the sale of such products may be permitted within one year of accession in the form of minority-owned joint ventures and, within two years of accession, through wholly owned subsidiaries without any equity restrictions.

     China's WTO membership status also impacts the participation of foreign companies in offshore oil-field services. China's WTO commitments in this regard provide for petroleum exploitation by foreign entities in cooperation with Chinese partners. Liberalization in this sector formally took effect from the date of China's accession. However, current PRC legislation regulating offshore oil-field services remains unchanged since 1982. This situation is expected to change to reflect China's apparently more liberal WTO commitments. Further liberalization in this sector or amendments to PRC legislation to reflect China's agreed WTO commitments may result in our losing benefits from special policies and measures and lead to additional competition in the future.

     Failure to comply with existing or future environmental laws and regulations could adversely affect us. Our business is subject to PRC environmental protection laws and regulations which:

     o    impose fees for the discharge of waste substances,

     o require the payment of fines and damages for serious environmental pollution, and

     o provide that the government may, at its discretion, close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

     We believe that all of our facilities and operations are in material compliance with the requirements of the relevant environmental protection laws and regulations. However, amendment of existing laws or regulations may impose additional or more stringent requirements. In addition, our compliance with such laws or regulations may require us to incur significant capital expenditures or other obligations or liabilities, which could create a substantial financial burden on us. For a further discussion of the environmental regulations in the PRC, see "Item 4--Information on the Company--Environmental Regulation."

Risks relating to the PRC

     Our operations may be adversely affected by PRC economic and political conditions. Most of our business, assets and operations are located in the PRC and are owned and conducted by our wholly owned PRC subsidiary, CNOOC China Limited. The economy of the PRC differs from the economies of most developed countries in many respects, including:

     o    structure,

     o    government involvement,

     o    level of development,

     o    growth rate,

     o    capital reinvestment,

     o    allocation of resources,

     o    government control of foreign exchange, and

     o    balance of payments position.

     The PRC economy has historically been a planned economy subject to long-term plans adopted by the PRC government, which set out production and development targets. The majority of productive assets in the PRC are still owned by the PRC government at various levels. In recent years the PRC government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the PRC economy and a high level of management autonomy. Such economic reform measures may be inconsistent or ineffectual, and we may not be able to capitalize on all such reforms. Further, these measures may be adjusted or modified, possibly resulting in such economic liberalization measures being inconsistent from industry to industry, or across different regions of the country.

     Our operating results may be adversely affected by:

     o    changes in the PRC's political, economic and social conditions,

     o    changes in policies of the PRC government,

     o changes in PRC laws and regulations or the interpretation of PRC laws and regulations,

     o    measures which may be introduced to control inflation or deflation,

     o    changes in the rate or method of taxation,

     o imposition of additional restrictions on currency conversion and remittances abroad,

     o    reduction in tariff protection and other import restrictions,

     o changes in the usage and costs of state controlled transportation services, and

     o state policies affecting the industries to which we sell our products.

     The PRC economy has experienced significant growth in the past 20 years, but the growth has been uneven both geographically and among various sectors of the economy. Economic growth has also been accompanied by periods of high inflation. The PRC government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. In addition, the PRC government has attempted to control inflation by controlling the prices of basic commodities. Severe measures or other actions by the PRC government, such as placing additional controls on prices of petroleum and petroleum products, could restrict our business operations and adversely affect our financial position.

     Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition. We receive most of our revenues in Renminbi. A portion of such revenues will need to be converted into other currencies to meet our foreign currency obligations. We have substantial requirements for foreign currency, including:

     o    debt service on foreign currency denominated debt,

     o    purchases of imported equipment, and

     o payment of any dividends declared in respect of shares held by international investors.

     CNOOC China Limited, our wholly owned principal operating subsidiary in the PRC, may undertake current account foreign exchange transactions without prior approval from the State Administration for Foreign Exchange. It has access to current account foreign exchange so long as it can produce commercial documents evidencing such transactions and provided that they are processed through certain banks in China. Foreign exchange transactions under the capital account, including principal payments with respect to foreign currency denominated obligations, will be subject to limitations of the State Administration for Foreign Exchange.

     Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. The PRC government has stated publicly that it intends to make Renminbi freely convertible in the future. However, we cannot predict when the PRC government will allow free conversion of Renminbi into foreign currencies. Renminbi devaluation and fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. Renminbi devaluation and exchange rate fluctuations may adversely affect our results of operations and financial condition and may result in foreign exchange losses because of our substantial U.S. dollar-and Japanese yen-denominated debts, expenses and other requirements. In addition, we may not be able to increase the Renminbi prices of our domestic sales to offset fully any depreciation of the Renminbi due to political, competitive or social pressures.

     We do not hedge exchange rate fluctuations between the Renminbi and foreign currencies and currently have no plans to do so. For further information on our foreign exchange risks, foreign exchange rates and our hedging activities, see "Currencies and Exchange Rates" and "Item 5--Operating and Financial Review and Prospects--Market Risks."

     Our operations are subject to the uncertainty of the PRC legal system. The PRC legal system is based on written statutes. Prior court decisions may be noted for reference but do not have binding precedential effect. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, these laws and regulations are relatively new and because of the limited volume of published cases and judicial interpretation and their non-binding nature, enforcement and interpretation of these laws and regulations involve significant uncertainty. In addition, as the PRC legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

Risks relating to the ADSs and shares

     Shares or ADSs eligible for public sale could adversely affect the price of our shares or ADSs. Sales, or the real or perceived possibility of sales, of a significant number of shares in the public market could adversely affect prevailing market prices for the ADSs and shares. As of April 30, 2002, CNOOC, through CNOOC (BVI) Limited, holds approximately 70.61% of our shares and the corporate investors own approximately 6.79% of our shares and Shell Eastern Petroleum (Pte) Limited owns approximately 3.16% of our shares. CNOOC (BVI) may sell the shares it owns, subject to the requirement of the Listing Rules of the Hong Kong Stock Exchange that, during the six-month period immediately following the expiration of the six-month lock-up period with respect to the global offering in February 2001, CNOOC shall not sell the shares such that it would cease to be our controlling shareholder or if such sale would create a disorderly market. During the second six-month period following the commencement of public trading of our shares, our corporate investors may dispose of up to 50% of our shares owned by them without CNOOC (BVI)'s prior written consent. Also during this second six-month period, Shell Eastern Petroleum (Pte) Limited may dispose of up to 50% of our shares owned by it without our and/or Merrill Lynch Far East Limited's prior consent. As of April 30, 2002, neither CNOOC (BVI) Limited nor Shell Eastern Petroleum (Pte) Limited has sold its shares in us. We cannot predict the effect, if any, that market sales of our shares, or the availability of our shares for future sale, will have on the market price of our shares or ADSs.

     Pursuant to the registration rights agreement we entered into with our strategic investor, we have agreed to indemnify the strategic investor for certain liabilities that it may have under the Securities Act. Resale of the shares or ADSs in the United States by our strategic investor may only be done pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. We and our strategic investor have entered into a registration rights agreement whereby we have agreed to register the securities of our strategic investor if it so requests. We have agreed to pay for the cost of any such registration and to indemnify our strategic investor for certain liabilities that it may have under the Securities Act which relate to the registration statement that would have to be filed and the annual report that would have to be delivered to purchasers, in the event of a resale by our strategic investor. There is a risk that we will be required to indemnify our strategic investor pursuant to the registration rights agreement.

     We have agreed to enter into registration rights agreements with our corporate investors on the same terms as our registration rights agreement with our strategic investor. There is a risk that we will be required to indemnify our corporate investors pursuant to such registration rights agreements.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT

     Our legal and commercial name is CNOOC Limited. Our head office is located at 65th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong, and our telephone number is 852-2213-2500. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process.

     The PRC government established CNOOC as the state-owned offshore petroleum company of China in 1982 under the Regulation of the People's Republic of China on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises, whereby CNOOC assumed overall responsibility for the administration and development of PRC offshore petroleum operations with foreign oil and gas companies. CNOOC is regulated and supervised by the State Economic and Trade Commission.

     Prior to the reorganization, which became effective as of October 1, 1999, CNOOC and its various subsidiaries and affiliates performed commercial and administrative functions, including:

     o exercising the exclusive right to cooperate with foreign partners in offshore petroleum exploration, development, production and sales activities, and taking up to a 51% participating interest in production sharing contracts,

     o organizing international bidding for offshore petroleum exploitation,

     o conducting independent exploration, development, production and sales activities in our independently operated oil and gas fields offshore China,

     o awarding projects to and signing bilateral contracts with foreign partners for offshore petroleum exploitation,

     o reviewing and confirming appraisal reports and overall development plans required under production sharing contracts, and

     o obtaining from the PRC government all approvals, permits, licenses, consents and special policies necessary under production sharing contracts.

Reorganization

     Under the reorganization in 1999, CNOOC transferred all of its then current operational and commercial interests in its offshore petroleum business to us. As a result, we and our subsidiaries are the only vehicle through which CNOOC engages in petroleum exploration, development, production and sales activities both within and outside China. CNOOC continues to perform administrative functions relating to our business.

     The assets and liabilities primarily relating to the offshore petroleum business that were transferred to us in the reorganization include:

     o 37 production sharing contracts and one geophysical survey agreement,

     o    eight independent development and production projects,

     o    a 30% interest in Shanghai Petroleum and Natural Gas Company
          Limited,

     o the land use rights to terminal facilities in Nanhai, Weizhou and the western part of Bohai Bay, and

     o    loans from, and swap agreements with, various PRC and foreign banks.

     In addition, CNOOC transferred approximately 917 employees to us to facilitate the transfer of the oil and natural gas businesses previously operated by CNOOC.

     CNOOC has retained its commercial interests in operations and projects not related to oil and gas exploration and production, including:

     o    a petrochemical project in Huizhou, Guangdong Province,

     o    a fertilizer plant in Hainan Province, and

     o    a liquefied natural gas project in Guangdong Province.

     CNOOC also retained all of its administrative functions, which it performed prior to the reorganization, including:

     o organizing international bidding for offshore petroleum exploitation,

     o awarding projects to and signing bilateral contracts with foreign partners for offshore petroleum exploitation,

     o approving any extension of the period for the completion of the appraisal work on petroleum discovery under the production sharing contracts, and

     o submitting the overall development plans, reports of the oil and gas fields and the environmental impact statements related to the production sharing contracts to the PRC governmental authorities.

Undertakings

     CNOOC has undertaken to us that:

     o we will enjoy the exclusive right to exercise all of CNOOC's commercial and operational rights under the PRC laws and regulations relating to the exploration, development, production and sales of the PRC offshore oil and natural gas,

     o it will transfer to us all of its rights and obligations under any new production sharing contracts and geophysical exploration operations, except those relating to its administrative functions,

     o neither it nor any of its affiliates will engage or be interested, directly or indirectly, in oil and natural gas exploration, development, production and sales in or outside the PRC,

     o we will be able to participate jointly with CNOOC in negotiating new production sharing contracts and to set out our views to CNOOC on the proposed terms of new production sharing contracts,

     o we will have unlimited and unrestricted access to all data, records, samples and other original data owned by CNOOC relating to oil and natural gas resources,

     o we will have an option, for which no consideration will be payable by us to CNOOC, to make any investment in liquefied natural gas projects that CNOOC has invested or proposes to invest, and CNOOC will at its own expense help us to procure all necessary government approvals needed for our participation in these projects, and

     o we will have an option, for which no consideration will be payable by us to CNOOC, to participate in other businesses related to natural gas in which CNOOC has invested or proposes to invest, and CNOOC will at its own expense procure all necessary government approvals needed for our participation in such business.

     If we do not exercise the option to participate in a liquefied natural gas project, such decision will be subject to the review of our independent non-executive directors. We will make an announcement of our decision and the views of our independent non-executive directors, and include in our annual report the decision and the views of our independent non-executive directors. The terms of this option require us, if we exercise the option, to reimburse CNOOC for any contribution CNOOC has made with respect to the facility, together with interest thereon calculated at the prevailing market interest rate.

     The undertakings from CNOOC will cease to have any effect:

     o    if we become a wholly owned subsidiary of CNOOC,

     o if our securities cease to be listed on any stock exchange or automated trading system, or

     o 12 months after CNOOC or any other PRC government controlled entity ceases to be our controlling shareholder.

Corporate Structure

     As of April 30, 2002, CNOOC indirectly owns or controls an aggregate of 70.61% of our shares. Accordingly, it continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in our company, the management of our business will be our directors' responsibility.

     The chart on the following page sets forth our controlling entities and our principal subsidiaries as of April 30, 2002.

                                        CNOOC Limited Corporate Structure

                                       ----------------------------------
                                       |  China National Offshore Oil   |
                                       |          Corporation           |
                                       |             (PRC)              |
                                        ----------------------------------
                                                        |
                                                        |
                                                        | 100%
                                                        |
                                                        |
                                        ----------------------------------
                                        |       Overseas Oil & Gas       |
                                        |        Corporation Ltd.        |
                                        |           (Bermuda)            |
                                        ----------------------------------
                                                        |
                                                        |
                                                        | 100%
                                                        |
                                                        |
                                       ----------------------------------
                                       |       CNOOC (BVI)Limited       |
                                       |    (British Virgin Islands)    |
                                       |                                |
-----------------------------          ----------------------------------
|  Public Shareholders and  |                           |
|    Corporate Investors    |\                          |
|                           | \ 29.39%                  | 70.61%
|                           |  \                        |
-----------------------------   \                       |
                                 \     ----------------------------------
                                  \   |           CNOOC Limited         |
                                    \ |            (Hong Kong)          |
                                     \|                                 |
                                      |                                 |
                                      ----------------------------------
                                                        |
                                                        |
                                                        |
            ------------------------------------------------------------------------------------------
            |                              |                             |                            |
            | 100%                         | 100%                        | 100%                       | 100%
            |                              |                             |                            |
----------------------------   -------------------------   -----------------------------   -------------------------
|         CNOOC            |   |      CNOOC China      |   |     China Offshore Oil    |   |    CNOOC Finance      |
|     International        |   |      Limited(1)       |   |          (Singapore)      |   |    (2002) Limited     |
|       Limited)1)         |   |         (PRC)         |   | International Pte Ltd.(3) |   |   (British Virgin     |
| (British Virgin Islands) |   |                       |   |          (Singapore)      |   |       Islands)        |
----------------------------   -------------------------   -----------------------------   -------------------------


-----------------
(1) The owner of our interests in our overseas petroleum exploration and production business and operations.
(2) The owner of substantially all of our petroleum exploration and production businesses, operations and properties in the PRC.
(3) The business vehicle through which we engage in sales and marketing activities in the international market.

B.   BUSINESS OVERVIEW

Overview

     We are an oil and gas company engaged primarily in the exploration, development and production of crude oil and natural gas offshore China. We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration and production activities with international oil and gas companies offshore China. As of December 31, 2001, we had estimated net proved reserves of 1,787.1 million BOE, comprised of 1,245.9 million barrels of crude oil and condensate and 3,247.6 billion cubic feet of natural gas. For the year 2001, our net production averaged 228,874 barrels per day of crude oil, condensate and natural gas liquids and 195.0 million cubic feet per day of natural gas, which together totaled 261,379 BOE per day and represented a 9.2% increase over the annual average daily production in year 2000.

     We increased our net proved reserves from 668 million BOE as of December 31, 1995 to 1,787.1 million BOE as of December 31, 2001, which represents a compound annual growth rate of 17.8%. Based on net proved reserves, we are one of the largest independent oil and gas exploration and production companies in the world. In the petroleum industry, an "independent" company owns oil and gas reserves independently of other downstream assets, such as refining and marketing assets, as opposed to an integrated company that owns downstream assets in addition to oil and gas reserves. As of December 31, 2001, approximately 60% of our net proved reserves were classified as net proved undeveloped. We plan to spend approximately US$2.1 billion developing our reserves offshore China and approximately US$400 million for independent exploration offshore China from 2002 through 2003.

     We conduct our exploration, development and production activities through both independent operations and production sharing contracts with foreign partners. We have added to our reserves in recent years primarily through our independent operations. As of December 31, 2001, independent properties accounted for approximately 59.5% of our total net proved reserves. We are the operator of all of our independent producing properties. For the year ended December 31, 2001, production from our independent properties accounted for 57.9% of total net production. Because independent properties account for approximately 59% of our current net proved undeveloped reserves, we expect our production from independent properties to continue to increase.

     Through our parent company, CNOOC, we have the exclusive right to enter into production sharing contracts with international oil and gas companies to conduct exploration and production activities offshore China. See "--Production Sharing Contracts." As of December 31, 2001, we were a party to a total of 30 production sharing contracts and one joint study agreement. In 2001, we entered into three of these production sharing contracts and into one joint study agreement with our foreign partners. The following table sets forth details of these transactions.


                                            Nature of                                                        Contract Area
Basin                         Block         Agreement   Foreign Partner   Interest(%)   Date of Signature        (km2)
-----                       ----------      ---------   --------------    -----------   -----------------   -------------
Pearl River Mouth             27/10           PSC         Santa Fe            100          May 10, 2001        6,546
Pearl River Mouth             39/05           PSC           Husky             100         July 26, 2001        5,700
Bohai Bay                  BZ26-2/28-1    Joint Study       Shell             100       August 31, 2001          143
Bohai Bay                     11/26           PSC           Shell             100       December 11, 2001      3,190

Total                                                                                                          15,579


     We currently are the operator or joint operator of most of the properties developed under our production sharing contracts. In the early years of our existence, we conducted most of our activities through production sharing contracts. Production sharing contracts have enabled us to develop our technical and management expertise and provided us with the cash flows necessary to increase the scope of our independent exploration and production activities.

     Natural gas is becoming an increasingly important part of our business strategy as we exploit our natural gas reserves to meet rapidly growing domestic demand. We are continuing to explore for natural gas and develop natural gas properties. In view of the domestic natural gas supply shortfall forecasted by the Chinese government, we may invest in liquefied natural gas projects. We may also make strategic investments in other assets to facilitate the development of markets for natural gas production.

     CNOOC, our parent company, was formed in 1982 when the Regulation of the People's Republic of China on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises gave CNOOC the exclusive right to enter into production sharing contracts with foreign partners to conduct exploration and production activities offshore China. As a result of CNOOC's October 1999 reorganization, we became the only entity through which CNOOC engages in the upstream petroleum business. CNOOC continues to perform administrative functions relating to our upstream petroleum business. For further details regarding this reorganization, see "Item 7--Major Shareholders and Related Party Transactions."

Competitive Strengths

     We believe that our historical success and future prospects are directly related to a combination of strengths, including the following:

     o large proved reserve base with significant exploitation opportunities;

     o    sizable operating area with demonstrated exploration potential;

     o    successful independent exploration and development record;

     o    competitive cost structure;

     o reduced risks and access to capital and technology through production sharing contracts;

     o    strategic position in China's growing natural gas markets; and

     o    experienced management team.

     Large proved reserve base with significant exploitation opportunities. Based on net proved reserves as of December 31, 2001 and average net daily production for the year ended December 31, 2001, we had a reserve-to-production ratio of approximately 18.7 years. As of December 31, 2001, approximately 60% of our net proved reserves were classified as net proved undeveloped. We expect our production to grow significantly as these undeveloped properties begin producing.

     Sizable operating area with demonstrated exploration potential. The offshore China exploration area is approximately 1.3 million square kilometers in size, about twice as large as the U.S. Gulf of Mexico exploration area. As of December 31, 2001, a total of 738 exploration wells had been drilled offshore China. Only limited exploration has been conducted in the natural gas prone regions of the Western South China Sea and the East China Sea. Since CNOOC's inception in 1982, a total of 615 exploration wells have been drilled offshore China including 394 wildcat wells with a success rate of approximately 36%. 17 discoveries have been made offshore China between the beginning of 1999 and December 31, 2001, including major discoveries made by Phillips, Kerr-McGee, Devon Energy and the CACT operating group, as well as four discoveries made by us.

     Successful independent exploration and development record. From the formation of CNOOC in 1982 to December 31, 2001, we achieved a success rate of approximately 51% on our 146 independent wildcat wells while our foreign partners achieved a success rate of approximately 28% on their 248 wildcat wells. Between late 1995 and the end of 2001, we completed six of our major independent development projects on time and under budget. Our average finding and development cost for our independent operations for the three years ended December 31, 2001 was US$4.92 per BOE, or US$4.15 per BOE as adjusted for the estimated future costs of developing proved undeveloped reserves.

     Competitive cost structure. For the year ended December 31, 2001, our total lifting costs were US$4.16 per BOE. Lifting costs consist of operating expenses and production taxes. Total lifting costs for independent operations were US$3.88 per BOE during the same period. We have kept our lifting costs low through various measures including more efficient use of offshore infrastructure, the linking of employee bonuses to cost reduction and the adoption of new technology in our operations. We believe that our cost structure allows us to compete effectively even in a low crude oil price environment.

     Reduced risks and access to capital and technology through production sharing contracts. Production sharing contracts help to minimize finding costs, exploration risks and capital requirements because foreign partners are responsible for all costs associated with exploration. Under a production sharing contract, our foreign partners can recover their exploration costs only if a commercially viable discovery is made. Through production sharing contracts, we have ready access to modern technology and are able to gain expertise, which we are then able to utilize in our independent exploration and production activities. We also enter into production sharing contracts with respect to our independent discoveries in instances where we believe we need the expertise and capital of a foreign partner to reduce our risk and develop the discovery successfully.

     Strategic position in China's growing natural gas markets. The proximity of our natural gas reserves to the major demand areas in the coastal regions of China provides us with a competitive advantage over other natural gas suppliers in China, whose natural gas reserves are located primarily in northwest and southwest China. We have natural gas fields near many of China's rapidly growing coastal areas, including Hong Kong, Shanghai and Tianjin. In addition, CNOOC has granted us an option to acquire its interest in a liquefied natural gas import facility located in Guangdong Province. Construction of the facility is expected to begin in 2002. The terms of this option require us, if we exercise the option, to reimburse CNOOC for any contribution CNOOC has made with respect to the facility, together with interest thereon calculated at the prevailing market interest rate. CNOOC has also granted us an option to make any other investment in liquefied natural gas projects or other natural gas related businesses in which CNOOC has invested or proposes to invest. If we exercise our option to participate in the Guangdong Province project, we believe our participation in this project will position us well for participation in future liquefied natural gas projects. For further information, see "--Natural Gas Business."

     Experienced management team. Our senior management team has extensive experience in the oil and gas industry, and most of our executives have been with us or CNOOC since CNOOC's inception in 1982. We have evolved from a company heavily reliant on production sharing contracts with foreign partners to a company with a balance of independent operations and production sharing contract operations. Our management team and staff have had the opportunity to work closely with foreign partners both within and outside China. We have implemented international management practices including incentive compensation schemes for our employees. In addition, we have adopted a share option scheme for our senior management. See "Item 6--Directors, Senior Management and Employees--Share Ownership."

Business Strategy

     We intend to continue to expand our oil and gas exploration and production activities and, where appropriate, to make strategic investments in related natural gas businesses in order to help develop the markets for natural gas production. While our expansion strategy will continue to focus primarily on offshore China, we may also consider selective acquisition opportunities overseas. The principal components of our strategy are as follows:

     o increase production primarily through the development of our net proved undeveloped reserves;

     o add to our reserves through independent exploration and production sharing contracts;

     o    capitalize on the growing demand for natural gas in China;

     o    maintain operational efficiency and low production costs; and

     o maintain conservative financial practices to maximize financial flexibility.

     Increase production primarily through the development of our net proved undeveloped reserves. As of December 31, 2001, approximately 60% of proved reserves were classified as proved undeveloped, which gives us the opportunity to achieve substantial production growth even without further discovery of new reserves, assuming that we will be able to develop these reserves more quickly than we deplete our currently producing reserves. We are currently undertaking a number of large development projects located primarily in the Bohai Bay and the

Western South China Sea, which will substantially increase production as these projects begin producing. We plan to spend approximately US$2.1 billion through the year 2003 to develop our net proved undeveloped reserves offshore China. Approximately US$970 million will be spent on independent projects and approximately US$1.2 billion will be spent on projects under production sharing contracts.

     Add to our reserves through independent exploration and production sharing contracts. We plan to concentrate our independent exploration efforts in existing operating areas with a particular emphasis on natural gas. We plan to spend approximately US$400 million through 2003 on independent exploration activities. We plan to augment independent exploration efforts and reduce capital commitments and exploration risks by continuing to enter into production sharing contracts with foreign partners. We currently have identified 40 prospects ready for drilling. In 2002, we plan to drill approximately 42 exploration wells, acquire approximately 18,200 kilometers of 2D seismic data and approximately 1,900 square kilometers of 3D seismic data independently. Our foreign partners, under existing production sharing contracts, plan to drill approximately 21 to 41 exploration wells, acquire approximately 1,800 kilometers of 2D seismic data and acquire approximately 600 to 2,650 square kilometers of 3D seismic data in 2002.

     Capitalize on the growing demand for natural gas in China. The Chinese government is forecasting significant growth in domestic natural gas demand and has made efforts to promote the use of natural gas as a clean and more efficient fuel. We plan to capitalize on this growth potential through the following initiatives:

     o continue to develop natural gas fields and focus independent exploration efforts on natural gas;

     o evaluate whether to exercise the option to invest in the planned Guangdong liquefied natural gas project;

     o evaluate investment opportunities in related natural gas businesses that will help develop markets for our natural gas production; and

     o selectively pursue interests in producing natural gas properties outside China, where appropriate, to secure upstream natural gas supply for any liquefied natural gas projects in which we may participate.

     To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with parties possessing the relevant experience and expertise.

     Maintain operational efficiency and low production costs. We currently use advanced technologies including:

     o drilling technologies including rapid drilling, drilling in high-temperature and high-pressure areas, long range extension wells, multilateral wells, advanced formation testing and advanced seismic profiling;

     o production technologies including hydrocyclone and extended reach pipelines, multi-phase transmission, monolayer pipeline and subsea production technologies; and

     o offshore engineering technologies including minimal structure techniques and suction foundation technology.

     The application of these technologies to operations in offshore China has enabled us to expand the scope of our exploration activities, increase exploration and development efficiencies and reduce costs. We plan to continue to invest in technology.

     Maintain conservative financial practices to maximize financial flexibility. We will continue to emphasize conservative financial management practices. Currently, we have a strong financial profile with a moderate leverage ratio. We intend to maintain our financial strength through management of key measures such as capital expenditures, cash flows and fixed charge coverage. We intend to aggressively manage our accounts receivable and inventory positions to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated debt and to minimize our exposure to foreign exchange rate fluctuations.

Exploration and Production

Summary

     We currently conduct exploration, development and production activities primarily in four areas offshore China:

     o    the Bohai Bay;

     o    the Western South China Sea;

     o    the Eastern South China Sea; and

     o    the East China Sea.

     In addition, we have a 39.5% interest in a production sharing contract in Indonesia and expect to complete an acquisition for interests in four additional production sharing contracts and a technical assistance contract onshore and offshore Indonesia in September 2002. See "--Overseas Activity" and "Item 5--Operating and Financial Review and Prospects--The Repsol Acquisition."

     As of December 31, 2001, we had estimated net proved reserves of 1,787.1 million BOE, comprised of 1,245.9 million barrels of crude oil and condensate and 3,247.6 billion cubic feet of natural gas. As of December 31, 2001, we had interests in 27 producing properties and 18 properties under development and appraisal. In 2001, two properties commenced production. We are the operator or joint operator of 22 oil and gas properties under production. For the year 2001, net production averaged 228,874 barrels per day of crude oil, condensate and natural gas liquids and 195.0 million cubic feet per day of natural gas, which together totaled 261,379 BOE per day.

     We conduct our exploration, development and production activities through independent exploration and production activities and production sharing contracts and geophysical survey agreements with foreign partners. A production sharing contract contains provisions regarding the exploration, development, production and operation of an oil and gas field and the formula through which foreign partners may recover exploration, development and production costs and share in the production after the successful development of petroleum reserves. See "--Production Sharing Contracts" for a detailed discussion of these arrangements. As of December 31, 2001, we were a party to 30 production sharing contracts.

     We can also conduct exploration efforts through geophysical survey agreements with foreign companies. Geophysical survey agreements are designed for international oil and gas companies to conduct certain geophysical studies before they decide whether to enter into production sharing contract negotiations with CNOOC. If a foreign partner decides to enter into a production sharing contract with CNOOC, the costs and expenses that the foreign partner incurs in conducting geophysical exploration may be recovered in the production period by the foreign partner, subject to our confirmation. See "--Geophysical Survey Agreements" for a detailed discussion of these arrangements. As of December 31, 2001, we were no longer a party to any geophysical survey agreements. We decide to conduct independent exploration, development and production primarily on the basis of the commercial viability of a discovery and the resources and technical expertise required to explore and develop a particular property.

     The offshore China exploration area is approximately 1.3 million square kilometers in size. We currently have the exclusive right to operate independently or in conjunction with international oil and gas companies in approximately 601,700 square kilometers of the total offshore China exploration area. We currently have licenses for 81 exploration blocks covering approximately 387,810 square kilometers. Our production sharing contract partners currently have licenses for 27 exploration blocks covering approximately 87,310 square kilometers. We have access to approximately 789,870 kilometers of 2D seismic data and approximately 27,710 square kilometers of 3D seismic data. From the beginning of CNOOC's operations in 1982 to December 31, 2001, a total of 615 exploration wells have been drilled offshore China, including 394 wildcat wells with a success rate of approximately 36%. During this period we achieved a success rate of approximately 51% on our 146 independent wildcat wells while our foreign partners achieved a success rate of approximately 28% on their 248 wildcat wells.

Oil and Natural Gas Reserves

     We have a large base of net proved undeveloped reserves as a result of our exploration successes. As of December 31, 2001, approximately 60% of net proved reserves were classified as net proved undeveloped. We are currently undertaking a number of large development projects located primarily in the Bohai Bay and the Western South China Sea which we expect will substantially increase our production as they begin producing.

     In this annual report, we report net proved reserves. Our net proved reserves consist of our percentage interest in total reserves, comprised of our 100% interest in our independent oil and gas properties (excluding the Pinghu field in the East China Sea), our participating interest in the properties covered under our production sharing contracts and 30% of the proved reserves of our associated company that operates the Pinghu field, less
(a) an adjustment for our share of royalties payable to the PRC government and our participating interest in share oil payable to the PRC government under our production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under our production sharing contracts as reimbursement for exploration expenses attributable to our participating interest. Net proved reserves do not include an adjustment for production taxes payable by us, which are included in our operating expenses. Net production is calculated in the same way as net proved reserves.

     We explore for, and develop, our reserves under exploration licenses and production licenses, each granted by the PRC government. Exploration licenses generally are granted on a block by block basis, while production licenses generally are granted on a field by field basis. We have production licenses that cover all of our proved reserves.

     At our request, Ryder Scott Company, independent petroleum engineering consultants, carried out an independent evaluation of our selected properties as at December 31, 2001. The results obtained by Ryder Scott Company with respect to net proved reserves as at December 31, 2001 do not show significant differences from those reported by us.

     The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of December 31, 1999, 2000 and 2001, by independent and production sharing contract operations in each of our operating areas.



                                                        Total Net Proved Crude Oil Reserves
                                                                      (mmbbls)

                                                   As of December 31,                   As of December 31, 2001
                                                --------------------------     ------------------------------------------
                                                  1999              2000        Developed      Undeveloped        Total
                                                --------         ---------     -----------    -------------     ---------
Independent
Bohai Bay..................................        687.9           675.7           339.8           250.1            589.9
Western South China Sea....................        185.1            76.4            56.1            15.7             71.7
Eastern South China Sea....................           --              --              --              --               --
East China Sea.............................          8.2             4.5              --              --               --
Overseas...................................           --              --              --              --               --
                                                --------         -------          ------           -----             ----
     Total.................................        881.2           756.6           395.8           265.8            661.6
Production Sharing Contracts
Bohai Bay..................................        227.6           248.2            98.2           273.2            371.4
Western South China Sea....................          5.3            64.7             3.6            56.2             59.9
Eastern South China Sea....................        117.4           136.8            74.6            57.6            132.2
East China Sea.............................           --              --             1.9            10.5             12.4
Overseas...................................         10.1             9.5             8.4              --              8.4
                                                --------         -------          ------            ----           ------
     Total.................................        360.4           459.2           186.7           397.6            584.2
Total
Bohai Bay..................................        915.5           923.9           437.9           523.4            961.3
Western South China Sea....................        190.4           141.1            59.7            71.9            131.6
Eastern South China Sea....................        117.4           136.8            74.6            57.6            132.2
East China Sea.............................          8.2             4.5             1.9            10.5             12.4
Overseas...................................         10.1             9.5             8.4              --              8.4
                                                --------        --------         -------          ------         --------
     Total.................................      1,241.6         1,215.8           582.5           663.4          1,245.9
                                                ========        ========         =======          ======         ========




                                            Total Net Proved Natural Gas Reserves
                                                            (bcf)

                                                   As of December 31,                     As of December 31, 2001
                                                --------------------------      --------------------------------------------
                                                  1999              2000        Developed       Undeveloped          Total
                                                --------         ---------      ----------     -------------      ----------
Independent
Bohai Bay..................................        605.7           591.4           196.1           402.8            598.9
Western South China Sea....................      1,773.5         1,773.6              --         1,809.2          1,809.2
Eastern South China Sea....................           --              --              --              --               --
East China Sea.............................         67.2            65.3              --              --               --
Overseas...................................           --              --              --              --               --
                                                --------       ---------         -------         -------          -------
     Total.................................      2,446.4          2430.3           196.1         2,211.9          2,408.0
Production Sharing Contracts
Bohai Bay..................................           --              --              --            30.2             30.2
Western South China Sea....................        874.3           819.4           538.0            74.3            612.3
Eastern South China Sea....................           --              --              --              --               --
East China Sea.............................           --              --            31.0           166.0            197.0
Overseas...................................           --              --              --              --               --
                                                --------       ---------         -------         -------          -------
     Total.................................        874.3           819.4           569.1           270.5            839.5
Total
Bohai Bay..................................        605.7           591.4           196.1           433.0            629.1
Western South China Sea....................      2,647.8         2,593.0           538.0         1,883.4          2,421.5
Eastern South China Sea....................           --              --              --              --               --
East China Sea.............................         67.2            65.3            31.0           166.0            197.0
Overseas...................................           --              --              --              --               --
                                                --------       ---------         -------         -------          -------
     Total.................................      3,320.7         3,249.7           765.2         2,482.4          3,247.6
                                                ========       =========         =======         =======          =======


                                                  Total Net Proved Reserves
                                                        (million BOE)

                                                   As of December 31,                    As of December 31, 2001
                                                --------------------------    ----------------------------------------------
                                                  1999              2000        Developed       Undeveloped         Total
                                                --------         ---------      ----------     -------------    ------------
Independent
     Bohai Bay.............................        788.9           774.2           372.4           317.3            689.7
     Western South China Sea...............        480.7           372.0            56.1           317.2            373.3
     Eastern South China Sea...............           --              --              --              --               --
     East China Sea........................         19.4            15.4              --              --               --
     Overseas..............................           --              --              --              --               --
                                                --------       ---------         -------         -------          -------
        Total..............................      1,289.0         1,161.6           428.5           634.4          1,063.0
Production Sharing Contracts
     Bohai Bay.............................        227.6           248.2            98.2           278.3            376.5
     Western South China Sea...............        151.0           201.3            93.2            68.6            161.8
     Eastern South China Sea...............        117.4           136.8            74.6            57.6            132.2
     East China Sea........................           --              --             7.1            38.1             45.2
     Overseas..............................         10.1            9.5              8.4              --              8.4
                                                --------       ---------         -------         -------          -------
        Total..............................        506.1           595.8           281.5           442.6            724.2
Total
     Bohai Bay.............................      1,016.5         1,022.4           470.6           595.5          1,066.2
     Western South China Sea...............        631.7           573.3           149.4           385.8            535.1
     Eastern South China Sea...............        117.4           136.8            74.6            57.6            132.2
     East China Sea........................         19.4            15.4             7.1            38.1             45.2
     Overseas..............................         10.1             9.5             8.4              --              8.4
                                                --------       ---------         -------         -------          -------
        Total..............................      1,795.1         1,757.4           710.0         1,077.1          1,787.1
                                                ========       =========         =======         =======          =======

Oil and Natural Gas Production

     The following tables show average daily net oil production, net natural gas production, and average net total production for the three years ended December 31, 1999, 2000 and 2001. Oil production comprises crude oil, condensate and natural gas liquids.

                                    Average Daily Net Crude Oil Production
                                                (bbls per day)

                                                                         Year ended December 31,
                                                             ------------------------------------------------
                                                                1999               2000               2001
                                                             ----------         ---------          ----------
Independent
   Bohai Bay...........................................        42,297             63,797               97,613
   Western South China Sea.............................        34,522             45,828               40,377
   Eastern South China Sea.............................            --                 --                   --
   East China Sea......................................         3,249              3,557                3,967
   Overseas............................................            --                 --                   --
                                                             --------           --------             --------
     Total.............................................        80,068            113,182              141,957
Production Sharing Contracts
   Bohai Bay...........................................         2,907                 --                2,366
   Western South China Sea.............................           641                606                  900
   Eastern South China Sea.............................        88,052             90,097               81,404
   East China Sea......................................            --                 --                   --
   Overseas............................................         3,077              2,462                2,247
                                                             --------           --------             --------
     Total.............................................        94,677             93,165               86,917
Total
   Bohai Bay...........................................        45,204             63,797              99,979
   Western South China Sea.............................        35,163             46,434              41,277
   Eastern South China Sea.............................        88,052             90,097              81,404
   East China Sea......................................         3,249              3,557               3,967
   Overseas............................................         3,077              2,462               2,247
                                                             --------           --------             --------
     Total.............................................       174,745            206,347             228,874
                                                             ========           ========             =======

                                   Average Daily Net Natural Gas Production
                                                (mmcf per day)

                                                                         Year ended December 31,
                                                             ------------------------------------------------
                                                                1999              2000               2001
                                                             ----------         ---------          ----------
Independent
   Bohai Bay..........................................         43.1               45.8                  46.2
   Western South China Sea............................           --                 --                    --
   Eastern South China Sea............................           --                 --                    --
   East China Sea.....................................          4.5                7.8                   9.8
   Overseas...........................................           --                 --                    --
                                                             ------             ------                ------
     Total............................................         47.6               53.6                  56.0
Production Sharing Contracts
   Bohai Bay...........................................          --                 --                    --
   Western South China Sea.............................       156.8              144.3                 139.0
   Eastern South China Sea.............................          --                 --                    --
   East China Sea......................................          --                 --                    --
   Overseas............................................          --                 --                    --
                                                             ------             ------                ------
     Total.............................................       156.8              144.3                 139.0
Total
   Bohai Bay...........................................        43.1               45.8                  46.2
   Western South China Sea.............................       156.8              144.3                 139.0
   Eastern South China Sea.............................          --                 --                    --
   East China Sea......................................         4.5                7.8                   9.8
   Overseas............................................          --                 --                    --
                                                             ------             ------                ------
     Total.............................................       204.4              197.9                 195.0
                                                             ======             ======                ======

                                         Average Daily Net Production
                                                 (BOE per day)

                                                                         Year ended December 31,
                                                             ------------------------------------------------
                                                                1999              2000               2001
                                                             ----------         ---------          ----------
Independent
   Bohai Bay...........................................         49,481             71,437               105,322
   Western South China Sea.............................         34,522             45,828                40,377
   Eastern South China Sea.............................             --                 --                    --
   East China Sea......................................          4,000              4,853                 5,599
   Overseas............................................             --                 --                    --
                                                               -------            -------               -------
     Total.............................................         88,003            122,118               151,298
Production Sharing Contracts
   Bohai Bay...........................................          2,907                 --                 2,366
   Western South China Sea.............................         26,776             24,658                24,063
   Eastern South China Sea.............................         88,052             90,097                81,404
   East China Sea......................................             --                 --                    --
   Overseas............................................          3,077              2,462                2,247
                                                               -------            -------               -------
     Total.............................................        120,812            117,217               110,080
Total
   Bohai Bay...........................................         52,388             71,437               107,688
   Western South China Sea.............................         61,298             70,486                64,440
   Eastern South China Sea.............................         88,052             90,097                81,404
   East China Sea......................................          4,000              4,853                 5,599
   Overseas............................................          3,077              2,462                 2,247
                                                               -------            -------               -------
     Total.............................................        208,815            239,335               261,379
                                                               =======            =======               ========

Principal Oil and Gas Regions

Bohai Bay

     The Bohai Bay area holds our largest net proved reserves and, for the year ended December 31, 2001, was our largest producing area for crude oil and natural gas. The Bohai Bay exploration area is located in the northeastern part of China, approximately 200 kilometers east of Beijing and is approximately 58,100 square kilometers in size. We currently have the exclusive right to operate independently or in conjunction with international oil and gas companies in approximately 56,000 square kilometers of the total Bohai Bay exploration area. Our operating area contains numerous oil and gas fields in shallow waters with typical depths ranging from 10 to 30 meters. The crude oil is generally of heavy gravity ranging from 15 to 20 degrees API. As of December 31, 2001, net proved reserves in this region were 961.3 million barrels of crude oil and condensate and 629.1 billion cubic feet of natural gas, totaling 1,066.2 million BOE and representing approximately 59.7% of our total net proved reserves.

     The Bohai Bay has been a prolific area with significant oil discoveries in recent years and will continue to be one of our principal areas for exploration in the near future. Two discoveries were made by foreign partners during 2001 . We currently have exploration licenses for five blocks covering approximately 17,030 square kilometers. Our production sharing contract partners currently have exploration licenses for nine blocks covering approximately 25,430 square kilometers.

     A key area of recent successful exploration in the Bohai Bay has been the Caofeidian oil fields. In 2001, Kerr-McGee and its partners drilled three wildcat wells and discovered the CFD 11-2 (04/36 block) and CFD 12-1S (05/36 block) oil fields, adjacent to the CFD 11-1 and CFD 12-1 oil fields.

     In addition to the discoveries, seven appraisal wells were successfully drilled at CFD 11-1 and CFD 11-2, which are planned to be developed jointly with production start-up targeted for 2004. Four appraisal wells were also drilled at the CFD 12-1 field. Three to 14 exploration wells are planned for the blocks, with half consisting of wildcats wells.

     Chevron/Texaco has also found success in 2001 with its exploration efforts in the11/19 block. Following the successful appraisal of Bozhong 25-1S in 2000, with three out of four appraisal wells drilled successfully, another wildcat well drilled in this block also successfully encountered oil. In 2002, Chevron/Texaco plans to drill two to four follow-on exploration wells in this block. We also found exploration success in 2001, drilling two successful appraisal wells out of three in the Nanbao 35-2 oil field. Such results demonstrate the production potential and the reservoir nature of the field, which will allow for the field's development plan to be finalized in 2002.

     The following table sets forth the principal exploration blocks under exploration license to us and principal exploration blocks under exploration license to the production sharing contract partners in the Bohai Bay.

                                                                                                                       Independent
                                                                              Exploration License                      exploration
                                       Approximate                       ------------------------------     2001         drilling
                                      contract area                       Commencement     Expiration   exploration      planned
Block                                    (km2)           Partner(s)            date            date        drilling      for 2002
------------------------------------- --------------  ----------------    ------------     ----------   -----------    -----------
Independent
   Middle of Bohai Bay..............     5,181               --             10/08/00        10/08/02           4             3
   Southern Bohai Bay...............     3,763               --             10/08/00        10/08/02          --             4
   Western Bohai Bay................     1,913               --             03/29/01        03/29/03          --            --
   Liaodong Bay.....................     3,344               --             03/31/00        04/08/06          --             4
   Eastern Liaodong Bay.............     2,829               --             07/02/01        07/02/06          --            --

Production Sharing Contracts
   09/11(1).........................       844               Agip           01/11/99        01/11/02          --
   05/36(1).........................     1,251           Kerr-McGee,        10/08/00        02/01/02           5
                                                       Newfield, SAOEC
   06/17............................     2,587         Chevron/Texaco,      02/01/01        02/01/03          --
                                                           Carigali
   Eastern 11/05(1).................     5,452             Phillips         02/01/00        02/01/02           1
   Western 11/05(1).................     4,079             Phillips         02/01/00        02/01/02          --
   11/19............................     3,186          Chevron/Texaco      03/28/01        03/28/03           5
   09/18............................     2,266            Kerr-McGee        04/04/01        04/04/04          --
   02/31............................     3,936        Chevron, Carigali     04/06/01        04/06/03          --
   04/36(1).........................     1,829           Kerr-McGee,        03/28/01        12/31/01           9
                                                            SAOEC

-----------
(1)  Application submitted for extension of exploration license.

     During the year ended December 31, 2001, we acquired approximately 118 square kilometers of 3D seismic data and our foreign partners acquired approximately 1,733 square kilometers of 3D seismic data in the Bohai Bay area. We have independently acquired an aggregate of approximately 170,000 kilometers and 5,550 square kilometers of 2D and 3D seismic data, respectively, in the Bohai Bay area. We also have access, through our production sharing contract partners, to approximately another 65,900 kilometers and 7,320 square kilometers, respectively, of 2D and 3D seismic data in this area. In 2002, we plan to drill 11 exploration wells and our partners plan to drill from 13 to 32 exploration wells in the Bohai Bay area. Exploration capital expenditures for this area for 2001 were US$15.2 million. Our budgeted exploration capital expenditures for the Bohai Bay for 2002 are approximately US$44 million and its budgeted exploration capital expenditures for the Bohai Bay for 2003 are approximately US$20 million.

     For 2001, net production in this region averaged 99,978 barrels per day of crude oil, condensate and natural gas liquids and 46.3 million cubic feet per day of natural gas, representing approximately 41.2% of our total daily net production. We are currently undertaking 10 development projects in the Bohai Bay area. Development capital expenditures for the Bohai Bay area for 2001 were US$314.4 million. Our budgeted development capital expenditures for the area for 2002 are approximately US$373 million and our total budgeted development capital expenditures for the area for 2003 are approximately US$913 million.

     Our largest independent oil field, Suizhong 36-1, more than doubled its production capacity in 2001 through the completion of its second development phase (Phase II). Phase II consisted of platforms E, F and D coming on-stream at the end of 2000 and with platforms C, G and H entering production on August 26, September 12 and November 9, 2001, respectively, each ahead of schedule. All six platforms of Phase II have a daily production capacity of over 60,000 barrels. We plan to drill four wildcats adjacent to Suizhong 36-1 and Jingzhou 20-2 in 2002.

     Qinhuangdao 32-6 was brought on-line in 2001 and was jointly developed by us (51%), Texaco China (24.5%) and BP China Ltd. (24.5%). The field's A and B platforms and its floating production storage and offloading (FPSO) unit, the Bohai Century, were successfully launched into production ahead of schedule on October 8, 2001, with daily production reaching approximately 25,000 barrels. Phase II of this project is expected to come on stream in 2002 with platforms C, D, E and F.

     We expect partial completion of Penglai 19-3 in 2002. Penglai 19-3 is being developed in two phases jointly with Phillips Petroleum (49%). The first phase of the project is expected to come on stream in 2002 and will include one well-head platform, a FPSO unit, 1.6 kilometers of sub-sea pipeline/sub-sea wire and a single mooring system. The maximum production capacity by design is 40,000 barrels per day. In the same block, Phillips Petroleum completed a successful appraisal well in Penglai 25-6 at the beginning of 2001 (cross-year well) which is expected to accelerate the development of this nearby field.

     The following table sets forth our principal oil and gas properties in the Bohai Bay that were under production or development as of December 31, 2001.

                                                                                                                         Net proved
                                                                                Average                                   reserves
                                                                                  net                      Actual or       as of
                                                                               production     Number of     expected      December
                                                                  CNOOC         for year         net       production     31, 2001
                                                                 Limited       2001 (BOE      productive  commencement    (million
Block/Field                     Operator         Partner(s)      interest       per day)       wells          year          BOE)
----------------------------   ----------        ----------      ---------    ------------   -----------  ------------   ----------
Production
Liaoxi
   Suizhong 36-1(I)......       Company            --             100%           25,231          62.0        1993          72.88
   Suizhong 36-1(II)(1)..       Company            --             100%           33,735         180.0        2000         188.39
   Jinzhou 9-3...........       Company            --             100%           15,949          43.0        1999          43.42
   Jinzhou 20-2..........       Company            --             100%            8,402          11.0        1992          49.79
Boxi
   Qikou 18-1............       Company            --             100%            2,984           6.0        1997           5.49
   Qikou 17-3............       Company            --             100%            2,530           9.0        1997           0.82
   Qikou 17-2............       Company            --             100%           10,073          29.0        2000          20.54
   Chengbei oil field....       Company            --             100%            4,329          52.0        1985           9.40
Qinhuangdao 32-6
   Qinhuangdao 32-6(2)...       Company         Texaco, BP         51%            2,366          23.5        2001          98.18
Bonan
   Bozhong 34-2/4........       Company            --             100%            2,091          25.0        1990           4.91

Development
Liaoxi
   Jinzhou 21-1..........       Company            --             100%               --            --        2005          13.04
Boxi
   Qikou 18-9............       Company            --             100%               --            --        2008           3.54
   Qikou 18-2............       Company            --             100%               --            --        2005           6.10
Bozhong
   Nanbao 35-2...........       Company            --             100%               --            --        2004          75.76
Bonan
   Bonan oil fields......       Company            --             100%               --            --        2004          68.33
   Bozhong 25-1..........       Company            --             100%               --            --        2005         127.29
   Bozhong 25-1s.........       Texaco             --              51%               --            --        2005         110.45
11/05
   Penglai 19-3..........      Phillips       Phillips Bohai       51%               --            --        2002         117.38
   Penglai 25-6..........      Phillips       Phillips Bohai       51%               --            --        2006          10.63
04/36
   CFD 11-1..............     Kerr-McGee          Energy           51%               --            --        2004          32.74
   CFD 11-2..............     Kerr-McGee     Newfield, Energy      51%               --            --        2004           7.09

-----------
(1)  Phase II of the Suizhong 36-1 development was completed in November 2001.
(2)  Qinhuangdao 32-6 phase I was successfully brought on stream in October
      2001.

Western South China Sea

     The Western South China Sea has been our most important natural gas producing area, and was our third largest producing area for the year ended December 31, 2001. The operating area in the Western South China Sea is located in the southern part of China southwest of Hong Kong and is approximately 712,480 square kilometers in size. The most important exploration areas in the Western South China Sea are the Beibu Gulf, the Yinggehai Basin, and the Qiongdongnan Basin. We currently have the exclusive right to operate independently or in conjunction with international oil and gas companies in a total of 206,480 square kilometers of the Western South China Sea exploration area. Typical water depths in this region range from 40 meters to 120 meters. The crude oil produced is of medium to light gravity, ranging from 27 to 41 degrees API. As of December 31, 2001, we had net proved reserves of 131.6 million barrels of crude oil and condensate and 2,421.4 billion cubic feet of natural gas in this region, totaling 535.1 million BOE and representing approximately 29.8% of our total net proved reserves.

     The Western South China Sea is one of our least explored areas, but will become increasingly important as the markets for natural gas in south China develop. During the year ended December 31, 2001, we drilled five wildcat wells and one appraisal well, and our production sharing contract partners drilled one wildcat well in this area. We currently have exploration licenses for 20 blocks covering approximately 97,030 square kilometers. Our production sharing contract partners currently have licenses for five exploration blocks covering approximately 26,950 square kilometers.

     Our 2001 drill bit success in the region has both expanded an existing field, and opened an entirely new geological play. We successfully drilled an appraisal well in the northern part of the existing Weizhou 12-1 oil field, and plan to follow with one wildcat in 2002. Our successful wildcat well at Wenchang 15-1 yielded the first discovery in the Shenhu uplift structure in the last 20 years, and thus opened a new area for exploration and development in the Wenchang block. We plan to drill one wildcat and one appraisal well in this block in 2002.

     The following table sets forth our principal exploration blocks under exploration license to us and principal exploration blocks under exploration license to our production sharing contract partners in the Western South China Sea.

                                                                                                                       Independent
                                                                           Exploration License                         exploration
                                        Approximate                   ------------------------------       2001          drilling
                                       contract area                   Commencement       Expiration   exploration       planned
Block                                     (km2)          Partner(s)        date              date        drilling        for 2002
------------------------------------   -------------  --------------- ---------------     ----------   -----------    -----------
Independent
    Yangjiang                             6,072            --              12/03/01         12/03/03          --              --
    31........................
    Ledong                                6,543            --              12/03/01         12/03/03          --               6
    01...........................
    Changjiang                            5,811            --              12/03/01         12/03/03          --              12
    25.......................
    Weizhou                               6,980            --              05/11/01         05/11/06           1              --
    12..........................
    Yulin 35...........................   6,050            --              05/11/01         05/11/06          --               1
    Xuwen 05...........................   3,846            --              05/11/01         05/11/06          --               1
    Ledong 17..........................   3,971            --              05/11/01         05/11/06          --              --
    Qionghai 28........................   5,208            --              05/11/01         05/11/06           1              --
    Qiongdongnan Songtao 22............   4,063            --              05/11/01         05/11/06           1               1
    Qiongdongnan Songtao 31............   5,264            --              05/11/01         05/11/06           1              --
    Wenchang 11........................   4,901            --              05/11/01         05/11/06          --              --
    Wenchang 20........................   4,979            --              05/11/01         05/11/06           1               2
    Weizhou 26.........................   4,100            --              05/11/01         05/11/06          --              --

Production Sharing Contracts
    Wanganbei                            25,418         Crestone           10/01/01         10/01/03          --
    (A,B,C,D).................
                                          1,529           Devon            03/31/00         03/31/07           1
    26/35(1)............................
    37/05(2)...........................   5,700           Husky            12/03/01         12/03/03          --
    22/12(2)...........................     608           Blair            05/11/01         05/11/06          --

-----------
(1)  Application submitted for extension of exploration license.
(2) Contract completed in 2001, independent exploration license under application.

     During the year ended December 31, 2001, we acquired approximately 412 square kilometers of 3D seismic data and our foreign partners acquired approximately 550 square kilometers of 3D seismic data in the Western South China Sea area. We have independently acquired an aggregate of approximately 152,450 kilometers and 6,300 square kilometers of independent 2D and 3D seismic data, respectively, in the Western South China Sea area. We also have access, through our production sharing contract partners, to approximately another 106,910 kilometers and 3,220 square kilometers of 2D and 3D seismic data, respectively, in this area. In 2002, we plan to drill 23 exploration wells and our partners plan to drill two wildcat wells in the Western South China Sea area. Exploration capital expenditures for the Western South China Sea for 2001 were US$76.2 million. Our budgeted exploration capital expenditures for the Western South China Sea for 2002 are approximately US$112 million and our budgeted exploration capital expenditures for the area for 2003 are approximately US$96 million.

     For 2001, net production averaged 41,277 barrels per day of crude oil, condensate and natural gas liquids and 139.0 million cubic feet per day of natural gas, representing approximately 24.7% of total daily net production. Development capital expenditures for the Western South China Sea for 2001 were US$123.9 million. Our budgeted development capital expenditures for 2002 are approximately US$218 million and our budgeted development capital expenditures for the area for 2003 are approximately US$193 million.

     Production development in this region is based on near-term oil and longer-term gas projects. The Wenchang 13-1/13-2 oil fields are being developed on schedule and are expected to be put into production in 2002. Dongfang 1-1, our largest natural gas field consisting of 1,309 billion net cubic feet, is currently under development with the first phase to come online in 2003, targeting the gas market of Hainan island. Longer-term development plans include Dongfang 1-1 Phase II and the Ledong gas fields.

     The following table sets forth the principal oil and gas properties in the Western South China Sea area that were under production or development as of December 31, 2001.

                                                                                                                        Net proved
                                                                               Average                                   reserves
                                                                                 net                      Actual or        as of
                                                                              production     Number of     expected      December
                                                                               for 2001         net       production     31, 2001
                                                                 Company       (BOE per      productive  commencement    (million
Block/Field                     Operator         Partner(s)      interest        day)          wells         year          BOE)
----------------------------   ----------        ----------     ----------    ------------   ----------  ------------   ----------
Production
Yinggehai
   Yacheng 13-1..........         BP              Kufpec           51%          24,063          5.1          1995         106.56
Yulin 35
   Weizhou 10-3..........       Company            --             100%           1,694         12.0          1986             --
   Weizhou 11-4..........       Company            --             100%          18,440         33.0          1993          23.04
   Weizhou 12-1..........       Company            --             100%          20,243         17.0          1999          37.12

Development
Changjiang 25
   Dongfang 1-1...........      Company            --             100%            --            --           2003         218.27
Yangjiang 31 and 32
   Wenchang 13-1/13-2.....      Company           Husky            60%            --            --           2002          55.36
   Wenchang 8-3...........      Company            --             100%            --            --           2004          11.58
Ledong 01
   Ledong 15-1/22-1.......      Company            --             100%            --            --           2009          83.26

Eastern South China Sea

     The Eastern South China Sea is currently one of our most important oil producing areas in terms of its contribution to our total production and sales. The Eastern South China Sea exploration area is located in the southern part of China, directly southeast of Hong Kong, and is approximately 174,420 square kilometers in size. We currently have the exclusive right to operate independently or in conjunction with international oil and gas companies in the entire Eastern South China Sea exploration area. This area includes the important Pearl River Mouth Basin. Typical water depths in this region range from 100 meters to 120 meters. The crude oil produced is of medium to light gravity, ranging from 30 to 40 degrees API. As of December 31, 2001, we had net proved reserves of 132.2 million barrels of crude oil in this area, totaling 132.2 million BOE and representing approximately 7.4% of our total net proved reserves.

     During the year ended December 31, 2001, we drilled one successful wildcat well and our production sharing contract partners drilled six wildcat wells and one appraisal well in this area, of which three wildcats were successful and three were unsuccessful. We currently have exclusive exploration rights covering an aggregate of approximately 138,420 square kilometers in size. We are also in the process of applying for a license for one block covering 15,430 square kilometers. Our production sharing contract partners have exploration licenses for nine blocks covering approximately 18,350 square kilometers.

     We successfully drilled one wildcat well in the Liuhua19-3 structure, encountering a gas-bearing structure for the first time in the Liuhua 07 block. We plan to follow with two wildcat wells and one appraisal well in 2002. The joint operating group consisting of us, Agip, and Chevron/Texaco
(CACT) successfully drilled two wildcats and one appraisal well in the 16/19 block, yielding two discoveries near the existing Huizhou 19-3 oil fields. All three fields will be developed jointly to benefit from economies of scales.

     In the 15/34 block, the Panyu oil fields, including Panyu 4-2 and Panyu 5-1, are being developed jointly with Devon and Baker Hughes and are expected to come on stream in 2003.

     The following table sets forth our principal exploration blocks under exploration license or pending exploration license and principal exploration blocks under exploration license to our production sharing contract partners in the Eastern South China Sea.

                                                                                                                         Independent
                                                                                  Exploration License                    exploration
                                       Approximate                         ------------------------------      2001        drilling
                                      contract area                        Commencement       Expiration    exploration    planned
Block                                    (km2)             Partner(s)          date             date         drilling      for 2002
------------------------------------  -------------   ------------------- ---------------     ----------    -----------  ----------
Independent
    Huizhou 31......................     3,074                 --             05/11/01         05/11/06         --             1
    Enping 15.......................     5,833                 --             05/11/01         05/11/06         --            --
    Enping 10.......................     6,547                 --             05/11/01         05/11/06         --            --
    Panyu 33........................     4,830                 --             05/11/01         05/11/06         --             1
    Liuhua 07.......................     4,172                 --             05/11/01         05/11/06          1             3
    Liuhua 21.......................     4,496                 --             05/11/01         05/11/06         --            --
    Liuhua 32.......................     5,796                 --             05/11/01         05/11/06         --            --
    Chaotai(1)(2)...................    15,430                 --               --               --             --             1

Production Sharing Contracts
    16/19(3)........................       471        Agip, Chevron/ Texaco   10/08/00         03/31/02          3
    16/08...........................       541        Agip, Chevron/ Texaco   04/29/01         04/29/03         --
    15/34...........................     5,124              Sante Fe          08/30/00         02/28/04         --
    16/02...........................     3,498              Sante Fe          03/31/00         03/31/07          1
    16/05...........................     3,009              Sante Fe          03/31/00         03/31/07          1
    15/12...........................     1,895                Shell           10/16/00         10/16/06         --
    16/21(4)........................     2,241             Burlington         10/16/00         10/16/07          1
    15/24(4)........................       133           Phillips, Shell      05/12/01         05/12/03          1
    15/35...........................     1,439              Sante Fe          08/10/01         01/31/03         --
    27/10(5)........................     6,546              Sante Fe          10/09/01         10/09/03         --

-----------
(1)  Application submitted for exploration license.
(2) Joint exploration block with other oil company, planned work load equals joint operation work load.
(3)  Application submitted for extension of exploration license.
(4) Contract completed in 2001, independent exploration license under application.
(5) This contract area is located in an independent block, the valid period of which is dependent on that of the exploration license for the independent block. The PSC contract area has been excluded from the total area of the independent block.

     For the year ended December 31, 2001, we did not acquire any 3D seismic data, while our foreign partners acquired approximately 700 square kilometers of 3D seismic data in the Eastern South China Sea area. We have an aggregate of approximately 49,200 kilometers of independent 2D seismic data in the Eastern South China Sea area. We also have access, through our production sharing contract partners, to approximately another 106,730 kilometers and 5,300 square kilometers of 2D and 3D seismic data, respectively, in this area. We plan to drill five exploration wells in the Eastern South China Sea in 2002. Exploration capital expenditures for the Eastern South China Sea for 2001 were US$8.8 million. Our budgeted exploration capital expenditures for the Eastern South China Sea for 2002 are approximately US$36 million and its budgeted exploration capital expenditures for the area for 2003 are approximately US$24 million.

     For 2001, daily net production averaged 81,404 barrels per day of crude oil, condensate and natural gas liquids, representing approximately 31.1% of total daily net production. Development capital expenditures for this region for 2001 were US$36.6 million. Our budgeted development capital expenditures for this area for 2002 are approximately US$133 million and our budgeted development capital expenditures for this area for 2003 are approximately US$146 million.

     The following table sets forth our principal oil and gas properties in the Eastern South China Sea that were under production or development as of December 31, 2001.

                                                                                                                       Net proved
                                                                                                                       reserves
                                                                            Average net                  Actual or      as of
                                                                            production    Number of      expected      December
                                                                              for 2001       net        production     31, 2001
                                                             Company          (BOE per    productive   commencement    (million
Block/Field                    Operator        Partner(s)    interest            day)       wells          year          BOE)
--------------------------- ----------------   ----------   ----------      ------------ ------------ -------------  -----------
Production
16/08
   Huizhou 21-1...........       CACT                           51%             3,795         7.7         1990          2.73
   Huizhou 26-1...........       CACT                           51%            14,381        10.2         1991         14.40
   Huizhou 32-2...........       CACT                           51%             3,809         4.6         1995          3.61
   Huizhou 32-3...........       CACT                           51%             8,943         5.6         1995          8.24
   Huizhou 32-5...........       CACT                           51%             7.075         1.5         1999          2.38
15/11
   Xijiang 24-3...........  Company/Phillips     Shell          51%            14,974        10.7         1994          9.40
   Xijiang 30-2...........  Company/Phillips     Shell          40%            14,590         8.8         1995         16.19
29/04
   Liuhua 11-1............    Company/BP      Kerr-McGee        51%             8,293        12.8         1996          6.00
16/06
   Lufeng 13-1............       JHN                            25%             3,451         4.8         1993          5.00
17/22
   Lufeng 22-1............  Company/Statoil                     25%             2,093         1.3         1997          0.53

Development
16/08
   Huizhou 27-1...........       CACT                           51%                --          --         2005          0.51
   Huizhou 33-1...........       CACT                           51%                --          --                       5.58
16/19
   Huizhou 19-2...........       CACT                           51%                --          --                      12.84
   Huizhou 19-3...........       CACT                           51%                --          --         2004         11.35
   Huizhou 25-1...........       CACT                           51%                --          --                       0.60
15/34
   Panyu 4-2..............      Devon           Burlington      51%                --          --         2003         16.11

   Panyu 5-1..............      Devon           Burlington      51%                --          --         2003         16.72

East China Sea

     The East China Sea area is the least explored area of our four principal areas, and an area that we expect to become an important natural gas production base in the future. The East China Sea area is approximately 339,580 square kilometers in size and is located east of Shanghai, an area that has experienced rapid economic growth in recent years. We currently have the exclusive right to operate independently or in conjunction with international oil and gas companies in 164,800 square kilometers of the total East China Sea area. In August 2001, our subsidiary CNOOC China Limited entered into an acquisition agreement with CNOOC, our controlling shareholder, to purchase CNOOC's interest in a joint venture with China Petrochemical Corporation with respect to certain oil and gas fields in the Xihu Trough within the East China Sea area. Typical water depths in this region are approximately 90 meters and crude oil and condensate produced are of light gravity. As of December 31, 2001, our net proved reserves in this region were
12.4 million barrels of crude oil and condensate and 197.0 billion cubic feet of natural gas, totaling 45.2 million BOE and representing less than 3% of our total net proved reserves.

     During the year ended December 31, 2001, we drilled two wildcat wells in our independent blocks and funded the costs of one appraisal well in a production sharing contract block. The foreign partners did not drill any exploration wells in this area in 2001. We currently have exploration licenses for 40 blocks covering approximately 181,430 square kilometers in the East China Sea. Our production sharing contract partners have licenses for four blocks covering approximately 16,590 square kilometers.

     The following table sets forth our principal exploration blocks under exploration license or pending exploration license and principal exploration blocks under exploration license to our production sharing contract partners in the East China Sea.

                                                                                                                        Independent
                                                                                Exploration License                     exploration
                                        Approximate                       ------------------------------        2001      drilling
                                       contract area                       Commencement       Expiration    exploration   planned
Block                                     (km2)           Partner(s)           date             date          drilling    for 2002
------------------------------------- --------------  ------------------- ---------------     ----------    ----------- -----------
Independent
    Pinghu(1)......................        N/A         Sinopec National        N/A              N/A              --           --
                                                            Star,
                                                      Shanghai Municipal
                                                          Government
    Xihu Huangyan 04(2)............      2,848                --             08/28/01         08/28/08           --            5
    Xihu Hangzhou 17...............      4,227                --             08/28/01         08/28/08           --           --
    Xihu Zhenghai 01...............      1,536                --             08/28/01         08/28/08           --           --
    Xihu Fuyang 27.................      2,526                --             08/28/01         08/28/08           --           --
    Lishui-Jiaojiang Trough........      6,767                --             03/31/00         11/28/05           --           --
    Western Wunansha...............        242                --             03/31/00         12/16/05            1           --
    South 2 Trough.................        508                --             08/30/00         08/30/05           --           --
    South 5 Trough.................        481                --             08/30/00         08/30/05            1            1
    North Trough...................        912                --             08/30/00         08/30/05           --           --
    West Trough....................      2,179                --             08/30/00         08/30/05           --            1
    Dalian 16......................      6,471                --             05/11/01         05/11/06           --           --
    Yantai 04......................      6,109                --             05/11/01         05/11/06           --           --
    Rushang 32.....................      4,413                --             05/11/01         05/11/06           --            1

Production Sharing Contracts
    32/32..........................      4,593            Primeline          07/06/00         07/06/02            1
    Western 04/20(3)...............      3,530            Primeline          04/06/01         04/06/03           --
    Southern 04/20(3)..............      5,309            Primeline          12/31/00         12/31/02           --
    Northern 04/20(3)..............      3,155            Primeline          05/25/01         05/25/04           --
-----------

(1) Covered by a production license to the Shanghai Petroleum and Natural Gas Company in which the company has a 30% interest. The production license will expire on December 1, 2020.
(2) Joint exploration block with other oil company, planned work load equals joint operation work load.
(3) Contract completed in 2001, independent exploration license under application.

     During the year ended December 31, 2001, neither we nor our foreign partners acquired any 3D seismic data in this area. We have independently acquired an aggregate of approximately 99,400 kilometers and 380 square kilometers, respectively, of 2D and 3D seismic data in the East China Sea area. We also have access, through our production sharing contract partners, to approximately another 47,500 kilometers and 475 square kilometers, respectively, of 2D and 3D seismic data in this area. In 2002, we plan to drill eight exploration wells, five of which will be conducted with other parties, and our foreign partners currently have no plans to drill any exploration wells in the East China Sea. Exploration capital expenditures for the East China Sea for 2001 were US$20.0 million. Our budgeted exploration capital expenditures for the East China Sea for 2002 are approximately US$27 million and our budgeted exploration capital expenditures for the East China Sea for 2003 are approximately US$60 million.

     For 2001, net production averaged 3,967 barrels per day of crude oil, condensate and natural gas liquids and 9.8 million cubic feet per day of natural gas, representing approximately 2.1% of total daily net production. Development capital expenditures for the East China Sea for 2001 were US$45.0 million and were attributable to our prepayment costs for the acquistion of the Xihu Trough. Our budgeted development capital expenditures for the East China Sea for 2002 are approximately US$25 million and our budgeted development capital expenditures for the East China Sea for 2003 are approximately US$123 million.

     As the operator of the Pinghu gas field, we pioneered the development of the first oil and gas field in the East China Sea. While first production came on stream in 1998, the next phase of the project expansion is planned for completion in 2003. An additional platform and parallel crude and gas pipelines are planned to be built and installed for production by January 2006.

     In 2001, we acquired a working interest in the Xihu Trough and its undeveloped Chunxiao gas field, which will be jointly owned with Sinopec and operated by us. The fields include Chunxiao, Tianwaitian, Duanqiao and Canxue gas fields, with the Tianwaitian gas field located 60 kilometers away from Pinghu. We prepaid US$45.0 million for the acquisition.

     The following table sets forth the principal oil and gas property in the East China Sea that was under production as of December 31, 2001.

                                                                                                                        Net proved
                                                                                                                         reserves
                                                                             Average net                   Actual or       as of
                                                                              production     Number of     expected      December
                                                                               for 2001         net       production     31, 2001
                                                                 Company       (BOE per      productive  commencement    (million
Block/Field                    Operator         Partner(s)      interest         day)          wells         year          BOE)
---------------------------  -------------   -----------------  ----------   -------------   ----------  ------------   ---------
Production
Pinghu
   Pinghu(1)..............     Company       Sinopec National      30%           5,599          4.5          1998          15.42
                                                  Star,
                                            Shanghai Municipal
                                                Government
Development
Xihu
   Canxue.................     Company                             50%            --            --                         11.28
   Duanqiao...............     Company                             50%            --            --                         18.50

---------
(1) This field is under license to the Shanghai Petroleum and Natural Gas Company in which the company has a 30% interest.

Overseas Activity

     On January 18, 2002, we, through a wholly owned subsidiary, entered into a share purchase agreement to acquire the Repsol subsidiaries. The nine subsidiaries together hold a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia. The acquisition of the Repsol subsidiaries is consistent with our plan to expand our production and reserves. Furthermore, we believe the acquisition represents a unique opportunity to acquire producing assets that fit with our offshore expertise and experience.

     The main businesses of the Repsol subsidiaries are the exploration, development and production of oil and gas offshore and onshore Indonesia. Their main assets comprise a portfolio of operated and non-operated interests in an aggregate of five production sharing and technical assistance contracts in that region. We estimate the net working interest proved reserves of the assets as at January 1, 2002 at approximately 360 million BOE, or approximately 185 million BOE in terms of its net entitlement.

     The interests owned by the Repsol subsidiaries comprise the following assets:

     o South East Sumatra Production Sharing Contract. The Repsol subsidiaries own a 65.3% interest in the South East Sumatra production sharing contract. This contract area covers approximately 8,100 square kilometers located offshore Sumatra and is the largest of the assets held by the Repsol subsidiaries. It will be operated and majority owned by the company. It is one of the largest offshore oil developments in Indonesia and has produced more than one billion barrels of oil in over 20 years of production. The concession expires in 2018.

     o Offshore Northwest Java Production Sharing Contract. The Repsol subsidiaries own a 36.7% interest in the Offshore Northwest Java production sharing contract. This contract area covers approximately 13,800 square kilometers in the Southern Java Sea, offshore Jakarta and has produced more than one billion BOE in over 20 years of production. It is operated by a member of the BP p.l.c. group and currently produces crude oil and natural gas. Its natural gas is sold to the Indonesia State Electric Company and the Indonesia State Gas Utility Company. The concession expires in 2017.

     o West Madura Production Sharing Contract and Poleng Technical Assistance Contract. The Repsol subsidiaries own a 25.0% interest in the West Madura production sharing contract and a 50.0% interest in the Poleng technical assistance contract. These contract areas are located offshore Java, near the island of Madura and the Java city of Surabaya and cover approximately 1,600 square kilometers combined. Kodeco Energy Company is the operator for the West Madura production sharing contract and Korea Development Co. Ltd. is the operator for the Poleng technical assistance contract, each assisted by certain Repsol subsidiaries. These contract areas currently produce crude oil and natural gas. Their natural gas is sold to the Indonesia State Electric Company. The West Madura production sharing contract expires in May 2011. The Poleng technical assistance contract expires in December 2013.

     o Blora Production Sharing Contract. The Repsol subsidiaries own a 16.7% interest in the Blora production sharing contract. This contract area lies entirely onshore Java and covers an area of approximately 4,800 square kilometers. There has been no production of crude oil or natural gas from this concession. The current operator is Coparex Blora B.V. The concession expires in 2026.

     Remaining interests in the above assets are owned by independent third parties.

     On April 19, 2002, we announced the completion of the acquisition. Upon completion, we entered into a co-operation agreement with Repsol Exploration Services Limited, pursuant to which Repsol Exploration Services Limited will provide consulting assistance to the Repsol subsidiaries on terms determined on an arm's length basis for a period of up to six months, in order to achieve a smooth transition of the businesses of the Repsol subsidiaries. For further information on the acquisition, see "Item 5--Operating and Financial Review and Prospects--The Repsol Acquisition."

     In addition to the pending acquisition of the Repsol subsidiaries, we currently have a 39.5% participating interest in a production sharing contract in the Malacca Strait in Indonesia. As of December 31, 2001, our net proved reserves in this property were 8.4 million barrels of crude oil. For 2001, net production from this property averaged 2,683 barrels per day of crude oil, condensate and natural gas liquids, representing approximately 1.0% of total daily net production. Production has been declining in recent periods due to water cut increases and natural production declines. Our interests in the production sharing contract are held by our wholly owned subsidiaries.

     Our budgeted capital expenditures for overseas activity, including the pending acquisition in Indonesia, is approximately US$650 million from 2002 through the end of 2003.

     We currently conduct all of our international oil sales through China Offshore Oil (Singapore) International Pte. Ltd., our wholly owned Singapore subsidiary. In addition to selling oil in the international market, this subsidiary also trades oil produced by international oil and gas companies.

Other Oil and Gas Data

Production Cost Data

     The following table sets forth average sales prices per barrel of crude oil, condensate and natural gas liquids sold, average sales prices per thousand cubic feet of natural gas sold and production costs per BOE produced for our independent, production sharing contract and combined operations for the three years ended December 31, 1999, 2000 and 2001.

                                                                    Year ended December 31,
                                                          -----------------------------------------------
                                                             1999             2000            2001
                                                          ----------      -----------     -----------
Average Sales Prices of Petroleum Produced
   Per Barrel of Crude Oil, Condensate and Natural
     Gas Liquid Sold...................................     US$18.91        US$28.21        US$23.34
   Per Thousand Cubic Feet of Natural Gas Sold.........         2.88            3.09            3.08


Average Lifting Costs Per BOE Produced
   Independent.........................................      US$3.14         US$4.00         US$3.88
   Production Sharing Contracts........................         4.49            4.86            4.51
   Combined Operations.................................         3.93            4.45            4.16


Drilling and Productive Wells

     The following table sets forth our exploratory and productive wells drilled as of December 31, 2001 by independent and production sharing contract operations in each of our operating areas.

                                                                         As of December 31, 2001
                                                --------------------------------------------------------------------------
                                                                            Western     Eastern
                                                                             South       South        East
                                                               Bohai         China       China       China
                                                 Total          Bay           Sea         Sea         Sea        Overseas
                                                -------      ---------    ----------  ----------   ---------    ----------
Independent
   Net Exploratory Wells.....................   1,387.0       1,247.0        128.0       2.0         10.0           --
   Net Productive Wells......................     479.0         417.0         62.0        --           --           --
     Crude Oil...............................     468.0         406.0         62.0        --           --           --
     Natural Gas.............................      11.0          11.0           --        --           --           --

Production Sharing Contracts
   Net Exploratory Wells.....................       2.8            --           --        --          2.0          0.8
   Net Productive Wells......................     107.1          23.5          5.1      68.0          4.5          6.0
     Crude Oil...............................      99.6          23.5           --      68.0          2.1          6.0
     Natural Gas.............................       7.5            --          5.1        --          2.4           --

Total
   Net Exploratory Wells.....................     379.8         247.0        128.0       2.0          2.0          0.8
   Net Productive Wells......................     586.1         440.5         67.1      68.0          4.5          6.0
     Crude Oil...............................     567.6         429.5         62.0      68.0          2.1          6.0
     Natural Gas.............................      18.5          11.0          5.1        --          2.4           --

Drilling Activity

     The following tables set forth our net exploratory and development wells for the three years ended December 31, 1999, 2000 and 2001 broken down by independent and production sharing contract operations in each of our operating areas.

                                                                           Western       Eastern
                                                                            South         South       East
                                                               Bohai        China         China       China
                                                   Total        Bay          Sea           Sea         Sea        Overseas
                                                   ------     ---------   ----------    ----------   ---------    ---------
For the Year Ended December 31, 2001
   Independent
     Net Exploratory Wells Drilled.............      13.0       4.0          6.0          1.0          2.0           --
       Successful..............................       5.0       2.0          2.0          1.0           --           --
       Dry.....................................       8.0       2.0          4.0           --          2.0           --

     Net Development Wells Drilled.............      76.0      76.0           --           --           --           --
       Successful..............................      76.0      76.0           --           --           --           --
       Dry.....................................        --        --           --           --           --           --
                                                        --         --            --            --            --            --
   Production Sharing Contracts
     Net Exploratory Wells Drilled.............       1.0        --           --           --          1.0           --
       Successful..............................        --        --           --           --           --           --
       Dry.....................................       1.0        --           --           --          1.0           --

     Net Development Wells Drilled.............      41.7      34.7          4.8           --          0.6          1.6
       Successful..............................      40.7      34.7          3.8           --          0.6          1.6
       Dry.....................................       1.0        --          1.0           --           --           --


                                                                           Western      Eastern
                                                                            South        South         East
                                                               Bohai        China        China        China
                                                   Total        Bay          Sea          Sea          Sea        Overseas
                                                   ------     ---------   ----------   ----------    ---------    ---------
For the Year Ended December 31, 2000
   Independent
     Net Exploratory Wells Drilled.............      12.0       5.0          4.0          1.0          2.0           --
       Successful..............................       6.0       5.0          1.0           --           --           --
       Dry.....................................       6.0        --          3.0          1.0          2.0           --


     Net Development Wells Drilled.............      65.2      61.0          3.0           --          1.2           --
       Successful..............................      65.2      61.0          3.0           --          1.2           --
       Dry.....................................        --        --           --           --           --           --


   Production Sharing Contracts
     Net Exploratory Wells Drilled.............       1.8        --           --           --          1.0          0.8
       Successful..............................       1.0        --           --           --          1.0           --
       Dry.....................................       0.8        --           --           --           --          0.8


     Net Development Wells Drilled.............      25.2      22.4           --           --           --          2.8
       Successful..............................      25.2      22.4           --           --           --          2.8
       Dry.....................................        --        --           --           --           --           --




                                                                              Western      Eastern
                                                                               South        South         East
                                                                  Bohai        China        China        China
                                                     Total         Bay          Sea          Sea          Sea       Overseas
                                                     -------     --------    ----------   ----------    --------    ----------
For the Year Ended December 31, 1999
   Independent
     Net Exploratory Wells Drilled.............       6.0           3.0          3.0           --          --           --
       Successful..............................       3.0           2.0          1.0           --          --           --
       Dry.....................................       3.0           1.0          2.0           --          --           --


     Net Development Wells Drilled.............     123.5         118.0          4.0           --         1.5           --
       Successful..............................     123.5         118.0          4.0           --         1.5           --
       Dry.....................................        --            --           --           --          --           --


   Production Sharing Contracts
     Net Exploratory Wells Drilled.............        --            --           --           --          --           --
       Successful..............................        --            --           --           --          --           --
       Dry.....................................        --            --           --           --          --           --


     Net Development Wells Drilled.............       4.7           2.6           --          0.5          --          1.6
       Successful..............................       4.7           2.6           --          0.5          --          1.6
       Dry.....................................        --            --           --           --          --           --


Natural Gas Business

     Natural gas is becoming an increasingly important part of our business strategy as we exploit our natural gas reserves to meet rapidly growing domestic demand for natural gas. In view of the domestic natural gas supply shortfall forecasted by the Chinese government, we also plan to participate in liquefied natural gas projects.

     CNOOC, our controlling shareholder, is currently engaged in a project to build China's first proposed liquefied natural gas import facility in Guangdong Province in southern China. CNOOC has granted us the option to acquire CNOOC's interest in the project. The terms of this option require us, if we exercise the option, to reimburse CNOOC for any contribution CNOOC has made with respect to the facility together with interest thereon calculated at the prevailing market interest rate. We have not entered into any negotiations with CNOOC on the detailed terms under which we may acquire CNOOC's interest in this liquefied natural gas facility. CNOOC has committed to take a 33% ownership interest in the project. Other partners include Hongkong Electric and Hong Kong and China Gas, each committed to 3% ownership interests, and five customers of the proposed facility who have collectively committed to a 31% ownership interest. Through a competitive selection process, BP Global Investment Limited was selected as the foreign partner to take the remaining 30% interest in the project.

     The project involves the construction of a receiving terminal with capacity of three million metric tons per year, a 215-kilometer trunkline and two branch trunklines with a total length of 111 kilometers. Solicitation tendering for liquefied natural gas suppliers was launched on November 8, 2001. Project construction is expected to begin in the fourth quarter of 2002. The facility is scheduled to commence operations in 2005. The total cost of the facility is estimated to be approximately US$600 million. As described above, CNOOC has granted us the option at no consideration to acquire its 33% interest in this project. We will, however, be required to reimburse CNOOC for any equity contribution it has made to the venture and will be required to fund 33% of any future equity contributions to the venture. CNOOC will help us procure all necessary government approvals for our participation in this project should we exercise this option. We are currently evaluating the exercise of this option and may exercise it at any time. CNOOC has not entered into any definitive agreements with respect to the Guangdong liquefied natural gas facility.

     We may make other strategic investments in liquefied natural gas projects. We may also make strategic investments in other natural gas businesses in China's coastal provinces to facilitate the development of the market for natural gas production. CNOOC has granted us the option to make any other investments in natural gas-related businesses that CNOOC has made or proposes to make. In addition, we plan to selectively pursue interests in producing natural gas properties outside of China, where appropriate, to secure upstream natural gas supply for any liquefied natural gas projects in which we may participate. To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances and partnerships with parties possessing the relevant experience and expertise.

     In August 2001, we signed a Memorandum of Understanding with Chevron Australia Pty Ltd. to explore the feasibility of acquiring an equity interest in oil and gas assets in Gorgon field, a large natural gas field in the Gorgon area offshore Western Australia, and to develop the natural gas market in coastal China.

     In September 2001, CNOOC signed an agreement with Zhejiang Provincial Energy Group Company Limited and Zhejiang Southeast Electric Power Company Limited to invest in a joint venture to develop an intra-provincial natural gas distribution network. CNOOC will hold a 37% equity interest in the joint venture company. We have an option to take CNOOC's share in the joint venture company in an arrangement similar to our option in the Guangdong liquefied natural gas project. The business scope of the joint venture includes the construction, operation and management of natural gas pipelines, the intra-provincial wholesale and distribution of natural gas, and the development of gas-fired power plants and other natural gas related infrastructures and projects.

     In September 2001, CNOOC signed an agreement with Shandong Province Development Planning Commission and Shandong International Trust & Investment Corporation in connection with the construction of a gas pipeline and the importation of liquefied natural gas in Shandong Province. A steering committee was established by the parties to study the prospect of gas utilization in Shandong Province, including the feasibility of constructing a main gas pipeline in Shandong and importing liquefied natural gas to Shandong through Qingdao. CNOOC is also exploiting gas sources in Bohai Bay. CNOOC expects that natural gas from Bohai Bay will land in Longkou of Shandong Province in 2003, which can be further transported to Qingdao and Yantai in Shandong Province by pipeline. The pipeline between Longkou and Yantai will be 95 kilometers; the pipeline between Longkou and Qingdao will be 2,101 kilometers.

     In October 2001, CNOOC signed an agreement with the Fujian provincial government on natural gas market development in Fujian Province. The agreement provides for a joint investment commitment of increasing natural gas supply and gas market development in Fujian by both parties. Both parties are committed to sourcing gas, including liquefied natural gas, from all viable sources, including from offshore production and overseas. The parties also agreed to invest in gas-fired power plants and related infrastructure. We have the option to take CNOOC's working interest in the project.

     In November 2001, we entered into a Heads of Agreement with BHP Petroleum (Northwest Shelf) Pty Ltd., BP Developments Australia Pty Ltd., Chevron Australia Pty Ltd., Japan Australia LNG (MIMI) Pty Ltd., Shell Development (Australia) Pty Ltd., and Woodside Energy Ltd. on a joint venture to develop Northwest Shelf gas in Australia. We agreed to co-invest in the development of Australia's Northwest Shelf gas project and to produce and process liquefied natural gas to sell to the China markets, subject to the joint venture successfully bidding for the contract to supply liquefied natural gas to an import facility in Guangdong Province, in which CNOOC has an equity interest.

Sales and Marketing

Sales of Offshore Crude Oil

     We sell crude oil and natural gas to the PRC market exclusively through our wholly owned PRC subsidiary, CNOOC China Limited, and sales to international markets are carried out by our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte. Ltd., located in Singapore.

     We report production and sales plans to the State Economic and Trade Commission annually. Based on information provided by China's three crude oil producers, us, PetroChina and Sinopec, the State Development and Planning Commission compiles an overall national plan for coordination of sales. We have been allowed to freely determine where we sell our production both domestically and internationally. Our sales of crude oil to international markets also require us to obtain export licenses issued by the Ministry of Foreign Trade and Economic Cooperation. Historically we have always been able to obtain such export licenses.

Pricing

     We determine our crude oil prices with reference to prices for crude oil of comparable quality in international markets, including a premium or discount mutually agreed upon with our customers according to market conditions at the time of the sale. Prices are quoted in U.S. dollars only, but domestic sales are billed and paid in Renminbi.

     We currently produce three types of crude oil - Nanhai Light, Medium Grade and Heavy Crude. The table below sets forth the sales and marketing volumes, pricing benchmarks and average realized prices of each of these three types of crude oil for the three years ended December 31, 1999, 2000 and 2001.

                                                               Year ended December 31,
                                                       -----------------------------------------
                                                          1999            2000           2001
                                                       -----------      ----------     ---------
Sales and Marketing Volumes (benchmark)
   (mmbbls)(1)
Nanhai Light (APPI(2) Tapis(3))....................        36.9             39.1          32.2
Medium Grade (Daqing OSP(4)).......................        51.6             58.3          57.1
Heavy Crude (APPI(2) Duri(5))......................        22.3             25.4          37.4

Average Realized Prices (US$/bbl)(6)
Nanhai Light.......................................    US$19.11         US$29.49      US$24.96
Medium Grade.......................................       18.18            28.98         24.16
Heavy Crude........................................       15.90            26.53         21.01

Benchmark Prices (US$/bbl)
APPI(2) Tapis(3)...................................    US$18.61         US$29.53      US$24.99
Daqing OSP(4)......................................       17.70            28.53         23.92
APPI(2) Duri(5)....................................       15.71            26.39         21.26

West Texas Intermediate (US$/bbl)..................    US$19.25         US$30.35      US$25.89

--------------
(1) Includes the sales volumes of the company and the foreign partners under production sharing contracts.
(2)  Asia petroleum price index.
(3)  Tapis is a light crude oil produced in Malaysia.
(4) Daqing official selling price. Daqing is a medium crude produced in northeast China.
(5)  Duri is a heavy crude oil produced in Indonesia.
(6) Includes the average realized prices of the company and the foreign partners under production sharing contracts.

     The international benchmark crude oil price, West Texas Intermediate, was at US$19.84 per barrel as of December 31, 2001 and US$27.28 per barrel as of April 30, 2002.

Markets and Customers

     We sell most of our crude oil production in the PRC domestic market. We also sell to customers in Korea, Japan, the United States and Australia, as well as to crude oil traders in the spot market. For the years ended December 31, 1999, 2000 and 2001, we sold approximately 83.7%, 67.0% and 79.9%, respectively, of crude oil in the PRC, and exported approximately 16.3%, 33.0% and 20.1%, respectively.

     Most of our crude oil production sales in the PRC domestic market are to refineries and petrochemical companies that are affiliates of Sinopec and PetroChina. Sales volume to Sinopec has been high historically because most of the PRC refineries and petrochemical companies were affiliates of Sinopec. After the restructuring of the PRC petroleum industry in July 1998, some refineries and petrochemical companies were transferred to PetroChina from Sinopec. As a result, sales to Sinopec decreased and sales to PetroChina increased. For the years ended December 31, 1999, 2000 and 2001, sales to Sinopec were approximately 68.6%, 52.8% and 52.7%, respectively, and sales to PetroChina were approximately 11.8%, 12.6% and 13.8%, respectively, of total oil and gas sales in the PRC domestic market. These customers represented in aggregate approximately 80.4%, 65.4% and 66.5%, respectively, of total oil and gas sales in the PRC domestic market. In recent years we have diversified our domestic client base by targeting companies not affiliated with Sinopec or PetroChina. These targeted companies typically are involved in bitumen processing, fuel blending and mixing, power generation and production of fertilizer feed stocks. We plan to continue our efforts to diversify our client base.

     The following table presents, for the periods indicated, our revenues sourced in the PRC and outside the PRC:

                                                                  Year ended December 31,
                                                          -----------------------------------------
                                                             1999            2000           2001
                                                          ----------      ----------     ----------
                                                           (US$ in millions, except percentages)
Revenues sourced in the PRC...........................      11,140          17,559           18,105
Revenues sourced outside the PRC......................       4,170           6,665            2,715
                                                          --------          ------           ------
Total revenues........................................      15,310          24,224           20,820
% of revenues sourced outside the PRC.................        27.2%           27.5%            13.0%
                                                          ========          ======           ======

Sales Contracts

     We sign sales contracts with customers for each cargo. Sales contracts are standard form contracts containing ordinary commercial terms such as quality, quantity, price, delivery and payment. All sales are made on free-on-board terms. PRC customers are required to make payments within 30 days after the shipper takes possession of the crude oil cargo at our delivery points. During the years ended December 31, 1999, 2000 and 2001, the accounts receivable turnover was approximately 51.6 days, 39.5 days and 32.3 days, respectively. Doubtful accounts provision during the years ended December 31, 1999, 2000 and 2001 was Rmb 65.3 million, Rmb 15.7 million and Rmb 10.7 million, respectively.

     We have a credit control policy, including credit investigation of customers and periodic assessment of credit terms. Sales clerks are directly responsible for liaising with the customers on the collection of receivables within the credit terms.

     We price our crude oil in U.S. dollars only. PRC customers are billed and make actual payments in Renminbi based on the exchange rate prevailing at the bill of lading date, while overseas customers are billed and are required to make payments in U.S. dollars within 30 days of the bill of lading date.

Sales of Offshore Natural Gas

     Driven by environmental and efficiency concerns, the PRC government is increasingly encouraging residential and industrial use of natural gas to meet primary energy needs. In 1989, in order to encourage natural gas production, the PRC government adopted a favorable royalty treatment, which provides a royalty exemption for natural gas production up to two billion cubic meters (70.6 billion cubic feet or 11.8 million BOE) per year as compared to a royalty exemption available for crude oil production of up to one million tons or approximately seven million BOE per year. The favorable treatment also includes lower royalty rates on incremental increases in natural gas production as compared with the royalty rates for crude oil production.

     Since 1989, the PRC government has adopted the following sliding scale of royalty payments of up to 3% of the annual gross production of natural gas:

Annual gross production                                                            Royalty rate
-----------------------                                                            ------------
Less than 2 billion cubic meters.................................................          0.0%
2-3.5 billion cubic meters.......................................................          1.0%
3.5-5 billion cubic meters.......................................................          2.0%
Above 5 billion cubic meters.....................................................          3.0%

     We sell a large portion of our natural gas production in Hong Kong. The remaining natural gas production is sold to customers in mainland China. Of the 71.2 billion cubic feet of natural gas that we produced offshore China in the year ended December 31, 2001, 50.7 billion cubic feet, or approximately 71.2%, was produced from the Yacheng 13-1 gas field. This field is governed by a production sharing contract we entered into with BP and Kufpec. We hold a 51% participating interest in this field. In December 1992, Castle Peak Power in Hong Kong signed a long-term gas supply contract under which it agreed to buy from the partners approximately 102.4 billion cubic feet of natural gas per year on a take-or-pay basis until 2015. Gas prices are quoted and paid in U.S. dollars. The payments are made in U.S. dollars monthly and are reconciled annually. Castle Peak Power purchased approximately 61.7% of our total natural gas production for the year ended December 31, 2001. Castle Peak Power is a 60/40 joint venture between Exxon Mobil and CLP Power Hong Kong Limited, a public utility company in Hong Kong. The remaining 38.3% of the company's total natural gas production in the year ended December 31, 2001 was sold to PRC customers including Hainan Fertilizer, Hainan Power, Shanghai Gas, Jingxi Chemical, Xinao Gas, Tianjin Binhai Power and Tianjin Binhai Gas.

     The price of gas sold to the PRC market is determined by negotiations between us and the buyers based on market conditions. Contracts typically consist of a base price with provisions for annual resets and adjustment formulas which depend on a basket of crude prices, inflation and various other factors.

Procurement of Services

     We usually outsource work in connection with the acquisition and processing of seismic data, reservoir studies, well drilling services, wire logging and perforating services and well control and completion service to independent third parties or CNOOC's affiliates.

     In the development stage, we normally employ independent third parties for mooring and oil tanker transportation services and both independent third parties and affiliates of CNOOC for other services by entering into contracts with them. We conduct a bidding process to determine who we employ to construct platforms, terminals and pipelines, to drill production wells and to transport offshore production facilities. Both independent third parties and affiliates of CNOOC participate in the bidding process. We are closely involved in the design and management of services by contractors and exercise extensive control over their performance, including their costs, schedule and quality.

Competition

Domestic Competition

     The petroleum industry is highly competitive. We compete in the PRC and international markets for both customers and capital to finance its exploration, development and production activities. Our principal competitors in the PRC market are PetroChina and Sinopec.

     We price our crude oil on the basis of comparable crude oil prices in the international market. The majority of our customers for crude oil are refineries affiliated with Sinopec and PetroChina to which we have been selling crude oil, from time to time, since 1982. Based on its dealings with these refineries, we believe that we have established a stable business relationship with them. In 1998, the PRC government restructured PetroChina and Sinopec into vertically integrated companies, with each having both upstream and downstream petroleum businesses and operations.

     We are the dominant player in the oil and gas industry offshore China and are the only company authorized to engage in oil and gas exploration and production offshore China in cooperation with foreign parties. We may face increased competition in the future from other petroleum companies in obtaining new PRC offshore oil and gas properties, or, as a result of changes in current PRC laws or regulations permitting an expansion of existing companies' activities or new entrants into the industry.

     As part of our business strategy, we intend to expand our natural gas business to meet rapidly increasing domestic demand. Our competitors in the PRC natural gas market are PetroChina and, to a lesser extent, Sinopec. Our principal competitor, PetroChina, is the largest supplier of natural gas in China in terms of volume of natural gas supplied. PetroChina's natural gas business benefits from strong market positions in Beijing, Tianjin, Hebei Province and northern China. We intend to invest in related natural gas businesses in China's eastern coastal provinces, where we may face competition from PetroChina and, to a lesser extent, Sinopec. We believe that our extensive natural gas resources base, the proximity of these resources to the markets in China, our relatively advanced technologies and our experienced management team will enable us to compete effectively in the domestic natural gas market.

Foreign Competition and the World Trade Organization

     Imports of crude oil are subject to tariffs, import quotas, handling fees and other restrictions. The PRC government also restricts the availability of foreign exchange with which the imports must be purchased. The combination of tariffs, quotas and restrictions on foreign exchange has, to some extent, limited the competition from imported crude oil.

     In line with the general progress of its economic reform programs, the PRC government has agreed to reduce import barriers as part of its WTO commitments. As a result of China joining the World Trade Organization as a full member on December 11, 2001, it is required to further reduce its import tariffs and other trade barriers over time, including with respect to certain categories of petroleum and crude oil. All import quotas and licenses for processed oil are expected to be eliminated by 2004. Notwithstanding China's WTO related concessions, crude and processed oil remain, for the time being, subject to restrictions on import rights and only certain designated state owned enterprises may import crude and processed oil. Sinopec and PetroChina have received permission to import crude oil on their own. Currently, there is no set schedule for the liberalization of trading rights that would allow foreign owned or foreign invested entities to participate in the import of crude or processed oil.

PRC Fiscal Regimes for Offshore Crude Oil and Natural Gas Activities

     We conduct exploration and production operations either independently or jointly with foreign partners under our production sharing contracts. The PRC government has established different fiscal regimes for crude oil and natural gas production from our independent operations and from our production sharing contracts.

     Royalties paid to the PRC government are based on our gross production with respect to each of our independent oil and gas fields and with respect to each of our oil and gas fields covered by production sharing contracts. The amount of the royalties is a varying percentage up to 12.5% based on the annual production of the relevant property. The PRC government has provided the company with a royalty exemption for up to one million tons, or seven million BOE per year, for our crude oil production and for up to 70.6 billion cubic feet, or 11.8 million BOE per year, for our natural gas production. The limits in these exemptions apply to our total production from both independent properties and properties subject to production sharing contracts. In addition, we pay production taxes to the PRC government equal to 5% of our crude oil and gas produced independently and 5% of our crude oil and gas produced under production sharing contracts.

     Under our production sharing contracts, production of crude oil and gas is allocated among us, the foreign partners and the PRC government according to a formula contained in the contracts. Under this formula, a percentage of production under our production sharing contracts is allocated to the PRC government as its share oil. For more information about the allocation of production under the production sharing contracts, see "--Production Sharing Contracts--Production Sharing Formula."

Production Sharing Contracts

     When exploration and production operations are conducted through a production sharing contract, the operator of the oil or gas field must submit a detailed evaluation report and an overall development plan to CNOOC upon discovery of petroleum reserves. The overall development plan must also be submitted to a joint management committee established under the production sharing contract. After CNOOC confirms the overall development plan, CNOOC submits it to the State Development and Planning Commission for approval. After receiving the governmental approval, the parties to the production sharing contract may begin the commercial development of the petroleum field.

     As part of the reorganization, CNOOC transferred all of its economic interests and obligations under its existing production sharing contracts to us and our subsidiary, CNOOC (China) Limited. As of December 31, 2001, we had 10 production sharing contracts in the production and development stages, and 20 in the exploration stage.

     Under PRC law, the negotiation of a production sharing contract is a function that only a national company, such as CNOOC, can perform. This function cannot be transferred to us because we are a pure commercial entity. Since the reorganization, under the terms of its undertaking with us, CNOOC, after entering into production sharing contracts with international oil and gas companies, is required to assign immediately to us all of its economic interests and obligations under the production sharing contracts. For further details, see "Item 7--Major Shareholders and Related Party Transactions."

     New production sharing contracts are entered into between CNOOC and foreign partners primarily through bidding organized by CNOOC and, to a lesser extent, through direct negotiation.

Bidding Process

     The typical bidding process involves the following major steps:

     o CNOOC determines which blocks, with the approvals of the PRC government, are open for bid and prepare geological information packages and bidding documentation for these blocks;

     o    CNOOC invites foreign enterprises to bid;

     o potential bidders are required to provide information, including estimates of minimum work commitment, exploration costs and percentage of share oil payable to the PRC government; and

     o CNOOC evaluates each bid and negotiates a production sharing contract with the successful bidder.

     Under CNOOC's undertaking with us, we may participate with CNOOC in all negotiations of new production sharing contracts.

     A typical production sharing contract has a term not exceeding 30 years with three distinct phases:

   Exploration. The exploration period generally lasts for seven consecutive years depending on the size of the contract area, and may be extended with the consent of CNOOC. During this period, exploratory and appraisal work on the exploration block is conducted in order to discover petroleum and to enable the parties to determine the commercial viability of any petroleum discovery.

   Development. The development period begins on the date that the overall development plan, which outlines, among other things, the recoverable reserves and schedule for the development of the discovered petroleum reserves, is approved by the relevant PRC regulatory authorities. Once the design, construction, installation, drilling and related research work for the realization of petroleum production have been completed, the development period comes to an end.

   Production. The production period begins on the date of the commencement of commercial operations and usually lasts for 15 years. The production period may be extended upon approval of the PRC government.

Minimum Work Commitment

     Under production sharing contracts that include exploration, foreign partners must complete a minimum amount of work during the exploration period, generally including:

     o    a minimum number of exploration wells to be drilled;

     o    a fixed amount of seismic data to be produced; and

     o    a minimum amount of exploration expenditures to be incurred.

     Foreign partners are required to bear all exploration costs during the exploration period. However, such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins. During the exploration period, foreign partners are required to return 25% of the contract areas, excluding the development and production areas, to CNOOC at the end of each of the third year and fifth year of the exploration period. At the end of the exploration period, all areas, excluding the development areas, production areas and areas under evaluation, must be returned to CNOOC.

Participating Interests

     Under production sharing contracts, CNOOC has the right to take up to a 51% participating interest in any oil or gas field discovered in the contract area and may exercise the right after the foreign partners have made commercially viable discoveries. The foreign partners retain the remaining participating interests.

Production Sharing Formula

     A chart illustrating the production sharing formula under our production sharing contracts is shown below.



-------------------------------------------------------------------------------------------------------------------------------
   Percentage of total production                                           Allocation
-------------------------------------------------------------------------------------------------------------------------------
   5.0%                                 Production Taxes to PRC government

                                     ------------------------------------------------------------------------------------------
   62.5%                                12.5%(a)             Royalty oil to PRC Government
                                     ------------------------------------------------------------------------------------------
   (Royalty and cost recovery oil)      50.0%(a)             Cost recovery oil allocated with following priority:
                                                             (1)   Recovery of current year operating costs by us and foreign partner(s).

                                                             (2)   Recovery of earlier exploration costs of foreign
                                                                   partner(s).

                                                             (3)   Recovery of development costs by us and foreign partner(s)
                                                                   based on respective participating interests.(c)
                                                             (4)   Any excess, distributed proportionately to each partner's
                                                                   respective participating interest.(c)
-------------------------------------------------------------------------------------------------------------------------------
                                        (1-X)                Share oil to PRC Government
   32.5%(b)                             multiplied by
   (Remainder oil)                      32.5%
                                     ------------------------------------------------------------------------------------------
                                        X multiplied by      Allocable remainder oil distributed proportionate to each
                                        32.5%                partner's respective participating interest.(c)
-------------------------------------------------------------------------------------------------------------------------------

----------
(a)  Assumes annual gross production of more than four million metric tons, approximately 30 million barrels of oil. For lower amounts of production, the royalty rate will be lower and the cost recovery will be greater than 50.0% by the amount that the royalty rate is less than 12.5%.

(b)  The ratio "X" is agreed in each production sharing contract based on commercial considerations and ranges from 8%
     to 100%.

(c)  See "--Principal Oil and Gas Regions" for our participating interest percentage in each production sharing contract.


     Annual gross production of petroleum is shared in the following order:

     1. The first 5% of the annual gross production is deducted as production taxes paid to the PRC government.

     2. The next 62.5% of the annual gross production, which is referred to as "royalty and cost recovery oil," is allocated in the following order:

          First, since 1989, the PRC government has adopted the following sliding scale of royalty payment of up to 12.5% of the annual gross production:

     Annual gross production of oil(1)                           Royalty rate
     ---------------------------------                          ------------
     Less than 1 million tons...............................        0.0%
     1-1.5 million tons.....................................        4.0%
     1.5-2.0 million tons...................................        6.0%
     2.0-3.0 million tons...................................        8.0%
     3.0-4.0 million tons...................................       10.0%
     Above 4 million tons...................................       12.5%

     ------------------
     (1)  The sliding scale royalty for natural gas reaches a maximum at 3%.


          Second, the balance of the royalty and cost recovery oil is allocated in the following order:

          o to recover actual operating costs required for the production operations incurred by both parties in the current year;

          o to recover exploration costs, excluding interest accrued thereon, incurred but not yet recovered by foreign partners during the exploration period; and

          o to recover development investments incurred but not yet recovered, and interest accrued in the current year, according to the participating interest split between us and foreign partners.

     3. The last 32.5% of the annual gross production, which is referred to as "remainder oil," is distributed to the PRC government, us and foreign partners according to a pre-determined "ratio X" that is based on a percentage agreed to by CNOOC and the foreign partners in each production sharing contract. Remainder oil is distributed in the following order:

          o First, an amount of oil and gas equal to the product of "remainder oil" and one minus the "ratio X" is distributed to the PRC government. This portion is referred to as "share oil;" and

          o Second, the balance of the remainder oil, which is referred to as "allocable remainder oil," is distributed to us and foreign partners. Each party will receive an amount of oil or gas equal to the product of "allocable remainder oil" multiplied by its respective percentage of participating interests.

     We pay the estimated production taxes and royalties at the time of each shipment for crude oil production, and monthly for natural gas production. At the end of each year, we calculate the production taxes and royalties on an annual basis and file the information with the PRC tax bureau. Any overpayment or underpayment of production taxes and royalties during the year will be adjusted at year-end.

     The foreign partners have the right either to take possession of their crude oil for sale in the international market, or to sell such crude oil to us for resale in the PRC market.

Management and Operator

     Under each production sharing contract, a party will be designated as an operator to undertake the execution of the production sharing contract which includes:

     o    preparing work programs and budgets;

     o    procuring equipment and materials relating to operations;

     o    establishing insurance programs; and

     o issuing cash-call notices to the parties to the production sharing contract to raise funds.

     A joint management committee, which usually consists of six or eight persons, is set up under each production sharing contract to perform supervisory functions, and each of our company and the foreign partners as a group has the right to appoint an equal number of representatives to form the joint management committee. The chairman of the joint management committee is the chief representative designated by us and the vice chairman is the chief representative designated by the foreign partners as a group. The joint management committee has the authority to make decisions on matters including:

     o    reviewing and approving operational and budgetary plans;

     o    determining the commercial viability of each petroleum discovery;

     o    reviewing and adopting the overall development plan; and

     o approving significant procurements and expenditures, and insurance coverages.

     Daily operations of a property subject to the respective production sharing contract are carried out by the designated operator. The operator is typically responsible for determining and executing operational and budgetary plans and all routine operational matters. Upon discovery of petroleum reserves, the operator is required to submit a detailed overall development plan to the joint management committee.

     After the foreign partner has fully recovered its exploration and development costs under production sharing contracts in which the foreign partner is the operator, we have the exclusive right to take over the operation of the particular oil or gas field. With the consent of the foreign partner, we may also take over the operation before the foreign partner has fully recovered its exploration and development costs.

Ownership of Data and Assets

     All data, records, samples, vouchers and other original information obtained by foreign partners in the process of exploring, developing and producing offshore petroleum become the property of CNOOC as a state-owned national oil company under PRC law. Through CNOOC, we have unlimited and unrestricted access to the data.

     We and our foreign partners have joint ownership in all of the assets purchased, installed or constructed under the production sharing contract until either:

     o the foreign partners have fully recovered their development costs, or

     o    upon the expiration of the production sharing contract.

     After that, as a state-owned national oil company under PRC law, CNOOC will assume ownership of all of the assets under the production sharing contracts, but we and the foreign partners retain the exclusive right to use the assets during the production period.

Abandonment Costs

     Any party to our production sharing contracts must give prior written notice to the other party or parties if it plans to abandon production of the oil or gas field within the contracted area. If the other party or parties agrees to abandon production from the oil or gas field, all parties pay abandonment costs in proportion to their respective percentage of participating interests in the field. If we decide not to abandon production upon notice from a foreign partner, all of such foreign partner's rights and obligations under the production sharing contract in respect of the oil or gas field, including the responsibilities for payment of abandonment costs, terminate automatically. We will bear the abandonment costs if we decide to abandon production after an initial decision to proceed with production. We have not incurred any abandonment costs to date but expect that we may incur such costs beginning in 2002 when some of our fields are shut down after their production period expires.

Production Tax

     The PRC production tax rate on the oil and natural gas produced under production sharing contracts is currently 5%.

Geophysical Survey Agreements

     We conduct our exploration operations through geophysical survey agreements with leading international oil and gas companies as well as independently and through production sharing contracts. As of December 31, 2001, we were no longer a party to any geophysical survey agreements, but may enter such agreements in the future.

     Geophysical survey agreements are designed for foreign petroleum companies to conduct certain geophysical exploration before they decide whether to enter into production sharing contract negotiations with CNOOC. Geophysical survey agreements usually have a term of less than two years. International oil and gas companies must complete all of the work confirmed by both parties in the agreements and bear all the costs and expenses. If a foreign partner decides to enter into a production sharing contract with CNOOC, the costs and expenses that the foreign partner incurs in conducting geophysical survey may be recovered by the foreign partner in the production period subject to our confirmation. CNOOC has the sole ownership of all data and information obtained by the foreign partner during the geophysical survey, and, through CNOOC, we have access to all such data.

     Under PRC law, the negotiation of a geophysical survey agreement is a function that only a national company, such as CNOOC, can perform. As part of the reorganization, CNOOC transferred to us all its commercial rights under an existing geophysical survey agreement. In the future, CNOOC has agreed to assign to us all of its commercial rights under any geophysical survey agreements it enters into with international oil and gas companies.

Operating Hazards and Uninsured Risks

     Our operations are subject to hazards and risks inherent in the drilling, production and transportation of crude oil and natural gas, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters, any of which can result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under production sharing contracts. In addition, certain of our crude oil and natural gas operations are located in areas that are subject to tropical weather disturbances, some of which can be severe enough to cause substantial damages to facilities and interrupt production.

     As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, including the loss of wells, blowouts, pipeline leakage or other damage, certain costs of pollution control and physical damages on certain assets. Our insurance coverage includes oil and gas fields property and construction insurance, marine hull insurance, protection and indemnity insurance, drilling equipment insurance, marine cargo insurance and third party and comprehensive general liability insurance. It also carries business interruption insurance for Pinghu field. We currently maintain in total approximately Rmb 34.4 billion in insurance coverage and pay an annual insurance premium of approximately Rmb 180 million to maintain that coverage. We believe that our level of insurance is adequate and customary for the PRC petroleum industry. However, we may not have sufficient coverage for some of these risks, either because insurance is not available or because of high premium costs. See "Item 3--Key Information--Risk Factors." For the years ended December 31, 1999, 2000 and 2001, we experienced total losses of approximately Rmb 390 million.

Research and Development

     During the three years ended December 31, 1999, 2000 and 2001, we used research and development services provided by CNOOC's affiliates as well as other international entities. We are trying to develop more efficient and effective approaches to explore for new reserves. Our research efforts have been focusing on:

     o    advanced resolution enhancement technology;

     o building up exploration and development data bases to improve the efficiency of our research efforts; and

     o consolidating multi-discipline data to optimize the selection of exploration sites.

     We are also studying various ways of better utilizing our existing reserves including:

     o    building more accurate reservoir models;

     o re-processing existing seismic and log data to locate potential areas near existing fields to be integrated into existing production facilities; and

     o researching ways to reduce development risks for marginal fields and to group fields for joint developments sharing common facilities.

     We will continue to use research and development services provided by CNOOC's affiliate, China Offshore Oil Research Center.

     During the three years ended December 31, 1999, 2000 and 2001, we spent approximately Rmb 115 million, Rmb 104 million and Rmb 109 million, respectively, on general research and development activities.

     For further information regarding our agreement with the China Offshore Oil Research Center, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

Environmental Regulation

     Our operations in China are required to comply with various PRC environmental laws and regulations administered by the central and local government environmental protection bureaus. We are also subject to the environmental rules introduced by the local PRC governments in whose jurisdictions the various onshore logistical support facilities are located. The State Environmental Protection Bureau sets national environmental protection standards and local environmental protection bureaus may set stricter local standards.

     The relevant environment protection bureau must approve or review each stage of a project. We must file an environmental impact statement or, in some cases, an environmental impact assessment outline before an approval can be issued. The filing must demonstrate that the project conforms to applicable environmental standards. The relevant environmental protection bureau generally issues approvals and permits for projects using modern pollution control measurement technology.

     The PRC national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the PRC national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

     For the three years ended December 31, 1999, 2000 and 2001, we experienced a total of 2 incidents of crude oil discharge with a total volume of approximately 240 barrels being wrongfully discharged and spilled offshore, for which fines in an aggregate amount of Rmb 31,900 (US$3,854) were imposed. None of the incidents nor the aggregate amount of such fines had a material adverse effect on our business or results of operations.

     The PRC environmental laws do not currently require offshore petroleum developers to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantling and abandonment of abandoned fields during the years ended December 31, 1999, 2000 and 2001 of approximately Rmb 177 million, Rmb 104 million and Rmb 90.4 million, respectively.

     Environmental protection and prevention costs and expenses in connection with the operation of offshore petroleum exploitation are covered under each individual production sharing contract. Environmental protection and prevention costs and expenses represented approximately 4% of our average operating costs relating to projects constructed during the three years ended December 31, 2001. Each platform has its own environmental protection and safety staff responsible for monitoring and operating the environmental protection equipment. However, no assurance can be given that the PRC government will not impose new or stricter regulations which would require additional environmental protection expenditures.

     We are not currently involved in any environmental claims and believes that our environmental protection systems and facilities are adequate for us to comply with applicable national and local environmental protection regulations.

Legal Proceedings

     We are not a defendant in any material litigation, claim or arbitration, and we know of no pending or threatened proceeding which would have a material adverse effect on our financial condition.

Patents and Trademarks

     We own or have licenses to use two trademarks which are of value in the conduct of our business. CNOOC is the owner of the "CNOOC" trademark. Under two non-exclusive license agreements between CNOOC and us, we have obtained the right to use this trademark for a nominal consideration.

Real Properties

     Our corporate headquarters is located in Hong Kong. We also lease several other properties from CNOOC in China and Singapore. The rental payments under these lease agreements are determined with reference to market rates. For further details regarding the terms of these leases, see "Item 7--Major Shareholders and Related Party Transactions."

     We own the following property interests in the PRC:

     o land, various buildings and structures at Xingcheng JZ 20-2 Natural Gas Separating Plant, Dongyao Village, Shuangsu Township, Xingcheng City, Liaoning Province;

     o land, various buildings and structures located at Boxi Processing Plant, South of Jintang Subway, Tanggu District, Tianjin City;

     o land, various buildings and structures at Weizhou Terminal Processing Plant, Weizhou Island, Weizhou Town, Beihai City, Guangxi Zhuang Autonomous Region; and

     o a parcel of land at Suizhong 36-1 Base, Xiaolihuang Village, Gaoling Town, Suizhong County, Liaoning Province.

Employees and Employee Benefits

     During the three years ended December 31, 1999, 2000 and 2001, we employed approximately 920, 1,007 and 1,081 persons, respectively. Of these 1,081 persons employed as of December 31, 2001, approximately 38% are management staff and the remainder are professional personnel. Of these 1,081 employees, approximately 80% were involved in petroleum exploration, development and production activities, approximately 11% were involved in accounts and finance work and the remainder were senior management, coordinators of production sharing contracts and safety and environmental supervisors. Workers for the operation of our oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

     We have a trade union that:

     o    protects employees' rights,

     o    organizes educational programs,

     o    assists in the fulfillment of economic objectives,

     o    encourages employee participation in management decisions, and

     o    assists in mediating disputes between us and individual employees.

     We have not been subjected to any strikes or other labor disturbances and we believe that our relations with our employees are good.

     The total remuneration of our employees includes salary, bonuses and allowances. Bonus for any given period is based primarily on individual and company performance. Employees also receive subsidized housing, health benefits and other miscellaneous subsidies.

     We have implemented an occupational health and safety program similar to that employed by other international oil and gas companies. Under this program, we closely monitor and record health and safety incidents and promptly report them to government agencies and organizations. On March 15, 2000, we finalized and implemented our occupational health and safety program. We believe this program is broadly in line with the United States government Occupational Safety & Health Administration guidelines.

     All our full-time employees in the PRC are covered by a government regulated pension. The PRC government is responsible for the pension liabilities to these retired employees. We are required to contribute monthly an average of approximately 9% to 22.5% of our employees' basic salaries, with each employee contributing 4% to 7% of his or her base salary for retirement. The contributions vary from region to region.

     For further details regarding our retirement benefits, see note 26 to the consolidated financial statements.

Health, Safety and Environmental Policies

     Employees' health and safety are crucial for our success and development and everyone plays a part in creating healthy, safe and environmentally friendly results. In order to monitor our production activities and to provide proper guidelines for employees, we have established a set of comprehensive health, safety and environmental ("HSE") policies which constitutes an important part of our corporate culture and which we believe represents one of our core competitive strengths.

     With the goal of further improving levels of health, safety and environmental protection, we continued during 2001 to implement established HSE systems and key programs and realized our HSE targets set at the beginning of the year. During the year, we experienced no fatalities, no incidents of oil spillage of material quantities, and no single incident resulting in an economic loss exceeding US$120,000. The OHSA statistics on occupational injury and occupational disease showed a significant improvement compared to previous years with both incident and the days-away rates. As a result, our HSE performance was above the average standards for international oil companies.


                   CNOOC Limited occupational injury & occupational disease statistics of 2001


                                                                                                      Number of days away
                                                                   Incident rate                             rate
                                                              (Times/200,000 Man Hour)               (Day/200,000 Man Hour)
                                                ------------------------------------------------     ---------------------
                                                                 Number of
                                                                 days away     Death &     Number
                     Average                      Recordable     & working    number of    of days     Number of days away &
Scope                person        Man-hour         cases         bounds      days away     away           working bounds
-----                -------      ----------      ----------     ---------    ---------    -------     ---------------------
Permanent worker      1,402        2,228,512         0.00          0.00        0.00         0.00              0.00

Permanent worker, &   5,847       12,187,935         0.20          0.15        0.16         0.15              1.77
other worker &
direct contractor


Community Contributions

     Besides constantly trying to increase efficiency and create value for our shareholders, we have also been taking an active part in community activities. During the year, as part of our efforts to make additional significant contributions to society, we participated in "Project Hope", greening activities, educational sponsorships, and other social charitable events.

     In conjunction with foreign cooperative partners, we participated in the "Century Forest Green Action - Bid for 2008 Olympics", and planted 220 "Olympic Bid" trees in Bijiashan Garden, Shenzhen engraved with our logo.

Human Resources Development

     We believe quality, creativity and dedication of our employees represent our most precious assets and are the major driving forces for our continued growth. As such, we have committed ourselves to formulating and implementing a series of long-term and short-term human resources strategies that are in line with the development objectives of our company and our employees.

     In 2001, we have been regularly enhancing the employee evaluation systems and strengthening the management and mobility of human resources. We have also established a recruitment system on the Internet to attract talent worldwide.

     To reward outstanding achievers, we launched a share option scheme for the senior management on February 4, 2001 based on the long-term profit and risk sharing relationship between our senior management and us. Under this scheme, our compensation committee will, from time to time, make its proposal for board approval on the number of options to be granted to the eligible participants. See "Item 6 - Directors, Senior Management and Employees - Share Ownership" for further details on our share option schemes.

     In 1999, we established a "Chairman's Special Award" to reward business units and individuals who have made outstanding contributions in the areas of production, management and research. In 2001, a total of four business units and 44 employees received the award.

     During 2001, based on the human resources development strategy for the future and the results from the employee evaluation system, we established a series of target training initiatives and organized a variety of training programs. During the year, a total of 325 training workshops were held with over 7,000 participants attending these workshops.

ITEM 5.

Operating and Financial Review and Prospects

A.   OPERATING RESULTS

     The following discussion and analysis should be read in conjunction with our consolidated financial statements, selected historical consolidated financial data and operating and reserves data, in each case together with the accompanying notes, included elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain material respects from U.S. GAAP. Note 36 to the consolidated financial statements provides a reconciliation to U.S. GAAP of net income, shareholders' equity and cash flows.

Overview of Our Operations

     We are an oil and gas company that engages primarily in the exploration, development and production of crude oil and natural gas offshore China. We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration and production activities with international oil and gas companies offshore China. As of December 31, 2001, we had estimated net proved reserves of 1,787.1 million BOE, comprised of 1,245.9 million barrels of crude oil and condensate and 3,247.6 billion cubic feet of natural gas. For the year 2001, our net production averaged 228,874 barrels per day of crude oil, condensate and natural gas liquids and 195.0 million cubic feet per day of natural gas, which together totaled approximately 261,379 BOE per day.

     Our revenues and profitability are largely determined by the difference between prices received for crude oil and natural gas produced by us and our costs of finding, developing and producing these hydrocarbons. A substantial decline in crude oil prices began in 1997 and continued in 1998, with crude oil prices falling to a 12-year low of US$10.76 per barrel in December 1998. The lower crude oil prices had a significant negative impact on the company's net sales and net income in 1998, although the company still recorded positive income of Rmb 1,549.5 million in that year. As crude oil prices began to recover in April 1999, reaching a peak of US$37.21 per barrel on September 20, 2000, the company recorded significantly higher net income of Rmb 4,111.4 million in 1999 and Rmb 10,296.6 million in 2000. Crude oil prices have declined since then. The decline in crude oil prices, particularly in the second half of 2001, has adversely impacted the company's operating results. The international benchmark crude oil, West Texas Intermediate, was at US$19.84 per barrel as of December 31, 2001 and US$27.28 per barrel as of April 30, 2002.

     Most of our crude oil production is sold in the PRC domestic market to customers affiliated with Sinopec or PetroChina. Most of our natural gas production is sold to Castle Peak Power Company Limited under a long-term take-or-pay contract. Our financial performance also is affected by a number of other variables external to us and the petroleum industry, including political, economic and social conditions in China and foreign currency exchange fluctuations.

     For a further description of these factors and certain other factors affecting our financial performance, see "Item 3--Key Information--Risk Factors."

The Reorganization

     Overview.

     Prior to the October 1999 reorganization of CNOOC, we did not exist as a separate legal entity and our business and operations were conducted by CNOOC and its various affiliates. In connection with the reorganization, CNOOC's oil and gas exploration, development, production and sales business and operations conducted both inside and outside China were transferred to us and our subsidiaries. As CNOOC controlled the business and operations transferred to us before the reorganization and continues to control us after the reorganization, the accompanying consolidated financial statements have been prepared on the basis of a reorganization under common control. Accordingly, the transfer of the business and operations has been accounted for in a manner similar to a pooling of interests. The accompanying consolidated balance sheets have been prepared to present our assets and liabilities as if the reorganization had been completed as of the beginning of the periods presented. The assets acquired by us and the liabilities assumed by us have been stated at historical amounts. The accompanying consolidated statements of income and cash flows include our results of operations and cash flows as if the business and operations had been transferred to us at the beginning of the periods presented. In preparing the consolidated financial statements, those assets, liabilities, revenues and expenses that are clearly applicable to the businesses and operations transferred to us are included in the consolidated financial statements. For those expenses for which the specific identification method was not practical, we allocated the relevant expenses on the basis described in note 2 to the consolidated financial statements. See "Item 7--Major Shareholders and Related Party Transactions" and notes 1 and 2 to the consolidated financial statements.

     Implementation of New Agreements.

     Before the reorganization, certain PRC subsidiaries of CNOOC provided various materials, utilities and ancillary services for CNOOC's exploration and production of crude oil and natural gas. In September of 1999, in connection with our reorganization:

     o we entered into a new materials, utilities and ancillary services supply agreement under which the PRC subsidiaries of CNOOC that had previously provided such services agreed to continue to provide us with various materials, utilities and ancillary services. For the year ended December 31, 2001, our total cost for these materials, utilities and ancillary services was Rmb 1,103.6 million, compared to Rmb 618.1 million and Rmb 1,147.0 million for the years ended December 31, 1999 and 2000, respectively.


     o we and our subsidiaries entered into various lease agreements with other affiliates of CNOOC for various office and residential premises used in our business. Prior to the reorganization, the premises covered under the new lease agreements were owned by CNOOC and depreciated over their respective useful lives. Prior to the reorganization, China Offshore Oil Research Center, a subsidiary of CNOOC, provided general research and development services to CNOOC in connection with CNOOC's oil and gas business.


     o we entered into a new general research and development services agreement with China Offshore Oil Research Center for the provision of general geophysical exploration services, comprehensive exploration research services, information technology services and seismic study. Under this contract, we pay an annual amount of Rmb 110 million to China Offshore Oil Research Center. For the year ended December 31, 2001, our cost for these research and development services was Rmb 109 million, compared to Rmb 115 million and Rmb 104 million for the years ended December 31, 1999 and 2000, respectively. Prior to the reorganization, China Offshore Oil Research Center, a subsidiary of CNOOC, provided general research and development services to CNOOC in connection with CNOOC's oil and gas business.


     Our consolidated financial statements reflect the historical costs of these services prior to the effectiveness of the new agreements described above and the costs governed by these agreements for the periods after our October 1999 reorganization. For a description of these agreements, see "Item 7--Major Shareholders and Related Party Transactions."

     Revaluation of Assets.

     Under our reorganization, our real properties were revalued by an independent appraiser to reflect their fair market value. The revalued assets consist of certain land and properties but do not include our oil and gas properties. The revaluation would not be recorded under U.S. GAAP because real properties are generally required to be stated at their historical cost under U.S. GAAP. Furthermore, the effect on future depreciation expense under Hong Kong GAAP will be excluded from the determination of U.S. GAAP net income.

The Repsol Acquisition

     On January 18, 2002, we, through a wholly owned subsidiary, entered into a share purchase agreement to acquire nine subsidiaries of Repsol YPF, S.A., or the Repsol subsidiaries. The Repsol subsidiaries together hold a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia. The assets to be acquired include a 65.3% interest in the South East Sumatra production sharing contract, a 36.7% interest in the Offshore Northwest Java production sharing contract, a 25.0% interest in the West Madura production sharing contract, a 50.0% interest in the Poleng technical assistance contract and a 16.7% interest in the Blora production sharing contract.

     On April 19, 2002, we announced the completion of the acquisition. The acquisition has effect from January 1, 2002. We expect to pay US$585.0 million and a US$6.86 million final oil price adjustment.

Production Sharing Contracts

     We perform a significant amount of our oil and gas activities through production sharing contracts with international oil and gas companies. Under these production sharing contracts, our foreign partners are required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to a production sharing formula after commercial discoveries are made and production begins. Our production sharing contracts provide us with the option to take a participating interest of up to 51% in properties covered by the production sharing contracts which we may exercise after the foreign partners have made viable commercial discoveries. The foreign partners retain the remaining participating interests. The development and operating costs are funded by us and the foreign partners according to our respective participating interests. Specified amounts of the annual gross production of petroleum from our producing fields subject to production sharing contracts are distributed in the following order:

     o    to the PRC government for the payment of production taxes,

     o    to the PRC government for the payment of royalties,

     o    to the parties to recover operating costs incurred,

     o    to the foreign partner to recover exploration costs,

     o to the parties to recover development costs plus interest according to the parties' respective participating interests, and

     o any remaining oil and gas, which is termed as "remainder oil," is first distributed to the PRC government at a pre-determined ratio, referred to as the government's "share oil," and then distributed to us and the foreign partners based on the respective participating interests.


     Before we exercise our option to take a participating interest of up to 51% in a production sharing contract, we do not account for the exploration costs incurred as these costs were incurred by our foreign partners. After we exercise the option to take a participating interest in a production sharing contract, we account for the oil and gas properties using the "proportional method" under which we recognize our share of development costs, revenues and expenses from such operations based on our participating interest in the production sharing contracts. We do not account for the exploration costs incurred by our foreign partners and their share of development costs and revenues and expenses from such operations. See note 4 to the consolidated financial statements.

     The foreign partners have the right either to take possession of their petroleum for sale in the international market or to sell their petroleum to us for resale in the PRC market. See "Item 4--Information on the Company--Production Sharing Contracts." For the years ended December 31, 1999, 2000 and 2001, certain of these foreign partners elected to sell approximately 78%, 53% and 57%, respectively, of their oil to us for resale in the PRC market. Their remaining portions were sold by them in international markets.

     Our foreign partners have complete discretion over whether they choose to sell their share of oil in China or in other international markets and the amount of their share of oil sold in China. Our decision to purchase our foreign partners' share of oil is based on price negotiations with the applicable foreign partners and is not regulated in any way by the PRC government. The PRC government also does not restrict our foreign partners' ability to sell their share of oil to us. We do not know the specific reasons for the variations in the percentage of our foreign partners' oil sold to us for resale in the PRC as such selling decisions are business decisions made solely by our foreign partners.

     As described above, under our production sharing contracts, production of crude oil and natural gas is allocated among us, our foreign partners and the PRC government according to a formula contained in the contracts. Under this formula, a percentage of production under our production sharing contracts is allocated to the PRC government as its share oil. Share oil is not paid to the government in respect of our independent oil and gas production. Historically, the PRC government allowed CNOOC to retain the share oil as government contributions to its capital. Since our October 1999 reorganization, we have paid the share oil to CNOOC. In the future we may be required by the PRC government to make the share oil payments directly to the government. Accordingly, we have excluded the government's share oil from our net sales in our historical consolidated financial statements. Because our historical consolidated financial statements already exclude the government's share oil from our net sales, we do not expect any future share oil payments to affect our results of operations or operating cash flows differently than the effects reflected in our historical consolidated financial statements. For information regarding the historical amounts of government share oil payable to the government, see note 5 to the consolidated financial statements.

     We have participating interests of less than 100% in our oil and gas properties subject to production sharing contracts. We account for these properties using the "proportional method," in which our proportions, based on our participating interests, of the revenues and expenses from such operations are included in our consolidated statements of income. We have one associated company, Shanghai Petroleum and Natural Gas Company Limited, which owns the Pinghu field, and in which we own a 30% equity interest. Our equity interest in Shanghai Petroleum and Natural Gas Company Limited is accounted for using the equity method, under which our proportionate share of Shanghai Petroleum and Natural Gas Company Limited's net income or loss is included in our consolidated statements of income as share of income or loss of associated company.

     Our cost structures for production sharing contracts and for independent operations are different. The total expenses per unit of production under production sharing contracts are generally higher due to the use of expatriate staff of the foreign partners, administrative and overhead costs that may be allocated by the operators and a higher percentage of capital expenditures and equipment that are imported.

Production from Independent Operations versus Production from Production Sharing Contracts

     Our net production arising from independent operations has increased steadily as compared to our net production arising from production sharing contracts since the beginning of 1997. The percentage of our total net production arising from independent operations was 42.1%, 50.6% and 56.7% for the years ended December 31, 1999, 2000 and 2001, respectively. This trend resulted primarily from our cooperation with foreign partners under production sharing contracts, which provides us with the expertise to exploit our independent operations more efficiently. As we become familiar with our foreign partners' technology and expertise, we are able to conduct independent operations that, in earlier periods, would have required a foreign partner under a production sharing contract to exploit fully. In future periods, we anticipate that this trend will continue. In addition, approximately US$970 million of our US$2.1 billion offshore China development budget through 2003 is planned for the development of independent properties. During the year ended December 31, 2001, 58.8% of our production came from properties operated by us. During the same period, only 41.2% of our production, or an estimated 37.3% of our revenues, came from properties operated by our foreign partners under production sharing contracts. Although we will continue to focus on independent operations, we plan to continue seeking appropriate opportunities to cooperate with foreign partners under production sharing contracts.

     Before we exercise our option to take a participating interest of up to 51% in a production sharing contract, we do not account for the exploration costs incurred as such costs were incurred by our foreign partners. After we exercise the option to take a participating interest in a production sharing contract, we account for the oil and gas properties using the "proportional method" under which we recognize our share of development costs, revenues and expenses from such operations based on our participating interest in the production sharing contracts. We do not account for the exploration costs incurred by our foreign partners and their share of development costs and revenues and expenses from such operations.

Impairment of Property, Plant and Equipment

     We incur charges for impairment of property, plant and equipment when recorded asset values are not expected to be recoverable through future cash flows. The charges are included in our consolidated statements of income under "Other" expenses.

     When assessing impairment of our oil and gas properties, we make the following assumptions and take into account the following factors to arrive at our estimated total cash flows:

     o We assume that production rates will remain constant for our producing wells unless and until we anticipate a decline in production ability. For this purpose, we consider only proved reserves.

     o We use test data and other related information to estimate the anticipated initial production rates for fields that are not currently producing. We then assume that these initial production rates will remain constant in the future. For proved reserves not yet on production, sales are estimated to commence at an anticipated date.

     o When we anticipate a decline in production ability for a field, we apply an estimated rate of decline for the depletion of the reserves at that field. We then apply this estimated rate of decline as the basis for estimating future production rates.

     o We assume that our prices for our oil and gas at December 31, 2001 will remain constant, except for known and determinable escalations, for purposes of our discounted cash flow calculation. For our year end data in our historical financial statements, we used the prevailing prices at December 31 of the applicable year.

     During the years ended December 31, 1999, 2000 and 2001, we did not have any forward sales. During the years ended December 31, 1999 and 2000, we did not incur any impairment charges. See note 3(s) to the consolidated financial statements. During the year 2001, we incurred an impairment charge of Rmb 99.7 million.

Dismantlement and Site Restoration Allowance

     We estimate future dismantlement and site restoration costs for our oil and gas properties and accrue the costs over the economic lives of the assets using the unit-of-production method. The dismantlement and site restoration allowance for the years ended December 31, 1999, 2000 and 2001 was Rmb 177.1 million, Rmb 103.6 million and Rmb 90.4 million, respectively. The accrued liability is reflected in the company's consolidated balance sheet under "dismantlement and site restoration allowance." See note 22 to the consolidated financial statements.

Production Imbalance

     We account for oil overlifts and underlifts using the entitlement method, under which overlifts are recorded as liabilities and underlifts are recorded as assets. An overlift occurs when we sell more than our percentage interest of oil from a property subject to a production sharing contract. An underlift occurs when we sell less than our participating interest of oil from a property under a production sharing contract.

     During the historical periods presented in our consolidated financial statements, we had no gas imbalances. We believe the production imbalance has no significant effects on our operations, liquidity or capital resources.

Allowances for Doubtful Accounts

     We evaluate our accounts receivable by considering the financial condition of our customers, their past payment history and credit standing and other specific factors, including whether the accounts receivable in question are under dispute. We make provisions for accounts receivable when they are overdue for six months and we are concerned about their collectibility, following an assessment using the above criteria. For the years ended December 31, 1999, 2000 and 2001, allowances for doubtful accounts were not material as compared to total operating expenses and did not have a material effect on our results of operations or financial condition.

Results of Operations

Overview

     The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:



                                                                             Year Ended December 31,
                                                                             -----------------------
                                                                   1999               2000               2001
                                                                   ----               ----               ----

Revenues:
                                                     (Rmb in millions, except percentages and production data)
    Oil and gas sales:
        Crude oil...............................                9,883    64.5%    17,189     71.0%   15,916     76.4%
        Natural gas.............................                1,515     9.9%     1,630      6.7%    1,645      7.9%
                                                               ------   ------    ------    ------   ------    ------
            Total oil and gas sales.............               11,398    74.4%    18,819     77.7%   17,561     84.3%
    Marketing revenues..........................                3,805    24.9%     5,126     21.2%    2,537     12.2%
    Other income................................                  108     0.7%       279      1.1%      722      3.5%
                                                               ------   ------    ------    ------   ------    ------
            Total revenues......................               15,311   100.0%    24,224    100.0%   20,820    100.0%
                                                               ======   =======   =======   ======   ======    ======
Net production (million BOE):
        Crude oil...............................                 63.8    83.7%      75.5     86.2%     83.5     87.5%
        Natural gas.............................                 12.4    16.3%      12.1     13.8%     11.9     12.5%
                                                               ------   ------    ------    ------   ------    ------
            Total net production................                 76.2   100.0%      87.6    100.0%     95.4    100.0%
                                                               ======   ======    ======    ======   ======    ======

     The following table summarizes our oil and gas sales and net production by production sharing contracts and independent operations for the periods indicated:


                                                                             Year ended December 31,
                                                                             -----------------------
                                                                    1999               2000              2001
                                                                    ----               ----              ----

                                                            (Rmb in millions, except percentages and production data)
    Oil and gas sales:
        Production sharing contracts................            6,809    59.7%     9,536     50.7%    7,716     43.9%
        Independent operations......................            4,589    40.3%     9,283     49.3%    9.845     56.1%
                                                               ------   ------    ------    ------   ------    ------
            Total oil and gas sales.................           11,398   100.0%    18,819    100.0%   17,561    100.0%
                                                               ======   ======    ======    ======   ======    ======
Net production (million BOE):
        Production sharing contracts................             44.1    57.9%      43.3     49.4%     40.2     42.1%
        Independent operations......................             32.1    42.1%      44.3     50.6%     55.2     57.9%
                                                               ------   ------    ------    ------   ------    ------
            Total net production....................             76.2   100.0%      87.6    100.0%     95.4    100.0%
                                                               ======   ======    ======    ======   ======    ======


     For further information regarding the amounts of our revenues, assets and certain other financial items that are allocable to our production sharing contracts versus our independent operations, see note 32 to the consolidated financial statements.

     The following table sets forth, for the periods indicated, certain income and expense items in our consolidated income statements as percentages of total revenues:



                                                                               Year ended December 31,
                                                                               1999       2000      2001
                                                                               ----       ----      ----
Revenues:
     Oil and gas sales..................................................        74.4%     77.7%     84.3%
     Marketing revenues.................................................        24.9      21.2      12.2
     Other income.......................................................         0.7       1.1       3.5
                                                                               ------    ------    ------
          Total revenues................................................       100.0%    100.0%    100.0%
                                                                               ======    ======    ======
Expenses:
     Operating expenses.................................................       (12.1)%    (8.8)%   (11.2%)
     Production taxes...................................................        (3.8)     (4.3)     (4.2)
     Exploration costs..................................................        (1.6)     (2.3)     (5.0)
     Depreciation, depletion and amortization...........................       (15.5)    (10.6)    (12.3)
     Dismantlement and site restoration allowance.......................        (1.2)     (0.4)     (0.4)
     Impairment losses related to property, plant and equipment.........         --        --       (0.5)
     Crude oil and product purchases....................................       (24.4)    (21.0)    (11.8)
     Selling and administrative expenses................................        (3.4)     (1.9)     (3.0)
     Interest, net......................................................        (3.7)     (1.0)      1.0
     Exchange (loss) gain, net..........................................        (2.8)      1.6       1.1
     Other.                                                                      --       (0.9)     (2.5)
                                                                               ------    ------    ------
          Total expenses................................................       (68.5)%   (49.6)%   (48.8%)
                                                                               ------    ------    ------
Share of profit of an associated company................................         0.1       0.9       0.4
                                                                               ------    ------    ------
Investment income.......................................................         --         --       1.1
                                                                               ------    ------    ------

Non-operating (loss) profit, net........................................         --       (0.8)      0.2
Income before tax.......................................................        31.6      50.5      52.9
Provision for taxation..................................................        (4.7)     (8.0)    (14.6)
                                                                               ------    ------    ------
Net income   ...........................................................        26.9%     42.5%     38.3%
                                                                               ======    ======    ======

Calculation of Revenues

     In our consolidated financial statements, we report total revenues, which consist of oil and gas sales, marketing revenues and other income. Oil and gas sales represent gross oil and gas sales less royalties and share oil payable to the PRC government. Marketing revenues represent our sales of oil and gas that were produced under our production sharing contracts and purchased by us from the foreign partners under such contracts as well as revenues from the trading activities of our wholly owned Singapore subsidiary. These amounts are calculated as follows:

     o gross oil and gas sales consist of our percentage interest in total oil and gas sales, comprised of a 100% interest in our independent oil and gas properties and of our participating interest in the properties covered under our production sharing contracts, less an adjustment for production allocable to foreign partners under our production sharing contracts as reimbursement for exploration expenses attributable to our participating interest,

     o royalties represent royalties we pay to the PRC government on production with respect to each of our oil and gas fields. The amount of the royalties is a varying percentage from 0% up to 12.5% based on the annual production of the relevant property. We pay royalties on oil and gas we produce independently and under production sharing contracts,

     o government share oil, which is only paid on oil and gas produced under production sharing contracts, is calculated as described under "--Overview--Production Sharing Contracts,"

     o marketing revenues represent our sales of our foreign partners' oil and gas produced under our production sharing contracts and purchased by us from our foreign partners under such contracts as well as revenues from the trading of oil and gas purchased from international oil and gas companies through our wholly owned Singapore subsidiary. Our cost of purchasing oil and gas from our foreign partners and from international oil and gas companies is included as an expense in the income statement in our consolidated financial statements. Our foreign partners have the right to either take possession of their oil and gas for sale in the international market or to sell their oil and gas to us for resale in the PRC market,

     o our share of the oil and gas sales of our associated company is not included in our revenues, but our share of the profit or loss of our associated company is included in our consolidated statements of income under "share of (loss) income of associated company,"

     o we pay production taxes to the PRC government that are equal to 5% of oil and gas produced independently and under production sharing contracts. Until May 1, 2001, we paid an additional 0.5% local surcharge on the oil and gas produced independently. This surcharge no longer exists. Our oil and gas sales are not reduced by production taxes. Production taxes are included in our expenses under "production taxes;" and

     o other income mainly represents project management fees charged to our foreign partners and handling fees charged to end customers, which are recognized when the services are rendered.

     The following table sets forth, for the periods indicated, oil and gas sales, royalties and government share oil in our consolidated financial statements as percentages of gross sales. See note 5 to the consolidated financial statements.

                                              Year ended December 31,
                                             1999      2000       2001
                                             ----      ----       ----

      Oil and gas sales.................     89.9%      86.5%      89.3%
      Royalties.........................      0.8        1.0        1.4
      Government share..................      9.3       12.5        9.3
                                            ------     -----      ------
      Gross sales.......................    100.0%     100.0%     100.0%


2001 versus 2000

     We had consolidated net income of Rmb 7,957.6 million (US$961.5 million) in 2001, a decrease of Rmb 2,339.0 million (US$282.6 million), or 22.7 %, from Rmb 10,296.6 million in 2000. The decrease primarily reflected drops in global crude oil prices and the change in the enterprise income tax rate. The preferential enterprise income tax rate enjoyed by our PRC subsidiary ceased to apply after 2000 and the applicable enterprise income tax rate was adjusted from the 15% preferential rate to the normal rate of 30% with effect from the year 2001.

     Oil and gas sales for the year 2001 were Rmb 17,560.8 million (US$2,121.7 million), a decrease of Rmb 1,258.5 million (US$152.1 million), or 6.7%, from Rmb 18,819.3 million in 2000. Due to lower oil prices, our oil and gas sales from properties already operating prior to 2001 decreased approximately Rmb 3,351.0 million (US$ 404.9 million), which was partially offset by approximately Rmb 2,093.0 million (US$ 252.9 million) in additional sales brought on by the commencement of operations at new oil and gas properties in 2001. Our average net realized crude oil price was US$23.34 per barrel in 2001, a decrease of US$4.87, or 17.3%, from US$28.21 per barrel in 2000, due to decreases in international oil prices. Our average net realized natural gas price was US$3.08 per thousand cubic feet in 2001, essentially unchanged from US$3.09 per thousand cubic feet in 2000. Our natural gas prices are determined by negotiations between us and the buyers based on market conditions, typically with provisions for annual resets and adjustments which depend on a basket of crude oil prices, inflation and various other factors. Our net crude oil and condensate production in 2001 averaged approximately 228,874 barrels per day, an increase of 22,572 barrels, or 10.9% compared to 206,347 barrels per day in 2000. The increase in production primarily resulted from the commencement of production at new oil properties during 2001, including Suizhong 36-1 (phase II), Qikou 17-2 and Qinghuangdao 32-6. Our net natural gas production in 2001 averaged 195.0 million cubic feet per day, a decrease of approximately 2.9 million cubic feet, or 1.5%, from 197.9 million cubic feet per day in 2000. This decrease was primarily due to the increased thermal capacity of natural gas produced at Yacheng 13-1, which caused lower consumption of such natural gas by the contract user of Yacheng 13-1.

     Other income, consisting primarily of project management fees and handling fees, was Rmb 721.7 million (US$87.2 million) in 2001, an increase of Rmb 443.1 million, or 159.0%, compared to Rmb 278.6 million in 2000. The increase in other income primarily resulted from increases in project management fees and handling fees for production sharing contract blocks.

     Operating expenses for the year 2001 were Rmb 2,329.1 million (US$281.4 million), an increase of Rmb 205.0 million (US$24.8 million), or 9.7%, from Rmb 2,124.1 million in 2000, primarily due to increased costs associated with the commencement of productions at new oil and gas properties. On a unit of production basis, our operating expenses in the year 2001 was Rmb 24.9 (US$3.01) per BOE, compared to Rmb 24.8 (US$2.99) per BOE in 2000.

     Production taxes for the year 2001 were Rmb 883.8 million (US$106.8 million), a decrease of Rmb 152.9 million (US$18.5 million), or 14.7%, from Rmb 1,036.7 million in 2000, The decrease was primarily due to lower sales revenue caused by significant drops in oil prices.

     Exploration costs for the year 2001 were Rmb 1,039.3 million (US$125.6 million), an increase of Rmb 486.4 million (US$58.8 million), or 88.0%, from Rmb 552.9 million in 2000 primarily due to the higher investment in significantly increasing exploration work in 2001 and the writing-off of expenses associated with exploration work on wells for uncertain reserves in earlier years. Our exploration costs relate principally to our independent exploration activities, as exploration costs under our production sharing contracts are funded by our foreign partners. Because we use the successful efforts method of accounting, our exploration costs do not include the costs of drilling and equipping successful wells. These amounts are capitalized and amortized on a unit of production basis. See note 3(f)(i) to the consolidated financial statements.

     Depreciation, depletion and amortization expense for the year 2001 was Rmb 2,566.9 million (US$310.1 million), a decrease of Rmb 11.0 million (US$1.4 million), or 0.4%, from Rmb 2,577.9 million in 2000. On a unit of production basis, depreciation, depletion and amortization expense for the year 2001 was Rmb 27.5 (US$3.32) per BOE, a decrease of Rmb 2.5 (US$0.30), or 8.3%, compared to Rmb 30.0 (US$3.63) per BOE in 2000. The primary reason for the decrease was that the increase in proven reserves in certain high-production oil & gas fields resulted in a decrease in the unit depreciation, depletion and amortization cost of those fields, thereby leading to the decrease in our total depreciation, depletion and amortization cost.

     Dismantlement and site restoration allowance for the year 2001 was Rmb
90.4 million (US$10.9 million), a decrease of Rmb 13.2 million (US$1.6 million), or 12.7%, from Rmb 103.6 million in 2000. The decrease was due to full provision of the allowance for certain mature fields in earlier years.

     Impairment losses related to oil and gas assets were Rmb 99.7 million (US$12.0 million), which reflected the estimated impairment resulting from two oil fields not being expected to fully recover their net book values through future cash flows.

     Marketing revenues for the year 2001 were Rmb 2,537.0 million (US$306.5 million), a decrease of Rmb 2,589.0 million (US$312.8 million), or 50.5%, from Rmb 5,126.0 million (US$619.3 million) in 2000.

     Crude oil and product purchases for the year 2001 were Rmb 2,453.3 million (US$296.4 million), a decrease of Rmb 2,644.5 million (US$319.5 million), or 51.9%, from Rmb 5,097.8 million in 2000. We handle crude oil sales in China for our foreign partners. Upon their request, we purchase their share of crude oil for resale in China, since we are one of the only three companies authorized to market and sell crude oil in the PRC. We do not have control over our foreign partners' decisions regarding the sale of their share of production, and therefore have no control over the volume that we may be asked to handle in any particular period.

     Selling and administrative expenses for the year 2001 were Rmb 615.4 million (US$74.4 million), an increase of Rmb 159.4 million (US$19.3 million), or 35.0%, from Rmb 456.0 million (US$55.1 million) in 2000. On a unit of production basis, selling and administrative expenses were Rmb 6.6 (US$0.80) per BOE in 2001, an increase of Rmb 1.3 (US$0.16), or 25% from Rmb 5.3 (US$0.64) per BOE in 2000. The relative increase resulted from a combination of the following factors: in 2000, selling and administrative expenses were lower in part due to the recovery of Rmb 57.7 million (US$7.0 million) in doubtful accounts; in 2001, we made a Rmb 40.0 million provision for staff and workers bonus and welfare funds in accordance with a resolution of our board of directors, there was an increase of salary and staff benefits as a result of employee compensation reform; and there was also an increase of public facilities, office administrative, telecommunication and travelling expenses as a result of greater business volumes and higher office rents.

     We realized a net interest income of Rmb 201.1 million (US$24.3 million) for the year 2001, an increase of Rmb 439.5 million (US$53.1 million), or 184.4%, from a net interest expense of Rmb 238.4 million (US$28.8 million) in 2000. This increase was due to an increase in interest income resulting from significantly higher cash balances after our initial public offering in 2001 and lower interest expenses resulting from lower outstanding balances in respect of long-term indebtedness.

     We experienced an exchange gain of Rmb 235.4 million (US$28.4 million) for the year 2001, a decrease of Rmb 145.9 million (US$17.6 million) compared to Rmb 381.3 million (US$46.1 million) in 2000. The exchange gain or loss in each period mainly represents foreign exchange gains or losses on our Japanese yen denominated debt resulting from the depreciation or appreciation of Japanese yen against Renminbi.

     Other expenses for the year 2001 were Rmb 517.9 million (US$62.6 million), an increase of Rmb 300.3 million (US$36.3 million) from Rmb 217.6 million (US$26.3 million) in 2000, primarily due to the increase in expenses related to project management for production sharing contracts and the provision of services for areas covered by production sharing contracts.

     Investment income for 2001 was Rmb 220.7 million (US$26.7 million), which represented the income generated from investing the unused net proceeds from our initial public offering in low risk short term money market funds.

     Share of profit of associated company for the year 2001 was Rmb 90.0 million (US$10.9 million), a decrease of Rmb 128.3 million (US$15.5 million), or 58.8%, compared to a gain of Rmb 218.3 million (US$26.4 million) in 2000. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited. This company experienced a decrease in profit in 2001 as compared to 2000 primarily due to an increase in its exploration costs and an increase in its amortization cost resulting from lower exploitable reserves, as well as a decline in 2001 in the realized price of its condensate.

     Non-operating profit for the year 2001 was Rmb 34.9 million (US$4.2 million), an increase of Rmb 230.9 million (US$27.9 million) from a non-operating loss of Rmb 196.0 million in 2000, primarily due to the losses incurred in the disposal of certain assets in 2000.

     Provision for taxation for the year 2001 was Rmb 3,048.2 million (US$368.3 million), an increase of Rmb 1,122.1 million (US$135.6 million), or 58.3%, from Rmb 1,926.1 million (US$232.7 million) in 2000. The primary reason for the increase was that the period for which our PRC subsidiary enjoyed preferential enterprise income tax treatment expired after 2000 and the applicable enterprise income tax rate for our PRC subsidiary was adjusted from 15% to the normal rate of 30% with effect from 2001.

2000 versus 1999

     We had consolidated net income of Rmb 10,296.6 million (US$1,243.6 million) in 2000, an increase of Rmb 6,185.2million (US$747.1million), or
150.4 %, from Rmb 4,111.4 million in 1999. The increase primarily reflected increased oil prices, increased oil production volumes, continuing cost control measures and exchange gains on foreign currency denominated loans.

     Oil and gas sales for the year 2000 were Rmb 18,819.3 million (US$2,272.9million), an increase of Rmb 7,421.4 million (US$896.3 million), or 65.1%, from Rmb 11,397.9 million in 1999, primarily due to increased oil prices and increased oil production volumes. Our average net realized crude oil price was US$28.21 per barrel in 2000, an increase of US$9.3, or 49.2%, from US$18.91 per barrel in 1999, due to the increase in international oil prices. Our average net realized natural gas price was US$3.09 per thousand cubic feet in 2000, an increase of US$0.21, or 7.3%, from US$2.88 per thousand cubic feet in 1999. Our natural gas prices are determined by negotiations between us and the buyers based on market conditions, typically with provisions for annual resets and adjustments which depend on a basket of crude oil prices, inflation and various other factors. This increase in gas prices resulted primarily from increased production at fields servicing customers buying our gas under higher priced contracts. Our net crude oil production in 2000 averaged 206,347barrels per day, an increase of 31,597 barrels, or 18%, compared to 174,750 barrels per day in 1999. Our net natural gas production in 2000 averaged 198 million cubic feet, per day, a decrease of approximately 6.4 million cubic feet, or 3%, from 204.4 million cubic feet per day in 1999. Our net crude oil production increase primarily resulted from new production including from fields Weizhou 12-1, Jinzhou 9-3, Qikou 17-2 and Huizhou 26-1N, and a reduction in production under production sharing contracts allocated to reimbursement of exploration expenses of foreign partners in the Huizhou and Xijiang oil fields, the effects of which were partially offset by declines in production in some mature fields, including Lufeng 13-1, and shutdowns for repair and maintenance at Lufeng 22-1. Our net production from independently owned and operated fields in 2000 averaged 122,120 BOE per day, an increase of 34,120 BOE, or 39%, compared to 88,000 BOE per day in 1999. Our net production from fields covered by production sharing contracts in 2000 averaged 117,218 BOE per day, an decrease of 3,592 BOE, or 3 %, compared to 120,810 BOE per day in 1999.

     Other income, consisting primarily of project management fees and handling fees, was Rmb 278.6 million (US$33.6 million) in 2000, an increase of Rmb 170.3 million, or 157.2%, compared to Rmb 108.3 million in 1999. The increase in other income primarily resulted from income we received from contracts with our foreign partners under which we facilitate the provision of construction services for the foreign partners' facilities offshore China.

     Operating expenses for the year 2000 were Rmb 2,124.1 million (US$256.5million), an increase of Rmb 268.8 million (US$32.5 million), or 14.5%, from Rmb 1,855.3 million in 1999, primarily due to increase of new oil and gas properties commenced production in 2000 and prices of fuel, rental and services as well as increased well operating costs attributable to older crude oil producing properties. On a unit of production basis, our operating expenses increased in the year 2000 was Rmb 24.8 (US$2.99) per BOE maintaining the same level as of 1999. On a unit of production basis, operating expenses arising from independently owned and operated fields for the year 2000 were Rmb 21.3 (US$2.6) per BOE, an increase of Rmb 3.7 (US$0.45) per BOE, or 21%, compared to Rmb 17.6 in 1999. On a unit of production basis, operating expenses arising from fields covered by production sharing contracts for the year 2000 were Rmb 28.1 (US$3.4) per BOE, a decrease of Rmb 1.7(US$0.21) per BOE, or 5.7% compared to Rmb 29.9 in 1999

     Production taxes for the year 2000 were Rmb 1,036.7 million (US$125.2 million), an increase of Rmb 457.8 million (US$55.3 million), or 79.1%, from Rmb 578.9 million in 1999, due to the increase in crude oil prices and crude oil production.

     Exploration costs for the year 2000 were Rmb 552.9 million (US$66.8 million), an increase of Rmb 306.5 million (US$37.0 million), or 124.4%, from Rmb 246.4 million in 1999. Our exploration costs relate principally to our independent exploration activities, as exploration costs under our production sharing contracts are funded by our foreign partners. These costs in year 2000 consisted principally of dry hole costs and also geology and geophysical costs, which increased compared to the year 1999 due to a lower drilling success rate and higher exploration budget. Because we use the successful efforts method of accounting, our exploration costs do not include the costs of drilling and equipping successful wells. These amounts are capitalized and amortized on a unit of production basis.

     Depreciation, depletion and amortization expense for the year 2000 was Rmb 2577.9 million (US$311.3 million), an increase of Rmb 204.5 million (US$24.7 million), or 8.6%, from Rmb 2,373.4 million in 1999, primarily due to the growth in crude oil production. Depreciation, depletion and amortization expense per BOE was Rmb 30.0(US$3.63) a decrease of 3.5% from Rmb 31.8 per BOE in 1999. On a unit of production basis, depreciation, depletion and amortization expense arising from independently owned and operated fields for the year 2000 was Rmb 33.7(US$4.07), an increase of Rmb 7.3 (US$0.88), or 28%, compared to Rmb 26.4 in 1999. On a unit of production basis, depreciation, depletion and amortization expense arising from fields covered by production sharing contracts for the year 2000 was Rmb 26.4 (US$3.18), a decrease of Rmb
9.6 (US$1.16), or 27.0%, compared to Rmb 35.5 in 1999.

     Dismantlement and site restoration allowance for the year 2000 was Rmb
103.6 million (US$12.5 million), a decrease of Rmb 73.5 million (US$8.9 million), or 41.5%, from Rmb 177.1 million in 1999, due to full provision of a number of old fields in early years.

     Crude oil and product purchases for the year 2000 were Rmb 5,097.8 million (US$615.7 million), an increase of Rmb 1,361.1 million (US$164.4 million), or 36.4%, from Rmb 3,736.7 million in 1999. We handle crude oil sales in China for our foreign partners. Upon their request, we purchase their share of crude oil for resale in China, since we are the only company authorized to market and resell our foreign partners' crude oil in the PRC. We do not have control over our foreign partners' decisions regarding the sale of their share of production, and therefore have no control over the volume that we may be asked to handle in any particular period.

     Selling and administrative expenses for the year 2000 were Rmb 456.0million (US$55.1million), a decrease of Rmb 60.5 million (US$7.3 million), or 11.7%, from Rmb 516.5 million in 1999. On a unit of production basis, selling and administrative expenses were Rmb 5.3 (US$0.64) per BOE, a decrease of 23.2% from Rmb 6.9 (US$0.83) per BOE in 1999. This decrease resulted primarily from increase of write-back of doubtful accounts. For additional information regarding our selling and administrative expenses, see note 8 to the consolidated financial statements.

     Net interest expense for the year 2000 was Rmb 238.4 million (US$28.8 million), a decrease of Rmb 329.6 million, or 58.0%, from Rmb 568.0 million in 1999. This decrease primarily resulted from the increase in interest income due to higher cash balances and lower interest expenses resulting from lower outstanding debts. See note 9 to the consolidated financial statements.

     We experienced an exchange gain of Rmb 381.3 million (US$46.1 million) for the year 2000, compared to a loss of Rmb 432.0 million in 1999. The foreign exchange gain in 2000 primarily represented exchange gains on our Japanese yen-denominated loans. The foreign exchange loss in 1999 primarily represented exchange losses on our Japanese yen-denominated loans.

     Other expenses for the year 2000 were Rmb 217.6 million (US$26.3 million), an increase of Rmb 212.2 million from Rmb 5.4 million in 1999, due to the increase of expenses related to project management and construction services for the foreign partner's activities in offshore China, and disposal of useless materials.

     Share of income of associated company for the year 2000 was Rmb 218.3 million (US$26.4 million), an increase of Rmb 204.7 million (US$24.7 million), or 1,539%, compared to a gain of Rmb 13.3 million in 1999. The increase resulted from our 30% share of increased earnings generated by Shanghai Petroleum and Natural Gas Company Limited, which increase resulted from the commencement of commercial natural gas production at the Pinghu field in May 1999. We have a 30% equity interest in Shanghai Petroleum and Natural Gas Company Limited.

     Non-operating loss for the year 2000 was Rmb 196.0 million (US$23.7 million), an increase of Rmb 195.1 million (US$23.7million) from non-operating profit of Rmb 0.9 million in 1999, primarily due to losses from our disposal of unnecessary equipment.

     Provision for taxation for the year 2000 was Rmb 1,926 million (US$232.6 million), an increase of Rmb 1204.2 million (US$145.4 million), or 116.8%, from Rmb 721.9 million in 1999, primarily due to an increase in taxable income. In both periods, our provision for taxation reflected a 50% reduction in PRC enterprise income taxes, which reduction expired on December 31, 2000. Accordingly, our future PRC enterprise income tax rate will be higher than the rate reflected in our historical financial statements included in this annual report.

B.   LIQUIDITY AND CAPITAL RESOURCES


     The following table summarizes cash flows for the periods presented:


                                                                                  Year ended December 31,
                                                                                  -----------------------
                                                                              1999         2000          2001
                                                                              ----         -----         ----

                                                                                      (Rmb in millions)
Cash provided by (used for):
     Operating activities...............................................       8,171.8     14,429.7      14,025.0
     Returns on investments and servicing
        of finance......................................................        (651.1)    (4,391.4)     (3,922.6)
     Taxation...........................................................        (197.5)      (880.1)     (2,611.5)
     Investing activities...............................................      (4,442.1)    (7,860.6)    (11,366.4)
     Financing activities...............................................      (2,428.1)       620.1       7,472.6
                                                                              ---------    ---------    ----------
Net increase in cash and cash equivalents...............................         453.0      1,917.7       3,597.1


Cash Provided by Operations

     Cash provided by operations in 2001 decreased Rmb 404.7 million
(US$48.9 million), or 2.8%, to Rmb 14,025.0 million (US$1,694.5 million), from Rmb 14,429.7 million (US$1,743.4 million) in 2000. The decrease resulted from a decrease in profit before tax of Rmb 1,216.8 million (US$147.0 million), a decrease in net interest expenses of Rmb 439.5 million (US$53.1 million) and an increase in short-term investment gains of Rmb 220.7 million (US$26.7 million). The decrease in cash flow was partly offset by a non-cash write off of exploration dry hole expenses and disposal of fixed assets of Rmb 456.8 (US$55.2 million), non-cash impairment losses related to oil and gas assets of Rmb 99.7 million (US$12.0 million), a decrease in share of profit of an associated company of Rmb 128.3 million (US$15.5 million) and a decrease in unrealized foreign exchange gain of Rmb 62.9 million (US$7.6 million).

     In addition, our operating cash flow was favorably affected by a net decrease in working capital. The decrease in working capital resulted from an increase of Rmb 267.7 million (US$32.3 million) in accounts payable and accrued liabilities and a decrease of Rmb 314.9 million (US$38.0 million) in accounts receivable and other current assets.

     We had a working capital surplus of Rmb 15,638.5 million (US$1,889.5 million) in 2001, an increase of Rmb 14,934.3 million (US$1,804.4 million), compared to Rmb 704.2 million (US$85.1 million) in 2000 and a working capital deficit of Rmb 4,189.7 million in 1999. The increase mainly resulted from proceeds of Rmb 10,101.6 million (US$1,220.5 million) received from our initial public offering in February 2001, a decrease of Rmb 3,397.3 million (US$410.5 million) in dividends payable and a decrease of Rmb 1,657.0 million (US$200.2 million) in retirement funds payable to our parent company. This increase was partially offset by an increase of Rmb 404.8 million (US$48.9 million) in accounts payable and accrued liabilities, an increase of Rmb 234.3 million (US$28.3 million) in current portion of long term bank loans and a decrease of Rmb 274.5 million (US$33.2 million) in accounts receivable and other receivable amounts.

     Cash provided by operations in 2000 increased Rmb 6,257.9 million (US$756.1 million), or 76.6%, to Rmb 14,429.7 million (US$1,743.4 million), from Rmb 8,171.8 million (US$987.3 million) in 1999. The increase resulted primarily from an increase in income before tax of Rmb 7,389.3 million (US$892.8 million), an increase of unrealized exchange gain of Rmb 726.7 million (US$87.8 million), and an increase of depreciation, depletion and amortization of expense of Rmb 204.5 million (US$24.7 million) which was offset by a decrease in dismantlement and site restoration allowance of Rmb
73.5 million, and an increase in unreceived share of income of associated company of Rmb 205.0 million.

     In addition, operating cash flow in 2000 was adversely affected by a net increase in working capital of Rmb 326.4 million (US$39.4 million). The increase in working capital resulted from a decrease in accounts payable and accrued liabilities of Rmb 1,433.9 million, and an increase in other current assets of Rmb 39.4 million, which was partially offset by a decrease in accounts receivable of Rmb 1,146.6 million.

     The increase of Rmb 4,893.9 million in net working capital from December 31, 1999 to December 31, 2000 mainly resulted from Rmb 3,769.7 million received from the issuance of new shares in 2000 through private placements and a decrease in short-term bank loans and current portion of long term bank loans of Rmb 2,071.8 million, as well as a decrease of accounts payable and accrued liabilities of Rmb 1,460.3 million. This was partially offset by a decrease in accounts receivable of Rmb 1,089.0 million and an increase in dividends payable of Rmb 2,532.0 million and taxes payable of Rmb 767.1 million.

     Cash provided by operations in 1999 increased Rmb 3,578.9 million (US$432.4 million), or 77.9%, to Rmb 8,171.8 million (US$987.3 million), from Rmb 4,592.9 million in 1998. The increase resulted primarily from an increase in income before tax of Rmb 2,989.5 million and an increase in depreciation, depletion and amortization expense of Rmb 419.0 million which was offset in part by a decrease in net foreign exchange loss of Rmb 59.9 million, and a decrease in dismantlement and site restoration allowance of Rmb 10.3 million.

     In addition, operating cash flow in 1999 was adversely affected by a net increase in working capital of Rmb 163.9 million. The increase in working capital resulted from an increase in current assets, including increases in accounts receivable of Rmb 1,928.5 million, increases in inventories and supplies of Rmb 124.7 million and increases in other current assets of Rmb 1.8 million, which were offset in part by an increase in accounts payable and accruals of Rmb 1,583.7 million and increases in other taxes payable of Rmb
307.3 million.

Capital Expenditures and Investments

     In line with our use of the successful efforts method of accounting, total capital expenditures and investments exclude expenditures associated with unsuccessful exploration and expenditures for disposed oil fields. Our total capital expenditures were Rmb 4,342.6 million (US$524.7 million) in 2001, a decrease of Rmb 61.4 million (US$7.4 million), or 1.4%, from Rmb 4,404 million (US$532.1 million) in 2000. The capital expenditures in 2001 included Rmb 311.5 million (US$37.6 million) for capitalized exploration activities and Rmb 4,013.1 million (US$484.9 million) for development activities. Our development expenditures in 2001 related principally to the development of Suizhong 36-1 (Phase II) and Qinhuangdao 32-6 in Bohai Bay and Wenchang 13-1, Wenchang 13-2 and Dongfang 1-1 in Western South China Sea.

     Our total capital expenditures were Rmb 4,404 million (US$532.1 million) in 2000, an increase of Rmb 334.3 million (US$40.4 million), or 8.2%, from Rmb 4,069.7 million (US$491.5 million) in 1999. Our capital expenditures in 2000 included Rmb 57.0 million for capitalized exploration activities and Rmb 4,176.3 million for development activities. Our 2000 development expenditures related principally to the development of fields including Suizhong 36-1 (Phase II), Qinhuangdao 32-6, Wenchang 13-1/13-2 and Qikou 17-2.

     Our total capital expenditures and investments were Rmb 4,069.7 million (US$491.5 million) in 1999, an increase of Rmb 493.8 million (US$59.6 million), or 13.8%, from Rmb 3,575.9 million in 1998. Our capital expenditures in 1999 consisted of Rmb 205.2 million for exploration activities and Rmb 3,822.0 million for development activities. Our 1999 development expenditures related principally to the development of the second phase of the Suizhong 36-1 field, as well as the development of the Jinzhou 9-3, Weizhou 12-1, Weizhou 11-4 East and Qinhuangdao 32-6 fields.

     Our budgeted total capital expenditures for general exploration and development activities for the two-year period from 2002 through 2003, including expenditures for the Repsol acquisition (See "--The Repsol Acquisition"), is approximately US$3.2 billion, of which approximately US$400 million is budgeted for general exploration activities offshore China, approximately US$2.1 billion is budgeted for development activities offshore China, approximately US$50 million is budgeted for development activities overseas and approximately US$600 million is budgeted for the Repsol acquisition.

     The following table sets forth, for our key operating areas in the years indicated, our budgeted capital expenditures for 2002 and 2003:

                                                                              Year ended
                                                                              -----------
                                                                              December 31,
                                                                              ------------
                                                                             2002      2003
                                                                             ----      ----
                                                                              (US$ millions)
Operating Area:
     Bohai Bay
         Development.......................................................    373       913
         Exploration.......................................................     44        20
     Western South China Sea:
         Development.......................................................    218       193
         Exploration.......................................................    112        96
     East China Sea:
         Development.......................................................     25       123
         Exploration.......................................................     27        60
     East South China Sea:
         Development.......................................................    133       146
         Exploration.......................................................     36        24
     Overseas:
         Development.......................................................     50        --
         Acquisition.......................................................    600        --
Total....................................................................... 1,618     1,575


     In addition to the budgeted development and exploration expenditures relating to the oil and gas properties described above, we may make additional capital expenditures and investments in these periods consistent with our business strategy, including our natural gas strategy. For example, the above budgeted amounts do not include any investments we may make in the liquefied natural gas project located in Guangdong Province, other natural gas projects and overseas natural gas properties. See "Item 4--Information on the Company--Business Overview--Business Strategy."

     Our ability to maintain and grow our revenues, net income and cash flows depends upon continued capital spending. We adjust our capital expenditure and investment budget on an annual basis. Our capital expenditure plans are subject to a number of risks, contingencies and other factors, some of which are beyond our control. Therefore actual future capital expenditures and investments will likely be different from our current planned amounts, and such differences may be significant. See "Item 3--Key Information--Risk Factors."

Financing Activities

     We had net cash inflows from financing activities of Rmb 7,472.6 million (US$902.9 million) in 2001. Net cash flows from financing activities in 2001 resulted primarily from Rmb 10,101.6 million (US$1,220.5 million) in proceeds from our initial public offering, including the exercise of the related over-allotment option, in early 2001 and short-term bank loans of Rmb 2,500 million (US$302.1 million), offset in part by cash outflows of Rmb 3,497.5 million (US$422.6 million) for repayment of bank loans and Rmb 1,657.0 million (US$200.2 million) for retirement fund payments to our parent company.

     We had net cash inflows from financing activities of Rmb 620.1 million (US$74.9 million) in 2000. Net cash inflows in 2000 primarily resulted from net proceeds of Rmb 3,769.7 million (US$455.5 million) from the issuance of new shares to corporate investors in 2000, offset in part by cash outflows of Rmb 3,371.7 million (US$407.4 million) for repayment of bank loans.

     We had net cash outflows from financing activities of Rmb 2,428.1 million (US$293.4 million) in 1999. Net cash outflows in 1999 consisted of Rmb 2,143.9 million (US$259.0 million) for the repayment of bank loans, Rmb 471.6 million (US$57.0 million) for a withdrawal of capital investment by CNOOC and a Rmb
786.4 million (US$95.0 million) decrease in the amount payable to CNOOC. The return on capital investment to CNOOC in 1999 was due to the spin-off of certain assets unrelated to our petroleum exploration, development and production activities. Cash inflows from financing activities consisted of a Rmb 159.8 million (US$19.3 million) increase in the amount due to related companies and Rmb 814.0 million (US$98.3 million) in proceeds from bank loans.

     In addition to our capital expenditures and investments, we also have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt outstanding as of December 31, 2001. Other than our guaranteed bond offering on March 8, 2002, there has been no material long-term debt incurred after December 31, 2001.

                                                                         Debt maturities principal only
                                                                 ---------------------------------------------------
                                                                 Original currency         Total Rmb       Total US$
                                                                 ----------------------    -----------     -----------
Due within December 31,                                           US$      JPY       Rmb   equivalents     equivalents
----------------------                                           ------   ------    ----   -----------     -----------
                                                                               (in millions)
2002 .........................................................    103.4    5,190.7   49.0       1,231.8          148.8
2003-2005.....................................................     38.9   13,511.5  567.3       1,740.6          210.3
2006-2007.....................................................    100.0    9,007.5  120.0       1,515.1          183.1
     Total....................................................    242.3   27,709.7  736.3       4,487.5          542.2



     After our initial public offering on February 22, 2001, we paid Rmb 1,660.0 million (US$200.6 million) to CNOOC in respect of employee retirement benefits due to retired CNOOC employees with proceeds from the initial public offering. See "--Employee Benefits."

     Prior to the October 1999 reorganization, the businesses transferred to us by CNOOC were funded by CNOOC. In connection with the reorganization, all of CNOOC's loans relating to the businesses were transferred to CNOOC China Limited, our wholly owned PRC subsidiary, and this debt is reflected in our financial statements included in this annual report. As of December 31, 2001, our total consolidated debt was Rmb 4,487.5 million (US$542.2 million), of which Rmb 1,231.8 million (US$148.8 million) was short-term debt, and Rmb 3,255.7 million (US$393.2 million) was long-term debt, excluding the current portion.

     Following the reorganization in October 1999, we paid dividends of Rmb 1,045.4 million (US$126.7 million) in March 2000 and declared a dividend of Rmb 6,426.4 million (US$776.5 million) on December 20, 2000, which was paid in full prior to February 1, 2001. On August 27, 2001, we declared a dividend of Rmb 871.8 million (US$105.3 million), which was paid in full prior to October 31, 2001. On March 27, 2002, our board of directors proposed a final dividend for 2001 of HK$1,232.1 (US$158.0 million). The proposed final dividend distribution is subject to our shareholders' approval in the next shareholders meeting. We intend to declare and pay dividends in the future. The payment and the amount of any dividends will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant.

     Our distributions to CNOOC for the years ended December 31, 1999 and 2000 accounted for 43.4% and 62.4% of our net income for those years, respectively. Our distributions to CNOOC for the year ended December 31, 2001, including the year end dividend announced on March 27, 2002 that remains subject to approval by our shareholders, accounted for 19.3% of our net income. The amount of dividends we paid historically prior to becoming a public company in February 2001 is not indicative of the dividends we will pay in the future.

     We believe our future cash flows from operations, borrowing capacity and the proceeds from our initial public offering and guaranteed bond offering will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2003. We have built good relationships and credibility with various international and PRC financial institutions. Several large financial institutions have expressed interest in supporting our business development, although we have not entered into any agreements for additional financing with them. However, our ability to obtain adequate financing to satisfy our capital expenditure and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets including the following factors:

     o Any failure by us to achieve timely rollover, extension or refinancing of its short-term debt may result in our inability to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable.

     o Our primary operating subsidiary is a PRC incorporated company. Therefore, prior to accessing international capital markets, we will be subject to limitations of various PRC government authorities, including the State Administration for Foreign Exchange and the People's Bank of China, depending on the type of international financing raised. We may also need to obtain PRC government support for any project involving significant capital investment in the operations of our PRC subsidiary.

     o In addition, financing sources often look to similarly situated entities when determining whether, and at what rates, to provide financing. Successful or unsuccessful financings by Hong Kong and PRC entities similarly situated to us could have an impact on our ability to obtain external financing.

     See "Item 3--Key Information--Risk Factors."


Employee Benefits

     All of our full-time employees in the PRC are covered by a government-regulated pension plan and are entitled to an annual pension at their retirement dates. The PRC government is responsible for the pension liabilities to these retired employees under this government pension plan. The actual pension payable to each retiree is subject to a formula based on the status of the individual pension account, general salary and inflation movements. We are required to make annual contributions to the government pension plan at rates ranging from 9% to 22% of its employees' base salaries. The related pension costs are expensed as incurred.

     In addition to the government pension fund described above, CNOOC also provided a supplementary pension plan for its retirees, which was terminated on September 20, 1999 as a result of a general restructuring of our compensation scheme. The average annual supplementary pension payment was about Rmb 16,000 per retiree as of June 30, 1999. CNOOC retained all liabilities for retirement benefits for its employees, both former and current, who were not transferred to us under the reorganization. As compensation for CNOOC's retention of liabilities for retirement benefits payable under the terminated supplementary pension plan to approximately 7,000 retired CNOOC employees who were previously engaged in the oil and gas business that was transferred to us in the reorganization, we made a one-time payment to CNOOC of Rmb 1,660.0 million (US$200.6 million) in 2001.

     Our retirement expenses attributed to the current government plan in the respective historical periods are as follows:

                                                                                          Year ended December 31,
                                                                                        -------------------------
                                                                                        1999        2000        2001
                                                                                        ----        ----        ----
                                                                                         Rmb        Rmb         Rmb
                                                                                                (in millions)
Expenses attributable to current government pension plan............................    12.2        12.8        6.4


     Costs related to the terminated supplementary pension were amortized over the service periods of the retirees. Approximately 1,600 employees retired in 1998 and no employees retired in 1999 prior to our October 1999 reorganization. As there were no retirees during 1999 prior to the reorganization, and as the supplementary pension plan was terminated prior to the reorganization, we did not attribute any expenses for the future payment of benefits under the supplementary pension during the year ended December 31, 1999. There were no expenses attributable to the terminated supplemental pension plan in 2000 and 2001.

     The expenses attributable to mandatory contributions under the current government pension plan are included in our historical consolidated statements of income under either operating expenses for our production staff or selling and administrative expenses for our administrative staff. The expenses attributable to employee retirement benefits reflected in our historical financial statements for periods prior to September 1999 were based on the current government pension plan as well as the supplementary pension plan that was terminated in September 1999. We expect that, under the current PRC rules and regulations regarding employee retirement benefits, the future costs of the current government plan will be comparable to our historical costs subject to customary increases largely in line with salary increases of our employees.

Holding Company Structure

     We are a holding company. Our entire petroleum exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly foreign owned enterprise in the PRC. Our entire petroleum exploration, development and production business outside of the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands. International sales of crude oil are conducted by China Offshore Oil (Singapore) International Pte. Ltd., our wholly owned subsidiary incorporated in Singapore. Accordingly, our future cash flow will consist principally of dividends from our subsidiaries. The subsidiaries' ability to pay dividends to us is subject to various restrictions, including legal restrictions in the jurisdictions of incorporation of our subsidiaries. For example, legal restrictions in the PRC permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, CNOOC China Limited is required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.


Deflation

     According to the China Statistical Bureau, China experienced an overall national deflation rate in 1999, 2000 and 2001, as represented by the general consumer price index, of 1.4%, 0.4% and 0.7%, respectively. The deflation has not had a significant impact on our results of operations in recent years.


U.S. GAAP Reconciliation

     Our consolidated financial statements are prepared in accordance with HK GAAP, which differ in certain material respects from U.S. GAAP. These differences relate primarily to the treatment of the dividend of Rmb 1,045.4 million (US$126.3 million) that was paid to CNOOC in March 2000, revaluation of properties and land use rights performed in connection with the reorganization, the treatment of impairment of long-lived assets, the treatment of stock compensation plans and the treatment of unrealized holding gains from available-for-sale investments in marketable securities. Except for the accounting treatment of the property revaluation and the recognition of stock compensation costs and the unrealized holding gains from available-for-sale investments in marketable securities, there are no material differences between HK GAAP and U.S. GAAP that affect our net income or shareholders' equity. The difference in accounting treatment of dividend has been removed since January 1, 2001 with HK SSAP 9 coming into effect on that day. See note 36 to the consolidated financial statements.


Taxation

     We are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which we and each of our subsidiaries are domiciled and operate. We are not liable for income taxes in Hong Kong as we currently do not have any assessable income from Hong Kong sources. Pursuant to a notice issued by the State Administration of Taxation in March 2001, we will be entitled to all tax benefits conferred by Chinese law to foreign invested enterprises.

     Our PRC subsidiary, absent exemptions, is subject to enterprise income tax at the rate of 33%. Following the October 1999 reorganization, our PRC subsidiary became a wholly foreign owned enterprise and accordingly was exempted from 3% local surcharges, reducing our enterprise income tax rate to the current rate of 30%. Moreover, entities now comprising our PRC subsidiary were exempted from enterprise income taxes for two years starting from the first year of profitable operation in 1996 and were entitled to a 50% reduction of enterprise income taxes for three years beginning in 1998 and ending on December 31, 2000. This tax exemption increased the company's earnings by Rmb 536.4 million and Rmb 1,920.7 million during the years ended December 31, 1999 and 2000, respectively. Starting from January 1, 2001, the PRC subsidiary is no longer entitled to the 50% reduction of PRC enterprise income tax and is currently subject to the 30% enterprise income tax rate. The PRC enterprise income tax was levied based on taxable income including income from operations as well as other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP. PRC GAAP differs from HK GAAP in certain aspects, including timing differences. Deferred taxation was calculated to account for the tax attributes of the timing differences between PRC GAAP and HK GAAP. Major timing differences include accelerated amortization allowances for oil and gas properties, which are offset in part by a dismantlement and site restoration allowance and a provision for impairment of property, plant and equipment and write-off of unsuccessful exploratory drillings. As of December 31, 2001, we had Rmb 1,763.6 million (US$213.1 million) in net deferred tax liabilities primarily due to these timing differences. See note 10 to the consolidated financial statements.

     Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

     o production taxes equal to 5% of independent production and production under production sharing contracts and

     o    business tax of 3% to 5% on other income.


Market Risks

     Our primary market risk exposures are to fluctuations in oil and gas prices, exchange rates and interest rates.

Commodity Price Risks

     We are exposed to fluctuations in prices of crude oil and natural gas, which are commodities whose prices are determined by reference to international market prices. International oil and gas prices are volatile and this volatility has a significant effect on our net sales and net income. We do not hedge market risk resulting from fluctuations in oil and gas prices. See "--Overview" and "Item 3--Key Information--Risk Factors." Foreign Exchange Risk

     Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

     We maintain our accounts in Renminbi and most of our revenues and expenses are denominated in Renminbi. We also have some U.S. dollar revenues from exports of oil and gas.

     In addition, although our domestic sales are denominated in Renminbi, our domestic oil and gas prices are quoted in U.S. dollars based on international U.S. dollar oil prices and are billed and paid in Renminbi based on the Rmb--U.S. dollar exchange rates prevailing at the time of billing. Accordingly, substantially all of our domestic sales are U.S. dollar "linked."

     We are exposed to foreign exchange risk related to our debt because a substantial portion of our loans are denominated in foreign currencies, principally U.S. dollars and Japanese yen. Our U.S. dollar denominated loans totaled the equivalent of Rmb 4,638.1 million (US$560.4 million), Rmb 2,613.4 million (US$315.8 million) and Rmb 2,005.4 million (US$242.3 million) at December 31, 1999, 2000 and 2001, respectively, representing 51.0%, 45.5% and 44.7%, respectively, of our total loans at those dates. In addition, our wholly owned subsidiary, CNOOC Finance (2002) Limited, recently completed an offering of an aggregate principal amount of US$500 million in notes due in 2012. These notes are unconditionally and irrevocably guaranteed by us. Our yen-denominated loans were JPY 40,739 million, JPY 32,900 million and JPY 27,709.7 million as of December 31, 1999, 2000 and 2001, respectively, representing 36.3%, 41.5% and 38.9% of the total outstanding loans, respectively.

     Due to the current stable Rmb exchange rate policy and the adequate foreign exchange reserve held by the PRC government, we think there will be no substantial risk of Rmb depreciation. On the other hand, our oil and gas prices are quoted in US Dollars based on international oil and gas prices, which can help us offset the foreign exchange risk of US Dollar capital expenditures. So there is actually no exchange risk of conversion Rmb to US Dollar for our company. As a result, the foreign exchange risk faced by our company is the yen-denominated loan risk primarily.

     The company is consistently managing the yen liability dynamically under the principle of "just hedge, no speculations". Since April of 2000, 94% of the yen liability is under the exposure. We have entered into two U.S. dollar-Japanese yen currency swaps relating to a portion of our yen-denominated debt, one of which was unwound on March 31, 2000. The only existing cross currency swap occurred at the end of 1995, involving a yen-denominated loan drawn at the beginning of 1995. The swap price was 95 JPY/US$, while the drawing cost of the loan was 83.6 JPY/US$. As the yen depreciated by 15% in 2001 and we maintained 94% of our yen liability under the exposure, we realized a foreign exchange gain of US$28.4 million from this currency swap which, we believe, indicates successful management of our yen-denominated debt.

     In addition, we are exposed to foreign exchange risk related to our capital expenditures because a portion of our capital expenditures represent imported equipment that is purchased in foreign currencies, principally U.S. dollars. During the years ended December 31, 1999, 2000 and 2001, approximately 35%, 27% and 16%, respectively, of the company's capital expenditures were denominated in foreign currencies, principally in U.S. dollars.

     We believe that our U.S. dollar-denominated and U.S. dollar-linked revenues partially limit our foreign exchange risk. However, any depreciation in the value of the Renminbi versus the U.S. dollar or Japanese yen could adversely affect the results of operations and financial condition. This could include potential increases in the Renminbi cost to us of servicing our foreign currency debt and the amount of our foreign currency debt as expressed in Renminbi on our balance sheet. Any increase would result in a foreign exchange loss that would be reflected as a noncash expense on our income statement in the year it occurs, an increase in the interest expense on our foreign currency debt as expressed in Renminbi on our income statement, and an increase in the Renminbi cost to us of our foreign currency capital expenditures and other foreign currency expenditures.


Interest Rate Risk

     We are also exposed to interest rate risk arising from our short-term and long-term loans. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding floating rate borrowings. A substantial portion of our borrowings have floating interest rates which are determined by reference to the London Interbank Offered Rate ("LIBOR") or floating interest rates quoted by PRC banks.

     At the beginning of 2001, the total amounts of foreign currency denominated floating interest rate and fixed interest rate debt of our company were US$215.7 million and US$387.9 million respectively. These figures declined to US$142.3 million and US$310.9 million by the end of 2001 respectively, accounting for 31.4% and 68.6% of the total foreign currency denominated debt respectively. Of the foreign currency fixed interest rate debt, 67.8% is denominated in yen and 32.2% is denominated in US Dollars

     Our interest expense decreased Rmb 358.4 million (US$43.3 million), or 75.4%, to Rmb 116.6 million (US$14.1 million) in 2001, from Rmb 475.0 million (US$57.4 million) in 2000. Our interest expense due to floating interest rate debt decreased by approximately 60% during the same period as a result of the 11 interest rate cuts by the US Federal Reserve in 2001. We believe that we will not be subject to risks of interest rate hike, since our floating interest rate debt will be paid off in the next 1.5 years in line with the payment schedule. We have not swapped any fixed rate debt for floating rate debt because the interest on such debt has been capitalized and has an average weighted fixed interest rate of 5.66%, which we believe can be entirely supported by our oil and gas operations.

     We use interest rate swap transactions, from time to time, to adjust our interest rate exposure when considered appropriate, based on existing and anticipated market conditions. Our policy is to match the interest payments under the interest rate swap agreements to the interest rate obligations due under underlying loan agreements so that the interest rate swaps qualify for hedge accounting. Interest rate differentials are reflected as an adjustment to interest expense over the life of the swap agreement.

     Our interest rate swaps are entered into with major financial institutions, thereby minimizing the risk of credit loss.

       For additional discussions of our market risks, see "Item 3--Key Information--Risk Factors."


Recent Accounting Pronouncements

United States

SFAS No. 141 "Business Combinations"

     In June 2001, Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" was released. This statement addresses financial accounting and reporting for business combinations and requires that the purchase method of accounting to be used for all business combinations initiated or with the acquisition date after June 30, 2001. The adoption of this statement is not expected to have a significant effect on our financial statements.

SFAS No. 143 "Accounting for Asset Retirement Obligations"

     On August 15, 2001, SFAS No. 143 "Accounting for Asset Retirement Obligations" was released and will be effective for the fiscal years beginning after June 15, 2002. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. Further, under this statement, the liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized.

     According to the existing accounting policies adopted to prepare the financial statements, we estimate future dismantlement and site restoration costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement and the extent of site restoration required in accordance with current legislation and industry practice. We provide for the future dismantlement and site restoration allowance using the unit of production method over the useful life of the related asset.

     Adoption of the statement will likely result in increase in both costs of assets and total liabilities. We are currently assessing these matters and have not yet determined whether or the extent to which they will affect the financial statements.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets"

     In August 2001, SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets" was released and will be effective for the fiscal years beginning after December 15, 2001. This statement retains the requirements of SFAS No. 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and
(b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. This statement requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spinoff be considered held and used until it is disposed of. The accounting model for long-lived assets to be disposed of by sale is used for all long-lived assets, whether previously held and used or newly acquired. That accounting model retains the requirement of SFAS No. 121 to measure a long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The changes in this statement improve financial reporting by requiring that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions. The adoption of this statement is not expected to have a significant effect on our financial statements.

Hong Kong

     In February 2000, the Hong Kong Society of Accountants (HKSA) issued Statement of Standard Accounting Practice 14 "Leases" revised (SSAP 14 (revised)). SSAP 14 (revised) is effective for accounting periods beginning on or after July 1, 2000 and is therefore required to be adopted by us for the year ending December 31, 2001. SSAP 14 (revised) introduces changes to the way in which finance leases and operating leases are distinguished, the basis for recognizing finance income for lessors under finance leases and disclosure requirements for both lessors and lessees. SSAP 14 (revised) is not expected to have a significant effect on our financial statements.

     In February 2000, the HKSA also issued SSAP 26 "Segmental Reporting" (SSAP 26). SSAP 26 is effective for accounting periods beginning on or after January 1, 2001 and is therefore required to be adopted by us for the year ending December 31, 2001. SSAP 26 requires certain disclosures regarding a company's business and geographical segments. As SSAP 26 is applicable to companies whose equity or debt securities are listed or are in the process of being listed, the issue of guaranteed notes by our subsidiary will require us to adopt SSAP 26. In August 2001, the HKSA issued Statement of Accounting Practice 26 "Segment reporting" revised (SSAP 26 (revised)). SSAP 26 (revised) introduces changes to the components of financial statements. The adoption of SSAP 26 is not expected to have a significant effect on our financial statements.

     In January 2001, the HKSA issued the following Statements of Standard Accounting Practice (SSAPs):

     o    SSAP 9 (Events after the balance sheet date) (revised);

     o    SSAP 28 (Provisions, contingent liabilities and contingent assets);

     o    SSAP 29 (Intangible assets);

     o    SSAP 30 (Business combinations);

     o    SSAP 31 (Impairment of assets); and

     o SSAP 32 (Consolidated financial statements and accounting for investments in subsidiaries).

     The above SSAPs are effective for accounting periods beginning on or after January 1, 2001 and are therefore required to be adopted by us for the year ending December 31, 2001.

     SSAP 9 (revised) introduces significant changes to when dividends are recognized in the financial statements. Dividends proposed, approved or declared after the balance sheet date are required to be recorded in the period in which they are proposed, approved or declared under SSAP 9 (revised). Previously dividends proposed, approved or declared after the balance sheet date are recorded in the period to which they relate. The adoption of SSAP 9 (revised) may have an impact on our financial statements depending on when dividends are proposed, approved or declared.

     SSAP 28 clarifies the rules on when and how to recognize provisions, contingent liabilities and contingent assets and requires far greater disclosure than previously required. The adoption of SSAP 28 is not expected to have a significant effect on our financial statements.

     SSAP 29 prescribes accounting principles for the recognition of intangible assets not dealt with under other SSAPs. SSAP 29 required intangible assets to be recognized and amortized in financial statements to the extent that they are identifiable, controllable and future economic benefits can be foreseen. The adoption of SSAP 29 is not expected to have a significant effect on our financial statements.

     SSAP 30 introduces certain fundamental changes relating to accounting for the acquisition of net assets and operations of another enterprise and eliminates the previously allowed practice of charging goodwill directly to reserves. SSAP 30 is not expected to have a significant effect on our financial statements.

     SSAP 31 prescribes the accounting and disclosure for the impairment of assets and applies to property, plant and equipment other than investment properties, goodwill, intangible assets, and investments in subsidiaries, associates and joint ventures. Although the principle of reducing carrying values if assets were impaired was generally accepted, SSAP 31 sets out a new methodology to be adopted consistently across the balance sheet for the non-current assets set out above for identifying if an asset is impaired and if so, by how much its carrying value should be reduced. The adoption of SSAP 31 is not expected to have a significant effect on our financial statements.

     SSAP 32 replaces the existing SSAP 7 (Group accounts) and introduces certain changes including the requirement for enterprises to use a wider control-based definition of a subsidiary, as compared to the Hong Kong Companies Ordinance in determining whether a parent-subsidiary relationship exists. The adoption of SSAP 32 is not expected to have a significant effect on our financial statements.

     In October 2001, the HKSA issued Statement of Standard Accounting Practice 33 "Discontinuing operations" (SSAP 33). SSAP 33 is effective for accounting periods beginning on or after January 1, 2002. Early adoption is encouraged but not required. SSAP 33 establishes principles for reporting information about discontinuing operations, thereby enhancing the ability of users of financial statements to make projections of an enterprise's cash flows, earnings-generating capacity, and financial position by segregating information about discontinuing operations from information about continuing operations. The adoption of SSAP 33 is not expected to have a significant effect on our financial statements.

         In December 2001, the HKSA issued Statements of Standard Accounting Practice 34 "Employee benefits" (SSAP 34). SSAP 34 is effective for accounting periods beginning on or after January 1, 2002. Earlier adoption is encouraged but not required. The objective of SSAP 34 is to prescribe the accounting and disclosure for employee benefits. SSAP 34 requires an enterprise to recognize a liability when an employee has provided service in exchange for employee benefits to be paid in the future, and an expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits. The adoption of SSAP 34 is not expected to have a significant effect on our financial statements.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT


     In accordance with Hong Kong law and our articles of association, CNOOC Limited's affairs are managed by our board of directors. The board of directors has nine members, including two independent non-executive directors.

     The current directors and officers of CNOOC Limited are:

                    Age as of
                    ----------
Name                December 31, 2001   Positions
-----               -----------------   ---------
Liucheng Wei        55                  Chairman of the Board of Directors and Chief Executive
                                        Officer
Chengyu Fu          50                  President, Director and Chief Operating Officer
Longsheng Jiang     56                  Director
Shouwei Zhou        50                  Director and Executive Vice President
Han Luo             48                  Director
Kai Sum Tso         69                  Non-executive Director
Will Honeybourne    50                  Non-executive Director
Chak Kwong So       56                  Independent Non-executive Director
Sung Hong Chiu      55                  Independent Non-executive Director
Ke Ru               58                  Executive Vice President
Yunshi Cao          56                  Senior Vice President, Company Secretary and General Counsel
Mark Qiu            38                  Senior Vice President and Chief Financial Officer
Mengfei Wu          46                  Senior Vice President
Hua Yang            40                  Senior Vice President



     Mr. Kai Sum Tso and Mr. Will Honeybourne, our non-executive directors were appointed in July 2000 and December 2001, respectively. Mr. Longsheng Jiang and Mr. Han Luo were appointed in December 2000. All other executive directors and independent non-executive directors were appointed in September 1999.

     We have a management team with extensive experience in the oil and gas industry. As a result of our cooperation with international oil and gas companies, our management team and staff have had the opportunity to work closely with our foreign partners both within and outside China. Such opportunities, in conjunction with our management exchange programs with foreign partners, have provided valuable training to our personnel in international management practices. A description of the business experience and present position of each director and executive officer is provided below.

Executive Directors

     Liucheng Wei received a B.S. degree from China Petroleum Institute and a graduate degree in Business Administration from the Chinese Academy of Social Sciences. He is a senior economist and has over 30 years' experience in the oil industry in the PRC. He was appointed as Chairman of the Board of Directors and Chief Executive Officer of our company in September 1999. Mr. Wei is also the President of CNOOC, a position he has held since November 1998. From 1993 to 1998, he served as Vice President of CNOOC. He joined CNOOC in 1982.

     Chengyu Fu received a B.S. degree from Northeast Petroleum Institute in China and a master's degree in petroleum engineering from the University of Southern California in the United States. He has over 26 years' experience in the petroleum industry in the PRC. He was appointed as director and Chief Operating Officer of our company in September 1999 and as President in December 2000. He is in charge of day-to-day management and administrative matters. Mr. Fu is also a vice president of CNOOC. In 1999, Mr. Fu was the General Manager of

China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. From 1995 to 1999, he served as Vice President and General Manager of Xijiang Operations of Phillips China Inc. From 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation. He joined CNOOC in 1982.

     Longsheng Jiang received a B.S. degree from Beijing Petroleum Institute in China. He has over 31 years' experience in the oil and gas industry in the PRC. He was appointed as director of our company in December 2000. From 1982 to 1994, Mr. Jiang served as chief engineer of China Offshore Oil Western South China Sea Corporation. From 1995 to 1998, he was the general manager of China Offshore Oil Southern Drilling Company. Mr. Jiang is a Vice President of CNOOC, a position he has held since 1998. He joined CNOOC in 1982.

     Shouwei Zhou received a B.S. degree from Southwest China Petroleum Institute and is a senior engineer. He was appointed as director and Executive Vice President of our company in September 1999 in charge of the management and operation of CNOOC China. Mr. Zhou is also a vice president of CNOOC. From 1994 to 1999, Mr. Zhou was the Deputy Manager of China Offshore Oil Bohai Production Company, a subsidiary of CNOOC, and has been the President of China Offshore Oil Bohai Corporation since 1999. He joined CNOOC in 1982.

     Han Luo received a doctor's degree from China Petroleum University. He has over 26 years' experience in the oil industry in the PRC. He was appointed as director of our company in December 2000. From 1993 to 1999, Mr. Luo served as Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently the chief representative of CNOOC in the CACT operating group, and Executive Vice President of China Offshore Oil East China Sea Corporation. In April 1999, he was the general manager of CNOOC China--Shanghai Branch. Mr. Luo is a vice president of CNOOC, a position he has held since 2000. He joined CNOOC in 1982.

Non-executive Directors

     Kai Sum Tso is the Group Managing Director of Hongkong Electric Co., Ltd. He was appointed to the board of Hongkong Electric in 1985 and assumed the current office in 1997. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positions of a Chief Project Engineer of the Hongkong Electric Company Limited and of an Executive Director of Associated Technical Services Limited. He is also an executive director of Cheung Kong Infrastructure. He has extensive experience in property development and business in power generation. He holds a B.S. degree in Engineering from the University of Hong Kong and is also a Chartered Engineer.

     Will Honeybourne is currently Managing Director of First Reserve Corporation. He joined First Reserve in 1999 and is responsible for deal origination and investment structuring and monitoring, with a primary focus on service technology and international markets. He serves on the board of directors of various First Reserve portfolio companies, currently including Dresser Inc., CiDRA Corporation, Canadian Crude Separators, Inc., and Destiny Resource Services Corporation. Prior to joining First Reserve, Mr. Honeybourne served as Senior Vice President of Western Atlas International, an oilfield services company. Prior to Western Atlas, he served as President and Chief Executive Officer of Alberta-based Computalog and in various capacities with Baker Hughes, including Vice President and General Manager at INTEQ and President of EXLOG. Born in Great Britain and currently a citizen of the United States, Mr. Honeybourne holds a BSc. in Oil Technology from Imperial College, London University.

Independent Non-executive Directors

     Chak Kwong So is the Chairman of the board of directors and chief executive of the MTR Corporation Limited. He has been a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited since January 2000. Mr. So began his career with the Hong Kong government. He joined the private sector in 1978, serving in various posts in the securities, finance and property industries. Mr. So also served as Executive Director of the Hong Kong Trade Development Council from 1985 to 1992. Mr. So is the President of the Chartered Institute of Logistics and Transport. He is also a vice president of the International Association of Public Transport and is the chairman of its Asia-Pacific Division. He also serves on a number of other committees and organizations, including the Hong Kong/European Union Business Cooperation Committee, Independent Commission Against Corruption--Operations Review Committee, the Employers' Federation of Hong Kong, the Hong Kong Management Association and the Community Chest of Hong Kong.

     Sung Hong Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 27 years' experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of Australian Chinese Community Association of New South Wales.

Company Secretary

     Yunshi Cao is the Company Secretary, the General Counsel and a Senior Vice President of the Company. He is also the General Counsel and the Director of the Legal Department of CNOOC, a position he has held since 1999. He joined CNOOC in 1982. Mr. Cao is a senior economist and licensed lawyer in the PRC. He has extensive experience in production sharing contracts and over 30 years experience in the oil industry. He received a B.S. degree from the China Petroleum Institute and studied law at the Law School of Columbia University.

Senior Management

     Ke Ru is the Executive Vice President of our company and is responsible for our offshore petroleum exploration. Mr. Ru is a geologist, graduated from China Petroleum Institute and was a Visiting Scholar at the University of Oklahoma. He has over 30 years' experience in exploration, geophysical and geological research in China. He joined CNOOC in 1982 and was President of the Research Institute of China Offshore Oil Western South China Sea Corporation and Chief Geologist of CNOOC.

     Yunshi Cao, Senior Vice President (please refer to Company Secretary).

     Mark Qiu is a Senior Vice President and Chief Financial Officer of our company. Prior to joining our company, Mr. Qiu worked at Salomon Smith Barney and last served as the Head of Oil and Gas Investment Banking Group Asia. Prior to that, Mr. Qiu served as a Vice President at ARCO China Inc., a subsidiary of Atlantic Richfield Corporation (ARCO) and later as a Corporate Federal Government Relations Director of ARCO in Washington D.C. He was a Sloan Fellow and received an MBA degree from Massachusetts Institute of Technology and a doctoral and master degree in Decision Sciences from University of Texas. Mr. Qiu joined CNOOC in 2001.

     Mengfei Wu is a Senior Vice President of our company. He is a senior economist and holds a master's degree of industrial economics from the Graduate Institute of China Petroleum Institute. He has over 10 years' experience in corporate finance. Mr. Wu joined CNOOC in 1988 and was Director of the Department of Planning and Treasury of CNOOC.

     Hua Yang is a Senior Vice President of our company and President of CNOOC International Limited. He is a senior engineer and is responsible for our overseas operations. He received his B.S. degree from China Petroleum Institute. He has over 10 years' experience in petroleum exploration and production. Mr. Yang joined CNOOC in 1982 and was Acting Director of the Overseas Department of CNOOC.

B.   COMPENSATION OF DIRECTORS AND OFFICERS


     Each of the executive directors entered into a service contract with us for a term of three years made effective as of February 28, 2001, the date on which our shares commenced trading on The Stock Exchange of Hong Kong Limited, subject to termination by either party by written notice given not less than three months prior to the expiration of the end of the initial term or any subsequent calendar month. Particulars of these contracts are in all material respects identical except as indicated below:

     o the annual salary for Mr. Liucheng Wei (the Chairman of the Board and Chief Executive Officer), Mr. Chengyu Fu (President and Chief Operating Officer) and Mr. Shouwei Zhou (Executive Vice President) during the initial three years shall be HK$2,480,000, HK$1,880,000 and HK$1,680,000, respectively, subject to an annual increase as determined by the board of directors not exceeding 15% of his then current salary;

     o the Chairman of the Board and the other executive directors shall be entitled to a maximum annual paid leave of 30 days and 25 days, respectively;

     o each of the executive directors is entitled to the use of an apartment as his residence and the use of a car provided free by us together with certain other benefits and reimbursements;

     o the annual salary for each of the other executive directors during the initial three years shall be HK$388,000, subject to an annual increase as determined by the board of directors not exceeding 15% of his then current salary; and

     o we may, at our sole discretion, pay an executive director a bonus in such amount as the board of directors may determine in respect of each complete financial year during which his appointment subsists.

     The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid to our executive directors during the years ended December 31, 1999, 2000 and 2001 was approximately Rmb 1.7 million (US$0.21 million), Rmb 2.5 million (US$0.30 million) and Rmb 8.3 million (US$1.00 million) respectively, while the amount paid to our executive officers for the same periods was approximately Rmb 670,808 (US$81,049), Rmb 1,251,305 (US$151,186) and Rmb 5.2 million (US$0.63 million) respectively. Under our pension contribution plan for 2001, we set aside an aggregate amount of Rmb
0.21 million (US$0.025 million) and Rmb 0.36 million (US$0.043 million) for pension and similar benefits in kind for the executive directors and executive officers respectively. The executive directors and the executive officers contributed additional Rmb 51,400 (US$6,210) and Rmb 70,500 (US$8,518) respectively, to the pension contribution plan for 2001. For further details regarding employee compensation, see "Item 4--Information on the Company--Business Overview--Employees and Employee Benefits." For further details regarding share options granted to our directors, officers and other employees, see "--Share Ownership" below.

C.   BOARD PRACTICE


Audit and other Committees

     The audit committee consists of two independent non-executive directors. Its primary duties are to review and supervise the financial reporting process and our internal control system.

     The compensation committee consists of two independent non-executive directors and one non-executive director. Its primary duties are to manage our share option schemes and to formulate our remuneration policy.

International Advisory Board

     On October 29, 2001, we announced the establishment of an International Advisory Board with globally well-respected political figures and corporate leaders as members. The purpose of the International Advisory Board is to provide the management with strategic advice on world events and macro issues that may impact our development. Set forth below is information on the members of the International Advisory Board.


Name                            Biographical Information
----                            ------------------------
Henry A. Kissinger              56th Secretary of State of the United States and
                                former Assistant to the President for National
                                Security Affairs. Born in Germany in May, 1923, he
                                received his Ph.D. degree from Harvard University in 1954.

Simon Murray                    Former Executive Chairman of Asia
                                Pacific for the Deutsche Bank Group. He was
                                the founder of Davenham Investments, a project
                                advisory company. He became the Group Managing
                                Director of Hutchison Whampoa in 1984. He is
                                currently a Director of a number of companies
                                that include Hutchison Whampoa, Cheung Kong
                                Holdings, Tommy Hilfiger in the USA and
                                Vivendi Universal in France.



Edward S. Steinfeld             Assistant professor at the MIT Sloan School of
                                Management. He received both his undergraduate and
                                doctoral training at Harvard University. A China
                                specialist, he has conducted extensive firm-level
                                research in China.

Erwin Schurtenberger            Former Ambassador of Switzerland to China, the
                                Democratic People's Republic of Korea and the
                                Republic of Mongolia. He has been an independent
                                business advisor to various European multinationals,
                                American groups and humanitarian aid organizations
                                such as Credit Suisse Financial Services, Novartis
                                and Bunge. He received a Ph.D. degree in Economics
                                and was trained in political science and philosophy.

Kenneth S. Courtis              Managing Director of Goldman Sachs and Vice Chairman of
                                Goldman Sachs Asia. Professor Courtis has won numerous
                                prizes and distinctions for his research and is a valued
                                advisor on international economic, financial and investment matters. He has published on major international economic, public policy, investment, and strategy issues and frequently appears as a commentator on television news programs. Prior to joining Goldman Sachs, he served as Chief Asia Economist and
                                Strategy for Deutsche Bank.

D.   EMPLOYEES


     See "Item 4--Information on the Company--Business Overview--Employees and Employee Benefits."

E.   SHARE OWNERSHIP


     On February 4, 2001, we adopted a share option scheme for our senior management. Under this share option scheme, the compensation committee of our board of directors will from time to time propose for board approval the recipient of and number of shares underlying each option grant. Options granted under this scheme will be exercisable, in whole or in part, in accordance with the following vesting schedule:

     o one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

     o one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

     o one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

     The scheme provides for issuance of options exercisable for shares granted under the share option scheme and the pre-global offering share option scheme not exceeding 10% of the total number of the outstanding shares of the company, excluding shares issued upon exercise of options granted under the scheme.

     The price for a share payable by a participant upon the exercise of an option will be determined by our board of directors in its discretion at the grant date, as long as the price will not be less than a specified minimum. The minimum price will be the higher of:

     o    the nominal value of a share;

     o the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of grant of the option; and

     o the closing price of the shares on the HKSE as stated in the HKSE's quotation sheets on the date of grant of the option.

     On September 1, 2001, the amendments to the relevant provisions of the Listing Rules of The Stock Exchange of Hong Kong Limited regarding the requirements of share option schemes of a Hong Kong listed company came into effect. A Hong Kong listed company must comply with the new provisions of the Listing Rules if it wishes to grant any options after September 1, 2001.

     We have proposed to amend our share option scheme to comply with the new Listing Rules requirements. A circular setting out the changes to the share option scheme will be sent to our shareholders. An extraordinary general meeting will be held in Hong Kong on June 6, 2002 immediately after the conclusion of our annual general meeting on the same date to consider and, if thought fit, approve the amendments to the share option scheme.

     Options granted prior to September 1, 2001 will be governed by the rules of the share option scheme adopted on February 4, 2001. The amendments to the share option scheme will not operate to affect adversely the terms of issue of the options which have been granted prior to September 1, 2001. No further options will be granted under the share option scheme adopted on February 4, 2001.

     Under the proposed amended share option scheme, our board of directors may, at their discretion, invite employees, including executive directors of us or any of our subsidiaries, to take up options to subscribe for shares. The maximum aggregate number of shares (including those that could be subscribed for under the pre-global offering share option scheme as described below) which may be granted shall not exceed 10% of our total issued share capital. The maximum number of shares which may be granted under the share option scheme to any individual in any 12 month period up to the next grant will not exceed 1% of our total issued share capital from time to time.

     As at December 31, 2001, options for ordinary shares which have been granted under the share option scheme were as follows:


                                                                       Closing Price
                                                                       of Shares on
                                                                      August 24, 2001   Exercise Price     No. of
Name of Grantee                 Position            Date of Grant          (HK$)            (HK$)         Options

Wei Liucheng           Chairman & CEO              August 27, 2001         7.30              6.16          500,000
Fu Chengyu             Executive Director,         August 27, 2001         7.30              6.16          350,000
                       President & COO
Jiang Longsheng        Executive Director          August 27, 2001         7.30              6.16          230,000
Zhou Shouwei           Executive Director &        August 27, 2001         7.30              6.16          350,000
                       Executive Vice President
Luo Han                Executive Director          August 27, 2001         7.30              6.16          230,000
Other Employees                                    August 27, 2001         7.30              6.16        7,160,000


     We have also adopted a pre-global offering share option scheme. Its principal terms are the same as the share option scheme in all material respects except that:

         o options for an aggregate of 4,620,000 shares have been granted to our senior management under the pre-global offering share option scheme;

         o the subscription price of a share in respect of any particular option granted under the pre-global offering share option scheme is HK$5.95; and

         o options granted under the pre-global offering scheme will be exercisable, in whole or in part, in accordance with the following vesting schedule:

         o 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

         o 50% of the shares underlying the option shall vest 30 months after the date of the grant.

     As at December 31, 2001, options for ordinary shares which have been granted under the pre-global offering share option scheme were as follows:



                                                                               Exercise Price
Name of Grantee                   Position                Date of Grant             (HK$)       No. of Options
Wei Liucheng            Chairman & CEO                    March 12, 2001            5.95            500,000
Fu Chengyu              Executive Director,               March 12, 2001            5.95            350,000
                        President & COO
Jiang Longsheng         Executive Director                March 12, 2001            5.95            280,000
Zhou Shouwei            Executive Director &              March 12, 2001            5.95            280,000
                        Executive Vice President
Luo Han                 Executive Director                March 12, 2001            5.95            280,000
Other Employees                                           March 12, 2001            5.95          2,930,000


     As of December 31, 2001, none of our officers and directors owned 1% or more of our shares including the shares underlying the stock options granted as of that date.

ITEM 7.   Major Shareholders and Related Party Transactions

A.   MAJOR SHAREHOLDERS


The following table sets forth information regarding the ownership of our outstanding shares as of April 30, 2002.

                                   Number of
                                 Shares Owned
Shareholder                       (in millions)        Percentage
-----------                      --------------        -----------
CNOOC                            5,800                 70.61%

B.   RELATED PARTY TRANSACTIONS

Overview

     CNOOC indirectly owns or controls an aggregate of 70.61% of our shares as of April 30, 2002. Accordingly, it is able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC retains a controlling interest in our company, the management of our business is our directors' responsibility.

     Prior to the reorganization, which became effective as of October 1, 1999, CNOOC and its various subsidiaries and affiliates performed commercial and administrative functions.

     In connection with the reorganization, we have entered into or will enter into the following agreements with CNOOC:

     (a) Reorganization

     In September 1999, we entered into a reorganization agreement with CNOOC which includes mutual indemnities given by CNOOC and us under which CNOOC indemnifies us in relation to the period before the completion of the reorganization and we indemnify CNOOC in relation to the period after the completion of the reorganization against, among other things, any claims incurred in connection with or arising from the transfer of the assets in the reorganization and from breach of any provision of the reorganization agreement. Our indemnity, however, is limited to the total liabilities of approximately Rmb 14,926 million shown on the balance sheet as of the date immediately before the completion of the reorganization.

     (b) Contracts with foreign petroleum companies

     Immediately prior to the reorganization, CNOOC had 37 production sharing contracts and one geophysical exploration agreement with various international oil and gas companies. As part of the reorganization, and in preparation for the global offering, CNOOC has transferred or will transfer to us all of its rights and obligations under these contracts and future contracts, except those rights and obligations relating to CNOOC's administrative functions. However, CNOOC remains and will remain a party to the production sharing contracts, as required by existing laws and regulations. Following the global offering, we continue to deal with CNOOC with respect to the performance of the rights and obligations retained by CNOOC under the production sharing contracts.

     (c) Undertaking

     CNOOC provided various undertakings to us. For further details on these and other undertakings given to us by CNOOC, see "--Undertakings."

     (d) Trademark license agreement

     CNOOC and CNOOC's affiliate are the respective registered owners of two "CNOOC" trademarks. Under two non-exclusive license agreements entered into on September 9, 1999, we have obtained the right to use the trademarks for a nominal consideration of Rmb 1,000 for each of the trademarks. The registration of the trademarks will expire on December 6, 2008 and April 20, 2009, respectively. Each of CNOOC and CNOOC's affiliate undertakes that so long as CNOOC is our controlling shareholder (as defined in the listing rules of the Hong Kong Stock Exchange), it will renew the registration of the trademarks to enable us to continue to use the trademarks without any additional payment.

     (e) Lease agreement in respect of Nanshan Terminal

     Under an agreement dated September 9, 1999, among CNOOC, CNOOC's affiliate and us, CNOOC and CNOOC's affiliate have granted us a right to use the land and buildings comprising the Nanshan Terminal, Yacheng 13-1 without any consideration payable to CNOOC or its affiliate by us for a term of 20 years.

     (f) Contribution towards pension benefits

     As of June 30, 1999, CNOOC had approximately 7,000 retired employees who previously were engaged in the oil and gas business that was transferred to us. Under the reorganization, CNOOC agreed to take up the ultimate pension liabilities of such employees in consideration of the payment of Rmb 1,660.0 million. Following the closing of the global offering, we made a one-time payment to CNOOC of approximately Rmb 1,660.0 million (US$200.0 million) in respect of retirement benefits payable to such employees. This liability was reflected in our consolidated balance sheet as of September 30, 2000. CNOOC retains all liabilities for retirement benefits to its former and current employees who were not transferred to us under the reorganization.

     (g) Provision of materials, utilities and ancillary services

     After the establishment of CNOOC, four PRC subsidiaries were formed to undertake the exploration and production of oil and natural gas businesses. In addition, their scope of business included the provision of various facilities and ancillary services such as the supply of materials for offshore oil and gas production, medical and employee welfare services, major equipment maintenance and repair work and the supply of water, electricity and heat.

     After the reorganization, these PRC subsidiaries of CNOOC no longer undertake the exploration and production of oil and natural gas businesses but continue to hold interests in various properties, including office buildings and warehouses, and provide facilities and ancillary services to our subsidiary, CNOOC China Limited, some of which may not be available from independent third parties or available on comparable terms. Currently, these PRC subsidiaries of CNOOC only provide facilities and ancillary services to us. CNOOC China Limited has entered into a materials, utilities and ancillary services supply agreement with each of the four PRC subsidiaries of CNOOC. Under this agreement, each of these four PRC subsidiaries will, for a term of three years from September 9, 1999, provide to CNOOC China Limited various materials, utilities and ancillary services, including:

     o materials for offshore oil and gas production (including cement, diesel oil, mud, fuels, barite and paint);

     o    oil and gas production labor services;

     o    warehousing and storage;

     o    road transportation services;

     o    telecommunication and network services;

     o    wharf services;

     o construction services, including the construction of roads, piers, buildings, plants and embankment;

     o    major equipment maintenance and repair works;

     o    medical, child care and social welfare services;

     o    water, electricity and heat supply;

     o    security and fire services;

     o    technical training;

     o    accommodation;

     o    repair and maintenance of buildings; and

     o    catering services.

     The materials, utilities and ancillary services will be provided at:

     o    state-prescribed prices, or

     o where there is no state-prescribed price, market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties, or

     o where neither of the prices mentioned above is applicable, the cost to CNOOC of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5%, before any applicable taxes.

     The prices, volumes and other terms for the supply of materials, utilities and ancillary services will be reviewed by the parties annually. If any of the terms are to be amended, the parties will enter into a supplemental agreement no later than 60 days prior to the end of the financial year preceding the financial year in which such amendments are to take effect. If the parties fail to reach agreement by then, the existing terms of the supply agreement will continue to apply until the parties agree on the terms of the supplemental agreement.

     The historical costs of the materials, utilities and ancillary services provided to us during the financial years ended December 31, 1999, 2000 and 2001 were Rmb 618.1 million, Rmb 1,147 million and Rmb 1,103.6 million, respectively.

(h)  Technical services

     Since the establishment of CNOOC, a number of specialized companies have been formed by CNOOC to provide sub-contracting services for CNOOC's offshore oil and gas production activities. These specialized companies also provided services to the operators of oil and gas fields under the production sharing contracts through an open bidding process.

     In connection with the reorganization, CNOOC transferred to us the existing technical services agreement with the specialized companies. After the transfer, we may terminate any of these agreements by giving 30 days' written notice to the relevant company. We will continue to use the technical services provided by CNOOC, including:

     o    offshore drilling,

     o    ship tugging, oil tanker transportation and security services,

     o well survey, well logging, well cementation and other related technical services,

     o collection of geophysical data, ocean geological prospecting, and data processing,

     o    platform fabrication service and maintenance, and

     o design, construction, installation and test of offshore and onshore production facilities.

     For the years ended December 31, 1999, 2000 and 2001, the charges for such technical services payable to these specialized companies were approximately Rmb 1,068 million, Rmb 1,607 million and Rmb 2,012 million, respectively. These costs were calculated in accordance with the local market prices.

     We expect that our award of any future contract to CNOOC's affiliates for technical services will be made if, following an open bidding process, the terms and prices provided by CNOOC's affiliates are more competitive than those of the other suppliers. In view of the fact that we and CNOOC's affiliates became separate independent entities after our global offering in February 2001, the prices for the provision of the technical services may be higher than the charges paid to CNOOC's affiliates prior to our global offering.

(i)      Research and development services

     Under the terms of a general research and development services agreement dated September 9, 1999, with CNOOC's affiliate, China Offshore Oil Research Center, we will pay the Center for a term of three years from September 9, 1999, an annual amount of Rmb 110 million, which is calculated on the basis of the operating expenses of the relevant CNOOC affiliates during the two years ended December 31, 1998, for the provision of the services, including:

     o    geophysical exploration services,

     o    seismic data processing,

     o    comprehensive exploration research services, and

     o    information technology services.

     We may terminate the agreement by giving three months' written notice to China Offshore Oil Research Center. The Center undertakes that the number of working hours by its senior, middle rank and junior staff on services provided to us under the agreement will not be less than 187,000, 215,000 and 150,000 hours per year, respectively, which is in line with the number of working hours spent by such staff during the two years ended December 31, 1998. After the first year, we may request downward adjustment in the light of our requirements.

     For the three years ended December 31, 1999, 2000 and 2001, the costs of these general research and development services were approximately Rmb 115 million, Rmb 104 million and Rmb 109 million, respectively, representing approximately 0.7%, 0.4% and 0.5%, respectively, of our total revenues. The costs in respect of the periods prior to September 9, 1999 were calculated in accordance with the internal pricing policies of CNOOC and formulated primarily on the basis of their costs for the periods presented.

     We may also use the research and development services provided by the China Offshore Oil Research Center for the provision of research and development services for particular projects through an open bidding process. For the three years ended December 31, 1999, 2000 and 2001, the costs of these research and development services were approximately Rmb 125 million, Rmb 130 million and Rmb 118 million, respectively, representing approximately 0.8%, 0.5% and 0.6%, respectively, of our total revenues.

(j)  Lease and property management agreements

     We have entered into lease agreements with CNOOC for various office and residential premises in China and Singapore with annual aggregate payment totaling approximately Rmb 55 million.

(k)  Sales of crude oil, condensate oil, and liquefied petroleum gas

     We may sell crude oil, condensate oil, and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price on normal commercial terms. For the year ended December 31, 1999, the total amount, based on the market price, which we would have received from CNOOC's affiliates if this arrangement had been in place since January 1, 1999 would have been approximately Rmb 117 million (US$14.1 million), representing approximately 0.8% of our total revenues for such period. For the years ended December 31, 2000 and 2001, the total amounts were approximately Rmb 548 million (US$66.2 million) and Rmb 1,814 million (US$216.2 million), respectively, representing approximately 2.9% and 9% of total revenues for the respective periods.

     The above transactions constitute our connected transactions under the listing rules of the Hong Kong Stock Exchange for so long as CNOOC remains our substantial shareholder. Under the listing rules of the Hong Kong Stock Exchange, we are required, subject to the nature and the value of the transactions, to disclose and to obtain prior approval of independent shareholders for each connected party transaction. In the opinion of the directors, including the independent non-executive directors, the above connected transactions referred to in paragraphs (g), (h), (i), (j), and (k) have been or will be entered into in our ordinary course of business and on normal commercial terms or on terms that are fair and reasonable so far as our shareholders are concerned and the connected transactions referred to in paragraphs (a), (b), (c), (d), (e) and (f) have been and will be entered into on terms that are fair and reasonable so far as our shareholders are concerned. Because we believe that full disclosure and prior approval of all of such connected transactions in full compliance with the listing rules would be impracticable and add additional administrative costs to us, we have applied to the Hong Kong Stock Exchange for waivers from certain requirements of the listing rules.

The Hong Kong Stock Exchange has indicated that it will grant a waiver if:

     (A) in relation to the connected transactions referred to in paragraphs
(a) to (f), the transactions, and the respective agreements (if any) governing such transactions, are on terms that are fair and reasonable so far as our shareholders are concerned, and in relation to the connected transactions referred to in paragraphs (g) to (k), the transactions, and the respective agreements (if any) governing such transactions, are:

          (i) entered into by us in our ordinary and usual course of business;
         (ii) either on normal commercial terms or, where there is no available comparison, on terms no less favorable than those available to independent third parties; and
        (iii) on terms that are fair and reasonable so far as our shareholders are concerned;

     (B) brief details of the transactions in each year including the date or period of the transaction, the parties thereto and a description of their connected relationship, a brief description of the transaction and the purpose of the transaction, the total consideration and the terms, and the nature and extent of the interest of the connected person in the transaction, are disclosed in our annual report and accounts for the relevant year;

     (C) our independent non-executive directors annually review the transactions and confirm, in our annual report and accounts for the year in question, that such transactions have been conducted in the manner stated in condition (A) above and, where applicable, within the limit stated in condition (E) below;

     (D) our auditors carry out review procedures annually on the transactions and confirm to our directors in writing that the transactions:

          (i)  received the approval of our directors;

          (ii) have been entered into in accordance with the pricing policies set forth in our financial statements; and

         (iii) have been entered into in accordance with the terms of the agreement governing the transactions or, where there is no agreement, on terms that are not less favorable than terms available to independent third parties.

     For the purpose of the above review by our auditors, CNOOC has undertaken to us that it will provide the auditors with access to its accounting records;

     (E) the aggregate annual volume of transactions do not exceed the limits set out below:


      The transactions                                  Annual cap on aggregate value of transactions
      ----------------                                  ---------------------------------------------
      Materials, utilities and ancillary services       10% of our audited consolidated total revenues
      supply agreements                                 in the immediate preceding financial year

      Technical                                         services in respect of each of the years ending
                                                        December 31, 2000, 2001 and 2002, Rmb 2,200
                                                        million, Rmb 3,800 million and Rmb 5,300 million,
                                                        respectively


      Research and development services for particular  in respect of each of the years ending December
      projects                                          31, 2000, 2001 and 2002, Rmb 140 million, Rmb 150
                                                        million and Rmb 160 million, respectively

      Sales of crude oil, condensate oil and liquefied  in respect of each of the years ending December
      petroleum gas                                     31, 2000, 2001 and 2002, 4%, 25% and 38%, respectively,
                                                        of our audited consolidated total revenues in the
                                                        immediate preceding financial year

      The transactions                                  Amounts set out in the relevant agreement
      ----------------                                  ------------------------------------------

      General research and development services         Rmb 110 million
      agreement

      Lease and management agreements                   Rmb 55 million


and;

     (F) we undertake that if any of the terms of the agreements or transactions referred to above are altered, or if we enter into any new agreements with any connected persons (within the meaning of the listing rules) in the future, or if the limits stated in (E) above are exceeded, we will comply with the provisions of the listing rules dealing with connected transactions unless a separate waiver from the Hong Kong Stock Exchange has been obtained.


     (i) Other Transactions

     On August 27, 2001, CNOOC China Limited, entered into an agreement with CNOOC to acquire CNOOC's interest in a joint venture with China Petrochemical Corporation with respect to certain oil and gas fields in Xihu Trough for a total consideration of US$45.0 million in cash. Xihu Trough is located in the East China Sea, 400 kilometers east of Shanghai. We will be the operator of the property. The acquisition was negotiated on an arm's length basis and reflected normal commercial terms.

Directors' Interests

     Our directors have no interest in any business which competes or might compete with our businesses.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.   Financial Information

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See pages F-1 to F-53 following Item 19.

Legal Proceedings

     The Company is not a defendant in any material litigation, claim or arbitration, and we know of no pending or threatened proceeding which would have a material adverse effect on our financial condition.

Dividend Distribution Policy

     We intend to declare and pay dividends in the future. The payment and the amount of any dividends will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. In addition, as our controlling shareholder, CNOOC will be able to influence our dividend policy. Holders of our shares will be entitled to receive such dividends declared by our board of directors pro rata according to the amounts paid up or credited as paid up on the shares. Subject to the factors described above, we currently intend to pursue a dividend policy consistent with other international oil and gas exploration and production companies. Based on current share prices and dividends of international oil and gas exploration and production companies, we currently intend to target an initial dividend yield of approximately 1%.

     Dividends may be paid only out of our distributable profits as permitted under Hong Kong law, which does not restrict the payment of dividends to nonresident holders of our securities. To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations.

     Holders of our ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our shares, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid to the depositary in Hong Kong dollars and, will be converted by the depositary into U.S. dollars and paid to holders of ADSs. Stock dividends, if any, will be distributed to the depositary and will be distributed by the depositary, in the form of additional ADSs, to holders of the ADSs.

     Following the reorganization of CNOOC and our establishment as a separate legal entity in October 1999, we paid dividends of Rmb 1,045.4 million (US$126.3 million) in March 2000 and declared a dividend of Rmb 6,426.4 million (US$776.4 million) on December 20, 2000, which was paid in full prior to February 1, 2001. On August 27, 2001, we declared a dividend of Rmb 871.8 million (US$105.3 million), which was paid in full prior to October 31, 2001. On March 27, 2002, our board of directors proposed a final dividend for 2001 of HK$0.15 per share, totaling HK$1,232.1 million (US$158.0 million). The proposed final dividend distribution is subject to our shareholders' approval in the next shareholders meeting. We have not declared or paid any other dividends. The amount of dividends we paid historically prior to our initial public offering is not indicative of the dividends that we will pay in the future.

     Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited. CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends. As a wholly foreign owned enterprise in China, CNOOC China has to provide for a reserve fund and staff and workers' bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNOOC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. Appropriations to the staff and workers' bonus and welfare fund, which are determined at the discretion of CNOOC China's directors, are charged to expense as incurred in the consolidated financial statements, which were prepared under HK GAAP. None of CNOOC China's contributions to these statutory funds may be used for dividend purposes.

     For the years ended December 31, 1999, 2000 and 2001, CNOOC China Limited made the following appropriations to the statutory reserves:


                                     For the year ended          For the year ended       For the year ended
                                     -------------------         -------------------      ------------------
                                     December 31, 1999           December 31, 2000         December 31, 2001
                                     -------------------         -------------------      ------------------
                                 Percentage        Rmb        Percentage       Rmb      Percentage      Rmb
                                 ----------        ---        ----------      -----     ----------      ----
                               of Net Profits (in millions)     of Net    (in millions)  of Net    (in millions)
                               -------------- -------------   ----------  -------------- ---------- -----------
                                                                Profits                  Profits
                                                                -------                  -------
Reserve fund                       10%           100.9           10%         847.5        10%         587.0
Staff and workers' bonus and        5%            50.4           --           --          0.7%        40.0
welfare fund

     Prior to our reorganization, CNOOC China was not required to make contributions to these reserve funds. Because the appropriations for these funds are determined annually by CNOOC China's board of directors based on year-end financial statements, there were no appropriations to these funds for the year ended December 31, 2000.

B.   SIGNIFICANT CHANGES


     On March 8, 2002, CNOOC Finance (2002) Limited, our wholly-owned subsidiary successfully issued 10-year global bonds in the aggregate principal amount of US$500 million with a coupon of 6.375%. The notes, fully guaranteed by us, were priced at 163 basis points over the benchmark 10-year U.S. Treasury (with a yield of 4.913%). The notes are rated Baa2 with positive outlook by Moody's Investors Service and BBB by Standard & Poor's Ratings Services.

     In the first quarter of 2002, we repaid Rmb 1,081.7 million (US$130.7 million) of our long-term debt, which included repayment of Rmb 771.7 million (US$93.2 million) in principal amount due and prepayment of Rmb 310 million (US$37.5 million). After consolidation of the bond offering and the repayment and prepayment, our long-term debt outstanding as of March 31, 2002 was Rmb 7,532.7 million (US$910.1 million).

     On April 19, 2002, we announced the completion of the acquisition of nine subsidiaries of Repsol YPF, S.A. for an aggregate consideration of US$591.86 million. The acquisition has effect from January 1, 2002. See "Item 4 - Information on the Company - Principal Oil and Gas Regions - Overseas Activity" and "Item 5 - Operating and Financial Review and Prospects - Operating Results - The Repsol Acquisition."

ITEM 9.   THE OFFER AND LISTING

     Not applicable, except for Item 9.A.4 and Item 9.C.

     The following table sets forth, for the periods indicated, the high and low closing prices per H Share, as reported on the Stock Exchange of Hong Kong, and per ADS, as reported on the New York Stock Exchange.


                                     The Stock Exchange of Hong Kong          The New York Stock Exchange
                                     -------------------------------          ---------------------------
Period                                 High                    Low            High                   Low
                                                   (HK$)                                 (US$)
2001*                                   8.70                    6.00           22.00                 15.70
2001 Financial Quarters
   1st Quarter*............             7.30                    6.80          18.48                  15.70
   2nd Quarter.............             8.70                    6.20          22.00                  16.00
   3rd Quarter.............             8.50                    7.00          21.75                  18.10
   4th Quarter.............             8.15                    6.90          20.70                  17.35

Last six months
   November 2001...........             7.80                    6.90          20.00                  17.67
   December 2001...........             7.65                    6.90          19.69                  17.35
   January 2002............             8.25                    7.25          20.75                  19.00
   February 2002...........             9.00                    7.85          22.70                  20.05
   March 2002..............             9.95                    8.20          25.10                  21.39
   April 2002..............            10.70                    9.20          26.99                  23.60

* We listed our ordinary shares on the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange in February 2001.

ITEM 10.  ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     Incorporated by reference to our registration statement on Form F-1 (Registration No. 333-10862), to which our articles of association was filed as an exhibit.

C.   MATERIAL CONTRACTS

     Incorporated by reference to our registration statement on Form F-1 (Registration No. 333-10862), to which our material contracts were filed as exhibits. For information regarding certain material contracts, see "Item 7.B - Major Shareholders and Related Party Transactions - Related Party Transactions."

D.   EXCHANGE CONTROLS

     We receive substantially all of our revenues in Renminbi. A portion of such revenues will need to be converted into other currencies to meet our foreign currency obligations. The level of foreign currency requirements is generally typical of our foreign currency needs and, based primarily on our current contractual commitments, we do not expect our cash flow requirements for foreign currency to increase materially in the near term. However, no assurances can be given that our needs will not increase significantly as many factors which determine our needs, such as exchange rates and imported crude oil prices, are not within our control. We have substantial requirements for foreign currency, including:

     o    import of crude oil and other materials;

     o    debt service on foreign currency denominated debt;

     o    purchases of imported equipment; and

     o    payment of any cash dividends declared in respect of the H shares.

     The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. We may undertake current account foreign exchange transactions without prior approval from the State Administration of Foreign Exchange by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi to foreign currency.

     Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

     Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Although the Renminbi to US dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition. We do not currently hedge exchange rate fluctuations between the Renminbi and the US dollar or other currencies and currently have no plans to do so. For further information on our foreign exchange risks, foreign exchange rates, our hedging activities and our historical foreign currency requirements, see "Currencies and Exchange Rates" and "Item 5--Operating and Financial Review and Prospects--Market Risks--Foreign Exchange Rate Risk."

E.   TAXATION

     The taxation of income and capital gains of holders of our shares or ADSs is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of our shares or ADSs are resident or otherwise subject to tax. The following is a summary of taxation provisions that are anticipated to be material based on current law and practice, is subject to change and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in our shares or ADSs. In particular, the discussion does not address the tax consequences under state, local and other laws, such as non-Hong Kong and non-U.S. federal laws. Accordingly, we urge you to consult your tax adviser regarding the tax consequences of an investment in our shares and ADSs. The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to changes. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Hong Kong

Tax on Dividends

     Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us.

Profits Tax

     No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the shares and ADSs. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 16% on corporations and at a maximum rate of 15% on individuals. Gains from sales of the shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of shares or ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

     Hong Kong stamp duty, currently charged at the rate of HK$1.125 per HK$1,000 or part thereof on the higher of the consideration for or the value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of shares. For example, a total of HK$2.25 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares. The withdrawal of shares upon the surrender of ADRs, and the issuance of ADRs upon the deposit of shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit does not result in a change in the beneficial ownership of the shares under Hong Kong law. The issuance of the ADRs upon the deposit of shares issued directly to the depositary or for the account of the depositary does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

     The shares are Hong Kong property under Hong Kong law, and accordingly such shares may be subject to estate duty on the death of the beneficial owner of such shares, regardless of the place of the owner's residence, citizenship or domicile. We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADRs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADR even if the ADRs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

United States

Federal Income Tax Considerations

     The following is a summary of United States federal income tax considerations that are anticipated to be material for U.S. Holders, as defined below. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: partnerships, financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-U.S. Holders, or to persons that will hold our shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold our shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of our shares or ADSs.

     For purposes of this summary, an U.S. Holder is a beneficial owner of shares or ADSs that is for United States federal income tax purposes:

     o    an individual who is a citizen or resident of the United States;

     o a corporation, or other entity that is taxable as a corporation created in or organized under the laws of the United States or any State or political subdivision thereof;

     o an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

     o a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

     o a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day, and elected to continue to be so treated.

     A beneficial owner of our shares or ADSs that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

     A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis. Because the classification of certain of our interests for United States federal income tax purposes is uncertain and the PFIC rules are subject to administrative interpretation, however, no assurance can be given that we are not or will not be treated as a PFIC. The discussion below under "U.S. Holders Dividends" and "U.S. Holders Sale or Other Disposition of Shares or ADSs", assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes.

U.S. Holders

     For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the proportionate interest of the shares held by the depositary that is represented by an ADS and evidenced by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holders' proportionate interest in the shares. A U.S. Holder's tax basis in the withdrawn shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADS.

     Dividends. Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by us in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in our shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollars will be includible in income in a United States dollar amount based on the United States dollar to Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. U.S. Holders should consult their tax advisors regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of Hong Kong dollars received as dividends to United States dollars. Dividends received on shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

     Dividends received on shares or ADSs will be treated, for United States federal income tax purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit for federal income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.

     In addition, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of foreign withholding taxes could be affected by future actions that may be taken by the United States Treasury.

     Sale or Other Disposition of Shares or ADSs. A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such shares or ADSs, as each is determined in U.S. dollars. Any such capital gain or loss will be long-term if the shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives Hong Kong dollars for any such disposition, such U.S. Holder should consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the Hong Kong dollars to United States dollars.

PFIC Considerations

     If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sales of the shares or ADSs and (ii) any "excess distribution" paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Prospective investors are urged to consult their tax advisors regarding the potential tax consequences to them if we are or do become a PFIC, as well as certain elections that may be available to them to mitigate such consequences.

Non-U.S. Holders

     An investment in shares or ADSs by a Non-U.S. Holder will not give rise to any United States federal income tax consequences unless:

     o the dividends received or gain recognized on the sale of the shares or ADSs by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law, or

     o in the case of gains recognized on a sale of shares or ADSs by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met.

     In order to avoid back-up withholding on dividend payments made in the United States, a Non-U.S. Holder of the shares or ADSs may be required to complete, and provide the payer with, an Internal Revenue Service Form W-8BEN, or other documentary evidence, certifying that such holder is an exempt foreign person.

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.   STATEMENT BY EXPERTS

     Not applicable.

H.   DOCUMENTS ON DISPLAY

     We filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form F-1 (Registration No. 333-10862) under the Securities Act in connection with the ADSs offered in the global offering. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or documents.

     You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549. You may also inspect the registration statements, including their exhibits and schedules, at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the internet at its website at http://www.sec.gov.


I.   SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11.  QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     See "Item 5--Operating and Financial Review and Prospects--Market Risks."

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

     None.

B.   USE OF PROCEEDS

     As of March 31, 2002, we have used approximately Rmb 6,234.5 million (US$753.3 million) from the net offering proceeds of our initial public offering in February 2001 to fund our capital expenditures and investments and approximately Rmb 1,657 million (US$200.2 million) from the net offering proceeds to pay to CNOOC in respect of retirement benefits payable to retired CNOOC employees. The remainder of the proceeds was held in bank deposits in a separate account as of March 31, 2002, and will be applied to fund our capital expenditures and investment. None of the payments were direct or indirect payments to our directors, officers or affiliates.

ITEM 15.  RESERVED

ITEM 16.  RESERVED

                                   PART III

ITEM 17.   FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

     See pages F-1 to F-53 following Item 19.

ITEM 19.   EXHIBITS

     The following documents are filed as part of this annual report:

1.1 Articles of Association of the Registrant, incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
             Number: 333-10862).

1.2 Memorandum of Association of the Registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
             Number: 333-10862).

4.1 The Asset Swap Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to
             Exhibit 10.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.2 The Asset Allocation Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to
             Exhibit 10.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.3 The Reorganisation Agreement dated September 13, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.4 Form of the Equity Transfer Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.5 Form of the Transfer Agreement dated October 1, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the 37 production sharing contracts and one geophysical exploration agreement, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.6 Form of Equity Transfer Agreement between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited regarding the transfer of the rights and obligations under Joint Venture Contract of Shanghai Petroleum and Natural Gas Company Limited dated July 28, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
             Number: 333-10862).

4.7 Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated December 22, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.8 Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated November 7, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.9 Transfer Agreement dated September 9, 1999 among CNOOC, Offshore Oil Company Limited, the four PRC subsidiaries and CNOOC's affiliates regarding the transfer of the rights and obligations of the technical services agreements to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.10 Nanshan Terminal Leasing Agreement dated September 9, 1999 between CNOOC, Hainan China Oil and Offshore Natural Gas Company and Offshore Oil Company Limited, incorporated by reference to
             Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
             333-10862).

4.11 Trademark Licence Agreement dated September 9, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.12 Trademark Licence Agreement dated September 9, 1999 between China Offshore Oil Marketing Company, CNOOC Limited and Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to
             Exhibit 10.12 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
             333-10862).

4.13 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
             Number: 333-10862).

4.14 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 between China Offshore Oil Eastern South China Sea Corporation and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.15 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 between China Offshore Oil Western South China Sea Corporation and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.16 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 between China Offshore Oil East South China Sea Corporation and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.17 General Research and Development Agreement dated September 9, 1999 between China Ocean Oil Research Institute and Offshore Oil Company Limited, incorporated by reference to Exhibit
             10.17 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.18 Property Leasing Agreement dated September 9, 1999 between Wui Hai Enterprise Company Limited and Offshore Oil Company Limited in respect of the office premises at 6th, 7th and 8th Floors, CNOOC Plaza, No. 6 Dong Zhi Men Wai Xiao Jie, Beijing, incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.19 Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Western South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 9th Floors, Nantiao Road, Potou District Zhangjiang, Guangdong, incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.20 Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 7th Floors and 9th Floor, 2-37 He Kou Jie, Tanggu District, Tianjin, incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
             Number: 333-10862).

4.21 Property Leasing Agreement dated September 9, 1999 between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 20th, 22nd and 23rd Floors, 583 Ling Ling Road, Shanghai, the PRC, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
             Number: 333-10862).

4.22 Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Eastern South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 3rd Floor and 6th to 11th Floors, 1 Second Industrial Road, Shekou, Shenzhen, the PRC, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.23 Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the Chengbei Warehouse, Chengbei Road, Tanggu District, Tianjin City, the PRC, incorporated by reference to
             Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
             333-10862).

4.24 Property Leasing Agreement dated September 9, 1999 between Overseas Oil & Gas Corporation Ltd. and China Offshore Oil (Singapore) International Pte. Ltd. in respect of the residential premises at 10-01 and 17-002 Aquamarine Tower, 50 Bayshore Road, 13-05 Jade Tower, 60 Bayshore Road, Singapore, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
             Number: 333-10862).

4.25 Suizhong Pier Agreement dated September 9, 1999 between Offshore Oil Company Limited and China Offshore Bohai Corporation, incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.26 Form of Novation Agreement among CNOOC, CNOOC China Limited, the Banks and other financial institution and the Fuji Bank Limited Hong Kong Branch, as agent, in respect of the transfer of the US$110 million syndicated loan, incorporated by reference to
             Exhibit 10.26 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
             333-10862).

4.27 Form of the Undertaking Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.28 Employment Contract between CNOOC Limited and Liucheng Wei (Service Agreement for Director, incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
             333-10862).

4.29 Employment Contract between CNOOC Limited and Chengyu Fu (Service Agreement for Director, incorporated by reference to Exhibit
             10.29 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.30 Employment Contract between CNOOC Limited and Shouwei Zhou (Service Agreement for Director, incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
             333-10862).

4.31 Form of Pre-Global Offering Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit
             10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.32 Form of Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.33 Subscription Agreement dated March 17, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.34 Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hutchison International Limited, incorporated by reference to
             Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
             333-10862).

4.35 Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hongkong Electric Holdings Limited, incorporated by reference to
             Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
             333-10862).

4.36 Subscription Agreement dated June 28, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.37 Corporation Placing Agreement dated February 6, 2001 among CNOOC Limited, China National Offshore Oil Corporation, Shell Eastern Petroleum (Pte) Limited and Merrill Lynch Far East Limited, incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

8        List of Subsidiaries.

10 Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co. pursuant to the requirements of the United States Securities and Exchange Commission.

                                   Signature

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report of its behalf.


                                   CNOOC Limited


                                   /s/ Cao Yunshi
                                   -------------------------
                                   Name:   Cao Yunshi
                                   Title:  Company Secretary, General Counsel
                                           and Senior Vice President


Date:  May 23, 2002

CNOOC LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



                         INDEX TO FINANCIAL STATEMENTS


                                                                                             Page
CNOOC LIMITED AND ITS SUBSIDIARIES
  Report of Independent Public Accountants                                                   F-2
  Consolidated statements of income for the years ended December 31, 2001, 2000, and
   1999                                                                                      F-3
  Consolidated balance sheets as of December 31, 2001 and 2000                               F-4
  Consolidated statements of recognized gains and losses for the years ended
    December 31, 2001, 2000, and 1999                                                        F-5
  Consolidated statements of cash flows for the years ended December 31, 2001, 2000,
    and 1999                                                                                 F-6
  Notes to the consolidated financial statements                                             F-7


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of CNOOC Limited:

We have audited the accompanying consolidated balance sheets of CNOOC Limited (established in the Hong Kong Special Administrative Region, the People's Republic of China) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, recognized gains and losses and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the management of CNOOC Limited. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America and auditing standards established by the Hong Kong Society of Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial positions of CNOOC Limited and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in Hong Kong ("Hong Kong GAAP").

Hong Kong GAAP does not conform to generally accepted accounting principles in the United States of America. A description of the significant differences between those two generally accepted accounting principles and the effect of those differences on net income and shareholders' equity is set forth in Note 36 to the consolidated financial statements.





ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong
March 27, 2002

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(All amounts expressed in thousands, except per share and per ADS data)


                                           Notes         1999            2000            2001             2001
                                           -------  ---------------  --------------  --------------  ---------------
                                                       RMB'000          RMB'000         RMB'000         US$'000
Turnover
   Oil and gas sales                       5, 27       11,397,873       18,819,323      17,560,788       2,121,739
   Marketing revenues                        6          3,804,367        5,126,015       2,537,032         306,531
   Other income                                           108,347          278,580         721,737          87,202
                                                    ---------------  --------------  --------------  ---------------
                                                       15,310,587       24,223,918      20,819,557       2,515,472
     Total revenues                                 ---------------  --------------  --------------  ---------------

Expenses
   Operating expenses                        27        (1,855,309)      (2,124,078)     (2,329,130)       (281,412)
   Production taxes                          10          (578,878)      (1,036,729)       (883,768)       (106,779)
   Exploration costs                         27          (246,402)        (552,869)     (1,039,297)       (125,571)
   Depreciation, depletion and
     amortization                                      (2,373,380)      (2,577,882)     (2,566,920)       (310,142)
   Dismantlement and site restoration
     allowance                               22          (177,090)        (103,569)        (90,367)        (10,918)
   Impairment losses related to property,
     plant and equipment                                        -                -         (99,675)        (12,043)
   Crude oil and product purchases           6         (3,736,671)      (5,097,765)     (2,453,312)       (296,415)
   Selling and administrative expenses     8, 27         (516,485)        (456,002)       (615,389)        (74,353)
   Interest, net                           9, 27         (567,995)        (238,380)        201,072          24,294
   Exchange (loss) gain, net                             (431,980)         381,336         235,409          28,443
   Other                                                   (5,423)        (217,599)       (517,876)        (62,571)
                                                    ---------------  --------------  --------------  ---------------
                                                      (10,489,613)     (12,023,537)    (10,159,253)     (1,227,467)
     Total expenses                                 ---------------  --------------  --------------  ---------------

Investment income                            17                 -                -         220,650          26,659
                                                    ---------------  --------------  --------------  ---------------
Share of profit of an associated company     14            13,301          218,326          89,963          10,870
                                                    ---------------  --------------  --------------  ---------------

Non-operating (loss) income, net                             (911)        (196,031)         34,941           4,222
                                                    ---------------  --------------  --------------  ---------------

Income before taxation                                  4,833,364       12,222,676      11,005,858       1,329,756

Provision for taxation                       10          (721,925)      (1,926,076)     (3,048,227)       (368,295)
                                                    ---------------  --------------  --------------  ---------------

Net income                                              4,111,439       10,296,600       7,957,631         961,461
                                                    ===============  ==============  ==============  ===============

Net income per share, basic and diluted      12     RMB     0.69     RMB     1.63    RMB     1.00    US$     0.12
                                                    ===============  ==============  ==============  ===============

Net income per ADS, basic and diluted        12     RMB    13.70     RMB    32.53    RMB    20.04    US$     2.42
                                                    ===============  ==============  ==============  ===============








The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

(All amounts expressed in thousands, except for share number and per share data)


                                                    Notes          2000             2001              2001
                                                  ---------- -----------------  --------------- -----------------
ASSETS                                                           RMB'000          RMB'000           US$'000
Non-current assets
   Property, plant and equipment, net              13, 27          22,654,375       23,827,499         2,878,899
   Investment in an associated company               14               471,027          461,990            55,819
                                                             -----------------  --------------- -----------------

                                                                   23,125,402       24,289,489         2,934,718
                                                             -----------------  --------------- -----------------
Current assets
   Cash and cash equivalents                                        2,796,627        6,393,724           772,506
   Time deposits with maturities over three months                  3,424,512        2,050,000           247,686
   Short-term investments                            17               300,000        8,895,804         1,074,814
   Accounts receivable, net                          15             1,916,190        1,194,180           144,284
   Inventories and supplies                          16               626,864          627,337            75,796
   Due from related companies                        21               162,688          176,519            21,327
   Other current assets                                               245,122          692,595            83,682
                                                             -----------------  --------------- -----------------

                                                                    9,472,003       20,030,159         2,420,095
                                                             -----------------  --------------- -----------------

Total assets                                                       32,597,405       44,319,648         5,354,813
                                                             =================  =============== =================

EQUITY AND LIABILITIES

Capital and reserves
   Common stock, par value of HK$0.10 each,
     15,000,000,000 shares authorized,
     6,557,575,755 and 8,214,165,655 shares
     issued respectively                             23               701,181          876,978           105,959
   Reserves                                          25            15,420,622       32,433,528         3,918,702
                                                             -----------------  --------------- -----------------

                                                                   16,121,803       33,310,506         4,024,661
                                                             ---------------------------------- -----------------
Non-current liabilities
   Long-term bank loans                              18             4,748,844        3,255,699           393,362
   Dismantlement and site restoration allowance      22             1,507,763        1,598,130           193,090
   Deferred tax liabilities                          10             1,451,220        1,763,637           213,087
                                                             ---------------------------------- -----------------

                                                                    7,707,827        6,617,466           799,539
                                                             ---------------------------------- -----------------
Current liabilities
   Current portion of long-term bank loans           18               997,533        1,231,840           148,834
   Accounts payable                                  19               342,249          591,624            71,482
   Other payables and accrued liabilities            20               657,656          813,146            98,245
   Dividends payable                                 11             3,397,323                -                 -
   Due to parent company                             21             1,782,497          125,493            15,162
   Due to related companies                          21               132,259          157,823            19,069
   Taxes payable                                                    1,458,258        1,471,750           177,821
                                                             ---------------------------------- -----------------

                                                                    8,767,775        4,391,676           530,613
                                                             -----------------  --------------- -----------------

Total liabilities                                                  16,475,602       11,009,142         1,330,152
                                                             -----------------  --------------- -----------------

Commitments and contingencies                        28

Total equity and liabilities                                       32,597,405       44,319,648         5,354,813
                                                             =================  ================ ================

The accompanying notes are an integral part of these financial statements.


CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RECOGNIZED GAINS AND LOSSES
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(All amounts expressed in thousands)


                                                 1999             2000              2001              2001
                                           ----------------- ---------------- ----------------- -----------------
                                               RMB'000           RMB'000          RMB'000           US$'000
Surplus on revaluation of properties               170,598           104,073                -                 -
Exchange differences on translation of
    the financial statements of foreign
    entities                                             -            (6,350)             702                85
                                           ----------------- ---------------- ----------------- -----------------
Net gains not recognized in the income
    statement                                      170,598            97,723              702                85

Net income for the year                          4,111,439        10,296,600        7,957,631           961,461
                                           ----------------- ---------------- ----------------- -----------------

Total recognized gains and losses                4,282,037        10,394,323        7,958,333           961,546
                                           ================= ================ ================= =================


































The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(All amounts expressed in thousands)




                                           Notes        1999            2000             2001             2001
                                          -------- --------------- ---------------- ---------------- ----------------
                                                       RMB'000         RMB'000          RMB'000          US$'000
Net cash inflow from operating activities  31(a)        8,171,846      14,429,703       14,024,982        1,694,534
                                                   --------------- ---------------- ----------------- ----------------

Returns on investments and servicing of
   finance
   Interest received                                       53,709         163,461          317,706           38,386
   Interest paid                                         (704,826)       (501,383)        (124,422)         (15,033)
   Short-term investment income received                        -               -           53,641            6,481
   Dividends received                                           -          21,000           99,000           11,961
   Dividends paid                                               -      (4,074,466)      (4,268,517)        (515,733)
                                                   --------------- ---------------- ----------------- ----------------
                                                         (651,117)     (4,391,388)      (3,922,592)        (473,938)
                                                   --------------- ---------------- ----------------- ----------------
Taxation
   PRC income tax paid                                   (182,056)       (851,230)      (2,584,451)        (312,260)
   Overseas tax paid                                      (15,454)        (28,850)         (26,999)          (3,262)
                                                   --------------- ---------------- ----------------- ----------------
                                                         (197,510)       (880,080)      (2,611,450)        (315,522)
                                                   --------------- ---------------- ----------------- ----------------

Investing activities
   Purchases of property, plant and
     equipment                                         (4,069,690)     (4,403,968)      (4,342,622)        (524,687)
   Proceeds from disposal of property,
     plant and equipment                                        -          27,148            6,313              763
   (Increase) Decrease in time deposits
     with maturities over three months                          -      (3,424,512)       1,374,512          166,072
   Additions of short-term investments                          -        (300,000)      (8,699,312)      (1,051,073)
   Disposals of short-term investments                          -               -          308,506           37,274
   (Increase) Decrease in due from
     related companies                                   (372,368)        240,726          (13,831)          (1,671)
                                                   --------------- ---------------- ----------------- ----------------
                                                       (4,442,058)     (7,860,606)     (11,366,434)      (1,373,322)
                                                   --------------- ---------------- ----------------- ----------------

Net cash inflow (outflow) before financing              2,881,161       1,297,629       (3,875,494)        (468,248)
                                                   --------------- ---------------- ----------------- ----------------

Financing                                  31(b)
   Proceeds from short-term bank loans                    813,965         339,423        2,500,000          302,057
   Repayment of bank loans                             (2,143,892)     (3,371,657)      (3,497,533)        (422,581)
   Net proceeds from Private Placements                         -       3,769,664                -                -
   Net proceeds from issue of ordinary
     shares                                                     -               -       10,101,564        1,220,497
   (Decrease) Increase in due to parent
     company                                             (786,412)         47,256       (1,657,004)        (200,203)
   Increase (Decrease) in due to related
     companies                                            159,844        (164,570)          25,564            3,088
   Return of capital to CNOOC                            (471,560)              -                -                -
                                                   --------------- ---------------- ----------------- ----------------
                                                       (2,428,055)        620,116        7,472,591          902,858
                                                   --------------- ---------------- ----------------- ----------------

Net increase in cash and cash equivalents                 453,106       1,917,745        3,597,097          434,610
Cash and cash equivalents, beginning of
   year                                                   425,776         878,882        2,796,627          337,896
                                                   --------------- ---------------- ----------------- ----------------

Cash and cash equivalents, end of year                    878,882       2,796,627        6,393,724          772,506
                                                   =============== ================ ================ =================





The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi unless otherwise stated)


1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

CNOOC Limited ("We") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on August 20, 1999 to hold the interests in the entities now comprising our subsidiaries. We and our subsidiaries are principally engaged in exploration, development, production and sales of crude oil, natural gas and other Petroleum.

Prior to our formation, the businesses and operations were carried on by China National Offshore Oil Corporation ("CNOOC"). All such businesses and operations were transferred to us pursuant to a reorganization effective on October 1, 1999, in preparation for the public offering of our shares (the "Reorganization"). As a result of the Reorganization, CNOOC's interests in offshore oil and gas exploration, development, production and sales businesses in and outside of the PRC were transferred to us. CNOOC's assets and liabilities relating to such businesses in the PRC were transferred to our wholly owned subsidiary, CNOOC China Limited, a wholly foreign owned enterprise established in the PRC. CNOOC's interests in offshore oil and gas businesses outside of the PRC were transferred to our wholly owned subsidiaries, CNOOC International Limited, a company incorporated in the British Virgin Islands, and China Offshore Oil (Singapore) International Pte. Ltd., a company incorporated in Singapore.

As of December 31, 2001, we had direct or indirect interests in the following principal subsidiaries. All of these entities are private limited companies and were owned by CNOOC upon their incorporation/establishment except for CNOOC International Limited which was owned by us upon its incorporation:

                                                 Percentage of
                         Place and date of      equity interest
                          incorporation /        attributable       Issued and
   Name of entity          establishment             to us        paid up capital       Principal activities
--------------------- ---------------------- ------------------- ----------------- ----------------------------
Directly held subsidiaries:

CNOOC China           Tianjin, the PRC       100%                 RMB10 billion      Offshore petroleum
 Limited                September 15,                                                  exploration, development,
                        1999                                                           production and sales in
                                                                                       the PRC

CNOOC International   British Virgin Islands 100%                 US$2               Investment holding
 Limited                August 23, 1999

China Offshore Oil    Singapore              100%                 S$3 million        Sales and marketing of
 (Singapore)            May 14, 1993                                                   petroleum outside of the
 International                                                                         PRC
 Pte. Ltd.

Indirectly held subsidiaries*:

Malacca Petroleum     Bermuda                100%                 US$12,000          Investment holding
Limited                 November 2, 1995

OOGC America, Inc.    State of Delaware,     100%                 US$1,000           Investment holding
                        United States of
                        America
                        September 2, 1997

OOGC Malacca Limited  Bermuda                100%                 US$12,000          Investment holding
                        November 2, 1995

CNOOC Southeast Asia  Bermuda                100%                 US$12,000          Investment holding
 Limited**              May 16, 1997




*     Indirectly held through CNOOC International Limited.
**    Formerly known as OOGC Myanmar Limited

2.    BASIS OF PRESENTATION

Prior to the Reorganization, we and our subsidiaries did not exist as separate legal entities and our business operations were conducted by CNOOC and its various affiliates. In connection with the Reorganization, CNOOC's oil and gas exploration, development, production and sales businesses and operations conducted both inside and outside of the PRC were transferred to us.

As CNOOC controlled the businesses and operations transferred to us before the Reorganization and continues to control us after the Reorganization, accordingly, the transfer of the businesses and operations has been accounted for as reorganization of companies under common control in a manner similar to a pooling of interests.

On the basis described above, the financial statements have been prepared to present our operating results for the year ended December 31, 1999 as if the businesses and operations had been transferred to us at the beginning of the year presented. Consequently, the assets, liabilities, revenues and expenses that are clearly applicable to the businesses and operations transferred to us are included in the financial statements. For those expenses for which specific identification method was not practical, the following allocation basis was adopted:

                                                                   Basis
                                                           --------------------

Salaries                                                   Number of employees
Accounting and legal services                              Number of employees
Advertising expenses                                       Revenues
Training                                                   Number of employees
Pension liabilities                                        Number of employees
Rental and depreciation                                    Floor area
Other selling and administrative expenses                  Number of employees

The employee count, floor area and revenue data used to allocate expenses represent historical operating statistics that existed during the years that they were being used to allocate costs. Management believes that the foregoing is a reasonable basis of estimating what our expenses would have been on a stand-alone basis prior to the Reorganization.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("Hong Kong GAAP"). This basis of accounting differs from that used in the management accounts of CNOOC to account for the businesses and operations transferred to us. The management accounts of CNOOC were prepared in accordance with the accounting principles and the financial regulations applicable to state-owned enterprises established in the PRC.

As the accompanying consolidated financial statements are in conformity with Hong Kong GAAP, the significant differences between Hong Kong GAAP and generally accepted accounting principles in the United States of America ("US GAAP") are set forth in Note 36.

3.    PRINCIPAL ACCOUNTING POLICIES

(a)   Adoption of Statements of Standard Accounting Practice

In the current year, we have adopted, for the first time, the following Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants ("Hong Kong SSAPs"):

Hong Kong SSAP9 (revised)         Event after the balance sheet date
Hong Kong SSAP14 (revised)        Leases
Hong Kong SSAP26                  Segment reporting
Hong Kong SSAP28                  Provisions, contingent liabilities and
                                  contingent assets
Hong Kong SSAP29                  Intangible assets
Hong Kong SSAP30                  Business combinations
Hong Kong SSAP31                  Impairment of assets
Hong Kong SSAP32                  Consolidated financial statements and
                                  accounting for investments in subsidiaries

In addition to the adoption of the above standards, we have adopted the consequential changes made to Hong Kong SSAP 10 "Accounting for investments in associates", Hong Kong SSAP 17 "Property, plant and equipment", Hong Kong SSAP 18 "Revenue" and Hong Kong SSAP 21 "Accounting for interests in joint ventures".

The impact of adopting the above new Hong Kong SSAPs is not significant and, accordingly, no prior period adjustment has been made on our financial statements.

(b)   Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(c)   Basis of consolidation

The consolidated financial statements include the financial statements of us and our subsidiaries. This control is normally evidenced when we have the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. In addition, if we hold, either directly or indirectly, more than 50% of the issued share capital or controls more than half of the voting power or the composition of the board of directors of the subsidiaries, control is assumed.

Intragroup balances and transactions, and resulting unrealized profits are eliminated in full. Unrealized losses resulting from intragroup transactions are eliminated unless cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(d)   Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized on the following basis:

(i)   Oil and gas sales

Revenues represent the invoiced value of sales of oil and gas attributable to our interests, net of royalties and government share of allocable share oil, and are recognized when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

Oil and gas lifted and sold by us above or below our participating interests in the production sharing contracts result in overlifts and underlifts. We record these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets. Settlement will be in kind when the liftings are equalized or in cash when production ceases.

We entered into a gas sales contract with a customer which contain take-or-pay clauses. The clause requires the customer to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, the customer must pay for the deficiency gas, even though the gas is not taken. The customer can offset the deficiency payment against any future purchases in excess of the specified volume. We recorded the deficiency payment as deferred revenue which is included in other payables until make-up gas is taken by the customer. As of December 31, 2001, deferred revenue amounted to approximately RMB5,581,000 (2000: RMB24,208,000).

(ii)  Marketing revenues

Marketing revenues represent sales of oil purchased from the foreign partners under the production sharing contracts and revenues from trading of oil through our subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil, are transferred to us from the foreign partners and other unrelated oil and gas companies before we sell such oil to our customers. The cost of the oil sold is included in crude oil and product purchases.

(iii) Other income

Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognized when the services are rendered.

(iv)  Interest income

Interest income from deposits placed with banks and other financial institutions is recognized on a time proportion basis that takes into account the effective yield on the assets.

(v)   Dividend income

Dividend income is recognized when the right to receive payment is established.

(e)   Research and development costs

Research and development costs are recognized as expenses in the period in which they are incurred.

(f)   Property, plant and equipment

Property, plant and equipment comprise oil and gas properties, land and buildings, and vehicles and office equipment.

(i)   Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. We capitalize initial acquisition costs of oil and gas properties, the costs of drilling and equipping successful exploratory wells, all development costs, including those renewals and betterments which extend the economic life of the assets, and the interest charges arising from borrowings used to finance the development of oil and gas properties before they are substantially ready for production. Costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well will not be carried as an asset for more than one year following completion of drilling. If, when that year has passed, a determination that proved reserves have been found cannot be made, the well shall be assumed to be impaired, and its costs shall be charged to the consolidated statements of income.

Productive oil and gas properties and other tangible and intangible costs of producing properties are amortized using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved reserves is used to determine the depreciation, depletion and amortization provision. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.

We estimate future dismantlement and site restoration costs for oil and gas properties with reference to the estimates provided from either external or internal engineers after taking into consideration the anticipated method of dismantlement and the extent of site restoration required in accordance with current legislation and industry practices. We provide for the future dismantlement and site restoration allowance using the unit-of-production method.

(ii)  Land and buildings

Land and buildings are stated at valuation less accumulated depreciation and accumulated impairment losses. Professional valuations are performed periodically with the last valuation performed on December 31, 2000. In the intervening years, our directors review the carrying value of land and buildings and adjustment is made where in our directors' opinion there has been a material change in value. Any increase in land and buildings valuation is credited to the revaluation reserves; any decrease is first offset against an increase in earlier valuation in respect of the same property and is thereafter charged to statements of income. Depreciation is calculated on the straight-line basis at annual rates estimated to write off valuation of each asset over its expected useful life, ranging from 30 to 50 years.

(iii) Vehicles and office equipment

Vehicles and office equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The straight-line method is adopted to depreciate the cost less salvage value of these assets over their expected useful life. We estimate the useful lives of vehicles and office equipment to be 5 years.

The useful lives of assets and method of depreciation, depletion and amortization are reviewed periodically.

When assets are sold or retired, their costs or revalued amounts and accumulated depreciation, depletion and amortization are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income.

(g)   Subsidiaries

A subsidiary is an enterprise in which we directly or indirectly hold more than 50% of its equity interest as a long-term investment and/or has the power to cast the majority of votes at its meetings of the board of directors.

(h)   Investment in an associated company

Investment in associate where significant influence is exercised by us are accounted for using the equity method in the consolidated financial statements, whereby the investment is initially recorded at cost and adjusted thereafter to recognize our share of the post-acquisition profits or losses of the associate, distributions received from the associate and other necessary alterations in our proportionate interest in the associate arising from changes in the equity of the associate that have not been included in the statement of income and less any accumulated impairment losses. Our share of post-acquisition results of the associate is included in the consolidated statement of income.

(i)   Short-term investments

Short-term investments are carried at fair value in the balance sheet. Any unrealized holding gain or loss of the investments is recognized in the statement of income in the period when it arises.

Upon disposal or transfer of the investments, any profit or loss thereon is accounted for in the statement of income.

(j)   Inventories and supplies

Inventories consist primarily of oil while supplies consist mainly of items for repair and maintenance of oil and gas properties. Inventories are valued at the lower of cost and net realizable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management's estimates based on prevailing market conditions. Supplies are capitalized to property, plant and equipment when used for renewals and betterments of oil and gas properties or recognized as expenses when used for daily operations.

(k)   Trade and other receivables

Trade and other receivables are stated at their cost, after provision for doubtful accounts.

(l)   Cash and cash equivalents

Cash represents cash on hand and deposits with banks and other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(m)   Operating leases

Lease of assets under which substantially all the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term.

(n)   Provisions

A provision is recognized when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

(o)   Taxation

We provide for income taxes on the basis of our net income for financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for income tax purposes.

Deferred taxation is provided under the liability method in respect of timing differences between income as computed for taxation purposes and income as stated in the financial statements to the extent that it is probable that a liability or asset will crystallize.

(p)   Foreign currency

The books and records are maintained in Renminbi ("RMB") except for our subsidiaries incorporated overseas. The books and records of the overseas subsidiaries are maintained either in Singapore dollars or United States dollars. Transactions in currencies other than the book currency during the year are translated into book currency at the exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies at the balance sheet date are translated into book currency at rates of exchange in effect at the balance sheet date. Exchange differences are dealt with in the consolidated statements of income in the period in which they arise.

On consolidation, the financial statements of our overseas subsidiaries are translated into RMB using the closing rate method, whereby assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and income and expenses are translated at the average rates of exchange during the year. Share capital, share premium and retained earnings are translated at historical rates. Translation differences arising therefrom are dealt with as movements in reserves.

For the convenience of the readers, translation of amounts from RMB into United States dollars ("US$") has been made at the rate of US$1.00=8.2766 on December 31, 2001. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2001, or at any other rate.

(q)   Borrowing costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortization of discounts or premiums relating to borrowings, and amortization of ancillary costs incurred in connection with arranging borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed as incurred, except when they are directly attributable to the acquisition or construction of the property, plant and equipment that necessarily takes a substantial period of time to prepare for its intended use in which case they are capitalized as part of the costs of that asset. Capitalization of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalsation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized incurred during a period should not exceed the amount of borrowing cost incurred during that period.

(r)   Retirement benefits and employee subsidies

We provide defined contribution plans based on local laws and regulations. The plans cover full-time employees and provide for contributions ranging from 9% to 22.5% of salary. Our contributions to defined contribution plans are charged to expense in the year to which they relate.

The cost of employee subsidies is charged to the statements of income as incurred.

(s)   Impairment of assets

Property, plant and equipment and investment in an associated company and subsidiaries are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized as an expense for items of property, plant and equipment and investments in an associated company and subsidiaries carried at cost, and treated as a revaluation decrease for buildings that are carried at revalued amounts to the extent that the impairment loss does not exceed the amount held in the revaluation surplus for that same building. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Reversal of impairment losses recognized in prior years is recorded when the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in income or as a revaluation increase.

(t)   Repairs and maintenance

Repairs and maintenance and overhaul costs are normally charged to the statement of income as operating expenses in the period in which it is incurred.

(u)   Financial instruments

We have currency swap contracts with financial institutions which are not designated as hedging instruments and are carried at fair value, with changes in fair value included in the statement of income.

(v)   Segments

Business segments: for management purposes we are organized on a worldwide basis into three major operating segments. The divisions are the basis upon which we report our primary segment information. Financial information on business and geographical segments is presented in Note 32.

Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated in consolidation.

(w)   Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

(x)   Subsequent events

Post-year-end events that provide additional information about a company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

4.    PRODUCTION SHARING CONTRACTS

We perform a significant amount of our oil and gas activities through production sharing contracts with international oil companies ("foreign partners").

For most production sharing contracts, foreign partners are required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

The development and operating costs are funded by us and the foreign partners according to the respective participating interests.

We have the option to take a participating interest of up to 51% in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries. The foreign partners retain the remaining participating interests.

After we exercise the option to take a participating interest in a production sharing contract, we account for the oil and gas properties using the "proportional method" under which we recognize our share of development costs, revenues and expenses from such operations based on our participating interest in the production sharing contract. We do not account for the exploration costs incurred by our foreign partners and their share of development costs and revenues and expenses from such operations.

Part of the annual gross production of oil and gas is distributed to the PRC government for the payment of royalties pursuant to a sliding scale. We and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate (see Note 10). In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interests according to the participating interests between us and the foreign partners. Any remaining oil after the foregoing is first distributed to the PRC government as share oil on a pre-determined ratio pursuant to a sliding scale and then distributed to us and the foreign partners based on their respective participating interests. As government share is not included in our interest in the annual production, our net sales do not include the sales revenue of the government share oil.

The foreign partners have the right to take possession of their allocable remainder oil for sale in the international market or to negotiate with us to sell their allocable remainder oil to us for resale in the PRC market.

5.    OIL AND GAS SALES


                                                              1999                2000               2001
                                                        ------------------  -----------------  ------------------
                                                             RMB'000            RMB'000             RMB'000
Gross sales                                                   12,681,879          21,747,888         19,663,251
Royalties                                                       (106,899)           (208,885)          (283,014)
Government share oil                                          (1,177,107)         (2,719,680)        (1,819,449)
                                                        ------------------  -----------------  ------------------

                                                              11,397,873          18,819,323         17,560,788
                                                        ==================  =================  ==================

6.    MARKETING PROFIT

                                                              1999                2000               2001
                                                        ------------------  -----------------  ------------------
                                                             RMB'000            RMB'000             RMB'000

Marketing revenues                                             3,804,367           5,126,015          2,537,032
Crude oil and product purchases                               (3,736,671)         (5,097,765)        (2,453,312)
                                                        ------------------  -----------------  ------------------

                                                                  67,696              28,250             83,720
                                                        ==================  =================  ==================

7.    DIRECTORS' AND FIVE HIGHEST PAID INDIVIDUALS

(a)  Details of directors' emoluments were as follows:

                                                              1999               2000                2001
                                                       ------------------- ------------------ -------------------
                                                            RMB'000             RMB'000            RMB'000

Fees for executive directors                                        194                   -                  -
Fees for non-executive directors                                      -                   -                890
Other emoluments for executive directors
   - basic salaries and allowances                                1,847                 400              6,106
   - bonus                                                           96                 440                560
   - pension scheme contribution                                    129                 160                207
   - other                                                        1,136               1,500              1,500

The emoluments of the directors analyzed by the number of directors and emolument ranges were as follows:

                                                                          Number of Directors
                                                        ---------------------------------------------------------
                                                              1999                2000               2001
                                                        ------------------  -----------------  ------------------

Up to HK$1,000,000                                                     7                   7                  6
HK$1,000,001 - HK$1,500,000                                            -                   -                  -
HK$1,500,001 - HK$2,000,000                                            -                   -                  2
HK$2,000,001 - HK$2,500,000                                            -                   -                  -
HK$2,500,001 - HK$3,000,000                                            -                   -                  1
                                                        ------------------  -----------------  ------------------

                                                                       7                   7                  9
                                                        ==================  =================  ==================


No directors had waived or agreed to waive any emoluments during the years ended December 31, 2001, 2000, and 1999.



7.    DIRECTORS' AND FIVE HIGHEST PAID INDIVIDUALS (CONT'D)

(b)  Details of emoluments of the five highest paid individuals were as follows:

                                                              1999               2000                2001
                                                       ------------------- ------------------ -------------------
                                                            RMB'000             RMB'000            RMB'000
Basic salaries and allowances                                     1,847                 400              7,280
Bonus                                                                96                 440              1,280
Pension scheme contribution                                         129                 160                416
Other                                                             1,136               1,500              1,500

Number of directors                                                   5                   5                  4
Number of employees                                                   -                   -                  1

Their emoluments were within the following bands:

                                                                      Number of Senior Executives
                                                        ---------------------------------------------------------
                                                              1999                2000               2001
                                                        ------------------  -----------------  ------------------

Up to HK$1,000,000                                                     5                   5                  1
HK$1,000,001 - HK$1,500,000                                            -                   -                  -
HK$1,500,001 - HK$2,000,000                                            -                   -                  2
HK$2,000,001 - HK$2,500,000                                            -                   -                  -
HK$2,500,001 - HK$3,000,000                                            -                   -                  2
                                                        ------------------  -----------------  ------------------

                                                                       5                   5                  5
                                                        ==================  =================  ==================

During the years ended December 31, 2001, 2000 and 1999, no emoluments were paid to the five highest paid individuals (including directors, members and employees) as an inducement to join or upon joining us or as compensation for loss of office.

8.    SELLING AND ADMINISTRATIVE EXPENSES

                                                              1999                2000               2001
                                                        ------------------  -----------------  ------------------
                                                             RMB'000            RMB'000             RMB'000

Salary and staff benefits                                        136,779             172,593            228,782
Utility and office expenses                                       61,674              70,069             89,462
Recovery of doubtful accounts                                     (5,382)            (57,658)            (4,966)
Transportation and entertainment                                  40,879              60,682             64,923
Rentals and maintenance                                           78,583              89,184            121,483
Selling expenses                                                  16,502              36,481             38,069
Other                                                            187,450              84,651             77,636
                                                        ------------------  -----------------  ------------------

                                                                 516,485             456,002            615,389
                                                        ==================  =================  ==================




9.    INTEREST, NET

                                                               1999               2000               2001
                                                         -----------------  ------------------ ------------------
                                                             RMB'000             RMB'000            RMB'000

Interest expense on bank loans which are:
     -  wholly repayable within five years                        355,876            241,749            219,045
     -  not wholly repayable within five years                    337,629            191,755             81,634
Interest expense to CNOOC                                           6,225             41,500              8,415
Other borrowing costs                                                   -                  -              6,510
Less: Amounts capitalized in property, plant and
      equipment                                                   (78,026)                 -           (198,970)
                                                         -----------------  ------------------ ------------------
                                                                  621,704            475,004            116,634

Interest income                                                   (53,709)          (236,624)          (317,706)
                                                         -----------------  ------------------ ------------------

                                                                  567,995            238,380           (201,072)
                                                         =================  ================== ==================

The capitalized interest rate represented the cost of capital from raising the related borrowings and varied from 2.35% to 9.15% per annum for the year ended
December 31, 2001 (2000: -, 1999: 6% to 7%).


10.   TAXATION

(a)   Income tax

We and our subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which we are domiciled and operate. We are not liable for profits tax in Hong Kong as we do not have any assessable income currently sourced from Hong Kong.

Our subsidiary, CNOOC China Limited, is a wholly foreign owned enterprise established in the PRC. It is exempt from 3% local surcharges and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations. Moreover, CNOOC China Limited was entitled to a 50% reduction of enterprise income tax for three years until end of year 2000. Starting form January 1, 2001, CNOOC China Limited is subject to enterprise income tax at the normal rate of 30%. Further, CNOOC performed assets revaluation in 1995 on its then oil properties and other plant and equipment which were transferred to CNOOC China Limited in 1999 upon the Reorganization of CNOOC. According to a notice from the tax bureau, the related revaluation surplus was deductible for tax reporting purpose by CNOOC. Based on a confirmation received from the local tax bureau in 2001, the related depreciation and amortization can still be deductible for tax purpose by CNOOC China Limited. However, such treatment may be subject to review by higher tax authorities. Should the depreciation and amortization not be tax deductible, an additional enterprise income tax liability of approximately RMB75,000,000 for the year ended December 31, 2001 may arise. We believe that the possibility of such a liability arising is unlikely.

Our subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at the rate of 10% and 26% respectively for its oil trading activities and other income producing activities. Our subsidiaries owning interests in oil properties in Indonesia are subject to corporate and dividend tax of 56% before August 2000. Starting from August 2000 with the renewal of production sharing contracts, the tax rate was reduced to 44%. All of our other subsidiaries are not subject to income taxes in their respective jurisdictions for the years presented.

An analysis of the provision for taxation in the consolidated statements of income was as follows:


                                                               1999               2000               2001
                                                         ------------------ ------------------ ------------------
                                                              RMB'000            RMB'000            RMB'000
Overseas income taxes
   -     Current                                               22,246             43,873             20,401
   -     Deferred                                                  43                  -                  -
PRC enterprise income tax
   -     Current                                              462,401          1,600,608          2,715,409
   -     Deferred                                             237,235            281,595            312,417
                                                         ------------------ ------------------ ------------------
                                                              721,925          1,926,076          3,048,227
                                                         ================== ================== ==================

With the tax holiday exemption, current income tax liabilities of our subsidiary in the PRC were reduced by approximately RMB1,920,730,000 and RMB536,385,000 respectively during the years ended December 31, 2000 and 1999.
The tax holiday exemption also increased the net income per share by RMB0.30 and RMB0.09 for the years ended December 31, 2000 and 1999.

The reconciliation of the statutory PRC enterprise income tax rate to our effective income tax rate was as follows:

                                                               1999               2000               2001
                                                         ------------------ ------------------ ------------------
                                                              RMB'000            RMB'000            RMB'000

Statutory PRC enterprise income tax rate                         33.0%               33.0%            33.0%
Effect of tax holiday                                           (15.0%)             (15.0%)               -
Effect of tax exemption granted                                  (2.1%)              (3.0%)           (3.0%)
Effect of future tax rate changes on originating
   timing differences                                             2.7%                1.2%                -
Effect of different tax rates for overseas subsidiaries           0.2%                0.3%            (1.2%)
Tax effect of additional depreciation on revaluation
   and other permanent differences                               (3.9%)              (0.7%)           (1.1%)
                                                         ------------------ ------------------ ------------------

Effective income tax rate                                        14.9%               15.8%            27.7%
                                                         ================== ================== ==================


The tax effect of significant timing differences of us was as follows:


                                                        2000            2001
                                                     -----------     ----------
                                                      RMB'000         RMB'000
Deferred tax assets
  -  Dismantlement and site restoration allowance        452,329       479,439
  -  Provision for impairment of property, plant and
       equipment and write-off of unsuccessful
       exploratory  drillings                          1,266,523     1,880,791
                                                     ------------    ----------
                                                       1,718,852     2,360,230
Deferred tax liabilities
  - Accelerated amortization allowance for oil
       and gas properties                             (3,170,072)   (4,123,867)
                                                     ------------   -----------

Net deferred tax liabilities                          (1,451,220)   (1,763,637)
                                                     ============   ===========

There were no significant unprovided deferred income taxes during the years presented.

(b)   Other taxes

Our PRC subsidiary pays the following taxes:

- production taxes equal to 5% of independent production and production under production sharing contracts;

-     business tax of 3% to 5% on other income.


11.   DIVIDENDS

The payment of future dividends will be determined by our board of directors. The payment of dividends will depend upon, among other things, future earnings, capital requirements and financial condition and general business conditions of us. Our ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by us from our subsidiaries and associated company. As the controlling shareholder, CNOOC will be able to influence our dividend policy.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars and dividends to the ADS holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADSs.

On August 27, 2001, the board of directors declared a 2001 interim dividend of HK$0.10 per share, totaling approximately RMB871,194,000 to its shareholders, which was paid in October 2001.

On December 20, 2000, our board of directors proposed a dividend of RMB0.98 per share, totaling approximately RMB6,426,424,000, to our shareholders for the year ended December 31, 2000. The dividend distribution was approved by the shareholders in their annual general meeting held on February 4, 2001.

Immediately before the Reorganization effectively on October 1, 1999, the retained earnings of CNOOC China Limited as of September 30, 1999 amounting to RMB739,665,000 as reported in accordance with Accounting Regulation for Enterprises with Foreign Investment of the PRC ("PRC GAAP") were distributed to CNOOC.

In accordance with a board resolution dated March 10, 2000, we declared a dividend amounting to RMB1,045,365,000 to CNOOC for the period from our incorporation to December 31, 1999. The dividend was paid to CNOOC in March 2000 in cash immediately after the declaration.

12.   NET INCOME PER SHARE AND PER ADS

The calculation of basic earnings per share for the years ended December 31, 2001 and 2000 is based on the net income attributable to ordinary shareholders, divided by the weighted average number of ordinary shares outstanding during the years of 7,941,383,305 shares and 6,331,114,421 shares respectively. The calculation of basic earnings per share for the year ended December 31, 1999 is based on the net income divided by the number of shares outstanding immediately after the Reorganization of 6,000,000,000 shares.

Diluted earnings per share for the year ended December 31, 2001 is computed by dividing net income for the year attributable to ordinary shareholders of RMB7,957,631,000 by the weighted average number of ordinary shares outstanding during the year adjusted for the effects of all dilutive potential ordinary shares under the share option scheme (see Note 24). The weighted average number of ordinary shares used to compute diluted earnings per share was 7,942,288,803 shares for the year ended December 31, 2001. There were no potential dilutive ordinary shares outstanding for the years ended December 31, 2000 and 1999.

Reconciliation of the number of ordinary shares for calculation of basic and diluted earnings per share for the year ended December 31, 2001:

                                                                  2001
                                                            ------------------

Weighted average number of ordinary shares used in
  calculating basic earnings per share                        7,941,383,305
Effect of all dilutive potential ordinary shares
  under the share option scheme                                     905,498
                                                            -------------------

Weighted average number of ordinary shares used in
  calculating diluted earnings per share                      7,942,288,803
                                                            ===================

Net income per ADS for the three years ended December 31, 2001 has been computed by dividing net income by the number of ADS outstanding. Each ADS represented 20 shares.

13.   PROPERTY, PLANT AND EQUIPMENT, NET

Movements in our property, plant and equipment were:

                                                                    2001
                              ---------------------------------------------------------------------------
                                  Oil and gas          Land and         Vehicles and          Total
                                  properties          buildings       office equipment
                              ------------------- ------------------ ------------------ -----------------
                                    RMB'000             RMB'000             RMB'000            RMB'000
  Cost:
  Beginning balance                    37,319,924          824,781             39,837          38,184,542
  Additions                             4,320,675                -             18,063           4,338,738
  Disposals and written off              (463,140)               -                  -            (463,140)
                              ------------------- ------------------- ------------------ -----------------
  Ending balance                       41,177,459          824,781             57,900          42,060,140
                              ------------------- ------------------- ------------------ -----------------

  Representing:
  At cost                              41,177,459                -             57,900          41,235,359
  At revaluation                                -          824,781                  -             824,781
                              ------------------- ------------------- ------------------ -----------------
                                       41,177,459          824,781             57,900          42,060,140
                              ------------------- ------------------- ------------------ -----------------
  Accumulated depreciation,
    depletion and amortization:
  Beginning balance                   (15,482,082)         (30,280)            (17,805)       (15,530,167)
  Charge for the year                  (2,572,896)         (25,373)             (4,530)        (2,602,799)
  Impairment                              (99,675)               -                  -             (99,675)
                              ------------------- ------------------ ------------------- -----------------
  Ending balance                      (18,154,653)         (55,653)            (22,335)       (18,232,641)
                              ------------------- ------------------ ------------------- -----------------

  Net book value:
  Beginning of year                    21,837,842          794,501              22,032         22,654,375
                              =================== ================== =================== =================

  End of year                          23,022,806          769,128              35,565         23,827,499
                              =================== ================== =================== =================

  Had the property, plant and
    equipment been carried at
    cost less accumulated
    depreciation, depletion and
    amortization, the carrying
    amount of each class would
    have been:
  Cost                                 41,177,459          550,110              57,900         41,785,469
  Accumulated depreciation,
    depletion and amortization        (18,154,653)         (38,914)            (22,335)       (18,215,902)
                              -------------------- ------------------- ------------------ -----------------
                                       23,022,806          511,196              35,565         23,569,567
                              ==================== =================== ================== =================





                                                                    2000
                                 ---------------------------------------------------------------------------
                                     Oil and gas          Land and         Vehicles and          Total
                                     properties          buildings       office equipment
                                 ------------------- ------------------ ------------------ -----------------
                                        RMB'000            RMB'000            RMB'000            RMB'000
  Cost:
  Beginning balance                    33,756,460          374,862             35,185            34,166,507
  Additions                             4,233,845          345,846              4,652             4,584,343
  Revaluation                                   -          104,073                  -               104,073
  Disposals                              (670,381)               -                  -              (670,381)
                                  ------------------- ------------------ ------------------ -----------------
  Ending balance                       37,319,924          824,781             39,837            38,184,542
                                  ------------------- ------------------ ------------------ -----------------

  Representing:
  At cost                              37,319,924                -             39,837            37,359,761
  At revaluation                                -          824,781                  -               824,781
                                  ------------------- ------------------ ------------------ -----------------
                                       37,319,924          824,781             39,837            38,184,542
                                  ------------------- ------------------ ------------------ -----------------
  Accumulated depreciation,
    depletion and amortization:
  Beginning balance                   (13,216,562)         (20,598)           (21,822)          (13,258,982)
  Charges for the year                 (2,629,323)          (9,682)             4,017            (2,634,988)
  Write back on disposals                 363,803                -                  -               363,803
                                  ------------------- ------------------ ------------------ -----------------
  Ending balance                      (15,482,082)         (30,280)           (17,805)          (15,530,167)
                                  ------------------- ------------------ ------------------ -----------------

  Net book value:
  Beginning of year                    20,539,898          354,264             13,363            20,907,525
                                  =================== ================== ================== =================

  End of year                          21,837,842          794,501             22,032            22,654,375
                                  =================== ================== ================== =================

  Had the property, plant and
    equipment been carried at
    cost less accumulated
    depreciation, the carrying
    amount of each class would
    have been:
  Cost                                 37,319,924          550,110             39,837            37,909,871
  Accumulated depreciation            (15,482,082)         (22,697)           (17,805)          (15,522,584)
                                   ------------------- ------------------ ------------------ -----------------
                                       21,837,842          527,413             22,032            22,387,287
                                   =================== ================== ================== =================



Impairment loss for the year ended December 31, 2001, represented the estimated impairment resulting from downward revision of the reserves of certain oil fields.

Our land and buildings are held outside Hong Kong with lease terms of 50 years.

Certain land use rights which were previously granted by the PRC government at no cost. The land and buildings were revalued by Sallmanns (Far East) Limited, Chartered Surveyors (the "Valuer") as of December 31, 2000 and August 31, 1999 using a depreciated replacement cost approach. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the property being appraised in accordance with current construction costs for similar property in the locality with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The Valuer assumed that the assets would be used for the purposes for which they are presently used and did not consider alternative uses.

The revaluation surplus of approximately RMB104,073,000 in 2000 (1999: RMB170, 598,000) arising from the revaluation of the land and buildings has been recorded by us.

14.   INVESTMENT IN AN ASSOCIATED COMPANY

Investment in an associated company represents a 30% equity interest of CNOOC China Limited in Shanghai Petroleum and Natural Gas Company Limited ("SPC"). SPC was incorporated on September 7, 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sales in the South Yellow Sea and East China Sea areas. The issued and paid up capital of SPC is RMB900,000,000.

                                             2000                    2001
                                   ---------------------  ---------------------
                                            RMB'000                RMB'000

Investment at cost - unlisted                270,000                270,000
Accumulated share of profits                 222,027                290,990
Dividends received                           (21,000)               (99,000)
                                    --------------------- ---------------------

                                             471,027                461,990
                                    =====================  =====================

The directors are of the opinion that the underlying value of the investment in the associated company was not less than the carrying amount of the associated company as of December 31, 2001 and 2000.

15.   ACCOUNTS RECEIVABLE, NET

                                             2000                    2001
                                   ---------------------  ---------------------
                                            RMB'000                RMB'000

Trade receivables                          1,931,883              1,204,907
Less: Allowance for doubtful accounts        (15,693)               (10,727)
                                   ---------------------  ---------------------

                                           1,916,190              1,194,180
                                   =====================  =====================

The customers are required to make payment within 30 days after the delivery of oil and gas. As of December 31, 2001 and 2000, substantially all the accounts receivable were aged within six months.

16.   INVENTORIES AND SUPPLIES

                                             2000                    2001
                                   ---------------------  ---------------------
                                            RMB'000                RMB'000

  Materials and supplies                     448,536                428,991
  Oil in tanks                               178,328                198,346
                                   ---------------------  ---------------------

                                             626,864                627,337
                                   =====================  =====================

17.   SHORT-TERM INVESTMENTS

As of December 31, 2001 and 2000, short-term investments mainly represented investments in liquidity funds and were stated at fair value at the balance sheet dates. Details were as follows:

                                                                            2000                   2001
                                                                     --------------------   --------------------
                                                                           RMB'000                RMB'000
Liquidity funds                                                                     -              7,675,622
Corporate bonds                                                                     -              1,177,991
Common stock                                                                  300,000                 42,191
                                                                     --------------------   --------------------

                                                                              300,000              8,895,804
                                                                     ====================   ====================

Investment income for the years is summarized as follows:

                                                         1999                  2000                 2001
                                                 ---------------------- -------------------  -------------------
                                                        RMB'000              RMB'000              RMB'000
Interest                                                       -                       -               21,344
Dividends                                                      -                       -              123,213
Realized gains on investments                                  -                       -               32,297
Unrealized gains on investments                                -                       -               43,796
                                                 ---------------------- -------------------  -------------------
                                                               -                       -              220,650
                                                 ====================== ===================  ===================

18.   LONG-TERM BANK LOANS

As of December 31, 2001 and 2000, our long-term bank loans were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

                                  Interest rate and final maturity             2000               2001
                               ---------------------------------------- ------------------- -------------------
                                                                             RMB'000            RMB'000

RMB denominated                Floating prevailing market rate
  bank loans                     adjusted annually with maturities
                                 through 2006                                   675,000            670,000
                               Fixed interest rate at 5.94% per annum
                                 through 2005                                    75,270             66,270
US$ denominated                Floating LIBOR rate with maturities
  bank loans                     through 2003                                   310,429          1,177,761
                               Floating prevailing rate for six
                                 months foreign currency loans
                                 quoted by domestic banks, with
                                 maturities through 2003                      1,475,157                  -
                               Fixed interest rate of 9.15% per annum
                                 with maturities through 2006                   827,810            827,660
Japanese Yen denominated       Fixed interest rate ranging from 2.35% to
  bank loans                     5.15% per annum, with maturities
                                 through 2007                                 2,382,711          1,745,848
                                                                        --------------------- -----------------

                                                                              5,746,377          4,487,539

Less: current portion                                                          (997,533)        (1,231,840)
                                                                        --------------------- -----------------

                                                                              4,748,844          3,255,699
                                                                        ===================== =================


As of December 31, 2001 and 2000, LIBOR was approximately 2.0% and 6.2% respectively.

As of December 31, 2001 and 2000, all our bank loans were unsecured and approximately RMB991,537,000 and RMB1,475,157,000 of the outstanding borrowings were guaranteed by CNOOC.

The maturities of long-term bank loans are as follows:

                                                      2000                2001
                                                ---------------     -----------
                                                     RMB'000            RMB'000

  Balances due:
    - Within one year                               997,533           1,231,840
    - After one year but within two years         1,280,876             794,593
    - After two years but within three years        837,064             462,564
    - After three years but within four years       504,976             483,364
    - After four years but within five years        525,776           1,231,423
    - Beyond five years                           1,600,152             283,755
                                                ----------------    -----------

                                                  5,746,377           4,487,539

Amount due within one year shown under current
    liabilities                                    (997,533)         (1,231,840)
                                                ----------------    -----------

                                                  4,748,844           3,255,699
                                                ================    ===========

Supplemental information with respect to long-term bank loans:


                                                                  Maximum        Average         Weighted
                                                  Weighted         amount         amount         average
                                                   average       outstanding    outstanding     interest rate
                                  Balance at     interest rate    during the     during the      during the
                                    year end     at year end         year          year*            year**
                                 --------------  --------------- -------------- ---------------- ---------------
                                    RMB'000           %            RMB'000        RMB'000            %
For the year ended December 31,
     1999                           8,288,824         6.07       10,030,187      9,159,506           6.29
     2000                           5,746,377         6.28        8,908,583      7,017,601           6.18
     2001                           4,487,539         5.03        5,746,377      5,116,958           5.66


------------

* The average amount outstanding is computed by dividing the total of outstanding principal balances as of January 1 and December 31 by 2.

** The weighted average interest rate is computed by dividing the total of weighted average interest rates as of January 1 and December 31 by 2.

19. ACCOUNTS PAYABLE

As of December 31, 2001 and 2000, substantially all the accounts payable were aged within six months.

20. OTHER PAYABLES AND ACCRUED LIABILITIES

                                                                       2000                2001
                                                                -----------------    ----------------
                                                                      RMB'000             RMB'000

Accrued payroll and welfare payable                                      84,136              132,773
Accrued expenses                                                        288,873              434,766
Advance from customers                                                   30,640               86,301
Other payables                                                          254,007              159,306
                                                                -----------------    -----------------

                                                                         657,656             813,146
                                                                =================    =================

21.   BALANCES WITH PARENT COMPANY AND RELATED COMPANIES

Except for RMB1,660,000,000 payable to CNOOC as of December 31, 2000 which bore interest at 2.5% per annum, all other balances with CNOOC and related companies were unsecured, non-interest bearing and repayable on demand.

                                                                       2000                2001
                                                                -----------------  ------------------
                                                                      RMB'000             RMB'000

Due to parent company
  - Advances from CNOOC                                                 122,497              125,493
  - Debt payable to CNOOC for pension liabilities                     1,660,000                    -
                                                                -----------------  ------------------

                                                                      1,782,497              125,493
                                                                =================  ==================

22. DISMANTLEMENT AND SITE RESTORATION ALLOWANCE

Dismantlement and site restoration allowance represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. Dismantlement and site restoration allowance has been classified under long-term liabilities. The details of the dismantlement and site restoration allowance were as follows:

                                                                       2000                2001
                                                                -----------------  ------------------
                                                                      RMB'000            RMB'000

Total anticipated cost                                                2,757,902            2,962,004
Total cost accrued                                                    1,507,763            1,598,130

23. SHARE CAPITAL

                                                                       Number of shares         Share capital
                                                                     ----------------------  ---------------------
Authorized:                                                                                        HK$'000
Ordinary shares of HK$0.10 each
    At December 31, 2001 and 2000                                       15,000,000,000               1,500,000
                                                                     ======================  =====================


                                                          Number of shares     Share capital      Share capital
                                                          -----------------  -----------------  -----------------
Issued and fully paid:                                                            HK$'000         Equivalent of
                                                                                                     RMB'000
Ordinary shares of HK$0.10 each
  At January 1, 2000                                         6,000,000,000            600,000            641,561
  Issue of shares to corporate
  investors                      (i)                           557,575,755             55,758             59,620
                                                          -----------------  -----------------  -----------------

  At December 31, 2000                                       6,557,575,755            655,758            701,181
                                                          =================  =================  =================

Ordinary shares of HK$0.10 each
  At January 1, 2001                                         6,557,575,755            655,758            701,181
  Issue of shares during the initial public offering
  (ii)                                                       1,656,589,900            165,659            175,797
                                                          -----------------  -----------------  -----------------

  At December 31, 2001                                       8,214,165,655            821,417            876,978
                                                          =================  =================  =================

(i) According to the subscription agreements dated March 17, 2000, May 31, 2000 and June 28, 2000, we issued in total 557,575,755 new shares to eight unaffiliated entities at US$0.825 per share ("Private Placements") for aggregate net proceeds of approximately RMB3,769,664,000, after deducting expenses of approximately RMB39,136,000.

(ii) We completed our initial public offering in 2001 and the details were as follows:

     - issued 1,442,426,000 shares of HK$0.10 each at HK$6.01 per share and the shares and in the form of ADSs were listed on the Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") and the New York Stock Exchange on February 28, 2001 and February 27, 2001 respectively; and

    - issued 214,163,900 shares of HK$0.10 each at HK$6.01 per share on March 23, 2001 upon the exercise of an over-allotment option by the underwriters of the global offering.

The net proceeds from the initial public offering (including the exercise of the over-allotment option) amounted to approximately RMB10,101,564,000, after deducting expenses of approximately RMB288,058,000.

24. SHARE OPTION SCHEME

We have a share option scheme which provides for the grant of options to our senior management. Under this share option scheme, the remuneration committee of our board of directors will from time to time propose for board approval the recipient of and number of shares underlying each option. The scheme provides for issuance of options exercisable for shares granted under this scheme and the pre-global offering share option scheme as described below not exceeding 10% of the total number of our outstanding shares, excluding shares issued upon exercise of options granted under the scheme from time to time.

The exercise price of an option will be determined by our board of directors at its discretion upon the grant date, as long as the price will not be less than a specified minimum which is the higher of:

o     the nominal value of the shares; and

o 80% of the average of the closing prices of shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the date of grant of the option on which there were dealings in shares on the Hong Kong Stock Exchange.

On August 27, 2001, our board of directors approved under the above stock option scheme to grant options of 8,820,000 shares, and the exercise price is HK$ 6.16 per share. Options granted under this scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

o one-third of the shares subject to the option shall vest on the first anniversary of the date of the grant;

o one-third of the shares subject to the option shall vest on the second anniversary of the date of the grant; and

o one-third of the shares subject to the option shall vest on the third anniversary of the date of the grant.

On February 4, 2001, we adopted a pre-global offering share option scheme. Under this scheme, options of an aggregate of 4,620,000 shares were granted to the senior management on March 12, 2001. The exercise price is HK$5.95 per share. Options granted under this scheme will be exercisable, in whole or in part, in accordance with the following vesting schedule:

o 50% of the shares underlying the option shall vest 18 months after the date of the grant, and

o 50% of the shares underlying the option shall vest 30 months after the date of the grant.

Outstanding options under the two option plans described above will remain in force for a maximum of ten years from the grant date.

No options have been exercised since the date of grant and up to the date when the board of directors approved the financial statements. 25.

25. MOVEMENT IN EQUITY

Movements in equity were as follows:

                                                                       Cumulative
                                   Paid-in      Share     Revaluation translation  Statutory    Retained
                                   capital     premium      reserves    reserve     reserve     earnings       Total
                                 ------------ ----------- ----------- ------------ ---------  ----------- ------------
                                   RMB'000     RMB'000      RMB'000     RMB'000     RMB'000    RMB'000      RMB'000

Balances at January 1, 1999        2,485,762           -           -           -           -   3,872,932    6,358,694
  Net income for the year                  -           -           -           -           -   4,111,439    4,111,439
  Appropriation to statutory                           -           -
     reserve (i)                           -                                   -     100,874    (100,874)           -
  Distribution to CNOOC (note 11)          -           -           -           -           -    (739,665)    (739,665)
  Dividends (Note 11)                      -           -           -           -           -  (1,045,365)  (1,045,365)
  Return of capital to CNOOC                           -           -
     (ii)                           (471,461)                                  -           -           -     (471,461)
  Share premium arising form
     the Reorganization           (1,372,301)  7,124,955           -           -           -  (5,752,654)           -
  Surplus on revaluation of                            -     170,598
     properties                            -                                   -           -           -      170,598
                                 ------------ ----------- ----------- ------------ ---------  ----------- ------------

Balances at January 1, 2000          642,000   7,124,955     170,598           -     100,874     345,813    8,384,240
  Net income for the year                  -           -           -           -           -  10,296,600   10,296,600
  Appropriation to statutory                           -           -
     reserve (i)                           -                                   -     847,464    (847,464)           -
  Dividends (Note 11)                      -           -           -           -           -  (6,426,424)  (6,426,424)
  Net proceeds from Private
     Placements  (Note 23(i))         59,181   3,710,483           -           -           -           -    3,769,664
  Surplus on revaluation of
     properties (Note 13)                  -           -     104,073           -           -           -      104,073
  Foreign currency translation
     difference                            -           -           -      (6,350)          -           -       (6,350)
                                 ------------ ----------- ----------- ------------ ---------  ----------- ------------

Balances at January 1, 2001          701,181  10,835,438     274,671      (6,350)    948,338   3,368,525   16,121,803
  Foreign currency translation
     difference                                        -           -         702           -           -          702
  Net income for the year                              -           -           -           -   7,957,631    7,957,631
  Appropriation to statutory
  reserve (i)                                          -           -           -     587,022    (587,022)           -
  Dividends (Note 11)                                  -           -           -           -    (871,194)    (871,194)
  Net proceeds from issue of
     ordinary shares (Note
     23(ii))                         175,797   9,925,767           -           -           -           -   10,101,564
                                 ------------ ----------- ----------- ------------ ---------  ----------- ------------

Balances at December 31, 2001        876,978  20,761,205     274,671      (5,648)  1,535,360   9,867,940   33,310,506
                                 ============ =========== =========== ============ =========  =========== ============

As of December 31, 2001 and 2000, our distributable profits amounted to approximately RMB220,127,000 and RMB17,420,000 respectively.

Included in retained earnings is an amount of RMB311,990,000 (2000:
222,027,000), being the retained earnings attributable to an associated company.

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

The translation reserves and revaluation reserves have been established and will be dealt with in accordance with the accounting policies adopted for foreign currency translation and the revaluation of land and buildings.

(i) According to the laws and regulations of the PRC and articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, general reserve fund and staff and workers' bonus and welfare fund, which are appropriated from net income and after making good losses from previous years, but before dividend distribution. CNOOC China Limited is required to allocate at least 10% of its net income as reported in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP") to the general reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriation to staff and workers' bonus and welfare fund, which is determined at the discretion of the directors of CNOOC China Limited, is charged to expense as incurred under Hong Kong GAAP. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or increase capital. Staff and workers' bonus and welfare fund can only be used for special bonuses or collective welfare of employees, and assets acquired through this fund shall not be taken as assets of CNOOC China Limited.

      As of December 31, 2001 and 2000, the general reserve fund appropriated amounted to RMB1,535,360,000 and RMB948,338,000, representing approximately 15.4% and 9.5% of the total registered capital of CNOOC China Limited.

(ii) This represents net assets distributed to CNOOC for no monetary consideration. Such assets and liabilities were mainly in connection with ancillary, social and supporting operations which were retained by CNOOC under the Reorganization but were generated from earnings of the exploration, development, production and sales businesses transferred to us.

26. RETIREMENT BENEFITS

All our full-time employees in the PRC are covered by a government regulated pension, and are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liabilities to these retired employees. We are required to make annual contributions to the government-regulated pension at rates ranging from 9% to 22.5% of the employees' basic salaries.

The attribution to the PRC government pension plan for the year ended December 31, 2001 amounted to approximately RMB6,392,000 (2000: RMB12,842,000, 1999:
RMB12,207,000).

We are required to make contribution to mandatory provident fund at a rate of 5% of the basic salaries for all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

27. RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

We entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, the provision of technical services, the provision of research and development services, the provision of bank guarantees and various other commercial arrangements.

(a)   Provision of materials, utilities and ancillary services

CNOOC China Limited has entered into a materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary service for the term of three years from September 9, 1999.

The materials, utilities and ancillary services are provided at:

o    state-prescribed prices,

o where there is no state-prescribed price, market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties, or

o where neither of the prices mentioned above is applicable, the cost to CNOOC's affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

(b) Technical services

CNOOC China Limited has entered into technical service agreements with specialized companies formed by CNOOC. According to these agreements, we used the technical services provided by these specialized companies, including:

o    offshore drilling;

o    ship tugging, oil tanker transportation and security services;

o well survey, well logging, well cementation and other related technical services;

o collection of geophysical data, ocean geological prospecting, and data processing; and

o design, construction, installation and test of offshore and onshore production facilities.

(c) Research and development services

Under the terms of a general research and development services agreement with CNOOC's subsidiary, China Offshore Oil Research Centre (the "Centre"), we will pay the Centre for a term of three years from September 9, 1999, an annual amount of RMB110,000,000, for the provision of the services, including:

o    geophysical exploration services;

o    seismic data processing;

o    comprehensive exploration research services; and

o    information technology services.

(d) Lease agreements

We have entered into lease agreements with affiliates of CNOOC for the leasing of various office, warehouse and residential premises for a three-year term commencing September 9, 1999. Lease charges are based on market rates.

(e) Sales of crude oil, condensate oil and liquefied petroleum gas

We sold crude oil, condensate oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the year ended December 31, 2001, the total sales amounted to approximately RMB1,814,197,000 (2000: RMB507,677,000, 1999:
RMB117,000,000).

The following is a summary of our significant recurring transactions carried out in the ordinary course of business with CNOOC and its affiliates.

                                                               1999                2000               2001
                                                         ------------------  -----------------  -----------------
                                                              RMB'000            RMB'000            RMB'000
Included in exploration costs:
  Provision for geological and geophysical services            127,290              55,295            139,659
  Provision for research and development services               76,500             109,880             89,999
  Provision for drilling services                               35,046             106,150            389,847

Included in operating expenses:
   Provision for technological services                        211,326             254,276             44,044
   Provision for research and development services              38,220              51,853             29,587
   Provision for oil transportation services                   263,061             171,490             68,399
   Provision for production related services                   570,219             597,579            579,207
   Provision for materials, utilities and ancillary
     services                                                   90,177             163,828            148,149

Included in selling and administrative expenses:
  Rental for office lease                                       12,459              49,089             45,524
  Provision for research and development services                    -                   -             40,763
  Provision for other ancillary services                             -              31,748             87,557

Included in interest income and expenses:
  Interest income from a related company                           117                  25                  -
  Interest expense to CNOOC                                      6,225              41,500              8,415

Capitalized under property, plant and equipment:
  Provision for oil and gas property construction services     679,000             865,549          1,341,545
  Provision for drilling services                              456,717             445,414            285,834
  Provision for well measurement services                      101,392             140,065             97,633

In addition to the recurring transaction described above, pursuant to a conditional agreement dated August 27, 2001, we will acquire interest in certain oil and natural gas fields in the Xihu Trough in the East China Sea of the PRC from CNOOC for a total consideration of US$45,000,000. As of December 31, 2001, the transaction has not been completed and the legal title of the reserves has not been passed to us. The amount paid was recorded as prepayments which is included in other current assets in the balance sheet.

28. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2001 and 2000, we have the following capital commitments, principally for the construction and purchases of property, plant and equipment:

                                                                              2000                   2001
                                                                        ------------------    -------------------
                                                                             RMB'000               RMB'000

Contracted for                                                                  3,325,216              1,606,700
Authorized but not contracted for                                               7,729,113              5,183,690

As of December 31, 2001 and 2000, we had unutilized banking facilities amounted to approximately RMB7,599,371,000 and RMB15,146,544,000 respectively to finance development of oil and gas properties.

We had no significant contingent liabilities as of December 31, 2001 and 2000.

(b) Research and development commitment

According to the research and development services agreement with the Centre, we agreed to pay the Centre for a term of three years from September 9, 1999, an annual amount of RMB110,000,000 for provision of general geophysical exploration services, comprehensive exploration research services, information technology services and seismic data processing. As of December 31, 2001 and 2000, commitments for research and development services to be provided by the Centre amounted to approximately RMB83,382,500 and RMB192,472,500 respectively.

(c) Operating lease commitments

Operating lease commitments as of December 31, 2001 and 2000 amounted to approximately RMB94,079,000 and RMB143,922,000 and were as follows:

                                                                              2000                   2001
                                                                        ------------------    -------------------
                                                                             RMB'000               RMB'000
Commitment due:
 - Within one year                                                               49,843                48,789
 - After one year but within two years                                           48,789                45,290
 - After two years but within three years                                        45,290                     -
                                                                        ------------------    -------------------

                                                                                143,922                94,079
                                                                        ==================    ===================

(d) Commitment to invest in the development of Australia's gas project

In August 2001, we signed a Memorandum of Understanding to explore the feasibility of acquiring an equity interest in oil and gas assets in a large natural gas field in Australia, and to develop the natural gas market in coastal China. In November 2001, we entered into a Heads of Agreement on a joint venture to develop Northwest Shelf gas in Australia. We agreed to co-invest in the development of Australia's Northwest Shelf gas project and to produce and process liquefied natural gas to sell to the China markets, subject to the joint venture successfully bidding for the contract to supply liquefied natural gas to an import facility in Guangdong Province, in which CNOOC, the parent company, has an equity interest.

29. FINANCIAL INSTRUMENTS

(a) Currency swap contracts

As of December 31, 2001 and 2000, we had currency swap contracts with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at fixed rate of 4.5% per annum. The interest stipulated in the swap contract for the United States dollars was floating LIBOR rate.

The details are as follows:

                                                       2000                                 2001
                                        ----------------------------------- ----------------------------------
                                                            Weighted                             Weighted
                                            Notional         average           Notional          average
                                            contract       contractual         contract         contractual
                                             amount        exchange rate        amount         exchange rate
                                        ---------------  ------------------ --------------  --------------------
                                           (JPY'000)         (JPY/US$)         (JPY'000)         (JPY/US$)
Year
2001                                         271,470              95.00                 -                  -
2002                                         271,470              95.00           271,470              95.00
2003                                         271,470              95.00           271,470              95.00
2004                                         271,470              95.00           271,470              95.00
2005                                         271,470              95.00           271,470              95.00
2006                                         271,470              95.00           271,470              95.00
2007                                         271,470              95.00           271,470              95.00

(b) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, time deposits and short-term investments approximated fair value due to the short maturity of these instruments.

The estimated fair value of long-term bank loans based on current market interest rates for comparable instruments approximated their book value. 30.

CONCENTRATION OF RISKS

(a) Credit risk

The carrying amount of cash and cash equivalents, time deposits, accounts receivable and other receivables, and due from related parties and other current assets except for prepayments represents our maximum exposure to credit risk in relation to financial assets.

The majority of our accounts receivable is related to sales of oil and natural gas to third party customers. We perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral on accounts receivable. We maintain a provision for doubtful accounts and actual losses have been within management's expectation.

No other financial assets carry a significant exposure to credit risk.

(b) Interest rate risk

Our directors believe that the exposure to interest rate risk of financial assets and liabilities as of December 31, 2001 was minimum since their deviation from their respective fair values was not significant. The interest rates and terms of repayment of our long-term bank loans are disclosed in Note 18.

(c) Currency risk

Substantially all of the revenue-generating operations of us are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the Mainland China government abolished the dual rate system and introduced single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply free convertibility of RMB into foreign currencies. As foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China, approval of foreign currency payment by the People's Bank of China or other institution requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

(d) Business risk

We conduct our major operations in the PRC and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

(e) Customer risk

A substantial portion of our oil and gas sales is made to a small number of customers on an open account basis.

                                                                1999               2000               2001
                                                          -----------------  -----------------  -----------------
                                                              RMB'000            RMB'000            RMB'000

China Petroleum & Chemical Corporation                          8,597,541          6,325,061         6,282,532
PetroChina Company Limited                                      1,836,924          1,458,429         1,320,587
Castle Peak Power Company Limited                               1,162,583          1,199,090         1,205,649

31. NOTES TO CASH FLOW STATEMENTS

(a) The reconciliation of income before taxation to net cash inflow from operating activities is as follows:

                                                                1999               2000               2001
                                                          -----------------  -----------------  -----------------
                                                              RMB'000            RMB'000            RMB'000

Income before taxation                                          4,833,364         12,222,676         11,005,858

Adjustments for:
Depreciation, depletion and amortization                        2,373,380          2,577,882          2,566,920
Impairment losses related to property, plant and
 equipment                                                              -                  -             99,675
Recovery of doubtful accounts                                      (5,382)           (57,658)            (4,966)
Profit of an associated company                                   (13,301)          (218,326)           (89,963)
Loss on disposal and written off of property, plant and
  equipment                                                             -            220,146            456,827
Dismantlement and site restoration allowance                      177,090            103,569             90,367
Short-term investment income                                            -                  -           (220,650)
Interest income                                                   (53,709)          (236,624)          (317,706)
Interest expense                                                  621,704            475,004            116,634
Exchange loss (gain), net                                         402,529           (324,178)          (261,305)
                                                          -----------------  -----------------  -----------------
Operating profit before working capital changes                 8,335,675         14,762,491         13,441,691
Decrease in accounts receivable                                (1,928,492)         1,146,613            726,976
(Increase) decrease in inventories and supplies                  (124,677)            (2,438)            35,422
Increase in other current assets                                   (1,791)           (39,386)          (447,473)
Increase (decrease) in accounts payable and accrued
liabilities                                                     1,583,840         (1,440,278)           379,233
Increase (decrease) in other taxes payable                        307,291              2,701           (110,867)
                                                          -----------------  -----------------  -----------------

Net cash inflow from operating activities                       8,171,846         14,429,703         14,024,982
                                                          =================  =================  =================

(b) Analysis of changes in financing during the years:

                                                Paid-in capital                                          Due to
                                                   and share                       Due to parent        related
                                                    premium         Bank loans        company          companies
                                               -----------------  --------------  ---------------- -----------------
                                                    RMB'000          RMB'000         RMB'000           RMB'000

Proceeds from bank loans                                      -         813,965                 -                 -
Repayments of bank loans                                      -      (2,143,892)                -                 -
Net repayments of loans                                       -               -          (786,412)                -
Net proceeds from loans                                       -               -                 -           159,844
Return of capital to CNOOC                             (471,560)              -                 -                 -
Balances at January 1, 1999                           2,485,762      10,030,187               877           136,985
Effect of changes in foreign exchange rates                  99         402,529                 -                 -
Transfer from reserves                                5,752,654               -                 -                 -
Accrual for pension and distribution to CNOOC                 -               -         2,399,665                 -
                                               -----------------  --------------  ---------------- -----------------

Balances at January 1, 2000                           7,766,955       9,102,789         1,614,130           296,829

Proceeds from short-term bank loans                           -         339,423                 -                 -
Repayments of bank loans                                      -      (3,371,657)                -                 -
Net proceeds from Private Placements                  3,769,664               -                 -                 -
Net proceeds from loans                                       -               -            47,256                 -
Net repayments of loans                                       -               -                 -          (164,570)
Effect of changes in foreign exchange rates                   -        (324,178)                -                 -
Properties transferred from CNOOC                             -               -           121,111                 -
                                               -----------------  --------------  ---------------- -----------------

Balances at January 1, 2001                          11,536,619       5,746,377         1,782,497           132,259

Proceeds from short-term bank loans                           -       2,500,000                 -                 -
Repayments of bank loans                                      -      (3,497,533)                -                 -
Net proceeds from issue of ordinary shares           10,101,564               -                 -                 -
Net prepayments of loans                                      -               -        (1,657,004)                -
Net proceeds from loans                                       -               -                 -            25,564
Effect of changes in foreign exchange rates                   -        (261,305)                -                 -
                                               -----------------  --------------  ---------------- -----------------

Balances at December 31, 2001                        21,638,183       4,487,539           125,493           157,823
                                               =================  ==============  ================ =================

32.   SEGMENT INFORMATION

(a)   Business segments

We are involved in the upstream operating activities of the petroleum industry that comprise production sharing contracts with foreign partners, independent operations and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of our segments are the same as those described in the principal accounting policies in Note 3. We evaluates performance based on profit or loss from operations before income taxes.


32.  SEGEMENT INFORMATION (CON'D)

An analysis by business segment is as follows:

                                                     Independent operations                      Production sharing contracts
                                          -------------------------------------------   ------------------------------------------
                                              1999           2000            2001            1999           2000            2001
                                          -------------------------------------------   ------------------------------------------
                                             RMB'000        RMB'000         RMB'000         RMB'000        RMB'000         RMB'000
TURNOVER Sales to external customers:
   Oil and Gas sales                        4,588,391     9,283,228      9,845,019       4,968,822       8,859,606      7,023,926
   Marketing revenues                           -              -              -               -               -              -
   Intersegment revenues                        -              -              -          1,840,660         676,489        691,843
Other income                                  44,700        161,790        558,368          56,757         107,390        123,312
                                          ----------     ----------     ----------      ----------      ----------     ----------
                                           4,633,091      9,445,018     10,403,387       6,866,239       9,643,485      7,839,081
                                          ==========     ==========     ==========      ==========      ==========     ==========

RESULTS
Operating expenses                          (538,665)      (894,813)    (1,183,252)     (1,316,644)     (1,229,265)    (1,145,878)
Production taxes                            (254,466)      (526,491)      (525,454)       (324,412)       (510,238)      (355,544)
Exploration costs                           (244,378)      (523,633)      (955,475)         (2,024)        (29,236)       (83,822)
Depreciation, depletion and
   amortization                             (806,720)    (1,443,045)    (1,531,184)     (1,566,660)     (1,130,820)    (1,035,736)
Dismantlement and site
   restoration allowances                    (54,672)       (49,145)       (41,530)       (122,418)        (54,424)       (48,837)
Impairment losses related to
   property, plant and equipment                -              -           (60,907)           -               -           (38,768)
Crude oil and product purchases                 -              -              -               -               -              -
Selling and
   administrative
   expenses                                  (16,502)       (33,146)       (35,686)           -             (99)           (100)
Other                                           -          (133,976)      (514,655)           -               -              -
Interest income                                 -              -              -               -               -              -
Interest expense                            (283,687)      (262,274)       (69,437)       (295,798)       (171,230)       (13,871)
Exchange (loss) gain, net                       -              -              -               -               -              -
Investment income                               -              -              -               -               -              -
Share of profits of an
   associated company                           -              -              -               -               -              -

Non-operating (loss) income, net                2          (221,442)        18,267            -               -              -
Provision for taxation                          -              -              -               -               -              -
                                          ----------     ----------     ----------      ----------      ----------     ----------
Net income                                 2,434,003      5,357,053      5,504,074       3,238,283       6,518,173      5,116,525
                                          ==========     ==========     ==========      ==========      ==========     ==========

OTHER INFORMATION
Capital expenditures                       3,626,737      3,326,893      1,922,074         691,577       1,244,159      2,398,601
                                          ==========     ==========     ==========      ==========      ==========     ==========



                                                    Independent operation                       Production sharing contract
                                               --------------------------------               --------------------------------
                                                    2000            2001                           2000            2001
                                               --------------------------------               --------------------------------
                                                   RMB'000         RMB'000                        RMB'000         RMB'000

Segment assets                                     15,592,100     15,422,016                       9,829,861     10,295,857
Investment in equity method
   associate                                                -              -                               -              -
TOTAL ASSETS                                       15,592,100     15,422,016                       9,829,861     10,295,857

SEGMENT LIABILITIES                                 4,795,521      4,254,418                       3,878,273      3,372,175


                                                               Trading business
                                          -----------------------------------------------------
                                                     1999            2000           2001
                                          -----------------------------------------------------
                                                    RMB'000         RMB'000        RMB'000
TURNOVER Sales to external customers:
   Oil and Gas sales                                  -                 -              -
   Marketing revenues                             5,645,027         5,802,504      3,228,875
   Intersegment revenues                              -                 -              -
Other income                                          -                 -              -
                                                 ----------        ----------     ----------
                                                  5,645,027         5,802,504      3,228,875
                                                 ==========        ==========     ==========
RESULTS
Operating expenses                                    -                -             -
Production taxes                                      -                -             -
Exploration costs                                     -                -             -
Depreciation, depletion and
   amortization                                       -                -             -
Dismantlement and site
   restoration allowances                             -                -             -
Impairment losses related to
   property, plant and equipment                      -                -             -
Crude oil and product purchases                  (5,577,331)       (5,774,254)    (3,145,155)
Selling and
   administrative
   expenses                                           -                -             -
Other                                                 -                -             -
Interest income                                       -                -             -
Interest expense                                      -                -             -
Exchange (loss) gain, net                             -                -             -
Investment income                                     -                -             -
Share of profits of an
   associated company                                 -                -             -

Non-operating (loss) income, net                      -                -             -
Provision for taxation                                -                -             -
                                                 ----------        ----------     ----------
Net income                                           67,696            28,250         83,720
                                                 ==========        ==========     ==========

OTHER INFORMATION
Capital expenditures                                     -               -             -
                                                 ==========        ==========     ==========


                                                                     Trading business
                                                            -------------------------------
                                                                   2000           2001
                                                            -------------------------------
                                                                  RMB'000        RMB'000

Segment assets                                                       -           368,670
Investment in equity method
   associate                                                         -             -
TOTAL ASSETS                                                         -           368,670

SEGMENT LIABILITIES                                                  -           106,862


                                                              Unallocated                               Eliminations
                                          ---------------------------------------     ------------------------------------------
                                             1999           2000           2001           1999           2000            2001
                                          ----------     ----------     ---------      -----------     ----------      ---------
                                            RMB'000        RMB'000        RMB'000        RMB'000        RMB'000         RMB'000
TURNOVER Sales to external customers:
   Oil and Gas sales                          -              -             -                -                -              -
   Marketing revenues                         -              -             -                -                -              -
   Intersegment revenues                      -              -             -           (1,840,660)     (676,489)        (691,843)
Other income                                6,890          9,400        40,057              -                -              -
                                          ---------     ---------      ---------       ----------      ---------       ----------
                                            6,890          9,400        40,057         (1,840,660)     (676,489)        (691,843)
                                          ---------     ---------      ---------       ----------     ----------       ----------
RESULTS
Operating expenses                          -                -             -               -                -              -
Production taxes                            -                -          (2,770)            -                -              -
Exploration costs                           -                -             -               -                -              -
Depreciation, depletion and
   amortization                             -             (4,017)          -               -                -              -
Dismantlement and site                      -                -             -               -                -              -
   restoration allowances                   -                -             -               -                -              -
Impairment losses related to                -                -             -               -                -              -
   property, plant and equipment            -                -             -               -                -              -
Crude oil and product purchases             -                -             -           1,840,660       676,489          691,843
Selling and administrative
   exepenses                             (499,983)       (422,757)     (579,603)           -                -              -
Other                                      (5,423)        (83,623)       (3,221)           -                -              -
Interest income                            53,709         236,624       317,706            -                -              -
Interest expense                          (42,219)        (41,500)      (33,326)           -                -              -
Exchange (loss) gain, net                (431,980)        381,336       235,409            -                -              -
Investment income                                             -         220,650            -                -              -
Share of profits of an                       -                -             -              -                -              -
   associated company                      13,301         218,326        89,963            -                -              -
Non-operating (loss) income, net             (913)         25,411        16,674            -                -              -
Provision for taxation                   (721,925)     (1,926,076)   (3,048,227            -                -              -
                                        ----------      ---------     ---------       ----------        ---------      --------
Net income                             (1,628,543)     (1,606,876    (2,746,688            -                -              -
                                        ==========      =========     =========       ==========        =========      ========

OTHER INFORMATION
Capital expenditures                         -            13,291         18,063           -                -              -
                                        ==========      =========     =========       ==========        =========      ========


                                                      Unallocated                                Eliminations
                                            ------------------------------              -------------------------------
                                                  2000            2001                        2000           2001
                                            ------------------------------
                                                 RMB'000         RMB'000                     RMB'000         RMB'000

Segment assets                                  6,704,417       17,771,115                       -              -
Investment in equity method
   associate                                      471,027          461,990                       -              -
TOTAL ASSETS                                    7,175,444       18,233,105                       -              -

SEGMENT LIABILITIES                             7,801,808        3,275,687                       -              -





                                    Totals
                                        --------------------------------------------------
                                             1999              2000             2001
                                        --------------     ------------     --------------
                                          RMB'000            RMB'000            RMB'000
TURNOVER Sales to external customers:
   Oil and Gas sales
   Marketing revenues                    9,557,213          18,142,834         16,868,945
   Intersegment revenues                 5,645,027           5,802,504          3,228,875
Other income                                  -                   -                 -
                                           108,347             278,580            721,737

                                        ----------          ----------        ----------
RESULTS                                 15,310,587          24,223,918        20,819,557
Operating expenses                      ----------          ----------        ----------
Production taxes
Exploration costs                       (1,855,309)         (2,124,078        (2,329,130)
Depreciation, depletion and               (578,878)         (1,036,729)         (883,768)
   amortization                           (246,402)           (552,869)       (1,039,297)
Dismantlement and site                  (2,373,380)         (2,577,882        (2,566,920)
   restoration allowances                                                        (90,367)
Impairment losses related to              (177,090)          (103,569)
   property, plant and equipment              -                  -               (99,675)
Crude oil and product purchases         (3,736,671)       (5,097,765)         (2,453,312)
Selling and administrative
   exepenses                              (516,485)         (456,002)           (615,389)
Other                                       (5,423)         (217,599)           (517,876)
Interest income                             53,709           236,624             317,706
Interest expense                          (621,704)         (475,004)           (116,634)
Exchange (loss) gain, net                 (431,980)          381,336             235,409
Investment income                             -                 -                220,650
Share of profits of an
   associated company                       13,301           218,326             89,963
Non-operating (loss) income, net             (911)          (196,031)            34,941
Provision for taxation                    (721,925)       (1,926,076         (3,048,227)
                                        ----------         ---------          ---------
Net income                               4,111,439        10,296,600          7,957,631
                                        ==========        ==========         ==========

OTHER INFORMATION
Capital expenditures                     4,318,314         4,584,343          4,338,738
                                        ==========        ==========         ===========




                                                Total
                                   --------------------------------
                                          2000            2001
                                   --------------------------------
                                         RMB'000         RMB'000

                                        32,126,378       43,857,658

                                           471,027          461,990
                                        32,597,405       44,319,648

                                        16,475,602       11,009,142




(b)  Geographical segments

We are an oil and gas company engaged in the exploration, development and production of crude oil and natural gas offshore China. Approximately 87% of our total revenue is contributed by PRC customers, therefore, our activities are conducted predominantly in the PRC. An analysis by geographical segment is as follows:

                                      PRC                             Outside PRC                            Total
                      ----------------------------------  ----------------------------------  ----------------------------------
                         1999        2000       2001         1999         2000        2001        1999        2000       2001
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                        RMB'000    RMB'000     RMB'000     RMB'000      RMB'000     RMB'000     RMB'000     RMB'000     RMB'000

External sales        11,140,229  17,559,042  18,104,658   4,170,358   6,664,876   2,714,899  15,310,587  24,223,918  20,819,557
Capital expenditures   4,318,284   4,566,554   4,311,241          30      17,789      27,497   4,318,314   4,584,343   4,338,738

                                           PRC                              Outside PRC                             Total
                                  ----------------------              ----------------------              ----------------------
                                     2000       2001                      2000        2001                    2000       2001
                                  ----------  ----------              ----------  ----------              ----------  ----------
                                   RMB'000     RMB'000                  RMB'000     RMB'000                 RMB'000     RMB'000

Segment assets                    32,432,338  43,783,409                 165,067      536,239             32,597,405  44,319,648

(c) An analysis of sales to the major customers by segment is as follows:

                                                                 1999               2000               2001
                                                          ----------------- ------------------ ------------------
                                                               RMB'000            RMB'000             RMB'000
Production sharing contracts
  China Petroleum & Chemical Corporation                        5,733,935          1,850,239           2,861,847
  PetroChina Company Limited                                    1,402,154            690,853           1,126,127
  Castle Peak Power Company Limited                             1,162,583          1,199,090           1,205,649
                                                          ----------------- ------------------ ------------------

                                                                8,298,672          3,740,182           5,193,623
                                                         ------------------ ------------------  -----------------
Independent operations
  China Petroleum & Chemical Corporation                        2,863,606          4,474,822           3,420,685
  PetroChina Company Limited                                      434,770            767,576             194,460
                                                         ------------------ ------------------  -----------------

                                                                3,298,376          5,242,398           3,615,145
                                                         ------------------ ------------------  -----------------

                                                               11,597,048          8,982,580           8,808,768
                                                         ================== ==================  =================

33. SUBSEQUENT EVENTS

(i) On January 18, 2002, CNOOC Southeast Asia Limited entered into a share purchase agreement to acquire shares and intercompany loans of nine subsidiaries of Repsol-YPF, S.A. The nine subsidiaries together hold a portfolio of operating and non-operating interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia. The aggregate consideration for the shares and intercompany loans is US$585,000,000. The assets to be acquired include a 65.3% interest in the Offshore Southeast Sumatra Contract Area production sharing contract, a 36.7% interest in the Offshore Northwest Java Contract Area production sharing contract, a 25% interest in the West Madura Offshore Block production sharing contract, a 50% interest in the Poleng Field technical assistance contract and a 16.7% interest in the Blora Block production sharing contract. The acquisition is expected to be completed on or before September 30, 2002. We would act as guarantor of CNOOC Southeast Asia Limited's obligations under the acquisition.

(ii)  Bond issue and establishment of CNOOC Finance (2002) Company

      On March 1, 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on January 24, 2002 and a wholly owned subsidiary of us, issued US$500,000,000 principal amount of 6.375% guaranteed notes due 2012. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by us.

(iii) Dividends

      On March 27, 2002, the board of directors proposed a final dividend of HK$0.15 per share, totaling HK$1,232,124,848 (Equivalent to RMB1,306,791,614) to our shareholders for the year ended December 31, 2001. The proposed dividend distribution is subject to shareholders approval in their next meeting.

34. ULTIMATE HOLDING COMPANY

Our directors consider CNOOC, a company established in the PRC, as the ultimate holding company.

35. ADDITIONAL FINANCIAL INFORMATION

As of December 31, 2001, our net current assets and total assets less current liabilities amounted to approximately RMB15,638,483,000 (2000: RMB704,228,000) and RMB39,927,972,000 (2000: RMB23,829,630,000), respectively.

36. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP

The accounting policies adopted by us conform to Hong Kong GAAP, which differ in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP").

(a) Net income and net equity

(i) Revaluation of land and buildings

We revalued certain land and buildings on August 31, 1999 as part of the Reorganization. We have recorded the revaluation surplus on that date. On December 31, 2000, we revalued such properties and related revaluation surplus of approximately RMB104,073,000 had been recorded on that date. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortization are based on the revalued amount. Additional depreciation arising from the revaluation was approximately RMB1,896,000 for the period from September 1, 1999 to December 31, 1999, RMB5,687,000 for the year ended December 31, 2000 and RMB9,156,000 for the year ended December 31, 2001. Under U.S. GAAP, property, plant and equipment is required to be stated at cost. Hence, no additional depreciation, depletion and amortization from the revaluation is recognized under U.S. GAAP.

(ii)  Short-term investments

According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealized holding gains and loses are included in current period earnings. According to U.S. GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. Under U.S. GAAP, related unrealized gains and losses are excluded from current period earnings reported.

(iii) Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognized when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

Under U.S. GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived assets and for Long-lived Assets to Be Disposed Of". SFAS No. 121 requires us to assess the need for an impairment of capitalized costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognized to the extent that net capitalized costs exceed the estimated fair value of the property. We estimate the fair value of the property using the present value of future cash flows discounted at 10%. The impairments were determined based on the difference between the carrying value of the assets and the present value of future cash flows discounted at 10%. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset is reversed to the statement of income to the extent that an impairment loss on the same asset was previously recognized as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognized as depreciation had the write-off not occurred. Under U.S. GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

For the year ended December 31, 2001, there were no difference on the amounts of impairment loses recognized under Hong Kong GAAP and U.S. GAAP and no reversal of the recovery of previous impairment charges recorded under Hong Kong GAAP.

(iv) Stock compensation plans

As described in Note 24 to the financial statements, as of December 31, 2001, we had two stock option plans. We apply Accounting Principles Board Opinion 25 and related Interpretations in accounting for these stock option plans. Accordingly, compensation costs that have been recognized for the stock option plans were RMB2,755,000 for the year ended December 31, 2001. Had compensation costs for our stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No.123, our net income and earnings per share for the year ended December 31, 2001 would have been reduced to the pro forma amounts indicated below:

                                             As reported           Pro forma
                                          -----------------    -----------------

Net income (RMB'000)                            7,920,236            7,912,150
Earnings per share
  -  Basic                                        RMB1.00              RMB1.00
  -  Diluted                                      RMB1.00              RMB1.00

Weighted average fair value of the options at the grant dates for awards under the plans was RMB3.10 per share which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 2.0%, an expected life of 5 years; expected volatility of 44%; and risk-free interest rates of 5.25%.

Weighted average exercise price of the stock options was HK$6.09 per share.

Effects on net income and net equity of above significant differences between Hong Kong GAAP and U.S. GAAP are summarized below:

                                                                               Net income
                                                        ---------------------------------------------------------
                                                               1999               2000               2001
                                                        ------------------- ------------------ ------------------
                                                             RMB'000             RMB'000            RMB'000


As reported under Hong Kong GAAP                                4,111,439          10,296,600          7,957,631
Impact of U.S. GAAP adjustments:
   - Reversal of additional depreciation, depletion
     and amortization arising from the revaluation
     surplus on land and buildings                                  1,896               5,687              9,156
   -  Unrealized holding gains from available-for-sale
     investments in marketable securities                               -                   -            (43,796)
   - Recognition of stock compensation cost                             -                   -             (2,755)
                                                        ------------------- ------------------ ------------------

As restated under U.S. GAAP                                     4,113,335          10,302,287          7,920,236
                                                        =================== ================== ==================

Net income per share under U.S. GAAP
   - Basic                                              RMB          0.69   RMB          1.63  RMB          1.00
                                                        =================== ================== ==================
   - Diluted                                            RMB          0.69   RMB          1.63  RMB          1.00
                                                        =================== ================== ==================


                                                                                      Net equity
                                                                      -------------------------------------------
                                                                             2000                   2001
                                                                      --------------------   --------------------
                                                                            RMB'000                RMB'000

As reported under Hong Kong GAAP                                             16,121,803             33,310,506
Impact of U.S. GAAP adjustments:
   - Reversal of revaluation surplus on land and buildings                     (274,671)              (274,671)
   - Reversal of additional accumulated depreciation, depletion and amortization charges arising from the revaluation
     surplus on land and buildings                                                7,583                 16,739
                                                                      --------------------   --------------------

As restated under U.S. GAAP                                                  15,854,715             33,052,574
                                                                      ====================   ====================

There are no significant GAAP differences that affect classifications within the balance sheet or statement of income but do not affect net income or shareholders' equity.

(b) Statement of cash flows

We apply Hong Kong SSAP 15 "Cash Flow Statements". Its objectives and principles are similar to those set out in SFAS No. 95, "Statement of Cash Flows". The principal differences between the standards relate to classification. Under Hong Kong SSAP 15, we present our cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) investing activities; and (e) financing. Cash flows from taxation and returns on investments and servicing of finance would be included as operating activities under SFAS No. 95, with the exception of distributions, which under SFAS No. 95 would be classified as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS No. 95 are as follows:

                                                              1999               2000                2001
                                                        ------------------ ------------------  -----------------
                                                              RMB'000            RMB'000            RMB'000
Net cash inflow (outflow) from:
 - Operating activities                                        7,323,219         13,232,701          11,759,457
 - Investing activities                                       (4,442,058)        (7,860,606)        (11,366,434)
 - Financing activities                                       (2,428,055)        (3,454,350)          3,204,074
                                                        ------------------ ------------------  -----------------

Changes in cash and cash equivalents                             453,106          1,917,745           3,597,097
Cash and cash equivalents at beginning of year                   425,776            878,882           2,796,627
                                                        ------------------ ------------------  -----------------

Cash and cash equivalents at end of year                         878,882          2,796,627           6,393,724
                                                        ================== ==================  =================

(c)  Comprehensive income

According to SFAS No. 130, it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that under U.S. GAAP are included in comprehensive income and excluded from net income.

                                                              1999                 2000               2001
                                                         ----------------    -----------------  -----------------
                                                             RMB'000             RMB'000            RMB'000

Net income under U.S. GAAP                                   4,113,335             10,302,287          7,920,236
Other comprehensive income:
  Foreign currency translation adjustments                          99                 (6,350)               702
  Unrealized gains on short-term investments                         -                      -             43,796
                                                         ----------------    -----------------  -----------------

Comprehensive income under U.S. GAAP                         4,113,434             10,295,937          7,964,734
                                                         ================    =================  =================

Roll forward of accumulated other comprehensive income components are as follows:

                                                Foreign currency       Unrealized gains      Accumulated other
                                                  translation           on short-term          comprehensive
                                                  adjustments            investments               income
                                               -------------------    -------------------    -------------------
                                                    RMB'000                RMB'000                RMB'000

Balance at January 1, 2000                                 -                         -                      -
    Current year change                               (6,350)                        -                 (6,350)
                                               -------------------    -------------------    -------------------
Balance at January 1, 2001                            (6,350)                        -                 (6,350)
    Current year change                                  702                    43,796                 44,498
                                               -------------------    -------------------    -------------------
 Balance at December 31, 2001                         (5,648)                   43,796                 38,148
                                               ===================    ===================    ===================

36. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP    (CONT'D)

(d) Derivative instruments

We had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge certain Japanese Yen denominated loan repayments in the future. In accordance with SFAS No.133, the derivative contract was recorded as "other current liabilities" in the consolidated balance sheet at fair value. For the year ended December 31, 2001, we recognized related changes in fair value, a loss of RMB29,134,000, and included the amount in "exchange gain, net" in the consolidated statement of income. The adoption of SFAS No. 133 as of January 1, 2001 had no impact on our financial statements.

(e) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, dismantlement and abandonment costs as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

(f) Deferred income taxes

Under Hong Kong GAAP, we provide deferred taxes for timing differences only to the extent that it is probable that a liability or asset will crystallize in the foreseeable future. U.S. GAAP requires full provision for deferred taxes under the asset and liability method on all temporary differences.

For Hong Kong GAAP purposes, deferred taxes are provided using the liability method whereby it is calculated using tax rates estimated to be applicable when timing differences reverse.

For U.S. GAAP purposes, deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect when these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will be realized.

For the year ended December 31, 2001, there was no difference on the amounts of deferred income taxes recognized under Hong Kong GAAP and U.S. GAAP.

(g) Segment reporting

Our segment information is based on the segmental operating results regularly reviewed by our chief operating decision maker. The accounting policies used are the same as those used in the preparation of our consolidated Hong Kong GAAP financial statements.

36. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP    (CONT'D)

(h) Newly issued accounting standards

(i) SFAS No. 141 "Business Combinations"

In June 2001, SFAS No. 141 "Business Combinations" was released. This statement addresses financial accounting and reporting for business combinations and requires that the purchase method of accounting to be used for all business combinations initiated or with the acquisition date after June 30, 2001. The adoption of the statement is not expected to have a significant effect on our financial statements.

(ii) SFAS No. 143 "Accounting for Asset Retirement Obligations"

On August 15, 2001, SFAS No. 143 "Accounting for Asset Retirement Obligations" was released and will be effective for the fiscal years beginning after June 15, 2002. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. Further, under this statement, the liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized.

According to the existing accounting policies adopted to prepare the financial statements, we estimate future dismantlement and site restoration costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement and the extent of site restoration required in accordance with current legislation and industry practice. We provide for the future dismantlement and site restoration allowance using the unit of production method over the useful life of the related asset.

Adoption of the statement will likely result in increase in both costs of assets and total liabilities. We are currently assessing these matters and have not yet determined whether or the extent to which they will affect the financial statements.

(iii) SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets"

In August 2001, SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets" was released and will be effective for the fiscal years beginning after December 15, 2001. This statement retains the requirements of SFAS No. 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and
(b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. This statement requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spinoff be considered held and used until it is disposed of. The accounting model for long-lived assets to be disposed of by sale is used for all long-lived assets, whether previously held and used or newly acquired. That accounting model retains the requirement of SFAS No. 121 to measure a long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The changes in this statement improve financial reporting by requiring that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions.

The adoption of the statement is not expected to have a significant effect on our financial statements.

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following disclosures are included in accordance with the United States Statements of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities".

(a) Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Estimates of crude oil and natural gas reserve have been made by independent engineers and our internal engineers. Our net proved reserves consist of our percentage interest in reserves, comprised of a 100% interest in our independent oil and gas properties and our participating interest in the properties covered under the production sharing contracts, less (a) an adjustment for our share of royalties payable by us to the PRC government and our participating interest in share oil payable to the PRC government under the production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under the production sharing contracts as reimbursement for exploration expenses attributable to our participating interest.

Proved developed and undeveloped reserves (net of royalties and government share oil):

                                                                                Oil*               Natural gas
                                                                         ------------------     ------------------
                                                                              (mmbls)                 (bcf)

December 31, 1998                                                                  1,176                  3,396
   Discoveries and extensions                                                        144                     14
   Production                                                                        (64)                   (74)
   Revisions of prior estimates                                                      (14)                    (4)
                                                                         ------------------     ------------------

December 31, 1999                                                                  1,242                  3,332
   Discoveries and extensions                                                         76                      5
   Sales of reserves                                                                 (41)                     -
   Production                                                                        (75)                   (72)
   Revisions of prior estimates                                                       14                    (15)
                                                                         ------------------     ------------------

December 31, 2000                                                                  1,216                  3,250
   Discoveries and extensions                                                        199                    166
   Production                                                                        (84)                   (71)
   Revisions of prior estimates                                                      (52)                   (97)
                                                                         ------------------     ------------------

December 31, 2001                                                                  1,279                  3,248
                                                                         ==================     ==================

--------------
* Crude oil and natural gas liquids, including 33mmbls reserve estimated by our internal engineers.

Proved developed reserves:

                                                                              Oil*               Natural gas
                                                                       -------------------    -------------------
                                                                            (mmbls)                 (bcf)

December 31, 1999                                                             358                    608
December 31, 2000                                                             546                    558
December 31, 2001                                                             582                    765

---------------
*     Crude oil and natural gas liquids.

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
(CONT'D)

(b) Results of operations

                                                               1999               2000               2001
                                                         -----------------  ------------------ ------------------
                                                             RMB'000             RMB'000            RMB'000

Net sales to customers                                        11,397,873         18,819,323         17,560,788
Operating expenses                                            (1,855,309)        (2,124,078)        (2,329,130)
Production taxes                                                (578,878)        (1,036,729)          (883,768)
Exploration costs                                               (246,402)          (552,869)        (1,039,297)
Depreciation, depletion and amortization                      (2,373,380)        (2,577,882)        (2,566,920)
                                                         -----------------  ------------------ ------------------

Results of operations before tax                               6,343,904         12,527,765         10,741,673

Income taxes                                                  (1,307,593)        (2,265,847)        (3,992,578)
                                                         -----------------  ------------------ ------------------

Results of operations                                          5,036,311         10,261,918          6,749,095
                                                         =================  ================== ==================

(c) Capitalized costs

                                                              1999               2000               2001
                                                       ------------------- ------------------ ------------------
                                                            RMB'000             RMB'000            RMB'000

Proved oil and gas properties                                33,045,347         36,323,472          40,748,848
Unproved oil and gas properties                                 711,113            996,452             428,611
Accumulated depreciation, depletion and amortization        (13,216,562)       (15,482,082)        (18,154,653)
                                                       ------------------- ------------------ ------------------

Net capitalized costs                                        20,539,898         21,837,842          23,022,806
                                                       =================== ================== ==================

(d) Costs incurred

                                                              1999               2000                2001
                                                        ------------------ ------------------  -----------------
                                                             RMB'000            RMB'000            RMB'000

Acquisition costs                                                     -                  -                    -
Exploration costs                                               474,210             610,159             996,121
Development costs                                             3,877,367           4,176,555           3,958,357
                                                        ------------------ ------------------  -----------------

Total costs incurred                                          4,351,577           4,786,714           4,954,478
                                                        ================== ==================  =================

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
(CONT'D)

(e) Standardized measure of discounted future net cash flows and changes therein

In calculating the standardized measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to our estimated annual future production from proven reserves to determine future cash inflows. Year end average realized oil prices used in the estimation of proved reserves and calculation of the standardized measure were US$17 as of December 31, 2001 (2000: US$22; 1999: US$22). Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimated future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

Present value of estimated future net cash flows:

                                                 Note          1999               2000               2001
                                                --------  ----------------- ------------------ ------------------
                                                             RMB'000             RMB'000            RMB'000

Future cash inflows                               (i)        335,668,012         326,513,363        261,339,180
Future production costs                                      (75,159,191)        (73,402,341)       (74,404,378)
Future development costs                         (ii)        (34,712,865)        (31,279,348)       (38,640,756)
Future income taxes                                          (34,632,334)        (30,833,803)       (39,097,483)
                                                          ----------------- ------------------ ------------------

Future net cash flows                            (iii)       191,163,622         190,997,871        109,196,563
10% discount factor                                         (103,441,165)        (97,607,274)       (58,114,105)
                                                          ----------------- ------------------ ------------------

Standardized measure                                          87,722,457          93,390,597         51,082,458
                                                          ================= ================== ==================

(i) Future cash flows consist of our 100% interest in the independent oil and gas properties and our participating interest in the properties under production sharing contracts less (a) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (b) an adjustment for production allocable to foreign partners under the production sharing contracts for exploration costs attributable to the our participating interest.

(ii) Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(iii) Future net cash flows have been prepared taking into consideration estimated future dismantlement and site restoration costs of dismantling offshore oil platforms and oil and gas properties.

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
(CONT'D)

(e) Standardized measure of discounted future net cash flows and changes therein (CONT'D)

Changes in the standardized measure of discounted future net cash flows:

                                                             1999               2000                2001
                                                      ------------------- ------------------  -----------------
                                                           RMB'000             RMB'000            RMB'000

Standardized measure, beginning of year:                    38,446,846          87,722,457          93,390,597
Sales of production, net of royalties and production
  costs                                                     (8,963,686)        (15,658,516)        (14,347,890)
Net change in prices, net of royalties and production
  costs                                                     53,656,976             578,121         (32,289,445)
Extensions, discoveries and improved recovery, net of
  related future costs                                       9,742,935           5,417,977           9,985,707
Change in estimated future development costs                (6,512,940)          3,433,517          (9,651,681)
Development costs incurred during the year                   3,877,367           4,176,555           3,958,357
Revisions in quantity estimates                               (932,128)            830,236          (3,272,326)
Accretion of discount                                        4,469,855          10,361,478          10,846,714
Net change in income taxes                                  (9,640,963)            815,779          (3,241,861)
Sales of property                                                    -          (2,865,132)                  -
Changes in timing and other                                  3,578,195          (1,421,875)         (4,295,714)
                                                      ------------------- ------------------  -----------------

Standardized measure, end of year                           87,722,457          93,390,597          51,082,458
                                                      =================== ==================  =================

                                 EXHIBIT INDEX

Exhibit
Number            Document
------            --------

1.1 Articles of Association of the Registrant, incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

1.2 Memorandum of Association of the Registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.1 The Asset Swap Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
                  Number: 333-10862).

4.2 The Asset Allocation Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.3 The Reorganisation Agreement dated September 13, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.4 Form of the Equity Transfer Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.5 Form of the Transfer Agreement dated October 1, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the 37 production sharing contracts and one geophysical exploration agreement, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.6 Form of Equity Transfer Agreement between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited regarding the transfer of the rights and obligations under Joint Venture Contract of Shanghai Petroleum and Natural Gas Company Limited dated July 28, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.7 Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated December 22, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit
                  10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
                  333-10862).

4.8 Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated November 7, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.9 Transfer Agreement dated September 9, 1999 among CNOOC, Offshore Oil Company Limited, the four PRC subsidiaries and CNOOC's affiliates regarding the transfer of the rights and obligations of the technical services agreements to Offshore Oil Company Limited, incorporated by reference to Exhibit
                  10.9 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
                  333-10862).

4.10 Nanshan Terminal Leasing Agreement dated September 9, 1999 between CNOOC, Hainan China Oil and Offshore Natural Gas Company and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.11 Trademark Licence Agreement dated September 9, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.12 Trademark Licence Agreement dated September 9, 1999 between China Offshore Oil Marketing Company, CNOOC Limited and Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.13 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.14 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 between China Offshore Oil Eastern South China Sea Corporation and Offshore Oil Company Limited, incorporated by reference to
                  Exhibit 10.14 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
                  Number: 333-10862).

4.15 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 between China Offshore Oil Western South China Sea Corporation and Offshore Oil Company Limited, incorporated by reference to
                  Exhibit 10.15 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
                  Number: 333-10862).

4.16 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 between China Offshore Oil East South China Sea Corporation and Offshore Oil Company Limited, incorporated by reference to Exhibit
                  10.16 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
                  333-10862).

4.17 General Research and Development Agreement dated September 9, 1999 between China Ocean Oil Research Institute and Offshore Oil Company Limited, incorporated by reference to
                  Exhibit 10.17 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
                  Number: 333-10862).

4.18 Property Leasing Agreement dated September 9, 1999 between Wui Hai Enterprise Company Limited and Offshore Oil Company Limited in respect of the office premises at 6th, 7th and 8th Floors, CNOOC Plaza, No. 6 Dong Zhi Men Wai Xiao Jie, Beijing, incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.19 Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Western South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 9th Floors, Nantiao Road, Potou District Zhangjiang, Guangdong, incorporated by reference to Exhibit
                  10.19 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
                  333-10862).

4.20 Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 7th Floors and 9th Floor, 2-37 He Kou Jie, Tanggu District, Tianjin, incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.21 Property Leasing Agreement dated September 9, 1999 between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 20th, 22nd and 23rd Floors, 583 Ling Ling Road, Shanghai, the PRC, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.22 Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Eastern South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 3rd Floor and 6th to 11th Floors, 1 Second Industrial Road, Shekou, Shenzhen, the PRC, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.23 Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the Chengbei Warehouse, Chengbei Road, Tanggu District, Tianjin City, the PRC, incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.24 Property Leasing Agreement dated September 9, 1999 between Overseas Oil & Gas Corporation Ltd. and China Offshore Oil (Singapore) International Pte. Ltd. in respect of the residential premises at 10-01 and 17-002 Aquamarine Tower, 50 Bayshore Road, 13-05 Jade Tower, 60 Bayshore Road, Singapore, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.25 Suizhong Pier Agreement dated September 9, 1999 between Offshore Oil Company Limited and China Offshore Bohai Corporation, incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.26 Form of Novation Agreement among CNOOC, CNOOC China Limited, the Banks and other financial institution and the Fuji Bank Limited Hong Kong Branch, as agent, in respect of the transfer of the US$110 million syndicated loan, incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.27 Form of the Undertaking Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.28 Employment Contract between CNOOC Limited and Liucheng Wei (Service Agreement for Director, incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
                  Number: 333-10862).

4.29 Employment Contract between CNOOC Limited and Chengyu Fu (Service Agreement for Director, incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
                  Number: 333-10862).

4.30 Employment Contract between CNOOC Limited and Shouwei Zhou (Service Agreement for Director, incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
                  Number: 333-10862).

4.31 Form of Pre-Global Offering Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.32 Form of Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.33 Subscription Agreement dated March 17, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to
                  Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
                  Number: 333-10862).

4.34 Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hutchison International Limited, incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.35 Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hongkong Electric Holdings Limited, incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.36 Subscription Agreement dated June 28, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to
                  Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
                  Number: 333-10862).

4.37 Corporation Placing Agreement dated February 6, 2001 among CNOOC Limited, China National Offshore Oil Corporation, Shell Eastern Petroleum (Pte) Limited and Merrill Lynch Far East Limited, incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

8                 List of Subsidiaries.

10 Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co. pursuant to the requirements of the United States Securities and Exchange Commission.