Form 20-F
period 2002-12-31
CNOOC LTD
filed 2003-05-13
CIK 1095595

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              -------------------

                                   FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended December 31, 2002
                                      OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from            to

                        Commission File Number 1-14966

                                 CNOOC LIMITED
                   [NAME OF COMPANY IN CHINESE CHARACTERS]
            (Exact name of Registrant as specified in its charter)
                              -------------------
                                   Hong Kong
                (Jurisdiction of incorporation or organization)
                              -------------------
                        65th Floor, Bank of China Tower
                           One Garden Road, Central
                                   Hong Kong
                   (Address of principal executive offices)
                              -------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                         Title of                                                        Name of each exchange
                                        Each class                                                        On which Registered
                                        ----------                                                        -------------------

American Depositary Shares, each representing 20 shares of
   par value HK$0.10 per share..................................................................    New York Stock Exchange, Inc.
Shares of par value HK$0.10 per share...........................................................    New York Stock Exchange, Inc.*

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

Shares, par value HK$0.10 per share..............................8,214,165,655

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

                                                         Table of Contents

                                                                                                                              Page
                                                                                                                              ----

Certain Terms and Conventions....................................................................................................3
Currencies and Exchange Rates....................................................................................................7
Forward-Looking Statements.......................................................................................................9

                                                              PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS............................................................10
ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE..........................................................................10
ITEM 3.        KEY INFORMATION..................................................................................................10
               A.       Selected Financial Data.................................................................................10
               B.       Capitalization and Indebtedness.........................................................................13
               C.       Reasons for the Offer and Use of Proceeds...............................................................13
               D.       Risk Factors............................................................................................14
ITEM 4.        INFORMATION ON THE COMPANY.......................................................................................23
               A.       History and Development.................................................................................23
               B.       Business Overview.......................................................................................26
ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................................................73
               A.       Operating Results.......................................................................................73
               B.       Liquidity and Capital Resources.........................................................................86
ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................................................94
               A.       Directors and Senior Management.........................................................................94
               B.       Compensation of Directors and Officers..................................................................96
               C.       Board Practice..........................................................................................97
               D.       Employees...............................................................................................98
               E.       Share Ownership.........................................................................................98
ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............................................................101
               A.       Major Shareholders.....................................................................................101
               B.       Related Party Transactions.............................................................................101
               C.       Interests of Experts and Counsel.......................................................................106
ITEM 8.        FINANCIAL INFORMATION...........................................................................................107
               A.       Consolidated Statements and Other Financial Information................................................107
               B.       Significant Changes....................................................................................108
ITEM 9.        THE OFFER AND LISTING...........................................................................................110
ITEM 10.       ADDITIONAL INFORMATION..........................................................................................111
               A.       Share Capital..........................................................................................111
               B.       Memorandum and Articles of Association.................................................................111
               C.       Material Contracts.....................................................................................113
               D.       Exchange Controls......................................................................................113
               E.       Taxation...............................................................................................113
               F.       Dividends and Paying Agents............................................................................116
               G.       Statement by Experts...................................................................................116
               H.       Documents on Display...................................................................................117
               I.       Subsidiary Information.................................................................................117
ITEM 11.       QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK......................................................117
ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................................118

                                                              PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................................119
ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................................119
               A.       Material Modifications to the Rights to Securities Holders.............................................119
               B.       Use of Proceeds........................................................................................119
ITEM 15.       CONTROLS AND PROCEDURES.........................................................................................119
ITEM 16.       RESERVED........................................................................................................119

                                                             PART III

ITEM 17.       FINANCIAL STATEMENTS............................................................................................120
ITEM 18.       FINANCIAL STATEMENTS............................................................................................120
ITEM 19.       EXHIBITS........................................................................................................120


                                                                2

                         CERTAIN TERMS AND CONVENTIONS


Definitions

     Unless the context otherwise requires, references in this annual report to:

     o "CNOOC" are to our parent, China National Offshore Oil Corporation, a PRC state-owned enterprise, and its affiliates, excluding us and our subsidiaries;

     o "CNOOC Limited," "we," "our" and "us" are to CNOOC Limited, a Hong Kong limited liability company and the registrant of this annual report, and its subsidiaries;

     o "China" or the "PRC" are to the People's Republic of China, excluding for purposes of this annual report Hong Kong, Macau and Taiwan;

     o    "Hong Kong Stock Exchange" are to The Stock Exchange of Hong Kong
          Limited;

     o    "HK$" are to Hong Kong dollars;

     o    "JPY" are to Japanese yen;

     o    "Rmb" are to Renminbi, the currency of the PRC;

     o "Rupiah" are to Indonesian Rupiah, the currency of the Republic of Indonesia; and

     o "US$" are to U.S. dollars, the currency of the United States of America.

Conventions

     We have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 of US$1.00=Rmb
8.2800. We have also translated amounts in Hong Kong dollars solely for the convenience of the reader at the rate of HK$7.8000 to US$1.00, the linked exchange rate between such currencies under policies of the Hong Kong government in effect on December 31, 2002. We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2002, or at all. For further information on exchange rates, see "Currencies and Exchanges Rates."

     Totals presented in this annual report may not total correctly due to rounding of numbers.

     Our "average net realized price" for oil and gas in each period is derived from a numerator divided by a denominator, where:

     o the numerator is equal to the sum of (i) revenues from our oil and gas sales offshore China for the applicable period; (ii) the 30% ownership share of revenues from oil and gas sales for the applicable period from our associated company, Shanghai Petroleum and Natural Gas Company Limited; and (iii) the revenues from oil and gas sales for the applicable period from our overseas interests; while:

     o the denominator is equal to the sum of (i) the volume of oil and gas sales offshore China for the applicable period; (ii) 30% of the volume of oil and gas sales for the applicable period from our associated company; and (iii) the volume of oil and gas sales for the applicable period from our overseas interests.

     Our "net proved reserves" are derived from proved reserves less certain adjustments, where:

     o proved reserves is equal to the sum of (i) our 100% interest in our independent oil and gas properties (excluding the proved reserves attributable to our associated company); (ii) our participating interest in the properties covered under our production sharing contracts in the PRC and Indonesia; and (iii) our 30% interest in the proved reserves of our associated company; while:

     o the adjustments equal the sum of (i) an adjustment for our share of royalties payable to the PRC government and our participating interest in share oil payable to the PRC government under our production sharing contracts in the PRC; (ii) an adjustment for production allocable to foreign partners under our production sharing contracts in the PRC as reimbursement for exploration expenses attributable to our working interest; and (iii) adjustments for share oil payable under our Indonesian production sharing contracts to Pertamina, the Indonesian state-owned oil and gas company and for a domestic market obligation under which the contractor must sell a specified percentage of its crude oil to the local Indonesian market at a reduced price. In this annual report, we use "share oil" to refer to the portion of production that must be allocated to the relevant government entity or company under our production sharing contracts and technical assistance contracts.

     Net proved reserves do not include any deduction for production taxes payable by us, which are included in our operating expenses. Net production is calculated in the same way as net proved reserves. Unless otherwise noted, all information in this annual report relating to oil and natural gas reserves is based upon estimates prepared by us. In calculating barrels-of-oil equivalent, or BOE, amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.

Glossary of Technical Terms

     Unless otherwise indicated in the context, references to:

     o "adjusted finding and development cost per BOE" means, for a given period, the sum of (a) total finding costs incurred divided by the sum of discoveries, extensions, and revisions of prior estimates of net proved reserves and (b) the sum of (i) total development costs and (ii) the amount of expected future development costs of proved undeveloped reserves divided by the sum of (iii) proved undeveloped reserves and (iv) the sum of undeveloped reserves converted to developed reserves. This measure is used to account for expected future development costs for existing reserves in addition to finding and development costs already incurred.

     o "API gravity" means the American Petroleum Institute's scale for specific gravity for liquid hydrocarbons, measured in degrees. The lower the API gravity, the heavier the liquid and, generally, the lower its commercial value. For example, asphalt has an API gravity of eight degrees, West Texas Intermediate, a benchmark crude oil, has an API of 40 degrees, and gasoline has an API gravity of 50 degrees.

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

     o "crude oil" means crude oil and liquids, including condensate, natural gas liquids and liquefied petroleum gas.

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

     o "finding and development cost per BOE" means, for a given period, the sum of total finding and development cost incurred, divided by the sum of discoveries, extensions, and revisions of prior estimates of net proved reserves.

     o "finding cost" means, for a given period, costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploration wells.

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

     References to:

     o bbls means barrels, which is equivalent to approximately 0.134 tons of oil (33 degrees API);

     o    mmbbls means million barrels;

     o    BOE means barrels-of-oil equivalent;

     o    BOE per day means barrels-of-oil equivalent per day;

     o    million BOE means million barrels-of-oil equivalent;

     o    mcf means thousand cubic feet;

     o    mmcf means million cubic feet;

     o    bcf means billion cubic feet, which is equivalent to approximately
          283.2 million cubic meters;

     o    BTU means British Thermal Unit, a universal measurement of energy;
          and

     o km means kilometers, which is equivalent to approximately 0.62 miles.

                         CURRENCIES AND EXCHANGE RATES

     We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. dollars have been made at a rate of Rmb 8.2800 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rate below or at all.

     The following table sets forth the noon buying rate for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

                                                                                            Noon Buying Rate
                                                                                            ----------------
Period                                                                End           Average(1)             High              Low
------                                                                ---           ----------             ----              ---
                                                                                           (Rmb per US$1.00)

1998...........................................................      8.3008            8.2991            8.3100            8.2778
1999...........................................................      8.2795            8.2785            8.2800            8.2770
2000...........................................................      8.2774            8.2784            8.2799            8.2768
2001...........................................................      8.2766            8.2772            8.2786            8.2676
2002...........................................................      8.2800            8.2772            8.2800            8.2669
November 2002..................................................      8.2773               --             8.2774            8.2771
December 2002..................................................      8.2800               --             8.2800            8.2771
January 2003...................................................      8.2768               --             8.2800            8.2766
February 2003..................................................      8.2775               --             8.2800            8.2768
March 2003.....................................................      8.2774               --             8.2776            8.2770
April 2003.....................................................      8.2771               --             8.2774            8.2769
2003 (through May 9, 2003).....................................      8.2768               --             8.2800            8.2766

----------
(1)  Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

     As of May 9, 2003, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was Rmb 8.2768 to US$1.00.

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

     The following table sets forth the noon buying rate for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

                                                                                       Noon buying rate
                                                                                       ----------------
Period                                                           End           Average(1)             High              Low
------                                                           ---           ----------             ----              ---
                                                                                      (HK$ per US$1.00)

1998......................................................     7.7476            7.7465               7.7595          7.7355
1999......................................................     7.7740            7.7599               7.7814          7.7457
2000......................................................     7.7999            7.7936               7.8008          7.7765
2001......................................................     7.7980            7.7996               7.8004          7.7970
2002......................................................     7.7988            7.7996               7.8095          7.7970
November 2002.............................................     7.7988                --               7.8000          7.7987
December 2002.............................................     7.7988                --               7.7992          7.7980
January 2003..............................................     7.8001                --               7.8001          7.7988
February 2003.............................................     7.7991                --               7.8000          7.7989
March 2003................................................     7.7995                --               7.7995          7.7987
April 2003................................................     7.7991                --               7.7998          7.7991
2003 (through May 9, 2003)................................     7.7991                --               7.8001          7.7987

----------
(1)  Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

     As of May 9, 2003, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7991 to US$1.00.

                          FORWARD-LOOKING STATEMENTS

     This annual report includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify such forward-looking statements.

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

     o    business strategy,

     o    production of oil and gas,

     o    development of undeveloped reserves,

     o    expansion and growth of our business and operations, and

     o    our estimated financial information.

     These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectation. For a description of such risks and uncertainties, see "Item 3-Key Information-Risk Factors."

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

                                    PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable, but see "Item 6--Directors, Senior Management and Employees--Directors and Senior Management."

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.   KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     You should read our selected historical consolidated financial data set forth below in conjunction with our consolidated financial statements and their notes attached to this annual report and "Item 5--Operating and Financial Review and Prospects" in this annual report. The following selected income statement data and cash flow data for the year ended December 31, 2002 and the selected balance sheet data as of December 31, 2002 have been derived from our consolidated financial statements audited by Ernst & Young, our current independent public accountants. The following selected income statement data and cash flow data for the years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000 and 2001 have been derived from our consolidated financial statements audited by Arthur Andersen & Co, our independent public accountants prior to 2002. The selected income statement data and cash flow data for the years ended December 31, 1998 and 1999 and the selected balance sheet data as of December 31, 1998 and 1999 are derived from our consolidated financial statements audited by Arthur Andersen & Co, which are not included in this annual report.

     On June 6, 2002, Ernst & Young replaced Arthur Andersen & Co as our independent public accountants. For a discussion on such change of accountants, see "Item 3--Key Information--Risk Factors--Risks relating to our business--You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to December 31, 2001, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen" and "Item 5--Operating and Financial Review and Prospects--Change of Accountants."

     Our financial information reflects our October 1999 reorganization and has been prepared as if our current structure had been in existence at the beginning of the relevant periods. The following financial information may not necessarily reflect our results of operations, financial position and cash flow in the future or what they would have been had we been a separate, stand-alone entity during the periods presented. We have prepared and presented our consolidated financial statements in accordance with Hong Kong GAAP. For an explanation of the reconciliation of our net income and shareholders' equity to U.S. GAAP, see note 38 to our consolidated financial statements attached to this annual report.

                                                                                    Year ended December 31,
                                                               -------------------------------------------------------------------
                                                                 1998        1999       2000        2001        2002        2002
                                                               --------   ----------  --------   ----------   --------   ---------
                                                                  Rmb         Rmb        Rmb        Rmb          Rmb         US$
                                                               --------   ----------  --------   ----------   --------   ---------
                                                                                         (in millions)

Income Statement Data:
Hong Kong GAAP
Operating revenues:
   Oil and gas sales......................................      7,814       11,398     18,819      17,561      23,779       2,872
   Marketing revenues.....................................      1,488        3,805      5,126       2,537       2,377         287
   Other income...........................................         10          108        279         722         217          26
                                                               --------   ----------  --------   ----------   --------   ---------
   Total operating revenues...............................      9,312       15,311     24,224      20,820      26,374       3,185
                                                               --------   ----------  --------   ----------   --------   ---------

Expenses:

   Operating expenses.....................................     (1,954)      (1,855)    (2,124)     (2,329)     (3,775)       (456)
   Production taxes.......................................       (383)        (579)    (1,037)       (884)     (1,023)       (124)
   Exploration expenses...................................       (584)        (247)      (553)     (1,039)     (1,318)       (159)
   Depreciation, depletion and amortization...............     (1,954)      (2,373)    (2,578)     (2,567)     (4,020)       (486)
   Dismantlement..........................................       (188)        (177)      (104)        (90)       (126)        (15)
   Crude oil and product purchases........................     (1,432)      (3,737)    (5,098)     (2,453)     (2,326)       (281)
   Selling and administrative expenses....................       (650)        (517)      (456)       (616)     (1,007)       (122)
   Other..................................................       (109)          (5)      (217)       (618)        (31)         (4)
                                                               --------   ----------  --------   ----------   --------   ---------
                                                               (7,254)      (9,490)    12,167)    (10,596)    (13,626)     (1,647)
                                                               --------   ----------  --------   ----------   --------   ---------

Interest income...........................................        117           54        237         318         148          18
Interest expenses.........................................       (608)        (662)      (475)       (117)       (295)        (36)
Exchange gain (loss), net.................................       (303)        (432)       381         235        (114)        (14)

Investment income.........................................         --           --         --         221         193          23
Share of  profit of an associate..........................         --           13        218          90         165          20
Non-operating profit (loss), net..........................        580           (1)      (195)         35         (71)         (9)
                                                               --------   ----------  --------   ----------   --------   ---------

Income before tax.........................................      1,844        4,833     12,223      11,006      12,774       1,540
Tax.......................................................       (295)        (722)    (1,926)     (3,048)     (3,541)       (428)
                                                               --------   ----------  --------   ----------   --------   ---------
Net income................................................      1,549        4,111     10,297       7,958       9,233       1,112
                                                               ========   ==========  ========   ==========   ========   =========

Net income per share (basic & diluted)(a).................       0.26         0.69       1.63        1.00        1.12        0.14
Net income per ADS(a).....................................       5.16        13.70      32.53       20.04       22.48        2.71

U.S. GAAP
Operating revenues:
Oil and gas sales.........................................      7,814       11,398     18,819      17,561      23,779       2,872
Marketing revenues........................................      1,488        3,805      5,126       2,537       2,377         287
Other income..............................................         10          108        279         722         217          26
                                                               --------   ----------  --------   ----------   --------   ---------
Total operating revenues..................................      9,312       15,311     24,224      20,820      26,374       3,185
                                                               --------   ----------  --------   ----------   --------   ---------
Net Income................................................      1,549        4,113     10,302       7,920       9,088       1,098

Net income per share (basic & diluted)(a).................       0.26         0.69       1.63        1.00        1.11        0.13
Net income per ADS(a).....................................       5.16        13.71      32.55       19.95       22.13        2.67

----------

(a) Net income per share and net income per ADS for the years ended December 31, 1998 and 1999 have been computed by dividing net income by the number of shares and the number of ADSs of 6,000,000,000 and 300,000,000, respectively (based on a ratio of 20 shares to one ADS), outstanding immediately after our reorganization in 1999. Net income per share and net income per ADS for 2000 have been computed by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 6,331,114,421 and 316,555,721 respectively (based on a ratio of 20 shares to one ADS) for the period. Similarly, net income per share and net income per ADS for 2001 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, using 7,942,288,803 and 397,114,440 respectively. Net income per share and net income per ADS for 2002 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, using 8,219,285,384 and 410,964,269, respectively.



                                                                                    Year ended December 31,
                                                               -------------------------------------------------------------------
                                                                 1998        1999       2000        2001        2002        2002
                                                               --------   ----------  --------   ----------   --------   ---------
                                                                  Rmb         Rmb        Rmb        Rmb          Rmb         US$
                                                               --------   ----------  --------   ----------   --------   ---------
                                                                                         (in millions)

Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents..................................       426          879      2,797       6,394       7,839         947
Time deposits with maturities over three months............        --           --      3,425       2,050       4,690         566
Short-term investments.....................................        --           --        300       8,896       6,531         789
Current assets.............................................     2,102        4,987      9,472      20,030      24,487       2,957
Property, plant and equipment, net.........................    18,963       20,907     22,654      23,828      36,072       4,357
Investment in an associate.................................       260          274        471         462         537          65
Total assets...............................................    21,325       26,168     32,597      44,320      61,096       7,378
Current liabilities........................................     2,813        9,177      8,768       4,392       7,134         862
Long-term bank loans, net of current portion...............     8,333        6,033      4,749       3,256         941         114
US$500 million 6.375% guaranteed notes due 2012............        --           --         --          --       4,071         492
Total long-term liabilities................................    12,153        8,607      7,707       6,617      13,393       1,618
Total liabilities..........................................    14,966       17,784     16,475      11,009      20,527       2,479
Shareholders' equity.......................................     6,359        8,384     16,122      33,311      40,568       4,900

U.S. GAAP
Total assets...............................................    21,325       26,000     32,330      44,062     59,984        7,244
Total long-term liabilities................................    12,153        7,562      7,707       6,617     13,393        1,618
Shareholders' equity.......................................     6,359        9,261     15,855      33,053     39,884        4,817


                                                                12

                                                                                    Year ended December 31,
                                                               -------------------------------------------------------------------
                                                                 1998        1999       2000        2001        2002        2002
                                                               --------   ----------  --------   ----------   --------   ---------
                                                                  Rmb         Rmb        Rmb        Rmb          Rmb         US$
                                                               --------   ----------  --------   ----------   --------   ---------
                                                                          (in millions, except percentages and ratios)

Other Financial Data:
Hong Kong GAAP
Capital expenditures paid.................................      3,576        4,070      4,404       4,343       6,833        825
Cash provided by (used for):(1)
      Operating activities................................      3,942        7,323     13,233      11,759      14,597      1,763
      Investing activities................................     (2,952)      (4,442)    (7,861)    (11,366)    (11,724)    (1,416)
      Financing activities................................       (895)      (2,428)    (3,454)      3,204      (1,428)      (172)
EBITDE(2).................................................      5,364        8,630     15,315      14,366      18,499      2,235
EBITDE margin(3)..........................................       57.6%        56.4%      63.2%       69.0%       70.1%      70.1%
Ratio of EBITDE to gross interest expense(4)..............        7.5x        12.3x      32.2x       45.5x       45.7x      45.7x
Ratio of total debt to EBITDE.............................        1.9x         1.1x       0.4x        0.3x        0.3x       0.3x
Ratio of total debt to total capitalization(5)............       68.3%        63.1%      27.5%       12.3%       11.6%      11.6%

U.S. GAAP
Cash provided by (used for):
      Operating activities(6).............................      3,942        7,323     13,233      11,759      14,597      1,763
      Investing activities................................     (2,952)      (4,442)    (7,861)    (11,366)    (11,724)    (1,416)
      Financing activities................................       (895)      (2,428)    (3,454)      3,204      (1,428)      (172)
Ratio of cash provided by operating activities to gross
   interest expense(4)(7).................................       5.5x         10.5x     27.9x       37.2x       44.6x      44.6x
Ratio of total debt to cash provided by operating
   activities(7)..........................................        2.5x         1.2x       0.4x        0.4x       0.4x        0.4x
Net income(7).............................................      1,549        4,113     10,302       7,920      9,088       1,098
Net income margin(6)(8)...................................       16.6%        26.9%      42.5%      38.0%       34.5%       34.5%
Ratio of net income to gross interest expense(4)(7).......        2.2x         5.9x      21.7x      25.1x       27.8x       27.8x
Ratio of total debt to net income(7)......................        6.5x         2.2x       0.6x       0.6x        0.6x        0.6x
EBITDE(2).................................................      5,364        8,630     15,315     14,319      18,483       2,232
EBITDE margin(3)..........................................       57.6%        56.4%      63.2%      68.8%       70.1%       70.1%
Ratio of EBITDE to gross interest expense(4)..............        7.5x        12.3x      32.2x      45.4x       56.6x       56.6x
Ratio of total debt to EBITDE.............................        1.9x         1.1x       0.4x       0.3x        0.3x        0.3x
Ratio of total debt to total capitalization(5)............       68.3%        59.5%      27.9%      12.4%       11.8%       11.8%

----------
(1)  In accordance with a new accounting pronouncement, SSAP 15 "Cash Flow Statements," the presentation of cash flow for 1998,
     1999, 2000 and 2001 conforms to the presentation of cash flow for 2002. For further information on HK SSAP 15, see "Item
     5--Operating and Financial Review and Prospects--Recent Accounting Pronouncements."
(2)  We have defined EBITDE to mean earnings before interest income, interest expense, income taxes, depreciation, depletion, amortization, dismantlement, exploration expenses, impairment losses related to property, plant and equipment and exchange gains or losses as computed under Hong Kong and U.S. GAAP. EBITDE is not a standard measure under either Hong Kong or U.S.
     GAAP. You should not consider our definition of EBITDE in isolation or construe it as an alternative to net income, cash provided by operating activities or any other measure of performance or as an indicator of operating performance, liquidity or any other standard measure under either Hong Kong or U.S. GAAP. We believe net income and cash provided by operating activities are the most directly comparable financial measures for EBITDE as an indicator of our operating performance and liquidity, respectively. For our management's explanation of how we define EBITDE and why we use it, see "Item 5--Operating and Financial Review and Prospects--Overview--Non-GAAP Financial Measures."
(3)  EBITDE margin represents EBITDE as a percentage of our total operating revenues, as computed under both Hong Kong and U.S.
     GAAP. EBITDE margin is used as an indicator of operating performance.
(4)  Gross interest expense includes capitalized interest.
(5)  Total capitalization excludes current portion of long-term debt.
(6)  We have included data relating to cash provided by operating activities in this table because we believe it is the most directly comparable Hong Kong and U.S. GAAP measure to EBITDE as an indicator of liquidity. EBITDE is not a standard measure under either Hong Kong or U.S. GAAP.
(7)  We have included net income data in this table because we believes it is the most directly comparable Hong Kong and U.S. GAAP measure to EBITDE as an indicator of operating performance. EBITDE is not a standard measure under either Hong Kong or U.S.
     GAAP.
(8)  Net income margin represents net income as a percentage of our total operating revenues, as computed under U.S. GAAP.


B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.   RISK FACTORS

Risks relating to our business

     Our business, revenues and profits fluctuate with changes in oil and gas prices. Even relatively modest declines in crude oil prices may adversely affect our business, revenues and profits. Our profitability is determined in large part by the difference between the prices received for the crude oil we produce and the costs of exploring for, developing, producing and selling these products.

     Prices for crude oil fluctuate widely in response to relatively minor changes in the supply and demand for oil, market uncertainty and various other factors that are beyond our control, including:

     o    political developments in petroleum producing regions;

     o the ability of the Organization of Petroleum Exporting Countries and other petroleum producing nations to set and maintain production levels and prices;

     o    the price and availability of other energy sources, such as coal;

     o    domestic and foreign government regulation;

     o    weather conditions; and

     o    overall economic conditions.

     Our revenues and net income have fluctuated significantly in the past four years, principally due to the volatility of world oil prices. Over the past year, oil prices rose 62% from US$19.84 per barrel on January 1, 2002 to US$32.20 per barrel on December 31, 2002. In the last half of 2002, worldwide oil prices rose due to increasing political and economic turmoil in Venezuela and the conflict in Iraq. These uncertainties, together with the conflict in Iraq, raised concerns about the security and availability of ample supplies to meet growing demand, although oil prices recently have fallen. The international benchmark crude oil, West Texas Intermediate, was US$27.72 barrel on May 9, 2003. For a description of oil prices in recent years, see "Item 4--Information on the Company--Business Overview--Sales and Marketing--Sales of Offshore Crude Oil--Pricing" in this annual report. Any future declines in oil and gas prices would adversely affect our revenues and net income.

     The prices for the natural gas we sell in the PRC market are determined by negotiations between us and the prospective buyers. Our typical contracts with gas buyers include provisions for annual resets and adjustment formulas that depend on a basket of crude oil prices and inflation as well as various other factors. These resets and adjustment formulas can result in natural gas price fluctuations which may adversely affect our business, results of operations and financial condition.

     Lower oil and gas prices may result in the write-off of higher cost reserves and other assets and in decreased earnings or losses. Lower oil and natural gas prices may also reduce the amount of oil and natural gas we can produce economically and render existing contracts that we have entered into uneconomical. For further details regarding the effects of oil and gas price fluctuations on our financial condition and results of operations, see "Item 5--Operating and Financial Review and Prospects."

     The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing and production. The reliability of reserves estimates depends on a number of factors, including:

     o    the quality and quantity of technical and economic data;

     o    the prevailing oil and gas prices for our production;

     o    the production performance of reservoirs;

     o    extensive engineering judgments; and

     o    consistency in the PRC government's royalty and share oil policies.

     Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect over time. Consequently, the results of drilling, testing and production may require substantial upward or downward revisions in our initial reserves data. For more information on our oil and gas reserves data, see "Item 4--Information on the Company--Business Overview--Oil and Natural Gas Reserves."

     Any failure to develop our proved undeveloped reserves and gain access to additional reserves could impair our ability to achieve certain growth objectives. Our ability to achieve certain growth objectives depends upon our success in finding and acquiring or gaining access to additional reserves. Future drilling, exploration and acquisition activities may not be successful. If our exploration and development activities or acquisition of properties containing proved reserves are unsuccessful, our total proved reserves will decline.

     Approximately 60.6% of our proved reserves were undeveloped as of December 31, 2002. Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.

     Our future prospects largely depend on our capital expenditure plans, which are subject to various risks. The oil and gas exploration and production business is capital intensive. We currently plan to spend approximately US$2.7 billion to develop our oil and gas properties and approximately US$308 million for independent exploration from 2003 through the end of 2004. In addition to these amounts, we may make additional capital expenditures and investments to implement our business strategy.

     The ability to maintain and increase our revenues, net income and cash flow depends upon continued capital spending. We adjust our capital expenditure and investment budget each year. Our capital expenditure plans are subject to a number of contingencies, some of which are beyond our control. These variables include:

     o our ability to generate sufficient cash flow from operations to finance our capital expenditures, investments and other requirements;

     o    the availability and terms of external financing;

     o changes in crude oil and natural gas prices, which may affect cash flow from operations and capital expenditure and investment plans;

     o the mix of exploration and development activities conducted on an independent basis and under production sharing contracts;

     o new investment opportunities that may be presented to us, including international investment opportunities and liquefied and other natural gas projects;

     o PRC government approvals required for certain capital expenditures and investments;

     o our ability to obtain sufficient foreign currency to finance our capital expenditures; and

     o    economic, political and other conditions in the PRC and Hong Kong.

     Therefore, our actual future capital expenditures and investments may differ significantly from our current planned amounts. There can be no assurance that we will be able to execute our capital expenditure program on schedule or as planned.

     Any failure to implement our natural gas business strategy may adversely affect our business and financial position. As part of our business strategy and to meet increasing market demand in China, we continue to expand our natural gas business. This strategy involves a number of risks and uncertainties including the following:

     o we have limited experience in investing in liquefied natural gas facilities, gas transmission and distribution systems, and overseas upstream natural gas properties;

     o any additional capital expenditures that are necessary to implement our natural gas strategy could divert resources from our core oil and gas exploration and production business and require us to seek additional financing;

     o our new natural gas operations may face additional competition from a number of international and PRC companies. In particular, PetroChina Company Limited, or PetroChina, is constructing natural gas pipelines to link its natural gas fields located in the western part of China to the eastern coastal regions.

     o our new natural gas activities may subject us to additional government regulation in China and overseas;

     o our overseas natural gas businesses are subject to economic and political risks, particularly in Indonesia. See "--We may be exposed to certain operating risks in Indonesia and Australia as a result of our acquisition of oil and gas interests located in these regions;"

     o we do not have the same preferential rights or access to natural gas businesses or overseas natural gas investments that we enjoy with respect to our upstream natural gas business offshore China; and

     o we are evaluating an option to make an investment in CNOOC's liquefied natural gas project in Guangdong Province. However, we have not decided whether to exercise this option. This option is subject to various conditions, including certain governmental approvals.

     Due to the above factors or other reasons, we may fail to implement our natural gas strategy successfully.

     The infrastructure and demand for natural gas in the PRC may proceed at a slower pace than our planned increase in production. Our proposed expansion of natural gas production in China is currently constrained by a lack of natural gas transmission and supply infrastructure and an underdeveloped natural gas market. Construction of transmission and supply pipelines and other infrastructure depends on many factors, many of which are beyond our control, such as government funding, costs of land acquisition, national and local government approvals, and timely completion of construction. Development of the natural gas market depends on the establishment of long-term natural gas supply contracts with natural gas utilities or large end-users, such as power and chemical plants. The demand of these buyers for natural gas could be affected by a number of regulatory and market factors, such as regulation of coal prices, government power and utility policies, chemical commodity cycles, electricity pricing and demand, and environmental policies.

     CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates. CNOOC indirectly owns, through CNOOC (BVI) Limited, a wholly owned subsidiary, an aggregate of approximately 70.6% of our shares. As a result, CNOOC is able to control the composition of our board of directors, determine the timing and amount of our dividend payments and otherwise control us. Although CNOOC is required to comply with provisions in the Hong Kong Stock Exchange listing rules relating to protection for minority shareholders, there can be no assurance that CNOOC will act in a manner that benefits all of our shareholders. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected. We regularly enter into transactions with CNOOC and its affiliates, including China Oilfield Services Limited and CNOOC Finance Corporation Limited. For the year ended December 31, 2002, sales to CNOOC and its affiliates accounted for approximately 16.5% of our total revenues. For further details, see "Item 7--Major Shareholders and Related Party Transactions." Our transactions with CNOOC and its affiliates constitute connected transactions under the Hong Kong Stock Exchange listing rules. We must obtain the prior approval of the Hong Kong Stock Exchange to engage in some of these transactions and may also be required to obtain the prior approval of our independent directors and our independent shareholders. If we do not obtain these approvals, we may not be allowed to execute these transactions, and our business operations and financial condition could be adversely affected.

     Under current PRC law, CNOOC has the exclusive right to enter into production sharing contracts with international oil and gas companies for petroleum exploration and production offshore China. CNOOC has undertaken to us that it will transfer all of its rights and obligations under any new production sharing contracts to us, except those relating to its administrative functions. PRC law restricts us from contracting directly with foreign enterprises for these purposes without CNOOC. The interests of CNOOC in entering into production sharing contracts with international oil and gas companies may differ from our interest, especially with respect to the criteria for determining whether, and on what terms, to enter into production sharing contracts. Our future business development may be adversely affected if CNOOC does not enter into new production sharing contracts on terms that are acceptable to us.

     A substantial drop in sales to any of our three main customers could have a material adverse affect on our results of operations. We sell a significant proportion of our production to China Petroleum & Chemical Corporation, or Sinopec, PetroChina and the Castle Peak Power Company. For the years ended December 31, 2000, 2001 and 2002, sales to Sinopec accounted for approximately 26.1%, 30.2% and 26.1% respectively, of our total operating revenues, while sales to PetroChina were approximately 6.0%, 6.3% and 4.5% respectively, of our total operating revenues. Both PetroChina and Sinopec are majority owned by the PRC government. We sell a significant portion of our natural gas to Castle Peak Power Company Limited in Hong Kong under a long-term take-or-pay contract. For the years ended December 31, 2000, 2001 and 2002, sales to this customer were approximately 5.0%, 5.8% and 4.7% respectively, of our total operating revenues.

     Both PetroChina and Sinopec have their own oil and gas fields and have the right to import crude oil directly from the international market. We do not have any long-term sales contracts with Sinopec or PetroChina. Our business, results of operations and financial condition would be adversely affected if either Sinopec or PetroChina significantly reduces its purchases of crude oil from us and we cannot find another ready buyer for our crude oil in the international market.

     The PRC offshore petroleum and natural gas industries are highly competitive and our success depends on several factors. We compete in the PRC and international markets for customers, capital financing and business opportunities, including desirable oil and gas prospects. The performance of our competitors may also affect the international market price for comparable crude oil, which in turn would likely affect the price of our crude oil. Our principal competitors in the PRC market are PetroChina and Sinopec. For further details, see "Item 4--Information on the Company--Business Overview--Competition."

     We are the dominant player in the oil and gas industry offshore China. We are the only company authorized to engage oil and gas exploration offshore China in cooperation with international oil and gas companies. Any change to PRC law that allows new entrants into the offshore petroleum industry could increase the competition for new oil and gas properties offshore China.

     CNOOC has undertaken to us that so long as it retains a controlling interest in us and our securities are listed on the Hong Kong Stock Exchange, the New York Stock Exchange or other securities trading systems in other parts of the world, we will have the exclusive right to exercise CNOOC's rights to engage in offshore oil and gas exploration, development, production and sales in the PRC and that it will not compete with us in this business. However, CNOOC's controlling interest in us may not continue in the future and CNOOC's undertaking may be subject to interpretative challenges. See "Item 4--Information on the Company--History and Development--Corporate Structure" and "Item 7--Major Shareholders and Related Party Transactions."

     Exploration, development and production risks and natural disasters affect our operations and could result in losses that are not covered by insurance. Our petroleum exploration, development and production operations are subject to various risks, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters. Any of these results could result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under production sharing contracts. In addition, we face the risk that we may not discover any economically productive natural gas or oil reservoirs. The costs of drilling, completing and operating wells also are uncertain and are subject to numerous factors beyond our control, including:

     o    weather conditions;

     o    natural disasters;

     o    equipment shortages and delays; and

     o    lack of adequate transportation facilities.

     We maintain insurance coverage against some, but not all, potential losses. We do not maintain business interruption insurance for all of our oil and gas fields. We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.

     For further information on insurance coverage, see "Item 4--Information on the Company--Business Overview--Operating Hazards and Uninsured Risks."

     We may be exposed to certain operating risks in Indonesia and Australia as a result of our acquisition of oil and gas interests located in these regions. We acquired interests in oil and gas properties located offshore Indonesia in April 2002 and January 2003 and recently entered into conditional agreements to acquire interests in Australia's North West Shelf Project. See "Item 4--Information on the Company--Business Overview--Principal Oil and Gas Regions--Overseas Activity," "Item 4--Information on the Company--Business Overview--Natural Gas Business--Overseas Activity" and "Item 5--Operating and Financial Review and Prospects--Operating Results--Acquisitions and Overseas Activities." These interests are subject to certain operating risks in their respective regions, including economic and political risks. Although these properties historically have not experienced problems from civil unrest or regulatory disputes, the political and economic environment in these regions could impact the financial position, results of operations and prospects of these properties.

     Our Indonesian interests are subject to the laws and regulations of Indonesia, including those relating to the development, production, marketing, pricing, transportation and storage of natural gas and crude oil, taxation and environmental and safety matters. In addition, the operations are subject to production sharing arrangements with Pertamina, the Indonesian state-owned oil and gas company, which is currently the sole entity authorized to manage Indonesia's petroleum resources on behalf of the Indonesian government. Our Indonesian interests may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting Indonesia which are not within our control including, among other things, a change in crude oil or natural gas pricing policy, the risks of war and terrorism, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, Rupiah/U.S. dollar exchange rate fluctuations and currency controls. If we successfully acquire the interests in Australia's North West Shelf Project, we could face similar risks in Australia.

     The Tangguh LNG project is a greenfield project and may not be successful. In January 2003, we paid approximately US$275 million to acquire the equivalent of a 12.5% equity interest in the Tangguh LNG project in Indonesia. The Tangguh LNG project is a greenfield project with a limited operational track record, and is subject to risks associated with attaining government approvals, delays in the development of LNG facilities required to process gas, and lower than expected demand for gas reserves from this project. Although the partners in the Tangguh LNG project have entered into a 25-year supply contract beginning in 2007 to provide up to 2.6 million tons of liquefied natural gas per annum to a liquefied natural gas terminal being developed by CNOOC, our controlling shareholder, in Fujian Province, China, this single contract may not be sufficient to make the project commercially viable. We cannot assure you that the parties to the project will be able to secure sufficient contracts to make the project commercially viable. For further details of our investment in the Tangguh LNG project, see "Item 4--Information on the Company--Business Overview--Natural Gas Business--Overseas Activity."

     We may not be able to obtain external financing that is acceptable to us for business development purposes. From time to time, we must secure external debt and equity financing to implement our development plans and fund our other business requirements.

     Our ability to obtain external financing is subject to various uncertainties, including:

     o    our results of operations, financial condition and cash flow;

     o the amount of capital that other PRC and Hong Kong entities may seek to raise in the international capital markets;

     o    economic, political and other conditions in the PRC and Hong Kong;

     o the PRC government's policies relating to foreign currency borrowings; and

     o    conditions in the PRC, Hong Kong and international capital markets.

     If we are unable to obtain sufficient funding for our operations or development plans, our business, revenues, net income and cash flow could be adversely affected. For additional information on our capital expenditure plans and financing requirements, see "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     Once we issue debt securities or otherwise incur indebtedness, we become subject to risks that impact the underlying principal of such indebtedness. While all our current debt securities are rated investment grade by rating agencies, we cannot assure you that such ratings will not change due to internal or external factors. These factors may be beyond our control. Even if there is no default or event of default on our part, a market perception of an increased likelihood of a default may have a material adverse effect on our outstanding indebtedness as well as to our business operations.

     You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to December 31, 2001, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen. On June 6, 2002, we terminated the engagement of Arthur Andersen & Co as our independent public accountants. Prior to that date, Arthur Andersen had audited our financial statements, including the financial statements for the two-year period ended December 31, 2001 attached to this annual report. Our selected historical financial data for the years ended, and as of, December 31, 1998 and 1999 set forth in "Item 3--Key Information--Selected Financial Data" were also based on our financial statements audited by Arthur Andersen. On June 15, 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with the U.S. government's investigation of Enron Corporation. On August 31, 2002, Arthur Andersen voluntarily relinquished its licenses to practice public accountancy in all states of the United States, thereby effectively ceasing to exist as a global accounting firm. Accordingly, it may be difficult or impossible for you to assert any claims against, or recover any damages from, Arthur Andersen, in respect of this annual report, including in respect of the financial statements previously audited by Arthur Andersen that are included in this annual report. Moreover, our current independent public accountants, Ernst & Young, have not reaudited the financial statements previously audited by Arthur Andersen. Therefore, it is highly unlikely that you will be able to assert claims against, or recover any damages from, Ernst & Young, in respect of the financial statements that were previously audited by Arthur Andersen and included in this annual report.

Risks relating to the PRC petroleum industry

     A change in PRC petroleum industry regulations could have an adverse affect on our operations. The PRC government exercises control over the PRC petroleum industry, including with respect to licensing, exploration, production, distribution, pricing, exports and allocation of various resources. Recently, the PRC government underwent substantial reform. As of the date of this annual report, we cannot assure you that the legal regime affecting our businesses will remain substantially unchanged. Since the reorganization, the Ministry of Commerce has become the primary coordinator for the petroleum industry and, together with other relevant governmental agencies, provides regulatory supervision over the petroleum industry. Prior to March 2003, the State Economic and Trade Commission had been the prime coordinator for the petroleum industry.

     In the past, we have benefited from various favorable PRC government policies, laws and regulations that were enacted to encourage the development of the offshore petroleum industry. See "Item 4--Information on the Company--Regulatory Framework--Special Policies Applicable to the Offshore Petroleum Industry in China." However, there can be no assurance that the PRC government will continue existing policies or that it will not adopt new policies, laws or regulations.

     In addition, existing PRC regulations require us to apply for and obtain various PRC government licenses and other approvals, including in some cases approvals for amendments and extensions of existing licenses and approvals, to conduct exploration and development activities offshore China. If we are unable to obtain any necessary approvals, our reserves and production would be adversely affected. See "Item 4--Information on the Company--Regulatory Framework."

     Certain restrictions on foreign companies will be lifted as a result of China's entry into the World Trade Organization and may adversely affect our business. Effective December 11, 2001, the PRC became a member of the World Trade Organization, or WTO. China's WTO commitments require it, within five years from the date of China's accession to the WTO, to lift restrictions that prohibit foreign companies from directly selling crude and processed oil in China. The sale of natural and liquefied petroleum gas is not specifically dealt with under China's market-access commitments relating to distribution services (as is the case with crude and processed oil). Accordingly, foreign participation in the sale of such products may be permitted within one year of accession in the form of minority-owned joint ventures and, within two years of accession, through wholly owned subsidiaries without any equity restrictions.

     We may be harmed if we fail to comply with existing or future environmental laws and regulations. Our business is subject to PRC environmental protection laws and regulations which:

     o    impose fees for the discharge of waste substances;

     o require the payment of fines and damages for serious environmental pollution; and

     o provide that the government may, at its discretion, close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

     We believe that all of our facilities and operations are in material compliance with the requirements of the relevant environmental protection laws and regulations. However, amendment of existing laws or regulations may impose additional or more stringent requirements. In addition, our compliance with such laws or regulations may require us to incur significant capital expenditures or other obligations or liabilities, which could create a substantial financial burden on us. For a further discussion of the environmental regulations in the PRC, see "Item 4--Information on the Company--Business Overview--Environmental Regulation."

Risks relating to the PRC

     PRC economic and political conditions may adversely affect our operations. Most of our businesses, assets and operations are located in the PRC. The economic system of the PRC differs from the economies of most developed countries in many respects, including:

     o    government investment;

     o    level of development;

     o    control of capital investment;

     o    control of foreign exchange; and

     o    allocation of resources.

     The economy of the PRC has been undergoing a transformation from a planned economy to a market-oriented economy. In recent years the PRC government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the PRC economy and a higher level of management autonomy. These economic reform measures have and will continue to subject our businesses to some uncertainty. In the future, our operating results could be adversely affected by changes to the laws and regulations that govern our industry and changes in the PRC political and economic systems.

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

     In March 2003, several countries, including China, experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as "severe acute respiratory syndrome" or "SARS." The severity of the outbreak in certain municipalities, such as Beijing, and provinces, such as Guangdong Province, has affected general commercial activity. While the long-term impact of the SARS outbreak is unclear at this time, the prolonged existence of SARS could have a negative impact on the PRC economy and, in turn, have a material adverse effect on our results of operations.

     Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition. A portion of our Renminbi revenue may need to be converted into other currencies by our wholly owned principal operating subsidiary in the PRC to meet our foreign currency obligations. We have substantial requirements for foreign currency, including:

     o    debt service on foreign currency denominated debt;

     o    overseas acquisitions of oil and gas properties;

     o    purchases of imported equipment; and

     o payment of dividends declared in respect of shares held by international investors.

     Our wholly owned subsidiary in the PRC may undertake current account foreign exchange transactions without prior approval from the State Administration for Foreign Exchange. It has access to current account foreign exchange so long as it can produce commercial documents evidencing such transactions and provided that they are processed through certain banks in China. Foreign exchange transactions under the capital account, including principal payments with respect to foreign currency denominated obligations, will be subject to the registration requirements of the State Administration for Foreign Exchange.

     Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. The PRC government has stated publicly that it intends to make Renminbi freely convertible in the future. However, we cannot predict when the PRC government will allow free conversion of Renminbi into foreign currencies. Renminbi devaluation and fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. Renminbi devaluation and exchange rate fluctuations may adversely affect our results of operations and financial condition and may result in foreign exchange losses because of our substantial U.S. dollar and Japanese yen-denominated debts, expenses and other requirements. In addition, we may not be able to increase the Renminbi prices of our domestic sales to offset fully any depreciation of the Renminbi due to political, competitive or social pressures.

     We do not hedge exchange rate fluctuations between the Renminbi and foreign currencies and currently do not have plans to do so. For further information on foreign exchange risks, foreign exchange rates and hedging activities, see "Currencies and Exchange Rates" and "Item 11--Qualitative and Quantitative Disclosure about Market Risk."

     The interpretation and enforcement of PRC laws and regulations is subject to some uncertainty. The PRC legal system is based on statutory law. Under this system, prior court decisions may be cited as persuasive authority but are not binding. Since 1979, the PRC government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investments, commerce, taxation and trade. In particular, the regulatory framework for the securities industry in China is at an early stage of development. The China Securities Regulatory Commission, or CSRC, is responsible for administering and regulating the national securities markets and drafting regulations for the regulation of the national securities markets. Regulations of the State Council and the relevant implementing measures of CSRC, such as provisions dealing with acquisitions of listed PRC companies and disclosure of information, apply to listed companies in general without being confined to companies listed on any particular stock exchange. Hence these provisions apply to our company. Because these laws, regulations and legal requirements are relatively new, and because of the limited volume of published cases and judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty.

     The PRC government recently underwent substantial reforms after the National People's Congress meeting in March 2003. The PRC government has reiterated its policy of furthering reforms in the socialist market economy. No assurance can be given that these changes will not have an adverse effect on business conditions in China generally or on our business in particular.

Risks relating to our ADSs and shares

     Additional shares or ADSs eligible for public sale could adversely affect the price of our shares or ADSs. Sales, or the real or perceived possibility of sales, of a significant number of additional shares in the public market could adversely affect prevailing market prices for our ADSs and shares. As of April 30, 2003, CNOOC, through its wholly owned subsidiary, CNOOC (BVI) Limited, held approximately 70.6% of our shares and the rest of our shares were held by public investors, including institutional and corporate investors. As of April 30, 2003, CNOOC (BVI) Limited has not sold any of its holdings of our shares. We cannot predict the effect, if any, that sales of our shares, including sales of large positions held by institutional and corporate investors, or the availability of our shares for future sale, will have on the market price of our shares or ADSs.

     Pursuant to the registration rights agreement we entered into with our strategic investor and corporate investors, we have agreed to indemnify these investors for certain liabilities that it may have under the Securities Act. Resale of the shares or ADSs in the United States by our strategic investor and corporate investors may only be done pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. We have entered into registration rights agreements with our strategic investor and corporate investors whereby we have agreed to register the securities of these investors if they so request. We have agreed to pay for the cost of any such registration and to indemnify these investors for certain liabilities that they may have under the Securities Act which relate to the registration statement that would have to be filed and the annual report that would have to be delivered to purchasers, in the event of a resale by any such investor. There is a risk that we will be required to indemnify our strategic investor and corporate investors pursuant to the registration rights agreements.

ITEM 4.   INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT

     Our legal and commercial name is CNOOC Limited. We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance. Our business registration number in Hong Kong is 685974. Under the third section of our Memorandum of Association, we may do anything which we are permitted to do by any enactment or rule of law. Our head office is located at 65th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong, and our telephone number is 852-2213-2500. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process.

     The PRC government established CNOOC as the state-owned offshore petroleum company of China in 1982 under the Regulation of the People's Republic of China on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises, whereby CNOOC assumed overall responsibility for the administration and development of PRC offshore petroleum operations with foreign oil and gas companies. Prior to March 2003, CNOOC was regulated and supervised by the State Economic and Trade Commission. Since March 2003, the PRC government has undergone substantial reform. The State Economic and Trade Commission has been succeeded by the newly established State Development and Reform Commission.

     Prior to CNOOC's internal business reorganization, which took effect as of October 1, 1999, CNOOC and its various subsidiaries and affiliates performed commercial and administrative functions, including:

     o exercising the exclusive right to cooperate with foreign partners in offshore petroleum exploration, development, production and sales activities, and taking up to a 51% or more participating interest in production sharing contracts;

     o organizing international bidding for offshore petroleum exploitation;

     o conducting independent exploration, development, production and sales activities in independently operated oil and gas fields offshore China;

     o awarding projects to and signing bilateral contracts with foreign partners for offshore petroleum exploitation;

     o reviewing and confirming appraisal reports and overall development plans required under production sharing contracts; and

     o obtaining from the PRC government all approvals, permits, licenses, consents and special policies necessary under production sharing contracts.

Reorganization

     Pursuant to CNOOC's internal business reorganization in 1999, CNOOC transferred all of its then current operational and commercial interests in its offshore petroleum business to us. As a result, we and our subsidiaries are the only vehicle through which CNOOC engages in petroleum exploration, development, production and sales activities both within and outside China.

     The assets and liabilities primarily relating to the offshore petroleum business that were transferred to us in the reorganization included:

     o 37 production sharing contracts and one geophysical survey agreement;

     o    eight independent development and production projects;

     o    a 30% interest in Shanghai Petroleum and Natural Gas Company
          Limited;

     o the land use rights to terminal facilities in Nanhai, Weizhou and the western part of the Bohai Bay; and

     o    loans from, and swap agreements with, various PRC and foreign banks.

     In addition, CNOOC transferred 917 employees to us to facilitate the transfer of the oil and natural gas businesses previously operated by CNOOC.

     CNOOC has retained its commercial interests in operations and projects not related to oil and gas exploration and production, including:

     o    a petrochemical project in Huizhou, Guangdong Province;

     o    a fertilizer plant in Hainan Province; and

     o    a liquefied natural gas project in Guangdong Province.

     CNOOC also retained all of its administrative functions, which it performed prior to the reorganization, including:

     o organizing international bidding for offshore petroleum exploitation;

     o awarding projects to and signing bilateral contracts with foreign partners for offshore petroleum exploitation;

     o approving any extension of the period for the completion of the appraisal work on petroleum discovery under the production sharing contracts; and

     o submitting the overall development plans, reports of the oil and gas fields and the environmental impact statements related to the production sharing contracts to the PRC governmental authorities.

Undertakings

     CNOOC has undertaken to us that:

     o we will enjoy the exclusive right to exercise all of CNOOC's commercial and operational rights under the PRC laws and regulations relating to the exploration, development, production and sales of the PRC offshore oil and natural gas;

     o it will transfer to us all of CNOOC's rights and obligations under any new production sharing contracts and geophysical exploration operations, except those relating to CNOOC's administrative functions;

     o neither CNOOC nor any of its affiliates will engage or be interested, directly or indirectly, in oil and natural gas exploration, development, production and sales in or outside the PRC;

     o we will be able to participate jointly with CNOOC in negotiating new production sharing contracts and to set out our views to CNOOC on the proposed terms of new production sharing contracts;

     o we will have unlimited and unrestricted access to all data, records, samples and other original data owned by CNOOC relating to oil and natural gas resources;

     o we will have an option, for which no consideration will be payable by us to CNOOC, to make any investment in liquefied natural gas projects that CNOOC has invested or proposes to invest, and CNOOC will at its own expense help us to procure all necessary government approvals needed for our participation in these projects; and

     o we will have an option, for which no consideration will be payable by us to CNOOC, to participate in other businesses related to natural gas in which CNOOC has invested or proposes to invest, and CNOOC will at its own expense procure all necessary government approvals needed for our participation in such business.

     The undertakings from CNOOC will cease to have any effect:

          o if we become a wholly owned subsidiary of CNOOC;

          o if our securities cease to be listed on any stock exchange or automated trading system; or

          o 12 months after CNOOC or any other PRC government-controlled entity ceases to be our controlling shareholder.

Corporate Structure

     CNOOC indirectly owned or controlled an aggregate of approximately 70.6% of our shares as of April 30, 2003. There have been no changes to our corporate structure since April 30, 2003. Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in our company, the management of our business will be our directors' responsibility.

     The following chart sets forth our controlling entities and our principal subsidiaries as of December 31, 2002.


                                                    ----------------------------
                                                    | China National Offshore  |
                                                    |     Oil Corporation      |
                                                    |          (PRC)           |
                                                    ----------------------------
                                                                 |
                                                                 |  100%
                                                                 |
                                                    ----------------------------
                                                    |    Overseas Oil & Gas    |
                                                    |     Corporation Ltd.     |
                                                    |        (Bermuda)         |
                                                    ----------------------------
                                                                 |
                                                                 |  100%
                                                                 |
                                                    ----------------------------
                                                    |                          |
                                                    |   CNOOC (BVI) Limited    |
                                                    | (British Virgin Islands) |
                                                    |                          |
   ---------------------------                      ----------------------------
   |                         |\                                 |
   | Public Shareholders and | \                                |  70.61%
   |   Corporate Investors   |  \ 29.39%                        |
   |                         |   \                  ----------------------------
   ---------------------------    \                 |      CNOOC Limited       |
                                   \                |       (Hong Kong)        |
                                    ----------------|                          |
                                                    ----------------------------
                                                                 |
                                                                 |
              ----------------------------------------------------------------------------------------------------------
              |                            |                                           |                               |
              | 100%                       | 100%                                      | 100%                          | 100%
              |                            |                                           |                               |
----------------------------  ----------------------------              ------------------------------  ----------------------------
|          CNOOC           |  |                          |              |    China Offshore Oil      |  |       CNOOC Finance      |
|      International       |  |       CNOOC China        |              |        (Singapore)         |  |     (2002) Limited(4)    |
|        Limited(1)        |  |        Limited(2)        |              | International Pte. Ltd.(3) |  | (British Virgin Islands) |
| (British Virgin Islands) |  |           (PRC)          |              |        (Singapore)         |  |                          |
----------------------------   ---------------------------              ------------------------------  ----------------------------

-----------------
(1) Owner of our overseas interests in petroleum exploration and production businesses and operations.
(2) Owner of substantially all of our PRC petroleum exploration and production businesses, operations and properties.
(3) Business vehicle through which we engage in sales and marketing activities in the international markets.
(4) Financing vehicle through which we issued our US$500 million 6.375% guaranteed notes due 2012.

B.   BUSINESS OVERVIEW

Overview

     We are an oil and gas company engaged in the exploration, development, production and sale of crude oil and natural gas primarily offshore China. We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration and production activities with international oil and gas companies offshore China. As of December 31, 2002, we had estimated net proved reserves of 2,015.8 million BOE, comprised of 1,424.4 million barrels of crude oil and condensate and 3,547.9 billion cubic feet of natural gas. For the year 2002, our net production averaged 298,625 barrels per day of crude oil, condensate and natural gas liquids and 272.6 million cubic feet per day of natural gas, which together totaled 346,639 BOE per day.

     Our net proved reserves increased from 668 million BOE as of December 31, 1995 to 2,015.8 million BOE as of December 31, 2002, which represents a compound annual growth rate of 17.1%. Based on net proved reserves, we are one of the largest independent oil and gas exploration and production companies in the world. In the petroleum industry, an "independent" company owns oil and gas reserves independently of other downstream assets, such as refining and marketing assets, whereas an integrated company owns downstream assets in addition to oil and gas reserves. As of December 31, 2002, approximately 60.6% of our net proved reserves were classified as net proved undeveloped. We plan to spend approximately US$2.7 billion developing our reserves offshore China and approximately US$308 million for independent exploration offshore China from 2003 through 2004.

     We conduct exploration, development, production and sale activities through both independent operations and production sharing contracts with foreign partners. We have added to our reserves in recent years primarily through our independent operations. As of December 31, 2002, independent properties accounted for approximately 53.2% of our total net proved reserves and approximately 56.0% of our total net proved undeveloped reserves. We are the operator of all of our independent producing properties. For the year ended December 31, 2002, production from our independent properties accounted for 46.3% of total net production.

     Through our parent company, CNOOC, we have the exclusive right to enter into contracts with international oil and gas companies to conduct exploration and production activities offshore China. Under these production sharing contracts, we have the sole right to acquire, at no cost, up to a 51% participating interest in any successful discovery offshore China made by our foreign partners. Our foreign partners can recover their exploration costs under the production sharing contracts only if a commercially viable discovery is made. As of December 31, 2002, we had approximately 28 foreign partners under our production sharing contracts offshore China, all of which are international oil and gas companies, including Agip, BP, Burlington Resources, ChevronTexaco, ConocoPhillips, Devon Energy, Husky, Kerr-McGee, Newfield Exploration and Royal Dutch Shell. As of December 31, 2002, we were a party to 31 production sharing contracts and one joint study agreement. We are currently the operator or joint operator of most of the properties developed under our production sharing contracts. In the early years of our existence, we conducted most of our activities through production sharing contracts. Production sharing contracts have enabled us to develop technical and management expertise and provided us with the cash flow necessary to increase our independent exploration and production activities.

     Natural gas is becoming an increasingly important part of our business strategy because of rapidly growing domestic demand. In view of the domestic natural gas supply shortfall forecasted by the Chinese government, we have continued to develop our natural gas reserves and invested in liquefied natural gas related upstream projects outside the PRC. We continue to explore for natural gas and develop natural gas properties. We have acquired interests in gas reserves located in Tangguh, Indonesia and entered into an agreement to acquire interests in gas reserves located in the North West Shelf of Australia. In addition, CNOOC has granted us an option to invest in liquefied natural gas projects or other natural gas related businesses in the PRC in which CNOOC has invested or proposes to invest, including an option for us to acquire CNOOC's 33% interest in a liquefied natural gas terminal being constructed in Guangdong Province, China. Furthermore, in connection with this option, CNOOC will at its own expense procure all necessary PRC government approvals needed for our participation in the related projects or businesses.

     On April 19, 2002, we completed the acquisition of Repsol YPF, S.A.'s interest in a portfolio of oil and gas production sharing and technical assistance contracts in areas located offshore and onshore Indonesia. The acquisition was implemented retroactively from January 1, 2002. Under the terms of the acquisition, we paid a consideration of US$585 million, subject to a final oil price adjustment. See note 5 to our consolidated financial statements attached to this annual report. The assets include a 65.3% interest in the South East Sumatra production sharing contract, a 36.7% interest in the Offshore North West Java production sharing contract, a 25.0% interest in the West Madura production sharing contract, a 50.0% interest in the Poleng technical assistance contract and a 16.7% interest in the Blora production sharing contract.

     CNOOC, our parent company and controlling shareholder, was formed in 1982 when the Regulations of the People's Republic of China on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises gave CNOOC the exclusive right to enter into production sharing contracts with foreign partners to conduct exploration and production activities offshore China. As a result of CNOOC's October 1999 reorganization, we became the only entity through which CNOOC engages in the upstream petroleum business. CNOOC continues to perform administrative functions relating to our upstream petroleum business. For further details regarding this reorganization, see "Item 4--Information on the Company--History and Development" and "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

Competitive Strengths

     We believe that our historical success and future prospects are directly related to a combination of our strengths, including the following:

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

     o    strategic position in China's growing natural gas markets; and

     o    experienced management team.

     Large proved reserve base with significant exploitation opportunities. Based on net proved reserves as of December 31, 2002 and average net daily production for the year ended December 31, 2002, we had a reserve-to-production ratio of approximately 15.9 years. As of December 31, 2002, approximately 60.6% of our net proved reserves were classified as net proved undeveloped. We expect our production to grow significantly as these undeveloped properties begin producing.

     Sizable operating area with demonstrated exploration potential. The offshore China exploration area is approximately 1.3 million square kilometers in size, about twice as large as the U.S. Gulf of Mexico exploration area. As of December 31, 2002, a total of 797 exploration wells had been drilled offshore China. Only limited exploration has been conducted in prospective natural gas regions of the Western South China Sea and the East China Sea. Since CNOOC's inception in 1982 to the end of 2002, a total of 674 exploration wells have been drilled offshore China, including 430 wildcat wells with a success rate of approximately 37.5%. Between the beginning of 1999 and December 31, 2002, we made 15 discoveries and foreign parties made 15 discoveries offshore China.

     Successful independent exploration and development record. From the inception of CNOOC in 1982 to December 31, 2002, we achieved a success rate of approximately 50% on our 177 offshore China independent wildcat wells, while our foreign partners achieved a success rate of approximately 29% on their 253 offshore China wildcat wells. Reserve additions from independent operations have accounted for approximately 67% of our total reserve additions offshore China since the beginning of 1997. Between late 1995 and the end of 2002, we completed seven of our major independent development projects on time and under budget.

     Competitive cost structure. For the year ended December 31, 2002, our total offshore China lifting costs were US$3.92 per BOE. Total lifting costs for independent operations offshore China were US$3.89 per

BOE during the same period. Lifting costs consist of operating expenses and production taxes. We have kept our offshore China lifting costs low through various measures including more efficient use of existing offshore facilities, the linking of employee bonuses to cost reduction and the adoption of new technology in our operations. Our average finding and development cost for the three years ended December 31, 2002 was US$4.59 per BOE, or US$4.54 per BOE as adjusted for the estimated future costs of developing proved undeveloped reserves. We believe that this cost structure allows us to compete effectively even in a low crude oil price environment.

     Reduced risks and access to capital and technology through production sharing contracts. Production sharing contracts help us minimize our offshore China finding costs, exploration risks and capital requirements because our foreign partners are responsible for all costs associated with exploration. Our foreign partners recover their exploration costs only if a commercially viable discovery is made.

     Strategic position in China's growing natural gas markets. The proximity of our natural gas reserves to the major demand areas in the coastal regions of China provides us with a competitive advantage over other natural gas suppliers in China, whose natural gas reserves are located primarily in northwest and southwest China. We have natural gas fields near many of China's rapidly growing coastal areas, including Hong Kong, Shanghai and Tianjin. We have also acquired interests in gas reserves located in Tangguh, Indonesia and entered into an agreement to acquire interests in gas reserves located in the North West Shelf of Australia. In addition, CNOOC has granted us an option to invest in liquefied natural gas projects or other natural gas related businesses in the PRC in which CNOOC has invested or proposes to invest, which includes an option to acquire CNOOC's interest in a liquefied natural gas terminal in Guangdong Province, China. For further information, see "--Natural Gas Business."

     Experienced management team. Our senior management team has extensive experience in the oil and gas industry, and most of our executives have been with the CNOOC group since its inception in 1982. We evolved from a company heavily reliant on production sharing contracts with foreign partners to a company with a balance of both independent and production sharing contract operations. Our management team and staff have had the opportunity to work closely with foreign partners both within and outside China. We have implemented international management practices including incentive compensation schemes for our employees. In addition, we have adopted a share option scheme for our employees. See "Item 6--Directors, Senior Management and Employees--Share Ownership."

Business Strategy

     We intend to continue expanding our oil and gas exploration and production activities and, where appropriate, to continue making strategic investments in natural gas businesses. While our expansion strategy will continue to focus primarily on offshore China, we may also consider overseas acquisition opportunities that may be presented to us. The principal components of our strategy are as follows:

     o increase production primarily through the development of our net proved undeveloped reserves;

     o add to our reserves through independent exploration and production sharing contracts;

     o    capitalize on the growing demand for natural gas in China;

     o selectively pursue acquisitions to ensure long-term production growth, geographical reserves risk diversification, and to further our natural gas strategy;

     o    maintain operational efficiency and low production costs; and

     o maintain financial flexibility through conservative financial practices.

     Increase production primarily through the development of our net proved undeveloped reserves. As of December 31, 2002, approximately 60.6% of our proved reserves were classified as net proved undeveloped, which gives us the opportunity to achieve substantial production growth even without additional reserve discoveries, assuming that we will be able to develop these reserves more quickly than we deplete our currently producing reserves. We are currently undertaking a number of large development projects located primarily in the Bohai Bay and the Western South China Sea, which will substantially increase production.

We plan to spend approximately US$2.7 billion from 2003 through the year 2004 to develop our net proved undeveloped reserves offshore China.

     Add to our reserves through independent exploration and production sharing contracts. We plan to concentrate our independent exploration efforts in existing operating areas with a particular emphasis on natural gas. We plan to spend approximately US$308 million from 2003 through 2004 on independent exploration activities. We plan to augment independent exploration efforts and reduce capital requirements and exploration risks by continuing to enter into production sharing contracts with foreign partners. We currently have identified 23 drilling prospects. In 2003, we plan to drill approximately 33 exploration wells, acquire approximately 16,100 kilometers of 2D seismic data and acquire approximately 1,180 square kilometers of 3D seismic data independently. Our foreign partners under existing production sharing contracts plan to drill approximately 10 to 11 exploration wells, acquire approximately 1,500 kilometers of 2D seismic data and acquire approximately 923 square kilometers of 3D seismic data in 2003.

     Capitalize on the growing demand for natural gas in China. The Chinese government forecasts significant growth in domestic natural gas demand and has promoted the use of natural gas as a clean and more efficient fuel. We plan to capitalize on this growth potential through the following initiatives:

     o continue to develop natural gas fields and focus independent exploration efforts on natural gas;

     o evaluate whether to exercise the option to invest in the planned Guangdong liquefied natural gas project; and

     o evaluate investment opportunities in related natural gas businesses that will help develop markets for our natural gas production.

     To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with parties possessing the relevant experience and expertise.

     Selectively pursue acquisitions to ensure long-term production growth, geographical reserves risk diversification, and to further our natural gas strategy. We plan to make selective acquisitions that will meet one or more of our strategic objectives of enhancing our production profile, diversifying our reserve base and geographic risk profile and furthering our natural gas strategy. In addition, we evaluate acquisition opportunities based on our expected economic return criteria. In April 2002, we completed the acquisition of certain Indonesian assets from Repsol YPF. These assets increased our near term production and leveraged our expertise and experience in offshore oil and gas activities. We have also completed an acquisition of the equivalent of a 12.5% interest in Indonesia's Tangguh LNG project in January 2003 and have signed a key terms agreement to acquire an aggregate interest of approximately 5.56% in the reserves and upstream production of Australia's North West Shelf Project. We believe these upstream acquisitions of gas reserves will enhance our natural gas strategy by facilitating the supply of LNG to China's rapidly growing coastal gas market as well as provide us with access to other gas-rich basins for further growth opportunities.

     Maintain operational efficiency and low production costs. We will continue to maintain our low cost structure and operational efficiency through the following initiatives:

     o Apply up-to-date drilling, production and offshore engineering technology to our operations through our oilfield service providers; this technology includes long-range extension wells, multilateral wells, advanced formation testing, multi-phase transmission, monolayer pipeline and subsea technology, minimal structure techniques and suction foundation technology

     o Proactively manage service contracts and cooperate with our oilfield service providers to improve exploration efficiency and reduce exploration costs; this measure includes using operational techniques such as cluster drilling, which reduces drilling time by one-third and lowers the related costs by up to 40%; and

     o Maintain high production volume levels on an individual well basis and increase the productivity of producing wells.

     Maintain financial flexibility through conservative financial practices. We will continue to emphasize conservative financial management practices. Currently, we have a strong financial profile with a low leverage ratio. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flow and fixed charge coverage. We intend to actively manage our accounts receivable and inventory positions to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated debt and to minimize our exposure to foreign exchange rate fluctuations.

Selected Operating and Reserves Data

     The following table sets forth our operating data and our net proved reserves as of and for the periods indicated.

                                                                                       Year ended December 31,
                                                                    --------------------------------------------------------------
                                                                       2000                      2001                      2002
                                                                    ----------                ----------                ----------
Net Production:
Oil (daily average bbls/day)...............................          206,347                   228,873                    298,625
Gas (daily average mmcf/day)...............................            197.9                     195.0                      272.6
Oil equivalent (BOE/day)...................................          239,335                   261,379                    346,639
Average net realized prices:
      Oil (per bbl)........................................         US$28.21                  US$23.34                   US$24.35
      Gas (per mcf)........................................             3.09                      3.08                       2.98
Offshore China lifting costs (per BOE)(1)..................             4.45                      4.16                       3.92
Overseas lifting costs (per BOE)(1)(2).....................               --                        --                       9.06
Three-year average finding and development
  costs (per BOE)(3).......................................          US$2.77                   US$4.86                    US$4.59
Adjusted three-year average finding and
  development costs (per BOE)(4)...........................          US$3.82                   US$4.15                    US$4.54

Net Proved Reserves (end of period):
Oil (mmbbls)...............................................          1,215.8                   1,245.9                    1,424.4
Gas (bcf)..................................................          3,249.7                   3,247.6                    3,547.9
Total (million BOE)........................................          1,757.4                   1,787.1                    2,015.8
Proved developed reserves (million BOE)....................            638.6                     710.0                      794.3
Annual reserves replacement ratio..........................              104%                      131%                       281%
Estimated reserves life (years)............................             20.1                      18.7                       15.9
Present value of estimated future net revenues before
  income taxes (discounted at 10%) (million Rmb)...........          108,423                    69,860                    140,798
Standardized measure of discounted future net cash
  flow (million Rmb).......................................           93,391                    51,082                    100,141

----------
(1)  Includes operating expenses and production taxes. During the years ended December 31, 2000 and 2001, our overseas operations were not material and our overseas lifting costs were included in our offshore China lifting costs for those years.
(2)  Overseas lifting costs reflect lifting costs associated with our operations in Indonesia and are calculated using the net entitlement method.
(3)  The three-year average finding and development costs for each of 2000, 2001 and 2002 are calculated by taking the sum of total costs incurred for exploration and development of oil and gas fields in immediately preceding three-year period and dividing it by the sum of the reserve additions, extensions and revisions for the same three years.
(4)  Because a high percentage of our net proved reserves are classified as proved undeveloped, we also presented the adjusted three-year average finding and development cost to reflect the estimated future costs of developing these proved undeveloped reserves as of December 31, 2000, 2001 and 2002, as estimated by Ryder Scott Company. The actual future costs of developing these reserves may differ from these estimates. See the definition of "adjusted finding and development cost per BOE" in
     "Certain Oil and Gas Terms."

     At our request, Ryder Scott Company, independent petroleum engineering consultants, carried out an independent evaluation of the reserves of selected properties as of December 31, 2000, 2001 and 2002. For further information regarding our reserves, see "Item 3--Key Information--Risk Factors--Risks relating to our business--The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing and production" and "--Oil and Natural Gas Reserves."

     The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as at the dates indicated.

                                                                    Net proved reserves                  Net proved reserves
                                                                      at December 31,                   at December 31, 2002
                                                              -----------------------------   --------------------------------------
                                                                   2000             2001        Developed   Undeveloped     Total
                                                              --------------   ------------   ------------ ------------- -----------
Bohai Bay:
Crude oil (mmbbls)..........................................      923.9            961.3           381.1          611.4     992.5
Natural gas (bcf)...........................................      591.4            629.1           182.1          416.5     598.6
                                                              --------------   ------------   ------------ ------------- -----------
   Total (million BOE):.....................................    1,022.4          1,066.2           411.4          680.9   1,092.3
                                                              ==============   ============   ============ ============= ===========
      Independent (million BOE).............................      774.2            689.7           326.8          268.3     595.1
      Production sharing contracts (million BOE)............      248.2            376.5            84.6          412.6     497.2

Western South China Sea:
Crude oil (mmbbls)..........................................      141.1            131.6            99.0           61.4     160.4
Natural gas (bcf)...........................................    2,593.0          2,421.5           499.6        2,011.6   2,511.2
                                                              --------------   ------------   ------------ ------------- -----------
   Total (million BOE):.....................................      573.3            535.1           182.3          396.6     578.9
                                                              ==============   ============   ============ ============= ===========
      Independent (million BOE).............................      372.0            373.3            50.9          383.3     434.2
      Production sharing contracts (million BOE)............      201.3            161.8           131.4           13.3     144.7

Eastern South China Sea:
Crude oil (mmbbls)..........................................      136.8            132.2            58.9           61.4     120.3
Natural gas (bcf)...........................................         --               --              --           42.8      42.8
                                                              --------------   ------------   ------------ ------------- -----------
   Total (million BOE):.....................................      136.8            132.2            58.9           68.6     127.5
                                                              ==============   ============   ============ ============= ===========
      Independent (million BOE).............................         --               --              --             --        --
      Production sharing contracts (million BOE)............      136.8            132.2            58.9           68.6     127.5

East China Sea:
Crude oil (mmbbls)..........................................        4.5             12.4             2.9            9.6      12.5
Natural gas (bcf)...........................................       65.3            197.0            42.1          137.3     179.4
                                                              --------------   ------------   ------------ ------------- -----------
   Total (million BOE):.....................................       15.4             45.2             9.9           32.5      42.4
                                                              ==============   ============   ============ ============= ===========
      Independent (million BOE).............................       15.4             45.2             9.9           32.5      42.4
      Production sharing contracts (million BOE)............         --               --              --             --        --

Overseas:
Crude oil (mmbbls)..........................................        9.5              8.4           114.8           23.9     138.7
Natural gas (bcf)...........................................         --               --           101.5          114.4     215.9
                                                              --------------   ------------   ------------ ------------- -----------
   Total (million BOE):.....................................        9.5              8.4           131.8           42.9     174.7
                                                              ==============   ============   ============ ============= ===========
      Independent (million BOE).............................         --               --              --             --        --
      Production sharing contracts (million BOE)............        9.5              8.4           131.8           42.9     174.7

Total:
Total crude oil (mmbbls)....................................    1,215.8          1,245.9           656.7          767.7   1,424.4
Total natural gas (bcf).....................................    3,249.7          3,247.6           825.2        2,722.7   3,547.9
                                                              --------------   ------------   ------------ ------------- -----------
   Total (million BOE):.....................................    1,757.4          1,787.1           794.3        1,221.5   2,015.8
                                                              ==============   ============   ============ ============= ===========
      Independent (million BOE).............................    1,161.6          1,108.2           387.6          684.1   1,071.7
      Production sharing contracts (million BOE)............      595.8            678.9           406.7          537.4     944.1


                                                                 31

New Contracts Signed in 2002

     In 2002, our parent, CNOOC, signed four petroleum contracts and two supplemental development agreements.

                                                  New Oil Contracts Signed in 2002

                                                             Interest of                                               Drill
No.    Basin                    Block           Partner      Partners (%)     Date of Agreement    Area (km2)   Obligation (wells)
------------------------------------------------------------------------------------------------------------------------------------

1      Pearl River Mouth       Chaotai           OPIC            50%              2002-5-16           15,400            3
2      Beibu Gulf               23/15            Husky           100%             2002-9-23            1,327            1
3      Beibu Gulf               23/20            Husky           100%             2002-9-23            1,543            1
4      Pearl River Mouth        40/30            Husky           100%             2002-12-6            6,704            1
                           (Deepwater Area)

                                       New Supplemental Development Agreements Signed in 2002

                                                                                                             Date of
No.   Agreements                   Block              Type                  Partner         Interest (%)    Agreement     Area (km2)
------------------------------------------------------------------------------------------------------------------------------------

1     CFD11-1/2                    04/36          Development             Kerr-McGee/         40.1/8.9      2002.09.06       91
      Development Supplemental                    Supplemental           Sino-American
      Agreement                                    Agreement                 Energy

2     BZ25-1/1S                    11/19      Unitized Development       Chevron/Texaco         16.2        2002.10.11       218
      Unitized Development                         Agreement
      Agreement


                                                                 32

Exploration and Production

   Summary

     We currently conduct exploration, development and production activities primarily in four areas offshore China:

     o    the Bohai Bay;

     o    the Western South China Sea;

     o    the Eastern South China Sea; and

     o    the East China Sea.

                               [GRAPHIC OMITTED]

     In addition, we hold several equity interests in oil and gas properties in Indonesia, including a 39.5% participating interest in a production sharing contract in the Malacca Strait, interests in production sharing contracts and a technical assistance contract we acquired from Repsol YPF in April 2002 and interests in the Tangguh LNG project, which we recently acquired. We also expect to complete an acquisition for natural gas reserves offshore Australia by the end of 2003. See "--Overseas Activity," "--Natural Gas
Business--

Overseas Activity" and "Item 5--Operating and Financial Review and Prospects--Operating Results--Acquisitions and Overseas Activities."

     As of December 31, 2002, we had estimated net proved reserves of 2,015.8 million BOE, comprised of 1,424.4 million barrels of crude oil and condensate and 3,547.9 billion cubic feet of natural gas. As of December 31, 2002, we had interests in 25 producing properties and 29 properties under development and appraisal offshore China. We are the operator or joint operator of 21 oil and gas properties under production. In 2002, three properties offshore China commenced production. For the year 2002, net production averaged 298,625 barrels per day of crude oil, condensate and natural gas liquids and 272.6 million cubic feet per day of natural gas, which together totaled 346,639 BOE per day, representing a 32.6% increase over the annual average daily production for the year 2001.

     We conduct our exploration, development and production activities independently as well as through production sharing contracts and geophysical survey agreements with foreign partners. A production sharing contract contains provisions regarding the exploration, development, production and operation of an oil and gas field and the formula through which foreign partners may recover exploration, development and production costs and share in the production after the successful development of petroleum reserves. See "--Production Sharing Contracts--Offshore China" for a detailed discussion of these arrangements.

     We also conduct exploration efforts through geophysical survey agreements with foreign companies. These geophysical survey agreements allow international oil and gas companies to conduct geophysical studies before deciding whether to negotiate a production sharing contract with CNOOC. If a foreign partner decides to enter into a production sharing contract with CNOOC, the costs and expenses that the foreign partner incurs in conducting geophysical exploration may be recovered in the production period by the foreign partner, subject to our confirmation. See "--Geophysical Survey Agreements" for a detailed discussion of these arrangements. As of December 31, 2002, we were not a party to any geophysical survey agreements, although we may enter such agreements in the future.

     The offshore China exploration area is approximately 1.3 million square kilometers in size. We currently have the exclusive right to operate independently or in conjunction with international oil and gas companies in approximately 601,700 square kilometers of the total offshore China exploration area. We currently have rights to operate independently or in conjunction with international oil and gas companies in 133 exploration blocks covering approximately 572,486 square kilometers. We have access to approximately 822,700 kilometers of 2D seismic data and approximately 33,700 square kilometers of 3D seismic data. From the beginning of CNOOC's operations in 1982 to December 31, 2002, a total of 674 exploration wells have been drilled, including 430 wildcat wells, with a success rate of approximately 37.5%. During this period we achieved a success rate of approximately 50% on 177 exploration wildcat wells which were drilled independently, while foreign partners achieved a success rate of approximately 29% on their 253 exploration wildcat wells.

Oil and Natural Gas Reserves

     We have a large base of net proved undeveloped reserves as a result of our exploration successes. As of December 31, 2002, approximately 60.6% of net proved reserves were classified as net proved undeveloped. We are currently undertaking a number of large development projects located primarily in the Bohai Bay and the Western South China Sea and expect these projects to substantially increase our production.

     Our net proved reserves consist of our percentage interest in total reserves, comprised of (i) our 100% interest in our independent oil and gas properties (excluding the proved reserves attributable to our associated company), (ii) our participating interest in the properties covered under our production sharing contracts in the PRC and Indonesia, and (iii) our 30% interest in the proved reserves of our associated company, less (i) an adjustment for our share of royalties payable to the PRC government under our production sharing contracts in the PRC, (ii) an adjustment for production allocable to foreign partners under our production sharing contracts in the PRC as reimbursement for exploration expenses attributable to our working interest, and (iii) adjustments for share oil payable under our Indonesian production sharing contracts to Pertamina, the Indonesian state-owned oil and gas company, and for a domestic market obligation under which the contractor must sell a specified percentage of its crude oil to the local Indonesian market at a reduced price. Net proved reserves do not include any deduction for production taxes, which are included in our operating expenses. Net production is calculated in the same way as net proved reserves.

     We explore for and develop our reserves offshore China under exploration and production licenses granted by the PRC government. The PRC government generally grants exploration licenses for individual blocks while production licenses generally are granted for individual fields. We have production licenses for all of our proved reserves.

     At our request, Ryder Scott Company, an independent petroleum engineering consultant, evaluated our selected properties as of December 31, 2000, 2001 and 2002. For further information regarding our reserves, see "Item 3--Key Information--Risk Factors--Risks relating to our business--The oil and gas reserves data in this annual report may require substantial revisions as a result of future drilling, testing and production."

     The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and production sharing contract operations in each of our operating areas.

                                                Total Net Proved Crude Oil Reserves
                                                              (mmbbls)

                                                           As of December 31,                    As of December 31, 2002
                                                      -------------------------- ---------------------------------------------------
                                                          2000          2001         Developed          Undeveloped         Total
                                                      -----------  ------------- -----------------  -------------------  -----------
Offshore China
Independent
      Bohai Bay                                          675.7          589.9         296.6               211.2             507.8
      Western South China Sea.....................        76.4           71.7          47.9                60.5             108.4
      Eastern South China Sea.....................          --             --            --                  --                --
      East China Sea..............................         4.5           12.4           2.8                 9.7              12.5
                                                      -----------  ------------- -----------------  -------------------  -----------
            Total                                        756.6          674.0         347.3               281.4             628.7
Production Sharing Contracts
      Bohai Bay                                          248.2          371.4          84.5               400.2             484.7
      Western South China Sea.....................        64.7           59.9          51.1                 0.9              52.0
      Eastern South China Sea.....................       136.8          132.2          58.9                61.4             120.3
      East China Sea..............................          --             --            --                  --                --
                                                      -----------  ------------- -----------------  -------------------  -----------
            Total                                        449.7          563.5         194.5               462.5             657.0
Combined
      Bohai Bay                                          923.9          961.3         381.1               611.4             992.5
      Western South China Sea.....................       141.1          131.6          99.0                61.4             160.4
      Eastern South China Sea.....................       136.8          132.2          58.9                61.4             120.3
      East China Sea..............................         4.5           12.4           2.8                 9.7              12.5
                                                      -----------  ------------- -----------------  -------------------  -----------
            Total                                      1,206.3        1,237.5         541.8               743.9           1,285.7
Overseas(1)
      Indonesia                                            9.5            8.4         114.9                23.8             138.7
                                                      -----------  ------------- -----------------  -------------------  -----------
            Total                                          9.5            8.4         114.9                23.9             138.7
                                                      -----------  ------------- -----------------  -------------------  -----------
Total                                                  1,215.8        1,245.9         656.7               767.7           1,424.4
                                                      ===========  ============= =================  ===================  ===========

----------
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.

                                               Total Net Proved Natural Gas Reserves
                                                               (bcf)

                                                             As of December 31,                     As of December 31, 2002
                                                        ----------------------------   ---------------------------------------------
                                                           2000               2001        Developed        Undeveloped       Total
                                                        ---------          ---------   ---------------  -----------------  ---------
Offshore China
Independent
      Bohai Bay                                            591.4              598.9         182.1            342.1            524.2
      Western South China Sea......................      1,773.6            1,809.2          17.5          1,936.7          1,954.2
      Eastern South China Sea......................         --                 --              --               --              --
      East China Sea...............................         65.3              197.0          42.1            137.3            179.4
                                                        ---------          ---------   ---------------  -----------------  ---------
            Total                                        2,430.3            2,605.1         241.7          2,416.1          2,657.7
Production Sharing Contracts
      Bohai Bay                                             --                 30.2            --             74.5             74.5
      Western South China Sea......................        819.4              612.3         482.0             75.0            557.0
      Eastern South China Sea......................         --                 --              --             42.8             42.8
      East China Sea...............................         --                 --              --               --              --
                                                        ---------          ---------   ---------------  -----------------  ---------
            Total                                          819.4              642.5         482.0            192.2            674.2
Combined
      Bohai Bay                                            591.4              629.1         182.1            416.6            598.6
      Western South China Sea......................      2,593.0            2,421.5         499.6          2,011.5          2,511.2
      Eastern South China Sea......................         --                 --              --             42.8             42.8
      East China Sea...............................         65.3              197.0          42.1            137.3            179.4
                                                        ---------          ---------   ---------------  -----------------  ---------
            Total                                        3,249.7            3,247.6         723.7          2,608.3          3,332.0
Overseas(1)
Indonesia                                                   --                 --           101.5            114.4            216.0
                                                        ---------          ---------   ---------------  -----------------  ---------
            Total                                           --                 --           101.5            114.4            216.0
                                                        ---------          ---------   ---------------  -----------------  ---------
Total                                                    3,249.7            3,247.6         825.2          2,722.7          3,547.9
                                                        =========          =========   ===============  =================  =========

----------
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.

                                                      Total Net Proved Reserves
                                                            (million BOE)

                                                               As of December 31,                  As of December 31, 2002
                                                         ----------------------------  ---------------------------------------------
                                                            2000               2001       Developed      Undeveloped        Total
                                                         ----------         ---------  --------------- ---------------   -----------
Offshore China
Independent
      Bohai Bay                                             774.2              689.7        326.9          268.3            595.2
      Western South China Sea........................       372.0              373.3         50.9          383.3            434.1
      Eastern South China Sea........................        --                 --           --               --               --
      East China Sea.................................        15.4               45.2          9.9           32.5             42.4
                                                         ----------         ---------  --------------- ---------------   -----------
            Total                                         1,161.6            1,108.2        387.6          684.1          1,071.7
Production Sharing Contracts
      Bohai Bay                                             248.2              376.5         84.6          412.6            497.1
      Western South China Sea........................       201.3              161.8        131.4           13.4            144.8
      Eastern South China Sea........................       136.8              132.2         58.9           68.6            127.5
      East China Sea.................................        --                 --           --               --               --
                                                         ----------         ---------  --------------- ---------------   -----------
            Total                                           586.3              670.5        274.9          494.5            769.4
Combined
      Bohai Bay                                           1,022.4            1,066.2        411.5          680.9          1,092.3
      Western South China Sea........................       573.3              535.1        182.3          396.6            578.9
      Eastern South China Sea........................       136.8              132.2         58.9           68.6            127.5
      East China Sea.................................        15.4               45.2          9.9           32.5             42.4
                                                         ----------         ---------  --------------- ---------------   -----------
            Total                                         1,747.9            1,778.7        662.5        1,178.5          1,841.0
Overseas(1)
      Indonesia                                               9.5                8.4        131.8           42.9            174.7
                                                         ----------         ---------  --------------- ---------------   -----------
            Total                                             9.5                8.4        131.8           42.9            174.7
                                                         ----------         ---------  --------------- ---------------   -----------
Total                                                     1,757.4            1,787.1        794.3        1,221.5          2,015.8
                                                         ==========         =========  =============== ================  ===========

----------
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.

Oil and Natural Gas Production

     The following tables show average daily net oil production, net natural gas production, and average net total production for the periods indicated. Oil production comprises crude oil, condensate and natural gas liquids.


                                              Average Daily Net Production of Crude Oil
                                                           (bbls per day)

                                                                                   Year ended December 31,
                                                         ---------------------------------------------------------------------------
                                                             2000                            2001                            2002
                                                         -----------                     -----------                     -----------
Offshore China
Independent
      Bohai Bay                                             63,797                          97,612                         110,989
      Western South China Sea........................       45,828                          40,377                          35,724
      Eastern South China Sea........................           --                              --                              --
      East China Sea.................................        3,557                           3,967                           3,223
                                                         -----------                     -----------                     -----------
            Total                                          113,182                         141,956                         149,936
Production Sharing Contracts
      Bohai Bay                                                 --                           2,366                          16,767
      Western South China Sea........................          606                             900                          21,186
      Eastern South China Sea........................       90,097                          81,404                          73,792
      East China Sea.................................           --                              --                              --
                                                         -----------                     -----------                     -----------
            Total                                           90,703                          84,670                         111,745
Combined
      Bohai Bay                                             63,797                          99,978                         127,756
      Western South China Sea........................       46,434                          41,277                          56,910
      Eastern South China Sea........................       90,097                          81,404                          73,792
      East China Sea.................................        3,557                           3,967                           3,223
                                                         -----------                     -----------                     -----------
            Total                                          203,885                         226,626                         261,681
Overseas(1)
      Indonesia                                              2,462                           2,247                          36,944
                                                         -----------                     -----------                     -----------
            Total                                            2,462                           2,247                          36,944
                                                         -----------                     -----------                     -----------
Total                                                      206,347                         228,873                         298,625
                                                         ===========                     ===========                     ===========

----------
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.

                                            Average Daily Net Production of Natural Gas
                                                          (mmcf per day)

                                                                                     Year ended December 31,
                                                           -----------------------------------------------------------------------
                                                               2000                            2001                        2002
                                                           -----------                     -----------                  ----------
Offshore China
Independent
      Bohai Bay                                                45.8                             46.2                       47.2
      Western South China Sea.......................             --                              --                         4.4
      Eastern South China Sea.......................             --                              --                          --
      East China Sea................................            7.8                              9.8                       12.4
                                                           -----------                     -----------                  ----------
            Total                                              53.6                             56.0                       64.0
Production Sharing Contracts
      Bohai Bay                                                  --                              --                          --
      Western South China Sea.......................          144.3                            139.0                      137.9
      Eastern South China Sea.......................             --                              --                          --
      East China Sea................................             --                              --                          --
                                                           -----------                     -----------                  ----------
            Total                                             144.3                            139.0                      137.9
Combined
      Bohai Bay                                                45.8                             46.2                       47.2
      Western South China Sea.......................          144.3                            139.0                      142.2
      Eastern South China Sea.......................             --                              --                          --
      East China Sea................................            7.8                              9.8                       12.4
                                                           -----------                     -----------                  ----------
            Total                                             197.9                            195.0                      201.8
Overseas(1)
      Indonesia                                                  --                              --                        70.8
                                                           -----------                     -----------                  ----------
            Total                                                --                              --                        70.8
                                                           -----------                     -----------                  ----------
Total                                                         197.9                            195.0                      272.6
                                                           ===========                     ===========                  ==========

----------
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.

                                                 Average Daily Net Production
                                                         (BOE per day)

                                                                                   Year ended December 31,
                                                                --------------------------------------------------------------
                                                                     2000                     2001                    2002
                                                                -------------             -----------            -------------
Offshore China
Independent
      Bohai Bay                                                     71,437                  105,322                118,845
      Western South China Sea...............................        45,828                   40,377                 36,456
      Eastern South China Sea...............................            --                       --                     --
      East China Sea........................................         4,853                    5,599                  5,283
                                                                -------------             -----------            -------------
            Total                                                  122,118                  151,298                160,584
Production Sharing Contracts
      Bohai Bay                                                         --                    2,366                 16,767
      Western South China Sea...............................        24,658                   24,063                 46,747
      Eastern South China Sea...............................        90,097                   81,404                 73,792
      East China Sea........................................            --                       --                     --
                                                                -------------             -----------            -------------
            Total                                                  114,755                  107,833                137,306
Combined
      Bohai Bay                                                     71,437                  107,688                135,612
      Western South China Sea...............................        70,486                   64,440                 83,203
      Eastern South China Sea...............................        90,097                   81,404                 73,792
      East China Sea........................................         4,853                    5,599                  5,283
                                                                -------------             -----------            -------------
            Total                                                  236,873                  259,132                297,890
Overseas(1)
      Indonesia                                                      2,462                    2,247                 48,749
                                                                -------------             -----------            -------------
            Total                                                    2,462                    2,247                 48,749
                                                                -------------             -----------            -------------
Total                                                              239,335                  261,379                346,639
                                                                =============             ===========            =============

----------
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.


Principal Oil and Gas Regions

   Bohai Bay

     The Bohai Bay holds our largest net proved reserves and, for the year ended December 31, 2002, was our largest producing area for crude oil and natural gas. The Bohai Bay exploration area is located in the northeastern part of China, approximately 200 kilometers east of Beijing and is approximately 58,100 square kilometers in size. As of December 31, 2002, we had rights to operate independently or in conjunction with international oil and gas companies in 16 blocks covering approximately 42,419 square kilometers of the total Bohai Bay exploration area. Our operating area contains numerous oil and gas fields in shallow waters with typical depths ranging from 10 to 30 meters. The crude oil is generally of heavy gravity ranging from 15 to 20 degrees API. As of December 31, 2002, net proved reserves in this region were
992.5 million barrels of crude oil and condensate and 598.6 billion cubic feet of natural gas, totaling 1,092.3 million BOE and representing approximately 54.2% of our total net proved reserves.

     The Bohai Bay has been a prolific area with significant oil discoveries in recent years and will continue to be one of our principal areas for exploration in the near future. Nine discoveries were made in 2002, including six by us and three by foreign partners.

     The following table sets forth principal exploration blocks under an exploration license to us for both our independent operations and our production sharing contracts in the Bohai Bay as of December 31, 2002.


                            Approximate                                 Exploration License                           Independent
                             block area                           --------------------------------        2003        exploration
                               (km2)           Partner(s)         Commencement          Expiration    exploration  drilling planned
Block                                                                 date                 date         drilling       for 2003
-------------------------- -------------  ----------------------  ------------          ----------    -----------  -----------------
Independent
------------------------------------------------------------------------------------------------------------------------------------
Middle of Bohai Bay             5,310              --                08/16/02             08/16/04          2               6
------------------------------------------------------------------------------------------------------------------------------------
Southern Bohai Bay(1)             573              --                10/08/00             10/08/02         --               2
------------------------------------------------------------------------------------------------------------------------------------
Western Bohai Bay(1)            1,913              --                03/29/01             03/29/03          1              --
------------------------------------------------------------------------------------------------------------------------------------
Liaodong Bay                    3,344              --                01/31/00             04/08/06          12              7
------------------------------------------------------------------------------------------------------------------------------------
Eastern Liaodong Bay            2,829              --                07/02/01             07/02/06         --              --
------------------------------------------------------------------------------------------------------------------------------------

PSCs (2)
------------------------------------------------------------------------------------------------------------------------------------
05/36                           1,250     Kerr-McGee, Newfield,      02/10/02             02/10/04          2            N/A(3)
                                           Sino-American Energy
------------------------------------------------------------------------------------------------------------------------------------
06/17(1)                        2,587    ChevronTexaco, Carigali     02/01/01             02/01/03          1            N/A(3)
------------------------------------------------------------------------------------------------------------------------------------
Eastern 11/05                   3,601           Phillips,            08/16/02             02/10/04         --            N/A(3)
                                              Phillips Bohai
------------------------------------------------------------------------------------------------------------------------------------
Western 11/05                   4,076           Phillips,            02/10/02             02/10/04         --            N/A(3)
                                              Phillips Bohai
------------------------------------------------------------------------------------------------------------------------------------
11/19(1)                        3,186         ChevronTexaco          03/28/01             03/28/03         --            N/A(3)
------------------------------------------------------------------------------------------------------------------------------------
09/18                           2,226           Kerr-McGee           04/04/01             04/04/04         --            N/A(3)
------------------------------------------------------------------------------------------------------------------------------------
02/31(1)                        3,936    ChevronTexaco, Carigali     04/06/01             04/06/03          5            N/A(3)
------------------------------------------------------------------------------------------------------------------------------------
04/36                           1,694          Kerr-McGee,           12/31/01             12/31/03          4            N/A(3)
                                           Sino-American Energy
------------------------------------------------------------------------------------------------------------------------------------
11/26(1)(4)                     3,190             Shell              10/08/00             10/08/02         --            N/A(3)
------------------------------------------------------------------------------------------------------------------------------------
Other(5)
------------------------------------------------------------------------------------------------------------------------------------

----------
(1)   An application has been submitted to extend the exploration license.
(2) One production sharing contract expired in 2002, although the exploration license for the block area covered by the production sharing contract remains in effect. One well was drilled in this block during 2002.
(3)   Not applicable.
(4) Since this production sharing block area is located within an independent block, its validity period depends on the exploration license granted to the related independent block. To avoid double-counting, the area attributable to this production sharing block has not been included in the total contract area of the related independent block.
(5) We have exploration rights in the Bohai Bay for two additional blocks covering an aggregate area of approximately 2,703 square kilometers.

     During the year ended December 31, 2002, we acquired approximately 680 square kilometers of 3D seismic data and our foreign partners acquired approximately 1,150 square kilometers of 3D seismic data in the Bohai Bay. We have independently acquired an aggregate of approximately 171,100 kilometers and 6,230 square kilometers of 2D and 3D seismic data, respectively, in the Bohai Bay. We also have access through our production sharing contract partners to approximately 66,900 kilometers and 8,480 square kilometers, respectively, of additional 2D and 3D seismic data in this area. During the year of 2002, we drilled seven wildcat wells, five of which were successful, and eight appraisal wells, seven of which were successful. During the same period, our production sharing contract partners drilled five wildcat wells, two of which were successful, and eight appraisal wells, seven of which were successful. Our exploration capital expenditures for 2002 were US$54.6 million. In 2003, we plan to drill 15 exploration wells in the Bohai Bay.

     For 2002, net production in this region averaged 127,756 barrels per day of crude oil, condensate and natural gas liquids and 47.2 million cubic feet per day of natural gas, representing approximately 39.1% of our total daily net production. As of December 31, 2002, we were undertaking 10 development projects in the Bohai Bay. Our development capital expenditures for the Bohai Bay for 2002 were US$261.1 million.

     The following table sets forth our principal oil and gas properties under production in the Bohai Bay as of December 31, 2002.


                                                                                                                      Net proved
                                                                     Average net     Number    Actual or expected   reserves as of
                                                                      production     of net        production     December 31, 2002
                                                             Our     or year 2002  productive     commencement         (million
Block/Field              Operator          Partner(s)     interest   BOE per day)    wells            year               BOE)
--------------------  ---------------   ---------------  ---------- -------------- ----------  ------------------ ------------------
Liaoxi
------------------------------------------------------------------------------------------------------------------------------------
Suizhong 36-1          CNOOC Limited           --           100%        72,636           244          1993                222.9
------------------------------------------------------------------------------------------------------------------------------------
Jinzhou 9-3            CNOOC Limited           --           100%        14,671            43          1999                 37.5
------------------------------------------------------------------------------------------------------------------------------------
Jinzhou 20-2           CNOOC Limited           --           100%         9,002            11          1992                 49.5
------------------------------------------------------------------------------------------------------------------------------------

Boxi
------------------------------------------------------------------------------------------------------------------------------------
Qikou 18-1             CNOOC Limited           --           100%         2,953             6          1997                  5.2
------------------------------------------------------------------------------------------------------------------------------------
Qikou 17-3             CNOOC Limited           --           100%         1,688             9          1997                  1.5
------------------------------------------------------------------------------------------------------------------------------------
Qikou 17-2             CNOOC Limited           --           100%        11,143            29          2000                 18.4
------------------------------------------------------------------------------------------------------------------------------------
Chengbei oilfield      CNOOC Limited           --           100%         4,158            52          1985                 11.9
------------------------------------------------------------------------------------------------------------------------------------
Qinhuangdao 32-6       CNOOC Limited         BPCEPC,         51%        16,762            80          2001                 85.6
                                          ChevronTexaco
------------------------------------------------------------------------------------------------------------------------------------

Bonan
------------------------------------------------------------------------------------------------------------------------------------
Bozhong 34-2/4         CNOOC Limited           --           100%         2,594            25          1990                  3.3
------------------------------------------------------------------------------------------------------------------------------------

11/05
------------------------------------------------------------------------------------------------------------------------------------
Penglai 19-3          Phillips China     Phillips Bohai      51%             5             4          2002                123.0
------------------------------------------------------------------------------------------------------------------------------------


                                                                 42

     The following table sets forth our principal oil and gas properties under development in the Bohai Bay as of December 31, 2002.


                                                                                   Actual or expected
                                                                                       production          Net proved reserves as
                                                                          Our         commencement          of December 31, 2002
  Block/Field                    Operator            Partner(s)         interest          year                  (million BOE)
--------------------------- -----------------   --------------------  ------------ ------------------    ---------------------------
  Liaoxi
------------------------------------------------------------------------------------------------------------------------------------
  Luda 4-2                    CNOOC Limited              --               100%            2005                      9.0
------------------------------------------------------------------------------------------------------------------------------------
  Luda 5-2                    CNOOC Limited              --               100%            2005                     33.1
------------------------------------------------------------------------------------------------------------------------------------
  Luda 10-1                   CNOOC Limited              --               100%            2005                     34.4
------------------------------------------------------------------------------------------------------------------------------------
  Jinzhou 21-1                CNOOC Limited              --               100%            2008                     13.1
------------------------------------------------------------------------------------------------------------------------------------

  Boxi
------------------------------------------------------------------------------------------------------------------------------------
  Qikou 18-9                  CNOOC Limited              --               100%            2008                      3.5
------------------------------------------------------------------------------------------------------------------------------------
  Qikou 18-2                  CNOOC Limited              --               100%            2004                      6.1
------------------------------------------------------------------------------------------------------------------------------------

  Bozhong
------------------------------------------------------------------------------------------------------------------------------------
  Nanbao 35-2                 CNOOC Limited              --               100%            2005                     75.7
------------------------------------------------------------------------------------------------------------------------------------

  Bonan
------------------------------------------------------------------------------------------------------------------------------------
  Bonan oilfields             CNOOC Limited              --               100%            2004                     68.3
------------------------------------------------------------------------------------------------------------------------------------
  Bozhong 25-1/25-1s          CNOOC Limited         ChevronTexaco         84%             2004                    229.6
------------------------------------------------------------------------------------------------------------------------------------

  11/05
------------------------------------------------------------------------------------------------------------------------------------
  Penglai 25-6                ConocoPhillips       Phillips Bohai         51%             2008                     10.7
------------------------------------------------------------------------------------------------------------------------------------

  04/36
------------------------------------------------------------------------------------------------------------------------------------
  CFD 11-1                      Kerr-McGee      Sino-American Energy      51%             2004                     40.4
------------------------------------------------------------------------------------------------------------------------------------
  CFD 11-2                      Kerr-McGee      Sino-American Energy      51%             2004                      7.9
------------------------------------------------------------------------------------------------------------------------------------
  CFD 18-1                      Kerr-McGee      Sino-American Energy      51%             2004                      1.7
------------------------------------------------------------------------------------------------------------------------------------


   Western South China Sea

     The Western South China Sea has been our most important natural gas producing area, and was our second largest producing area for the year ended December 31, 2002. The Western South China Sea is located in the southern part of China southwest of Hong Kong and is approximately 712,480 square kilometers in area. The most important exploration areas in the Western South China Sea are the Beibu Gulf, the Yinggehai Basin, and the Qiongdongnan Basin. As of December 31, 2002, we had rights to operate independently or in conjunction with international oil and gas companies in 36 blocks covering approximately 166,803 square kilometers of the Western South China Sea exploration area. Typical water depths in this region range from 40 meters to 120 meters. The crude oil produced is of medium to light gravity, ranging from 27 to 41 degrees API. As of December 31, 2002, we had net proved reserves of 160.4 million barrels of crude oil and condensate and 2,511.2 billion cubic feet of natural gas in this region, totaling 578.9 million BOE and representing approximately 28.7% of our total net proved reserves.

     The Western South China Sea is one of our least explored areas but will become increasingly important as the markets for natural gas in the southern part of China develop. During the year ended December 31, 2002, we drilled 17 wildcat wells, two of which were successful, and three appraisal wells, one of which was successful. Our production sharing contract partners drilled one wildcat well, which was unsuccessful, in this area and did not drill any appraisal wells.

     The following table sets forth the principal exploration blocks under an exploration license to us for both our independent operations and our production sharing contracts in the Western South China Sea as of December 31, 2002.

                                                                                                                         Independent
                                                                                   Exploration License                   exploration
                                      Approximate                             --------------------------      2002         drilling
                                       block area                             Commencement    Expiration   exploration     planned
Block                                    (km2)           Partner(s)               date           date       drilling      for 2003
------------------------------------ -------------      ------------          ------------    ----------   -----------   -----------
Independent
------------------------------------------------------------------------------------------------------------------------------------
Ledong 01                                6,543              --                  12/03/01       12/03/03         4            --
------------------------------------------------------------------------------------------------------------------------------------
Changjiang 25                            5,811              --                  12/03/01       12/03/03         7             2
------------------------------------------------------------------------------------------------------------------------------------
Weizhou 12                               6,980              --                  05/11/01       05/11/06        --            --
------------------------------------------------------------------------------------------------------------------------------------
Yulin 35                                 6,050              --                  05/11/01       05/11/06         1            --
------------------------------------------------------------------------------------------------------------------------------------
Qionghai 28                              5,208              --                  05/11/01       05/11/06        --             1
------------------------------------------------------------------------------------------------------------------------------------
Qiongdongnan Songtao 22                  4,063              --                  05/11/01       05/11/06         1            --
------------------------------------------------------------------------------------------------------------------------------------
Qiongdongnan Songtao 31                  5,264              --                  05/11/01       05/11/06         1            --
------------------------------------------------------------------------------------------------------------------------------------
Qiongdongnan Songtao 18                  2,566              --                  03/31/00       12/16/05         1            --
------------------------------------------------------------------------------------------------------------------------------------
Wenchang 20                              4,979              --                  05/11/01       05/11/06         1             1
------------------------------------------------------------------------------------------------------------------------------------
Lingao 11                                4,117              --                  05/11/01       05/11/06         1            --
------------------------------------------------------------------------------------------------------------------------------------
Lingao 15                                6,080              --                  05/11/01       05/11/06         3            --
------------------------------------------------------------------------------------------------------------------------------------
Baodao 16                                7,583              --                  08/08/02       08/08/07        --            --
------------------------------------------------------------------------------------------------------------------------------------
Baodao 30                                6,341              --                  08/07/02       08/07/07        --            --
------------------------------------------------------------------------------------------------------------------------------------

PSCs
------------------------------------------------------------------------------------------------------------------------------------
Wanganbei (A, B, C, D) (1)              25,418            Crestone              10/01/01       10/01/03        --          N/A(3)
------------------------------------------------------------------------------------------------------------------------------------
39/05(2)                                 5,700             Husky                12/03/01       12/03/03        --          N/A(3)
------------------------------------------------------------------------------------------------------------------------------------
22/12(2)                                   608         Rec Oil, Bligh           05/11/01       05/11/06         1          N/A(3)
                                                   Petsec Petroleum, Oil
                                                         Australia
------------------------------------------------------------------------------------------------------------------------------------
23/20(2)                                 1,543             Husky                05/11/01       05/11/06        --          N/A(3)
------------------------------------------------------------------------------------------------------------------------------------
23/15(2)                                 1,327             Husky                05/11/01       05/11/06        --          N/A(3)
------------------------------------------------------------------------------------------------------------------------------------
Other(4)
------------------------------------------------------------------------------------------------------------------------------------

----------
(1)   The Wanganbei block area consists of four blocks.
(2) Since this production sharing block area is located within an independent block, its validity period depends on the exploration license granted to the related independent block. To avoid double-counting, the area attributable to this production sharing block has not been included in the total block area of the related independent block.
(3)   Not applicable.
(4) We have exploration rights in the Western South China Sea region for 15 additional blocks covering an aggregate area of approximately 60,622 square kilometers.

     During the year ended December 31, 2002, we acquired approximately 712 square kilometers of 3D seismic data and our foreign partners acquired approximately 460 square kilometers of 3D seismic data in the Western South China Sea. We have independently acquired an aggregate of approximately 159,550 kilometers and 7,010 square kilometers of independent 2D and 3D seismic data, respectively, in the Western South China Sea. We also have access through our production sharing contract partners to approximately 106,900 kilometers and 3,670 square kilometers of additional 2D and 3D seismic data, respectively, in this area. Our exploration capital expenditures for the Western South China Sea for 2002 were US$68.9 million. In 2003, we plan to drill four exploration wells in the Western South China Sea area.

     For the year ended December 31, 2002, net production averaged 56,910 barrels per day of crude oil, condensate and natural gas liquids and 142.2 million cubic feet per day of natural gas, representing approximately 24.0% of total daily net production. Our development capital expenditures for the Western South China Sea for 2002 were US$268.5 million.

            The following table sets forth the principal oil and gas properties in the Western South China Sea area that were under production or development as of December 31, 2002.



                                                                                       Average net
                                                                                       production         Number
                                                                                      for year 2002        of net
                                                                         Our           (BOE per          productive
Block/Field                          Operator            Partner(s)    interest           day)              wells
--------------------------         ------------         -----------    --------       -------------      -----------

Production

---------------------------------------------------------------------------------------------------------------------
Yinggehai
---------------------------------------------------------------------------------------------------------------------
   Yacheng 13-1                         BP                 Kufpec          51%            26,953              6
---------------------------------------------------------------------------------------------------------------------
Yulin 35
---------------------------------------------------------------------------------------------------------------------
   Weizhou 11-4                     CNOOC Limited           --            100%           18,821              45
---------------------------------------------------------------------------------------------------------------------
   Weizhou 12-1                     CNOOC Limited           --            100%           17,635              17
---------------------------------------------------------------------------------------------------------------------
Yangjiang 39/05
---------------------------------------------------------------------------------------------------------------------
   Wenchang 13-1/13-2               CNOOC Limited          Husky          60%            19,794              13
---------------------------------------------------------------------------------------------------------------------

Development

---------------------------------------------------------------------------------------------------------------------
Yulin 35

---------------------------------------------------------------------------------------------------------------------
   Weizhou 12-1 North               CNOOC Limited           --            100%             --               --
---------------------------------------------------------------------------------------------------------------------
Changjiang 25
---------------------------------------------------------------------------------------------------------------------
   Dongfang 1-1                     CNOOC Limited           --            100%             --               --
---------------------------------------------------------------------------------------------------------------------
Yangjiang 31 and 32
---------------------------------------------------------------------------------------------------------------------
   Wenchang 8-3                     CNOOC Limited           --            100%             --               --
---------------------------------------------------------------------------------------------------------------------
   Wenchang 19-1                    CNOOC Limited           --            100%             --               --
---------------------------------------------------------------------------------------------------------------------
Ledong 01
---------------------------------------------------------------------------------------------------------------------
   Ledong 15-1/22-1                 CNOOC Limited           --            100%             --               --
---------------------------------------------------------------------------------------------------------------------

                                                           Net proved
                                        Actual or        reserves as of
                                         expected        December 31,
                                        production           2002
                                       commencement        (million
Block/Field                                year              BOE
--------------------------             ------------    ------------------

Production

-------------------------------------------------------------------------
Yinggehai
-------------------------------------------------------------------------
   Yacheng 13-1                           1995               98.3
-------------------------------------------------------------------------
Yulin 35
-------------------------------------------------------------------------
   Weizhou 11-4                           1993               21.2
-------------------------------------------------------------------------
   Weizhou 12-1                           1999               29.6
-------------------------------------------------------------------------
Yangjiang 39/05
-------------------------------------------------------------------------
   Wenchang 13-1/13-2                     2002               46.5
-------------------------------------------------------------------------

Development

-------------------------------------------------------------------------
Yulin 35
-------------------------------------------------------------------------
   Weizhou 12-1 North                     2004               21.5
-------------------------------------------------------------------------
Changjiang 25
-------------------------------------------------------------------------
   Dongfang 1-1                           2003              218.5
-------------------------------------------------------------------------
Yangjiang 31 and 32
-------------------------------------------------------------------------
   Wenchang 8-3                           2005               11.6
-------------------------------------------------------------------------
   Wenchang 19-1                          2007               26.1
-------------------------------------------------------------------------
Ledong 01
-------------------------------------------------------------------------
   Ledong 15-1/22-1                       2009               83.2
-------------------------------------------------------------------------

        Eastern South China Sea

     The Eastern South China Sea is currently one of our most important oil producing areas in terms of its contribution to our total production and sales. The Eastern South China Sea exploration area is located in the southern part of China, directly southeast of Hong Kong, and is approximately 174,420 square kilometers in size. As of December 31, 2002, we had rights to operate independently or in conjunction with international oil and gas companies in 36 blocks covering approximately 164,550 square kilometers in the Eastern South China Sea exploration area. This area includes the important Pearl River Mouth Basin. Typical water depths in this region range from 100 meters to 120 meters. The crude oil produced is of medium to light gravity, ranging from 30 to 40 degrees API. As of December 31, 2002, we had net proved reserves of
120.3 million barrels of crude oil and condensate and 42.8 billion cubic feet of natural gas in this region, totaling 127.5 million BOE and representing approximately 6.3% of our total net proved reserves.

     During the year ended December 31, 2002, we drilled four wildcat wells, two of which were successful, and one successful appraisal well. Our production sharing contract partners drilled two unsuccessful wildcat wells and did not drill any appraisal wells in this area.

     The following table sets forth the principal exploration blocks that are under an existing exploration license or pending exploration license to us for both our independent operations and our production sharing contracts in the Eastern South China Sea as of December 31, 2002.


                                                                            Exploration License
                            Approximate                                ----------------------------------           2002
                            block area                                 Commencement           Expiration         exploration
Block                         (km2)            Partner(s)                 date                   date             drilling
--------------------        -----------       --------------           ------------           -----------        -----------
Independent
----------------------------------------------------------------------------------------------------------------------------------
Huizhou 31                     3,074                 --                   05/11/01              05/11/06             --
----------------------------------------------------------------------------------------------------------------------------------
Enping 15                      5,833                 --                   05/11/01              05/11/06             --
----------------------------------------------------------------------------------------------------------------------------------
Enping 10                      6,547                 --                   05/11/01              05/11/06             --
----------------------------------------------------------------------------------------------------------------------------------
Panyu 33                       4,830                 --                   05/11/01              05/11/06             --
----------------------------------------------------------------------------------------------------------------------------------
Liuhua 07                      4,172                 --                   05/11/01              05/11/06              4
----------------------------------------------------------------------------------------------------------------------------------
Chaotai                        7,834                 --                   05/14/02              05/14/07             --
----------------------------------------------------------------------------------------------------------------------------------
Xijiang 04                     7,969                 --                   05/11/01              05/11/06              1
----------------------------------------------------------------------------------------------------------------------------------
Lufeng 08                      4,723                 --                   05/11/01              05/11/06             --
----------------------------------------------------------------------------------------------------------------------------------
Huizhou 30                     5,862                 --                   05/11/01              05/11/06             --
----------------------------------------------------------------------------------------------------------------------------------


PSCs
----------------------------------------------------------------------------------------------------------------------------------
16/19(1)                         415                Agip,                 10/08/00              03/31/02             --
                                                ChevronTexaco
----------------------------------------------------------------------------------------------------------------------------------
15/34                          5,124          Devon, Burlington           08/30/00              02/28/04              1
----------------------------------------------------------------------------------------------------------------------------------
16/02                          3,498                Devon,                03/31/00              03/31/07             --
                                              Energy Development
                                                 Corporation
----------------------------------------------------------------------------------------------------------------------------------
15/12                          1,895          Shell, Phillips             10/16/00              10/16/06             --
----------------------------------------------------------------------------------------------------------------------------------
15/35(1)                       1,439          Devon, Burlington           08/10/01              01/31/03             --
----------------------------------------------------------------------------------------------------------------------------------
27/10(2)                       6,546                Devon,                10/09/01              10/09/03              1
                                              Energy Development
                                                 Corporation
----------------------------------------------------------------------------------------------------------------------------------
16/08(1)                         541        Agip, ChevronTexaco           04/29/01              04/29/03              --
----------------------------------------------------------------------------------------------------------------------------------
16/05                          3,009                Devon,                03/31/00              03/31/07              --
                                              Energy Development
                                                 Corporation
----------------------------------------------------------------------------------------------------------------------------------
Other(4)
----------------------------------------------------------------------------------------------------------------------------------


                              Independent
                              exploration
                            drilling planned
Block                           for 2003
--------------------       ------------------
Independent
---------------------------------------------
Huizhou 31                     --
---------------------------------------------
Enping 15                      --
---------------------------------------------
Enping 10                      --
---------------------------------------------
Panyu 33                       --
---------------------------------------------
Liuhua 07                       4
---------------------------------------------
Chaotai                         1
---------------------------------------------
Xijiang 04                     --
---------------------------------------------
Lufeng 08                       3
---------------------------------------------
Huizhou 30                     --
---------------------------------------------


PSCs
---------------------------------------------
16/19(1)                      N/A(3)
---------------------------------------------
15/34                         N/A(3)
---------------------------------------------
16/02                         N/A(3)
---------------------------------------------
15/12                         N/A(3)
---------------------------------------------
15/35(1)                      N/A(3)
---------------------------------------------
27/10(2)                      N/A(3)
---------------------------------------------
16/08(1)                      N/A(3)
---------------------------------------------
16/05                         N/A(3)
---------------------------------------------
Other(4)
---------------------------------------------
--------------
(1)   An application has been submitted to extend the exploration license.
(2) Since this production sharing block area is located within an independent block, its validity period depends on the exploration license granted to the related independent block. To avoid double-counting, the area attributable to this production sharing block has not been included in the total contract area of the related independent block.
(3)   Not applicable.
(4) We have exploration rights in this Eastern South China Sea region for 21 additional blocks covering an aggregate area of approximately 94,789 square kilometers.


     For the year ended December 31, 2002, we acquired 6,400 kilometers of 2D seismic data and 1,330 square kilometers of 3D seismic data, while our foreign partners acquired approximately 970 kilometers of 2D seismic data and 782 square kilometers of 3D seismic data in the Eastern South China Sea area. We have an aggregate of approximately 55,600 kilometers of independent 2D seismic data and 1,330 square kilometers of 3D seismic data in the Eastern South China Sea. We also have access through our production sharing contract partners to approximately 107,700 kilometers and 6,090 square kilometers of additional 2D and 3D seismic data, respectively, in this area. Our exploration capital expenditures for the Eastern South China Sea for 2002 were US$42.0 million. We plan to drill eight exploration wells in the Eastern South China Sea in 2003.

     For the year ended December 31, 2002, net production averaged approximately 73,792 barrels per day of crude oil, representing approximately 21.3% of our total daily net production. Our development capital expenditures for this region for 2002 were US$122.0 million.

     The following table sets forth our principal oil and gas properties under production in the Eastern South China Sea as of December 31, 2002.



                                                                                       Average net
                                                                                       production         Number
                                                                                      for year 2002        of net
                                                                         Our           (BOE per          productive
Production Block/Field               Operator            Partner(s)    interest           day)              wells
--------------------------         ------------         -----------    --------       -------------      -----------
16/08
----------------------------------------------------------------------------------------------------------------------
Huizhou 21-1                           CACT                  Agip,               51%           3,015             8
                                                         ChevronTexaco
----------------------------------------------------------------------------------------------------------------------
Huizhou 26-1                           CACT                  Agip,               51%          13,427            11
                                                         ChevronTexaco
----------------------------------------------------------------------------------------------------------------------
Huizhou 32-2                           CACT                  Agip,               51%           3,269             5
                                                         ChevronTexaco
----------------------------------------------------------------------------------------------------------------------
Huizhou 32-3                           CACT                  Agip,               51%           7,113             6
                                                         ChevronTexaco
----------------------------------------------------------------------------------------------------------------------
Huizhou 32-5                           CACT                  Agip,               51%           4,541             2
                                                         ChevronTexaco
----------------------------------------------------------------------------------------------------------------------
15/11
----------------------------------------------------------------------------------------------------------------------
Xijiang 24-3                      CNOOC Limited,             Shell               51%          16,732            11
                                  ConocoPhillips
----------------------------------------------------------------------------------------------------------------------
15/22
----------------------------------------------------------------------------------------------------------------------
Xijiang 30-2                      CNOOC Limited,             Shell               40%          14,202            10
                                  ConocoPhillips
----------------------------------------------------------------------------------------------------------------------
29/04
----------------------------------------------------------------------------------------------------------------------
Liuhua 11-1                       CNOOC Limited,           Kerr-McGee            51%           7,139            13
                                   BPCEPC-Liuhua
----------------------------------------------------------------------------------------------------------------------
16/06
----------------------------------------------------------------------------------------------------------------------
Lufeng 13-1                             JHN                   JHN                25%           2,697             5
----------------------------------------------------------------------------------------------------------------------
17/22
----------------------------------------------------------------------------------------------------------------------
Lufeng 22-1                   CNOOC Limited, Statoil        Statoil              25%           1,657             1
----------------------------------------------------------------------------------------------------------------------

                                                           Net proved
                                        Actual or        reserves as of
                                         expected        December 31,
                                        production           2002
                                       commencement        (million
Production Block/Field                     year              BOE
--------------------------             ------------    ------------------
16/08
-----------------------------------------------------------------------
Huizhou 21-1                               1990                2.5
-----------------------------------------------------------------------
Huizhou 26-1                               1991               14.4
-----------------------------------------------------------------------
Huizhou 32-2                               1995                1.5
-----------------------------------------------------------------------
Huizhou 32-3                               1995                6.4
-----------------------------------------------------------------------
Huizhou 32-5                               1999                2.8
-----------------------------------------------------------------------
15/11
-----------------------------------------------------------------------
Xijiang 24-3                               1994               12.4
-----------------------------------------------------------------------
15/22
-----------------------------------------------------------------------
Xijiang 30-2                               1995                9.2
-----------------------------------------------------------------------
29/04
-----------------------------------------------------------------------
Liuhua 11-1                                1996                6.0
-----------------------------------------------------------------------
16/06
-----------------------------------------------------------------------
Lufeng 13-1                                1993                2.9
-----------------------------------------------------------------------
17/22
-----------------------------------------------------------------------
Lufeng 22-1                                1997                0.8
-----------------------------------------------------------------------

     The following table sets forth our principal oil and gas properties under development as of December 31, 2002.


                                                                                                             Net proved
                                                                                  Actual or expected       reserves as of
                                                                     Our              production         December 31, 2002
Block/Field               Operator           Partner(s)            interest       commencement year        (million BOE)
-----------------         --------           ----------            ---------      -------------------    -----------------
16/08
---------------------------------------------------------------------------------------------------------------------------------
Huizhou 21-1 Gas            CACT                Agip,                51%               2005                    9.5
                                            ChevronTexaco
---------------------------------------------------------------------------------------------------------------------------------

16/19
---------------------------------------------------------------------------------------------------------------------------------
Huizhou 19-1                CACT                Agip,                51%               2006                    2.0
                                            ChevronTexaco
---------------------------------------------------------------------------------------------------------------------------------
Huizhou 19-2                CACT                Agip,                51%               2005                    12.5
                                            ChevronTexaco
---------------------------------------------------------------------------------------------------------------------------------
Huizhou 19-3                CACT                Agip,                51%               2004                    11.2
                                            ChevronTexaco
---------------------------------------------------------------------------------------------------------------------------------
15/34
---------------------------------------------------------------------------------------------------------------------------------
Panyu 4-2                  Devon             Burlington              51%               2003                    16.4
---------------------------------------------------------------------------------------------------------------------------------
Panyu 5-1                  Devon             Burlington              51%               2003                    17.0
---------------------------------------------------------------------------------------------------------------------------------


   East China Sea

     The East China Sea is the least explored area of our four principal regions offshore China, and an area that we expect to become an important natural gas production base in the future. The East China Sea is approximately 339,580 square kilometers in size and is located east of Shanghai. As of December 31, 2002, we had rights to operate independently or in conjunction with international oil and gas companies in 45 blocks (excluding the Pinghu block) covering approximately 198,713 square kilometers of the total East China Sea. We also own a 50% working interest in the Xihu Trough area within the East China Sea. We and Sinopec, our joint venture partner, have formed a joint management committee and established the East China Sea Xihu Oil and Gas Operating Company to oversee the development of this region. The total block area of the Xihu Trough is approximately 59,565 square kilometers. Typical water depths in this region are approximately 90 meters and the crude oil and condensate are of light gravity. As of December 31, 2002, our net proved reserves in the Xihu Trough were 8.9 million barrels of crude oil and condensate and 127.1 billion cubic feet of natural gas, totaling 30.1 million BOE and representing less than 1.5% of our total net proved reserves. We acquired our interest in the project from CNOOC and are the operator of the project.

     During the year ended December 31, 2002, we drilled two appraisal wells, one of which was successful, in cooperation with Sinopec in our independent blocks. We drilled one wildcat well that was successful during 2002. Our foreign partners did not drill any exploration wells in this area in 2002.

     The following table sets forth the principal exploration blocks under an existing exploration license or pending exploration license to us for both our independent operations and our production sharing contracts in the East China Sea as of December 31, 2002.


                                                                            Exploration License
                            Approximate                                ----------------------------------           2002
                            block area                                 Commencement           Expiration         exploration
Block                         (km2)            Partner(s)                 date                   date             drilling
--------------------        -----------       --------------           ------------           -----------        -----------
Independent
-----------------------------------------------------------------------------------------------------------------------------------
Pinghu(1)                        N/A       Sinopec National Star,          N/A                   N/A               --
                                            Shanghai Municipal
                                                Government
----------------------------------------------------------------------------------------------------------------------------------
Huangyan 04                    2,848                   --                08/28/01             08/28/08              3
----------------------------------------------------------------------------------------------------------------------------------
Hangzhou 17                    4,227                   --                08/28/01             08/28/08             --
----------------------------------------------------------------------------------------------------------------------------------
Zhenghai 01                    1,536                   --                08/28/01             08/28/08             --
----------------------------------------------------------------------------------------------------------------------------------
Fuyang 27                      2,526                   --                08/28/01             08/28/08             --
----------------------------------------------------------------------------------------------------------------------------------
Lishui-Jiaojiang Trough        6,767                   --                03/31/00             11/28/05             --
----------------------------------------------------------------------------------------------------------------------------------
Western Wunansha                 242                   --                03/31/00             12/16/05             --
----------------------------------------------------------------------------------------------------------------------------------
Dalian 16                      6,471                   --                05/11/01             05/11/06             --
----------------------------------------------------------------------------------------------------------------------------------
Yantai 04                      6,111                   --                05/11/01             05/11/06             --
----------------------------------------------------------------------------------------------------------------------------------
Lishui 30                      4,085                   --                07/01/02             07/01/09             --
----------------------------------------------------------------------------------------------------------------------------------
Qingdao 34                     5,745                   --                12/07/02             12/07/06             --
----------------------------------------------------------------------------------------------------------------------------------
PSCs
----------------------------------------------------------------------------------------------------------------------------------
32/32                            513           Primeline Energy,         07/11/02             07/11/04             --
                                              Primetime Petroleum
----------------------------------------------------------------------------------------------------------------------------------
Other(3)
----------------------------------------------------------------------------------------------------------------------------------


                              Independent
                              exploration
                            drilling planned
Block                           for 2003
--------------------       ------------------
Independent
------------------------------------------------
Pinghu(1)                           --
------------------------------------------------
Huangyan 04                         6
------------------------------------------------
Hangzhou 17                        --
-----------------------------------------------
Zhenghai 01                        --
------------------------------------------------
Fuyang 27                          --
------------------------------------------------
Lishui-Jiaojiang Trough            --
------------------------------------------------
Western Wunansha                   --
------------------------------------------------
Dalian 16                          --
------------------------------------------------
Yantai 04                          --
------------------------------------------------
Lishui 30                          --
------------------------------------------------
Qingdao 34                         --
------------------------------------------------
PSCs
------------------------------------------------
32/32                             N/A(2)
------------------------------------------------
Other(3)
------------------------------------------------

----------
(1) This field is covered by a production license to the Shanghai Petroleum and Natural Gas Company in which we have a 30% interest. The production license will expire on December 1, 2020.
(2)   Not applicable.
(3) We have exploration rights in this East China Sea region for 34 additional blocks covering an aggregate area of approximately 157,642 square kilometers.

     During the year ended December 31, 2002, we acquired 8,050 kilometers of 2D seismic data in this area. We have independently acquired an aggregate of approximately 107,430 kilometers and 377 square kilometers, respectively, of 2D and 3D seismic data in the East China Sea area. We also have access through our production sharing contract partners to approximately 47,520 kilometers and 475 square kilometers, respectively, of additional 2D and 3D seismic data in this area. Our exploration capital expenditures for the East China Sea for 2002 were US$18.0 million. We plan to drill six exploration wells with other parties, and our foreign partners currently have no plans to drill any exploration wells in the East China Sea in 2003.

     For the year ended December 31, 2002, our net production in this region averaged 3,223 barrels per day of crude oil, condensate and natural gas liquids and 12.4 million cubic feet per day of natural gas, representing 1.5% of total daily net production. Our development capital expenditures for the East China Sea for 2002 were US$52.2 million.

     The following table sets forth the principal oil and gas properties under production or development in the East China Sea as of December 31, 2002.





                                                                                 Average net
                                                                                 production           Number
                                                                                for year 2002         of net
                                                                    Our            (BOE per          productive
Block/Field                Operator            Partner(s)         interest           day)              wells
----------------         ------------         -----------         --------       -------------      -----------
Production
-----------------------------------------------------------------------------------------------------------------
Pinghu(1)
-----------------------------------------------------------------------------------------------------------------
   Pinghu (I)           CNOOC Limited    Sinopec National Star,      30%            5,283               5
                                           Shanghai Municipal
                                               Government
-----------------------------------------------------------------------------------------------------------------
Development
-----------------------------------------------------------------------------------------------------------------
Pinghu(1)
-----------------------------------------------------------------------------------------------------------------
   Pinghu (II)          CNOOC Limited    Sinopec National Star,      30%             --                --
                                           Shanghai Municipal
                                               Government
-----------------------------------------------------------------------------------------------------------------
Xihu Trough
-----------------------------------------------------------------------------------------------------------------
   Canxue               CNOOC Limited           Sinopec              50%             --                --
-----------------------------------------------------------------------------------------------------------------
   Duanqiao             CNOOC Limited           Sinopec              50%             --                --
-----------------------------------------------------------------------------------------------------------------


                                                           Net proved
                                        Actual or        reserves as of
                                         expected        December 31,
                                        production           2002
                                       commencement        (million
Block/Field                                year              BOE
--------------------------             ------------    ------------------
Production
------------------------------------------------------------------------------
Pinghu(1)
------------------------------------------------------------------------------
   Pinghu (I)                             1998                9.9
------------------------------------------------------------------------------
Development
------------------------------------------------------------------------------
Pinghu(1)
------------------------------------------------------------------------------
   Pinghu (II)                            2006                2.4
------------------------------------------------------------------------------
Xihu Trough
------------------------------------------------------------------------------
   Canxue                                 2007                11.6
------------------------------------------------------------------------------
   Duanqiao                               2008                18.5
------------------------------------------------------------------------------
----------
(1) This field is under license to the Shanghai Petroleum and Natural Gas Company in which we have a 30% interest.

   Overseas Activity

     In early 2003, we acquired interests in the Tangguh LNG project located in Indonesia. For further details of these interests, see "--Natural Gas Business--Overseas Activity."

     In October 2002, we entered into a key terms agreement to acquire interests in natural gas reserves located in the North West Shelf of Australia. See "--Natural Gas Business--Overseas Activity."

     In April 2002, our wholly owned subsidiary, CNOOC Southeast Asia Limited, acquired subsidiaries in Indonesia formerly owned by Repsol YPF, S.A. These Indonesian subsidiaries together hold a portfolio of interests in oil and gas production sharing and technical assistance contracts in areas located offshore and onshore Indonesia. The acquisition of the Indonesian subsidiaries was consistent with our plan to expand our production and reserves. Furthermore, we believe the acquisition represented a unique opportunity to acquire producing assets that fit with our offshore expertise and experience. The main businesses of the Indonesian subsidiaries are the exploration, development and production of oil and gas offshore and onshore Indonesia. Their main assets comprise a portfolio of interests in four production sharing contracts and a technical assistance contract in that region. We estimate that our net proved reserves of the assets as of December 31, 2002 were approximately 167.1 million BOE.

     The interests owned by the Indonesian subsidiaries comprise the following assets:

     o South East Sumatra Production Sharing Contract. The Indonesian subsidiaries own a 65.3% interest in the South East Sumatra production sharing contract. This contract area covers approximately 8,100 square kilometers located offshore Sumatra and is the largest of the assets held by the Indonesian subsidiaries. It is operated and majority-owned by us. It is also one of the largest offshore oil developments in Indonesia and has produced more than one billion barrels of oil in over 20 years of production. The concession expires in 2018.

     o Offshore North West Java Production Sharing Contract. The Indonesian subsidiaries own a 36.7% interest in the Offshore North West Java production sharing contract. This contract area covers approximately 13,800 square kilometers in the Southern Java Sea, offshore Jakarta and has produced more than one billion BOE in over 20 years of production. It is operated by a member of the BP group and currently produces crude oil and natural gas. Its natural gas is sold to the Indonesia State Electric Company and the Indonesia State Gas Utility Company. The concession expires in 2017.

     o West Madura Production Sharing Contract and Poleng Technical Assistance Contract. These subsidiaries own a 25.0% interest in the West Madura production sharing contract and a 50.0% interest in the Poleng technical assistance contract. These contract areas are located offshore Java, near the island of Madura and the Java city of Surabaya and cover approximately 1,600 square kilometers combined. Kodeco Energy Company is the operator for the West Madura production sharing contract and Korea Development Company is the operator for the Poleng technical assistance contract, each assisted by certain of the Indonesian subsidiaries. These contract areas currently produce crude oil and natural gas. Their natural gas is sold to the Indonesia State Electric Company. The West Madura production sharing contract expires in May 2011. The Poleng technical assistance contract expires in December 2013.

     o Blora Production Sharing Contract. The Indonesian subsidiaries own a 16.7% interest in the Blora production sharing contract. This contract area lies entirely onshore Java and covers an area of approximately 4,800 square kilometers. There has been no production of crude oil or natural gas from this concession. The current operator is Coparex Blora. The concession expires in 2026.

     The remaining interests in the above assets at the time of our acquisition were owned by independent third parties, including Lundin Petroleum, BP, Kodeco, Kalila Energy, BG Group, Pertamina, INPEX, Kanematsu, Nissho Iwai, Nisseki Mitsubishi, Paladin Resources, C. Itoh and Co. and Amerada Hess.

     In addition to our Indonesian subsidiaries and the acquisition of interests in the Tangguh LNG project, we have a 39.5% participating interest in a production sharing contract in the Malacca Strait in Indonesia. As of December 31, 2002, our net proved reserves in this property were 7.6 million barrels of crude oil. For 2002, net production from this property averaged 2,579 barrels per day of crude oil, condensate and natural gas liquids, representing approximately 0.7% of total daily net production. Production has been declining in recent years due to water cut increases and natural production declines. Our interests in the production sharing contract are held by our wholly owned subsidiaries.

     We currently conduct all of our international oil sales through China Offshore Oil (Singapore) International Pte. Ltd., our wholly owned Singapore subsidiary. In the past, this subsidiary has also engaged in oil trading activities.

     The following table sets forth the principal oil and gas properties under production in our overseas interests as of December 31, 2002. There is no data for the number of productive wells and actual or expected production commencement year because we only recently acquired our interests in these properties from other parties.

                                                                                                                  Average Net
                                                                                                                 production for
                                                                                                    Our             year 2002
PSCs                                   Operator                     Partner(s)                    interest        (BOE per day)
------------------------            -----------------      -------------------------------     --------------    --------------
Repsol
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    INPEX Sumatra                  65.3%              24,921
                                                                     KNOC Sumatra
                                                                 MC Oil & Gas Sumatra
South East Sumatra                    CNOOC Limited           Paladin Indonesia (Sunda)
                                                            Paladin UK (Southeast Sumatra)
                                                              Paladin Resources (Bahamas)
                                                                      CNOOC Limited
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      CNOOC ONWJ                   36.7%              15,405
                                                                      INPEX Jaws
                                                                 MC Oil and Gas Java
Offshore North West Java                  BP                       C. ITOH Energy
                                                              Paladin Resources (Sunda)
                                                                    BP West Java
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      Pertamina                    25.0%               1,895
West Madura                           Kodeco Energy                 CNOOC Madura
                                                                    KODECO Energy
-----------------------------------------------------------------------------------------------------------------------------------
Poleng(1)                           Korea Development                CNOOC Poleng                  50.0%               3,945
                                                                   Korea Development
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      CNOOC Blora                   16.7%                  --
Blora                                 Lundin Blora                 Paladin Resources
                                                                      Amerada Hess
                                                                      Lundin Blora
-----------------------------------------------------------------------------------------------------------------------------------
Malacca
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     CNOOC Limited                  39.5%               2,579
                                                                     OOGC Mallaca
Malacca Strait                       Kondur Petroleum              Mallaca Petroleum
                                                                   Imbang Tata Alam
                                                                   Kondur Petroleum
-----------------------------------------------------------------------------------------------------------------------------------


                                   Net proved reserves as
                                    of December 31, 2002
PSCs                                 (million BOE)
------------------------           -----------------------
Repsol
-------------------------------------------------------------
South East Sumatra                          87.42
-------------------------------------------------------------
Offshore North West Java                    64.86
-------------------------------------------------------------
West Madura                                  8.29
-------------------------------------------------------------
Poleng(1)                                    6.52
-------------------------------------------------------------
Blora                                         --
-------------------------------------------------------------
Malacca
-------------------------------------------------------------
Malacca Strait                               7.63
-------------------------------------------------------------

----------
(1) Our interest in this contract area is in the form of a technical assistance contract.

Other Oil and Gas Data

  Production Cost Data

     The following table sets forth average sales prices per barrel of crude oil, condensate and natural gas liquids sold, average sales prices per thousand cubic feet of natural gas sold and production costs per BOE produced for each of our independent, production sharing contract and combined operations for the periods indicated.

                                                                                  Year ended December 31,
                                                                           ----------------------------------------
                                                                            2000             2001            2002
                                                                           -------          ------          ------
                                                                                            (US$)
Average Sales Prices of Petroleum Produced

Per Barrel of Crude Oil, Condensate and Natural Gas Liquid Sold..........   28.21            23.34           24.35
Per Thousand Cubic Feet of Natural Gas Sold..............................    3.09             3.08            2.98

Offshore China Average Lifting Costs per BOE Produced(1)

Independent..............................................................    4.00             3.88            3.89
Production Sharing Contracts.............................................    4.86             4.51            3.95
Offshore China Average...................................................    4.45             4.16            3.92

Overseas Average Lifting Costs per BOE Produced(1)

Net Entitlement..........................................................   --               --               9.06

----------
(1) Our overseas operations during the years ended December 31, 2000 and 2001 were not material and the related lifting costs have been included in our offshore China lifting costs for those years.


   Drilling and Productive Wells

     The following table sets forth our exploratory and productive wells drilled offshore China as of December 31, 2002 by independent and production sharing contract operations in each of our operating areas. There is no data for exploratory and productive wells drilled overseas because we only recently acquired our interests in these properties from other parties.

                                                                  As of December 31, 2002
                                       ----------------------------------------------------------------------------------
                                           Total                            Western South     Eastern South    East China
                                       Offshore China      Bohai Bay         China Sea         China Sea           Sea
                                       --------------      ---------        -------------     -------------    ----------
Independent
Net Exploratory Wells.................      430.0            262.0             148.0             7.0              13.0
Net Productive Wells..................      431.5            373.0              54.0              --               4.5
Crude Oil.............................      418.1            362.0              54.0              --               2.1
Natural Gas...........................       13.4             11.0              --                --               2.4

Production Sharing Contracts

Net Exploratory Wells.................        2.0             --                --                --               2.0
Net Productive Wells..................      175.1             83.1              18.2            73.8                --
Crude Oil.............................      168.5             83.1              12.6            72.8                --
Natural Gas...........................        6.6             --                 5.6             1.0                --

Totals

Net Exploratory Wells.................      432.0            262.0             148.0             7.0              15.0
Net Productive Wells..................      606.6            456.1              72.2            73.8               4.5
Crude Oil.............................      586.6            445.1              66.6            72.8               2.1
Natural Gas...........................       20.0             11.0               5.6             1.0               2.4

   Drilling Activity

     The following tables set forth our net exploratory and development wells broken down by independent and production sharing contract operations in each of our operating areas for the year ended December 31, 2002.


                                                                          Year ended December 31, 2002
                                               ---------------------------------------------------------------------------------
                                                                          Western        Eastern
                                                                        South China    South China    East China
                                               Total       Bohai Bay        Sea            Sea            Sea           Overseas
                                               -----       ---------    -----------    -----------    -----------       --------
Independent
Net Exploratory Wells Drilled..........         41.5          15.0         20.0            5.0            1.5              --
   Successful..........................         19.0          12.0          3.0            3.0            1.0              --
   Dry.................................         22.5           3.0         17.0            2.0            0.5              --
Net Development Wells Drilled..........         14.0           2.0         12.0             --             --              --
   Successful..........................         14.0           2.0         12.0             --             --              --
   Dry.................................           --            --           --             --             --              --

Production Sharing Contracts

Net Exploratory Wells Drilled..........          3.1            --           --             --             --              3.1
   Successful..........................          1.9            --           --             --             --              1.9
   Dry.................................          1.2            --           --             --             --              1.2
Net Development Wells Drilled..........         65.0          20.2          3.6            3.1             --             38.1
   Successful..........................         60.7          20.2          3.6            3.1             --             33.8
   Dry.................................          4.3            --           --             --             --              4.3


                                                                          Year ended December 31, 2001
                                               ---------------------------------------------------------------------------------
                                                                          Western        Eastern
                                                                        South China    South China    East China
                                               Total       Bohai Bay        Sea            Sea            Sea           Overseas
                                               -----       ---------    -----------    -----------    -----------       --------
Independent
Net Exploratory Wells Drilled..........         13.0          4.0           6.0            1.0            2.0             --
   Successful..........................          5.0          2.0           2.0            1.0            --              --
   Dry.................................          8.0          2.0           4.0            --             2.0             --
Net Development Wells Drilled..........         76.0         76.0           --             --             --              --
   Successful..........................         76.0         76.0           --             --             --              --
   Dry.................................           --          --            --             --             --              --

Production Sharing Contracts
Net Exploratory Wells Drilled..........          1.0          --            --             --             1.0             --
   Successful..........................           --          --            --             --             --              --
   Dry.................................          1.0          --            --             --             1.0             --
Net Development Wells Drilled..........         41.7         34.7           4.8            --             0.6             1.6
   Successful..........................         40.7         34.7           3.8            --             0.6             1.6
   Dry.................................          1.0          --            1.0            --             --              --







                                                                          Year ended December 31, 2000
                                               ---------------------------------------------------------------------------------
                                                                          Western        Eastern
                                                                        South China    South China    East China
                                               Total       Bohai Bay        Sea            Sea            Sea           Overseas
                                               -----       ---------    -----------    -----------    -----------       --------
Independent
Net Exploratory Wells Drilled..........          12.0          5.0           4.0            1.0            2.0             --
   Successful..........................           6.0          5.0           1.0            --             --              --
   Dry.................................           6.0          --            3.0            1.0            2.0             --
Net Development Wells Drilled..........          65.2         61.0           3.0            --             1.2             --
   Successful..........................          65.2         61.0           3.0            --             1.2             --
   Dry.................................           --           --            --             --             --              --

Production Sharing Contracts

Net Exploratory Wells Drilled..........           1.4          --            --             --             1.0             0.4
   Successful..........................           1.0          --            --             --             1.0             --
   Dry.................................           0.4          --            --             --             --              0.4
Net Development Wells Drilled..........          24.4         22.4           --             --             --              2.0
   Successful..........................          24.4         22.4           --             --             --              2.0
   Dry.................................           --           --            --             --             --              --


Natural Gas Business

     Natural gas is becoming an increasingly important part of our business strategy. We intend to exploit our natural gas reserves to meet rapidly growing domestic demand for natural gas. Because of a domestic natural gas shortfall forecasted by the Chinese government, we have made strategic investments in liquefied natural gas projects outside the PRC and may continue to do so in the future.

   PRC Activity

     CNOOC, our controlling shareholder, has granted us an option to invest in liquefied natural gas projects or other natural gas related business in which CNOOC has invested or proposes to invest. CNOOC is currently involved in the following large-scale natural gas projects.

     Guangdong LNG Facility. CNOOC is currently engaged in a project to build China's first proposed liquefied natural gas import facility in Guangdong Province in southern China. CNOOC has granted us the option to acquire CNOOC's interest in the project. The terms of this option require us, if we exercise the option, to reimburse CNOOC for any contribution CNOOC has made with respect to the facility together with interest calculated at the prevailing market rate. We have not entered into any negotiations with CNOOC on the detailed terms under which we may acquire CNOOC's interest in this facility. CNOOC has committed to take a 33% ownership interest in the project. Other partners include Hongkong Electric and Hong Kong and China Gas, each committed to 3% ownership interests, and five customers of the proposed facility who have collectively committed to a 31% ownership interest. Through a competitive selection process, BP Global Investment Limited was selected as the foreign partner to take the remaining 30% interest in the project.

     The project involves the construction of a receiving terminal with capacity of three million metric tons per year, a 215-kilometer trunkline and two branch trunklines with a total length of 111 kilometers. Project construction is expected to begin in the second quarter of 2003. The facility is scheduled to commence operations in 2006. The total cost of the facility is estimated to be approximately US$600 million. CNOOC will help us procure all necessary government approvals for our participation in this project should we exercise our option. We are currently evaluating the exercise of this option and may exercise it at any time.

     Zhejiang Network. In September 2001, CNOOC signed an agreement with Zhejiang Provincial Energy Group Company Limited and Zhejiang Southeast Electric Power Company Limited to invest in a joint venture to develop an intra-provincial natural gas distribution network. CNOOC will hold a 37% equity interest in the joint venture company. We have an option to take CNOOC's share in the joint venture company in an arrangement similar to our option for the Guangdong liquefied natural gas project. The business scope of the joint venture includes the construction, operation and management of natural gas pipelines, the intra-
          provincial wholesale and distribution of natural gas, and the development of gas-fired power plants and other natural gas related infrastructure and projects.

     Shandong Pipeline. In September 2001, CNOOC signed an agreement with the Shandong Province Development Planning Commission and Shandong International Trust & Investment Corporation in connection with the construction of a gas pipeline and the importation of liquefied natural gas in Shandong Province. A steering committee was established by the parties to study the prospect of gas utilization in Shandong Province, including the feasibility of constructing a main gas pipeline in Shandong and importing liquefied natural gas to Shandong through Qingdao. CNOOC intends to use gas resources from the Bohai Bay. CNOOC expects that natural gas from the Bohai Bay will land in Longkou of Shandong Province in 2003, which can be further transported to Qingdao and Yantai in Shandong Province by pipeline. The pipeline between Longkou and Yantai will be 95 kilometers; the pipeline between Longkou and Qingdao will be 2,101 kilometers.

     Fujian Development. In October 2001, CNOOC signed an agreement with the Fujian provincial government on natural gas market development in Fujian Province. The agreement provides for a joint investment commitment of increasing natural gas supply and gas market development in Fujian Province by both parties. Both parties are committed to sourcing gas, including liquefied natural gas, from all viable sources, including from offshore production and overseas. The parties also agreed to invest in gas-fired power plants and related infrastructure. We have the option to take CNOOC's working interest in the project and have recently acquired an interest in the Tangguh LNG project in Indonesia, which will supply liquefied natural gas to this project.

   Overseas Activity

     On January 1, 2003, we acquired BP Muturi Limited, which owns a 44.0% interest in the Muturi production sharing contract offshore Indonesia, and BP Wiriagar Limited's 42.4% interest in the Wiriagar production sharing contract offshore Indonesia for a total of approximately US$275 million. The Muturi production sharing contract and Wiriagar production sharing contract, together with the Berau production sharing contract, make up the Tangguh LNG project. The Tangguh LNG project is a greenfield project located offshore Indonesia and represents one of the largest natural gas projects in Asia.

     Our interests in these two production sharing contracts represent approximately 12.5% of the total reserves and upstream production of the Tangguh LNG project. The remaining interests in the Tangguh LNG project are held by BP Berau (34.2%), BP Muturi (0.2%), BP Wiriagar (2.7%), MI Berau (16.3%), Nippon (12.2%), BG (10.7%), KG Berau (8.6%), KG Wiriagar (1.4%) and
Indonesia Natural Gas Resources Muturi (1.1%). The partners in the Tangguh LNG project have applied to the Indonesia government to consolidate the three production sharing contracts and expect that BP will serve as the operator for the project.

     Before acquiring interest in the Tangguh LNG project, the partners in the Tangguh LNG project entered into a conditional 25-year supply contract beginning in 2007 to provide up to 2.6 million tons of liquefied natural gas per year to a liquefied natural gas terminal project in Fujian Province, China. In addition, a repurchase agreement was entered into whereby put options and call options were granted to us and the sellers, respectively, to sell or repurchase, as the case may be, the interests in these production sharing contracts. The exercise prices of the options are determined based on the original consideration plus interest and additional investment and draw down made during the interim period. The options are exercisable if on or before December 31, 2004:

     o the LNG supply contract is terminated due to the non-satisfaction of the conditions precedent to the LNG supply contract; or

     o    the LNG supply contract is otherwise legally ineffective.

     See "--PRC Activity--Fujian Development." Given the proximity of the Tangguh LNG project to many major industrial and commercial areas, we expect the project to secure additional LNG supply contracts in the near future.

     In October 2002, we entered into a key terms agreement to acquire an aggregate interest of approximately 5.56% in the reserves and upstream production of Australia's North West Shelf Gas Project for approximately US$365.6 million, subject to certain adjustments. Under the terms of this agreement, we would purchase our interest from the six current partners to this project: BHP Billiton, BP, ChevronTexaco, Japan

Australia LNG (MIMI), Shell and Woodside Energy. Our estimated share of reserves from this project would be approximately 1.2 trillion cubic feet of natural gas. Our share of natural gas together with associated liquids would be approximately 210 million BOE. Woodside Petroleum is the operator for the project.

     Under the terms of this agreement, we would also acquire a 25% interest in the China LNG Joint Venture, which is being established by the six current partners to supply liquefied natural gas from the North West Shelf Gas Project to a liquefied natural gas terminal currently being developed by CNOOC, our controlling shareholder, and various partners in Guangdong Province, China. The terms of this transaction require us to pay the other partners in the North West Shelf Gas Project for gas production and processing services provided over the term of the China LNG Joint Venture. We expect to complete our acquisition of the interests in the North West Shelf Gas Project and China LNG Joint Venture in 2003. See "Item 4--Information on the Company--Business Overview--Natural Gas Business--Overseas Activity."

     To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances and partnerships with parties possessing the relevant experience and expertise.

Sales and Marketing

   Sales of Offshore Crude Oil

     We sell crude oil and natural gas to the PRC market through our wholly owned PRC subsidiary, CNOOC China Limited, and sell to the international market through our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte. Ltd., located in Singapore.

     We submit production and sales plans to the State Economic and Trade Commission each year. Based on information provided by China's three crude oil producers, PetroChina, Sinopec and us, the State Development and Planning Commission compiles an overall national plan for coordinating sales. We have been allowed to determine where we sell our production, both domestically and internationally. Our sales of crude oil to the international market also require us to obtain export licenses issued by the Ministry of Foreign Trade and Economic Cooperation. Historically, we have obtained all required export licenses.

   Pricing

     We price our crude oil with reference to prices for crude oil of comparable quality in the international market, including a premium or discount mutually agreed upon by us and our customers according to market conditions at the time of the sale. Prices are quoted in U.S. dollars, but domestic sales are billed and paid in Renminbi.

     We currently produce three types of crude oil: Nanhai Light, Medium Grade and Heavy Crude. The table below sets forth the sales and marketing volumes, pricing benchmarks and average realized prices for each of these three types of crude oil for the periods indicated.


                                                                        Year ended December 31,
                                                  ---------------------------------------------------------------------
                                                      2000                         2001                         2002
                                                  ------------                 ------------                 -----------
Sales and Marketing Volumes (benchmark)
     (mmbbls)(1)
Nanhai Light (APPI(2) Tapis(3))................       39.1                         32.2                          26.4
Medium Grade (Daqing OSP(4))...................       58.3                         57.1                          64.7
Heavy Crude (APPI(2) Duri(5))..................       25.4                         37.4                          52.7

Average Realized Prices (US$/bbl)(6)
Nanhai Light...................................    US$29.49                     US$24.96                      US$24.79
Medium Grade...................................       28.98                        24.16                         25.92
Heavy Crude....................................       26.53                        21.01                         22.79

Benchmark Prices (US$/bbl)
APPI(2) Tapis(3) ..............................    US$29.53                     US$24.99                      US$25.49
Daqing OSP(4) .................................       28.53                        23.92                         24.95
APPI(2) Duri(5) ...............................       26.39                        21.26                         21.94
ICP(7) Cinta(8)................................         --                            --                         24.08
ICP Widuri(9)..................................         --                            --                         24.08

West Texas Intermediate (US$/bbl)..............    US$30.35                     US$25.89                      US$26.16


----------
(1) Includes the sales volumes of us and our foreign partners under production sharing contracts.
(2)  Asia petroleum price index.
(3)  Tapis is a light crude oil produced in Malaysia.
(4) Daqing official selling price. Daqing is a medium crude oil produced in northeast China.
(5)  Duri is a heavy crude oil produced in Indonesia.
(6) Includes the average realized prices of us and our foreign partners under production sharing contracts.
(7)  Indonesian crude price.
(8) Cinta is a medium crude oil produced in Indonesia and was not a relevant benchmark for our crude oil sales prior to the acquisition of the Indonesian subsidiaries in 2002.
(9) Widuri is a medium crude oil produced in Indonesia and was not a relevant benchmark for our crude oil sales prior to the acquisition of the Indonesian subsidiaries in 2002.

     The international benchmark crude oil price, West Texas Intermediate, was US$31.21 per barrel as of December 31, 2002 and US$27.72 per barrel as of May 9, 2003.

     Markets and Customers

     We sell most of our crude oil production in the PRC domestic market. We also sell to customers in South Korea, Japan, the United States and Australia, as well as to crude oil traders in the spot market. For the years ended December 31, 2000, 2001 and 2002, we sold approximately 67.0%, 79.9% and 85.1%, respectively, of our crude oil in the PRC, and exported approximately 33.0%, 20.1% and 14.9%, respectively.

     Most of our crude oil production sales in the PRC domestic market are to refineries and petrochemical companies that are affiliates of Sinopec, PetroChina and CNOOC, our controlling shareholder. Sales volume to Sinopec has been high historically because most of the PRC refineries and petrochemical companies were affiliates of Sinopec. After the restructuring of the PRC petroleum industry in July 1998, some refineries and petrochemical companies were transferred to PetroChina from Sinopec. As a result, sales to Sinopec decreased and sales to PetroChina increased. For the years ended December 31, 2000, 2001 and 2002, sales to Sinopec were approximately 52.8%, 52.7% and 44.7%, respectively, and sales to PetroChina were approximately 12.6%, 13.8% and 7.7%, respectively, of total crude oil sales in the PRC domestic market. Together these two customers accounted for approximately 65.4%, 66.5% and 52.4%, respectively, of the total crude oil sales in the PRC domestic market. For further information about our sales to CNOOC-affiliated companies, please see note 27 to our consolidated financial statements attached to this annual report.

     In recent years, we have diversified our domestic client base by targeting companies not affiliated with Sinopec or PetroChina. These targeted companies typically are involved in bitumen processing, fuel blending and mixing, power generation and production of fertilizer feed stocks. We plan to continue our efforts to diversify our client base.

     The following table presents, for the periods indicated, our revenues sourced in the PRC and outside the PRC:


                                                                       Year ended December 31,
                                                 -------------------------------------------------------------------
                                                   2000                          2001                        2002
                                                 ----------                    -------                     ---------
                                                               (Rmb in millions, except percentages)
Revenues sourced in the PRC................       17,559                        18,105                       22,781
Revenues sourced outside the PRC...........        6,665                         2,715                        3,593
                                                 ----------                    -------                     ---------
Total revenues.............................       24,224                        20,820                       26,374
                                                 ==========                    =======                     =========
% of revenues sourced outside the PRC......           27.5%                         13.0%                        13.6%


     Sales Contracts

     We sign sales contracts with customers for each shipment. Sales contracts are standard form contracts containing ordinary commercial terms such as quality, quantity, price, delivery and payment. All sales are made on free-on-board terms. PRC customers are required to make payments within 30 days after the shipper takes possession of the crude oil cargo at our delivery points. During the years ended December 31, 2000, 2001 and 2002, the accounts receivable turnover were approximately 39.5 days, 32.3 days and 32.7 days, respectively. Doubtful accounts provision during the years ended December 31, 2000, 2001 and 2002 were Rmb 15.7 million, Rmb 10.7 million and nil, respectively.

     We have a credit control policy, including credit investigation of customers and periodic assessment of credit terms. Sales clerks are directly responsible for liaising with customers on the collection of receivables within the credit terms.

     We price our crude oil in U.S. dollars. PRC customers are billed and make actual payments in Renminbi based on the exchange rate prevailing at the bill of lading date, while overseas customers are billed and are required to make payments in U.S. dollars within 30 days of the bill of lading date.

     Sales of Natural Gas from Offshore China

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

     Since 1989, the PRC government has adopted the following sliding scale of royalty payments of up to 3% of the annual gross production of natural gas:

Annual gross production                               Royalty rate
-----------------------                               ------------
Less than 2 billion cubic meters........                  0.0%
2-3.5 billion cubic meters..............                  1.0%
3.5-5 billion cubic meters..............                  2.0%
Above 5 billion cubic meters............                  3.0%

     We sell a large portion of our offshore China natural gas production in Hong Kong. The remaining offshore China natural gas production is sold to customers in mainland China. Of the 73.6 billion cubic feet of natural gas that we produced offshore China in the year ended December 31, 2002, 50.3 billion cubic feet was produced from the Yacheng 13-1 gas field in the Western South China Sea. This field is governed by a production sharing contract we entered into with BP and Kufpec. We hold a 51% participating interest in this field. In December 1992, Castle Peak Power in Hong Kong signed a long-term gas supply contract under which it agreed to buy from the partners approximately 102.4 billion cubic feet of natural gas per year on a take-or-pay basis until 2015. Gas prices are quoted and paid in U.S. dollars. The payments are made in U.S. dollars on a monthly basis and are reconciled annually. Castle Peak Power purchased approximately 62.3% of our total offshore China natural gas production for the year ended December 31, 2002. Castle Peak Power is a 60/40 joint venture between ExxonMobil Energy Limited and CLP Power Hong Kong Limited, a public utility company in Hong Kong. The remaining 37.7% of our total offshore China natural gas production in the year ended December 31, 2002 was sold to PRC customers, including Hainan Fertilizer, Hainan Power, Shanghai Gas, Jingxi Chemical, Xinao Gas, Tianjin Binhai Power and Tianjin Binhai Gas.

     The price of gas sold to the PRC market is determined by negotiations between us and the buyers based on market conditions. Contracts typically consist of a base price with provisions for annual resets and adjustment formulas which depend on a basket of crude prices, inflation and various other factors.

Procurement of Services

     We usually outsource work in connection with the acquisition and processing of seismic data, reservoir studies, well drilling services, wire logging and perforating services and well control and completion service to independent third parties or our CNOOC affiliates.

     In the development stage, we normally employ independent third parties for mooring and oil tanker transportation services and both independent third parties and CNOOC affiliates for other services by entering into contracts with them. We conduct a bidding process to determine who we employ to construct platforms, terminals and pipelines, to drill production wells and to transport offshore production facilities. Both independent third parties and CNOOC affiliates participate in the bidding process. We are closely involved in the design and management of services by contractors and exercise extensive control over their performance, including their costs, schedule and quality.

Competition

   Domestic Competition

     The petroleum industry is highly competitive. We compete in the PRC and in international markets for both customers and capital to finance our exploration, development and production activities. Our principal competitors in the PRC market are PetroChina and Sinopec.

     We price our crude oil on the basis of comparable crude oil prices in the international market. The majority of our customers for crude oil are refineries affiliated with Sinopec and PetroChina to which we have been selling crude oil, from time to time, since 1982. Based on our dealings with these refineries, we believe that we have established a stable business relationship with them. In 1998, the PRC government restructured PetroChina and Sinopec into vertically integrated companies with each having both upstream and downstream petroleum businesses and operations.

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

     As part of our business strategy, we intend to expand our natural gas business to meet rapidly increasing domestic demand. Our competitors in the PRC natural gas market are PetroChina and, to a lesser extent, Sinopec. Our principal competitor, PetroChina, is the largest supplier of natural gas in China in terms of volume of natural gas supplied. PetroChina's natural gas business benefits from strong market positions in Beijing, Tianjin, Hebei Province and northern China. We intend to develop related natural gas businesses in China's coastal provinces, where we may face competition from PetroChina and, to a lesser extent, Sinopec. We believe that our extensive natural gas resources base, the proximity of these resources to the markets in China, our relatively advanced technologies and our experienced management team will enable us to compete effectively in the domestic natural gas market.

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

     In line with the general progress of its economic reform programs, the PRC government has agreed to reduce import barriers as part of its WTO commitments. As a result of China joining the World Trade Organization as a full member on December 11, 2001, it is required to further reduce its import tariffs and other trade barriers over time, including with respect to certain categories of petroleum and crude oil. All import quotas and licenses for processed oil are expected to be eliminated by 2004. Notwithstanding China's WTO related concessions, crude and processed oil remain, for the time being, subject to restrictions on import rights and only certain designated state-owned enterprises may import crude and processed oil. Sinopec and PetroChina have received permission to import crude oil on their own. At present, there is no timetable for allowing foreign owned or foreign invested entities to import crude or processed oil into the PRC.

     The PRC government recently underwent substantial reform. No assurance can be given that the reorganization will not have a significant effect on the implementation of China's WTO commitments.

PRC Fiscal Regimes for Offshore Crude Oil and Natural Gas Activities

     We conduct exploration and production operations either independently or jointly with foreign partners under our production sharing contracts. The PRC government has established different fiscal regimes for crude oil and natural gas production from our independent operations and from our production sharing contracts.

     Royalties paid to the PRC government are based on our gross production from both independent operations and oil and gas fields under production sharing contracts. The amount of the royalties varies up to 12.5% based on the annual production of the relevant property. The PRC government has provided companies such as ours with a royalty exemption for up to one million tons, or seven million BOE per year, for our crude oil production and for up to 70.6 billion cubic feet, or 11.8 million BOE per year, for our natural gas production. The limits in these exemptions apply to our total production from both independent properties and properties under production sharing contracts. In addition, we pay production taxes to the PRC government equal to 5% of our crude oil and gas produced independently and 5% of our crude oil and gas produced under production sharing contracts.

     Under our production sharing contracts, production of crude oil and gas is allocated among us, the foreign partners and the PRC government according to a formula contained in the contracts. Under this formula, a percentage of production under our production sharing contracts is allocated to the PRC government as its share oil. For more information about the allocation of production under the production sharing contracts, see "--Production Sharing Contracts--Offshore China--Production Sharing Formula."

     The PRC government recently underwent substantial reform. No assurance can be given that the fiscal regime outlined above will not change significantly in the future.

Production Sharing Contracts

   Offshore China

     When exploration and production operations offshore China are conducted through a production sharing contract, the operator of the oil or gas field must submit a detailed evaluation report and an overall development plan to CNOOC upon discovery of petroleum reserves. The overall development plan must also be submitted to a joint management committee established under the production sharing contract. After CNOOC confirms the overall development plan, CNOOC submits it to the State Development and Planning Commission for approval. After receiving the governmental approval, the parties to the production sharing contract may begin the commercial development of the petroleum field.

     As part of the reorganization in 1999, CNOOC transferred all of its economic interests and obligations under its existing production sharing contracts to us and our subsidiaries. As of December 31,

2002, we had 22 production sharing contracts in the production and development stage, and 11 contracts in the exploration stage.

     Under PRC law, the negotiation of a production sharing contract is a function that only a state-owned national company, such as CNOOC, may perform. This function cannot be transferred to us because we are a pure commercial entity. Since the reorganization, under the terms of its undertaking with us, CNOOC, after entering into production sharing contracts with international oil and gas companies, is required to assign immediately to us all of its economic interests and obligations under the production sharing contracts. For further details, see "Item 4--Information on the Company--History and Development" and "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

     New production sharing contracts are entered into between CNOOC and foreign partners primarily through bidding organized by CNOOC and, to a lesser extent, through direct negotiation.

     Bidding Process

     The bidding process typically involves the following steps:

     o CNOOC, with the approvals of the PRC government, determines which blocks are open for bidding and prepares geological information packages and bidding documentation for these blocks;

     o    CNOOC invites foreign enterprises to bid;

     o potential bidders are required to provide information, including estimates of minimum work commitments, exploration costs and percentage of share oil payable to the PRC government; and

     o CNOOC evaluates each bid and negotiates a production sharing contract with the successful bidder.

     Under CNOOC's undertaking with us, we may participate with CNOOC in all negotiations of new production sharing contracts.

     The term of a production sharing contract typically lasts for less than 30 years and has three distinct phases:

     o Exploration. The exploration period generally lasts for seven consecutive years depending on the size of the contract area, and may be extended with the consent of CNOOC. During this period, exploratory and appraisal work on the exploration block is conducted in order to discover petroleum and to enable the parties to determine the commercial viability of any petroleum discovery.

     o Development. The development period begins on the date that the overall development plan, which outlines the recoverable reserves and schedule for developing the discovered petroleum reserves, is approved by the relevant PRC regulatory authorities. The development phase ends when the design, construction, installation, drilling and related research work for the realization of petroleum production have been completed.

     o Production. The production period begins when commercial operations start and usually lasts for 15 years. The production period may be extended upon approval of the PRC government.

     Minimum Work Commitment

     Under production sharing contracts that involve exploration activities, the foreign partners must complete a minimum amount of work during the exploration period, generally including:

     o    drilling a minimum number of exploration wells;

     o    producing a fixed amount of seismic data; and

     o    incurring a minimum amount of exploration expenditures.

     Foreign partners are required to bear all exploration costs during the exploration period. However, such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins. During the exploration period, foreign partners are required to return 25% of the contract area, excluding the development and production area, to CNOOC at the end of each of the third year and fifth year of the exploration period. At the end of the exploration period, all areas, excluding the development areas, production areas and areas under evaluation, must be returned to CNOOC.

     Participating Interests

     Under production sharing contracts, CNOOC has the right to take up to a 51% participating interest in any oil or gas field discovered in the contract area and may exercise this right after the foreign partners have made commercially viable discoveries. The foreign partners retain the remaining participating interests.

     Production Sharing Formula

     A chart illustrating the production sharing formula under our production sharing contracts is shown below.



Percentage of
annual gross
Production                         Allocation
-------------                      ------------------------------------------------
5.0%                               Production tax payable to the PRC government

0.0%-- 12.5% (1)                   Royalty oil payable to the PRC government

50.0%-- 62.5% (1)                  Cost recovery oil allocated according to the following priority:

                                      o  recovery of current year operating
                                         costs by us and foreign partner(s);

                                      o  recovery of earlier exploration costs
                                         by foreign partner(s);

                                      o  recovery of development costs by us
                                         and foreign partner(s) based on
                                         participating interests;(3) and

                                      o  any excess, distributed according to
                                         each partner's participating
                                         interest.(3)

32.5% (2)                          Remainder oil allocated according to the following formula:

                                      o  (1-X) multiplied by 32.5% represents
                                         share oil payable to the PRC
                                         government; and

                                      o  X multiplied by 32.5% represents
                                         remainder oil distributed according
                                         to each partner's participating
                                         interest.(3)

----------
(1) Assumes annual gross production of more than four million metric tons, approximately 30 million barrels of oil. For lower amounts of production, the royalty rate will be lower and the cost recovery will be greater than 50.0% by the amount that the royalty rate is less than 12.5%.
(2) The ratio "X" is agreed in each production sharing contract based on commercial considerations and ranges from 8% to 100%.
(3) See "--Principal Oil and Gas Regions" for our participating interest percentage in each production sharing contract.

     The first 5.0% of the annual gross production is paid to the PRC government as production tax. The PRC government is also entitled to a royalty payment equal to the next 0% - 12.5% of the annual gross production based on the following sliding scale:

Annual gross production of oil (1)               Royalty rate
-------------------------------------------      ------------
Less than 1 million tons...................          0.0%
1-1.5 million tons.........................          4.0%
1.5-2.0 million tons.......................          6.0%
2.0-3.0 million tons.......................          8.0%
3.0-4.0 million tons.......................         10.0%
Above 4 million tons.......................         12.5%
----------
(1) The sliding scale royalty for natural gas reaches a maximum at 3.0%.

     Depending on the percentage of the PRC government's royalty payment, an amount equal to the next 50.0% to 62.5% of the annual gross production is allocated to the partners for cost recovery purposes. This amount is allocated according to the following priority schedule:

     o recovery of operating costs incurred by the partners during the year;

     o recovery of exploration costs, excluding interest accrued thereon, incurred but not yet recovered by foreign partners during the exploration period; and

     o recovery of development investments incurred but not yet recovered, and interest accrued in the current year, according to each partner's participating interest.

     The remaining 32.5% of the annual gross production, which is referred to as the remainder oil, is distributed to each of the PRC government, us and the foreign partners according to a "ratio X" agreed to by CNOOC and the foreign partners in the production sharing contract. An amount of oil and gas equal to the product of the remainder oil and one minus the "ratio X" is first distributed to the PRC government as share oil. The balance of the remainder oil, which is referred to as the allocable remainder oil, is then distributed to us and the foreign partners based on each party's participating interest.

     We pay an estimated production tax and royalty to the PRC government each time we ship crude oil production, or on a monthly basis for natural gas production. At the end of each annual period, we calculate the production tax and royalty payable for the year and file this information with the PRC tax bureau. We make adjustments for any overpayment or underpayment of production tax and royalty at the end of the year.

     The foreign partners have the right to either take possession of their crude oil for sale in the international market, or sell such crude oil to us for resale in the PRC market.

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

     A joint management committee, which usually consists of six or eight persons, is set up under each production sharing contract to perform supervisory functions, and each of us and the foreign partners as a group has the right to appoint an equal number of representatives to form the joint management committee. The chairman of the joint management committee is the chief representative designated by us and the vice chairman is the chief representative designated by the foreign partners as a group. The joint management committee has the authority to make decisions on matters including:

     o    reviewing and approving operational and budgetary plans;

     o    determining the commercial viability of each petroleum discovery;

     o    reviewing and adopting the overall development plan; and

     o approving significant procurements and expenditures, and insurance coverage.

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

     Our foreign partners and us have joint ownership in all of the assets purchased, installed or constructed under the production sharing contract until either:

     o the foreign partners have fully recovered their development costs, or

     o upon the expiration of the production sharing contract.

     After that, as a state-owned national oil company under PRC law, CNOOC will assume ownership of all of the assets under the production sharing contracts, our foreign partners and us retain the exclusive right to use the assets during the production period.

     Abandonment Costs

     Any party to our production sharing contracts must give prior written notice to the other party or parties if it plans to abandon production of the oil or gas field within the contracted area. If the other party or parties agrees to abandon production from the oil or gas field, all parties pay abandonment costs in proportion to their respective percentage of participating interests in the field. If we decide not to abandon production upon notice from a foreign partner, all of such foreign partner's rights and obligations under the production sharing contract in respect of the oil or gas field, including the responsibilities for payment of abandonment costs, terminate automatically. We bear the abandonment costs if we decide to abandon production after an initial decision to proceed with production. In 2002, we incurred abandonment costs of approximately Rmb 204.0 million.

     Production Tax

     The PRC production tax rate on the oil and natural gas produced under production sharing contracts is currently 5%.

     Overseas

     In addition to our production sharing arrangements in the PRC, we also have interests in production sharing contracts and a technical assistance contract in Indonesia, including interests in the Malacca Strait, interests from an acquisition we completed in April 2002 and interests in the Tangguh LNG project we acquired in January 2003.

     Indonesian oil and gas activities are currently governed by Pertamina, the Indonesian state-owned oil and gas company founded in 1968. Under Indonesian law, Pertamina is currently the sole entity authorized to manage Indonesia's oil and gas resources on behalf of the Indonesian government and is empowered to enter into agreements with foreign and domestic companies. Pertamina is expected to become a limited liability company in 2003 pursuant to legislation enacted in 2001.

     Pertamina enters into production sharing arrangements with private energy companies whereby such companies explore and develop oil and gas in specified areas in exchange for a percentage interest in the production from the fields in the applicable production sharing area. These production sharing arrangements are mainly governed by production sharing contracts, as well as by technical assistance contracts, each of which is described further below. Upon entering into a production sharing arrangement, the operator commits to spending a specified sum of capital to implement an agreed work program.

     Production sharing arrangements in Indonesia are based on the following principles:

     o contractors are responsible for all investments (exploration, development and production);

     o a contractor's investment and production costs are recovered against production;

     o the profit split between the Indonesian government and contractors is based on production after the cost recovery portion;

     o    ownership of tangible assets remains with the Indonesian government;
          and

     o overall management control lies with Pertamina on behalf of the Indonesian government.

     An original production sharing contract is awarded to explore for and to establish commercial hydrocarbon reserves in a specified area prior to commercial production. The contract is awarded for a number of years depending on the contract terms, subject to discovery of commercial quantities of oil and gas within a certain period. The term of the exploration period can generally be extended by agreement between the contractor and Pertamina. The contractor is generally required to relinquish specified percentages of the contract area by specified dates unless such designated areas correspond to the surface area of any field in which oil and gas has been discovered.

     Pertamina is typically responsible for managing all production sharing contract operations, assuming and discharging the contractor from all taxes (other than Indonesian corporate taxes, taxes on interest, dividends and royalties and others as set forth in the production sharing contract), obtaining approvals and permits needed by the project and approving the contractor's work program and budget. The responsibilities of a contractor under a production sharing contract generally include advancing necessary funds, furnishing technical aid and preparing and executing the work program and budget. In return, the contractor may freely lift, dispose of and export its share of crude oil and retain the proceeds obtained from its share.

     The contractor generally has the right to recover all finding and developing costs, as well as operating costs, in each production sharing contract against available revenues generated after deduction of first tranche oil and gas, or FTP. Under FTP terms, the parties are entitled to take and receive an annually agreed percentage of production from each production zone or formation each year, prior to any deduction for recovery of operating costs, investment credits and handling of production. FTP for each year is generally shared between the Indonesian government and the contractor in accordance with the standard sharing splits. The balance is available for cost recovery. Post-cost recovery, the Indonesian government is entitled to a specified profit share of crude oil production and of natural gas production. Under each production sharing arrangement, the contractor is obligated to pay Indonesian corporate taxes on its specified profit share at the Indonesian corporate tax rate in effect at the time the agreement is executed.

     Production sharing contracts in Indonesia have long included a provision known as the domestic market obligation, or DMO, under which a contractor must sell a specified percentage of its crude oil to the local market at a reduced price. After the first five years of a field's production, the contractor is required to supply, the lesser of (i) 25% of the contractor's before-tax share of total crude oil production or (ii) the contractor's share of profit oil. This reduced price varies from contract to contract and is calculated at the point of export.

     The new Oil and Gas Law, which came into force on November 23, 2001, stipulates a gas DMO, under which the contractor must sell up to 25% of its gas entitlement to the domestic market, although it is not clear at what price this gas must be sold. Production sharing contract parties have stated that they would prefer that this price be determined on the open market, and that it be recognized that if there are pre-existing gas sale agreements, or if the project produces LNG for export, the obligation to sell gas into the local market may not be feasible.

     Technical assistance contracts are awarded when a field has prior or existing production. The oil or gas production is divided into non-shareable and shareable portions. The non-shareable portion represents the expected production from the field at the time the technical assistance contract is signed and is retained by Pertamina. The shareable portion represents the additional production resulting from the operator's investment in the field and is split in the same way as for an original production sharing contract as described above.

Geophysical Survey Agreements

     Historically, we conducted our exploration operations through geophysical survey agreements with leading international oil and gas companies as well as independently and through production sharing contracts. As of December 31, 2002, we were not a party to any geophysical survey agreements, but may enter such agreements in the future.

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

     Under PRC law, the negotiation of a geophysical survey agreement is a function that only a state-owned national company, such as CNOOC, can perform. As part of its reorganization in 1999, CNOOC transferred to us all its commercial rights under a geophysical survey agreement, which has since been completed. In the future, CNOOC has agreed to assign to us all of its commercial rights under any geophysical survey agreements it enters into with international oil and gas companies.

Operating Hazards and Uninsured Risks

     Our operations are subject to hazards and risks inherent in the drilling, production and transportation of crude oil and natural gas, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters, any of which can result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under production sharing contracts. In addition, certain of our crude oil and natural gas operations are located in areas that are subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and interrupt production.

            As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, including the loss of wells, blowouts, pipeline leakage or other damage, certain costs of pollution control and physical damages on certain assets. Our insurance coverage includes oil and gas field properties and construction insurance, marine hull insurance, protection and indemnity insurance, drilling equipment insurance, marine cargo insurance and third party and comprehensive general liability insurance. We also carry business interruption insurance for Pinghu Field. In Indonesia, the operators of the production sharing contracts in which we participate are required by local law to purchase insurance policies customarily taken out by international petroleum companies. As of December 31, 2002, we maintained approximately Rmb 34 billion in insurance coverage and paid an annual insurance premium of approximately Rmb 243 million to maintain that coverage. We believe that our level of insurance is adequate and customary for the PRC petroleum industry and international practices. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs. See "Item 3--Key Information--Risk Factors--Risks relating to our business--Exploration, development and production risks and natural disasters affect our operations and could result in losses that are not covered by insurance."

     For the year ended December 31, 2002, the amount of our total losses not covered by insurance was approximately Rmb 107 million.

Research and Development

     During each of the three years ended December 31, 2000, 2001 and 2002, we used research and development services provided by CNOOC-affiliates, including China Offshore Oil Research Center, as well as other international entities. We are developing more efficient and effective approaches to explore for new reserves. Our research efforts have focused on:

     o    advanced resolution enhancement technology;

     o building up exploration and development data bases to improve the efficiency of our research efforts; and

     o consolidating multi-discipline data to optimize the selection of exploration sites.

     We are also studying various ways of utilizing our existing reserves including:

     o    building more accurate reservoir models;

     o re-processing existing seismic and log data to locate potential areas near existing fields to be integrated into existing production facilities; and

     o researching ways to reduce development risks for marginal fields and to group fields into joint developments to share common facilities.

     During the three years ended December 31, 2000, 2001 and 2002, we spent approximately Rmb 104 million, Rmb 109 million and Rmb 110 million, respectively, on general research and development activities.

     For further information regarding our agreement with the China Offshore Oil Research Center, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions--Categories of Connected
Transactions--Research and development services."

Regulatory Framework

   Government Control

     The PRC government owns all of China's petroleum resources and exercises regulatory control over petroleum exploration and production activities in China. Prior to March 2003, we were required to obtain various governmental approvals, including those from the Ministry of Land and Resources, the State Administration for Environmental Protection, the State Development and Planning Commission and the Ministry of Foreign Trade and Economic Cooperation before we were permitted to conduct production activities. For joint exploration and production with foreign enterprises, we were required to obtain various governmental approvals, through CNOOC, including those from:

     o the Ministry of Land and Resources, for a permit for exploration blocks, an approval of a geological reserve report submitted through CNOOC and an exploration permit for the approved blocks;

     o the Ministry of Land and Resources or the State Development and Planning Commission to designate such blocks as an area for foreign cooperation;

     o the Ministry of Foreign Trade and Economic Cooperation for the production sharing contracts between CNOOC and the foreign enterprises;

     o the State Administration for Environmental Protection for an environmental impact report submitted through CNOOC;

     o the State Development and Planning Commission for an overall development plan submitted through CNOOC; and

     o    the Ministry of Land and Resources, for an extraction permit.

     Although our sales were coordinated by the State Development and Planning Commission, historically we have been given flexibility to sell our crude oil based on the international spot price and to determine where we sell our crude oil.

     Since the conclusion of the meeting of the National People's Congress in March 2003, the PRC government has undergone substantial reform. The State Development and Planning Commission has been replaced by the State Development and Reform Commission. The latter's mission is to propose economic and social development policy and provide guidance to the various government ministries on reform of the overall economic structure. The State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation have been replaced by the Ministry of Commerce, whose functions include regulating the domestic market, attracting foreign investment, and providing assistance to domestic companies competing overseas. The newly formed State Asset Commission is expected to exercise certain functions formerly held by the State Economic and Trade Commission. The functions of these new administrative bodies remain unclear, but it is believed that market-oriented reforms will continue.

   Special Policies Applicable to the Offshore Petroleum Industry in China

     Since the early 1980s, the PRC government has adopted policies and measures to encourage the development of the offshore petroleum industry. These policies and measures, which were applicable to CNOOC's operations prior to the reorganization, became applicable to our operations in accordance with an undertaking agreement between us and CNOOC. As approved by the relevant PRC government authorities, including the Ministry of Land and Resources and the Ministry of Foreign Trade and Economic Cooperation, these policies and measures have provided us with the following benefits:

     o the exclusive right to explore for, develop and produce petroleum offshore China in cooperation with international oil and gas companies and to sell this petroleum in China;

     o the flexibility to set our prices in accordance with international market prices and determine where to sell our crude oil, with only minimal supervision from the PRC government;

     o a favorable 5% production tax on the crude oil and natural gas we produce both independently and under production sharing contracts, rather than the 17% rate generally applicable to the independent production of domestic petroleum companies in China; and

     o production from one of our major gas fields, Yacheng 13-1, is exempt from the PRC royalties under an approval by the State Tax Bureau in May 1989 and the 5% production tax applicable to the oil and gas produced under other production sharing contracts in accordance with an approval by the Ministry of Finance in August 1985. Our natural gas revenues from Yacheng 13-1 for the six years ended December 31, 1997, 1998, 1999, 2000, 2001 and 2002 represented approximately
          8.7%, 12.5%, 10.4%, 6.7%, 7.3% and 5.6%, respectively, of our total oil and natural gas sales in those years.

     Although we historically have benefited from the foregoing special policies, we cannot assure you that such policies will continue in the future. We are also regulated by the PRC government in various other aspects of our business and operations, including required government approvals for new independent exploration and production projects and new production sharing contracts. For a further discussion of ways in which we are regulated by the PRC government, see "--Government Control."

   Policies Applicable to International Oil and Gas Companies Operating in Offshore China

     The PRC government encourages foreign participation in offshore petroleum exploration and production through exclusive cooperation with CNOOC. In 1982, the State Council promulgated the Regulation of the People's Republic of China on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises, which grants to CNOOC the exclusive right to enter into joint cooperation arrangements with foreign enterprises for offshore petroleum exploration and production. From 1982 to 2000, CNOOC successfully completed several rounds of bidding for offshore petroleum exploration and production projects, and many international oil and gas companies have been involved and awarded exploration blocks for joint exploration, development and production with CNOOC.

     In October 2001, the State Council amended the regulation referred to above as a part of the comprehensive review of all business laws and regulations by the Chinese government to ensure their compliance with its WTO commitments. The amendment revised such terms in the law governing offshore exploration as restrictive provisions on technology transfers and domestic components requirements in procurement. The removal of these restrictions will provide a level playing field for all oilfield service contractors, domestic or international. These amendments are expected to benefit CNOOC's businesses as well as our exploration and production business and further increase production sharing contract activities offshore China. CNOOC will continue to enjoy the exclusive right to conduct production sharing contract activities with foreign contractors and is entitled to all rights and privileges under the previous regulation. The regulation also states that CNOOC, as a state-owned enterprise, is to be in charge of all efforts to exploit petroleum resources with contractors in Chinese waters. Currently, international oil and gas companies can only undertake offshore petroleum exploration and production activities in China after they have entered into a production sharing contract with CNOOC.

   Environmental Regulation

     Our operations in China are required to comply with various PRC environmental laws and regulations administered by the central and local government environmental protection bureaus. We are also subject to the environmental rules introduced by the local PRC governments in whose jurisdictions our onshore logistical support facilities are located. The State Environmental Protection Bureau sets national environmental protection standards and local environmental protection bureaus may set stricter local standards.

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

     For the three year period ended December 31, 2002, we experienced a total of two incidents of crude oil discharge with a total volume of approximately 240 barrels being wrongfully discharged and spilled offshore, for which fines in an aggregate amount of Rmb 31,900 (US$3,853) were imposed. None of the incidents nor the aggregate amount of such fines had a material adverse effect on our business or results of operations.

     The PRC environmental laws do not currently require offshore petroleum developers to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields during the years ended December 31, 2000, 2001 and 2002 of approximately Rmb 104 million, Rmb 90 million and Rmb 126 million, respectively.

     Environmental protection and prevention costs and expenses in connection with the operation of offshore petroleum exploitation are covered under each individual production sharing contract. Environmental protection and prevention costs and expenses represented approximately 1.425% of our average operating costs relating to projects constructed offshore China during the three years ended December 31, 2002. Each platform has its own environmental protection and safety staff responsible for monitoring and operating the environmental protection equipment. However, no assurance can be given that the PRC government will not impose new or stricter regulations which would require additional environmental protection expenditures.

     We are not currently involved in any environmental claims and believes that our environmental protection systems and facilities are adequate for us to comply with applicable national and local environmental protection regulations.

Legal Proceedings

     We are not a defendant in any material litigation, claim or arbitration, and know of no pending or threatened proceeding which would have a material adverse effect on our financial condition.

Patents and Trademarks

     We own or have licenses to use two trademarks which are of value in the conduct of our business. CNOOC is the owner of the "CNOOC" trademark. Under two non-exclusive license agreements between CNOOC and us, we have obtained the right to use this trademark for a nominal consideration.

Real Properties

     Our corporate headquarters is located in Hong Kong. We also lease several other properties from CNOOC in China and Singapore. The rental payments under these lease agreements are determined with reference to market rates. For further details regarding the terms of these leases, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions--Categories of Connected Transactions--Lease agreement in respect of the Nanshan Terminal," and "--Lease and property management services."

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

Employees and Employee Benefits

     During the years ended December 31, 2000, 2001 and 2002, we employed 1,007 persons, 1,081 persons and 2,047 persons, respectively. Our number of employees increased significantly in 2002 due to the acquisition of our interests in oil and gas projects in Indonesia during that year. Of the 2,047 employees we employed as of December 31, 2002, approximately 81.8% were involved in petroleum exploration, development and production activities, approximately 10.9% were involved in accounts and finance work and the remainder were senior management, coordinators of production sharing contracts and safety and environmental supervisors. Workers for the operation of the oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

     We have a trade union that:

     o    protects employees' rights;

     o    organizes educational programs;

     o    assists in the fulfillment of economic objectives;

     o    encourages employee participation in management decisions; and

     o    assists in mediating disputes between us and individual employees.

     We have not been subjected to any strikes or other labor disturbances and believe that relations with our employees are good.

     The total remuneration of employees includes salary, bonuses and allowances. Bonus for any given period is based primarily on individual and our performance. Employees also receive subsidized housing, health benefits and other miscellaneous subsidies.

     We have implemented an occupational health and safety program similar to that employed by other international oil and gas companies. Under this program, we closely monitor and record health and safety incidents and promptly report them to government agencies and organizations. On March 15, 2000, we finalized and implemented our occupational health and safety program. We believe this program is broadly in line with the United States government's Occupational Safety & Health Administration guidelines.

     All full-time employees in the PRC are covered by a government-regulated pension. The PRC government is responsible for the pension of these retired employees. We are required to contribute monthly an average of approximately 12% to 22.5% of our employees' basic salaries, with each employee contributing 4% to 7% of his or her base salary for retirement. The contributions vary from region to region.

     Our Indonesian subsidiaries employ approximately 1,000 employees, including approximately 30 managerial staff and technicians. We provide employee benefits to expatriate staff that we believe to be in line with customary international practices. Our non-expatriate employees in Indonesia enjoy welfare benefits mandated by Indonesia labor laws.

     For further details regarding retirement benefits, see note 31 to our consolidated financial statements attached to this annual report.

Health, Safety and Environmental Policy

     We place much importance on our health, safety and environmental, or HSE, policy. In 2002, we implemented an overall HSE management system in each of our production divisions offshore China and also established an HSE policy for our overseas operations. The HSE policy for our operations offshore China focuses on increasing our employees' awareness of health, safety and environmental issues in the workplace. We regularly organize training courses and conduct environmental and safety drills. We also closely monitor weather forecasts and track hazardous weather conditions that may affect our production facilities.

     The HSE policy for our overseas operations includes setting annual safety targets, conducting year-end evaluations, creating emergency contact lists, recording incidents accurately and reviewing management performance in this area.

     In 2002, we established a "System for Determining Accountability in the Event of a Major Production Accident," and implemented an "Evaluation System for Health, Safety and Environmental Protection." We also launched a "Safety Activity of the Month" program and, together with our production sharing contract partners, hired a foreign professional to conduct safety inspects on the helicopters used in our operations offshore China.

Human Resources Development

     As an oil and gas exploration and development company operating in highly competitive markets, our success depends in large part on our employees' abilities. We devote significant resources to training our technical employees. During 2002, we held 388 training workshops, which were attended by 8,482 participants. We are also dedicated to developing the skills of our senior management. In 2002, we partnered with the New York University Leonard
N. Stern School of Business to organize a financial training workshop for our senior management. In addition, we organized an industry specific training program with Oklahoma State University, and a management workshop for our senior managers with the China-Europe International Business School.

ITEM 5. Operating and Financial Review and Prospects

A.   OPERATING RESULTS

     The following discussion and analysis should be read in conjunction with our consolidated financial statements, selected historical consolidated financial data and operating and reserves data, in each case together with the accompanying notes, contained in this annual report. Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain material respects from U.S. GAAP. Note 38 to our consolidated financial statements attached to this annual report provides an explanation of our reconciliation to U.S. GAAP of net income and shareholders' equity. Certain statements set forth below constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. See "Forward-Looking Statements." On June 6, 2002, we terminated our engagement with Arthur Andersen & Co, our independent public accountants prior to such date. For a discussion of the change of accountants, see "--Change of Accountants" and "Item 3--Key Information--Risk Factors-- Risks relating to our business--You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to December 31, 2001, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen."

Overview

     We are an oil and gas company engaged in the exploration, development, production and sale of crude oil and natural gas primarily offshore China. We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration and production activities with international oil and gas companies offshore China. As of December 31, 2002, we had estimated net proved reserves of 2,015.8 million BOE, comprised of 1,424.4 million barrels of crude oil and condensate and 3,547.9 billion cubic feet of natural gas. For the year 2002, our net production averaged 298,625 barrels per day of crude oil, condensate and natural gas liquids and 272.6 million cubic feet per day of natural gas, which together totaled 346,639 BOE per day.

     Our revenues and profitability are largely determined by our production volume and the prices we charge for our crude oil and natural gas, as well as the costs of our exploration and development activities. Although crude oil prices depend on various market factors and have been volatile historically, our production volume has increased steadily over the past few years.

     The following table sets forth our net production of crude oil, condensate and natural gas liquids and net income for the periods indicated.


                                                                       Year ended December 31,
                                                       --------------------------------------------------------
                                                         1999            2000            2001           2002
                                                       --------        --------         -------        --------
Net production of crude oil, condensate and
   natural gas liquids (BOE/day)................       174,745          206,347         228,874        298,625
Net production of natural gas (mmcf/day)........           204.4            197.9           195.0          272.6
Net income (Rmb in millions)....................         4,111.1         10,296.6         7,957.6        9,232.8


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

   Relationship with CNOOC

     Prior to the October 1999 reorganization of CNOOC, we did not exist as a separate legal entity and our business and operations were conducted by CNOOC and its various affiliates. In connection with the reorganization, CNOOC's oil and gas exploration, development, production and sales business and operations conducted both inside and outside China were transferred to us. See "Item 4--Information on the Company--History and Development--Corporate Structure," "Item 7--Major Shareholders and Related Party Transactions" and note 27 to our consolidated financial statements attached to this annual report.

     Before the reorganization, certain PRC subsidiaries of CNOOC provided various materials, utilities and ancillary services for CNOOC's exploration and production activities. In connection with the reorganization, we entered into various new agreements under which we continued to use various services and properties provided by these CNOOC subsidiaries. These agreements include:
(i) a materials, utilities and ancillary services supply agreement; (ii) technical service agreements; (iii) agreements for the sale of crude oil, condensate oil and liquefied petroleum gas; (iv) various lease agreements with other affiliates of CNOOC for office and residential premises used by us; and
(v) a research and development services agreement with China Offshore Oil Research Center for the provision of general geophysical exploration services, comprehensive exploration research services, information technology services and seismic study. In 2002, CNOOC consolidated most of its oilfield services operations and established China Oilfield Services Limited. This CNOOC affiliate now provides most of the technical services to us.

     For a description of the services provided under these agreements, see "Item 7--Major Shareholders and Related Party Transactions."

   Acquisitions and Overseas Activities

     On January 1, 2003, we acquired BP Muturi Limited, which owns a 44.0% interest in the Muturi production sharing contract offshore Indonesia, and BP Wiriagar Limited's 42.4% interest in the Wiriagar production sharing contract offshore Indonesia for a total of approximately US$275 million. The Muturi production sharing contract and Wiriagar production sharing contract, together with the Berau production sharing contract, make up the Tangguh LNG project. Our interests in these two production sharing contracts represent approximately 12.5% of the total reserves and upstream production of the Tangguh LNG project. The remaining interests are held by BP Berau (34.2%), BP Muturi (0.2%), BP Wiriagar (2.7%), MI Berau (16.3%), Nippon (12.2%), BG (10.7%), KG Berau (8.6%), KG Wiriagar (1.4%) and Indonesia Natural Gas Resources Muturi (1.1%). The Tangguh LNG project is a greenfield project located offshore Indonesia and represents one of the largest natural gas projects in Asia.

     Before acquiring our interest in the Tangguh LNG project, the partners in the Tangguh LNG project entered into a conditional 25-year supply contract beginning in 2007 to provide up to 2.6 million tons of liquefied natural gas per year to a liquefied natural gas terminal project in Fujian Province, China.

     On October 21, 2002, we entered into a key terms agreement to acquire an aggregate interest of approximately 5.56% in the reserves and upstream production of Australia's North West Shelf Gas Project for approximately US$365.6 million subject to certain adjustments. Under the terms of this agreement, we will purchase our interest from the six current partners to this project: BHP Billiton, BP, ChevronTexaco, Japan Australia LNG (MIMI), Shell and Woodside Energy. Our estimated share of reserves from this project would be approximately 1.2 trillion cubic feet of natural gas. Our share of natural gas together with associated liquids would be approximately 210 million BOE. Woodside Petroleum is the operator for the project.

     Under the terms of this agreement, we would also acquire a 25% interest in the China LNG Joint Venture, which is being established by the six current partners to supply liquefied natural gas from the North West Shelf Gas Project to a liquefied natural gas terminal currently being developed by CNOOC, our controlling shareholder, and various partners in Guangdong Province, China. The terms of this transaction require us to pay the other partners in the North West Shelf Gas Project for gas production and processing services provided over the term of the China LNG Joint Venture. We expect to complete our acquisition of the interests in the North West Shelf Gas Project and China LNG Joint Venture in 2003. See "Item 4--Information on the Company--Business Overview--Natural Gas Business--Overseas Activity."

     On April 19, 2002, we completed the acquisition of Repsol YPF, S.A.'s interests in a portfolio of oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia. The agreement took effect as of January 1, 2002. Under the terms of the acquisition, we paid a consideration of US$585 million, subject to a final oil price adjustment. See note 5 to our consolidated financial statements attached to this annual report. The assets include a 65.3% interest in the South East Sumatra production sharing contract, a 36.7% interest in the Offshore North West Java production sharing contract, a direct 25.0% interest in the West Madura production sharing contract, a 50.0% interest in the Poleng technical assistance contract and a 16.7% interest in the Blora production sharing contract.

     We completed our acquisition of the Repsol subsidiaries on April 19, 2002. For accounting purposes, the operations from these acquired subsidiaries are included in our consolidated financial statements from

April 1, 2002. The profit accrued to us prior to April 1, 2002 has been treated as a purchase price reduction. See note 5 to our consolidated financial statements attached to this annual report.

     Further details of the Repsol acquisition are discussed under "Item 4--Information on the Company--Business Overview--Principal Oil and Gas Regions--Overseas Activity."

   Production Sharing Contracts Offshore China

     We conduct a significant amount of our offshore China oil and gas activities through production sharing contracts with international oil and gas companies. Under these production sharing contracts, our foreign partners are required to bear all exploration costs during the exploration period. The parties to the contracts may recover exploration costs after commercial discoveries are made and production begins. The amount of exploration costs recoverable is derived from a production sharing formula set forth in each contract. Our production sharing contracts provide us with the option to take a participating interest in properties covered by the production sharing contracts which we may exercise after the foreign partners have made viable commercial discoveries. The foreign partners retain the remaining participating interests. We and the foreign partners fund our development and operating costs according to our respective participating interests. Based on a formula contained in the applicable contract, we are entitled to allocate specified amounts of the annual gross production of petroleum from those producing fields . See "Item 4--Information on the Company--Business Overview--Production Sharing Contracts--Offshore China--Production Sharing Formula."

     Before we exercise our option to take a 51% participating interest in a production sharing contract, we do not account for the exploration costs incurred, as these costs were incurred by our foreign partners. After we exercise the option to take a participating interest in a production sharing contract, we account for the oil and gas properties using the "proportional method" under which we recognize our share of development costs, revenues and expenses from such operations based on our participating interest in the production sharing contracts. See note 6 to our consolidated financial statements attached to this annual report.

     The foreign partners have the right to either take possession of their petroleum for sale in the international market or sell their petroleum to us for resale in the PRC market. See "Item 4--Information on the Company--Business Overview--Production Sharing Contracts--Offshore China." For the years ended December 31, 2000, 2001 and 2002, the percentage of foreign partners' oil that was resold by us in the PRC market amounted to approximately 53%, 57% and 50%, respectively. The foreign partners sold the remaining portion of their oil in the international markets.

     As described above, production of crude oil and natural gas is allocated among us, our foreign partners and the PRC government according to a formula contained in the production sharing contracts. We have excluded the government's share oil from net sales in our historical consolidated financial statements. Since our historical consolidated financial statements already exclude the government's share oil from our net sales figure, we do not expect any future share oil payments to affect our results of operations or operating cash flow differently than the effects reflected in our historical consolidated financial statement. For information regarding the historical amounts of government share oil payable to the government, see note 8 to our consolidated financial statements attached to this annual report. For information regarding treatment of the PRC government's share oil, see "Item 4--Information on the Company--Business Overview--Production Sharing Contracts--Offshore China--Production Sharing Formula."

     We have one associated company, Shanghai Petroleum and Natural Gas Company Limited, which owns the Pinghu field. Our 30% equity interest in this company is accounted for using the equity method, under which our proportionate share of the net income or loss of Shanghai Petroleum and Natural Gas Company Limited is included in our consolidated statements of income as a share of income or loss of the associated company.

     Our cost structures for production sharing contracts and for independent operations are different. The total expenses per unit of production under production sharing contracts are generally higher due to our foreign partners' use of expatriate staff, who generally command higher wages, as well as administrative and overhead costs that may be allocated by the operators, a higher percentage of capital expenditures and larger proportion of imported equipment.

   Production from Independent Operations versus Production from Production Sharing Contracts

     Historically we have cooperated with foreign partners under production sharing contracts, which have provided us with the expertise to undertake our independent operations more effectively. The percentage of our net production arising from independent operations offshore China was 51.6%, 58.4% and 53.9% for the years ended December 31, 2000, 2001 and 2002, respectively. Although we will continue to focus on independent operations, we plan to continue seeking appropriate opportunities to cooperate with foreign partners under production sharing contracts.

   Provision for dismantlement

     Prior to 2002, we estimate future dismantlement costs for our oil and gas properties and accrue the costs over the economic lives of the assets using the unit-of-production method. We estimate future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal and external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practice. During the year, we changed the method of accounting for the provision for dismantlement in compliance with Hong Kong Statement of Standard Accounting Practice or HK SSAP 28, "Provisions, contingent liabilities and contingent assets." HK SSAP 28 requires the provision to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalized and the liability is discounted and accretion expense is recognized using the credit adjusted risk-free rate in effect when the liability is initially recognized. The dismantlement costs for the years ended December 31, 2000, 2001 and 2002 was Rmb 103.6 million, Rmb 90.4 million and Rmb 126.1 million, respectively. The accrued liability is reflected in our consolidated balance sheet under "provision for dismantlement." See notes 3 and 28 to our consolidated financial statements attached to this annual report.

   Production Imbalance

     We account for oil overlifts and underlifts using the entitlement method, under which we record overlifts as liabilities and underlifts as assets. An overlift occurs when we sell more than our percentage interest of oil from a property subject to a production sharing contract. An underlift occurs when we sell less than our participating interest of oil from a property under a production sharing contract. During the historical periods presented in our consolidated financial statements attached to this annual report, we had no gas imbalances. We believe that production imbalance has not had a significant effect on our operations, liquidity or capital resources.

   Allowances for Doubtful Accounts

     We evaluate our accounts receivable by considering the financial condition of our customers, their past payment history and credit standing and other specific factors, including whether the accounts receivable in question are under dispute. We make provisions for accounts receivable when they are overdue for six months and we are concerned about our ability to collect them. For the years ended December 31, 2000, 2001 and 2002, allowances for doubtful accounts were not material in the context of total operating expenses and did not have a material effect on our results of operations or financial condition.

   Non-GAAP Financial Measures

     We use a financial measure that we define as EBITDE to provide additional information about our operating performance and our liquidity. EBITDE refers to our earnings before the following items:

     o    interest income and interest expense;

     o    income taxes;

     o    depreciation, depletion and amortization;

     o dismantlement, exploration expenses and impairment losses related to property, plant and equipment; and

     o    exchange gains or losses.

     EBITDE is not a standard measure under either U.S. or Hong Kong GAAP. However, we believe the investor community commonly uses this type of financial measure to assess the operating performance of oil and gas companies like us and the ability of such companies to service debt obligations and meet capital expenditure and working capital requirements.

     As a measure of our operating performance, we believe that the most directly comparable U.S. and Hong Kong GAAP measure to EBITDE is net income. We operate in a capital intensive industry. We use EBITDE in addition to net income because net income includes many accounting items associated with capital expenditures, such as depreciation, exploration expenses and dismantlement costs. These accounting items may vary between companies depending on the method of accounting adopted by a company. For example, we use successful efforts method of accounting whereby we capitalize successful exploration projects and expense unsuccessful efforts. Other companies may use the full cost method whereby they capitalize all of their exploration costs regardless of whether their exploration efforts prove successful. By minimizing differences in capital expenditures and the associated depreciation expenses and exploration expenses as well as reported exploratory success rates, financial leverage and tax positions, EBITDE provides further information about our operating performance and an additional measure for comparing our operating performance with other companies' results.

     The following table reconciles our net income under U.S. GAAP to our definition of EBITDE for the periods indicated.



                                                                                        Year ended December 31,

                                                                       -----------------------------------------------------------
                                                                       -------------- -------------- ------------- --------------
                                                                           1998           1999           2000          2001
                                                                       -------------- -------------- ------------- --------------
                                                                            Rmb            Rmb           Rmb            Rmb
                                                                                              (in millions)
Net Income........................................................             1,549          4,113        10,302          7,920
   Tax ...........................................................               295            722         1,926          3,048
   Interest income and exchange gain/(loss), net..................               794          1,000         (143)          (436)
   Depreciation, depletion and amortization.......................             1,954          2,371         2,573          2,558
   Dismantlement costs............................................               188            177           104             90
   Exploration expenses...........................................               584            247           553          1,039
   Impairment losses related to property, plant and equipment.....
                                                                                  --             --            --            100
                                                                       -------------- -------------- ------------- --------------
EBITDE............................................................             5,364          8,630        15,315         14,319
                                                                       -------------- -------------- ------------- --------------


                                                                           Year ended December 31,
                                                                       -----------------------------
                                                                       -------------- --------------
                                                                            2002          2002
                                                                       -------------- --------------
                                                                               (in millions)
                                                                            Rmb            US$


Net Income........................................................             9,088          1,098
   Tax ...........................................................             3,482            421
   Interest and exchange gain/(loss), net.........................               261             30
   Depreciation, depletion and amortization.......................             4,011            485
   Dismantlement costs............................................               323             39
   Exploration expenses...........................................             1,318            159
   Impairment losses related to property, plant and equipment.....
                                                                                  --             --
                                                                       -------------- --------------
EBITDE............................................................            18,483          2,232
                                                                       -------------- --------------


     As a measure of our liquidity, we believe that the most directly comparable U.S. and Hong Kong GAAP measure to EBITDE is cash provided by operating activities. We use EBITDE in addition to this standard measure because EBITDE excludes exploration expenses, which depend on a company's method of accounting for exploration activity and fluctuate based on the company's reported success rate. EBITDE provides an additional measure for comparing our cash provided by operating activities before accounting for exploration expenses with other companies' figures.

     The following table reconciles our cash provided by operating activities under U.S. GAAP to our definition of EBITDE for the periods indicated.


                                                                                              Year ended December 31,

                                                                                   ---------------------------------------
                                                                                      1998         1999         2000
                                                                                   ------------ ------------ ------------
                                                                                       Rmb          Rmb          Rmb
                                                                                                   (in millions)

Cash provided by operating activities.........................................           3,942        7,323       13,233
   plus/(less): movements in working capital..................................            (70)          164          326
   plus/(less): returns on investments and servicing of finance...............             598          651          317
   plus: taxation paid........................................................              52          198          880
   plus: short-term investment income.........................................              --           --           --
   plus/(less): recovery (provision) for doubtful debts.......................            (58)            5           58
   plus: share of profit of an associate......................................              --           13          218
   plus/(less): gain on sale/loss on disposals and write-off of property, plant
   and equipment..............................................................             575           --        (220)
   other adjustments..........................................................           (259)           29         (50)
   less: realized and unrealized holding gains from available-
       for-sale marketable securities.........................................              --           --           --
   plus: exploration expenses.................................................             584          247          553
                                                                                   ------------ ------------ ------------
EBITDE........................................................................           5,364        8,630       15,315
                                                                                   ------------ ------------ ------------


                                                                                              Year ended December 31,

                                                                                   ---------------------------------------
                                                                                       2001         2002         2002
                                                                                    ------------ ------------ ------------
                                                                                        Rmb          Rmb          US$
                                                                                                   (in millions)

Cash provided by operating activities.........................................           11,759       14,597        1,763
   plus/(less): movements in working capital..................................            (583)            4           --
   plus/(less): returns on investments and servicing of finance...............            (346)        (181)         (22)
   plus: taxation paid........................................................            2,611        2,846          343
   plus: short-term investment income.........................................              221          193           23
   plus/(less): recovery (provision) for doubtful debts.......................                5           --           --
   plus: share of profit of an associate......................................               90          165           20
   plus/(less): gain on sale/loss on disposals and write-off of property, plant
   and equipment..............................................................            (457)        (437)         (52)
   other adjustments..........................................................               23         (12)          (1)
   less: realized and unrealized holding gains from available-
       for-sale marketable securities.........................................             (43)         (10)          (1)
   plus: exploration expenses.................................................            1,039        1,318          159
                                                                                    ------------ ------------ ------------
EBITDE........................................................................           14,319       18,483        2,232
                                                                                    ------------ ------------ ------------


     You should not consider our definition of EBITDE in isolation or construe it as an alternative to net income, operating cash flows or any other measure of performance or as an indicator of operating performance, liquidity or any other standard measure under either U.S. or Hong Kong GAAP. Our definition of EBITDE fails to account for taxes, interest expenses, other non-operating cash expenses and exploration expenses. EBITDE also does not consider any functional or legal requirements of our business that may require us to allocate funds for purposes other than debt service or exploration and development activities. Our EBITDE measures may not be comparable to similarly titled measures used by other companies.

Critical Accounting Policies

     We prepare our consolidated financial statements in accordance with Hong Kong GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of our assets and liabilities, the disclosure of our contingent assets and liabilities as of the date of our financial statements and the reported amounts of our revenues and expenses during the periods reported. Management makes these estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following significant accounting policies may involve a higher degree of judgment in the preparation of our consolidated financial statements. For additional discussion of our significant accounting policies, see note 4 to our consolidated financial statements attached to this annual report.

   Oil and Gas Properties, Land and Buildings

     For oil and gas properties, we have adopted the successful efforts method of accounting. As a result, we capitalize initial acquisition costs of oil and gas properties and recognize impairment of initial acquisition costs based on exploratory experience and management judgement. Upon discovery of commercial reserves, we transfer acquisition costs to proved properties and capitalize the costs of drilling and equipping successful exploratory wells, all development costs, and the borrowing costs arising from borrowings used to finance the development of oil and gas properties before they are substantially ready for production. We treat the costs of unsuccessful exploratory wells and all other related exploration costs as expenses when incurred. We amortize capitalized acquisition costs of proved properties by the unit-of-production method on a property-by-property basis based on the total estimated units of proved reserves. We estimate future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practices. The associated cost is capitalized and the liability is discounted and an accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability is initially recognized.

     Land and buildings represent our onshore buildings and our land use rights which are stated at valuation less accumulated depreciation and accumulated impairment losses. Professional valuations are performed periodically, our last valuation was performed on December 31, 2000. In intervening years, our directors review the carrying value of land and buildings and make adjustment where in their opinion there has been a material change in value. Any increase in land and building valuation is credited to the revaluation reserves; any decrease is first offset against an increase in an earlier valuation in respect of the same property and is thereafter charged to the income statement. Depreciation is calculated on the straight-line basis at an annual rate estimated to write off the valuation of each asset over its expected useful life, ranging from 30 to 50 years.

   Impairment of Assets

     We make an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. In any event, we would make an estimate of the asset's recoverable amount, which is calculated as the higher of the asset's value in use or its net selling price. We recognize an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. We charge an impairment loss to the income statement in the period in which it arises unless the asset is carried at a revalued amount. For a revalued asset, we account for the impairment loss in accordance with the relevant accounting policy for such revalued asset. A previously recognized impairment loss is reversed only if there has been a change in our estimates used to determine the recoverable amount of an asset. However, no reversal may put the value of the asset higher than the carrying amount that we would have determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years.

     A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

   Provisions

     We recognize a provision when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation so long as a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement. We make provisions for dismantlement based on the present value of our future costs expected to be incurred, on a site by site basis, in respect of our expected dismantlement costs at the end of the related oil exploration and recovery activities.

   Deferred Tax

     Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallize in the foreseeable future. We do not recognize a deferred tax asset until its realization is assured beyond reasonable doubt.

   Recognition of Revenue from Oil and Gas Sales and Marketing

     We recognize revenue when it is probable that the economic benefits will flow to us and when the revenue can be measured reliably. For oil and gas sales, our revenues represent the invoiced value of sales of oil and gas attributable to our interests, net of royalties and any government share oil that is lifted and sold on behalf of the PRC government. Sales are recognized when the significant risks and rewards of ownership of oil and gas have been transferred to customers. Oil and gas lifted and sold by us above or below our participating interests in any production sharing contract result in overlifts and underlifts. We record these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices. Settlement will be in kind when the liftings are equalized or in cash when production ceases. We enter into gas sales contracts with customers which typically contain take-or-pay clauses. These clauses require our customers to take a specified minimum volume of gas each year. If a customer fails to take the minimum volume of gas, the customer must pay for the gas even though it did not take the gas. The customer can offset the deficiency payment against any future purchases in excess of the specified volume. We record any deficiency payment as deferred revenue which is included in other payables until any make-up gas is taken by the customer or the expiry of the contract. Our marketing revenues represent sales of oil purchased from the foreign partners under our production sharing contracts and revenues from the trading of oil through our subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, are transferred to us from the foreign partners and other unrelated oil and gas companies before we sell such oil to our customers. The cost of the oil sold is included in crude oil and product purchases.

Results of Operations

   Overview

     The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

                                                                   Year ended December 31,
                                      ---------------------------------------------------------------------------------------
                                                 2000                             2001                           2002
                                      ------------------------        -------------------------          --------------------
                                              (Rmb in millions, except percentages, production data and prices)

Revenues:
Oil and gas sales: (1)
   Crude oil....................        17,189          71.0%              15,916        76.4%             21,498      81.5%
   Natural gas..................         1,630           6.7                1,645         7.9               2,281       8.7
                                     ---------        -------           ---------      -------         ----------     ------
   Total oil and gas sales......        18,819          77.7%              17,561        84.3%             23,779      90.2%

Marketing revenues..............         5,126          21.2                2,537        12.2               2,377       9.0
Other income....................           279           1.1                  722         3.5                 217       0.8
                                     ---------        -------           ---------      -------         ----------     ------
   Total revenues...............        24,224         100.0%              20,820       100.0%             26,374     100.0%
                                     =========        =======           =========      =======         ==========     ======

Net production (million BOE):
Crude oil.......................          75.5          86.2%                83.5        87.5%              109.0      86.2%
Natural gas.....................          12.1          13.8                 11.9        12.5                17.5      13.8
                                     ---------        -------           ---------      -------         ----------     ------
   Total net production.........          87.6         100.0%                95.4       100.0%              126.5     100.0%
                                     =========        =======           =========      =======         ==========     ======
Average net realized prices:
   Crude oil (per bbl)..........      US$28.21                           US$23.34                        US$24.35
   Natural Gas (per mcf)........          3.09                               3.08                            2.98

----------
(1) These figures do not include our revenues from the Pinghu gas field.

     The following table sets forth, for the periods indicated, certain income and expense items in our consolidated income statements as a percentage of total revenues:

                                                                                     Year ended December 31,
                                                                       ---------------------------------------------------
                                                                           2000                  2001               2002
                                                                       ------------         -------------      -----------
Operating Revenues:
      Oil and gas sales........................................           77.7%                 84.3%              90.2%
      Marketing revenues.......................................           21.1                  12.2                9.0
      Other income.............................................            1.2                   3.5                0.8
                                                                       ------------         ------------       -----------
            Total revenues.....................................          100.0%                100.0%             100.0%
                                                                       ============         ============       ===========
Expenses:
      Operating expenses.......................................           (8.8)%               (11.2)%            (14.3)%
      Production taxes.........................................           (4.3)                 (4.2)              (3.9)
      Exploration costs........................................           (2.3)                 (5.0)              (5.0)
      Depreciation, depletion and amortization.................          (10.6)                (12.3)             (15.2)
      Dismantlement ...........................................           (0.4)                 (0.4)              (0.5)
      Crude oil and product purchases..........................          (21.0)                (11.8)              (8.8)
      Selling and administrative expenses......................           (1.9)                 (3.0)              (3.8)
      Other....................................................           (0.9)                 (3.0)              (0.1)
                                                                        ----------           ----------         ----------
                                                                         (50.2)%               (50.9)%            (51.6)%
                                                                        ----------           ----------         ----------

Interest income................................................            1.0                   1.5                0.5
Interest expenses..............................................           (2.0)                 (0.5)              (1.1)
Exchange gain (loss), net......................................            1.6                   1.1               (0.4)
Investment income..............................................             --                   1.1                0.7
                                                                        ---------            ---------          ----------
Share of profit of an associate................................            0.9                   0.4                0.6
Non-operating profit (loss), net...............................           (0.8)                  0.2               (0.3)
                                                                        --------             ---------          ---------
Income before tax..............................................           50.5                  52.9               48.4
Tax............................................................           (8.0)                (14.6)             (13.4)
                                                                       --------              ---------          ---------
Net income.....................................................           42.5%                 38.3%              35.0%
                                                                       ========              =========          ==========

   Calculation of Revenues

     China

     We report total revenues, which consist of oil and gas sales, marketing revenues and other income, in our consolidated financial statements attached to this annual report. With respect to revenues derived from our offshore China operations, oil and gas sales represent gross oil and gas sales less royalties and share oil payable to the PRC government. These amounts are calculated as follows:

     o gross oil and gas sales consist of our percentage interest in total oil and gas sales, comprised of (i) a 100% interest in our independent oil and gas properties and (ii) our participating interest in the properties covered under our production sharing contracts, less an adjustment for production allocable to foreign partners under our production sharing contracts as reimbursement for exploration expenses attributable to our participating interest;

     o royalties represent royalties we pay to the PRC government on production with respect to each of our oil and gas fields. The amount of royalties varies from 0% up to 12.5% based on the annual production of the relevant property. We pay royalties on oil and gas we produce independently and under production sharing contracts;

     o government share oil, which is only paid on oil and gas produced under production sharing contracts, is calculated as described under "--Overview--Production Sharing Contracts Offshore China;"

     o other income mainly represents project management fees charged to our foreign partners and handling fees charged to end customers--both fees are recognized when the services are rendered; and

     o we pay production taxes to the PRC government that are equal to 5% of the oil and gas we produce independently and under production sharing contracts. Before May 1, 2001, we paid an additional 0.5% local surcharge on the oil and gas that we produced independently. This surcharge no longer exists. Our oil and gas sales are not reduced by production taxes. Production taxes are included in our expenses under "production taxes."

     Marketing revenues represent our sales of our foreign partners' oil and gas produced under our production sharing contract and purchased by us from our foreign partners under such contracts as well as from international oil and gas companies through our wholly owned subsidiary in Singapore. Net marketing revenues represent the marketing revenues net of the cost of purchasing oil and gas from foreign partners and from international oil and gas companies. Our foreign partners have the right to either take possession of their oil and gas for sale in the international market or to sell their oil and gas to us for resale in the PRC market.

     Our share of the oil and gas sales of our associated company is not included in our revenues, but our share of the profit or loss of our associated company is included in our consolidated statements of income under "share of profit of an associate."

     Indonesia

     The oil and gas sales from our subsidiaries in Indonesia consist of our participating interest in the properties covered under the relevant production sharing contracts, less adjustments for share oil payable under our Indonesian production sharing contracts to Pertamina, the Indonesian state-owned oil and gas company, and for a domestic market obligation under which the contractor must sell a specified percentage of its crude oil to the local Indonesian market at a reduced price.

   2002 versus 2001

     Our oil and gas sales for the year 2002 were Rmb 23,779.3 million (US$2,871.9 million), an increase of Rmb 6,218.5 million (US$751.0 million), or 35.4%, from Rmb 17,560.8 million in the year 2001. The increase primarily reflects the rise in our production level, as well as the increase in global crude oil prices during 2002. Of the increase in oil and gas sales, Rmb 5,417.0 million (US$654.2 million) was attributable to our increased production volume, while Rmb 801.5 million (US$96.8 million) was attributable to the rise in crude oil prices. In 2002, as a result of the commencement of production in our new oil and gas properties as well as our successful acquisition of overseas oil and gas properties, our production volume increased significantly compared to 2001. Our net production level in 2002 increased by 33% compared to the same period last year, one of the highest growth years in our history. The net crude oil and condensate production volume per day was 298,625 barrels in 2002, compared to 228,873 barrels in 2001, an increase of 30.5%. Our Indonesian oil and gas operations accounted for 15% of the increase in our production volume. Production volume increases offshore China primarily resulted from the commencement of production at our new oil and gas properties, including new platforms in Suizhong 36-1 (Phase
II), Qinhuangdao 32-6, Wenchang 13-1 and Wenchang 13-2. Our daily average production for natural gas in 2002 was 272.6 million cubic feet, an increase of 77.6 cubic feet, or 39.8%, from 195.0 million cubic feet in 2001. The increase was primarily attributable to contributions from our Indonesian operations. Our crude oil sales prices are determined in accordance with international crude oil prices. The average realized price for our crude oil was US$24.35 per barrel in 2002, an increase of US$1.01, or 4.3%, compared to US$23.34 per barrel in 2001. The average realized price of natural gas was US$2.98 per thousand cubic feet in 2002, a decrease of US$0.10, or 3.2%, from US$3.08 per thousand cubic feet in 2001. The decrease was due to the lower realized price of natural gas from our Indonesian properties relative to the realized price of natural gas from our offshore China properties.

     Our marketing revenues in 2002 were Rmb 2,377.5 million (US$287.1 million), a decrease of Rmb 159.5 million (US$19.3 million), or 6.3%, from Rmb 2,537.0 million in 2001.

     Our other income, reported on a net basis in 2002, was Rmb 217.1 million (US$26.2 million) and consisted primarily of project management and handling fees. This was at a similar level to 2001. In 2001, our other income on a net basis was Rmb 203.7 million, which was derived from our other income of Rmb
721.7 million less corresponding costs of Rmb 517.9 million.

     Our operating expenses were Rmb 3,775.3 million (US$456.0 million) in 2002, an increase of Rmb 1,446.2 million (US$174.7 million), or 62.1%, from Rmb 2,329.1 million in 2001. The increase primarily resulted from operating expenses in connection with the Indonesian oil and gas properties and the commencement of operations in new properties offshore China. The operating expenses for the Indonesian oil and gas properties were Rmb 1,237.8 million (US$149.5 million) in 2002. On a unit of production basis, operating expenses were Rmb 30.3 (US$3.66) per BOE in 2002, which were higher than operating expenses of Rmb 24.9 per BOE in 2001. The increase was largely attributable to the higher operating expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the different fiscal regime applicable to Indonesia. Our operating expenses excluding Indonesia in 2002 were Rmb 23.6 (US$2.85) per BOE.

     Our production taxes for the year 2002 were Rmb 1,023.0 million (US$123.6 million), an increase of 15.8%, or Rmb 139.2 million (US$16.8 million) from Rmb 883.8 million in 2001. The increase was due to an increase in sales revenues in 2002.

     Our exploration costs for the year 2002 were Rmb 1,318.3 million (US$159.2 million), an increase of Rmb 279.0 million (US$33.7 million), or 26.8%, from Rmb 1,039.3 million in 2001. The increase primarily resulted from a higher level of exploration activities.

     Our depreciation, depletion and amortization expenses for 2002 were Rmb 4,019.5 million (US$485.4 million), an increase of Rmb 1,452.6 million (US$175.4 million), or 56.6%, from Rmb 2,566.9 million in 2001. On a unit of production basis, depreciation, depletion and amortization expenses for the year 2002 were Rmb 32.3 (US$3.90) per BOE, an increase of 17.5% compared to Rmb 27.5 (US$3.32) per BOE in 2001. The primary reason for the increase was the newly acquired Indonesian oil and gas properties, and the commencement of production at new oil and gas properties offshore China.

     Our dismantlement costs for the year 2002 was Rmb 126.1 million (US$15.2 million), an increase of Rmb 35.7 million (US$4.3 million), or 39.5%, from Rmb
90.4 million in 2001. The increase was primarily due to an upward revision of the estimated dismantlement costs and the commencement of production at new oil and gas properties offshore China.

     We had no impairment losses related to oil and gas assets in 2002.

     Our crude oil and product purchases for the year 2002 were Rmb 2,326.3 million (US$281.0 million), a decrease of Rmb 127.0 million (US$15.3 million), or 5.2%, from Rmb 2,453.3 million in 2001. We handle crude oil sales in China for our foreign partners. Upon their request, we purchase their share of crude oil for resale in China, since we are one of the only three companies authorized to market and sell crude oil in the PRC. We do not have control over our foreign partners' decisions regarding the sale of their share of production, and therefore have no control over the volume that we may be asked to handle in any particular period.

     Our selling and administrative expenses for the year 2002 were Rmb 1,006.5 million (US$121.6 million), an increase of Rmb 391.1 million (US$47.2 million), or 63.6%, from Rmb 615.4 million in 2001. On a unit of production basis, selling and administrative expenses were Rmb 8.1 (US$0.98) per BOE in 2002, an increase of 22.7% from Rmb 6.6 per BOE in 2001. The primary reason for the increase was the Rmb 272.1 million (US$32.9 million) selling and administrative expenses incurred in connection with the acquisition of Indonesian oil and gas properties and the commencement of production at the new oil and gas properties offshore China. Our selling and administrative expenses excluding Indonesia in 2002 were Rmb 6.8 (US$0.82) per BOE.

     Our net interest expense for 2002 was Rmb 146.9 million (US$17.7 million), an increase of Rmb 348.0 million (US$42.0 million) from a net interest income of Rmb 201.1 million in 2001. This increase was primarily due to interest expense associated with US$500 million guaranteed notes in 2002, which led to an increase in interest expense of Rmb 135.0 million (US$16.3 million). Further, the net interest expenses recognized under SSAP 28, which we adopted in 2002, relating to dismantlement costs were Rmb 77.9 million (US$9.4 million).

     Our exchange loss for 2002 was Rmb 113.8 million (US$13.7 million) compared with an exchange gain of Rmb 235.4 million in 2001. The decrease was partly attributable to exchange rate fluctuations related to our Japanese yen-denominated loans in 2002. On December 27, 2002, we prepaid a sum of JPY 21,162 million in Japanese yen-denominated loans, after which our outstanding Japanese yen-denominated loans were

JPY 1,357 million. Since the outstanding amount of our Japanese yen-denominated loans is hedged using foreign currency swaps, we do not expect similar exchange gains or losses in the future.

     Our investment income for 2002 was Rmb 193.3 million (US$23.3 million), a decrease of Rmb 27.4 million (US$3.3 million), or 12.4%, from Rmb 220.7 million in 2001. The decrease was primarily due to a decline in short-term interest rates in 2002.

     Our share of profit of an associate for the year 2002 was Rmb 165.4 million (US$20.0 million), an increase of Rmb 75.4 million (US$9.1 million), or 83.8%, from Rmb 90.0 million in 2001. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited, our associated company. This company experienced a decrease in its amortization cost resulting from an increase in exploitable reserves.

     Our non-operating loss for the year 2002 was Rmb 71.4 million (US$8.6 million), a decrease of Rmb 106.3 million (US$12.8 million) from non-operating profit of Rmb 34.9 million in 2001, primarily due to the losses incurred in the disposal of certain assets in 2002.

     Our taxation for the year 2002 was Rmb 3,541.4 million (US$427.7 million), an increase of Rmb 493.2 million (US$59.6 million), or 16.2%, from Rmb 3,048.2 million in 2001. The primary reason for the increase was the increase in profit before tax. The effective tax rate for both 2001 and 2002 was 27.2%. See "--Taxation."

     Our consolidated net income after tax was Rmb 9,232.8 million (US$1,115.4 million) in 2002, an increase of Rmb 1,275.2 million (US$154.0 million), or 16.0%, from Rmb 7,957.6 million in 2001.

   2001 versus 2000

     Our oil and gas sales for the year 2001 were Rmb 17,560.8 million, a decrease of Rmb 1,258.5 million, or 6.7%, from Rmb 18,819.3 million in 2000. Due to lower oil prices, our oil and gas sales from properties already operating prior to 2001 decreased approximately Rmb 3,351.5 million, which was partially offset by approximately Rmb 2,093.0 million in additional sales brought on by the commencement of operations at new oil and gas properties in 2001. Our average net realized crude oil price was US$23.34 per barrel in 2001, a decrease of US$4.87, or 17.3%, from US$28.21 per barrel in 2000, due to decreases in international oil prices. Our average net realized natural gas price was US$3.08 per thousand cubic feet in 2001, essentially unchanged from US$3.09 per thousand cubic feet in 2000. Net crude oil and condensate production in 2001 averaged approximately 228,873 barrels per day, an increase of 22,572 barrels, or 10.9% compared to 206,347 barrels per day in 2000. The increase in production primarily resulted from the commencement of production at new oil properties during 2001, including Suizhong 36-1 (Phase II), Qikou 17-2 and Qinhuangdao 32-6. Net natural gas production in 2001 averaged 195.0 million cubic feet per day, a decrease of approximately 2.9 million cubic feet, or 1.5%, from 197.9 million cubic feet per day in 2000. This decrease was primarily due to the increased thermal capacity of natural gas produced at Yacheng 13-1, which caused lower consumption of such natural gas by the contract user of Yacheng 13-1.

     Our marketing revenues for the year 2001 were Rmb 2,537.0 million, a decrease of Rmb 2,589.0 million, or 50.5%, from Rmb 5,126.0 million in 2000.

     Our other income was Rmb 721.7 million in 2001, an increase of Rmb 443.1 million, or 159.0%, compared to Rmb 278.6 million in 2000. The increase in other income primarily resulted from increases in project management fees and handling fees for production sharing contract blocks.

     Our operating expenses for the year 2001 were Rmb 2,329.1 million, an increase of Rmb 205.0 million, or 9.7%, from Rmb 2,124.1 million in 2000, primarily due to increased costs associated with the commencement of productions at new oil and gas properties. On a unit of production basis, operating expenses in the year 2001 was Rmb 24.9 per BOE, compared to Rmb 24.8 per BOE in 2000.

     Our production taxes for the year 2001 were Rmb 883.8 million, a decrease of Rmb 152.9 million, or 14.7%, from Rmb 1,036.7 million in 2000. The decrease was primarily due to lower sales revenue caused by significant drops in oil prices.

     Our exploration costs for the year 2001 were Rmb 1,039.3 million, an increase of Rmb 486.4 million, or 88.0%, from Rmb 552.9 million in 2000 primarily due to the higher investment in significantly increasing exploration work in 2001 and the writing-off of expenses associated with exploration work on wells for uncertain reserves in earlier years.

     Our depreciation, depletion and amortization expenses for the year 2001 were Rmb 2,566.9 million, a decrease of Rmb 11.0 million, or 0.4%, from Rmb 2,577.9 million in 2000. On a unit of production basis, depreciation, depletion and amortization expenses for the year 2001 was Rmb 27.5 per BOE, a decrease of Rmb 2.5, or 8.3%, compared to Rmb 30.0 per BOE in 2000. The primary reason for the decrease was that the increase in proved reserves in certain high-production oil and gas fields resulted in a decrease in the unit depreciation, depletion and amortization cost of those fields, thereby leading to the decrease in our total depreciation, depletion and amortization cost.

     Our dismantlement costs for the year 2001 was Rmb 90.4 million, a decrease of Rmb 13.2 million, or 12.7%, from Rmb 103.6 million in 2000. The decrease was due to full provisioning of the allowance for certain mature fields in earlier years.

     Our impairment losses related to oil and gas assets were Rmb 99.7 million for the year 2001, which reflected the estimated impairment resulting from two oilfields not being expected to fully recover their net book values through future cash flow.

     Our crude oil and product purchases for the year 2001 were Rmb 2,453.3 million, a decrease of Rmb 2,644.5 million, or 51.9%, from Rmb 5,097.8 million in 2000.

     Our selling and administrative expenses for the year 2001 were Rmb 615.4 million, an increase of Rmb 159.4 million, or 35.0%, from Rmb 456.0 million in 2000. On a unit of production basis, selling and administrative expenses were Rmb 6.6 per BOE in 2001, an increase of Rmb 1.3, or 25.0% from Rmb 5.3 per BOE in 2000. The relative increase resulted from a combination of the following factors: in 2000, selling and administrative expenses were lower, in part due to the recovery of Rmb 57.7 million in doubtful accounts; in 2001, we made a Rmb 40.0 million provision for staff and workers bonus and welfare funds in accordance with a resolution of our board of directors; there was an increase of salary and staff benefits as a result of employee compensation reform; and there was also an increase of public facilities, office administrative, telecommunication and travelling expenses as a result of greater business volume and higher office rents.

     Our net interest income for the year 2001 was Rmb 201.1 million, an increase of Rmb 439.5 million, or 184.4%, from a net interest expense of Rmb
238.4 million in 2000. This increase was due to an increase in interest income resulting from significantly higher cash balances after our initial public offering in 2001 and lower interest expenses resulting from lower outstanding balances in respect of long-term indebtedness.

     Our net exchange gain for the year 2001 was Rmb 235.4 million, a decrease of Rmb 145.9 million compared to Rmb 381.3 million in 2000.

     Our investment income for 2001 was Rmb 220.7 million, which represented the income generated from investing the unused net proceeds from our initial public offering in low-risk short-term money market funds. There was no investment income in 2000.

     Our share of profit of an associate for the year 2001 was Rmb 90.0 million, a decrease of Rmb 128.3 million, or 58.8%, compared to a gain of Rmb
218.3 million in 2000. Our associated company experienced a decrease in profit in 2001 as compared to 2000 primarily due to an increase in its exploration costs and an increase in its amortization cost resulting from lower exploitable reserves, as well as a decline in 2001 in the realized price of its condensate.

     Our net non-operating profit for the year 2001 was Rmb 34.9 million, an increase of Rmb 230.9 million from a net non-operating loss of Rmb 196.0 million in 2000, primarily due to the losses incurred in the disposal of certain assets in 2000.

     Our taxation for the year 2001 was Rmb 3,048.2 million, an increase of Rmb 1,122.1 million, or 58.3%, from Rmb 1,926.1 million in 2000. The primary reason for the increase was that the period for which our PRC subsidiary enjoyed preferential enterprise income tax treatment expired after 2000 and the applicable enterprise income tax rate for our PRC subsidiary was adjusted from 15% to the normal rate of 30% for enterprises with foreign investment under the Laws of the PRC for Joint Venture Using Chinese and Foreign Investment with effect from 2001.

     Our consolidated net income was Rmb 7,957.6 million in 2001, a decrease of Rmb 2,339.0 million, or 22.7%, from Rmb 10,296.6 million in 2000.

B.   LIQUIDITY AND CAPITAL RESOURCES

     The following table summarizes cash flow for the periods presented:

                                                                               Year ended December 31,
                                                              -----------------------------------------------------
                                                                  2000                  2001               2002
                                                              -------------         ------------        -----------
                                                                                 (Rmb in millions)
Cash provided by (used for):
   Operating activities....................................      13,233                11,759             14,597
   Investing activities....................................      (7,861)              (11,366)           (11,724)
   Financing activities....................................      (3,454)                3,204             (1,428)
                                                              ------------            ----------       -----------
                                                                  1,918                 3,597              1,445
                                                              ============            ==========       ============
Net increase in cash and cash equivalents..................



     Cash Provided by Operations

     Cash provided by operations in 2002 amounted to Rmb 17,262.0 million (US$2,084.8 million), an increase of Rmb 3,237.0 million (US$390.9 million), or 23.1%, from Rmb 14,025.0 million in 2001. In addition to an increase in profit before tax of Rmb 1,768.4 million (US$213.6 million), the increase in cash provided by operations was also due in part to adjustments related to an increase in net interest expenses of Rmb 348.0 million (US$42.0 million), an increase in net exchange loss of Rmb 375.1 million (US$45.3 million), an increase in depreciation, depletion and amortization expenses of Rmb 1,452.6 million (US$175.4 million), an increase in dismantlement costs of Rmb 35.7 million (US$4.3 million), a decrease in short-term investment income of Rmb
27.4 million (US$3.3 million) and an increase in amortization of a discount for long-term guaranteed notes of Rmb 6.1 million (US$0.7 million).

     The increase was partially offset by the growth in our share of income of associated companies of Rmb 75.4 million (US$9.1 million), a decrease in provision for impairment of property, plant and equipment of Rmb 99.7 million (US$12.0 million) and a decrease in loss on disposals and write-off of property, plant and equipment of Rmb 19.0 million (US$2.3 million).

     In addition, operating cash flow was adversely affected by an increase in current liabilities from operating activities of Rmb 500.8 million (US$60.5 million), and a simultaneous increase in current assets excluding cash and bank balances of Rmb 504.7 million (US$61.0 million). See note 32 to our consolidated financial statements beginning on page F-1.

     Cash provided by operations in 2001 decreased Rmb 1,473.2 million, or 11.1%, to Rmb 11,759.5 million from Rmb 13,232.7 million in 2000. The decrease resulted from a decrease in profit before tax of Rmb 1,216.8 million, adjustments related to a decrease in net interest expenses of Rmb 439.5 million and an increase in short-term investment gains of Rmb 274.3 million. The decrease in cash flow was partly offset by a non-cash write-off of exploration dry hole expenses and disposal of fixed assets of Rmb 236.7 million, non-cash impairment losses related to oil and gas assets of Rmb 99.7 million, a decrease in share of profit of an associated company of Rmb 128.3 million and a decrease in unrealized foreign exchange gain of Rmb 62.9 million.

     In addition, operating cash flow was favorably affected by a net decrease in working capital. The decrease in working capital resulted from an increase of Rmb 268.4 million in accounts payable and accrued liabilities and a decrease of Rmb 314.9 million in accounts receivable and other current assets.

     As of December 31, 2002, we had a working capital surplus of Rmb 17,352.1 million (US$2,095.7 million), an increase of Rmb 1,713.6 million (US$207.0 million) from Rmb 15,638.5 million (US$1,888.7 million) in 2001. The increase mainly resulted from an increase in accounts receivable of Rmb 1,869.1 million (US$225.8 million), an increase in inventory of Rmb 221.3 million (US$26.7 million), an increase in other receivables of Rmb 645.2 million (US$77.9 million) and a decrease in current portion of long-term bank loans of Rmb
934.3 million (US$112.8 million). Accounts receivable as of December 31, 2002 were significantly higher than the corresponding figures as of December 31, 2001 primarily as a result of significantly higher sales in December 2002 compared with December 2001. As we settle our crude oil sales based on 30-day payment terms, which is the industry practice, our total sales volume and sale prices on a rolling basis significantly affect accounts receivable. This increase in working capital was partially offset by an increase in accounts payable and accrued liabilities of Rmb 2,967.4 million (US$358.5 million), an increase in taxes payable of Rmb 491.0 million (US$59.3 million) and an increase in amounts due to a related company and parent company of Rmb 218.7 million (US$26.4 million). Our higher accounts payable as of December 31, 2002, reflected increased purchases of materials and supplies associated with our capital expenditure program and also included an accrual for a routine payment obligation to operators of certain production sharing contracts, which was paid subsequent to the date of the balance sheet.

     Capital Expenditures and Investments

     In line with our use of the successful efforts method of accounting, historical capital expenditures and investments primarily include successful exploration and development expenditures. Total capital expenditures were Rmb 11,566.9 million (US$1,397.0 million) in 2002, an increase of Rmb 7,224.3 million (US$872.5 million), or 166.4%, from Rmb 4,342.6 million (US$524.5 million) in 2001. The capital expenditure in 2002 included Rmb 585.6 million (US$70.7 million) for capitalized exploration activities, Rmb 6,247.1 million (US$754.5 million) for development activities, and Rmb 4,734.2 million (US$517.8 million) for acquiring Indonesian oilfields. Our development expenditures in 2002 related principally to the development of Suizhong 36-1 (Phase II), Qinhuangdao 32-6, Wenchang 13-1, Wenchang 13-2, Penglai 19-3 and Panyu 4-2/5-1.

     Total capital expenditures were Rmb 4,342.6 million in 2001, a decrease of Rmb 61.4 million, or 1.4%, from Rmb 4,404.0 million in 2000. The capital expenditures in 2001 included Rmb 311.5 million for capitalized exploration activities and Rmb 4,013.1 million for development activities. Our development expenditures in 2001 related principally to the development of Suizhong 36-1 (Phase II) and Qinhuangdao 32-6 and Wenchang 13-1, Wenchang 13-2 and Dongfang 1-1.

     Our total capital expenditures for general exploration and development activities for 2002 was approximately US$978 million. Over the next two years, we have budgeted approximately US$3.5 billion for capital expenditures, approximately US$308 million of which is budgeted for general exploration activities offshore China and approximately US$2.7 billion is budgeted for development activities offshore China.

     The following table sets forth actual or budgeted capital expenditures for our key operating areas for the periods indicated.

                                                                     Year ended December 31,
                                                         -----------------------------------------------
                                                           2002(1)            2003(2)           2004(2)
                                                         ----------         ----------        ----------
Operating Area:                                                        (US$ in millions)
Bohai Bay
      Development..................................         261                588              1,080
      Exploration..................................          55                 63                 51
Western South China Sea
      Development..................................         269                158                258
      Exploration..................................          69                 25                 37
East China Sea
      Development..................................          52                137                116
      Exploration..................................          18                 20                 20
East South China Sea
      Development..................................         122                152                168
      Exploration..................................          42                 43                 49
Overseas
      Development..................................          90                359                140
                                                        ----------         ----------         ----------
            Total..................................         978              1,545              1,919
                                                        ==========         ==========         ==========

----------
(1) Figures for 2002 represent our actual spending for capital expenditure purposes.
(2)  Figures for 2003 and 2004 represent our budgeted capital expenditures.

     In addition to the budgeted development and exploration expenditures relating to the oil and gas properties described above, we may make additional capital expenditures and investments in these periods consistent with our business strategy. For example, the above budgeted amounts do not include any investments we may make in the liquefied natural gas project located in Guangdong Province, other natural gas projects and overseas natural gas properties. See "Item 4--Information on the Company--Business Overview--Business Strategy."

     Our ability to maintain and grow our revenues, net income and cash flow depends upon continued capital spending. We adjust our capital expenditure and investment budget on an annual basis. Our capital expenditure plans are subject to a number of risks, contingencies and other factors, some of which are beyond our control. Therefore, our actual future capital expenditures and investments will likely be different from our current planned amounts, and such differences may be significant. See "Item 3--Key Information--Risk Factors--Risks relating to our business--Our future prospects largely depend on our capital expenditure plans, which are subject to various risks."

   Financing Activities

     We had net cash outflows from financing activities of Rmb 1,428.1 million (US$172.5 million) in 2002, resulting primarily from our repayment of Rmb 3,367.3 million (US$406.7 million) in bank loans and dividend distributions of Rmb 2,265.1 million (US$273.6 million). Of the total bank loans that we repaid, we prepaid Rmb 2,956.0 million (US$357.0 million), including JPY 21,162 million in Japanese yen-denominated debt, US$103.4 million in dollar-denominated debt and Rmb 639.0 million in Renminbi-denominated debt. This cash outflow was offset by cash inflow of Rmb 4,059.3 million (US$490.3 million) resulting from our March 2002 offering of US$500 million in 6.375% guaranteed notes due 2012.

     We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt outstanding as of December 31, 2002. As of the date this annual report is filed, we have not incurred any material long-term debt since December 31, 2002.


                                                                                Debt maturities principal only
                                                  ---------------------------------------------------------------------------------
                                                                Original currency
                                                  -------------------------------------------       Total Rmb         Total US$
Due by December 31,                                    US$            JPY             Rmb          equivalents       equivalents
------------------                                -----------    ------------    ------------     -------------    ---------------
                                                                         (in millions, except percentages)

2003........................................           31.4           271.5           18.9              297.5            35.9
2004-2006...................................          100.0           814.4           38.4              922.4           111.4
2007-2008...................................            --            271.5            --                18.7             2.3
2009 and beyond.............................          500.0             --             --             4,140.0           500.0
   Total....................................          631.4         1,357.4           57.3            5,378.6           649.6
Percentage of total debt....................           97.2%            1.7%           1.1%            100.0%           100.0%

     In early 2003, we prepaid a further US$31.4 million in U.S. dollar-denominated debt and all of our then existing Renminbi-denominated debt. As of April 30, 2003, we had a total U.S. dollar debt of US$600.0 million and a total foreign currency debt of US$611.3 million. Through our debt offering and prepayment of debt, we extended the average maturity of our debt portfolio from three years to approximately eight years, and, through the prepayment of the majority of our Japanese yen-denominated debt, largely eliminated our Japanese yen exposure risk and improved our debt structure.

     In 2001, we had net cash inflows from financing activities of Rmb 3,204.1 million. Net cash flow from financing activities in 2001 resulted primarily from Rmb 10,101.6 million in proceeds from our initial public offering, including the exercise of the related over-allotment option, in early 2001 and short-term bank loans of Rmb 2,500 million, offset in part by cash outflows of Rmb 4,268.5 million for dividends paid, Rmb 3,497.5 million for repayment of bank loans and Rmb 1,660.0 million for retirement fund payments to our parent company. See "--Employee Benefits."

     After we became a separate entity as part of CNOOC's reorganization in October 1999, we paid dividends of Rmb 1,045.4 million in March 2000 and declared a dividend of Rmb 6,426.4 million on December 20, 2000, which was paid in full prior to February 1, 2001. On August 27, 2001, we declared a dividend of Rmb 871.8 million, which was paid in full prior to October 31, 2001. On June 6, 2002, we declared a dividend of Rmb 1,306.7 million (US$157.8 million), which was paid in full by June 19, 2002. On August 23, 2002, we declared a divided of Rmb 958.3 million (US$115.7 million), which was paid in full by September 27, 2002. The payment and the amount of any dividends in the future will depend on our results of operations, cash flow, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

     We believe our future cash flow from operations, borrowing capacity and the proceeds of our initial public offering will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2004. Several large financial institutions have expressed an interest in supporting our business development, although we have not entered into any agreements for additional financing with these institutions. However, our ability to obtain adequate financing to satisfy our capital expenditure and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets, including the following factors:

     o Any failure by us to achieve timely rollover, extension or refinancing of our short-term debt may result in our inability to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable.

     o Our primary operating subsidiary is a PRC incorporated company. Therefore, prior to accessing the international capital markets we will be subject to limitations imposed by various PRC government authorities, including the State Administration for Foreign Exchange and the People's Bank of China, depending on the type of international financing raised. We may also need to obtain PRC government support for any project involving significant capital investment in the operations of our PRC subsidiary.

     o In addition, financing sources often look to similarly situated entities when determining whether, and at what rates, to provide financing. Successful or unsuccessful financings by Hong Kong and PRC entities similarly situated to us could have an impact on our ability to obtain external financing.

     See "Item 3--Key Information--Risk Factors--Risks relating to our business--Our future prospects largely depend on our capital expenditure plans, which are subject to various risks" and "--We may not be able to obtain external financing that is acceptable to us for business development purposes."

   Employee Benefits

     All of our full-time employees in the PRC are covered by a government-regulated pension plan and are entitled to an annual pension at their retirement dates. The PRC government is responsible for the pension liabilities to these retired employees under this government pension plan. The actual pension payable to each retiree is subject to a formula based on the status of the individual pension account, general salary and inflation movements. We are required to make annual contributions to the government pension plan at rates ranging from 12% to 22.5% of our employees' base salaries. The related pension costs are expensed as incurred.

     When we became a separate entity as part of CNOOC's reorganization in October 1999, CNOOC retained all liabilities for retirement benefits for its employees, both former and current, who had not been transferred to us. As compensation for CNOOC's retention of liabilities for retirement benefits payable to approximately 7,000 retired CNOOC employees who were previously engaged in the oil and gas business that was transferred to us in the reorganization, we made a one-time payment to CNOOC of Rmb 1,660.0 million in 2001.

     For the years ended December 31, 2000, 2001 and 2002, our retirement expenses attributed to the current government plan were Rmb 12.8 million, Rmb
6.4 million and Rmb 7.0 million, respectively.

     The expenses attributable to mandatory contributions under the current government pension plan are included in our historical consolidated statements of income under either operating expenses for our production staff or selling and administrative expenses for our administrative staff. We expect that, under the current PRC rules and regulations regarding employee retirement benefits, the future costs of the current government plan will be comparable to our historical costs, subject to customary increases largely in line with salary increases of our employees.

     Our Indonesian subsidiaries employ approximately 1,000 employees, including approximately 30 managerial staff and technicians. We provide expatriate staff with employee benefits that we believe to be in line with customary international practices. Our non-expatriate employees in Indonesia enjoy welfare benefits mandated by Indonesia labor laws.

   Holding Company Structure

     We are a holding company. Our entire petroleum exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly foreign-owned enterprise in the PRC. Our entire petroleum exploration, development and production business outside of the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands. International sales of crude oil are conducted by China Offshore Oil (Singapore) International Pte. Ltd., our wholly owned subsidiary incorporated in Singapore. Accordingly, our future cash flow will consist principally of dividends from our subsidiaries. The subsidiaries' ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation. For example, legal restrictions in the PRC permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, CNOOC China Limited is required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

Inflation/Deflation

     According to the China Statistical Bureau, China experienced an overall national deflation rate in 2000, 2001 and 2002, as represented by the general consumer price index, of 0.4%, 0.7% and 0.8%, respectively. The deflation has not had a significant impact on our results of operations in those years.

U.S. GAAP Reconciliation

     Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain material respects from U.S. GAAP. These differences relate primarily to the revaluation of properties and land use rights performed in connection with the reorganization, the treatment of impairment of long-lived assets, the treatment of stock compensation plans, the treatment of unrealized holding gains from available-for-sale investments in marketable securities and the provision for dismantlement liabilities. Except for the accounting treatment of the property revaluation and the recognition of stock compensation costs, the unrealized holding gains from available-for-sale investments in marketable securities and the provision for dismantlement liabilities, there are no material differences between Hong Kong GAAP and U.S. GAAP that affect our net income or shareholders' equity. See note 38 to our consolidated financial statements attached to this annual report.

Taxation

     We are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which we and each of our subsidiaries are domiciled and operate. We are not liable for income taxes in Hong Kong as we currently do not have any assessable income from Hong Kong sources. Pursuant to a notice issued by the State Administration of Taxation in March 2001, we will be entitled to all tax benefits conferred by Chinese law on foreign invested enterprises.

     Our PRC subsidiary, absent exemptions, is subject to enterprise income tax at the rate of 33%. Following the October 1999 reorganization, our PRC subsidiary became a wholly foreign owned enterprise and accordingly was exempted from 3% local surcharges, reducing its enterprise income tax rate to the current rate of 30%. Moreover, entities now comprising our PRC subsidiary were exempted from enterprise income taxes for two years starting from the first year of profitable operation in 1996 and were entitled to a 50% reduction of enterprise income taxes for three years beginning in 1998 and ending on December 31, 2000. This tax exemption increased our earnings by Rmb 1,920.7 million during the year ended December 31, 2000. Since January 1, 2001, the PRC subsidiary has been subject to the 30% enterprise income tax rate. The PRC enterprise income tax is levied based on taxable income including income from operations as well as other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP. Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

     o production taxes equal to 5% of independent production and production under production sharing contracts; and

     o    business tax of 5% on other income.

     Our subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at the rate of 10% and 26% for its oil trading activities and other income-generating activities, respectively. Our subsidiaries that own interests in oil properties in Indonesia along the Malacca Strait are subject to corporate and branch profit tax of 44%. The nine subsidiaries of Repsol-YPF, S.A. in Indonesia acquired by us during 2002 are all subject to corporate and branch profit tax at a rate of 48%. None of our other subsidiaries were subject to any income taxes in their respective jurisdictions for the year presented.

     We calculate deferred taxation to account for timing differences between our tax bases, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting bases, which is prepared in accordance with applicable financial reporting requirements. Major timing differences include accelerated amortization allowances for oil and gas properties, which are offset in part by provision for dismantlement and a provision for impairment of property, plant and equipment and write-off of unsuccessful exploratory drillings. As of December 31, 2001 and 2002, we had Rmb 1,763.6 million (US$213.0) million and Rmb 6,141.1 million (US$741.9 million), respectively, in net deferred tax liabilities. The increase was primarily due to the acquisition of the Indonesia properties. See note 14 to our consolidated financial statements attached to this annual report.

Change of Accountants

     On June 6, 2002, we terminated the engagement of Arthur Andersen & Co as our independent public accountants. Prior to such date, Arthur Andersen had audited our consolidated financial statements, including financial statements for the two-year period ended December 31, 2001 attached to this annual report. On June 15, 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with the U.S. government's investigation of Enron Corporation. On August 31, 2002, Arthur Andersen voluntarily relinquished its licenses to practice public accountancy in all states of the United States and, accordingly, cannot furnish any written consent to the issue of this annual report with the inclusion of its reports in the form and context in which they are included. For a discussion of risks related to Arthur Andersen, see "Item 3--Key Information--Risk Factors--Risks relating to our business--You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to December 31, 2001, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen."

     On June 6, 2002, we appointed Ernst & Young as our independent accountants. Ernst & Young audited our consolidated financial statements for the year ended December 31, 2002 included in this annual report.

Recent Accounting Pronouncements

   United States

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

     According to the existing accounting policies adopted to prepare the financial statements, we estimate future dismantlement and site restoration costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement and the extent of site restoration required in accordance with current legislation and industry practice. This new practice also requires the liability to be discounted and the accretion expenses to be recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized.

     Adoption of the statement will likely result in increase in both our cost of assets and total amount of liabilities as presented under U.S. GAAP. We are currently assessing these matters and have not yet determined whether or the extent to which they will affect the financial statements.

   Hong Kong

     The following recently-issued and revised Hong Kong Society of Accountants Statements of Standard Accounting Practice, or SSAPs, are effective for the first time for the current year's financial statements:

     o    SSAP 1 (Revised) - "Presentation of financial statements;"

     o    SSAP 11 (Revised) - "Foreign currency translation;"

     o    SSAP 15 (Revised) - "Cash flow statements;"

     o    SSAP 34 - "Employee benefits;"

     o Interpretation 14 - "Evaluating the substance of transactions involving the legal form of a lease;"

     o Interpretation 15 - "Business combinations - `Date of exchange' and fair value equity instruments;" and

     o Interpretation 18 - "Consolidation and equity method - Potential voting rights and allocation of ownership interests."

     These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on our accounting policies and on the amounts disclosed in these financial statements of adopting these SSAPs and Interpretations are summarized as follows:

     SSAP 1 (Revised) prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for their content. The principal impact of the revision to this SSAP is that a consolidated statement of changes in equity is now presented in place of the consolidated statement of recognized gains and loses that was previously required and in place of our reserves note.

     SSAP 11 (Revised) prescribes the basis for the translation of foreign currency translations and financial statements. The principal impact of the revision of this SSAP on our consolidated financial statements is that the income statement of overseas subsidiaries is now translated into Renminbi at the exchange rates on the date of the transaction, or at an approximation thereto, whereas previously they were translated at the exchange rates at the balance sheet date. The adoption of the revised SSAP 11 has had no material effect on our financial statements.

     SSAP 15 (Revised) prescribes the revised format for the cash flow statement. The principal impact of the revision of this SSAP is that the consolidated cash flow statement now presents cash flow under three headings, cash flow from operating, investing and financing activities, rather than the five headings previously required. In addition, cash flow from overseas subsidiaries arising during the year are now translated into Renminbi at the exchange rates on the date of the transaction or at an approximation thereto, whereas previously they were translated at the exchange rate on the balance sheet date.

     SSAP 34 prescribes the principles to be applied for recognition, measurement and disclosures for employee short-term and long-term benefits. In addition, disclosure is now required in respect of our share option scheme as detailed in note 29 to our consolidated financial statements. This share option scheme disclosure is similar to the Hong Kong Stock Exchange listing rules disclosure previously included in the report of the directors which are now required to be included in the notes to the financial statements as a consequence of the SSAP. The SSAP requirements have not had a material effect on the amounts previously recorded in the financial statements, therefore no prior year adjustment has been required.

     In addition, SSAP 12 (Revised) - "Income taxes" was recently issued as revised and is effective for financial years beginning or after January 1, 2003. SSAP 12 (Revised) requires full provision for deferred taxes using the liability method. Under this new approach, the tax is calculated using tax rates expected to be in effect when the timing difference occurs. In prior periods, we provided deferred taxes for timing differences only to the extent that it was probable a liability or asset would crystallize in the foreseeable future. The new method of accounting for deferred income tax is similar to the method that has been used under U.S.

GAAP. For the year ended December 31, 2002, there was no difference in the amount of deferred income tax we recognized under Hong Kong and U.S. GAAP. We do not believe the revised SSAP will have a significant impact on our financial position or results of operations under Hong Kong GAAP.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     In accordance with Hong Kong law and our articles of association, our affairs are managed by our board of directors. The board of directors has nine members, including four independent non-executive directors.

     Our current directors and senior officers are as follows:


                                            Age as of
                                           December 31,
Name                                           2002          Position
---------------------------------------    ------------      -----------------------------------------------------------------
Liucheng Wei...........................         56           Chairman of the Board of Directors and Chief Executive Officer

Chengyu Fu.............................         51           Director

Longsheng Jiang........................         57           Director

Shouwei Zhou...........................         51           Director and President

Han Luo................................         49           Director

Chak Kwong So..........................         58           Independent Non-executive Director

Sung Hong Chiu.........................         56           Independent Non-executive Director

Kenneth Courtis........................         57           Independent Non-executive Director

Erwin Schurtenberger...................         63           Independent Non-executive Director

Ke Ru..................................         59           Executive Vice President

Yunshi Cao.............................         57           Senior Vice President, Company Secretary and General Counsel

Mark Qiu...............................         39           Chief Financial Officer and Senior Vice President

Hua Yang...............................         41           Senior Vice President

Wei Chen...............................         45           Senior Vice President


     Mr. Kenneth Courtis and Dr. Erwin Schurtenberger, two of our independent non-executive directors, were appointed in November 2002. Mr. Longsheng Jiang and Mr. Han Luo were appointed in December 2000. All other directors, including other independent non-executive directors, were appointed in September 1999.

     We have a management team with extensive experience in the oil and gas industry. As a result of our cooperation with international oil and gas companies, the management team and staff have had the opportunity to work closely with foreign partners both within and outside China. Such opportunities, in conjunction with management exchange programs with foreign partners, have provided valuable training to our personnel in international management practices. A description of the business experience and present position of each director and executive officer is provided below. Our principal executive offices are located at 65th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong.

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

     Chengyu Fu received a B.S. degree from Northeast Petroleum Institute in China and a master's degree in petroleum engineering from the University of Southern California in the United States. He has over 28 years' experience in the petroleum industry in the PRC. He was appointed as director in September 1999 and previously served as our Chief Operating Officer and President. He currently is a director and the Chief Executive Officer and Chairman of China Oilfield Services Limited, another majority-owned subsidiary of CNOOC. Mr. Fu is also a Vice President of CNOOC. In 1999, Mr. Fu was the General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. From 1995 to 1999, he served as Vice President and General Manager of Xijiang Operations of ConocoPhillips China Inc. From 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation. He joined CNOOC in 1982.

     Longsheng Jiang received a B.S. degree from Beijing Petroleum Institute in China. He has over 31 years' experience in the oil and gas industry in the PRC. He was appointed as our director in December 2000. From 1982 to 1994, Mr. Jiang served as chief engineer of China Offshore Oil Western South China Sea Corporation. From 1995 to 1998, he was the general manager of China Offshore Oil Southern Drilling Company. Mr. Jiang is a Vice President of CNOOC, a position he has held since 1998. He joined CNOOC in 1982.

     Shouwei Zhou received a Ph.D. degree from Southwest China Petroleum Institute and is a senior engineer. He was appointed as our director and Executive Vice President in September 1999 and as President in August 2002. Mr. Zhou is also a Vice President of CNOOC. From 1994 to 1999, Mr. Zhou was the Deputy Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC, and has been the President of China Offshore Oil Bohai Corporation since 1999. He joined CNOOC in 1982.

     Han Luo received a doctor's degree from China Petroleum University. He has over 26 years' experience in the oil industry in the PRC. He was appointed as our director in December 2000. From 1993 to 1998, Mr. Luo served as Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently the chief representative of CNOOC in the CACT operating group, and executive Vice President of China Offshore Oil East China Sea Corporation. In 1999, he was the general manager of CNOOC China--Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He joined CNOOC in 1982.

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

     Sung Hong Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 26 years' experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales.

     Kenneth Courtis is Managing Director of Goldman Sachs and Vice Chairman of Goldman Sachs Asia. He specializes in economics and strategy throughout the Asia-Pacific region as well as in Europe and North America. After graduating with honors from Glendon College in Toronto, Mr. Courtis received an M.A. in international economics from Sussex University, England, an M.B.A. in finance and strategy from the European Institute of Business Administration and a Ph.D. degree from the Institute of Economic and Political

Studies in Paris. Prior to joining Goldman Sachs, he served as Chief Asia Economist and Strategist for Deutsche Bank.

     Erwin Schurtenberger has served as the Ambassador of Switzerland to the People's Republic of China, the Democratic People's Republic of Korea, the Republic of Mongolia and the Republic of Iraq. He joined the Swiss Foreign Services in 1969. He has also been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations such as Credit Suisse Financial Services, Novartis and Bunge. Dr. Schurtenberger currently serves on the board of directors of Robert Bosch RBint., Buhler Group Switzerland, Firmenich, Sire Holding, CIBA China and Winterthur Insurances (Asia). He is also a senior advisor to the China Training Center for Senior Personnel Management Officials. Dr. Schurtenberger received a Ph.D. degree in economics and was trained in political science and philosophy.

Company Secretary

     Yunshi Cao is our Company Secretary, General Counsel and a Senior Vice President. He is also the General Counsel and the Director of the Legal Department of CNOOC, a position he has held since 1999. He joined CNOOC in 1982. Mr. Cao is a senior economist and licensed lawyer in the PRC. He has extensive experience in production sharing contracts and over 30 years' experience in the oil industry. He received a B.S. degree from the China Petroleum Institute and studied law at Columbia University School of Law.

Senior Management

     Ke Ru serves as an Executive Vice President of our company and is responsible for our offshore petroleum exploration. Mr. Ru is a geologist, graduated from China Petroleum Institute and was a Visiting Scholar at the University of Oklahoma. He has over 30 years' experience in exploration, geophysical and geological research in China. He joined CNOOC in 1982 and was President of the Research Institute of China Offshore Oil Western South China Sea Corporation and Chief Geologist of CNOOC.

     Mark Qiu serves as our Chief Financial Officer and a Senior Vice President. Prior to joining us, Dr. Qiu worked at Salomon Smith Barney and last served as the Head of Oil and Gas Investment Banking Group Asia. Prior to that, Dr. Qiu served as a Vice President at ARCO China Inc., a subsidiary of Atlantic Richfield Corporation (ARCO) and later as a Corporate Federal Government Relations Director of ARCO in Washington D.C. He was a Sloan Fellow and received an MBA degree from Massachusetts Institute of Technology and a doctoral and master degree in Decision Sciences from the University of Texas at Arlington. Dr. Qiu joined CNOOC in 2001.

     Hua Yang is a Senior Vice President of our company and President of CNOOC International Limited. He is a senior engineer and is responsible for our overseas operations. He received his B.S. degree from China Petroleum Institute. He has over 20 years' experience in petroleum exploration and production. Mr. Yang joined CNOOC in 1982 and was Acting Director of the Overseas Development Department of CNOOC.

     Wei Chen is a Senior Vice President and General Manager of our Administration Department. He is a senior engineer and is responsible for our administration, foreign affairs, human resources and material procurement. He received his B.S. degree from China Petroleum University and holds an M.B.A. degree from Tsinghua University. He has over 20 years' experience in petroleum exploration and production. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the development department of the CNOOC Research Center, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, the Deputy Director of the Research Center and the General Manager of our Human Resources Department.

B.   COMPENSATION OF DIRECTORS AND OFFICERS

     Each of the directors (other than independent non-executive directors) entered into a service contract with us for a term of three years made effective as of February 28, 2001, the date on which our shares commenced trading on the Hong Kong Stock Exchange, subject to termination by either party by written notice given not less than three months prior to the expiration of the end of the initial term or any subsequent calendar month. Particulars of these contracts are in all material respects identical except as indicated below:

     o the annual salary for Mr. Liucheng Wei (the Chairman of the Board and Chief Executive Officer), Mr. Chengyu Fu (Director) and Mr. Shouwei Zhou (Director and President) during the initial three years shall be HK$2,480,000, HK$1,880,000 and HK$1,680,000, respectively, subject to an annual increase as determined by the board of directors not exceeding 15% of his then current salary;

     o the Chairman of the Board and the other directors (other than independent non-executive directors) shall be entitled to a maximum annual paid leave of 30 days and 25 days, respectively;

     o each of the directors (other than independent non-executive directors) is entitled to the use of an apartment as his residence and the use of a car provided free by us together with certain other benefits and reimbursements;

     o the annual salary for each of the other directors (other than independent non-executive directors) during the initial three years shall be HK$388,000, subject to an annual increase as determined by the board of directors not exceeding 15% of his then current salary; and

     o we may, at our sole discretion, pay an director (other than independent non-executive directors) a bonus in such amount as the board of directors may determine in respect of each complete financial year during which his appointment subsists.

     The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid to our directors (other than independent non-executive directors) during the years ended December 31, 2000, 2001 and 2002 was approximately Rmb 2.5 million (US$301,932), Rmb 8.3 million (US$1.0 million) and Rmb 9.5 million (US$1.1 million), respectively, while the amount paid to our executive officers for the same periods was approximately Rmb 1.3 million (US$157,005), Rmb 5.2 million (US$628,019) and Rmb 8.0 million (US$966,184) respectively. Under our pension contribution plan for 2002, we set aside an aggregate amount of Rmb 210,000 (US$25,362) and Rmb 310,000 (US$37,440) for pension and similar benefits in kind for the directors (other than independent non-executive directors) and executive officers respectively. The directors (other than independent non-executive directors) and the executive officers contributed an additional Rmb 50,000 (US$6,039) and Rmb 79,000 (US$9,541), respectively, to the pension contribution plan for 2002. For further details regarding employee compensation, see "Item 4--Information on the Company--Business Overview--Employees and Employee Benefits." For further details regarding share options granted to our directors, officers and other employees, see "--Share Ownership" below.

C.   BOARD PRACTICE

Audit and Other Committees

     The audit committee consists of two independent non-executive directors. Its primary duties are to review and supervise the financial reporting process and our internal control system.

     We have established a compensation committee. It consists of three independent non-executive directors and one non-executive director. The primary duties of the compensation committee are to manage share option schemes and to formulate our remuneration policy.

International Advisory Board

     On October 29, 2001, we announced the establishment of an International Advisory Board with globally well-respected political figures and corporate leaders as members. The purpose of the International Advisory Board is to provide the management with strategic advice on world events and macro issues that may impact our development. Kenneth Courtis and Erwin Schurtenberger, two of our independent non-executive directors, were members of the International Advisory Board prior to their election to the board of directors in November 2002. On March 20, 2003, we announced that Peter Sutherland and Cornelius Herkstroter have joined our International Advisory Board to fill the vacancies created by the departures of Mr. Curtis and Mr. Schurtenberger.

     Set forth below is information on the current members of our International Advisory Board.


Name                                                       Biographical Information
-----------------------------       ----------------------------------------------------------------
Cornelius Herkstroter               Former Chairman of the Committee of Managing Directors of the
                                    Royal Dutch Shell Group of Companies and President of Royal
                                    Dutch Petroleum Company. He spent his entire career in the mineral and resources industry, primarily with Royal Dutch
                                    Shell. He holds various board and advisory positions with
                                    several global corporations and organizations.

Henry A. Kissinger                  56th Secretary of State of the United States and former
                                    Assistant to the President for National Security Affairs. Born
                                    in Germany in May 1923, he received his Ph.D. degree from
                                    Harvard University in 1954.

Simon Murray                        Former Executive Chairman of Asia Pacific for the Deutsche Bank
                                    Group. He was the founder of Davenham Investments, a project advisory company. He became the Group Managing Director of
                                    Hutchison Whampoa in 1984. He is currently a Director of a number of companies that include Hutchison Whampoa, Cheung Kong
                                    Holdings, Tommy Hilfiger in the United States and Vivendi
                                    Universal in France.

Edward S. Steinfeld                 Assistant professor at the MIT Sloan School of Management. He received both his undergraduate and doctoral training at
                                    Harvard University. A China specialist, he has conducted
                                    extensive firm-level research in China.

Peter Sutherland                    Chairman and Managing Director of Goldman Sachs International
                                    and non-executive Chairman of BP plc. He served as Director
                                    General of the World Trade Organization from 1993 to 1995 and is a distinguished leader in world trade and commerce. He holds various board and advisory positions with several global
                                    corporations and organizations.


D.   EMPLOYEES

     See "Item 4--Information on the Company--Business Overview--Employees and Employee Benefits."

E.   SHARE OWNERSHIP

     On June 6, 2002, we adopted a new share option scheme to comply with new requirements issued by the Hong Kong Stock Exchange. Our new share option scheme provides for the grant of options to our employees, including non-executive directors. Under this share option scheme, the compensation committee of our board of directors may from time to time propose to the board of directors to award a specific member of share options to particular employees. Options granted under this scheme are exercisable in accordance with the following vesting schedule:

     o one-third of the shares underlying the option vest on the first anniversary of the date of the grant;

     o one-third of the shares underlying the option vest on the second anniversary of the date of the grant; and

     o one-third of the shares underlying the option vest on the third anniversary of the date of the grant.

     The option period may commence on any day after the option is granted, but must end within 10 years from the date of the grant. The maximum number of shares to be issued under our share option scheme may not exceed 10% of our issued share capital as of June 6, 2002. If we increase our share capital, our shareholders in a general meeting may increase the maximum number of shares that may be issued under our share option scheme provided such increase does not exceed 10% of our issued share capital as of the date of such increase. The total number of shares that may be issued upon exercise of all outstanding options, however, may not exceed 30% of our issued share capital under any circumstances.

     Unless separately approved by our shareholders in a general meeting with the relevant participant and his or her associates abstaining from voting, the maximum number of shares in respect of which options may be granted to any participant together with any shares issued in respect of options which have been exercised by that participant and any shares which would be issued upon the exercise of the outstanding options granted to that participant in any 12 month period up to the date of the latest grant may not exceed 1% of our issued share capital.

     Under the new share option scheme, the consideration payable by a participant for the grant of an option is HK$1.00. The exercise price for our share options is determined by our board of directors at the grant date, but may not be set below a minimum price which is the highest of:

     o the closing price of our shares on the Hong Kong Stock Exchange as stated in its quotation sheets on the date of the grant of the options;

     o the average closing price of our shares on the Hong Kong Stock Exchange as stated in its quotation sheets for the five trading days immediately preceding the date of the grant of the options; or

     o    the nominal value of one share.

     Any grant of share options to a connected person (as defined in the Hong Kong Stock Exchange listing rules) must be approved by our independent non-executive directors (excluding any independent non-executive director who may be the recipient of the options).

     On March 12, 2001, our board of directors, under a pre-global offering share option scheme adopted on February 4, 2001, granted options in 4,620,000 shares to directors and senior management at an exercise price of HK$5.95 per share. The options granted under this scheme are exercisable in accordance with the following vesting schedule:

     o 50% of the shares underlying the option vest 18 months after the date of the grant; and

     o 50% of the shares underlying the option vest 30 months after the date of the grant.

     On August 27, 2001, under the original share option scheme that was adopted shortly after our initial public offering, our board of directors granted options in 8,820,000 shares to directors and senior management at an exercise price of HK$6.16 per share. The vesting schedule for these options is the same as the vesting schedule under our current share option scheme. On February 24, 2003, our board of directors granted options in 8,410,000 shares to members of our senior management at an exercise price HK$10.54 per share.

     For further details about our share option scheme, see notes 29 and 37(ii) to our consolidated financial statements attached to this annual report.

     As at December 31, 2002, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:



                    Number of shared involved in the options                           Closing price per share
                                Outstanding as of                                      immediately before the
                    ----------------------------------------                             date on which the           Exercise Price
Name of Grantee     January 1, 2002      December 31, 2002       Date of Grant          options were granted             (HK$)
-----------------   ---------------      -----------------      ----------------      -------------------------      --------------
Directors:
Wei Liucheng             500,000              500,000           March 12, 2001                    --                      5.95
                         500,000              500,000           August 27, 2001                 7.30                      6.16

Fu Chengyu               350,000              350,000           March 12, 2001                    --                      5.95
                         350,000              350,000           August 27, 2001                 7.30                      6.16

Jiang Longsheng          280,000              280,000           March 12, 2001                    --                      5.95
                         230,000              230,000           August 27, 2001                 7.30                      6.16

Zhou Shouwei             280,000              280,000           March 12, 2001                    --                      5.95
                         350,000              350,000           August 27, 2001                 7.30                      6.16

Luo Han                  280,000              280,000           March 12, 2001                    --                      5.95
                         230,000              230,000           August 27, 2001                 7.30                      6.16


Employees:

Other Employees        2,930,000            2,930,000           March 12, 2001                    --                      5.95
                       7,160,000            7,160,000           August 27, 2001                 7.30                      6.16


     As of December 31, 2002, no options grantender our share option scheme and our pre-global offering share option scheme have been exercised.

     As of December 31, 2002, none of our officers and directors owned 1% or more of our shares including the shares underlying the stock options granted as of that date.

ITEM 7.  Major Shareholders and Related Party Transactions

A.   MAJOR SHAREHOLDERS

     The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of December 31, 2002. As of April 30, 2003, there have been no changes in ownership of our outstanding shares by major shareholders.

  Shareholder                   Number of Shares Owned           Percentage
  ---------------------     -----------------------------      --------------
  CNOOC................              5,800,000,000                  70.61%



B.   RELATED PARTY TRANSACTIONS

Overview

     We regularly enter into transactions with related parties, including CNOOC and its subsidiaries. Since CNOOC indirectly owns an aggregate of approximately 70.6% of our issued share capital, some of these transactions constitute connected transactions under the Hong Kong Stock Exchange listing rules and are regulated by the Hong Kong Stock Exchange.

     Under the Hong Kong Stock Exchange listing rules, each connected transaction normally would require full disclosure and the prior approval of our independent shareholders. However, since the connected transactions are carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable as far as our shareholders are concerned, the Hong Kong Stock Exchange has allowed us to apply for a waiver from strict compliance with the listing rules to engage in these transactions. The waiver typically categorizes and limits the value of our various connected transactions.

     We originally obtained a waiver from the Hong Kong Stock Exchange on April 3, 2001, shortly after our shares were listed on the Hong Kong Stock Exchange. This waiver expired on December 31, 2002, and we obtained a new waiver from the Hong Kong Stock Exchange on January 7, 2003. The new waiver covers the period from January 1, 2003 to December 31, 2005.

     The Hong Kong Stock Exchange required us to obtain the approval of our independent shareholders for the proposed connected transactions before it would grant us the new waiver. As an interested shareholder, CNOOC abstained from the shareholder vote on the proposed connected transactions. We appointed an independent board committee to advise the independent shareholders on whether the terms of the proposed connected transactions were in our interest and were fair and reasonable so far as the independent shareholders were concerned. An independent financial advisor, Cazenove Asia Limited, advised the independent board committee on the terms of the connected transactions. Our independent shareholders approved the proposed connected transactions at an extraordinary general meeting on December 23, 2002.

Categories of Connected Transactions

     Our ongoing connected transactions fall into the following eight categories:

     o    Contracts with foreign petroleum companies;

     o    Trademark license agreements;

     o    Lease agreement in respect of the Nanshan terminal;

     o    Provision of materials, utilities and ancillary services;

     o    Technical services;

     o    Research and development services;

     o    Lease and property management services; and

     o    Sales of crude oil, condensate oil and liquefied petroleum gas.

     Contracts with foreign petroleum companies. As part of our restructuring, and in preparation for our initial public offering, CNOOC transferred to us all of its rights and obligations under all existing and any future production sharing contracts with various international oil and gas companies. As required by PRC law, CNOOC retained certain administrative functions and remains and will remain a party to the production sharing contracts. PRC law requires a State-run entity, such as CNOOC, to negotiate and conclude an initial production sharing contract with a foreign partner offshore China. New production sharing contracts continue to be entered into between CNOOC and foreign partners, primarily through bidding organized by CNOOC and, to a lesser extent, through direct negotiation.

     Trademark license agreements. CNOOC has licensed to us two "CNOOC" trademarks under non-exclusive license agreements that will expire on September 8, 2008. We paid a nominal amount of Rmb 1,000 for each of the trademarks. The registrations for the two trademarks will expire on December 6, 2008 and April 20, 2009, respectively. CNOOC has undertaken that so long as it is our controlling shareholder, it will renew the trademark registrations to enable us to continue using them without any additional consideration.

     Lease agreement in respect of the Nanshan Terminal. Under an agreement dated September 9, 1999, CNOOC has granted us the right to use the Nanshan Terminal, Yacheng 13-1, free-of-charge for a period of 20 years. We use the property to process natural gas.

     Provision of materials, utilities and ancillary services. Various CNOOC subsidiaries provide us with the use of certain facilities and ancillary services and products, including:

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

     o    water, electricity and heat supply;

     o    security and fire services; technical training; accommodation;

     o    repair and maintenance of buildings; and

     o    catering services.

     Under agreements between these CNOOC subsidiaries and us, the facilities and ancillary products and services are provided at:

     (i)   state-prescribed prices; or

     (ii) where there is no state-prescribed price, market prices, including the local or national market prices; or

     (iii) when neither (i) nor (ii) is applicable, the cost to CNOOC's associates of providing the relevant materials, utilities and ancillary services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5%, before any applicable taxes.

     The prices, volumes and other terms of the agreements are reviewed by the parties annually. If any of the terms are amended, the parties must enter into a supplemental agreement no later than 60 days prior to the end of the financial year preceding the financial year in which the amendment takes effect. If the parties fail to reach an agreement by then, the existing terms of the supply agreement will continue to apply until the parties agree on the terms of the supplemental agreement. We have undertaken to the Hong Kong Stock Exchange that we will comply with the provisions of the listing rules with respect to any supplemental agreements.

     For the three years ended December 31, 2002, the amounts we paid to CNOOC subsidiaries for these services were approximately Rmb 793 million, Rmb 815 million and Rmb 789 million, respectively, representing 3.3%, 3.9% and 3.0%, respectively, of our total revenues.

     Technical services. Various CNOOC subsidiaries, including China Oilfield Services Limited and CNOOC Offshore Oil Engineering Company Limited, provide us with technical and labor services for its offshore oil and gas production activities, including:

     o    offshore drilling;

     o    ship tugging, oil tanker transportation and security services;

     o well surveys, well logging, well cementing and other related technical services;

     o collection of geophysical data, ocean geological prospecting, and data processing;

     o    platform fabrication service and maintenance; and

     o design, construction, installation and test of offshore and onshore production facilities.

     For the three years ended December 31, 2002, the amounts we paid to CNOOC subsidiaries for these services were approximately Rmb 2,038 million, Rmb 2,367 million and Rmb 3,280 million, respectively, representing 8.4%, 11.4% and 12.4%, respectively, of our total revenue. We generally conduct an open bidding process to select these services providers and the charges for these services are based on arm's-length negotiations between the parties and reflect considerations such as volume of sales, length of contracts, overall customer relationship and other market factors.

     Research and development services. Various CNOOC subsidiaries and affiliates, including the China Offshore Oil Research Center, provide us with research and development services, including:

     o    geophysical exploration services;

     o    seismic data processing;

     o    comprehensive exploration research services; and

     o    information technology services.

     We pay the China Offshore Oil Research Center an annual fee of Rmb 110 million for general research and development services. We occasionally also hire the Research Center through an open bidding process for specific research and development projects. For specific projects during the three years ended December 31, 2002, we paid the China Offshore Oil Research Center approximately Rmb 52 million, Rmb 50 million and Rmb 57 million, respectively, representing approximately 0.2%, 0.2% and 0.2%, respectively, of our total revenues.

     Lease and property management services. We have entered into lease and property management agreements with CNOOC and its subsidiaries for premises located in Beijing, Tianjin, Zhanjiang, Shanghai and Shenzhen in the PRC and in Singapore. Most of the premises are necessary for our operations, and the agreements are based on normal commercial terms. For the three years ended December 31, 2002, the aggregate rentals and management fees payable by us to CNOOC and its subsidiaries were approximately Rmb 49 million, Rmb 46 million and Rmb 54 million, respectively.

     Sales of crude oil, condensate oil and liquefied petroleum gas. We sell crude oil, condensate oil and liquefied petroleum gas to CNOOC affiliates that engage in the downstream petroleum business. The prices for these products are based on prices in the international market. For the three years ended December 31, 2002, CNOOC subsidiaries paid us approximately Rmb 508 million, Rmb 1,814 million and Rmb 4,362 million, respectively, representing approximately 2.1%, 8.7% and 16.5% of our total revenues for the respective periods.

Waiver Conditions

     The new waiver granted to us by the Hong Kong Stock Exchange to us contains the following typical conditions:

     i. in relation to the ongoing connected transactions referred to in the paragraphs headed "Contracts with foreign petroleum companies," "Trademark license agreements" and "Lease agreement in respect of the Nanshan Terminal" the transactions, and the respective agreements (if any) governing such transactions, must be on terms that are fair and reasonable so far as our shareholders are concerned and in relation to the ongoing connected transactions referred to in the paragraphs headed "Provision of materials, utilities and ancillary services," "Technical services," "Research and development services," "Lease and property management services" and "Sales of crude oil, condensate oil and liquefied petroleum gas" the transactions, and the respective agreements (if any) governing such transactions must be:

          a. entered into by us in our ordinary and usual course of business;

          b. either on normal commercial terms or, where there is no available comparison, on terms no less favorable than those available to or from independent third parties; and

          c. on terms that are fair and reasonable so far as our shareholders are concerned;

     ii. brief details of the ongoing connected transactions in each year as required by Rule 14.25(1)(A) to (D) of the Hong Kong Stock
          Exchange listing rules (i.e., the date or period of the transaction, the parties thereto and a description of their connected relationship, a brief description of the transaction and the purpose of the transaction, the total consideration and the terms, and the nature and the extent of the interest of the connected person in the transaction), must be disclosed in our annual report and accounts for the relevant year;

     iii. our independent non-executive directors must review annually the transactions and confirm, in our annual report and accounts for the year in question, that such transactions have been conducted in the manner stated in (i) above and, where applicable, within the annual limit stated in (v) below;

     iv. our auditors must carry out review procedures annually in relation to the connected transactions and must confirm in writing whether the transactions:

          a.   received the approval of our board of directors;

          b. have been entered into in accordance with the pricing policies as stated in our financial statements; and

          c. have been entered into in accordance with the terms of the agreement governing the transactions or, where there is no agreement, on terms that are not less favorable than terms available to or from independent third parties.

     For the purpose of the above review by our auditors, CNOOC has undertaken to us that it will provide the auditors with access to its relevant accounting records;

     v. the aggregate annual volume of transactions shall not exceed the proposed annual limits set out in the following table:



          Transaction             Annual Limit                   Basis for Determining the Annual Limits
          -----------------------------------------------------------------------------------------------
          Materials,              10% of our audited             Under our initial waiver, the annual
          utilities and           consolidated total             limit for this category was 3.91% of our
          ancillary               revenues in the                total revenues. The new annual limit is
          services supply         preceding financial year       based on past transaction amounts and
          agreements                                             future projections. We believe that new
                                                                 projects warrant the additional
                                                                 flexibility.

          Technical               In respect of the three        Our original waiver from the Hong Kong
          services                financial years ending         Stock Exchange limited this category of
                                  December 31, 2005, Rmb         connected transactions to Rmb 2,367
                                  5,853 million, Rmb 7,338       million for the year ended December 31,
                                  million and Rmb 4,880          2002. The new annual limits take into
                                  million, respectively          consideration continued expansion of
                                                                 existing oilfields and the development
                                                                 of two new oilfields in the Bohai Bay,
                                                                 which are expected to enter production
                                                                 by the end of year 2004.

          Research and            In respect of the three        Under our initial waiver, the limit for
          development             financial years ending         this category was Rmb 52 million per
          services for            December 31, 2005, Rmb         year. The new annual limits are based on
          particular              141 million, Rmb 148           the amounts in prior years and a
          projects                million and Rmb 153            projection of our future needs for such
                                  million, respectively          services.

          Sales of crude          In respect of the three        Our original waiver from the Hong Kong
          oil, condensate         financial years ending         Stock Exchange limited this category of
          oil and                 December 31, 2005, 42%,        transactions to Rmb 1,950 million
          liquefied               56% and 82%,                   (representing 18% of our audited
          petroleum gas           respectively, of our           consolidated revenues for the year ended
                                  audited consolidated           December 31, 2002). The new annual
                                  total revenues in the          limits are based on the amount of past
                                  preceding financial year       sales and expected increases in this
                                                                 category because of the ongoing
                                                                 development of existing oilfields and
                                                                 the development of two new oilfields in
                                                                 the Bohai Bay. The increases also
                                                                 reflect our anticipated need to use
                                                                 CNOOC's refining processes for heavy
                                                                 crude oil from new developments and the
                                                                 possibility that we may sell an
                                                                 increasing proportion of our oil and gas
                                                                 to CNOOC because of generally lower
                                                                 transportation costs.

          General                 Rmb 110 million                The annual limit for this category of
          research and                                           connected transactions is the same as
          development                                            the limit under the previous waiver from
          services                                               the Hong Kong Stock Exchange and takes
          agreement                                              into consideration our anticipated need
                                                                 for these services.

          Lease and              Rmb 78 million                  Under our initial waiver, the maximum
          management                                             amount of this category was Rmb 49
          services                                               million. The new waiver amount is based
                                                                 on possible future expansion and the
                                                                 unavailability of alternative providers.


          The proposed increase in the annual limits for the transactions is primarily a result of the continued expansion in our business scope and operations, including the ongoing development of existing oilfields and the development of two new oilfields in the Bohai Bay. The proposed annual limits for the transactions take into consideration the two new oilfields in the Bohai Bay; and

          vi. we will undertake that if any of the terms of the agreements or arrangements referred to above are altered or if we enter into any new agreements with any connected persons (within the meaning of the Hong Kong Stock Exchange's listing rules) in the future or if the limits stated in (v) above are exceeded, we will comply with the standard disclosure and shareholder approval provisions in the Hong Kong Stock Exchange's listing rules unless we apply for and obtain a separate waiver from the Hong Kong Stock Exchange.

     In addition to these connected transactions, from time to time we place cash deposits with CNOOC Finance Corporation Limited, or CNOOC Finance. CNOOC Finance is a wholly owned subsidiary of CNOOC and operates as a non-bank finance company under the supervision of the People's Bank of China. As of December 31, 2002, we had cash and cash equivalents and time deposits aggregating Rmb 2,740 million placed with CNOOC Finance. Our interest income from deposits placed with CNOOC Finance during the year 2002 was approximately Rmb 3.5 million.

     For further information regarding related party transactions, see note 27 to our consolidated financial statements attached to this annual report.

Directors' Interests

     Our directors have no interest in any business which competes or might compete with our businesses.

C.   INTERESTS OF EXPERTS AND COUNSEL

            Not applicable.

ITEM 8.  Financial Information

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See pages beginning on page F-1 following Item 19.

Legal Proceedings

     We are not a defendant in any material litigation, claim or arbitration, and we know of no pending or threatened proceeding which would have a material adverse effect on our financial condition.

Dividend Distribution Policy

     We intend to declare and pay dividends in the future. The payment and the amount of any dividends will depend on our results of operations, cash flow, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. In addition, as our controlling shareholder, CNOOC will be able to influence our dividend policy. Holders of our shares will be entitled to receive such dividends declared by our board of directors pro rata according to the amounts paid up or credited as paid up on the shares. Subject to the factors described above, we currently intend to pursue a dividend policy consistent with other international oil and gas exploration and production companies. Based on current share prices and dividends of international oil and gas exploration and production companies, we currently intend to target an initial dividend yield of approximately 1% to 3%.

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

     Following the reorganization of CNOOC and our establishment as a separate legal entity in October 1999, we paid dividends of Rmb 1,045.4 million in March 2000 and declared a dividend of Rmb 6,426.4 million on December 20, 2000, which was paid in full prior to February 1, 2001. On August 27, 2001, we declared a dividend of Rmb 871.8 million, which was paid in full prior to October 31, 2001. On June 6, 2002, we declared a dividend of Rmb 1,306.7 million (US$157.8 million), which was paid in full by June 19, 2002. On August 23, 2002, we declared a divided of Rmb 958.3 million (US$115.7 million), which was paid in full by September 27, 2002. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

     Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited. CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends. As a wholly foreign owned enterprise in China, CNOOC China has to provide for a reserve fund and staff and workers' bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNOOC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. Appropriations to the staff and workers' bonus and welfare fund, which are determined at the discretion of CNOOC China's directors, are charged to expense as incurred in the consolidated financial statements, which were prepared under Hong Kong GAAP. None of CNOOC China's contributions to these statutory funds may be used for dividend purposes.

     For the years ended December 31, 2000, 2001 and 2002, CNOOC China Limited made the following appropriations to the statutory reserves:


                                             For the year ended             For the year ended               For the year ended
                                             December 31, 2000               December 31, 2001               December 31, 2002
                                             -----------------               -----------------               -----------------
                                        Percentage         Rmb          Percentage         Rmb          Percentage         Rmb
                                      of Net Profits  (in millions)   of Net Profits  (in millions)   of Net Profits  (in millions)

Reserve fund......................         10%              847.5          10%             587.0           10%             697.1
Staff and workers' bonus and
welfare fund......................         --                --            0.7%             40.0           --               --

     Prior to our reorganization, CNOOC China was not required to make contributions to these reserve funds. Because the appropriations for these funds are determined annually by CNOOC China's board of directors based on year-end financial statements, there were no appropriations to these funds for the year ended December 31, 2000.

B.   SIGNIFICANT CHANGES

Development and Production

     On February 27, 2003, we announced the drilling of a successful wildcat well in Bozhong 34-1S-1 in southern Bohai Bay. The well was drilled on the Bozhong 34-1S structure located about 3 kilometers southeast of the Bozhong 34-2 producing oilfield.

     On December 31, 2002, we began to produce oil from the Penglai 19-3 oilfield in the Bohai Bay. Penglai 19-3 is China's largest offshore oilfield. As of December 31, 2002, our share of net proved reserves in the Penglai 19-3 field was 123 million BOE. The project is a production sharing contract between ConocoPhillips and us. We hold a 51% participating interest in it.

     On July 11, 2002, we announced that we commenced commercial production at our Wenchang project located in the Western South China Sea, approximately 400 kilometers southwest of Hong Kong and 140 kilometers east of Hainan Island, China. The Wenchang project consists of the Wenchang 13-1 and 13-2 fields. We are the operator of both fields and hold a 60% working interest in the project. The average net production for 2002 from the Wenchang project was 19,794 BOE per day.

Acquisitions

     On March 7, 2003, we entered into an agreement with a subsidiary of the BG Group to acquire an interest in the North Caspian Sea Project in Kazakhstan, subject to certain conditions including the waiver of certain preemptive rights held by the current partners to the project. On May 9, 2003, some current partners to the project elected to exercise their preemptive rights and, accordingly, we did not acquire any interest in the project.

     On January 1, 2003, we acquired BP Muturi Limited, which owns a 44.0% interest in the Muturi production sharing contract, and BP Wiriagar Limited's 42.4% interest in the Wiriagar production sharing contract for a total of approximately US$275 million. The Muturi and Wiriagar production sharing contracts, together with the Berau production sharing contract, make up the Tangguh LNG project. The Tangguh LNG project is a greenfield project located offshore Indonesia and represents one of the largest natural gas projects in Asia. Our interests in these two production sharing contracts represent approximately 12.5% of the total reserves and upstream production of the Tangguh LNG project. The remaining interests in the Tangguh LNG project are held by BP Berau (34.2%), BP Muturi (0.2%), BP Wiriagar Ltd. (2.7%), MI Berau (16.3%), Nippon (12.2%), BG (10.7%), KG Berau (8.6%), KG Wiriagar (1.4%) and
Indonesia Natural Gas Resources Muturi (1.1%).

     In October 2002, we entered into a key terms agreement to acquire an aggregate interest of approximately 5.56% in the reserves and upstream production of Australia's North West Shelf Gas Project for approximately US$365.6 million, subject to certain adjustments. Under the terms of this agreement, we would purchase our interest from the six current partners to this project: BHP Billiton, BP, ChevronTexaco, Japan Australia LNG (MIMI), Shell and Woodside Energy. Our estimated share of reserves from this project would be approximately 1.2 trillion cubic feet of natural gas. Our share of natural gas together with associated liquids would be approximately 210 million BOE. Woodside Petroleum is the operator for the project. Under the terms of the agreement, we would also acquire a 25% interest in the China LNG Joint Venture, which is being established by the six current partners to supply liquefied natural gas from the North West Shelf Gas Project to a liquefied natural gas terminal currently being developed by CNOOC and various partners in Guangdong Province, China. We expect to complete our acquisition of the interests in the North West Shelf Gas Project and China LNG Joint Venture in 2003. See "Item 4--Information on the Company--Natural Gas Business--Overseas Activity."

First Quarter 2003 Financial and Operating Results

     On March 30, 2003, we announced certain information relating to our revenues, expenditures and production results for the first quarter of 2003. Our financial data for this period has not been audited by our independent public accountants, and is presented here only for your information. You should not unduly rely on this financial or production data.

     During the first quarter of 2003, our revenues from the sale of oil and gas were Rmb 7.5 billion (US$905.8 million). Our daily average crude oil production was 308,777 barrels per day during this period, compared to 298,625 barrels per day in 2002, while our daily average natural gas production was 242 million cubic feet per day, compared to 272.6 million cubic feet per day in 2002. The average net realized price of our crude oil was US$30.33 per barrel during the first quarter of 2003, compared to US$24.35 per barrel in 2002, while the average net realized price of our natural gas was US$2.99 per thousand cubic feet, compared to US$2.98 per thousand cubic feet in 2002. The higher average net realized price of our crude oil during the recent quarterly period primarily reflected the impact of the Iraqi conflict on oil prices.

ITEM 9.  THE OFFER AND LISTING

     Not applicable, except for Item 9.A.4 and Item 9.C.

     Our H shares are listed on the Hong Kong Stock Exchange under the stock code "883" and our ADSs, each representing 20 H shares, are listed on the New York Stock Exchange under the symbol "CEO." The following table sets forth, for the periods indicated, the high and low closing prices per H share, as reported on the Hong Kong Stock Exchange, and per ADS, as reported on the New York Stock Exchange.



                                               Hong Kong Stock Exchange                        New York Stock Exchange
                                               ------------------------                        ------------------------
Period                                    High                          Low            High                           Low
                                                   (HK$ per share)                                (US$ per ADS)
2001*...............................      8.70                          6.00          22.00                          15.70
2002................................     11.65                          7.40          29.44                          19.01

2001 Financial Quarters

   1st Quarter*.....................      7.30                          6.80          18.48                          15.70
   2nd Quarter......................      8.70                          6.20          22.00                          16.00
   3rd Quarter......................      8.50                          7.00          21.75                          18.10
   4th Quarter......................      8.15                          6.90          20.70                          17.35
  2002 Financial Quarters

   1st Quarter......................      9.70                          7.40          24.92                          19.01
   2nd Quarter......................     10.95                          9.35          27.60                          23.84
   3rd Quarter......................     11.65                          9.60          29.44                          24.88
   4th Quarter......................     11.10                          9.35          28.48                          24.00
    2003 Financial Quarters

   1st Quarter......................     10.95                          9.80          28.15                          25.11

Last Six Months

   November 2002....................     10.10                          9.35          26.48                          24.00
   December 2002....................     10.50                          9.55          26.95                          24.21
   January 2003.....................     10.50                          9.80          26.93                          25.11
   February 2003....................     10.95                         10.15          27.87                          26.02
   March 2003.......................     10.90                         10.05          28.15                          25.75
   April 2003.......................     10.45                          9.90          26.96                          25.18


* We listed our H shares on the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange in February 2001.

ITEM 10.  ADDITIONAL INFORMATION

     A. SHARE CAPITAL

     Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     We are incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance. Our company registration number in Hong Kong is 685974. Under section three of our memorandum of association, we have the capacity and the rights, powers and privileges of a natural person and in addition and without limit, we may do anything which we are permitted to do by any enactment or rule of law. The following are summaries of provisions of our memorandum of association and articles of association and the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). For further details, you should read our memorandum of association and articles of association which were filed as exhibits to our registration statement on Form F-1 (Registration No. 333-10862) and we incorporate them in this annual report by reference.

   Issue of Shares

     Under the Companies Ordinance of Hong Kong, our directors may, without prior approval of the shareholders, offer to issue new shares in our company to existing shareholders pro rata. The directors may not issue new shares of our company in any other manner without the prior approval of the shareholders in a general meeting. Any approval given in a general meeting shall continue in force until the earliest to occur of the following events:

     o    the conclusion of the following annual general meeting,

     o the expiration of the period within which the next annual general meeting is required by law to be held, or

     o when revoked or varied by an ordinary resolution of the shareholders, in a general meeting of our company.

If such approval is given, the unissued shares of our company shall be at the disposal of the board of directors. The directors may offer, allot, grant options over or otherwise dispose of the unissued shares to persons at such times and for such consideration and upon such terms and conditions as the directors may determine.

     In accordance with the listing rules of the Hong Kong Stock Exchange, any such approval of the shareholders must be limited to shares with an aggregate nominal value not exceeding 20% of the aggregate value of our share capital in issue plus the aggregate nominal amount of share capital repurchased by us since the granting of such approval.

   Dividends

     Subject to the Companies Ordinance of Hong Kong, the shareholders in a general meeting may declare dividends to be paid to shareholders. However, dividends will not be declared in excess of the amount recommended by the board of directors.

     In addition to dividends declared in a general meeting, the board of directors may declare and pay to the shareholders interim dividends as appear to the board of directors to be justified by our financial position. The board of directors may also pay any fixed dividend on any shares of our company on any other dates, whenever our financial position, in their opinion, justifies such payment.

   Winding Up

     If we are wound up, the liquidator may, with the sanction of a special resolution, divide among our shareholders in specie or in kind the whole or any part of our assets or vest any part of our assets in trustees upon such trusts for the benefit of our shareholders or any of them as the resolution shall provide.

   Voting Rights

     Under the Companies Ordinance of Hong Kong, any action to be taken by the shareholders in a general meeting requires the affirmative vote of either an ordinary or a special resolution passed at such meeting.

     o An ordinary resolution is a resolution passed by the majority of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting.

     o A special resolution is a resolution passed by not less than 75% of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting.

Generally, resolutions of shareholders are passed by ordinary resolution. However, the Companies Ordinance of Hong Kong provides that some matters may only be passed as special resolutions. These matters include:

     o    alteration of the object clause,

     o    alteration of the articles,

     o    change of a company's name,

     o    reduction of share capital, and

     o    voluntary winding up.

     Voting at any meeting of shareholders is by a show of hands unless a poll is demanded. If voting is by a show of hands, every shareholder who is present at the meeting in person or by proxy has one vote. On a poll, every shareholder who is present in person or by proxy has one vote for every share held or represented by him. A poll may be demanded in some circumstances by:

     o    the chairman of the meeting,

     o at least three shareholders present in person or by proxy and entitled to vote at the meeting,

     o shareholders present in person or by proxy who represent in the aggregate not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting, or

     o shareholders present in person or by proxy and holding shares conferring a right to amend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than 10% of the total sum paid up on all shares conferring that right.

     Any action to be taken by the shareholders requires the affirmative vote of the requisite majority of the shares at a meeting of shareholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so.

   Modification of Rights

     Subject to the Companies Ordinance of Hong Kong, any of the rights attaching to any class of shares, unless otherwise provided for by the terms of issue of the shares of that class, may be varied or abrogated with the written consent of the holders of not less than 75% of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

   Borrowing Powers

     Our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of our undertaking, property and asserts, whether present or future, and uncalled capital. Our board of directors may issue debentures, debenture stock, bonds or other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. These borrowing powers are subject to variation by a special resolution of our company.

C.   MATERIAL CONTRACTS

     Incorporated by reference to our registration statement on Form F-1 (Registration No. 333-10862), to which most of our current material contracts were filed as exhibits. For additional information on our material contracts, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions" and "Item 19--Exhibits."

D.   EXCHANGE CONTROLS

     A portion of our Renminbi revenue may need to be converted into other currencies by our wholly owned principal operating subsidiary in the PRC, CNOOC China Limited, to meet our foreign currency obligations. We have substantial requirements for foreign currency, including:

     o    debt service on foreign currency denominated debt;

     o    overseas acquisitions of oil and gas properties;

     o    purchases of imported equipment; and

     o payment of dividends declared in respect of shares held by international investors.

     CNOOC China Limited may undertake current account foreign exchange transactions without prior approval from the State Administration for Foreign Exchange. It has access to current account foreign exchange so long as it can produce commercial documents evidencing such transactions and provided that they are processed through certain banks in China. Foreign exchange transactions under the capital account, including principal payments with respect to foreign currency denominated obligations, will be subject to the registration requirements of the State Administration for Foreign Exchange.

     Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. The PRC government has stated publicly that it intends to make Renminbi freely convertible in the future. However, we cannot predict when the PRC government will allow free conversion of Renminbi into foreign currencies. Renminbi devaluation and fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. Renminbi devaluation and exchange rate fluctuations may adversely affect our results of operations and financial condition and may result in foreign exchange losses because of our substantial U.S. dollar and Japanese yen-denominated debts, expenses and other requirements. In addition, we may not be able to increase the Renminbi prices of our domestic sales to offset fully any depreciation of the Renminbi due to political, competitive or social pressures. We do not hedge exchange rate fluctuations between the Renminbi and foreign currencies and currently have no plans to do so. For further information on foreign exchange risks, foreign exchange rates and hedging activities, see "Currencies and Exchange Rates" and "Item 11--Qualitative and Quantitative Disclosure about Market Risk."

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

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.   STATEMENT BY EXPERTS

     Not applicable.

H.   DOCUMENTS ON DISPLAY

     We are also subject to the informational requirements of the Exchange Act and accordingly file reports and other information with the Securities and Exchange Commission. You may inspect and copy our reports and other information we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549. You may also inspect such documents at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the internet at its website at http://www.sec.gov.

I.   SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11.  QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Our market risk exposures primarily consists of fluctuations in oil and gas prices, exchange rates and interest rates.

   Commodity Price Risks

     We are exposed to fluctuations in prices of crude oil and natural gas, which are commodities whose prices are determined by reference to international market prices. International oil and gas prices are volatile and this volatility has a significant effect on our net sales and net income. We do not hedge market risk resulting from fluctuations in oil and gas prices. See "--Overview" and "Item 3--Key Information--Risk Factors--Risks relating to our business--Our business, revenues and profits fluctuate with changes in oil and gas prices."

   Currency Risk

     Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

     Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. In the last nine years, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. Our domestic oil and gas prices are quoted in U.S. dollars based on international U.S. dollar oil prices. Therefore we believe we are largely able to offset Renminbi exchange rate risk. In the past three years, our major foreign currency risk arose from our Japanese yen-denominated loan. On December 31, 2002, the outstanding amount of our Japanese yen-denominated loan was JPY 1,357 million. Since the outstanding amount of our Japanese yen loan is hedged using foreign currency swaps, we do not expect significant exchange gains or losses on this outstanding amount in the future. For a discussion of our currency risk, see "Item 3--Key Information--Risk Factors--Risks relating to the PRC--Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition."

   Interest Rate Risk

     We are exposed to interest rate risk arising from our loans. An upward fluctuation in interest rates increases the cost of new debt. We may use interest rate swap transactions, from time to time, to adjust our interest rate exposure when considered appropriate, based on existing and anticipated market conditions.

     As of December 31, 2002, our total outstanding debt, including both foreign currency-denominated and Renminbi-denominated loans, was US$649.4 million, US$31.4 million of which was floating rate debt and US$618.0 million of which was fixed rate debt. After our prepayment of certain debt in early 2003 and as of April 30, 2003, all of our outstanding long-term loans were fixed rate debt.

     The following table sets for additional information about the expected maturity dates of our outstanding debt as of December 31, 2002.


                                                                                                                       Fair value
                                                                                                                         as of
                                                                                                  2008                December 31,
                                                    2003     2004    2005     2006     2007    and after     Total       2002
                                                   ------   -----   ------   ------   -----   -----------   -------  ------------
                                                                        (Rmb in millions, except percentages)

Long-term debt, including current portion
   Fixed rate..................................      76       19      19      846       19         --         979       1,389
   Average interest rate.......................    8.185%   8.495%  8.592%   8.692%   4.000%       --

   Variable rate...............................      260      --      --       --       --         --         260         260
   Average interest rate.......................    1.383%     --      --       --       --         --

6.375% long-term guaranteed notes
   Fixed rate..................................      --       --      --       --       --        4,140      4,140       4,482
   Average interest rate.......................    6.375%   6.375%  6.375%   6.375%   6.375%     6.375%



     The above table takes into account our early repayment of certain loans prior to May 13, 2003. For additional discussions of our market risks, see "Item 3--Key Information--Risk Factors."

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS

     None.

B.   USE OF PROCEEDS

     As of December 31, 2002, we had used all the net offering proceeds from our initial public offering in February 2001 as follows:

     o US$1,030 million to fund our capital expenditures and investments, including approximately US$570 million to finance our acquisition of Indonesian oil and gas assets from Repsol YPF, S.A.; and

     o US$200 million to CNOOC in respect of retirement benefits payable to retired CNOOC employees.

     There was no material change in the use of proceeds as described in the prospectus relating to our initial public offering.

     Further details of the Repsol acquisition are discussed under "Item 4--Information on the Company--Business Overview--Principal Oil and Gas Regions--Overseas Activity."

ITEM 15.  CONTROLS AND PROCEDURES

     (a) Within the 90 days prior to the filing date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

     (b) There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16.  RESERVED

                                   PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages beginning on page F-1 following Item 19.

ITEM 19.  EXHIBITS

     The following documents are filed as part of this annual report:

Exhibit
Number             Document
-------            --------

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

2.1                Form of Indenture.

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

4.3 The Reorganization Agreement dated September 13, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
                   333-10862).

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

4.11 Trademark License Agreement dated September 9, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
                   333-10862).

4.12 Trademark License Agreement dated September 9, 1999 between China Offshore Oil Marketing Company, CNOOC Limited and Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
                   333-10862).

4.13 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 with CNOOC affiliates, incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
                   333-10862).

4.14 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 with CNOOC affiliates, incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
                   333-10862).

4.15 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 with CNOOC affiliates, incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
                   333-10862).

4.16 Agreement for provision of materials, facilities and auxiliary services dated September 9, 1999 with CNOOC affiliates, incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
                   333-10862).

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

10.1 Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File
                   Number: 1-14966).

10.2 Sarbanes-Oxley Act of 2002 Section 906 Certification furnished (not filed) to the Securities and Exchange Commission.

                                   Signature

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report of its behalf.

                           CNOOC Limited

                           By:    /s/ Yunshi Cao
                                 ---------------------------------------------
                                 Name:    Yunshi Cao
                                 Title:   Company Secretary, General Counsel
                                          and Senior Vice President

Date:  May 13 , 2003

                                 Certification

I, Liucheng Wei, Chairman and Chief Executive Officer of CNOOC Limited, certify that:

1.   I have reviewed this annual report on Form 20-F of CNOOC Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flow of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 13, 2003

                             By:    /s/ Liucheng Wei
                                   ------------------------------------------
                                   Name:   Liucheng Wei
                                   Title:  Chairman & Chief Executive Officer

                                 Certification

I, Mark Z.L. Qiu, Chief Financial Officer and Senior Vice President of CNOOC Limited, certify that:

1.   I have reviewed this annual report on Form 20-F of CNOOC Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flow of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 13, 2003

                                By:          /s/ Mark Z.L. Qiu
                                      ------------------------------------
                                      Name:   Mark Z.L. Qiu
                                      Title:  Chief Financial Officer
                                              and Senior Vice President

CNOOC LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                                    INDEX TO FINANCIAL STATEMENTS


                                                                                                                             Page
CNOOC LIMITED AND ITS SUBSIDIARIES
   Report of Independent Public Accountants.................................................................................  F-3
   Copy of Report of Independent Public Accountants previously issued by
     Arthur Andersen & Co .................................................................................................   F-4
   Consolidated income statements for the years ended December 31, 2002, 2001,
     and 2000..............................................................................................................   F-5
   Consolidated balance sheets as of December 31, 2002 and 2001............................................................   F-7
   Consolidated statements of changes in equity for the years ended December 31, 2002,
     2001, and 2000........................................................................................................   F-8
   Consolidated cash flow statements for the years ended December 31, 2002,
     2001, and 2000........................................................................................................   F-9
   Notes to the consolidated financial statements..........................................................................  F-10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of CNOOC Limited
(incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated balance sheet of CNOOC Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2002, and the related consolidated statement of income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of CNOOC Limited and its subsidiaries for the years ended December 31, 2000 and 2001 were audited by other auditors who have ceased operations and whose report dated March 27, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and auditing standards established by the Hong Kong Society of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNOOC Limited and its subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Hong Kong ("Hong Kong GAAP").

Hong Kong GAAP does not conform to generally accepted accounting principles in the United States of America. A description of the significant differences between those two generally accepted accounting principles and the effect of those differences on net income and shareholders' equity is set forth in Note 38 to the consolidated financial statements.




 /s/  Ernst & Young
----------------------------
Ernst & Young
Certified Public Accountants


Hong Kong
March 27, 2003

     The following is a copy of the report previously issued by Arthur Andersen & Co in connection with CNOOC Limited's Form 20-F Annual Report for fiscal year 2001 filed with the Securities and Exchange Commission

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of CNOOC Limited:

We have audited the accompanying consolidated balance sheets of CNOOC Limited (established in the Hong Kong Special Administrative Region, the People's Republic of China) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, recognised gains and losses and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the management of CNOOC Limited. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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





ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong
March 27, 2002

                                                 CNOOC LIMITED AND ITS SUBSIDIARIES
                                                   CONSOLIDATED INCOME STATEMENTS
                                        FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                     (All amounts expressed in thousands, except per share data)

                                                  Notes         2000               2001                2002                2002
                                                ---------   ------------       ------------       --------------       ------------
                                                              RMB'000            RMB'000            RMB'000             US$'000
REVENUE
    Oil and gas sales                              8,27      18,819,323         17,560,788          23,779,294          2,871,895
    Marketing revenues                               9        5,126,015          2,537,032           2,377,469            287,134
    Other income                                                278,580            721,737             217,052             26,214
                                                            ------------       ------------       --------------       ------------

                                                             24,223,918         20,819,557          26,373,815          3,185,243
                                                            ------------       ------------       --------------       ------------
EXPENSES
    Operating expenses                                       (2,124,078)        (2,329,130)         (3,775,334)          (455,958)
    Production taxes                                         (1,036,729)          (883,768)         (1,023,049)          (123,557)
    Exploration expenses                                       (552,869)        (1,039,297)         (1,318,323)          (159,218)
    Depreciation, depletion and
       amortisation                                          (2,577,882)        (2,566,920)         (4,019,532)          (485,451)
    Dismantlement                                   28         (103,569)           (90,367)           (126,139)           (15,234)
    Impairment losses related to                   17
4        property, plant and equipment                               --            (99,675)                 --                --
    Crude oil and product purchases                 9        (5,097,765)        (2,453,312)         (2,326,338)          (280,959)
    Selling and administrative
        expenses                                   10          (456,002)          (615,389)         (1,006,540)          (121,563)
    Other                                                      (217,599)          (517,876)            (30,866)            (3,728)
                                                            ------------       ------------       --------------       ------------

                                                            (12,166,493)       (10,595,734)        (13,626,121)        (1,645,668)
                                                            ------------       ------------       --------------       ------------

PROFIT FROM OPERATING ACTIVITIES                             12,057,425         10,223,823          12,747,694          1,539,575

Interest income                                                 236,624            317,706             147,870             17,859
Interest expenses                                  11          (475,004)          (116,634)           (294,792)           (35,603)
Exchange (loss)/gain, net                                       381,336            235,409            (113,814)           (13,746)
Investment income                                                    --            220,650             193,277             23,343
Share of profit of an associate                                 218,326             89,963             165,387             19,974
Non-operating (loss)/income, net                               (196,031)            34,941             (71,379)            (8,621)
                                                            ------------       ------------       --------------       ------------

PROFIT BEFORE TAX                                            12,222,676         11,005,858          12,774,243          1,542,781

Tax                                                14        (1,926,076)        (3,048,227)        (3,541,416)           (427,707)
                                                            ------------       ------------       --------------       ------------

NET PROFIT                                                   10,296,600          7,957,631           9,232,827          1,115,074
                                                            ============       ============       ==============       ===========


The accompanying notes are an integral part of these financial statements.

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                     CONSOLIDATED INCOME STATEMENTS (CONT'D)
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

           (All amounts expressed in thousands, except per share data)


                      Notes       2000            2001       2002      2002
                     -------   -----------     ---------  ---------   -------
                                 RMB'000        RMB'000    RMB'000     US$'000

DIVIDENDS
      Final             15       6,426,424            --  1,306,740   157,819
      Interim           15              --       871,194    958,314   115,738
                               -----------     --------   ---------   -------
                                 6,426,424       871,194  2,265,054   273,557
                               ===========     =========  =========   =======

EARNINGS PER SHARE
      Basic             16     RMB   1.63      RMB  1.00  RMB  1.12   US$ 0.14
      Diluted           16     RMB   1.63      RMB  1.00  RMB  1.12   US$ 0.14

DIVIDEND PER SHARE
      Final             15     RMB   0.98           N/A   RMB  0.16   US$ 0.02
      Interim           15           N/A       RMB  0.11  RMB  0.12   US$ 0.01

EARNINGS PER ADS
       Basic            16     RMB   32.53     RMB 20.04  RMB 22.48   US$ 2.71
       Diluted          16     RMB   32.53     RMB 20.04  RMB 22.47   US$ 2.71


The accompanying notes are an integral part of these financial statements.


                                    CNOOC LIMITED AND ITS SUBSIDIARIES
                                        CONSOLIDATED BALANCE SHEETS
                                     AS OF DECEMBER 31, 2002 AND 2001

                                   (All amounts expressed in thousands)

                                                   Notes             2001            2002          2002
                                                 ----------      -----------     ----------     ---------
                                                                   RMB'000         RMB'000       US$'000

NON-CURRENT ASSETS
Property, plant and equipment, net                  17            23,827,499     36,071,820     4,356,500
Investment in an associate                          18               461,990        537,377        64,901
                                                                 -----------     ----------     ---------
                                                                  24,289,489     36,609,197     4,421,401
                                                                 -----------     ----------     ---------

CURRENT ASSETS
Accounts receivable, net                            19             1,194,180      3,063,266       369,960
Inventories and supplies                            20               627,337        848,605       102,489
Due from related companies                          27               176,519        453,290        54,745
Other current assets                                                 692,595      1,060,955       128,135
Short-term investments                              21             8,895,804      6,531,278       788,801
Time deposits with maturities over three months     27             2,050,000      4,690,000       566,425
Cash and cash equivalents                           27             6,393,724      7,839,114       946,753
                                                                 -----------     ----------     ---------

                                                                  20,030,159     24,486,508     2,957,308
                                                                 -----------     ----------     ---------

TOTAL ASSETS                                                      44,319,648     61,095,705     7,378,709
                                                                 -----------     ----------     ---------

CURRENT LIABILITIES
Accounts payable                                    22               591,624      2,659,743       321,225
Other payables and accrued liabilities              23               813,146      1,712,408       206,813
Current portion of long-term bank loans             24             1,231,840        297,518        35,932
Due to the parent company                         26, 27             125,493        270,438        32,662
Due to related companies                            27               157,823        231,592        27,970
Tax payable                                                        1,471,750      1,962,765       237,049
                                                                 -----------     ----------     ---------

                                                                   4,391,676      7,134,464       861,651
                                                                 -----------     ----------     ---------

NON-CURRENT LIABILITIES
Long-term bank loans                                24             3,255,699        941,093       113,659
6.375% long-term guaranteed notes                   25                    --      4,071,184       491,689
Provision for dismantlement                         28             1,598,130      2,239,320       270,449
Deferred tax liabilities                            14             1,763,637      6,141,156       741,685
                                                                 -----------     ----------     ---------
                                                                   6,617,466     13,392,753     1,617,482
                                                                 -----------     ----------     ---------

CAPITAL AND RESERVES
Issued capital                                      29               876,978        876,978       105,915
Reserves                                            30            32,433,528     39,691,510     4,793,661
                                                                 -----------     ----------     ---------
                                                                  33,310,506     40,568,488     4,899,576
                                                                 -----------     ----------     ---------

TOTAL EQUITY AND LIABILITIES                                      44,319,648     61,095,705     7,378,709
                                                                  ==========     ==========     =========

The accompanying notes are an integral part of these financial statements.

                                               CNOOC LIMITED AND ITS SUBSIDIARIES
                                                 STATEMENTS OF CHANGES IN EQUITY
                                      FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                        (All amounts expressed in thousands of Renminbi)

                                                                          Cumulative
                                     Share        Share     Revaluation    translation    Statutory      Retained
                                    capital      premium      reserve        reserve       reserve       earnings          Total
                                   ---------   ----------  ------------  --------------  ----------   ------------  ------------
Balances at January 1, 2000          642,000    7,124,955       170,598              --     100,874       345,813     8,384,240
Net profit for the year                   --           --            --              --          --    10,296,600    10,296,600
Appropriation to statutory\
  reserve                                 --           --            --              --     847,464      (847,464)            --
Dividends (Note 15)                       --           --            --              --          --   ( 6,426,424)  ( 6,426,424)
Net proceeds from Private
  Placements                          59,181    3,710,483            --              --          --            --     3,769,664
Surplus on revaluation of  properties     --           --       104,073              --          --            --       104,073
Foreign currency translation
  differences                             --           --            --  (       6,350)          --            --    (    6,350)
                                   ---------   ----------  ------------  --------------  ----------   -----------   ------------
Net gain not recognised in the
  income statement                        --           --            --  (       6,350)          --            --    (    6,350)
                                   ---------   ----------  ------------  --------------  ----------   -----------   -----------

Balances at January  1, 2001         701,181   10,835,438       274,671  (       6,350)     948,338     3,368,525    16,121,803
Issuance of ordinary shares          175,797    9,925,767            --              --          --            --    10,101,564
Net profit for the year                   --           --            --              --          --     7,957,631     7,957,631
Appropriation to statutory
  reserve                                 --           --            --              --     587,022   (   587,022)            --
Dividends (Note 15)                       --           --            --              --          --   (   871,194)   (  871,194)
Foreign currency translation
  differences                             --           --            --            702           --            --           702
                                   ---------   ----------  ------------  --------------  ----------   -----------   ------------
Net gain not recognised in the
  income statement                        --           --            --            702           --            --           702
                                   ---------   ----------  ------------  --------------  ----------   -----------   ------------

Balances at January 1, 2002 as
  previously stated                  876,978   20,761,205       274,671  (       5,648)   1,535,360     9,867,940    33,310,506
Cumulative effect of change in
  accounting policy (Note 3)              --           --            --              --          --       298,157       298,157
                                   ---------   ----------  ------------  --------------  ----------   -----------   ------------

Balances at January 1, 2002
  as restated                        876,978   20,761,205       274,671         (5,648)   1,535,360    10,166,097    33,608,663
Net profit for the year                   --           --            --              --          --     9,232,827     9,232,827
Appropriation to statutory
  reserve                                 --           --            --              --     697,050   (   697,050)            --
Dividends (Note 15)                       --           --            --              --          --   ( 2,265,054)  ( 2,265,054)
Foreign currency translation
  differences                             --           --            --  (       7,948)          --            --   (     7,948)
                                   ---------   ----------  ------------  --------------  ----------   -----------   ------------
Net loss not recognised in the
 income statement                         --           --            --   (      7,948)          --            --   (     7,948)
                                   ---------   ----------  ------------  --------------  ----------   -----------   ------------

Balances at December 31, 2002        876,978   20,761,205       274,671   (     13,596)   2,232,410    16,436,820    40,568,488
                                   =========   ==========  ============  ==============  ==========  ============   ============

The accompanying notes are an integral part of these financial statements.

                                         CNOOC LIMITED AND ITS SUBSIDIARIES
                                         CONSOLIDATED CASH FLOW STATEMENTS
                                FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                        (All amounts expressed in thousands)

                                                  Notes           2000         2001         2002           2002
                                                 --------     -----------  ------------  ------------  -----------
                                                                RMB'000       RMB'000      RMB'000       US$'000
OPERATING ACTIVITIES
Cash generated from operations                     32(a)      14,429,703    14,024,982    17,261,970    2,084,779
Income taxes paid                                             (  880,080)  ( 2,611,450)  ( 3,013,279)  (  363,923)
Income tax refund                                                      --            --      167,065       20,177
Interest received                                                163,461       317,706       147,870       17,859
Dividends received                                                21,000        99,000        90,000       10,870
Short-term investment income received                                 --        53,641        79,679        9,623
Interest paid                                                 (  501,383)  (   124,422)  (   136,222)  (   16,452)
                                                              -----------  ------------  ------------  -----------

Net cash from operating activities                            13,232,701    11,759,457    14,597,083    1,762,933
                                                              -----------  ------------  ------------  -----------

INVESTING ACTIVITIES
Additions of property, plant and equipment                    (4,403,968)  ( 4,342,622)  ( 6,832,746)  (  825,211)
Proceeds from disposals of property, plant and
  equipment                                                       27,148         6,313           446           54
Acquisition of subsidiaries                        32(b)               --            --  ( 4,734,174)  (  571,760)
(Increase)/decrease in time deposits with
  maturities over three months                                (3,424,512)    1,374,512   ( 2,640,000)  (  318,841)
Additions of short-term investments                           (  300,000)  ( 8,699,312)  ( 3,399,413)  (  410,557)
Disposals of short-term investments                                    --      308,506     5,882,305      710,423
Increase in amounts due from related companies                   240,726   (    13,831)           --            --
                                                              -----------  ------------  ------------  -----------

Net cash used in investing activities                         (7,860,606)  (11,366,434)  (11,723,582)  (1,415,892)
                                                              -----------  ------------  ------------  -----------

FINANCING ACTIVITIES
Issue of 6.375% long-term guaranteed notes                             --            --    4,059,345      490,259
Net proceeds from Private Placement                            3,769,664             --            --           --
Repayment of bank loans                                       (3,371,657)  (  3,497,533) ( 3,367,347)  (  406,684)
Dividends paid                                                (4,074,466)  (  4,268,517) ( 2,265,054)  (  273,557)
Increase/ (decrease) in amount due to the parent
 company                                                          47,256   (  1,657,004)     144,945       17,505
Proceeds from issue of share capital                                   --    10,101,564           --            --
Proceeds from new bank loans                                     339,423      2,500,000           --            --
Increase in amounts due to related companies                  (  164,570)        25,564           --            --
                                                              -----------  ------------  ------------  -----------

Net cash (used in)/from financing activities                  (3,454,350)    3,204,074   ( 1,428,111) (   172,477)
                                                              -----------  ------------  ------------ -----------

NET INCREASE IN CASH AND CASH
  EQUIVALENTS                                                  1,917,745     3,597,097     1,445,390      174,564

Cash and cash equivalents at beginning of year                   878,882     2,796,627     6,393,724      772,189
                                                              -----------  ------------  ------------  -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                       2,796,627     6,393,724     7,839,114      946,753
                                                              ===========  ============  ============  ===========

ANALYSIS OF BALANCES OF CASH AND
  CASH EQUIVALENTS

Cash and bank balances                                         2,796,627     6,393,724     7,839,114      946,753
                                                              ===========  ============  ============  ===========

The accompanying notes are an integral part of these financial statements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

1.   CORPORATE INFORMATION

     CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on August 20, 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum.

     In the opinion of directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

     As of December 31, 2002, we had direct or indirect interests in the following principal subsidiaries. All of these entities are private limited companies and were owned by the parent company upon their incorporation/establishment except for CNOOC International Limited and CNOOC Finance (2002) Limited which were owned by the Company upon its incorporation and nine subsidiaries which were newly acquired from Repsol-YPF, S.A. during the year.

     Particulars of the principal subsidiaries are as follows:



                                           Place and date of     Nominal value       Percentage of
                                           incorporation/            of issued              equity
                                           registration and     ordinary share     attributable to
     Name                                  operations                  capital        the Company        Principal activities
     ---------------------------------     ------------------   --------------     ---------------       --------------------
     Directly held subsidiaries:

     CNOOC China Limited                   Tianjin, the PRC      RMB10 billion                100%       Offshore petroleum
                                           September 15, 1999                                            exploration, development,
                                                                                                         production and sales in
                                                                                                         the PRC

     CNOOC International Limited           British Virgin Islands         US$2                100%       Investment holding
                                           August 23, 1999

     China Offshore Oil                    Singapore               S$3 million                100%       Sales and marketing of
     (Singapore) International             May 14,1993                                                   petroleum outside of the
     Pte., Ltd.                                                                                          PRC

     CNOOC Finance (2002) Limited          British Virgin Islands     US$1,000                100%       Bond issuance
                                           January 24, 2002

     Indirectly held subsidiaries*:

     Malacca Petroleum Limited             Bermuda                   US$12,000                100%       Investment holding
                                           November 2, 1995

     OOGC America, Inc.                    State of Delaware,         US$1,000                100%       Investment holding
                                           United States of
                                           America
                                           September 2, 1997

     OOGC Malacca Limited                  Bermuda                   US$12,000                100%       Investment holding
                                           November 2, 1995






                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

1.  CORPORATE INFORMATION (CONT'D)


                                        Place and date of incorporation/     Nominal value of issued
Name                                    registration and operations           ordinary share capital
----------------------------            --------------------------------     -----------------------

CNOOC Southeast Asia Limited            Bermuda                                    US$12,000
                                        May 16, 1997

CNOOC ONWJ Ltd.                         Labuan, F.T., Malaysia                          US$1
                                        March 27, 2002

CNOOC SES Ltd.                          Labuan, F.T., Malayisa                          US$1
                                        March 27, 2002

CNOOC Poleng Ltd.                       Labuan, F.T., Malayisa                          US$1
                                        March 27, 2002

CNOOC Madura Ltd.                       Labuan, F.T., Malayisa                          US$1
                                        March 27, 2002

CNOOC Blora Ltd.                        Labuan, F.T., Malayisa                          US$1
                                        March 27, 2002


                                        Percentage of equity
                                        attributable to the
Name                                    Company                     Principal activities
----------------------------            --------------------        ----------------------------------------

CNOOC Southeast Asia Limited                   100%                 Investment holding

CNOOC ONWJ Ltd.                                100%                 Offshore petroleum exploration,
                                                                    development and production in Indonesia

CNOOC SES Ltd.                                 100%                 Offshore petroleum exploration,
                                                                    development and production in Indonesia

CNOOC Poleng Ltd.                              100%                 Offshore petroleum exploration,
                                                                    development and production in Indonesia

CNOOC Madura Ltd.                              100%                 Offshore petroleum exploration,
                                                                    development and production in Indonesia

CNOOC Blora Ltd.                               100%                 Offshore petroleum exploration,
                                                                    development and production in Indonesia


* Indirectly held through CNOOC International Limited.

During the year, the Group acquired nine subsidiaries of Repsol-YPF, S.A. Subsequent to the acquisition, a restructuring was performed whereby all the assets and liabilities acquired from the subsidiaries of Repsol-YPF, S.A. were transferred to the newly established companies in Labuan, F.T., Malaysia. Further details of this acquisition are included in note 5 to the financial statements.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE
   ("SSAPs")

The following recently-issued and revised SSAPs and related Interpretations are effective for the first time for the current year's financial statements:

SSAP 1   (Revised)    :    "Presentation of financial statements"
SSAP 11 (Revised)     :    "Foreign currency translation"
SSAP 15 (Revised)     :    "Cash flow statements"
SSAP 34               :    "Employee benefits"
Interpretation 14     :    "Evaluating the substance of transactions involving
                               the legal form of a lease"
Interpretation 15     :    "Business combinations - "Date of exchange" and fair
                               value of equity instruments"
Interpretation 18     :    "Consolidation and equity method - Potential voting
                              rights and allocation of ownership interests"

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of adopting these SSAPs and Interpretations are summarised as follows:

SSAP 1 (Revised) prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The principal impact of the revision to this SSAP is that a consolidated statement of changes in equity is now presented on page F-8 of the financial statements in place of the consolidated statement of recognised gains and losses that was previously required and in place of the Group reserves note.

SSAP 11 (Revised) prescribes the basis for the translation of foreign currency transactions and financial statements. The principal impact of the revision of this SSAP on the consolidated financial statements is that the income statement of overseas subsidiaries are now translated to Renminbi at the exchange rates at the dates of the transactions, or at an approximation thereto, whereas previously they were translated at the exchange rates at the balance sheet date. The adoption of the revised SSAP 11 has had no material effect on the financial statements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs") (CONT'D)

SSAP 15 (Revised) prescribes the revised format for the cash flow statement. The principal impact of the revision of this SSAP is that the consolidated cash flow statement now presents cash flows under three headings, cash flows from operating, investing and financing activities, rather than the five headings previously required. In addition, cash flows from overseas subsidiaries arising during the year are now translated to Renminbi at the exchange rates at the dates of the transactions, or at an approximation thereto, whereas previously they were translated at the exchange rates at the balance sheet date.

SSAP 34 prescribes the principles to be applied for recognition, measurement and disclosures for employee short-term and long-term benefits. In addition, disclosures are now required in respect of the Company's share option scheme, as detailed in Note 29 to the financial statements. These share option scheme disclosures are similar to the Listing Rules disclosures previously included in the Report of the Directors, which are now required to be included in the notes to the financial statements as a consequence of the SSAP. The SSAP requirements have not had a material effect on the amounts previously recorded in the financial statements, therefore no prior year adjustment has been required.


3. CHANGE IN ACCOUNTING POLICY

During the year, the Group changed its method of accounting for the provision for dismantlement to comply with SSAP 28 "Provisions, contingent liabilities and contingent assets". SSAP 28 requires a provision to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

The effect of this change in accounting policy was to increase retained earnings and property, plant and equipment, as of January 1, 2002 by RMB298,156,268 and RMB736,848,177
respectively, and to increase the provision for dismantlement and deferred tax liabilities as of January 1, 2002 by RMB310,910,651 and RMB127,781,258 respectively. No adjustment was made to the prior year amounts as the impact on the financial statements for the year ended December 31, 2001 was not material.


4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") and the requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention as modified by the revaluation of land and buildings and short-term investments. The significant differences between Hong Kong GAAP and generally accepted accounting principles in the United States of America ("US GAAP") are set forth in Note 38 to the financial statements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2002. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Impairment of assets

An assessment is made whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)


4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, plant and equipment

Property, plant and equipment comprise oil and gas properties, land and buildings, and vehicles and office equipment.

(i) Oil and gas properties

    For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development costs, including those renewals and betterments which extend the economic life of the assets, and the borrowing costs arising from borrowings used to finance the development of oil and gas properties before they are substantially ready for production are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are treated as expenses when incurred.

    Exploratory wells are evaluated for economic viability within one year of completion. Exploratory wells that discover potentially economic reserves in areas where major capital expenditures will be required before production would begin and when the major capital expenditure depends upon successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

    Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the depreciation, depletion and amortisation provision. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.

    Capitalised acquisition costs of proved properties are amortised by the unit-of-production method on a property-by-property basis computed based on the total estimated units of proved reserves.

    The Group estimates future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practices. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, plant and equipment (cont'd)

(ii) Land and buildings

    Land and buildings represent the onshore buildings and the land use rights which are stated at valuation less accumulated depreciation and accumulated impairment losses. Professional valuations are performed periodically with the last valuation performed on December 31, 2000. In the intervening years, the directors review the carrying value of land and buildings and adjustment is made where in the directors' opinion there has been a material change in value. Any increase in land and building valuation is credited to the revaluation reserves; any decrease is first offset against an increase in earlier valuation in respect of the same property and is thereafter charged to the income statement. Depreciation is calculated on the straight-line basis at annual rate estimated to write off valuation of each asset over its expected useful life, ranging from 30 to 50 years.

(iii) Vehicles and office equipment

    Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful life. The Group estimates the useful lives of vehicles and office equipment to be 5 years.

The useful lives of assets and method of depreciation, depletion and amortisation are reviewed periodically.

The gain or loss on disposal or retirement of property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset. Any revaluation reserve relating to the fixed asset is transferred to retained earnings as a reserve movement.

Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

The Company's interests in subsidiaries are stated at cost less any impairment losses.

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of the associate is included in the consolidated income statement and consolidated reserves, respectively. The Group's proportionate interests in the associate are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)


4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Trade and other receivables

Trade and other receivables are stated at their cost, after provision for doubtful accounts.

Inventories and supplies

Inventories consist primarily of oil and supplies consist mainly of items for repair and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Supplies are capitalised to property, plant and equipment when used for renewals and betterments of oil and gas properties and have resulted in an increase in the future economic values of oil and gas properties or are recognised as expenses when used.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Short-term investments

Short-term investments are investments in debt and equity securities not intended to be held on a continuing basis and are stated at their fair values at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement in the period in which they arise.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are payable on demand and form an integral part of the Group's cash management. For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, and term deposits with maturities of three months or less, and assets similar in nature to cash which are not restricted to use.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

 Provisions

 A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

 When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

 Provisions for dismantlement are made based on the present value of the future costs expected to be incurred, on a site by site basis, in respect of the Group's expected dismantlement costs at the end of the related oil exploration and recovery activities.

 Deferred tax

 Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

 Revenue recognition

 Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i) Oil and gas sales

    Revenues represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and government share of allocable share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

    Oil and gas lifted and sold by the Group above or below the Group's participating interests in the production sharing contracts result in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year end oil prices. Settlement will be in kind when the liftings are equalised or in cash when production ceases.

    The Group entered into a gas sales contract with a customer which contains take-or-pay clauses. The clauses require the customer to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, the customer must pay for the deficiency gas, even though the gas is not taken. The customer can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until any make-up gas is taken by the customer or the expiry of the contract.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

   Revenue recognition (cont'd)

  (ii)  Marketing revenues

        Marketing revenues represent sales of oil purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil through the Company's subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, are transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil sold is included in crude oil and product purchases.

  (iii) Other income

        Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services are rendered.

 (iv)   Interest income

        Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis taking into account the effective yield on the assets.

 (v)    Dividend income

        Dividend income is recognised when the right to receive payment has been established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised incurred during a period should not exceed the amount of borrowing cost incurred during that period.

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, and amortisation of ancillary costs incurred in connection with arranging borrowings.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

 Research and development costs

 Research costs are charged to the income statement as incurred.

 Development expenditure (other than relating to oil and gas properties discussed above) incurred on projects is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably, and there is reasonable certainty that the projects are technically feasible and have commercial value. Development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

 Foreign currencies

 The books and records of the Company and its subsidiary in China are maintained in Renminbi ("RMB"). Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement.

 On consolidation, the financial statements of overseas subsidiaries and an associate are translated into RMB using the net investment method, whereby assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and income and expenses are translated at the weighted average rates of exchange during the year. Share capital, share premium account and retained earnings are translated at historical rates. The resulting translation differences are included in the cumulative translation reserve.

 For the convenience of the readers, translation of amounts from RMB into United States dollars ("US$") has been made at the rate of US$1.00=RMB8.28 on December 31, 2002. No representation is made that RMB amounts could have been, or could be, converted into US$ at the rate on December 31, 2002, or at any other rate.

 Retirement and termination benefits

 The Group provides defined contribution plans based on local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 5% to 22.5% of employees' basic salaries. The Group's contributions to defined contribution plans are charged to expense in the year to which they relate.

 Share options scheme

 The Company operates share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option schemes is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Repairs, maintenance and overhaul costs

Repairs, maintenance and overhaul costs are normally charged to the income statement as operating expenses in the period in which they are incurred.

 Financial instruments

 The Group has currency swap contracts with financial institutions which are not designated as hedging instruments and are carried at fair value, with any changes in fair value thereof included in the income statement.

 Dividends

 Final dividends proposed by the directors are classified as a separate allocation of retained earnings within capital and reserves in the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

 Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

 Operating leases

 Leases of assets under which substantially all the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognised as an expense on a straight-line basis over the lease terms.

 Contingencies

 Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

 A contingent asset is not recognised in the financial statements, but are disclosed when an inflow of economic benefits is probable.

 Subsequent events

 Post-year-end events that provide additional information about the Company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

 Use of estimates

 The preparation of financial statements in conformity with Hong
 Kong GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
 Accordingly, actual results could differ from those estimates.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

5. ACQUISITION

During the year, the Company acquired nine subsidiaries of Repsol-YPF, S.A. which holds a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore of Indonesia. The assets acquired included a 65.3% interest in the Offshore Southeast Sumatra Contract Area production sharing contract, a 36.7% interest in the Offshore Northwest Java Contract Area production sharing contract, a 25.0% interest in the West Madura Offshore Block production sharing contract, a 50.0% interest in the Poleng Field technical assistance contract and a 16.7% interest in the Blora Block production sharing contract. The aggregate cash consideration for the acquisition was a total cash consideration of US$585 million which was adjusted for a working capital adjustment. The effective date of the purchase agreement was January 1, 2002 and the profit of the acquired companies would accrue to the Group from that date. The acquisition was completed on April 19, 2002. For practical reasons, the operations of the acquired companies are included in the Company's consolidated financial statements from April 1, 2002. The profit that had accrued to the Group prior to April 1, 2002 has been treated as a purchase price reduction.

Subsequent to the acquisition, the Company established five companies in Labuan, Malaysia and transferred the assets and liabilities of these nine subsidiaries of Repsol-YPF, S.A. to the five companies established in Labuan.

The transfer of the assets and liabilities were completed by December 30, 2002. The Company was in the process of winding up the acquired companies as of December 31, 2002.

The following unaudited pro forma consolidated financial information reflects the results of the operation of the Company for the years ended December 31, 2002 and 2001, as if the acquisition described above had completed on January 1, 2001.

                                      Pro forma financial results
                                       2001                2002
                                    ----------          ----------
Total revenue                       24,953,612          27,306,093
Income before tax                   12,171,582          13,092,812
Profit after tax                     8,563,807           9,397,483
                                    ==========          ==========
Earnings per share - Basic             RMB1.04             RMB1.14
                                    ==========          ==========
                   - Diluted          RMB1.04             RMB1.14
                                    ==========          ==========

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

6. PRODUCTION SHARING CONTRACTS

PRC

For production sharing contracts in the PRC, the foreign party to the contracts ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective participating interest.

The Group has the option to take a participating interest as mutually agreed by both participants in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the "proportional method" under which the Group recognises its share of development costs, revenues and expenses from such operations based on its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners share of development costs and revenues and expenses from such operations.

Part of the annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interests according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners based on their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for resale in the PRC market.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

6. PRODUCTION SHARING CONTRACTS (CONT'D)

Overseas

The Group and the other partners to the production sharing contracts in Indonesia are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

The Group's net interest in the production sharing contracts in Indonesia consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the Indonesian government and the domestic market obligation.

7. SEGMENT INFORMATION

The Group is organised on a world-wide basis into three major operating segments. Segment information is presented by way of two segment formats: (i) on a primary reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

(a) Business segments

    The Group is involved in the upstream operating activities of the petroleum industry that comprise production sharing contracts with foreign partners, independent operations and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates performance based on profit or loss from operations before income taxes.

    The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments.



                                                              Independent operations
                                                      ----------------------------------------
Segment revenue                                               2000        2001           2002
---------------
                                                         RMB'000       RMB'000        RMB'000
Sales to external customers:
    Oil and gas sales                                  9,283,228     9,845,019     10,318,549
    Marketing revenues                                         -             -              -
Intersegment revenues                                          -             -              -

Other income                                             161,790       558,368         43,513
                                                         -------       -------         ------

Total                                                  9,445,018    10,403,387     10,362,062
                                                       ---------    ----------     ----------
Segment results
---------------
Operating expenses                                     (894,813)   (1,183,252)    (1,268,360)

Production taxes                                       (526,491)     (525,454)    (  556,583)

Exploration costs                                      (523,633)     (955,475)    (1,241,759)
Depreciation, depletion and amortisation             (1,443,045)   (1,531,184)    (1,635,131)

Dismantlement                                           (49,145)      (41,530)       (72,751)
Impairment losses related to property, plant and
   equipment                                                   -      (60,907)              -
Crude oil and product purchases                                -             -              -
Selling and administrative expenses                     (33,146)      (35,686)       (38,548)
Other                                                  (133,976)     (514,655)              -
Interest income                                                -             -              -
Interest expense                                       (262,274)      (69,437)       (62,081)
Exchange (loss)/gain, net                                      -             -              -
Investment income                                              -             -              -
Share of profit of an associate                                -             -              -
Non-operating (loss)/gain, net                         (221,442)        18,267       (85,414)

Tax                                                            -             -              -
                                                       ---------     ---------      ---------
Net profit                                             5,357,053     5,504,074      5,401,435
                                                       ---------     ---------      ---------
Other information
-----------------
Segment assets                                        15,592,100    15,422,016     16,899,455
Investment in an associate                                     -             -              -
Total assets                                          15,592,100    15,422,016     16,899,455
Segment liabilities                                   (4,795,521)  (4,254,418)    (3,033,327)

Capital expenditures                                   3,326,893     1,922,074      2,770,640
                                                       =========   ===========      =========



                                                           Production sharing contracts
                                                      ---------------------------------------
Segment revenue                                             2000           2001         2002
---------------
                                                         RMB'000        RMB'000      RMB'000
Sales to external customers:
    Oil and gas sales                                  8,859,606      7,023,926   13,460,745
    Marketing revenues                                         -              -            -
Intersegment revenues                                    676,489        691,843    1,023,547
                                                                              2
Other income                                             107,390        123,31       133,108
                                                         -------   ---- ------       -------
                                                                              1
Total                                                  9,643,485      7,839,08    14,617,400
                                                       ---------      --------    ----------
Segment results
---------------
Operating expenses                                    (1,229,265)   (1,145,878)  (2,506,974)
Production taxes                                       ( 510,238)    ( 355,544)   ( 466,466)
Exploration costs                                       (29,236)       (83,822      (76,564)
Depreciation, depletion and amortisation              (1,130,820)   (1,035,736)  (2,384,401)
Dismantlement                                           (54,424)       (48,837)     (53,388)
Impairment losses related to property, plant and
   equipment                                                   -       (38,768)           -
Crude oil and product purchases                                -              -  (1,023,547)
Selling and administrative expenses                         (99)          (100)    (553,537)
Other                                                          -              -     (30,866)
Interest income                                                -              -        3,831
Interest expense                                       (171,230)       (13,871)     (17,100)
Exchange (loss)/gain, net                                      -              -          794
Investment income                                              -              -            -
Share of profit of an associate                                -              -            -
Non-operating (loss)/gain, net                                 -              -        (220)

Tax                                                            -              -            -
                                                       ---------      --------     ---------
Net profit                                             6,518,173      5,116,52     7,508,962
                                                       ---------      --------     ---------
Other information
-----------------
Segment assets                                         9,829,861     10,295,857   22,446,447
Investment in an associate                                     -              -            -
Total assets                                           9,829,861     10,295,857   22,446,447
Segment liabilities                                   (3,878,273)   (3,372,175) (10,200,032)
Capital expenditures                                   1,244,159      2,398,60(1) 4,396,933
                                                       =========      ==========   =========




                                                                  Trading business
                                                       ----------------------------------------
Segment revenue                                              2000           2001          2002
---------------
                                                          RMB'000        RMB'000       RMB'000
Sales to external customers:
    Oil and gas sales                                           -              -             -
    Marketing revenues                                  5,802,504      3,228,875     2,377,469
Intersegment revenues                                           -              -             -

Other income                                                    -              -             -
                                                                -              -             -

Total                                                   5,802,504      3,228,875     2,377,469
                                                        ---------      ---------     ---------
Segment results
---------------
Operating expenses                                              -              -             -

Production taxes                                                -              -             -

Exploration costs                                               -              -             -
Depreciation, depletion and amortisation                        -              -             -

Dismantlement                                                   -              -             -
Impairment losses related to property, plant and
   equipment                                                    -              -             -
Crude oil and product purchases                        (5,774,254)    (3,145,155)   (2,326,338)
Selling and administrative expenses                             -              -             -
Other                                                           -              -             -
Interest income                                                 -              -             -
Interest expense                                                -              -             -
Exchange (loss)/gain, net                                       -              -             -
Investment income                                               -              -             -
Share of profit of an associate                                 -              -             -
Non-operating (loss)/gain, net                                  -              -             -

Tax                                                             -             -              -
                                                           ------         ------        ------
Net profit                                                 28,250         83,720        51,131
                                                           ------         ------        ------
Other information
-----------------
Segment assets                                                  -        368,670       630,704
Investment in an associate                                      -              -             -
Total assets                                                    -        368,670       630,704
Segment liabilities                                             -      (106,862)      (21,665)

Capital expenditures                                            -              -             -
                                                         =========      ========     =========




                                                                   Unallocated
                                                      ----------------------------------------
Segment revenue                                             2000           2001         2002
---------------
                                                         RMB'000        RMB'000      RMB'000
Sales to external customers:
    Oil and gas sales                                          -              -            -
    Marketing revenues                                         -              -            -
Intersegment revenues                                          -              -            -

Other income                                               9,400         40,057       40,431
                                                           -----         ------       ------

Total                                                      9,400         40,057       40,431
                                                           -----         ------       ------
Segment results
---------------
Operating expenses                                             -              -            -

Production taxes                                               -        (2,770)            -

Exploration costs                                              -              -            -
Depreciation, depletion and amortisation                 (4,017)              -            -

Dismantlement                                                  -              -            -
Impairment losses related to property, plant and
   equipment                                                   -              -            -
Crude oil and product purchases                                -              -            -
Selling and administrative expenses                    (422,757)      (579,603)    (414,455)
Other                                                   (83,623)        (3,221)            -
Interest income                                          236,624        317,706      144,039
Interest expense                                        (41,500)       (33,326)    (215,611)
Exchange (loss)/gain, net                                381,336        235,409    (114,608)
Investment income                                              -        220,650      193,277
Share of profit of an associate                          218,326         89,963      165,387
Non-operating (loss)/gain, net                            25,411         16,674       14,255

Tax                                                  (1,926,076)    (3,048,227)   (3,541,416)
                                                      ----------    -----------   -----------
Net profit                                           (1,606,876)    (2,746,688)   (3,728,701)
                                                      ----------    -----------   -----------
Other information
-----------------
Segment assets                                         6,704,417     17,771,115   20,581,722
Investment in an associate                               471,027        461,990      537,377
Total assets                                           7,175,444     18,233,105   21,119,099
Segment liabilities                                   7,801,808)    (3,275,687)   (7,272,193)

Capital expenditures                                      13,291         18,063       37,652
                                                       =========      ========     =========




                                                                    Eliminations
                                                        --------------------------------------
Segment revenue                                              2000          2001          2002
---------------
                                                          RMB'000       RMB'000       RMB'000
Sales to external customers:
    Oil and gas sales                                           -             -             -
    Marketing revenues                                          -             -             -
Intersegment revenues                                   (676,489)     (691,843)   (1,023,547)

Other income                                                    -             -             -


Total

Segment results
---------------
Operating expenses                                              -             -             -

Production taxes                                                -             -             -

Exploration costs                                               -             -             -
Depreciation, depletion and amortisation                        -             -             -

Dismantlement                                                   -             -             -
Impairment losses related to property, plant and
   equipment                                                    -             -             -
Crude oil and product purchases                           676,489       691,843     1,023,547
Selling and administrative expenses                             -             -             -
Other                                                           -             -             -
Interest income                                                 -             -             -
Interest expense                                                -             -             -
Exchange (loss)/gain, net                                       -             -             -
Investment income                                               -             -             -
Share of profit of an associate                                 -             -             -
Non-operating (loss)/gain, net                                  -             -             -

Tax                                                             -             -             -

Net profit

Other information
-----------------
Segment assets                                                  -             -             -
Investment in an associate                                      -             -             -
Total assets                                                    -             -             -
Segment liabilities                                             -             -             -

Capital expenditures                                            -             -             -





                                                                     Consolidated
                                                       ------------------------------------------
Segment revenue                                                2000           2001          2002
---------------
                                                            RMB'000        RMB'000       RMB'000
Sales to external customers:
    Oil and gas sales                                    18,142,834     16,868,945    23,779,294
    Marketing revenues                                    5,802,504      3,228,875     2,377,469
Intersegment revenues                                             -              -             -

Other income                                                278,580        721,737       217,052
                                                            -------        -------       -------

Total                                                    24,223,918     20,819,557    26,373,815
                                                         ----------     ----------    ----------
Segment results
---------------
Operating expenses                                      (2,124,078)    (2,329,130)   (3,775,334)

Production taxes                                        (1,036,729)   (   883,768)   (1,023,049)

Exploration costs                                         (552,869)    (1,039,297)   (1,318,323)
Depreciation, depletion and amortisation                (2,577,882)    (2,566,920)   (4,019,532)
Dismantlement                                             (103,569)       (90,367)     (126,139)
Impairment losses related to property, plant and
   equipment                                                      -       (99,675)             -
Crude oil and product purchases                         (5,097,765)    (2,453,312)   (2,326,338)
Selling and administrative expenses                       (456,002)      (615,389)   (1,006,540)
Other                                                     (217,599)      (517,876)      (30,866)
Interest income                                             236,624        317,706       147,870
Interest expense                                          (475,004)      (116,634)     (294,792)
Exchange (loss)/gain, net                                   381,336        235,409     (113,814)
Investment income                                                 -        220,650       193,277
Share of profit of an associate                             218,326         89,963       165,387
Non-operating (loss)/gain, net                            (196,031)         34,941      (71,379)

Tax                                                      (1,926,076)    (3,048,227)   (3,541,416)
                                                         ----------      ---------     ---------
Net profit                                               10,296,600      7,957,631     9,232,827
                                                         ----------      ---------     ---------
Other information
-----------------
Segment assets                                           32,126,378     43,857,658    60,558,328
Investment in an associate                                  471,027        461,990       537,377
Total assets                                             32,597,405     44,319,648    61,095,705
Segment liabilities                                    (16,475,602)   (11,009,142)   (20,527,217)

Capital expenditures                                      4,584,343      4,338,738     7,205,225
                                                          =========   ============     =========

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

7.  SEGMENT INFORMATION (CONT'D)

    (b) Geographical segments

    In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the Group's customers, and assets are attributed to the segments based on the location of the Group's assets.

    The Group is an oil and gas entity mainly engaged in the exploration, development and production of crude oil and natural gas offshore China. Approximately 86% of the total revenue of the Group is contributed by PRC customers, therefore, the Group's activities are conducted predominantly in the PRC. An analysis by geographical segment is as follows:


                                                   PRC                                        Outside PRC
                               -------------------------------------------     ----------------------------------------
                                 2000             2001            2002           2000           2001           2002
                               ----------      ----------       ----------     ---------      ---------     -----------
                               RMB'000          RMB'000         RMB'000         RMB'000       RMB'000         RMB'000
External sales                 17,559,042      18,104,658       22,781,301     6,664,876      2,714,899       3,592,514
Segment assets                 32,432,338      43,783,409       50,647,452       165,067        536,239      10,448,253
Capital expenditures            4,566,554       4,311,241        6,453,798        17,789         27,497         751,427


                                                   Total
                               --------------------------------------------
                                 2000             2001             2002
                               ----------        ----------      ----------
                                RMB'000          RMB'000          RMB'000
External sales                 24,223,918        20,819,557      26,373,815
Segment assets                 32,597,405        44,319,648      61,095,705
Capital expenditures            4,584,343         4,338,738       7,205,225



    (c) An analysis of sales to the major customers by business segment is as follows:


                                                     2000                    2001                  2002
                                                  ----------               ---------            ----------
                                                    RMB'000                 RMB'000               RMB'000
Production sharing contracts
China Petroleum & Chemical Corporation             1,850,239               2,861,847             3,707,536
PetroChina Company Limited                           690,853               1,126,127             1,187,571
Castle Peak Power Company Limited                  1,199,090               1,205,649             1,247,639
                                                   ---------               ---------             ---------
                                                   3,740,182               5,193,623             6,142,746
                                                   ---------               ---------             ---------

Independent operations
China Petroleum & Chemical Corporation             4,474,822               3,420,685             3,183,341
PetroChina Company Limited                           767,576                 194,460                     -
                                                   ---------               ---------             ---------
                                                   5,242,398               3,615,145             3,183,341
                                                   ---------               ---------             ---------
                                                   8,982,580               8,808,768             9,326,087
                                                   =========               =========             =========

8. OIL AND GAS SALES

                                                     2000                    2001                  2002
                                                  ----------               ---------            ----------
                                                    RMB'000                 RMB'000               RMB'000

Gross sales                                        21,747,888            19,663,251            26,086,646
Royalties                                       (     208,885)         (    283,014)          (   464,113)
PRC government share oil                        (   2,719,680)         (  1,819,449)          ( 1,843,239)
                                                   ---------               ---------             ---------

                                                   18,819,323            17,560,788             23,779,294
                                                   =========            ============          ============


                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

9.   MARKETING PROFIT

                                                     2000                    2001                  2002
                                                  ----------               ---------            ----------
                                                    RMB'000                 RMB'000               RMB'000
     Marketing revenues                            5,126,015               2,537,032            2,377,469
     Crude oil and product purchases          (   5,097,765)          (   2,453,312)        (  2,326,338)
                                               --------------          --------------       --------------
                                                      28,250                  83,720               51,131
                                               ==============          ==============       ===============


10.  SELLING AND ADMINISTRATIVE EXPENSES

                                                     2000                    2001                  2002
                                                  ----------               ---------            ----------
                                                    RMB'000                 RMB'000               RMB'000

     Salary and staff benefits                       172,593                 228,782              390,376
     Utility and office expenses                      70,069                  89,462              100,502
     Recovery of doubtful accounts                  (57,658)                 (4,966)                   -
     Transportation and entertainment                 60,682                  64,923               64,319
     Rentals and maintenance                          89,184                 121,483               75,738
     Selling expenses                                 36,481                  38,069               38,548
     Other                                            84,651                  77,636              337,057
                                                  ----------             ------------            ---------

                                                     456,002                 615,389            1,006,540
                                                  ==========             ============           ==========


11.  INTEREST EXPENSES

                                                          2000                    2001                  2002
                                                       ----------               ---------            ----------
                                                         RMB'000                 RMB'000               RMB'000

     Interest on bank loans which are:
      - wholly repayable within five years                241,749                 219,045               177,156
      - not wholly repayable within five years            191,755                  81,634                     -
     Interest expense to the parent company                41,500                   8,415                     -
     Interest on long-term guaranteed notes                     -                       -               215,028
     Other borrowing costs                                      -                   6,510                12,426
                                                       ----------               ----------            ----------
     Total interest                                       475,004                 315,604               404,610

     Less: Amount capitalised in property, plant
           and equipment                                        -               ( 198,970)           (  187,714)
                                                       ----------               ----------            ----------
                                                          475,004                 116,634               216,896
     Other finance costs:
     Increase in discounted amount of provisions arising
       from the passage of time (note 28)                       -                       -                77,896
                                                       ----------               ----------            ----------
                                                          475,004                 116,634               294,792
                                                       ==========               ==========            ==========

     The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 2.35% to 9.15% per annum for the year ended
     December 31, 2002 (2001: 2.35% to 9.15%, 2000: Nil).



                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

12.  DIRECTORS' REMUNERATION

     Directors' remuneration disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance is as follows:

                                                     2000               2001             2002
                                                  ----------          ---------       ----------
                                                    RMB'000            RMB'000           RMB'000
     Fees for executive directors                         -                  -                 -
     Fees for non-executive directors                     -                890               890

     Other emoluments for executive directors
       - Basic salaries and allowances                  400              6,106             6,654
       - Bonus                                          440                560             1,109
       - Pension scheme contribution                    160                207               214
       - Other                                        1,500              1,500             1,500

     The number of directors whose remuneration fell within the following bands is as follows:

                                                                  Number of Directors
                                                 ------------------------------------------------
                                                     2000               2001             2002
                                                 ---------------   ---------------    -----------
     Nil to HK$1,000,000                                  7                  6                 8
     HK$1,000,001- HK$1,500,000                           -                  -                 -
     HK$1,500,001- HK$2,000,000                           -                  2                 2
     HK$2,000,001- HK$2,500,000                           -                  -                 1
     HK$2,500,001- HK$3,000,000                           -                  1                 -
                                                 ---------------   ----------------   -------------

                                                          7                  9                11
                                                 ===============   ================   =============

     There was no arrangement under which a director waived or agreed to waive any remuneration during the years ended December 31, 2002, 2001 and 2000.


13.  FIVE HIGHEST PAID INDIVIDUALS

     The five highest paid individuals during the year are as follows:

                                                     2000               2001             2002
                                                 ---------------   ---------------    -----------
                                                   RMB'000            RMB'000           RMB'000
     Basic salaries and allowances                      400              7,280             8,227
     Bonus                                              440              1,280             2,518
     Pension scheme contributions                       160                416               505
     Other                                            1,500              1,500             2,732

     Number of directors                                  5                  4                 4
     Number of employees                                  -                  1                 1



                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)


13.  FIVE HIGHEST PAID INDIVIDUALS (CONT'D)

     The number of highest paid individuals whose remuneration fell within the following bands is as follows:

                                             Number of Senior Executives
                                   --------------------------------------------
                                   2000             2001               2002
                                   -----------      -----------   -------------

     Up to HK$1,000,000                      5                1               1
     HK$1,500,001 - HK$2,000,000             -                2               2
     HK$2,500,001 - HK$3,000,000             -                2               1
     HK$4,500,001 - HK$5,000,000             -                -               1
                                   -----------      -----------    ------------

                                             5                5               5
                                   ===========      ===========    ============


14.  TAX

     (i)    Income tax

             The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operate. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

             The Company's subsidiary, CNOOC China Limited, is a wholly foreign-owned enterprise established in the PRC. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations. Moreover, CNOOC China Limited was entitled to a 50% reduction of enterprise income tax for three years until end of year 2000. Starting from January 1, 2001, CNOOC China Limited is subject to enterprise income tax at the normal rate of 30%.

             The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at the rate of 10% and 26%, for its oil trading activities and other income generating activities respectively. The Company's subsidiaries owning interests in oil properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax of 44%. The nine subsidiaries of Repsol-YPF, S.A. in Indonesia acquired by the Company during the year are all subject to corporate and branch profit tax at a rate of 48%. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the year presented.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

14.  TAX (CONT'D)

     (i)     Income tax (cont'd)

             An analysis of the provision for tax in the consolidated income statement was as follows:

                                                  2000              2001           2002
                                               ---------       -----------      -------
                                                RMB'000           RMB'000       RMB'000
             Overseas income taxes
              - Current                          43,873            20,401       406,493
              - Deferred                              -                 -        26,094
             PRC enterprise income tax
              - Current                       1,600,608         2,715,409     2,786,938
              - Deferred                        281,595           312,417       321,891
                                              -----------      -----------    ----------
             Tax charge for the year          1,926,076         3,048,227     3,541,416
                                              ===========      ===========    ==========




             With the tax holiday exemption, current income tax liabilities of our subsidiary in the PRC were reduced by approximately RMB1,920,730,000 for the year ended December 31, 2000. The tax holiday exemption also increased the net income per share by RMB0.30 for the year ended December 31, 2000.

             The reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group was as follows:

                                                                  2000               2001                   2002
                                                             --------------       -------------       --------------
                                                                          %                   %                   %

             Statutory PRC enterprise income tax rate                  33.0                33.0                33.0
             Effect of tax holiday                                   (15.0)                   -                   -
             Effect of tax exemption granted                          (3.0)                (3.0)               (3.0)
             Effect of future tax rate changes on originating
               timing differences                                      1.2                    -                   -
             Effect of different tax rates for overseas
              subsidiaries                                             0.3                 (1.2)                0.2
             Tax effect of additional depreciation on
              revaluation and other permanent differences            (0.7)                 (1.1)              (0.4)
             Tax credit from government                                  -                    -               (2.1)
                                                             --------------        ------------       --------------

             Effective income tax rate                               15.8                  27.7               27.7
                                                             ==============        ============       ===============




                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

14.  TAX (CONT'D)

     (i)    Income tax (cont'd)

            The tax effect of significant timing differences of the Group was as follows:

                                                                                2001               2002
                                                                           ----------------       ----------
                                                                                RMB'000             RMB'000
            Deferred tax assets
             - Provision for retirement and termination benefits                      -              86,602
             - Provision for dismantlement                                      479,439             671,796
             - Provision for impairment of property, plant and
                 equipment and write-off of unsuccessful
                 exploratory drillings                                        1,880,791             933,636
                                                                              ---------           ----------

                                                                              2,360,230           1,692,034
                                                                              ---------           ----------

            Deferred tax liabilities
             - Accelerated amortisation allowance for oil and gas
                properties                                                   (4,123,867)         (7,833,190)
                                                                              ----------         ----------
            Net deferred tax liabilities                                     (1,763,637)         (6,141,156)
                                                                             ===========         ===========

            There were no significant unprovided deferred taxes in respect of the year (2001: Nil ).

      (ii)  Other taxes

            The Company's PRC subsidiary pays the following taxes:

            - production taxes equal to 5% of independent production and production under production sharing contracts; and

            -      business tax of 3% to 5% on other income.

15.  DIVIDENDS

                                                              2000              2001         2002
                                                         ----------        -----------     ----------
                                                           RMB'000             RMB'000       RMB'000
     Final - HK$0.15 (2001: Nil; 2000: RMB0.98)
       per ordinary share                                6,426,424                   -     1,306,740
     Interim - HK$0.11 (2001: HK$0.10; 2000: Nil)
       per ordinary share                                        -             871,194       958,314
                                                        ------------       -----------     -----------
                                                         6,426,424             871,194     2,265,054
                                                       =============       ===========     ===========

     The payment of future dividends will be determined by the Company's board of directors. The payment of dividends will depend upon, among other things, future earnings, capital requirements and financial condition and general business conditions of the Company. The Company's ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associated company. As the controlling shareholder, CNOOC will be able to influence the Company's dividend policy.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)


15.  DIVIDENDS (CONT'D)

     Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars and dividends to the ADS holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADSs.

     On December 20, 2000, our board of directors proposed a dividend of RMB0.98 per share, totalling approximately RMB6,426,424,000, to our shareholders for the year ended December 31, 2000. The dividend distribution was approved by the shareholders in their annual general meeting held on February 4, 2001.

     On August 27, 2001, the board of directors declared a 2001 interim dividend of HK$0.10 per share, totalling approximately RMB871,194,000 to its shareholders, which was paid in October 2001.

     On March 27, 2002, the board of directors proposed a final dividend of HK$0.15 per share, totalling approximately RMB1,306,740,000 to its shareholders for the year ended December 31, 2001. The dividend distribution was approved by the shareholders in an annual meeting held on June 6, 2002 and the dividend was paid in June 2002. On August 23, 2002, the board of directors declared an interim dividend of HK$0.11 per share, totalling approximately RMB958,314,000 to its shareholders.


16.  EARNINGS PER SHARE AND PER ADS

     The calculations of basic and diluted earnings per share are based on:


                                                     2000                     2001                2002
                                                 -------------------   -------------------  -----------------
     Earnings
     --------
     Net profit attributable to shareholders,
       used in the basic and diluted earnings
       per share calculations                      RMB10,296,600,000      RMB7,957,631,000      RMB9,232,827,000

     Shares
     ------

     Weighted average number of ordinary shares
       in issue during the year used in basic
       earnings per share calculation                  6,331,114,421         7,941,383,305         8,214,165,655

     Weightedaverage number of ordinary shares
       assumed issued at no consideration on
       deemed exercise of all share options
       outstanding during the year                                -                905,498             5,119,729
                                                 -------------------   -------------------  ---------------------

     Weighted average number of ordinary shares
       used in diluted earnings per share
       calculation                                     6,331,114,421          7,942,288,803        8,219,285,384
                                                 ===================   ===================  ======================


     Net income per ADS for the three years ended December 31, 2002 has been computed by dividing net income by the number of ADS outstanding. Each ADS represented 20 shares.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

17.  PROPERTY, PLANT AND EQUIPMENT, NET

     Movements in property, plant and equipment were:

                                                                                          2002
                                                           ------------------------------------------------------------------------
                                                                                                 Vehicles and
                                                             Oil and gas        Land and            office
                                                             properties         buildings          equipment               Total
                                                           ----------------- ---------------- --------------------   --------------
                                                               RMB'000            RMB'000           RMB'000               RMB'000
     Cost or valuation:
     At beginning of the year
        As previously reported                                    41,177,459          824,781              57,900       42,060,140
        Cumulative effect of change in
          accounting policy (Note 3)                               1,515,088                -                   -        1,515,088
                                                           ----------------- ----------------- -------------------  ---------------
     At beginning of year as restated                             42,692,547           824,781             57,900       43,575,228
     Additions                                                     7,419,956                 -             37,653        7,457,609
     Acquisition of subsidiaries                                   8,646,487                 -                  -        8,646,487
     Disposals and write-offs                               (       438,011)                 -        (    2,011)  (      440,022)
     Exchange realignment                                               801                  -                178             979
                                                           ----------------- ----------------- -------------------  ---------------

     End of year                                                 58,321,780            824,781             93,720      59,240,281
                                                           ================= ================= ===================  ===============

     Analysis of cost or valuation
        At cost                                                  58,321,780                  -             93,720      58,415,500
        At revaluation                                                    -            824,781                  -         824,781
                                                           ----------------- ----------------- -------------------  ---------------
                                                                 58,321,780            824,781             93,720      59,240,281
                                                           ================= ================= ===================  ===============

     Accumulated depreciation, depletion and
        amortisation:
     At beginning of the year
        As previously reported                               (  18,154,653)       (    55,653)        (   22,335)    ( 18,232,641)
        Cumulative effect of change in
        accounting policy (Note 3)                        (       778,240)                   -                 -     (    778,240)
                                                           ----------------- ----------------- -------------------  ---------------
     At beginning of year as restated                       (  18,932,893)        (    55,653)        (   22,335)    ( 19,010,881)
     Depreciation provided during the year                  (   4,126,625)        (    25,374)        (    7,110)    (  4,159,109)
     Disposals                                                          -                    -             1,777            1,777
     Exchange realignment                                   (          82)                   -        (      166)    (        248)
                                                           ----------------- ----------------- -------------------  ---------------

     End of year                                            (  23,059,600)         (   81,027)        (   27,834)    ( 23,168,461)
                                                           ================= ================= ===================  ===============
     Net book value:
     Beginning of year as restated                             23,759,654             769,128             35,565        24,564,347
                                                           ================= ================= ===================  ===============

     End of year                                               35,262,180             743,754             65,886        36,071,820
                                                           ================= ================= ===================  ===============

     Had the property, plant and equipment
        been carried at cost less
        accumulated depreciation, depletion and
        amortisation, the carrying amount of
        each class would have been:
     Cost                                                      58,321,780             550,110             93,720       58,965,610
     Accumulated depreciation, depletion and
        amortisation                                      (    23,059,600)       (     55,131)       (    27,834)    ( 23,142,565)
                                                          ----------------- ----------------- -------------------  ---------------
                                                               35,262,180             494,979             65,886       35,823,045
                                                           ================= ================= ===================  ===============


                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)


17.  PROPERTY, PLANT AND EQUIPMENT, NET (CONT'D)

                                                                                          2001
                                                           ------------------------------------------------------------------------
                                                                                                 Vehicles and
                                                             Oil and gas        Land and            office
                                                             properties         buildings          equipment               Total
                                                           ----------------- ---------------- --------------------   --------------
                                                               RMB'000            RMB'000           RMB'000               RMB'000
     Cost or valuation:
     At beginning of year                                        37,319,924          824,781                39,837      38,184,542
     Additions                                                    4,320,675                -                18,063       4,338,738
     Disposals and write-offs                               (      463,140)                -                     -   (     463,140)
                                                           ----------------- ---------------- --------------------   --------------

     End of year                                                41,177,459           824,781                57,900      42,060,140
                                                           ----------------- ---------------- --------------------   --------------

     Analysis of cost or valuation
        At cost                                                 41,177,459                 -                57,900      41,235,359
        At revaluation                                                   -           824,781                     -         824,781
                                                           ----------------- ---------------- --------------------   --------------
                                                                41,177,459           824,781                57,900      42,060,140
                                                           ================= ================ ====================  ===============


     Accumulated depreciation,
        depletion and amortisation:
     At beginning of year                                     ( 15,482,082)        (  30,280)            ( 17,805)    ( 15,530,167)
     Depreciation provided during the year                    (  2,572,896)        (  25,373)            (  4,530)    (  2,602,799)
     Impairment during the year
        recognised in income statement                        (     99,675)                -                    -     (     99,675)
                                                           ----------------- ---------------- --------------------   --------------

     End of year                                              ( 18,154,653)        (  55,653)            ( 22,335)    ( 18,232,641)
                                                           ================= ================ ====================  ===============

     Net book value:

     Beginning of year                                          21,837,842           794,501               22,032       22,654,375
                                                           ================= ================ ====================  ===============
     End of year                                                23,022,806           769,128               35,565       23,827,499
                                                           ================= ================ ====================  ===============

     Had the property, plant and
        equipment been carried at
        cost less accumulated depreciation,
        depletion and amortisation, the
        carrying amount of each class
        would have been:
     Cost                                                       41,177,459           550,110               57,900       41,785,469
     Accumulated depreciation,
        depletion and amortisation                            ( 18,154,653)        (  38,914)            ( 22,335)    ( 18,215,902)
                                                           ----------------- ---------------- --------------------   --------------
                                                                23,022,806           511,196               35,565       23,569,567
                                                           ================= ================ ====================  ===============

     Impairment loss for the year ended December 31, 2001, represented the estimated impairment resulting from downward revision of the reserves of certain oil fields.

     Land and buildings are held outside Hong Kong with lease terms of 50 years.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

     The land and buildings were revalued by an independent valuer, Sallmanns (Far East) Limited, Chartered Surveyors (the "Valuer") as of December 31, 2000 using a depreciated replacement cost approach. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the property being appraised in accordance with current construction costs for similar property in the locality with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The Valuer assumed that the assets would be used for the purposes for which they are presently used and did not consider alternative uses. Certain land use rights were previously granted by the PRC government at no cost.

     The revaluation surplus of approximately RMB104,073,000 arising from the revaluation of the land and buildings as at December 31, 2000 has been recorded by us.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

18.  INVESTMENT IN AN ASSOCIATE

     Investment in an associate represents a 30% equity interest of CNOOC China Limited in Shanghai Petroleum and Natural Gas Company Limited ("SPC"). SPC was incorporated on September 7, 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sales in the South Yellow Sea and East China Sea areas. The issued and paid-up capital of SPC is RMB900,000,000.

                                                                     2001                        2002
                                                            -------------------------   --------------------------
                                                                   RMB'000                            RMB'000
     Unlisted shares, at cost                                                270,000                       270,000
     Accumulated share of profit                                             290,990                       357,377
     Dividends received                                                    (  99,000)                    (  90,000)
                                                                           ----------                    ----------
                                                                             461,990                        537,377
                                                                           ==========                    ==========

     The directors are of the opinion that the underlying value of the investment in an associate is not less than the carrying amount of the associate as of December 31, 2002 and 2001.


19.  ACCOUNTS RECEIVABLE, NET

                                                                     2001                        2002
                                                            -------------------------   --------------------------
                                                                   RMB'000                            RMB'000

     Trade receivables                                                     1,204,907                      3,063,266
     Less:  Provision for doubtful accounts                             (     10,727)                             -
                                                                         ------------                ---------------
                                                                           1,194,180                      3,063,266
                                                                         ============                ===============

     The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The customers are required to make payment within 30 days after the delivery of oil and gas. As of December 31, 2002 and 2001, substantially all the accounts receivable were aged within six months.


20.  INVENTORIES AND SUPPLIES


                                                                     2001                        2002
                                                            -------------------------   --------------------------
                                                                   RMB'000                            RMB'000

     Materials and supplies                                                  428,991                        585,431
     Oil in tanks                                                            198,346                        263,174
                                                                          -----------                 --------------
                                                                             627,337                        848,605
                                                                          ============                ==============


                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

21.  SHORT-TERM INVESTMENTS

     As of December 31, 2002 and 2001, short-term investments mainly represented investments in liquidity funds and were stated at fair value at the balance sheet date.

     Details were as follows:


                                                                     2001                        2002
                                                            -------------------------   --------------------------
                                                                   RMB'000                            RMB'000
     Liquidity funds                                                       7,675,622                    5,537,191
     Corporate bonds                                                       1,177,991                      951,876
     Common stock                                                             42,191                       42,211
                                                                         -----------                   ----------
                                                                           8,895,804                    6,531,278
                                                                         ===========                   ===========


22.  ACCOUNTS PAYABLE

     As of December 31, 2002 and 2001, substantially all the accounts payable were aged within six months.


23.  OTHER PAYABLES AND ACCRUED LIABILITIES


                                                                     2001                        2002
                                                            -------------------------   --------------------------
                                                                   RMB'000                            RMB'000

     Accrued payroll and welfare payable                                     132,773                      149,501
     Provision for retirement and termination benefit                              -                      211,321
     Accrued expenses                                                        434,766                      793,823
     Advances from customers                                                  86,301                       60,101
     Royalties payable                                                             -                      208,214
     Other payables                                                          159,306                      289,448
                                                                          ----------                    ----------

                                                                             813,146                    1,712,408
                                                                          ===========                   ==========



     As of December 31, 2002, deferred revenue from gas sales contract amounted to approximately RMB5,582,000 (2001: RMB5,581,000) and was included in other payables.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

24.  LONG-TERM BANK LOANS

     As of December 31, 2002 and 2001, long-term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

                               Interest rate and final maturity                             2001                2002
                           ----------------------------------------------------    -------------------     ---------------
                                                                                           RMB'000              RMB'000
     RMB denominated        Floating prevailing market rate adjusted
       bank loans             annually with maturities through 2006                            670,000                  -
                            Fixed interest rate at 5.94% per annum
                              through 2005                                                      66,270             57,270

     US$ denominated        Floating LIBOR rate with maturities
       bank loans             through 2003                                                   1,177,761            259,907
                            Fixed interest rate of 9.15% per annum with
                              maturities through 2006                                          827,660            827,730

     Japanese Yen           Fixed interest rate ranging from 2.35% to
       denominated            5.15% per annum, with maturities through 2007                  1,745,848             93,704
       bank loans                                                                   -------------------    ---------------
                                                                                             4,487,539          1,238,611
     Less: current portion of long-term bank loans                                         ( 1,231,840)        ( 297,518)
                                                                                    -------------------    ---------------
                                                                                             3,255,699           941,093
                                                                                    ===================    ===============

     As of December 31, 2002, LIBOR was approximately 1.4% per annum (2001:
     2.0% per annum).

     As of December 31, 2002, all the bank loans of the Group were unsecured and approximately RMB259,907,000 (2001: RMB991,537,000) of the outstanding borrowings were guaranteed by CNOOC.

     The maturities of long-term bank loans are as follows:


                                                                                2001                              2002
                                                                         ---------------------          -------------------
                                                                               RMB'000                           RMB'000
     Balances due:
     - Within one year                                                               1,231,840                     297,518
     - After one year but within two years                                             794,593                      27,541
     - After two years but within three years                                          462,564                      48,341
     - After three years but within four years                                         483,364                     846,471
     - After four years but within five years                                        1,231,423                      18,740
                                                                         ---------------------          -------------------
                                                                                     4,203,784                   1,238,611
     - More than five years                                                            283,755                           -
                                                                         ---------------------          -------------------
                                                                                     4,487,539                   1,238,611

     Amount due within one year shown under current liabilities                     (1,231,840)                   (297,518)
                                                                         ---------------------          -------------------

                                                                                     3,255,699                     941,093
                                                                         =====================          ==================


                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

24.  LONG-TERM BANK LOANS (CONT'D)

     Supplemental information with respect to long-term bank loans:


                                                                           Maximum
                                                       Weighted             amount         Average amount      Weighted average
     For the year ended      Balance at        average interest        outstanding            outstanding         interest rate
     December 31,              year end        rate at year end     during the year      during the year*     during the year**
     ---------------------  -------------  ----------------------  -------------------  -------------------  ----------------------
                               RMB'000                                    RMB'000                RMB'000
     2000                      5,746,377                   6.28%            8,908,583             7,017,601                 6.18%
     2001                      4,487,539                   5.03%            5,746,377             5,116,958                 5.66%
     2002                      1,238,611                   7.19%            4,487,539             2,863,075                 6.11%

     * The average amount outstanding is computed by dividing the total of outstanding principal balances as of January 1 and December 31 by two.

     ** The weighted average interest rate is computed by dividing the total of weighted average interest rates as of January 1 and December 31 by two.


25.  6.375% LONG-TERM GUARANTEED NOTES

     On March 1, 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on January 24, 2002 and a wholly-owned subsidiary of the Company, issued US$500,000,000 principal amount of 6.375% guaranteed notes due in 2012. The obligations of CNOOC Finance
     (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.


26.  BALANCES WITH THE PARENT COMPANY

     As of December 31, 2002 and 2001, the balances with CNOOC were unsecured, interest-free and repayable on demand.


27.  RELATED PARTY TRANSACTIONS

     The Group has entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, the provision of technical services, the provision of research and development services, the provision of bank guarantees and various other commercial arrangements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)


27.  RELATED PARTY TRANSACTIONS (CONT'D)

     In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

                                                                          Notes              2000             2001            2002
                                                                                --------------------       -----------  -----------
                                                                                          RMB'000             RMB'000       RMB'000
     Included in exploration costs:
        Provision of geological and geophysical services                   (ii)            55,295             139,659       100,738
        Provision of research and development services                    (iii)           109,880              89,999        95,507
        Provision of drilling services                                     (ii)           106,150             389,847       396,814

     Included in operating expenses:
        Provision of technical services                                    (ii)           254,276              44,044        68,130
        Provision of research and development services                    (iii)            51,853              29,587        46,226
        Provision of oil transportation services                            (i)           171,490              68,399       200,709
        Provision of production related services                            (i)           597,579             579,207       208,730
        Provision of materials, utilities and ancillary services            (i)           163,828             148,149       470,030

     Included in selling and administrative expenses:
        Rental of office lease                                             (iv)            49,089              45,524        54,421
        Provision of research and development services                    (iii)                 -              40,763        25,621
        Provision of other ancillary services                                              31,748              87,557       110,407

     Included in interest expense:
        Interest income from a related company                                                 25                  -             -
        Interest expense to CNOOC                                                          41,500              8,415             -

     Capitalised under property, plant and equipment:
        Provision of oil and gas property construction services            (ii)           865,549          1,341,545     1,837,573
        Provision of drilling services                                     (ii)           445,414            285,834       591,749
        Provision of well measurement services                             (ii)           140,065             97,633        83,883


     (i)    Provision of materials, utilities and ancillary services

             CNOOC China Limited has entered into materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary services for a term of three years from September 9, 1999.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

27.  RELATED PARTY TRANSACTIONS (CONT'D)

     (i)    Provision of materials, utilities and ancillary services (cont'd)

            The materials, utilities and ancillary services are provided at:

            -      state-prescribed prices; or

            - where there is no state-prescribed price, market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties, or

            - where neither of the prices mentioned above is applicable, the cost to CNOOC's affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

            On December 5, 2002, the Group has renewed the agreement for the term of three years from December 31, 2002.

     (ii)   Technical services

            CNOOC China Limited has entered into technical service agreements with specialised companies formed by CNOOC.

            According to the agreements, the Group uses the technical services provided by these specialised companies, including:

            -   offshore drilling;
            -   ship tugging, oil tanker transportation and security services;
            - well survey, well logging, well cementation and other related technical services;
            - collection of geophysical data, ocean geological prospecting, and data processing;
            -   platform fabrication service and maintenance; and
            - design, construction, installation and test of offshore and onshore production facilities.

            The technical services are provided by the related companies at prices on an arms-length negotiation on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing market conditions.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

27.  RELATED PARTY TRANSACTIONS (CONT'D)

     (iii)  Research and development services

            Under the terms of a general research and development services agreement with CNOOC's subsidiary, China Offshore Oil Research Centre (the "Centre"), the Group pays the Centre for a term of three years from September 9, 1999, with an annual amount of RMB110,000,000, for the provision of such services, including:

            - geophysical exploration services;
            - seismic  data processing;
            - comprehensive exploration research services; and
            - information technology services.

            On December 5, 2002, the Company renewed the agreement for a term of three years from December 31, 2002. Under the agreement, the Group will pay the Centre RMB140,000,000, RMB150,000,000 and RMB160,000,000 respectively.

     (iv)   Lease agreements

            The Group has entered into lease agreements with affiliates of CNOOC for the leasing of various office, warehouse and residential premises for a three-year term commencing September 9, 1999. The lease charges were based on the prevailing market rates at the inception of the leases.

            On December 5, 2002, the Group has renewed the lease agreements for the terms of three years from December 31, 2002.

    ((v)    Sales of crude oil, condensate oil and liquefied petroleum gas

            The Group sells crude oil, condensate oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the year ended December 31, 2002, the total sales amounted to approximately RMB 4,361,852,000 (2001: RMB1,814,197,000, 2000: RMB507,677,000).

     As of December 31, 2002, the Group had cash and cash equivalents and time deposits aggregating RMB2,740 million (2001: Nil) placed with CNOOC Finance Corporation Limited ("CNOOC Finance"), a wholly-owned subsidiary of CNOOC. CNOOC Finance is a non-bank finance company supervised by the People's Bank of China ("PBOC") and the Company is one of its customers. The interest rates offered by CNOOC Finance were same as the rates promulgated by the PBOC which were applicable to accounts deposits with PRC banks or finance companies. The interest income received for the year ended 31 December 2002 was approximately RMB3,516,000 (2001: Nil, 2000:
     Nil).

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

27.  RELATED PARTY TRANSACTIONS (CONT'D)

     In addition to the recurring transactions described above, pursuant to a conditional agreement dated August 27, 2001, the Group will acquire interests in certain oil and natural gas fields in the Xihu Trough in the East China Sea of the PRC from CNOOC for a total consideration of US$45,000,000. As of December 31, 2002, the transaction had not been completed and the legal title of the reserves had not been passed to the Group. The amount paid for the interests is included in the property, plant and equipment in the balance sheet as of December 31, 2002.


28.  PROVISION FOR DISMANTLEMENT

     Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. Provision for dismantlement has been classified under long-term liabilities. As detailed in Note 3 above, the Group changed its method of accounting for the provision for dismantlement during the year. As such, the associated cost is capitalised and the liability is discounted and an accretion expense is recognised during the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year income statement charge represents the amortisation charge on the dismantlement liabilities capitalised in accordance with SSAP 28 and is included in the accumulated depreciation, depletion and amortisation in
     Note 17. The prior year income statement charges were calculated using the unit-of-production method on the estimated total undiscounted dismantlement costs.

     The details of the provision for dismantlement were as follows:


                                                                           2001                      2002
                                                                   --------------------   -----------------------
                                                                          RMB'000                  RMB'000
     At beginning of year:
       As previously reported                                                1,507,763                 1,598,130
       Cumulative effect of change in accounting policy (Note 3)                     -                   310,911
                                                                   --------------------   -----------------------
       As restated                                                           1,507,763                 1,909,041

     Additional provision based on unit-of-production method                    90,367                         -
     Additions during the year and capitalised in oil and gas
       properties                                                                    -                   252,383
     Increase in discounted amount of provisions arising from
       the passage of time                                                           -                    77,896
                                                                    ------------------     ----------------------
     End of year                                                             1,598,130                 2,239,320
                                                                    ===================   ========================

29.  SHARE CAPITAL

     Shares

                                                                      Number of Shares            Share capital
                                                                      ----------------            -------------
                                                                                                       HK$'000
     Authorised:
     Ordinary shares of HK$0.10 each at
      December 31, 2002 and 2001                                        15,000,000,000               1,500,000
                                                                      =================           =============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

29.  SHARE CAPITAL (CONT'D)

     Shares (cont'd)

                                                                                                                     Share capital
                                                                                Number of          Shares capital    equivalent of
                                                                                   Shares                 HK$'000          RMB'000
                                                                               ---------------     ---------------   --------------
     Issued and fully paid:
     Ordinary shares of HK$0.10 each at January 1, 2001                         6,557,575,755            655,758          701,181
     Issue of shares during the initial public offering (i)                     1,656,589,900            165,659          175,797
                                                                               ---------------     ---------------   --------------
     At December 31, 2001                                                       8,214,165,655            821,417          876,978
                                                                                ==============     ===============   ==============

     Ordinary shares of HK$0.10 each at January 1 and
     December 31, 2002                                                          8,214,165,655            821,417          876,978


     (i) The Company completed its initial public offering in 2001 and the details were as follow:

            - issued 1,442,426,000 shares of HK$0.10 each at HK$6.01 per share and in the form of ADSs were listed on The Stock Exchange of Hong Kong Limited ("HKSE") and the New York Stock Exchange on February 28, 2001 and February 27, 2001, respectively; and

            - issued 214,163,900 shares of HK$0.10 each at HK$6.01 per share on March 23, 2001 upon the exercise of an over-allotment option by the underwriters of the global offering.

            The net proceeds from the initial public offering (including the exercise of the over-allotment option) amounted to approximately RMB10,101,564,000, after deducting expenses of approximately RMB288,058,000.

     Share options

     The Company has share option schemes which provide for the grant of options to the Company's senior management. Under these share option schemes in accordance with SSAP 34, the remuneration committee of the Company's board of directors will from time to time propose for the board's approval the recipient of and number of shares underlying each option. These scheme provide for issuance of options exercisable for shares granted under these schemes as described below not exceeding 10% of the total number of the Company's outstanding shares, excluding shares issued upon exercise of options granted under the scheme from time to time.

     On February 4, 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

     1.     options for an aggregate of 4,620,000 shares have been granted;

     2.     the subscription price per share is HK$5.95; and

     3.     the period during which an option may be exercised is as follows:

            (a) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

            (b) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

29.  SHARE CAPITAL (CONT'D)

     Share options (cont'd)

     The exercise period for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from March 12, 2001.

     On February 4, 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

     1.   options for an aggregate of 8,820,000 shares have been granted;

     2.   the subscription price per share is HK$6.16; and

     3.   the period during which an option may be exercised is as follows:

         (a) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

         (b) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

         (c) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

     The exercise period for options granted under the 2001 Share Option Scheme shall end not later than 10 years from August 27, 2001.

     In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on September 1, 2001, no further options will be granted under the 2001 Share Option Scheme.

     In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

     Under the 2002 Share Option Scheme, the Directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12 months period up to the next grant shall not exceed 1% of the total issued share capital of the Company from time to time.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

29.  SHARE CAPITAL (CONT'D)

     Share options (cont'd)

     According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

     1.   the nominal value of a share;

     2. the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of grant of the option; and

     3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheets on the date of grant of the option.

     The  period under which an option may be exercised is as follows:

     1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

     2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

     3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

     The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

     No options granted under the share option scheme and the pre-global offering share option scheme have been exercised since the date of grant and up to the date when the board of directors approved the financial statements. The total number of options exercisable as of December 31, 2002 was 9,864,167.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)


30.  RESERVES

     According to the laws and regulations of the PRC and articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, general reserve fund and staff and workers' bonus and welfare funds, which are appropriated from net profit and after making good losses from previous years, but before dividend distribution. CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP") to the general reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriation to staff and workers' bonus and welfare funds, which is determined at the discretion of CNOOC China Limited's directors, is charged to expense as incurred under Hong Kong GAAP. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or increase capital. Staff and workers' bonus and welfare fund can only be used for special bonuses or collective welfare of employees, and assets acquired through this fund shall not be taken as assets of CNOOC China Limited.

     As of December 31, 2002, the general reserve fund appropriated amounted to RMB2,232,410,000 (2001: RMB1,535,360,000), representing approximately
     22.3% (2001: 15.4%) of the total registered capital of CNOOC China
     Limited.

     As of December 31, 2002 and 2001, the distributable profits of the Company amounted to approximately RMB 2,939,757,000 and RMB220,127,000 respectively.

     Included in retained earnings is an amount of RMB456,377,000 (2001:
     RMB311,990,000), being the retained earnings attributable to an associate.

     The cumulative translation reserves and revaluation reserves have been established and will be dealt with in accordance with the accounting policies adopted for foreign currency translation and the revaluation of land and buildings.

31.  RETIREMENT AND TERMINATION BENEFITS

     All the Group's full-time employees in the PRC are covered by a government regulated pension, and are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 12% to 22.5% of the employees' basic salaries.

     The contribution made by the Group to the PRC government pension plan for the year ended December 31, 2002 amounted to approximately RMB7,042,000 (2001: RMB6,392,000, 2000: RMB12,842,000).

     The Company is required to make contributions to a defined contribution of a mandatory provident fund at a rate of 5% of the basic salaries for all full time employees in Hong Kong. The related pension costs are treated expenses as incurred.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

31.  RETIREMENT AND TERMINATION BENEFITS (CONT'D)

     The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesia labour law, while the employee benefits provides to expatriate staff in accordance with the relevant employment contracts. The Company has adopted an accounting policy to record liabilities for the retirement and termination benefits. The provisions for retirement and termination benefits in Indonesia for the year ended December 31, 2002 amounted to approximately RMB46,350,000 (2001:
     Nil, 2000: Nil).


32.  NOTES TO THE CASH FLOW STATEMENT

     (a) Reconciliation of profit before tax to cash generated from operations

                                                                          2000                2001              2002
                                                                      ------------        ------------      ------------
                                                                         RMB'000            RMB'000           RMB'000

         Profit before tax                                             12,222,676          11,005,858        12,774,243

         Adjustments for:
           Interest income                                            (   236,624)        (   317,706)      (   147,870)
           Interest expense                                               475,004             116,634           294,792
           Exchange losses/(gains), net                               (   324,178)        (   261,305)          113,814
           Share of profit of an associate                            (   218,326)        (    89,963)      (   165,387)
           Short-term investment income                                         --        (   220,650)      (   193,277)
           Depreciation, depletion and amortisation                     2,577,882           2,566,920         4,019,532
           Provision for impairment of property, plant and
             equipment                                                          --             99,675                  --
           Recovery of doubtful accounts                              (    57,658)        (     4,966)                 --
           Loss on disposals and write-off of property,
             plant and equipment                                          220,146             456,827           437,799
           Dismantlement                                                  103,569              90,367           126,139
           Amortisation of discount of long-term
             guaranteed notes                                                   --                  --            6,100
                                                                      ------------        ------------      -------------

           Operating cash flows before movements in
             working capital                                           14,762,491          13,441,691        17,265,885

             Decrease in accounts receivables                           1,146,613             726,976           497,959
             (Increase)/decrease in inventories and supplies          (     2,438)             35,422       (    20,211)
             Increase in other current assets                         (    39,386)        (   447,473)      (   705,664)
             Increase in amounts due from related
               companies                                                        --                  --      (   276,771)
             Increase/(decrease) in accounts payable, other
               payables and accrued liabilities                       ( 1,440,278)            379,233            353,452
             Increase/(decrease) in other taxes payable                     2,701         (   110,867)            73,551
             Increase in amounts due to related companies                       --                  --            73,769
                                                                      ------------        ------------      -------------

           Cash generated from operations                              14,429,703          14,024,982        17,261,970
                                                                      ============        ============      =============


                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)

32.  NOTES TO THE CASH FLOW STATEMENT (CONT'D)

     (b)  Acquisition of subsidiaries

                                                                    2000             2001              2002
                                                                -----------       -----------       -----------
                                                                  RMB'000           RMB'000           RMB'000

          Net assets acquired:
            Property, plant and equipment, net                           --                --         8,646,487
            Other current assets                                         --                --            35,175
            Inventories and supplies                                     --                --           187,619
            Accounts receivable                                          --                --         2,367,045
            Cash and bank balances                                       --                --             1,652
            Accounts payable                                             --                --       ( 1,577,214)
            Other payables and accrued liabilities                       --                --       (   952,911)
            Tax payable                                                  --                --       (    70,247)
            Deferred tax                                                 --                --       ( 3,901,780)
                                                                -----------       -----------       ------------

                                                                         --                --         4,735,826
                                                                ===========       ===========       ============
          Satisfied by:
            Cash                                                         --                --        4,735,826
                                                                ===========       ===========       ============

          An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

                                                                    2000             2001              2002
                                                                -----------       -----------       -----------
                                                                  RMB'000           RMB'000           RMB'000

          Cash consideration                                             --                --        4,735,826
          Cash and bank balances acquired                                --                --       (    1,652)
                                                                -----------       -----------       ------------

          Net outflow of cash and cash equivalents in
            respect of the acquisition of subsidiaries                   --                --        4,734,174
                                                                ===========       ===========       ============

          On April 19, 2002, the Group acquired nine subsidiaries of Repsol-YPF, S.A. which held a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia. Further details of the transaction are included in note 5 to the financial statements.

          The subsidiaries acquired during the year contributed RMB3,317 million to turnover and RMB464 million to the consolidated profit after tax for the year ended December 31, 2002.

     (c)   Major non-cash transaction

          The cash generated from operations of RMB17,634,448,000 did not take into account of a transfer of prepayment of RMB372,479,000 recorded in 2001 to property, plant and equipment relating to acquisition of interests in certain oil and natural gas fields in the Xihu Trough in the East China Sea of the PRC from CNOOC for a total consideration of US$45,000,000.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (All amounts expressed in Renminbi unless otherwise stated)

33. CONTINGENT LIABILITIES

    As of December 31, 2002 and 2001, there were no material contingent liabilities not provided for in the financial statements.


34. COMMITMENTS

    (i)   Capital commitments

          As of 31 December 2002 and 2001, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

                                                       2001            2002
                                                  --------------   ------------
                                                     RMB'000         RMB'000

            Contracted for                             1,606,700      1,715,173
            Authorised, but not contracted for         5,183,690      9,060,722

          As of December 31, 2002, the Group had unutilised banking facilities amounted to approximately RMB31,646,389,000 (2001:
          RMB7,599,371,000).

    (ii)  General research and development commitments

          According to the general research and development services agreement with the Centre renewed on December 5, 2002, the Group agreed to pay the Centre for a term of three years from December 31, 2002, an annual amount of RMB140,000,000, RMB150,000,000 and RMB160,000,000 respectively for provision of general geophysical exploration services, comprehensive exploration research services, information technology services and seismic data processing. As of December 31, 2002, commitments for research and development services to be provided by the Centre amounted to approximately RMB450,000,000 (2001: RMB83,382,500).

    (iii) Operating lease commitments

          Operating lease commitments as of December 31, 2002 amounted to approximately RMB50,645,000 (2001: RMB94,079,000) and were as follows:

                                                                2001              2002
                                                            -------------      -----------
                                                               RMB'000          RMB'000

          Commitment due:
            - Within one year                                     48,789            47,017
            - After one year but within two years                 45,290             2,131
            - After two years but within three years                  --             1,497
                                                             ------------        ----------

                                                                  94,079             50,645
                                                             ===========         ==========

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)

34.  COMMITMENTS (CONT'D)

     (iv) Commitment to invest in an Australian gas project

          In August 2001, the Company signed a Memorandum of Understanding to explore the feasibility of acquiring an equity interest in certain oil and gas assets in a large natural gas field in Australia, and to develop the natural gas market in coastal China. In November 2001, the Company entered into a Heads of Agreement to establish a joint venture to develop Northwest Shelf gas in Australia. The Company has agreed to co-invest in the development of Australia's Northwest Shelf gas project and to produce and process liquefied natural gas to sell to the China markets, subject to the joint venture successfully bidding for the contract to supply liquefied natural gas to an import facility in Guangdong Province, in which CNOOC, the parent company, has an equity interest.

          On October 21, 2002, the Company entered into a definitive agreement with Northwest Shelf Venture partner to acquire an interest up to 5.56% in the North West Shelf Gas Project ("NWS Gas Project") titles and assume a 25% interest in the China LNG Joint Venture for a total consideration of US$366 million.

     (v)  Commitments to invest in an Indonesian gas project

          In September 2002, the Company entered into a Heads of Agreement to acquire a participating interest in the reserves and upstream production of the proposed joint venture known as the Tangguh LNG project of Indonesia ("Tangguh LNG project"). The Heads of Agreement provides for the Company to acquire from BP an equivalent 12.5% stake in the Tangguh LNG project for approximately US$275 million through the acquisition of certain interests in PSCs. The Tangguh LNG project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. The Tangguh LNG project partners have signed a conditional 25-year LNG Supply Contract to provide up to 2.6 million tonnes per annum of LNG to the Fujian LNG terminal project in China, beginning in 2007. Subsequent to December 31, 2002, the Company completed the acquisition (which was effective as of January 1, 2003) for a consideration of US$275 million.

          In addition, a repurchase agreement was entered into whereby put options and call options are granted to the Company and the sellers, respectively, to sell or to repurchase the interests in the above-mentioned PSCs. The options are exercisable if

          1) the LNG Supply Contract is terminated due to the non-satisfaction of the conditions precedent to the LNG Supply Contract; or


          2)   the LNG Supply Contract is otherwise legally ineffective

          on or before December 31, 2004. The exercise prices of the options are determined based on the original consideration paid plus adjustments stipulated in the repurchase agreement.

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)

34.  COMMITMENTS (CONT'D)

     (vi) Financial instruments

          (a)  Currency swap contracts

               As of December 31, 2002 and 2001, the Group had currency swap contracts with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at fixed rate of 4.5% per annum. The interest stipulated in the swap contract for the United States dollars was floating LIBOR rate.

               The details are as follows:

                                         2001                                2002
                                                  Weighted                          Weighted
                                                   average                           average
                             Notional          contractual         Notional      contractual
                      contract amount        exchange rate  contract amount    exchange rate
                            (JPY'000)            (JPY/US$)        (JPY'000)        (JPY/US$)
               Year
               2002           271,470                95.00               --               --
               2003           271,470                95.00          271,470            95.00
               2004           271,470                95.00          271,470            95.00
               2005           271,470                95.00          271,470            95.00
               2006           271,470                95.00          271,470            95.00
               2007           271,470                95.00          271,470            95.00

          (b)  Fair value of financial instruments

                    The carrying amounts of cash and cash equivalents, time deposits and short-term investments approximated fair value due to the short maturity of these instruments.

                    The estimated fair value of long-term bank loans based on current market interest rates was approximately RMB1,388,720,000 as of December 31, 2002 and comparably approximated their book value as of December 31, 2001.

                    The estimated fair value of 6.375% long-term guaranteed notes based on current market interest rates was approximately RMB4,482,378,000 as of December 31, 2002.

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)

35.  CONCENTRATION OF RISKS

     (a)  Credit risk

          The carrying amount of cash and cash equivalents, time deposits, liquidity funds and bond investments, accounts receivable and other receivables, and due from related parties and other current assets except for prepayments represents our maximum exposure to credit risk in relation to financial assets.

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

     (b)  Interest rate risk

          The directors of the Company believe that the exposure to interest rate risk of financial assets and liabilities as of December 31, 2002 was not significant. The interest rates and terms of repayment of our long-term bank loans are disclosed in Note 24.

     (c)  Currency risk

          Substantially all of the revenue-generating operations of the Group are transacted in US$ for overseas sales and RMB for domestic sales. On January 1, 1994, the PRC government abolished the dual rate system and introduced single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply free convertibility of RMB into foreign currencies. As foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China, approval of foreign currency payment by the People's Bank of China or other institution requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

     (d)  Business risk

          The major operations are conducted in the PRC and Indonesia and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)

35.  CONCENTRATION OF RISKS (CONT'D)

     (e)  Customer risk

          A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis.

                                                         2000             2001             2002
                                                         ----             ----             ----
                                                        RMB'000          RMB'000          RMB'000

          China Petroleum & Chemical Corporation       6,325,061        6,282,532        6,890,877
          PetroChina Company Limited                   1,458,429        1,320,587        1,187,571
          Castle Peak Power Company Limited            1,199,090        1,205,649        1,247,639

36.  ADDITIONAL FINANCIAL INFORMATION

               As of December 31, 2002, net current assets and total assets less current liabilities of the Group amounted to approximately RMB 17,352,044,000 and RMB 53,961,241,000 (2001: RMB
               15,638,483,000 and RMB39,927,972,000), respectively.

37.  SUBSEQUENT EVENTS

     (i)  Material acquisition

          Subsequent to the year end, on March 7, 2003, the Company entered into an agreement with BG International Limited ("BG"), a wholly-owned subsidiary of BG Group, to acquire from BG a 1/12th (8.33%) interest in the North Caspian Sea Project (the "Project") in Kazakhstan for US$615 million (subject to certain adjustments). The partners of the Project include ENI-Agip (operator), BG Group, ConocoPhillips, ExxonMobil, INPEX, Shell and TotalFinaElf. Completion of the acquisition is subject to a number of conditions including the wavier of certain pre-emption rights and receipt of governmental approvals.

     (ii) Share Options

          On February 24, 2003, the board of directors approved to grant options in respect of 8,410,000 shares to the Company's senior management under the share option scheme approved in June 2002. The exercise price for the options is HK$10.54 per share. Options granted under this scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

          - one-third of the shares underlying the options shall vest on the first anniversary of the date of the grant;
          - one-third of the shares underlying to the options shall vest on the second anniversary of the date of the grant; and
          - one-third of the shares underlying the options shall vest on the third anniversary of the date of the grant.

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)

37.  SUBSEQUENT EVENT (CONT'D)

     (iii)  Dividends

            On March 27, 2003, the board of directors proposed a final dividend of HK$0.15 per share, totalling HK$1,232,124,848 (equivalent of RMB1,307,407,676) and a special dividend of HK$0.15 per share, totalling HK$1,232,124,848 (equivalent to RMB1,307,407,676) to its shareholders for the year ended December 31, 2002. The proposed dividend distribution is subject to shareholders approval in their forth coming annual general meeting.


38.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP

     The accounting policies adopted by the Group conform to Hong Kong GAAP, which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP").

     (a)  Net profit and net equity

          (i)  Revaluation of land and buildings

               The Group revalued certain land and buildings on August 31, 1999 and December 31, 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation is based on the revalued amount. Additional depreciation arising from the revaluation for the year ended December 31, 2002 was approximately RMB9,156,000 (2001: RMB9,156,000). Under US GAAP, property, plant and equipment is required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation is recognised under US GAAP.

          (ii) Short-term investments

               According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in current period earnings. According to US GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No.115. Under US GAAP, related unrealised gains and losses on available-for-sale securities are excluded from current period earnings and included in other comprehensive income.

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)


38.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

     (a)  Net profit and net equity (cont'd)

          (iii) Impairment of long-lived assets

               Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

               Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 was issued in August 2001 and is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of.

               SFAS 144 requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

               For the year ended December 31, 2002, there were no impairment losses recognised under Hong Kong GAAP and US GAAP.

          (iv) Stock compensation plans

               As described in Note 29 to the financial statements, as of December 31, 2002, the Group had two stock option plans. The Group applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for these stock option plans. Accordingly, compensation costs that have been recognised for the stock option plans were RMB5,631,500 for the year ended December 31, 2002 (2001: RMB2,755,000). Had compensation costs for the Group's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Group's net income and earnings per share for the year ended December 31, 2002 would have been reduced to the pro forma amounts indicated below:

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)


38.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

     (a)  Net profit and net equity (cont'd)

          (iv) Stock compensation plans (cont'd)

                                                 Pro forma          As reported
                                          -------------------------------------
                                            2001           2002        2002
                                          ----------     ----------   ---------
                                           RMB'000       RMB'000      RMB'000

               Net income                 7,912,150     9,085,917    9,088,371
               Earnings per share
                 - Basic                   RMB1.00       RMB1.11      RMB1.11
                 - diluted                 RMB1.00       RMB1.11      RMB1.11

               Weighted average fair value of the options at the grant dates for awards under the plans was RMB3.10 per share which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 2.0%, an expected life of five years; expected volatility of 44%; and risk-free interest rates of 5.25%. Weighted average exercise price of the stock options was HK$6.09 per share.

          (v)  Provision for dismantlement

               HK GAAP require the provision of dismantlement to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. However, under US GAAP, the provisions for dismantlement are provided on a unit-of-production basis over field lives, there is no corresponding tangible fixed asset.

               The impact on the consolidated balance sheet as of December 31, 2002 is summarised below:

               Increase (Decrease) in caption heading          December 31, 2002
               --------------------------------------          -----------------
                                                                    RMB'000

               Property, plant and equipment, net                  (863,093)
               Provision for dismantlement                         (240,077)
               Deferred tax liabilities                            (186,904)
               Reserves                                            (436,112)

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)


38.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

     (a)  Net profit and net equity (cont'd)

               Effects on net profit and net equity of differences between Hong Kong GAAP and US GAAP are summarised below:

                                                                                                        Net profit
                                                                                    -----------------------------------------------
                                                                                         2000              2001           2002
                                                                                    --------------     -------------  -------------
                                                                                       RMB'000            RMB'000        RMB'000
               As reported under Hong Kong GAAP                                        10,296,600         7,957,631      9,232,827
               Impact of US GAAP adjustments:
                   - Reversal of additional depreciation, depletion
                         and amortisation arising from the revaluation surplus
                         on land and buildings                                              5,687             9,156          9,156
                   - Unrealised holding gains from available-for-sale marketable
                         securities                                                            --        (   43,796)    (   36,965)
                    - Realised holding gains from available-for-sale marketable
                         securities                                                            --                --         26,940
                    - Additional dismantlement based on unit-of-production method              --                --     (  197,079)
                    - Impact of income tax                                                     --                --         59,124
                    - Recognition of stock compensation cost                                   --        (    2,755)    (    5,632)
                                                                                       ----------         ---------      ---------
                As restated under US GAAP                                              10,302,287         7,920,236      9,088,371
                                                                                       ==========         =========      =========

                Net income per share under US GAAP

                     - Basic                                                             RMB 1.63          RMB 1.00       RMB 1.11
                                                                                         ========          ========       ========
                     - Diluted                                                           RMB 1.63          RMB 1.00       RMB 1.11
                                                                                         ========          ========       ========

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)

38.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

     (a)  Net profit and net equity (cont'd)

                                                                                          Net equity
                                                                                -----------------------------
                                                                                    2001             2002
                                                                                -----------      ------------
                                                                                  RMB'000          RMB'000

           As reported under Hong Kong GAAP                                      33,310,506       40,568,488
           Impact of US GAAP adjustments:
               - Reversal of revaluation surplus on land and buildings            ( 274,671)       ( 274,671)
               - Reversal of additional accumulated depreciation, depletion and amortisation charges arising from the revaluation
                    surplus on land and buildings                                    16,739           25,895
               - Cumulative adjustment for provision for dismantlement                   --      (   436,112)
                                                                                 ----------       ----------

          As restated under US GAAP                                              33,052,574       39,883,600
                                                                                 ==========       ==========

          There are no significant GAAP differences that affect classifications within the balance sheet or income statement but do not affect net income or shareholders' equity.

     (b)  Comprehensive income

          According to SFAS No. 130, it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that under US GAAP are included in comprehensive income and excluded from net income.

                                                                     2000             2001            2002
                                                                  ----------      -----------      -----------
                                                                    RMB'000          RMB'000         RMB'000
          Net income under US GAAP                                 10,302,287       7,920,236       9,088,371
          Other comprehensive income:
          Foreign currency translation adjustments                     (6,350)            702      (    7,948)
          Unrealised gains on short-term investments                                   43,796          36,965
          Less: reclassification adjustment for realised
             gains included in net income                                  --              --      (   26,940)
                                                                   ----------       ---------       ---------

          Comprehensive income under US GAAP                       10,295,937       7,964,734       9,090,448
                                                                   ==========       =========       =========

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)

38.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

     (b)  Comprehensive income (cont'd)

          Roll forward of accumulated other comprehensive income components are as follows:

                                                            Foreign                           Accumulated
                                                           currency    Unrealised gains             other
                                                        translation       on short-term     comprehensive
                                                        adjustments         investments            income
                                                        -----------         -----------            ------
                                                            RMB'000             RMB'000           RMB'000
          Balance at January 1, 2001                    (    6,350)                  --         (   6,350)
          Current year change                                  702               43,796            44,498
                                                         ---------             --------          --------
          Balance at January 1, 2002                    (    5,648)              43,796            38,148

          Reversal of current year realised gains               --            (  26,940)        (  26,940)
          Current year change                           (    7,948)              36,965            29,017
                                                         ---------             --------          --------
          Balance at December 31, 2002                  (   13,596)              53,821            40,225
                                                         =========             ========          ========

     (c)  Derivative instruments

          The Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge certain Japanese Yen denominated loan repayments in the future. In accordance with SFAS No. 133, the derivative contract was recorded as "other current liabilities" in the consolidated balance sheet at fair value. For the year ended December 31, 2002, the Group recognised related changes in fair value, a gain of RMB14,485,000 (2001:
          RMB29,134,000), and included the amount in "exchange (loss)/gain, net" in the consolidated income statement.

     (d)  Accounting for asset retirement obligations

          On August 15, 2001, SFAS No. 143 "Accounting for asset retirement obligation" ("SFAS No. 143") was released and will be effective for the fiscal years beginning after June 15, 2002. The Statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under the Statement, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised.

          Adoption of the statement will likely result in increase in both costs of assets and total liabilities. The Group is currently assessing these matters and has not yet determined whether or the extent to which they will affect the financial statements.

                       CNOOC LIMITED AND ITS SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

           (All amounts expressed in Renminbi unless otherwise stated)

38.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

     (e)  Use of estimates in the preparation of financial statements

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

     (f) Deferred income taxes

          Under Hong Kong GAAP, the Group provides deferred taxes for timing differences only to the extent that it is probable a liability or asset will crystallise in the foreseeable future. US GAAP requires full provision for deferred taxes under the asset and liability method on all temporary differences. In August 2002, a revised accounting standard SSAP 12 "Income Taxes" was issued in Hong Kong. The revised standard is effective for accounting periods beginning on or after January 1, 2003 and requires full provision for deferred taxes similar to US GAAP.

          For Hong Kong GAAP purposes, deferred taxes are provided using the liability method whereby it is calculated using tax rates estimated to be applicable when timing differences reverse.

          For US GAAP purposes, deferred tax assets and liabilities are recognised for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carry forwards using enacted tax rates expected to be in effect when these differences are realised. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will be realised.

          For the year ended December 31, 2002, there was no difference on the amounts of deferred income taxes recognised under Hong Kong GAAP and US GAAP.

     (g)  Segment reporting

          The Group's segment information is based on the segmental operating results regularly reviewed by the Group's chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group's consolidated Hong Kong GAAP financial statements.

                                  CNOOC LIMITED
    SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

           (All amounts expressed in Renminbi unless otherwise stated)

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

     Estimates of crude oil and natural gas reserve have been made by independent engineers. The Group's net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less (a) an adjustment for the Group's share of royalties payable by the Group to the PRC government and the Group's participating interest in share oil payable to the PRC government under the production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group's participating interest, plus its participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

     The proved developed and undeveloped reserves for Indonesia in 2000 and 2001 were less than 1% to the total and no separate disclosure was presented.

     Proved developed and undeveloped reserves (net of royalties and government share oil):

                                                       PRC                        (Indonesia)                   (Total)
                                                       -----                      -----------                   -------
                                                Oil    Natural gas            Oil    Natural gas            Oil    Natural gas
                                             (Mmbbls)         (Bcf)       (Mmbbls)         (Bcf)        (Mmbbls)          (Bcf)
                                             -------         -----        -------          -----        -------          -----
     December 31, 1999                        1,242          3,332             --             --          1,242          3,332
         Discoveries and extensions              76              5             --             --             76              5
         Sales of reserves                      (41)            --             --             --            (41)            --
         Production                             (75)           (72)            --             --            (75)           (72)
         Revisions of prior estimates            14            (15)            --             --             14            (15)
                                             ------         ------         ------         ------         ------         ------

     December 31, 2000                        1,216          3,250             --             --          1,216          3,250
         Discoveries and extensions             199            166             --             --            199            166
         Production                             (84)           (71)            --             --            (84)           (71)
         Revisions of prior estimates           (52)           (97)            --             --            (52)           (97)
                                             ------         ------         ------         ------         ------         ------

     December 31, 2001                        1,279          3,248             --             --          1,279          3,248
         Purchase of reserves                    --             --            143            241            143            241
         Discoveries and extensions             150            169             --             --            150            169
         Production                             (96)           (79)           (13)           (26)          (109)          (105)
         Revisions of prior estimates           (46)            (5)             8             --            (38)            (5)
                                             ------         ------         ------         ------         ------         ------
     December 31, 2002                        1,287          3,333            138            215          1,425          3,548
                                             ======         ======         ======         ======         ======         ======

                                  CNOOC LIMITED
    SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

           (All amounts expressed in Renminbi unless otherwise stated)

(a)  Reserve quantity information (cont'd)

     Proved developed reserves:

                                    PRC                       Indonesia                        Total
                                    ---------                 -----------                      ------
                              Oil    Natural Gas            Oil    Natural Gas            Oil    Natural Gas
                           (Mmbbls)        (Bcf)        (Mmbbls)          (Bcf)        (Mmbbls)         (Bcf)
                           -------         -----        -------          -----        -------          -----
     December 31, 2000        546            558             --             --            546            558
     December 31, 2001        582            765             --             --            582            765
     December 31, 2002        542            724            115            101            657            825

(b)  Results of operations

                                                                                                    2002
                                       2000                2001               -----------------------------------------------
                                        PRC                 PRC                 PRC              Indonesia             Total
                                        ---                 ---                 ---              ---------             -----
                                      RMB'000             RMB'000             RMB'000             RMB'000             RMB'000
     Net sales to customers          18,819,323          17,560,788          20,280,746           3,498,548          23,779,294
     Operating expenses              (2,124,078)         (2,329,130)         (2,440,210)         (1,335,124)         (3,775,334)
     Production taxes                (1,036,729)           (883,768)         (1,023,049)                 --          (1,023,049)
     Exploration                       (552,869)         (1,039,297)         (1,286,670)            (31,653)         (1,318,323)
     Depreciation, depletion
        and amortisation             (2,577,882)         (2,566,920)         (3,121,381)           (898,151)         (4,019,532)
                                    -----------         -----------         -----------         -----------         -----------
                                     12,527,765          10,741,673          12,409,436           1,233,620          13,643,056

     Income tax expenses             (2,265,847)         (3,992,578)         (3,816,008)           (592,138)         (4,408,146)
                                    -----------         -----------         -----------         -----------         -----------
     Result of operations            10,261,918           6,749,095           8,593,428             641,482           9,234,910
                                    ===========         ===========         ===========         ===========         ===========

(c)  Capitalised costs

                                                                                                      2002
                                          2000                2001               -----------------------------------------------
                                           PRC                 PRC                 PRC              Indonesia             Total
                                           ---                 ---                 ---              ---------             -----
                                         RMB'000             RMB'000             RMB'000             RMB'000             RMB'000
     Proved oil and
       gas properties                  36,323,472          40,748,848          46,426,684           9,605,744          56,032,428

     Unproved oil and gas
       properties                         996,452             428,611             521,880                  --             521,880
     Accumulated depreciation,
       depletion and amortisation     (15,482,082)        (18,154,653)        (21,161,905)           (993,316)        (22,155,221)
                                      -----------         -----------         -----------         -----------         -----------
     Net capitalised costs             21,837,842          23,022,806          25,786,659           8,612,428          34,399,087
                                      ===========         ===========         ===========         ===========         ===========

                                  CNOOC LIMITED
    SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

           (All amounts expressed in Renminbi unless otherwise stated)

(d)  Costs incurred

                                                                                               2002
                                           2000           2001             --------------------------------------------
                                           PRC            PRC               PRC              Indonesia           Total
                                           ---            ---               ---              ---------           -----
                                         RMB'000        RMB'000           RMB'000             RMB'000           RMB'000
     Acquisition costs                       --                --                --         4,735,826         4,735,826
     Exploration costs                  610,159           996,121         1,519,683            32,405         1,552,088
     Development cost                 4,176,555         3,958,357         5,458,199           750,532         6,208,731
                                     ----------        ----------        ----------        ----------        ----------
     Total costs incurred             4,786,714         4,954,478         6,977,882         5,518,763        12,496,645
                                     ==========        ==========        ==========        ==========        ==========

(e) Standardised measure of discounted future net cash flows and changes therein

     In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group's estimated annual future production from proven reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$28 as of December 31, 2002 (2001: US$17; 2000: US$22).
     Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

     Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

     Present value of estimated future net cash flows:

                                                                                                         2002
                                                        2000             2001            ---------------------------------------
                                       Notes            PRC              PRC              PRC          Indonesia           Total
                                       -----            ---              ---              ---          ---------           -----
                                                      RMB'000          RMB'000          RMB'000         RMB'000           RMB'000
     Future cash inflows                (1)         326,513,363      261,339,180     389,025,791       37,242,644       426,268,435
     Future production costs                        (73,402,341)     (74,404,378)    (89,657,677)     (22,386,603)     (112,044,280)
     Future development costs           (2)         (31,279,348)     (38,640,756)    (44,699,729)      (5,381,081)      (50,080,810)
     Future income taxes                            (30,833,803)     (39,097,483)    (73,757,925)      (4,301,926)      (78,059,851)
                                                    -----------      -----------     -----------       ----------       -----------
     Future net cash flows                          190,997,871      109,196,563     180,910,460        5,173,034       186,083,494
         10% discount factor            (3)         (97,607,274)     (58,114,105)    (84,478,856)      (1,463,589)      (85,942,445)
                                                    -----------      -----------     -----------       ----------       -----------
     Standardised measure                            93,390,597       51,082,458      96,431,604        3,709,445       100,141,049
                                                    ===========      ===========     ===========       ==========       ===========

                                  CNOOC LIMITED
    SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

           (All amounts expressed in Renminbi unless otherwise stated)

(e) Standardised measure of discounted future net cash flows and changes therein (cont'd)

     (1) Future cash flows consist of the Group's 100% interest in the independent oil and gas properties and the Group's participating interest in the properties under production sharing contracts in PRC less (a) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC under production sharing contracts and (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group's participating interest, plus its participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

     (2) Future development costs include the estimated costs of drilling future development wells and building the production platforms.

     (3) Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

     Changes in the standardised measure of discounted future net cash flows:

                                                                       2000                 2001                 2002
                                                                       ----                 ----                 ----

     Standardised measure, beginning of year                        87,722,457           93,390,597           51,082,458
     Sales of production, net of royalties and production          (15,658,516)         (14,347,890)         (18,980,911)
       costs
     Net change in prices, net of royalties and production             578,121          (32,289,445)          58,471,355
       costs
     Extensions discoveries and improved recovery, net of            5,417,977            9,985,707           14,603,893
       related future costs
     Change in estimated future development costs                    3,433,517           (9,651,681)         (13,947,849)
     Development costs incurred during the year                      4,176,555            3,958,357            6,208,731
     Revisions in quantity estimates                                   830,236           (3,272,326)          (3,301,510)
     Accretion of discount                                          10,361,478           10,846,714            6,873,378
     Net change in income taxes                                        815,779           (3,241,861)         (23,296,206)
     Purchase of properties                                                 --                   --           15,899,375
     Sales of property                                              (2,865,132)                  --                   --
     Changes in timing and other                                    (1,421,875)          (4,295,714)           6,528,335
                                                                    ----------           ----------          -----------
     Standardised measure, end of year                              93,390,597           51,082,458          100,141,049
                                                                    ==========           ==========          ===========

                                 EXHIBIT INDEX



Exhibit
Number         Document                                                                                 Page
------         --------                                                                                 ----
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

2.1            Form of Indenture.                                                                       Ex-6

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

4.3            The Reorganization Agreement dated September 13, 1999 between CNOOC, Offshore Oil
               Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.3 to our
               Registration Statement on Form F-1 filed with the Securities and Exchange Commission
               (File Number: 333-10862).

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



                                               Ex-1

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

4.11           Trademark License Agreement dated September 9, 1999 between CNOOC, Offshore Oil
               Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.11 to our
               Registration Statement on Form F-1 filed with the Securities and Exchange Commission
               (File Number: 333-10862).

4.12           Trademark License Agreement dated September 9, 1999 between China Offshore Oil
               Marketing Company, CNOOC Limited and Offshore Oil Company Limited and CNOOC Limited,
               incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1
               filed with the Securities and Exchange Commission (File Number: 333-10862).

4.13           Agreement for provision of materials, facilities and auxiliary services dated
               September 9, 1999 with CNOOC affiliates, incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 filed with the Securities and Exchange
               Commission (File Number: 333-10862).

4.14           Agreement for provision of materials, facilities and auxiliary services dated
               September 9, 1999 with CNOOC affiliates, incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 filed with the Securities and Exchange
               Commission (File Number: 333-10862).

4.15           Agreement for provision of materials, facilities and auxiliary services dated
               September 9, 1999 with CNOOC affiliates, incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 filed with the Securities and Exchange
               Commission (File Number: 333-10862).

4.16           Agreement for provision of materials, facilities and auxiliary services dated
               September 9, 1999 with CNOOC affiliates, incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 filed with the Securities and Exchange
               Commission (File Number: 333-10862).



                                               Ex-2

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

                                               Ex-3

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



                                               Ex-4

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

8              List of Subsidiaries.                                                                    Ex-61

10.1           Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the
               Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and
               Exchange Commission (File Number: 1-14966).

10.2           Sarbanes-Oxley Act of 2002 Section 906 Certification furnished (not filed) to the        Ex-62
               Securities and Exchange Commission






                                               Ex-5