Form 20-F
period 2003-12-31
CNOOC LTD
filed 2004-06-23
CIK 1095595

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------

                                    FORM 20-F
         (Mark One)
         |_|   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
                                       OR
         |X|   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
                                       OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from   to

                         Commission File Number 1-14966

                                  CNOOC LIMITED
                          [CHINESE CHARACTERS OMITTED]
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                                    Hong Kong
                 (Jurisdiction of incorporation or organization)

                             ---------------------

                         65th Floor, Bank of China Tower
                            One Garden Road, Central
                                    Hong Kong
                    (Address of principal executive offices)

                             ---------------------

         Securities registered or to be registered pursuant to Section 12(b) of the Act.

                       Title of each class                            Name of each exchange on which registered
                       -------------------                            -----------------------------------------
American depositary shares, each representing 100 shares of
   par value HK$0.02 per share....................................    New York Stock Exchange, Inc.*
Shares of par value HK$0.02 per share.............................    New York Stock Exchange, Inc.**

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

Shares, par value HK$0.10 per share............................41,061,951,275*

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant is required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                          Yes |X|   No |_|

     Indicate by check mark which financial statement item the Registrant has elected to follow.

                                      Item 17 |_|   Item 18 |X|

______________________
* A 5-for-1 stock split went into effect on March 17, 2004 and since then each American depositary share represents 100 shares, rather than 20 shares previously. The number of shares outstanding immediately after the stock split was 41,070,828,275. Due to buybacks by the registrant in May 2004, the number of shares outstanding on June 10, 2004 was 41,061,951,275.
** Not for trading, but only in connection with the registration of American depositary shares.

                                Table of Contents

                                                                                                               Page
                                                                                                               ----
TERMS AND CONVENTIONS.............................................................................................1
FORWARD-LOOKING STATEMENTS........................................................................................5

                                     PART I

   ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................................6
   ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................6
   ITEM 3.      KEY INFORMATION...................................................................................6
                A.  Selected Financial Data.......................................................................6
                B.  Capitalization and Indebtedness..............................................................10
                C.  Reasons for the Offer and Use of Proceeds....................................................10
                D.  Risk Factors.................................................................................11
   ITEM 4.      INFORMATION ON THE COMPANY.......................................................................21
                A.  History and Development......................................................................21
                B.  Business Overview............................................................................25
   ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................................................72
                A.  Operating Results............................................................................72
                B.  Liquidity and Capital Resources..............................................................86
                C.  Research and Development, Patents and Licenses, etc..........................................94
                D.  Trend Information............................................................................94
                E.  Off- Balance Sheet Arrangements..............................................................95
                F.  Tabular Disclosure of Contractual Obligations................................................95
   ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................................96
                A.  Directors and Senior Management..............................................................96
                B.  Compensation of Directors and Officers.......................................................99
                C.  Board Practice..............................................................................100
                D.  Employees...................................................................................103
                E.  Share Ownership.............................................................................103
   ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............................................106
                A.  Major Shareholders..........................................................................106
                B.  Related Party Transactions..................................................................106
                C.  Interests of Experts and Counsel............................................................112
   ITEM 8.      FINANCIAL INFORMATION...........................................................................112
                A.  Consolidated Statements and Other Financial Information.....................................112
                B.  Significant Changes.........................................................................113
   ITEM 9.      THE OFFER AND LISTING...........................................................................114
   ITEM 10.     ADDITIONAL INFORMATION..........................................................................115
                A.  Share Capital...............................................................................115
                B.  Memorandum and Articles of Association......................................................115
                C.  Material Contracts..........................................................................118
                D.  Exchange Controls...........................................................................118
                E.  Taxation....................................................................................119
                F.  Dividends and Paying Agents.................................................................122
                G.  Statement by Experts........................................................................122
                H.  Documents on Display........................................................................122
                I.  Subsidiary Information......................................................................123
   ITEM 11.     QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK......................................123
   ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................124

                                     PART II

   ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................125



   ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................125
                A.  Material Modifications to the Rights to Security Holders....................................125
                B.  Use of Proceeds.............................................................................125
   ITEM 15.     CONTROLS AND PROCEDURES.........................................................................125
   ITEM 16A.    AUDIT COMMITTEE FINANCE EXPERT..................................................................125
   ITEM 16B.    CODE OF ETHICS..................................................................................125
   ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................................................126
   ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES......................................127
   ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                AFFILIATED PURCHASERS...........................................................................127

                                    PART III

   ITEM 17.     FINANCIAL STATEMENTS............................................................................128
   ITEM 18.     FINANCIAL STATEMENTS............................................................................128
   ITEM 19.     EXHIBITS........................................................................................128

                              TERMS AND CONVENTIONS

Definitions

         Unless the context otherwise requires, references in this annual report to:

         o "CNOOC" are to our controlling shareholder, China National Offshore Oil Corporation, a PRC state-owned enterprise, and its affiliates, excluding us and our subsidiaries;

         o "CNOOC Limited," "our company," "we," "our" or "us" are to CNOOC Limited, a Hong Kong limited liability company and the registrant of this annual report, and its subsidiaries;

         o "China" or "PRC" are to the People's Republic of China, excluding for purposes of this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

         o "Hong Kong Stock Exchange" or "HKSE" are to The Stock Exchange of Hong Kong Limited;

         o "HK$" are to Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

         o    "JPY" are to Japanese yen, the legal currency of Japan;

         o    "Rmb" are to Renminbi, the legal currency of the PRC;

         o "Rupiah" are to Indonesian Rupiah, the legal currency of the Republic of Indonesia; and

         o "US$" are to U.S. dollar, the legal currency of the United States of America.

Conventions

         We have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 of US$1.00=Rmb 8.2767. We have also translated amounts in Hong Kong dollars solely for the convenience of the reader at the rate of HK$7.7988 to US$1.00, the linked exchange rate between such currencies under policies of the Hong Kong government in effect on December 31, 2003. We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2003, or at all. For further information on exchange rates, see Item 3 "Key Information--Selected Financial Data."

         Totals presented in this annual report may not total correctly due to rounding of numbers.

         Our "average net realized price" for oil and gas in each period is derived from a numerator divided by a denominator, where:

         o the numerator is equal to the sum of (i) revenues from our oil and gas sales offshore China for the applicable period; (ii) the 30% ownership share of revenues from gas sales for the applicable period from our associated company, Shanghai Petroleum and Natural Gas Company Limited; and (iii) the revenues from oil and gas sales for the applicable period from our overseas interests; while:

         o the denominator is equal to the sum of (i) the volume of oil and gas sales offshore China for the applicable period; (ii) 30% of the volume of gas sales for the applicable period from our associated company; and (iii) the volume of oil and gas sales for the applicable period from our overseas interests.

         Our "net proved reserves" are derived from proved reserves less certain adjustments, where:

         o proved reserves is equal to the sum of (i) our 100% interest in our independent oil and gas properties (excluding the proved reserves attributable to our associated company); (ii) our participating interest in the properties covered under our production sharing contracts in the PRC and overseas; and (iii) our 30% interest in the proved reserves of our associated company; while:

         o the adjustments equal the sum of (i) an adjustment for our share of royalties payable to the PRC government and our participating interest in share oil payable to the PRC government under our production sharing contracts in the PRC; (ii) an adjustment for production allocable to foreign partners under our production sharing contracts in the PRC as reimbursement for exploration expenses attributable to our working interest; and (iii) adjustments for share oil payable under our overseas production sharing contracts for any domestic market obligation under which the contractor must sell a specified percentage of its crude oil to the local overseas market (such as in Indonesia) at a reduced price. In this annual report, we use "share oil" to refer to the portion of production that must be allocated to the relevant government entity or company under our production sharing contracts.

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

         o "finding and development cost per BOE" means, for a given period, the sum of total finding and development cost incurred, divided by the sum of discoveries, extensions, purchases of reserves, and revisions of prior estimates of net proved reserves.

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

         For further definitions relating to reserves:

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

         o "success rate" means the total number of successful wells divided by the total number of wells drilled in a given period. Success rate can be applied to wildcat wells or appraisal wells in general.

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

                           FORWARD-LOOKING STATEMENTS

         This annual report includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe," "intend," "expect," "anticipate," "project," "estimate," "predict" and similar expressions are also intended to identify such forward-looking statements.

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

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable, but see "Item 6--Directors, Senior Management and Employees--Directors and Senior Management."

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.     KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         You should read our selected historical consolidated financial data set forth below in conjunction with our consolidated financial statements and their notes under Item 18 "Financial Statements" and "Item 5--Operating and Financial Review and Prospects" in this annual report. The following selected income statement data and cash flows data for the two years ended December 31, 2003 and the selected balance sheet data as of December 31, 2002 and 2003 have been derived from our consolidated financial statements audited by Ernst & Young, our current independent public accountants. The following selected income statement data and cash flows data for the three years ended December 31, 2001 and the selected balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from our consolidated financial statements audited by Arthur Andersen & Co, our independent public accountants prior to 2002.

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

         Our financial information in this annual report reflects our October 1999 reorganization and has been prepared as if our current structure had been in existence at the beginning of 1999. We have prepared and presented our consolidated financial statements in accordance with Hong Kong GAAP. For an explanation of the reconciliation of our net income and shareholders' equity to U.S. GAAP, see note 37 to our consolidated financial statements under Item 18 "Financial Statements" in this annual report.



                                                                          Year ended December 31,
                                                       ----------------------------------------------------------------
                                                         1999     2000      2001       2002        2003         2003
                                                       -------- -------- ---------- ---------- ------------  ----------
                                                         Rmb       Rmb      Rmb        Rmb         Rmb          US$
                                                       -------- -------- ---------- ---------- ------------  ----------
                                                                   (in millions, except per share data)
Income Statement Data:
Hong Kong GAAP
Operating revenues:
   Oil and gas sales..............................    11,398      18,819     17,561     23,779      28,117       3,397
   Marketing revenues.............................     3,805       5,126      2,537      2,377      12,399       1,498
   Other income...................................       108         279        722        217         434          53
                                                     --------    --------   --------  ---------   ---------   ---------
   Total operating revenues.......................    15,311      24,224     20,820     26,374      40,950       4,948
                                                     --------    --------   --------  ---------   ---------   ---------

Expenses:
   Operating expenses.............................    (1,855)     (2,124)    (2,329)    (3,775)     (4,513)       (545)
   Production taxes...............................      (579)     (1,037)      (884)    (1,023)     (1,239)       (150)
   Exploration expenses...........................      (247)       (553)    (1,039)    (1,318)       (848)       (103)
   Depreciation, depletion and amortization.......    (2,373)     (2,578)    (2,567)    (4,020)     (4,643)       (561)
   Dismantlement..................................      (177)       (104)       (90)      (126)       (167)        (20)
   Crude oil and product purchases................    (3,737)     (5,098)    (2,453)    (2,326)    (12,295)     (1,485)
   Selling and administrative expenses............      (517)       (456)      (616)    (1,007)     (1,213)       (147)
   Other..........................................        (5)       (217)      (618)       (31)       (350)        (42)
                                                     --------    --------   --------  ---------   ---------   ---------
                                                      (9,490)    (12,167)   (10,596)   (13,626)    (25,268)     (3,053)
                                                     --------    --------   --------  ---------   ---------   ---------

Interest income...................................        54         237        318        148         184          22
Interest expenses.................................      (662)       (475)      (117)      (295)       (355)        (43)
Exchange gain (loss), net.........................      (432)        381        235       (114)         (7)         (1)

Short term investment income......................        --          --        221        193         124          15
Share of  profit of an associate..................        13         218         90        165         220          27
Non-operating profit (loss), net..................        (1)       (195)        35        (71)        315          38
                                                     --------    --------   --------  ---------   ---------   ---------

Income before tax.................................     4,833      12,223     11,006     12,774      16,163       1,953
Tax...............................................      (722)     (1,926)    (3,048)    (3,541)     (4,628)       (559)
                                                     --------    --------   --------  ---------   ---------   ---------
Net income........................................     4,111      10,297      7,958      9,233      11,535       1,394
                                                     ========    ========   ========  =========   =========   =========

Net income per share (basic)(a)(b)................      0.14        0.33       0.20       0.22        0.28        0.03
Net income per share (diluted)(a)(c)..............      0.14        0.33       0.20       0.22        0.28        0.03
Net income per ADS (basic)(a)(b)..................     13.70       32.53      20.04      22.48       28.09        3.39
Net income per ADS (diluted)(a)(c)................     13.70       32.53      20.04      22.47       28.06        3.38

Dividend per share(a)
   Interim........................................     0.060          --      0.022      0.024       0.030        0.004
   Interim (in US$)...............................     0.007                  0.003      0.003       0.004        0.004
   Special interim................................        --          --         --         --       0.038        0.005
   Special interim (in US$).......................        --          --         --         --       0.005        0.005
   Proposed final.................................        --       0.196      0.032      0.032       0.026        0.003
   Proposed final (in US$)........................        --       0.024      0.004      0.004       0.003        0.003
   Proposed special final.........................        --          --         --      0.032       0.038        0.005
   Proposed special final (in US$)................        --          --         --      0.004       0.005        0.005

U.S. GAAP
Operating revenues:
Oil and gas sales.................................    11,398      18,819     17,561     23,779      28,117       3,397
Marketing revenues................................     3,805       5,126      2,537      2,377      12,399       1,498
Other income......................................       108         279        722        217         434          53
                                                     --------    --------   --------  ---------   ---------   ---------
Total operating revenues..........................    15,311      24,224     20,820     26,374      40,950       4,948
                                                     --------    --------   --------  ---------   ---------   ---------
Net Income........................................     4,113      10,302      7,920      9,086      11,980       1,447

Net income per share (basic)(a)(b)................      0.14        0.33       0.20       0.22        0.29        0.03
Net income per share (diluted)(a)(c)..............      0.14        0.33       0.20       0.22        0.29        0.03
Net income per ADS (basic)(a)(b)..................     13.70       32.53      19.95      22.12       29.17        3.52
Net income per ADS (diluted)(a)(c)................     13.70       32.55      19.95      22.13       29.14        3.52

______________
(a) On March 17, 2004, our shareholders approved a five-for-one stock split of our shares. The stock split was effected by dividing each of our issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each, and to increase the board lot size for trading on the Hong Kong Stock Exchange from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each. The ratio of our ADSs listed on the New York Stock Exchange also changed such that each ADS now represents 100 subdivided shares of HK$0.02 each, as opposed to 20 shares of HK$0.10 each prior to the stock split.

(b) Net income per share (basic) and net income per ADS (basic) for the year ended December 31, 1999 have been computed by dividing net income by the number of shares and the number of ADSs of 1,500,000,000 (based on a ratio of 100 shares to one ADS), outstanding immediately after our reorganization in 1999. Net income per share (basic) and net income per ADS (basic) for 2000 have been computed by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 31,655,572,105 and 316,555,721 respectively (based on a ratio of 100 shares to one ADS) for the period. Similarly, net income per share (basic) and net income per ADS (basic) for 2001 have been computed, without considering the dilutive effect of the shares underlying our share option scheme, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 39,706,916,525 and 397,069,165 respectively (based on a ratio of 100 shares to one
         ADS) for the period. Net income per share (basic) and net income per ADS (basic) for 2002 have been computed, without considering the dilutive effect of the shares underlying our share option scheme, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 41,070,828,275 and 410,708,283 respectively (based on a ratio of 100 shares to one ADS) for the period. Net income per share (basic) and net income per ADS (basic) for 2003 have been computed, without considering the dilutive effect of the shares underlying our share option scheme, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 41,070,828,275 and 410,708,283 respectively (based on a ratio of 100 shares to one ADS) for the period.

(c) Net income per share (diluted) and net income per ADS (diluted) for the year ended December 31, 1999 have been computed by dividing net income by the number of shares and the number of ADSs of 1,500,000,000 (based on a ratio of 100 shares to one ADS), outstanding immediately after our reorganization in 1999. Net income per share (diluted) and net income per ADS (diluted) for 2000 have been computed by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 31,655,572,105 and 316,555,721 respectively (based on a ratio of 100 shares to one
         ADS) for the period. Similarly, net income per share (diluted) and net income per ADS (diluted) for 2001 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, using 39,711,444,015 and 397,114,440 respectively. Net income per share (diluted) and net income per ADS (diluted) for 2002 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, using 41,096,426,920 and 410,964,269 respectively. Net income per share (diluted) and net income per ADS (diluted) for 2003 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, by using 41,110,339,095 and 411,103,391 respectively.

                                                                             As of December 31,
                                                      ----------------------------------------------------------------
                                                         1999       2000       2001       2002       2003       2003
                                                      ---------  ---------  ---------  ---------  ---------  ---------
                                                         Rmb        Rmb        Rmb        Rmb        Rmb        US$
                                                      ---------  ---------  ---------  ---------  ---------  ---------
                                                                                (in millions)
Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents.........................         879      2,797      6,394      7,839     14,400     1,740
Time deposits with maturities over three months...          --      3,425      2,050      4,690      2,323       281
Short term investments............................          --        300      8,896      6,531      5,684       687
Current assets....................................       4,987      9,472     20,030     24,487     29,263     3,536
Property, plant and equipment, net................      20,907     22,654     23,828     36,072     43,124     5,210
Investment in associates..........................         274        471        462        537      1,118       135
Total assets......................................      26,168     32,597     44,320     61,096     73,504     8,881
Current liabilities...............................       9,177      8,768      4,392      7,134      9,307     1,124
Long term bank loans, net of current portion......       6,033      4,749      3,256        941        890       107
Long term guaranteed notes .......................          --         --         --      4,071      8,142       984
Total long term liabilities.......................       8,607      7,707      6,617     13,393     17,461     2,110
Total liabilities.................................      17,784     16,475     11,009     20,527     26,768     3,234
Shareholders' equity..............................       8,384     16,122     33,311     40,568     46,737     5,647

U.S. GAAP
Total assets......................................      26,000     32,330     44,062     60,444     73,234     8,848
Total long term liabilities.......................       7,562      7,707      6,617     13,393     17,461     2,109
Shareholders' equity..............................       9,261     15,855     33,053     40,344     46,496     5,618

                                                                           Year ended December 31,
                                                      ----------------------------------------------------------------
                                                         1999       2000       2001       2002       2003       2003
                                                      ---------  ---------  ---------  ---------  ---------  ---------
                                                         Rmb        Rmb         Rmb        Rmb        Rmb        US$
                                                      ---------  ---------  ---------  ---------  ---------  ---------

                                                                (in millions, except percentages and ratios)
Other Financial Data:
Hong Kong GAAP
Capital expenditures paid.........................      4,070      4,404      4,343      6,833      8,272        999
Cash provided by (used for):
     Operating activities.........................      7,323     13,233     11,759     14,742     17,819      2,153
     Investing activities.........................     (4,442)    (7,861)   (11,366)   (11,724)    (9,513)    (1,149)
     Financing activities.........................     (2,428)    (3,454)     3,204     (1,573)    (1,745)      (211)
Other Data
     EBITDE(1)....................................      8,630     15,315     14,366     18,499     21,998      2,658
     EBITDE margin(2).............................       56.4%      63.2%      69.0%      70.1%      53.7%      53.7%
     Ratio of EBITDE to gross interest expense(3).       12.3x      32.2x      45.5x      45.7x      43.4x      43.4x
     Ratio of total debt to EBITDE................        1.1x       0.4x       0.3x       0.3x       0.4x       0.4x
     Ratio of total debt to total capitalization(4)      63.1%      27.5%      12.3%      11.6%      16.2%      16.2%

U.S. GAAP
Cash provided by (used for):
     Operating activities(5)......................      7,323     13,233     11,759     14,742     17,819      2,153
     Investing activities.........................     (4,442)    (7,861)   (11,366)   (11,724)    (9,513)    (1,149)
     Financing activities.........................     (2,428)    (3,454)     3,204     (1,573)    (1,745)      (211)
Ratio of cash provided by operating activities to
   gross interest expense(3)(5)...................       10.5x      27.9x      37.2x      36.4x      35.1x      35.1x
Ratio of total debt to cash provided by operating
   activities(5)..................................        1.2x       0.4x       0.4x       0.4x       0.5x       0.5x
Net income(6).....................................      4,113     10,302      7,920       9,086     11,980      1,447
Net income margin(6)(7)...........................       26.9%      42.5%      38.0%      34.5%      29.3%      29.3%
Ratio of net income to gross interest expense(3)(6)       5.9x      21.7x      25.1x      22.4x      23.6x      23.6x
Ratio of total debt to net income(6)..............        2.2x       0.6x       0.6x       0.6x       0.8x       0.8x
Other Data
     EBITDE(1)....................................      8,630     15,315     14,319      18,483     21,998      2,658
     EBITDE margin(2).............................       56.4%      63.2%      68.8%      70.1%      53.7%      53.7%
     Ratio of EBITDE to gross interest expense(3).       12.3x      32.2x      45.4x      56.6x      43.3x      43.3x
     Ratio of total debt to EBITDE................        1.1x       0.4x       0.3x       0.3x       0.4x       0.4x
     Ratio of total debt to total capitalization(4)      59.5%      27.9%      12.4%      11.8%      24.2%      24.2%

______________
(1) We have defined EBITDE to mean earnings before interest income, interest expense, income taxes, depreciation, depletion, amortization, dismantlement, exploration expenses, impairment losses related to property, plant and equipment and exchange gains or losses as computed under Hong Kong and U.S. GAAP. EBITDE is not a standard measure under either Hong Kong or U.S. GAAP. You should not consider our definition of EBITDE in isolation or construe it as an alternative to net income, cash provided by operating activities or any other measure of performance or as an indicator of operating performance, liquidity or any other standard measure under either Hong Kong or U.S. GAAP. We believe net income and cash provided by operating activities are the most directly comparable financial measures for EBITDE as an indicator of our operating performance and liquidity, respectively. For our management's explanation of how we define EBITDE and why we use it, see "Item 5--Operating and Financial Review and Prospects--Overview--Non-GAAP Financial Measures."
(2) EBITDE margin represents EBITDE as a percentage of our total operating revenues, as computed under both Hong Kong and U.S. GAAP. EBITDE margin is used as an indicator of operating performance. Our EBITDE as a percentage of oil and gas sales for the five years ended December 31, 2003 were 75.7%, 81.4%, 81.8%, 77.8% and 78.2%, respectively.
(3)  Gross interest expense includes capitalized interest.
(4)  Total capitalization excludes current portion of long-term debt.
(5) We have included data relating to cash provided by operating activities in this table because we believe it is the most directly comparable Hong Kong and U.S. GAAP measure to EBITDE as an indicator of liquidity. EBITDE is not a standard measure under either Hong Kong or U.S. GAAP.
(6) We have included net income data in this table because we believe it is the most directly comparable Hong Kong and U.S. GAAP measure to EBITDE as an indicator of operating performance. EBITDE is not a standard measure under either Hong Kong or U.S. GAAP.
(7) Net income margin represents net income as a percentage of our total operating revenues, as computed under U.S. GAAP.

         We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. dollars have been made at a rate of Rmb 8.2767 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rate below or at all.

         The following table sets forth the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

                                                                     Noon Buying Rate
                                                                     ----------------
Period                                                 End      Average(1)       High          Low
------                                                 ---      ----------       -----         ---
                                                                     (Rmb per US$1.00)
1999..............................................     8.2795     8.2785        8.2800       8.2770
2000..............................................     8.2774     8.2784        8.2799       8.2768
2001..............................................     8.2766     8.2772        8.2786       8.2676
2002..............................................     8.2800     8.2772        8.2800       8.2669
2003..............................................     8.2767     8.2771        8.2800       8.2765
December 2003.....................................     8.2767       --          8.2772       8.2765
January 2004......................................     8.2768       --          8.2772       8.2767
February 2004.....................................     8.2769       --          8.2773       8.2769
March 2004........................................     8.2771       --          8.2774       8.2768
April 2004........................................     8.2769       --          8.2772       8.2768
May 2004..........................................     8.2769       --          8.2773       8.2768

______________
(1) Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

         As of June 10, 2004, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was Rmb 8.2767 to US$1.00.

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

         The following table sets forth the noon buying rates for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

                                                                     Noon Buying Rate
                                                                     ----------------
Period                                                 End      Average(1)       High          Low
------                                                 ---      ----------       ----          ---
                                                                     (HK$ per US$1.00)
1999..............................................    7.7740      7.7599         7.7814       7.7457
2000..............................................    7.7999      7.7936         7.8008       7.7765
2001..............................................    7.7980      7.7996         7.8004       7.7970
2002..............................................    7.7988      7.7996         7.8095       7.7970
2003..............................................    7.7640      7.7864         7.8001       7.7285
December 2003.....................................    7.7640         --          7.7670       7.7628
January 2004......................................    7.7775         --          7.7775       7.7632
February 2004.....................................    7.7845         --          7.7845       7.7703
March 2004........................................    7.7960         --          7.7982       7.7827
April 2004........................................    7.7995         --          7.7996       7.7878
May 2004..........................................    7.7907         --          7.8003       7.7870

______________
(1) Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

         As of June 10, 2004, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7960 to US$1.00.

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

         o    weather conditions; and

         o    overall economic conditions.

         Our revenues and net income have fluctuated significantly in the past five years, principally due to the volatility of world oil prices. Over the past year, oil prices rose 1.47% from US$32.00 per barrel on January 1, 2003 to US$32.47 per barrel on December 31, 2003. The conflict and turmoil in Iraq and the Mid-East in 2003 raised concerns about the security and availability of ample supplies to meet growing global demand. The international benchmark crude oil, West Texas Intermediate, was US$38.48 per barrel on June 10, 2004. For a description of oil prices in recent years, see "Item 4--Information on the Company--Business Overview--Sales and Marketing--Sales of Offshore Crude Oil--Pricing" in this annual report. Any future declines in oil and gas prices would adversely affect our revenues and net income.

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

         o    extensive engineering judgments; and

         o consistency in the PRC and Indonesian governments' royalty and share oil policies.

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

         Approximately 57% of our proved reserves were undeveloped as of December 31, 2003. Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.

         Our future prospects largely depend on our capital expenditure plans, which are subject to various risks. The oil and gas exploration and production business is capital intensive. We currently plan to spend US$1,251 million to develop our oil and gas properties and US$247 million for independent exploration in 2004. In addition to these amounts, we may make additional capital expenditures and investments to implement our business strategy.

         The ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. We adjust our capital expenditure and investment budget each year. Our capital expenditure plans are subject to a number of contingencies, some of which are beyond our control. These variables include:

         o our ability to generate sufficient cash flows from operations to finance our capital expenditures, investments and other requirements;

         o    the availability and terms of external financing;

         o changes in crude oil and natural gas prices, which may affect cash flows from operations and capital expenditure and investment plans;

         o the mix of exploration and development activities conducted on an independent basis and under production sharing contracts;

         o new investment opportunities that may be presented to us, including international investment opportunities and liquefied and other natural gas projects;

         o PRC, Indonesian and/or Australian government approvals required for certain capital expenditures and investments;

         o our ability to obtain sufficient foreign currency to finance our capital expenditures; and

         o economic, political and other conditions in the PRC, Hong Kong, Indonesia and Australia.

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

         o our new natural gas operations may face additional competition from a number of international and PRC companies. In particular, PetroChina Company Limited, or PetroChina, is constructing natural gas pipelines to link its natural gasfields located in the western part of China to the eastern coastal regions;

         o our new natural gas activities may subject us to additional government regulation in China and overseas;

         o our overseas natural gas businesses are subject to economic and political risks, particularly in Indonesia and Australia. See "--We may be exposed to certain operating risks in Indonesia and Australia as a result of our acquisition of oil and gas interests located in these regions;"

         o we do not have the same preferential rights or access to natural gas businesses or overseas natural gas investments that we enjoy with respect to our upstream natural gas business offshore China; and

         o we are evaluating the options to invest in CNOOC's liquefied natural gas projects in Guangdong, Fujian and Zhejiang. However, we have not decided whether to exercise these options. The options are subject to various conditions, including certain governmental approvals.

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

         CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates. CNOOC indirectly owned, through CNOOC (BVI) Limited, its wholly owned subsidiary, an aggregate of 70.625% of our shares as of June 10, 2004. As a result, CNOOC is able to control the composition of our board of directors, determine the timing and amount of our dividend payments and otherwise control us. Although CNOOC is required to comply with provisions in the Hong Kong Stock Exchange listing rules relating to protection for minority shareholders, there can be no assurance that CNOOC will act in a manner that benefits all of our shareholders. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected. We regularly enter into transactions with CNOOC and its affiliates, including China Oilfield

Services Limited and CNOOC Finance Corporation Limited. For the year ended December 31, 2003, sales to CNOOC and its affiliates accounted for 20.3% of our total revenues. For further details, see "Item 7--Major Shareholders and Related Party Transactions." Our transactions with CNOOC and its affiliates constitute connected transactions under the Hong Kong Stock Exchange listing rules. We must obtain the prior approval of the Hong Kong Stock Exchange to engage in some of these transactions and may also be required to obtain the prior approval of our independent directors and our independent shareholders. If we do not obtain these approvals, we may not be allowed to execute these transactions, and our business operations and financial condition could be adversely affected.

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

         A substantial drop in sales to any of our three main customers could have a material adverse effect on our results of operations. We sell a significant proportion of our production to China Petroleum & Chemical Corporation, or Sinopec, PetroChina and the Castle Peak Power Company. For the years ended December 31, 2001, 2002 and 2003, sales to Sinopec accounted for 30.2%, 26.1% and 17.0%, respectively, of our total operating revenues, while sales to PetroChina were 6.3%, 4.5% and 3.5% respectively, of our total operating revenues. Both PetroChina and Sinopec are majority owned by the PRC government. We sell a significant portion of our natural gas to Castle Peak Power Company Limited in Hong Kong under a long-term take-or-pay contract. For the years ended December 31, 2001, 2002 and 2003, sales to this customer were 5.8%, 4.7% and 2.0%, respectively, of our total operating revenues.

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

         The PRC petroleum and natural gas industries are highly competitive and our success depends on several factors. We compete in the PRC and international markets for customers, capital financing and business opportunities, including desirable oil and gas prospects. The performance of our competitors may also affect the international market price for comparable crude oil, which in turn would likely affect the price of our crude oil. Our principal competitors in the PRC market are PetroChina and Sinopec. For further details, see "Item 4--Information on the Company--Business Overview--Competition."

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

         Exploration, development and production risks and natural disasters affect our operations and could result in losses that are not covered by insurance. Our petroleum exploration, development and production operations are subject to various risks, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters. Any of these risks could result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under production sharing contracts. In addition, we face the risk that we may not discover any economically productive natural gas or oil reservoirs. The costs of drilling, completing and operating wells also are uncertain and are subject to numerous factors beyond our control, including:

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

         We may be exposed to certain operating risks in Indonesia and Australia as a result of our acquisition of oil and gas interests located in these regions. We have acquired interests in oil and gas properties located offshore Indonesia and Australia. See "Item 4--Information on the Company--Business Overview--Principal Oil and Gas Regions--Overseas Activity," "--Natural Gas Business--Overseas Activity" and "Item 5--Operating and Financial Review and Prospects--Operating Results--Acquisitions and Overseas Activities." These interests are subject to certain operating risks in their respective regions, including economic and political risks. Although these properties historically have not experienced problems from civil unrest or regulatory disputes, the political and economic environment in these regions could impact the financial position, results of operations and prospects of these properties.

         Our Indonesian interests are subject to the laws and regulations of Indonesia, including those relating to the development, production, marketing, pricing, transportation and storage of natural gas and crude oil, taxation and environmental and safety matters. In addition, the operations are subject to production sharing arrangements with Pertamina, the Indonesian state-owned oil and gas company, which is currently the sole entity authorized to manage Indonesia's petroleum resources on behalf of the Indonesian government. Our Indonesian interests may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting Indonesia which are not within our control including, among other things, a change in crude oil or natural gas pricing policy, the risks of war and terrorism, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, Rupiah/U.S. dollar exchange rate fluctuations and currency controls. We could face similar risks in Australia.

         The Tangguh LNG project and the North West Shelf project are greenfield projects and may not be successful. In January 2003, we paid approximately US$275 million to acquire the equivalent of a 12.5% equity interest in the Tangguh LNG project in Indonesia. In February 2004, we paid US$98.1 million to increase our interest in the Tangguh LNG project to 16.96%. The Tangguh LNG project is a greenfield project with a limited operational track record, and is subject to risks associated with attaining government approvals, delays in the development of LNG facilities required to process gas, and lower than expected demand for gas reserves from this project. The partners in the Tangguh LNG project have entered into a 25-year supply contract beginning in 2007 to provide up to 2.6 million tonnes of liquefied natural gas per year to a liquefied natural gas terminal being developed by CNOOC, our controlling shareholder, in Fujian Province of China and a 20-year supply contract beginning in 2005 to provide up to 1.35 million tonnes of liquefied natural gas per year to two South
Korean companies, SK Power Company Limited and POSCO. The Tangguh LNG partners have also signed contracts to provide liquefied natural gas to North America. These contracts, however, may not be sufficient to make the project commercially viable. In May 2003, we signed an agreement with the existing Australian North West Shelf partners to acquire an interest in the upstream production and reserves of the North West Shelf project for a consideration of US$348 million. Under the terms of this agreement, we would also acquire a 25% interest in a China LNG joint venture. The LNG joint venture would supply liquefied natural gas from the North West Shelf gas project to a liquefied natural gas terminal currently being developed by CNOOC and various partners in Guangdong Province of China. The acquisition is not yet complete. The North West Shelf project is also a greenfield project with a limited operational track record. We cannot assure you that the parties to the Tangguh LNG project and the North West Shelf project will be able to secure sufficient contracts to make the respective projects commercially viable. For further details of our investment in the Tangguh LNG project and the North West Shelf project, see "Item 4--Information on the Company--Business Overview--Natural Gas Business--Overseas Activity."

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

         If we are unable to obtain sufficient funding for our operations or development plans, our business, revenues, net income and cash flows could be adversely affected. For additional information on our capital expenditure plans and financing requirements, see "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

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

         You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to December 31, 2001, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen. On June 6, 2002, we terminated the engagement of Arthur Andersen & Co as our independent public accountants. Prior to that date, Arthur Andersen had audited our financial statements, including the financial statements for the year ended December 31, 2001 attached to this annual report. Our selected historical financial data for the years ended, and as of, December 31, 1999, 2000 and 2001 set forth in "Item 3--Key Information--Selected Financial Data" were also based on our financial statements audited by Arthur Andersen. On June 15, 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with the U.S. government's investigation of Enron Corporation. On August 31,

2002, Arthur Andersen voluntarily relinquished its licenses to practice public accountancy in all states of the United States, thereby effectively ceasing to exist as a global accounting firm. Accordingly, it may be difficult or impossible for you to assert any claims against, or recover any damages from, Arthur Andersen, in respect of this annual report, including in respect of the financial statements previously audited by Arthur Andersen that are included in this annual report. Moreover, our current independent public accountants, Ernst & Young, have not reaudited the financial statements previously audited by Arthur Andersen. Therefore, it is highly unlikely that you will be able to assert claims against, or recover any damages from, Ernst & Young, in respect of the financial statements that were previously audited by Arthur Andersen and included in this annual report.

Risks relating to the PRC petroleum industry

         A change in PRC petroleum industry regulations could have an adverse effect on our operations. The PRC government exercises control over the PRC petroleum industry, including with respect to licensing, exploration, production, distribution, pricing, exports and allocation of various resources. Recently, the PRC government underwent substantial organizational reforms. We cannot assure you that the legal regime affecting our businesses will remain substantially unchanged. As of the date of this annual report, the State Development and Reform Commission has become the primary coordinator for the petroleum industry and, together with other relevant governmental agencies, provides regulatory supervision over the petroleum industry. Prior to March 2003, the primary coordinator for the petroleum industry was the State Economic and Trade Commission, which has been merged partly into the State Development and Reform Commission and partly into the Ministry of Commerce.

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

         We may be penalized if we fail to comply with existing or future environmental laws and regulations. Our business is subject to PRC environmental protection laws and regulations which:

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

         The PRC economy has experienced significant growth in the past 25 years, but the growth has been uneven both geographically and among various sectors of the economy. Economic growth has also been accompanied by periods of high inflation. The PRC government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. In addition, the PRC government has attempted to control inflation by controlling the prices of basic commodities. Severe measures or other actions by the PRC government, such as placing additional controls on prices of petroleum and petroleum products, could restrict our business operations and adversely affect our financial position.

         Between March and June 2003, several countries, including China, experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as "severe acute respiratory syndrome" or "SARS." The severity of the outbreak in certain municipalities, such as Beijing, and provinces, such as Guangdong Province, adversely affected general commercial activities. There could be other epidemics or recurrence of SARS in the future that negatively impact commercial activities in China.

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

         Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. The PRC government has stated publicly that it intends to make Renminbi freely convertible in the future. However, we cannot predict when the PRC government will allow free conversion of Renminbi into foreign currencies. Renminbi devaluation and fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. Renminbi devaluation and exchange rate fluctuations may adversely affect our results of operations and financial condition and may result in foreign exchange losses because of our substantial U.S. dollar denominated debts, expenses and other requirements. In addition, we may not be able to increase the Renminbi prices of our domestic sales to offset fully any depreciation of the Renminbi due to political, competitive or social pressures.

         In 2003, we prepaid most of our loans denominated in Japanese yen. We also hedged the balance of these loans through currency swaps. For further information on foreign exchange risks, foreign exchange rates and hedging activities, see "Item 3--Key Information--Selected Financial Data" and "Item 11--Qualitative and Quantitative Disclosure about Market Risk."

         Certain legal restrictions on dividend distribution may have a material adverse effect on our cash flows. We are a holding company. Our exploration, development, production and sales business is owned and conducted by various wholly owned subsidiaries, including CNOOC China Limited, our wholly foreign-owned enterprise in the PRC. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries' ability to pay dividends to us is subject to various restrictions, including legal restrictions in the PRC that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC laws, CNOOC China Limited is required to allocate at least 10% of its net profit to a reserve fund until the balance of the fund has reach 50% of its registered capital. Such reserve is not distributable as cash dividends. Therefore, there is a risk that we could not maintain sufficient cash flows due to these restrictions on dividend distribution.

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

         The PRC government underwent substantial reforms after the National People's Congress meeting in March 2003. The PRC government has reiterated its policy of furthering reforms in the socialist market economy. No assurance can be given that these changes will not have an adverse effect on business conditions in China generally or on our business in particular.

Risks relating to our ADSs and shares

         Additional shares or ADSs eligible for public sale could adversely affect the price of our shares or ADSs. Sales, or the real or perceived possibility of sales, of a significant number of additional shares in the public market could adversely affect prevailing market prices for our ADSs and shares. As of June 10, 2004, CNOOC, through its wholly owned subsidiary, CNOOC (BVI) Limited, held approximately 70.625% of our shares and the rest of our shares were held by public investors, including institutional and corporate investors. As of June 10, 2004, CNOOC (BVI) Limited had not sold any of its holdings of our shares. We cannot predict the effect, if any, that sales of our shares, including sales of large positions held by institutional and corporate investors, or the availability of our shares for future sale, will have on the market price of our shares or ADSs.

         We have entered into registration rights agreements with our strategic investor and corporate investors whereby we have agreed to register the securities of these investors if they so request. We have agreed to pay for the cost of any such registration and to indemnify these investors for certain liabilities that they may have under the Securities Act which relate to the registration statement that would have to be filed and the prospectus that would have to be delivered to purchasers, in the event of a resale by any such investor. There is a risk that we will be required to indemnify our strategic investor and corporate investors pursuant to the registration rights agreements.

ITEM 4.     INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT

         Our legal and commercial name is CNOOC Limited. We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance of Hong Kong. Our business registration number in Hong Kong is 685974. Under the third section of our Memorandum of Association, we may do anything which we are permitted to do by any enactment or rule of law. Our head office is located at 65th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong, and our telephone number is 852-2213-2500. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process.

         The PRC government established CNOOC, our controlling shareholder, as the state-owned offshore petroleum company of China in 1982 under the Regulation of the People's Republic of China on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises, whereby CNOOC assumed overall responsibility for the administration and development of PRC offshore petroleum operations with foreign oil and gas companies. Prior to March 2003, CNOOC was regulated and supervised by the State Economic and Trade Commission. Since March 2003, the PRC government has undergone substantial reform. The State Economic and Trade Commission has been succeeded by the newly established State Development and Reform Commission.

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

         CNOOC retained its commercial interests in operations and projects not related to oil and gas exploration and production, including:

         o    a petrochemical project in Huizhou, Guangdong Province;

         o    a fertilizer plant in Hainan Province; and

         o    a liquefied natural gas project in Guangdong.

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

         o we will have an option, for which no consideration will be payable by us to CNOOC, to make any investment in liquefied natural gas projects that CNOOC has invested or proposes to invest, and CNOOC will at its own expense help us to procure all necessary government approvals needed for our participation in these projects; and

         o we will have an option to participate in other businesses related to natural gas in which CNOOC has invested or proposes to invest, and CNOOC will procure all necessary government approvals needed for our participation in such business.

         The undertakings from CNOOC will cease to have any effect:

         o    if we become a wholly owned subsidiary of CNOOC;

         o if our securities cease to be listed on any stock exchange or automated trading system; or

         o 12 months after CNOOC or any other PRC government-controlled entity ceases to be our controlling shareholder.

Corporate Structure

         CNOOC indirectly owned or controlled an aggregate of approximately 70.625% of our shares as of June 10, 2004. There have been no changes to our corporate structure since such date. Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in us, the management of our business will be our directors' responsibility.

         The following chart sets forth our controlling entities and our principal subsidiaries as of June 10, 2004.

                                                    ----------------------------
                                                    | China National Offshore  |
                                                    |     Oil Corporation      |
                                                    |          (PRC)           |
                                                    ----------------------------
                                                                 |
                                                                 |  100%
                                                                 |
                                                    ----------------------------
                                                    |    Overseas Oil & Gas    |
                                                    |     Corporation Ltd.     |
                                                    |        (Bermuda)         |
                                                    ----------------------------
                                                                 |
                                                                 |  100%
                                                                 |
                                                    ----------------------------
                                                    |                          |
                                                    |   CNOOC (BVI) Limited    |
                                                    | (British Virgin Islands) |
                                                    |                          |
   ---------------------------                      ----------------------------
   |                         |\                                 |
   | Public Shareholders and | \                                |  70.625%(1)
   |   Corporate Investors   |  \ 29.375%                       |
   |                         |   \                  ----------------------------
   ---------------------------    \                 |      CNOOC Limited       |
                                   \                |       (Hong Kong)        |
                                    ----------------|                          |
                                                    ----------------------------
                                                                 |
                                                                 |
              ----------------------------------------------------------------------------------------------------------
              |                            |                                           |                               |
              | 100%                       | 100%                                      | 100%                          | 100%
              |                            |                                           |                               |
----------------------------  ----------------------------              ------------------------------  ----------------------------
|          CNOOC           |  |                          |              |    China Offshore Oil      |  |         Finance          |
|      International       |  |       CNOOC China        |              |        (Singapore)         |  |      Subsidiaries(5)     |
|        Limited(2)        |  |        Limited(3)        |              | International Pte. Ltd.(4) |  | (British Virgin Islands) |
| (British Virgin Islands) |  |           (PRC)          |              |        (Singapore)         |  |                          |
----------------------------   ---------------------------              ------------------------------  ----------------------------

         _________________
(1) In May 2004, we repurchased a total of 8,877,000 shares in the open market based on the general mandate approved by our shareholders on May 29, 2003. The repurchased shares have been cancelled. Due to the decrease of our total issued and outstanding shares, CNOOC (BVI) Limited's interest in us increased from 70.61% to 70.625%. For further details about our share buybacks, see "Item 16E--Purchases of Equity Securities by the Issuer and Affiliated Purchasers."
(2) Owner of our overseas interests in petroleum exploration and production businesses and operations.
(3) Owner of substantially all of our PRC petroleum exploration and production businesses, operations and properties.
(4) Business vehicle through which we engage in sales and marketing activities in the international markets.
(5) Include CNOOC Finance (2002) Limited, the financing vehicle through which we issued our US$500 million 6.375% guaranteed notes due 2012, and CNOOC Finance (2003) Limited, the financing vehicle through which we issued our US$200 million 4.125% guaranteed notes due 2013 and US$300 million 5.5% guaranteed notes due 2033. Both finance companies are our wholly owned subsidiaries with our company as their sole corporate director.

Capital Expenditures

         Our capital expenditures in 2001, 2002 and 2003 amounted to Rmb 4,342.6 million, Rmb 11,566.9 million and Rmb 12,372.5 million (US$1,494.8 million), respectively. For the year 2004, we have budgeted approximately US$1.8 billion for capital expenditures, approximately US$247 million of which is budgeted for general exploration activities offshore China and approximately US$1,251 million is budgeted for development activities offshore China. We expect to fund our capital expenditures with our cash flows from operations and our borrowings. For further details about our capital expenditures, see "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Expenditures and Investments."

B.       BUSINESS OVERVIEW

Overview

         We are an oil and gas company engaged in the exploration, development, production and sale of crude oil and natural gas primarily offshore China. We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration and production activities with international oil and gas companies offshore China. As of December 31, 2003, we had estimated net proved reserves of 2,128.5 million BOE, comprised of 1,436.1 million barrels of crude oil and condensate and 4,154.4 billion cubic feet of natural gas. For the year 2003, our net production averaged 306,464 barrels per day of crude oil, condensate and natural gas liquids and 291.0 million cubic feet per day of natural gas, which together totaled 356,729 BOE per day.

         Our net proved reserves increased from 1,795.1 million BOE as of December 31, 1999 to 2,128.5 million BOE as of December 31, 2003 which represents a compound annual growth rate of 4.35%. Based on net proved reserves, we are one of the largest independent oil and gas exploration and production companies in the world. In the petroleum industry, an "independent" company owns oil and gas reserves independently of other downstream assets, such as refining and marketing assets, whereas an integrated company owns downstream assets in addition to oil and gas reserves. As of December 31, 2003, approximately 57% of our net proved reserves were classified as net proved undeveloped. We plan to spend US$1,251 million developing our reserves primarily offshore China and US$247 million for independent exploration primarily offshore China in 2004.

         We conduct exploration, development, production and sale activities through both independent operations and production sharing contracts with foreign partners. We have added to our reserves in recent years primarily through our independent operations. As of December 31, 2003, independent properties accounted for 55.7% of our total net proved reserves and independent net proved undeveloped reserves accounted for 50.1% of our total net proved undeveloped reserves. We are the operator of all of our independent producing properties. For the year ended December 31, 2003, production from our independent properties accounted for 44% of our total net production.

         Through our controlling shareholder, CNOOC, we have the exclusive right to enter into contracts with international oil and gas companies to conduct exploration and production activities offshore China. Under these production sharing contracts, we have the sole right to acquire, at no cost, up to a 51% participating interest in any successful discovery offshore China made by our foreign partners. Our foreign partners can recover their exploration costs under the production sharing contracts only if a commercially viable discovery is made. As of December 31, 2003, we had approximately 29 foreign partners under our production sharing contracts offshore China, all of which are international oil and gas companies, including Unocal, Agip, BP, Burlington Resources, ChevronTexaco, ConocoPhillips, Devon Energy, Husky, Kerr-McGee, Newfield Exploration and Royal Dutch Shell. As of December 31, 2003, we were a party to 33 production sharing contracts and one joint study agreement. We are currently the operator or joint operator of most of the properties developed under our production sharing contracts. In the early years of our existence, we conducted most of our activities through production sharing contracts. Production sharing contracts have enabled us to develop technical and management expertise and provided us with the cash flows necessary to increase our independent exploration and production activities.

         Natural gas is becoming an increasingly important part of our business strategy because of rapidly growing domestic demand. In view of the domestic natural gas supply shortfall forecasted by the Chinese government, we have continued to develop our natural gas reserves and invested in liquefied natural gas related upstream projects outside the PRC. We continue to explore for natural gas and develop natural gas properties. We have acquired interests in gas reserves located in Tangguh, Indonesia and entered into an agreement to acquire interests in gas reserves located in the North West Shelf of Australia. In addition, CNOOC has granted us an option to invest in liquefied natural gas projects or other natural gas related businesses in the PRC in which CNOOC has invested or proposes to invest, including three liquefied natural gas terminals being constructed in Guangdong, Fujian and Zhejiang, China.

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

         o    strategic position in China's growing natural gas markets; and

         o    experienced management team.

         Large proved reserve base with significant exploitation opportunities. Based on net proved reserves as of December 31, 2003 and average net daily production for the year ended December 31, 2003, we had a reserve-to-production ratio of 16 years. As of December 31, 2003, approximately 57% of our net proved reserves were classified as net proved undeveloped. We expect our production to grow significantly as these undeveloped properties begin producing.

         Sizable operating area with demonstrated exploration potential. The offshore China exploration area is approximately 1.3 million square kilometers in size, about twice as large as the U.S. Gulf of Mexico exploration area. Only limited exploration has been conducted in prospective natural gas regions of the Western South China Sea and the East China Sea. Since CNOOC's inception in 1982 to the end of 2003, a total of 721 exploration wells have been drilled offshore China, including 460 wildcat wells with a success rate of approximately 36%. Between the beginning of 1999 and December 31, 2003, we made 21 discoveries and foreign parties made 18 discoveries offshore China.

         Successful independent exploration and development record. From the inception of CNOOC in 1982 to December 31, 2003, we achieved a success rate of approximately 46% on our 195 offshore China independent wildcat wells, while our foreign partners achieved a success rate of approximately 29% on their 265 offshore China wildcat wells. As of December 31, 2003, independent properties accounted for 55.7% of our total net proved reserves and independent net proved undeveloped reserves accounted for 50.1% of our total net proved undeveloped reserves. Between late 1995 and the end of 2003, we completed 10 of our major independent development projects on time and under budget.

         Competitive cost structure. For the year ended December 31, 2003, our total offshore China lifting costs were US$4.66 per BOE. Total lifting costs for independent operations offshore China were US$4.78 per BOE during the same period. Lifting costs consist of operating expenses and production taxes. We have kept our offshore China lifting costs low through various measures including more efficient use of existing offshore facilities, the linking of employee bonuses to cost reduction and the adoption of new technology in our operations. Our average finding and development cost for the three years ended December 31, 2003 was US$4.68 per BOE. We believe that such cost structure allows us to compete effectively even in a low crude oil price environment.

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

         Strategic position in China's growing natural gas markets. The proximity of our natural gas reserves to the major demand areas in the coastal regions of China provides us with a competitive advantage over other natural gas suppliers in China, whose natural gas reserves are located primarily in northwest and southwest China. We have natural gasfields near many of China's rapidly growing coastal areas, including Hong Kong, Shanghai and Tianjin. We have also acquired interests in gas reserves located in Tangguh, Indonesia and entered into an agreement to acquire interests in gas reserves located in the North West Shelf of Australia. In addition, CNOOC has granted us an option to invest in liquefied natural gas projects or other natural gas related businesses in the PRC in which CNOOC has invested or proposes to invest, including three liquefied natural gas terminals in Guangdong, Fujian and Zhejiang, China. For further information, see "--Natural Gas Business."

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

         Increase production primarily through the development of our net proved undeveloped reserves. As of December 31, 2003, approximately 57% of our proved reserves were classified as net proved undeveloped, which gives us the opportunity to achieve substantial production growth even without additional reserve discoveries, assuming that we will be able to develop these reserves more quickly than we deplete our currently producing reserves. We are currently undertaking a number of large development projects located primarily in the Bohai Bay and the Western South China Sea, which will substantially increase production. We plan to spend approximately US$1,251 million in 2004 to develop our net proved undeveloped reserves offshore China.

         Add to our reserves through independent exploration and production sharing contracts. We plan to concentrate our independent exploration efforts in existing operating areas with a particular emphasis on natural gas. We plan to spend approximately US$247 million in 2004 on independent exploration activities. We plan to augment independent exploration efforts and reduce capital requirements and exploration risks by continuing to enter into production sharing contracts with foreign partners. We currently have identified 25 drilling prospects. In 2004, we plan to drill approximately 48.3 exploration wells, acquire approximately 15,200 kilometers of 2D seismic data and acquire approximately 2,900 square kilometers of 3D seismic data independently. Our foreign partners under existing production sharing contracts plan to drill approximately 15 exploration wells, acquire approximately

2,505 kilometers of 2D seismic data and acquire approximately 250 square kilometers of 3D seismic data in 2004.

         Capitalize on the growing demand for natural gas in China. The Chinese government forecasts significant growth in domestic natural gas demand and has promoted the use of natural gas as a clean and efficient fuel. We plan to capitalize on this growth potential through the following initiatives:

         o continue to develop natural gasfields and focus independent exploration efforts on natural gas;

         o evaluate whether to exercise the options to invest in the planned Guangdong, Fujian and Zhejiang liquefied natural gas projects; and

         o evaluate investment opportunities in related natural gas businesses that will help develop markets for our natural gas production.

         To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with parties possessing the relevant experience and expertise.

         Selectively pursue acquisitions to ensure long-term production growth, geographical reserves risk diversification, and to further our natural gas strategy. We plan to make selective acquisitions that will meet one or more of our strategic objectives of enhancing our production profile, diversifying our reserve base and geographic risk profile and furthering our natural gas strategy. In addition, we evaluate acquisition opportunities based on our expected economic return criteria. In February 2003, we acquired a 12.5% interest, which was increased to 16.96% a year later, in Indonesia's Tangguh LNG project. In May 2003, we signed an agreement with the existing North West Shelf partners to acquire an aggregate interest of 5.3% in the upstream production and reserves of the North West Shelf project for a consideration of US$348 million plus an upfront tariff payment relating to certain ING processing facilities amounting to US$180 million. In October 2003, we entered into an agreement with the participants in the Gorgon Joint Venture in Australia to purchase certain equity stake in the Gorgon gas development, and our controlling shareholder, CNOOC, will arrange to purchase LNG directly from Gorgon. We believe these upstream acquisitions of gas reserves will enhance our natural gas strategy by facilitating the supply of LNG to China's rapidly growing coastal markets as well as provide us with access to other gas-rich basins for further growth opportunities.

         Maintain operational efficiency and low production costs. We will continue to maintain our low cost structure and operational efficiency through the following initiatives:

         o Apply up-to-date drilling, production and offshore engineering technology to our operations through our oilfield service providers; this technology includes long-range extension wells, multilateral wells, advanced formation testing, multi-phase transmission, monolayer pipeline and subsea technology, minimal structure techniques and suction foundation technology;

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

         Maintain financial flexibility through conservative financial practices. Although we issued US$500 million guaranteed notes in 2002 and US$500 million guaranteed notes in 2003 in order to take advantage of the prevailing low interest rate environment during this period, we will continue to emphasize prudent financial management practices. Currently, we have a strong financial profile with a low leverage ratio. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and fixed charge coverage. We intend to actively manage our accounts receivable and inventory positions to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated debt and to minimize our exposure to foreign exchange rate fluctuations.

Selected Operating and Reserves Data

         The following table sets forth our operating data and our net proved reserves as of the time and for the periods indicated.


                                                                              Year ended December 31,
                                                                 ----------------------------------------------------
                                                                       2001              2002              2003
                                                                 ----------------  ----------------  ----------------
Net Production:
Oil (daily average bbls/day).............................            228,873            298,625            306,464
Gas (daily average mmcf/day).............................              195.0              272.6              291.0
Oil equivalent (BOE/day).................................            261,379            346,639            356,729
Average net realized prices:
     Oil (per bbl).......................................           US$23.34           US$24.35           US$28.11
     Gas (per mcf).......................................               3.08               2.98               2.87
Offshore China lifting costs (per BOE)(1)................               4.16               3.92               4.66
Overseas lifting costs (per BOE)(1)(2)...................                 --               9.06               9.27
Three-year average finding and development
  costs (per BOE)(3).....................................            US$4.86            US$4.59            US$4.68


Net Proved Reserves (end of period):
Oil (mmbbls).............................................            1,245.9            1,424.4            1,436.1
Gas (bcf)................................................            3,247.6            3,547.9            4,154.4
Total (million BOE)......................................            1,787.1            2,015.8            2,128.5
Proved developed reserves (million BOE)..................              710.0              794.3              914.6
Annual reserves replacement ratio........................                131%               281%               187%
Estimated reserves life (years)..........................               18.7               15.9               16.3
Present value of estimated future net revenues before
  income taxes (discounted at 10%) (million Rmb).........             69,860            140,798            152,450
Standardized measure of discounted future net cash
  flow (million Rmb).....................................             51,082            100,141            109,800

______________
(1) Includes operating expenses and production taxes. During the years ended December 31, 2001, our overseas operations were not material and our overseas lifting costs were included in our offshore China lifting costs for those years.
(2) Overseas lifting costs reflect lifting costs associated with our operations in Indonesia and are calculated using the net entitlement method.
(3) The three-year average finding and development costs for each of 2001, 2002 and 2003 are calculated by taking the sum of total costs incurred for exploration and development of oil and gas fields in immediately preceding three-year period and dividing it by the sum of the reserve additions, extensions and revisions for the same three years.

         At our request, Ryder Scott Company, independent petroleum engineering consultants, carried out an independent evaluation of the reserves of selected properties as of December 31, 2001, 2002 and 2003. For further information regarding our reserves, see "Item 3--Key Information--Risk Factors--Risks relating to our business--The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing and production" and "--Oil and Natural Gas Reserves."

         The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as at the dates indicated.

                                                     Net proved reserves                 Net proved reserves
                                                       at December 31,                  at December 31, 2003
                                                -----------------------------   ---------------------------------------
                                                     2001           2002        Developed    Undeveloped      Total
                                                --------------  -------------   ----------  ---------------- ----------
Bohai Bay:
Crude oil (mmbbls).............................      961.3          992.5          319.6          670.7        990.4
Natural gas (bcf)..............................      629.1          598.6          157.8          408.8        566.6
                                                -------------   -------------   ----------  --------------- -----------
   Total (million BOE):........................    1,066.2        1,092.3          345.9          738.9      1,084.8
                                                =============   =============   ==========  ==============  ===========
     Independent (million BOE).................      689.7          595.1          279.6          276.7        556.3
     Production sharing contracts (million BOE)      376.5          497.2           66.4          462.2        528.5

Western South China Sea:
Crude oil (mmbbls).............................      131.6          160.4           75.4           98.3        173.7
Natural gas (bcf)..............................    2,421.5        2,511.2        1,858.1          705.9      2,564.0
                                                -------------   -------------   ----------  --------------- -----------
   Total (million BOE):........................      535.1          578.9          385.1          215.9        601.0
                                                =============   =============   ==========  =============== ===========
     Independent (million BOE).................      373.3          434.2          275.3          201.4        476.7
     Production sharing contracts (million BOE)      161.8          144.7          109.8           14.6        124.3

Eastern South China Sea:
Crude oil (mmbbls).............................      132.2          120.3           59.6           95.2        154.8
Natural gas (bcf)..............................        --            42.8            --            548.2       548.2
                                                -------------   -------------   ----------  --------------- -----------
   Total (million BOE):........................      132.2          127.5           59.6          186.6        246.1
                                                =============   =============   ==========  =============== ===========
     Independent (million BOE).................        --              --           13.5          127.6        141.1
     Production sharing contracts (million BOE)      132.2          127.5           46.0           59.0        105.0

East China Sea:
Crude oil (mmbbls).............................       12.4           12.5            3.9           10.0         13.9
Natural gas (bcf)..............................      197.0          179.4           38.4          236.9        275.3
                                                -------------   -------------   ----------  --------------- -----------
   Total (million BOE):........................       45.2           42.4           10.3           49.5         59.8
                                                =============   =============   ==========  =============== ===========
     Independent (million BOE).................       45.2           42.4           10.3            2.4         12.7
     Production sharing contracts (million BOE)        --              --             --           47.1         47.1

Overseas:
Crude oil (mmbbls).............................        8.4          138.7           91.3           12.1        103.4
Natural gas (bcf)..............................        --           215.9          134.5           65.8        200.3
                                                -------------   -------------   ----------  --------------- -----------
   Total (million BOE):........................        8.4          174.7          113.7           23.1        136.8
                                                =============   =============   ==========  =============== ===========
     Independent (million BOE).................        --              --             --             --          --
     Production sharing contracts (million BOE)        8.4          174.7          113.7           23.1        136.8

Total:
Total crude oil (mmbbls).......................    1,245.9        1,424.4          549.8          886.3      1,436.1
Total natural gas (bcf)........................    3,247.6        3,547.9        2,188.8        1,965.5      4,154.3
                                                -------------   -------------   ----------  --------------- -----------
   Total (million BOE):........................    1,787.1        2,015.8          914.6        1,213.9      2,128.5
                                                =============   =============   ==========  =============== ===========
     Independent (million BOE).................    1,108.2        1,071.7          578.8          608.1      1,186.9
     Production sharing contracts (million BOE)      678.9          944.1          335.8          605.8        941.6

New Contracts Signed in 2003

         In 2003, our controlling shareholder, CNOOC, signed seven petroleum contracts as follows:


                                     New Oil Contracts Signed in 2003
                                                                        Interest
                                                                            of      Date of
No.      Basin                    Block                Partner          Partners   Agreement    Area (km2)
                                                                           (%)
--------------------------------------------------------------------------------------------------------------
1        Bohai                    09/06              Kerr-McGee             100%      6/17/03       1,788

2        East China Sea          Chunxiao               Shell               20        8/19/03
                                                        Unocal              20                      1,225
                                                 Sinopec (consignor)        30

3        East China Sea         Baoyunting              Shell               20        8/19/03
                                                        Unocal              20                        987
                                                 Sinopec (consignor)        30

4        East China Sea            12/21                Shell               50        8/19/03
                                                        Unocal              50                     10,175
                                                 Sinopec (consignor)

5        East China Sea           27/05                 Shell               50        8/19/03       5,349
                                                        Unocal              50
                                                 Sinopec (consignor)

6        East China Sea           20/14                 Shell               50        8/19/03       4,372
                                                        Unocal              50
                                                 Sinopec (consignor)

7        East China Sea           04/35                 Husky               100%      10/27/03      4,835

Exploration and Production

         Summary

         We currently conduct exploration, development and production activities primarily in four areas offshore China:

         o    the Bohai Bay;

         o    the Western South China Sea;

         o    the Eastern South China Sea; and

         o    the East China Sea.


                               [GRAPHIC OMITTED]

         In addition, we hold several equity interests in oil and gas properties in Indonesia and Australia. See "--Overseas Activity," "--Natural Gas Business--Overseas Activity" and "Item 5--Operating and Financial Review and Prospects--Operating Results--Acquisitions and Overseas Activities."

         As of December 31, 2003, we had estimated net proved reserves of 2,128.5 million BOE, comprised of 1,436.1 million barrels of crude oil and condensate and 4,154.4 billion cubic feet of natural gas. As of December 31, 2003, we had interests in 29 producing properties and 34 properties under development and appraisal offshore China. We are the operator or joint operator of 17 oil and gas properties under production. In 2003, three properties offshore China commenced production. For the year 2003, net production averaged 306,464 barrels per day of crude oil, condensate and natural gas liquids and 291.0 million cubic feet per day of natural gas, which together totaled 356,729 BOE per day, representing a 3% increase over the annual average daily production for the year 2002.

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

         We also conduct exploration efforts through geophysical survey agreements with foreign companies. These geophysical survey agreements allow international oil and gas companies to conduct geophysical studies before deciding whether to negotiate a production sharing contract with CNOOC. If a foreign partner decides to enter into a production sharing contract with CNOOC, the costs and expenses that the foreign partner incurs in conducting geophysical exploration may be recovered during the production period by the foreign partner, subject to our confirmation. See "--Geophysical Survey Agreements" for a detailed discussion of these arrangements. As of December 31, 2003, we were not a party to any geophysical survey agreements, although we may enter into such agreements in the future.

         The offshore China exploration area is approximately 1.3 million square kilometers in size. We currently have rights to operate independently or in conjunction with international oil and gas companies in 143 exploration blocks covering approximately 670,635 square kilometers. We have access to 841,090 kilometers of 2D seismic data and 37,054 square kilometers of 3D seismic data. From the beginning of CNOOC's operations in 1982 to December 31, 2003, a total of 721 exploration wells have been drilled, including 460 wildcat wells, with a success rate of approximately 36%. During this period we achieved a success rate of approximately 46% on 195 exploration wildcat wells which were drilled independently, while foreign partners achieved a success rate of approximately 29% on their 265 exploration wildcat wells.

Oil and Natural Gas Reserves

         We have a large base of net proved undeveloped reserves as a result of our exploration successes. As of December 31, 2003, approximately 57% of net proved reserves were classified as net proved undeveloped. We are currently undertaking a number of large development projects located primarily in the Bohai Bay and the Western South China Sea and expect these projects to substantially increase our production.

         Our net proved reserves consist of our percentage interest in total reserves, comprised of (i) our 100% interest in our independent oil and gas properties (excluding the proved reserves attributable to our associated company), (ii) our participating interest in the properties covered under our production sharing contracts in the PRC and overseas, and (iii) our 30% interest in the proved reserves of our associated company, less (i) an adjustment for our share of royalties payable to the PRC government under our production sharing contracts in the PRC, (ii) an adjustment for production allocable to foreign partners under our production sharing contracts in the PRC as reimbursement for exploration expenses attributable to our working interest, and (iii) adjustments for share oil payable under our overseas production sharing contracts to foreign governmental designees, and for any domestic market obligation under which the contractor must sell a specified percentage of its crude oil to the local overseas market at a reduced price. Net proved reserves do not include any deduction for production taxes, which are included in our operating expenses. Net production is calculated in the same way as net proved reserves.

         We explore for and develop our reserves offshore China under exploration and production licenses granted by the PRC government. The PRC government generally grants exploration licenses for individual blocks while production licenses generally are granted for individual fields. We have production licenses for all of our proved reserves.

         At our request, Ryder Scott Company, an independent petroleum engineering consultant, evaluated our selected properties as of December 31, 2001, 2002 and 2003. For further information regarding our reserves, see "Item 3--Key Information--Risk Factors--Risks relating to our business--The oil and gas reserves data in this annual report may require substantial revisions as a result of future drilling, testing and production."

         The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and production sharing contract operations in each of our operating areas.


                       Total Net Proved Crude Oil Reserves
                                    (mmbbls)

                                                     As of December 31,                As of December 31, 2003
                                                 ----------------------------------------------------------------------
                                                     2001          2002        Developed     Undeveloped       Total
                                                 -------------  ------------  ------------- --------------  -----------
Offshore China
Independent
     Bohai Bay..............................          589.9          507.8         253.3         221.0          474.3
     Western South China Sea................           71.7          108.4          38.9          96.3          135.2
     Eastern South China Sea................           --               --          13.5          43.1           56.6
     East China Sea.........................           12.4           12.5           3.9           0.7            4.6
                                                 -------------  -------------  ------------  -------------  -----------
         Total..............................          674.0          628.7         309.6         361.1          670.8

Production Sharing Contracts
     Bohai Bay..............................          371.4          484.7          66.4         449.7          516.1
     Western South China Sea................           59.9           52.0          36.5           2.0           38.5
     Eastern South China Sea................          132.2          120.3          46.0          52.1           98.1
     East China Sea.........................           --              --            --            9.3            9.3
                                                 -------------  -------------  ------------  -------------  -----------
         Total..............................          563.5          657.0         148.9         513.1          662.0

Combined
     Bohai Bay..............................          961.3          992.5         319.6         670.7          990.4
     Western South China Sea................          131.6          160.4          75.4          98.3          173.7
     Eastern South China Sea................          132.2          120.3          59.6          95.2          154.8
     East China Sea.........................           12.4           12.5           3.9          10.0           13.9
                                                 -------------  -------------  ------------  -------------  -----------
         Total..............................        1,237.5        1,285.7         458.5         874.2        1,332.7

Overseas(1)
     Indonesia..............................            8.4          138.7          91.3          12.1          103.4
                                                 -------------  -------------  ------------  -------------  -----------
         Total..............................            8.4          138.7          91.3          12.1          103.4
                                                 -------------  -------------  ------------  -------------  -----------
Total.......................................        1,245.9        1,424.4         549.8         886.3        1,436.1
                                                 =============  =============  ============  =============  ===========

______________
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.

                      Total Net Proved Natural Gas Reserves
                                      (bcf)

                                                     As of December 31,               As of December 31, 2003
                                                   -------------------------   -------------------------------------
                                                       2001         2002        Developed    Undeveloped     Total
                                                   -----------   -----------   -----------  -------------  ---------
Offshore China
Independent
     Bohai Bay..............................           598.9         524.2         157.8         334.1         491.9
     Western South China Sea................         1,809.2       1,954.2       1,418.6         630.7       2,049.3
     Eastern South China Sea................            --            --            --           506.9         506.9
     East China Sea.........................           197.0         179.4          38.4          10.2          48.7
                                                   -----------   -----------   -----------  -------------  ---------
         Total..............................         2,605.1       2,657.7       1,614.8       1,482.0       3,096.8

Production Sharing Contracts
     Bohai Bay..............................            30.2          74.5          --            74.7          74.7
     Western South China Sea................           612.3         557.0         439.5          75.2         514.7
     Eastern South China Sea................            --            42.8          --            41.2          41.2
     East China Sea.........................            --            --            --           226.7         226.7
                                                   -----------   -----------   -----------  -------------  ---------
         Total..............................           642.5         674.2         439.5         417.7         857.3

Combined
     Bohai Bay                                         629.1         598.6         157.8         408.8         566.6
     Western South China Sea................         2,421.5       2,511.2       1,858.1         705.9       2,564.0
     Eastern South China Sea................            --            42.8          --           548.2         548.2
     East China Sea.........................           197.0         179.4          38.4         236.9         275.3
                                                   -----------   -----------   -----------  -------------  ---------
         Total..............................         3,247.6       3,332.0       2,054.4       1,899.7       3,954.1

Overseas(1)
Indonesia...................................            --           216.0         134.5          65.8         200.3
                                                   -----------   -----------   -----------  -------------  ---------
         Total..............................            --           216.0         134.5          65.8         200.3
                                                   -----------   -----------   -----------  -------------  ---------
Total.......................................         3,247.6       3,547.9       2,188.8       1,965.5       4,154.4
                                                   ===========   ===========   ===========  =============  =========


______________
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.

                                              Total Net Proved Reserves
                                                     (million BOE)

                                                     As of December 31,               As of December 31, 2003
                                                   -----------------------     -----------------------------------------
                                                     2001          2002         Developed    Undeveloped       Total
                                                   ---------     ---------     -----------   -----------    ------------
Offshore China
Independent
     Bohai Bay..............................          689.7         595.2         279.6         276.7           556.3
     Western South China Sea................          373.3         434.1         275.3         201.3           476.7
     Eastern South China Sea................           --            --            13.5         127.6           141.1
     East China Sea.........................           45.2          42.4          10.3           2.4            12.7
                                                   ---------     ---------     -----------   -----------    ------------
         Total..............................        1,108.2       1,071.7         578.8         608.1          1186.9

Production Sharing Contracts
     Bohai Bay..............................          376.5         497.1          66.4         462.2           528.5
     Western South China Sea................          161.8         144.8         109.8          14.6           124.3
     Eastern South China Sea................          132.2         127.5          46.0          59.0           105.0
     East China Sea.........................           --            --            --            47.1            47.1
                                                   ---------     ---------     -----------   -----------    ------------
         Total..............................          670.5         769.4         222.2         582.7           804.9

Combined
     Bohai Bay..............................        1,066.2       1,092.3         345.9         738.9         1,084.8
     Western South China Sea................          535.1         578.9         385.1         215.9           601.0
     Eastern South China Sea................          132.2         127.5          59.6         186.6           246.1
     East China Sea.........................           45.2          42.4          10.3          49.5            59.8
                                                   ---------     ---------     -----------   -----------    ------------
         Total..............................        1,778.7       1,841.0         800.9       1,190.8         1,991.7

Overseas(1)
     Indonesia..............................            8.4         174.7         113.7          23.1           136.7
                                                   ---------     ---------     -----------   -----------    ------------
         Total..............................            8.4         174.7         113.7          23.1           136.7
                                                   ---------     ---------     -----------   -----------    ------------
Total.......................................        1,787.1       2,015.8         914.6       1,213.9         2,128.5
                                                   =========     =========     ===========   ===========    ============

______________
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.

Oil and Natural Gas Production

     The following tables show average daily net oil production, net natural gas production, and average net total production for the periods indicated. Oil production comprises crude oil, condensate and natural gas liquids.

                                  Average Daily Net Production of Crude Oil
                                               (bbls per day)


                                                                        Year ended December 31,
                                                     ----------------------------------------------------------------
                                                           2001                   2002                    2003
                                                     -----------------     -----------------     --------------------
Offshore China
Independent
     Bohai Bay..............................               97,612                110,989                 98,790
     Western South China Sea................               40,377                 35,724                 27,547
     Eastern South China Sea................                   --                     --                 13,708
     East China Sea.........................                3,967                  3,223                  2,536
                                                     -----------------     ------------------    ---------------------
         Total..............................              141,956                149,936                142,581

Production Sharing Contracts
     Bohai Bay..............................                2,366                 16,767                 30,716
     Western South China Sea................                  900                 21,186                 33,397
     Eastern South China Sea................               81,404                 73,792                 59,273
     East China Sea.........................                   --                     --                     --
                                                     -----------------     ------------------    ---------------------
         Total..............................               84,670                111,745                123,386

Combined
     Bohai Bay..............................               99,978                127,756                129,506
     Western South China Sea................               41,277                 56,910                 60,944
     Eastern South China Sea................               81,404                 73,792                 72,981
     East China Sea.........................                3,967                  3,223                  2,536
                                                     -----------------     ------------------    ---------------------
         Total..............................              226,626                261,681                265,967

Overseas(1)
     Indonesia..............................                2,247                 36,944                 40,497
                                                     -----------------     ------------------    ---------------------
         Total..............................                2,247                 36,944                 40,497
                                                     -----------------     ------------------    ---------------------
Total.......................................              228,873                298,625                306,464
                                                     =================     ==================    =====================

______________
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.

                                     Average Daily Net Production of Natural Gas
                                                   (mmcf per day)

                                                                        Year ended December 31,
                                                    --------------------------------------------------------------
                                                          2001                   2002                    2003
                                                    -----------------     ------------------      -----------------
Offshore China
Independent
     Bohai Bay..............................               46.2                    47.1                   47.1
     Western South China Sea................                --                      4.4                   29.1
     Eastern South China Sea................                --                      --                     --
     East China Sea.........................                9.8                    12.4                   14.2
                                                    -----------------     ------------------      -----------------
         Total..............................               56.0                    64.0                   90.4

Production Sharing Contracts
     Bohai Bay..............................                --                      --                     --
     Western South China Sea................              139.0                   137.9                   98.7
     Eastern South China Sea................                --                      --                     --
     East China Sea.........................                --                      --                     --
                                                    -----------------     ------------------      -----------------
         Total..............................              139.0                   137.9                   98.7

Combined
     Bohai Bay..............................               46.2                    47.1                   47.1
     Western South China Sea................              139.0                   142.3                  127.8
     Eastern South China Sea................                --                      --                     --
     East China Sea.........................                9.8                    12.4                   14.2
                                                    -----------------     ------------------      -----------------
         Total..............................              195.0                   201.8                  189.1

Overseas(1)

     Indonesia..............................                --                     70.8                  101.9
                                                    -----------------     ------------------      -----------------
         Total..............................                --                     70.8                  101.9
                                                    -----------------     ------------------      -----------------
Total.......................................              195.0                   272.6                  291.0
                                                    =================     ==================      =================

______________
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.

                                            Average Daily Net Production
                                                    (BOE per day)

                                                                        Year ended December 31,
                                                    ---------------------------------------------------------------
                                                           2001                  2002                    2003
                                                    -----------------     ------------------      -----------------
Offshore China
Independent
     Bohai Bay..............................             105,322                118,845                106,637
     Western South China Sea................              40,377                 36,456                 32,391
     Eastern South China Sea................                  --                     --                 13,708
     East China Sea.........................               5,599                  5,283                  4,908
                                                    -----------------     ------------------      -----------------
         Total..............................             151,298                160,584                157,644

Production Sharing Contracts
     Bohai Bay..............................               2,366                 16,767                 30,716
     Western South China Sea................              24,063                 46,747                 51,619
     Eastern South China Sea................              81,404                 73,792                 59,274
     East China Sea.........................                  --                     --                     --
                                                    -----------------     ------------------      -----------------
         Total..............................             107,833                137,306                141,609

Combined
     Bohai Bay..............................             107,688                135,612                137,353
     Western South China Sea................              64,440                 83,203                 84,010
     Eastern South China Sea................              81,404                 73,792                 72,981
     East China Sea.........................               5,599                  5,283                  4,908
                                                    -----------------     ------------------      -----------------
         Total..............................             259,132                297,890                299,252

Overseas(1)
     Indonesia..............................               2,247                 48,749                 57,477
                                                    -----------------     ------------------      -----------------
         Total..............................               2,247                 48,749                 57,477
                                                    -----------------     ------------------      -----------------
Total.......................................             261,379                346,639                356,729
                                                    =================     ==================      -----------------

______________
(1) We do not conduct independent overseas operations. Our overseas operations are conducted through production sharing contracts and technical assistance contracts.


Principal Oil and Gas Regions

     Bohai Bay

     The Bohai Bay holds our largest net proved reserves and, for the year ended December 31, 2003, was our largest producing area for crude oil and natural gas. The Bohai Bay exploration area is located in the northeastern part of China, approximately 200 kilometers east of Beijing and is approximately 58,100 square kilometers in size. As of December 31, 2003, we had rights to operate, independently or in conjunction with international oil and gas companies, in 15 blocks covering approximately 43,501 square kilometers of the total Bohai Bay exploration area. Our operating area contains numerous oil and gas fields in shallow waters with typical depths ranging from 10 to 30 meters. The crude oil is generally of heavy gravity ranging from 15 to 20 degrees API. As of December 31, 2003, net proved reserves in this region were 990.4 million barrels of crude oil and condensate and 566.6 billion cubic feet of natural gas, totaling 1,084.8 million BOE and representing approximately 51% of our total net proved reserves.

     The Bohai Bay has been a prolific area with significant oil discoveries in recent years and will continue to be one of our principal areas for exploration in the near future. Six discoveries were made in this area in 2003, including three by us and three by our foreign partners.

     The following table sets forth principal exploration blocks under an exploration license to us for both our independent operations and our production sharing contracts in the Bohai Bay as of December 31, 2003. All exploration licenses expiring prior to June 14, 2004 are being renewed.

                                                                                  Exploration License
                                 Approximate                             ----------------------------------------
                                 block area                                 Commencement         Expiration
Block                               (km2)              Partner(s)               date                 date
------------------------------  ---------------  --------------------   --------------------   ------------------
Independent
-----------------------------------------------------------------------------------------------------------------
Middle of Bohai Bay                5,310                  --                  08/16/02            08/16/04
-----------------------------------------------------------------------------------------------------------------
Southern Bohai Bay                 3,799                  --                  10/31/02            10/31/04
-----------------------------------------------------------------------------------------------------------------
Western Bohai Bay                  1,907                  --                   5/29/03            05/29/05
-----------------------------------------------------------------------------------------------------------------
Western Liaodong Bay               3,344                  --                  03/31/00            04/08/06
-----------------------------------------------------------------------------------------------------------------
Eastern Liaodong Bay               2,829                  --                  07/02/01            07/02/06
-----------------------------------------------------------------------------------------------------------------
Eastern Bozhong                    1,861                  --                  05/30/02            05/30/04
-----------------------------------------------------------------------------------------------------------------
06/17                              2,586                  --                  02/20/03            02/20/05
-----------------------------------------------------------------------------------------------------------------
02/31                              4,990                  --                  05/29/03            05/29/05
-----------------------------------------------------------------------------------------------------------------
Bohai 09/11                          843                  --                  04/05/02            04/05/04
-----------------------------------------------------------------------------------------------------------------

PSC
-----------------------------------------------------------------------------------------------------------------
05/36                              1,250         Kerr-McGee, Newfield,        02/10/02            02/10/04
                                                  Sino-American Energy
-----------------------------------------------------------------------------------------------------------------
Eastern Bohai 11/05                3,601             ConocoPhillips           08/16/02            02/10/04
-----------------------------------------------------------------------------------------------------------------
Western Bohai 11/05                4,076             ConocoPhillips           02/10/02            02/10/04
-----------------------------------------------------------------------------------------------------------------
11/19                              3,185             ChevronTexaco            05/29/03            05/29/05
-----------------------------------------------------------------------------------------------------------------
09/18                              2,226               Kerr-McGee             04/04/01            04/04/04
-----------------------------------------------------------------------------------------------------------------
04/36                              1,694              Kerr-McGee,             12/31/01            12/31/03
                                                  Sino-American Energy
-----------------------------------------------------------------------------------------------------------------

     During the year ended December 31, 2003, we acquired 1,763.7 square kilometers of 3D seismic data and our foreign partners acquired 310.8 square kilometers of 3D seismic data in the Bohai Bay. We have independently acquired an aggregate of approximately 171,100 kilometers and 7,991 square kilometers of 2D and 3D seismic data, respectively, in the Bohai Bay. We also have access through our production sharing contract partners to approximately 66,903 kilometers and 8,786 square kilometers, respectively, of additional 2D and 3D seismic data in this area. During the year of 2003, we drilled 11 wildcat wells, three of which were successful, and five appraisal wells, three of which were successful. During the same period, our production sharing contract partners drilled seven wildcat wells, three of which were successful, and six appraisal wells, four of which were successful. Our exploration capital expenditures for 2003 were US$61.5 million. In 2004, we plan to drill 25 exploration wells in the Bohai Bay.

     For 2003, net production in this region averaged 129,506 barrels per day of crude oil, condensate and natural gas liquids and 47.1 million cubic feet per day of natural gas, representing approximately 38.5% of our total daily net production. Our development capital expenditures for the Bohai Bay for 2003 were US$586.6 million.

     The following table sets forth our principal oil and gas properties under production in the Bohai Bay as of December 31, 2003.


                                                                           Average net      Net proved reserves
                                                                          production for     as of December 31,
                                                              Our            year 2003              2003
 Block/Field              Operator(s)       Partner(s)      interest       (BOE per day)        (million BOE)
---------------------  ------------------  --------------  ------------  -----------------  ---------------------
  Liaoxi
-----------------------------------------------------------------------------------------------------------------
  Suizhong 36-1          CNOOC Limited         --            100%            64,203               196.4
-----------------------------------------------------------------------------------------------------------------
  Jinzhou 9-3            CNOOC Limited         --            100%            13,679                32.3
-----------------------------------------------------------------------------------------------------------------
  Jinzhou 20-2           CNOOC Limited         --            100%             8,079                45.2
-----------------------------------------------------------------------------------------------------------------

  Boxi
-----------------------------------------------------------------------------------------------------------------
  Oilfields
-----------------------------------------------------------------------------------------------------------------
  Boxi Oilfields         CNOOC Limited         --            100%            14,020                11.3
-----------------------------------------------------------------------------------------------------------------
  Chengbei Oilfield      CNOOC Limited         --            100%             4,358                 9.1
-----------------------------------------------------------------------------------------------------------------
  Qinhuangdao 32-6       CNOOC Limited    ChevronTexaco      75.5%           22,444               104.1
-----------------------------------------------------------------------------------------------------------------

  Bonan
-----------------------------------------------------------------------------------------------------------------
  Bozhong 34-2/4         CNOOC Limited         --            100%             2,298                 4.3
-----------------------------------------------------------------------------------------------------------------

  11/05
-----------------------------------------------------------------------------------------------------------------
  Penglai 19-3          ConocoPhillips   ConocoPhillips       51%             8,272               136.2
-----------------------------------------------------------------------------------------------------------------

     The following table sets forth our principal oil and gas properties under development in the Bohai Bay as of December 31, 2003.


                                                                                       Net proved reserves as of
                                                                         Our                December 31, 2003
 Block/Field               Operator(s)          Partner(s)             interest               (million BOE)
-------------------  ----------------------  ------------------  -------------------  ------------------------------
  Liaoxi
--------------------------------------------------------------------------------------------------------------------
  Luda 4-2/5-2/10-1      CNOOC Limited             --                    100%                     76.5
--------------------------------------------------------------------------------------------------------------------
  Jinzhou 21-1           CNOOC Limited             --                    100%                     13.8
--------------------------------------------------------------------------------------------------------------------

  Boxi
--------------------------------------------------------------------------------------------------------------------
  Qikou 18-9/18-2        CNOOC Limited             --                    100%                      9.6
--------------------------------------------------------------------------------------------------------------------

  Bozhong
--------------------------------------------------------------------------------------------------------------------
  Nanbao 35-2            CNOOC Limited             --                    100%                     75.7
--------------------------------------------------------------------------------------------------------------------

  Bonan
--------------------------------------------------------------------------------------------------------------------
  Bonan Oilfields        CNOOC Limited             --                    100%                     68.0
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
  Bozhong 25-1/25-1s     CNOOC Limited        ChevronTexaco             83.8%                    230.2
--------------------------------------------------------------------------------------------------------------------
  Bozhong 34-1/34-1s     CNOOC Limited             --                    100%                     12.3
--------------------------------------------------------------------------------------------------------------------

  11/05
--------------------------------------------------------------------------------------------------------------------
  Penglai 25-6          ConocoPhillips       ConocoPhillips              51%                      10.7
--------------------------------------------------------------------------------------------------------------------

  04/36
--------------------------------------------------------------------------------------------------------------------
  Caofeidian 11-1/11-2    Kerr-McGee      Sino-American Energy           51%                      47.4
--------------------------------------------------------------------------------------------------------------------

  262/281
--------------------------------------------------------------------------------------------------------------------
  Caofeidian 18-1        CNOOC Limited             --                    100%                      1.7
--------------------------------------------------------------------------------------------------------------------

     Western South China Sea

     The Western South China Sea has been our most important natural gas producing area, and was our second largest producing area for the year ended December 31, 2003. The Western South China Sea is located in the southern part of China southwest of Hong Kong and is approximately 712,480 square kilometers in area. The most important exploration areas in the Western South China Sea are the Beibu Gulf, the Yinggehai Basin, and the Qiongdongnan Basin. As of December 31, 2003, we had rights to operate, independently or in conjunction with international oil and gas companies, in 33 blocks covering approximately 178,034 square kilometers of the Western South China Sea exploration area. Typical water depths in this region range from 40 meters to 120 meters. The crude oil produced is of medium to light gravity, ranging from 27 to 41 degrees API. As of December 31, 2003, we had net proved reserves of 173.7 million barrels of crude oil and condensate and 2,564.0 billion cubic feet of natural gas in this region, totaling 601.0 million BOE and representing 28.24% of our total net proved reserves.

     The Western South China Sea is one of our least explored areas but will become increasingly important as the markets for natural gas in the southern part of China develop. During the year ended December 31, 2003, we drilled three wildcat wells, one of which was successful, and two appraisal wells, two of which were successful. Our production sharing contract partners drilled one wildcat well and one appraisal well.

     The following table sets forth the principal exploration blocks under an exploration license to us for both our independent operations and our production sharing contracts in the Western South China Sea as of December 31, 2003.


                                                                                   Exploration License
                                 Approximate                             ------------------------------------------
                                 block area                                  Commencement         Expiration
Block                               (km2)              Partner(s)                date                 date
------------------------------  ---------------  --------------------    --------------------   -------------------
Independent
-------------------------------------------------------------------------------------------------------------------
Ledong 01                       6,543               --                   12/03/03                12/03/05
-------------------------------------------------------------------------------------------------------------------
Changjiang 25                   7,434               --                   11/05/03                11/05/05
-------------------------------------------------------------------------------------------------------------------
Weizhou 12                      6,980               --                   11/05/01                05/11/06
-------------------------------------------------------------------------------------------------------------------
Weizhou 26                      4,358               --                   11/05/03                05/11/06
-------------------------------------------------------------------------------------------------------------------
Yulin 35                        6,050               --                   05/11/01                05/11/06
-------------------------------------------------------------------------------------------------------------------
Qionghai 28                     5,208               --                   05/11/01                05/11/06
-------------------------------------------------------------------------------------------------------------------
Songtao 18                      2,566               --                   03/31/00                12/16/05
-------------------------------------------------------------------------------------------------------------------
Wenchang 20                     4,979               --                   05/11/01                05/11/06
-------------------------------------------------------------------------------------------------------------------
Lingao 15                       6,583               --                   11/05/03                05/11/06
-------------------------------------------------------------------------------------------------------------------
Ledong 17                       3,971               --                   05/11/01                05/11/06
-------------------------------------------------------------------------------------------------------------------
Yangjiang 31                    6,003               --                   12/03/03                12/03/05
-------------------------------------------------------------------------------------------------------------------
Yangjiang 32                    3,962               --                   12/03/01                05/11/06
-------------------------------------------------------------------------------------------------------------------

PSC
-------------------------------------------------------------------------------------------------------------------
Wanan North 21A                 6,801      Benton Offshore China         09/30/03                09/30/05
                                                  Company
-------------------------------------------------------------------------------------------------------------------
Wanan North 21B                 6,118      Benton Offshore China         09/30/03                09/30/05
                                                  Company
-------------------------------------------------------------------------------------------------------------------
Wanan North 21C                 6,372      Benton Offshore China         09/30/03                09/30/05
                                                  Company
-------------------------------------------------------------------------------------------------------------------
Wanan North 21D                 6,126      Benton Offshore China         09/30/03                09/30/05
                                                  Company
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

     During the year ended December 31, 2003, we acquired 7,460.8 kilometers of 2D seismic data and our foreign partners acquired 983.2 square kilometers of 3D seismic data in the Western South China Sea. We have independently acquired an aggregate of approximately 167,013 kilometers and 7,010 square kilometers of independent 2D and 3D seismic data, respectively, in the Western South China Sea. We also have access through our production sharing contract partners to approximately 106,900 kilometers and 4,656 square kilometers of additional 2D and 3D seismic data, respectively, in this area. Our exploration capital expenditures for the Western South China Sea for 2003 were US$33.2 million. In 2004, we plan to drill twelve exploration wells in the Western South China Sea area.

     For the year ended December 31, 2003, net production averaged 60,944 barrels per day of crude oil, condensate and natural gas liquids and 127.8 million cubic feet per day of natural gas, representing 23.6% of our total daily net production. Our development capital expenditures for the Western South China Sea for 2003 were US$160.6 million.

     The following table sets forth the principal oil and gas properties in the Western South China Sea area that were under production as of December 31, 2003.


                                                                           Average net      Net proved reserves
                                                                          production for     as of December 31,
                                                              Our            year 2003              2003
 Block/Field              Operator(s)       Partner(s)      interest       (BOE per day)        (million BOE)
---------------------  ------------------  --------------  ------------  -----------------  ---------------------
Yinggehai
-----------------------------------------------------------------------------------------------------------------
   Yacheng 13-1(1)         CNOOC Limited     Kufpec BPCEPC       51%            19,047             90.9
-----------------------------------------------------------------------------------------------------------------
Yulin 35
-----------------------------------------------------------------------------------------------------------------
   Weizhou Oilfields       CNOOC Limited          --            100%            28,462             55.2
-----------------------------------------------------------------------------------------------------------------
Wenchang 13-1/13-2
-----------------------------------------------------------------------------------------------------------------
   Wenchang 13-1/13-2      CNOOC Limited         Husky           60%            32,572             33.4
-----------------------------------------------------------------------------------------------------------------
Changjiang 25
-----------------------------------------------------------------------------------------------------------------
   Dongfang 1-1            CNOOC Limited          --            100%             3,929            234.7
-----------------------------------------------------------------------------------------------------------------

______________
(1)  On January 1, 2004, we took over operation of Yacheng 13-1 from BP.


     The following table sets forth the principal oil and gas properties in the Western South China Sea area that were under development as of December 31, 2003.

                                                                                       Net proved reserves as of
                                                                         Our                December 31, 2003
 Block/Field               Operator(s)          Partner(s)             interest               (million BOE)
-------------------  ----------------------  ------------------  -------------------  -----------------------------
Yulin 35
-------------------------------------------------------------------------------------------------------------------
   Weizhou 11-1             CNOOC Limited            --                 100%                       9.5
-------------------------------------------------------------------------------------------------------------------
Yangjiang 31 and 32
-------------------------------------------------------------------------------------------------------------------
   Wenchang 8-3             CNOOC Limited            --                 100%                      11.6
-------------------------------------------------------------------------------------------------------------------
   Wenchang 19-1            CNOOC Limited            --                 100%                      26.1
-------------------------------------------------------------------------------------------------------------------
   Wenchang 15-1            CNOOC Limited            --                 100%                      22.9
-------------------------------------------------------------------------------------------------------------------
Yinggehai
-------------------------------------------------------------------------------------------------------------------
   Yacheng 13-4             CNOOC Limited            --                 100%                      22.4
-------------------------------------------------------------------------------------------------------------------
Ledong 01
-------------------------------------------------------------------------------------------------------------------
   Ledong                   CNOOC Limited            --                 100%                      83.2
-------------------------------------------------------------------------------------------------------------------
39/05
-------------------------------------------------------------------------------------------------------------------
   Wenchang 14-3            CNOOC Limited            --                 100%                      11.2
-------------------------------------------------------------------------------------------------------------------

     Eastern South China Sea

     The Eastern South China Sea is currently one of our most important oil producing areas in terms of its contribution to our total production and sales. The Eastern South China Sea exploration area is located in the southern part of China, directly southeast of Hong Kong, and is approximately 174,420 square kilometers in size. As of December 31, 2003, we had rights to operate, independently or in conjunction with international oil and gas companies, in 38 blocks covering approximately 193,754 square kilometers in the Eastern South China Sea exploration area. This area includes the important Pearl River Mouth Basin. Typical water depths in this region range from 100 meters to 120 meters. The crude oil produced is of medium to light gravity, ranging from 30 to 40 degrees API. As of December 31, 2003, we had net proved reserves of
154.8 million barrels of crude oil and condensate and 548.2 billion cubic feet of natural gas in this region, totaling 246.1 million BOE and representing approximately 11.6% of our total net proved reserves.

     During the year ended December 31, 2003, we drilled four wildcat wells, two of which were successful, and three appraisal wells, all of which were successful. Our production sharing contract partners drilled three wildcat wells.

     The following table sets forth the principal exploration blocks that are under an existing exploration license or pending exploration license to us for both our independent operations and our production sharing contracts in the Eastern South China Sea as of December 31, 2003.


                                                                                    Exploration License
                                 Approximate                               -----------------------------------------
                                 block area                                   Commencement         Expiration
Block                               (km2)              Partner(s)                 date                 date
------------------------------  ---------------  --------------------     ---------------------   ------------------
Independent
--------------------------------------------------------------------------------------------------------------------
Enping 15 (Pearl River Mouth)            5,833                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Enping 10 (Pearl River Mouth)            6,547                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Panyu 33 (Pearl River Mouth)             4,830                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Liuhua 07 (Pearl River Mouth)            4,172                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Xijiang 04 (Pearl River Mouth)           7,969                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Lufeng 06 (Pearl River Mouth)            4,457                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Lufeng 08 (Pearl River Mouth)            4,723                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Huizhou 30 (Pearl River Mouth)           5,862                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Huizhou 31 (Pearl River Mouth)           3,074                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Chaozhou 03 (Pearl River Mouth)          4,490                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Shantou 29 (Pearl River Mouth)           6,407                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Kaiping 14 (Pearl River Mouth)           7,753                   --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Huizhou 14 (Pearl River Mouth)             882                   --                05/29/03           05/29/05
--------------------------------------------------------------------------------------------------------------------
16/02 (Pearl River Mouth)                3,498                   --                03/31/00           03/31/07
--------------------------------------------------------------------------------------------------------------------
15/12 (Pearl River Mouth)                1,895                   --                10/16/00           10/16/06
--------------------------------------------------------------------------------------------------------------------
15/35 (Pearl River Mouth)                1,411                   --                02/20/03           02/20/05
--------------------------------------------------------------------------------------------------------------------
Nanhaichao (Pearl River Mouth)           7,834                   --                05/14/02           05/14/07
--------------------------------------------------------------------------------------------------------------------

PSC
--------------------------------------------------------------------------------------------------------------------
16/19                                      415                  Agip,              04/05/02          04/05/04(1)
                                                           ChevronTexaco
--------------------------------------------------------------------------------------------------------------------
15/34                                    4,984            Devon, Burlington        12/24/03           12/24/05
--------------------------------------------------------------------------------------------------------------------

______________
(1)  Exploration license is being renewed.

     For the year ended December 31, 2003, we acquired 4,144.3 kilometers of 2D seismic data, while our foreign partners acquired 1,562.4 kilometers of 2D seismic data and 344.9 square kilometers of 3D seismic data in the Eastern South China Sea area. We have an aggregate of approximately 59,745 kilometers of independent 2D seismic data and 1,330 square kilometers of 3D seismic data in the Eastern South China Sea. We also have access through our production sharing contract partners to approximately 109,260 kilometers and 6,430 square kilometers of additional 2D and 3D seismic data, respectively, in this area. Our exploration capital expenditures for the Eastern South China Sea for 2003 were US$38.0 million. We plan to drill seven exploration wells in the Eastern South China Sea in 2004.

     For the year ended December 31, 2003, net production averaged approximately 72,981 barrels per day of crude oil, representing approximately 20.5% of our total daily net production. Our development capital expenditures for this region for 2003 were US$230.2 million.

     The following table sets forth our principal oil and gas properties under production in the Eastern South China Sea as of December 31, 2003.

                                                                               Average net       Net proved reserves
                                                                              production for      as of December 31,
                                                                    Our         year 2003               2003
Production Block/Field         Operator(s)        Partner(s)      interest     (BOE per day)        (million BOE)
----------------------     ------------------   --------------  ------------  -----------------  --------------------
16/08
---------------------------------------------------------------------------------------------------------------------
Huizhou Oilfields                  CACT              Agip,           51%            24,551              25.0
                                                 ChevronTexaco
---------------------------------------------------------------------------------------------------------------------

15/11
---------------------------------------------------------------------------------------------------------------------
Xijiang 24-3                  CNOOC Limited,         Shell           51%            16,095              11.8
                              ConocoPhillips
---------------------------------------------------------------------------------------------------------------------

15/22
---------------------------------------------------------------------------------------------------------------------
Xijiang 30-2                  CNOOC Limited,         Shell           40%            12,775               6.7
                              ConocoPhillips
---------------------------------------------------------------------------------------------------------------------

29/04
---------------------------------------------------------------------------------------------------------------------
Liuhua 11-1                   CNOOC Limited           --            100%            13,708              13.5
---------------------------------------------------------------------------------------------------------------------

16/06
---------------------------------------------------------------------------------------------------------------------
Lufeng 13-1                        JHN                JHN            25%             2,931               1.9
---------------------------------------------------------------------------------------------------------------------

17/22
---------------------------------------------------------------------------------------------------------------------
Lufeng 22-1               CNOOC Limited, Statoil    Statoil          25%             1,312               0.5
---------------------------------------------------------------------------------------------------------------------
15/34
---------------------------------------------------------------------------------------------------------------------
Panyu 4-2/5-1                     Devon            Burlington        51%             1,609              33.4
---------------------------------------------------------------------------------------------------------------------

     The following table sets forth our principal oil and gas properties under development in the Eastern South China Sea as of December 31, 2003.

                                                                                            Net proved reserves as of
                                                                              Our                December 31, 2003
 Block/Field                    Operator(s)          Partner(s)             interest               (million BOE)
-------------------       ----------------------  ------------------  -------------------  --------------------------
16/19
---------------------------------------------------------------------------------------------------------------------
Huizhou 19-1/19-2/19-3             CACT           Agip, ChevronTexaco          51%                   25.6
---------------------------------------------------------------------------------------------------------------------

Liuhua 07
---------------------------------------------------------------------------------------------------------------------
Panyu 30-1                     CNOOC Limited             --                   100%                   87.2
---------------------------------------------------------------------------------------------------------------------

Xijiang04
---------------------------------------------------------------------------------------------------------------------
Xijiang 23-1                   CNOOC Limited             --                   100%                   40.4
---------------------------------------------------------------------------------------------------------------------

     East China Sea

     The East China Sea is the least explored area of our four principal regions offshore China, and an area that we expect to become an important natural gas production base in the future. The East China Sea is approximately 339,580 square kilometers in size and is located east of Shanghai. As of December 31, 2003, we had rights to operate, independently or in conjunction with international oil and gas companies, in 57 blocks (excluding the Pinghu block) covering approximately 255,347 square kilometers of the total East China Sea. We also own a 30% working interest in the Xihu Trough area within the East China Sea. We and our partners, Sinopec, Pecten Orient Company of the United States (a subsidiary company of Shell) and Unocal reached an agreement on August 19, 2003 to explore, develop and market natural gas, oil and condensate in the East China sea. The agreement comprises three exploration and two development contract areas of the Xihu Trough covering approximately 22,000 square kilometers. The partners plan to explore actively in the area. Foreign partners will assume 100% risk during the exploration stage. The first development under the contracts will be in the Chunxiao development area which is expected to come on stream in mid 2005. The total block area of the Xihu Trough is approximately 59,565 square kilometers. Typical water depths in this region are approximately 90 meters and the crude oil and condensate are of light gravity. As of December 31, 2003, our net proved reserves in the Xihu Trough were 9.3 million barrels of crude oil and condensate and 226.6 billion cubic feet of natural gas, totaling 47.1 million BOE and representing 2.4% of our total net proved reserves. We acquired our interest in the project from CNOOC and is the operator of the project.

     During the year ended December 31, 2003, we started drilling one wildcat well in the East China Sea Area.

     The following table sets forth the principal exploration blocks under an existing exploration license or pending exploration license to us for both our independent operations and our production sharing contracts in the East China Sea as of December 31, 2003.

                                                                                          Exploration License
                                           Approximate                           -----------------------------------
                                            block area                            Commencement         Expiration
Block                                          (km2)              Partner(s)          date                 date
------------------------------            ---------------  --------------------  -----------------   ---------------
Independent
---------------------------------------------------------------------------------------------------------------------
Xihu Tiantai 02                                 4,528               --               06/05/03          06/05/05
---------------------------------------------------------------------------------------------------------------------
Xihu Huangyan 04                                2,848               --               08/28/01          08/28/08
---------------------------------------------------------------------------------------------------------------------
Xihu Hangzhou 17                                4,227               --               08/28/01          08/28/08
---------------------------------------------------------------------------------------------------------------------
Xihu Hangzhou 26                                3,642               --               03/31/03          03/31/05
---------------------------------------------------------------------------------------------------------------------
Xihu Zhenhai 01                                 1,536               --               08/28/01          08/28/08
---------------------------------------------------------------------------------------------------------------------
Xihu Fuyang 27                                  2,526               --               08/28/01          08/28/08
---------------------------------------------------------------------------------------------------------------------
Lishui-Jiaojiang                                6,767               --               03/31/00          11/28/05
---------------------------------------------------------------------------------------------------------------------
Western Wunansha (South
Yellow Sea)                                       242               --               03/31/00          12/16/05
---------------------------------------------------------------------------------------------------------------------
North Yellow Sea                                6,471               --               05/25/01          05/25/06
---------------------------------------------------------------------------------------------------------------------
Zhucheng 14 (South
Yellow Sea)                                     5,659               --               05/11/01          05/11/06
---------------------------------------------------------------------------------------------------------------------
Lishui 30                                       4,085               --               07/01/02          07/01/09
---------------------------------------------------------------------------------------------------------------------
Qingdao 34                                      5,745               --               12/07/01          12/07/06
---------------------------------------------------------------------------------------------------------------------
Changshan 01 (North
Yellow Sea)                                     6,449               --               07/03/01          07/03/06
---------------------------------------------------------------------------------------------------------------------
Jiangning 32                                    7,136               --               11/05/03          12/30/04
---------------------------------------------------------------------------------------------------------------------
Tiantai 32                                      5,400               --               07/17/01          07/17/06
---------------------------------------------------------------------------------------------------------------------
Taibei 27                                       7,379               --               07/09/01          07/09/06
---------------------------------------------------------------------------------------------------------------------
Jinhua 12                                       6,931               --               05/11/01          05/11/06
---------------------------------------------------------------------------------------------------------------------
Kunshan 02                                      2,628               --               05/11/01          05/11/06
---------------------------------------------------------------------------------------------------------------------

PSC
---------------------------------------------------------------------------------------------------------------------
32/32                                             513      Primeline Petroleum       07/11/02          07/11/04
---------------------------------------------------------------------------------------------------------------------

     During the year ended December 31, 2003, we acquired 4,500.3 kilometers of 2D seismic data in this area. We have independently acquired an aggregate of approximately 111,930 kilometers and 377 square kilometers, respectively, of 2D and 3D seismic data in the East China Sea area. We also have access through our production sharing contract partners to approximately 48,255 kilometers and 475 square kilometers, respectively, of additional 2D and 3D seismic data in this area. Our exploration capital expenditures for the East China Sea for 2003 were US$14.1 million. We plan to drill four exploration wells in this area in 2004.

     For the year ended December 31, 2003, our net production in this region averaged 2,536 barrels per day of crude oil, condensate and natural gas liquids and 14.2 million cubic feet per day of natural gas, representing 1.4% of our total daily net production. Our development capital expenditures for the East China Sea for 2003 were US$80.4 million.

     The following table sets forth the principal oil and gas properties under production or development in the East China Sea as of December 31, 2003.

                                                                             Average net       Net proved reserves
                                                                            production for      as of December 31,
                                                              Our              year 2003               2003
 Block/Field              Operator(s)       Partner(s)      interest         (BOE per day)         (million BOE)
---------------------  ------------------  --------------  ------------  --------------------  ----------------------
Production
---------------------------------------------------------------------------------------------------------------------
Pinghu(1)
---------------------------------------------------------------------------------------------------------------------
   Pinghu Gasfield     CNOOC Limited     Sinopec, Shell, Unocal      30%           4,908               12.7
---------------------------------------------------------------------------------------------------------------------
Development
---------------------------------------------------------------------------------------------------------------------
Xihu Trough
---------------------------------------------------------------------------------------------------------------------
   Canxue              CNOOC Limited     Sinopec, Shell, Unocal      30%            --                  6.8
---------------------------------------------------------------------------------------------------------------------
   Duanqiao            CNOOC Limited     Sinopec, Shell, Unocal      30%            --                  4.7
---------------------------------------------------------------------------------------------------------------------
   Chunxiao            CNOOC Limited     Sinopec, Shell, Unocal      30%            --                 18.3
---------------------------------------------------------------------------------------------------------------------
   Tianwaitian         CNOOC Limited     Sinopec, Shell, Unocal      30%            --                  3.2
---------------------------------------------------------------------------------------------------------------------
   Baoyunting          CNOOC Limited     Sinopec, Shell, Unocal      30%            --                 11.3
---------------------------------------------------------------------------------------------------------------------
   Wuyunting           CNOOC Limited     Sinopec, Shell, Unocal      30%            --                  2.8
---------------------------------------------------------------------------------------------------------------------

______________
(1) This field is under license to the Shanghai Petroleum and Natural Gas Company in which we have a 30% interest.

     Overseas Activity

     In early 2003 and 2004, we acquired interests in the Tangguh LNG project located in Indonesia. The Tangguh LNG partners have signed contracts to provide liquefied natural gas to South Korea and North America. For further details of these interests, see "--Natural Gas Business--Overseas Activity."

     In May 2003, we signed an equity sale and purchase agreement with the existing North West Shelf partners to acquire interests in natural gas reserves located in the North West Shelf of Australia. See "--Natural Gas Business--Overseas Activity."

     In April 2002, our wholly owned subsidiary, CNOOC Southeast Asia Limited, acquired subsidiaries in Indonesia formerly owned by Repsol YPF, S.A. These Indonesian subsidiaries together hold a portfolio of interests in oil and gas production sharing and technical assistance contracts in areas located offshore and onshore Indonesia. The main businesses of the Indonesian subsidiaries are the exploration, development and production of oil and gas offshore and onshore Indonesia. Their main assets comprise a portfolio of interests in four production sharing contracts and a technical assistance contract in that region. We estimate that our net proved reserves of the assets as of December 31, 2003 were approximately 136.7 million BOE.

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

     o West Madura Production Sharing Contract and Poleng Technical Assistance Contract. These subsidiaries own a 25.0% interest in the West Madura production sharing contract and a 50.0% interest in the Poleng technical assistance contract. These contract areas are located offshore Java, near the island of Madura and the Java city of Surabaya and cover approximately 1,600 square kilometers combined. Kodeco Energy Company is the operator for the West Madura production sharing contract and Korea Development Company is the operator for the Poleng technical assistance contract, each assisted by certain of the Indonesian subsidiaries. These contract areas currently produce crude oil and natural gas. Their natural gas is sold to the Indonesia State Electric Company. The West Madura production sharing contract expires in May 2011. The Poleng technical assistance contract expires in December 2013. Three new oil and gas discoveries were made in this area in 2003.

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

     As of December 31, 2003, our net proved reserves in our overseas properties were 136.5 million barrels of crude oil. For 2003, net production from our overseas properties averaged 57,477 barrels per day of crude oil, condensate and natural gas liquids, representing approximately 16% of our total daily net production. Our interests in the production sharing contracts are held by our wholly owned subsidiaries.

     We currently conduct all of our international oil sales through China Offshore Oil (Singapore) International Pte. Ltd., our wholly owned Singapore subsidiary. In the past, this subsidiary also engaged in oil trading activities.

         The following table sets forth the principal oil and gas properties under production in our overseas interests as of December 31, 2003.

                                                                                           Average net        Net proved reserves
                                                                                          production for      as of December 31,
                                                                              Our            year 2003               2003
 PSC                      Operator(s)               Partner(s)             interest        (BOE per day)         (million BOE)
---------------------  ------------------         --------------         ------------  --------------------  --------------------
Repsol
----------------------------------------------------------------------------------------------------------------------------------
South East Sumatra        CNOOC Limited            INPEX Sumatra
                                                    KNOC Sumatra
                                                MC Oil & Gas Sumatra
                                              Paladin Indonesia (Sunda)       65.3%            29,762                  69.1
                                           Paladin UK (Southeast Sumatra)
                                             Paladin Resources (Bahamas)
                                                    CNOOC Limited
----------------------------------------------------------------------------------------------------------------------------------
Offshore North West Java       BP                    CNOOC ONWJ
                                                     INPEX Jaws
                                                MC Oil and Gas Java
                                                  C. ITOH Energy              36.7%            17,109                  46.2
                                              Paladin Resources (Sunda)
                                                    BP West Java
----------------------------------------------------------------------------------------------------------------------------------
West Madura                Kodeco Energy             Pertamina
                                                   CNOOC Madura               25.0%            2,844                    7.6
                                                   KODECO Energy
----------------------------------------------------------------------------------------------------------------------------------
Poleng(1)                Korea Development         CNOOC Poleng
                                                 Korea Development            50.0%            5,525                    6.9
----------------------------------------------------------------------------------------------------------------------------------
Blora                      Lundin Blora             CNOOC Blora
                                                 Paladin Resources
                                                    Amerada Hess              16.7%              --                      --
                                                    Lundin Blora
----------------------------------------------------------------------------------------------------------------------------------
Malacca
----------------------------------------------------------------------------------------------------------------------------------
Malacca Strait           Kondur Petroleum           CNOOC Limited
                                                    OOGC Mallaca
                                                  Mallaca Petroleum           39.5%             2,236                    7.1
                                                  Imbang Tata Alam
                                                  Kondur Petroleum
----------------------------------------------------------------------------------------------------------------------------------

______________
(1) Our interest in this contract area is in the form of a technical assistance contract.

Other Oil and Gas Data

     Production Cost Data

     The following table sets forth average sales prices per barrel of crude oil, condensate and natural gas liquids sold, average sales prices per thousand cubic feet of natural gas sold and production costs per BOE produced for each of our independent, production sharing contract and combined operations for the periods indicated.

                                                                                       Year ended December 31,
                                                                                  ------------------------------------
                                                                                     2001        2002        2003
                                                                                  ----------- -----------  -----------
                                                                                     (US$)       (US$)       (US$)
Average Sales Prices of Petroleum Produced
Per Barrel of Crude Oil, Condensate and Natural Gas Liquid Sold............          23.34       24.35       28.11
Per Thousand Cubic Feet of Natural Gas Sold................................           3.08        2.98        2.87

Offshore China Average Lifting Costs per BOE Produced(1)
Independent................................................................           3.88        3.89        4.78
Production Sharing Contracts...............................................           4.51        3.95        4.53
Offshore China Average.....................................................           4.16        3.92        4.66

Overseas Average Lifting Costs per BOE Produced(1)
Net Entitlement............................................................            --         9.06        9.27

______________
(1) Our overseas operations during the year ended December 31, 2001 were not material and the related lifting costs have been included in our offshore China lifting costs for that year.


     Drilling and Productive Wells

     The following table sets forth our exploratory and productive wells drilled offshore China as of December 31, 2003 by independent and production sharing contract operations in each of our operating areas. It includes exploratory and productive wells drilled offshore China prior to our inception in 1982. There is no data for exploratory and productive wells drilled overseas because we only recently acquired our interests in these properties from other parties.

                                                                         As of December 31, 2003
                                                     --------------------------------------------------------------
                                                       Total                      Western    Eastern
                                                     Offshore                      South      South      East China
                                                       China       Bohai Bay     China Sea   China Sea       Sea
                                                     ----------  ------------  ------------ ------------ ----------
Independent
Net Exploratory Wells..........................         458.0       278.0          153.0         14.0      13.0
Net Productive Wells...........................         462.8       365.0           68.0         25.0       4.8
Crude Oil......................................         437.1       354.0           56.0         25.0       2.1
Natural Gas....................................          25.7        11.0           12.0          --        2.7

Production Sharing Contracts
Net Exploratory Wells..........................           2.0        --              --           --        2.0
Net Productive Wells...........................         204.2       124.0           18.2         62.0        --
Crude Oil......................................         197.6       124.0           12.6         61.0        --
Natural Gas....................................           6.6        --              5.6          1.0        --

Totals
Net Exploratory Wells..........................         460.0       278.0          153.0         14.0      15.0
Net Productive Wells...........................         667.0       489.0           86.2         87.0       4.8
Crude Oil......................................         634.7       478.0           69.0         86.0       2.1
Natural Gas....................................          32.3        11.0           17.6          1.0       2.7

     Drilling Activity

     The following tables set forth our net exploratory and development wells broken down by independent and production sharing contract operations in each of our operating areas for the years ended December 31, 2003, 2002 and 2001.

                                                                      Year ended December 31, 2003
                                                    ---------------------------------------------------------------
                                                                         Western    Eastern
                                                               Bohai      South      South      East
                                                     Total      Bay     China Sea  China Sea  China Sea   Overseas
                                                    --------- -------- ----------- ---------- ---------- -----------
Independent
Net Exploratory Wells Drilled..................       28.0      16.0       5.0          7.0         --        --
   Successful..................................       14.0       6.0       3.0          5.0         --        --
   Dry.........................................       14.0      10.0       2.0          2.0         --        --
Net Development Wells Drilled..................       20.1      11.1       9.0           --         --        --
   Successful..................................       20.1      11.1       9.0           --         --        --
   Dry.........................................         --        --        --           --         --        --

Production Sharing Contracts
Net Exploratory Wells Drilled..................        3.5        --        --          0.5         --        3.0
   Successful..................................         --        --        --           --         --        --
   Dry.........................................        3.5        --        --          0.5         --        3.0
Net Development Wells Drilled..................       78.0      42.9        --          3.1         --       32.0
   Successful..................................       72.0      42.9        --          3.1         --       26.0
   Dry.........................................        6.0        --        --           --         --        6.0


                                                                      Year ended December 31, 2002
                                                    ---------------------------------------------------------------
                                                                         Western    Eastern
                                                               Bohai      South      South      East
                                                     Total      Bay     China Sea  China Sea  China Sea   Overseas
                                                    --------- -------- ----------- ---------- ---------- -----------
Independent
Net Exploratory Wells Drilled..................       41.5      15.0      20.0        5.0        1.5          --
   Successful..................................       19.0      12.0       3.0        3.0        1.0          --
   Dry.........................................       22.5       3.0      17.0        2.0        0.5          --
Net Development Wells Drilled..................       14.0       2.0      12.0         --         --          --
   Successful..................................       14.0       2.0      12.0         --         --          --
   Dry.........................................         --        --        --         --         --          --

Production Sharing Contracts
Net Exploratory Wells Drilled..................        3.1        --        --         --         --          3.1
   Successful..................................        1.9        --        --         --         --          1.9
   Dry.........................................        1.2        --        --         --         --          1.2
Net Development Wells Drilled..................       65.0      20.2       3.6        3.1         --         38.1
   Successful..................................       60.7      20.2       3.6        3.1         --         33.8
   Dry.........................................        4.3        --        --         --         --          4.3




                                                                      Year ended December 31, 2001
                                                    ---------------------------------------------------------------
                                                                         Western    Eastern
                                                               Bohai      South      South      East
                                                     Total      Bay     China Sea  China Sea  China Sea   Overseas
                                                    --------- -------- ----------- ---------- ---------- -----------
Independent
Net Exploratory Wells Drilled..................       13.0       4.0       6.0         1.0        2.0        --
   Successful..................................        5.0       2.0       2.0         1.0         --        --
   Dry.........................................        8.0       2.0       4.0          --        2.0        --
Net Development Wells Drilled..................       76.0      76.0       --           --         --        --
   Successful..................................       76.0      76.0       --           --         --        --
   Dry.........................................         --        --       --           --         --        --

Production Sharing Contracts
Net Exploratory Wells Drilled..................        1.0        --       --           --        1.0        --
   Successful..................................         --        --       --           --         --        --
   Dry.........................................        1.0        --       --           --        1.0        --
Net Development Wells Drilled..................       41.7      34.7       4.8          --        0.6        1.6
   Successful..................................       40.7      34.7       3.8          --        0.6        1.6
   Dry.........................................        1.0        --       1.0          --         --        --

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

     Guangdong LNG Facility. CNOOC is currently engaged in a project to build China's first proposed liquefied natural gas import facility in Guangdong Province in southern China. We have not entered into any negotiations with CNOOC on the detailed terms under which we may acquire CNOOC's interest in this facility. CNOOC has committed to take a 33% ownership interest in the project. Other partners include Hongkong Electric Holding Company and Hong Kong & China Gas Company Limited, each committed to 3% ownership interests, and five customers of the proposed facility who have collectively committed to a 31% ownership interest. Through a competitive selection process, BP Global Investment Limited was selected as the foreign partner to take the remaining 30% interest in the project.

     The project involves the construction of a receiving terminal with capacity of three million tonnes per year, a 215-kilometer trunkline and two branch trunklines with a total length of 111 kilometers. Project construction began in the third quarter of 2003. The facility is scheduled to commence operations in 2006. The total cost of the facility is estimated to be approximately US$900 million. CNOOC will help us procure all necessary government approvals for our participation in this project should we exercise our option. We are currently evaluating the exercise of this option and may exercise it at any time.

     Fujian Development. In October 2001, CNOOC signed an agreement with the Fujian provincial government on natural gas market development in Fujian Province. The agreement provides for a joint investment commitment of increasing natural gas supply and gas market development in Fujian Province by both parties. Both parties are committed to sourcing gas, including liquefied natural gas, from all viable sources, including from offshore production and overseas. The parties also agreed to invest in gas-fired power plants and related infrastructure. We have the option to take CNOOC's working interest in the project and have acquired an interest in the Tangguh LNG project in Indonesia, which will supply liquefied natural gas to this project. In August 2002, CNOOC announced that China's second LNG terminal would be built in Fujian by CNOOC and its partners. CNOOC owns a 60% interest in the project. Construction for the project began in the third quarter of 2003. It is planned to commence operation in 2007, with an initial annual capacity of 2.6 million tonnes of LNG.

     Zhejiang Development. In September 2001, CNOOC signed an agreement with Zhejiang Provincial Energy Group Company Limited and Zhejiang Southeast Electric Power Company Limited to invest in a joint venture to develop an intra-provincial natural gas distribution network. CNOOC holds a 37% equity interest in the joint venture company. The business scope of the joint venture includes the construction, operation and management of natural gas pipelines, the intra-provincial wholesale and distribution of natural gas, and the development of gas-fired power plants and other natural gas related infrastructure and projects. In March 2004, CNOOC signed an agreement with Zhejiang provincial government to jointly develop China's third LNG terminal in Zhejiang. The joint development will include construction of an LNG re-gasification terminal, a gas trunk line and a gas fired power plant. CNOOC is expected to take a 51% interest in the project.

     Shandong Pipeline. In September 2001, CNOOC signed an agreement with the Development and Planning Commission of Shandong Province and Shandong International Trust and Investment Company to participate in the planning of a Shandong natural gas pipeline network for LNG imports. CNOOC intends to use gas resources from the Bohai Bay. CNOOC expects that natural gas from the Bohai Bay will land in Longkou of Shandong Province around June 2004, which can be further transported to Qingdao and Yantai in Shandong Province by pipeline. The pipeline between Longkou and Yantai will be 95 kilometers; the pipeline between Longkou and Qingdao will be 2,101 kilometers.

     Overseas Activity

     On January 1, 2003, we acquired BP Muturi Limited, which owned a 44.0% interest in the Muturi production sharing contract offshore Indonesia, and BP Wiriagar Limited's 42.4% interest in the Wiriagar production sharing contract offshore Indonesia for a total of approximately US$275 million. The Muturi production sharing contract and Wiriagar production sharing contract, together with the Berau production sharing contract, make up the Tangguh LNG project. The Tangguh LNG project is a greenfield project located offshore Indonesia and represents one of the largest natural gas projects in Asia. On May 13, 2004, we completed our acquisition of an additional 20.767% interest in the Muturi production sharing contract from BG Group.

     Our interests in these production sharing contracts represent 16.96% of the total reserves and upstream production of the Tangguh LNG project. The remaining interests in the Tangguh LNG project are held by BP Berau, BP Muturi, BP Wiriagar, MI Berau, Nippon, KG Berau, KG Wiriagarand Indonesia Natural Gas Resources Muturi. The partners in the Tangguh LNG project have applied to the Indonesia government to consolidate the three production sharing contracts and expect that BP will serve as the operator for the project.

     In connection with our acquisition of interests in the Tangguh LNG project, the partners in the Tangguh LNG project entered into a conditional 25-year supply contract to provide beginning in 2007 up to 2.6 million tonnes of liquefied natural gas per year to a liquefied natural gas terminal project in Fujian Province, China. In May 2003, two large South Korean companies selected the Tangguh LNG project as their preferred supplier of up to 1.35 million tonnes per year of liquefied natural gas. The Tangguh LNG partners have also signed contracts to provide liquefied natural gas to North America. In addition, we entered into a repurchase agreement whereby put options and call options were granted to us and the sellers, respectively, to sell or repurchase, as the case may be, the interests in these production sharing contracts. The exercise prices of the options are determined based on the original consideration plus interest and additional investment and draw down made during the interim period. The options are exercisable if on or before December 31, 2004:

     o the LNG supply contract is terminated due to the non-satisfaction of the conditions precedent to the LNG supply contract; or

     o    the LNG supply contract is otherwise legally ineffective.

     Given the proximity of the Tangguh LNG project to many major industrial and commercial areas, we expect the project to secure additional LNG supply contracts in the near future.

     In May 2003, we signed an agreement with the existing North West Shelf partners to acquire an aggregate interest of 5.56% in the reserves and upstream production of Australia's North West Shelf gas project for a consideration of US$348 million. Our estimated share of reserves from this project would be approximately 1.2 trillion cubic feet of natural gas. Our share of natural gas together with associated liquids would be approximately 210 million BOE. Woodside Petroleum is the operator for the project.

     Under the terms of this agreement, we would also acquire a 25% interest in the China LNG Joint Venture, which is being established by the six current partners to supply liquefied natural gas from the North West Shelf gas project to a liquefied natural gas terminal currently being developed by CNOOC, our controlling shareholder, and various partners in Guangdong Province, China. The terms of this transaction require us to pay the other partners in the North West Shelf gas project for gas production and processing services provided over the term of the China LNG Joint Venture. On October 24, 2003, we entered into an agreement with the joint venture participants of the Gorgon natural gas project in Australia based on a memorandum of understanding previously entered into with them. According to that agreement, we will acquire certain interest in the Gorgon natural gas project.

     To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances and partnerships with parties possessing the relevant experience and expertise.

Segment Information

     The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

                                                                Year ended December 31,
                                      -----------------------------------------------------------------------------
                                                2001                      2002                     2003
                                      ------------------------  --------------------------  -----------------------
                                          Rmb'000         %         Rmb'000         %         Rmb'000         %
                                      --------------  --------  ---------------  ---------  ------------  ---------
Independent operations.............     10,403,387       50.0       10,362,062      39.3     12,049,054      29.4
Production sharing contracts.......      7,839,081       37.7       14,617,400      55.4     20,231,534      49.4
Trading businesses.................      3,228,875       15.5        2,377,469       9.0     12,398,661      30.3
Unallocated and elimination........      (651,786)       (3.2)       (983,116)     (3.7)    (3,728,976)      (9.1)
                                      --------------  --------  ---------------  ---------  ------------  ---------
Total operating revenues...........     20,819,557      100.0       26,373,815     100.0     40,950,273     100.0
                                      ==============  ========  ===============  =========  ============  =========

     We are mainly engaged in the exploration, development, production and sale of crude oil and natural gas primarily offshore China. Approximately 62% of our total revenue is contributed by PRC customers. We also conduct such activities outside PRC in Indonesia, Australia and Singapore.

Sales and Marketing

     Sales of Offshore Crude Oil

     We sell crude oil and natural gas to the PRC market through our wholly owned PRC subsidiary, CNOOC China Limited, and sell to the international market through our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte. Ltd., located in Singapore.

     We submit production and sales plans to the State Development and Reform Commission each year. Based on information provided by China's three crude oil producers, PetroChina, Sinopec and us, the State Development and Reform Commission compiles an overall national plan to coordinate sales. We have been allowed to determine where we sell our products, both domestically and internationally. Our sales of crude oil to the international market also require us to obtain export licenses issued by the PRC Ministry of Commerce. Historically, we have been able to obtain all required export licenses.

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

                                                                           Year ended December 31,
                                                           --------------------------------------------------------
                                                                 2001                2002                 2003
                                                           ----------------  --------------------  ----------------
Sales and Marketing Volumes (benchmark)
   (mmbbls)(1)
Nanhai Light (APPI(2) Tapis(3)).....................             32.2                  26.4                 20.4
Medium Grade (Daqing OSP(4))........................             57.1                  64.7                 69.6
Heavy Crude (APPI(2) Duri(5)).......................             37.4                  52.7                 60.2

Average Realized Prices (US$/bbl)(6)
Nanhai Light........................................         US$24.96              US$24.79             US$30.27
Medium Grade........................................            24.16                 25.92                29.45
Heavy Crude.........................................            21.01                 22.79                26.56

Benchmark Prices (US$/bbl)
APPI(2) Tapis(3) ...................................         US$24.99              US$25.49             US$29.59
Daqing OSP(4) ......................................            23.92                 24.95                28.94
APPI(2) Duri(5) ....................................            21.26                 21.94                25.46
ICP(7) Cinta(8).....................................               --                 24.08                28.04
ICP Widuri(9).......................................               --                 24.08                28.05

West Texas Intermediate (US$/bbl)...................         US$25.89              US$26.16             US$31.07

______________
(1) Includes the sales volumes of us and our foreign partners under production sharing contracts.
(2)  Asia petroleum price index.
(3)  Tapis is a light crude oil produced in Malaysia.
(4) Daqing official selling price. Daqing is a medium crude oil produced in northeast China.
(5)  Duri is a heavy crude oil produced in Indonesia.
(6) Includes the average realized prices of us and our foreign partners under production sharing contracts.
(7)  Indonesian crude price.
(8) Cinta is a medium crude oil produced in Indonesia and was not a relevant benchmark for our crude oil sales prior to the acquisition of the Indonesian subsidiaries in 2002.
(9) Widuri is a medium crude oil produced in Indonesia and was not a relevant benchmark for our crude oil sales prior to the acquisition of the Indonesian subsidiaries in 2002.

     The international benchmark crude oil price, West Texas Intermediate, was US$32.47 per barrel as of December 31, 2003 and US$38.48 per barrel as of June 10, 2004.
     Markets and Customers

     We sell most of our crude oil production in the PRC domestic market. We also sell to customers in South Korea, Japan, the United States and Australia, as well as to crude oil traders in the spot market. For the years ended December 31, 2001, 2002 and 2003, we sold approximately 79.9%, 85.1% and 73.5%, respectively, of our crude oil in the PRC, and exported approximately 20.1%, 14.9% and 26.5%, respectively.

     Most of our crude oil production sales in the PRC domestic market are to refineries and petrochemical companies that are affiliates of Sinopec, PetroChina and CNOOC, our controlling shareholder. Sales volume to Sinopec has been high historically because most of the PRC refineries and petrochemical companies were affiliates of Sinopec. After the restructuring of the PRC petroleum industry in July 1998, some refineries and petrochemical companies were transferred to PetroChina from Sinopec. For the years ended December 31, 2001, 2002 and 2003, sales to Sinopec were approximately 52.7%, 44.7% and 36.8%, respectively, and sales to PetroChina were approximately 13.8%, 7.7% and 7.7%, respectively, of total crude oil sales in the PRC domestic market. Together these two customers accounted for approximately 66.5%, 52.4% and 44.5%, respectively, of our total crude oil sales in the PRC domestic market. For further information about our sales to CNOOC-affiliated companies, please see note 26 to our consolidated financial statements attached to this annual report.

     In recent years, we have diversified our domestic client base by targeting companies not affiliated with Sinopec or PetroChina. These targeted companies typically are involved in bitumen processing, fuel blending and mixing, power generation and production of fertilizer feed stocks. We plan to continue our efforts to diversify our client base.

     The following table presents, for the periods indicated, our revenues sourced in the PRC and outside the PRC:

                                                                           Year ended December 31,
                                                           ------------------------------------------------------
                                                                 2001               2002                 2003
                                                           ---------------  -------------------  ----------------
                                                                       (Rmb in millions, except percentages)
Revenues sourced in the PRC.........................           18,105             22,781              25,416
Revenues sourced outside the PRC....................            2,715              3,593              15,534
                                                           ---------------  -------------------  ----------------
Total revenues......................................           20,820             26,374              40,950
                                                           ===============  ===================  ================
% of revenues sourced outside the PRC...............             13.0%              13.6%               37.9%


     Sales Contracts

     We sign sales contracts with customers for each shipment. Sales contracts are standard form contracts containing ordinary commercial terms such as quality, quantity, price, delivery and payment. All sales are made on free-on-board terms. PRC customers are required to make payments within 30 days after the shipper takes possession of the crude oil cargo at our delivery points. During the years ended December 31, 2001, 2002 and 2003, the accounts receivable turnover were approximately 32.3 days, 32.7 days and 47.5 days, respectively. Doubtful accounts provision during the years ended December 31, 2001, 2002 and 2003 were Rmb 10.7 million, nil and Rmb 1.5 million, respectively.

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

     Since 1989, the PRC government has adopted the following sliding scale of royalty payments of up to 3% of the annual gross production of natural gas:

Annual gross production                                         Royalty rate
------------------------------                                  ------------
Less than 2 billion cubic meters...........................         0.0%
2-3.5 billion cubic meters.................................         1.0%
3.5-5 billion cubic meters.................................         2.0%
Above 5 billion cubic meters...............................         3.0%

     We sell a large portion of our offshore China natural gas production to Hong Kong. The remaining offshore China natural gas production is sold to customers in mainland China. Of the 69.0 billion cubic feet of natural gas that we produced offshore China in the year ended December 31, 2003, 36.0 billion cubic feet was produced from the Yacheng 13-1 gasfield in the Western South China Sea. This field is governed by a production sharing contract we entered into with BP and Kufpec. We hold a 51% participating interest in this field. In December 1992, Castle Peak Power in Hong Kong signed a long-term gas supply contract under which it agreed to buy from the partners approximately
102.4 billion cubic feet of natural gas per year on a take-or-pay basis until 2015. Gas prices are quoted and paid in U.S. dollars. The payments are made in U.S. dollars on a monthly basis and are reconciled annually. Castle Peak Power purchased approximately 46.4% of our total offshore China natural gas production for the year ended December 31, 2003. Castle Peak Power is a 60/40 joint venture between ExxonMobil Energy Limited and CLP Power Hong Kong Limited, a public utility company in Hong Kong. We sold the remaining 53.6% of our total offshore China natural gas production in 2003 to PRC customers, including Hainan Fertilizer, Hainan Minsheng Gas, Hainan Power, Shanghai Gas, Jingxi Chemical, Xinao Gas, Tianjin Binhai Power and Tianjin Binhai Gas.

     The price of gas sold to the PRC market is determined by negotiations between us and the buyers based on market conditions. Contracts typically consist of a base price with provisions for annual resets and adjustment formulas which depend on a basket of crude prices, inflation and various other factors.

Procurement of Services

     We usually outsource work in connection with the acquisition and processing of seismic data, reservoir studies, well drilling services, wire logging and perforating services and well control and completion service to independent third parties or our affiliates.

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

     In line with the general progress of its economic reform programs, the PRC government has agreed to reduce import barriers as part of its WTO commitments. As a result of China joining the World Trade Organization as a full member on December 11, 2001, it is required to further reduce its import tariffs and other trade barriers over time, including with respect to certain categories of petroleum and crude oil. Notwithstanding China's WTO related concessions, crude and processed oil remain, for the time being, subject to restrictions on import rights and only certain designated state-owned enterprises may import crude and processed oil. Sinopec and PetroChina have received permission to import crude oil on their own. At present, foreign owned or foreign invested entities and other none-state-owned enterprises are subject to certain import quotas.

PRC Fiscal Regimes for Offshore Crude Oil and Natural Gas Activities

     We conduct exploration and production operations either independently or jointly with foreign partners under our production sharing contracts. The PRC government has established different fiscal regimes for crude oil and natural gas production from our independent operations and from our production sharing contracts.

     Royalties paid to the PRC government are based on our gross production from both independent operations and oil and gas fields under production sharing contracts. The amount of the royalties varies up to 12.5% based on the annual production of the relevant property. The PRC government has provided companies such as ours with a royalty exemption for up to one million tons, or seven million BOE, per year for our crude oil production and for up to 70.6 billion cubic feet, or 11.8 million BOE, per year for our natural gas production. The limits in these exemptions apply to our total production from both independent properties and properties under production sharing contracts. In addition, we pay production taxes to the PRC government equal to 5% of our crude oil and gas produced independently and 5% of our crude oil and gas produced under production sharing contracts.

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

     We cannot give any assurance that the fiscal regime outlined above will not change significantly in the future.

Production Sharing Contracts

     Offshore China

     When exploration and production operations offshore China are conducted through a production sharing contract, the operator of the oil or gas field must submit a detailed evaluation report and an overall development plan to CNOOC upon discovery of petroleum reserves. The overall development plan must also be submitted to a joint management committee established under the production sharing contract. After CNOOC confirms the overall development plan, CNOOC submits it to the State Development and Reform Commission for approval. After receiving the governmental approval, the parties to the production sharing contract may begin the commercial development of the petroleum field.

     As part of the reorganization in 1999, CNOOC transferred all of its economic interests and obligations under its then existing production sharing contracts to us and our subsidiaries. It also undertook to transfer its future production sharing contracts to us and our subsidiaries. As of December 31, 2003, we had 16 production sharing contracts in the production and development stage, and 25 contracts in the exploration stage.

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

Percentage of
annual gross            Allocation
production
----------------------  --------------------------------------------------------------------------------------
5.0%                    Production tax payable to the PRC government

0.0%-- 12.5%(1)         Royalty oil payable to the PRC government

50.0%-- 62.5%(1)        Cost recovery oil allocated according to the following priority:
                            recovery of current year operating costs by us and foreign partner(s);
                            recovery of earlier exploration costs by foreign partner(s);
                            recovery of development costs by us and foreign partner(s) based on participating interests;(3) and
                            any excess, distributed according to each partner's participating interest.(3)

32.5%(2)                Remainder oil allocated according to the following formula:
                           (1-X) multiplied by 32.5% represents share oil payable to the PRC government; and
                            X multiplied by 32.5% represents remainder oil distributed according to each partner's participating interest.(3)


______________
(1) Assumes annual gross production of more than four million metric tons, approximately 30 million barrels of oil. For lower amounts of production, the royalty rate will be lower and the cost recovery will be greater than 50.0% by the amount that the royalty rate is less than 12.5%.
(2) The ratio "X" is agreed in each production sharing contract based on commercial considerations and ranges from 8% to 100%.
(3) See "--Principal Oil and Gas Regions" for our participating interest percentage in each production sharing contract.


     The first 5.0% of the annual gross production is paid to the PRC government as production tax. The PRC government is also entitled to a royalty payment equal to the next 0% to 12.5% of the annual gross production based on the following sliding scale:

Annual gross production of oil(1)                               Royalty rate
-------------------------------------------------------------  ---------------
Less than 1 million tons.....................................        0.0%
1-1.5 million tons...........................................        4.0%
1.5-2.0 million tons.........................................        6.0%
2.0-3.0 million tons.........................................        8.0%
3.0-4.0 million tons.........................................       10.0%
Above 4 million tons.........................................       12.5%

______________
(1)  The sliding scale royalty for natural gas reaches a maximum at 3.0%.


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

     Abandonment Costs

     Any party to our production sharing contracts must give prior written notice to the other party or parties if it plans to abandon production of the oil or gas field within the contracted area. If the other party or parties agree to abandon production from the oil or gas field, all parties pay abandonment costs in proportion to their respective percentage of participating interests in the field. If we decide not to abandon production upon notice from a foreign partner, all of such foreign partner's rights and obligations under the production sharing contract in respect of the oil or gasfield, including the responsibilities for payment of abandonment costs, terminate automatically. We bear the abandonment costs if we decide to abandon production after an initial decision to proceed with production. In 2003, we incurred abandonment costs of approximately Rmb 167.3 million.

     Production Tax

     The PRC production tax rate on the oil and natural gas produced under production sharing contracts is currently 5%.

     Overseas

     In addition to our production sharing arrangements in the PRC, we also have interests in production sharing contracts and a technical assistance contract in Indonesia. Indonesian oil and gas activities are currently governed by Pertamina, the Indonesian state-owned oil and gas company founded in 1968. Under Indonesian law, Pertamina is currently the sole entity authorized to manage Indonesia's oil and gas resources on behalf of the Indonesian government and is empowered to enter into agreements with foreign and domestic companies. Pertamina became a limited liability company in 2003 pursuant to legislation enacted in 2001.

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

     The new Indonesian Oil and Gas Law, which came into force on November 23, 2001, stipulates a gas DMO, under which the contractor must sell up to 25% of its gas entitlement to the domestic market, although it is not clear at what price this gas must be sold. Production sharing contract parties have stated that they would prefer that this price be determined on the open market, and that it be recognized that if there are pre-existing gas sale agreements, or if the project produces LNG for export, the obligation to sell gas into the local market may not be feasible.

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

Geophysical Survey Agreements

     Historically, we conducted our exploration operations through geophysical survey agreements with leading international oil and gas companies as well as independently and through production sharing contracts. As of December 31, 2003, we were not a party to any geophysical survey agreements, but may enter such agreements in the future.

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

     As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, including the loss of wells, blowouts, pipeline leakage or other damage, certain costs of pollution control and physical damages on certain assets. Our insurance coverage includes oil and gas field properties and construction insurance, marine hull insurance, protection and indemnity insurance, drilling equipment insurance, marine cargo insurance and third party and comprehensive general liability insurance. We also carry business interruption insurance for Pinghu Field. In Indonesia, the operators of the production sharing contracts in which we participate are required by local law to purchase insurance policies customarily taken out by international petroleum companies. As of December 31, 2003, we paid an annual insurance premium of approximately Rmb 236 million to maintain our insurance coverage. We believe that our level of insurance is adequate and customary for the PRC petroleum industry and international practices. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs. See "Item 3--Key Information--Risk Factors--Risks relating to our business--Exploration, development and production risks and natural disasters affect our operations and could result in losses that are not covered by insurance."

     For the year ended December 31, 2003, we did not have any uninsured losses.

Research and Development

     During the three years ended December 31, 2001, 2002 and 2003, we used research and development services provided by CNOOC's affiliates, including CNOOC Research Center, as well as other international research entities. In July 2003, we established our own research center, CNOOC (China) Limited Research Center. We are developing more efficient and effective approaches to explore for new reserves. Our research efforts have focused on:

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

     During the three years ended December 31, 2001, 2002 and 2003, we paid approximately Rmb 109 million, Rmb 110 million and Rmb 56 million, respectively, to CNOOC Research Center for its provision of general research and development services.

     For further information regarding our agreement with the CNOOC Research Center, see "Item 7--Major Shareholders and Related Party
Transactions--Related Party Transactions--Categories of Connected
Transactions--Research and development services."

Regulatory Framework

     Government Control

     The PRC government owns all of China's petroleum resources and exercises regulatory control over petroleum exploration and production activities in China. We are required to obtain various governmental approvals, including those from the Ministry of Land and Resources, the State Administration for Environmental Protection, the State Development and Reform Commission and the Ministry of Commerce before we are permitted to conduct production activities. For joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including those from:

     o the Ministry of Land and Resources, for a permit for exploration blocks, an approval of a geological reserve report submitted through CNOOC and an exploration permit for the approved blocks;

     o the Ministry of Land and Resources or the State Development and Reform Commission to designate such blocks as an area for foreign cooperation;

     o the Ministry of Commerce for the production sharing contracts between CNOOC and the foreign enterprises;

     o the State Administration for Environmental Protection for an environmental impact report submitted through CNOOC;

     o the State Development and Reform Commission for an overall development plan submitted through CNOOC; and

     o    the Ministry of Land and Resources, for an extraction permit.

     Although our sales are coordinated by the State Development and Reform Commission, historically we have been given flexibility to sell our crude oil based on the international spot price and to determine where we sell our crude oil.

     Since the conclusion of the meeting of the National People's Congress in March 2003, the PRC government has undergone substantial reform. It is believed that market-oriented reforms will continue.

     Special Policies Applicable to the Offshore Petroleum Industry in China

     Since the early 1980s, the PRC government has adopted policies and measures to encourage the development of the offshore petroleum industry. These policies and measures, which were applicable to CNOOC's operations prior to the reorganization, became applicable to our operations in accordance with an undertaking agreement between us and CNOOC. As approved by the relevant PRC government authorities, including the Ministry of Land and Resources and the Ministry of Commerce, these policies and measures have provided us with the following benefits:

     o the exclusive right to explore for, develop and produce petroleum offshore China in cooperation with international oil and gas companies and to sell this petroleum in China;

     o the flexibility to set our prices in accordance with international market prices and determine where to sell our crude oil, with only minimal supervision from the PRC government;

     o a favorable 5% production tax on the crude oil and natural gas we produce both independently and under production sharing contracts, rather than the 17% rate generally applicable to the independent production of domestic petroleum companies in China; and

     o production from one of our major gasfields, Yacheng 13-1, is exempt from the PRC royalties under an approval by the State Tax Bureau in May 1989 and the 5% production tax applicable to the oil and gas produced under other production sharing contracts in accordance with an approval by the Ministry of Finance in August 1985. Our natural gas revenues from Yacheng 13-1 for the five years ended December 31, 2003 represented approximately 10.4%, 6.7%, 7.3%, 5.6% and 3.6%, respectively, of our total oil and natural gas sales in those years.

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

     Environmental Regulation

     Our operations in China are required to comply with various PRC environmental laws and regulations administered by the central and local government environmental protection bureaus. We are also subject to the environmental rules introduced by the local PRC governments in whose jurisdictions our onshore logistical support facilities are located. The State Administration for Environmental Protection sets national environmental protection standards and local environmental protection bureaus may set stricter local standards.

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

     For the year ended December 31, 2003, we did not experience any incident of crude oil discharge.

     The PRC environmental laws do not currently require offshore petroleum developers to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields during the years ended December 31, 2001, 2002 and 2003 of approximately Rmb
90.4 million, Rmb 126.1 million and Rmb 167.3 million, respectively.

     Environmental protection and prevention costs and expenses in connection with the operation of offshore petroleum exploitation are covered under each individual production sharing contract. Environmental protection and prevention costs and expenses represented on average approximately 4% of our annual operating costs relating to projects constructed offshore China during the three years ended December 31, 2003. Each platform has its own environmental protection and safety staff responsible for monitoring and operating the environmental protection equipment. However, no assurance can be given that the PRC government will not impose new or stricter regulations which would require additional environmental protection expenditures.

     We are not currently involved in any environmental claims and believe that our environmental protection systems and facilities are adequate for us to comply with applicable national and local environmental protection regulations.

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

Employees and Employee Benefits

     During the years ended December 31, 2001, 2002 and 2003, we employed 1,081 persons, 2,047 persons and 2,447 persons, respectively. Our number of employees increased significantly in 2002 due to the acquisition of our interests in oil and gas projects in Indonesia during that year. Our number of employees increased in 2003 mainly due to the establishment of our research center, CNOOC (China) Limited Research Center, in July 2003. Of the 2,447 employees we employed as of December 31, 2003, approximately 71.35% were involved in petroleum exploration, development and production activities, approximately 8% were involved in accounts and finance work and the remainder were senior management, coordinators of production sharing contracts and safety and environmental supervisors. Workers for the operation of the oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

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

     All full-time employees in the PRC are covered by a government-regulated pension. The PRC government is responsible for the pension of these retired employees. We are required to contribute monthly approximately 5% to 22.5% of our employees' basic salaries, with each employee contributing 4% to 7% of his or her base salary for retirement. The contributions vary from region to region.

     Our Indonesian subsidiaries employ approximately 1,000 employees, including approximately 40 managerial staff and technicians. We provide employee benefits to expatriate staff that we believe to be in line with customary international practices. Our non-expatriate employees in Indonesia enjoy welfare benefits mandated by Indonesia labor laws.

     For further details regarding retirement benefits, see note 30 to our consolidated financial statements attached to this annual report.

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

     In 2002, we established a "System for Determining Accountability in the Event of a Major Production Accident," and implemented an "Evaluation System for Health, Safety and Environmental Protection." We also launched a "Safety Activity of the Month" program and, together with our production sharing contract partners, hired a foreign professional to conduct safety inspections on the helicopters used in our operations offshore China.

     In 2003, we further refined our HSE management requirements in order to enhance our HSE system. We completed our senior management review of all branches in China and CNOOC SES Ltd., established health management systems for our offshore crew members and set our crisis management procedures. Such procedures proved highly effective in withstanding the challenges during the SARS period in early 2003. During the year, we further strengthened safety management procedures for high risk activities such as those involving helicopter and diving operations. We also launched the International Association of Oil & Gas Producers (OGP) HSE management system as a commitment to the safety of our contractors. In addition, we have made significant progress in our application for the ISO14000 environmental management qualification for our offshore oil and gas fields during 2003. Qinhuangdao 32-6 oilfield and Wenchang oilfields have begun operating under a standardized environmental management system with proper documentation.

     In order to promote Bohai Bay oil spillage awareness, support the establishment of the Bohai Oil

Spillage Awareness Center and strengthen crisis management capabilities in offshore work sites, we took part in the "National Offshore Oil Spillage Awareness Plan" seminar organized by the State Oceanic Administration, and discussed with participating oil and gas companies issues relating to resource sharing and risk assessment in case of oil spillage in Bohai Bay.

     In accordance with changes to OSHA's statistical requirements, we revised our internal documentation procedures to keep abreast with OSHA's standard, which uses OGP reporting methods to record the differences and standards of particular incidents. We also adopted new OSHA and incident reporting forms in order to better meet the requirements of international associations such as OGP and API. We have been able to deliver working hour statistics and incident reports to investors and API on a quarterly basis.

     In 2003, we recorded no major fatalities, contaminations or any safety related liabilities that exceeded US$120,000 per incident. According to our OSHA statistics, we achieved an above-average rating as compared with major international oil companies.

Human Resources Development

     As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees' abilities for successful operations. We devote significant resources to training our technical employees. During 2003, we held 325 training workshops, which were attended by 6,980 participants. To ensure the smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain management and technical talents. We have adopted three stock option schemes for our senior management since February 4, 2001, and granted options under each of the schemes. In 2003, in line with our development strategy, we carried out a systematic and in-depth review of our recruitment and remuneration system with a view to reforming and strengthening our internal human resources system. During the year, we established an employee performance evaluation system, which aims at linking the individual's development objectives with our operating targets. In connection with the new employee performance evaluation system, we also conducted an advanced management training for senior management and a management technique training for mid-level managers.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements, selected historical consolidated financial data and operating and reserves data, in each case together with the accompanying notes, contained in this annual report. Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain material respects from U.S. GAAP. Note 37 to our consolidated financial statements attached to this annual report provides an explanation of our reconciliation to U.S. GAAP of net income and shareholders' equity. Certain statements set forth below constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. See "Forward-Looking Statements." On June 6, 2002, we terminated our engagement with Arthur Andersen & Co, our independent public accountants prior to such date. For a discussion of the change of accountants, see "--Change of Accountants" and "Item 3--Key Information--Risk Factors-- Risks relating to our business--You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to December 31, 2001, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen."

Overview

     We are an oil and gas company engaged in the exploration, development, production and sales of crude oil and natural gas primarily offshore China. We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration production activities with international oil and gas companies offshore China. As of December 31, 2003, we had estimated net proved reserves of 2,128.5 million BOE, comprised of 1,436.1 million barrels of crude oil and condensate and 4,154.4 billion cubic feet of natural gas. For the year 2003, our net production averaged 306,464 barrels per day of crude oil, condensate and natural gas liquids and 291.0 million cubic feet per day of natural gas, which together totaled 356,729 BOE per day.

     Our revenues and profitability are largely determined by our production volume and the prices we charge for our crude oil and natural gas, as well as the costs of our exploration and development activities. Although crude oil prices depend on various market factors and have been volatile historically, our production volume has increased steadily over the past few years.

     The following table sets forth our net production of crude oil, condensate and natural gas liquids and net income for the periods indicated.

                                                                          Year ended December 31,
                                                        ----------------------------------------------------------
                                                          1999         2000        2001       2002         2003
                                                        ---------  -----------  ----------  ---------  -----------
Net production of crude oil, condensate and
  natural gas liquids (BOE/day).....................     174,745      206,347    228,874     298,625      306,464
Net production of natural gas (mmcf/day)............       204.4        197.9      195.0       272.6        291.0
Net income (Rmb in millions)........................     4,111.1     10,296.6    7,957.6     9,232.8     11,535.5

     We sell 44.5% of our crude oil production in 2003 to customers affiliated with Sinopec or PetroChina in the PRC domestic market. We sell 46.4% of our natural gas production offshore China in 2003 to Castle Peak Power Company Limited under a long-term take-or-pay contract.

     For a further description of these factors and certain other factors affecting our financial performance, see "Item 3--Key Information--Risk Factors."

     Relationship with CNOOC

     Prior to the October 1999 reorganization of CNOOC, we did not exist as a separate legal entity and our business and operations were conducted by CNOOC and its various affiliates. In connection with the reorganization, CNOOC's oil and gas exploration, development, production and sales business and operations conducted both inside and outside China were transferred to us. See "Item 4--Information on the Company--History and Development--Corporate Structure," "Item 7--Major Shareholders and Related Party Transactions" and note 26 to our consolidated financial statements attached to this annual report.

     Before the reorganization, certain PRC subsidiaries of CNOOC provided various materials, utilities and ancillary services for CNOOC's exploration and production activities. In connection with the reorganization, we entered into various agreements under which we continued to use various services and properties provided by these CNOOC subsidiaries. These agreements include: (i) a materials, utilities and ancillary services supply agreement; (ii) technical service agreements; (iii) agreements for the sale of crude oil, condensate oil and liquefied petroleum gas; (iv) various lease agreements with other affiliates of CNOOC for office and residential premises used by us; and (v) a research and development services agreement with CNOOC Research Center for the provision of general geophysical exploration services, comprehensive exploration research services, information technology services and seismic study. We have renewed these agreements on substantially the same terms. In 2002, CNOOC consolidated most of its oilfield services operations and established China Oilfield Services Limited. This CNOOC affiliate now provides most of the technical services to us.

     For a description of the services provided under these agreements, see "Item 7--Major Shareholders and Related Party Transactions."

     Acquisitions and Overseas Activities

     On January 1, 2003, we acquired BP Muturi Limited, which owned a 44.0% interest in the Muturi production sharing contract offshore Indonesia, and BP Wiriagar Limited's 42.4% interest in the Wiriagar production sharing contract offshore Indonesia for a total consideration of approximately US$275 million. The Muturi production sharing contract and Wiriagar production sharing contract, together with the Berau production sharing contract, make up the Tangguh LNG project. Our interests in these production sharing contracts represented approximately 12.5% of the total reserves and upstream production of the Tangguh LNG project. On May 13, 2004, we completed our acquisition of an additional 20.767% interest in the Muturi production sharing contract from the BG Group. As a result, our interests in these production sharing contracts now represent 16.96% of the total reserves and upstream production of the Tangguh LNG project. The remaining interests are held by BP Berau, BP Muturi, BP Wiriagar, MI Berau, Nippon, BG, KG Berau, KG Wiriagar and Indonesia Natural Gas Resources Muturi. The Tangguh LNG project is a greenfield project located offshore Indonesia and represents one of the largest natural gas projects in Asia.

     In connection with our acquisition of interests in the Tangguh LNG project, the partners in the Tangguh LNG project entered into a conditional 25-year supply contract to provide beginning in 2007 up to 2.6 million tonnes of liquefied natural gas per year to a liquefied natural gas terminal project in Fujian Province, China. In addition, we entered into a repurchase agreement whereby put options and call options are granted to us and the sellers, respectively, to sell or to repurchase the interests in the above-mentioned PSCs. The options are exercisable if:

     o the LNG supply contract is terminated due to the non-satisfaction of the conditions precedent to the LNG supply contract on or before December 31, 2004; or

     o the LNG supply contract is otherwise legally ineffective on or before December 31, 2004.

     The exercise prices of the options are determined based on the original consideration paid plus adjustments stipulated in the repurchase agreement.

     In July 2003, we increased our interest in Qinhuangdao 32-6, a PSC oilfield in Bohai Bay, from 51% to 75.5% by acquiring the 24.5% interest from BP China Exploration and Production Company for a cash consideration of US$150 million, plus working capital adjustments.

     In July 2003, we acquired the remaining 49% interest in Liuhua 11-1, a PSC oilfield in Eastern South China Sea, from BP China Exploration and Production Company and Kerr-McGee China Petroleum Limited, for a total cash consideration of US$40 million, plus working capital adjustments.

     In 2003, we invested Rmb 450 million in the equity interest of CNOOC Finance Corporation Limited, or CNOOC Finance, a subsidiary of our controlling shareholder, CNOOC. Our investment represented 31.8% of the registered capital of CNOOC Finance.

     In May, 2003, we entered into a purchase agreement with the partners of the North West Shelf natural gas project for the acquisition of output and reserves interest of its upstream oilfields. We also agreed to acquire a 25% interest in the China LNG joint venture to be established by the North West Shelf project partners to supply liquefied natural gas from the North West Shelf project to a liquefied natural gas terminal currently being developed by CNOOC, our controlling shareholder, and various partners in Guangdong Province, China. The acquisition price for this project was US$348 million. Our estimated share of reserves from this project would be approximately 1.2 trillion cubic feet of natural gas. Our share of natural gas together with associated liquids would be approximately 210 million BOE. Woodside Petroleum is the operator for the project. See "Item 4--Information on the Company--Business Overview--Natural Gas Business--Overseas Activity."

     On October 24, 2003, we entered into an agreement with the joint venture participants of the Gorgon natural gas project in Australia based on a memorandum of understanding previously entered into with them. We agreed to acquire certain interest in the Gorgon natural gas project.

     Production Sharing Contracts Offshore China

     We conduct a significant amount of our offshore China oil and gas activities through production sharing contracts with international oil and gas companies. Under these production sharing contracts, our foreign partners are required to bear all exploration costs during the exploration period. The parties to the contracts may recover exploration costs after commercial discoveries are made and production begins. The amount of exploration costs recoverable is derived from a production sharing formula set forth in each contract. Our production sharing contracts provide us with the option to take a participating interest in properties covered by the production sharing contracts which we may exercise after the foreign partners have made viable commercial discoveries. The foreign partners retain the remaining participating interests. We and the foreign partners fund our development and operating costs according to our respective participating interests. Based on a formula contained in the applicable contract, we are entitled to allocate specified amounts of the annual gross production of petroleum from those producing fields. See "Item 4--Information on the Company--Business Overview--Production Sharing Contracts--Offshore China--Production Sharing Formula."

     Before we exercise our option to take the 51% participating interest in a production sharing contract, we do not account for the exploration costs incurred, as these costs were incurred by our foreign partners. After we exercise the option to take a participating interest in a production sharing contract, we account for the oil and gas properties using the "proportional method" under which we recognize our share of development costs, revenues and expenses from such operations based on our participating interest in the production sharing contracts. See note 5 to our consolidated financial statements attached to this annual report.

     The foreign partners have the right to either take possession of their petroleum for sale in the international market or sell their petroleum to us for resale in the PRC market. See "Item 4--Information on the Company--Business Overview--Production Sharing Contracts--Offshore China." For the years ended December 31, 2001, 2002 and 2003, the percentage of foreign partners' oil that was resold by us in the PRC market amounted to approximately 57%, 50% and 69%, respectively. The foreign partners sold the remaining portion of their oil in the international markets.

     As described above, production of crude oil and natural gas is allocated among us, our foreign partners and the PRC government according to a formula contained in the production sharing contracts. We have excluded the government's share oil from net sales in our historical consolidated financial statements. Since our historical consolidated financial statements already exclude the government's share oil from our net sales figure, we do not expect any future share oil payments to affect our results of operations or operating cash flows differently than the effects reflected in our historical consolidated financial statement. For information regarding the historical amounts of government share oil payable to the government, see note 7 to our consolidated financial statements attached to this annual report. For information regarding treatment of the PRC government's share oil, see "Item 4--Information on the Company--Business Overview--Production Sharing Contracts--Offshore China--Production Sharing Formula."

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

     Production from Independent Operations offshore China versus Production from Production Sharing Contracts offshore China

     Historically we have cooperated with foreign partners under production sharing contracts, which have provided us with the expertise to undertake our independent operations more effectively. The percentage of our net production arising from independent operations offshore China was 58.4%, 53.9% and 52.7% for the years ended December 31, 2001, 2002 and 2003, respectively. Although we will continue to focus on independent operations, we plan to continue seeking appropriate opportunities to cooperate with foreign partners under production sharing contracts.

     Provision for dismantlement

     Prior to 2002, we estimated future dismantlement costs for our oil and gas properties and accrued the costs over the economic lives of the assets using the unit-of-production method. We estimated future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal and external engineers after taking into consideration the anticipated method of dismantlement required in accordance with then current legislation and industry practice. In 2002, we changed the method of accounting for the provision for dismantlement in compliance with Hong Kong Statement of Standard Accounting Practice or HK SSAP 28, "Provisions, contingent liabilities and contingent assets." HK SSAP 28 requires the provision to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalized and the liability is discounted and accretion expense is recognized using the credit adjusted risk-free rate in effect when the liability is initially recognized. The dismantlement costs for the years ended December 31, 2001, 2002 and 2003 were Rmb 90.4 million, Rmb 126.1 million and Rmb 167.3 million, respectively. The accrued liability is reflected in our consolidated balance sheet under "provision for dismantlement." See notes 3 and 27 to our consolidated financial statements attached to this annual report.

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

     Allowances for Doubtful Accounts

     We evaluate our accounts receivable by considering the financial condition of our customers, their past payment history and credit standing and other specific factors, including whether the accounts receivable in question are under dispute. We make provisions for accounts receivable when they are overdue for six months and we are concerned about our ability to collect them. For the years ended December 31, 2001, 2002 and 2003, allowances for doubtful accounts were not material in the context of total operating expenses and did not have a material effect on our results of operations or financial condition.

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

     o dismantlement, exploration expenses and impairment losses related to property, plant and equipment; and

     o    exchange gains or losses.

     EBITDE is not a standard measure under either U.S. or Hong Kong GAAP. For instance, it excludes our dismantlement and exploration expenses that may require cash settlement upon occurrence or subject to provisioning. For dismantlement costs, we are required under Hong Kong GAAP to make provision for our dismantlement expenses and settle at the time of dismantlement. See "--Provision for dismantlement" above. For exploration costs, we are required to expense or accrue such costs on basis of whether the exploration was successful under our successful efforts method of accounting for exploration. However, we believe the investor community commonly uses this type of financial measure to assess the operating performance of oil and gas companies like us and the ability of such companies to service debt obligations and meet capital expenditure and working capital requirements.

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

     The following table reconciles our net income under U.S. GAAP to our definition of EBITDE for the periods indicated.

                                                                        Year ended December 31,
                                                     ---------------------------------------------------------------
                                                       1999       2000      2001       2002       2003      2003
                                                     ---------------------------------------------------------------
                                                        Rmb       Rmb        Rmb        Rmb       Rmb        US$
                                                                              (in millions)
Net Income......................................         4,113    10,302      7,920      9,086    11,980      1,447
  Tax ..........................................           722     1,926      3,048      3,482     4,628        559
  Interest and exchange gain/(loss), net........         1,000     (143)      (436)        261       178         22
  Depreciation, depletion and amortization......         2,371     2,573      2,558      4,011     4,634        560
  Dismantlement costs...........................           177       104         90        323     (270)       (33)
  Exploration expenses..........................           247       553      1,039      1,318       848        102
  Impairment losses related to property, plant
    and equipment...............................            --        --        100         --        --         --
                                                     ---------------------------------------------------------------
EBITDE..........................................         8,630    15,315     14,319     18,481    21,999      2,657
                                                     ---------------------------------------------------------------

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

     The following table reconciles our cash provided by operating activities under U.S. GAAP to our definition of EBITDE for the periods indicated.

                                                                              Year ended December 31,
                                                              --------------------------------------------------------
                                                               1999      2000     2001      2002     2003      2003
                                                              --------------------------------------------------------
                                                                Rmb      Rmb       Rmb      Rmb       Rmb      US$
                                                                                   (in millions)




Cash provided by operating activities........................   7,323    13,233   11,759    14,597   17,819     2,152
  plus/(less): movements in working capital..................     164       326     (583)        4      275        33
  plus/(less): returns on investments and servicing of
  finance....................................................     651       317    (346)     (181)    (191)      (23)
  plus: taxation paid........................................     198       880    2,611     2,846    3,515       425
  plus: short-term investment income.........................      --        --      221       193      123        15
  plus/(less): recovery (provision) for doubtful debts.......       5        58        5        --       --        --
  plus: share of profit of an associate......................      13       218       90       165      220        27
  plus/(less): gain on sale/loss on disposals and write-off
  of property, plant and equipment...........................      --      (220)    (457)     (437)    (438)      (53)
  other adjustments..........................................      29       (50)      23       (12)      --        --
  less: amortization of discount of long-term guaranteed notes     --        --       --        --      (11)       (1)
  plus or less: realized and unrealized holding gains from
  available-for-sale marketable securities...................      --        --      (43)      (10)      (6)       (1)
  less: recognition of stock compensation cost under U.S.          --        --       --        --       38         5
  GAAP
  plus: exploration expenses.................................     247       553    1,039     1,318      848       102
                                                              --------------------------------------------------------
EBITDE.......................................................   8,630    15,315   14,319    18,483   22,128     2,677
                                                              --------------------------------------------------------

     You should not consider our definition of EBITDE in isolation or construe it as an alternative to net income, operating cash flows or any other measure of performance or as an indicator of operating performance, liquidity or any other standard measure under either U.S. or Hong Kong GAAP. Our definition of EBITDE fails to account for taxes, interest expenses, other non-operating cash expenses and exploration and dismantlement expenses. EBITDE also does not consider any functional or legal requirements of our business that may require us to allocate funds for purposes other than debt service or exploration and development activities. Our EBITDE measures may not be comparable to similarly titled measures used by other companies.

Critical Accounting Policies

     We prepare our consolidated financial statements in accordance with Hong Kong GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of our assets and liabilities, the disclosure of our contingent assets and liabilities as of the date of our financial statements and the reported amounts of our revenues and expenses during the periods reported. Management makes these estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following significant accounting policies may involve a higher degree of judgment in the preparation of our consolidated financial statements. For additional discussion of our significant accounting policies, see note 3 to our consolidated financial statements attached to this annual report.

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

     Deferred Tax

     Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

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

Results of Operations

     Overview

     The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

                                                                         Year ended December 31,
                                                ----------------------------------------------------------------------
                                                       2001                      2002                    2003
                                                ----------------------  ----------------------  ----------------------
                                                   (Rmb in millions, except percentages, production data and prices)
Revenues:
Oil and gas sales: (1)
   Crude oil...........................            15,916       76.4%     21,498       81.5%      25,792       63.0%
   Natural gas.........................             1,645        7.9       2,281        8.7        2,325        5.7
                                                -----------  ---------  ----------  ----------  ----------  ----------
   Total oil and gas sales.............            17,561       84.3%     23,779       90.2%      28,117       68.7%

Marketing revenues.....................             2,537       12.2%      2,377        9.0%      12,398       30.3%
Other income...........................               722        3.5         217        0.8          435        1.1
                                                -----------  ---------  ----------  ----------  ----------  ----------
   Total revenues......................            20,820      100.0%     26,374      100.0%      40,950      100.0%
                                                ===========  =========  ==========  ==========  ==========  ==========

Net production (million BOE):
Crude oil..............................              83.5       87.5%      109.0       86.2%       111.9       85.9%
Natural gas............................              11.9       12.5        17.5       13.8         18.3       14.1
                                                -----------  ---------  ----------  ----------  ----------  ----------
   Total net production................              95.4      100.0%      126.5      100.0%       130.2      100.0%
                                                ===========  =========  ==========  ==========  ==========  ==========

Average net realized prices:
   Crude oil (per bbl).................           US$23.34               US$24.35                          US$28.11
   Natural Gas (per mcf)...............               3.08                   2.98                              2.87


______________
(1)  These figures do not include our revenues from the Pinghu gasfield.

     The following table sets forth, for the periods indicated, certain income and expense items in our consolidated income statements as a percentage of total revenues:


                                                                               Year ended December 31,
                                                                   ----------------------------------------------
                                                                       2001            2002             2003
                                                                   -------------  ---------------  --------------
Operating Revenues:
     Oil and gas sales.......................................            84.3%           90.2%            68.7%
     Marketing revenues......................................            12.2             9.0             30.2
     Other income............................................             3.5             0.8              1.1
                                                                   -------------  ---------------  --------------
         Total revenues......................................           100.0%          100.0%           100.0%
                                                                   =============  ===============  ==============
Expenses:
     Operating expenses......................................           (11.2)%         (14.3)%          (11.0)%
     Production taxes........................................            (4.2)           (3.9)            (3.0)
     Exploration costs.......................................            (5.0)           (5.0)            (2.1)
     Depreciation, depletion and amortization................           (12.3)          (15.2)           (11.3)
     Dismantlement ..........................................            (0.4)           (0.5)            (0.7)




     Crude oil and product purchases.........................           (11.8)           (8.8)           (30.04)
     Selling and administrative expenses.....................            (3.0)           (3.8)            (3.1)
     Other...................................................            (3.0)           (0.1)            (0.9)
                                                                   -------------  ---------------  --------------
                                                                        (50.9)%         (51.6)%          (61.7)%
                                                                   -------------  ---------------  --------------

Interest income..............................................             1.5%            0.5%             0.4%
Interest expenses............................................            (0.5)           (1.1)            (0.9)
Exchange gain (loss), net....................................             1.1            (0.4)            (0.0)
Short term investment income.................................             1.1             0.7              0.3
Share of profit of an associate..............................             0.4             0.6              0.5
Non-operating profit (loss), net.............................             0.2            (0.3)             0.8
                                                                   -------------  ---------------  --------------
Income before tax............................................            52.9            48.4             39.5
Tax..........................................................           (14.6)          (13.4)           (11.3)
                                                                   -------------  ---------------  --------------
Net income...................................................            38.3%           35.0%            28.2%
                                                                   =============  ===============  ==============

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

     2003 versus 2002

     Consolidated Net Profit

     Our consolidated net income after tax was Rmb 11,535.5 million (US$1,393.6 million) in 2003, an increase of Rmb 2,302.7 million (US$278.2 million), or 24.9% from Rmb 9,232.8 million in 2002.

     Revenue

     Our oil and gas sales for the year 2003 were Rmb 28,116.8 million (US$3,396.9 million), an increase of Rmb 4,337.5 million (US$524.0 million), or 18.2% from Rmb 23,779.3 million in 2002. The increase primarily reflects the rise in global crude oil prices and our production level. In 2003, as a result of the commencement of production in our new oil and gas properties as well as our successful acquisition of a portion of interests in Liuhua 11-1 and Qinhuangdao 32-6, our production volume increased compared to 2002. The average net production volume per day was 356,729 barrels in 2003, compared to 346,639 barrels in 2002, an increase of 3%. In 2003, with the higher-than-expected oil price, our Indonesian oil and gas operations had a lower-than-expected net production volume based on the Indonesian oil production sharing contract, which affected the production volume growth. Our crude oil sales prices are determined in accordance with international crude oil prices. The international oil price in 2003 rose sharply compared with 2002. The average realized price for our crude oil was US$28.11 per barrel in 2003, an increase of US$3.76, or 15.4% from US$24.35 per barrel in 2002. The average realized price of natural gas was US$2.87 per thousand cubic feet in 2003, a decrease of US$0.11, or 3.7%, from US$2.98 per thousand cubic feet in 2002. The decrease was due to the lower natural gas price of our Indonesian properties and the Dongfang gasfield.

     In 2003, our net marketing profit, which were derived from marketing revenue less purchase cost of crude oil and oil products, were Rmb 103.4 million (US$12.5 million), an increase of Rmb 52.3 million (US$6.3 million), or 102.3%, from Rmb 51.1 million in 2002. Since we are one of the three companies that have the right to sell crude oil in China, upon request by our production sharing contract partners, we may purchase the oil of these partners for sale in China. However, the amount of oil we may sell in China depends on our foreign partners and, therefore, we cannot control the amount of crude oil that we are able to sell for any specific period.

     Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2003, the total other income was Rmb 84.5 million (US$10.2 million), a decrease of Rmb 101.7 million (US$12.3 million) from Rmb 186.2 million in 2002, resulting primarily from the decrease in project management fees.

     Expenses

     Operating expenses. Our operating expenses were Rmb 4,512.8 million (US$545.2 million) in 2003, an increase of Rmb 737.5 million (US$89.1 million), or 19.5%, from Rmb 3,775.3 million in 2002. The increase primarily resulted from operating expenses in connection with the Indonesian oil and gas properties, which were based on a full year's consolidated accounts as compared to the nine months contributions in 2002, and the commencement of operations in new properties. Operating expenses were

Rmb 35.1 (US$4.25) per BOE in 2003, which were higher than operating expenses of Rmb 30.3 per BOE in 2002. The increase was, on the one hand, attributable to the higher operating expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the higher-than-expected oil price and lower net production, and its increased weighting in us on an annual production basis. On the other hand, the natural diminishing in old oilfield production and the higher maintenance cost also resulted in the slight increase in unit cost.

     Production taxes. Our production taxes for the year 2003 were Rmb 1,238.6 million (US$149.6 million), an increase of 21.1%, or Rmb 215.6 million (US$26.0 million) from Rmb 1,023.0 million in 2002. The increase was due to increase in oil and gas sales in 2003.

     Exploration costs. Our exploration costs for the year 2003 were Rmb 848.1 million (US$102.5 million), a decrease of Rmb 470.2 million (US$56.8 million), or 35.7%, from Rmb 1,318.3 million in 2002. The decrease primarily resulted from a higher successful rate of exploration and drilling activities.

     Depreciation, depletion and amortization expenses. Our depreciation, depletion and amortization expenses for 2003 were Rmb 4,642.8 million (US$560.9 million), an increase of Rmb 623.3 million (US$75.3 million), or 15.5%, from Rmb 4,019.5 million in 2002. On a unit of production basis, depreciation, depletion and amortization expenses for the year 2003 were Rmb
36.2 (US$4.37) per BOE, an increase of 12.0% compared to Rmb 32.3 per BOE in 2002. The primary reason for the increase was the higher weighting for Indonesian oil and gas properties, which had a higher amortization cost, and the increase in amortization cost resulted from the reserve adjustment of some old fields.

     Dismantlement costs. Our dismantlement costs for the year 2003 were Rmb
167.3 million (US$20.2 million), an increase of Rmb 41.2 million (US$5.0 million) from Rmb 126.1 million in 2002. The increase was primarily due to the increased dismantlement costs resulting from the commencement of production at new oil and gas properties. On a unit production basis, our dismantlement costs were Rmb 1.3 (US$0.16) per BOE, an increase of 30.0% compared to Rmb 1.0 per BOE in 2002. The increase was primarily due to an upward revision of the estimated dismantlement costs and the increase in dismantlement costs resulting from the reserve adjustment of some old fields.

     Selling and administrative expenses. Our selling and administrative expenses for the year 2003 were Rmb 1,212.5 million (US$146.5 million), an increase of Rmb 206.0 million (US$24.9 million), or 20.5%, from Rmb 1,006.5 million in 2002. The primary reason for the increase was the selling and administrative expenses incurred in connection with the Indonesian oil and gas properties. On a unit of production basis, selling and administrative expenses were Rmb 9.4 (US$1.14) per BOE in 2003, an increase of 16.0% from Rmb 8.1 per BOE in 2002. The increase was primarily attributable to the higher selling and administrative expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the higher-than-expected oil price and lower net production, and its increased weighting in us on an annual production basis. Our selling and administrative expenses in China in 2003 were Rmb 6.6 (US$0.8) per BOE, in line with the previous year.

     Net interest expenses/income

     Our net interest expense for 2003 was Rmb 171.4 million (US$20.7 million), in line with the net interest expense of Rmb 146.9 million in 2002.

     Exchange Gain/Loss, net

     Our exchange loss for 2003 was Rmb 6.7 million (US$0.8 million), a decrease of Rmb 107.1 million (US$12.9 million) when compared with an exchange loss of Rmb 113.8 million in 2002. The loss in 2002 was mainly attributable to exchange rate fluctuations related to our yen-denominated loans. Since we have prepaid a large portion of yen-denominated loans on December 27, 2002, and the outstanding amount of our yen-denominated loans is hedged using foreign currency swaps, we do not expect similar exchange gains or losses for that portion. Therefore, the exchange gain or loss this year was primarily attributable to the exchange gain generated from day-to-day operating activities.

     Short Term Investment Income

     Our short term investment income for 2003 was Rmb 123.5 million (US$14.9 million), a decrease of Rmb 69.8 million (US$8.4 million) or 36.1% from Rmb
193.3 million in 2002. The decrease was primarily due to a decline in short term investment return in 2003.

     Share of Profit of an Associate

     Our share of profit of an associate for the year 2003 was Rmb 220.3 million (US$26.6 million), an increase of Rmb 54.9 million (US$6.6 million), or 33.2%, from Rmb 165.4 million in 2002. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited, our associated company. This company experienced an increase of profit in 2003 resulting from an increase in output and oil prices.

     Non-operating Income/Expenses, Net

     Our net non-operating income for the year 2003 was Rmb 315.0 million (US$38.1 million), compared to non-operating expense for the year 2002 of Rmb
71.4 million. In 2003, the net non-operating income was mainly due to the tax refund from re-investment.

     Tax

     Our taxation for the year 2003 was Rmb 4,627.8 million (US$559.1 million), an increase of Rmb 1,086.4 million (US$131.3 million) or 30.7% from Rmb 3,541.4 million in 2002. The primary reason for the increase was the increase in profit before tax. The effective tax rate for 2003 was 28.6%, slightly higher than the effective rate of 27.7% in 2002.

     2002 versus 2001

     Our oil and gas sales for the year 2002 were Rmb 23,779.3 million, an increase of Rmb 6,218.5 million, or 35.4%, from Rmb 17,560.8 million in the year 2001. The increase primarily reflects the rise in our production level, as well as the increase in global crude oil prices during 2002. Of the increase in oil and gas sales, Rmb 5,417.0 million was attributable to our increased production volume, while Rmb 801.5 million was attributable to the rise in crude oil prices. In 2002, as a result of the commencement of production in our new oil and gas properties as well as our successful acquisition of overseas oil and gas properties, our production volume increased significantly compared to 2001. Our net production level in 2002 increased by 33% compared to the same period in 2001, one of the highest growth years in our history. The net crude oil and condensate production volume per day was 298,625 barrels in 2002, compared to 228,873 barrels in 2001, an increase of 30.5%. Our Indonesian oil and gas operations accounted for 15% of the increase in our production volume. Production volume increases offshore China primarily resulted from the commencement of production at our new oil and gas properties, including new platforms in Suizhong 36-1 (Phase
II), Qinhuangdao 32-6, Wenchang 13-1 and Wenchang 13-2. Our daily average production for natural gas in 2002 was 272.6 million cubic feet, an increase of 77.6 cubic feet, or 39.8%, from 195.0 million cubic feet in 2001. The increase was primarily attributable to contributions from our Indonesian operations. Our crude oil sales prices are determined in accordance with international crude oil prices. The average realized price for our crude oil was US$24.35 per barrel in 2002, an increase of US$1.01, or 4.3%, compared to US$23.34 per barrel in 2001. The average realized price of natural gas was US$2.98 per thousand cubic feet in 2002, a decrease of US$0.10, or 3.2%, from US$3.08 per thousand cubic feet in 2001. The decrease was due to the lower realized price of natural gas from our Indonesian properties relative to the realized price of natural gas from our offshore China properties.

     Our marketing revenues in 2002 were Rmb 2,377.5 million, a decrease of Rmb 159.5 million, or 6.3%, from Rmb 2,537.0 million in 2001.

     Our other income, reported on a net basis in 2002, was Rmb 217.1 million and consisted primarily of project management and handling fees. This was at a similar level to 2001. In 2001, our other income on a net basis was Rmb 203.7 million, which was derived from our other income of Rmb 721.7 million less corresponding costs of Rmb 517.9 million.

     Our operating expenses were Rmb 3,775.3 million in 2002, an increase of Rmb 1,446.2 million, or 62.1%, from Rmb 2,329.1 million in 2001. The increase primarily resulted from operating expenses in connection with the Indonesian oil and gas properties and the commencement of operations in new properties offshore China. The operating expenses for the Indonesian oil and gas properties were Rmb 1,237.8 million in 2002. On a unit of production basis, operating expenses were Rmb 30.3 per BOE in 2002, which were higher than operating expenses of Rmb 24.9 per BOE in 2001. The increase was largely attributable to the higher operating expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the different fiscal regime applicable to Indonesia. Our operating expenses excluding Indonesia in 2002 were Rmb 23.6 per BOE.

     Our production taxes for the year 2002 were Rmb 1,023.0 million, an increase of 15.8%, or Rmb 139.2 million from Rmb 883.8 million in 2001. The increase was due to an increase in sales revenues in 2002.

     Our exploration costs for the year 2002 were Rmb 1,318.3 million, an increase of Rmb 279.0 million, or 26.8%, from Rmb 1,039.3 million in 2001. The increase primarily resulted from a higher level of exploration activities.

     Our depreciation, depletion and amortization expenses for 2002 were Rmb 4,019.5 million, an increase of Rmb 1,452.6 million, or 56.6%, from Rmb 2,566.9 million in 2001. On a unit of production basis, depreciation, depletion and amortization expenses for the year 2002 were Rmb 32.3 per BOE, an increase of 17.5% compared to Rmb 27.5 per BOE in 2001. The primary reason for the increase was the newly acquired Indonesian oil and gas properties, and the commencement of production at new oil and gas properties offshore China.

     Our dismantlement costs for the year 2002 were Rmb 126.1 million, an increase of Rmb 35.7 million, or 39.5%, from Rmb 90.4 million in 2001. The increase was primarily due to an upward revision of the estimated dismantlement costs and the commencement of production at new oil and gas properties offshore China.

     We had no impairment losses related to oil and gas assets in 2002.

     Our crude oil and product purchases for the year 2002 were Rmb 2,326.3 million, a decrease of Rmb 127.0 million, or 5.2%, from Rmb 2,453.3 million in 2001. We handle crude oil sales in China for our foreign partners. Upon their request, we purchase their share of crude oil for resale in China, since we are one of the only three companies authorized to market and sell crude oil in the PRC. We do not have control over our foreign partners' decisions regarding the sale of their share of production, and therefore have no control over the volume that we may be asked to handle in any particular period.

     Our selling and administrative expenses for the year 2002 were Rmb 1,006.5 million, an increase of Rmb 391.1 million, or 63.6%, from Rmb 615.4 million in 2001. On a unit of production basis, selling and administrative expenses were Rmb 8.1 per BOE in 2002, an increase of 22.7% from Rmb 6.6 per BOE in 2001. The primary reason for the increase was the Rmb 272.1 million selling and administrative expenses incurred in connection with the acquisition of Indonesian oil and gas properties and the commencement of production at the new oil and gas properties offshore China. Our selling and administrative expenses excluding Indonesia in 2002 were Rmb 6.8 per BOE.

     Our net interest expense for 2002 was Rmb 146.9 million, an increase of Rmb 348.0 million from a net interest income of Rmb 201.1 million in 2001. This increase was primarily due to interest expense associated with US$500 million guaranteed notes in 2002, which led to an increase in interest expense of Rmb 135.0 million. Further, the net interest expenses recognized under SSAP 28, which we adopted in 2002, relating to dismantlement costs were Rmb 77.9 million.

     Our exchange loss for 2002 was Rmb 113.8 million compared with an exchange gain of Rmb 235.4 million in 2001. The decrease was partly attributable to exchange rate fluctuations related to our Japanese yen-denominated loans in 2002. On December 27, 2002, we prepaid a sum of JPY 21,162 million in Japanese yen-denominated loans, after which our outstanding Japanese yen-denominated loans were JPY 1,357 million. Since the outstanding amount of our Japanese yen-denominated loans is hedged using foreign currency swaps, we do not expect similar exchange gains or losses in the future.

     Our investment income for 2002 was Rmb 193.3 million, a decrease of Rmb
27.4 million, or 12.4%, from Rmb 220.7 million in 2001. The decrease was primarily due to a decline in short-term interest rates in 2002.

     Our share of profit of an associate for the year 2002 was Rmb 165.4 million, an increase of Rmb 75.4 million, or 83.8%, from Rmb 90.0 million in 2001. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited, our associated company. This company experienced a decrease in its amortization cost resulting from an increase in exploitable reserves.

     Our non-operating loss for the year 2002 was Rmb 71.4 million, a decrease of Rmb 106.3 million from non-operating profit of Rmb 34.9 million in 2001, primarily due to the losses incurred in the disposal of certain assets in 2002.

     Our taxation for the year 2002 was Rmb 3,541.4 million, an increase of Rmb 493.2 million, or 16.2%, from Rmb 3,048.2 million in 2001. The primary reason for the increase was the increase in profit before tax. The effective tax rate for both 2001 and 2002 was 27.2%.

     Our consolidated net income after tax was Rmb 9,232.8 million in 2002, an increase of Rmb 1,275.2 million, or 16.0%, from Rmb 7,957.6 million in 2001.

B. LIQUIDITY AND CAPITAL RESOURCES

     The following table summarizes our cash flows for the periods presented:

                                                                              Year ended December 31,
                                                                  -----------------------------------------------
                                                                       2001             2002            2003
                                                                  --------------  ---------------  --------------
                                                                                 (Rmb in millions)
Cash provided by (used for):
   Operating activities.....................................          11,759           14,742          17,819
   Investing activities.....................................         (11,366)         (11,724)         (9,513)
   Financing activities.....................................           3,204           (1,573)          1,745
                                                                  --------------  ---------------  --------------
Net increase in cash and cash equivalents...................           3,597            1,445           6,561
                                                                  ==============  ===============  ==============

     Cash Provided by Operations

     Cash provided by operations in 2003 amounted to Rmb 17,818.7 million (US$2,152.8 million), an increase of Rmb 3,076.7 million (US$371.7 million), or 20.9%, from Rmb 14,742.0 million in 2002. In addition to an increase in profit before tax of Rmb 3,389.1 million (US$409.5 million), the increase in cash provided by operations was also due in part to adjustments related to an increase in depreciation, depletion and amortization expenses of Rmb 623.2 million (US$75.3 million), an increase in dismantlement costs of Rmb 41.2 million (US$5.0 million), provision of inventory obsolescence of Rmb 8.7 million (US$1.1 million), a decrease in return on short-term investments and amortization of a discount for long-term guaranteed notes of Rmb 75.0 million (US$9.1 million), and an increase in net interest of Rmb 24.4 million (US$2.9 million).

     The increase was partially offset by a net increase in income taxes of Rmb 668.6 million (US$80.8 million), the growth in our share of income of associated companies of Rmb 54.9 million (US$6.6 million), a decrease in exchange loss of Rmb 107.1 million (US$12.9 million), and a decrease in loss on disposal and write-off of property, plant and equipment of Rmb 398.0 million (US$48.1 million).

     In addition, operating cash flows increased in 2003 due to an increase in current liabilities from operating activities of Rmb 935.0 million (US$113.0 million), and a simultaneous decrease in current assets excluding cash and bank balances of Rmb 800.7 million (US$96.7 million). See note 31 to our consolidated financial statements attached to this annual report.

     Cash provided by operations in 2002 amounted to Rmb 14,742.0 million, an increase of Rmb 2,982.5 million, or 25.4%, from Rmb 11,759.5 million in 2001. In addition to an increase in profit before tax of Rmb 1,768.4 million, the increase in cash provided by operations was also due in part to adjustments related to an increase in net interest expenses of Rmb 348.0 million, an increase in net exchange loss of Rmb 375.1 million, an increase in depreciation, depletion and amortization expenses of Rmb 1,452.6 million, an increase in dismantlement costs of Rmb 35.7 million, a decrease in short-term investment income of Rmb 27.4 million and an increase in amortization of a discount for long-term guaranteed notes of Rmb 6.1 million.

     The increase was partially offset by the growth in our share of income of associated companies of Rmb 75.4 million, a decrease in provision for impairment of property, plant and equipment of Rmb 99.7 million and a decrease in loss on disposals and write-off of property, plant and equipment of Rmb
19.0 million.

     In addition, operating cash flows was adversely affected by an increase in current liabilities from operating activities of Rmb 500.8 million, and a simultaneous increase in current assets excluding cash and bank balances of Rmb 504.7 million. See note 34 to our consolidated financial statements attached to this annual report.

     Capital Expenditures and Investments

     In line with our use of the successful efforts method of accounting, historical capital expenditures and investments primarily include successful exploration and development expenditures. Total capital expenditures were Rmb 12,372.5 million (US$1,494.8 million) in 2003, an increase of Rmb 805.6 million (US$97.3 million), or 7.3%, from Rmb 11,566.9 million in 2002. The capital expenditure in 2003 included Rmb 524.0 million (US$63.3 million) for capitalized exploration activities, Rmb 7,747.6 million (US$936.0 million) for development activities, and Rmb 4,100.9 million (US$495.5 million) for acquiring the Tangguh LNG project, Qinhuangdao 32-6 and Liuhua 11-1 rights. Our development expenditures in 2003 related principally to the development of Bozhong 25-1, Bonan, Weizhou 12-1 North, Dongfang 1-1, CFD11-1, Panyu4-2/5-1 and Huizhou 19-2/19-3.

     Total capital expenditures were Rmb 11,566.9 million in 2002, an increase of Rmb 7,224.3 million, or 166.4%, from Rmb 4,342.6 million in 2001. The capital expenditure in 2002 included Rmb 585.6 million for capitalized exploration activities, Rmb 6,247.1 million for development activities, and Rmb 4,734.2 million for acquiring Indonesian oilfields. Our development expenditures in 2002 related principally to the development of Suizhong 36-1 (Phase II), Qinhuangdao 32-6, Wenchang 13-1, Wenchang 13-2, Penglai 19-3 and Panyu 4-2/5-1.

     Our total capital expenditures for general exploration and development activities for 2003 was approximately US$1,279 million. For the year 2004, we have budgeted approximately US$1.8 billion for capital expenditures, approximately US$247 million of which is budgeted for general exploration activities offshore China and approximately US$1,251 million is budgeted for development activities offshore China.

     The following table sets forth actual or budgeted capital expenditures on an accrual basis for our key operating areas for the periods indicated.

                                                                                     Year ended December 31,
                                                                              -------------------------------------
                                                                                   2003(1)              2004(2)
                                                                              ------------------  -----------------




                                                                                        (US$ in millions)
Operating Area:
Bohai Bay
     Development........................................................             586.6                 692.0
     Exploration........................................................              61.5                  87.0
Western South China Sea
     Development........................................................             160.6                  88.0
     Exploration........................................................              33.2                  62.0
East China Sea
     Development........................................................              80.4                 166.0
     Exploration........................................................              14.1                  24.0
East South China Sea
     Development........................................................             230.2                 292.0
     Exploration........................................................              38.0                  54.0
Other Offshore China
     Development........................................................              --                    13.0
     Exploration........................................................              --                    20.0
Overseas
     Development........................................................              61.9                 196.0
     Exploration........................................................              12.3                  31.0
                                                                              ------------------  -----------------
         Total..........................................................           1,278.8               1,725.0
                                                                              ==================  =================

______________
(1) Figures for 2003 represent our actual spending for capital expenditure purposes. The acquisition cost of QHD32-6 and LH 11-1 has been included.
(2)  Figures for 2004 represent our budgeted capital expenditures.

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

     Financing Activities

     In 2003, through our wholly owned finance subsidiary, CNOOC Finance
(2003) Limited, we issued two tranches of guaranteed notes: US$200 million 4.125% guaranteed notes due 2013 and US$300 million 5.50% guaranteed notes due 2033. The notes were rated Baa1 with positive outlook by Moody's Investors Services and "BBB" by Standard & Poor's Ratings Service at the time of issuance. In October 2003, Moody's upgraded our long-term debt rating to A2 with stable outlook.

     We had net cash outflows from financing activities of Rmb 1,744.9 million (US$210.8 million) in 2003, resulting primarily from our repayment of Rmb
336.9 million (US$40.7 million) in bank loans, dividend distributions of Rmb 5,403.7 million (US$652.8 million). This cash outflow was offset by cash inflow of Rmb 3,995.8 million (US$482.8 million) resulting from our May 2003 offering of US$200 million in 4.125% guaranteed notes due 2013 and US$300 million in 5.5% guaranteed notes due 2033.

     We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt outstanding as of December 31, 2003. As of the date this annual report is filed, we have not incurred any material long-term debt since December 31, 2003.

                                                                   Debt maturities (principal only)
                                                 ---------------------------------------------------------------------
                                                          Original currency
                                                 ---------------------------------       Total Rmb        Total US$
Due by December 31,                                 US$         JPY          Rmb        equivalents      equivalents
--------------------------                       ----------  ----------  ---------  -----------------  ----------------
                                                                   (in millions, except percentages)
2004.........................................        --          271.5       --              21.0             2.5
2005-2007....................................        100.0       814.4       --             890.6           107.6
2008-2009....................................        --           --         --              --              --
2010 and beyond..............................      1,000.0        --         --           8,276.7         1,000.0
     Total...................................      1,100.0     1,085.9       --           9,188.3         1,110.0
Percentage of total debt.....................         99.1%        0.9%      --             100.0%          100.0%

     In early 2003, we prepaid a further US$31.4 million in U.S. dollar-denominated debt and all of our then existing Renminbi-denominated debt. As of April 30, 2004, we had a total U.S. dollar debt of US$1,100 million and a total foreign currency debt of US$1,110 million. Through our debt offering and prepayment of debt, we extended the average maturity of our debt portfolio from eight years to approximately fourteen years.

     We had net cash outflows from financing activities of Rmb 1,573.1 million in 2002, resulting primarily from our repayment of Rmb 3,367.3 million in bank loans and dividend distributions of Rmb 2,265.1 million. Of the total bank loans that we repaid, we prepaid Rmb 2,956.0 million, including JPY 21,162 million in Japanese yen-denominated debt, US$103.4 million in U.S. dollar-denominated debt and Rmb 639.0 million in Renminbi-denominated debt. This cash outflow was offset by cash inflow of Rmb

4,059.3 million resulting from our March 2002 offering of US$500 million in 6.375% guaranteed notes due 2012.

     After we became a separate entity in October 1999, we paid a dividend of Rmb 1,045.4 million for fiscal year 1999 and declared and paid a final dividend of Rmb 6,426.4 million for fiscal year 2000. For fiscal year 2001, we declared and paid a dividend of Rmb 871.1 million. For fiscal year 2002, we declared and paid dividends of Rmb 2,265.1 million. For fiscal year 2003, we declared and paid dividends of Rmb 2,788.9 million (US$337.0 million). The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

     We believe our future cash flows from operations, borrowing capacity and funds raised from our notes issuance will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2004. Several large financial institutions have expressed an interest in supporting our business development, although we have not entered into any agreements for additional financing with these institutions. However, our ability to obtain adequate financing to satisfy our capital expenditure and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets, including the following factors:

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

     Employee Benefits

     All of our full-time employees in the PRC are covered by a government-regulated pension plan and are entitled to an annual pension at their retirement dates. The PRC government is responsible for the pension liabilities to these retired employees under this government pension plan. The actual pension payable to each retiree is subject to a formula based on the status of the individual pension account, general salary and inflation movements. We are required to make annual contributions to the government pension plan at rates ranging from 5% to 22.5% of our employees' base salaries. The related pension costs are expensed as incurred.

     When we became a separate entity as a result of CNOOC's reorganization in October 1999, CNOOC retained all liabilities for retirement benefits for its employees, both former and current, who had not been transferred to us. As compensation for CNOOC's retention of liabilities for retirement benefits payable to approximately 7,000 retired CNOOC employees who were previously engaged in the oil and gas business that was transferred to us in the reorganization, we made a one-time payment to CNOOC of Rmb 1,660.0 million in 2001.

     For the years ended December 31, 2001, 2002 and 2003, our retirement expenses attributed to the current government plan were Rmb 6.4 million, Rmb
7.0 million and Rmb 15.5 million, respectively.

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

     We are required to make contributions to a mandatory provident fund at a rate of 5% of the base salaries for full-time employees in Hong Kong. The costs are expensed as incurred.

     Our Indonesian subsidiaries employ approximately 1,000 employees, including approximately 40 managerial staff and technicians. We provide expatriate staff with employee benefits that we believe to be in line with customary international practices. Our non-expatriate employees in Indonesia enjoy welfare benefits mandated by Indonesia labor laws.

     Holding Company Structure

     We are a holding company. Our entire petroleum exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly foreign-owned enterprise in the PRC. Our entire petroleum exploration, development and production business outside of the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands. International sales of crude oil are conducted by China Offshore Oil (Singapore) International Pte. Ltd., our wholly owned subsidiary incorporated in Singapore. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries' ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation. For example, legal restrictions in the PRC permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, CNOOC China Limited is required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

Inflation/Deflation

     According to the China Statistical Bureau, China experienced an overall national deflation rate, as represented by the general consumer price index, of 0.7% in 2001, an overall inflation rate of 0.8% in 2002 and an overall deflation rate of 1.2% in 2003. Neither the deflation nor the inflation have had a significant impact on our results of operations in the respective years.

U.S. GAAP Reconciliation

     Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain material respects from U.S. GAAP. These differences relate primarily to the revaluation of properties and land use rights performed in connection with the reorganization, the treatment of impairment of long-lived assets, the treatment of stock compensation plans, the treatment of unrealized holding gains from available-for-sale investments in marketable securities and the provision for dismantlement liabilities. Except for the accounting treatment of the property revaluation and the recognition of stock compensation costs, the unrealized holding gains from available-for-sale investments in marketable securities and the provision for dismantlement liabilities, there are no material differences between Hong Kong GAAP and U.S. GAAP that affect our net income or shareholders' equity. See note 37 to our consolidated financial statements attached to this annual report.

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

     We calculate deferred taxation to account for temporary differences between our tax bases, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting bases, which is prepared in accordance with applicable financial reporting requirements. Major temporary differences include accelerated amortization allowances for oil and gas properties, which are offset in part by provision for dismantlement and a provision for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2002 and 2003, we had Rmb 6,141.1 million and 5,783.2 million (US$698.7 million), respectively, in net deferred tax liabilities. See note 13 to our consolidated financial statements attached to this annual report.

Change of Accountants

     On June 6, 2002, we terminated the engagement of Arthur Andersen & Co as our independent public accountants. Prior to such date, Arthur Andersen had audited our consolidated financial statements, including financial statements for the year ended December 31, 2001 attached to this annual report. On June 15, 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with the U.S. government's investigation of Enron Corporation. On August 31, 2002, Arthur Andersen voluntarily relinquished its licenses to practice public accountancy in all states of the United States and, accordingly, cannot furnish any written consent to the issue of this annual report with the inclusion of its reports in the form and context in which they are included. For a discussion of risks related to Arthur Andersen, see "Item 3--Key Information--Risk Factors--Risks relating to our business--You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to December 31, 2001, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen."

     On June 6, 2002, we appointed Ernst & Young as our independent accountants. Ernst & Young audited our consolidated financial statements for the two-year period ended December 31, 2002 and 2003 included in this annual report.

Recent Accounting Pronouncements

     U.S. GAAP

     SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"

     In May 2003, the Financial Accounting Standards Board, or FASB, issued Statements of Financial Accounting Standards No. 150, or SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Instruments that are indexed to and potentially settled in an issuer's own shares that are not within the scope of SFAS 150 remain subject to existing guidance. SFAS150 must be applied immediately to instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. Certain provisions of this statement relating to noncontrolling interests in limited-life subsidiaries were deferred indefinitely. We adopted SFAS150 and there was no impact on our results of operations or financial position upon the adoption of the new statement. We continue to monitor the deferral status of SFAS 150.

     FIN 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51"

     In January 2003, the FASB issued FASB Interpretation No. 146, or FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (ii) has a group of equity owners that are unable to make significant decisions about its activities, or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

     FIN 46 was effective immediately for VIEs created after January 31, 2003 with the implementation required from January 1, 2004 as a cumulative effect of accounting change. For all other entities created after January 31, 2003, implementation of FIN 46 is required by June 30, 2004. We adopted the provisions of FIN 46 and there was no impact on our results of operations or financial position upon the adoption of the new statement.

     Reporting Investments in Mineral Interests in Oil and Gas Properties

     In June 2001, the FASB issued Statements of Financial Accounting Standards, or SFAS, No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets. SFAS 141 and SFAS 142 became effective for us on July 1, 2001 and January 1, 2002, respectively. Currently, the Emerging Issues Task Force , or EITF," is considering the issue of whether SFAS 141 and 142 require interests held under oil, gas and mineral leases to be separately classified as intangible assets on the balance sheets of companies in the extractive industries. If such interests were deemed to be intangible assets by the EITF, mineral rights to extract oil and gas for both undeveloped and developed leaseholds would be classified separately from oil and gas properties as intangible assets on the corporation's balance sheet. Historically we capitalized the acquisition cost of oil and gas properties interests in accordance with SFAS 19, Financial Accounting and Reporting by Oil and Gas Producing Companies. Also, consistent with industry practice, we have reported these assets as part of property, plant and equipment.

     This interpretation of SFAS 141 and142 would only affect the classification of the acquisition costs of oil and gas properties on our balance sheet, and would not affect total assets, net worth or cash flows. Our results of operations would not be affected, since these acquisition costs would continue to be amortized in accordance with SFAS19. The amount subject to reclassification as of December 31, 2003 was Rmb 4,025 million and as of December 31, 2002 was Rmb 8,646 million.

     Hong Kong

     The following new and revised SSAPs are effective for the first time for the current year's financial statements:

     o    SSAP 12 (Revised): "Income taxes"

     o SSAP 35: "Accounting for government grants and disclosure of government assistance"

The SSAP 12 (Revised) prescribes the basis for accounting for income taxes payable or recoverable, arising from the taxable profit or loss for the current period (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carryforward of the unused tax losses (deferred tax).

     The SSAP has had no significant impact for these financial statements on the amounts recorded for income taxes. However, the related note disclosures are now more extensive than previously required. These are detailed in note 14 to the financial statement and include a reconciliation between the accounting profit and the tax expense for the year.

     SSAP 35 prescribes the accounting for government grants and other forms of government assistance.

     The adoption of the SSAP 35 has had no significant impact for these financial statement.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     See "Item 4--Information on the Company--Business Overview--Research and Development" and "Item 7--Major Shareholders and Related Party
Transactions--Related Party Transactions--Categories of Connected
Transactions--Research and Development Services."

D. TREND INFORMATION

     Crude oil price is a major driver of our results of operation. We price our crude oil with reference to the international crude oil prices, which have fluctuated considerably over the years. On January 1, 2003, the international benchmark crude oil, West Texas Intermediate, was US$32 per barrel. As at June 10, 2004, it was US$38.48 per barrel. In addition, continued political and economic uncertainties in Iraq and threat of terrorism worldwide raise concerns about the security and availability of ample supplies to meet growing demand. It is expected that crude oil price will remain relatively high in 2004. For more information about crude oil prices, see "Item 3--Key Information--Risk Factors--Risks Relating to Our Business--Our business, revenues and profits fluctuate with changes in oil and gas prices," "Item 4--Information on the Company--Business Overview--Sales and Marketing--Sales of Offshore Crude Oil--Pricing," and "Item 5--Operating and Financial Review and Prospects--Operating Results--Results of Operations--2003 versus 2002."

     In additional to crude oil, natural gas is becoming an increasingly important part of our business. The Chinese government promotes the use of natural gas as a clean and efficient fuel. Demand for natural gas in the PRC is likely to increase significantly. We have expanded and will continue to expand our natural gas business and intend to exploit our natural reserves to meet growing demand for natural gas. For more information about natural gas, see "Item 3--Key Information--Risk Factors--Risks Relating to Our Business--Any failure to implement our natural gas business strategy may adversely affect our business and financial position," "--The infrastructure and demand for natural gas in the PRC may proceed at a slower pace than our planned increase in production," "Item 4--Information on the Company--Business Overview--Competitive Strengths--Strategic Position in China's Growing Natural Gas Market," and "--Natural Gas Business."

E. OFF- BALANCE SHEET ARRANGEMENTS

     We had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge certain Japanese Yen denominated loan repayments in the future. The derivative contract was recorded as "Other payable and accrued liabilities" in the consolidated balance sheet at fair value. For the year ended December 31, 2003, we recognized related changes in fair value, a gain of Rmb 10,038,000 (compared to Rmb 14,485,000 in 2002), and included the amount in "Exchange
(loss)/gain, net" in the consolidated income statement.

     During 2003, we also entered into interest rate swap agreements to partially hedge the fixed-rate debt securities for interest rate risk exposure management purposes with notional contract amount of US$200 million. The interest rate swap agreements utilized by us effectively modify our exposure to interest risk by converting our fixed-rate debt to a floating rate. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The net gain as of December 31, 2003 related to the ineffective portion of the interest rate swap agreements was approximately Rmb 938,000.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table sets forth information regarding our contractual obligations for the periods indicated.

                                                                              Payments due by period
                                                        -------------------------------------------------------------------
                                                                        Less than                              More than
           Contractual Obligations                          Total         1 year      1-3 years   3-5 years     5 years
       ------------------------------                   -------------- ------------ ------------ ------------ -------------
                                                            Rmb'000      Rmb'000      Rmb'000      Rmb'000       Rmb'000
Long-term debt obligations..........................       9,051,862      20,618      870,835       18,740      8,141,669
Operating lease obligations.........................          20,396      17,222        3,174           --             --
Other long-term liabilities reflected on our
    balance sheet under Hong Kong GAAP .............       2,646,800          --           --           --      2,646,800
                                                        -------------- ------------ ------------ ------------ -------------
         Total......................................      11,719,058      37,840      874,009       18,740     10,788,469
                                                        ============== ============ ============ ============ =============

     As at December 31, 2003, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments                                                                                2003             2002
-------------------                                                                         -----------        ---------
                                                                                                Rmb'000          Rmb'000
Contracted for.......................................................................         2,534,468        1,715,173
Authorized, but not contracted for...................................................        17,489,791        9,060,722


     As at December 31, 2003, we had unutilized banking facilities amounting to approximately Rmb 32,455,229,500 as compared to Rmb 31,646,389,000 in 2002.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     In accordance with Hong Kong law and our articles of association, our affairs are managed by our board of directors. The board of directors has eight members, including four independent non-executive directors.

     Our current directors and senior officers are as follows:

                                     Age as of
                                   December 31,
Name                                   2003            Position
----------------------------  -----------------------  ----------------------------------------------------------
Chengyu Fu..................            52             Chairman of Board of Directors and Chief Executive Officer

Longsheng Jiang.............            58             Director

Shouwei Zhou................            52             Director and President

Han Luo.....................            50             Director

Evert Henkes................            60             Independent Non-executive Director

Sung Hong Chiu..............            57             Independent Non-executive Director

Kenneth S. Courtis..........            58             Independent Non-executive Director

Erwin Schurtenberger........            64             Independent Non-executive Director

Yunshi Cao..................            58             Senior Vice President, Company Secretary and General Counsel

Mark Qiu....................            40             Chief Financial Officer and Senior Vice President

Hua Yang....................            42             Senior Vice President

Wei Chen....................            46             Senior Vice President and Director of CNOOC (China) Limited
                                                       Research Center

Guohua Zhang................            42             Senior Vice President and General Manager of Exploration
                                                       Department




Jian Liu....................            46             Senior Vice President and General Manager of Development and
                                                       Production Department

Ning Li.....................            40             Senior Vice President and General Manager of Engineering and
                                                       Project Department


     In October 2003, our former Chairman and CEO left our company, and Mr. Chengyu Fu was elected by the board of directors as our Chairman and CEO. Mr. Guohua Zhang was appointed Senior Vice President of our company and ceased to be an Assistant to General Manager of CNOOC China Limited as of March 2003. He was also named the General Manager of Exploration Department as of April 2003. As of May 2003, Mr. Jian Liu and Mr. Ning Li were appointed Senior Vice Presidents. They were also named General Manager of Development and Production Department and General Manager of Engineering and Project Department, respectively. Mr. Evert Henkes was appointed independent non-executive director of our company in September 2003. Mr. Chak Kwong So resigned in 2003 from our board of directors following his appointment as Deputy Chairman and Group Managing Director of PCCW Limited.

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

Directors

     Chengyu Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master's degree in petroleum engineering from the University of Southern California in the United States. He has over 29 years of experience in the oil industry in the PRC. He previously worked in China's Daqing, Liaohe and Huabei oilfields. He joined CNOOC in 1982 and has since been appointed Chairman of the Management Committee formed through a joint venture between CNOOC, BP Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip. From 1994 to 1995, Mr. Fu was the Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In December 1995, he was appointed Vice President of Phillips China Inc. and General Manager of the Xijiang Development Project. In 1999, Mr. Fu was the General Manager of China Offshore Oil Eastern South China Sea Corporation. In 2000, Mr. Fu was appointed Deputy General Manager of CNOOC. Subsequently, he was appointed Director, Executive Vice President, President and Chief Operating Officer of our company in 2001. In August 2002 he became the Chairman and Chief Executive Officer of our affiliate, China Oilfield Services Limited. In October 2003, Mr. Fu was appointed President of CNOOC. He was also appointed Chairman of the Board of Directors and Chief Executive Officer of our company, effective October 16, 2003. In November 2003, Mr. Fu resigned his Chief Executive Officer position from China Oilfield Services Limited.

     Longsheng Jiang received a B.S. degree from the Beijing Petroleum Institute in China. He has over 34 years of experience in the oil industry in the PRC. He was appointed Director of our company in December 2000 and has been the Vice President of CNOOC since 1998. From 1994 to 1998, he was the General Manager of China Offshore Oil Southern Drilling Company. From 1991 to 1994, Mr. Jiang served as the Deputy Chief Drilling Engineer and was later appointed Chief Drilling Engineer of China Offshore Oil Western South China Sea Corporation. He joined CNOOC in 1982.

     Shouwei Zhou received a doctorate degree from the Southwest China Petroleum Institute and is a senior engineer. He was appointed Director and Executive Vice President of our company in September 1999 and is responsible for the management and operation of CNOOC China Limited. Mr. Zhou was appointed President of our company in August 2002. Mr. Zhou is also a Vice President of CNOOC. Mr. Zhou was the Deputy General Manager and later promoted to become General Manager of China

Offshore Oil Bohai Corporation and China Offshore Oil Tianjin Corporation, both subsidiaries of CNOOC. He joined CNOOC in 1982.

     Han Luo received a doctorate degree from China Petroleum University. He has over 29 years' experience in the oil industry in the PRC. He was appointed as our director in December 2000. From 1993 to 1998, Mr. Luo served as Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently the Chairman of CNOOC in the CACT operating group, and executive Vice President of China Offshore Oil East China Sea Corporation. In 1999, he was the general manager of CNOOC China--Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He joined CNOOC in 1982.

     Independent Non-executive Directors

     Sung Hong Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 28 years' experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as one of the independent non-executive directors of CNOOC in September 1999.

     Kenneth S. Courtis is the Managing Director of Goldman Sachs and Vice Chairman of Goldman Sachs Asia. He specializes in economics and strategy throughout the Asia-Pacific region as well as in Europe and North America. After graduating with honors from Glendon College in Toronto, Mr. Courtis received an M.A. in international economics from Sussex University, England, an M.B.A. in finance and strategy from the European Institute of Business Administration and a Ph.D. from the Institute of Economic and Political Studies in Paris. Prior to joining Goldman Sachs, he served as Chief Asia Economist and Strategist for Deutsche Bank.

     Erwin Schurtenberger was the Ambassador of Switzerland to the People's Republic of China, the Democratic People's Republic of Korea and the Republic of Mongolia from 1988 to 1995. He joined the Swiss Foreign Services in 1969. Over the years, he held various diplomatic positions in Bangkok, Hong Kong, Beijing and Tokyo. He also served as the Ambassador of Switzerland to Iraq. He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations. He was the President of the Swiss-Asia Foundation. He serves on the boards of directors of ROBERT BOSCH RBint and its International Advisory Board, BUHLER GROUP Switzerland, FIRMENICH-China, TAIKANG Life Insurance, WINTERTHUR Insurances (Asia). Dr. Schurtenberger is also a senior advisor to the China Training Center for Senior Personnel Management Officials. He received a Ph.D. Degree in Economics and was trained in political science and philosophy. Dr. Schurtenberger is presently Chairman of our International Advisory Board.

     Evert Henkes served as the CEO of Shell global chemical business from 1998 to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell's Metals Coordinator, Shell's Chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, BPB Plc, SembCorp Industries Ltd. and OutokumpuOy.

Company Secretary

     Yunshi Cao is our Company Secretary, General Counsel and a Senior Vice President. He is also the General Counsel of CNOOC, a position he has held since 1999. He joined CNOOC in 1982. Mr. Cao is a senior economist and licensed lawyer in the PRC. He has extensive experience in production sharing contracts and over 30 years' experience in the oil industry. He received a B.S. degree from the Beijing Petroleum Institute and studied law at Columbia University School of Law.

Senior Management

     Mark Qiu is our Chief Financial Officer and Senior Vice President. He worked for Salomon Smith Barney before joining us, last served as the head of its Asia Oil & Gas Investment Banking group. He previously held several management positions at Atlantic Richfield Corporation (ARCO) of United States. He was the Federal Government Relations Director of ARCO in Washington, D.C. Prior to that, he was a Vice President of ARCO China Ltd., ARCO's subsidiary in China. He was a consultant with the leadership succession planning consulting firm of RHR International. Mr. Qiu received a MBA degree from the Sloan School of Management at Massachusetts Institute of Technology as a Sloan Fellow. He also has a Master degree and a Ph.D. degree in Decision Sciences from the University of Texas at Arlington. Mr. Qiu is also a director of CNOOC Finance Corporation Limited, a majority-owned subsidiary of CNOOC.

     Hua Yang is a Senior Vice President of our company and the President of CNOOC International Limited. He is a senior engineer. He received his B.S. degree from China Petroleum Institute. He has over 21 years' experience in petroleum exploration and production. Mr. Yang joined CNOOC in 1982 and was an Acting Director of the Overseas Development Department of CNOOC.

     Wei Chen is a Senior Vice President of our company and Director of the CNOOC (China) Limited Research Center. He is a senior engineer and is responsible for our administration, foreign affairs, human resources and material procurement. He received his B.S. degree from China Petroleum University and holds an M.B.A. degree from Tsinghua University. He has over 20 years' experience in petroleum exploration and production. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the development department of the CNOOC Research Center, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, the Deputy Director of the CNOOC Research Center and the General Manager of our Human Resources Department and Administration Department.

     Guohua Zhang is a Senior Vice President of our company and General Manager of our Exploration Department. Mr. Zhang is a geologist. He graduated from Qingdao Oceanographic Institute with a B.S. degree. He studied in Alberta Business College in Canada in 2001. He joined CNOOC in 1982 and served as General Manager of the Exploration Department of China Offshore Oil Western South China Sea Corporation, Chief Geologist of CNOOC Research Center and Assistant to General Manager of CNOOC China Limited.

     Jian Liu is the Senior Vice President and General Manager of the Department of Development and Production at CNOOC. He graduated from Huazhong University of Science and Technology with a B.S. degree and received his MBA degree from Tianjin University in 2000. Mr. Liu joined CNOOC in 1982. He served as the manager of CNOOC Bohai Exploitation Company, and Vice General Manager of the Tianjin Branch and Zhanjiang Branch at certain times.

     Ning Li is the Senior Vice President and General Manager of the Engineering Department of our company. He is a senior engineer, responsible for the project management for the development of oil, gas and oilfields. He graduated from East China Petroleum Institute in 1983 and was dispatched to CNOOC Bohai Company. He participated in the design for the development of oil, gas and oilfields in Bohai, Donghai and South China Sea. He held such positions as Vice Director of the Design Section, Project Manager and Vice General Manager of a design company. He was appointed as Vice General Manager of CNOOC Design Company in 1994, Vice General Manager of the Engineering Department of CNOOC in 1998 and General manager of the Engineering Department of CNOOC Limited in 2001.In April 2003, he was appointed as Senior Vice President and General Manager of the Engineering Department of CNOOC. Mr. Li received an MBA degree from Tianjin University in 2000.

B. COMPENSATION OF DIRECTORS AND OFFICERS

     Each of the directors entered into a service contract with us for an initial term of three years, subject to termination by either party by written notice given not less than three months prior to the expiration of the end of the initial term or any subsequent calendar month. Particulars of these contracts are in all material respects identical except as indicated below:

     o the annual salaries for Mr. Chengyu Fu (Chairman of the Board and Chief Executive Officer) and Mr. Shouwei Zhou (Director and President) during the initial three years are HK$1,880,000 and HK$1,680,000, respectively, subject to an annual increase as determined by the board of directors not exceeding 15% of their respective salaries for the previous year;

     o the Chairman of the Board and each other director (other than independent non-executive directors) shall be entitled to a maximum annual paid leave of 30 days and 25 days, respectively;

     o each of the directors (other than independent non-executive directors) is entitled to the use of an apartment as his residence and the use of a car provided free of charge by us together with certain other benefits and reimbursements;

     o the annual salary for each of the other directors (other than independent non-executive directors) during the initial three years is HK$388,000, subject to an annual increase as determined by the board of directors not exceeding 15% of his then current salary; and

     o we may, at our sole discretion, pay an director (other than independent non-executive directors) a bonus in such amount as the board of directors may determine in respect of each completed financial year.

     The aggregate amounts of salaries, housing allowances, other allowances and benefits in kind paid to our directors (other than independent non-executive directors) during the years ended December 31, 2001, 2002 and 2003 were approximately Rmb 8.3 million, Rmb 9.5 million and Rmb 10.7 million (US$1,292,270), respectively, while the amounts paid to our executive officers for the same periods were approximately Rmb 5.2 million, Rmb 8.0 million and Rmb 11.0 million (US$1,328,502), respectively. Under our pension plan for 2003, we set aside an aggregate amount of Rmb 207,000 (US$25,000) and Rmb 286,700 (US$34,626) for pension and similar benefits in kind for our directors (other than independent non-executive directors) and our executive officers respectively. Our directors (other than independent non-executive directors) and executive officers contributed an additional Rmb 54,340 (US$6,563) and Rmb 86,250 (US$10,417), respectively, to the pension plan for 2003. For further details regarding employee compensation, see "Item 4--Information on the Company--Business Overview--Employees and Employee Benefits." For further details regarding share options granted to our directors, officers and employees, see "--Share Ownership" below.

C. BOARD PRACTICE

Audit and Other Committees

     Our audit committee consists of two independent non-executive directors. The committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the our accounts, evaluating our auditing scope and procedures, and evaluating internal control systems. The committee is also responsible for setting up internal monitoring systems so as to allow our board of directors to monitor our financial position, protect our assets, and prevent major errors resulting from financial reporting or loss. Our board of directors is responsible for these systems and appropriate delegations and guidance have been made. In addition, the chairman of the audit committee will each year present a report to the board of directors describing the committees' major activities during the year. As of December 31, 2003, our audit committee was composed of Mr. Sung Hong Chiu and Dr. Kenneth S. Courtis.

     We have established a remuneration committee. It consists of three independent non-executive directors. The primary duties of the remuneration committee are to manage our share option schemes and to formulate our remuneration policy. As of December 31, 2003, our remuneration committee was composed of Mr. Sung Hong Chiu, Dr. Erwin Schurternberger and Mr. Evert Henkes.

     We have also established a nomination committee. It consists of one executive director and two independent non-executive directors. Its primary responsibilities include nominating candidates for directors subject to our board of directors' approval, conducting routine examination of the structure, scale and composition of our board of directors, and review the leadership capabilities of our directors in order to ensure that we remain competitive. As of December 31, 2003, our nomination committee was composed of Mr. Han Luo, Mr. Sung Hong Chiu and Dr. Erwin Schurternberger.

     For information on our audit committee finance expert and our code of ethics, see "Item 16A--Audit Committee Finance Expert," and "Item 16B--Code of Ethics."

International Advisory Board

     On October 29, 2001, we announced the establishment of an International Advisory Board with globally well-respected political figures and corporate leaders as members. The purpose of the International Advisory Board is to provide the management with strategic advice on world events and macro issues that may impact our development. Erwin Schurtenberger, our independent non-executive director, is the Chairman of the International Advisory Board. On March 20, 2003, Peter Sutherland and Cornelius Herkstroter joined our International Advisory Board. In March 2004, US Ambassador Charles W. Freeman Jr. also joined the International Advisory Board.

     Set forth below is information on the current members of our International Advisory Board.

Name                                                     Biographical Information
--------------------    --------------------------------------------------------------------------------------------
Erwin                   The Ambassador of Switzerland to the People's Republic of China, the Democratic People's
Schurtenberger          Republic of Korea and the Republic of Mongolia from 1988 to 1995. He joined the Swiss
                        Foreign Services in 1969. Over the years, he held various diplomatic positions in
                        Bangkok, Hong Kong, Beijing and Tokyo. He also served as the Ambassador of Switzerland to
                        Iraq. He has been an independent business advisor to various European multinationals,
                        American groups and humanitarian aid organizations. He was the President of the
                        Swiss-Asia Foundation. He serves on the Boards of ROBERT BOSCH RBint and its
                        International Advisory Board, BUHLER GROUP Switzerland, FIRMENICH-China, TAIKANG Life
                        Insurance, WINTERTHUR Insurances (Asia). Dr. Schurtenberger is also a senior advisor to the China Training Center for Senior Personnel Management Officials. He received a Ph.D.
                        Degree in Economics and was trained in political science and philosophy. Dr.
                        Schurtenberger is presently Chairman of our International Advisory Board.

Cornelius               Former Chairman of the Committee of Managing Directors of the Royal Dutch Shell Group of
Herkstroter             Companies and President of Royal Dutch Petroleum Company. He spent his entire career in the mineral and resources industry, primarily with Royal Dutch Shell. He holds various board and advisory positions with several global corporations and organizations.

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

Edward S. Steinfeld     Assistant professor at the MIT Sloan School of Management. He received both his undergraduate and doctoral training at Harvard University. As a China specialist, he has conducted extensive firm-level research in China.

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

Charles W. Freeman      Became Chairman of Projects International, Inc. in 1995, after an extensive career in the
                        U.S. Government spanning three decades and numerous senior positions, including U.S.
                        Ambassador to Saudi Arabia and Assistant Secretary of Defense for International Security
                        Affairs.  He is currently president of the Middle East Policy  Council, co-chair of the
                        U.S. China Policy Foundation, vice-chair of the Atlantic Council, and a trustee of the
                        Institute for Defense Analyses, among other positions.  Ambassador Freeman attended the
                        National Autonomous University of Mexico and received his A.B. from Yale  University as well as a J.D. from the Harvard Law School.  He is the author of two widely circulated books on statecraft and diplomacy:  The Diplomat's Dictionary and Arts of Power.

D. EMPLOYEES

     See "Item 4--Information on the Company--Business Overview--Employees and Employee Benefits."

E. SHARE OWNERSHIP

     We have adopted share option schemes which provide for the grant of options to our senior management. Under these share option schemes, the remuneration committee of our board of directors will from time to time propose for the board's approval for the recipient of and the number of shares underlying each option. These schemes provide for issuance of options exercisable for shares granted under these schemes as described below not exceeding 10% of the total number of our outstanding shares, excluding shares issued upon exercise of options granted under the schemes from time to time.

     On February 4, 2001 we adopted a pre-global offering share option scheme, or the Pre-Global Offering Share Option Scheme. Pursuant to the Pre-Global Offering Share Option Scheme:

     o    options for an aggregate of 4,620,000 shares have been granted;

     o    the subscription price per share is HK$5.95; and

     o    the period during which an option may be exercised is as follows:

          (a) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

          (b) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

     The exercise period for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from March 12, 2001.

     On February 4, 2001, we adopted a share option scheme, or the 2001 Share Option Scheme, for the purpose of recognizing the contribution that certain individuals had made to us and attracting and retaining the best available personnel.

     Pursuant to the 2001 Share Option Scheme:

     o    options for an aggregate of 8,820,000 shares have been granted;

     o    the subscription price per share is HK$6.16; and

     o    the period during which an option may be exercised is as follows:

          (a) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

          (b) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

          (c) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

     The exercise period for options granted under the 2001 Share Option Scheme shall end not later than 10 years from August 27, 2001. In view of the amendments to the relevant provisions of the Hong Kong Stock Exchange listing rules regarding the requirements of the share option schemes of a Hong Kong listed company effective on September 1, 2001, no further options will be granted under the 2001 Share Option Scheme.

     In June 2002, we adopted a new share option scheme, or the 2002 Share Option Scheme. Under the 2002 Share Option Scheme, our directors may, at their discretion, invite employees, including executive directors, of our company or any of our subsidiaries, to take up options to subscribe for shares. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of our total issued share capital. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12 months period up to the next grant shall not exceed 1% of our total issued share capital from time to time.

     According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by our directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

     o    the nominal value of a share;

     o the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of grant of the option; and

     o the closing price of our shares on the HKSE as stated in the HKSE's quotation sheets on the date of grant of the option.

     On February 24, 2003, our board of directors approved to grant options in respect of 8,410,000 shares to our senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$10.54 per share. The market price was HK$10.55 per share preceding the options granted. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

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

     As at December 31, 2003, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

                                                                                Closing price per
                                                                                share immediately
                                                                                before the date on
                        Number of shares involved in the                         which the options
                            options outstanding as of                              were granted        Exercise Price
                     ---------------------------------------                   ---------------------  -----------------
Name of Grantee        January 1, 2003    December 31, 2003     Date of Grant          (HK$)               (HK$)
-------------------  ------------------  -------------------  ---------------- ---------------------  -----------------
Directors:

Chengyu Fu                  350,000            350,000        March 12, 2001             --                 5.95
                            350,000            350,000        August 27, 2001          7.30                 6.16
                                               230,000       February 24, 2003        10.45                10.54

Shouwei Zhou                280,000            280,000        March 12, 2001             --                 5.95
                            350,000            350,000        August 27, 2001          7.30                 6.16
                                               350,000       February 24, 2003        10.45                10.54

Longsheng Jiang             280,000            280,000        March 12, 2001             --                 5.95




                            230,000            230,000        August 27, 2001          7.30                 6.16
                                               230,000       February 24, 2003        10.45                10.54

Han Luo                     280,000            280,000        March 12, 2001             --                 5.95
                            230,000            230,000        August 27, 2001          7.30                 6.16
                                               230,000       February 24, 2003        10.45                10.54


Employees:

Other Employees           3,430,000          3,430,000        March 12, 2001             --                 5.95
                          7,660,000          7,660,000        August 27, 2001          7.30                 6.16
                                             7,370,000       February 24, 2003        10.45                10.54

     As of December 31, 2003, no options granted under our share option schemes have been exercised.

     The weighted average fair value of the options granted under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme and the 2002 Share Option Scheme at the grant dates was Rmb 3.40. This was estimated using the Black-Scholes option pricing model under the following assumptions: risk-free interest rates of 5.25%, expected volatility of 44%, an expected life of five years and an expected dividend yield of 2.0%. The assumptions on which the option pricing model is based represent the subjective estimations of our directors as to the circumstances existing at the time the options were granted.

     On February 5, 2004, our board of directors approved a grant of options in respect of 10,140,000 shares to our senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$15.76 per share. For further details about our share option schemes, see notes 28 and 36 to our consolidated financial statements attached to this annual report.

     As of June 10, 2004, none of our officers and directors owned 1% or more of our shares including the shares underlying the stock options granted as of that date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of June 10, 2004.

  Shareholder                                    Number of Shares Owned                  Percentage
-----------------------------------------  ---------------------------------  --------------------------------
  CNOOC(1)..............................            29,000,000,000(2)                    70.625%(3)


______________
(1) CNOOC owns our shares indirectly through its wholly owned subsidiary, CNOOC (BVI) Limited.
(2) On March 17, 2004, our shareholders approved a five-for-one stock split of our shares. The stock split was effected by dividing our shares of HK$0.10 each into the shares of HK$0.02 each. Accordingly, the number of shares owned by CNOOC changed from 5,800,000,000 to 29,000,000,000 as a result of the stock split.
(3) In May 2004, we repurchased a total of 8,877,000 shares in the open market based on the general mandate approved by our shareholders on May 29, 2003. For further details about our share buybacks, see "Item 16E--Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

     Our major shareholder listed above does not have different voting rights. Except as set forth in the above table, we are not aware of any holders of more than 5% of our shares. Nor are we aware of any significant changes in the percentage ownership of our major shareholder over the course of the past three years. To our knowledge, no arrangements are currently in place that could lead to a change of control of our company.

     As of May 31, 2004, 11,385,465 American depositary shares were outstanding in the United States, representing approximately 9.44% of our then outstanding shares. At such date, the number of registered American depositary share holders in the United States was 12.

B. RELATED PARTY TRANSACTIONS

Overview

     We regularly enter into transactions with related parties, including CNOOC and its subsidiaries. Since CNOOC indirectly owns an aggregate of approximately 70.625% of our issued share capital, some of these transactions constitute connected transactions under the Hong Kong Stock Exchange listing rules and are regulated by the Hong Kong Stock Exchange.

     Under the Hong Kong Stock Exchange listing rules, many of these connected transactions normally would require full disclosure and the prior approval of our independent shareholders. However, since the connected transactions are carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable as far as our shareholders are concerned, the Hong Kong Stock Exchange has allowed us to apply for a waiver from strict compliance with the listing rules to engage in some of these transactions. The waiver categorizes and limits the value of our various connected transactions.

     We originally obtained a waiver from the Hong Kong Stock Exchange on April 3, 2001, shortly after our shares were listed on the Hong Kong Stock Exchange. This waiver expired on December 31, 2002, and we obtained a new waiver from the Hong Kong Stock Exchange on January 7, 2003. The new waiver covers the period from January 1, 2003 to December 31, 2005.

     The Hong Kong Stock Exchange required us to obtain the approval of our independent shareholders for the proposed continuing connected transactions before it would grant us the new waiver. As an interested shareholder, CNOOC abstained from the shareholder vote on the proposed continuing connected transactions. We appointed an independent board committee to advise the independent shareholders on whether the terms of the proposed continuing connected transactions were in our interest and were fair and reasonable so far as the independent shareholders were concerned. An independent financial advisor, Cazenove Asia Limited, advised the independent board committee on the terms of the continuing connected transactions. Our independent shareholders approved the proposed connected transactions at an extraordinary general meeting on December 23, 2002.

Categories of Connected Transactions

     Our ongoing connected transactions in respect of which we received a waiver fall into the following eight categories:

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

     Contracts with foreign petroleum companies. In preparation for our initial public offering, CNOOC transferred to us all of its rights and obligations under all existing and any future production sharing contracts with various international oil and gas companies. As required by PRC law, CNOOC retained certain administrative functions and will remain a party to the production sharing contracts. PRC law requires a State-run entity, such as CNOOC, to negotiate and conclude an initial production sharing contract with a foreign partner offshore China. New production sharing contracts continue to be entered into between CNOOC and foreign partners, primarily through bidding organized by CNOOC and, to a lesser extent, through direct negotiation.

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

     Under agreements between these CNOOC subsidiaries and us, the facilities and ancillary products and services are provided at:

      (i) government-prescribed prices; or

     (ii) where there is no government-prescribed price, market prices, including the local or national market prices; or

    (iii) when neither (i) nor (ii) is applicable, the cost to CNOOC's associates of providing the relevant materials, utilities and ancillary services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5%, before any applicable taxes.

     The prices, volumes and other terms of the agreements are reviewed by the parties annually. If any of the terms are amended, the parties must enter into a supplemental agreement no later than 60 days prior to the end of the financial year preceding the financial year in which the amendment takes effect. If the parties fail to reach an agreement by then, the existing terms of the supply agreement will continue to apply until the parties agree on the terms of the supplemental agreement. We have undertaken to the Hong Kong Stock Exchange that we will comply with the provisions of its listing rules with respect to any supplemental agreements.

     For the three years ended December 31, 2003, the amounts we paid to CNOOC subsidiaries for these services were approximately Rmb 815 million, Rmb 789 million and Rmb1,018 million, respectively, representing 3.9%, 3.0% and 2.5%, respectively, of our total revenues.

     Technical services. Various CNOOC subsidiaries, including China Oilfield Services Limited and CNOOC Offshore Oil Engineering Company Limited, provide us with technical and labor services for our offshore oil and gas production activities, including:

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

     For the three years ended December 31, 2003, the amounts we paid to CNOOC subsidiaries for these services were approximately Rmb 2,367 million, Rmb 3,280 million and Rmb 3,828 million, respectively, representing 11.4%, 12.4% and 9.3%, respectively, of our total revenue. We generally conduct an open bidding process to select these services providers and the charges for these services are based on arm's-length negotiations between the parties and reflect considerations such as volume of sales, length of contracts, overall customer relationship and other market factors.

     Research and development services. Various CNOOC subsidiaries and affiliates, including the CNOOC Research Center, provide us with research and development services, including:

     o    geophysical exploration services;

     o    seismic data processing;

     o    comprehensive exploration research services; and

     o    information technology services.

     During the three years ended December 31, 2001, 2002 and 2003, we paid approximately Rmb 109 million, Rmb 110 million and Rmb 56 million, respectively, to CNOOC Research Center for its provision of general research and development services. We occasionally also hired research institutes, including CNOOC Research Center, through an open bidding process for specific research and development projects. For such specific projects during the three years ended December 31, 2003, we paid the CNOOC Research Center approximately Rmb 50 million, Rmb 57 million and Rmb 27 million.

     Lease and property management services. We have entered into lease and property management agreements with CNOOC and its subsidiaries for premises located in Beijing, Tianjin, Zhanjiang, Shanghai and Shenzhen in the PRC and in Singapore. Most of the premises are necessary for our operations, and the agreements are based on normal commercial terms. For the three years ended December 31, 2003, the aggregate rentals and management fees payable by us to CNOOC and its subsidiaries were approximately Rmb 46 million, Rmb 54 million and Rmb 57 million, respectively.

     Sales of crude oil, condensate oil and liquefied petroleum gas. We sell crude oil, condensate oil and liquefied petroleum gas to CNOOC affiliates that engage in the downstream petroleum business. The prices for these products are based on prices in the international market. For the three years ended December 31, 2003, CNOOC subsidiaries paid us approximately Rmb 1,814 million, Rmb 4,362 million and Rmb 8,324 million, respectively, representing approximately 8.7%,16.5% and 20.3% of our total revenues for the respective periods.

Waiver Conditions

     The waiver granted by the Hong Kong Stock Exchange to us in January 2003 contains the following typical conditions:

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

     ii. brief details of the continuing connected transactions in each year as required by Rule 14.25(1)(A) to (D) of the Hong Kong Stock Exchange listing rules (i.e., the date or period of the transaction, the parties thereto and a description of their connected relationship, a brief description of the transaction and the purpose of the transaction, the total consideration and the terms, and the nature and the extent of the interest of the connected person in the transaction), must be disclosed in our annual report and accounts for the relevant year;

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

          b. have been entered into in accordance with the pricing policies as stated in our financial statements; and

          c. have been entered into in accordance with the terms of the agreement governing the transactions or, where there is no agreement, on terms that are not less favorable than terms available to or from independent third parties;

     For the purpose of the above review by our auditors, CNOOC has undertaken to us that it will provide the auditors with access to its relevant accounting records;

     v. the aggregate annual volume of transactions shall not exceed the proposed annual limits set out in the following table:


          ------------------- ---------------------------- ----------------------------------------------------
          Transaction         Annual Limit                 Basis for Determining the Annual Limits
          ------------------- ---------------------------- ----------------------------------------------------
          Materials,          10% of our audited           Under our initial waiver, the annual limit for
          utilities and       consolidated total           this category was 3.91% of our total revenues.
          ancillary           revenues in the preceding    The new annual limit is based on past transaction
          services supply     financial year               amounts and future projections.  We believe that
          agreements                                       new projects warrant the additional flexibility.
          ------------------- ---------------------------- ----------------------------------------------------
          Technical           In respect of the three      Our original waiver from the Hong Kong
          services            financial years ending       Stock Exchange limited this category of
                              December 31, 2005, Rmb       connected transactions to Rmb 2,367 million
                              5,853 million, Rmb 7,338     for the year ended December 31, 2002. The new
                              million and Rmb 4,880        annual limits take into consideration continued
                              million, respectively        expansion of existing oilfields and the development
                                                           of two new oilfields in the Bohai Bay, which
                                                           are expected to enter production by the end of
                                                           year 2004.
          ------------------- ---------------------------- ----------------------------------------------------
          Research and        In respect of the three      Under our initial waiver, the limit for this
          development         financial years ending       category was Rmb 52 million per year. The
          services for        December 31, 2005,           new annual limits are based on the amounts in




          ------------------- ---------------------------- ----------------------------------------------------
          particular          Rmb 141 million, Rmb         prior years and a projection of our future
          projects            148 million and Rmb          needs for such services.
                              153 million, respectively
          ------------------- ---------------------------- ----------------------------------------------------
          Sales of crude      In respect of the three      Our original waiver from the Hong Kong Stock
          oil,                financial years ending       Exchange limited this category of transactions to
          condensate oil      December 31, 2005, 42%,      Rmb 1,950 million (representing 18% of our audited
          and liquefied       56% and 82%, respectively,   consolidated revenues for the year ended December
          petroleum gas       of our audited               31, 2002). The new annual limits are based on the
                              consolidated total           amount of past sales and expected increases in
                              revenues in the              this category because of the ongoing development
                              preceding financial          of existing oilfields and the development of two
                              year                         new oilfields in the Bohai Bay. The increases also
                                                           reflect our anticipated need to use CNOOC's
                                                           refining processes for heavy crude oil from new
                                                           developments and the possibility that we may sell
                                                           an increasing proportion of our oil and gas to
                                                           CNOOC because of generally lower transportation
                                                           costs.
          ------------------- ---------------------------- ----------------------------------------------------
          General research    Rmb 110 million              The annual limit for this category of connected
          and development                                  transactions is the same as the limit under the
          services agreement                               previous waiver from the Hong Kong Stock Exchange
                                                           and takes into consideration our anticipated need
                                                           for these services.
          ------------------- ---------------------------- ----------------------------------------------------
          Lease and           Rmb 78 million               Under our initial waiver, the maximum amount of
          management                                       this category was Rmb 49 million. The new waiver
          services                                         amount is based on possible future expansion and
                                                           the unavailability of alternative providers.
          ------------------- ---------------------------- ----------------------------------------------------

     vi. we undertook that if any of the terms of the agreements or arrangements referred to above are altered or if we enter into any new agreements with any connected persons (within the meaning of the Hong Kong Stock Exchange listing rules) in the future or if the limits stated in (v) above are exceeded, we will comply with the standard disclosure and shareholder approval provisions in the Hong Kong Stock Exchange listing rules unless we apply for and obtain a separate waiver from the Hong Kong Stock Exchange.

     In addition to the connected transactions disclosed above, from time to time we place cash deposits with CNOOC Finance Corporation Limited, or CNOOC Finance. CNOOC Finance is a majority-owned subsidiary of CNOOC and operates as a non-bank finance company under the supervision of the People's Bank of China, or PBOC, the PRC central bank. We acquired a 31.8% interest in CNOOC Finance in September 2003. The interest rates offered by CNOOC Finance were the same as the rates promulgated by the PBOC which were applicable to account deposits with PRC banks or finance companies and ranged from 1.44% to 1.89% per annum. As of December 31, 2003, we had cash and cash equivalents and time deposits aggregating Rmb 3,898,000 placed with CNOOC Finance. On April 8, 2004, we entered into a framework agreement with CNOOC Finance. Pursuant to the framework agreement, we and our subsidiaries will from time to time utilize financial services from CNOOC Finance, including placing of cash deposits and other settlement services. The maximum outstanding balance for deposits, including interest receipts in respect of these deposits, placed with CNOOC Finance during the term of the framework agreement will not exceed Rmb 6,800 million. Such arrangement with CNOOC Finance was approved in the extraordinary general meeting of our shareholders on April 28, 2004.

     During 2003, we also imported oil into the PRC for trading, using CNOOC's import license. As of December 31, 2003, total sales to our customers through such arrangements amounted to approximately Rmb 1,470,832,000 (2002: Nil). The commission paid by the third party customers to CNOOC for the year amounted to approximately Rmb 8,825,000 (2002: Nil).

     For further information regarding related party transactions, see note 26 to our consolidated financial statements attached to this annual report.

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

     Following the reorganization of CNOOC and our establishment as a separate legal entity in October 1999, we paid a dividend of Rmb 1,045.4 million for fiscal year 1999 and declared and paid a final dividend of Rmb 6,426.4 million for fiscal year 2000. For fiscal year 2001, we declared and paid a dividend of Rmb 871.1 million. For fiscal year 2002, we declared and paid dividends of Rmb 2,265.1 million. For fiscal year 2003, we declared and paid dividends of Rmb 5,415.0 million (US$654.2 million). The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

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

     For the years ended December 31, 2001, 2002 and 2003, CNOOC China Limited made the following appropriations to the statutory reserves:


                                         For the year ended       For the year ended        For the year ended
                                          December 31, 2001         December 31, 2002        December 31, 2003
                                          -----------------         -----------------        -----------------
                                        Percentage                Percentage               Percentage
                                          of Net         Rmb        of Net         Rmb       of Net         Rmb
                                          Profits   (in millions)  Profits   (in millions)  Profits   (in millions)
                                        ----------  ------------- ---------- ------------- ---------- -------------
Reserve fund...........................    10%         587.0        10%         697.1         10%         818.1
Staff and workers' bonus and
   welfare fund........................   0.7%          40.0        --           --           --           --

B. SIGNIFICANT CHANGES

First Quarter 2004 Financial and Operating Results

     During the first quarter of 2004, our unaudited revenues from the sale of oil and gas were Rmb 7.7 billion. Our daily average crude oil production was 306,980 barrels per day during this period, compared to 308,777 barrels per day in 2003, while our daily average natural gas production was 323 million cubic feet per day, compared to 242 million cubic feet per day in 2003. The average net realized price of our crude oil was US$29.79 per barrel during the first quarter of 2004, compared to US$30.33 per barrel in 2003, while the average net realized price of our natural gas was US$2.80 per thousand cubic feet, compared to US$2.99 per thousand cubic feet in 2003.

Stock Split

     On March 17, 2004, our shareholders approved a five-for-one stock split of our shares. The stock split was effected by dividing each of our issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each. Our shareholders also approved an increase in the board lot size for trading on the Hong Kong Stock Exchange from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each. The ratio of our American depositary receipts listed on the New York Stock Exchange also changed such that each ADR now represents 100 subdivided shares of HK$0.02 each, as opposed to 20 shares of HK$0.10 each prior to the stock split.

ITEM 9. THE OFFER AND LISTING

     Not applicable, except for Item 9.A.4 and Item 9.C.

     We listed our shares on the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange in February 2001. Our shares are listed on the Hong Kong Stock Exchange under the stock code "883" and our ADSs are listed on the New York Stock Exchange under the symbol "CEO." On March 17, 2004, our shareholders approved a five-for-one stock split of our shares. The stock split was effected by dividing each of our issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each. The ratio of our American depositary shares listed on the New York Stock Exchange also changed such that each ADS now represents 100 subdivided shares of HK$0.02 each, as opposed to 20 shares of HK$0.10 each prior to the stock split. The following table sets forth, for the periods indicated, the high and low closing prices per share, as reported on the Hong Kong Stock Exchange and adjusted retroactively to reflect the stock split, and per ADS, as reported on the New York Stock Exchange.

                                        Hong Kong Stock Exchange                New York Stock Exchange
                                        ------------------------                -----------------------
Period                                 High                    Low            High                   Low
                                             (HK$ per share)                         (US$ per ADS)
2001.......................            1.74                    1.20           22.00                  15.70
2002.......................            2.33                    1.48           29.44                  19.01
2003.......................            3.54                    1.96           42.78                  23.83

2002 Financial Quarters
   1st Quarter.............            1.94                    1.48           24.92                  19.01
   2nd Quarter.............            2.19                    1.87           27.60                  23.84
   3rd Quarter.............            2.33                    1.92           29.44                  24.88
   4th Quarter.............            2.22                    1.87           28.48                  24.00

2003 Financial Quarters
   1st Quarter.............            2.19                    1.96           26.72                  23.83
   2nd Quarter.............            2.32                    1.98           29.00                  24.11
   3rd Quarter.............            2.92                    2.28           37.45                  30.18
   4th Quarter.............            3.54                    2.66           42.78                  34.52

2004 Financial Quarter
   1st Quarter.............            3.42                    3.02           46.80                  39.52

Last Six Months
   December 2003...........            3.54                    3.04           42.78                  38.80
   January 2004............            3.38                    3.02           46.80                  39.32
   February 2004...........            3.28                    3.09           42.60                  39.48
   March 2004..............            3.42                    3.05           43.70                  40.26
   April 2004..............            3.40                    2.67           43.60                  35.84
   May 2004................            3.40                    2.55           42.96                  34.40

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance of Hong Kong. Our company registration number in Hong Kong is 685974. Under section three of our memorandum of association, we have the capacity and the rights, powers and privileges of a natural person and in addition and without limit, we may do anything which we are permitted to do by any enactment or rule of law. The following are summaries of provisions of our memorandum of association and articles of association and the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). For further details, you should read our memorandum of association which was filed as an exhibit to our registration statement on Form F-1 (Registration No. 333-10862) and our articles of association, as amended, which is filed as an exhibit to this annual report.

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

     General Meetings

     We are required to hold an annual general meeting of shareholders each year within 15 months from the date of our last annual general meeting. We may also hold extraordinary general meetings of shareholders from time to time. Our board of directors may convene an extraordinary general meeting at will, and shall on requisition in accordance with the Companies Ordinance of Hong Kong, proceed to convene an extraordinary general meeting. Our annual general meeting and any extraordinary general meeting called for the purpose of passing a special resolution requires at least 21 days' prior notice, and any other general meeting requires at least 14 days' prior notice. The notice must specify the place, day and time of the meeting and, in the case of special business, the general nature of that business. The quorum for a general meeting is two shareholders present in person or by proxy. If within thirty minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition in accordance with the Companies Ordinance of Hong Kong, must be dissolved; but in any other case it must stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the Chairman of the meeting may determine. If at such adjourned meeting a quorum is not present within thirty minutes from the time appointed for the meeting, the member or members present in person or by proxy shall be a quorum and may transact the business for which the meeting is called.

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

     Interested Transactions

     Subject to the exceptions described below, none of our directors may vote on any contract, arrangement or proposal in which the director or any of his or her associates is materially interested. For this purpose, existence of material interest is presumed if a company, in which the director and/or his or her associates beneficially own 5% or more of any class of its shares or voting rights, is materially interested in the transaction. Our directors may, however, vote on the following matters:

     o any contract or arrangement to give security or indemnity to the director or his or her associates for money lent or obligations undertaken by such director or his or her associates at the request of or for the benefit of our company or subsidiaries;

     o any contract or arrangement to give security or indemnity to a third party for our debts or debts of our subsidiaries for which such director or his or her associates assumed responsibility by giving guarantee or security;

     o any contract or arrangement concerning offering of securities by us (or any company which we may promote or be interested in purchasing) for which the director or his or her associates participate in the underwriting or sub-underwriting;

     o any contract or arrangement in which the director or his or her associates are interested only by virtue of their interest in our securities;

     o any contract or arrangement concerning any other company in which the director or his or her associates are interested as an officer or executive or a shareholder in which the director or his or her associates are beneficially interested in shares of that company other than a company in which they in aggregate beneficially own more than 5% of the issued shares of any class or voting rights;

     o any proposal or arrangement concerning employee benefits that do not provide privileges to our directors or their associates, including employee share schemes and retirement, death or disability benefits schemes; and

     o any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our employees or employees of our subsidiaries under which the director or his or her associates may benefit.

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

     Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. The PRC government has stated publicly that it intends to make Renminbi freely convertible in the future. However, we cannot predict when the PRC government will allow free conversion of Renminbi into foreign currencies. Renminbi devaluation and fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. Renminbi devaluation and exchange rate fluctuations may adversely affect our results of operations and financial condition and may result in foreign exchange losses because of our substantial U.S. dollar and Japanese yen-denominated debts, expenses and other requirements. In addition, we may not be able to increase the Renminbi prices of our domestic sales to offset fully any depreciation of the Renminbi due to political, competitive or social pressures. We do not hedge exchange rate fluctuations between the Renminbi and foreign currencies and currently have no plans to do so. For further information on foreign exchange risks, foreign exchange rates and hedging activities, see "Item 3--Key Information--Selected Financial Data" and "Item 11--Qualitative and Quantitative Disclosure about Market Risk."

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

     A foreign corporation will be treated as a "passive foreign investment company" or "PFIC", for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis. Because the classification of certain of our interests for United States federal income tax purposes is uncertain and the PFIC rules are subject to administrative interpretation, however, no assurance can be given that we are not or will not be treated as a PFIC. The discussion below under "U.S. Holders Dividends" and "U.S. Holders Sale or Other Disposition of Shares or ADSs," assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes.

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

     Under current law, "qualified dividend income" received by an individual after December 31, 2002 and before January 1, 2009 is subject to United States federal income tax rates lower than those applicable to ordinary income. The top federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those individuals whose incomes fall in the 10-or 15 percent brackets. Based upon our existing and anticipated future operations and current assets, we believe that we are a "qualified foreign corporation" and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as "qualified dividend income" provided that such Holders satisfy applicable holding period requirements with respect to the ADSs and other application requirements. Dividends paid by foreign corporations that are classified as PFICs are not "qualified dividend income". See "PFIC Considerations" below.

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

     Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. In the last ten years, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. Recently, there has been wide expectation in the international market that the Chinese government will deregulate the Renminbi exchange rate. However, the Chinese government has not yet determined if or when the exchange rate will be deregulated. Currently, the Renminbi exchange rate remains stable. In case of any Renminbi exchange rate deregulation going forward, our existing assets denominated in U.S. dollars will face book conversion risks from the appreciation of Renminbi. As we prepaid majority of our Yen-denominated loans in 2002, the balance over Yen-denominated loans as of the end of 2003 was only 1.09 billion yen. Currently, since this outstanding of our Yen loans is hedged against foreign currency swaps, we do not expect any exchange risks relating to Japanese Yen in the future. For a discussion of our currency risk, see "Item 3--Key Information--Risk Factors--Risks relating to the PRC--Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition."

     Interest Rate Risk

     We are exposed to interest rate risk arising from our loans. An upward fluctuation in interest rates increases the cost of new debt. We may use interest rate swap transactions, from time to time, to adjust our interest rate exposure when considered appropriate, based on existing and anticipated market conditions.

     As of the end of 2003, all our foreign currency debts are at fixed interest rates. To balance our overall debt interest structure and to reduce our financial cost benefiting from the low interest rate market environment, during the period from July to September 2003, we arranged for an interest rate swap with three financial institutions by swapping the new offering of US$200 million 10-year global guaranteed notes in 2003 into floating interest rate. After the swap, we received fixed interest rate of 4.125% and paid floating interest rate at LIBOR minus 0.771% (weighted average interest rate). During the first interest swap in November 2003, LIBOR was approximately 1.2%. Through this swap, we made interest savings of US$2.02 million.

     Based on the series of robust economic data announced by the US in late 2003, we believed that the US economy had entered into a rapid growth period, with interest rate taking an upward trend. In January 2004, we captured the opportunity of significant drop of US treasury yield with the US's announcement of the poor performance of certain economic data, and terminated the above interest swap arrangement with net gains of US$10 million. This, in addition to the interest savings of US$2.02 million for the year 2003, resulted in cumulative net gains of US$12.02 million, representing the reduction of interest rate of the US$200 million guaranteed notes from 4.125% to 3.53%. As of December 31, 2003, our total outstanding debt, including both foreign currency-denominated and Renminbi-denominated loans, was US$110.0 million, all of which were fixed rate debts.

    The following table sets forth additional information about the expected maturity dates of our outstanding debt as of December 31, 2003.

                                                                                                                 Fair value
                                                                                                                   as of
                                                                                              2009                December
                                            2004     2005      2006       2007       2008   and after   Total     31, 2003
                                          -------   -------   -------   --------  --------  ---------  --------  -----------
                                                                  (Rmb in millions, except percentages)
Long-term debt, including current
   portion
   Fixed rate.......................         21       21        88         21         --       --         911      1,065
   Average interest rate............       8.685%   8.783%    8.906%     4.100%       --       --

Long-term guaranteed notes
   Fixed rate.......................          --       --        --         --        --      8,277     8,277      8,304
   Average interest rate............       5.666%   5.666%    5.666%     5.666%    5.666%     5.666%

     The above table takes into account our early repayment of certain loans in 2003. For additional discussions of our market risks, see "Item 3--Key Information--Risk Factors."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                   PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS

     None.

B. USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     (a) We have carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

     (b) There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Kenneth S. Courtis, our independent non-executive director, is an audit committee financial expert serving on our audit committee. Mr. Courtis is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

     Our board of directors adopted a Code of Ethics on August 28, 2003 as a guide to sensitize our senior managers to significant legal and ethical issues and to the mechanisms available to report illegal or unethical conduct. The Code is available on our internet website, www.cnoocltd.com. The Code addresses areas including regulatory compliance, insider trading, market misconduct, conflict of interest, corporate opportunities, protection and proper use of company assets, and public company reporting responsibility. All our senior managers must know and follow these principles of conduct to ensure our business is conducted with integrity and in compliance with the law. Any violation of our Code of Ethics is subject to disciplinary action, up to and including termination.

     Our Code of Ethics may be amended, modified or waived only by our board of directors. Any change or waiver, explicit or implicit, with respect to our Code of Ethics must be disclosed to our stockholders either in our annual report or on our internet website, www.cnoocltd.com.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Audit Fees

     The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements were Rmb 4,500,000 for fiscal year 2002 and Rmb 5,790,000 (US$699,554) for fiscal year 2003.

     Audit-Related Fees

     The aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of the our financial statements and are not reported under "Audit Fees" were Rmb 1,560,000 for fiscal year 2002 and Rmb 2,044,345 (US$247,000) for fiscal year 2003. The audit-related services provided included accounting advice, transaction support services and assistance in the implementation of Section 404 of the Sarbanes-Oxley Act.

     Tax Fees

     The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were nil for fiscal year 2002 and Rmb 778,000 (US$94,000) for fiscal year 2003.

     All other fees

     The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal year 2002 and Rmb 420,000 (US$50,000) for fiscal year 2003.

     Audit Committee's pre-approval policies and procedures

     The audit committee of our board of directors is responsible for the appointment, compensation and oversight of the work of our independent auditor. In 2003, our audit committee adopted a policy calling for the audit committee's pre-approval for the engagement of independent auditor for audit and permitted non-audit services. Our board of directors has also ratified the policy and procedures. Under this audit committee policy, proposed services may be pre-approved by the audit committee either on an annual basis or on a case-by-case basis. Appendices to the audit committee policy sets forth (1) the audit, audit-related, tax and other services that may be subject to the general annual pre-approval of the audit committee; (2) non-audit services of a routine and recurring nature that may be subject to specific pre-approval from the audit committee on a case-by-case basis; and (3) a list of prohibited non-audit services. The audit committee will periodically review and revise these attached lists based on its subsequent determinations. The audit committee policy also provides for procedures to establish annual fee levels or budgets for pre-approved services and ratios between different categories of pre-approved services. In addition, the audit committee policy contains provisions that deal with compliance, monitoring, reporting and other related matters.

     During 2003, 40.9% of the audit-related services, 4.5% of tax fees and 13.6% of all other fees paid to our principal accountant were approved by the audit committee. Our principal accountant audited our financial statements for 2003 solely through its full-time, permanent employees, without involvement of its part-time or temporary employees.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS

     On May 17, 2004, our board of directors approved a management proposal that allowed us to repurchase shares in the open market based on the general mandate approved by shareholders on May 29, 2003. The authorization permits the purchase of up to 10% of the issued share capital on the Hong Kong Stock Exchange in conformity with relevant regulatory conditions. Shares purchased under the program will be canceled. We have made the following purchases:

                                      Issuer Purchases of Equity Securities

                                                                            Total Number of
                                                                          Shares Purchased as     Maximum Number of
                                                                           Part of Publicly      Shares that May Yet
                             Total Number of       Average Price Paid     Announced Plans or     Be Purchased Under
Period                      Shares Purchased           per Share               Programs         the Plans or Programs
---------------------  -----------------------  -----------------------  --------------------  -------------------------
May 18, 2004                     5,427,000               HK$2.8615             5,427,000              41,058,501

May 24, 2004                     3,450,000               HK$3.0875             8,877,000              41,061,951


                                   PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See pages beginning on page F-1 following Item 19.

ITEM 19. EXHIBITS

     The following documents are filed as part of this annual report:

Exhibit
Number         Document
------         --------

1.1            Articles of Association of the Registrant.

1.2 Memorandum of Association of the Registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
               Number: 333-10862).

2.1 Form of Indenture, incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission (File Number: 1-14966).

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

Exhibit
Number         Document
------         --------

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

Exhibit
Number         Document
------         --------

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

Exhibit
Number         Document
------         --------

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

Exhibit
Number         Document
------         --------

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

4.38 Equity Transfer Agreement dated September 5, 2003 between CNOOC China Limited and CNOOC (Summary Translation).

4.39 Framework Agreement dated April 8, 2004 with CNOOC Finance Corporation Limited (Summary Translation).

8.1            List of Subsidiaries.

10.1 Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).

12.1           Certification by the Chief Executive Officer in accordance with
               Section 302 of the Sarbanes-Orley Act of 2002.

12.2           Certification by the Chief Financial Officer in accordance with
               Section 302 of the Sarbanes-Orley Act of 2002.

13.1 Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                  CNOOC Limited



                                  By:      /s/ Yunshi Cao
                                      ---------------------------------
                                      Name:    Yunshi Cao
                                      Title:   Company Secretary,
                                               General Counsel and
                                               Senior Vice President


Dated:  June 14, 2004

CNOOC LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                      INDEX TO FINANCIAL STATEMENTS

                                                                                                     Page
CNOOC LIMITED AND ITS SUBSIDIARIES
    Report of Independent Public Accountants...................................................      F-3
    Copy of Report of Independent Public Accountants previously issued by
      Arthur Andersen & Co ....................................................................      F-5
    Consolidated income statements for the years ended December 31, 2003, 2002,
      and 2001.................................................................................      F-6
    Consolidated balance sheets as of December 31, 2003 and 2002...............................      F-8
    Consolidated statements of changes in equity for the years ended December 31, 2003, 2002,
      and 2001.................................................................................      F-9
    Consolidated cash flow statements for the years ended December 31, 2003,
      2002, and 2001...........................................................................      F-10
    Notes to the consolidated financial statements.............................................      F-11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the shareholders of
CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated balance sheets of CNOOC Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of CNOOC Limited and its subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated March 27, 2002 expressed an unqualified opinion on those statements before the restatement adjustments described in notes 3, 15, 28 and 37.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards established by the Hong Kong Society of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed above, the financial statements of the Group as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. As described in note 3, in 2004, the Company's Board of Directors approved a five-for-one stock split, and all references to number of shares and per share information in the financial statements have been adjusted to reflect the stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information in the 2001 financial statements. Our procedures included (a) agreeing the authorisation for the five-for-one stock split to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, basic and diluted earnings per share. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Group other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

In addition, as described in note 37, the financial statements of the Group as of December 31, 2001 have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 143, Accounting for Assets Retirement Obligations, which was adopted by the Company as of January 1 2003. Our audit procedures with respect to the disclosures in note 37 with respect to 2001 included (a) agreeing the previously reported amount of net income and the liability for asset retirement obligation to the previously issued financial statements and the adjustments to pro forma amounts of net income and the liability for asset retirement obligation as a result of initially applying Statement No. 143 to the Company's underlying records obtained from management , and (b) testing the mathematical accuracy of the reconciliation of the previously reported amount of net income and the liability for asset obligation to the pro forma amounts of net income and the liability for asset retirement obligation, and the related earnings per share amounts. In our opinion, the disclosures for 2001 in note 37 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures, and accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Hong Kong ("Hong Kong GAAP").

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 37 to the consolidated financial statements.







 /s/  Ernst & Young
------------------------------------------------
Ernst & Young
Certified Public Accountants


Hong Kong
March 15, 2004, except notes 3, 15, 28 and 37, which are as of March 17, 2004.

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

Hong Kong GAAP does not conform to generally accepted accounting principles in the United States of America. A description of the significant differences between those two generally accepted accounting principles and the effect of those differences on net income and shareholders' equity is set forth in Note 39 to the consolidated financial statements.



ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong
March 27, 2002

                                                CNOOC LIMITED AND ITS SUBSIDIARIES
                                                  CONSOLIDATED INCOME STATEMENTS
                                       FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                   (All amounts expressed in thousands, except per share data)

                                        Notes             2001                 2002                 2003               2003
                                      ----------    -----------------    -----------------    -----------------    --------------
                                                        RMB'000              RMB'000              RMB'000             US$'000
REVENUE
   Oil and gas sales                    7,26              17,560,788           23,779,294           28,116,831         3,397,106
   Marketing revenues                      8               2,537,032            2,377,469           12,398,661         1,498,020
   Other income                                              721,737              217,052              434,781            52,531
                                                    -----------------    -----------------    -----------------    --------------

                                                          20,819,557           26,373,815           40,950,273         4,947,657
                                                    -----------------    -----------------    -----------------    --------------
EXPENSES
   Operating expenses                                     (2,329,130)          (3,775,334)          (4,512,809)         (542,242)
   Production taxes                                         (883,768)          (1,023,049)          (1,238,598)         (149,649)
   Exploration expenses                                   (1,039,297)          (1,318,323)            (848,072)         (102,465)
   Depreciation, depletion and
      amortisation                                        (2,566,920)          (4,019,532)          (4,642,753)         (560,943)
   Dismantlement                         27                  (90,367)            (126,139)            (167,326)          (20,217)
   Impairment losses related to
     property, plant and equipment       16                  (99,675)                   -                    -                 -
   Crude oil and product purchases        8               (2,453,312)          (2,326,338)         (12,295,238)       (1,485,524)
   Selling and administrative
     expenses                             9                 (615,389)          (1,006,540)          (1,212,523)         (146,498)
   Other                                                    (517,876)             (30,866)            (350,232)          (42,315)
                                                    -----------------    -----------------    -----------------    --------------

                                                         (10,595,734)         (13,626,121)         (25,267,551)       (3,052,853)
                                                    -----------------    -----------------    -----------------    --------------

PROFIT FROM OPERATING ACTIVITIES                          10,223,823           12,747,694           15,682,722         1,894,804

Interest income                                              317,706              147,870              183,576            22,180
Interest expenses                        10                 (116,634)            (294,792)            (354,940)          (42,884)
Exchange (loss)/gain, net                                    235,409             (113,814)              (6,746)             (815)
Short term investment income                                 220,650              193,277              123,483            14,919
Share of profit of an associate                               89,963              165,387              220,263            26,612
Non-operating (expense)/income, net                           34,941              (71,379)             314,968            38,055
                                                    -----------------    -----------------    -----------------    --------------

PROFIT BEFORE TAX                                         11,005,858           12,774,243           16,163,326         1,952,871

Tax                                      13               (3,048,227)          (3,541,416)          (4,627,836)         (559,140)
                                                    -----------------    -----------------    -----------------    --------------

NET PROFIT                                                 7,957,631            9,232,827           11,535,490         1,393,731
                                                    =================    =================    =================    ==============


The accompanying notes are an integral part of these financial statements.


                                             CNOOC LIMITED AND ITS SUBSIDIARIES
                                           CONSOLIDATED INCOME STATEMENTS (CONT'D)
                                    FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                 (All amounts expressed in thousands, except per share data)


                                       Notes            2001                2002                2003              2003
                                      ---------    ----------------    ---------------     ---------------    --------------
                                                       RMB'000            RMB'000             RMB'000            US$'000

DIVIDENDS
    Interim                              14                871,194            958,314           1,220,132           147,418
    Special interim                      14                      -                  -           1,568,741           189,537
    Proposed final                       14              1,306,740          1,307,408           1,050,460           126,918
    Proposed special final               14                      -          1,307,408           1,575,691           190,376
                                                   ----------------    ---------------     ---------------    --------------
                                                         2,177,934          3,573,130           5,415,024           654,249
                                                   ================    ===============     ===============    ==============

DIVIDENDS PER SHARE (after Stock Split)
    Interim                              14              RMB 0.022          RMB 0.024           RMB 0.030         US$ 0.004
    Special interim                      14                    N/A                N/A           RMB 0.038         US$ 0.005
    Proposed final                       14              RMB 0.032          RMB 0.032           RMB 0.026         US$ 0.003
    Proposed special final               14                    N/A          RMB 0.032           RMB 0.038         US$ 0.005

EARNINGS PER SHARE (after Stock Split)
    Basic                                15               RMB 0.20           RMB 0.22            RMB 0.28          US$ 0.03
    Diluted                              15               RMB 0.20           RMB 0.22            RMB 0.28          US$ 0.03

EARNINGS PER ADS (after Stock Split)
    Basic                                15              RMB 20.05          RMB 22.48           RMB 28.09          US$ 3.38
    Diluted                              15              RMB 20.04          RMB 22.47           RMB 28.06          US$ 3.38


The accompanying notes are an integral part of these financial statements.

                                             CNOOC LIMITED AND ITS SUBSIDIARIES
                                                CONSOLIDATED BALANCE SHEETS
                                       FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                            (All amounts expressed in thousands)

                                               Notes                2002                  2003                  2003
                                           --------------    --------------------   ------------------    -----------------
                                                                   RMB'000               RMB'000              US$'000

NON-CURRENT ASSETS
Property, plant and equipment, net              16                    36,071,820           43,123,801            5,210,265
Investments in associates                       17                       537,377            1,117,640              135,034
                                                             --------------------   ------------------    -----------------
                                                                      36,609,197           44,241,441            5,345,299
                                                             --------------------   ------------------    -----------------

CURRENT ASSETS
Accounts receivable, net                        18                     3,063,266            4,248,570              513,317
Inventories and supplies                        19                       848,605            1,092,926              132,049
Due from related companies                      26                       453,290              756,283               91,375
Other current assets                                                   1,060,955              757,355               91,504
Short term investments                          20                     6,531,278            5,684,333              686,787
Time deposits with maturities over three
  months                                                               4,690,000            2,323,000              280,667
Cash and cash equivalents                       26                     7,839,114           14,400,394            1,739,871
                                                             --------------------   ------------------    -----------------
                                                                      24,486,508           29,262,861            3,535,570
                                                             --------------------   ------------------    -----------------

TOTAL ASSETS                                                          61,095,705           73,504,302            8,880,869
                                                             ====================   ==================    =================

CURRENT LIABILITIES
Accounts payable                                21                     2,659,743            3,969,922              479,650
Other payables and accrued liabilities          22                     1,712,408            1,955,783              236,300
Current portion of long term bank loans         23                       297,518               20,618                2,491
Due to the parent company                     25, 26                     270,438              164,653               19,894
Due to related companies                        26                       231,592              474,223               57,296
Tax payable                                                            1,962,765            2,721,331              328,794
                                                             --------------------   ------------------    -----------------
                                                                       7,134,464            9,306,530            1,124,425
                                                             --------------------   ------------------    -----------------

NON-CURRENT LIABILITIES
Long term bank loans                            23                       941,093              889,575              107,479
Long term guaranteed notes                      24                     4,071,184            8,141,669              983,685
Provision for dismantlement                     27                     2,239,320            2,646,800              319,789
Deferred tax liabilities                        13                     6,141,156            5,783,196              698,732
                                                             --------------------   ------------------    -----------------
                                                                      13,392,753           17,461,240            2,109,685
                                                             --------------------   ------------------    -----------------

CAPITAL AND RESERVES
Issued capital                                  28                       876,978              876,978              105,957
Reserves                                        29                    39,691,510           45,859,554            5,540,802
                                                             --------------------   ------------------    -----------------
                                                                      40,568,488           46,736,532            5,646,759
                                                             --------------------   ------------------    -----------------

TOTAL EQUITY AND LIABILITIES                                          61,095,705           73,504,302            8,880,869
                                                             ====================   ==================    =================

The accompanying notes are an integral part of these financial statements.

                                              CNOOC LIMITED AND ITS SUBSIDIARIES
                                                STATEMENTS OF CHANGES IN EQUITY
                                     FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                             (All amounts expressed in thousands)

                                                                                         Statutory
                                                                           Cumulative     and non-
                                      Share        Share    Revaluation   translation  distributive    Retained
                                    capital      premium        reserve       reserve      reserve     earnings      Total
                                 ----------  -----------  ------------- -------------  -----------   -----------  ------------
                                    RMB'000      RMB'000        RMB'000       RMB'000      RMB'000       RMB'000       RMB'000
Balances at January 1, 2001         701,181   10,835,438        274,671        (6,350)     948,338     3,368,525    16,121,803
Issuance of ordinary shares         175,797    9,925,767              -             -            -             -    10,101,564
Net profit for the year                   -            -              -             -            -     7,957,631     7,957,631
Appropriation to statutory
  reserve                                 -            -              -             -      587,022      (587,022)            -
Dividends (Note 14)                       -            -              -             -            -      (871,194)     (871,194)
Foreign currency translation
    differences                           -            -              -           702            -             -           702
                                 ----------  -----------  ------------- -------------  -----------   -----------  ------------
Net gain not recognised in the
  income statement                        -            -              -           702            -             -           702
                                 ----------  -----------  ------------- -------------  -----------   -----------  ------------

Balances at January 1, 2002 as
  previously stated                 876,978   20,761,205        274,671        (5,648)   1,535,360     9,867,940    33,310,506
Cumulative effect of change in
  accounting policy                       -            -              -             -            -       298,157       298,157
                                 ----------  -----------  ------------- -------------  -----------   -----------  ------------

Balances at January 1, 2002
   as restated                      876,978   20,761,205        274,671        (5,648)   1,535,360    10,166,097    33,608,663
Net profit for the year                   -            -              -             -            -     9,232,827     9,232,827
Appropriation to statutory
   reserve                                -            -              -             -      697,050      (697,050)            -
Dividends (Note 14)                       -            -              -             -            -    (2,265,054)   (2,265,054)
Foreign currency translation
  differences                             -            -              -        (7,948)           -             -        (7,948)
                                 ----------  -----------  ------------- -------------  -----------   -----------  ------------
Net loss not recognised in the
  income statement                        -            -              -        (7,948)           -             -        (7,948)
                                 ----------  -----------  ------------- -------------  -----------   -----------  ------------

Balances at January 1, 2003         876,978   20,761,205        274,671       (13,596)   2,232,410    16,436,820    40,568,488
Net profit for the year
Appropriation to statutory                -            -              -             -            -    11,535,490    11,535,490
   reserve                                -            -              -             -      818,079      (818,079)            -
Dividends (Note 14)
Transfer to/(from) reserve                -            -              -             -            -    (5,403,689)   (5,403,689)
  (Note 1)                                -            -              -             -    5,000,000    (5,000,000)            -
Foreign currency translation
  differences                             -            -              -        36,243            -             -        36,243
                                 ----------  -----------  ------------- -------------  -----------   -----------  ------------

Net gains not recognised in
  the income statement                    -            -              -        36,243            -             -        36,243
                                 ----------  -----------  ------------- -------------  -----------   -----------  ------------

Balances at 31 December 2003        876,978   20,761,205        274,671        22,647    8,050,489    16,750,542    46,736,532
                                 ==========  ===========  ============= =============  ===========   ===========  ============

Note 1: During the year, one of the Company's subsidiaries - CNOOC China Limited increased its share capital through the reinvestment of its retained earnings from prior periods. The reinvestment was approved by the relevant government authorities in October 2003.

* These reserve accounts comprise the consolidated reserves of RMB 45,859,554,000 (2002: RMB 39,691,510,000) on the consolidated balance sheet.

The accompanying notes are an integral part of these financial statements.

                                            CNOOC LIMITED AND ITS SUBSIDIARIES
                                            CONSOLIDATED CASH FLOW STATEMENTS
                                   FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                           (All amounts expressed in thousands)

                                                  Notes        2001             2002            2003            2003
                                                 -------  ---------------    -----------    -------------   --------------
                                                              RMB'000         RMB'000         RMB'000         US$'000
OPERATING ACTIVITIES
Cash generated from operations                    31(a)        14,024,982      17,406,915      21,142,911       2,554,510
Income taxes paid                                              (2,611,450)     (3,013,279)     (3,514,807)       (424,663)
Income tax refund                                                       -         167,065               -               -
Interest received                                                 317,706         147,870         183,576          22,180
Dividends received                                                 99,000          90,000          90,000          10,874
Short-term investment income received                              53,641          79,679          55,840           6,747
Interest paid                                                    (124,422)       (136,222)       (138,801)        (16,770)
                                                          ---------------    -----------    -------------   --------------
Net cash from operating activities                             11,759,457      14,742,028      17,818,719       2,152,878
                                                          ---------------    ------------   -------------   --------------

INVESTING ACTIVITIES

Acquisition of and prepayment for oil and gas
     properties                                   31(b)                 -      (4,734,174)     (4,100,900)       (495,475)
Additions of property, plant and equipment                     (4,342,622)     (6,832,746)     (8,271,564)       (999,379)
Proceeds from disposals of property, plant and
  equipment                                                         6,313             446               -               -
Investment in an associate                                              -               -        (450,000)        (54,370)
(Increase)/decrease in time deposits with
  maturities over three months                                  1,374,512      (2,640,000)      2,367,000         285,983
Additions of short term investments                            (8,699,312)     (3,399,413)     (8,144,702)       (984,052)
Disposals of short term investments                               308,506       5,882,305       9,087,581       1,097,971
Increase in amounts due from related companies                    (13,831)              -               -               -
                                                          ---------------    ------------   -------------   --------------

Net cash used in investing activities                         (11,366,434)    (11,723,582)     (9,512,585)     (1,149,322)
                                                          ---------------    ------------   -------------   --------------

FINANCING ACTIVITIES
Issue of long term guaranteed notes                                     -       4,059,345       3,995,773         482,774
Repayment of bank loans                                        (3,497,533)     (3,367,347)       (336,938)        (40,709)
Dividends paid                                                 (4,268,517)     (2,265,054)     (5,403,689)       (652,880)
Increase/ (decrease) in amount due to the
  parent company                                               (1,657,004)              -               -               -
Proceeds from issue of share capital                           10,101,564               -               -               -
Proceeds from new bank loans                                    2,500,000               -               -               -
Increase in amounts due to related companies                       25,564               -               -               -
                                                          ---------------    ------------   -------------   --------------

Net cash (used in)/from financing activities                    3,204,074      (1,573,056)     (1,744,854)       (210,815)
                                                          ---------------    ------------   -------------   --------------


NET INCREASE IN CASH AND CASH EQUIVALENTS                       3,597,097       1,445,390       6,561,280         792,741

Cash and cash equivalents at beginning of year                  2,796,627       6,393,724       7,839,114         947,130
                                                          ---------------    ------------   -------------   --------------


CASH AND CASH EQUIVALENTS AT END OF YEAR                        6,393,724       7,839,114      14,400,394       1,739,871
                                                          ---------------    ------------    ------------   --------------

ANALYSIS OF BALANCES OF CASH AND CASH
  EQUIVALENTS

Cash and bank balances                                          6,393,724       7,839,114      14,400,394       1,739,871
                                                          ===============    ============   =============   ==============

The accompanying notes are an integral part of these financial statements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

1.       CORPORATE INFORMATION

         CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on August 20, 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum.

         In the opinion of the directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

         Particulars of the principal subsidiaries are as follows:

                                     Place and date of                             Percentage of
                                     incorporation/           Nominal value of            equity
                                     registration and          issued ordinary   attributable to
         Name                        operations                  share capital       the Company   Principal activities
         -------------------------   ---------------------       --------------  ---------------  ---------------------
         Directly held subsidiaries:

         CNOOC China Limited         Tianjin, the PRC            RMB15 billion              100%     Offshore petroleum
                                     September 15, 1999                                                    exploration,
                                                                                                           development,
                                                                                                    production and sale
                                                                                                             in the PRC

         CNOOC International         British Virgin                       US$2              100%     Investment holding
         Limited                     Islands
                                     August 23, 1999

         China Offshore Oil          Singapore                     S$3 million              100%     Sale and marketing
         (Singapore) International   May 14, 1993                                                  of petroleum outside
         Pte., Ltd.                                                                                          of the PRC

         CNOOC Finance (2002)        British Virgin                   US$1,000              100%          Bond issuance
         Limited                     Islands
                                     January 24, 2002

         CNOOC Finance (2003)        British Virgin                   US$1,000              100%          Bond issuance
         Limited                     Islands
                                     April 2, 2003


         Indirectly held subsidiaries*:

         Malacca Petroleum Limited   Bermuda                         US$12,000              100%     Offshore petroleum
                                     November 2, 1995                                                      exploration,
                                                                                                        development and
                                                                                                          production in
                                                                                                              Indonesia


         OOGC America, Inc.          State of Delaware,               US$1,000              100%     Investment holding
                                     United States of
                                     America
                                     September 2, 1997

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

1.       CORPORATE INFORMATION (CONT'D)

                                     Place and date of                             Percentage of
                                     incorporation/           Nominal value of            equity
                                     registration and          issued ordinary   attributable to
         Name                        operations                  share capital       the Company   Principal activities
         -------------------------   ---------------------       --------------  ---------------  ---------------------
         Indirectly held subsidiaries* (cont'd):

         OOGC Malacca Limited        Bermuda                         US$12,000              100%     Offshore petroleum
                                     November 2, 1995                                                      exploration,
                                                                                                        development and
                                                                                                          production in
                                                                                                              Indonesia

         CNOOC Southeast Asia        Bermuda                         US$12,000              100%     Investment holding
         Limited                     May 16, 1997

         CNOOC ONWJ Ltd.             Labuan, F.T.,                        US$1              100%     Offshore petroleum
                                     Malaysia                                                              exploration,
                                     March 27, 2002                                                     development and
                                                                                                          production in
                                                                                                              Indonesia

         CNOOC SES Ltd.              Labuan, F.T.,                        US$1              100%     Offshore petroleum
                                     Malaysia                                                              exploration,
                                     March 27, 2002                                                     development and
                                                                                                          production in
                                                                                                              Indonesia

         CNOOC Poleng Ltd.           Labuan, F.T.,                        US$1              100%     Offshore petroleum
                                     Malaysia                                                              exploration,
                                     March 27, 2002                                                     development and
                                                                                                          production in
                                                                                                              Indonesia

         CNOOC Madura Ltd.           Labuan, F.T.,                        US$1              100%     Offshore petroleum
                                     Malaysia                                                              exploration,
                                     March 27, 2002                                                     development and
                                                                                                          production in
                                                                                                              Indonesia

         CNOOC Blora Ltd.            Labuan, F.T.,                        US$1              100%      Onshore petroleum
                                     Malaysia                                                              exploration,
                                     March 27, 2002                                                     development and
                                                                                                          production in
                                                                                                              Indonesia

*        Indirectly held through CNOOC International Limited.


                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

2.       IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE
         ("SSAPs")

         The following new and revised SSAPs are effective for the first time for the current year's financial statements:

         o   SSAP 12 (Revised): "Income taxes"
         o SSAP 35: "Accounting for government grants and disclosure of government assistance"

         SSAP 12 (Revised) prescribes the basis for accounting for income taxes payable or recoverable, arising from the taxable profit or loss for the current period (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carryforward of the unused tax losses (deferred tax).

         The SSAP 12 (Revised) has had no significant impact for these financial statements on the amounts recorded for income taxes. However, the related note disclosures are now more extensive than previously required. These are detailed in note 13 to the financial statements and include a reconciliation between the accounting profit and the tax expense for the year.

         SSAP 35 prescribes the accounting for government grants and other forms of government assistance.

         The adoption of the SSAP 35 has had no significant impact for these financial statements.


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         Basis of preparation
         --------------------


         These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") and the requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention as modified by the revaluation of land and buildings and short term investments.

         Basis of consolidation
         ----------------------


         The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2003. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

         Subsidiaries
         ------------

         A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

         The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         Associates
         ----------

         An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

         The Group's share of the post-acquisition results and reserves of the associate is included in the consolidated income statement and consolidated reserves, respectively. The Group's proportionate interests in the associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The results of the associate are included in the Company's income statement to the extent of dividend received and receivable.

         Related parties
         ---------------

         Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

         Impairment of assets
         --------------------

         An assessment is made whenever events or changes in circumstances indicate that there is any indication of impairment of any assets, or when there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

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

         Property, plant and equipment
         -----------------------------

         Property, plant and equipment comprise oil and gas properties, land and buildings, and vehicles and office equipment.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         Property, plant and equipment (cont'd)
         --------------------------------------

         (i)  Oil and gas properties

              For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development costs, including those renewals and betterments which extend the economic lives of the assets, and the borrowing costs arising from borrowings used to finance the development of oil and gas properties before they are substantially ready for production are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

              Exploratory wells are evaluated for economic viability within one year of completion. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

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

         (ii) Land and buildings

              Land and buildings represent the onshore buildings and the land use rights and are stated at valuation less accumulated depreciation and accumulated impairment losses. Professional valuations are performed periodically with the last valuation performed on December 31, 2000. In the intervening years, the directors review the carrying value of land and buildings and adjustment is made where in the directors' opinion there has been a material change in value. Any increase in land and building valuation is credited to the revaluation reserves; any decrease is first offset against an increase in earlier valuation in respect of the same property and is thereafter charged to the income statement. Depreciation is calculated on the straight-line basis at annual rate estimated to write off the valuation of each asset over its expected useful life, ranging from 30 to 50 years.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         Property, plant and equipment (cont'd)

         (iii) Vehicles and office equipment

               Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years.

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

         Research and development costs

         All research costs are charged to the income statement as incurred.

         Development expenditure (other than relating to oil and gas properties discussed above) incurred on projects is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible and have commercial value. Development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

         Trade and other receivables

         Trade and other receivables are stated at their cost, after provision for doubtful accounts.

         Short term investments

         Short term investments are investments in debt and equity securities not intended to be held on a continuing basis and are stated at their fair values at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement in the period in which they arise.

         Inventories and supplies

         Inventories consist primarily of oil and supplies consist mainly of items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Supplies are capitalised to property, plant and equipment when used for renewals and betterments of oil and gas properties and have resulted in an increase in the future economic values of oil and gas properties or are recognised as expenses when used.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

          Cash and cash equivalents

          For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are payable on demand and form an integral part of the Group's cash management. For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, and term deposits with maturities of three months or less which are not restricted to use.

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

          Provisions for dismantlement are made based on the present value of the future costs expected to be incurred, on a property-by-property basis, in respect of the Group's expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

          Income tax

          Income tax comprises current and deferred tax. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in same or a different period directly in equity.

          Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

          Deferred tax liabilities are recognised for all taxable temporary differences:

          o except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

          o in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

          Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

          o except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

          Income tax (cont'd)

          o in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

          The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

          Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

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

               Oil and gas lifted and sold by the Group above or below the Group's participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year end oil prices. Settlement will be in kind when the liftings are equalised or in cash when production ceases.

               The Group has entered into a gas sales contract with a customer which contains take-or-pay clauses. The clauses require the customer to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, the customer must pay for the deficiency gas, even though the gas is not taken. The customer can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until any make-up gas is taken by the customer or the expiry of the contract.

          (ii) Marketing revenues

               Marketing revenues represent sales of oil purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil through the Company's subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil sold is included in crude oil and product purchases.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

          Revenue recognition (cont'd)

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

          Retirement and termination benefits

          The Group provides defined contribution plans based on local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 5% to 22.5% of employees' basic salaries. The Group's contributions to these defined contribution plans are charged to expense in the year to which they relate.

          Share option schemes

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

          Dividends

          Final and final special dividends proposed by the directors are classified as a separate allocation of retained earnings within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

          Interim and interim special dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

          Borrowing costs (cont'd)

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

          Foreign currencies

          The books and records of the Company and its subsidiary in China are maintained in Renminbi ("RMB"). Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement.

          On consolidation, the financial statements of overseas subsidiaries are translated into RMB using the net investment method. The income statements of overseas subsidiaries are translated into RMB at the weighted average exchange rates for the year, and their balance sheets are translated into RMB at the exchange rate ruling at the balance sheet date. The resulting translation differences are included in the cumulative translation reserve.

          For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

          Repairs, maintenance and overhaul costs

          Repairs, maintenances and overhaul costs are normally charged to the income statement as operating expenses in the period in which they are incurred.

          Financial instruments

          The Group has interest rate and currency swap contracts with financial institutions. Those financial instruments not designated as hedging instruments are carried at fair value, with any changes in fair value thereof included in the income statement.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

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

          Stock Split

          On March 17, 2004, the Company's shareholders approved a five-for-one share split of the Company's shares (the "Stock Split"). The Stock Split was effected by dividing each of the Company's issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each, and to increase the board lot size for trading on the Stock Exchange of Hong Kong Limited from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each. The ratio of the Company's ADR listed on the New York Stock Exchange also changed such that each ADR now represents 100 subdivided common shares of HK$0.02 each, as opposed to 20 common shares of HK$0.10 each prior to the Stock Split. All references in the consolidated financial statements referring to share, share option and per share amounts of the shares of the Company have been adjusted retroactively for the Stock Split.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi unless otherwise stated)

4.       ACQUISITIONS

         (i) During the year, the Company acquired from British Petroleum ("BP") an equivalent of 12.5% stake in the proposed joint venture known as the Tangguh LNG Project of Indonesia ("Tangguh LNG Project") for approximately US$275 million through the acquisition of certain interests in production sharing contracts ("PSCs") which was effective as at January 1, 2003 (the "Tangguh Acquisition"). The Tangguh LNG Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. The Tangguh LNG Project partners have signed a conditional 25-year Liquefied Natural Gas ("LNG") Supply Contract (the "LNG Supply Contract") to provide up to 2.6 million tons per annum of LNG to the Fujian LNG terminal project in the PRC, beginning in 2007. The Company completed the Tangguh Acquisition on February 8, 2003. CNOOC has an equity interest in the Fujian LNG terminal project.

               In addition, a repurchase agreement (the "Repurchase Agreement") was entered into whereby put options and call options are granted to the Company and the sellers, respectively, to sell or to repurchase the interests in the above-mentioned PSCs. The options are exercisable if:

               (1) the LNG Supply Contract is terminated due to the non-satisfaction of the conditions precedent to the LNG Supply Contract on or before December 31, 2004; or

               (2) the LNG Supply Contract is otherwise legally ineffective on or before December 31, 2004.

               The exercise prices of the options are determined based on the original consideration paid plus adjustments stipulated in the Repurchase Agreement.

               The consideration paid of approximately US$275 million (equivalent to approximately RMB2,276,578,000) and subsequent cash calls paid are included as a prepayment in property, plant and equipment as at December 31, 2003.

         (ii) In addition, the Company increased its interest in Qinhuangdao 32-6, a PSC oilfield in Bohai Bay, from 51% to 75.5% by acquiring the 24.5% interest of BP China Exploration and Production Company for a cash consideration of US$150 million, plus working capital adjustments . The acquisition was completed in July 2003.

         (iii) The Company also acquired the remaining 49% interest in Liuhua 11-1, a PSC oilfield in Southern China, from BP China Exploration and Production Company and Kerr-McGee China Petroleum Limited, for a total cash consideration of US$40 million, plus working capital adjustments. The acquisition was completed in July 2003.

         (iv) Pursuant to a conditional agreement dated August 27, 2001, the Group finalised the agreement to acquire a 30% interest in certain oil and gas fields in the Xihu Trough in the East China Sea of the PRC from CNOOC. The total consideration of US$45 million was paid in 2001 and the transaction was completed in August 2003.

         (v) During the year, the Company invested RMB450 million in CNOOC Finance Corporation Limited ("CNOOC Finance"), a share treasury operation of its parent company, China National Offshore Oil Corporation and other affiliated group companies. The Company's investment represents 31.8% share of the registered capital of CNOOC Finance. The consideration was paid in full on December 31, 2003.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

5.        PRODUCTION SHARING CONTRACTS

          PRC

          For production sharing contracts in the PRC, the foreign parties to the contracts ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

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

          After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the "proportional method" under which the Group recognises its share of development costs, revenues and expenses from such operations based on its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners' share of development costs and revenues and expenses from such operations.

          Part of the Group's annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interests according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners based on their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

6.        SEGMENT INFORMATION

          The Group is organised on a worldwide basis into three major operating segments. Segment information is presented by way of two segment formats: (i) on a primary reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi unless otherwise stated)

6.       SEGMENT INFORMATION (CONT'D)

(a)      Business segments (continued)

      The following tables present revenues, profit and certain assets, liabilities and expenditures information for the Group's business segments.



                                                    Independent operations                  Production sharing contracts
                                          ------------------------------------------------------------------------------------
Segment revenue                                  2001           2002          2003           2001         2002           2003
---------------
                                              RMB'000        RMB'000       RMB'000        RMB'000      RMB'000        RMB'000
Sales to external customers:

    Oil and gas sales                       9,845,019     10,318,549    12,040,587      7,023,926   13,460,745     16,076,244

    Marketing revenues                              -              -             -              -            -              -

Intersegment revenues                               -              -             -        691,843    1,023,547      3,730,797

Other income                                  558,368         43,513         8,468        123,312      133,108        424,493
                                           -----------   ------------   -----------    -----------  -----------  -------------
Total                                      10,403,387     10,362,062    12,049,055      7,839,081   14,617,400     20,231,534
                                           -----------   ------------   -----------    -----------  -----------  -------------

Segment results
---------------

Operating expenses                         (1,183,252)    (1,268,360)   (1,597,004)    (1,145,878)  (2,506,974)    (2,933,805)

Production taxes                             (525,454)      (556,583)     (626,897)      (355,544)    (466,466)      (611,701)

Exploration costs                            (955,475)    (1,241,759)     (590,541)       (83,822)     (76,564)      (257,531)

Depreciation, depletion and
   amortisation                            (1,531,184)    (1,635,131)   (1,855,983)    (1,035,736)  (2,384,401)    (2,786,770)
Dismantlement                                 (41,530)       (72,751)      (96,206)       (48,837)     (53,388)       (71,120)
Impairment losses related to
   property, plant and equipment              (60,907)             -             -        (38,768)           -              -

Crude oil and product purchases                     -              -             -              -   (1,023,547)    (3,730,797)

Selling and administrative expenses           (35,686)       (38,548)      (62,247)          (100)    (553,537)      (666,369)

Other                                        (514,655)             -       (36,406)             -      (30,866)      (313,826)

Interest income                                     -              -             -              -        3,831         14,302

Interest expense                              (69,437)       (62,081)      (60,358)       (13,871)     (17,100)       (20,817)

Exchange (loss)/gain, net                           -              -             -              -          794            124

Short term investment income                        -              -             -              -            -              -

Share of profit of an associate                     -              -             -              -            -              -

Non-operating (expense)/income, net            18,267        (85,414)            -              -         (220)             -

Tax                                                 -              -             -              -            -              -
                                           -----------   ------------   -----------    -----------  -----------  -------------

Net profit                                  5,504,074      5,401,435     7,141,413      5,116,525    7,508,962      8,853,224
                                           -----------   ------------   -----------    -----------  -----------  -------------

Other information
-----------------

Segment assets                             15,422,016     16,899,455    36,087,581     10,295,857   22,446,447     26,821,223

Investment in an associate                                         -             -              -            -              -

Total assets                               15,422,016     16,899,455    36,087,581     10,295,857   22,446,447     26,821,223

Segment liabilities                        (4,254,418)    (3,033,327)   (3,554,720)    (3,372,175) (10,200,032)   (12,620,113)

Capital expenditures                        1,922,074      2,770,640     5,960,071      2,398,601    4,396,933      2,264,625
                                           ===========    ===========    ==========    ===========  ============  ============


                                               Trading business                                    Unallocated
                                     ----------------------------------------------------------------------------------------------
Segment revenue                               2001          2002          2003          2001           2002          2003
---------------
                                            RMB'000       RMB'000       RMB'000       RMB'000        RMB'000       RMB'000
Sales to external customers:

    Oil and gas sales                               -              -             -              -            -              -

    Marketing revenues                      3,228,875      2,377,469    12,398,661              -            -              -

Intersegment revenues                               -              -             -              -            -              -

Other income                                        -             -              -         40,057       40,431          1,820
                                            ---------   ------------   -----------    -----------  -----------   -------------

Total                                       3,228,875      2,377,469    12,398,661         40,057       40,431          1,820
                                          -----------   ------------   -----------    -----------  -----------   -------------

Segment results
---------------

Operating expenses                                  -              -             -              -            -              -

Production taxes                                    -              -             -         (2,770)           -              -

Exploration costs                                   -              -             -              -            -              -
Depreciation, depletion
    and amortisation                                -              -             -              -            -              -
Dismantlement                                       -              -             -              -            -              -
Impairment losses related to
    property, plant and equipment                   -              -             -              -            -              -

Crude oil and product purchases            (3,145,155)    (2,326,338)  (12,295,238)             -            -              -

Selling and administrative
    expenses                                        -              -             -       (579,603)    (414,455)      (483,907)

Other                                               -              -             -         (3,221)           -              -

Interest income                                     -              -             -        317,706      144,039        169,274

Interest expense                                    -              -             -        (33,326)    (215,611)      (273,765)

Exchange (loss)/gain, net                           -              -             -        235,409     (114,608)        (6,870)

Short term investment income                        -              -             -        220,650      193,277        123,483

Share of profit of an associate                     -              -             -         89,963      165,387        220,263

Non-operating (expense)/income, net                 -              -             -         16,674       14,255        314,968

Tax                                                 -              -             -     (3,048,227)  (3,541,416)    (4,627,836)
                                          -----------   ------------   -----------    -----------  -----------  -------------

Net profit                                     83,720         51,131       103,423     (2,746,688)  (3,728,701)    (4,562,570)
                                          -----------   ------------   -----------    -----------  -----------   -------------

Other information
-----------------

Segment assets                                368,670        630,704     2,629,009     17,771,115   20,581,722      6,848,849

Investment in an associate                          -              -             -        461,990      537,377      1,117,640

Total assets                                  368,670        630,704     2,629,009     18,233,105   21,119,099      7,966,489

Segment liabilities                          (106,862)       (21,665)   (2,173,828)    (3,275,687)  (7,272,193)    (8,419,109)

Capital expenditures                                -              -             -         18,063       37,652         46,868
                                         ============   ============  ============   ============  ===========    ============


                                                         Eliminations                               Consolidated
                                        ------------------------------------------------------------------------------------------
                                                   2001         2002          2003            2001          2002            2003
Segment revenue                                 RMB'000      RMB'000       RMB'000         RMB'000       RMB'000         RMB'000
---------------

Sales to external customers:

    Oil and gas sales                                 -            -             -      16,868,945    23,779,294      28,116,831

    Marketing revenues                                -            -             -       3,228,875     2,377,469      12,398,661

Intersegment revenues                          (691,843)  (1,023,547)   (3,730,797)              -             -               -

Other income                                          -            -             -         721,737       217,052         434,781
                                              ----------  -----------   -----------    -----------  -------------  --------------

Total                                          (691,843)  (1,023,547)   (3,730,797)     20,819,557    26,373,815      40,950,273
                                              ----------  -----------   -----------    -----------  -------------  --------------


Segment results
---------------

Operating expenses                                    -            -             -      (2,329,130)   (3,775,334)     (4,512,809)

Production taxes                                      -            -             -        (883,768)   (1,023,049)     (1,238,598)

Exploration costs                                     -            -             -      (1,039,297)   (1,318,323)       (848,072)
Depreciation, depletion and amortisation              -            -             -      (2,566,920)   (4,019,532)     (4,642,753)
Dismantlement                                         -            -             -         (90,367)     (126,139)       (167,326)
Impairment losses related to property,
    plant and equipment                               -            -             -         (99,675)            -               -

Crude oil and product purchases                 691,843    1,023,547     3,730,797      (2,453,312)   (2,326,338)    (12,295,238)

Selling and administrative expenses                   -            -             -        (615,389)   (1,006,540)     (1,212,523)

Other                                                 -            -             -        (517,876)      (30,866)       (350,232)

Interest income                                       -            -             -         317,706       147,870         183,576

Interest expense                                      -            -             -        (116,634)     (294,792)       (354,940)

Exchange (loss)/gain, net                             -            -             -         235,409      (113,814)         (6,746)

Short term investment income                          -            -             -         220,650       193,277         123,483

Share of profit of an associate                       -            -             -          89,963       165,387         220,263

Non-operating (expense)/income, net                   -            -             -          34,941       (71,379)        314,968

Tax                                                   -            -             -      (3,048,227)   (3,541,416)     (4,627,836)
                                              ----------  -----------   -----------    -----------  -------------  --------------
Net profit                                                                               7,957,631     9,232,827      11,535,490
                                              ----------  -----------   -----------    -----------  -------------  --------------

Other information
-----------------

Segment assets                                        -            -             -      43,857,658    60,558,328      72,386,622

Investment in an associate                            -            -             -         461,990       537,377       1,117,640

Total assets                                          -            -             -      44,319,648    61,095,705      73,504,302

Segment liabilities                                   -            -             -     (11,009,142)  (20,527,217)    (26,767,770)

Capital expenditures                                  -            -             -       4,338,738     7,205,225       8,271,564
                                              ==========  ===========   ===========    ===========  =============  ==============



                                                                     F-25

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

6.        SEGMENT INFORMATION (CONT'D)

          (b)  Geographical segments

               In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the Group's customers, and assets are attributed to the segments based on the location of the Group's assets.

               The Group mainly engaged in the exploration, development and production of crude oil and natural gas in offshore China. Approximately 62% of the total revenue of the Group is contributed by PRC customers, and therefore, the Group's activities are conducted predominantly in the PRC. Any activities outside PRC are conducted in Indonesia and Singapore. An analysis by geographical segment is as follows:

                                           PRC                           Outside PRC                          Total
                            -----------------------------      ------------------------------      ------------------------------
                              2001        2002      2003         2001       2002         2003        2001        2002       2003
                            -------     -------   -------      -------     -------     -------     -------     -------    -------
                            RMB'000     RMB'000   RMB'000      RMB'000     RMB'000     RMB'000     RMB'000     RMB'000    RMB'000
          External sales  18,104,658  22,781,301  25,416,466  2,714,899   3,592,514  15,533,807  20,819,557  26,373,815 40,950,273
          Segment assets  43,783,409  50,647,452  61,357,931    536,239  10,448,253  12,146,371  44,319,648  61,095,705 73,504,302
          Capital
            expenditures   4,311,241   6,453,798   7,727,171     27,497     751,427     544,393   4,338,738   7,205,225  8,271,564

          (c) An analysis of sales to major customers by business segment is as follows:

                                                                2001                2002                 2003
                                                           ----------------    ----------------    -----------------
                                                               RMB'000             RMB'000             RMB'000
               Production sharing contracts
               China Petroleum & Chemical Corporation         2,861,847           3,707,536            3,848,361
               PetroChina Company Limited                     1,126,127           1,187,571            1,446,169
               Castle Peak Power Company Limited              1,205,649           1,247,639              841,285
                                                           ------------        ------------        -------------
                                                              5,193,623           6,142,746            6,135,815
                                                           ------------        ------------        -------------

               Independent operations
               China Petroleum & Chemical Corporation         3,420,685           3,183,341            3,126,708
               PetroChina Company Limited                       194,460                   -                    -
                                                           ------------        ------------        -------------
                                                              3,615,145           3,183,341            3,126,708
                                                           ------------        ------------        -------------
                                                              8,808,768           9,326,087            9,262,523
                                                           ============        ============        =============

7.        OIL AND GAS SALES

                                                                2001                2002                 2003
                                                           ----------------    ----------------    -----------------
                                                               RMB'000             RMB'000             RMB'000
          Gross sales                                        19,663,251          26,086,646           30,556,967
          Royalties                                            (283,014)           (464,113)            (478,454)
          PRC government share oil                           (1,819,449)         (1,843,239)          (1,961,682)
                                                           ------------        ------------        -------------

                                                             17,560,788          23,779,294           28,116,831
                                                           ============        ============        =============


                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

8.        MARKETING PROFIT

                                                                2001                2002                 2003
                                                           ----------------    ----------------    -----------------
                                                               RMB'000             RMB'000             RMB'000

          Marketing revenues                                  2,537,032           2,377,469           12,398,661
          Crude oil and product purchases                    (2,453,312)         (2,326,338)         (12,295,238)
                                                           ------------        ------------        -------------
                                                                 83,720              51,131              103,423
                                                           ============        ============        =============


9.        SELLING AND ADMINISTRATIVE EXPENSES

                                                                2001                2002                 2003
                                                           ----------------    ----------------    -----------------
                                                               RMB'000             RMB'000             RMB'000
          Salary and staff benefits                             228,782             390,376              393,165
          Utility and office expenses                            89,462             100,502               90,801
          Recovery of doubtful accounts                          (4,966)                  -                    -
          Transportation and entertainment                       64,923              64,319               74,218
          Rentals and maintenance                               121,483              75,738              107,310
          Management fee                                              -             151,860              219,771
          Selling expenses                                       38,069              38,548               30,686
          Provision for  inventory obsolescence                       -                   -                8,745
          Other                                                  77,636             185,197              287,827
                                                           ------------        ------------        -------------
                                                                615,389           1,006,540            1,212,523
                                                           ============        ============        =============

10.      INTEREST EXPENSES

                                                                2001                2002                 2003
                                                           ----------------    ----------------    -----------------
                                                               RMB'000             RMB'000             RMB'000
          Interest on bank loans which are:
             - wholly repayable within five years               219,045             177,156               81,539
             - not wholly repayable within five years            81,634                   -                    -
          Interest expense to the parent company                  8,415                   -                    -
          Interest on long term guaranteed notes                      -             215,028              391,005
          Other borrowing costs                                   6,510              12,426               34,933
                                                           ------------        ------------        -------------
          Total interest                                        315,604             404,610              507,477

          Less: Amount capitalised in property, plant
                      and equipment (note 16)                  (198,970)           (187,714)            (245,783)
                                                           ------------        ------------        -------------
                                                                116,634             216,896              261,694
          Other finance costs:
          Increase in discounted amount of provisions
            arising from the passage of time (note 27)                -              77,896               93,246
                                                           ------------        ------------        -------------
                                                                116,634             294,792              354,940
                                                           ============        ============        =============

          The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 9.15% per annum for the year ended December 31, 2003. (2002:
          2.35% to 9.15%, 2001: 2.35% to 9.15%).

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

11.       DIRECTORS' REMUNERATION

          Directors' remuneration for the years disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, is as follows:

                                                                2001                2002                 2003
                                                           ----------------    ----------------    -----------------
                                                               RMB'000             RMB'000             RMB'000

          Fees for executive directors                                -                   -                    -
          Fees for non-executive directors                          890                 890                1,000

          Other emoluments for executive directors
             - Basic salaries and allowances                      6,106               6,654                6,327
             - Bonus                                                560               1,109                2,100
             - Pension scheme contribution                          207                 214                  207
             - Other                                              1,500               1,500                1,425

          The number of directors whose remuneration fell within the following bands is as follows:

                                                                              Number of Directors
                                                           ---------------------------------------------------------
                                                                2001                2002                 2003
                                                           ----------------    ----------------    -----------------
          Nil to HK$1,000,000                                         6                   8                    6
          HK$1,000,001- HK$1,500,000                                  -                   -                    1
          HK$1,500,001- HK$2,000,000                                  2                   2                    -
          HK$2,000,001- HK$2,500,000                                  -                   1                    -
          HK$2,500,001- HK$3,000,000                                  1                   -                    2
                                                           ------------        ------------        -------------
                                                                      9                  11                    9
                                                           ============        ============        =============

          There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

          No value in respect of the share options granted during the year (note 28) has been charged to the income statement, or is otherwise included in the above directors' remuneration disclosures.

12.       FIVE HIGHEST PAID EMPLOYEES

          Details of the remuneration of the five highest paid employees during the year are as follows:

                                                                2001                2002                 2003
                                                           ----------------    ----------------    -----------------
                                                               RMB'000             RMB'000             RMB'000
          Basic salaries and allowances                           7,280               8,227               15,857
          Bonus                                                   1,280               2,518                2,550
          Pension scheme contributions                              416                 505                1,332
          Other                                                   1,500               2,732                2,743

          Number of directors                                         4                   4                    -
          Number of employees                                         1                   1                    5

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

12.       FIVE HIGHEST PAID EMPLOYEES (CONT'D)

          The number of highest paid employees whose remuneration fell within the following bands is as follows:

                                                                              Number of Employees
                                                           ---------------------------------------------------------
                                                                2001                2002                 2003
                                                           ----------------    ----------------    -----------------
          Nil to HK$1,000,000                                         1                   1                    -
          HK$1,500,001- HK$2,000,000                                  2                   2                    -
          HK$2,500,001- HK$3,000,000                                  2                   1                    -
          HK$3,500,001- HK$4,000,000                                  -                   -                    3
          HK$4,500,001- HK$5,000,000                                  -                   1                    -
          HK$5,000,001- HK$5,500,000                                  -                   -                    2
                                                           ----------------    ----------------    -----------------
                                                                      5                   5                    5
                                                           ================    ================    =================

         No value in respect of the share options granted during the year (note 28) has been charged to the income statement, or is otherwise included in the above five highest paid employees disclosures.

13.      TAX

         (i)    Income tax

                The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operated. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

                The Company's subsidiary, CNOOC China Limited, is a wholly foreign-owned enterprise established in the PRC. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations.

                The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 22%, for its oil trading activities and other income generating activities, respectively. The Company's subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. The Company's subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at the rate of 43.125% instead of the standard rate of 48% after the application of the Malaysian Tax Treaty as recognised by the Indonesian tax authorities. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the year presented.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

13.      TAX (CONT'D)

         (i)    Income tax (cont'd)

                An analysis of the provision for tax in the consolidated income statement was as follows:


                                                                   2001               2002             2003
                                                              ----------------    -------------    -------------
                                                                  RMB'000            RMB'000          RMB'000
                  Overseas income taxes
                      - Current                                        20,401          406,493          654,988
                      - Deferred                                            -           26,094         (179,134)
                  PRC enterprise income tax
                      - Current                                     2,715,409        2,786,938        3,623,157
                      - Deferred                                      312,417          321,891          528,825
                                                              ----------------    -------------    -------------

                  Tax charge for the year                           3,048,227        3,541,416        4,627,836
                                                              ================    =============    =============

                  A reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group is as follows:

                                                                            2001          2002         2003
                                                                         ----------    ----------   ----------
                                                                                 %             %            %
                Statutory PRC enterprise income tax rate                    33.0          33.0         33.0
                Effect of tax exemption granted                             (3.0)         (3.0)        (3.0)
                Effect of different tax rates for overseas
                subsidiaries                                                (1.2)          0.2         (0.1)
                Tax credit from government                                     -          (2.1)        (1.5)
                Tax effect on other permanent differences                   (1.1)         (0.4)         0.2
                                                                         ----------    ----------   ----------
                Effective income tax rate                                   27.7          27.7         28.6
                                                                         ----------    ----------   ----------

                  The tax effect of significant temporary differences of the Group was as follows:

                                                                                           2002                 2003
                                                                                      ---------            ---------
                                                                                        RMB'000              RMB'000
                  Deferred tax assets
                      - Provision for retirement and termination benefits                86,602              114,758
                      - Provision for dismantlement                                     671,796              775,725
                      - Provision for impairment of property, plant
                            and equipment and write-off of unsuccessful
                            exploratory drillings                                       933,636              759,454
                                                                                      ---------            ---------
                                                                                      1,692,034            1,649,937
                                                                                      ---------            ---------

                  Deferred tax liabilities
                      - Accelerated amortisation allowance for oil
                             and gas properties                                      (7,833,190)          (7,433,133)
                                                                                      ---------            ---------

                  Net deferred tax liabilities                                       (6,141,156)          (5,783,196)
                                                                                      =========            =========

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

13.      TAX (CONT'D)

         (i) Income tax (cont'd)

             As at December 31, 2003, there was no significant unrecognised deferred tax liability (2002: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries and associates as the Group had no liability to additional tax should such amounts be remitted.

             There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

             SSAP 12 (Revised) was adopted during the year, as further explained in note 2 to the financial statements. There was no material impact on the Group's financial statements upon the adoption of the SSAP.

        (ii) Other taxes

             The Company's PRC subsidiary pays the following taxes:

             - production taxes equal to 5% of independent production and production under production sharing contracts; and

             -  business tax of 3% to 5% on other income.

14.      DIVIDENDS

         Dividends per share are calculated after Stock Split.

         The directors have recommended a final dividend of HK$0.024 per ordinary share totalling HK$985,699,879 (approximately equivalent to RMB1,050,460,000) and a special final dividend of HK$0.036 per ordinary share totalling HK$1,478,549,818 (approximately equivalent to RMB1,575,691,000) for the year ended December 31, 2003.

         The payment of future dividends will be determined by the Company's board of directors. The payment of dividends will depend upon, among other things, future earnings, capital requirements and financial conditions and general business conditions of the Company. The Company's ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associated companies. As the controlling shareholder, CNOOC will be able to influence the Company's dividend policy.

         Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars and dividends to the American Depositary Share ("ADS") holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADSs.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

15.      EARNINGS PER SHARE

         The calculations of basic and diluted earnings per share after Stock Split are based on:

                                                              2001                      2002                  2003
                                                      ----------------------      ------------------   -------------------
                                                             RMB'000                   RMB'000              RMB'000
         Earnings
         --------
         Net profit attributable to shareholders,
             used in the basic and diluted earnings
             per share calculations                             7,957,631                 9,232,827           11,535,490

         Shares (after Stock Split)                                            Number of shares
         --------------------------                   --------------------------------------------------------------------
                                                              2001                      2002                  2003
                                                      ----------------------      ------------------   -------------------
         Weighted average number of ordinary shares
              in issue during the year used in
              basic earnings per share calculation         39,706,916,525            41,070,828,275       41,070,828,275

         Weighted average number of ordinary shares
              assumed issued at no consideration on
              deemed exercise of all share options
              outstanding during the year                       4,527,490                25,598,645          39,510,820
                                                      ----------------------      ------------------   -------------------

         Weighted average number of ordinary shares
              used in diluted earnings per share
              calculation                                  39,711,444,015            41,096,426,920      41,110,339,095
                                                      ======================      ==================   ===================


         Net income per ADS for the three years ended December 31, 2003 has been computed by dividing net income by the number of ADS outstanding. Each ADS represented 100 shares.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

16.      PROPERTY, PLANT AND EQUIPMENT, NET

         Movements in the property, plant and equipment of the Group are as follows:

                                                                              2003
                                              ----------------------------------------------------------------------
                                                                                  Vehicles and
                                                 Oil and gas        Land and         office
                                                 properties         buildings       equipment           Total
                                              ------------------    -----------   ---------------  -----------------
                                                   RMB'000          RMB'000          RMB'000             RMB'000
         Cost or valuation:
         At beginning of year                      58,321,780         824,781           93,720         59,240,281
         Purchase price allocation adjustment        (707,623)              -                -           (707,623)
         Additions                                  8,538,930               -           46,868          8,585,798
         Acquisition (including prepayments)        4,025,441               -                -          4,025,441
         Disposals and write-off                      (39,798)              -             (604)           (40,402)
         Exchange realignment                            (902)              -              (82)              (984)
                                              ------------------    -----------   ---------------  -----------------

         End of year                               70,137,828         824,781          139,902         71,102,511
                                              ==================    ===========   ===============  =================

         Analysis of cost or valuation
         At cost                                   70,137,828               -          139,902         70,277,730
         At revaluation                                     -         824,781                -            824,781
                                              ------------------    -----------   ---------------  -----------------
                                                   70,137,828         824,781          139,902         71,102,511
                                              ==================    ===========   ===============  =================

         Accumulated depreciation, depletion
            and amortisation:
         At beginning of year                     (23,059,600)        (81,027)         (27,834)       (23,168,461)
         Depreciation provided during the
            year                                   (4,779,271)        (25,374)          (6,045)        (4,810,690)
         Disposals                                          -               -              584                584
         Exchange realignment                            (234)              -               91               (143)
                                              ------------------    -----------   ---------------  -----------------

         End of year                              (27,839,105)       (106,401)         (33,204)       (27,978,710)
                                              ==================    ===========   ===============  =================

         Net book value:
         Beginning of year                         35,262,180         743,754           65,886         36,071,820
                                              ==================    ===========   ===============  =================

         End of year                               42,298,723         718,380          106,698         43,123,801
                                              ==================    ===========   ===============  =================

         Had the property, plant and
           equipment been carried at cost
           less accumulated depreciation,
           depletion and amortisation,
           the carrying amount of each
           class would have been:
         Cost                                      70,137,828         550,110          139,902         70,827,840
         Accumulated depreciation,
           depletion and amortisation             (27,839,105)        (71,348)         (33,204)       (27,943,657)
                                              ------------------    -----------   ---------------  -----------------
                                                   42,298,723         478,762          106,698         42,884,183
                                              ==================    ===========   ===============  =================

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

16.      PROPERTY, PLANT AND EQUIPMENT, NET (CONT'D)

                                                                                 2002
                                                  ---------------------------------------------------------------------
                                                                                      Vehicles and
                                                    Oil and gas       Land and           office
                                                    properties       buildings          equipment            Total
                                                  ---------------  ---------------  -----------------  ----------------
                                                      RMB'000          RMB'000            RMB'000           RMB'000
         Cost or valuation:
         At beginning of year as restated            42,692,547        824,781            57,900           43,575,228
         Purchase price allocation adjustment                 -              -                 -                    -
         Additions                                    7,419,956              -            37,653            7,457,609
         Acquisition (including prepayments)          8,646,487              -                 -            8,646,487
         Disposals and write-off                       (438,011)             -            (2,011)            (440,022)
         Exchange realignment                               801              -               178                  979
                                                  ---------------  ---------------  -----------------  ----------------
         End of year                                 58,321,780        824,781            93,720           59,240,281
                                                  ===============  ===============  =================  ================

         Analysis of cost or valuation
         At cost                                     58,321,780              -            93,720           58,415,500
         At revaluation                                       -        824,781                 -              824,781
                                                  ---------------  ---------------  -----------------  ----------------

                                                     58,321,780        824,781            93,720           59,240,281
                                                  ===============  ===============  =================  ================

         Accumulated depreciation, depletion
            and amortisation:
         At beginning of year as restated           (18,932,893)       (55,653)          (22,335)         (19,010,881)
         Depreciation provided during the year       (4,126,625)       (25,374)           (7,110)          (4,159,109)
         Disposals                                            -              -             1,777                1,777
         Exchange realignment                               (82)             -              (166)                (248)
                                                  ---------------  ---------------  -----------------  ----------------

         End of year                                (23,059,600)       (81,027)          (27,834)         (23,168,461)
                                                  ===============  ===============  =================  ================

         Net book value:
         Beginning of year as restated               23,759,654        769,128            35,565           24,564,347
                                                  ===============  ===============  =================  ================


         End of year                                 35,262,180        743,754            65,886           36,071,820
                                                  ===============  ===============  =================  ================

         Had the property, plant and
            equipment been carried at cost
            less accumulated depreciation,
            depletion and amortisation, the
            carrying amount of each class
            would have been:
         Cost                                        58,321,780        550,110            93,720           58,965,610
         Accumulated depreciation, depletion and
            amortisation                            (23,059,600)       (55,131)          (27,834)         (23,142,565)
                                                  ---------------  ---------------  -----------------  ----------------

                                                     35,262,180        494,979            65,886           35,823,045
                                                  ===============  ===============  =================  ================

         During the year, the Company finalised the purchase price allocation for the oil and gas properties acquired as a result of the acquisition of the subsidiaries from Repsol YPF, S.A. in April 2002 and an adjustment of approximately RMB707 million was made to reduce the fair value of the oil and gas properties acquired with a corresponding adjustment made to reduce the deferred tax liabilities.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

16.      PROPERTY, PLANT AND EQUIPMENT, NET (CONT'D)

         The consideration paid of US$275 millions (equivalent to approximately RMB2,276,578,000) and subsequent cash paid of approximately US$19,200,000 for the Tangguh LNG Project (see note 4(i)) has been included as a prepayment in oil and gas properties as at December 31, 2003.

         Included in the current year additions represented an amount of RMB 245,783,000 (2002: RMB187,714,000) in respect of interest capitalised in property, plant and equipment.

         The land and buildings of the Group are held outside Hong Kong with lease terms of 50 years.

         The land and buildings were revalued by an independent valuer, Sallmanns (Far East) Limited, Chartered Surveyors (the "Valuer") as at December 31, 2000 using a depreciated replacement cost approach. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the property being appraised in accordance with current construction costs for similar property in the locality with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The Valuer assumed that the assets would be used for the purposes for which they are presently used and did not consider alternative uses. Certain land use rights which were previously granted by the PRC government at no cost.

17.      INVESTMENTS IN ASSOCIATES

         Investments in associates represent (1) a 30% equity interest of CNOOC China Limited in Shanghai Petroleum and Natural Gas Company Limited ("SPC"). SPC was incorporated on September 7, 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sale in the South Yellow Sea and East China Sea areas. The issued and paid-up capital of SPC is RMB900 million; and (2) a 31.8% equity interest of CNOOC China Limited in CNOOC Finance Corporation Limited ("CNOOC Finance"). CNOOC Finance was incorporated on May 13, 2002 in the PRC with limited liability and is principally engaged in deposit-takings and money lending activities for the CNOOC Group. The issued and paid-up capital of CNOOC Finance is RMB1,415 million.

                                            2002                    2003
                                  -----------------------  -------------------
                                           RMB'000                 RMB' 000
                                  -----------------------   ------------------
         Share of net assets               537,377                1,117,640
                                  =======================   ==================

         The directors are of the opinion that the underlying value of the investments in associates is not less than the carrying amount of the associates as at December 31, 2003 and 2002.

18.      ACCOUNTS RECEIVABLE, NET

         The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The customers are required to make payment within 30 days after the delivery of oil and gas. As at December 31, 2003 and 2002, substantially all the accounts receivable were aged within six months.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

19.      INVENTORIES AND SUPPLIES

                                                                             2002                 2003
                                                                       ------------------  --------------
                                                                           RMB'000              RMB'000
          Materials and supplies                                             585,431            809,827
          Oil in tanks                                                       263,174            291,844
          Less: Provision for inventories obsolescence                             -             (8,745)
                                                                       ------------------  ---------------
                                                                             848,605          1,092,926
                                                                       ==================  ===============

20.      SHORT TERM INVESTMENTS

         As at December 31, 2003 and 2002, short term investments mainly represented investments in liquidity funds and were stated at fair value at the balance sheet date. Details of the short term investments were as follows:

                                                                                      2002               2003
                                                                              -----------------  ----------------
                                                                                    RMB'000            RMB'000
          Unlisted investments, at fair value
              Liquidity funds                                                     5,537,191          3,767,179
              Corporate bonds                                                       951,876          1,876,880
              Common stock                                                           42,211             40,274
                                                                              -----------------  -----------------
                                                                                  6,531,278          5,684,333
                                                                              =================  =================

21.      ACCOUNTS PAYABLE

         As at December 31, 2003 and 2002, substantially all the accounts payable were aged within six months.


22.      OTHER PAYABLES AND ACCRUED LIABILITIES

                                                                                2002                  2003
                                                                         ----------------     -----------------
                                                                               RMB'000              RMB'000
          Accrued payroll and welfare payable                                   149,501              149,532
          Provision for retirement and termination benefits                     211,321              290,955
          Accrued expenses                                                      793,823              926,867
          Advances from customers                                                60,101               10,864
          Royalties payable                                                     208,214              205,113
          Other payables                                                        289,448              372,452
                                                                         ----------------     -----------------
                                                                              1,712,408            1,955,783
                                                                         ================     =================

         As at December 31, 2003, deferred revenue from gas sales contracts amounted to approximately RMB1,208,000 (2002: RMB5,582,000) and was included in other payables.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


23.      LONG TERM BANK LOANS

         As at December 31, 2003, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

                                   Interest rate and final maturity                        2002               2003
                                   ------------------------------------------------    -------------      -------------
                                                                                           RMB'000           RMB'000
           RMB denominated bank     Fixed interest rate at 5.94% per annum
            loans                    through to 2005                                         57,270                  -

           US$ denominated bank     Floating LIBOR rate with maturities through
            loans                    to 2003                                                259,907                  -

                                    Fixed interest rate of 9.15% per annum with
                                     maturities through 2006                                827,730            827,615

           Japanese Yen
            denominated bank        Fixed interest rate of 4.1% per annum with
            loans                    maturities through to 2007                              93,704             82,578
                                                                                       -------------      -------------
                                                                                          1,238,611            910,193

           Less: Current portion of long term bank loans                                   (297,518)           (20,618)
                                                                                       -------------      -------------
                                                                                            941,093            889,575
                                                                                       =============      =============

         As at December 31, 2003, all the bank loans of the Group were unsecured and none (2002: RMB259,907,000) of the outstanding borrowings were guaranteed by CNOOC.

         The maturities of the long term bank loans are as follows:

                                                                                            2002                 2003
                                                                                       -------------      -------------
                                                                                            RMB'000            RMB'000
          Balances due:
         - Within one year                                                                  297,518             20,618
         - After one year but within two years                                               27,541             24,364
         - After two years but within three years                                            48,341            846,471
         - After three years but within four years                                          846,471             18,740
         - After four years but within five years                                            18,740                  -
                                                                                       -------------      -------------
                                                                                          1,238,611            910,193

         Amount due within one year shown under current liabilities                        (297,518)           (20,618)
                                                                                       -------------      -------------
                                                                                            941,093            889,575
                                                                                       =============      =============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

23.      LONG TERM BANK LOANS (CONT'D)

         Supplemental information with respect to long term bank loans:

                                                                            Maximum         Average         Weighted
                                                           Weighted          amount          amount          average
                                                            average     outstanding     outstanding    interest rate
                                           Balance    interest rate      during the      during the       during the
         For the year ended            at year end      at year end            year           year*           year**
         31 December                       RMB'000                          RMB'000         RMB'000
         --------------------         ------------    -------------    ------------     -----------    -------------
         2003                              910,193            8.69%       1,238,611       1,074,403            7.94%
         2002                            1,238,611            7.19%       4,487,539       2,863,075            6.11%

         * The average amount outstanding is computed by dividing the total of outstanding principal balances as at 1 January and 31 December by two.

         ** The weighted average interest rate is computed by dividing the total of weighted average interest rates as at 1 January and 31 December by two.

24.      LONG TERM GUARANTEED NOTES

         On March 1, 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on January 24, 2002 and a wholly-owned subsidiary of the Company, issued US$500 million of principal amount of 6.375% guaranteed notes due in 2012. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

         On May 21, 2003, CNOOC Finance (2003) Limited, a company incorporated in the British Virgin Islands on April 2, 2003 and a wholly-owned subsidiary of the Company, issued US$200 million of principal amount of 4.125% guaranteed notes due in 2013 and US$300 million of principal amount of 5.500% guaranteed notes due in 2033. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

25.      BALANCES WITH THE PARENT COMPANY

         As at December 31, 2003 and 2002, the balances with CNOOC were unsecured, interest-free and were repayable on demand.

26.      RELATED PARTY TRANSACTIONS

         The Group has entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, the provision of technical services, the provision of research and development services, the provision of bank guarantees and various other commercial arrangements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

26.      RELATED PARTY TRANSACTIONS (CONT'D)

         In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

                                                            Notes        2001           2002          2003
                                                           --------  -----------   ------------  ------------
                                                                        RMB'000       RMB'000       RMB'000
         Materials, utilities and ancillary services        (i)         814,913       789,167     1,018,066
         Technical services                                 (ii)      2,366,961     3,279,596     3,828,282
         Research and development services                  (iii)       160,349       167,354        83,280
         Lease and property management services             (iv)         45,524        54,421        56,867

         Included in:
            Exploration expenses                                        619,505       593,059       487,293
            Operating expenses                                          869,386       993,825     1,176,601
            Selling and administrative expenses                         173,844       190,449       191,349

         Capitalised under property, plant and equipment              1,725,012     2,513,205     3,131,252

         (i)      Materials, utilities and ancillary services

                  CNOOC China Limited has entered into materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary services.

                  The materials, utilities and ancillary services are provided at:

                  -        state-prescribed prices; or
                  - where there is no state-prescribed price, at market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties; or
                  - where neither of the prices mentioned above is applicable, at the cost to CNOOC's affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

         (ii)     Technical services

                  CNOOC China Limited has entered into technical service agreements with certain affiliates of CNOOC. According to the agreements, the Group uses the technical services including:

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


26.      RELATED PARTY TRANSACTIONS (CONT'D)

         (iii)    Research and development services

                  Under the terms of a general research and development services agreement with CNOOC's subsidiary, China Offshore Oil Research Centre (the "Centre"), the Group pays the Centre for a term of three years from December 31, 2002, with an annual amount of RMB110 million. In addition, the Group also pays the Centre for research and development for particular projects. The services include the following:

                  -        geophysical exploration services;
                  -        seismic data processing;
                  -        comprehensive exploration research services; and
                  -        information technology services.

         (iv)     Lease and property management services

                  The Group has entered into lease and property agreements with the affiliates of CNOOC for the leasing of various office, warehouse and residential premises. The lease charges are based on the prevailing market rates.

         (v) Sales of crude oil, condensated oil and liquefied petroleum gas

                  The Group sells crude oil, condensate oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the year ended December 31, 2003, the total sales amounted to approximately RMB8,324,108,000 (2002:
                  RMB4,361,852,000).

         During the year, the Group placed certain deposits with CNOOC Finance Corporation Limited ("CNOOC Finance"), a subsidiary of CNOOC. CNOOC Finance is a non-bank finance company supervised by the People's Bank of China (the "PBOC") and the Company is one of its customers. In the PRC, deposit rate is set by PBOC which is applicable to all financial institutions. The interest rates offered by CNOOC Finance were the same as the rates promulgated by the PBOC which were applicable to account deposits with PRC banks or finance companies and ranged from 1.44% to 1.89% per annum. The deposits placed with CNOOC Finance as at December 31, 2003 amounted to approximately RMB3,898,000. As explained in note 4 to the financial statements, the Company also acquired a 31.8% interests in CNOOC Finance as at December 31, 2003.

         During the year, the Company, through its wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., imported oil into the PRC for trading, using CNOOC's import licence. For year ended December 31, 2003, the total sales to its customers through such arrangements amounted to approximately RMB1,470,832,000 (2002:
         Nil). The commission paid by the third party customers to CNOOC for the year amounted to approximately RMB 8,825,000 (2002: Nil).

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

27.      PROVISION FOR DISMANTLEMENT

         Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. The provision for dismantlement has been classified under long term liabilities. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised during the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year income statement charge represents the amortisation charge on the dismantlement liabilities capitalised in accordance with SSAP 28 and is included in the accumulated depreciation, depletion and amortisation in note 16.

         The details of the provision for dismantlement are as follows:
                                                                                      2002                  2003
                                                                                  -------------    -------------------
                                                                                      RMB'000               RMB'000
         At beginning of year:                                                       1,909,041              2,239,320
         Additional during the year and capitalised in oil and gas properties          252,383                314,234
         Increase in discounted amount of provisions arising from the
             passage of time                                                            77,896                 93,246
                                                                                  ------------     -------------------
         End of year                                                                 2,239,320              2,646,800
                                                                                  =============    ===================

28.      SHARE CAPITAL

         Shares (before stock split)
         ---------------------------
                                                                        Number of Shares          Share capital
                                                                        -----------------      -----------------
                                                                                                     HK$'000
         Authorised:
         Ordinary shares of HK$0.10 each at December 31, 2003 and
             2002                                                        15,000,000,000             1,500,000
                                                                        =================       =================


                                                                                                          Share capital
                                                                       Number of      Share capital       equivalent of
                                                                          Shares            HK$'000            RMB'000
                                                                   -------------      -------------       --------------
         Issued and fully paid:
         Ordinary shares of HK$0.10 each at December 31,
             2003 and 2002                                         8,214,165,655            821,417             876,978
                                                                   =============      =============       ==============


         Shares (after stock split)
         --------------------------
                                                                       Number of Shares          Share capital
                                                                       ----------------          --------------
                                                                                                       HK$'000
         Authorised:
         Ordinary  shares of HK$0.02  each at December 31, 2003
             and 2002                                                    75,000,000,000             1,500,000
                                                                       ================          ==============

                                                                                                               Share capital
                                                                                          Share capital        equivalent of
                                                                   Number of Shares             HK$'000              RMB'000
                                                                   ----------------       -------------        -------------
         Issued and fully paid:
         Ordinary  shares of HK$0.02  each at December 31,
             2003 and 2002                                           41,070,828,275             821,417             876,978
                                                                   ================       ==============       ==============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

28.      SHARE CAPITAL (CONT'D)

         Share options scheme

         The Company has adopted share option schemes which provide for the grant for options to the Company's senior management. Under these share option schemes, the remuneration committee of the Company's board of directors will from time to time propose for the board's approval for the recipient of and number of shares underlying each option. These schemes provide for issuance of options exercisable for shares granted under these schemes as described below not exceeding 10% of the total number of the Company's outstanding shares, excluding shares issued upon exercise of options granted under the schemes from time to time.

         On February 4, 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

         1. options for an aggregate of 4,620,000 shares have been granted;

         2. the subscription price per share is HK$5.95; and

         3. the period during which an option may be exercised as follows:

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

         3.   the period during which an option may be exercised is follows:

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

28.      SHARE CAPITAL (CONT'D)

         Share options scheme (cont'd)

         In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on September 1, 2001, no further options will be granted under the 2001 Share Option Scheme.

         In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

         Under the 2002 Share Option Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the next grant of share options shall not exceed 1% of the total issued share capital of the Company from time to time.

         According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of the grant, except that such price may not be set below a minimum price which is the highest of:

              1.  the nominal value of shares;

              2. the average closing price of the shares on The Stock Exchange of Hong Kong Limited (the "HKSE") as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of the grant of the option; and

              3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheet on the date of the grant of the option.

         On February 24, 2003, the board of directors approved to grant options in respect of 8,410,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$10.54 per share. The market price was HK$10.55 per share preceding the options granted. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule;

         1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

         2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

         3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

28.      SHARE CAPITAL (CONT'D)

         Share options scheme (cont'd)

         The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

         No options granted under the share option scheme and the pre-global offering share option scheme have been exercised since the date of the grant and up to the date when the board of directors approved the financial statements. The total number of options exercisable as of December 31, 2003 was 10,500,000.

29.      RESERVES

         According to the laws and regulations of the PRC and articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers' bonus and welfare funds, which are appropriated from net profit and after making good losses from previous years, but before dividend distribution. CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP") to the general reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriation to staff and workers' bonus and welfare funds, which is determined at the discretion of CNOOC China Limited's directors, is expensed as incurred under Hong Kong GAAP. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or increase capital. The staff and workers' bonus and welfare fund can only be used for special bonuses or collective welfare of employees, and assets acquired through this fund shall not be taken as assets of CNOOC China Limited.

         As at December 31, 2003, the general reserve fund appropriated amounted to RMB3,050,489,000 (2002: RMB2,232,410,000), representing approximately 20.4% (2002: 22.3%) of the total registered capital of CNOOC China Limited.

         Included in retained earnings is an amount of RMB577,640,000 (2002:
         RMB456,377,000), being the retained earnings attributable to an associate.

         The cumulative translation reserves and revaluation reserves are accounted for in accordance with the accounting policies adopted for foreign currency translation and the revaluation of land and buildings.

         As at December 31, 2003, the distributable profits of the Company amounted to approximately RMB2,573,082,000 (2002: RMB2,945,280,000;
         2001: RMB220,127,000).

30.      RETIREMENT AND TERMINATION BENEFITS

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

         The contribution made by the Group to the PRC government pension plan for the year ended December 31, 2003 amounted to approximately RMB15,513,000 (2002: RMB7,042,000, 2001: RMB6,392,000).

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

30.      RETIREMENT AND TERMINATION BENEFITS (CONT'D)

         The Company is required to make contributions to a defined contribution of a mandatory provident fund at a rate of 5% of the basic salaries for all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

         The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesia labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts. The Group has adopted an accounting policy to record liabilities for the retirement and termination benefits. The provisions for retirement and termination benefits in Indonesia for the year ended 31 December 2003 amounted to approximately RMB79,634,000 (2002: RMB46,350,000, 2001: Nil).

31.      NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

         (a) Reconciliation of profit before tax to cash generated from operations

                                                                             2001           2002           2003
                                                                         ------------   ------------   ------------
                                                                             RMB'000        RMB'000        RMB'000
                 Profit before tax                                        11,005,858     12,774,243     16,163,326

                 Adjustments for:
                     Interest income                                        (317,706)      (147,870)      (183,576)
                     Interest expense                                        116,634        294,792        354,940
                     Exchange losses/(gains), net                           (261,305)       113,814          6,746
                     Share of profit of an associate                         (89,963)      (165,387)      (220,263)
                     Short term investment income                           (220,650)      (193,277)      (123,483)
                     Provision for inventory obsolescence                         -               -          8,745
                     Depreciation, depletion and amortisation              2,566,920      4,019,532      4,642,753
                     Provision for impairment of property, plant and
                       equipment                                              99,675              -              -
                     Recovery of doubtful accounts                            (4,966)             -              -
                     Loss on disposals and write-off of property,
                       plant and equipment                                   456,827        437,799         39,818
                     Dismantlement                                            90,367        126,139        167,326
                     Amortisation of discount of long term
                       guaranteed notes                                            -          6,100         11,276
                                                                         ------------   ------------   ------------

                  Operating cash flows before movements in working
                     capital                                              13,441,691     17,265,885     20,867,608

                     (Increase)/decrease in accounts receivables             726,976        497,959     (1,185,304)
                     Increase in inventories and supplies                     35,422        (20,211)      (129,678)
                     Decrease/(increase) in other current assets            (447,473)      (705,664)       312,559

                     Increase in amounts due from related companies                -       (276,771)      (302,993)
                     (Decrease)/increase in an amount due to the
                       parent company                                              -        144,945       (105,785)

                     Increase in accounts payable, other payables
                       and accrued liabilities                               379,233        353,452      1,448,645
                     Increase/(decrease) in other taxes payable             (110,867)        73,551         (4,772)
                     Increase in amounts due to related companies                  -         73,769        242,631
                                                                         ------------   ------------   ------------

                  Cash generated from operations                          14,024,982     17,406,915     21,142,911
                                                                         ============   ============   ============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

31.      NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

         (b)     Acquisitions and prepayment of oil and gas properties

                                                                       2001              2002              2003
                                                                ---------------  ----------------  --------------------
                                                                     RMB'000           RMB'000            RMB'000
                 Acquisitions
                 ------------
                 Net assets acquired:
                 Property, plant and equipment, net                        --                --          1,579,726
                 Other current assets                                      --                --              8,959
                 Inventories and supplies                                  --                --            122,777
                 Cash and bank balances                                    --                --             17,580
                 Accounts payable                                          --                --             (8,294)
                 Other payables and accrued liabilities                    --                --            (47,983)
                                                                ---------------  ----------------  --------------------
                                                                           --                --          1,672,765
                 Prepayment for Tangguh Project                            --                --          2,445,715
                                                                ---------------  ----------------  --------------------
                 Satisfied by:
                 Cash                                                      --                --          4,118,480
                                                                ===============  ================  ====================

         (c)     Acquisition of subsidiaries


                                                                            2001             2002              2003
                                                                       --------------    -------------    --------------
                                                                          RMB'000           RMB'000          RMB'000
                  Net assets acquired:
                      Property, plant and equipment, net                           -       8,646,487                -
                      Other current assets                                         -          35,175                -
                      Inventories and supplies                                     -         187,619                -
                      Accounts receivable                                          -       2,367,045                -
                      Cash and bank balances                                       -           1,652                -
                      Accounts payable                                             -      (1,577,214)               -
                      Other payables and accrued liabilities                       -        (952,911)               -
                      Tax payable                                                  -         (70,247)               -
                      Deferred tax                                                 -      (3,901,780)               -
                                                                       ----------------  ------------     --------------

                                                                                   -       4,735,826                -
                                                                       ================  ============      =============

                  Satisfied by:
                      Cash                                                         -       4,735,826                -
                                                                       ================  ============      ==============

                  An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

                                                                             2001           2002          2003
                                                                        -------------  -------------  ------------
                                                                         RMB' 000       RMB' 000        RMB' 000
                  Cash consideration                                           --        4,735,826      4,118,480
                  Cash and bank balances acquired                              --           (1,652)       (17,580)
                                                                        -------------  -------------  ------------
                  Net outflow of cash and cash equivalents in
                      respect of the acquisition of subsidiaries               --        4,734,174      4,100,900
                                                                        =============  =============  =============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

31.      NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

         (c)      Acquisition of subsidiaries (cont'd)

         On April 19, 2002, the Group acquired nine subsidiaries of Repsol-YPF, S.A. which held a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia.

         The subsidiaries acquired in 2002 contributed to RMB3,317 million to turnover and RMB464 million to the consolidated profit after tax for the year ended December 31, 2002.

         In July 2003, the Group acquired a 24.5% interest in Qinhuangdao 32-6, a PSC oilfield in Bohai Bay and a 49% interest in Liuhua 11-1, a PSC oilfield in Southern China. Further details of these transactions are included in note 4 to the financial statements.

         (d)      Major non-cash transaction

         The cash generated from operations in 2002 did not take into account of a transfer of prepayment of RMB372,479,000 recorded in 2001 to property, plant and equipment relating to acquisition of interests in certain oil and natural gas fields in the Xihu Trough in the East China Sea of the PRC from CNOOC for a total consideration of US$45,000,000.

32.      CONTINGENT LIABILITIES

         As of December 2003 and 2002, there were no material contingent liabilities not provided for in the financial statements.

33.      COMMITMENTS

         (i)      Capital commitments

                  As at December 31, 2003, the Group and the Company had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

                                                                                 2002                  2003
                                                                             ------------          ------------
                                                                                RMB'000               RMB'000
                  Contracted for                                               1,715,173             2,534,468
                  Authorised, but not contracted for                           9,060,722            17,489,791

                  As at December 31, 2003, the Group had unutilised banking facilities amounting to approximately RMB32,455,229,500 (2002: RMB31,646,389,000).

         (ii)     General research and development services commitments

                  The remaining commitments for research and development services to be provided by the Centre (note 26(iii)) as at December 31, 2003 amounted to approximately RMB220,000,000 (2002: RMB450,000,000).

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

33.      COMMITMENTS (CONT'D)

         (iii)    Operating lease commitments

                  Operating lease commitments as at December 31, 2003 amounted to approximately RMB20,396,000(2002: RMB50,645,000) and were as follows:

                                                                        2002              2003
                                                                      ---------         ---------
                                                                       RMB'000           RMB'000
                  Commitments due:
                      - Within one year                                 47,017            17,222
                      - After one year but within two years              2,131             3,174
                      - After two years but within three years           1,497                 -
                                                                      ---------         ---------

                                                                        50,645            20,396
                                                                      =========         =========

         (iv)     Commitment to invest in Australia's project

                  On May 15, 2003, the Company entered into an Equity Sale and Purchase Agreement and a Gas Production and Processing Agreement (the "Agreements") with the existing North West Shelf partners to acquire an interest in the upstream production and reserves of Australia's North West Shelf Project (the "NWS Project"). Under the Agreement, the Company will acquire an interest of approximately 5.3% in the NWS Project and a 25% stake in the China LNG Joint Venture, a new joint venture to be established within the NWS Project. According to the Agreements, the Company has the right to acquire further interests in the NWS Project should the final quantity of LNG committed under the LNG supply agreement to the facilities in Guangdong Province be increased. The total consideration of the acquisition is US$348 million, subject to certain conditions, including the LNG supply agreement to Guangdong becoming unconditional, being fulfilled. In addition, the Company will be required to make an upfront tariff payment relating to certain LNG processing facilities amounting to US$180 million. CNOOC has an equity interest in the Guangdong Province LNG project.

                  On December 23, 2003, the Company signed a Deed of Amendment to the Equity Sale and Purchase Agreement and a Deed of Amendment to the Gas Production and Processing Agreements (the "Deed") and agreed to pay US$483,577,000 representing a 90% deposit of the consideration and tariff payment, to the NWS Project participants by January 2, 2004. The payment was made by the Company on January 2, 2004 and such amount will be refunded to the Company if the acquisition is not completed by June 30, 2004.

         (v)      Commitment to invest in Gorgon Joint Venture

                  In October 2003, the Company entered into an agreement with the participants in Gorgon Joint Venture to place a significant volume of Gorgon LNG to supply the growing Chinese market. Subject to the completion of formal contracts, the Company will purchase a certain equity stake in the Gorgon gas development and its parent company, CNOOC, will arrange to purchase LNG directly from Gorgon.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

33.      COMMITMENTS (CONT'D)

         (vii)    Financial instruments

                  (a) Currency swap contracts

                  As at December 31, 2003, the Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at a fixed rate of 4.5% per annum. The interest stipulated in the swap contract for the United States dollars was the floating LIBOR rate.

                  The details are as follows:

                                                                    2002                             2003
                                                          -------------------------      --------------------------
                                                                          Weighted                         Weighted
                                                          Notional         average         Notional         average
                                                          contract     contractual         contract     contractual
                                                            amount   exchange rate           amount   exchange rate
                                                          (JPY'000)      (JPY/US$)         (JPY'000)      (JPY/US$)
                  Year
                  2003                                     271,470           95.00                -               -
                  2004                                     271,470           95.00          271,470           95.00
                  2005                                     271,470           95.00          271,470           95.00
                  2006                                     271,470           95.00          271,470           95.00
                  2007                                     271,470           95.00          271,470           95.00

                  (b) Interest rate swap contracts

                  During the year, the Group also entered into interest rate swap agreements with three financial institution to partially hedge the fixed-rate debt for interest rate risk exposure management purposes with notional contract amount of US$200 million. The interest rate swap agreement utilised by the Company effectively modifies the Company's exposure to interest risk by converting the Company's fixed-rate debt to a floating rate. This agreement involves the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

                  (c) Fair value of financial instruments

                  The carrying amounts of cash and cash equivalents, time deposits and short term investments approximated fair value due to the short maturity of these instruments.

                  The estimated fair value of long term bank loans based on current market interest rates was approximately
                  RMB1,064,895,000 as at December 31, 2003 (2002:
                  RMB1,388,720,000).

                  The estimated fair value of long term guaranteed notes based on current market interest rates was approximately RMB8,304,647,000 as at December 31, 2003 (2002:
                  RMB4,482,378,000).

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

34.      CONCENTRATION OF RISKS

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

(b)      Interest rate risk

         The directors of the Company believe that the exposure to interest rate risk of financial assets and liabilities as of December 31, 2003 was not significant. The interest rates and terms of repayment of our long term bank loans are disclosed in Note 23.

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

         A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis. Details of the sales to these customers are as follows:

                                                                 2001             2002              2003
                                                            --------------    -------------    --------------
                                                                 RMB'000          RMB'000           RMB'000
        China Petroleum & Chemical Corporation                 6,282,532        6,890,877         6,975,069
        PetroChina Company Limited                             1,320,587        1,187,571         1,446,169
        Castle Peak Power Company Limited                      1,205,649        1,247,639           841,285

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

35.      ADDITIONAL FINANCIAL INFORMATION

         As at December 31, 2003, net current assets and total assets less current liabilities of the Group amounted to approximately RMB19,956,331,000 and RMB64,197,772,000 (2002: RMB17,352,044,000 and
         RMB53,961,241,000), respectively.

         As at December 31, 2003, net current assets and total assets less current liabilities of the Company amounted to approximately RMB7,649,024,000 and RMB24,211,265,000 (2002: RMB10,584,649,000 and
         RMB24,583,463,000), respectively.

36.      SUBSEQUENT EVENTS

         (i) On January 27, 2004, the Company proposed for a 5-for-1 stock split where each share in the Company will be split into five new shares. The Company will submit to shareholders for approval a proposal to subdivide each of the existing issued and unissued shares of HK$0.10 each in the capital of the Company into five shares of HK$0.02 each, and to increase the board lot size for trading on the Stock Exchange of Hong Kong Limited from 500 shares at HK$0.10 each to 1,000 subdivided shares of HK$0.02 each in the coming extraordinary general meeting. It is also proposed that upon the share subdivision proposal becoming effective, the ratio of the Company's American Depository Receipts
                  (ADR) listed on the New York Stock Exchange will also be changed such that the ADR, which currently represents 20 shares of HK$0.10 each to 100 subdivided shares of HK$0.02 each. The stock split has been approved on March 17, 2004.

         (ii) On February 2, 2004, one of the Company's subsidiary signed a sale and purchase agreement with the BG Group to acquire a 20.767% interest in the Muturi Production Sharing Contract ("Muturi PSC") for a consideration of US$98.1 million pursuant to the exercise of its pre-emption rights. The purchase will increase the Company's interest in the "Muturi PSC" to 64.767%, and its interest in the Tangguh LNG Project will increase from 12.5% to 16.96%.

         (iii) On February 5, 2004, the board of directors approved a grant of options in respect of 10,140,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$15.76 per share. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

37.      SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP

         The accounting policies adopted by the Group conform to Hong Kong GAAP, which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP").

         (a)      Net profit and net equity

                  (i)      Revaluation of land and buildings

                           The Group revalued certain land and buildings on August 31, 1999 and December 31, 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation are based on the revalued amount. Additional depreciation arising from the revaluation for the year ended December 31, 2003 was approximately RMB9,156,000 (2002: RMB9,156,000). Under US GAAP, property, plant and equipment are required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation is recognised under US GAAP.

                  (ii)     Short term investments

                           According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in the current period's earnings. According to US GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No.115. Under US GAAP, related unrealised gains and losses on available-for-sale securities are excluded from the current period's earnings and included in other comprehensive income.

                  (iii)    Impairment of long-lived assets

                           Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

                           Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and
                           (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

37.      SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

         (a)      Net profit and net equity (cont'd)

                  (iii)    Impairment of long-lived assets (cont'd)

                           SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

                           In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of assets is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

                           For the year ended December 31, 2003, there were no impairment losses recognised under Hong Kong GAAP and US GAAP.

                  (iv)     Stock compensation schemes

                           As at December 31, 2003, the Company has three stock based employee compensation plans, which are described more fully in Note 28. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No.25, "Accounting for Stock Issued to Employees", and related interpretations. Since certain of the options granted under those plans had an exercise price below the market value of the underlying common stock on the date of grant, stock-based employee compensation costs of RMB2,755,000 and RMB5,632,000 for the years ended December 31, 2001 and 2002, respectively, were reflected in previously reported results. During 2003, the Company adopted the fair value recognition provisions of FASB Statement No.123, "Accounting for Stock-Based Compensation", for stock-based employee compensation. All prior periods presented have been restated to reflect the compensation cost that would have been recognised had the recognition provisions of Statement 123 been applied to all awards granted to employees after January 1, 1995.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

37.      SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

         (a)      Net profit and net equity (cont'd)

                  (iv)     Stock compensation schemes (cont'd)

                           Weighted average fair value of the options at the grant dates for awards under the schemes was RMB3.40 per share which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 2.0%, an expected life of five years; expected volatility of 44%; and risk-free interest rates of 5.25%. Weighted average exercise price of the stock options was HK$7.80 per share.

                  (v)      Provision for dismantlement

                           Hong Kong GAAP requires the provision for dismantlement to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

                           On August 15, 2001, SFAS No. 143 "Accounting for asset retirement obligation" was released and is effective for the fiscal years beginning after June 15, 2002. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under SFAS No. 143, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

                           The company adopted SFAS No. 143 on January 1, 2003, which resulted in an increase in net property, plant and equipment of RMB863,093,000, an increase in the provision for dismantlement of RMB240,077,000, and increase in retained earnings of RMB436,112,000 and an increase in deferred income tax liabilities of RMB186,904,000 to recognise the cumulative effect of retrospectively applying the new accounting standard.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

37.      SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

         (a)      Net profit and net equity (cont'd)

                  (v)      Provision for dismantlement (cont'd)

                           This adjustment is due to the difference in the method of accruing for dismantlement costs under SFAS No. 143 compared with the method required by SFAS No. 19 "Financial accounting and reporting by oil and gas producing companies", the accounting standard that the Company has been adopted since its establishment. Under SFAS No. 19, the dismantlement costs are accrued on a unit-of-production basis of accounting as the oil and gas is produced. The SFAS No. 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued early in field life, when production is at the highest level. Because SFAS No. 143 requires accretion of the liability as a result of the passage of time using an interest method of allocation, the majority of the costs will be accrued towards the end of field life, when production is at the lowest level. The cumulative income adjustment described above resulted from reversing the higher liability accumulated under SFAS No. 19 in order to adjust it to the lower present value amount resulting from transition to SFAS No. 143. This amount being reversed in transition, which was previously charged to the income statement under SFAS No. 19, will again be charged to the income statement under SFAS No. 143 in future years.

                           The pro forma asset retirement obligation liability balances as if Statement 143 had been adopted on January 1, 2001 (rather than January 1, 2003) are as follows:

                                                                                     2002              2003
                                                                                    RMB'000          RMB'000
                          Pro forma amounts of liability for asset
                          retirement obligation at beginning of year               1,909,041        2,239,320
                          Pro forma amounts of liability for asset
                          retirement obligation at end of year                     2,239,320        2,646,800


                           A summary of the changes in the asset retirement obligation during the year is included in the table below:

                                                                                                         2003
                                                                                                ----------------
                                                                                                       RMB'000

                          Asset retirement obligation upon adoption of
                            SFAS No., 143 on January 1, 2003                                        2,239,320
                          Addition of dismantlement cost                                              314,234
                          Accretion expenses                                                           93,246
                                                                                               ------------------
                          Asset retirement obligation at December 31, 2003                          2,646,800
                                                                                               ==================

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

37.      SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

         (a)      Net profit and net equity (cont'd)

                         The pro forma effects of the application of SFAS No.143 as if it had been adopted on January 1, 2002 (rather than January 1, 2003) are presented below:

                                                      Pro forma               Pro forma              As Reported
                                              December 31, 2001       December 31, 2002       December 31,  2003
                                                                             (Restated)
                                            --------------------    --------------------    ---------------------
                                                        RMB'000                 RMB'000                  RMB'000
                         Net income                   7,817,931               9,223,477               11,543,397

                         Earnings per share
                         (after Stock Split)
                           - Basic                     RMB 0.20                RMB 0.22                 RMB 0.28
                           - Diluted                   RMB 0.20                RMB 0.22                 RMB 0.28

                  (vi)   Acquisition of CNOOC Finance

                         Under HK GAAP, the Company adopted the purchase method to account for the acquisition of 31.8% equity interest in CNOOC Finance in December 2003. Under the purchase method, the acquired results are included in the consolidated results of operations of the Company from the date of the acquisition.

                         As the Company and CNOOC Finance are under common control of CNOOC, under US GAAP, the acquisition is considered to be a transfer of businesses under common control and the acquired assets and liabilities are accounted at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purpose.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

37.      SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

         (a)      Net profit and net equity (cont'd)

                  (vi) Acquisition of CNOOC Finance (cont'd)

                  The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarized below:

                                                                                      Net Profit
                                                                       --------------------------------------------
                                                                             2001           2002           2003
                                                                       --------------  -------------  -------------
                                                                            RMB'000       RMB'000         RMB'000
                                                                                       (Restated)
                  As reported under Hong Kong GAAP                        7,957,631      9,232,827     11,535,490

                  Impact of U.S. GAAP adjustments:
                  -Reversal of additional depreciation, depletion
                     and amortisation charges arising from the
                     revaluation surplus on land and buildings                9,156          9,156          9,156
                  -Equity accounting for the results of CNOOC
                     Finance                                                      -         10,663         30,913
                  -Unrealised holding gains from
                     available-for-sale investments in marketable
                     securities                                             (43,796)       (36,965)       (21,503)
                  -Realised  holding gains from  available-for-sale
                     marketable securities                                        -         26,940         27,088
                  -Additional dismantlement based on
                     unit-of-production method                                    -       (197,079)             -
                  -Impact of income tax                                           -         59,124              -
                  -Recognition of stock compensation cost                    (2,755)       (19,144)       (37,747)
                                                                       --------------  -------------  -------------

                  Income before cumulative effect of change in
                    accounting policy                                     7,920,236      9,085,522     11,543,397

                  Cumulative  effect of change in accounting policy
                    for dismantlement liabilities                                 -              -        436,112
                                                                       --------------  -------------  -------------

                  Net profit under US GAAP                                7,920,236      9,085,522     11,979,509
                                                                       ==============  =============  =============

                  Net profit per share under US GAAP

                  -Basic

                    Before cumulative effect of change in
                     accounting policy for dismantlement
                     liabilities                                            RMB0.20       RMB0.22         RMB0.28
                    Cumulative effect of change in accounting
                     policy for dismantlement liabilities                         -             -         RMB0.01
                                                                       --------------  -------------  -------------
                                                                            RMB0.20       RMB0.22         RMB0.29
                                                                       ==============  =============  =============
                  -Diluted

                    Before cumulative effect of change in
                     accounting policy for dismantlement
                     liabilities                                            RMB0.20       RMB0.22         RMB0.28

                    Cumulative effect of change in accounting
                     policy for dismantlement liabilities                         -             -         RMB0.01
                                                                       --------------  -------------  -------------
                                                                            RMB0.20       RMB0.22         RMB0.29
                                                                       ==============  =============  =============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

37.      SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

         (a)      Net profit and net equity (cont'd)

                                                                                          Net Equity
                                                                           ------------------------------------------
                                                                                           2002                 2003
                                                                           ---------------------  -------------------
                                                                                        RMB'000              RMB'000
                                                                                     (Restated)
                  As reported under Hong Kong GAAP
                                                                                     40,568,488           46,736,532
                  Impact of US GAAP adjustments:
                      - Reversal of revaluation surplus on
                          land and buildings                                           (274,671)            (274,671)
                      - Reversal of additional accumulated depreciation,
                          depletion and amortisation arising from the
                          revaluation surplus on land and buildings                      25,895               35,051

                    -   Equity accounting for the results of CNOOC
                          Finance                                                        10,663               41,576
                    -   Contribution from CNOOC in respect of CNOOC
                          Finance                                                       450,000                    -
                                                                           ---------------------  -------------------
                    -   Dividend distribution made by CNOOC Finance to
                          CNOOC                                                               -              (41,576)
                                                                           ---------------------  -------------------
                    -   Cumulative adjustment for provision for
                          dismantlement                                                (436,112)                   -
                                                                           ---------------------  -------------------


                  Net equity under US GAAP                                           40,344,263           46,496,912
                                                                           ---------------------  -------------------

                  There are no significant GAAP differences that affect classifications within the balance sheet or income statement but do not affect net income or shareholders' equity.

         (b)      Comprehensive income

                  According to SFAS No. 130, "Reporting Comprehensive Income", it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that under US GAAP are included in comprehensive income and excluded from net income.

                                                                         2001          2002           2003
                                                                     -----------   --------------  -----------
                                                                        RMB'000       RMB'000        RMB'000
                                                                                     (Restated)
                 Net income under US GAAP                              7,920,236     9,085,522     11,979,509
                 Other comprehensive income:
                 Foreign currency translation adjustments                    702        (7,948)        36,243
                 Unrealised gains on short-term investments               43,796        36,965         21,503
                 Less: reclassification adjustment for realised
                    gains included in net income                               -       (26,940)       (27,088)
                                                                     -----------   --------------  -----------

                 Comprehensive income under US GAAP                    7,964,734     9,087,599     12,010,167
                                                                     ===========   ==============  ===========

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

37.      SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

         (b)      Comprehensive income (cont'd)


                  Roll forward of accumulated other comprehensive income components are as follows:

                                                                    Foreign          Unrealised          Accumulated
                                                                   currency            gains on                other
                                                                translation          short-term        comprehensive
                                                                adjustments          investment               income
                                                              -------------        ------------    -----------------
                                                                    RMB'000             RMB'000              RMB'000
                  Balance at January 1, 2002                         (5,648)             43,796               38,148
                  Current year change                                (7,948)             10,025                2,077
                                                              -------------        ------------    -----------------
                  Balance at January 1, 2003                        (13,596)             53,821               40,225

                  Reversal of current year realised gains                 -             (27,088)             (27,088)

                  Current year change                                36,243              21,503               57,746
                                                              -------------        ------------    -----------------

                  Balance at December 31, 2003                       22,647              48,236               70,883
                                                              =============        ============    =================

                  The gross realised gains on sales of short-term investments totalled RMB27,088, RMB26,940,000 and Nil in 2003, 2002 and
                  2001, respectively. The cost of securities sold is determined on weighted-average costing method.

         (c)      Derivative instruments

                  The Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge certain Japanese Yen denominated loan repayments in the future. The derivative contract was recorded as "Other payable and accrued liabilities" in the consolidated balance sheet at fair value. For the year ended December 31, 2003, the Group recognised related changes in fair value, a gain of RMB10,038,000 (2002: RMB14,485,000), and included the amount in "Exchange (loss)/gain, net" in the consolidated income statement.

                  During the year, the Group also entered into an interest rate swap agreements with a financial institution to partially hedge the fixed-rate debt for interest rate risk exposure management purposes with notional contract amount of US$200 million. The interest rate swap agreements utilised by the Company effectively modifies the Company's exposure to interest risk by converting the Company's fixed-rate debt to a floating rate. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The Company has designated the interest rate swap agreements as a fair value hedge. The fair value of the swap contracts at December 31, 2003 totalled Rmb36,554,000. The net gain as of December 31, 2003 related to the ineffective portion of the interest rate swap agreements was approximately Rmb938,000 (2002: Nil) and was not included in the income statement as the impact was insignificant.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

37.      SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

         (d)      Use of estimates in the preparation of financial statements

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

         (e)      Segment reporting

                  The Group's segment information is based on the segmental operating results regularly reviewed by the Group's chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group's consolidated Hong Kong GAAP financial statements.


         (f) Reporting investments in mineral interests in oil and gas properties

                  Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", were issued by the Financial Accounting Standards Board in June 2001 and became effective for the Group on July1, 2001 and January 1, 2002, respectively. Currently, the Emerging Issues Task Force (EITF) is considering the issue of whether FAS 141 and 142 require interests held under oil, gas and mineral leases to be separately classified as intangible assets on the balance sheets of companies in the extractive industries. If such interests were deemed to be intangible assets by the EITF, mineral rights to extract oil and gas for both undeveloped and developed leaseholds would be classified separately from oil and gas properties as intangible assets on the corporation's balance sheet. Historically the Croup has capitalized the acquisition cost of oil and gas properties interests in accordance with statement of Financial Accounting Standard No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". Also, consistent with industry practice, the Group has reported these assets as part of property, plant and equipment.

                  This interpretation of FAS 141 and 142 would only affect the classification of the acquisition costs of oil and gas properties on the Group's balance sheet, and would not affect total assets, net worth or cash flows. The Group's results of operations would not be affected, since these acquisition costs would continue to be amortized in accordance with FAS 19. The amount that is subject to reclassification as of December 31, 2003 was RMB4,025 million and as of December 31, 2002 was RMB8,646 million.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


37.      SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

         (g)      Impact of recently issued accounting standards

                  In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Instruments that are indexed to and potentially settled in an issuer's own shares that are not within the scope of SFAS 150 remain subject to existing guidance. SFAS 150 must be applied immediately to instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. Certain provisions of this statement relating to noncontrolling interests in limited-life subsidiaries were deferred indefinitely. The Company adopted SFAS 150 and there was no impact on the Company's results of operations or financial position upon the adoption of the new statement. We continue to monitor the deferral status of SFAS 150.

                  In January 2003, the FASB issued FIN 46. In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (ii) has a group of equity owners that are unable to make significant decisions about its activities, or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

                  FIN 46 was effective immediately for VIEs created after January 31, 2003 with implementation required from January 1, 2004 as a cumulative effect of accounting change. For all other entities created after January 1, 2004, the implementation of FIN46 is required by June 30, 2004. The Company adopted the provisions of FIN46 and there was no impact on the Company's results of operations or financial position upon the adoption of the new statement.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
         SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                 (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)



The following disclosures are included in accordance with the United States Statements of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities".

(a)      Reserve quantity information

         Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering date which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

         Estimates of crude oil and natural gas reserve have been made by independent engineers. The Group's net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less (a) an adjustment for the Group's share of royalties payable by the Group to the PRC government and the Group's participating interest in share oil payable to the PRC government under the production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group's participating interest, and its participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

         The proved developed and undeveloped reserves for Indonesia in 2001 were less than 1% to the total and no separate disclosure was made.

         Proved developed and undeveloped reserves (net of royalties and PRC government share oil):

                                                       PRC                   Indonesia                    Total
                                              --------------------    -----------------------    -----------------------
                                                Oil    Natural gas      Oil       Natural gas     Oil       Natural gas
                                              (mmbls)    (bcf)        (mmbls)        (bcf)       (mmbls)        (bcf)
                                              -------  -----------    -------     -----------    -------     -----------
         December 31, 2000                     1,216       3,250          -              -        1,216         3,250
           Discoveries and extensions            199         166          -              -          199           166
           Production                            (84)        (71)         -              -          (84)          (71)
           Revisions of prior estimates          (52)        (97)         -              -          (52)          (97)
                                              -------  -----------    -------     -----------    -------     -----------

         December 31, 2001                     1,279       3,248          -              -        1,279         3,248
           Purchase of reserves                    -           -        143            241          143           241
           Discoveries and extensions            150         169          -              -          150           169
           Production                            (96)        (79)       (13)           (26)        (109)         (105)
           Revisions of prior estimates          (46)         (5)         8              -          (38)           (5)
                                              -------  -----------    -------     -----------    -------     -----------

         December 31, 2002                     1,287       3,333         138           215        1,425         3,548


           Purchase of reserves                   53         142           -             -           53           142
           Discoveries and extensions            114         506           1             2          115           508
           Production                            (97)        (69)        (15)          (37)        (112)         (106)
           Revisions of prior estimates          (24)         42         (21)           20          (45)           62
                                              -------  -----------    -------     -----------    -------     -----------

         December 31, 2003                     1,333       3,954        103            200        1,436         4,154
                                              =======  ===========    =======     ===========    =======     ===========


                      CNOOC LIMITED AND ITS SUBSIDIARIES
   SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                 (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)

(a)      Reserve quantity information (cont'd)

         Proved developed reserves:
                                                      PRC                     Indonesia                    Total
                                             -----------------------    -----------------------    ----------------------
                                               Oil       Natural gas      Oil      Natural gas       Oil       Natural gas
                                             (mmbls)        (bcf)        (mmbls)      (bcf)        (mmbls)        (bcf)
                                             -------     -----------    -------     -----------    -------     -----------
         December 31, 2001                      582           765           -             -          582            765
         December 31, 2002                      542           724         115           101          657            825
         December 31, 2003                      459         2,054          91           135          550          2,189

(b)      Results of operations

                                         2001                      2002                                      2003
                                     ------------  -------------------------------------   ----------------------------------------
                                         PRC          PRC       Indonesia       Total          PRC        Indonesia        Total
                                     ------------  -----------  -----------  -----------   -----------   -----------    -----------
                                        RMB'000      RMB'000      RMB'000      RMB'000       RMB'000        RMB'000       RMB'000
          Net sales to customers      17,560,788   20,280,746    3,498,548   23,779,294    23,644,659      4,472,172    28,116,831
          Operating expenses          (2,329,130)  (2,440,210)  (1,335,124)  (3,775,334)   (2,903,094)    (1,609,715)   (4,512,809)
          Production taxes              (883,768)  (1,023,049)           -   (1,023,049)   (1,238,598)             -    (1,238,598)
          Exploration                 (1,039,297)  (1,286,670)     (31,653)  (1,318,323)     (764,165)       (83,907)     (848,072)
          Accretion expense                    -            -            -            -       (93,246)             -       (93,246)
          Depreciation, depletion
            and amortisation          (2,566,920)  (3,121,381)    (898,151)  (4,019,532)   (3,700,349)    (1,109,730)   (4,810,079)
                                     ------------  -----------  -----------  -----------   -----------   -----------    -----------
                                      10,741,673   12,409,436    1,233,620   13,643,056    14,945,207      1,668,820    16,614,027

          Income tax expenses         (3,992,578)  (3,816,008)    (592,138)  (4,408,146)   (4,483,562)      (719,695)   (5,203,257)
                                     ------------  -----------  -----------  -----------   -----------   -----------    -----------

          Result of operations         6,749,095    8,593,428      641,482    9,234,910    10,461,645        949,125    11,410,770
                                     ------------  -----------  -----------  -----------   -----------   -----------    -----------

(c)       Capitalised costs
                                          2001                     2002                                   2003
                                     ------------  -------------------------------------   ----------------------------------------
                                          PRC          PRC       Indonesia      Total          PRC       Indonesia*        Total
                                     ------------  -----------  -----------  -----------   -----------   -----------    -----------
                                         RMB'000      RMB'000      RMB'000      RMB'000       RMB'000        RMB'000       RMB'000

          Proved oil and gas          40,748,848   46,426,684    9,605,744   56,032,428    57,537,676      9,440,843    66,978,519
            properties
          Unproved oil and gas           428,611      521,880            -      521,880       713,594             -        713,594
              properties
          Accumulated depreciation,
            depletion and
            amortisation             (18,154,653) (21,161,905)    (993,316) (22,155,221)  (25,740,836)    (2,098,269)  (27,839,105)
                                     ------------  -----------  -----------  -----------   -----------   -----------    -----------

          Net capitalised costs       23,022,806   25,786,659    8,612,428   34,399,087    32,510,434      7,342,574    39,853,008
                                     ============  ===========  ===========  ===========   ===========   ===========    ===========



                      CNOOC LIMITED AND ITS SUBSIDIARIES
         SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                  (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)


(d)       Costs incurred
                                     2001                     2002                                   2003
                                              ------------------------------------   -------------------------------------
                                      PRC         PRC       Indonesia      Total          PRC      Indonesia*      Total
                                  ---------    ---------    ---------    ---------     ---------    ---------    ---------
                                    RMB'000      RMB'000      RMB'000      RMB'000       RMB'000      RMB'000      RMB'000
          Acquisition costs               -            -    4,735,826    4,735,826     1,579,726            -    1,579,726
          Exploration costs         996,121    1,519,683       32,405    1,552,088     1,225,926      102,067    1,327,993
          Development cost**      3,958,357    5,458,199      750,532    6,208,731     7,489,472      512,064    8,001,536
                                  ---------    ---------    ---------    ---------     ---------    ---------    ---------

          Total costs incurred    4,954,478    6,977,882    5,518,763   12,496,645    10,295,124      614,131   10,909,255
                                  =========    =========    =========    =========     =========    =========   ==========

         * The amounts do not include prepayments and subsequent cash calls made for the Tangguh Project of RMB2,445,715,000.

         ** The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

(e) Standardised measure of discounted future net cash flows and changes therein

         In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group's estimated annual future production from proven reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$30 as at December 31, 2003 (2002:
         US$28; 2001: US$17). Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

         Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

         Present value of estimated future net cash flows:

                                     2001                         2002                                      2003
                                                 -----------------------------------------   --------------------------------------
                            Notes     PRC             PRC        Indonesia       Total           PRC        Indonesia     Total
                                  ------------   ------------  ------------  -------------   ------------  ----------- ------------
                                    RMB'000       RMB'000        RMB'000        RMB'000         RMB'000      RMB'000      RMB'000
         Future cash inflows  (1) 261,339,180    389,025,791    37,242,644    426,268,435    422,329,692   30,135,721   452,465,413
         Future production
            costs                 (74,404,378)   (89,657,677)  (22,386,603)  (112,044,280)  (106,854,167) (17,532,095) (124,386,262)
         Future development
            costs             (2) (38,640,756)   (44,699,729)   (5,381,081)   (50,080,810)   (52,917,280)  (4,114,091)  (57,031,371)
         Future income taxes      (39,097,483)   (73,757,925)   (4,301,926)   (78,059,851)   (72,124,755)  (3,346,547)  (75,471,302)
                                  ------------   ------------  ------------  -------------   ------------  ----------- ------------

         Future net cash flows(3) 109,196,563    180,910,460     5,173,034    186,083,494    190,433,490    5,142,988   195,576,478
          10% discount factor     (58,114,105)   (84,478,856)   (1,463,589)   (85,942,445)   (84,550,531)  (1,226,300)  (85,776,831)
                                  ------------   ------------  ------------  -------------   ------------  ----------- ------------

          Standardized measure     51,082,458     96,431,604     3,709,445    100,141,049    105,882,959    3,916,688   109,799,647
                                  ============   ============  ============  =============   ============  =========== ============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
   SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                 (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)


(e) Standardised measure of discounted future net cash flows and changes therein (cont'd)

         (1) Future cash flows consist of the Group's 100% interest in the independent oil and gas properties and the Group's participating interest in the properties under production sharing contracts in PRC less (a) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group's participating interest, plus its participating interest in the properties covered under the production sharing contracts in Indonesia, less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

         (2) Future development costs include the estimated costs of drilling future development wells and building the production platforms.

         (3) Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

                  Changes in the standardised measure of discounted future net cash flows:

                                                                            2001            2002              2003
                                                                      --------------  ----------------  ---------------
                                                                       RMB '000         RMB '000          RMB '000
                  Standardised measure, beginning of year                93,390,597       51,082,458       100,141,049
                  Sales of production, net of royalties and
                      production costs                                  (14,347,890)     (18,980,911)      (22,345,781)
                  Net change in prices, net of royalties and
                      production costs                                  (32,289,445)      58,471,355        22,321,949
                  Extensions discoveries and improved recovery,
                      net of related future costs                         9,985,707       14,603,893        13,790,936
                  Change in estimated future development costs           (9,651,681)     (13,947,849)      (14,673,054)
                  Development costs incurred during the year              3,958,357        6,208,731         7,718,863
                  Revisions in quantity estimates                        (3,272,326)      (3,301,510)       (2,942,902)
                  Accretion of discount                                  10,846,714        6,873,378        13,428,654
                  Net change in income taxes                             (3,241,861)     (23,296,206)       (6,290,099)
                  Purchase of properties                                          -       15,899,375         5,363,142
                  Changes in timing and other                            (4,295,714)       6,528,335        (6,713,110)
                                                                      --------------  ----------------  ---------------
                  Standardised measure, end of year                      51,082,458      100,141,049       109,799,647
                                                                      ==============  ================  ===============

                                 EXHIBIT INDEX

Exhibit
Number         Document                                                   Page
------         --------                                                   ----

1.1            Articles of Association of the Registrant.                  Ex-6

1.2 Memorandum of Association of the Registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
               Number: 333-10862).

2.1 Form of Indenture, incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission (File Number: 1-14966).

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

4.38           Equity Transfer Agreement dated September 5, 2003          Ex-45
               between CNOOC China Limited and CNOOC (Summary
               Translation).

4.39           Framework Agreement dated April 8, 2004 with CNOOC         Ex-49
               Finance Corporation Limited (Summary Translation).

8.1            List of Subsidiaries.                                      Ex-54

10.1 Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).

12.1           Certification by the Chief Executive Officer in            Ex-55
               accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2           Certification by the Chief Financial Officer in            Ex-56
               accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1           Sarbanes-Oxley Act of 2002 Section 906 Certification       Ex-57
               furnished to (not filed with) the Securities and Exchange Commission.



                                     Ex-5

                                                                  EXHIBIT 1.1

                     THE COMPANIES ORDINANCE (CHAPTER 32)

                           Company Limited by Shares

                          NEW ARTICLES OF ASSOCIATION

                                      OF

                                 CNOOC LIMITED
                          [CHINESE CHARACTERS OMITTED]


                                  PRELIMINARY

1. The regulations in Table A in the First Schedule to the Ordinance shall not apply to the Company.

                                INTERPRETATION

2.       (a)  In these Articles save where the context otherwise requires:

              Associate shall have the meaning ascribed to it under the Listing Rules as amended from time to time;

              Auditors means the Auditors of the Company for the time being;

              Chairman means the Chairman presiding at any meeting of members or the Board;

              Company means the above-named Company;

              Ordinance means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), and includes every other ordinance incorporated therewith or substituted therefor, and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new ordinance;

              Board and Directors means the directors for the time being of the Company or the Directors present at a duly convened meeting of directors at which a quorum is present;

              call includes any instalment of a call and, in the application of provisions of these Articles to forfeiture of shares, a sum which, by the terms of issue of a share, is payable at a fixed time either in respect of the nominal value of the share or by way of premium;

              capital means the share capital from time to time of the Company;

              Clearing House shall mean a recognised clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571) as amended from time to time;

              Dividend includes distributions in specie or in kind, capital distributions and capitalisation issues;



                                     Ex-6

              Dollars and $ means dollars in the lawful currency of Hong Kong;

              Hong Kong means the Hong Kong Special Administrative Region of the People's Republic of China;

              Listing Rules means the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as amended from time to time;

              month means calendar month;

              Office means the registered office of the Company for the time being;

              paid up includes credited as paid up;

              Register means the register of members of the Company kept pursuant to the Ordinance and includes any branch register kept pursuant to the Ordinance;

              Seal means the common seal of the Company or any official seal that the Company may have as permitted by the Ordinance;

              Secretary means the person or persons appointed for the time being to perform for the Company the duties of a secretary;

              share means a share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;

              Stock Exchange means The Stock Exchange of Hong Kong Limited;

              Subsidiary and holding company shall have the meanings ascribed to them under the Listing Rules;

              these Articles means these Articles of Association in their present form or as altered from time to time;

              in writing and written includes facsimile and telex messages and any mode of reproducing words in a legible and non-transitory form.

         (b) In these Articles, if not inconsistent with the subject or context, words importing the singular number only shall include the plural number and vice versa, words importing any gender shall include all other genders and references to persons shall include corporations (acting, where applicable, by their duly authorised representatives).

         (c) Subject as aforesaid, any words defined in the Ordinance shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

         (d) The headings and any marginal notes are inserted for convenience only and shall not affect the construction of these Articles.

                                  THE OFFICE

3. The Office shall be at such place in Hong Kong as the Directors shall from time to time appoint.



                                     Ex-7

                                    SHARES

4. Shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special, or without any, right of voting.

5. Without prejudice to any special rights, privileges or restrictions for the time being attached to any issued shares, any unissued or forfeited shares may be issued or re-issued upon such terms and conditions, and with such rights, privileges and restrictions attached thereto, whether in regard to dividends, voting, repayment or redemption of share capital, or otherwise, as the Company may, subject to the Ordinance, from time to time determine or, in the absence of any such determination, as the Directors shall determine.

6. The Board may, subject to the approval by the members in general meeting, issue warrants to subscribe for any class of shares or securities of the Company on such terms as the Board may from time to time determine. Where warrants are issued to bearer, no certificate thereof shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original certificate thereof has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such replacement certificate.

7. Save as provided by contract or the Ordinance or these Articles to the contrary, all unissued shares shall be at the disposal of the Directors who may allot, grant options over or otherwise deal with or dispose of the same to such persons, at such times, for such consideration and generally upon such terms and conditions as they shall in their absolute discretion think fit, provided that no shares of any class shall be issued at a discount except in accordance with section 50 of the Ordinance.

8. The Company may make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and the time of payment of such calls.

9. If by the conditions of allotment of any shares the whole or part of the issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being and from time to time shall be the registered holder of the shares, or his legal personal representative.

10. Subject to the provisions of section 49 of the Ordinance, any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed.

11. Subject to the provisions of these Articles, except as required by law or ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust, and except as aforesaid, the Company shall not be bound by or required in any way to recognise any contingent, future, partial or equitable interest in any share or in any fractional part of a share or any other right in respect of any share or any other claim to or in respect of any such share on the part of any person (even when having notice thereof) except an absolute right to the entirety thereof in the registered holder.

12. The Company may in connection with the issue of any shares exercise all powers of paying interest out of capital and of paying commission and brokerage conferred or permitted by the Ordinance.

13. No person shall become a member until his name shall have been entered into the Register.



                                     Ex-8

                            JOINT HOLDERS OF SHARES

14. Where two or more persons are registered as the holders of any share they shall be deemed to hold the same as joint tenants with the benefit of survivorship, subject to the following provisions:

         (a) the Company shall not be bound to register more than four persons as the holders of any shares except in the case of the legal personal representatives of a deceased member;

         (b) the joint holders of any shares shall be liable severally as well as jointly in respect of all payments which ought to be made in respect of such shares;

         (c) on the death of any one of such joint holders the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such shares, but the Directors may require such evidence of death as they may deem fit;

         (d) any one of such joint holders may give effectual receipts for any dividend, bonus or return of capital payable to such joint holders; and

         (e) the Company shall be at liberty to treat the person whose name stands first in the Register as one of the joint holders of any shares as solely entitled to delivery of the certificate relating to such shares, or to receive notices from the Company, or to attend or vote at general meetings of the Company, and any notice given to such person shall be deemed notice to all the joint holders; but any one of such joint holders may be appointed the proxy of the persons entitled to vote on behalf of such joint holders, and as such proxy to attend and vote at general meetings of the Company, but if more than one of such joint holders be present at any meeting personally or by proxy that one so present whose name stands first in the Register in respect of such shares shall alone be entitled to vote in respect thereof.

                              SHARE CERTIFICATES

15. Every person whose name is entered as a member in the Register shall be entitled without payment to receive within two months after allotment or lodgment of an instrument of transfer duly stamped, or within such other period as the conditions of issue shall provide, one certificate for all his shares of any particular class, or if he shall so request, upon payment of a fee (not exceeding HK$2.50 or such greater sum as the Stock Exchange may from time to time permit) for every certificate after the first, as the Directors shall from time to time determine, such number of certificates for shares in Stock Exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in the event of a member transferring part of the shares represented by a certificate in his name a new certificate in respect of the balance thereof shall be issued in his name without payment and, in the case of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders. In any event, the Company shall, within 10 business days (being any day on which a recognised stock market is open for the business of dealing in securities) after the date on which a transfer of any of its shares, debentures or debenture stock is lodged with the Company, complete and have ready for delivery the certificates of all shares, the debentures and the certificates of all debenture stock so transferred, unless the conditions of issue of the shares, debentures or debenture stock otherwise provide.

16. Every share certificate shall be issued under the Seal (which for this purpose may be any official seal as permitted by section 73A of the Ordinance) and shall specify the number and



                                     Ex-9
         class of shares and, if required, the distinctive numbers thereof, to which the certificate relates, and the amount paid up thereon and may otherwise be in such form as the Board may from time to time determine. If at any time the share capital of the Company is divided into different classes of shares, every share certificate issued at that time shall comply with section 57A of the Ordinance, and no certificate shall be issued in respect of more than one class of shares.

17. Subject to section 71A of the Ordinance, if any share certificate shall be worn out, defaced, destroyed or lost, it may be replaced on payment of such fee, if any (not exceeding HK$2.50 or such greater sum as the Stock Exchange may from time to time permit), on such evidence being produced as the Directors shall require, and in case of wearing out or defacement, on delivery up of the old certificate, and in case of destruction or loss, on the execution of such indemnity (if any), as the Directors may require. In case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of the production of such indemnity.

                                CALLS ON SHARES

18.      (a)  The Directors may from time to time make calls upon the members in respect of all moneys unpaid on their shares whether on account of the nominal value of the shares or by way of premium but subject always to the terms of issue of such shares, and any such call may be made payable by instalments.

         (b) Each member shall, subject to receiving at least fourteen days' notice specifying the time or times and place of payment, pay to the Company the amount called on his shares and at the time or times and place so specified. The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, any of the members shall not invalidate the call.

19. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed. A call may be revoked, varied or postponed as to all or any of the members liable therefor as the Directors may determine. A person on whom a call is made will remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

20. If any part of a call is not paid before or on the day appointed for payment thereof, the person from whom the payment is due shall be liable to pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment together with interest on the outstanding part thereof at such rate as the Directors shall determine (not exceeding twenty per cent. per annum) from the day appointed for the payment of such call or instalment to the time of discharge thereof in full; but the Directors may, if they shall think fit, waive the payment of such costs, charges, expenses or interest or any part thereof.

21. If, by the terms of the issue of any shares or otherwise, any amount is made payable upon allotment or at any fixed time, whether on account of the nominal amount of the shares or by way of premium, every such amount shall be payable as if it were a call duly made and payable on the date on which by the terms of issue the same becomes payable; and all the provisions hereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non-payment of calls, shall apply to every such amount and the shares in respect of which it is payable in the case of non-payment thereof.

22. The Directors may, if they shall think fit, receive from any member willing to advance the same (either in money or money's worth) all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him; and upon all or any of the moneys so paid



                                    Ex-10
         in advance the Directors may (until the same would, but for such payment in advance, become presently payable) pay interest at such rate as may be agreed upon between the member paying the moneys in advance and the Directors (not exceeding twenty per cent. per annum). But a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called. The Directors may also at any time repay the amount so advanced upon giving to such member one month's notice in writing unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

23. On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such money is due; that the resolution making the call is duly recorded in the minute book of the Company; and that notice of such call was duly given to the member sued in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence that the money is due.

24. No member shall, unless the Directors otherwise determine, be entitled to receive any dividend or bonus, or to receive notice of or to be present or vote at any general meeting, either personally or (save as proxy for another member) by proxy, or to exercise any privileges as a member, or be reckoned in a quorum, until he shall have paid all calls or other sums for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

                                  FORFEITURE

25. If any member fails to pay in full any call or any instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter, during such time as any part of the call remains unpaid without prejudice to the provisions of Article 24, serve a notice on him requiring him to pay so much of the call as is unpaid together with interest accrued and any expenses incurred by reason of such non-payment.

26. The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which such call or part thereof and all interest accrued and expenses incurred by reason of such non-payment are to be paid, and it shall also name the place where payment is to be made, such place being either the Office, or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call is payable will be liable to forfeiture.

27. If the requirements with regard to payment of any such notice as aforesaid are not complied with, any shares in respect of which such notice has been given may, at any time thereafter and before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect, and any such forfeiture shall extend to all dividends and bonuses declared in respect of the shares so forfeited but not payable until after such forfeiture. The Directors may accept surrender of any shares liable to be forfeited hereunder and in such cases references in the Articles to forfeiture shall include surrender.

28. Any shares so forfeited shall be deemed for the purposes of this Article to be the property of the Company and may be sold, re-allotted or otherwise disposed of either subject to or discharged from all calls made prior to the forfeiture, to any person, upon such terms as to subscription price and otherwise and in such manner and at such time or times as the



                                    Ex-11

         Directors think fit. For the purpose of giving effect to any such sale or other disposition the Directors may authorise the transfer of the shares so sold or otherwise disposed of to the purchaser thereof or any other person becoming entitled thereto. The Directors shall account to the person whose shares have been forfeited with the balance (if any) of monies received by the Company in respect of those shares after deduction of expenses of forfeiture, sale or disposal of the shares and any amount due to the Company in respect of the shares.

29. The Directors may, at any time before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit or permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share, and upon such further terms (if any) they think fit.

30. Any person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall notwithstanding the forfeiture be and remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the date of forfeiture until payment at such rate as the Directors may prescribe (not exceeding twenty per cent. per annum), and the Directors may enforce the payment of such moneys or any part thereof and without any deduction or allowance for the value of the shares at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

31. When any shares have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture and an entry shall be made in the Register recording the forfeiture and the date thereof but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry, and so soon as the shares so forfeited have been sold or otherwise disposed of an entry shall also be made of the manner and date of the sale or disposal thereof.

                                     LIEN

32. The Company shall have a first and paramount lien on every share (not being a fully paid-up share) for all moneys outstanding in respect of such share whether presently payable or not, and the Company shall also have a first and paramount lien on every share (other than fully paid-up shares) standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice has been given to the Company of any interest of any person other than such member, and whether the time for the payment or discharge of the same shall have already arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member or not. The Company's lien on a share shall extend to all dividends payable thereon. The Directors may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article.

33. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of such lien exists is liable



                                    Ex-12
         to be presently fulfilled or discharged, nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death, bankruptcy or winding-up or otherwise by operation of law or court order.

34. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities in respect whereof the lien exists so far as the same are presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale the Directors may authorise some person to transfer the shares so sold to the purchaser thereof and may enter the purchaser's name in the Register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

35. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allocation or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

                              TRANSFER OF SHARES

36. The instrument of transfer of any shares in the Company shall be in writing in the usual common form or in such other form as the Board may accept and may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time and shall be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

37. Every instrument of transfer shall be lodged at the Office for registration (or at such other place the Board may appoint for such purpose) accompanied by the certificate relating to the shares to be transferred and such other evidence as the Directors may require in relation thereto. All instruments of transfer which shall be registered shall be retained by the Company, but save where fraud is suspected any instrument of transfer which the Directors may decline to register shall, on demand, be returned to the person depositing the same.

38. There shall be paid to the Company in respect of the registration of a transfer and of any Grant of Probate or Letters of Administration, Certificate of Marriage or Death, Power of Attorney or other document relating to or affecting the title to any share or for making of any entry in the Register affecting the title to any share such fee (if any) as the Directors may from time to time require or prescribe (but not exceeding HK$2.50 or such greater sum as the Stock Exchange may from time to time permit).



                                    Ex-13

39. The registration of transfers may be suspended at such times and for such periods as the Directors may, in accordance with section 99 of the Ordinance, from time to time determine and either generally or in respect of any class of shares.

40. The Directors may, subject to section 69 of the Ordinance, at any time in their absolute discretion and without assigning any reason therefor decline to register any transfer of any share (not being a fully paid-up share). If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

41.      The Directors may also decline to register any transfer unless:

         (a) the instrument of transfer is in respect of only one class of share;

         (b) in the case of a transfer to joint holders, the number of transferees does not exceed four;

         (c) the shares concerned are free of any lien in favour of the Company;

         (d)  the instrument of transfer is properly stamped;

         (e) such other conditions as the Directors may from time to time impose for the purpose of guarding against losses arising from forgery are satisfied;

         (f) a fee not exceeding the maximum fee prescribed or permitted from time to time by the Stock Exchange is paid to the Company in respect thereof;

         (g) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.

42. No transfer may be made to an infant or to a person of unsound mind or under other legal disability.

                            TRANSMISSION OF SHARES

43. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder, whether sole or joint, from any liability in respect of any share solely or jointly held by him.

44. Any person becoming entitled to shares in the Company in consequence of the death, bankruptcy or winding-up of any member or otherwise by operation of law or by court order shall, upon procuring such evidence of his title as the Directors may require, have the right either to be registered himself as the holder of the shares upon giving to the Company notice in writing of such his desire or to transfer such shares to some other person. All the limitations, restrictions and provisions of these Articles and the Ordinance relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as if the same were a transfer of shares by a member, including the Directors' right to refuse or suspend registration.

45. A person becoming entitled to shares in the Company in consequence of the death, bankruptcy or winding-up of any member or otherwise by operation of law or by court order shall have the right to receive and give a discharge for any dividends or other moneys payable



                                    Ex-14
         in respect of the shares, provided always that the Directors may at any time give notice requiring any such person to elect to be registered himself or to transfer the shares, and if the notice is not complied with within sixty days, the Directors may thereafter withhold payment of all dividends or other moneys payable in respect of the shares until the requirements of the notice have been complied with but, subject to the requirements of Article 76 being met, such a person may vote at meetings.

                                     STOCK

46. The Company may from time to time by ordinary resolution convert any fully paid-up shares into stock and may reconvert any stock into fully paid-up shares of any denomination. After the passing of any resolution converting all the fully paid-up shares of any class in the capital of the Company into stock, any shares of that class which subsequently become fully paid-up and rank pari passu in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted.

47. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit. The Directors may from time to time fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not, without the sanction of an ordinary resolution of the Company, exceed the nominal amount of each of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

48. The holders of stock shall, according to the amount of the stock held by them, have the same rights as regards dividends, participation in assets on a winding-up, voting at general meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right (except as to participation in dividends, profits and in assets on a reduction of capital or a winding-up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right.

49. Such of these Articles as are applicable to fully paid-up shares shall apply mutatis mutandis to stock, and the words "share" and "shareholder" shall include "stock" and "stockholder".

                INCREASE OF CAPITAL AND PURCHASE OF OWN SHARES

50. The Company may, from time to time, by ordinary resolution increase its authorised capital by such sum divided into shares of such amounts as the resolution shall prescribe.

51. The general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered in the first instance, and either at par or at a premium or (subject to the provisions of the Ordinance) at a discount, to all the holders for the time being of any class of shares in the capital of the Company, in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the Directors, and Article 7 shall apply thereto. The Company may exercise any powers conferred or permitted by the Ordinance or any other ordinance from time to time to purchase or otherwise acquire its own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company purchase or otherwise acquire its own shares or warrants neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired rateably or in



                                    Ex-15
         any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that (a) purchases not made through the market or by tender shall be limited to a maximum price, and (b) if purchases are by tender, tenders shall be available to all shareholders alike and provided further that any such purchase or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time in force.

52. Subject to any direction or determination that may be given or made in accordance with the powers contained in these Articles, all new shares created pursuant to Article 50 shall be subject to the same provisions herein contained with reference to the payment of calls, transfer, transmission, forfeiture, lien and otherwise as the existing shares of the Company.

                          ALTERATION OF SHARE CAPITAL

53.           The Company may by ordinary resolution:

         (a) subdivide its existing shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company, provided that in the subdivision of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from such subdivision one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares;

         (b) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

         (c) consolidate and divide its share capital or any part thereof into shares of larger amount than its existing shares;

         (d) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised capital by the amount of the shares so cancelled; or

         (e) make provision for the issue and allotment of shares which do not carry any voting rights.

54. The Company may by special resolution reduce its share capital and any capital redemption reserve fund or any share premium account in any manner allowed by law.

55. Where any difficulty arises in regard to any consolidation and division under paragraph (c) of Article 53, the Directors may settle the same as they think expedient and in particular may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the members who would have been entitled to the fractions, and for this purpose the Directors may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.



                                    Ex-16

                            MODIFICATION OF RIGHTS

56. All or any of the special rights attached to any class of shares (unless otherwise provided for by the terms of issue of the shares of that class) for the time being in issue may subject to the provisions of the Ordinance, at any time, as well before as during liquidation, be altered or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class, and all the provisions contained in these Articles relating to general meetings shall mutatis mutandis apply to every such meeting but so that the quorum thereof shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of the class, and that any holder of shares of that class present in person or by proxy may demand a poll.

57. The provisions of the foregoing Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied.

58. The special rights conferred upon the holders of shares or any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

                               GENERAL MEETINGS

59. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year. The annual general meeting shall be held at such time (within a period of not more than fifteen months, or such longer period as the Registrar of Companies may authorise in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the Directors. All other general meetings shall be called extraordinary general meetings.

60. The Directors may wherever they think fit, and shall on requisition in accordance with the Ordinance, proceed to convene an extraordinary general meeting.

                          NOTICE OF GENERAL MEETINGS

61. Subject to section 116C of the Ordinance, an annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one days' notice in writing, and any other general meeting shall be called by not less than fourteen days' notice in writing. The notice shall specify the place, date and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. There shall appear on every such notice with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a member of the Company.

62. Notwithstanding that a meeting of the Company is called by shorter notice than that specified in these Articles or required by the Ordinance, it shall be deemed to have been duly called if it is so agreed:

         (a) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and



                                    Ex-17

         (b) in the case of any other meeting, by a majority in number of the members having the right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

63. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

                        PROCEEDINGS AT GENERAL MEETINGS

64. All business shall be deemed special that is transacted at an extraordinary general meeting and at an annual general meeting with the exception of:

         (a) the receipt of the accounts and balance sheet and the reports of the Directors and other documents required to be annexed to the accounts;

         (b)  the declaration and sanction of dividends;

         (c)  the election of Directors in place of those retiring (if any);

         (d)  the election or re-election of the Auditors of the Company; and

         (e) the fixing of, or the determination of the method of fixing, the remuneration or extra remuneration of the Directors and of the Auditors of the Company.

65. No business save the election of a Chairman of the meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

66. If, within thirty minutes from the time appointed for the meeting a quorum be not present, the meeting, if convened upon requisition in accordance with the Ordinance, shall be dissolved; but in any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the Chairman of the meeting may determine. If at such adjourned meeting a quorum be not present within thirty minutes from the time appointed for the meeting, the member or members present in person or by proxy shall be a quorum and may transact the business for which the meeting is called.

67. The Chairman (if any) of the Board shall preside as Chairman at every general meeting. If there is no such Chairman or if at any meeting the Chairman is not present within fifteen minutes after the time appointed for holding the meeting, or if the Chairman is not willing to act as Chairman at the meeting, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as Chairman if willing to act. If no Director is present, or if each of the Directors present declines to act as Chairman, the persons present and entitled to vote shall elect one of their number to be Chairman of the meeting.

68. The Chairman of any general meeting at which a quorum is present may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place or sine die; but no business shall be transacted at any adjourned meeting other than business which might have been transacted at the meeting from which the adjournment took place unless due notice thereof is given or such notice is waived in the manner prescribed by these Articles. When a meeting is adjourned for thirty days or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the



                                    Ex-18
         business to be transacted thereat. Where a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the Directors.

                                    VOTING

69.      (a)  At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

              (i)    the Chairman of the meeting; or

              (ii) at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

              (iii) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

              (iv) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

         (b) Unless a poll is so demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

70. A demand for a poll may be withdrawn only with the approval of the Chairman of the meeting, at any time before the close of the meeting or the taking of the poll, whichever is earlier. If a poll be directed or demanded in the manner (including the use of ballot or voting papers or tickets) above mentioned it shall (subject to the provisions of Article 72 hereof) be taken at such time (being not later than thirty days after the date of the demand) and in such manner as the Chairman of the meeting may appoint. No notice need be given of a poll not taken immediately. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

71. In the case of an equality of votes at any general meeting, whether upon a show of hands or on a poll, the Chairman of the meeting shall be entitled to a second or casting vote.

72. A poll demanded upon the election of a Chairman or upon a question of adjournment shall be taken forthwith. Any business, other than that upon which a poll has been demanded, may be proceeded with pending the taking of the poll.

73.      (a)  Save as expressly provided in these Articles, no person other than a member duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum at any general meeting.



                                    Ex-19

         (b) No objection shall be made to the validity of any vote except at a meeting at which such vote shall be tendered and every vote whether given personally or by proxy not disallowed at such meeting shall be deemed valid for all purposes whatsoever of such meeting or poll.

         (c) In case of any dispute as to voting the Chairman shall determine the same, and such determination shall be final and conclusive.

74. Subject to the provisions of the Ordinance, a resolution in writing signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more members.

                               VOTES OF MEMBERS

75. Subject to Article 85 and to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under section 115 of the Ordinance at any general meeting shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every fully paid-up share of which he is the holder.

76. Any person entitled under Article 45 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

77. On a poll, votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

78. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, curator bonis or other person in the nature of a committee or curator bonis appointed by that court, and such committee, curator bonis or other person may on a poll, vote by proxy. If any member be a minor he may vote by his guardian or one of his guardians who may give their votes personally or by proxy. Where a member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

                                    PROXIES

79.      (a)  A proxy need not be a member of the Company.

         (b) An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may accept, and shall be deemed, subject to the proviso hereinafter contained, to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit.



                                    Ex-20

              Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which special business (determined as provided in Article 64) is to be transacted shall be such as to enable the member according to his intention to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business and shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

80. The instrument appointing a proxy shall be signed by the appointor, or his duly authorised attorney, of if such appointor be a corporation, under its common seal or signed by some officer, attorney or other person duly authorised in that behalf.

81. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Office at least forty-eight hours before the time fixed for holding the meeting at which the person named in such instrument proposes to attend and vote or, in the case of a poll, at least thirty-six hours before the time appointed for the taking of the poll; otherwise the person so named shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the Chairman of the meeting. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

82. Any member may by power of attorney appoint any person to be his attorney for the purpose of attending and voting at any meeting, and such power may be a special power limited to any particular meeting or a general power extending to all meetings at which such member is entitled to vote. Every such power shall be deposited at the Office at least thirty-six hours before the time fixed for holding the meeting at which such attorney proposes to attend and vote or, in the case of a poll, at least twenty-four hours before the time appointed for the taking of the poll; otherwise the attorney shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the Chairman of the meeting.

83.      (a)  An instrument of proxy may be revoked by forwarding to the
              Office written notification of such revocation signed by or on behalf of the person who issued or authorised the issue of the instrument of proxy.

         (b) A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the proxy or power of attorney or other authority, or transfer of the shares in respect of which the proxy is given, provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the Office at least twenty-four hours before the time fixed for holding the meeting, or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

84. Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such persons at it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. References in these Articles to a member present in person at a



                                    Ex-21
         meeting shall, unless the context otherwise requires, include a corporation which is a member represented at the meeting by such duly authorised representative.

85. Without prejudice to the generality of Article 84 if a Clearing House (or its nominee) is a member of the Company, it (or, as the case may be, its nominee) may authorise such person or persons as it thinks fit to act as its proxy and proxies or representative or representatives at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the proxy form or authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised under the provisions of this Article shall be entitled to exercise the same powers on behalf of the Clearing House (or its nominee) which he represents as that Clearing House (or its nominee) could exercise if it were an individual member of the Company and, on a show of hands, each such person shall be entitled to a separate vote.

                                   DIRECTORS

86. Unless and until otherwise determined by an ordinary resolution of the Company, the Directors shall be not fewer than two in number, and there shall be no maximum number of Directors.

87. The Company shall keep in accordance with the Ordinance a register containing the names and addresses and occupations of its Directors and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Ordinance.

88. A Director need not hold any shares in the Company. If invited by the Company, a Director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings.

                            DIRECTORS' REMUNERATION

89.      (a)  The Directors shall be entitled to receive by way of
              remuneration for their services such sum not exceeding in aggregate HK$1,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine which (unless otherwise directed by resolution by which it is voted) is to be divided amongst the Directors in such proportions and in such manner as the Board may agree, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of directors' fees.

         (b) The Directors shall also be entitled to be repaid their reasonable travelling, hotel and other expenses incurred by them in or about the performance of their duties as Directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or on the discharge of their duties as directors.

90. The Directors may award special remuneration out of the funds of the Company (by way of salary, commission or otherwise as the Directors may determine) to any Director who performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director.



                                    Ex-22

                              POWERS OF DIRECTORS

91. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents for the Company, and may fix their remuneration, and may delegate (with or without power to sub-delegate as the Directors shall determine) to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

92. The Directors may from time to time and at any time by power of attorney or other instrument appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other instrument may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the seal of the Company.

93. Subject to and to the extent permitted by the Ordinance, the Company or the Directors on behalf of the Company, may cause to be kept in any territory a Branch Register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such Branch Register.

94. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine. The Company's bank accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

95.      (a)  The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. Debentures, debenture stocks, bonds and other securities of the Company may be made assignable free from any equities between the Company and the person to which the same may be issued, and may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

         (b) The Directors shall cause a proper register to be kept, in accordance with the provisions of the Ordinance, of all mortgages and charges affecting the property of the Company and shall duly comply with the requirements of the Ordinance in regard



                                    Ex-23
              to the registration of mortgages and charges therein specified and otherwise. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

96. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

                     APPOINTMENT AND REMOVAL OF DIRECTORS

97. At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation save any Director holding office as Chairman or Chief Executive Officer. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. The Company at any general meeting at which any Directors retire may fill the vacated offices. No person other than a Director retiring at the meeting, shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless there shall have been lodged at the Office or at the head office of the Company within the period referred to in the next succeeding sentence a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected. The period for lodgement of such notices shall commence on (and include) the day after the despatch of the notice of meeting appointed for such election and end on (and exclude) the date that is seven (7) days before the date appointed for the meeting.

98. If at any general meeting at which an election of Directors ought to take place the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled, unless:

         (a) it shall be determined at such meeting to reduce the number of Directors;

         (b) it is expressly resolved at such meeting not to fill such vacated offices;



                                    Ex-24

         (c) in any such case the resolution for re-election of a Director is put to the meeting and lost; or

         (d) such Director has given notice in writing to the Company that he is not willing to be re-elected.

99. The Company may, from time to time, by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board.

100. The Company may by ordinary resolution remove any Director notwithstanding anything in these Articles or in any agreement between him and the Company (but without prejudice to any right to damages for termination of such agreement not in accordance with the terms thereof), and may, if thought fit, by ordinary resolution appoint another person in his stead. Special notice is required of a resolution to remove a Director, or to appoint somebody in place of a Director so removed at the meeting at which he is removed, in accordance with the Ordinance. Any person so elected shall hold office for such time only as the Director in whose place he is elected would have held the office if he had not been removed.

101. The Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the shareholders in general meeting and any directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at each annual general meeting.

102. The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as the number of Directors is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose. If there shall be no Directors able or willing to act, then any two members may summon a general meeting for the purpose of appointing Directors.

103. No person other than a retiring Director shall, unless recommended by the Board for re-election, be eligible for election to the office of Director at any annual general meeting unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his consent to be elected shall have been lodged at the Office or head office of the Company. The period for lodgement of such notices shall commence on (and include) the day after the despatch of the notice of meeting appointed for such election and end on (and exclude) the date that is seven (7) days before the date appointed for the meeting.

                              ALTERNATE DIRECTORS

104. Each Director may by written notification to the Company nominate any other person to act as alternate Director in his place for a specified period and at his discretion in similar manner remove such alternate Director. If such person is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved. The alternate Director shall (except as regards the power to appoint an alternate) be subject in all respects to the terms and conditions existing with reference to the other Directors of the Company; and each alternate Director, whilst acting as such, shall exercise and discharge all the functions, powers and duties of the Director he represents, but shall look to such Director solely for his remuneration as alternate Director. Every person acting as an



                                    Ex-25
         alternate Director shall (except when absent from Hong Kong) be entitled to receive notices of meetings of the Board and shall have one vote for each Director for whom he acts as alternate at any such meeting at which the Director appointing him is not personally present (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor. Any person appointed as an alternate Director shall vacate his office as such alternate Director if and when the Director by whom he has been appointed removes him or vacates office as Director. An alternate Director shall be responsible and liable for his own acts, omissions and defaults. An alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the alternate Director shall not be vicariously liable for any acts or omissions, including but not limited to any tort, committed by or of the alternate Director while acting in the capacity of alternate Director. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

                         DISQUALIFICATION OF DIRECTORS

105.     The office of a Director shall ipso facto be vacated:

         (a) if he becomes prohibited by law or court order from being a Director;

         (b) if a receiving order is made against him or he makes any arrangement or composition with his creditors;

         (c)  if he becomes of unsound mind;

         (d) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office;

         (e) if he shall be removed from office by notice in writing served upon him signed by all his co-directors;

         (f)  if he resigns his office;

         (g)  if he is removed by a special resolution of the Company; or

         (h)  if he is convicted of an indictable offence.

                             DIRECTORS' INTERESTS

106. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Ordinance. A general notice given to the Directors by a Director to the effect that he is a member or a director of a specified company or firm, and is to be regarded as interested in any contract, arrangement or dealing which may, after the date of the notice, be entered into or made with that company or firm, shall, for the purpose of this Article, be deemed to be a sufficient disclosure of interest in relation to any contract, arrangement or dealing so entered into or made. Without prejudice to the generality of the



                                    Ex-26
         foregoing, a Director shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of sections 155B, 158, 161 and 161B of the Ordinance.

107. A Director may hold any other office or place of profit under the Company (other than the office of Auditor), and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director, for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article. No Director or intended Director shall be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any Director or any firm or company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit, remuneration or other benefits realised by any such contract or arrangement by reason only of such Director holding that office or of any fiduciary relationship thereby established, provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

108. A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he is or any of his associates are materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

         (a) any contract or arrangement for the giving by the Company of any security or indemnity to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

         (b) any contract or arrangement for the giving by the Company of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility, or guaranteed or secured in whole or in part whether alone or jointly;

         (c) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

         (d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

         (e) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested whether directly or indirectly as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company other than a company in which the Director and any of his associates are in aggregate beneficially interested 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his associates is derived) or of



                                    Ex-27
              the voting rights (excluding for the purpose of calculating such five per cent. interest any indirect interest of such Director or his associates by virtue of an interest of the Company in such company);

         (f) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to Directors, his associate(s) and employees of the Company or of any of its subsidiaries and does not give in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates;

         (g) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of, the employees of the Company or its subsidiaries under which the Director or his associate(s) may benefit.

         A company shall be deemed to be a company in which a Director and/or his associate(s) owns 5% or more if and so long as (but only if and so long as) he and/or his associate(s) (either directly or indirectly) is/are the holders of or beneficially interested in 5% or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or any third company through which his/their interest or that of any of his associates is derived) or of the voting rights of any class of shares available to shareholders of the Company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is interested only as a unit holder and any shares which carry no voting right at general meetings and restrict dividend and return of capital rights.

         Where a company in which a Director and/or his associate(s) holds 5% or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to shareholders of the Company is/are materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

         If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to such Chairman has not been fairly disclosed to the Board.

109. A Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer or manager or other officer or member of any other company in which the Company is interested, and (unless otherwise agreed) shall not be liable to account to the Company for any remuneration or other benefits received by him as a director, managing director, joint managing director,



                                    Ex-28
         deputy managing director, executive director, chief executive officer, manager or other officer or member of any such other company. The Board may exercise the voting powers conferred by the shares in any other company held or owned by the Company or exercisable by it as directors of such other company in such manner as in all respects as the Board thinks fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, chief executive officers, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or be about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid. A Director of the Company may be or become a director of any company promoted by the Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director will be accountable for any benefits received as a director or member of such company. A Director of the Company or his firm may not act as auditor of the Company.

                CHIEF EXECUTIVE OFFICERS AND OTHER APPOINTMENTS

110. The Directors may, from time to time, appoint one or more of their number to be Chief Executive Officer or Chief Operating Officer of the Company, or to hold such office in the management, administration or conduct of the business of the Company as they may decide, and for such period and upon such terms and for such remuneration as the Directors shall think fit, and the Directors may also, from time to time (subject to the provisions of any agreement between him or them and the Company) remove him or them from office, and appoint another or others in his or their place or places.

111. A Chief Executive Officer or a Chief Operating Officer (subject to the provisions of any agreement between him and the Company) shall be subject to the same provisions as to resignation and removal as the other Directors of the Company, and shall ipso facto and immediately cease to be Chief Executive Officer or Chief Operating Officer if he shall cease to hold the office of Director.

112. The Directors may, from time to time, entrust to and confer upon any Chief Executive Officer, Chief Operating Officer or Director, holding any other office in the management, administration or conduct of the business of the Company, such of the powers exercisable under these Articles by the Directors as they may think fit, and may confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions and with such restrictions as they may consider expedient, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

                           PROCEEDINGS OF DIRECTORS

113. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined by the Board, two Directors shall constitute a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. Matters arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors. A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other



                                    Ex-29
         simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

114. Notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally, in writing or by word of mouth, or sent to him at his last known address or any other address given by him to the Company for this purpose. A Director may waive notice of any meeting and any such waiver may be retrospective.

115. The Directors may elect a Chairman of the Board and determine the period for which he is to hold office; but if no such Chairman be elected, or if at any meeting the Chairman be not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

116. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill health or disability (or their alternate Directors) shall (so long as they constitute a quorum) be as effective for all purposes as a resolution of the Directors passed at a meeting duly convened, held and constituted. A written notification of confirmation of such resolution in writing signed by a Director shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors or alternate Directors and for this purpose, a facsimile signature of a Director or an alternate Director shall be treated as valid.

117. A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board generally.

118. The Directors may, from time to time, appoint committees consisting of such one or more persons as they think fit, and may delegate any of their powers to any such committee and, from time to time, revoke any such delegation and discharge any such committee wholly or in part. Any committee so appointed shall, in the exercise of the powers so delegated, conform to any regulations that may, from time to time, be imposed upon it by the Directors. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

119. The meetings and proceedings of any such committee consisting of two or more members shall be governed mutatis mutandis by the provisions of these Articles regulating the meetings and proceedings of the Directors, insofar as the same are not superseded by any regulations made by the Directors under the last preceding Article.

120. All acts done bona fide by any meeting of the Directors or of a committee of Directors, or by any persons acting as Directors, shall, notwithstanding that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a Director.

                                    MINUTES

121. The Directors shall cause to be entered and kept in books provided for the purpose minutes of the following:

         (a)  all appointments of officers;



                                    Ex-30

         (b) all the names of the Directors and any alternate Director who is not also a Director present at each meeting of the Directors and of any committee; and

         (c) all resolutions and proceedings of general meetings and of meetings of the Directors and committees.

         Any such minutes of any meeting of the Directors, or of any committee, or of the Company, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting, shall be receivable as evidence of the proceedings of such meeting.

                                   THE SEAL

122. The Directors shall procure a common seal to be made for the Company, and shall provide for the safe custody thereof. The Seal shall not be affixed to any instrument except by the authority of the Directors or a committee authorised by the Board in that behalf, and every instrument to which the Seal shall be affixed shall be signed by one Director or some other person nominated by the Directors for the purpose, provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the Seal may be affixed as the Board may determine) that such signature may be affixed to certificates for shares or debentures or representing any other form of security by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in the manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

123. The Company may have an official seal for use for sealing certificates for shares or other securities, with the addition of the word `Securities' on its face or in such other form as the Board may approve, issued by the Company as permitted by section 73A of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document to which such official seal is affixed and such certificates or other document shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may by writing under the Seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

124. The Company may exercise all the powers of having official seals conferred by the Ordinance and such powers shall be vested in the Directors.

                                   SECRETARY

125. The Directors shall appoint such person, persons or entities to be Secretary or Joint Secretaries of the Company for such period, at such remuneration and upon such conditions as they may think fit, and any Secretary or Joint Secretaries so appointed may be removed by them. Anything by the Ordinance or these Articles required or authorised to be done by or to the Secretary or Joint Secretaries, if the office is vacant or there is for any other reason no person capable of acting in the capacity as Secretary or Joint Secretaries, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board.



                                    Ex-31

                            DIVIDENDS AND RESERVES

126. The Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

127. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

128. The Directors may retain any dividend or other monies payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts and liabilities in respect of which the lien exists. The Board may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

129. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to capitalisations to be effected in pursuance of these Articles.

130. Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call shall be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call.

131.     (a)  In respect of any dividend which the Board has resolved to pay or any dividend declared or sanctioned or proposed to be declared or sanctioned by the Board or by the Company in general meeting, the Board may determine and announce, prior to or contemporaneously with the announcement, declaration or sanction of the dividend in question:

              either

              (i) that members entitled thereto will receive in lieu of such dividend (or such part thereof as the Board may think fit) an allotment of shares credited as fully paid provided that the members are at the same time accorded the right to elect to receive such dividend (or part thereof as the case may be) in cash in lieu of such allotment. In such case, the following provisions shall apply:

                     (A) the basis of any such allotment shall be determined by the Board;

                     (B) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (D) below, shall give notice in writing to the members of the right of election accorded to them and shall send



                                    Ex-32
                          with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective which shall be not less than two weeks from the date on which the notice above referred to was despatched to the members;

                     (C) the right of election accorded to members as aforesaid may be exercised in whole or in part;

                     (D)  the Board may resolve:

                          (I) that the right of election accorded to members as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (a); and/or

                          (II) that a member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (a) of this Article.

                          Provided that a member may exercise such election or give such notice in respect of all but not, some of the shares held by him and may at any time give seven days notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obligated to give to such member notice of the right of election accorded to him or send to him any form of election;

                     (E) the dividend (or that part of the dividend in lieu of which an allotment of shares is to be made as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the "Non-Elected Shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Non-Elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of the amount standing to the credit of share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares on such basis;

                     (F) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall in addition to the amount to be capitalised and applied pursuant to sub-paragraph
                          (E) above, and for the purposes therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried



                                    Ex-33
                          and standing to the credit of any reserve or reserves or other special account) as the Directors may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (E) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares;

              or

              (ii) that members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

                     (A) the basis of any such allotment shall be determined by the Board;

                     (B) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (D) below, shall give notice in writing to the members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective which shall be not less than two weeks from the date on which the notice above referred to was despatched to the members;

                     (C) the right of election accorded to members as aforesaid may be exercised in whole or in part;

                     (D)  the Board may resolve;

                          (I) that the right of election accorded to members as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of this paragraph (a); and/or

                          (II) that a member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes determination pursuant to sub-paragraph (ii) of paragraph (a).

                          Provided that a member may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days' notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until revocation has taken effect, the Board shall not be obliged to give to such member notice of the right of election accorded to him or send to him any form of election;



                                    Ex-34

                     (E) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the Elected Shares) and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of the amount standing to the credit of share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis;

                     (F) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall in addition to the amount to be capitalised and applied pursuant to sub-paragraph
                          (E) above, and for the purpose therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (E) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst holders of the Elected Shares.

         (b) The shares allotted pursuant to the provisions of paragraph (a) of this Article shall rank pari passu in all respects with the fully paid shares then in issue save only as regards participation:

              (i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

              (ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or
              (ii) of paragraph (a) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (a) of this Article shall rank for participation in such distribution, bonus or rights.

         (c) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) of this Article with full power to the Board to make such provisions as they think fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members



                                    Ex-35
              concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

         (d) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (a) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shares to elect such dividend in cash in lieu of such allotment.

         (e) The Board may on any occasion when it makes a determination pursuant to paragraph (a) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any members with registered addresses in any particular territory or territories or to a Depositary where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such resolution and the only entitlement of members in any such territory or territories shall be to receive in cash the relevant dividend resolved to be paid or declared. "Depositary" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangements principally for the benefit of employees of the Company and/or its subsidiaries which have been approved by the Board.

         (f) The Board may at any time resolve to cancel all (but not some only) of the elections made and the notices given by the members pursuant to sub-paragraphs (i)(D) and (ii)(D) of paragraph (a) of this Article by giving seven days' notice in writing to the relevant members.

         (g) The Board may on any occasion determine that rights of election under paragraph (a) of this Article shall not be made available to members who are registered in the Register, or in respect of shares the transfer of which is registered, after a date fixed by the Board and in such event the provisions aforesaid shall be read and construed subject to such determination.

132. No dividend shall be payable except out of the profits or other distributable reserves of the Company, and no dividend shall bear interest as against the Company.

133. The Directors may, if they think fit, from time to time, resolve to pay to the members such interim dividends as appear to the Directors to be justified by the reserves of the Company. If at any time the share capital of the Company is divided into different classes the Directors may resolve to pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential or special rights in regard to dividend, and provided that the Directors act bona fide they shall not incur any



                                    Ex-36
         responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. The Directors may also resolve to pay at half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the reserves of the Company justify the payment.

134. All dividends unclaimed for one year after having become payable may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed, and all dividends unclaimed for six years after having become payable may be forfeited by the Directors and shall revert to the Company. The payment into a separate account of any monies payable in respect of a dividend shall not constitute the Company a trustee in respect thereof for any person.

135. Unless otherwise directed any dividend or other monies payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled, or, in the case of joint holders, to the registered address of that one whose name stands first on the Register in respect of the joint holding, or addressed to such person at such address as the holder or joint holders shall direct. The Company shall not be liable or responsible for any cheque or warrant lost in transmission nor for any dividend or other monies lost to the member or person entitled thereto by the forged endorsement of any cheque or warrant. Payment of the cheque or warrant by the banker on whom it is drawn shall be a good discharge to the Company.

136. The Directors may distribute in specie or in kind among the members in satisfaction in whole or in part of any dividend any of the assets of the Company, and in particular any shares or securities of other companies to which the Company is entitled and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue fractional certificates, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where required, a contract shall be filed in accordance with the provisions of the Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

137. Before recommending a dividend the Directors may set aside any part of the net profits of the Company to one or more reserves, and may apply the same either by employing it in the business of the Company or by investing it in such manner as they shall think fit and the income arising from such reserves shall be treated as part of the profits of the Company. Such reserves may be applied for the purpose of maintaining the property of the Company, replacing wasting assets, meeting contingencies, forming an insurance fund, equalising dividends, paying special dividends, or for any other purpose for which the undivided profits of the Company may lawfully be used, and until the same shall be so applied it shall be deemed to remain undivided profit. The Directors may also carry forward as undivided profit any profit or balance of profit which they shall not think fit to recommend as dividend or to place to reserve.

                          AUTHENTICATION OF DOCUMENTS

138. Any Director or the Secretary or other authorised officer of the Company shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records,



                                    Ex-37
         documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies of extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or such other officer of the Company having the custody thereof shall be deemed to be the authorised officer of the Company as aforesaid. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Company or of the Directors or any local board or committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

                        CAPITALISATION OF RESERVES ETC.

139. The Company in general meeting may upon the recommendation of the Directors resolve to capitalise any part of the Company's reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to a dividend, and accordingly that such part be divided amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied as a capitalisation issue either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other:

         Provided that any amount standing to the credit of a share premium account or a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid-up shares.

140. Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the reserves and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid-up shares, debentures or other securities and generally shall do all acts and things required to give effect thereto.

141. For the purpose of giving effect to any resolution under Articles 136 and 139 hereof the Directors may settle any difficulty which may arise in regard to the distribution or capitalisation issue as they think expedient, and in particular may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any members based upon the value so fixed or that fractions of such value as the Directors may determine may be disregarded in order to adjust the rights of all parties, and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the distribution or capitalisation issue as may seem expedient to the Directors. The provisions of the Ordinance in relation to the filing of contracts for allotment shall be observed, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to share in the distribution or capitalisation issue, and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

                             ACCOUNTS AND AUDITORS

142. The Directors shall cause proper books of account to be kept with respect to:

         (a) all sums of money received and expended by the Company and the matters in respect of which such receipt and expenditure take place; and



                                    Ex-38

         (b)  the assets and liabilities of the Company.

         Proper books shall not be deemed to be kept if there are not kept such books of accounts as are necessary to give a true and fair view of the transactions.

143. The Directors shall from time to time, in accordance with the provisions of the Ordinance, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Ordinance.

144. A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting, together with a copy of the Directors' report and a copy of the Auditors' report, shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and all persons other than members or holders of debentures of the Company, being persons entitled to receive notices of general meetings of the Company:

         Provided that this Article shall be subject to Article 144B and shall not require a copy of those documents to be sent to any person of whose address the Company is not aware, to more than one of the joint holders of any shares or debentures, nor to any person to whom the Company has duly sent a copy of a summary financial report (as defined in the Ordinance) in accordance with the provisions of the Ordinance and Article 144A.

144A Subject to Article 144B, a copy of a summary financial report in the form and containing the contents as required by the Ordinance shall be sent by the Company in accordance with the provisions of the Ordinance to a person who has been offered and agrees, in accordance with the provisions of the Ordinance, to be sent a copy of such summary financial report.

144B Where a person has, in accordance with the provisions of the Ordinance where applicable, consented to treat the publication or the making available of the relevant financial documents and/or the summary financial report (each as defined in the Ordinance) on a computer network or by such other means as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report (each as defined in the Ordinance), then the publication or the making available by the Company, in accordance with the provisions of the Ordinance where applicable, on such computer network or by such other means of the relevant financial documents or the summary financial report (each as defined in the Ordinance) shall, in relation to each consenting person, be deemed to discharge the Company's obligations under Article 144 and/or Article 144A.

145. Auditors shall be appointed and their duties regulated in the manner provided by the Ordinance.

146. Subject as otherwise provided by the Ordinance the remuneration of the Auditors shall be fixed by the Company in general meeting provided always that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board.

147. Every statement of accounts audited by the Company's Auditors and presented by the Board at a general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of accounts amended in respect of the error shall be conclusive.



                                    Ex-39

                                    NOTICES

148. Any notice, document or communication to be given or issued to the members shall be in writing in any one or more languages, may be served by the Company upon any member either personally or by sending it by mail, postage prepaid, addressed to such member at his registered address, and, in any case where the registered address of such member is outside Hong Kong, by prepaid airmail, or by delivering, sending or otherwise making available through electronic or other means to such member.

149. Any notice sent by mail shall be deemed to have been served in the case where the member's registered address is in Hong Kong on the day following that on which the notice is mailed in Hong Kong and in any other case on the fifth day after the day of mailing. In proving such service it shall be sufficient to prove that the notice was properly addressed and mailed, postage prepaid.

150. Any person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which, previously to his name and address being entered in the Register, shall be duly given to the person from whom he derives his title to such share.

151. Any notice, document or communication delivered or sent by mail to, or left at the registered address of, or made available through electronic or other means to, any member, in pursuance of these Articles, shall, notwithstanding such member be then deceased or bankrupt, and whether or not the Company have notice of his death or bankruptcy, be deemed to have been duly served in respect of any shares held by such member, whether held solely or jointly with other persons by such member, until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice, document or communication on his executors, administrators or assigns and all persons (if any) jointly interested with him in any such share.

152. Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid letter, envelope or wrapper, addressed to the Company or to such officer at the Office.

153. The signature to any notice to be given by the Company may be written or printed.

154. Subject to any special provisions contained in these Articles or in the Ordinance, all notices required to be given by advertisement shall be advertised in at least one daily Chinese and one daily English newspaper circulating in Hong Kong.

155. In reckoning the period for any notice given under these Articles, the day on which notice is served, or deemed to be served, and the day for which such notice is given shall be excluded.

                                  WINDING UP

156. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid-up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid upon on the shares held by them respectively. This Article is, however, subject to the rights of the holders of any shares which may be issued on special terms or conditions.



                                    Ex-40

157. If the Company shall be wound up, the liquidator (whether voluntary or official) may, with the sanction of a special resolution, divide among the members in specie or kind the whole or any part of the assets of the Company or vest any part of the assets of the Company in trustees upon such trusts for the benefit of the members or any of them as the resolution shall provide. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to section 237 of the Ordinance.

158. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong upon whom all summonses, notices, processes, orders and judgements in relation to or under the winding up of the Company may be served and, in default of such nomination, the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such member for all purposes, and where the liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such member by advertising in such English language daily newspaper circulating in Hong Kong as he shall deem appropriate or by a registered letter sent through the post and addressed to such member at his address as appearing in the Register, and such notice shall be deemed to be served on the day on which the advertisement appears or the letter is posted.

                                   INDEMNITY

159. Subject to the provisions of the Ordinance, every Director or other officer of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution of his office or otherwise in relation thereto and in particular and without prejudice to the generality of the foregoing every Director and other officer of the Company shall be indemnified by the Company against, and it shall be the duty of the Directors out of the funds of the Company to pay all costs, losses and expenses which any such Director and other officer may incur or become liable for by reason of any contract entered into, or act or thing done by him or them as such Director and other officer, or in any way in the discharge of their or his duties, including travelling expenses; and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company, and have priority as between the members over all other claims. Any person who is a Director or other officer of the Company shall not be liable (except in consequence of his own dishonesty) for the acts, receipts, neglects or defaults of any other Director or other officer of the Company or for any losses or expenses incurred by the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person with whom any moneys, securities or effects of the Company shall be deposited or for any loss occasioned by any error of judgement, omission, default or oversight on their or his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto. Each member of the Company agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.



                                    Ex-41

159A. Subject to Article 159 and the provisions of and so far as may be permitted by the Ordinance, the Company may purchase and maintain for any officer of the Company:

         (i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

         (ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

         In this Article 159A, "related company" in relation to the Company means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company.

                           DESTRUCTION OF DOCUMENTS

160      (a) Subject to the Ordinance, the Company may destroy:

              (i) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

              (ii) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date on which such mandate, variation, cancellation or notification was recorded by the Company;

              (iii) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

              (iv) any other document, on the basis of which any entry in the register is made, at any time after the expiry of six years from the date on which an entry in the register was first made in respect of it;

              and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

              (1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

              (2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso
                     (1) above are not fulfilled; and

              (3) references in this Article to the destruction of any document include reference to its disposal in any manner.



                                    Ex-42

         (b) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraph (a)(i) to (iv) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

                              UNTRACEABLE MEMBERS

161. Without prejudice to the rights of the Company, the Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

162. The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a member who is untraceable, but no such sale shall be made unless:

         (a) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of Association of the Company have remained uncashed;

         (b) so far as it is aware at the end of the relevant period, the Company has not at any time, during the relevant period received any indication of the existence of the member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law;

         (c) the Company has caused an advertisement to be inserted in English in one English language daily newspaper and in Chinese in one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Ordinance) advertising its intention to sell such shares and a period of three months has elapsed since the date of such advertisement; and

         (d) the Company has notified the stock exchange in the relevant territory of its intention to effect such sale.

         For the purpose of the foregoing, "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

         The manner, timing and terms of any sale of shares pursuant to this Article (including but not limited to the price or prices at which the same is made) shall be such as the Board determines, based upon advice from such bankers, brokers or other persons as the Board considers appropriate consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay and the Board shall not be liable to any person for any of the consequences of reliance on such advice.

163. To give effect to any such sale pursuant to Article 162 the Board may authorise any person to transfer the said shares and the instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder



                                    Ex-43
         or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and, upon receipt by the Company of such proceeds, it shall become indebted to the former member by carrying all moneys in respect thereof to a separate account for an amount equal to such net proceeds. No trusts shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall include any additional shares which during the relevant period or during any period ending on the date when all the requirements of sub-paragraphs (a) to (d) of Article 162 have been satisfied have been issued in respect of those held at the beginning of such relevant period and shall be valid and effective notwithstanding that the member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

                                  INFORMATION

164. No member of the Company shall be entitled to require discovery of or any information in respect of any detail of the Company's trading and any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.



                                    Ex-44

                                                                 Exhibit 4.38



                             (Summary Translation)



                           EQUITY TRANSFER AGREEMENT

                                    between

                              CNOOC CHINA LIMITED

                                      and

                    CHINA NATIONAL OFFSHORE OIL CORPORATION



                               September 5, 2003



                                    Ex-45

                           EQUITY TRANSFER AGREEMENT

This Agreement is entered into by and between the following parties in Beijing, the People's Republic of China ("China") on September 5, 2003:

1. CNOOC China Limited, a wholly foreign-owned enterprise established and existing under the laws of China, with its address at New Oil Town, Tanggu, Tianjin, China (hereinafter the "CNOOC China"); and

2. China National Offshore Oil Corporation, a state-owned enterprise established and existing under the laws of China, with its address at 9th Floor, CNOOC Building, No. 6 Dong Zhi Men Wai Xiao Jie, Dong Cheng District, Beijing, China (hereinafter "CNOOC").


WHEREAS:

1. CNOOC holds 94.70% of the registered capital of CNOOC Finance Corporation Limited (hereinafter the "Company"), China Offshore Oil & Gas Development and Utilization Corporation (hereinafter "CNOOC Oil & Gas") holds 3.53% of the Company's registered capital and CNOOC Engineering Limited (hereinafter "CNOOC Engineering") holds 1.77% of the Company's registered capital; and

2. CNOOC desires to transfer 31.80% of the Company's registered capital it holds to CNOOC China (hereinafter the "Transferred Interest").

NOW THEREFORE, on the basis of equality and mutual benefits and upon friendly negotiations, the parties hereby agree as follows:

Article 1.     Definitions

1.1 As used in this Agreement, and unless otherwise provided in this agreement, the following terms shall have the meanings indicated:

         "Financial reports"         shall mean the balance sheet as at
                                     December 31, 2002, the income statement,
                                     the statement of changes in equity, and
                                     the cash flow statement for fiscal year
                                     2002 audited by the independent auditor
                                     Xiamen Tianjian Huatian Accountant Firm;

         "Rmb"                       shall mean the legal currency of China;

         "Articles of Association"   shall mean the Company's articles of
                                     association;

         "Consideration"             shall have the meaning given to such term
                                     in Article 3 herein;

         "Conditions Precedent"      shall have the meaning given to such term
                                     in Article 4 herein;

         "Completion"                shall have the meaning given to such term in Article 5 herein.

1.2      In this agreement:

         (i) agreement or other documents shall mean the related agreement and documents, as may be amended, supplemented or modified from time to time;



                                    Ex-46

         (ii) unless otherwise provided, provisions, exhibits and schedules referred to herein shall mean the provisions, exhibits and schedules of this agreement, which constitute an indispensable part of thereof.

Article 2.     Equity Transfer

2. CNOOC agrees to sell to CNOOC China, and CNOOC China agrees to purchase from CNOOC the Transferred Interest pursuant to the terms and conditions of this agreement. Immediately after the transfer, CNOOC will hold 62.90% of the Company's registered capital, CNOOC China will hold 31.80% of the Company's registered capital, CNOOC Oil & Gas will hold 3.53% of the Company's registered capital, and CNOOC Engineering will hold 1.77% of the Company's registered capital.

Article 3.     Consideration

3. CNOOC China shall pay to CNOOC Rmb 450,000,000 in cash payment pursuant to the terms of this agreement as the consideration for the Transferred Interest .

Article 4.     Conditions Precedent

4.1      The conditions precedent to the Completion are:

         (i) all requisite consents or approvals from relevant regulatory authorities or government agencies, including the China Banking Regulatory Commission, have been obtained;

         (ii) consents or approvals have been obtained from related third-parties; and

         (iii) all procedural requirements have been satisfied pursuant to applicable laws and regulations.

         All the conditions precedent shall have been met prior to December 31, 2002, or such other date the parties mutually agree, otherwise this agreement will terminate automatically.

4.2 CNOOC undertakes to CNOOC China that it will make every effort to cause the satisfaction of the conditions precedent, and will notify CNOOC China once such conditions precedent have been satisfied.

Article 5.     Completion

5. Upon satisfaction of the conditions precedent, the parties will complete the equity transfer within five (5) business days, or such other date the parties mutually agree, pursuant to the Articles of Association. CNOOC China shall pay to CNOOC the sum of the consideration, and CNOOC shall complete the necessary procedures for the transfer of the equity interest.

Article 6.     Representations and Warranties

6. CNOOC undertakes to CNOOC China that its representations and warranties provided to CNOOC China in relation to this equity transfer are true, correct and not misleading. CNOOC will be liable for any losses incurred by CNOOC China due to any incorrectness of such representations and warranties.



                                    Ex-47

Article 7.     Dispute Resolution

7. In the event that a dispute arises, the parties shall resolve the dispute by virtue of friendly negotiation or mediation through their representatives. If the dispute cannot be so resolved within 90 days, either party may bring a suit in a court having jurisdiction.

Article 8.     Notice

8.1 All notices relating to this agreement shall be given in writing, and shall be delivered by one party to the other party by email, or by telegram or facsimile to the addresses listed in the preamble of this agreement or such other addresses the parties designate from time to time.

8.2 If the notice is given by personal delivery, notice is deemed received when the delivery is made; if by mail or telegram, notice is deemed received on the date of the acknowledge receipt; if by facsimile, notice is deemed received when transmission starts.

Article 9.     Governing Law

9. This agreement shall be governed by the laws of China and should be construed and executed under the Laws of China.

Article 10.    Language

10.      This agreement is written in the Chinese Language.

Article 11.    Effective Date

11. This agreement will become effective after it has been signed by the authorized representatives of the parties.



CNOOC China Limited

Authorized representative:

/s/  Shouwei Zhou
-------------------------------




China National Offshore Oil Corporation

Authorized representative:

/s/  Weizhi Xie
-------------------------------



                                    Ex-48

                                                                 Exhibit 4.39



                             (Summary Translation)



                              FRAMEWORK AGREEMENT



                                    between

                       CNOOC FINANCE CORPORATION LIMITED

                                      and

                                 CNOOC LIMITED





                                 April 8, 2004



                                    Ex-49

                              FRAMEWORK AGREEMENT

This Agreement is entered into by and between the following parties in Beijing, the People's Republic of China ("China") on April 8, 2004:

CNOOC Finance Corporation Limited, a limited liability company established and existing under the laws of China, with its address at 6th Floor, CNOOC Building, No. 6 Dong Zhi Men Wai Xiao Jie, Dong Cheng District, Beijing, China (hereinafter the "Finance Company" or "Party A"); and

CNOOC Limited, a company established and existing under the laws of Hong Kong, with its address at 9th Floor, CNOOC Building, No. 6 Dong Zhi Men Wai Xiao Jie, Dong Cheng District, Beijing, China (hereinafter "Party B"); and


WHEREAS:

1. Party A is a non-bank finance company, and its businesses include, among others, providing financial services to member companies of the China National Ocean Oil Corporation (CNOOC);

2. Party B is a member company of CNOOC and desires to use the financial services provided by Party A; and

3. The Parties desire to make fair and reasonable arrangements for the services to be provided to each other.

Now Therefore, on the basis of equality and mutual benefits and upon friendly negotiations, the Parties hereby agree as follows:

Article 1.     Basic Principles


1.1 In accordance with the terms hereof and the pricing principles and fee standards set forth herein, Party A agrees to provide certain financial services (hereinafter the "Financial Services") to Party B, and Party B agrees to pay the relevant fees (hereinafter the "Service Fees") to Party A.

1.2 If necessary, the Parties will enter into separate agreements in writing for the Financial Services to be provided hereunder.

Article 2.     Basic Contents of the Financial Services

2.1 The Financial Services to be mutually provided by the Parties under this Agreement shall include the following:

         The Finance Company agrees to provide to Party B such services as financial settlements, and deposits and loans among CNOOC and its member companies. The rights and obligations of the Parties in connection with Party B's provision of the Financial Services shall be subject to a separate agreement to be entered into by the Parties based on the principles agreed upon herein.

2.2 Party A will provide services to Party B and its subsidiaries under normal commercial terms and terms not less favorable than what Party B can obtain from independent third parties;.



                                    Ex-50

Article 3.     Pricing Principles and Payment

3.1 The pricing principles and/or standards for the Service Fees under this Agreement shall be as follows:

         Where the State stipulates the relevant prices or fee standards (including any prices or fee standards set by the People's Bank of China), the services to be provided by Party A to Party B pursuant to this Agreement shall be subject to such prices or standards.

3.2 Party B shall timely pay the Service Fees for the relevant services it has received from Party A pursuant to the pricing principles and standards set forth herein.

Article 4.     Term

4.1 The term of this Agreement (hereinafter the "Term") shall be three years, starting from the effective date to April 7, 2007.

4.2 Subject to the laws and relevant stipulations of the State, the Term of this Agreement shall be automatically renewed for three years upon expiration of the Term or its renewal, unless Party B notifies Party A of its intention not to renew this Agreement with 60 days' prior written notice, and such intention is approved by the relevant independent shareholders pursuant to the Listing Rules of the Stock Exchange of Hong Kong.

Article 5.     Representations, Warranties and Covenants

Each Party hereby makes the following representations, warranties and covenants to the other Party:

5.1 It has the full power and authority (including but not limited to having obtained approvals, consents or permissions from the relevant government authorities) to enter into this Agreement and its appendix;

5.2 Once signed and stamped pursuant to the terms herein, this Agreement shall become valid and binding, and enforceable in accordance with its terms; and


5.3 None of the terms herein violates any charter or similar documents of the Parties or Chinese law or regulations.

Article 6.     Force majeure

If either Party under this contract is unable to perform the obligations pursuant to the terms hereof under this Agreement or any relevant appendix hereto due to unforeseeable force majeure events, the occurrence or consequence of which cannot be avoided and overcome, such Party shall immediately notify the other Party of the circumstance, and, within 15 days, provide detailed information and evidential documents effectively proving the reasons for the inability or partial inability to perform under the Agreement or any appendix, or the reason for any need for a delay of such performance. Based on the extent of the effect of the force majeure events on such performance, the Parties shall consult with each other to decide whether to terminate, partially exempt or delay the Party's performance.

Article 7.     Confidentiality

Except as otherwise required by the law, relevant regulatory authorities or stock exchange, without the written permission of the other Party, neither Party shall provide or disclose to any company,



                                    Ex-51
enterprise, organization or individual any materials or information related to the other Party's business.

Article 8.     Assignment

Neither Party shall transfer any rights or obligations under this agreement without the prior written consent of the other Party.

Article 9.     No waiver

Except as otherwise required by law, any inability or delay by either Party to exercise any rights, powers or privileges under this agreement should not be viewed as a waiver of such rights, powers or privileges. Any partial exercise of any such rights, powers or privileges shall not affect the future exercise of such rights, powers and privileges.

Article 10.    Notice

All notices related to this agreement shall be in writing, and shall be delivered by one Party under this Agreement to the other Party by courier, facsimile or mail. If by courier, notice is deemed received when the delivery is made; if by facsimile, notice is deemed received when the sender's fax machine shows that the fax has been sent; if by mail, notice is deemed received three business days (legal holidays not included) after mailing. A notice becomes effective once it is received.

The addresses of the Parties are as follows:

         CNOOC Finance Corporation Ltd.
         Attn: Xie Wei Zhi
         6th Floor, CNOOC Building
         No. 6 Dong Zhi Men Wai Xiao Jie
         Dong Cheng District, Beijing 100027
         Telephone: (86-10) 8452 1218
         Facsimile: (86-10) 6460 2486

         CNOOC Limited
         Attn: Cheng Chi
         9th Floor, CNOOC Building
         No. 6 Dong Zhi Men Wai Xiao Jie
         Dong Cheng District, Beijing 100027
         Telephone: (86-10) 8452 1471
         Facsimile: (86-10) 8452 1512

Article 11.    Applicable law

This agreement shall be governed by the laws of China and should be explained and executed under the Chinese law.

Article 12.    Dispute resolution

If the Parties under this Agreement have any disputes over the effectiveness, explanation or performance of this Agreement, the parties shall first try to resolve the dispute through friendly discussions. If the dispute is not resolved within thirty days after its occurrence, either Party can file a lawsuit in a court with jurisdiction.



                                    Ex-52

Article 13.    Effectiveness and others

13.1 This agreement shall become effective after it has been signed and stamped by the legal or authorized representative of the Parties.

13.2 This Agreement shall be the complete Agreement between the parties on the matters contemplated under this Agreement, and supercedes all prior Agreements (written or oral) or understanding between the parties related to the matters under this Agreement.

13.3 This Agreement or any appendix hereto can be amended or supplemented if both parties agree after consultation with each other. All amendments or supplements must be signed and stamped by the legal or authorized representatives of the Parties in order to become effective.

13.4 This Agreement is dividable. If any provision of this Agreement or any appendix thereto is viewed as illegal or incapable of enforcement, it should not affect the effectiveness and performance of the other provisions under this Agreement or any appendix thereto.

13.5 This Agreement shall have two originals, one kept by each Party. The two originals shall have equal legal effects.



CNOOC Finance Corporation Limited

Authorized representative:

/s/  Chengyu Fu
-------------------------------






CNOOC Limited

Authorized representative:

/s/  Chengyu Fu
-------------------------------



                                    Ex-53

                                                                  EXHIBIT 8.1

                                 SUBSIDIARIES

         As of December 31, 2003, we owned, directly or indirectly, 100% of the equity interests in the following subsidiaries. All of these entities are private limited liability companies and they do business in their corporate names.

         Name                                                           Jurisdiction of incorporation
         --------------------------------------------------------------------------------------------1
         CNOOC China Limited                                            Tianjin, PRC

         CNOOC International Limited                                    British Virgin Islands

         China Offshore Oil (Singapore) International Pte., Ltd.        Singapore

         CNOOC Finance (2002) Limited                                   British Virgin Islands

         CNOOC Finance (2003) Limited                                   British Virgin Islands

         Malacca Petroleum Limited                                      Bermuda

         OOGC America, Inc.                                             Delaware, USA

         OOGC Malacca Limited                                           Bermuda

         CNOOC Southeast Asia Limited                                   Bermuda

         CNOOC ONWJ Ltd.                                                Labuan, F.T., Malaysia

         CNOOC SES Ltd.                                                 Labuan, F.T., Malaysia

         CNOOC Poleng Ltd.                                              Labuan, F.T., Malaysia

         CNOOC Madura Ltd.                                              Labuan, F.T., Malaysia

         CNOOC Blora Ltd.                                               Labuan, F.T., Malaysia



                                    Ex-54

                                                                 EXHIBIT 12.1


                                 Certification

I, Chengyu Fu, Chairman and Chief Executive Officer of CNOOC Limited, certify that:

1.       I have reviewed this annual report on Form 20-F of CNOOC Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

         (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

         (c) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



Dated:  June 14, 2004



                                  By:     /s/ Chengyu Fu
                                     ------------------------------------------
                                     Name:   Chengyu Fu
                                     Title:  Chairman & Chief Executive Officer



                                    Ex-55

                                                                  EXHIBIT 12.2


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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

         (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

         (c) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



Dated:         June 14, 2004



                                  By:     /s/ Mark Z. L. Qiu
                                     ----------------------------------------
                                     Name:   Mark Z.L. Qiu
                                     Title:  Chief Financial Officer and
                                             Senior Vice President



                                    Ex-56

                                                                  EXHIBIT 13.1


                 Sarbanes-Oxley Act Section 906 Certification

         The following Sarbanes-Oxley Act of 2002 Section 906 Certification is furnished to (not file with) the Securities and Exchange Commission:

         In connection with this annual report on Form 20-F of CNOOC Limited, we, Chengyu Fu, Chairman and Chief Executive Officer, and Mark Z.L. Qiu, Chief Financial Officer and Senior Vice President, of CNOOC Limited certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. This annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of CNOOC Limited.



Date:  June 14, 2004



                                   By:     /s/  Chengyu Fu
                                           ---------------------------------
                                   Name:   Chengyu Fu
                                   Title:  Chairman & Chief Executive Officer



                                   By:     /s/  Mark Z.L. Qiu
                                           ---------------------------------
                                   Name:   Mark Z.L. Qiu
                                   Title:  Chief Financial Officer
                                           and Senior Vice President









Note: A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to CNOOC Limited and will be retained by CNOOC Limited and furnished to the Securities and Exchange Commission or its staff upon request.



                                    Ex-57