Form 20-F
period 2004-12-31
CNOOC LTD
filed 2005-06-22
CIK 1095595

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------

                                    FORM 20-F
(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2004
                                       OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from       to

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

American depositary shares, each representing 100 shares of
   par value HK$0.02 per share.........................................   New York Stock Exchange, Inc.*
Shares of par value HK$0.02 per share..................................   New York Stock Exchange, Inc.**


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

Shares, par value HK$0.02 per share.............................................................41,054,675,375*


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

                             Item 17 |_| Item 18 |X|

--------------------------
* A 5-for-1 stock split went into effect on March 17, 2004 and since then each American depositary share represents 100 shares. The number of shares outstanding immediately after the stock split was 41,070,828,275. Due to buybacks by the registrant and the exercise of certain share options by its employee, the number of shares outstanding on June 8, 2005 was 41,054,675,375. ** Not for trading, but only in connection with the registration of American depositary shares.


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

                                                     PART I

   ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................................6
   ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................6
   ITEM 3.      KEY INFORMATION...................................................................................6
                A.  Selected Financial Data.......................................................................6
                B.  Capitalization and Indebtedness..............................................................10
                C.  Reasons for the Offer and Use of Proceeds....................................................10
                D.  Risk Factors.................................................................................11
   ITEM 4.      INFORMATION ON THE COMPANY.......................................................................20
                A.  History and Development......................................................................21
                B.  Business Overview............................................................................25
   ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................................................73
                A.  Operating Results............................................................................73
                B.  Liquidity and Capital Resources..............................................................87
                C.  Research and Development, Patents and Licenses, etc..........................................95
                D.  Trend Information............................................................................95
                E.  Off-Balance Sheet Arrangements...............................................................95
                F.  Tabular Disclosure of Contractual Obligations................................................96
   ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................................96
                A.  Directors and Senior Management..............................................................96
                B.  Compensation of Directors and Officers......................................................100
                C.  Board Practice..............................................................................101
                D.  Employees...................................................................................103
                E.  Share Ownership.............................................................................103
   ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............................................106
                A.  Major Shareholders..........................................................................106
                B.  Related Party Transactions..................................................................106
                C.  Interests of Experts and Counsel............................................................112
   ITEM 8.      FINANCIAL INFORMATION...........................................................................112
                A.  Consolidated Statements and Other Financial Information.....................................112
                B.  Significant Changes.........................................................................113
   ITEM 9.      THE OFFER AND LISTING...........................................................................114
   ITEM 10.     ADDITIONAL INFORMATION..........................................................................115
                A.  Share Capital...............................................................................115
                B.  Memorandum and Articles of Association......................................................115
                C.  Material Contracts..........................................................................118
                D.  Exchange Controls...........................................................................118
                E.  Taxation....................................................................................119
                F.  Dividends and Paying Agents.................................................................122
                G.  Statement by Experts........................................................................122
                H.  Documents on Display........................................................................122
                I.  Subsidiary Information......................................................................122
   ITEM 11.     QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK......................................122
   ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................124

                                                        PART II

   ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................125




   ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................125
                A.  Material Modifications to the Rights to Security Holders....................................125
                B.  Use of Proceeds.............................................................................125
   ITEM 15.     CONTROLS AND PROCEDURES.........................................................................125
   ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT................................................................125
   ITEM 16B.    CODE OF ETHICS..................................................................................125
   ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................................................125
   ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES......................................126
   ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                AFFILIATED PURCHASERS...........................................................................126

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

         o "China" or "PRC" are to the People's Republic of China, excluding for purposes of geographical reference in this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

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

Conventions

         We have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of US$1.00=Rmb 8.2765. We have also translated amounts in Hong Kong dollars solely for the convenience of the reader at the rate of HK$7.80 to US$1.00, the linked exchange rate between such currencies under policies of the Hong Kong government in effect on December 31, 2004. We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2004, or at all. For further information on exchange rates, see Item 3 "Key Information--Selected Financial Data."

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

         For further definitions relating to reserves:

         o "reserve replacement ratio" means, for a given year, total additions to proved reserves divided by production during the year.

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

         o "success" means a discovery of oil or gas by an exploration well. Such an exploration well is a successful well and is also known as a discovery. A successful well is commercial, which means there are enough hydrocarbon deposits discovered for economical recovery.

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

                                    PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable, but see "Item 6--Directors, Senior Management and Employees--Directors and Senior Management."

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3. KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         You should read our selected historical consolidated financial data set forth below in conjunction with our consolidated financial statements and their notes under Item 18 "Financial Statements" and "Item 5--Operating and Financial Review and Prospects" in this annual report. The following selected income statement data and cash flows data for the three years ended December 31, 2002, 2003 and 2004 and the selected balance sheet data as of December 31, 2003 and 2004 have been derived from our consolidated financial statements audited by Ernst & Young, our current independent public accountants. The following selected income statement data and cash flows data for the two years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000 and 2001 have been derived from our consolidated financial statements audited by Arthur Andersen & Co, our independent public accountants prior to 2002.

         On June 6, 2002, Ernst & Young replaced Arthur Andersen & Co as our independent public accountants. For a discussion on such change of accountants, see "Item 3--Key Information--Risk Factors--Risks relating to our business--You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to 2002, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen" and "Item 5--Operating and Financial Review and Prospects--Change of Accountants."

         We have prepared and presented our consolidated financial statements in accordance with Hong Kong generally accepted accounting principles ("Hong Kong GAAP"). For an explanation of the reconciliation of our net income and shareholders' equity to U.S. generally accepted accounting principles ("US GAAP"), see note 37 to our consolidated financial statements under Item 18 "Financial Statements" in this annual report.




                                                                           Year ended December 31,
                                                      ------------------------------------------------------------------
                                                      2000       2001        2002        2003        2004        2004
                                                      -------  ---------  ---------  ----------  ----------- -----------
                                                       Rmb        Rmb        Rmb         Rmb         Rmb          US$
                                                      -------  ---------  ---------  ----------  ----------- -----------
                                                              (in millions, except per share and per ADS data)
Income Statement Data:
Hong Kong GAAP
Operating revenues:
   Oil and gas sales..............................    18,819     17,561     23,779      28,117      36,886        4,457
   Marketing revenues.............................     5,126      2,537      2,377      12,399      18,191        2,198
   Other income...................................       279        722        217         434         145           18
                                                      -------   --------  --------- ----------- ------------ ----------
   Total operating revenues.......................    24,224     20,820     26,374      40,950      55,222        6,673
                                                      -------   --------  --------- ----------- ------------ ----------

Expenses:
   Operating expenses.............................    (2,124)    (2,329)    (3,775)     (4,513)     (5,070)        (613)
   Production taxes...............................    (1,037)      (884)    (1,023)     (1,239)     (1,726)        (209)
   Exploration expenses...........................      (553)    (1,039)    (1,318)       (848)     (1,316)        (159)
   Depreciation, depletion and amortization.......    (2,578)    (2,567)    (4,020)     (4,643)     (5,455)        (659)
   Dismantlement..................................      (104)       (90)      (126)       (167)       (202)         (24)
   Crude oil and product purchases................    (5,098)    (2,453)    (2,326)    (12,295)    (17,963)      (2,170)
   Selling and administrative expenses............      (456)      (616)    (1,007)     (1,213)     (1,058)        (128)
   Others.........................................      (217)      (618)       (31)       (350)        (45)          (5)
                                                      -------   --------  --------- ----------- ------------  ----------
                                                     (12,167)   (10,596)   (13,626)    (25,268)    (32,835)      (3,967)
                                                      -------   --------  --------- ----------- ------------  ----------

Interest income...................................       237        318        148         184         207           25
Interest expenses.................................      (475)      (117)      (295)       (355)       (442)         (53)
Exchange gains (losses), net......................       381        235       (114)         (7)         29            4

Short term investment income......................        --        221        193         124          72            9
Share of  profits of associates...................       218         90        165         220         344           42
Non-operating income (expenses), net..............      (195)        35        (71)        315         519           63
                                                      -------   --------  --------- ----------- ------------  ----------

Income before tax.................................    12,223     11,006     12,774      16,163      23,117        2,793
Tax...............................................    (1,926)    (3,048)    (3,541)     (4,628)     (6,931)        (837)
                                                      -------   --------  --------- ----------- ------------  ----------
Net income........................................    10,297      7,958      9,233      11,535      16,186        1,956
                                                      =======   ========  ========= =========== ============  ==========

Net income per share (basic)(a)(b)................      0.33       0.20       0.22        0.28        0.39         0.05
Net income per share (diluted)(a)(c)..............      0.33       0.20       0.22        0.28        0.39         0.05
Net income per ADS (basic)(a)(b)..................     32.53      20.04      22.48       28.09       39.42         4.76
Net income per ADS (diluted)(a)(c)................     32.53      20.04      22.47       28.06       39.31         4.75

Dividend per share(a)
   Special interim dividend declared in place of
   2003 final dividend(d).........................        --         --         --          --       0.060        0.007
   Interim........................................        --      0.022      0.024       0.030       0.030        0.004
   Interim (in US$)...............................        --      0.003      0.003       0.004       0.004           --
   Special interim................................        --         --         --       0.038       0.050        0.006
   Special interim (in US$).......................        --         --         --       0.005       0.006           --
   Proposed final(d)..............................     0.196      0.032      0.032       0.026       0.030        0.004
   Proposed final (in US$)(d).....................     0.024      0.004      0.004       0.003       0.004           --
   Proposed special final(d)......................        --         --      0.032       0.038       0.050        0.006
   Proposed special final (in US$)(d).............        --         --      0.004       0.005       0.006           --

U.S. GAAP
Operating revenues:
Oil and gas sales.................................    18,819     17,561     23,779      28,117      36,886        4,457
Marketing revenues................................     5,126      2,537      2,377      12,399      18,191        2,198
Other income......................................       279        722        217         434         145           18
                                                      -------   --------  --------- ----------- ------------  ----------
Total operating revenues..........................    24,224     20,820     26,374      40,950      55,222        6,672
                                                      -------   --------  --------- ----------- ------------  ----------
Net Income........................................    10,302      7,920      9,086      11,980      16,176        1,954

Net income per share (basic)(a)(b)................      0.33       0.20       0.22        0.29        0.39        0.047
Net income per share (diluted)(a)(c)..............      0.33       0.20       0.22        0.29        0.39        0.047
Net income per ADS (basic)(a)(b)..................     32.53      19.95      22.12       29.17       39.40         4.76




                                                                           Year ended December 31,
                                                      ------------------------------------------------------------------
                                                      2000       2001        2002        2003        2004        2004
                                                      -------  ---------  ---------  ----------  ----------- -----------
                                                       Rmb        Rmb        Rmb         Rmb         Rmb          US$
                                                      -------  ---------  ---------  ----------  ----------- -----------
                                                              (in millions, except per share and per ADS data)
Net income per ADS (diluted)(a)(c)................     32.55      19.95      22.13       29.14       39.28         4.75

----------
(a) On March 17, 2004, our shareholders approved a five-for-one stock split of our shares. The stock split was effected by dividing each of our issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each, and to increase the board lot size for trading on the Hong Kong Stock Exchange from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each. The ratio of our ADSs listed on the New York Stock Exchange also changed such that each ADS now represents 100 subdivided shares of HK$0.02 each, as opposed to 20 shares of HK$0.10 each prior to the stock split. As such, per share amounts of our shares have been adjusted retroactively for the stock split.


(b) Net income per share (basic) and net income per ADS (basic) for 2000 have been computed by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 31,655,572,105 and 316,555,721 respectively (based on a ratio of 100 shares to one ADS) for the period. Similarly, net income per share (basic) and net income per ADS (basic) for 2001 have been computed, without considering the dilutive effect of the shares underlying our share option scheme, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 39,706,916,525 and 397,069,165 respectively (based on a ratio of 100 shares to one ADS) for the period. Net income per share (basic) and net income per ADS (basic) for 2002 have been computed, without considering the dilutive effect of the shares underlying our share option scheme, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 41,070,828,275 and 410,708,283 respectively (based on a ratio of 100 shares to one
         ADS) for the period. Net income per share (basic) and net income per ADS (basic) for 2003 have been computed, without considering the dilutive effect of the shares underlying our share option scheme, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 41,070,828,275 and 410,708,283 respectively (based on a ratio of 100 shares to one ADS) for the period. Net income per share (basic) and net income per ADS (basic) for 2004 have been computed, without considering the dilutive effect of the shares underlying our share option scheme, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 41,060,240,659 and 410,602,407 respectively (based on a ratio of 100 shares to one ADS) for the period.

(c) Net income per share (diluted) and net income per ADS (diluted) for 2000 have been computed by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 31,655,572,105 and 316,555,721 respectively (based on a ratio of 100 shares to one ADS) for the period. Similarly, net income per share (diluted) and net income per ADS (diluted) for 2001 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, using 39,711,444,015 and 397,114,440 respectively. Net income per share (diluted) and net income per ADS (diluted) for 2002 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, using 41,096,426,920 and 410,964,269 respectively. Net income per share (diluted) and net income per ADS (diluted) for 2003 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, by using 41,110,339,095 and 411,103,391 respectively. Net income per share (diluted) and net income per ADS (diluted) for 2004 have been computed, after considering the dilutive effect of the shares underlying our share option scheme and convertible bonds, by using 41,179,513,436 and 411,795,134 respectively.

(d) The proposed final dividend and special final dividend for 2003 were cancelled and replaced by the special interim dividend of HK0.06 per share declared and paid in 2004.


                                                                              As of December 31,
                                                        ---------------------------------------------------------------
                                                        2000        2001       2002       2003       2004        2004
                                                        --------  ----------  --------- --------  ---------- ----------
                                                         Rmb        Rmb         Rmb        Rmb        Rmb        US$
                                                        --------  ----------  --------- --------  ---------- ----------
                                                                                (in millions)
Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents.........................         2,797       6,394    7,839    14,400     14,092       1,703
Time deposits with maturities over three months...         3,425       2,050    4,690     2,323      8,603       1,039
Short term investments............................           300       8,896    6,531     5,684      5,444         658
Current assets....................................         9,472      20,030   24,487    29,263     35,293       4,264
Property, plant and equipment, net................        22,654      23,828   36,072    43,124     57,457       6,942
Investment in associates..........................           471         462      537     1,118      1,327         160
Total assets......................................        32,597      44,320   61,096    73,504     94,077      11,367
Current liabilities...............................         8,768       4,392    7,134     9,307     10,402       1,257
Long term bank loans, net of current portion......         4,749       3,256      941       890        865         105
Long term guaranteed notes .......................            --          --    4,071     8,142     16,313       1,971
Total long term liabilities.......................         7,707       6,617   13,393    17,461     26,957       3,257
Total liabilities.................................        16,475      11,009   20,527    26,768     37,359       4,514
Shareholders' equity..............................        16,122      33,311   40,568    46,737     56,717       6,853

U.S. GAAP
Total assets......................................        32,330      44,062   60,444    73,234     93,846      11,339
Total long term liabilities.......................         7,707       6,617   13,393    17,461     26,957       3,257
Shareholders' equity..............................        15,855      33,053   40,344    46,496     56,487       6,825






                                                                           Year ended December 31,
                                                      ----------------------------------------------------------------
                                                        2000        2001       2002       2003       2004       2004
                                                      --------- ----------  ---------  ------------ -------- ---------
                                                         Rmb        Rmb         Rmb        Rmb        Rmb        US$
                                                      --------- ----------  ---------  ------------ -------- ---------
                                                                  (in millions, except percentages and ratios)
Other Financial Data:
Hong Kong GAAP
Capital expenditures paid.........................     4,404       4,343       6,833      8,272     12,843      1,552
Cash provided by (used for):
     Operating activities.........................    13,233      11,759      14,742     17,819     22,328      2,698
     Investing activities.........................    (7,861)    (11,366)    (11,724)    (9,513)   (24,607)    (2,973)
     Financing activities.........................    (3,454)      3,204      (1,573)    (1,745)     1,970        238
Other Data
     EBITDE(1)....................................    15,315      14,366      18,499     21,998     30,295      3,660
     EBITDE margin(2).............................      63.2%       69.0%       70.1%      53.7%      54.9%      54.9%
     Ratio of EBITDE to gross interest expense(3).      32.2x       45.5x       45.7x      43.4x      53.5x      53.4X
     Ratio of total debt to EBITDE................       0.4x        0.3x        0.3x       0.4x       0.6x       0.6x
     Ratio of total debt to total
   capitalization(4)..............................      27.5%       12.3%       11.6%      16.2%      23.3%      23.3%

U.S. GAAP
Cash provided by (used for):
     Operating activities(5)......................    13,233      11,759      14,742     17,819     22,328      2,698
     Investing activities.........................    (7,861)    (11,366)    (11,724)    (9,513)   (24,607)    (2,973)
     Financing activities.........................    (3,454)      3,204      (1,573)    (1,745)     1,970        238
Ratio of cash provided by operating activities to
   gross interest expense(3)(5)...................      27.9x       37.2x       36.4x      35.1x      39.4x      39.4x
Ratio of total debt to cash provided by operating
   activities(5)..................................       0.4x        0.4x        0.4x       0.5x       0.8x       0.8x
Net income(6).....................................    10,302       7,920       9,086     11,980     16,176      1,955
Net income margin(6)(7)...........................      42.5%       38.0%       34.5%      29.3%      29.3%      29.3%
Ratio of net income to gross interest expense(3)(6)     21.7x       25.1x       22.4x      23.6x      28.5x      28.5x
Ratio of total debt to net income(6)..............       0.6x        0.6x        0.6x       0.8x       1.1x       1.1x
Other Data
     EBITDE(1)....................................    15,315      14,319      18,481     21,998     30,277      3,658
     EBITDE margin(2).............................      63.2%       68.8%       70.1%      53.7%      54.8%      54.8%
     Ratio of EBITDE to gross interest expense(3).      32.2x       45.4x       56.6x      43.3x      53.4x      53.4x
     Ratio of total debt to EBITDE................       0.4x        0.3x        0.3x       0.4x       0.6x       0.6x
     Ratio of total debt to total
   capitalization(4)..............................      27.9%       12.4%       11.8%      16.3%      23.4%      23.4%

----------
(1) We have defined EBITDE to mean earnings before interest income, interest expense, income taxes, depreciation, depletion, amortization, dismantlement, exploration expenses, impairment losses related to property, plant and equipment and exchange gains or losses as computed under Hong Kong and U.S. GAAP. EBITDE is not a standard measure under either Hong Kong or U.S. GAAP. You should not consider our definition of EBITDE in isolation or construe it as an alternative to net income, cash provided by operating activities or any other measure of performance or as an indicator of operating performance, liquidity or any other standard measure under either Hong Kong or U.S. GAAP. We believe net income and cash provided by operating activities are the most directly comparable financial measures for EBITDE as an indicator of our operating performance and liquidity, respectively. For our management's explanation of how we define EBITDE and why we use it, see "Item 5--Operating and Financial Review and Prospects--Overview--Non-GAAP Financial Measures."
(2) EBITDE margin represents EBITDE as a percentage of our total operating revenues, as computed under both Hong Kong and U.S. GAAP. EBITDE margin is used as an indicator of operating performance. Our EBITDE as a percentage of oil and gas sales for the five years ended December 31, 2004 were 81.4%, 81.8%, 77.8%, 78.2% and 82.1%, respectively.
(3)  Gross interest expense includes capitalized interest.
(4)  Total capitalization excludes current portion of long-term debt.
(5) We have included data relating to cash provided by operating activities in this table because we believe it is the most directly comparable Hong Kong and U.S. GAAP measure to EBITDE as an indicator of liquidity. EBITDE is not a standard measure under either Hong Kong or U.S. GAAP.
(6) We have included net income data in this table because we believe it is the most directly comparable Hong Kong and U.S. GAAP measure to EBITDE as an indicator of operating performance. EBITDE is not a standard measure under either Hong Kong or U.S. GAAP.
(7) Net income margin represents net income as a percentage of our total operating revenues, as computed under U.S. GAAP.

         We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. dollars have been made at a rate of Rmb 8.2765 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rate below or at all.

         The following table sets forth the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:


                                                                     Noon Buying Rate
                                                                     ----------------
Period                                                 End        Average(1)      High          Low
------                                                 ----       -----------  ---------    -----------
                                                                    (Rmb per US$1.00)
2000..............................................     8.2774       8.2784       8.2799        8.2768
2001..............................................     8.2766       8.2772       8.2786        8.2676
2002..............................................     8.2800       8.2772       8.2800        8.2669
2003..............................................     8.2767       8.2771       8.2800        8.2765
2004..............................................     8.2765       8.2768       8.2774        8.2764
December 2004.....................................     8.2765          --        8.2767        8.2765
January 2005......................................     8.2765          --        8.2765        8.2765
February 2005.....................................     8.2765          --        8.2765        8.2765
March 2005........................................     8.2765          --        8.2765        8.2765
April 2005........................................     8.2765          --        8.2765        8.2765
May 2005..........................................     8.2765          --        8.2765        8.2765

----------
(1) Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

         As of June 8, 2005, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was Rmb 8.2765 to US$1.00.

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


                                                                     Noon Buying Rate
                                                                     ----------------
Period                                                End      Average(1)       High          Low
------                                                ----     ----------      ------         ----
                                                                  (HK$ per US$1.00)
2000..............................................   7.7999      7.7936         7.8008       7.7765
2001..............................................   7.7980      7.7996         7.8004       7.7970
2002..............................................   7.7988      7.7996         7.8095       7.7970
2003..............................................   7.7640      7.7864         7.8001       7.7285
2004..............................................   7.7723      7.7891         7.8010       7.7632
December 2004.....................................   7.7723          --         7.7821       7.7698
January 2005......................................   7.7993          --         7.7994       7.7775
February 2005.....................................   7.7992          --         7.7999       7.7984
March 2005........................................   7.7990          --         7.7998       7.7987
April 2005........................................   7.7946          --         7.7995       7.7946
May 2005..........................................   7.7788          --         7.7995       7.7767

----------
(1) Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

         As of June 8, 2005, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7802 to US$1.00.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

Risks relating to our business

         Our business, revenues and profits fluctuate with changes in oil and gas prices

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

         o   weather conditions; and

         o   overall economic conditions.

         Our revenues and net income have fluctuated significantly in the past five years, principally due to the volatility of world oil prices. In 2004, oil prices for West Texas Intermediate, the international benchmark for crude oil, rose 33.6% from US$32.52 per barrel on January 1, 2004 to US$43.45 per barrel on December 31, 2004. The conflict and turmoil in Iraq and the Mid-East in 2003 and 2004 raised concerns about the security and availability of ample supplies to meet growing global demand. West Texas Intermediate reached a high in 2004 of US$56.17 per barrel on October 22, 2004 and was US$52.54 per barrel on June 8, 2005. For a description of oil prices in recent years, see "Item 4--Information on the Company--Business Overview--Sales and Marketing--Sales of Offshore Crude Oil--Pricing" in this annual report. Any future declines in oil and gas prices would adversely affect our revenues and net income.

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

         The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing and production

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

         Any failure to develop our proved undeveloped reserves and gain access to additional reserves could impair our ability to achieve certain growth objectives

         Our ability to achieve certain growth objectives depends upon our success in finding and acquiring or gaining access to additional reserves. Future drilling, exploration and acquisition activities may not be successful. If our exploration and development activities or acquisition of properties containing proved reserves are unsuccessful, our total proved reserves will decline.

         Approximately 51.6% of our proved reserves were undeveloped as of December 31, 2004. Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.

         Our future prospects largely depend on our capital expenditure plans, which are subject to various risks

         The oil and gas exploration and production business is capital intensive. We currently plan to spend US$1,844.8 million to develop our oil and gas properties and US$220.9 million for exploration in 2005. In addition to these amounts, we may make additional capital expenditures and investments to implement our business strategy.

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

         o approvals required from overseas governments for certain capital expenditures and investments outside the PRC;

         o our ability to obtain sufficient foreign currency to finance our capital expenditures; and

         o economic, political and other conditions in the PRC and in overseas countries where we have operations.

         Therefore, our actual capital expenditures and investments in the future may differ significantly from our current planned amounts. There can be no assurance that we will be able to execute our capital expenditure program on schedule or as planned.

         Any failure to implement our natural gas business strategy may adversely affect our business and financial position

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

         o our new natural gas operations may face additional competition from a number of international and PRC companies. In particular, PetroChina Company Limited, or PetroChina, has constructed natural gas pipelines to link its natural gasfields located in the western part of China to the eastern coastal regions;

         o our new natural gas activities may subject us to additional government regulation in China and overseas countries;

         o our overseas natural gas businesses are subject to economic and political risks in the relevant countries and regions. See "--We are exposed to operating risks in some overseas countries as a result of our acquisition of oil and gas interests located in these regions;"

         o we do not have the same preferential rights or access to natural gas businesses or overseas natural gas investments that we enjoy with respect to our upstream natural gas business offshore China; and

         o we are evaluating the options to invest in CNOOC's liquefied natural gas projects in China. However, we have not decided whether to exercise these options. The options are subject to various conditions, including the receipt of certain governmental approvals.

         Due to the above factors or other reasons, we may fail to implement our natural gas strategy successfully.

         The infrastructure and demand for natural gas in the PRC may proceed at a slower pace than our planned increase in production

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

         CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates

         CNOOC indirectly owned 70.64% of our shares as of June 8, 2005. As a result, CNOOC is able to control the composition of our board of directors, determine the timing and amount of our dividend payments and otherwise control us. Although CNOOC is required to comply with provisions in the Hong Kong Stock Exchange listing rules relating to protection for minority shareholders, there can be no assurance that CNOOC will act in a manner that benefits all of our shareholders. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected. We regularly enter into transactions with CNOOC and its affiliates, including China Oilfield Services Limited and CNOOC Offshore Oil Engineering Company Limited. For the year ended December 31, 2004, sales to CNOOC and its affiliates accounted for 25.3% of our total revenues. For further details, see "Item 7--Major Shareholders and Related Party Transactions." Our transactions with CNOOC and its affiliates constitute connected transactions under the Hong Kong Stock Exchange listing rules. We must obtain the prior approval of the Hong Kong Stock Exchange to engage in some of these transactions and may also be required to obtain the prior approval of our independent directors and our independent shareholders. If we do not obtain these approvals, we may not be allowed to execute these transactions, and our business operations and financial condition could be adversely affected.

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

         Our business performance relies heavily on our sales to several major customers and a substantial drop in sales to any of these customers could have a material adverse effect on our results of operations

         We sell a significant proportion of our production to CNOOC and its affiliates and China Petroleum & Chemical Corporation, or Sinopec. For the years ended December 31, 2002, 2003 and 2004, sales to CNOOC and its affiliates accounted for 16.5%, 20.3% and 25.3%, respectively, of our total operating revenues, while sales to Sinopec accounted for 26.1%, 17.0% and 19.3%, respectively, of our total operating revenues. CNOOC has a controlling interest in us. However, our transactions with CNOOC and its affiliates are on commercial terms and CNOOC does not guarantees our sales volume or profit margin. Sinopec has its own oil and gas fields and has the right to import crude oil directly from the international market. We do not have any long-term sales contracts with CNOOC and its affiliates or Sinopec. Our business, results of operations and financial condition would be adversely affected if either CNOOC and its affiliates or Sinopec significantly reduces their crude oil purchases from us and we cannot find another ready buyer in the international market to purchase our crude oil at comparable prices.

         The PRC petroleum and natural gas industries are highly competitive and our success depends on several factors

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

         We are the dominant player in the oil and gas industry offshore China. Currently, we are the only company permitted to engage in oil and gas exploration offshore China in cooperation with international oil and gas companies. Any change to PRC law that allows new entrants to conduct oil and gas exploration activities offshore China in cooperation with international oil and gas companies could increase the competition for new oil and gas properties offshore China.

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

         Exploration, development and production risks and natural disasters affect our operations and could result in losses that are not covered by insurance

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

         Some overseas countries in which we have operations or may have operations in the future may not have diplomatic or trade relations with other countries and may be subject to trade or economic sanctions imposed by such other countries

         We currently have overseas operations and assets in Indonesia, Australia, Canada, Morocco and Myanmar, and may expand our operations into other countries to further enhance our reserve base and diversify our geographic risk profile. While these countries in which we have operations or may have operations in the future may maintain an amicable relationship with China, some of them may not have diplomatic or trade relations with other countries and may be subject to trade or economic sanctions imposed from time to time by such other countries. We will endeavor to limit our investment and scale of operations in these foreign jurisdictions to minimize our exposure, but we cannot assure you that the operations and assets that we currently have or in the future may have in overseas countries will not be affected by trade or economic sanctions that may be imposed by other countries due to their deteriorated relations with each other. Our business and results of operations may be adversely affected if such sanctions are imposed and result in interruption of our overseas operations or non-accessibility of our overseas assets for a significant period of time.

         We are exposed to operating risks in some overseas countries as a result of our acquisition of oil and gas interests located in these regions

         We have acquired interests in oil and gas properties located in various overseas countries, including Indonesia, Australia, Canada, Morocco and Myanmar. See "Item 4--Information on the Company--Business Overview--Principal Oil and Gas Regions--Overseas Activity," "--Natural Gas Business--Overseas Activity" and "Item 5--Operating and Financial Review and Prospects--Operating Results--Acquisitions and Overseas Activities." These interests are subject to operating risks in their respective regions, including economic and political risks.

         Our non-PRC interests are subject to the laws and regulations of these non-PRC jurisdictions, including those relating to the development, production, marketing, pricing, transportation and storage of natural gas and crude oil, taxation and environmental and safety matters. In addition, our overseas operations generally are subject to production sharing arrangements with production sharing partners. As we expand to different countries, we may become exposed to various operating risks in each of these jurisdictions. Our non-PRC interests may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting these foreign nations which are not within our control including, among other things, a change in crude oil or natural gas pricing policy, the risks of war and terrorism, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, foreign exchange rate fluctuations and currency controls.

         The Tangguh LNG project is a greenfield project and may not be successful

         In January 2003, we paid approximately US$275 million to acquire the equivalent of a 12.5% equity interest in the Tangguh LNG project in Indonesia. In May 2004, we acquired from British Gas International Limited a 20.767% interest in Muturi production sharing contract offshore Indonesia for a consideration of US$105.1 million. As a result, our interest in Muturi production sharing contract increased to 64.767% and our interest in the Tangguh LNG project increased to 16.96%. The Tangguh LNG project is a greenfield project with a limited operational track record, and is subject to risks associated with attaining government approvals, delays in the development of LNG facilities required to process gas, and lower than expected demand for gas reserves from this project. The partners in the Tangguh LNG project have entered into a 25-year supply contract to provide up to 2.6 million tonnes of liquefied natural gas per year to a liquefied natural gas terminal being developed by CNOOC and its partners in Fujian Province of China and a 20-year supply contract to provide up to 1.35 million tonnes of liquefied natural gas per year to two South Korean companies, SK Power Company Limited and POSCO. The expected time to begin supplying liquefied natural gas under these two supply contracts is 2008 and 2005, respectively. The Tangguh LNG partners have also signed contracts to provide liquefied natural gas to North America. These contracts, however, may not be sufficient to make the project commercially viable. We cannot assure you that the parties to the Tangguh LNG project will be able to secure additional contracts to make the project commercially viable. For further details of our investment in the Tangguh LNG project, see "Item 4--Information on the Company--Business Overview--Natural Gas Business--Overseas Activity."

         We may not be able to obtain external financing that is acceptable to us for business development purposes

         From time to time, we must secure external debt and equity financing to implement our development plans and fund our other business requirements.

         Our ability to obtain external financing is subject to various uncertainties, including:

         o   our results of operations, financial condition and cash flows;

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

         Once we issue debt securities or otherwise incur indebtedness, we become subject to risks that impact the underlying principal of such indebtedness. While all our current debt securities are rated investment grade by rating agencies, we cannot assure you that such ratings will not change due to internal or external factors. These factors may be beyond our control. Even if there is no default or event of default on our part, a market perception of an increased likelihood of a default may have a material adverse effect on our outstanding indebtedness as well as on our business operations.

         You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to 2002, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen

         On June 6, 2002, we terminated the engagement of Arthur Andersen & Co as our independent public accountants. Prior to that date, Arthur Andersen had audited our financial statements. Our selected historical financial data for the years ended, and as of, December 31, 2000 and 2001 set forth in "Item 3--Key Information--Selected Financial Data" were based on our financial statements audited by Arthur Andersen. On June 15, 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with the U.S. government's investigation of Enron Corporation. On August 31, 2002, Arthur Andersen voluntarily relinquished its licenses to practice public accountancy in all states of the United States, thereby effectively ceasing to exist as a global accounting firm. Accordingly, it may be difficult or impossible for you to assert any claims against, or recover any damages from, Arthur Andersen, in respect of this annual report, including in respect of the financial statements previously audited by Arthur Andersen. Moreover, our current independent public accountants, Ernst & Young, have not reaudited the financial statements previously audited by Arthur Andersen. Therefore, it is highly unlikely that you will be able to assert claims against, or recover any damages from, Ernst & Young, in respect of the financial statements that were previously audited by Arthur Andersen.

Risks relating to the PRC petroleum industry

         A change in PRC petroleum industry regulations could have an adverse effect on our operations

         The PRC government exercises control over the PRC petroleum industry, including with respect to licensing, exploration, production, distribution, pricing, exports and allocation of various resources. Since March 2003, the PRC government has undergone substantial organizational reforms. We cannot assure you that the legal regime affecting our businesses will remain substantially unchanged. As of the date of this annual report, the National Development and Reform Commission has become the primary coordinator for the petroleum industry and, together with other relevant governmental agencies, provides regulatory supervision over the petroleum industry. Prior to March 2003, the primary coordinator for the petroleum industry was the State Economic and Trade Commission, which has been merged partly into the National Development and Reform Commission, partly into the Ministry of Commerce and partly into the State-owned Assets Supervision and Administration Commission.

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

         Increased competition from foreign companies as a result of China's entry into the World Trade Organization may adversely affect our business

         Effective December 11, 2001, the PRC became a member of the World Trade Organization, or WTO. China's WTO commitments require it, within five years from the date of China's accession to the WTO, to lift restrictions that prohibit foreign companies from directly selling crude and processed oil in China. The sale of natural and liquefied petroleum gas is not specifically dealt with under China's market-access commitments relating to distribution services (as is the case with crude and processed oil). On April 6, 2004, the PRC Ministry of Commerce promulgated the Measures for the Administration on Foreign Investment in Commercial Fields, which generally allow foreign companies, through foreign-invested enterprises, to engage in retail and wholesale businesses other than those subject to special administration by the PRC government such as direct sale of crude and processed oil in China. The lifting of the restrictions on distribution of natural and liquefied petroleum gas and the subsequent lifting of the restrictions on distribution of crude and processed oil in accordance with China's WTO commitments will increase competition and may adversely affect our business.

         We may be penalized if we fail to comply with existing or future environmental laws and regulations

         Our business is subject to environmental protection laws and regulations in the PRC, as well as other jurisdictions, which, among other things:

         o   impose fees for the discharge of waste substances;

         o require the payment of fines and damages for serious environmental pollution; and

         o provide that the government may, at its discretion, close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

         We believe that all of our facilities and operations are in material compliance with the requirements of the relevant environmental protection laws and regulations. However, amendment of existing laws or regulations may impose additional or more stringent requirements. In addition, our compliance with such laws or regulations may require us to incur significant capital expenditures or other obligations or liabilities, which could create a substantial financial burden on us. For a further discussion of the environmental regulations, particularly those in the PRC, see "Item 4--Information on the Company--Business Overview--Environmental Regulation."

Risks relating to the PRC

         PRC economic and political conditions may adversely affect our operations

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

         Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition

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

         The value of the Renminbi against Hong Kong dollar, U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China's political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People's Bank of China. The exchange rate may become volatile and the Renminbi may be devalued against the Hong Kong dollar, U.S. dollar or other currencies, or the Renminbi may be permitted to enter into full or limited free float, which may result in an appreciation in the value of the Renminbi against the Hong Kong and U.S. dollars, any of which could have an uncertain effect on our business and operating results.

         In 2003, we prepaid most of our loans denominated in Japanese yen. We also hedged the balance of these loans through currency swaps. For further information on foreign exchange risks, foreign exchange rates and hedging activities, see "Item 3--Key Information--Selected Financial Data" and "Item 11--Qualitative and Quantitative Disclosure about Market Risk." However, we may be unable to hedge our exposure to foreign currencies fully and future Renminbi exchange rate movements could adversely affect our results of operations and financial condition. Since we receive substantially all of our revenues and express our profits in Renminbi, any devaluation of the Renminbi may also materially and adversely affect the value of, and any dividends payable on our shares and American depositary shares in foreign currency terms.

         Certain legal restrictions on dividend distribution may have a material adverse effect on our cash flows

         We are a holding company. Our exploration, development, production and sales business is owned and conducted through various wholly owned subsidiaries, including CNOOC China Limited, our wholly foreign-owned enterprise in the PRC. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries' ability to pay dividends to us is subject to PRC regulations, including restriction that companies may pay dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC laws, CNOOC China Limited is required to allocate at least 10% of its net profit to a reserve fund until the balance of the fund has reach 50% of its registered capital. Such reserve is not distributable as cash dividends. Therefore, there is a risk that we could not maintain sufficient cash flows due to these restrictions on dividend distribution.

         The interpretation and enforcement of PRC laws and regulations is subject to some uncertainty

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

Risks relating to our ADSs and shares

         Additional shares or ADSs eligible for public sale could adversely affect the price of our shares or ADSs

         Sales, or the real or perceived possibility of sales, of a significant number of additional shares in the public market could adversely affect prevailing market prices for our ADSs and shares. As of June 8, 2005, CNOOC, through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation Ltd., held approximately 70.64% of our shares and the rest of our shares were held by public investors, including institutional and corporate investors. As of June 8, 2005, neither CNOOC (BVI) Limited nor Overseas Oil & Gas Corporation Ltd. had sold any of their holdings of our shares. We cannot predict the effect, if any, that sales of our shares, including sales of large positions held by institutional and corporate investors, or the availability of our shares for future sale, will have on the market price of our shares or ADSs.

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

         The PRC government established CNOOC, our controlling shareholder, as the state-owned offshore petroleum company of China in 1982 under the Regulation of the People's Republic of China on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises, whereby CNOOC assumed overall responsibility for the administration and development of PRC offshore petroleum operations with foreign oil and gas companies. Prior to March 2003, CNOOC was regulated and supervised by the State Economic and Trade Commission. Since March 2003, the PRC government has undergone substantial reform. The National Development and Reform Commission has succeeded the State Economic and Trade Commission as the primary coordinator for the petroleum industry.

         Prior to CNOOC's internal business reorganization in 1999, CNOOC performed both commercial and administrative functions relating to exploration and development offshore China, including:

         o exercising the exclusive right to cooperate with foreign partners in offshore petroleum exploration, development, production and sales activities, and taking participating interests in production sharing contracts;

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

         o it will not engage or be interested, directly or indirectly, in oil and natural gas exploration, development, production and sales in or outside the PRC;

         o we will be able to participate jointly with CNOOC in negotiating new production sharing contracts and to set out our views to CNOOC on the proposed terms of new production sharing contracts;

         o we will have unlimited and unrestricted access to all data, records, samples and other original data owned by CNOOC relating to oil and natural gas resources;

         o we will have an option to make investment in liquefied natural gas projects that CNOOC invested or proposed to invest, and CNOOC will at its own expense help us to procure all necessary government approvals needed for our participation in these projects; and

         o we will have an option to participate in other businesses related to natural gas in which CNOOC invested or proposed to invest, and CNOOC will procure all necessary government approvals needed for our participation in such business.

         The undertakings from CNOOC will cease to have any effect:

         o   if we become a wholly owned subsidiary of CNOOC;

         o if our securities cease to be listed on any stock exchange or automated trading system; or

         o 12 months after CNOOC or any other PRC government-controlled entity ceases to be our controlling shareholder.

Corporate Structure

         CNOOC indirectly owned or controlled an aggregate of approximately 70.64% of our shares as of June 8, 2005. There have been no changes to our corporate structure since such date. Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in us, the management of our business will be our directors' responsibility.

         The following chart sets forth our controlling entities and our principal subsidiaries as of June 8, 2005.

                                                    ----------------------------
                                                    | China National Offshore  |
                                                    |     Oil Corporation      |
                                                    |          (PRC)           |
                                                    ----------------------------
                                                                 |
                                                                 |  100%
                                                                 |
                                                    ----------------------------
                                                    |    Overseas Oil & Gas    |
                                                    |     Corporation Ltd.     |
                                                    |        (Bermuda)         |
                                                    ----------------------------
                                                                 |
                                                                 |  100%
                                                                 |
                                                    ----------------------------
                                                    |                          |
                                                    |   CNOOC (BVI) Limited    |
                                                    | (British Virgin Islands) |
                                                    |                          |
   ---------------------------                      ----------------------------
   |                         |\                                 |
   | Public Shareholders and | \                                |  70.64%(2)
   |   Corporate Investors   |  \ 29.36 %                       |
   |                         |   \                  ----------------------------
   ---------------------------    \                 |      CNOOC Limited       |
                                   \                |       (Hong Kong)        |
                                    ----------------|                          |
                                                    ----------------------------
                                                                 |
                                                                 |
              ----------------------------------------------------------------------------------------------------------
              |                            |                                           |                               |
              | 100%                       | 100%                                      | 100%                          | 100%
              |                            |                                           |                               |
----------------------------  ----------------------------              ------------------------------  ----------------------------
|          CNOOC           |  |                          |              |    China Offshore Oil      |  |         Finance          |
|      International       |  |       CNOOC China        |              |        (Singapore)         |  |      Subsidiaries(6)     |
|        Limited(3)        |  |        Limited(4)        |              | International Pte. Ltd.(5) |  | (British Virgin Islands) |
| (British Virgin Islands) |  |           (PRC)          |              |        (Singapore)         |  |                          |
----------------------------   ---------------------------              ------------------------------  ----------------------------

-----------------
(1) Overseas Oil & Gas Corporation Ltd. also directly owns five shares of our company.
(2) In 2004, we repurchased a total of 18,453,000 shares in the open market based on the general mandates approved by our shareholders on May 29, 2003 and June 14, 2004. The repurchased shares have been cancelled. Due to the decrease of our total issued and outstanding shares, CNOOC (BVI) Limited's interest in us increased from 70.61% to 70.64%. For further details about our share buybacks, see "Item 16E--Purchases of Equity Securities by the Issuer and Affiliated Purchasers."
(3) Owner of our overseas interests in petroleum exploration and production businesses and operations.
(4) Owner of substantially all of our PRC petroleum exploration and production businesses, operations and properties.
(5) Business vehicle through which we engage in sales and marketing activities in the international markets.
(6) Include CNOOC Finance (2002) Limited, the financing vehicle through which we issued our US$500 million 6.375% guaranteed notes due 2012, CNOOC Finance (2003) Limited, the financing vehicle through which we issued our US$200 million 4.125% guaranteed notes due 2013 and US$300 million 5.5% guaranteed notes due 2033, and CNOOC Finance
         (2004) Limited, the financing vehicle through which we issued our US$1 billion zero coupon guaranteed convertible bonds due 2009. These finance companies are our wholly owned subsidiaries with our company as their sole corporate director.


Capital Expenditures

         Our capital expenditures in 2002, 2003 and 2004 amounted to Rmb 11,566.9 million, Rmb 12,372.5 million and Rmb 18,622.0 million (US$2,250.0 million), respectively. For 2005, we have budgeted approximately US$3.1 billion for capital expenditures, approximately US$220.9 million of which is budgeted for general exploration activities offshore China and approximately US$1,624.8 million is budgeted for development activities offshore China. We expect to fund our capital expenditures with our cash flows from operations and our borrowings. For further details about our capital expenditures, see "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Expenditures and Investments."

B.       BUSINESS OVERVIEW

Overview

         We are an oil and gas company engaged in the exploration, development and production of crude oil and natural gas primarily offshore China. We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration and production activities with international oil and gas companies offshore China. As of December 31, 2004, we had estimated net proved reserves of 2,230.0 million BOE, comprised of 1,455.6 million barrels of crude oil and condensate and 4,646.6 billion cubic feet of natural gas. For the year 2004, our net production averaged 319,436 barrels per day of crude oil, condensate and natural gas liquids and 364.1 million cubic feet per day of natural gas, which together totaled 382,513 BOE per day.

         Our net proved reserves increased from 1,757.4 million BOE as of December 31, 2000 to 2,230.0 million BOE as of December 31, 2004 which represents a compound annual growth rate of 6.1%. Based on net proved reserves, we are one of the largest independent oil and gas exploration and production companies in the world. In the petroleum industry, an "independent" company owns oil and gas reserves independently of other downstream assets, such as refining and marketing assets, whereas an integrated company owns downstream assets in addition to oil and gas reserves. As of December 31, 2004, approximately 51.6% of our net proved reserves were classified as net proved undeveloped. We plan to spend US$1,624.8 million developing our reserves primarily offshore China and US$220.9 million for exploration primarily offshore China in 2005.

         We conduct exploration, development, production and sale activities through both independent operations and production sharing contracts with foreign partners. We have added to our reserves in recent years primarily through our independent operations. As of December 31, 2004, independent properties accounted for 61.0% of our total net proved reserves and independent net proved undeveloped reserves accounted for 64.7% of our total net proved undeveloped reserves. We are the operator of all of our independent producing properties. For the year ended December 31, 2004, production from our independent properties accounted for 43.9% of our total net production.

         Our controlling shareholder, CNOOC, has the exclusive right to enter into contracts with international oil and gas companies to conduct exploration and production activities offshore China. Under these production sharing contracts, we have the sole right to acquire, at no cost, participating interests in any successful discovery offshore China made by our foreign partners. Our foreign partners can recover their exploration costs under the production sharing contracts only if a commercially viable discovery is made. As of December 31, 2004, we had approximately 25 foreign partners under our existing production sharing contracts offshore China, all of which are international oil and gas companies, including BP, ChevronTexaco, ConocoPhillips, Unocal, Agip, Burlington Resources, Devon Energy, Husky, Kerr-McGee, Newfield Exploration and Royal Dutch Shell. As of December 31, 2004, we were a party to 27 production sharing contracts. We are currently the operator or joint operator of most of the properties developed under our production sharing contracts.

         Natural gas is becoming an increasingly important part of our business strategy because of rapidly growing domestic demand. In view of increasing demand for natural gas, we have continued to develop our natural gas reserves and invested in liquefied natural gas related upstream projects outside the PRC. We continue to explore for natural gas and develop natural gas properties. We have acquired interests in gas reserves located in Tangguh, Indonesia and the North West Shelf of Australia. In addition, CNOOC, our controlling shareholder, has granted us an option to invest in liquefied natural gas projects or other natural gas related business in which CNOOC invested or proposed to invest. The terms of this option require us, if we exercise the option, to reimburse CNOOC for any contribution CNOOC has made with respect to the facility together with interest calculated at the prevailing market rate.

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

         o   strategic position in China's growing natural gas markets; and

         o   experienced management team.

         Large proved reserve base with significant exploitation opportunities

         Based on net proved reserves as of December 31, 2004 and average net daily production for the year ended December 31, 2004, we had a reserve-to-production ratio of 15.9 years. As of December 31, 2004, approximately 51.6% of our net proved reserves were classified as net proved undeveloped. We expect our production to grow significantly as these undeveloped properties begin producing.

         Sizable operating area with demonstrated exploration potential

         The offshore China exploration area is approximately 1.3 million square kilometers in size, about twice as large as the U.S. Gulf of Mexico exploration area. Only limited exploration has been conducted in prospective natural gas regions of the Western South China Sea and the East China Sea. Since CNOOC's inception in 1982 to the end of 2004, a total of 773 exploration wells have been drilled offshore China, including 491 wildcat wells with a success rate of approximately 34%. During the past five years ended December 31, 2004, we made 23 discoveries and foreign parties announced 16 discoveries offshore China.

         Successful independent exploration and development record.

         From the inception of CNOOC in 1982 to December 31, 2004, we achieved a success rate of approximately 45% on our 214 offshore China independent wildcat wells, while our foreign partners achieved a success rate of approximately 27% on their 277 offshore China wildcat wells. As of December 31, 2004, independent properties accounted for 61.0% of our total net proved reserves and independent net proved undeveloped reserves accounted for 64.7% of our total net proved undeveloped reserves. During the past five years ended December 31, 2004, we completed seven of our major independent development projects on time and under budget.

         Competitive cost structure

         For the year ended December 31, 2004, our total offshore China lifting costs were US$5.31 per BOE. Total lifting costs for independent operations offshore China were US$5.28 per BOE during the same period. Lifting costs consist of operating expenses and production taxes. We have kept our offshore China lifting costs low through various measures including more efficient use of existing offshore facilities, the linking of employee bonuses to cost reduction and the adoption of new technology in our operations. We believe that such cost structure allows us to compete effectively even in a low crude oil price environment.

         Reduced risks and access to capital and technology through production sharing contracts

         Production sharing contracts help us minimize our offshore China finding costs, exploration risks and capital requirements because our foreign partners are responsible for all costs associated with exploration. Our foreign partners recover their exploration costs only if a commercially viable discovery is made.

         Strategic position in China's growing natural gas markets

         The proximity of our natural gas reserves to the major demand areas in the coastal regions of China provides us with a competitive advantage over other natural gas suppliers in China, whose natural gas reserves are located primarily in northwest and southwest China. We have natural gasfields near many of China's rapidly growing coastal areas, including Hong Kong, Shanghai and Tianjin. We have also acquired interests in gas reserves located in Tangguh, Indonesia and the North West Shelf of Australia. In addition, CNOOC has granted us an option to invest in liquefied natural gas projects or other natural gas related businesses in the PRC in which CNOOC invested or proposed to invest. For further information, see "--Natural Gas Business."

         Experienced management team

         Our senior management team has extensive experience in the oil and gas industry, and most of our executives have been with the CNOOC group since its inception in 1982. We evolved from a company heavily reliant on production sharing contracts with foreign partners to a company with a balance of both independent and production sharing contract operations. Our management team and staff have had the opportunity to work closely with foreign partners both within and outside China. We have implemented international management practices including incentive compensation schemes for our employees. In addition, we have adopted share option schemes for our employees. See "Item 6--Directors, Senior Management and Employees--Share Ownership."

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

         Increase production primarily through the development of our net proved undeveloped reserves

         As of December 31, 2004, approximately 51.6% of our proved reserves were classified as net proved undeveloped, which gives us the opportunity to achieve substantial production growth even without additional reserve discoveries, assuming that we will be able to develop these reserves more quickly than we deplete our currently producing reserves. We are currently undertaking a number of large development projects located primarily in the Bohai Bay and the Western South China Sea, which will substantially increase production. We plan to spend approximately US$1,624.0 million in 2005 to develop our net proved undeveloped reserves offshore China. We also plan to spend approximately US$207.5 million to develop our overseas net proved undeveloped reserves.

         Add to our reserves through independent exploration and production sharing contracts

         We plan to concentrate our independent exploration efforts in existing operating areas with a particular emphasis on natural gas. We plan to spend approximately US$212.1 million in 2005 on independent exploration activities. We plan to augment independent exploration efforts while continuing to enter into production sharing contracts with foreign partners to lower capital requirements and exploration risks. We currently have identified 43 drilling prospects. In 2005, we plan to drill approximately 48 exploration wells, and acquire independently approximately 9,500 kilometers and 2,675 square kilometers of 2D seismic data and 3D seismic data, respectively. Our foreign partners under existing production sharing contracts plan to drill approximately 28 exploration wells, and acquire approximately 5,350 kilometers and 1,650 square kilometers of 2D seismic data and 3D seismic data, respectively, in 2005.

         Capitalize on the growing demand for natural gas in China

         We plan to capitalize on the growth potential of the PRC natural gas market through the following initiatives:

         o continue to develop natural gas fields and focus independent exploration efforts on natural gas;

         o evaluate whether to exercise the options to invest in CNOOC's liquefied natural gas projects in China; and

         o evaluate investment opportunities in related natural gas businesses that will help develop markets for our natural gas production.

         To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with parties possessing the relevant experience and expertise.

         Selectively pursue acquisitions to ensure long-term production growth, geographical reserves risk diversification, and to further our natural gas strategy

         We plan to make selective acquisitions that will meet one or more of our strategic objectives of enhancing our production profile, diversifying our reserve base and geographic risk profile and furthering our natural gas strategy. In addition, we evaluate acquisition opportunities based on our expected economic return criteria. At the end of 2004, we and Golden Aaron Pte. Ltd. and China Global Construction Limited formed a joint venture in Myanmar and had entered into six production sharing contracts as of June 8, 2005. We will act as the operator under these production sharing contracts. In early 2005, through our wholly owned subsidiary CNOOC Belgium BVBA, we acquired a 16.69% interest in MEG Energy Corp., a Canada based oil sand company, at a consideration of 150 million Canadian dollars. We have also made significant progresses implementing our natural gas strategy. In October 2003, we entered into an agreement with the participants in the Gorgon Joint Venture in Australia to purchase certain equity stake in the Gorgon gas development, and our controlling shareholder, CNOOC, will arrange to purchase LNG directly from Gorgon. In May 2004, we increased our interest in Indonesia's Tangguh LNG project from 12.5% to 16.96%. In addition, in December 2004, we completed the acquisition of a 5.3% interest in the upstream production and reserves of the North West Shelf project. We believe these upstream acquisitions of gas reserves will enhance our natural gas strategy by facilitating the supply of LNG to China's rapidly growing coastal markets as well as provide us with access to other gas-rich basins for further growth opportunities.

         Maintain operational efficiency and low production costs

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

         Maintain financial flexibility through conservative financial practices

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

Selected Operating and Reserves Data

         The following table sets forth our operating data and our net proved reserves as of the time and for the periods indicated.



                                                                              Year ended December 31,
                                                                   -------------------------------------------------
                                                                    2002               2003               2004
                                                                   -----------  --------------  --------------------
Net Production:
Oil (daily average bbls/day).............................          298,625            306,464            319,436
Gas (daily average mmcf/day).............................            272.6              291.0              364.1
Oil equivalent (BOE/day).................................          346,639            356,729            382,513
Average net realized prices:
     Oil (per bbl).......................................         US$24.35           US$28.11           US$35.41
     Gas (per mcf).......................................             2.98               2.87               2.75
Offshore China lifting costs (per BOE)...................             3.92               4.66               5.31
Overseas lifting costs (per BOE)(1)......................             9.06               9.27              10.72

Net Proved Reserves (end of period):
Oil (mmbbls).............................................          1,424.4            1,436.1            1,455.6
Gas (bcf)................................................          3,547.9            4,154.4            4,646.6
Total (million BOE)......................................          2,015.8            2,128.5            2,230.0
Proved developed reserves (million BOE)..................            794.3              914.6            1,080.7
Annual reserves replacement ratio........................              281%               187%               173%
Estimated reserves life (years)..........................             15.9               16.3               15.9
Present value of estimated future net revenues before
  income taxes (discounted at 10%) (million Rmb).........          140,798            152,450            172,933
Standardized measure of discounted future net cash
  flow (million Rmb).....................................          100,141            109,800            125,387


----------

(1) Overseas lifting costs reflect lifting costs associated with our operations in Indonesia and are calculated using the net entitlement method.

         Our finding and development costs per BOE reported in prior years was calculated by dividing the net reserve change for each reporting period (excluding production and sales) into the costs incurred for the period, as reported in the "Costs Incurred" disclosure required by Statement of Financial accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities." Due to the timing of the related costs incurred to find and develop such proved reserves, this often includes quantities of proved reserves for which a majority of the costs of development have not yet been incurred. Conversely, it also often includes costs to develop proved reserves that had been added in earlier years. Because it may not necessarily represent total finding and development costs for projects under way or may not be indicative of expected future finding and development costs, we discontinued reporting it in our filings with the Securities and Exchange Commission.

         At our request, Ryder Scott Company, independent petroleum engineering consultants, carried out an independent evaluation of the reserves of selected properties as of December 31, 2002, 2003 and 2004. For further information regarding our reserves, see "Item 3--Key Information--Risk Factors--Risks relating to our business--The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing and production" and "--Oil and Natural Gas Reserves."

         The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as at the dates indicated.



                                                     Net proved reserves                 Net proved reserves
                                                       at December 31,                 at December 31, 2004
                                                   --------------------------  --------------------------------------
                                                     2002           2003        Developed    Undeveloped      Total
                                                   ---------  ---------------  ------------- -------------  ---------
Bohai Bay:
Crude oil (mmbbls)..............................     992.5          990.4         446.1          528.4         974.6
Natural gas (bcf)...............................     598.6          566.6         268.1          438.1         706.2
                                                   ---------  ---------------  ------------- -------------  ---------
   Total (million BOE)..........................   1,092.3        1,084.8         490.8          601.5       1,092.3
                                                   =========  ===============  ============= =============  =========
     Independent (million BOE)..................     595.1          556.3         335.6          269.9         605.5
     Production sharing contracts
     (million BOE)..............................     497.2          528.5         155.2          331.6         486.8

Western South China Sea:
Crude oil (mmbbls)..............................     160.4          173.7          71.5          118.2         189.7
Natural gas (bcf)...............................   2,511.2        2,564.0       1,832.8          652.0       2,484.8
                                                   ---------  ---------------  ------------- -------------  ---------
   Total (million BOE):.........................     578.9          601.0         376.9          226.9         603.8
                                                   =========  ===============  ============= =============  =========
     Independent (million BOE)..................     434.2          476.7         260.2          222.4         482.6
     Production sharing contracts (million BOE).     144.7          124.3         116.7            4.5         121.2

Eastern South China Sea:
Crude oil (mmbbls)..............................     120.3          154.8          96.1           71.9         168.0
Natural gas (bcf)...............................      42.8          548.2           --           730.8         730.8
                                                   ---------  ---------------  ------------- -------------  ---------
   Total (million BOE):.........................     127.5          246.1          96.1          193.7         289.8
                                                   =========  ===============  ============= =============  =========
     Independent (million BOE)..................        --          141.1          11.4          172.4         183.8
     Production sharing contracts (million BOE).     127.5          105.0          84.7           21.3         106.0

East China Sea:
Crude oil (mmbbls)..............................      12.5           13.9           3.1           18.4          21.5
Natural gas (bcf)...............................     179.4          275.3          32.9          370.5         403.4
                                                   ---------  ---------------  ------------- -------------  ---------
   Total (million BOE):.........................      42.4           59.8           8.6           80.1          88.7
                                                   =========  ===============  ============= =============  =========
     Independent (million BOE)..................      42.4           12.7           8.6           80.1          88.7
     Production sharing contracts (million BOE).        --           47.1            --             --            --

Overseas:
Crude oil (mmbbls)..............................     138.7          103.4          84.6           17.3         101.9
Natural gas (bcf)...............................     215.9          200.3         138.5          182.9         321.4
                                                   ---------  ---------------  ------------- -------------  ---------
   Total (million BOE):.........................     174.7          136.8         107.7           47.8         155.5
                                                   =========  ===============  ============= =============  =========
     Independent (million BOE)..................        --             --            --             --            --
     Production sharing contracts (million BOE).     174.7          136.8         107.7           47.8         155.5

Total:
Total crude oil (mmbbls)........................   1,424.4        1,436.1         701.5          754.1       1,455.6
Total natural gas (bcf).........................   3,547.9        4,154.3       2,272.3        2,374.3       4,646.6
                                                   ---------  ---------------  ------------- -------------  ---------
   Total (million BOE):.........................   2,015.8        2,128.5       1,080.2        1,149.8       2,230.0
                                                   =========  ===============  ============= =============  =========
     Independent (million BOE)..................   1,071.7        1,186.9         615.8          744.7        1360.5
     Production sharing contracts (million BOE).     944.1          941.6         464.3          405.2         869.5



New Contracts Signed in 2004

         In 2004, our controlling shareholder, CNOOC, signed one petroleum contract as follows:

                                                                     Interest       Date of
No.      Basin               Block               Partner                of        Agreement    Area (km(2))
                                                                     Partner(s)
                                                                        (%)
------------------------------------------------------------------------------------------------------------

1        Eastern South       29/26           Husky Oil China             100      08/16/2004           3,965
         China Sea




         In 2004, we signed four petroleum contracts as follows:

                                                                     Interest       Date of
No.      Basin               Block               Partners              of          Agreement    Area (km(2))
                                                                     Partner(s)
                                                                        (%)
------------------------------------------------------------------------------------------------------------

1        Myanmar               M         Golden Aaron Pte Limited         13.75    10/21/04         7,788.13
                                                  HQCEC                    5.0

2        Myanmar              A-4        Golden Aaron Pte Limited         13.75    10/21/04         7,479.92
                                                  HQCEC                    5.0

3        Myanmar             M-10        Golden Aaron Pte Limited         13.75    10/21/04         13,778.8
                                                  HQCEC                    5.0

4        Tangguh,             N/A                   BP                    37.1     01/30/04              N/A
         Indonesia(1)                          MI Berau BV                16.3
                                                  Others                  29.6

 ----------
(1) We increase our interest in this project from 12.5% to 16.96 % in 2004.

Exploration and Production

         Summary

         We currently conduct exploration, development and production activities primarily in four areas offshore China:

         o   the Bohai Bay;

         o   the Western South China Sea;

         o   the Eastern South China Sea; and

         o   the East China Sea.




                               [GRAPHIC OMITTED]


         In addition, we hold several equity interests in oil and gas properties in overseas countries including Indonesia, Australia, Canada, Morocco and Myanmar. See "--Overseas Activity," "--Natural Gas
Business--Overseas Activity" and "Item 5--Operating and Financial Review and Prospects--Operating Results--Acquisitions and Overseas Activities."

         As of December 31, 2004, we had estimated net proved reserves of 2,230 million BOE, comprised of 1,455.6 million barrels of crude oil and condensate and 4,646.6 billion cubic feet of natural gas. As of December 31, 2004, we had interests in 36 producing properties and 37 properties under development and appraisal offshore China. We are the operator or joint operator of 21 oil and gas properties under production. In 2004, seven properties offshore China commenced production. For the year 2004, net production averaged 319,436 barrels per day of crude oil, condensate and natural gas liquids and 364 million cubic feet per day of natural gas, which together totaled 382,513 BOE per day, representing a 7.5% increase over the annual average daily production for the year 2003.

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

         We also conduct exploration efforts through geophysical survey agreements with foreign companies. These geophysical survey agreements allow international oil and gas companies to conduct geophysical studies before deciding whether to negotiate a production sharing contract with CNOOC. If a foreign partner decides to enter into a production sharing contract with CNOOC, the costs and expenses that the foreign partner incurs in conducting geophysical exploration may be recovered during the production period by the foreign partner, subject to our confirmation. See "--Geophysical Survey Agreements" for a detailed discussion of these arrangements. As of December 31, 2004, we were not a party to any geophysical survey agreements, although we may enter into such agreements in the future.

         The offshore China exploration area is approximately 1.3 million square kilometers in size. We currently have rights to operate independently or in conjunction with international oil and gas companies in 134 exploration blocks covering approximately 627,271 square kilometers. We have access to 873,355 kilometers of 2D seismic data and 41,584 square kilometers of 3D seismic data. From the beginning of CNOOC's operations in 1982 to December 31, 2004, a total of 773 exploration wells have been drilled, including 491 wildcat wells, with a success rate of approximately 34%. During this period we achieved a success rate of approximately 45% on 214 independent exploration wildcat wells, while our foreign partners achieved a success rate of approximately 27% on their 277 exploration wildcat wells.

Oil and Natural Gas Reserves

         We have a large base of net proved undeveloped reserves as a result of our exploration successes. As of December 31, 2004, approximately 51.6% of our net proved reserves were classified as net proved undeveloped. We are undertaking a number of large development projects located primarily in the Bohai Bay and the Western South China Sea and expect these projects to substantially increase our production.

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

         We explore for and develop our reserves offshore China under exploration and production licenses granted by the PRC government. The PRC government generally grants exploration licenses for individual blocks while production licenses generally are granted for individual fields. All of our proved reserves are under production licenses granted by the PRC government.

         At our request, Ryder Scott Company, an independent petroleum engineering consultant, evaluated our selected properties as of December 31, 2002, 2003 and 2004. For further information regarding our reserves, see "Item 3--Key Information--Risk Factors--Risks relating to our business--The oil and gas reserves data in this annual report may require substantial revisions as a result of future drilling, testing and production."

         The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and production sharing contract operations in each of our operating areas.


                      Total Net Proved Crude Oil Reserves
                                   (mmbbls)

                                                     As of December 31,                As of December 31, 2004
                                                   -------------------------  ----------------------------------------
                                                     2002          2003        Developed     Undeveloped       Total
                                                   ----------   ------------  ------------ --------------- -----------
Offshore China
Independent
     Bohai Bay..............................         507.8         474.3         291.0          196.8           487.8
     Western South China Sea................         108.4         135.2          29.6          118.0           147.6
     Eastern South China Sea................            --          56.6          11.4           57.7            69.1
     East China Sea.........................          12.5           4.6           3.1           18.4            21.5
                                                   ---------   ------------  ------------ --------------- -----------
         Total..............................         628.7         670.8         335.1          390.9           726.0

Production Sharing Contracts
     Bohai Bay..............................         484.7         516.1         155.2          331.6           486.8
     Western South China Sea................          52.0          38.5          41.9            0.1            42.0
     Eastern South China Sea................         120.3          98.1          84.7           14.1            98.8
     East China Sea.........................            --           9.3            --             --              --
                                                   ---------   ------------  ------------ --------------- -----------
         Total..............................         657.0         662.0         281.8          345.8           627.6

Combined
     Bohai Bay..............................         992.5         990.4         446.2          528.4           974.6
     Western South China Sea................         160.4         173.7          71.5          118.2           189.7
     Eastern South China Sea................         120.3         154.8          96.1           71.9           168.0
     East China Sea.........................          12.5          13.9           3.1           18.4            21.5
                                                   ---------   ------------  ------------ --------------- -----------
         Total..............................       1,285.7       1,332.7         616.9          736.9         1,353.8

Overseas(1)
     Indonesia..............................         138.7         103.4          84.6           17.3           101.9
                                                   ---------   ------------  ------------ --------------- -----------
         Total..............................         138.7         103.4          84.6           17.3           101.9
                                                   ---------   ------------  ------------ --------------- -----------
Total.......................................       1,424.4       1,436.1         701.5          754.1         1,455.6
                                                   =========   ============  ============ =============== ===========


----------
 (1) As of December 31, 2004, our net proved reserves attributable to overseas operations were derived entirely from our operations in Indonesia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts.


                                   Total Net Proved Natural Gas Reserves
                                                     (bcf)

                                                     As of December 31,               As of December 31, 2004
                                                ----------------------------  ---------------------------------------
                                                     2002          2003       Developed     Undeveloped       Total
                                                ------------   -------------  ------------ ---------------  ---------
Offshore China
Independent
     Bohai Bay..............................          524.2         491.9         268.1         438.1           706.2
     Western South China Sea................        1,954.2       2,049.3        1383.9         625.8          2009.7
     Eastern South China Sea................            --          506.9           --          687.7           687.7
     East China Sea.........................          179.4          48.7          32.9         370.5           403.4
                                                ------------   -------------  ------------ ---------------  ---------
         Total..............................        2,657.7       3,096.8       1,684.9       2,122.1         3,807.0
Production Sharing Contracts
     Bohai Bay..............................           74.5          74.7           --            --              --
     Western South China Sea................          557.0         514.7         448.9          26.2           475.1
     Eastern South China Sea................           42.8          41.2           --           43.0            43.0
     East China Sea.........................            --          226.7           --            --              --
                                                ------------   -------------  ------------ ---------------  ---------
         Total..............................          674.2         857.3         448.9          69.2           518.1
Combined
     Bohai Bay                                        598.6         566.6         268.1         438.1           706.2
     Western South China Sea................        2,511.2       2,564.0       1,832.8         652.0         2,484.8
     Eastern South China Sea................           42.8         548.2           --          730.8           730.8
     East China Sea.........................          179.4         275.3          32.9         370.5           403.4
                                                ------------   -------------  ------------ ---------------  ---------
         Total..............................        3,332.0       3,954.1       2,133.8       2,191.4         4,325.2
Overseas(1)
Indonesia...................................          216.0         200.3         138.5         182.9           321.4
                                                ------------   -------------  ------------ ---------------  ---------
         Total..............................          216.0         200.3         138.5         182.9           321.4
                                                ------------   -------------  ------------ ---------------  ---------
Total.......................................        3,547.9       4,154.4       2,272.3       2,374.3         4,646.6
                                                ============   =============  ============ ===============  =========

----------------
(1) As of December 31, 2004, our net proved reserves attributable to overseas operations were derived entirely from our operations in Indonesia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts.



                                     Total Net Proved Reserves
                                                 (million BOE)

                                                     As of December 31,               As of December 31, 2004
                                                  -------------------------   ----------------------------------------
                                                     2002          2003       Developed     Undeveloped       Total
                                                  -----------  ------------   ------------  ------------   -----------
Offshore China
Independent
     Bohai Bay..............................          595.2         556.3         335.6         269.9           605.5
     Western South China Sea................          434.1         476.7         260.2         222.4           482.6
     Eastern South China Sea................            --          141.1          11.4         172.3           183.7
     East China Sea.........................           42.4          12.7           8.6          80.1            88.7
                                                  -----------   -----------   -----------   ------------  -----------
         Total..............................        1,071.7       1,186.9         615.8         744.7         1,360.5
Production Sharing Contracts
     Bohai Bay..............................          497.1         528.5         155.2         331.6           486.8
     Western South China Sea................          144.8         124.3         116.7           4.5           121.2
     Eastern South China Sea................          127.5         105.0          84.7          21.3           106.0
     East China Sea.........................            --           47.1           --             --              --
                                                  -----------   -----------   -----------   ------------  -----------
         Total..............................          769.4         804.9         356.6         357.4           714.0
Combined
     Bohai Bay..............................        1,092.3       1,084.8         490.8         601.5         1,092.3
     Western South China Sea................          578.9         601.0         376.9         226.9           603.8
     Eastern South China Sea................          127.5         246.1          96.1         193.7           289.8
     East China Sea.........................           42.4          59.8           8.6          80.1            88.7
                                                  -----------   -----------   -----------   ------------  -----------
         Total..............................        1,841.0       1,991.7         972.5       1,102.1         2,074.6
Overseas(1)
     Indonesia..............................          174.7         136.7         107.7          47.8           155.5
                                                  -----------   -----------   -----------   ------------  -----------
         Total..............................          174.7         136.7         107.7          47.8           155.5
                                                  -----------   -----------   -----------   ------------  -----------
Total.......................................        2,015.8       2,128.5       1,080.2       1,149.8         2,230.0
                                                  ===========   ===========   ===========   ============  ===========

----------
(1) As of December 31, 2004, our net proved reserves attributable to overseas operations were derived entirely from our operations in Indonesia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts.

Oil and Natural Gas Production

         The following tables show average daily net oil production, net natural gas production, and average net total production for the periods indicated. Oil production comprises crude oil, condensate and natural gas liquids.


                   Average Daily Net Production of Crude Oil
                                (bbls per day)

                                                                        Year ended December 31,
                                                     -----------------------------------------------------------
                                                          2002                   2003                    2004
                                                     ------------------  ----------------------  ---------------
Offshore China
Independent
     Bohai Bay..............................             110,989                  98,790              94,769
     Western South China Sea................              35,724                  27,547              26,737
     Eastern South China Sea................                  --                  13,708              19,497
     East China Sea.........................               3,223                   2,536               2,121
                                                     ------------------  ----------------------  ---------------
         Total..............................             149,936                 142,581             143,123
Production Sharing Contracts
     Bohai Bay..............................              16,767                  30,716              39,744
     Western South China Sea................              21,186                  33,397              29,136
     Eastern South China Sea................              73,792                  59,273              77,492
     East China Sea.........................                  --                      --                  --
                                                     ------------------  ----------------------  ---------------
         Total..............................             111,745                 123,386             146,372

Combined
     Bohai Bay..............................             127,756                 129,506             134,512
     Western South China Sea................              56,910                  60,944              55,873
     Eastern South China Sea................              73,792                  72,981              96,989
     East China Sea.........................               3,223                   2,536               2,121
                                                     ------------------  ----------------------  ---------------
         Total..............................             261,681                 265,967             289,495

Overseas(1)
     Indonesia..............................              36,944                  40,497              29,941
                                                     ------------------  ----------------------  ---------------
         Total..............................              36,944                  40,497              29,941
                                                     ------------------  ----------------------  ---------------
Total.......................................             298,625                 306,464             319,436
                                                     ==================  ======================  ===============


----------
(1) As of December 31, 2004, our net production attributable to overseas operations were derived entirely from our operations in Indonesia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts.




                                  Average Daily Net Production of Natural Gas
                                                (mmcf per day)

                                                                        Year ended December 31,
                                                      ---------------------------------------------------------
                                                          2002                   2003                    2004
                                                      ---------------  -------------------  -------------------
Offshore China
Independent
     Bohai Bay..............................               47.1                    47.1                   47.7
     Western South China Sea................                4.4                    29.1                   83.7
     Eastern South China Sea................                 --                      --                     --
     East China Sea.........................               12.4                    14.2                   17.1
                                                     ------------------  ----------------------  ---------------
         Total..............................               64.0                    90.4                  148.5
Production Sharing Contracts
     Bohai Bay..............................                 --                      --                     --
     Western South China Sea................              137.9                    98.7                  131.6
     Eastern South China Sea................                 --                      --                     --
     East China Sea.........................                 --                      --                     --
                                                     ------------------  ----------------------  ---------------
         Total..............................              137.9                    98.7                  131.6
Combined
     Bohai Bay..............................               47.1                    47.1                   47.7
     Western South China Sea................              142.3                   127.8                  215.2
     Eastern South China Sea................                 --                      --                     --
     East China Sea.........................               12.4                    14.2                   17.1
                                                     ------------------  ----------------------  ---------------
         Total..............................              201.8                   189.1                  280.0
Overseas(1)
     Indonesia..............................               70.8                   101.9                   84.1
                                                     ------------------  ----------------------  ---------------
         Total..............................               70.8                   101.9                   84.1
                                                     ------------------  ----------------------  ---------------
Total.......................................              272.6                   291.0                  364.1
                                                     ==================  ======================  ===============


----------
(1) As of December 31, 2004, our net production attributable to overseas operations were derived entirely from our operations in Indonesia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts.


                                 Average Daily Net Production
                                         (BOE per day)

                                                                        Year ended December 31,
                                                ----------------------------------------------------------------
                                                          2002                   2003                    2004
                                                ----------------------  -------------------- -------------------
Offshore China
Independent
     Bohai Bay..............................             118,845                106,637                102,725
     Western South China Sea................              36,456                 32,391                 40,683
     Eastern South China Sea................                  --                 13,708                 19,497
     East China Sea.........................               5,283                  4,908                  4,963
                                                ----------------------  -------------------- -------------------
         Total..............................             160,584                157,644                167,868
Production Sharing Contracts
     Bohai Bay..............................              16,767                 30,716                 39,744
     Western South China Sea................              46,747                 51,619                 53,454
     Eastern South China Sea................              73,792                 59,274                 77,492
     East China Sea.........................                  --                     --                     --
                                                ----------------------  -------------------- -------------------
         Total..............................             137,306                141,609                170,690
Combined
     Bohai Bay..............................             135,612                137,353                142,469
     Western South China Sea................              83,203                 84,010                 94,137
     Eastern South China Sea................              73,792                 72,981                 96,989
     East China Sea.........................               5,283                  4,908                  4,963
                                                ----------------------  -------------------- -------------------
         Total..............................             297,890                299,252                338,558
Overseas(1)
     Indonesia..............................              48,749                 57,477                 43,955
                                                ----------------------  -------------------- -------------------
         Total..............................              48,749                 57,477                 43,955
                                                ----------------------  -------------------- -------------------
Total.......................................             346,639                356,729                382,513
                                                ======================  ==================== ===================


----------
(1) As of December 31, 2004, our net production attributable to overseas operations were derived entirely from our operations in Indonesia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts.


Principal Oil and Gas Regions

         Bohai Bay

         The Bohai Bay holds our largest net proved reserves and, for the year ended December 31, 2004, was our largest producing area for crude oil and natural gas. The Bohai Bay exploration area is located in the northeastern part of China, approximately 200 kilometers east of Beijing and is approximately 58,100 square kilometers in size. As of December 31, 2004, we had rights to operate, independently or in conjunction with international oil and gas companies, in 15 blocks covering approximately 43,244 square kilometers of the total Bohai Bay exploration area. Our operating area contains numerous oil and gas fields in shallow waters with typical depths ranging from 10 to 30 meters. The crude oil is generally of heavy gravity ranging from 15 to 20 degrees API. As of December 31, 2004, net proved reserves in this region were 974.6 million barrels of crude oil and condensate and 706.2 billion cubic feet of natural gas, totaling 1,092.3 million BOE and representing approximately 49.0% of our total net proved reserves.

         The Bohai Bay has been a prolific area with significant oil discoveries in recent years and will continue to be one of our principal areas for exploration in the near future. Four discoveries were made in this area in 2004, including three by us and one by our foreign partners.

         The following table sets forth principal exploration blocks under an exploration license for both our independent operations and our production sharing contracts in the Bohai Bay as of December 31, 2004. All exploration licenses expiring prior to June 8, 2005 are being renewed.



                                                                                  Exploration License
                                 Approximate                            -----------------------------------------
                                  block area                               Commencement           Expiration
Block                              (km(2))             Partner(s)               date                 date
------------------------------  -----------------  ------------------   ----------------------  -----------------
Independent
-----------------------------------------------------------------------------------------------------------------
Middle of Bohai Bay                4,974                   --                  04/26/04            04/26/06
-----------------------------------------------------------------------------------------------------------------
Southern Bohai Bay                 3,679                   --                  08/06/04            08/06/06
-----------------------------------------------------------------------------------------------------------------
Western Bohai Bay                  1,895                   --                  06/08/04            06/08/06
-----------------------------------------------------------------------------------------------------------------
Western Liaodong Bay               3,344                   --                  03/31/00            04/08/06
-----------------------------------------------------------------------------------------------------------------
Eastern Liaodong Bay               2,829                   --                  07/02/01            07/02/06
-----------------------------------------------------------------------------------------------------------------
Eastern Bozhong                    1,861                   --                  05/30/04            05/30/06
-----------------------------------------------------------------------------------------------------------------
06/17                              2,586                   --                  02/20/05            02/20/07
-----------------------------------------------------------------------------------------------------------------
02/31                              4,990                   --                  05/29/03            05/29/05
-----------------------------------------------------------------------------------------------------------------
Bohai 09/11                          843                   --                  04/05/04            04/05/06
-----------------------------------------------------------------------------------------------------------------


PSC
-----------------------------------------------------------------------------------------------------------------
05/36                              2,766         Kerr-McGee, Newfield,        04/07/05            02/10/07
                                                  Sino-American Energy
-----------------------------------------------------------------------------------------------------------------
Eastern Bohai 11/05                3,601             ConocoPhillips           08/16/04            08/16/06
-----------------------------------------------------------------------------------------------------------------
Western Bohai 11/05                2,897             ConocoPhillips           02/10/04            02/10/06
-----------------------------------------------------------------------------------------------------------------
11/19                              3,068             ChevronTexaco            05/29/04            05/29/05
-----------------------------------------------------------------------------------------------------------------
09/18                              2,218               Kerr-McGee             04/02/05            04/02/07
-----------------------------------------------------------------------------------------------------------------
04/36                              1,694              Kerr-McGee,             04/02/05            04/02/07
                                                  Sino-American Energy
-----------------------------------------------------------------------------------------------------------------


         During the year ended December 31, 2004, we independently acquired 1,764 square kilometers of 3D seismic data and our foreign partners acquired 390 square kilometers of 3D seismic data in the Bohai Bay. We have an aggregate of approximately 178,893 kilometers and 9,755 square kilometers of independent 2D and 3D seismic data, respectively, in the Bohai Bay. We also have access through our production sharing contract partners to approximately 66,903 kilometers and 9,176 square kilometers of additional 2D and 3D seismic data, respectively, in this area. During the year of 2004, we drilled eight wildcat wells, three of which were successful, and 11 appraisal wells, all of which were successful. During the same period, our production sharing contract partners drilled seven wildcat wells, one of which was successful, and one appraisal well, which was successful. Our exploration capital expenditures for 2004 were US$74.4 million. In 2005, we plan to drill 25 exploration wells in the Bohai Bay.

         For 2004, net production in this region averaged 134,512 barrels per day of crude oil, condensate and natural gas liquids and 47.7 million cubic feet per day of natural gas, representing approximately 37.2% of our total daily net production. Our development capital expenditures for the Bohai Bay for 2004 were US$762.2 million.


         The following table sets forth our principal oil and gas properties under production in the Bohai Bay as of December 31, 2004.

                                                                           Average net
                                                                         production for    Net proved reserves
                                                                               year          as of December 31,
                                                             Our               2004                2004
Block/Field               Operator(s)        Partner(s)    interest       (BOE per day)       (million BOE)
--------------------- -------------------- -------------  ------------- ------------------ ----------------------
  Liaoxi
-----------------------------------------------------------------------------------------------------------------
  Suizhong 36-1          CNOOC Limited          --            100%            60,475               178.9
-----------------------------------------------------------------------------------------------------------------
  Jinzhou 9-3            CNOOC Limited          --            100%            13,225                27.1
-----------------------------------------------------------------------------------------------------------------
  Jinzhou 20-2           CNOOC Limited          --            100%             7,710                41.0
-----------------------------------------------------------------------------------------------------------------

  Boxi
-----------------------------------------------------------------------------------------------------------------
  Boxi Oilfields(1)      CNOOC Limited          --            100%            12,800                15.3
-----------------------------------------------------------------------------------------------------------------

  Chengbei
-----------------------------------------------------------------------------------------------------------------
  Chengbei Oilfield      CNOOC Limited          --            100%             4,523                 5.7
-----------------------------------------------------------------------------------------------------------------

  Qinhuangdao
-----------------------------------------------------------------------------------------------------------------
  Qinhuangdao 32-6       CNOOC Limited    ChevronTexaco      75.5%            22,429                99.7
-----------------------------------------------------------------------------------------------------------------

  Bonan
-----------------------------------------------------------------------------------------------------------------
  Bozhong 34-2/4         CNOOC Limited          --            100%             1,886                 3.2
-----------------------------------------------------------------------------------------------------------------
  Bonan fields           CNOOC Limited          --            100%             2,107                31.7
-----------------------------------------------------------------------------------------------------------------
  Bozhong 25-1/1S        CNOOC Limited    ChevronTexaco      83.8%             4,073               190.5
-----------------------------------------------------------------------------------------------------------------

  11/05
-----------------------------------------------------------------------------------------------------------------
  Penglai 19-3          ConocoPhillips   Phillips Bohai       51%              8,871               131.8
-----------------------------------------------------------------------------------------------------------------

  04/36
-----------------------------------------------------------------------------------------------------------------
  Caofeidian 11-1/2       Kerr-McGee      Sino-American       51%              4,371                39.8
                                             Energy
-----------------------------------------------------------------------------------------------------------------



(1) The production and reserves data of Boxi Oilfields includes the production and reserves of Qikou 18-2, which commenced operations in 2004.

         The following table sets forth our principal oil and gas properties under development in the Bohai Bay as of December 31, 2004.



                                                                                       Net proved reserves as of
                                                                         Our                December 31, 2004
  Block/Field              Operator(s)         Partner(s)              interest               (million BOE)
-------------------------  ----------------- --------------------- -----------------  ------------------------------

  Liaoxi
--------------------------------------------------------------------------------------------------------------------
  Luda 4-2/5-2/10-1       CNOOC Limited             --                   100%                      92.7
--------------------------------------------------------------------------------------------------------------------
  Jinzhou 21-1            CNOOC Limited             --                   100%                      13.8
--------------------------------------------------------------------------------------------------------------------
  JZ 25-18                CNOOC Limited             --                   100%                      74.2
--------------------------------------------------------------------------------------------------------------------

  Boxi
--------------------------------------------------------------------------------------------------------------------
  Qikou 18-9              CNOOC Limited             --                   100%                       3.5
--------------------------------------------------------------------------------------------------------------------
  Caofeidian 18-1         CNOOC Limited             --                   100%                       1.7
--------------------------------------------------------------------------------------------------------------------
  Caofeidian 18-2         CNOOC Limited             --                   100%                      12.5
--------------------------------------------------------------------------------------------------------------------

  Qinhuangdao
--------------------------------------------------------------------------------------------------------------------
  Qinhuangdao 33-1        CNOOC Limited             --                   100%                       3.6
--------------------------------------------------------------------------------------------------------------------

  Bozhong
--------------------------------------------------------------------------------------------------------------------
  Nanbao 35-2             CNOOC Limited             --                   100%                      75.7
--------------------------------------------------------------------------------------------------------------------

  Bonan
--------------------------------------------------------------------------------------------------------------------
  Bozhong 34-1/34-1s      CNOOC Limited             --                   100%                      24.8
--------------------------------------------------------------------------------------------------------------------

  11/05
--------------------------------------------------------------------------------------------------------------------
  Penglai 25-6           ConocoPhillips      Phillips Bohai              51%                       10.7
--------------------------------------------------------------------------------------------------------------------

  04/36 &05/36
--------------------------------------------------------------------------------------------------------------------
  Caofeidian 12-1/12-1S    Kerr-McGee     Sino-American Energy,          51%                       12.8
                                                New Field
--------------------------------------------------------------------------------------------------------------------
  Caofeidian 11-3/11-5     Kerr-McGee     Sino-American Energy           51%                        1.5
--------------------------------------------------------------------------------------------------------------------




         Western South China Sea

         The Western South China Sea has been our most important natural gas producing area. The Western South China Sea is located in the southern part of China southwest of Hong Kong and is approximately 712,480 square kilometers in area. As of December 31, 2004, we had rights to operate, independently or in conjunction with international oil and gas companies, in 34 blocks covering approximately 180,507 square kilometers of the Western South China Sea exploration area. Typical water depths in this region range from 40 meters to 120 meters. The crude oil produced is of medium to light gravity, ranging from 27 to 41 degrees API. As of December 31, 2004, we had net proved reserves of
189.7 million barrels of crude oil and condensate and 2,484.8 billion cubic feet of natural gas in this region, totaling 603.8 million BOE and representing 27.1% of our total net proved reserves.

         The Western South China Sea is one of our least explored areas but will become increasingly important as the markets for natural gas in the southern part of China develop. During the year ended December 31, 2004, we drilled five wildcat wells, and three appraisal wells. All three of the appraisal wells we drilled were successful. Our production sharing contract partners drilled two wildcat wells and two appraisal wells. One of the two appraisal wells our production sharing contract partners drilled was successful.

         The following table sets forth the principal exploration blocks under an exploration license for both our independent operations and our production sharing contracts in the Western South China Sea as of December 31, 2004.



                                                                                Exploration License
                            Approximate                               ---------------------------------------------
                             block area                                 Commencement            Expiration
Block                         (km(2))           Partner(s)                  date                    date
-----------------------  ------------------  ---------------------    ----------------------  ---------------------
Independent
-------------------------------------------------------------------------------------------------------------------
Ledong 01                       6,543                --                   12/03/03                12/03/05
-------------------------------------------------------------------------------------------------------------------
Lingsui 18                      7,738                --                   08/06/02                08/06/07
-------------------------------------------------------------------------------------------------------------------
Weizhou 12                      6,980                --                   05/11/01                11/05/06
-------------------------------------------------------------------------------------------------------------------
Weizhou 26                      4,358                --                   11/05/03                05/11/06
-------------------------------------------------------------------------------------------------------------------
Yulin 35                        6,050                --                   05/11/01                05/11/06
-------------------------------------------------------------------------------------------------------------------
Qionghai 28                     5,208                --                   05/11/01                05/11/06
-------------------------------------------------------------------------------------------------------------------
Lingtou 20                      2,684                --                   08/30/00                08/30/05
-------------------------------------------------------------------------------------------------------------------
Lingao 11                       4,117                --                   05/11/01                05/11/06
-------------------------------------------------------------------------------------------------------------------
Songtao 22                      4,063                --                   05/11/01                05/11/06
-------------------------------------------------------------------------------------------------------------------
Songtao 31                      5,264                --                   05/11/01                05/11/06
-------------------------------------------------------------------------------------------------------------------
Yangjiang 31                    6,003                --                   12/03/03                12/03/05
-------------------------------------------------------------------------------------------------------------------
Wenchang 11                     4,901                --                   05/11/01                05/11/06
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

-------------------------------------------------------------------------------------------------------------------



         During the year ended December 31, 2004, we independently acquired 13,827 kilometers of 2D seismic data and 1,047 square kilometers of 3D seismic data in the Western South China Sea. We have an aggregate of approximately 180,840 kilometers and 8,057 square kilometers of independent 2D and 3D seismic data, respectively, in the Western South China Sea. We also have access through our production sharing contract partners to approximately 106,907 kilometers and 4,656 square kilometers of additional 2D and 3D seismic data, respectively, in this area. Our exploration capital expenditures for the Western South China Sea for 2004 were US$68.9 million. In 2005, we plan to drill 13 exploration wells in the Western South China Sea area.

         For the year ended December 31, 2004, net production averaged 55,873 barrels per day of crude oil, condensate and natural gas liquids and 215.2 million cubic feet per day of natural gas, representing 24.6% of our total daily net production. Our development capital expenditures for the Western South China Sea for 2004 were US$91.5 million.

         The following table sets forth the principal oil and gas properties in the Western South China Sea area that were under production as of December 31, 2004.



                                                                              Average net
                                                                            production for        Net proved
                                                                                 year             reserves as of
                                                                 Our             2004        December 31, 2004
Block/Field                 Operator(s)       Partner(s)      interest       (BOE per day)      (million BOE)
-----------------------  ------------------  --------------- ------------- ----------------- --------------------
Yinggehai
-----------------------------------------------------------------------------------------------------------------
   Yacheng 13-1(1)         CNOOC Limited     Kufpec BPCEPC       51%            25,403             84.2
-----------------------------------------------------------------------------------------------------------------
Yulin 35
-----------------------------------------------------------------------------------------------------------------
   Weizhou Oilfields(2)    CNOOC Limited           --           100%            27,832             48.1
-----------------------------------------------------------------------------------------------------------------
Wenchang 13-1/13-2
-----------------------------------------------------------------------------------------------------------------
   Wenchang 13-1/13-2      CNOOC Limited         Husky           60%            28,051             37.0
-----------------------------------------------------------------------------------------------------------------
Changjiang 25
-----------------------------------------------------------------------------------------------------------------
   Dongfang 1-1            CNOOC Limited           --           100%            12,851            233.4
-----------------------------------------------------------------------------------------------------------------



----------
(1) On January 1, 2004, we took over operation of Yacheng 13-1 from BP.
(2) The reserves data of Weizhou Oilfields includes the reserves of Weizhou
    12-1N.


         The following table sets forth the principal oil and gas properties in the Western South China Sea area that were under development as of December 31, 2004.




                                                                                      Net proved reserves as of
                                                                        Our               December 31, 2004
Block/Field                 Operator (s)         Partner(s)           interest              (million BOE)
-------------------------  -------------------  -------------------  ---------------  -----------------------------
Yulin 35
-------------------------------------------------------------------------------------------------------------------
   Weizhou 11-1             CNOOC Limited             --                 100%                       9.0
-------------------------------------------------------------------------------------------------------------------
   Weizhou 11-4N            CNOOC Limited             --                 100%                       3.2
-------------------------------------------------------------------------------------------------------------------
   Wenchang 14-3            CNOOC Limited             --                 100%                      11.0
-------------------------------------------------------------------------------------------------------------------
   Weizhou 6-1              CNOOC Limited             --                 100%                       5.0
-------------------------------------------------------------------------------------------------------------------
   Weizhou 11-1N            CNOOC Limited             --                 100%                       6.8
-------------------------------------------------------------------------------------------------------------------
Yangjiang 31 and 32
-------------------------------------------------------------------------------------------------------------------
   Wenchang 8-3             CNOOC Limited             --                 100%                      11.6
-------------------------------------------------------------------------------------------------------------------
   Wenchang 19-1            CNOOC Limited             --                 100%                      26.1
-------------------------------------------------------------------------------------------------------------------
   Wenchang 15-1            CNOOC Limited             --                 100%                      22.9
-------------------------------------------------------------------------------------------------------------------
Yinggehai
-------------------------------------------------------------------------------------------------------------------
   Yacheng 13-4             CNOOC Limited             --                 100%                      22.4
-------------------------------------------------------------------------------------------------------------------
Ledong 01
-------------------------------------------------------------------------------------------------------------------
   Ledong                   CNOOC Limited             --                 100%                      83.2
-------------------------------------------------------------------------------------------------------------------



         Eastern South China Sea

         The Eastern South China Sea is currently one of our most important oil producing areas in terms of its contribution to our total production and sales. The Eastern South China Sea exploration area is located in the southern part of China, directly southeast of Hong Kong, and is approximately 174,420 square kilometers in size. As of December 31, 2004, we had rights to operate, independently or in conjunction with international oil and gas companies, in 38 blocks covering approximately 193,704 square kilometers in the Eastern
South China Sea exploration area. This area includes the important Pearl River Mouth Basin. Typical water depths in this region range from 100 meters to 120 meters. The crude oil produced is of medium to light gravity, ranging from 30 to 40 degrees API. As of December 31, 2004, we had net proved reserves of
168.0 million barrels of crude oil and condensate and 730.8 billion cubic feet of natural gas in this region, totaling 289.8 million BOE and representing approximately 13.0% of our total net proved reserves.

         During the year ended December 31, 2004, we drilled three wildcat wells, one of which was successful, and three appraisal wells, all of which were successful. Our production sharing contract partners drilled two wildcat wells. We made one new oil and gas discovery in the Eastern South China Sea in 2004.

         The following table sets forth the principal exploration blocks that are under an existing exploration license for both our independent operations and our production sharing contracts in the Eastern South China Sea as of December 31, 2004.



                                                                                        Exploration License
                                     Approximate                              --------------------------------------
                                      block area                                Commencement          Expiration
Block                                  (km(2))                Partner(s)            date                 date
-------------------------------  ---------------------   ------------------   --------------------  ----------------
Independent
--------------------------------------------------------------------------------------------------------------------
Enping 15 (Pearl River Mouth)            5,833                    --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Enping 10 (Pearl River Mouth)            6,547                    --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Panyu 33 (Pearl River Mouth)             4,830                    --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Liuhua 07 (Pearl River Mouth)            4,172                    --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Xijiang 04 (Pearl River Mouth)           7,969                    --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Lufeng 06 (Pearl River Mouth)            4,457                    --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Huizhou 31 (Pearl River Mouth)           3,074                    --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Kaiping 14 (Pearl River Mouth)           7,753                    --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Kaiping 32 (Pearl River Mouth)           8,104                    --                05/11/01           05/11/06
--------------------------------------------------------------------------------------------------------------------
Dongsha 32 (Pearl River Mouth)           7,350                    --                11/05/03           11/05/10
--------------------------------------------------------------------------------------------------------------------


PSC
--------------------------------------------------------------------------------------------------------------------
15/34                                    4,984            Devon, Burlington        12/24/03           12/24/05
--------------------------------------------------------------------------------------------------------------------



         For the year ended December 31, 2004, we independently acquired 6,560 kilometers of 2D seismic data and 1,329 square kilometers of 3D seismic data in the Eastern South China Sea area. We have an aggregate of approximately 66,305 kilometers and 2,658 square kilometers of independent 2D seismic data and 3D seismic data, respectively, in the Eastern South China Sea. We also have access through our production sharing contract partners to approximately 109,262 kilometers and 6,431 square kilometers of additional 2D and 3D seismic data, respectively, in this area. Our exploration capital expenditures for the Eastern South China Sea for 2004 were US$52.5 million. We plan to drill six exploration wells in the Eastern South China Sea in 2005.

         For the year ended December 31, 2004, net production averaged approximately 96,989 barrels per day of crude oil, representing approximately 25.4% of our total daily net production. Our development capital expenditures for this region for 2004 were US$358.6 million.

         The following table sets forth our principal oil and gas properties under production in the Eastern South China Sea as of December 31, 2004.



                                                                                Average net     Net proved reserves
                                                                               production for    as of December 31,
                                                                    Our        year 2004 (BOE           2004
Production Block/Field         Operator(s)         Partner(s)     interest        per day)         (million BOE)
---------------------------  ------------------  --------------  -----------  ---------------- ----------------------

16/08
---------------------------------------------------------------------------------------------------------------------
Huizhou Oilfields                  CACT               Eni,           51%         15,596                  27.6
                                                  ChevronTexaco
---------------------------------------------------------------------------------------------------------------------


16/19
---------------------------------------------------------------------------------------------------------------------
Huizhou 19-3/2/1                   CACT               Eni,           51%            247                  25.5
                                                  ChevronTexaco
---------------------------------------------------------------------------------------------------------------------


15/11
---------------------------------------------------------------------------------------------------------------------
Xijiang 24-3                 CNOOC Limited,          Pecten          51%         15,979                   9.7
                              ConocoPhillips
---------------------------------------------------------------------------------------------------------------------


15/22
---------------------------------------------------------------------------------------------------------------------
Xijiang 30-2                  CNOOC Limited,         Pecten          40%         10,968                   5.4
                               ConocoPhillips
---------------------------------------------------------------------------------------------------------------------


29/04
---------------------------------------------------------------------------------------------------------------------
Liuhua 11-1                   CNOOC Limited            --           100%         19,497                  11.4
---------------------------------------------------------------------------------------------------------------------


16/06
---------------------------------------------------------------------------------------------------------------------
Lufeng 13-1                        JHN             Japex, New        25%          2,851                   3.1
                                                   Huanan, NWC
---------------------------------------------------------------------------------------------------------------------


17/22
---------------------------------------------------------------------------------------------------------------------
Lufeng 22-1               CNOOC Limited, Statoil    Statoil          25%           536                    1.1
---------------------------------------------------------------------------------------------------------------------


15/34
---------------------------------------------------------------------------------------------------------------------
Panyu 4-2/5-1                     Devon            Burlington        51%        31,315                   33.6
---------------------------------------------------------------------------------------------------------------------




         The following table sets forth our principal oil and gas properties under development in the Eastern South China Sea as of December 31, 2004.


                                                                                        Net proved reserves as of
                                                                           Our              December 31, 2004
Block/Field                     Operator(s)           Partner(s)         interest             (million BOE)
------------------------   ---------------------  ------------------  ---------------  ------------------------------
Liuhua 07
---------------------------------------------------------------------------------------------------------------------
Panyu 30-1                     CNOOC Limited              --                100%                   87.2
---------------------------------------------------------------------------------------------------------------------


Panyu 33
---------------------------------------------------------------------------------------------------------------------
Panyu 34-1                     CNOOC Limited              --                100%                   30.7
---------------------------------------------------------------------------------------------------------------------


Xijiang 04
---------------------------------------------------------------------------------------------------------------------
Xijiang 23-1                   CNOOC Limited              --                100%                   40.4
---------------------------------------------------------------------------------------------------------------------


16/06
---------------------------------------------------------------------------------------------------------------------
Lufeng 13-2                    CNOOC Limited              --                100%                   14.0
---------------------------------------------------------------------------------------------------------------------



         East China Sea

         The East China Sea is the least explored area of our four principal regions offshore China, and an area that we expect to become an important natural gas production base in the future. The East China Sea is approximately 339,580 square kilometers in size and is located east of Shanghai. As of December 31, 2004, we had rights to operate, independently or in conjunction with international oil and gas companies, in 47 blocks (excluding the Pinghu block) covering approximately 209,816 square kilometers of the total East China Sea. On August 19, 2003, CNOOC, Sinopec, Pecten Orient Company of the United States (a subsidiary company of Shell) and Unocal reached an agreement to explore, develop and market natural gas, oil and condensate in Xihu Trough, East China sea. Under the agreement CNOOC owned 30% of the project and accordingly, we acquired a 30% working interest in the project from CNOOC. In September 2004, Pecten Orient and Unocal exited the project and as a result, our working interest in the Xihu Trough project was increased to 50%. The project comprises three exploration and two development contract areas of the Xihu Trough covering approximately 22,000 square kilometers. The first development under the contracts will be in the Chunxiao development area, which is expected to come on stream in mid 2005. The total block area of the Xihu Trough is approximately 59,565 square kilometers. Typical water depths in this region are approximately 90 meters and the crude oil and condensate are of light gravity. As of December 31, 2004, our net proved reserves in the Xihu Trough were 17.7 million barrels of crude oil and condensate and 360.2 billion cubic feet of natural gas, totaling 77.7 million BOE and representing 3.5% of our total net proved reserves. We are the operator of the project.

         During the year ended December 31, 2004, we drilled three wildcat wells. Our production sharing contract partners drilled one wildcat well, which was successful.

         The following table sets forth the principal exploration blocks under an existing exploration license or pending exploration license for both our independent operations and our production sharing contracts in the East China Sea as of December 31, 2004. All exploration licenses expiring prior to June 8, 2005 are being renewed.



                                            Approximate                                 Exploration License
                                                                                  -----------------------------------
                                            block area                             Commencement      Expiration
Block                                         (km(2))           Partner(s)             date              date
-----------------------------------------   ---------------- -------------------  ---------------  ------------------
Independent
---------------------------------------------------------------------------------------------------------------------
Xihu Tiantai 32                                 5,400                --               07/17/01          07/17/06
---------------------------------------------------------------------------------------------------------------------
Xihu Huangyan 04                                2,848                --               08/28/01          08/28/08
---------------------------------------------------------------------------------------------------------------------
Xihu Hangzhou 26                                3,642                --               03/31/03          03/31/05
---------------------------------------------------------------------------------------------------------------------
Xihu Hangzhou 17                                4,227                --               08/28/01          08/28/08
---------------------------------------------------------------------------------------------------------------------
Xihu Zhenhai 01                                 1,536                --               08/28/01          08/28/08
---------------------------------------------------------------------------------------------------------------------
Lishui-Jiaojiang                                6,767                --               03/31/00          11/28/05
---------------------------------------------------------------------------------------------------------------------
North Yellow Sea                                6,471                --               05/25/01          05/25/06
---------------------------------------------------------------------------------------------------------------------
Fuzhou 02                                       3,064                --               05/11/01          05/11/06
---------------------------------------------------------------------------------------------------------------------
Northern Trough                                   912                --               08/30/00          08/30/05
---------------------------------------------------------------------------------------------------------------------
Taibei 27                                       7,379                --               07/09/01          07/09/06
---------------------------------------------------------------------------------------------------------------------
Jinhua 12                                       6,931                --               05/11/01          05/11/06
---------------------------------------------------------------------------------------------------------------------
Kunshan 02                                      2,628                --               05/11/01          05/11/06
---------------------------------------------------------------------------------------------------------------------
Taoyuan 07                                      6,457                --               07/09/01          07/09/06
---------------------------------------------------------------------------------------------------------------------
Jilong 25                                       5,692                --               07/09/01          07/09/06
---------------------------------------------------------------------------------------------------------------------


PSC
---------------------------------------------------------------------------------------------------------------------
32/32                                             513      Primeline Petroleum        07/11/02          07/11/04
---------------------------------------------------------------------------------------------------------------------



         During the year ended December 31, 2004, we independently acquired 4,058 kilometers of 2D seismic data in this area. We have an aggregate of approximately 115,990 kilometers and 377 square kilometers of independent 2D seismic data, respectively, in the East China Sea area. We also have access through our production sharing contract partners to approximately 48,255 kilometers and 475 square kilometers, respectively, of additional 2D and 3D seismic data in this area. Our exploration capital expenditures for the East China Sea for 2004 were US$16.6 million. We plan to drill five exploration wells in this area in 2005.

         For the year ended December 31, 2004, our net production in this region averaged 2,121 barrels per day of crude oil, condensate and natural gas liquids and 17.1 million cubic feet per day of natural gas, representing 1.3% of our total daily net production. Our development capital expenditures for the East China Sea for 2004 were US$161.2 million.

         The following table sets forth the principal oil and gas properties under production or development in the East China Sea as of December 31, 2004.


                                                                                Average net
                                                                                 production
                                                                                  for year      Net proved reserves as
                                                                     Our       2004 (BOE per    of December 31, 2004
Block/Field             Operator(s)            Partner(s)         interest          day)           (million BOE)
--------------------  --------------------- ------------------- -------------  ---------------- ---------------------
Production
---------------------------------------------------------------------------------------------------------------------
Pinghu
---------------------------------------------------------------------------------------------------------------------
   Pinghu              CNOOC Limited        Sinopec, Shanghai        30%           4,963                11.0
   Gasfield(1)                            Shenneng Corporation
---------------------------------------------------------------------------------------------------------------------
Development
---------------------------------------------------------------------------------------------------------------------
Xihu Trough
---------------------------------------------------------------------------------------------------------------------
   Canxue              CNOOC Limited             Sinopec             50%             --                  9.3
---------------------------------------------------------------------------------------------------------------------
   Duanqiao            CNOOC Limited             Sinopec             50%             --                  7.7
---------------------------------------------------------------------------------------------------------------------
   Chunxiao            CNOOC Limited             Sinopec             50%             --                 31.6
---------------------------------------------------------------------------------------------------------------------
   Tianwaitian         CNOOC Limited             Sinopec             50%             --                  5.3
---------------------------------------------------------------------------------------------------------------------
   Baoyunting          CNOOC Limited             Sinopec             50%             --                 19.2
---------------------------------------------------------------------------------------------------------------------
   Wuyunting           CNOOC Limited             Sinopec             50%             --                  4.7
---------------------------------------------------------------------------------------------------------------------



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

         In December 2004, we completed the acquisition of 5.3% interest in the upstream production and reserves located in the North West Shelf of Australia and 25% interest in the related China LNG joint venture. See "--Natural Gas Business--Overseas Activity."

         In April 2002, our wholly owned subsidiary, CNOOC Southeast Asia Limited, acquired subsidiaries in Indonesia formerly owned by Repsol YPF, S.A. These Indonesian subsidiaries together hold a portfolio of interests in oil and gas production sharing and technical assistance contracts in areas located offshore and onshore Indonesia. The main businesses of the Indonesian subsidiaries are the exploration, development and production of oil and gas offshore and onshore Indonesia. Their main assets comprise a portfolio of interests in four production sharing contracts and a technical assistance contract in that region. We estimate that our net proved reserves of the assets as of December 31, 2004 were approximately 155.5 million BOE.

         The interests owned by the Indonesian subsidiaries comprise the following assets:

         o South East Sumatra Production Sharing Contract. The Indonesian subsidiaries own a 65.5409% interest in the South East Sumatra production sharing contract. This contract area covers approximately 8,100 square kilometers located offshore Sumatra and is the largest of the assets held by the Indonesian subsidiaries. It is operated and majority-owned by us. It is also one of the largest offshore oil developments in Indonesia and has produced more than one billion barrels of oil in over 20 years of production. The concession expires in 2018.

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

         On May 3, 2004, we, through our wholly owned subsidiary CNOOC Morocco Limited, acquired from Vanco Energy Corporation a 11.25% interest in a petroleum agreement for Ras Tafelney offshore Morocco.

         At the end of 2004, we and Golden Aaron Pte. Ltd. and China Global Construction Limited formed a joint venture in Myanmar and had entered into six production sharing contracts as of June 8, 2005. We will act as the operator under these production sharing contracts.

         In early 2005, through our wholly owned subsidiary CNOOC Belgium BVBA, we acquired a 16.69% interest in MEG Energy Corp., a Canada based oil sand company, at a consideration of 150 million Canadian dollars.

         As of December 31, 2004, our net proved reserves in our overseas properties were 101.9 million barrels of crude oil and 321.4 billion cubic feet of natural gas. For 2004, net production from our overseas properties averaged 29,941 barrels per day of crude oil, condensate and natural gas liquids and 84.1 million cubic feet of natural gas, representing approximately 9.4% and 23.1%, respectively, of our total daily net production of crude oil and total daily net production of natural gas. Our interests in the production sharing contracts are held by our wholly owned subsidiaries.

         We and our partner Kodeco made one new oil and gas discovery in the West Madura PSC area within the East Java Sea of Indonesia.

         We currently conduct all of our international oil sales through China Offshore Oil (Singapore) International Pte. Ltd., our wholly owned Singapore subsidiary. In the past, this subsidiary also engaged in oil trading activities.

         The following table sets forth the principal oil and gas properties under production in our overseas interests as of December 31, 2004.



                                                                                   Average net     Net proved reserves
                                                                                 production for    as of December 31,
                                                                         Our       year 2004              2004
PSC                         Operator(s)           Partner(s)          interest   (BOE per day)       (million BOE)
------------------------- ---------------------  ------------------ ----------- ----------------- -------------------

---------------------------------------------------------------------------------------------------------------------
                                                  INPEX Sumatra           65.3%       21,918              92.3
                                                  KNOC Sumatra
                                             MC Oil & Gas Sumatra
South East Sumatra       CNOOC SES Limited   Paladin Indonesia (Sunda)
                                             Paladin UK (Southeast
                                                   Sumatra)
                                           Paladin Resources (Bahamas)
                                                CNOOC SES Limited
---------------------------------------------------------------------------------------------------------------------
                                                   CNOOC ONWJ             36.7%       13,078              37.9
                                                   INPEX Jaws
Offshore North West Java        BP            MC Oil and Gas Java
                                                  C. ITOH Energy
                                           Paladin Resources (Sunda)
                                                  BP West Java
---------------------------------------------------------------------------------------------------------------------
West Madura              Kodeco Energy              Pertamina             25.0%        1,969               4.4
                                                   CNOOC Madura
                                                   KODECO Energy
---------------------------------------------------------------------------------------------------------------------
Poleng(1)                Korea Development        CNOOC Poleng            50.0%        4,974              13.5
                                               Korea Development
---------------------------------------------------------------------------------------------------------------------
                                                   CNOOC Blora            16.7%          --                --
Blora                      Lundin Blora        Paladin Resources
                                                  Amerada Hess
                                                  Lundin Blora
---------------------------------------------------------------------------------------------------------------------
                                                  OOGC Mallaca            39.5%        2,016               7.4
                                               Mallaca Petroleum
Malacca Strait           Kondur Petroleum       Imbang Tata Alam
                                                Kondur Petroleum
---------------------------------------------------------------------------------------------------------------------



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


                                                                                     Year ended December 31,
                                                                              ------------------------------------
                                                                                  2002          2003        2004
                                                                              ------------- ------------ ---------
                                                                                  (US$)        (US$)       (US$)
Average Sales Prices of Petroleum Produced
Per Barrel of Crude Oil, Condensate and Natural Gas Liquid Sold............       24.35          28.11       35.41
Per Thousand Cubic Feet of Natural Gas Sold................................        2.98           2.87        2.75

Offshore China Average Lifting Costs per BOE Produced
Independent................................................................        3.89           4.78        5.28
Production Sharing Contracts...............................................        3.95           4.53        5.35
Offshore China Average.....................................................        3.92           4.66        5.31

Overseas Average Lifting Costs per BOE Produced
Net Entitlement............................................................        9.06           9.27       10.72



         Drilling and Productive Wells

         The following table sets forth our exploratory and productive wells drilled offshore China as of December 31, 2004 by independent and production sharing contract operations in each of our operating areas. It includes exploratory and productive wells drilled offshore China prior to our inception in 1982.


                                                                   As of December 31, 2004
                                          --------------------------------------------------------------------------
                                                                      Western       Eastern
                                                                    South China   South China   East
                                             Total     Bohai Bay        Sea           Sea       China Sea  Overseas
                                          ----------  ------------ ------------- ------------ ----------- ----------
Independent
Net Exploratory Wells...................      494         297         161             20          16           --
Net Productive Wells....................      490.4       382          78             25           5.4         --
Crude Oil...............................      463.7       370          66             25           2.7         --
Natural Gas.............................       26.7        12          12             --           2.7         --

Production Sharing Contracts
Net Exploratory Wells...................       14          --          --              0.5         2.6         10.9
Net Productive Wells....................    1,074.4       203.3        20             75           --         776.1
Crude Oil...............................      821.7       203.3        14.4           74           --           530
Natural Gas.............................      252.7        --           5.6            1           --         246.1

Totals
Net Exploratory Wells...................      508         297         161             20.5        18.6         10.9
Net Productive Wells....................    1,564.8       585.3        98            100           5.4        776.1
Crude Oil...............................    1,285.4       573.3        80.4           99           2.7          530
Natural Gas.............................      279.4        12          17.6            1           2.7        246.1




         Drilling Activity

         The following tables set forth our net exploratory and development wells broken down by independent and production sharing contract operations in each of our operating areas for the years ended December 31, 2004, 2003 and 2002.


                                                                      Year ended December 31, 2004
                                                     --------------------------------------------------------------
                                                                        Western    Eastern
                                                              Bohai     South      South      East
                                                     Total      Bay     China Sea  China Sea  China Sea   Overseas
                                                     ------  --------  ---------- ----------- ---------- ----------
Independent
Net Exploratory Wells Drilled..................       36        19         8            6          3          --
   Successful..................................       21        14         3            4         --          --
   Dry.........................................       15         5         5            2          3          --
Net Development Wells Drilled..................       40        34         4            2          2          --
   Successful..................................       40        34         4            2          2          --
   Dry.........................................       --        --        --           --         --          --

Production Sharing Contracts
Net Exploratory Wells Drilled..................        4.6      --        --           --         0.6          4
   Successful..................................        3.3      --        --           --         0.3          3
   Dry.........................................        1.3      --        --           --         0.3          1
Net Development Wells Drilled..................       73        62        --           11         --          --
   Successful..................................       73        62        --           11         --          --
   Dry.........................................        --       --        --           --         --          --



                                                                      Year ended December 31, 2003
                                                     --------------------------------------------------------------
                                                                        Western    Eastern
                                                              Bohai     South      South      East
                                                     Total      Bay     China Sea  China Sea  China Sea   Overseas
                                                     ------- --------- ----------- ---------- ----------- ---------
Independent
Net Exploratory Wells Drilled..................       28.0      16.0       5.0          7.0       --         --
   Successful..................................       14.0       6.0       3.0          5.0       --         --
   Dry.........................................       14.0      10.0       2.0          2.0       --         --
Net Development Wells Drilled..................       20.1      11.1       9.0           --       --         --
   Successful..................................       20.1      11.1       9.0           --       --         --
   Dry.........................................         --        --        --           --       --         --

Production Sharing Contracts
Net Exploratory Wells Drilled..................        3.5        --        --          0.5       --        3.0
   Successful..................................         --        --        --           --       --         --
   Dry.........................................        3.5        --        --          0.5       --        3.0
Net Development Wells Drilled..................       78.0      42.9        --          3.1       --       32.0
   Successful..................................       72.0      42.9        --          3.1       --       26.0
   Dry.........................................        6.0        --        --           --       --        6.0




                                                                      Year ended December 31, 2002
                                                    ---------------------------------------------------------------
                                                                        Western    Eastern
                                                              Bohai     South      South      East
                                                     Total      Bay     China Sea  China Sea  China Sea   Overseas
                                                    -------- --------- ---------- ---------- ----------- ----------
Independent
Net Exploratory Wells Drilled..................       41.5      15.0      20.0        5.0        1.5           --
   Successful..................................       19.0      12.0       3.0        3.0        1.0           --
   Dry.........................................       22.5       3.0      17.0        2.0        0.5           --
Net Development Wells Drilled..................       14.0       2.0      12.0         --         --           --
   Successful..................................       14.0       2.0      12.0         --         --           --
   Dry.........................................         --        --        --         --         --           --

Production Sharing Contracts
Net Exploratory Wells Drilled..................        3.1        --        --         --         --          3.1
   Successful..................................        1.9        --        --         --         --          1.9
   Dry.........................................        1.2        --        --         --         --          1.2
Net Development Wells Drilled..................       65.0      20.2       3.6        3.1         --         38.1
   Successful..................................       60.7      20.2       3.6        3.1         --         33.8
   Dry.........................................        4.3        --        --         --         --          4.3


Natural Gas Business

         Natural gas is becoming an increasingly important part of our business strategy. We intend to exploit our natural gas reserves to meet rapidly growing demand in the PRC for natural gas. In light of increasing demand for natural gas in the PRC, we have made strategic investments in liquefied natural gas projects outside the PRC and may continue to do so in the future.

         PRC Activity

         CNOOC, our controlling shareholder, has granted us an option to invest in liquefied natural gas projects or other natural gas related business in which CNOOC invested or proposed to invest. The terms of this option require us, if we exercise the option, to reimburse CNOOC for any contribution CNOOC has made with respect to the facility together with interest calculated at the prevailing market rate. CNOOC's major liquefied natural gas projects in the PRC include:

         Guangdong LNG Facility. CNOOC is currently engaged in a project to build China's first proposed liquefied natural gas import facility in Guangdong Province in southern China. We have not entered into any negotiations with CNOOC on the detailed terms under which we may exercise our option to acquire CNOOC's interest in this facility. CNOOC has committed to take a 33% ownership interest in the project. Other partners include Hongkong Electric Holding Company and Hong Kong & China Gas Company Limited, each committed to 3% ownership interests, and five customers of the proposed facility who have collectively committed to a 31% ownership interest. Through a competitive selection process, BP Global Investment Limited was selected as the foreign partner to take the remaining 30% interest in the project.

         The project involves the construction of a receiving terminal with capacity of 3.7 million tonnes per year and a 380-kilometer trunkline. Project construction began in the third quarter of 2003. The facility is scheduled to commence operations in 2006.

         Fujian Development. In October 2001, CNOOC signed an agreement with the Fujian provincial government on natural gas market development in Fujian Province. The agreement provides for a joint investment commitment to increase natural gas supply and gas market development in Fujian Province. Both parties are committed to sourcing gas, including liquefied natural gas, from all viable sources, including from offshore production and overseas. The parties also agreed to invest in gas-fired power plants and related infrastructure. The parties contemplate that the Tangguh LNG project in Indonesia will supply liquefied natural gas to this project. In August 2002, CNOOC announced that China's second LNG terminal would be built in Fujian by CNOOC and its partners. CNOOC owns a 60% interest in the project. Construction for the project began in the third quarter of 2003. The project is scheduled to commence operations in 2008.

         Zhejiang Development. In March 2004, CNOOC signed an agreement with Zhejiang provincial government to jointly develop China's third LNG terminal in Zhejiang. The joint development will include construction of an LNG re-gasification terminal, a gas trunkline and a gas-fired power plant. CNOOC will take a 51% interest in the project, with a Zhejiang government affiliate and a Ningbo city government affiliate taking a 29% interest and a 20% interest, respectively, in the project. Based on current plan and estimate, phase one construction of the project will be completed in 2008.

         Shandong Pipeline. In September 2001, CNOOC signed an agreement with Shandong provincial government to participate in the planning of a Shandong natural gas pipeline network for LNG imports. In July 2002, a joint venture was established to develop this natural gas pipeline network, which consists of two trunklines of 156 kilometer in aggregate and a branch trunkline of 36 kilometer. CNOOC, a Shandong government affiliate and a Hong Kong company each own 25%, 50% and 25%, respectively, of the joint venture. Natural gas from the Bohai Bay landed in Longkou of Shandong Province in October 2004. Natural gas can be further transported to other cities in Shandong Province by pipeline.

         Shanghai LNG Project. In September 2004, CNOOC signed an agreement with a Shanghai municipal government affiliate to build a liquefied natural gas import facility in Shanghai. This project involves the construction of a receiving terminal and a submarine trunkline. Based on current arrangements, CNOOC will take a 45% equity interest in the project, with the Shanghai partner taking the remaining 55% interest. Based on current plan and estimate, phase one construction of the project will be completed in 2008.

         Overseas Activity

         On January 1, 2003, we acquired BP Muturi Limited, which owned a 44.0% interest in the Muturi production sharing contract offshore Indonesia, and BP Wiriagar Limited's 42.4% interest in the Wiriagar production sharing contract offshore Indonesia for a considerations of approximately US$275 million. The Muturi production sharing contract and Wiriagar production sharing contract, together with the Berau production sharing contract, make up the Tangguh LNG project. The Tangguh LNG project is a greenfield project located offshore Indonesia and is one of the largest natural gas projects in Asia. On May 12, 2004, we completed our acquisition of an additional 20.767% interest in the Muturi production sharing contract from British Gas International Limited for a consideration of US$105.1 million. As a result, our interest in the Muturi production sharing contract increased to 64.767%.

         Our interests in these production sharing contracts represent 16.96% of the total reserves and upstream production of the Tangguh LNG project. The remaining interests in the Tangguh LNG project are held by BP Berau, BP Muturi, BP Wiriagar, MI Berau, Nippon, KG Berau, KG Wiriagar and Indonesia Natural Gas Resources Muturi. The partners in the Tangguh LNG project have applied to the Indonesia government to consolidate the three production sharing contracts and expect that BP will serve as the operator for the project.

         In connection with our acquisition of interests in the Tangguh LNG project, the partners in the Tangguh LNG project entered into a conditional 25-year supply contract to provide up to 2.6 million tonnes of liquefied natural gas per year to a liquefied natural gas terminal project in Fujian Province, China. Supply of liquefied natural gas under this supply contract is expected to begin in 2008. In May 2003, two large South Korean companies selected the Tangguh LNG project as their preferred supplier of up to 1.35 million tonnes per year of liquefied natural gas. The Tangguh LNG partners have also signed contracts to provide liquefied natural gas to North America. In addition, we entered into a repurchase agreement whereby put options and call options were granted to us and the sellers, respectively, to sell or repurchase, as the case may be, the interests in these production sharing contracts. The exercise prices of the options are determined based on the original consideration plus interest and additional investment and draw down made during the interim period. The options are exercisable if on or before December 31, 2004:

         o the LNG supply contract is terminated due to the non-satisfaction of the conditions precedent to the LNG supply contract; or

         o   the LNG supply contract is otherwise legally ineffective.

         These put options and call options have lapsed since neither of the above circumstances occurred on or before December 31, 2004.

         Given the proximity of the Tangguh LNG project to many major industrial and commercial areas, we expect the project to secure additional LNG supply contracts in the near future.

         In May 2003, we signed an agreement with the original North West Shelf project partners to acquire an aggregate interest of 5.3% in the reserves and upstream production of Australia's North West Shelf project for a consideration of US$348 million. We completed this acquisition in December 2004. Our estimated share of reserves from this project would be approximately
1.2 trillion cubic feet of natural gas. Our share of natural gas together with associated liquids is expected to be approximately 227 million BOE. Woodside Petroleum is the operator for the project.

         Pursuant to the agreement, we also acquired a 25% interest in the China LNG Joint Venture established by the six original partners to supply liquefied natural gas from the North West Shelf project to a liquefied natural gas terminal currently being developed by CNOOC, our controlling shareholder, and various partners in Guangdong Province, China. The terms of this transaction require us to pay the other partners in the North West Shelf project for gas production and processing services provided over the term of the China LNG Joint Venture. We are also required to make an upfront tariff payment of approximately US$180 million in relation to liquefied natural gas processing facilities. The partners of the project signed a 25-year LNG supply agreement in December 2004 to provide liquefied natural gas to the Guangdong liquefied natural gas terminal starting 2006.

         On October 24, 2003, we entered into an agreement with the joint venture participants of the Gorgon natural gas project in Australia based on a memorandum of understanding previously entered into with them, under which we agreed to acquire certain interest in the upstream production and reserves of the Gorgon natural gas project.

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

Segment Information

         The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:


                                                                Year ended December 31,
                                      -----------------------------------------------------------------------------
                                                2002                      2003                     2004
                                      ------------------------  -------------------------- ------------------------
                                         Rmb'000         %         Rmb'000         %         Rmb'000         %
                                      --------------  --------  --------------  ---------- ------------  ----------
Independent operations.............      10,362,062      39.3      12,049,054     29.4      16,104,429      29.2
Production sharing contracts.......      14,617,400      55.4      20,231,534     49.4      24,396,521      44.2
Trading businesses.................       2,377,469       9.0      12,398,661     30.3      18,191,353      32.9
Unallocated and elimination........        (983,116)     (3.7)     (3,728,976)    (9.1)     (3,470,240)     (6.3)
                                      --------------  --------  --------------  ---------- ------------  ----------
Total operating revenues...........      26,373,815     100.0      40,950,273    100.0      55,222,063     100.0
                                      --------------  --------  --------------  ---------- ------------  ----------


         We are mainly engaged in the exploration, development and production of crude oil and natural gas primarily offshore China. For the year ended December 31, 2004, approximately 55.1% of our total revenue was contributed by PRC customers. Our overseas activities are mainly conducted in Indonesia and Singapore.

Sales and Marketing

         Sales of Offshore Crude Oil

         We sell crude oil and natural gas to the PRC market through our wholly owned PRC subsidiary, CNOOC China Limited, and sell to the international market through our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte. Ltd., located in Singapore.

         We submit production and sales plans to the National Development and Reform Commission each year. Based on information provided by China's three crude oil producers, PetroChina, Sinopec and us, the National Development and Reform Commission compiles an overall national plan to coordinate sales. We have been allowed to determine where we sell our products, both domestically and internationally. Our sales of crude oil to the international market also require us to obtain export licenses issued by the PRC Ministry of Commerce. Historically, we have been able to obtain all required export licenses.

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

                                                                           Year ended December 31,
                                                           ------------------------------------------------------
                                                               2002                  2003                 2004
                                                           --------------  -------------------- -----------------
Sales and Marketing Volumes (benchmark)
    (mmbbls)(1)
Nanhai Light (APPI(2) Tapis(3)).....................             26.4                  20.4                 13.1
Medium Grade (Daqing OSP(4))........................             64.7                  69.6                 91.8
Heavy Crude (APPI(2) Duri(5)).......................             52.7                  60.2                 63.9

Average Realized Prices (US$/bbl)(6)
Nanhai Light........................................         US$24.79              US$30.27             US$41.24
Medium Grade........................................            25.92                 29.45                37.57
Heavy Crude.........................................            22.79                 26.56                31.78

Benchmark Prices (US$/bbl)
APPI(2) Tapis(3) ...................................         US$25.49              US$29.59             US$40.68
Daqing OSP(4) ......................................            24.95                 28.94                36.55
APPI(2) Duri(5) ....................................            21.94                 25.46                31.92
ICP(7) Cinta(8).....................................            24.08                 28.04                35.62
ICP Widuri(9).......................................            24.08                 28.05                35.65

West Texas Intermediate (US$/bbl)...................         US$26.16              US$31.07             US$41.44



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

         The international benchmark crude oil price, West Texas Intermediate, was US$43.45 per barrel as of December 31, 2004 and US$52.54 per barrel as of June 8, 2005.

         Markets and Customers

         We sell most of our crude oil production in the PRC domestic market. We also sell to customers in South Korea, Japan, the United States and Australia, as well as to crude oil traders in the spot market. For the years ended December 31, 2002, 2003 and 2004, we sold approximately 85.1%, 73.5% and 81.2%, respectively, of our crude oil in the PRC, and exported approximately 14.9%, 26.5% and 18.8%, respectively.

         Most of our crude oil production sales in the PRC domestic market are to refineries and petrochemical companies that are affiliates of Sinopec, PetroChina and CNOOC, our controlling shareholder. Sales volume to Sinopec has been high historically because most of the PRC refineries and petrochemical companies were affiliates of Sinopec. After the restructuring of the PRC petroleum industry in July 1998, some refineries and petrochemical companies were transferred to PetroChina from Sinopec. For the years ended December 31, 2002, 2003 and 2004, sales to Sinopec were approximately 44.7%, 36.8% and 38.4%, respectively, and sales to PetroChina were approximately 7.7%, 7.7% and 7.0%, respectively, of total crude oil sales in the PRC domestic market. Together these two customers accounted for approximately 52.4%, 44.5% and 45.4%, respectively, of our total crude oil sales in the PRC domestic market. For further information about our sales to CNOOC-affiliated companies, please see note 26 to our consolidated financial statements attached to this annual report.

         The following table presents, for the periods indicated, our revenues sourced in the PRC and outside the PRC:


                                                                           Year ended December 31,
                                                             -------------------------------------------------
                                                               2002                  2003                 2004
                                                             -------------  -------------------  -------------
                                                                  (Rmb in millions, except percentages)
Revenues sourced in the PRC.........................          22,781               25,416                30,453
Revenues sourced outside the PRC....................           3,593               15,534                24,769
                                                             -------------  -------------------  --------------
Total revenues......................................          26,374               40,950                55,222
                                                             =============  ===================  ==============
% of revenues sourced outside the PRC...............          13.6%                37.9%                 44.9%


         Sales Contracts

         We sign sales contracts with customers for each shipment. Sales contracts are standard form contracts containing ordinary commercial terms such as quality, quantity, price, delivery and payment. All sales are made on free-on-board terms. Our customers are required to make payments within 30 days after the shipper takes possession of the crude oil cargo at our delivery points. As of December 31, 2002, 2003 and 2004, substantially all of our account receivables were aged within six months. During the years ended December 31, 2002, 2003 and 2004, the accounts receivable turnover were approximately 32.7 days, 47.5 days and 42.3 days, respectively. Doubtful accounts provision during the years ended December 31, 2002, 2003 and 2004 were nil, Rmb 1.5 million and nil, respectively.

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

         Since 1989, the PRC government has adopted the following sliding scale of royalty payments of up to 3% of the annual gross production of natural gas:


Annual gross production                                                                                Royalty rate
---------------------------                                                                            ------------
Less than 2 billion cubic meters...........................................................              0.0%
2-3.5 billion cubic meters.................................................................              1.0%




3.5-5 billion cubic meters.................................................................              2.0%
Above 5 billion cubic meters...............................................................              3.0%


         We sell a large portion of our offshore China natural gas production to Hong Kong. The remaining offshore China natural gas production is sold to customers in mainland China. Of the 102.5 billion cubic feet of natural gas that we produced offshore China in the year ended December 31, 2004, 48.2 billion cubic feet was produced from the Yacheng 13-1 gasfield in the Western South China Sea. This field is governed by a production sharing contract we entered into with BP and Kufpec. We hold a 51% participating interest in this field. In December 1992, Castle Peak Power in Hong Kong signed a long-term gas supply contract under which it agreed to buy from the partners approximately
102.4 billion cubic feet of natural gas per year on a take-or-pay basis until 2015. Gas prices are quoted and paid in U.S. dollars. The payments are made in U.S. dollars on a monthly basis and are reconciled annually. Castle Peak Power purchased approximately 37.8% of our total offshore China natural gas production for the year ended December 31, 2004. Castle Peak Power is a 60/40 joint venture between ExxonMobil Energy Limited and CLP Power Hong Kong Limited, a public utility company in Hong Kong. We sold the remaining 62.2% of our total offshore China natural gas production in 2004 to PRC customers, including Hainan Fertilizer, Hainan Minsheng Gas, Hainan Yangpu Power, Shanghai Gas, Jingxi Chemical, Xinao Gas, Tianjin Binhai Power, Tianjin Binhai Gas and Shandong Yantai Zhongshi Gas.

         The price of gas sold to the PRC market is determined by negotiations between us and the buyers based on market conditions. Contracts typically consist of a base price with provisions for annual resets and adjustment formulas which depend on a basket of crude oil prices, inflation and various other factors.

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

Competition

         Domestic Competition

         The petroleum industry is highly competitive. We compete in the PRC and in international markets for customers as well as capital to finance our exploration, development and production activities. Our principal competitors in the PRC market are PetroChina and Sinopec.

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

         We are the dominant player in the oil and gas industry offshore China and are the only company permitted to engage in oil and gas exploration and production offshore China in cooperation with foreign parties. We may face increased competition in the future from other petroleum companies in obtaining new PRC offshore oil and gas properties, or, as a result of changes in current PRC laws or regulations permitting an expansion of existing companies' activities or new entrants into the industry.

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

         In line with the general progress of its economic reform programs, the PRC government has agreed to reduce import barriers as part of its WTO commitments. As a result of China joining the World Trade Organization as a full member on December 11, 2001, it is required to further reduce its import tariffs and other trade barriers over time, including with respect to certain categories of petroleum and crude oil. Notwithstanding China's WTO related concessions, crude and processed oil remain, for the time being, subject to restrictions on import rights and only certain designated state-owned enterprises may import crude and processed oil. Sinopec, PetroChina and several other domestic companies have received permission to import crude oil on their own. At present, foreign owned or foreign invested entities and other none-state-owned enterprises are subject to certain import quotas.

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

Production Sharing Contracts

         Offshore China

         When exploration and production operations offshore China are conducted through a production sharing contract, the operator of the oil or gas field must submit a detailed evaluation report and an overall development plan to CNOOC upon discovery of petroleum reserves. The overall development plan must also be submitted to a joint management committee established under the production sharing contract. After CNOOC confirms the overall development plan, CNOOC submits it to the National Development and Reform Commission for approval. After receiving the governmental approval, the parties to the production sharing contract may begin the commercial development of the petroleum field.

         As part of the reorganization in 1999, CNOOC transferred all of its economic interests and obligations under its then existing production sharing contracts to us and our subsidiaries. It also undertook to transfer its future production sharing contracts to us and our subsidiaries. As of December 31, 2004, we had 27 production sharing contracts.

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

         Participating Interests

         Pursuant to production sharing contracts, we have the right to take participating interests in any oil or gas field discovered in the contract area and may exercise this right after the foreign partners have made commercially viable discoveries. The foreign partners retain the remaining participating interests.

         Production Sharing Formula

         A chart illustrating the production sharing formula under our production sharing contracts is shown below.


Percentage of annual
gross production           Allocation
---------------------      -----------------------------------------------------------------------------------------
5.0%                        Production tax payable to the PRC government

0.0% -- 12.5%(1)            Royalty oil payable to the PRC government

50.0% -- 62.5%(1)           Cost recovery oil allocated according to the following priority:
                                recovery of current year operating costs by us and foreign partner(s);
                                recovery of earlier exploration costs by foreign partner(s);
                                recovery of development costs by us and foreign partner(s) based on participating interests;(3) and
                                any excess, distributed according to each partner's participating interest.(3)

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


         The first 5.0% of the annual gross production is paid to the PRC government as production tax. The PRC government is also entitled to a royalty payment equal to the next 0% to 12.5% of the annual gross production based on the following sliding scale:

Annual gross production of oil(1)                                                                  Royalty rate
-----------------------------------------------------------------------------------------       ----------------
Less than 1 million tons..................................................................             0.0%
1-1.5 million tons........................................................................             4.0%
1.5-2.0 million tons......................................................................             6.0%
2.0-3.0 million tons......................................................................             8.0%
3.0-4.0 million tons......................................................................            10.0%
Above 4 million tons......................................................................            12.5%


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

         The foreign partners have the right to either take possession of their allocable remainder oil for sale in the international market, or sell such crude oil to us for resale in the PRC market.

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

         Abandonment Costs

         Any party to our production sharing contracts must give prior written notice to the other party or parties if it plans to abandon production of the oil or gas field within the contracted area. If the other party or parties agree to abandon production from the oil or gas field, all parties pay abandonment costs in proportion to their respective percentage of participating interests in the field. If we decide not to abandon production upon notice from a foreign partner, all of such foreign partner's rights and obligations under the production sharing contract in respect of the oil or gasfield, including the responsibilities for payment of abandonment costs, terminate automatically. We bear the abandonment costs if we decide to abandon production after an initial decision to proceed with production. In 2004, we provided for dismantlement costs of approximately Rmb 201.6 million.

         Production Tax

         The PRC production tax rate on the oil and natural gas produced under production sharing contracts is currently 5%.

         Overseas

         In addition to our production sharing arrangements in the PRC, we have made production sharing arrangements in several overseas countries, including Indonesia, Australia, Morocco and Myanmar.

         We have interests in production sharing contracts and a technical assistance contract in Indonesia. Indonesian oil and gas activities are currently supervised and controlled by BP MIGAS, the executive agency for upstream oil and gas activities in Indonesia. Under current Indonesian law, BP MIGAS is the sole entity authorized to manage Indonesia's oil and gas resources on behalf of the Indonesian government and to enter into agreements with foreign and domestic companies, functions previously conducted by Pertamina.

         BP MIGAS enters into production sharing arrangements with private energy companies whereby such companies explore and develop oil and gas in specified areas in exchange for a percentage interest in the production from the fields in the applicable production sharing area. These production sharing arrangements are mainly governed by production sharing contracts, as well as by technical assistance contracts, each of which is described further below. Upon entering into a production sharing arrangement, the operator commits to spending a specified sum of capital to implement an agreed work program.

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

         o ownership of tangible assets remains with the Indonesian government; and

         o overall control lies with BP MIGAS on behalf of the Indonesian government.

         An original production sharing contract is awarded to explore for and to establish commercial hydrocarbon reserves in a specified area prior to commercial production. The contract is generally awarded for a number of years depending on the contract terms, subject to discovery of commercial quantities of oil and gas within a certain period. The term of the exploration period can generally be extended by agreement between the contractor and BP MIGAS. The contractor is generally required to relinquish specified percentages of the contract area by specified dates unless such designated areas correspond to the surface area of any field in which oil and gas has been discovered.

         BP MIGAS is typically responsible for managing all production sharing contract operations, assuming and discharging the contractor from all taxes (other than Indonesian corporate taxes, taxes on interest, dividends and royalties and others as set forth in the production sharing contract), obtaining approvals and permits needed by the project and approving the contractor's work program and budget. The responsibilities of a contractor under a production sharing contract generally include advancing necessary funds, furnishing technical aid and preparing and executing the work program and budget. In return, the contractor may freely lift, dispose of and export its share of crude oil and retain the proceeds obtained from its share.

         The contractor generally has the right to recover all finding and developing costs, as well as operating costs, in each production sharing contract against available revenues generated after deduction of first tranche production of oil and gas, or FTP. Under FTP terms, the parties are entitled to take and receive an annually agreed percentage of production from each production zone or formation each year, prior to any deduction for recovery of operating costs, investment credits and handling of production. FTP for each year is generally shared between the Indonesian government and the contractor in accordance with the standard sharing splits. The balance is available for cost recovery. Post-cost recovery, the Indonesian government is entitled to a specified profit share of crude oil production and of natural gas production. Under each production sharing arrangement, the contractor is obligated to pay Indonesian corporate taxes on its specified profit share at the Indonesian corporate tax rate in effect at the time the agreement is executed.

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

         We also have interests in production sharing contracts in Morocco and Myanmar. On May 3, 2004, we, through our wholly owned subsidiary CNOOC Morocco Limited, acquired from Vanco Energy Corporation a 11.25% interest in a petroleum agreement for Ras Tafelney offshore Morocco. At the end of 2004, we and Golden Aaron Pte. Ltd. and China Global Construction Limited formed a joint venture in Myanmar and had entered into six production sharing contracts as of June 8, 2005. We will act as the operator under these production sharing contracts.

Geophysical Survey Agreements

         Historically, we conducted our exploration operations through geophysical survey agreements with leading international oil and gas companies as well as independently and through production sharing contracts. As of December 31, 2004, we were not a party to any geophysical survey agreements, but may enter such agreements in the future.

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

         As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, including the loss of wells, blowouts, pipeline leakage or other damage, certain costs of pollution control and physical damages on certain assets. Our insurance coverage `includes oil and gas field properties and construction insurance, marine hull insurance, protection and indemnity insurance, drilling equipment insurance, marine cargo insurance and third party and comprehensive general liability insurance. We also carry business interruption insurance for Pinghu Field. In Indonesia, the operators of the production sharing contracts in which we participate are required by local law to purchase insurance policies customarily taken out by international petroleum companies. As of December 31, 2004, we paid an annual insurance premium of approximately Rmb 132 million to maintain our insurance coverage. We believe that our level of insurance is adequate and customary for the PRC petroleum industry and international practices. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs. See "Item 3--Key Information--Risk Factors--Risks relating to our business--Exploration, development and production risks and natural disasters affect our operations and could result in losses that are not covered by insurance."

         For the year ended December 31, 2004, we did not have any uninsured losses.

Research and Development

         Historically, we used research and development services provided by CNOOC's affiliates, including CNOOC Research Center, as well as other international research entities. In July 2003, we established our own research center, CNOOC (China) Limited Research Center, to undertake most of our research and development activities. During the three years ended December 31, 2002, 2003 and 2004, we paid approximately Rmb 110 million, Rmb 56 million and Rmb 8 million, respectively, to CNOOC Research Center for its provision of general research and development services.

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

         For further information regarding our agreement with CNOOC Research Center, see "Item 7--Major Shareholders and Related Party
Transactions--Related Party Transactions--Categories of Connected
Transactions--Research and development services."

Regulatory Framework

         Government Control

         The PRC government owns all of China's petroleum resources and exercises regulatory control over petroleum exploration and production activities in China. We are required to obtain various governmental approvals, including those from the Ministry of Land and Resources, the State Administration for Environmental Protection, the National Development and Reform Commission and the Ministry of Commerce before we are permitted to conduct production activities. For joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including those from:

         o the Ministry of Land and Resources, for a permit for exploration blocks, an approval of a geological reserve report submitted through CNOOC and an exploration permit for the approved blocks;

         o the Ministry of Land and Resources or the National Development and Reform Commission to designate such blocks as an area for foreign cooperation;

         o the Ministry of Commerce for the production sharing contracts between CNOOC and the foreign enterprises;

         o the State Administration for Environmental Protection for an environmental impact report submitted through CNOOC;

         o the National Development and Reform Commission for an overall development plan submitted through CNOOC; and

         o   the Ministry of Land and Resources, for an extraction permit.

         Although our sales are coordinated by the National Development and Reform Commission, historically we have been given flexibility to sell our crude oil based on the international spot price and to determine where we sell our crude oil.

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

         o a favorable 5% production tax on the crude oil and natural gas we produce both independently and under production sharing contracts, rather than the 17% rate generally applicable to the independent production of domestic petroleum companies in China; and

         o production from one of our major gasfields, Yacheng 13-1, is exempt from the PRC royalties under an approval by the State Tax Bureau in May 1989 and the 5% production tax applicable to the oil and gas produced under other production sharing contracts in accordance with an approval by the Ministry of Finance in August 1985. Our natural gas revenues from Yacheng 13-1 for the five years ended December 31, 2004 represented approximately 6.7%, 7.3%, 5.6%, 3.6% and 3.2%, respectively, of our total oil and natural gas sales in those years.

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

         Policies Applicable to International Oil and Gas Companies Operating Offshore China

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

         Environmental Regulation

         Our operations are required to comply with various applicable environmental laws and regulations, including PRC laws and regulations administered by the central and local government environmental protection bureaus for our operations in China. We are also subject to the environmental rules introduced by the local PRC governments in whose jurisdictions our onshore logistical support facilities are located. The State Administration for Environmental Protection sets national environmental protection standards and local environmental protection bureaus may set stricter local standards.

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

         For the year ended December 31, 2004, we did not experience any incident of crude oil discharge.

         The PRC environmental laws do not currently require offshore petroleum developers to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields during the years ended December 31, 2002, 2003 and 2004 of approximately Rmb 126.1 million, Rmb 167.3 million and Rmb 201.6 million, respectively.

         Environmental protection and prevention costs and expenses in connection with the operation of offshore petroleum exploitation are covered under each individual production sharing contract. Environmental protection and prevention costs and expenses represented on average approximately 4% of our annual operating costs relating to projects constructed offshore China during the three years ended December 31, 2004. Each platform has its own environmental protection and safety staff responsible for monitoring and operating the environmental protection equipment. However, no assurance can be given that the PRC government will not impose new or stricter regulations which would require additional environmental protection expenditures.

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

         o land, various buildings and structures located at Bonan Processing Plant, Jimu Island, Longgang Development Zone, Longkou city, Shandong Province.

         o land, various buildings and structures located at Dongfang 1-1 Processing Plant, Shugang Road, Dongfang City, Hainan Province.

Employees and Employee Benefits

         During the years ended December 31, 2002, 2003 and 2004, we employed 2,047 persons, 2,447 persons and 2,524 persons, respectively. Our number of employees increased in 2003 mainly due to the establishment of our research center, CNOOC (China) Limited Research Center, in July 2003. Of the 2,524 employees we employed as of December 31, 2004, approximately 69.8% were involved in petroleum exploration, development and production activities, approximately 7.3% were involved in accounts and finance work and the remainder were senior management, coordinators of production sharing contracts and safety and environmental supervisors. Workers for the operation of the oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

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

         All full-time employees in the PRC are covered by a government-regulated pension. The PRC government is responsible for the pension of these retired employees. We are required to contribute monthly approximately 9% to 22% of our employees' salaries, with each employee contributing 4% to 8% of his or her salary for retirement. The contributions vary from region to region.

         Our Indonesian subsidiaries employ approximately 900 employees, including approximately 50 expatriates. We provide benefits to expatriates that we believe to be in line with customary international practices. Our local staff in Indonesia enjoy welfare benefits mandated by Indonesia labor laws.

         For further details regarding retirement benefits, see note 30 to our consolidated financial statements attached to this annual report.

Health, Safety and Environmental Policy

         We place much importance on our health, safety and environmental, or HSE, policy. In 2002, we implemented an overall HSE management system in each of our production divisions offshore China and established an HSE policy for our overseas operations. We review the management performance of each of our production divisions every other year to improve our HSE management. The HSE policy for our operations offshore China focuses on increasing our employees' awareness of health, safety and environmental issues in the workplace. The HSE policy for our overseas operations includes setting annual safety targets, conducting year-end evaluations, creating emergency contact lists, recording incidents accurately. We regularly organize training courses and conduct environmental and safety drills. We also closely monitor weather forecasts and track hazardous weather conditions that may affect our production facilities.

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

         In 2003, we established health management systems for our offshore crew members, developed our crisis management procedures, and launched the International Association of Oil & Gas Producers (OGP) HSE management system as a commitment to the safety of our contractors.

         In 2004, we improved our crisis management procedures and further strengthened general on-site safety management as well as safety procedures for high risk activities such as those involving helicopter, diving and loading operations. We have also developed a computerized healthcare management system, which allows us to assign duties based on the health conditions of our employees in a more efficient manner.

         We seek to align our operations with international standards and have been applying for the ISO14000 environmental management qualification for our oilfields. By the end of 2004, our Qinhuangdao 32-6 oilfield and Wenchang oilfields were certified under the ISO14000 environmental management system.

         We are a member of the "National Offshore Oil Spillage Awareness Plan" organized by the State Oceanic Administration. In 2004, we continued to conduct researches and participated in discussions on issues relating to resources sharing and risk assessment in the event of oil spillage offshore China. We also continued to cooperate with the Bohai Bay Oil Spillage Awareness Center and facilitated the establishment of the oil spillage awareness organizations in the South China Sea.

         In accordance with changes to the statistical requirements of the U.S. Occupational Safety and Health Administration, or OSHA, we revised our internal documentation procedures to keep abreast with

OSHA's standard, which uses OGP reporting methods to record the differences and standards of particular incidents. We have also adopted new OSHA and incident reporting forms in order to better meet the requirements of international associations such as OGP and API. We deliver working hour statistics and incident reports to investors and API on a quarterly basis. In 2004, as the only OGP member in China, we assisted OGP in organizing its thirtieth anniversary seminar in China.

         In 2004, we recorded no major fatalities, contaminations or any safety related liabilities that exceeded US$120,000 per incident. According to our OSHA statistics, we achieved an above-average rating as compared with other major international oil companies.

Human Resources Development

         As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations. We devote significant resources to train our technical employees. During 2004, we held 641 training workshops, which were attended by 8,816 participants. To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talents in the international market. We have established an employee performance evaluation system. In 2004, we also introduced a performance-based appraisal system for our branch offices. These evaluation systems aim at linking the development objectives of the individual employees and branch offices with our overall operating targets.

         We have adopted three stock option schemes for our senior management since February 4, 2001, and granted options under each of the schemes.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

         You should read the following discussion and analysis in conjunction with our consolidated financial statements, selected historical consolidated financial data and operating and reserves data, in each case together with the accompanying notes, contained in this annual report. Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain material respects from U.S. GAAP. Note 37 to our consolidated financial statements attached to this annual report provides an explanation of our reconciliation to U.S. GAAP of net income and shareholders' equity. Certain statements set forth below constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. See "Forward-Looking Statements." On June 6, 2002, we terminated our engagement with Arthur Andersen & Co, our independent public accountants prior to such date. For a discussion of the change of accountants, see "--Change of Accountants" and "Item 3--Key Information--Risk Factors-- Risks relating to our business--You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to 2002, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen."

Overview

         We are an oil and gas company engaged in the exploration, development and production of crude oil and natural gas primarily offshore China. We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration production activities with international oil and gas companies offshore China. As of December 31, 2004, we had estimated net proved reserves of 2,230.0 million BOE, comprised of 1,455.6 million barrels of crude oil and condensate and 4,646.6 billion cubic feet of natural gas. For the year 2004, our net production averaged 319,436 barrels per day of crude oil, condensate and natural gas liquids and 364.1 million cubic feet per day of natural gas, which together totaled 382,513 BOE per day.

         Our revenues and profitability are largely determined by our production volume and the prices we realize for our crude oil and natural gas, as well as the costs of our exploration and development activities.

Although crude oil prices depend on various market factors and have been volatile historically, our production volume has increased steadily over the past few years.

         The following table sets forth our net production of crude oil, condensate and natural gas liquids and net income for the periods indicated.


                                                                       Year ended December 31,
                                                      ----------------------------------------------------------
                                                         2000         2001        2002        2003        2004
                                                      ----------   ----------  ---------  ----------  ----------
Net production of crude oil, condensate and
    natural gas liquids (BOE/day)...................    206,347      228,874    298,625      306,464     319,436
Net production of natural gas (mmcf/day)............      197.9        195.0      272.6        291.0       364.1
Net income (Rmb in millions)........................   10,296.6      7,957.6    9,232.8     11,535.5    16,185.8

         We sell 45.4% of our crude oil production in 2004 to customers affiliated with Sinopec or PetroChina in the PRC domestic market. We sell 37.8% of our natural gas production offshore China in 2004 to Castle Peak Power Company Limited under a long-term take-or-pay contract.

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

         Acquisitions and Overseas Activities

         On January 1, 2003, we acquired BP Muturi Limited, which owned a 44.0% interest in the Muturi production sharing contract offshore Indonesia, and BP Wiriagar Limited's 42.4% interest in the Wiriagar production sharing contract offshore Indonesia for a total consideration of approximately US$275 million. The Muturi production sharing contract and Wiriagar production sharing contract, together with the Berau production sharing contract, make up the Tangguh LNG project. Our interests in these production sharing contracts represented approximately 12.5% of the total reserves and upstream production of the Tangguh LNG project. On May 12, 2004, we completed our acquisition of an additional 20.767% interest in the Muturi production sharing contract from the BG Group. As a result, our interests in these production sharing contracts now represent 16.96% of the total reserves and upstream production of the Tangguh LNG project. The remaining interests are held by BP Berau, BP Muturi, BP Wiriagar, MI Berau, Nippon, BG, KG Berau, KG Wiriagar and Indonesia Natural Gas Resources Muturi. The Tangguh LNG project is a greenfield project located offshore Indonesia and represents one of the largest natural gas projects in Asia.

         In connection with our acquisition of interests in the Tangguh LNG project, the partners in the Tangguh LNG project entered into a conditional 25-year supply contract to provide up to 2.6 million tonnes of liquefied natural gas per year to a liquefied natural gas terminal project in Fujian Province, China. Supply of liquefied natural gas under this supply contract is expected to begin in 2008. In addition, we entered into a repurchase agreement whereby put options and call options are granted to us and the sellers, respectively, to sell or to repurchase the interests in the above-mentioned PSCs. The options are exercisable if:

         o the LNG supply contract is terminated due to the non-satisfaction of the conditions precedent to the LNG supply contract on or before December 31, 2004; or

         o the LNG supply contract is otherwise legally ineffective on or before December 31, 2004.

         These put options and call options have lapsed since neither of the above circumstances occurred on or before December 31, 2004.

         In July 2003, we increased our interest in Qinhuangdao 32-6, a PSC oilfield in Bohai Bay, from 51% to 75.5% by acquiring a 24.5% interest in the oilfield from BP China Exploration and Production Company for a cash consideration of US$150 million, plus working capital adjustments.

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

         In May 2003, we signed an agreement with the original North West Shelf project partners to acquire an aggregate interest of 5.3% in the upstream production and reserves of the North West Shelf project for a consideration of US$348 million, plus an upfront tariff payment relating to certain LNG processing facilities amounting to US$180 million. We also agreed to acquire a 25% interest in the China LNG joint venture established by the North West Shelf project partners to supply liquefied natural gas from the North West Shelf project to a liquefied natural gas terminal currently being developed by CNOOC, our controlling shareholder, and various partners in Guangdong Province, China. We completed the acquisition in December 2004. Our share of reserves from this project is expected to be approximately 1.2 trillion cubic feet of natural gas. Our share of natural gas together with associated liquids is expected to be approximately 210 million BOE. The partners of the project signed a 25-year LNG supply agreement in December 2004 to provide liquefied natural gas to the Guangdong liquefied natural gas terminal starting 2006. Woodside Petroleum is the operator for the project. See "Item 4--Information on the Company--Business Overview--Natural Gas Business--Overseas Activity."

         On October 24, 2003, we entered into an agreement with the joint venture participants of the Gorgon natural gas project in Australia based on a memorandum of understanding previously entered into with them, under which we agreed to acquire certain interest in the upstream production and reserves of the Gorgon natural gas project.

         On May 3, 2004, we, through our wholly owned subsidiary CNOOC Morocco Limited, acquired from Vanco Energy Corporation a 11.25% interest in a petroleum agreement for Ras Tafelney offshore Morocco.

         At the end of 2004, we and Golden Aaron Pte. Ltd. and China Global Construction Limited formed a joint venture in Myanmar and had entered into six production sharing contracts as of June 8, 2005. We will act as the operator under these production sharing contracts.

         In early 2005, through our wholly owned subsidiary CNOOC Belgium BVBA, we acquired a 16.69% interest in MEG Energy Corp., a Canada based oil sand company, at a consideration of 150 million Canadian dollars.

         Production Sharing Contracts Offshore China

         We conduct a significant amount of our offshore China oil and gas activities through production sharing contracts with international oil and gas companies. Under these production sharing contracts, our foreign partners are required to bear all exploration costs during the exploration period. The parties to the contracts may recover exploration costs after commercial discoveries are made and production begins. The amount of exploration costs recoverable is derived from a production sharing formula set forth in each contract. Our production sharing contracts provide us with the option to take participating interests in properties covered by the production sharing contracts which we may exercise after the foreign partners have made viable commercial discoveries. The foreign partners retain the remaining participating interests. We and the foreign partners fund our development and operating costs according to our respective participating interests. Based on a formula contained in the applicable contract, we are entitled to allocate specified amounts of the annual gross production of petroleum from those producing fields. See "Item 4--Information on the Company--Business Overview--Production Sharing Contracts--Offshore China--Production Sharing Formula."

         Before we exercise our option to take a participating interest in a production sharing contract, we do not account for the exploration costs incurred, as these costs were incurred by our foreign partners. After we exercise the option to take a participating interest in a production sharing contract, we account for the oil and gas properties using the "proportional method" under which we recognize our share of development costs, revenues and expenses from such operations based on our participating interest in the production sharing contracts. See note 5 to our consolidated financial statements attached to this annual report.

         The foreign partners have the right to either take possession of their petroleum for sale in the international market or sell their petroleum to us for resale in the PRC market. See "Item 4--Information on the Company--Business Overview--Production Sharing Contracts--Offshore China." For the years ended December 31, 2002, 2003 and 2004, the percentage of foreign partners' oil that was resold by us in the PRC market amounted to approximately 50%, 69% and 70%, respectively. The foreign partners sold the remaining portion of their oil in the international markets.

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

         Shanghai Petroleum and Natural Gas Company Limited, which owns the Pinghu field, in our associated company. Our 30% equity interest in this company is accounted for using the equity method, under which our proportionate share of the net income or loss of Shanghai Petroleum and Natural Gas Company Limited is included in our consolidated statements of income as a share of income or loss of the associated company.

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

         Production from Independent Operations offshore China versus Production from Production Sharing Contracts offshore China

         Historically we have cooperated with foreign partners under production sharing contracts, which have provided us with the expertise to undertake our independent operations more effectively. The percentage of our net production arising from independent operations offshore China was 53.9%, 52.7% and 49.6%, respectively, for the years ended December 31, 2002, 2003 and 2004, respectively. Although we will continue to focus on independent operations, we plan to continue seeking appropriate opportunities to cooperate with foreign partners under production sharing contracts.

         Provision for dismantlement

         Prior to 2002, we estimated future dismantlement costs for our oil and gas properties and accrued the costs over the economic lives of the assets using the unit-of-production method. We estimated future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal and external engineers after taking into consideration the anticipated method of dismantlement required in accordance with then current legislation and industry practice. In 2002, we changed the method of accounting for the provision for dismantlement in compliance with Hong Kong Statement of Standard Accounting Practice or HK SSAP 28, "Provisions, contingent liabilities and contingent assets." HK SSAP 28 requires the provision to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalized and the liability is discounted and accretion expense is recognized using the credit adjusted risk-free rate in effect when the liability is initially recognized. The dismantlement costs for the years ended December 31, 2002, 2003 and 2004 were Rmb 26.1 million, Rmb 167.3 million and Rmb 201.6 million, respectively. The accrued liability is reflected in our consolidated balance sheet under "provision for dismantlement." See note 27 to our consolidated financial statements attached to this annual report.

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

         Allowances for Doubtful Accounts

         We evaluate our accounts receivable by considering the financial condition of our customers, their past payment history and credit standing and other specific factors, including whether the accounts receivable in question are under dispute. We make provisions for accounts receivable when they are overdue for six months and we are concerned about our ability to collect them. For the years ended December 31, 2002, 2003 and 2004, allowances for doubtful accounts were not material in the context of total operating expenses and did not have a material effect on our results of operations or financial condition.

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

         The following table reconciles our net income under U.S. GAAP to our definition of EBITDE for the periods indicated.


                                                                        Year ended December 31,
                                                     ---------------------------------------------------------------
                                                       2000       2001      2002       2003       2004      2004
                                                     ---------- --------- ---------- ---------- --------- ----------
                                                        Rmb       Rmb        Rmb        Rmb       Rmb        US$
                                                                            (in millions)
Net Income......................................        10,302     7,920      9,086     11,980    16,176      1,954
  Tax ..........................................         1,926     3,048      3,482      4,628     6,931        837
  Interest and exchange gain/(loss), net........         (143)     (436)        261        178       206         25
  Depreciation, depletion and amortization......         2,573     2,558      4,011      4,634     5,446        658
  Dismantlement costs...........................           104        90        323      (270)       202         24
  Exploration expenses..........................           553     1,039      1,318        848     1,316        159
  Impairment losses related to property, plant and
     equipment..................................            --       100         --         --        --         --
                                                     ---------- --------- ---------- ---------- --------- ----------
EBITDE..........................................        15,315    14,319     18,481     21,998    30,277      3,658
                                                     ---------- --------- ---------- ---------- --------- ----------

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

         The following table reconciles our cash provided by operating activities under U.S. GAAP to our definition of EBITDE for the periods indicated.


                                                                              Year ended December 31,
                                                              --------------------------------------------------------
                                                               2000      2001     2002      2003     2004      2004
                                                              --------------------------------------------------------
                                                                Rmb      Rmb       Rmb      Rmb       Rmb      US$
                                                                                   (in millions)
Cash provided by operating activities....................      13,233    11,759   14,742    17,819    22,328     2,698
  plus/(less): movements in working capital..............         326     (583)    (141)     (275)     (975)     (118)
  plus/(less): returns on investments and servicing of
  finance................................................         317     (346)    (181)     (191)      (24)       (3)
  plus: taxation paid....................................         880     2,611    2,846     3,515     7,402       894
  plus: short-term investment income.....................          --       221      193       123        72         9
  plus/(less): recovery (provision) for doubtful debts...          58         5       --       (9)         3         0
  plus: share of profit of associates....................         218        90      176       251       344        42
  plus/(less): gain on sale/loss on disposals and
  write-off of property, plant and equipment.............       (220)     (457)    (437)      (40)     (156)      (19)
  other adjustments......................................        (50)        23       --        --        --        --
  less: amortization of discount of long-term guaranteed
  notes                                                            --        --      (6)      (11)      (16)       (2)
  plus or less: realized and unrealized holding gains
  from available-for-sale marketable securities..........          --      (43)     (10)         6        28         3
  less: recognition of stock compensation cost under U.S.          --        --     (19)      (38)      (47)       (6)
  GAAP
  plus: exploration expenses.............................         553     1,039    1,318       848     1,316       159
                                                              --------------------------------------------------------
EBITDE...................................................      15,315    14,319   18,481    21,998    30,277     3,658
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

         Oil and Gas Properties, Land and Buildings

         For oil and gas properties, we have adopted the successful efforts method of accounting. As a result, we capitalize initial acquisition costs of oil and gas properties and recognize impairment of initial acquisition costs based on exploratory experience and management judgment. Upon discovery of commercial reserves, we transfer acquisition costs to proved properties and capitalize the costs of drilling and equipping successful exploratory wells, all development costs, and the borrowing costs arising from borrowings used to finance the development of oil and gas properties before they are substantially ready for production. We treat the costs of unsuccessful exploratory wells and all other related exploration costs as expenses when incurred. We amortize capitalized acquisition costs of proved properties by the unit-of-production method on a property-by-property basis based on the total estimated units of proved reserves. We estimate future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practices. The associated cost is capitalized and the liability is discounted and an accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability is initially recognized.

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

Results of Operations

         Overview

         The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:


                                                                     Year ended December 31,
                                                -----------------------------------------------------------------
                                                      2002                      2003                    2004
                                                --------------------  ----------------------  -------------------
                                                (Rmb in millions, except percentages, production data and prices)
Revenues:
Oil and gas sales: (1)
   Crude oil...........................            21,498       81.5%      25,792      63.0%      34,081       61.7%
   Natural gas.........................             2,281        8.7        2,325       5.7        2,805        5.1%
                                                ---------   ---------   ---------  ---------   ---------   ---------
   Total oil and gas sales.............            23,779       90.2%      28,117      68.7%      36,886       66.8%

Marketing revenues.....................             2,377        9.0%      12,398      30.3%      18,191       32.9%
Other income...........................               217        0.8          435       1.1          145        0.3
                                                ---------   ---------   ---------  ---------   ---------   ---------
   Total revenues......................            26,374      100.0%      40,950     100.0%      55,222      100.0%
                                                =========   =========   =========  =========   =========   =========

Net production (million BOE):
Crude oil..............................             109.0       86.2%       111.9      85.9%       116.9       83.5%
Natural gas............................              17.5       13.8         18.3      14.1         23.1       16.5
                                                ---------   ---------   ---------  ---------   ---------   ---------
   Total net production................             126.5      100.0%       130.2     100.0%       140.0      100.0%
                                                =========   =========   =========  =========   =========   =========
Average net realized prices:
   Crude oil (per bbl).................          US$24.35                US$28.11               US$35.41
   Natural Gas (per mcf)...............              2.98                    2.87                   2.75

---------
(1) These figures do not include our revenues from the Pinghu gasfield.

     The following table sets forth, for the periods indicated, certain income and expense items in our consolidated income statements as a percentage of total revenues:


                                                                              Year ended December 31,
                                                                    ------------------------------------------
                                                                       2002            2003             2004
                                                                    ----------      ----------      ----------
Operating Revenues:
     Oil and gas sales.......................................            90.2%           68.7%           66.8%
     Marketing revenues......................................             9.0            30.2            32.9
     Other income............................................             0.8             1.1             0.3
                                                                    ----------      ----------      ----------
         Total revenues......................................           100.0%          100.0%          100.0%
                                                                    ==========      ==========      ==========
Expenses:
     Operating expenses......................................           (14.3)%         (11.0)%          (9.2)%




     Production taxes........................................            (3.9)           (3.0)           (3.1)
     Exploration costs.......................................            (5.0)           (2.1)           (2.4)
     Depreciation, depletion and amortization................           (15.2)          (11.3)           (9.9)
     Dismantlement ..........................................            (0.5)           (0.7)           (0.4)
     Crude oil and product purchases.........................            (8.8)          (30.0)          (32.5)
     Selling and administrative expenses.....................            (3.8)           (3.1)           (1.9)
     Other...................................................            (0.1)           (0.9)           (0.1)
                                                                    ----------      ----------      ----------
                                                                        (51.6)%         (61.7)%         (59.5)%
                                                                    ----------      ----------      ----------

Interest income..............................................             0.5%            0.4%            0.4%
Interest expenses............................................            (1.1)           (0.9)           (0.8)
Exchange gain (loss), net....................................            (0.4)           (0.0)            0.1
Short term investment income.................................             0.7             0.3             0.1
Share of profit of an associate..............................             0.6             0.5             0.6
Non-operating profit (loss), net.............................            (0.3)            0.8             0.9
                                                                    ----------      ----------      ----------
Income before tax............................................            48.4            39.5            41.9
Tax..........................................................           (13.4)          (11.3)          (12.6)
                                                                    ----------      ----------      ----------
Net income...................................................            35.0%           28.2%           29.3%
                                                                    ==========      ==========      ==========

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

         Our share of the oil and gas sales of our associated company is not included in our revenues, but our share of the profit or loss of our associated company is included in our consolidated statements of income under "share of profit of associates."

         Indonesia

         The oil and gas sales from our subsidiaries in Indonesia consist of our participating interest in the properties covered under the relevant production sharing contracts, less adjustments for share oil payable under our Indonesian production sharing contracts and for a domestic market obligation under which the contractor must sell a specified percentage of its crude oil to the local Indonesian market at a reduced price.

         2004 versus 2003

         Consolidated Net Profit

         Our consolidated net income after tax was Rmb 16,185.8 million (US$1,955.6 million) in 2004, an increase of Rmb 4,650.3 million (US$561.9 million), or 40.3%, from Rmb 11,535.5 million in 2003.

         Revenue

         Our oil and gas sales for the year 2004 were Rmb 36,886.0 million (US$4,456.7 million), an increase of Rmb 8,769.2 million (US$1,059.5 million), or 31.2%, from Rmb 28,116.8 million in 2003. The increase primarily reflects the rise in global crude oil prices and our higher production level. Our sales of crude oil and natural gas in 2004 increased by 5% and 26%, respectively, as compared to 2003. The average realized price for our crude oil was US$35.41 per barrel in 2004, an increase of US$7.3, or 26.0% from US$28.11 per barrel in 2003. The average realized price of natural gas was US$2.75 per thousand cubic feet in 2004, a decrease of US$0.12, or 4.2%, from US$2.87 per thousand cubic feet in 2003. The decrease was due to the increased weighting of production of low-priced gasfields.

         In 2004, our net marketing profit, which were derived from marketing revenue less purchase cost of crude oil and oil products, were Rmb 227.9 million (US$27.5 million), an increase of Rmb 124.5 million (US$15.0 million), or 120.3%, from Rmb 103.4 million in 2003. Since we are one of the three companies that have the right to sell crude oil in China, upon request by our production sharing contract partners, we may purchase the oil of these partners for sale in China. However, the amount of oil we may purchase and sell in China depends on our foreign partners and, therefore, we cannot control the amount of crude oil that we are able to sell for any specific period. In 2004, our marketing profit from our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., was Rmb 71.3 million (US$8.6 million), an increase of 36.1% from Rmb 52.4 million in 2003.

         Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2004, the total other income was Rmb 98.8 million (US$11.9 million), an increase of Rmb 14.3 million (US$1.7 million) from Rmb 84.5 million in 2003.

         Expenses

         Operating expenses. Our operating expenses were Rmb 5,070.3 million (US$612.6 million) in 2004, an increase of Rmb 557.5 million (US$67.4 million), or 12.4%, from Rmb 4,512.8 million in 2003. The increase primarily resulted from the increased operating expenses in connection with the commencement of operations in new properties. Operating expenses were Rmb 36.7 (US$4.4) per BOE in 2004, an increase of 4.2% from Rmb 35.2 (US$4.3) per BOE in 2003. Operating expenses offshore China in 2004 were Rmb 29.9 (US$3.6) per BOE, an increase of 10.7% from Rmb 27.0 (US$3.3) per BOE in 2003. Operating expenses offshore Indonesia were Rmb 88.7 (US$10.7) per BOE, an increase of 15.6% from Rmb 76.7 (US$9.3) per BOE in 2003. The increases were primarily due to the high international crude oil prices and an increase in operating expenses per barrel for our Indonesian oilfields due to their lower production volume based on our profit sharing model. Based on working interest production, operating expenses offshore Indonesia in 2004 were Rmb 42.0 (US$5.1) per BOE, which were in line with the operating expenses offshore Indonesia in the previous year.

         Production taxes. Our production taxes for the year 2004 were Rmb 1,725.7 million (US$208.5 million), an increase of Rmb 487.1 million, or 39.3%, (US$58.9 million) from Rmb 1,238.6 million in 2003. The increase was primarily due to increase in oil and gas sales in 2004.

         Exploration costs. Our exploration costs for the year 2004 were Rmb 1,316.2 million (US$159.0 million), an increase of Rmb 468.1 million (US$56.6 million), or 55.2%, from Rmb 848.1 million in 2003. The increase was primarily due to a significant increase in exploration activities. In 2004, some successful exploration wells were written off because we did not expect to develop these wells within the next couple years. The write-off amount was Rmb
155.8 million (US$18.8 million).

         Depreciation, depletion and amortization expenses. Our depreciation, depletion and amortization expenses for 2004 were Rmb 5,455.1 million (US$659.1 million), an increase of Rmb 812.3 million (US$98.1 million), or 17.5%, from Rmb 4,642.8 million in 2003. On a unit of production basis, depreciation, depletion and amortization expenses for the year 2004 were Rmb
39.5 (US$4.8) per BOE, an increase of 9.2% compared to Rmb 36.2 per BOE in 2003. The primary reason for the increase was the higher amortization costs for the oilfields that commenced operations in 2004 and the lower production level of the Indonesian oilfields. Based on our profit sharing model, our production level of our Indonesian oilfields is directly affected by oil price fluctuation.

         Dismantlement costs. Our dismantlement costs for the year 2004 were Rmb 201.6 million (US$24.4 million), an increase of Rmb 34.3 million (US$4.1 million), or 20.5%, from Rmb 167.3 million in 2003. The increase was primarily due to the increased dismantlement costs resulting from the commencement of production at new oil and gas properties. On a unit production basis, our dismantlement costs were Rmb 1.5 (US$0.2) per BOE, an increase of 15.3% compared to Rmb 1.3 per BOE in 2003.

         Selling and administrative expenses. Our selling and administrative expenses for the year 2004 were Rmb 1,057.7 million (US$127.8 million), a decrease of Rmb 154.8 million (US$18.7 million), or 12.8%, from Rmb 1,212.5 million in 2003. The primary reason for the decrease was a decrease in labor costs resulting from the direct charge of some labor costs to specific projects and the replacement of some foreign employees that received higher salaries with local employees. On a unit of production basis, selling and administrative expenses were Rmb 7.6 (US$0.9) per BOE in 2004, a decrease of 19.1% from Rmb 9.4 per BOE in 2003. Our selling and administrative expenses in China in 2004 were Rmb 5.5 (US$0.7) per BOE, a decrease of 17.5% from 2003.

         Net interest expenses/income

         Our net interest expense for 2004 was Rmb 235.0 million (US$28.4 million), an increase of Rmb 63.6 million (US$7.7 million), or 37.1%, from Rmb
171.4 million in 2003. The increase was primarily due to the interest expenses on our US$500 million bonds issued in 2003. Rmb 94.8 million (US$11.5 million) of the increase in interest expense was attributable to our long term guaranteed notes.

         Exchange Gain/Loss, net

         Our net exchange gain for 2004 was Rmb 29.3 million (US$3.5 million), compared with a net exchange loss of Rmb 6.7 million in 2003. The exchange gain in 2004 was mainly attributable to our foreign currency swaps for our yen-denominated loans.

         Short Term Investment Income

         Our short term investment income for 2004 was Rmb 72.4 million (US$8.7 million), a decrease of Rmb 51.1 million (US$6.2 million), or 41.4%, from Rmb 123.5 million in 2003. The decrease was primarily due to the structural change to our investment portfolio, where we disposed of some of our investment in corporate bonds and reinvested the proceeds in market funds.

         Share of Profit of Associates

         Our share of profit of associates for the year 2004 was Rmb 344.5 million (US$41.6 million), an increase of Rmb 124.2 million (US$15.0 million), or 56.4%, from Rmb 220.3 million in 2003. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited resulting primarily from increases in production and oil prices and our share of profit generated by CNOOC Finance Corporation Limited.

         Non-operating Income/Expenses, Net

         Our net non-operating income for the year 2004 was Rmb 519.2 million (US$62.7 million), compared to non-operating income of Rmb 315 million for the year 2003. In 2004, the net non-operating income was mainly due to the tax refund from re-investment in China.

         Tax

         Our taxation for the year 2004 was Rmb 6,930.8 million (US$837.4 million), an increase of Rmb 2,303.0 million (US$278.3 million), or 49.8%, from Rmb 4,627.8 million in 2003. The primary reason for the increase was the increase in profit before tax. In 2003, we received Rmb 252.0 million tax rebate for using domestic equipment. The effective tax rate for 2004 was 30.3%, as compared with the effective rate of 28.6% in 2003.

         2003 versus 2002

         Consolidated Net Profit

         Our consolidated net income after tax was Rmb 11,535.5 million in 2003, an increase of Rmb 2,302.7 million, or 24.9%, from Rmb 9,232.8 million in 2002.

         Revenue

         Our oil and gas sales for the year 2003 were Rmb 28,116.8 million, an increase of Rmb 4,337.5 million, or 18.2%, from Rmb 23,779.3 million in 2002. The increase primarily reflects the rise in global crude oil prices and our production level. In 2003, as a result of the commencement of production in our new oil and gas properties as well as our successful acquisition of a portion of interests in Liuhua 11-1 and Qinhuangdao 32-6, our production volume increased compared to 2002. The average net production volume per day was 356,729 barrels in 2003, compared to 346,639 barrels in 2002, an increase of 3%. In 2003, with the higher-than-expected oil price, our Indonesian oil and gas operations had a lower-than-expected net production volume based on the Indonesian oil production sharing contract, which affected the production volume growth. Our crude oil sales prices are determined in accordance with international crude oil prices. The international oil price in 2003 rose sharply compared with 2002. The average realized price for our crude oil was US$28.11 per barrel in 2003, an increase of US$3.76, or 15.4% from US$24.35 per barrel in 2002. The average realized price of natural gas was US$2.87 per thousand cubic feet in 2003, a decrease of US$0.11, or 3.7%, from US$2.98 per thousand cubic feet in 2002. The decrease was due to the lower natural gas price of our Indonesian properties and the Dongfang gasfield.

         In 2003, our net marketing profit, which were derived from marketing revenue less purchase cost of crude oil and oil products, were Rmb 103.4 million, an increase of Rmb 52.3 million, or 102.3%, from Rmb 51.1 million in 2002. Since we are one of the three companies that have the right to sell crude oil in China, upon request by our production sharing contract partners, we may purchase the oil of these partners for sale in China. However, the amount of oil we may sell in China depends on our foreign partners and, therefore, we cannot control the amount of crude oil that we are able to sell for any specific period.

         Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2003, the total other income was Rmb 84.5 million, a decrease of Rmb 101.7 million from Rmb 186.2 million in 2002, resulting primarily from the decrease in project management fees.

         Expenses

         Operating expenses. Our operating expenses were Rmb 4,512.8 million in 2003, an increase of Rmb 737.5 million, or 19.5%, from Rmb 3,775.3 million in 2002. The increase primarily resulted from operating expenses in connection with the Indonesian oil and gas properties, which were based on a full year's consolidated accounts as compared to the nine months contributions in 2002, and the commencement of operations in new properties. Operating expenses were Rmb 35.1 per BOE in 2003, which were higher than operating expenses of Rmb
30.3 per BOE in 2002. The increase was, on the one hand, attributable to the higher operating expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the higher-than-expected oil price and lower net production, and its increased weighting in us on an annual production basis. On the other hand, the natural diminishing in old oilfield production and the higher maintenance cost also resulted in the slight increase in unit cost.

         Production taxes. Our production taxes for the year 2003 were Rmb 1,238.6 million, an increase of Rmb 215.6 million, or 21.1%, from Rmb 1,023.0 million in 2002. The increase was due to increase in oil and gas sales in 2003.

         Exploration costs. Our exploration costs for the year 2003 were Rmb
848.1 million, a decrease of Rmb 470.2 million, or 35.7%, from Rmb 1,318.3 million in 2002. The decrease primarily resulted from a higher successful rate of exploration and drilling activities.

         Depreciation, depletion and amortization expenses. Our depreciation, depletion and amortization expenses for 2003 were Rmb 4,642.8 million, an increase of Rmb 623.3 million, or 15.5%, from Rmb 4,019.5 million in 2002. On a unit of production basis, depreciation, depletion and amortization expenses for the year 2003 were Rmb 36.2 per BOE, an increase of 12.0% compared to Rmb
32.3 per BOE in 2002. The primary reason for the increase was the higher weighting for Indonesian oil and gas properties, which had a higher amortization cost, and the increase in amortization cost resulted from the reserve adjustment of some old fields.

         Dismantlement costs. Our dismantlement costs for the year 2003 were Rmb 167.3 million, an increase of Rmb 41.2 million, or 32.7%, from Rmb 126.1 million in 2002. The increase was primarily due to the increased dismantlement costs resulting from the commencement of production at new oil and gas properties. On a unit production basis, our dismantlement costs were Rmb 1.3 per BOE, an increase of 30.0% compared to Rmb 1.0 per BOE in 2002. The increase was primarily due to an upward revision of the estimated dismantlement costs and the increase in dismantlement costs resulting from the reserve adjustment of some old fields.

         Selling and administrative expenses. Our selling and administrative expenses for the year 2003 were Rmb 1,212.5 million, an increase of Rmb 206.0 million, or 20.5%, from Rmb 1,006.5 million in 2002. The primary reason for the increase was the selling and administrative expenses incurred in connection with the Indonesian oil and gas properties. On a unit of production basis, selling and administrative expenses were Rmb 9.4 per BOE in 2003, an increase of 16.0% from Rmb 8.1 per BOE in 2002. The increase was primarily attributable to the higher selling and administrative expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the higher-than-expected oil price and lower net production, and its increased weighting in us on an annual production basis. Our selling and administrative expenses in China in 2003 were Rmb 6.6 per BOE, in line with the previous year.

         Net interest expenses/income

         Our net interest expense for 2003 was Rmb 171.4 million, in line with the net interest expense of Rmb 146.9 million in 2002.

         Exchange Gain/Loss, net

         Our exchange loss for 2003 was Rmb 6.7 million, a decrease of Rmb
107.1 million when compared with an exchange loss of Rmb 113.8 million in 2002. The loss in 2002 was mainly attributable to exchange rate fluctuations related to our yen-denominated loans. Since we have prepaid a large portion of yen-denominated loans on December 27, 2002, and the outstanding amount of our yen-denominated loans is hedged using foreign currency swaps, we do not expect similar exchange gains or losses for that portion. Therefore, the exchange gain or loss this year was primarily attributable to the exchange gain generated from day-to-day operating activities.

         Short Term Investment Income

         Our short term investment income for 2003 was Rmb 123.5 million, a decrease of Rmb 69.8 million or 36.1% from Rmb 193.3 million in 2002. The decrease was primarily due to a decline in short term investment return in 2003.

         Share of Profit of an Associate

         Our share of profit of an associate for the year 2003 was Rmb 220.3 million, an increase of Rmb 54.9 million, or 33.2%, from Rmb 165.4 million in 2002. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited. This company experienced an increase of profit in 2003 resulting from increases in production and oil prices.

         Non-operating Income/Expenses, Net

         Our net non-operating income for the year 2003 was Rmb 315.0 million, compared to non-operating expense for the year 2002 of Rmb 71.4 million. In 2003, the net non-operating income was mainly due to the tax refund from re-investment.

         Tax

         Our taxation for the year 2003 was Rmb 4,627.8 million, an increase of Rmb 1,086.4 million, or 30.7%, from Rmb 3,541.4 million in 2002. The primary reason for the increase was the increase in profit before tax. The effective tax rate for 2003 was 28.6%, slightly higher than the effective rate of 27.7% in 2002.

B.       LIQUIDITY AND CAPITAL RESOURCES

         The following table summarizes our cash flows for the periods presented:


                                                                          Year ended December 31,
                                                                ------------------------------------------
                                                                   2002             2003            2004
                                                                ---------        ---------        --------
                                                                             (Rmb in millions)
Cash provided by (used for):
     Operating activities.....................................    14,742           17,819          22,328
     Investing activities.....................................    11,724)          (9,513)        (24,607)
     Financing activities.....................................    (1,573)          (1,745)          1,970
                                                                ---------        ---------        --------
Net increase/(decrease) in cash and cash equivalents..........     1,445            6,561            (309)
                                                                =========        =========        ========

         Cash Provided by Operations

         Cash provided by operations in 2004 amounted to Rmb 22,327.9 million (US$2,697.7 million), an increase of Rmb 4,509.1 million (US$544.8 million), or 25.3%, from Rmb 17,818.7 million in 2003. In addition to an increase in profit before tax of Rmb 6,953.3 million (US$840.1 million), the increase in cash provided by operations was also due in part to an increase in depreciation, depletion and amortization expenses of Rmb 812.3 million (US$98.1 million), an increase in dismantlement costs of Rmb 34.3 million (US$4.1 million), and an increase in loss on disposal of fixed assets and write-off of exploration properties totaling Rmb 116.1 million (US$14.0 million).

         The increase was partially offset by a net increase in income taxes of Rmb 3,887.5 million (US$469.7 million), an increase in our share of income of associated companies of Rmb 124.2 million (US$15.0 million), an increase in net interest expenses of Rmb 63.6 million (US$7.7 million), an increase in net exchange gain of Rmb 36.0 million (US$ 4.3 million), the provision for inventory obsolescence of Rmb 11.5 million (US$1.4 million), and a decrease in gains in short term investment and others of Rmb 55.0 million (US$ 6.6 million).

         In addition, operating cash flows increased in 2004 due to decreases in current liabilities from operating activities of Rmb 332.1 million (US$40.1 million) and in current assets excluding cash and bank balances of Rmb 1,031.7 million (US$124.7 million). See note 31 to our consolidated financial statements attached to this annual report.

         Cash provided by operations in 2003 amounted to Rmb 17,818.7 million, an increase of Rmb 3,076.7 million, or 20.9%, from Rmb 14,742.0 million in 2002. In addition to an increase in profit before tax of Rmb 3,389.1 million, the increase in cash provided by operations was also due in part to adjustments related to an increase in depreciation, depletion and amortization expenses of Rmb 623.2 million, an increase in dismantlement costs of Rmb 41.2 million, provision of inventory obsolescence of Rmb 8.7 million, a decrease in return on short-term investments and amortization of a discount for long-term guaranteed notes of Rmb 75.0 million, and an increase in net interest of Rmb
24.4 million.

         The increase was partially offset by a net increase in income taxes of Rmb 668.6 million, the growth in our share of income of associated companies of Rmb 54.9 million, a decrease in exchange loss of Rmb 107.1 million, and a decrease in loss on disposal and write-off of property, plant and equipment of Rmb 398.0 million.

         In addition, operating cash flows increased in 2003 due to an increase in current liabilities from operating activities of Rmb 935.0 million, and a simultaneous decrease in current assets excluding cash and bank balances of Rmb 800.7 million. See note 31 to our consolidated financial statements attached to this annual report.

         Capital Expenditures and Investments

         In line with our use of the successful efforts method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures for oil and gas properties. Total capital expenditures were Rmb 18,622.0 million (US$2,250.0 million) in 2004, an increase of Rmb 6,249.5 million (US$755.1 million), or 50.5%, from Rmb 12,372.5 million in 2003. The capital expenditure in 2004 included Rmb 783.5 million (US$94.7 million) for capitalized exploration activities, Rmb 12,059.4 million (US$1,457.1 million) for development activities, and Rmb 5,779.1 million (US$698.2 million) for acquiring the Tangguh LNG project, the North West Shelf project and other oil and gas properties. Our development expenditures in 2004 related principally to the development of Bozhong 25-1/25-1S, Luda, Bonan and Caofeidian oil and gas fields. In addition, cash outflow in 2004 was in part attributable to an increase in time deposits with maturities over three months of Rmb 6,280 million (US$758.8 million), which was partially offset by cash inflow from net disposal of short-term investment of Rmb 294.8 million (US$35.6 million).

         Total capital expenditures were Rmb 12,372.5 million in 2003, an increase of Rmb 805.6 million, or 7.3%, from Rmb 11,566.9 million in 2002. The capital expenditure in 2003 included Rmb 524.0 million for capitalized exploration activities, Rmb 7,747.6 million for development activities, and Rmb 4,100.9 million for acquiring the Tangguh LNG project, Qinhuangdao 32-6 and Liuhua 11-1 rights. Our development expenditures in 2003 related principally to the development of Bozhong 25-1, Bonan, Weizhou 12-1 North, Dongfang 1-1, CFD11-1, Panyu 4-2/5-1 and Huizhou 19-2/19-3.

         Our total capital expenditures for general exploration and development activities for 2004 were approximately US$1,686.4 million. For the year 2005, we have budgeted approximately US$2.1 billion for capital expenditures, approximately US$220.9 million of which is budgeted for general exploration activities offshore China, approximately US$1,624.1 million of which is budgeted for development activities offshore China and approximately US$207.5 million of which is budgeted for our exploration and development activities overseas.

         The following table sets forth actual or budgeted capital expenditures on an accrual basis for our key operating areas for the periods indicated.


                                                   Year ended December 31,
                                                -------------------------
                                                 2004(1)          2005(2)
                                                --------          -------
Operating Area:                                       (US$ in millions)
Bohai Bay
     Development..............................     762.2            804.5
     Exploration..............................      74.4             79.9
Western South China Sea
     Development..............................      91.5            225.7
     Exploration..............................      68.9             45.4
East China Sea
     Development..............................     161.2             86.3
     Exploration..............................      16.9             19.5
East South China Sea
     Development..............................     358.6            507.6
     Exploration..............................      52.5             62.2
Other Offshore China
     Development..............................       --              21.7
     Exploration..............................       5.6             27.9
Overseas
     Development..............................      78.0            207.5
     Exploration..............................      16.6             43.6
                                                --------          -------
         Total................................   1,686.4          2,131.8
                                                ========          =======

---------
(1) Figures for 2004 represent our actual spending for capital expenditure purposes.
(2)  Figures for 2005 represent our budgeted capital expenditures.

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

         Financing Activities

         In December 2004, through our wholly owned finance subsidiary, CNOOC Finance (2004) Limited, we issued US$1 billion zero coupon guaranteed convertible bonds due 2009. The bonds are guaranteed by us and convertible to our shares at the holders' choice at an initial conversion price of HK$6.075 per share between January 15, 2005 and November 15, 2009. On June 7, 2005, the conversion price of was adjusted to HK$5.97 per share pursuant to the terms of the convertible bonds as a result of our distribution of a final dividend and a special final dividend for the year ended December 31, 2004. Unless previously converted, redeemed or purchased and cancelled, the bonds will be redeemed at 105.114% of their principal amount on December 15, 2009.

         We had net cash inflows from financing activities of Rmb 1,970.5 million (US$238.1 million) in 2004, primarily attributable to the convertible bond issuance which generated cash inflow of approximately Rmb 8,154.1 million (US$985.2 million). The cash inflows were partially offset by our repayment of Rmb 21.1 million (US$2.5 million) in bank loans, dividend distributions of Rmb 6,101.4 million (US$737.2 million) and a cash outflow of Rmb 61.2 million (US$7.4 million) resulting from our share repurchases in 2004.

         We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt outstanding as of December 31, 2004. As of the date this annual report is filed, we have not incurred any material long-term debt since December 31, 2004.


                                                                   Debt maturities (principal only)
                                                  ----------------------------------------------------------
                                                          Original currency
                                                  -------------------------------   Total Rmb     Total US$
Due by December 31,                                  US$        JPY        Rmb     equivalents   equivalents
                                                  ---------  ---------  ---------  -----------   -----------
                                                                 (in millions, except percentages)
2005.........................................         --        271.5      --           24.3            2.9
2006-2008....................................        100.0      542.9      --          865.2          104.5
2009-2010....................................        983.1         --      --        8,156.4          985.5
2011 and beyond..............................        981.1         --      --        8,157.2          985.6
     Total...................................      2,064.2      814.4      --       17,203.1        2,078.5
Percentage of total debt.....................         99.3%       0.7%     --          100.0%         100.0%

         As of June 8, 2005, we had a total U.S. dollar debt of US$2,064.2 million and a total foreign currency debt of US$2,078.5 million.

         We had net cash outflows from financing activities of Rmb 1,744.9 million in 2003, resulting primarily from our repayment of Rmb 336.9 million in bank loans, dividend distributions of Rmb 5,403.7 million. This cash outflow was offset by cash inflow of Rmb 3,995.8 million resulting from our May 2003 offering of US$200 million in 4.125% guaranteed notes due 2013 and US$300 million in 5.5% guaranteed notes due 2033.

         After we became a separate entity in October 1999, we paid a dividend of Rmb 1,045.4 million in 1999 and declared and paid a final dividend of Rmb 6,426.4 million in 2000. In 2001, 2002 and 2003, we declared and paid dividends totaling Rmb 871.1 million, Rmb 2,265.1 million and Rmb 5,403.7 million, respectively. In 2004, we declared dividends totaling Rmb 6,101.4 million (US$737.2 million) and paid dividends totaling Rmb 6,091.4 million (US$736.0 million). The difference between the amount of dividends declared and paid in 2004 was because that we repurchased and canceled some of our shares in 2004. Out of the total dividends declared and paid in 2004, Rmb 2,617.5 million (US$316.3 million) was attributable to a special interim dividend to replace the 2003 final dividend and final special dividend proposed by our board of directors in 2003. On May 25, 2005, we declared a final dividend of Rmb 3,493.4 million (US$422.1 million) for fiscal year 2004, which was paid in full on June 7, 2005. The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

         We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2005. Several large financial institutions have expressed an interest in supporting our business development, although we have not entered into any agreements for additional financing with these institutions. However, our ability to obtain adequate financing to satisfy our capital expenditure and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets, including the following factors:

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

         o In addition, financing sources often look to similarly situated entities when determining whether, and at what rates, to provide financing. Successful or unsuccessful financing by Hong Kong and PRC entities similarly situated to us could have an impact on our ability to obtain external financing.

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

         All of our full-time employees in the PRC are covered by a government-regulated pension plan and are entitled to an annual pension at their retirement dates. The PRC government is responsible for the pension liabilities to these retired employees under this government pension plan. The actual pension payable to each retiree is subject to a formula based on the status of the individual pension account, general salary and inflation movements. We are required to make annual contributions to the government pension plan at rates ranging from 9% to 22% of our employees' salaries. The related pension costs are expensed as incurred.

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

         Our Indonesian subsidiaries employ approximately 900 employees, including approximately 50 expatriates. We provide benefits to expatriates that we believe to be in line with customary international practices. Our local staff in Indonesia enjoy welfare benefits mandated by Indonesia labor laws.

         For the years ended December 31, 2002, 2003 and 2004, our retirement expenses attributed to the current government plans were Rmb 7.0 million, Rmb
15.5 million and Rmb 30.3 million (US$3.7 million), respectively.

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

Inflation/Deflation

         According to the China Statistical Bureau, China experienced an overall national inflation rate, as represented by the general consumer price index, of 0.8% in 2002, an overall deflation rate of 1.2% in 2003 and an overall inflation rate of 3.9% in 2004. Neither the deflation nor the inflation have had a significant impact on our results of operations in the respective years.

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

         We are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which we and each of our subsidiaries are domiciled and operate. We are not liable for income taxes in Hong Kong as we currently do not have any assessable income from Hong Kong sources. Pursuant to a notice issued by the State Administration of Taxation in March 2001, we are entitled to all tax benefits conferred by Chinese law on foreign invested enterprises.

         Our PRC subsidiary, absent exemptions, is subject to enterprise income tax at the rate of 33%. Following the October 1999 reorganization, our PRC subsidiary became a wholly foreign owned enterprise and accordingly was exempted from 3% local surcharges, reducing its enterprise income tax rate to the current rate of 30%. Moreover, entities now comprising our PRC subsidiary were exempted from enterprise income taxes for two years starting from the first year of profitable operation in 1996 and were entitled to a 50% reduction of enterprise income taxes for three years beginning in 1998 and ending on December 31, 2000. This tax exemption increased our earnings by Rmb 1,920.7 million during the year ended December 31, 2000. Since January 1, 2001, the PRC subsidiary has been subject to the 30% enterprise income tax rate. The PRC enterprise income tax is levied based on taxable income including income from operations as well as other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP. Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

         o production taxes equal to 5% of independent production and production under production sharing contracts; and

         o   business tax of 5% on other income.

         Our subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at the rate of 10% and 20% for its oil trading activities and other income-generating activities, respectively. Our subsidiaries that own interests in oil properties in Indonesia along the Malacca Strait are subject to corporate and branch profit tax of 44%. The nine subsidiaries of Repsol-YPF, S.A. in Indonesia acquired by us during 2002 are all subject to corporate and dividend tax at rates ranging from 43.125% to 51.875%. None of our other subsidiaries were subject to any income taxes in their respective jurisdictions for the year presented.

         We calculate deferred taxation to account for temporary differences between our tax bases, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting bases, which is prepared in accordance with applicable financial reporting requirements. Major temporary differences include accelerated amortization allowances for oil and gas properties, which are offset in part by provision for dismantlement and a provision for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2003 and 2004, we had Rmb 5,783.2 million and Rmb 6,688.5 million (US$808.1 million), respectively, in net deferred tax liabilities. See note 13 to our consolidated financial statements attached to this annual report.

Change of Accountants

         On June 6, 2002, we terminated the engagement of Arthur Andersen & Co as our independent public accountants. Prior to such date, Arthur Andersen had audited our consolidated financial statements, including financial statements for the year ended December 31, 2001 attached to this annual report. On June 15, 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with the U.S. government's investigation of Enron Corporation. On August 31, 2002, Arthur Andersen voluntarily relinquished its licenses to practice public accountancy in all states of the United States and, accordingly, cannot furnish any written consent to the issue of this annual report with the inclusion of its reports in the form and context in which they are included. For a discussion of risks related to Arthur Andersen, see "Item 3--Key Information--Risk Factors--Risks relating to our business--You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to 2002, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen."

         On June 6, 2002, we appointed Ernst & Young as our independent accountants. Ernst & Young audited our consolidated financial statements for the three-year period ended December 31, 2002, 2003 and 2004 included in this annual report.

Recent Accounting Pronouncements

         U.S. GAAP

         Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," were issued by the Financial Accounting Standards Board in June 2001 and became effective for us on July 1, 2001 and January 1, 2002, respectively. In 2003, the Emerging Issues Task Force (EITF) considered the issue of whether FAS 141 and 142 require interests held under oil, gas and mineral leases to be separately classified as intangible assets on the balance sheets of companies in the extractive industries. If such interests were deemed to be intangible assets by the EITF, mineral rights to extract oil and gas for both undeveloped and developed leaseholds would be classified separately from oil and gas properties as intangible assets on the corporation's balance sheet. Historically we have capitalized the acquisition cost of oil and gas properties interests in accordance with statement of Financial Accounting Standard No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". In addition, in line with industry practice, we have reported these assets as part of property, plant and equipment.

         In 2004, the EITF reached a conclusion that mineral rights are tangible assets and the balance sheet classification and disclosures for drilling and mineral rights of oil and gas producing entities are within the scope of Statement of Financial Accounting Standard No.19, OFinancial Accounting and Reporting by Oil and Gas Producing Companies.O The EITF conclusion has no implication to us as we currently account for our oil and gas properties in accordance with the EITF conclusion.

         The Financial Accounting Standards Board (FASB) has proposed an amendment to Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies" (FAS No. 19) that may change the way oil and gas producers account for deferred exploratory drilling costs. Under the current rules, there is a presumption that all exploratory drilling costs will be expensed within one year following completion of drilling if proved reserves have not been recorded, except for costs related to areas where additional exploration wells are necessary to justify development plans and such additional wells are under way or firmly planned for the near future.

         The new standard would relax the one-year limitation, so long as oil and gas reserves have been discovered and an enterprise "is making sufficient progress assessing the reserves and the economic and operating viability of the project." The FASB staff has developed indicators to help determine whether sufficient progress is being made. We believe the adoption of the proposed amendment (once finalized) will have no impact on our consolidated financial position or results of operations.

         In December 2004, the Financial Accounting standards Board, or FASB, issued SFAS No. 153, "Exchanges of Non-monetary Assets an amendment of APB Opinion No. 29." This statement, which addresses the measurement of exchanges of non-monetary assets, is effective prospectively for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We believe the adoption of this statement will have no impact on our consolidated financial position or results of operations.

         In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" (FAS No.123R), which replaces FAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after June 15, 2005, with early adoption encouraged. Under the Securities and Exchange Commission's rules, FAS No. 123R is now effective for us beginning January 1, 2006. The pro forma disclosures previously permitted under FAS No. 123 will cease to be an alternative to financial statement recognition. We believe the adoption of the FAS No. 123 will have no material impact on our consolidated financial position or results of operations as we currently account for the stock options under the fair value recognition provision of FAS No. 123.

         In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity," to address the balance sheet classification of certain financial instruments that have characteristics of both liabilities and equity. This statement, already effective for contracts created or modified after May 31, 2003, was originally intended to become effective July 1, 2003, for all contracts existing on May 31, 2003. However, on November 7, 2003, the FASB issued an indefinite deferral of certain provisions of FAS No. 150. We will continue to monitor and assess the FASB's modifications of FAS No. 150, but do not anticipate any material impact on our financial position and results of operations.

         Hong Kong

         The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, which we collectively referred to in this annual report as the new HKFRSs. The new HKFRSs are generally effective for accounting periods beginning on or after January 1, 2005. We have not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. We have already commenced an assessment of the impact of these new HKFRSs, but are not yet in a position to state when these new HKFRSs would have a significant impact on our results of operations and financial position.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         See "Item 4--Information on the Company--Business Overview--Research and Development" and "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions--Categories of Connected
Transactions--Research and Development Services."

D.       TREND INFORMATION

         Crude oil price is a major driver of our results of operation. We price our crude oil with reference to the international crude oil prices, which have fluctuated considerably over the years. On January 1, 2004 the international benchmark crude oil, West Texas Intermediate, was US$32.52 per barrel. As of June 8, 2005, it was US$52.54 per barrel. In addition, continued political and economic uncertainties in Iraq and threat of terrorism worldwide raise concerns about the security and availability of ample supplies to meet growing demand. It is expected that crude oil price will remain relatively high in 2005. For more information about crude oil prices, see "Item 3--Key Information--Risk Factors--Risks Relating to Our Business--Our business, revenues and profits fluctuate with changes in oil and gas prices," "Item 4--Information on the Company--Business Overview--Sales and Marketing--Sales of Offshore Crude Oil--Pricing," and "Item 5--Operating and Financial Review and Prospects--Operating Results--Results of Operations--2004 versus 2003."

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

E.       OFF-BALANCE SHEET ARRANGEMENTS

         As of December 31, 2004, we had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge certain Japanese Yen denominated loan repayments in the future. The derivative contract was recorded as "Other payable and accrued liabilities" in the consolidated balance sheet at fair value. For the year ended December 31, 2004, we recognized related changes in fair value, a gain of Rmb 2,581,000 (compared to Rmb 10,038,000 in 2003), and included the amount in "Exchange (losses)/gains, net" in the consolidated income statement.

         During 2003, we also entered into interest rate swap agreements to partially hedge the fixed-rate debt securities for interest rate risk exposure management purposes with notional contract amount of US$200 million. The interest rate swap agreements utilized by us effectively modify our exposure to interest risk by converting our fixed-rate debt to a floating rate. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The interest rate swap agreements were settled during the year and the total net gain was Rmb 84,168,000.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The following table sets forth information regarding our contractual obligations for the periods indicated.


                                                                            Payments due by period
                                                      -------------------------------------------------------------------
             Contractual Obligations                                  Less than                              More than 5
                                                          Total        1 year      1-3 years    3-5 years        years
----------------------------------------------------  -------------- ------------ ------------ ------------ -------------
                                                            Rmb'000      Rmb'000      Rmb'000      Rmb'000       Rmb'000
Long-term debt obligations..........................     17,203,126       24,364      865,212    8,164,025     8,149,525
Operating lease obligations.........................      2,606,198      174,184      299,270      298,721     1,834,023
Other long-term liabilities reflected on our
    balance sheet under Hong Kong GAAP .............      3,089,448           --           --           --     3,089,448
                                                      -------------- ------------ ------------ ------------ -------------
         Total......................................     22,898,772      198,548    1,164,482    8,462,746    13,072,996
                                                      ============== ============ ============ ============ =============

         As of December 31, 2004, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments                                        2004           2003
--------------------------------------------------   ----------    -----------
                                                        Rmb'000        Rmb'000
Contracted for....................................    9,568,971      2,534,468
Authorized, but not contracted for................   20,331,504     17,489,791

         As of December 31, 2004, we had unutilized banking facilities amounting to approximately Rmb 20,662,120,000 as compared to Rmb
32,455,229,500 in 2003.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         In accordance with Hong Kong law and our articles of association, our affairs are managed by our board of directors. The board of directors has eight members, including four independent non-executive directors.

         The table below sets forth information about our directors and senior officers:


Name                               Year of Birth       Position
----------------------------       -------------       ----------------------------------------------------------------
Chengyu Fu..................           1951            Chairman of Board of Directors and Chief Executive Officer

Han Luo.....................           1953            Director

Longsheng Jiang.............           1945            Director (resigned on June 1, 2005)

Shouwei Zhou................           1950            Director and President

Guangqi Wu..................           1957            Director (since June 1, 2005)

Sung Hong Chiu..............           1947            Independent Non-executive Director

Erwin Schurtenberger........           1940            Independent Non-executive Director (resigned on April 1, 2005)

Kenneth S. Courtis..........           1946            Independent Non-executive Director




Evert Henkes................           1944            Independent Non-executive Director

Aloysius Hau Yin Tse                   1948            Independent Non-executive Director (since June 8, 2005)

Yunshi Cao..................           1945            Senior Vice President, Company Secretary and General Counsel

Mark Qiu....................           1964            Chief Financial Officer and Senior Vice President (resigned as Chief Financial Officer on January 1, 2005 and as Senior
                                                       Vice President on March 25, 2005 )

Hua Yang....................           1961            Chief Financial Officer (since January 1, 2005) and Senior
                                                       Vice President

Wei Chen....................           1958            Senior Vice President and Director of CNOOC (China) Limited
                                                       Research Center

Guohua Zhang................           1960            Senior Vice President and General Manager of Exploration
                                                       Department

Jian Liu....................           1958            Senior Vice President and General Manager of Development and
                                                       Production Department

Ning Li.....................           1964            Senior Vice President and General Manager of Engineering and
                                                       Project Department


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

Directors

         Chengyu Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master's degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China's Daqing, Liaohe and Huabei oilfields. He joined CNOOC in 1982 and has since been appointed as the Chairman of the Management Committee formed through a joint venture between CNOOC, BP Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip. From 1994 to 1995, Mr. Fu was the Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In December 1995, he was appointed Vice President of Phillips China Inc. and General Manager of the Xijiang Development Project. In 1999, Mr. Fu was the General Manager of China Offshore Oil Eastern South China Sea Corporation. In 2000, Mr. Fu was appointed as a Deputy General Manager of CNOOC. Subsequently, he was appointed as a Director, Executive Vice President, President and Chief Operating Officer of our company in 2001. In August 2002 he became the Chairman and Chief Executive Officer of our affiliate, China Oilfield Services Limited. In October 2003, Mr. Fu was appointed President of CNOOC. He was also appointed as the Chairman of the Board of Directors and Chief Executive Officer of our company, effective October 16, 2003. In November 2003, Mr. Fu resigned from his Chief Executive Officer position with China Oilfield Services Limited.

         Han Luo received a doctorate degree from China Petroleum University. He has over 30 years' experience in the oil industry in the PRC. He was appointed as our executive director in December 2000. From 1993 to 1999, Mr. Luo served as Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently as Chairman of the CACT (CNOOC-AGIP-ChevronTexaco) operating group, and executive Vice President of China Offshore Oil East China Sea Corporation, a subsidiary of CNOOC. In 1999, he was the general manager of CNOOC China, Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He joined CNOOC in 1982.

         Longsheng Jiang received a B.S. degree from the Beijing Petroleum Institute in China. He has over 35 years of experience in the oil industry in the PRC. He was appointed as a Director of our company in December 2000 and has been the Vice President of CNOOC since 1998. From 1994 to 1998, he was the General Manager of China Offshore Oil Southern Drilling Company. From 1991 to 1994, Mr. Jiang served as the Deputy Chief Drilling Engineer and was later appointed as the Chief Drilling Engineer of China Offshore Oil Western South China Sea Corporation. He joined CNOOC in 1982. Mr. Jiang resigned from our board of director on June 1, 2005.

         Shouwei Zhou received a doctorate degree from the Southwest China Petroleum Institute and is a senior engineer. He was appointed as a Director and Executive Vice President of our company in September 1999 and is responsible for the management and operation of CNOOC China Limited. Mr. Zhou was appointed President of our company in August 2002. Mr. Zhou was the Deputy General Manager and later promoted to become General Manager of China Offshore Oil Bohai Corporation and China Offshore Oil Tianjin Corporation, both subsidiaries of CNOOC. He also became the Chairman of CNOOC Engineering Company Limited, a subsidiary of CNOOC, in December 2003. He joined CNOOC in 1982.

         Guangqi Wu received a B.S. degree in marine geology from the Ocean University of China. He also holds a master's degree in Economics and Management from the Central Communist Party School, the PRC and a master's degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982 and worked as a geologist in CNOOC Bohai Corporation, a subsidiary of CNOOC, and well logging manager for a joint venture under CNOOC. He was then appointed as manager of CNOOC Bohai Drilling Company and became the Deputy General Manager of CNOOC Oil Technical Services Company in 1994. Mr. Wu was appointed as director of the Administration Department of CNOOC in 1995 and as director of CNOOC Research Center in 1999. In 2001, Mr. Wu became the director of the Ideology Affairs Department of CNOOC. Mr. Wu was appointed President and Chief of Discipline and Inspecting Group of CNOOC in 2003, and he has been Vice President of CNOOC since 2004. Mr. Wu became our director on June 1, 2005. He has also been an independent non-executive director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange since May 2003. Mr. Wu was appointed as our director with effect from June 1, 2005.

         Independent Non-executive Directors

         Sung Hong Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years' experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as an independent non-executive director of CNOOC in September 1999.

         Erwin Schurtenberger is a senior advisor to the China Training Center for Senior Personnel Management Officials. He received a Ph.D. Degree in Economics and was trained in political science and philosophy at the University of Paris. He was the Ambassador of Switzerland to the People's Republic of China, the Democratic People's public of Korea and the Republic of Mongolia from 1988 to 1995. He joined the Swiss Foreign Services in 1969. Over the years, he held various diplomatic positions in Bangkok, Hong Kong, Beijing and Tokyo. He also served as the Ambassador of Switzerland to Iraq. He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations. He was the President of the Swiss-Asia Foundation. He serves on the boards of directors of ROBERT BOSCH RBint, BUHLER GROUP Switzerland, FIRMENICH-China, TAIKANG Life Insurance and WINTERTHUR Insurances (Asia). Dr. Schurtenberger resigned from our board of directors on April 1, 2005.

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

         Aloysius Hau Yin Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants, or HKICPA. Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG's operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of Wing Hang Bank, Limited and Linmark Group Limited, companies listed on the Hong Kong Stock Exchange. Mr. Tse is a graduate of the University of Hong Kong. Mr. Tse was appointed as our independent non-executive director with effect from June 8, 2005.

Company Secretary

         Yunshi Cao is our Company Secretary, General Counsel and a Senior Vice President. From 1992 to 1999, Mr. Cao was the Director of the Legal Department of CNOOC. He has been the General Counsel of CNOOC since 1999. Mr. Cao is a senior economist and licensed lawyer in the PRC. He has extensive experience in production sharing contracts. He received a B.S. degree from the Beijing Petroleum Institute and studied law at the Law School of Columbia University. He joined CNOOC in 1982.

Senior Management

         Hua Yang is the Chief Financial Officer (since January 1, 2005) and Senior Vice President of our company and the President of CNOOC International Limited. He is a senior engineer. He received his B.S. degree from China Petroleum Institute. He also received a MBA degree from the Sloan School of Management at Massachusetts Institute of Technology as a Sloan Fellow. He has over 22 years of experience in petroleum exploration and production. Mr. Yang joined CNOOC in 1982 and was the Deputy Director and Acting Director of the Overseas Development Department of CNOOC.

         Mark Qiu was the Chief Financial Officer and Senior Vice President of our company and resigned from these positions on January 1, 2005 and March 25, respectively. He previously held several management positions at Atlantic Richfield Corporation ("ARCO") of United States. He was the Federal Government Relations Director of ARCO in Washington, D.C. Prior to that, he was a Vice President of ARCO China Ltd., ARCO's subsidiary in China. He was a consultant with the leadership succession planning consulting firm of RHR International. Mr. Qiu received a MBA degree from the Sloan School of Management at Massachusetts Institute of Technology as a Sloan Fellow. He also has a Master degree and a Ph.D. degree in Decision Sciences from the University of Texas at Arlington.

         Wei Chen is a Senior Vice President of our company and Director of the CNOOC (China) Limited Research Center. He is a senior engineer and is responsible for our administration, foreign affairs, human resources and material procurement. He received his B.S. degree from China Petroleum University and holds an MBA degree from Tsinghua University. He has over 22 years of experience in petroleum exploration and production. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Exploration and Development Department of CNOOC Research Center, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, the Deputy Director of CNOOC Research Center and the General Manager of the Human Resources Department of CNOOC, and the Senior Vice President and General Manager of our Administration Department.

         Guohua Zhang is a Senior Vice President of our company and General Manager of our Exploration Department. Mr. Zhang is responsible for our exploration activities offshore China as well as reserve management. Mr. Zhang is a geologist. He graduated from Qingdao Oceanographic Institute with a B.S. degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as General Manager of the Exploration Department of China Offshore Oil Western South China Sea Corporation, Chief Geologist of CNOOC Research Center and Assistant to General Manager of CNOOC China Limited.

         Jian Liu is the Senior Vice President and General Manager of the Department of Development and Production at CNOOC. He graduated from Huazhong University of Science and Technology with a B.S. degree and received his MBA degree from Tianjin University in 2000. He is a senior engineer and is responsible for the development and production of oil and gas. Mr. Liu joined CNOOC in 1982. He served as the manager of CNOOC Bohai Corporation, the Vice President of the Tianjin Branch and the President of the Zhanjiang Branch.

         Ning Li is the Senior Vice President and General Manager of the Engineering and Project Department of our company. He is a senior engineer, responsible for the project management for oil and gas development. He received his B.S. degree from Petroleum University of China in 1983 and MBA degree from Tianjin University in 2000. Mr. Li joined CNOOC Bohai Corporation in 1983 and is responsible for the design and engineering of oil and gas fields in Bohai Bay, East China Sea and South China Sea. He has been a Vice President of Design & Engineering Corporation of CNOOC since 1994 and was appointed as the Deputy Manager of the Engineering Department of CNOOC in 1998.

B.       COMPENSATION OF DIRECTORS AND OFFICERS

         Each of the directors entered into a service contract with us for an initial term of three years, subject to termination by either party by written notice given not less than three months prior to the expiration of the end of the initial term or any subsequent calendar month. Particulars of these contracts are in all material respects identical except as indicated below:

         o the annual salaries for Mr. Chengyu Fu and Mr. Shouwei Zhou during the initial three years are HK$1,880,000 and HK$1,680,000, respectively, subject to an annual increase as determined by the board of directors not exceeding 15% of their respective salaries for the previous year;

         o the chairman of our board of director and each other director (other than independent non-executive directors) shall be entitled to a maximum annual paid leave of 30 working days and 25 working days, respectively;

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

         The salaries for Mr. Chengyu Fu and Mr. Shouwei Zhou were HK$2,976,000 and HK$2,256,00, respectively, for 2004. The salary for Mr. Chengyu Fu increased more than 15% from 2003 to 2004 as he took up the additional position as the chairman of our board of directors in October 2003. The aggregate amounts of salaries, housing allowances, other allowances and benefits in kind paid to our directors (other than independent non-executive directors) during the years ended December 31, 2002, 2003 and 2004 were approximately Rmb 9.5 million, Rmb 10.7 million and Rmb 7.8 million (US$0.9 million), respectively, while the amounts paid to our executive officers for the same periods were approximately Rmb 8.0 million, Rmb 11.0 million and Rmb
12.6 million (US$1.5 million), respectively. Under our pension plan for 2004, we set aside an aggregate amount of Rmb 74,300 (US$8,977) and Rmb 172,000 (US$20,782) for pension and similar benefits in kind for our directors (other than independent non-executive directors) and our executive officers respectively. Our directors (other than independent non-executive directors) and executive officers contributed an additional Rmb 59,700 (US$7,213) and Rmb 159,400 (US$19,259), respectively, to the pension plan for 2004. For further details regarding employee compensation, see "Item 4--Information on the Company--Business Overview--Employees and Employee Benefits." For further details regarding share options granted to our directors, officers and employees, see "--Share Ownership" below.

C.       BOARD PRACTICE

Audit and Other Committees

         We have established an audit committee, a remuneration committee and a nomination committee. Our audit committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the our accounts, evaluating our auditing scope and procedures, and evaluating internal control systems. The committee is also responsible for setting up internal monitoring systems so as to allow our board of directors to monitor our financial position, protect our assets, and prevent major errors resulting from financial reporting or loss. Our board of directors is responsible for these systems and appropriate delegations and guidance have been made. The audit committee regularly reports to the board of directors. As of June 8, 2005, our audit committee was composed of Mr. Sung Hong Chiu, Dr. Kenneth S. Courtis and Mr. Aloysius Hau Yin Tse.

         The primary responsibilities of our remuneration committee are to review information in respect of our executives' remuneration, share option schemes, performance appraisal systems and retirement plans. As of June 8, 2005, our remuneration committee was composed of Mr. Sung Hong Chiu, Mr. Evert Henkes and Mr. Aloysius Hau Yin Tse.

         The primary responsibilities of our nomination committee include nominating candidates for directors subject to our board of directors' approval, conducting routine examination of the structure, scale and composition of our board of directors, and review the leadership capabilities of our directors in order to ensure that we remain competitive. Because of the resignation of Dr. Erwin Schurtenberger, as of June 8, 2005, our nomination committee had two members, namely, Mr. Han Luo and Mr. Sung Hong Chiu.

         For information on our audit committee finance expert and our code of ethics, see "Item 16A--Audit Committee Finance Expert," and "Item 16B--Code of Ethics."

International Advisory Board

         On October 29, 2001, we announced the establishment of an International Advisory Board with globally well-respected political figures and corporate leaders as members. The purpose of the International Advisory Board is to provide the management with strategic advice on world events and macro issues that may impact our development. Chengyu Fu, Chairman of our board of director, is the Chairman of the International Advisory Board.

         Set forth below is information on the current members of our International Advisory Board.

Name                                                        Biographical Information
---------------------      -----------------------------------------------------------------------------------------
Chengyu Fu                 See "--A. Directors and Senior Management--Directors"

Erwin Schurtenberger       The Ambassador of Switzerland to the People's Republic of China, the Democratic People's
                           Republic of Korea and the Republic of Mongolia from 1988 to 1995.  He joined the Swiss
                           Foreign Services in 1969.  Over the years, he held various diplomatic positions in
                           Bangkok, Hong Kong, Beijing and Tokyo.  He also served as the Ambassador of Switzerland to Iraq.  He has been an independent business advisor to various European multinationals,
                           American groups and humanitarian aid organizations.  He was the President of the
                           Swiss-Asia Foundation.  He serves on the Boards of ROBERT BOSCH RBint and its
                           International Advisory Board, BUHLER GROUP Switzerland, FIRMENICH-China, TAIKANG Life
                           Insurance, WINTERTHUR Insurances (Asia).  Dr. Schurtenberger is also a senior advisor to the China Training Center for Senior Personnel Management Officials.  He received a Ph.D.
                           Degree in Economics and was trained in political science and philosophy.  Dr
                           Schurtenberger was a director on our board of directors from November 11, 2002 to April
                           1, 2005.

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

Charles Freeman            Became Chairman of Projects International, Inc. in 1995, after an extensive career in the
                           U.S. Government spanning three decades and numerous senior positions, including U.S.
                           Ambassador to Saudi Arabia and Assistant Secretary of Defense for International Security
                           Affairs.  He is currently president of the Middle East Policy  Council, co-chair of the
                           U.S. China Policy Foundation, vice-chair of the Atlantic Council, and a trustee of the
                           Institute for Defense Analyses, among other positions.  Ambassador Freeman attended the
                           National Autonomous University of Mexico and received his A.B. from Yale  University as well as a J.D. from the Harvard Law School.  He is the author of two widely circulated books on statecraft and diplomacy:  The Diplomat's Dictionary and Arts of Power.


D.       EMPLOYEES

         See "Item 4--Information on the Company--Business Overview--Employees and Employee Benefits."

E.       SHARE OWNERSHIP

         We have adopted share option schemes which provide for the grant of options to our senior management. Under these share option schemes, the remuneration committee of our board of directors will from time to time propose for the board's approval for the recipient of and the number of shares underlying each option. These schemes provide for issuance of options exercisable for shares granted under these schemes as described below, which in aggregate shall not exceed 10% of our issued share capital as of the date of approval by our shareholders of the scheme adopted in June 2002, excluding shares alloted and issued pursuant to the schemes from time to time. Discussions below in respect of the number of shares granted under our share option schemes and relevant per share data have been adjusted to take into account our 5-for-1 stock split on March 17, 2004.

         On February 4, 2001 we adopted a pre-global offering share option scheme, or the Pre-Global Offering Share Option Scheme. Pursuant to the Pre-Global Offering Share Option Scheme:

         o   options for an aggregate of 23,100,000 shares have been granted;

         o   the subscription price per share is HK$1.19; and

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

         Pursuant to the 2001 Share Option Scheme:

         o   options for an aggregate of 44,100,000 shares have been granted;

         o   the subscription price per share is HK$1.232; and

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

         On February 24, 2003, our board of directors approved to grant options in respect of 42,050,000 shares to our senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$2.108 per share. On February 5, 2004, our board of directors approved a grant of options in respect of 50,700,000 shares to our senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$3.152 per share. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

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

         As of December 31, 2004, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:


                                                                             Closing price per share
                                                                             immediately before the
                      Number of shares involved in                          date on which the options
                      the options outstanding as of                               were granted
                   ----------------------------------                      ----------------------------

                                                                               Before       Adjusted
                                                                            adjusted as      as per
                        January 1,    December 31,                           per stock        stock       Exercise
Name of Grantee            2004          2004(1)        Date of Grant          split        split (1)     Price(1)
-----------------     --------------  -------------   ------------------    ------------   -----------  -------------

                                                                               (HK$)          (HK$)         (HK$)

Directors:
Chengyu Fu                  350,000       1,750,000        March 12, 2001              --           --           1.19




                            350,000       1,750,000       August 27, 2001            7.30         1.46          1.232
                            230,000       1,150,000     February 24, 2003           10.45         2.09          2.108
                            500,000       2,500,000      February 5, 2004           15.65         3.13          3.152

Han Luo                     280,000       1,400,000        March 12, 2001              --           --           1.19
                            230,000       1,150,000       August 27, 2001            7.30         1.46          1.232
                            230,000       1,150,000     February 24, 2003           10.45         2.09          2.108
                            230,000       1,150,000      February 5, 2004           15.65         3.13          3.152
Longsheng Jiang             280,000       1,400,000        March 12, 2001              --           --           1.19
                            230,000       1,150,000       August 27, 2001            7.30         1.46          1.232
                            230,000       1,150,000     February 24, 2003           10.45         2.09          2.108
                            230,000       1,150,000      February 4, 2004           15.65         3.13          3.152

Shouwei Zhou                280,000       1,400,000        March 12, 2001              --           --           1.19
                            350,000       1,750,000       August 27, 2001            7.30         1.46          1.232
                            350,000       1,750,000     February 24, 2003           10.45         2.09          2.108
                            350,000       1,750,000      February 5, 2004           15.65         3.13          3.152

Sunghong Chiu               230,000       1,150,000      February 5, 2004           15.65         3.13          3.152

Evert Henkes                230,000       1,150,000      February 5, 2004           15.65         3.13          3.152

Erwin Schurtenberger        230,000       1,150,000      February 5, 2004           15.65         3.13          3.152

Kenneth S Courtis           230,000       1,150,000      February 5, 2004           15.65         3.13          3.152

Employees:
Other Employees           3,430,000      17,150,000        March 12, 2001              --           --           1.19
                          7,660,000      38,300,000       August 27, 2001            7.30         1.46          1.232
                          7,370,000      36,850,000     February 24, 2003           10.45         2.09          2.108
                          7,910,000      39,550,000      February 5, 2004           15.65         3.13          3.152

----------

(1) Adjustment has been made to take account of the subdivision of issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each effective on March 17, 2004.


         As of June 8, 2005, 2,300,100 options granted under our share option schemes have been exercised.

         On April 1, 2005, Dr. Erwin Schurtenberger resigned from our board. He also surrendered the share options we granted to him upon resignation.

         The weighted average fair value of the options granted under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme and the 2002 Share Option Scheme at the grant dates was HK$0.84. This was estimated using the Black-Scholes option pricing model under the following assumptions: risk-free interest rates of 5.25%, expected volatility of 44%, an expected life of five years and an expected dividend yield of 2.0%. The assumptions on which the option pricing model is based represent the subjective estimations of our directors as to the circumstances existing at the time the options were granted.

         For further details about our share option schemes, see notes 3 and 28 to our consolidated financial statements attached to this annual report.

         As of June 8, 2005, none of our officers and directors owned 1% or more of our shares including the shares underlying the stock options granted as of that date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of June 8, 2005.

  Shareholder                      Number of Shares Owned    Percentage
  -----------------------------    ----------------------    ----------
  CNOOC(1).....................    29,000,000,000 (2) (3)     70.64%(3)

---------
(1) CNOOC owns our shares indirectly through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation Ltd.
(2) On March 17, 2004, our shareholders approved a five-for-one stock split of our shares. The stock split was effected by dividing our shares of HK$0.10 each into the shares of HK$0.02 each. Accordingly, the number of shares owned by CNOOC changed from 5,800,000,000 to 29,000,000,000 as a result of the stock split.
(3) In 2004, we repurchased a total of 18,453,000 shares in the open market based on the general mandates approved by our shareholders on May 29, 2003 and June 14, 2004. For further details about our share buybacks, see "Item 16E--Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

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

         As of June 8, 2005, 7,463,545 American depositary shares were outstanding in the United States, representing approximately 1.8% of our then outstanding shares. At such date, the number of registered American depositary share holders in the United States was 17.

B.       RELATED PARTY TRANSACTIONS

Overview

         We regularly enter into transactions with related parties, including CNOOC and its subsidiaries. Since CNOOC indirectly owns an aggregate of approximately 70.64% of our issued share capital, some of these transactions constitute connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange Listing Rules, and are regulated by the Hong Kong Stock Exchange.

         Under the Hong Kong Stock Exchange Listing Rules, many of these connected transactions normally would require full disclosure and the prior approval of our independent shareholders. However, since the connected transactions are carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable as far as our shareholders are concerned, the Hong Kong Stock Exchange has granted us a waiver from strict compliance with requirements of the Hong Kong Stock Exchange Listing Rules. The waiver categorizes and limits the value of our various connected transactions.

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

Categories of Connected Transactions

         Our ongoing connected transactions in respect of which we were granted a waiver fall into the following eight categories:

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

         Provision of materials, utilities and ancillary services. Various subsidiaries of CNOOC provide us with the use of certain facilities and ancillary services and products, including:

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

         o   repair and maintenance of buildings; and

         o   catering services.

         Under agreements between these subsidiaries of CNOOC and us, the facilities and ancillary products and services are to be provided at:

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

         The prices, volumes and other terms of the agreements are reviewed by the parties annually. If any of the terms are amended, the parties must enter into a supplemental agreement no later than 60 days prior to the end of the financial year preceding the financial year in which the amendment takes effect. If the parties fail to reach an agreement by then, the existing terms of the supply agreement will continue to apply until the parties agree on the terms of the supplemental agreement. We have undertaken to the Hong Kong Stock Exchange that we will comply with the provisions of the Hong Kong Stock Exchange Listing Rules with respect to any supplemental agreements.

         For the three years ended December 31, 2004, the amounts we paid to subsidiaries of CNOOC for these services were approximately Rmb 789 million, Rmb 1,018 million and Rmb 1,296 million, respectively, representing 3.0%, 2.5% and 2.3%, respectively, of our total revenues in that year.

         Technical services. Various subsidiaries of CNOOC, including China Oilfield Services Limited and CNOOC Offshore Oil Engineering Company Limited, provide us with technical and labor services for our offshore oil and gas production activities, including:

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

         For the three years ended December 31, 2004, the amounts we paid to subsidiaries of CNOOC for these services totaled approximately Rmb 3,280 million, Rmb 3,828 million and Rmb 6,362 million, respectively, representing 12.4%, 9.3% and 11.5%, respectively, of our total revenue in that year. We generally conduct an open bidding process to select these services providers and the charges for these services are based on arm's-length negotiations between the parties and reflect considerations such as volume of sales, length of contracts, overall customer relationship and other market factors.

         Research and development services. Various subsidiaries and affiliates of CNOOC, including CNOOC Research Center, have been providing us with research and development services, including:

         o   geophysical exploration services;

         o   seismic data processing;

         o   comprehensive exploration research services; and

         o   information technology services.

         In July 2003, we established our own research center, CNOOC (China) Limited Research Center, to undertake most of our research and development activities.

         During the three years ended December 31, 2002, 2003 and 2004, we paid approximately Rmb 110 million, Rmb 56 million and Rmb 8 million, respectively, to CNOOC Research Center for its provision of general research and development services. We occasionally also hired research institutes, including CNOOC Research Center, through an open bidding process for specific research and development projects.

         Lease and property management services. We have entered into lease and property management agreements with CNOOC and its subsidiaries for premises located in Beijing, Tianjin, Zhanjiang, Shanghai and Shenzhen in the PRC and in Singapore. Most of the premises are necessary for our operations, and the agreements are based on normal commercial terms. For the three years ended December 31, 2004, the aggregate rentals and management fees payable by us to CNOOC and its subsidiaries were approximately Rmb 54 million, Rmb 57 million and Rmb 77 million, respectively.

         Sales of crude oil, condensate oil and liquefied petroleum gas. We sell crude oil, condensate oil and liquefied petroleum gas to affiliates of CNOOC that engage in the downstream petroleum business. The prices for these products are based on prices in the international market. For the three years ended December 31, 2004, subsidiaries of CNOOC paid us approximately Rmb 4,362 million, Rmb 8,324 million and Rmb 13,946 million, respectively, representing approximately 16.5%, 20.3% and 25.3% of our total revenues for the respective periods.

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

         ii. brief details of the continuing connected transactions in each year as required by Rule 14.25(1)(A) to (D) of the Hong Kong Stock Exchange Listing Rules then in force before March 31, 2004 (i.e., the date or period of the transaction, the parties thereto and a description of their connected relationship, a brief description of the transaction and the purpose of the transaction, the total consideration and the terms, and the nature and the extent of the interest of the connected person in the transaction), must be disclosed in our annual report and accounts for the relevant year;

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

         v. the aggregate annual volume of transactions shall not exceed the proposed annual limits set out in the following table:


          -----------------------------------------------------------------------------------------------------
          Transaction         Annual Limit                 Basis for Determining the Annual Limits
          -----------------------------------------------------------------------------------------------------
          Materials,          10% of our audited           Under our original waiver, the annual limit for
          utilities and       consolidated total           this category of transactions was 3.91% of our
          ancillary           revenues in the preceding    total revenues.  The new annual limit is based on
          services supply     financial year               past transaction amounts and future projections.
          agreements                                       We believe that new projects warrant the
                                                           additional flexibility.
          -----------------------------------------------------------------------------------------------------
          Technical           In respect of the            Under our original waiver, the maximum amount for
          services            three financial years        this category of transactions was Rmb 2,367 million
                              ending December 31,          for the year ended December 31, 2002. The new
                              2005, Rmb 5,853              annual limits take into consideration continued
                              million, Rmb 7,338           expansion of existing oilfields and the
                              million and Rmb 4,880        development of two new oilfields in the Bohai Bay.
                              million, respectively
          -----------------------------------------------------------------------------------------------------
          Research and        In respect of the three      Under our original waiver, the annual limit for
          development         financial years ending       this category of transactions was Rmb 52 million.
          services for        December 31, 2005, Rmb       The new annual limits are based on the amounts in
          particular          141 million, Rmb             prior years and a projection of





          projects            148 million and Rmb 153      our future needs for such services.
                              million, respectively
          -----------------------------------------------------------------------------------------------------
          Sales of crude      In respect of the three      Under our original waiver, the maximum amount for
          oil, condensate     financial years ending       this category of transactions was Rmb 1,950
          oil and             December 31, 2005, 42%,      million (representing 18% of our audited
          liquefied           56% and 82%, respectively,   consolidated revenues for the year ended December
          petroleum gas       of our audited               31, 2002).  The new annual limits are based on the
                              consolidated total           amount of past sales and expected increases in
                              revenues in the preceding    this category because of the ongoing development
                              financial year               of existing oilfields and the development of two
                                                           new oilfields in the Bohai Bay.  The increases
                                                           also reflect our anticipated need to use CNOOCs
                                                           refining processes for heavy crude oil from new
                                                           developments and the possibility that we may sell
                                                           an increasing proportion of our oil and gas to
                                                           CNOOC because of generally lower transportation
                                                           costs.
          -----------------------------------------------------------------------------------------------------
          General research    Rmb 110 million              The new annual limit for this category of
          and development                                  transactions is the same as the limit under the
          services agreement                               original waiver granted by the Hong Kong Stock
                                                           Exchange and takes into consideration our
                                                           anticipated need for these services.
          -----------------------------------------------------------------------------------------------------
          Lease and           Rmb 78 million               Under our original waiver, the maximum amount for
          management                                       this category of transactions was Rmb 49 million.
          services                                         The new waiver amount is based on possible future
                                                           expansion and the unavailability of alternative
                                                           providers.
          -----------------------------------------------------------------------------------------------------


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

         In addition to the connected transactions disclosed above, from time to time we place cash deposits with CNOOC Finance Corporation Limited, or CNOOC Finance. CNOOC Finance is a majority-owned subsidiary of CNOOC and operates as a non-bank finance company under the supervision of the People's Bank of China, or PBOC, the PRC central bank. We acquired a 31.8% interest in CNOOC Finance in September 2003. The interest rates offered by CNOOC Finance were the same as the rates promulgated by the PBOC which were applicable to account deposits with PRC banks or finance companies and ranged from 0.72% to 2.07% per annum. As of December 31, 2004, we had cash and cash equivalents and time deposits aggregating Rmb 3,298 million placed with CNOOC Finance. On April 8, 2004, we entered into a framework agreement with CNOOC Finance. Pursuant to the framework agreement, we and our subsidiaries will from time to time utilize financial services from CNOOC Finance, including placing of cash deposits and other settlement services. The maximum outstanding balance for deposits, including interest receipts in respect of these deposits, placed with CNOOC Finance during the term of the framework agreement will not exceed Rmb 6,800 million. Such arrangement with CNOOC Finance was approved in the extraordinary general meeting of our shareholders on April 28, 2004.

         During 2004, we also imported oil into the PRC for trading, using CNOOC's import license. As of December 31, 2004, total sales to our customers through such arrangements amounted to approximately Rmb 446,923,000 (2003: Rmb 1,470,832,000). The commission paid by the third party customers to CNOOC for the year amounted to approximately Rmb 2,682,000 (2003: Rmb 8,825,000).

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

         Following the reorganization of CNOOC and our establishment as a separate legal entity in October 1999, we paid a dividend of Rmb 1,045.4 million in 1999 and declared and paid a final dividend of Rmb 6,426.4 million in 2000. In 2001, 2002 and 2003, we declared and paid dividends totaling Rmb
871.1 million, Rmb 2,265.1 million and Rmb 5,403.7 million, respectively. In 2004, we declared dividends totaling Rmb 6,101.4 million (US$737.2 million) and paid dividends totaling Rmb 6,091.4 million (US$736.0 million). The difference between the amount of dividends declared and paid in 2004 was because that we repurchased and canceled some of our shares in 2004. Out of the total dividends declared and paid in 2004, Rmb 2,617.5 million (US$316.3 million) was attributable to a special interim dividend to replace the 2003 final dividend and final special dividend proposed by our board of directors in 2003. On May 25, 2005, we declared a final dividend of Rmb 3,493.4 million (US$422.1 million) for fiscal year 2004, which was paid in full on June 7, 2005. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

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

         For the years ended December 31, 2002, 2003 and 2004, CNOOC China Limited made the following appropriations to the statutory reserves:


                                           For the year ended        For the year ended         For the year ended
                                           December 31, 2002          December 31, 2003         December 31, 2004
                                        -------------------------  ------------------------  -------------------------
                                        Percentage                 Percentage                Percentage
                                          of Net         Rmb         of Net        Rmb         of Net         Rmb
                                          Profits   (in millions)    Profits  (in millions)   Profits    (in millions)
                                        ----------  -------------  ---------- -------------  ----------  -------------
Reserve fund...........................    10%         697.1           10%         818.1         10%        1,363.1
Staff and workers' bonus and
   welfare fund........................     --            --            --            --             --            --

B.   SIGNIFICANT CHANGES

First Quarter 2005 Financial and Operating Results

         During the first quarter of 2005, our unaudited revenues from the sale of oil and gas were Rmb 11.4 billion. Our daily average crude oil production was 351,579 barrels per day during this period, compared to 306,980 barrels per day in 2004, while our daily average natural gas production was 348 million cubic feet per day, compared to 323 million cubic feet per day in 2004. The average net realized price of our crude oil was US$41.73 per barrel during the first quarter of 2005, compared to US$29.79 per barrel in 2004, while the average net realized price of our natural gas was US$2.92 per thousand cubic feet, compared to US$2.80 per thousand cubic feet in 2004.

Changes of Directors and Management

         Dr. Mark Qiu resigned as our Chief Financial Officer and Senior Vice President with effect from January 1, 2005 and March 25, 2005, respectively. Mr. Hua Yang succeeded Dr. Mark Qiu as our Chief Financial Officer on January 1, 2005.

         Dr. Erwin Schurtenberger resigned as our independent non-executive director on April 1, 2005 due to health-related reasons. He maintains his position as a member of our International Advisory Board after his resignation from our board of directors. Mr. Aloysius Hau Yin Tse succeeded Dr. Erwin Schurtenberger as an independent non-executive director of our company with effect from June 8, 2005.

         Mr. Longsheng Jiang resigned from our board of director on June 1, 2005. Mr. Guangqi Wu succeeded Mr. Longsheng Jiang as a director of our company on the same date.

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


                                      Hong Kong Stock Exchange       New York Stock Exchange
                                     --------------------------     -------------------------
Period                                 High            Low             High              Low
                                          (HK$ per share)                  (US$ per ADS)
2002.......................            2.33            1.48            29.44            19.01
2003.......................            3.54            1.96            42.78            23.83
2004.......................            4.53            2.75            58.73            35.00

2003 Financial Quarters
   1st Quarter.............            2.19            1.96            26.72            23.83
   2nd Quarter.............            2.32            1.98            29.00            24.11
   3rd Quarter.............            2.92            2.28            37.45            30.18
   4th Quarter.............            3.54            2.66            42.78            34.52
2004 Financial Quarters
   1st Quarter.............            3.4             2.95            43.65            38.80
   2nd Quarter.............            3.45            2.65            44.23            35.00
   3rd Quarter.............            4.07            3.20            52.60            41.75
   4th Quarter.............            4.53            3.97            58.73            51.21
2005 Financial Quarter
   1st Quarter.............            4.57            3.85            57.91            49.50

Last Six Months
   December 2004...........            4.40            4.05            56.39            52.28
   January 2005............            4.18            3.85            53.54            49.50
   February 2005...........            4.53            3.88            57.40            49.83
   March 2005..............            4.57            4.20            57.91            53.82
   April 2005..............            4.40            3.95            55.75            51.20
   May 2005................            4.40            4.08            56.59            52.62


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

         Issue of Shares

         Under the Companies Ordinance of Hong Kong, our directors may, without prior approval of the shareholders, offer to allot new shares in our company to existing shareholders pro rata. The directors may not allot new shares of our company in any other manner without the prior approval of the shareholders in a general meeting. Any approval given in a general meeting shall continue in force until the earliest to occur of the following events:

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

         Dividends

         Subject to the Companies Ordinance of Hong Kong, the shareholders in a general meeting may declare dividends to be paid to shareholders. However, under our articles of association, dividends cannot be declared in excess of the amount recommended by the board of directors.

         In addition to dividends declared in a general meeting, the board of directors may declare and pay to the shareholders interim dividends as appear to the board of directors to be justified by our financial position. The board of directors may also pay any fixed dividend on any shares of our company semi-annually or at other suitable intervals, whenever our financial position, in their opinion, justifies such payment.

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

         Profits Tax

         No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the shares and ADSs. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals. Gains from sales of the shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of shares or ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

         Stamp Duty

         Hong Kong stamp duty, currently charged at the rate of HK$1.00 per HK$1,000 or part thereof on the higher of the consideration for or the value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of shares. For example, a total of HK$2.00 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares. The withdrawal of shares upon the surrender of ADRs, and the issuance of ADRs upon the deposit of shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit does not result in a change in the beneficial ownership of the shares under Hong Kong law. The issuance of the ADRs upon the deposit of shares issued directly to the depositary or for the account of the depositary does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

         Estate Duty

         The shares are Hong Kong property under Hong Kong law, and accordingly such shares may be subject to estate duty on the death of the beneficial owner of such shares, regardless of the place of the owner's residence, citizenship or domicile. We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADRs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADR even if the ADRs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million. The Hong Kong Government is considering abolishing estate duty in Hong Kong.

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

         o a corporation, partnership or other entity created in or organized under the laws of the United States or any State or political subdivision thereof;

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

         A foreign corporation will be treated as a "passive foreign investment company" or "PFIC", for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets produce or are held for the production of passive income. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis. Because the classification of certain of our interests for United States federal income tax purposes is uncertain and the PFIC rules are subject to administrative interpretation, however, no assurance can be given that we are not or will not be treated as a PFIC. The discussion below under "U.S. Holders-Dividends" and "U.S. Holders-Sale or Other Disposition of Shares or ADSs," assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes.

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

         Under current law, "qualified dividend income" received by an individual for taxable years beginning after December 31, 2002 and for taxable years beginning before January 1, 2009 is subject to United States federal income tax rates lower than those applicable to ordinary income. The top federal income tax rate on such qualified dividend income received by an individual is 15%, or 5% for those individuals whose incomes fall in the 10 or 15% brackets. Based upon our existing and anticipated future operations and current assets, we believe that we are a "qualified foreign corporation" and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as "qualified dividend income" provided that such U.S. Holders satisfy applicable holding period requirements with respect to the ADSs and other applicable requirements. Dividends paid by foreign corporations that are classified as PFICs are not eligible to be treated as "qualified dividend income". See "PFIC Considerations" below.

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

         Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. In the last ten years, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. Recently, there has been wide expectation in the international market that the Chinese government will deregulate the Renminbi exchange rate. However, the Chinese government has not yet determined if or when the exchange rate will be deregulated. Currently, the Renminbi exchange rate remains stable. In case of any Renminbi exchange rate deregulation going forward, our existing assets denominated in U.S. dollars will face book conversion risks from the appreciation of Renminbi. As we prepaid majority of our Yen-denominated loans in 2002, the balance over Yen-denominated loans as of the end of 2004 was only 810 million yen. Currently, since this outstanding of our Yen loans is hedged against foreign currency swaps, we do not expect any exchange risks relating to Japanese Yen in the future. For a discussion of our currency risk, see "Item 3--Key Information--Risk Factors--Risks relating to the PRC--Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition."

         Interest Rate Risk

         We are exposed to interest rate risk arising from our loans. An upward fluctuation in interest rates increases the cost of new debt. We may use interest rate swap transactions, from time to time, to adjust our interest rate exposure when considered appropriate, based on existing and anticipated market conditions.

         To balance our overall debt interest structure and to reduce our financial cost benefiting from the low interest rate market environment, during the period from July to September 2003, we arranged for an interest rate swap with three financial institutions by swapping the offering of US$200 million 10-year global guaranteed notes in 2003 into floating interest rate. After the swap, we received fixed interest rate of 4.125% and paid floating interest rate at LIBOR minus 0.771% (weighted average interest rate). During the first interest swap in November 2003, LIBOR was approximately 1.2%. Through this swap, we made interest savings of US$2.02 million.

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

         As of the end of 2004, all of our debts were fixed interest rate debts. The term of the weighted average balance was approximately nine years. The weighted average interest rates of our debts, including the convertible bonds issued in December 2004, was 3.6%.

         The following table sets forth additional information about the expected maturity dates of our outstanding debt as of December 31, 2004.



                                                                                                             Fair value
                                                                                           2010                 as of
                                                                                           and                 December
                                           2005     2006      2007      2008     2009     after     Total     31, 2005
                                           ----     ----      ----      ----     ----     -----     -----     ---------
                                                             (Rmb in millions, except percentages)
Long-term debt, including current
portion
   Fixed rate.......................          24      846        19        --     --        --         889         968
   Average interest rate............       8.829%   8.962%    4.100%       --%

Long-term guaranteed notes
   Fixed rate.......................          --       --        --        --    8,164     8,150    16,314      16,428
   Average interest rate............       3.330%   3.330%    3.330%    3.330%   3.330%    5.664%


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

         Our Code of Ethics may be amended, modified or waived only by our board of directors. Any change or waiver, explicit or implicit, with respect to our Code of Ethics must be disclosed to our stockholders either in our annual report or on our internet website, www.cnoocltd.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Audit Fees

         The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements were Rmb 5,790,000 for fiscal year 2003 and Rmb 6,887,000 (US$832,115) for fiscal year 2004.

         Audit-Related Fees

         The aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of the our financial statements and are not reported under "Audit Fees" were Rmb 2,044,345 for fiscal year 2003 and Rmb 993,180 (US$120,000) for fiscal year 2004. The audit-related services provided included accounting advice, transaction support services and advisory to our implementation of Section 404 of the Sarbanes-Oxley Act.

         Tax Fees

         The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were Rmb 778,000 for fiscal year 2003 and Rmb 99,318 (US$12,000) for fiscal year 2004.

         All other fees

         The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were Rmb 420,000 for fiscal year 2003 and nil for fiscal year 2004.

         Audit Committee's pre-approval policies and procedures

         The audit committee under our board of directors is responsible for the appointment, compensation and oversight of the work of our independent auditor. In 2003, our audit committee adopted a policy calling for the audit committee's pre-approval for the engagement of independent auditor for audit and permitted non-audit services. Our board of directors has also ratified the policy and procedures. Under this audit committee policy, proposed services may be pre-approved by the audit committee either on an annual basis or on a case-by-case basis. Appendices to the audit committee policy sets forth (1) the audit, audit-related, tax and other services that may be subject to the general annual pre-approval of the audit committee; (2) non-audit services of a routine and recurring nature that may be subject to specific pre-approval from the audit committee on a case-by-case basis; and (3) a list of prohibited non-audit services. The audit committee will periodically review and revise these attached lists based on its subsequent determinations. The audit committee policy also provides for procedures to establish annual fee levels or budgets for pre-approved services and ratios between different categories of pre-approved services. In addition, the audit committee policy contains provisions that deal with compliance, monitoring, reporting and other related matters.

         During 2004, all of the audit-related services, and all of tax fees paid to our principal accountant were approved by the audit committee. Our principal accountant audited our financial statements for 2004 solely through its full-time, permanent employees, without involvement of its part-time or temporary employees.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

         On May 17, 2004, our board of directors approved a management proposal that allowed us to repurchase shares in the open market based on the general mandates approved by shareholders on May 29, 2003 and June 14, 2004. The authorization permits the purchase of up to 10% of the issued share capital on the Hong Kong Stock Exchange in conformity with relevant regulatory conditions. Shares purchased under the program will be canceled. We have made the following purchases:


                                              Issuer Purchases of Equity Securities

                                                                     Total Number of
                                                                   Shares Purchased as     Maximum Number of
                                                                    Part of Publicly      Shares that May Yet
                      Total Number of       Average Price Paid     Announced Plans or     Be Purchased Under
Period               Shares Purchased           per Share               Programs         the Plans or Programs
-------------        ----------------       ------------------     ------------------    ---------------------
May 18, 2004              5,427,000               HK$2.8615             5,427,000           4,101,655,827

May 24, 2004              3,450,000               HK$3.0964             8,877,000           4,098,205,827

June 17, 2004             7,140,000               HK$3.2673            16,017,000           4,099,055,127

June 21, 2004               876,000               HK$3.1329            16,893,000           4,098,179,127

July 2, 2004                500,000                HK$3.275            17,393,000           4,097,679,127

July 8, 2004              1,060,000               HK$3.2882            18,453,000           4,096,619,127

                                   PART III

ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

         See pages beginning on page F-1 following Item 19.

ITEM 19. EXHIBITS

         The following documents are filed as part of this annual report:

Exhibit
Number    Document
------    --------

1.1 Articles of Association of the Registrant, incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number:
          1-14966).

1.2 Memorandum of Association of the Registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
          333-10862).

2.1 Form of Indenture, incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission (File Number: 1-14966).

2.2 Trust Deed dated December 15, 2004 among CNOOC Limited, CNOOC Finance (2004) Limited and J.P. Morgan Corporate Trustee Services Limited.

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

4.38 Equity Transfer Agreement dated September 5, 2003 between CNOOC China Limited and CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.39 Framework Agreement dated April 8, 2004 with CNOOC Finance Corporation Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number:
          1-14966).

8.1       List of Subsidiaries.

10.1 Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).

12.1      Certification by the Chief Executive Officer in accordance with
          Section 302 of the Sarbanes-Oxley Act of 2002

12.2      Certification by the Chief Financial Officer in accordance with
          Section 302 of the Sarbanes-Oxley Act of 2002

13.1 Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.

                                   SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                        CNOOC Limited



                                        By: /s/ Yunshi Cao
                                        ----------------------------------
                                        Name:  Yunshi Cao
                                        Title: Company Secretary,
                                               General Counsel and
                                               Senior Vice President


Date:  June 22, 2005

CNOOC LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                   Page
CNOOC LIMITED AND ITS SUBSIDIARIES
  Report of Independent Public Accountants...................................................      F-3
  Consolidated income statements for the years ended December 31, 2004, 2003,
    and 2002.................................................................................      F-4
  Consolidated balance sheets as of December 31, 2004 and 2003...............................      F-6
  Consolidated statements of changes in equity for the years ended December 31, 2004, 2003,
    and 2002.................................................................................      F-7
  Consolidated cash flow statements for the years ended December 31, 2004,                         F-8
    2003, and 2002...........................................................................
  Notes to the consolidated financial statements.............................................      F-9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated balance sheets of CNOOC Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Statement of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Hong Kong ("Hong Kong GAAP").

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 37 to the consolidated financial statements.




 /s/ Ernst & Young
----------------------------
Ernst & Young
Certified Public Accountants


Hong Kong
March 29, 2005

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                        CONSOLIDATED INCOME STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                        Notes             2002                 2003                 2004                 2004
                                      ----------    -----------------    -----------------    -----------------    -----------------
                                                        RMB'000              RMB'000              RMB'000               US$'000
REVENUE
   Oil and gas sales                    7,26             23,779,294          28,116,831           36,886,019           4,456,717
   Marketing revenues                     8               2,377,469          12,398,661           18,191,353           2,197,952
   Other income                                             217,052             434,781              144,691              17,483
                                                    -----------------    -----------------    -----------------    -----------------

                                                         26,373,815          40,950,273           55,222,063           6,672,152
                                                    -----------------    -----------------    -----------------    -----------------
EXPENSES
   Operating expenses                                  (  3,775,334)       (  4,512,809)        (  5,070,344)        (   612,619)
   Production taxes                                    (  1,023,049)       (  1,238,598)        (  1,725,674)        (   208,503)
   Exploration expenses                                (  1,318,323)       (    848,072)        (  1,316,160)        (   159,024)
   Depreciation, depletion and
      amortisation                                     (  4,019,532)       (  4,642,753)        (  5,455,062)        (   659,103)
   Dismantlement                         27            (    126,139)       (    167,326)        (    201,637)        (    24,363)
   Crude oil and product purchases        8            (  2,326,338)       ( 12,295,238)        ( 17,963,461)        ( 2,170,418)
   Selling and administrative
     expenses                             9            (  1,006,540)       (  1,212,523)        (  1,057,706)        (   127,796)
   Others                                              (     30,866)       (    350,232)        (     45,844)        (     5,538)
                                                    -----------------    -----------------    -----------------    -----------------

                                                       ( 13,626,121)       ( 25,267,551)        ( 32,835,888)        ( 3,967,364)
                                                    -----------------    -----------------    -----------------    -----------------

PROFIT FROM OPERATING ACTIVITIES                         12,747,694          15,682,722           22,386,175           2,704,788

Interest income                                             147,870             183,576              206,872              24,995
Interest expenses                        10            (    294,792)       (    354,940)        (    441,825)        (    53,383)
Exchange gains/(losses), net                           (    113,814)       (      6,746)              29,269               3,536
Short term investment income                                193,277             123,483               72,438               8,752
Share of profit of associates                               165,387             220,263              344,469              41,620
Non-operating income/(expenses), net                   (     71,379)            314,968              519,206              62,733
                                                    -----------------    -----------------    -----------------    -----------------

PROFIT BEFORE TAX                                        12,774,243          16,163,326           23,116,604           2,793,041

Tax                                      13            (  3,541,416)       (  4,627,836)        ( 6,930,826)         (  837,410)
                                                    -----------------    -----------------    -----------------    -----------------

NET PROFIT                                                9,232,827          11,535,490           16,185,778           1,955,631
                                                    =================    =================    =================    =================


The accompanying notes are an integral part of these financial statements.





                      CNOOC LIMITED AND ITS SUBSIDIARIES
                    CONSOLIDATED INCOME STATEMENTS (CONT'D)
             FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                        Notes             2002                 2003                 2004                 2004
                                      ----------    -----------------    -----------------    -----------------    -----------------
                                                        RMB'000              RMB'000              RMB'000               US$'000

DIVIDENDS
Special interim dividend declared
in place of 2003 final dividend *                                --                  --            2,617,526             316,260
    Interim                              14                 958,314           1,220,132            1,306,451             157,851
    Special interim                      14                      --           1,568,741            2,177,418             263,084
    Proposed final*                      14               1,307,408           1,050,460            1,310,022             158,282
    Proposed special final*              14               1,307,408           1,575,691            2,183,371             263,804
                                                    -----------------    -----------------    -----------------    -----------------
                                                          3,573,130           5,415,024            9,594,788           1,159,281
                                                    =================    =================    =================    =================

DIVIDENDS PER SHARE
Special interim dividend                                         --                  --             RMB0.060           US$ 0.007
declared in place of 2003 final
dividend*
     Interim                             14                RMB0.024            RMB0.030             RMB0.030           US$ 0.004
     Special interim                     14                      --            RMB0.038             RMB0.050           US$ 0.006
     Proposed final*                     14                RMB0.032            RMB0.026             RMB0.030           US$ 0.004
     Proposed special final*             14                RMB0.032            RMB0.038             RMB0.050           US$ 0.006

EARNINGS PER SHARE
    Basic                                15                 RMB0.22             RMB0.28              RMB0.39            US$ 0.05
    Diluted                              15                 RMB0.22             RMB0.28              RMB0.39            US$ 0.05

EARNINGS PER ADS
    Basic                                15                RMB22.48            RMB28.09             RMB39.42            US$ 4.76
    Diluted                              15                RMB22.47            RMB28.06             RMB39.31            US$ 4.75

* The proposed final dividend and special final dividend for 2003 were cancelled and replaced by the special interim dividend declared in 2004.


The accompanying notes are an integral part of these financial statements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                    Notes                  2003                  2004                  2004
                                             -------------------    -------------------   -------------------   -------------------
                                                                          RMB'000               RMB'000                US$'000
NON-CURRENT ASSETS
Property, plant and equipment, net                    16                  43,123,801            57,456,697            6,942,149
Investments in associates                             17                   1,117,640             1,327,109              160,347
                                                                    -------------------   -------------------   -------------------
                                                                          44,241,441            58,783,806            7,102,496
                                                                    -------------------   -------------------   -------------------

CURRENT ASSETS
Accounts receivable, net                              18                   4,248,570             4,276,489              516,703
Inventories and supplies                              19                   1,092,926             1,147,294              138,621
Due from related companies                            26                     756,283             1,173,374              141,772
Other current assets                                                         757,355               556,931               67,290
Short term investments                                20                   5,684,333             5,444,113              657,780
Time deposits with maturities over three
  months                                                                   2,323,000             8,603,000            1,039,448
Cash and cash equivalents                             26                  14,400,394            14,091,524            1,702,595
                                                                    -------------------   -------------------   -------------------
                                                                          29,262,861            35,292,725            4,264,209
                                                                    -------------------   -------------------   -------------------

TOTAL ASSETS                                                              73,504,302            94,076,531           11,366,705
                                                                    ===================   ===================   ===================

CURRENT LIABILITIES
Accounts payable                                      21                   3,969,922             3,102,024              374,799
Other payables and accrued liabilities                22                   1,955,783             4,191,024              506,376
Current portion of long term bank loans               23                      20,618                24,364                2,944
Due to the parent company                           25, 26                   164,653               370,060               44,712
Due to related companies                              26                     474,223               211,425               25,545
Tax payable                                           13                   2,721,331             2,503,466              302,479
                                                                    -------------------   -------------------   -------------------
                                                                           9,306,530            10,402,363            1,256,855
                                                                    -------------------   -------------------   -------------------

NON-CURRENT LIABILITIES
Long term bank loans                                  23                     889,575               865,211              104,538
Long term guaranteed notes                            24                   8,141,669            16,313,550            1,971,069
Provision for dismantlement                           27                   2,646,800             3,089,448              373,280
Deferred tax liabilities                              13                   5,783,196             6,688,498              808,131
                                                                    -------------------   -------------------   -------------------
                                                                          17,461,240            26,956,707            3,257,018
                                                                    -------------------   -------------------   -------------------

CAPITAL AND RESERVES
Issued capital                                        28                     876,978               876,586              105,913
Reserves                                              29                  45,859,554            55,840,875            6,746,919
                                                                    -------------------   -------------------   -------------------
                                                                          46,736,532            56,717,461            6,852,832
                                                                    -------------------   -------------------   -------------------

TOTAL EQUITY AND LIABILITIES                                              73,504,302            94,076,531           11,366,705
                                                                    ===================   ===================   ===================

The accompanying notes are an integral part of these financial statements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                        STATEMENTS OF CHANGES IN EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002



                                                                                           Statutory
                                                                           Cumulative       and non-
                                      Share        Share    Revaluation   translation   distributive      Retained
                                    capital      premium        reserve       reserve        reserve      earnings         Total
                                  ---------   ----------    -----------   -----------   ------------   -----------   -----------
                                    RMB'000      RMB'000        RMB'000       RMB'000        RMB'000       RMB'000       RMB'000
Balances at January 1, 2002 as
  previously stated                 876,978   20,761,205        274,671      ( 5,648)      1,535,360     9,867,940    33,310,506
Cumulative effect of change in
  accounting policy                       -            -              -             -              -       298,157       298,157
                                  ---------   ----------    -----------   -----------   ------------   -----------   -----------
Balances at January 1, 2002
   as restated                      876,978   20,761,205        274,671      ( 5,648)      1,535,360    10,166,097    33,608,663
Net profit for the year                   -            -              -             -              -     9,232,827     9,232,827
Appropriation to statutory
   reserve                                -            -              -             -        697,050   (  697,050)             -
Dividends                                 -            -              -             -              -   (2,265,054)   (2,265,054)
Foreign currency translation
  differences                             -            -              -      ( 7,948)             -             -       ( 7,948)
                                  ---------   ----------    -----------   -----------   ------------   -----------   -----------
Net losses not recognised in
  the income statement                    -            -              -      ( 7,948)             -             -       ( 7,948)
                                  ---------   ----------    -----------   -----------   ------------   -----------   -----------
Balances at January 1, 2003         876,978   20,761,205        274,671      (13,596)      2,232,410    16,436,820    40,568,488
Net profit for the year                   -            -              -             -              -    11,535,490    11,535,490
Appropriation to statutory
   reserve                                -            -              -             -        818,079     (818,079)             -
Dividends                                 -            -              -             -              -   (5,403,689)   (5,403,689)
Transfer to / (from) reserve              -            -              -             -      5,000,000   (5,000,000)             -
Foreign currency translation
  differences                             -            -              -        36,243              -             -        36,243
                                  ---------   ----------    -----------   -----------   ------------   -----------   -----------
Net gains not recognised in
  the income statement                    -            -              -        36,243              -             -        36,243
                                  ---------   ----------    -----------   -----------   ------------   -----------   -----------

Balances at January 1, 2004         876,978   20,761,205        274,671        22,647      8,050,489    16,750,542    46,736,532
Repurchase of shares (note 28)      (  392)            -              -             -              -     ( 60,761)     ( 61,153)
Transfer of reserves upon
  shares repurchase (note 28)             -          392              -             -              -       (  392)             -
Net profit for the year                   -            -              -             -              -    16,185,778    16,185,778
Appropriation to statutory
  reserve                                 -            -              -             -      1,363,121  ( 1,363,121)             -
Dividends (note 14)                       -            -              -             -              -  ( 6,101,395)   (6,101,395)
Foreign currency translation
  differences                             -            -              -     ( 42,301)              -             -     ( 42,301)
Net losses not recognised in      ---------   ----------    -----------   -----------   ------------   -----------   -----------
  the income statement                    -            -              -     ( 42,301)              -             -     ( 42,301)
                                  ---------   ----------    -----------   -----------   ------------   -----------   -----------
Balances at December 31, 2004       876,586   20,761,597        274,671     ( 19,654)      9,413,610    25,410,651    56,717,461
                                  =========   ==========    ===========   ===========   ============   ===========   ===========


* These reserve accounts comprise the consolidated reserves of RMB55,840,875,000 (2003: RMB45,859,554,000; 2002: RMB39,691,510,000) in
  the consolidated balance sheet.

  The accompanying notes are an integral part of these financial statements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                       CONSOLIDATED CASH FLOW STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002



                                        Notes             2002                 2003                 2004                 2004
                                      ----------    -----------------    -----------------    -----------------    -----------------
                                                        RMB'000              RMB'000              RMB'000               US$'000
OPERATING ACTIVITIES
Cash generated from operations          31(a)            17,406,915          21,142,911           29,705,761           3,589,169
Income taxes paid                                     (  3,013,279)       (  3,514,807)        (  7,402,280)        (   894,373)
Income tax refund                                           167,065                   -                    -                   -
Interest received                                           147,870             183,576              206,871              24,995
Dividends received                                           90,000              90,000              135,000              16,312
Short term investments income
     received                                                79,679              55,840                4,626                 559
Interest paid                                        (     136,222)       (    138,801)        (    322,118)        (    38,920)
                                                    -----------------    -----------------    -----------------    -----------------

Net cash inflow from operating
  activities                                             14,742,028          17,818,719           22,327,860           2,697,742
                                                    -----------------    -----------------    -----------------    -----------------

INVESTING ACTIVITIES
Acquisition of and prepayment for
     oil and gas properties             31(b)         (  4,734,174)       (  4,100,900)        (  5,779,140)        (   698,259)
Additions of property, plant and
     equipment                                        (  6,832,746)       (  8,271,564)         (12,842,905)         (1,551,731)
Proceeds from disposals of property,
  plant and equipment                                           446                   -                    -                   -
Investment in an associate                                        -       (    450,000)                    -                   -
(Increase)/decrease in time deposits
  with maturities over three months                   (  2,640,000)           2,367,000        (  6,280,000)        (   758,775)
Additions of short term investments                   (  3,399,413)       (  8,144,702)        (  5,735,093)        (   692,937)
Disposals of short term investments                       5,882,305           9,087,581            6,029,946             728,562
                                                    -----------------    -----------------    -----------------    -----------------
Net cash outflow from investing
     activities                                        (11,723,582)       (  9,512,585)         (24,607,192)         (2,973,140)
                                                    -----------------    -----------------    -----------------    -----------------
FINANCING ACTIVITIES
Issue of long term guaranteed notes                       4,059,345           3,995,773            8,154,085             985,209
Repayment of bank loans                               (  3,367,347)       (    336,938)        (     21,075)        (     2,546)
Dividends paid                                        (  2,265,054)       (  5,403,689)        (  6,101,395)        (   737,195)
Share repurchases                                                 -                   -        (     61,153)        (     7,389)
                                                    -----------------    -----------------    -----------------    -----------------
Net cash inflow/(outflow) from
     financing activities                             (  1,573,056)       (  1,744,854)            1,970,462             238,079
                                                    -----------------    -----------------    -----------------    -----------------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS                                             1,445,390           6,561,280         (   308,870)          (  37,319)

Cash and cash equivalents at
     beginning of year                                    6,393,724           7,839,114           14,400,394           1,739,914
                                                    -----------------    -----------------    -----------------    -----------------


CASH AND CASH EQUIVALENTS AT END OF
  YEAR                                                    7,839,114          14,400,394           14,091,524           1,702,595
                                                    -----------------    -----------------    -----------------    -----------------

ANALYSIS OF BALANCES OF CASH AND
  CASH EQUIVALENTS

Cash and bank balances                                    7,839,114          14,400,394           14,091,524           1,702,595
                                                    -----------------    -----------------    -----------------    -----------------

The accompanying notes are an integral part of these financial statements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


1.   CORPORATE INFORMATION

     CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on August 20, 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

     The registered office address is 65/F, Bank of China Tower, Garden Road, Hong Kong.

     In the opinion of the directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

     Particulars of the principal subsidiaries are as follows:


                                    Place and date of                             Percentage of
                                    incorporation/           Nominal value of            equity
                                    registration and          issued ordinary   attributable to
      Name                          operations                  share capital       the Company    Principal activities
      ---------------------------   -------------------     -----------------   ---------------    --------------------
      Directly held subsidiaries:

      CNOOC China Limited           Tianjin, the PRC            RMB15 billion              100%      Offshore petroleum
                                    September 15, 1999                                                     exploration,
                                                                                                           development,
                                                                                                    production and sale
                                                                                                             in the PRC

      CNOOC International           British Virgin                       US$2              100%      Investment holding
      Limited                       Islands
                                    August 23, 1999

      China Offshore Oil            Singapore                     S$3 million              100%   Sale and marketing of
      (Singapore)                   May 14, 1993                                                   petroleum outside of
      International Pte., Ltd.                                                                                  the PRC

      CNOOC Finance (2002)          British Virgin                   US$1,000              100%           Bond issuance
      Limited                       Islands
                                    January 24, 2002

      CNOOC Finance (2003)          British Virgin                   US$1,000              100%           Bond issuance
      Limited                       Islands
                                    April 2, 2003

      CNOOC Finance (2004)          British Virgin                   US$1,000              100%           Bond issuance
      Limited                       Islands
                                    December 9, 2004


      Indirectly held subsidiaries*:

      Malacca Petroleum Limited     Bermuda                         US$12,000              100%      Offshore petroleum
                                    November 2, 1995                                                       exploration,
                                                                                                        development and
                                                                                                          production in
                                                                                                              Indonesia


                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


1.   CORPORATE INFORMATION (CONT'D)


                                     Place and date of                             Percentage of
                                     incorporation/           Nominal value of            equity
                                     registration and          issued ordinary   attributable to
       Name                          operations                  share capital       the Company   Principal activities
      ---------------------------   -------------------      -----------------   ----------------  --------------------
      Indirectly held subsidiaries* (cont'd):

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

      CNOOC Poleng Ltd.              Labuan, F.T.,                        US$1              100%     Offshore petroleum
                                     Malaysia                                                              exploration,
                                     March 27, 2002                                                     development and
                                                                                                          production in
                                                                                                              Indonesia

      CNOOC Madura Ltd.              Labuan, F.T.,                        US$1              100%     Offshore petroleum
                                     Malaysia                                                              exploration,
                                     March 27, 2002                                                     development and
                                                                                                          production in
                                                                                                              Indonesia

      CNOOC Blora Ltd.               Labuan, F.T.,                        US$1              100%      Onshore petroleum
                                     Malaysia                                                              exploration,
                                     March 27, 2002                                                     development and
                                                                                                          production in
                                                                                                              Indonesia


                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


1.   CORPORATE INFORMATION (CONT'D)


                                     Place and date of                             Percentage of
                                     incorporation/           Nominal value of            equity
                                     registration and          issued ordinary   attributable to
      Name                           operations                  share capital       the Company   Principal activities
      ---------------------------   -------------------      -----------------   ----------------  --------------------
      Indirectly held subsidiaries* (cont'd):

      CNOOC NWS Private Ltd.          Singapore                            S$1              100%     Offshore petroleum
                                      October 8, 2002                                                      exploration,
                                                                                                        development and
                                                                                                          production in
                                                                                                              Australia

      CNOOC Wiriagar Overseas Ltd.    British Virgin                      US$1              100%     Offshore petroleum
                                      Islands                                                              exploration,
                                      January 15, 2003                                                  development and
                                                                                                          production in
                                                                                                              Indonesia

      CNOOC Muturi Ltd.               The Isle of Man             US$7,780,700              100%     Offshore petroleum
                                      February 8, 1996                                                     exploration,
                                                                                                        development and
                                                                                                          production in
                                                                                                              Indonesia



*    Indirectly held through CNOOC International Limited.

2.   IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS
     ("HKFRSs")

     The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs, but is not yet in a position to state when these new HKFRSs would have a significant impact on its results of operations and financial position.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of preparation
     --------------------

     These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") and the Companies Ordinance. They have been prepared under the historical cost convention as modified by the revaluation of land and buildings and short term investments.

     On March 16, 2004, the Company's shareholders approved a five-for-one stock split of the Company's shares (the "Stock Split"). The Stock Split was effected by dividing each of the Company's issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each, and to increase the board lot size for trading on The Stock Exchange of Hong Kong Limited (the "HKSE") from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each. The ratio of the Company's American Depository Receipts ("ADR") listed on the New York Stock Exchange also changed such that each ADR now represents 100 subdivided common shares of HK$0.02 each, as opposed to 20 common shares of HK$0.10 each prior to the Stock Split. All references in the consolidated financial statements referring to share, share option and per share amounts of the shares of the Company have been adjusted retroactively for the Stock Split.

     Basis of consolidation
     ----------------------

     The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2004. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

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

     The Group's share of the post-acquisition results and reserves of the associate is included in the consolidated income statement and consolidated reserves, respectively. The Group's proportionate interests in the associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The results of the associates are included in the Company's income statement to the extent of dividends received and receivable.

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

     Impairment of assets
     --------------------

     An assessment is made whenever events or changes in circumstances indicate that there is any indication of impairment of any assets, or when there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use and its net selling price.

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

     Research and development costs
     ------------------------------

     All research costs are charged to the income statement as incurred.

     Development costs (other than relating to oil and gas properties discussed above) incurred on projects are capitalised and deferred only when the projects are clearly defined; the expenditures are separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible and have commercial value. Development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

     Trade and other receivables
     ---------------------------

     Trade and other receivables are stated at their cost, after provision for doubtful accounts.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     Short term investments
     ----------------------

     Short term investments are investments in debt and equity securities not intended to be held on a continuing basis and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement in the period in which they arise.

     Inventories and supplies
     ------------------------

     Inventories consisting primarily of oil and supplies consist mainly of items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Supplies are capitalised to property, plant and equipment when used for renewals and betterments of oil and gas properties and have resulted in an increase in the future economic values of oil and gas properties or are recognised as expenses when used.

     Cash and cash equivalents
     -------------------------

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

     Provisions
     ----------

     A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

     When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in interest expenses in the income statement.

     Provisions for dismantlement are made based on the present value of the future costs expected to be incurred, on a property-by-property basis, in respect of the Group's expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

     Income tax
     ----------

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

     Revenue recognition
     -------------------

     Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

     (i)  Oil and gas sales

          Revenues represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and PRC government share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

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

          The Group has entered into gas sales contracts with customers which contains take-or-pay clauses. The clauses require those customers to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, those customers must pay for the deficiency gas, even though the gas is not taken. Those customers can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until any make-up gas is taken by those customers or the expiry of the contracts.

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     Retirement and termination benefits
     -----------------------------------

     The Group participates in defined contribution plans based on local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 5% to 22% of the employees' basic salaries. The Group's contributions to these defined contribution plans are charged to expense in the year to which they relate.

     Share option schemes
     --------------------

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

     Dividends
     ---------

     Final and special final dividends proposed by the directors are classified as a separate allocation of retained earnings within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

     Interim and special interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

     Borrowing costs
     ---------------

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

     Borrowing costs (cont'd)
     ------------------------

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

     Foreign currencies
     ------------------

     The books and records of the Company and its subsidiary in China are maintained in Renminbi ("RMB"). Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the income statement.

     On consolidation, the financial statements of overseas subsidiaries are translated into RMB using the net investment method. The income statements of overseas subsidiaries are translated into RMB at the weighted average exchange rates for the year, and their balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the cumulative translation reserve.

     For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

     Convenience Translation
     -----------------------

     Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB8.2765 on December 31, 2004 in the City of New York for cable transfers of RMB as certified for customs purpose by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

     Repairs, maintenance and overhaul costs
     ---------------------------------------

     Repairs, maintenances and overhaul costs are normally charged to the income statement as operating expenses in the period in which they are incurred.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     Financial instruments
     ---------------------

     The Group has interest rate and currency swap contracts with financial institutions. Those financial instruments not designated as hedging instruments are carried at fair value, with any changes in fair value thereof included in the income statement.

     Operating leases
     ----------------

     Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Company is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

     Contingencies
     -------------

     Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

     A contingent asset is not recognised in the financial statements, but are disclosed when an inflow of economic benefits is probable.

     Subsequent events
     -----------------

     Post-year-end events that provide additional information about the Company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

     Use of estimates
     ----------------

     The preparation of financial statements in conformity with Hong Kong GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4.   ACQUISITIONS

     (i) In 2003, the Company acquired from British Petroleum ("BP") an equivalent of 12.5% interest in the proposed joint venture known as the Tangguh LNG Project of Indonesia ("Tangguh LNG Project") for approximately US$275 million (equivalent to approximately RMB2,276,578,000) through the acquisition of certain interest in production sharing contracts ("PSCs") which was effective from January 1, 2003. The Tangguh LNG Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. The Tangguh LNG Project partners have signed a conditional 25-year Liquefied Natural Gas ("LNG") Supply Contract (the "LNG Supply Contract") to provide up to 2.6 million tonnes per annum of LNG to the Fujian LNG project in the PRC, beginning in 2008. The Company completed the Tangguh acquisition on February 8, 2003. CNOOC has an equity interest in the Fujian LNG project.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


4.   ACQUISITIONS

          In addition, a repurchase agreement (the "Repurchase Agreement") was entered into whereby put options and call options are granted to the Company and the sellers, respectively, to sell or to repurchase the interests in the above mentioned PSCs. The options are exercisable if:

          (1) the LNG Supply Contract is terminated due to the non-satisfaction of the conditions precedent to the LNG Supply Contract on or before December 31, 2004; or

          (2) the LNG Supply Contract is otherwise legally ineffective on or before December 31, 2004.

          The exercise price of the options are determined based on the original consideration paid plus adjustments stipulated in the Repurchase Agreement.

          The options lapsed on December 31, 2004. As such, although the consideration was paid in full in 2003, the acquisition date for accounting purpose is December 31, 2004.

          During the year, the Company acquired from British Gas International Limited a 20.767% interest in the Muturi Production Sharing Contract ("Muturi PSC") for a consideration of US$105.1 million (equivalent to approximately RMB869,881,000), subject to a final price adjustment. The purchase increased the Company's interest in the Muturi PSC to 64.767% and its interest in the Tangguh LNG Project increased from 12.5% to 16.96%. The Company completed the acquisition on May 13, 2004. As at December 31, 2004, Tangguh LNG project was still in the development stage.

     (ii) On May 15, 2003, the Company entered into an equity sale and purchase agreement and a Gas Production and Processing Agreement (the "Agreements") with the existing North West Shelf ("NWS Project") partners to acquire an interest in the upstream production and reserves of the NWS Project. Under the Agreement, the Company will acquire an interest of approximately 5.3% in the NWS Project and a 25% interest in the China LNG Joint Venture, a new joint venture to be established within the NWS Project. According to the Agreement, the Company has the right to acquire more interest in the NWS Project should the final quantity of LNG committed under the LNG supply agreement to the facilities in Guangdong Province be increased. The total consideration of the acquisition is US$348 million, subject to certain conditions, including the LNG supply agreement to Guangdong becoming unconditional, have been fulfilled. In addition, the Company will be required to make an upfront tariff payment relating to certain LNG processing facilities amounting to US$180 million. CNOOC has an equity interest in the Guangdong LNG Project.

          On December 23, 2003, the Company signed a Deed of Amendment to the Agreement and a Deed of Amendment to the Gas Production and Processing Agreements (the "Deeds") and agreed to pay US$483,577,000 representing deposit of the consideration and tariff payment, to the NWS project participants by January 2, 2004. The Company made the payment on January 2, 2004.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


4.   ACQUISITIONS (CONT'D)

     On December 18, 2004, the Company paid the balance of the consideration payable and concurrently entered into a side letter for the fulfillment of a condition precedent to the purchase. As such, the consideration paid of approximately US$567 million (equivalent to approximately RMB4,693,809,000) including the payment of the tariff of US$180 million plus direct incremental costs relating to the acquisition were included as a prepayment in property, plant and equipment as at December 31, 2004. As at December 31, 2004, NWS Project was still in the development stage.

    (iii) Apart from the acquisitions above, during the year, the Company also acquired from VANCO Energy Company an 11.25% interest in a petroleum agreement in Ras Tafelney, Morocco for approximately US$7.75 million. The PSC was still in an exploration stage as of December 31, 2004.

     (iv) In addition, the Company also entered into production sharing contracts with Golden Aaron Pte. Ltd. and China Global Construction Limited in Myanmar during the year. The PSCs were still in a pre-exploration stage as of December 31, 2004. The Company is the operator.

5.   PRODUCTION SHARING CONTRACTS

     PRC
     ---

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

     In general, the Group has the option to take a up to 51% participating interest in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


5.   PRODUCTION SHARING CONTRACTS (CONT'D)

     PRC (cont'd)
     ------------

     Part of the Group's annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interest according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners based on their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

     The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for resale in the PRC market.

     Overseas
     --------

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

     (a)  Business segments

          The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates performance based on profit or loss from operations before income taxes.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


6.   SEGMENT INFORMATION (CONT'D)

(a)  Business segments (cont'd)

     The following tables present revenues, profit and certain assets, liabilities and expenditures information for the Group's business segments.



                                                 Independent operations                       Production sharing contracts
                                      ---------------------------------------------- -----------------------------------------------
Segment revenue                                 2002           2003            2004            2002            2003            2004
---------------                       --------------- -------------- --------------- --------------- --------------- ---------------
                                             RMB'000        RMB'000         RMB'000         RMB'000         RMB'000         RMB'000
Sales to external customers:
    Oil and gas sales                    10,318,549      12,040,587     15,177,621      13,460,745      16,076,244      21,708,398
    Marketing revenues                            -               -              -               -               -               -
Intersegment revenues                             -               -        920,669       1,023,547       3,730,797       2,551,181
Other income                                 43,513           8,468          6,139         133,108         424,493         136,942
                                      --------------- -------------- --------------- --------------- --------------- ---------------
Total                                    10,362,062      12,049,055     16,104,429      14,617,400      20,231,534      24,396,521
                                      --------------- -------------- --------------- --------------- --------------- ---------------
Segment results
---------------

Operating expenses                       (1,268,360)     (1,579,004)    (1,828,614)     (2,506,974)     (2,933,805)     (3,241,730)
Production taxes                         (  556,583)     (  626,897)      (775,210)     (  466,466)     (  611,701)       (950,464)
Exploration costs                        (1,241,759)       (590,541)    (1,136,055)        (76,564)       (257,531)       (180,105)
Depreciation, depletion and
   amortisation                          (1,635,131)     (1,855,983)    (2,235,064)     (2,384,401)     (2,786,770)     (3,219,998)
Dismantlement                            (   72,751)     (   96,206)      (117,310)     (   53,388)     (   71,120)        (84,327)
Crude oil and product purchases                   -               -       (920,669)     (1,023,547)     (3,730,797)     (2,551,181)
Selling and administrative expenses         (38,548)        (62,247)       (50,721)       (553,537)       (666,369)       (557,521)
Others                                            -         (36,406)             -         (30,866)       (313,826)        (45,844)
Interest income                                   -               -              -           3,831          14,302           2,077
Interest expenses                           (62,081)        (60,358)      (135,119)        (17,100)        (20,817)        (64,956)
Exchange gains/(losses), net                      -               -              -             794             124         (15,308)
Short term investments income                     -               -              -               -               -               -
Share of profit of associates                     -               -              -               -               -               -
Non-operating income/(expenses),
   net                                      (85,414)              -              -            (220)              -               -
Tax                                               -               -              -                               -               -
                                      --------------- -------------- --------------- --------------- --------------- ---------------
Net profit                                5,401,435       7,141,413      8,905,667       7,508,962       8,853,224      13,487,164
                                      --------------- -------------- --------------- --------------- --------------- ---------------
Other segment information
-------------------------

Segment assets                           16,899,455      36,087,581     20,670,651      22,446,447      26,821,223      37,767,197
Investment in associates                          -               -              -               -               -               -
Total assets                             16,899,455      36,087,581     20,670,651      22,446,447      26,821,223      37,767,197
Segment liabilities                      (3,033,327)     (3,554,720)    (3,913,905)    (10,200,032)    (12,620,113)    (11,453,307)
Capital expenditure                       2,770,640       5,960,071      6,309,397       4,396,933       2,264,625      13,145,839
                                      =============== ============== =============== =============== =============== ===============

                                                        Trading business                                  Unallocated
                                      ---------------------------------------------- -----------------------------------------------
Segment revenue                                 2002           2003            2004            2002            2003            2004
---------------                       --------------- -------------- --------------- --------------- --------------- ---------------
                                             RMB'000        RMB'000         RMB'000         RMB'000         RMB'000         RMB'000
Sales to external customers:
    Oil and gas sales                            -               -                -               -               -              -
    Marketing revenues                   2,377,469      12,398,661       18,191,353               -               -              -
Intersegment revenues                            -               -                -               -               -              -
Other income                                     -               -                -          40,431           1,820          1,610
Total                                    2,377,469      12,398,661       18,191,353          40,431           1,820          1,610
Segment results
Operating expenses                               -               -                -               -               -              -
Production taxes                                 -               -                -               -               -              -
Exploration costs                                -               -                -               -               -              -
Depreciation, depletion and
   amortisation                                  -               -                -               -               -              -
Dismantlement                                    -               -                -               -               -              -
Crude oil and product purchases         (2,326,338)    (12,295,238)     (17,963,461)              -               -              -
Selling and administrative
   expenses                                      -               -                -        (414,455)       (483,907)      (449,464)
Others                                           -               -                -               -               -              -
Interest income                                  -               -                -         144,039         169,274        204,795
Interest expenses                                -               -                -        (215,611)       (273,765)      (241,750)
Exchange gains/(losses), net                     -               -                -        (114,608)         (6,870)        44,577
Short term investments income                    -               -                -         193,277         123,483         72,438
Share of profit of associates                    -               -                -         165,387         220,263        344,469
Non-operating income/(expenses),
   net                                           -               -                -          14,255         314,968        519,206
Tax                                              -               -                -      (3,541,416)     (4,627,836)    (6,930,826)
Net profit                                  51,131         103,423          227,892      (3,728,701)     (4,562,570)    (6,434,945)
Other segment information
Segment assets                             630,704       2,629,009        1,712,212      20,581,722       6,848,849     32,599,362
Investment in associates                         -               -                -         537,377       1,117,640      1,327,109
Total assets                               630,704       2,629,009        1,712,212      21,119,099       7,966,489     33,926,471
Segment liabilities                        (21,665)     (2,173,828)        (809,663)     (7,272,193)     (8,419,109)   (21,182,195)
Capital expenditure                              -               -                -          37,652          46,868        164,775


                                                         Eliminations                                     Consolidated
                                      ---------------------------------------------- -----------------------------------------------
Segment revenue                                 2002           2003            2004            2002            2003            2004
---------------                       --------------- -------------- --------------- --------------- --------------- ---------------
                                             RMB'000        RMB'000         RMB'000         RMB'000         RMB'000         RMB'000
Sales to external customers:
    Oil and gas sales                             -              -                -      23,779,294      28,116,831     36,886,019
    Marketing revenues                            -              -                -       2,377,469      12,398,661     18,191,353
Intersegment revenues                    (1,023,547)    (3,730,797)      (3,471,850)              -               -              -
Other income                                      -              -                -         217,052         434,781        144,691
Total                                    (1,023,547)    (3,730,797)      (3,471,850)     26,373,815      40,950,273     55,222,063
Segment results
Operating expenses                                -              -                -      (3,775,334)     (4,512,809)    (5,070,344)
Production taxes                                  -              -                -      (1,023,049)     (1,238,598)    (1,725,674)
Exploration costs                                 -              -                -      (1,318,323)       (848,072)    (1,316,160)
Depreciation, depletion and
   amortisation                                   -              -                -      (4,019,532)     (4,642,753)    (5,455,062)
Dismantlement                                     -              -                -      (  126,139)     (  167,326)      (201,637)
Crude oil and product purchases           1,023,547      3,730,797        3,471,850      (2,326,338)    (12,295,238)   (17,963,461)
Selling and administrative expenses               -              -                -      (1,006,540)     (1,212,523)    (1,057,706)
Others                                            -              -                -         (30,866)        (350,232)       (45,844)
Interest income                                   -              -                -         147,870          183,576        206,872
Interest expenses                                 -              -                -        (294,792)        (354,940)      (441,825)
Exchange gains/(losses), net                      -              -                -        (113,814)          (6,746)        29,269
Short term investments income                     -              -                -         193,277          123,483         72,438
Share of profit of associates                     -              -                -         165,387          220,263        344,469
Non-operating income/(expenses),
   net                                            -              -                -         (71,379)         314,968        519,206
Tax                                               -              -                -      (3,541,416)      (4,627,836)    (6,930,826)
Net profit                                                                                9,232,827       11,535,490     16,185,778
Other segment information
Segment assets                                    -              -                -      60,558,328       72,386,662     92,749,422
Investment in associates                          -              -                -         537,377        1,117,640      1,327,109
Total assets                                      -              -                -      61,095,705       73,504,302     94,076,531
Segment liabilities                               -              -                -     (20,527,217)     (26,767,770)   (37,359,070)
Capital expenditure                               -              -                -       7,205,225        8,271,564     19,620,011


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

          The Group mainly engaged in the exploration, development and production of crude oil and natural gas in offshore China. Any activities outside PRC are mainly conducted in Indonesia and Singapore. An analysis by geographical segment is as follows:

                                                    PRC                                          Outside PRC
                               -----------------------------------------------  -----------------------------------------------
                                    2002            2003             2004            2002             2003            2004
                               --------------  --------------  ---------------  --------------  --------------  ---------------
                                 RMB'000         RMB'000          RMB'000         RMB'000          RMB'000         RMB'000
External sales                   22,781,301      25,416,466       30,453,453       3,592,514       15,533,807      24,768,610
Segment assets                   50,647,452      61,357,931       75,298,171      10,448,253       12,146,371      18,778,360
Capital expenditures              6,453,798       7,727,171       12,014,894         751,427          544,393       7,605,117


                                                   Total
                               -----------------------------------------------
                                    2002            2003             2004
                               --------------  --------------  ---------------
External sales                    26,373,815      40,950,273       55,222,063
Segment assets                    61,095,705      73,504,302       94,076,531
Capital expenditures               7,205,225       8,271,564       19,620,011


     (c) An analysis of sales to major customers by business segment is as follows:


                                                                  2002                2003                 2004
                                                            -----------------    ----------------    -----------------
                                                                RMB'000              RMB'000              RMB'000
           Production sharing contracts
           ----------------------------
           China Petroleum & Chemical Corporation              3,707,536            3,848,361            6,932,008
           PetroChina Company Limited                          1,187,571            1,446,169            1,944,709
           Castle Peak Power Company Limited                   1,247,639              841,285            1,070,436
                                                               ---------            ---------            ---------
                                                               6,142,746            6,135,815            9,947,153
                                                               ---------            ---------            ---------

           Independent operations
           ----------------------
           China Petroleum & Chemical Corporation              3,183,341            3,126,708            3,702,058
                                                               ---------            ---------            ---------
                                                               9,326,087            9,262,523           13,649,211
                                                               =========            =========           ==========

7.   OIL AND GAS SALES


                                                                 2002                 2003                 2004
                                                            -----------------    ----------------    -----------------
                                                                RMB'000              RMB'000              RMB'000

       Gross sales                                             26,086,646           30,556,967           39,955,702
       Royalties                                              (   464,113)         (   478,454)         (   610,055)
       PRC government share oil                               ( 1,843,239)         ( 1,961,682)         ( 2,459,628)
                                                              ------------         ------------         ------------

                                                               23,779,294           28,116,831           36,886,019
                                                              ============         ============         ============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


8.   MARKETING PROFIT


                                                                  2002               2003               2004
                                                            -----------------    ----------------    -----------------
                                                                 RMB'000             RMB'000              RMB'000

       Marketing revenues                                         2,377,469         12,398,661           18,191,353
       Crude oil and product purchases                         (  2,326,338)       (12,295,238)         (17,963,461)
                                                               ------------         ----------           ----------
                                                                     51,131            103,423              227,892
                                                               ============         ==========           ==========

9.   SELLING AND ADMINISTRATIVE EXPENSES


                                                                  2002               2003               2004
                                                            -----------------    ----------------    -----------------
                                                                 RMB'000               RMB'000             RMB'000

       Salary and staff benefits                                    390,376            393,165             265,007
       Utility and office expenses                                  100,502             90,801             115,817
       Transportation and entertainment                              64,319             74,218              75,675
       Rentals and maintenance                                       75,738            107,310             128,579
       Management fee                                               151,860            219,771             218,087
       Selling expenses                                              38,548             30,686              36,015
       (Reversal) of/Provision for inventory obsolescence                -              8,745          (    2,710)
       Other                                                        185,197            287,827             221,236
                                                               ------------         ----------           ---------

                                                                  1,006,540          1,212,523           1,057,706
                                                               ============         ==========           ==========


10.  INTEREST EXPENSES


                                                                 2002                2003              2004
                                                            -----------------    ----------------    -----------------
                                                                 RMB'000              RMB'000             RMB'000

       Interest on bank loans which are:
          - wholly repayable within five years                     177,156              81,539             80,829
          - not wholly repayable within five years                       -                   -                  -
       Interest on long term guaranteed notes                      215,028             391,005            485,812
       Other borrowing costs                                        12,426              34,933                163
                                                                ----------           ---------            -------
       Total interest                                              404,610             507,477            566,804

       Less: Amount capitalised in property, plant
                   and equipment (note 16)                     (   187,714)         (  245,783)          (244,686)
                                                                ----------           ---------            -------
                                                                   216,896             261,694            322,118
       Other finance costs:
       Increase  in   discounted   amount  of   provisions
        arising from the passage of time (note 27)                  77,896              93,246            119,707
                                                                ----------           ---------            -------
                                                                   294,792             354,940            441,825
                                                                ==========           =========            =======

     The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 9.2% per annum for the year ended December 31, 2004. (2003:4.1% to 9.15%, 2002:2.35% to 9.15%).

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


11.  DIRECTORS' REMUNERATION

     Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, is as follows:


                                                                   2002                2003                2004
                                                            -----------------    ----------------    -----------------
                                                                 RMB'000              RMB'000             RMB'000

      Fees for executive directors                                    -                   -                    -
      Fees for non-executive directors                              890               1,000                  851

      Other emoluments for executive directors
         - Basic salaries and allowances                          6,654               6,327                6,556
         - Bonus                                                  1,109               2,100                    -
         - Pension scheme contribution                              214                 207                   62
         - Other                                                  1,500               1,425                1,200


     The number of directors whose remuneration fell within the following bands is as follows:


                                                                              Number of Directors
                                                            ----------------------------------------------------------
                                                                  2002                 2003                 2004
                                                            -----------------    ----------------    -----------------
       Nil to HK$1,000,000                                          8                    6                    6
       HK$1,000,001- HK$1,500,000                                   -                    1                    -
       HK$1,500,001- HK$2,000,000                                   2                    -                    -
       HK$2,000,001- HK$2,500,000                                   1                    -                    -
       HK$2,500,001- HK$3,000,000                                   -                    2                    1
       HK$3,000,001- HK$3,500,000                                   -                    -                    1
                                                            -----------------    ----------------    -----------------

                                                                   11                    9                    8
                                                            =================    ================    =================


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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


12.  FIVE HIGHEST PAID EMPLOYEES

     Details of the remuneration of the five highest paid employees during the year are as follows:


                                                                  2002              2003              2004
                                                             ---------------    --------------    -------------
                                                                 RMB'000           RMB'000           RMB'000
      Basic salaries and allowances                                8,227            15,857           18,227
      Bonus                                                        2,518             2,550            4,589
      Pension scheme contributions                                   505             1,332            1,509
      Other                                                        2,732             2,743            2,282
                                                                  ------            ------           ------

                                                                  13,982            22,482           26,607
                                                                  ======            ======           ======

      Number of directors                                              4                 -                -
      Number of employees                                              1                 5                5



     The number of highest paid employees whose remuneration fell within the following bands is as follows:


                                                                           Number of employees
                                                        -----------------------------------------------------------
                                                               2002                2003                2004
                                                        ------------------- ------------------- -------------------
     Nil to HK$1,000,000                                         1                    -                   -
     HK$1,500,001- HK$2,000,000                                  2                    -                   -
     HK$2,500,001- HK$3,000,000                                  1                    -                   -
     HK$3,000,001- HK$3,500,000                                  -                    -                   1
     HK$3,500,001- HK$4,000,000                                  -                    3                   1
     HK$4,000,001- HK$4,500,000                                  -                    -                   1
     HK$4,500,001- HK$5,000,000                                  1                    -                   -
     HK$5,000,001- HK$5,500,000                                  -                    2                   -
     HK$5,500,001- HK$6,000,000                                  -                    -                   1
     HK$6,000,001- HK$8,000,000                                  -                    -                   -
     HK$8,000,001- HK$8,500,000                                  -                    -                   1
                                                        ------------------- ------------------- -------------------
                                                                 5                    5                   5
                                                        =================== =================== ===================


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

          The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income generating activities, respectively. The Company's subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. The Company's subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at the rate of 43.125% to 51.875%. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the year presented.

          An analysis of the provision for tax in the consolidated income statement was as follows:


                                                                    2002              2003              2004
                                                               ---------------    --------------    -------------
                                                                   RMB'000           RMB'000           RMB'000
            Overseas income taxes
                - Current                                           406,493            654,988          755,568
                - Deferred                                           26,094           (179,134)      (  170,118)
            PRC enterprise income tax
                - Current                                         2,786,938          3,623,157        6,411,417
                - Deferred                                          321,891            528,825       (   66,041)
                                                                  ---------          ---------        ---------

            Tax charge for the year                               3,541,416          4,627,836        6,930,826
                                                                  =========          =========        =========

          A reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group is as follows:


                                                                     2002             2003             2004
                                                               ---------------    --------------    -------------
                                                                         %                 %                 %
           Statutory PRC enterprise income tax rate                  33.0              33.0              33.0
           Effect of tax exemption granted                           (3.0)             (3.0)             (3.0)
           Effect of different tax rates for overseas
           subsidiaries                                               0.2              (0.1)              0.3
           Tax credit from government                                (2.1)             (1.5)             (0.3)
           Tax effect on other permanent differences                 (0.4)              0.2               0.3
                                                               ---------------    --------------    -------------
           Effective income tax rate                                 27.7              28.6              30.3
                                                               ===============    ==============    =============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


13.  TAX (CONT'D)

     (i)  Income tax (cont'd)

          The tax effect of significant temporary differences of the Group was as follows:


                                                                          2002               2003               2004
                                                                     ---------------    ---------------    ---------------
                                                                         RMB'000            RMB'000            RMB'000

            Deferred tax assets
              - Provision for retirement and termination benefits           86,602            114,758            112,150
              - Provision for dismantlement                                671,796            775,725            926,834
              - Provision for impairment of property, plant and
                equipment and write-off of unsuccessful exploratory
                drillings                                                  933,636            759,454            869,286
                                                                     ---------------    ---------------    ---------------
                                                                         1,692,034          1,649,937          1,908,270
                                                                     ---------------    ---------------    ---------------

            Deferred tax liabilities
              - Accelerated amortisation allowance for oil and gas
                properties                                              (7,833,190)        (7,433,133)        (8,596,768)
                                                                     ---------------    ---------------    ---------------

            Net deferred tax liabilities                                (6,141,156)        (5,783,196)        (6,688,498)
                                                                     ===============    ===============    ===============


          As at December 31, 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries and associates as the Group had no liability to additional tax should such amounts be remitted.

          There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

     (ii) Other taxes

          The Company's PRC subsidiary pays the following other taxes:

          -- Production taxes equal to 5% of independent production and production under production sharing contracts; and

          --   Business tax of 3% to 5% on other income.

14.  DIVIDENDS

     On April 28, 2004, the board of directors declared an interim dividend and a special interim dividend of HK$0.06 per share in place of 2003 final dividend and final special dividend, totaling HK$2,464,249,697 (equivalent to approximately RMB2,617,526,000) (2003: nil). The board of directors also withdrew its recommendation that the Company declared any final or special final dividend for the year ended December 31, 2003.

     On August 25, 2004, the board of directors declared an interim dividend of HK$0.03 per share (2003: HK$0.028 per share), totaling HK$1,231,618,058 (equivalent to approximately RMB1,306,451,000) (2003:
     RMB1,220,132,000), and a special interim dividend of HK$0.05 per share (2003: HK$0.036 per share), totaling HK$2,052,696,764 (equivalent to approximately RMB2,177,418,000) (2003: RMB1,568,741,000).

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


14.  DIVIDENDS (CONT'D)

     The board of directors have recommended a final dividend of HK$0.03 per ordinary share, totaling HK$1,231,571,258 (approximately equivalent to RMB1,310,022,000), and a special final dividend of HK$0.05 per ordinary share, totaling HK$2,052,618,764 (approximately equivalent to RMB2,183,371,000) for the year ended December 31, 2004.

     The payment of future dividends will be determined by the Company's board of directors. The payment of dividends will depend upon, among other things, future earnings, capital requirements, financial conditions and general business conditions of the Company. The Company's ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associated companies. As the controlling shareholder, CNOOC will be able to influence the Company's dividend policy.

     Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars and dividends to the American Depositary Receipts ("ADR") holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADRs.

15.  EARNINGS PER SHARE


                                                              2002                      2003                  2004
                                                      ----------------------      ------------------   -------------------
                                                             RMB'000                   RMB'000              RMB'000
         Earnings
         --------

         Net profit attributable to shareholders,
             used in the basic and diluted earnings
             per share calculations                         9,232,827                11,535,490           16,185,778

         Shares (after Stock Split)                                            Number of shares
         --------------------------
                                                      --------------------------------------------------------------------
                                                              2002                      2003                  2004
                                                      ----------------------      ------------------   -------------------
         Weighted average number of ordinary shares
              for the purpose or basic earnings
              before effects of shares repurchased         41,070,828,275          41,070,828,275        41,070,828,275

         Effects of shares repurchased                                   -                      -          (10,587,616)
                                                      ----------------------      ------------------   -------------------

         Weighted average number of ordinary shares
              for the purpose of basic earnings per
              share                                         41,070,828,275         41,070,828,275        41,060,240,659

         Effect of dilutive potential ordinary
              shares
              under shares option scheme                        25,598,645             39,510,820            66,720,503

         Effect of diluted potential ordinary
              shares for convertible bonds                               -                      -            52,552,274
                                                      ----------------------      ------------------   -------------------

         Weighted average number of ordinary shares
              for the purpose of diluted earnings
              per share                                      41,096,426,920        41,110,339,095        41,179,513,436
                                                      ======================      ==================   ===================


     Net income per ADS for the three years ended December 31, 2004 has been computed by dividing net income by the number of ADS outstanding. Each ADS represented 100 shares.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


16.  PROPERTY, PLANT AND EQUIPMENT, NET

     Movements in the property, plant and equipment of the Group are as follows:


                                                                              2004
                                              ----------------------------------------------------------------------
                                                                                   Vehicles and
                                                 Oil and gas        Land and          office
                                                 properties        buildings        equipment           Total
                                                   RMB'000          RMB'000          RMB'000           RMB'000
                                              ----------------- ---------------- ----------------- -----------------
         Cost or valuation:
         At beginning of year                       70,137,828          824,781         139,902        71,102,511
         Additions                                  12,845,367          116,797          47,977        13,010,141
         Acquisition (including prepayments)         6,934,951                -               -         6,934,951
         Disposals and write-off               (             3)               -       (     174)     (        177)
         Exchange realignment                  (           249)               -               -      (        249)
                                              ----------------- ---------------- ----------------- -----------------

         End of year                                89,917,894          941,578         187,705        91,047,177
                                              ================= ================ ================= =================
         Analysis of cost or valuation
         At cost                                    89,917,894          116,797         187,705        90,222,396
         At revaluation                                      -          824,781               -           824,781
                                              ----------------- ---------------- ----------------- -----------------

                                                    89,917,894          941,578         187,705        91,047,177
                                              ================= ================ ================= =================
         Accumulated depreciation, depletion
            and amortisation:
         At beginning of year                     ( 27,839,105)       ( 106,401)        (33,204)      (27,978,710)
         Depreciation provided during the         (  5,575,114)       (  26,054)        (10,882)      ( 5,612,050)
            year
         Disposals                                           -                -               5                 5
         Exchange realignment                               83                -             192               275
                                              ----------------- ---------------- ----------------- -----------------

         End of year                               (33,414,136)        (132,455)        (43,889)      (33,590,480)
                                              ================= ================ ================= =================

         Net book value:
         Beginning of year                          42,298,723          718,380         106,698        43,123,801
                                              ================= ================ ================= =================

         End of year                                56,503,758          809,123         143,816        57,456,697
                                              ================= ================ ================= =================

         Had the property, plant and
            equipment been carried at cost
            less accumulated depreciation,
            depletion and amortisation, the
            carrying amount of each class
            would have been:
         Cost                                       89,917,894          666,907         187,705        90,772,506
         Accumulated depreciation, depletion
            and amortisation                       (33,414,136)         (88,246)        (43,889)      (33,546,271)
                                              ----------------- ---------------- ----------------- -----------------
                                                    56,503,758          578,661         143,816        57,226,235
                                              ================= ================ ================= =================

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


16.  PROPERTY, PLANT AND EQUIPMENT, NET (CONT'D)


                                                                              2003
                                              ----------------------------------------------------------------------
                                                                                   Vehicles and
                                                 Oil and gas        Land and          office
                                                 properties        buildings        equipment           Total
                                              ----------------- ---------------- ----------------- -----------------
                                                   RMB'000          RMB'000          RMB'000           RMB'000
         Cost or valuation:
         At beginning of year                       58,321,780          824,781           93,720        59,240,281
         Purchase price allocation adjustment      (   707,623)               -                -       (   707,623)
         Additions                                   8,538,930                -           46,868         8,585,798
         Acquisition (including prepayments)         4,025,441                -                -         4,025,441
         Disposals and write-off                   (    39,798)               -          (   604)      (    40,402)
         Exchange realignment                      (       902)               -          (    82)      (       984)
                                              ----------------- ---------------- ----------------- -----------------

         End of year                                70,137,828          824,781          139,902        71,102,511
                                              ================= ================ ================= =================

         Analysis of cost or valuation
         At cost                                    70,137,828                -          139,902        70,277,730
         At revaluation                                      -          824,781                -           824,781
                                              ----------------- ---------------- ----------------- -----------------

                                                    70,137,828          824,781          139,902        71,102,511
                                              ================= ================ ================= =================
         Accumulated depreciation, depletion
            and amortisation:
         At beginning of year                      (23,059,600)       (  81,027)         (27,834)      (23,168,461)
         Depreciation provided during the          ( 4,779,271)       (  25,374)          (6,045)      ( 4,810,690)
            year
         Disposals                                            -                -             584               584
         Exchange realignment                      (       234)                -              91       (       143)
                                              ----------------- ---------------- ----------------- -----------------

         End of year                               (27,839,105)        (106,401)         (33,204)      (27,978,710)
                                              ================= ================ ================= =================

         Net book value:
         Beginning of year                          35,262,180          743,754           65,886        36,071,820
                                              ================= ================ ================= =================

         End of year                                42,298,723          718,380          106,698        43,123,801
                                              ================= ================ ================= =================

         Had the property, plant and
            equipment been carried at cost
            less accumulated depreciation,
            depletion and amortisation, the
            carrying amount of each class
            would have been:
         Cost                                       70,137,828          550,110          139,902        70,827,840
         Accumulated depreciation, depletion
            and amortisation                       (27,839,105)       (  71,348)         (33,204)      (27,943,657)
                                              ----------------- ---------------- ----------------- -----------------
                                                    42,298,723          478,762          106,698        42,884,183
                                              ================= ================ ================= =================

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


16.  PROPERTY, PLANT AND EQUIPMENT, NET (CONT'D)

     During the year, additions to the Group's property, plant and equipment amounted to approximately RMB13,010,141,000 (2003: RMB8,585,798,000). The
     consideration paid of US$567 million (equivalent to RMB4,693,809,000) for the NWS project (see note 4(ii)) has been included as a prepayment in oil and gas properties as at December 31, 2004.

     Included in the current year additions was an amount of approximately RMB244,686,000 (2003: RMB245,783,000) in respect of interest capitalised in property, plant and equipment.

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


17.  INVESTMENTS IN ASSOCIATES

     Investments in associates represent (1) a 30% equity interest of CNOOC China Limited in Shanghai Petroleum and Natural Gas Company Limited ("SPC"). SPC was incorporated on September 7, 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sale in the South Yellow Sea and East China Sea areas. The issued and paid-up capital of SPC is RMB900 million; and (2) a 31.8% equity interest of CNOOC China Limited in CNOOC Finance Corporation Limited ("CNOOC Finance"). CNOOC Finance was incorporated on May 13, 2002 in the PRC with limited liability and is principally engaged in deposit-taking and money lending activities for the CNOOC Group. The issued and paid-up capital of CNOOC Finance is RMB1,415 million.


                                             2003                   2004
                                     ---------------------   -------------------
                                            RMB'000               RMB' 000

     Share of net assets                      1,117,640             1,327,109
                                     =====================   ===================


     The directors are of the opinion that the underlying value of the investments in associates is not less than the carrying amount of the associates as at December 31, 2004 and 2003.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


18.  ACCOUNTS RECEIVABLE, NET

     The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The customers are required to make payment within 30 days after the delivery of oil and gas. As at December 31, 2004 and 2003, substantially all the accounts receivable were aged within six months.

19.  INVENTORIES AND SUPPLIES


                                                                                         2003                 2004
                                                                                   -----------------   -----------------
                                                                                        RMB'000             RMB'000

      Materials and supplies                                                              809,827            879,300
      Oil in tanks                                                                        291,844            274,029
      Less: Provision for inventories obsolescence                                     (    8,745)        (    6,035)
                                                                                   -----------------   -----------------
                                                                                        1,092,926          1,147,294
                                                                                   =================   =================



20.  SHORT TERM INVESTMENTS

     As at December 31, 2004 and 2003, short term investments mainly represented investments in liquidity funds and were stated at fair value at the balance sheet date. Details of the short term investments were as follows:


                                                                                         2003                 2004
                                                                                   -----------------   -----------------
                                                                                        RMB'000             RMB'000
      Unlisted investments, at fair value
         Liquidity funds                                                               3,767,179           3,763,959
         Corporate bonds                                                               1,876,880           1,639,956
         Common stock                                                                     40,274              40,198
                                                                                   -----------------   -----------------
                                                                                       5,684,333           5,444,113
                                                                                   =================   =================



21.  ACCOUNTS PAYABLE

     As at December 31, 2004 and 2003, substantially all the accounts payable were aged within six months.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


22.  OTHER PAYABLES AND ACCRUED LIABILITIES


                                                                                         2003                 2004
                                                                                   -----------------   -----------------
                                                                                        RMB'000             RMB'000

      Accrued payroll and welfare payable                                                149,532             156,706
      Provision for retirement and termination benefits                                  290,955             292,128
      Accrued expenses                                                                   926,867           2,818,785
      Advances from customers                                                             10,864              12,588
      Royalties payable                                                                  205,113             142,638
      Other payables                                                                     372,452             768,179
                                                                                   -----------------   -----------------

                                                                                       1,955,783           4,191,024
                                                                                   =================   =================

     As at December 31, 2004, deferred revenue from gas sales contracts amounted to approximately RMB1,050,000 (2003: RMB1,208,000) and was included in other payables.

23.  LONG TERM BANK LOANS

     As at December 31, 2004, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.


                                Interest rate and final maturity                       2003               2004
                                ------------------------------------------------    ------------       ------------
                                                                                      RMB'000            RMB'000

      US$ denominated bank       Fixed interest rate of 9.2% per annum with
        loans                     maturities through 2006                             827,615            827,650

      Japanese Yen
        denominated bank         Fixed interest rate of 4.1% per annum with
        loans                     maturities through to 2007                           82,578             61,925
                                                                                    ------------       ------------
                                                                                      910,193            889,575

      Less: Current portion of long term bank loans                                  (  20,618)           (24,364)
                                                                                    ------------       ------------
                                                                                       889,575           865,211
                                                                                    ============       ============

     As at December 31, 2004 and 2003, all the bank loans of the Group were unsecured and none of the outstanding borrowings were guaranteed by CNOOC.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


23.  LONG TERM BANK LOANS (CONT'D)

     The maturities of the long term bank loans are as follows:


                                                                                      2003                    2004
                                                                                ---------------          --------------
                                                                                     RMB'000                 RMB'000
          Balances due:
         - Within one year                                                            20,618                  24,364
         - After one year but within two years                                        24,364                 846,471
         - After two years but within three years                                    846,471                  18,740
         - After three years but within four years                                    18,740                       -
         - After four years but within five years                                          -                       -
                                                                                ---------------          --------------
                                                                                     910,193                 889,575

         Amount due within one year shown under current liabilities                (  20,618)               ( 24,364)
                                                                                ---------------          --------------
                                                                                     889,575                 865,211
                                                                                ===============          ==============


     Supplemental information with respect to long term bank loans:

                                                                              Maximum           Average          Weighted
                                                           Weighted            amount            amount           average
                                                            average       outstanding       outstanding     interest rate
                                           Balance    interest rate        during the        during the        during the
         For the year ended            at year end      at year end              year             year*            year**
         December 31                       RMB'000                            RMB'000           RMB'000
         -----------------------     -------------    -------------    --------------     -------------    --------------

         2004                              889,575            8.81%           910,193           899,884             8.37%
         2003                              910,193            8.69%         1,238,611         1,074,403             7.94%


     * The average amount outstanding is computed by dividing the total of outstanding principal balances as at January 1 and December 31 by two.

     ** The weighted average interest rate is computed by dividing the total of weighted average interest rates as at January 1 and December 31 by two.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


24.  LONG TERM GUARANTEED NOTES

     On March 1, 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on January 24, 2002 and a wholly-owned subsidiary of the Company, issued US$500 million of a principal amount of 6.375% guaranteed notes due in 2012. The obligations of CNOOC Finance
     (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

     On May 21, 2003, CNOOC Finance (2003) Limited, a company incorporated in the British Virgin Islands on April 2, 2003 and a wholly-owned subsidiary of the Company, issued US$200 million of a principal amount of 4.125% guaranteed notes due in 2013 and US$300 million of a principal amount of 5.500% guaranteed notes due in 2033. The obligations of CNOOC Finance
     (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

     On December 15, 2004, CNOOC Finance (2004) Limited, a company incorporated in the British Virgin Islands on December 9, 2004 and a wholly-owned subsidiary of the Company, issued US$1 billion zero coupon guaranteed convertible bonds due 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company. The bonds are converted at HK$6.075 per share, subject to adjustment for, among other things, subdivision or consolidation of shares, bond issues, right issues, capital distribution and other dilutive events. Unless previous redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount.


25.  BALANCES WITH THE PARENT COMPANY

     As at December 31, 2004 and 2003, the balances with CNOOC were unsecured, interest-free and were repayable on demand.


26.  RELATED PARTY TRANSACTIONS

     Companies are considered to be related if one Company has the ability, directly or indirectly, to control the other Company or exercise significant influence over the other Company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

     The Group has entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, the provision of technical services, the provision of research and development services, and various other commercial arrangements.

     In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


26.  RELATED PARTY TRANSACTIONS (CONT'D)

                                                            Notes        2002           2003          2004
                                                                       ---------     ---------      ---------
                                                                        RMB'000       RMB'000        RMB'000

         Materials, utilities and ancillary services         (i)         789,167     1,018,066      1,295,598
         Technical services                                 (ii)       3,279,596     3,828,282      6,362,206
         Research and development services                  (iii)        167,354        83,280          7,800
         Lease and property management services             (iv)          54,421        56,867         76,721

         Included in:
            Exploration expenses                                         593,059       487,293        960,031
            Operating expenses                                           993,825     1,176,601      1,405,877
            Selling and administrative expenses                          190,449       191,349        326,004

         Capitalised under property, plant and equipment               2,513,205     3,131,252      5,050,413


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

          The materials, utilities and ancillary services are provided at:

          --   state-prescribed prices; or

          -- where there is no state-prescribed price, at market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties; or

          -- where neither of the prices mentioned above is applicable, at the cost to CNOOC's affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

     (ii) Technical services

          CNOOC China Limited has entered into technical service agreements with certain affiliates of CNOOC. According to the agreements, the Group uses the technical services including:

          --   offshore drilling;

          --   ship tugging, oil tanker transportation and security services;

          -- well survey, well logging, well cementation and other related technical services;

          -- collection of geophysical data, ocean geological prospecting, and data processing;

          --   platform fabrication service and maintenance; and

          -- design, construction, installation and test of offshore and onshore production facilities.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


26.  RELATED PARTY TRANSACTIONS (CONT'D)

    (iii) Research and development services

          The Group has revised the original research and development services agreement with CNOOC's subsidiary, China Offshore Oil Research Centre, due to the restructuring of operations in 2004.

     (iv) Lease and property management services

          The Group has entered into lease and property management services agreements with the affiliates of CNOOC for the leasing of various office, warehouse and residential premises. Lease charges are based on the prevailing market rates.

     (v)  Sale of crude oil, condensated oil and liquefied petroleum gas

          The Group sells crude oil, condensated oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the year ended December 31, 2004, the total sales amounted to approximately RMB13,945,565,000 (2003: RMB8,324,108,000).

          During the period, the Company, through its wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte., Ltd. imported oil into the PRC for trading, using CNOOC's import license. For the year ended December 31, 2004, the total sales to its customers through such arrangements amounted to approximately RMB446,923,000 (2003:
          RMB1,470,832,000). The commission paid by the third party customers to CNOOC for the year amounted to approximately RMB2,682,000 (2003:
          RMB8,825,000).

     (vi) Deposits with CNOOC Finance Corporation Limited

          The Company entered into a framework agreement with CNOOC Finance Corporation Limited ("CNOOC Finance") on April 8, 2004. Under the framework agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate company of the Company that is also a subsidiary of CNOOC. Such services include placing of the Group's cash deposits with CNOOC Finance, and settlement services for transactions between the Group and other entities including CNOOC and its subsidiaries. The charges by CNOOC Finance for its financial services to the Group are comparable to those charged by PRC banks for similar services.

          For the year ended December 31, 2004, the maximum outstanding balance for deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to approximately RMB5,300,381,000.

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

     The details of the provision for dismantlement are as follows:


                                                                                  2003                  2004
                                                                             --------------       ---------------
                                                                                 RMB'000              RMB'000

      At beginning of year:                                                     2,239,320            2,646,800
      Additional during the year and capitalised in oil and gas properties        314,234              322,941
      Increase in discounted amount of provisions arising from the
          passage of time                                                          93,246              119,707
                                                                             --------------       ---------------
      End of year                                                               2,646,800            3,089,448
                                                                             ==============       ===============


28.  SHARE CAPITAL

     Shares (after stock split)
     --------------------------


                                                                      Number of Shares           Share capital
                                                                     ------------------         ---------------
                                                                                                    HK$'000
      Authorised:
      Ordinary  shares of HK$0.02 each at
        December 31, 2004 and 2003                                      75,000,000,000              1,500,000
                                                                     ==================         ===============



                                                                                                     Share capital
                                                                                  Share capital      equivalent of
                                                          Number of Shares              HK$'000            RMB'000
                                                         ------------------    -----------------    ---------------
      Issued and fully paid:
      Ordinary shares of HK$0.02 each
      As at January 1, 2004 and January 1, 2003             41,070,828,275              821,417            876,978
      Repurchased and cancelled                           (     18,453,000)        (        369)       (       392)
                                                         ------------------    -----------------    ---------------

      As at December 31, 2004                               41,052,375,275              821,048            876,586
                                                         ==================    =================    ===============


     The repurchase of the Company's shares during the year were effected by the directors, pursuant to the mandate from shareholders received at the last annual general meeting.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


28.  SHARE CAPITAL (CONT'D)

     Share options
     -------------

     The Company has adopted share option schemes which provide for the grant of options to the Company's senior management. Under these share option schemes, the remuneration committee of the Company's board of directors will from time to time propose for the board's approval, the recipient of and number of shares underlying each option. These schemes provide for the issuance of options exercisable for shares granted under these schemes as described below not exceeding 10% of the total number of the Company's outstanding shares, excluding shares issued upon exercise of options granted under the schemes from time to time.

     On February 4, 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

     1.   options for an aggregate of 23,100,000 shares have been granted;

     2.   the subscription price per share is HK$1.19; and

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

     On February 4, 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

     1.   options for an aggregate of 44,100,000 shares have been granted;

     2.   the subscription price per share is HK$1.232; and

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

     Share options (cont'd)
     -------------

     The exercise period for options granted under the 2001 Share Option Scheme shall end not later than 10 years from August 27, 2001.

     In view of the amendments to the relevant provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") regarding the requirements of share option schemes of a Hong Kong listed company effective on September 1, 2001, no further options will be granted under the 2001 Share Option Scheme.

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


28.  SHARE CAPITAL (CONT'D)

     Share options (cont'd)
     -------------

     On February 24, 2003, the board of directors approved a grant of options in respect of 42,050,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$2.108 per share. The market price was HK$2.11 per share preceding the options granted. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule;

     1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

     2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

     3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

     The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from February 24, 2003.

     On February 5, 2004, the board of directors approved a grant of options in respect of 50,700,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$3.152 per share. The market price was HK$3.146 per share preceding the options granted. Options granted under the 2002 Share option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

     1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

     2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

     3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

     The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from February 5, 2004.

     2,300,100 share options granted under the 2002 Share Option Scheme and the 2001 Share Option Scheme have been exercised since the respective dates of grant and up to the date when the board of directors approved the financial statements. The total number of options exercisable as of December 31, 2004 was 54,533,267.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


29.  RESERVES

     According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers' bonus and welfare funds, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution. CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP") to the general reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriation to the staff and workers' bonus and welfare funds, which is determined at the discretion of CNOOC China Limited's directors, is expensed as incurred under Hong Kong GAAP. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital. The staff and workers' bonus and welfare fund can only be used for special bonuses or collective welfare of employees, and assets acquired through this fund shall not be taken as assets of CNOOC China Limited.

     As at December 31, 2004, the general reserve fund appropriated amounted to RMB4,413,610,000 (2003: RMB3,050,489,000), representing approximately
     29.4% (2003: 20.4%) of the total registered capital of CNOOC China
     Limited.

     Included in retained earnings is an amount of RMB877,109,000 (2003:
     RMB577,640,000), being the retained earnings attributable to associates.

     The Company's ability to distribute dividends will largely depends on the dividends it receives from its subsidiaries. The dividends distributable by the Company's subsidiaries to the Company are determined in accordance with the relevant accounting principle required by the local authorities. As of December 31, 2004, the aggregate amount of the subsidiaries' retained earnings available for distributions to the Company amounted to approximately RMB16,652,414,000.

     The cumulative translation reserves and revaluation reserves are accounted for in accordance with the accounting policies adopted for foreign currency translation and the revaluation of land and buildings.

     As at December 31, 2004, the distributable profits of the Company amounted to approximately RMB1,852,482,000 (2003:
     RMB2,573,082,000;2002:RMB2,945,280,000).

30.  RETIREMENT AND TERMINATION BENEFITS

     All the Group's full-time employees in the PRC are covered by a government regulated pension, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 9% to 22% of the employees' basic salaries.

     The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


30.  RETIREMENT AND TERMINATION BENEFITS (CONT'D)

     The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts. The Group has adopted an accounting policy to record liabilities for the retirement and termination benefits.

     The total amount of contributions and provisions made by the Group for the above mentioned retirement and termination benefits for the year ended December 31, 2004 amounted to approximately RMB30,304,000 (2003:
     RMB95,147,000; 2002; RMB53,392,000).

31.  NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

     (a) Reconciliation of profit before tax to cash generated from operations


                                                                                2002           2003           2004
                                                                         -----------    -----------    -----------
                                                                             RMB'000        RMB'000        RMB'000

                 Profit before tax                                        12,774,243     16,163,326     23,116,604

                 Adjustments for:
                     Interest income                                     (   147,870)   (   183,576)   (   206,872)
                     Interest expense                                        294,792        354,940        441,825
                     Exchange losses/(gains), net                            113,814          6,746    (    29,269)
                     Share of profit of associates                       (   165,387)   (   220,263)   (   344,469)
                     Short term investments income                       (   193,277)   (   123,483)   (    72,438)
                     (Reversal) of/provision for inventory obsolescence            -          8,745    (     2,710)
                     Depreciation, depletion and amortisation              4,019,532      4,642,753      5,455,062
                     Loss on disposals and write-off of property,
                       plant and equipment                                   437,799         39,818        155,876
                     Dismantlement                                           126,139        167,326        201,637
                     Amortisation of discount of long term
                       guaranteed notes                                        6,100         11,276         15,634
                                                                         -----------    -----------    -----------

                  Operating cash flows before movements in working
                     capital                                              17,265,885     20,867,608     28,730,880

                     Increase in accounts receivable                         497,959   (  1,185,304)   (    27,466)
                     Increase in inventories and supplies                (    20,211)  (    129,678)   (    96,307)
                     Decrease in other current assets                    (   705,664)       312,559        267,168
                     Increase in amounts due from related companies      (   276,771)  (    302,993)   (   417,091)
                     Increase/(decrease)in an amount due to the
                       parent company                                        144,945   (    105,785)       205,407
                     Increase in accounts payable, other payables
                       and accrued liabilities                               353,452      1,448,645      1,318,415
                     Increase/(decrease) in other taxes payable               73,551   (      4,772)   (    12,447)
                     (Decrease)/increase in amounts due to related
                       companies                                              73,769        242,631    (   262,798)
                                                                         -----------    -----------    -----------

                  Cash generated from operations                          17,406,915     21,142,911     29,705,761
                                                                         ===========    ===========    ===========


                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


31.  NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

     (b)  Acquisitions


                                                           2002                 2003                  2004
                                                     -----------------    ------------------    -----------------
                                                         RMB'000               RMB'000              RMB'000
           Acquisitions
           ------------
           Net assets acquired:
           Property, plant and equipment, net               8,646,487             1,579,726            4,686,857
           Accounts receivable                              2,367,045                    --                  453
           Other current assets                                35,175                 8,959               66,744
           Inventories and supplies                           187,619               122,777                   --
           Cash and bank balances                               1,652                17,580                   --
           Accounts payable                                (1,577,214)          (     8,294)          (   81,547)
           Other payables and accrued liabilities          (  952,911)          (    47,983)                  --
           Tax payable                                     (   70,247)                   --                   --
           Deferred tax liabilites                         (3,901,780)                   --           (1,141,461)
                                                     -----------------    ------------------    -----------------

                                                            4,735,826             1,672,765            3,531,046

           Prepayment for NWS Project                              --                    --            4,693,809
           Prepayment for Tangguh Project                          --             2,445,715                   --
                                                     -----------------    ------------------    -----------------

                                                            4,735,826             4,118,480            8,224,855
                                                     =================    ==================    =================

           Satisfied by:
           Prepayment made in 2003                                 --                    --            2,445,715
           Cash paid (including cash calls for
           Tangguh Project)                                 4,735,826             4,118,480            5,779,140
                                                     -----------------    ------------------    -----------------

                                                            4,735,826             4,118,480            8,224,855
                                                     =================    ==================    =================


          An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

                                                           2002                  2003                 2004
                                                     -----------------    ------------------    -----------------
                                                          RMB'000              RMB'000              RMB'000

           Cash consideration                               4,735,826             4,118,480            5,779,140

           Cash and bank balances acquired              (       1,652)        (      17,580)                  --
                                                     -----------------    ------------------    -----------------

           Net outflow of cash and cash equivalents         4,734,174             4,100,900            5,779,140
                                                     =================    ==================    =================


          Further details of the acquisition of the Tangguh LNG Project and NWS Project are included in note 4 to the financial statements. The purchase price allocations for Tangguh Project are still preliminary pending for the confirmation of the tax basis of the underlying assets.

32.  CONTINGENT LIABILITIES

     As of December 2004 and 2003, there were no material contingent liabilities not provided for in the financial statements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


33.  COMMITMENTS

     (i)  Capital commitments

          As at December 31, 2004, the Group and the Company had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

                                                           2003            2004
                                                   -------------   -------------
                                                        RMB'000         RMB'000

          Contracted for                              2,534,468       9,568,971
          Authorised, but not contracted for         17,489,791      20,331,504

          As at December 31, 2004, the Group had unutilised banking facilities amounting, to approximately RMB20,662,120,000 (2003:
          RMB32,455,229,500).

     (ii) Operating lease commitments

          (a)  Office properties

               The Group leases certain, of its office properties under operating lease arrangements, leases properties are negotiated for terms ranging from 10 months to 3 years.

               As at December 31, 2004, the Group had total minimum lease payments under non-cancelable operating leases falling due as follows:

                                                            2003           2004
                                                   -------------   -------------
                                                         RMB'000        RMB'000
           Commitments due:                               17,222         24,824
            - Within one year                              3,174            549
                                                   -------------   -------------
            - After one year but within two years
                                                          20,396         25,373
                                                   =============   =============

          (b)  Plant and equipment

               During the year, the Group also entered into an operating lease arrangement for certain plant and equipment for a term of 20 years. As at December 31, 2004, the total minimum lease payments under non-cancelable operating lease attributable to the Group falling within one year were RMB149,360,000, in the second to fifth years were RMB597,442,000 and after five years were RMB1,834,023,000.

    (iii) Commitment to invest in the Gorgon Joint Venture

          In October 2003, the Company entered into an agreement with the participants in the Gorgon Joint Venture to place a significant volume of Gorgon LNG to supply the growing Chinese market. Subject to the completion of formal contracts, the Company will purchase a certain equity stake in the Gorgon gas development and its parent company, CNOOC, will arrange to purchase LNG directly from Gorgon.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


33.  COMMITMENTS (CONT'D)

     (iv) Financial instruments

          (a)  Currency swap contracts

               As at December 31, 2004, the Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at a fixed rate of 4.5% per annum. The interest stipulated in the swap contract for the United States dollars was the floating LIBOR rate.

               The details are as follows:


                                                               2003                                   2004
                                               -------------------------------------     -------------------------------
                                                                            Weighted                            Weighted
                                                        Notional             average          Notional           average
                                                        contract         contractual          contract       contractual
                                                          amount       exchange rate            amount     exchange rate
                                                       (JPY'000)           (JPY/US$)         (JPY'000)         (JPY/US$)
              Year
              2004                                       271,470               95.00                --                --
              2005                                       271,470               95.00           271,470             95.00
              2006                                       271,470               95.00           271,470             95.00
              2007                                       271,470               95.00           271,470             95.00


          (b)  Fair value of financial instruments

               The carrying value of cash and cash equivalents, time deposits and short-term investments approximated fair value due to the short maturity of these instruments.

               The estimated fair value of long term bank loans based on current market interest rates was approximately RMB967,770,000 as at December 31, 2004 (2003: RMB1,064,895,000).

               The estimated fair value of long term guaranteed notes based on current market interest rates was approximately
               US$1,985,009,900 as at December 31, 2004 (2003:
               RMB8,304,647,000).

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

     (b)  Currency risk

          Substantially all of our oil and gas sales are denominated in Renminbi and US dollars. In the past decade, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. Recently, there has been wide speculation in the international market that the Chinese government will deregulate the Renminbi exchange rate. However, the Chinese government has not determined if or when the exchange rate will be deregulated. Currently, the Renminbi exchange rate remains stable.

          In the event of the deregulation in Renminbi exchange rate in the future, we may be adversely affected. At present, we are seriously conducting investigation on this issue, and will actively seek a strategy for its resolution.

          As of the end of 2004, the balance of our yen-denominated loans was only 0.81 billion yen. Since we have hedged our yen loans against foreign currency swaps, we do not expect any exchange risk relating to Japanese yen in the future.

     (c)  Interest rate risk

          As of the end of 2004, the interest rates for all balance of our debts were fixed. The term of the weighted average balance was approximately 9 years, with very low weighted average interest rates. The weighted average interest rates of our debts, including the newly issued convertible bonds in 2004, was only 3.6%. Therefore, if interest rates of US dollars increase in future, our debt combination can effectively avoid the risk of such increase.

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


34.  CONCENTRATION OF RISKS (CONT'D)

     (e)  Concentration of customers

          A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis. Details of the sales to these customers are as follows:


                                                                 2002             2003               2004
                                                            --------------    -------------    ----------------
                                                               RMB'000           RMB'000            RMB'000

       China Petroleum & Chemical Corporation                  6,890,877        6,975,069          10,634,066
       PetroChina Company Limited                              1,187,571        1,446,169           1,944,709
       Castle Peak Power Company Limited                       1,247,639          841,285           1,070,436


35.  ADDITIONAL FINANCIAL INFORMATION

     As at December 31, 2004, net current assets and total assets less current liabilities of the Group amounted to approximately RMB24,890,362,000 and RMB83,674,168,000 (2003: RMB19,956,331,000 and RMB64,197,772,000),
     respectively.

     As at December 31, 2004, net current assets and total assets less current liabilities of the Company amounted to approximately RMB13,635,306,000 and RMB23,490,665,000 (2003: RMB7,649,024,000 and RMB24,211,265,000),
     respectively.

36.  SUBSEQUENT EVENT

     The Company, through its wholly owned subsidiary has signed an agreement with a Canadian based Company, MEG Energy Corporation ("MEG"), to acquire a 16.69% stake of MEG. The Company completed the transaction and paid C$150 million for the acquisition of 13,636,364 common shares of MEG in March 2005. MEG is principally engaged in the production of the oil sands.

37.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP

     The accounting policies adopted by the Group conform to Hong Kong GAAP, which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP").

     (a)  Net profit and net equity

          (i)  Revaluation of land and buildings

               The Group revalued certain land and buildings on August 31, 1999 and December 31, 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation are based on the revalued amount. Additional depreciation arising from the revaluation for the year ended December 31, 2004 was approximately RMB9,156,000 (2003: RMB9,156,000). Under US GAAP, property, plant and equipment are required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation are recognised under US GAAP.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


37   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

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

               Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


37.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

     (a)  Net profit and net equity (cont'd)

         (iii) Impairment of long-lived assets (cont'd)

               In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

               For the year ended December 31, 2004, there were no impairment losses recognised under Hong Kong GAAP and US GAAP.

          (iv) Stock compensation schemes

               As at December 31, 2004, the Company had three stock option schemes, which are described more fully in note 28. Prior to 2003, the Company accounted for those plans under the recognition and measurement provision of APB Opinion No.25, "Accounting for Stock Issued to Employees"' and related Interpretation since certain of the options granted under those plans had an exercise price below the market value of the underlying common stock on the date of grant, stock-based employee compensation costs of RMB5,632,000 for the year ended December 31, 2002 was reflected in previously reported results. In 2003, the Company accounted for those plans under the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", as amended by FASB statement No. 148, for stock-based employee compensation. Compensation costs recognised for the stock option schemes amounted to RMB46,642,000 (2003: RMB37,747,000) for the year ended December 31, 2004. All prior periods presented have been restated to reflect the compensation cost that would have been recognised had the recognition provision of Statement 123 been applied to all awards granted to employees after January 1, 1995.

               The weighted average fair value of the options at the grant dates for award under the schemes was HK$0.84 per share which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 2%; and expected life of five years; expected volatility of 44%; and risk-free interest rates of 5.25%. The weighted average exercise price of the stock options was HK$2.06 per share.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


37.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

          (v)  Acquisition of CNOOC Finance

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

          (vi) Accounting for convertible debt

               Under HK GAAP, prior to December 31, 2004, there were no requirements to segregate the equity and derivative components of convertible debt. As such, convertible debt was stated at amortised cost.

               Under US GAAP, the derivative components will need to be bifurcated from the debt components if it contains a compound derivative or fails to fulfill certain criteria for not bifurcating. The derivative components are marked to market at each balance sheet date and the differences will be charged/credited to income. The debt components are stated at amortised cost.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


37.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

     (a)  Net profit and net equity (cont'd)

          (vi) Accounting for convertible debt (cont'd)

               The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:


                                                                                          Net Profit
                                                                        -----------------------------------------------
                                                                                 2002             2003            2004
                                                                        -------------- ---------------- ---------------
                                                                              RMB'000          RMB'000         RMB'000
                                                                           (Restated)
           As reported under Hong Kong GAAP                                 9,232,827       11,535,490      16,185,778

           Impact of U.S GAAP adjustments:
           -  Reversal of additional depreciation, depletion and
              amortisation charges arising from the revaluation
              surplus on land and buildings                                     9,156            9,156           9,156
           -  Equity accounting for the results of CNOOC Finance               10,663           30,913               -
           -  Unrealised holding gains from available-for-sale
              investments in marketable securities                        (    36,965)         (21,503)         25,228
           -  Realised holding gains from available-for-sale
              marketable securities                                            26,940           27,088           2,972
           -  Additional dismantlement based on unit-of-production
              method                                                      (   197,079)               -               -
           -  Impact of income tax                                             59,124                -               -
           -  Recognition of stock compensation cost                      (    19,144)   (      37,747)   (     46,642)
                                                                        -------------- ---------------- ---------------

           Income before cumulative effect of change in accounting
             policy                                                         9,085,522       11,543,397      16,176,492

           Cumulative effect of change in accounting policy for
             dismantlement liabilities                                              -          436,112               -
                                                                        -------------- ---------------- ---------------

           Net profit under US GAAP                                         9,085,522       11,979,509      16,176,492
                                                                        ============== ================ ===============

           Net profit per share under US GAAP

           -Basic

             Before cumulative effect of change in accounting policy
              for dismantlement liabilities                                   RMB0.22          RMB0.28         RMB0.39
             Cumulative effect of change in accounting policy for
              dismantlement liabilities                                             -          RMB0.01              -
                                                                        -------------- ---------------- ---------------
                                                                              RMB0.22          RMB0.29         RMB0.39
                                                                        ============== ================ ===============

                                                                        -----------------------------------------------
           -Diluted

             Before cumulative effect of change in accounting policy
              for dismantlement liabilities                                   RMB0.22          RMB0.28         RMB0.39
             Cumulative effect of change in accounting policy for
              dismantlement liabilities                                             -          RMB0.01              -
                                                                        -------------- ---------------- ---------------
                                                                              RMB0.22          RMB0.29         RMB0.39
                                                                        ============== ================ ===============


                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


37.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

     (a)  Net profit and net equity (cont'd)


                                                                                           Net Equity
                                                                              --------------------------------------
                                                                                              2003             2004
                                                                              --------------------- ----------------
                                                                                           RMB'000          RMB'000



           As reported under Hong Kong GAAP                                             46,736,532       56,717,461
           Impact of US GAAP adjustments:
             -  Reversal of revaluation surplus on land and buildings                (     274,671)     (   274,671)
             -  Reversal of additional accumulated depreciation, depletion and amortisation arising from the revaluation surplus on
                land and buildings                                                          35,051           44,207
             -  Equity accounting for the results of CNOOC Finance                          41,576                -
             -  Dividend distribution made by CNOOC Finance CNOOC                    (      41,576)               -
                                                                              --------------------- ----------------

           Net equity under US GAAP                                                     46,496,912       56,486,997
                                                                              ===================== ================



          Apart from the derivative components with a total credit balance of approximately RMB450 million that are required to be bifurcated from the convertible debt, there are no other significant GAAP differences that affect classifications within the balance sheet or income statement but do not affect net income or shareholders' equity.

     (b)  Comprehensive income

          According to SFAS No. 130, "Reporting Comprehensive Income", it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that under US GAAP are included in comprehensive income and excluded from net income.


                                                                         2002            2003            2004
                                                                     -----------     -----------     ------------
                                                                       RMB'000         RMB'000         RMB'000
                                                                      (Restated)

           Net income under US GAAP                                   9,085,522       11,979,509      16,176,492
           Other comprehensive income:
           Foreign currency translation adjustments                  (    7,948)          36,243     (    42,301)
           Unrealised gains on short-term investments                    36,965           21,503     (    25,228)
           Less: Reclassification adjustment for realised gains
                  included in net income                             (   26,940)     (    27,088)    (     2,972)
                                                                     -----------     ------------    ------------
           Comprehensive income under US GAAP                         9,087,599       12,010,167      16,105,991
                                                                     ===========     ============    ============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


37.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

     (b)  Comprehensive income (cont'd)

          Roll forward of accumulated other comprehensive income components are as follows:


                                                                    Foreign            Unrealised            Accumulated
                                                                   currency              gains on                  other
                                                                translation            short-term          comprehensive
                                                                adjustments           investments                 income
                                                          ------------------    ------------------     ------------------
                                                                    RMB'000               RMB'000                RMB'000

           Balance at January 1, 2003                               (13,596)              53,821                 40,225
           Reversal of current year realised gains                       --              (27,088)               (27,088)
           Current year change                                       36,243                21,503                 57,746
                                                                     ------                ------                 ------

           Balance at January 1, 2004                                22,647                48,236                 70,883

           Reversal of current year realised gains                       --             (  2,972)              (  2,972)
           Current year change                                      (42,301)              (25,228)               (67,529)
                                                                     ------                ------                 ------

           Balance at December 31, 2004                             (19,654)              20,036                    382
                                                                     ======               ======                    ===


          The gross realised gains on sales of short-term investments totalled RMB2,972,000, RMB27,088,000 and RMB26,940,000 in 2004, 2003 and
          2002, respectively. The cost of securities sold is determined based on weighted-average costing method.

     (c)  Derivative instruments

          The Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge certain Japanese Yen denominated loan repayments in the future. In accordance with SFAS No. 133 "Accounting for derivatives instruments and hedging activities", the derivative contract was recorded as "Other payables and accrued liabilities" in the accompanying consolidated balance sheet at fair value. For the year ended December 31, 2004, the Group recognised related changes in fair value, a gain of RMB2,581,000 (2003: RMB10,038,000; 2002:
          RMB14,485,000), and included the amount in "Exchange gains /(losses), net" in the consolidated income statement.

          During 2003, the Group also entered into interest rate swap agreements to partially hedge the fixed-rate debt for interest rate risk exposure management purposes with notional contract amount of US$200 million. The interest rate swap agreements utilised by the Company effectively modifies the Company's exposure to interest risk by converting the Company's fixed-rate debt to a floating rate. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The interest rate swap agreements were settled during the year and the total net gain was RMB84,168,000.

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

     (f)  Impact of recently issued accounting standards

          Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", were issued by the Financial Accounting Standards Board in June 2001 and became effective for the Group on July 1, 2001 and January 1, 2002, respectively. In 2003, the Emerging Issues Task Force (EITF) considered the issue of whether FAS 141 and 142 require interests held under oil, gas and mineral leases to be separately classified as intangible assets on the balance sheets of companies in the extractive industries. If such interests were deemed to be intangible assets by the EITF, mineral rights to extract oil and gas for both undeveloped and developed leaseholds would be classified separately from oil and gas properties as intangible assets on the corporation's balance sheet. Historically the Group has capitalized the acquisition cost of oil and gas properties interests in accordance with statement of Financial Accounting Standard No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". Also, consistent with industry practice, the Group has reported these assets as part of property, plant and equipment.

          In 2004, the EITF reached a conclusion that mineral rights are tangible assets and the balance sheet classification and disclosures for drilling and mineral rights of Oil and Gas Producing entities are within the scope of Statement of Financial Accounting Standard No.19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". Accordingly, there is no implication to the Company.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


37.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

     (f)  Impact of recently issued accounting standards (cont'd)

          The Financial Accounting Standards Board (FASB) has proposed an amendment to Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies" (FAS No. 19) that may change the way oil and gas producers account for deferred exploratory drilling costs. Under the current rules, there is a presumption that all exploratory drilling costs will be expensed within one year following completion of drilling if proved reserves have not been recorded, except for costs related to areas where additional exploration wells are necessary to justify development plans and such additional wells are under way or firmly planned for the near future.

          The new standard would relax the one-year limitation, so long as oil and gas reserves have been discovered and an enterprise "is making sufficient progress assessing the reserves and the economic and operating viability of the project." The FASB staff has developed indicators to help determine whether sufficient progress is being made. The Company believes the adoption of the proposed amendment (once finalized) will have no impact on its consolidated financial statements.

          In December 2004, the Financial Accounting standards Board ("FASB") issued SFAS No. 153, "Exchanges of Non-monetary Assets an amendment of APB Opinion No. 29". This Statement, which addresses the measurement of exchanges of non-monetary assets, is effective prospectively for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement is not expected to impact the Company's consolidated financial position or results of operations.

          In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" (FAS No.123R), which replaces FAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after June 15, 2005, with early adoption encouraged. Under the SEC's rule, FAS No. 123R is now effective for the Company beginning January 1, 2006. The pro forma disclosures previously permitted under FAS No. 123 no longer will be an alternative to financial statement recognition. The Company believes the adoption of the FAS No. 123 will have no material impact on its consolidated financial statements as the Company currently accounts for the stock options under the fair value recognition provision of FAS No. 123.

          In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity", to address the balance sheet classification of certain financial instruments that have characteristics of both liabilities and equity. The Statement, already effective for contracts created or modified after May 31, 2003, was originally intended to become effective July 1, 2003, for all contracts existing at May 31, 2003. However, on November 7, 2003, the FASB issued an indefinite deferral of certain provisions of FAS No. 150. We continue to monitor and assess the FASB's modifications of FAS No. 150, but do not anticipate any material impact to our financial statements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
        SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                  (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)



The following disclosures are included in accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities".

(a)  Reserve quantity information

     Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

     Estimates of crude oil and natural gas reserves have been made by independent engineers. The Group's net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less
     (a) an adjustment for the Group's share of royalties payable by the Group to the PRC government and the Group's participating interest in share oil payable to the PRC government under the production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group's participating interest, and its participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

     Proved developed and undeveloped reserves (net of royalties and PRC government share oil):


                                                 PRC                        Indonesia                      Total
                                       -------------------------     ------------------------    --------------------------
                                            Oil     Natural gas          Oil     Natural gas          Oil      Natural gas
                                         (mmbls)           (bcf)      (mmbls)           (bcf)      (mmbls)           (bcf)
                                       ---------    ------------     --------    ------------    ---------     ------------
      December 31, 2001                   1,279           3,248           --              --        1,279            3,248
        Purchase of reserves                 --              --          143             241          143              241
        Discoveries and extensions          150             169           --              --          150              169
        Production                        (  96)            (79)         (13)            (26)     (   109)            (105)
        Revisions of prior estimates      (  46)           (  5)           8              --      (    38)          (    5)
                                       ---------    ------------     --------    ------------    ---------     ------------

      December 31, 2002                   1,287           3,333          138             215        1,425            3,548
        Purchase of reserves                 53             142           --              --           53              142
        Discoveries and extensions          114             506            1               2          115              508
        Production                        (  97)            (69)         (15)            (37)     (   112)            (106)
        Revisions of prior estimates      (  24)             42          (21)             20      (    45)              62
                                       ---------    ------------     --------    ------------    ---------     ------------

      December 31, 2003                   1,333           3,954          103             200        1,436            4,154
        Purchase of reserves                  6             161           --              --            6              161
        Discoveries and extensions          129             414            4             157          133              571
        Production                         (106)           (103)         (11)            (31)     (   117)            (134)
        Revisions of prior estimates    (    8)           (101)            5             ( 5)     (     3)            (106)
                                       ---------    ------------     --------    ------------    ---------     ------------

      December 31, 2004                   1,354           4,325          101             321        1,455            4,646
                                       =========    ============     ========    ============    =========     ============


                      CNOOC LIMITED AND ITS SUBSIDIARIES
        SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                  (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)





(a)  Reserve quantity information (cont'd)

     Proved developed reserves:


                                           PRC                          Indonesia                        Total
                                ---------------------------     ---------------------------    ---------------------------
                                      Oil      Natural gas           Oil       Natural gas           Oil      Natural gas
                                   (mmbls)            (bcf)       (mmbls)             (bcf)       (mmbls)           (bcf)
                                ----------    -------------     ---------    --------------    ----------    -------------
      December 31, 2002               542              724           115               101           657              825
      December 31, 2003               459            2,054            91               135           550            2,189
      December 31, 2004               617            2,134            85               138           702            2,272


(b)  Results of operations


                                                2002                                                   2003
                         ---------------------------------------------------    --------------------------------------------------
                                PRC            Indonesia          Total               PRC            Indonesia           Total
                         ---------------    --------------    --------------    --------------    --------------    --------------
                             RMB'000            RMB'000           RMB'000           RMB'000           RMB'000           RMB'000

Net sales to customers     20,280,746          3,498,548        23,779,294        23,644,659         4,472,172        28,116,831
Operating expenses         (2,440,210)        (1,335,124)       (3,775,334)       (2,903,094)       (1,609,715)       (4,512,809)
Production taxes           (1,023,049)                --        (1,023,049)       (1,238,598)               --        (1,238,598)
Exploration                (1,286,670)           (31,653)       (1,318,323)         (764,165)          (83,907)         (848,072)
Accretion expense                  --                 --                --           (93,246)               --           (93,246)
Depreciation, depletion
  and amortisation
  (including
  dismantlement)           (3,121,381)          (898,151)       (4,019,532)       (3,700,349)       (1,109,730)       (4,810,079)
                         ---------------    --------------    --------------    --------------    --------------    --------------

                           12,409,436          1,233,620        13,643,056        14,945,207         1,668,820        16,614,027
Income tax expenses        (3,816,008)          (592,138)       (4,408,146)       (4,483,562)         (719,695)       (5,203,257)
                         ---------------    --------------    --------------    --------------    --------------    --------------

Result of operations        8,593,428            641,482         9,234,910        10,461,645           949,125        11,410,770
                         ===============    ==============    ==============    ==============    ==============    ==============


                                                       2004
                         ---------------------------------------------------
                               PRC            Indonesia            Total
                         ---------------    --------------    --------------
                             RMB'000           RMB'000            RMB'000

Net sales to customers     32,723,277          4,162,742        36,886,019
Operating expenses         (3,643,182)        (1,427,162)       (5,070,344)
Production taxes           (1,725,674)                --        (1,725,674)
Exploration                (1,202,203)          (113,957)       (1,316,160)
Accretion expense            (119,707)                --          (119,707)
Depreciation, depletion
  and amortisation
  (including
  dismantlement)           (4,670,988)          (985,711)       (5,656,699)
                         ---------------    --------------    --------------

                           21,361,523          1,635,912        22,997,435
Income tax expenses        (6,408,457)          (705,487)       (7,113,944)
                         ---------------    --------------    --------------

Result of operations       14,953,066            930,425        15,883,491
                         ===============    ==============    ==============



(c)   Capitalised costs



                                              2002                                                    2003
                       ---------------------------------------------------    ------------------------------------------------------
                             PRC            Indonesia          Total                PRC             Indonesia            Total
                       ----------------    ------------    ---------------    ----------------    ---------------    ---------------
                           RMB'000           RMB'000          RMB'000             RMB'000            RMB'000            RMB'000

Proved oil and gas
  properties              46,426,684        9,605,744         56,032,428         57,537,676           9,440,843         66,978,519
Unproved oil and gas
  properties                 521,880               --            521,880            713,594                  --            713,594
Accumulated
  depreciation,
  depletion and
  amortisation           (21,161,905)        (993,316)       (22,155,221)       (25,740,836)         (2,098,269)       (27,839,105)
                       ----------------    ------------    ---------------    ----------------    ---------------    ---------------

Net capitalised costs     25,786,659        8,612,428         34,399,087         32,510,434           7,342,574         39,853,008
                       ================    ============    ===============    ================    ===============    ===============


                                                  2004
                       ------------------------------------------------------
                             PRC             Indonesia*           Total
                       ----------------    ---------------    ---------------
                              RMB'000            RMB'000            RMB'000

Proved oil and gas
  properties              70,931,798          10,100,116         81,031,914
Unproved oil and gas
  properties                 437,513           4,696,237          5,133,750
Accumulated
  depreciation,
  depletion and
  amortisation           (30,462,658)         (3,083,933)       (33,546,591)
                       ----------------    ---------------    ---------------

Net capitalised costs     40,906,653          11,712,420         52,619,073
                       ================    ===============    ===============


                      CNOOC LIMITED AND ITS SUBSIDIARIES
        SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                  (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)



(d)  Costs incurred


                                                2002                                                  2003
                         ---------------------------------------------------    --------------------------------------------------
                              PRC            Indonesia           Total               PRC            Indonesia           Total
                         --------------    ---------------   ---------------    --------------    --------------    --------------
                            RMB'000           RMB'000           RMB'000            RMB'000           RMB'000           RMB'000

Acquisition costs                   --         4,735,826         4,735,826          1,579,726                --         1,579,726
Exploration costs            1,519,683            32,405         1,552,088          1,225,926           102,067         1,327,993
Development costs**          5,458,199           750,532         6,208,731          7,489,472           512,064         8,001,536
                         --------------    ---------------   ---------------    --------------    --------------    --------------

Total costs incurred         6,977,882         5,518,763        12,496,645         10,295,124           614,131        10,909,255
                         ==============    ===============   ===============    ==============    ==============    ==============


                                                2004
                         ---------------------------------------------------
                              PRC            Indonesia*          Total
                         --------------    ---------------   ---------------
                            RMB'000           RMB'000           RMB'000

Acquisition costs                   --         3,531,046         3,531,046
Exploration costs            1,806,556           137,361         1,943,917
Development costs**         11,693,183           645,501        12,338,684
                         --------------    ---------------   ---------------

Total costs incurred        13,499,739         4,313,908        17,813,647
                         ==============    ===============   ===============




     * The amounts do not include prepayments made for the NWS Project of RMB4,693,809,000.

     ** The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.


(e) Standardised measure of discounted future net cash flows and changes therein

     In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group's estimated annual future production from proved reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$32 as at December 31, 2004 (2003: US$30; 2002: US$28).
     Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
        SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                  (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)



(e) Standardised measure of discounted future net cash flows and changes therein (cont'd)

     Present value of estimated future net cash flows:


                                             2002                                                2003
                  ----- ----------------------------------------------    --------------------------------------------------
                  Notes     PRC         Indonesia         Total                PRC           Indonesia          Total
                        -------------- -------------- ----------------    ---------------   --------------  ----------------
                           RMB'000        RMB'000         RMB'000             RMB'000          RMB'000          RMB'000

Future cash
  inflows          (1)    389,025,791     37,242,644     426,268,435         422,329,692       30,135,721      452,465,413
Future production
  costs                   (89,657,677)   (22,386,603)   (112,044,280)       (106,854,167)     (17,532,095)    (124,386,262)
Future development
  costs            (2)    (44,699,729)   ( 5,381,081)   ( 50,080,810)       ( 52,917,280)     ( 4,114,091)    ( 57,031,371)
Future income
  taxes                   (73,757,925)   ( 4,301,926)   ( 78,059,851)       ( 72,124,755)     ( 3,346,547)    ( 75,471,302)
                        -------------- -------------- ----------------    ---------------   --------------  ----------------
Future net
  cash flows       (3)    180,910,460      5,173,034     186,083,494         190,433,490        5,142,988      195,576,478

10% discount
factor                    (84,478,856)   ( 1,463,589)   ( 85,942,445)       ( 84,550,531)     ( 1,226,300)    ( 85,776,831)
                        -------------- -------------- ----------------    ---------------   --------------  ----------------

Standardised
  measure                  96,431,604      3,709,445     100,141,049         105,882,959        3,916,688      109,799,647
                        ============== ============== ================    ===============   ==============  ================



                                            2004
                 -----  ---------------------------------------------

                 Notes        PRC         Indonesia        Total
                        -------------- -------------- ----------------
                            RMB'000        RMB'000         RMB'000
Future cash
  inflows         (1)     467,336,822     37,198,784     504,535,606
Future
  production
  costs                  (115,267,250)   (20,472,914)   (135,740,164)
Future
development
  costs           (2)    ( 60,319,348)   ( 6,709,341)   ( 67,028,689)
Future income
  taxes                  ( 78,717,296)   ( 4,001,019)   ( 82,718,315)
                        -------------- -------------- ----------------
Future net
  cash flows      (3)     213,032,928      6,015,510     219,048,438

10% discount
factor                   ( 91,755,987)   ( 1,905,679)   ( 93,661,666)
                        -------------- -------------- ----------------

Standardised
  measure                 121,276,941      4,109,831     125,386,772
                        ============== ============== ================



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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
        SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                  (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)




(e) Standardised measure of discounted future net cash flows and changes therein (cont'd)

     Changes in the standardised measure of discounted future net cash flows:

                                                                           2002                 2003                2004
                                                                  --------------    -----------------    ----------------
                                                                        RMB'000              RMB'000             RMB'000

      Standardised measure, beginning of year                        51,082,458          100,141,049         109,799,647
      Sales of production, net of royalties and production costs    (18,980,911)       (  22,345,781)      (  30,090,001)
      Net change in prices, net of royalties and production          58,471,355           22,321,949          17,826,421
       costs
      Extensions discoveries and improved recovery,                  14,603,893           13,790,936          20,772,271
        net of related future costs
      Change in estimated future development costs                  (13,947,849)       (  14,673,054)      (  21,766,234)
      Development costs incurred during the year                      6,208,731            7,718,863          11,768,916
      Revisions in quantity estimates                                (3,301,510)          (2,942,902)     (    1,954,130)
      Accretion of discount                                           6,873,378           13,428,654          14,202,072
      Net change in income taxes                                    (23,296,206)      (    6,290,099)     (    5,515,547)
      Purchase of properties                                         15,899,375            5,363,142           2,352,004
      Changes in timing and other                                     6,528,335       (    6,713,110)          7,991,353
                                                                  --------------    -----------------    ----------------

      Standardised measure, end of year                             100,141,049          109,799,647         125,386,772
                                                                  ==============    =================    ================
