Form 20-F/A
period 2004-12-31
CNOOC LTD
filed 2005-09-07
CIK 1095595

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------


                                  FORM 20-F/A
                              (AMENDMENT NO. 1)

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

                             Item 17 |_| Item 18 |X|

__________________________
* A 5-for-1 stock split went into effect on March 17, 2004 and since then each American depositary share represents 100 shares. The number of shares outstanding immediately after the stock split was 41,070,828,275. Due to buybacks by the registrant and the exercise of certain share options by its employee, the number of shares outstanding on June 8, 2005 was 41,054,675,375. ** Not for trading, but only in connection with the registration of American depositary shares.

                               EXPLANATORY NOTE

         This Annual Report on Form 20-F/A, or this Form 20-F/A, is being filed by CNOOC Limited as Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed on June 22, 2005, or the Original Form 20-F. This Form 20-F/A amends the Original Form 20-F in three aspects:

         o To delete all presentations of "present value of estimated future net reserves before income taxes (discounted at 10%),"

         o To delete all presentations related to the non-GAAP financial measure of "EBITDE," and

         o To confirm the effectiveness of its disclosure controls and procedures.

         Except for the amendments outlined above, this Form 20-F/A, dated as of the date of the Original Form 20-F, does not change or update the disclosures set forth in the Original Form 20-F and does not reflect events occurring after the filing of the Original Form 20-F.


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

                                                     PART I


   ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................................6
   ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................6
   ITEM 3.      KEY INFORMATION...................................................................................6
                A.  Selected Financial Data.......................................................................6
                B.  Capitalization and Indebtedness..............................................................10
                C.  Reasons for the Offer and Use of Proceeds....................................................10
                D.  Risk Factors.................................................................................10
   ITEM 4.      INFORMATION ON THE COMPANY.......................................................................20
                A.  History and Development......................................................................20
                B.  Business Overview............................................................................24
   ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................................................72
                A.  Operating Results............................................................................72
                B.  Liquidity and Capital Resources..............................................................85
                C.  Research and Development, Patents and Licenses, etc..........................................92
                D.  Trend Information............................................................................92
                E.  Off-Balance Sheet Arrangements...............................................................93
                F.  Tabular Disclosure of Contractual Obligations................................................93
   ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................................94
                A.  Directors and Senior Management..............................................................94
                B.  Compensation of Directors and Officers.......................................................98
                C.  Board Practice...............................................................................99
                D.  Employees...................................................................................101
                E.  Share Ownership.............................................................................101
   ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............................................104
                A.  Major Shareholders..........................................................................104
                B.  Related Party Transactions..................................................................104
                C.  Interests of Experts and Counsel............................................................110
   ITEM 8.      FINANCIAL INFORMATION...........................................................................110
                A.  Consolidated Statements and Other Financial Information.....................................110
                B.  Significant Changes.........................................................................111
   ITEM 9.      THE OFFER AND LISTING...........................................................................112
   ITEM 10.     ADDITIONAL INFORMATION..........................................................................113
                A.  Share Capital...............................................................................113
                B.  Memorandum and Articles of Association......................................................113
                C.  Material Contracts..........................................................................116
                D.  Exchange Controls...........................................................................116
                E.  Taxation....................................................................................117
                F.  Dividends and Paying Agents.................................................................120
                G.  Statement by Experts........................................................................120
                H.  Documents on Display........................................................................120
                I.  Subsidiary Information......................................................................120
   ITEM 11.     QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK......................................120
   ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................122


                                                        PART II


   ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................123






   ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................123
                A.  Material Modifications to the Rights to Security Holders....................................123
                B.  Use of Proceeds.............................................................................123
   ITEM 15.     CONTROLS AND PROCEDURES.........................................................................123
   ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT................................................................123
   ITEM 16B.    CODE OF ETHICS..................................................................................123
   ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................................................123
   ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES......................................124
   ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                AFFILIATED PURCHASERS...........................................................................124


                                                       PART III


   ITEM 17.     FINANCIAL STATEMENTS............................................................................126
   ITEM 18.     FINANCIAL STATEMENTS............................................................................126
   ITEM 19.     EXHIBITS........................................................................................126



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


                                                                              As of December 31,
                                                        ---------------------------------------------------------------
                                                        2000        2001       2002       2003       2004        2004
                                                        --------  ----------  --------- --------  ---------- ----------
                                                         Rmb        Rmb         Rmb        Rmb        Rmb        US$
                                                        --------  ----------  --------- --------  ---------- ----------
                                                                                (in millions)
Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents.........................         2,797       6,394    7,839    14,400     14,092       1,703
Time deposits with maturities over three months...         3,425       2,050    4,690     2,323      8,603       1,039
Short term investments............................           300       8,896    6,531     5,684      5,444         658
Current assets....................................         9,472      20,030   24,487    29,263     35,293       4,264
Property, plant and equipment, net................        22,654      23,828   36,072    43,124     57,457       6,942
Investment in associates..........................           471         462      537     1,118      1,327         160
Total assets......................................        32,597      44,320   61,096    73,504     94,077      11,367
Current liabilities...............................         8,768       4,392    7,134     9,307     10,402       1,257
Long term bank loans, net of current portion......         4,749       3,256      941       890        865         105
Long term guaranteed notes .......................            --          --    4,071     8,142     16,313       1,971
Total long term liabilities.......................         7,707       6,617   13,393    17,461     26,957       3,257
Total liabilities.................................        16,475      11,009   20,527    26,768     37,359       4,514
Shareholders' equity..............................        16,122      33,311   40,568    46,737     56,717       6,853

U.S. GAAP
Total assets......................................        32,330      44,062   60,444    73,234     93,846      11,339
Total long term liabilities.......................         7,707       6,617   13,393    17,461     26,957       3,257
Shareholders' equity..............................        15,855      33,053   40,344    46,496     56,487       6,825







                                                                           Year ended December 31,
                                                      ----------------------------------------------------------------
                                                        2000        2001       2002       2003       2004       2004
                                                      --------- ----------  ---------  ------------ -------- ---------
                                                         Rmb        Rmb         Rmb        Rmb        Rmb        US$
                                                      --------- ----------  ---------  ------------ -------- ---------
                                                                  (in millions, except percentages and ratios)
Other Financial Data:
Hong Kong GAAP
Capital expenditures paid.........................     4,404       4,343       6,833      8,272     12,843      1,552
Cash provided by (used for):
     Operating activities.........................    13,233      11,759      14,742     17,819     22,328      2,698
     Investing activities.........................    (7,861)    (11,366)    (11,724)    (9,513)   (24,607)    (2,973)
     Financing activities.........................    (3,454)      3,204      (1,573)    (1,745)     1,970        238
Ratio of total debt to total
   capitalization(1)..............................      27.5%       12.3%       11.6%      16.2%      23.3%      23.3%

U.S. GAAP
Cash provided by (used for):
     Operating activities.........................    13,233      11,759      14,742     17,819     22,328      2,698
     Investing activities.........................    (7,861)    (11,366)    (11,724)    (9,513)   (24,607)    (2,973)
     Financing activities.........................    (3,454)      3,204      (1,573)    (1,745)     1,970        238
Ratio of cash provided by operating activities to
   gross interest expense(2)......................      27.9x       37.2x       36.4x      35.1x      39.4x      39.4x
Ratio of total debt to cash provided by operating
   activities.....................................       0.4x        0.4x        0.4x       0.5x       0.8x       0.8x
Net income........................................    10,302       7,920       9,086     11,980     16,176      1,955
Net income margin(3)..............................      42.5%       38.0%       34.5%      29.3%      29.3%      29.3%
Ratio of net income to gross interest expense(2)..      21.7x       25.1x       22.4x      23.6x      28.5x      28.5x
Ratio of total debt to net income.................       0.6x        0.6x        0.6x       0.8x       1.1x       1.1x
Ratio of total debt to total
   capitalization(1)..............................      27.9%       12.4%       11.8%      16.3%      23.4%      23.4%

----------
(1)  Total capitalization excludes current portion of long-term debt.
(2)  Gross interest expense includes capitalized interest.
(3) Net income margin represents net income as a percentage of our total operating revenues, as computed under U.S. GAAP.


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

Selected Operating and Reserves Data

         The following table sets forth our operating data and our net proved reserves as of the time and for the periods indicated.



                                                                              Year ended December 31,
                                                                   -------------------------------------------------
                                                                    2002               2003               2004
                                                                   -----------  --------------  --------------------
Net Production:
Oil (daily average bbls/day).............................          298,625            306,464            319,436
Gas (daily average mmcf/day).............................            272.6              291.0              364.1
Oil equivalent (BOE/day).................................          346,639            356,729            382,513
Average net realized prices:
     Oil (per bbl).......................................         US$24.35           US$28.11           US$35.41
     Gas (per mcf).......................................             2.98               2.87               2.75
Offshore China lifting costs (per BOE)...................             3.92               4.66               5.31
Overseas lifting costs (per BOE)(1)......................             9.06               9.27              10.72


Net Proved Reserves (end of period):
Oil (mmbbls).............................................          1,424.4            1,436.1            1,455.6
Gas (bcf)................................................          3,547.9            4,154.4            4,646.6
Total (million BOE)......................................          2,015.8            2,128.5            2,230.0
Proved developed reserves (million BOE)..................            794.3              914.6            1,080.7
Annual reserves replacement ratio........................              281%               187%               173%
Estimated reserves life (years)..........................             15.9               16.3               15.9
Standardized measure of discounted future net cash
  flow (million Rmb).....................................          100,141            109,800            125,387



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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS

         None.

B.   USE OF PROCEEDS

         Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES


         (a) We have carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that material information relating to us and our consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

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
