Form 20-F
period 2005-12-31
CNOOC LTD
filed 2006-06-26
CIK 1095595

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                                   FORM 20-F
(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2005
                                      OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from _________________ to _______________
                                      OR
|_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      Date of event requiring this shell company report ________________


                        Commission File Number 1-14966

                                 CNOOC LIMITED
                          [CHINESE LANGUAGE OMITTED]
            (Exact name of Registrant as specified in its charter)

                          -------------------------

                                   Hong Kong
                (Jurisdiction of incorporation or organization)

                          -------------------------

                        65th Floor, Bank of China Tower
                           One Garden Road, Central
                                   Hong Kong
                   (Address of principal executive offices)

                          -------------------------

      Securities registered or to be registered pursuant to Section 12(b) of the Act.


                             Title of each class                                     Name of each exchange on which registered
American depositary shares, each representing 100 shares of
   par value HK$0.02 per share.....................................................   New York Stock Exchange, Inc.*
Shares of par value HK$0.02 per share..............................................   New York Stock Exchange, Inc.**

      Securities registered or to be registered pursuant to Section 12(g) of the Act. None (Title of Class)

      Securities for which there is a reporting obligation pursuant to Section
15(d) of the Act. None (Title of Class)

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Shares, par value HK$0.02 per share................................................   41,054,675,375*

      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                Yes |X| No |_|

      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                Yes |X| No |_|

      Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant is required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes |X| No |_|

      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, nor a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

  Large accelerated filer |X| Accelerated filer |_| Non-accelerated filer |_|

      Indicate by check mark which financial statement item the Registrant has elected to follow.

                            Item 17 |_| Item 18 |X|

      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                Yes |_| No |X|

      (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

      Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                Yes |_| No |_|

---------
* As of December 31, 2005, the number of shares outstanding was 41,054,675,375. As a result of placing existing shares and subscription of new shares as announced by CNOOC (BVI) Limited on April 27, 2006, we allotted 2,272,727,273 new shares on May 11, 2006. The number of shares outstanding immediately after the placing and allotment was 43,327,402,648.

** Not for trading, but only in connection with the registration of American depositary shares.

                                                          Table of Contents


                                                                                                                                Page
TERMS AND CONVENTIONS..............................................................................................................1
FORWARD-LOOKING STATEMENTS.........................................................................................................5

                                                               PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................................................................6
ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE..............................................................................6
ITEM 3.       KEY INFORMATION......................................................................................................6
   A.         Selected Financial Data..............................................................................................6
   B.         Capitalization and Indebtedness.....................................................................................10
   C.         Reasons for the Offer and Use of Proceeds...........................................................................10
   D.         Risk Factors........................................................................................................10
ITEM 4.       INFORMATION ON THE COMPANY..........................................................................................20
   A.         History and Development.............................................................................................20
   B.         Business Overview...................................................................................................23
ITEM 4A.      UNRESOLVED STAFF COMMENTS...........................................................................................68
ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................................................................68
   A.         Operating Results...................................................................................................68
   B.         Liquidity and Capital Resources.....................................................................................81
   C.         Research and Development, Patents and Licenses, etc.................................................................88
   D.         Trend Information...................................................................................................88
   E.         Off-Balance Sheet Arrangements......................................................................................88
   F.         Tabular Disclosure of Contractual Obligations.......................................................................88
ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................................89
   A.         Directors and Senior Management.....................................................................................89
   B.         Compensation of Directors and Officers..............................................................................96
   C.         Board Practice......................................................................................................96
   D.         Employees..........................................................................................................100
   E.         Share Ownership....................................................................................................100
ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................................................................105
   A.         Major Shareholders.................................................................................................105
   B.         Related Party Transactions.........................................................................................105
   C.         Interests of Experts and Counsel...................................................................................114
ITEM 8.       FINANCIAL INFORMATION..............................................................................................114
   A.         Consolidated Statements and Other Financial Information............................................................115
   B.         Significant Changes................................................................................................116
ITEM 9.       THE OFFER AND LISTING..............................................................................................117
ITEM 10.      ADDITIONAL INFORMATION.............................................................................................118
   A.         Share Capital......................................................................................................118
   B.         Memorandum and Articles of Association.............................................................................118
   C.         Material Contracts.................................................................................................121
   D.         Exchange Controls..................................................................................................121
   E.         Taxation...........................................................................................................122
   F.         Dividends and Paying Agents........................................................................................125
   G.         Statement by Experts...............................................................................................125
   H.         Documents on Display...............................................................................................125
   I.         Subsidiary Information.............................................................................................126
ITEM 11.      QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK.........................................................126
ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............................................................127




                                                               PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................................................................128
ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.......................................128
   A.         Material Modifications to the Instruments Defining the Rights of Security Holders..................................128
   B.         Material Modifications to the Rights of Registered Securities by Issuing or Modifying any other Class of
              Securities.........................................................................................................128
   C.         Withdrawal or Substitution of a Material Amount of the Assets Securing any Registered Securities...................128
   D.         Change of Trustees or Paying Agents for any Registered Securities..................................................128
   E.         Use of Proceeds....................................................................................................128
ITEM 15.      CONTROLS AND PROCEDURES............................................................................................128
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT...................................................................................128
ITEM 16B.     CODE OF ETHICS.....................................................................................................128
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................................................................129
ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.........................................................130
ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.............................................130

                                                              PART III

ITEM 17.      FINANCIAL STATEMENTS...............................................................................................131
ITEM 18.      FINANCIAL STATEMENTS...............................................................................................131
ITEM 19.      EXHIBITS...........................................................................................................131

                             TERMS AND CONVENTIONS

Definitions

      Unless the context otherwise requires, references in this annual report to:

o "CNOOC" are to our controlling shareholder, China National Offshore Oil Corporation, a PRC state-owned enterprise, and its affiliates, excluding us and our subsidiaries;

o "CNOOC Limited," are to CNOOC Limited, a Hong Kong limited liability company and the registrant of this annual report;

o "Our company," "we," "our" or "us" are to CNOOC Limited and its subsidiaries;

o "China" or "PRC" are to the People's Republic of China, excluding for purposes of geographical reference in this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

o "Hong Kong Stock Exchange" or "HKSE" are to The Stock Exchange of Hong Kong Limited;

o "Hong Kong Stock Exchange Listing Rules" are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

o "HK$" are to Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

o     "JPY" are to Japanese yen, the legal currency of Japan;

o     "Rmb" are to Renminbi, the legal currency of the PRC;

o "Rupiah" are to Indonesian Rupiah, the legal currency of the Republic of Indonesia; and

o "US$" are to U.S. dollar, the legal currency of the United States of America.

Conventions

      We have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005 of US$1.00=Rmb
8.0702. We have also translated amounts in Hong Kong dollars solely for the convenience of the reader at the rate of HK$7.80 to US$1.00, the linked exchange rate between such currencies under policies of the Hong Kong government in effect on December 31, 2005. We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2005, or at all. For further information on exchange rates, see Item 3 "Key Information--Selected Financial Data."

      Totals presented in this annual report may not total correctly due to rounding of numbers.

      Our "average net realized price" for oil and gas in each period is derived from a numerator divided by a denominator, where:

o the numerator is equal to the sum of (i) revenues from our oil and gas sales offshore China for the applicable period; (ii) the 30% ownership share of revenues from gas sales for the applicable period from our associated company, Shanghai Petroleum and Natural Gas Company Limited; and (iii) the revenues from oil and gas sales for the applicable period from our overseas interests; while:

o the denominator is equal to the sum of (i) the volume of oil and gas sales offshore China for the applicable period; (ii) 30% of the volume of gas sales for the applicable period from our associated company, Shanghai Petroleum and Natural Gas Company Limited; and (iii) the volume of oil and gas sales for the applicable period from our overseas interests.

      Our "net proved reserves" consist of our percentage interest in reserves, including our 100% interest in the independent oil and gas properties and our participating interest in the properties covered under the production sharing contracts in the PRC, less: (a) an adjustment for our share of royalties payable by us to the PRC government and our participating interest in share oil payable to the PRC government under the production sharing contracts, and (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to our participating interest; and plus (i) our 5.3% participating interest in North West Shelf Project in Australia, and
(ii) our participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment for share oil attributable to the Indonesian government and the domestic market obligation. In this annual report, we use "share oil" to refer to the portion of production that must be allocated to the relevant government entity or company under our production sharing contracts.

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

      o "lifting cost" means, for a given period, costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities, plus production taxes. Also known as production cost. The U.S. dollar amount of the lifting cost in this annual report may be different from what we disclosed in Hong Kong annual report due to the usage of different conversion rates.

      o "natural gas liquids" means light hydrocarbons that can be extracted in liquid form from natural gas through special separation plants. This group includes typically lighter liquid hydrocarbons than condensate, such as butane, propane and ethane. It is combined with crude oil production but not with crude oil reserve figures.

      o     "net wells" means a party's working interest in wells.

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

      o "success rate" means the total number of successful exploration wells divided by the total number of exploration wells drilled in a given period. Success rate can be applied to wildcat wells or appraisal wells in general.

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

      Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

                                    PART I

         ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable, but see "Item 6--Directors, Senior Management and Employees--Directors and Senior Management."

                ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

                            ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      You should read our selected historical consolidated financial data set forth below in conjunction with our consolidated financial statements and their notes under "Item 18--Financial Statements" and "Item 5--Operating and Financial Review and Prospects" in this annual report.

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

      The Hong Kong Institute of Certified Public Accountants issued a number of new standards and interpretations, effective January 1, 2005, which are applicable to our financial statements for the fiscal year ended on December 31, 2005. Certain prior year amounts have been restated upon adoption of such new policies, details of which are included in note 2.4 to our consolidated financial statements under "Item 18--Financial Statements" in this annual report.

      We have prepared and presented our consolidated financial statements in accordance with Hong Kong generally accepted accounting principles ("Hong Kong GAAP"). For an explanation of the reconciliation of our net income and shareholders' equity to U.S. generally accepted accounting principles ("US GAAP"), see note 37 to our consolidated financial statements under "Item 18--Financial Statements" in this annual report.


                                                                             Year ended December 31,
                                                   --------------------------------------------------------------------------------
                                                    2001(g)           2002          2003          2004           2005          2005
                                                   --------       --------      --------      --------       --------       -------
                                                        Rmb            Rmb           Rmb           Rmb            Rmb           US$
                                                   --------       --------      --------      --------       --------       -------

                                                                 (in millions, except per share and per ADS data)
Income Statement Data:
Hong Kong GAAP                                                  (Restated)    (Restated)    (Restated)
Operating revenues:
   Oil and gas sales............................     17,561         23,779        28,117        36,886         53,418         6,619
   Marketing revenues...........................      2,537          2,377        12,399        18,191         15,901         1,970
   Other income.................................        722            217           434           145            137            17
                                                   --------       --------      --------      --------       --------       -------
   Total operating revenues.....................     20,820         26,374        40,950        55,222         69,456         8,606
                                                   --------       --------      --------      --------       --------       -------

Expenses:
   Operating expenses...........................    (2,329)        (3,775)       (4,513)       (5,070)        (5,935)         (735)
   Production taxes.............................      (884)        (1,023)       (1,239)       (1,726)        (2,597)         (322)
   Exploration expenses.........................    (1,039)        (1,318)         (848)       (1,316)        (1,294)         (160)
   Depreciation, depletion and amortization.....    (2,567)        (4,020)       (4,643)       (5,455)        (5,965)         (739)
   Dismantlement................................       (90)          (126)         (167)         (202)          (253)          (31)
   Impairment losses related to property,
   plant and equipment..........................         --             --            --            --           (90)          (11)
   Crude oil and product purchases..............    (2,453)        (2,326)      (12,295)      (17,963)       (15,704)       (1,946)
   Selling and administrative expenses..........      (616)    (1,033) (e)   (1,250) (e)   (1,104) (e)        (1,370)         (170)
   Others.......................................      (618)           (31)         (350)          (46)           (76)          (10)
                                                   --------       --------      --------      --------       --------       -------
                                                   (10,596)       (13,652)      (25,305)      (32,882)       (33,284)       (4,124)
                                                   --------       --------      --------      --------       --------       -------

Interest income.................................        318            148           184           207            359            44
Finance costs...................................      (117)          (295)         (355)         (442)        (1,100)         (136)
Exchange gains (losses), net....................        235          (114)           (7)            29            287            36

Short term investment income....................        221            193           124            72            248            31
Share of  profits of associates.................         90            165           220           344            307            38
Non-operating income (expenses), net............         35           (71)           315           519             28             4
                                                   --------       --------      --------      --------       --------       -------

Income before tax...............................     11,006         12,748        16,125        23,070         36,301         4,498
Tax.............................................    (3,048)        (3,541)       (4,628)       (6,931)       (10,978)       (1,360)
                                                   --------       --------      --------      --------       --------       -------
Net income......................................      7,958          9,207        11,497        16,139         25,323         3,138
                                                   ========       ========      ========      ========       ========       =======

Net income per share (basic)(a)(b)..............       0.20           0.22          0.28          0.39           0.62          0.08
Net income per share (diluted)(a)(c)............       0.20           0.22          0.28          0.39           0.61          0.08
Net income per ADS (basic)(a)(b)................      20.04          22.42         27.99         39.31          61.68          7.64
Net income per ADS (diluted)(a)(c)..............      20.04          22.40         27.97         39.19          61.01          7.56

Dividend per share(a)
   Special interim dividend declared in
   place of  2003 final dividend(d).............         --             --            --         0.060             --            --
   Interim......................................      0.022          0.024         0.030         0.030          0.052         0.006
   Interim (in US$).............................      0.003          0.003         0.004         0.004             --            --
   Special interim..............................         --             --         0.038         0.050          0.052         0.006
   Special interim (in US$).....................         --             --         0.005         0.006             --            --
   Proposed final(d)............................      0.032          0.032         0.026         0.030          0.103         0.013
   Proposed final (in US$)(d)...................      0.004          0.004         0.003         0.004             --            --
   Proposed special final(d)....................         --          0.032         0.038         0.050             --            --
   Proposed special final (in US$)(d)...........         --          0.004         0.005         0.006             --            --

U.S. GAAP Operating revenues:
Oil and gas sales...............................     17,561         23,779        28,117        36,886         53,418         6,619
Marketing revenues..............................      2,537          2,377        12,399        18,191         15,901         1,970
Other income....................................        722            217           434           145            137            17
                                                   --------       --------      --------      --------       --------       -------
Total operating revenues........................     20,820         26,374        40,950        55,222         69,456         8,606
                                                   --------       --------      --------      --------       --------       -------
Net Income......................................      7,920          9,086        11,980        16,176         25,343         3,140

Net income per share (basic)(a)(b)..............       0.20           0.22          0.29          0.39           0.62          0.08
Net income per share (diluted)(a)(c)............       0.20           0.22          0.29          0.39           0.61          0.08



                                                                             Year ended December 31,
                                                   --------------------------------------------------------------------------------
                                                    2001(g)           2002          2003          2004           2005          2005
                                                   --------       --------      --------      --------       --------       -------
                                                        Rmb            Rmb           Rmb           Rmb            Rmb           US$
                                                   --------       --------      --------      --------       --------       -------

                                                                 (in millions, except per share and per ADS data)

Net income per ADS (basic)(a)(b)................      19.95          22.12         29.17         39.40          61.73          7.65
Net income per ADS (diluted)(a)(c)..............      19.95          22.13         29.14         39.28          61.06          7.57


                                                                             As of December 31,
                                                   --------------------------------------------------------------------------------
                                                    2001(g)            2002            2003            2004         2005       2005
                                                   --------        --------        --------        --------     --------    -------
                                                        Rmb             Rmb             Rmb             Rmb          Rmb        US$
                                                   --------        --------        --------        --------     --------    -------
                                                                      (in millions)
Balance Sheet Data:
Hong Kong GAAP                                                   (Restated)      (Restated)      (Restated)
Cash and cash equivalents.......................      6,394           7,839          14,400          14,092        8,992      1,114
Time deposits with maturities over three months.      2,050           4,690           2,323           8,603       12,200      1,512
Short term investments..........................      8,896           6,531           5,684           5,444       13,847      1,716
Current assets..................................     20,030          24,486          29,263          35,293       44,421      5,504
Property, plant and equipment, net..............     23,828      35,797 (f)      42,849 (f)      57,182 (f)       66,625      8,256
Investment in associates........................        462             537           1,118           1,327        1,402        174
Intangible assets...............................         --              --              --              --        1,300        161
Long term available-for-sale financial assets...         --              --              --              --        1,017        126
Total assets....................................     44,320      60,820 (f)      73,229 (f)      93,802 (f)      114,765     14,221
Current liabilities.............................      4,392           7,134           9,307          10,402       13,616      1,687
Long term bank loans, net of current portion....      3,256             941             890             865           24          3
Long term guaranteed notes .....................         --           4,071           8,142          16,313       16,532      2,049
Total long term liabilities.....................      6,617          13,393          17,461          26,957       27,546      3,413
Total liabilities...............................     11,009          20,527          26,768          37,359       41,162      5,100
Shareholders' equity............................     33,311  40,293 (e),(f)  46,461 (e),(f)  56,443 (e),(f)       73,603      9,120

U.S. GAAP
Total assets....................................     44,062          60,444          73,234          93,846      114,809     14,226
Total long term liabilities.....................      6,617          13,393          17,461          26,957       27,546      3,413
Shareholders' equity............................     33,053          40,344          46,496          56,487       73,647      9,126

---------
(a) On March 17, 2004, our shareholders approved a five-for-one stock split of our shares. The stock split was effected by dividing each of our issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each, and to increase the board lot size for trading on the Hong Kong Stock Exchange from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each. The ratio of our ADSs listed on the New York Stock Exchange also changed such that each ADS now represents 100 subdivided shares of HK$0.02 each, as opposed to 20 shares of HK$0.10 each prior to the stock split. As such, per share amounts of our shares have been adjusted retroactively for the stock split.

(b) Net income per share (basic) and net income per ADS (basic) for 2001 have been computed, without considering the dilutive effect of the shares underlying our share option scheme, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 39,706,916,525 and 397,069,165 respectively (based on a ratio of 100 shares to one ADS) for the period. Net income per share (basic) and net income per ADS (basic) for 2002 have been computed, without considering the dilutive effect of the shares underlying our share option scheme, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 41,070,828,275 and 410,708,283 respectively (based on a ratio of 100 shares to one ADS) for the period. Net income per share (basic) and net income per ADS (basic) for 2003 have been computed, without considering the dilutive effect of the shares underlying our share option scheme, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 41,070,828,275 and 410,708,283 respectively (based on a ratio of 100 shares to one ADS) for the period. Net income per share (basic) and net income per ADS (basic) for 2004 have been computed, without considering the dilutive effect of the shares underlying our share option scheme and convertible bonds, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 41,060,240,659 and 410,602,407 respectively (based on a ratio of 100 shares to one ADS) for the period. Net income per share (basic) and net income per ADS (basic) for 2005 have been computed, without considering the dilutive effect of the shares underlying our share option scheme and convertible bonds, by dividing net income by the weighted average number of shares and the weighted average number of ADSs of 41,054,499,982 and 410,545,000 respectively (based on a ratio of 100 shares to one ADS) for the period.

(c) Net income per share (diluted) and net income per ADS (diluted) for 2001 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, using 39,711,444,015 and 397,114,440 respectively. Net income per share (diluted) and net income per ADS (diluted) for 2002 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, using 41,096,426,920 and 410,964,269 respectively. Net income per share (diluted) and net income per ADS (diluted) for 2003 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, by using 41,110,339,095 and 411,103,391 respectively. Net income per share (diluted) and net income per ADS (diluted) for 2004 have been computed, after considering the dilutive effect of the shares underlying our share option scheme and convertible bonds, by using 41,179,513,436 and 411,795,134 respectively. Net income per share (diluted) and net income per ADS (diluted) for 2005 have been computed, after considering the dilutive effect of the shares underlying our share option scheme and convertible bonds, by using 42,386,055,766 and 423,860,558 respectively.

(d) The proposed final dividend and special final dividend for 2003 were cancelled and replaced by the special interim dividend of HK0.06 per share declared and paid in 2004.

(e) In periods prior to 2005, no recognition and measurement of share-based transactions in which employees (including directors) were granted share options in our company were required until such options were exercised by the employees, at which time the share capital and share premium were credited with the proceeds received. In 2005, we have adopted the provisions of Hong Kong Financial Reporting Standard ("HKFRS") retrospectively to all stock options granted from the date of our incorporation. Under HKFRS 2, when employees (including directors) render services as consideration for equity transactions ("equity-settled transaction"), the cost of equity-settled transaction is measured by reference to the fair value on the date on which the instrument is granted.

(f) Certain prior year amounts have been restated upon adoption of new Hong Kong accounting policies, details of which are included in note 2.2 to our financial statements (under HK GAAP). In prior periods, we classified the on-shore processing plants as land and buildings and depreciated over 30-50 years on a straight-line basis. Upon the adoption of HKAS 16, we have retrospectively reclassified our property, plant and equipment into two categories: oil and gas properties, and vehicles and office equipment. We have reclassified the onshore terminals previously classified as land and buildings to oil and gas properties as they will be used in similar operations and are expected to have similar economic useful lives. We have also changed our accounting policy retrospectively for 2002, 2003 and 2004 to state the onshore terminals at cost instead of valuation and to amortize those terminals by the unit-of-production method on a property-by-property basis.

(g) The 2001 selected consolidated income statement data and consolidated balance sheet data were audited by Arthur Anderson & Co., which voluntarily relinquished its license to practice public accounting in 2002. Our current auditors, Ernst & Young, have not reaudited the financial statements of 2001. As such, no restatement was made for 2001 as the impacts on the consolidated financial statements are considered not material.


                                                                             Year ended December 31,
                                                   --------------------------------------------------------------------------------
                                                    2001(g)           2002          2003          2004           2005          2005
                                                   --------       --------      --------      --------       --------       -------
                                                        Rmb            Rmb           Rmb           Rmb            Rmb           US$
                                                   --------       --------      --------      --------       --------       -------
Other Financial Data:
Hong Kong GAAP
Capital expenditures paid........................     4,343           6,833        8,272        12,843         16,606         2,058
Cash provided by (used for):
      Operating activities.......................    11,759          14,742       17,819        22,328         32,154         3,984
      Investing activities.......................  (11,366)        (11,724)      (9,513)      (24,607)       (29,349)       (3,637)
      Financing activities.......................     3,204         (1,573)      (1,745)         1,970        (7,786)         (965)
Ratio of total debt to total
  capitalization(1)..............................     12.3%           11.6%        16.2%         23.3%          19.1%        19.1 %

U.S. GAAP
Cash provided by (used for):
      Operating activities.......................    11,759          14,742       17,819        22,328         32,154         3,984
      Investing activities.......................  (11,366)        (11,724)      (9,513)      (24,607)       (29,349)       (3,637)
      Financing activities.......................     3,204         (1,573)      (1,745)         1,970        (7,786)         (965)
Ratio of cash provided by operating
   activities  to gross interest expense(2)......     37.2x           36.4x        35.1x         39.4x          41.5x         41.5x

Ratio of total debt to cash provided by
operating activities.............................      0.4x            0.4x         0.5x          0.8x           0.5x          0.5x
Net income.......................................     7,920           9,086       11,980        16,176         25,343         3,140
Net income margin(3).............................     38.0%           34.5%        29.3%         29.3%          36.5%         36.5%
Ratio of net income to gross interest expense(2).     25.1x           22.4x        23.6x         28.5x          32.7x         32.7x
Ratio of total debt to net income................      0.6x            0.6x         0.8x          1.1x           0.7x          0.7x
Ratio of total debt to total capitalization(1)...     12.4%           11.8%        16.3%         23.4%          19.1%         19.1%

--------------
(1)   Total capitalization excludes current portion of long-term debt.

(2)   Gross interest expense includes capitalized interest.

(3) Net income margin represents net income as a percentage of our total operating revenues, as computed under U.S. GAAP.

      We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to U.S. dollars have been made at a rate of Rmb 8.0702 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rate below or at all.

      The following table sets forth the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

                                             Noon Buying Rate
                                ------------------------------------------------
Period                             End    Average(1)          High           Low
                                ------        ------        ------        ------
                                            (Rmb per US$1.00)
2001........................    8.2766        8.2772        8.2786        8.2676
2002........................    8.2800        8.2772        8.2800        8.2669
2003........................    8.2767        8.2771        8.2800        8.2765
2004........................    8.2765        8.2768        8.2774        8.2764
2005........................    8.0702        8.1998        8.2765        8.0702
December 2005...............    8.0702            --        8.0808        8.0702
January 2006................    8.0608            --        8.0702        8.0596
February 2006...............    8.0415            --        8.0616        8.0415

March 2006..................    8.0167            --        8.0505        8.0167
April 2006..................    8.0165            --        8.0248        8.0040
May 2006....................    8.0215            --        8.0300        8.0005

---------
(1) Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

      As of June 6, 2006, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was Rmb 8.0120 to US$1.00.

      The Hong Kong dollar is freely convertible into the U.S. dollar. Since 1983, the Hong Kong dollar has been linked to the U.S. dollar. The Hong Kong government has also stated that it has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies, including the U.S. dollar. However, we cannot assure that the Hong Kong government will maintain the link at HK$7.80 to US$1.00 or at all.

      The following table sets forth the noon buying rates for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

                                             Noon Buying Rate
                                ------------------------------------------------
Period                             End    Average(1)          High           Low
                                ------        ------        ------        ------
                                                 (HK$ per US$1.00)
2001........................    7.7980        7.7996        7.8004        7.7970
2002........................    7.7988        7.7996        7.8095        7.7970
2003........................    7.7640        7.7864        7.8001        7.7285
2004........................    7.7723        7.7891        7.8010        7.7632
2005........................    7.7533        7.7755        7.7999        7.7514
December 2005...............    7.7533            --        7.7548        7.7514
January 2006................    7.7561            --        7.7571        7.7506
February 2006...............    7.7584            --        7.7618        7.7564
March 2006..................    7.7597            --        7.7620        7.7570
April 2006..................    7.7529            --        7.7598        7.7529
May 2006....................    7.7567            --        7.7575        7.7510

---------
(1) Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

      As of June 6, 2006, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7596 to US$1.00.

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

      o     domestic and foreign government regulations;

      o     weather conditions; and

      o     overall economic conditions.

      Our revenues and net income have increased significantly in the past five years, mainly due to increasing oil prices. However, we can not assure that oil price will remain high in the future. In 2005, oil prices for West Texas Intermediate, the international benchmark for crude oil, rose 44.9% from US$42.13 per barrel on January 3, 2005 to US$61.04 per barrel on December 30, 2005. The conflict and turmoil in the Middle East in the past three years raised concerns about the security and availability of ample supplies to meet growing global demand. West Texas Intermediate reached a high in 2005 of US$69.82 per barrel on August 30, 2005 and was US$72.50 per barrel on June 6, 2006. For a description of oil prices in recent years, see "Item 4--Information on the Company--Business Overview--Sales and Marketing--Sales of Offshore Crude Oil--Pricing" in this annual report. Any future declines in oil and gas prices would adversely affect our revenues and net income.

      The prices for the natural gas we sell are determined by negotiations between us and the prospective buyers. Our typical contracts with gas buyers include provisions for periodic resets and adjustment formulas that depend on a basket of crude oil prices and inflation as well as various other factors. These resets and adjustment formulas can result in natural gas price fluctuations which may adversely affect our business, results of operations and financial condition.

      Lower oil and gas prices may result in the write-off of higher cost reserves and other assets and may lower our earnings or cause losses. Lower oil and natural gas prices may also reduce the amount of oil and natural gas we can produce economically and render existing contracts that we have entered into uneconomical. For further details regarding the effects of oil and gas price fluctuations on our financial condition and results of operations, see "Item 5--Operating and Financial Review and Prospects."

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

      o     extensive engineering judgments; and

      o royalty and share oil policies in the PRC and foreign countries and regions where we have operations or assets.

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

      Approximately 50.9% of our proved reserves were undeveloped as of December 31, 2005. Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.

      Our future prospects largely depend on our capital expenditure plans, which are subject to various risks

      The oil and gas exploration and production business is capital intensive. We currently plan to spend US$2,233.2 million to develop our oil and gas properties and US$457.8 million for exploration in 2006. In addition to these amounts, we may make additional capital expenditures and investments to implement our business strategy.

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

      o approvals required from foreign governments for certain capital expenditures and investments outside the PRC;

      o our ability to obtain sufficient foreign currency to finance our capital expenditures; and

      o economic, political and other conditions in the PRC and in foreign countries and regions where we have operations.

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

      o our new natural gas operations may face additional competition from a number of international and PRC companies. In particular, PetroChina Company Limited, or PetroChina, has constructed natural gas pipelines to link its natural gas fields located in the western part of China to the eastern coastal regions;

      o our new natural gas activities may subject us to additional government regulation in China and foreign countries and regions;

      o our overseas natural gas businesses are subject to economic and political risks in the relevant countries and regions. See "--We are exposed to operating risks in some foreign countries and regions as a result of our acquisition of oil and gas interests located in these regions;"

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

      The infrastructure and demand for natural gas in the PRC may proceed at a slower pace than our planned increase in production

      Our proposed expansion of natural gas production in China is currently constrained by a lack of natural gas transmission and supply infrastructure and an underdeveloped natural gas market. Construction of transmission and supply pipelines and other infrastructure depends on many factors, many of which are beyond our control, such as funding, costs of land acquisition, national and local government approvals, and timely completion of construction. Development of the natural gas market depends on the establishment of long-term natural gas supply contracts with natural gas utilities or large end-users, such as power and chemical plants. The demand of these buyers for natural gas could be affected by a number of regulatory and market factors, such as regulation of coal prices, government power and utility policies, chemical commodity cycles, electricity pricing and demand, and environmental policies.

      CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates

      CNOOC indirectly owned 66.41% of our shares as of June 6, 2006. As a result, CNOOC is able to control the composition of our board of directors, determine the timing and amount of our dividend payments and otherwise control us. Although CNOOC is required to comply with provisions in the Hong

Kong Stock Exchange Listing Rules relating to protection for minority shareholders, there can be no assurance that CNOOC will act in a manner that benefits all of our shareholders. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected. We regularly enter into transactions with CNOOC and its affiliates, including China Oilfield Services Limited and Offshore Oil Engineering Company Limited. For the year ended December 31, 2005, sales to CNOOC and its affiliates accounted for 38.3% of our total revenues. For further details, see "Item 7--Major Shareholders and Related Party Transactions." Our transactions with CNOOC and its affiliates constitute connected transactions under the Hong Kong Stock Exchange Listing Rules. However, We must obtain the prior approval of the Hong Kong Stock Exchange to engage in some of these transactions and may also be required to obtain the prior approval of our independent directors and our independent shareholders. If we do not obtain these approvals, we may not be allowed to execute these transactions and our business operations and financial condition could be adversely affected.

      Under current PRC law, CNOOC has the exclusive right to enter into production sharing contracts with foreign oil and gas companies for petroleum exploration and production offshore China. CNOOC has undertaken to us that it will transfer all of its rights and obligations under any new production sharing contracts to us, except those relating to its administrative functions. PRC law restricts us from contracting directly with foreign enterprises for these purposes without CNOOC. The interests of CNOOC in entering into production sharing contracts with international oil and gas companies may differ from our interests, especially with respect to the criteria for determining whether, and on what terms, to enter into production sharing contracts. Our future business development may be adversely affected if CNOOC does not enter into new production sharing contracts on terms that are acceptable to us.

      Our business performance relies heavily on our sales to several major customers and a substantial drop in sales to any of these customers could have a material adverse effect on our results of operations

      We sell a significant proportion of our production to CNOOC and its affiliates and China Petroleum & Chemical Corporation, or Sinopec. For the years ended December 31, 2003, 2004 and 2005, sales to CNOOC and its affiliates accounted for 20.3%, 25.3% and 38.3%, respectively, of our total operating revenues, while sales to Sinopec accounted for 17.0%, 19.3% and 22.5%, respectively, of our total operating revenues. CNOOC has a controlling interest in us. However, our transactions with CNOOC and its affiliates are on commercial terms and CNOOC does not guarantee our sales volume or profit margin. Sinopec has its own oil and gas fields and has the right to import crude oil directly from the international market. We do not have any long-term sales contracts with CNOOC and its affiliates or Sinopec. Our business, results of operations and financial condition would be adversely affected if either CNOOC and its affiliates or Sinopec significantly reduces their crude oil purchases from us and we cannot find another ready buyer in the international market to purchase our crude oil at comparable prices.

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

      We are the dominant player in the oil and gas industry offshore China. Currently, we are the only company permitted to engage in oil and gas exploration offshore China in cooperation with foreign oil and gas companies. Any change to PRC law that allows new entrants to conduct oil and gas exploration activities offshore China in cooperation with international oil and gas companies could increase the competition for new oil and gas properties offshore China.

      CNOOC has undertaken to us that so long as it retains a controlling interest in us and our securities are listed on the Hong Kong Stock Exchange, the New York Stock Exchange or other securities trading systems in other parts of the world, we will have the exclusive right to exercise CNOOC's rights to engage in offshore oil and gas exploration, development, production and sales in the PRC and that it will not compete with us in such business. However, CNOOC's controlling interest in us may not continue in the future and CNOOC's undertaking may be subject to interpretative challenges. See "Item 4--Information on the Company--History and Development--Corporate Structure" and "Item 7--Major Shareholders and Related Party Transactions."

      Exploration, development and production risks and natural disasters affect our operations and could result in losses that are not covered by insurance

      Our petroleum exploration, development and production operations are subject to various risks, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters. Any of these risks could result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under production sharing contracts. In addition, we face the risk that we may not discover any economically productive natural gas or oil reservoirs. The costs of drilling, completing and operating wells also are uncertain and are subject to numerous factors beyond our control, including:

      o     weather conditions;

      o     natural disasters;

      o     availability of equipment and services;

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

      Some foreign countries and regions in which we have operations or may have operations in the future may not have diplomatic or trade relations with other countries and may be subject to trade or economic sanctions imposed by such other countries

      We currently have operations and assets in various foreign countries and regions, including Indonesia, Australia, Canada, Morocco, Nigeria and Myanmar. We may expand our operations into other countries to further enhance our reserve base and diversify our geographic risk profile. While these countries in which we have operations or may have operations in the future may maintain an amicable relationship with China, some of them may not have diplomatic or trade relations with other countries and may be subject to trade or economic sanctions imposed from time to time by such other countries. We will endeavor to limit our investment and scale of operations in these foreign jurisdictions to minimize our exposure, but we cannot assure that the operations and assets that we currently have or in the future may have in foreign countries and regions will not be affected by trade or economic sanctions that may be imposed by other countries due to their deteriorated relations with each other. Our business and results of operations may be adversely affected if such sanctions are imposed and result in interruption of our overseas operations or non-accessibility of our overseas assets for a significant period of time.

      We are exposed to operating risks in some foreign countries and regions as a result of our acquisition of oil and gas interests located in these regions

      We have acquired interests in oil and gas properties located in various foreign countries and regions, including Indonesia, Australia, Canada, Morocco, Nigeria and Myanmar. See "Item 4--

Information on the Company--Business Overview--Principal Oil and Gas Regions--Overseas Activity," "--Natural Gas Business--Overseas Activity" and "Item 5--Operating and Financial Review and Prospects--Operating
Results--Acquisitions and Overseas Activities." These interests are subject to operating risks in their respective regions, including economic and political risks.

      Our non-PRC interests are subject to the laws and regulations of these non-PRC jurisdictions respectively, including those relating to the development, production, marketing, pricing, transportation and storage of crude oil and natural gas, taxation and environmental and safety matters. In addition, our overseas operations generally are subject to production sharing arrangements with production sharing partners. As we expand to different countries, we may become exposed to various operating risks in each of these jurisdictions. Our non-PRC interests may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting these foreign nations which are not within our control including, among other things, a change in crude oil or natural gas pricing policy, the risks of war and terrorism, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, foreign exchange rate fluctuations and currency controls.

      We may not be able to obtain external financing that is acceptable to us for business development purposes

      From time to time, we may need to procure external debt and equity financing to implement our development plans and fund our other business requirements.

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

      Once we issue debt securities or otherwise incur indebtedness, we become subject to risks that impact the underlying principal of such indebtedness. While all our current debt securities are rated investment grade by rating agencies, we cannot assure that such ratings will not change due to internal or external factors. These factors may be beyond our control. Even if there is no default or event of default on our part, a market perception of an increased likelihood of a default may have a material adverse effect on our outstanding indebtedness as well as on our business operations.

      You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to 2002, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen

      On June 6, 2002, we terminated the engagement of Arthur Andersen & Co as our independent public accountants. Prior to that date, Arthur Andersen had audited our financial statements. Our selected historical financial data for the year ended, and as of, December 31, 2001 set forth in "Item 3--Key Information--Selected Financial Data" were based on our financial statements audited by Arthur Andersen. On June 15, 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with the U.S. government's investigation of Enron Corporation. On August 31, 2002, Arthur Andersen voluntarily relinquished its licenses to practice public accountancy in all states of the United States, thereby effectively ceasing to exist as a global accounting firm. Accordingly, it may be difficult or impossible for you to assert any claims against, or recover any damages from, Arthur Andersen, in respect of this annual report, including in respect of the financial statements previously audited by Arthur Andersen. Moreover, our current independent public accountants, Ernst & Young, have not reaudited the financial statements previously audited by Arthur Andersen. Therefore, it is highly unlikely that you will be able to assert claims against, or recover any damages from, Ernst & Young, in respect of the financial statements that were previously audited by Arthur Andersen.

Risks relating to the PRC petroleum industry

      A change in PRC petroleum industry regulations could have an adverse effect on our operations

      The PRC government exercises control over the PRC petroleum industry, including with respect to licensing, exploration, production, distribution, pricing, taxation, imports and exports and allocation of various resources. In the past, we have benefited from various favorable PRC government policies, laws and regulations that have been enacted to encourage the development of the offshore petroleum industry. See "Item 4--Information on the Company--Regulatory Framework--Special Policies Applicable to the Offshore Petroleum Industry in China." We cannot assure that the legal regime affecting our businesses will remain substantially unchanged or that we will continue to benefit from favorable PRC government policies.

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

      Increasing competition from foreign companies as a result of China's entry into the World Trade Organization may adversely affect our business

      Effective December 11, 2001, the PRC became a member of the World Trade Organization, or WTO. China's WTO commitments require it, within five years from the date of China's accession to the WTO, to lift restrictions that prohibit foreign companies from directly selling crude and processed oil in China. The sale of natural and liquefied petroleum gas is not specifically dealt with under China's market-access commitments relating to distribution services (as is the case with crude and processed oil). On April 6, 2004, the PRC Ministry of Commerce promulgated the Measures for the Administration on Foreign Investment in Commercial Fields, which generally allow foreign companies, through foreign-invested enterprises, to engage in retail and wholesale businesses other than those subject to special administration by the PRC government such as direct sale of crude and processed oil in China. The lifting of the restrictions on distribution of natural liquefied petroleum gas and the subsequent lifting of the restrictions on distribution of crude and processed oil in accordance with China's WTO commitments may increase competition and may adversely affect our business.

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

      The PRC economy has experienced significant growth since 1978, but the growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. In addition, the PRC government has attempted to control inflation by controlling the prices of basic commodities. Severe measures or other actions by the PRC government, such as placing additional controls on prices of petroleum and petroleum products, could restrict our business operations and adversely affect our financial position.

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

      The value of the Renminbi against Hong Kong dollar, U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China's political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People's Bank of China. The official exchange rate for the conversion of Renminbi into U.S. dollar has generally been stable during the past 10 years. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the U.S. dollar. From that day to December 31, 2005, Renminbi appreciated about 2.5% against the U.S. dollar. Changes in the PRC government's currency policies may lead to further fluctuations in the exchange rates for the conversion of Renminbi into foreign currencies which could have an uncertain effect on our business and operating results.

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

      Certain legal restrictions on dividend distribution may have a material adverse effect on our cash flows

      We are a holding company. Our exploration, development, production and sales businesses are owned and conducted through various wholly owned subsidiaries, including CNOOC China Limited, our wholly foreign-owned enterprise in the PRC. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries' ability to pay dividends to us is subject to PRC regulations, including restriction that companies may pay dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC laws, CNOOC China Limited is required to allocate at least 10% of its net profit to a reserve fund until the balance of the fund has reached 50% of its registered capital. Such reserve is not distributable as cash dividends. Therefore, there is a risk that we could not maintain sufficient cash flows due to these restrictions on dividend distribution.

      The interpretation and enforcement of PRC laws and regulations is subject to some uncertainty

      The PRC legal system is based on statutory law. Under this system, prior court decisions may be referred to but are not binding. Since 1979, the PRC government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investments, commerce, taxation and trade. Because these laws, regulations and legal requirements are relatively new, and because of the limited volume of published cases and judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty.

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

Risks relating to our ADSs and shares

      Additional shares or ADSs eligible for public sale could adversely affect the price of our shares or ADSs

      Sales, or the real or perceived possibility of sales, of a significant number of additional shares in the public market could adversely affect prevailing market prices for our shares and ADSs. As of June 6, 2006, CNOOC, through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation Ltd., held approximately 66.41% of our shares and the rest of our shares were held by public investors, including institutional and corporate investors. We cannot predict the effect, if any, that sales of our shares, including sales of large positions held by institutional and corporate investors, or the availability of our shares for future sale, will have on the market price of our shares or ADSs.

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

      Prior to CNOOC's internal business reorganization in 1999, CNOOC and its various affiliates performed both commercial and administrative functions relating to petroleum exploration and development offshore China, including:

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

Reorganization

      Pursuant to CNOOC's internal business reorganization in 1999, CNOOC transferred all of its then and current operational and commercial interests in its offshore petroleum business to us. As a result, we and our subsidiaries are the only vehicle through which CNOOC engages in petroleum exploration, development, production and sales activities both within and outside China.

      The assets and liabilities primarily relating to the offshore petroleum business that were transferred to us in the reorganization included:

      o 37 production sharing contracts and one geophysical survey agreement;

      o     8 independent development and production projects;

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

Undertakings

      CNOOC has undertaken to us that:

      o we will enjoy the exclusive right to exercise all of CNOOC's commercial and operational rights under the PRC laws and regulations relating to the exploration, development, production and sales of oil and natural gas offshore China;

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

Organizational Structure

      CNOOC indirectly owned or controlled an aggregate of approximately 66.41% of our shares as of June 6, 2006. There have been no changes to our corporate structure since such date. Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in us, the management of our business will be our directors' responsibility.

      The following chart sets forth our controlling entities and our principal subsidiaries as of June 6, 2006.



                                                  --------------------------
                                                    China National Offshore
                                                        Oil Corporation
                                                             (PRC)
                                                  --------------------------
                                                              |
                                                              |  100%
                                                              |
                                                  --------------------------
                                                      Overseas Oil & Gas
                                                      Corporation, Ltd(1)
                                                           (Bermuda)
                                                  --------------------------
                                                              |
                                                              |  100%
                                                              |
                                                  --------------------------
                                                      CNOOC (BVI) Limited
                                                    (British Virgin Islands)

                                                  --------------------------
            --------------------------                       |
             Public Shareholders and                         |
               Corporate Investors    \                      |    66.41%
                                        \  33.59%            |
            --------------------------    \                  |
                                            \     --------------------------
                                              \         CNOOC Limited
                                                \        (Hong Kong)

                                                  --------------------------
                                                             |
                                                             |
                                                             |
              ----------------------------------------------------------------------------------------------
              |                            |                                  |                             |
              |   100%                     |   100%                           |   100%                      |   100%
              |                            |                                  |                             |
  --------------------------   --------------------------         --------------------------    --------------------------
            CNOOC                                                    China Offshore Oil                  Finance
        International                 CNOOC China                        (Singapore)                  Subsidiaries(5)
          Limited(2)                   Limited(3)                 International Pte. Ltd.(4)     (British Virgin Islands)
   (British Virgin Islands)              (PRC)                           (Singapore)
  --------------------------   --------------------------         --------------------------    --------------------------



(1) Overseas Oil & Gas Corporation, Ltd also directly owns five shares of our company.

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

Capital Expenditures

      Our capital expenditures in 2003, 2004 and 2005 amounted to Rmb 12,372.5 million, Rmb 18,622.0 million and Rmb 17,469.5 million (US$2,164.7 million) , respectively. For 2006, we have budgeted approximately US$3.08 billion for capital expenditures, approximately US$316.3 million of which is budgeted for general exploration activities offshore China and approximately US$1,860.1 million is budgeted for development activities offshore China. We expect to fund our capital expenditures with our cash flows from operations and our borrowings. For further details about our capital expenditures, see "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Expenditures and Investments."

B.    BUSINESS OVERVIEW

Overview

      We are an oil and gas company engaged in the exploration, development and production of crude oil and natural gas primarily offshore China. We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration and production activities with foreign oil and gas companies offshore China. As of December 31, 2005, we had estimated net proved reserves of 2,362.6 million BOE, comprised of 1,457.4 million barrels of crude oil and condensate and 5,430.9 billion cubic feet of natural gas. For 2005, our net production averaged 356,868 barrels per day of crude oil, condensate and natural gas liquids and 389.6 million cubic feet per day of natural gas, which together totaled 424,108 BOE per day.

      Our net proved reserves increased from 1,787.1 million BOE as of December 31, 2001 to 2,362.6 million BOE as of December 31, 2005 which represents a compound annual growth rate of 7.2%. Based on net proved reserves, we are one of the largest independent oil and gas exploration and production companies in the world. In the petroleum industry, an "independent" company owns oil and gas reserves independently of other downstream assets, such as refining and marketing assets, whereas an integrated company owns downstream assets in addition to oil and gas reserves. As of December 31, 2005, approximately 50.9% of our net proved reserves were classified as net proved undeveloped. We plan to spend US$1,860.1 million developing our reserves primarily offshore China and US$316.3 million for exploration primarily offshore China in 2006.

      We conduct exploration, development, production and sale activities through both independent operations and production sharing contracts with foreign partners. We have added to our reserves in recent years primarily through our independent operations. As of December 31, 2005, independent properties accounted for 61.9% of our total net proved reserves and independent net proved undeveloped reserves accounted for 67.2% of our total net proved undeveloped reserves. We are the operator of all of our independent producing properties. For the year ended December 31, 2005, production from our independent properties accounted for 45.5% of our total net production.

      Our controlling shareholder, CNOOC, has the exclusive right to enter into contracts with international oil and gas companies to conduct exploration and production activities offshore China. Under these production sharing contracts, we have the sole right to acquire, at no cost, participating interests in any successful discovery offshore China made by our foreign partners. Our foreign partners can recover their exploration costs under the production sharing contracts only if a commercially viable discovery is made. As of December 31, 2005, we had approximately 28 foreign partners under our existing production sharing contracts offshore China, all of which are international oil and gas companies, including Agip, BP, Burlington Resources, Chevron, ConocoPhillips, Devon Energy, Husky, Kerr-McGee, Newfield Exploration and Royal Dutch Shell. As of December 31, 2005, we were a party to 34 production sharing contracts offshore China. We are currently the operator or joint operator of most of the properties developed under our production sharing contracts.

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

      o     sizable operating areas with demonstrated exploration potential;

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

      Large proved reserve base with significant exploitation opportunities

      Based on net proved reserves as of December 31, 2005 and average net daily production for the year ended December 31, 2005, we had a reserve-to-production ratio of 15.3 years. As of December 31, 2005, approximately 50.9% of our net proved reserves were classified as net proved undeveloped. We expect our production to grow significantly as these undeveloped properties begin production.

      Sizable operating area with demonstrated exploration potential

      The offshore China exploration area is approximately 1.3 million square kilometers in size, about twice as large as the U.S. Gulf of Mexico exploration area. Only limited exploration has been conducted in Western South China Sea and East China Sea. Since CNOOC's inception in 1982 to the end of 2005, a total of 820 exploration wells have been drilled offshore China, including 526 wildcat wells with a success rate of approximately 35%. During the past five years ended December 31, 2005, we made 31 discoveries and foreign partners announced 17 discoveries offshore China.

      Successful independent exploration and development record.

      From the inception of CNOOC in 1982 to December 31, 2005, we achieved a success rate of approximately 44% on our 237 offshore China independent wildcat wells, while our foreign partners achieved a success rate of approximately 28% on their 289 offshore China wildcat wells. As of December 31, 2005, independent properties accounted for 61.9% of our total net proved reserves and independent net proved undeveloped reserves accounted for 67.2% of our total net proved undeveloped reserves. In 2005, we completed four of our major independent development projects on time and under budget.

      Competitive cost structure

      For the year ended December 31, 2005, our total offshore China lifting costs were US$6.34 per BOE. Total lifting costs for independent operations offshore China were US$5.86 per BOE during the same period. Lifting costs consist of operating expenses and production taxes. We have kept our offshore China lifting costs low through various measures including more efficient use of existing offshore facilities, the linking of employee bonuses to cost reduction and the adoption of new technology in our operations. We believe that such cost structure allows us to compete effectively even in a low crude oil price environment.

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

      Strategic position in China's growing natural gas markets

      The proximity of our natural gas reserves to the major demand areas in the coastal regions of China provides us with a competitive advantage over other natural gas suppliers in China, whose natural gas reserves are located primarily in northwest and southwest China. We have natural gas fields near many of China's rapidly growing coastal areas, including Hong Kong, Shanghai and Guangzhou. We have also acquired interests in gas reserves located in Tangguh, Indonesia and the North West Shelf of Australia. In addition, CNOOC has granted us an option to invest in liquefied natural gas projects or other natural gas related businesses in the PRC in which CNOOC invested or proposed to invest. For further information, see "--Natural Gas Business."

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

      o maintain financial flexibility through prudent financial practices.

            Increase production primarily through the development of our net proved undeveloped reserves

      As of December 31, 2005, approximately 50.9 % of our proved reserves were classified as net proved undeveloped, which gives us the opportunity to achieve substantial production growth even without additional reserve discoveries, assuming that we will be able to develop these reserves more quickly than we deplete our currently producing reserves. We are currently undertaking a number of large development projects located primarily in the Bohai Bay and the Western South China Sea, which we expect to substantially increase production. We plan to spend approximately US$1,860.1 million in 2006 to develop our net proved undeveloped reserves offshore China. We also plan to spend approximately US$373.1 million to develop our overseas reserves in 2006.

      Add to our reserves through independent exploration and production sharing contracts

      We plan to concentrate our independent exploration efforts in existing operating areas. We plan to spend approximately US$457.8 million in 2006 on exploration activities. We plan to increase independent exploration efforts while continuing to enter into production sharing contracts with foreign partners to lower capital requirements and exploration risks. In 2006, we plan to drill approximately 67 exploration wells, and acquire independently approximately 25,300 kilometers and 4,050 square kilometers of 2D seismic data and 3D seismic data, respectively. Our foreign partners under existing production sharing contracts plan to drill approximately 22 exploration wells, and acquire approximately 13,200 kilometers and 5,320 square kilometers of 2D seismic data and 3D seismic data, respectively, in 2006.

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

      Selectively pursue acquisitions to ensure long-term production growth, geographical reserves risk diversification, and to further our natural gas strategy

      We plan to make selective acquisitions that will meet one or more of our strategic objectives of enhancing our production profile, diversifying our reserve base and geographic risk profile and furthering our natural gas strategy. In addition, we evaluate acquisition opportunities based on our expected economic return criteria. In 2004 and 2005, we, Golden Aaron Pte. Ltd. and China Global Construction Limited. formed a joint venture and entered into six production sharing contracts with Myanmar Oil and Gas Enterprise. We act as the operator under these production sharing contracts. In early 2005, through our wholly owned subsidiary CNOOC Canada Limited, we acquired a 16.69% interest in MEG Energy Corp. at a consideration of 150 million Canadian dollars. In April 2006, we completed the acquisition of a 45% working interest in an offshore oil-mining license "OML 130" in Nigeria for a cash consideration of US$2.268 billion. On April 28, 2006, through our wholly-owned subsidiary CNOOC Africa Limited, we signed production sharing contracts for six blocks with a total area of 115,343 square kilometers in Kenya.

      We are continuously implementing our natural gas strategy. In April, 2006, we signed Farm-in Agreements with BHP Billiton Limited and Kerr-McGee Australia Exploration and Production Pty Ltd through our subsidiary, CNOOC Australia E&P Pty Ltd, and obtained a 25% interest in four Exploration Permits in the Outer Browse Basin of Australia. We believe these upstream participation will enhance our natural gas strategy as well as provide us with access to other gas-rich basins for further growth opportunities.

      Maintain operational efficiency and low production costs

      We will continue to maintain our low cost structure and operational efficiency through the following initiatives:

      o Apply up-to-date drilling, production and offshore engineering technology to our operations through our oilfield service providers. This technology includes long-range extension wells, multilateral wells, advanced formation testing, multi-phase transmission, monolayer pipeline and subsea technology, minimal structure techniques and suction foundation technology;

      o Proactively manage service contracts and cooperate with our oilfield service providers to improve exploration efficiency and reduce exploration costs. This measure includes using operational techniques such as cluster drilling, which reduces drilling time by one-third and lowers the related costs by up to 40%; and

      o Maintain high production volume levels on an individual well basis and increase the productivity of producing wells.

      Maintain financial flexibility through prudent financial practices

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

Selected Operating and Reserves Data

      The following table sets forth our operating data and our net proved reserves as of the time and for the periods indicated.

                                                      Year ended December 31,
                                                  ------------------------------
                                                      2003       2004       2005
                                                  --------   --------   --------
Net Production:
Oil (daily average bbls/day)..................     306,464    319,436    356,868
Gas (daily average mmcf/day)..................       291.0      364.1      389.6
Oil equivalent (BOE/day)......................     356,729    382,513    424,108
Average net realized prices:
      Oil (per bbl)...........................    US$28.11   US$35.41   US$47.31
      Gas (per mcf)...........................        2.87       2.75       2.82
Offshore China lifting costs (per BOE)........        4.66       5.31       6.34
Overseas lifting costs (per BOE)(1)...........        9.27      10.72      12.41

Net Proved Reserves (end of period):
Oil (mmbbls)..................................     1,436.1    1,455.6    1,457.4
Gas (bcf).....................................     4,154.4    4,646.6    5,430.9
Total (million BOE)...........................     2,128.5    2,230.0    2,362.6
Proved developed reserves (million BOE).......       914.6    1,080.7    1,159.8
Annual reserves replacement ratio.............        187%       173%       186%
Estimated reserves life (years)...............        16.3       15.9       15.3
Standardized measure of discounted future
  net cash flow (million Rmb).................     109,800    125,387    199,427

---------
(1) Overseas lifting costs reflect lifting costs associated with our operations in Indonesia and are calculated using the net entitlement method.

      Our finding and development costs per BOE reported in prior years was calculated by dividing the net reserve change for each reporting period (excluding production and sales) into the costs incurred for the period, as reported in the "Costs Incurred" disclosure required by Statement of Financial accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities." Due to the timing of the related costs incurred to find and develop such proved reserves, this often includes quantities of proved reserves for which a majority of the costs of development have not yet been incurred. Conversely, it also often includes costs to develop proved reserves that had been added in earlier years. Because it may not necessarily represent total finding and development costs for projects under way or may not be indicative of expected future finding and development costs, we discontinued reporting such information.

      At our request, Ryder Scott Company, an independent petroleum engineering consulting company, carried out an independent evaluation of the reserves of selected properties as of December 31, 2003, 2004 and 2005. For further information regarding our reserves, see "Item 3--Key Information--Risk Factors--Risks relating to our business--The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing and production" and "--Oil and Natural Gas Reserves."

      The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as of the dates indicated.


                                                       Net proved reserves         Net proved reserves
                                                         at December 31,           at December 31, 2005
                                                        -------  -------          -------         -----   -------
                                                           2003     2004        Developed   Undeveloped     Total
                                                        -------  -------        ---------   -----------   -------
Bohai Bay:
Crude oil (mmbbls).................................       990.4    974.6            452.0         468.2     920.2
Natural gas (bcf)..................................       566.6    706.2            304.4         436.3     740.7
                                                        -------  -------        ---------   -----------   -------
   Total (million BOE):............................     1,084.8  1,092.3            502.7         541.0   1,043.7
                                                        =======  =======        =========   ===========   =======
      Independent (million BOE)....................       556.3    605.5            336.0         286.4     622.4
      Production sharing contracts (million BOE)...       528.5    486.8            166.7         254.6     421.3

Western South China Sea:
Crude oil (mmbbls).................................       173.7    189.7             77.6         128.1     205.7
Natural gas (bcf)..................................     2,564.0  2,484.8          1,733.5         870.4   2,604.0
                                                        -------  -------        ---------   -----------   -------
   Total (million BOE):............................       601.0    603.8            366.5         273.2     639.7
                                                        =======  =======        =========   ===========   =======
      Independent (million BOE)....................       476.7    482.6            264.7         266.5     531.2
      Production sharing contracts (million BOE)...       124.3    121.2            101.8           6.7     108.5

Eastern South China Sea:
Crude oil (mmbbls).................................       154.8    168.0            112.0          99.2     211.2
Natural gas (bcf)..................................       548.2    730.8               --         784.2     784.2
                                                        -------  -------        ---------   -----------   -------
   Total (million BOE):............................       246.1    289.8            112.0         229.9     341.9
                                                        =======  =======        =========   ===========   =======
      Independent (million BOE)....................       141.1    183.8             39.6         180.7     220.3
      Production sharing contracts (million BOE)...       105.0    106.0             72.4          49.2     121.6

East China Sea:
Crude oil (mmbbls).................................        13.9     21.5              2.8          18.4      21.2
Natural gas (bcf)..................................       275.3    403.4             60.0         342.2     402.2
                                                        -------  -------        ---------   -----------   -------
   Total (million BOE):............................        59.8     88.7             12.8          75.4      88.2
                                                        =======  =======        =========   ===========   =======
      Independent (million BOE)....................        12.7     88.7             12.8          75.4      88.2
      Production sharing contracts (million BOE)...        47.1       --               --            --        --

Overseas:
Crude oil (mmbbls).................................       103.4    101.9             77.1          22.0      99.1
Natural gas (bcf)..................................       200.3    321.4            532.4         367.5     899.9
                                                        -------  -------        ---------   -----------   -------
   Total (million BOE):............................       136.8    155.5            165.8          83.3     249.1
                                                        =======  =======        =========   ===========   =======
      Independent (million BOE)....................          --       --               --            --        --
      Production sharing contracts (million BOE)...       136.8    155.5            165.8          83.3     249.1

Total:
Total crude oil (mmbbls)...........................     1,436.1  1,455.6            721.5         735.9   1,457.4
Total natural gas (bcf)............................     4,154.3  4,646.6          2,630.3       2,800.6   5,430.9
                                                        -------  -------        ---------   -----------   -------
   Total (million BOE):............................     2,128.5  2,230.0          1,159.9       1,202.7   2,362.6
                                                        =======  =======        =========   ===========   =======
      Independent (million BOE)....................     1,186.9  1,360.5            653.2         809.0   1,462.2
      Production sharing contracts (million BOE)...       941.6    869.5            506.7         393.7     900.4

New Contracts Signed in 2005

           In 2005, our controlling shareholder, CNOOC, signed seven petroleum contracts offshore China as follows:

                                                                                      Interest of
                                                                                 Partner(s) in the
                                                                                 Exploration Phase        Date of
No.     Basin                     Block                    Partner                      (%)              Agreement       Area (km(2)
------------------------------------------------------------------------------------------------------------------------------------

1       Pearl River Mouth                      Kerr-McGee China Petroleum Ltd.             100%           02/04/2005          9,729
        Basin               43/11

2       East China Sea      25/34              Primeline Energy China Limited/             100%           03/24/2005          7,006
                                               Primeline Petroleum Corporation


3       Pearl River Mouth   28/20              Texas American Resources-Asia,              100%           10/18/2005          7,625
        Basin                                  Inc.

4       Pearl River Mouth   03/27              Texas American Resources-Asia,              100%           10/18/2005         10,569
        Basin                                  Inc.

5       Pearl River Mouth   42/05              Devon Energy China, Ltd.                    100%           12/06/2005          6,939
        Basin

6       Pearl River Mouth   16/05              New Field China, LDC                        100%           12/12/2005          2,064
        Basin

7       Pearl River Mouth   17/08              New Field China, LDC                        100%           12/12/2005          7,106
        Basin



      In 2005 and the first four months of 2006, we signed 11 overseas petroleum contracts or agreements as follows:


                                                                                   Our Participating       Date of
No.     Country                   Block                    Partners                 Interest (%)        Agreement       Area (km(2))
------------------------------------------------------------------------------------------------------------------------------------

1       Myanmar                    C1           Golden Aaron Pte Limited HQCEC            81.25             01/25/05         16,988

2       Myanmar                    C2           Golden Aaron Pte Limited HQCEC            81.25             01/25/05         26,506

3       Myanmar                    M2           Golden Aaron Pte Limited HQCEC            81.25             01/25/05          9,653

4       Equatorial Guinea           S                      GEPetrol                          75             02/17/06          2,287

5       Morocco               RAS TAFELNEY                  Vanco                         11.25             04/21/05         14,000

6       Nigeria                  OML130                     Total                            45             01/09/06          1,295
                                                          Petrobras
                                                           SAPETRO




7       Nigeria                  OPL229                      EERL                            35             01/27/06          1,376
                                                             AMNI
                                                             AERD
                                                             BOGI

8       Philippines               SC57                     PNOC-EC                           51             04/02/06        2,881.5

9       Australia               WA-301-P                     BHPB                            25             04/03/06          7,430

10      Australia               WA-303-P                     BHPB                            25             04/03/06         13,570
                                WA-304-P                  Kerr McGee
                                WA-305-P

11      Kenya                Block 1, Block                                                 100             04/28/06        115,342
                              9, Block 10A,
                                 L2, L3, L4


Exploration and Production

Summary

      We currently conduct exploration, development and production activities primarily in four areas offshore China:

      o     the Bohai Bay;

      o     the Western South China Sea;

      o     the Eastern South China Sea; and

      o     the East China Sea.

                               [GRAPHIC OMITTED]

      In addition, we hold several equity interests in oil and gas properties in foreign countries and regions including Indonesia, Australia, Canada, Morocco, Nigeria and Myanmar. See "--Overseas Activity," "--Natural Gas Business--Overseas Activity" and "Item 5--Operating and Financial Review and Prospects--Operating Results--Acquisitions and Overseas Activities."

      As of December 31, 2005, we had estimated net proved reserves of 2,362.6 million BOE, comprised of 1,457.4 million barrels of crude oil and condensate and 5,430.9 billion cubic feet of natural gas. As of December 31, 2005, we had interests in 41 producing properties and 49 properties under development and appraisal offshore China. In 2005, seven properties offshore China commenced production. For 2005, net production averaged 356,868 barrels per day of crude oil, condensate and natural gas liquids and 389.6 million cubic feet per day of natural gas, which together totaled 424,108 BOE per day, representing a 10.9% increase over the annual average daily production for 2004.

      We conduct our exploration, development and production activities independently as well as through production sharing contracts with foreign partners. A production sharing contract contains provisions regarding the exploration, development, production and operation of an oil and gas field and the formula through which foreign partners may recover exploration, development and production costs and share in the production after the successful development of petroleum reserves. See "--Production Sharing Contracts--Offshore China" for a detailed discussion of these arrangements.

      We also conduct exploration efforts through geophysical survey agreements with foreign companies. These geophysical survey agreements allow international oil and gas companies to conduct geophysical studies before deciding whether to negotiate a production sharing contract with CNOOC. If a foreign partner decides to enter into a production sharing contract with CNOOC, the costs and expenses that the foreign partner incurs in conducting geophysical exploration may be recovered during the production period by the foreign partner, subject to our confirmation. See "--Geophysical Survey Agreements" for a detailed discussion of these arrangements. As of December 31, 2005, we were not a party to any geophysical survey agreements, although we may enter into such agreements in the future.

      The offshore China exploration area is approximately 1.3 million square kilometers in size. We currently have rights to operate independently or in conjunction with international oil and gas companies in 134 exploration blocks covering approximately 627,271 square kilometers. We have access to 902,476 kilometers of 2D seismic data and 45,217 square kilometers of 3D seismic data. From the beginning of CNOOC's operations in 1982 to December 31, 2005, a total of 820 exploration wells have been drilled, including 526 wildcat wells, with a success rate of approximately 35%. During this period we achieved a success rate of approximately 44% on 237 independent exploration wildcat wells, while our foreign partners achieved a success rate of approximately 28% on their 289 exploration wildcat wells.

Oil and Natural Gas Reserves

      We have a large base of net proved undeveloped reserves as a result of our exploration successes. As of December 31, 2005, approximately 50.9% of our net proved reserves were classified as net proved undeveloped. We are undertaking a number of large development projects located primarily in the Bohai Bay and the Western South China Sea and expect these projects to substantially increase our production.

      Our "net proved reserves" consist of our percentage interest in reserves, including our 100% interest in the independent oil and gas properties and our participating interest in the properties covered under the production sharing contracts in PRC, less: (a) an adjustment for our share of royalties payable by us to the PRC government and our participating interest in share oil payable to the PRC government under the production sharing contracts, and (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to our participating interest; and plus (i) our 5.3% participating interest in North West Shelf Project in Australia, and (ii) our participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment for share oil attributable to the Indonesian government and the domestic market obligation. Net proved reserves do not include any deduction for production taxes, which are included in our operating expenses. Net production is calculated in the same way as net proved reserves.

      We explore and develop our reserves offshore China under exploration and production licenses granted by the PRC government. The PRC government generally grants exploration licenses for individual blocks while production licenses generally are granted for individual fields. All of our proved reserves are under production licenses granted by the PRC government.

      At our request, Ryder Scott Company, an independent petroleum engineering consulting company, evaluated our selected properties as of December 31, 2003, 2004 and 2005. For further information regarding our reserves, see "Item 3--Key Information--Risk Factors--Risks relating to our business--The oil and gas reserves data in this annual report may require substantial revisions as a result of future drilling, testing and production."

      The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and production sharing contract operations in each of our operating areas.

                      Total Net Proved Crude Oil Reserves
                                   (mmbbls)


                                                 As of December 31,                   As of December 31, 2005
                                                --------------------       ----------------------------------------------
                                                   2003         2004       Developed         Undeveloped            Total
                                                -------      -------       ---------         -----------          -------
Offshore China
Independent
      Bohai Bay..........................         474.3        487.8           285.3               213.6            498.9
      Western South China Sea............         135.2        147.6            43.2               125.8            169.0
      Eastern South China Sea............          56.6         69.1            39.6                56.9             96.5
      East China Sea.....................           4.6         21.5             2.8                18.4             21.2
                                                -------      -------       ---------         -----------          -------
           Total.........................         670.8        726.0           370.9               414.7            785.6
Production Sharing Contracts
      Bohai Bay..........................         516.1        486.8           166.7               254.6            421.3
      Western South China Sea............          38.5         42.0            34.5                 2.3             36.8
      Eastern South China Sea............          98.1         98.8            72.4                42.3            114.7
      East China Sea.....................           9.3           --              --                  --               --
                                                -------      -------       ---------         -----------          -------
           Total.........................         662.0        627.6           273.6               299.2            572.8
Combined
      Bohai Bay..........................         990.4        974.6           452.0               468.2            920.2
      Western South China Sea............         173.7        189.7            77.6               128.1            205.7
      Eastern South China Sea............         154.8        168.0           112.0                99.2            211.2
      East China Sea.....................          13.9         21.5             2.8                18.4             21.2
                                                -------      -------       ---------         -----------          -------
           Total.........................       1,332.7      1,353.8           644.4               713.9          1,358.3
Overseas(1)
      Indonesia..........................         103.4        101.9            62.7                11.0             73.7
      North West Shelf, Australia........            --           --            14.4                11.0             25.4
                                                -------      -------       ---------         -----------          -------
      Total..............................         103.4        101.9            77.1                22.0             99.1
Total....................................       1,436.1      1,455.6           721.5               735.9          1,457.4
                                                =======      =======       =========         ===========          =======

---------
(1)   As of December 31, 2005, our net proved reserves attributable to overseas operations were derived mainly from Indonesia and Australia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts. In Australia, we hold interests in the North West Shelf project.


                     Total Net Proved Natural Gas Reserves
                                     (bcf)

                                                 As of December 31,                   As of December 31, 2005
                                                --------------------       ----------------------------------------------
                                                   2003         2004       Developed         Undeveloped            Total
                                                -------      -------       ---------         -----------          -------
Offshore China
Independent
      Bohai Bay.........................          491.9        706.2           304.4               436.3             740.7
      Western South China Sea...........        2,049.3      2,009.7         1,329.4               844.4           2,173.8
      Eastern South China Sea...........          506.9        687.7              --               742.8             742.8
      East China Sea....................           48.7        403.4            60.0               342.2             402.2
                                                -------      -------       ---------         -----------          -------
           Total........................        3,096.8      3,807.0         1,693.8             2,365.8           4,059.6
Production Sharing Contracts
      Bohai Bay.........................           74.7           --              --                  --                --
      Western South China Sea...........          514.7        475.1           404.1                26.0             430.1
      Eastern South China Sea...........           41.2         43.0              --                41.3              41.3
      East China Sea....................          226.7           --              --                  --                --
                                                -------      -------       ---------         -----------          -------
           Total........................          857.3        518.1           404.1                67.3             471.4
Combined
      Bohai Bay  .......................          566.6        706.2           304.4               436.3             740.7
      Western South China Sea...........        2,564.0      2,484.8         1,733.5               870.4           2,603.9
      Eastern South China Sea...........          548.2        730.8              --               784.2             784.2
      East China Sea....................          275.3        403.4            60.0               342.2             402.2
                                                -------      -------       ---------         -----------          -------
           Total........................        3,954.1      4,325.2         2,097.9             2,433.1           4,531.0





                                                 As of December 31,                   As of December 31, 2005
                                                --------------------       ----------------------------------------------
                                                   2003         2004       Developed         Undeveloped             Total
                                                -------      -------       ---------         -----------          --------
Overseas(1)
      Indonesia.........................          200.3        321.4           154.6               142.2             296.9
      North West Shelf, Australia.......             --           --           377.7               225.3             603.0
                                                -------      -------       ---------         -----------          --------
           Total........................          200.3        321.4           532.3               367.5             899.9
Total...................................        4,154.4      4,646.6         2,630.3             2,800.6           5,430.9
                                                =======      =======       =========         ===========          ========

---------
(1)   As of December 31, 2005, our net proved reserves attributable to overseas operations were derived mainly from Indonesia and Australia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts. In Australia, we hold interests in the North West Shelf project.

                           Total Net Proved Reserves
                                 (million BOE)

                                                 As of December 31,                   As of December 31, 2005
                                                --------------------       ----------------------------------------------
                                                   2003         2004       Developed         Undeveloped             Total
                                                -------      -------       ---------         -----------          --------
Offshore China
Independent
      Bohai Bay.........................          556.3        605.5           336.0               286.4             622.4
      Western South China Sea...........          476.7        482.6           264.7               266.5             531.2
      Eastern South China Sea...........          141.1        183.7            39.6               180.7             220.3
      East China Sea....................           12.7         88.7            12.8                75.4              88.2
                                                -------      -------       ---------         -----------          --------
           Total........................        1,186.9      1,360.5           653.1               809.0           1,462.1
Production Sharing Contracts
      Bohai Bay.........................          528.5        486.8           166.7               254.6             421.3
      Western South China Sea...........          124.3        121.2           101.8                 6.7             108.5
      Eastern South China Sea...........          105.0        106.0            72.4                49.2             121.6
      East China Sea....................           47.1           --              --                  --                --
                                                -------      -------       ---------         -----------          --------
           Total........................          804.9        714.0           340.9               310.5             651.4
Combined
      Bohai Bay.........................        1,084.8      1,092.3           502.7               541.0           1,043.7
      Western South China Sea...........          601.0        603.8           366.5               273.2             639.7
      Eastern South China Sea...........          246.1        289.8           112.0               229.9             341.9
      East China Sea....................           59.8         88.7            12.8                75.4              88.2
                                                -------      -------       ---------         -----------          --------
           Total........................        1,991.7      2,074.6           994.0             1,119.5           2,113.5
Overseas(1)
      Indonesia.........................          136.7        155.5            88.5                34.7             123.2
      North West Shelf, Australia.......             --           --            77.3                48.6             125.9
                                                -------      -------       ---------         -----------          --------
           Total........................          136.7        155.5           165.8                83.3             249.1
Total...................................        2,128.5      2,230.0         1,159.8             1,202.7           2,362.6
                                                =======      =======       =========         ===========          ========

---------
(1) As of December 31, 2005, our net proved reserves attributable to overseas operations were derived mainly from Indonesia and Australia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts. In Australia, we hold interests in the North West Shelf project.

Oil and Natural Gas Production

      The following tables show average daily net oil production, net natural gas production, and average net total production for the periods indicated. Oil production comprises crude oil, condensate and natural gas liquids.

                   Average Daily Net Production of Crude Oil
                                (bbls per day)

                                                     Year ended December 31,
                                               ---------------------------------
                                                  2003         2004         2005
                                               -------      -------      -------
Offshore China
Independent
      Bohai Bay.........................        98,790       94,769      118,605
      Western South China Sea...........        27,547       26,737       24,913
      Eastern South China Sea...........        13,708       19,497       20,047
      East China Sea....................         2,536        2,121        1,706
                                               -------      -------      -------
           Total........................       142,581      143,123      165,271
Production Sharing Contracts
      Bohai Bay.........................        30,716       39,744       60,235
      Western South China Sea...........        33,397       29,136       24,103
      Eastern South China Sea...........        59,273       77,492       83,694
      East China Sea....................             -            -            -
                                               -------      -------      -------
           Total........................       123,386      146,372      168,032
Combined
      Bohai Bay.........................       129,506      134,512      178,840
      Western South China Sea...........        60,944       55,873       49,016
      Eastern South China Sea...........        72,981       96,989      103,741
      East China Sea....................         2,536        2,121        1,706
                                               -------      -------      -------
           Total........................       265,967      289,495      333,303
Overseas(1)
      Indonesia.........................        40,497       29,941       23,565
                                               -------      -------      -------
           Total........................        40,497       29,941       23,565
Total...................................       306,464      319,436      356,868
                                               =======      =======      =======

-----------
(1) As of December 31, 2005, our net production attributable to overseas operations were derived entirely from our operations in Indonesia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts.

                  Average Daily Net Production of Natural Gas
                                (mmcf per day)

                                                       Year ended December 31,
                                                  2003         2004         2005
Offshore China
Independent
      Bohai Bay.........................          47.1         47.7         49.1
      Western South China Sea...........          29.1         83.7         99.4
      Eastern South China Sea...........             -            -            -
      East China Sea....................          14.2         17.1         18.3
                                               -------      -------      -------
           Total........................          90.4        148.5        166.8
Production Sharing Contracts
      Bohai Bay.........................             -            -            -
      Western South China Sea...........          98.7        131.6        130.1
      Eastern South China Sea...........             -            -            -
      East China Sea....................             -            -            -
                                               -------      -------      -------
           Total........................          98.7        131.6        130.1
Combined
      Bohai Bay.........................          47.1         47.7         49.1
      Western South China Sea...........         127.8        215.2        229.6
      Eastern South China Sea...........             -            -            -
      East China Sea....................          14.2         17.1         18.3
                                               -------      -------      -------
           Total........................         189.1        280.0        296.9
Overseas(1)
      Indonesia.........................         101.9         84.1         92.7
                                               -------      -------      -------
           Total........................         101.9         84.1         92.7
Total...................................         291.0        364.1        389.6
                                               =======      =======      =======
-----------
(1) As of December 31, 2005, our net production attributable to overseas operations were derived entirely from our operations in Indonesia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts.

                         Average Daily Net Production
                                 (BOE per day)

                                                      Year ended December 31,
                                               ---------------------------------
                                                  2003         2004         2005
                                               -------      -------      -------
Offshore China
Independent
      Bohai Bay.........................       106,637      102,725      126,786
      Western South China Sea...........        32,391       40,683       41,486
      Eastern South China Sea...........        13,708       19,497       20,047
      East China Sea....................         4,908        4,963        4,751
                                               -------      -------      -------
           Total........................       157,644      167,868      193,069
Production Sharing Contracts
      Bohai Bay.........................        30,716       39,744       60,235
      Western South China Sea...........        51,619       53,454       48,097
      Eastern South China Sea...........        59,274       77,492       83,694
      East China Sea....................             -            -            -
                                               -------      -------      -------
           Total........................       141,609      170,690      192,026
Combined
      Bohai Bay.........................       137,353      142,469      187,020
      Western South China Sea...........        84,010       94,137       89,583
      Eastern South China Sea...........        72,981       96,989      103,741
      East China Sea....................         4,908        4,963        4,751
                                               -------      -------      -------
           Total........................       299,252      338,558      385,095
Overseas(1)
      Indonesia.........................        57,477       43,955       39,013
                                               -------      -------      -------
           Total........................        57,477       43,955       39,013
                                               -------      -------      -------
Total...................................       356,729      382,513      424,108
                                               =======      =======      =======

-----------
(1) As of December 31, 2005, our net production attributable to overseas operations were derived entirely from our operations in Indonesia. We conduct our operations in Indonesia through production sharing contracts and technical assistance contracts.

Principal Oil and Gas Regions

Bohai Bay

      The Bohai Bay holds our largest net proved reserves and, for the year ended December 31, 2005, was our largest producing area for crude oil and natural gas. The Bohai Bay exploration area is located in the northeastern part of China, approximately 200 kilometers east of Beijing and is approximately 58,100 square kilometers in size. As of December 31, 2005, we had rights to operate, independently or in conjunction with international oil and gas companies, in 15 blocks covering approximately 43,244 square kilometers of the total Bohai Bay exploration area. Our operating area contains oil and gas fields in shallow waters with typical depths ranging from 10 to 30 meters. The crude oil is generally of heavy gravity ranging from 15 to 20 degrees API. As of December 31, 2005, net proved reserves in this region were 920.2 million barrels of crude oil and condensate and 740.7 billion cubic feet of natural gas, totaling 1,043.7 million BOE and representing approximately 44.2% of our total net proved reserves.

      The Bohai Bay has been a prolific area with significant oil discoveries in recent years and will continue to be one of our principal areas for exploration in the near future. In 2005, we independently drilled in this area 11 wildcat wells, six of which were successful, and four appraisal wells, two of which were successful. In 2005, our foreign partners drilled in this area four wildcat wells, three of which were successful, and three appraisal wells, one of which was successful. We and our foreign partners made six and three discoveries, respectively, in this area in 2005.

      The following table sets forth principal exploration blocks under exploration licenses for both our independent operations and our production sharing contracts in the Bohai Bay as of December 31, 2005. All exploration licenses expiring on or before June 6, 2006 are being renewed.

                                                            Exploration License
                                                                 (Commencement-
Blocks                           Block Area (km(2))                 Expiration)
--------------------------------------------------------------------------------
Middle of Bohai Bay                           4,974           04/26/04~04/26/06
Southern Bohai Bay                            3,679           06/08/04~06/08/06
Western Bohai Bay                             1,895           06/08/04~06/08/06
Western Liaodong Bay                          3,344           03/31/00~04/08/06
Eastern Liaodong Bay                          2,829           07/02/01~07/02/06
Eastern Bozhong                               1,861           05/30/04~05/30/06
Bohai Block 09/11                               843           04/05/04~04/05/06
Bohai Block 06/17                             2,586           02/20/03~02/20/07
Bohai Block 02/31                             4,990           05/29/03~05/29/07
Bohai Block 11/19                             3,068           06/08/04~06/08/06
Bohai Block 05/36                             2,721           04/07/05~02/10/07
Eastern Bohai Block 11/05                     3,601           02/10/04~02/10/06
Western Bohai Block 11/05                     2,897           02/01/04~02/01/06
Bohai Block 09/18                             2,234           02/04/05~02/04/07
Bohai Block 04/36                             1,691           09/23/05~09/23/07

--------------------------------------------------------------------------------
Total                                        43,213

      During the year ended December 31, 2005, we independently acquired 2,770 kilometers of 2D seismic data and 775 square kilometers of 3D seismic data and our foreign partners acquired 21 square kilometers of 3D seismic data in the Bohai Bay. We have an aggregate of approximately 181,663 kilometers and 10,530 square kilometers of independent 2D and 3D seismic data, respectively, in the Bohai Bay. We also have access through our production sharing contract partners to approximately 66,903 kilometers and 9,177 square kilometers of additional 2D and 3D seismic data, respectively, in this area. Our exploration capital expenditures for 2005 were US$84.3 million. In 2006, we plan to drill 24 exploration wells in the Bohai Bay.

      For 2005, net production in this region averaged 178,840 barrels per day of crude oil, condensate and natural gas liquids and 49.1 million cubic feet per day of natural gas, representing approximately 44.1% of our total daily net production. Our development capital expenditures for the Bohai Bay for 2005 were US$856.4 million.

      The following table sets forth our principal oil and gas properties under production in the Bohai Bay as of December 31, 2005.


                                                                                             Average Net                       Net
                                                                                              Production           Reserves as  of
                                                                                           for year 2005         December 31, 2005
Name of Block     Major Oil and Gas Field                          Our Interest            (BOE per day)             (million BOE)
----------------------------------------------------------------------------------------------------------------------------------
Liaoxi            Jinzhou20-2, Jinzhou9-3, Suizhong36-1,                   100%                  104,680                     323.0
                  Luda4-2, Luda5-2, Luda10-1
----------------------------------------------------------------------------------------------------------------------------------
09/18             Chengbei                                                 100%                    4,229                       5.5
----------------------------------------------------------------------------------------------------------------------------------
Boxi              Qikou18-1, Qikou18-2, Qikou17-2, Qikou17-3               100%                   10,008                      18.5
----------------------------------------------------------------------------------------------------------------------------------
05/36             Nanbao35-2                                               100%                   21,914                     121.3
                  ------------------------------------------
                  Qinghuangdao32-6                                        75.5%
----------------------------------------------------------------------------------------------------------------------------------
11/05             Penglai19-3                                               51%                    7,422                     132.5
----------------------------------------------------------------------------------------------------------------------------------
Bonan             Bozhong34-2, Bozhong34-4, Bozhong28-1,                   100%                   21,797                     184.4
                  Bozhong26-2,
                  ------------------------------------------




                                                                                             Average Net                       Net
                                                                                              Production           Reserves as  of
                                                                                           for year 2005         December 31, 2005
Name of Block     Major Oil and Gas Field                          Our Interest            (BOE per day)             (million BOE)
----------------------------------------------------------------------------------------------------------------------------------
                  Bozhong25-1/25-1S                                       83.8%
----------------------------------------------------------------------------------------------------------------------------------
04/36             Caofeidian11-1, Caofeidian11-2,                           51%                   16,970                      28.8
                  Caofeidian11-3, Caofeidian11-5
----------------------------------------------------------------------------------------------------------------------------------

The following table sets forth our principal oil and gas properties under development in the Bohai Bay as of December 31, 2005.


                                                                                                     Net
                                                                                         Reserves as  of
                                                                                       December 31, 2005
Name of Block     Major Oil and Gas Field                          Our Interest            (million BOE)
--------------------------------------------------------------------------------------------------------
Liaoxi            Jinzhou21-1, Jinzhou25-1S                                100%                    90.6
--------------------------------------------------------------------------------------------------------
Bozhong           Qinhuangdao33-1, Bozhong3-1, Bozhong3-2                  100%                     9.8
--------------------------------------------------------------------------------------------------------
Boxi              Caofeidian18-1, Caofeidian18-2, Qikou18-9,               100%                    20.1
                  Bozhong13-1
--------------------------------------------------------------------------------------------------------
11/05             Penglai25-6                                               51%                    10.5
--------------------------------------------------------------------------------------------------------
04/36&05/36       Caofeidian12-1, Caofeidian12-1S                           51%                    13.8
--------------------------------------------------------------------------------------------------------
Bonan             Bozhong34-1, Bozhong34-1S, Bozhong34-3,                  100%                    28.3
                  Bozhong34-5
--------------------------------------------------------------------------------------------------------
Liaodong          Luda27-2, Luda32-2                                       100%                    37.4
--------------------------------------------------------------------------------------------------------
11/19             Bozhong19-4, Bozhong26-2N                                100%                    19.1
--------------------------------------------------------------------------------------------------------


Western South China Sea

      The Western South China Sea has been our most important natural gas producing area. The Western South China Sea is located in the southern part of China southwest of Hong Kong and is approximately 712,480 square kilometers in size. As of December 31, 2005, we had rights to operate, independently or in conjunction with international oil and gas companies, in 34 blocks covering approximately 180,507 square kilometers of the Western South China Sea exploration area. Typical water depths in this region range from 40 meters to 120 meters. The crude oil produced is of medium to light gravity, ranging from 27 to 41 degrees API. As of December 31, 2005, we had net proved reserves of
205.7 million barrels of crude oil and condensate and 2,603.9 billion cubic feet of natural gas in this region, totaling 639.7 million BOE and representing 27.1% of our total net proved reserves.

      The Western South China Sea is one of our least explored areas but will become increasingly important as the markets for natural gas in the southern part of China develop. In 2005, we independently drilled in this area six wildcat wells, three of which were successful, and three appraisal wells, three of which were successful. In 2005, our foreign partners drilled in this area four wildcat wells, one of which was successful. We and our foreign partners made three discoveries and one discovery, respectively, in this area in 2005.

      The following table sets forth the principal exploration blocks under exploration licenses for both our independent operations and our production sharing contracts in the Western South China Sea as of December 31, 2005. Licenses expire on or before June 6, 2006 are being renewed.

                                                            Exploration License
                                               Block Area        (Commencement-
  Blocks                                            (km2)           Expiration)
  ------------------------------------------------------------------------------
  Weizhou 12 (Beibu Gulf)                          6,980      05/11/01~05/11/06
  Yulin 35 (Beibu Gulf)                            6,050      05/11/01~05/11/06
  Weizhou 26 (Beibu Gulf)                          4,358      11/05/03~05/11/06

  Ledong 01 (Yinggehai)                            6,543      12/03/03~12/03/05
  Lingtou 20 (Yinggehai)                           2,692      08/30/00~08/30/07
  Lingao 11 (Yinggehai)                            4,117      05/11/01~05/11/06
  Songtao 22 (Qiongdongnan)                        4,063      05/11/01~05/11/06
  Songtao 31 (Qiongdongnan)                        5,264      05/11/01~05/11/06
  Lingshui 18 (Qiongdongnan)                       7,738      08/06/02~08/06/07
  Yangjiang 31 (Pearl River Mouth Basin)           6,003      12/03/03~12/03/05
  Qionghai 28 (Pearl River Mouth Basin)            5,208      05/11/01~05/11/06
  Wenchang 11 (Pearl River Mouth Basin)            4,901      05/11/01~05/11/06
  North Wanan-21 A                                 6,801      09/30/05~09/30/07
  North Wanan-21 B                                 6,118      09/30/05~09/30/07
  North Wanan-21 C                                 6,372      09/30/05~09/30/07
  North Wanan-21 D                                 6,126      09/30/05~09/30/07

  ------------------------------------------------------------------------------
  Total                                           89,334

      During the year ended December 31, 2005, we independently acquired 5,664 kilometers of 2D seismic data and 787 square kilometers of 3D seismic data and our foreign partners acquired 186,504 kilometers of 2D seismic data and 8,844 square kilometers of 3D seismic data in the Western South China Sea. We have an aggregate of approximately 186,504 kilometers and 8,844 square kilometers of independent 2D and 3D seismic data, respectively, in the Western South China Sea. We also have access through our production sharing contract partners to approximately 106,907 kilometers and 4,656 square kilometers of additional 2D and 3D seismic data, respectively, in this area. Our exploration capital expenditures for the Western South China Sea for 2005 were US$76.0 million. In 2006, we plan to drill 18 exploration wells in the Western South China Sea area.

      For 2005, net production in this region averaged 49,016 barrels per day of crude oil, condensate and natural gas liquids and 229.6 million cubic feet per day of natural gas, representing approximately 21.1% of our total daily net production. Our development capital expenditures for the Western South China Sea for 2005 were US$161.3 million.

      The following table sets forth our principal oil and gas properties under production in the Western South China Sea area as of December 31, 2005.


                                                                                              Average net                       Net
                                                                                               Production            Reserves as of
                                                                                            for year 2005         December 31, 2005
Name of Block             Major Oil and Gas Field                  Our Interest             (BOE per day)             (million BOE)
------------------------------------------------------------------------------------------------------------------------------------
Yulin35                   Weizhou Oil Field                                100%                    25,864                      46.4
------------------------------------------------------------------------------------------------------------------------------------
Yangjiang31               Wenchang13-1, Wenchang13-2                        60%                    23,077                      30.1
------------------------------------------------------------------------------------------------------------------------------------
Ledong01                  Yacheng13-1                                       51%                    25,020                      76.2
------------------------------------------------------------------------------------------------------------------------------------
Changjiang25              Dongfang1-1                                      100%                    15,622                     223.1
------------------------------------------------------------------------------------------------------------------------------------

      The following table sets forth our principal oil and gas properties under development in the Western South China Sea area as of December 31, 2005.


                                                                                                                 Net
                                                                                                      Reserves as of
                                                                                                   December 31, 2005
Name of Block             Major Oil and Gas Field                               Our Interest           (million BOE)
---------------------------------------------------------------------------------------------------------------------
Yangjiang31/32            Wenchang8-3, Wenchang14-3, Wenchang15-1,                      100%                   123.6
                          Wenchang19-1, Wenchang9-2, Wenchang9-3,
                          Wenchang10-3
---------------------------------------------------------------------------------------------------------------------
Ledong01                  Yacheng13-4, Ledong22-1, Ledong15-1                           100%                   101.8
---------------------------------------------------------------------------------------------------------------------
Yulin35                   Weizhou6-1, Weizhou11-1, Weizhou11-1N,                        100%                    38.5
                          Weizhou11-4N, Weizhou6-10,
                        -----------------------------------------------------------------------
                          Weizhou12-8                                                    51%
---------------------------------------------------------------------------------------------------------------------

Eastern South China Sea

      The Eastern South China Sea is currently one of our most important oil producing areas in terms of its contribution to our total production and sales. The Eastern South China Sea exploration area is located in the southern part of China, directly southeast of Hong Kong, and is approximately 174,420 square kilometers in size. As of December 31, 2005, we had rights to operate, independently or in conjunction with international oil and gas companies, in 38 blocks covering approximately 193,704 square kilometers in the Eastern South China Sea exploration area. This area includes the important Pearl River Mouth Basin. Typical water depths in this region range from 100 meters to 120 meters. The crude oil produced is of medium to light gravity, ranging from 30 to 40 degrees API. As of December 31, 2005, we had net proved reserves of
211.2 million barrels of crude oil and condensate and 784.2 billion cubic feet of natural gas in this region, totaling 341.9 million BOE and representing approximately 14.5% of our total net proved reserves.

      In 2005, we independently drilled in this area six wildcat wells, all of which were unsuccessful, and one appraisal well, which was successful. In 2005, our foreign partners drilled in this area four wildcat wells, one of which was successful, and one appraisal wells, which was successful. Our foreign partners made one discovery in this area in 2005.

      The following table sets forth the principal exploration blocks under exploration licenses for both our independent operations and our production sharing contracts in the Eastern South China Sea as of December 31, 2005. All exploration licenses expiring on or before June 6, 2006 are being renewed.

                                                             Exploration License
                                               Block Area         (Commencement-
Blocks                                             (km(2)            Expiration)
--------------------------------------------------------------------------------

Xijiang 04 (Pearl River Mouth Basin)                7,969      05/11/01~05/11/06
Xijiang 33 (Pearl River Mouth Basin)                4,983      05/12/05~05/12/07
Lufeng 06 (Pearl River Mouth Basin)                 4,457      05/11/01~05/11/06
Huizhou 31 (Pearl River Mouth Basin)                3,074      05/11/01~05/11/06
Enping 15 (Pearl River Mouth Basin)                 5,833      05/11/01~05/11/06
Enping 10 (Pearl River Mouth Basin)                 6,547      05/11/01~05/11/06
Panyu 33 (Pearl River Mouth Basin)                  4,830      05/11/01~05/11/06
Liuhua 07 (Pearl River Mouth Basin)                 4,172      05/11/01~05/11/06
Dongsha 04 (Pearl River Mouth Basin)                5,295      05/11/01~05/11/06
Kaiping 14 (Pearl River Mouth Basin)                7,753      05/11/01~05/11/06
Kaiping 32 (Pearl River Mouth Basin)                8,104      05/11/01~05/11/06
Dongsha 32(Pearl River Mouth Basin)                 7,350      11/05/03~11/05/10
Liwan 14 (Pearl River Mouth Basin)                  7,752      05/11/01~05/11/06
Zijin 27 (Pearl River Mouth Basin)                  5,396      05/11/01~05/11/06
15/20 (Pearl River Mouth Basin)                     1,895      05/11/00~10/16/06
16/02 (Pearl River Mouth Basin)                     3,495      03/31/01~03/31/07
Baiyun 15 (Pearl River Mouth Basin)                 6,463      05/11/01~05/11/06
Huizhou 30 (Pearl River Mouth Basin)                5,862      05/11/01~05/11/06
Lufeng 08 (Pearl River Mouth Basin)                 4,684      06/06/05~06/06/07
16/05 (Pearl River Mouth Basin)                     3,007      03/31/00~03/31/07
--------------------------------------------------------------------------------
 Total                                            108,921

      During the year ended December 31, 2005, we independently acquired 6,512 kilometers of 2D seismic data and 1,111 square kilometers of 3D seismic data and our foreign partners acquired 3,153 kilometers of 2D seismic data in the Eastern South China Sea area. We have an aggregate of approximately 72,817 kilometers and 3,769 square kilometers of independent 2D seismic data and 3D seismic data, respectively, in the Eastern South China Sea. We also have access through our production sharing contract partners to approximately 112,415 kilometers and 6,431 square kilometers of additional

2D and 3D seismic data, respectively, in this area. Our exploration capital expenditures for the Eastern South China Sea for 2005 were US$52.9 million. We plan to drill 3 exploration wells in the Eastern South China Sea in 2006.

      For 2005, net production in this region averaged approximately 103,741 barrels per day of crude oil, condensate and natural gas liquids, representing approximately 24.5% of our total daily net production. Our development capital expenditures for this region for 2005 were US$554.1 million.

      The following table sets forth our principal oil and gas properties under production in the Eastern South China Sea as of December 31, 2005.


                                                                                              Average Net                       Net
                                                                                               Production            Reserves as of
                                                                                            for year 2005         December 31, 2005
Name of Block     Major Oil and Gas Field                          Our Interest             (BOE per day)             (million BOE)
------------------------------------------------------------------------------------------------------------------------------------
Huizhou14         Huizhou Oil Fields                                        51%                    18,117                      22.0
------------------------------------------------------------------------------------------------------------------------------------
16/19             Huzhou19-3, Huizhou19-2, Huizhou19-1                      51%                     2,782                      21.6
------------------------------------------------------------------------------------------------------------------------------------
15/12             Xijiang24-3                                               51%                    16,576                      15.0
------------------------------------------------------------------------------------------------------------------------------------
Xijiang24         Xijiang30-2                                               40%                    10,788                       8.5
------------------------------------------------------------------------------------------------------------------------------------
Huizhou31         Liuhua11-1                                               100%                    18,699                      29.8
------------------------------------------------------------------------------------------------------------------------------------
16/05             Lufeng13-1                                                25%                     3,513                      20.6
                ------------------------------------------------------------------
                  Lufeng13-2                                               100%
------------------------------------------------------------------------------------------------------------------------------------
Lufeng08          Lufeng22-1                                                25%                     2,382                       2.4
------------------------------------------------------------------------------------------------------------------------------------
15/34             Panyu4-2, Panyu5-1                                        51%                    30,885                      29.7
------------------------------------------------------------------------------------------------------------------------------------

      The following table sets forth our principal oil and gas properties under development in the Eastern South China Sea as of December 31, 2005.

                                                                            Net
                                                                 Reserves as of
                                                      Our     December 31, 2005
Name of Block     Major Oil and Gas Field        Interest         (million BOE)
--------------------------------------------------------------------------------
Liuhua07          Panyu30-1, Liuhua19-5              100%                  96.7
--------------------------------------------------------------------------------
Panyu33           Panyu34-1                          100%                  30.7
--------------------------------------------------------------------------------
Xijiang04         Xijiang23-1                        100%                  47.2
--------------------------------------------------------------------------------
15/34             Panyu11-6                           51%                   2.6
--------------------------------------------------------------------------------
Huizhou14         Huizhou21-1(G)                      51%                   9.1
--------------------------------------------------------------------------------
Huizhou16         Huizhou25-1, Huizhou25-3            51%                   6.1
--------------------------------------------------------------------------------

East China Sea

      The East China Sea is the least explored area of our four principal regions offshore China, and an area that we expect to become an important natural gas production base in the future. The East China Sea is approximately 339,580 square kilometers in size and is located east of Shanghai. As of December 31, 2005, we had rights to operate, independently or in conjunction with international oil and gas companies, in 47 blocks (excluding the Pinghu block) covering approximately 209,816 square kilometers of the total East China Sea. On August 19, 2003, CNOOC, Sinopec, Pecten Orient Company of the United States (a subsidiary company of Shell) and Unocal reached an agreement to explore, develop and market natural gas, oil and condensate in Xihu Trough, East China Sea. Under the agreement CNOOC owned 30% of the project and accordingly, we acquired a 30% working interest in the project from CNOOC. In September 2004, Pecten Orient and Unocal exited the project and as a result, our working interest in the Xihu Trough project was increased to 50%. The project comprises three exploration and two development contract areas of the Xihu Trough covering approximately 22,000 square kilometers. The first development under the contracts will be in the Chunxiao development area, which is expected to come on stream in the first half of 2006. The total block area of the Xihu Trough is approximately 59,565 square kilometers. Typical water depths in this region are approximately 90 meters and the crude oil and condensate are of light gravity. As of December 31, 2005, our net proved reserves in the Xihu Trough were 18.1 million barrels of crude oil and condensate and 365.7 billion cubic feet of natural gas, totaling 79.1 million BOE and representing 3.7% of our total net proved reserves. We are the operator of the project.

      In 2005, we and our foreign partners drilled no wells in this area.

      The following table sets forth the principal exploration blocks under existing exploration licenses or pending exploration licenses for both our independent operations and our production sharing contracts in the East China Sea as of December 31, 2005. All exploration licenses expiring on or before June 6, 2006 are being renewed.

                                                             Exploration License
                                               Block Area         (Commencement-
Blocks                                               (km2)           Expiration)
--------------------------------------------------------------------------------
North Yellow Sea                                     6,471     05/25/01~05/25/06
Northern Trough (Northern South Yellow Sea)            912     08/30/00~08/30/07
Xihu Hangzhou 26 (East China Sea)                    3,642     03/31/03~03/31/07
Xihu Hangzhou 17 (East China Sea)                    4,227     08/28/01~08/28/08
Xihu Huangyan 04 (East China Sea)                    2,848     08/28/01~08/28/08
Xihu Zhenhai 01 (East China Sea)                     1,536     08/28/01~08/28/08
Lishui 33 (East China Sea)                           2,999     12/05/05~07/01/09
Wenzhou 21 (East China Sea)                          1,437     12/05/05~07/01/07
East China Sea 25/34                                 7,017     12/05/05~12/05/07
Kunshan Block 02 (East China Sea)                    2,628     05/11/01~05/11/06
Jinhua Block 12 (East China Sea)                     6,931     05/11/01~05/11/06
Tiantai 32 (East China Sea)                          5,400     07/17/01~07/17/06
Fuzhou Block 02 (East China Sea)                     3,064     05/11/01~05/11/06
Taibei Block 27 (East China Sea)                     7,379     07/09/01~07/09/06
Taoyuan 07 (East China Sea)                          6,457     07/09/01~07/09/06
Jilong 25 (East China Sea)                           5,692     07/09/01~07/09/06
--------------------------------------------------------------------------------
Total                                               68,640

      During the year ended December 31, 2005, we independently acquired 940 square kilometers of 3D seismic data. We have an aggregate of approximately 115,990 kilometers and 1,317 square kilometers of independent 2D and 3D seismic data, respectively, in the East China Sea area. We also have access through our production sharing contract partners to approximately 48,255 kilometers and 475 square kilometers, respectively, of additional 2D and 3D seismic data in this area. Our exploration capital expenditures for the East China Sea for 2005 were US$6.3 million. We plan to drill one exploration well in this area in 2006.

      For 2005, our net production in this region averaged 1,706 barrels per day of crude oil, condensate and natural gas liquids and 18.3 million cubic feet per day of natural gas, representing 1.1% of our total daily net production. Our development capital expenditures for the East China Sea for 2005 were US$105.0 million.

      The following table sets forth the principal oil and gas properties under production or development in the East China Sea as of December 31, 2005.


                                                                           Average net                    Net
                                                                            production         Reserves as of
                                                                         for year 2005      December 31, 2005
Name of Block             Major Oil and Gas Field      Our Interest      (BOE per day)          (million BOE)
-------------------------------------------------------------------------------------------------------------
Under Production
-------------------------------------------------------------------------------------------------------------
Pinghu                    Pinghu Gas Field                      30%              4,751                    9.1
-------------------------------------------------------------------------------------------------------------
Under Development
-------------------------------------------------------------------------------------------------------------
Xihu Trough               Canxue, Duanqiao,                     50%                  -                   79.2
                          Chunxiao, Tianwaitian,
                          Baoyunting, Wuyunting
-------------------------------------------------------------------------------------------------------------

Overseas Activity

      In early 2003 and 2004, we acquired interests in the Tangguh LNG project located in Indonesia. The Tangguh LNG partners have signed contracts to provide liquefied natural gas to South Korea and North America. For further details of these interests, see "--Natural Gas Business--Overseas Activity."

      In December 2004, we completed the North West Shelf Project acquisition. We acquired a 25% stake in the China LNG Joint Venture, a new joint venture established within the NWS Gas Project. Under the terms of the transaction, We also acquired approximately a 5.3% interest in certain production licences, retention leases and an exploration permit of the NWS Gas Project, and a right to participate in future exploration undertaken over and above the proven reserves. See "--Natural Gas Business--Overseas Activity."

      In April 2002, our wholly owned subsidiary, CNOOC Southeast Asia Limited, acquired subsidiaries in Indonesia formerly owned by Repsol YPF, S.A. These Indonesian subsidiaries together hold a portfolio of interests in oil and gas production sharing and technical assistance contracts in areas located offshore and onshore Indonesia. The main businesses of the Indonesian subsidiaries are the exploration, development and production of oil and gas offshore and onshore Indonesia. Their main assets comprise a portfolio of interests in four production sharing contracts and a technical assistance contract in that region. We estimate that our net proved reserves of the assets in Indonesia as of December 31, 2005 were approximately 123.2 million BOE.

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

      o Offshore North West Java Production Sharing Contract. The Indonesian subsidiaries own a 36.7205% interest in the Offshore North West Java production sharing contract. This contract area covers approximately 13,800 square kilometers in the Southern Java Sea, offshore Jakarta and has produced more than one billion BOE in over 20 years of production. It is operated by a member of the BP group and currently produces crude oil and natural gas. Its natural gas is sold to the Indonesia State Electric Company and the Indonesia State Gas Utility Company. The concession expires in 2017.

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

      In addition to our Indonesian subsidiaries and the acquisition of interests in the Tangguh LNG project, we have a 39.51% participating interest in a production sharing contract in the Malacca Strait in Indonesia.

      On May 3, 2004, we, through our wholly owned subsidiary CNOOC Morocco Limited, acquired from Vanco Energy Corporation an 11.25% interest in a petroleum agreement for Ras Tafelney offshore Morocco.

      In 2004 and 2005, we, Golden Aaron Pte. Ltd. and China Global Construction Limited. formed a joint venture and entered into six production sharing contracts with Myanmar Oil and Gas Enterprise. We act as the operator under these production sharing contracts. In early 2005, through our wholly owned subsidiary CNOOC Canada Limited, we acquired a 16.69% interest in MEG Energy Corp. for a consideration of 150 million Canadian dollars.

      In June 2005, we made an offer to merge with Unocal for US$67 per share, or a total consideration of approximately US$18.5 billion. However, in light of considerable uncertainties and risks associated with the political climate in the United States, we withdrew the offer on August 2, 2005.

      In January 2006, we signed an agreement with South Atlantic Petroleum Limited to acquire a 45% working interest in an offshore oil-mining license "OML 130" in Nigeria for a cash consideration of US$2.268 billion. The acquisition was completed in April 2006. On January 27, 2006, CNOOC Africa Limited, a wholly-owned subsidiary of CNOOC International Ltd., signed an agreement of share sale and purchase deed with ARED Projects Nigeria Limited to acquired a 35% working interest in an offshore oil prospecting license "OPL 229" in Nigeria. CNOOC Africa Limited will pay US$ 60 million for the acquisition. In addition, we signed a production sharing contract for block S in Equatorial Guinea. Block S is an exploration block and covers a total area of approximately 2,287 square kilometers in the south offshore Equatorial Guinea.

      On April 28, 2006, through our wholly-owned subsidiary CNOOC Africa Limited, we signed production sharing contracts (PSCs) for six blocks in Kenya. These six blocks, namely Block 1, Block 9, Block 10A, L2, L3, and L4 are located in the three basins of LAMU, ANZA and MANDERA. The total area is 115,343 square kilometers.

      As of December 31, 2005, our net proved reserves in our overseas properties were 99.1 million barrels of crude oil and 899.9 billion cubic feet of natural gas. For 2005, net production from our overseas properties averaged 23,565 barrels per day of crude oil, condensate and natural gas liquids and
92.7 million cubic feet of natural gas, representing approximately 6.6% and 23.8%, respectively, of our total daily net production of crude oil and total daily net production of natural gas. Our interests in the production sharing contracts are held by our wholly owned subsidiaries.

      We currently conduct all of our international oil sales through China Offshore Oil (Singapore) International Pte. Ltd., our wholly owned Singapore subsidiary. In the past, this subsidiary also engaged in oil trading activities.

      The following table sets forth our principal overseas oil and gas properties under production or development as of December 31, 2005.


                                                                               Average net                   Net
                                                                                production        Reserves as of
                                                                             for year 2005     December 31, 2005
Name of Block             Major Oil and Gas Field                            (BOE per day)         (million BOE)
----------------------------------------------------------------------------------------------------------------
Under Production
----------------------------------------------------------------------------------------------------------------
Indonesia                 South East Sumatra, Offshore North West Java,             39,013                 123.2
                          West Madura, Poleng, and Malacca Strait
----------------------------------------------------------------------------------------------------------------
Under Development
----------------------------------------------------------------------------------------------------------------
Australia                 North West Shelf                                               -                 125.9
----------------------------------------------------------------------------------------------------------------
Indonesia                 Tangguh                                                        -                     -
----------------------------------------------------------------------------------------------------------------

Other Oil and Gas Data

Production Cost Data

      The following table sets forth average sales prices per barrel of crude oil, condensate and natural gas liquids sold, average sales prices per thousand cubic feet of natural gas sold and production costs per BOE produced for each of our independent, production sharing contract and combined operations for the periods indicated.


                                                                                               Year ended December 31,
                                                                                               ---------------------------------
                                                                                               2003           2004          2005
                                                                                               -----         -----         -----
                                                                                               (US$)         (US$)         (US$)
Average Sales Prices of Petroleum Produced
Per Barrel of Crude Oil, Condensate and Natural Gas Liquids Sold........................       28.11         35.41         47.31
Per Thousand Cubic Feet of Natural Gas Sold.............................................        2.87          2.75          2.82

Offshore China Average Lifting Costs per BOE Produced
Independent.............................................................................        4.78          5.28          5.86
Production Sharing Contracts............................................................        4.53          5.35          6.81
Offshore China Average..................................................................        4.66          5.31          6.34

Overseas Average Lifting Costs per BOE Produced
Net Entitlement.........................................................................        9.27         10.72         12.41

Drilling and Productive Wells

      The following table sets forth our exploratory and productive wells drilled offshore China as of December 31, 2005 by independent and production sharing contract operations in each of our operating areas. It includes exploratory and productive wells drilled offshore China prior to our inception in 1982.


                                                                            As of December 31, 2005
                                                   -------------------------------------------------------------------------------
                                                                               Western        Eastern
                                                                                 South          South           East
                                                    Total     Bohai Bay      China Sea      China Sea      China Sea      Overseas
                                                   ------     ---------    -----------      ---------      ---------      --------
Independent
Net Exploratory Wells.........................        525           312            170             27             16             -
Net Productive Wells..........................      574.4           453             88             28            5.4             -
Crude Oil.....................................      541.7           437             74             28            2.7             -
Natural Gas...................................       32.7            16             14              -            2.7             -




Production Sharing Contracts
Net Exploratory Wells.........................       20.3           3.8            1.2            0.5            2.6          12.2
Net Productive Wells*.........................      965.4         229.9             20           78.7              -         636.8
Crude Oil.....................................      918.5         229.9           14.4           78.2              -         596.0
Natural Gas...................................       46.9             -            5.6            0.5              -          40.8

Totals
Net Exploratory Wells.........................      545.3         315.8          171.2           27.5           18.6          12.2
Net Productive Wells..........................     1539.8         682.9            108          106.7            5.4         636.8
Crude Oil.....................................     1460.2         666.9           88.4          106.2            2.7         596.0
Natural Gas...................................       79.6            16           19.6            0.5            2.7          40.8

---------
*Excluding abandoned wells.

Drilling Activity

      The following tables set forth our net exploratory and development wells broken down by independent and production sharing contract operations in each of our operating areas for the years ended December 31, 2005, 2004 and 2003.


                                                                     Year ended December 31, 2005
                                                   ------------------------------------------------------------------------
                                                                            Western      Eastern
                                                                              South        South          East
                                                                Bohai         China        China         China
                                                   Total          Bay           Sea          Sea           Sea     Overseas
                                                   -----        -----       -------      -------         -----     --------
Independent
Net Exploratory Wells Drilled.................        31           15             9            7             -            -
   Successful.................................        15            8             6            1             -            -
   Dry........................................        16            7             3            6             -            -
Net Development Wells Drilled.................        84           68            14            2             -            -
   Successful.................................        84           68            14            2             -            -
   Dry........................................         -            -             -            -             -            -

Production Sharing Contracts
Net Exploratory Wells Drilled.................       6.3          3.8           1.2            -             -          1.3
   Successful.................................       3.8          3.8             -            -             -            -
   Dry........................................       2.5            -           1.2            -             -          1.3
Net Development Wells Drilled.................        54           42             -            4             2            6
   Successful.................................        54           42             -            4             2            6
   Dry........................................         -            -             -            -             -            -


                                                                     Year ended December 31, 2004
                                                   ------------------------------------------------------------------------
                                                                            Western      Eastern
                                                                              South        South          East
                                                                Bohai         China        China         China
                                                   Total          Bay           Sea          Sea           Sea     Overseas
                                                   -----        -----       -------      -------         -----     --------
Independent
Net Exploratory Wells Drilled.................        36           19             8            6             3            -
   Successful.................................        21           14             3            4             -            -
   Dry........................................        15            5             5            2             3            -
Net Development Wells Drilled.................        42           34             4            2             2            -
   Successful.................................        42           34             4            2             2            -
   Dry........................................         -            -             -            -             -            -

Production Sharing Contracts
Net Exploratory Wells Drilled.................       4.6            -             -            -           0.6            4
   Successful.................................       3.3            -             -            -           0.3            3
   Dry........................................       1.3            -             -            -           0.3            1
Net Development Wells Drilled.................        73           62             -           11             -            -
   Successful.................................        73           62             -           11             -            -
   Dry........................................         -            -             -            -             -            -




                                                                      Year ended December 31, 2003
                                                   ------------------------------------------------------------------------
                                                                            Western      Eastern
                                                                              South        South          East
                                                                Bohai         China        China         China
                                                    Total         Bay           Sea          Sea           Sea     Overseas
                                                   -----        -----       -------      -------         -----     --------
Independent
Net Exploratory Wells Drilled.................       28.0        16.0           5.0          7.0             -            -
   Successful.................................       14.0         6.0           3.0          5.0             -            -
   Dry........................................       14.0        10.0           2.0          2.0             -            -
Net Development Wells Drilled.................       20.1        11.1           9.0            -             -            -
   Successful.................................       20.1        11.1           9.0            -             -            -
   Dry........................................          -           -             -            -             -            -

Production Sharing Contracts
Net Exploratory Wells Drilled.................        3.5           -             -          0.5             -          3.0
   Successful.................................          -           -             -            -             -            -
   Dry........................................        3.5           -             -          0.5             -          3.0
Net Development Wells Drilled.................       78.0        42.9             -          3.1             -         32.0
   Successful.................................       72.0        42.9             -          3.1             -         26.0
   Dry........................................        6.0           -             -            -             -          6.0

Natural Gas Business

      Natural gas is becoming an increasingly important part of our business strategy. We intend to exploit our natural gas reserves to meet rapidly growing demand in the PRC for natural gas. In light of increasing demand for natural gas in the PRC, we have made strategic investments in liquefied natural gas projects outside the PRC and may continue to do so in the future.

PRC Activity

      CNOOC, our controlling shareholder, has granted us an option to invest in liquefied natural gas projects or other natural gas related businesses in which CNOOC has invested or proposed to invest. The terms of this option require us, if we exercise the option, to reimburse CNOOC for any contribution CNOOC has made with respect to the facility together with interest calculated at the prevailing market rate. CNOOC's major liquefied natural gas projects in the PRC include:

      Guangdong LNG Facility. CNOOC is currently engaged in a project to build China's first proposed liquefied natural gas import facility in Guangdong Province in southern China. We have not entered into any negotiations with CNOOC on the detailed terms under which we may exercise our option to acquire CNOOC's interest in this facility. CNOOC has committed to take a 33% ownership interest in the project. Other partners include Hong Kong Electric Holding Company and Hong Kong & China Gas Company Limited, each committed to 3% ownership interests, and five customers of the proposed facility who have collectively committed to a 31% ownership interest. Through a competitive selection process, BP Global Investment Limited was selected as the foreign partner to take the remaining 30% interest in the project.

      The project involves the construction of a receiving terminal with capacity of 3.7 million tonnes per year and a 380-kilometer trunk line. Project construction began in the third quarter of 2003. The facility is scheduled to commence operations in 2006.

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

      Zhejiang Development. In March 2004, CNOOC signed an agreement with Zhejiang provincial government to jointly develop China's third LNG terminal in Zhejiang. The joint development will include construction of an LNG re-gasification terminal, a gas trunk line and a gas-fired power plant. CNOOC will take a 51% interest in the project, with a Zhejiang government affiliate and a Ningbo city government affiliate taking a 29% interest and a 20% interest, respectively, in the project. Based on current plan and estimate, phase one construction of the project will be completed in 2008.

      Shanghai LNG Project. In September 2004, CNOOC signed an agreement with a Shanghai municipal government affiliate to build a liquefied natural gas import facility in Shanghai. This project involves the construction of a receiving terminal and a submarine trunk line. Based on current arrangements, CNOOC will take a 45% equity interest in the project, with the Shanghai partner taking the remaining 55% interest. Based on current plan and estimate, phase one construction of the project will be completed in 2008.

Overseas Activity

      On January 1, 2003, we acquired BP Muturi Limited, which owned a 44.0% interest in the Muturi production sharing contract offshore Indonesia, and BP Wiriagar Limited's 42.4% interest in the Wiriagar production sharing contract offshore Indonesia for a consideration of approximately US$275 million. The Muturi production sharing contract and Wiriagar production sharing contract, together with the Berau production sharing contract, make up the Tangguh LNG project. The Tangguh LNG project is a greenfield project located offshore Indonesia and is one of the largest natural gas projects in Asia. On May 12, 2004, we completed our acquisition of an additional 20.767% interest in the Muturi production sharing contract from British Gas International Limited for a consideration of US$105.1 million. As a result, our interest in the Muturi production sharing contract increased to 64.767%.

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

      In connection with our acquisition of interests in the Tangguh LNG project, the partners in the Tangguh LNG project entered into a conditional 25-year supply contract to provide up to 2.6 million tonnes of liquefied natural gas per year to a liquefied natural gas terminal project in Fujian Province, China. Supply of liquefied natural gas under this supply contract is expected to begin in 2009. In July 2004, the Tangguh PSC partners signed the LNG sales and purchases agreement("SPA") with POHANG Steel Co to provide up to
0.55 million tonnes per annum ("mtpa") LNG for 20 years. In August 2004, the Tangguh PSC partners signed the LNG SPA with K-Power. Co. Ltd. to provide up to 0.6 mtpa LNG for 20 years. In October 2004, the Tangguh PSC partners signed the LNG SPA with Sempra Energy LNG Marketing Corp. to provide up to
3.615 mtpa LNG for 20 years.

      Given the proximity of the Tangguh LNG project to many major industrial and commercial areas, we expect the project to secure additional LNG supply contracts in the near future.

      In May 2003, we signed an agreement with the original North West Shelf project partners to acquire an aggregate interest of 5.3% in the reserves and upstream production of Australia's North West Shelf project for a consideration of US$348 million. We completed this acquisition in December 2004. We booked 125.9 million BOE of gas reserves from this project in 2005. Woodside Petroleum is the operator for the project.

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

      On October 24, 2003, we entered into an agreement with the joint venture participants of the Gorgon natural gas project in Australia based on a memorandum of understanding, under which we agreed to acquire certain interest in the upstream production and reserves of the Gorgon natural gas project. The memorandum of understanding expired in March 2005.

      In April, 2006, we signed Farm-in Agreements with BHP Billiton Limited and Kerr-McGee Australia Exploration and Production Pty Ltd through our subsidiary, CNOOC Australia E&P Pty Ltd, and obtained a 25% interest in four Exploration Permits in the Outer Browse Basin of Australia.

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

Segment Information

      The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:


                                                                         Year ended December 31,
                                              ------------------------------------------------------------------------------
                                                    2003                            2004                          2005
                                              -------------------        ---------------------        ----------------------
                                                 Rmb'000        %           Rmb'000          %           Rmb'000           %
                                              ----------    -----        ----------      -----        ----------       -----
Independent operations...................     12,049,054     29.4        16,104,429       29.2        24,419,997        35.2
Production sharing contracts.............     20,231,534     49.4        24,396,521       44.2        38,179,412        55.0
Trading businesses.......................     12,398,661     30.3        18,191,353       32.9        15,901,325        22.9
Unallocated and elimination..............    (3,728,976)    (9.1)       (3,470,240)      (6.3)       (9,044,991)      (13.1)
                                              ----------    -----        ----------      -----        ----------       -----
Total operating revenues.................     40,950,273    100.0        55,222,063      100.0        69,455,743       100.0
                                              ----------    -----        ----------      -----        ----------       -----

      We are mainly engaged in the exploration, development and production of crude oil and natural gas primarily offshore China. For the year ended December 31, 2005, approximately 56.1% of our total revenue was contributed by PRC customers. Our overseas activities are mainly conducted in Indonesia, Australia, Myanmar and Nigeria.

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

                                                        Year ended December 31,
                                                  ------------------------------
                                                      2003       2004       2005
                                                  --------   --------   --------
Sales and Marketing Volumes (benchmark)
    (mmbbls)(1)
Nanhai Light (APPI(2) Tapis(3))...............        20.4       13.1       18.4
Medium Grade (Daqing OSP(4))..................        69.6       91.8       85.3
Heavy Crude (APPI(2) Duri(5)).................        60.2       63.9       86.7

Average Realized Prices (US$/bbl)(6)
Nanhai Light..................................    US$30.27   US$41.24   US$54.52
Medium Grade..................................       29.45      37.57      51.88
Heavy Crude...................................       26.56      31.78      42.81

Benchmark Prices (US$/bbl)
APPI(2) Tapis(3) .............................    US$29.59   US$40.68   US$57.05
Daqing OSP(4) ................................       28.94      36.55      52.56
APPI(2) Duri(5) ..............................       25.46      31.92      42.48
ICP Duri......................................       27.11      32.09      46.01
ICP(7) Cinta..................................       28.04      35.62      51.14
ICP Widuri....................................       28.05      35.65      51.19

West Texas Intermediate (US$/bbl).............    US$31.07   US$41.44   US$61.04

---------
(1) Includes the sales volumes of us and our foreign partners under production sharing contracts.
(2)   Asia petroleum price index.
(3)   Tapis is a light crude oil produced in Malaysia.
(4) Daqing official selling price. Daqing is a medium crude oil produced in northeast China.
(5)   Duri is a heavy crude oil produced in Indonesia.
(6) Includes the average realized prices of us and our foreign partners under production sharing contracts.
(7)   Indonesian crude price.

      The international benchmark crude oil price, West Texas Intermediate, was US$61.13 per barrel as of December 30, 2005 and US$72.50 per barrel as of June 6, 2006.

      Markets and Customers

      We sell most of our crude oil production in the PRC domestic market. We also sell to customers in South Korea, Japan, the United States and Australia, as well as to crude oil traders in the spot market. For the years ended December 31, 2003, 2004 and 2005, we sold approximately 73.5%, 81.2% and 70.9%, respectively, of our crude oil in the PRC, and exported approximately 26.5%, 18.8% and 29.1%, respectively.

      Most of our crude oil production sales in the PRC domestic market are to refineries and petrochemical companies that are affiliates of Sinopec, PetroChina and CNOOC, our controlling shareholder. Sales volume to Sinopec has been high historically because most of the PRC refineries and petrochemical companies were affiliates of Sinopec. After the restructuring of the PRC petroleum industry in July 1998, some refineries and petrochemical companies were transferred to PetroChina from Sinopec. For the years ended December 31, 2003, 2004 and 2005, sales to Sinopec were approximately

36.8%, 38.4% and 41.9%, respectively, and sales to PetroChina were approximately 7.7%, 7.0% and 5.0%, respectively, of our total crude oil sales in the PRC domestic market. Together these two customers accounted for approximately 44.5%, 45.4% and 46.9%, respectively, of our total crude oil sales in the PRC domestic market. For the same periods, sales to affiliates of CNOOC were approximately 43.9%, 41.2% and 48.0%, respectively, of our total crude oil sales in the PRC domestic market. For further information about our sales to CNOOC-affiliated companies, please see note 27 to our consolidated financial statements attached to this annual report.

      The following table presents, for the periods indicated, our revenues sourced in the PRC and outside the PRC:

                                                       Year ended December 31,
                                                   ----------------------------
                                                     2003       2004       2005
                                                   ------     ------     ------
                                                        (Rmb in millions,
                                                        except percentages)
Revenues sourced in the PRC...................     25,416     30,453     38,993
Revenues sourced outside the PRC..............     15,534     24,769     30,463
                                                   ------     ------     ------
Total revenues................................     40,950     55,222     69,456
                                                   ======     ======     ======
% of revenues sourced outside the PRC.........      37.9%      44.9%      43.9%

      Sales Contracts

      We sign sales contracts with our oil customers for each shipment. Sales contracts are standard form contracts containing ordinary commercial terms such as quality, quantity, price, delivery and payment. All sales are made on free-on-board terms. Some of our customers are required to make payments within 30 days after the shipper takes possession of the crude oil cargo at our delivery points. Some of them are required to make prepayment or provide guarantee letters or letter of credit. As of December 31, 2003, 2004 and 2005, most of our account receivables were aged within six months. During the years ended December 31, 2003, 2004 and 2005, the accounts receivable turnover were approximately 47.5 days, 42.3 days and 32.6 days, respectively. Doubtful accounts provision during the years ended December 31, 2003, 2004 and 2005 were Rmb 1.5 million, nil and nil, respectively.

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

      Since 1989, the PRC government has adopted the following sliding scale of royalty payments of up to 3% of the annual gross production of natural gas:

Annual gross production                                            Royalty rate
Less than 2 billion cubic meters.................................             -
2-3.5 billion cubic meters.......................................          1.0%
3.5-5 billion cubic meters.......................................          2.0%
Above 5 billion cubic meters.....................................          3.0%

      We sell a large portion of our offshore China natural gas production to Hong Kong and Hainan Province. In December 1992, Castle Peak Power in Hong Kong signed a long-term gas supply contract under which it agreed to buy from the partners approximately 102.4 billion cubic feet of natural gas per year on a take-or-pay basis until 2015. Gas prices are quoted and paid in U.S. dollars. The payments are made in U.S. dollars on a monthly basis and are reconciled annually. Castle Peak Power purchased approximately 38.4% of our total offshore China natural gas production for the year ended December 31, 2005. We sold the remaining of our total offshore China natural gas production to mainland China customers, including Hainan Fertilizer, Hainan Yangpu Power, Shandong Yantai Zhongshi Gas and Hainan Refinery.

      The price of gas sold to the PRC market is determined by negotiations between us and the buyers based on market conditions. Contracts typically consist of a base price with provisions for annual or seasonal resets and adjustment formulas which depend on a basket of crude oil prices, inflation and various other factors.

Procurement of Services

      We usually outsource work in connection with the acquisition and processing of seismic data, reservoir studies, well drilling services, wire logging and perforating services and well control and completion service to independent third parties or our connected parties.

      In the development stage, we normally employ independent third parties for single point mooring and floaring production storage and offloading, or FPSO, services and both independent third parties and CNOOC affiliates for other services by entering into contracts with them. We conduct a bidding process to determine who we employ to construct platforms, terminals and pipelines, to drill production wells and to install offshore production facilities. Both independent third parties and CNOOC affiliates participate in the bidding process. We are closely involved in the design and management of services by contractors and exercise extensive control over their performance, including their costs, schedule, quality and HSE (health, safety, and environment) measures.

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

      We are the dominant player in the oil and gas industry offshore China and are the only company permitted to engage in oil and gas exploration and production offshore China in cooperation with foreign parties. We may face increasing competition in the future from other petroleum companies in obtaining new PRC offshore oil and gas properties, or, as a result of changes in current PRC laws or regulations permitting an expansion of existing companies' activities or new entrants into the industry.

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

      Royalties paid to the PRC government are based on our gross production from both independent operations and oil and gas fields under production sharing contracts. The amount of the royalties varies up to 12.5% based on the annual production of the relevant property. The PRC government has provided companies such as ours with a royalty exemption for up to approximately one million tons, or seven million BOE, per year for our crude oil production and for up to 70.6 billion cubic feet, or approximately 11.8 million BOE, per year for our natural gas production. The limits in these exemptions apply to our total production from both independent properties and properties under production sharing contracts. In addition, we pay production taxes to the PRC government equal to 5% of our crude oil and gas produced independently and 5% of our crude oil and gas produced under production sharing contracts.

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

Production Sharing Contracts

Offshore China

      When exploration and production operations offshore China are conducted through a production sharing contract, the operator of the oil or gas field must submit a detailed evaluation report upon discovery of petroleum reserves. If such a discovery is determined commercially viable pursuant to the procedures set forth in the production sharing contract, an overall development plan must be submitted to a joint management committee established under the production sharing contract for its review and adoption. After that, the overall development plan must also be submitted to CNOOC. After CNOOC confirms the overall development plan, CNOOC submits it to the National Development and Reform Commission for approval. After receiving the governmental approval, the parties to the production sharing contract may begin the commercial development of the oil and gas field.

      As part of the reorganization in 1999, CNOOC transferred all of its economic interests and obligations under its then existing production sharing contracts to us and our subsidiaries. It also undertook to transfer its future production sharing contracts to us and our subsidiaries. As of December 31, 2005, we had 34 production sharing contracts.

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

      New production sharing contracts are entered into between CNOOC and foreign partners primarily through bidding organized by CNOOC and direct negotiation.

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

      The term of a production sharing contract typically lasts for 30 years and has three distinct phases:

      o Exploration. The exploration period shall be divided into three phases with three, two and two years for each phase, and may be extended with the consent of CNOOC and the approval of relevant PRC regulatory authorities. During this period, exploratory and appraisal work on the exploration block is conducted in order to discover petroleum and to enable the parties to determine the commercial viability of any petroleum discovery.

      o Development. The development period begins on the date on which the relevant PRC regulatory authorities approve the overall development plan, which outlines the recoverable reserves and schedule for developing the discovered petroleum reserves. The development phase ends when the design, construction, installation, drilling and related research work for the realization of petroleum production as provided in the overall development plan have been completed.

      o Production. The production period begins when commercial production commences and usually lasts for 15 years. The production period may be extended upon approval of the PRC government.

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

      Foreign partners are required to bear all exploration costs during the exploration period. However, such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins. During the exploration period, foreign partners are required to return 25% of the contract area, excluding the development and production areas, to CNOOC at the end of each phase of the exploration period. At the end of the exploration period, all areas, excluding the development areas, production areas and areas under evaluation, must be returned to CNOOC.

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

Percentage of annual gross
production                     Allocation
--------------------------------------------------------------------------------
5.0%                           Production tax payable to the PRC government, or
                               VAT(1)

0.0% -- 12.5%(2)               Royalty oil payable to the PRC government

50.0% -- 62.5%(2)              Cost recovery oil allocated according to the
                               following priority:
                                    1. recovery of current year operating costs by us and foreign partner(s);
                                    2. recovery of earlier exploration costs by foreign partner(s);
                                    3. recovery of development costs by us and foreign partner(s) based on participating interests;(3) and
                                    4. any excess, allocated to the remainder oil.

32.5%(3) Remainder oil allocated according to the following formula:
                                    1. (1-X) multiplied by 32.5% represents
                                    share oil payable to the PRC government;
                                    and
                                    2. X multiplied by 32.5% represents
                                    remainder oil distributed according to
                                    each partner's participating interest.(4)

---------
(1) The production tax is also referred to as "value-added tax" (VAT) in PRC production sharing contracts.
(2) Assumes annual gross production of more than four million metric tons, approximately 30 million barrels of oil. For lower amounts of production, the royalty rate will be lower and the cost recovery will be greater than 50.0% by the amount that the royalty rate is less than 12.5%.

(3) The ratio "X" is agreed in each production sharing contract based on commercial considerations and ranges from 8% to 100%.
(4) See "--Principal Oil and Gas Regions" for our participating interest percentage in our production sharing contracts.

      The first 5.0% of the annual gross production is paid to the PRC government as production tax. The PRC government is also entitled to a royalty payment equal to the next 0% to 12.5% of the annual gross production based on the following sliding scale:

                                                                        Royalty
Annual gross production of oil(1)                                          rate
-------------------------------------------------------------------------------
Less than 1 million tons.............................................      0.0%
1-1.5 million tons...................................................      4.0%
1.5-2.0 million tons.................................................      6.0%
2.0-3.0 million tons.................................................      8.0%
3.0-4.0 million tons.................................................     10.0%
Above 4 million tons.................................................     12.5%

---------
(1)   The sliding scale royalty for natural gas reaches a maximum at 3.0%.

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

      The remaining 32.5% of the annual gross production, which is referred to as the remainder oil, is distributed to each of the PRC government, us and the foreign partners according to a "ratio X" agreed to by CNOOC and the foreign partners in the production sharing contracts. An amount of oil and gas equal to the product of the remainder oil and one minus the "ratio X" is first distributed to the PRC government as share oil. The balance of the remainder oil, which is referred to as the allocable remainder oil, is then distributed to us and the foreign partners based on each party's participating interest.

      We pay production tax and royalty to the PRC government on a monthly basis for oil and natural gas production. At the end of each month, we calculate the production tax and royalty payable and file this information with the PRC tax bureau for current month payment. We make adjustments for any overpayment or underpayment of production tax and royalty at the end of the year.

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

      Daily operations of a property subject to a production sharing contract are carried out by the designated operator. The operator is typically responsible for determining and executing operational and budgetary plans and all routine operational matters. Upon discovery of petroleum reserves, the operator is required to submit a detailed overall development plan to the joint management committee.

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

      Our foreign partners and we have joint ownership in all of the assets purchased, installed or constructed under the production sharing contract until either:

      o the foreign partners have fully recovered their development costs, or

      o     upon the expiration of the production sharing contract.

      After that, as a state-owned national oil company under PRC law, CNOOC will assume ownership of all of the assets under the production sharing contracts; our foreign partners and we retain the exclusive right to use the assets during the production period.

      Abandonment Costs

      Any party to our production sharing contracts must give prior written notice to the other party or parties if it plans to abandon production of the oil or gas field within the contracted area. If the other party or parties agree to abandon production from the oil or gas field, all parties pay abandonment costs in proportion to their respective percentage of participating interests in the field. If we decide not to abandon production upon notice from a foreign partner, all of such foreign partner's rights and obligations under the production sharing contract in respect of the oil or gas field, including the responsibilities for payment of abandonment costs, terminate automatically. We bear the abandonment costs if we decide to abandon production after an initial decision to proceed with production. In 2005, we accrued for dismantlement costs of approximately Rmb 100 million for oil and gas fields governed by production sharing contracts.

      Production Tax

      The PRC production tax rate on the oil and natural gas produced under production sharing contracts is currently 5%.

Overseas

      In addition to our production sharing arrangements in the PRC, we have made production sharing arrangements in several foreign countries and regions, including Indonesia, Australia, Morocco, Nigeria and Myanmar etc.

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

      BP MIGAS enters into production sharing arrangements with private energy companies. The arrangements allow such private companies to explore and develop oil and gas in specified areas in exchange for a percentage interest in the production from such areas. These production sharing arrangements are mainly governed by production sharing contracts, as well as by technical assistance contracts, each of which is described further below. Upon entering into a production sharing arrangement, the operator commits to spending a specified sum of capital to implement an agreed work program.

      Production sharing arrangements in Indonesia are based on the following principles:

      o contractors are responsible for all investments (exploration, development and production);

      o a contractor's investment and production costs are recovered from production;

      o the profit split between the Indonesian government and contractors is based on production after the cost recovery, domestic market oil, etc;

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

      We also have interests in production sharing contracts in various countries, including Morocco, Nigeria and Myanmar. On May 3, 2004, we, through our wholly owned subsidiary CNOOC Morocco Limited, acquired from Vanco Energy Corporation an 11.25% interest in a petroleum agreement for Ras Tafelney offshore Morocco. In 2004 and 2005, we, Golden Aaron Pte. Ltd. and China Global Construction Limited formed a joint venture in Myanmar and had entered into six production sharing contracts as of June 8, 2005. In January 2006, we acquired a 35% working interest in the contract for OPL 229 in Nigeria. In April 2006, we acquired a 45% interest in offshore Nigerian oil mining license "OML 130".

      On February 17, 2006, we signed a production sharing contract for block S in Equatorial Guinea. On April 28, 2006, through our wholly-owned subsidiary CNOOC Africa Limited, we signed production sharing contracts for six blocks in Kenya. We will act as the operator under these production sharing contracts.

Geophysical Survey Agreements

      Historically, we conducted our exploration operations through geophysical survey agreements with leading international oil and gas companies through production sharing contracts. For the year ended December 31, 2005, we did not enter into any geophysical survey agreements with third parties, but may enter such agreements in the future.

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

      As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, including the loss of wells, blowouts, pipeline leakage or other damage, certain costs of pollution control and physical damages on certain assets. Our insurance coverage includes oil and gas field properties and construction insurance, marine hull insurance, protection and indemnity insurance, drilling equipment insurance, marine cargo insurance and third party and comprehensive general liability insurance. We also carry business interruption insurance for Pinghu Field. In Indonesia, the operators of the production sharing contracts in which we participate are required by local law to purchase insurance policies customarily taken out by international petroleum companies. As of December 31, 2005, we paid an annual insurance premium of approximately Rmb 163.1 million to maintain our insurance coverage. We believe that our level of insurance is adequate and customary for the PRC petroleum industry and international practices. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs. See "Item 3--Key Information--Risk Factors--Risks relating to our business--Exploration, development and production risks and natural disasters affect our operations and could result in losses that are not covered by insurance."

      For the year ended December 31, 2005, we did not have any uninsured losses.

Research and Development

      Historically, we used research and development services provided by CNOOC's affiliates, including CNOOC Research Center, as well as other international research entities. In July 2003, we established our own research center, CNOOC (China) Limited Research Center, to undertake most of our research and development activities. During the years ended December 31, 2003, 2004 and 2005, our research and development costs were approximately Rmb 165.8 million, Rmb 268.5 million and Rmb 401.6 million, respectively.

      Our research efforts have focused on:

      o     enhancing oil recovery in offshore China heavy oil fields;

      o     engineering and developing deepwater fields;

      o     engineering and developing marginal fields; and

      o developing new offshore exploration technology and new exploration areas.

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

Regulatory Framework

Government Control

      The PRC government owns all of China's petroleum resources and exercises regulatory control over petroleum exploration and production activities in China. We are required to obtain various governmental approvals, including those from the Ministry of Land and Resources, the State Administration for Environmental Protection, the National Development and Reform Commission and the Ministry of Commerce before we are permitted to conduct production activities. Our sales are coordinated by the National Development and Reform Commission. For joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including those from:

      o the Ministry of Land and Resources, for a permit for exploration blocks, an approval of a geological reserve report submitted through CNOOC;

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

      o a favorable 5% production tax on the crude oil and natural gas we produce both independently and under production sharing contracts, rather than the 17% rate generally applicable to the independent production of domestic petroleum companies in China; and

      o production from one of our major gas fields, Yacheng 13-1, is exempt from the PRC royalties under an approval by the State Tax Bureau in May 1989 and the 5% production tax applicable to the oil and gas produced under other production sharing contracts in accordance with an approval by the Ministry of Finance in August 1985. Our natural gas revenues from Yacheng 13-1 for each of the five years ended December 31, 2001, 2002, 2003, 2004 and 2005 represented approximately 7.3%, 5.6%, 3.6%, 3.2% and 2.3%, respectively, of our total oil and natural gas sales in those years.

      Although we historically have benefited from the foregoing special policies, we cannot assure that such policies will continue in the future. We are also regulated by the PRC government in various other aspects of our business and operations, including required government approvals for new independent development and production projects and new production sharing contracts. For a further discussion of ways in which we are regulated by the PRC government, see "--Government Control."

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

      In March 2006, the State Council issued the Decision to Impose a Levy on Special Oil Income and the Ministry of Finance promulgated the Management Rules on the Administration of Special Oil Income Levy, effective March 26, 2006. According to the rules, the Ministry of Finance will impose a special oil income levy on any income derived from the sales by an oil exploration and production company of locally produced crude oil at a price which exceeds US$40 per barrel. The special oil income levy will be collected on a quarterly basis. As the international oil prices, exchange rate of Renminbi and our crude oil production fluctuate, the full impact on us as a result of the implementation of the Special oil income levy cannot be ascertained at this time.

Environmental Regulation

      Our operations are required to comply with various applicable environmental laws and regulations, including PRC laws and regulations administered by the central and local government environmental protection bureaus for our operations in China. We are also subject to the environmental rules introduced by governments in whose jurisdictions our onshore logistical support facilities are located. The State Administration for Environmental Protection sets national environmental protection standards and local environmental protection bureaus may set stricter local standards.

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

      For the year ended December 31, 2005, we did not experience any major incident of oil spillage.

      The PRC environmental laws require offshore petroleum developers to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields during the years ended December 31, 2003, 2004 and 2005 of approximately Rmb 167.3 million, Rmb 201.6 million and Rmb 252.9 million, respectively.

      Environmental protection and prevention costs and expenses in connection with the operation of offshore petroleum exploitation are covered under each individual production sharing contract. Environmental protection and prevention costs and expenses represented on average approximately 4% of our annual operating costs relating to projects constructed offshore China during the three years ended December 31, 2005. Each platform has its own environmental protection and safety staff responsible for monitoring and operating the environmental protection equipment. However, no assurance can be given that the PRC government will not impose new or stricter regulations which would require additional environmental protection expenditures.

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

      We own the following main property interests in the PRC:

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

      o a parcel of land at Suizhong 36-1 Base, Xiaolihuang Village, Gaoling Town, Suizhong County, Liaoning Province;

      o land, various buildings and structures located at Bonan Processing Plant, Jimu Island, Longgang Development Zone, Longkou City, Shandong Province;

      o land, various buildings and structures located at Dongfang 1-1 Processing Plant, Shugang Road, Dongfang City, Hainan Province;

      o 50% interest in land, various buildings and structures located at Panyu-Huizhou Gas Processing Plant, Huandao North Road, Hengqin Town, Zhuhai City, Guangdong Province; and

      o land, various buildings and structures located at Chunxiao Gas Processing Plant, Chunxiao Road, Chunxiao Town, Beilun District, Ningbo City, Zhejiang Province.

Employees and Employee Benefits

      During the years ended December 31, 2003, 2004 and 2005, we employed 2,447 persons, 2,524 persons and 2,696 persons, respectively. Of the 2,696 employees we employed as of December 31, 2005, approximately 72.4% were involved in petroleum exploration, development and production activities, approximately 7.1% were involved in accounts and finance work and the remainder were senior management, coordinators of production sharing contracts and safety and environmental supervisors. Workers for the operation of the oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

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

      Our Indonesian subsidiaries employ approximately 900 employees, including approximately 50 expatriates. We provide benefits to expatriates that we believe to be in line with customary international practices. Our local staff in Indonesia enjoy welfare benefits mandated by Indonesian labor laws.

      For further details regarding retirement benefits, see note 31 to our consolidated financial statements attached to this annual report.

Health, Safety and Environmental Policy

      We are committed to the promotion of the concept and culture of health, safety and environmental ("HSE") protection among all the staff. The oil and gas field development projects that were started during the year all underwent simultaneous reviews on HSE protection in accordance with the laws of the PRC. In 2005, nearly all the staff from the management to the operational level participated in our HSE training sessions. In addition, the scope of our HSE training has been extended to the employees of contractors. More than 10,000 person-time from our contractors participated in our training sessions in 2005.

      In 2005, we also placed considerable emphasis on safety in helicopter, diving and vehicle operations. Professional auditors were hired to conduct annual safety audit and safety checks on 11 leased helicopters. In 2006, we plan to carry out special audits on diving operations.

      We introduced the system of occupation health profiles to all branches in order to strengthen the health management of offshore operating staff in addition to requiring them to submit health certificates. The submitted health data is to be analyzed so as to offer the staff proactive and constructive advices on health improvement.

      As an International Association of Oil and Gas Producer (OGP) member, we assisted OGP in organizing the "Workshop on Safety Management of Offshore Accidents" in 2005.

      In 2005, we organized a large-scale offshore emergency drill. There were over 300 participants, including our offshore service contractors and transportation service contractors. We continued to work with other entities to set up Oil Spill Response Base in Tangguh, Longkou, Weizhou and Zhuhai. We believe such initiatives strengthened our capability in handling offshore oil spill emergencies.

      In 2005, we made sustained progress in respect of HSE management. During the year, we were neither involved in any material injury liability case, spillage or pollution incidents, nor subject to any safety-related liability claims for losses of over US$120,000. Our OSHA Statistics results continued to be above average when compared with international peers.

      We seek to align our operations with international standards and have been applying for the ISO14000 environmental management qualification for our oilfields. By the end of 2005, our

Qinhuangdao 32-6 oilfield and Wenchang oilfields were certified under the ISO14000 environmental management system.

      We are a member of the "National Offshore Oil Spillage Response Plan" organized by the State Oceanic Administration. In 2005, we continued to conduct researches and participated in discussions on issues relating to resources sharing and risk assessment in the event of oil spillage offshore China. We also continued to cooperate with the Bohai Bay Oil Spillage Awareness Center and facilitated the establishment of the oil spillage response organizations in the South China Sea.

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

Human Resources Development

      As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations. We devote significant resources to train our technical employees. During 2005, we held 818 training workshops, which were attended by 12,215 participants. To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talents in the international market. During the year, we completed the "Compensation Administration and Adjustment Plan". We also introduced various incentive schemes, including the "Project Team Incentive Scheme" and the "New discovery Incentive Scheme". With respect to overseas staff, we continued to improve our remuneration policy to make it competitive in the international market. We also started to build up an international recruitment database to support our overseas business expansion.

      We have adopted four stock option schemes for our senior management since February 4, 2001, and granted options under three of the schemes.

                       ITEM 4A. UNRESOLVED STAFF COMMENTS

      None.

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

Overview

      We are an oil and gas company engaged in the exploration, development and production of crude oil and natural gas primarily offshore China. We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration and production activities with international oil and gas companies offshore China. As of December 31, 2005, we had estimated net proved reserves of 2,362.6 million BOE, comprised of 1,457.4 million barrels of crude oil and condensate and 5,430.9 billion cubic feet of natural gas. In 2005, our net production averaged 356,868 barrels per day of crude oil, condensate and natural gas liquids and 389.6 million cubic feet per day of natural gas, which together totaled 424,108 BOE per day.

      Our revenues and profitability are largely determined by our production volume and the prices we realize for our crude oil and natural gas, as well as the costs of our exploration and development activities. Although crude oil prices depend on various market factors and have been volatile historically, our production volume has increased steadily over the past few years.

      The following table sets forth our net production of crude oil, condensate and natural gas liquids and net income for the periods indicated.

                                                     Year ended December 31,
                                   -----------------------------------------------------------
                                    2001         2002         2003         2004          2005
                                   -------      -------      -------      -------      -------
Net production of crude oil,
condensate and natural gas
liquids (BOE/day) ...........      228,874      298,625      306,464      319,436      356,868
Net production of natural gas
(mmcf/day) ..................        195.0        272.6        291.0        364.1        389.6
Net income (Rmb in millions)
(Restated) ..................      7,957.6      9,207.0     11,497.0     16,139.0     25,323.1

      We sold 46.9% of our crude oil production in 2005 to customers affiliated with Sinopec or PetroChina in the PRC domestic market. We sold 38.4% of our natural gas production offshore China in 2005 to Castle Peak Power Company Limited in Hong Kong under a long-term take-or-pay contract.

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

      Before the reorganization, certain PRC affiliates of CNOOC provided various materials, utilities and ancillary services for CNOOC's exploration and production activities. In connection with the reorganization, we entered into various agreements under which we continued to use various services and properties provided by these CNOOC affiliates. These agreements include: (i) a materials, utilities and ancillary services supply agreement; (ii) technical service agreements; (iii) agreements for the sale of crude oil, condensate oil and liquefied petroleum gas; (iv) various lease agreements with other affiliates of CNOOC for office and residential premises used by us; and (v) a research and development services agreement with China Offshore Oil Research Center for the provision of general geophysical exploration services, comprehensive exploration research services, information technology services and seismic study. We have renewed these agreements on substantially the same terms. In 2002, CNOOC consolidated most of its oilfield services operations and established China Oilfield Services Limited. This CNOOC affiliate now provides most of the technical services to us.

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

      On October 24, 2003, we entered into an agreement with the joint venture participants of the Gorgon natural gas project in Australia based on a memorandum of understanding previously entered into with them, under which we agreed to acquire certain interest in the upstream production and reserves of the Gorgon natural gas project. The memorandum of understanding expired in March 2005.

      At the end of 2004, we and Golden Aaron Pte. Ltd. and China Global Construction Limited formed a joint venture in Myanmar and entered into six production sharing contracts as of June 8, 2005. We will act as the operator under these production sharing contracts.

      In early 2005, through our wholly owned subsidiary CNOOC Belgium BVBA, we acquired a 16.69% interest in MEG Energy Corp., a Canada based oil sand company, at a consideration of 150 million Canadian dollars.

      On January 8, 2006, we signed an agreement with South Atlantic Petroleum Limited to acquire a 45% working interest in an offshore oil-mining license 130 "OML 130" in Nigeria for a cash consideration of US$2.268 billion. The acquisition was completed in April 2006. We also acquired a 35% working interest in the contract for OPL 229 in Nigeria for a consideration of US$60 million. On February 17, 2006, we signed a production sharing contract for block S in Equatorial Guinea.

      On April 28, 2006, through our wholly-owned subsidiary CNOOC Africa Limited, we signed production sharing contracts for six blocks with a total area of 115,343 square kilometers in Kenya.

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

      As described above, production of crude oil and natural gas is allocated among us, our foreign partners and the PRC government according to a formula contained in the production sharing contracts. We have excluded the government's share oil from net sales in our historical consolidated financial statements. Since our historical consolidated financial statements already exclude the government's share oil from our net sales figure, we do not expect any future share oil payments to affect our results of operations or operating cash flows differently than the effects reflected in our historical consolidated financial statement. For information regarding the historical amounts of government share oil payable to the government, see note 5 to our consolidated financial statements attached to this annual report. For information regarding treatment of the PRC government's share oil, see "Item 4--Information on the Company--Business Overview--Production Sharing Contracts--Offshore China--Production Sharing Formula."

      Shanghai Petroleum and Natural Gas Company Limited, which owns the Pinghu field, is our associated company. Our 30% equity interest in this company is accounted for using the equity method, under which our proportionate share of the net income or loss of Shanghai Petroleum and Natural Gas Company Limited is included in our consolidated statements of income as a share of income or loss of the associated company.

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

Production from Independent Operations offshore China versus Production from Production Sharing Contracts offshore China

      Historically we have cooperated with foreign partners under production sharing contracts, which have provided us with the expertise to undertake our independent operations more effectively. The percentage of our net production arising from independent operations offshore China was 52.7%, 49.6% and 50.2%, respectively, for the years ended December 31, 2003, 2004 and 2005, respectively. Although we will continue to focus on independent operations, we plan to continue seeking appropriate opportunities to cooperate with foreign partners under production sharing contracts.

Provision for dismantlement

      Prior to 2002, we estimated future dismantlement costs for our oil and gas properties and accrued the costs over the economic lives of the assets using the unit-of-production method. We estimated future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal and external engineers after taking into consideration the anticipated method of dismantlement required in accordance with then current legislation and industry practice. In 2002, we changed the method of accounting for the provision for dismantlement in compliance with Hong Kong Statement of Standard Accounting Practice or HK SSAP 28 (HKAS 37 replaced HK SSAP 28 in 2005), "Provisions, contingent liabilities and contingent assets." HK SSAP 28 requires the provision to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalized and the liability is discounted and accretion expense is recognized using the credit adjusted risk-free rate in effect when the liability is initially recognized. The dismantlement costs for the years ended December 31, 2003, 2004 and 2005 were Rmb 167.3 million, Rmb
201.6 million and Rmb 252.9 million, respectively. The accrued liability is reflected in our consolidated balance sheet under "provision for dismantlement." See note 28 to our consolidated financial statements attached to this annual report.

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

Allowances for Doubtful Accounts

      We evaluate our accounts receivable by considering the financial condition of our customers, their past payment history and credit standing and other specific factors, including whether the accounts receivable in question are under dispute. We make provisions for accounts receivable when they are overdue for six months and we are concerned about our ability to collect them. For the year ended December 31, 2003, 2004 and 2005, allowances for doubtful accounts were not material in the context of total operating expenses and did not have a material effect on our results of operations or financial condition.

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

Oil and Gas Properties

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

Provisions

      We recognize a provision when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation so long as a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement. We make provisions for dismantlement based on the present value of our future costs expected to be incurred, on a property-by-property basis, in respect of our expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

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

Results of Operations

Overview

      The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

                                                           Year ended December 31,
                                ------------------------------------------------------------------------------
                                           2003                       2004                      2005
                                ------------------------   ------------------------   ------------------------
                                       (Rmb in millions, except percentages, production data and prices)
Revenues:
Oil and gas sales: (1)
  Crude oil .................       25,792         63.0%       34,081         61.7%       50,361         72.5%
  Natural gas ...............        2,325          5.7%        2,805          5.1%        3,057          4.4%
                                ----------   ----------    ----------   ----------    ----------   ----------
  Total oil and gas sales ...       28,117         68.7%       36,886         66.8%       53,418         76.9%

Marketing revenues ..........       12,398         30.3%       18,191         32.9%       15,901         22.9%
Other income ................          435          1.1%          145          0.3%          137          0.2%
                                ----------   ----------    ----------   ----------    ----------   ----------
  Total revenues ............       40,950        100.0%       55,222        100.0%       69,456        100.0%
                                ==========   ==========    ==========   ==========    ==========   ==========

Net production (million BOE):
Crude oil ...................        111.9         85.9%        116.9         83.5%        130.3         84.2%
Natural gas .................         18.3         14.1%         23.1         16.5%         24.5         15.8%
                                ----------   ----------    ----------   ----------    ----------   ----------

  Total net production ......        130.2        100.0%        140.0        100.0%        154.8        100.0%
                                ==========   ==========    ==========   ==========    ==========   ==========
Average net realized prices:
  Crude oil (per bbl)......       US$28.11                   US$35.41                   US$47.31
  Natural Gas (per mcf)....           2.87                       2.75                       2.82

-------------------------
(1)   These figures do not include our revenues from the Pinghu gas field.

      The following table sets forth, for the periods indicated, certain income and expense items in our consolidated income statements as a percentage of total revenues:

                                                                           Year ended December 31,
                                                                  ----------------------------------------
                                                                     2003           2004           2005
                                                                  ----------     ----------     ----------
Operating Revenues:                                               (based on restated amounts)
     Oil and gas sales ........................................         68.7%          66.8%          76.9%
     Marketing revenues .......................................         30.2           32.9           22.9
     Other income .............................................          1.1            0.3            0.2
                                                                  ----------     ----------     ----------
         Total revenues .......................................        100.0%         100.0%         100.0%
                                                                  ==========     ==========     ==========
Expenses:
     Operating expenses .......................................        (11.0)%         (9.2)%         (8.5)%



     Production taxes .........................................         (3.0)          (3.1)          (3.7)
     Exploration costs ........................................         (2.1)          (2.4)          (1.9)
     Depreciation, depletion and amortization .................        (11.3)          (9.9)          (8.6)
     Dismantlement ............................................         (0.4)          (0.4)          (0.4)
     Impairment losses related to property, plant and equipment         (0.0)          (0.0)          (0.1)
     Crude oil and product purchases ..........................        (29.9)         (32.5)         (22.6)
     Selling and administrative expenses ......................         (3.1)          (1.9)          (2.0)
     Other ....................................................         (0.9)          (0.1)          (0.1)
                                                                  ----------     ----------     ----------
                                                                       (61.7)%        (59.5)%        (47.9)%
                                                                  ----------     ----------     ----------

Interest income ...............................................          0.4%           0.4%           0.5%
Finance costs .................................................         (0.9)          (0.8)          (1.6)
Exchange gain (loss), net .....................................         (0.0)           0.1            0.4
Short term investment income ..................................          0.3            0.1            0.4
Share of profit of an associate ...............................          0.5            0.6            0.4
Non-operating profit (loss), net ..............................          0.8            0.9            0.0
                                                                  ----------     ----------     ----------
Income before tax .............................................         39.4           41.8           52.3
Tax ...........................................................        (11.3)         (12.6)         (15.8)
                                                                  ----------     ----------     ----------
Net income ....................................................         28.1%          29.2%          36.5%
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

2005 versus 2004

      The discussions under "--2005 versus 2004" are based on the restated amounts, where applicable, as a result of the adoption of new HKFRSs. See note
2.4 to our consolidated financial statements under "Item 18-Financial Statement" in this annual report.

      Consolidated Net Profit

      Our consolidated net income after tax was Rmb 25,323.1 million (US$3,137.9 million) in 2005, an increase of Rmb 9,184.0 million (US$1,138.0 million), or 56.9%, from Rmb 16,139.1 million in 2004.

      Revenue

      Our oil and gas sales for 2005 were Rmb 53,417.7 million (US$6,619.1 million), an increase of Rmb 16,531.7 million (US$2,048.5 million), or 44.8%, from Rmb 36,886.0 million in 2004. The increase primarily reflects the rise in global crude oil prices and production grants. Our sales volume of crude oil and natural gas in 2005 increased by 11.6% and 6.8%, respectively, as compared to 2004. The average realized price for our crude oil was US$47.31 per barrel in 2005, an increase of US$11.9, or 33.6% from US$35.41 per barrel in 2004. The average realized price of natural gas was US$2.82 per thousand cubic feet in 2005, an increase of US$0.07, or 2.6%, from US$2.75 per thousand cubic feet in 2004.

      In 2005, our net marketing profit, which were derived from marketing revenue less purchase cost of crude oil and oil products, were Rmb 197.2 million (US$24.4 million), a decrease of Rmb 30.7 million (US$3.8 million), or 13.5%, from Rmb 227.9 million in 2004. Since we are one of the three companies that have the right to sell crude oil in China, upon request by our production sharing contract partners, we may purchase the oil of these partners for sale in China. However, the amount of oil we may purchase and sell in China depends on our foreign partners and, therefore, we cannot control the amount of crude oil that we are able to sell for any specific period. In 2005, marketing revenue from our wholly-owned subsidiary, CNOOC China Limited, was Rmb 9,430.8 million (US$1,168.6 million), representing an increase of Rmb 1,688.2 million (US$209.2 million) from Rmb 7,742.6 million in 2004. The net marketing profit, however, decreased Rmb 71.6 million, or 45.7%, from Rmb 156.6 million in 2004. The decrease was primarily due to the significant reduction in sales margin which was mainly influenced by market prices in the local markets. The net marketing profit from our wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., was Rmb 112.2 million (US$13.9 million), an increase of Rmb 40.9 million, or 57.4%, from Rmb 71.3 million in 2004.

      Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2005, the total other income was Rmb 59.7 million (US$7.4 million), a decrease of Rmb 39.1 million (US$4.8 million) from Rmb 98.8 million in 2004. The decrease was primarily due to the lower service fees received from our production sharing contract projects.

      Expenses

      Operating expenses. Our operating expenses were Rmb 5,934.6 million (US$735.4 million) in 2005, an increase of Rmb 864.3 million (US$107.1 million), or 17.0%, from Rmb 5,070.3 million in 2004. The increase was mainly attributable to the commencement of production of seven new oil and gas fields in China in 2005. Operating expenses in 2005 were Rmb 38.8 (US$4.8) per BOE, an increase of 5.7% from Rmb 36.7 per BOE in 2004. Operating expenses for our offshore China operations in 2005 were Rmb 32.5 (US$4.0) per BOE, representing an increase of 8.7% from 2004. The increase was mainly attributable to the higher service fees, supply vessels, equipment lease, maintenance materials, chemicals and fuel, resulting from the higher international crude oil price. Operating expenses for our offshore Indonesia operations were Rmb 100.2 (US$12.4) per BOE, an increase of 13.0% over 2004. The increase in operating expenses per barrel for our Indonesian oil fields was due to lower net production volume based on their profit sharing models. Based on working interest production, operating expenses for our offshore Indonesia operations in 2005 were Rmb 48.7 (US$6.0) per BOE.

      Production taxes. Our production taxes for 2005 were Rmb 2,596.5 million (US$321.7 million), an increase of Rmb 870.8 million (US$107.9 million), or 50.5% from Rmb 1,725.7 million in 2004. The increase was primarily due to the increased income from oil and gas sales.

      Exploration costs. Our exploration costs for 2005 were Rmb 1,293.7 million (US$160.3 million), a slight decrease of Rmb 22.5 million (US$2.8 million), or 1.7%, from Rmb 1,316.2 million in 2004, as a result of an increase in capitalization of investment in exploration activities.

      Depreciation, depletion and amortization expenses. Our depreciation, depletion and amortization expenses for 2005 were Rmb 5,964.7 million (US$739.1 million), an increase of Rmb 509.6 million (US$63.1 million), or 9.3%, from Rmb 5,455.1 million in 2004. On a unit of production basis, depreciation, depletion and amortization expenses for 2005 were Rmb 39.0 (US$4.8) per BOE, as compared to Rmb 39.5 per BOE in 2004.

      Dismantlement costs. Our dismantlement costs for 2005 were Rmb 252.9 million (US$31.3 million), an increase of Rmb 51.3 million (US$6.4 million), from Rmb 201.6 million in 2004. The increase was primarily due to the increased dismantling costs resulting from the commencement of production at new oil and gas fields and a revision of the dismantlement liabilities for certain existing oil and gas fields. Our dismantlement costs were Rmb 1.7 (US$0.2) per BOE, a corresponding increase from Rmb 1.5 per BOE in 2004.

      Impairment losses related to property, plant and equipment. Our impairment losses for 2005 were Rmb 90.2 million (US$11.2 million). The impairment was due to the downward revision of the reserve of BZ34-2/4 and HZ19-3 oil and gas fields. The average impairment costs were Rmb 0.6 (US$0.07) per BOE.

      Selling and administrative expenses. Our selling and administrative expenses for 2005 were Rmb 1,370.4 million (US$169.8 million), an increase of Rmb 266.1 million (US$33.0 million), or 24.1%, from Rmb 1,104.3 million in 2004. Of which, our selling and administrative expenses of companies in China in 2005 were Rmb 6.3 (US$0.8) per BOE, an increase of 14.5% over 2004.
 Compared with 2004, the increase was mainly attributable to an increase in management fees related to the increased number of production sharing contract projects under production, and increases in labor costs and general research expenditure in 2005.

      Finance costs, net of interest income

      Our net finance costs for 2005 was Rmb 741.2 million (US$91.8 million), an increase of 215.5%, from the net interest expenses of Rmb 235.0 million in 2004. On the one hand, our interest income increased by Rmb 152.4 million from Rmb
206.9 million in 2004 to Rmb 359.3 million in 2005. On the other hand, the finance costs increased significantly mainly due to the interest expenses on our US$1 billion bonds issued in December 2004, the losses on fair value changes of the embedded derivative component of the convertible bonds and the effect of increased amount of provision of dismantlement arising from the passage of time. The increases due to the factors mentioned above were Rmb 164.4 million (US$20.4 million), Rmb 373.1 million (US$46.2) and Rmb 79.2 million (US$9.8 million), respectively.

      Exchange Gain/Loss, net

      Our net exchange gain for 2005 was Rmb 287.0 million (US$35.6 million), an increase of Rmb 257.7 million (US$31.9 million), from net exchange gains of Rmb
29.3 million in 2004. Compared with 2004, the increased exchange gains mainly came from the Chinese government's efforts on the improvement of rate-forming mechanism and the following appreciation of Renminbi in the second half of the year.

      Investment Income

      Our short term investment income for 2005 was Rmb 247.9 million (US$30.7 million), a significant increase of Rmb 175.5 million (US$21.7 million), or 242.4%, from Rmb 72.4 million in 2004. For the purpose of improving performance of current assets portfolio, we increased the investment in financial instruments such as money market funds. Benefiting from the structural changes in the investment portfolio and the influence from the market, we obtained a favorable return in this year.

      Share of Profits of Associates

      In 2005, there were gains from our investments in Shanghai Petroleum and Natural Gas Company Limited and CNOOC Finance Corporation Limited. Of them, share of profit from Shanghai Petroleum and Natural Gas Company Limited was Rmb
261.8 million (US$32.4 million), representing a decrease of 12.1% from 2004, which was mainly due to the change in tax rate from favorable rate of 16.5% to normal rate of 33.0% and resulting from the increased income tax payment of 2005. Share of profit from CNOOC Finance Corporation Limited was Rmb 45.3 million (US$5.6 million) during the period, relatively comparable to that from 2004.

      Non-operating Income/Expenses, Net

      Our net non-operating income for 2005 was Rmb 28.6 million (US$3.5 million), as compared to non-operating income of Rmb 519.2 million for 2004. In 2004, the net non-operating income represented the tax refund from re-investment in China.

      Income tax

      Our income tax for 2005 was Rmb 10,977.8 million (US$1,360.3 million), an increase of Rmb 4,047.0 million (US$501.5 million), or 58.4%, from Rmb 6,930.8 million in 2004. The primary reason for the increase was the increase in profit before tax. The effective tax rate for 2005 was 30.2%, slightly higher than the effective rate of 30.0% in 2004.



2004 versus 2003

      The discussions under "--2004 versus 2003" are based on the restated amounts, where applicable, as a result of the adoption of new HKFRSs. See note
2.4 to our consolidated financial statements under "Item 18 - Financial Statements" in this annual report.

      Consolidated Net Profit

      Our consolidated net income after tax was Rmb 16,139.1 million in 2004, an increase of Rmb 4,641.4 million, or 40.4%, from Rmb 11,497.7 million in 2003.

      Revenue

      Our oil and gas sales for 2004 were Rmb 36,886.0 million, an increase of Rmb 8,769.2 million or 31.2%, from Rmb 28,116.8 million in 2003. The increase primarily reflects the rise in global crude oil prices and our higher production level. Our sales of crude oil and natural gas in 2004 increased by 5% and 26%, respectively, as compared to 2003. The average realized price for our crude oil was US$35.41 per barrel in 2004, an increase of US$7.3, or 26.0% from US$28.11 per barrel in 2003. The average realized price of natural gas was US$2.75 per thousand cubic feet in 2004, a decrease of US$0.12, or 4.2%, from US$2.87 per thousand cubic feet in 2003. The decrease was due to the increased weighting of production of low-priced gas fields.

      In 2004, our net marketing profit, which were derived from marketing revenue less purchase cost of crude oil and oil products, were Rmb 227.9 million, an increase of Rmb 124.5 million, or 120.3%, from Rmb 103.4 million in 2003. Since we are one of the three companies that have the right to sell crude oil in China, upon request by our production sharing contract partners, we may purchase the oil of these partners for sale in China. However, the amount of oil we may purchase and sell in China depends on our foreign partners and, therefore, we cannot control the amount of crude oil that we are able to sell for any specific period. In 2004, our marketing profit from our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., was Rmb 71.3 million, an increase of 36.1% from Rmb 52.4 million in 2003.

      Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2004, the total other income was Rmb 98.8 million, an increase of Rmb 14.3 million (US$1.7 million) from Rmb 84.5 million in 2003.

      Expenses

      Operating expenses. Our operating expenses were Rmb 5,070.3 million in 2004, an increase of Rmb 557.5 million, or 12.4%, from Rmb 4,512.8 million in 2003. The increase primarily resulted from the increased operating expenses in connection with the commencement of operations in new properties. Operating expenses were Rmb 36.7 per BOE in 2004, an increase of 4.2% from Rmb 35.2 per BOE in 2003. Operating expenses offshore China in 2004 were Rmb 29.9 per BOE, an increase of 10.7% from Rmb 27.0 per BOE in 2003. Operating expenses offshore Indonesia were Rmb 88.7 per BOE, an increase of 15.6% from Rmb 76.7 per BOE in 2003. The increases were primarily due to the high international crude oil prices and an increase in operating expenses per barrel for our Indonesian oilfields due to their lower production volume based on their profit sharing model. Based on working interest production, operating expenses for our offshore Indonesia operations in 2004 were Rmb 42.0 per BOE, which were in line with the operating expenses for our offshore Indonesia operations in the previous year.

      Production taxes. Our production taxes for 2004 were Rmb 1,725.7 million, an increase of Rmb 487.1 million, or 39.3%, from Rmb 1,238.6 million in 2003. The increase was primarily due to increase in oil and gas sales in 2004.

      Exploration costs. Our exploration costs for 2004 were Rmb 1,316.2 million, an increase of Rmb 468.1 million, or 55.2%, from Rmb 848.1 million in 2003. The increase was primarily due to a significant increase in exploration activities. In 2004, some successful exploration wells were written off because we did not expect to develop these wells within the next couple years. The write-off amount was Rmb 155.8 million.

      Depreciation, depletion and amortization expenses. Our depreciation, depletion and amortization expenses for 2004 were Rmb 5,455.1 million, an increase of Rmb 812.3 million, or 17.5%, from Rmb 4,642.8 million in 2003. On a unit of production basis, depreciation, depletion and amortization expenses for 2004 were Rmb 39.5 per BOE, an increase of 9.2% compared to Rmb 36.2 per BOE in 2003. The primary reason for the increase was the higher amortization costs for the oilfields that commenced operations in 2004 and the lower production level of the Indonesian oilfields. Based on our profit sharing model, our production level of our Indonesian oilfields is directly affected by oil price fluctuation.

      Dismantlement costs. Our dismantlement costs for 2004 were Rmb 201.6 million, an increase of Rmb 34.3 million, or 20.5%, from Rmb 167.3 million in 2003. The increase was primarily due to the increased dismantlement costs resulting from the commencement of production at new oil and gas properties. On a unit production basis, our dismantlement costs were Rmb 1.5 per BOE, an increase of 15.3% compared to Rmb 1.3 per BOE in 2003.

      Selling and administrative expenses. Our selling and administrative expenses for 2004 were Rmb 1, 104.3 million, a decrease of Rmb 145.9 million, or 11.7%, from Rmb 1,250.3 million in 2003. The primary reason for the decrease was a decrease in labor costs resulting from the direct charge of some labor costs to specific projects and the replacement of some foreign employees that received higher salaries with local employees. On a unit of production basis, selling and administrative expenses were Rmb 8.0 per BOE in 2004, a decrease of 19.1% from Rmb 9.7 per BOE in 2003. Our selling and administrative expenses in China in 2004 were Rmb 5.5 per BOE, a decrease of 17.9% from 2003.

      Net interest expenses/income

      Our net interest expense for 2004 was Rmb 235.0 million, an increase of Rmb 63.6 million, or 37.1%, from Rmb 171.4 million in 2003. The increase was primarily due to the interest expenses on our US$500 million bonds issued in 2003. Rmb 94.8 million of the increase in interest expense was attributable to our long term guaranteed notes.

      Exchange Gain/Loss, net

      Our net exchange gain for 2004 was Rmb 29.3 million, compared with a net exchange loss of Rmb 6.7 million in 2003. The exchange gain in 2004 was mainly attributable to our foreign currency swaps for our yen-denominated loans.

      Short Term Investment Income

      Our short term investment income for 2004 was Rmb 72.4 million, a decrease of Rmb 51.1 million, or 41.4%, from Rmb 123.5 million in 2003. The decrease was primarily due to the structural change to our investment portfolio, where we disposed of some of our investment in corporate bonds and reinvested the proceeds in market funds.

      Share of Profit of Associates

      Our share of profit of associates for 2004 was Rmb 344.5 million, an increase of Rmb 124.2 million, or 56.4%, from Rmb 220.3 million in 2003. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited resulting primarily from increases in production and oil prices and our share of profit generated by CNOOC Finance Corporation Limited.

      Non-operating Income/Expenses, Net

      Our net non-operating income for 2004 was Rmb 519.2 million, compared to non-operating income of Rmb 315 million for 2003. In 2004, the net non-operating income was mainly due to the tax refund from re-investment in China.

      Income tax

      Our income tax for 2004 was Rmb 6,930.8 million, an increase of Rmb 2,303.0 million, or 49.8%, from Rmb 4,627.8 million in 2003. The primary reason for the increase was the increase in profit before tax. In 2003, we received Rmb
252.0 million tax rebate for using domestic equipment. The effective tax rate for 2004 was 30.0%, as compared with the effective rate of 28.7% in 2003.

B.    LIQUIDITY AND CAPITAL RESOURCES

      The following table summarizes our cash flows for the periods presented:

                                                  Year ended December 31,
                                           -----------------------------------
                                              2003        2004          2005
                                           ---------    ---------    ---------
                                                     (Rmb in millions)
Cash provided by (used for):
   Operating activities ................      17,819       22,328       32,154
   Investing activities ................      (9,513)     (24,607)     (29,349)
   Financing activities ................      (1,745)       1,970       (7,787)
                                           ---------    ---------    ---------
Net increase/(decrease) in cash and cash
      equivalents ......................       6,561         (309)      (4,982)
                                           =========    =========    =========

Cash Provided by Operations

      Net cash generated from operating activities in 2005 amounted to Rmb 32,153.8 million (US$3,984.3 million), representing an increase of Rmb 9,825.9 million (US$1,217.6 million), or 44.0% from Rmb 22,327.9 million in 2004. The increase was primarily due to an increase in profit before tax of Rmb 13,231.0 million (US$1,639.5 million), an increase in depreciation, depletion and amortization expenses of Rmb 509.7 million (US$63.2 million), an increase in finance costs of Rmb 658.7 million (US$81.6 million), an increase in provision for inventory of Rmb 35.8 million (US$4.4 million), an increase in dismantlement costs of Rmb 51.2 million (US$6.3 million), a decrease in share of profits of associates of Rmb 37.4 million (US$4.6 million), an increase in amortization of discount of long term guaranteed notes of Rmb 26.3 million (US$3.3 million), and an increase in impairment losses related to property, plant and equipment of Rmb
90.2 million (US$11.2 million).

      Increase of cash flow was also partially offset by an increase of income tax paid of Rmb 2,447.2 million (US$303.2 million), an increase in our finance exchange gain and loss of Rmb 257.8 million (US$31.9 million), an increase in investment income received of Rmb 175.5 million (US$21.7 million), a decrease in the loss on disposal and write off of property, plant and equipment of Rmb 14.3 million (US$1.8 million), an increase in interest income of Rmb 152.4 million (US$18.9 million) and a decrease in compensation cost for share based payment of Rmb 17.5 million (US$2.2 million).

      In another aspect, compared with 2004, the increase in operating cash flow was partially attributable to the increase in changes of working capital, mainly due to the increase in changes of current assets from operating activities excluding cash and bank balances of Rmb 2,103.9 million (US$260.7 million), and a simultaneous increase in changes of current liabilities from operating activities of Rmb 71.0 million (US$8.8 million).

Capital Expenditures and Investments

      Net cash outflow from investing activities in 2005 was Rmb 29,349.2 million (US$3,636.7 million), representing an increase of Rmb 4,742.0 million (US$587.6 million), from Rmb 24,607.2 million in 2004. In line with our use of "successful efforts" method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures and purchasing costs of oil and gas properties. Total capital expenditures were Rmb 17,469.5 million (US$2,164.7 million) in 2005, representing a decrease of Rmb 1,152.5 million (US$142.8 million), or 6.2%, from Rmb 18,622.0 million in 2004.

      The capital expenditures in 2005 mainly comprised of Rmb 875.8 million (US$108.5 million) for capitalized exploration activities, Rmb 15,729.7 million (US$1,949.1 million) for development activities, and Rmb 1,017.0 million (US$126.0 million) for acquiring 16.69% equity interest in MEG, netting off a tax refund of Rmb 153.0 million (US$ 19.0 million) for the North West Shelf project in Australia. Our development expenditures in 2005 related principally to the development of PanYu 30-1, Bozhong 25-1/25-1S, PL19-3 phase II and NanPu 35-2 oil and gas fields.

      In addition, cash outflow was attributable to the increase in time deposits with maturities over three months of Rmb 3,597 million (US$445.7 million), and the net purchase of available-for-sale financial assets of Rmb 8,282.7 million (US$1,026.3 million).

      Total capital expenditures were Rmb 18,622.0 million in 2004, an increase of Rmb 6,249.5 million, or 50.5%, from Rmb 12,372.5 million in 2003. The capital expenditures in 2004 included Rmb 783.5 million for capitalized exploration activities, Rmb 12,059.4 million for development activities, and Rmb 5,779.1 million for acquiring the Tangguh LNG project, the North West Shelf project and other oil and gas properties. Our development expenditures in 2004 related principally to the development of Bozhong 25-1/25-1S, Luda, Bonan and Caofeidian oil and gas fields. In addition, cash outflow in 2004 was in part attributable to an increase in time deposits with maturities over three months of Rmb 6,280 million, which was partially offset by cash inflow from net disposal of short-term investment of Rmb 294.8 million.

      For 2006, we have budgeted approximately US$3.08 billion for capital expenditures, approximately US$316.3 million of which is budgeted for general exploration activities offshore China, approximately US$1,860.1 million of which is budgeted for development activities offshore China and approximately US$514.5 million of which is budgeted for our exploration and development activities overseas.

      The following table sets forth actual or budgeted capital expenditures on an accrual basis for our key operating areas for the periods indicated.

                                                        Year ended December 31,
                                                       -------------------------
                                                         2005(1)        2006(2)
                                                       ----------     ----------
Operating Area:                                          (US$ in millions)
Bohai Bay
   Development ...................................          856.4        1,099.5
   Exploration ...................................           84.3          136.5
Western South China Sea
   Development ...................................          161.3          441.3
   Exploration ...................................           76.0          113.4
East China Sea
   Development ...................................          105.0           30.3
   Exploration ...................................            6.3           12.1
East South China Sea
   Development ...................................          554.1          271.5
   Exploration ...................................           52.9           32.9
Other Offshore China
   Development ...................................             --           17.4
   Exploration ...................................           13.4           21.4
Overseas
   Development ...................................          288.5          373.1
   Exploration ...................................           19.6          141.4
                                                       ----------     ----------
      Total ......................................        2,217.7        2,690.8
                                                       ==========     ==========

-----------------------
(1) Figures for 2005 represent our actual spending for capital expenditure purposes.
(2)   Figures for 2006 represent our budgeted capital expenditures.

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

      Financing activities

      The net cash outflow arising from financing activities in 2005 was Rmb 7,786.4 million (US$964.8 million) as compared to a net cash inflow of Rmb 1,970.5 million from financing activities in 2004. There was no issuance of debt financing instruments or bank loan increase in 2005. The net cash outflow in 2005 was primarily due to the distribution of dividends of Rmb 7,772.2 million (US$963.1 million) and the repayment of bank loans of Rmb 18.7 million (US$2.3 million). Some cash inflow was generated by the proceeds from the exercise of share options of Rmb 4.5 million (US$0.6 million) in 2005.

      We had net cash inflows from financing activities of Rmb 1,970.5 million in 2004, primarily attributable to the convertible bond issuance which generated cash inflow of approximately Rmb 8,154.1 million. The cash inflows were partially offset by our repayment of Rmb 21.1 million in bank loans, dividend distributions of Rmb 6,101.4 million and a cash outflow of Rmb 61.2 million resulting from our share repurchases in 2004.

      We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt outstanding as of December 31, 2005. As of the date this annual report is filed, we have not incurred any material long-term debt since December 31, 2005.

                                              Debt maturities (principal only)
                           ------------------------------------------------------------------
                                       Original currency
                           --------------------------------------   Total Rmb      Total US$
Due by December 31,            US$          JPY           Rmb      equivalents    equivalents
------------------------   ----------    ----------    ----------   ----------    ----------
                                                    (in millions, except percentages)
2006 ...................        100.0         271.5            --        825.7         102.3
2007-2009 ..............      1,000.0         271.4            --      8,088.9       1,002.3
2010-2011 ..............           --            --            --           --            --
2011 and beyond ........      1,000.0            --            --      8,070.2       1,000.0
   Total ...............      2,100.0         542.9            --     16,984.8       2,104.6
Percentage of total debt         99.8%          0.2%           --        100.0%        100.0%

      As of June 6, 2006, we had a total U.S. dollar debt of US$2,100.0 million and a total foreign currency debt of US$2,104.6 million.

      After we became a separate entity in October 1999, we paid a dividend of Rmb 1,045.4 million in 1999 and declared and paid a final dividend of Rmb 6,426.4 million in 2000. In 2002, 2003 and 2004, we paid dividends totaling Rmb 2,265.1 million, Rmb 5,403.7 million and Rmb 6,101.4 million, respectively. In 2005, we declared and paid dividends totaling Rmb 7,772.2 million (US$963.1 million). The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

      We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2006. Several large financial institutions have expressed an interest in supporting our business development, although we have not entered into any agreements for additional financing with these institutions. However, our ability to obtain adequate financing to satisfy our capital expenditure and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets, including the following factors:

      o Any failure by us to achieve timely rollover, extension or refinancing of our short-term debt may result in our inability to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable.

      o Our primary operating subsidiary is a PRC incorporated company. Therefore, prior to accessing the international capital markets we will be subject to limitations imposed by various PRC government authorities, including the State Administration for Foreign Exchange, depending on the type of international financing raised. We may also need to obtain PRC government support for any project involving significant capital investment in the operations of our PRC subsidiary.

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

Holding Company Structure

      We are a holding company. Our entire petroleum exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly foreign-owned enterprise in the PRC. Our entire petroleum exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly-owned subsidiary incorporated in the British Virgin Islands. International sales of crude oil are conducted by China Offshore Oil (Singapore) International Pte. Ltd., our wholly-owned subsidiary incorporated in Singapore. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries' ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation. For example, legal restrictions in the PRC permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, CNOOC China Limited is required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

Inflation/Deflation

      According to the China Statistical Bureau, China experienced an overall national deflation rate, as represented by the general consumer price index, of 1.2% in 2003, an overall inflation rate of 3.9% in 2004 and an overall inflation rate of 1.8% in 2005. Neither the deflation nor the inflation has had a significant impact on our results of operations in the respective years.

U.S. GAAP Reconciliation

      Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain material respects from U.S. GAAP. These differences relate primarily to the treatment of impairment of long-lived assets and the treatment for convertible bonds. For differences between Hong Kong GAAP and U.S. GAAP that affect our net income or shareholders' equity. Please refer to note 38 to our consolidated financial statements attached to this annual report.

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

      Our PRC subsidiary, absent exemptions, is subject to enterprise income tax at the rate of 33%. Following the October 1999 reorganization, our PRC subsidiary became a wholly foreign owned enterprise and accordingly was exempted from 3% local surcharges, reducing its enterprise income tax rate to the current rate of 30%. The PRC enterprise income tax is levied based on taxable income including income from operations as well as other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP. Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

      o production taxes equal to 5% of independent production and production under production sharing contracts; and

      o     business tax of 5% on other income.

      Our subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at the rate of 10% and 20% for its oil trading activities and other income-generating activities, respectively. Our subsidiaries that own interests in oil properties in Indonesia along the Malacca Strait are subject to corporate and branch profit tax of 44%. The nine subsidiaries of Repsol-YPF, S.A. in Indonesia acquired by us during 2002 are all subject to corporate and dividend tax at rates ranging from 43.125% to 51.875%. None of our other subsidiaries were subject to any income taxes in their respective jurisdictions for the years presented.

      We calculate deferred taxation to account for temporary differences between our tax bases, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting bases, which is prepared in accordance with applicable financial reporting requirements. Major temporary differences include accelerated amortization allowances for oil and gas properties, which are offset in part by provision for dismantlement and a provision for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2003, 2004 and 2005, we had Rmb 5,783.2 million, Rmb 6,688.5 million and Rmb 6,827.9 million (US$846.1 million), respectively, in net deferred tax liabilities. See note 13 to our consolidated financial statements attached to this annual report.

Change of Accountants

      On June 6, 2002, we terminated the engagement of Arthur Andersen & Co as our independent public accountants. Prior to such date, Arthur Andersen had audited our consolidated financial statements, including financial statements as of and for the year ended December 31, 2001 presented in "Item 3--Selected Financial Data." On June 15, 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with the U.S. government's investigation of Enron Corporation. On August 31, 2002, Arthur Andersen voluntarily relinquished its licenses to practice public accountancy in all states of the United States and, accordingly, cannot furnish any written consent to the issue of this annual report with the inclusion of its reports in the form and context in which they are included. For a discussion of risks related to Arthur Andersen, see "Item 3--Key Information--Risk Factors--Risks relating to our business--You may not be able to assert claims against Arthur Andersen, our independent public accountants for periods prior to 2002, nor may you be able to assert claims against our current independent public accountants for financial statements previously audited by Arthur Andersen."

      On June 6, 2002, we appointed Ernst & Young as our independent accountants. Ernst & Young audited our consolidated financial statements for the year period ended December 31, 2003, 2004 and 2005 included in this annual report.

Impact of Recently Issued Accounting Standards

U.S. GAAP

        In December 2004, the Financial Accounting standards Board ("FASB"), issued SFAS No. 153, "Exchanges of Non-monetary Assets an amendment of APB Opinion No. 29". This Statement, which addresses the measurement of exchanges of non-monetary assets, is effective prospectively for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement is not expected to impact our consolidated financial position or results of operations.

        In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" (FAS No.123R), which replaces FAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after June 15, 2005, with early adoption encouraged. Under the SEC's rules, FAS No. 123R is effective for us beginning January 1, 2006. The pro forma disclosures previously permitted under FAS No. 123 are no longer an alternative to financial statement recognition. We believe the adoption of the FAS No. 123R will have no material impact on our consolidated financial position or results of operations as we currently account for the stock options under the fair value recognition provision of FAS No. 123.

        In 2005, the FASB has finalized an amendment to Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies" (FAS No.
19) that change the way oil and gas producers account for deferred exploratory drilling costs. The new standard would relax the one-year limitation, so long as oil and gas reserves have been discovered and an enterprise "is making sufficient progress assessing the reserves and the economic and operating viability of the project." We believe the adoption of amendment to FAS No. 19 will have no material impact on our consolidated financial position or results of operations. This amendment is effective for the first reporting period beginning after April 4, 2005.

        In March 2005, the FASB issued FASB Interpretation Number 47 (FIN No.
47), "Accounting for Conditional Asset Retirement Obligations". The interpretation clarifies the requirement to record abandonment liabilities arising from legal obligations when the asset retirement depends on a conditional future event. FIN No. 47 requires that the uncertainty about the timing or method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information available. FIN No. 47 is effective for fiscal years ending after December 15, 2005 and application of the interpretation did not change our calculation of abandonment obligations.

        In May 2005, the FASB issued SFAS No.154, iss.Accounting Changes and Error Corrections,i<168>a replacement of APB Opinion No.20, iss.Accounting Changesi<168> and SFAS No.3, iss.Reporting Accounting Changes in Interim Financial Statementsi<168> (" SFAS No.154 "). SFAS No.154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No.154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No.154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of SFAS No.155 will have a material effect on our financial position, cash flows or results of operations.

        In February 2006, the FASB issued SFAS No.155 "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No.133 and 140" ("SFAS No.155"). SFAS No.155 clarifies certain issues relating to embedded derivatives and beneficial interests in securitized financial assets, including permitting fair value measurement for any hybrid financial instrument that contains an embedded derivative, eliminating the prohibition on a qualifying special-purpose entity from holding certain derivative instruments, and providing clarification that concentrations of credit risk in the form of subordination are not embedded derivatives. The provisions of SFAS No.155 are effective for all financial instruments acquired or issued after fiscal years beginning after September 15, 2006. We do not believe adoption of SFAS No.154 will have a material effect on our financial position, cash flows or results of operations.

Hong Kong GAAP

      The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs, some of which are not mandatory for the current year financial statements. The following new and revised HKFRSs, although not early adopted by us, will have an impact on our financial statements once applied. Unless otherwise stated, the following HKFRSs are effective for accounting periods beginning on or after January 1, 2006:

    HKAS 1 Amendment         Capital Disclosures
    HKAS 21 Amendment        The effects of Changes in Foreign Exchange Rate -
                             Net Investment in a Foreign Operation
    HKAS 39 Amendment        Cash Flow Hedge Accounting of Forecast Intragroup
                             Transactions
    HKAS 39 Amendment        The Fair Value Option
    HKFRSs 1 & 6 Amendments  First-time Adoption of Hong Kong Financial
                             Reporting Standards and Exploration for and
                             Evaluation of Mineral Resources
    HKFRS 6                  Exploration for and Evaluation of Mineral Resources
    HKFRS 7                  Financial Instruments: Disclosures
    HK(IFRIC)-Int 4          Determining whether an Arrangement contains a Lease
    HK(IFRIC)-Int 5          Rights to Interests arising from Decommissioning,
                             Restoration and Environmental Rehabilitation Funds

    HKAS 1 Amendment shall be applied for accounting periods beginning on or after January 1, 2007. The revised standard will affect the disclosure of qualitative information about our objective, policies and processes for managing capital; quantitative data about what we regard as capital; and compliance with any capital requirements and the consequences of any non-compliance.

    HKFRS 6 deals with the accounting for exploration for and evaluation of mineral resources, including oil and gas. We do not expect the adoption of HKFRS 6 to have any significant impact on our results of operations and financial position.

    HKFRS 7 has modified the disclosure requirements of HKAS 32 relating to financial instruments, and will replace HKAS 32. This HKFRS shall be applied for accounting periods beginning on or after January 1, 2007.


      Except as stated above, we do not expect the adoption of the other pronouncements listed above to have any significant impact on our financial statements in the period of initial application.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

      See "Item 4--Information on the Company--Business Overview--Research and Development" and "Item 7--Major Shareholders and Related Party
Transactions--Related Party Transactions--Categories of Connected
Transactions--Research and Development Services."

D.    TREND INFORMATION

      Crude oil price is a major driver of our results of operation. We price our crude oil with reference to the international crude oil prices, which have fluctuated considerably over the years. On January 3, 2005 the international benchmark crude oil, West Texas Intermediate, was US$42.13 per barrel. As of June 6, 2006, it was US$72.50 per barrel. In addition, continued political and economic uncertainties in Iraq and threat of terrorism worldwide raise concerns about the security and availability of ample supplies to meet growing demand. It is expected that crude oil price will remain relatively high in 2006. For more information about crude oil prices, see "Item 3--Key Information--Risk Factors--Risks Relating to Our Business--Our business, revenues and profits fluctuate with changes in oil and gas prices," "Item 4--Information on the Company--Business Overview--Sales and Marketing--Sales of Offshore Crude Oil--Pricing," and "Item 5--Operating and Financial Review and Prospects--Operating Results--Results of Operations--2005 versus 2004."

      In additional to crude oil, natural gas is becoming an increasingly important part of our business. The Chinese government promotes the use of natural gas as a clean and efficient fuel. Demand for natural gas in the PRC is likely to increase significantly. We have expanded and will continue to expand our natural gas business and intend to exploit our natural gas reserves to meet growing demand for natural gas. For more information about our natural gas business, see "Item 3--Key Information--Risk Factors--Risks Relating to Our Business--Any failure to implement our natural gas business strategy may adversely affect our business and financial position," "--The infrastructure and demand for natural gas in the PRC may proceed at a slower pace than our planned increase in production," "Item 4--Information on the Company--Business Overview--Competitive Strengths--Strategic Position in China's Growing Natural Gas Market" and "--Natural Gas Business."

E.    OFF-BALANCE SHEET ARRANGEMENTS

      None

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table sets forth information regarding our contractual obligations for the periods indicated.

                                                                            Payments due by period
                                                       --------------------------------------------------------------
                Contractual Obligations                             Less than                              More than
                                                         Total        1 year     1-3 years    3-5 years     5 years
                                                       ----------   ----------   ----------   ----------   ----------
                                                         Rmb'000      Rmb'000      Rmb'000      Rmb'000      Rmb'000


Long-term debt obligations .........................   17,381,846      825,674       24,392    8,538,453    7,993,327
Operating lease obligations ........................    1,576,067      340,318      409,191      294,682      531,876
Other long-term liabilities reflected on our balance
    sheet under Hong Kong GAAP .....................    4,161,663           --           --           --    4,161,663
                                                       ----------   ----------   ----------   ----------   ----------
         Total .....................................   23,119,576    1,165,992      433,583    8,833,135   12,686,866
                                                       ==========   ==========   ==========   ==========   ==========

      As of December 31, 2005, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments                                               2005        2004
-------------------                                         ----------  ----------
                                                               Rmb'000     Rmb'000
Contracted for............................................   7,511,100   9,568,971
Authorized, but not contracted for........................  23,736,582  20,331,504

      As of December 31, 2005, we had unutilized banking facilities amounting to approximately Rmb 33,450.8 million (US$4,145.0 million) as compared to Rmb 20,662.1 million as of December 31, 2004.

              ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      In accordance with Hong Kong law and our articles of association, our affairs are managed by our board of directors. The board of directors has 12 members, including five independent non-executive directors.

      The table below sets forth information about our directors and senior officers:

Name                  Year of Birth   Position
-------------------   -------------   -----------------------------------------
Chengyu Fu.........       1951        Chairman of Board of Directors and Chief
                                      Executive Officer

Han Luo............       1953        Director

Longsheng Jiang....       1945        Director (retired on June 1, 2005)

Shouwei Zhou.......       1950        Director and President

Xinghe Cao.........       1949        Director (since August 31, 2005)

Zhenfang Wu........       1952        Director (since August 31, 2005)

Guangqi Wu.........       1957        Director and Compliance Officer (since
                                      June 1, 2005)

Hua Yang...........       1961        Director (since August 31, 2005),
                                      Executive Vice President and Chief
                                      Financial Officer

Edgar W.K. Cheng...       1943        Independent Non-executive Director (since
                                      May 24, 2006)

Sung Hong Chiu.....       1947        Independent Non-executive Director

Kenneth S. Courtis.       1946        Independent Non-executive Director
                                      (retired on May 24, 2006)

Evert Henkes.......       1943        Independent Non-executive Director

Lawrence J. Lau....       1944        Independent Non-executive Director (since
                                      August 31, 2005)

Erwin                     1940        Independent Non-executive Director
Schurtenberger.....                   (resigned on April 1, 2005)

Aloysius Hau Yin          1948        Independent Non-executive Director (since
Tse................                   June 8, 2005)

Yunshi Cao.........       1945        Senior Vice President, General Counsel
                                      and Company Secretary (retired on April
                                      18, 2006)

Victor Zhikai Gao..       1962        Senior  Vice President, General Counsel
                                      and Company Secretary (since April 18,
                                      2006)

Jian Liu...........       1958        Executive Vice President

Wei Chen...........       1958        Senior Vice President and General
                                      Director of CNOOC China Limited Beijing
                                      Research Center

Guohua Zhang.......       1960        Senior Vice President and General Manager
                                      of  CNOOC China Limited Shanghai Branch

Ning Li............       1964        Senior Vice President and General Manager
                                      of  CNOOC China Limited Shenzhen Branch

Bi Chen............       1961        Vice President and General Manager of
                                      CNOOC China Limited Tianjin Branch

Weilin Zhu.........       1956        Vice President and General Manager of
                                      Exploration Department

Mingcai Zhu........       1956        Vice President and President of CNOOC
                                      International Limited

Zhi Fang...........       1962        Vice President and President of CNOOC
                                      Southeast Asia Ltd.

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

Directors

      Chengyu Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master's degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China's Daqing, Liaohe and Huabei oil fields. He joined CNOOC, our controlling shareholder, in 1982 and has since been appointed as the Chairman of the Management Committee formed through a joint venture between CNOOC, BP Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip. From 1994 to 1995, Mr. Fu was the Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In December 1995, he was appointed as the Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. In 1999, Mr. Fu was appointed as the General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In 2000, Mr. Fu was appointed as the Vice President of CNOOC. Subsequently, he was appointed as our Executive Vice President, President and Chief Operating Officer in 2001. In August 2002 he became the Chairman and Chief Executive Officer of China Oilfield Services Limited ("COSL"), a company listed on The Stock Exchange of Hong Kong Limited and a subsidiary of CNOOC. In October 2003, Mr. Fu was appointed as the President of CNOOC. He was also appointed as our Chairman of the Board of Directors and Chief Executive Officer with effect from October 16, 2003. In November 2003, Mr. Fu resigned from his Chief Executive Officer position in COSL. He also serves as the Chairman of the Board of Directors of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, as well as CNOOC China Limited and CNOOC International Limited, both being our subsidiaries. Mr. Fu was appointed our Executive Director with effect from August 23, 1999.

      Han Luo received a doctorate degree from the Petroleum University in China. He has over 30 years of experience in the oil industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of China Offshore Oil East China Sea Corporation, a subsidiary of CNOOC. In 1999, he served as the General Manager of CNOOC China Limited's Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He also serves as the Chairman of the Board of Directors of Zhonghai Trust & Investment Co., Ltd., a subsidiary of CNOOC, and the Director of CNOOC China Limited, our subsidiary. Mr. Luo was appointed as our Executive Director with effect from December 20, 2000.

      Longsheng Jiang received a B.S. degree from the Beijing Petroleum Institute in China. He has over 35 years of experience in the oil industry in the PRC. He was appointed as a Director of our company in December 2000 and has been the Vice President of CNOOC since 1998. From 1994 to 1998, he was the General Manager of China Offshore Oil Southern Drilling Company. From 1991 to 1994, Mr. Jiang served as the Deputy Chief Drilling Engineer and was later appointed as the Chief Drilling Engineer of China Offshore Oil Western South China Sea Corporation. He joined CNOOC in 1982. Mr. Jiang retired from our board of director with effect from June 1, 2005.

      Shouwei Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as our Executive Vice President in September 1999 and our President in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both being our subsidiaries. He also serves as the Chairman of CNOOC Southeast Asia Limited, our wholly-owned subsidiary since April 2003. Mr. Zhou became the chairman of Offshore Oil Engineering Company Limited, a listed company in Shanghai Stock Exchange and a subsidiary of CNOOC, on December 6, 2003. Mr. Zhou was appointed as our Executive Director with effect from August 23, 1999.

      Xinghe Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied for MBA in Capital University of Economics and Business. Mr. Cao has forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 1996, Mr. Cao worked as Manager of Bohai Oil Commercial Company and later as the Manager of Bohai Oil Transportation Company, both being the subsidiaries of CNOOC. From 1996 to 2003, he worked as Deputy General Manager and General Manager of CNOOC Bohai Corporation successively. From April 2003 to July 2004, Mr. Cao worked as the Assistant President of CNOOC. He became the Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC

Base Group Limited, a subsidiary of CNOOC. Mr. Cao was appointed as our Executive Director with effect from August 31, 2005.

      Zhenfang Wu is a senior engineer and graduated with a bachelor's degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied for EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1982. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation. He became the President of CNOOC Chemical Limited in 2000. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited from 2001 to 2003 and 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC. In August 2004, he became the Vice President of CNOOC. Mr. Wu also serves as the Chairman of a number of subsidiaries of CNOOC (including Guangdong Dapeng LNG Company Limited, CNOOC Fujian Natural Gas Limited, CNOOC Oil & Petrochemicals Co., Ltd. and CNOOC Zhejiang Ningbo LNG Co., Ltd.), the Chairman and President of CNOOC Gas and Power Limited and the Vice Chairman of Shanghai Petroleum and Natural Gas Company Limited. Mr. Wu was appointed as our Executive Director with effect from August 31, 2005.

      Guangqi Wu is a geologist and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master's degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. He became the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, in 1994. Mr. Wu was appointed as Director of the Administration Department of CNOOC in 1995 and became the Director of the Ideology Affairs Department of CNOOC in 2001. Mr. Wu was appointed Assistant President in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and our Compliance Officer since June 1, 2005. Mr. Wu was appointed as our Executive Director with effect from June 1, 2005.

      Hua Yang is an engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 23 years' experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with China Offshore Oil Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department, the Project Manager and Team Leaders. Mr. Yang spent his second-twelve year with international business, corporate finance and capital market in our Company and its subsidiaries. From 1993 to 1999, he served as our Deputy Chief Geologist, our Deputy Director and our Acting Director for Overseas Development Department and the Vice President of CNOOC International Limited, our wholly-owned subsidiary. In 1999, he became our Senior Vice President and then became our Executive Vice President in December 2005. From 2002 to 2003, Mr. Yang was the Director and President of CNOOC Southeast Asia Limited, our wholly-owned subsidiary. He was appointed as our Chief Financial Officer with effect from January 1, 2005. He also serves as the Director of CNOOC International Limited and CNOOC Southeast Asia Limited. Mr. Yang was appointed as our Executive Director with effect from August 31, 2005.

Independent Non-executive Directors

      Edgar W.K. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. Dr. Cheng has been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., and Member of the Conference Board's Global Advisory Council. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991 - 1997). He became a

Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People's Congress (1996
- 1997). Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 - 2001. He is at present Chairman of the Council of the Chinese University of Hong Kong, the Chairman of the World-Wide Investment Co. Ltd. and a member of the Board of Directors of the Hong Kong Institute for Monetary Research, non-executive director of the Standard Chartered Bank (Hong Kong) Ltd, independent director of Goldman Sachs Gao Hua Securities Co. Ltd, a member of The Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development as well as the Vice-Chairman of the Council for Sustainable Development. He is also a member of the 10th Chinese People's Political Consultative Conference National Committee. Dr. Cheng was appointed as our Independent Non-executive Director with effect from May 24, 2006.

      Sung Hong Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over thirty years' experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as our Independent Non-executive Director with effect from September 7, 1999.

      Erwin Schurtenberger is a senior advisor to the China Training Center for Senior Personnel Management Officials. He received a Ph.D. Degree in Economics and was trained in political science and philosophy at the University of Paris. He was the Ambassador of Switzerland to the People's Republic of China, the Democratic People's public of Korea and the Republic of Mongolia from 1988 to 1995. He joined the Swiss Foreign Services in 1969. Over the years, he held various diplomatic positions in Bangkok, Hong Kong, Beijing and Tokyo. He also served as the Ambassador of Switzerland to Iraq. He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations. He was the President of the Swiss-Asia Foundation. He serves on the boards of directors of ROBERT BOSCH RBint, BUHLER GROUP Switzerland, FIRMENICH-China, TAIKANG Life Insurance and WINTERTHUR Insurances (Asia). Dr. Schurtenberger resigned from our board of directors with effect from April 1, 2005.

      Kenneth S. Courtis was the Managing Director of Goldman Sachs and Vice Chairman of Goldman Sachs Asia and retired in March 2006. He specializes in economics and strategy throughout the Asia-Pacific region as well as in Europe and North America. After graduating with honors from Glendon College in Toronto, Dr. Courtis received an M.A. in international economics from Sussex University, England, an M.B.A. in finance and strategy from the European Institute of Business Administration and a Ph.D. from the Institute of Economic and Political Studies in Paris. Prior to joining Goldman Sachs, he served as Chief Asia Economist and Strategist for Deutsche Bank. Dr. Courtis was appointed as our Independent Non-executive Director with effect from November 11, 2002 and retired from our board of directors with effect from May 24, 2006.

      Evert Henkes served as the CEO of Shell global chemical business from 1998 to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell's Metals Coordinator, Shell's Chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, SembCorp Industries Ltd. and Outokumpu Oy. Mr. Henkes was appointed as our Independent Non-executive Director with effect from September 16, 2003.

      Lawrence J. Lau is an economist and graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. Professor Lau joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor of Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He was also awarded the honorary degree of Doctor of Social Sciences by the Hong Kong University of Science and Technology in 1999. Professor Lau has authored or edited five books and published more than one hundred and sixty articles and notes in professional journals. Professor Lau is an Honorary Professor of a large number of universities and institutions in mainland China such as the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Renmin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. In July 2004, Professor Lau assumed office as Vice-Chancellor of The Chinese University of Hong Kong. He currently provides useful public service to the local community in his capacity as member of the Executive Committee of the HKSAR Government's Commission on Strategic Development, the Advisory Committee of the Independent Commission Against Corruption, and the Steering Committee on Innovation and Technology. He also serves on the Board of Directors of the Hong Kong Science and Technology Park Corporation as an independent non-executive director, as well as the Far EasTone Corporation as an independent director and the Shin Kong Financial Holdings Corporation as an independent supervisor, both listed companies in Taiwan. Professor Lau was appointed as our Independent Non-executive Director with effect from August 31, 2005.

      Aloysius Hau Yin Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG's operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank, Limited and Linmark Group Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also the chairman of the International Advisory Council of the People's Municipal Government of Wuhan. Mr. Tse was appointed as our Independent Non-executive Director with effect from June 8, 2005.

Company Secretary

      Victor Zhikai Gao graduated from Suzhou University in 1981 with a B.A. degree in English Literature and from Beijing University of Foreign Studies in 1983 with a M.A. degree in English Literature. Mr. Gao obtained a M.A. degree in Political Science from Yale Graduate School in 1990 and a J.D. degree from Yale Law School in 1993. Mr. Gao is a licensed attorney-at-law in the State of New York, and was a licensed financial advisor with the Securities and Futures Commission of Hong Kong from 1994 to 1999. Mr. Gao's extensive previous working experiences included services with the Chinese Ministry of Foreign Affairs in Beijing, the United Nations Secretariat in New York City, Milbank Tweed Hadley & McCloy in New York City, Morgan Stanley in Hong Kong, China International Capital Corporation in Beijing and Hong Kong, PCCW and Henderson (China) Investment Co., Ltd. Mr. Gao was the China Policy Advisor with the Securities and Futures Commission of Hong Kong between 1999 and 2000. Mr. Gao was appointed as our Senior Vice President, General Counsel and Company Secretary with effect from April 18, 2006.

Other Members of Senior Management

      Jian Liu Born in 1958, Mr. Liu is the Executive Vice President of the Company. He graduated from Huazhong University of Science and Technology with a B.S. degree and received his MBA degree from Tianjin University in 2000. He is responsible for the management of oil/gas field development and production. Mr. Liu joined CNOOC in 1982. He served as the manager of CNOOC Bohai Corporation, the Deputy General Manager of the Tianjin Branch, the General Manager of the Zhanjiang Branch, the Senior Vice President and General Manager of the Department of Development and Production at CNOOC.

      Wei Chen Born in 1958, Mr. Chen is a Senior Vice President of the Company and General Director of the CNOOC China Limited Research Center. He received his B.S. degree from Petroleum

University and holds an MBA degree from Tsinghua University. He has over 23 years of experience in petroleum exploration and production. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Exploration and Development Department of CNOOC Research Center, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, the Deputy Director of CNOOC Research Center and the General Manager of the Human Resources Department of CNOOC, and the Senior Deputy General Manager & General Manager of our Administration Department of CNOOC Limited.

      Guohua Zhang Born in 1960, Mr. Zhang is a Senior Vice President of the company and General Manager of CNOOC China limited-Shanghai. He graduated from Qingdao Oceanographic Institute with a B.S. degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Manager of the Exploration Department of China Offshore Oil Naihai West Corporation, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and General Manager of CNOOC limited Exploration Department.

      Ning Li Born in 1963, Mr. Li is a Senior Vice President of the Company and General Manager of CNOOC Limited Shenzhen Branch. He received his B.S. degree from Petroleum University of China and holds a MBA degree from Tianjin University. Mr. Li joined CNOOC in 1983 and served as Vice President of Design & Engineering Corporation of CNOOC, Vice General Manager of Engineering Department of CNOOC, General Manager of DongFang 1-1 project, Vice General Manager of CNOOC Limited Zhanjiang Branch and General Manager of Engineering Department. Mr. Li was appointed as Senior Vice President of CNOOC Limited in 2003.

        Bi Chen Born in 1961, Mr. Chen is a Vice President of CNOOC Limited and General Manager of CNOOC China Limited-Tianjin. He graduated from the Development Department of Southwest Petroleum Institute, and acquired the Bachelor of Engineering. He received a Master's degree in Petroleum Engineering Department of Edinburgh Heriot-Watt University in 1988. He has received a degree of Master of Business Administration from Tsinghua University in 2000. Mr. Chen joined CNOOC in 1982. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section of the Development and Production Department of CNOOC Limited Deputy Manager and then General Manager of Development and Production Department of CNOOC Limited.

      Weilin Zhu Born in 1956, Mr. Zhu is a Vice President and General Manager of Exploration Department. He graduated from Tongji University with a Ph.D degree. Mr. Zhu joined CNOOC in 1982. He served as the General Geologist of CNOOC Research Center, the Deputy Manager and Chief Manager of Exploration Department of CNOOC Limited, and the General Manager of the Zhanjiang Branch.

      Mingcai Zhu Born in 1956, Mr. Zhu is a Vice President of CNOOC Limited and General Manager of CNOOC International Limited. He graduated from South West Petroleum Institute with B.S. degree and received a MBA degree from the Management School of Lancaster University in UK. Mr. Zhu joined CNOOC in 1985. He served as the Vice President of CNOOC Bohai Corporation, the General Manager of Tianjin Branch and the President of Shenzhen Branch.

      Zhi Fang Born in 1962, Mr. Fang is a Vice President of CNOOC Limited and the President of CNOOC Southeast Asia Ltd. and is responsible for the company's businesses in Indonesia. He graduated from Zhejiang University with a B.S. degree and was conferred a MBA degree by the University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center and Manager of Exploration and Development Department in China National Offshore Oil Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Deputy General Manager and General Manager of CNOOC China Limited Shenzhen Branch during his career in the domestic operations.

B.    COMPENSATION OF DIRECTORS AND OFFICERS

      Each of the executive directors entered into a service contract with a 12 month term and on a 12 month rolling basis as determined by our board of directors or our shareholders. Particulars of these contracts are in all material respects identical except as indicated below:

      o the annual salaries for Mr. Chengyu Fu and Mr. Shouwei Zhou during the initial three years are HK$1,880,000 and HK$1,680,000, respectively;

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

      o the annual salary for each of the other directors (other than independent non-executive directors) during the initial three years is HK$388,000; and

      o we may, at our sole discretion, pay director (other than independent non-executive directors) a bonus in such amount as the board of directors may determine in respect of each completed financial year.

      The salaries for Mr. Chengyu Fu and Mr. Shouwei Zhou were HK$3,952,381 and HK$3,095,238, respectively, for 2005. The aggregate amounts of salaries, housing allowances, other allowances and benefits in kind paid to our directors (other than independent non-executive directors) during the years ended December 31, 2003, 2004 and 2005 were approximately Rmb 10.7 million, Rmb 7.8 million and Rmb
20.3 million (US$2.5 million), respectively, while the amounts paid to our executive officers for the same periods were approximately Rmb 11.0 million, Rmb
12.6 million and Rmb 14.0 million (US$1.7 million), respectively. Under our pension plan for 2005, we set aside an aggregate amount of Rmb 104,000 (US$12,886.9) for pension and similar benefits in kind for our directors (other than independent non-executive directors) and our executive officers. Our directors (other than independent non-executive directors) and executive officers contributed an additional Rmb 104,000 (US$12,886.9) to the pension plan for 2005. Each director's annual compensation, including salary, allowances, pension and benefits in kind, is disclosed in Note 11 to our consolidated financial statements under Item 18 in this annual report. For further details regarding employee compensation, see "Item 4--Information on the Company--Business Overview--Employees and Employee Benefits." For further details regarding share options granted to our directors, officers and employees, see "--Share Ownership" below.

C.    BOARD PRACTICE

Audit and Other Committees

      We have established an audit committee, a remuneration committee and a nomination committee. Our audit committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of our accounts, evaluating our auditing scope and procedures, and evaluating internal control systems. The committee is also responsible for setting up internal monitoring systems so as to allow our board of directors to monitor our financial position, protect our assets, and prevent major errors resulting from financial reporting or loss. Our board of directors is responsible for these systems and appropriate delegations and guidance have been made. The audit committee regularly reports to the board of directors. Since May 25, 2006, our audit committee consists of Mr. Aloysius Hau Yin Tse, Mr. Sung Hong Chiu and Professor Lawrence J. Lau.

      The primary responsibilities of our remuneration committee are to review information in respect of our executives' remuneration, share option schemes, performance appraisal systems and retirement plans. Since May 25, 2006, our remuneration committee consists of Mr. Sung Hong Chiu, Mr. Evert Henkes, Mr. Aloysius Hau Yin Tse and Mr. Xinghe Cao.

      The primary responsibilities of our nomination committee include nominating candidates for directors subject to our board of directors' approval, conducting routine examination of the structure, scale and composition of our board of directors, and review the leadership capabilities of our directors in order to ensure that we remain competitive. Since May 25, 2006, our nomination committee consists of Mr. Han Luo, Dr. Edgar W.K. Cheng and Professor Lawrence
J. Lau.

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

      Set forth below is information on the current members of our International Advisory Board.

Name                                    Biographical Information
-------------------   ---------------------------------------------------------
Chengyu Fu            See "--A. Directors and Senior Management--Directors"

Erwin Schurtenberger  The Ambassador of Switzerland to the People's Republic of
                      China, the Democratic People's Republic of Korea and the Republic of Mongolia from 1988 to 1995. He joined the Swiss Foreign Services in 1969. Over the years, he held various diplomatic positions in Bangkok, Hong Kong, Beijing and Tokyo. He also served as the Ambassador of Switzerland to Iraq. He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations. He was the President of the Swiss-Asia Foundation. He serves on the Boards of ROBERT BOSCH RBint and its International Advisory Board, BUHLER GROUP Switzerland, FIRMENICH-China, TAIKANG Life Insurance, WINTERTHUR Insurances (Asia). Dr. Schurtenberger is also a senior advisor to the China Training Center for Senior Personnel Management Officials. He is a graduate in both political science and philosophy of the University of Paris and received a Ph.D. Degree in Economics. Dr Schurtenberger was a director on our board of directors from November 11, 2002 to April 1, 2005.

Simon Murray          Chairman of General Enterprise Management Services Limited
                      (GEMS), a private equity fund management company owned by Simon Murray & Associates Limited. Formerly, the Executive
                      Chairman of Asia Pacific for the Deutsche Bank Group, and the Group Managing Director of Hutchison Whampoa Ltd. He is currently a Director of a number of companies that include Hutchison Whampoa, Cheung Kong Holdings, Orient
                      Overseas (International) Limited, Compagnie Financiere
                      Richemont SA and Sino-Forest Corporation.

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

Summary of Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual

      We are incorporated under the laws of Hong Kong. The principal trading market for our shares is the Hong Kong Stock Exchange. In addition, because our ordinary shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange (the "NYSE"), we are subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the "NYSE Standards") do not apply to us as a "foreign private issuer" and we are permitted to follow the corporate governance practices in Hong Kong in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Standards requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S.

domestic companies listed on the NYSE ("U.S. domestic issuers"). We set forth below a brief summary of such significant differences.

1. Board and Committee Independence

      While NYSE Standards require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Five of our twelve directors are independent non-executive directors.

      NYSE Standards require U.S. domestic issuers to schedule an executive session at least once a year to be attended by only independent directors. We are not subject to such requirement and our independent directors attend all board meetings where possible.

      NYSE Standards require U.S. domestic issuers to disclose a method for interested parties to communicate directly with the presiding director or with non-management directors as a group. We are not subject to such requirement and we have not adopted such a method yet.

2. Audit Committee

      If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the boards of directors of U.S. domestic issuers are required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination in its annual proxy statement or annual report. We are not subject to such requirement and we have not addressed this in our audit committee charter.

      NYSE Standards require audit committees of U.S. domestic issuers to discuss guidelines and policies that govern the process by which risk assessment and risk management are handled and include such responsibilities in their audit committee charters. We are not subject to such requirement and our audit committee charter does not have such provision. Our audit committee charter only provides that our audit committee shall review with our auditors and the Director of Internal Audit the scope, adequacy and effectiveness of our corporate accounting and financial controls, and any related significant findings regarding risks or exposures and consider recommendations for improvement of such controls according to the Hong Kong Stock Exchange Listing Rules.

3. Remuneration Committee

      NYSE Standards require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We are not subject to such requirement and have a remuneration committee that consists of three independent non-executive directors and one executive director.

      NYSE Standards require U.S. domestic issuers to address in their remuneration committee charters matters regarding committee member removal and committee structure and operations (including authority to delegate to subcommittees). We are not subject to such requirement and we have not addressed this in our remuneration committee charter.

      NYSE Standards require remuneration committees of U.S. domestic issuers to produce a remuneration committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement and we have not addressed this in our remuneration committee charter. We disclose the amounts of compensation of our directors on a named basis and the five highest paid employees in our annual reports according to the requirements of Hong Kong Stock Exchange Listing Rules.

4. Nomination Committee

      While NYSE Standards require U.S. domestic issuers to have only independent directors on their nomination committee, we are not subject to such requirement and our nomination committee consists of two independent non-executive directors and one executive director.

      NYSE Standards require U.S. domestic issuers to address in their nomination committee charters matters regarding committee member removal and committee structure and operations (including authority to delegate to subcommittees). We are not subject to such requirement and we have not addressed this in our nomination committee charter.

      NYSE Standards require U.S. domestic issuers to adopt and disclose corporate governance guidelines. They must state in their annual proxy statements or annual reports that such corporate governance guidelines are available on their website and in print form to any shareholder who requests it. We are not subject to such requirement. We have adopted a set of corporate governance guidelines in accordance with the Hong Kong Stock Exchange Listing Rules, including a code of ethics, to govern various aspects of our corporate governance. We have posted the code of ethics on our website.


D.    EMPLOYEES

      See "Item 4--Information on the Company--Business Overview--Employees and Employee Benefits."

E.    SHARE OWNERSHIP

      We have adopted the following share option schemes for the grant of options to our directors, senior management and other eligible grantees:

      1.    Pre-Global Offering Share Option Scheme (as defined below);
      2.    2001 Share Option Scheme (as defined below);
      3.    2002 Share Option Scheme (as defined below); and
      4.    2005 Share Option Scheme (as defined below).

      Under these share option schemes, the remuneration committee of our board of directors had, and will, from time to time propose for our board's approval for the recipient of and the number of shares underlying each option. The maximum aggregate number of shares (including those that could be substituted for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be granted shall not exceed 10% of our total issued share capital as of December 31, 2005, being the date on which our shareholders approved the 2005 Share Option Scheme, excluding shares issued upon exercise of options granted under these schemes from time to time.

      Pre-Global Offering Share Option Scheme
      On February 4, 2001, we adopted a pre-global offering share option scheme or the Pre-Global Offering Share Option Scheme. Pursuant to the Pre-Global Offering Share Option Scheme:

      1.    options for an aggregate of 23,100,000 shares have been granted;

      2.    the subscription price per share is HK$1.19; and

      3.    the period during which an option may be exercised is as follows:

            (a) 50% of the rights to exercise the options shall vest 18 months after the date of the grant; and

            (b) 50% of the rights to exercise the options shall vest 30 months after the date of the grant.

      The exercise periods for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from March 12, 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

      2001 Share Option Scheme

      On February 4, 2001, we adopted a share option scheme, or the 2001 Share Option Scheme for the purposes of recognizing the contribution that certain individuals had made to our company and attracting and retaining the best available personnel to our company. Pursuant to the 2001 Share Option Scheme:

      1.    options for an aggregate of 44,100,000 shares have been granted;

      2.    the subscription price per share is HK$1.232; and

      3.    the period during which an option may be exercised is as follows:

            (a) one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

            (b) one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

            (c) one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

      The exercise periods for options granted under the 2001 Share Option Scheme shall end not later than 10 years from August 27, 2001.

      In view of the amendments to the relevant provisions of Hong Kong Stock Exchange Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on September 1, 2001, no further options will be granted under the 2001 Share Option Scheme.

      2002 Share Option Scheme

      In June 2002, we adopted a new share option scheme, or the 2002 Share Option Scheme. Under the 2002 Share Option Scheme, our directors may, at their discretion, invite employees, including executive directors, of our company or any of our subsidiaries, to take up options to subscribe for our shares. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the next grant shall not exceed 1% of our total issued share capital from time to time.

      According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of an option will be HK$1.00. The subscription price of a share payable by a grantee upon the exercise of an option is determined by our directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

      1. the nominal value of our share on the date of the grant of the option;

      2. the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of grant of the option; and

      3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheets on the date of grant of the option.

       On February 24, 2003, our board of directors approved to grant options in respect of 42,050,000 shares to our directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$2.108 per share. The closing market price immediately before the date on which such options were granted was HK$2.11 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

      1. one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

      2. one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

      3. one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

       The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from February 24, 2003.

       On February 5, 2004, our board of directors approved a grant of options in respect of 50,700,000 shares to our directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$3.152 per share. The closing market price immediately before the date on which such options were granted was HK$3.146 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

      1. one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

      2. one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

      3. one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

      The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from February 5, 2004.

      On August 31, 2005, our board of directors approved a grant of options in respect of 65,870,000 shares to our directors and senior management under the 2002 Share Option Scheme. The exercise price of such options is HK$5.62 per share. The closing market price immediately before the date on which such options were granted was HK$5.75 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

      1. one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

      2. one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

      3. one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

      The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from August 31, 2005.

      2005 Share Option Scheme

      We had undertaken a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved. Accordingly, our board had proposed, and on December 31, 2005, we adopted a new share option scheme, or the 2005 Share Option Scheme and terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the exercise of such outstanding options.

      Under the 2005 Share Option Scheme, our board will have the authority to grant options to subscribe for shares to our directors, officers and employees and or of our subsidiaries, and any other persons who in sole discretion of our board have contributed or will contribute to our group. Unless approved by our shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by us, in any 12 months period, must not exceed 1% of the shares in issue.

      According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of an option will be HK$1.00. The subscription price of a share payable by a grantee upon the exercise of an option will be determined by our directors at their discretion at the date of the grant, except that such price may not be set below a minimum price which is the highest of:

      1. the nominal value of our share on the date of the grant of the option;

      2. the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of the grant of the option; and

      3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheet on the date of the grant of the option.

      The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by our board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of the grant of the option. During the year, no options have been granted or exercised under the 2005 Share Option Scheme.


      As of December 31, 2005, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

                       Number of shares involved in
                       the options outstanding as of
                      -------------------------------                          -------------------------------------
                                                                                                          Closing
                                                                                                         price per
                                                                                                           share
                                                                                                        immediately
                                                                                                        before the      Exercise
                                        December 31,                                                      date of        Price
Name of Grantee       January 1, 2005       2005           Date of Grant       Date of Expiration***   grant (HK$)**     (HK$)
---------------       ---------------   ------------     -----------------     ---------------------   -------------    --------
Directors:
Chengyu Fu                  1,750,000       1,750,000          March 12, 2001          March 12, 2011           1.23          1.19
                            1,750,000       1,750,000         August 27, 2001         August 27, 2011           1.46         1.232
                            1,150,000       1,150,000       February 24, 2003       February 24, 2013           2.09         2.108
                            2,500,000       2,500,000        February 5, 2004        February 5, 2014           3.13         3.152



                                    -       3,500,000         August 31, 2005         August 31, 2015           5.75          5.62
Han Luo                     1,400,000       1,400,000          March 12, 2001          March 12, 2011           1.23          1.19
                            1,150,000       1,150,000         August 27, 2001         August 27, 2011           1.46         1.232
                            1,150,000       1,150,000       February 24, 2003       February 24, 2013           2.09         2.108
                            1,150,000       1,150,000        February 5, 2004        February 5, 2014           3.13         3.152
                                    -       1,610,000         August 31, 2005         August 31, 2015           5.75          5.62
Longsheng Jiang*            1,400,000       1,400,000          March 12, 2001          March 12, 2011           1.23          1.19
                            1,150,000       1,150,000         August 27, 2001         August 27, 2011           1.46         1.232
                            1,150,000         766,700       February 24, 2003       February 24, 2013           2.09         2.108
                            1,150,000         383,300        February 5, 2004        February 5, 2014           3.13         3.152
Shouwei Zhou                1,400,000       1,400,000          March 12, 2001          March 12, 2011           1.23          1.19
                            1,750,000       1,750,000         August 27, 2001         August 27, 2011           1.46         1.232
                            1,750,000       1,750,000       February 24, 2003       February 24, 2013           2.09         2.108
                            1,750,000       1,750,000        February 5, 2004        February 5, 2014           3.13         3.152
                                    -       2,450,000         August 31, 2005         August 31, 2015           5.75          5.62
Xinghe Cao                          -         800,000         August 31, 2005         August 31, 2015           5.75          5.62
Zhenfang Wu                         -         800,000         August 31, 2005         August 31, 2015           5.75          5.62
Guangqi Wu                          -       1,610,000         August 31, 2005         August 31, 2015           5.75          5.62
Hua Yang                    1,150,000       1,150,000          March 12, 2001          March 12, 2011           1.23          1.19
                            1,150,000       1,150,000         August 27, 2001         August 27, 2011           1.46         1.232
                            1,150,000       1,150,000       February 24, 2003       February 24, 2013           2.09         2.108
                            1,150,000       1,150,000        February 5, 2004        February 5, 2014           3.13         3.152
                                    -       1,610,000         August 31, 2005         August 31, 2015           5.75          5.62
Sung Hong Chiu              1,150,000       1,150,000        February 5, 2004        February 5, 2014           3.13         3.152

Evert Henkes                1,150,000       1,150,000        February 5, 2004        February 5, 2014           3.13         3.152

Erwin                       1,150,000               0        February 5, 2004        February 5, 2014           3.13         3.152
Schurtenberger*
Kenneth S Courtis           1,150,000       1,150,000        February 5, 2004        February 5, 2014           3.13         3.152



Employees:
Other Employees             6,550,000       4,850,000          March 12, 2001          March 12, 2011           1.23          1.19
                           22,650,000      19,150,000         August 27, 2001         August 27, 2011           1.46         1.232
                           26,500,000      21,999,900       February 24, 2003       February 24, 2013           2.09         2.108
                           35,850,000      30,783,400        February 5, 2004        February 5, 2014           3.13         3.152
                                    -      49,500,000         August 31, 2005         August 31, 2015           5.75          5.62

---------------------
* Mr. Longsheng Jiang retired as our Executive Director with effect from June 1, 2005 and Dr. Erwin Schurtenberger resigned as our Independent Non-executive Director with effect from April 1, 2005.
** Adjustment has been made to take account of the subdivision of issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each effective on March 17, 2004.
*** The share options are only exercisable by the grantees upon the vesting of such share options.

      As of June 6, 2006, 2,300,100 options granted under our share option schemes have been exercised. The weighted average closing price of our shares on the day immediately preceding the exercise of the options was HK$4.04.

      On April 1, 2005, Dr. Erwin Schurtenberger resigned from our board. He also surrendered the share options we granted to him upon resignation.

       The share options exercised during the year ended December 31, 2005 resulted in the issue of 2,300,100 ordinary shares and new share capital of Rmb 49,000 and share premium of Rmb 4,451,000. No share options had been cancelled during the year ended December 31, 2005.

      As of December 31, 2005, we had 169,063,300 share options outstanding under these share option schemes which represented approximately 0.4% of our shares in issues as of that date.

      For further details about our share option schemes, see notes 11 and 29 to our consolidated financial statements attached to this annual report.

      As of June 6, 2006, none of our directors and employees owned 1% or more of our shares including the shares underlying the stock options granted as of that date.

          ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of June 6, 2006.

 Shareholder                  Number of Shares Owned       Percentage
---------------------------  ------------------------     ------------
 CNOOC(1)..................       28,772,727,273             66.41%

------------------------
(1) CNOOC owns our shares indirectly through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation, Ltd.


      As of June 6, 2006, CNOOC's interest in our company was reduced from approximately 70.64% to approximately 66.41% as a result of placing 2,500,000,000 existing shares to independent investors and subscribing 2,272,727,273 new shares by CNOOC (BVI) Limited.

      Our major shareholder listed above does not have different voting rights. Except as set forth in the above table, we are not aware of any holders of more than 5% of our shares. Except as disclosed above, we are not aware of any significant changes in the percentage ownership of our major shareholder over the course of the past three years. To our knowledge, no arrangements are currently in place that could lead to a change of control of our company.

      As of June 6, 2006, 8,661,634 American depositary shares were outstanding in the United States, representing approximately 2% of our then outstanding shares. At such date, the number of registered American depositary share holders in the United States was 24.

B.    RELATED PARTY TRANSACTIONS

Overview

      We regularly enter into transactions with related parties, including CNOOC, its subsidiaries and associates, as defined under the Hong Kong Stock Exchange Listing Rules. Since CNOOC indirectly owns an aggregate of approximately 66.41% of our issued share capital, some of these transactions constitute connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange Listing Rules, and are regulated by the Hong Kong Stock Exchange.

      Under the Hong Kong Stock Exchange Listing Rules, many of these connected transactions normally would require full disclosure and the prior approval of our independent shareholders. However, since the connected transactions are carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable as far as our shareholders are concerned, the Hong Kong Stock Exchange has granted us a waiver from strict compliance with requirements of the Hong Kong Stock Exchange Listing Rules for the period from January 1, 2003 to December 31, 2005, and we have also obtained independent shareholders' approval at our extraordinary general meeting on December 31, 2005 for the continuing connected transactions for the period from January 1, 2006 to December 31, 2007. The continuing connected transactions are newly categorized into different categories, and each category of connected transactions are subject to annual caps and other conditions as specified below.

      We originally obtained a waiver from the Hong Kong Stock Exchange on April 3, 2001, shortly after our shares were listed on the Hong Kong Stock Exchange. This waiver expired on December 31, 2002, and we renewed the waiver with the Hong Kong Stock Exchange on January 7, 2003. The renewed waiver covers the period from January 1, 2003 to December 31, 2005. Following the amendments to the Hong Kong Stock Exchange Listing Rules in March 2004, waivers for connected transactions from the Hong Kong Stock Exchange are no longer required, and we are only required to obtain independent shareholders' approval for continuing connected transactions. Accordingly, we obtained independent shareholders' approval for our continuing connected transactions with CNOOC, its subsidiaries and associates for the period from January 1, 2006 to December 31, 2007 using a new categorization.

Existing Categories of Connected Transactions

      Our ongoing connected transactions in respect of which we were granted a waiver for the period from January 1, 2003 to December 31, 2005 consist of the following eight categories:

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

      Contracts with foreign petroleum companies. In preparation for our initial public offering, CNOOC transferred to us all of its rights and obligations under all existing and any future production sharing contracts with various international oil and gas companies. As required by PRC law, CNOOC retained certain administrative functions and will remain a party to the production sharing contracts. PRC law requires CNOOC, which is a State-owned entity, to negotiate and conclude an initial production sharing contract with a foreign partner offshore China. New production sharing contracts continue to be entered into between CNOOC and foreign partners, primarily through bidding organized by CNOOC and, to a lesser extent, through direct negotiation.

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

      Provision of materials, utilities and ancillary services. Various affiliates of CNOOC provide us with the use of certain facilities and ancillary services and products, including:

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

      o     repair and maintenance of buildings; and

      o     catering services.

      Under agreements between these affiliates of CNOOC and us, the facilities and ancillary products and services are to be provided at:

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

      For the years ended December 31, 2003, 2004 and 2005, the amounts we paid to affiliates of CNOOC for these services were approximately Rmb 1,018 million, Rmb 1,296 million and Rmb 2,996 million, respectively, representing 2.5%, 2.3% and 4.3%, respectively, of our total revenues in that year.

      Technical services. Various affiliates of CNOOC, including China Oilfield Services Limited and Offshore Oil Engineering Company Limited, provide us with technical services for our offshore oil and gas production activities, including:

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

      For the years ended December 31, 2003, 2004 and 2005, the amounts we paid to affiliates of CNOOC for these services totaled approximately Rmb 3,828 million, Rmb 6,362 million and Rmb 6,651 million, respectively, representing 9.3%, 11.5% and 9.6%, respectively, of our total revenue in that year. We generally conduct an open bidding process to select these services providers and the charges for these services are based on arm's-length negotiations between the parties and reflect considerations such as volume of sales, length of contracts, overall customer relationship and other market factors.

      Research and development services. Various affiliates of CNOOC, including China Offshore Oil Research Center, have been providing us with research and development services, including:

      o     geophysical exploration services;

      o     seismic data processing;

      o     comprehensive exploration research services; and

      o     information technology services.

      In July 2003, we established our own research center department, CNOOC China Limited Research Center, to undertake most of our research and development activities. In March 2006, we established CNOOC China Limited Beijing Research Center as a branch.

      During the years ended December 31, 2003, 2004 and 2005, we paid approximately Rmb 56 million, Rmb 8 million and Rmb 8 million, respectively, to China Offshore Oil Research Center for its provision of general research and development services. We occasionally also hired research institutes, including China Offshore Oil Research Center, through an open bidding process for specific research and development projects.

      Lease and property management services. We have entered into lease and property management agreements with CNOOC and its affiliates for premises located in Beijing, Tianjin, Zhanjiang, Shanghai and Shenzhen in the PRC and in Singapore. Most of the premises are necessary for our operations, and the agreements are based on normal commercial terms. For the years ended December 31, 2003, 2004 and 2005, the aggregate rentals and management fees payable by us to CNOOC and its affiliates were approximately Rmb 57 million, Rmb 77 million and Rmb 77 million, respectively.

      Sales of crude oil, condensate oil and liquefied petroleum gas. We sell crude oil, condensate oil and liquefied petroleum gas to affiliates of CNOOC that engage in the downstream petroleum business. The prices for these products are based on prices in the international market. For the years ended December 31, 2003, 2004 and 2005, the affiliates of CNOOC paid us approximately Rmb 8,324 million, Rmb 13,946 million and Rmb 26,576 million, respectively, representing approximately 20.3%, 25.3% and 38.3% of our total revenues for the respective periods.

Waiver Conditions

      The waiver granted by the Hong Kong Stock Exchange to us in January 2003 in respect of ongoing connected transactions for the period from January 1, 2003 to December 31, 2005 contains the following typical conditions:

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

      v. the aggregate annual volume of transactions shall not exceed the proposed annual limits set out in the following table:

         ------------------------------------------------------------
         Transaction                Annual Limit
         ------------------------------------------------------------
         Materials, utilities and   10% of our audited consolidated
         ancillary services supply  total revenues in the preceding
         agreements                 financial year
         ------------------------------------------------------------
         Technical services         In respect of the three financial
                                    years ending December 31, 2005,
                                    Rmb 5,853 million, Rmb 7,338
                                    million and Rmb 7,218* million,
                                    respectively
         ------------------------------------------------------------

            ------------------------------------------------------------
            Research and development   In respect of the three financial
            services for particular    years ending December 31, 2005,
            projects                   Rmb 141 million, Rmb 148 million
                                       and Rmb 153 million, respectively
            ------------------------------------------------------------
            Sales of crude oil,        In respect of the three financial
            condensate oil and         years ending December 31, 2005,
            liquefied petroleum gas    42%, 56% and 82%, respectively,
                                       of our audited consolidated total
                                       revenues in the preceding
                                       financial year
            ------------------------------------------------------------
            General research and       Rmb 110 million
            development services
            agreement
            ------------------------------------------------------------
            Lease and management       Rmb 78 million
            services
            ------------------------------------------------------------
            * On December 31, 2005, we proposed a revised cap for the category of technical services of continuing connected transactions at the extraordinary general meeting and obtained the approval of our independent shareholders.

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

New Categories of Continuing Connected Transactions

      In order to present a more coherent, logical and understandable picture to shareholders, and also to enable our company to monitor the status of connected transactions following each category more effectively going forward, we adopted a new categorization for continuing connected transactions, and obtained independent shareholders' approval at our extraordinary general meeting on December 31, 2005. The new categorization of continuing connected transactions, which are discloseable under the Hong Kong Stock Exchange Listing Rules and applicable to our company for the period from January 1, 2006 to December 31, 2007, are set out below:

      o Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us;

      o Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates;

      o Sales of petroleum and natural gas products by us to CNOOC and/or its associates.

     Since the establishment of CNOOC, certain associates of CNOOC specialized in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to us through bidding process. We will continue to use these services provided by associates of CNOOC, including but not limited to China Oilfield Services Limited, or COSL, Offshore Oil Engineering Co., Ltd., or CNOOC Engineering and CNOOC Oil Base Group Limited, or COBGL. CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us

      (a) Provision of exploration and support services to us. The services provided by CNOOC and/or its associates to us on exploration operations include:

      o     well site survey;
      o     seismic data acquisition and processing;
      o     integrated exploration research services;
      o     exploration well operation;
      o     related technical services on exploration well;
      o     tow-boat, transportation and safety services; and
      o     other related technical and supporting services.

      (b) Provision of oil and gas development and support services to us. The services provided by CNOOC and/or its associates to us on oil and gas development operations include:

      o     platform survey;
      o     drilling and completion well operation;
      o     related technical services on drilling and completion;
      o design, construction, installation and tuning of production facilities;
      o     shipping transportation;
      o     provision of materials;
      o     integrated research on development techniques; and
      o     other related technical and supporting services.

      (c) Provision of oil and gas production and support services to us. The services provided by CNOOC and/or its associates to us on oil and gas production operations are set out below. In addition, the scope of business of these companies also include various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to us, some of which may not be available from independent third parties or available on comparable terms.

            o     integrated research on production techniques;
            o     well workover;
            o     shipping transportation;
            o     oil tanker transportation;
            o     provision of materials;
            o     maintenance of platform;
            o     repair of equipment and pipeline;
            o     production operations;
            o     oil and gas production labour services;
            o     warehousing and storage;
            o     lease of equipment and building;
            o     road transportation services;
            o     telecommunication and network services;
            o     wharf services;
            o construction services, including roads, wharf, buildings, factories and water barrier;
            o     maintenance and repair of major equipment;
            o     medical, childcare and social services;
            o     provision of water, electricity and heat;

            o     security and fire services;
            o     technical training;
            o     accommodation;
            o     maintenance and repair of buildings;
            o     catering services; and
            o     other related technical and supporting services.

      (d) Provision of marketing, management and ancillary services to us. CNOOC and/or its associates provide marketing, administration and management, management of oil and gas operations and integrated research services to us, as well as other ancillary services relating to the exploration, development, production and research activities of us. Details of these services are set out below:

            o     marketing services;
            o     management;
            o     staff recruitment;
            o     publishing;
            o     telecommunications;
            o     leases of properties;
            o     property management;
            o     water, electricity and heat supply;
            o     car rental;
            o integrated services such as record keeping, filing, repair of computer, catering and photocopying; and
            o     integrated research.


    In addition, as part of providing administration and management services to us, CNOOC and/or its associates leased certain premises. In addition to leasing these properties, CNOOC and/or its associates also provided management services in respect of certain properties leased to us.

     (e)FPSO vessel lease agreements. We lease floating production, storage and offloading (FPSO) vessel from COBGL for use in oil and gas production operations at market prices on normal commercial terms which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by us during its offshore oil and gas production for processing, storage and channelling of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil and gas exploration, development and production. We currently lease a FPSO vessel for a term of 20 years from an associate of CNOOC, with such term being determined based on the expected term of oil and gas exploration, development and production.

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates.

In addition to providing various services to us, CNOOC and/or its associates may also utilise various types of management, facilities and ancillary services, including the supply of materials provided by us from time to time. The services that may be provided by us to CNOOC and/or its associates include:

        o   technical consulting;
        o   technology transfer;
        o   management;
        o   technical research services; and
        o   other supporting services.

Sales of petroleum and natural gas products by us to CNOOC and/or its associates.

      (a) Sales of petroleum and natural gas products. We may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates which engage in downstream petroleum business.

      (b)Long term sales of natural gas and liquefied natural gas. We sell natural gas to CNOOC and/or its associates which engage in the downstream petroleum business. We have also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh, Indonesia and the North West Shelf of Australia. It is also envisaged that from time to time we may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which we may invest in the future to CNOOC and/or its associates.


Disclosure and/or Independent Shareholders' approval requirements

      Under the Hong Kong Stock Exchange Listing Rules, the following categories amongst the new categories of continuing connected transactions are exempted from the independent shareholders' approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Stock Exchange Listing Rules:

      o     Marketing, management and ancillary services;
      o     FPSO vessel leases; and
      o Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates.

      Under the Hong Kong Stock Exchange Listing Rules, the following categories amongst the new categories of continuing connected transactions, or the Non-Exempt Continuing Connected Transactions, are subject to the reporting, announcement and independent shareholders' approval requirements:

      o Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us;
            (a)   Exploration and support services;
            (b)   Oil and gas field development and support services;
            (c)   Oil and gas field production and support services;
      o Sales of petroleum and natural gas products by us to CNOOC and/or its associates
            (a)   Sales of petroleum and natural gas products;
            (b)   Long term Sales of natural gas and liquefied natural gas.

      We have obtained independent shareholders' approval at our extraordinary general meeting on December 31, 2005 for the Non-Exempt Continuing Connected Transactions on the condition that:

      i. The annual amount of each category of the Non-Exempt Continuing Connected Transactions shall not exceed the applicable Proposed Cap set out in the following table:


      The continuing connected
      transactions                                 Caps

      Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us

           (a) Exploration and support services          For the two years ending 31
                                                         December 2007, Rmb 2,117 million
                                                         and Rmb 2,293 million, respectively

           (b) Oil and gas field development and         For the two years ending 31
           support services                              December 2007, Rmb 7,628 million
                                                         and Rmb 10,458 million,
                                                         respectively

           (c) Oil and gas field production and          For the two years ending 31
           support services                              December 2007, Rmb 3,935 million
                                                         and Rmb 4,132 million, respectively

           (d) Marketing, management and ancillary       For the two years ending 31
           services                                      December 2007, Rmb 478 million and
                                                         Rmb 504 million, respectively

           (e) FPSO vessel leases                        For the two years ending 31
                                                         December 2007, Rmb 453 million and
                                                         Rmb 463 million, respectively

           Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

           Provision of management, technical,           For the two years ending 31
           facilities and ancillary services,            December 2007, Rmb 50 million and
           including the supply of materials to CNOOC    Rmb 100 million, respectively
           and/or its associates

           Sales of petroleum and natural gas products by us to CNOOC and/or its associates

           (a) Sales of petroleum and natural gas        For the two years ending 31
           products                                      December 2007, Rmb 33,469 million
                                                         and Rmb 44,199 million,
                                                         respectively

           (b) Long term sales of natural gas and        For the two years ending 31
           liquefied natural gas                         December 2007, Rmb 1,960 million
                                                         and Rmb 3,599 million, respectively

      ii.   (i)   The Non-Exempt Continuing Connected Transactions will be
                  entered into in our usual and ordinary course of businesses and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to us than terms available from independent third parties; and

            (ii) The Non-Exempt Continuing Connected Transactions will be entered into in accordance with the relevant Comprehensive Framework Agreements and on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

    We will comply with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the Non-Exempt Continuing Connected Transactions.

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

Dividend Distribution Policy

      We intend to declare and pay dividends in the future. The payment and the amount of any dividends will depend on our earnings, capital expenditure requirements, financial conditions, future prospects and other factors which our directors may consider relevant. In addition, CNOOC, as our controlling shareholder, will be able to influence our dividend policy. Holders of our shares will be entitled to receive such dividends declared by our board of directors pro rata according to the amounts paid up or credited as paid up on the shares. Subject to the factors described above, we currently intend to pursue a dividend policy consistent with other international oil and gas exploration and production companies. Based on current share prices and dividends of international oil and gas exploration and production companies, we currently intend to target an initial dividend yield of approximately 1% to 3%.

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

      Following the reorganization of CNOOC and our establishment as a separate legal entity in October 1999, we paid a dividend of Rmb 1,045.4 million in 1999 and declared and paid a final dividend of Rmb 6,426.4 million in 2000. In 2001, 2002 and 2003, we declared and paid dividends totaling Rmb 871.1 million, Rmb 2,265.1 million and Rmb 5,403.7 million, respectively. In 2004, we declared dividends totaling Rmb 6,101.4 million and paid dividends totaling Rmb 6,091.4 million. The difference between the amount of dividends declared and paid in 2004 was because that we repurchased and canceled some of our shares in 2004. Out of the total dividends declared and paid in 2004, Rmb 2,617.5 million (US$316.3 million) was attributable to a special interim dividend to replace the 2003 final dividend and final special dividend proposed by our board of directors in 2003. In 2005, we declared and paid dividends totaling Rmb 7,772.2 million (US$963.1 million). The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

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

      For the years ended December 31, 2003, 2004 and 2005, CNOOC China Limited made the following appropriations to the statutory reserves:

                                      For the year ended          For the year ended                 For the year ended
                                       December 31, 2003           December 31, 2004                  December 31, 2005
                                       -----------------           -----------------                  -----------------
                                    Percentage        Rmb        Percentage       Rmb            Percentage            Rmb
                                  of Net Profits (in millions) of Net Profits (in millions)    of Net Profits     (in millions)
                                  -------------- ------------- -------------- -------------    --------------     -------------
Reserve fund ...............            10%          818.1           10%         1,363.1             10%              2,268.4
Staff and workers' bonus and
   welfare fund ............            --              --            --              --              --                   --

B.    SIGNIFICANT CHANGES

First Quarter 2006 Financial and Operating Results

      During the first quarter of 2006, our unaudited revenues from the sale of oil and gas were Rmb 16.4 billion. Our daily average crude oil production was 383,519 barrels per day during this period, compared to 351,579 barrels per day in 2005, while our daily average natural gas production was 390 million cubic feet per day, compared to 348 million cubic feet per day in 2005. The average net realized price of our crude oil was US$58.13 per barrel during the first quarter of 2006, compared to US$41.73 per barrel in 2005, while the average net realized price of our natural gas was US$3.10 per thousand cubic feet, compared to US$2.92 per thousand cubic feet in 2005.

Change of Directors and Management

      On April 18, 2006, Mr. Yunshi Cao ceased to be our Senior Vice President, General Counsel and Company Secretary. On the same day, Mr. Victor Zhikai Gao was appointed as our Senior Vice President, General Counsel and Company Secretary.

      On May 24, 2006, Dr. Kenneth S. Courtis retired as an Independent Non-executive Director of our Company in accordance with the retirement provisions in article 97 of our articles of association, following the conclusion of our annual general meeting. On the same day, Dr. Edgar W. K. Cheng was elected by our shareholders as an Independent Non-executive Director.

      Effective May 25, 2006, the composition of our board committees is set forth in the table below.

                             Audit Committee                     Nomination Committee                Remuneration Committee
                             ---------------                     --------------------                ----------------------
                       Before                From              Before             From              Before             From
                    May 25, 2006         25 May, 2006       May 25, 2006      25 May, 2006       May 25, 2006      25 May, 2006
                    ------------         ------------       ------------      ------------       ------------      ------------
Chairman           Sung Hong Chiu     Aloysius Hau Yin,       Han Luo            Han Luo        Sung Hong Chiu    Sung Hong Chiu
                                              Tse
                                      (Financial Expert)
Members          Kenneth S. Courtis     Sung Hong Chiu     Sung Hong Chiu   Edgar W. K. Cheng    Evert Henkes      Evert Henkes
                 (Financial Expert)
                  Aloysius Hau Yin     Lawrence J. Lau    Lawrence J. Lau    Lawrence J. Lau     Aloysius Hau    Aloysius Hau Yin
                         Tse                                                                       Yin Tse              Tse
                                                            Aloysius Hau                                            Xinghe Cao
                                                              Yin Tse

Total                     3                   3                  4                  3                 3                  4

Placing Existing Shares and Subscription of New Shares

      On April 27, 2006, we entered into a Placing Agreement and a Subscription Agreement with CNOOC (BVI) Limited (the "Vendor"), a wholly-owned subsidiary of CNOOC. At the time of the agreements, the Vendor held 28,999,999,995 of our issued shares and pursuant to the Placing Agreement, the Vendor agreed to place 2,500,000,000 shares in our share capital to independent investors at HK$6.15 per share. Within 14 days of the Placing Agreement, the Vendor will, pursuant to the Subscription Agreement, subscribe for 2,272,727,273 new shares at HK$6.15 per share (the "Subscription").

      The Placing Shares represent approximately 6.09% of our issued share capital of 41,054,675,375 shares and approximately 5.77% of our issued share capital as enlarged by the Subscription. The net proceeds from the Subscription of approximately HK$13.78 billion will be used to finance our continuing capital expenditure requirements in relation to the OML 130 in offshore Nigeria, as well as our general working capital needs.

      As the Subscription was completed before the record date of May 16, 2006 for the 2005 final dividends of HK$0.10 per Share declared by our board of directors on March 24, 2006, the Shares under the Subscription will be entitled to the final dividends. We would therefore be required to pay an amount of additional dividends of HK$227,272,727. As a result, our aggregate final dividends payable for the year ended December 31, 2005 would be HK$4,332,740,265.

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

                        Hong Kong Stock Exchange   New York Stock Exchange
                        ------------------------   -----------------------
Period                    High            Low       High             Low
                            (HK$ per share)             (US$ per ADS)
2001....................   1.74           1.20      21.85           15.70
2002....................   2.33           1.48      29.44           19.01
2003....................   3.54           1.96      42.78           23.83
2004....................   4.53           2.75      58.73           35.00
2005....................   6.05           3.80      76.73           48.16

2004 Financial Quarters
  1st Quarter...........   3.4            2.95      43.65           38.80
  2nd Quarter...........   3.45           2.65      44.23           35.00
  3rd Quarter...........   4.07           3.20      52.60           41.75
  4th Quarter...........   4.53           3.97      58.73           51.21
2005 Financial Quarters
  1st Quarter...........   4.525          3.800     56.34           48.16
  2nd Quarter...........   4.650          3.950     58.78           49.82
  3rd Quarter...........   6.05           4.600     76.73           59.13
  4th Quarter...........   5.60           4.825     71.95           61.70
2006 Financial Quarter
  1st Quarter...........   6.80           5.25      88.03           69.19

Last Six Months
  December 2005.........   5.60           5.25      71.95           67.40
  January 2006..........   6.55           5.25      86.31           69.19
  February 2006.........   6.80           6.30      88.03           81.99
  March 2006............   6.60           5.90      85.62           77.16
  April 2006............   6.85           6.00      87.90           78.00
  May 2006..............   6.55           5.85      83.50           73.90

--------------

                         ITEM 10. ADDITIONAL INFORMATION

A.    SHARE CAPITAL

      Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

      We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance of Hong Kong. Our company registration number in Hong Kong is 685974. Under section three of our memorandum of association, we have the capacity and the rights, powers and privileges of a natural person and in addition and without limit, we may do anything which we are permitted to do by any enactment or rule of law. The following are summaries of provisions of our memorandum of association and articles of association and the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). For further details, you should read our memorandum of association which was filed as an exhibit to our registration statement on Form F-1 (Registration No.333-10862) and our articles of association, as amended, which is filed as an exhibit to this annual report.

Issue of Shares

      Under the Companies Ordinance of Hong Kong, our directors may, without prior approval of the shareholders, offer to allot new shares in our company to existing shareholders pro rata. Our directors may not allot new shares of our company in any other manner without the prior approval of our shareholders in a general meeting. Any approval given at a general meeting shall continue in force from the date of the passing of the resolution until the earliest of:

      o     the conclusion of the next annual general meeting,

      o the expiration of the period within which the next annual general meeting is required by any applicable laws or our articles of the association to be held, or

      o the revocation or variation of the authority given under an ordinary resolution of the shareholders, in a general meeting of our company.

      If such approval is given, the unissued shares of our company shall be at the disposal of the board of directors. Our directors may offer, allot, grant options over or otherwise dispose of the unissued shares to persons at such times and for such consideration and upon such terms and conditions as our directors may determine, subject to the restrictions under the Hong Kong Stock Exchange Listing Rules.

      In accordance with Hong Kong Stock Exchange Listing Rules, any such approval of the shareholders must be limited to shares with an aggregate nominal value not exceeding 20% of the aggregate value of our share capital in issue as of the date of granting such approval plus the aggregate nominal amount of share capital repurchased by us since the granting of such approval.

Dividends

      Subject to the Companies Ordinance of Hong Kong, the shareholders in a general meeting may declare dividends to be paid to shareholders. However, under our articles of association, dividends cannot be declared in excess of the amount recommended by our board of directors.

      In addition to dividends declared in a general meeting, our board of directors may declare and pay to the shareholders interim dividends as appear to our board of directors to be justified by our financial position. Our board of directors may also pay any fixed dividend on any shares of our company semi-annually or at other suitable intervals, whenever our financial position, in their opinion, justifies such payment.

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

      o An ordinary resolution is a resolution passed by the majority of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting;

      o A special resolution is a resolution passed by not less than 75% of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting.

      Generally, resolutions of shareholders are passed by ordinary resolution. However, the Companies Ordinance of Hong Kong provides that some matters may only be passed as special resolutions. These matters include, for example:

      o     alteration of the object clause;

      o     alteration of the articles;

      o     change of a company's name;

      o     reduction of share capital; and

      o     voluntary winding up.

      Voting at any meeting of shareholders is by a show of hands unless a poll is demanded. If voting is by a show of hands, every shareholder who is present at the meeting in person or by proxy has one vote. On a poll, every shareholder who is present in person or by proxy has one vote for every share held or represented by him. A poll may be demanded by:

      o     the chairman of the meeting;

      o at least three members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote at the meeting;

      o any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing in the aggregate not less than 10% of the total voting rights of all members having the right to attend and vote at the meeting; or

      o any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than 10% of the total sum paid up on all shares conferring that right.

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

Borrowing Powers

      Our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of our undertaking, property and assets, whether present or future, and uncalled capital. Our board of directors may issue debentures, debenture stock, bonds or other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. These borrowing powers are subject to variation by a special resolution of our company.

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

C.    MATERIAL CONTRACTS

      Incorporated by reference to our registration statement on Form F-1 (Registration No.333-10862) and annual reports on Form 20-F for fiscal years 2003, 2004 and 2005 (File No.1-14966), to which most of our current material contracts were filed as exhibits. For additional information on our material contracts, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions" and "Item 19--Exhibits."

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

      Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. The PRC government has stated publicly that it intends to make Renminbi freely convertible in the future. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the U.S. dollar. From that day to December 31, 2005, Renminbi appreciated about 2.5% against the U.S. dollar. However, we cannot predict when the PRC government will allow free conversion of Renminbi into foreign currencies. Changes in the PRC government's currency policies may lead to further fluctuations in the exchange rates for the conversion of Renminbi into foreign currencies which could have an uncertain effect on our business and operating results. Since the benchmark oil and gas prices are usually in U.S. dollars, the appreciation of Renminbi against U.S. dollars will decrease our revenues derived from oil and gas sales while such effects may be partially offset by decreases in the costs of imported equipment denominated in U.S. dollar and our debt servicing payments in U.S. dollar. Except for our Yen-denominated debts, we do not hedge exchange rate fluctuations between the Renminbi and foreign currencies and currently have no plans to do so. For further information on foreign exchange risks, foreign exchange rates and hedging activities, see "Item 3--Key Information--Selected Financial Data" and "Item 11--Qualitative and Quantitative Disclosure about Market Risk."

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

Estate Duty

      The shares are Hong Kong property under Hong Kong law, and accordingly such shares may be subject to estate duty on the death of the beneficial owner of such shares, regardless of the place of the owner's residence, citizenship or domicile. We cannot assure that the Hong Kong Inland Revenue Department will not treat the ADRs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADR even if the ADRs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million. The Hong Kong Government is considering abolishing estate duty in Hong Kong.

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

      Under current law, "qualified dividend income" received by an individual for taxable years beginning after December 31, 2002 and for taxable years beginning before January 1, 2009 is subject to United States federal income tax rates lower than those applicable to ordinary income. The top federal income tax rate on such qualified dividend income received by an individual is 15% or 5% for those individuals whose incomes fall in the 10 or 15% brackets. Based upon our existing and anticipated future operations and current assets, we believe that we are a "qualified foreign corporation" and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as "qualified dividend income" provided that such U.S. Holders satisfy applicable holding period requirements with respect to the ADSs and other applicable requirements. Dividends paid by foreign corporations that are classified as PFICs are not eligible to be treated as "qualified dividend income". See "PFIC Considerations" below.

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

F.    DIVIDENDS AND PAYING AGENTS

      Not applicable.

G.    STATEMENT BY EXPERTS

      Not applicable.

H.    DOCUMENTS ON DISPLAY

      We are also subject to the informational requirements of the Exchange Act and accordingly file reports and other information with the Securities and Exchange Commission. You may inspect and copy our reports and other information we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549. You may also inspect such documents at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE,

Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the internet at its website at http://www.sec.gov.

I.    SUBSIDIARY INFORMATION

      Not applicable.

     ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

      Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Commodity Price Risks

      We are exposed to fluctuations in prices of crude oil and natural gas. International oil and gas prices are volatile and this volatility has a significant effect on our net sales and net income. We do not hedge market risk resulting from fluctuations in oil and gas prices. See "--Overview" and "Item 3--Key Information--Risk Factors--Risks relating to our business--Our business, revenues and profits fluctuate with changes in oil and gas prices."

Currency Risk

      Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

      Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. In the last ten years, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the U.S. dollar. From that day to December 31, 2005, Renminbi appreciated about 2.5% against the U.S. dollar. However, the Chinese government has not yet determined if or when the exchange rate will be deregulated. Since the benchmark oil and gas prices are usually in U.S. dollars, the appreciation of Renminbi against U.S. dollars will decrease our revenues derived from oil and gas sales while such effects may be partially offset by decreases in the costs of imported equipment denominated in U.S. dollar and our debt servicing payments in U.S. dollar.

      As of December 31, 2005, the balance of our Yen-denominated loans was only Rmb 37.3 million. Since we have hedged our Yen loans against foreign currency swaps, we do not expect any exchange risk relating to Japanese Yen in the future.

      For a discussion of our currency risk, see "Item 3--Key Information--Risk Factors--Risks relating to the PRC-- Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition."

Interest Rate Risk

      We are exposed to interest rate risk arising from our loans. An upward fluctuation in interest rates increases the cost of new debt. We may use interest rate swap transactions, from time to time, to hedge our interest rate exposure when considered appropriate, based on existing and anticipated market conditions.

      As of December 31, 2005, the interest rates for our outstanding debts were fixed. The term of the weighted average balance was approximately eight years. The average interest rate payable by the Group is favorable under the environment of interest rate hike. We do not currently engage in any interest rate hedging activities.

      The following table sets forth additional information about the expected maturity dates of our outstanding debt as of December 31, 2005.

                                                                                                                      Fair value
                                                                                                                         as of
                                                                                                2011                   December
                                2006         2007         2008         2009         2010      and after      Total     31, 2005
                             ---------    ---------    ---------    ---------    ---------    ---------    ---------   ---------
                                                                     (Rmb in millions, except percentages)
Long-term debt, including current
  portion
   Fixed rate ............       825.7         18.7           --           --           --           --        844.4         869
   Average interest rate .       8.956%         4.1%          --           --           --           --           --          --

Long-term guaranteed notes
   Fixed rate ............          --           --           --      8,070.2           --      8,070.2     16,140.4      16,592
   Average interest rate .       3.331%       3.331%       3.331%       3.381%       5.663%       5.663%          --          --

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

                                     PART II


            ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
                                   OF PROCEEDS

A. MATERIAL MODIFICATIONS TO THE INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

      None.

B. MATERIAL MODIFICATIONS TO THE RIGHTS OF REGISTERED SECURITIES BY ISSUING OR MODIFYING ANY OTHER CLASS OF SECURITIES

      None.

C. WITHDRAWAL OR SUBSTITUTION OF A MATERIAL AMOUNT OF THE ASSETS SECURING ANY REGISTERED SECURITIES

      Not applicable.

D.    CHANGE OF TRUSTEES OR PAYING AGENTS FOR ANY REGISTERED SECURITIES

      Not applicable.

E.    USE OF PROCEEDS

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

                  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors had determined that Dr. Kenneth S. Courtis, our independent non-executive director, was an audit committee financial expert serving on our audit committee. Dr. Courtis was independent as defined in the listing standards of the New York Stock Exchange. Effective May 25, 2006, Mr. Aloysius Hau Yin Tse has been designated by our board as an audit committee financial expert upon Dr. Courtis' retirement. Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

                            ITEM 16B. CODE OF ETHICS

      Our board of directors adopted a code of ethics ("Code of Ethics") on August 28, 2003 to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements.

      All our directors and senior management members are required to familiarize themselves with and follow the Code of Ethics to ensure that our operations are honest and legal. Violations of the rules will be disciplined and serious offences will result in dismissals.

      We reviewed our Code of Ethics and adopted the revised code of ethics (the "New Code of Ethics") in 2005, as part of our continuing efforts to improve our corporate governance standards. The New Code of Ethics clarified the scope of senior management, and expanded the applicability of prohibitions against insider trading and other market misconduct to any "manager, secretary of, or any other person involved in the management of, a corporation." Other revisions made in the New Code of Ethics are technical or administrative in nature. We have provided all our directors and senior officers with a copy of the New Code of Ethics and require them to comply with the New Code of Ethics, so as to ensure our operation is proper and lawful. We will take disciplinary actions towards any act which is in breach of the New Code of Ethics. Any change or waiver, explicit or implicit, with respect to our code of ethics, must be disclosed to our shareholders either in our annual report or on our internet website, www.cnoocltd.com.

               ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Audit Fees

      The aggregate fees billed for professional services rendered by our principal accountants for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements were Rmb 6.8 million for 2004 and Rmb 8.0 million (US$1.0 million) for 2005.

      Audit-Related Fees

      The aggregate fees billed for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees" were Rmb 993,180 for 2004 and Rmb 2,098,252 (US$260,000) for 2005. The
audit-related services provided included accounting advice, transaction support services and advisory to our implementation of Section 404 of the Sarbanes-Oxley Act.

      Tax Fees

      The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were Rmb 99,318 for 2004 and nil for 2005.

      All other fees

      The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal year 2004 and 2005.

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

      During 2005, all of the audit-related services, and all of tax fees paid to our principal accountant were approved by the audit committee. Our principal accountant audited our financial statements for 2005 solely through its full-time, permanent employees, without involvement of its part-time or temporary employees.

      ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

            Not applicable.

      ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                                   PURCHASERS

      No purchases of equity securities by US or any affiliated purchaser during the period covered by this annual report.

                                    PART III

                          ITEM 17. FINANCIAL STATEMENTS

      Not applicable.

                          ITEM 18. FINANCIAL STATEMENTS

      See pages beginning on page F-1 following Item 19.

                                ITEM 19. EXHIBITS

      The following documents are filed as part of this annual report:

Exhibit
Number    Document

1.1       Articles of Association of the Registrant, as amended in 2005.

1.2 Memorandum of Association of the Registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File
          Number: 333-10862).

2.1 Form of Indenture, incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F for fiscal year 2002 filed with the Securities and Exchange Commission (File Number: 1-14966).

2.2       Trust Deed dated December 15, 2004 among CNOOC Limited, CNOOC Finance
          (2004) Limited and J.P. Morgan Corporate Trustee Services Limited, incorporated by reference to Exhibit 2.2 to our annual report on Form 20-F for fiscal year 2004 filed with the Securities and Exchange Commission (File Number: 1-14966).

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

4.28      Service Agreement between CNOOC Limited and Chengyu Fu.

4.29      Service Agreement between CNOOC Limited and Han Luo.

4.30      Service Agreement between CNOOC Limited and Shouwei Zhou.

4.31      Service Agreement between CNOOC Limited and Xinghe Cao.

4.32      Service Agreement between CNOOC Limited and Zhenfang Wu.

4.33      Service Agreement between CNOOC Limited and Guangqi Wu.

4.34      Service Agreement between CNOOC Limited and Hua Yang.

4.35 Form of Pre-Global Offering Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit
          10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.36 Form of Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.37      CNOOC Limited Share Option Scheme adopted on December 31, 2005

4.38 Subscription Agreement dated March 17, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.39 Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hutchison International Limited, incorporated by reference to
          Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:
          333-10862).

4.40      Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC
          (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hong Kong Electric Holdings Limited, incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.41      Subscription Agreement dated June 28, 2000 among CNOOC Limited, CNOOC
          (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.42 Corporation Placing Agreement dated February 6, 2001 among CNOOC Limited, China National Offshore Oil Corporation, Shell Eastern Petroleum (Pte) Limited and Merrill Lynch Far East Limited, incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.43 Equity Transfer Agreement dated September 5, 2003 between CNOOC China Limited and CNOOC (Summary Translation), incorporated by reference to
          Exhibit 4.38 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number:
          1-14966).

4.44 Framework Agreement dated April 8, 2004 with CNOOC Finance Corporation Limited (Summary Translation), incorporated by reference to Exhibit
          4.39 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.45      Framework Agreement dated December 8, 2005 with CNOOC (Summary
          Translation)

4.46 Framework Agreement dated December 8, 2005 with China Oilfield Services Limited (Summary Translation)

4.47 Framework Agreement dated December 8, 2005 with Offshore Oil Engineering Co., Ltd (Summary Translation)

4.48 Supplemental Agreement to the Undertaking agreement with CNOOC, dated December 8, 2005

4.49 Sale and Purchase Agreement, dated January 8, 2006 between CNOOC Exploration & Production Limited and South Atlantic Petroleum Limited (certain statements, marked with an asterisk in brackets [*], have been omitted from this agreement pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and the omitted materials have been filed separately in paper form with the Securities and Exchange Commission).

8.1       List of Subsidiaries

10.1 Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).

11.1 Code of Ethics for Directors and Senior Officers, as amended in 2005.

12.1      Certification by the Chief Executive Officer in accordance with
          Section 302 of the Sarbanes-Oxley Act of 2002.

12.2      Certification by the Chief Financial Officer in accordance with
          Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.

                                    SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       CNOOC Limited



                                       By:      /s/Victor Zhikai Gao
                                          ---------------------------------
                                          Name:   Victor Zhikai Gao
                                          Title:  Senior Vice President,
                                          General Counsel and Company
                                          Secretary


Date: June 26, 2006

CNOOC LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
CNOOC LIMITED AND ITS SUBSIDIARIES
 Report of Independent Public Accountants.............................     F-3
 Consolidated income statements for the years ended December 31, 2005,
   2004, and 2003.....................................................     F-4
 Consolidated balance sheets as of December 31, 2005 and 2004.........     F-6
 Consolidated statements of changes in equity for the years ended
   December 31, 2005, 2004, and 2003..................................     F-7
 Consolidated cash flow statements for the years ended December 31,
   2005, 2004, and 2003...............................................     F-9
 Notes to the consolidated financial statements.......................     F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated balance sheets of CNOOC Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2005 and 2004, and the related consolidated income statements, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Hong Kong ("Hong Kong GAAP").

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 38 to the consolidated financial statements.

As discussed in note 2.2 to the financial statements, in 2005 the company changed its classification of property, plant and equipment, its method of accounting for land and buildings, its method of accounting for investments in equity and debts securities and convertible bonds, and its method of accounting for share-based transactions, upon the adoption of recently issued Hong Kong Financial Reporting Standards.





 /s/ Ernst & Young
-----------------------------------------
Ernst & Young
Certified Public Accountants


Hong Kong
March 24, 2005



                                         CNOOC LIMITED AND ITS SUBSIDIARIES
                                           CONSOLIDATED INCOME STATEMENTS
                                FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                        Notes             2003                 2004                 2005                  2005
                                      ----------    -----------------    -----------------    ------------------    ---------------
                                                        RMB'000              RMB'000               RMB'000              US$'000
                                                       (Restated)           (Restated)
REVENUE
   Oil and gas sales                    7,27              28,116,831           36,886,019            53,417,669          6,619,126
   Marketing revenues                     8               12,398,661           18,191,353            15,901,325          1,970,376
   Other income                                              434,781              144,691               136,749             16,944
                                                    -----------------    -----------------    ------------------    ---------------

                                                          40,950,273           55,222,063            69,455,743          8,606,446
                                                    -----------------    -----------------    ------------------    ---------------
EXPENSES
   Operating expenses                                  (  4,512,809)         (  5,070,344)         (  5,934,598)       (   735,372)
   Production taxes                                    (  1,238,598)         (  1,725,674)         (  2,596,543)       (   321,745)
   Exploration expenses                                (    848,072)         (  1,316,160)         (  1,293,687)       (   160,304)
   Depreciation, depletion and
      amortisation                                     (  4,642,753)         (  5,455,062)         (  5,964,740)       (   739,107)
   Dismantlement                         28            (    167,326)         (    201,637)         (    252,857)       (    31,332)
   Impairment losses related to
     property, plant and equipment                                 -                     -              (90,190)           (11,176)
   Crude oil and product
     purchases                            8             (12,295,238)         ( 17,963,461)         ( 15,704,100)       ( 1,945,937)
   Selling and administrative
     expenses                             9            (  1,250,270)         (  1,104,348)         (  1,370,368)       (   169,806)
   Others                                              (    350,232)         (     45,844)         (     77,062)       (     9,548)
                                                    -----------------    -----------------    ------------------    ---------------

                                                       ( 25,305,298)         ( 32,882,530)         ( 33,284,145)       ( 4,124,327)
                                                    -----------------    -----------------    ------------------    ---------------

PROFIT FROM OPERATING ACTIVITIES                         15,644,975            22,339,533            36,171,598          4,482,119

Interest income                                              183,576              206,872               359,294             44,521
Financial costs                          10            (    354,940)         (    441,825)         (  1,100,532)       (   136,370)
Exchange gains/(losses), net                           (      6,746)               29,269               287,027             35,566
Investment income                                            123,483               72,438               247,893             30,717
Share of profit of associates                                220,263              344,469               307,075             38,050
Non-operating income/(expenses), net                         314,968              519,206                28,579              3,543
                                                    -----------------    -----------------    ------------------    ---------------

PROFIT BEFORE TAX                                         16,125,579           23,069,962            36,300,934          4,498,146

Tax                                      13            (   4,627,836)        (  6,930,826)         ( 10,977,812)       ( 1,360,290)
                                                    -----------------    -----------------    ------------------    ---------------

NET PROFIT                                                11,497,743           16,139,136            25,323,122          3,137,856
                                                    =================    =================    ==================    ===============

The accompanying notes are an integral part of these financial statements.





                                      CNOOC LIMITED AND ITS SUBSIDIARIES
                                    CONSOLIDATED INCOME STATEMENTS (CONT'D)
                             FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                       Notes            2003                2004                2005              2005
                                      ---------    ----------------    ---------------     ---------------    --------------
                                                       RMB'000            RMB'000             RMB'000            US$'000
                                                      (Restated)         (Restated)
DIVIDENDS
Special interim dividend
  declared in place of 2003
  final dividend *                                             --          2,617,526                  --             --
Interim                                 14              1,220,132          1,306,451           2,138,128        264,941
Special interim                         14              1,568,741          2,177,418           2,138,128        264,941
Proposed final*                         14              1,050,460          1,310,022           4,250,391        526,678
Proposed special final*                 14              1,575,691          2,183,371                  --             --
                                                   ----------------    ---------------     ---------------    --------------
                                                        5,415,024          9,594,788           8,526,647      1,056,560
                                                   ================    ===============     ===============    ==============

DIVIDENDS PER SHARE
Special interim dividend                                       --           RMB0.060                  --             --
  declared in place of 2003
  final dividend*
Interim                                 14               RMB0.030           RMB0.030            RMB0.052      US$ 0.006
Special interim                         14               RMB0.038           RMB0.050            RMB0.052      US$ 0.006
Proposed final*                         14               RMB0.026           RMB0.030            RMB0.103      US$ 0.013
Proposed special final*                 14               RMB0.038           RMB0.050                  --             --

EARNINGS PER SHARE
    Basic                               15                RMB0.28            RMB0.39             RMB0.62       US$ 0.08
    Diluted                             15                RMB0.28            RMB0.39             RMB0.61       US$ 0.08

EARNINGS PER ADS
    Basic                               15               RMB27.99           RMB39.31            RMB61.68       US$ 7.64
    Diluted                             15               RMB27.97           RMB39.19            RMB61.01       US$ 7.56



* The proposed final dividend and special final dividend for 2003 were cancelled and replaced by the special interim dividend declared in 2004.


The accompanying notes are an integral part of these financial statements.




                                      CNOOC LIMITED AND ITS SUBSIDIARIES
                                          CONSOLIDATED BALANCE SHEETS
                                FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                               Notes                2004                  2005                  2005
                                           --------------    --------------------   ------------------    -----------------
                                                                   RMB'000               RMB'000              US$'000
                                                                  (Restated)
NON-CURRENT ASSETS
Property, plant and equipment, net              16                     57,182,026           66,625,167            8,255,702
Intangible assets                               17                             --            1,299,643              161,042
Investments in associates                       18                      1,327,109            1,401,839              173,706
Available-for-sale financial assets                                            --            1,017,000              126,019
                                                             --------------------   ------------------    -----------------
                                                                       58,509,135           70,343,649            8,716,469
                                                             --------------------   ------------------    -----------------

CURRENT ASSETS
Accounts receivable, net                        19                      4,276,489            5,277,784              653,984
Inventories and supplies                        20                      1,147,294            1,199,626              148,649
Due from related companies                      27                      1,173,374            2,099,197              260,117
Other current assets                                                      556,931              806,115               99,887
Available-for-sale financial assets
   /Short term investments                      21                      5,444,113           13,846,935            1,715,811
Time deposits with maturities over
   three months                                                         8,603,000           12,200,000            1,511,735
Cash and cash equivalents                       27                     14,091,524            8,991,758            1,114,193
                                                             --------------------   ------------------    -----------------
                                                                       35,292,725           44,421,415            5,504,376
                                                             --------------------   ------------------    -----------------

TOTAL ASSETS                                                           93,801,860          114,765,064           14,220,845
                                                             ====================   ==================    =================

CURRENT LIABILITIES
Accounts payable                                22                      3,102,024            2,867,678              355,342
Other payables and accrued liabilities          23                      4,191,024            5,206,943              645,206
Current portion of long term bank loans         24                         24,364              825,674              102,311
Due to the parent company                      26,27                      370,060              488,482               60,529
Due to related companies                        27                        211,425              759,934               94,166
Tax payable                                     13                      2,503,466            3,467,505              429,668
                                                             --------------------   ------------------    -----------------
                                                                       10,402,363           13,616,216            1,687,222
                                                             --------------------   ------------------    -----------------

NON-CURRENT LIABILITIES
Long term bank loans                            24                        865,211               24,392                3,022
Long term guaranteed notes                      25                     16,313,550           16,531,780            2,048,497
Provision for dismantlement                     28                      3,089,448            4,161,663              515,683
Deferred tax liabilities                        13                      6,688,498            6,827,916              846,065
                                                             --------------------   ------------------    -----------------
                                                                       26,956,707           27,545,751            3,413,267
                                                             --------------------   ------------------    -----------------

CAPITAL AND RESERVES
Issued capital                                  29                        876,586              876,635              108,626
Reserves                                        30                     55,566,204           72,726,462            9,011,730
                                                             --------------------   ------------------    -----------------
                                                                       56,442,790           73,603,097            9,120,356
                                                             --------------------   ------------------    -----------------

TOTAL EQUITY AND LIABILITIES                                           93,801,860          114,765,064           14,220,845
                                                             ====================   ==================    =================

The accompanying notes are an integral part of these financial statements.





                                           CNOOC LIMITED AND ITS SUBSIDIARIES
                                                STATEMENTS OF CHANGES IN EQUITY
                                     FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003


                                                          Share
                                                        premium                                Statutory
                                           Issued   and capital         Asset    Cumulative     and non-
                                           share     redemption   revaluation   translation  distributive    Other      Retained
                                          capital       reserve       reserve       reserve      reserve   reserve      earnings
                                        ---------   -----------   ------------  -----------  ------------  -------      --------
                                          RMB'000       RMB'000       RMB'000       RMB'000      RMB'000   RMB'000       RMB'000
Balances at January 1, 2003 as
  previously reported                     876,978    20,761,205       274,671    (  13,596)    2,232,410         -    16,436,820
Cumulative adjustment for the
  adoption of HKFRS 2 (note 2.2)                -             -             -            -             -    25,755    (   25,755)


Cumulative adjustment for the
  adoption of HKAS 16 (note 2.2)                -             -     ( 274,671)          -              -         -             -
                                        ---------   -----------   ------------  -----------  ------------  -------      --------

Balances at January 1 2003
  as restated                             876,978    20,761,205             -      (13,596)    2,232,410    25,755    16,411,065

Exchange realignment                            -             -             -       36,243             -         -             -
                                        ---------   -----------   ------------  -----------  ------------  -------      --------

Total income and expenses for the
  year recognised directly in equity            -             -             -       36,243             -         -             -

Net profit for the year as restated             -             -             -            -             -         -    11,497,743
                                        ---------   -----------   ------------  -----------  ------------  -------      --------

Total income and expenses for the
  year                                          -             -             -       36,243             -         -    11,497,743
Appropriation to statutory reserve              -             -             -            -       818,079         -      (818,079)
2002 final dividends                            -             -             -            -             -         -    (1,307,408)
2002 special final dividends                    -             -             -            -             -         -    (1,307,408)
2003 interim dividends                          -             -             -            -             -         -    (1,220,132)
2003 special interim dividends                  -             -             -            -             -         -    (1,568,741)
Transfer to/(from) reserve                      -             -             -            -     5,000,000         -    (5,000,000)
Equity-settled share option expense             -             -             -            -             -    37,747             -
                                        ---------   -----------   ------------  -----------  ------------  -------      --------
Balances at December 31, 2003 as
  restated                                876,978    20,761,205             -       22,647     8,050,489    63,502    16,687,040
                                        =========   ===========   ============  ===========  ============  =======    ==========

Balances at January 1, 2004 as
  previously reported                     876,978    20,761,205       274,671       22,647     8,050,489         -    16,750,542

Cumulative adjustment for the
  adoption of HKFRS 2 (note 2.2)                -             -             -            -             -    63,502       (63,502)

Cumulative adjustment for the
    adoption of HKAS 16 (note 2.2)              -             -      (274,671)           -             -         -             -
                                        ---------   -----------   ------------  -----------  ------------  -------      --------
Balances at January 1, 2004
    as restated                           876,978    20,761,205             -       22,647     8,050,489    63,502    16,687,040

Exchange realignment                            -             -             -    (  42,301)            -         -             -
                                        ---------   -----------   ------------  -----------  ------------  -------      --------

Total income and expenses for the
  year recognised directly in equity            -             -             -    (  42,301)            -         -             -

Net profit for the year as restated             -             -             -            -             -         -    16,139,136
                                        ---------   -----------   ------------  -----------  ------------  -------      --------
Total income and expenses for the
  year                                          -             -             -      (42,301)            -         -    16,139,136

Repurchases of shares                        (392)            -             -            -             -         -       (60,761)

Transfer of reserve upon
  share repurchases                             -           392             -            -             -         -          (392)

2004 special interim dividend
  declared in place of 2003 final
  dividends                                     -             -             -            -             -         -    (2,617,526)

2004 interim dividends                          -             -             -            -             -         -    (1,306,451)

2004 special interim dividends                  -             -             -            -             -         -    (2,177,418)

Appropriation to statutory reserve              -             -             -            -     1,363,121         -    (1,363,121)

Equity-settled share option expenses            -             -             -            -             -    46,642             -
                                        ---------   -----------   ------------  -----------  ------------  -------      --------
Balances at 31 December 2004
     as restated                          876,586    20,761,597             -      (19,654)    9,413,610   110,144    25,300,507
                                        =========   ===========   ============  ===========  ============  =======    ==========


                                               Total
                                          -----------
                                             RMB'000
Balances at January 1, 2003 as
  previously reported                     40,568,488
Cumulative adjustment for the
  adoption of HKFRS 2 (note 2.2)                   -


Cumulative adjustment for the
  adoption of HKAS 16 (note 2.2)            (274,671)
                                          -----------

Balances at January 1 2003
  as restated                             40,293,817

Exchange realignment                          36,243
                                          -----------

Total income and expenses for the
  year recognised directly in equity          36,243

Net profit for the year as restated       11,497,743
                                          -----------
Total income and expenses for the year    11,533,986

Appropriation to statutory reserve                 -
2002 final dividends                      (1,307,408)
2002 special final dividends              (1,307,408)
2003 interim dividends                    (1,220,132)
2003 special interim dividends            (1,568,741)
Transfer to/(from) reserve                         -
Equity-settled share option expense           37,747
                                          -----------
Balances at December 31, 2003 as
  restated                                46,461,861
                                          ===========

Balances at January 1, 2004 as
  previously reported                     46,736,532

Cumulative adjustment for the
  adoption of HKFRS 2 (note 2.2)                   -

Cumulative adjustment for the
    adoption of HKAS 16 (note 2.2)          (274,671)
                                          -----------
Balances at January 1, 2004
    as restated                           46,461,861

Exchange realignment                      (   42,301)
                                          -----------

Total income and expenses for the
  year recognised directly in equity      (   42,301)

Net profit for the year as restated       16,139,136
                                          -----------
Total income and expenses for the
  year                                    16,096,835

Repurchases of shares                        (61,153)

Transfer of reserve upon
  share repurchases                                -

2004 special interim dividend
  declared in place of 2003 final
  dividends                               (2,617,526)

2004 interim dividends                    (1,306,451)

2004 special interim dividends            (2,177,418)

Appropriation to statutory reserve                 -

Equity-settled share option expenses          46,642
                                          -----------
Balances at 31 December 2004
     as restated                          56,442,790
                                          ===========




                                              CNOOC LIMITED AND ITS SUBSIDIARIES
                                           STATEMENTS OF CHANGES IN EQUITY (CONT'D)
                                     FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                        Share
                                                      premium                                Statutory
                                         Issued   and capital        Asset     Cumulative     and non-
                                          share    redemption  revaluation    translation distributive       Other    Retained
                                        capital       reserve      reserve        reserve      reserve     reserve    earnings
                                      ---------   -----------  -----------    -----------  -----------  ----------  ----------
                                        RMB'000       RMB'000      RMB'000        RMB'000      RMB'000   RMB'000       RMB'000
Balances at January 1 2005
   as previously reported               876,586    20,761,597      274,671       (19,654)    9,413,610        --    25,410,651

Cumulative adjustment for the
  adoption of HKFRS 2 (note 2.2)              -             -            -             -             -   110,144      (110,144)

Cumulative adjustment for the
    adoption of HKAS 16 (note 2.2)            -             -     (274,671)            -             -         -             -
                                      ---------   -----------  -----------    -----------  -----------  ----------  ----------

Balances at January 1 2005
    as restated                         876,586    20,761,597            -       (19,654)    9,413,610   110,144    25,300,507

Changes in fair value of
  available-for-sale investments              -             -            -             -             -    69,069             -

Exchange realignment                          -             -            -      (493,289)            -         -             -
                                      ---------   -----------  -----------    -----------  -----------  ----------  ----------

Total income and expenses for the
  year recognised directly in equity          -             -            -      (493,289)            -    69,069             -

Net profit for the year                       -             -            -             -             -         -    25,323,122
                                      ---------   -----------  -----------    -----------  -----------  ----------  ----------

Total income and expenses for the
  year                                        -             -            -      (493,289)            -    69,069    25,323,122

2004 final dividends                          -             -            -             -             -         -    (3,495,962)

2005 interim dividends                        -             -            -             -             -         -    (4,276,256)

Exercise of share options                    49         4,451            -             -             -         -             -

Appropriation to statutory reserve            -             -            -             -     2,268,364         -    (2,268,364)

Equity-settled share option expenses          -             -            -             -             -    29,123             -
                                      ---------   -----------  -----------    -----------  -----------  ----------  ----------

Balances at 31 December 2005            876,635    20,766,048            -      (512,943)   11,681,974   208,336    40,583,047
                                      =========   ===========  ===========    ===========  ===========  ==========  ==========




                                                       Total
                                                 -----------
                                                     RMB'000
Balances at January 1 2005
   as previously reported                         56,717,461

Cumulative adjustment for the
  adoption of HKFRS 2 (note 2.2)                           -

Cumulative adjustment for the
    adoption of HKAS 16 (note 2.2)                  (274,671)
                                                 -----------

Balances at January 1 2005
    as restated                                   56,442,790

Changes in fair value of
  available-for-sale investments                      69,069

Exchange realignment                                (493,289)
                                                 -----------

Total income and expenses for the
  year recognised directly in equity                (424,220)

Net profit for the year                           25,323,122
                                                 -----------

Total income and expenses for the
  year                                            24,898,902

2004 final dividends                              (3,495,962)

2005 interim dividends                            (4,276,256)

Exercise of share options                              4,500

Appropriation to statutory reserve                         -

Equity-settled share option expenses                  29,123
                                                 -----------

Balances at 31 December 2005                      73,603,097
                                                 ===========



  * These reserve accounts comprise the consolidated reserves of RMB72,726,462,000 (2004: RMB55,566,204,000
    (restated), 2003: RMB45,584,883,000 (restated)), in the consolidated balance sheet.

  The accompanying notes are an integral part of these financial statements.




                                      CNOOC LIMITED AND ITS SUBSIDIARIES
                                       CONSOLIDATED CASH FLOW STATEMENTS
                             FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003


                                                  Notes        2003             2004             2005             2005
                                                 ------    -------------   --------------   -------------   ----------------
                                                              RMB'000         RMB'000          RMB'000          US$'000
OPERATING ACTIVITIES
Cash generated from operations                    32(a)      21,142,911       29,705,761      41,695,648        5,166,619
Income taxes paid                                          (  3,514,807)    (  7,402,280)   (  9,849,454)   (   1,220,472)
Income tax refund                                                     -                -               -                -
Interest received                                               183,576          206,871         359,294           44,521
Dividends received                                               90,000          135,000         232,346           28,791
Short term investments income received                           55,840            4,626          45,785            5,673
Interest paid                                              (    138,801)    (    322,118)   (    329,797)   (      40,866)
                                                           -------------    -------------   -------------   --------------

Net cash inflow from operating activities                    17,818,719       22,327,860      32,153,822        3,984,266
                                                           -------------    -------------   -------------   --------------

INVESTING ACTIVITIES
Acquisition of and prepayment for oil and gas
     properties                                   32(b)    (  4,100,900)    (  5,779,140)   (    864,007)   (     107,061)
Additions of property, plant and equipment                 (  8,271,564)    ( 12,842,905)   ( 16,605,548)   (   2,057,638)
Proceeds from disposals of property, plant and
    equipment                                                         -                -               -                -
Investment in an associate                                 (    450,000)               -               -                -
(Increase)/decrease in time deposits with
    maturities over three months                               2,367,000    (  6,280,000)   (  3,597,000)   (     445,714)
Purchase of available-for-sale financial
     assets/ short term investments                        (   8,144,702)   (  5,735,093)   ( 21,487,478)   (   2,662,571)
Disposals of available-for-sale financial
     assets/ short term investments                            9,087,581       6,029,946      13,204,817        1,636,244
                                                           -------------    -------------   -------------   --------------

Net cash outflow from investing activities                 (   9,512,585)   ( 24,607,192)   ( 29,349,216)   (   3,636,740)
                                                           --------------   -------------   -------------   --------------

FINANCING ACTIVITIES
Proceeds from issuance of long term guaranteed
     notes                                                     3,995,773       8,154,085               -                -
Repayment of bank loans                                    (     336,938)   (     21,075)   (     18,654)   (       2,312)
Dividends paid                                             (   5,403,689)   (  6,101,395)   (  7,772,218)   (     963,076)
Share repurchases                                                      -    (     61,153)              -                -
Proceeds from exercise of share options                                -               -           4,500              558
                                                           --------------   -------------   -------------   --------------

Net cash (outflow)/inflow from financing
     activities                                            (   1,744,854)      1,970,462    (  7,786,372)   (    964,830)
                                                           --------------   -------------   -------------   --------------

NET INCREASE/(DECREASE)IN CASH AND CASH EQUIVALENTS            6,561,280    (    308,870)   (  4,981,766)   (     617,304)

Cash and cash equivalents at beginning of year                 7,839,114      14,400,394      14,091,524        1,746,118

Effect of foreign exchange rate changes, net                           -               -    (    118,000)   (      14,621)
                                                           --------------   -------------   -------------   --------------


CASH AND CASH EQUIVALENTS AT END OF YEAR                      14,400,394      14,091,524        8,991,758       1,114,193
                                                           --------------   -------------    -------------   --------------

ANALYSIS OF BALANCES OF CASH AND CASH
    EQUIVALENTS

Cash and cash equivalents  balances                           14,400,394      14,091,524        8,991,758       1,114,193
                                                           ==============  ==============    =============   =============


  The accompanying notes are an integral part of these financial statements.



                                              CNOOC LIMITED AND ITS SUBSIDIARIES
                                                 NOTES TO FINANCIAL STATEMENTS
                                  (All amounts expressed in Renminbi unless otherwise stated)



1.    CORPORATE INFORMATION

      CNOOC Limited (the "Company") was incorporated in the Hong Kong Special
      Administrative Region ("Hong Kong"), the People's Republic of China (the
      "PRC") on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries.
      During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

      The registered office address is 65/F, Bank of China Tower, 1 Garden
      Road, Hong Kong.

      In the opinion of the directors, the parent and the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.


      Particulars of the principal subsidiaries are as follows:

                                                                Nominal value of
                                                                 issued and paid    Percentage of
                                       Place and date of             /registered           equity
                                       incorporation/             ordinary share     attributable
       Name                            establishment                     capital     to the Group   Principal activities
       ---------------------------     ---------------------   -------------------  -------------   --------------------
       Directly held subsidiaries:

       CNOOC China Limited             Tianjin, the PRC            RMB15 billion             100%     Offshore petroleum
                                       September 15, 1999                                                   exploration,
                                                                                                            development,
                                                                                                     production and sale
                                                                                                              in the PRC

       CNOOC International Limited     British Virgin                       US$2             100%     Investment holding
                                       Islands
                                       August 23, 1999

       China Offshore Oil              Singapore                     S$3 million             100%     Sale and marketing
          (Singapore) International    May 14, 1993                                                 of petroleum outside
          Pte., Ltd.                                                                                          of the PRC

       CNOOC Finance (2002) Limited    British Virgin                   US$1,000             100%          Bond issuance
                                       Islands
                                       January 24, 2002

       CNOOC Finance (2003) Limited    British Virgin                   US$1,000             100%          Bond issuance
                                       Islands
                                       April 2, 2003

       CNOOC Finance (2004) Limited    British Virgin                   US$1,000             100%          Bond issuance
                                       Islands
                                       December 9, 2004


       Indirectly held subsidiaries*:

       Malacca Petroleum Limited       Bermuda                         US$12,000             100%     Offshore petroleum
                                       November 2, 1995                                                     exploration,
                                                                                                         development and
                                                                                                           production in
                                                                                                               Indonesia



                                                 CNOOC LIMITED AND ITS SUBSIDIARIES
                                                    NOTES TO FINANCIAL STATEMENTS
                                     (All amounts expressed in Renminbi unless otherwise stated)


1.       CORPORATE INFORMATION (CONT'D)

                                                                Nominal value of
                                                                 issued and paid     Percentage of
                                       Place and date of             /registered            equity
                                       incorporation/             ordinary share   attributable to
         Name                          establishment                     capital         the Group    Principal activities
         ----------------------------- ---------------------   -----------------   ---------------    --------------------
         Indirectly held subsidiaries* (cont'd):

         OOGC America, Inc.            State of Delaware,               US$1,000              100%      Investment holding
                                       United States of
                                       America
                                       September 2, 1997

         OOGC Malacca Limited          Bermuda                         US$12,000              100%      Offshore petroleum
                                       November 2, 1995                                                       exploration,
                                                                                                           development and
                                                                                                             production in
                                                                                                                 Indonesia

         CNOOC Southeast Asia Limited  Bermuda                         US$12,000              100%      Investment holding
                                       May 16, 1997

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

         CNOOC Poleng Ltd.             Labuan, F.T.,                        US$1              100%      Offshore petroleum
                                       Malaysia                                                               exploration,
                                       March 27, 2002                                                      development and
                                                                                                             production in
                                                                                                                 Indonesia

         CNOOC Madura Ltd.             Labuan, F.T.,                        US$1              100%      Offshore petroleum
                                       Malaysia                                                               exploration,
                                       March 27, 2002                                                      development and
                                                                                                             production in
                                                                                                                 Indonesia

         CNOOC Blora Ltd.              Labuan, F.T.,                        US$1              100%       Onshore petroleum
                                       Malaysia                                                               exploration,
                                       March 27, 2002                                                      development and
                                                                                                             production in
                                                                                                                 Indonesia




                                                 CNOOC LIMITED AND ITS SUBSIDIARIES
                                                    NOTES TO FINANCIAL STATEMENTS
                                     (All amounts expressed in Renminbi unless otherwise stated)


1.       CORPORATE INFORMATION (CONT'D)

                                                               Nominal value of
                                                                issued and paid      Percentage of
                                         Place and date of          /registered             equity
                                         incorporation/          ordinary share    attributable to
         Name                            establishment                  capital          the Group   Principal activities
         -----------------------------  -------------------    ----------------    ---------------   --------------------
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

2.1      BASIS OF PREPARATION

         These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention except for available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand (RMB'000) except when otherwise indicated.

         Basis of consolidation

         The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2005. The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

         The acquisition of subsidiaries or an interest in a joint venture or associate during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued (if any) and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


2.2   IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS
      ("HKFRSs")

      The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and interpretations, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after January 1, 2005. The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

      HKAS 1               Presentation of Financial Statements
      HKAS 2               Inventories
      HKAS 7               Cash Flow Statements
      HKAS 8               Accounting Policies, Changes in Accounting Estimates and Errors
      HKAS 10              Events after the Balance Sheet Date
      HKAS 12              Income Taxes
      HKAS 14              Segment Reporting
      HKAS 16              Property, Plant and Equipment
      HKAS 17              Leases
      HKAS 18              Revenue
      HKAS 19              Employee Benefits
      HKAS 21              The Effects of Changes in Foreign Exchange Rates
      HKAS 23              Borrowing Costs
      HKAS 24              Related Party Disclosures
      HKAS 27              Consolidated and Separate Financial Statements
      HKAS 28              Investments in Associates
      HKAS 31              Interests in Joint Ventures
      HKAS 32              Financial Instruments: Disclosure and Presentation
      HKAS 33              Earnings per Share
      HKAS 36              Impairment of Assets
      HKAS 37              Provisions, Contingent Liabilities and Contingent Assets
      HKAS 38              Intangible Assets
      HKAS 39              Financial Instruments: Recognition and Measurement
      HKAS 39 Amendment    Transition and Initial Recognition of Financial Assets and Financial Liabilities
      HKFRS 2              Share-based Payment
      HKFRS 3              Business Combinations


      The adoption of HKASs 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24,
      27, 28, 31, 33, 36, 37, 38 and HKFRS 3 has no material impact on the accounting policies of the Group and the methods of computation in the Group's financial statements. The impacts of adopting other HKFRSs are detailed as follows:

      (a)    HKAS 16 - Property, Plant and Equipment
             In prior years, the Group's property, plant and equipment were classified into three categories: oil and gas properties, land and buildings (representing the onshore terminals for oil and gas processing), and vehicles and office equipment. Land and buildings were stated at valuation less accumulated depreciation. Depreciation for land and buildings is calculated on the straight-line basis at an annual rate estimated to write off the valuation of each asset over its expected useful life, ranging from 30 to 50 years.

             According to HKAS 16, property, plant and equipment are required to be categorised by major component and different useful lives, if any, should be applied in calculating the depreciation.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")(CONT'D)

       (a)    HKAS 16 - Property, Plant and Equipment (continued)

              Upon the adoption of HKAS 16, the Group has classified its property, plant and equipment into two categories: oil and gas properties and vehicles and office equipment. The Group has reclassified the onshore terminals previously classified as land and buildings to oil and gas properties as they will be used in similar operations and are expected to have similar economic useful lives.

              The Group has also decided to change its accounting policy to state the onshore terminals at cost instead of valuation and to amortise those terminals by the unit-of-production method on a property-by-property basis computed based on the total estimated units of proved developed reserves instead of the straight line method. Management believes the new policy will provide more relevant information and consistent accounting approach for oil and gas related assets.

              The effect of this change in accounting policy is to decrease both property, plant and equipment and the revaluation reserve as at January 1, 2005 and 2004 by RMB 274,671,000. No adjustment was made to the prior years' amounts as the impact on the prior years' consolidated income statements was not material. The effects of the above changes are summarized in note 2.4 to the financial statements.

       (b)    HKASs 32 and 39 - Financial Instruments

              (i)   Investments in equity and debt securities

              In prior periods, the Group classified its investments in short term debt and equity securities as short term investments which were not intended to be held on a continuing basis and those investments were stated at fair value at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of such securities were credited or charged to the income statement in the period in which they arose.

              Upon the adoption of HKAS 39, these securities held by the Group at January 1, 2005 in the amount of RMB 5,444,113,000 were designated as available-for-sale investments under the transitional provisions of HKAS 39 and accordingly are stated at fair value with gains or losses being recognised as a separate component of equity until subsequent derecognition or impairment.

              (ii)  Convertible bonds

              In prior periods, convertible bonds were stated at amortised cost.

              Upon the adoption of HKAS 32 and HKAS 39, the Group's convertible bonds issued with a cash settlement option and other derivative features are split into liability and derivative components based on their fair values for measurement purposes. The effects of the above changes are summarised in note 2.4 to the financial statements. In accordance with HKAS 32, comparative amounts have been restated.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")(CONT'D)

      (c)    HKFRS 2 - Share-based Payment

             In prior periods, no recognition and measurement of share-based transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

             Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

             The main impact of HKFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for employee share options. The revised accounting policy for share-based payment transactions is described in more detail in note 3 "Summary of significant Accounting Policies" below.

             The Group has adopted the provisions of HKFRS 2 retrospectively to all stock options granted from the date of its incorporation. The effects of adopting HKFRS 2 are summarized in note 2.4 to the financial statements.

2.3   IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING
      STANDARDS

      The HKICPA has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in these financial statements. The following new and revised HKFRSs, although not early adopted by the Group, will have impact on the Group's financial statements in the period of initial application. Unless otherwise stated, the following HKFRSs are effective for accounting periods beginning on or after January 1, 2006:

      HKAS 1 Amendment                Capital Disclosures
      HKAS 21 Amendment               The effects of Changes in Foreign
                                      Exchange Rate - Net Investment in a
                                      Foreign Operation
      HKAS 39 Amendment               Cash Flow Hedge Accounting of Forecast
                                      Intragroup Transactions
      HKAS 39 Amendment               The Fair Value Option
      HKFRSs 1 & 6 Amendments         First-time Adoption of Hong Kong
                                      Financial Reporting Standards and
                                      Exploration for and Evaluation of Mineral
                                      Resources
      HKFRS 6                         Exploration for and Evaluation of Mineral
                                      Resources
      HKFRS 7                         Financial Instruments: Disclosures
      HK(IFRIC)-Int 4                 Determining whether an Arrangement
                                      contains a Lease
      HK(IFRIC)-Int 5                 Rights to Interests arising from
                                      Decommissioning, Restoration and
                                      Environmental Rehabilitation Funds

      The HKAS 1 Amendment shall be applied for accounting periods beginning on or after January 1, 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)



2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS (CONT'D)

       HKFRS 6 deals with the accounting for exploration for and evaluation of mineral resources, including oil and gas. This HKFRS should be applied for accounting periods beginning on or after January 1, 2006. The Group expects that the adoption of HKFRS 6 will not have any significant impact on its results of operations and financial position.

       HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for accounting periods beginning on or after January 1, 2007.

       Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.


2.4    SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES

       (a)  Effect on the consolidated balance sheet

                                                          Effect of adopting
                                            ---------------------------------------------
            At  January 1, 2005                              HKAS 16#             HKFRS 2#
            Effect of new policies                    Property, plant       Recognition of
            Increase/(decrease)                         and equipment  share-based payment                 Total
                                                              RMB'000              RMB'000               RMB'000

            Assets
            Property, plant and equipment, net               (274,671)                 --               (274,671)
                                                                                                        -----------

            Liabilities/equity
            Asset revaluation reserve                        (274,671)                 --               (274,671)
            Other reserves                                          --              110,144              110,144
            Retained earnings                                       --             (110,144)            (110,144)
                                                                                                        -----------

                                                                                                        (274,671)
                                                                                                        -----------



                                                                Effect of adopting
                                            -------------------------------------------------------------------

                                                 HKAS 16#        HKASs 32             HKAS 39*            HKFRS 2#
            At  December 31,  2005                             and 39*            Change in      Recognition of
            Effect of new policies        Property, plant     Convertible    classification of         share-based
            Increase/(decrease)             and equipment           bonds   equity investments             payment          Total
                                                  RMB'000         RMB'000              RMB'000             RMB'000        RMB'000

            Assets
            Property, plant and equipment, net   (274,671)             --                   --                  --       (274,671)
                                                                                                                       ------------

            Liabilities/equity
            Long term guaranteed notes                 --         373,060                   --                 --        373,060
            Asset revaluation reserve            (274,671)             --                   --                 --       (274,671)
            Other reserves                             --              --               69,069            139,267        208,336
            Retained earnings                          --        (373,060)             (69,069)          (139,267)      (581,396)
                                                                                                                       ------------

                                                                                                                        (274,671)
                                                                                                                       ------------

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


2.4  SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES (CONT'D)
     (b) Effects on the balances of equity at January 1, 2003, 2004 and 2005

                                              Effect of adopting
                                  ---------------------------------------------
                                                           HKAS 16#                    HKFRS 2#
          Effect of new policies                    Property, plant              Recognition of
          Increase/(decrease)                         and equipment         share-based payment          Total
                                                            RMB'000                     RMB'000        RMB'000
          January 1, 2003
          Asset revaluation reserve                        (274,671)                         --        (274,671)
          Other reserves                                         --                      25,755          25,755
          Retained earnings                                      --                     (25,755)        (25,755)
                                                                                                    ------------
                                                                                                       (274,671)
                                                                                                    ------------

          January 1, 2004
          Asset revaluation reserve                        (274,671)                         --        (274,671)
          Other reserves                                          --                     63,502          63,502
          Retained earnings                                       --                    (63,502)        (63,502)


                                                                                                       (274,671)
                                                                                                    ------------
          January 1, 2005

          Asset revaluation reserve                        (274,671)                         --        (274,671)
          Other reserves                                          --                    110,144         110,144
          Retained earnings                                       --                   (110,144)       (110,144)
                                                                                                    ------------

                                                                                                       (274,671)
                                                                                                    ------------

             * Adjustments taken effect prospectively from January 1, 2005.
             # Adjustments taken effect retrospectively.

     (c) Effect on the consolidated income statement for the years ended
         December 31, 2005, 2004 and 2003

                                                     Effect of adopting
                                            ---------------------------------------------------
                                                 HKAS 16           HKAS 39           HKFRS 2
                                                                              Recognition of
                                         Property, plant       Convertible       share-based
          Effect of new policies           and equipment             bonds           payment             Total
                                                 RMB'000           RMB'000           RMB'000           RMB'000

          Year ended  December 31, 2005
          Increase in depreciation,
            depletion and amortisation            19,269                --                --            19,269
          Increase in a loss on embedded
            derivatives in convertible bonds          --           373,060                --           373,060
          Increase in selling and
            administrative expenses                   --                --            29,123            29,123

                                        ------------------------------------------------------------------------

          Total decrease in profit                19,269           373,060            29,123           421,452
                                        ------------------------------------------------------------------------

          Year ended  December 31, 2004
          Increase in selling and
            administrative expenses                   --                --            46,642            46,642
                                        ------------------------------------------------------------------------

          Total decrease in profit                    --                --            46,642            46,642
                                        ------------------------------------------------------------------------

          Year ended  December 31, 2003
          Increase in selling and
            administrative expenses                   --                --            37,747            37,747
                                        ------------------------------------------------------------------------

          Total decrease in profit                    --                --            37,747            37,747
                                        ------------------------------------------------------------------------

          There was no material impact on basic earnings per share and diluted earnings per share for the years ended December
          31, 2005, 2004 and 2003 for the adoption of the above new policies.



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

      Associates

      An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

      The Group's share of the post-acquisition results and reserves of the associates are included in the consolidated income statement and consolidated reserves, respectively. The Group's proportionate interests in the associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

      Joint Ventures

      Certain of the group's activities are conducted through joint arrangements, including the production sharing arrangements detailed in note 5 below. These arrangements are a form of joint venture whereby a contractual arrangement exists between two or more parties to undertake an economic activity that is subject to joint control. These joint arrangements are included in the consolidated financial statements in proportion to the group's interests in the income, expenses, assets and liabilities of these arrangements.

      Related parties

      A party is considered to be related to the Group if:

     (a)  the party directly or indirectly through one or more intermediaries,
          (i) controls, is controlled by, or is under common control with, the Group ; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

     (b)  the party is an associate;

     (c)  the party is a jointly controlled entity;

     (d) the party is a member of the key management personnel of the Group or its parent;

     (e) the party is a close member of the family of any individual referred to in (a) or (d); or

     (f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Impairment of assets

      Where an indication of impairment exists, or when annual impairment testing for an asset (other than inventories and financial assets) is required, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

      An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises.

      An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated.

      A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

      A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Property, plant and equipment

      Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment.

     (i)  Oil and gas properties
            For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgment. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments which extend the economic lives of the assets, and the borrowing costs arising from borrowings used to finance the development of oil and gas properties before they are substantially ready for production are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

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

            Capitalised acquisition costs of proved properties are amortised by the unit-of-production method on a property-by-property basis computed according to the total estimated units of proved reserves.

            The Group estimates future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practices. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. No market-risk premium has been included in the Company's calculation of asset retirement obligations balances since no reliable estimate can be made by the Company.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Property, plant and equipment (cont'd)

      (ii)  Vehicles and office equipment

            Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years.

      Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

      Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each balance sheet date.

      An item of property, plant and equipment is derecognised upon disposal or where no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year that the asset is derecognised is the difference between the net sales proceeds and the carrying value of the relevant asset.


      Intangible assets

      The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

      The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed as least at each balance sheet date.


      Research and development costs

      All research costs are charged to the income statement as incurred.

      Expenditure (other than relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Investments and other financial assets

      Applicable to the year ended December 31, 2004:

      Short term investment
      Short term investments are investments in debt and equity securities not intended to be held on a continuing basis and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement in the period in which they arise.

      Applicable to the year ended December 31, 2005:

      Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

      All regular way purchases and sales of financial assets are recognised on the trade date i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

     (a)  Financial assets at fair value through profit or loss
          Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement.

     (b)  Loans and receivables
          Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are included in non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

     (c)  Held-to-maturity investments
          During this year, the Group did not hold any investments assets in this category.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Investments and other financial assets (continued)

     (d)  Available-for-sale financial assets
          Available-for-sale financial assets are those non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

          When the fair value of unlisted equity securities can not be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant or that investment or
          (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

      Fair Value
      The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid price at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

      Impairment of financial assets (Applicable to the year ended December 31, 2005)

      The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired.

      Assets carried at amortised cost
      If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

      The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Impairment of financial assets (Applicable to the year ended December 31, 2005) (continued)

      If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

      Available-for-sale financial assets If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Impairment losses on equity instruments classified as available-for-sale are not reversed through profit or loss.

      Derecognition of financial assets (applicable to the year ended December 31, 2005) A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

      o     the rights to receive cash flows from the asset have expired;

      o the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay in full without material delay to a third party under a "pass-through" arrangement; or

      o the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

      Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

      Where continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Interest-bearing loans and borrowings

      All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

      After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

      Gains and losses are recognised in net profit or loss when the liabilities are derecognised as well as through the amortisation process.

      Convertible bonds

      The Group's convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components according to their fair values for measurement purposes.

      The fair value of the liability component is determined using the market rate for an equivalent non-convertible bond on the issuance of convertible bonds and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The derivative component is remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement. Both the liability and the related embedded derivative components are presented together for financial statements reporting purposes.

      Derecognition of financial liabilities (applicable to the year ended December 31, 2005)

      A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

      When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

      Derivative financial instruments (applicable to the year ended December 31, 2005)

      The Group uses currency swaps to hedge its risks associated with currency exchange fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

      Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year.

      The fair value of currency swap contracts is determined by reference to market values for similar instruments.

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Income tax

      Income tax comprises current and deferred tax. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period directly in equity.

      Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

      Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

      Deferred tax liabilities are recognised for all taxable temporary differences:

      o Except where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

      o in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

      o Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

      o in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

      The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

      Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

      Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Revenue recognition

      Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

     (i)  Oil and gas sales
          Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and PRC government share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

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

          The Group has entered into gas sales contracts with customers which contain take-or-pay clauses. The clauses require those customers to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, those customers must pay for the deficiency gas, even though the gas is not taken. Those customers can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until any make-up gas is taken by those customers or the expiry of the contracts.

     (ii) Marketing revenues
          Marketing revenues represent sales of oil purchased from the foreign partner under the production sharing contracts and revenues from the trading of oil through the Company's subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil sold is included in crude oil and product purchases.

    (iii) Other income
          Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services are rendered.

     (iv) Dividend income
          Dividend income is recognised when the shareholders' right to receive payment has been established.

     (v)  Interest income
          Interest income from deposits placed with banks and other financial instruments is recognised on a time proportion basis taking into account the effective yield on the assets.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     Employee benefits

     Share-based payment transactions
     The Company has adopted share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group will from time to time receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

     The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using a Black-Scholes model, further details of which are given in note 31. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

     The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expenses recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

     No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

     Where the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

     Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expenses not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. The Group has adopted the provisions of HKFRS 2 retrospectively to all stock options granted from the date of its incorporation.

     The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     Retirement and termination benefits

     The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 5% to 22% of the employees' basic salaries. The Group's contributions to these defined contribution plans are charged to expense in the year to which they relate.


     Dividends

     Final and special final dividends proposed by the directors are classified as a separate allocation of retained earnings within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

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

     To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised incurred during a period should not exceed the amount of borrowing cost incurred during that period.

     Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to the borrowing, and amortisation of ancillary costs incurred in connection with arranging the borrowing.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     Foreign currencies

     These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. Exchange differences are dealt with in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

     On consolidation, the balance sheet of the Company and the overseas subsidiaries, other than the subsidiaries in the PRC, are translated into RMB at the exchange rates ruling at the balance sheet date and, their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting translation differences are included in the cumulative translation reserve.

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


     Operating leases

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


     Use of estimates

     The preparation of financial statements in conformity with Hong Kong GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, purchase price allocation, provision for dismantlement and impairment as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions. More details are given in notes 3, 16 and 28.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


4.   ACQUISITIONS

     During the year, the Group completed the acquisition of the North West Shelf Project ("NWS Project"), including an interest of approximately 5.3% in the NWS Project and a 25% interest in the China LNG Joint Venture, a new joint venture established within the NWS Project. The Group acquired the NWS Project to expand its upstream oil and gas reserves and production. The Group's participation in the NWS Project has not started commercial operations.

     Details of the net assets acquired are as follows:

     Purchase consideration:                                           RMB'000
                                                                 -------------

     Consideration paid                                              4,341,783
     Direct costs relating to the acquisition                           87,522
                                                                 --------------

     Total purchase consideration                                    4,429,305
                                                                 --------------

     The assets and liabilities arising from the acquisition are as follows:

                                                                       RMB'000
                                                                 --------------

     Oil and gas properties                                          3,129,662
     Intangible assets - gas processing rights                       1,299,643
                                                                 --------------

     Net assets acquired                                             4,429,305
                                                                 --------------

     Purchase consideration settled in cash                          4,429,305
                                                                 --------------

     The purchase price allocation set out above is still preliminary, pending the confirmation of the tax basis of the underlying assets.

     The interest of the Group in the NWS Project has been charged to the other partners of the Project as security for certain of the Group's liabilities relating to the Project.

     In addition, the Company, through its wholly-owned subsidiary, has signed an agreement with a Canadian based company, MEG Energy Corporation ("MEG"), to acquire a 16.69% equity interest in MEG. The Company completed the transaction and paid C$150 million (equivalent of RMB1,017 million) for the acquisition of 13,636,364 common shares of MEG in March 2005. MEG is principally engaged in the exploitation and production of oil sands. The investment in the unlisted shares of this company is accounted for as a non-current available-for-sales asset and is stated at cost less any impairment.

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

     After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective participating interests.


     In general, the Group has the option to take up to 51% participating interest in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

     After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the proportional method under which the Group recognises its share of development costs, revenues and expenses from such operations according to its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners' share of development costs and revenues and expenses from such operations.

     Part of the annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay the value-added tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interest according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners according to their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

     The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for sale in the PRC market.


     Overseas

     The Group and the other partners to the overseas production sharing contracts are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

     The Group's net interest in the production sharing contracts in overseas consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and the domestic market obligation.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

6.   SEGMENT INFORMATION

     Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

     Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

     (a)    Business segments

            The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income taxes.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)



6.    SEGMENT INFORMATION (CONT'D)

(a)   Business segments (cont'd)

      The following table presents revenue, profit and certain assets, liabilities and expenditures information for the Group's business segments for the years ended December 31, 2005 and 2004.


                                                Independent operations                   Production sharing contracts
                                         ------------------------------------------------------------------------------------------
Segment revenue                                  2003            2004            2005            2003            2004         2005
---------------                          ------------    ------------    ------------    ------------    ------------   -----------
                                              RMB'000         RMB'000       RMB'000           RMB'000         RMB'000       RMB'000

                                           (Restated)     (Restated)                       (Restated)      (Restated)
Sales to external customers:
    Oil and gas sales                      12,040,587      15,177,621      22,808,733      16,076,244      21,708,398    30,608,936
    Marketing revenues                             --              --              --              --              --            --
Intersegment revenues                              --         920,669       1,598,171       3,730,797       2,551,181     7,467,429
Other income                                    8,468           6,139          13,093         424,493         136,942       103,047
                                         ------------    ------------    ------------    ------------    ------------  ------------
Total                                      12,049,055      16,104,429      24,419,997      20,231,534      24,396,521    38,179,412
                                         ------------    ------------    ------------    ------------    ------------  ------------
Segment results
---------------

Operating expenses                         (1,579,004)     (1,828,614)     (2,095,273)     (2,933,805)     (3,241,730)   (3,839,325)
Production taxes                             (626,897)       (775,210)     (1,154,771)       (611,701)       (950,464)   (1,441,772)
Exploration costs                            (590,541)     (1,136,055)     (1,025,993)       (257,531)       (180,105)     (267,694)
Depreciation, depletion and amortisation   (1,855,983)     (2,235,064)     (2,554,896)     (2,786,770)     (3,219,998)   (3,409,844)
Dismantlement                                 (96,206)       (117,310)       (152,796)        (71,120)        (84,327)     (100,061)
Impairment loss related to  property,
      plant and equipment                          --              --         (39,494)             --              --       (50,696)
Crude oil and product purchases                    --        (920,669)     (1,598,171)     (3,730,797)     (2,551,181)   (7,467,429)
Selling and administrative expenses           (62,247)        (50,721)        (39,486)       (666,369)       (557,521)     (676,062)
Others                                        (36,406)             --              --        (313,826)        (45,844)      (77,062)
Interest income                                    --              --              --          14,302           2,077         7,328
Finance costs                                 (60,358)       (135,119)       (183,325)        (20,817)        (64,956)      (94,885)
Exchange gains/(losses), net                       --              --              --             124         (15,308)       (5,119)
Investments income                                 --              --              --              --              --            --
Share of profit of associates                      --              --              --              --              --            --
Non-operating income/(expenses), net               --              --              --              --              --            --
Tax                                                --              --              --              --              --            --
                                         ------------    ------------    ------------    ------------    ------------   ------------
Net profit                                  7,141,413       8,905,667      15,575,792       8,853,224      13,487,164    20,756,791
                                         ------------    ------------    ------------    ------------    ------------   ------------
Other segment information
-------------------------

Segment assets                             36,087,581      21,120,584      25,054,275      26,821,223      37,851,716     51,125,491
Investment in associates                           --              --              --              --              --            --
                                         ------------    ------------    ------------    ------------    ------------     ----------
Total assets                               36,087,581      21,120,584      25,054,275      26,821,223      37,851,716     51,125,491
Segment liabilities                        (3,554,720)     (3,913,905)     (5,187,124)    (12,620,113)    (11,453,307)  (12,876,516)
Capital expenditure                         5,960,071       6,309,397       7,806,927       2,264,625      13,145,839      8,914,306
                                         ============    ============    ============    ============    ============   ============


                                                                    Trading business
                                                 --------------------------------------------
Segment revenue                                          2003            2004            2005
---------------                                  ------------    ------------    ------------
                                                      RMB'000         RMB'000         RMB'000

                                                  (Restated)      (Restated)
Sales to external customers:
    Oil and gas sales                                      --              --              --
    Marketing revenues                             12,398,661      18,191,353      15,901,325
Intersegment revenues                                      --              --              --
Other income                                               --              --              --
                                                 ------------    ------------    ------------
Total                                              12,398,661      18,191,353      15,901,325
                                                 ------------    ------------    ------------
Segment results
---------------

Operating expenses                                         --              --              --
Production taxes                                           --              --              --
Exploration costs                                          --              --              --
Depreciation, depletion and amortisation                   --              --              --
Dismantlement                                              --              --              --
Impairment loss related to  property, plant
and equipment                                              --              --              --

Crude oil and product purchases                   (12,295,238)    (17,963,461)    (15,704,100)
Selling and administrative expenses                        --              --              --
Others                                                     --              --              --
Interest income                                            --              --              --
Finance costs                                              --              --              --
Exchange gains/(losses), net                               --              --              --
Investments income                                         --              --              --
Share of profit of associates                              --              --              --
Non-operating income/(expenses), net                       --              --              --
Tax                                                        --              --              --
                                                 ------------    ------------    ------------
Net profit                                            103,423         227,892         197,225
                                                 ------------    ------------    ------------
Other segment information
-------------------------

Segment assets                                      2,629,009       1,712,212       2,413,195
Investment in associates                                   --              --              --
                                                 ------------    ------------    ------------
Total assets                                        2,629,009       1,712,212       2,413,195
Segment liabilities                                (2,173,828)       (809,663)       (667,336)
Capital expenditure                                        --              --              --
                                                 ============    ============    ============

                                                     Unallocated                                     Eliminations
                                              ----------------------------------------------------------------------------
Segment revenue                                       2003            2004            2005            2003            2004
---------------                               ------------    ------------    ------------    ------------    ------------
                                                   RMB'000         RMB'000         RMB'000         RMB'000         RMB'000

                                               (Restated)     (Restated)                        (Restated)       (Restated)
Sales to external customers:
    Oil and gas sales                                   --              --              --              --              --
    Marketing revenues                                  --              --              --              --              --
Intersegment revenues                                   --              --              --      (3,730,797)     (3,471,850)
Other income                                         1,820           1,610          20,609              --              --
                                              ------------    ------------    ------------    ------------    ------------
Total                                                1,820           1,610          20,609      (3,730,797)     (3,471,850)
                                              ------------    ------------    ------------    ------------    ------------
Segment results
---------------

Operating expenses                                      --              --              --              --              --
Production taxes                                        --              --              --              --              --
Exploration costs                                       --              --              --              --              --
Depreciation, depletion and amortisation                --              --              --              --              --
Dismantlement                                           --              --              --              --              --
Impairment loss related to  property, plant
      and equipment                                     --              --              --              --              --
Crude oil and product purchases                         --              --              --       3,730,797       3,471,850
Selling and administrative expenses               (521,654)       (496,106)       (654,820)             --              --
Others                                                  --              --              --              --              --
Interest income                                    169,274         204,795         351,966              --              --
Finance costs                                     (273,765)       (241,750)       (822,322)             --              --
Exchange gains/(losses), net                        (6,870)         44,577         292,146              --              --
Investments income                                 123,483          72,438         247,893              --              --
Share of profit of associates                      220,263         344,469         307,075              --              --
Non-operating income/(expenses), net               314,968         519,206          28,579              --              --
Tax                                             (4,627,836)     (6,930,826)    (10,977,812)             --              --
                                              ------------    ------------    ------------    ------------    ------------
Net profit                                      (4,600,317)     (6,481,587)    (11,206,686)             --              --
                                              ------------    ------------    ------------    ------------    ------------
Other segment information
-------------------------

Segment assets                                   6,848,849      31,790,239      34,770,264              --              --
Investment in associates                         1,117,640       1,327,109       1,401,839              --              --
                                              ------------    ------------    ------------    ------------    ------------
Total assets                                     7,966,489      33,117,348      36,172,103              --              --
Segment liabilities                             (8,419,109)    (21,182,195)    (22,430,991)             --              --
Capital expenditure                                 46,868         164,775         144,442              --              --
                                              ============    ============    ============    ============    ============

                                                                    Consolidated
                                              ------------------------------------------------------------
Segment revenue                                       2005            2003            2004            2005
---------------                               ------------    ------------    ------------    ------------
                                                   RMB'000         RMB'000         RMB'000         RMB'000

                                                                (Restated)      (Restated)
Sales to external customers:
    Oil and gas sales                                   --      28,116,831      36,886,019      53,417,669
    Marketing revenues                                  --      12,398,661      18,191,353      15,901,325
Intersegment revenues                           (9,065,600)             --              --              --
Other income                                            --         434,781         144,691         136,749
                                              ------------    ------------    ------------    ------------
Total                                           (9,065,600)     40,950,273      55,222,063      69,455,743
                                              ------------    ------------    ------------    ------------
Segment results
---------------

Operating expenses                                      --      (4,512,809)     (5,070,344)     (5,934,598)
Production taxes                                        --      (1,238,598)     (1,725,674)     (2,596,543)
Exploration costs                                       --        (848,072)     (1,316,160)     (1,293,687)
Depreciation, depletion and amortisation                --      (4,642,753)     (5,455,062)     (5,964,740)
Dismantlement                                           --        (167,326)       (201,637)       (252,857)
Impairment loss related to  property, plant
      and equipment                                     --              --              --         (90,190)
Crude oil and product purchases                  9,065,600     (12,295,238)    (17,963,461)    (15,704,100)
Selling and administrative expenses                     --      (1,250,270)     (1,104,348)     (1,370,368)
Others                                                  --        (350,232)        (45,844)        (77,062)
Interest income                                         --         183,576         206,872         359,294
Finance costs                                           --        (354,940)       (441,825)     (1,100,532)
Exchange gains/(losses), net                            --          (6,746)         29,269         287,027
Investments income                                      --         123,483          72,438         247,893
Share of profit of associates                           --         220,263         344,469         307,075
Non-operating income/(expenses), net                    --         314,968         519,206          28,579
Tax                                                     --      (4,627,836)     (6,930,826)    (10,977,812)
                                              ------------    ------------    ------------    ------------
Net profit                                              --      11,497,743      16,139,136      25,323,122
                                              ------------    ------------    ------------    ------------
Other segment information
-------------------------

Segment assets                                          --      72,386,662      92,474,751     113,363,225
Investment in associates                                --       1,117,640       1,327,109       1,401,839
                                              ------------    ------------    ------------    ------------
Total assets                                            --      73,504,302      93,801,860     114,765,064
Segment liabilities                                     --     (26,767,770)    (37,359,070)    (41,161,967)
Capital expenditure                                     --       8,271,564      19,620,011      16,865,675
                                              ============    ============    ============    ============

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

            The Group mainly engaged in the exploration, development and production of crude oil and natural gas in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Canada and Singapore. The following table presents revenue and certain asset and expenditure information for the Group's geographical segments for the years ended December 31, 2005 and 2004.

                                     PRC                             Outside PRC                            Total
                      ----------------------------------  ----------------------------------  -----------------------------------
                         2003        2004        2005        2003        2004        2005        2003        2004        2005
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  -----------
                         RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000      RMB'000

                      (Restated)  (Restated)                                                  (Restated)  (Restated)
External sales        25,416,466  30,453,453  38,992,740  15,533,807  24,768,610  30,463,003  40,950,273  55,222,063   69,455,743

Segment assets        61,357,931  75,023,500  92,845,974  12,146,371  18,778,360  21,919,090  73,504,302  93,801,860  114,765,064

Capital expenditures   7,727,171  12,014,894  14,496,690     544,393   7,605,117   2,368,985   8,271,564  19,620,011   16,865,675

(c) An analysis of sales to major customers by business segment is as follows:

                                                     2003          2004          2005
                                              -----------   -----------   -----------
                                                  RMB'000       RMB'000       RMB'000
      Production sharing contracts
      China Petroleum & Chemical Corporation    3,848,361     6,932,008     9,996,768
      PetroChina Company Limited                1,446,169     1,944,709     1,410,369
      Castle Peak Power Company Limited           841,285     1,070,436     1,107,314
                                              -----------   -----------   -----------
                                                6,135,815     9,947,153    12,514,451
                                              -----------   -----------   -----------

      Independent operations
      China Petroleum & Chemical Corporation    3,126,708     3,702,058     5,628,968
      PetroChina Company Limited                       --            --       365,830
                                              -----------   -----------   -----------
                                                3,126,708     3,702,058     5,994,798
                                              -----------   -----------   -----------
                                                9,262,523    13,649,211    18,509,249
                                              ===========   ===========   ===========

7.    OIL AND GAS SALES

                                                     2003          2004          2005
                                              -----------   -----------   -----------
                                                  RMB'000       RMB'000       RMB'000

      Gross sales                              30,556,967    39,955,702    57,988,465
      Royalties                                  (478,454)     (610,055)     (708,537)
      PRC government share oil                 (1,961,682)   (2,459,628)   (3,862,259)
                                              -----------   -----------   -----------

                                               28,116,831    36,886,019    53,417,669
                                              ===========   ===========   ===========

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


8.    MARKETING PROFIT

                                                                               2003          2004          2005
                                                                        -----------   -----------   -----------
                                                                            RMB'000       RMB'000       RMB'000

      Marketing revenues                                                 12,398,661    18,191,353    15,901,325
      Crude oil and product purchases                                   (12,295,238)  (17,963,461)  (15,704,100)
                                                                        -----------   -----------   -----------
                                                                            103,423       227,892       197,225
                                                                        ===========   ===========   ===========

9.    SELLING AND ADMINISTRATIVE EXPENSES

                                                                               2003          2004          2005
                                                                        -----------   -----------   -----------
                                                                            RMB'000       RMB'000       RMB'000
                                                                         (Restated)    (Restated)
      Salary and staff benefits                                             393,165       311,649       392,791
      Utility and office expenses                                            90,801       115,817       143,204
      Transportation and entertainment                                       74,218        75,675        94,590
      Rentals and maintenance                                               107,310       128,579       111,426
      Management fee                                                        219,771       218,087       243,730
      Selling expenses                                                       30,686        36,015        32,983
      (Reversal) of/Provision for inventory obsolescence                      8,745        (2,710)       33,088
      Other                                                                 325,574       221,236       318,556
                                                                        -----------   -----------   -----------

                                                                          1,250,270     1,104,348     1,370,368
                                                                        ===========   ===========   ===========

10.   FINANCE COSTS

                                                                               2003          2004          2005
                                                                        -----------   -----------   -----------
                                                                            RMB'000       RMB'000       RMB'000
      Interest on bank loans which are:
         - wholly repayable within five years                                81,539        80,829        98,892
      Interest on long term guaranteed notes                                391,005       485,812       671,849
      Other borrowing costs                                                  34,933           163         3,773
                                                                        -----------   -----------   -----------
      Total interest                                                        507,477       566,804       774,514

      Less: Amount capitalised in property, plant
                  and equipment (note 16)                                  (245,783)     (244,686)     (245,987)
                                                                        -----------   -----------   -----------
                                                                            261,694       322,118       528,527
      Other finance costs:
      Increase in discounted amount of provisions arising from
        the passage of time (note 28)                                        93,246       119,707       198,945
      Loss on embedded derivative component in convertible bonds                 --            --       373,060
                                                                        -----------   -----------   -----------
                                                                            354,940       441,825     1,100,532
                                                                        ===========   ===========   ===========

      The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 9.2% per annum for the year ended December 31, 2005(2004:4.1% to 9.2%, 2003:4.1% to 9.15%).

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

11.   DIRECTORS' REMUNERATION AND SHARE OPTION BENEFITS

      Directors' remuneration and share option benefits for the year, disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, are as follows:


                                                                           2003          2004          2005
                                                                        RMB'000       RMB'000       RMB'000
                                                                   ------------  ------------  ------------
                                                                     (Restated)    (Restated)
       Fees for executive directors                                          --            --            --
       Fees for non-executive directors**                                 1,000           851         2,360

       Other emoluments for executive directors
            - Basic salaries and allowances and benefit in kind**         7,752         7,756        12,988
            - Bonus                                                       2,100            --            --
            - Pension scheme contribution                                   207            62           104
                                                                   ------------  ------------  ------------

      Amount paid/payable during the year                                11,059         8,669        15,452

       Share option benefits*                                             7,295         9,208         8,561
                                                                   ------------  ------------  ------------

                                                                         18,354        17,877        24,013
                                                                   ============  ============  ============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


11.   DIRECTORS' REMUNERATION AND SHARE OPTION BENEFITS (CONT'D)

      (a)   Independent non-executive directors

            The fees paid/payable to independent non-executive directors during the year were as follows:

                                                   2004          2005
                                                RMB'000       RMB'000
                                                ---------------------

      So Chak Kwong                                  --            --
      Chiu Sung Hong                                213           619
      Evert Henks                                   213           619
      Kenneth S Courtis                             213           619
      Erwin Schurtenberger                          213           350
      Tse Hau Yin, Aloysius                          --           153
      Lawrence J. Lau                                --            --
                                                =====================


      Professor Lawrence J. Lau, appointed as the independent non-executive director of the Company on August 31, 2005, waived his remuneration in 2005.

      (b)   Executive directors and independent non-executive directors

                                                  Salaries,                                    Amount
                                                 allowances   Performance       Pension  paid/payable
                                               and benefits       related        scheme        during  Share option
                                       Fees**     In kind**       bonuses contributions      the year     benefits*         Total
                                      RMB'000       RMB'000       RMB'000       RMB'000       RMB'000       RMB'000       RMB'000
                                   ----------------------------------------------------------------------------------------------
      2005
      Executive directors:
      Chengyu Fu                           --         4,411            --            --         4,411         2,236         6,647
      Shouwei Zhou                         --         3,519            --            82         3,601         1,653         5,254
      Han Luo                              --         1,291            --            --         1,291         1,086         2,377
      Xinghe Cao                           --           430            --            --           430           269           699
      Zhenfang Wu                          --           430            --            --           430           269           699
      Guangqi Wu                           --         1,377            --            --         1,377           542         1,919
      Hua Yang                             --           967            --            22           989         1,086         2,075
      Longsheng Jiang                      --           563            --            --           563            55           618
                                   ----------------------------------------------------------------------------------------------

      Independent non-executive
        directors:
      Chiu Sunghong                       619            --            --            --           619           437         1,056
      Evert Henks                         619            --            --            --           619           437         1,056
      Kenneth S Courtis                   619            --            --            --           619           437         1,056
      Tse Hau Yin, Aloysius               350            --            --            --           350            --           350
      Erwin Schurtenberger***             153            --            --            --           153            54           207
      Lawrence J. Lau                      --            --            --            --            --            --            --
                                   ----------------------------------------------------------------------------------------------

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


11.   DIRECTORS' REMUNERATION AND SHARE OPTION BENEFITS (CONT'D)

      (b)   Executive directors and independent non-executive directors
            (cont'd)

                                                  Salaries,                                    Amount
                                                 allowances   Performance       Pension  paid/payable
                                               and benefits       related        scheme        during  Share option
                                       Fees**     In kind**       bonuses contributions      the year     benefits*         Total
                                      RMB'000       RMB'000       RMB'000       RMB'000       RMB'000       RMB'000       RMB'000
                                    ---------------------------------------------------------------------------------------------
      2004
      Executive directors:
      Chengyu Fu                           --         3,934            --            --         3,934         2,077         6,011
      Han Luo                              --           561            --            --           561         1,107         1,668
      Shouwei Zhou                         --         2,710            --            62         2,772         1,685         4,457
      Longsheng Jiang                      --           551            --            --           551         1,107         1,658
                                    ---------------------------------------------------------------------------------------------

      Independent non-executive
        directors:
      Chiu Sunghong                       213            --            --            --           213           808         1,021
      Evert Henks                         213            --            --            --           213           808         1,021
      Kenneth S Courtis                   213            --            --            --           213           808         1,021
      Erwin Schurtenberger                213            --            --            --           213           808         1,021
                                    ---------------------------------------------------------------------------------------------

      * During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 29 to the financial statements. Share option benefits represent the fair value at grant date of share options issued under the share option schemes of the Company amortised to the income statement during the year disregarding whether the options have been exercised or not, and have been disclosed in accordance with HKFRS 2. No share options were exercised by the directors during the year.

      ** Fees and salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/ payable to individual directors.

      *** On April 1, 2005, Mr. Erwin Schurtenberger surrendered 1,150,000 share options following his resignation as an independent non-executive director of the Company.

      Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


12.   FIVE HIGHEST PAID EMPLOYEES

      The five highest paid employees during the year included three (2004:
      Nil, 2003: Nil) directors and two (2004: five, 2003: five) non-directors are as follows:

                                                                2003          2004          2005
                                                        ------------  ------------  ------------
                                                             RMB'000       RMB'000       RMB'000
                                                          (Restated)    (Restated)
      Basic salaries, allowances and benefits in kind*        18,600        20,509        15,843
      Bonus                                                    2,550         4,589           471
      Pension scheme contributions                             1,332         1,509           542
                                                        ------------  ------------  ------------

      Amount paid/payable during the year                     22,482        26,607        16,856

      Share option benefits**                                     --         1,107         4,975
                                                        ------------  ------------  ------------
                                                              22,482        27,714        21,831
                                                        ============  ============  ============

      Number of directors                                         --            --             3
      Number of employees                                          5             5             2


      *Salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/payable to individual employees.

      **Share option benefits represent fair value at grant date of share options issued under the share option schemes of the Company amortised to the income statement during the year disregarding whether the options have been exercised or not, and have been disclosed in accordance with HKFRS2. No share options were exercised by the relevant employees during the year.

      The number of highest paid employees whose remuneration fell within the following bands is as follows:

                                                  Number of employees
                                            ------------------------------
                                                    2004         2005
                                                ------------  ------------
      Nil to HK$3,000,000                                  -             1
      HK$3,000,001- HK$3,500,000                           1             1
      HK$3,500,001- HK$4,000,000                           1             -
      HK$4,000,001- HK$4,500,000                           1             1
      HK$4,500,001- HK$5,000,000                           -             -
      HK$5,000,001- HK$5,500,000                           -             1
      HK$5,500,001- HK$6,000,000                           1             -
      HK$6,000,001- HK$8,000,000                           -             1
      HK$8,000,001- HK$8,500,000                           1             -
                                                ------------  ------------
                                                           5             5
                                                ============  ============

      During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group, further details of which are included in the disclosures in note 29 to the financial statements.

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

            The Company's subsidiary in the PRC, CNOOC China Limited, is a wholly foreign-owned enterprise. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations.

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

            An analysis of the provision for tax in the consolidated income statement was as follows:


                                         2003           2004           2005
                                 ------------   ------------   ------------
                                      RMB'000        RMB'000        RMB'000
      Overseas income taxes
          - Current                   654,988        755,568        845,390
          - Deferred                 (179,134)      (170,118)        14,907
      PRC enterprise income tax
          - Current                 3,623,157      6,411,417      9,912,426
          - Deferred                  528,825        (66,041)       205,089
                                 ------------   ------------   ------------

      Tax charge for the year       4,627,836      6,930,826     10,977,812
                                 ============   ============   ============

      A reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group is as follows:

                                                                       2003           2004           2005
                                                               ------------   ------------   ------------
                                                                          %              %              %
                                                                 (Restated)     (Restated)
      Statutory PRC enterprise income tax rate                         33.0           33.0           33.0
      Effect of tax exemption granted                                  (3.0)          (3.0)          (3.0)
      Effect of different tax rates for overseas subsidiaries          (0.1)           0.3            0.5
      Tax credit from government                                       (1.4)          (0.6)          (0.3)
      Tax effect on other permanent differences                         0.2            0.3            0.0
                                                               ------------   ------------   ------------
      Effective income tax rate                                        28.7           30.0           30.2
                                                               ============   ============   ============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


13.   TAX (CONT'D)

      (i)   Income tax (cont'd)

            The tax effect of significant temporary differences of the Group was as follows:

                                                                                     2003         2004         2005
                                                                               ----------   ----------   ----------
                                                                                  RMB'000      RMB'000      RMB'000

            Deferred tax assets
              - Provision for retirement and termination benefits                 114,758      112,150       98,696
              - Provision for dismantlement                                       775,725      926,834    1,248,498
              - Provision for impairment of property, plant and
                 equipment and write-off of unsuccessful
                 exploratory drillings                                            759,454      869,286      886,402
                                                                               ----------   ----------   ----------
                                                                                1,649,937    1,908,270    2,233,596
                                                                               ----------   ----------   ----------

            Deferred tax liabilities
              - Accelerated amortisation allowance for oil and gas properties  (7,433,133)  (8,596,768)  (9,061,512)
                                                                               ----------   ----------   ----------

            Net deferred tax liabilities                                       (5,783,196)  (6,688,498)  (6,827,916)
                                                                               ==========   ==========   ==========


      As at December 31, 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries and associates as the Group had no liability to additional tax should such amounts be remitted.

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

14.   DIVIDENDS

      On August 30, 2005, the Board of Directors declared an interim dividend of HK$0.05 per share (2004: HK$0.03 per share), totaling HK$2,052,733,769 (equivalent to approximately RMB2,138,128,000) (2004:
      RMB1,306,451,000); and a special interim dividend of HK$0.05 per share (2004: HK$0.05 per share), totaling HK$2,052,733,769 (equivalent to approximately RMB2,138,128,000) (2004: RMB2,177,418,000). In addition, the Company paid a special interim dividend in 2004 of HK$0.06 per share, totaling HK$2,464,249,697 (equivalent to approximately RMB2,617,526,000) in place of its 2003 final dividend.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


14.   DIVIDENDS (CONT'D)

      The Board of Directors have recommended a final dividend of HK$0.10 per ordinary share, totaling HK$4,105,467,538 (approximately equivalent to RMB4,250,391,000) for the year ended December 31, 2005.

      The payment of future dividends will be determined by the Company's Board of Directors. The payment of dividends will depend upon, among other things, future earnings, capital requirements, financial conditions and general business conditions of the Company. The Company's ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associates. As the controlling shareholder, CNOOC will be able to influence the Company's dividend policy.

      Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars. Cash dividends to the American Depositary Receipts ("ADR") holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADRs.

15.   EARNINGS PER SHARE

                                                                                         2003              2004              2005
                                                                              ---------------   ---------------   ---------------
                                                                                      RMB'000           RMB'000           RMB'000
                                                                                   (Restated)        (Restated)
      Earnings
      --------

      Net profit from ordinary activities attributable
               to shareholders for the year for the
               purpose of basic earnings per share                                 11,497,743        16,139,136        25,323,122
      Interest expense and losses recognised on the
               derivative component of
               convertible bonds                                                           --                --           537,469
      Net profit from ordinary activities attributable to
               shareholders for the year for the purpose
               of diluted earnings per share                                       11,497,743        16,139,136        25,860,591

      Shares (after Stock Split)

      Number of shares
      Weighted average number of ordinary
               shares for the purpose or basic earnings
               per share before effects of shares
               repurchased and  share options exercised                        41,070,828,275    41,070,828,275    41,052,375,275

       Effects of shares repurchased                                                       --       (10,587,616)               --
       Effects of shares options exercised                                                 --                --         2,124,707
                                                                              ---------------   ---------------   ---------------

       Weighted average number of ordinary shares for the
               purpose of basic earnings per share                             41,070,828,275    41,060,240,659    41,054,499,982
                                                                              ---------------   ---------------   ---------------

       Effect of dilutive potential ordinary shares
               under the shares option scheme                                      39,510,820        66,720,503        38,861,432

       Effect of dilutive potential ordinary shares for convertible bonds                  --        52,552,274     1,292,694,352
                                                                              ---------------   ---------------   ---------------

       Weighted average number of ordinary shares for the purpose of diluted
               earnings per share                                              41,110,339,095    41,179,513,436    42,386,055,766
                                                                              ===============   ===============   ===============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


15.   EARNINGS PER SHARE (CONT'D)

      Net income per ADS for the three years ended December 31, 2005 has been computed by dividing net income by the number of ADS outstanding. Each ADS represented 100 shares.

      The calculation of basic earnings per share amounts is based on the net profit for the year and the weighted average number of ordinary shares in issue during the year.

      The calculation of diluted earnings per share amounts is based on the net profit for the year, adjusted to reflect the interest expense and losses recognised on the derivative component of the convertible bonds. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares into ordinary shares.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


16.   PROPERTY, PLANT AND EQUIPMENT, NET

      Movements in the property, plant and equipment of the Group are as follows:


                                                                                          2005
                                                                 ---------------------------------------------------------
                                                                                               Vehicles and
                                                                 Oil and gas     Land and        office
                                                                  properties     buildings      equipment         Total
                                                                 ------------   ------------   ------------   ------------
                                                                    RMB'000        RMB'000        RMB'000        RMB'000
      Cost:
      At beginning of the year as previously reported              89,917,894        941,578        187,705     91,047,177
      Cumulative adjustment for the adoption of HKAS 16               666,907       (941,578)             -       (274,671)
                                                                 ------------   ------------   ------------   ------------

      At beginning of the year as restated                         90,584,801              -        187,705     90,772,506
      Additions                                                    17,500,195              -        146,226     17,646,421
      Acquisition (including prepayments)                                   -              -              -              -
      Transfer from prepayment to  intangible assets upon
          completion of acquisition                                (1,299,643)             -              -     (1,299,643)
      Purchase price adjustment                                      (152,993)             -              -       (152,993)
      Disposals and write-off                                               -              -        (14,511)       (14,511)
      Exchange realignment                                           (504,132)             -             (6)      (504,138)
                                                                 ------------   ------------   ------------   ------------

      End of year                                                 106,128,228              -        319,414    106,447,642
                                                                 ============   ============   ============   ============
      Accumulated depreciation, depletion and amortisation:
      At beginning of the year as previously reported             (33,414,136)      (132,455)       (43,889)   (33,590,480)
      Cumulative adjustment for the adoption of HKAS 16              (132,455)       132,455              -              -
                                                                 ------------   ------------   ------------   ------------
      At beginning of the year as restated                        (33,546,591)             -        (43,889)   (33,590,480)
      Depreciation provided during the year                        (6,176,784)             -        (57,248)    (6,234,032)
      Impairment recognised in  the income statement during the
          year                                                        (90,190)             -             --        (90,190)
      Disposals                                                             -              -          4,881          4,881
      Exchange realignment                                             87,346              -              -         87,346
                                                                 ------------   ------------   ------------   ------------

      End of year                                                 (39,726,219)             -        (96,256)   (39,822,475)
                                                                 ============   ============   ============   ============
      Net book value:
      Beginning of year as previously reported                     56,503,758        809,123        143,816     57,456,697
                                                                 ============   ============   ============   ============
       Beginning of the year as restated                           57,038,210              -        143,816     57,182,026
                                                                 ============   ============   ============   ============

      End of year                                                  66,402,009             --        223,158     66,625,167
                                                                 ============   ============   ============   ============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


16.   PROPERTY, PLANT AND EQUIPMENT, NET (CONT'D)

                                                                                       2004
                                                             ---------------------------------------------------------
                                                                                           Vehicles and
                                                              Oil and gas       Land and         office
                                                               properties      buildings      equipment          Total
                                                             ------------   ------------   ------------   ------------
                                                                  RMB'000        RMB'000        RMB'000        RMB'000
      Cost:
      At beginning of the year as previously reported          70,137,828        824,781        139,902     71,102,511
      Cumulative adjustment for the adoption of HKAS 16           550,110       (824,781)             -       (274,671)
                                                             ------------   ------------   ------------   ------------
      At beginning of the year as restated                     70,687,938              -        139,902     70,827,840
      Additions                                                12,962,164              -         47,977     13,010,141
      Acquisition (including prepayments)                       6,934,951              -              -      6,934,951
      Disposals and write-off                                          (3)             -           (174)          (177)
      Exchange realignment                                           (249)             -              -           (249)
                                                             ------------   ------------   ------------   ------------

      End of year                                              90,584,801              -        187,705     90,772,506
                                                             ============   ============   ============   ============

      Accumulated depreciation, depletion and amortisation:
      At beginning of year as previously reported             (27,839,105)      (106,401)       (33,204)   (27,978,710)
      Cumulative adjustment for the adoption of HKAS 16          (106,401)       106,401              -              -
                                                             ------------   ------------   ------------   ------------
      At beginning of the year as restated                    (27,945,506)             -        (33,204)   (27,978,710)
      Depreciation provided during the year                    (5,601,168)             -        (10,882)    (5,612,050)
      Disposals                                                         -              -              5              5
      Exchange realignment                                             83              -            192            275
                                                             ------------   ------------   ------------   ------------

      End of year                                             (33,546,591)             -        (43,889)   (33,590,480)
                                                             ============   ============   ============   ============

      Net book value:
      Beginning of the year as previously reported             42,298,723        718,380        106,698     43,123,801
                                                             ============   ============   ============   ============

      Beginning of the year as restated                        42,742,432              -        106,698     42,849,130
                                                             ============   ============   ============   ============
      End of year                                              57,038,210              -        143,816     57,182,026
                                                             ============   ============   ============   ============

      Included in the current year additions was an amount of approximately RMB245,987,000 (2004: RMB244,686,000) in respect of interest capitalised in property, plant and equipment.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


17.   INTANGIBLE ASSETS

      During the year, the Company completed the acquisition of the NWS Project. Accordingly, the consideration allocated to the gas processing rights is recorded as an intangible asset and will be amortised upon the commercial production of the liquefied natural gas using the unit of production method.

18.   INVESTMENTS IN ASSOCIATES

      Investments in associates represent (1) a 30% equity interest of CNOOC China Limited in Shanghai Petroleum and Natural Gas Company Limited ("SPC"). SPC was incorporated on September 7, 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sale in the South Yellow Sea and East China Sea areas. The issued and paid-up capital of SPC is RMB900 million; and (2) a 31.8% equity interest of CNOOC China Limited in CNOOC Finance Corporation Limited. CNOOC Finance Corporation Limited was incorporated on June 14, 2002 in the PRC with limited liability and is principally engaged in deposit-taking, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities. The issued and paid-up capital of CNOOC Finance Corporation Limited is RMB1,415 million.


                                   2004          2005
                           ------------  ------------
                                RMB'000      RMB' 000

      Share of net assets     1,327,109     1,401,839
                           ============  ============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


19.   ACCOUNTS RECEIVABLE, NET

      The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The customers are required to make payment within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

      As at December 31, 2005 and 2004, substantially all the accounts receivable were aged within six months.

20.   INVENTORIES AND SUPPLIES


                                                            2004           2005
                                                       ---------      ---------
                                                         RMB'000        RMB'000

      Materials and supplies                             879,300        969,915
      Oil in tanks                                       274,029        268,834
      Less: Provision for inventories obsolescence        (6,035)       (39,123)
                                                       ---------      ---------
                                                       1,147,294      1,199,626
                                                       =========      =========

21.   AVAILABLE-FOR-SALE FINANCIAL ASSETS (CURRENT) /SHORT TERM INVESTMENTS

      As at December 31, 2005 and 2004, available-for-sale financial asset mainly represented investments in liquidity funds and were stated at fair value at the balance sheet date. Details of the available-for-sale financial asset were as follows:

                                                   2004          2005
                                           ------------  ------------
                                                RMB'000       RMB'000
      Unlisted investments, at fair value
            Liquidity funds                   3,763,959    13,185,139
            Corporate bonds                   1,639,956       199,877
            Common stock                         40,198            --
                                           ------------  ------------

      Listed investments, at fair value
            Common stock                             --       461,919
                                           ------------  ------------
                                              5,444,113    13,846,935
                                           ============  ============

      The fair values of listed investments are based on quoted market prices. The fair values of unlisted investments are based on the prices quoted by fund managers. The directors believe that the estimated fair values quoted by fund managers, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated balance sheet or income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

      During the year, the gross gain of the Group's and the Company's available-for-sale investments recognised directly in equity amounted to RMB69,069,142 and RMB64,900,590.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


22.       ACCOUNTS PAYABLE

          As at December 31, 2005 and 2004, substantially all the accounts payable were aged within six months. The accounts payable are non-interest-bearing and are normally settled within six months.

23.       OTHER PAYABLES AND ACCRUED LIABILITIES

                                                                 2004          2005
                                                         ------------  ------------
                                                              RMB'000       RMB'000

       Accrued payroll and welfare payable                    156,706       178,872
       Provision for retirement and termination benefits      292,128       239,591
       Accrued expenses                                     2,818,785     3,411,784
       Advances from customers                                 12,588        22,238
       Royalties payable                                      142,638       297,139
       Other payables                                         768,179     1,057,319
                                                         ------------  ------------

                                                            4,191,024     5,206,943
                                                         ============  ============

      Other payables are non-interest-bearing and have an average term within six months. The fair value of the currency swaps of RMB4,725,000 (2004:
      RMB2,581,000) are included in the other payables of the Group.

24.   LONG TERM BANK LOANS

      As at December 31, 2005, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

                                                 Effective interest rate and final maturity              2004               2005
                                                 ----------------------------------------------     ---------          ---------
                                                                                                      RMB'000            RMB'000
      US$ denominated bank loans                  Effective interest rate of 9.2% per annum with
                                                     maturities through to 2006                       827,650            812,759

      Japanese Yen denominated bank loans         Effective interest rate of 4.1% per annum with
                                                     maturities through to 2007                        61,925             37,307
                                                                                                    ---------          ---------
                                                                                                      889,575            850,066

      Less: Current portion of long term bank loans                                                   (24,364)          (825,674)
                                                                                                    ---------          ---------
                                                                                                      865,221             24,392
                                                                                                    =========          =========

      As at December 31, 2005 and 2004, all the bank loans of the Group were unsecured and none of the outstanding borrowings were guaranteed by CNOOC.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


24.   LONG TERM BANK LOANS (CONT'D)

      The maturities of the long term bank loans are as follows:


                                                                          2004           2005
                                                                  ------------   ------------
                                                                       RMB'000        RMB'000
       Balances due:
      - Within one year                                                 24,364        825,674
      - After one year but within two years                            846,471         24,392
      - After two years but within three years                          18,740              -
      - After three years but within four years                              -              -
      - After four years but within five years                               -              -
                                                                       889,575        850,066
                                                                  ------------   ------------

      Amount due within one year shown under current liabilities       (24,364)      (825,674)
                                                                  ------------   ------------
                                                                       865,211         24,392
                                                                  ============   ============

      Supplemental information with respect to long term bank loans:

                                                                   Maximum       Average       Weighted
                                                   Weighted         amount        amount        average
                                                    average    outstanding   outstanding  interest rate
                                      Balance interest rate     during the    during the     during the
      For the year ended          at year end   at year end           year         year*         year**
      December 31                     RMB'000                      RMB'000       RMB'000
      -------------------         -----------   -----------    -----------   -----------  -------------
      2005                            850,066          8.98%       889,575       869,821          8.89%
      2004                            889,575          8.81%       910,193       899,884          8.37%

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


25.   LONG TERM GUARANTEED NOTES

      Long term guaranteed notes comprised the following:

      (i) The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

      (ii) The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

      (iii) The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on December 15, 2004. The bonds are convertible from January 15, 2005 onwards at a price of HK$6.075 per share, subject to adjustment for, among other things, the subdivision or consolidation of shares, bond issues, rights issues, capital distribution and other dilutive events. The conversion price was adjusted to HK$5.97 per share on June 7, 2005 as a result of the declaration of the final and special final dividends for 2004 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has an early redemption option at any time after December 15, 2007 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right. The bondholders also have an early redemption option to require CNOOC Finance (2004) to redeem all or part of the bonds on December 15, 2007 at an early redemption amount of 103.038% of the principal amount.


26.   BALANCES WITH THE PARENT COMPANY

      As at December 31, 2005 and 2004, the balances with CNOOC were unsecured, interest-free and were repayable on demand.


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

      In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


27.   RELATED PARTY TRANSACTIONS (CONT'D)

                                                                             2003          2004          2005
                                                                        ---------     ---------     ---------
                                                            Notes         RMB'000       RMB'000       RMB'000
      Materials, utilities and ancillary services                       1,018,066     1,295,598     2,995,772
      Technical services                                     (i)        3,828,282     6,362,206     6,651,240
      Research and development services                     (ii)           83,280         7,800         8,110
      Lease and property management services               (iii)           56,867        76,721        77,273
                                                            (iv)
      Included in:
         Exploration expenses                                             487,293       960,031       753,534
         Operating expenses                                             1,176,601     1,405,877     1,972,431
         Selling and administrative expenses                              191,349       326,004       337,816

      Capitalised under property, plant and equipment                   3,131,252     5,050,413     6,668,614

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

      (ii)  Technical services

            Various affiliates of CNOOC, including China Oilfield Services Limited and Offshore Oil Engineering Company Limited, provide the Group with technical services for the Group's offshore oil and gas production activities, including:

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

            The price for technical services was determined based on local market prices.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


27.   RELATED PARTY TRANSACTIONS (CONT'D)

      (iii) Research and development services

            The Group has revised the original research and development services agreement with China Offshore Oil Research Centre (the "Centre"), CNOOC's subsidiary, due to the restructuring of operations in 2003, and only pays the Centre for particular research and development services. These research and development services were determined at local market prices.

      (iv)  Lease and property management services

            The Group has entered into lease and property management services agreements with the affiliates of CNOOC for the leasing of various office, warehouse and residential premises. Lease charges reflect the fair and reasonable commercial market rent and management fees.

      (v)   Sale of crude oil, condensated oil and liquefied petroleum gas

            The Group sells crude oil, condensated oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the year ended December 31, 2005, the total sales amounted to approximately RMB26,576,247,000 (2004: RMB13,945,565,000).

            In the prior year, the Company, through its wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte., Ltd. imported oil into the PRC for trading, using CNOOC's import license. The total sales to its customers through such arrangements amounted to approximately RMB447 million while the commission paid by the third party customers to CNOOC amounted to approximately RMB2.7 million for the year ended December 31, 2004. No such trading by using CNOOC's import license occurred during the year.

      (vi)  Transactions with CNOOC Finance Corporation Limited

            The Company entered into a Framework Agreement with CNOOC Finance Corporation Limited ("CNOOC Finance") on April 8, 2004. Under the Framework Agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate company of the Company that is also a subsidiary of CNOOC. Such services include placing of the Group's cash deposits with CNOOC Finance, and settlement services for transactions between the Group and other entities including CNOOC and its subsidiaries. Pursuant to the Framework Agreement, the financial services provided by CNOOC Finance also include provision of loan. The charges by CNOOC Finance for its financial services to the Group are based on the pricing policies of CNOOC Finance. Such pricing policies are subject to People's Bank of China guidelines, including the interest rates and foreign exchange rates, as well as guidelines published by PRC self-regulatory bodies, such as associations of finance companies. Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

            For the year ended December 31, 2005, the maximum outstanding balance for deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to approximately RMB3,922,468,000 (2004: RMB5,300,381,000).

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


28.   PROVISION FOR DISMANTLEMENT

      Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. The provision for dismantlement has been classified under long term liabilities. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year's income statement charge represents the amortisation charge on the dismantlement liabilities capitalised in accordance with HKAS 37 and is included in the accumulated depreciation, depletion and amortisation in note 16.

      The details of the provision for dismantlement are as follows:


                                                                   2004          2005
                                                           ------------  ------------
                                                                RMB'000       RMB'000

      At beginning of year:                                   2,646,800     3,089,448
      Additions during the year and capitalised in oil
        and gas properties                                      322,941       873,270
      Increase in discounted amount of provisions arising
        from the passage of time                                119,707       198,945
                                                           ------------  ------------
      At the end of year                                      3,089,448     4,161,663
                                                           ============  ============

29.   SHARE CAPITAL

      Shares (after subdivision of shares*)


                                                                                       Issued
                                                                                share capital
                                                             Share capital         equivalent
                                       Number of Shares            HK$'000         of RMB'000
                                       ----------------   ----------------   ----------------
      Authorised:
      Ordinary shares of HK$0.02 each
      at December 31, 2005 and 2004      75,000,000,000          1,500,000
                                       ================   ================

      Issued and fully paid:
      Ordinary shares of HK$0.02 each
      As at January 1, 2004              41,070,828,275            821,417            876,978
      Repurchased and cancelled             (18,453,000)              (369)              (392)
                                       ----------------   ----------------   ----------------

      As at December 31, 2004            41,052,375,275            821,048            876,586
      Exercise of options                     2,300,100                 46                 49
                                       ----------------   ----------------   ----------------
      As at December 31, 2005            41,054,675,375            821,094            876,635
                                       ================   ================   ================

      * Adjustment has been made to take account of the subdivision of issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each effective March 17, 2004.

      The repurchase of the Company's shares during the prior year was effected by the directors, pursuant to the mandate from shareholders received at the last annual general meeting.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


29.   SHARE CAPITAL (CONT'D)

      Share option schemes

      The Company has adopted the following share option schemes for the grant of options to the Company's Directors, senior management and other eligible grantees:

      1.    Pre-Global Offering Share Option Scheme (as defined below);
      2.    2001 Share Option Scheme (as defined below);
      3.    2002 Share Option Scheme (as defined below); and
      4.    2005 Share Option Scheme (as defined below).

      Under these share option schemes, the Remuneration Committee of the Company's Board of Directors will from time to time propose for the Board's approval for the recipient of and the number of shares underlying each option. The maximum aggregate number of shares (including those that could be substituted for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company as at December 31, 2005, being the date on which the shareholders of the Company approved a new share option scheme, excluding shares issued upon exercise of options granted under these schemes from time to time.

      Pre-Global Offering Share Option Scheme
      On February 4, 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

      1.    options for an aggregate of 23,100,000 shares have been granted;

      2.    the subscription price per share is HK$1.19; and

      3.    the period during which an option may be exercised is as follows:

            (a) 50% of the rights to exercise the options shall vest 18 months after the date of the grant; and

            (b) 50% of the rights to exercise the options shall vest 30 months after the date of the grant.

      The exercise periods for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from March 12, 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

      2001 Share Option Scheme
      On February 4, 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

      1.    options for an aggregate of 44,100,000 shares have been granted;

      2.    the subscription price per share is HK$1.232; and

      3.    the period during which an option may be exercised is as follows:

            (a) one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


29.   SHARE CAPITAL (CONT'D)

      Share option schemes (cont'd)

      2001 Share Option Scheme (cont'd)

            (b) one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

            (c) one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

      The exercise periods for options granted under the 2001 Share Option Scheme shall end not later than 10 years from August 27, 2001.

      In view of the amendments to the relevant provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") regarding the requirements of share option schemes of a Hong Kong listed company effective on September 1, 2001, no further options will be granted under the 2001 Share Option Scheme.

      2002 Share Option Scheme
      In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

      Under the 2002 Share Option Scheme, the Directors may, at their discretion, invite employees, including Executive Directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the next grant shall not exceed 1% of the total issued share capital of the Company from time to time.

      According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option is determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

      1. the nominal value of the share of the Company on the date of the grant of the option;

      2. the average closing price of the shares on The Stock Exchange of Hong Kong Limited ("HKSE") as stated in the HKSE's quotations sheets for the five trading days immediately preceding the date of grant of the option; and

      3. the closing price of the shares on the HKSE as stated in the HKSE's quotations sheets on the date of grant of the option.

      On February 24, 2003, the Board of Directors approved to grant options in respect of 42,050,000 shares to the Company's Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$2.108 per share. The closing market price immediately before the date on which such options were granted was HK$2.11 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

      1. one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

      2. one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

      3. one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


29.   SHARE CAPITAL (CONT'D)

      Share option schemes (cont'd)

      2002 Share Option Scheme (cont'd)

      The exercise period for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from February 24, 2003.

      On February 5, 2004, the Board of Directors approved a grant of options in respect of 50,700,000 shares to the Company's Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$3.152 per share. The closing market price immediately before the date on which such options were granted was HK$3.146 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

      1. one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

      2. one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

      3. one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

      The exercise period for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from February 5, 2004.

      On August 31, 2005, the Board of Directors approved a grant of options in respect of 65,870,000 shares to the Company's Directors and senior management under the 2002 Share Option Scheme. The exercise price of such options is HK$5.62 per share. The closing market price immediately before the date on which such options were granted was HK$5.75 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

      1. one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

      2. one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

      3. one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

      The exercise period for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from August 31, 2005.

      2005 Share Option Scheme
      The Company had undertaken a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved. Accordingly, the Board had proposed, and on December 31, 2005, the Company adopted a new share option scheme ("2005 Share Option Scheme") and terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the exercise of such outstanding options.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


29.   SHARE CAPITAL (CONT'D)

      Share option schemes (cont'd)

      2005 Share Option Scheme (cont'd)

      Under the 2005 Share Option Scheme, the Board of the Company will have the authority to grant options to subscribe for shares to the Directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue.

      According to the 2005 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the Directors at their discretion at the date of the grant, except that such price may not be set below a minimum price which is the highest of:

      1. the nominal value of the share of the Company on the date of the grant of the option;

      2. the average closing price of the shares on the HKSE as stated in the HKSE's quotations sheets for the five trading days immediately preceding the date of the grant of the option; and

      3. the closing price of the shares on the HKSE as stated in the HKSE's quotations sheet on the date of the grant of the option.

      The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise period for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of the grant of the option. During the year, no options have been granted or exercised under the 2005 Share Option Scheme.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


29.   SHARE CAPITAL (CONT'D)

      Share option schemes (cont'd)

      During the year ended December 31, 2005, the movements in the options granted under all of the above share option schemes were as follows:



                                              Number of share options
                            -----------------------------------------------------------------------------------------------------

                                             Granted     Exercised    Forfeited       Expired       At 31
Name of category        At  January 1,        during        during       during        during    December       Date of grant of
of participant                    2005      the year      the year     the year      the year        2005       share options

----------------------------------------------------------------------------------------------------------------------------------
Executive Directors
  Chengyu Fu                 1,750,000            --           --            --           --    1,750,000       March 12, 2001
                             1,750,000            --           --            --           --    1,750,000       August 27, 2001
                             1,150,000            --           --            --           --    1,150,000       February 24, 2003
                             2,500,000            --           --            --           --    2,500,000       February 5, 2004
                                    --     3,500,000           --            --           --    3,500,000       August 31, 2005
Han Luo                      1,400,000            --           --            --           --    1,400,000       March 12, 2001
                             1,150,000            --           --            --           --    1,150,000       August 27, 2001
                             1,150,000            --           --            --           --    1,150,000       February 24, 2003
                             1,150,000            --           --            --           --    1,150,000       February 5, 2004
                                    --     1,610,000           --            --           --    1,610,000       August 31, 2005
Shouwei Zhou                 1,400,000            --           --            --           --    1,400,000       March 12, 2001
                             1,750,000            --           --            --           --    1,750,000       August 27, 2001
                             1,750,000            --           --            --           --    1,750,000       February 24, 2003
                             1,750,000            --           --            --           --    1,750,000       February 5, 2004
                                    --     2,450,000           --            --           --    2,450,000       August 31, 2005
Longsheng Jiang *            1,400,000            --           --            --           --    1,400,000       March 12, 2001
                             1,150,000            --           --            --           --    1,150,000       August 27, 2001
                             1,150,000            --           --       383,300           --      766,700       February 24, 2003
                             1,150,000            --           --       766,700           --      383,300       February 5, 2004
                                    --     1,610,000           --     1,610,000           --           --       August 31, 2005
----------------------------------------------------------------------------------------------------------------------------------

                                                                                  Price of         Weighted average
                                                                                 Company's           price of the
                                                                                    shares         Company's shares
                                                                          ----------------------------------------------
                                                                   Exercise    Immediately    Immediately
                                                                      price     before the     before the
Name of category         Exercise period of                        of share     grant date       exercise    At exercise
of participant           share options**                            options     of options           date           date
                                                                        HK$            HK$            HK$            HK$
------------------------------------------------------------------------------------------------------------------------
Executive Directors
  Chengyu Fu             March 12, 2001 to March 12, 2011              1.19           1.23             --             --
                         August 27, 2001 to August 27, 2011           1.232           1.46             --             --
                         February 24, 2003 to February 24, 2013       2.108           2.09             --             --
                         February 5, 2004 to February 5, 2014         3.152           3.13             --             --
                         August 31, 2005 to August 31, 2015            5.62           5.75             --             --
Han Luo                  March 12, 2001 to March 12, 2011              1.19           1.23             --             --
                         August 27, 2001 to August 27, 2011           1.232           1.46             --             --
                         February 24, 2003 to February 24, 2013       2.108           2.09             --             --
                         February 5, 2004 to February 5, 2014         3.152           3.13             --             --
                         August 31, 2005 to August 31, 2015            5.62           5.75             --             --
Shouwei Zhou             March 12, 2001 to March 12, 2011              1.19           1.23             --             --
                         August 27, 2001 to August 27, 2011           1.232           1.46             --             --
                         February 24, 2003 to February 24, 2013       2.108           2.09             --             --
                         February 5, 2004 to February 5, 2014         3.152           3.13             --             --
                         August 31, 2005 to August 31, 2015            5.62           5.75             --             --
Longsheng Jiang *        March 12, 2001 to March 12, 2011              1.19           1.23             --             --
                         August 27, 2001 to August 27, 2011           1.232           1.46             --             --
                         February 24, 2003 to February 24, 2013       2.108           2.09             --             --
                         February 5, 2004 to February 5, 2014         3.152           3.13             --             --
                         August 31, 2005 to August  31, 2015           5.62           5.75             --             --
------------------------------------------------------------------------------------------------------------------------

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


29.   SHARE CAPITAL (CONT'D)

Share option schemes (cont'd)



                                                                 Number of share options
                                              -------------------------------------------------------------------------------------

                                                   Granted    Exercised    Forfeited     Expired        At 31
Name of category                At January 1,       during       during       during      during     December    Date of grant of
of participant                           2005     the year     the year     the year    the year         2005    share options

-----------------------------------------------------------------------------------------------------------------------------------
Xinghe Cao                                 --      800,000           --           --          --      800,000    August 31, 2005
Zhenfang Wu                                --      800,000           --           --          --      800,000    August 31, 2005
Guangqi Wu                                 --    1,610,000           --           --          --    1,610,000    August 31, 2005
Hua Yang                            1,150,000           --           --           --          --    1,150,000    March 12, 2001
                                    1,150,000           --           --           --          --    1,150,000    August 27, 2001
                                    1,150,000           --           --           --          --    1,150,000    February 24, 2003
                                    1,150,000           --           --           --          --    1,150,000    February 5, 2004
                                           --    1,610,000           --           --          --    1,610,000    August 31, 2005

-----------------------------------------------------------------------------------------------------------------------------------
Non-executive Directors
  Chiu Sung Hong                    1,150,000           --           --           --          --    1,150,000    February 5, 2004
  Evert Henkes                      1,150,000           --           --           --          --    1,150,000    February 5, 2004
  Kenneth S Courtis                 1,150,000           --           --           --          --    1,150,000    February 5, 2004
  Erwin Schurtenberger*             1,150,000           --           --    1,150,000          --           --    February 5,2004
Other Employees
In aggregate                        6,550,000           --           --    1,700,000          --    4,850,000    March 12, 2001
                                   22,650,000           --    1,150,000    2,350,000          --   19,150,000    August 27, 2001
                                   26,500,000           --      766,700    3,733,400          --   21,999,900    February 24,2003
                                   35,850,000           --      383,400    4,683,200          --   30,783,400    February 5,2004
                                           --   51,880,000           --    2,380,000          --   49,500,000    August 31, 2005
-----------------------------------------------------------------------------------------------------------------------------------
Total                             124,250,000   65,870,000    2,300,100   18,756,600          --  169,063,300
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                        Price of        Weighted average
                                                                                       Company's          price of the
                                                                                          shares        Company's shares
                                                                                 --------------------------------------------
                                                                         Exercise    Immediately    Immediately
                                                                            price     before the     before the   At exercise
Name of category                Exercise period of                       of share     grant date       exercise       date of
of participant                  share options**                           options     of options           date       options
                                                                              HK$            HK$            HK$           HK$
-----------------------------------------------------------------------------------------------------------------------------
Xinghe Cao                      August 31, 2005 to August 31, 2015           5.62          5.75              --            --
Zhenfang Wu                     August 31, 2005 to August 31, 2015           5.62          5.75              --            --
Guangqi Wu                      August 31, 2005 to August 31, 2015           5.62          5.75              --            --
Hua Yang                        March 12, 2001 to March 12, 2011             1.19          1.23              --            --
                                August 27, 2001 to August 27, 2011          1.232          1.46              --            --
                                February 24 2003 to February 24, 2013       2.108          2.09              --            --
                                February 5 2004 to February 5, 2014         3.152          3.13              --            --
                                August 31, 2005 to August 31, 2015           5.62          5.75              --            --

-----------------------------------------------------------------------------------------------------------------------------
Non-executive Directors
  Chiu Sung Hong                February 5, 2004 to February 5, 2014        3.152           3.13             --            --
  Evert Henkes                  February 5, 2004 to February 5, 2014        3.152           3.13             --            --
  Kenneth S Courtis             February 5, 2004 to February 5, 2014        3.152           3.13             --            --
  Erwin Schurtenberger*         February 5, 2004 to February 5, 2014        3.152           3.13             --            --
Other Employees
In aggregate                    March 12, 2001 to March 12, 2011             1.19           1.23             --            --
                                August 27, 2001 to August 27, 2011          1.232           1.46           4.03          4.05
                                February 24, 2003 to February 24, 2013      2.108           2.09           4.16          4.19
                                February 5, 2004 to February 5, 2014        3.152           3.13           3.85          3.93
                                August 31, 2005 to August 31, 2015           5.62           5.75             --            --
-----------------------------------------------------------------------------------------------------------------------------
Total
-----------------------------------------------------------------------------------------------------------------------------


* Mr. Erwin Schurtenberger resigned as an Independent Non-executive Director of the Company on April 1, 2005 and Mr. Jiang Longsheng retired as an Executive Director of the Company on June 1, 2005.

** The share options are only exercisable by the relevant grantees upon the vesting of such share options. The vesting of the Company's share options is by stage and the details are disclosed above.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


29.   SHARE CAPITAL (CONT'D)

Share option schemes (cont'd)

The fair value of the share options granted during the year was HK$103,811,616.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

The following table lists the assumptions to the model used for the year ended December 31, 2005:

Dividend yield                                                              2%
Expected volatility                                                        31%
Risk-free interest rate                                                  4.57%
Expected life of option                                                5 years
Weighted average share price                                           HK$5.62

The expected life of the options is based on the historical data and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other feature of the options granted was incorporated into the measurement of fair value. Any changes to the above assumptions may affect the estimation of the fair value of the option.

2,300,100 share options granted under the 2002 Share Option Scheme and the 2001 Share Option Scheme have been exercised since the respective dates of grant and up to the date when the Board of Directors approved the financial statements. On April 1, 2005, Mr. Erwin Schurtengberger surrendered 1,150,000 share options following his resignation as an independent non-executive director of the Company. The weighted average closing price of the shares immediately on the day before the exercise of the options was HK$4.04.

The share options exercised during the year resulted in the issue of 2,300,100 ordinary shares of the Company and new share capital of RMB49,000 and share premium of RMB4,451,000.

The total number of options exercisable as of December 31, 2005 was 70,416,522. No share options had been cancelled during the year ended December 31, 2005.

At the balance sheet date, the Company had 169,063,300 share options outstanding under these share options schemes which represented approximately 0.4% of the Company's shares in issues as at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 169,063,300 additional ordinary shares of the Company and additional share capital of RMB3,517,531 and share premium of RMB602,823,748.

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

      Appropriation to the staff and workers' bonus and welfare funds, which is determined at the discretion of CNOOC China Limited's directors, is expensed as incurred under Hong Kong GAAP. The staff and workers' bonus and welfare funds can only be used for special bonuses or collective welfare of employees, and assets acquired through this fund shall not be taken as assets of CNOOC China Limited.

      As at December 31, 2005, the general reserve fund appropriated amounted to RMB6,681,974,000 (2004: RMB4,413,610,000), representing approximately
      44.5% (2004: 29.4%) of the total registered capital of CNOOC China
      Limited.

      Included in retained earnings is an amount of RMB1,146,530,000 (2004:
      RMB877,109,000), being the retained earnings attributable to associates.

      The Company's ability to distribute dividends will largely depends on the dividends it receives from its subsidiaries. The dividends distributable by the Company's subsidiaries to the Company are determined in accordance with the relevant accounting principle required by the local authorities. As of December 31, 2005, the aggregate amount of the subsidiaries' retained earnings available for distributions to the Company amounted to approximately RMB30,275,453,000 (2004:
      RMB16,652,414,000).


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


32.   NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

      (a) Reconciliation of profit before tax to cash generated from operations

                                                                                    2003           2004           2005
                                                                            ------------   ------------   ------------
                                                                                 RMB'000        RMB'000        RMB'000
                                                                              (Restated)     (Restated)
Profit before tax                                                             16,125,579     23,069,962     36,300,934

Adjustments for:
      Interest income                                                           (183,576)      (206,872)      (359,294)
      Finance costs                                                              354,940        441,825      1,100,532
      Exchange losses/(gains), net                                                 6,746        (29,269)      (287,027)
      Share of profit of associates                                             (220,263)      (344,469)      (307,075)
      Investments income                                                        (123,483)       (72,438)      (247,893)
      (Reversal) of/provision for inventory obsolescence                           8,745         (2,710)        33,088
      Depreciation, depletion and amortisation                                 4,642,753      5,455,062      5,964,740
      Loss on disposals and write-off of property, plant and equipment            39,818        155,876        141,574
      Dismantlement                                                              167,326        201,637        252,857
      Amortisation of discount of long term guaranteed notes                      11,276         15,634         41,959
      Impairment losses related to property, plant and equipment                      --             --         90,190
      Equity-settled share option expenses                                        37,747         46,642         29,123
                                                                            ------------   ------------   ------------

 Operating cash flows before movements in working capital                     20,867,608     28,730,880     42,753,708

      Increase in accounts receivable                                         (1,185,304)       (27,466)    (1,001,296)
      Increase in inventories and supplies                                      (129,678)       (96,307)      (108,405)
      Decrease/(increase)in other current assets                                 312,559        267,168       (342,087)
      Increase in amounts due from related companies                            (302,993)      (417,091)      (925,824)
      Increase/(decrease)in an amount due to the parent company                 (105,785)       205,407        118,422
      Increase in accounts payable, other payables and accrued liabilities     1,448,645      1,318,415        677,522
      Decrease in other taxes payable                                             (4,772)       (12,447)       (24,900)
      (Decrease)/increase in amounts due to related companies                    242,631       (262,798)       548,508
                                                                            ------------   ------------   ------------

 Cash generated from operations                                               21,142,911     29,705,761     41,695,648
                                                                            ============   ============   ============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


32.   NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

      (b)   Acquisitions

                                                                    2003           2004           2005
                                                            ------------   ------------   ------------
                                                                 RMB'000        RMB'000        RMB'000
      Acquisitions
      Net assets acquired:
      Property, plant and equipment, net                       1,579,726      4,686,857      3,129,662
      Intangible assets                                               --             --      1,299,643
      Accounts receivable                                             --            453             --
      Other current assets                                         8,959         66,744             --
      Inventories and supplies                                   122,777             --             --
      Cash and bank balances                                      17,580             --             --
      Accounts payable                                            (8,294)       (81,547)            --
      Other payables and accrued liabilities                     (47,983)            --             --
      Tax payable                                                     --             --             --
      Deferred tax liabilities                                        --     (1,141,461)            --
                                                            ------------   ------------   ------------

                                                               1,672,765      3,531,046      4,429,305

      Prepayment for NWS Project                                      --      4,693,809             --
      Prepayment for Tangguh Project                           2,445,715             --             --
      Acquisition of interests of MEG                                 --             --      1,017,000
                                                            ------------   ------------   ------------
                                                               4,118,480      8,224,855      5,446,305
                                                            ============   ============   ============

      Satisfied by:
      Prepayment made in 2004                                         --      2,445,715      4,582,298
      Cash paid (including cash calls for Tangguh Project)     4,118,480      5,779,140             --
      Cash paid for the interests of MEG                              --             --      1,017,000
      Tax refund from the NWS Project                                                         (152,993)
                                                            ------------   ------------   ------------
                                                               4,118,480      8,224,855      5,446,305
                                                            ============   ============   ============

An analysis of the net outflow of cash and cash equivalents in respect of the acquisitions is as follows:

                                                               2003           2004          2005
                                                       ------------   ------------  ------------
                                                            RMB'000        RMB'000       RMB'000
      Cash
      Cash consideration                                  4,118,480      5,779,140     1,017,000
      Cash and bank balances acquired                       (17,580)            --            --
      Cash received for tax refund of the NWS project            --             --      (152,993)
                                                       ------------   ------------  ------------
      Net outflow of cash and cash equivalents            4,100,900      5,779,140       864,007
                                                       ============   ============  ============

      Further details of the acquisition of the NWS Project and MEG Project are included in note 4 to the financial statements. The purchase price allocations for NWS Project are still preliminary pending the confirmation of the tax basis of the underlying assets.

      The interest in MEG has been included under long term available-for-sale financial assets.

33.   CONTINGENT LIABILITIES

      As of December 2005 and 2004, there were no material contingent liabilities not provided for in the financial statements.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


34.   COMMITMENTS

      (i)   Capital commitments

            As at December 31, 2005, the Group and the Company had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

                                                  2004          2005
                                           -----------   -----------
                                               RMB'000       RMB'000

      Contracted for                         9,568,971     7,511,100
      Authorised, but not contracted for    20,331,504    23,736,582

            As at December 31, 2005, the Group had unutilised banking facilities amounting, to approximately RMB33,450,791,000 (2004:
            RMB20,662,120,000).

      (ii)  Operating lease commitments

            (a)   Office properties

                  The Group leases certain of its office properties under operating lease arrangements, leases properties are negotiated for terms ranging from 10 months to 3 years.

                  As at December 31, 2005, the Group had total minimum lease payments under non-cancelable operating leases falling due as follows:

                                                      2004          2005
                                              ------------  ------------
                                                   RMB'000       RMB'000
      Commitments due:
      - Within one year                             24,824       157,181
      - After one year but within two years            549        22,351
      - After two year but within five years            --        23,972
                                              ------------  ------------
                                                    25,373       203,504
                                              ============  ============

            (b)   Plant and equipment

                  The Group leases certain of its plant and equipment under operating lease arrangements for a term of 10 years.

                  As at December 31, 2005, the Group had total minimum lease payments under non-cancelable operating lease falling due as follows:

                                                      2004          2005
                                              ------------  ------------
                                                   RMB'000       RMB'000
      Commitments due:
      - Within one year                            149,360       183,137
      - After one year but within two years        597,442       183,137
      - After two year but within five years     1,834,023     1,006,289
                                              ------------  ------------
                                                 2,580,825     1,372,563
                                              ============  ============

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


34.   COMMITMENTS (CONT'D)

      (iii) Financial instruments

            (a)   Currency swap contracts

                  As at December 31, 2005, the Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at a fixed rate of 4.5% per annum. The interest stipulated in the swap contract for the United States dollars was the floating LIBOR rate.

                  The details are as follows:

                                      2004                               2005
                          ------------------------------      --------------------------
                                                Weighted                        Weighted
                            Notional             average       Notional          average
                            contract         contractual       contract      contractual
                              amount       exchange rate         amount    exchange rate
                           (JPY'000)           (JPY/US$)      (JPY'000)        (JPY/US$)
      Year
      2005                   271,470               95.00             --               --
      2006                   271,470               95.00        271,470            95.00
      2007                   271,470               95.00        271,470            95.00

            (b)   Fair value of financial instruments

                  The carrying value of cash and cash equivalents, time deposits, available-for-sale investments, accounts receivables, other current assets, accounts payable and other payables approximated to fair value due to the short maturity of these instruments.

                  The estimated fair value of long term bank loans based on current market interest rates was approximately
                  RMB868,886,000 as at December 31, 2005 (2004:
                  RMB967,770,000).

                  The estimated fair value of long term guaranteed notes based on current market interest rates was approximately RMB 16,592,412,000 as at December 31, 2005 (2004:
                  RMB16,428,934,000).

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

            The majority of the Group's accounts receivable is related to sales of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers' financial condition and generally do not require collateral on accounts receivable. The Group maintains a provision for doubtful accounts and actual losses have been within management's expectation.

            No other financial assets carry a significant exposure to credit risk.

      (b)   Currency risk

            Substantially all of the Group's oil and gas sales are denominated in Renminbi and US dollars. In the past decade, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves has contributed to the stability of the Renminbi. Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollar. From that day to December 31, 2005, Renminbi has appreciated by approximately 2.5% against US dollars.

            The appreciation of Renminbi against US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group's oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Renminbi will also decrease the Group's costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since more than 99% of the Group's debts are also denominated in U.S. dollars.

            As of the end of 2005, the balance of the yen-denominated loans was only RMB37,307,000. Since the Group has hedged the yen loans against foreign currency swaps, the Group does not expect any exchange risk relating to Japanese yen in the future.

      (c)   Interest rate risk

            As of the end of 2005, the interest rates for all balance of our debts were fixed. The term of the weighted average balance was approximately 8 years. The average interest rate payable by the Group is favorable under the environment of interest rate hike.

      (d)   Business risk

            The major operations are conducted in the PRC, Indonesia and Australia and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


35.   CONCENTRATION OF RISKS (CONT'D)

      (e)   Concentration of customers

            A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis. Details of the sales to these customers are as follows:

                                                  2003          2004          2005
                                              ------------   -----------   -----------
                                                   RMB'000       RMB'000       RMB'000

      China Petroleum & Chemical Corporation     6,975,069    10,634,066    15,625,736
      PetroChina Company Limited                 1,446,169     1,944,709     1,776,199
      Castle Peak Power Company Limited            841,285     1,070,436     1,107,314

36.   ADDITIONAL FINANCIAL INFORMATION

      As at December 31, 2005, net current assets and total assets less current liabilities of the Group amounted to approximately
      RMB30,805,199,000 and RMB101,148,848,000 (2004: RMB24,890,362,000 and
      RMB83,399,497,000 (restated)), respectively.

37.   SUBSEQUENT EVENT

      On January 8, 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited ("SAPETRO") to acquire a 45% working interest in an offshore oil mining license 130 "OML 130" in Nigeria for a cash consideration of US$2.268 billion, subject to adjustment. Conditional on, among other things, the approval of the Nigerian National Petroleum Corporation ("NNPC") and the PRC government, the transaction is expected to be completed in the first half of 2006.

      On January 27, 2006, CNOOC Africa Limited, a wholly-owned subsidiary of the Company, signed an agreement to acquire from AERD Projects Nigeria Limited a 35% of right to Oil Prospecting Licence 229 "OPL229" in Nigeria for US$ 60 million in cash, subject to adjustments.

38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP

      (a)   Net profit and net equity

            (i)   Short term investments

                  In 2003, according to Hong Kong GAAP, available-for-sale investments in marketable securities were measured at fair value and related unrealised holding gains and losses are included in the current period's earnings. According to US GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No.115. Under US GAAP, related unrealised gains and losses on available-for-sale securities were excluded from the current period's earnings and included in other comprehensive income.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

      (a)   Net profit and net equity (continued)


            (ii)  Impairment of long-lived assets

                  Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's fair value less costs to sell and value in use, which incorporates discounting the asset's estimated future cash flows.

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

                  In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset (other than goodwill and available-for-sale equity investments) is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

                  For the year ended December 31, 2005, an impairment of approximately RMB90,190,000 was recognised under Hong Kong GAAP and US GAAP.

            (iii) Acquisition of CNOOC Finance

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)

38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

      (a)   Net profit and net equity (continued)

            (iv)  Accounting for convertible bonds

                  With effect from January 1, 2005, under HKAS 32 Financial
                  Instruments: Disclosure and Presentation, financial instruments with cash settlement options and other derivative components will need to be bifurcated into a debt component and a derivative component. The derivative component is marked to market at each balance sheet date and the differences will be charged/credited to the income statement. The debt component is stated at amortised cost. The requirements of HKAS 32 have been applied retrospectively with comparative amounts restated.

                  Under US GAAP, convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. However, there is no significant difference on the accounting treatment adopted under HK GAAP and US GAAP for the Group's convertible bonds.

            (v)   Provision for dismantlement

                  HK GAAP requires the provision for dismantlement to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalized and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

                  Prior to 2003, the Company accrued for dismantlement costs on a unit-of-production basis under SFAS No.19, "Financial accounting and reporting by oil and gas producing companies" under US GAAP. The Company adopted SFAS No.143 "Accounting for asset retirement obligations" on January 1, 2003. SFAS No.143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of long-lived asset. The liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The impact of the adoption of SFAS No.143 is included in the cumulative effect of change in accounting policy for dismantlement liabilities below.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

(a)   Net profit and net equity (continued)

The effects on net profit of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:

                                                                                                  Net Profit
                                                                               ----------------------------------------------
                                                                                     2003                2004            2005
                                                                               ----------          ----------      ----------
                                                                                  RMB'000             RMB'000         RMB'000
                                                                               (Restated)          (Restated)

     As reported under Hong Kong GAAP                                          11,497,743          16,139,136      25,323,122

     Impact of U.S GAAP adjustments:
     -    Equity accounting for the results of CNOOC Finance                       30,913                   -               -
     -    Unrealised holding gains from available-for-sale
             investments in marketable securities                                 (21,503)             25,228               -
     -    Realised holding gains from available-for-sale
             marketable securities                                                 27,088               2,972               -
     -    Other                                                                     9,156               9,156          20,036
                                                                               ----------          ----------      ----------

     Income before cumulative effect of change in accounting policy            11,543,397          16,176,492      25,343,158

     Cumulative effect of change in accounting policy for dismantlement
         liabilities                                                              436,112                   -               -
                                                                               ----------          ----------      ----------

     Net profit under US GAAP                                                  11,979,509          16,176,492      25,343,158
                                                                               ==========          ==========      ==========

     Net profit per share under US GAAP

     -Basic
       Before cumulative effect of change in accounting policy for dismantlement liabilities
       Cumulative effect of change in accounting policy for
         dismantlement liabilities                                                RMB0.28             RMB0.39         RMB0.62

                                                                                  RMB0.01                   -               -
                                                                               ----------          ----------      ----------

                                                                                  RMB0.29             RMB0.39         RMB0.62
                                                                               ==========          ==========      ==========

     -Diluted
       Before cumulative effect of change in accounting policy for
         dismantlement liabilities                                                RMB0.28             RMB0.39         RMB0.61
       Cumulative effect of change in accounting policy for dismantlement
          liabilities                                                             RMB0.01                   -               -
                                                                               ----------          ----------      ----------

                                                                                  RMB0.29             RMB0.39         RMB0.61
                                                                               ==========          ==========      ==========

     There are no significant differences between Hong Kong GAAP and US GAAP that affect net equity.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

(b)   Comprehensive income

      According to SFAS No. 130, "Reporting comprehensive income", the Group is required to include a statement of other comprehensive income for revenues and expenses, gains and losses which under US GAAP are included in comprehensive income and excluded from net income.


                                                                 2003           2004           2005
                                                              RMB'000        RMB'000        RMB'000
                                                         ------------------------------------------
      Net income under US GAAP                             11,979,509     16,176,492     25,343,158
      Other comprehensive income:
       Foreign currency translation adjustments                36,243        (42,301)      (493,289)
       Unrealised gains /(losses) on available-for-sale
           investments/Short term investments                  21,503        (25,228)        69,069
       Less: Reclassification adjustment for gains
           included in net income                             (27,088)        (2,972)       (20,036)
                                                         ------------------------------------------
      Comprehensive income under US GAAP                   12,010,167     16,105,991     24,898,902
                                                         ------------------------------------------

      Roll forward of accumulated other comprehensive income components are as follows:

                                                                  Unrealised
                                                      Foreign       gains on    Accumulated
                                                     currency      available          other
                                                  translation      -for-sale  comprehensive
                                                  adjustments    investments         income
                                                      RMB'000        RMB'000        RMB'000
                                                  ------------------------------------------
      Balance at  January 1, 2003                     (13,596)        53,821         40,225
      Reversal of current year's realised gains            --        (27,088)       (27,088)
      Current year's change                            36,243         21,503         57,746

                                                   -----------------------------------------

      Balance at  January 1, 2004                      22,647         48,236         70,883
      Reversal of current year's realised gains            --         (2,972)        (2,972)
      Current year's change                           (42,301)       (25,228)       (67,529)

                                                   -----------------------------------------

      Balance at  December 31, 2004                   (19,654)        20,036            382
      Reversal of current year realised gains              --        (20,036)       (20,036)
      Current year's change                          (493,289)        69,069       (424,220)

                                                   -----------------------------------------

      Balance at  December 31, 2005                  (512,943)        69,069       (443,874)
                                                   -----------------------------------------

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

      (c)   Use of estimates in the preparation of financial statements

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

      (d)   Segment reporting

            The Group's segment information is based on the segmental operating results regularly reviewed by the Group's chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group's consolidated Hong Kong GAAP financial statements.

      (e)   Impact of Recently Issued Accounting Standards

            In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No.153, "Exchange of Non-monetary Asset an amendment of APB Opinion No.29".This Statement, which address the measurement of exchange of non-monetary assets, is effective prospectively for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement is not expected to impact the Company's consolidated financial position or results of operations.

            In December 2004, the FASB issued Statement No. 123 (revised
            2004), "Share Based Payment" (FAS No.123R), which replaces FAS No.123 and superseded APB Opinion No.25, "Accounting For Stock Issued to Employees". FAS No.123R requires all share-based payments to employees, including grants of employee stock options, to be recognised in the financial statement based on their fair values beginning with the first interim period after June 15, 2005, with early adoption encouraged. Under the SEC's rule, FAS No.123R is now effective for the Company beginning January 1, 2006, The proforma disclosures previously permitted under FAS No 123 no longer will be an alternative to financial statement recognition. The Company believes the adoption of the FAS No. 123R will have no material impact on its consolidated financial statement as the Company currently accounts for the stock options under the fair value recognition provision of FAS No. 123.

            In 2005, the FASB has finalized an amendment to statement No.19, "Financial Accounting and Reporting by Oil and Gas Producing Companies" ("FAS No. 19") that change the way oil and gas producers account for deferred exploratory drilling costs. The new standard would relax the one-year limitation, so long as oil and gas reserves have been discovered and an enterprise "is making sufficient progress assessing the reserves and the economic and operating viability of the project." We believe the adoption of amendment to FAS No. 19 will have no material impact on its consolidated financial position or results of operations.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
          (All amounts expressed in Renminbi unless otherwise stated)


38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

      (e)   Impact of Recently Issued Accounting Standards (continued)

            In March 2005, the FASB issued FASB Interpretation Number 47("FIN No.47"), "Accounting for conditional asset retirement obligations". The interpretation clarifies the requirement to record abandonment liabilities stemming from legal obligations when the retirement depends on a conditional future event. FIN No.47 requires that the uncertainty about the timing or method of settlement of a conditional retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN No.47 is effective for fiscal years ending after December 15, 2005 and application of the interpretation did not change how abandonment obligations are currently calculated by the Company.

            In May 2005, the FASB issued FAS No. 154, i(degree)Accounting Changes and Error Corrections,i+/- a replacement of APB Opinion No. 20, i(degree)Accounting Changesi+/- and FAS No. 3, i(degree)Reporting Accounting Changes in Interim Financial Statementsi+/- (i(degree)FAS No. 154i+/-). FAS No.154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognised by way of a cumulative effect adjustment within net income during the period of the change. FAS No. 154 requires retrospective application to prior periodsi- financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe adoption of FAS No. 154 will have a material effect on its financial position, cash flows or results of operations.

            In February 2006, the FASB issued FAS No. 155 "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140" ("FAS No.155"). FAS No. 155 clarifies certain issues relating to embedded derivatives and beneficial interests in securitized financial assets, including permitting fair value measurement for any hybrid financial instrument that contains an embedded derivative, eliminating the prohibition on a qualifying special-purpose entity from holding certain derivative instruments, and providing clarification that concentrations of credit risk in the form of subordination are not embedded derivatives. The provisions of FAS No. 155 are effective for all financial instruments acquired or issued after fiscal years beginning after September 15, 2006. The Company does not believe adoption of FAS No. 155 will have a material effect on its financial position, cash flows or results of operations.

                      CNOOC LIMITED AND ITS SUBSIDIARIES
   SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)


The following disclosures are included in accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities". The disclosures are categorized by the geographical areas in which the Group conducts oil and gas activities. Except for PRC and Indonesia, the information on the other geographical areas, such as Australia, Myanmar and Morocco, etc., are combined in the following disclosures as "Others", among which all the other projects are still in exploration or joint study stage except that the North West Shelf Project in Australia is in development stage.

(a)   Reserve quantity information

      Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

      Estimates of crude oil and natural gas reserves have been made by independent engineers. The Group's net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less
      (a) an adjustment for the Group's share of royalties payable by the Group to the PRC government and the Group's participating interest in share oil payable to the PRC government under the production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group's participating interest, and plus (a) its participating interest in the properties in Australia, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

      Proved developed and undeveloped reserves (net of royalties and PRC government share oil):

                                           PRC                     Indonesia                 Others                         Total
                                      Oil  Natural gas          Oil  Natural gas          Oil Natural gas          Oil  Natural gas
                                   (mmbls)        (bcf)      (mmbls)        (bcf)     (mmbls)       (bcf)      (mmbls)       (bcf)
                               ---------------------------------------------------------------------------------------------------
December 31, 2002                   1,287        3,333          138          215           --          --       1,425        3,548
 Purchase of reserves                  53          142           --           --           --          --          53          142
 Discoveries and extensions           114          506            1            2           --          --         115          508
 Production                           (97)         (69)         (15)         (37)          --          --        (112)        (106)
 Revisions of prior estimates         (24)          42          (21)          20           --          --         (45)          62
                               ---------------------------------------------------------------------------------------------------

December 31, 2003                   1,333        3,954          103          200           --          --       1,436        4,154
 Purchase of reserves                   6          161           --           --           --          --           6          161
 Discoveries and extensions           129          414            4          157           --          --         133          571
 Production                          (106)        (103)         (11)         (31)          --          --        (117)        (134)
 Revisions of prior estimates          (8)        (101)           5           (5)          --          --          (3)        (106)
                               ---------------------------------------------------------------------------------------------------

December 31, 2004                   1,354        4,325          101          321           --          --       1,455        4,646
 Purchase of reserves                  --           --           --           --           25         603          25          603
 Discoveries and extensions           133          314           --           17           --          --         133          331
Production                           (122)        (108)          (9)         (34)          --          --        (131)        (142)
Revisions of prior estimates           (7)          --          (19)          (7)          --          --         (26)          (7)
                               ---------------------------------------------------------------------------------------------------

December 31, 2005                   1,358        4,531           73          297           25         603       1,456        5,431
                               ===================================================================================================


(a)   Reserve quantity information (cont'd)

                      CNOOC LIMITED AND ITS SUBSIDIARIES
   SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)



      Proved developed reserves:

                           PRC                 Indonesia             Others                 Total
                        Oil  Natural gas     Oil Natural gas       Oil  Natural gas      Oil Natural gas
                    (mmbls)        (bcf) (mmbls)       (bcf)   (mmbls)         (bcf) (mmbls)       (bcf)
                  ---------------------------------------------------------------------------------------
 December 31, 2003      459        2,054      91         135        --           --      550       2,189
 December 31, 2004      617        2,134      85         138        --           --      702       2,272
 December 31, 2005      644        2,098      63         155        14          378      721       2,631
                  =======================================================================================


(b)   Results of operations

                                                2003                                                   2004

                          PRC           Indonesia     Others      Total         PRC           Indonesia    Others      Total

                          RMB'000       RMB'000       RMB'000     RMB'000       RMB'000       RMB'000      RMB'000     RMB'000
                         ---------------------------------------------------------------------------------------------------------
Net sales to customers   23,644,659     4,472,172            --   28,116,831    32,723,277     4,162,742          --   36,886,019

Operating expenses       (2,903,094)   (1,609,715)           --   (4,512,809)   (3,643,182)   (1,427,162)         --   (5,070,344)

Production taxes         (1,238,598)           --            --   (1,238,598)   (1,725,674)           --          --   (1,725,674)

Exploration                (764,165)      (83,907)           --     (848,072)   (1,202,203)     (113,957)         --   (1,316,160)

Accretion expense           (93,246)           --            --      (93,246)     (119,707)           --          --     (119,707)

Depreciation,
depletion and
amortisation
(including
dismantlement)           (3,700,349)   (1,109,730)           --   (4,810,079)   (4,670,988)     (985,711)         --   (5,656,699)
                         ---------------------------------------------------------------------------------------------------------

                         14,945,207     1,668,820            --   16,614,027    21,361,523     1,635,912          --   22,997,435

Income tax expenses      (4,483,562)     (719,695)           --   (5,203,257)   (6,408,457)     (705,487)         --   (7,113,944)
                         ---------------------------------------------------------------------------------------------------------

Result of operations     10,461,645       949,125            --   11,410,770    14,953,066       930,425          --   15,883,491
                         =========================================================================================================


                                                 2005

                         PRC           Indonesia       Others     Total

                         RMB'000       RMB'000         RMB'000    RMB'000
                        -------------------------------------------------------
Net sales to customers   48,778,934     4,638,735            --    53,417,669

Operating expenses       (4,507,915)   (1,426,683)           --    (5,934,598)

Production taxes         (2,596,543)           --            --    (2,596,543)

Exploration              (1,169,067)      (77,842)      (46,779)   (1,293,688)

Accretion expense          (198,945)           --            --      (198,945)

Depreciation,
depletion and
amortisation
(including
dismantlement)           (5,360,745)     (856,775)           --    (6,217,520)
                        -------------------------------------------------------

                         34,945,719     2,277,435       (46,779)   37,176,375

Income tax expenses     (10,483,716)     (995,885)           --   (11,479,601)
                        -------------------------------------------------------

Result of operations     24,462,003     1,281,550       (46,779)   25,696,774
                        =======================================================

(c)   Capitalised costs

                                              2003                                                      2004
                           PRC       Indonesia        Others         Total            PRC      Indonesia        Others     Total
                       RMB'000        RMB'000        RMB'000       RMB'000        RMB'000        RMB'000        RMB'000    RMB'000
                  -----------------------------------------------------------------------------------------------------------------
Proved oil and gas
  Properties        57,537,676      9,440,843        --    66,978,519     70,931,798     10,100,116             --       81,031,914

Unproved oil and gas
  Properties           713,594             --        --       713,594        437,513      4,696,237             --        5,133,750

Accumulated
depreciation,
depletion and
amortization       (25,740,836)    (2,098,269)       --   (27,839,105)   (30,462,658)    (3,083,933)            --     (33,546,591)
                  -----------------------------------------------------------------------------------------------------------------

Net capitalised
  costs             32,510,434      7,342,574        --    39,853,008     40,906,653     11,712,420             --       52,619,073
                     ==============================================================================================================

                                                      2005
                              PRC      Indonesia         Others         Total
                          RMB'000        RMB'000        RMB'000       RMB'000
                      ---------------------------------------------------------
Proved oil and gas
  Properties           85,960,339     11,241,345      3,129,662   100,331,346

Unproved oil and gas
  Properties              267,432      5,529,450             --     5,796,882

Accumulated
depreciation,
depletion and
amortization          (35,875,926)    (3,850,293)            --   (39,726,219)
                      ---------------------------------------------------------

Net capitalised costs  50,351,845     12,920,502      3,129,662    66,402,009
                      =========================================================

                      CNOOC LIMITED AND ITS SUBSIDIARIES
   SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)


(d)   Costs incurred


                                              2003                                                      2004
                             PRC   Indonesia      Others       Total         PRC   Indonesia      Others       Total
                         RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000
                      -----------------------------------------------------------------------------------------------
Acquisition costs      1,579,726          --          --   1,579,726          --   3,531,046          --   3,531,046
Exploration costs      1,225,926     102,067          --   1,327,993   1,806,556     137,361          --   1,943,917
Development costs*     7,489,472     512,064          --   8,001,536  11,693,183     645,501          --  12,338,684
                       ----------------------------------------------------------------------------------------------
Total costs incurred  10,295,124     614,131          --  10,909,255  13,499,739   4,313,908          --  17,813,647
                      ===============================================================================================

                                                            2005
                                 PRC               Indonesia     Others**    Total
                                 RMB'000             RMB'000     RMB'000     RMB'000
                                 -------------       -----------------------------------
Acquisition costs                           --            --   4,546,285   4,546,285
Exploration costs                    1,878,931       111,219      46,779   2,036,929
Development costs*                  14,423,266     2,328,200          --  16,751,466
                                  ------------------------------------------------------
Total costs incurred                16,302,197     2,439,419   4,593,064  23,334,680
                                  ======================================================

      * The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

      ** The amounts include prepayments made in 2004 for the NWS Project of RMB 4,693,809,000 and a tax refund of RMB152,993,000 related to the acquisition of the NWS Project received in 2005.

(e) Standardised measure of discounted future net cash flows and changes therein

      In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group's estimated annual future production from proven reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$48 as at December 31, 2005 (2004: US$32; 2003: US$30).
      Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

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

                      CNOOC LIMITED AND ITS SUBSIDIARIES
   SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
          (All amounts expressed in Renminbi unless otherwise stated)


(e) Standardised measure of discounted future net cash flows and changes therein (cont'd)

      Present value of estimated future net cash flows:

                                             2003                                                      2004
                  Notes  PRC          Indonesia     Others          Total         PRC          Indonesia      Others        Total
                         RMB'000      RMB'000       RMB'000       RMB'000         RMB'000      RMB'000        RMB'000       RMB'000
                     --------------------------------------------------------------------------------------------------------------
Future cash
  inflows        (1)  422,329,692    30,135,721          --   452,465,413     467,336,822     37,198,784           --   504,535,606
Future
  production
  Costs              (106,854,167)  (17,532,095)         --  (124,386,262)   (115,267,250)   (20,472,914)          --  (135,740,164)
Future
  development
  Costs          (2)  (52,917,280)   (4,114,091)         --   (57,031,371)    (60,319,348)    (6,709,341)          --   (67,028,689)
Future income
  taxes               (72,124,755)   (3,346,547)         --   (75,471,302)    (78,717,296)    (4,001,019)          --   (82,718,315)
                     ---------------------------------------------------------------------------------------------------------------

Future net
  cash flows     (3)  190,433,490     5,142,988          --   195,576,478     213,032,928      6,015,510           --   219,048,438
10% discount
  factor              (84,550,531)   (1,226,300)         --   (85,776,831)    (91,755,987)    (1,905,679)          --   (93,661,666)
                     ---------------------------------------------------------------------------------------------------------------


Standardised measure  105,882,959     3,916,688          --   109,799,647     121,276,941      4,109,831           --   125,386,772
                     ===============================================================================================================


                                                    2005
                            PRC          Indonesia       Others          Total
                            RMB'000      RMB'000         RMB'000         RMB'000
                     ---------------------------------------------------------------
Future cash inflows     661,693,176      40,919,470      21,855,452     724,468,098
Future production
Costs                  (156,122,249)    (19,370,535)     (3,742,250)   (179,235,034)
Future development
Costs                   (69,918,424)     (7,481,211)     (4,497,517)    (81,897,152)
Future income taxes    (119,326,469)     (5,678,110)     (2,759,755)   (127,764,334)
                     ---------------------------------------------------------------

Future net cash flows   316,326,034       8,389,614      10,855,930     335,571,578
10% discount factor    (128,177,514)     (2,494,083)     (5,472,748)   (136,144,345)
                     ---------------------------------------------------------------


Standardised measure    188,148,520       5,895,531       5,383,182     199,427,233
                     ===============================================================

(1) Future cash flows consist of the Group's 100% interest in the independent oil and gas properties and the Group's participating interest in the properties under production sharing contracts in PRC less (a) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group's participating interest, plus (a) its participating interest in the properties in Australia, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia, less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

(2) Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3) Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

      Changes in the standardised measure of discounted future net cash flows:

                                                                      2003            2004            2005
                                                                   RMB'000         RMB'000         RMB'000
                                                              ------------    ------------    ------------
Standardised measure, beginning of year                        100,141,049     109,799,647     125,386,772
Sales of production, net of royalties and production costs     (22,345,781)    (30,090,001)    (44,886,528)
Net change in prices, net of royalties and production costs     22,321,949      17,826,421      99,412,030
Extensions discoveries and improved recovery,
  net of related future costs                                   13,790,936      20,772,271      26,693,961
Change in estimated future development costs                   (14,673,054)    (21,766,234)    (18,500,061)
Development costs incurred during the year                       7,718,863      11,768,916      15,592,789
Revisions in quantity estimates                                 (2,942,902)     (1,954,130)     (3,087,240)
Accretion of discount                                           13,428,654      14,202,072     17, 132,630
Net change in income taxes                                      (6,290,099)     (5,515,547)    (29,228,637)
Purchase of properties                                           5,363,142       2,352,004       8,981,882
Changes in timing and other                                     (6,713,110)      7,991,353       1,929,635
                                                              ------------    ------------    ------------

Standardised measure, end of year                              109,799,647     125,386,772     199,427,233
                                                              ============    ============    ============