Form 20-F/A
period 2005-12-31
CNOOC LTD
filed 2007-06-28
CIK 1095595

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from                 to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _______
Commission File Number: 1-14966

CNOOC Limited

(Exact name of Registrant as specified in its charter)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing 100 shares of par value HK$0.02 per share	New York Stock Exchange, Inc.*
Shares of par value HK$0.02 per share	New York Stock Exchange, Inc.**

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

41,054,675,375 Shares, par value HK$0.02 per share, as of December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

Yes ☒  No ☐

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☒   No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer
☒	☐	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

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

Explanatory Note

This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2005, previously filed on June 26, 2006, is being filed to amend Item 18 of the Form 20-F as follows:

•	to correct an inadvertent typographical error found in the Report of Independent Registered Public Accounting Firm;
•	to clarify disclosures related to “Oil and gas properties” contained in Note 3 to the Financial Statements – “Summary of Significant Accounting Policies;”
•	to clarify disclosures contained in Note 4 to the Financial Statements – “Acquisitions;”
•	to clarify disclosures related to “Accounting for convertible bonds” contained in Note 38 to the Financial Statements – “Significant Differences Between Hong Kong GAAP and US GAAP;”
•	to clarify accounting methods used in the Company’s earnings per share calculation in Note 15 to the Financial Statements – “Earnings Per Share;”
•
to separately present the oil and gas producing activities information of an equity investee and to provide additional information on costs incurred in “Supplementary Information on Oil and Gas Producing Activities (Unaudited).”

This Form 20-F/A consists of a cover page, this explanatory note, the information required by Item 18 of Form 20-F, a signature page and the principal executive and principal financial officer certifications required to be filed as exhibits hereto. In accordance with Rule 12b-15 promulgated pursuant to the Securities Exchange Act of 1934, the complete text of Item 19, as amended, is included or incorporated by reference herein.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages beginning on page F-1 following Item 19.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Document
1.1	Articles of Association of the Registrant, as amended in 2005.*
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

4.4
Form of the Equity Transfer Agreement between CNOOC and CNOOC Limited incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

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

4. 8
Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated November 7, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number:333-10862).

4.9
Transfer Agreement dated September 9, 1999 among CNOOC, Offshore Oil Company Limited, the four PRC subsidiaries and CNOOC's affiliates regarding the transfer of the rights and obligations of the technical services agreements to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1filed with the Securities and Exchange Commission (File Number: 333-10862).

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

4.28	Service Agreement between CNOOC Limited and Chengyu Fu.*
4.29	Service Agreement between CNOOC Limited and Han Luo.*
4.30	Service Agreement between CNOOC Limited and Shouwei Zhou.*
4.31	Service Agreement between CNOOC Limited and Xinghe Cao.*
4.32	Service Agreement between CNOOC Limited and Zhenfang Wu.*
4.33	Service Agreement between CNOOC Limited and Guangqi Wu.*
4.34	Service Agreement between CNOOC Limited and Hua Yang.*
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

4.37	CNOOC Limited Share Option Scheme adopted on December 31, 2005.*
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

4.45	Framework Agreement dated December 8, 2005 with CNOOC (Summary Translation).*
4.46	Framework Agreement dated December 8, 2005 with China Oilfield Services Limited (Summary Translation).*
4.47	Framework Agreement dated December 8, 2005 with Offshore Oil Engineering Co., Ltd (Summary Translation).*
4.48	Supplemental Agreement to the Undertaking agreement with CNOOC, dated December 8, 2005.*
4.49
Sale and Purchase Agreement, dated January 8, 2006 between CNOOC Exploration & Production Limited and South Atlantic Petroleum Limited (certain statements, marked with an asterisk in brackets [*], have been omitted from this agreement pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and the omitted materials have been filed separately in paper form with the Securities and Exchange Commission).*

8.1	List of Subsidiaries.*
10.1
Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).

11.1	Code of Ethics for Directors and Senior Officers, as amended in 2005.*
12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.

*Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary

Date: June 28, 2007

CNOOC LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated balance sheets of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2005 and 2004, and the related consolidated income statements, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2005, 2004 and 2003.  These financial statements are the responsibility of the management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Hong Kong (“Hong Kong GAAP”).

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

 /s/ Ernst & Young
Ernst & Young
Certified Public Accountants

Hong Kong
March 24, 2006

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Notes	2003	2004	2005	2005
		RMB’000	RMB’000	RMB’000	US$’000
		(Restated)	(Restated)
REVENUE
Oil and gas sales	7,27	28,116,831	36,886,019	53,417,669	6,619,126
Marketing revenues	8	12,398,661	18,191,353	15,901,325	1,970,376
Other income		434,781	144,691	136,749	16,944

		40,950,273	55,222,063	69,455,743	8,606,446
EXPENSES
Operating expenses		(4,512,809)	(5,070,344)	(5,934,598)	(735,372)
Production taxes		(1,238,598)	(1,725,674)	(2,596,543)	(321,745)
Exploration expenses		(848,072)	(1,316,160)	(1,293,687)	(160,304)
Depreciation, depletion and amortisation		(4,642,753)	(5,455,062)	(5,964,740)	(739,107)
Dismantlement	28	(167,326)	(201,637)	(252,857)	(31,332)
Impairment losses related to property, plant and equipment		-	-	(90,190)	(11,176)
Crude oil and product purchases	8	(12,295,238)	(17,963,461)	(15,704,100)	(1,945,937)
Selling and administrative expenses	9	(1,250,270)	(1,104,348)	(1,370,368)	(169,806)
Others		(350,232)	(45,844)	(77,062)	(9,548)

		(25,305,298)	(32,882,530)	(33,284,145)	(4,124,327)

PROFIT FROM OPERATING ACTIVITIES		15,644,975	22,339,533	36,171,598	4,482,119

Interest income		183,576	206,872	359,294	44,521
Financial costs	10	(354,940)	(441,825)	(1,100,532)	(136,370)
Exchange gains/(losses), net		(6,746)	29,269	287,027	35,566
Investment income		123,483	72,438	247,893	30,717
Share of profit of associates		220,263	344,469	307,075	38,050
Non-operating income/(expenses), net		314,968	519,206	28,579	3,543

PROFIT BEFORE TAX		16,125,579	23,069,962	36,300,934	4,498,146

Tax	13	(4,627,836)	(6,930,826)	(10,977,812)	(1,360,290)

NET PROFIT		11,497,743	16,139,136	25,323,122	3,137,856

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS (CONT’D)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Notes	2003	2004	2005	2005
		RMB’000	RMB’000	RMB’000	US$’000
		(Restated)	(Restated)
DIVIDENDS
Special interim dividend declared in place of 2003 final dividend *		—	2,617,526	—	—
Interim	14	1,220,132	1,306,451	2,138,128	264,941
Special interim	14	1,568,741	2,177,418	2,138,128	264,941
Proposed final*	14	1,050,460	1,310,022	4,250,391	526,678
Proposed special final*	14	1,575,691	2,183,371	—	—
		5,415,024	9,594,788	8,526,647	1,056,560

DIVIDENDS PER SHARE
Special interim dividend declared in place of 2003 final dividend*		—	RMB0.060	—	—
Interim	14	RMB0.030	RMB0.030	RMB0.052	US$ 0.006
Special interim	14	RMB0.038	RMB0.050	RMB0.052	US$ 0.006
Proposed final*	14	RMB0.026	RMB0.030	RMB0.103	US$ 0.013
Proposed special final*	14	RMB0.038	RMB0.050	—	—

EARNINGS PER SHARE
Basic	15	RMB0.28	RMB0.39	RMB0.62	US$ 0.08
Diluted	15	RMB0.28	RMB0.39	RMB0.61	US$ 0.08

EARNINGS PER ADS
Basic	15	RMB27.99	RMB39.31	RMB61.68	US$ 7.64
Diluted	15	RMB27.97	RMB39.19	RMB61.01	US$ 7.56

﹡The proposed final dividend and special final dividend for 2003 were cancelled and replaced by the special interim dividend declared in 2004.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Notes	2004	2005	2005
		RMB’000	RMB’000	US$’000
		(Restated)
NON-CURRENT ASSETS
Property, plant and equipment, net	16	57,182,026	66,625,167	8,255,702
Intangible assets	17	—	1,299,643	161,042
Investments in associates	18	1,327,109	1,401,839	173,706
Available-for-sale financial assets		—	1,017,000	126,019
		58,509,135	70,343,649	8,716,469

CURRENT ASSETS
Accounts receivable, net	19	4,276,489	5,277,784	653,984
Inventories and supplies	20	1,147,294	1,199,626	148,649
Due from related companies	27	1,173,374	2,099,197	260,117
Other current assets		556,931	806,115	99,887
Available-for-sale financial assets /Short term investments	21	5,444,113	13,846,935	1,715,811
Time deposits with maturities over three months		8,603,000	12,200,000	1,511,735
Cash and cash equivalents	27	14,091,524	8,991,758	1,114,193
		35,292,725	44,421,415	5,504,376

TOTAL ASSETS		93,801,860	114,765,064	14,220,845

CURRENT LIABILITIES
Accounts payable	22	3,102,024	2,867,678	355,342
Other payables and accrued liabilities	23	4,191,024	5,206,943	645,206
Current portion of long term bank loans	24	24,364	825,674	102,311
Due to the parent company	26,27	370,060	488,482	60,529
Due to related companies	27	211,425	759,934	94,166
Tax payable	13	2,503,466	3,467,505	429,668
		10,402,363	13,616,216	1,687,222

NON-CURRENT LIABILITIES
Long term bank loans	24	865,211	24,392	3,022
Long term guaranteed notes	25	16,313,550	16,531,780	2,048,497
Provision for dismantlement	28	3,089,448	4,161,663	515,683
Deferred tax liabilities	13	6,688,498	6,827,916	846,065
		26,956,707	27,545,751	3,413,267

CAPITAL AND RESERVES
Issued capital	29	876,586	876,635	108,626
Reserves	30	55,566,204	72,726,462	9,011,730
		56,442,790	73,603,097	9,120,356

TOTAL EQUITY AND LIABILITIES		93,801,860	114,765,064	14,220,845

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

		Share
		premium			Statutory
	Issued	and capital	Asset	Cumulative	and non-
	share	redemption	revaluation	translation	distributive	Other	Retained
	capital	reserve	reserve	reserve	reserve	reserve	earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at January 1, 2003 as previously reported	876,978	20,761,205	274,671	(13,596)	2,232,410	─	16,436,820	40,568,488
Cumulative adjustment for the adoption of HKFRS 2 (note 2.2)	─	─	─	─	─	25,755	(25,755)	─

Cumulative adjustment for the adoption of HKAS 16 (note 2.2)	─	─	(274,671)	—	─	—	─	(274,671)

Balances at January 1 2003 as restated	876,978	20,761,205	—	(13,596)	2,232,410	25,755	16,411,065	40,293,817
Exchange realignment	─	─	─	36,243	─	─	─	36,243
Total income and expenses for the year recognised directly in equity	─	─	─	36,243	─	─	─	36,243
Net profit for the year as restated	─	─	─	─	─	─	11,497,743	11,497,743
Total income and expenses for the year	─	─	─	36,243	─	─	11,497,743	11,533,986
Appropriation to statutory reserve	─	─	─	─	818,079	─	(818,079)	─
2002 final dividends	─	─	─	─	─	─	(1,307,408)	(1,307,408)
2002 special final dividends	─	─	─	─	─	─	(1,307,408)	(1,307,408)
2003 interim dividends	─	─	─	─	─	─	(1,220,132)	(1,220,132)
2003 special interim dividends	─	─	─	─	─	─	(1,568,741)	(1,568,741)
Transfer to/(from) reserve	─	─	─	─	5,000,000	─	(5,000,000)	─
Equity-settled share option expense	─	─	─	—	─	37,747	─	37,747

Balances at December 31, 2003 as restated	876,978	20,761,205	─	22,647	8,050,489	63,502	16,687,040	46,461,861

Balances at January 1, 2004 as previously reported	876,978	20,761,205	274,671	22,647	8,050,489	─	16,750,542	46,736,532

Cumulative adjustment for the adoption of HKFRS 2 (note 2.2)	─	─	─	─	─	63,502	(63,502)	─

Cumulative adjustment for the adoption of HKAS 16 (note 2.2)	─	─	(274,671)	—	─	—	─	(274,671)
Balances at January 1, 2004 as restated	876,978	20,761,205	─	22,647	8,050,489	63,502	16,687,040	46,461,861
Exchange realignment	─	─	─	(42,301)	─	─	─	(42,301)
Total income and expenses for the year recognised directly in equity	─	─	─	(42,301)	─	─	─	(42,301)
Net profit for the year as restated	─	─	─	─	─	─	16,139,136	16,139,136
Total income and expenses for the year	─	─	─	(42,301)	─	─	16,139,136	16,096,835
Repurchases of shares	(392)	─	─	─	─	—	(60,761)	(61,153)
Transfer of reserve upon share repurchases	─	392	─	─	─	─	(392)	─
2004 special interim dividend declared in place of 2003 final dividends	─	─	─	─	─	─	(2,617,526)	(2,617,526)
2004 interim dividends	─	─	─	─	─	─	(1,306,451)	(1,306,451)
2004 special interim dividends	─	─	─	─	─	─	(2,177,418)	(2,177,418)
Appropriation to statutory reserve	─	─	─	─	1,363,121	—	(1,363,121)	─
Equity-settled share option expenses	─	─	─	─	─	46,642	─	46,642
Balances at 31 December 2004 as restated	876,586	20,761,597	—	(19,654)	9,413,610	110,144	25,300,507	56,442,790

CNOOC LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY (CONT’D)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

		Share
		premium			Statutory
	Issued	and capital	Asset	Cumulative	and non-
	share	redemption	revaluation	translation	distributive	Other	Retained
	capital	reserve	reserve	reserve	reserve	reserve	earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at January 1 2005 as previously reported	876,586	20,761,597	274,671	(19,654)	9,413,610	—	25,410,651	56,717,461
Cumulative adjustment for the adoption of HKFRS 2 (note 2.2)	─	─	─	─	─	110,144	(110,144)	─

Cumulative adjustment for the adoption of HKAS 16 (note 2.2)	─	─	(274,671)	—	─	—	─	(274,671)

Balances at January 1, 2005 as restated	876,586	20,761,597	—	(19,654)	9,413,610	110,144	25,300,507	56,442,790
Changes in fair value of available-for-sale investments	—	─	─	─	─	69,069	—	69,069
Exchange realignment	─	─	─	(493,289)	─	─	─	(493,289)
Total income and expenses for the year recognised directly in equity	─	─	─	(493,289)	─	69,069	─	(424,220)
Net profit for the year	─	─	─	─	─	─	25,323,122	25,323,122
Total income and expenses for the year	─	─	─	(493,289)	─	69,069	25,323,122	24,898,902
2004 final dividends	─	─	─	─	─	─	(3,495,962)	(3,495,962)
2005 interim dividends	─	─	─	─	─	─	(4,276,256)	(4,276,256)
Exercise of share options	49	4,451	—	—	—	—	—	4,500
Appropriation to statutory reserve	—	—	—	—	2,268,364	—	(2,268,364)	—
Equity-settled share option expenses	─	─	─	─	─	29,123	─	29,123
Balances at 31 December 2005	876,635	20,766,048	—	(512,943)	11,681,974	208,336	40,583,047	73,603,097

* These reserve accounts comprise the consolidated reserves of RMB72,726,462,000 (2004: RMB55,566,204,000 (restated), 2003: RMB45,584,883,000 (restated)) in the consolidated balance sheet.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Notes	2003	2004	2005	2005
		RMB’000	RMB’000	RMB’000	US$’000
OPERATING ACTIVITIES
Cash generated from operations	32(a)	21,142,911	29,705,761	41,695,648	5,166,619
Income taxes paid		(3,514,807)	(7,402,280)	(9,849,454)	(1,220,472)
Income tax refund		─	─	─	─
Interest received		183,576	206,871	359,294	44,521
Dividends received		90,000	135,000	232,346	28,791
Short term investments income received		55,840	4,626	45,785	5,673
Interest paid		(138,801)	(322,118)	(329,797)	(40,866)

Net cash inflow from operating activities		17,818,719	22,327,860	32,153,822	3,984,266

INVESTING ACTIVITIES
Acquisition of and prepayment for oil and gas properties	32(b)	(4,100,900)	(5,779,140)	(864,007)	(107,061)
Additions of property, plant and equipment		(8,271,564)	(12,842,905)	(16,605,548)	(2,057,638)
Proceeds from disposals of property, plant and equipment		─	─	─	─
Investment in an associate		(450,000)	─	─	─
(Increase)/decrease in time deposits with maturities over three months		2,367,000	(6,280,000)	(3,597,000)	(445,714)
Purchase of available-for-sale financial assets/ short term investments		(8,144,702)	(5,735,093)	(21,487,478)	(2,662,571)
Disposals of available-for-sale financial assets/ short term investments		9,087,581	6,029,946	13,204,817	1,636,244

Net cash outflow from investing activities		(9,512,585)	(24,607,192)	(29,349,216)	(3,636,740)

FINANCING ACTIVITIES
Proceeds from issuance of long term guaranteed notes		3,995,773	8,154,085	─	─
Repayment of bank loans		(336,938)	(21,075)	(18,654)	(2,312)
Dividends paid		(5,403,689)	(6,101,395)	(7,772,218)	(963,076)
Share repurchases		─	(61,153)	─	─
Proceeds from exercise of share options		─	─	4,500	558

Net cash (outflow) /inflow from financing activities		(1,744,854)	1,970,462	(7,786,372)	(964,830)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		6,561,280	(308,870)	(4,981,766)	(617,304)

Cash and cash equivalents at beginning of year		7,839,114	14,400,394	14,091,524	1,746,118

Effect of foreign exchange rate changes, net		─	─	(118,000)	(14,621)

CASH AND CASH EQUIVALENTS AT END OF YEAR		14,400,394	14,091,524	8,991,758	1,114,193

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents balances		14,400,394	14,091,524	8,991,758	1,114,193

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors, the parent and the ultimate holding company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

Particulars of the principal subsidiaries are as follows:

Name	Place and date of incorporation/ establishment	Nominal value of issued and paid /registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:

CNOOC China Limited	Tianjin, the PRC September 15, 1999	RMB15 billion	100%	Offshore petroleum exploration, development, production and sale in the PRC
CNOOC International Limited	British Virgin Islands August 23, 1999	US$2	100%	Investment holding
China Offshore Oil (Singapore) International Pte., Ltd.	Singapore May 14, 1993	S$3 million	100%	Sale and marketing of petroleum outside of the PRC
CNOOC Finance (2002) Limited	British Virgin Islands January 24, 2002	US$1,000	100%	Bond issuance
CNOOC Finance (2003) Limited	British Virgin Islands April 2, 2003	US$1,000	100%	Bond issuance
CNOOC Finance (2004) Limited	British Virgin Islands December 9, 2004	US$1,000	100%	Bond issuance

Indirectly held subsidiaries*:
Malacca Petroleum Limited	Bermuda November 2, 1995	US$12,000	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (CONT’D)

Name	Place and date of incorporation/ establishment	Nominal value of issued and paid /registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries* (cont’d):

OOGC America, Inc.	State of Delaware, United States of America September 2, 1997	US$1,000	100%	Investment holding
OOGC Malacca Limited	Bermuda November 2, 1995	US$12,000	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Southeast Asia Limited	Bermuda May 16, 1997	US$12,000	100%	Investment holding
CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC SES Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Poleng Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Madura Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Blora Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Onshore petroleum exploration, development and production in Indonesia

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (CONT’D)

Name	Place and date of incorporation/ establishment	Nominal value of issued and paid /registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries* (cont’d):

CNOOC NWS Private Ltd.	Singapore October 8, 2002	S$1	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Wiriagar Overseas Ltd.	British Virgin Islands January 15, 2003	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Muturi Ltd.	The Isle of Man February 8, 1996	US$7,780,700	100%	Offshore petroleum exploration, development and production in Indonesia

*	Indirectly held through CNOOC International Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

2.1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong (“Hong Kong GAAP”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention except for available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand (RMB’000) except when otherwise indicated.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.2	IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (“HKFRSs”)

The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and interpretations, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after January 1, 2005. The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year’s financial statements:

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

The adoption of HKASs 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24, 27, 28, 31, 33, 36, 37, 38 and HKFRS 3 has no material impact on the accounting policies of the Group and the methods of computation in the Group’s financial statements. The impacts of adopting other HKFRSs are detailed as follows:

(a)	HKAS 16 – Property, Plant and Equipment
In prior years, the Group’s property, plant and equipment were classified into three categories: oil and gas properties, land and buildings (representing the onshore terminals for oil and gas processing), and vehicles and office equipment. Land and buildings were stated at valuation less accumulated depreciation. Depreciation for land and buildings is calculated on the straight-line basis at an annual rate estimated to write off the valuation of each asset over its expected useful life, ranging from 30 to 50 years.

According to HKAS 16, property, plant and equipment are required to be categorised by major component and different useful lives, if any, should be applied in calculating the depreciation.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.2	IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (“HKFRSs”)(CONT’D)

(a)	HKAS 16 – Property, Plant and Equipment (continued)

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

The effect of this change in accounting policy is to decrease both property, plant and equipment and the revaluation reserve as at January 1, 2005 and 2004 by RMB 274,671,000. No adjustment was made to the prior years’ amounts as the impact on the prior years’ consolidated income statements was not material. The effects of the above changes are summarized in note 2.4 to the financial statements.

(b)	HKASs 32 and 39 – Financial Instruments

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

Upon the adoption of HKAS 32 and HKAS 39, the Group’s convertible bonds issued with a cash settlement option and other derivative features are split into liability and derivative components based on their fair values for measurement purposes. The effects of the above changes are summarised in note 2.4 to the financial statements. In accordance with HKAS 32, comparative amounts have been restated.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.2	IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (“HKFRSs”)(CONT’D)

(c)	HKFRS 2 - Share-based Payment

In prior periods, no recognition and measurement of share-based transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments (“equity-settled transactions”), the cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The main impact of HKFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for employee share options. The revised accounting policy for share-based payment transactions is described in more detail in note 3 “Summary of significant Accounting Policies” below.

The Group has adopted the provisions of HKFRS 2 retrospectively to all stock options granted from the date of its incorporation. The effects of adopting HKFRS 2 are summarized in note 2.4 to the financial statements.

2.3	IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The HKICPA has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in these financial statements. The following new and revised HKFRSs, although not early adopted by the Group, will have impact on the Group’s financial statements in the period of initial application. Unless otherwise stated, the following HKFRSs are effective for accounting periods beginning on or after January 1, 2006:

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
Restoration and Environmental Rehabilitation Funds

The HKAS 1 Amendment shall be applied for accounting periods beginning on or after  January 1, 2007. The revised standard will affect the disclosures about qualitative information about the Group’s objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.3	IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS (CONT’D)

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

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group’s financial statements in the period of initial application.

2.4	SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES

(a)	Effect on the consolidated balance sheet

	Effect of adopting
At January 1, 2005	HKAS 16#	HKFRS 2#
Effect of new policies	Property, plant	Recognition of
Increase/(decrease)	and equipment	share-based payment	Total
	RMB’000	RMB’000	RMB’000

Assets
Property, plant and equipment, net	(274,671)	—	(274,671)

Liabilities/equity
Asset revaluation reserve	(274,671)	—	(274,671)
Other reserves	—	110,144	110,144
Retained earnings	—	(110,144)	(110,144)

			(274,671)

	Effect of adopting
	HKAS 16#	HKASs 32	HKAS 39*	HKFRS 2#
At December 31, 2005		and 39*	Change in	Recognition of
Effect of new policies	Property, plant	Convertible	classification of	share-based
Increase/(decrease)	and equipment	bonds	equity investments	payment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Assets
Property, plant and equipment, net	(274,671)	—	—	—	(274,671)

Liabilities/equity
Long term guaranteed notes	—	373,060	—	—	373,060
Asset revaluation reserve	(274,671)	—	—	—	(274,671)
Other reserves	—	—	69,069	139,267	208,336
Retained earnings	—	(373,060)	(69,069)	(139,267)	(581,396)

					(274,671)

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.4	SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES (CONT’D)

(b)	Effects on the balances of equity at January 1, 2003, 2004 and 2005

	Effect of adopting
	HKAS 16#	HKFRS 2#
Effect of new policies	Property, plant	Recognition of
Increase/(decrease)	and equipment	share-based payment	Total
	RMB’000	RMB’000	RMB’000

January 1, 2003
Asset revaluation reserve	(274,671)	—	(274,671)
Other reserves	—	25,755	25,755
Retained earnings	—	(25,755)	(25,755)

			(274,671)

January 1, 2004
Asset revaluation reserve	(274,671)	—	(274,671)
Other reserves	—	63,502	63,502
Retained earnings	—	(63,502)	(63,502)

			(274,671)
January 1, 2005

Asset revaluation reserve	(274,671)	—	(274,671)
Other reserves	—	110,144	110,144
Retained earnings	—	(110,144)	(110,144)

			(274,671)

*Adjustments taken effect prospectively from  January 1, 2005.
#Adjustments taken effect retrospectively.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.4	SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES (CONT’D)

(c)	Effects on the consolidated income statement for the years ended December 31, 2005, 2004 and 2003

	Effect of adopting
	HKAS 16	HKAS 39	HKFRS 2
Effect of new policies	Property, plant and equipment RMB’000	Convertible bonds RMB’000	Recognition of share-based payment RMB’000	Total RMB’000

Year ended December 31, 2005
Increase in depreciation, depletion and amortisation	19,269	—	—	19,269
Increase in a loss on embedded derivatives in convertible bonds	—	373,060	—	373,060
Increase in selling and administrative expenses	—	—	29,123	29,123

Total decrease in profit	19,269	373,060	29,123	421,452

Year ended December 31, 2004
Increase in selling and administrative expenses	—	—	46,642	46,642

Total decrease in profit	—	—	46,642	46,642

Year ended December 31, 2003
Increase in selling and administrative expenses	—	—	37,747	37,747

Total decrease in profit	—	—	37,747	37,747

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

The results of subsidiaries are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated income statement and consolidated reserves, respectively. The Group’s proportionate interests in the associates are stated in the consolidated balance sheet at the Group’s share of net assets under the equity method of accounting, less any impairment losses.

Joint Ventures

Certain of the group’s activities are conducted through joint arrangements, including the production sharing arrangements detailed in note 5 below. These arrangements are a form of joint venture whereby a contractual arrangement exists between two or more parties to undertake an economic activity that is subject to joint control. These joint arrangements are included in the consolidated financial statements in proportion to the group’s interests in the income, expenses, assets and liabilities of these arrangements.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Impairment of assets

Where an indication of impairment exists, or when annual impairment testing for an asset (other than inventories and financial assets) is required, the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Property, plant and equipment Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment.

(i) Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgment. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments which extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

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

Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the depreciation, depletion and amortisation provision. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortised based on the proved developed reserves of respective oil and gas properties on a pro-rata basis.  Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.

Capitalised acquisition costs of proved properties are amortised by the unit-of-production method on a property-by-property basis computed according to the total estimated units of proved reserves.

The Group estimates future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practices. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.  No market-risk premium has been included in the Company’s calculation of asset retirement obligations balances since no reliable estimate can be made by the Company.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Property, plant and equipment (cont’d)

(ii)	Vehicles and office equipment

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

(a)	Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category “financial assets at fair value through profit or loss”. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Investments and other financial assets (continued)

(d)	Available-for-sale financial assets

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

Fair Value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid price at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets (Applicable to the year ended December 31, 2005)

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

Derecognition of financial assets (applicable to the year ended December 31, 2005)
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay in full without material delay to a third party under a “pass-through” arrangement; or

•
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

Convertible bonds

The Group’s convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components according to their fair values for measurement purposes.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are payable on demand and form an integral part of the Group’s cash management.

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

Provisions for dismantlement are made based on the present value of the future costs expected to be incurred, on a property-by-property basis, in respect of the Group’s expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

•
Except where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

•
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

•	in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts result in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year end oil prices. Settlement will be in kind when the liftings are equalised or in cash when production ceases.

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

Marketing revenues represent sales of oil purchased from the foreign partner under the production sharing contracts and revenues from the trading of oil through the Company’s subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil sold is included in crude oil and product purchases.

	(iii)	Other income
Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services are rendered.

	(iv)	Dividend income
Dividend income is recognised when the shareholders’ right to receive payment has been established.

	(v)	Interest income
Interest income from deposits placed with banks and other financial instruments is recognised on a time proportion basis taking into account the effective yield on the assets.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Employee benefits

Share-based payment transactions

The Company has adopted share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group will from time to time receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

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

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). The cumulative expenses recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 5% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to expense in the year to which they relate.

Dividends

Final and special final dividends proposed by the directors are classified as a separate allocation of retained earnings within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim and special interim dividends are simultaneously proposed and declared, because the Company’s memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

A contingent asset is not recognized in the financial statements, but are disclosed when an inflow of economic benefits is probable.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Subsequent events

Post-year-end events that provide additional information about the Company’s position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

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

During the year, the Group completed the acquisition of the North West Shelf Project (“NWS Project”), including an interest of approximately 5.3% in the NWS Project and a 25% interest in the China LNG Joint Venture, a new joint venture established within the NWS Project. The Group acquired the NWS Project to expand its upstream oil and gas reserves and production. The Group’s participation in the NWS Project has not started commercial operations.

Details of the net assets acquired are as follows:

Purchase consideration:	RMB’000
Consideration paid	4,341,783
Direct costs relating to the acquisition	87,522
Total purchase consideration	4,429,305

The assets and liabilities arising from the acquisition are as follows:	RMB’000

Oil and gas properties	3,129,662
Intangible assets - gas processing rights	1,299,643
Net assets acquired	4,429,305
Purchase consideration settled in cash	4,429,305

The purchase price allocation set out above is still preliminary, pending the confirmation of the tax basis of the underlying assets.

CNOOC NWS Private Limited is a wholly owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interests in the NWS Project.

In addition, the Company, through its wholly-owned subsidiary, has signed an agreement with a Canadian based company, MEG Energy Corporation (“MEG”), to acquire a 16.69% equity interest in MEG. The Company completed the transaction and paid C$150 million (equivalent of RMB1,017 million) for the acquisition of 13,636,364 common shares of MEG in March 2005. MEG is principally engaged in the exploitation and production of oil sands. The investment in the unlisted shares of this company is accounted for as a non-current available-for-sales asset and is stated at cost less any impairment.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

5.	PRODUCTION SHARING CONTRACTS

PRC

For production sharing contracts in the PRC, the foreign parties to the contracts (“foreign partners”) are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

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

After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the proportional method under which the Group recognises its share of development costs, revenues and expenses from such operations according to its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners’ share of development costs and revenues and expenses from such operations.

Part of the annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay the value-added tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interest according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners according to their respective participating interests. As the government share is not included in the Group’s interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

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

The Group’s net interest in the production sharing contracts in overseas consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and the domestic market obligation.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

6.	SEGMENT INFORMATION (CONT’D)

(a)	Business segments (cont’d)

The following table presents revenue, profit and certain assets, liabilities and expenditures information for the Group’s business segments for the years ended December 31, 2005 and 2004.

	Independent operations			Production sharing contracts			Trading business			Unallocated			Eliminations			Consolidated
Segment revenue	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	（Restated）	（Restated）		（Restated）	（Restated）		（Restated）	（Restated）		（Restated）	（Restated）		（Restated）	（Restated）		（Restated）	（Restated）
Sales to external customers:
Oil and gas sales	12,040,587	15,177,621	22,808,733	16,076,244	21,708,398	30,608,936	─	─	─	─	─	─	─	─	─	28,116,831	36,886,019	53,417,669
Marketing revenues	─	─	─	─	─	─	12,398,661	18,191,353	15,901,325	─	─	─	─	─	─	12,398,661	18,191,353	15,901,325
Intersegment revenues	─	920,669	1,598,171	3,730,797	2,551,181	7,467,429	─	─	─	─	─	─	(3,730,797)	(3,471,850)	(9,065,600)	─	─	─
Other income	8,468	6,139	13,093	424,493	136,942	103,047	─	─	─	1,820	1,610	20,609	─	─	─	434,781	144,691	136,749
Total	12,049,055	16,104,429	24,419,997	20,231,534	24,396,521	38,179,412	12,398,661	18,191,353	15,901,325	1,820	1,610	20,609	(3,730,797)	(3,471,850)	(9,065,600)	40,950,273	55,222,063	69,455,743
Segment results
Operating expenses	(1,579,004)	(1,828,614)	(2,095,273)	(2,933,805)	(3,241,730)	(3,839,325)	─	─	─	─	─	─	─	─	─	(4,512,809)	(5,070,344)	(5,934,598)
Production taxes	(626,897)	(775,210)	(1,154,771)	(611,701)	(950,464)	(1,441,772)	─	─	─	─	─	─	─	─	─	(1,238,598)	(1,725,674)	(2,596,543)
Exploration costs	(590,541)	(1,136,055)	(1,025,993)	(257,531)	(180,105)	(267,694)	─	─	─	─	─	─	─	─	─	(848,072)	(1,316,160)	(1,293,687)
Depreciation, depletion and amortisation	(1,855,983)	(2,235,064)	(2,554,896)	(2,786,770)	(3,219,998)	(3,409,844)	─	─	─	─	─	─	─	─	─	(4,642,753)	(5,455,062)	(5,964,740)
Dismantlement	(96,206)	(117,310)	(152,796)	(71,120)	(84,327)	(100,061)	─	─	─	─	─	─	─	─	─	(167,326)	(201,637)	(252,857)
Impairment loss related to property, plant and epuipment	─	─	(39,494)	─	─	(50,696)	─	─	─	─	─	─	─	─	─	─	─	(90,190)
Crude oil and product purchases	─	(920,669)	(1,598,171)	(3,730,797)	(2,551,181)	(7,467,429)	(12,295,238)	(17,963,461)	(15,704,100)	─	─	─	3,730,797	3,471,850	9,065,600	(12,295,238)	(17,963,461)	(15,704,100)
Selling and administrative expenses	(62,247)	(50,721)	(39,486)	(666,369)	(557,521)	(676,062)	─	─	─	(521,654)	(496,106)	(654,820)	─	─	─	(1,250,270)	(1,104,348)	(1,370,368)
Others	(36,406)	─	─	(313,826)	(45,844)	(77,062)	─	─	─	─	─	─	─	─	─	(350,232)	(45,844)	(77,062)
Interest income	─	─	─	14,302	2,077	7,328	─	─	─	169,274	204,795	351,966	─	─	─	183,576	206,872	359,294
Finance costs	(60,358)	(135,119)	(183,325)	(20,817)	(64,956)	(94,885)	─	─	─	(273,765)	(241,750)	(822,322)	─	─	─	(354,940)	(441,825)	(1,100,532)
Exchange gains/(losses), net	─	─	─	124	(15,308)	(5,119)	─	─	─	(6,870)	44,577	292,146	─	─	─	(6,746)	29,269	287,027
Investments income	─	─	─	─	─	─	─	─	─	123,483	72,438	247,893	─	─	─	123,483	72,438	247,893
Share of profit of associates	─	─	─	─	─	─	─	─	─	220,263	344,469	307,075	─	─	─	220,263	344,469	307,075
Non-operating income/(expenses), net	─	─	─	─	─	─	─	─	─	314,968	519,206	28,579	─	─	─	314,968	519,206	28,579
Tax	─	─	─	─	─	─	─	─	─	(4,627,836)	(6,930,826)	(10,977,812)	─	─	─	(4,627,836)	(6,930,826)	(10,977,812)
Net profit	7,141,413	8,905,667	15,575,792	8,853,224	13,487,164	20,756,791	103,423	227,892	197,225	(4,600,317)	(6,481,587)	(11,206,686)	─	─	─	11,497,743	16,139,136	25,323,122
Other segment information
Segment assets	36,087,581	21,120,584	25,054,275	26,821,223	37,851,716	51,125,491	2,629,009	1,712,212	2,413,195	6,848,849	31,790,239	34,770,264	─	─	─	72,386,662	92,474,751	113,363,225
Investment in associates	─	─	─	─	─	─	─	─	─	1,117,640	1,327,109	1, 401,839	─	─	─	1,117,640	1,327,109	1,401,839
Total assets	36,087,581	21,120,584	25,054,275	26,821,223	37,851,716	51,125,491	2,629,009	1,712,212	2,413,195	7,966,489	33,117,348	36,172,103	─	─	─	73,504,302	93,801,860	114,765,064
Segment liabilities	(3,554,720)	(3,913,905)	(5,187,124)	(12,620,113)	(11,453,307)	(12,876,516)	(2,173,828)	(809,663)	(667,336)	(8,419,109)	(21,182,195)	(22,430,991)	─	─	─	(26,767,770)	(37,359,070)	(41,161,967)
Capital expenditure	5,960,071	6,309,397	7,806,927	2,264,625	13,145,839	8,914,306	─	─	─	46,868	164,775	144,442	─	─	─	8,271,564	19,620,011	16,865,675

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

6.	SEGMENT INFORMATION (CONT’D)

(b)	Geographical segments

In determining the Group’s geographical segments, revenues and results are attributed to the segments based on the location of the Group’s customers, and assets are attributed to the segments based on the location of the Group’s assets.

The Group mainly engaged in the exploration, development and production of crude oil and natural gas in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Canada and Singapore. The following table presents revenue and certain asset and expenditure information for the Group’s geographical segments for the years ended December 31, 2005 and 2004.

	PRC			Outside PRC			Total
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)					(Restated)	(Restated)
External sales	25,416,466	30,453,453	38,992,740	15,533,807	24,768,610	30,463,003	40,950,273	55,222,063	69,455,743
Segment assets	61,357,931	75,023,500	92,845,974	12,146,371	18,778,360	21,919,090	73,504,302	93,801,860	114,765,064
Capital expenditures	7,727,171	12,014,894	14,496,690	544,393	7,605,117	2,368,985	8,271,564	19,620,011	16,865,675

(c)	An analysis of sales to major customers by business segment is as follows:

	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Production sharing contracts
China Petroleum & Chemical Corporation	3,848,361	6,932,008	9,996,768
PetroChina Company Limited	1,446,169	1,944,709	1,410,369
Castle Peak Power Company Limited	841,285	1,070,436	1,107,314
	6,135,815	9,947,153	12,514,451

Independent operations
China Petroleum & Chemical Corporation	3,126,708	3,702,058	5,628,968
PetroChina Company Limited	—	—	365,830
	3,126,708	3,702,058	5,994,798
	9,262,523	13,649,211	18,509,249

7.	OIL AND GAS SALES

	2003	2004	2005
	RMB’000	RMB’000	RMB’000

Gross sales	30,556,967	39,955,702	57,988,465
Royalties	(478,454)	(610,055)	(708,537)
PRC government share oil	(1,961,682)	(2,459,628)	(3,862,259)
	28,116,831	36,886,019	53,417,669

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

8.	MARKETING PROFIT

	2003	2004	2005
	RMB’000	RMB’000	RMB’000

Marketing revenues	12,398,661	18,191,353	15,901,325
Crude oil and product purchases	(12,295,238)	(17,963,461)	(15,704,100)
	103,423	227,892	197,225

9.	SELLING AND ADMINISTRATIVE EXPENSES

	2003	2004	2005
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Salary and staff benefits	393,165	311,649	392,791
Utility and office expenses	90,801	115,817	143,204
Transportation and entertainment	74,218	75,675	94,590
Rentals and maintenance	107,310	128,579	111,426
Management fee	219,771	218,087	243,730
Selling expenses	30,686	36,015	32,983
(Reversal) of/Provision for inventory obsolescence	8,745	(2,710)	33,088
Other	325,574	221,236	318,556

	1,250,270	1,104,348	1,370,368

10.	FINANCE COSTS

	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Interest on bank loans which are:
- wholly repayable within five years	81,539	80,829	98,892
Interest on long term guaranteed notes	391,005	485,812	671,849
Other borrowing costs	34,933	163	3,773
Total interest	507,477	566,804	774,514

Less: Amount capitalised in property, plant and equipment (note 16)	(245,783)	(244,686)	(245,987)
	261,694	322,118	528,527
Other finance costs:
Increase in discounted amount of provisions arising from the passage of time (note 28)	93,246	119,707	198,945
Loss on embedded derivative component in convertible bonds	—	—	373,060
	354,940	441,825	1,100,532

The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 9.2% per annum for the year ended December 31, 2005(2004:4.1% to 9.2%, 2003:4.1% to 9.15%).

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.	DIRECTORS’ REMUNERATION AND SHARE OPTION BENEFITS

Directors’ remuneration and share option benefits for the year, disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, are as follows:

	2003	2004	2005
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Fees for executive directors	─	─	─
Fees for non-executive directors**	1,000	851	2,360

Other emoluments for executive directors
- Basic salaries and allowances and benefit in kind**	7,752	7,756	12,988
- Bonus	2,100	─	─
- Pension scheme contribution	207	62	104

Amount paid/payable during the year	11,059	8,669	15,452

Share option benefits*	7,295	9,208	8,561

	18,354	17,877	24,013

(a)	Independent non-executive directors

The fees paid/payable to independent non-executive directors during the year were as follows:
	2004	2005
	RMB’000	RMB’000
So Chak Kwong	—	—
Chiu Sung Hong	213	619
Evert Henks	213	619
Kenneth S Courtis	213	619
Erwin Schurtenberger	213	350
Tse Hau Yin, Aloysius	—	153
Lawrence J. Lau	—	—

Professor Lawrence J. Lau, appointed as the independent non-executive director of the Company on August 31, 2005, waived his remuneration in 2005.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.	DIRECTORS’ REMUNERATION AND SHARE OPTION BENEFITS (CONT’D)

	(b)	Executive directors and independent non-executive directors

	Fees** RMB’000	Salaries, allowances and benefits In kind** RMB’000	Performance related bonuses RMB’000	Pension scheme contributions RMB’000	Amount paid/payable during the year RMB’000	Share option benefits* RMB’000	Total RMB’000
2005 Executive directors:
Chengyu Fu	—	4,411	—	—	4,411	2,236	6,647
Shouwei Zhou	—	3,519	—	82	3,601	1,653	5,254
Han Luo	—	1,291	—	—	1,291	1,086	2,377
Xinghe Cao	—	430	—	—	430	269	699
Zhenfang Wu	—	430	—	—	430	269	699
Guangqi Wu	—	1,377	—	—	1,377	542	1,919
Hua Yang	—	967	—	22	989	1,086	2,075
Longsheng Jiang	—	563	—	—	563	55	618

Independent non-executive directors:
Chiu Sunghong	619	—	—	—	619	437	1,056
Evert Henks	619	—	—	—	619	437	1,056
Kenneth S Courtis	619	—	—	—	619	437	1,056
Tse Hau Yin, Aloysius	350	—	—	—	350	—	350
Erwin Schurtenberger***	153	—	—	—	153	54	207
Lawrence J. Lau	—	—	—	—	—	—	—

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
 (All amounts expressed in Renminbi unless otherwise stated)

11.	DIRECTORS’ REMUNERATION AND SHARE OPTION BENEFITS (CONT’D)

	(b)	Executive directors and independent non-executive directors (cont’d)

	Fees** RMB’000	Salaries, allowances and benefits In kind** RMB’000	Performance related bonuses MB’000	Pension scheme contributions RMB’000	Amount paid/payable during the year RMB’000	Share option benefits* RMB’000	Total RMB’000
2004 Executive directors:
Chengyu Fu	—	3,934	—	—	3,934	2,077	6,011
Han Luo	—	561	—	—	561	1,107	1,668
Shouwei Zhou	—	2,710	—	62	2,772	1,685	4,457
Longsheng Jiang	—	551	—	—	551	1,107	1,658

Independent non-executive directors:
Chiu Sunghong	213	—	—	—	213	808	1,021
Evert Henks	213	—	—	—	213	808	1,021
Kenneth S Courtis	213	—	—	—	213	808	1,021
Erwin Schurtenberger	213	—	—	—	213	808	1,021

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

**     Fees and salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/payable to individual directors.

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

The five highest paid employees during the year included three (2004: Nil, 2003: Nil) directors and two (2004: five, 2003: five) non-directors are as follows:

	2003	2004	2005
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Basic salaries, allowances and benefits in kind*	18,600	20,509	15,843
Bonus	2,550	4,589	471
Pension scheme contributions	1,332	1,509	542

Amount paid/payable during the year	22,482	26,607	16,856

Share option benefits**	─	1,107	4,975
	22,482	27,714	21,831

Number of directors	─	─	3
Number of employees	5	5	2

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

The number of highest paid employees whose remuneration fell within the following bands is as follows:
	Number of employees
	2004	2005
Nil to HK$3,000,000	-	1
HK$3,000,001- HK$3,500,000	1	1
HK$3,500,001- HK$4,000,000	1	-
HK$4,000,001- HK$4,500,000	1	1
HK$4,500,001- HK$5,000,000	-	-
HK$5,000,001- HK$5,500,000	-	1
HK$5,500,001- HK$6,000,000	1	-
HK$6,000,001- HK$8,000,000	-	1
HK$8,000,001- HK$8,500,000	1	-
	5	5

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

The Company’s subsidiary in the PRC, CNOOC China Limited, is a wholly foreign-owned enterprise. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations.

The Company’s subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income generating activities, respectively. The Company’s subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. The Company’s subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at the rate of 43.125% to 51.875%. All of the Company’s other subsidiaries are not subject to any income taxes in their respective jurisdictions for the year presented.

An analysis of the provision for tax in the consolidated income statement was as follows:

	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Overseas income taxes
- Current	654,988	755,568	845,390
- Deferred	(179,134)	(170,118)	14,907
PRC enterprise income tax
- Current	3,623,157	6,411,417	9,912,426
- Deferred	528,825	(66,041)	205,089

Tax charge for the year	4,627,836	6,930,826	10,977,812

  A reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group is as follows:

	2003	2004	2005
	%	%	%
	(Restated)	(Restated)
Statutory PRC enterprise income tax rate	33.0	33.0	33.0
Effect of tax exemption granted	(3.0)	(3.0)	(3.0)
Effect of different tax rates for overseas subsidiaries	(0.1)	0.3	0.5
Tax credit from government	(1.4)	(0.6)	(0.3)
Tax effect on other permanent differences	0.2	0.3	0.0

Effective income tax rate	28.7	30.0	30.2

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

13.	TAX (CONT’D)

(i)	Income tax (cont’d)

The tax effect of significant temporary differences of the Group was as follows:

	2003	2004	2005
	RMB’000	RMB’000	RMB’000

Deferred tax assets
- Provision for retirement and termination benefits	114,758	112,150	98,696
- Provision for dismantlement	775,725	926,834	1,248,498
- Provision for impairment of property, plant and equipment and write-off of unsuccessful exploratory drillings	759,454	869,286	886,402
	1,649,937	1,908,270	2,233,596

Deferred tax liabilities
- Accelerated amortisation allowance for oil and gas properties	(7,433,133)	(8,596,768)	(9,061,512)

Net deferred tax liabilities	(5,783,196)	(6,688,498)	(6,827,916)

As at December 31, 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries and associates as the Group had no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

(ii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

—	Production taxes equal to 5% of independent production and production under production sharing contracts; and

—	Business tax of 3% to 5% on other income.

14.	DIVIDENDS

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

14.	DIVIDENDS (CONT’D)

The Board of Directors have recommended a final dividend of HK$0.10 per ordinary share, totaling HK$4,105,467,538 (approximately equivalent to RMB4,250,391,000) for the year ended December 31, 2005.

The payment of future dividends will be determined by the Company’s Board of Directors. The payment of dividends will depend upon, among other things, future earnings, capital requirements, financial conditions and general business conditions of the Company. The Company’s ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associates. As the controlling shareholder, CNOOC will be able to influence the Company’s dividend policy.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars. Cash dividends to the American Depositary Receipts (“ADR”) holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADRs.

15.	EARNINGS PER SHARE

	2003	2004	2005
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Earnings

Net profit from ordinary activities attributable to shareholders for the year for the purpose of basic earnings per share	11,497,743	16,139,136	25,323,122
Interest expense and losses recognised on the derivative component of convertible bonds	—	—	537,469
Net profit from ordinary activities attributable to shareholders for the year for the purpose of diluted earnings per share	11,497,743	16,139,136	25,860,591

Shares (after Stock Split)

Number of shares
Weighted average number of ordinary shares for the purpose or basic earnings per share before effects of shares repurchased and share options exercised	41,070,828,275	41,070,828,275	41,052,375,275
Effects of shares repurchased	—	(10,587,616)	—
Effects of shares options exercised	—	—	2,124,707

Weighted average number of ordinary shares for the purpose of basic earnings per share	41,070,828,275	41,060,240,659	41,054,499,982

Effect of dilutive potential ordinary shares under the shares option scheme	39,510,820	66,720,503	38,861,432

Effect of dilutive potential ordinary shares for convertible bonds based on the “if converted method”	—	52,552,274	1,292,694,352
Weighted average number of ordinary shares for the purpose of diluted earnings per share	41,110,339,095	41,179,513,436	42,386,055,766

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
 (All amounts expressed in Renminbi unless otherwise stated)

15.	EARNINGS PER SHARE (CONT’D)

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
 (All amounts expressed in Renminbi unless otherwise stated)

16.	PROPERTY, PLANT AND EQUIPMENT, NET

Movements in the property, plant and equipment of the Group are as follows:
	2005
			Vehicles and
	Oil and gas	Land and	office
	properties	buildings	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At beginning of the year as previously reported	89,917,894	941,578	187,705	91,047,177
Cumulative adjustment for the adoption of HKAS 16	666,907	(941,578)	─	(274,671)

At beginning of the year as restated	90,584,801	─	187,705	90,772,506
Additions	17,500,195	─	146,226	17,646,421
Acquisition (including prepayments)	─	─	─	─
Transfer from prepayment to intangible assets upon completion of acquisition	(1,299,643)	─	─	(1,299,643)
Purchase price adjustment	(152,993)	─	─	(152,993)
Disposals and write-off	─	─	(14,511)	(14,511)
Exchange realignment	(504,132)	─	(6)	(504,138)

End of year	106,128,228	─	319,414	106,447,642
Accumulated depreciation, depletion and amortisation:
At beginning of the year as previously reported	(33,414,136)	(132,455)	(43,889)	(33,590,480)
Cumulative adjustment for the adoption of HKAS 16	(132,455)	132,455	─	─
At beginning of the year as restated	(33,546,591)	─	(43,889)	(33,590,480)
Depreciation provided during the year	(6,176,784)	─	(57,248)	(6,234,032)
Impairment recognised in the income statement during the year	(90,190)	─	—	(90,190)
Disposals	─	─	4,881	4,881
Exchange realignment	87,346	─	─	87,346

End of year	(39,726,219)	─	(96,256)	(39,822,475)

Net book value:
Beginning of year as previously reported	56,503,758	809,123	143,816	57,456,697
Beginning of the year as restated	57,038,210	─	143,816	57,182,026

End of year	66,402,009	—	223,158	66,625,167

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
 (All amounts expressed in Renminbi unless otherwise stated)

16.   PROPERTY, PLANT AND EQUIPMENT, NET (CONT’D)

	2004
			Vehicles and
	Oil and gas	Land and	office
	properties	buildings	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At beginning of the year as previously reported	70,137,828	824,781	139,902	71,102,511
Cumulative adjustment for the adoption of HKAS 16	550,110	(824,781)	─	(274,671)
At beginning of the year as restated	70,687,938	─	139,902	70,827,840
Additions	12,962,164	─	47,977	13,010,141
Acquisition (including prepayments)	6,934,951	─	─	6,934,951
Disposals and write-off	(3)	─	(174)	(177)
Exchange realignment	(249)	─	─	(249)

End of year	90,584,801	─	187,705	90,772,506
Accumulated depreciation, depletion and amortisation:
At beginning of year as previously reported	(27,839,105)	(106,401)	(33,204)	(27,978,710)
Cumulative adjustment for the adoption of HKAS 16	(106,401)	106,401	─	─
At beginning of the year as restated	(27,945,506)	─	(33,204)	(27,978,710)
Depreciation provided during the year	(5,601,168)	─	(10,882)	(5,612,050)
Disposals	─	─	5	5
Exchange realignment	83	─	192	275

End of year	(33,546,591)	─	(43,889)	(33,590,480)

Net book value:
Beginning of the year as previously reported	42,298,723	718,380	106,698	43,123,801

Beginning of the year as restated	42,742,432	─	106,698	42,849,130
End of year	57,038,210	─	143,816	57,182,026

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

Investments in associates represent (1) a 30% equity interest of CNOOC China Limited in Shanghai Petroleum and Natural Gas Company Limited (“SPC”). SPC was incorporated on September 7, 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sale in the South Yellow Sea and East China Sea areas. The issued and paid-up capital of SPC is RMB900 million; and (2) a 31.8% equity interest of CNOOC China Limited in CNOOC Finance Corporation Limited. CNOOC Finance Corporation Limited was incorporated on June 14, 2002 in the PRC with limited liability and is principally engaged in deposit-taking, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities. The issued and paid-up capital of CNOOC Finance Corporation Limited is RMB1,415 million.

	2004	2005
	RMB’000	RMB’ 000

Share of net assets	1,327,109	1,401,839

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
 (All amounts expressed in Renminbi unless otherwise stated)

19.	ACCOUNTS RECEIVABLE, NET

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The customers are required to make payment within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at December 31, 2005 and 2004, substantially all the accounts receivable were aged within six months.

20.	INVENTORIES AND SUPPLIES

	2004	2005
	RMB’000	RMB’000

Materials and supplies	879,300	969,915
Oil in tanks	274,029	268,834
Less: Provision for inventories obsolescence	(6,035)	(39,123)
	1,147,294	1,199,626

21.	AVAILABLE-FOR-SALE FINANCIAL ASSETS (CURRENT) /SHORT TERM INVESTMENTS

As at December 31, 2005 and 2004, available-for-sale financial asset mainly represented investments in liquidity funds and were stated at fair value at the balance sheet date. Details of the available-for-sale financial asset were as follows:

	2004	2005
	RMB’000	RMB’000
Unlisted investments, at fair value
Liquidity funds	3,763,959	13,185,139
Corporate bonds	1,639,956	199,877
Common stock	40,198	─

Listed investments, at fair value
Common stock	─	461,919
	5,444,113	13,846,935

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

During the year, the gross gain of the Group’s and the Company’s available-for-sale investments recognised directly in equity amounted to RMB69,069,142 and RMB64,900,590.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
 (All amounts expressed in Renminbi unless otherwise stated)

22.	ACCOUNTS PAYABLE

As at December 31, 2005 and 2004, substantially all the accounts payable were aged within six months. The accounts payable are non-interest-bearing and are normally settled within six months.

23.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2004	2005
	RMB’000	RMB’000

Accrued payroll and welfare payable	156,706	178,872
Provision for retirement and termination benefits	292,128	239,591
Accrued expenses	2,818,785	3,411,784
Advances from customers	12,588	22,238
Royalties payable	142,638	297,139
Other payables	768,179	1,057,319

	4,191,024	5,206,943

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

	Effective interest rate and final maturity	2004	2005
		RMB’000	RMB’000

U US$ denominated bank loans	Effective interest rate of 9.2% per annum with maturities through to 2006	827,650	812,759

Japanese Yen denominated bank loans	Effective interest rate of 4.1% per annum with maturities through to 2007	61,925	37,307
		889,575	850,066
Less: Current portion of long term bank loans		(24,364)	(825,674)
		865,221	24,392

As at December 31, 2005 and 2004, all the bank loans of the Group were unsecured and none of the outstanding borrowings were guaranteed by CNOOC.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
 (All amounts expressed in Renminbi unless otherwise stated)

24.	LONG TERM BANK LOANS (CONT’D)

The maturities of the long term bank loans are as follows:

	2004	2005
	RMB’000	RMB’000
Balances due:
- Within one year	24,364	825,674
- After one year but within two years	846,471	24,392
- After two years but within three years	18,740	-
- After three years but within four years	-	-
- After four years but within five years	-	-
	889,575	850,066

Amount due within one year shown under current liabilities	(24,364)	(825,674)
	865,211	24,392

Supplemental information with respect to long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
	Balance	interest rate	during the	during the	during the
FoFor the year ended	at year end	at year end	year	year*	year**
D December 31	RMB’000		RMB’000	RMB’000

2005	850,066	8.98%	889,575	869,821	8.89%
2004	889,575	8.81%	910,193	899,884	8.37%

*	The average amount outstanding is computed by dividing the total of outstanding principal balances as at January 1 and December 31 by two.

**	The weighted average interest rate is computed by dividing the total of weighted average interest rates as at January 1 and December 31 by two.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

25.	LONG TERM GUARANTEED NOTES

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

In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONT’D)

	Notes	2003	2004	2005
		RMB’000	RMB’000	RMB’000

Materials, utilities and ancillary services	(i)	1,018,066	1,295,598	2,995,772
Technical services	(ii)	3,828,282	6,362,206	6,651,240
Research and development services	(iii)	83,280	7,800	8,110
Lease and property management services	(iv)	56,867	76,721	77,273

Included in:
Exploration expenses		487,293	960,031	753,534
Operating expenses		1,176,601	1,405,877	1,972,431
Selling and administrative expenses		191,349	326,004	337,816

Capitalised under property, plant and equipment		3,131,252	5,050,413	6,668,614

(i)	Materials, utilities and ancillary services

CNOOC China Limited has entered into materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary services.

The materials, utilities and ancillary services are provided at:

	—	state-prescribed prices; or

—
where there is no state-prescribed price, at market prices, including the local or national market prices or the prices at which CNOOC’s affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties; or

—
where neither of the prices mentioned above is applicable, at the cost to CNOOC’s affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

(ii)	Technical services

Various affiliates of CNOOC, including China Oilfield Services Limited and Offshore Oil Engineering Company Limited, provide the Group with technical services for the Group’s offshore oil and gas production activities, including:

	—	offshore drilling;

	—	ship tugging, oil tanker transportation and security services;

	—	well survey, well logging, well cementation and other related technical services;

	—	collection of geophysical data, ocean geological prospecting, and data processing;

	—	platform fabrication service and maintenance; and

	—	design, construction, installation and test of offshore and onshore production facilities.

The price for technical services was determined based on local market prices.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONT’D)

(iii)	Research and development services

The Group has revised the original research and development services agreement with China Offshore Oil Research Centre (the “Centre”), CNOOC’s subsidiary, due to the restructuring of operations in 2003, and only pays the Centre for particular research and development services. These research and development services were determined at local market prices.

(iv)	Lease and property management services

The Group has entered into lease and property management services agreements with the affiliates of CNOOC for the leasing of various office, warehouse and residential premises. Lease charges reflect the fair and reasonable commercial market rent and management fees.

(v)	Sale of crude oil, condensated oil and liquefied petroleum gas

The Group sells crude oil, condensated oil and liquefied petroleum gas to CNOOC’s affiliates which engage in the downstream petroleum business at the international market price. For the year ended December 31, 2005, the total sales amounted to approximately RMB26,576,247,000 (2004: RMB13,945,565,000).

In the prior year, the Company, through its wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte., Ltd. imported oil into the PRC for trading, using CNOOC’s import license. The total sales to its customers through such arrangements amounted to approximately RMB447 million while the commission paid by the third party customers to CNOOC amounted to approximately RMB2.7 million for the year ended  December 31, 2004. No such trading by using CNOOC’s import license occurred during the year.

(vi)	Transactions with CNOOC Finance Corporation Limited

The Company entered into a Framework Agreement with CNOOC Finance Corporation Limited (“CNOOC Finance”) on April 8, 2004. Under the Framework Agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate company of the Company that is also a subsidiary of CNOOC. Such services include placing of the Group’s cash deposits with CNOOC Finance, and settlement services for transactions between the Group and other entities including CNOOC and its subsidiaries. Pursuant to the Framework Agreement, the financial services provided by CNOOC Finance also include provision of loan. The charges by CNOOC Finance for its financial services to the Group are based on the pricing policies of CNOOC Finance. Such pricing policies are subject to People’s Bank of China guidelines, including the interest rates and foreign exchange rates, as well as guidelines published by PRC self-regulatory bodies, such as associations of finance companies. Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

For the year ended  December 31, 2005, the maximum outstanding balance for deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to approximately RMB3,922,468,000 (2004: RMB5,300,381,000).

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

28.	PROVISION FOR DISMANTLEMENT

Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. The provision for dismantlement has been classified under long term liabilities. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year’s income statement charge represents the amortisation charge on the dismantlement liabilities capitalised in accordance with HKAS 37 and is included in the accumulated depreciation, depletion and amortisation in note 16.

The details of the provision for dismantlement are as follows:

	2004	2005
	RMB’000	RMB’000

At beginning of year:	2,646,800	3,089,448
Additions during the year and capitalised in oil and gas properties	322,941	873,270
Increase in discounted amount of provisions arising from the passage of time	119,707	198,945
At the end of year	3,089,448	4,161,663

29.	SHARE CAPITAL

Shares (after subdivision of shares*)

	Number of Shares	Share capital HK$’000	Issued share capital equivalent of RMB’000
Authorised:
Ordinary shares of HK$0.02 each at December 31, 2005 and 2004	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each
As at January 1, 2004	41,070,828,275	821,417	876,978
Repurchased and cancelled	(18,453,000)	(369)	(392)

As at December 31, 2004	41,052,375,275	821,048	876,586
Exercise of options	2,300,100	46	49
As at December 31, 2005	41,054,675,375	821,094	876,635

*	Adjustment has been made to take account of the subdivision of issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each effective March 17, 2004.

The repurchase of the Company’s shares during the prior year was effected by the directors, pursuant to the mandate from shareholders received at the last annual general meeting.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1	Pre-Global Offering Share Option Scheme (as defined below);
2.	2001 Share Option Scheme (as defined below);
3.	2002 Share Option Scheme (as defined below); and
4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Company’s Board of Directors will from time to time propose for the Board’s approval for the recipient of and the number of shares underlying each option. The maximum aggregate number of shares (including those that could be substituted for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company as at December 31, 2005, being the date on which the shareholders of the Company approved a new share option scheme, excluding shares issued upon exercise of options granted under these schemes from time to time.

Pre-Global Offering Share Option Scheme
On February 4, 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

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

2001 Share Option Scheme
On February 4, 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options for an aggregate of 44,100,000 shares have been granted;

2.	the subscription price per share is HK$1.232; and

3.	the period during which an option may be exercised is as follows:

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes (cont’d)

2001 Share Option Scheme (cont’d)

(a)	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

(b)	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

(c)	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for options granted under the 2001 Share Option Scheme shall end not later than 10 years from August 27, 2001.

In view of the amendments to the relevant provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) regarding the requirements of share option schemes of a Hong Kong listed company effective on September 1, 2001, no further options will be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme
In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”).

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

2.
the average closing price of the shares on The Stock Exchange of Hong Kong Limited (“HKSE”) as stated in the HKSE’s quotations sheets for the five trading days immediately preceding the date of grant of the option; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotations sheets on the date of grant of the option.

On February 24, 2003, the Board of Directors approved to grant options in respect of 42,050,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$2.108 per share. The closing market price immediately before the date on which such options were granted was HK$2.11 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.      one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes (cont’d)

2002 Share Option Scheme (cont’d)

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise period for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from February 24, 2003.

On February 5, 2004, the Board of Directors approved a grant of options in respect of 50,700,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$3.152 per share. The closing market price immediately before the date on which such options were granted was HK$3.146 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

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

On August 31, 2005, the Board of Directors approved a grant of options in respect of 65,870,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price of such options is HK$5.62 per share. The closing market price immediately before the date on which such options were granted was HK$5.75 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes (cont’d)

2005 Share Option Scheme

The Company had undertaken a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved. Accordingly, the Board had proposed, and on December 31, 2005, the Company adopted a new share option scheme (“2005 Share Option Scheme”) and terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the exercise of such outstanding options.

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

2.	the average closing price of the shares on the HKSE as stated in the HKSE’s quotations sheets for the five trading days immediately preceding the date of the grant of the option; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotations sheet on the date of the grant of the option.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes (cont’d)

During the year ended  December 31, 2005, the movements in the options granted under all of the above share option schemes were as follows:

	Number of share options									Price of Company's shares	Weighted average price of the Company's shares
Name of category of participant	At January 1, 2005	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At 31 December 2005	Date of grant of share options	Exercise period of share options**	Exercise price of share options HK$	Immediately before the grant date of options HK$	Immediately before the exercise date HK$	At exercise date HK$
Executive Directors
Chengyu Fu	1,750,000	—	—	—	—	1,750,000	March12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	August27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	2,500,000	—	—	—	—	2,500,000	February5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	—	3,500,000	—	—	—	3,500,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
Han Luo	1,400,000	—	—	—	—	1,400,000	March12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	—	1,610,000	—	—	—	1,610,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
Shouwei Zhou	1,400,000	—	—	—	—	1,400,000	March12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,750,000	—	—	—	—	1,750,000	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	1,750,000	—	—	—	—	1,750,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	—	2,450,000	—	—	—	2,450,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
Longsheng Jiang *	1,400,000	—	—	—	—	1,400,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,150,000	—	—	383,300	—	766,700	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	1,150,000	—	—	766,700	—	383,300	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	—	1,610,000	—	1,610,000	—	—	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes (cont’d)

										Price of Company's shares	Weighted average price of the Company's shares
Name of category of participant	At January 1, 2005	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At 31 December 2005	Date of grant of share options	Exercise period of share options**	Exercise price of share options HK$	Immediately before the grant date of options HK$	Immediately before the exercise date HK$	At exercise date HK$
Xinghe Cao	—	800,000	—	—	—	800,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
Zhenfang Wu	—	800,000	—	—	—	800,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
Guangqi Wu	—	1,610,000	—	—	—	1,610,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
Hua Yang	1,150,000	—	—	—	—	1,150,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	February 24, 2003	February 24 2003 to February 24, 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5 2004 to February 5, 2014	3.152	3.13	—	—
	—	1,610,000	—	—	—	1,610,000	August31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—

Non-executive Directors
Chiu Sung Hong	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
Evert Henkes	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
Kenneth S Courtis	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
Erwin Schurtenberger*	1,150,000	—	—	1,150,000	—	—	February 5,2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—

Other Employees
In aggregate	6,550,000	—	—	1,700,000	—	4,850,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	22,650,000	—	1,150,000	2,350,000	—	19,150,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	4.03	4.05
	26,500,000	—	766,700	3,733,400	—	21,999,900	February 24,2003	February 24, 2003 to February 24, 2013	2.108	2.09	4.16	4.19
	35,850,000	—	383,400	4,683,200	—	30,783,400	February 5,2004	February 5, 2004 to February 5, 2014	3.152	3.13	3.85	3.93
	—	51,880,000	—	2,380,000	—	49,500,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—

Total	124,250,000	65,870,000	2,300,100	18,756,600	—	169,063,300

*	Mr. Erwin Schurtenberger resigned as an Independent Non-executive Director of the Company on April 1, 2005 and Mr. Jiang Longsheng retired as an Executive Director of the Company on June 1, 2005.
**	The share options are only exercisable by the relevant grantees upon the vesting of such share options. The vesting of the Company’s share options is by stage and the details are disclosed above.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes (cont’d)

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

At the balance sheet date, the Company had 169,063,300 share options outstanding under these share options schemes which represented approximately 0.4% of the Company’s shares in issues as at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 169,063,300 additional ordinary shares of the Company and additional share capital of RMB3,517,531 and share premium of RMB602,823,748.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

30.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers’ bonus and welfare funds, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund has reached 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare funds, which is determined at the discretion of CNOOC China Limited’s directors, is expensed as incurred under Hong Kong GAAP. The staff and workers’ bonus and welfare funds can only be used for special bonuses or collective welfare of employees, and assets acquired through this fund shall not be taken as assets of CNOOC China Limited.

As at December 31, 2005, the general reserve fund appropriated amounted to RMB6,681,974,000 (2004: RMB4,413,610,000), representing approximately 44.5% (2004: 29.4%) of the total registered capital of CNOOC China Limited.

Included in retained earnings is an amount of RMB1,146,530,000 (2004: RMB877,109,000), being the retained earnings attributable to associates.

The Company’s ability to distribute dividends will largely depends on the dividends it receives from its subsidiaries.  The dividends distributable by the Company’s subsidiaries to the Company are determined in accordance with the relevant accounting principle required by the local authorities.  As of December 31, 2005, the aggregate amount of the subsidiaries’ retained earnings available for distributions to the Company amounted to approximately RMB30,275,453,000 (2004: RMB16,652,414,000).

31.	RETIREMENT AND TERMINATION BENEFITS

All the Group’s full-time employees in the PRC are covered by a government regulated pension, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 9% to 22% of the employees’ basic salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

31.	RETIREMENT AND TERMINATION BENEFITS (CONT’D)

The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts. The Group has adopted an accounting policy to record liabilities for the retirement and termination benefits.

32.	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of profit before tax to cash generated from operations

	2003	2004	2005
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Profit before tax	16,125,579	23,069,962	36,300,934

Adjustments for:
Interest income	(183,576)	(206,872)	(359,294)
Finance costs	354,940	441,825	1,100,532
Exchange losses/(gains), net	6,746	(29,269)	(287,027)
Share of profit of associates	(220,263)	(344,469)	(307,075)
Investments income	(123,483)	(72,438)	(247,893)
(Reversal) of/provision for inventory obsolescence	8,745	(2,710)	33,088
Depreciation, depletion and amortisation	4,642,753	5,455,062	5,964,740
Loss on disposals and write-off of property, plant and equipment	39,818	155,876	141,574
Dismantlement	167,326	201,637	252,857
Amortisation of discount of long term guaranteed notes	11,276	15,634	41,959
Impairment losses related to property, plant and equipment	—	—	90,190
Equity-settled share option expenses	37,747	46,642	29,123

Operating cash flows before movements in working capital	20,867,608	28,730,880	42,753,708

Increase in accounts receivable	(1,185,304)	(27,466)	(1,001,296)
Increase in inventories and supplies	(129,678)	(96,307)	(108,405)
Decrease / (increase) in other current assets	312,559	267,168	(342,087)
Increase in amounts due from related companies	(302,993)	(417,091)	(925,824)
Increase/(decrease)in an amount due to the parent company	(105,785)	205,407	118,422
Increase in accounts payable, other payables and accrued liabilities	1,448,645	1,318,415	677,522
Decrease in other taxes payable	(4,772)	(12,447)	(24,900)
(Decrease)/increase in amounts due to related companies	242,631	(262,798)	548,508

Cash generated from operations	21,142,911	29,705,761	41,695,648

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

32.	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT’D)

(b)	Acquisitions

	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Acquisitions
Net assets acquired:
Property, plant and equipment, net	1,579,726	4,686,857	3,129,662
Intangible assets	—	—	1,299,643
Accounts receivable	—	453	—
Other current assets	8,959	66,744	—
Inventories and supplies	122,777	—	—
Cash and bank balances	17,580	—	—
Accounts payable	(8,294)	(81,547)	—
Other payables and accrued liabilities	(47,983)	—	—
Tax payable	—	—	—
Deferred tax liabilities	—	(1,141,461)	—

	1,672,765	3,531,046	4,429,305

Prepayment for NWS Project	—	4,693,809	—
Prepayment for Tangguh Project	2,445,715	—	—
Acquisition of interests of MEG	—	—	1,017,000
	4,118,480	8,224,855	5,446,305

Satisfied by:
Prepayment made in 2004	—	2,445,715	4,582,298
Cash paid (including cash calls for Tangguh Project)	4,118,480	5,779,140	—
Cash paid for the interests of MEG	—	—	1,017,000
Tax refund from the NWS Project	—	—	(152,993)
	4,118,480	8,224,855	5,446,305

An analysis of the net outflow of cash and cash equivalents in respect of the acquisitions is as follows:

	2003	2004	2005
	RMB’000	RMB’000	RMB’000

Cash consideration	4,118,480	5,779,140	1,017,000
Cash and bank balances acquired	(17,580)	—	—
Cash received for tax refund of the NWS project	—	—	(152,993)
Net outflow of cash and cash equivalents	4,100,900	5,779,140	864,007

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

As at December 31, 2005, the Group and the Company had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2004	2005
	RMB’000	RMB’000

Contracted for	9,568,971	7,511,100
Authorised, but not contracted for	20,331,504	23,736,582

As at December 31, 2005, the Group had unutilised banking facilities amounting, to approximately RMB33,450,791,000 (2004: RMB20,662,120,000).

(ii)	Operating lease commitments

	(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements, leases properties are negotiated for terms ranging from 10 months to 3 years.

As at December 31, 2005, the Group had total minimum lease payments under non-cancelable operating leases falling due as follows:

	2004	2005
Commitments due:	RMB’000	RMB’000
- Within one year	24,824	157,181
- After one year but within two years	549	22,351
- After two year but within five years	—	23,972
	25,373	203,504

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term of 10 years.

As at December 31, 2005, the Group had total minimum lease payments under non-cancelable operating lease falling due as follows:

	2004	2005
Commitments due:	RMB’000	RMB’000
- Within one year	149,360	183,137
- After one year but within two years	597,442	183,137
- After two year but within five years	1,834,023	1,006,289
	2,580,825	1,372,563

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

34.	COMMITMENTS (CONT’D)

(iii)	Financial instruments

(a)	Currency swap contracts

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

The details are as follows:

	2004		2005
		Weighted		Weighted
	Notional	average	Notional	average
	contract	contractual	contract	contractual
	amount	exchange rate	amount	exchange rate
	(JPY’000)	(JPY/US$)	(JPY’000)	(JPY/US$)
Year
2005	271,470	95.00	—	—
2006	271,470	95.00	271,470	95.00
2007	271,470	95.00	271,470	95.00

(b)	Fair value of financial instruments

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

The majority of the Group’s accounts receivable is related to sales of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally do not require collateral on accounts receivable. The Group maintains a provision for doubtful accounts and actual losses have been within management’s expectation.

No other financial assets carry a significant exposure to credit risk.

(b)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and US dollars.  In the past decade, the PRC government’s policy of maintaining a stable exchange rate and China’s ample foreign reserves has contributed to the stability of the Renminbi.  Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollar. From that day to December 31, 2005, Renminbi has appreciated by approximately 2.5% against US dollars.

The appreciation of Renminbi against US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since more than 99% of the Group’s debts are also denominated in U.S. dollars.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.	CONCENTRATION OF RISKS (CONT’D)

(e)	Concentration of customers

A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis. Details of the sales to these customers are as follows:

	2003	2004	2005
	RMB’000	RMB’000	RMB’000

China Petroleum & Chemical Corporation	6,975,069	10,634,066	15,625,736
PetroChina Company Limited	1,446,169	1,944,709	1,776,199
Castle Peak Power Company Limited	841,285	1,070,436	1,107,314

36.	ADDITIONAL FINANCIAL INFORMATION

As at December 31, 2005, net current assets and total assets less current liabilities of the Group amounted to approximately RMB30,805,199,000 and RMB101,148,848,000 (2004: RMB24,890,362,000 and RMB83,399,497,000 (restated)), respectively.

37.	SUBSEQUENT EVENT

On January 8, 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in an offshore oil mining license 130 “OML 130” in Nigeria for a cash consideration of US$2.268 billion, subject to adjustment. Conditional on, among other things, the approval of the Nigerian National Petroleum Corporation (“NNPC”) and the PRC government, the transaction is expected to be completed in the first half of 2006.

On January 27, 2006, CNOOC Africa Limited, a wholly-owned subsidiary of the Company, signed an agreement to acquire from AERD Projects Nigeria Limited a 35% of right to Oil Prospecting Licence 229 “OPL229” in Nigeria for US$ 60 million in cash, subject to adjustments.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP

(a)	Net profit and net equity

(i)	Short term investments

In 2003, according to Hong Kong GAAP, available-for-sale investments in marketable securities were measured at fair value and related unrealised holding gains and losses are included in the current period’s earnings. According to US GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards (“SFAS”) No.115. Under US GAAP, related unrealised gains and losses on available-for-sale securities were excluded from the current period’s earnings and included in other comprehensive income.

(ii)	Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset’s carrying amount exceeds the higher of an asset’s fair value less costs to sell and value in use, which incorporates discounting the asset’s estimated future cash flows.

Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, “Accounting for the impairment or disposal of long-lived assets”. SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management’s estimate of future cash flows and consequently the carrying value of properties.

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

For the year ended December 31, 2005, an impairment of approximately RMB90,190,000 was recognized under Hong Kong GAAP and US GAAP.

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

Under US GAAP, convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. However, there is no significant difference on the accounting treatment adopted under HK GAAP and US GAAP for the Group’s convertible bonds.

The Company considered whether the convertible bonds contain embedded derivative features which warrant separate accounting under the guidance provided in SFAS No. 133.  To the extent the embedded derivatives are determined to exist, the embedded derivatives are bifurcated as a single, compound derivative and accounted for in accordance with SFAS No. 133.  The Company bifurcated the embedded derivate at fair value and determined the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivative, resulting in a discount attributed to the host bond contract.  The host bond contract is then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method.

The embedded derivative features within the convertible bonds that would individually warrant separate accounting as a derivative instrument under SFAS 133 are bundled together as single, compound embedded derivative instrument that is bifurcated and accounted for separately from the host contract under Statement 133.  The Company used the binominal tree valuation model to value the compound embedded derivative features both initially and at each reporting period to record the changes in fair value of the derivative instruments.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

	(a)	Net profit and net equity (continued)

		(iv)	Accounting for convertible bonds (continued)

Instruments with potential embedded derivative features are evaluated at inception to determine whether such features meet the definition of a derivative.  The embedded derivative feature would be separated from the host contract and accounted for as a derivative instrument only if all of the following conditions are met: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract; (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value; and (iii) a separate instrument with the same terms as the embedded derivative instrument would meet the definition of a derivative as described in SFAS 133.
The Group’s convertible bonds include the following embedded derivative features that warrant separate accounting as a single, compound embedded derivative instrument under SFAS 133:

(i)
Holder’s option to convert into CNOOC shares at a specified price.  Upon the exercise of the conversion option by the holders of the convertible debt, the Company has the option to settle the exercise of the conversion option in cash; and

(ii) The convertible bonds are denominated in US dollars and are convertible into the Company’s shares denominated into HK dollars using a fixed exchange rate of US$1 to HK$7.77.

		(v)	Provision for dismantlement

HK GAAP requires the provision for dismantlement to be recorded for a present obligation whether that obligation is legal or constructive.  The associated cost is capitalised and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

Prior to 2003, the Company accrued for dismantlement costs on a unit-of-production basis under SFAS No.19, “Financial accounting and reporting by oil and gas producing companies” under US GAAP.  The Company adopted SFAS No.143 “Accounting for asset retirement obligations” on January 1, 2003.  SFAS No.143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalised as part of the carrying amount of long-lived asset.  The liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.  The impact of the adoption of SFAS No.143 is included in the cumulative effect of change in accounting policy for dismantlement liabilities below.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

(a)	Net profit and net equity (continued)

The effects on net profit of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:

	Net Profit
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)

As reported under Hong Kong GAAP	11,497,743	16,139,136	25,323,122

Impact of U.S GAAP adjustments:
- Equity accounting for the results of CNOOC Finance	30,913	-	-
- Unrealised holding gains from available-for-sale investments in marketable securities	(21,503)	25,228	-
- Realised holding gains from available-for-sale marketable securities	27,088	2,972	-
- Other	9,156	9,156	20,036

Income before cumulative effect of change in accounting policy	11,543,397	16,176,492	25,343,158

Cumulative effect of change in accounting policy for dismantlement liabilities	436,112	-	-

Net profit under US GAAP	11,979,509	16,176,492	25,343,158

Net profit per share under US GAAP

- Basic Before cumulative effect of change in accounting policy for dismantlement liabilities	RMB0.28	RMB0.39	RMB0.62
Cumulative effect of change in accounting policy for dismantlement liabilities	RMB0.01	-	-
	RMB0.29	RMB0.39	RMB0.62
- Diluted
Before cumulative effect of change in accounting policy for dismantlement liabilities	RMB0.28	RMB0.39	RMB0.61
Cumulative effect of change in accounting policy for dismantlement liabilities	RMB0.01	-	-
	RMB0.29	RMB0.39	RMB0.61

 There are no significant differences between Hong Kong GAAP and US GAAP that affect net equity.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT'D)

(b)	Comprehensive income

According to SFAS No. 130, “Reporting comprehensive income”, the Group is required to include a statement of other comprehensive income for revenues and expenses, gains and losses which under US GAAP are included in comprehensive income and excluded from net income.

	2003	2004	2005
	RMB’000	RMB’000	RMB’000

Net income under US GAAP	11,979,509	16,176,492	25,343,158
Other comprehensive income:
Foreign currency translation adjustments	36,243	(42,301)	(493,289)
Unrealised gains /(losses) on available-for-sale
investments/Short term investments	21,503	(25,228)	69,069
Less: Reclassification adjustment for gains
included in net income	(27,088)	(2,972)	(20,036)

Comprehensive income under US GAAP	12,010,167	16,105,991	24,898,902

Roll forward of accumulated other comprehensive income components are as follows:
		Unrealised
	Foreign	gains on	Accumulated
	currency	available	other
	translation	-for-sale	comprehensive
	adjustments	investments	income
	RMB’000	RMB’000	RMB’000

Balance at January 1, 2003	(13,596)	53,821	40,225
Reversal of current year’s realised gains	—	(27,088)	(27,088)
Current year’s change	36,243	21,503	57,746

Balance at January 1, 2004	22,647	48,236	70,883
Reversal of current year’s realised gains	—	(2,972)	(2,972)
Current year’s change	(42,301)	(25,228)	(67,529)

Balance at December 31, 2004	(19,654)	20,036	382
Reversal of current year realised gains	—	(20,036)	(20,036)
Current year’s change	(493,289)	69,069	(424,220)

Balance at December 31, 2005	(512,943)	69,069	(443,874)

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT’D)

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

The Group’s segment information is based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group’s consolidated Hong Kong GAAP financial statements.

(e)	Impact of Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No.153, “Exchange of Non-monetary Asset an amendment of APB Opinion No.29”. This Statement, which address the measurement of exchange of non-monetary assets, is effective prospectively for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement is not expected to impact the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share Based Payment” (FAS No.123R), which replaces FAS No.123 and superseded APB Opinion No.25, “Accounting For Stock Issued to Employees”. FAS No.123R requires all share-based payments to employees, including grants of employee stock options, to be recognised in the financial statement based on their fair values beginning with the first interim period after June 15, 2005, with early adoption encouraged. Under the SEC’s rule, FAS No.123R is now effective for the Company beginning January 1, 2006, The proforma disclosures previously permitted under FAS No 123 no longer will be an alternative to financial statement recognition. The Company believes the adoption of the FAS No. 123R will have no material impact on its consolidated financial statement as the Company currently accounts for the stock options under the fair value recognition provision of FAS No. 123.

In 2005, the FASB has finalized an amendment to statement No.19,  “Financial Accounting and Reporting by Oil and Gas Producing Companies” (“FAS No. 19”) that change the way oil and gas producers account for deferred exploratory drilling costs. The new standard would relax the one-year limitation, so long as oil and gas reserves have been discovered and an enterprise “is making sufficient progress assessing the reserves and the economic and operating viability of the project.” We believe the adoption of amendment to FAS No. 19 will have no material impact on its consolidated financial position or results of operations.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT’D)

(e)	Impact of Recently Issued Accounting Standards (continued)

In March 2005, the FASB issued FASB Interpretation Number 47 (“FIN No.47”),  “Accounting for conditional asset retirement obligations”. The interpretation clarifies the requirement to record abandonment liabilities stemming from legal obligations when the retirement depends on a conditional future event. FIN No.47 requires that the uncertainty about the timing or method of settlement of a conditional retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN No.47 is effective for fiscal years ending after December 15, 2005 and application of the interpretation did not change how abandonment obligations are currently calculated by the Company.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“FAS No. 154”). FAS No.154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognised by way of a cumulative effect adjustment within net income during the period of the change. FAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe adoption of FAS No. 154 will have a material effect on its financial position, cash flows or results of operations.

In February 2006, the FASB issued FAS No. 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“FAS No.155”). FAS No. 155 clarifies certain issues relating to embedded derivatives and beneficial interests in securitized financial assets, including permitting fair value measurement for any hybrid financial instrument that contains an embedded derivative, eliminating the prohibition on a qualifying special-purpose entity from holding certain derivative instruments, and providing clarification that concentrations of credit risk in the form of subordination are not embedded derivatives. The provisions of FAS No. 155 are effective for all financial instruments acquired or issued after fiscal years beginning after September 15, 2006. The Company does not believe adoption of FAS No. 155 will have a material effect on its financial position, cash flows or results of operations.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the United States Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities”. The disclosures are categorized by the geographical areas in which the Group conducts oil and gas activities. Except for PRC and Indonesia, the information on the other geographical areas, such as Australia, Myanmar and Morocco, etc., are combined in the following disclosures as “Others”, among which all the other projects are still in exploration or joint study stage except that the North West Shelf Project in Australia is in development stage.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Estimates of crude oil and natural gas reserves have been made by independent engineers. The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less (a) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus (a) its participating interest in the properties in Australia, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

The following information has been revised to separately present the oil and gas producing activities information of an equity investee and to provide additional information on costs incurred.  There is no change in the total reserve quantity.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves (net of royalties and PRC government share oil):

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

December 31, 2002	1,283	3,281	138	215	—	—	1,421	3,496
Purchase of reserves	53	142	—	—	—	—	53	142
Discoveries and extensions	114	506	1	2	—	—	115	508
Production	(96)	(64)	(15)	(37)	—	—	(111)	(101)
Revisions of prior estimates	(26)	40	(21)	20	—	—	(47)	60

December 31, 2003	1,328	3,905	103	200	—	—	1,431	4,105
Purchase of reserves	6	161	—	—	—	—	6	161
Discoveries and extensions	129	414	4	157	—	—	133	571
Production	(105)	(97)	(11)	(31)	—	—	(116)	(128)
Revisions of prior estimates	(8)	(101)	5	(5)	—	—	(3)	(106)

December 31, 2004	1,350	4,282	101	321	—	—	1,451	4,603
Purchase of reserves	—	—	—	—	25	603	25	603
Discoveries and extensions	133	314	—	17	—	—	133	331
Production	(121)	(101)	(9)	(34)	—	—	(130)	(135)
Revisions of prior estimates	(7)	—	(19)	(7)	—	—	(26)	(7)

December 31, 2005	1,355	4,495	73	297	25	603	1,453	5,395

Proved developed reserves:
	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

December 31, 2003	455	2,016	91	135	—	—	546	2,151
December 31, 2004	614	2,101	85	138	—	—	699	2,239
December 31, 2005	642	2,072	63	155	14	378	719	2,605

Enterprise’s proportional interest in reserves of investees accounted for by the equity method:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

December 31, 2003	5	49	—	—	—	—	5	49
December 31, 2004	4	43	—	—	—	—	4	43
December 31, 2005	3	36	—	—	—	—	3	36

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(b)	Results of operations

	2003				2004				2005
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	23,644,659	4,472,172	—	28,116,831	32,723,277	4,162,742	—	36,886,019	48,778,934	4,638,735	—	53,417,669
Operating expenses	(2,903,094)	(1,609,715)	—	(4,512,809)	(3,643,182)	(1,427,162)	—	(5,070,344)	(4,507,915)	(1,426,683)	—	(5,934,598)
Production taxes	(1,238,598)	—	—	(1,238,598)	(1,725,674)	—	—	(1,725,674)	(2,596,543)	—	—	(2,596,543)
Exploration	(764,165)	(83,907)	—	(848,072)	(1,202,203)	(113,957)	—	(1,316,160)	(1,169,067)	(77,842)	(46,779)	(1,293,688)
Accretion expense	(93,246)	—	—	(93,246)	(119,707)	—	—	(119,707)	(198,945)	—	—	(198,945)
Depreciation, depletion and amortisation (including dismantlement)	(3,700,349)	(1,109,730)	—	(4,810,079)	(4,670,988)	(985,711)	—	(5,656,699)	(5,360,745)	(856,775)	—	(6,217,520)

	14,945,207	1,668,820	—	16,614,027	21,361,523	1,635,912	—	22,997,435	34,945,719	2,277,435	(46,779)	37,176,375
Income tax expenses	(4,483,562)	(719,695)	—	(5,203,257)	(6,408,457)	(705,487)	—	(7,113,944)	(10,483,716)	(995,885)	—	(11,479,601)

Result of operations	10,461,645	949,125	—	11,410,770	14,953,066	930,425	—	15,883,491	24,462,003	1,281,550	(46,779)	25,696,774

Enterprise’s share of equity method investee’s results of operations for producing activities	252,623	—	—	252,623	309,987	—	—	309,987	260,496	—	—	260,496

(c)	Capitalised costs

	2003				2004				2005
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas Properties	57,537,676	9,440,843	—	66,978,519	70,931,798	10,100,116	—	81,031,914	85,960,339	11,241,345	3,129,662	100,331,346
Unproved oil and gas Properties	713,594	—	—	713,594	437,513	4,696,237	—	5,133,750	267,432	5,529,450	—	5,796,882
Accumulated depreciation, depletion and amortization	(25,740,836)	(2,098,269)	—	(27,839,105)	(30,462,658)	(3,083,933)	—	(33,546,591)	(35,875,926)	(3,850,293)	—	(39,726,219)

Net capitalised costs	32,510,434	7,342,574	—	39,853,008	40,906,653	11,712,420	—	52,619,073	50,351,845	12,920,502	3,129,662	66,402,009

Enterprise’s share of equity method investee’s net capitalised costs	626,864	—	—	626,864	518,045	—	—	518,045	412,109	—	—	412,109

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(d)	Costs incurred

	2003				2004				2005
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others**	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Acquisition costs
- Proved	1,579,726	—	—	1,579,726	—	—	—	—	—	—	3,864,342	3,864,342
- Unproved	—	—	—	—	—	3,531,046	—	3,531,046	—	—	681,943	681,943
Exploration costs	1,225,926	102,067	—	1,327,993	1,806,556	137,361	—	1,943,917	1,878,931	111,219	46,779	2,036,929
Development costs*	7,489,472	512,064	—	8,001,536	11,693,183	645,501	—	12,338,684	14,423,266	2,328,200	—	16,751,466

Total costs incurred	10,295,124	614,131	—	10,909,255	13,499,739	4,313,908	—	17,813,647	16,302,197	2,439,419	4,593,064	23,334,680

Enterprise’s share of equity method investee’s costs of property acquisition, exploration, and development	124,188	—	—	124,188	44,513	—	—	44,513	20,854	—	—	20,854

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

**	The amounts include prepayments made in 2004 for the NWS Project of RMB 4,693,809,000 and a tax refund of RMB152,993,000 related to the acquisition of the NWS Project received in 2005.

(e)	Standardised measure of discounted future net cash flows and changes therein

In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group’s estimated annual future production from proven reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$48 as at December 31, 2005 (2004: US$32; 2003: US$30). Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (cont’d)

Present value of estimated future net cash flows:

		2003				2004				2005
	Notes	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	（1）	419,288,634	30,135,721	—	449,424,355	464,405,099	37,198,784	—	501,603,883	658,890,903	40,919,470	21,855,452	721,665,825
Future production costs		(106,101,939)	(17,532,095)	—	(123,634,034)	(114,563,284)	(20,472,914)	—	(135,036,198)	(155,478,507)	(19,370,535)	(3,742,250)	(178,591,292)
Future development costs	（2）	(52,615,661)	(4,114,091)	—	(56,729,752)	(59,876,454)	(6,709,341)	—	(66,585,795)	(69,631,972)	(7,481,211)	(4,497,517)	(81,610,700)
Future income taxes		(71,528,592)	(3,346,547)	—	(74,875,139)	(78,181,837)	(4,001,019)	—	(82,182,856)	(118,764,845)	(5,678,110)	(2,759,755)	(127,202,710)
Future net cash flows	（3）	189,042,442	5,142,988	—	194,185,430	211,783,524	6,015,510	—	217,799,034	315,015,579	8,389,614	10,855,930	334,261,123
10% discount factor		(84,222,928)	(1,226,300)	—	(85,449,228)	(91,481,754)	(1,905,679)	—	(93,387,433)	(127,977,962)	(2,494,083)	(5,472,748)	(135,944,793)

Standardised measure		104,819,514	3,916,688	—	108,736,202	120,301,770	4,109,831	—	124,411,601	187,037,617	5,895,531	5,383,182	198,316,330

Enterprise’s share equity method investee’s standardised measure of discounted future net cash flows		1,163,720	—	—	1,163,720	1,052,755	—	—	1,052,755	1,605,386	—	—	1,605,386

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in PRC less (a) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, plus (a) its participating interest in the properties in Australia, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia, less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (cont’d)

Changes in the standardised measure of discounted future net cash flows:

	2003	2004	2005
	RMB’000	RMB’000	RMB’000

Standardised measure, beginning of year	99,254,777	108,736,202	124,411,601
Sales of production, net of royalties and production costs	(22,345,781)	(30,090,001)	(44,886,528)
Net change in prices, net of royalties and production costs	22,367,091	17,891,394	99,253,723
Extensions discoveries and improved recovery, net of related future costs	13,824,347	20,752,897	26,648,779
Change in estimated future development costs	(14,640,965)	(21,624,959)	(18,559,873)
Development costs incurred during the year	7,718,863	11,768,916	15,592,789
Revisions in quantity estimates	(3,126,563)	(1,956,069)	(3,061,393)
Accretion of discount	13,327,118	14,079,125	16,996,168
Net change in income taxes	(6,067,720)	(5,138,318)	(29,168,139)
Purchase of properties	5,376,135	2,356,102	8,981,882
Changes in timing and other	(6,951,100)	7,636,312	2,107,321

Standardised measure, end of year	108,736,202	124,411,601	198,316,330