Form 20-F
period 2006-12-31
CNOOC LTD
filed 2007-06-29
CIK 1095595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _______________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission File Number 1-14966

CNOOC LIMITED
(Exact name of Registrant as specified in its charter)

Hong Kong
(Jurisdiction of incorporation or organization)

65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing 100 shares of par value HK$0.02 per share	New York Stock Exchange, Inc.
Shares of par value HK$0.02 per share	New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares, par value HK$0.02 per share	43,328,552,648

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☒    No    ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes    ☐   No    ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant is required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒    No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☒   Accelerated filer    ☐   Non-accelerated filer    ☐

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
Yes    ☐   No    ☐

*     Not for trading, but only in connection with the registration of American depositary shares.

TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•	“CNOOC” are to our controlling shareholder, China National Offshore Oil Corporation, a PRC state-owned enterprise, and its affiliates, excluding us and our subsidiaries;

•	“CNOOC Limited,” are to CNOOC Limited, a Hong Kong limited liability company and the registrant of this annual report;

•	“Our company,” “we,” “our” or “us” are to CNOOC Limited and its subsidiaries;

•
“China” or “PRC” are to the People’s Republic of China, excluding for purposes of geographical reference in this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong Stock Exchange Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

•	“HK$” are to the Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

•	“HKFRS” are to all Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations approved by the Council of the Hong Kong Institute of Certified Public Accountants;

•	“JPY” are to the Japanese yen, the legal currency of Japan;

•	“Rmb” are to the Renminbi, the legal currency of the PRC; and

•	“US$” are to the U.S. dollar, the legal currency of the United States of America.

Conventions

We have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006 of US$1.00=Rmb 7.8041.  We have also translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006 of HK$7.7771 to US$1.00.  We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 29, 2006, or at all.  For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not total correctly due to rounding of numbers.

Our “average net realized price” for oil and gas in each period is derived from a numerator divided by a denominator, where:

•
the numerator is equal to the sum of (i) revenues from our oil and gas sales offshore China for the applicable period; (ii) the 30% ownership share of revenues from gas sales for the applicable period from an unconsolidated investee; and (iii) the revenues from oil and gas sales for the applicable period from our overseas interests; and

•
the denominator is equal to the sum of (i) the volume of oil and gas sales offshore China for the applicable period; (ii) 30% of the volume of gas sales for the applicable period from an unconsolidated investee; and (iii) the volume of oil and gas sales for the applicable period from our overseas interests.

Our net “proved reserves” consist of our  percentage interest in reserves, including  our 100% interest in the independent oil and gas properties and our participating interest in the properties covered under the production sharing contracts in the PRC, less: (i) an adjustment for our share of royalties payable by us to the PRC government and our participating interest in share oil payable to the PRC government under the production sharing contracts, and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to our participating interest, and plus: (a) our participating interest in the properties in Australia and Nigeria and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment for oil and gas distributed to the Indonesian government and the domestic market obligation.

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

Unless otherwise noted, all operating data presented in this annual report, including reserve and production information, includes our interest in the oil and gas field held by an unconsolidated investee in which we hold a 30% equity interest.  For more information on our reserves and related information, see “Supplementary Information on Oil and Gas Producing Activities” in our consolidated financial statements included elsewhere in this annual report, in which we separately disclose reserve and related information for this unconsolidated investee in accordance with U.S. Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities.”

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

•
 “API gravity” means the American Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees.  The lower the API gravity, the heavier the liquid and, generally, the lower its commercial value.  For example, asphalt has an API gravity of eight degrees, West Texas Intermediate, a benchmark crude oil, has an API of 40 degrees, and gasoline has an API gravity of 50 degrees.

•	“appraisal well” means an exploration well drilled after a successful wildcat well to gain more information on a newly discovered oil or gas reserve.

•
“condensate” means light hydrocarbon liquids separated from natural gas in the field through condensation when natural gas is exposed to surface temperature and pressure.  This group generally includes slightly heavier hydrocarbons than natural gas liquids, such as pentane.  It is combined with crude oil production and reserve figures.

•	“crude oil” means crude oil and liquids, including condensate, natural gas liquids and liquefied petroleum gas.

•	“LNG” means liquefied natural gas.

•	“development cost” means, for a given period, costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

•	“dry hole” means an exploration well that is not commercial (i.e., economically feasible to develop). Dry hole costs include the full costs for such drilling and are charged as an expense.

•	“exploration well” means a wildcat or appraisal well.

•
“lifting cost” means, for a given period, costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities, plus production taxes.  Also known as production cost.  The U.S. dollar amount of the lifting cost in this annual report may be different from our previous disclosures due to the usage of different conversion rates.

•
“natural gas liquids” means light hydrocarbons that can be extracted in liquid form from natural gas through special separation plants.  This group includes typically lighter liquid hydrocarbons than condensate, such as butane, propane and ethane.  It is combined with crude oil production but not with crude oil reserve figures.

•	“net wells” means a party’s working interest in wells.

•
“proved developed reserves” means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

•
“proved reserves” means the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.  Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data.  In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:

(A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves;”

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

•
“proved undeveloped reserves” means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage is limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  Estimates for proved undeveloped reserves are not attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

•	“share oil” means the portion of production that must be allocated to the relevant government entity or company under our production sharing contracts.

For further definitions relating to reserves:

•	“reserve replacement ratio” means, for a given year, total additions to proved reserves divided by production during the year.

•	“reserve-to-production ratio” means the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas.

•
“seismic data” means data recorded in either two-dimensional (2D) or three-dimensional (3D) form from sound wave reflections off of subsurface geology.  This is usually used to understand and map geological structures for exploratory purposes to predict the location of undiscovered reserves.

•
“success” means a discovery of oil or gas by an exploration well.  Such an exploration well is a successful well and is also known as a discovery.  A successful well is commercial, which means there are enough hydrocarbon deposits discovered for economical recovery.

•
“success rate” means the total number of successful exploration wells divided by the total number of exploration wells drilled in a given period.  Success rate can be applied to wildcat wells or appraisal wells in general.

•	“wildcat well” means an exploration well drilled in an area or rock formation that has no known reserves or previous discoveries.

References to:

•	bbls means barrels, which is equivalent to approximately 0.134 tons of oil (33 degrees API);

•	mmbbls means million barrels;

•	BOE means barrels-of-oil equivalent;

•	BOE per day means barrels-of-oil equivalent per day;

•	million BOE means million barrels-of-oil equivalent;

•	mcf means thousand cubic feet;

•	mmcf means million cubic feet;

•	bcf means billion cubic feet, which is equivalent to approximately 283.2 million cubic meters;

•	BTU means British Thermal Unit, a universal measurement of energy; and

•	km means kilometers, which is equivalent to approximately 0.62 miles.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are also intended to identify such forward-looking statements.

These forward-looking statements address, among others, such issues as:

•	the amount and nature of future exploration, development and other capital expenditures,

•	wells to be drilled or reworked,

•	oil and gas prices and demand,

•	future earnings and cash flow,

•	development projects,

•	exploration prospects,

•	estimates of proved oil and gas reserves,

•	potential reserves,

•	development and drilling potential,

•	drilling prospects,

•	expansion and other development trends of the oil and gas industry,

•	business strategy,

•	production of oil and gas,

•	development of undeveloped reserves,

•	expansion and growth of our business and operations, and

•	our estimated financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations, including those associated with fluctuations in crude oil and natural gas prices, our exploration or development activities, our capital expenditure requirements, our business strategy, the highly competitive nature of the oil and natural gas industries, our foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the PRC.  For a description of these and other risks and uncertainties, see “Item 3–Key Information–Risk Factors.”

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements.  We cannot assure that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us, our business or our operations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, but see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

You should read our selected historical consolidated financial data set forth below in conjunction with our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report.

The Hong Kong Institute of Certified Public Accountants issued a number of new and amended Hong Kong Financial Reporting Standards, or HKFRS, which were mandatory for annual periods beginning on or after January 1, 2006.  Details of such new and amended HKFRSs are included in note 2.1 to our consolidated financial statements included elsewhere in this annual report.

We have prepared and presented our consolidated financial statements in accordance with Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).  For an explanation of the reconciliation of our profit and shareholders’ equity to U.S. generally accepted accounting principles (“US GAAP”), see note 38 to our consolidated financial statements included elsewhere in this annual report.

	Year ended December 31,
	2002		2003		2004		2005	2006	2006
	Rmb		Rmb		Rmb		Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Income Statement Data:
Hong Kong GAAP
Operating revenues:
Oil and gas sales	23,779		28,117		36,886		53,418	67,828	8,691
Marketing revenues	2,377		12,399		18,191		15,901	20,964	2,686
Other income	217		434		145		137	155	20
Total operating revenues	26,374		40,950		55,222		69,456	88,947	11,397

Expenses:
Operating expenses	(3,775)		(4,513)		(5,070)		(5,935)	(6,999)	(897)
Production taxes	(1,023)		(1,239)		(1,726)		(2,597)	(3,316)	(425)
Exploration expenses	(1,318)		(848)		(1,316)		(1,294)	(1,705)	(218)
Depreciation, depletion and amortization	(4,020)		(4,643)		(5,455)		(5,965)	(6,933)	(888)
Dismantlement	(126)		(167)		(202)		(253)	(472)	(61)
Special oil gain levy	—		—		—		—	(3,981)	(510)
Impairment losses related to property, plant and equipment	—		—		—		(90)	(252)	(32)
Crude oil and product purchases	(2,326)		(12,295)		(17,963)		(15,704)	(20,573)	(2,636)
Selling and administrative expenses	(1,033	)(e)	(1,250	)(e)	(1,104	)(e)	(1,370)	(1,544)	(198)
Others	(31)		(350)		(46)		(76)	(117)	(15)
	(13,652)		(25,305)		(32,882)		(33,284)	(45,892)	(5,880)

Interest income	148		184		207		359	781	100
Finance costs	(295)		(355)		(442)		(1,100)	(1,832)	(235)
Exchange gains/ (losses), net	(114)		(7)		29		287	308	40

Investment income	193		124		72		248	613	79
Share of profits of associates	165		220		344		307	322	41
Non-operating income/ (expenses), net	(71)		315		519		28	876	112

Profit before tax	12,748		16,125		23,070		36,301	44,123	5,654
Tax	(3,541)		(4,628)		(6,931)		(10,978)	(13,196)	(1,691)
Profit for the year	9,207		11,497		16,139		25,323	30,927	3,963

Earnings per share (basic)(a)(b)	0.22		0.28		0.39		0.62	0.73	0.09
Earnings per share (diluted)(a)(c)	0.22		0.28		0.39		0.61	0.73	0.09
Earnings per ADS (basic)(a)(b)	22.42		27.99		39.31		61.68	72.75	9.32
Earnings per ADS (diluted)(a)(c)	22.40		27.97		39.19		61.01	72.64	9.31

Dividend per share(a)
Special interim dividend declared in place of 2003 final dividend(d)	—		—		0.060		—	—	—
Interim	0.024		0.030		0.030		0.052	0.123	0.016
Interim (in US$)	0.003		0.004		0.004		0.006	—	—
Special interim	—		0.038		0.050		0.052	—	—
Special interim (in US$)	—		0.005		0.006		0.006	—	—
Proposed final(d)	0.032		0.026		0.030		0.103	0.139	0.018
Proposed final (in US$)(d)	0.004		0.003		0.004		0.013	—	—
Proposed special final(d)	0.032		0.038		0.050		—	—	—
Proposed special final (in US$)(d)	0.004		0.005		0.006		—	—	—

U.S. GAAP
Operating revenues:
Oil and gas sales	23,779		28,117		36,886		53,418	67,828	8,691
Marketing revenues	2,377		12,399		18,191		15,901	20,964	2,686
Other income	217		434		145		137	155	20
Total operating revenues	26,374		40,950		55,222		69,456	88,947	11,397
Profit for the year	9,086		11,980		16,176		25,343	31,104	3,986

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)

Earnings per share (basic)(a)(b)	0.22	0.29	0.39	0.62	0.73	0.09
Earnings per share (diluted)(a)(c)	0.22	0.29	0.39	0.61	0.73	0.09
Earnings per ADS (basic)(a)(b)	22.12	29.17	39.40	61.73	73.16	9.38
Earnings per ADS (diluted)(a)(c)	22.13	29.14	39.28	61.06	73.05	9.36

	As of December 31,
	2002		2003		2004		2005	2006	2006
	Rmb		Rmb		Rmb		Rmb	Rmb	US$
	(in millions)
Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents	7,839		14,400		14,092		8,992	14,364	1,841
Time deposits with maturity over three months	4,690		2,323		8,603		12,200	9,233	1,183
Available-for sale financial assets/Short term investments	6,531		5,684		5,444		13,847	12,390	1,588
Current assets	24,486		29,263		35,293		44,421	47,892	6,137
Property, plant and equipment, net	35,797	(f)	42,849	(f)	57,182	(f)	66,625	103,406	13,250
Interests in associates	537		1,118		1,327		1,402	1,544	198
Intangible assets	—		—		—		1,300	1,409	181
Long term available-for-sale financial assets	—		—		—		1,017	1,017	130
Total assets	60,820	(f)	73,229	(f)	93,802	(f)	114,765	155,268	19,896
Current liabilities	7,134		9,307		10,402		13,616	14,481	1,856
Long term bank loans, net of current portion	941		890		865		24	2,438	312
Long term guaranteed notes	4,071		8,142		16,313		16,532	17,886	2,292
Total long term liabilities	13,393		17,461		26,957		27,546	32,973	4,225
Total liabilities	20,527		26,768		37,359		41,162	47,454	6,081
Minority interest	—		—		—		—	42	5
Shareholders’ equity	40,293	(e),(f)	46,461	(e),(f)	56,443	(e),(f)	73,603	107,772	13,810

U.S. GAAP
Total assets	60,444		73,234		93,846		114,809	171,579	21,986
Total long term liabilities	13,393		17,461		26,957		27,546	49,063	6,287
Minority interest	—		—		—		—	42	5
Shareholders’ equity	40,344		46,496		56,487		73,647	107,993	13,838

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

(b)
Earnings per share (basic) and earnings per ADS (basic) for 2002 and 2003 have been computed, without considering the dilutive effect of the shares underlying our share option scheme, by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 41,070,828,275 and 410,708,283 respectively (based on a ratio of 100 shares to one ADS) for the period.  Earnings per share (basic) and earnings per ADS (basic) for 2004 have been computed, without considering the dilutive effect of the shares underlying our share option scheme and convertible bonds, by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 41,060,240,659 and 410,602,407 respectively (based on a ratio of 100 shares to one ADS) for the period.  Earnings per share (basic) and earnings per ADS (basic) for 2005 have been computed, without considering the dilutive effect of the shares underlying our share option scheme and convertible bonds, by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 41,054,499,982 and 410,545,000 respectively (based on a ratio of 100 shares to one ADS) for the period.  Earnings per share (basic) and earnings per ADS (basic) for 2006 have been computed, without considering the dilutive effect of the shares underlying our share option scheme and convertible bonds, by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 42,512,190,394 and 425,121,904 respectively (based on a ratio of 100 shares to one ADS) for the period.

(c)
Earnings per share (diluted) and earnings per ADS (diluted) for 2002 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, using 41,096,426,920 and 410,964,269 respectively.  Earnings per share (diluted) and earnings per ADS (diluted) for 2003 have been computed, after considering the dilutive effect of the shares underlying our share option scheme, by using 41,110,339,095 and 411,103,391 respectively.  Earnings per share (diluted) and earnings per ADS (diluted) for 2004 have been computed, after considering the dilutive effect of the shares underlying our share option scheme and convertible bonds, by using 41,179,513,436 and 411,795,134 respectively.  Earnings per share (diluted) and earnings per ADS (diluted) for 2005 have been computed, after considering the dilutive effect of the shares underlying our share option scheme and convertible bonds, by using 42,386,055,766  and 423,860,558  respectively.  Earnings per share (diluted) and earnings per ADS (diluted) for 2006 have been computed, after considering the dilutive effect of the shares underlying our share option scheme and convertible bonds, using 42,577,841,013 and 425,778,410 respectively.

(d)	The proposed final dividend and special final dividend for 2003 were cancelled and replaced by the special interim dividend of HK0.06 per share declared and paid in 2004.

(e)
In periods prior to 2005, no recognition and measurement of share-based transactions in which employees (including directors) were granted share options in our company were required until such options were exercised by the employees, at which time the share capital and share premium were credited with the proceeds received.  In 2005, we adopted the provisions of Hong Kong Financial Reporting Standard (“HKFRS”) retrospectively to all stock options granted from the date of our incorporation.  Under HKFRS 2, when employees (including directors) render services as consideration for equity transactions (“equity-settled transaction”), the cost of equity-settled transaction is measured by reference to the fair value on the date on which the instrument is granted.

(f)
In 2005, we restated certain prior year amounts upon adoption of new Hong Kong accounting policies.  For example, in prior periods, we classified the on-shore processing plants as land and buildings and depreciated over 30-50 years on a straight-line basis.  Upon the adoption of HKAS 16, we have retrospectively reclassified our property, plant and equipment into two categories: oil and gas properties, and vehicles and office equipment.  We have reclassified the onshore terminals previously classified as land and buildings to oil and gas properties as they will be used in similar operations and are expected to have similar economic useful lives.  We also changed our accounting policy retrospectively for 2002, 2003 and 2004 to state the onshore terminals at cost instead of valuation and to amortize those terminals by the unit-of-production method on a property-by-property basis.

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except percentages and ratios)
Other Financial Data:
Hong Kong GAAP
Capital expenditures paid(1)	6,833	8,272	12,843	16,606	23,041	2,952
Cash provided by (used for):
Operating activities	14,742	17,819	22,328	32,154	39,226	5,026
Investing activities	(11,724)	(9,513)	(24,607)	(29,349)	(39,526)	(5,065)
Financing activities	(1,573)	(1,745)	1,970	(7,786)	6,039	774
Ratio of total debt to total capitalization(2)	11.6%	16.2%	23.3%	19.1%	15.5%	15.5%

U.S. GAAP
Cash provided by (used for):
Operating activities	14,742	17,819	22,328	32,154	39,226	5,026
Investing activities	(11,724)	(9,513)	(24,607)	(29,349)	(39,526)	(5,065)
Financing activities	(1,573)	(1,745)	1,970	(7,786)	6,039	774
Ratio of cash provided by operating activities to gross interest expense(3)	36.4x	35.1x	39.4x	41.5x	40.4x	40.4x
Ratio of total debt to cash provided by operating activities	0.4x	0.5x	0.8x	0.5x	0.5x	0.5x
Profit for the year	9,086	11,980	16,176	25,343	31,104	3,986
Profit for the year margin(4)	34.5%	29.3%	29.3%	36.5%	35.0%	35.0%
Ratio of profit to gross interest expense(3)	22.4x	23.6x	28.5x	32.7x	32.0x	32.0x
Ratio of total debt to profit	0.6x	0.8x	1.1x	0.7x	0.8x	0.8x
Ratio of total debt to total capitalization(2)	11.8%	16.3%	23.4%	19.1%	15.5%	15.5%

(1)	Capital expenditures paid excludes acquisition capital expenditures.
(2)	Total capitalization excludes current portion of long-term debt.
(3)	Gross interest expense includes capitalized interest.
(4)	Profit margin represents profit as a percentage of our total operating revenues, as computed under U.S. GAAP.

We publish our financial statements in Renminbi.  Unless otherwise indicated, all translations from Renminbi to U.S. dollars have been made at a rate of Rmb7.8041 to US$1.00, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006.  We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rate above or at all.

The following table sets forth the noon buying rates for U.S. dollars for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2002	8.2800	8.2772	8.2800	8.2669
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1998	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
December 2006	7.8041	—	7.8350	7.8041
January 2007	7.7714	—	7.8127	7.7705

February 2007	7.7410	—	7.7632	7.7410
March 2007	7.7232	—	7.7454	7.7232
April 2007	7.7090	—	7.7345	7.7090
May 2007	7.6516	—	7.7065	7.6463

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

As of May 31, 2007, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was Rmb7.6516 to US$1.00.

The Hong Kong dollar is freely convertible into the U.S. dollar.  Since 1983, the Hong Kong dollar has been linked to the U.S. dollar.  The Hong Kong government has also stated that it has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies, including the U.S. dollar.  However, we cannot assure that the Hong Kong government will maintain the link at HK$7.80 to US$1.00 or at all.  Unless otherwise indicated, all translations from Hong Kong dollars to U.S. dollars have been made at a rate of HK$7.7771 to US$1.00, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006.  We do not represent that Hong Kong dollar or U.S. dollar amounts could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rate above or at all.

The following table sets forth the noon buying rates for U.S. dollars for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2002	7.7988	7.7996	7.8095	7.7970
2003	7.7640	7.7864	7.8001	7.7285
2004	7.7723	7.7891	7.8010	7.7632
2005	7.7533	7.7755	7.7999	7.7514
2006	7.7771	7.7681	7.7928	7.7506
December 2006	7.7771	—	7.7787	7.7665
January 2007	7.8078	—	7.8112	7.7797
February 2007	7.8119	—	7.8141	7.8041
March 2007	7.8137	—	7.8177	7.8093
April 2007	7.8212	—	7.8212	7.8095
May 2007	7.8087	—	7.8236	7.8044

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

As of May 31, 2007, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.8087 to US$1.00.

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

Prices for crude oil fluctuate widely in response to relatively minor changes in the supply and demand for oil, market uncertainty and various other factors that are beyond our control, including:

•	political developments in petroleum producing regions;

•	the ability of the Organization of Petroleum Exporting Countries and other petroleum producing nations to set and maintain production levels and prices;

•	the price and availability of other energy sources, such as coal;

•	domestic and foreign government regulations;

•	weather conditions; and

•	overall economic conditions.

Our revenues and profit have increased significantly in the past five years, mainly due to increasing oil prices.  However, we can not assure that oil prices will remain high in the future.  In 2006, oil prices for West Texas Intermediate, the international benchmark for crude oil, decreased 3.8% from US$63.45 per barrel on January 3, 2006 to US$61.05 per barrel on December 29, 2006. The conflict and turmoil in the Middle East in the past four years have raised concerns about the security and availability of ample supplies to meet growing global demand.  West Texas Intermediate reached a high in 2006 of US$77.03 per barrel on July 14, 2006 and was US$64.01 per barrel on May 31, 2007. For a description of oil prices in recent years, see “Item 4—Information on the Company—Business Overview—Sales and Marketing—Sales of Crude Oil—Pricing” in this annual report.  Any future declines in oil and gas prices would adversely affect our revenues and profit.

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

Lower oil and gas prices may result in the write-off of higher cost reserves and other assets and may lower our earnings or cause losses.  Lower oil and natural gas prices may also reduce the amount of oil and natural gas we can produce economically and render existing contracts that we have entered into uneconomical.  For further details regarding the effects of oil and gas price fluctuations on our financial condition and results of operations, see “Item 5—Operating and Financial Review and Prospects.”

The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing and production

The reliability of reserves estimates depends on a number of factors, including:

•	the quality and quantity of technical and economic data;

•	the prevailing oil and gas prices for our production;

•	the production performance of reservoirs;

•	extensive engineering judgments; and

•	royalty and share oil policies in the PRC and foreign countries and regions where we have operations or assets.

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect over time.  Consequently, the results of drilling, testing and production may require substantial upward or downward revisions in our initial reserves data.  For more information on our oil and gas reserves data, see “Item 4—Information on the Company—Business Overview—Oil and Natural Gas Reserves.”

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

Approximately 55.0% of our proved reserves were undeveloped as of December 31, 2006.  Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner.  There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.

Our future prospects largely depend on our capital expenditure plans, which are subject to various risks

The oil and gas exploration and production business is capital intensive.  We currently plan to spend approximately US$4,418 million to develop our oil and gas properties and US$522 million for exploration in 2007.  In addition to these amounts, we may make additional capital expenditures and investments to implement our business strategy.

The ability to maintain and increase our revenues, profit and cash flows depends upon continued capital spending.  We adjust our capital expenditure and investment budget each year.  Our capital expenditure plans are subject to a number of contingencies, some of which are beyond our control.  These variables include:

•	our ability to generate sufficient cash flows from operations to finance our capital expenditures, investments and other requirements;

•	the availability and terms of external financing;

•	changes in crude oil and natural gas prices, which may affect cash flows from operations and capital expenditure and investment plans;

•	the mix of exploration and development activities conducted on an independent basis and under production sharing contracts;

•	new investment opportunities that may be presented to us, including international investment opportunities and liquefied and other natural gas projects;

•	approvals required from foreign governments for certain capital expenditures and investments outside the PRC;

•	our ability to obtain sufficient foreign currency to finance our capital expenditures; and

•	economic, political and other conditions in the PRC and in foreign countries and regions where we have operations.

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

Any failure to implement our natural gas business strategy may adversely affect our business and financial position

As part of our business strategy and to meet increasing market demand in China, we continue to expand our natural gas business.  This strategy involves a number of risks and uncertainties including the following:

•	we have limited experience in investing in liquefied natural gas facilities, gas transmission and distribution systems, and overseas upstream natural gas properties;

•
any additional capital expenditures that are necessary to implement our natural gas strategy could divert resources from our core oil and gas exploration and production business and require us to seek additional financing;

•
our new natural gas operations may face additional competition from a number of international and PRC companies.  In particular, PetroChina Company Limited, or PetroChina, has constructed natural gas pipelines to link its natural gas fields located in the western part of China to the eastern coastal regions;

•	our new natural gas activities may subject us to additional government regulation in China and foreign countries and regions;

•
our overseas natural gas businesses are subject to economic and political risks in the relevant countries and regions.  See “Item 3—Key Information—Risk Factors— Risks relating to our business—We are exposed to operating risks in some foreign countries and regions as a result of our acquisition of oil and gas interests located in these regions;”

•	we do not have the same preferential rights or access to natural gas businesses or overseas natural gas investments that we enjoy with respect to our upstream natural gas business offshore China; and

•
we are evaluating the options to invest in CNOOC’s liquefied natural gas projects in China.  However, we have not decided whether to exercise these options.  The options are subject to various conditions, including the receipt of certain governmental approvals.

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

CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates

CNOOC indirectly owned 66.41% of our shares as of May 31, 2007.  As a result, CNOOC is able to control the composition of our board of directors, determine the timing and amount of our dividend payments and otherwise control us.  Therefore, CNOOC may cause us to enter into transactions, to take or fail to take, other actions, or to make decisions that conflict with the best interests of our other shareholders. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected.

In addition, we regularly enter into transactions with CNOOC and its affiliates, such as China Oilfield Services Limited and Offshore Oil Engineering Co., Ltd.  For the year ended December 31, 2006, oil and natural gas sales to CNOOC and its affiliates accounted for 39.9% of our total revenues.  For further details, see “Item 7—Major Shareholders and Related Party Transactions.”  Some of our transactions with CNOOC and its affiliates constitute connected transactions under the Hong Kong Stock Exchange Listing Rules.  However, these connected transactions are subject to review by the Hong Kong Stock Exchange and may also be subject to the prior approval of our independent shareholders.  If we do not obtain these approvals, we will not be allowed to effect these transactions and our business operations and financial condition could be adversely affected.

Under current PRC law, CNOOC has the exclusive right to enter into production sharing contracts with foreign oil and gas companies for petroleum exploration and production offshore China, and we are restricted from contracting directly with foreign enterprises for these purposes without CNOOC.  CNOOC has undertaken to us that it will transfer all of its rights and obligations under any new production sharing contracts to us, except those relating to its administrative functions. The interests of CNOOC in entering into production sharing contracts with international oil and gas companies may differ from our interests, especially with respect to the criteria for determining whether, and on what terms, to enter into production sharing contracts.  Our future business development may be adversely affected if CNOOC does not enter into new production sharing contracts on terms that are acceptable to us.

Our business performance relies heavily on our sales to domestic customers and a substantial drop in sales in the domestic market could have a material adverse effect on our results of operations

We sell a significant proportion of our production to CNOOC-affiliated companies and China Petroleum & Chemical Corporation, or Sinopec.  For the years ended December 31, 2004, 2005 and 2006, sales to CNOOC-affiliated companies accounted for 25.3%, 38.3% and 39.9%, respectively, of our total operating revenues, and sales to Sinopec accounted for 19.3%, 22.5% and 21.6%, respectively, of our total operating revenues. CNOOC has a controlling interest in us.  However, our transactions with CNOOC-affiliated companies are on commercial terms and CNOOC does not guarantee our sales volume or profit margin. Sinopec has its own oil and gas fields and has the right to import crude oil directly from the international market.  We do not have any long-term crude oil sales contracts with CNOOC and its affiliates or Sinopec.  Our business, results of operations and financial condition would be adversely affected if either CNOOC-affiliated companies or Sinopec significantly reduced their crude oil purchases from us and we could not find other ready buyers in the international market to purchase our crude oil at comparable prices and in comparable volumes.

The PRC petroleum and natural gas industries are very competitive and our success depends on several factors

We compete in the PRC and international markets for customers, capital financing and business opportunities, including desirable oil and gas prospects.  The performance of our competitors may also affect the international market price for comparable crude oil, which in turn would likely affect the price of our crude oil.  Our principal competitors in the PRC market are PetroChina and Sinopec.  For further details, see “Item 4—Information on the Company—Business Overview—Competition.”

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

CNOOC has undertaken to us that so long as it retains a controlling interest in us and our securities are listed on the Hong Kong Stock Exchange, the New York Stock Exchange or other securities trading systems in other parts of the world, we will have the exclusive right to exercise CNOOC’s rights to engage in offshore oil and gas exploration, development, production and sales in the PRC and that it will not compete with us in such business.  However, CNOOC’s controlling interest in us may not continue in the future and CNOOC’s undertaking may be subject to interpretative challenges.  See “Item 4—Information on the Company—Organizational Structure” and “Item 7—Major Shareholders and Related Party Transactions.”

Exploration, development and production risks and natural disasters affect our operations and could result in losses that are not covered by insurance

Our petroleum exploration, development and production operations are subject to various risks, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters.  Any of these risks could result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under production sharing contracts.  In addition, we face the risk that we may not discover any economically productive natural gas or oil reservoirs.  The costs of drilling, completing and operating wells also are uncertain and are subject to numerous factors beyond our control, including:

•	weather conditions;

•	natural disasters;

•	availability of equipment and services;

•	equipment shortages and delays; and

•	lack of adequate transportation facilities.

We maintain insurance coverage against some, but not all, potential losses.  We do not maintain business interruption insurance for all of our oil and gas fields.  We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.

For further information on insurance coverage, see “Item 4—Information on the Company—Business Overview—Operating Hazards and Uninsured Risks.”

Some foreign countries and regions in which we have operations or may have operations in the future may not have diplomatic or trade relations with other countries and may be subject to trade or economic sanctions imposed by such other countries

We currently have operations and assets in various foreign countries and regions, including Indonesia, Australia, Nigeria, Canada and Myanmar.  We may expand our operations into other countries to further enhance our reserve base and diversify our geographic risk profile.  While these countries in which we have operations or may have operations in the future may maintain an amicable relationship with China, some of them may not have diplomatic or trade relations with other countries and may be subject to trade or economic sanctions imposed from time to time by such other countries.  We will endeavor to limit our investment and scale of operations in these foreign jurisdictions to minimize our exposure, but we cannot assure that the operations and assets that we currently have or in the future may have in foreign countries and regions will not be affected by trade or economic sanctions that may be imposed by other countries due to their deteriorated relations with each other.  Our business and results of operations may be adversely affected if such sanctions are imposed and result in interruption of our overseas operations or non-accessibility of our overseas assets for a significant period of time.

We are exposed to operating risks in some foreign countries and regions as a result of our acquisition of oil and gas interests located in these regions

We have acquired interests in oil and gas properties located in various foreign countries and regions, including Indonesia, Australia, Nigeria, Canada and Myanmar.  See “Item 4—Information on the Company—Business Overview—Overseas Activity,” and “Item 5—Operating and Financial Review and Prospects—Operating Results—Acquisitions and Overseas Activities.”  These interests are subject to operating risks in their respective regions, including economic and political risks.

Our non-PRC interests are subject to the laws and regulations of these non-PRC jurisdictions respectively, including those relating to the development, production, marketing, pricing, transportation and storage of crude oil and natural gas, taxation and environmental and safety matters.  In addition, our overseas operations generally are subject to production sharing arrangements with production sharing partners.  As we expand to different countries, we may become exposed to various operating risks in each of these jurisdictions.  Our non-PRC interests may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting these foreign nations which are not within our control, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war and terrorism, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, foreign exchange rate fluctuations and currency controls.

Our controlling shareholder, CNOOC, or its affiliates may enter into activities in certain countries that are the subject of U.S. sanctions, which could result in negative media and investor attention.

CNOOC owns 66.41% of our outstanding shares, and is therefore our controlling shareholder.  Although we do not engage in any activities in countries that are the subject of U.S. economic sanctions, CNOOC or its affiliates may from time to time engage in such activities.

We cannot predict the interpretation or implementation of U.S. government policy under the Iran Sanctions Act or other relevant measures with respect to any current or future activities by CNOOC or its affiliates in Iran or other countries that are the subject of U.S. sanctions.  It is possible that the United States could subject CNOOC to sanctions due to these activities.

It is possible that as a result of activities by CNOOC or its affiliates in these countries, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.  Nonetheless, if such events were to occur, we do not believe that enforcement of U.S. sanctions (including the imposition of the maximum sanctions under the current law and regulations on CNOOC) would have a material adverse effect on our results of operations or financial condition.

We may not be able to obtain external financing that is acceptable to us for business development purposes

From time to time, we may need to procure external debt and equity financing to implement our development plans and fund our other business requirements.

Our ability to obtain external financing is subject to various uncertainties, including:

•	our results of operations, financial condition and cash flows;

•	the amount of capital that other PRC and Hong Kong entities may seek to raise in the international capital markets;

•	economic, political and other conditions in the PRC and Hong Kong;

•	the PRC government’s policies relating to foreign currency borrowings; and

•	conditions in the PRC, Hong Kong and international capital markets.

If we are unable to obtain sufficient funding for our operations or development plans, our business, revenues, profit and cash flows could be adversely affected.  For additional information on our capital expenditure plans and financing requirements, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

We may be penalized if we fail to comply with existing or future environmental laws and regulations

Our business is subject to environmental protection laws and regulations in the PRC, as well as other jurisdictions, which, among other things:

•	impose fees for the discharge of waste substances;

•	require the payment of fines and damages for serious environmental pollution; and

•	provide that the government may, at its discretion, close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

We believe that all of our facilities and operations are in material compliance with the requirements of the relevant environmental protection laws and regulations.  However, amendment of existing laws or regulations may impose additional or more stringent requirements.  In addition, our compliance with such laws or regulations may require us to incur significant capital expenditures or other obligations or liabilities, which could create a substantial financial burden on us.  For a further discussion of the environmental regulations, particularly those in the PRC, see “Item 4—Information on the Company—Business Overview—Environmental Regulation.”

Risks relating to the PRC petroleum industry

A change in PRC petroleum industry regulations could have an adverse effect on our operations

The PRC government exercises control over the PRC petroleum industry, including with respect to licensing, exploration, production, distribution, pricing, taxation, imports and exports and allocation of various resources. In the past, we have benefited from various favorable PRC government policies, laws and regulations that have been enacted to encourage the development of the offshore petroleum industry.  See “Item 4—Information on the Company—Regulatory Framework—Special Policies Applicable to the Offshore Petroleum Industry in China.”  We cannot assure that the legal regime affecting our businesses will remain substantially unchanged or that we will continue to benefit from favorable PRC government policies.

In addition, existing PRC regulations require us to apply for and obtain various PRC government licenses and other approvals, including in some cases approvals for amendments and extensions of existing licenses and approvals, to conduct exploration and development activities offshore China.  If we are unable to obtain any necessary approvals, our reserves and production would be adversely affected. In March 2006, the PRC government imposed a special oil gain levy on revenues generated from sales of domestically produced crude oil when the realized price exceeds US$40 per barrel.  In November 2006, the PRC government also imposed an export tariff of 5% on crude oil. We expect the oil gain levy and the export tariff to have an adverse effect on our results of operations. See “Item 4—Information on the Company—Regulatory Framework.”

Risks relating to the PRC

PRC economic and political conditions may adversely affect our operations

Most of our businesses, assets and operations are located in the PRC.  The economic system of the PRC differs from the economies of most developed countries in many respects, including:

•	government investment;

•	level of development;

•	control of capital investment;

•	control of foreign exchange; and

•	allocation of resources.

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

Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition

A portion of our Renminbi revenue may need to be converted into other currencies by our wholly owned principal operating subsidiary in the PRC to meet our foreign currency obligations.  We have substantial requirements for foreign currency, including:

•	debt service on foreign currency denominated debt;

•	overseas acquisitions of oil and gas properties;

•	purchases of imported equipment; and

•	payment of dividends declared in respect of shares held by international investors.

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

The value of the Renminbi against Hong Kong dollar, U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions.  Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China.  The official exchange rate for the conversion of Renminbi into U.S. dollar has generally been stable during the past 10 years.  On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies.  Renminbi is no longer pegged to the U.S. dollar.  From that day to May 31, 2007, Renminbi appreciated about 8.18% against the U.S. dollar.  Changes in the PRC government’s currency policies may lead to further fluctuations in the exchange rates for the conversion of Renminbi into foreign currencies which could have an uncertain effect on our business and operating results.

For further information on foreign exchange risks, foreign exchange rates and hedging activities, see “Item 3—Key Information—Selected Financial Data” and “Item 11—Qualitative and Quantitative Disclosure about Market Risk.”  However, we may be unable to hedge our exposure to foreign currencies fully and future Renminbi exchange rate movements could adversely affect our results of operations and financial condition.  Since we receive substantially all of our revenues and express our profits in Renminbi, any devaluation of the Renminbi may also materially and adversely affect the value of, and any dividends payable on our shares and American depositary shares in foreign currency terms.

Certain legal restrictions on dividend distribution may have a material adverse effect on our cash flows

We are a holding company.  Our exploration, development, production and sales businesses are owned and conducted through various wholly owned subsidiaries, including CNOOC China Limited, our wholly foreign-owned enterprise in the PRC.  Accordingly, our future cash flows will consist principally of dividends from our subsidiaries.  Our PRC subsidiary’s ability to pay dividends to us is subject to PRC regulations, including a restriction that companies may pay dividends only out of profit determined in accordance with PRC accounting standards and regulations.  In addition, under PRC laws, CNOOC China Limited is required to allocate at least 10% of its net profit to a reserve fund until the balance of the fund has reached 50% of its registered capital.  Such reserve is not distributable as cash dividends.  Therefore, there is a risk that we may not be able to maintain sufficient cash flows due to these restrictions on dividend distribution.

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

The PRC government underwent substantial reforms after the National People’s Congress meeting in March 2003.  The PRC government has reiterated its policy of furthering reforms in the socialist market economy.  No assurance can be given that these changes will not have an adverse effect on business conditions in China generally or on our business in particular.

Risks relating to our ADSs and shares

Additional shares or ADSs eligible for public sale could adversely affect the price of our shares or ADSs

Sales, or the real or perceived possibility of sales, of a significant number of additional shares in the public market could adversely affect prevailing market prices for our shares and ADSs.  As of May 31, 2007, CNOOC, through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation Ltd., held approximately 66.41% of our shares and the rest of our shares were held by public investors, including institutional investors.  We cannot predict the effect, if any, that sales of our shares, including sales of large positions held by institutional and corporate investors, or the availability of our shares for future sale, will have on the market price of our shares or ADSs.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT

Our legal and commercial name is CNOOC Limited.  We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Hong Kong Companies Ordinance.  Our business registration number in Hong Kong is 685974.  Under the third section of our Memorandum of Association, we may do anything which we are permitted to do by any enactment or rule of law.  Our head office is located at 65th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong, and our telephone number is 852-2213-2500.

The PRC government established CNOOC, our controlling shareholder, as the state-owned offshore petroleum company of China in 1982 under the Regulation of the People’s Republic of China on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises, whereby CNOOC assumed overall responsibility for the administration and development of PRC offshore petroleum operations with foreign oil and gas companies.  Prior to March 2003, CNOOC was regulated and supervised by the State Economic and Trade Commission.  Since March 2003, the PRC government has undergone substantial reform.  The National Development and Reform Commission has succeeded the State Economic and Trade Commission as the primary coordinator for the petroleum industry.

Prior to CNOOC’s internal business reorganization in 1999, CNOOC and its various affiliates performed both commercial and administrative functions relating to petroleum exploration and development offshore China, including:

•
exercising the exclusive right to cooperate with foreign partners in offshore petroleum exploration, development, production and sales activities, and taking participating interests in production sharing contracts;

•	organizing international bidding for offshore petroleum exploitation;

•	conducting independent exploration, development, production and sales activities in independently operated oil and gas fields offshore China;

•	awarding projects to and signing bilateral contracts with foreign partners for offshore petroleum exploitation;

•	reviewing and confirming appraisal reports and overall development plans required under production sharing contracts; and

•	obtaining from the PRC government all approvals, permits, licenses, consents and special policies necessary under production sharing contracts.

Reorganization

Pursuant to CNOOC’s internal business reorganization in 1999, CNOOC transferred all of its then and current operational and commercial interests in its offshore petroleum business, including the related assets and liabilities, to us. CNOOC also transferred 917 employees to us to facilitate the transfer of the oil and natural gas businesses previously operated by CNOOC.  As a result, we and our subsidiaries are the only vehicle through which CNOOC engages in petroleum exploration, development, production and sales activities both within and outside China.

CNOOC retained its commercial interests in operations and projects not related to oil and gas exploration and production, as well as all of its administrative functions, which it performed prior to the reorganization, including:

•	organizing international bidding for offshore petroleum exploitation;

•	awarding projects to and signing bilateral contracts with foreign partners for offshore petroleum exploitation;

•	approving any extension of the period for the completion of the appraisal work on petroleum discovery under the production sharing contracts; and

•	submitting the overall development plans, reports of the oil and gas fields and the environmental impact statements related to the production sharing contracts to the PRC governmental authorities.

Undertakings

CNOOC has undertaken to us that:

•
we will enjoy the exclusive right to exercise all of CNOOC’s commercial and operational rights under the PRC laws and regulations relating to the exploration, development, production and sales of oil and natural gas offshore China;

•
it will transfer to us all of CNOOC’s rights and obligations under any new production sharing contracts and geophysical exploration operations, except those relating to CNOOC’s administrative functions;

•	it will not engage or be interested, directly or indirectly, in oil and natural gas exploration, development, production and sales in or outside the PRC;

•	we will be able to participate jointly with CNOOC in negotiating new production sharing contracts and to set out our views to CNOOC on the proposed terms of new production sharing contracts;

•	we will have unlimited and unrestricted access to all data, records, samples and other original data owned by CNOOC relating to oil and natural gas resources;

•
we will have an option to make investment in liquefied natural gas projects in which CNOOC invested or proposed to invest, and CNOOC will at its own expense help us to procure all necessary government approvals needed for our participation in these projects; and

•
we will have an option to participate in other businesses related to natural gas in which CNOOC invested or proposed to invest, and CNOOC will procure all necessary government approvals needed for our participation in such business.

The undertakings from CNOOC will cease to have any effect:

•	if we become a wholly owned subsidiary of CNOOC;

•	if our securities cease to be listed on any stock exchange or automated trading system; or

•	12 months after CNOOC or any other PRC government-controlled entity ceases to be our controlling shareholder.

B.	BUSINESS OVERVIEW

Overview

We are an oil and gas company engaged in the exploration, development and production of crude oil and natural gas primarily offshore China.  We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration and production activities with foreign oil and gas companies offshore China.  As of December 31, 2006, we had estimated net proved reserves of 2,528.5 million BOE, comprised of 1,489.8 million barrels of crude oil and condensate and 6,231.6 billion cubic feet of natural gas.  For 2006, our net production averaged 372,720 barrels per day of crude oil, condensate and natural gas liquids and 490.9 million cubic feet per day of natural gas, which together totaled 457,482 BOE per day.  Unless otherwise noted, all operating data presented in this annual report, including reserve and production information, includes our interest in the oil and gas field held by an unconsolidated investee in which we hold a 30% equity interest.  For more information on our reserves and related information, see “Supplementary Information on Oil and Gas Producing Activities” in our consolidated financial statements included elsewhere in this annual report, in which we separately disclose reserve and related information for this unconsolidated investee in accordance with U.S. Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities.”

Our net proved reserves increased from 2,362.6 million BOE as of December 31, 2005 to 2,528.5 million BOE as of December 31, 2006, representing an increase of 7.02%.  Based on net proved reserves, we are one of the largest independent oil and gas exploration and production companies in the world.  In the petroleum industry, an “independent” company owns oil and gas reserves independently of other downstream assets, such as refining and marketing assets, whereas an integrated company owns downstream assets in addition to oil and gas reserves.  As of December 31, 2006, approximately 55.0% of our net proved reserves were classified as net proved undeveloped.  We plan to spend approximately US$4,418.3 million developing our reserves and US$522.5 million for exploration in 2007.

We conduct exploration, development, production and sale activities through both independent operations and production sharing contracts with foreign partners.  We have added to our reserves in recent years primarily through our independent operations.  As of December 31, 2006, independent properties accounted for 60.4% of our total net proved reserves and independent net proved undeveloped reserves accounted for 63.3% of our total net proved undeveloped reserves.  We are the operator of all of our independent producing properties.  For the year ended December 31, 2006, production from our independent properties accounted for 47.5% of our total net production.

Our controlling shareholder, CNOOC, has the exclusive right to enter into contracts with international oil and gas companies to conduct exploration and production activities offshore China.  Under these production sharing contracts, we have the sole right to acquire, at no cost, participating interests in any successful discovery offshore China made by our foreign partners.  Our foreign partners can recover their exploration costs under the production sharing contracts only if a commercially viable discovery is made.  As of December 31, 2006, we had 27 foreign partners under our existing production sharing contracts offshore China, all of which are international oil and gas companies, including BG International Ltd., BP China Exploration & Production Company, Burlington Resources China LLC, ChevronTexaco China Energy Company, ConocoPhillips China Inc., Devon Energy China Ltd., ENI China B.V., Horizon Oil Ltd., Husky Oil China Ltd., Kerr-McGee China Petroleum Ltd., Newfield China LDC., Roc Oil (China) Company, Shell China Exploration and Production Co., Ltd.  and Texas American Resources-Asia Limited.  As of December 31, 2006, we were a party to 37 production sharing contracts offshore China.  We are currently the operator or joint operator of some of the properties developed under our production sharing contracts.

Natural gas is becoming an increasingly important part of our business strategy because of rapidly growing domestic demand.  In view of increasing demand for natural gas, we have continued to explore for natual gas and develop our natural gas properties. We have also made strategic investments in liquefied natural gas related upstream projects outside the PRC, and may continue to do so in the future.  We have acquired interests in gas reserves located in Tangguh, Indonesia and the North West Shelf of Australia.  In addition, CNOOC, our controlling shareholder, has granted us an option to invest in liquefied natural gas projects or other natural gas related business in which CNOOC invested or proposed to invest.  The terms of this option require us, if we exercise the option, to reimburse CNOOC for any contribution CNOOC has made with respect to the project together with interest calculated at the prevailing market rate. CNOOC’s major liquefied natural gas projects in the PRC, which it has entered into with various partners, include LNG terminals under production or development in Guangdong, Fujian, Zhejiang and Shanghai.

Competitive Strengths

We believe that our historical success and future prospects are directly related to a combination of our strengths, including the following:

•	large proved reserve base with significant exploitation opportunities;

•	sizable operating areas with demonstrated exploration potential;

•	successful independent exploration and development record;

•	competitive cost structure;

•	reduced risks and access to capital and technology through production sharing contracts;

•	strategic position in China’s growing natural gas markets; and

•	experienced management team.

Large proved reserve base with significant exploitation opportunities

Based on net proved reserves as of December 31, 2006 and average net daily production for the year ended December 31, 2006, we had a reserve-to-production ratio of 15.1 years.  As of December 31, 2006, approximately 55.0% of our net proved reserves were classified as net proved undeveloped.  Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating area with demonstrated exploration potential

The offshore China exploration area is approximately 1.3 million square kilometers in size, about twice as large as the U.S. Gulf of Mexico exploration area.  Since CNOOC’s inception in 1982 to the end of 2006, a total of 865 exploration wells have been drilled offshore China, including 557 wildcat wells with a success rate of approximately 35%.  During the past five years ended December 31, 2006, we and foreign partners made 36 discoveries and 19 discoveries offshore China, respectively.

Successful independent exploration and development record.

From the inception of CNOOC in 1982 to December 31, 2006, we achieved a success rate of approximately 42% on our 262 offshore China independent wildcat wells, while our foreign partners achieved a success rate of approximately 28% on their 295 offshore China wildcat wells.  As of December 31, 2006, independent properties accounted for 60.4% of our total net proved reserves and independent net proved undeveloped reserves accounted for 63.3% of our total net proved undeveloped reserves.  In 2006, we, acting as operator, completed four of our major development projects on time and under budget.

Competitive cost structure

For the year ended December 31, 2006, our total offshore China lifting costs were US$7.30 per BOE.  Total lifting costs for independent operations offshore China were US$6.85 per BOE during the same period.  Lifting costs consist of operating expenses and production taxes.  We have kept our offshore China lifting costs low through various measures, including more efficient use of existing offshore facilities, the linking of employee bonuses to cost reduction and the adoption of new technology in our operations.  We believe that such cost structure allows us to compete effectively even in a low crude oil price environment.

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

Strategic position in China’s growing natural gas markets

The proximity of our natural gas reserves to the major demand areas in the coastal regions of China provides us with a competitive advantage over other natural gas suppliers in China, whose natural gas reserves are located primarily in northwest and southwest China.  We have natural gas fields near many of China’s rapidly growing coastal areas, including Hong Kong, Shanghai and Guangzhou.  We have also acquired interests in gas reserves located in Tangguh, Indonesia and the North West Shelf of Australia.  In addition, CNOOC has granted us an option to invest in liquefied natural gas projects or other natural gas related businesses in the PRC in which CNOOC invested or proposed to invest.  For further information, see “Item 4—Information on the Company—Business Overview—Overview.”

Experienced management team

Our senior management team has extensive experience in the oil and gas industry, and most of our executives have been with the CNOOC group since its inception in 1982.  We evolved from a company heavily reliant on production sharing contracts with foreign partners to a company with a balance of both independent and production sharing contract operations.  Our management team and staff have had the opportunity to work closely with foreign partners both within and outside China.  We have implemented international management practices, including incentive compensation schemes for our employees.  In addition, we have adopted share option schemes for our directors and senior management.  See “Item 6—Directors, Senior Management and Employees—Share Ownership.”

Business Strategy

We intend to continue expanding our oil and gas exploration and production activities and, where appropriate, to continue making strategic investments in natural gas businesses.  While our expansion strategy will continue to focus primarily on offshore China, we may also consider overseas acquisition opportunities that may be presented to us.  The principal components of our strategy are as follows:

•	increase production primarily through the development of our net proved undeveloped reserves;

•	add to our reserves through independent exploration and production sharing contracts;

•	capitalize on the growing demand for natural gas in China;

•	selectively pursue acquisitions to ensure long-term production growth, geographical reserves risk diversification, and to further our natural gas strategy;

•	maintain operational efficiency and low production costs; and

•	maintain financial flexibility through prudent financial practices.

Increase production primarily through the development of our net proved undeveloped reserves

As of December 31, 2006, approximately 55.0 % of our proved reserves were classified as net proved undeveloped, which gives us the opportunity to achieve substantial production growth even without additional reserve discoveries, assuming that we will be able to develop these reserves more quickly than we deplete our currently producing reserves.  We are currently undertaking a number of large development projects located primarily in the Bohai Bay and the Western South China Sea.  We plan to spend approximately US$3,319.1 million in 2007 to develop our net proved undeveloped reserves offshore China.  We also plan to spend approximately US$1,099.3 million to develop our overseas reserves in 2007.

Add to our reserves through independent exploration and production sharing contracts

We plan to concentrate our independent exploration efforts in existing operating areas.  We plan to spend approximately US$522.5 million in 2007 on exploration activities.  We plan to increase independent exploration efforts while continuing to enter into production sharing contracts with foreign partners to lower capital requirements and exploration risks.  In 2007, we plan to drill approximately 54 exploration wells, and independently acquire approximately 9,600 kilometers and 5,000 square kilometers of 2D seismic data and 3D seismic data, respectively.  Our foreign partners under existing production sharing contracts plan to drill approximately 29 exploration wells, and acquire approximately 11,400 kilometers and 15,552 square kilometers of 2D seismic data and 3D seismic data, respectively, in 2007.

Capitalize on the growing demand for natural gas in China

We plan to capitalize on the growth potential of the PRC natural gas market through the following initiatives:

•	continue to develop natural gas fields and focus independent exploration efforts on natural gas;

•	evaluate whether to exercise the options to invest in CNOOC’s liquefied natural gas projects in China; and

•	evaluate investment opportunities in related natural gas businesses that will help develop markets for our natural gas production.

To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with parties possessing the relevant experience and expertise.

Selectively pursue acquisitions to ensure long-term production growth and geographical reserves risk diversification, and to further our natural gas strategy

We plan to make selective acquisitions that will meet one or more of our strategic objectives of enhancing our production profile, diversifying our reserve base and geographic risk profile and furthering our natural gas strategy.  We evaluate acquisition opportunities based on our expected economic return criteria. Since 2002, we have made a number of acquisitions overseas, expanding our operations to Indonesia, Australia, Canada, Kenya, Equatorial Guinea, Myanmar, Nigeria and the Philippines.  See “Item 4—Information on the Company—Business Overview——Overseas Activity.”

Maintain operational efficiency and low production costs

We will continue to maintain our low cost structure and operational efficiency through the following initiatives:

•
Apply up-to-date drilling, production and offshore engineering technology to our operations through our oilfield service providers. This technology includes long-range extension wells, multilateral wells, advanced formation testing, multi-phase transmission, monolayer pipeline and subsea technology, minimal structure techniques and suction foundation technology;

•
Proactively manage service contracts and cooperate with our oilfield service providers to improve exploration efficiency and reduce exploration costs. This measure includes using operational techniques such as cluster drilling, which significantly reduces drilling time and lowers the related costs; and

•	Maintain high production volume levels on an individual well basis and increase the productivity of producing wells.

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

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the time and for the periods indicated.  Unless otherwise noted, all operating data presented in this annual report, including reserve and production information, includes our interest in the oil and gas field held by an unconsolidated investee in which we hold a 30% equity interest.  For more information on our reserves and related information, see “Supplementary Information on Oil and Gas Producing Activities” in our consolidated financial statements included elsewhere in this annual report, in which we separately disclose reserve and related information for this unconsolidated investee in accordance with U.S. Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities.”

	Year ended December 31,
	2004	2005	2006
Net Production:
Oil (daily average bbls/day)	319,436	356,868	372,720
Gas (daily average mmcf/day)	364.1	389.6	490.9
Oil equivalent (BOE/day)	382,513	424,108	457,482
Average net realized prices:
Oil (per bbl)	US$35.41	US$47.31	US$58.90
Gas (per mcf)	2.75	2.82	3.05
Offshore China lifting costs (per BOE)	5.31	6.34	7.30
Overseas lifting costs (per BOE)	10.72	12.41	14.07

Net Proved Reserves (end of period):
Oil (mmbbls)	1,455.6	1,457.4	1,489.8
Gas (bcf)	4,646.6	5,430.9	6,231.6
Total (million BOE)	2,230.0	2,362.6	2,528.5
Proved developed reserves (million BOE)	1,080.7	1,159.8	1,136.7
Annual reserves replacement ratio	173%	186%	199%
Estimated reserves life (years)	15.9	15.3	15.1
Standardized measure of discounted future net cash flow (million Rmb)	124,412	198,316	196,614

At our request, Ryder Scott Company, an independent petroleum engineering consulting company, carried out an independent evaluation of the reserves of all our properties as of December 31, 2004, 2005 and 2006, except the reserves of OML130 project in Nigeria, which were evaluated by us.  For further information regarding our reserves, see “Item 3—Key Information—Risk Factors—Risks relating to our business—The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing and production” and “Item 4—Information on the Company—Business Overview —Oil and Natural Gas Reserves.”

The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as of the dates indicated.

	Net proved reserves at December 31,		Net proved reserves at December 31, 2006
	2004	2005	Developed	Undeveloped	Total
Bohai Bay:
Crude oil (mmbbls)	974.6	920.2	467.6	465.9	933.4
Natural gas (bcf)	706.2	740.7	299.9	465.1	765.0
Total (million BOE):	1,092.3	1,043.7	517.6	543.4	1,060.9
Independent (million BOE)	605.5	622.4	353.9	315.5	669.4
Production sharing contracts (million BOE)	486.8	421.3	163.7	227.9	391.5

Western South China Sea:
Crude oil (mmbbls)	189.7	205.7	57.1	133.4	190.5
Natural gas (bcf)	2,484.8	2,604.0	1,529.1	1,119.0	2,648.1
Total (million BOE):	603.8	639.7	311.9	319.9	631.9
Independent (million BOE)	482.6	531.2	232.8	313.0	545.8
Production sharing contracts (million BOE)	121.2	108.5	79.1	6.9	86.0

Eastern South China Sea:
Crude oil (mmbbls)	168.0	211.2	107.0	93.3	200.2
Natural gas (bcf)	730.8	784.2	37.3	754.7	792.0
Total (million BOE):	289.8	341.9	113.2	219.0	332.3
Independent (million BOE)	183.8	220.3	46.3	179.9	226.2
Production sharing contracts (million BOE)	106.0	121.6	67.0	39.1	106.1

East China Sea:
Crude oil (mmbbls)	21.5	21.2	2.7	17.7	20.4
Natural gas (bcf)	403.4	402.2	60.8	329.2	390.0
Total (million BOE):	88.7	88.2	12.9	72.6	85.4
Independent (million BOE)	88.7	88.2	12.9	72.6	85.4
Production sharing contracts (million BOE)	—	—	—	—	—

Overseas:
Crude oil (mmbbls)	101.9	99.1	81.9	63.3	145.3
Natural gas (bcf)	321.4	899.9	595.0	1,041.5	1,636.5
Total (million BOE):	155.5	249.1	181.1	236.9	418.0
Independent (million BOE)	—	—	—	—	—
Production sharing contracts (million BOE)	155.5	249.1	181.1	236.9	418.0

Total:
Total crude oil (mmbbls)	1,455.6	1,457.4	716.3	773.6	1,489.8
Total natural gas (bcf)	4,646.6	5,430.9	2,522.1	3,709.5	6,231.6
Total (million BOE):	2,230.0	2,362.6	1,136.7	1,391.8	2,528.5
Independent (million BOE)	1,360.5	1,462.2	645.8	881.1	1,526.9
Production sharing contracts (million BOE)	869.5	900.4	490.9	510.7	1,001.6

Exploration and Production

Summary

We currently conduct exploration, development and production activities primarily in four areas offshore China:

•	the Bohai Bay;

•	the Western South China Sea;

•	the Eastern South China Sea; and

•	the East China Sea.

In addition, we hold several equity interests in oil and gas properties in foreign countries and regions, including Indonesia, Australia and Nigeria.  See “Item 4—Information on the Company—Business Overview—Overseas Activity” and “Item 5—Operating and Financial Review and Prospects—Operating Results—Acquisitions and Overseas Activities.”

As of December 31, 2006, we had estimated net proved reserves of 2,528.5 million BOE, comprised of 1,489.8 million barrels of crude oil and condensate and 6,231.6 billion cubic feet of natural gas.  As of December 31, 2006, we had interests in 45 producing properties and 53 properties under development offshore China.  In 2006, 7 properties offshore China commenced production.  For 2006, net production averaged 372,720 barrels per day of crude oil, condensate and natural gas liquids and 490.9 million cubic feet per day of natural gas, which together totaled 457,482 BOE per day, representing a 7.9% increase over the annual average daily production for 2005.

We conduct our exploration, development and production activities independently as well as through production sharing contracts with foreign partners.  Production sharing contracts contain provisions regarding the exploration, development, production and operation of an oil and gas field and the formula through which foreign partners may recover exploration, development and production costs and share in the production after the successful development of petroleum reserves.  In 2006, our controlling shareholder, CNOOC, signed nine production sharing contracts offshore China with foreign partners, most of which relate to area in the South China Sea. See “Item 4—Information on the Company—Business Overview—Production Sharing Contracts—Offshore China” for a detailed discussion of these arrangements.

We also conduct exploration efforts through geophysical survey agreements with foreign companies.  These geophysical survey agreements allow international oil and gas companies to make geophysical surveys and conduct geophysical studies before deciding whether to negotiate a production sharing contract with CNOOC.  If a foreign partner decides to enter into a production sharing contract with CNOOC, the costs and expenses that the foreign partner incurs in conducting geophysical exploration may be recovered during the production period by the foreign partner, subject to our confirmation.  We are currently party to one geophysical survey agreement.  See “Item 4—Information on the Company—Business Overview—Geophysical Survey Agreements Offshore China” for a detailed discussion of these arrangements.

The offshore China exploration area is approximately 1.3 million square kilometers in size.  We currently have rights to operate independently or in conjunction with international oil and gas companies in 139 exploration blocks covering approximately 668,812 square kilometers.  We have access to 913,290 kilometers of 2D seismic data and 51,928 square kilometers of 3D seismic data.  From the beginning of CNOOC’s operations in 1982 to December 31, 2006, a total of 865 exploration wells have been drilled, including 557 wildcat wells, with a success rate of approximately 35%.  During this period we achieved a success rate of approximately 42% on 262 independent exploration wildcat wells, while our foreign partners achieved a success rate of approximately 28% on their 295 exploration wildcat wells.

Oil and Natural Gas Reserves

We have a large base of net proved undeveloped reserves as a result of our exploration successes.  As of December 31, 2006, approximately 55.0% of our net proved reserves were classified as net proved undeveloped.  We are undertaking a number of large development projects located primarily in the Bohai Bay and the Western South China Sea.

Our “net proved reserves” consist of our  percentage interest in reserves, including our 100% interest in the independent oil and gas properties  and  our  participating  interest  in the properties covered under the production sharing contracts in PRC, less: (i)  an adjustment for our share of royalties payable by us to the PRC government and our participating interest in share oil payable to the PRC government under the production sharing contracts, and (ii)  an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to our particpating interest, and plus: (a) our participating interest in the properties in Australia and Nigeria and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment for oil and gas distributed to the Indonesian government and the domestic market obligation.

We explore and develop our reserves offshore China under exploration and production licenses granted by the PRC government.  The PRC government generally grants exploration licenses for individual blocks while production licenses generally are granted for individual fields.  All of our proved reserves are under production licenses granted by the PRC government.

At our request, Ryder Scott Company, an independent petroleum engineering consulting company, evaluated all our properties as of December 31, 2004, 2005 and 2006, except the reserves of OML130 project in Nigeria, which were evaluated by us.  For further information regarding our reserves, see “Item 3—Key Information—Risk Factors—Risks relating to our business—The oil and gas reserves data in this annual report may require substantial revisions as a result of future drilling, testing and production.”

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and production sharing contract operations in each of our operating areas.

Total Net Proved Crude Oil Reserves
(mmbbls)

	As of December 31,		As of December 31, 2006
	2004	2005	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	487.8	498.9	303.9	238.0	541.9
Western South China Sea	147.6	169.0	39.6	130.9	170.5
Eastern South China Sea	69.1	96.5	46.3	54.2	100.4
East China Sea	21.5	21.2	2.7	17.7	20.4
Total	726.0	785.6	392.5	440.7	833.2
Production Sharing Contracts
Bohai Bay	486.8	421.3	163.7	227.8	391.5
Western South China Sea	42.0	36.8	17.5	2.6	20.1
Eastern South China Sea	98.8	114.7	60.8	39.1	99.9
East China Sea	—	—	—	—	—
Total	627.6	572.8	241.9	269.5	511.4
Combined
Bohai Bay	974.6	920.2	467.6	465.9	933.4
Western South China Sea	189.7	205.7	57.1	133.4	190.5
Eastern South China Sea	168.0	211.2	107.0	93.3	200.2
East China Sea	21.5	21.2	2.7	17.7	20.4
Total	1,353.8	1,358.3	634.4	710.3	1,344.6
Overseas
Indonesia	101.9	73.7	67.4	12.3	79.7
Nigeria	—	—	—	41.0	41.0
Australia	—	25.4	14.5	10.0	24.5
Total	101.9	99.1	81.9	63.3	145.3
Total	1,455.6	1,457.4	716.3	773.6	1,489.8

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2006
	2004	2005	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	706.2	740.7	299.9	465.1	765.0
Western South China Sea	2,009.7	2,173.8	1,159.3	1,093.0	2,252.4
Eastern South China Sea	687.7	742.8	—	754.7	754.7
East China Sea	403.4	402.2	60.8	329.2	390.0
Total	3,807.0	4,059.6	1,520.0	2,642.1	4,162.1
Production Sharing Contracts
Bohai Bay	—	—	—	—	—
Western South China Sea	475.1	430.1	369.8	26.0	395.7
Eastern South China Sea	43.0	41.3	37.3	—	37.3
East China Sea	—	—	—	—	—
Total	518.1	471.4	407.1	26.0	433.1
Combined
Bohai Bay	706.2	740.7	299.9	465.1	765.0
Western South China Sea	2,484.8	2,603.9	1,529.1	1,119.0	2,648.1
Eastern South China Sea	730.8	784.2	37.3	754.7	792.0
East China Sea	403.4	402.2	60.8	329.2	390.0
Total	4,325.2	4,531.0	1,927.1	2,668.0	4,595.1

	As of December 31,		As of December 31, 2006
	2004	2005	Developed	Undeveloped	Total
Overseas
Indonesia	321.4	296.9	174.3	810.8	985.1
Australia	—	603.0	420.7	230.7	651.4
Total	321.4	899.9	595.0	1,041.5	1,636.5
Total	4,646.6	5,430.9	2,522.1	3,709.5	6,231.6

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2006
	2004	2005	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	605.5	622.4	353.9	315.5	669.4
Western South China Sea	482.6	531.2	232.8	313.0	545.8
Eastern South China Sea	183.7	220.3	46.3	179.9	226.2
East China Sea	88.7	88.2	12.9	72.6	85.4
Total	1,360.5	1,462.1	645.8	881.1	1,526.9
Production Sharing Contracts
Bohai Bay	486.8	421.3	163.7	227.9	391.5
Western South China Sea	121.2	108.5	79.1	6.9	86.0
Eastern South China Sea	106.0	121.6	67.0	39.1	106.1
East China Sea	—	—	—	—	—
Total	714.0	651.4	309.8	273.9	583.6
Combined
Bohai Bay	1,092.3	1,043.7	517.6	543.4	1,060.9
Western South China Sea	603.8	639.7	311.9	319.9	631.9
Eastern South China Sea	289.8	341.9	113.2	219.0	332.3
East China Sea	88.7	88.2	12.9	72.6	85.4
Total	2,074.6	2,113.5	955.6	1,154.9	2,110.5
Overseas
Indonesia	155.5	123.2	96.5	147.4	243.9
Nigeria	—	—	—	41.0	41.0
North West Shelf, Australia	—	125.9	84.6	48.4	133.1
Total	155.5	249.1	181.1	236.9	418.0
Total	2,230.0	2,362.6	1,136.7	1,391.8	2,528.5

Oil and Natural Gas Production

The following tables show average daily net oil production, net natural gas production, and average net total production for the periods indicated.  Oil production comprises crude oil, condensate and natural gas liquids.

Average Daily Net Production of Crude Oil
(bbls per day)

	Year ended December 31,
	2004	2005	2006
Offshore China
Independent
Bohai Bay	94,769	118,605	129,985
Western South China Sea	26,737	24,913	21,932

	Year ended December 31,
	2004	2005	2006

Eastern South China Sea	19,497	20,047	28,727
East China Sea	2,121	1,706	1,464
Total	143,123	165,271	182,108
Production Sharing Contracts
Bohai Bay	39,744	60,235	70,959
Western South China Sea	29,136	24,103	18,505
Eastern South China Sea	77,492	83,694	77,175
East China Sea	—	—	—
Total	146,372	168,032	166,639
Combined
Bohai Bay	134,512	178,840	200,944
Western South China Sea	55,873	49,016	40,437
Eastern South China Sea	96,989	103,741	105,902
East China Sea	2,121	1,706	1,464
Total	289,495	333,303	348,747
Overseas
Indonesia	29,941	23,565	22,475
Australia	—	—	1,498
Total	29,941	23,565	23,973
Total	319,436	356,868	372,720

Average Daily Net Production of Natural Gas
(mmcf per day)

	Year ended December 31,
	2004	2005	2006
Offshore China
Independent
Bohai Bay	47.7	49.1	64.5
Western South China Sea	83.7	99.4	126.9
Eastern South China Sea	—	—	—
East China Sea	17.1	18.3	21.2
Total	148.5	166.8	212.6
Production Sharing Contracts
Bohai Bay	—	—	—
Western South China Sea	131.6	130.1	124.9
Eastern South China Sea	—	—	23.1
East China Sea	—	—	—
Total	131.6	130.1	148.0
Combined
Bohai Bay	47.7	49.1	64.5
Western South China Sea	215.2	229.6	251.8
Eastern South China Sea	—	—	23.1
East China Sea	17.1	18.3	21.2
Total	280.0	296.9	360.6
Overseas
Indonesia	84.1	92.7	106.6
Australia	—	—	23.8
Total	84.1	92.7	130.3
Total	364.1	389.6	490.9

Average Daily Net Production
(BOE per day)

	Year ended December 31,
	2004	2005	2006
Offshore China
Independent
Bohai Bay	102,725	126,786	140,739
Western South China Sea	40,683	41,486	43,071
Eastern South China Sea	19,497	20,047	28,727
East China Sea	4,963	4,751	5,004
Total	167,868	193,069	217,541
Production Sharing Contracts
Bohai Bay	39,744	60,235	70,959
Western South China Sea	53,454	48,097	41,554
Eastern South China Sea	77,492	83,694	81,017
East China Sea	—	—	—
Total	170,690	192,026	193,530
Combined
Bohai Bay	142,469	187,020	211,697
Western South China Sea	94,137	89,583	84,625
Eastern South China Sea	96,989	103,741	109,744
East China Sea	4,963	4,751	5,004
Total	338,558	385,095	411,071
Overseas
Indonesia	43,955	39,013	40,237
Australia	—	—	6,174
Total	43,955	39,013	46,411
Total	382,513	424,108	457,482

Principal Oil and Gas Regions

Bohai Bay

The Bohai Bay holds our largest net proved reserves and, for the year ended December 31, 2006, was our largest producing area for crude oil.  The Bohai Bay exploration area is located in the northeastern part of China, approximately 200 kilometers east of Beijing and is approximately 58,100 square kilometers in size.  As of December 31, 2006, we had rights to operate, independently or in conjunction with international oil and gas companies, in 15 blocks covering approximately 43,060 square kilometers of the total Bohai Bay exploration area.  Our operating area contains oil and gas fields in shallow waters with typical depths ranging from 10 to 30 meters.  The crude oil produced is generally of heavy gravity ranging from 15 to 20 degrees API.  As of December 31, 2006, net proved reserves in this region were 933.4 million barrels of crude oil and condensate and 765.0 billion cubic feet of natural gas, totaling 1,060.9 million BOE and representing approximately 42.0% of our total net proved reserves.

The Bohai Bay has been a prolific area with significant oil discoveries in recent years and we expect it will continue to be one of our principal areas for exploration in the near future.  In 2006, we independently drilled in this area 16 wildcat wells, six of which were successful, and 11 appraisal wells, 11 of which were successful.  In 2006, our foreign partners drilled in this area four wildcat wells, one of which was successful.  We and our foreign partners made six discoveries and one discovery, respectively, in this area in 2006.

The following table sets forth principal exploration blocks under exploration licenses for both our independent operations and our production sharing contracts in the Bohai Bay as of December 31, 2006.  All exploration licenses expiring on or before May 31, 2007 are being renewed.

Exploration License
		(Commencement-
Blocks	Block Area (km2)	Expiration)

Bozhong	4,974	04/26/06~04/26/08
Boxi	1,880	06/08/06~06/08/08
Western Liaodongwan	3,281	04/08/06~04/08/08
Eastern Liaodongwan	2,855	07/02/06~07/02/08
Eastern Bozhong	2,023	04/28/06~04/28/08
09/11	843	04/05/06~04/05/08
06/17	2,586	02/20/05~02/20/07
02/31	4,990	05/29/05~05/29/07
11/19	3,068	06/08/06~06/08/08
05/36	2,652	09/15/06~09/15/07
Eastern 11/05	3,547	02/10/06~02/10/08
Western 11/05	2,788	02/01/06~02/01/08
09/18	2,234	02/04/05~02/04/07
04/36	1,673	09/15/06~09/15/07
Total	39,394

During the year ended December 31, 2006, we independently acquired 2,030 square kilometers of 3D seismic data and our foreign partners acquired 365 square kilometers of 3D seismic data in the Bohai Bay.  We have an aggregate of approximately 181,664 kilometers and 11,913 square kilometers of independent 2D and 3D seismic data, respectively, in the Bohai Bay.  We also have access through our production sharing contract partners to approximately 66,903 kilometers and 9,561 square kilometers of additional 2D and 3D seismic data, respectively, in this area.  Our exploration capital expenditures for 2006 for the Bohai Bay were US$156.5 million.  In 2007, we plan to drill 30 exploration wells in the Bohai Bay.

For 2006, net production in this region averaged 200,944 barrels per day of crude oil, condensate and natural gas liquids and 64.5 million cubic feet per day of natural gas, representing approximately 46.3% of our total daily net production.  Our development capital expenditures for the Bohai Bay for 2006 were US$1,024.6 million.

The following table sets forth our principal oil and gas properties under production in the Bohai Bay as of December 31, 2006.

Name of Block	Major Oil and Gas Field	Our Interest	Average Net Production for year 2006 (BOE per day)	Net Reserves as of December 31, 2006 (million BOE)
Liaoxi	Jinzhou20-2, Jinzhou9-3, Suizhong36-1, Luda4-2, Luda5-2, Luda10-1	100%	112,060	314.9
09/18	Chengbei	100%	4,074	8.2
Boxi	Qikou18-1, Qikou18-2, Qikou17-2, Qikou17-3	100%	7,890	8.7
05/36	Nanbao35-2	100%	25,136	92.7
	Qinghuangdao32-6	75.5%
11/05	Penglai19-3	51%	7,675	131
Bonan	Bozhong34-2, Bozhong34-4, Bozhong28-1, Bozhong26-2, Bozhong34-5	100%	33,828	174.5
	Bozhong25-1/25-1S	83.8%

Name of Block	Major Oil and Gas Field	Our Interest	Average Net Production for year 2006 (BOE per day)	Net Reserves as of December 31, 2006 (million BOE)
04/36	Caofeidian11-1, Caofeidian11-2, Caofeidian11-3, Caofeidian11-5	51%	20,023	22.8
05/36	Caofeidian 11-6, Caofeidian 12-1S	51%	1,012	12.9

The following table sets forth our principal oil and gas properties under development in the Bohai Bay as of December 31, 2006.

Name of Block	Major Oil and Gas Field	Our Interest	Net Reserves as of December 31, 2006 (million BOE)
Liaoxi	Jinzhou21-1, Jinzhou25-1S	100%	90.6
Bozhong	Qinhuangdao33-1, Bozhong3-1, Bozhong3-2	100%	9.8
Boxi	Caofeidian18-1, Caofeidian18-2, Qikou18-9, Bozhong13-1	100%	19.4
11/05	Penglai25-6	51%	10.5
Bonan	Bozhong34-1, Bozhong34-1S, Bozhong34-3	100%	26.0
Liaodong	Luda27-2, Luda32-2, Jinxian 1-1E	100%	59.7
11/19	Bozhong19-4, Bozhong26-2N, Bozhong29-4 Bozhong28-2S, Bozhong34-1N	100%	79.2

Western South China Sea

The Western South China Sea has been our most important natural gas producing area.  The Western South China Sea is located in the southern part of China southwest of Hong Kong and is approximately 712,480 square kilometers in size.  As of December 31, 2006, we had rights to operate, independently or in conjunction with international oil and gas companies, in 34 blocks covering approximately 180,641 square kilometers of the Western South China Sea exploration area.  Typical water depths in this region range from 40 meters to 120 meters.  The crude oil produced is of medium to light gravity, ranging from 27 to 41 degrees API.  As of December 31, 2006, we had net proved reserves of 190.5 million barrels of crude oil and condensate and 2,648.1 billion cubic feet of natural gas in this region, totaling 631.9 million BOE and representing 25.0% of our total net proved reserves.

The Western South China Sea is one of our least explored areas but we expect it will become increasingly important as the markets for natural gas in the southern part of China develop.  In 2006, we independently drilled in this area eight wildcat wells, one of which was successful, and three appraisal wells, two of which were successful.  In 2006, our foreign partners drilled in this area one wildcat well, which was successful.  We and our foreign partners each made one discovery in this area in 2006.

The following table sets forth the principal exploration blocks under exploration licenses for both our independent operations and our production sharing contracts in the Western South China Sea as of December 31, 2006.

		Exploration License
		(Commencement-
Blocks	Block Area (km2)	Expiration)
Weizhou 12 (Beibu Gulf)	7,001	05/11/06~05/11/08
Yulin 35 (Beibu Gulf)	6,042	05/11/06~05/11/08
Weizhou 26 (Beibu Gulf)	4,358	05/11/06~05/11/08
Lingtou 20 (Yinggehai)	2,693	08/30/05~08/30/07
Lingao 11 (Yinggehai)	4,117	05/11/06~05/11/08
Songtao 22 (Qiongdongnan)	4,076	05/11/06~05/11/08
Songtao 31 (Qiongdongnan)	5,279	05/11/06~05/11/08

Yangjiang 31 (Pearl River Mouth Basin)	6,003	12/03/05~12/03/07
Qionghai 28 (Pearl River Mouth Basin)	5,223	05/11/06~05/11/08
21 A (Wananbei)	6,801	09/30/05~09/30/07
21 B (Wananbei)	6,118	09/30/05~09/30/07
21 C (Wananbei)	6,372	09/30/05~09/30/07
21 D (Wananbei)	6,126	09/30/05~09/30/07
Total	70,209

During the year ended December 31, 2006, we independently acquired 8,138 kilometers of 2D seismic data and 1,145 square kilometers of 3D seismic data and our foreign partners acquired 1,716 kilometers of 2D seismic data in the Western South China Sea.  We have an aggregate of approximately 193,233 kilometers and 9,989 square kilometers of independent 2D and 3D seismic data, respectively, in the Western South China Sea.  We also have access through our production sharing contract partners to approximately 108,623 kilometers and 4,656 square kilometers of additional 2D and 3D seismic data, respectively, in this area.  Our exploration capital expenditures for the Western South China Sea for 2006 were US$97.5 million.  In 2007, we plan to drill 15 exploration wells in the Western South China Sea area.

For 2006, net production in this region averaged 40,437 barrels per day of crude oil, condensate and natural gas liquids and 251.8 million cubic feet per day of natural gas, representing approximately 18.5% of our total daily net production.  Our development capital expenditures for the Western South China Sea for 2006 were US$481.7 million.

The following table sets forth our principal oil and gas properties under production in the Western South China Sea area as of December 31, 2006.

Name of Block	Major Oil and Gas Field	Our Interest	Average net Production for year 2006 (BOE per day)	Net Reserves as of December 31, 2006 (million BOE)
Yulin35	Weizhou Oil Field	100%	22,815	44.5
WC13-1/2	Wenchang13-1, Wenchang13-2	60%	17,521	14.4
Yinggehai	Yacheng13-1	51%	24,034	69.4
Changjiang25	Dongfang1-1	100%	20,256	227.0

The following table sets forth our principal oil and gas properties under development in the Western South China Sea area as of December 31, 2006.

Name of Block	Major Oil and Gas Field	Our Interest	Net Reserves as of December 31, 2006 (million BOE)
Yangjiang31/32	Wenchang8-3, Wenchang14-3, Wenchang15-1, Wenchang19-1, Wenchang9-2, Wenchang9-3, Wenchang10-3	100%	123.4
Wuzhishan	Yacheng13-4, Wuzhishan 01, Wuzhishan 02	100%	102.7
Yulin35	Weizhou11-1, Weizhou11-1N, Weizhou11-4N, Weizhou6-10	100%	42.1
	Weizhou12-8, Weizhou6-8, Weizhou6-9	51%
Changjiang25	Dongfang29-1	100%	8.3

Eastern South China Sea

The Eastern South China Sea is currently one of our most important oil producing areas in terms of its contribution to our total production and sales.  The Eastern South China Sea exploration area is located in the southern part of China, directly southeast of Hong Kong, and is approximately 174,420 square kilometers in size.  As of December 31, 2006, we had rights to operate, independently or in conjunction with international oil and gas companies, in 34 blocks covering approximately 193,884 square kilometers in the Eastern South China Sea exploration area.  This area includes the important Pearl River Mouth Basin.  Typical water depths in this region range from 100 meters to 120 meters.  The crude oil produced is of medium to light gravity, ranging from 30 to 40 degrees API.  As of December 31, 2006, we had net proved reserves of 200.2 million barrels of crude oil and condensate and 792.0 billion cubic feet of natural gas in this region, totaling 332.3 million BOE and representing approximately 13.1% of our total net proved reserves.

In 2006, our foreign partners drilled one successful wildcat well and made one discovery in this area.

The following table sets forth the principal exploration blocks under exploration licenses for both our independent operations and our production sharing contracts in the Eastern South China Sea as of December 31, 2006.

		Exploration License
		(Commencement-
Blocks	Block Area (km2)	Expiration)
Xijiang 04 (Pearl River Mouth Basin)	7,990	05/11/06~05/11/08
Xijiang 33 (Pearl River Mouth Basin)	4,984	12/05/05~12/05/07
Lufeng 06 (Pearl River Mouth Basin)	4,470	05/11/06~05/11/08
Enping 10 (Pearl River Mouth Basin)	4,257	05/11/06~05/11/08
Liuhua 07 (Pearl River Mouth Basin)	5,605	05/11/06~05/11/08
Dongsha 04 (Pearl River Mouth Basin)	5,310	05/11/06~05/11/08
Kaiping 14 (Pearl River Mouth Basin)	4,961	09/15/06~09/15/08
Dongsha 32(Pearl River Mouth Basin)	7,350	11/05/03~11/05/10
16/05 Geophysical Survey (Pearl River Mouth Basin)	2,070	09/15/06~09/15/08
Total	46,997

During the year ended December 31, 2006, we independently acquired 6,788 kilometers of 2D seismic data and 1,323 square kilometers of 3D seismic data and our foreign partners acquired 1,945 square kilometers of 3D seismic data in the Eastern South China Sea area.  We have an aggregate of approximately 79,788 kilometers and 5,093 square kilometers of independent 2D seismic data and 3D seismic data, respectively, in the Eastern South China Sea.  We also have access through our production sharing contract partners to approximately 112,415 kilometers and 8,375 square kilometers of additional 2D and 3D seismic data, respectively, in this area.  Our exploration capital expenditures for the Eastern South China Sea for 2006 were US$15.6 million.  We plan to drill 5 exploration wells in the Eastern South China Sea in 2007.

For 2006, net production in this region averaged approximately 105,902 barrels per day of crude oil, condensate and natural gas liquids and 23.1 million cubic feet per day of natural gas, representing approximately 24.0% of our total daily net production.  Our development capital expenditures for this region for 2006 were US$374.7 million.

The following table sets forth our principal oil and gas properties under production in the Eastern South China Sea as of December 31, 2006.

Name of Block	Major Oil and Gas Field	Our Interest	Average Net Production for year 2006 (BOE per day)	Net Reserves as of December 31, 2006 (million BOE)
Huizhou14	Huizhou Oil Fields	51%	20,387	21.8
16/19	Huzhou19-3, Huizhou19-2, Huizhou19-1	51%	4,581	4.6
11/15	Xijiang24-3	51%	14,626	15.1
Xijiang24	Xijiang30-2	40%	11,991	10.3
Huizhou31	Liuhua11-1	100%	6,939	30.4
06/16	Lufeng13-1	25%	24,508	22.5
	Lufeng13-2	100%
Lufeng08	Lufeng22-1	25%	1,625	0.5
15/34	Panyu4-2, Panyu5-1	51%	25,087	33

The following table sets forth our principal oil and gas properties under development in the Eastern South China Sea as of December 31, 2006.

Name of Block	Major Oil and Gas Field	Our Interest	Net Reserves as of December 31, 2006 (million BOE)
Liuhua07	Panyu30-1, Liuhua19-5	100%	98.7
Panyu33	Panyu34-1	100%	30.7
Xijiang04	Xijiang23-1	100%	44.4
15/34	Panyu11-6	51%	2.6
Huizhou16	Huizhou25-1, Huizhou25-3, Huizhou25-4	51%	13.4
Huizhou31	Liuhua4-1	100%	4.2

East China Sea

The East China Sea is the least explored area of our four principal regions offshore China, and an area that we expect to become an important natural gas production base in the future.  The East China Sea is approximately 339,580 square kilometers in size and is located east of Shanghai.  As of December 31, 2006, we had rights to operate, independently or in conjunction with international oil and gas companies, in 56 blocks (excluding one block held by an unconsolidated investee) covering approximately 251,228 square kilometers of the total East China Sea.  Typical water depths in this region are approximately 90 meters and the crude oil and condensate produced are of light gravity.  As of December 31, 2006, our net proved reserves in the region, including our share of the reserves of an unconsolidated investee in which we hold a 30% equity interest, were 20.4 million barrels of crude oil and condensate and 390.0 billion cubic feet of natural gas, totaling 85.4 million BOE and representing 3.4% of our total net proved reserves.

In 2006, we and our foreign partners drilled no exploratory well in this area.

The following table sets forth the principal exploration blocks under existing exploration licenses or pending exploration licenses for both our independent operations and our production sharing contracts in the East China Sea as of December 31, 2006.

		Exploration License
		(Commencement-
Blocks	Block Area (km2)	Expiration)
Lishui 33	2,999	12/05/05~07/01/09
Wenzhou 21	1,437	12/05/05~12/05/07
25/34	7,017	12/05/05~12/05/07
Jinhua 12	6,947	05/11/06~05/11/08
Total	18,399

During the year ended December 31, 2006, we independently acquired 3,142 kilometers of 2D seismic data and our foreign partners acquired 3,277 kilometers of 2D seismic data and 550 square kilometers of 3D seismic data in the East China Sea.  We have an aggregate of approximately 119,132 kilometers and 1,317 square kilometers of independent 2D and 3D seismic data, respectively, in the East China Sea area.  We also have access through our production sharing contract partners to approximately 51,532 kilometers and 1,025 square kilometers, respectively, of additional 2D and 3D seismic data in this area.  Our exploration capital expenditures for the East China Sea for 2006 were US$6.2 million.  We plan to drill one exploration well in this area in 2007.

For 2006, our net production in this region, including our share of the production of an unconsolidated investee in which we hold a 30% equity interest, averaged 1,464 barrels per day of crude oil, condensate and natural gas liquids and 21.2 million cubic feet per day of natural gas, totaling 5,004 BOE per day and representing 1.1% of our total daily net production.  Our development capital expenditures for the East China Sea for 2006 were US$9.9 million.

Overseas Activity

We currently have operations and assets in various foreign countries and regions, including Indonesia, Australia and Nigeria.

As of December 31, 2006, our net proved reserves in our overseas properties were 145.3 million barrels of crude oil and 1,636.5 billion cubic feet of natural gas.  For 2006, net production from our overseas properties averaged 23,973 barrels per day of crude oil, condensate and natural gas liquids and 130.3 million cubic feet of natural gas, representing approximately 6.4% and 26.5%, respectively, of our total daily net production of crude oil and total daily net production of natural gas.

The following table sets forth our principal overseas oil and gas properties under production or development as of December 31, 2006.

Country	Properties	Average net production for year 2006 (BOE per day)	Net Reserves as of December 31, 2006 (million BOE)
Indonesia	South East Sumatra, Offshore North West Java, West Madura, Poleng, Malacca Strait, Muturi, Wiriagar and Berau	40,236	243.9
Australia	North West Shelf	6,174	133.1
Nigeria	OML130	-	41.0

In 2006, we signed seven overseas petroleum contracts or agreements as follows:

No.	Country	Block	Partners	Our Participating Interest (%)	Date of Agreement	Area (km2)

1	Nigeria	OML130	Total Petrobras SAPETRO	45	01/09/06	1,295
2	Nigeria	OPL229	EERL AMNI AERD BOGI	35	01/27/06	1,376
3	Equatorial Guinea	S	GEPetrol	75	02/17/06	2,287
4	Philippines	SC57	PNOC Exploration Corporation Mitra Energy Limited	51	04/02/06	7,200
5	Australia	WA-301-P	BHPB	25	04/03/06	7,430
6	Australia	WA-303-P WA-304-P WA-305-P	BHPB Kerr McGee	25	04/03/06	13,570
7	Kenya	Block 1, Block 9, Block 10A, L2, L3, L4		100	04/28/06	115,342

Indonesia

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

The interests owned by the Indonesian subsidiaries comprise the following assets:

•
South East Sumatra Production Sharing Contract.  The Indonesian subsidiaries own a 65.5409% interest in the South East Sumatra production sharing contract.  This contract area covers approximately 8,100 square kilometers located offshore Sumatra and is the largest of the assets held by the Indonesian subsidiaries.  It is operated and majority-owned by us.  It is also one of the largest offshore oil developments in Indonesia and has produced more than one billion barrels of oil in over 30 years of production.  The concession expires in 2018.

•
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

•
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

•
Blora Production Sharing Contract.  The Indonesian subsidiaries own a 16.7% interest in the Blora production sharing contract.  This contract area lies entirely onshore Java and covers an area of approximately 4,800 square kilometers.  There has been no production of crude oil or natural gas from this concession.  The current operator is Lundin Blora B.V.  The extended exploration phase for this production sharing contract will end in October 2007.

The remaining interests in the above assets at the time of our acquisition were owned by independent third parties, including Lundin Petroleum, BP, Kodeco, Kalila Energy, BG Group, Pertamina, INPEX, Kanematsu, Nissho Iwai, Nisseki Mitsubishi, Fortuna Resources (Sunda) Ltd., C. Itoh and Co. and Amerada Hess.

Tangguh.  In 2003 and 2004, we acquired interests in the Tangguh project, a greenfield upstream LNG development project located in Indonesia.

In January 2003, we acquired BP Muturi Limited, which owned a 44.0% working interest in the Muturi production sharing contract offshore Indonesia, and BP Wiriagar Limited’s 42.4% working interest in the Wiriagar production sharing contract offshore Indonesia at a consideration of approximately US$275 million in total. In May 2004, we completed our acquisition of an additional 20.767% working interest in the Muturi production sharing contract from British Gas International Limited at a consideration of US$105.1 million. As a result, our working interest in the Muturi production sharing contract increased to 64.767%. The Muturi production sharing contract and Wiriagar production sharing contract, together with the Berau production sharing contract, make up the Tangguh project.  Our interests in the Muturi and Wiriagar production sharing contracts represent 16.96% of the total working interest of the Tangguh project.  BP is acting as the operator for this project.

The Tangguh project has entered into gas sale and purchase agreements with various buyers for its planned future production, including an LNG terminal project in Fujian Province, China developed by CNOOC, our controlling shareholder, and various partners.

Malacca Strait.  In addition to our Indonesian subsidiaries and the acquisition of interests in the Tangguh LNG project, we have a 39.51% participating interest in a production sharing contract in the Malacca Strait in Indonesia.

Australia

North West Shelf.  In May 2003, we signed an agreement with the original North West Shelf project partners to acquire an aggregate interest of 5.3% in the reserves and upstream production and exploration of Australia’s North West Shelf project for a consideration of US$348 million, plus an upfront tariff payment relating to certain LNG processing facilities of US$180 million.  Woodside Petroleum is the operator for the North West Shelf project.  Pursuant to the agreement, we also acquired a 25% interest in the China LNG Joint Venture, a new joint venture established by the six original partners to supply liquefied natural gas from the North West Shelf project to a liquefied natural gas terminal in Guangdong Province, China developed by CNOOC, our controlling shareholder, and various partners.  The terms of this transaction require us to pay the other partners in the North West Shelf project for gas production and processing services provided over the term of the China LNG Joint Venture.  The partners of the project signed a 25-year LNG supply agreement in December 2004 to provide liquefied natural gas to the Guangdong liquefied natural gas terminal starting in 2006.  The North West Shelf project started commercial production in 2006.

Outer Browse Basin.  In April 2006, we signed farm-in agreements with BHP Billiton Limited and Kerr-McGee Australia Exploration and Production Pty Ltd through our subsidiary, CNOOC Australia E&P Pty Ltd, and obtained a 25% interest in four exploration permits in the Outer Browse Basin of Australia.

Nigeria

In January 2006, we signed an agreement with South Atlantic Petroleum Limited to acquire a 45% working interest in the offshore oil-mining license “OML 130” in Nigeria.  We completed the acquisition in April 2006 for an acquisition price of US$2.268 billion plus a working capital adjustment of US$424 million for financial, operating and capital expenditures.  OML 130 has not yet begun commercial production.

In January 2006, CNOOC Africa Limited, our indirect wholly owned subsidiary, signed a share sale and purchase deed with ARED Projects Nigeria Limited to acquire a 35% working interest in the offshore oil prospecting license “OPL 229” in Nigeria for US$60 million.  The acquistion was completed in December 2006. OPL229 is still in the exploration stage.

Equatorial Guinea

In February 2006, we signed a production sharing contract for Block S in Equatorial Guinea.  Block S is an exploration block and covers a total area of approximately 2,287 square kilometers in the south offshore Equatorial Guinea.  Block S is still in the exploration stage.

Myanmar

In 2004 and 2005, we, China Focus Development Ltd. (previously named Golden Aaron Pte. Ltd.) and China Global Construction Limited jointly entered into six production sharing contracts with Myanmar Oil and Gas Enterprise. We act as the operator under these production sharing contracts.  The blocks under these production sharing contracts are still in the exploration stage.

Kenya

On April 28, 2006, through our indirect wholly owned subsidiary CNOOC Africa Limited, we signed production sharing contracts for six blocks in Kenya, namely Block 1, Block 9, Block 10A, L2, L3, and L4, with a total area of 115,343 square kilometers.  These six blocks are located in the three basins of LAMU, ANZA and MANDERA.  This project is in the exploration stage.

Philippines

On April 2, 2006, we signed a farm-in agreement through our wholly owned subsidiary CNOOC International Limited with PNOC Exploration Corporation, under which we acquired a 51% working interest in Block SC57 (also named Calamian) in the Philippines.  We act as as the operator for this project.  This project is in the exploration stage.

Canada

In early 2005, through our wholly owned subsidiary CNOOC Canada Limited, we acquired a 16.69% stake in MEG Energy Corp. for consideration of 150 million Canadian dollars. MEG is principally engaged in the exploration and production of oil sands. By February 1, 2007, our holding in MEG Energy Corp. had dropped to 11.54% as a result of an issuance of new shares by MEG Energy Corp. in which we did not participate. On April 3, 2007, we spent approximately 120 million Canadian dollars for the purchase of additional shares of MEG Energy Corp. from an existing shareholder. We currently hold a 14.57% stake in MEG Energy Corp.

Singapore

We currently conduct all of our international oil sales through China Offshore Oil (Singapore) International Pte. Ltd., our wholly owned subsidiary, which is also engaged in oil trading activities.

Other Oil and Gas Data

Production Cost Data

The following table sets forth average sales prices per barrel of crude oil, condensate and natural gas liquids sold, average sales prices per thousand cubic feet of natural gas sold and production costs per BOE produced for each of our independent, production sharing contract and combined operations for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(US$)	(US$)	(US$)
Average Sales Prices of Petroleum Produced
Per Barrel of Crude Oil, Condensate and Natural Gas Liquids Sold	35.41	47.31	58.90
Per Thousand Cubic Feet of Natural Gas Sold	2.75	2.82	3.05

Offshore China Average Lifting Costs per BOE Produced
Independent	5.28	5.86	6.85
Production Sharing Contracts	5.35	6.81	7.79
Offshore China Average	5.31	6.34	7.30

Overseas Average Lifting Costs per BOE Produced
Net Entitlement	10.72	12.41	14.07

Drilling and Productive Wells

The following table sets forth our exploratory and productive wells drilled as of December 31, 2006 by independent and production sharing contract operations in each of our operating areas.  It includes exploratory and productive wells drilled offshore China prior to our inception in 1982.

	As of December 31, 2006
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas
Independent
Net Exploratory Wells	564	339	181	28	16	—
Net Productive Wells	617	483	106	28	—	—
Crude Oil	565	459	78	28	—	—
Natural Gas	52	24	28	—	—	—

Production Sharing Contracts
Net Exploratory Wells	25.0	3.8	1.2	0.5	2.6	16.9
Net Productive Wells*	1,062.1	253.3	21.8	87.9	9.0	690.1
Crude Oil	1,012.0	253.3	16.2	85.3	2.7	654.5
Natural Gas	50.1	—	5.6	2.6	6.3	35.6

Totals
Net Exploratory Wells	589	342.8	182.2	28.5	18.6	16.9
Net Productive Wells	1,679.1	736.3	127.8	115.9	9.0	690.1
Crude Oil	1,577.0	712.3	94.2	113.3	2.7	654.5
Natural Gas	102.1	24	33.6	2.6	6.3	35.6
________
*Excluding abandoned wells.

Drilling Activity

The following tables set forth our net exploratory and development wells broken down by independent and production sharing contract operations in each of our operating areas for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31, 2006
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas
Independent
Net Exploratory Wells Drilled	39	27	11	1	—	—
Successful	20	17	3	—	—	—
Dry	19	10	8	1	—	—
Net Development Wells Drilled	69	51	18	—	—	—
Successful	69	51	18	—	—	—
Dry	—	—	—	—	—	—

Production Sharing Contracts
Net Exploratory Wells Drilled	4.7	—	—	—	—	4.7
Successful	3	—	—	—	—	3
Dry	1.7	—	—	—	—	1.7
Net Development Wells Drilled	45.7	25.3	—	—	1.0	19.4
Successful	43.7	25.3	—	—	1.0	17.4
Dry	2	—	—	—	—	2

	Year ended December 31, 2005
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas
Independent
Net Exploratory Wells Drilled	31	15	9	7	—	—
Successful	15	8	6	1	—	—
Dry	16	7	3	6	—	—
Net Development Wells Drilled	84	68	14	2	—	—
Successful	84	68	14	2	—	—
Dry	—	—	—	—	—	—

Production Sharing Contracts
Net Exploratory Wells Drilled	6.3	3.8	1.2	—	—	1.3
Successful	3.8	3.8	—	—	—	—
Dry	2.5	—	1.2	—	—	1.3
Net Development Wells Drilled	54	42	—	4	2	6
Successful	54	42	—	4	2	6
Dry	—	—	—	—	—	—

	Year ended December 31, 2004
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas
Independent
Net Exploratory Wells Drilled	36	19	8	6	3	—
Successful	21	14	3	4	—	—
Dry	15	5	5	2	3	—
Net Development Wells Drilled	42	34	4	2	2	—
Successful	42	34	4	2	2	—
Dry	—	—	—	—	—	—

Production Sharing Contracts
Net Exploratory Wells Drilled	4.6	—	—	—	0.6	4
Successful	3.3	—	—	—	0.3	3
Dry	1.3	—	—	—	0.3	1
Net Development Wells Drilled	73	62	—	11	—	—
Successful	73	62	—	11	—	—
Dry	—	—	—	—	—	—

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2004		2005		2006
	Rmb’000%		Rmb’000%		Rmb’000%
Independent operations	16,104,429	29.2	24,419,997	35.2	32,303,389	36.3
Production sharing contracts	24,396,521	44.2	38,179,412	55.0	47,542,023	53.4
Trading businesses	18,191,353	32.9	15,901,325	22.9	20,964,093	23.6
Unallocated and elimination	(3,470,240)	(6.3)	(9,044,991)	(13.1)	(11,862,221)	(13.3)
Total operating revenues	55,222,063	100.0	69,455,743	100.0	88,947,284	100.0

We are mainly engaged in the exploration, development and production of crude oil and natural gas primarily offshore China.  For the year ended December 31, 2006, approximately 84.6% of our total revenue was contributed by PRC customers.  Our overseas activities are mainly conducted in Indonesia, Australia and Nigeria.

Sales and Marketing

Sales of Crude Oil

We sell crude oil produced offshore China to the PRC market through our wholly owned PRC subsidiary, CNOOC China Limited, and sell to the international market through our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte. Ltd., located in Singapore. We sell crude oil produced overseas through China Offshore Oil (Singapore) International Pte. Ltd.

We submit production and sales plans with respect to crude oil produced offshore China to the National Development and Reform Commission each year.  Based on information provided by China’s three crude oil producers, PetroChina, Sinopec and us, the National Development and Reform Commission compiles an overall national plan to coordinate sales.  Our sales of crude oil to the international market also require us to obtain export licenses issued by the PRC Ministry of Commerce.  Historically, we have been able to obtain all required export licenses.

Pricing

We price our crude oil with reference to prices for crude oil of comparable quality in the international market, including a premium or discount mutually agreed upon by us and our customers according to market conditions at the time of the sale.  Prices are quoted in U.S. dollars, but domestic sales are billed and paid in Renminbi.  We currently market three types of crude oil produced offshore China: Light Crude, Medium Grade and Heavy Crude.  The table below sets forth the sales and marketing volumes, pricing benchmarks and average realized prices for each of these three types of crude oil for the periods indicated.

	Year ended December 31,
	2004	2005	2006
Sales and Marketing Volumes (benchmark) (mmbbls)(1)
Light Crude (APPI(2) Tapis(3))	13.1	18.4	15.3
Medium Grade (Daqing OSP(4))	91.8	85.3	83.3
Heavy Crude (APPI(2) Duri(5))	63.9	86.7	90.2

Average Realized Prices (US$/bbl)(6)
Light Crude	US$41.24	US$54.52	US$67.83
Medium Grade	37.57	51.88	64.78
Heavy Crude	31.78	42.81	52.81

Benchmark Prices (US$/bbl)
APPI(2) Tapis(3)	US$40.68	US$57.05	US$68.21
Daqing OSP(4)	36.55	52.56	63.45
APPI(2) Duri(5)	31.92	42.48	NA
ICP Duri	32.09	46.01	54.93
ICP(7) Cinta	35.62	51.14	61.77
ICP Widuri	35.65	51.19	61.94

West Texas Intermediate (US$/bbl)	US$41.44	US$61.04	US$66.04

(1)           Includes the sales volumes of us and our foreign partners under production sharing contracts.
(2)           Asia Petroleum Price Index.
(3)           Tapis is a light crude oil produced in Malaysia.
(4)           Daqing official selling price.  Daqing is a medium crude oil produced in northeast China.
(5)	Duri is a heavy crude oil produced in Indonesia. The benchmark prices for heavy crude were APPI Duri and ICP Duri in 2004 and 2005, and the Indonesian crude price, or ICP, Duri only in 2006.
(6)           Includes the average realized prices of us and our foreign partners under production sharing contracts.
(7)           Indonesian crude price.

The international benchmark crude oil price, West Texas Intermediate, was US$61.05 per barrel as of December 29, 2006 and US$64.01 per barrel as of May 31, 2007.

Markets and Customers

We sell most of our crude oil production in the PRC domestic market.  We also sell to customers outside the PRC, including South Korea, Japan, the United States and Australia,  as well as to crude oil traders in the spot market.  For the years ended December 31, 2004, 2005 and 2006, we sold approximately 81.2% ,70.9% and 75.8%, respectively, of our crude oil in the PRC, and exported approximately 18.8%, 29.1% and 24.2%, respectively.

Most of our crude oil production sales in the PRC domestic market are to refineries and petrochemical companies that are affiliates of Sinopec, PetroChina and CNOOC, our controlling shareholder.  Sales volume to Sinopec has been high historically because most of the PRC refineries and petrochemical companies were affiliates of Sinopec.  After the restructuring of the PRC petroleum industry in July 1998, some refineries and petrochemical companies were transferred to PetroChina from Sinopec.  For the years ended December 31, 2004, 2005 and 2006, sales to Sinopec were approximately 38.4%, 41.9% and 39.7%, respectively, and sales to PetroChina were approximately 7.0%, 5.0% and 9.1%, respectively, of our total crude oil sales in the PRC domestic market.  Together these two customers accounted for approximately 45.4%, 46.9% and 48.8%, respectively, of our total crude oil sales in the PRC domestic market.  For the same periods, sales to affiliates of CNOOC were approximately 41.2%, 48.0% and 48.8%, respectively, of our total crude oil sales in the PRC domestic market.  For further information about our sales to CNOOC-affiliated companies, please see note 27 to our consolidated financial statements included elsewhere in this annual report.

The following table presents, for the periods indicated, our revenues sourced in the PRC and outside the PRC:

	Year ended December 31,
	2004	2005	2006
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	30,453	38,993	75,280
Revenues sourced outside the PRC	24,769	30,463	13,667
Total revenues	55,222	69,456	88,947
% of revenues sourced outside the PRC	44.9%	43.9%	15.4%

Sales Contracts

We sign sales contracts with our oil customers for each shipment.  Sales contracts are standard form contracts containing ordinary commercial terms such as quality, quantity, price, delivery and payment.  All sales are made on free-on-board terms.  Some of our customers are required to make payments within 30 days after the shipper takes possession of the crude oil cargo at our delivery points. Some of them are required to make prepayment or provide guarantee letters or letter of credit.  As of December 31, 2004, 2005 and 2006, most of our account receivables were aged within six months. During the years ended December 31, 2004, 2005 and 2006, the accounts receivable turnover were approximately 42.3 days, 32.6 days and 28.8 days, respectively.  Doubtful accounts provision during the years ended December 31, 2004, 2005 and 2006 were nil.

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

Since 1989, the PRC government has adopted the following sliding scale of royalty payments of up to 3% of the annual gross production of natural gas:

Annual gross production	Royalty rate
Less than 2 billion cubic meters	—
2–3.5 billion cubic meters	1.0%
3.5–5 billion cubic meters	2.0%
Above 5 billion cubic meters	3.0%

We sell a large portion of our offshore China natural gas production to Hong Kong and Hainan Province.  In December 1992, we entered into a long-term gas supply contract with Castle Peak Power in Hong Kong under which it agreed to purchase from us approximately 102.4 billion cubic feet of natural gas per year on a take-or-pay basis until 2015.  Gas prices are quoted and paid in U.S. dollars. Castle Peak Power purchased approximately 30.05% of our total offshore China natural gas production for the year ended December 31, 2006.  We sold the remaining of our total offshore China natural gas production to mainland China customers, including but not limited to Hainan Fertilizer, Hainan Yangpu Power, Shandong Yantai Zhongshi Gas and Hainan Refinery.

The price of gas sold to the PRC market is determined by negotiations between us and the buyers based on market conditions.  Contracts typically consist of a base price with provisions for periodic resets and adjustment formulas which depend on a basket of crude oil prices, inflation and various other factors.

Procurement of Services

We usually outsource work in connection with the acquisition and processing of seismic data, reservoir studies, well drilling services, well logging and perforating services and well control and completion service to independent third parties, or CNOOC and its associates.

In addition, we normally employ, on a contract basis, independent third parties for single point mooring, or SPM, services and employ either independent third parties or CNOOC and/or its associates for floating production storage and offloading, or FPSO, services, and other services.  We conduct a bidding process to determine who we employ to construct platforms, terminals and pipelines, to drill production wells and to install offshore production facilities.  Both independent third parties and CNOOC associates participate in the bidding process. We are closely involved in the design and management of services by contractors and exercise extensive control over their performance, including their costs, schedule, quality and HSE (health, safety, and environment) measures.

Competition

Domestic Competition

The petroleum industry is very competitive.  We compete in the PRC and in international markets for customers as well as capital to finance our exploration, development and production activities.  Our principal competitors in the PRC market are PetroChina and Sinopec.

We price our crude oil on the basis of comparable crude oil prices in the international market.  The majority of our customers for crude oil are refineries affiliated with Sinopec and PetroChina to which we have been selling crude oil, from time to time, since 1982.  Based on our dealings with these refineries, we believe that we have established a stable business relationship with them.

We are the dominant player in the oil and gas industry offshore China and are the only company permitted to engage in oil and gas exploration and production offshore China in cooperation with foreign parties.  We may face increasing competition in the future from other petroleum companies in obtaining new PRC offshore oil and gas properties, or, as a result of changes in current PRC laws or regulations permitting an expansion of existing companies’ activities or new entrants into the industry.

As part of our business strategy, we intend to expand our natural gas business to meet rapidly increasing domestic demand.  Our competitors in the PRC natural gas market are PetroChina and, to a lesser extent, Sinopec.  Our principal competitor, PetroChina, is the largest supplier of natural gas in China in terms of volume of natural gas supplied.  PetroChina’s natural gas business benefits from strong market positions in Beijing, Tianjin, Hebei Province and northern China.  We intend to develop related natural gas businesses in China’s coastal provinces, where we may face competition from PetroChina and, to a lesser extent, Sinopec.  We believe that our extensive natural gas resources base, the proximity of these resources to the markets in China, our relatively advanced technologies and our experienced management team will enable us to compete effectively in the domestic natural gas market.

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

In line with the general progress of its economic reform programs, the PRC government has agreed to reduce import barriers as part of its WTO commitments.  As a result of China joining the World Trade Organization as a full member on December 11, 2001, it is required to further reduce its import tariffs and other trade barriers over time, including with respect to certain categories of petroleum and crude oil.  Notwithstanding China’s WTO related concessions, crude and processed oil remain, for the time being, subject to restrictions on import rights and only certain designated state-owned enterprises may import crude and processed oil.  CNOOC, Sinopec, PetroChina and several other domestic companies have received permission to import crude oil on their own.  At present, foreign owned or foreign invested entities and other non-state-owned enterprises are subject to certain import quotas.

PRC Fiscal Regimes for Offshore Crude Oil and Natural Gas Activities

We conduct exploration and production operations either independently or jointly with foreign partners under our production sharing contracts.  The PRC government has established different fiscal regimes for crude oil and natural gas production from our independent operations and from our production sharing contracts.

Royalties paid to the PRC government are based on our gross production from both independent operations and oil and gas fields under production sharing contracts.  The amount of the royalties varies up to 12.5% based on the annual production of the relevant property.  The PRC government has provided companies such as ours with a royalty exemption for up to approximately one million tons, or seven million BOE, per year for our crude oil production and for up to 70.6 billion cubic feet, or approximately  11.8 million BOE, per year for our natural gas production.  The limits in these exemptions apply to our total production from both independent properties and properties under production sharing contracts.  In addition, we pay production taxes to the PRC government equal to 5% of our crude oil and gas produced independently and under production sharing contracts.

Under our production sharing contracts, production of crude oil and gas is allocated among us, the foreign partners and the PRC government according to a formula contained in the contracts.  Under this formula, a percentage of production under our production sharing contracts is allocated to the PRC government as its share oil.  For more information about the allocation of production under the production sharing contracts, see “Item 4—Information on the Company—Business Overview—Production Sharing Contracts—Offshore China—Production Sharing Formula.”

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

As part of the reorganization in 1999, CNOOC transferred all of its rights and obligations under its then existing production sharing contracts to us and our subsidiaries.  It also undertook to transfer its future production sharing contracts to us and our subsidiaries. However, CNOOC retains all rights and obligations relating to its administrative functions. As of December 31, 2006, we had 37 production sharing contracts under implementation.

Under PRC law, the negotiation of a production sharing contract is a function that only a state-owned national company, such as CNOOC, may perform.  This function cannot be transferred to us because we are a pure commercial entity.  Since the reorganization, under the terms of its undertaking with us, CNOOC, after entering into production sharing contracts with international oil and gas companies, is required to assign immediately to us all of its rights and obligations under the production sharing contracts except for those relating to CNOOC’s administrative functions.  For further details, see “Item 4—Information on the Company—History and Development” and “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

New production sharing contracts are entered into between CNOOC and foreign partners primarily through bidding organized by CNOOC and direct negotiation.

Bidding Process

The bidding process typically involves the following steps:

•	CNOOC, with the approvals of the PRC government, determines which blocks are open for bidding and prepares geological information packages and bidding documentation for these blocks;

•	CNOOC invites foreign enterprises to bid;

•	potential bidders are required to provide information, including estimates of minimum work commitments, exploration costs and percentage of share oil payable to the PRC government; and

•	CNOOC evaluates each bid and negotiates a production sharing contract with the successful bidder.

Under CNOOC’s undertaking with us, we may participate with CNOOC in all negotiations of new production sharing contracts.

The term of a production sharing contract typically lasts for 30 years and has three distinct phases:

•
Exploration.  The exploration period is divided into three phases with three, two and two years for each phase, and may be extended with the consent of CNOOC and the approval of relevant PRC regulatory authorities.  During this period, exploratory and appraisal work on the exploration block is conducted in order to discover petroleum and to enable the parties to determine the commercial viability of any petroleum discovery.

•
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

•	Production. The production period begins when commercial production commences and usually lasts for 15 years. The production period may be extended upon approval of the PRC government.

Minimum Work Commitment

Under production sharing contracts that involve exploration activities, the foreign partners must complete a minimum amount of work during the exploration period, generally including:

•	drilling a minimum number of exploration wells;

•	producing a fixed amount of seismic data; and

•	incurring a minimum amount of exploration expenditures.

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

Production Sharing Formula

A chart illustrating the production sharing formula under our production sharing contracts is shown below.

Percentage of annual gross production	Allocation
5.0%	Production tax payable to the PRC government(1)

0.0% — 12.5%(2)	Royalty oil payable to the PRC government

50.0% — 62.5%(2)
Cost recovery oil allocated according to the following priority:
1. recovery of current year operating costs by us and foreign partner(s);
2. recovery of earlier exploration costs by foreign partner(s);
3. recovery of development costs and deemed interest by us and foreign partner(s) based on participating interests;(3) and
4. any excess, allocated to the remainder oil.

32.5%(3)
Remainder oil allocated according to the following formula:
1. (1-X) multiplied by 32.5% represents share oil payable to the PRC government; and
2. X multiplied by 32.5% represents remainder oil distributed according to each partner’s participating interest.(4)

(1)
In this annual report and in our consolidated financial statements included elsewhere in this annual report, references to production tax on oil and gas produced offshore China are to the value-added tax set out in our offshore China production sharing contracts.

(2)
Assumes annual gross production of more than four million metric tons, approximately 30 million barrels of oil.  For lower amounts of production, the royalty rate will be lower and the cost recovery will be greater than 50.0% by the amount that the royalty rate is less than 12.5%.

(3)	The ratio “X” is agreed in each production sharing contract based on commercial considerations and ranges from 8% to 100%.
(4)	See “Item 4—Information on the Company—Business Overview—Principal Oil and Gas Regions” for our participating interest percentage in our production sharing contracts.

The first 5.0% of the annual gross production is paid to the PRC government as production tax.  The PRC government is also entitled to a royalty payment equal to the next 0% to 12.5% of the annual gross production based on the following sliding scale:

Annual gross production of oil(1)	Royalty rate
Less than 1 million tons	0.0%
1–1.5 million tons	4.0%
1.5–2.0 million tons	6.0%
2.0–3.0 million tons	8.0%
3.0–4.0 million tons	10.0%
Above 4 million tons	12.5%

(1)	The sliding scale royalty for natural gas reaches a maximum at 3.0%.

Depending on the percentage of the PRC government’s royalty payment, an amount equal to the next 50.0% to 62.5% of the annual gross production is allocated to the partners for cost recovery purposes.  This amount is allocated according to the following priority schedule:

•	recovery of operating costs incurred by the partners during the year;

•	recovery of exploration costs, excluding interest accrued thereon, incurred but not yet recovered by foreign partners during the exploration period; and

•	recovery of development investments incurred but not yet recovered, and interest accrued in the current year, according to each partner’s participating interest.

The remaining 32.5% of the annual gross production, which is referred to as the remainder oil, is distributed to each of the PRC government, us and the foreign partners according to a “ratio X” agreed to by CNOOC and the foreign partners in the production sharing contracts.  An amount of oil and gas equal to the product of the remainder oil and one minus the “ratio X” is first distributed to the PRC government as share oil.  The balance of the remainder oil, which is referred to as the allocable remainder oil, is then distributed to us and the foreign partners based on each party’s participating interest.

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

Management and Operator

Under each production sharing contract, a party will be designated as an operator to undertake the execution of the production sharing contract which includes:

•	preparing work programs and budgets;

•	procuring equipment and materials relating to operations;

•	establishing insurance programs; and

•	issuing cash-call notices to the parties to the production sharing contract to raise funds.

A joint management committee, which usually consists of six or eight persons, is set up under each production sharing contract to perform supervisory functions, and each of us and the foreign partners as a group has the right to appoint an equal number of representatives to form the joint management committee.  The chairman of the joint management committee is the chief representative designated by us and the vice chairman is the chief representative designated by the foreign partners as a group.  The joint management committee has the authority to make decisions on matters including:

•	reviewing and approving operational and budgetary plans;

•	determining the commercial viability of each petroleum discovery;

•	reviewing and adopting the overall development plan; and

•	approving significant procurements and expenditures, and insurance coverage.

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

Our foreign partners and we have joint ownership in all of the assets purchased, installed or constructed under the production sharing contract until either:

•	the foreign partners have fully recovered their development costs, or

•	upon the expiration of the production sharing contract.

After that, as a state-owned national oil company under PRC law, CNOOC will assume ownership of all of the assets under the production sharing contracts; our foreign partners and we retain the exclusive right to use the assets during the production period.

Abandonment Costs

Any party to our production sharing contracts must give prior written notice to the other party or parties if it plans to abandon production of the oil or gas field within the contracted area.  If the other party or parties agree to abandon production from the oil or gas field, all parties pay abandonment costs in proportion to their respective percentage of participating interests in the field.  If we decide not to abandon production upon notice from a foreign partner, all of such foreign partner’s rights and obligations under the production sharing contract in respect of the oil or gas field, including the responsibilities for payment of abandonment costs, terminate automatically.  We bear the abandonment costs if we decide to abandon production after an initial decision to proceed with production.  In 2006, we accrued approximately Rmb 229.4 million for dismantlement costs for oil and gas fields governed by production sharing contracts.

Production Tax

The PRC production tax rate on the oil and natural gas produced under production sharing contracts is currently 5%.

Overseas

In addition to our production sharing arrangements in the PRC, we have made production sharing arrangements in several foreign countries and regions, including Indonesia, Kenya and Nigeria. See “Item 4—Information on the Company—Business Overview—Overseas Activity.”

In certain countries, we and the other partners to overseas production sharing contracts are required to bear all exploration, development and operating costs according to our respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

Our net interest in the production sharing contracts overseas consists of our participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and/or the domestic market obligation.

In other countries, we, as one of the title owners under certain exploration and/or production licenses or permits, are required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the local government, in most of cases in the form of a royalty, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs are deductible for the purpose of income tax calculation in accordance with local tax regulations.

Geophysical Survey Agreements Offshore China

Historically, we have conducted our exploration operations through geophysical survey agreements with leading international oil and gas companies.  In 2006, we entered into one geophysical survey agreement with BG International Ltd. with respect to block 41/06 in the Pearl River Mouth Basin.  Under this geographical survey agreement, BG International Ltd. is committed to acquire 2D seismic data and conduct processing and interpretation of current data.

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

Under PRC law, the negotiation of a geophysical survey agreement is a function that only a state-owned national company, such as CNOOC, can perform.  As part of its reorganization in 1999, CNOOC transferred all its rights and obligations under its then existing geophysical survey agreements to us. CNOOC assigned to us all of its rights and obligations under the geophysical survey agreement entered into with BG International Ltd. in 2006 and has agreed to assign to us all of its rights and obligations under any geophysical survey agreements it enters into in the future with international oil and gas companies. However, CNOOC retains all rights and obligations relating to its administrative functions.

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

As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, including the loss of wells, blowouts, pipeline leakage or other damage, certain costs of pollution control and physical damages on certain assets.  Our insurance coverage includes oil and gas field properties and construction insurance, marine hull insurance, protection and indemnity insurance, drilling equipment insurance, marine cargo insurance and third party and comprehensive general liability insurance.  We also carry business interruption insurance for an oil and gas field held by an unconsolidated investee.  In Indonesia, the operators of the production sharing contracts in which we participate are required by local law to purchase insurance policies customarily taken out by international petroleum companies. As of December 31, 2006, we paid an annual insurance premium of approximately Rmb 215.0 million and Rmb 133.0 million for operational insurance and all risk construction insurance, respectively, to maintain our insurance coverage.  We believe that our level of insurance is adequate and customary for the PRC petroleum industry and international practices.  However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs.  See “Item 3—Key Information—Risk Factors—Risks relating to our business—Exploration, development and production risks and natural disasters affect our operations and could result in losses that are not covered by insurance.”

Research and Development

Historically, we used research and development services provided by CNOOC’s affiliates, including CNOOC Research Center, as well as other international research entities.  In July 2003, we established our own research center, CNOOC (China) Limited Research Center (renamed CNOOC (China) Limited Beijing Research Center in 2006), to undertake most of our research and development activities.  During the years ended December 31, 2004, 2005 and 2006, our research and development costs were approximately Rmb 268.5 million, Rmb 401.6 million and Rmb 377.1 million, respectively.

Our research efforts have focused on:

•	enhancing oil recovery in offshore China heavy oil fields;

•	engineering and developing deepwater fields;

•	engineering and developing marginal fields; and

•	developing new offshore exploration technology and frontier exploration areas.

We are also studying various ways of utilizing our existing reserves including:

•	building more accurate reservoir models;

•	re-processing existing seismic and log data to locate potential areas near existing fields to be integrated into existing production facilities; and

•	researching ways to reduce development risks for marginal fields and to group fields into joint developments to share common facilities.

For further information regarding research and development services provided by CNOOC and/or its associates, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Regulatory Framework

Government Control

The PRC government owns all of China’s petroleum resources and exercises regulatory control over petroleum exploration and production activities in China.  We are required to obtain various governmental approvals, including those from the Ministry of Land and Resources, the State Administration for Environmental Protection, the National Development and Reform Commission and the Ministry of Commerce before we are permitted to conduct production activities.  Our sales are coordinated by the National Development and Reform Commission.  For joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including those from:

•	the Ministry of Land and Resources, for a permit for exploration blocks, an approval of a geological reserve report submitted through CNOOC;

•	the Ministry of Land and Resources or the National Development and Reform Commission to designate such blocks as an area for foreign cooperation;

•	the Ministry of Commerce for the production sharing contracts between CNOOC and the foreign enterprises;

•	the State Administration for Environmental Protection for an environmental impact report submitted through CNOOC;

•	the National Development and Reform Commission for an overall development plan submitted through CNOOC; and

•	the Ministry of Land and Resources, for an extraction permit.

Special Policies Applicable to the Offshore Petroleum Industry in China

Since the early 1980s, the PRC government has adopted policies and measures to encourage the development of the offshore petroleum industry.  These policies and measures, which were applicable to CNOOC’s operations prior to the reorganization, became applicable to our operations in accordance with an undertaking agreement between us and CNOOC.  As approved by the relevant PRC government authorities, including the Ministry of Land and Resources and the Ministry of Commerce, these policies and measures have provided us with the following benefits:

•	the exclusive right to explore for, develop and produce petroleum in designated areas offshore China in cooperation with international oil and gas companies and to sell this petroleum in China;

•	the flexibility to set our prices in accordance with international market prices and determine where to sell our crude oil, with only minimal supervision from the PRC government; and

•
production from one of our major gas fields, Yacheng 13-1, is exempt from the PRC royalties under an approval by the State Tax Bureau granted in May 1989 and from the 5% production tax applicable to the oil and gas produced under other production sharing contracts in accordance with an approval by the Ministry of Finance granted in August 1985.  Our natural gas revenues from Yacheng 13-1 for each of  the three years ended December 31, 2004, 2005 and 2006 represented approximately 3.2%, 2.3% and 2.0%, respectively, of our total oil and natural gas sales in those years.

Although we historically have benefited from the foregoing special policies, we cannot assure that such policies will continue in the future.  We are also regulated by the PRC government in various other aspects of our business and operations, including required government approvals for new independent development and production projects and new production sharing contracts.  For a further discussion of ways in which we are regulated by the PRC government, see “Item 4—Information on the Company—Business Overview— Regulatory Framework—Government Control.”

In March 2006, the State Council issued the Decision to Impose a Special Oil Gain Levy and the Ministry of Finance promulgated the Management Rules on the Administration of Special Oil Gain Levy, effective March 26, 2006.  According to the rules, the Ministry of Finance imposes a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales by an oil exploration and production company of locally produced crude oil at a price which exceeds US$40 per barrel.  The special oil gain levy is collected on a quarterly basis.  For the year ended December 31, 2006, we incurred approximately Rmb 4.0 billion (US$512.6 million) in connection with the Special Oil Gain Levy.  As the international oil prices, exchange rate of Renminbi and our crude oil production fluctuate, we cannot ascertain the full impact going forward of the Special Oil Gain Levy.

Policies Applicable to International Oil and Gas Companies Operating Offshore China

The PRC government encourages foreign participation in offshore petroleum exploration and production through exclusive cooperation with CNOOC.  In 1982, the State Council promulgated the Regulation of the People’s Republic of China on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises, which grants to CNOOC the exclusive right to enter into joint cooperation arrangements with foreign enterprises for offshore petroleum exploration and production.  From 1982 to 2000, CNOOC successfully completed several rounds of bidding for offshore petroleum exploration and production projects, and many international oil and gas companies have been involved in  and awarded exploration blocks for joint exploration, development and production with CNOOC.

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

Environmental Regulation

Our operations are required to comply with various applicable environmental laws and regulations, including PRC laws and regulations administered by the central and local government environmental protection bureaus for our operations in China.  We are also subject to the environmental rules introduced by governments in whose jurisdictions our logistical support facilities are located.

Government agencies may set national or local environmental protection standards. The relevant environment protection bureau must approve or review each stage of a project.  We must file an environmental impact statement or, in some cases, an environmental impact assessment outline before an approval can be issued.  The filing must demonstrate that the project conforms to applicable environmental standards.  The relevant environmental protection bureau generally issues approvals and permits for projects using modern pollution control measurement technology.

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

For the year ended December 31, 2006, we did not experience any major oil spillage incident.

The PRC environmental laws require offshore petroleum developers to pay abandonment costs.  Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields during the years ended December 31, 2004, 2005 and 2006 of approximately Rmb 201.6 million, Rmb 252.9 million and Rmb 472.3 million, respectively.

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

Patents and Trademarks

We own or have licenses to use two trademarks which are of value in the conduct of our business.  CNOOC is the owner of the “CNOOC” trademark.  Under two non-exclusive license agreements between CNOOC and us, we have obtained the right to use this trademark for a nominal consideration.

Real Properties

Our corporate headquarters is located in Hong Kong.  We also lease several other properties from CNOOC in China and Singapore.  The rental payments under these lease agreements are determined with reference to market rates.  See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

We own the following main property interests in the PRC:

•	51% interest in land, various buildings and structures at Yacheng 13-1 Processing Plant, Hainan Province;

•	51% interest in land, various buildings and structures at Yacheng 13-1 Processing Plant, Hong Kong;

•	land, various buildings and structures at Xingcheng JZ 20-2 Natural Gas Separating Plant, Liaoning Province;

•	land, various buildings and structures located at Boxi Processing Plant, Tianjin City;

•	land, various buildings and structures at Weizhou Terminal Processing Plant, Guangxi Zhuang Autonomous Region;

•	a parcel of land at Suizhong 36-1 Base, Liaoning Province;

•	land, various buildings and structures located at Bonan Processing Plant, Shandong Province;

•	land, various buildings and structures located at Dongfang 1-1 Processing Plant, Hainan Province;

•	land, various buildings and structures located at Panyu Huizhou Gas Processing Plant, Guangdong Province; and

•	land, various buildings and structures located at a Gas Processing Plant, Ningbo City, Zhejiang Province.

Employees and Employee Benefits

During the years ended December 31, 2004, 2005 and 2006, we employed 2,524 persons, 2,696 persons and 2,929 persons, respectively.  Of the 2,929 employees we employed as of December 31, 2006, approximately 68.31% were involved in petroleum exploration, development and production activities, approximately 6.79% were involved in accounts and finance work and the remainder were senior management, coordinators of production sharing contracts and safety and environmental supervisors. Workers for the operation of the oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

We have a union that:

•	protects employees’ rights;

•	organizes educational programs;

•	assists in the fulfillment of economic objectives;

•	encourages employee participation in management decisions; and

•	assists in mediating disputes between us and individual employees.

We have not been subjected to any strikes or other labor disturbances and believe that relations with our employees are good.

The total remuneration of employees includes salary, bonuses and allowances.  Bonus for any given period is based primarily on individual and our performance.  Employees also receive subsidized housing, health benefits and other miscellaneous subsidies.

We have implemented an occupational health and safety program similar to that employed by other international oil and gas companies.  Under this program, we closely monitor and record health and safety incidents and promptly report them to government agencies and organizations.  On March 15, 2000, we finalized and implemented our occupational health and safety program.  We believe this program is broadly in line with the United States government’s Occupational Safety & Health Administration guidelines.

All full-time employees in the PRC are covered by a government-regulated pension.  The PRC government is responsible for the pension of these retired employees.  We are required to contribute monthly approximately 11% to 22% of our employees’ salaries, with each employee contributing 8% of his or her salary for retirement.  The contributions vary from region to region.

Our Indonesian subsidiaries employ approximately 900 employees, including approximately 50 expatriates. We provide benefits to expatriates that we believe to be in line with customary international practices.  Our local staff in Indonesia enjoy welfare benefits mandated by Indonesian labor laws.

For further details regarding retirement benefits, see note 31 to our consolidated financial statements included elsewhere in this annual report.

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations.  We devote significant resources to train our employees.  During 2006, we held 2,028 training workshops, which were attended by 27,934 participants.  To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market.   In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

Health, Safety and Environmental Policy

We are committed to the promotion of the concept and culture of health, safety and environmental (“HSE”) protection among all the staff.  We have safety compliance standards to facilitate enforcement of corporate social responsibilities, enhance the awareness of work safety, promote environmental protection during project implementation, and strengthen crisis management skills in our staff.  We also have HSE management standards for contractors.

We organize HSE training sessions for all staff from management to the operational level, covering such topics as HSE regulations, corporate values and policies, risk management and control, offshore rescue and special operations.  We also provide HSE training to the employees of our contractors.  In 2006, more than 30,000 people participated in such training during the year.  We also issue safety warnings, environmental protection information and health guidelines on a regular basis.

We conduct HSE reviews on our oil and gas field development projects for compliance with PRC requirements.  To strengthen our capability in handling oil spill emergencies, we periodically organize large-scale emergency drills, including our employees, offshore service contractors, transportation contractors and officials from relevant governmental authorities and have set up a number of oil spill response bases.

We also place considerable emphasis on safety in helicopter, diving and vehicle operations.  We hire professional auditors to conduct management audits on helicopter companies we engage and conduct safety checks on their helicopters.  We also conduct special audits on diving operations.

We have introduced a system of occupation health profiles in all our branches in order to strengthen the health management of offshore operating staff in addition to requiring them to submit health certificates.  The health data is to be analyzed so as to offer the staff proactive and constructive advice on health improvement.

In 2006, we were not involved in any material injury liability case or spillage incident.  We have never been subject to any safety-related liability claims for losses of over US$120,000.

We seek to align our operations with international standards and have been applying for the ISO14000 environmental management qualification for our oilfields.  By the end of 2006, our Qinhuangdao 32-6,Wenchang, Yacheng 13-1 and Liuhua 11-1 oilfields had been certified under the ISO14000 environmental management system.

In accordance with changes to the statistical requirements of the U.S. Occupational Safety and Health Administration, or OSHA, we have revised our internal documentation procedures to keep abreast with OSHA standards, which uses OGP reporting methods to record the differences and standards of particular incidents.  We have use updated OSHA and incident reporting forms in order to better meet the requirements of international associations such as OGP and API. We deliver working hour statistics and incident reports to investors and API on a quarterly basis.

C. ORGANIZATIONAL STRUCTURE

CNOOC indirectly owned or controlled an aggregate of approximately 66.41% of our shares as of May 31, 2007.  Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association.  Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly-held subsidiaries as of May 31, 2007 and notes our significant indirectly-held subsidiaries.

(1)	Overseas Oil & Gas Corporation, Ltd also directly owns five shares of our company.
(2)
Owner of our overseas interests in petroleum exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited (Bermuda), CNOOC Exploration & Production Nigeria Limited (Nigeria), CNOOC Africa Holding Limited (British Virgin Islands) and CNOOC Africa Limited (BVI) (British Virgin Islands).

(3)	Owner of substantially all of our PRC petroleum exploration and production businesses, operations and properties.
(4)	Business vehicle through which we engage in sales and marketing activities in the international markets.
(5)
Includes CNOOC Finance (2002) Limited, the financing vehicle through which we issued our US$500 million 6.375% guaranteed notes due 2012, CNOOC Finance (2003) Limited, the financing vehicle through which we issued our US$200 million 4.125% guaranteed notes due 2013 and US$300 million 5.5% guaranteed notes due 2033, and CNOOC Finance (2004) Limited, the financing vehicle through which we issued our US$1 billion zero coupon guaranteed convertible bonds due 2009.  These finance companies are our wholly owned subsidiaries with our company as their sole corporate director.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

You should read the following discussion and analysis in conjunction with our consolidated financial statements, selected historical consolidated financial data and operating and reserves data, in each case together with the accompanying notes, contained in this annual report.  Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain material respects from U.S. GAAP.  Note 38 to our consolidated financial statements included elsewhere in this annual report provides an explanation of our reconciliation to U.S. GAAP of profit and shareholders’ equity.  Certain statements set forth below constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  See “Forward-Looking Statements.”

Overview

We are an oil and gas company engaged in the exploration, development and production of crude oil and natural gas primarily offshore China.  We are the dominant producer of crude oil and natural gas offshore China and the only company permitted to conduct exploration and production activities with international oil and gas companies offshore China.  As of December 31, 2006, we had estimated net proved reserves of 2,528.5 million BOE, comprised of 1,489.8 million barrels of crude oil and condensate and 6,231.6 billion cubic feet of natural gas.  In 2006, our net production averaged 372,720 barrels per day of crude oil, condensate and natural gas liquids and 490.9 million cubic feet per day of natural gas, which together totaled 457,482 BOE per day.

Our revenues and profitability are largely determined by our production volume and the prices we realize for our crude oil and natural gas, as well as the costs of our exploration and development activities.  Although crude oil prices depend on various market factors and have been volatile historically, our production volume has increased steadily over the past few years.

The following table sets forth our net production and profit for the periods indicated.

	Year ended December 31,
	2002	2003	2004	2005	2006
Net production of crude oil, condensate and natural gas liquids (BOE/day)	298,625	306,464	319,436	356,868	372,720
Net production of natural gas (mmcf/day)	272.6	291.0	364.1	389.6	490.9
Profit for the year (Rmb in millions)	9,207.0	11,497.0	16,139.0	25,323.1	30,926.9

We sold 39.7% of our crude oil produced in China and sold in the PRC domestic market in 2006 to customers affiliated with Sinopec.  We sold 30.05% of our natural gas production offshore China in 2006 to Castle Peak Power Company Limited in Hong Kong under a long-term take-or-pay contract.

For a further description of these factors and certain other factors affecting our financial performance, see “Item 3—Key Information—Risk Factors.”

Relationship with CNOOC

Prior to the reorganization of CNOOC in October 1999, we did not exist as a separate legal entity and our business and operations were conducted by CNOOC and its various affiliates.  In connection with the reorganization, CNOOC’s oil and gas exploration, development, production and sales business and operations conducted both inside and outside China were transferred to us.  See “Item 4—Information on the Company—Orgnizational Structure,” “Item 7—Major Shareholders and Related Party Transactions” and note 27 to our consolidated financial statements included elsewhere in this annual report.

Before the reorganization, certain PRC affiliates of CNOOC provided various materials, utilities and ancillary services for CNOOC’s exploration and production activities.  In connection with the reorganization, we entered into various agreements under which we continued to use various services and properties provided by these CNOOC affiliates.  These agreements included: (i) a materials, utilities and ancillary services supply agreement; (ii) technical service agreements; (iii) agreements for the sale of crude oil, condensate oil and liquefied petroleum gas; (iv) various lease agreements; and (v) a research and development services agreement.  In 2005, in order to present a more coherent, logical and understandable picture to shareholders, and also to enable us to monitor the status of our related party transactions more effectively going forward, we entered into new framework agreements with CNOOC and certain of its associates and adopted a new categorization for our transactions with these parties.  Under this new framework, we continue to receive services from CNOOC and its associates in connection with oil and natural gas exploration, development and production, marketing, management, technical and other ancillary matters.

For more information on the services provided by CNOOC and its associates to us under the original and new categorization, see “Item 7—Major Shareholders and Related Party Transactions – Related Party Transactions.”

Acquisitions and Overseas Activities

Since 2002, we have completed a number of acquisitions overseas.  For a description of these acquisitions, see “Item 4—Information on the Company—Business Overviews—Overseas Activity.”

Production Sharing Contracts Offshore China

We conduct a significant amount of our offshore China oil and gas activities through production sharing contracts with international oil and gas companies.  Under these production sharing contracts, our foreign partners are required to bear all exploration costs during the exploration period.  The parties to the contracts may recover exploration costs after commercial discoveries are made and production begins.  The amount of exploration costs recoverable is derived from a production sharing formula set forth in each contract.  Our production sharing contracts provide us with the option to take participating interests in properties covered by the production sharing contracts which we may exercise after the foreign partners have made viable commercial discoveries.  The foreign partners retain the remaining participating interests.  We and the foreign partners fund our development and operating costs according to our respective participating interests.  Based on a formula contained in the applicable contract, we are entitled to allocate specified amounts of the annual gross production of petroleum from those producing fields.  See “Item 4—Information on the Company—Business Overview—Production Sharing Contracts—Offshore China—Production Sharing Formula.”

Before we exercise our option to take a participating interest in a production sharing contract, we do not account for the exploration costs incurred, as these costs were incurred by our foreign partners.  After we exercise the option to take a participating interest in a production sharing contract, we account for the oil and gas properties using the “proportional method” under which we recognize our share of development costs, revenues and expenses from such operations based on our participating interest in the production sharing contracts.  See note 5 to our consolidated financial statements included elsewhere in this annual report.

The foreign partners have the right to either take possession of their petroleum for sale in the international market or sell their petroleum to us for resale in the PRC market.  See “Item 4—Information on the Company—Business Overview—Production Sharing Contracts—Offshore China.”

As described above, production of crude oil and natural gas is allocated among us, our foreign partners and the PRC government according to a formula contained in the production sharing contracts.  We have excluded the government’s share oil from net sales in our historical consolidated financial statements.  Since our historical consolidated financial statements already exclude the government’s share oil from our net sales figure, we do not expect any future share oil payments to affect our results of operations or operating cash flows differently than the effects reflected in our historical consolidated financial statements.  For information regarding the historical amounts of government share oil payable to the government, see note 7 to our consolidated financial statements included elsewhere in this annual report.  For information regarding treatment of the PRC government’s share oil, see “Item 4—Information on the Company—Business Overview—Production Sharing Contracts—Offshore China—Production Sharing Formula.”

Production from Independent Operations Offshore China Versus Production from Production Sharing Contracts Offshore China

Historically we have cooperated with foreign partners under production sharing contracts, which have provided us with the expertise to undertake our independent operations more effectively.  The percentage of our net production arising from independent operations offshore China was 49.6%, 50.2% and 52.9%, respectively, for the years ended December 31, 2004, 2005 and 2006, respectively.  Although we will continue to focus on independent operations, we plan to continue seeking appropriate opportunities to cooperate with foreign partners under production sharing contracts.

Our cost structures for production sharing contracts and for independent operations are different.  The total expenses per unit of production under production sharing contracts are generally higher due to our foreign partners’ use of expatriate staff, who generally command higher wages, as well as administrative and overhead costs that may be allocated by the operators and a larger proportion of imported equipment, which is more expensive.

Provision for Dismantlement

We estimate future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal and external engineers after taking into consideration the anticipated method of dismantlement required in accordance with then current legislation and industry practice.  In 2002, we changed the method of accounting for the provision for dismantlement in compliance with Hong Kong Statement of Standard Accounting Practice or HK SSAP 28 (HKAS 37 replaced HK SSAP 28 in 2005), “Provisions, contingent liabilities and contingent assets.”  HKAS 37 and HK SSAP 28 require the provision to be recorded for a present obligation whether that obligation is legal or constructive.  The associated cost is capitalized and the liability is discounted and accretion expense is recognized using the credit adjusted risk-free rate in effect when the liability is initially recognized.  The dismantlement costs for the years ended December 31, 2004, 2005 and 2006 were Rmb 201.6 million, Rmb 252.9 million and Rmb 472.3 million, respectively.  The accrued liability is reflected in our consolidated balance sheet under “provision for dismantlement.”  See note 28 to our consolidated financial statements included elsewhere in this annual report.

Production Imbalance

We account for oil overlifts and underlifts using the entitlement method, under which we record overlifts as liabilities and underlifts as assets.  An overlift occurs when we sell more than our percentage interest of oil from a property subject to a production sharing contract.  An underlift occurs when we sell less than our participating interest of oil from a property under a production sharing contract.  During the historical periods presented in our consolidated financial statements included elsewhere in this annual report, we had no gas imbalances.  We believe that production imbalance has not had a significant effect on our operations, liquidity or capital resources.

Allowances for Doubtful Accounts

We evaluate our accounts receivable by considering the financial condition of our customers, their past payment history and credit standing and other specific factors, including whether the accounts receivable in question are under dispute.  We make provisions for accounts receivable when they are overdue for six months and we are concerned about our ability to collect them.  For the years ended December 31, 2004, 2005 and 2006, allowances for doubtful accounts were not material in the context of total operating expenses and did not have a material effect on our results of operations or financial condition.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with Hong Kong GAAP.  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of our assets and liabilities, the disclosure of our contingent assets and liabilities as of the date of our financial statements and the reported amounts of our revenues and expenses during the periods reported.  Management makes these estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  We believe that the following significant accounting policies may involve a higher degree of judgment in the preparation of our consolidated financial statements.  For additional discussion of our significant accounting policies, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Oil and Gas Properties

For oil and gas properties, we have adopted the successful efforts method of accounting.  As a result, we capitalize initial acquisition costs of oil and gas properties and recognize impairment of initial acquisition costs based on exploratory experience and management judgment.  Upon discovery of commercial reserves, we transfer acquisition costs to proved properties and capitalize the costs of drilling and equipping successful exploratory wells, all development expenditure on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs.  We treat the costs of unsuccessful exploratory wells and all other related exploration costs as expenses when incurred.  Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserve is used to determine the provision of depreciation, depletion and amortization. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortized based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. When applying the pro-rata basis of proved developed reserve allocation to the common facilities, we first calculate the amortization rate by dividing the total cost of the common facilities to be amortized by the total quantities of proved developed reserves of the relevant oil and gas properties. Then we determine the amortization amount attributable to the respective oil and gas properties by multiplying the production volume of the respective oil and gas properties by the amortization rate. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion. We amortize capitalized acquisition costs of proved properties by the unit-of-production method on a property-by-property basis based on the total estimated units of proved reserves.  We estimate future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practices.  The associated cost is capitalized and the liability is discounted and an accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability is initially recognized.

Impairment of Assets

We make an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased.  In any event, we would make an estimate of the asset’s recoverable amount, which is calculated as the higher of the asset’s value in use or its net selling price.  We recognize an impairment loss only if the carrying amount of an asset exceeds its recoverable amount.  We charge an impairment loss to the income statement in the period in which it arises. A reversal of an impairment loss is credited to the income statement in the period in which it arises.

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

Recognition of Revenue from Oil and Gas Sales and Marketing

We recognize revenue when it is probable that the economic benefits will flow to us and when the revenue can be measured reliably.  For oil and gas sales, our revenues represent the invoiced value of sales of oil and gas attributable to our interests, net of royalties and any government share oil that is lifted and sold on behalf of the PRC government.  Sales are recognized when the significant risks and rewards of ownership of oil and gas have been transferred to customers.  Oil and gas lifted and sold by us above or below our participating interests in any production sharing contract result in overlifts and underlifts.  We record these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices.  Settlement will be in kind when the liftings are equalized or in cash when production ceases.  We enter into gas sales contracts with customers which often contain take-or-pay clauses.  These clauses require our customers to take a specified minimum volume of gas each year.  If a customer fails to take the minimum volume of gas, the customer must pay for the gas even though it did not take the gas.  The customer can offset the deficiency payment against any future purchases in excess of the specified volume.  We record any deficiency payment as deferred revenue which is included in other payables until any make-up gas is taken by the customer or the expiry of the contract.

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

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2004		2005		2006
	(Rmb in millions, except percentages, production data and prices)
Revenues:
Oil and gas sales: (1)
Crude oil	34,081	61.7%	50,361	72.5%	63,645	71.6%
Natural gas	2,805	5.1%	3,057	4.4%	4,183	4.7%
Total oil and gas sales	36,886	66.8%	53,418	76.9%	67,828	76.3%

Marketing revenues	18,191	32.9%	15,901	22.9%	20,964	23.5%
Other income	145	0.3%	137	0.2%	155	0.2%
Total revenues	55,222	100.0%	69,456	100.0%	88,947	100.0%

Net production (million BOE):
Crude oil	116.9	83.5%	130.3	84.2%	136.0	81.4%
Natural gas	23.1	16.5%	24.5	15.8%	31.0	18.6%
Total net production	140.0	100.0%	154.8	100.0%	167.0	100.0%

Average net realized prices:
Crude oil (per bbl)	US$35.41		US$47.31		US$58.90
Natural Gas (per mcf)	2.75		2.82		3.05
___________
(1)    These figures do not include revenues of an unconsolidated investee.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated income statements as a percentage of total revenues:

	Year ended December 31,
	2004	2005	2006
Operating Revenues:
Oil and gas sales	66.8%	76.9%	76.3%
Marketing revenues	32.9%	22.9%	23.5%
Other income	0.3%	0.2%	0.2%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(9.2)%	(8.5)%	(7.9)%
Production taxes	(3.1)%	(3.7)%	(3.7)%
Exploration costs	(2.4)%	(1.9)%	(1.9)%
Depreciation, depletion and amortization	(9.9)%	(8.6)%	(7.8)%
Dismantlement	(0.4)%	(0.4)%	(0.5)%
Special oil gain levy	–	–	(4.5)%
Impairment losses related to property, plant and equipment	–	(0.1)%	(0.3)%
Crude oil and product purchases	(32.5)%	(22.6)%	(23.1)%
Selling and administrative expenses	(1.9)%	(2.0)%	(1.7)%
Other	(0.1)%	(0.1)%	(0.1)%
	(59.5)%	(47.9)%	(51.6)%

Interest income	0.4%	0.5%	0.9%
Finance costs	(0.8)%	(1.6)%	(2.1)%
Exchange gain, net	0.1%	0.4%	0.3%
Investment income	0.1%	0.4%	0.7%
Share of profits of associates	0.6%	0.4%	0.4%
Non-operating income (expenses), net	0.9%	0.0%	1.0%
Profit before tax	41.8%	52.3%	49.6%
Tax	(12.6)%	(15.8)%	(14.8)%
Profit for the year	29.2%	36.5%	34.8%

Calculation of Revenues

China

We report total revenues, which consist of oil and gas sales, marketing revenues and other income, in our consolidated financial statements included elsewhere in this annual report.  With respect to revenues derived from our offshore China operations, oil and gas sales represent gross oil and gas sales less royalties and share oil payable to the PRC government.  These amounts are calculated as follows:

•
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

•
royalties represent royalties we pay to the PRC government on production with respect to each of our oil and gas fields.  The amount of royalties varies from 0% up to 12.5% based on the annual gross production of the relevant property.  We pay royalties on oil and gas we produce independently and under production sharing contracts;

•
government share oil, which is only paid on oil and gas produced under production sharing contracts, is calculated as described under “Item 4—Information on the Company—Business Overview—Production Sharing Contracts—Offshore China;” and

•
we pay production taxes to the PRC government that are equal to 5% of the oil and gas we produce independently and under production sharing contracts.  Our oil and gas sales are not reduced by production taxes.  Production taxes are included in our expenses under “production taxes.”

Marketing revenues represent our sales of our foreign partners’ oil and gas produced under our production sharing contracts and purchased by us from our foreign partners under such contracts as well as from international oil and gas companies through our wholly owned subsidiary in Singapore.  Net marketing revenues represent the marketing revenues net of the cost of purchasing oil and gas from foreign partners and from international oil and gas companies.  Our foreign partners have the right to either take possession of their oil and gas for sale in the international market or to sell their oil and gas to us for resale in the PRC market.

Other income mainly represents project management fees charged to our foreign partners and handling fees charged to end customers—both fees are recognized when the services are rendered.

Our share of the oil and gas sales of an unconsolidated investee is not included in our revenues, but our share of the profit or loss of this company is included in our consolidated statements of income under “share of profit of associates.”

Indonesia

The oil and gas sales from our subsidiaries in Indonesia consist of our participating interest in the properties covered under the relevant production sharing contracts, less adjustments for oil and gas distributable to the Indonesian government under our Indonesian production sharing contracts and for a domestic market obligation under which the contractor must sell a specified percentage of its crude oil to the local Indonesian market at a reduced price.

Australia

The oil and gas sales from our subsidiaries in Australia consist of our participating interest in the properties of North West Shelf project.

2006 versus 2005

Consolidated Net Profit

Our consolidated net profit was Rmb 30,926.9 million (US$3,962.9 million) in 2006, representing an increase of Rmb 5,603.8 million (US$718.1 million), or 22.1%, from Rmb 25,323.1 million in 2005.

Revenue

Income from our oil and gas sales for 2006 was Rmb 67,828.0 million (US$8,691.3 million), representing an increase of Rmb 14,410.3 million (US$1,846.5 million), or 27.0%, from Rmb 53,417.7 million in 2005. The increase was attributable to the high oil price, while growth in production also contributed to higher profits for the Company. The average realized price for our crude oil was US$58.90 per barrel in 2006, representing an increase of US$11.59, or 24.5%, from US$47.31 per barrel in 2005. Sale of crude oil amounted to 135.4 million barrels, representing an increase of 4.3% over 2005. The average realized price for our natural gas was US$3.05 per thousand cubic feet in 2006, representing an increase of US$0.23 per thousand cubic feet, or 8.2%, from US$2.82 per thousand cubic feet in 2005. At the same time, sales volume of our natural gas increased by 27.8% from 23.4 million BOE in 2005 to 29.9 million BOE in 2006.

In 2006, our net marketing profit, which was derived from marketing revenue less purchase cost of crude oil and oil products, was Rmb 391.2 million (US$50.1 million), representing an increase of Rmb 193.9 million (US$24.8 million), or 98.3%, from Rmb 197.2 million in 2005. Since we are one of the companies that have the right to sell crude oil in China, upon request by our production sharing contract partners, we may purchase the oil of these partners for sale in China. However, the amount of oil we may purchase and sell in China depends on our foreign partners and, therefore, we cannot control the amount of crude oil that we are able to sell for any specific period. In 2006, marketing revenue from our wholly owned subsidiary, CNOOC China Limited, was Rmb 15,867.6 million (US$2,033.2 million), representing an increase of Rmb 6,436.8 million (US$824.8 million) from Rmb 9,430.8 million in 2005. The net marketing profit was Rmb 203.4 million (US$26.1 million), increased 139.3% from last year due to the significant increase in sales volume in local market. Marketing revenue from our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., was Rmb 5,096.5 million (US$653.1 million). Netting off purchase cost of crude oil and oil production, the net marketing profit was Rmb 187.8 million (US$24.1 million), or 67.3% increased from the same period last year.

Our other income, reported on a net basis, was derived from our other income, which mainly represents project management fees charged to foreign partners and handling fees charged to customers, less corresponding costs. In 2006, our net other income was Rmb 37.9 million (US$4.9 million), representing a decrease of Rmb 21.8 million (US$2.8 million) from Rmb 59.7 million in 2005. The decrease was primarily due to higher service fees relating to production sharing contract projects.

Expenses

Operating expenses.  Our operating expenses in 2006 were Rmb 6,999.2 million (US$896.9 million), representing an increase of Rmb 1,064.6 million (US$136.4 million), or 17.9%, from Rmb 5,934.6 million in 2005. The increase was mainly attributable to the commencement of production of new oil and gas fields in the year. Operating expenses in 2006 were Rmb 42.3 (US$5.42) per BOE, representing an increase of 9.1% from Rmb38.8 (US$4.8) per BOE in 2005. Operating expenses for our offshore China operations in 2006 were Rmb 34.6 (US$4.4) per BOE, representing an increase of 6.6% from 2005. Operating expenses for our offshore Indonesia operations in 2006 were Rmb 119.3 (US$15.3) per BOE, representing an increase of 19.1% from 2005. Besides the increase of service fees, supply vessels, equipment lease, chemicals and fuel, resulting from the higher international crude oil price, the maintenance and repair cost increased due to the effect of typhoons.

Production taxes. Our production taxes for 2006 were Rmb 3,315.7 million (US$424.9 million), representing an increase of Rmb 719.2 million (US$92.2 million), or 27.7%, from Rmb2,596.5 million in 2005. The increase was mainly due to the increased income from oil and gas sales.

Exploration costs. Our exploration costs for 2006 were Rmb 1,705.1 million (US$218.5 million), representing an increase of Rmb 411.4 million (US$52.7 million), or 31.8%, from Rmb 1,293.7 million in 2005, as a result of increased exploration activities.

Depreciation, depletion and amortization. Our depreciation, depletion and amortization for 2006 were Rmb 6,933.2 million (US$888.4 million), representing an increase of Rmb 968.5 million (US$124.1 million), or 16.2%, from Rmb 5,964.7 million in 2005. On a unit of production basis, depreciation, depletion and amortization expenses for 2006 were Rmb 41.9 (US$5.4) per BOE, as compared to Rmb 39.0 per BOE in 2005, representing an increase of 7.4% from 2005. The increase was mainly attributable to the commencement of production of new oil and gas fields during the year.

Dismantlement. Our dismantling costs for 2006 were Rmb 472.3 million (US$60.5 million), representing an increase of Rmb 219.4 million (US$28.1 million) from Rmb 252.9 million in 2005. The increase was primarily due to the increased dismantling costs resulting from the reevaluation of workload and the higher service fees resulting from the higher international crude oil price. Our average dismantling costs were Rmb 2.9 (US$0.4) per BOE, which increased from Rmb 1.7 (US$0.2) per BOE in 2005.

Special Oil Gain Levy.  During the year, a Special Oil Gain Levy was imposed by the Ministry of Finance of the PRC at progressive rates from 20% to 40% on any income derived from sales of locally produced crude at a price which exceeds US$40 per barrel. The amount paid pursuant to this levy can be claimed as a deductible expense for corporate income tax purpose and is calculated based on the actual volume of the crude oil entitled.  For the year ended December 31, 2006, we incurred approximately Rmb 4.0 billion (US$512.6 million) in connection with the Special Oil Gain Levy.

Impairment losses related to property, plant and equipment.  Due to the downward revision of the reserve of HZ19-1/2/3 oil fields and the postponement of PY 30-1 gas project, we recognised Rmb 252.4 million (US$32.3 million) of impairment losses in 2006.

Selling and administrative expenses.  Our selling and administrative expenses for 2006 were Rmb 1,543.8 million (US$197.8 million), representing an increase of Rmb 173.4 million (US$22.2 million), or 12.7%, from Rmb 1,370.4 million in 2005. Of which, the selling and administrative expenses of companies in China in 2006 were Rmb 7.0 (US$0.9) per BOE, representing an increase of 11.8% from 2005. Compared with last year, the increase was mainly attributable to the staff and workers bonus and welfare fund accrued and expense for newly granted options recognized in 2006.

Finance costs, net of interest income

Our net finance costs for 2006 were Rmb 1,050.6 million (US$134.6 million), representing an increase of 41.7% from the net finance costs of Rmb 741.2 million in 2005. On one hand, our interest income increased Rmb 422.2 million from Rmb 359.3 million in 2005 to Rmb 781.5 million in 2006. On the other hand, the finance costs increased significantly mainly due to the losses on fair value changes of the embedded derivative component of the convertible bonds and the effect of increased amount of provision of dismantlement arising from the passage of time. The increases due to the factors mentioned above were Rmb 1,150.2 million (US$147.4 million), and Rmb 52.0 million (US$6.7 million) respectively.

Exchange gains/losses, net

Our net exchange gains incurred in 2006 were Rmb 308.4 million (US$39.5 million), representing an increase of Rmb 21.4 million (US$2.7 million) from net exchange gains of Rmb 287.0 million in 2005. Compared with 2005, the increased exchange gains mainly came from the Chinese government’s efforts on the improvement of rate-forming mechanism and the ongoing appreciation of Renminbi in 2006.

Investment income

Our investment income for 2006 was Rmb 613.0 million (US$78.5 million), representing a significant increase of Rmb 365.1 million (US$46.8 million), or 147.3%, from Rmb 247.9 million in 2005. For the purpose of improving the performance of our current assets portfolio, we increased the investment in financial instruments such as money market funds and other equity instruments. Benefiting from the structural changes in the investment portfolio and the influence from the market, we obtained a favorable return this year.

Share of profits of associates

In 2006, there were gains from our investments in unconsolidated investees of Rmb 321.7 million (US$41.2 million), representing an increase of 4.8% from 2005.

Non-operating income/expenses, net

Our net non-operating income for 2006 was Rmb 876.4 million (US$112.3 million), as compared to non-operating income of Rmb 28.6 million for 2005. In 2006, non-operating income primarily arose from tax refunds from re-investment in China.

Income tax

Our income tax for 2006 was Rmb 13,196.3 million (US$1,690.9 million), representing an increase of Rmb 2,218.5 million (US$284.3 million), or 20.2%, from Rmb 10,977.8 million in 2005. The primary reason for the increase was the increase in profit before tax. The effective tax rate for 2006 was 29.9%, slightly lower than the effective rate of 30.2% in 2005.

2005 versus 2004

Consolidated Net Profit

Our consolidated net profit after tax was Rmb 25,323.1 million in 2005, an increase of Rmb 9,184.0 million, or 56.9%, from Rmb 16,139.1 million in 2004.

Revenue

Our oil and gas sales for 2005 were Rmb 53,417.7 million, an increase of Rmb 16,531.7 million, or 44.8%, from Rmb 36,886.0 million in 2004.  The increase primarily reflects the rise in global crude oil prices and production grants.  Our sales volume of crude oil and natural gas in 2005 increased by 11.6% and 6.8%, respectively, as compared to 2004.  The average realized price for our crude oil was US$47.31 per barrel in 2005, an increase of US$11.9, or 33.6% from US$35.41 per barrel in 2004.  The average realized price of natural gas was US$2.82 per thousand cubic feet in 2005, an increase of US$0.07, or 2.6%, from US$2.75 per thousand cubic feet in 2004.

In 2005, our net marketing profit, which was derived from marketing revenue less purchase cost of crude oil and oil products, was Rmb 197.2 million, a decrease of Rmb 30.7 million, or 13.5%, from Rmb 227.9 million in 2004.  Since we are one of the three companies that have the right to sell crude oil in China, upon request by our production sharing contract partners, we may purchase the oil of these partners for sale in China.  However, the amount of oil we may purchase and sell in China depends on our foreign partners and, therefore, we cannot control the amount of crude oil that we are able to sell for any specific period.  In 2005, marketing revenue from our wholly owned subsidiary, CNOOC China Limited, was Rmb 9,430.8 million, representing an increase of Rmb 1,688.2 million from Rmb 7,742.6 million in 2004.  The net marketing profit, however, decreased Rmb 71.6 million, or 45.7%, from Rmb 156.6 million in 2004.  The decrease was primarily due to the significant reduction in sales margin, which was mainly influenced by market prices in the local markets.  The net marketing profit from our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., was Rmb 112.2 million, an increase of Rmb 40.9 million, or 57.4%, from Rmb 71.3 million in 2004.

Our other income, reported on a net basis, was derived from our other income less corresponding costs.  In 2005, the total other income was Rmb 59.7 million, a decrease of Rmb 39.1 million from Rmb 98.8 million in 2004.  The decrease was primarily due to the lower service fees received from our production sharing contract projects.

Expenses

Operating expenses.  Our operating expenses were Rmb 5,934.6 million in 2005, an increase of Rmb 864.3 million, or 17.0%, from Rmb 5,070.3 million in 2004.  The increase was mainly attributable to the commencement of production of seven new oil and gas fields in China in 2005.  Operating expenses in 2005 were Rmb 38.8 per BOE, an increase of 5.7% from Rmb 36.7 per BOE in 2004.  Operating expenses for our offshore China operations in 2005 were Rmb 32.5 per BOE, representing an increase of 8.7% from 2004.  The increase was mainly attributable to the higher service fees, supply vessels, equipment lease, maintenance materials, chemicals and fuel, resulting from the higher international crude oil price.  Operating expenses for our offshore Indonesia operations were Rmb 100.2 per BOE, an increase of 13.0% over 2004.  The increase in operating expenses per barrel for our Indonesian oil fields was due to lower net production volume based on their profit sharing models.  Based on working interest production, operating expenses for our offshore Indonesia operations in 2005 were Rmb 48.7 per BOE.

Production taxes. Our production taxes for 2005 were Rmb 2,596.5 million, an increase of Rmb 870.8 million, or 50.5% from Rmb 1,725.7 million in 2004.  The increase was primarily due to the increased income from oil and gas sales.

Exploration costs. Our exploration costs for 2005 were Rmb 1,293.7 million, a slight decrease of Rmb 22.5 million, or 1.7%, from Rmb 1,316.2 million in 2004, as a result of an increase in capitalization of investment in exploration activities.

Depreciation, depletion and amortization. Our depreciation, depletion and amortization expenses for 2005 were Rmb 5,964.7 million, an increase of Rmb 509.6 million, or 9.3%, from Rmb 5,455.1 million in 2004.  On a unit of production basis, depreciation, depletion and amortization expenses for 2005 were Rmb 39.0 per BOE, as compared to Rmb 39.5 per BOE in 2004.

Dismantlement. Our dismantling costs for 2005 were Rmb 252.9 million, an increase of Rmb 51.3 million, from Rmb 201.6 million in 2004.  The increase was primarily due to the increased dismantling costs resulting from the commencement of production at new oil and gas fields and a revision of the dismantlement liabilities for certain existing oil and gas fields.  Our dismantlement costs were Rmb 1.7 per BOE, a corresponding increase from Rmb 1.5 per BOE in 2004.

Impairment losses related to property, plant and equipment.  Our impairment losses for 2005 were Rmb 90.2 million.  The impairment was due to the downward revision of the reserve of BZ34-2/4 and HZ19-3 oil and gas fields.  The average impairment costs were Rmb 0.6 per BOE.

Selling and administrative expenses.  Our selling and administrative expenses for 2005 were Rmb 1,370.4 million, an increase of Rmb 266.1 million, or 24.1%, from Rmb 1,104.3 million in 2004.  Of which, our selling and administrative expenses of companies in China in 2005 were Rmb 6.3 per BOE, an increase of 14.5% over 2004.  Compared with 2004, the increase was mainly attributable to an increase in management fees related to the increased number of production sharing contract projects under production, and increases in labor costs and general research expenditure in 2005.

Finance costs, net of interest income

Our net finance costs for 2005 was Rmb 741.2 million, an increase of 215.5%, from the net interest expenses of Rmb 235.0 million in 2004.  On the one hand, our interest income increased by Rmb 152.4 million from Rmb 206.9 million in 2004 to Rmb 359.3 million in 2005.  On the other hand, the finance costs increased significantly mainly due to the interest expenses on our US$1 billion bonds issued in December 2004, the losses on fair value changes of the embedded derivative component of the convertible bonds and the effect of increased amount of provision of dismantlement arising from the passage of time.  The increases due to the factors mentioned above were Rmb 164.4 million, Rmb 373.1 million and Rmb 79.2 million, respectively.

Exchange gains/losses, net

Our net exchange gains for 2005 were Rmb 287.0 million, an increase of Rmb 257.7 million, from net exchange gains of Rmb 29.3 million in 2004.  Compared with 2004, the increased exchange gains mainly came from the Chinese government’s efforts on the improvement of rate-forming mechanism and the following appreciation of Renminbi in the second half of the year.

Investment income

Our short term investment income for 2005 was Rmb 247.9 million, a significant increase of Rmb 175.5 million, or 242.4%, from Rmb 72.4 million in 2004.  For the purpose of improving performance of current assets portfolio, we increased the investment in financial instruments such as money market funds.  Benefiting from the structural changes in the investment portfolio and the influence from the market, we obtained a favorable return in 2005.

Share of profits of associates

In 2005, there were gains from our investments in unconsolidated investees of Rmb 307.1 million, representing a decrease of 10.9% from 2004, which was mainly due to the change in tax rate for one of the unconsolidated investees from favorable rate of 16.5% to normal rate of 33.0% and resulting from the increased income tax payment of 2005.

Non-operating income/expenses, net

Our net non-operating income for 2005 was Rmb 28.6 million, as compared to non-operating income of Rmb 519.2 million for 2004.  In 2004, the net non-operating income represented the tax refund from re-investment in China.

Income tax

Our income tax for 2005 was Rmb 10,977.8 million, an increase of Rmb 4,047.0 million, or 58.4%, from Rmb 6,930.8 million in 2004.  The primary reason for the increase was the increase in profit before tax.  The effective tax rate for 2005 was 30.2%, slightly higher than the effective rate of 30.0% in 2004.

B.           Liquidity and Capital Resources

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2004	2005	2006
	(Rmb in millions)
Cash provided by (used for):
Operating activities	22,328	32,154	39,226
Investing activities	(24,607)	(29,349)	(39,526)
Financing activities	1,970	(7,787)	6,039
Net increase/(decrease) in cash and cash equivalents	(309)	(4,982)	5,739

Cash Provided by Operations

Net cash generated from operating activities in 2006 amounted to Rmb 39,225.6 million (US$5,026.3 million), representing an increase of Rmb 7,071.8 million (US$906.2 million), or 22.0%, from Rmb 32,153.8 million in 2005.

The increase in cash was primarily due to an increase in profit before tax of Rmb 7,822.3 million (US$1,002.3 million), an increase in depreciation, depletion and amortization expenses of Rmb 968.5 million (US$124.1 million), an increase in finance costs of Rmb 1,001.3 million (US$128.3 million), an increase in provision for dismantlement of Rmb 219.4 million (US$28.1 million), and an increase in impairment losses related to property, plant and equipment of Rmb 162.2 million (US$20.8 million).

Increase of cash flow was also partially offset by an increase of income tax paid of Rmb 3,025.1 million (US$387.6 million), an increase in short term investment income to be received of Rmb 146.8 million (US$18.8 million) and a decrease in the loss on disposal and write off of property, plant and equipment of Rmb 141.2 million (US$18.1 million).

In another aspect, compared with 2005, the increase in operating cash flow was partially attributable to the increase in changes of working capital, mainly due to the increase in changes of current assets from operating activities excluding cash and bank balances of Rmb 146.8 million (US$18.8 million), and a simultaneous decrease in changes of current liabilities from operating activities of Rmb 440.0 million (US$56.4 million).

Capital Expenditures and Investments

Net cash outflow from investing activities in 2006 was Rmb 39,525.6 million (US$5,064.9 million), representing an increase of Rmb 10,176.4 million (US$1,304.0 million) from Rmb 29,349.2 million in 2005.  In line with our use of “successful efforts” method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures and purchases costs of oil and gas properties. Total capital expenditures were Rmb 44,216.6 million (US$5,665.8 million) in 2006, representing an increase of Rmb 26,747.1 million (US$3,427.3 million), or 153.1%, from Rmb 17,469.5 million in 2005.

The capital expenditures in 2006 were mainly comprised of Rmb 23,041.1 million (US$2,952.4 million) for exploration and development  activities, and Rmb 21,175.5 million (US$2,713.4 million) for acquisition of working interests of OML130 and OPL229. Our development expenditures in 2006 related principally to the development of PanYu 30-1, Bozhong 25-1/25-1S, PL19-3 phase II and NanPu 35-2 oil and gas fields.

In addition, cash inflow was attributable to the decrease in time deposits with maturities over three months of Rmb 2,967.2 million (US$380.2 million), and the net cash inflow from the available-for-sale financial assets of Rmb 1,722.2 million (US$220.7 million).

For 2007, we have budgeted approximately US$4.94 billion for capital expenditures, approximately US$359.1 million of which is budgeted for general exploration activities offshore China, approximately US$3,319.1 million of which is budgeted for development activities offshore China and approximately US$1,262.6 million of which is budgeted for our exploration and development activities overseas.

The following table sets forth actual or budgeted capital expenditures on an accrual basis for our key operating areas for the periods indicated.

	Year ended December 31,
	2004(1)	2005(1)	2006(1)	2006(1)	2007(2)
	(RMB million)			(US$ million)
Operating Area:
Bohai Bay
Development	6,308.3	6,911.3	7,995.8	1,024.6	1,703.8
Exploration	615.8	680.3	1,221.3	156.5	189.0
Western South China Sea
Development	757.3	1,301.7	3,759.5	481.7	771.3
Exploration.	570.3	613.3	761.3	97.5	86.2
East China Sea
Development	1,334.2	847.4	77.1	9.9	33.0
Exploration.	139.9	50.8	48.5	6.2	15.2
East South China Sea
Development	2,968.0	4,471.7	2,924.1	374.7	737.6
Exploration	434.5	426.9	121.5	15.6	37.3
Other Offshore China
Development	—	—	—	—	73.4
Exploration	46.3	108.1	61.8	7.9	31.4
Subtotal	13,174.6	15,411.5	16,970.9	2,174.6	3,678.2
Overseas
Development	645.6	2,328.3	6,962.0	892.1	1,099.3
Exploration	137.4	158.2	1,065.0	136.5	163.3
Subtotal	783.0	2,486.5	8,027.0	1,028.6	1,262.6
Total	13,957.6	17,898.0	24,997.9	3,203.2	4,940.8

(1)   Figures for 2004, 2005 and 2006 represent our actual spending for capital expenditure purposes, including expensed exploration costs.
(2)   Figures for 2007 represent our budgeted capital expenditures.

In addition to the budgeted development and exploration expenditures relating to the oil and gas properties described above, we may make additional capital expenditures and investments in these periods consistent with our business strategy.  See “Item 4—Information on the Company—Business Overview—Business Strategy.”  We expect to fund our capital expenditures with our cash flows from operations and our borrowings.

Our ability to maintain and grow our revenues, profit and cash flows depends upon continued capital spending.  We adjust our capital expenditure and investment budget on an annual basis.  Our capital expenditure plans are subject to a number of risks, contingencies and other factors, some of which are beyond our control.  Therefore, our actual future capital expenditures and investments will likely be different from our current planned amounts, and such differences may be significant.  See “Item 3—Key Information—Risk Factors—Risks relating to our business—Our future prospects largely depend on our capital expenditure plans, which are subject to various risks.”

Financing activities

The net cash flow arising from financing activities in 2006 was an inflow of Rmb 6,038.7 million (US$ 773.8 million), while that in 2005 was an outflow of Rmb 7,786.4 million. Compared with 2005, the cash inflow was mainly contributed by bank loan borrowed and proceeds from the issue of new shares in a top-up placing completed in May 2006, which were Rmb 2,413.8 million (US$309.3 million) and Rmb 14,242.8 million (US$1,825.0 million) respectively during the year. The distribution of dividends of Rmb 9,813.7 million (US$1,257.5 million) and the repayment of bank loans of Rmb 807.9 million (US$103.5 million) generated a total cash outflow of Rmb 10,621.5 million (US$1,361.0 million) in 2006.

In 2006, we obtained a bank loan from the Export-Import Bank of China for the purpose of financing the ongoing capital needs of OML130 in Nigeria. The total facility amounted to Rmb 12.8 billion (US$1.6 billion), of which Rmb 500 million (US$64.1 million) has been utilized. These loans are unsecured and bear interest at a rate of 4.05% per annum. These loans have a final maturity of 2016 and are repayable by installments commencing in 2012.

In 2006, we, together with our partners on the Tangguh Liquified Natural Gas Project, borrowed bank loans amounting to approximately US$2.6 billion (Rmb 20.4 billion) for the purpose of financing the Tangguh LNG Project in Indonesia. We shared in these bank loans in proportion to our 16.95688% interest in the project, or approximately US$443.5 million (Rmb 3.5 billion), of which our share of the utilized bank loans amounted to approximately US$248.2 million (Rmb 1.9 billion) as of December 31, 2006. These utilized loans are unsecured, bear interest at LIBOR + 0.23% through 0.26% per annum and have a final maturity of 2017.

We, as guarantor, have delivered a guarantee dated August 7, 2006 in favor of Mizuho Corporate Bank, Ltd., as facility agent for and on behalf of various international commercial banks under a US$1,065.5 million (Rmb 8.3 billion) commercial loan agreement dated as of July 31, 2006 in connection with the Tangguh project in Indonesia. Pursuant to the guarantee, we guarantee the payment obligations of the trustee borrower under the subject loan agreement and are subject to a maximum cap of approximately US$487.9 million (Rmb 3.8 billion).

On May 11, 2006, the Company completed a top-up placing, which involved the issuance and sale by us of 2,272,727,273 new shares to CNOOC (BVI) Limited, one of CNOOC’s wholly owned subsidiaries through which it holds its interests in our company. The net proceeds to us from this issuance of new shares was approximately HK$13.8 billion (US$1.8 billion). See “Item 7 —Major Shareholders and Related Party Transactions—Related Party Transactions—Placing of Existing Shares and Subscription of New Shares.”

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt outstanding as of December 31, 2006. As of the date this annual report is filed, we have not incurred any material long-term debt since December 31, 2006.

	Debt maturities (principal only)
	Original currency			Total Rmb	Total US$
Due by December 31,	US$	JPY	Rmb	equivalents	equivalents
	(in millions, except percentages)
2007	–	271.5	–	17.8	2.3
2008-2010	1,016.6	–	–	7,938.6	1,016.6
2011-2012	551.0	–	500.0	4,802.6	615.0
2013 and beyond	678.7	–	–	5,300.0	678.7
Total	2,246.3	271.5	500.0	18,059.0	2,312.6
Percentage of total debt	97.1%	0.1%	2.8%	100.0%	100.0%
As of May 31, 2007, we had a total U.S. dollar debt of US$2,302.9 million and a total foreign currency debt of US$2,305.2 million.

As of December 31, 2006, we had unutilized banking facilities amounting to approximately Rmb 47,040.9 million (US$6,027.7 million) as compared to Rmb 33,450.8 million as of December 31, 2005.

In 2004, 2005 and 2006, we paid dividends totaling Rmb 6,101.4 million, Rmb 7,772.2 million and Rmb 9,813.7 million (US$1,257.5 million), respectively. The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2007. However, our ability to obtain adequate financing to satisfy our capital expenditure and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets. See “Item 3—Key Information—Risk Factors—Risks relating to our business—Our future prospects largely depend on our capital expenditure plans, which are subject to various risks” and “—We may not be able to obtain external financing that is acceptable to us for business development purposes.”

Employee Benefits

When we became a separate entity as a result of CNOOC’s reorganization in October 1999, CNOOC retained all liabilities for retirement benefits for its employees, both former and current, who had not been transferred to us. As compensation for CNOOC’s retention of liabilities for retirement benefits payable to approximately 7,000 retired CNOOC employees who were previously engaged in the oil and gas business that was transferred to us in the reorganization, we made a one-time payment to CNOOC of Rmb 1,660.0 million in 2001.

All of our full-time employees in the PRC are covered by a government-regulated pension plan and are entitled to an annual pension at their retirement dates. The PRC government is responsible for the pension liabilities to these retired employees under this government pension plan. The actual pension payable to each retiree is subject to a formula based on the status of the individual pension account, general salary and inflation movements. We are required to make annual contributions to the government pension plan at rates ranging from 11% to 22% of our employees’ salaries. The related pension costs are expensed as incurred.

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

Holding Company Structure

We are a holding company. Our entire petroleum exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly foreign-owned enterprise in the PRC. Our entire petroleum exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands. International sales of crude oil are conducted by China Offshore Oil (Singapore) International Pte. Ltd., our wholly owned subsidiary incorporated in Singapore. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation. For example, legal restrictions in the PRC permit payment of dividends only out of profit determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, CNOOC China Limited is required to set aside a portion of its profit each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall national deflation rate of 1.2% in 2003, an overall inflation rate of 3.9% in 2004, an overall inflation rate of 1.8% in 2005 and an overall inflation rate of 1.5% in 2006. Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain material respects from U.S. GAAP. These differences relate primarily to the treatment of impairment of long-lived assets and the treatment for convertible bonds. For differences between Hong Kong GAAP and U.S. GAAP that affect our profit or shareholders’ equity, please refer to note 38 to our consolidated financial statements included elsewhere in this annual report.

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

Our PRC subsidiary, absent exemptions, is subject to enterprise income tax at the rate of 33%. Following the October 1999 reorganization, our PRC subsidiary became a wholly foreign owned enterprise and accordingly was exempted from 3% local surcharges, reducing its enterprise income tax rate to the current rate of 30%. The PRC enterprise income tax is levied based on taxable income including income from operations as well as other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP. Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

•	production taxes equal to 5% of independent production and production under production sharing contracts;

•	export tariffs on crude oil of 5%, levied beginning November 1, 2006; and

•	business tax of 3% to 5% on other income

In March 2007, the National People’s Congress of the PRC adopted new tax legislation, the PRC Corporate Income Tax Law, which will be effective beginning on January 1, 2008. This new tax legislation introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

Our subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at the rate of 10% and 20% for its oil trading activities and other income-generating activities, respectively.

Our subsidiaries owning interests in oil and gas properties in the Malacca Strait in Indonesia are subject to corporate and dividend tax at the rate of 44%.

Certain of our oil and gas interests in Indonesia are held through Labuan incorporated companies. Labuan incorporated companies enjoy certain current reduced tax rates provided by the tax treaty between Indonesia and Malaysia. According to the current tax treaty between Indonesia and Malaysia, the our subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875% . In May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from 43.125% to 48% and from 51.875% to 56% respectively. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It is still uncertain when the ratification will be completed by the two countries as at 31 December 2006.

Our subsidiary owning interests in oil and gas properties in North West Shelf project in Australia is subject to income tax at the rate of 30%. All of our other subsidiaries are not subject to any income taxes in their respective jurisdictions for the years presented.

We calculate deferred taxation to account for temporary differences between our tax bases, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting bases, which is prepared in accordance with applicable financial reporting requirements. Major temporary differences include accelerated amortization allowances for oil and gas properties, which are offset in part by provision for dismantlement and a provision for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2004, 2005 and 2006, we had Rmb 6,688.5 million, Rmb 6,827.9 million and Rmb 7,236.2 million (US$927.2 million), respectively, in net deferred tax liabilities. See note 13 to our consolidated financial statements included elsewhere in this annual report.

Impact of Recently Issued Accounting Standards

U.S. GAAP

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 155 (“SFAS No. 155”) “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 clarifies certain issues relating to embedded derivatives and beneficial interests in securitized financial assets, including permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, eliminating the prohibition on a qualifying special-purpose entity from holding certain derivative instruments, and providing clarification that concentrations of credit risk in the form of subordination are not embedded derivatives. The provisions of SFAS No. 155 are effective for all financial instruments acquired or issued after fiscal years beginning after September 15, 2006. We do not believe the adoption of SFAS No. 155 will have a material effect on our financial position cash flows or results of operations.

In 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The statement provides enhanced guidance for using fair value to measure assets and liabilities. We do not believe the adoption of SFAS No. 157 will have a material effect on our financial position cash flows or results of operations.

In 2006, the FASB issued FASB Interpretation (“FIN”) 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” which is effective for fiscal years beginning after December 15, 2006. The statement clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under the SEC’s rule, FIN 48 is effective for the Company’s financial statements issued for fiscal years beginning on January 1, 2007. We will apply this new rule and assess our uncertainty in income taxes in 2007. We do not believe the adoption of FIN48 will have a material effect on our financial position cash flows or results of operations.

In 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Under the SEC’s rule, SFAS 159 is effective for the financial statements issued for fiscal years beginning on January 1, 2008. We do not believe the adoption of FASB159 will have a material effect on our financial position cash flows or results of operations.

Hong Kong GAAP

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs, some of which were mandatory for financial statements for annual periods beginning on January 1, 2006.  The adoption of these new and revised Hong Kong Financial Reporting Standards, amendments and interpretation did not have a material impact on our results of operations or financial position.

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after January 1, 2007. We have not early applied these HKFRSs in our consolidated financials statements included in this annual report. We are in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, we have concluded that while certain new or revised HKFRSs may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on our results of operations and financial position.

For details, please refer to note 2.1 to our consolidated financial statements included elsewhere in this annual report.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4—Information on the Company—Business Overview—Research and Development” and “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Original Categories of Connected Transactions—Research and Development Services.”

D.	TREND INFORMATION

Crude oil price is a major driver of our results of operation. We price our crude oil with reference to the international crude oil prices, which have fluctuated considerably over the years. On January 3, 2006 the international benchmark crude oil, West Texas Intermediate, was US$63.14 per barrel. As of May 31, 2007, it was US$64.01 per barrel. In addition, continued political and economic uncertainties in the Middle East and threat of terrorism worldwide raise concerns about the security and availability of ample supplies to meet growing demand. It is expected that crude oil prices will remain relatively high in 2007. For more information about crude oil prices, see “Item 3—Key Information—Risk Factors—Risks relating to our business—Our business, revenues and profits fluctuate with changes in oil and gas prices,” “Item 4—Information on the Company—Business Overview—Sales and Marketing—Sales of Crude Oil—Pricing,” and “Item 5—Operating and Financial Review and Prospects—Operating Results—Results of Operations—2006 versus 2005.”

In additional to crude oil, natural gas is becoming an increasingly important part of our business. The Chinese government promotes the use of natural gas as a clean and efficient fuel. Demand for natural gas in the PRC is likely to increase significantly. We have expanded and will continue to expand our natural gas business and intend to exploit our natural gas reserves to meet growing demand for natural gas. For more information about our natural gas business, see “Item 3—Key Information—Risk Factors—Risks relating to our business—Any failure to implement our natural gas business strategy may adversely affect our business and financial position,” “Item 3—Key Information—Risk Factors—Risks relating to our business —The infrastructure and demand for natural gas in the PRC may proceed at a slower pace than our planned increase in production,” and “Item 4—Information on the Company—Business Overview—Competitive Strengths—Strategic Position in China’s Growing Natural Gas Market.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations for the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Long-term debt obligations	20,341,829	17,816	10,190,300	294,376	9,839,337
Operating lease obligations	1,574,699	347,077	570,311	283,587	373,724
Provision for dismantlement	5,412,581	—	—	—	5,412,581
Total	27,329,109	364,893	10,760,611	577,963	15,625,642

As of December 31, 2006, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2006	2005
	Rmb’000	Rmb’000
Contracted, but not provided for	11,857,620	7,511,100
Authorized, but not contracted for	30,029,132	23,736,582

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

In accordance with Hong Kong law and our Articles of Association, our affairs are managed by our Board of Directors. The Board of Directors has 12 members, including five Independent Non-executive Directors.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position
Chengyu Fu	1951	Chairman of Board of Directors, Executive Director and Chief Executive Officer

Shouwei Zhou	1950	Executive Director and President

Guangqi Wu	1957	Executive Director and Compliance Officer

Hua Yang	1961	Executive Director, Executive Vice President and Chief Financial Officer

Han Luo	1953	Non-executive Director

Xinghe Cao	1949	Non-executive Director

Zhenfang Wu	1952	Non-executive Director

Edgar W.K. Cheng	1943	Independent Non-executive Director (since May 24, 2006)

Sung Hong Chiu	1947	Independent Non-executive Director

Evert Henkes	1943	Independent Non-executive Director

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Xin Kang	1974	Company Secretary (since April 25, 2007)

Jian Liu	1958	Executive Vice President

Wei Chen	1958	Senior Vice President and General Director of CNOOC China Limited Beijing Research Center

Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited Shanghai Branch

Bi Chen	1961	Vice President and General Manager of CNOOC China Limited Tianjin Branch

Weilin Zhu	1956	Vice President and General Manager of Exploration Department

Mingcai Zhu	1956	Vice President and President of CNOOC International Limited

Zhi Fang	1962	Vice President and President of CNOOC Southeast Asia Ltd.

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

Executive Directors

Chengyu Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master’s degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined CNOOC, our controlling shareholder, in 1982 and has since been appointed as the Chairman of the Management Committee formed through a joint venture between CNOOC, BP Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip. From 1994 to 1995, Mr. Fu was the Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In December 1995, he was appointed as the Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. In 1999, Mr. Fu was appointed as the General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In 2000, Mr. Fu was appointed as the Vice President of CNOOC. Subsequently, he was appointed as our Executive Vice President, President and Chief Operating Officer in 2001. In August 2002 he became the Chairman and Chief Executive Officer of China Oilfield Services Limited (“COSL”), a company listed on The Stock Exchange of Hong Kong Limited and a subsidiary of CNOOC. In November 2003, Mr. Fu resigned from his Chief Executive Officer position in COSL. Mr. Fu served as the Chairman of the Board of Directors of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. In October 2003, Mr. Fu was appointed as the President of CNOOC. He was also appointed as our Chairman of the Board of Directors and Chief Executive Officer with effect from October 16, 2003. He also serves as the Chairman of the Board of Directors of CNOOC China Limited and CNOOC International Limited, both being our subsidiaries. He became an independent director of Suntech Power Holdings Co., Ltd., a NYSE-listed company on December 14, 2005. Mr. Fu was appointed as our Executive Director with effect from August 23, 1999.

Shouwei Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as our Executive Vice President in September 1999 and our President in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both being our subsidiaries. He also serves as the Chairman of CNOOC Southeast Asia Limited, our wholly owned subsidiary since April 2003. Mr. Zhou became the chairman of Offshore Oil Engineering Company Limited, a listed company in Shanghai Stock Exchange and a subsidiary of CNOOC, on December 6, 2003. Mr. Zhou was appointed as our Executive Director with effect from August 23, 1999.

Guangqi Wu is a geologist and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master’s degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. He became the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, in 1994. Mr. Wu was appointed as Director of the Administration Department of CNOOC in 1995 and became the Director of the Ideology Affairs Department of CNOOC in 2001. Mr. Wu was appointed Assistant President in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and our Compliance Officer since June 1, 2005. Mr. Wu was appointed as our Executive Director with effect from June 1, 2005.

Hua Yang is an engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 25 years’ experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department, the Project Manager and Team Leaders. Mr. Yang spent his second-fourteen year with international business, corporate finance and capital market in our Company and its subsidiaries. From 1993 to 1999, he served as our Deputy Chief Geologist, our Deputy Director and our Acting Director for Overseas Development Department and the Vice President of CNOOC International Limited, our wholly owned subsidiary. In 1999, he became our Senior Vice President and then became our Executive Vice President in December 2005. From 2002 to 2003, Mr. Yang was the Director and President of CNOOC Southeast Asia Limited, our wholly owned subsidiary. He was appointed as our Chief Financial Officer with effect from January 1, 2005. He also serves as the Director of CNOOC International Limited. He was appointed as an Assistant President of CNOOC on November 8, 2006. Mr. Yang was appointed as our Executive Director with effect from August 31, 2005.

Non-executive Directors

Han Luo received a doctorate degree from the Petroleum University in China. He has over 30 years of experience in the oil industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of China Offshore Oil East China Sea Corporation, a subsidiary of CNOOC. In 1999, he served as the General Manager of CNOOC China Limited’s Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He also serves as the Chairman of the Board of Directors of Zhonghai Trust & Investment Co., Ltd., a subsidiary of CNOOC, and the Director of CNOOC China Limited, our subsidiary. Mr. Luo was appointed as our Executive Director with effect from December 20, 2000 and was redesignated from Executive Director to Non-executive Director with effect from September 1, 2006.

Xinghe Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied for MBA in Capital University of Economics and Business. Mr. Cao has forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 1996, Mr. Cao worked as Manager of Bohai Oil Commercial Company and later as the Manager of Bohai Oil Transportation Company, both being the subsidiaries of CNOOC. From 1996 to 2003, he worked as Deputy General Manager and General Manager of CNOOC Bohai Corporation successively. From April 2003 to July 2004, Mr. Cao worked as the Assistant President of CNOOC. He became the Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Base Group Limited, a subsidiary of CNOOC. Mr. Cao was appointed as our Executive Director with effect from August 31, 2005 and was redesignated from Executive Director to Non-executive Director with effect from September 1, 2006.

Zhenfang Wu is a senior engineer and graduated with a bachelor’s degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied for EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1982. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation. He became the President of CNOOC Chemical Limited in 2000. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited from 2001 to 2003 and 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC. In August 2004, he became the Vice President of CNOOC. Mr. Wu also serves as the Chairman of Guangdong Dapeng LNG Company Limited and CNOOC Oil & Shell Petrochemicals Company Limited. Mr. Wu also serves as the Chairman and President of CNOOC Oil & Petrochemicals Co., Ltd. and Chairman of CNOOC Gas and Power Limited, both being the subsidiaries of CNOOC. Mr. Wu was appointed as our Executive Director with effect from August 31, 2005 and was redesignated from Executive Director to Non-executive Director with effect from September 1, 2006.

Independent Non-executive Directors

Edgar W.K. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. Dr. Cheng has been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., and Member of the Conference Board’s Global Advisory Council. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991 - 1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996 - 1997). Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He is at present Chairman of the Council of the Chinese University of Hong Kong, the Chairman of the World-Wide Investment Co. Ltd. and a member of the Board of Directors of the Hong Kong Institute for Monetary Research, independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd, a member of The Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development as well as the Vice-Chairman of the Council for Sustainable Development. He is also a member of the 10th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as our Independent Non-executive Director with effect from May 24, 2006.

Sung Hong Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over thirty years’ experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as our Independent Non-executive Director with effect from September 7, 1999.

Evert Henkes served as the CEO of Shell global chemical business from 1998 to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell’s Metals Coordinator, Shell’s Chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, SembCorp Industries Ltd. and Outokumpu Oy, and became a non-executive director of Air Products and Chemicals Inc since July 7, 2006. Mr. Henkes was appointed as our Independent Non-executive Director with effect from September 16, 2003.

Lawrence J. Lau is an economist and graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. Professor Lau joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor of Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He was also awarded the degree of Doctor of Social Sciences, honoris causa, by the Hong Kong University of Science and Technology in 1999 and the degree of Doctor, honoris causa, by Soka University in 2007. Professor Lau has authored, co-authored, or edited five books and published more than one hundred and sixty articles and notes in professional journals. Professor Lau is an Honorary Professor of a large number of universities and institutions in mainland China such as the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Renmin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. In July 2004, Professor Lau assumed office as Vice-Chancellor of The Chinese University of Hong Kong. He currently serves the local community as a member of the Executive Committee of the HKSAR Government’s Commission on Strategic Development, the Advisory Committee of the Independent Commission Against Corruption, and the Steering Committee on Innovation and Technology. He also serves on the Board of Directors of the Hong Kong Science and Technology Park Corporation as an independent non-executive director, as well as those of the Far EasTone Corporation as an independent director and the Shin Kong Financial Holdings Corporation as an independent supervisor, the latter two being listed companies in Taiwan. Professor Lau was appointed as our Independent Non-executive Director with effect from August 31, 2005.

Aloysius Hau Yin Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank, Limited and Linmark Group Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also the chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as our Independent Non-executive Director with effect from June 8, 2005.

Company Secretary

Xin Kang Born in 1974, Ms. Kang is the Company Secretary of CNOOC Limited. She graduated from Peking University Law School. Ms. Kang joined CNOOC in 1997 as a legal advisor. At the end of 2000, Ms. Kang joined CNOOC and Shell Petrochemicals Limited as a legal advisor. Ms. Kang has served as Chief of the Legal Consultation Division of Legal Department at CNOOC and Legal Department at CNOOC Limited since June 2004. She was appointed as the Company Secretary of CNOOC Limited from April 25, 2007.

Other Members of Senior Management

Jian Liu Born in 1958, Mr. Liu is the Executive Vice President of CNOOC Limited. He graduated from Huazhong University of Science and Technology with a B.S. degree and received his MBA degree from Tianjin University in 2000. He is responsible for the management of oil/gas field development and production. Mr. Liu joined CNOOC in 1982. He has served as the manager of CNOOC Bohai Corporation, the Deputy General Manager of the Tianjin Branch, the General Manager of the Zhanjiang Branch and the Senior Vice President and General Manager of the Department of Development and Production at CNOOC Limited. He is also a Director of CNOOC China Limited, CNOOC International Limited, and CNOOC Southeast Asia Limited, which are all subsidiaries of the Company. He was appointed as an Assistant President of CNOOC on November 8, 2006.

Wei Chen Born in 1958, Mr. Chen is a Senior Vice President of CNOOC Limited and General Director of the CNOOC China Limited Beijing Research Center. He received his B.S. degree from Petroleum University and holds an MBA degree from Tsinghua University. He has over 25 years of experience in petroleum exploration and production. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Exploration and Development Department of CNOOC Research Center, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, the Deputy Director of CNOOC Research Center and the General Manager of the Human Resources Department of CNOOC, and the Senior Vice President & General Manager of the Administration Department of CNOOC Limited.

Guohua Zhang Born in 1960, Mr. Zhang is a Senior Vice President of CNOOC Limited and General Manager of CNOOC China limited-Shanghai. He graduated from Qingdao Oceanographic Institute with a B.S. degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Manager of the Exploration Department of China Offshore Oil Nanhai West Corporation, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and General Manager of CNOOC limited Exploration Department.

Bi Chen Born in 1961, Mr. Chen is a Vice President of CNOOC Limited and General Manager of CNOOC China Limited-Tianjin. He graduated from the Development Department of Southwest Petroleum Institute with a Bachelor of Engineering. He received a Master’s degree in Petroleum Engineering Department of Edinburgh Heriot-Watt University in 1988. He has received a degree of Master of Business Administration from Tsinghua University in 2000. Mr. Chen joined CNOOC in 1982. He has served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company,  and Deputy Manager and then General Manager of Development and Production Department of CNOOC Limited.

Weilin Zhu Born in 1956, Mr. Zhu is a Vice President and General Manager of Exploration Department of CNOOC Limited. He graduated from Tongji University with a Ph.D degree. Mr. Zhu joined CNOOC in 1982. He served as the General Geologist of CNOOC Research Center, the Deputy Manager and General Manager of Exploration Department of CNOOC Limited, and the General Manager of the Zhanjiang Branch.

Mingcai Zhu Born in 1956, Mr. Zhu is a Vice President of CNOOC Limited and General Manager of CNOOC International Limited. He graduated from South West Petroleum Institute with B.S. degree and received a MBA degree from the Management School of Lancaster University in UK. Mr. Zhu joined CNOOC in 1985. He has served as the Vice President of CNOOC Bohai Corporation, the General Manager of the Tianjin Branch and the General Manager of the Shenzhen Branch.

Zhi Fang Born in 1962, Mr. Fang is a Vice President of CNOOC Limited and the President of CNOOC Southeast Asia Ltd. and is responsible for the company’s businesses in Indonesia. He graduated from Zhejiang University with a B.S. degree and was conferred a MBA degree by the University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center and Manager of Exploration and Development Department in China National Offshore Oil Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Deputy General Manager and General Manager of CNOOC China Limited Shenzhen Branch during his career in the domestic operations.

B.	COMPENSATION

The aggregate amounts of fees, salaries, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2006 was approximately Rmb 20.3 million (US$2.6 million), while the amount paid to other senior management for the same period was approximately Rmb 12.5 million (US$1.6 million). In addition, under our pension plan for 2006, we set aside an aggregate amount of Rmb 1,109,472 (US$142,165) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management. Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 776,427 (US$99,490) to the pension plan for 2006. Each director’s annual compensation, including fees, salary, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 11 to our consolidated financial statements included elsewhere in this annual report. For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership”. For further details regarding employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

C.	BOARD PRACTICE

Committees

We have established an Audit Committee, a Remuneration Committee and a Nomination Committee. Our Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of our accounts, evaluating our auditing scope and procedures, as well as its internal control systems. The Audit Committee is also responsible for overseeing the operation of the internal monitoring systems, so as to ensure our Board of Directors is able to monitor our overall financial position, to protect our assets, and to prevent major errors or losses resulting from financial reporting. Our Board of Directors is responsible for these systems and appropriate delegations and guidance have been made. The Audit Committee regularly reports to the Board of Directors. Since May 25, 2006, our Audit Committee consists of Mr. Aloysius Hau Yin Tse as the Audit Committee Financial Expert for the purposes of U.S. securities laws and chairman of the Audit Committee, Mr. Sung Hong Chiu and Professor Lawrence J. Lau.

The primary responsibilities of our Remuneration Committee are to review and approve all our Executive Directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans. Since May 25, 2006, our Remuneration Committee consists of three Independent Non-executive Directors (Mr. Sung Hong Chiu, Mr. Evert Henkes, and Mr. Aloysius Hau Yin Tse) and one Non-executive Director (Mr. Xinghe Cao).

The primary responsibilities of our Nomination Committee include nominating candidates for directors subject to our Board of Directors’ approval, conducting routine examination of the structure, scale and composition of our Board of Directors, and review the leadership capabilities of our Directors in order to ensure that we remain competitive. Since May 25, 2006, our Nomination Committee consists of Mr. Han Luo, Dr. Edgar W.K. Cheng and Professor Lawrence J. Lau.

For information on our Audit Committee Financial Expert and our code of ethics, see “Item 16A—Audit Committee Financial Expert,” and “Item 16B—Code of Ethics.”

International Advisory Board

On October 29, 2001, we announced the establishment of an International Advisory Board with globally well-respected political figures and corporate leaders as members. The purpose of the International Advisory Board is to provide the management with strategic advice on world events and macro issues that may impact our development. Chengyu Fu, Chairman of our Board of Directors, is the Chairman of the International Advisory Board.

Set forth below is information on the current members of our International Advisory Board.

Name	Biographical Information

Chengyu Fu	See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Executive Directors.”

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

Simon Murray
Chairman of General Enterprise Management Services (International) Limited (GEMS), a private equity fund management company. Formerly, the Executive Chairman of Asia Pacific for the Deutsche Bank Group, and the Group Managing Director of Hutchison Whampoa Ltd. He is currently a Director of a number of companies that include Arnhold Holdings Ltd., Cheung Kong Holdings Ltd., Hutchison Whampoa Ltd., Orient Overseas (International) Limited, USI Holding Ltd., Compagnie Financiere Richemont SA and Sino-Forest Corporation.

Edward S. Steinfeld
Assistant professor at the MIT Sloan School of Management. He received both his undergraduate and doctoral training at Harvard University. As a China specialist, he has conducted extensive firm-level research in China.

Chas Freeman
Became Chairman of Projects International, Inc. in 1995, after an extensive career in the U.S. Government spanning three decades and numerous senior positions, including U.S. Ambassador to Saudi Arabia and Assistant Secretary of Defense for International Security Affairs. He is currently president of the Middle East Policy Council, co-chair of the U.S. China Policy Foundation, vice-chair of the Atlantic Council, and a trustee of the Institute for Defense Analyses, among numerous other positions. Ambassador Freeman attended the National Autonomous University of Mexico and received his A.B. from Yale University as well as a J.D. from the Harvard Law School. He is the author of two widely circulated books on statecraft and diplomacy: The Diplomat's Dictionary and Arts of Power.

D.	EMPLOYEES

See “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

E.	SHARE OWNERSHIP

We have adopted the following share option schemes for the grant of options to our Directors, senior management and other eligible grantees:

1	Pre-Global Offering Share Option Scheme (as defined below);
2.	2001 Share Option Scheme (as defined below);
3.	2002 Share Option Scheme (as defined below); and
4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of our Board of Directors has, and will, from time to time propose for our Board’s approval the grant of options, including the grantees and the number of share options. The maximum aggregate number of shares (including those that could be substituted for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of our total issued share capital as of December 31, 2005, being the date on which our shareholders approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme

On February 4, 2001, we adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

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

2001 Share Option Scheme

On February 4, 2001, we adopted a share option scheme (the “2001 Share Option Scheme”), for the purposes of recognizing the contribution that certain individuals had made to our company and attracting and retaining the best available personnel to our company. Pursuant to the 2001 Share Option Scheme:

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

According to the amendments to the relevant provisions of Hong Kong Stock Exchange Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on September 1, 2001, no further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme

In June 2002, we adopted a new share option scheme (the “2002 Share Option Scheme”).

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

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of an option will be HK$1.00. The subscription price of a share payable by a grantee upon the exercise of an option is determined by our Directors at their discretion at the date of grant, except that such price shall be at least the highest of:

1.	the nominal value of our share on the date of the grant of the option;

2.	the average closing price of the shares on the HKSE as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant of the option; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s daily quotation sheets on the date of grant of the option.

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

2005 Share Option Scheme

We had undertaken a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved. Accordingly, our Board proposed, and on December 31, 2005, we adopted a new share option scheme (the “2005 Share Option Scheme”) and terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the exercise of such outstanding options.

Under the 2005 Share Option Scheme, our Board has the authority to grant options to subscribe for shares to our directors, officers and employees of our subsidiaries, and any other persons who in sole discretion of our Board have contributed or will contribute to our group. Unless approved by our shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by us, in any 12 months period, must not exceed 1% of the shares in issue.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00.  The subscription price of a share payable by a grantee upon the exercise of an option will be determined by our Directors at their discretion at the date of the grant, except that such price shall be at least the highest of:

1.	the nominal value of our share on the date of the grant of the option;

2.	the average closing price of the shares on the HKSE as stated in daily HKSE’s quotation sheets for the five trading days immediately preceding the date of the grant of the option; and

3.	the closing price of the shares on the HKSE as stated in HKSE’s daily quotation sheet on the date of the grant of the option.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by our Board at the time of grant.  The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of the grant of the options.

On June 14, 2006, the Board of Directors approved a grant of options in respect of 82,320,000 shares to our Directors and Senior Management under the 2005 Share Option Scheme. The exercise price for such options is HK$5.56 per share. The closing market price immediately before the date on which such options were granted was HK$5.30 per share.  Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from June 14, 2006.

On May 25, 2007, our Board of Directors approved a grant of options in respect of 87,222,000 shares to our Directors and Senior Management under the 2005 Share Option Scheme. The exercise price for such options is HK$7.29 per share. The closing market price immediately before the date on which such options were granted was HK$7.43 per share.  Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.     one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2.     one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.     one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from May 25, 2007.

As of May 31, 2007, our Directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2006	Number of shares involved in the options outstanding as of May 31, 2007	Date of Grant	Date of Expiration*	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Directors:
Chengyu Fu	1,750,000	1,750,000	March 12, 2001	March 12, 2011	1.23	1.19
	1,750,000	1,750,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	2,500,000	2,500,000	February 5, 2004	February 5, 2014	3.13	3.152
	3,500,000	3,500,000	August 31, 2005	August 31, 2015	5.75	5.62
	—	3,850,000	June 14, 2006	June 14, 2016	5.30	5.56
	—	4,041,000	May 25, 2007	May 25, 2017	7.43	7.29
Shouwei Zhou	1,400,000	1,400,000	March 12, 2001	March 12, 2011	1.23	1.19
	1,750,000	1,750,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,750,000	1,750,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,750,000	1,750,000	February 5, 2004	February 5, 2014	3.13	3.152
	2,450,000	2,450,000	August 31, 2005	August 31, 2015	5.75	5.62
	—	2,700,000	June 14, 2006	June 14, 2016	5.30	5.56
	—	2,835,000	May 25, 2007	May 25, 2017	7.43	7.29
Guangqi Wu	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	—	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	—	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
Hua Yang	1,150,000	1,150,000	March 12, 2001	March 12, 2011	1.23	1.19
	1,150,000	1,150,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	—	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	—	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
Non-executive Directors:
Han Luo	1,400,000	1,400,000	March 12, 2001	March 12, 2011	1.23	1.19
	1,150,000	1,150,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	—	1,770,000	June 14, 2006	June 14, 2016	5.3	5.56
	—	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
Xinghe Cao	800,000	800,000	August 31, 2005	August 31, 2015	5.75	5.62
	—	1,770,000	June 14, 2006	June 14, 2016	5.3	5.56
	—	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
Zhenfang Wu	800,000	800,000	August 31, 2005	August 31, 2015	5.75	5.62
	—	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	—	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
Independent Non-executive Directors:
Sung Hong Chiu	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
Evert Henkes	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
Kenneth S Courtis**	1,150,000	—	February 5, 2004	February 5, 2014	3.13	3.152

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2006	Number of shares involved in the options outstanding as of May 31, 2007	Date of Grant	Date of Expiration*	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Other Employees In Aggregate:
	6,250,000	6,250,000	March 12, 2001	March 12, 2011	1.23	1.19
	20,300,000	19,649,900	August 27, 2001	August 27, 2011	1.46	1.232
	22,766,600	22,333,200	February 24, 2003	February 24, 2013	2.09	2.108
	31,166,700	29,516,200	February 5, 2004	February 5, 2014	3.13	3.152
	49,500,000	42,080,000	August 31, 2005	August 31, 2015	5.75	5.62
	—	59,580,000	June 14, 2006	June 14, 2016	5.30	5.56
	—	71,061,000	May 25, 2007	May 25, 2017	7.43	7.29
Total	169,063,300	319,961,300

*	The share options are only exercisable by the relevant grantees upon the vesting of such share options. The vesting of our share options is by stage and the details are disclosed above.
**
Dr. Kenneth S. Courtis, who retired as an Independent Non-executive Director with effect from May 24, 2006, following conclusion of our annual general meeting, exercised his right to subscribe for 1,150,000 shares in connection with   options granted under the 2002 Share Option Scheme and the allotment was completed on August 2, 2006, at which time Dr. Kenneth S. Courtis ceased to hold any share options of our company.

As of December 31, 2006, 1,150,000 options granted under our share option schemes have been exercised.  The weighted average closing price of our shares on the day immediately preceding the exercise of the options was HK$6.62.

On May 24, 2006, Dr. Kenneth S. Courtis retired from our Board. He subsequently exercised his options to subscribe for 1,150,000 shares granted under the 2002 Share Option Scheme and currently holds no options with respect to our shares.

The exercise in full of all outstanding share options would, under the present capital structure of the company, result in the issue of 242,399,900 additional ordinary shares, additional share capital of Rmb 4,870,638 and share premium of Rmb 1,000,678,131.  No share options were cancelled during the year ended December 31, 2006.

As of December 31, 2006, we had 242,399,900 share options outstanding under our share option schemes, which represented approximately 0.56% of our shares in issues as of that date.

For further details about our share option schemes, see notes 11 and 29 to our consolidated financial statements included elsewhere in this annual report.

As of May 31, 2007, none of our directors or employees owned 1% or more of our shares including the shares underlying the stock options granted as of that date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of May 31, 2007.

Shareholder	Number of Shares Owned	Percentage
CNOOC(1)	28,772,727,273	66.41%

(1)	CNOOC owns our shares indirectly through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation, Ltd.

As of June 6, 2006, CNOOC’s interest in our company was reduced from approximately 70.64% to approximately 66.41% as a result of placing 2,500,000,000 existing shares to independent investors and subscribing 2,272,727,273 new shares by CNOOC (BVI) Limited.

Our major shareholder listed above does not have voting rights different from our other shareholders.  Except as set forth in the above table, we are not aware of any holders of more than 5% of our shares.  Except as disclosed above, we are not aware of any significant changes in the percentage ownership of our major shareholder over the course of the past three years.  To our knowledge, no arrangements are currently in place that could lead to a change of control of our company.

As of May 31, 2007, 13,913,503 American depositary shares were outstanding in the United States, representing approximately 3.2% of our then outstanding shares.  At such date, the number of registered American depositary share holders in the United States was 22.

B.	RELATED PARTY TRANSACTIONS

Overview

We regularly enter into transactions with related parties, including CNOOC and its subsidiaries and associates, as defined under the Hong Kong Stock Exchange Listing Rules.  Since CNOOC indirectly owns an aggregate of approximately 66.41% of our issued share capital, some of these transactions constitute connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange Listing Rules, and are regulated by the Hong Kong Stock Exchange.

Under the Hong Kong Stock Exchange Listing Rules, many of these connected transactions normally would require full disclosure and the prior approval of our independent shareholders.  However, since the connected transactions are carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable as far as our shareholders are concerned, the Hong Kong Stock Exchange granted us a waiver from strict compliance with requirements of the Hong Kong Stock Exchange Listing Rules for the period from April 3, 2001 through December 31, 2002, after which this waiver was renewed to cover the period from January 1, 2003 to December 31, 2005.  Following the amendments to the Hong Kong Stock Exchange Listing Rules in March 2004, waivers for connected transactions from the Hong Kong Stock Exchange are no longer required, and we are only required to obtain our independent shareholders' approval for such continuing connected transactions.  Accordingly, we obtained independent shareholders' approval at the extraordinary general meetings held on December 31, 2005 for our continuing connected transactions with CNOOC and its subsidiaries and associates for the period from January 1, 2006 to December 31, 2007 using a new categorization.  The continuing connected transactions are categorized into different categories, and each category of connected transactions is subject to annual caps and other conditions as specified below.

Original Categories of Connected Transactions

Connected transactions in respect of which we were granted a waiver for the period from January 1, 2003 to December 31, 2005 consisted of the following eight categories:

•	Contracts with foreign petroleum companies;

•	Trademark license agreements;

•	Lease agreement in respect of the Nanshan terminal;

•	Provision of materials, utilities and ancillary services;

•	Technical services;

•	Research and development services;

•	Lease and property management services; and

•	Sales of crude oil, condensate oil and liquefied petroleum gas.

Waiver Conditions

The waiver granted by the Hong Kong Stock Exchange to us in January 2003 in respect of the connected transactions for the period from January 1, 2003 to December 31, 2005 contains the following typical conditions:

i.	in relation to the connected transactions mentioned above as “Contracts with foreign petroleum companies,” “Trademark license agreements” and “Lease agreement in respect of the Nanshan Terminal,” the transactions and the respective agreements (if any) governing such transactions, must be on terms that are fair and reasonable so far as our shareholders are concerned; and in relation to the connected transactions mentioned above as “Provision of materials, utilities and ancillary services,” “Technical services,” “Research and development services,” “Lease and property management services” and “Sales of crude oil, condensate oil and liquefied petroleum gas,” the transactions and the respective agreements (if any) governing such transactions must be:

	a.	entered into by us in our ordinary and usual course of business;

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

For the purpose of the above review by our auditors, CNOOC undertook to us that it would provide the auditors with access to its relevant accounting records;

v.	the aggregate annual volume of transactions was not to exceed the proposed annual limits set out in the following table:

Transaction	Annual Limit
Materials, utilities and ancillary services supply agreements	10% of our audited consolidated total revenues in the preceding financial year
Technical services	In respect of the three financial years ended December 31, 2005, Rmb 5,853 million, Rmb 7,338 million and Rmb 7,218* million, respectively
Research and development services for particular projects	In respect of the three financial years ended December 31, 2005, Rmb 141 million, Rmb 148 million and Rmb 153 million, respectively
Sales of crude oil, condensate oil and liquefied petroleum gas	In respect of the three financial years ended December 31, 2005, 42%, 56% and 82%, respectively, of our audited consolidated total revenues in the preceding financial year
General research and development services agreement	Rmb 110 million
Lease and management services	Rmb 78 million

* On December 31, 2005, we proposed a revised cap for the category of technical services of continuing connected transactions at the extraordinary general meeting and obtained the approval of our independent shareholders.

vi.       we undertook that if any of the terms of the agreements or arrangements referred to above were altered or if we entered into any new agreements with any connected persons (within the meaning of the Hong Kong Stock Exchange Listing Rules) in the future or if the limits stated in (v) above were exceeded, we would comply with the standard disclosure and shareholder approval provisions in the Hong Kong Stock Exchange Listing Rules unless we applied for and obtained a separate waiver from the Hong Kong Stock Exchange.

New Categories of Continuing Connected Transactions

In order to present a more coherent, logical and understandable picture to shareholders, and also to enable our company to monitor the status of connected transactions following each category more effectively going forward, we adopted a new categorization for continuing connected transactions.  On December 8, 2005, we entered into three comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited and Offshore Oil Engineering Co., Ltd, respectively for the provision (1) by us to CNOOC and/or its associates and (2) by CNOOC and/or its associates to us, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the new categories of continuing connected transactions.  The term of each of the comprehensive framework agreements is for a period of two years from January 1, 2006.  The new categorization and caps for each category of continuing connected transactions were approved by our independent shareholders on December 31, 2005 and are applicable for the period from January 1, 2006 to December 31, 2007.  We further obtained independent shareholers’ approval for amendment of the annual cap on September 29, 2006 with respect to one category.  The new categorization of continuing connected transactions, which are discloseable under the Hong Kong Stock Exchange Listing Rules and applicable to our company for the period from January 1, 2006 to December 31, 2007, are set out below:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us;

•	Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates; and

•	Sales of petroleum and natural gas products by us to CNOOC and/or its associates.

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

•        well site survey;
•        seismic data acquisition and processing;
•        integrated exploration research services;
•        exploration well operation;
•        related technical services on exploration well;
•        tow-boat, transportation and safety services; and
•        other related technical and supporting services.

(b)      Provision of oil and gas development and support services to us. The services provided by CNOOC and/or its associates to us on oil and gas development operations include:

 •        platform survey;
•        drilling and completion well operation;
•        related technical services on drilling and completion;
•        design, construction, installation and tuning of production facilities;
•        shipping transportation;
•        provision of materials;
•        integrated research on development techniques; and
•        other related technical and supporting services.

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

•        integrated research on production techniques;
•        well workover;

•        shipping transportation;
•        oil tanker transportation;
•        provision of materials;
•        maintenance of platform;
•        repair of equipment and pipeline;
•        production operations;
•        oil and gas production labour services;
•        warehousing and storage;
•        lease of equipment and building;
•        road transportation services;
•        telecommunication and network services;
•        wharf services;
•        construction services, including roads, wharf, buildings, factories and water barrier;
•        maintenance and repair of major equipment;
•        medical, childcare and social services;
•        provision of water, electricity and heat;
•        security and fire services;
•        technical training;
•        accommodation;
•        maintenance and repair of buildings;
•        catering services; and
•        other related technical and supporting services.

(d)      Provision of marketing, management and ancillary services to us.  CNOOC and/or its associates provide marketing, administration and management of oil and gas operations and integrated research services to us, as well as other ancillary services relating to the exploration, development, production and research activities to us.  Details of these services are set out below:

•        marketing services;
•        management;
•        staff recruitment;
•        publishing;
•        telecommunications;
•        leases of properties;
•        property management;
•        water, electricity and heat supply;
•        car rental;
•        integrated services such as record keeping, filing, repair of computer, catering and photocopying; and
•        integrated research.

In addition, as part of providing administration and management services to us, CNOOC and/or its associates leased certain premises.  In addition to leasing these properties, CNOOC and/or its associates also provided management services in respect of certain properties leased to us.

Pricing principles for transactions referred to in paragraphs (a) to (d) above:

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its associates to us. In general, the services provided by CNOOC and/or its associates to us are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular product or service ceases to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(i)        state-prescribed prices; or

(ii)       where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)       when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant products or services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

(e)       FPSO vessel lease agreements.  We lease floating production, storage and offloading (FPSO) vessels from COBGL for use in oil and gas production operations at market prices on normal commercial terms which are calculated on a daily basis.  FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by us during the offshore oil and gas production for processing, storage and channelling of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil and gas exploration, development and production.

Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates.

In addition to providing various services to us, CNOOC and/or its associates may also utilise various types of management, facilities and ancillary services, including the supply of materials provided by us from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its associates to us under paragraphs (a) and (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by us to CNOOC and/or its associates include:

•        technical consulting;
•        technology transfer;
•        management;
•        technical research services; and
•        other supporting services.

Sales of petroleum and natural gas products by us to CNOOC and/or its associates.

(a)       Sales of petroleum and natural gas products.  We may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates which engage in downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that an individual sales contract will be entered into from time to time between us and CNOOC and/or its associates in relation to such sales.

(b)       Long term sales of natural gas and liquefied natural gas.  We sell natural gas to CNOOC and/or its associates which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipelines. Due to the size of investment and the fact that sales are usually made to markets proximate to the exploration sites, and that purchasers tend to utilise the natural gas products in areas close to the exploration sites, and in order to ensure the return on the investment from the exploration of natural gas, we will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.  We have also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh of Indonesia and the North West Shelf of Australia.  It is also envisaged that from time to time we may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which we may invest in the future to CNOOC and/or its associates.

Disclosure and/or Independent Shareholders’ approval requirements

Under the Hong Kong Stock Exchange Listing Rules, the following categories amongst the new categories of continuing connected transactions are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Stock Exchange Listing Rules:

•         Marketing, management and ancillary services;
•         FPSO vessel leases; and
•	Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates.

Under the Hong Kong Stock Exchange Listing Rules, the following categories amongst the new categories of continuing connected transactions, or the Non-Exempt Continuing Connected Transactions, are subject to the reporting, announcement and independent shareholders’ approval requirements:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us
(a)               Exploration and support services;
(b)               Oil and gas field development and support services; and
(c)               Oil and gas field production and support services.
•	Sales of petroleum and natural gas products by us to CNOOC and/or its associates
(a)               Sales of petroleum and natural gas products; and
(b)               Long term Sales of natural gas and liquefied natural gas.

We have obtained independent shareholders’ approval at our extraordinary general meeting on December 31, 2005 for the Non-Exempt Continuing Connected Transactions for the period from January 1, 2006 to December 31, 2007.   The annual caps and the conditions are specified as follows:

Category of continuing connected transactions	Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us

(a) Exploration and support services	For the two years ending December 31, 2007, Rmb 2,117 million and Rmb 2,293 million, respectively

(b) Oil and gas field development and support services	For the two years ending December 31, 2007, Rmb 7,628 million and Rmb 10,458 million, respectively

(c) Oil and gas field production and support services	For the two years ending December 31, 2007, Rmb 3,935 million and Rmb 4,132 million, respectively

(d) Marketing, management and ancillary services	For the two years ending December 31, 2007, Rmb 478 million and Rmb 504 million, respectively

(e) FPSO vessel leases	For the two years ending December 31, 2007, Rmb 453 million and Rmb 463 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the two years ending December 31, 2007, Rmb 50 million and Rmb 100 million, respectively

Sales of petroleum and natural gas products by us to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products	For the two years ending December 31, 2007, Rmb 48,806 million and Rmb 63,251 million, respectively*

(b) Long term sales of natural gas and liquefied natural gas	For the two years ending December 31, 2007, Rmb 1,960 million and Rmb 3,599 million, respectively
_____________________
* At the extraordinary general meeting held on December 31, 2005, our independent shareholders approved annual caps of Rmb 33,469 million and Rmb 44,199 million for 2006 and 2007, respectively.  Our independent shareholders subsequently approved the above revised annual caps at the extraordinary general meeting held on September 29, 2006.

The Non-Exempt Continuing Connected Transactions for the year ended December 31, 2006 to which any member of us was a party were entered into by us;
(i)	in the ordinary and usual course of our business;
(ii)	either (a) on normal commercial terms, or (b) if there is no available comparison, on terms no less favourable to us than terms available to or from independent third parties; and

(iii)	in accordance with the relevant agreements governing them on terms that were fair and reasonable so far as our shareholders were concerned and in the interests of our shareholders as a whole.

We confirmed that the annual amount of each category of the Non-Exempt Continuing Connected Transactions for the year ended December 31, 2006 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the Non-Exempt Continuing Connected Transactions.

Transactions with CNOOC Finance Corporation Limited

In addition to the above related party transactions, we also entered into a framework agreement, or the Framework Agreement, with CNOOC Finance Corporation Limited, or CNOOC Finance, on April 8, 2004. Under the Framework Agreement, we utilize the financial services provided by CNOOC Finance, our 31.8% owned associate and a subsidiary of CNOOC. Such services include placing of our cash deposits with CNOOC Finance, settlement services and the provision of loans. The charges levied by CNOOC Finance for the financial services provided to us are based on the pricing policies of CNOOC Finance, which are subject to People’s Bank of China guidelines, including the interest rates, loan rates and other fees.  Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

For the years ended December 31, 2006 and 2005, the maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance Corporation Limited amounted to approximately Rmb 6,395.7 million (US$819.5 million) and Rmb 3,922.5 million, respectively. For the same periods, the interest income earned from deposits in CNOOC Finance Corporation Limited amounted to approximately Rmb 65.5 million (US$8.4 million) and Rmb 58.1 million, respectively.

As of December 31, 2006 and 2005, our balances with CNOOC Finance were unsecured, interest-free and were repayable on demand.

At our extraordinary general meeting held on March 30, 2007, the resolution in respect of the deposit services provided to us by CNOOC Finance and the proposed cap for such services of Rmb 6.8 billion was not passed by our independent shareholders by way of a poll due to an insufficient number of votes in favor of the resolution.  Thus, we will only continue to use the financial services of CNOOC Finance that are exempted from the reporting, announcement and independent shareholders' approval requirement under the Hong Kong Stock Exchange Listing Rules.

Placing of Existing Shares and Subscription of New Shares

Pursuant to a placing agreement dated April 27, 2006, CNOOC (BVI) Limited, one of the wholly owned subsidiaries of CNOOC through which it holds its intersts in our Company, agreed to place 2,500,000,000 of our shares to independent investors at a price of HK$6.15 per share. The placing price represents a discount of approximately 5.38% to the closing price of HK$6.50 per share as quoted on the HKSE on April 26, 2006. The placing price, net of placing commission and other costs and expenses, is approximately HK$6.06 per Share. We entered into a subscription agreement with CNOOC (BVI) Limited on April 27, 2006 to subscribe for 2,272,727,273 new shares. The top-up placing was completed on May 11, 2006 after CNOOC (BVI) Limited subscribed for the 2,272,727,273 new shares at a price of HK$6.15 per share. The net proceeds to us from the issue of new shares was approximately HK$13.78 billion.

In accordance with applicable laws and regulations of the PRC, CNOOC had an obligation to procure CNOOC (BVI) Limited to sell 227,272,727 shares as part of the placing. The State-owned Assets Supervision and Administration Council has approved the allocation of such shares to the National Social Security Fund (NSSF), and pursuant to NSSF’s authorization given to us, such shares was sold by CNOOC (BVI) Limited (acting through us) on behalf of NSSF.

The shares were placed with not less than six placees, who are independent of and not connected with the directors, chief executive or substantial shareholders of CNOOC (BVI) Limited, each member of the Company or any of their respective associates. The net proceeds from the issue of new shares was used by us to finance the continuing capital expenditure requirements in relation to the OML 130 project in offshore Nigeria, as well as general working capital for our operating activities.

For further information regarding related party transactions, see note 27 to our consolidated financial statements included elsewhere in this annual report.

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

Dividend Distribution Policy

The payment of any future dividends will be determined by the Board of Directors, subject to shareholders' approval for all dividends other than interim dividends, based upon, among other things, our future earnings, capital requirements, financial conditions, future prospects and other factors which the Board of Directors may consider relevant.  Our ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by us from our subsidiaries and associates.  Holders of our shares will be entitled to receive such dividends declared by our Board of Directors pro rata according to the amounts paid up or credited as paid up on the shares.  Subject to the factors described above, we currently intend to pursue a dividend policy consistent with other international oil and gas exploration and production companies.

Dividends may be paid only out of our distributable profits as permitted under Hong Kong law, which does not restrict the payment of dividends to nonresident holders of our securities.  To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations.

Holders of our ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our shares, less the fees and expenses payable under the deposit agreement.  Cash dividends will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into U.S. dollars and paid to holders of ADSs. Stock dividends, if any, will be distributed to the depositary and will be distributed by the depositary, in the form of additional ADSs, to holders of the ADSs.

Following the reorganization of CNOOC and our establishment as a separate legal entity in October 1999, we paid a dividend of Rmb 1,045.4 million in 1999 and declared and paid a final dividend of Rmb 6,426.4 million in 2000.  In 2001, 2002 and 2003, we declared and paid dividends totaling Rmb 871.1 million, Rmb 2,265.1 million and Rmb 5,403.7 million, respectively.  In 2004, we declared dividends totaling Rmb 6,101.4 million and paid dividends totaling Rmb 6,091.4 million.  The difference between the amount of dividends declared and paid in 2004 was because we repurchased and canceled some of our shares in 2004.  Out of the total dividends declared and paid in 2004, Rmb 2,617.5 million was attributable to a special interim dividend to replace the 2003 final dividend and final special dividend proposed by our board of directors in 2003.  In 2005, we declared and paid dividends totaling Rmb 7,772.2 million.  In 2006, we declared and paid dividends totaling Rmb 9,813.7 million (US$1,257.5million).  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited.  CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends.  As a wholly foreign owned enterprise in China, CNOOC China has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC.  CNOOC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital.  Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of CNOOC China’s directors, are charged to expense as incurred in the consolidated financial statements, which were prepared under Hong Kong GAAP.  None of CNOOC China’s contributions to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2004, 2005 and 2006, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2004		For the year ended December 31, 2005		For the year ended December 31, 2006
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	10%	1,363.1	10%	2,268.4	10%	2,778.7
Staff and workers’ bonus and welfare fund	—	—	—	—	0.2%	55.6

B.	SIGNIFICANT CHANGES

First Quarter 2007 Financial and Operating Results

During the first quarter of 2007, our unaudited revenues from the sale of oil and gas were Rmb 14.9 billion.  Our daily average crude oil production was 378,734 barrels per day during this period, compared to 383,519 barrels per day in 2006, while our daily average natural gas production was 550 million cubic feet per day, compared to 390 million cubic feet per day in 2006.  The average net realized price of our crude oil was US$52.45 per barrel during the first quarter of 2007, compared to US$58.13 per barrel in 2006, while the average net realized price of our natural gas was US$3.19 per thousand cubic feet, compared to US$3.10 per thousand cubic feet in 2006.

ITEM 9.  THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

We listed our shares on the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange in February 2001.  Our shares are listed on the Hong Kong Stock Exchange under the stock code “883” and our ADSs are listed on the New York Stock Exchange under the symbol “CEO.”  On March 17, 2004, our shareholders approved a five-for-one stock split of our shares.  The stock split was effected by dividing each of our issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each.  The ratio of our American depositary shares listed on the New York Stock Exchange also changed such that each ADS now represents 100 subdivided shares of HK$0.02 each, as opposed to 20 shares of  HK$0.10 each prior to the stock split.  The following table sets forth, for the periods indicated, the high and low closing prices per share, as reported on the Hong Kong Stock Exchange and adjusted retroactively to reflect the stock split, and per ADS, as reported on the New York Stock Exchange.

	Hong Kong Stock Exchange		New York Stock Exchange
Period	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)
2002	2.33	1.48	29.44	19.01
2003	3.54	1.96	42.78	23.83
2004	4.53	2.75	58.73	35.00
2005	6.05	3.80	76.73	48.16
2006	7.39	5.25	94.63	67.19

2005 Financial Quarters
1st Quarter	4.525	3.800	56.34	48.16
2nd Quarter	4.650	3.950	58.78	49.82
3rd Quarter	6.05	4.600	76.73	59.13
4th Quarter	5.60	4.825	71.95	61.70
2006 Financial Quarters
1st Quarter	6.80	5.25	88.03	69.19
2nd Quarter	6.85	5.25	87.90	67.19
3rd Quarter	7.15	6.25	91.78	71.45
4th Quarter	7.39	6.24	94.63	80.58
2007 Financial Quarter
1st Quarter	7.48	6.16	94.27	78.18

Last Six Months
December 2006	7.39	6.76	94.63	87.52
January 2007	7.48	6.64	94.27	84.59
February 2007	6.65	6.30	85.27	78.18
March 2007	6.85	6.16	88.91	78.27
April 2007	6.92	6.71	89.20	85.57
May 2007	7.53	6.81	95.42	86.25
______________

ITEM 10.  ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance of Hong Kong.  Our company registration number in Hong Kong is 685974.  Under section three of our memorandum of association, we have the capacity and the rights, powers and privileges of a natural person and in addition and without limit, we may do anything which we are permitted or required to do by any enactment or rule of law.  The following are summaries of provisions of our memorandum of association and articles of association and the Companies Ordinance (Chapter 32 of the Laws of Hong Kong).  For further details, you should read our memorandum of association, which was filed as an exhibit to our registration statement on Form F-1 (Registration No.333-10862) and our articles of association, as amended, which was filed as an exhibit to our annual report on Form 20-F for the fiscal year of 2005.

Issue of Shares

Under the Hong Kong Companies Ordinance our directors may, without prior approval of the shareholders, offer to allot new shares in our company to existing shareholders pro rata. Our directors may not allot new shares of our company in any other manner without the prior approval of our shareholders in a general meeting. Any approval given at a general meeting shall continue in force from the date of the passing of the resolution until the earliest of:

•	the conclusion of the next annual general meeting;

•	the expiration of the period within which the next annual general meeting is required by any applicable laws or our articles of the association to be held; or

•	the revocation or variation of the authority given under an ordinary resolution of the shareholders, in a general meeting of our company.

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

Dividends

Subject to the Hong Kong Companies Ordinance, the shareholders in a general meeting may declare dividends to be paid to shareholders. However, under our articles of association, dividends cannot be declared in excess of the amount recommended by our board of directors.

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

Winding Up

If we are wound up, the surplus assets remaining after payment to all creditors are to be divided among our shareholders in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets are insufficient to repay the whole of the paid-up capital, they are to be distributed so that the losses are borne by our shareholders in proportion to the capital paid up on the shares held by them respectively. The liquidator may, with the sanction of a special resolution, divide among our shareholders in specie or in kind the whole or any part of our assets or vest any part of our assets in trustees upon such trusts for the benefit of our shareholders or any of them as the resolution shall provide.

Voting Rights

Under the Hong Kong Companies Ordinance, any action to be taken by the shareholders in a general meeting requires the affirmative vote of either an ordinary or a special resolution passed at such meeting.

•	An ordinary resolution is a resolution passed by the majority of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting;

•	A special resolution is a resolution passed by not less than 75% of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting.

Generally, resolutions of shareholders are passed by ordinary resolution. However, the Hong Kong Companies Ordinance provides that some matters may only be passed as special resolutions. These matters include, for example:

•	alteration of the object clause;

•	alteration of the articles;

•	change of a company’s name;

•	reduction of share capital; and

•	voluntary winding up.

Voting at any general meeting is by a show of hands unless a poll is demanded. If voting is by a show of hands, every shareholder who is present at the meeting in person or by proxy has one vote. On a poll, every shareholder who is present in person or by proxy has one vote for every share held or represented by him. A poll may be demanded by:

•	the chairman of the meeting;

•	at least three members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote at the meeting;

•
any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing in the aggregate not less than 10% of the total voting rights of all members having the right to attend and vote at the meeting; or

•
any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than 10% of the total sum paid up on all shares conferring that right.

Any action to be taken by the shareholders requires the affirmative vote of the requisite majority of the shares at a general meeting. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so.

Under Hong Kong law and our memorandum and articles of association, shareholders who are not residents of Hong Kong may hold, vote and transfer their shares in our company in the same manner as our shareholders who are Hong Kong residents.

General Meetings

We are required to hold an annual general meeting each year within fifteen months from the date of our last annual general meeting. We may also hold extraordinary general meetings from time to time. Our board of directors may convene an extraordinary general meeting at will, and shall on requisition in accordance with the Hong Kong Companies Ordinance, proceed to convene an extraordinary general meeting. Our annual general meeting and a meeting called for the purpose of passing a special resolution requires at least twenty-one days’ prior notice, and any other general meeting requires at least fourteen days’ prior notice. The notice must specify the place, day and time of the meeting and, in the case of special business, the general nature of that business. The quorum for a general meeting is two shareholders present in person or by proxy. If within thirty minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition in accordance with the Hong Kong Companies Ordinance, must be dissolved; but in any other case it must stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the chairman of the meeting may determine. If at such adjourned meeting a quorum is not present within thirty minutes from the time appointed for the meeting, the member or members present in person or by proxy shall be a quorum and may transact the business for which the meeting is called.

At each annual general meeting one third of our directors are to retire from office by rotation, save any director holding office as chairman or chief executive officer. The directors to retire every year are to be those who have been longest in office since their last election and the retiring directors will be eligible for re-election.

Modification of Rights

Subject to the Hong Kong Companies Ordinance, any of the rights attaching to any class of shares, unless otherwise provided for by the terms of issue of the shares of that class, may be varied or abrogated with the written consent of the holders of not less than 75% of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

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

•
any contract or arrangement to give security or indemnity to the director or his or her associates for money lent or obligations undertaken by such director or his or her associates at the request of or for the benefit of our company or subsidiaries;

•
any contract or arrangement to give security or indemnity to a third party for our debts or debts of our subsidiaries for which such director or his or her associates assumed responsibility by giving guarantee or security;

•
any contract or arrangement concerning offering of securities by us (or any company which we may promote or be interested in purchasing) for which the director or his or her associates participate in the underwriting or sub-underwriting;

•	any contract or arrangement in which the director or his or her associates are interested only by virtue of their interest in our securities;

•
any contract or arrangement concerning any other company in which the director or his or her associates are interested as an officer or executive or a shareholder in which the director or his or her associates are beneficially interested in shares of that company other than a company in which they in aggregate beneficially own more than 5% of the issued shares of any class or voting rights;

•
any proposal or arrangement concerning employee benefits that do not provide privileges to our directors or their associates, including employee share schemes and retirement, death or disability benefits schemes; and

•
any proposal or arrangement concerning the adoption, modification or operation of any employees’ share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our employees or employees of our subsidiaries under which the director or his or her associates may benefit.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts in the last two years other than in the ordinary course of business and other than those described in Item 4―Information on the Company, Item 7―Major Shareholders and Related Party Transactions―Related Party Transactions or elsewhere in this Form 20-F.

D.	EXCHANGE CONTROLS

A portion of our Renminbi revenue may need to be converted into other currencies by our wholly owned principal operating subsidiary in the PRC, CNOOC China Limited, to meet our foreign currency obligations. We have substantial requirements for foreign currency, including:

•	debt service on foreign currency denominated debt;

•	overseas acquisitions of oil and gas properties;

•	purchases of imported equipment; and

•	payment of dividends declared in respect of shares held by international investors.

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

In the past decade, the PRC government’s policies of maintaining a stable exchange rate and ample foreign reserves have contributed to the stability of the Renminbi. On July 21, 2005, China reformed its exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The Renminbi is no longer pegged to the U.S. dollar. From that day to December 31, 2006, the Renminbi has appreciated by approximately 5.65% against the U.S. dollar.

However, we cannot predict when the PRC government will allow free conversion of Renminbi into foreign currencies. Changes in the PRC government’s currency policies may lead to further fluctuations in the exchange rates for the conversion of Renminbi into foreign currencies, which could have an uncertain effect on our business and operating results. Since the benchmark oil and gas prices are usually in U.S. dollars, our oil and gas sales may decrease due to the depreciation of U.S. dollars against Renminbi. On the other hand, the depreciation of U.S. dollars against Remminbi will also decrease our costs for imported equipment and materials, most of which are denominated in U.S. dollars. In addition, our debt repayment will decrease since 97.1% of our debts are also denominated in U.S. dollars. Except for our Yen-denominated debts, we do not hedge exchange rate fluctuations between the Renminbi and foreign currencies. For further information on foreign exchange risks, foreign exchange rates and hedging activities, see “Item 3—Key Information—Selected Financial Data” and “Item 11—Qualitative and Quantitative Disclosure about Market Risk.”

E.	TAXATION

The taxation of income and capital gains of holders of our shares or ADSs is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of our shares or ADSs are resident or otherwise subject to tax. The following is a summary of taxation provisions that are anticipated to be material based on current law and practice, is subject to change and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in our shares or ADSs. In particular, the discussion does not address the tax consequences under state, local or other laws, such as non-Hong Kong or non-U.S. federal laws. Accordingly, we urge you to consult your tax adviser regarding the tax consequences of an investment in our shares and ADSs. The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to changes. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

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

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1.00 per HK$1,000 or part thereof on the higher of the consideration for or the value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of shares. A total of HK$2.00 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares. The withdrawal of shares upon the surrender of ADRs, and the issuance of ADRs upon the deposit of shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit does not result in a change in the beneficial ownership of the shares under Hong Kong law. The issuance of the ADRs upon the deposit of shares issued directly to the depositary or for the account of the depositary does not incur stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

The shares are Hong Kong property under Hong Kong law, and accordingly such shares may be subject to estate duty on the death of the beneficial owner of such shares, regardless of the owner’s residence, citizenship or domicile. We cannot assure that the Hong Kong Inland Revenue Department will not treat the ADRs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADR even if the ADRs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and a maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million. The Hong Kong Government is considering abolishing estate duty in Hong Kong.

United States

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of purchasing, owning and disposing of ADSs or shares by U.S. Holders (as defined below), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to acquire such ADSs or shares. This discussion does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold shares as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities or foreign currencies;
•	persons holding ADSs or shares as part of a hedge, straddle, conversion or other integrated transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt organizations; or
•	persons holding ADSs or shares that own or are deemed to own 10% or more of our voting stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. Prospective investors should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of ADSs or shares in their particular circumstances.

As used herein, a ‘‘U.S. Holder’’ is a beneficial owner of ADSs or shares that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate holders, described below, could be affected by actions taken by parties to whom the ADSs are released.

This discussion assumes that the we were not, and will not become, a passive foreign investment company (“PFIC”), as described below.

Taxation of Distributions

Distributions received by a U.S. Holder on ADSs or shares, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the Hong Kong dollar distribution, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (or, in the case of shares, received by the holder), regardless of whether the payment is converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of Hong Kong dollar, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. Non-corporate U.S. resident shareholders should consult their own tax advisers to determine whether the favorable rates may apply to dividends they receive from us and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Sale and Other Disposition of Shares

A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of ADSs or shares, which will be long-term capital gain or loss if the holder has held such ADSs or shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the sale or other disposition (as determined in U.S. dollars) and such holder’s tax basis in the ADSs or shares (as determined in U.S. dollars). Any gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2006 and does not expect to become one in the foreseeable future. In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, certain adverse U.S. federal income tax rules would apply on a disposition (including a pledge) of ADSs or shares by the U.S. Holder. In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act and accordingly file reports and other information with the Securities and Exchange Commission. You may inspect and copy our reports and other information we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission. Copies of such material may also be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549. Please call 1-800-SEC-0330 for information on the location and operation of the Securities and Exchange Commission’s public reference facilities. Our filings with the Securities and Exchange Commission are also available to the public over the internet at its website at http://www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Commodity Price Risks

We are exposed to fluctuations in prices of crude oil and natural gas. International oil and gas prices are volatile and this volatility has a significant effect on our net sales and profit. We do not hedge market risk resulting from fluctuations in oil and gas prices. See “Item 4—Information on the Company—Business Overview—Overview” and “Item 3—Key Information—Risk Factors—Risks relating to our business—Our business, revenues and profits fluctuate with changes in oil and gas prices.”

Currency Risk

Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. In the last ten years, the PRC government’s policy of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. The Renminbi is no longer pegged to the U.S. dollar. From that day to May 31, 2007, the Renminbi appreciated about 8.18% against the U.S. dollar. However, the Chinese government has not yet determined if or when the exchange rate will be deregulated. Since the benchmark oil and gas prices are usually in U.S. dollars, the appreciation of Renminbi against U.S. dollars will decrease our revenues derived from oil and gas sales while such effects may be partially offset by decreases in the costs of imported equipment and materials denominated in U.S. dollars and our debt denominated in U.S. dollars, which constituted 97.1% of our outstanding debt as of December 31, 2006.

As of December 31, 2006, the balance of our Yen-denominated loans was only Rmb 17.8 million. Since we have hedged our Yen loans against foreign currency swaps, we do not expect any exchange risk relating to Japanese Yen in the future.

For a discussion of our currency risk, see “Item 3—Key Information—Risk Factors—Risks relating to the PRC— Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition.”

Interest Rate Risk

We are exposed to interest rate risk arising from our loans. An upward fluctuation in interest rates increases the cost of new debt and the cost of servicing our floating rate debt. We may use interest rate swap transactions, from time to time, to hedge our interest rate exposure when considered appropriate, based on existing and anticipated market conditions.

As of December 31, 2006, the interest rates for 89.0% of our outstanding debts were fixed. The term of the weighted average balance was approximately 7.3 years. The average interest rate payable by us is considered to be favorable in an enviroment of rising interest rates. We do not currently engage in any interest rate hedging activities.

The following table sets forth additional information about the expected maturity dates of our outstanding debt as of December 31, 2006.

								Fair value
						2012		as of
						and		December
	2007	2008	2009	2010	2011	after	Total	31, 2006
	(Rmb in millions, except percentages)
Long-term debt, including current portion
Fixed rate	17.8	—	—	—	—	500.0	517.8	512.0
Average interest rate	4.051%	4.050%	4.050%	4.050%	4.050%	4.050%	—	—

Long-term debt, including current portion
Floating rate	—	—	17.3	112.6	181.8	1,626.5	1,938.2	1,938.2
Interest rate	LIBOR +	LIBOR +	LIBOR +	LIBOR +	LIBOR +	LIBOR +	—	—
	0.23%	0.23%	0.23%	0.23%	0.23%	0.23%
	~0.26%	~0.26%	~0.26%	~0.26%	~0.26%	~0.26%

Long-term guaranteed notes
Fixed rate	—	—	7,808.7	—	—	7,808.7	15,617.4	17,735.9
Average interest rate	4.938%	4.938%	4.954%	5.663%	5.663%	5.154%	—	—

The above table takes into account our early repayment of certain loans in 2002 and 2003. For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

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

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of the end of the period covered by this annual report on Form 20-F, of the design and operation of CNOOC Limited’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this annual report on Form 20-F, our disclosure controls and procedures were effective to ensure that material information relating to CNOOC Limited and its consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

 (b)           Management’s annual report on internal control over financial reporting

Management of CNOOC Limited is responsible for establishing and maintaining adequate internal control over financial reporting. CNOOC Limited’s internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of CNOOC Limited’s financial statements for external reporting purposes in accordance with HKFRS, and the required reconciliation to US GAAP.

CNOOC Limited’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with HKFRS and the required reconciliation to US GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of CNOOC Limited; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CNOOC Limited’s assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of the end of the 2006 fiscal year, management assessed the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that CNOOC Limited’s internal control over financial reporting as of December 31, 2006 was effective.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which is included in page F-4.

 (c)           Changes in Internal Control over Financial Reporting

There were no changes in CNOOC Limited’s internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or that were reasonably likely to materially affect, CNOOC Limited’s internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Prior to Dr. Kenneth S. Courtis' retirement on May 24, 2006, our Board of Directors had determined that Dr. Kenneth S. Courtis, our Independent Non-executive Director, was an Audit Committee Financial Expert serving on our Audit Committee.  Dr. Courtis was independent as defined in the listing standards of the New York Stock Exchange.  Effective May 25, 2006, Mr. Aloysius Hau Yin Tse has been designated by our Board as an Audit Committee Financial Expert.  Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B.  CODE OF ETHICS

Our board of directors adopted a code of ethics (“Code of Ethics”) on August 28, 2003 to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters.  The Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements.  We reviewed our Code of Ethics and adopted a revised Code of Ethics in 2005, as part of our continuing efforts to improve our corporate governance standards.  The revised Code of Ethics clarified the scope of senior management, and expanded the applicability of prohibitions against insider trading and other market misconduct.

We have provided all our directors and senior officers with a copy of the Code of Ethics and require them to comply with the Code of Ethics, so as to ensure our operations are proper and lawful.  We will take disciplinary actions towards any act which is in breach of the Code of Ethics.  Any change or waiver, explicit or implicit, with respect to our code of ethics, must be disclosed to our shareholders either in our annual report or on our internet website, www.cnoocltd.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountants for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements were Rmb 8.0 million for 2005 and Rmb 10.4 million (US$ 1.3 million) for 2006.

Audit-Related Fees

The aggregate fees billed for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees” were Rmb 2.1 million for 2005 and Rmb 4.7 million (US$ 0.6 million) for 2006.  The audit-related services provided included accounting advice, transaction support services and advisory services in connection with our implementation of Section 404 of the Sarbanes-Oxley Act.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were both nil for 2005 and 2006.

All other fees

The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal year 2005 and 2006.

Audit Committee’s pre-approval policies and procedures

The audit committee under our board of directors is responsible for the appointment, compensation and oversight of the work of our independent auditor. In 2003, our audit committee adopted a policy calling for the audit committee’s pre-approval for the engagement of independent auditor for audit and permitted non-audit services.  Our board of directors has also ratified the policy and procedures.  Under this audit committee policy, proposed services may be pre-approved by the audit committee either on an annual basis or on a case-by-case basis.  Appendices to the audit committee policy set forth (1) the audit, audit-related, tax and other services that may be subject to the general annual pre-approval of the audit committee; (2) non-audit services of a routine and recurring nature that may be subject to specific pre-approval from the audit committee on a case-by-case basis; and (3) a list of prohibited non-audit services.  The audit committee will periodically review and revise these appendices based on its subsequent determinations.  The audit committee policy also provides for procedures to establish annual fee levels or budgets for pre-approved services and ratios between different categories of pre-approved services.  In addition, the audit committee policy contains provisions that deal with compliance, monitoring, reporting and other related matters.

During 2006, all fees for  audit-related services and tax services paid to our principal accountant were approved by the audit committee.  Our principal accountant audited our financial statements for 2006 solely through its full-time, permanent employees, without involvement of its part-time or temporary employees.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

For information regarding purchases of our Shares by CNOOC in the year ended December 31, 2006, See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Placing of Existing Shares and Subscription of New Shares.”

PART  III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages beginning on page F-1 following Item 19.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit Number	Document
1.1
Articles of Association of the Registrant, as amended in 2005, incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).

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

4.9
Transfer Agreement dated September 9, 1999 among CNOOC, Offshore Oil Company Limited, the four PRC subsidiaries and CNOOC’s affiliates regarding the transfer of the rights and obligations of the technical services agreements to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

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

4.25
CNOOC Limited Share Option Scheme adopted on December 31, 2005, incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.26
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

4.32
Framework Agreement dated April 8, 2004 with CNOOC Finance Corporation Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.33
Framework Agreement dated December 8, 2005 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.34
Framework Agreement dated December 8, 2005 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.35
Framework Agreement dated December 8, 2005 with Offshore Oil Engineering Co., Ltd (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.36
Sale and Purchase Agreement, dated January 8, 2006 between CNOOC Exploration  & Production Limited and South Atlantic Petroleum Limited (certain statements, marked with an asterisk in brackets [*], have been omitted from this agreement pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and the omitted materials have been filed separately in paper form with the Securities and Exchange Commission), incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).

8.1	List of Subsidiaries.
10.1
Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).

11.1
Code of Ethics for Directors and Senior Officers, as amended in 2005, incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).

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

CNOOC Limited

By:	/s/ Xin Kang
	Name:	Xin Kang
	Title:	Company Secretary
Date: June 29, 2007

CNOOC LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated balance sheets of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s Board of Directors and management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2005 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Hong Kong (“Hong Kong GAAP”).

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 38 to the consolidated financial statements.

We also have audited, in accordance with the Standards of Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2007 expressed an unqualified opinion thereon.

 /s/ Ernst & Young
Ernst & Young
Certified Public Accountants

Hong Kong
March 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited management’s assessment, included in the “Management’s annual report on internal control over financial reporting” on pages 121 -122, that CNOOC Limited maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CNOOC Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that CNOOC Limited maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CNOOC Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CNOOC Limited as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 of CNOOC Limited and our report dated March 29, 2007 expressed an unqualified opinion thereon.

 /s/ Ernst & Young
Ernst & Young
Certified Public Accountants

Hong Kong
March 29, 2007

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Notes	2004	2005	2006	2006
		RMB’000	RMB’000	RMB’000	US$’000
REVENUE
Oil and gas sales	7,27	36,886,019	53,417,669	67,827,953	8,691,323
Marketing revenues	8	18,191,353	15,901,325	20,964,093	2,686,292
Other income		144,691	136,749	155,238	19,892

		55,222,063	69,455,743	88,947,284	11,397,507
EXPENSES
Operating expenses		(5,070,344)	(5,934,598)	(6,999,184)	(896,860)
Production taxes		(1,725,674)	(2,596,543)	(3,315,661)	(424,861)
Exploration expenses		(1,316,160)	(1,293,687)	(1,705,075)	(218,485)
Depreciation, depletion and amortisation		(5,455,062)	(5,964,740)	(6,933,214)	(888,407)
Dismantlement	28	(201,637)	(252,857)	(472,269)	(60,515)
Special oil gain levy	9	—	—	(3,981,170)	(510,138)
Impairment losses related to property, plant and equipment		—	(90,190)	(252,357)	(32,336)
Crude oil and product purchases	8	(17,963,461)	(15,704,100)	(20,572,935)	(2,636,170)
Selling and administrative expenses		(1,104,348)	(1,370,368)	(1,543,777)	(197,816)
Others		(45,844)	(77,062)	(117,301)	(15,031)

		(32,882,530)	(33,284,145)	(45,892,943)	(5,880,619)

PROFIT FROM OPERATING ACTIVITIES		22,339,533	36,171,598	43,054,341	5,516,888

Interest income		206,872	359,294	781,536	100,144
Financial costs	10	(441,825)	(1,100,532)	(1,832,130)	(234,765)
Exchange gains, net		29,269	287,027	308,382	39,515
Investment income		72,438	247,893	613,028	78,552
Share of profit of associates		344,469	307,075	321,676	41,219
Non-operating income/(expenses), net		519,206	28,579	876,423	112,303

PROFIT BEFORE TAX		23,069,962	36,300,934	44,123,256	5,653,856

Tax	13	(6,930,826)	(10,977,812)	(13,196,313)	(1,690,946)

PROFIT FOR THE YEAR		16,139,136	25,323,122	30,926,943	3,962,910
The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS (CONT’D)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Notes	2004	2005	2006	2006
		RMB’000	RMB’000	RMB’000	US$’000
DIVIDENDS
Special interim dividend declared in place of 2003 final dividend *	14	2,617,526	—	—	—
Interim dividend	14	1,306,451	2,138,128	5,334,091	683,499
Special interim dividend	14	2,177,418	2,138,128	—	—
Proposed final dividend	14	1,310,022	4,250,391	6,001,819	769,060
Proposed special final dividend	14	2,183,371	—	—	—
		9,594,788	8,526,647	11,335,910	1,452,559

DIVIDENDS PER SHARE
Special interim dividend declared in place of 2003 final dividend*	14	RMB0.060	—	—	—
Interim dividend	14	RMB0.030	RMB0.052	RMB0.123	US$0.016
Special interim dividend	14	RMB0.050	RMB0.052	—	—
Proposed final dividend	14	RMB0.030	RMB0.103	RMB0.139	US$0.018
Proposed special final dividend	14	RMB0.050	—	—	—

EARNINGS PER SHARE
Basic	15	RMB0.39	RMB0.62	RMB0.73	US$0.09
Diluted	15	RMB0.39	RMB0.61	RMB0.73	US$0.09

EARNINGS PER ADS
Basic	15	RMB39.31	RMB61.68	RMB72.75	US$9.32
Diluted	15	RMB39.19	RMB61.01	RMB72.64	US$9.31

﹡	The proposed final dividend and special final dividend for 2003 were cancelled and replaced by the special interim dividend declared in 2004.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006

	Notes	2005	2006	2006
		RMB’000	RMB’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment, net	16	66,625,167	103,406,376	13,250,263
Intangible assets	17	1,299,643	1,409,053	180,553
Interests in associates	18	1,401,839	1,543,515	197,783
Available-for-sale financial assets	21	1,017,000	1,017,000	130,316
Total non-current assets		70,343,649	107,375,944	13,758,915

CURRENT ASSETS
Accounts receivable, net	19	5,277,784	5,437,873	696,797
Inventories and supplies	20	1,199,626	1,691,479	216,742
Due from related companies	27	2,099,197	2,340,447	299,900
Other current assets		806,115	2,435,363	312,062
Available-for-sale financial assets	21	13,846,935	12,390,058	1,587,634
Time deposits with maturity over three months	22	12,200,000	9,232,797	1,183,070
Cash and cash equivalents	22,27	8,991,758	14,364,055	1,840,578
Total current assets		44,421,415	47,892,072	6,136,783

TOTAL ASSETS		114,765,064	155,268,016	19,895,698

CURRENT LIABILITIES
Accounts payable	23	2,867,678	4,145,977	531,256
Other payables and accrued liabilities	24	5,206,943	5,481,499	702,387
Current portion of long term bank loans	25	825,674	17,816	2,283
Due to the parent company	27	488,482	456,961	58,554
Due to related companies	27	759,934	1,175,271	150,597
Tax payable	13	3,467,505	3,203,856	410,535
Total current liabilities		13,616,216	14,481,380	1,855,612

NON-CURRENT LIABILITIES
Long term bank loans	25	24,392	2,438,172	312,422
Long term guaranteed notes	26	16,531,780	17,885,841	2,291,852
Provision for dismantlement	28	4,161,663	5,412,581	693,556
Deferred tax liabilities	13	6,827,916	7,236,169	927,226
Total non-current liabilities		27,545,751	32,972,763	4,225,056

EQUITY
Issued capital	29	876,635	923,653	118,355
Reserves	30	72,726,462	106,848,275	13,691,300
		73,603,097	107,771,928	13,809,655
Minority interest	4	—	41,945	5,375
Total equity		73,603,097	107,813,873	13,815,030
TOTAL EQUITY AND LIABILITIES		114,765,064	155,268,016	19,895,698

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

		Share
		premium		Statutory
	Issued	and capital	Cumulative	and non-
	share	redemption	translation	distributive	Other	Retained		Minority	Total
	capital	reserve	reserve	reserves	reserves	earnings	Total	interest	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at January 1, 2004	876,978	20,761,205	22,647	8,050,489	63,502	16,687,040	46,461,861	─	46,461,861

Exchange realignment	─	─	(42,301)	─	─	─	(42,301)	─	(42,301)
Total income and expenses for the year recognised directly in equity	─	─	(42,301)	─	─	─	(42,301)	─	(42,301)
Profit for the year	─	─	─	─	─	16,139,136	16,139,136	─	16,139,136
Total income and expenses for the year	─	─	(42,301)	─	─	16,139,136	16,096,835	─	16,096,835
Repurchases of shares	(392)	─	─	─	─	(60,761)	(61,153)	─	(61,153)
Transfer of reserve upon share repurchases	─	392	─	─	─	(392)	─	─	─
2004 special interim dividend declared in place of 2003 final dividends	─	─	─	─	─	(2,617,526)	(2,617,526)	─	(2,617,526)
2004 interim dividends	─	─	─	─	─	(1,306,451)	(1,306,451)	─	(1,306,451)
2004 special interim dividends	─	─	─	─	─	(2,177,418)	(2,177,418)	─	(2,177,418)
Appropriation to statutory reserve	─	─	─	1,363,121	─	(1,363,121)	─	─	─
Equity-settled share option expenses	─	─	─	─	46,642	─	46,642	─	46,642
Balances at December 31, 2004*	876,586	20,761,597	(19,654)	9,413,610	110,144	25,300,507	56,442,790	─	56,442,790

Balances at January 1, 2005	876,586	20,761,597	(19,654)	9,413,610	110,144	25,300,507	56,442,790	─	56,442,790
Changes in fair value of available-for-sale investments	─	─	─	─	69,069	─	69,069	─	69,069
Exchange realignment	─	─	(493,289)	─	─	─	(493,289)	─	(493,289)
Total income and expenses for the year recognised directly in equity	─	─	(493,289)	─	69,069	─	(424,220)	─	(424,220)
Profit for the year	─	─	─	─	─	25,323,122	25,323,122	─	25,323,122
Total income and expenses for the year	─	─	(493,289)	─	69,069	25,323,122	24,898,902	─	24,898,902
2004 final dividends	─	─	─	─	─	(3,495,962)	(3,495,962)	─	(3,495,962)
2005 interim dividends	─	─	─	─	─	(4,276,256)	(4,276,256)	─	(4,276,256)
Exercise of share options	49	4,451	─	─	─	─	4,500	─	4,500
Appropriation to statutory reserve	─	─	─	2,268,364	─	(2,268,364)	─	─	—
Equity-settled share option expenses	─	─	─	─	29,123	─	29,123	─	29,123
Balances at December 31, 2005*	876,635	20,766,048	(512,943)	11,681,974	208,336	40,583,047	73,603,097	─	73,603,097

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT’D)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

		Share
		premium		Statutory
	Issued	and capital	Cumulative	and non-
	share	redemption	translation	distributive	Other	Retained		Minority	Total
	capital	reserve	reserve	reserves	reserves	earnings	Total	interest	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at January 1, 2006	876,635	20,766,048	(512,943)	11,681,974	208,336	40,583,047	73,603,097	—	73,603,097
Changes in fair value of available-for-sale investments	—	—	—	—	(9,059)	—	(9,059)	—	(9,059)
Exchange realignment	—	—	(1,257,594)	—	—	—	(1,257,594)	—	(1,257,594)
Total income and expenses for the year recognised directly in equity	—	—	(1,257,594)	—	(9,059)	—	(1,266,653)	—	(1,266,653)
Profit for the year	—	—	—	—	—	30,926,943	30,926,943	—	30,926,943
Total income and expenses for the year	—	—	(1,257,594)	─	(9,059)	30,926,943	29,660,290	—	29,660,290
Acquisition of a subsidiary (note 4)	—	—	—	—	—	—	—	41,945	41,945
2005 final dividends	—	—	—	—	—	(4,479,620)	(4,479,620)	—	(4,479,620)
2006 interim dividends	—	—	—	—	—	(5,334,091)	(5,334,091)	—	(5,334,091)
Transfer to/(from) reserve**	—	—	—	5,000,000	—	(5,000,000)	—	—	—
Issue of shares	46,994	14,195,775	—	—	—	—	14,242,769	—	14,242,769
Exercise of share options	24	3,691	—	—	—	—	3,715	—	3,715
Appropriation to statutory reserve	—	—	—	2,778,657	—	(2,778,657)	—	—	—
Equity-settled share option expenses	—	—	—	—	75,768	—	75,768	—	75,768
Balances at December 31, 2006*	923,653	34,965,514	(1,770,537)	19,460,631	275,045	53,917,622	107,771,928	41,945	107,813,873

*	These reserve accounts comprise the consolidated reserves of approximately RMB106,848,275,000 (2005: RMB72,726,462,000, 2004: RMB55,566,204,000) in the consolidated balance sheet.

**
During the year, one of the Company’s subsidiaries, CNOOC China Limited, increased its share capital from RMB15 billion to RMB20 billion through the reinvestment of its retained earnings from prior periods.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Notes	2004	2005	2006	2006
		RMB’000	RMB’000	RMB’000	US$’000
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated from operations	32	29,705,761	41,695,648	50,901,846	6,522,449
Income taxes paid		(7,402,280)	(9,849,454)	(12,874,544)	(1,649,715)
Interest received		206,871	359,294	781,536	100,144
Dividends received from associates		135,000	232,346	180,000	23,065
Investments income received		4,626	45,785	264,134	33,846
Interest paid		(322,118)	(329,797)	(27,376)	(3,508)

Net cash inflow from operating activities		22,327,860	32,153,822	39,225,596	5,026,281

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of and prepayment for oil and gas properties	4	(5,779,140)	(864,007)	(21,175,390)	(2,713,367)
Additions of property, plant and equipment		(12,842,905)	(16,605,548)	(23,041,164)	(2,952,443)
Proceeds from disposals of property, plant and equipment		─	─	1,520	195
Decrease /(Increase) in time deposits with maturity over three months		(6,280,000)	(3,597,000)	2,967,203	380,211
Purchase of available-for-sale financial assets		(5,735,093)	(21,487,478)	(12,281,407)	(1,573,712)
Disposals of available-for-sale financial assets		6,029,946	13,204,817	14,003,627	1,794,391

Net cash outflow from investing activities		(24,607,192)	(29,349,216)	(39,525,611)	(5,064,725)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from new or existing bank loans		─	─	2,413,780	309,296
Net proceeds on issue of shares		─	─	14,242,768	1,825,037
Proceeds from issuance of long term guaranteed notes		8,154,085	─	─	─
Repayment of bank loans		(21,075)	(18,654)	(807,858)	(103,517)
Dividends paid		(6,101,395)	(7,772,218)	(9,813,711)	(1,257,507)
Share repurchases		(61,153)	─	─	─
Proceeds from exercise of share options		─	4,500	3,715	476

Net cash inflow/ (outflow) from financing activities		1,970,462	(7,786,372)	6,038,694	773,785

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		(308,870)	(4,981,766)	5,738,679	735,341

Cash and cash equivalents at beginning of year		14,400,394	14,091,524	8,991,758	1,152,184
Effect of foreign exchange rate changes, net		─	(118,000)	(366,382)	(46,947)

CASH AND CASH EQUIVALENTS AT END OF YEAR		14,091,524	8,991,758	14,364,055	1,840,578

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents		14,091,524	8,991,758	14,364,055	1,840,578

The accompanying notes are an integral part of these financial statements.

 CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

1.     CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on August 20, 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors, the parent and the ultimate holding company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of incorporation/establishment	Nominal value of issued and paid/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, the PRC September 15, 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sale in the PRC
CNOOC International Limited	British Virgin Islands August 23, 1999	US$2	100%	Investment holding
China Offshore Oil (Singapore) International Pte., Ltd.	Singapore May 14, 1993	S$3 million	100%	Sale and marketing of petroleum products outside of the PRC
CNOOC Finance (2002) Limited	British Virgin Islands January 24, 2002	US$1,000	100%	Bond issuance
CNOOC Finance (2003) Limited	British Virgin Islands April 2, 2003	US$1,000	100%	Bond issuance
CNOOC Finance (2004) Limited	British Virgin Islands December 9, 2004	US$1,000	100%	Bond issuance

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

1.     CORPORATE INFORMATION (CONT’D)

Name of entity	Place and date of incorporation/establishment	Nominal value of issued and paid/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries*:

Malacca Petroleum Limited	Bermuda November 2, 1995	US$12,000	100%	Offshore petroleum exploration, development and production in Indonesia
OOGC America, Inc.	State of Delaware, United States of America September 2, 1997	US$1,000	100%	Investment holding
OOGC Malacca Limited	Bermuda November 2, 1995	US$12,000	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Southeast Asia Limited	Bermuda May 16, 1997	US$12,000	100%	Investment holding
CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC SES Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Poleng Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Madura Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Blora Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Onshore petroleum exploration, development and production in Indonesia
CNOOC NWS Private Ltd.	Singapore October 8, 2002	S$1	100%	Offshore petroleum exploration, development and production in Australia

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

1.     CORPORATE INFORMATION (CONT’D)

Name of entity	Place and date of incorporation/establishment	Nominal value of issued and paid/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries* (cont’d):

CNOOC Wiriagar Overseas Ltd.	British Virgin Islands January 15, 2003	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Muturi Ltd.	The Isle of Man February 8, 1996	US$7,780,700	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Exploration &Production Nigeria Limited.	Nigeria January 6, 2006	Naira10,000,000	100%	Offshore petroleum exploration, development and production in Africa
AERD PROJECTS NIGERIA Limited	Nigeria January 28, 2005	Naira10,000,000	92.11%	Offshore petroleum exploration, development and production in Africa

*	Indirectly held through CNOOC International Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

2.1   IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (“HKFRSs”)

The Hong Kong Institute of Certified Public Accountants has issued the following new and amended HKFRSs, which are amendments mandatory for annual periods beginning on or after January 1, 2006:

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 27 Amendment	Consolidated and Separate Financial Statements:
Amendments as a consequence of the Hong Kong
Companies (Amendment) Ordinance 2005
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup
Transactions
HKAS 39 Amendment	The Fair Value Option
HKFRS 1 & 6 Amendments	First-time Adoption of Hong Kong
Financial Reporting Standards and Exploration for
and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HK(IFRIC)-Int 4	Determining whether an Arrangement contains
a Lease

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.1   IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (“HKFRSs”) (CONT’D)

(a)	HKAS 21 Amendment – Net Investment in a Foreign Operation

Upon the adoption of the HKAS 21 Amendment regarding a net investment in a foreign operation, all exchange differences arising from a monetary item that forms part of the Group’s net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements irrespective of the currency in which the monetary item is denominated.

(b)	HKAS 27 Amendments – Consolidated and Separate Financial Statements: Amendments as a consequence of the Companies (Amendment) Ordinance 2005

The adoption of the revised HKAS 27 has resulted in a change in accounting policy relating to the definition of a subsidiary for the purpose of the consolidated financial statements as described in note 3 “Summary of significant accounting policies” below.

(c)	HKAS 39 & HKFRS 4 Amendments – Financial Guarantee Contracts

This amendment has revised the scope of HKAS 39 to require financial guarantee contracts issued that are not considered insurance contracts, to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

(d)	HKAS 39 Amendment – Cash Flow Hedge Accounting of Forecast Intragroup Transactions

This amendment has revised HKAS 39 to permit the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement.

(e)	HKAS 39 Amendment – The Fair Value Option

This amendment has changed the definition of a financial instrument at fair value through profit or loss and has restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement.

(f)	HKFRS 6 – Exploration for and Evaluation of Mineral Resources
HKFRS 6 deals with the accounting for exploration for and evaluation of mineral resources, including oil and gas.

(g)	HK(IFRIC)-Int 4 – Determining Whether an Arrangement contains a Lease
The Group has adopted this interpretation as of January 1, 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied.

The adoption of these new and revised Hong Kong Financial Reporting Standards, amendments and interpretation did not have a material impact on the Group’s results of operations or financial position.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.2   IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in these financial statements. Unless otherwise stated, the following HKFRSs are effective for accounting periods beginning on or after January 1, 2007:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29
Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions

The HKAS 1 Amendment will affect the disclosures about qualitative information about the Group’s objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial statements and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of HKAS 32.

HKFRS 8 shall be applied for annual periods beginning on or after January 1, 2009. The Standard requires the disclosure of information about the operating segments of the Group, the products and services provided by the segments, the geographical areas in which the Group operates, and revenues for the Group’s major customers. This Standard will supercede HKAS 14 Segment Reporting.

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10 and HK(IFRIC)-Int 11 shall be applied for annual periods beginning on or after March 1, 2006, May 1, 2006, June 1, 2006, November 1, 2006 and March 1, 2007 respectively.

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKAS 1 Amendment and HKFRS 7 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on the Group’s results of operations and financial position.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong (“Hong Kong GAAP”) and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention except for available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2006. The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued (if any) and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company’s subsidiaries.

Subsidiaries

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its Board of Directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity’s financial and operating policies.

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

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated income statement and consolidated reserves, respectively. The Group’s interests in associates are stated in the consolidated balance sheet at the Group’s share of net assets under the equity method of accounting, less any impairment losses.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Associates (cont’d)

The results of associates are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

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

Related parties

A party is considered to be related to the Group if:

(a)
the party directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

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

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Impairment of non-financial assets other than goodwill (cont’d)

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the consolidated income statement in the period in which it arises.

Property, plant and equipment and depreciation

Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment.

(i)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expense. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the provision of depreciation, depletion and amortisation. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortised based on the proved developed reserves of respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.

Capitalised acquisition costs of proved properties are amortised by the unit-of-production method on a property-by-property basis computed according to the total estimated units of proved reserves.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Property, plant and equipment and depreciation (cont’d)

(i)	Oil and gas properties (cont’d)

The Group estimates future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with the current legislation and industry practices. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. No market-risk premium has been included in the Company’s calculation of asset retirement obligations balances since no reliable estimate can be made by the Company.

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

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated income statement in the year that the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Research and development costs

All research costs are charged to the consolidated income statement as incurred.

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

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group considers whether a contract contains an embedded derivative when the Group first becomes a party to it. The embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade dates, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or financial guarantee contracts. Gains or losses on investments held for trading or these financial assets are recognised in the income statement.

Where a contract contains one or more embedded derivatives, the entire hybrid contract may be designated as a financial asset at fair value through profit or loss, except where the embedded derivative does not significantly modify the cash flows or it is clear that separation of the embedded derivative is prohibited.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Investments and other financial assets (cont’d)

(a)	Financial assets at fair value through profit or loss (cont’d)
Financial assets may be designated upon initial recognition as at fair value through profit or loss if the following criteria are met:

(i)	the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognising gains or losses on them on a different basis;

(ii)	the assets are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or

(iii)	the financial asset contains an embedded derivative that would need to be separately recorded.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(c)	Held-to-maturity investments
The Group did not hold any financial assets in this category.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other three categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair Value

The fair value of investments that are actively traded in organised financial markets is determined by reference to the quoted market bid price at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement.

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

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot reliably measured has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

        Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement. Impairment losses on equity instruments classified as available-for-sale are not reversed through the consolidated income statement.

Impairment losses on debt instruments are reversed through the consolidated income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; or

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

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables, an amount due to the ultimate holding company and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as through the amortisation process.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Financial guarantee contracts

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially as its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 Provision, Contingent liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

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

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Derivative financial instruments

The Group uses currency swaps, classified as derivative financial instruments, to hedge its risks associated with currency exchange fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the consolidated income statement.

The fair value of currency swap contracts is determined by reference to market values for similar instruments.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Inventories and supplies

Inventories primarily consist of oil and supplies, which mainly consist of items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Supplies are capitalised to property, plant and equipment when used for renewals and betterments of oil and gas properties and have resulted in an increase in the future economic values of oil and gas properties or are recognised as expenses when used.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits with maturity of three months or less which are not restricted to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statement.

Provisions for dismantlement are made based on the present value of the future costs expected to be incurred, on a property-by-property basis, in respect of the Group’s expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement or in equity if it relates to items that are recognised in the same or a different period directly in equity.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Income tax (cont’d)

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

•
where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

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

Revenue recognition (cont’d)

(i)	Oil and gas sales

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and PRC government share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year end oil prices. Settlement will be in kind when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers which contain take-or-pay clauses. The clauses require those customers to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, those customers must pay for the deficiency gas, even though the gas is not taken. Those customers can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until the make-up gas is taken by those customers or the expiry of the contracts.

(ii)	Marketing revenues

Marketing revenues represent the sale of oil purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil through the Company’s subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil sold is included in “crude oil and product purchases”.

(iii)	Other income
Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services have been rendered.

(iv)	Dividend income
Dividend income is recognised when the shareholders’ right to receive payment has been established.

(v)	Interest income
Interest income from deposits placed with banks and other financial instruments is recognized on a time proportion basis taking into account the effective yield on the assets.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Employee benefits

Share-based payment transactions

The Company has adopted share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using a Black-Scholes model, further details of which are given in note 29. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). The cumulative expenses recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Dividends

Final dividends if any proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim and special interim dividends are simultaneously proposed and declared, because the Company’s memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the group that are outstanding during the period, other than the borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised incurred during a period should not exceed the amount of borrowing cost incurred during that period.

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to the borrowing, and amortisation of ancillary costs incurred in connection with arranging the borrowing.

Foreign currencies

These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Foreign currencies (cont’d)

The functional currencies of certain overseas subsidiaries are currencies other than the RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

Repairs and maintenance

Repairs and maintenance are normally charged to the income statement as operating expenses in the period in which they are incurred.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Company is the lessee, rentals payable under the operating leases are charged to the consolidated income statement on the straight-line basis over the lease terms.

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

Use of estimates

The preparation of financial statements in conformity with Hong Kong GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and its future development, purchase price allocation, provision for dismantlement and impairment as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions. Further details are given in notes 3, 16 and 28.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

4.    ACQUISITIONS

(i)
On January 8, 2006, CNOOC Limited signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the offshore Oil Mining License 130 (“OML130”) in Nigeria for US$2.268 billion in cash. On April 20, 2006, the Company completed its acquisition at a total consideration of US$2.268 billion plus a working capital adjustment of US$424 million for financial, operating and capital expenditures. OML130 has not started commercial production.

(ii)
On January 27, 2006, the Group signed an agreement to acquire a 92.1% equity interest in AERD Projects Nigeria Limited, which holds a 38% working interest in the Offshore Oil Prospecting License 229 (“OPL229”) in Nigeria at a consideration of US$60 million. The transaction was completed on December 4, 2006. After the transaction, the Group acquired a 35% working interest in OPL229, which was still in an exploration stage as at December 31, 2006.

5.    PRODUCTION SHARING CONTRACTS

The PRC

For production sharing contracts in relation to offshore China (the “China PSC”), the foreign parties to the China PSC (“foreign partners”) are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective percentage of participating interests.

In general, the Group has the option to take up to 51% participating interests in a China PSC and may exercise such option after the foreign partners have independently undertaken all the exploration costs and risks, completed all the exploration works and made viable commercial discoveries.

After the Group exercises its option to take participating interests in a China PSC, the Group accounts for the oil and gas properties using the proportional method under which the Group recognises its share of development costs, revenues and expenses from such operations according to its participating interest in the China PSC. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners’ share of development costs and revenues and expenses from such operations.

Part of the annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay the value-added tax, currently classified as production tax, to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interest according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners according to their respective participating interests. As the government share oil is not included in the Group’s interest in the annual production, the net sales revenue of the Group do not include the sales revenue of the government share oil.

The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for sale in the PRC market.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

5.    PRODUCTION SHARING CONTRACTS (CONT’D)

Overseas

In certain countries, the Group and the other partners to the overseas production sharing contracts are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

The Group’s net interest in the production sharing contracts in overseas consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and/or the domestic market obligation.

In other countries, the Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, certain percentage of the annual production or revenue will first be distributed to the local government, which, in most of cases, with the nature of royalty, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs can be deductible for the purpose of income tax calculation in accordance with local tax regulations.

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

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses the performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income taxes.

The following table presents revenue, profit and certain assets, liabilities and expenditure information for the Group’s business segments for the years ended December 31, 2004, 2005 and 2006:

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

6.    SEGMENT INFORMATION (CONT’D)

	Independent operations			Production sharing contracts			Trading business			Unallocated			Eliminations			Consolidated
	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sales to external customers:
Oil and gas sales	15,177,621	22,808,733	31,431,976	21,708,398	30,608,936	36,395,977	─	─	─	─	─	─	─	─	─	36,886,019	53,417,669	67,827,953
Marketing revenues	─	─	─	─	─	─	18,191,353	15,901,325	20,964,093	─	─	─	─	─	─	18,191,353	15,901,325	20,964,093
Intersegment revenues	920,669	1,598,171	851,604	2,551,181	7,467,429	11,056,807	─	─	─	─	─	─	(3,471,850)	(9,065,600)	(11,908,411)	─	─	─
Other income	6,139	13,093	19,809	136,942	103,047	89,239	─	─	─	1,610	20,609	46,190	─	─	─	144,691	136,749	155,238
Total	16,104,429	24,419,997	32,303,389	24,396,521	38,179,412	47,542,023	18,191,353	15,901,325	20,964,093	1,610	20,609	46,190	(3,471,850)	(9,065,600)	(11,908,411)	55,222,063	69,455,743	88,947,284
Segment results
Operating expenses	(1,828,614)	(2,095,273)	(2,538,092)	(3,241,730)	(3,839,325)	(4,461,092)	─	─	─	─	─	─	─	─	─	(5,070,344)	(5,934,598)	(6,999,184)
Production taxes	(775,210)	(1,154,771)	(1,606,059)	(950,464)	(1,441,772)	(1,709, 602)	─	─	─	─	─	─	─	─	─	(1,725,674)	(2,596,543)	(3,315,661)
Exploration costs	(1,136,055)	(1,025,993)	(1,296,424)	(180,105)	(267,694)	(408,651)	─	─	─	─	─	─	─	─	─	(1,316,160)	(1,293,687)	(1,705,075)
Depreciation, depletion and amorti-sation	(2,235,064)	(2,554,896)	(2,502,336)	(3,219,998)	(3,409,844)	(4,430,878)	─	─	─	─	─	─	─	─	─	(5,455,062)	(5,964,740)	(6,933,214)
Dismantlement	(117,310)	(152,796)	(242,855)	(84,327)	(100,061)	(229,414)	─	─	─	─	─	─	─	─	─	(201,637)	(252,857)	(472,269)
Special oil gain levy	─	─	(1,928,985)	─	─	(2,052,185)	─	─	─	─	─	─	─	─	─	─	─	(3,981,170)
Impairment loss related to property, plant and equipment	─	(39,494)	(150,399)	─	(50,696)	(101,958)	─	─	─	─	─	─	─	─	─	─	(90,190)	(252,357)
Crude oil and product purchases	(920,669)	(1,598,171)	(851,604)	(2,551,181)	(7,467,429)	(11,056,807)	(17,963,461)	(15,704,100)	(20,572,935)	─	─	─	3,471,850	9,065,600	11,908,411	(17,963,461)	(15,704,100)	(20,572,935)
Selling and administrative expenses	(50,721)	(39,486)	(82,377)	(557,521)	(676,062)	(708,652)	─	─	─	(496,106)	(654,820)	(752,748)	─	─	─	(1,104,348)	(1,370,368)	(1,543,777)
Others	─	─	(6,134)	(45,844)	(77,062)	(101,147)	─	─	─	─	─	(10,020)	─	─	─	(45,844)	(77,062)	(117,301)
Interest income	─	─	─	2,077	7,328	82,747	─	─	─	204,795	351,966	698,789	─	─	─	206,872	359,294	781,536
Finance costs	(135,119)	(183,325)	(200,110)	(64,956)	(94,885)	(112,379)	─	─	─	(241,750)	(822,322)	(1,519,641)	─	─	─	(441,825)	(1,100,532)	(1,832,130)
Exchange gains/(losses), net	─	─	(19)	(15,308)	(5,119)	19,544	─	─	─	44,577	292,146	288,857	─	─	─	29,269	287,027	308,382
Investments income	─	─	─	─	─	─	─	─	─	72,438	247,893	613,028	─	─	─	72,438	247,893	613,028
Share of profit of associates	─	─	─	─	─	─	─	─	─	344,469	307,075	321,676	─	─	─	344,469	307,075	321,676
Non-operating income/(expenses), net	─	─	─	─	─	─	─	─	─	519,206	28,579	876,423	─	─	─	519,206	28,579	876,423
Tax	─	─	─	─	─	─	─	─	─	(6,930,826)	(10,977,812)	(13,196,313)	─	─	─	(6,930,826)	(10,977,812)	(13,196,313)
Profit for the year	8,905,667	15,575,792	20,897,995	13,487,164	20,756,791	22,271,549	227,892	197,225	391,158	(6,481,587)	(11,206,686)	(12,633,759)	─	─	─	16,139,136	25,323,122	30,926,943
Other segment information
Segment assets	21,120,584	25,054,275	34,244,925	37,851,716	51,125,491	76,750,372	1,712,212	2,413,195	1,793,132	31,790,239	34,770,264	40,936,072	─	─	─	92,474,751	113,363,225	153,724,501
Investment in associates	─	─	─	─	─	─	─	─	─	1,327,109	1,401,839	1,543,515	─	─	─	1,327,109	1,401,839	1,543,515
Total assets	21,120,584	25,054,275	34,244,925	37,851,716	51,125,491	76,750,372	1,712,212	2,413,195	1,793,132	33,117,348	36,172,103	42,479,587	─	─	─	93,801,860	114,765,064	155,268,016
Segment liabilities	(3,913,905)	(5,187,124)	(5,505,398)	(11,453,307)	(12,876,516)	(11,105,725)	(809,663)	(667,336)	(304,333)	(21,182,195)	(22,430,991)	(30,538,687)	─	─	─	(37,359,070)	(41,161,967)	(47,454,143)
Capital expenditure	6,309,397	7,806,927	8,839,966	13,145,839	8,914,306	35,673,922	─	─	─	164,775	144,442	128,538	─	─	─	19,620,011	16,865,675	44,642,426

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

6.    SEGMENT INFORMATION (CONT’D)

(b) Geographical segments

The Group mainly engaged in the exploration, development and production of crude oil, natural gas and other petroleum products at offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Canada, Singapore, Myanmar and Nigeria.

In determining the Group’s geographical segments, revenues and results are attributed to the segments based on the location of the Group’s customers, and assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical segment information is presented for revenues as over 84% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain assets and capital expenditure information for the Group’s geographical segments for the years ended December 31, 2004, 2005 and 2006.

	PRC			Africa			South East Asia			Others			Consolidation and Elimination			Total
	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	77,670,497	96,297,414	141,671,505	─	3,296	24,885,876	13,105,457	15,489,010	19,006,251	12,130,370	12,795,292	35,901,096	(9,104,464)	(9,819,948)	(66,196,712)	93,801,860	114,765,064	155,268,016
Capital expenditure	12,014,894	14,496,690	15,794,450	─	─	25,265,423	2,909,877	2,363,233	3,384,807	4,695,240	5,752	197,746	─	─	─	19,620,011	16,865,675	44,642,426

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

7.    OIL AND GAS SALES

	2004	2005	2006
	RMB’000	RMB’000	RMB’000

Gross sales	39,955,702	57,988,465	72,709,179
Less: Royalties	(610,055)	(708,537)	(752,958)
PRC government share oil	(2,459,628)	(3,862,259)	(4,128,268)

	36,886,019	53,417,669	67,827,953

8.    MARKETING PROFIT

	2004	2005	2006
	RMB’000	RMB’000	RMB’000

Marketing revenues	18,191,353	15,901,325	20,964,093
Crude oil and product purchases	(17,963,461)	(15,704,100)	(20,572,935)
	227,892	197,225	391,158

9.    SPECIAL OIL GAIN LEVY

During the year, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purpose and is calculated based on the actual volume of the crude oil entitled.

10.  FINANCE COSTS

	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Interest on bank loans which are:
- repayable within five years	80,829	98,892	51,345
- repayable after five years	—	—	10,631
Interest on other loans (including convertible bonds)	485,812	671,849	907,565
Other borrowing costs	163	3,773	1,535
Total borrowing costs	566,804	774,514	971,076

Less: Amount capitalised in property, plant and equipment (note 16)	(244,686)	(245,987)	(913,175)
	322,118	528,527	57,901
Other finance costs:
Increase in discounted amount of provisions arising from the passage of time (note 28)	119,707	198,945	250,922
Fair value losses on embedded derivative component of convertible bonds	—	373,060	1,523,307
	441,825	1,100,532	1,832,130

The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 6.375% (2005: from 4.1% to 9.2%, 2004: from 4.1% to 9.2%) per annum for the year ended December 31, 2006.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.  DIRECTORS’ REMUNERATION AND SHARE OPTION BENEFITS

Directors’ remuneration and share option benefits, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, are as follows:

	Fees(1) RMB'000	Salaries, allowances and benefits In kind(1) RMB'000	Performance related bonuses RMB'000	Pension scheme contributions RMB'000	Amount paid/payable during the year RMB'000	Share option benefits(4) RMB'000	Total RMB'000
2006
Executive directors:
Chengyu Fu	—	4,361	—	89	4,450	5,184	9,634
Shouwei Zhou	—	3,487	—	81	3,568	3,644	7,212
Guangqi Wu	—	2,385	—	80	2,465	2,196	4,661
Hua Yang	—	2,870	—	79	2,949	2,392	5,341
Subtotal	—	13,103	—	329	13,432	13,416	26,848

Non-executive directors(6):
Han Luo	977	300	—	80	1,357	2,392	3,749
Xinghe Cao	977	300	—	80	1,357	1,538	2,895
Zhenfang Wu	977	300	—	80	1,357	1,538	2,895
Subtotal	2,931	900	—	240	4,071	5,468	9,539

Independent non-executive
directors:
Chiu Sung Hong	977	—	—	—	977	181	1,158
Evert Henks	977	—	—	—	977	181	1,158
Kenneth S. Courtis(2)	407	—	—	—	407	181	588
Tse Hau Yin, Aloysius	977	—	—	—	977	—	977
Lawrence J. Lau(5)	—	—	—	—	—	—	—
Edgar W. K. Cheng(3)	—	—	—	—	—	—	—
Subtotal	3,338	—	—	—	3,338	543	3,881

Total	6,269	14,003	—	569	20,841	19,427	40,268
2005
Executive directors:
Chengyu Fu	—	4,411	—	—	4,411	2,236	6,647
Shouwei Zhou	—	3,519	—	82	3,601	1,653	5,254
Han Luo	—	1,291	—	—	1,291	1,086	2,377
Xinghe Cao	—	430	—	—	430	269	699
Zhenfang Wu	—	430	—	—	430	269	699
Guangqi Wu	—	1,377	—	—	1,377	542	1,919
Hua Yang	—	967	—	22	989	1,086	2,075
Longsheng Jiang	—	563	—	—	563	55	618
Subtotal	—	12,988	—	104	13,092	7,196	20,288

Independent non-executive
directors:
Chiu Sung Hong	619	—	—	—	619	437	1,056
Evert Henks	619	—	—	—	619	437	1,056
Kenneth S Courtis(2)	619	—	—	—	619	437	1,056
Tse Hau Yin, Aloysius	350	—	—	—	350	—	350
Erwin Schurtenberger	153	—	—	—	153	54	207
Lawrence J. Lau(5)	—	—	—	—	—	—	—
Subtotal	2,360	—	—	—	2,360	1,365	3,725

Total	2,360	12,988	—	104	15,452	8,561	24,013

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.   DIRECTORS’ REMUNERATION AND SHARE OPTION BENEFITS (CONT’D)

	Fees(1) RMB'000	Salaries, allowances and benefits In kind(1) RMB'000	Performance related bonuses RMB'000	Pension scheme contributions RMB'000	Amount paid/payable during the year RMB'000	Share option benefits(4) RMB'000	Total RMB'000
2004
Executive directors:
Chengyu Fu	—	3,934	—	—	3,934	2,077	6,011
Han Luo	—	561	—	—	561	1,107	1,668
Shouwei Zhou	—	2,710	—	62	2,772	1,685	4,457
Longsheng Jiang	—	551	—	—	551	1,107	1,658
Subtotal	—	7,756	—	62	7,818	5,976	13,794
Independent non-executive
directors:
Chiu Sung Hong	213	—	—	—	213	808	1,021
Evert Henks	213	—	—	—	213	808	1,021
Kenneth S Courtis	213	—	—	—	213	808	1,021
Erwin Schurtenberger	213	—	—	—	213	808	1,021
Subtotal	852	—	—	—	852	3,232	4,084

Total	852	7,756	—	62	8,670	9,208	17,878

Notes:

(1)	Fees and salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/payable to individual directors.

(2)
Dr. Kenneth S. Courtis, who retired as an independent non-executive director of the Company with effect from May 24, 2006, following the conclusion of the Company’s annual general meeting, exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company and the allotment was completed on August 2, 2006. After that, Dr. Kenneth S. Courtis does not hold any share options of the Company.

(3)
On May 24, 2006, Dr. Edgar W. K. Cheng was elected as an independent non-executive director of the Company by the shareholders at the annual general meeting of the Company. Dr. Edgar W. K. Cheng waived his remuneration in 2006.

(4)
During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 29 to the financial statements. The fair value of such options which have been recognised to the income statement over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above directors’ remuneration disclosures.

(5)	Professor Lawrence J. Lau, appointed as an independent non-executive director of the Company on August 31, 2005, waived his remuneration in 2005 and 2006.

(6)	Effective from September 1, 2006, these directors were re-designated from executive directors to non-executive directors.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

12.  FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2005: three, 2004: Nil) directors and one (2005: two, 2004: five) non-director. Their remuneration and share option benefits are as follows:

	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Basic salaries, allowances and benefits in kind*	20,509	15,843	15,930
Performance related bonuses	4,589	471	808
Pension scheme contributions	1,509	542	370

Amount paid/payable during the year	26,607	16,856	17,108

Share option benefits**	1,107	4,975	15,653
	27,714	21,831	32,761

Number of directors	─	3	4
Number of employees	5	2	1

*	Basic salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/payable to individual employees.

**
During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group, further details of which are included in the disclosures in note 29 to the financial statements. The fair value of such options which have been recognised to the income statement over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above five highest paid employees’ remuneration disclosures.

The number of the five highest paid employees whose remuneration and share option benefits fell within the following bands is as follows:
	Number of employees
	2004	2005	2006
Nil to HK$3,000,000	-	1	-
HK$3,000,001- HK$3,500,000	1	1	-
HK$3,500,001- HK$4,000,000	1	-	-
HK$4,000,001- HK$4,500,000	1	1	-
HK$4,500,001- HK$5,000,000	-	-	1
HK$5,000,001- HK$5,500,000	-	1	1
HK$5,500,001- HK$6,000,000	1	-	1
HK$6,000,001- HK$8,000,000	-	1	1
HK$8,000,001- HK$10,000,000	1	-	1
	5	5	5

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

13.  TAX

       (i)      Income tax

The Group is subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

The Company’s subsidiary in the mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is exempt from the 3% local surcharge and is subject to an enterprise income tax rate of 30% under the prevailing tax rules and regulations.

The Company’s subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income generating activities, respectively. The Company’s subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. According to current tax treaty between Indonesia and Malaysia, the Company’s subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875%. The Company’s subsidiary owning interests in oil and gas properties in North West Shelf Project (“NWS Project”) in Australia is subject to income tax at the rate of 30%. All of the Company’s other subsidiaries are not subject to any income taxes in their respective jurisdictions for the years presented.

Certain of the Group’s oil and gas interests in Indonesia are held through Labuan incorporated companies. Labuan incorporated companies enjoy certain current reduced tax rates provided by the tax treaty between Indonesia and Malaysia. In May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from 43.125% to 48% and from 51.875% to 56% respectively. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It is still uncertain when the ratification will be completed by the two countries as at December 31, 2006.

 An analysis of the provision for tax in the Group’s consolidated income statement was as follows:

	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Overseas
- Current income taxes	755,568	845,390	874,378
- Deferred income taxes	(170,118)	14,907	141,615
PRC
- Current income taxes	6,411,417	9,912,426	11,791,620
- Deferred income taxes	(66,041)	205,089	388,700

Total tax charge for the year	6,930,826	10,977,812	13,196,313

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

13.  TAX (CONT’D)

       (i)    Income tax (cont’d)

A reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group is as follows:

	2004	2005	2006
	%	%	%
Statutory PRC enterprise income tax rate	33.0	33.0	33.0
Effect of tax exemption granted	(3.0)	(3.0)	(3.0)
Effect of different tax rates for the Company and overseas subsidiaries	0.3	0.8	0.8
Tax credit from government	(0.6)	(0.3)	(0.7)
Profit attributes to associates	0.3	(0.3)	(0.2)

Tax charge at the Group’s effective rate	30.0	30.2	29.9

The movements of deferred tax liabilities during the year are as follows:

	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Balance at beginning of the year	5,783,196	6,688,498	6,827,916
Credited to the consolidated income statement during the year	(236,159)	219,996	530,315
Recognised as property, plant and equipment acquired	1,141,461	─	─
Exchange realignment	─	(80,578)	(122,062)
Balance at the end of the year	6,688,498	6,827,916	7,236,169

Principal components of the provision for deferred tax are as follows:

	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Deferred tax assets
Provision for retirement and termination benefits	112,150	98,696	102,521
Provision for dismantlement	926,834	1,248,498	1,623,774
Impairment of property, plant and equipment and write-off of unsuccessful exploratory drillings	869,286	886,402	1,006,260
Overseas tax loss carryforward	─	─	131,441
	1,908,270	2,233,596	2,863,996

Deferred tax liabilities
Accelerated amortisation allowance for oil and gas properties	(8,596,768)	(9,061,512)	(10,011,208)
Others	─	─	(88,957)
	(8,596,768)	(9,061,512)	(10,100,165)

Net deferred tax liabilities	(6,688,498)	(6,827,916)	(7,236,169)

As at December 31, 2006, there was no significant unrecognised deferred tax liability (2005 and 2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries and associates as the Group had no liability to additional tax should such amounts be remitted.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

13.   TAX (CONT’D)

        (i)   Income tax (cont’d)

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

        (ii)   Other taxes

The Company’s PRC subsidiary pays the following other taxes:

—	Production taxes equal to 5% of independent production and production under production sharing contracts;

—	Export tariffs at a rate of 5% are levied on petroleum oils by The General Administration of Customs as from November 1, 2006; and

—	Business tax at rates of 3% to 5% on other income.

14.   DIVIDENDS

On August 29, 2006, the Board of Directors declared an interim dividend of HK$0.12 per share (equivalent to approximately RMB0.12 per share) (2005: HK$0.05 per share; 2004: HK$0.03 per share), totalling HK$5,199,426,000 (equivalent to approximately RMB5,334,091,000) (2005: RMB2,138,128,000; 2004: RMB1,306,451,000). No special interim dividend was declared (2005: HK$0.05 per share, totalling RMB2,138,128,000; 2004: HK$0.11 per share, totaling RMB4,794,944,000).

The Board of Directors have recommended a final dividend of HK$0.14 (equivalent to approximately RMB0.14) (2005: HK$0.10; 2004: HK$0.03) per ordinary share, totalling HK$6,065,997,371 (equivalent to approximately RMB6,001,819,000) for the year ended December 31, 2006 (2005: RMB4,250,391,000; 2004: RMB1,310,022,000). No special final dividend was recommended (2005: Nil; 2004: HK$0.05 per share, totalling RMB2,183,371,000). The proposed final dividend for the year is subject to the approval of the Company’s shareholders at the forthcoming annual general meeting.

The payment of future dividends will be determined by the Company’s Board of Directors, which are based upon, among other things, the Company’s future earnings, capital requirements, financial conditions, future prospects and other factors which the Board of Directors may consider relevant. The Company’s ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associates.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars. Cash dividends to the American Depositary Receipts (“ADR”) holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADRs.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

15.  EARNINGS PER SHARE

	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Earnings:

Profit from ordinary activities attributable to shareholders for the year for the basic earnings per share calculation	16,139,136	25,323,122	30,926,943
Interest expense and fair value losses recognised on the embedded derivative component of convertible bonds	—	537,469	1,915,415	*
Profit from ordinary activities attributable to shareholders for the year for the purpose of diluted earnings per share calculation	16,139,136	25,860,591	32,842,358	*

Number of shares:
Number of ordinary shares issued at beginning of the year before the weighted average effects of new shares issued and share options exercised during the year	41,070,828,275	41,052,375,275	41,054,675,375
Weighted average effects of shares repurchased during the year	(10,587,616)	—	—
Weighted average effects of new shares issued during the year	—	—	1,457,036,115
Weighted average effects of shares options exercised during the year	—	2,124,707	478,904

Weighted average number of ordinary shares for the basic earnings per share calculation	41,060,240,659	41,054,499,982	42,512,190,394

Effect of dilutive potential ordinary shares under the shares option scheme	66,720,503	38,861,432	65,650,619

Effect of dilutive potential ordinary shares for convertible bonds based on the “if converted method”	52,552,274	1,292,694,352	1,310,307,143	*

Weighted average number of ordinary shares for the purpose of diluted earnings per share	41,179,513,436	42,386,055,766	43,888,148,156	*
Net income per ADS for the three years ended December 31, 2006 has been computed by dividing net income by the number of ADS outstanding.  Each ADS represented 100 shares.

The calculation of basic earnings per share amounts is based on the profit from ordinary activities attributable to shareholders for the year and the weighted average number of ordinary shares in issue during the year. The calculation of diluted earnings per share amounts is based on the profit for the year, adjusted to reflect the interest expenses and losses recognised on the derivative component of the convertible bonds. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares into ordinary shares.

*
Since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect on the basic earnings per share for the period and were ignored in the calculation of diluted earnings per share. Therefore, diluted earnings per share amounts are based on the profit for the year of approximately RMB30,926,943,000, and the weighted average of 42,577,841,013 ordinary shares.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

16.  PROPERTY, PLANT AND EQUIPMENT, NET

Movements in the property, plant and equipment of the Group are as follows:

	2006
		Vehicles and
	Oil and gas	office
	properties	equipment	Total
	RMB’000	RMB’000	RMB’000
Cost:
At January 1, 2006	106,128,228	319,414	106,447,642
Additions	24,299,341	132,260	24,431,601
Acquisition	21,217,335	─	21,217,335
Reclassification to intangible asset (note 17)	(175,387)	─	(175,387)
Disposals and write-offs	─	(1,912)	(1,912)
Exchange realignment	(1,232,003)	(413)	(1,232,416)

At December 31, 2006	150,237,514	449,349	150,686,863

Accumulated depreciation, depletion and amortisation:
At January 1, 2006	(39,726,219)	(96,256)	(39,822,475)
Depreciation provided during the year	(7,268,835)	(84,290)	(7,353,125)
Impairment recognised in the income statement during the year	(252,357)	─	(252,357)
Disposals and write-offs	─	16	16
Exchange realignment	147,207	247	147,454

At December 31, 2006	(47,100,204)	(180,283)	(47,280,487)

Net book value:
At January 1, 2006	66,402,009	223,158	66,625,167

At December 31, 2006	103,137,310	269,066	103,406,376

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

16.  PROPERTY, PLANT AND EQUIPMENT, NET (CONT’D)

	2005
		Vehicles and
	Oil and gas	office
	properties	equipment	Total
	RMB’000	RMB’000	RMB’000
Cost:
At January 1, 2005	90,584,801	187,705	90,772,506
Additions	17,500,195	146,226	17,646,421
Reclassification to intangible asset (note 17)	(1,299,643)	─	(1,299,643)
Purchase price adjustment	(152,993)	─	(152,993)
Disposals and write-offs	─	(14,511)	(14,511)
Exchange realignment	(504,132)	(6)	(504,138)

At December 31, 2005	106,128,228	319,414	106,447,642

Accumulated depreciation, depletion and amortisation:
At January 1, 2005	(33,546,591)	(43,889)	(33,590,480)
Depreciation provided during the year	(6,176,784)	(57,248)	(6,234,032)
Impairment recognised in the income statement during the year	(90,190)	—	(90,190)
Disposals and write-offs	─	4,881	4,881
Exchange realignment	87,346	─	87,346

At December 31, 2005	(39,726,219)	(96,256)	(39,822,475)

Net book value:
At January 1, 2005	57,038,210	143,816	57,182,026

At December 31, 2005	66,402,009	223,158	66,625,167

Included in the current year additions was an amount of approximately RMB 948,777,000 (2005: RMB245,987,000) (note 10) in respect of interest capitalised in property, plant and equipment.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

17.   INTANGIBLE ASSETS

The consideration allocated to the gas processing rights regarding the NWS Project was recognised as an intangible asset of the Company. During 2006, the NWS Project started commercial production. Accordingly, the intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas using the unit-of-production method.

	2005	2006
	RMB’000	RMB’000
Cost:
At January 1	—	1,299,643
Reclassification from property, plant and equipment (note 16)	1,299,643	175,387
Exchange realignment	—	(42,113)

At December 31	1,299,643	1,432,917

Accumulated amortisation:
At January 1	—	—
Amortisation provided during the year	—	(23,864)

At December 31	—	(23,864)

Net book value:
At January 1	—	1,299,643

At December 31	1,299,643	1,409,053

18.  INTERESTS IN ASSOCIATES

The Group’s investments in associates represent (1) a 30% equity interest in Shanghai Petroleum and Natural Gas Company Limited (“SPC”) through CNOOC China Limited. SPC was incorporated on September 7, 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sale in the South Yellow Sea and East China Sea areas. The issued and paid-up capital of SPC is RMB900 million; and (2) a 31.8% equity interest in CNOOC Finance Corporation Limited through CNOOC China Limited. CNOOC Finance Corporation Limited was incorporated on June 14, 2002 in the PRC with limited liability and is principally engaged in deposit-taking, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities. The issued and paid-up capital of CNOOC Finance Corporation Limited is RMB1,415 million. Both of the associates are unlisted companies and indirectly held by the Company.

	2005	2006
	RMB’000	RMB’ 000

Share of net assets	1,401,839	1,543,515

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

As at December 31, 2005 and 2006, substantially all the accounts receivable were aged within six months.

20.   INVENTORIES AND SUPPLIES
	2005	2006
	RMB’000	RMB’000

Materials and supplies	969,915	1,508,403
Oil in tanks	268,834	224,203
Less: Provision for inventories obsolescence	(39,123)	(41,127)
	1,199,626	1,691,479

21.   AVAILABLE-FOR-SALE FINANCIAL ASSETS

Current:

	2005	2006
	RMB’000	RMB’000
Unlisted investments, at fair value:
Liquidity funds	13,185,139	12,264,926
Corporate bonds	199,877	—

Listed investments, at fair value:
Common stock	461,919	125,132
	13,846,935	12,390,058

The above listed investments in common stock and liquidity funds which were designated as available-for-sale financial assets have no fixed maturity date and no coupon rate.

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

During the year, the gross gains of the Group’s available-for-sale investments recognised directly in equity amounted to RMB60,010,176 (2005: RMB69,069,142). In addition, the unrealized gains of the Group’s and the Company’s available-for-sale investments of RMB69,069,142 recognised directly in equity in 2005 were transferred from equity to the income statement during the year (2005: nil). The amounts removed from equity to the income statement were determined on specific identification basis.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

21.   AVAILABLE-FOR-SALE FINANCIAL ASSETS (CONT’D)

Non-current:

The non-current available-for-sale financial assets consist of investments in unlisted equity securities of MEG Energy Corporation (“MEG”) and is stated at cost less any impairment. MEG is principally engaged in the exploitation and production of oil sands.

22.   CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s cash and cash equivalents mainly consist of time deposits with maturity ranging between seven days and one month. The interest rates of the Group’s RMB denominated deposits range between 1.44% and 1.62% and the interest rates of the Group’s US dollar denominated deposits range between 5.10% and 5.28%. The Group’s time deposits with maturity over three months consist of all RMB denominated time deposits with interest rates ranging between 1.80% and 2.25%.

23.   ACCOUNTS PAYABLE

As at December 31, 2005 and 2006, substantially all the accounts payable were aged within six months. The accounts payable are non-interest-bearing and are normally settled within six months.

24.   OTHER PAYABLES AND ACCRUED LIABILITIES

	2005	2006
	RMB’000	RMB’000

Accrued payroll and welfare payable	178,872	251,251
Provision for retirement and termination benefits	239,591	282,710
Accrued expenses	3,411,784	3,188,603
Advances from customers	22,238	183,850
Royalties payable	297,139	360,334
Special oil gain levy payable	—	567,387
Other payables	1,057,319	647,364

	5,206,943	5,481,499

Other payables are non-interest-bearing and have an average term of less than six months.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

25.   LONG TERM BANK LOANS

As at December 31, 2006, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

	Effective interest rate and final maturity	2005	2006
		RMB’000	RMB’000
RMB denominated bank loans*	Effective interest rate of 4.05% per annum with maturity through 2016	—	500,000
US$ denominated bank loans**	Effective interest rate of LIBOR+0.23%~0.26% per annum with maturities through 2017	—	1,938,172
US$ denominated bank loans	Effective interest rate of 9.2% per annum with maturities through to 2006	812,759	—
Japanese Yen denominated bank loans	Effective interest rate of 4.1% per annum with maturities through to 2007	37,307	17,816
		850,066	2,455,988

Less: Current portion of long term bank loans		(825,674)	(17,816)
		24,392	2,438,172

*
During the year, the Group obtained a bank loan from the Export-Import Bank of China for the purpose of financing the ongoing capital needs of OML130 in Nigeria. The Group’s total facility for the above bank borrowing amounted to RMB12.8 billion, of which RMB500 million had been utilised as at the balance sheet date.

**
During the year, the Group, together with its partners on Tangguh Liquified Natural Gas Project (“Tanggah LNG Project”), borrowed bank loans amounting to approximately US$2,615,522,000 (equivalent to RMB20,423,823,000) for the purpose of financing Tangguh Project in Indonesia. The Group shared the bank loans amount according to its interest of 16.95688% in the project. As at December 31, 2006, the Group’s share of the utilised bank loans amounted to approximately US$248,207,000 (equivalent to RMB1,938,172,000).

The Company, as Guarantor, has delivered a Guarantee dated August 7, 2006 in favor of Mizuho Corporate Bank, Ltd., as facility agent for and on behalf of various international commercial banks under a US$1,065.5 million commercial loan agreement dated as of July 31, 2006 in connection with the Tangguh Project in Indonesia. Pursuant to the Guarantee, the Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$487,862,000.

As at December 31, 2005 and 2006, all the bank loans of the Group were unsecured and none of the outstanding borrowings were guaranteed by CNOOC.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

25.  LONG TERM BANK LOANS (CONT’D)

The maturities of the long term bank loans are as follows:
	2005	2006
	RMB’000	RMB’000
Repayable:
Within one year	825,674	17,816
After one year but within two years	24,392	—
After two years but within three years	—	17,316
After three years but within four years	—	112,556
After four year but within five years	—	181,820
After five years	—	2,126,480
	850,066	2,455,988

Amount due within one year shown under current liabilities	(825,674)	(17,816)
	24,392	2,438,172

Supplemental information with respect to long term bank loans:
			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
	Balance	interest rate	during the	during the	during the
For the year ended	at year end	at year end	year	year*	year**
December 31	RMB’000		RMB’000	RMB’000

2006	2,455,988	5.25%	2,455,988	1,653,027	7.11%
2005	850,066	8.98%	889,575	869,821	8.89%

*	The average amount outstanding is computed by dividing the total of outstanding principal balances as at January 1 and December 31 by two.

**	The weighted average interest rate is computed by dividing the total of weighted average interest rates as at January 1 and December 31 by two.

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

(iii)
The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on December 15, 2004. The bonds are convertible from January 15, 2005 onwards at a price of HK$6.075 per share, subject to adjustment for, among other things, the subdivision or consolidation of shares, bond issues, rights issues, capital distribution and other dilutive events. The conversion price was adjusted to HK$5.97 and HK$5.90 per share on June 7, 2005 and June 7, 2006, respectively, as a result of the declaration of the final and special final dividends for 2004 and 2005 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has an early redemption option at any time after December 15, 2007 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right. The bondholders also have an early redemption option to require CNOOC Finance (2004) to redeem all or part of the bonds on December 15, 2007 at an early redemption amount of 103.038% of the principal amount.

During the year, an amount of US$1,000 (2005: Nil) of the convertible bonds was requested for conversion by an investor, and the Company exercised the cash settlement option.

27.   RELATED PARTY TRANSACTIONS

The majority of the Group’s business activities are conducted with state-owned enterprises (including CNOOC and its associates). As the Group is controlled by CNOOC, transactions with CNOOC and its associates are disclosed as related party transactions. The Group considers that transactions with other state-owned enterprises (other than CNOOC and its associates) are in the ordinary course of business and there are no indicators that the Group influenced, or was influenced by, those state-owned enterprises. Accordingly, the Group has not disclosed such transactions with other state-owned enterprises (other than CNOOC and its associates) as related party transactions.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONT’D)

In order to present a more coherent, logical and understandable picture to shareholders, and also to enable the Company to monitor the status of its connected transactions as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) more effectively going forward, the Company has adopted a new categorisation for its related party/continuing connected transactions with CNOOC and/or its associates. On December 8, 2005, the Company entered into three comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited (“COSL”) and Offshore Oil Engineering Co., Ltd (“CNOOC Engineering”) respectively for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the new categories of related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of two years from January 1, 2006. The new categorisation of related party/continuing connected transactions as approved by the independent shareholders of the Company on December 31, 2005 applicable to the Company for the period from January 1, 2006 to December 31, 2007 is as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group;

•	Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates; and

•	Sale of petroleum and natural gas products by the Group to CNOOC and/or its associates.

Since the establishment of CNOOC, certain associates of CNOOC have been specialised in exploration, development and production of oil and gas, as well as the provision of marketing, management and ancillary services to the Group through bidding process. The Group will continue to use these services provided by the associates of CNOOC, including but not limited to COSL, CNOOC Engineering and CNOOC Oil Base Group Limited (“COBGL”). CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its associates are set out below.

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services to the Group

The services provided by CNOOC and/or its associates to the Group on exploration operations include:

•	well site survey;

•	seismic data acquisition and processing;

•	integrated exploration research services;

•	exploration well operation;

•	related technical services on exploration wells;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONT’D)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (cont’d)

(b)	Provision of oil and gas development and support services to the Group
The services provided by CNOOC and/or its associates to the Group on oil and gas development operations include:

•	platform survey;

•	drilling and completion well operation;

•	related technical services on drilling and completion;

•	design, construction, installation and tuning of production facilities;

•	shipping transportation;

•	provision of materials;

•	integrated research on development techniques; and

•	other related technical and supporting services.

(c)	Provision of oil and gas production and support services to the Group

The services provided by CNOOC and/or its associates to the Group on oil and gas production operations are set out below. In addition, the scope of business of these companies also include various facilities and ancillary services, such as the provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and the supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•	integrated research on production techniques;

•	well workover;

•	shipping transportation;

•	oil tanker transportation;

•	provision of materials;

•	maintenance of platform;

•	repair of equipment and pipelines;

•	production operations;

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONT’D)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (cont’d)

(c)	Provision of oil and gas production and support services to the Group (cont’d)
•	oil and gas production labour services;

•	warehousing and storage;

•	lease of equipment and buildings;

•	road transportation services;

•	telecommunication and network services;

•	wharf services;

•	construction services, including roads, wharf, buildings, factories and water barriers;

•	maintenance and repair of major equipment;

•	medical, childcare and social services;

•	provision of water, electricity and heat;

•	security and fire services;

•	technical training;

•	accommodation;

•	maintenance and repair of buildings;

•	catering services; and

•	other related technical and supporting services.

(d)	Provision of marketing, management and ancillary services to the Group

CNOOC and/or its associates provide marketing, administration, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group. Details of these services are set out below:

•	marketing services;

•	management;

•	staff recruitment;

•	publishing;

•	telecommunications;

•	leases of properties;

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONT’D)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (cont’d)

(d)	Provision of oil and gas production and support services to the Group (cont’d)
•	property management;

•	water, electricity and heat supply;

•	car rental;

•	integrated services such as record keeping, filing, repair of computers, catering and photocopying; and

•	integrated research.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its associates leased certain premises during the year. In addition to leasing these properties, CNOOC and/or its associates also provided management services in respect of certain properties leased to the Group.

Pricing principles for transactions referred to in paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its associates to the Group. In general, the services provided by CNOOC and/or its associates to the Group are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular product or service ceases to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant products or services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

(e)	FPSO vessel lease agreements

The Group leases floating production, storage and offloading (FPSO) vessels from COBGL for use in oil and gas production operations at market prices on normal commercial terms which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used during the offshore oil and gas production for processing, storage and channelling of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil and gas exploration, development and production.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONT’D)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (cont’d)

The Group’s transactions with related parties referred to above during the year are as follows:

	2004	2005	2006
	RMB’000	RMB’000	RMB’000

Provision of exploration and support services under exploration expenses	1,329,547	1,290,269	1,940,075
Included in: capitalised under property, plant and equipment	369,516	536,735	912,809
Provision of oil and gas field development and support services under development expenses	4,680,897	6,131,879	7,229,841
Provision of oil and gas field production and support services under operating expenses	1,353,907	1,824,298	2,462,513
Provision of marketing, management and ancillary services under selling and administrative expenses	326,004	337,816	424,725
Provision of FPSO vessel leases under operating expenses	51,970	148,133	436,783
	7,742,325	9,732,395	12,493,937

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates
In addition to providing various services to the Group, CNOOC and/or its associates may also utilise various types of management, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its associates to the Group under paragraphs (a) and (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its associates include:

•	technical consulting;

•	technology transfer;

•	management;

•	technical research services; and

•	other supporting services.

The Group did not enter into any transactions in the above category for the years ended December 31, 2004, 2005 and 2006.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONT’D)

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sale of petroleum and natural gas products

The Group sells petroleum and natural gas products, including crude oil, condensated oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates, which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that an individual sales contract will be entered into from time to time between the Group and CNOOC and/or its associates in relation to such sales.

(b)	Long term sale of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its associates, which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipelines. Due to the size of investment and the fact that sales are usually made to markets proximate to the exploration sites, and that purchasers tend to utilise the natural gas products in areas close to the exploration sites, and in order to ensure the return on the investment from the exploration of natural gas, the Group will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields. The Group has also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh of Indonesia and the North West Shelf of Australia. It is also envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its associates.

For the year ended December 31, 2006, the total sales amounted to approximately RMB35,493,341,000 (2005: RMB26,576,247,000; 2004: RMB13,945,565,000), of which, under long term sales contracts of natural gas and liquefied natural gas, the sales amounted to approximately RMB1,247,561,000 (2005: RMB588,297,000; 2004: RMB315,070,000), and under sales contracts of petroleum and natural gas products, the sales amounted approximately to RMB34,245,780,000 (2005: RMB25,987,950,000; 2004: RMB13,630,496,000).

(iv)	Transactions with CNOOC Finance Corporation Limited
In addition to the above related party transactions, the Company also entered into a framework agreement (“Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”) on April 8, 2004. Under the Framework Agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate of the Company that is also a subsidiary of CNOOC. Such services include the placing of the Group’s cash deposits with CNOOC Finance, and settlement services for transactions between the Group and other entities including CNOOC and its subsidiaries. Pursuant to the Framework Agreement, the financial services provided by CNOOC Finance also include the provision of loans. The charges levied by CNOOC Finance for its financial services to the Group are based on the pricing policies of CNOOC Finance. Such pricing policies are subject to the People’s Bank of China guidelines, including the interest rates and foreign exchange rates, as well as guidelines published by PRC self-regulatory bodies, such as associations of finance companies. Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONT’D)

(iv)	Transactions with CNOOC Finance Corporation Limited (cont’d)
For the year ended December 31, 2006, the maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to approximately RMB6,395,706,000 (2005: RMB3,922,468,000; 2004: RMB5,300,381,000). For the same period, the interest income earned from the deposits in CNOOC Finance amounted to approximately RMB65,499,000 (2005: RMB58,076,000; 2004: RMB28,951,000). As at December 31, 2005 and 2006, the balances with CNOOC Finance of RMB3,558,171,000 (2005: RMB3,714,229,000) were unsecured, interest-free and were repayable on demand.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

Details of the compensation of the key management personnel of the Group are disclosed in note 11 to the financial statements.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand.

28.	PROVISION FOR DISMANTLEMENT

Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. The provision for dismantlement has been classified under long term liabilities. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year’s income statement charge represents the amortisation charge on the dismantlement liabilities capitalised in accordance with HKAS 37 and is included in the accumulated depreciation, depletion and amortisation of property, plant and equipment in note 16.

The details of the provision for dismantlement are as follows:

	2005	2006
	RMB’000	RMB’000

AtAt beginning of year:	3,089,448	4,161,663
Additions during the year and capitalised in oil and gas properties	873,270	999,996
Increase in discounted amount of provisions arising from the passage of time included in finance costs (note 10)*	198,945	250,922
At the end of year	4,161,663	5,412,581

*	The discount rate used for calculating the amount of provisions arising from the passage of time is 5% (2005: 5%).

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL

Shares

	Number of Shares	Share capital HK$’000	Issued share capital equivalent of RMB’000
Authorised:
Ordinary shares of HK$0.02 each as at December 31, 2005 and December 31, 2006	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each
as at January 1, 2005	41,052,375,275	821,048	876,586
Exercise of options	2,300,100	46	49

As at December 31, 2005	41,054,675,375	821,094	876,635
Issue of new shares for cash	2,272,727,273	45,454	46,994
Exercise of options	1,150,000	23	24
As at December 31, 2006	43,328,552,648	866,571	923,653

Share option schemes

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);
2.	2001 Share Option Scheme (as defined below);
3.	2002 Share Option Scheme (as defined below); and
4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Company’s Board of Directors will from time to time propose for the Board’s approval for the grantees of and the number of share options. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at December 31, 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

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

Pre-Global Offering Share Option Scheme (cont’d)
(a)	50% of the rights to exercise the options shall vest 18 months after the date of the grant; and

(b)	50% of the rights to exercise the options shall vest 30 months after the date of the grant.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from March 12, 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme
On February 4, 2001, the Company adopted a share option scheme (the“2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

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

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from August 27, 2001.

In view of the amendments to the relevant provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) regarding the requirements of share option schemes of Hong Kong listed companies effective on September 1, 2001, no further options will be granted under the 2001 Share Option Scheme.

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

Share option schemes (cont’d)

2002 Share Option Scheme (cont’d)
According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The subscription price of a share payable by a grantee upon the exercise of an option is determined by the directors at their discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of the grant of the option;

2.
the average closing price of the shares on The Stock Exchange of Hong Kong Limited (“HKSE”) as stated in the HKSE’s daily quotations sheets for the five trading days immediately preceding the date of grant of the option; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s daily quotations sheets on the date of grant of the option.

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

2005 Share Option Scheme
The Company undertook a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved. Accordingly, the Board proposed, and on December 31, 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”) and terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the exercise of such outstanding options.

Under the 2005 Share Option Scheme, the Board of the Company has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The subscription price of a share payable by a grantee upon the exercise of an option will be determined by the directors at their discretion at the date of the grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of the grant of the option;

2.	the average closing price of the shares on the HKSE as stated in daily HKSE’s quotations sheets for the five trading days immediately preceding the date of the grant of the option; and

3.	the closing price of the shares on the HKSE as stated in daily HKSE’s quotations sheet on the date of the grant of the option.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes (cont’d)

2005 Share Option Scheme (cont’d)
The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise period for the options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of the grant of the options.

On June 14, 2006, the Board of Directors approved a grant of options in respect of 82,320,000 shares to the Company’s directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$5.56 per share. The closing market price immediately before the date on which such options were granted was HK$5.30 per share. Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from June 14, 2006.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes (cont’d)
During the year ended December 31, 2006, the movements in the options granted under all of the above share option schemes were as follows:

	Numbers of share options									Price of Company's shares	Weighted average price of the Company's shares
Name of category of grantee	At January 1, 2006	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At December 31, 2006	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Immediately before the grant date of options HK$ per share	Immediately before the exercise date HK$ per share	At exercise date of options HK$ per share
Executive Directors
Chengyu Fu	1,750,000	—	—	—	—	1,750,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	2,500,000	—	—	—	—	2,500,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	3,500,000	—	—	—	—	3,500,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	—	3,850,000	—	—	—	3,850,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
Shouwei Zhou	1,400,000	—	—	—	—	1,400,000	March 12, 2001	March 12, 2001 to March12, 2011	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,750,000	—	—	—	—	1,750,000	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	1,750,000	—	—	—	—	1,750,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	2,450,000	—	—	—	—	2,450,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	—	2,700,000	—	—	—	2,700,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
Guangqi Wu	1,610,000	—	—	—	—	1,610,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	—	1,770,000	—	—	—	1,770,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—

Hua Yang	1,150,000	—	—	—	—	1,150,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	1,610,000	—	—	—	—	1,610,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	—	1,770,000	—	—	—	1,770,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes (cont’d)
	Numbers of share options									Price of Company's shares	Weighted average price of the Company's shares
Name of category of grantee	At January 1, 2006	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At December 31, 2006	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Immediately before the grant date of options HK$ per share	Immediately before the exercise date HK$ per share	At exercise date of options HK$ per share
Non-Executive Directors
Han Luo	1,400,000	—	—	—	—	1,400,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	1,610,000	—	—	—	—	1,610,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	—	1,770,000	—	—	—	1,770,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
Xinghe Cao	800,000	—	—	—	—	800,000	August 31, 2005	August 31, 2005 to August 14, 2016	5.62	5.75	—	—
	—	1,770,000	—	—	—	1,770,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
Zhenfang Wu	800,000	—	—	—	—	800,000	August 31, 2005	August 31, 2005 to August 31, 2015	5,62	5.75	—	—
	—	1,770,000	—	—	—	1,770,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
Independent Non-executive Directors
Chiu Sung Hong	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5, 2004 to February 5, 2014	3,152	3.13	—	—
Evert Henkes	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5, 2004 to February 5, 2014	3,152	3.13	—	—
Kenneth S Courtis**	1,150,000	—	(1,150,000)	—	—	—	February 5, 2004	February 5, 2004 to February 5, 2014	3,152	3.13	6.62	6.68
Other Employees***
In aggregate	6,250,000	—	—	—	—	6,250,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	20,300,000	—	—	(650,000)	—	19,650,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	22,766,600	—	—	(433,300)	—	22,333,300	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	31,166,700	—	—	(1,433,433)	—	29,733,267	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	49,500,000	—	—	(4,316,667)	—	45,183,333	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	—	66,920,000	—	(1,000,000)	—	65,920,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—

Total	169,063,300	82,320,000	(1,150,000)	(7,833,400)	—	242,399,900

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes (cont’d)

*	The share options are only exercisable by the relevant grantees upon the vesting of such share options. The vesting of the Company’s share options is by stage and the details are disclosed above.

**
Dr. Kenneth S. Courtis, who retired as an independent non-executive director of the Company with effect from May 24, 2006, following conclusion of the Company’s annual general meeting, exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company and the allotment was completed on August 2, 2006. After that, Dr. Kenneth S. Courtis does not hold any share options of the Company.

***	Mr. Jiang Longsheng retired as an executive director of the Company on June 1, 2005. The information on share options granted to Mr. Jiang was included in the category of “Other employees”.

The Company adopted the provisions of Statement of Financial Accounting Standard No.123, Share-Basecd Payment (SFAS 123R),using the modified-prospective transition method.

Since January 1, 2005, the Company accounted for the share options in accordance with Hong Kong Financial Standard No.2, Share-based Payment(HKFRS2), and there is no significant difference between HKFRS2 and SFAS123R. Therefore, the adoption of SFAS 123R did not have any material impact on the Company's financial statements.

The fair value of the share options granted during the year was HK$126,795,127 and the Group recognised an equity-settled share option expenses of approximately RMB75,768,000 (2005: RMB29,123,000, 2004: RMB46,642,000) during the year.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

The following table lists the assumptions to the model used for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
Dividend yield	2%	2%	2%
Expected volatility	44%	31%	32.1%
Risk-free interest rate	5.25%	4.57%	5.53%
Expected life of option	5 years	5 years	5 years
Weighted average share price	HK$3.15	HK$5.62	HK$5.56
Grant-date fair value	HK$1.20	HK$1.58	HK$1.54

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONT’D)

Share option schemes (cont’d)

Details of the share options outstanding during the year are as follows:

	No. of share options	Weighted average exercise price	Weighted average remaining contractual term
		HK$
Outstanding at beginning of the year	169,063,300	3.45
Granted during the year	82,320,000	5.56
Forfeited during the year	(7,833,400)	4.60
Exercised during the year	(1,150,000)	3.15
Outstanding at end of year	242,399,900	4.13	7.76

Vested or expected to vest at end of year	109,168,233	2.66	6.25

Exercisable at end of year	113,013,133	2.73	6.30

No share option had been cancelled during the year ended December 31, 2006.

Details of the unvested share options outstanding during the year are as follows:

	No. of share options	Weighted average fair value
		HK$
Unvested at beginning of the year	99,810,556	1.39
Granted during the year	82,320,000	1.54
Vested during the year	(42,365,555)	1.28
Forfeited during the year	(6,533,334)	1.50
Unvested at end of year	133,231,667	1.52

At the date of approval of these financial statements, the share options outstanding under these share option schemes which represented approximately 0.56% of the Company’s shares in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 242,399,900 additional ordinary shares of the Company and additional share capital of RMB4,870,638 and share premium of RMB1,000,678,131.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

30.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

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

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under Hong Kong GAAP. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at December 31, 2006, the general reserve fund amounted to approximately RMB9,460,631,000 (2005: RMB6,681,974,000), representing approximately 47.3% (2005: 44.5%) of the total registered capital of CNOOC China Limited.

Included in retained earnings is an amount of approximately RMB1,183,515,000 (2005: RMB1,146,530,000), being the retained earnings attributable to associates.

The Company’s ability to distribute dividends will largely depend on the dividends it receives from its subsidiaries. The dividends distributable by the Company’s subsidiaries to the Company are determined in accordance with the relevant accounting principles required by the local authorities. As of December 31, 2006, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB40,013,439,000 (2005: RMB30,275,453,000).

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

31.	RETIREMENT AND TERMINATION BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 9% to 22% of the employees’ basic salaries.

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

32.	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of profit before tax to cash generated from operations

	2004	2005	2006
	RMB’000	RMB’000	RMB’000

Profit before tax	23,069,962	36,300,934	44,123,256

Adjustments for:
Interest income	(206,872)	(359,294)	(781,536)
Finance costs	441,825	1,100,532	1,799,370
Exchange gains , net	(29,269)	(287,027)	(308,382)
Share of profit of associates	(344,469)	(307,075)	(321,676)
Investments income	(72,438)	(247,893)	(613,028)
(Reversal) of/provision for inventory obsolescence	(2,710)	33,088	2,004
Depreciation, depletion and amortisation	5,455,062	5,964,740	6,933,214
Loss on disposals and write-off of property, plant and equipment	155,876	141,574	408
Dismantlement	201,637	252,857	472,269
Amortisation of discount of long term guaranteed notes	15,634	41,959	32,760
Impairment losses related to property, plant and equipment	—	90,190	252,357
Equity-settled share option expenses	46,642	29,123	75,768

	28,730,880	42,753,708	51,666,784

Increase in accounts receivable	(27,466)	(1,001,296)	(160,089)
Increase in inventories and supplies	(96,307)	(108,405)	(493,857)
Decrease / (increase) in other current assets	267,168	(342,087)	(1,629,248)
Increase in amounts due from related companies	(417,091)	(925,824)	(241,250)
(Decrease) /increase in an amount due to the parent company	205,407	118,422	(31,521)
Increase in accounts payable, other payables and accrued liabilities	1,318,415	677,522	1,552,855
Decrease in other taxes payable	(12,447)	(24,900)	(177,165)
(Decrease)/increase in amounts due to related companies	(262,798)	548,508	415,337

Cash generated from operations	29,705,761	41,695,648	50,901,846

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

33.	COMMITMENTS

	(i)	Capital commitments

As at December 31, 2006, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2005	2006
	RMB’000	RMB’000

Contracted, but not provided for	7,511,100	11,857,620
Authorised, but not contracted for	23,736,582	30,029,132

As at December 31, 2006, the Group had unutilised banking facilities amounting to approximately RMB47,040,884,000 (2005: RMB33,450,791,000).

(ii)	Operating lease commitments

	(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements, leases for properties are negotiated for terms ranging from 1 months to 5 years.

As at December 31, 2006, the Group had total minimum lease payments under non-cancelable operating leases falling due as follows:

	2005	2006
Commitments due:	RMB’000	RMB’000
- Within one year	157,181	47,458
- In the first to second years, inclusive	22,351	37,712
- After the second but before the fifth years, inclusive	23,972	7,962
	203,504	93,132

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 6 years to 10 years.

As at December 31, 2006, the Group had total minimum lease payments under non-cancelable operating leases falling due as follows:

	2005	2006
Commitments due:	RMB’000	RMB’000
- Within one year	183,137	299,619
- In the first to second years, inclusive	183,137	299,619
- After the second but before the fifth years, inclusive	1,006,289	882,329
	1,372,563	1,481,567

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

33.	COMMITMENTS (CONT’D)

	(iii)	Contingent liabilities

The Company and certain of its subsidiaries are the named defendants (the “Defendants”) in a case brought by a partner of a joint operating agreement (“JOA”) in Indonesia (the “Plaintiff”). The Plaintiff is claiming its right under the JOA to request the Defendants to assign part of their interests acquired in the Tangguh Liquefied Natural Gas Project (“Tangguh LNG Project”) based on the costs expended by the Defendants. The case is scheduled to be tried in November 2007. The Tangguh LNG Project is still under development.

As the case is still in a preliminary stage, the management considers that the outcome of any judgment on the lawsuit as quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that might arise from the case.

34.	FINANCIAL INSTRUMENTS

	(a)	Currency swap contracts

As at December 31, 2006, the Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at a fixed rate of 4.5% per annum. The interest rate stipulated in the swap contract for the United States dollars was the floating LIBOR rate. The fair value loss of RMB4 million was recorded in the income statement.

The details are as follows:

	2005		2006
	Notional	Weighted average	Notional	Weighted average
	contract	contractual	contract	contractual
	amount	exchange rate	amount	exchange rate
Year	(JPY’000)	(JPY/US$)	(JPY’000)	(JPY/US$)
2006	271,470	95.00	—	—
2007	271,470	95.00	271,470	95.00

(b)	Fair value of financial statements

The carrying value of the Group’s cash and cash equivalents, time deposits, current available-for-sale investments, accounts receivables, other current assets, accounts payable, other payables and balance with related companies approximated to fair value at the balance sheet date due to the short maturity of these instruments.

The estimated fair value of the Group’s long term bank loans based on current market interest rates was approximately RMB2,450,147,000 as at December 31, 2006 (2005: RMB868,886,000), which was the present value of the loans’ future cash flows discounted by the interest rates as at December 31, 2006. The fair value of the floating interest rate loan equalled to the carrying amount as at December 31, 2006.

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB17,735,947,000 as at December 31, 2006 (2005: RMB16,592,412,000), which was calculated based on the market price as at December 31, 2006.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.	CONCENTRATION OF RISKS

 The Group’s principal financial instruments, other than derivatives, comprise bank loans, convertible bonds, guaranteed notes, available-for-sale financial assets, cash and short term deposits. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

The Group also enters into a currency swap contract. The purpose is to manage the currency risk arising from the Group’s operations and its sources of finance.

	(a)	Credit risk

The carrying amount of the Group’s cash and cash equivalents, time deposits, liquidity funds and bond investments, accounts receivable and other receivables, and amounts due from related parties and other current assets except for prepayments represents the Group’s maximum exposure to credit risk in relation to its financial assets.

The majority of the Group’s accounts receivable is related to sales of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally do not require collateral on accounts receivable. The Group made impairment on doubtful receivables and actual losses have been within management’s expectation.

No other financial assets carry a significant exposure to credit risk.

	(b)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and US dollars. In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the United States dollar (“US dollars”). From that day to December 31, 2006, Renminbi has appreciated by approximately 5.65% against US dollars.

The appreciation of Renminbi against US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Remminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since more than 97% of the Group’s debts are also denominated in U.S. dollars.

As of the end of 2006, the balance of the yen-denominated loans was only RMB17.8 million. Since the Group has hedged the yen loans against foreign currency swaps, the Group does not expect any significant exchange risk relating to Japanese yen in the future.

	(c)	Interest rate risk

As of the end of 2006, the interest rates for 89% of the Group’s debts were fixed. The term of the weighted average balance was approximately 7.3 years. The average interest rate payable by the Group is considered to be favourable under the environment of rising interest rate hike.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.	CONCENTRATION OF RISKS (CONT’D)

	(d)	Business risk

The major operations of the Group are conducted in the PRC, Indonesia, Africa and Australia and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

	(e)	Concentration of customers

A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis. Details of the sales to these customers are as follows:

	2004	2005	2006
	RMB’000	RMB’000	RMB’000

China Petroleum & Chemical Corporation	10,634,066	15,625,736	19,250,230
PetroChina Company Limited	1,944,709	1,776,199	4,411,512
Castle Peak Power Company Limited	1,070,436	1,107,314	1,137,371

36.	CHARGE OF ASSETS

CNOOC NWS Private Limited is a wholly-owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interests in the NWS Project.

37.	SUBSEQUENT EVENTS

(a) During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

(b) On June 26, 2006, the Company announced the partial deformation of the underwater structure of the jacket for the PY30-1 project, which was discovered during an examination. The cause of the deformation is still under investigation at the date of this report. In February 2007, the Company committed to provide advanced payments for the new jacket construction.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP

	(a)	Impairment of long-lived assets

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

SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If impairment is indicated based on undiscounted expected future cash flows, then impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management’s estimate of future cash flows and consequently the carrying value of properties.

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

For the year ended December 31, 2006, an impairment of approximately RMB252,357,000 was recognised under Hong Kong GAAP and no impairment was recognised under US GAAP.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT’D)

	(b)	Accounting for convertible bonds

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

The Company considered whether the convertible bonds contain embedded derivative features which warrant separate accounting under the guidance provided in SFAS No. 133. To the extent that the embedded derivatives are determined to exist, the embedded derivatives are bifurcated as a single, compound derivative and are accounted for in accordance with SFAS No. 133. The Company bifurcated its embedded derivatives at fair value and determined the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivatives, resulting in a discount attributed to the host bond contract. The host bond contract is then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method.

The embedded derivative features within the convertible bonds that would individually warrant separate accounting as a derivative instrument under SFAS No.133 are bundled together as a single, compound embedded derivative instrument that is bifurcated and accounted for separately from the host contract under SFAS No.133. The Company used the binominal tree valuation model to value the compound embedded derivative features both initially and at each reporting period to record the changes in fair value of the derivative instruments.

Instruments with potential embedded derivative features are evaluated at inception to determine whether such features meet the definition of a derivative. The embedded derivative feature would be separated from the host contract and accounted for as a derivative instrument only if all of the following conditions are met:

(i)	the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract;

(ii)	the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value; and

(iii)	a separate instrument with the same terms as the embedded derivative instrument would meet the definition of a derivative as described in SFAS No.133.

The Group’s convertible bonds include the following embedded derivative features that warrant separate accounting as a single, compound embedded derivative instrument under SFAS No.133:

(i)
Holder’s option to convert into CNOOC shares at a specified price. Upon the exercise of the conversion option by the holders of the convertible debts, the Company has the option to settle the exercise of the conversion option in cash; and

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT’D)

	(b)	Accounting for convertible bonds (cont’d)

	(ii)	The convertible bonds are denominated in US dollars and are convertible into the Company’s shares denominated into Hong Kong dollars using a fixed exchange rate of US$1 to HK$7.77.

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

(e)
Income tax

The Group completed the acquisition of certain oil and gas interests in Nigeria in the current year. The oil and gas properties are still under exploration and development stage.

According to HKAS 12 Income Taxes, no deferred income tax liability is recognised for an asset acquisition. However, under US GAAP, a deferred income tax liability is recognised in accordance with EITF 98-11 “Accounting for acquired temporary differences in certain purchase transactions that are not accounted for as business combinations”. Accordingly, both the property, plant and equipment and deferred tax liabilities related to OML130 are increased by approximately RMB16,014,569,000 under US GAAP. The difference in accounting treatment has had no impact on net equity reported under US GAAP.

(f)
Provision for dismantlement

Hong Kong GAAP requires the provision for dismantlement to be recorded for a present obligation no matter whether the obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. In cases of remeasuring the provision for dismantlement of oil and gas properties, the Group shall use such a discount rate as mentioned above no matter whether future cash flows would move upward or downward. HK(IFRIC)-Int1 requires that adjustments arising from changes in the estimated cash flows or the current discount rate should be added to or deducted from the cost of the related asset and liability.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT’D)

(f)
Provision for dismantlement (cont’d)

Under US GAAP, SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under SFAS No. 143, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. If the Group remeasures the provision for dismantlement of oil and gas properties, upward revisions in the amount of undiscounted estimated cash flows shall be discounted using the current credit-adjusted risk-free rate; downward revisions in the amount of undiscounted estimated cash flows shall be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognised. In cases that changes occur to the discount rate, the Group shall apply the original discount rate used to initially measure the dismantlement costs, rather than remeasure the liability for changes in the discount rate. There were no differences between the amounts recorded under Hong Kong GAAP and US GAAP for the periods presented.

(g)
Income tax rates

Under Hong Kong GAAP, HKAS 12 requires the application of tax rates that have been enacted or substantively enacted by the balance sheet date.

Under US GAAP, SFAS No. 109 requires that a deferred tax liability or asset shall be measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realised.

There were no differences in the tax rates used for both Hong Kong GAAP and US GAAP for the years presented.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT’D)

(h)	Effects on net profit and equity

The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:

	Net Profit
	2004	2005	2006
	RMB’000	RMB’000	RMB’000

As reported under Hong Kong GAAP	16,139,136	25,323,122	30,926,943

Impact of U.S GAAP adjustments:
-Reversal of impairment losses related to property, plant and equipment	—	—	252,357
-Reversal of deferred tax related to impairment losses on property, plant and equipment	—	—	(75,708)
-Unrealised holding gains from available-for-sale investments in marketable securities	25,228	—	—
-Realised holding gains from available-for-sale marketable securities	2,972	—	—
-Unrealised gains transferred from equity to the income statement	9,156	20,036	—

Net profit under US GAAP	16,176,492	25,343,158	31,103,592

Net profit per share under US GAAP
-Basic	RMB0.39	RMB0.62	RMB0.73

-Diluted	RMB0.39	RMB0.61	RMB0.73

	Net equity
	2004	2005	2006
	RMB’000	RMB’000	RMB’000

As reported under Hong Kong GAAP	56,442,790	73,603,097	107,771,928

Impact of U.S GAAP adjustments:
-Reversal of impairment losses related to property, plant and equipment	—	—	252,357
-Reversal of deferred tax related to impairment losses on property, plant and equipment	—	—	(75,708)
-Reversal of additional accumulated depreciation, depletion and amortisation arising from the revaluation surplus on land and buildings	44,207	44,207	44,207

Net equity under US GAAP	56,486,997	73,647,304	107,992,784

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT’D)

(i)	Comprehensive income

According to SFAS No. 130, “Reporting comprehensive income”, the Group is required to include a statement of other comprehensive income for revenues and expenses, gains and losses which under US GAAP are included in comprehensive income and excluded from net income.

	2004	2005	2006
	RMB’000	RMB’000	RMB’000

Net income under US GAAP	16,176,492	25,343,158	31,103,592
Other comprehensive income:
Foreign currency translation adjustments	(42,301)	(493,289)	(1,257,594)
Unrealised gains /(losses) on available-for-sale
investments	(25,228)	69,069	60,010
Less: Reclassification adjustment for gains
included in net income	(2,972)	(20,036)	(69,069)

Comprehensive income under US GAAP	16,105,991	24,898,902	29,836,939

The movement of accumulated other comprehensive income components are as follows:

		Unrealised
	Foreign	gains on	Accumulated
	currency	available	other
	translation	-for-sale	comprehensive
	adjustments	investments	income
	RMB’000	RMB’000	RMB’000

Balance at December 31, 2003	22,647	48,236	70,883
Reversal of current year’s realised gains	—	(2,972)	(2,972)
Current year’s change	(42,301)	(25,228)	(67,529)

Balance at December 31, 2004	(19,654)	20,036	382
Reversal of current year’s realised gains	—	(20,036)	(20,036)
Current year’s change	(493,289)	69,069	(424,220)

Balance at December 31, 2005	(512,943)	69,069	(443,874)
Reversal of current year realised gains	—	(69,069)	(69,069)
Current year’s change	(1,257,594)	60,010	(1,197,584)

Balance at December 31, 2006	(1,770,537)	60,010	(1,710,527)

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT’D)

(j)	Additional disclosure under FSP19-1

As of January 1, 2006, the Group adopted FASB Staff Position FAS19-1, “Accounting for Suspended Well Costs”. Upon adoption of the FSP, the Group evaluated all existing capitalised exploratory well costs under the provisions of the FSP. The following table reflects the net changes in capitalised exploratory well costs during 2005 and 2006, and does not include amounts that were capitalised and subsequently expensed in the same period. Capitalised exploratory well costs for fiscal year ended December 31, 2005 and 2004 are presented based on the Group’s previous accounting policy.

	2004	2005	2006
	RMB’000	RMB’000	RMB’000

Beginning of year	702,959	429,461	281,573
Capitalised exploratory well costs charged to expense
upon the adoption of FSP 19-1	—	—	—
Additions to capitalised exploratory well costs
pending the determination of proved reserves	335,957	279,180	803,184
Reclassifications to oil and gas properties
based on the determination
of proved reserve	(475,420)	(328,475)	(182,582)
Capitalised exploratory well costs charged to expense	(134,035)	(98,242)	(7,976)
Exchange realignment	—	(351)	(15,010)

End of year	429,461	281,573	879,189

Aging of capitalised exploratory well costs and the number of projects for which exploratory well costs have been capitalised for a period greater than one year as follows:

	2004	2005	2006
	RMB’000	RMB’000	RMB’000

Capitalised exploratory well costs
that have been capitalised
for a period for one year or less	366,533	281,573	834,333
Capitalised exploratory well costs
that have been capitalised
for a period greater than one year	62,928	—	44,856

End of year	429,461	281,573	879,189

Number of projects for which exploratory
well costs have been
capitalised for a period greater than one year	3	—	1	*

*
Well LD27-1-1 was completed in 2005. It was tested and confirmed to be an oil flowing well. It has been temporary capitalised according to the Company’s criteria for the assessment of well status. The reservoir characteristics and geological condition of LD27-1 are relatively complex and a series of seismic, geological, reservoir and economic researches and appraisals have been conducted on it. Based on the latest research results, it has been included in the appraisal plan and the field development feasibility research is being conducted in 2007.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

38.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONT’D)

(k)	Impact of recently issued accounting standards

In February 2006, the FASB issued SFAS No. 155 ''Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140'' (''SFAS No.155''). SFAS No. 155 clarifies certain issues relating to embedded derivatives and beneficial interests in securitized financial assets, including permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, eliminating the prohibition on a qualifying special-purpose entity from holding certain derivative instruments, and providing clarification that concentrations of credit risk in the form of subordination are not embedded derivatives. The provisions of SFAS No. 155 are effective for all financial instruments acquired or issued after fiscal years beginning after September 15, 2006. The Company does not believe the adoption of SFAS No. 155 will have a material effect on its financial position cash flows or results of operations.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 155”),which is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The statement provides enhanced guidance for using fair value to measure assets and liabilities. The Company does not believe the adoption of SFAS No. 157 will have a material effect on its financial position cash flows or results of operations.

In July 2006, the FASB issued FIN No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN No. 48”), which is effective for fiscal years beginning after December 15, 2006. The statement clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under the SEC’s rule, FIN No. 48 is effective for the Company’s financial statements issued for fiscal years beginning on January 1, 2007.  The Company will apply this new rule and assess its uncertainty in income taxes in 2007. The Company does not believe the adoption of FIN No. 48 will have a material effect on its financial position cash flows or results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Under the SEC’s rule, SFAS No. 159 is effective for the Company’s financial statements issued for fiscal years beginning on January 1, 2008. The Company does not believe the adoption of FAS No. 159 will have a material effect on its financial position cash flows or results of operations.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the United States Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities”. The disclosures are categorized by the geographical areas in which the Group conducts oil and gas activities. Except for PRC and Indonesia, the information on the other geographical areas, such as Australia, Myanmar, Morocco and Nigeria etc., are combined in the following disclosures as “Others”, among which all the other projects are still in joint study, exploration or development stage except that the North West Shelf Project in Australia is in production stage.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Estimates of crude oil and natural gas reserves have been made by independent engineers, except for certain reserve of OML130 for 2006 which was estimated by internal engineers. The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus (a) its participating interest in the properties in Australia and Nigeria; and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	( mmbls)	(bcf)	( mmbls)	(bcf)	( mmbls)	(bcf)	( mmbls)	(bcf)

December 31, 2003	1,328	3,905	103	200	—	—	1,431	4,105
Purchase of reserves	6	161	—	—	—	—	6	161
Discoveries and extensions	129	414	4	157	—	—	133	571
Production	(105)	(97)	(11)	(31)	—	—	(116)	(128)
Revisions of prior estimates	(8)	(101)	5	(5)	—	—	(3)	(106)

December 31, 2004	1,350	4,282	101	321	—	—	1,451	4,603
Purchase of reserves	—	—	—	—	25	603	25	603
Discoveries and extensions	133	314	—	17	—	—	133	331
Production	(121)	(101)	(9)	(34)	—	—	(130)	(135)
Revisions of prior estimates	(7)	—	(19)	(7)	—	—	(26)	(7)

December 31, 2005	1,355	4,495	73	297	25	603	1,453	5,395
Purchase of reserves	—	—	2 *	694 *	41	—	43	694
Discoveries and extensions	132	109	—	11	—	—	132	120
Production	(127)	(130)	(8)	(39)	(1)	(10)	(136)	(179)
Revisions of prior estimates	(18)	95	12	22	—	58	(6)	175

December 31, 2006	1,342	4,569	79	985	65	651	1,486	6,205

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(a)	Reserve quantity information (cont’d)

*
The acquisition of the Tangguh LNG Project was completed in 2004. No proved reserves have been included until 2006 when the related sales contracts were signed and the necessary criteria of proved reserves were fulfilled.

Enterprise’s proportional interest in reserves of investees accounted for by the equity method:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

December 31, 2004	4	43	—	—	—	—	4	43
December 31, 2005	3	36	—	—	—	—	3	36
December 31, 2006	2	26	—	—	—	—	2	26

Proved developed reserves:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

December 31, 2004	614	2,101	85	138	—	—	699	2,239
December 31, 2005	642	2,072	63	155	14	378	719	2,605
December 31, 2006	632	1,901	67	174	15	421	714	2,496

(b)	Results of operations

	2004				2005				2006
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	32,723,277	4,162,742	—	36,886,019	48,778,934	4,638,735	—	53,417,669	62,224,126	5,138,396	465,431	67,827,953
Operating expenses	(3,643,182)	(1,427,162)	—	(5,070,344)	(4,507,915)	(1,426,683)	—	(5,934,598)	(5,139,130)	(1,751,675)	(108,379)	(6,999,184)
Production taxes	(1,725,674)	—	—	(1,725,674)	(2,596,543)	—	—	(2,596,543)	(3,315,661)	—	—	(3,315,661)
Exploration	(1,202,203)	(113,957)	—	(1,316,160)	(1,169,067)	(77,842)	(46,779)	(1,293,688)	(1,304,917)	(104,608)	(295,550)	(1,705,075)
Accretion expense	(119,707)	—	—	(119,707)	(198,945)	—	—	(198,945)	(250,922)	—	—	(250,922)
Depreciation, depletion and amortisation (including dismantlement)	(4,670,988)	(985,711)	—	(5,656,699)	(5,360,745)	(856,775)	—	(6,217,520)	(6,345,167)	(986,988)	(73,328)	(7,405,483)

	21,361,523	1,635,912	—	22,997,435	34,945,719	2,277,435	(46,779)	37,176,375	45,868,329	2,295,125	(11,826)	48,151,628
Income tax expenses	(6,408,457)	(705,487)	—	(7,113,944)	(10,483,716)	(995,885)	—	(11,479,601)	(13,760,499)	(989,773)	(85,191)	(14,835,463)

Result of operations	14,953,066	930,425	—	15,883,491	24,462,003	1,281,550	(46,779)	25,696,774	32,107,830	1,305,352	(97,017)	33,316,165
Enterprise’s share of equity method investee’s results of operations for producing activities	309,987	—	—	309,987	260,496	—	—	260,496	247,797	—	—	247,797

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(c)	Capitalised costs

	2004				2005				2006
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas
Properties	70,931,798	10,100,116	—	81,031,914	85,960,339	11,241,345	3,129,662	100,331,346	102,687,282	19,528,600	9,857,637	132,073,519
Unproved oil and gas
Properties	437,513	4,696,237	—	5,133,750	267,432	5,529,450	—	5,796,882	212,913	63,402	33,527,905	33,804,220
Accumulated depreciation, depletion and amortization	(30,462,658)	(3,083,933)	—	(33,546,591)	(35,875,926)	(3,850,293)	—	(39,726,219)	(42,066,757)	(4,691,090)	(45,793)	(46,803,640)

Net capitalised costs	40,906,653	11,712,420	—	52,619,073	50,351,845	12,920,502	3,129,662	66,402,009	60, 833,438	14,900,912	43,339,749	119,074,099
Enterprise’s share of equity method investee’s net capitalised costs	518,045	—	—	518,045	412,109	—	—	412,109	499,903	—	—	499,903

(d)	Costs incurred

	2004				2005				2006
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others**	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Acquisition costs
- Proved	—	—	—	—	—	—	3,864,342	3,864,342	—	—	6,374,981	6,374,981
- Unproved	—	3,531,046	—	3,531,046	—	—	681,943	681,943	—	—	30,856,923	30,856,923
Exploration costs	1,806,556	137,361	—	1,943,917	1,878,931	111,219	46,779	2,036,929	2,214,202	152,654	912,325	3,279,181
Development costs*	11,693,183	645,501	—	12,338,684	14,423,266	2,328,200	—	16,751,466	15,763,138	3,336,760	3,625,336	22,725,234

Total costs incurred	13,499,739	4,313,908	—	17,813,647	16,302,197	2,439,419	4,593,064	23,334,680	17,977,340	3,489,414	41,769,565	63,236,319
Enterprise’s share of equity method investee’s costs of property acquisition, exploration, and development	44,513	—	—	44,513	20,854	—	—	20,854	235,816	—	—	235,816
*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

**
The amounts include prepayments made in 2004 for the NWS Project of approximately RMB4,693,809,000 and a tax refund of approximately RMB152,993,000 related to the acquisition of the NWS Project received in 2005.

(e)	Standardised measure of discounted future net cash flows and changes therein

In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group’s estimated annual future production from proved reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$51 as at December 31, 2006 (2005: US$48; 2004: US$32). Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITES
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

Present value of estimated future net cash flows:

		2004				2005				2006
	Notes	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	（1）	464,405,099	37,198,784	—	501,603,883	658,890,903	40,919,470	21,855,452	721,665,825	652,466,884	60,388,183	45,074,262	757,929,329
Future production Costs		(114,563,284)	(20,472,914)	—	(135,036,198)	(155,478,507)	(19,370,535)	(3,742,250)	(178,591,292)	(179,879,722)	(25,320,990)	(6,063,979)	(211,264,691)
Future development Costs	（2）	(59,876,454)	(6,709,341)	—	(66,585,795)	(69,631,972)	(7,481,211)	(4,497,517)	(81,610,700)	(72,962,533)	(10,238,119)	(7,728,167)	(90,928,819)
Future income taxes		(78,181,837)	(4,001,019)	—	(82,182,856)	(118,764,845)	(5,678,110)	(2,759,755)	(127,202,710)	(106,075,580)	(8,637,768)	(6,696,189)	(121,409,537)
Future net cash flows	（3）	211,783,524	6,015,510	—	217,799,034	315,015,579	8,389,614	10,855,930	334,261,123	293,549,049	16,191,306	24,585,927	334,326,282
10% discount factor		(91,481,754)	(1,905,679)	—	(93,387,433)	(127,977,962)	(2,494,083)	(5,472,748)	(135,944,793)	(118,607,628)	(7,802,067)	(11,302,262)	(137,711,957)

Standardised measure		120,301,770	4,109,831	—	124,411,601	187,037,617	5,895,531	5,383,182	198,316,330	174,941,421	8,389,239	13,283,665	196,614,325
Enterprise’s share of equity method investee’s Standardised Measure of discounted future net cash flows		1,052,755	—	—	1,052,755	1,605,386	—	—	1,605,386	883,476	—	—	883,476

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, plus (a) its participating interest in the properties in Australia and Nigeria, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia, less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (cont’d)

Changes in the standardised measure of discounted future net cash flows:

	2004	2005	2006
	RMB’000	RMB’000	RMB’000

Standardised measure, beginning of year	108,736,202	124,411,601	198,316,330
Sales of production, net of royalties and production costs	(30,090,001)	(44,886,528)	(57,513,108)
Net change in prices, net of royalties and production costs	17,891,394	99, 253,723	8,603,374
Extensions discoveries and improved recovery, Net of related future costs	20, 752,897	26,648,779	20,226,150
Change in estimated future development costs	(21,624,959)	(18,559,873)	(19,719,116)
Development costs incurred during the year	11,768,916	15,592,789	20,333,024
Revisions in quantity estimates	(1,956,069)	(3,061,393)	1,903,268
Accretion of discount	14, 079,125	16,996,168	26,111,261
Net change in income taxes	(5,138,318)	(29,168,139)	958,885
Purchase of properties	2,356,102	8,981,882	19,031,535
Changes in timing and other	7, 636,312	2,107,321	(21,637,278)

Standardised measure, end of year	124,411,601	198,316,330	196,614,325