Form 20-F
period 2007-12-31
CNOOC LTD
filed 2008-06-26
CIK 1095595

ll

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Xin Kang
65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong
Tel +852 2213 2500
Fax +852 2525 9322
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

Shares, par value HK$0.02 per share	44,302,616,976**

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

Large accelerated filer    ☒   Accelerated filer    ☐   Non-accelerated filer    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐ Other    ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

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
**   As a result of the conversion of bonds and the exercise of options, the number of shares outstanding has changed to 44,668,049,984 as of May 30, 2008.

TERMS AND CONVENTIONS
Definitions

Unless the context otherwise requires, references in this annual report to:

•	“CNOOC” are to our controlling shareholder, China National Offshore Oil Corporation, a PRC state-owned enterprise, and its affiliates, excluding us and our subsidiaries;

•	“CNOOC Limited” are to CNOOC Limited, a Hong Kong limited liability company and the registrant of this annual report;

•	“Our company”, “we”, “our” or “us” are to CNOOC Limited and its subsidiaries;

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

Conventions

We have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007 of US$1.00=Rmb 7.2946.  We have also translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007 of HK$7.7984 to US$1.00.  We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2007, or at all.  For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

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

Except as otherwise noted, all information in this annual report relating to our oil and natural gas reserves is based upon estimates prepared by us.  In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.

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

For further definitions relating to reserves:

•
“reserve replacement ratio” means, for a given year, total additions to proved reserves, which consist of additions from purchases, discoveries and extensions and revisions of prior reserve estimates, divided by production during the year.  Reserve additions used in this calculation are proved developed and proved undeveloped reserves; unproved reserve additions are not used.  Data used in the calculation of reserve replacement ratio is derived directly from the reserve quantity reconciliation prepared in accordance with paragraph 11 of U.S. Statement of Financial Accounting Standards No. 69, which reconciliation is included in “Supplementary Information on Oil and Gas Producing Activities” beginning on page S-1 of this annual report.  However, the reserve replacement ratios included in this annual report also include the reserve additions and production of an investee company accounted for by us using the equity method, which were not included in the reconciliation found in “Supplementary Information on Oil and Gas Producing Activities.”  In 2005, 2006 and 2007, including the reserve additions and production of this investee company did not have a material impact on our reserve replacement ratio.

Our reserve replacement ratio reflects our ability to replace proved reserves.  A rate higher than 100% indicates that more reserves were added than produced in the period.  However, this measure has limitations, including its predictive and comparative value.  Reserve replacement ratio measures past performance only and fluctuates from year to year due to differences in the extent and timing of new discoveries and acquisitions.  It is also not an indicator of profitability because it does not reflect the cost or timing of future production of reserve additions.  It does not distinguish between reserve additions that are developed and those that will require additional time and funding to develop.  As such, reserve replacement ratio is only one of the indices used by our management in formulating its acquisition, exploration and development plans.

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

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations, including those associated with fluctuations in crude oil and natural gas prices, our exploration or development activities, our capital expenditure requirements, our business strategy, the highly competitive nature of the oil and natural gas industries, our foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the PRC.  For a description of these and other risks and uncertainties, see “Item 3—Key Information—Risk Factors.”

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

The Hong Kong Institute of Certified Public Accountants issued a number of new and amended Hong Kong Financial Reporting Standards (“HKFRS”), which were mandatory for annual periods beginning on or after January 1, 2007.  Details of such new and amended HKFRSs are included in note 2.1 to our consolidated financial statements included elsewhere in this annual report.

We have prepared and presented our consolidated financial statements in accordance with Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).  For an explanation of the reconciliation of our profit and shareholders’ equity to U.S. generally accepted accounting principles (“US GAAP”), see note 39 to our consolidated financial statements included elsewhere in this annual report.

	Year ended December 31,
	2003		2004		2005	2006	2007	2007
	Rmb		Rmb		Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Income Statement Data:
Hong Kong GAAP
Operating revenues:
Oil and gas sales	28,117		36,886		53,418	67,828	73,037	10,012
Marketing revenues	12,399		18,191		15,901	20,964	17,397	2,385
Other income	434		145		137	155	290	40
Total operating revenues	40,950		55,222		69,456	88,947	90,724	12,437

Expenses:
Operating expenses	(4,513)		(5,070)		(5,935)	(6,999)	(8,040)	(1,102)
Production taxes	(1,239)		(1,726)		(2,597)	(3,316)	(3,497)	(479)
Exploration expenses	(848)		(1,316)		(1,294)	(1,705)	(3,432)	(471)
Depreciation, depletion and amortization	(4,643)		(5,455)		(5,965)	(6,933)	(7,374)	(1,011)
Dismantlement	(167)		(202)		(253)	(472)	(562)	(77)
Special oil gain levy	—		—		—	(3,981)	(6,837)	(937)
Impairment losses related to property, plant and equipment	—		—		(90)	(252)	(614)	(84)
Crude oil and product purchases	(12,295)		(17,963)		(15,704)	(20,573)	(17,083)	(2,342)
Selling and administrative expenses	(1,250	) (f)	(1,104	) (f)	(1,370)	(1,544)	(1,741)	(239)
Others	(350)		(46)		(76)	(117)	(345)	(47)
	(25,305)		(32,882)		(33,284)	(45,892)	(49,525)	(6,789)

Interest income	184		207		359	781	673	92
Finance costs	(355)		(442)		(1,100)	(1,832)	(2,032)	(279)
Exchange gains/ (losses), net	(7)		29		287	308	1,856	254

Investment income	124		72		248	613	902	124
Share of profits of associates	220		344		307	322	719	99
Non-operating income/ (expenses), net	315		519		28	876	(7)	(1)

Profit before tax	16,125		23,070		36,301	44,123	43,310	5,937
Tax	(4,628)		(6,931)		(10,978)	(13,196)	(12,052)	(1,652)
Profit for the year	11,497		16,139		25,323	30,927	31,258	4,285

Earnings per share (basic)(a)(b)	0.28		0.39		0.62	0.73	0.72	0.10
Earnings per share (diluted)(a)(c)	0.28		0.39		0.61	0.73	0.72	0.10
Earnings per ADS (basic)(a)(b)	27.99		39.31		61.68	72.75	71.68	9.83
Earnings per ADS (diluted)(a)(c)	27.97		39.19		61.01	72.64	71.48	9.80

Dividend per share(a)
Special interim dividend declared in place of 2003 final dividend(d)	—		0.060		—	—	—	—
Interim	0.030		0.030		0.052	0.123	0.122	0.017
Interim (in US$)(e)	0.004		0.004		0.006	0.016	—	—
Special interim	0.038		0.050		0.052	—	—	—
Special interim (in US$)(e)	0.005		0.006		0.006	—	—	—
Proposed final(d)	0.026		0.030		0.103	0.139	0.159	0.022
Proposed final (in US$)(d)(e)	0.003		0.004		0.013	0.018	—	—
Proposed special final(d)	0.038		0.050		—	—	—	—
Proposed special final (in US$)(d)(e)	0.005		0.006		—	—	—	—

U.S. GAAP
Operating revenues:
Oil and gas sales	28,117		36,886		53,418	67,828	73,037	10,012
Marketing revenues	12,399		18,191		15,901	20,964	17,397	2,385
Other income	434		145		137	155	290	40
Total operating revenues	40,950		55,222		69,456	88,947	90,724	12,437
Profit for the year	11,980		16,176		25,343	31,104	28,257	3,874

Earnings per share (basic)(a)(b)	0.29		0.39		0.62	0.73	0.65	0.09

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Earnings per share (diluted)(a)(c)	0.29	0.39	0.61	0.73	0.65	0.09
Earnings per ADS (basic)(a)(b)	29.17	39.40	61.73	73.16	64.80	8.88
Earnings per ADS (diluted)(a)(c)	29.14	39.28	61.06	73.05	64.61	8.86

	As of December 31,
	2003		2004		2005	2006	2007	2007
	Rmb		Rmb		Rmb	Rmb	Rmb	US$
	(in millions)
Balance Sheet Data:
Hong Kong GAAP
Cash and cash equivalents	14,400		14,092		8,992	14,364	23,357	3,202
Time deposits with maturity over three months	2,323		8,603		12,200	9,233	7,200	987
Available-for sale financial assets/Short term investments	5,684		5,444		13,847	12,390	6,688	917
Current assets	29,263		35,293		44,421	47,892	55,732	7,640
Property, plant and equipment, net	42,849	(g)	57,182	(g)	66,625	103,406	118,880	16,297
Interests in associates	1,118		1,327		1,402	1,544	2,031	278
Intangible assets	—		—		1,300	1,409	1,331	182
Long term available-for-sale financial assets	—		—		1,017	1,017	1,819	249
Total assets	73,229	(g)	93,802	(g)	114,765	155,268	179,793	24,647
Current liabilities	9,307		10,402		13,616	14,481	21,402	2,934
Long term bank loans, net of current portion	890		865		24	2,438	2,720	373
Long term guaranteed notes	8,142		16,313		16,532	17,886	8,326	1,141
Total long term liabilities	17,461		26,957		27,546	32,973	24,077	3,301
Total liabilities	26,768		37,359		41,162	47,454	45,479	6,235
Capital stock	21,638		21,638		21,643	35,889	41,986	5,756
Minority interest	—		—		—	42	—	—
Shareholders’ equity	46,461	(f),(g)	56,443	(f),(g)	73,603	107,772	134,315	18,413

U.S. GAAP
Total assets	73,234		93,846		114,809	171,579	196,070	26,879
Total long term liabilities	17,461		26,957		27,546	49,063	43,529	5,967
Minority interest	—		—		—	42	—	—
Shareholders’ equity	46,496		56,487		73,647	107,993	131,140	17,978

(a)
On March 17, 2004, our shareholders approved a five-for-one stock split of our shares.  The stock split was effected by dividing each of our issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each, and by increasing the board lot size for trading on the Hong Kong Stock Exchange from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each.  The ratio of our ADSs listed on the New York Stock Exchange also changed such that each ADS now represents 100 subdivided shares of HK$0.02 each, as opposed to 20 shares of HK$0.10 each prior to the stock split.  As such, per share amounts of our shares have been adjusted retroactively for the stock split.

(b)
Earnings per share (basic) and earnings per ADS (basic) for each year from 2003 to 2007 have been computed, without considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 41,070,828,275 and 410,708,283 respectively for 2003, 41,060,240,659 and 410,602,407 respectively for 2004, 41,054,499,982 and 410,545,000 respectively for 2005, 42,512,190,394 and 425,121,904 respectively for 2006 and 43,605,437,212 and 436,054,372 respectively for 2007, in each case based on a ratio of 100 shares to one ADS.

(c)
Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2003 to 2007 have been computed, after considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by using 41,110,339,095 shares and 411,103,391 ADSs for 2003, 41,179,513,436 shares and 411,795,134 ADSs for 2004, 42,386,055,766 shares and 423,860,558 ADSs for 2005, 42,577,841,013 shares and 425,778,410 ADSs for 2006 and 43,731,936,869 shares and 437,319,369 ADSs for 2007.  For the years 2006 and 2007, the convertible bonds had an anti-dilutive effect on the basic earnings per share and were ignored in the calculation of diluted earnings per share.

(d)	The proposed final dividend and special final dividend for 2003 were cancelled and replaced by the special interim dividend of HK$0.06 per share declared and paid in 2004.

(e)
For the purposes of this chart, the exchange rate used for the conversion of dividends from Renminbi into U.S. Dollars is the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year for which the applicable dividend was issued.

(f)
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

(g)
In 2005, we restated certain prior year amounts upon adoption of new Hong Kong accounting policies.  For example, in prior periods, we classified the on-shore processing plants as land and buildings and depreciated over 30-50 years on a straight-line basis.  Upon the adoption of HKAS 16, we have retrospectively reclassified our property, plant and equipment into two categories: oil and gas properties, and vehicles and office equipment.  We have reclassified the onshore terminals previously classified as land and buildings to oil and gas properties as they will be used in similar operations and are expected to have similar economic useful lives.  We also changed our accounting policy retrospectively for 2003 and 2004 to state the onshore terminals at cost instead of valuation and to amortize those terminals by the unit-of-production method on a property-by-property basis.

	Year ended December 31,
	2003		2004		2005		2006		2007		2007
	Rmb		Rmb		Rmb		Rmb		Rmb		US$
	(in millions, except percentages and ratios)
Other Financial Data:
Hong Kong GAAP
Capital expenditures paid(1)	8,272		12,843		16,606		23,041		26,942		3,693
Cash provided by (used for):
Operating activities	17,819		22,328		32,154		39,226		42,713		5,855
Investing activities	(9,513)		(24,607)		(29,349)		(39,526)		(22,939)		(3,145)
Financing activities	(1,745)		1,970		(7,786)		6,039		(10,646)		(1,459)
Ratio of total debt to total capitalization(2)	16.2%		23.3%		19.1%		15.5%		7.6%		7.6%

U.S. GAAP
Cash provided by (used for):
Operating activities	17,819		22,328		32,154		39,226		42,713		5,855
Investing activities	(9,513)		(24,607)		(29,349)		(39,526)		(22,939)		(3,145)
Financing activities	(1,745)		1,970		(7,786)		6,039		(10,646)		(1,459)
Ratio of cash provided by operating activities to gross interest expense(3)	35.1	x	39.4	x	41.5	x	40.4	x	45.0	x	45.0	x
Ratio of total debt to cash provided by operating activities	0.5	x	0.8	x	0.5	x	0.5	x	0.3	x	0.3	x
Profit for the year	11,980		16,176		25,343		31,104		28,257		3,874
Profit for the year margin(4)	29.3%		29.3%		36.5%		35.0%		31.1%		31.1%
Ratio of profit to gross interest expense(3)	23.6	x	28.5	x	32.7	x	32.0	x	29.8	x	29.8	x
Ratio of total debt to profit	0.8	x	1.1	x	0.7	x	0.8	x	0.5	x	0.5	x
Ratio of total debt to total capitalization(2)	16.3%		23.4%		19.1%		15.5%		9.9%		9.9%

(1) Capital expenditures paid excludes acquisition capital expenditures.
(2) Total capitalization excludes current portion of long-term debt.
(3) Gross interest expense includes capitalized interest.
(4) Profit margin represents profit as a percentage of our total operating revenues, as computed under U.S. GAAP.

We publish our financial statements in Renminbi.  Unless otherwise indicated, all translations from Renminbi to U.S. dollars have been made at a rate of Rmb 7.2946 to US$1.00, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007.  We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rate above or at all.

The following table sets forth the noon buying rates for U.S. dollars for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1998	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
December 2007	7.2946	—	7.4120	7.2946
January 2008	7.1818	—	7.2946	7.1818
February 2008	7.1115	—	7.1973	7.1100
March 2008	7.0120	—	7.1110	7.0105
April 2008	6.9870	—	7.0185	6.9840
May 2008	6.9400	—	7.0000	6.9377

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

As of May 30, 2008, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was Rmb 6.9400 to US$1.00.

Unless otherwise indicated, all translations from Hong Kong dollars to U.S. dollars have been made at a rate of HK$7.7984 to US$1.00, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007.  We do not represent that Hong Kong dollar or U.S. dollar amounts could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rate above or at all.

The following table sets forth the noon buying rates for U.S. dollars for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2003	7.7640	7.7864	7.8001	7.7285
2004	7.7723	7.7891	7.8010	7.7632
2005	7.7533	7.7755	7.7999	7.7514
2006	7.7771	7.7681	7.7928	7.7506
2007	7.7984	7.8008	7.8289	7.7497
December 2007	7.7984	—	7.8073	7.7879
January 2008	7.7961	—	7.8107	7.7961
February 2008	7.7807	—	7.8012	7.7807
March 2008	7.7819	—	7.7897	7.7642
April 2008	7.7950	—	7.7963	7.7863
May 2008	7.8041	—	7.8060	7.7931

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

As of May 30, 2008, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.8041 to US$1.00.

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

Our revenues and profit have increased significantly in recent years, mainly due to increasing oil prices. However, we cannot assure that oil prices will remain high in the future.

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

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect over time.  Consequently, the results of drilling, testing and production may require substantial upward or downward revisions in our initial reserves data.  For more information on our oil and gas reserves data, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Oil and Natural Gas Reserves.”

Any failure to develop our proved undeveloped reserves and gain access to additional reserves could adversely affect our business and our financial position

Approximately 59.3% of our proved reserves were undeveloped as of December 31, 2007.  Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner.  There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.  Future drilling, exploration and acquisition activities may not be successful.  If our exploration and development activities or acquisition of properties containing proved reserves are unsuccessful, our total proved reserves will decline.

Our future prospects largely depend on our capital expenditure plans, which are subject to various risks

The oil and gas exploration and production business is capital intensive.  Our ability to maintain and increase our revenues, profit and cash flows depends upon continued capital spending.  Our capital expenditure plans are subject to a number of contingencies, some of which are beyond our control.  These variables include:

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

Any failure to implement our natural gas business strategy may adversely affect our business and financial position

As part of our business strategy and to meet increasing market demand in China, we continue to expand our natural gas business.  In addition to the risks that affect our business generally, this strategy involves a number of risks and uncertainties including the following:

•	we have limited experience in investing in liquefied natural gas facilities, gas transmission and distribution systems, and overseas upstream natural gas properties;

•
the natural gas transmission and supply infrastructure in China is underdeveloped and its development depends on a number of factors, many of which are beyond our control, such as funding, national and local government approvals and timely completion of construction;

•
the natural gas market in China is also underdeveloped and its development depends on the establishment of long-term natural gas supply contracts with natural gas utilities or large end-users, such as power and chemical plants.  The demand of these buyers for natural gas could be affected by a number of regulatory and market factors, such as regulation of coal prices, government power and utility policies, chemical commodity cycles, electricity pricing and demand, and environmental policies;

•	we do not have the same preferential rights with respect to overseas natural gas businesses that we enjoy with respect to our upstream natural gas business offshore China; and

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

CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates

CNOOC indirectly owned 64.41% of our shares as of May 30, 2008.  As a result, CNOOC is able to control the composition of the board of directors of our company (our “Board”), determine the timing and amount of our dividend payments and otherwise control us.  Therefore, CNOOC may cause us to enter into transactions, to take or fail to take other actions, or to make decisions that conflict with the best interests of our other shareholders. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected.

In addition, we regularly enter into transactions with CNOOC and its affiliates, such as China Oilfield Services Limited (“COSL”), and Offshore Oil Engineering Co., Ltd. (“CNOOC Engineering”).  For further details, see “Item 7—Major Shareholders and Related Party Transactions.”  Some of our transactions with CNOOC and its affiliates constitute connected transactions under the Hong Kong Stock Exchange Listing Rules.  However, these connected transactions are subject to review by the Hong Kong Stock Exchange and may also be subject to the prior approval of our independent shareholders.  If we do not obtain these approvals, we will not be allowed to effect these transactions and our business operations and financial condition could be adversely affected.

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

Our business performance relies heavily on our sales to large domestic customers and a substantial drop in such sales could have a material adverse effect on our results of operations

We sell a significant proportion of our production to CNOOC-affiliated companies and China Petroleum & Chemical Corporation (“Sinopec”).  For the years ended December 31, 2005, 2006 and 2007, net sales to CNOOC-affiliated companies accounted for 38.3%, 39.9% and 35.0%, respectively, of our total operating revenues, and sales to Sinopec accounted for 22.5%, 21.6% and 24.0%, respectively, of our total operating revenues. CNOOC has a controlling interest in us.  However, our transactions with CNOOC-affiliated companies are on normal commercial terms and CNOOC does not guarantee our sales volume or profit margin. Sinopec has its own oil and gas fields and has the right to import crude oil directly from the international market.  We do not have any long-term crude oil sales contracts with CNOOC and its affiliates or Sinopec.  Our business, results of operations and financial condition would be adversely affected if either CNOOC-affiliated companies or Sinopec significantly reduced their crude oil purchases from us and we could not find other ready buyers in the international market to purchase our crude oil at comparable prices and in comparable volumes.

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

We are the dominant player in the oil and gas industry offshore China.  Currently, we, through CNOOC, are the only company permitted to engage in oil and gas exploration offshore China in cooperation with foreign oil and gas companies.  Any change to PRC law that allows new entrants to conduct oil and gas exploration activities offshore China in cooperation with international oil and gas companies could increase the competition for new oil and gas properties offshore China.

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

Exploration, development and production risks and natural disasters may affect our operations and could result in losses that are not covered by insurance

Our petroleum exploration, development and production operations are subject to various risks, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters.  Any of these risks could result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under production sharing contracts.  The costs of drilling, completing and operating wells also are uncertain and are subject to numerous factors beyond our control, including:

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

We are exposed to operating risks in some foreign countries and regions in which we have operations

We currently have operations and assets in various foreign countries and regions, including Indonesia, Australia and Nigeria, and may expand our operations into other countries to further enhance our reserve base and diversify our geographic risk profile.  See “Item 4—Information on the Company—Business Overview—Overseas Activity.”  These interests are subject to operating risks in their respective regions, including economic and political risks.

Our non-PRC interests are subject to the laws and regulations of these non-PRC jurisdictions respectively, including those relating to the development, production, marketing, pricing, transportation and storage of crude oil and natural gas, taxation and environmental and safety matters.  In addition, our overseas operations generally are subject to fiscal arrangements with our partners.  As we expand to different countries, we may become exposed to various operating risks in each of these jurisdictions.  Our non-PRC interests may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting these foreign nations which are not within our control, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war and terrorism, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, foreign exchange rate fluctuations and currency controls.

Some foreign countries and regions in which we have operations or may have operations in the future may not have diplomatic or trade relations with other countries and may be subject to trade or economic sanctions imposed by such other countries

While the foreign countries and regions in which we have operations or may have operations in the future may maintain an amicable relationship with China, some of them may not have diplomatic or trade relations with other countries and may be subject to trade or economic sanctions imposed from time to time by such other countries.  See “Item 4—Information on the Company—Business Overview—Overseas Activity—Asia—Myanmar.”  We will endeavor to limit our investment and scale of operations in these foreign jurisdictions to minimize our exposure, but we cannot assure that the operations and assets that we currently have or in the future may have in foreign countries and regions will not be affected by trade or economic sanctions that may be imposed by other countries due to their deteriorated relations with each other.  Our business and results of operations may be adversely affected if such sanctions are imposed and result in interruption of our overseas operations or non-accessibility of our overseas assets for a significant period of time.

Our controlling shareholder, CNOOC, or its affiliates may enter into activities in certain countries that are the subject of U.S. sanctions, which could result in negative media and investor attention.

CNOOC owns 64.41% of our outstanding shares, and is therefore our controlling shareholder.  CNOOC or its affiliates may from time to time engage in activities in countries that are the subject of U.S. economic sanctions.

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

We believe that all of our facilities and operations are in material compliance with the requirements of the relevant environmental protection laws and regulations. However, amendment of existing laws or regulations may impose additional or more stringent requirements.  In addition, our compliance with such laws or regulations may require us to incur significant capital expenditures or other obligations or liabilities, which could create a substantial financial burden on us.  For a further discussion of the relevant environmental regulations, particularly those in the PRC, see “Item 4—Information on the Company—Business Overview—Regulatory Framework—Environmental Regulation.”

Risks relating to the PRC petroleum industry

A change in PRC petroleum industry regulations could have an adverse effect on our operations

The PRC government exercises control over the PRC petroleum industry, including with respect to licensing, exploration, production, distribution, pricing, taxation, imports and exports and allocation of various resources.  We have benefited from various favorable PRC government policies, laws and regulations that have been enacted to encourage the development of the offshore petroleum industry.  See “Item 4—Information on the Company—Regulatory Framework—Special Policies Applicable to the Offshore Petroleum Industry in China” and “Item 4—Information on the Company—Business Overview—PRC Fiscal Regimes for Offshore Crude Oil and Natural Gas Activities.”  We cannot assure that the legal and fiscal regimes affecting our businesses will remain substantially unchanged or that we will continue to benefit from favorable PRC government policies.

Changes to the tax regime affecting the petroleum industry that have been recently implemented or are currently under consideration could increase our tax burden.  In March 2006, the PRC government imposed a special oil gain levy on revenues generated from sales of domestically produced crude oil when the realized price exceeds US$40 per barrel, which significantly increased our expenses.  In addition, the PRC government imposed an export tariff of 5% on crude oil in November 2006.  The PRC government has also announced that it plans to reform the current resource taxation system, which could increase our tax burden.

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

Risks relating to the PRC

PRC economic and political conditions may adversely affect our operations

Most of our businesses, assets and operations are located in the PRC.  The economic system of the PRC differs from the economies of most developed countries in many respects, including government investment, control of capital investment and control of foreign exchange.

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

The PRC government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. Certain measures taken by the PRC government, such as placing additional controls on prices of petroleum and petroleum products, could restrict our business operations and adversely affect our financial position.

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

CNOOC China Limited may undertake current account foreign exchange transactions without prior approval from the State Administration for Foreign Exchange.  It has access to current account foreign exchange so long as it can produce commercial documents evidencing such transactions and provided that they are processed through certain banks in China.  Foreign exchange transactions under the capital account, including principal payments with respect to foreign currency denominated obligations, are subject to the approval requirements of the State Administration for Foreign Exchange.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. From that day to May 30, 2008, the Renminbi appreciated approximately 19.1% against the U.S. dollar.

The appreciation of the Renminbi against the U.S. dollar may cause a decrease in our oil sales, since the benchmark oil prices are usually in U.S. dollars. However, the appreciation of the Renminbi against the U.S. dollar may also decrease our costs for imported equipment and materials, most of which are denominated in U.S. dollars, as well as our debt repayment burden, since approximately 96% of our debt is denominated in U.S. dollars. For further information on foreign exchange risks, foreign exchange rates and hedging activities,  see “Item 3—Key Information—Selected Financial Data” and “Item 11—Qualitative and Quantitative Disclosure about Market Risk.”

Certain legal restrictions on dividend distribution may have a material adverse effect on our cash flows

We are a holding company.  Our exploration, development, production and sales businesses are owned and conducted through various wholly owned subsidiaries, including CNOOC China Limited, our wholly foreign-owned enterprise in the PRC.  Accordingly, our future cash flows will consist principally of dividends from our subsidiaries.  Our PRC subsidiary’s ability to pay dividends to us is subject to PRC regulations, including a restriction that companies may pay dividends only out of profit determined in accordance with PRC accounting standards and regulations.  In addition, under PRC laws, CNOOC China Limited is required to allocate at least 10% of its net profit to a reserve fund until the balance of the fund has reached 50% of its registered capital.  The balance of the reserve fund of CNOOC China Limited reached 50% of its registered capital in 2007 and CNOOC China Limited will be required to make further allocations only if its registered capital is increased..  Such reserve is not distributable as cash dividends.  Therefore, there is a risk that we may not be able to maintain sufficient cash flows due to these restrictions on dividend distribution.

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

Risks relating to our ADSs and shares

Additional shares or ADSs eligible for public sale could adversely affect the price of our shares or ADSs

Sales, or the real or perceived possibility of sales, of a significant number of additional shares in the public market could adversely affect prevailing market prices for our shares and ADSs.  As of May 30, 2008, CNOOC, through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation Ltd., held approximately 64.41% of our shares and the rest of our shares were held by public investors, including institutional investors.  We cannot predict the effect, if any, that sales of our shares, including sales of large positions held by institutional and corporate investors, or the availability of our shares for future sale, will have on the market price of our shares or ADSs.

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

The PRC government established CNOOC, our controlling shareholder, as the state-owned offshore petroleum company of China in 1982 under the Regulation of the People’s Republic of China on the Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises, whereby CNOOC assumed overall responsibility for the administration and development of PRC offshore petroleum operations with foreign oil and gas companies.  Prior to March 2003, CNOOC was regulated and supervised by the State Economic and Trade Commission.  Since March 2003, the PRC government has undergone substantial reform.  The National Development and Reform Commission has succeeded the State Economic and Trade Commission as the primary coordinator for the petroleum industry.

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

•	organizing international bidding for offshore petroleum exploitation;

•	conducting independent exploration, development, production and sales activities in independently operated oil and gas fields offshore China;

•	awarding contracts to and signing bilateral contracts with foreign partners for offshore petroleum exploitation;

•	reviewing and confirming appraisal reports and overall development plans required under production sharing contracts; and

•	obtaining from the PRC government all approvals, permits, licenses, consents and special policies necessary under production sharing contracts.

Reorganization

Pursuant to CNOOC’s internal business reorganization in 1999, CNOOC transferred all of its then current operational and commercial interests in its offshore petroleum business, including the related assets and liabilities, to us. CNOOC also transferred 917 employees to us to facilitate the transfer of the oil and natural gas businesses previously operated by CNOOC. As a result, we and our subsidiaries are the only vehicle through which CNOOC engages in petroleum exploration, development, production and sales activities both within and outside China.

CNOOC retained its commercial interests in operations and projects not related to oil and gas exploration and production, as well as all of its administrative functions, which it performed prior to the reorganization, including:

•	organizing international bidding for offshore petroleum exploitation;

•	awarding contracts to and signing bilateral contracts with foreign partners for offshore petroleum exploitation;

•	approving any extension of the period for the completion of the appraisal work on petroleum discovery under the production sharing contracts; and

•	submitting the overall development plans, reports of the oil and gas fields and the environmental impact statements related to the production sharing contracts to the PRC governmental authorities.

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

Overview

We are an oil and gas company engaged in the exploration, development and production of crude oil and natural gas primarily offshore China.  We are the dominant producer of crude oil and natural gas offshore China and, through CNOOC, are the only company permitted to conduct exploration and production activities with foreign oil and gas companies offshore China.  As of December 31, 2007, we had estimated net proved reserves of 2,601.2 million BOE, comprised of 1,564.1 million barrels of crude oil and condensate and 6,222.8 billion cubic feet of natural gas.  For 2007, our net production averaged 371,827 barrels per day of crude oil, condensate and natural gas liquids and 559.6 million cubic feet per day of natural gas, which together totaled 469,407 BOE per day.  Unless otherwise noted, all operating data presented in this annual report, including reserve and production information, includes our interest in the oil and gas field held by an unconsolidated investee in which we hold a 30% equity interest.  For more information on our reserves and related information, see “Supplementary Information on Oil and Gas Producing Activities” in our consolidated financial statements included elsewhere in this annual report, in which we separately disclose reserve and related information for this unconsolidated investee in accordance with U.S. Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities.”

Our net proved reserves increased from 2,528.5 million BOE as of December 31, 2006 to 2,601.2 million BOE as of December 31, 2007, representing an increase of 2.9%.  Based on net proved reserves, we are one of the largest independent oil and gas exploration and production companies in the world.  In the petroleum industry, an “independent” company owns oil and gas reserves independently of other downstream assets, such as refining and marketing assets, whereas an integrated company owns downstream assets in addition to oil and gas reserves.

We conduct exploration, development, production and sales activities through both independent operations and production sharing contracts with foreign partners.  We have added to our reserves in recent years primarily through our independent operations.  As of December 31, 2007, independent properties accounted for 62.0% of our total net proved reserves and independent net proved undeveloped reserves accounted for 64.8% of our total net proved undeveloped reserves.  For the year ended December 31, 2007, production from our independent properties accounted for 46.8% of our total net production.

Our controlling shareholder, CNOOC, has the exclusive right to enter into contracts with international oil and gas companies to conduct exploration and production activities offshore China.  Under these production sharing contracts, we have the sole right to acquire, at no cost, participating interests in any successful discovery offshore China made by our foreign partners.  Our foreign partners can recover their exploration costs under the production sharing contracts only if a commercially viable discovery is made.  As of December 31, 2007, we had 27 foreign partners under our existing production sharing contracts offshore China, all of which are international oil and gas companies, including BG International Ltd., BP China Exploration & Production Company, Burlington Resources China LLC, ChevronTexaco China Energy Company, ConocoPhillips China Inc., Devon Energy China Ltd., ENI China B.V., Horizon Oil Ltd., Husky Oil China Ltd., Kerr-McGee China Petroleum Ltd., Newfield China LDC., Roc Oil (China) Company, Shell China Exploration and Production Co., Ltd. and Texas American Resources-Asia Limited.  As of December 31, 2007, we were a party to 40 production sharing contracts offshore China.  We are currently the operator or joint operator of some of the properties developed under our production sharing contracts.

Natural gas is becoming an increasingly important part of our business strategy because of rapidly growing domestic demand.  In view of increasing demand for natural gas, we have continued to explore for natual gas and develop our natural gas properties. We have also made strategic investments in liquefied natural gas related upstream projects outside the PRC, and may continue to do so in the future.  We have acquired interests in gas reserves located in Tangguh, Indonesia and the North West Shelf, Australia.  In addition, CNOOC, our controlling shareholder, has granted us an option to invest in liquefied natural gas projects or other natural gas related business in which CNOOC invested or proposed to invest.  The terms of this option require us, if we exercise the option, to reimburse CNOOC for any contribution CNOOC has made with respect to the project together with interest calculated at the prevailing market rate.  CNOOC’s major liquefied natural gas projects in the PRC, which it has entered into with various partners, include LNG terminals under production or development in Guangdong, Fujian, Zhejiang and Shanghai.

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

Large proved reserve base with significant exploitation opportunities

Based on net proved reserves as of December 31, 2007 and net production for the year ended December 31, 2007, we had a reserve-to-production ratio of 15.2 years.  As of December 31, 2007, approximately 59.3% of our net proved reserves were classified as net proved undeveloped.  Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating area with demonstrated exploration potential

Since CNOOC’s inception in 1982 to the end of 2007, we and foreign partners have together drilled a total of 929 exploration wells in China’s sizable offshore exploration area, including 589 wildcat wells with a success rate of approximately 35%.  For the year ended December 31, 2007, we and foreign partners made 11 discoveries and one discovery, respectively, offshore China.

Successful independent exploration and development record.

From the inception of CNOOC in 1982 to December 31, 2007, we achieved a success rate of approximately 42% on our 290 offshore China independent wildcat wells.  As of December 31, 2007, independent properties accounted for 62.0% of our total net proved reserves and independent net proved undeveloped reserves accounted for 64.8% of our total net proved undeveloped reserves.  In 2007, we, acting as operator, completed 5 of our major development projects.

Competitive cost structure

For the year ended December 31, 2007, our total offshore China lifting costs, also known as production costs, were US$8.60 per BOE.  Total lifting costs for independent operations offshore China were US$8.39 per BOE during the same period.  Lifting costs consist of operating expenses and production taxes.  We have kept our offshore China lifting costs low through various measures, including more efficient use of existing offshore facilities, the linking of employee bonuses to cost reduction and the adoption of new technology in our operations.  We believe that such cost structure allows us to compete effectively even in a low crude oil price environment.

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

Strategic position in China’s growing natural gas markets

The proximity of our natural gas reserves to the major demand areas in the coastal regions of China provides us with a competitive advantage over other natural gas suppliers in China, whose natural gas reserves are located primarily in northwest and southwest China.  We have natural gas fields near many of China’s rapidly growing coastal areas, including Hong Kong, Shanghai and Guangzhou.  We have also acquired interests in gas reserves located in Tangguh, Indonesia and the North West Shelf, Australia.  In addition, CNOOC has granted us an option to invest in liquefied natural gas projects or other natural gas related businesses in the PRC in which CNOOC invested or proposed to invest.  For further information, see “Item 4—Information on the Company—Business Overview—Overview.”

Experienced management team

Our senior management team has extensive experience in the oil and gas industry, and most of our executives have been with the CNOOC group since its inception in 1982.  We evolved from a company heavily reliant on production sharing contracts with foreign partners to a company with a balance of both independent and production sharing contract operations.  Our management team and staff have had the opportunity to work closely with foreign partners both within and outside China.  We have implemented international management practices, including incentive compensation arrangements such as share option schemes.  See “Item 6—Directors, Senior Management and Employees—Share Ownership.”

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

Increase production primarily through the development of our net proved undeveloped reserves

As of December 31, 2007, approximately 59.3% of our proved reserves were classified as net proved undeveloped, which gives us the opportunity to achieve substantial production growth even without additional reserve discoveries, assuming that we will be able to develop these reserves more quickly than we deplete our currently producing reserves.  We are currently undertaking a number of large development projects, which are primarily located in the Bohai Bay and the Western South China Sea offshore China and in Nigeria and Indonesia.  We plan to spend approximately US$4,149 million to develop our net proved undeveloped reserves in 2008.

Add to our reserves through independent exploration and production sharing contracts

We plan to concentrate our independent exploration efforts in existing operating areas.  We plan to spend approximately US$1,042 million in 2008 on exploration activities.  We plan to increase independent exploration efforts while continuing to enter into production sharing contracts with foreign partners to lower capital requirements and exploration risks.  In 2008, we plan to drill approximately 86 exploration wells, and independently acquire approximately 33,350 kilometers and 12,460 square kilometers of 2D seismic data and 3D seismic data, respectively.  Our foreign partners under existing production sharing contracts plan to drill approximately 40 exploration wells, and acquire approximately 5,200 kilometers and 10,638 square kilometers of 2D seismic data and 3D seismic data, respectively, in 2008.

Capitalize on the growing demand for natural gas in China

We plan to capitalize on the growth potential of the PRC natural gas market through the following initiatives:

•	continue to explore and develop natural gas fields;

•	evaluate whether to exercise the options to invest in CNOOC’s liquefied natural gas projects in China; and

•	evaluate investment opportunities in related natural gas businesses that will help develop markets for our natural gas production.

To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with parties possessing the relevant experience and expertise.

Selectively pursue acquisitions to ensure long-term production growth and geographical reserves risk diversification, and to further our natural gas strategy

We plan to make selective acquisitions that will meet one or more of our strategic objectives of enhancing our production profile, diversifying our reserve base and geographic risk profile and furthering our natural gas strategy.  We evaluate acquisition opportunities based on our expected economic return criteria. Since 2002, we have made a number of acquisitions overseas.  We currently have operations and assets in various foreign countries and regions, including Indonesia, Australia and Nigeria.  See “Item 4—Information on the Company—Business Overview—Overseas Activity.”

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

	Year ended December 31,
	2005	2006	2007
Net Production:
Oil (daily average bbls/day)	356,868	372,720	371,827
Gas (daily average mmcf/day)	389.6	490.9	559.6
Oil equivalent (BOE/day)	424,108	457,482	469,407
Average net realized prices:
Oil (per bbl)	US$47.31	US$58.90	US$66.26
Gas (per mcf)	2.82	3.05	3.30
Offshore China lifting costs (per BOE)	6.34	7.30	8.60
Overseas lifting costs (per BOE)	12.41	14.07	13.98

Net Proved Reserves (end of period):
Oil (mmbbls)	1,457.4	1,489.8	1,564.1
Gas (bcf)	5,430.9	6,231.6	6,222.8
Total (million BOE)	2,362.6	2,528.5	2,601.2
Proved developed reserves (million BOE)	1,159.8	1,136.7	1,058.8
Annual reserve replacement ratio(1)	186%	199%	142%
Estimated reserves life (years)	15.3	15.1	15.2
Standardized measure of discounted future net cash flow (million Rmb)	198,316	196,614	313,926

(1) For information on the calculation of this ratio, see “Terms and Conventions—Glossary of Technical Terms—reserve replacement ratio.”  For more information regarding our reserve replacement, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Oil and Natural Gas Reserves.”

At our request, Ryder Scott Company, an independent petroleum engineering consulting company, carried out an independent evaluation of the reserves of all our properties as of December 31, 2005, 2006 and 2007, except for certain reserves of the OML130 project in Nigeria in 2006, which were evaluated by us. For further information regarding our reserves, see “Item 3—Key Information—Risk Factors—Risks relating to our business—The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing and production” and “Item 4—Information on the Company—Business Overview—Exploration and Production—Oil and Natural Gas Reserves.”

The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as of the dates indicated.

	Net proved reserves at December 31,		Net proved reserves at December 31, 2007
	2005	2006	Developed	Undeveloped	Total
Bohai Bay:
Crude oil (mmbbls)	920.2	933.4	437.4	513.9	951.3
Natural gas (bcf)	740.7	765.0	254.7	506.8	761.5
Total (million BOE):	1,043.7	1,060.9	479.9	598.3	1,078.2
Independent (million BOE)	622.4	669.4	337.8	383.1	720.9
Production sharing contracts (million BOE)	421.3	391.5	142.1	215.2	357.3

Western South China Sea:
Crude oil (mmbbls)	205.7	190.5	62.8	146.1	208.9
Natural gas (bcf)	2,604.0	2,648.1	1,267.2	1,272.0	2,539.2
Total (million BOE):	639.7	631.9	274.0	358.1	632.1
Independent (million BOE)	531.2	545.8	206.5	351.5	558.0
Production sharing contracts (million BOE)	108.5	86.0	67.5	6.6	74.1

Eastern South China Sea:
Crude oil (mmbbls)	211.2	200.2	120.0	106.6	226.6
Natural gas (bcf)	784.2	792.0	24.7	754.7	779.4
Total (million BOE):	341.9	332.3	124.1	232.4	356.5
Independent (million BOE)	220.3	226.2	58.3	191.6	249.9
Production sharing contracts (million BOE)	121.6	106.1	65.8	40.8	106.6

East China Sea:
Crude oil (mmbbls)	21.2	20.4	2.7	17.8	20.5
Natural gas (bcf)	402.2	390.0	42.8	331.0	373.8
Total (million BOE):	88.2	85.4	9.8	73.0	82.8
Independent (million BOE)	88.2	85.4	9.8	73.0	82.8
Production sharing contracts (million BOE)	—	—	—	—	—

Overseas:
Crude oil (mmbbls)	99.1	145.3	65.9	90.8	156.7
Natural gas (bcf)	899.9	1,636.5	630.2	1,138.7	1,768.9
Total (million BOE):	249.1	418.0	170.9	280.6	451.6
Independent (million BOE)	—	—	—	—	—
Production sharing contracts (million BOE)(a)	249.1	418.0	170.9	280.6	451.6

Total:
Total crude oil (mmbbls)	1,457.4	1,489.8	688.8	875.2	1,564.1
Total natural gas (bcf)	5,430.9	6,231.6	2,219.6	4,003.2	6,222.8
Total (million BOE):	2,362.6	2,528.5	1,058.7	1,542.4	2,601.2
Independent (million BOE)	1,462.2	1,526.9	612.4	999.2	1,611.6
Production sharing contracts (million BOE)	900.4	1,001.6	446.3	543.2	989.6

(a)
These amounts include our net proved reserves in Australia, in which the petroleum regime adopted is a royalty/tax system.  See “Item 4—Information on the Company—Business Overview—Fiscal Regimes—Overseas.”

Exploration and Production

Summary

We currently conduct exploration, development and production activities primarily in four areas offshore China:

•	the Bohai Bay;

•	the Western South China Sea;

•	the Eastern South China Sea; and

•	the East China Sea.

The following chart sets forth the aggregate area in square kilometers of our major exploration areas as of December 31, 2007.

In addition, we hold several equity interests in oil and gas properties in foreign countries and regions, including Indonesia, Australia and Nigeria.  See “Item 4—Information on the Company—Business Overview—Overseas Activity.”

As of December 31, 2007, we had estimated net proved reserves of 2,601.2 million BOE, comprised of 1,564.1 million barrels of crude oil and condensate and 6,222.8 billion cubic feet of natural gas.  As of December 31, 2007, we had interests in 58 producing properties and 51 properties under development offshore China.  In 2007, four projects offshore China and one overseas project commenced production.  For 2007, net production averaged 371,827 barrels per day of crude oil, condensate and natural gas liquids and 559.6 million cubic feet per day of natural gas, which together totaled 469,407 BOE per day, representing a 2.6% increase over the annual average daily production for 2006.

We conduct our exploration, development and production activities independently as well as through production sharing contracts with foreign partners.  Production sharing contracts contain provisions regarding the exploration, development, production and operation of an oil and gas field and the formula through which foreign partners may recover exploration, development and production costs and share in the production after the successful development of petroleum reserves. In 2007, our controlling shareholder, CNOOC, signed four production sharing contracts offshore China with foreign partners, most of which relate to area in the South China Sea. See “Item 4—Information on the Company—Business Overview—Fiscal Regimes—Offshore China” for a detailed discussion of these arrangements.

From time to time, we also conduct exploration efforts through geophysical survey agreements with foreign companies.  These geophysical survey agreements allow international oil and gas companies to make geophysical surveys and conduct geophysical studies before deciding whether to negotiate a production sharing contract with CNOOC.  If a foreign partner decides to enter into a production sharing contract with CNOOC, the costs and expenses that the foreign partner incurs in conducting geophysical exploration may be recovered during the production period by the foreign partner, subject to our confirmation.  Currently, we are not a party to any geophysical survey agreements.

We have access to 932,484 kilometers of 2D seismic data and 60,611 square kilometers of 3D seismic data.  From the beginning of CNOOC’s operations in 1982 to December 31, 2007, a total of 929 exploration wells have been drilled, including 589 wildcat wells, with a success rate of approximately 35%.  During this period we achieved a success rate of approximately 42% on 290 independent exploration wildcat wells, while our foreign partners achieved a success rate of approximately 28% on their 299 exploration wildcat wells.

Oil and Natural Gas Reserves

We have a large base of net proved undeveloped reserves as a result of our exploration successes.  As of December 31, 2007, approximately 59.3% of our net proved reserves were classified as net proved undeveloped.

As reflected in the reconciliation in “Supplementary Information on Oil and Gas Producing Activities” on page S-1 of this annual report, the primary sources of our reserve additions in 2007 were discoveries and extensions in the Bohai Bay and the Eastern South China Sea.  For more information on these activities see “Item 4—Information on the Company—Business Overview—Principal Oil and Gas Regions Offshore China—Bohai Bay” and “Item 4—Information on the Company—Business Overview—Principal Oil and Gas Regions Offshore China—Eastern South China Sea.”  61.7% of our reserve additions in 2007 were proved undeveloped reserves, which generally take more time and funding to bring to production than do proved developed reserves.  A number of risks, including factors outside our control, can impact the extent to which future reserve additions will come from a given source and the time and costs involved in bringing reserves additions to production.  For information on risks relating to our reserves, see “Item 3—Key Information—Risk Factors—Risks relating to our business.”

We explore and develop our reserves offshore China under exploration and production licenses granted by the PRC government.  The PRC government generally grants exploration licenses for individual blocks, while production licenses generally are granted for individual fields.  All of our proved reserves are under production licenses granted by the PRC government.

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and production sharing contract operations in each of our operating areas.

Total Net Proved Crude Oil Reserves
(mmbbls)

	As of December 31,		As of December 31, 2007
	2005	2006	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	498.9	541.9	295.3	298.7	594.0
Western South China Sea	169.0	170.5	45.8	143.8	189.6
Eastern South China Sea	96.5	100.4	58.3	65.8	124.1
East China Sea	21.2	20.4	2.7	17.8	20.5
Total	785.6	833.2	402.1	526.1	928.2
Production Sharing Contracts
Bohai Bay	421.3	391.5	142.1	215.2	357.3
Western South China Sea	36.8	20.1	17.0	2.3	19.3
Eastern South China Sea	114.7	99.9	61.7	40.7	102.4
East China Sea	—	—	—	—	—
Total	572.8	511.4	220.8	258.2	479.0
Combined
Bohai Bay	920.2	933.4	437.4	513.9	951.3
Western South China Sea	205.7	190.5	62.8	146.1	208.9
Eastern South China Sea	211.2	200.2	120	106.6	226.6
East China Sea	21.2	20.4	2.7	17.8	20.5
Total	1,358.3	1,344.6	622.9	784.4	1,407.3
Overseas
Asia	73.7	79.7	50.0	5.3	55.2
Oceania	25.4	24.5	15.9	13.1	29.1
Africa	—	41.0	—	72.4	72.5
Total	99.1	145.3	65.9	90.8	156.7
Total	1,457.4	1,489.8	688.9	875.2	1,564.1

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2007
	2005	2006	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	740.7	765.0	254.7	506.8	761.5
Western South China Sea	2,173.8	2,252.4	964.4	1,246.1	2,210.5
Eastern South China Sea	742.8	754.7	0	754.7	754.7
East China Sea	402.2	390.0	42.8	331.0	373.8
Total	4,059.6	4,162.1	1,261.8	2,838.7	4,100.5
Production Sharing Contracts
Bohai Bay	—	—	—	—	—
Western South China Sea	430.1	395.7	302.7	26.0	328.7
Eastern South China Sea	41.3	37.3	24.7	0	24.7
East China Sea	—	—	—	—	—
Total	471.4	433.1	327.4	26.0	353.4
Combined
Bohai Bay	740.7	765.0	254.7	506.8	761.5
Western South China Sea	2,603.9	2,648.1	1,267.1	1,272.0	2,539.1
Eastern South China Sea	784.2	792.0	24.7	754.7	779.4
East China Sea	402.2	390.0	42.8	331.0	373.8
Total	4,531.0	4,595.1	1,589.3	2,864.5	4,453.8
Overseas
Asia	296.9	985.1	193.9	815.4	1,009.3
Oceania	603.0	651.4	436.3	323.3	759.6
Total	899.9	1,636.5	630.2	1,138.7	1,768.9
Total	5,430.9	6,231.6	2,219.5	4,003.3	6,222.8

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2007
	2005	2006	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	622.4	669.4	337.8	383.1	720.9
Western South China Sea	531.2	545.8	206.5	351.5	558.0
Eastern South China Sea	220.3	226.2	58.3	191.6	249.9
East China Sea	88.2	85.4	9.8	73.0	82.8
Total	1,462.1	1,526.9	612.4	999.2	1,611.6
Production Sharing Contracts
Bohai Bay	421.3	391.5	142.1	215.2	357.3
Western South China Sea	108.5	86.0	67.5	6.6	74.1
Eastern South China Sea	121.6	106.1	65.8	40.7	106.5
East China Sea	—	—	—	—	—
Total	651.4	583.6	275.4	262.5	537.9
Combined
Bohai Bay	1,043.7	1,060.9	479.9	598.3	1,078.2
Western South China Sea	639.7	631.9	274.0	358.1	632.1
Eastern South China Sea	341.9	332.3	124.1	232.4	356.5
East China Sea	88.2	85.4	9.8	73	82.8
Total	2,113.5	2,110.5	887.8	1,261.8	2,149.6
Overseas
Asia	123.2	243.9	82.3	141.2	223.5
Oceania	125.9	133.1	88.6	67.0	155.6
Africa	—	41.0	—	72.4	72.5
Total	249.1	418.0	170.9	280.6	451.6
Total	2,362.6	2,528.5	1,058.8	1,542.4	2,601.2

Oil and Natural Gas Production

The following tables show average daily net oil production, net natural gas production, and average net total production for the periods indicated.  Oil production comprises crude oil, condensate and natural gas liquids.

Average Daily Net Production of Crude Oil
(bbls per day)

	Year ended December 31,
	2005	2006	2007
Offshore China
Independent
Bohai Bay	118,605	129,985	133,225
Western South China Sea	24,913	21,932	14,929
Eastern South China Sea	20,047	28,727	30,129
East China Sea	1,706	1,464	1,394
Total	165,271	182,108	179,677
Production Sharing Contracts
Bohai Bay	60,235	70,959	73,524
Western South China Sea	24,103	18,505	19,234
Eastern South China Sea	83,694	77,175	73,586
East China Sea	—	—	72
Total	168,032	166,639	166,416

	Year ended December 31,
	2005	2006	2007
Combined
Bohai Bay	178,840	200,944	206,748
Western South China Sea	49,016	40,437	34,163
Eastern South China Sea	103,741	105,902	103,715
East China Sea	1,706	1,464	1,467
Total	333,303	348,747	346,093
Overseas
Asia	23,565	22,475	20,756
Oceania	—	1,498	4,979
Total	23,565	23,973	25,735
Total	356,868	372,720	371,827

Average Daily Net Production of Natural Gas
(mmcf per day)

	Year ended December 31,
	2005	2006	2007
Offshore China
Independent
Bohai Bay	49.1	64.5	70.2
Western South China Sea	99.4	126.9	144.9
Eastern South China Sea	—	—	—
East China Sea	18.3	21.2	15.3
Total	166.8	212.6	230.4
Production Sharing Contracts
Bohai Bay	—	—	—
Western South China Sea	130.1	124.9	92.4
Eastern South China Sea	—	23.1	27.4
East China Sea	—	—	8.7
Total	130.1	148.0	128.4
Combined
Bohai Bay	49.1	64.5	70.2
Western South China Sea	229.6	251.8	237.3
Eastern South China Sea	—	23.1	27.4
East China Sea	18.3	21.2	24.0
Total	296.9	360.6	358.9
Overseas
Asia	92.7	106.6	119.6
Oceania	—	23.8	81.1
Total	92.7	130.3	200.7
Total	389.6	490.9	559.6

Average Daily Net Production
(BOE per day)

	Year ended December 31,
	2005	2006	2007
Offshore China
Independent
Bohai Bay	126,786	140,739	144,923
Western South China Sea	41,486	43,071	39,086
Eastern South China Sea	20,047	28,727	30,129

	Year ended December 31,
	2005	2006	2007
East China Sea	4,751	5,004	5,462
Total	193,069	217,541	218,082
Production Sharing Contracts
Bohai Bay	60,235	70,959	73,524
Western South China Sea	48,097	41,554	36,487
Eastern South China Sea	83,694	81,017	78,151
Total	192,026	193,530	189,679
Combined
Bohai Bay	187,020	211,697	218,447
Western South China Sea	89,583	84,625	75,573
Eastern South China Sea	103,741	109,744	108,279
East China Sea	4,751	5,004	5,462
Total	385,095	411,071	407,761
Overseas
Asia	39,013	40,237	40,687
Oceania	—	6,174	20,959
Total	39,013	46,411	61,646
Total	424,108	457,482	469,407

Principal Oil and Gas Regions Offshore China

Bohai Bay

The Bohai Bay holds our largest net proved reserves and, for the year ended December 31, 2007, was our largest producing area for crude oil.  The Bohai Bay is located in the northeastern part of China, approximately 200 kilometers east of Beijing.  Our operating area contains oil and gas fields in shallow waters with typical depths ranging from 10 to 30 meters.  The crude oil produced is generally of heavy gravity ranging from 15 to 20 degrees API.  As of December 31, 2007, net proved reserves in this region were 951.3 million barrels of crude oil and condensate and 761.5 billion cubic feet of natural gas, totaling 1,078.2 million BOE and representing approximately 41.5% of our total net proved reserves.

The Bohai Bay has been a prolific area with significant oil discoveries in recent years and we expect it will continue to be one of our principal areas for exploration in the near future.  In 2007, we independently drilled in this area 12 wildcat wells, three of which were successful, and 24 appraisal wells, 15 of which were successful.  In 2007, our foreign partners drilled in this area four wildcat wells, one of which was successful, and one appraisal well, which was successful.  We and our foreign partners made three discoveries and one discovery, respectively, in this area in 2007.  During the year ended December 31, 2007, we independently acquired 3,554 square kilometers of 3D seismic data in the Bohai Bay.  We have an aggregate of approximately 181,664 kilometers and 15,560 square kilometers of independent 2D and 3D seismic data, respectively, in the Bohai Bay.  We also have access through our production sharing contract partners to approximately 66,903 kilometers and 9,561 square kilometers of additional 2D and 3D seismic data, respectively, in this area.  Our exploration capital expenditures for 2007 for the Bohai Bay were US$243 million.  We currently plan to drill 40 exploration wells in the Bohai Bay in 2008.

For 2007, net production in this region averaged 206,748 barrels per day of crude oil, condensate and natural gas liquids and 70.2 million cubic feet per day of natural gas, representing approximately 46.5% of our total daily net production.  Our development capital expenditures for the Bohai Bay for 2007 were US$1,240 million.

Western South China Sea

The Western South China Sea has been our most important natural gas producing area.  The Western South China Sea is located in the southern part of China southwest of Hong Kong.  Typical water depths of our operating area in this region range from 40 meters to 120 meters.  The crude oil produced is of medium to light gravity, ranging from 27 to 41 degrees API.  As of December 31, 2007, we had net proved reserves of 208.9 million barrels of crude oil and condensate and 2,539.2 billion cubic feet of natural gas in this region, totaling 632.1 million BOE and representing 24.3% of our total net proved reserves.

The Western South China Sea is one of our least explored areas but we expect it will become increasingly important as the markets for natural gas in the southern part of China develop. In 2007, we independently drilled in this area nine wildcat wells, five of which were successful, and five appraisal wells, all of which were successful.  We made five discoveries in this area in 2007.

During the year ended December 31, 2007, we independently acquired 5,893 kilometers of 2D seismic data and 252 square kilometers of 3D seismic data and our foreign partners acquired 6,681 kilometers of 2D seismic data and 1,059 square kilometers of 3D seismic data in the Western South China Sea.  We have an aggregate of approximately 199,126 kilometers and 10,241 square kilometers of independent 2D and 3D seismic data, respectively, in the Western South China Sea.  We also have access through our production sharing contract partners to approximately 115,304 kilometers and 5,715 square kilometers of additional 2D and 3D seismic data, respectively, in this area.  Our exploration capital expenditures for the Western South China Sea for 2007 were US$159 million.  We currently plan to drill 25 exploration wells in the Western South China Sea area in 2008.

For 2007, net production in this region averaged 34,163 barrels per day of crude oil, condensate and natural gas liquids and 237.3 million cubic feet per day of natural gas, representing approximately 16.1% of our total daily net production.  Our development capital expenditures for the Western South China Sea for 2007 were US$681 million.

Eastern South China Sea

The Eastern South China Sea is currently one of our most important oil producing areas in terms of its contribution to our total production and sales.  The Eastern South China Sea is located in the southern part of China, southeast of Hong Kong.  This area includes the important Pearl River Mouth Basin.  Typical water depths of our operating area in this region range from 100 meters to 300 meters.  The crude oil produced is of heavy to light gravity, ranging from 20 to 40 degrees API.  As of December 31, 2007, we had net proved reserves of 226.6 million barrels of crude oil and condensate and 779.4 billion cubic feet of natural gas in this region, totaling 356.5 million BOE and representing approximately 13.7% of our total net proved reserves.

In 2007, we independently drilled in this area six wildcat wells, three of which were successful, and two appraisal wells, neither of which was successful.  In 2007, our foreign partners drilled in this area one wildcat well, which was not successful.  We made three discoveries in this area in 2007.

During the year ended December 31, 2007, we independently acquired 3,246 kilometers of 2D seismic data and 187 square kilometers of 3D seismic data and our foreign partners acquired 3,684 kilometers of 2D seismic data and 3,667 square kilometers of 3D seismic data in the Eastern South China Sea area.  We have an aggregate of approximately 82,801 kilometers and 5,019 square kilometers of independent 2D seismic data and 3D seismic data, respectively, in the Eastern South China Sea.  We also have access through our production sharing contract partners to approximately 116,099 kilometers and 12,042 square kilometers of additional 2D and 3D seismic data, respectively, in this area.  Our exploration capital expenditures for the Eastern South China Sea for 2007 were US$95 million.  We currently plan to drill 15 exploration wells in the Eastern South China Sea in 2008.

For 2007, net production in this region averaged approximately 103,715 barrels per day of crude oil, condensate and natural gas liquids and 27.4 million cubic feet per day of natural gas, representing approximately 23.1% of our total daily net production.  Our development capital expenditures for this region for 2007 were US$386 million.

East China Sea

The East China Sea is the least explored area of our four principal regions offshore China.  The East China Sea is located east of Shanghai.  Typical water depths of our operating area in this region are approximately 90 meters and the crude oil and condensate produced are of light gravity.  As of December 31, 2007, our net proved reserves in the region, including our share of the reserves of an unconsolidated investee in which we hold a 30% equity interest, were 20.5 million barrels of crude oil and condensate and 373.8 billion cubic feet of natural gas, totaling 82.8 million BOE and representing 3.2% of our total net proved reserves.

In 2007, we and our foreign partners drilled no exploratory wells in this area.

During the year ended December 31, 2007, we independently acquired 132 square kilometers of 3D seismic data in the East China Sea.  We have an aggregate of approximately 119,132 kilometers and 1,449 square kilometers of independent 2D and 3D seismic data, respectively, in the East China Sea area.  We also have access through our production sharing contract partners to approximately 51,455 kilometers and 1,025 square kilometers, respectively, of additional 2D and 3D seismic data in this area.  Our exploration capital expenditures for the East China Sea for 2007 were US$12 million.  We plan to drill two exploration wells in this area in 2008.

For 2007, our net production in this region, including our share of the production of an unconsolidated investee in which we hold a 30% equity interest, averaged 1,467 barrels per day of crude oil, condensate and natural gas liquids and 24.0 million cubic feet per day of natural gas, totaling 5,462 BOE per day and representing 1.2% of our total daily net production.  Our development capital expenditures for the East China Sea for 2007 were US$8 million.

Overseas Activity

We currently have operations and assets in various foreign countries and regions.  We conduct our overseas operations through various fiscal regimes, including production sharing contracts, permits and licenses.  For more information on our overseas fiscal regimes, see “Item 4—Information on the Company—Business Overview—Fiscal Regimes—Overseas.”

As of December 31, 2007, our net proved reserves in our overseas properties were 156.7 million barrels of crude oil and 1,768.9 billion cubic feet of natural gas, representing approximately 10.0% and 28.4%, respectively, of our total net proved crude oil reserves and total net proved natural gas reserves, and together represented approximately 17.4% of our total net proved reserves.  Approximately 62.1% of our total net proved reserves in our overseas properties were classified as net proved undeveloped.

For 2007, net production from our overseas properties averaged 25,735 barrels per day of crude oil, condensate and natural gas liquids and 200.7 million cubic feet per day of natural gas, representing approximately 6.9% and 35.9%, respectively, of our total daily net production of crude oil and total daily net production of natural gas, and together represented approximately 13.1% of our total daily net production.

During the year ended December 31, 2007, we acquired 4,473 kilometers of 2D seismic data and 364 square kilometers of 3D seismic data overseas.  In 2007, we drilled seven exploration wells overseas, including five in Asia and two in Africa. We currently plan to drill 17 exploration wells overseas in 2008, including 10 wells in Indonesia.  For information on our capital expenditures overseas, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures and Investments.”

Asia

Asia holds our largest overseas net proved reserves and, for the year ended December 31, 2007, was our largest overseas producing area for both crude oil and natural gas.  As of December 31, 2007, our net proved reserves in our Asian properties were 55.2 million barrels of crude oil and 1,009.3 billion cubic feet of natural gas, representing approximately 3.5% and 16.2%, respectively, of our total net proved crude oil reserves and total net proved natural gas reserves.  For 2007, net production from our Asian properties averaged 20,756 barrels per day of crude oil, condensate and natural gas liquids and 119.6 million cubic feet per day of natural gas, representing approximately 5.6% and 21.4%, respectively, of our total daily net production of crude oil and total daily net production of natural gas.  All our net proved reserves and net production in Asia currently come from our operations in Indonesia, where we are also currently undertaking a number of large development projects.  Our operations in Myanmar and the Philippines are currently in the exploration stage.

Indonesia

In April 2002, our wholly owned subsidiary, CNOOC Southeast Asia Limited, acquired subsidiaries in Indonesia formerly owned by Repsol YPF, S.A.  These Indonesian subsidiaries together hold a portfolio of interests in four oil and gas production sharing contracts and one technical assistance contract in areas located offshore and onshore Indonesia.  The main businesses of our Indonesian subsidiaries are the exploration, development and production of oil and gas offshore and onshore Indonesia.

The interests owned by the Indonesian subsidiaries comprise the following assets:

•
South East Sumatra Production Sharing Contract.  Our Indonesian subsidiaries own a 65.5409% interest in the South East Sumatra production sharing contract.  This contract area covers approximately 5,851 square kilometers located offshore Sumatra and is the largest of the assets held by the Indonesian subsidiaries.  It is operated and majority-owned by us.  It has produced more than one billion BOE in over 30 years of production.  The concession expires in 2018.

•
Offshore North West Java Production Sharing Contract.  Our Indonesian subsidiaries own a 36.7205% interest in the Offshore North West Java production sharing contract.  This contract area covers approximately 8,304 square kilometers in the Southern Java Sea, offshore Jakarta, and has produced more than one billion BOE in over 20 years of production.  It is operated by a member of the BP group and currently produces crude oil and natural gas.  Its natural gas is sold to the Indonesia State Electric Company and the Indonesia State Gas Utility Company.  The concession expires in 2017.

•
West Madura Production Sharing Contract and Poleng Technical Assistance Contract.  Our Indonesian subsidiaries own a 25.0% interest in the West Madura production sharing contract and a 50.0% interest in the Poleng technical assistance contract.  These contract areas are located offshore Java, near the island of Madura and the Java city of Surabaya and cover approximately 1,600 square kilometers combined.  Kodeco Energy Company is the operator for these contracts and is assisted by certain of our Indonesian subsidiaries.  These contract areas currently produce crude oil and natural gas.  Their natural gas is sold to the Indonesia State Electric Company as well as a number of other local users.  The West Madura production sharing contract expires in May 2011.  The Poleng technical assistance contract expires in December 2013.

•
Blora Production Sharing Contract.  Our Indonesian subsidiaries own a 16.7% interest in the Blora production sharing contract.  This contract area lies entirely onshore Java and covers an area of approximately 3,430 square kilometers.  The current operator is Lundin Blora B.V.  The exploration permit for this production sharing contract expired in October 2007 and the partners under this contract are in the process of relinquishing this block, subject to the relevant government approvals.

Tangguh.  The Tangguh LNG project, located in West Papua, Indonesia, consists of a number of offshore gas wells, production facilities, pipelines and LNG plant facilities. The project comprises three areas under production sharing contracts: Berau, Muturi and Wiriagar.  BP is acting as the operator for this project. Commercial production is currently expected to begin in the first quarter of 2009.

We acquired our interests in the Muturi and Wiriagar production sharing contracts in 2003 and 2004.  As of December 31, 2007, our interests in the Muturi and Wiriagar production sharing contracts represented approximately 16.96% of the total working interest of the Tangguh LNG project.  In early 2008, we transferred a portion of our interests in the project to Talisman Energy Inc for a consideration of US$212.5 million, which reduced our interest in the project to approximately 13.90%.

The Tangguh LNG project has entered into gas sale and purchase agreements with various buyers for its planned future production, including an LNG terminal project in Fujian Province, China developed by CNOOC, our controlling shareholder, and various partners.

Malacca Strait Production Sharing Contract.  In addition to our Indonesian subsidiaries and the acquisition of interests in the Tangguh LNG project, we have a 39.51% participating interest in a production sharing contract in the Malacca Strait in Indonesia.

Batanghari Production Sharing Contract.  In January 2007, we entered into a production sharing contract with the Indonesian government for the Batanghari block, which is located in the south central region of Sumatra Island and covers 2,323 square kilometers. We are the operator and hold 87% working interest.

Myanmar

In 2004 and 2005, we, along with two other partners, entered into six production sharing contracts with Myanmar Oil and Gas Enterprise. We act as the operator under these production sharing contracts.  The blocks under these production sharing contracts are still in the exploration stage.

Philippines

In April 2006, we signed a farm-in agreement with PNOC Exploration Corporation, under which we acquired a 51% working interest in Block SC57 (also named Calamian) in the Philippines.  We act as the operator for this project.  This project is in the exploration stage.

Singapore

We currently conduct all of our international oil sales through China Offshore Oil (Singapore) International Pte Ltd, our wholly owned subsidiary, which is also engaged in oil trading activities.

Oceania – Australia

Our operations and assets in Oceania are currently located entirely in Australia.  As of December 31, 2007, our net proved reserves in our Australian properties were 29.1 million barrels of crude oil and 759.6 billion cubic feet of natural gas, representing approximately 1.9% and 12.2%, respectively, of our total net proved crude oil reserves and total net proved natural gas reserves.  For 2007, net production from our Australian properties averaged 4,979 barrels per day of crude oil, condensate and natural gas liquids and 81.1 million cubic feet per day of natural gas, representing approximately 1.3% and 14.5%, respectively, of our total daily net production of crude oil and total daily net production of natural gas.

North West Shelf.  In May 2003, we acquired a 5.3% interest in the reserves and upstream production and exploration of Australia’s North West Shelf project.  Woodside Petroleum is the operator for the project.  We also acquired a 25% interest in the China LNG Joint Venture, a joint venture established to supply liquefied natural gas from the North West Shelf project to a liquefied natural gas terminal in Guangdong Province, China developed by CNOOC, our controlling shareholder, and various partners.  The terms of this transaction require us to pay the other partners in the North West Shelf project for gas production and processing services provided over the term of the China LNG Joint Venture.  The partners of the project signed a 25-year supply agreement in December 2004 to provide liquefied natural gas to the Guangdong liquefied natural gas terminal starting in 2006.  The North West Shelf project started commercial production in 2006.

Outer Browse Basin.  In April 2006, we acquired a 25% interest in four exploration permits in the Outer Browse Basin of Australia.

WA406-p. In June 2007, we were granted an exploration permit for Block W06-1 of the Bonaparte basin in offshore Australia.

Africa

Africa holds our largest source of overseas net proved oil reserves.  As of December 31, 2007, our net proved reserves in our African properties were 72.5 million barrels of crude oil, representing approximately 4.6% of our total net proved crude oil reserves.  Our African operations and assets are primarily located in Nigeria.

Nigeria

In April 2006, we acquired a 45% working interest in the offshore oil mining lease “OML 130” in Nigeria for an acquisition price of US$2.268 billion plus a working capital adjustment of US$424 million for financial, operating and capital expenditures.  The OML 130 project has not yet begun commercial production.

In December 2006, we acquired a 35% working interest in the offshore oil prospecting license “OPL 229” in Nigeria for US$60 million.  The OPL229 project is still in the exploration stage.

Equatorial Guinea

In February 2006, we signed a production sharing contract for Block S exploration block in south offshore Equatorial Guinea.  Block S is still in the exploration stage.

Kenya

In April 2006, we signed production sharing contracts for six blocks in Kenya (Block 1, Block 9, Block 10A, L2, L3, and L4).  These blocks are located in the basins of Lamu, Anza and Mandera.  This project is in the exploration stage.

North America – Canada

In early 2005, we acquired a 16.69% stake in MEG Energy Corp. for consideration of 150 million Canadian dollars. In April 2007, we spent approximately 120 million Canadian dollars for the purchase of additional shares of MEG Energy Corp. from an existing shareholder.  By March 31, 2008, our stake in MEG Energy Corp. decreased to 12.46% as a result of issuance of new shares in which we did not participate.  MEG Energy Corp. is principally engaged in the exploration and production of oil sands.

Other Oil and Gas Data

Production Cost Data

The following table sets forth average sales prices per barrel of crude oil, condensate and natural gas liquids sold, average sales prices per thousand cubic feet of natural gas sold and production costs per BOE produced for each of our independent, production sharing contract and combined operations for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(US$)	(US$)	(US$)
Average Sales Prices of Petroleum Produced
Per Barrel of Crude Oil, Condensate and Natural Gas Liquids Sold	47.31	58.90	66.26
Per Thousand Cubic Feet of Natural Gas Sold	2.82	3.05	3.30

Offshore China Average Lifting Costs per BOE Produced
Independent	5.86	6.85	8.39
Production Sharing Contracts	6.81	7.79	8.83
Offshore China Average	6.34	7.30	8.60

Overseas Average Lifting Costs per BOE Produced
Net Entitlement	12.41	14.07	13.98

Drilling and Productive Wells

The following table sets forth our exploratory and productive wells drilled as of December 31, 2007 by independent and production sharing contract operations in each of our operating areas.  It includes exploratory and productive wells drilled offshore China prior to our inception in 1982.

	As of December 31, 2007
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas
Independent
Net Exploratory Wells	622	375	195	36	16	—
Net Productive Wells	655	512	115	28	—	—
Crude Oil	600	487	85	28	—	—
Natural Gas	55	25	30	—	—	—

Production Sharing Contracts
Net Exploratory Wells	31.4	5.8	1.2	0.5	2.6	21.3
Net Productive Wells*	1,070.8	258.6	23.0	89.4	9.6	690.2
Crude Oil	1,018.2	258.6	17.4	86.8	3.3	652.1
Natural Gas	52.6	—	5.6	2.6	6.3	38.1

Totals
Net Exploratory Wells	653.4	380.8	196.2	36.5	18.6	21.3
Net Productive Wells	1,725.8	770.6	138.0	117.4	9.6	690.2
Crude Oil	1,618.2	745.6	102.4	114.8	3.3	652.1
Natural Gas	107.6	25.0	35.6	2.6	6.3	38.1

*Excluding abandoned wells.

Drilling Activity

The following tables set forth our net exploratory and development wells broken down by independent and production sharing contract operations in each of our operating areas for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31, 2007
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas
Independent
Net Exploratory Wells Drilled	58	36	14	8	—	—
Successful	31	18	10	3	—	—
Dry	27	18	4	5	—	—
Net Development Wells Drilled	88	46	42	—	—	—
Successful	86	45	41	—	—	—
Dry	2	1	1	—	—	—

	Year ended December 31, 2007
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas

Production Sharing Contracts
Net Exploratory Wells Drilled	6.4	2	—	—	—	4.4
Successful	2.5	2	—	—	—	0.5
Dry	3.9	—	—	—	—	3.9
Net Development Wells Drilled	30.8	29.5	—	1.0	0.3	—
Successful	30.8	29.5	—	1.0	0.3	—
Dry	—	—	—	—	—	—

	Year ended December 31, 2006
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas
Independent
Net Exploratory Wells Drilled	39	27	11	1	—	—
Successful	20	17	3	—	—	—
Dry	19	10	8	1	—	—
Net Development Wells Drilled	69	51	18	—	—	—
Successful	69	51	18	—	—	—
Dry	—	—	—	—	—	—

Production Sharing Contracts
Net Exploratory Wells Drilled	4.7	—	—	—	—	4.7
Successful	3	—	—	—	—	3
Dry	1.7	—	—	—	—	1.7
Net Development Wells Drilled	45.7	25.3	—	—	1.0	19.4
Successful	43.7	25.3	—	—	1.0	17.4
Dry	2	—	—	—	—	2

	Year ended December 31, 2005
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas
Independent
Net Exploratory Wells Drilled	31	15	9	7	—	—
Successful	15	8	6	1	—	—
Dry	16	7	3	6	—	—
Net Development Wells Drilled	84	68	14	2	—	—
Successful	84	68	14	2	—	—
Dry	—	—	—	—	—	—

Production Sharing Contracts
Net Exploratory Wells Drilled	6.3	3.8	1.2	—	—	1.3
Successful	3.8	3.8	—	—	—	—
Dry	2.5	—	1.2	—	—	1.3
Net Development Wells Drilled	54	42	—	4	2	6
Successful	54	42	—	4	2	6
Dry	—	—	—	—	—	—

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2005		2006		2007
	Rmb’000%		Rmb’000%		Rmb’000%
Independent operations	24,419,997	35.2	32,303,389	36.3	34,586,214	38.1
Production sharing contracts	38,179,412	55.0	47,542,023	53.4	45,815,712	50.5
Trading businesses	15,901,325	22.9	20,964,093	23.6	17,397,338	19.2
Unallocated and elimination	(9,044,991)	(13.1)	(11,862,221)	(13.3)	(7,075,433)	(7.8)
Total operating revenues	69,455,743	100.0	88,947,284	100.0	90,723,831	100.0

We are mainly engaged in the exploration, development and production of crude oil and natural gas primarily offshore China.  For the year ended December 31, 2007, approximately 86.5% of our total revenue was contributed by PRC customers.  Our overseas activities are mainly conducted in Indonesia, Australia and Nigeria.

Sales and Marketing

Sales of Crude Oil

We sell crude oil produced offshore China to the PRC market through our wholly owned PRC subsidiary, CNOOC China Limited, and sell to the international market through our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd, located in Singapore. We sell crude oil produced overseas through China Offshore Oil (Singapore) International Pte Ltd.

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

Pricing

We price our crude oil with reference to prices for crude oil of comparable quality in the international market, including a premium or discount mutually agreed upon by us and our customers according to market conditions at the time of the sale.  Prices are quoted in U.S. dollars, but domestic sales are billed and paid in Renminbi.  We currently market three types of crude oil produced offshore China: Light Crude, Medium Crude and Heavy Crude.  The table below sets forth the sales and marketing volumes, pricing benchmarks and average realized prices for each of these three types of crude oil for the periods indicated.

	Year ended December 31,
	2005	2006	2007
Sales and Marketing Volumes (benchmark) (mmbbls)(1)
Light Crude (APPI(2) Tapis(3))	18.4	15.3	17.6
Medium Grade (Daqing OSP(4))	85.3	83.3	74.4
Heavy Crude (APPI(2) Duri(5))	86.7	90.2	89.4

Average Realized Prices (US$/bbl)(6)
Light Crude	US$54.52	US$67.83	US$76.28
Medium Grade	51.88	64.78	73.29
Heavy Crude	42.81	52.81	59.56

Benchmark Prices (US$/bbl)
APPI(2) Tapis(3)	US$57.05	US$68.21	US$76.89
Daqing OSP(4)	52.56	63.45	72.08
APPI(2) Duri(5)	42.48	NA	NA

	Year ended December 31,
	2005	2006	2007
ICP(7) Duri(5)	46.01	54.93	59.89
ICP(7) Cinta	51.14	61.77	70.33
ICP(7) Widuri	51.19	61.94	70.41

West Texas Intermediate (US$/bbl)	US$61.04	US$66.04	$US72.23

(1)	Includes the sales volumes of us and our foreign partners under production sharing contracts.
(2)	Asia Petroleum Price Index.
(3)	Tapis is a light crude oil produced in Malaysia.
(4)	Daqing official selling price. Daqing is a medium crude oil produced in northeast China.
(5)
Duri is a heavy crude oil produced in Indonesia.  The benchmark prices for heavy crude were APPI Duri and ICP Duri in 2005, and the Indonesian crude price (“ICP”) Duri has been the sole benchmark price for heavy crude since 2006.

(6)	Includes the average realized prices of us and our foreign partners under production sharing contracts.
(7)	Indonesian crude price.

The international benchmark crude oil price, West Texas Intermediate, was US$96.01 per barrel as of December 28, 2007 and US$127.35 per barrel as of May 30, 2008.

Markets and Customers

We sell most of our crude oil production in the PRC domestic market.  We also sell to customers outside the PRC, including South Korea, Japan, the United States and Australia,  as well as to crude oil traders in the spot market.  For the years ended December 31, 2005, 2006 and 2007, we sold approximately 70.9%, 75.8% and 90.1%, respectively, of our crude oil in the PRC, and exported approximately 29.1%, 24.2% and 9.9%, respectively.

Most of our crude oil production sales in the PRC domestic market are to refineries and petrochemical companies that are affiliates of Sinopec, PetroChina and CNOOC, our controlling shareholder.  Sales volume to Sinopec has been high historically because most of the PRC refineries and petrochemical companies were affiliates of Sinopec.  After the restructuring of the PRC petroleum industry in July 1998, some refineries and petrochemical companies were transferred to PetroChina from Sinopec.  For the years ended December 31, 2005, 2006 and 2007, sales to Sinopec were approximately 41.9%, 39.7% and 44.1%, respectively, and sales to PetroChina were approximately 5.0%, 9.1% and 14.6%, respectively, of our total crude oil sales in the PRC domestic market.  Together these two customers accounted for approximately 46.9%, 48.8% and 58.7%, respectively, of our total crude oil sales in the PRC domestic market.  For the same periods, sales to affiliates of CNOOC were approximately 48.0%, 48.8% and 38.0%, respectively, of our total crude oil sales in the PRC domestic market.  For further information about our sales to CNOOC-affiliated companies, please see note 27 to our consolidated financial statements included elsewhere in this annual report.

The following table presents, for the periods indicated, our revenues sourced in the PRC and outside the PRC:

	Year ended December 31,
	2005	2006	2007
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	38,993	75,280	78,468
Revenues sourced outside the PRC	30,463	13,667	12,256
Total revenues	69,456	88,947	90,724
% of revenues sourced outside the PRC	43.9%	15.4%	13.5%

Sales Contracts

We sign sales contracts with our oil customers for each shipment.  Sales contracts are standard form contracts containing ordinary commercial terms such as quality, quantity, price, delivery and payment.  All sales are made on free-on-board terms.  Some of our customers are required to make payments within 30 days after the shipper takes possession of the crude oil cargo at our delivery points. Some of them are required to make prepayment or provide guarantee letters or letter of credit.  As of December 31, 2005, 2006 and 2007, most of our account receivables were aged within six months. During the years ended December 31, 2005, 2006 and 2007, the accounts receivable turnover were approximately 32.6 days, 28.8 days and 31.4 days, respectively.  Doubtful accounts provision during the years ended December 31, 2005, 2006 and 2007 were nil.

We price our crude oil in U.S. dollars.  PRC customers are billed and make actual payments in Renminbi based on the exchange rate prevailing at the bill of lading date, while overseas customers are billed and are required to make payments in U.S. dollars within 30 days of the bill of lading date.

Sales of Natural Gas from Offshore China

In 1989, the PRC government adopted a favorable royalty treatment, which provides a royalty exemption for natural gas production up to two billion cubic meters (70.6 billion cubic feet or 11.8 million BOE) per year as compared to a royalty exemption available for crude oil production of up to one million tons or approximately seven million BOE per year.  This treatment also includes lower royalty rates on incremental increases in natural gas production as compared with the royalty rates for crude oil production.

Since 1989, the PRC government has adopted the following requirements for royalty payments of up to 3% of the annual gross production of natural gas:

Annual gross production	Royalty rate
Less than 2 billion cubic meters	—
2–3.5 billion cubic meters	1.0%
3.5–5 billion cubic meters	2.0%
Above 5 billion cubic meters	3.0%

We sell a large portion of our offshore China natural gas production to Hong Kong and Hainan Province.  In December 1992, we entered into a long-term gas supply contract with Castle Peak Power in Hong Kong under which it agreed to purchase from us approximately 102.4 billion cubic feet of natural gas per year on a take-or-pay basis until 2015.  Gas prices are quoted and paid in U.S. dollars. Castle Peak Power purchased approximately 38.5% of our total offshore China natural gas production for the year ended December 31, 2007.  We sold the remaining of our total offshore China natural gas production to mainland China customers, including but not limited to China BlueChemical Ltd., Hainan Yangpu Power, Shandong Yantai Zhongshi Gas and Hainan Refinery.

The price of gas sold to the PRC market is determined by negotiations between us and prospective buyers based on market conditions.  Contracts typically consist of a base price with provisions for periodic resets and adjustment formulas which depend on a basket of crude oil prices, inflation and various other factors.

Procurement of Services

We usually outsource work in connection with the acquisition and processing of seismic data, reservoir studies, well drilling services, well logging and perforating services and well control and completion service to independent third parties, or CNOOC and its affiliates.

In addition, we normally employ, on a contract basis, independent third parties for single point mooring (“SPM”) services and employ either independent third parties or CNOOC and/or its affiliates for floating production storage and offloading (“FPSO”) services, and other services.  We conduct a bidding process to determine who we employ to construct platforms, terminals and pipelines, to drill production wells and to install offshore production facilities.  Both independent third parties and CNOOC affiliates participate in the bidding process. We are closely involved in the design and management of services by contractors and exercise extensive control over their performance, including their costs, schedule, quality and HSE (health, safety, and environment) measures.

Competition

Domestic Competition

The petroleum industry is very competitive.  We compete in the PRC and in international markets for customers as well as capital to finance our exploration, development and production activities.  Our principal competitors in the PRC market are PetroChina and Sinopec.

We price our crude oil on the basis of comparable crude oil prices in the international market.  The majority of our customers for crude oil are refineries affiliated with Sinopec and PetroChina to which we have been selling crude oil, from time to time.  Based on our dealings with these refineries, we believe that we have established a stable business relationship with them.

We are the dominant player in the oil and gas industry offshore China and, through CNOOC, are the only company permitted to engage in oil and gas exploration and production offshore China in cooperation with foreign parties.  We may face increasing competition in the future from other petroleum companies in obtaining new PRC offshore oil and gas properties, or, as a result of changes in current PRC laws or regulations permitting an expansion of existing companies’ activities or new entrants into the industry.

As part of our business strategy, we intend to expand our natural gas business to meet rapidly increasing domestic demand.  Our competitors in the PRC natural gas market are PetroChina and, to a lesser extent, Sinopec.  Our principal competitor, PetroChina, is the largest supplier of natural gas in China in terms of volume of natural gas supplied.  PetroChina’s natural gas business benefits from strong market positions in Beijing, Tianjin, Hebei Province and northern China.  We intend to develop related natural gas businesses in China’s coastal provinces, where we may face competition from PetroChina and, to a lesser extent, Sinopec.  We believe that our extensive natural gas resources base, the proximity of these resources to the markets in China and our experienced management team will enable us to compete effectively in the domestic natural gas market.

Foreign Competition and the World Trade Organization

Imports of crude oil are subject to import licenses, handling fees and other restrictions.  The PRC government also restricts the availability of foreign exchange with which the imports must be purchased.  The combination of licenses and restrictions on foreign exchange has, to some extent, limited the competition from imported crude oil.

In line with the general progress of its economic reform programs, the PRC government has agreed to reduce import barriers as part of its World Trade Organization commitments.  As a result of China joining the World Trade Organization as a full member on December 11, 2001, it is required to further reduce its import tariffs and other trade barriers over time, including with respect to certain categories of petroleum and crude oil.  At present, CNOOC, Sinopec, PetroChina and several other domestic state-owned enterprises have received permission to import crude oil on their own.  Foreign owned or foreign invested entities and other non-state-owned enterprises are subject to certain import quotas.

PRC Fiscal Regimes for Offshore Crude Oil and Natural Gas Activities

We conduct exploration and production operations either independently or jointly with foreign partners under our production sharing contracts.  The PRC government has established different fiscal regimes for crude oil and natural gas production from our independent operations and from the operations under our production sharing contracts.

Royalties paid to the PRC government are based on our gross production from both independent operations and oil and gas fields under production sharing contracts.  The amount of the royalties varies up to 12.5% based on the annual production of the relevant property.  The PRC government has provided companies such as us with a royalty exemption for up to one million tons, or approximately seven million BOE, per year for our crude oil production and for up to 70.6 billion cubic feet, or approximately 11.8 million BOE, per year for our natural gas production.  The limits in these exemptions apply to our total production from both independent properties and properties under production sharing contracts.  In addition, we pay production taxes to the PRC government equal to 5% of our crude oil and gas produced independently and under production sharing contracts.

Under our production sharing contracts, production of crude oil and gas is allocated among us, the foreign partners and the PRC government according to a formula contained in the contracts.  Under this formula, a percentage of production under our production sharing contracts is allocated to the PRC government as its share oil.  For more information about the allocation of production under the production sharing contracts, see “Item 4—Information on the Company—Business Overview—Fiscal Regimes—Offshore China—Production Sharing Formula.”

Fiscal Regimes

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

As part of the reorganization in 1999, CNOOC transferred all of its rights and obligations under its then existing production sharing contracts to us and our subsidiaries.  It also undertook to transfer its future production sharing contracts to us and our subsidiaries. However, CNOOC retains all rights and obligations relating to its administrative functions. As of December 31, 2007, we had 40 production sharing contracts under implementation.

Under PRC law, the negotiation of a production sharing contract is a function that only a state-owned company, such as CNOOC, may perform.  This function cannot be transferred to us because we are a pure commercial entity.  Since the reorganization, under the terms of its undertaking with us, CNOOC, after entering into production sharing contracts with international oil and gas companies, is required to assign immediately to us all of its rights and obligations under the production sharing contracts except for those relating to CNOOC’s administrative functions.  For further details, see “Item 4—Information on the Company—History and Development” and “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

The term of a production sharing contract typically lasts for 30 years and has three distinct phases:

•
Exploration.  The exploration period is divided into three phases, with three, two and two years, respectively, and may be extended with the consent of CNOOC and the approval of relevant PRC regulatory authorities.  During this period, exploratory and appraisal work on the exploration block is conducted in order to discover petroleum and to enable the parties to determine the commercial viability of any petroleum discovery.

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

Minimum Work Commitment

Under production sharing contracts that involve exploration activities, the foreign partners must complete a minimum amount of work during the exploration period, generally including:

•	drilling a minimum number of exploration wells;

•	acquiring a fixed amount of seismic data; and

•	incurring a minimum amount of exploration expenditures.

Foreign partners are required to bear all exploration costs during the exploration period.  However, such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.  During the exploration period, foreign partners are required to relinquish 25% of the contract area, excluding the development and production areas, to CNOOC at the end of each phase of the exploration period.  At the end of the exploration period, all areas, excluding the development areas, production areas and areas under evaluation, must be relinquished to CNOOC.

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
3. recovery of development costs and deemed interest by us and foreign partner(s) based on participating interests; and
4. any excess, allocated to the remainder oil.

32.5%(3)
Remainder oil allocated according to the following formula:
1. (1-X) multiplied by 32.5% represents share oil payable to the PRC government; and
2. X multiplied by 32.5% represents remainder oil distributed according to each partner’s participating interest.(4)

(1)
In this annual report and in our consolidated financial statements included elsewhere in this annual report, references to production tax on oil and gas produced offshore China are to the value-added tax set out in our production sharing contracts offshore China.

(2)
Assumes annual gross production of more than four million metric tons, approximately 30 million BOE.  For lower amounts of production, the royalty rate will be lower and the cost recovery will be greater than 50.0% by the amount that the royalty rate is less than 12.5%.

(3)	The ratio “X” is agreed in each production sharing contract based on commercial considerations and ranges from 8% to 100%.
(4)	See “Item 4—Information on the Company—Business Overview—Principal Oil and Gas Regions Offshore China” for our participating interest percentage in our production sharing contracts.

The first 5.0% of the annual gross production is paid to the PRC government as production tax.  The PRC government is also entitled to a royalty payment equal to the next 0% to 12.5% of the annual gross production as follows:

Annual gross production of oil(1)	Royalty rate
Less than 1 million tons	0.0%
1–1.5 million tons	4.0%
1.5–2.0 million tons	6.0%
2.0–3.0 million tons	8.0%
3.0–4.0 million tons	10.0%
Above 4 million tons	12.5%

(1)	The royalties for natural gas reach a maximum at 3.0%.

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

Ownership of Data and Assets

All data, records, samples, vouchers and other original information obtained by foreign partners in the process of exploring, developing and producing offshore petroleum become the property of CNOOC as a state-owned oil company under PRC law.  Through CNOOC, we have unlimited and unrestricted access to the data.

Our foreign partners and we have joint ownership in all of the assets purchased, installed or constructed under the production sharing contract until either:

•	the foreign partners have fully recovered their development costs, or

•	upon the expiration of the production sharing contract.

After that, as a state-owned oil company under PRC law, CNOOC will assume ownership of all of the assets under the production sharing contracts; our foreign partners and we retain the exclusive right to use the assets during the production period.

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

Overseas

In addition to our production sharing contracts in the PRC, we are subject to other fiscal regimes in the foreign countries and regions where we conduct operations, including Indonesia, Australia and Nigeria. See “Item 4—Information on the Company—Business Overview—Overseas Activity.”

In Indonesia, Myanmar, Nigeria, Equatorial Guinea, and Kenya, we conduct our operations through production sharing contracts.  Our OML 130 project in Nigeria also involves a production sharing arrangement.  We and the other partners to overseas production sharing contracts are required to bear all exploration, development and operating costs according to our respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

Our net interest in the production sharing contracts overseas consists of our participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and/or the domestic market obligation, as applicable.

In Australia, we conduct our operations through exploration and production permits or licenses.  We, as one of the title owners under these licenses or permits, are required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the local government, in most of cases in the form of a royalty, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs are deductible for the purpose of income tax calculation in accordance with local tax regulations.

Operating Hazards and Uninsured Risks

Our operations are subject to hazards and risks inherent in the drilling, production and transportation of crude oil and natural gas, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters, any of which can result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under production sharing contracts.  In addition, certain of our crude oil and natural gas operations are located in areas that are subject to tropical weather disturbances such as typhoons, some of which can be severe enough to cause substantial damage to facilities and interrupt production.

As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, including the loss of wells, blowouts, pipeline leakage or other damage, certain costs of pollution control and physical damages on certain assets.  Our insurance coverage includes oil and gas field properties and construction insurance, marine hull insurance, protection and indemnity insurance, drilling equipment insurance, marine cargo insurance and third party and comprehensive general liability insurance.  The operators of the projects in which we participate overseas are required by local law to purchase insurance policies customarily taken out by international petroleum companies. As of December 31, 2007, we paid an annual insurance premium of approximately US$29.1 million and US$27.3 million for operational insurance and all risk construction insurance, respectively, to maintain our insurance coverage.  We believe that our level of insurance is adequate and customary for the PRC petroleum industry and international practices.  However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs.  See “Item 3—Key Information—Risk Factors—Risks relating to our business—Exploration, development and production risks and natural disasters may affect our operations and could result in losses that are not covered by insurance.”

Research and Development

Historically, we used research and development services provided by CNOOC’s affiliates, including CNOOC Research Center, as well as other international research entities.  In July 2003, we established our own research center within our subsidiary, CNOOC (China) Limited, and in 2006, we established CNOOC China Limited, Beijing Research Center, to undertake most of our research and development activities.  During the years ended December 31, 2005, 2006 and 2007, our research and development costs were approximately Rmb 401.6 million, Rmb 377.1 million and Rmb 482.2 million, respectively.

Our research efforts have focused on:

•	enhancing oil recovery in offshore China oil fields;

•	engineering and developing deepwater fields;

•	engineering and developing marginal fields; and

•	developing new offshore exploration technology and frontier exploration areas.

We are also studying various ways of optimizing our existing reserves including:

•	building more accurate reservoir models;

•	re-processing existing seismic and log data to locate potential areas near existing fields to be integrated into existing production facilities; and

•	researching ways to reduce development risks for marginal fields and to group fields into joint developments to share common facilities.

For further information regarding research and development services provided by CNOOC and/or its associates, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Regulatory Framework

Government Control

The PRC government owns all of China’s petroleum resources and exercises regulatory control over petroleum exploration and production activities in China.  We are required to obtain various governmental approvals, including those from the Ministry of Land and Resources, the State Oceanic Administration, the National Development and Reform Commission and the Ministry of Commerce before we are permitted to conduct production activities.  Our sales are coordinated by the National Development and Reform Commission.  For joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including those from:

•	the Ministry of Land and Resources, for a permit for exploration blocks, an approval of a reserve report submitted through CNOOC;

•	the Ministry of Land and Resources or the National Development and Reform Commission to designate such blocks as an area for foreign cooperation;

•	the Ministry of Commerce for the production sharing contracts between CNOOC and the foreign enterprises;

•	the State Oceanic Administration for an environmental impact report submitted through CNOOC;

•	the National Development and Reform Commission for an overall development plan submitted through CNOOC; and

•	the Ministry of Land and Resources, for an extraction permit.

Special Policies Applicable to the Offshore Petroleum Industry in China

Since the early 1980s, the PRC government has adopted policies and measures to encourage the development of the offshore petroleum industry.  These policies and measures, which were applicable to CNOOC’s operations prior to the reorganization, became applicable to our operations in accordance with an undertaking agreement between us and CNOOC.  As approved by the relevant PRC government authorities, including the Ministry of Land and Resources and the Ministry of Commerce, these policies and measures have provided us with the following benefits:

•	the exclusive right to explore for, develop and produce petroleum in designated areas offshore China in cooperation with international oil and gas companies and to sell petroleum in China;

•	the flexibility to set our prices in accordance with international market prices and determine where to sell our crude oil, with only minimal supervision from the PRC government; and

•
production from one of our major gas fields, Yacheng 13-1, is exempt from the PRC royalties under an approval by the State Tax Bureau granted in May 1989 and from the 5% production tax applicable to the oil and gas produced under other production sharing contracts in accordance with an approval by the Ministry of Finance granted in August 1985.  Our natural gas revenues from Yacheng 13-1 for each of  the three years ended December 31, 2005, 2006 and 2007 represented approximately 2.3%, 2.0% and 1.6%, respectively, of our total oil and natural gas sales in those years.

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

In March 2006, the State Council issued the Decision to Impose a Special Oil Gain Levy and the Ministry of Finance promulgated the Management Rules on the Administration of Special Oil Gain Levy, effective March 26, 2006.  According to the rules, the Ministry of Finance imposes a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales by an oil exploration and production company of locally produced crude oil at a price which exceeds US$40 per barrel.  The special oil gain levy is collected on a quarterly basis.  For the years ended December 31, 2006 and 2007, we incurred approximately Rmb 4.0 billion and Rmb 6.8 billion (US$937.3 million) in connection with the Special Oil Gain Levy.  As international oil prices, the exchange rate of Renminbi and our crude oil production fluctuate, we cannot ascertain the full impact of the Special Oil Gain Levy going forward.

In addition, the PRC government imposed an export tariff of 5% on crude oil in November 2006.

Policies Applicable to International Oil and Gas Companies Operating Offshore China

The PRC government encourages foreign participation in offshore petroleum exploration and production through exclusive cooperation with CNOOC.  In 1982, the State Council promulgated the Regulation of the People’s Republic of China on the Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises, which grants to CNOOC the exclusive right to enter into joint cooperation arrangements with foreign enterprises for offshore petroleum exploration and production.  From 1982 to 2000, CNOOC successfully completed several rounds of bidding for offshore petroleum exploration and production projects, and many international oil and gas companies have been involved in  and awarded exploration blocks for joint exploration, development and production with CNOOC.

In October 2001, the State Council amended the regulation referred to above as a part of the comprehensive review of all business laws and regulations by the Chinese government to ensure compliance with its World Trade Organization commitments.  The amendment revised those terms in the law governing offshore exploration as restrictive provisions on technology transfers and domestic components requirements in procurement.  The removal of these restrictions will provide a level playing field for all oilfield service contractors, domestic or international. CNOOC will continue to enjoy the exclusive right to conduct production sharing contract activities with foreign contractors and is entitled to all rights and privileges under the previous regulation.  The regulation also states that CNOOC, as a state-owned enterprise, is to be in charge of all efforts to exploit petroleum resources with contractors in Chinese waters.  Currently, international oil and gas companies can only undertake offshore petroleum exploration and production activities in China after they have entered into a production sharing contract with CNOOC.

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

Government agencies set national or local enviromental protection standards. The relevant environment protection bureau must approve or review each stage of a project.  We must file an environmental impact statement or, in some cases, an environmental impact assessment outline before an approval can be issued.  The filing must demonstrate that the project conforms to applicable environmental standards.  The relevant environmental protection bureau generally issues approvals and permits for projects using modern pollution control measurement technology.

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

The PRC environmental laws require offshore petroleum developers to pay abandonment costs.  Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields during the years ended December 31, 2005, 2006 and 2007 of approximately Rmb 252.9 million, Rmb 472.3 million and Rmb 561.7 million, respectively.

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

We believe that our environmental protection systems and facilities comply with applicable national and local environmental protection regulations.

Patents and Trademarks

We own or have licenses to use two trademarks which are of value in the conduct of our business.  CNOOC is the owner of the two trademarks.  Under two non-exclusive license agreements between CNOOC and us, we have obtained the right to use the two trademarks for a nominal consideration.

Real Properties

Our corporate headquarters is located in Hong Kong.  We lease several other properties from CNOOC in China and Singapore.  The rental payments under these lease agreements are determined with reference to market rates.  See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

We own the following main property interests in the PRC:

•	51% interest in land, various buildings and structures at Yacheng 13-1 Processing Plant, Hainan Province;

•	51% interest in land, various buildings and structures at Yacheng 13-1 Processing Plant, Hong Kong;

•	land, various buildings and structures at Xingcheng JZ 20-2 Natural Gas Separating Plant, Liaoning Province;

•	land, various buildings and structures located at Boxi Processing Plant, Tianjin;

•	land, various buildings and structures at Weizhou Terminal Processing Plant, Guangxi Zhuang Autonomous Region;

•	land, various buildings and structures at Suizhong 36-1 Base, Liaoning Province;

•	land, various buildings and structures located at Bonan Processing Plant, Shandong Province;

•	land, various buildings and structures located at Dongfang 1-1 Processing Plant, Hainan Province;

•	land, various buildings and structures located at Panyu Huizhou Gas Processing Plant, Guangdong Province; and

•	land, various buildings and structures located at a Gas Processing Plant, Ningbo, Zhejiang Province.

Employees and Employee Benefits

During the years ended December 31, 2005, 2006 and 2007, we employed 2,696 persons, 2,929 persons and 3,288 persons, respectively.  Of the 3,288 employees we employed as of December 31, 2007, approximately 79.3% were involved in petroleum exploration, development and production activities, approximately 6.2% were involved in accounts and finance work and the remainder were senior management, coordinators of production sharing contracts and safety and environmental supervisors. Workers for the operation of the oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

We have a union that:

•	protects employees’ rights;

•	organizes educational programs;

•	assists in the fulfillment of economic objectives;

•	encourages employee participation in management decisions; and

•	assists in mediating disputes between us and individual employees.

We have not been subject to any strikes or other labor disturbances and believe that relations with our employees are good.

The total remuneration of employees includes salary, bonuses and allowances.  Bonus for any given period is based primarily on individual and our performance.  Employees also receive health benefits and other miscellaneous subsidies.

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

All full-time employees in the PRC are covered by a government-regulated pension.  The PRC government is responsible for the pension of these retired employees.  We are required to contribute monthly approximately 10% to 22% of our employees’ salaries, with each employee contributing 8% of his or her salary for retirement.  The contributions vary from region to region.

Our Indonesian subsidiaries employ approximately 888 employees, including approximately 40 expatriates. We provide benefits to expatriates that we believe to be in line with customary international practices.  Our local staff in Indonesia enjoy welfare benefits mandated by Indonesian labor laws.

For further details regarding retirement benefits, see note 31 to our consolidated financial statements included elsewhere in this annual report.

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations.  We devote significant resources to train our employees.  During 2007, we held 5,471 training workshops, which were attended by 52,545 participants.  To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market.   In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

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

We organize HSE training sessions for all staff from management to the operational level, covering such topics as HSE regulations, corporate values and policies, risk management and control, offshore rescue and special operations.  We also provide HSE training to the employees of our contractors.  In 2007, more than 30,000 people participated in such training during the year.  We also issue safety warnings, environmental protection information and health guidelines on a regular basis.

We conduct HSE reviews on our oil and gas field development projects for compliance with PRC requirements.  To strengthen our capability in handling oil spill emergencies, we periodically organize large-scale emergency drills that include our employees, offshore service contractors, transportation contractors and officials from relevant governmental authorities and have set up several oil spill response bases.

We also place considerable emphasis on safety in helicopter, diving and vehicle safety operations.  We hire professional auditors to conduct management audits on helicopter companies we engage and conduct safety checks on their helicopters.  We also conduct special audits on diving operations.

We have introduced a system of occupation health profiles in all our branches in order to strengthen the health management of offshore operating staff in addition to requiring them to submit health certificates.  The health data is to be analyzed so as to offer the staff proactive and constructive advice on health improvement.

In 2007, we were not involved in any material injury liability case.  We have never been subject to any safety-related liability claims for losses of over US$120,000.

We seek to align our operations with international standards and have been applying for the ISO14000 environmental management qualification for our oilfields.  By the end of 2007, our Qinhuangdao 32-6,Wenchang, Yacheng 13-1 and Liuhua 11-1 oilfields had been certified under the ISO14000 environmental management system.

In accordance with changes to the statistical requirements of the U.S. Occupational Safety and Health Administration (“OSHA”), we have revised our internal documentation procedures to comply with OSHA standards, which uses OGP reporting methods to record the differences and standards of particular incidents.  We use updated OSHA and incident reporting forms in order to better meet the requirements of international associations such as OGP and API. We deliver working hour statistics and incident reports to investors and API on a quarterly basis.

C.	ORGANIZATIONAL STRUCTURE

CNOOC indirectly owned or controlled an aggregate of approximately 64.41% of our shares as of May 30, 2008.  Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association.  Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly-held subsidiaries as of May 30, 2008 and notes our significant indirectly-held subsidiaries.

China National Offshore Oil Corporation (PRC)
100%
Overseas Oil & Gas Corporation, Ltd (1) (Bermuda)
100%
CNOOC (BVI) Limited (British Virgin Islands)
64.41%
Public Shareholders and Corporate Investors
35.59%
CNOOC Limited (Hong Kong)
100%
100%
100%
100%
CNOOC International Limited(2) (British Virgin Islands)
CNOOC China Limited(3) (PRC)
China Offshore Oil (Singapore) International Pte Ltd(4) (Singapore)
Finance Subsidiaries(5) (British Virgin Islands)

(1)	Overseas Oil & Gas Corporation, Ltd also directly owns five shares of our company.
(2)
Owner of our overseas interests in petroleum exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited (Bermuda), CNOOC Exploration & Production Nigeria Limited (Nigeria), CNOOC Africa Holding Ltd. (British Virgin Islands) and CNOOC Africa Ltd. (British Virgin Islands).

(3)	Owner of substantially all of our PRC petroleum exploration and production businesses, operations and properties.
(4)	Business vehicle through which we engage in sales and marketing activities in the international markets.
(5)
Includes CNOOC Finance (2002) Limited, the financing vehicle through which we issued our US$500 million 6.375% guaranteed notes due 2012, CNOOC Finance (2003) Limited, the financing vehicle through which we issued our US$200 million 4.125% guaranteed notes due 2013 and US$300 million 5.5% guaranteed notes due 2033, and CNOOC Finance (2004) Limited, the financing vehicle through which we issued our US$1 billion zero coupon guaranteed convertible bonds due 2009, which were redeemed in February 2008. These finance companies are our wholly owned subsidiaries with our company as their sole corporate director.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

You should read the following discussion and analysis in conjunction with our consolidated financial statements, selected historical consolidated financial data and operating and reserves data, in each case together with the accompanying notes, contained in this annual report.  Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain material respects from U.S. GAAP.  Note 39 to our consolidated financial statements included elsewhere in this annual report provides an explanation of our reconciliation to U.S. GAAP of profit and shareholders’ equity.  Certain statements set forth below constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  See “Forward-Looking Statements.”

Overview

We are an oil and gas company engaged in the exploration, development and production of crude oil and natural gas primarily offshore China.  We are the dominant producer of crude oil and natural gas offshore China and, through CNOOC, are the only company permitted to conduct exploration and production activities with international oil and gas companies offshore China.  As of December 31, 2007, we had estimated net proved reserves of 2,601.2 million BOE, comprised of 1,564.1 million barrels of crude oil and condensate and 6,222.8 billion cubic feet of natural gas.  In 2007, our net production averaged 371,827 barrels per day of crude oil, condensate and natural gas liquids and 559.6 million cubic feet per day of natural gas, which together totaled 469,407 BOE per day.

Our revenues and profitability are largely determined by our production volume and the prices we realize for our crude oil and natural gas, as well as the costs of our exploration and development activities.  Although crude oil prices depend on various market factors and have been volatile historically, our total net production volume has increased over the past few years.

The following table sets forth our net production and profit for the periods indicated.

	Year ended December 31,
	2003	2004	2005	2006	2007
Net production of crude oil, condensate and natural gas liquids (BOE/day)	306,464	319,436	356,868	372,720	371,827
Net production of natural gas (mmcf/day)	291.0	364.1	389.6	490.9	559.6
Profit for the year (Rmb in millions)	11,497.0	16,139.0	25,323.1	30,926.9	31,258.3

For a description of certain factors affecting our financial performance, see “Item 3—Key Information—Risk Factors.”

Relationship with CNOOC

Prior to the reorganization of CNOOC in October 1999, our business and operations were conducted by CNOOC and its various affiliates.  In connection with the reorganization, CNOOC’s oil and gas exploration, development, production and sales business and operations conducted both inside and outside China were transferred to us.

Before the reorganization, certain PRC affiliates of CNOOC provided various materials, utilities and ancillary services for CNOOC’s exploration and production activities.  In connection with the reorganization, we entered into various agreements under which we continued to use various services and properties provided by these CNOOC affiliates and sell crude oil, condensate and liquified petroleum gas to CNOOC affiliates.  These agreements included: (i) a materials, utilities and ancillary services supply agreement; (ii) technical service agreements; (iii) agreements for the sale of crude oil, condensate oil and liquefied petroleum gas; (iv) various lease agreements; and (v) a research and development services agreement.  In 2005, in order to present a more coherent, logical and understandable picture to shareholders, and also to enable us to monitor the status of our related party/connected transactions more effectively going forward, we entered into new framework agreements with CNOOC and certain of its associates and adopted a new categorization for our transactions with these parties.  Under this new framework, we continue to receive services from CNOOC and its associates in connection with oil and natural gas exploration, development and production, marketing, management, technical and other ancillary matters and sell our crude oil, natural gas and other petroleum products to CNOOC and its associates.

For more information on our relationship with CNOOC, see “Item 4—Information on the Company—History and Development,” “Item 4—Information on the Company—Organizational Structure,” “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions,” and note 27 to our consolidated financial statements included elsewhere in this annual report.

Production Sharing Contracts Offshore China

We conduct a significant amount of our offshore China oil and gas activities through production sharing contracts with international oil and gas companies.  Under these production sharing contracts, our foreign partners are required to bear all exploration costs during the exploration period.  The parties to the contracts may recover exploration costs after commercial discoveries are made and production begins.  The amount of exploration costs recoverable is derived from a production sharing formula set forth in each contract.  Our production sharing contracts provide us with the option to take participating interests in properties covered by the production sharing contracts which we may exercise after the foreign partners have made viable commercial discoveries.  The foreign partners retain the remaining participating interests.  We and the foreign partners fund our development and operating costs according to our respective participating interests.  Based on a formula contained in the applicable contract, we are entitled to allocate specified amounts of the annual gross production of petroleum from those producing fields.  See “Item 4—Information on the Company—Business Overview—Fiscal Regimes—Offshore China—Production Sharing Formula.”

Before we exercise our option to take a participating interest in a production sharing contract, we do not account for the exploration costs incurred, as these costs were incurred by our foreign partners.  After we exercise the option to take a participating interest in a production sharing contract, we recognize our share of development costs, revenues and expenses from such operations based on our participating interest in the production sharing contracts.  See note 4 to our consolidated financial statements included elsewhere in this annual report.

The foreign partners have the right to either take possession of their petroleum for sale in the international market or sell their petroleum to us for resale in the PRC market.  See “Item 4—Information on the Company—Business Overview—Fiscal Regimes—Offshore China.”

As described above, production of crude oil and natural gas is allocated among us, our foreign partners and the PRC government according to a formula contained in the production sharing contracts.  We have excluded the government’s share oil from net sales in our historical consolidated financial statements.  Since our historical consolidated financial statements already exclude the government’s share oil from our net sales figure, we do not expect any future share oil payments to affect our results of operations or operating cash flows differently than the effects reflected in our historical consolidated financial statements.  For information regarding the historical amounts of government share oil payable to the government, see note 6 to our consolidated financial statements included elsewhere in this annual report.  For information regarding treatment of the PRC government’s share oil, see “Item 4—Information on the Company—Business Overview—Fiscal Regimes—Offshore China—Production Sharing Formula.”

Production from Independent Operations Offshore China Versus Production from Production Sharing Contracts Offshore China

Historically we have cooperated with foreign partners under production sharing contracts, which have provided us with the expertise to undertake our independent operations more effectively.  The percentage of our net production arising from independent operations offshore China was 50.2%, 52.9% and 53.5%, for the years ended December 31, 2005, 2006 and 2007, respectively.  Although we will continue to focus on independent operations, we plan to continue seeking appropriate opportunities to cooperate with foreign partners under production sharing contracts.

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

Provision for Dismantlement

We estimate future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal and external engineers after taking into consideration the anticipated method of dismantlement required in accordance with then current legislation and industry practice.  Provisions are made for present obligations, either legal or constructive. The associated cost is capitalized and the liability is discounted and accretion expense is recognized using the credit adjusted risk-free rate in effect when the liability is initially recognized.  The dismantlement costs for the years ended December 31, 2005, 2006 and 2007 were Rmb 252.9 million, Rmb 472.3 million and Rmb 561.7 million, respectively.  The accrued liability is reflected in our consolidated balance sheet under “provision for dismantlement.”  See note 28 to our consolidated financial statements included elsewhere in this annual report.

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

Allowances for Doubtful Accounts

We evaluate our accounts receivable by considering the financial condition of our customers, their past payment history and credit standing and other specific factors, including whether the accounts receivable in question are under dispute.  We make provisions for accounts receivable when they are overdue for six months and we are concerned about our ability to collect them.  For the years ended December 31, 2005, 2006 and 2007, allowances for doubtful accounts were not material in the context of total operating expenses and did not have a material effect on our results of operations or financial condition.

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

Oil and Gas Properties

For oil and gas exploration, we have adopted the successful efforts method of accounting.  As a result, we capitalize initial acquisition costs of oil and gas properties and recognize impairment of initial acquisition costs based on exploratory experience and management judgment.  Upon discovery of commercial reserves, we transfer acquisition costs to proved properties and capitalize the costs of drilling and equipping successful exploratory wells, all development expenditure on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs.  We treat the costs of unsuccessful exploratory wells and all other related exploration costs as expenses when incurred.  Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the provision of depreciation, depletion and amortization. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortized based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis.  When applying the pro-rata basis of proved developed reserve allocation to the common facilities, we first calculate the amortization rate by dividing the total cost of the common facilities to be amortized by the total quantities of proved developed reserves of the relevant oil and gas properties.  Then we determine the amortization amount attributable to the respective oil and gas properties by multiplying the production volume of the respective oil and gas properties by the amortization rate.  Generally, common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives.  Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.  We amortize capitalized acquisition costs of proved properties by the unit-of-production method on a property-by-property basis based on the total estimated units of proved reserves.  We estimate future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practices.  The associated cost is capitalized and the liability is discounted and an accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability is initially recognized.

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

Recognition of Revenue from Oil and Gas Sales and Marketing

We recognize revenue when it is probable that the economic benefits will flow to us and when the revenue can be measured reliably.  For oil and gas sales, our revenues represent the invoiced value of sales of oil and gas attributable to our interests, net of royalties and any government share oil that is lifted and sold on behalf of the PRC government.  Sales are recognized when the significant risks and rewards of ownership of oil and gas have been transferred to customers.  Oil and gas lifted and sold by us above or below our participating interests in any production sharing contract result in overlifts and underlifts.  We record these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices.  Settlement will be in kind or in cash when the liftings are equalized.  We enter into gas sales contracts with customers which often contain take-or-pay clauses.  These clauses require our customers to take a specified minimum volume of gas each year.  If a customer fails to take the minimum volume of gas, the customer must pay for the gas even though it did not take the gas.  The customer can offset the deficiency payment against any future purchases in excess of the specified volume.  We record any deficiency payment as deferred revenue which is included in other payables until any make-up gas is taken by the customer or until the expiry of the contract.

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

Accounting for Convertible Bonds

In July 2007, we renounced the cash settlement option related to the zero coupon guaranteed convertible bonds.  For conversion before the renunciation of the cash settlement option, the bifurcated derivative component was marked to market through earnings up to the conversion date. The host bond was accreted and any deferred issuance costs were amortized up to the conversion date as if bond were to remain outstanding for its contractual life. For those bonds that were converted, the accreted value of the host bond and the marked-to-market value of the derivative component were then reclassified into equity. Upon renunciation of the cash settlement option, the entire derivative component was marked to market and reclassified into equity. Subsequent conversions were accounted for in the same way but without considering the derivative component.

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2005		2006		2007
	(Rmb in millions, except percentages, production data and prices)
Revenues:
Oil and gas sales: (1)
Crude oil	50,361	72.5%	63,645	71.6%	68,039	75.0%
Natural gas	3,057	4.4%	4,183	4.7%	4,998	5.5%
Total oil and gas sales	53,418	76.9%	67,828	76.3%	73,037	80.5%

Marketing revenues	15,901	22.9%	20,964	23.5%	17,397	19.2%
Other income	137	0.2%	155	0.2%	290	0.3%
Total revenues	69,456	100.0%	88,947	100.0%	90,724	100.0%

Net production (million BOE):
Crude oil	130.3	84.2%	136.0	81.4%	135.7	79.2%
Natural gas	24.5	15.8%	31.0	18.6%	35.6	20.8%
Total net production	154.8	100.0%	167.0	100.0%	171.3	100.0%

Average net realized prices:
Crude oil (per bbl)	US$47.31		US$58.90		US$66.26
Natural Gas (per mcf)	2.82		3.05		3.30

(1)	These figures do not include revenues of an unconsolidated investee.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated income statements as a percentage of total revenues:

	Year ended December 31,
	2005	2006	2007
Operating Revenues:
Oil and gas sales	76.9%	76.3%	80.5%
Marketing revenues	22.9%	23.5%	19.2%
Other income	0.2%	0.2%	0.3%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(8.5)%	(7.9)%	(8.9)%
Production taxes	(3.7)%	(3.7)%	(3.9)%
Exploration costs	(1.9)%	(1.9)%	(3.8)%
Depreciation, depletion and amortization	(8.6)%	(7.8)%	(8.1)%
Dismantlement	(0.4)%	(0.5)%	(0.6)%
Special oil gain levy	–	(4.5)%	(7.5)%
Impairment losses related to property, plant and equipment	(0.1)%	(0.3)%	(0.7)%
Crude oil and product purchases	(22.6)%	(23.1)%	(18.8)%
Selling and administrative expenses	(2.0)%	(1.7)%	(1.9)%
Other	(0.1)%	(0.1)%	(0.4)%
	(47.9)%	(51.6)%	(54.6)%

Interest income	0.5%	0.9%	0.7%
Finance costs	(1.6)%	(2.1)%	(2.2)%
Exchange gain, net	0.4%	0.3%	2.0%
Investment income	0.4%	0.7%	1.0%
Share of profits of associates	0.4%	0.4%	0.8%
Non-operating income (expenses), net	0.0%	1.0%	0.0%
Profit before tax	52.3%	49.6%	47.7%
Tax	(15.8)%	(14.8)%	(13.3)%
Profit for the year	36.5%	34.8%	34.4%

Calculation of Revenues

China

We report total revenues, which consist of oil and gas sales, marketing revenues and other income, in our consolidated financial statements included elsewhere in this annual report.  With respect to revenues derived from our offshore China operations, oil and gas sales represent gross oil and gas sales less royalties and share oil payable to the PRC government.  These amounts are calculated as follows:

•
gross oil and gas sales consist of our percentage interest in total oil and gas sales, comprised of (i) a 100% interest in our independent oil and gas properties and (ii) our participating interest in the properties covered under our production sharing contracts, less an adjustment for production allocable to foreign partners under our production sharing contracts as reimbursement for exploration costs attributable to our participating interest;

•
royalties represent royalties we pay to the PRC government on production with respect to each of our oil and gas fields.  The amount of royalties varies from 0% up to 12.5% based on the annual gross production of the relevant property.  We pay royalties on oil and gas we produce independently and under production sharing contracts;

•
government share oil, which is only paid on oil and gas produced under production sharing contracts, is calculated as described under “Item 4—Information on the Company—Business Overview—Fiscal Regimes—Offshore China;” and

•
we pay production taxes to the PRC government that are equal to 5% of the oil and gas we produce independently and under production sharing contracts.  Our oil and gas sales are not reduced by production taxes.  Production taxes are included in our expenses under “production taxes.”

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

Other income mainly represents project management fees charged to our foreign partners and handling fees charged to end customers—both fees are recognized when the services are rendered.  Reimbursement of insurance claims is recognized when the compensation becomes receivable.

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

Australia

The oil and gas sales from our subsidiaries in Australia consist of our participating interest in the properties of the North West Shelf project.

2007 versus 2006

Consolidated Net Profit

Our consolidated net profit increased 1.1% to Rmb 31,258.3 million (US$4,285.1 million) in 2007 from Rmb 30,926.9 million in 2006.

Revenue

Our oil and gas sales increased 7.7% to Rmb 73,036.9 million (US$10,012.5 million) in 2007 from Rmb 67,828.0 million in 2006. The increase was primarily attributable to higher oil prices in 2007. The average realised price for our crude oil increased US$7.36 per barrel, or 12.5%, to US$66.26 per barrel in 2007 from US$58.90 per barrel in 2006. We sold 134.6 million barrels of crude oil in 2007, representing a decrease of 0.6% from 135.4 million barrels in 2006. The average realised price for our natural gas increased US$0.25 per thousand cubic feet, or 8.7%, to US$3.30 per thousand cubic feet in 2007 from US$3.05 per thousand cubic feet in 2006. Sales volume of our natural gas increased 16.1% to 34.7 million BOE in 2007 from 29.9 million BOE in 2006.

Our net marketing profit, which is marketing revenue less purchase costs, decreased 19.6% to Rmb 314.7 million (US$43.1 million) from Rmb 391.2 million in 2006. Our realised marketing profit margin, which is our net marketing profit as a percentage of marketing revenues, was 1.8%, relatively unchanged from 2006. In 2007, over 86% of our revenues was contributed by customers located in China, with the remainder generated from overseas.

Expenses

Operating expenses.  Our operating expenses increased 14.9% to Rmb 8,039.6 million (US$1,102.1 million) in 2007 from Rmb 6,999.2 million in 2006. Operating expenses per BOE increased 11.8% to Rmb 47.3 (US$6.48) per BOE in 2007 from Rmb 42.3 per BOE in 2006. Operating expenses per BOE offshore China increased 11.4% to Rmb 38.6 (US$5.29) per BOE in 2007 from Rmb 34.6 per BOE in 2006, primarily as a result of higher service fees and raw material prices. Operating expenses per BOE overseas decreased 4.6% to Rmb 104.7 (US$14.35) per BOE in 2007 from Rmb 109.8 per BOE in 2006, primarily as a result of the increased production volume of the North West Shelf project in Australia, which has a lower than average cost structure among our overseas operations.

Production taxes.  Our production taxes increased 5.5% to Rmb 3,497.4 million (US$479.5 million) in 2007 from Rmb 3,315.7 million in 2006, primarily as a result of increased oil and gas sales.

Exploration costs.  Our exploration costs increased 101.3% to Rmb 3,432.4 million (US$470.5 million) in 2007 from Rmb 1,705.1 million in 2006. Exploration costs incurred offshore China and overseas increased 50.0% and 268.6%, respectively.  In 2007, we continued to invest substantial human resources and capital in exploration activities, with a higher level of geological and geophysical activities.

Depreciation, depletion and amortization.  Our depreciation, depletion and amortisation increased 6.4% to Rmb 7,374.5 million (US$1,011.0 million) in 2007 from Rmb 6,933.2 million in 2006. Our average depreciation, depletion and amortisation per barrel increased 3.6% to Rmb 43.4 (US$5.95) per BOE in 2007 from Rmb 41.9 per BOE in 2006, primarily as a result of the commencement of production of oil and gas fields in 2006 and 2007.

Dismantlement.  Our dismantling expenses increased 18.9% to Rmb 561.7 million (US$77.0 million) in 2007 from Rmb 472.3 million in 2006, primarily as a result of the reevaluation of work commitments, higher service fees and raw material prices. Our average dismantling costs increased to Rmb 3.3 (US$0.45) per BOE in 2007 from Rmb 2.9 per BOE in 2006.

Special Oil Gain Levy.  Our Special Oil Gain Levy increased 71.7% to Rmb 6,837.2 million (US$937.3 million) in 2007 from Rmb 3,981.2 million in 2006, primarily as a result of our higher average realised oil price and the corresponding progressive rates imposed under the levy. In addition, as the levy was implemented in March 2006, we were subject to the levy for less than a full year in 2006.

Impairment losses related to property, plant and equipment.  Our impairment losses increased 143.1% to Rmb 613.5 million (US$84.1 million) in 2007 from Rmb 252.4 million in 2006, primarily as a result of an expected increase in future capital expenditures and a lower reserve estimation with respect to an oil and gas field overseas.

Selling and administrative expenses.  Our selling and administrative expenses increased 12.8% to Rmb 1,741.2 million (US$238.7 million) in 2007 from Rmb 1,543.8 million in 2006. Selling and administrative expenses for our offshore China operations increased 15.8% to Rmb 8.2 (US$1.12) per BOE in 2007 from Rmb 7.0 in 2006, primarily as a result of higher prices in the PRC and share options expense recognised in 2007. Selling and administrative expenses for our overseas operations decreased 22.5% to Rmb 13.4 (US$1.84) per BOE in 2007 from Rmb 17.3 per BOE in 2006, primarily as a result of the increased production volume of the North West Shelf project in Australia, which has a lower than average cost structure among our overseas operations.

Finance costs, net of interest income

Our net finance costs increased 10.9% to Rmb 2,031.8 million (US$278.5 million) in 2007 from Rmb 1,832.1 million in 2006, primarily as a result of losses on fair value changes of the embedded derivative component of our convertible bonds and the effect of an increase in the amount of our provision for dismantlement arising from the passage of time.  Our interest income decreased 13.9% to Rmb 673.0 million in 2007 from Rmb 781.5 million in 2006, primarily as a result of an increase in financial investments in our short term asset portfolio.

Exchange gains/losses, net

Our net exchange gains incurred in 2007 were Rmb 1,856.0 million (US$254.4 million), representing an increase of Rmb 1,547.6 million from net exchange gains of Rmb 308.4 million in 2006. Compared with 2006, the significantly increased exchange gains mainly came from dividends receivable from a subsidiary and active changes in the currency structure of our asset portfolio in response to the ongoing appreciation of Rmb during 2007.

Investment income

Our investment income increased Rmb 289.4 million, or 47.2%, to Rmb 902.4 million (US$123.7 million) in 2007 from Rmb 613.0 million in 2006, primarily as a result of realised gain from sales of investment funds and the shares of well-known publicly listed companies.

Share of profits of associates

Primarily as a result of the good performance of one of our associate companies, CNOOC Finance Corporation Limited, our share of profits of associates increased 123.5% to Rmb 719.0 million (US$98.6 million) in 2007 from Rmb 321.7 million in 2007.

Non-operating income/expenses, net

Our net non-operating expenses for 2007 was Rmb 7.0 million (US$1.0 million), and our net non-operating income for 2006 was Rmb 876.4 million. The decrease was primarily the result of a tax refund in 2006 in connection with re-investment in the PRC.

Income tax

Our income tax expense decreased 8.7% to Rmb 12,052.3 million (US$1,652.2 million) in 2007 from Rmb 13,196.3 million in 2006, primarily as a result of the deferred tax liability effect of the implementation of a tax rate decrease from 30% to 25% under the PRC Corporate Income Tax Law effective on January 1, 2008. Our effective tax rate for 2007 was 27.8%, versus 29.9% in 2006.

2006 versus 2005

Consolidated Net Profit

Our consolidated net profit was Rmb 30,926.9 million in 2006, representing an increase of Rmb 5,603.8 million, or 22.1%, from Rmb 25,323.1 million in 2005.

Revenue

Income from our oil and gas sales for 2006 was Rmb 67,828.0 million, representing an increase of Rmb 14,410.3 million, or 27.0%, from Rmb 53,417.7 million in 2005. The increase was attributable to the high oil price, while growth in production also contributed to our higher profits. The average realized price for our crude oil was US$58.90 per barrel in 2006, representing an increase of US$11.59, or 24.5%, from US$47.31 per barrel in 2005. Sale of crude oil amounted to 135.4 million barrels, representing an increase of 4.3% over 2005. The average realized price for our natural gas was US$3.05 per thousand cubic feet in 2006, representing an increase of US$0.23 per thousand cubic feet, or 8.2%, from US$2.82 per thousand cubic feet in 2005. At the same time, sales volume of our natural gas increased by 27.8% from 23.4 million BOE in 2005 to 29.9 million BOE in 2006.

In 2006, our net marketing profit, which was derived from marketing revenue less purchase cost of crude oil and oil products, was Rmb 391.2 million, representing an increase of Rmb 193.9 million, or 98.3%, from Rmb 197.2 million in 2005. Since we are one of the companies that have the right to sell crude oil in China, upon request by our production sharing contract partners, we may purchase the oil of these partners for sale in China. However, the amount of oil we may purchase and sell in China depends on our foreign partners and, therefore, we cannot control the amount of crude oil that we are able to sell for any specific period. In 2006, marketing revenue from our wholly owned subsidiary, CNOOC China Limited, was Rmb 15,867.6 million, representing an increase of Rmb 6,436.8 million from Rmb 9,430.8 million in 2005. The net marketing profit was Rmb 203.4 million, increased 139.3% from 2005 due to the significant increase in sales volume in local market. Marketing revenue from our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd, was Rmb 5,096.5 million. Netting off purchase cost of crude oil and oil production, the net marketing profit was Rmb 187.8 million, or 67.3% increased from the same period in 2005.

Our other income, reported on a net basis, was derived from our other income, which mainly represents project management fees charged to foreign partners and handling fees charged to customers, less corresponding costs. In 2006, our net other income was Rmb 37.9 million, representing a decrease of Rmb 21.8 million from Rmb 59.7 million in 2005. The decrease was primarily due to higher service fees relating to production sharing contract projects.

Expenses

Operating expenses.  Our operating expenses in 2006 were Rmb 6,999.2 million, representing an increase of Rmb 1,064.6 million, or 17.9%, from Rmb 5,934.6 million in 2005. The increase was mainly attributable to the commencement of production of new oil and gas fields in 2006. Operating expenses in 2006 were Rmb 42.3 per BOE, representing an increase of 9.1% from Rmb 38.8 per BOE in 2005. Operating expenses for our offshore China operations in 2006 were Rmb 34.6 per BOE, representing an increase of 6.6% from 2005. Operating expenses for our offshore Indonesia operations in 2006 were Rmb 119.3 per BOE, representing an increase of 19.1% from 2005. Besides the increase of service fees, supply vessels, equipment lease, chemicals and fuel, resulting from the higher international crude oil price, the maintenance and repair cost increased due to the effect of typhoons.

Production taxes.  Our production taxes for 2006 were Rmb 3,315.7 million, representing an increase of Rmb 719.2 million, or 27.7%, from Rmb 2,596.5 million in 2005. The increase was mainly due to the increased income from oil and gas sales.

Exploration costs.  Our exploration costs for 2006 were Rmb 1,705.1 million, representing an increase of Rmb 411.4 million, or 31.8%, from Rmb 1,293.7 million in 2005, as a result of increased exploration activities.

Depreciation, depletion and amortization.  Our depreciation, depletion and amortization for 2006 were Rmb 6,933.2 million, representing an increase of Rmb 968.5 million, or 16.2%, from Rmb 5,964.7 million in 2005. On a unit of production basis, depreciation, depletion and amortization expenses for 2006 were Rmb 41.9 per BOE, as compared to Rmb 39.0 per BOE in 2005, representing an increase of 7.4% from 2005. The increase was mainly attributable to the commencement of production of new oil and gas fields during 2006.

Dismantlement.  Our dismantling costs for 2006 were Rmb 472.3 million, representing an increase of Rmb 219.4 million from Rmb 252.9 million in 2005. The increase was primarily due to the increased dismantling costs resulting from the reevaluation of workload and the higher service fees resulting from the higher international crude oil price. Our average dismantling costs were Rmb 2.9 per BOE, which increased from Rmb 1.7 per BOE in 2005.

Special Oil Gain Levy.  During 2006, a Special Oil Gain Levy was imposed by the Ministry of Finance of the PRC at progressive rates from 20% to 40% on any income derived from sales of locally produced crude at a price which exceeds US$40 per barrel. The amount paid pursuant to this levy can be claimed as a deductible expense for corporate income tax purpose and is calculated based on the actual volume of the crude oil entitled.  For the year ended December 31, 2006, we incurred approximately Rmb 4.0 billion in connection with the Special Oil Gain Levy.

Impairment losses related to property, plant and equipment.  Due to the downward revision of the reserve of HZ19-1/2/3 oil fields and the postponement of PY 30-1 gas project, we recognised Rmb 252.4 million of impairment losses in 2006.

Selling and administrative expenses.  Our selling and administrative expenses for 2006 were Rmb 1,543.8 million, representing an increase of Rmb 173.4 million, or 12.7%, from Rmb 1,370.4 million in 2005. Of which, the selling and administrative expenses of companies in China in 2006 were Rmb 7.0 per BOE, representing an increase of 11.8% from 2005. Compared with 2005, the increase was mainly attributable to the staff and workers bonus and welfare fund accrued and expense for newly granted options recognized in 2006.

Finance costs, net of interest income

Our net finance costs for 2006 were Rmb 1,050.6 million, representing an increase of 41.7% from the net finance costs of Rmb 741.2 million in 2005. On one hand, our interest income increased Rmb 422.2 million from Rmb 359.3 million in 2005 to Rmb 781.5 million in 2006. On the other hand, the finance costs increased significantly mainly due to the losses on fair value changes of the embedded derivative component of the convertible bonds and the effect of increased amount of provision of dismantlement arising from the passage of time. The increases due to the factors mentioned above were Rmb 1,150.2 million, and Rmb 52.0 million respectively.

Exchange gains/losses, net

Our net exchange gains incurred in 2006 were Rmb 308.4 million, representing an increase of Rmb 21.4 million from net exchange gains of Rmb 287.0 million in 2005. Compared with 2005, the increased exchange gains mainly came from the Chinese government’s efforts on the improvement of rate-forming mechanism and the ongoing appreciation of Renminbi in 2006.

Investment income

Our investment income for 2006 was Rmb 613.0 million, representing a significant increase of Rmb 365.1 million, or 147.3%, from Rmb 247.9 million in 2005. For the purpose of improving the performance of our current assets portfolio, we increased the investment in financial instruments such as money market funds and other equity instruments. Benefiting from the structural changes in the investment portfolio and the influence from the market, we obtained a favorable return in 2006.

Share of profits of associates

In 2006, there were gains from our investments in unconsolidated investees of Rmb 321.7 million, representing an increase of 4.8% from 2005.

Non-operating income/expenses, net

Our net non-operating income for 2006 was Rmb 876.4 million, as compared to non-operating income of Rmb 28.6 million for 2005. In 2006, non-operating income primarily arose from tax refunds from re-investment in China.

Income tax

Our income tax for 2006 was Rmb 13,196.3 million, representing an increase of Rmb 2,218.5 million, or 20.2%, from Rmb 10,977.8 million in 2005. The primary reason for the increase was the increase in profit before tax. The effective tax rate for 2006 was 29.9%, slightly lower than the effective rate of 30.2% in 2005.

B.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2005	2006	2007
	(Rmb in millions)
Cash provided by (used for):
Operating activities	32,154	39,226	42,713
Investing activities	(29,349)	(39,526)	(22,939)
Financing activities	(7,787)	6,039	(10,646)
Net increase/(decrease) in cash and cash equivalents	(4,982)	5,739	9,128

Cash Provided by Operations

Net cash generated from operating activities in 2007 amounted to Rmb 42,712.6 million (US$5,855.3 million), representing an increase of Rmb 3,487.0 million, or 8.9%, from Rmb 39,225.6 million in 2006.

Cash generated from operations increased mainly due to an increase in non-cash items such as depreciation, depletion and amortization expenses and impairment losses related to property, plant and equipment of Rmb 802.4 million (US$110.0 million).

The increase of cash flow was also partially offset by an increase of share of profit of associates of Rmb 397.4 million, a decrease of profit before tax of Rmb 812.6 million and an increase of net exchange gains of Rmb 1,547.3 million.

Compared with 2006, the increase in operating cash flow was partially attributable to the increase in changes of working capital of Rmb 3,948.1 million. In addition, an increase of investment income received of Rmb 396.4 million and a decrease in income taxes paid of Rmb 1,133.5 million also contributed to the increase of net cash inflow from operating activities.

Capital Expenditures and Investments

Net cash outflow from investing activities in 2007 was Rmb 22,939.0 million (US$3,144.7 million), representing a decrease of Rmb 16,586.6 million, or 42.0%, from Rmb 39,525.6 million in 2006.

Our total capital expenditures and investments primarily include successful exploration and development expenditures and purchases of oil and gas properties. Total capital expenditures were Rmb 26,942.1 million (US$3,693.4 million) in 2007, representing a decrease of Rmb 17,274.5 million, or 39.1%, from Rmb 44,216.6 million in 2006. Our development expenditures in 2007 mainly related to the development of OML130, Penglai 19-3 Phase II, Luda 22-1, Bozhong 34-1, Liuhua 11-1 and Xijiang 23-1 oil and gas fields. Compared with 2006, there were no significant merger and acquisition expenditures.

In addition, our cash inflow was attributable to the time deposits with maturities over three months of Rmb 2,032.8 million (US$278.7 million) and our net proceeds from sales of available-for-sale financial assets and disposals of property, plant and equipment of Rmb 8,577.3 million (US$1,175.8 million). Our cash outflow was attributable to the purchases of held-to-maturity financial assets of Rmb 3,000.0 million (US$411.3 million) and available-for-sale financial assets of Rmb 3,607.0 million (US$472.8 million).

For 2008, we have budgeted approximately US$5.9 billion for capital expenditures. The following table sets forth actual or budgeted capital expenditures on an accrual basis for our key operating areas for the periods indicated.

	Year ended December 31,
	2005(1)	2006(1)	2007(1)	2007(1)	2008(2)
	(Rmb million)			(US$ million)
Operating Area:
Bohai Bay
Development	6,911.3	7,995.8	9,044.2	1,239.9	2,213.4
Exploration	680.3	1,221.3	1,771.5	242.8	260.0
Western South China Sea
Development	1,301.7	3,759.5	4,970.9	681.4	627.2
Exploration	613.3	761.3	1,162.5	159.4	219.2
East China Sea
Development	847.4	77.1	61.1	8.4	40.5
Exploration	50.8	48.5	85.0	11.7	6.4
East South China Sea
Development	4,471.7	2,924.1	2,817.7	386.3	534.7
Exploration	426.9	121.5	689.4	94.5	139.9
Other Offshore China
Development	—	—	—	—	215.5
Exploration	108.1	61.8	112.5	15.4	38.1
Subtotal	15,411.5	16,970.9	20,714.8	2,839.8	4,294.8
Overseas
Development	2,328.3	6,962.0	8,662.2	1,187.5	1,264.7
Exploration	158.2	1,065.0	1,625.6	222.8	378.6
Subtotal	2,486.5	8,027.0	10,287.8	1,410.3	1,643.3
Total	17,898.0	24,997.9	31,002.6	4,250.1	5,938.1

(1)	Figures for 2005, 2006 and 2007 represent our actual spending for capital expenditure purposes, including expensed exploration costs.
(2)	Figures for 2008 represent our budgeted capital expenditures.

In addition to the budgeted development and exploration expenditures relating to the oil and gas properties described above, we may make additional capital expenditures and investments consistent with our business strategy.  See “Item 4—Information on the Company—Business Overview—Business Strategy.”  We expect to fund our capital expenditures with our cash flows from operations and our borrowings.

Our ability to maintain and grow our revenues, profit and cash flows depends upon continued capital spending.  Generally, we adjust our capital expenditure and investment budget on an annual basis.  Our capital expenditure plans are subject to a number of risks, contingencies and other factors, some of which are beyond our control.  Therefore, our actual future capital expenditures and investments will likely be different from our current planned amounts, and such differences may be significant.  See “Item 3—Key Information—Risk Factors—Risks relating to our business—Our future prospects largely depend on our capital expenditure plans, which are subject to various risks.”

Financing activities

Our net cash outflow arising from financing activities in 2007 was Rmb 10,645.8 million (US$1,495.4 million), versus a net cash inflow of Rmb 6,038.6 million in 2006, representing a net increase of cash outflow of Rmb 16,684.4 million from 2006. In 2007, our net cash outflow was mainly due to the distribution of dividends of Rmb 11,523.7 million (US$1,579.8 million), and the repayment of bank loans of Rmb 17.8 million (US$2.4 million). It was partially offset by cash inflow, which was mainly contributed by bank borrowings of Rmb 895.7 million (US$122.8 million).

Our gearing ratio, which is interest bearing debt divided by interest bearing debt plus equity, was 7.9% as of December 31, 2007.

In 2006 and 2007, we, together with our partners on the Tangguh LNG project, borrowed bank loans amounting to approximately US$2.6 billion and US$884 million, respectively, for the purpose of financing the Tangguh LNG project in Indonesia. We shared in these bank loans in proportion to our 16.95688% interest in the project, or approximately US$593.3 million, of which our share of the utilized bank loans amounted to approximately US$248.2 million as of December 31, 2006, and approximately US$370.8 million as of December 31, 2007. These utilized loans are unsecured, bear interest at LIBOR + 0.23% through 0.38% per annum and have a final maturity of 2021.

We, as guarantor, have delivered a guarantee dated October 29, 2007 in favor of Mizuho Corporate Bank, Ltd., as facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated October 29, 2007 in connection with the Tangguh LNG project in Indonesia.  Pursuant to the guarantee, we guarantee the payment obligations of the trustee borrower under the subject loan agreement and are subject to a maximum cap of approximately US$164.9 million (Rmb 1.2 billion).  Together with the loan agreement dated July 31, 2006 with a maximum cap of approximately US$487.9 million, the total maximum guarantee cap is approximately US$652.8 million (Rmb 4.8 billion).

On February 21, 2008, CNOOC Finance (2004) Limited extinguished all the outstanding convertible bonds by exercising an early redemption option. The withdrawal of delisting of the convertible bonds on Hong Kong Stock Exchange was effective at the close of business on March 6, 2008. We currently have no convertible bond liability.

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness.  The following table summarizes the maturities of our long-term debt outstanding as of December 31, 2007.  As of the date this annual report is filed, we have not incurred any material long-term debt since December 31, 2007.

	Debt maturities (principal only)
	Original currency			Total Rmb equivalents	Total US$ equivalents
Due by December 31,	US$	JPY	Rmb
	(in millions, except percentages)
2008	—	—	—	—	—
2009-2011	318.8	—	—	2,325.5	318.8
2012-2013	759.9	—	500.0	6,043.2	828.4
2014 and beyond	564.0	—	—	4,114.2	564.0
Total	1,642.7	—	500.0	12,482.8	1,711.2
Percentage of total debt	96.0%	—	4.0%	100.0%	100.0%

As of May 30, 2008, we had total foreign currency debt of US$1,404.7 million, all of which is in U.S. dollars.

As of December 31, 2007, we had unutilized banking facilities amounting to approximately Rmb 46,997.1 million (US$6,442.7 million) as compared to Rmb 47,040.9 million as of December 31, 2006.

In 2005, 2006 and 2007, we paid dividends totaling Rmb 7,772.2 million, Rmb 9,813.7 million and Rmb 11,523.7 million (US$1,579.8 million), respectively.  The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant.  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2008.  However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.  See “Item 3—Key Information—Risk Factors—Risks relating to our business—Our future prospects largely depend on our capital expenditure plans, which are subject to various risks”.

Employee Benefits

As part of its reorganization in October 1999, CNOOC retained all liabilities for retirement benefits for its employees, both former and current, who had not been transferred to us.  As compensation for CNOOC’s retention of liabilities for retirement benefits payable to approximately 7,000 retired CNOOC employees who were previously engaged in the oil and gas business that was transferred to us under the reorganization, we made a one-time payment to CNOOC of Rmb 1,660.0 million in 2001.

All of our full-time employees in the PRC are covered by a government-regulated pension plan and are entitled to an annual pension at their retirement dates.  The PRC government is responsible for the pension liabilities to these retired employees under this government pension plan.  The actual pension payable to each retiree is subject to a formula based on the status of the individual pension account, general salary and inflation movements.  We are required to make annual contributions to the government pension plan at rates ranging from 10% to 22% of our employees’ salaries.  The related pension costs are expensed as incurred.

The expenses attributable to mandatory contributions under the current government pension plan are included in our historical consolidated income statements under either operating expenses for our production staff or selling and administrative expenses for our administrative staff.  We expect that, under the current PRC laws and regulations regarding employee retirement benefits, the future costs of the current government pension plan will be comparable to our historical costs, subject to customary increases largely in line with salary increases of our employees.

We are required to make contributions to a mandatory provident fund at a rate of 5% of the base salaries for full-time employees in Hong Kong. The costs are expensed as incurred.

Our Indonesian subsidiaries employ approximately 888 employees, including approximately 40 expatriates.  We provide benefits to expatriates that we believe to be in line with customary international practices.  Our local staff in Indonesia enjoy welfare benefits mandated by Indonesia labor laws.

Holding Company Structure

We are a holding company.  Our entire petroleum exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly foreign-owned enterprise in the PRC.  Our entire petroleum exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands.  International sales of crude oil are conducted by China Offshore Oil (Singapore) International Pte Ltd, our wholly owned subsidiary incorporated in Singapore.  Accordingly, our future cash flows will consist principally of dividends from our subsidiaries.  The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation.  For example, legal restrictions in the PRC permit payment of dividends only out of profit determined in accordance with PRC accounting standards and regulations.  In addition, under PRC law, CNOOC China Limited is required to set aside a portion of its profit each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 1.8% in 2005, an overall inflation rate of 1.5% in 2006, and an overall inflation rate of 4.8% in 2007.  Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain material respects from U.S. GAAP.  These differences relate primarily to the treatment of impairment of long-lived assets and the treatment for convertible bonds.  For differences between Hong Kong GAAP and U.S. GAAP that affect our profit or shareholders’ equity, please refer to note 39 to our consolidated financial statements included elsewhere in this annual report.

Taxation

We are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which we and each of our subsidiaries are domiciled and operate.  We are subject to profits tax at a rate of 17.5% on profits arising in or derived from Hong Kong.  Pursuant to a notice issued by the State Administration of Taxation in March 2001, we are entitled to all tax benefits conferred by Chinese law on foreign invested enterprises.

Before January 1, 2008, our PRC subsidiary, as a wholly foreign owned enterprise, was exempted from the 3% local surcharges of the enterprise income tax, reducing its enterprise income tax rate from 33% to 30%.

In March 2007, the National People’s Congress of the PRC adopted new tax legislation, the PRC Corporate Income Tax Law, which became effective on January 1, 2008. This new tax legislation introduced a wide range of changes, including the unification of the income tax rate for domestic-invested and foreign-invested enterprises, including our PRC subsidiary, at 25%.

As a result of this tax rate change, we estimate that the change in corporate income tax rates had the following impact on our results and financial position for the year ended December 31, 2007:

RMB’000
Decrease in income tax expenses	1,019,564
Decrease in deferred tax liability	1,019,564

The PRC enterprise income tax is levied based on taxable income including income from operations as well as other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”).

Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

•	production taxes equal to 5% of independent production and production under production sharing contracts;

•	export tariffs on crude oil of 5%, levied beginning November 1, 2006; and

•	business tax of 3% to 5% on other income.

Our subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd, is subject to income tax at the rate of 10% and 20% for its oil trading activities and other income-generating  activities, respectively.

Our subsidiaries owning interests in oil and gas properties in the Malacca Strait in Indonesia are subject to corporate and dividend tax at the rate of 44%.

Certain of our oil and gas interests in Indonesia are held through Labuan incorporated companies. Labuan incorporated companies enjoy certain current reduced tax rates provided by the tax treaty between Indonesia and Malaysia. According to the current tax treaty between Indonesia and Malaysia, our subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875%. In May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from 43.125% to 48% and from 51.875% to 56% respectively. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It is still uncertain when the ratification will be completed by the two countries as at December 31, 2007.

Our subsidiary owning interests in oil and gas properties in North West Shelf project in Australia is subject to income tax at the rate of 30%. All of our other subsidiaries had no taxable profit in their respective jurisdictions for the years presented.

We calculate deferred taxation to account for temporary differences between our tax bases, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting bases, which is prepared in accordance with applicable financial reporting requirements.  Major temporary differences include accelerated amortization allowances for oil and gas properties, which are offset in part by provision for dismantlement and a provision for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling.  As of December 31, 2005, 2006 and 2007, we had Rmb 6,827.9 million, Rmb 7,236.2 million and Rmb 6,293.6 million (US$862.8 million), respectively, in net deferred tax liabilities.  See note 12 to our consolidated financial statements included elsewhere in this annual report.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The adoption of FIN 48 did not have any material effect on our financial position and results of operations.

Impact of Recently Issued Accounting Standards

U.S. GAAP

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141 (R)”), which requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. It also requires acquisition-related costs, as well as restructuring costs the acquirer expects to incur for which it is not obligated at acquisition date, to be recorded against income rather than included in purchase-price determination. Under this statement, contingent arrangements shall be recognised at their acquisition-date fair values, with subsequent changes in fair value generally reflected in income. SFAS No. 141 will become effective for business combinations for which the acquisition date is on or after January 1, 2009. We are currently evaluating the potential impact of SFAS No. 141(R) on our financial position and results of operations.

In December 2007, FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It will become effective for the accounting period beginning on or after January 1, 2009. We are currently evaluating the potential impact of SFAS No. 160 on our financial position and results of operations.

In March 2008, FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133", which amends and expands the disclosure requirements of SFAS No.133, Accounting for Derivative Instruments and Hedging Activities. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. It will become effective for financial statements issued for accounting period beginning on or after January 1, 2009. As our existing accounting policy for derivatives complies with the requirements of this Statement, we do not believe the adoption of SFAS No. 161 will have a material effect on our financial position or results of operations.

Hong Kong GAAP

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs, some of which were mandatory for financial statements for annual periods beginning on or after January 1, 2007.  We have included the new disclosures as required by HKAS 1 Amendment and HKFRS 7 and the adoption of the other new and revised Hong Kong Financial Reporting Standards, amendments and interpretation did not have a material impact on our results of operations or financial position.

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after January 1, 2008.  We have not early applied these HKFRSs in our consolidated financials statements included elsewhere in this annual report.  We are in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, we have concluded that while certain new or revised HKFRSs may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on our results of operations and financial position.

For details, please refer to note 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4—Information on the Company—Business Overview—Research and Development” and “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

D.	TREND INFORMATION

Crude oil prices are a major driver of our results of operations.  We price our crude oil with reference to the international crude oil prices, which have fluctuated considerably over the years.  On January 3, 2007 the international benchmark crude oil, West Texas Intermediate, was US$58.32 per barrel.  As of May 30, 2008, it was US$127.35 per barrel.  In addition, continued political conflicts in the Middle East and Nigeria, economic uncertainty and the threat of terrorism worldwide raise concerns about the security and availability of ample supplies to meet growing demand.  It is expected that crude oil prices will remain relatively high in 2008.  For more information about crude oil prices, see “Item 3—Key Information—Risk Factors—Risks relating to our business—Our business, revenues and profits fluctuate with changes in oil and gas prices,” “Item 4—Information on the Company—Business Overview—Sales and Marketing—Sales of Crude Oil—Pricing,” and “Item 5—Operating and Financial Review and Prospects—Operating Results—Results of Operations—2007 versus 2006.”

In addition to crude oil, natural gas is becoming an increasingly important part of our business.  The Chinese government promotes the use of natural gas as a clean and efficient fuel.  Demand for natural gas in the PRC is likely to increase significantly.  We have expanded and will continue to expand our natural gas business and intend to exploit our natural gas reserves to meet growing demand for natural gas.  For more information about our natural gas business, see “Item 3—Key Information—Risk Factors—Risks relating to our business—Any failure to implement our natural gas business strategy may adversely affect our business and financial position” and “Item 4—Information on the Company—Business Overview—Competitive Strengths—Strategic position in China’s growing natural gas markets.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations for the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Long-term debt obligations	12,515,916	—	2,158,959	4,524,862	5,832,095
Operating lease obligations	1,969,660	475,892	663,694	567,258	262,816
Provision for dismantlement(1)	6,737,319	—	—	235,310	6,502,009
Total	21,222,895	475,892	2,822,653	5,327,430	12,596,920

(1)
Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2006 and 2007, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2007	2006
	Rmb’000	Rmb’000
Contracted, but not provided for	8,655,830	11,857,620
Authorized, but not contracted for	24,498,130	30,029,132

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

In accordance with Hong Kong law and our Articles of Association, our affairs are managed by our Board, which has 12 members, including five independent non-executive directors.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position
Chengyu Fu	1951	Chairman of our Board, Executive Director and Chief Executive Officer

Shouwei Zhou	1950	Executive Director and President

Guangqi Wu	1957	Executive Director and Compliance Officer

Hua Yang	1961	Executive Director, Executive Vice President and Chief Financial Officer

Han Luo	1953	Non-executive Director

Name	Year of Birth	Position
Xinghe Cao	1949	Non-executive Director

Zhenfang Wu	1952	Non-executive Director

Edgar W. K. Cheng	1943	Independent Non-executive Director

Sung Hong Chiu	1947	Independent Non-executive Director

Evert Henkes	1943	Independent Non-executive Director (retired on May 29, 2008)

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Tao Wang	1931	Independent Non-executive Director (since May 29, 2008)

Xin Kang	1974	Company Secretary and Senior Counsel

Jian Liu	1958	Executive Vice President

Weilin Zhu	1956	Executive Vice President and General Manager of Exploration Department

Wei Chen	1958	Senior Vice President and General Director of CNOOC China Limited, Beijing Research Center

Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited, Shanghai Branch

Bi Chen	1961	Vice President and General Manager of CNOOC China Limited, Tianjin Branch

Mingcai Zhu	1956	Vice President and President of CNOOC International Limited

Zhi Fang	1962	Vice President and President of CNOOC Southeast Asia Limited

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

Executive Directors

Chengyu Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master’s degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined CNOOC, our controlling shareholder, in 1982 and was the Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip respectively. From 1994 to 1995, Mr. Fu was the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC. In December 1995, he was appointed as the Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. In 1999, Mr. Fu was appointed as the General Manager of CNOOC Nanhai East Corporation. In 2000, Mr. Fu became the Vice President of CNOOC. Subsequently, he became our Executive Vice President, President and Chief Operating Officer in 2001. Mr. Fu became the President of CNOOC in October 2003 and the Chairman of our Board and Chief Executive Officer with effect from October 16, 2003. He also serves as the Chairman of the Board of Directors of CNOOC China Limited and CNOOC International Limited, both being our subsidiaries. Mr. Fu is the Chairman of COSL, a company listed on HKSE and Shanghai Stock Exchange, and a subsidiary of CNOOC. He was an independent director of Suntech Power Holdings Co., Ltd., a NYSE-listed company from December 2005 to October 2007. He is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as Executive Director with effect from August 23, 1999.

Shouwei Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited, Tianjin Branch. He was appointed as our Executive Vice President in September 1999 and our President in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both being our subsidiaries. He also serves as the Chairman of CNOOC Southeast Asia Limited, our subsidiary since April 2003. Mr. Zhou became the Chairman of CNOOC Engineering, a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on December 6, 2003. Mr. Zhou was appointed as Executive Director with effect from August 23, 1999.

Guangqi Wu is a geologist, senior economist and Certified Senior Enterprise Risk Manager and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master’s degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. He became the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, in 1994. Mr. Wu was appointed as Director of the Administration Department of CNOOC in 1995 and became the Director of the Ideology Affairs Department of CNOOC in 2001. Mr. Wu was appointed as Assistant President in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and our Compliance Officer since June 1, 2005. Mr. Wu also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being our subsidiaries. Mr. Wu was appointed as Executive Director with effect from June 1, 2005.

Hua Yang is a senior engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 25 years experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital market in our company and its subsidiaries. From 1993 to 1999, he served as our Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department and the Vice President of CNOOC International Limited, our subsidiary. In 1999, he became Senior Vice President of CNOOC Limited. From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, our subsidiary. Mr. Yang was appointed as our Chief Financial Officer with effect from January 1, 2005 as well as our Executive Vice President in December 2005. He also serves as the Assistant President of CNOOC and the Director of CNOOC Finance Corporation Limited, and the Director of CNOOC China Limited and CNOOC International Limited, both being our subsidiaries. Mr. Yang was appointed as Executive Director with effect from August 31, 2005.

Non-executive Directors

Han Luo received a doctorate degree from the Petroleum University in China. He has over 30 years of experience in the oil industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of CNOOC Nanhai East Corporation. In 1999, he served as the General Manager of CNOOC China Limited, Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He also serves as the Chairman of the Board of Directors of Zhonghai Trust Co., Ltd. and CNOOC Finance Corporation Limited, both being subsidiaries of CNOOC, and the Director of CNOOC China Limited, our subsidiary. Mr. Luo was appointed as Executive Director with effect from December 20, 2000 and was re-designated from Executive Director to Non-executive Director with effect from September 1, 2006.

Xinghe Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied for an MBA in Capital University of Economics and Business. Mr. Cao has over forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 1996, Mr. Cao worked as the Manager of Bohai Oil Commercial Company and later as the Manager of Bohai Oil Transportation Company, both being subsidiaries of CNOOC. From 1996 to 2003, he worked as Deputy General Manager and General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC, successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC. He became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Base Group Limited and the Chairman of the Board of Directors of China Ocean Oilfields Services (Hong Kong) Limited, both being subsidiaries of CNOOC. Mr. Cao was appointed as Executive Director with effect from August 31, 2005 and was re-designated from Executive Director to Non-executive Director with effect from September 1, 2006.

Zhenfang Wu is a senior engineer and graduated with a bachelor’s degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied for an EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1982. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC. He became the President of CNOOC Chemical Limited, a subsidiary of CNOOC, in 2000. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC. In August 2004, he became Vice President of CNOOC. Mr. Wu also serves as the Chairman of a number of subsidiaries of CNOOC, the Chairman and President of CNOOC Gas and Power Limited and the Vice Chairman of Shanghai Petroleum and Natural Gas Company Limited. Mr. Wu was appointed as Executive Director with effect from August 31, 2005 and was re-designated from Executive Director to Non-executive Director with effect from September 1, 2006.

Independent Non-executive Directors

Edgar W. K. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. He is at present the Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and has been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council and an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd. He is currently a member of the Board of Directors of the Hong Kong Institute for Monetary Research, an independent non-executive director of American International Assurance Co. Ltd. and an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council and a member of the Commission on Strategic Development. He is currently Chairman of the Council for Sustainable Development and a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991-1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as Independent Non-executive Director with effect from May 24, 2006.

Sung Hong Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as Independent Non-executive Director with effect from September 7, 1999.

Evert Henkes served as the CEO of Shell global chemical business from 1998 to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell’s Metals Coordinator, Shell’s Chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, SembCorp Industries Ltd. and Outokumpu Oy, and became a non-executive director of Air Products and Chemicals Inc since July 7, 2006. Mr. Henkes served as Independent Non-executive Director with effect from September 16, 2003 and retired from our Board on May 29, 2008. Mr. Henkes became a member of our International Advisory Board with effect from May 29, 2008.

Lawrence J. Lau has been serving as Vice-Chancellor (President) of The Chinese University of Hong Kong since July 1, 2004. Professor Lau graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor of Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor of Economic Development, Emeritus, at Stanford University in 2006. He is concurrently the Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. Professor Lau was awarded the degree of Doctor of Social Sciences, honoris causa, by the Hong Kong University of Science and Technology in 1999, and was conferred the degrees of Doctor, honoris causa, by Soka University and Doctor of Laws, honoris causa, by Waseda University in 2007. Professor Lau has rendered academic and professional services to a large number of institutions. He is an Honorary Research Fellow of the Shanghai Academy of Social Sciences, and an Honorary Professor of the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Renmin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. Professor Lau is a member of the 11th National Committee of the Chinese People’s Political Consultative Conference. Professor Lau also serves as a member of the HKSAR Government’s Commission on Strategic Development, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Steering Committee on Innovation and Technology, the Exchange Fund Advisory Committee and its Currency Board Sub-Committee, and the Honours Committee. He was appointed a Justice of the Peace in July 2007. He also serves on the Boards of Directors of the Hong Kong Science and Technology Parks Corporation and the US-based Achievo Corporation, as well as those of the Far EasTone Telecommunications Co. Ltd. as an independent director and the Shin Kong Financial Holding Corporation as an independent supervisor, the latter two being companies listed in Taiwan. Professor Lau was appointed as Independent Non-executive Director with effect from August 31, 2005.

Aloysius Hau Yin Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank, Limited, Linmark Group Limited and Sinofert Holdings Ltd., companies listed on HKSE. Mr. Tse is also the chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as Independent Non-executive Director with effect from June 8, 2005.

Tao Wang is the Chairman of the Chinese National Committee for World Petroleum Council, the Vice-chairman of the Chinese-Arab Friendship Association and the Chairman of the Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. From 1954 to 1963, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union, where he obtained his Deputy Doctoral degree in Geological Mineralogy. Mr. Wang has been working in the oil and gas sector for more than fifty years. As of September 1963 he served in the post of the Chief Geologist in Beijing Research Institute of Petroleum Science; as of May 1965 the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office; as of March 1970 the Secretary, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau; as of November 1979 the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration; as of June 1983 the General Manager of CNOOC Nanhai East Corporation; as of June 1985 the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry; and as of May 1988 the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Honorary Chairman and an Executive Director of Sino Union Petroleum & Chemical International Limited, which is listed on HKSE. Mr. Wang was appointed as Independent Non-executive Director with effect from May 29, 2008.

Company Secretary

Xin Kang is our Company Secretary. She graduated from Peking University Law School. Ms. Kang joined CNOOC in 1997 as legal advisor. At the end of 2000, Ms. Kang joined CNOOC and Shell Petrochemicals Company Limited as legal advisor. Ms. Kang has served as Chief of the Legal Consultation Division of Legal Department at CNOOC and our Legal Department since June 2004. Ms. Kang was appointed as our Company Secretary and Senior Counsel with effect from April 25, 2007.

Other Members of Senior Management

Jian Liu is our Executive Vice President. He is responsible for our development and production. Mr. Liu is a senior engineer. He graduated from Huazhong University of Science and Technology with a B.S. degree and received his MBA degree from Tianjin University in 2000. Mr. Liu joined CNOOC in 1982. He has over 25 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, and the Deputy General Manager of CNOOC China Limited, Tianjin Branch, the General Manager of CNOOC China Limited, Zhanjiang Branch and the Senior Vice President and General Manager of our Development and Production Department. He is also a Director of CNOOC China Limited, CNOOC International Limited, and CNOOC Southeast Asia Limited, which are all our subsidiaries. He was appointed as an Assistant President of CNOOC on November 8, 2006.

Weilin Zhu is our Executive Vice President and the General Manager of the Exploration Department. He is responsible for our exploration operations.  Mr. Zhu is a senior geologist.  He graduated from Shanghai Tongji University with a Ph.D degree.  Mr. Zhu joined CNOOC in 1982.  He has over 25 years of experience in the oil and gas industry.  He has served as the Chief Geologist of CNOOC Research Center, the Deputy General Manager and General Manager of the Exploration Department, the General Manager of CNOOC China Limited, Zhanjiang Branch and Vice President of our company.  He was appointed as the Chief Geologist of CNOOC on August 6, 2007.

Wei Chen is our Senior Vice President, the General Manager of the Scientific Development Department, and the General Director of CNOOC China Limited, Beijing Research Center. Mr. Chen is a senior engineer. He received his B.S. degree from Petroleum University of China and holds an MBA degree from Tsinghua University. He has over 25 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager of the Exploration and Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department of CNOOC, and General Manager of the Administration Department of our company.

Guohua Zhang is our Senior Vice President and the General Manager of CNOOC China Limited Shanghai Branch. He graduated from Qingdao Oceanographic Institute with a Bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Manager of the Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of the Exploration Department of our company.

Bi Chen is our Vice President and the General Manager of CNOOC China Limited, Tianjin Branch. He graduated from the Southwest Petroleum Institute, and received a Bachelor degree in Engineering. He received a Master’s degree of Petroleum Engineering from Edinburgh Heriot-Watt University in 1988. He received a degree of MBA from Tsinghua University in 2000. Mr. Chen joined CNOOC in 1982. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, the Deputy Manager and then the General Manager of the Development and Production Department of our company.

Mingcai Zhu is our Vice President and the General Manager of the International Affairs Department of our company, and the General Manager of CNOOC International Limited. He graduated from Southwest Petroleum Institute with a Bachelor degree in Engineering and received a MBA degree from Lancaster University in the United Kingdom. Mr. Zhu joined CNOOC in 1985. He served as the Vice President of CNOOC Bohai Corporation, a subsidiary of CNOOC, and the General Manager of CNOOC China Limited, Tianjin Branch and Shenzhen Branch.

Zhi Fang is our Vice President and the President of CNOOC Southeast Asia Limited and is responsible for our businesses in Indonesia. He graduated from Zhejiang University with a Bachelor degree in science and received a MBA degree from the University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, and the General Manager of the Exploration and Development Department of CNOOC Nanhai East Corporation, and the Deputy General Manager and General Manager of CNOOC China Limited, Shenzhen Branch.

B.	COMPENSATION

The aggregate amounts of fees, salaries, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2007 was approximately Rmb 24.0 million (US$3.3 million), while the amount paid to other senior management for the same period was approximately Rmb 8.8 million (US$1.2 million).  In addition, under our pension plan for 2007, we set aside an aggregate amount of Rmb 611,378 (US$83,812) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management.  Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 611,378 (US$83,812) to the pension plan for 2007.  Each director’s annual compensation, including fees, salary, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 10 to our consolidated financial statements included elsewhere in this annual report.  For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership”.  For further details regarding employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

C.	BOARD PRACTICE

Committees

We have established an audit committee, a remuneration committee and a nomination committee.  Our audit committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of our accounts, evaluating our auditing scope and procedures, as well as its internal control systems.  Our audit committee is also responsible for overseeing the operation of the internal monitoring systems, so as to ensure our Board is able to monitor our overall financial position, to protect our assets, and to prevent major errors or losses resulting from financial reporting.  Our Board is responsible for these systems and appropriate delegations and guidance have been made.  Our audit committee regularly reports to our Board.  Our audit committee consists of Mr. Aloysius Hau Yin Tse as the audit committee financial expert for the purposes of U.S. securities laws and chairman of the audit committee, Mr. Sung Hong Chiu and Professor Lawrence J. Lau.

The primary responsibilities of our remuneration committee are to review and approve all our executive directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans.  In 2007, our remuneration committee consisted of three independent non-executive directors (Mr. Sung Hong Chiu, Mr. Evert Henkes and Mr. Aloysius Hau Yin Tse) and one non-executive director (Mr. Xinghe Cao). Mr. Evert Henkes retired from our Board on May 29, 2008 and is no longer a member of our remuneration committee.

The primary responsibilities of our nomination committee include nominating candidates for directors subject to our Board’s approval, conducting routine examination of the structure, scale and composition of our Board, and review the leadership capabilities of our directors in order to ensure that we remain competitive.  In, 2007, our nomination committee consisted of Mr. Han Luo, Dr. Edgar W. K. Cheng and Professor Lawrence J. Lau. Mr. Tao Wang joined our nomination committee with effect from May 29, 2008.

For information on our audit committee financial expert and our code of ethics, see “Item 16A—Audit Committee Financial Expert,” and “Item 16B—Code of Ethics.”

International Advisory Board

On October 29, 2001, we announced the establishment of an International Advisory Board with globally well-respected political figures and corporate leaders as members.  The purpose of the International Advisory Board is to provide the management with strategic advice on world events and macro issues that may impact our development.  Chengyu Fu, Chairman of our Board, is the Chairman of the International Advisory Board.

Set forth below is information on the current members of our International Advisory Board.

Name	Biographical Information

Chengyu Fu	See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Executive Directors.”

Erwin Schurtenberger
The Ambassador of Switzerland to the People's Republic of China, the Democratic People's Republic of Korea and the Republic of Mongolia from 1988 to 1995.  He joined the Swiss Foreign Services in 1969.  Over the years, he held various diplomatic positions in Bangkok, Hong Kong, Beijing and Tokyo.  He also served as the Ambassador of Switzerland to Iraq.  He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations.  He was the President of the Swiss-Asia Foundation.  He serves on the Boards of ROBERT BOSCH RBint and its International Advisory Board, BUHLER GROUP Switzerland, FIRMENICH-China, TAIKANG Life Insurance, WINTERTHUR Insurances (Asia).  Dr. Schurtenberger is also a senior advisor to the China Training Center for Senior Personnel Management Officials.  He is a graduate in both political science and philosophy of the University of Paris and received a Ph.D. Degree in Economics.  Dr. Schurtenberger was a director on our Board from November 11, 2002 to April 1, 2005.

Simon Murray
Chairman of General Enterprise Management Services (International) Limited (GEMS), a private equity fund management company. Formerly he was the Executive Chairman of Asia Pacific for the Deutsche Bank Group, and the Group Managing Director of Hutchison Whampoa Ltd.  He is currently a director of a number of companies that include Arnhold Holdings Ltd., Cheung Kong Holdings Ltd., Orient Overseas (International) Limited, USI Holding Ltd., Compagnie Financiere Richemont SA and Sino-Forest Corporation.

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

Evert Henkes	See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Independent Non-executive Directors.”

D.	EMPLOYEES

See “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

E.	SHARE OWNERSHIP

We have adopted the following share option schemes for the grant of options to our directors, senior management and other eligible grantees:

1. Pre-Global Offering Share Option Scheme (as defined below);
2. 2001 Share Option Scheme (as defined below);
3. 2002 Share Option Scheme (as defined below); and
4. 2005 Share Option Scheme (as defined below).

Under these share option schemes, our remuneration committee has, and will, from time to time propose for our Board’s approval the grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of our total issued share capital as at December 31, 2005, being the date on which our shareholders approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme

On February 4, 2001, we adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”).  Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted;

2.	the exercise price for such options is HK$1.19 per share; and

3.	the period during which an option may be exercised is as follows:

(a)	50% of the rights to exercise the options shall vest 18 months after the date of grant; and

(b)	50% of the rights to exercise the options shall vest 30 months after the date of grant.

The exercise periods for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from March 12, 2001.  No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme

On February 4, 2001, we adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognizing the contribution that certain individuals had made to our company and attracting and retaining the best available personnel to our company.  Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted;

2.	the exercise price for such options is HK$1.232 per share; and

3.	the period during which an option may be exercised is as follows:

(a)	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

(b)	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

(c)	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for options granted under the 2001 Share Option Scheme shall end not later than 10 years from August 27, 2001.

In view of the amendments to the relevant provisions of Hong Kong Stock Exchange Listing Rules regarding the requirements of share option schemes of Hong Kong listed companies effective on September 1, 2001, no further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme

In June 2002, we adopted a new share option scheme (the “2002 Share Option Scheme”).

Under the 2002 Share Option Scheme, our Board may, at its discretion, offer to grant to the directors and employees of our company or any of our subsidiaries options to subscribe for our shares.  The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of our total issued share capital from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00.  The exercise price for such options is determined by our Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of our company on the date of grant;

2.	the average closing price of the shares on HKSE as stated in HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on HKSE as stated in HKSE’s quotation sheets on the date of grant.

On February 24, 2003, our Board approved to grant options in respect of 42,050,000 shares to our directors and senior management under the 2002 Share Option Scheme.  The exercise price for such options is HK$2.108 per share.  The closing market price immediately before the date on which such options were granted was HK$2.11 per share.  Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from February 24, 2003.

On February 5, 2004, our Board approved a grant of options in respect of 50,700,000 shares to our directors and senior management under the 2002 Share Option Scheme.  The exercise price for such options is HK$3.152 per share.  The closing market price immediately before the date on which such options were granted was HK$3.146 per share.  Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from February 5, 2004.

On August 31, 2005, our Board approved a grant of options in respect of 65,870,000 shares to our directors and senior management under the 2002 Share Option Scheme.  The exercise price for such options is HK$5.62 per share.  The closing market price immediately before the date on which such options were granted was HK$5.75 per share.  Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from August 31, 2005.

2005 Share Option Scheme

We undertook a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved.  Accordingly, our Board proposed, and on December 31, 2005, we adopted a new share option scheme (the “2005 Share Option Scheme”) and terminated the 2002 Share Option Scheme.  Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force.  The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the grant of such outstanding options.

Under the 2005 Share Option Scheme, our Board has the authority to grant options to subscribe for shares to the directors, officers and employees of our company and its subsidiaries, and any other persons who in sole discretion of our Board have contributed or will contribute to us.  Unless approved by our shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by us, in any 12 months period, must not exceed 1% of our shares in issue.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00.  The exercise price for such options will be determined by our Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of our company on the date of grant;

2.	the average closing price of the shares as stated in HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in HKSE’s quotation sheets on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by our Board at the time of grant.  The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant.

On June 14, 2006, our Board approved a grant of options in respect of 82,320,000 shares to our directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$5.56 per share. The closing market price immediately before the date on which such options were granted was HK$5.30 per share.  Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from June 14, 2006.

On May 25, 2007, our Board approved a grant of options in respect of 87,222,000 shares to our directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$7.29 per share. The closing market price immediately before the date on which such options were granted was HK$7.43 per share.  Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from May 25, 2007.

On May 29, 2008, our Board approved a grant of options in respect of 88,143,000 shares to our directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$14.828 per share. The closing market price immediately before the date on which such options were granted was HK$14.2 per share.  Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from May 29, 2008.

As of May 30, 2008, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2007	Number of shares involved in the options outstanding as of May 30, 2008	Date of Grant	Date of Expiration*	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Directors:
Chengyu Fu	1,750,000	1,750,000	March 12, 2001	March 12, 2011	1.23	1.19
	1,750,000	1,750,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	2,500,000	2,500,000	February 5, 2004	February 5, 2014	3.13	3.152
	3,500,000	3,500,000	August 31, 2005	August 31, 2015	5.75	5.62
	3,850,000	3,850,000	June 14, 2006	June 14, 2016	5.30	5.56
	4,041,000	4,041,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	4,041,000	May 29, 2008	May 29, 2018	14.2	14.828
Shouwei Zhou	1,400,000	1,400,000	March 12, 2001	March 12, 2011	1.23	1.19
	1,750,000	1,750,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,750,000	1,750,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,750,000	1,750,000	February 5, 2004	February 5, 2014	3.13	3.152
	2,450,000	2,450,000	August 31, 2005	August 31, 2015	5.75	5.62
	2,700,000	2,700,000	June 14, 2006	June 14, 2016	5.30	5.56
	2,835,000	2,835,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	2,835,000	May 29, 2008	May 29, 2018	14.2	14.828
Guangqi Wu	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	1,857,000	May 29, 2008	May 29, 2018	14.2	14.828
Hua Yang	1,150,000	1,150,000	March 12, 2001	March 12, 2011	1.23	1.19
	1,150,000	1,150,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	1,857,000	May 29, 2008	May 29, 2018	14.2	14.828
Non-executive Directors:
Han Luo	1,400,000	1,400,000	March 12, 2001	March 12, 2011	1.23	1.19
	1,150,000	1,150,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	1,857,000	May 29, 2008	May 29, 2018	14.2	14.828
Xinghe Cao	800,000	800,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	1,857,000	May 29, 2008	May 29, 2018	14.2	14.828
Zhenfang Wu	800,000	800,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	1,857,000	May 29, 2008	May 29, 2018	14.2	14.828

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2007	Number of shares involved in the options outstanding as of May 30, 2008	Date of Grant	Date of Expiration*	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Independent Non-executive Directors:
Sung Hong Chiu	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
Evert Henkes	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152

Other Employees In Aggregate:
	6,250,000	6,250,000	March 12, 2001	March 12, 2011	1.23	1.19
	19,650,000	16,200,000	August 27, 2001	August 27, 2011	1.46	1.232
	22,333,300	18,883,300	February 24, 2003	February 24, 2013	2.09	2.108
	29,733,267	26,533,267	February 5, 2004	February 5, 2014	3.13	3.152
	45,183,333	40,563,333	August 31, 2005	August 31, 2015	5.75	5.62
	65,920,000	56,580,000	June 14, 2006	June 14, 2016	5.30	5.56
	—	68,961,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	71,982,000	May 29, 2008	May 29, 2018	14.2	14.828
Total	242,399,900	391,604,900

*	The share options are only exercisable by the relevant grantees upon the vesting of such share options. The vesting of our share options is by stage and the details are disclosed above.

For the year ended December 31, 2007, no share options granted under our share option schemes were exercised.  For the period from January 1, 2008 to May 30, 2008, 333,333 share options were exercised.

As of December 31, 2007, we had 303,795,233 share options outstanding under our share option schemes, which represented approximately 0.69% of our shares in issue as of that date.

For further details about our share option schemes, see notes 10 and 29 to our consolidated financial statements included elsewhere in this annual report.

As of May 30, 2008, none of our directors or employees owned 1% or more of our shares including the shares underlying the stock options granted as of that date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of May 30, 2008.

Shareholder	Number of Shares Owned	Percentage
CNOOC(1)	28,772,727,273	64.41%

(1)
CNOOC owns our shares indirectly through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation, Ltd.  CNOOC’s share ownership decreased from 64.95% as of December 31, 2007 to 64.41% as of May 30, 2008 due to an increase in our total outstanding shares as a result of the conversion of bonds and the exercise of options.

Our major shareholder listed above does not have voting rights different from our other shareholders.  Except as set forth in the above table, we are not aware of any shareholders that hold more than 5% of our shares.  Except as disclosed above, we are not aware of any significant changes in the percentage ownership of our major shareholder over the course of the past three years.  To our knowledge, no arrangements are currently in place that could lead to a change of control of our company.

As of May 30, 2008, 11,651,950 American depositary shares were outstanding in the United States, representing approximately 2.61% of our then outstanding shares.  At such date, the number of registered American depositary share holders in the United States was 28.

B.	RELATED PARTY TRANSACTIONS

Overview

We regularly enter into transactions with related parties, including CNOOC and its associates, as defined under the Hong Kong Stock Exchange Listing Rules.  Since CNOOC indirectly owns an aggregate of approximately 64.41% of our issued share capital, some of these transactions constitute connected transactions under the Hong Kong Stock Exchange Listing Rules, and are regulated by the Hong Kong Stock Exchange.

Under the Hong Kong Stock Exchange Listing Rules, many of these connected transactions normally would require full disclosure and the prior approval of our independent shareholders.  However, since the connected transactions are carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable as far as our shareholders are concerned, the Hong Kong Stock Exchange granted us a waiver from strict compliance with requirements of the Hong Kong Stock Exchange Listing Rules for the period from April 3, 2001 through December 31, 2002, after which this waiver was renewed to cover the period from January 1, 2003 to December 31, 2005.  Following the amendments to the Hong Kong Stock Exchange Listing Rules in March 2004, waivers for connected transactions from the Hong Kong Stock Exchange are no longer required, and we are only required to obtain our independent shareholders’ approval for such continuing connected transactions.  Accordingly, we obtained independent shareholders’ approval at the extraordinary general meetings held on December 31, 2005 and on December 6, 2007 for our continuing connected transactions with CNOOC and/or its associates for the period from January 1, 2006 to December 31, 2007 and for the period from January 1, 2008 to December 31, 2010, respectively.  The continuing connected transactions are categorized into different categories, and each category of connected transactions is subject to annual caps and other conditions as specified below.

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

iv.	our auditors must carry out review procedures annually in relation to the connected transactions and must confirm in writing whether the transactions:

a.	received the approval of our Board;

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

New Categories of Continuing Connected Transactions

In order to present a more coherent, logical and understandable picture to shareholders, and also to enable our company to monitor the status of connected transactions as defined under the Hong Kong Stock Exchange Listing Rules more effectively going forward, we adopted a new categorization for our continuing connected transactions with CNOOC and/or its associates.  On December 8, 2005, we entered into three comprehensive framework agreements with each of CNOOC, COSL and CNOOC Engineering, respectively for the provision (1) by us to CNOOC and/or its associates and (2) by CNOOC and/or its associates to us, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the new categories of continuing connected transactions.  The term of each of the comprehensive framework agreements is for a period of two years from January 1, 2006.  The new categorization and caps for each category of continuing connected transactions were approved by our independent shareholders on December 31, 2005 and are applicable for the period from January 1, 2006 to December 31, 2007.  On September 29, 2006, we further obtained independent shareholders’ approval for the revised cap for the category “sales of petroleum and natural gas products” by us to CNOOC and/or its associates.  The new categorization of continuing connected transactions, which are discloseable under the Hong Kong Stock Exchange Listing Rules and applicable to our company for the period from January 1, 2006 to December 31, 2007, are set out below:

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

Since the establishment of CNOOC, certain associates of CNOOC specialized in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to us through a bidding process.  We will continue to use these services provided by associates of CNOOC, including but not limited to COSL, CNOOC Engineering and CNOOC Oil Base Group Limited (“COBGL”). CNOOC also provides certain of these services from time to time.  The services provided by CNOOC and/or its associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us

(a)        Provision of exploration and support services.  The services provided by CNOOC and/or its associates to us on exploration operations include:

•        well site survey;
•        seismic data acquisition and processing;
•        integrated exploration research services;
•        exploration well operation;
•        related technical services on exploration well;
•        tow-boat, transportation and safety services; and
•        other related technical and supporting services.

(b)        Provision of oil and gas development and support services. The services provided by CNOOC and/or its associates to us on oil and gas development operations include:

•        platform survey;
•        drilling and completion of well operation;
•        related technical services on drilling and completion;
•        design, construction, installation and tuning of production facilities;
•        shipping transportation;
•        provision of materials;
•        integrated research on development techniques; and
•        other related technical and supporting services.

(c)        Provision of oil and gas production and support services. The services provided by CNOOC and/or its associates to us on oil and gas production operations are set out below.  In addition, CNOOC and/or its associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to us, some of which may not be available from independent third parties or available on comparable terms.

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

(d)        Provision of marketing, management and ancillary services.  CNOOC and/or its associates provide marketing, administration and management of oil and gas operations and integrated research services to us, as well as other ancillary services relating to the exploration, development, production and research activities to us.  Details of these services are set out below:

•        marketing services;
•        management;
•        staff recruitment;
•        publishing;
•        telecommunications;
•        leases of properties;
•        property management;
•        water, electricity and heat supply;
•        car rental;
•        integrated services such as record keeping, filing, repair of computer, catering and photocopying; and
•        integrated research.

In addition, as part of providing administration and management services to us, CNOOC and/or its associates leased certain premises to us.  In addition to leasing these properties, CNOOC and/or its associates also provided management services in respect of certain properties leased to us.

Pricing principles for transactions referred to in paragraphs (a) to (d) above:

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its associates to us. In general, the services provided by CNOOC and/or its associates to us are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to us from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such services must then be provided in accordance with the following general pricing principles:

(i)    state-prescribed prices; or

(ii)   where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)  when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

(e)        FPSO vessel leases.  We lease FPSO vessels from COBGL for use in oil production operations at market prices on normal commercial terms which are calculated on a daily basis.  FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by us during the offshore oil production for processing, storage and offloading of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil production.

Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

In addition to providing various services to us, CNOOC and/or its associates may also utilise various types of management, facilities, technical and ancillary services, including the supply of materials provided by us from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its associates to us under paragraphs (a) and (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by us to CNOOC and/or its associates include:

•        technical consulting;
•        technology transfer;
•        management;
•        technical research services; and
•        other supporting services.

Sales of petroleum and natural gas products by us to CNOOC and/or its associates

(a)        Sales of petroleum and natural gas products.  We may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that an individual sales contract will be entered into from time to time between us and CNOOC and/or its associates in relation to such sales.

(b)        Long term sales of natural gas and liquefied natural gas.  We sell natural gas to CNOOC and/or its associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipelines. Due to the size of investment and the fact that sales are usually made to markets proximate to the production sites, and that purchasers tend to utilise the natural gas products in areas close to the production sites, and in order to ensure the return on the investment from the production of natural gas, we will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.  We have also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh of Indonesia and the North West Shelf of Australia.  It is also envisaged that from time to time we may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which we may invest in the future to CNOOC and/or its associates.

Disclosure and/or Independent Shareholders’ approval requirements

Under the Hong Kong Stock Exchange Listing Rules, the following categories amongst the new categories of continuing connected transactions are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Stock Exchange Listing Rules, because the percentage ratios for these categories under the Listing Rules (other than the profits ratio) are expected to be less than 2.5% on an annual basis:

•	Provision of marketing, management and ancillary services by CNOOC and/or its associates to us;
•	FPSO vessel leases*; and
•	Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates.

* The continuing connected transactions under the category of FPSO vessel leases by CNOOC and/or its associates to us for the period of three years from January 1, 2008 to December 31, 2010 are subject to the reporting, announcement and independent shareholders’ approval requirements, because the percentage ratios for this category under the Listing Rules (other than the profits ratio) are not expected to be less than 2.5% on an annual basis during this period.

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
(a)        Provision of exploration and support services;
(b)        Provision of oil and gas development and support services; and
(c)        Provision of oil and gas production and support services.
•	Sales of petroleum and natural gas products by us to CNOOC and/or its associates
 (a)        Sales of petroleum and natural gas products; and
 (b)        Long term sales of natural gas and liquefied natural gas.

On November 8, 2007, we entered into renewed framework agreements with CNOOC, COSL and CNOOC Engineering, as well as an additional framework agreement with China BlueChemical Ltd. On December 6, 2007, our independent shareholders approved the renewal of the continuing connected transactions pursuant to the framework agreements for the next three years (from January 1, 2008 to December 31, 2010), including the proposed caps.  The revised cap for the category “provision of exploration and support services” by CNOOC and/or its associates to us for the year ended December 31, 2007 was also approved. The annual caps and the conditions are specified as follows:

Category of continuing connected transactions	Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us

(a) Provision of exploration and support services
For the two years ended December 31, 2007, Rmb 2,117 million and Rmb 3,500 million*, respectively, and for the three years ending December 31, 2010, Rmb 6,296 million, Rmb 7,555 million and Rmb 9,066 million, respectively

(b) Provision of oil and gas development and support services
For the two years ended December 31, 2007, Rmb 7,628 million and Rmb 10,458 million, respectively, and for the three years ending December 31, 2010, Rmb 18,608 million, Rmb 22,879 million and Rmb 26,759 million, respectively

(c) Provision of oil and gas production and support services
For the two years ended December 31, 2007, Rmb 3,935 million and Rmb 4,132 million, respectively, and for the three years ending December 31, 2010, Rmb 5,124 million, Rmb 6,147 million and Rmb 7,253 million, respectively

(d) Provision of marketing, management and ancillary services
For the two years ended December 31, 2007, Rmb 478 million and Rmb 504 million, respectively, and for the three years ending December 31, 2010, Rmb 789 million, Rmb 854 million and Rmb 967 million, respectively

(e) FPSO vessel leases
For the two years ended December 31, 2007, Rmb 453 million and Rmb 463 million, respectively, and for the three years ending December 31, 2010, Rmb 1,908 million, Rmb 3,182 million and Rmb 3,250 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates
For the two years ended December 31, 2007, Rmb 50 million and Rmb 100 million, respectively, and for the three years ending December 31, 2010, Rmb 100 million, Rmb 100 million and Rmb 100 million, respectively

Sales of petroleum and natural gas products by us to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products
For the two years ended December 31, 2007, Rmb 48,806 million and Rmb 63,251 million, respectively**, and for the three years ending December 31, 2010, Rmb 94,440 million, Rmb 156,692 million and Rmb 181,782 million, respectively

(b) Long term sales of natural gas and liquefied natural gas
For the two years ended December 31,  2007, Rmb 1,960 million and Rmb 3,599 million, respectively, and for the three years ending December 31, 2010, Rmb 4,844 million, Rmb 7,118 million and Rmb 8,763 million, respectively

* At the extraordinary general meeting held on December 31, 2005, our independent shareholders approved an annual cap of Rmb 2,293 million for 2007. Our independent shareholders subsequently approved the above revised annual cap at the extraordinary general meeting held on December 6, 2007.
** At the extraordinary general meeting held on December 31, 2005, our independent shareholders approved annual caps of Rmb 33,469 million and Rmb 44,199 million for 2006 and 2007, respectively.  Our independent shareholders subsequently approved the above revised annual caps at the extraordinary general meeting held on September 29, 2006.

The non-exempt continuing connected transactions for the year ended December 31, 2007 to which any member of us was a party were entered into by us:

(i)	in the ordinary and usual course of our business;
(ii)	either (a) on normal commercial terms, or (b) if there is no available comparison, on terms no less favourable to us than terms available from independent third parties; and
(iii)
in accordance with the relevant agreements governing them on terms that were fair and reasonable so far as our shareholders were concerned and in the interests of our company and shareholders as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2007 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

Transactions with CNOOC Finance Corporation Limited

In addition to the above related party transactions, we also entered into a framework agreement (the “Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”) on April 8, 2004. Under the Framework Agreement, we utilized the financial services provided by CNOOC Finance, our 31.8% owned associate and a subsidiary of CNOOC. Such services include placing of our cash deposits with CNOOC Finance, settlement services for transactions between us and other entities including CNOOC and its associates and the provision of loans. The charges including the interest rates and other fees levied by CNOOC Finance for the financial services provided to us are based on the pricing policies of CNOOC Finance, which are subject to the pricing guidelines of the People’s Bank of China , as well as the guidelines published by the China Banking Regulatory Committee.  Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

As the waiver for the deposit services provided by CNOOC Finance to us with the cap of Rmb 6.8 billion, which expired on April 7, 2007, was not renewed, we have only continued to use the financial services provided by CNOOC Finance to the extent that they are exempted from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Stock Exchange Listing Rules.

For the years ended December 31, 2005 and 2006 and 2007, the maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance Corporation Limited amounted to approximately Rmb 3.9 billion, Rmb 6.4 billion and Rmb 6.5 billion (US$891.3 million), respectively.

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

Dividend Distribution Policy

The payment of any future dividends will be determined by our Board, subject to shareholders’ approval for all dividends other than interim dividends, based upon, among other things, our future earnings, capital requirements, financial conditions, future prospects and other factors which our Board may consider relevant. Our ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by us from our subsidiaries and associates.  Holders of our shares will be entitled to receive such dividends declared by our Board pro rata according to the amounts paid up or credited as paid up on the shares.  Subject to the factors described above, we currently intend to pursue a dividend policy consistent with other international oil and gas exploration and production companies.

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

In 2005, we declared and paid dividends totaling Rmb 7,772.2 million.  In 2006, we declared and paid dividends totaling Rmb 9,813.7 million.  In 2007, we declared and paid dividends totaling Rmb 11,523.7 million (US$1,579.8 million).  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited.  CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends.  As a wholly foreign owned enterprise in China, CNOOC China has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC.  CNOOC China Limited is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital, which amount was reached in 2007.  Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under Hong Kong GAAP.  None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2005, 2006 and 2007, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2005		For the year ended December 31, 2006		For the year ended December 31, 2007
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	10%	2,268.4	10%	2,778.7	2%	539.4
Staff and workers’ bonus and welfare fund	—	—	0.2%	55.6	—	—

B.	SIGNIFICANT CHANGES

First Quarter 2008 Financial and Operating Results

During the first quarter of 2008, our unaudited revenues from the sale of oil and gas were Rmb 23.8 billion.  Our daily average crude oil production was 392,722 barrels per day during this period, compared to 378,734 barrels per day in 2007, while our daily average natural gas production was 601 million cubic feet per day, compared to 550 million cubic feet per day in 2007.  The average net realized price of our crude oil was US$88.76 per barrel during the first quarter of 2008, compared to US$52.45 per barrel in 2007, while the average net realized price of our natural gas was US$3.65 per thousand cubic feet, compared to US$3.19 per thousand cubic feet in 2007.

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

	Hong Kong Stock Exchange		New York Stock Exchange
Period	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)
2003	3.54	1.96	42.78	23.83
2004	4.53	2.75	58.73	35.00
2005	6.05	3.80	76.73	48.16
2006	7.39	5.25	94.63	67.19
2007	16.92	6.16	216.49	78.18

2006 Financial Quarters
1st Quarter	6.80	5.25	88.03	69.19
2nd Quarter	6.85	5.25	87.90	67.19

	Hong Kong Stock Exchange		New York Stock Exchange
Period	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)
3rd Quarter	7.15	6.25	91.78	71.45
4th Quarter	7.39	6.24	94.63	80.58
2007 Financial Quarters
1st Quarter	7.48	6.16	94.27	78.18
2nd Quarter	9.13	6.71	116.95	85.57
3rd Quarter	13.06	7.53	166.43	97.02
4th Quarter	16.92	11.76	216.49	151.67
2008 Financial Quarter
1st Quarter	14.12	9.65	183.36	134.75

Last Six Months
December 2007	14.48	11.96	189.69	151.67
January 2008	14.10	9.65	180.63	137.71
February 2008	13.50	11.02	173.86	142.90
March 2008	13.26	10.18	172.03	134.75
April 2008	14.20	11.50	184.90	152.78
May 2008	15.90	13.36	203.00	175.25

ITEM 10.  ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the “Hong Kong Companies Ordinance”).  Our company registration number in Hong Kong is 685974.  Under section three of our memorandum of association, we have the capacity and the rights, powers and privileges of a natural person and we may also do anything which we are permitted or required to do by any enactment or rule of law.  The following are summaries of provisions of our memorandum and articles of association and the Hong Kong Companies Ordinance.  For further details, you should read our memorandum of association, which was filed as an exhibit to our registration statement on Form F-1 (Registration No.333-10862) and our articles of association, as amended, which was filed as an exhibit to our annual report on Form 20-F for the fiscal year of 2005.

Issue of Shares

Under the Hong Kong Companies Ordinance our directors may, without obtaining the prior approval of our shareholders, offer to allot new shares in our company to existing shareholders on a pro rata basis.  Our directors may not allot new shares of our company in any other manner without the prior approval of our shareholders at a general meeting.  Any approval given at a general meeting granting our directors power to allot shares or securities convertible into shares generally shall continue in force from the date of the passing of the resolution until the earliest of:

•	the conclusion of the next annual general meeting;

•	the expiration of the period within which the next annual general meeting is required by any applicable laws or our articles of association to be held; or

•	the revocation or variation of the authority given under an ordinary resolution of the shareholders, in a general meeting of our company.

If such an approval for a general mandate to issue shares is given, the unissued shares of our company shall be at the disposal of our Board.  Our directors may offer, allot, grant options over or otherwise dispose of the unissued shares to persons at such times and for such consideration and upon such terms and conditions as our directors may determine, subject to the restrictions under the Hong Kong Stock Exchange Listing Rules.

In accordance with Hong Kong Stock Exchange Listing Rules, any such approval of the shareholders must be limited to shares not exceeding 20% of our share capital in issue as of the date of granting such approval plus the share capital repurchased by us since the granting of such approval.

Dividends

Subject to the Hong Kong Companies Ordinance, the shareholders at a general meeting may declare dividends to be paid to shareholders.  However, under our articles of association, dividends cannot be declared in excess of the amount recommended by our Board.

In addition to dividends declared at a general meeting, our Board may declare and pay to the shareholders interim dividends as our Board deems justified by our financial position.  Our Board may also pay any fixed dividend on any shares of our company semi-annually or at other suitable intervals, whenever our financial position, in their opinion, justifies such payment.

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

Voting Rights

Under the Hong Kong Companies Ordinance, any action to be taken by the shareholders at a general meeting requires the affirmative vote of either an ordinary or a special resolution passed at such meeting.

•	An ordinary resolution is a resolution passed by the majority of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting;

•	A special resolution is a resolution passed by not less than 75% of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting.

Generally, resolutions of shareholders are passed by ordinary resolution.  However, the Hong Kong Companies Ordinance provides that certain specified matters may only approved by shareholders by way of special resolutions.  These matters include, for example:

•	alteration of the object clause;

•	alteration of the articles;

•	change of a company’s name;

•	reduction of share capital; and

•	voluntary winding up.

Subject to the requirement of the Hong Kong Stock Exchange Listing Rules, voting at any general meeting is by a show of hands unless a poll is demanded.  If voting is by a show of hands, every shareholder who is present at the meeting in person or by proxy has one vote.  On a poll, every shareholder who is present in person or by proxy has one vote for every share held or represented by him.  A poll may be demanded by:

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

General Meetings

We are required to hold an annual general meeting each year within fifteen months from the date of our last annual general meeting.  We may also hold extraordinary general meetings from time to time.  Our Board may convene an extraordinary general meeting at will, and shall on requisition in accordance with the Hong Kong Companies Ordinance, proceed to convene an extraordinary general meeting.  Our annual general meeting and a meeting called for the purpose of passing a special resolution require at least twenty-one days’ prior notice, and any other general meeting requires at least fourteen days’ prior notice.  The notice must specify the place, day and time of the meeting and, in the case of special business, the general nature of that business.  The quorum for a general meeting is two shareholders present in person or by proxy.  If within thirty minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition in accordance with the Hong Kong Companies Ordinance, must be dissolved; but in any other case it must stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the chairman of the meeting may determine.  If at such adjourned meeting a quorum is not present within thirty minutes from the time appointed for the meeting, the member or members present in person or by proxy shall be a quorum and may transact the business for which the meeting is called.

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

Borrowing Powers

Our Board may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of our undertaking, property and assets, whether present or future, and uncalled capital.  Our Board may issue debentures, debenture stock, bonds or other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.  These borrowing powers are subject to variation by a special resolution of our company.

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

•
any proposal or arrangement concerning employee benefits that do not provide privileges to our directors or their associates not generally accorded to the class of persons to whom such scheme or fund relates, including pension fund or retirement, death or disability benefits schemes; and

•
any proposal or arrangement concerning the adoption, modification or operation of any employees’ share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our employees or employees of our subsidiaries under which the director or his or her associates may benefit.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts in the last two years other than in the ordinary course of business and other than those described in “Item 7―Major Shareholders and Related Party Transactions―Related Party Transactions.”

D.	EXCHANGE CONTROLS

For information on foreign exchange controls in the PRC, foreign exchange rates, hedging activities and related foreign exchange risks, see “Item 3—Key Information—Selected Financial Data,” “Item 3—Key Information—Risk Factors—Risks relating to the PRC—Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition” and “Item 11—Qualitative and Quantitative Disclosure about Market Risk.”

E.	TAXATION

The taxation of income and capital gains of holders of our shares or ADSs is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of our shares or ADSs are resident or otherwise subject to tax.  The following is a summary of taxation provisions that are anticipated to be material based on current law and practice.  This summary is subject to change and does not constitute legal or tax advice.  The discussion does not deal with all possible tax consequences relating to an investment in our shares or ADSs.  In particular, the discussion does not address the tax consequences under state, local or other laws, such as non-Hong Kong or non-U.S. federal laws.  Accordingly, we urge you to consult your tax adviser regarding the tax consequences of an investment in our shares and ADSs.  The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to changes.  There is no reciprocal tax treaty in effect between Hong Kong and the United States.

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

United States

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of ADSs or shares by U.S. Holders (as defined below), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold such ADSs or shares.  This discussion does not address U.S. state, local and non-U.S. tax consequences.  The discussion applies only to U.S. Holders who hold ADSs or shares as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities or foreign currencies;
•	persons holding ADSs or shares as part of a hedge, straddle, conversion, integrated transaction or similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt organizations; or
•	persons holding ADSs or shares that own or are deemed to own 10% or more of our voting stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  U.S. Holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of ADSs or shares in their particular circumstances.

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or shares that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American Depositary Receipts are released before delivery of shares to the depositary (“pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of American Depositary Receipts.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate holders, described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

This discussion assumes that we were not, and will not become, a passive foreign investment company (“PFIC”), as described below.

Taxation of Distributions

Distributions received by a U.S. Holder on ADSs or shares, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the Hong Kong dollar distribution, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (or, in the case of shares, received by the holder), regardless of whether the payment is converted into U.S. dollars on the date of receipt.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder will not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. Non-corporate U.S. Holders should consult their own tax advisers to determine whether these favorable rates may apply to dividends they receive from us and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Sale or Other Disposition of ADSs or Shares

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2007.  In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, certain adverse U.S. federal income tax rules would apply on a disposition (including a pledge) of ADSs or shares by the U.S. Holder.  In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to each such taxable year.  Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences resulting from PFIC status.

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

Commodity Price Risks

We are exposed to fluctuations in prices of crude oil.  International oil prices are volatile and this volatility has a significant effect on our net sales and profit. We do not hedge market risk resulting from fluctuations in oil prices. See “Item 4—Information on the Company—Business Overview—Overview” and “Item 3—Key Information—Risk Factors—Risks relating to our business—Our business, revenues and profits fluctuate with changes in oil and gas prices.”

Currency Risk

Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars.  In the last ten years, the PRC government’s policy of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi.  On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies.  The Renminbi is no longer pegged to the U.S. dollar.  From that day to May 30, 2008, the Renminbi appreciated approximately 19.1% against the U.S. dollar.  However, the Chinese government has not yet determined if or when the exchange rate will be deregulated.

Our management has assessed our exposure to foreign currency risk using a sensitivity analysis.  Based on a five percent change in the value of the U.S. dollar occurring on December 31, 2007, the exposure of our results of operations, monetary assets and liabilities and investments in foreign subsidiaries would each be less than 0.1% of our profit for the year.

The appreciation of the Renminbi against the U.S. dollar may have the following impact on us:

•	Our oil and gas sales may decrease, because the benchmark oil and gas prices are usually in U.S. dollars;

•	Our cost for imported equipment and materials will decrease, because most of these costs are denominated in U.S. dollars; and

•	Our debt repayment burden will decrease, since approximately 96% of our debt is denominated in U.S. dollars.

For further information on our currency risk, see “Item 3—Key Information—Risk Factors—Risks relating to the PRC— Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition.”

Interest Rate Risk

We are exposed to interest rate risk arising from our loans.  An upward fluctuation in interest rates increases the cost of new debt and the cost of servicing our floating rate debt.  We may use interest rate swap transactions, from time to time, to hedge our interest rate exposure when considered appropriate, based on existing and anticipated market conditions.

As of December 31, 2007, the interest rates for 78% of our outstanding debts were fixed.  The term of the weighted average balance was approximately 8.5 years.  A fixed interest rate can reduce the volatility of finance costs and is considered to be favorable in an environment of rising interest rates. We do not currently engage in any interest rate hedging activities.

The following table sets forth additional information about the expected maturity dates of our outstanding debt as of December 31, 2007.

	2008	2009	2010	2011	2012	2013 and after	Total	Fair value as of December 31, 2007
	(Rmb in millions, except percentages)
Long-term debt, including current portion
Fixed rate	-	-	-	-	500.0	-	500.0	466.8
Average interest rate	4.050%	4.050%	4.050%	4.050%	4.050%	-

Long-term debt, including current portion(1)
Floating rate	-	21.7	134.7	170.1	202.5	2,179.8	2,708.8	2,708.8
Interest rate	LIBOR+	LIBOR+	LIBOR+	LIBOR+	LIBOR+	LIBOR+	—	—
	0.23% ~0.38%	0.23% ~0.38%	0.23% ~0.38%	0.23% ~0.38%	0.23% ~0.38%	0.23% ~0.38%

Long-term guaranteed notes
Fixed rate	-	2,002.6	-	-	3,652.3	3,652.3	9,307.2	11,932.1
Average interest rate	5.351%	5.361%	5.663%	5.663%	5.154%	5.169%	-	-

(1) Long-term debt, including the current portion, contains long term bank loans classified as liabilities directly associated with non-current assets classified as held for sale as of December 31, 2007.  For more details, see note 37 to our consolidated financial statements included elsewhere in this annual report.

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

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a)    Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2007, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

 (b)    Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2007 was effective.

 (c)    Attestation Report of the Registered Public Accounting Firm

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-4.

 (d)    Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period ended December 31, 2007 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert.  Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B.  CODE OF ETHICS

Our Board adopted a code of ethics on August 28, 2003 to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters.  Such code of ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements.  We reviewed our code of ethics and adopted a revised code of ethics in 2005, as part of our continuing efforts to improve our corporate governance standards.  The revised code of ethics clarified the scope of senior management, and expanded the applicability of prohibitions against insider trading and other market misconduct.

We have provided all our directors and senior officers with a copy of the revised code of ethics and require them to comply with the revised code of ethics, so as to ensure our operations are proper and lawful.  We will take disciplinary actions towards any act which is in breach of the revised code of ethics.  Any change or waiver, explicit or implicit, with respect to our revised code of ethics, must be disclosed to our shareholders either in our annual report or on our internet website, www.cnoocltd.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountants for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements were Rmb 10.4 million for 2006 and Rmb 14.4 million (US$2.0 million) for 2007.

Audit-Related Fees

The aggregate fees billed for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees” were Rmb 4.7 million for 2006 and Rmb 1.6 million (US$0.2 million) for 2007.  The audit-related services provided included assistance in the implementation of Section 404 of the Sarbanes-Oxley Act.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were nil for 2006 and Rmb 0.3 million (approximately US$35,000) for 2007.

All other fees

The aggregate fees billed for professional services rendered by our principle accountant for risk management advisory services and information systems reviews were nil for 2006 and Rmb 1.1 million (US$0.1 million) for 2007.

The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal years 2006 and 2007.

Audit Committee’s pre-approval policies and procedures

Our audit committee under our Board is responsible for the appointment, compensation and oversight of the work of our principal accountant. In 2003, our audit committee adopted a policy calling for the audit committee’s pre-approval for the engagement of our principal accountant for audit and permitted non-audit services.  Our Board has also ratified the policy and procedures.  Under this audit committee policy, proposed services may be pre-approved by our audit committee either on an annual basis or on a case-by-case basis.  Appendices to the audit committee policy set forth (1) the audit, audit-related, tax and other services that may be subject to the general annual pre-approval of the audit committee; (2) non-audit services of a routine and recurring nature that may be subject to specific pre-approval from the audit committee on a case-by-case basis; and (3) a list of prohibited non-audit services.  Our audit committee will periodically review and revise these appendices based on its subsequent determinations.  The audit committee policy also provides for procedures to establish annual fee levels or budgets for pre-approved services and ratios between different categories of pre-approved services.  In addition, the audit committee policy contains provisions that deal with compliance, monitoring, reporting and other related matters.

During 2007, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

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

4.12
Trademark License Agreement dated September 9, 1999 between China Offshore Oil Marketing Company, CNOOC Limited and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

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

4.19
Property Leasing Agreement dated September 9, 1999 between Overseas Oil & Gas Corporation Ltd. and China Offshore Oil (Singapore) International Pte Ltd in respect of the residential premises at 10-01 and 17-002 Aquamarine Tower, 50 Bayshore Road, 13-05 Jade Tower, 60 Bayshore Road, Singapore, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

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

4.35
Framework Agreement dated December 8, 2005 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).

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

4.37	Framework Agreement dated November 8, 2007 with China BlueChemical Ltd. (Summary Translation).

4.38	Framework Agreement dated November 8, 2007 with CNOOC (Summary Translation).

4.39	Framework Agreement dated November 8, 2007 with China Oilfield Services Limited (Summary Translation).

4.40	Framework Agreement dated November 8, 2007 with Offshore Oil Engineering Co., Ltd. (Summary Translation).

8.1	List of Subsidiaries.

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
Name: Xin Kang
Title: Company Secretary

Date: June 26, 2008

CNOOC LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated balance sheets of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Hong Kong (“Hong Kong GAAP”).

Accounting principles generally accepted in Hong Kong vary in certain significant aspects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 39 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2008 expressed an unqualified opinion thereon.

/S/ Ernst & Young
Ernst & Young
Certified Public Accountants

Hong Kong
March 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited CNOOC Limited’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CNOOC Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, CNOOC Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CNOOC Limited as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 of CNOOC Limited and our report dated March 27, 2008 expressed an unqualified opinion thereon.

/S/ Ernst & Young
Ernst & Young
Certified Public Accountants

Hong Kong
March 27, 2008

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Notes	2005	2006	2007	2007
		RMB’000	RMB’000	RMB’000	US$’000
REVENUE
Oil and gas sales	6,27	53,417,669	67,827,953	73,036,906	10,012,462
Marketing revenues	7	15,901,325	20,964,093	17,397,338	2,384,961
Other income		136,749	155,238	289,587	39,699

		69,455,743	88,947,284	90,723,831	12,437,122
EXPENSES
Operating expenses		(5,934,598)	(6,999,184)	(8,039,603)	(1,102,131)
Production taxes		(2,596,543)	(3,315,661)	(3,497,440)	(479,456)
Exploration expenses		(1,293,687)	(1,705,075)	(3,432,419)	(470,542)
Depreciation, depletion and amortisation		(5,964,740)	(6,933,214)	(7,374,469)	(1,010,949)
Dismantlement	28	(252,857)	(472,269)	(561,701)	(77,002)
Special oil gain levy	8	—	(3,981,170)	(6,837,213)	(937,298)
Impairment losses related to property, plant and equipment	15	(90,190)	(252,357)	(613,505)	(84,104)
Crude oil and product purchases	7	(15,704,100)	(20,572,935)	(17,082,624)	(2,341,818)
Selling and administrative expenses		(1,370,368)	(1,543,777)	(1,741,161)	(238,692)
Others		(77,062)	(117,301)	(344,679)	(47,251)

		(33,284,145)	(45,892,943)	(49,524,814)	(6,789,243)

PROFIT FROM OPERATING ACTIVITIES		36,171,598	43,054,341	41,199,017	5,647,879

Interest income		359,294	781,536	672,987	92,258
Financial costs	9	(1,100,532)	(1,832,130)	(2,031,788)	(278,533)
Exchange gains, net		287,027	308,382	1,855,968	254,430
Investment income		247,893	613,028	902,378	123,705
Share of profit of associates		307,075	321,676	719,039	98,571
Non-operating income/(expenses), net		28,579	876,423	(6,979)	(957)

PROFIT BEFORE TAX		36,300,934	44,123,256	43,310,622	5,937,353

Tax	12	(10,977,812)	(13,196,313)	(12,052,323)	(1,652,225)

PROFIT FOR THE YEAR		25,323,122	30,926,943	31,258,299	4,285,128

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS (CONT’D)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Notes	2005	2006	2007	2007
		RMB’000	RMB’000	RMB’000	US$’000
DIVIDENDS
Interim dividend	13	2,138,128	5,334,091	5,547,488	760,492
Special interim dividend	13	2,138,128	—	—	—
Proposed final dividend	13	4,250,391	6,001,819	7,052,445	966,804
		8,526,647	11,335,910	12,599,933	1,727,296

DIVIDENDS PER SHARE
Interim dividend	13	RMB0.052	RMB0.123	RMB0.122	US$0.017
Special interim dividend	13	RMB0.052	—	—	—
Proposed final dividend	13	RMB0.103	RMB0.139	RMB0.159	US$0.022

EARNINGS PER SHARE
Basic	14	RMB0.62	RMB0.73	RMB0.72	US$0.10
Diluted	14	RMB0.61	RMB0.73	RMB0.72	US$0.10

EARNINGS PER ADS
Basic	14	RMB61.68	RMB72.75	RMB71.68	US$9.83
Diluted	14	RMB61.01	RMB72.64	RMB71.48	US$9.80

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007

	Notes	2006	2007	2007
		RMB’000	RMB’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment, net	15	103,406,376	118,880,204	16,297,015
Intangible assets	16	1,409,053	1,331,204	182,491
Interests in associates	17	1,543,515	2,030,999	278,425
Available-for-sale financial assets	20	1,017,000	1,818,732	249,326
Total non-current assets		107,375,944	124,061,139	17,007,257

CURRENT ASSETS
Accounts receivable, net	18	5,437,873	7,129,848	977,415
Inventories and supplies	19	1,691,479	2,345,887	321,592
Due from related companies	27	2,340,447	3,299,392	452,306
Other current assets		2,435,363	1,625,663	222,858
Available-for-sale financial assets	20	12,390,058	6,687,948	916,835
Time deposits with maturity over three months	22	9,232,797	7,200,000	987,032
Cash and cash equivalents	22,27	14,364,055	23,356,569	3,201,899
Non-current asset classified as held for sale		—	1,086,798	148,987
Held-to-maturity financial asset	21	—	3,000,000	411,263
Total current assets		47,892,072	55,732,105	7,640,187
TOTAL ASSETS		155,268,016	179,793,244	24,647,444

CURRENT LIABILITIES
Accounts payable	23	4,145,977	5,051,420	692,488
Other payables and accrued liabilities	24	5,481,499	9,051,258	1,240,816
Current portion of long term bank loans	25	17,816	—	—
Due to the parent company	27	456,961	587,228	80,502
Due to related companies	27	1,175,271	1,533,424	210,213
Tax payable	12	3,203,856	4,690,026	642,945
Liabilities directly associated with non-current asset classified as held for sale		—	488,322	66,943
Total current liabilities		14,481,380	21,401,678	2,933,907

NON-CURRENT LIABILITIES
Long term bank loans	25	2,438,172	2,720,431	372,938
Long term guaranteed notes	26	17,885,841	8,325,519	1,141,326
Provision for dismantlement	28	5,412,581	6,737,319	923,604
Deferred tax liabilities	12	7,236,169	6,293,559	862,769
Total non-current liabilities		32,972,763	24,076,828	3,300,637

EQUITY
Issued capital	29	923,653	942,541	129,211
Reserves	30	106,848,275	133,372,197	18,283,689
		107,771,928	134,314,738	18,412,900
Minority interest		41,945	—	—
Total equity		107,813,873	134,314,738	18,412,900
TOTAL EQUITY AND LIABILITIES		155,268,016	179,793,244	24,647,444

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Issued share capital	Share premium and capital redemption reserve	Cumulative translation reserve	Statutory and non- distributive reserves	Other reserves	Retained earnings	Proposed final dividend	Total	Minority Interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Balances at January 1, 2005	876,586	20,761,597	(19,654)	9,413,610	110,144	21,807,114	3,493,393	56,442,790	—	56,442,790

Changes in fair value of available-for-sale investments	—	—	—	—	69,069	—	—	69,069	—	69,069
Exchange realignment	—	—	(493,289)	—	—	—	—	(493,289)	—	(493,289)

Total income and expenses for the year recognised directly in equity	—	—	(493,289)	—	69,069	—	—	(424,220)	—	(424,220)
Profit for the year	—	—	—	—	—	25,323,122	—	25,323,122	—	25,323,122

Total income and expenses for the year	—	—	(493,289)	—	69,069	25,323,122	—	24,898,902	—	24,898,902

2004 final dividend declared	—	—	—	—	—	(2,569)	(3,493,393)	(3,495,962)	—	(3,495,962)

2005 interim dividend	—	—	—	—	—	(4,276,256)	—	(4,276,256)	—	(4,276,256)

Proposed 2005 final dividend	—	—	—	—	—	(4,250,391)	4,250,391	—	—	—

Exercise of share options	49	4,451	—	—	—	—	—	4,500	—	4,500

Appropriation to statutory reserve	—	—	—	2,268,364	—	(2,268,364)	—	—	—	—

Equity-settled share option expenses	—	—	—	—	29,123	—	—	29,123	—	29,123

Balances at December 31, 2005*	876,635	20,766,048	(512,943)	11,681,974	208,336	36,332,656	4,250,391	73,603,097	—	73,603,097

 CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT’D)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Issued share capital	Share premium and capital redemption reserve	Cumulative translation reserve	Statutory and non- distributive reserves	Other reserves	Retained earnings	Proposed final dividend	Total	Minority Interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Balances at January 1, 2006	876,635	20,766,048	(512,943)	11,681,974	208,336	36,332,656	4,250,391	73,603,097	—	73,603,097

Changes in fair value of available-for-sale investments	—	—	—	—	(9,059)	—	—	(9,059)	—	(9,059)
Exchange realignment	—	—	(1,257,594)	—	—	—	—	(1,257,594)	—	(1,257,594)

Total income and expenses for the year recognised directly in equity	—	—	(1,257,594)	—	(9,059)	—	—	(1,266,653)	—	(1,266,653)
Profit for the year	—	—	—	—	—	30,926,943	—	30,926,943	—	30,926,943

Total income and expenses for the year	—	—	(1,257,594)	—	(9,059)	30,926,943	—	29,660,290	—	29,660,290

Acquisition of a subsidiary	—	—	—	—	—	—	—	—	41,945	41,945

2005 final dividend declared	—	—	—	—	—	(229,229)	(4,250,391)	(4,479,620)	—	(4,479,620)

2006 interim dividend	—	—	—	—	—	(5,334,091)	—	(5,334,091)	—	(5,334,091)

Proposed 2006 final dividend	—	—	—	—	—	(6,001,819)	6,001,819	—	—	—

Transfer to/(from) reserve**	—	—	—	5,000,000	—	(5,000,000)	—	—	—	—

Issue of shares	46,994	14,195,775	—	—	—	—	—	14,242,769	—	14,242,769

Exercise of share options	24	3,691	—	—	—	—	—	3,715	—	3,715

Appropriation to statutory reserve	—	—	—	2,778,657	—	(2,778,657)	—	—	—	—

Equity-settled share option expenses	—	—	—	—	75,768	—	—	75,768	—	75,768

Balances at December 31, 2006*	923,653	34,965,514	(1,770,537)	19,460,631	275,045	47,915,803	6,001,819	107,771,928	41,945	107,813,873

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT’D)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Issued share capital	Share premium and capital redemption reserve	Cumulative translation reserve	Statutory and non- distributive reserves	Other reserves	Retained earnings	Proposed final dividend	Total	Minority Interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Balances at January 1, 2007	923,653	34,965,514	(1,770,537)	19,460,631	275,045	47,915,803	6,001,819	107,771,928	41,945	107,813,873

Changes in fair value of available-for-sale investments	—	—	—	—	3,416	—	—	3,416	—	3,416
Exchange realignment	—	—	(3,861,917)	—	—	—	—	(3,861,917)	—	(3,861,917)

Total income and expenses for the year recognised directly in equity	—	—	(3,861,917)	—	3,416	—	—	(3,858,501)	—	(3,858,501)
Profit for the year	—	—	—	—	—	31,258,299	—	31,258,299	—	31,258,299

Total income and expenses for the year	—	—	(3,861,917)	—	3,416	31,258,299	—	27,399,798	—	27,399,798

2006 final dividend declared	—	—	—	—	—	25,598	(6,001,819)	(5,976,221)	—	(5,976,221)

2007 interim dividend	—	—	—	—	—	(5,547,488)	—	(5,547,488)	—	(5,547,488)

Proposed 2007 final dividend	—	—	—	—	—	(7,052,445)	7,052,445	—	—	—

Conversion from bonds	18,888	6,078,272	—	—	4,471,324	—	—	10,568,484	—	10,568,484

Appropriation to statutory reserve	—	—	—	539,369	—	(539,369)	—	—	—	—

Equity-settled share option expenses	—	—	—	—	98,237	—	—	98,237	—	98,237

Share of losses	—	—	—	—	—	—	—	—	(41,945)	(41,945)

Balances at December 31, 2007*	942,541	41,043,786	(5,632,454)	20,000,000	4,848,022	66,060,398	7,052,445	134,314,738	—	134,314,738

*	These reserve accounts comprise the consolidated reserves of approximately RMB133,372,197,000 (2006: RMB106,848,275,000, 2005: RMB72,726,462,000) in the consolidated balance sheet.

**	In 2006, one of the Company’s subsidiaries, CNOOC China Limited, increased its share capital from RMB15 billion to RMB20 billion through the reinvestment of its retained earnings from prior periods.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Notes	2005	2006	2007	2007
		RMB’000	RMB’000	RMB’000	US$’000
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated from operations	32	41,695,648	50,901,846	53,041,602	7,271,352
Income taxes paid		(9,849,454)	(12,874,544)	(11,741,048)	(1,609,553)
Interest received		359,294	781,536	672,987	92,258
Dividends received from associates		232,346	180,000	231,555	31,743
Investments income received		45,785	264,134	660,509	90,548
Interest paid		(329,797)	(27,376)	(153,031)	(20,979)

Net cash inflow from operating activities		32,153,822	39,225,596	42,712,574	5,855,369

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of and prepayment for oil and gas properties		(864,007)	(21,175,390)	─	─
Additions of property, plant and equipment		(16,605,548)	(23,041,164)	(26,862,293)	(3,682,490)
Additions of intangible assets		─	─	(79,844)	(10,946)
Proceeds from disposals of property, plant and equipment		─	1,520	42,040	5,763
Decrease /(Increase) in time deposits with maturity over three months		(3,597,000)	2,967,203	2,032,797	278,671
Purchase of available-for-sale financial assets		(21,487,478)	(12,281,407)	(3,606,978)	(494,472)
Disposals of available-for-sale financial assets		13,204,817	14,003,627	8,535,241	1,170,077
Increase in held-to-maturity financial asset		─	─	(3,000,000)	(411,263)

Net cash outflow from investing activities		(29,349,216)	(39,525,611)	(22,939,037)	(3,144,660)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from new or existing bank loans		─	2,413,780	895,702	122,790
Net proceeds on issue of shares		─	14,242,768	─	─
Repayment of bank loans		(18,654)	(807,858)	(17,816)	(2,442)
Dividends paid		(7,772,218)	(9,813,711)	(11,523,709)	(1,579,759)
Proceeds from exercise of share options		4,500	3,715	─	─

Net cash inflow/ (outflow) from financing activities		(7,786,372)	6,038,694	(10,645,823)	(1,459,411)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		(4,981,766)	5,738,679	9,127,714	1,251,298

Cash and cash equivalents at beginning of year		14,091,524	8,991,758	14,364,055	1,969,135
Effect of foreign exchange rate changes, net		(118,000)	(366,382)	(135,200)	(18,534)

CASH AND CASH EQUIVALENTS AT END OF YEAR		8,991,758	14,364,055	23,356,569	3,201,899

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents		8,991,758	14,364,055	23,356,569	3,201,899

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on August 20, 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid /registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC September 15, 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC
CNOOC International Limited	British Virgin Islands August 23, 1999	US$2	100%	Investment holding
China Offshore Oil (Singapore) International Pte Ltd	Singapore May 14, 1993	S$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC Finance (2002) Limited	British Virgin Islands January 24, 2002	US$1,000	100%	Bond issuance
CNOOC Finance (2003) Limited	British Virgin Islands April 2, 2003	US$1,000	100%	Bond issuance
CNOOC Finance (2004) Limited	British Virgin Islands December 9, 2004	US$1,000	100%	Bond issuance

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
1.         CORPORATE INFORMATION (CONTINUED)

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid /registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries*:
Malacca Petroleum Limited	Bermuda November 2, 1995	US$12,000	100%	Offshore petroleum exploration, development and production in Indonesia
OOGC America, Inc.	State of Delaware, United States of America August 28, 1997	US$1,000	100%	Investment holding
OOGC Malacca Limited	Bermuda November 23, 1995	US$12,000	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Southeast Asia Limited	Bermuda May 16, 1997	US$12,000	100%	Investment holding
CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC SES Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Poleng Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Madura Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Blora Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Onshore petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore October 8, 2002	S$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
1.         CORPORATE INFORMATION (CONTINUED)

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid /registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries* (cont’d):
CNOOC Wiriagar Overseas Limited**	British Virgin Islands January 15, 2003	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	The Isle of Man February 8, 1996	US$7,780,700	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Exploration & Production Nigeria Limited.	Nigeria January 6, 2006	Naira10,000,000	100%	Offshore petroleum exploration, development and production in Africa
AERD PROJECTS NIGERIA Limited	Nigeria January 28, 2005	Naira10,000,000	92.11%	Offshore petroleum exploration, development and production in Africa

*	Indirectly held through CNOOC International Limited
**	The company has been sold after 31 December 2007 (see note 37).

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

The Hong Kong Institute of Certified Public Accountants has issued the following new and amended HKFRSs, which are mandatory for annual periods beginning on or after January 1, 2007:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK (IFRIC)-Int 8	Scope of HKFRS 2
HK (IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK (IFRIC)-Int 10	Interim Financial Reporting and Impairment

The principal effects of adopting these new and revised HKFRSs are as follows:

(a)
HKAS 1 Amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group’s objectives, policies and processes for managing capital. These new disclosures are included in note 35 to the financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.1	IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (“HKFRSs”) (CONTINUED)

(b)
HKFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no impact on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

(c)
HK(IFRIC)-Int 8 requires HKFRS 2 to be applied to any arrangement in which the Group cannot identify specifically some or all of the goods or services received, for which equity instruments are granted or liabilities (based on a value of the Group’s equity instruments) are incurred by the Group for a consideration, and which appears to be less than the fair value of the equity instruments granted or liabilities incurred. As the Company has only issued equity instruments to the Group’s employees in accordance with the Company’s share option scheme, the interpretation has had no impact on the financial position or results of operations of the Group.

(d)
HK(IFRIC)-Int 9 requires that the date to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative is the date that the Group first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group’s existing policy of accounting for derivatives complies with the requirements of the interpretation, the interpretation has had no impact on the financial position or results of operations of the Group.

(e)
The Group has adopted HK(IFRIC)-Int 10 as of January 1, 2007, which requires that an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available-for-sale or a financial asset carried at cost is not subsequently reversed. As the Group had no impairment losses previously reversed in respect of such assets, the interpretation has had no impact on the financial position or results of operations of the Group.

2.2	IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in these financial statements. Unless otherwise stated, the following HKFRSs are effective for accounting periods beginning on or after January 1, 2008:

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC)-Int 11	HKFRS 2-Group and Treasury Share Transactions

HKAS 1 (Revised) requires an entity to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It also requires an entity to present a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements and disclose reclassification adjustments and income tax relating to each component of other comprehensive income. Dividends recognised as distributions to owners and related amounts per share are required to be presented in the statement of changes in equity or in the notes.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.2	IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

HKAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group’s current policy for borrowing costs aligns with the requirements of the revised standard, the revised standard is unlikely to have any financial impact on the Group.

HKFRS 8, which will replace HKAS 14 Segment Reporting, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group’s major customers. The Group expects to adopt HKFRS 8 from January 1, 2009.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Group’s equity instruments, to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the interpretation is unlikely to have any financial impact on the Group.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong (“Hong Kong GAAP”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2007. The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued (if any) and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company’s subsidiaries.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated income statement and consolidated reserves, respectively. The Group’s interests in associates are stated in the consolidated balance sheet at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Joint ventures
Certain of the Group’s activities are conducted through joint arrangements, including the production sharing arrangements detailed in note 4 below. These arrangements are a form of joint venture whereby a contractual arrangement exists between two or more parties to undertake an economic activity that is subject to joint control. These joint arrangements are included in the consolidated financial statements in proportion to the Group’s interests in the income, expenses, assets and liabilities of these arrangements.

Related parties
A party is considered to be related to the Group if:

(a)
the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b)	the party is an associate;

(c)	the party is a jointly controlled entity;

(d)	the party is a member of the key management personnel of the Group or its parent;

(e)	the party is a close member of the family of any individual referred to in (a) or (d); or

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related parties (continued)

(f)
the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Impairment of non-financial assets other than goodwill
Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the consolidated income statement in the period in which it arises.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment and depreciation (continued)

(i)	Oil and gas properties (continued)
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

Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the provision of depreciation, depletion and amortisation. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortised based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment and depreciation (continued)

(ii)	Vehicles and office equipment (continued)
When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with HKFRS 5, as further explained in the accounting policy for “Non-current assets and disposal groups held for sale”. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment, have been put into operation, such as repairs and maintenance, is normally charged to the consolidated income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

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

Non-current assets and disposal groups held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable.

Non-current assets and disposal groups (other than investment properties, deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

Intangible assets
The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets (continued)
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

Investments and other financial assets
Financial assets within the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity financial asset, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group assesses whether a contract contains an embedded derivative when the Group first becomes a party to it and assesses whether an embedded derivative is required to be separated from the host contract when the analysis shows that the economic characteristics and the risks of the embedded derivative are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments and other financial assets (continued)

(a)	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or financial guarantee contracts. Gains or losses on investments held for trading or these financial assets are recognised in the consolidated income statement. The net fair value gain or loss recognised in the consolidated income statement does not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for “Revenue recognition” below.

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
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments and other financial assets (continued)

(c)	Held-to-maturity financial asset
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortised cost less any allowance for impairment. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount.

(d)	Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other three categories. After initial recognition available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement. Interest and dividends earned are reported as interest income and dividend income, respectively and are recognised in the consolidated income statement as “Investment income”. Losses arising from the impairment of such investments, if any, are recognised in the consolidated income statement as “Impairment losses on available-for-sale financial assets” and are transferred from the available-for-sale investment revaluation reserve.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost
If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement. A provision for impairment is made for available-for-sale equity investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is “significant” or “prolonged” requires judgement. In addition, the Group evaluates other factors, such as the share price volatility. Impairment losses on equity instruments classified as available-for-sale are not reversed through the consolidated income statement.

Impairment losses on debt instruments are reversed through the consolidated income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the consolidated income statement.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; or

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

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)
Financial liabilities including trade and other payables, amount due to the parent company, amount due to related companies and interest-bearing loans and borrowings are initially stated at fair value including directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within “finance costs” in the consolidated income statement.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts
Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially as its fair value including transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Convertible bonds
For the accounting periods prior to July 27, 2007, the Group’s convertible bonds issued with a cash settlement option and other embedded derivative features were split into liability and derivative components according to their fair values for measurement purposes.

The fair value of the liability component is determined using the market rate for an equivalent non-convertible bond on the issuance of convertible bonds and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The derivative component was remeasured at each balance sheet date and any gains or losses arising from change in the fair value were recognised in the consolidated income statement upto July 27, 2007 when the Group renounced the cash settlement option and the embedded derivative component was reclassified from a financial liability to other reserves included in shareholders’ equity.

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

Inventories and supplies
Inventories primarily consist of oil and supplies, which mainly consist of items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Supplies are capitalised to property, plant and equipment when used for the renewal and betterment of oil and gas properties and have resulted in an increase in the future economic values of oil and gas properties or are recognised as expenses when used.

Cash and cash equivalents
For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents (continued)
For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits with maturity of three months or less which are not restricted to use.

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

Income tax
Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

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

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax (continued)
•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

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

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition
Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i)	Oil and gas sales
Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the PRC government share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

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

The Group has entered into gas sales contracts with customers, which contain take-or-pay clauses. The clauses require those customers to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, those customers must pay for the deficiency gas, even though the gas is not taken. Those customers can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until the make-up gas is taken by those customers or the expiry of the contracts.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

(ii)	Marketing revenues
Marketing revenues represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil and gas sold is included in “crude oil and product purchases”.

(iii)	Other income
Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services have been rendered. Reimbursement of insurance claim is recognised when the compensation becomes receivable.

(iv)	Dividend income
Dividend income is recognised when the shareholders’ right to receive payment has been established.

(v)	Interest income
Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis taking into account the effective yield on the assets.

The Group presents taxes collected from customers in the consolidated income statement on a net basis.

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

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes model, further details of which are given in note 29. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits
Share-based payment transactions (continued)
No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

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

Retirement and termination benefits
The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 10% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to expense in the year to which they relate.

Dividends
Final dividends, if any, proposed by the directors are classified as a separate allocation of retained earnings within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

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

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on those borrowings during the period less any investment income on the temporary investment of those borrowings.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Borrowing costs (continued)
To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than the borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised incurred during a period should not exceed the amount of borrowing costs incurred during that period.

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to the borrowing, and amortisation of ancillary costs incurred in connection with arranging the borrowing.

Foreign currencies
These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

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

Repairs and maintenance
Repairs and maintenance are normally charged to the consolidated income statement as operating expenses in the period in which they are incurred.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under the operating leases are charged to the consolidated income statement on the straight-line basis over the lease terms.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contingencies
Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Subsequent events
Post-year-end events that provide additional information about the Company’s position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Use of estimates
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expense, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future. The most significant estimates pertain to proved oil and gas reserve volumes and its future development, purchase price allocation, provision for dismantlement as well as impairment and estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions. Further details are given in notes 3, 15 and 28 to the financial statements.

4.	PRODUCTION SHARING CONTRACTS

The PRC
For production sharing contracts in relation to offshore China (the “China PSC”), the foreign parties to the China PSC (“foreign partners”) are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

After the exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective percentage of the participating interests.

In general, the Group has the option to take up to 51% participating interests in the development and production of the oil field and/or gas field under the China PSC and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs, completed all the exploration works and viable commercial discoveries have been made.

After the Group exercises its option to take certain participating interests in a China PSC, the Group accounts for the oil and gas properties according to its participating interest in the China PSC and recognizes its share of development costs, revenues and expenses from operations according to its participating interests in the China PSC. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners’ share of development costs, revenues and expenses from operations.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

4.	PRODUCTION SHARING CONTRACTS (CONTINUED)

Part of the annual gross production of oil and gas under the China PSC is distributed to the PRC government as a settlement of royalties which are payable pursuant to relevant requirements of the competent authority. The Group and the foreign partners also pay the value-added tax, currently classified as production tax, to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs (including the deemed interest) and operating costs incurred by the foreign partners and the Group according to their respective participating interests. Any remaining oil, after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio calculated by the successive incremental tiers on the basis of the annual gross production, and then distributed to the Group and the foreign partners according to their respective participating interests. As the government share oil is not included in the Group’s interest in the annual production, the net sales revenue of the Group does not include the sales revenue of the government share oil.

The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to sell their allocable remainder oil in the PRC market according to the relevant laws and regulations of the PRC.

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

The Group’s net interest in the production sharing contracts in overseas locations consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and/or the domestic market obligation.

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
The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because senior management makes key operating decisions and assesses the performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income taxes.

The following table presents revenue, profit and certain assets, liabilities and expenditure information for the Group’s business segments for the years ended December 31, 2007, 2006 and 2005.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (CONTINUED)

	Independent operations			Production sharing contracts			Trading business
	2005	2006	2007	2005	2006	2007	2005	2006	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sales to external customers:
Oil and gas sales	22,808,733	31,431,976	33,276,884	30,608,936	36,395,977	39,760,022	─	─	─
Marketing revenues	─	─	─	─	─		15,901,325	20,964,093	17,397,338
Intersegment revenues	1,598,171	851,604	1,128,726	7,467,429	11,056,807	6,006,262	─	─	─
Other income	13,093	19,809	180,604	103,047	89,239	49,428	─	─	─
Total	24,419,997	32,303,389	34,586,214	38,179,412	47,542,023	45,815,712	15,901,325	20,964,093	17,397,338
Segment results
Operating expenses	(2,095,273)	(2,538,092)	(3,119,948)	(3,839,325)	(4,461,092)	(4,919,655)	─	─	─
Production taxes	(1,154,771)	(1,606,059)	(1,697,064)	(1,441,772)	(1,709,602)	(1,800,376)	─	─	─
Exploration costs	(1,025,993)	(1,296,424)	(1,870,775)	(267,694)	(408,651)	(1,561,644)	─	─	─
Depreciation, depletion and amortisation	(2,554,896)	(2,502,336)	(2,690,210)	(3,409,844)	(4,430,878)	(4,684,259)	─	─	─
Dismantlement	(152,796)	(242,855)	(261,282)	(100,061)	(229,414)	(300,419)	─	─	─
Special oil gain levy	─	(1,928,985)	(3,315,007)	─	(2,052,185)	(3,522,206)	─	─	─
Impairment loss related to property, plant and equipment	(39,494)	(150,399)	─	(50,696)	(101,958)	(613,505)	─	─	─
Crude oil and product purchases	(1,598,171)	(851,604)	(1,128,726)	(7,467,429)	(11,056,807)	(6,006,262)	(15,704,100)	(20,572,935)	(17,082,624)
Selling and administrative expenses	(39,486)	(82,377)	(57,363)	(676,062)	(708,652)	(738,895)	─	─	─
Others	─	(6,134)	(82,468)	(77,062)	(101,147)	(256,348)	─	─	─
Interest income	─	─	─	7,328	82,747	37,016	─	─	─
Finance costs	(183,325)	(200,110)	(184,521)	(94,885)	(112,379)	(192,516)	─	─	─
Exchange gains/(losses), net	─	(19)	79	(5,119)	19,544	(13,109)	─	─	─
Investment income	─	─	─	─	─	─	─	─	─
Share of profit of associates	─	─	─	─	─	─	─	─	─
Non-operating income/(expenses), net	─	─	─	─	─	─	─	─	─
Tax	─	─	─	─	─	─	─	─	─
Profit for the year	15,575,792	20,897,995	20,178,929	20,756,791	22,271,549	21,243,534	197,225	391,158	314,714

	Unallocated			Eliminations			Consolidated
	2005	2006	2007	2005	2006	2007	2005	2006	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sales to external customers:
Oil and gas sales	─	─	─	─	─	─	53,417,669	67,827,953	73,036,906
Marketing revenues	─	─	─	─	─	─	15,901,325	20,964,093	17,397,338
Intersegment revenues	─	─	─	(9,065,600)	(11,908,411)	(7,134,988)	─	─	─
Other income	20,609	46,190	59,555	─	─	-	136,749	155,238	289,587
Total	20,609	46,190	59,555	(9,065,600)	(11,908,411)	(7,134,988)	69,455,743	88,947,284	90,723,831
Segment results
Operating expenses	─	─	─	─	─	─	(5,934,598)	(6,999,184)	(8,039,603)
Production taxes	─	─	─	─	─	─	(2,596,543)	(3,315,661)	(3,497,440)
Exploration costs	─	─	─	─	─	─	(1,293,687)	(1,705,075)	(3,432,419)
Depreciation, depletion and amortisation	─	─	─	─	─	─	(5,964,740)	(6,933,214)	(7,374,469)
Dismantlement	─	─	─	─	─	─	(252,857)	(472,269)	(561,701)
Special oil gain levy	─	─	─	─	─	─	─	(3,981,170)	(6,837,213)
Impairment loss related to property, plant and equipment	─	─	─	─	─	─	(90,190)	(252,357)	(613,505)
Crude oil and product purchases	─	─	─	9,065,600	11,908,411	7,134,988	(15,704,100)	(20,572,935)	(17,082,624)
Selling and administrative expenses	(654,820)	(752,748)	(944,903)	─	─	─	(1,370,368)	(1,543,777)	(1,741,161)
Others	─	(10,020)	(5,863)	─	─	─	(77,062)	(117,301)	(344,679)
Interest income	351,966	698,789	635,971	─	─	─	359,294	781,536	672,987
Finance costs	(822,322)	(1,519,641)	(1,654,751)	─	─	─	(1,100,532)	(1,832,130)	(2,031,788)
Exchange gains/(losses), net	292,146	288,857	1,868,998	─	─	─	287,027	308,382	1,855,968
Investment income	247,893	613,028	902,378	─	─	─	247,893	613,028	902,378
Share of profit of associates	307,075	321,676	719,039	─	─	─	307,075	321,676	719,039
Non-operating income/(expenses), net	28,579	876,423	(6,979)	─	─	─	28,579	876,423	(6,979)
Tax	(10,977,812)	(13,196,313)	(12,052,323)	─	─	─	(10,977,812)	(13,196,313)	(12,052,323)
Profit for the year	(11,206,686)	(12,633,759)	(10,478,878)	─	─	─	25,323,122	30,926,943	31,258,299

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (CONTINUED)

	Independent operations			Production sharing contracts			Trading business
	2005	2006	2007	2005	2006	2007	2005	2006	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Other segment information
Segment assets	25,054,275	34,244,925	45,256,127	51,125,491	76,750,372	85,965,366	2,413,195	1,793,132	889,072
Investment in associates	─	─	─	─	─	─	─	─	─
Non-current asset classified as held for sale	─	─	─	─	─	1,086,798	─	─	─
Total assets	25,054,275	34,244,925	45,256,127	51,125,491	76,750,372	87,052,164	2,413,195	1,793,132	889,072
Segment liabilities	(5,187,124)	(5,505,398)	(8,514,615)	(12,876,516)	(11,105,725)	(17,718,385)	(667,336)	(304,333)	(296,971)
Liabilities directly associated with non-current asset classified as held for sale	─	─	─	─	─	(488,322)	─	─	─
Total Liabilities	(5,187,124)	(5,505,398)	(8,514,615)	(12,876,516)	(11,105,725)	(18,206,707)	(667,336)	(304,333)	(296,971)
Capital expenditure	7,806,927	8,839,966	12,437,280	8,914,306	35,673,922	15,150,291	─	─	─

	Unallocated			Eliminations			Consolidated
	2005	2006	2007	2005	2006	2007	2005	2006	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Other segment information
Segment assets	34,770,264	40,936,072	44,564,882	─	─	─-	113,363,225	153,724,501	176,675,447
Investment in associates	1, 401,839	1,543,515	2,030,999	─	─	─	1,401,839	1,543,515	2,030,999
Non-current asset classified as held for sale	─	─	─	─	─	─	─	─	1,086,798
Total assets	36,172,103	42,479,587	46,595,881	─	─	─	114,765,064	155,268,016	179,793,244
Segment liabilities	(22,430,991)	(30,538,687)	(18,460,213)	─	─	─	(41,161,967)	(47,454,143)	(44,990,184)
Liabilities directly associated with non-current asset classified as held for sale	─	─	─	─	─	─	─	─	(488,322)
Total Liabilities	(22,430,991)	(30,538,687)	(18,460,213)	─	─	─	(41,161,967)	(47,454,143)	(45,478,506)
Capital expenditure	144,442	128,538	26,186	─	─	─	16,865,675	44,642,426	27,613,757

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (CONTINUED)

(b)	Geographical segments
The Group mainly engages in the exploration, development and production of crude oil, natural gas and other petroleum products at offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada and Singapore.

In determining the Group’s geographical segments, revenues and results are attributed to the segments based on the location of the Group’s customers, and assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical segment information is presented for revenues as over 86% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain assets and capital expenditure information for the Group’s geographical segments for the years ended December 31, 2007, 2006 and 2005.

	PRC			Africa			Indonesia			Others
	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	96,297,414	141,671,505	165,069,955	3,296	24,885,876	28,552,281	15,489,010	19,006,251	18,869,876	12,795,292	35,901,096	39,600,715
Capital expenditure	14,496,690	15,794,450	18,919,577	─	25,265,423	5,972,625	2,363,233	3,384,807	2,592,117	5,752	197,746	129,438

	Consolidation and Elimination			Total
	2005	2006	2007	2005	2006	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	(9,819,948)	(66,196,712)	(72,299,583)	114,765,064	155,268,016	179,793,244
Capital expenditure	─	─	─	16,865,675	44,642,426	27,613,757

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

6.	OIL AND GAS SALES

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Gross sales	57,988,465	72,709,179	78,181,343
Less: Royalties	(708,537)	(752,958)	(1,059,018)
PRC government share oil	(3,862,259)	(4,128,268)	(4,085,419)

	53,417,669	67,827,953	73,036,906

7.	MARKETING PROFIT

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Marketing revenues	15,901,325	20,964,093	17,397,338
Crude oil and product purchases	(15,704,100)	(20,572,935)	(17,082,624)
	197,225	391,158	314,714

8.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purpose and is calculated based on the actual volume of the crude oil entitled.

9.	FINANCE COSTS

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Interest on bank loans which are:
- repayable within five years	98,892	51,345	182,144
- repayable after five years	—	10,631	—
Interest on other loans (including convertible bonds)	671,849	907,565	688,876
Other borrowing costs	3,773	1,535	78,393
Total borrowing costs	774,514	971,076	949,413

Less: Amount capitalised in property, plant and equipment	(245,987)	(913,175)	(846,206)

	528,527	57,901	103,207

Other finance costs:
Increase in discounted amount of provisions arising from the passage of time (note 28)	198,945	250,922	305,758
Fair value losses on embedded derivative component of convertible bonds	373,060	1,523,307	1,622,823
	1,100,532	1,832,130	2,031,788

The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 6.375% (2006: from 4.1% to 6.375%, 2005: from 4.1% to 9.2%) per annum for the year ended December 31, 2007.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

10.	DIRECTORS’ REMUNERATION AND SHARE OPTION BENEFITS

Directors’ remuneration and share option benefits, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, are as follows:

		Salaries,			Amount
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during	Share option
	Fees(1)	in kind(1)	bonuses	contributions	the year	benefits(3)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2007
Executive directors:
Fu Chengyu	929	3,346	2,329	88	6,692	4,610	11,302
Zhou Shouwei	929	2,481	1,233	79	4,722	3,229	7,951
Wu Guangqi	929	1,390	675	78	3,072	1,680	4,752
Yang Hua	929	1,871	1,076	76	3,952	2,120	6,072

Subtotal	3,716	9,088	5,313	321	18,438	11,639	30,077

Non-executive directors:
Luo Han	1,037	—	—	—	1,037	2,120	3,157
Cao Xinghe	929	—	—	—	929	1,272	2,201
Wu Zhenfang	929	—	—	—	929	1,272	2,201

Subtotal	2,895	—	—	—	2,895	4,664	7,559

Independent non-executive
directors:
Edgar W. K. Cheng(2)	—	—	—	—	—	—	—
Chiu Sung Hong	1,037	—	—	—	1,037	440	1,477
Evert Henkes	929	—	—	—	929	440	1,369
Lawrence J. Lau(2)	—	—	—	—	—	—	—
Tse Hau Yin, Aloysius	1,076	—	—	—	1,076	—	1,076

Subtotal	3,042	—	—	—	3,042	880	3,922

Total	9,653	9,088	5,313	321	24,375	17,183	41,558

2006
Executive directors:
Fu Chengyu	977	3,384	—	89	4,450	5,184	9,634
Zhou Shouwei	977	2,510	—	81	3,568	3,644	7,212
Wu Guangqi	977	1,408	—	80	2,465	2,196	4,661
Yang Hua	977	1,893	—	79	2,949	2,392	5,341

Subtotal	3,908	9,195	—	329	13,432	13,416	26,848

Non-executive directors:
Luo Han	977	300	—	80	1,357	2,392	3,749
Cao Xinghe	977	300	—	80	1,357	1,538	2,895
Wu Zhenfang	977	300	—	80	1,357	1,538	2,895

Subtotal	2,931	900	—	240	4,071	5,468	9,539

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

10.	DIRECTORS’ REMUNERATION AND SHARE OPTION BENEFITS (CONTINUED)

		Salaries,			Amount
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during	Share option
	Fees(1)	in kind(1)	bonuses	contributions	the year	benefits(3)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2006 (continued)

Independent non-executive
directors:
Chiu Sung Hong	977	—	—	—	977	181	1,158
Evert Henkes	977	—	—	—	977	181	1,158
Kenneth S. Courtis (4)	407	—	—	—	407	181	588
Tse Hau Yin, Aloysius	977	—	—	—	977	—	977
Lawrence J. Lau(2)	—	—	—	—	—	—	—
Edgar W. K. Cheng(2)	—	—	—	—	—	—	—

Subtotal	3,338	—	—	—	3,338	543	3,881

Total	10,177	10,095	—	569	20,841	19,427	40,268

2005
Executive directors:
Fu Chengyu	832	3,579	—	—	4,411	2,236	6,647
Zhou Shouwei	832	2,687	—	82	3,601	1,653	5,254
Luo Han	832	459	—	—	1,291	1,086	2,377
Cao Xinghe	277	153	—	—	430	269	699
Wu Zhenfang	277	153	—	—	430	269	699
Wu Guangqi	486	891	—	—	1,377	542	1,919
Yang Hua	277	690	—	22	989	1,086	2,075
Jiang Longsheng	347	216	—	—	563	55	618

Subtotal	4,160	8,828	—	104	13,092	7,196	20,288

Independent non-executive
directors:
Chiu Sung Hong	619	—	—	—	619	437	1,056
Evert Henkes	619	—	—	—	619	437	1,056
Kenneth S. Courtis	619	—	—	—	619	437	1,056
Tse Hau Yin, Aloysius	350	—	—	—	350	—	350
Erwin Schurtenberger	153	—	—	—	153	54	207
Lawrence J. Lau(2)	—	—	—	—	—	—	—

Subtotal	2,360	—	—	—	2,360	1,365	3,725

Total	6,520	8,828	—	104	15,452	8,561	24,013
Notes:

(1)	Fees and salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/payable to individual directors.

(2)	Dr. Edgar W. K. Cheng has voluntarily waived his director’s remuneration in 2007 and 2006, and Professor Lawrence J. Lau has voluntarily waived his director’s remuneration in 2007, 2006, 2005.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

(3)
During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 29 to the financial statements. The fair value of such options which have been recognised to the consolidated income statement over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above directors’ remuneration disclosures.

(4)	Dr. Kenneth S. Courtis retired as an independent non-executive director of the Company with effect from May 24, 2006.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.	FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2006: four, 2005: three) directors and one (2006:one, 2005: two) non-director. Their remuneration and share option benefits are as follows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Fees	2,496	3,908	3,716
Basic salaries, allowances and benefits in kind*	13,347	12,022	11,646
Performance related bonuses	471	808	6,137
Pension scheme contributions	542	370	424

Amount paid/payable during the year	16,856	17,108	21,923

Share option benefits**	4,975	15,653	13,625
	21,831	32,761	35,548

Number of directors	3	4	4
Number of employees	2	1	1

*	Fees and salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/payable to individual employees.

**
During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group, further details of which are included in the disclosures in note 29 to the financial statements. The fair value of such options which have been recognised to the consolidated income statement over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above five highest paid employees’ remuneration disclosures.

The number of the five highest paid employees whose remuneration and share option benefits fell within the following bands is as follows:

	Number of employees
	2005	2006	2007
Nil to HK$5,000,000	3	1	1
HK$5,000,001- HK$5,500,000	1	1	—
HK$5,500,001- HK$6,000,000	—	1	1
HK$6,000,001- HK$6,500,000	1	—	1
HK$6,500,001- HK$8,000,000	—	1	—
HK$8,000,001- HK$10,000,000	—	1	1
HK$10,000,001- HK$12,000,000	—	—	1
	5	5	5

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

12.	TAX

(i)	Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 17.5% on profits arising in or derived from Hong Kong.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is exempt from the 3% local surcharge and is subject to an enterprise income tax rate of 30% under the prevailing tax rules and regulations.

During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (the “New CIT Law”) was approved and has become effective on 1 January 2008. The regulations on the implementation of the New CIT Law were approved at the 197th Executive Meeting of the State Council on November 28, 2007. The New CIT Law and the implementation regulations introduce a wide range of changes which include, but not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

As a result of the tax rate change, the Group estimates that the change in the corporate income tax rates has had the following impact on the results and financial position of the Group for the year ended 31 December 2007:

RMB’000

Decrease in income tax expenses	1,019,564
Decrease in deferred tax liabilities	1,019,564

The Company’s subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 20% for its oil and gas trading activities and other income generating activities, respectively. The Company’s subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. According to the current tax treaty between Indonesia and Malaysia, the Company’s subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875%. The Company’s subsidiary owning interests in oil and gas properties in the North West Shelf Project (the “NWS Project”) in Australia is subject to income tax at the rate of 30%. All of the Company’s other subsidiaries are not subject to any income taxes in their respective jurisdictions for the years presented.

Certain of the Group’s oil and gas interests in Indonesia are held through Labuan incorporated companies. Companies incorporated in Labuan enjoy certain reduced tax rates provided by the tax treaty between Indonesia and Malaysia. In May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from 43.125% to 48% and from 51.875% to 56% respectively. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It was still uncertain when the ratification will be completed by the two countries as at March 27, 2008.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

12.	TAX (CONTINUED)

(i)	Income tax (continued)

An analysis of the provision for tax in the Group’s consolidated income statement was as follows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Overseas
- Current income taxes	845,390	874,378	967,047
- Deferred income taxes	14,907	141,615	(83,178)
PRC
- Current income taxes	9,912,426	11,791,620	11,786,176
- Deferred income taxes	205,089	388,700	(617,722)

Total tax charge for the year	10,977,812	13,196,313	12,052,323

 A reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group is as follows:

	2005	2006	2007
	%	%	%
Statutory PRC enterprise income tax rate	33.0	33.0	33.0
Effect of tax exemption granted	(3.0)	(3.0)	(3.0)
Effect of different tax rates for the Company and overseas subsidiaries	0.8	0.8	1.3
Tax credit from government	(0.3)	(0.7)	(0.8)
Effect of change of PRC tax rate	—	—	(2.4)
Profit attributes to associates	(0.3)	(0.2)	(0.3)

Tax charge at the Group’s effective rate	30.2	29.9	27.8

The movements of deferred tax liabilities during the year are as follows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Balance at beginning of the year	6,688,498	6,827,916	7,236,169
Credited to the consolidated income statement during the year	219,996	530,315	(700,900)
Exchange realignment	(80,578)	(122,062)	(241,710)
Balance at the end of the year	6,827,916	7,236,169	6,293,559

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

12.	TAX (CONTINUED)

(ii)	Income tax (continued)

Principal components of the provision for deferred tax are as follows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Deferred tax assets
Provision for retirement and termination benefits	98,696	102,521	120,285
Provision for dismantlement	1,248,498	1,623,774	998,309
Impairment of property, plant and equipment and write-off of unsuccessful exploratory drillings	886,402	1,006,260	1,198,668
Overseas tax loss carryforward	─	131,441	149,020
	2,233,596	2,863,996	2,466,282

Deferred tax liabilities
Accelerated amortisation allowance for oil and gas properties	(9,061,512)	(10,011,208)	(8,754,455)
Others	─	(88,957)	(5,386)
	(9,061,512)	(10,100,165)	(8,759,841)

Net deferred tax liabilities	(6,827,916)	(7,236,169)	(6,293,559)

As at December 31, 2007, there was no significant unrecognised deferred tax liability (2006 and 2005: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries and associates as the Group had no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

(iii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

—	Production taxes equal to 5% of independent production and production under production sharing contracts;

—	Export tariffs on petroleum oils at a rate of 5% levied beginning on November 1, 2006; and

—	Business tax at rates of 3% to 5% on other income.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

13.	DIVIDENDS

On August 29, 2007, the board of directors of the Company (the “Board”) declared an interim dividend of HK$0.13 per share (equivalent to approximately RMB0.12 per share) (2006: HK$0.12 per share, 2005: HK$0.05 per share). The interim dividend amounting to HK$5,730,284,000 (equivalent to approximately RMB5,547,488,000) was paid, based on the number of issued shares as at the date of record (2006: approximately RMB5,334,091,000, 2005: approximately RMB2,138,128,000).

The Board has recommended a final dividend of HK$0.17 (equivalent to approximately RMB0.16) (2006: HK$0.14, 2005: HK$0.10) per ordinary share, amounting to HK7,531,445,000 (equivalent to approximately RMB7,052,445,000) for the year ended December 31, 2007 (2006: RMB6,001,819,000, 2005: RMB4,250,391,000). The proposed final dividend for the year is subject to the approval of the Company’s shareholders at the forthcoming annual general meeting.

The payment of future dividends will be determined by the Board, which are based upon, among other things, the Company’s future earnings, capital requirements, financial conditions, future prospects and other factors which the Board may consider relevant. The Company’s ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associates.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars. Cash dividends to the American Depositary Receipts (the “ADRs”) holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of the ADRs.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

14.	EARNINGS PER SHARE

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Earnings:

Profit from ordinary activities attributable to shareholders for the year for the basic earnings per share calculation	25,323,122	30,926,943	31,258,299
Interest expense and fair value losses recognised on the embedded derivative component of convertible bonds	537,469	1,915,415	1,622,824	*
Profit from ordinary activities attributable to shareholders for the year for the purpose of diluted earnings per share calculation	25,860,591	32,842,358	32,881,123	*

Number of shares:
Number of ordinary shares issued at beginning of the year before the weighted average effects of new shares issued and share options exercised during the year	41,052,375,275	41,054,675,375	43,328,552,648
Weighted average effects of new shares issued during the year	—	1,457,036,115	276,884,564
Weighted average effects of shares options exercised during the year	2,124,707	478,904	—

Weighted average number of ordinary shares for the basic earnings per share calculation	41,054,499,982	42,512,190,394	43,605,437,212

Effect of dilutive potential ordinary shares under the shares option scheme	38,861,432	65,650,619	126,499,657

Effect of dilutive potential ordinary shares for convertible bonds based on the “if converted method”	1,292,694,352	1,310,307,143	1,055,500,755	*

Weighted average number of ordinary shares for the purpose of diluted earnings per share	42,386,055,766	43,888,148,156	44,787,437,624	*

Earnings per share
--Basic	RMB0.62	RMB0.73	RMB0.72
--Diluted	RMB0.61	RMB0.73	RMB0.72	*

Net income per ADS for the three years ended December 31, 2007 has been computed by dividing net income by the number of ADS outstanding. Each ADS represented 100 shares.

The calculation of basic earnings per share amounts is based on the profit from ordinary activities attributable to shareholders for the year and the weighted average number of ordinary shares in issue during the year. The calculation of diluted earnings per share amounts is based on the profit for the year, adjusted to reflect the interest expenses and losses recognised on the derivative component of the convertible bonds. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares onto ordinary shares.

*
Since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect on the basic earnings per share for the period and were ignored in the calculation of diluted earnings per share. Therefore, the diluted earnings per share amounts are based on the profit for the year of approximately RMB31,258,299,000, and the weighted average of 43,731,936,869 ordinary shares.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT, NET

Movements in the property, plant and equipment of the Group are as follows:

	2006
	Vehicles and
	Oil and gas	office
	properties	equipment	Total
	RMB’000	RMB’000	RMB’000
Cost:
At January 1, 2006	106,128,228	319,414	106,447,642
Additions	24,299,341	132,260	24,431,601
Acquisition	21,217,335	─	21,217,335
Reclassification to intangible asset (note 16) *	(175,387)	─	(175,387)
Disposals and write-offs	─	(1,912)	(1,912)
Exchange realignment	(1,232,003)	(413)	(1,232,416)

At December 31, 2006	150,237,514	449,349	150,686,863

Accumulated depreciation, depletion and amortisation:
At January 1, 2006	(39,726,219)	(96,256)	(39,822,475)
Depreciation provided during the year	(7,268,835)	(84,290)	(7,353,125)
Impairment recognised in the income statement during the year	(252,357)	─	(252,357)
Disposals and write-offs	─	16	16
Exchange realignment	147,207	247	147,454

At December 31, 2006	(47,100,204)	(180,283)	(47,280,487)

Net book value:
At January 1, 2006	66,402,009	223,158	66,625,167

At December 31, 2006	103,137,310	269,066	103,406,376

*      The reclassification of intangible assets of RMB 175,387,000 in 2006 represented an adjustment for a tax refund received in 2005 relating to the acquisition of the NWS Project, which was temporarily recorded in Property, Plant and Equipment pending finalization of the purchase price allocation in 2006.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

Movements in the property, plant and equipment of the Group are as follows: (continued)

	2007
		Vehicles and
	Oil and gas	office
	properties	equipment	Total
	RMB’000	RMB’000	RMB’000
Cost:
At January 1, 2007	150,237,514	449,349	150,686,863
Additions	28,145,573	29,579	28,175,152
Reclassification to non-current asset as held for sale (note 37)	(1,086,798)	—	(1,086,798)
Purchase price adjustment
Disposals and write-offs	(953,066)	(2,622)	(955,688)
Exchange realignment	(3,397,438)	(906)	(3,398,344)

At December 31, 2007	172,945,785	475,400	173,421,185

Accumulated depreciation, depletion and amortisation:
At January 1, 2007	(47,100,204)	(180,283)	(47,280,487)
Depreciation provided during the year	(7,829,002)	(56,563)	(7,885,565)
Impairment recognised in the income statement during the year	(613,505)	—	(613,505)
Disposals and write-offs	857,893	—	857,893
Exchange realignment	380,152	531	380,683

At December 31, 2007	(54,304,666)	(236,315)	(54,540,981)

Net book value:
At January 1, 2007	103,137,310	269,066	103,406,376

At December 31, 2007	118,641,119	239,085	118,880,204

Included in the current year additions was an amount of approximately RMB846,206,000 in respect of interest capitalised in property, plant and equipment.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

16.	INTANGIBLE ASSETS

The intangible assets of the Company comprised of software and gas processing rights of the NWS Project. The software is amortised over 3 years on a straight-line basis. The NWS Project started commercial production in 2006. Accordingly, the intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas using the unit-of-production method.

	2006	2007
		NWS Project	Software	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At January 1	1,299,643	1,432,917	—	1,432,917
Reclassification from property, plant and equipment (note 15)	175,387	—	—	—
Additions	—	—	79,844	79,844
Exchange realignment	(42,113)	(88,215)	—	(88,215)

At December 31	1,432,917	1,344,702	79,844	1,424,546

Accumulated amortisation:
At January 1	—	(23,864)	—	(23,864)
Amortisation provided during the year	(23,864)	(64,640)	(4,838)	(69,478)

At December 31	(23,864)	(88,504)	(4,838)	(93,342)

Net book value:
At January 1	1,299,643	1,409,053	—	1,409,053

At December 31	1,409,053	1,256,198	75,006	1,331,204

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

17.	INTERESTS IN ASSOCIATES

The Group’s investments in associates represent (1) a 30% equity interest in Shanghai Petroleum Corporation Limited (“SHPC”) through CNOOC China Limited. SHPC was incorporated on September 7, 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sales in China. The issued and paid-up capital of SHPC is RMB900 million; and (2) a 31.8% equity interest in CNOOC Finance Corporation Limited through CNOOC China Limited. CNOOC Finance Corporation Limited was incorporated on June 14, 2002 in the PRC with limited liability and is principally engaged in deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities. The issued and paid-up capital of CNOOC Finance Corporation Limited is RMB1,415 million. Both of the associates are unlisted companies and indirectly held by the Company.

	2006	2007
	RMB’000	RMB’ 000

Share of net assets	1,543,515	2,030,999

CNOOC Finance Corporation Limited is not audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

The following table illustrates the summarized financial information of the Group’s associates extracted from their management accounts:

	2006	2007
	RMB’000	RMB’ 000

Assets	36,604,682	34,718,921
Liabilities	31,862,159	28,406,325
Revenue	2,719,102	4,798,200
Profits	1,008,949	2,144,521

18.	ACCOUNTS RECEIVABLE, NET

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at December 31, 2007 and 2006, substantially all the accounts receivable were aged within six months. Receivables that were neither past due nor impaired relate to customers for whom there were no history of default.

19.	INVENTORIES AND SUPPLIES

	2006	2007
	RMB’000	RMB’000

Materials and supplies	1,508,403	2,052,747
Oil in tanks	224,203	338,918
Less: Provision for inventories obsolescence	(41,127)	(45,778)
	1,691,479	2,345,887

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

20.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Current:

	2006	2007
	RMB’000	RMB’000
Unlisted investments, at fair value:
Liquidity funds	12,264,926	6,594,390

Listed investments, at fair value:
Common stock	125,132	93,558
	12,390,058	6,687,948

The above listed investments in common stock and liquidity funds which were designated as available-for-sale financial assets have no fixed maturity date and no coupon rate.

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted investments are based on the prices quoted by fund managers. The Directors believe that the estimated fair values quoted by fund managers, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated balance sheet or income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

During the year, the gross gains of the Group’s available-for-sale financial assets recognised directly in equity amounted to approximately RMB63,426,000 (2006: RMB60,010,000). In addition, the unrealised gains of the Group’s available-for-sale financial assets of approximately RMB60,010,000 recognised directly in equity in 2006 were transferred from equity to the consolidated income statement during the year (2006: RMB69,069,000 ). The amounts removed from equity to the consolidated income statement were determined on a specific identification basis.

Non-current:

The non-current available-for-sale financial asset consists of investment in unlisted equity securities of MEG Energy Corporation (“MEG”) and is stated at cost less any impairment. MEG is principally engaged in the exploitation and production of oil sands.

21.	HELD-TO-MATURITY FINANCIAL ASSET

The held-to-maturity financial asset comprises a corporate wealth management product arranged with a financial institution with an expected interest rate of 4%. The product matured on January  31, 2008.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

22.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s and the Company’s cash and cash equivalents mainly consist of time deposits with maturity ranging between seven days and one month. The interest rates of the Group’s RMB denominated deposits range between 1.53% and 1.71% and the interest rates of the Group’s and the Company’s US dollar denominated deposits range between 4.75% and 5.28%. The Group’s time deposits with maturity over three months consist of all RMB denominated time deposits with interest rates ranging between 3.33% and 3.78%. The bank balances are deposited with creditworthy banks with no recent history of default.

23.	ACCOUNTS PAYABLE

As at December 31, 2007 and 2006, substantially all the accounts payable were aged within six months. The accounts payable are non-interest-bearing and are normally settled within six months.

24.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2006	2007
	RMB’000	RMB’000

Accrued payroll and welfare payable	251,251	373,329
Provision for retirement and termination benefits	282,710	428,133
Accrued expenses	3,188,603	3,933,793
Advances from customers	183,850	740,873
Royalties payable	360,334	374,272
Special oil gain levy payable	567,387	2,945,323
Other payables	647,364	255,535

	5,481,499	9,051,258

Other payables are non-interest-bearing and have an average term of less than six months.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

25.	LONG TERM BANK LOANS

As at December 31, 2007, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

	Effective interest rate and final maturity	2006	2007
		RMB’000	RMB’000

RMB denominated bank loans	Effective interest rate of 4.05% per annum with maturity through 2016	500,000	500,000
US$ denominated bank loans*	Effective interest rate of LIBOR+0.23%~0.38% per annum with maturity through 2017	1,938,172	2,708,753
Japanese Yen denominated bank loans	Effective interest rate of 4.1% per annum with maturity through to 2007	17,816	—
		2,455,988	3,208,753

Less: Current portion of long term bank loans		(17,816)	—
Less: Liabilities directly associated with non-current asset classified as held for sale (note 37)		—	(488,322)
		2,438,172	2,720,431

*	The amount represented the Group’s share of the utilised bank loans in Tangguh Liquefied Natural Gas Project (“Tangguh LNG Project”).

The Company delivered a guarantee dated October 29, 2007 in favor of Mizuho Corporate Bank, Ltd., as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated October 29, 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated July 31, 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

As at December 31, 2007, all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

25.	LONG TERM BANK LOANS (CONTINUED)

The maturities of the long term bank loans are as follows:

	2006	2007
	RMB’000	RMB’000
Repayable:
Within one year	17,816	—
After one year but within two years	—	21,673
After two years but within three years	17,316	134,723
After three years but within four years	112,556	170,083
After four years but within five years	181,820	702,479
After five years	2,126,480	2,179,795
	2,455,988	3,208,753

Amount due within one year shown under current liabilities	(17,816)	—
Liabilities directly associated with non-current asset classified as held for sale (note 37)	—	(488,322)
	2,438,172	2,720,431

Supplemental information with respect to long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
	Balance	interest rate	during the	during the	during the
For the year ended	at year end	at year end	year	year*	year**
December 31	RMB’000		RMB’000	RMB’000

2007	3,208,753	4.85%	3,208,753	2,832,371	5.05%
2006	2,455,988	5.25%	2,455,988	1,653,027	7.11%

*	The average amount outstanding is computed by dividing the total outstanding principal balances as at January 1, and December 31, by two.

**	The weighted average interest rate is computed by dividing the total weighted average interest rates as at January 1, and December 31, by two.

There are no defaults during the year of principal, interest or redemption terms of the long term bank loans.

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

(iii)
The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on December 15, 2004. The bonds are convertible from January 15, 2005 onwards at a price of HK$6.075 per share, subject to adjustments. The conversion price was adjusted to HK$5.97, HK$5.90 and HK$5.79 per share on June 7, 2005, June 7, 2006 and June 7, 2007, respectively, as a result of the declaration of the dividends for 2004, 2005 and 2006 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has an early redemption option at any time after December 15, 2007 (subject to certain criteria) and a cash settlement option to pay cash in lieu of delivering shares when the bondholders exercise their conversion right. The bondholders also have an early redemption option to require CNOOC Finance (2004) Limited to redeem all or part of the bonds on December 15, 2007 at an early redemption amount of 103.038% of the principal amount.

CNOOC Finance (2004) Limited renounced its cash settlement option by way of a supplemental trust deed dated July 31, 2007 entered into amongst the Company, CNOOC Finance (2004) Limited and BNY Corporate Trustee Services Limited. As such, the derivative component of the convertible bonds is no longer a liability and was transferred to equity.

During the year, convertible bonds with a face value of US$725,848,000 were converted into new shares of the Company. As at December 31, 2007, US$274,151,000 of convertible bonds were outstanding.

For conversion before the renunciation of cash settlement option, the bifurcated derivative component was marked to market through earnings up to the conversion date. The host bond was accreted and any deferred issuance costs was amortized up to the conversion date as if bond were to remain outstanding for its contractual life. The accreted value of the host bond and the marked-to-market value of derivative component were then reclassified into equity. Upon renunciation of the cash settlement option, the entire derivative component was marked to market and reclassified into equity. Subsequent conversions were accounted for in the same way but without considering the derivative component.

On February 21, 2008, CNOOC Finance (2004) Limited extinguished all the outstanding convertible bonds by exercising an early redemption option. The withdrawal of delisting of the convertible bonds on The Stock Exchange of Hong Kong Limited was effective at the close of business on March 6, 2008. The Group currently has no convertible bond liability.

There is no default during the year of principal, interest or redemption term of the long term guaranteed notes.

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

In order to present a more coherent, logical and understandable picture to shareholders, and also to enable the Company to monitor the status of its connected transactions as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) more effectively, the Company has adopted a new categorisation for its related party/continuing connected transactions with CNOOC and/or its associates. On December 8, 2005, the Company entered into three comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited (“COSL”) and Offshore Oil Engineering Co., Ltd (“CNOOC Engineering”) respectively for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the new categories of related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of two years from January 1, 2006. The new categorisation and caps for each category of related party/continuing connected transactions as approved by the independent shareholders of the Company on  December 31, 2005 applicable to the Company for the period from January 1, 2006 to December 31, 2007 are as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group;

•	Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates; and

•	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates.

On December 6, 2007, the independent shareholders of the Company approved the renewal of the continuing connected transactions for the next three years (from January 1, 2008 to December 31, 2010) including the relevant proposed caps. The revised cap for the provision of exploration and support services by CNOOC and/or its associates to the Group for the year ended December 31, 2007 was also approved.

Since the establishment of CNOOC, certain associates of CNOOC specialised in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services to the Group through bidding process. The Group will continue to use these services provided by the associates of CNOOC, including but not limited to COSL, CNOOC Engineering and CNOOC Oil Base Group Limited (“COBGL”). CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its associates are set out below.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services
The services provided by CNOOC and/or its associates to the Group on exploration operations include:

•	well site survey;

•	seismic data acquisition and processing;

•	integrated exploration research services;

•	exploration well operation;

•	related technical services on exploration wells;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

(b)	Provision of oil and gas development and support services
The services provided by CNOOC and/or its associates to the Group on oil and gas development operations include:

•	platform survey;

•	drilling and completion well operation;

•	related technical services on drilling and completion;

•	design, construction, installation and tuning of production facilities;

•	shipping transportation;

•	provision of materials;

•	integrated research on development techniques; and

•	other related technical and supporting services.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(c)	Provision of oil and gas production and support services
The services provided by CNOOC and/or its associates to the Group on oil and gas production operations are set out below. In addition, CNOOC and/or its associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•	integrated research on production techniques;

•	well workover;

•	shipping transportation;

•	oil tanker transportation;

•	provision of materials;

•	maintenance of platform;

•	repair of equipment and pipelines;

•	production operations;

•	oil and gas production labour services;

•	warehousing and storage;

•	lease of equipment and building;

•	road transportation services;

•	telecommunication and network services;

•	wharf services;

•	construction services, including roads, wharfs, buildings, factories and water barriers;

•	maintenance and repair of major equipment;

•	medical, childcare and social services;

•	provision of water, electricity and heat;

•	security and fire services;

•	technical training;

•	accommodation;

•	maintenance and repair of buildings;

•	catering services; and

•	other related technical and supporting services.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(d)	Provision of marketing, management and ancillary services
CNOOC and/or its associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group. Details of these services are set out below:

•	marketing services;

•	management;

•	staff recruitment;

•	publishing;

•	telecommunications;

•	leases of properties;

•	property management;

•	water, electricity and heat supply;

•	car rental;

•	integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

•	integrated research.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its associates leased certain premises to the Group for use of office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its associates also provided management services in respect of certain properties leased to the Group.

Pricing principles for transactions referred to in paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its associates to the Group. In general, the services provided by CNOOC and/or its associates to the Group are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favorable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(d)	Provision of marketing, management and ancillary services (continued)
If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for such service, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

(e)	FPSO vessel leases
The Group leases floating production, storage and offloading (FPSO) vessels from COBGL for use in oil production operations at market prices on normal commercial terms which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil production.

The Group’s transactions with related parties referred to above during the year are as follows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Provision of exploration and support services under exploration expenses	1,290,269	1,940,075	2,812,893
Included in: capitalised under property, plant and equipment	536,735	912,809	2,009,944
Provision of oil and gas field development and support services under development expenses	6,131,879	7,229,841	7,995,999
Provision of oil and gas field production and support services under operating expenses	1,824,298	2,462,513	2,993,985
Provision of marketing, management and ancillary services under selling and administrative expenses	337,816	424,725	494,633
Provision of FPSO vessel leases under operating expenses	148,133	436,783	450,695
	9,732,395	12,493,937	14,748,205

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates

In addition to providing various services to the Group, CNOOC and/or its associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its associates to the Group under paragraphs (a) to (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its associates include:

•        technical consulting;

•        technology transfer;

•        management;

•        technical research services; and

•        other supporting services.

The Group did not enter into any transactions in the above category for the years ended December 31, 2007, 2006 and 2005.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum and natural gas products
The Group sells petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that an individual sales contract will be entered into from time to time between the Group and CNOOC and/or its associates in relation to such sales.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates (continued)

(b)	Long term sales of natural gas and liquefied natural gas
The Group sells natural gas to CNOOC and/or its associates which engage in the downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend to utilise the natural gas products in areas close to the production sites, and in order to ensure the return on investment from the production of natural gas, the Group will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields. The Group has also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh, Indonesia and the North West Shelf, Australia. It is also envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its associates.

For the year ended December 31, 2007, the total sales of petroleum and natural gas products by the Group to CNOOC and/or its associates amounted to approximately RMB40,053,593,000 (2006: RMB35,493,341,000, 2005: RMB26,576,247,000). Among such sales, the sales under long term sales contracts for natural gas and liquefied natural gas amounted to approximately RMB1,524,731,000 (2006: RMB1,247,561,000, 2005: RMB588,297,000), and the sales under the sales contracts of petroleum and natural gas products amounted to approximately RMB38,528,862,000 (2006: RMB34,245,780,000, 2005: RMB25,987,950,000).

(iv)	Transactions with CNOOC Finance Corporation Limited

In addition to the above related party transactions, the Company also entered into a framework agreement (the “Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”) on April 8, 2004. Under the Framework Agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Such services include placing of the Group’s cash deposits with CNOOC Finance, the settlement services for transactions between the Group and other entities including CNOOC and its associates and the provision of loans. The charges including the interest rates and other fees levied by CNOOC Finance for its financial services to the Group are based on the pricing policies of CNOOC Finance, which are subject to the People’s Bank of China guidelines, as well as guidelines published by PRC self-regulatory bodies, such as China National Association of Finance Companies. Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

As the waiver for the deposit services provided by CNOOC Finance to the Group with the cap of RMB6.8 billion which expired on April 7, 2007 was not renewed, the Group has only continued to use the financial services provided by CNOOC Finance to the extent that they are exempted from the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules since then. For the year ended December 31, 2007, the interest income earned from deposits in CNOOC Finance amounted to approximately RMB26,875,000 (2006: RMB65,499,000, 2005: RMB58,076,000).

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

(iv)	Transactions with CNOOC Finance Corporation Limited (continued)

For the period from  January 1 to April 7, 2007, the maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to approximately RMB6,501,841,000 (2006: RMB6,395,706,000, 2005: RMB3,922,468,000).

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

Details of the compensation of the key management personnel of the Group are disclosed in note 11 to the consolidated financial statements.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand.

28.	PROVISION FOR DISMANTLEMENT

Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. The provision for dismantlement has been classified under long term liabilities. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year’s income statement charge represents the amortisation charge on the dismantlement liabilities capitalised in accordance with HKAS 37 and is included in the accumulated depreciation, depletion and amortisation of property, plant and equipment in note 15 to the financial statements.

The details of the provision for dismantlement are as follows:

	2006	2007
	RMB’000	RMB’000

At beginning of year:	4,161,663	5,412,581
Additions during the year and capitalised in oil and gas properties	999,996	1,018,980
Increase in discounted amount of provisions arising from the passage of time included in finance costs (note 9)*	250,922	305,758
At the end of year	5,412,581	6,737,319

*	The discount rate used for calculating the amount of provisions arising from the passage of time is 5% (2006: 5%).

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL

Shares

	Number of Shares	Share capital HK$’000	Issued share capital equivalent of RMB’000
Authorised:
Ordinary shares of HK$0.02 each as at December 31, 2006 and December 31, 2007	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at January 1, 2006	41,054,675,375	821,094	876,635
Exercise of options	1,150,000	23	24
Issue of new shares for cash	2,272,727,273	45,454	46,994

As at December 31, 2006	43,328,552,648	866,571	923,653
Conversion of bonds	974,064,328	19,481	18,888
As at December 31, 2007	44,302,616,976	886,052	942,541

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

Pre-Global Offering Share Option Scheme
On February 4, 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options for an aggregate of 23,100,000 shares have been granted;

2.	the subscription price per share is HK$1.19; and

3.	the period during which an option may be exercised is as follows:

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONTINUED)

Share option schemes (continued)

Pre-Global Offering Share Option Scheme (continued)
(a)	50% of the rights to exercise the options shall vest 18 months after the date of the grant; and

(b)	50% of the rights to exercise the options shall vest 30 months after the date of the grant.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONTINUED)

Share option schemes (continued)

2002 Share Option Scheme (continued)
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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONTINUED)

Share option schemes (continued)

2002 Share Option Scheme (continued)
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

3.	the closing price of the shares on the HKSE as stated in daily HKSE’s quotations sheet on the date of the grant of the option.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONTINUED)

Share option schemes (continued)

2005 Share Option Scheme (continued)
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

On May 25, 2007, the Board approved a grant of options in respect of 87,222,000 shares to the Company’s Directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$7.29 per share. The closing market price immediately before the date on which such options were granted was HK$7.43 per share. Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from May 25, 2007.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
29.	SHARE CAPITAL (CONTINUED)

Share option schemes (continued)
During the year ended December 31, 2007, the movements in the options granted under all of the above share option schemes were as follows:

	Number of share options									Price of the Company’s shares	Weighted average price of the Company's shares
Name of category of grantee	At January 1 2007	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At December 31 2007	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Immediately before the grant date of options HK$ per share	Immediately before the exercise date HK$ per share	At exercise date of options HK$ per share

Executive Directors
Chengyu Fu	1,750,000	—	—	—	—	1,750,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	2,500,000	—	—	—	—	2,500,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	3,500,000	—	—	—	—	3,500,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	3,850,000	—	—	—	—	3,850,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
	—	4,041,000	—	—	—	4,041,000	May 25, 2007	May 25, 2007 to May 25, 2017	7.29	7.43	—	—
Shouwei Zhou	1,400,000	—	—	—	—	1,400,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,750,000	—	—	—	—	1,750,000	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	1,750,000	—	—	—	—	1,750,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	2,450,000	—	—	—	—	2,450,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	2,700,000	—	—	—	—	2,700,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
	—	2,835,000	—	—	—	2,835,000	May 25, 2007	May 25, 2007 to May 25, 2017	7.29	7.43	—	—
Guangqi Wu	1,610,000	—	—	—	—	1,610,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
		1,857,000	—	—	—	1,857,000	May 25, 2007	May 25, 2007 to May 25, 2017	7.29	7.43	—	—
Hua Yang	1,150,000	—	—	—	—	1,150,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONTINUED)

Share option schemes (continued)
During the year ended December 31, 2007, the movements in the options granted under all of the above share option schemes were as follows: (continued)

	Number of share options									Price of the Company’s shares	Weighted average price of the Company's shares
Name of category of grantee	At January 1 2007	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At December 31 2007	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Immediately before the grant date of options HK$ per share	Immediately before the exercise date HK$ per share	At exercise date of options HK$ per share

	1,150,000	—	—	—	—	1,150,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	1,610,000	—	—	—	—	1,610,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
	—	1,857,000	—	—	—	1,857,000	May 25, 2007	May 25, 2007 to May 25, 2017	7.29	7.43	—	—
Non-executive Directors
Han Luo	1,400,000	—	—	—	—	1,400,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	1,610,000	—	—	—	—	1,610,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
	—	1,857,000	—	—	—	1,857,000	May 25, 2007	May 25, 2007 to May 25, 2017	7.29	7.43	—	—
Xinghe Cao	800,000	—	—	—	—	800,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
	—	1,857,000	—	—	—	1,857,000	May 25, 2007	May 25, 2007 to May 25, 2017	7.29	7.43	—	—
Zhenfang Wu	800,000	—	—	—	—	800,000	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
	—	1,857,000	—	—	—	1,857,000	May 25, 2007	May 25, 2007 to May 25, 2017	7.29	7.43	—	—

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONTINUED)

Share option schemes (continued)

During the year ended December 31, 2007, the movements in the options granted under all of the above share option schemes were as follows: (continued)

	Number of share options									Price of the Company’s shares	Weighted average price of the Company's shares
Name of category of grantee	At January 1 2007	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At December 31 2007	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Immediately before the grant date of options HK$ per share	Immediately before the exercise date HK$ per share	At exercise date of options HK$ per share

Independent Non-executive Directors
Chiu Sung Hong	1,150,000	—	—	—	—	1,150,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
Evert Henkes	1,150,000	—	—	—	—	1,500,000	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
Other Employees
In aggregate	6,250,000	—	—	—	—	6,250,000	March 12, 2001	March 12, 2001 to March 12, 2011	1.19	1.23	—	—
	19,650,000	—	—	(3,450,000)	—	16,200,000	August 27, 2001	August 27, 2001 to August 27, 2011	1.232	1.46	—	—
	22,333,300	—	—	(3,450,000)	—	18,883,300	February 24, 2003	February 24, 2003 to February 24, 2013	2.108	2.09	—	—
	29,733,267	—	—	(3,200,000)	—	26,533,267	February 5, 2004	February 5, 2004 to February 5, 2014	3.152	3.13	—	—
	45,183,333	—	—	(4,620,000)	—	40,563,333	August 31, 2005	August 31, 2005 to August 31, 2015	5.62	5.75	—	—
	65,920,000	—	—	(9,006,667)	—	56,913,333	June 14, 2006	June 14, 2006 to June 14, 2016	5.56	5.30	—	—
	—	71,061,000	—	(2,100,000)	—	68,961,000	May 25, 2007	May 25, 2007 to May 25, 2017	7.29	7.43	—	—

Total	242,399,900	87,222,000	—	(25,826,667)	—	303,795,233

*	The share options are only exercisable by the relevant grantees upon the vesting of such share options. The vesting of the Company’s share options is by stage and the details are disclosed above.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	SHARE CAPITAL (CONTINUED)

Share option schemes (continued)
The fair value of the share options granted during the year was HK$148,277,400 (2006: HK$126,795,127, 2005:HK$103,881,616) and the Group recognised equity-settled share option expenses of approximately RMB98,237,000 (2006: RMB75,768,000; 2005: RMB29,123,000) during the year.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

The following table lists the assumptions to the model used:

	2005	2006	2007

Dividend yield	2%	2.00%	3.58%
Expected volatility	31%	32.10%	30.80%
Risk-free interest rate	4.57%	5.53%	4.25%
Expected life of option	5 years	5 years	5 years
Weighted average share price	HK$5.62	HK$5.56	HK$7.29
Grant-date fair value	HK$1.58	HK$1.54	HK$1.70

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

Details of the share options outstanding during the year are as follows:

	2006		2007
	No. of share options	Weighted average exercise price	No. of share options	Weighted average exercise price
		HK$		HK$
Outstanding at beginning of the year	169,063,300	3.45	242,399,900	4.13
Granted during the year	82,320,000	5.56	87,222,000	7.29
Forfeited during the year	(7,833,400)	4.60	(25,826,667)	4.37
Exercised during the year	(1,150,000)	3.15	—	—
Outstanding at end of year	242,399,900	4.13	303,795,233	5.02

Exercisable at end of year	113,013,133	2.73	154,143,233	3.53

No share option had been cancelled during the year ended December 31, 2007.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 0.69% of the Company’s shares in issue as at that date. The aggregate intrinsic value and the weighted average remaining contractual life of share options outstanding at the end of the year is RMB2,349,754,052 and 7.50 years respectively (2006: RMB791,478,699 and 7.76 years respectively). The aggregate intrinsic value and the weighted average remaining contractual life of share options exercisable at the end of the year is RMB1,407,312,303 and 6.12 years respectively (2006: RMB527,965,205 and 6.30 years respectively). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 303,795,233 additional ordinary shares of the Company and additional share capital of RMB5,689,356 and share premium of RMB1,421,132,027.

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

As at December 31, 2007, the general reserve fund amounted to RMB10,000,000,000 (2006: RMB9,460,631,000), representing 50.0% (2006: 47.3%) of the total registered capital of CNOOC China Limited.

Included in retained earnings is an amount of approximately RMB1,774,109,000 (2006: RMB1,183,515,000), being the retained earnings attributable to associates.

The Company’s ability to distribute dividends will largely depend on the dividends it receives from its subsidiaries. The dividends distributable by the Company’s subsidiaries to the Company are determined in accordance with the relevant accounting principles required by the local authorities. As at December 31, 2007, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB56,774,492,000 (2006: RMB40,013,439,000).

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

31.	RETIREMENT AND TERMINATION BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 10% to 22% of the employees’ basic salaries.

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

32.	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of profit before tax to cash generated from operations

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Profit before tax	36,300,934	44,123,256	43,310,622

Adjustments for:
Interest income	(359,294)	(781,536)	(672,987)
Finance costs	1,100,532	1,799,370	1,953,698
Exchange gains , net	(287,027)	(308,382)	(1,855,969)
Share of profit of associates	(307,075)	(321,676)	(719,039)
Minority interest share of losses	—	—	(41,945)
Investment income	(247,893)	(613,028)	(902,378)
Provision for inventory obsolescence	33,088	2,004	4,651
Depreciation, depletion and amortisation	5,964,740	6,933,214	7,374,469
Loss on disposals and write-off of property, plant and equipment	141,574	408	55,755
Dismantlement	252,857	472,269	561,701
Amortisation of discount of long term guaranteed notes	41,959	32,760	78,090
Impairment losses related to property, plant and equipment	90,190	252,357	613,505
Equity-settled share option expenses	29,123	75,768	98,237

	42,753,708	51,666,784	49,858,410

Increase in accounts receivable	(1,001,296)	(160,089)	(1,768,887)
Increase in inventories and supplies	(108,405)	(493,857)	(640,185)
Decrease / (increase) in other current assets	(342,087)	(1,629,248)	809,700
Increase in amounts due from related companies	(925,824)	(241,250)	(958,945)
Increase / (decrease) in an amount due to the parent company	118,422	(31,521)	130,267
Increase in accounts payable, other payables and accrued liabilities	677,522	1,552,855	4,760,476
Increase / (decrease) in other taxes payable	(24,900)	(177,165)	492,613
Increase in amounts due to related companies	548,508	415,337	358,153

Cash generated from operations	41,695,648	50,901,846	53,041,602

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

33.	COMMITMENTS

(i)	Capital commitments

As at December 31, 2007, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2006	2007
	RMB’000	RMB’000

Contracted, but not provided for	11,857,620	8,655,830
Authorised, but not contracted for	30,029,132	24,498,130

As at December 31, 2007, the Group had unutilised banking facilities amounting to approximately RMB46,997,140,000 (2006: RMB47,040,884,000).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 1 month to 5 years.

As at December 31, 2007, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2006	2007
Commitments due:	RMB’000	RMB’000
- Within one year	47,458	84,508
- In the first to second years, inclusive	37,712	16,419
- After the second but before the fifth years, inclusive	7,962	1,802
	93,132	102,729

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 6 years to 10 years.

As at December 31, 2007, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2006	2007
Commitments due:	RMB’000	RMB’000
- Within one year	299,619	391,384
- In the first to second years, inclusive	299,619	363,327
- After the second but before the fifth years, inclusive	882,329	849,404
- After five years	-	262,816
	1,481,567	1,866,931

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

33.	COMMITMENTS (CONTINUED)

(iii)	Contingent liabilities

On January 8, 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on April 20, 2006. The OML130 project is still in the exploration and development phase.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement in the tax filings made for the OML130 Transaction. The final tax audit results might affect the acquisition cost of the Company for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses and/or adjustment to the acquisition cost of OML 130 which might arise as a result of the dispute.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS

(a)	Currency swap contracts

The Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at a fixed rate of 4.5% per annum. The interest rate stipulated in the swap contract for the United States dollars was the floating LIBOR rate. The Japanese Yen loans were fully paid and the currency swap contract had expired as at December 31, 2007.

(b)	Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits, current available-for-sale investments, accounts receivable, other current assets, accounts payable, other payables and balances with related companies approximated to their fair values at the balance sheet date due to the short maturity of these instruments.

The estimated fair value of the Group’s long term bank loans based on current market interest rates was approximately RMB3,175,413,000 as at December 31, 2007 (2006: RMB2,450,147,000), which was the present value of the loans’ future cash flows discounted by the interest rates as at December 31, 2007. The fair value of the floating interest rate loan equalled to the carrying amount as at December 31, 2007.

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB11,932,142,000 as at December 31, 2007 (2006: RMB17,735,947,000), which was calculated based on the market price as at  December 31,2007.

(c)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

     Financial assets
     2007

			Available-
	Held-to-		for-sale
	maturity	Loans and	financial
	investments	receivables	assets	Total
	RMB'000	RMB'000	RMB'000	RMB'000

Available-for-sale financial assets	—	—	8,506,680	8,506,680
Accounts receivable	—	7,129,848	—	7,129,848
Due from related companies	—	3,299,392	—	3,299,392
Held-to-maturity financial asset	3,000,000	—	—	3,000,000
Financial assets included in other current assets	—	1,606,462	—	1,606,462
Time deposits with maturity
over three months	—	7,200,000	—	7,200,000
Cash and cash equivalents	—	23,356,569	—	23,356,569
	3,000,000	42,592,271	8,506,680	54,098,951

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Financial instruments by category (continued)

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows (continued):

Financial liabilities
2007
Financial liabilities
at amortised cost
RMB'000

Accounts payable	5,051,420
Financial liabilities included in other payables and accrued liabilities	4,316,003
Due to the parent company	587,228
Due to related companies	1,533,424
Interest-bearing bank and other borrowings	3,208,753
Long term guaranteed notes	8,325,519
23,022,347

Financial assets
2006
		Available-
		for-sale
	Loans and	financial
	receivables	assets	Total
	RMB'000	RMB'000	RMB'000

Available-for-sale financial assets	—	13,407,058	13,407,058
Accounts receivable	5,437,873	—	5,437,873
Due from related companies	2,340,447	—	2,340,447
Financial assets included
in other current assets	2,358,070	—	2,358,070
Time deposits with maturity over
three months	9,232,797	—	9,232,797
Cash and cash equivalents	14,364,055	—	14,364,055
	33,733,242	13,407,058	47,140,300

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Financial instruments by category (continued)

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows (continued):

Financial liabilities
2006

	Financial liabilities at fair value through profit or loss – designated as such upon initial recognition	Financial liabilities at amortised cost	Total
	RMB’000	RMB’000	RMB’000

Accounts payable	—	4,145,977	4,145,977
Financial liabilities included
in other payables and accrued liabilities	—	1,758,935	1,758,935
Due to the parent company	—	456,961	456,961
Due to related companies	—	1,175,271	1,175,271
Interest-bearing bank and other borrowings	—	2,455,988	2,455,988
Derivative financial instruments	2,988,387	—	2,988,387
Long term guaranteed notes	—	14,897,454	14,897,454

	2,988,387	24,890,586	27,878,973

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.	CONCENTRATION OF RISKS

The Group’s principal financial instruments, other than derivatives, comprise bank loans, convertible bonds, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

(a)	Credit risk
The carrying amount of the Group’s cash and cash equivalents, time deposits, liquidity funds and bond investments, accounts receivable and other receivables, and amounts due from related parties and other current assets except for prepayments represents the Group’s maximum exposure to credit risk in relation to its financial assets.

The majority of the Group’s accounts receivable is related to sales of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally does not require collateral on accounts receivable. The Group made impairment on doubtful receivables and actual losses have been within management’s expectation.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the balance sheet date, the Group has certain concentrations of credit risk as 52% (2006: 31%) and 83% (2006: 56%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.	CONCENTRATION OF RISKS (CONTINUED)

(b)        Oil and gas price risk
As our oil prices are mainly determined by reference to the oil prices in international markets, changes in international oil prices have a large impact on us. Unstable and high volatility of international oil prices will have a significant effect on our net sales and net profits.

(c)        Currency risk
Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollar (“US dollars”). In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From that day to December 28, 2007 (the last working day in 2007), Renminbi has appreciated by approximately 13.31% against US dollars.

The management has assessed the Group’s exposure to foreign currency risks by using a sensitivity analysis on the change in foreign exchange rate of US dollars, to which the Group is mainly exposed to as at December 31, 2006 and 2007. Based on management’s assessment, a reasonably possible change in foreign exchange rate of US dollar of 5 percent is used, and assuming that had the change in foreign currency rates had occurred at 31 December, the exposures of the Group’s results of operations, monetary assets and liabilities and investment in its foreign subsidiaries were less than 0.10% of the profit of the year.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.	CONCENTRATION OF RISKS (CONTINUED)

(c)        Currency risk (continued)
The appreciation of Renminbi against US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since approximately 96% of the Group’s debts are also denominated in US dollars.

(d)        Interest rate risk
As of the end of 2007, the interest rates for 78% of the Group’s debts were fixed. The term of the weighted average balance was approximately 8.5 years. The fixed interest rate can reduce the volatility of financial cost and is considered to be favorable under the environment of rising interest rate hike.

(e)        Business risk
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

(f)        Liquidity risk
The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants, to ensure that it maintains sufficient cash and cash equivalents, and readily realisable available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

(g)        Concentration of customers
A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis. Details of the sales to these customers are as follows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

China Petroleum & Chemical Corporation	28,319,981	30,977,233	36,681,065
PetroChina Company Limited	3,717,446	8,881,328	12,116,807
Panjin Northern Asphalt Company Limited	1,510,240	1,900,170	2,179,059
Arcadia Petroleum Limited	2,407,989	1,906,631	1,286,727
Castle Peak Power Company Limited	2,179,425	1,137,371	1,050,024

China Petroleum & Chemical Corporation and PetroChina Company Limited, which are customers in both the independent operations segment and the production sharing contracts segment, account for 47% and 15% of the Group’s consolidated revenue respectively.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.	CONCENTRATION OF RISKS (CONTINUED)

(h)       Capital management

The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes during the years end December 31, 2007 and December 31, 2006.

The Group monitors capital on the basis of the debt to capitalisation ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to equity holders plus interest bearing debts).

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Interest-bearing loans and borrowings	850,066	2,455,988	3,208,753
Long term guaranteed notes	16,531,780	17,885,841	8,325,519
Interest-bearing debts	17,381,846	20,341,829	11,534,272

Equity attributable to equity holders	73,603,097	107,771,928	134,314,738

Total capital	90,984,943	128,113,757	145,849,010

Gearing ratio	19.1%	15.9%	7.9%

36.	CHARGE OF ASSETS

CNOOC NWS Private Limited is a wholly-owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interests in the NWS Project.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

37.	SUBSEQUENT EVENTS

The Company and certain of its subsidiaries were the named defendants (the “Defendants”) in a case brought by a subsidiary of Talisman Energy Inc. (the “Plaintiff”) which is a partner of a joint operating agreement (the “JOA”) relating to the Southeast Sumatra production sharing contract working area in Indonesia. The Plaintiff was claiming rights under the JOA to demand an interest in the Tangguh LNG Project. The Defendants have fully settled the litigation with the Plaintiff and Talisman Energy Inc. by reaching an agreement to sell to Talisman Energy Inc. a 3.05691% working interest in the Tangguh LNG Project for a consideration of US$212.5 million. The transaction was completed through the equity transfer of an indirect subsidiary of the Company and became effective on January 1, 2008 (Hong Kong time). The Company through its subsidiary continues to hold a 13.89997% working interest in the Tangguh LNG Project after the sale.

Accordingly, the related property, plant and equipment are classified as a non-current asset classified as held for sale and the related long term bank loan is classified as liabilities directly associated with non-current asset classified as held for sale as at December 31, 2007.

38.	COMPARATIVE AMOUNTS

Certain comparative amounts have been adjusted to conform with the current year's presentation. Due to the adoption of the new and revised HKFRSs during the current year, certain comparative amounts were disclosed for the first time in 2007.

39.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

(a)        Impairment of long-lived assets
Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset’s carrying amount exceeds the higher of an asset’s fair value less costs to sell and value in use, which incorporates discounting the asset’s estimated future cash flows.

Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of a property. The fair value of the property is estimated by the Group using the present value of future cash flows. The impairment is determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management’s estimate of future cash flows and consequently the carrying value of properties.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

39.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONTINUED)

(a)       Impairment of long-lived assets (continued)
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

For the year ended December 31, 2007, an impairment of approximately RMB613,505,000 related to an aged oil field was recognised under both Hong Kong GAAP and US GAAP. For the year ended December 31, 2006, an impairment of approximately RMB252,357,000 was recognised under Hong Kong GAAP and no impairment was recognised under US GAAP because the carrying amounts of certain oil and gas fields exceed their fair values estimated using discounted future cash flows even though the undiscounted future cash flows of these oil and gas fields exceed their respective carrying amounts. As a result, additional depreciation of approximately RMB34,080,000 was recognised under US GAAP.

(b)        Accounting for convertible bonds
With effect from January 1, 2005, under HKAS 32 Financial Instruments: Disclosure and Presentation, financial instruments with cash settlement options and other derivative components need to be bifurcated into a debt component and a derivative component. The derivative component is marked to market at each balance sheet date and the differences are charged/credited to the consolidated income statement. However, with the renunciation of the cash settlement option in relation to the Group’s convertible bonds on July 27, 2007, under Hong Kong GAAP, the derivative component is transferred to equity. As such, no further mark-to-market of the derivative component is required going forward. There was no impact on the debt component, which has been stated at amortised cost.

Under US GAAP, convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. According to SFAS No. 133 Implementation Issue No. C8, the renunciation of the cash settlement options does not cause the derivative component to be reclassified to an equity component, therefore the derivative component is still marked to market at each balance sheet date and the differences will be charged/credited to the consolidated income statement. The debt component is stated at amortised cost.

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

The embedded derivative features within the convertible bonds that would individually warrant separate accounting as a derivative instrument under SFAS No. 133 are bundled together as a single, compound embedded derivative instrument that is bifurcated and accounted for separately from the host contract under SFAS No. 133. The Company used the binominal tree valuation model to value the compound embedded derivative features both initially and at each reporting period to record the changes in fair value of the derivative instruments.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

39.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONTINUED)

(b)       Accounting for convertible bonds (continued)
Instruments with potential embedded derivative features are evaluated at inception to determine whether such features meet the definition of a derivative. The embedded derivative feature would be separated from the host contract and accounted for as a derivative instrument only if all of the following conditions are met:

(i)	the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract;

(ii)	the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value; and

(iii)	a separate instrument with the same terms as the embedded derivative instrument would meet the definition of a derivative as described in SFAS No. 133.

The Group’s convertible bonds include the following embedded derivative features that warrant separate accounting as a single, compound embedded derivative instrument under SFAS No. 133:

(i)	The bondholders’ right to convert the convertible bonds into the Company’s shares at specific price;

(ii)
Prior to the renunciation of cash settlement option, upon exercise of the conversion right by the bondholders of the convertible bonds, the Company has the option to settle the exercise of the conversion right in cash; and

(iii)	The convertible bonds are denominated in US dollars and are convertible into the Company’s share denominated into Hong Kong dollars using a fixed exchange rate of US$1 to HK$7.77.

(c)        Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes, the future development cost and provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

(d)        Segment reporting
The Group’s segment information is based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group’s consolidated Hong Kong GAAP financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

39.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONTINUED)

(e)        Income tax
The Group completed the acquisition of certain oil and gas interests in Nigeria in 2006. The oil and gas properties are still under exploration and development stage.

According to HKAS 12 “Income Taxes”, no deferred income tax liability is recognised for an asset acquisition. However, under US GAAP, a deferred income tax liability is recognised in accordance with EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions that are not Accounted for as Business Combinations”. Accordingly, both the property, plant and equipment and deferred tax liabilities related to OML130 are increased by RMB16,014,569,000 under US GAAP. The difference in accounting treatment has had no impact on the net equity reported under US GAAP.

(f)        Provision for dismantlement
Hong Kong GAAP requires the provision for dismantlement to be recorded for a present obligation no matter whether the obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. In cases of remeasuring the provision for dismantlement of oil and gas properties, the Group shall use such a discount rate as mentioned above no matter whether future cash flows would move upward or downward. HK(IFRIC)-Int 1 requires that adjustments arising from changes in the estimated cash flows or the current discount rate should be added to or deducted from the cost of the related asset and liability.

Under US GAAP, SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation to be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under SFAS No. 143, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. If the Group remeasures the provision for dismantlement of oil and gas properties, upward revisions in the amount of undiscounted estimated cash flows shall be discounted using the current credit-adjusted risk-free rate; downward revisions in the amount of undiscounted estimated cash flows shall be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognised. In cases that changes occur to the discount rate, the Group shall apply the original discount rate used to initially measure the dismantlement costs, rather than remeasuring the liability for changes in the discount rate. There were no differences between the amounts under Hong Kong GAAP and US GAAP for the periods presented.

(g)        Income tax rates
Under Hong Kong GAAP, HKAS 12 required the application of tax rates that have been enacted or substantively enacted by the balance sheet date.

Under US GAAP, SFAS No. 109 requires that a deferred tax liability or asset shall be measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realised.

There were no differences in the tax rates used for both Hong Kong GAAP and US GAAP for the periods presented.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

39.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONTINUED)

(h)       Accounting for uncertainty in income taxes
Under US GAAP, FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognised in the financial statements. It provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 by the Company on January 1, 2007 had no significant impact on its financial position and result of operations.

However, under HK GAAP, there are no established standards specifically dealing with accounting for uncertainty in income taxes except for HKAS 37 Provisions, Contingent Liabilities and Contingent Assets that applies to all contingencies.

(i)	Effects on net profit and equity
The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:

	Net Profit
	2005	2006	2007
	RMB’000	RMB’000	RMB’000

As reported under Hong Kong GAAP	25,323,122	30,926,943	31,258,299

Impact of U.S GAAP adjustments:
- Fair value losses on embedded derivative component of convertible bonds	—	—	(2,975,664)
- Reversal of impairment losses related to property, plant and equipment	—	252,357	—
- Deferred income tax related to impairment losses on property, plant and equipment	—	(75,708)	—
- Depreciation of property, plant and equipment due to reversal of impairment losses	—	—	(34,080)
- Deferred income tax related to depreciation of property, plant and equipment	—	—	8,520
- Unrealised gains transferred from equity to the income statement	20,036	—	—

Net profit under US GAAP	25,343,158	31,103,592	28,257,075

Net profit per share under US GAAP
- Basic	RMB0.62	RMB0.73	RMB0.65

- Diluted	RMB0.61	RMB0.73	RMB0.65

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

39.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONTINUED)

(i)	Effects on net profit and equity (continued)
The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarised below: (continued)

	Net equity
	2005	2006	2007
	RMB’000	RMB’000	RMB’000

As reported under Hong Kong GAAP	73,603,097	107,771,928	134,314,738

Impact of U.S GAAP adjustments:
- Reversal of derivative component of convertible bonds reclassified to equity	—	—	(4,471,324)
- Addition of share premium related to conversion of bonds	—	—	4,076,738
- Fair value losses on embedded derivative component of convertible bonds	—	—	(2,975,664)
- Reversal of impairment losses related to property, plant and equipment	—	252,357	252,357
- Deferred income tax related to impairment losses on property, plant and equipment	—	(75,708)	(75,708)
- Depreciation of property, plant and equipment due to reversal of impairment losses	—	—	(34,080)
- Deferred income tax related to depreciation of property, plant and equipment	—	—	8,520
- Reversal of additional accumulated depreciation, depletion and amortisation arising from the revaluation surplus on land and buildings	44,207	44,207	44,207
Net equity under US GAAP	73,647,304	107,992,784	131,139,784

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

39.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONTINUED)

(j)	Comprehensive income
According to SFAS No. 130, “Reporting comprehensive income”, the Group is required to include a statement of other comprehensive income for revenues and expenses, gains and losses which under US GAAP are included in comprehensive income and excluded from net income.

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Net income under US GAAP	25,343,158	31,103,592	28,257,075
Other comprehensive income:
Foreign currency translation adjustments	(493,289)	(1,257,594)	(3,861,917)
Unrealised gains on available-for-sale investments	69,069	60,010	63,426
Less: Reclassification adjustment for gains included in net income	(20,036)	(69,069)	(60,010)

Comprehensive income under US GAAP	24,898,902	29,836,939	24,398,574

The movement of accumulated other comprehensive income components are as follows:
		Unrealised
	Foreign	gains on	Accumulated
	currency	available	other
	translation	-for-sale	comprehensive
	adjustments	investments	income
	RMB’000	RMB’000	RMB’000

Balance at December 31, 2004	(19,654)	20,036	382
Reversal of current year’s realised gains	—	(20,036)	(20,036)
Current year’s change	(493,289)	69,069	(424,220)

Balance at December 31, 2005	(512,943)	69,069	(443,874)
Reversal of current year’s realised gains	—	(69,069)	(69,069)
Current year’s change	(1,257,594)	60,010	(1,197,584)

Balance at December 31, 2006	(1,770,537)	60,010	(1,710,527)
Reversal of current year’s realised gains	—	(60,010)	(60,010)
Current year’s change	(3,861,917)	63,426	(3,798,491)

Balance at December 31, 2007	(5,632,454)	63,426	(5,569,028)

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

39.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONTINUED)

(k)	Additional disclosure under FSP19-1

The Group adopted FASB Staff Position FAS19-1, “Accounting for Suspended Well Costs”. Upon adoption of the FSP, the Group evaluated all existing capitalised exploratory well costs under the provisions of the FSP. The following table reflects the net changes in capitalised exploratory well costs during 2006 and 2007, and does not include amounts that were capitalised and subsequently expensed in the same period. Capitalised exploratory well costs for fiscal year ended December 31, 2005 are presented based on the Group’s previous accounting policy.

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Beginning of year	429,461	281,573	879,189
Additions to capitalised exploratory well costs
pending the determination of proved reserves	279,180	803,184	1,592,302
Reclassifications to oil and gas properties
based on the determination
of proved reserves	(328,475)	(182,582)	(36,027)
Capitalised exploratory well
costs charged to expense	(98,242)	(7,976)	(385,609)
Exchange realignment	(351)	(15,010)	(55,913)

End of year	281,573	879,189	1,993,942

Aging of capitalised exploratory well costs and the number of projects for which exploratory well costs have been capitalised for a period greater than one year as follows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Capitalised exploratory well costs
that have been capitalised
for a period for one year or less	281,573	834,333	1,549,223
Capitalised exploratory well costs
that have been capitalised
for a period greater than one year	—	44,856	444,719

End of year	281,573	879,189	1,993,942

Number of projects for which exploratory
well costs have been
capitalised for a period greater than one year	—	1	4

The RMB444,719,000 of suspended well costs capitalised for a period greater than one year as at December 31, 2007 represents six exploratory wells in four projects. RMB48,162,000 is related to wells drilled in 2005 and 2006 for two projects that had drilling activities under way that were firmly planned for the near future, and RMB396,557,000 is related to wells drilled in 2005 and 2006 for two projects, for which additional drilling was not deemed necessary, because the presence of hydrocarbons had already been established, and other activities were in process to enable a future decision on project development.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

39.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (CONTINUED)

(l)	Impact of recently issued accounting standards

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007) “Business Combinations”(“SFAS No.141(R)”), which requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. It also requires acquisition-related costs, as well as restructuring costs the acquirer expects to incur for which it is not obligated at acquisition date, to be recorded against income rather than included in purchase-price determination. Under this statement, contingent arrangements shall be recognised at their acquisition-date fair values, with subsequent changes in fair value generally reflected in income. SFAS No. 141(R) will become effective for business combinations for which the acquisition date is on or after January 1, 2009. We are currently evaluating the potential impact of SFAS No. 141(R) on our financial position and results of operations.

In December 2007, FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It will become effective for the accounting period beginning on or after January 1, 2009. We are currently evaluating the potential impact of SFAS No. 160 on our financial position and results of operations.

In March 2008, FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”, which amends and expands the disclosure requirements of SFAS No.133, Accounting for Derivative Instruments and Hedging Activities. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. It will become effective for financial statements issued for accounting period beginning on or after January 1, 2009. As our existing accounting policy for derivatives complies with the requirements of this Statement, we do not believe the adoption of SFAS No. 161 will have a material effect on our financial statements disclosures.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the United States Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities”. The disclosures are categorised by the geographical areas in which the Group conducts oil and gas activities. Except for PRC and Indonesia, the information on the other geographical areas, such as Australia, Myanmar, Morocco and Nigeria etc., are combined in the following disclosures as “Others”, among which all the other projects are still in joint study, exploration or development stage except that the North West Shelf Project in Australia is in production stage.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(a)	Reserve Quantity Information (continued)
Proved developed and undeveloped reserves

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

December 31, 2004	1,350	4,282	101	321	–	–	1,451	4,603
Purchase of reserves	–	–	–	–	25	603	25	603
Discoveries and extensions	133	314	–	17	–	–	133	331
Production	(121)	(101)	(9)	(34)	–	–	(130)	(135)
Revisions of prior estimates	(7)	–	(19)	(7)	–	–	(26)	(7)

December 31, 2005	1,355	4,495	73	297	25	603	1,453	5,395
Purchase of reserves	–	–	2 *	694 *	41	–	43	694
Discoveries and extensions	132	109	–	11	–	–	132	120
Production	(127)	(130)	(8)	(39)	(1)	(10)	(136)	(179)
Revisions of prior estimates	(18)	95	12	22	–	58	(6)	175

December 31, 2006	1,342	4,569	79	985	65	651	1,486	6,205
Purchase of reserves	–	–	–	–	–	–	–	–
Discoveries and extensions	136	158	–	–	36	94	172	252
Production	(125)	(129)	(7)	(44)	(2)	(35)	(134)	(208)
Revisions of prior estimates	52	(171)	(17)	68	2	50	37	(53)

December 31, 2007	1,405	4,427	55 **	1,009 **	101	760	1,561	6,196

*
The acquisition of the Tangguh LNG Project was completed in 2004. No proved reserves have been included until 2006 when the related sales contracts were signed and the necessary criteria of proved reserves were fulfilled.

**
Included in the proved reserves of 0.4 mmbls of oil and 137 bcf of natural gas represent the interest of 3.05691% working interest in the Tangguh LNG Project which was sold to Tailisman Energy Inc. after year end.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(a)	Reserve Quantity Information (continued)
Enterprise’s proportional interest in reserves of investees accounted for by the equity method:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

December 31, 2005	3	36	–	–	–	–	3	36
December 31, 2006	2	26	–	–	–	–	2	26
December 31, 2007	3	27	–	–	–	–	3	27

Proved developed reserves:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

December 31, 2005	642	2,072	63	155	14	378	719	2,605
December 31, 2006	632	1,901	67	174	15	421	714	2,496
December 31, 2007	620	1,563	50	194	16	436	686	2,193

(b)	Results Of Operations

	2005				2006				2007
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	48,778,934	4,638,735	–	53,417,669	62,224,126	5,138,396	465,431	67,827,953	66,076,736	5,175,327	1,784,843	73,036,906
Operating expenses	(4,507,915)	(1,426,683)	–	(5,934,598)	(5,139,130)	(1,751,675)	(108,379)	(6,999,184)	(5,683,754)	(1,978,596)	(377,253)	(8,039,603)
Production taxes	(2,596,543)	–	–	(2,596,543)	(3,315,661)	–	–	(3,315,661)	(3,497,440)	–	–	(3,497,440)
Exploration	(1,169,067)	(77,842)	(46,779)	(1,293,688)	(1,304,917)	(104,608)	(295,550)	(1,705,075)	(1,957,357)	(130,279)	(1,344,783)	(3,432,419)
Accretion expense	(198,945)	–	–	(198,945)	(250,922)	–	–	(250,922)	(305,758)	–	–	(305,758)
Depreciation, depletion
and amortisation
(including dismantlement)	(5,360,745)	(856,775)	–	(6,217,520)	(6,345,167)	(986,988)	(73,328)	(7,405,483)	(6,720,809)	(1,018,881)	(196,481)	(7,936,171)

	34,945,719	2,277,435	(46,779)	37,176,375	45,868,329	2,295,125	(11,826)	48,151,628	47,911,618	2,047,571	(133,674)	49,825,515

Income tax expenses	(10,483,716)	(995,885)	–	(11,479,601)	(13,760,499)	(989,773)	(85,191)	(14,835,463)	(14,373,486)	(883,015)	(350,352)	(15,606,853)

Result of operations	24,462,003	1,281,550	(46,779)	25,696,774	32,107,830	1,305,352	(97,017)	33,316,165	33,538,132	1,164,556	(484,026)	34,218,662

Enterprise’s share of equity
method investee’s results of
operations for
producing activities	260,496	–	–	260,496	247,797	–	–	247,797	195,875	–	–	195,875

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(c)	Capitalised Costs

	2005				2006				2007
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas
Properties	85,960,339	11,241,345	3,129,662	100,331,346	102,687,282	19,528,600	9,857,637	132,073,519	120,642,419	19,635,135	26,734,330	167,011,884
Unproved oil and gas
Properties	267,432	5,529,450	–	5,796,882	212,913	63,402	33,527,905	33,804,220	1,080,870	60,606	19,410,862	20,552,338
Accumulated depreciation,
depletion and
amortization	(35,875,926)	(3,850,293)	–	(39,726,219)	(42,066,757)	(4,691,090)	(45,793)	(46,803,640)	(47,902,346)	(5,951,246)	(154,511)	(54,008,103)

Net capitalised costs	50,351,845	12,920,502	3,129,662	66,402,009	60,833,438	14,900,912	43,339,749	119,074,099	73,820,943	13,744,495	45,990,681	133,556,119

Enterprise’s share of
equity method
investee’s net
capitalised costs	412,109	–	–	412,109	499,903	–	–	499,903	509,187	–	–	509,187

(d)	Costs Incurred

	2005				2006				2007
	PRC	Indonesia	Others**	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Acquisition costs
– Proved	–	–	3,864,342	3,864,342	–	–	6,374,981	6,374,981	–	–	–	–
– Unproved	–	–	681,943	681,943	–	–	30,856,923	30,856,923	–	–	–	–
Exploration costs	1,878,931	111,219	46,779	2,036,929	2,214,202	152,654	912,325	3,279,181	3,956,784	362,495	1,787,799	6,107,078
Development costs*	14,423,266	2,328,200	–	16,751,466	15,763,138	3,336,760	3,625,336	22,725,234	17,912,945	2,559,692	6,102,474	26,575,111

Total costs incurred	16,302,197	2,439,419	4,593,064	23,334,680	17,977,340	3,489,414	41,769,565	63,236,319	21,869,729	2,922,187	7,890,273	32,682,189

Enterprise’s share of
equity method
investee’s costs of
property acquisition,
exploration, and
development	20,854	–	–	20,854	235,816	–	–	235,816	161,549	–	–	161,549

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

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
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)	Standardised Measure of Discounted Future Net Cash Flows and Changes Therein
In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group’s estimated annual future production from proved reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$86 as at  December 31, 2007 (2006: US$51; 2005; US$48). Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

Present value of estimated future net cash flows:

		2005
		PRC	Indonesia	Others	Total
	Notes	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	658,890,903	40,919,470	21,855,452	721,665,825
Future production
costs		(155,478,507)	(19,370,535)	(3,742,250)	(178,591,292)
Future development
costs	(2)	(69,631,972)	(7,481,211)	(4,497,517)	(81,610,700)
Future income taxes		(118,764,845)	(5,678,110)	(2,759,755)	(127,202,710)

Future net cash flows	(3)	315,015,579	8,389,614	10,855,930	334,261,123
10% discount factor		(127,977,962)	(2,494,083)	(5,472,748)	(135,944,793)

Standardised measure		187,037,617	5,895,531	5,383,182	198,316,330

Enterprise’s share of
equity method
investee’s
standardised measure
of discounted future
net cash flows		1,605,386	–	–	1,605,386

		2006
		PRC	Indonesia	Others	Total
	Notes	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	652,466,884	60,388,183	45,074,262	757,929,329
Future production
costs		(179,879,722)	(25,320,990)	(6,063,979)	(211,264,691)
Future development
costs	(2)	(72,962,533)	(10,238,119)	(7,728,167)	(90,928,819)
Future income taxes		(106,075,580)	(8,637,768)	(6,696,189)	(121,409,537)

Future net cash flows	(3)	293,549,049	16,191,306	24,585,927	334,326,282
10% discount factor		(118,607,628)	(7,802,067)	(11,302,262)	(137,711,957)

Standardised measure		174,941,421	8,389,239	13,283,665	196,614,325

Enterprise’s share of
equity method
investee’s
standardised measure
of discounted future
net cash flows		883,476	–	–	883,476

		2007
		PRC	Indonesia	Others	Total
	Notes	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	995,962,772	67,457,543	88,529,648	1,151,949,963
Future production
costs		(341,660,401)	(25,434,120)	(17,669,682)	(384,764,203)
Future development
costs	(2)	(85,414,711)	(10,640,713)	(15,636,029)	(111,691,453)
Future income taxes		(128,253,725)	(11,005,945)	(13,731,732)	(152,991,402)

Future net cash flows	(3)	440,633,935	20,376,765	41,492,205	502,502,905
10% discount factor		(160,975,012)	(9,217,306)	(18,384,252)	(188,576,570)

Standardised measure		279,658,923	11,159,459	23,107,953	313,926,335

Enterprise’s share of
equity method
investee’s
standardised measure
of discounted future
net cash flows		1,271,780	–	–	1,271,780

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)	Standardised Measure of Discounted Future Net Cash Flows and Changes Therein (continued)
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

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardised measure of discounted future net cash flows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Standardised measure, beginning of year	124,411,601	198,316,330	196,614,325
Sales of production, net of royalties and production costs	(44,886,528)	(57,513,108)	(61,560,825)
Net change in prices, net of royalties and production costs	99,253,723	8,603,374	147,976,255
Extensions discoveries and improved recovery,
net of related future costs	26,648,779	20,226,150	44,896,861
Change in estimated future development costs	(18,559,873)	(19,719,116)	(32,127,867)
Development costs incurred during the year	15,592,789	20,333,024	24,858,355
Revisions in quantity estimates	(3,061,393)	1,903,268	4,893,538
Accretion of discount	16,996,168	26,111,261	25,061,537
Net change in income taxes	(29,168,139)	958,885	(28,376,275)
Purchase of properties	8,981,882	19,031,535	–
Changes in timing and other	2,107,321	(21,637,278)	(8,309,570)

Standardised measure, end of year	198,316,330	196,614,325	313,926,334