Form 20-F
period 2008-12-31
CNOOC LTD
filed 2009-05-08
CIK 1095595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Zongwei Xiao
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

Shares, par value HK$0.02 per share	44,669,199,984

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
U.S. GAAP    ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board    ☒
Other    ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17    ☐   Item 18    ☐
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

•	“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited;

•	“HK$” are to the Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

•	“HKICPA” are to the Hong Kong Institute of Certified Public Accountants;

•	“HKFRS” are to all Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations approved by the Council of the HKICPA;

•	“IASB” are to the International Accounting Standards Board;

•	“IFRS” are to all International Financial Reporting Standards, including International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board;

•	“Rmb” are to the Renminbi, the legal currency of the PRC; and

•	“US$” are to the U.S. dollar, the legal currency of the United States of America.

Conventions

We have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008 of US$1.00=Rmb 6.8225.  We have also translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008 of US$1.00=HK$7.7499.  We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2008, or at all.  For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

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

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

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

•	“PSC” means production sharing contract.

•	“share oil” means the portion of production that must be allocated to the relevant government entity or company under our PSCs in the PRC.

For further definitions relating to reserves:

•
“reserve replacement ratio” means, for a given year, total additions to proved reserves, which consist of additions from purchases, discoveries and extensions and revisions of prior reserve estimates, divided by production during the year.  Reserve additions used in this calculation are proved developed and proved undeveloped reserves; unproved reserve additions are not used.  Data used in the calculation of reserve replacement ratio is derived directly from the reserve quantity reconciliation prepared in accordance with paragraph 11 of U.S. Statement of Financial Accounting Standards No. 69, which reconciliation is included in “Supplementary Information on Oil and Gas Producing Activities” beginning on page S-1 of this annual report.  However, the reserve replacement ratios of 2006 and 2007 also include the reserve additions and production of an investee company accounted for by us using the equity method, which were not included in the reconciliation found in “Supplementary Information on Oil and Gas Producing Activities.”  In 2006 and 2007, including the reserve additions and production of this investee company did not have a material impact on our reserve replacement ratio.

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

•	“wildcat well” means an exploration well drilled in an area or rock formation that has no known reserves or previous discoveries.

References to:

•	bbls means barrels, which is equivalent to approximately 0.134 tons of oil (33 degrees API);

•	mmbbls means million barrels;

•	BOE means barrels-of-oil equivalent;

•	mcf means thousand cubic feet;

•	mmcf means million cubic feet;

•	bcf means billion cubic feet, which is equivalent to approximately 283.2 million cubic meters; and

•	BTU means British Thermal Unit, a universal measurement of energy.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are also intended to identify such forward-looking statements.

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

•          future earnings and cash flow, and

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

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements.  We cannot assure that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us, our business or our operations.

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements as of and for the years ended December 31, 2007 and 2008 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, which includes all International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board, or the IASB. These financial statements also comply with Hong Kong Financial Reporting Standards, or HKFRS, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants and accounting principles generally accepted in Hong Kong, or Hong Kong GAAP. HKFRS is consistent with IFRS in all material respects. Pursuant to the requirement under IFRS 1: First-Time Adoption of International Financial Reporting Standards, or IFRS 1, the date of our transition to IFRS was determined to be January 1, 2007, which is the beginning of the earliest period for which we present full comparative information in our consolidated financial statements. With due regard to our accounting policies in previous periods and the requirements of IFRS 1, we have concluded that no adjustments were required to the amounts reported under HKFRS as of January 1, 2007 or in respect of the year ended December 31, 2007. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of and for the years ended December 31, 2007 and 2008 included in this annual report on Form 20-F. Ernst & Young, our independent registered public accounting firm, has issued an unqualified auditors’ report on these consolidated financial statements.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, no audited financial statements and financial information prepared under IFRS for the year ended December 31, 2006 have been included in this annual report on Form 20-F.

The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the years ended December 31, 2007, 2006, 2005 and 2004 were prepared in accordance with HKFRS and Hong Kong GAAP. The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the years ended December 31, 2003 and before were prepared in accordance with Hong Kong GAAP. For additional information, please refer to our annual reports on Form 20-F previously filed with the SEC.

The statistical information set forth in this annual report on Form 20-F relating to China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside China.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, but see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2007 and 2008. Except for amounts presented in U.S. dollars, the selected historical consolidated balance sheet data and consolidated income statement data as of and for the years ended December 31, 2007 and 2008 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. As disclosed above under Special Note on the Financial Information and Certain Statistical Information Presented in this annual report, our consolidated financial statements as of and for the years ended December 31, 2007 and 2008 have been prepared and presented in accordance with IFRS.

	Year ended December 31,
	2007	2008	2008
	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Income Statement Data:
Operating revenues:
Oil and gas sales	73,037	100,831	14,779
Marketing revenues	17,397	22,967	3,366
Other income	290	2,179	319
Total operating revenues	90,724	125,977	18,464

Expenses:
Operating expenses	(8,040)	(9,990)	(1,464)
Production taxes	(3,497)	(4,889)	(717)
Exploration expenses	(3,432)	(3,410)	(500)
Depreciation, depletion and amortization	(7,936)	(10,058)	(1,474)
Special oil gain levy	(6,837)	(16,238)	(2,380)
Impairment losses related to property, plant and equipment	(614)	(1,541)	(226)
Crude oil and product purchases	(17,083)	(22,675)	(3,324)
Selling and administrative expenses	(1,741)	(1,743)	(255)
Others	(345)	(1,568)	(230)
	(49,525)	(72,112)	(10,570)

Interest income	673	1,091	160
Finance costs	(2,032)	(415)	(61)
Exchange gains/ (losses), net	1,856	2,551	374

Investment income	902	476	70
Share of profits of associates	719	374	55
Non-operating income/ (expenses), net	(7)	(62)	(9)

Profit before tax	43,310	57,880	8,483
Tax	(12,052)	(13,505)	(1,979)
Profit for the year	31,258	44,375	6,504

Earnings per share (basic)(a)	0.72	0.99	0.15
Earnings per share (diluted) (b)	0.72	0.99	0.15
Earnings per ADS (basic) (a)	71.68	99.44	14.58
Earnings per ADS (diluted) (b)	71.48	99.08	14.52

Dividend per share
Interim	0.122	0.175	0.026
Proposed final	0.159	0.176	0.026

	As of December 31,
	2007	2008	2008
	Rmb	Rmb	US$
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	23,357	19,762	2,897
Available-for sale financial assets/Short term investments	6,688	11,661	1,709
Current assets	55,732	63,770	9,347
Property, plant and equipment, net	118,880	138,358	20,280
Investments in associates	2,031	1,785	262
Intangible assets	1,331	1,206	177
Long term available-for-sale financial assets	1,819	1,550	227
Total assets	179,793	206,669	30,293
Current liabilities	21,402	18,799	2,754
Long term bank loans, net of current portion	2,720	7,115	1,043
Long term guaranteed notes	8,326	6,749	989
Total long term liabilities	24,077	27,632	4,050
Total liabilities	45,479	46,431	6,806
Capital stock	41,986	43,078	6,314
Shareholders’ equity	134,315	160,238	23,487

(a)
Earnings per share (basic) and earnings per ADS (basic) for each year from 2007 to 2008 have been computed, without considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 43,605,437,212 and 436,054,372, respectively, for 2007 and 44,623,856,311 and 446,238,563, respectively, for 2008, in each case based on a ratio of 100 shares to one ADS.

(b)
Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2007 to 2008 have been computed, after considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by using 43,731,936,869 shares and 437,319,369 ADSs for 2007 and 44,786,097,516 shares and 447,860,975 ADSs for 2008.  For 2007, the convertible bonds had an anti-dilutive effect on the basic earnings per share and were ignored in the calculation of diluted earnings per share.

(c)
For the purposes of this chart, the exchange rate used for the conversion of dividends from Renminbi into U.S. Dollars is the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year for which the applicable dividend was issued.

	Year ended December 31,
	2007	2008	2008
	Rmb	Rmb	US$
	(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(1)	26,942	36,410	5,337
Cash provided by (used for):
Operating activities	41,301	55,738	8,170
Investing activities	(21,374)	(48,984)	(7,180)
Financing activities	(10,799)	(10,129)	(1,485)
Ratio of total debt to total capitalization(2)	7.6%	8.0%	8.0%

(1)	Capital expenditures paid excludes acquisition capital expenditures.
(2)	Total capitalization excludes current portion of long-term debt.

We publish our financial statements in Renminbi.  Unless otherwise indicated, all translations from Renminbi to U.S. dollars have been made at a rate of Rmb 6.8225 to US$1.00, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008.  We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rate above or at all.

The following table sets forth the noon buying rates for U.S. dollars for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1998	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
November 2008	6.8254	—	6.8373	6.8220
December 2008	6.8225	—	6.8842	6.8225
January 2009	6.8392	—	6.8403	6.8225
February 2009	6.8395	—	6.8470	6.8241
March 2009	6.8315	—	6.8600	6.8212
April 2009	6.8180	—	6.8361	6.8180

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

As of April 30, 2009, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was Rmb 6.8180 to US$1.00.

Unless otherwise indicated, all translations from Hong Kong dollars to U.S. dollars have been made at a rate of HK$7.7499 to US$1.00, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008.  We do not represent that Hong Kong dollar or U.S. dollar amounts could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rate above or at all.

The following table sets forth the noon buying rates for U.S. dollars for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2004	7.7723	7.7891	7.8010	7.7632
2005	7.7533	7.7755	7.7999	7.7514
2006	7.7771	7.7681	7.7928	7.7506
2007	7.7984	7.8008	7.8289	7.7497
2008	7.7499	7.7862	7.8159	7.7497
November 2008	7.7501	—	7.7560	7.7497
December 2008	7.7499	—	7.7522	7.7497
January 2009	7.7544	—	7.7618	7.7504
February 2009	7.7551	—	7.7551	7.7511
March 2009	7.7503	—	7.7592	7.7500
April 2009	7.7500	—	7.7508	7.7495

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

As of April 30, 2009, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7500 to US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We urge you to consider carefully the risks described below. Although we have established the Enterprise Risk Management system to identify, evaluate and manage risks, our business activities are subject to the following risks, each of which could have a material adverse effect on our operations and financial condition.

Our business, revenues and profits fluctuate with changes in oil and gas prices

Prices for crude oil fluctuate widely in response to relatively minor changes in the supply and demand for oil, market uncertainty and various other factors that are beyond our control, including, but not limited to overall economic conditions, consumer demand for oil, natural gas and LNG, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources, domestic and foreign government regulations, and weather conditions.

In addition, our typical contracts with gas buyers include provisions for periodic resets and adjustment formulas that depend on a basket of crude oil prices and inflation as well as various other factors.  These resets and adjustment formulas can result in natural gas price fluctuations.

Even relatively modest declines in crude oil and/or natural gas prices may adversely affect our business, revenues and profits.  Lower oil and gas prices may result in the write-off of higher cost reserves and other assets and may lower our earnings or cause losses.  Lower oil and gas prices may also reduce the amount of oil and natural gas we can produce economically and render existing contracts that we have entered into uneconomical.

The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing, production and oil and gas price changes

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the prevailing oil and gas prices for our production, the production performance of reservoirs, extensive engineering judgments, and the royalty and share oil policies in the PRC and fiscal regime in foreign countries and regions where we have operations or assets.

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect over time.  Consequently, the results of drilling, testing and production may require substantial upward or downward revisions in our initial reserves data.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position

Exploring for, developing and acquiring reserves is highly risky and capital intensive. Our exploration and development activities involve inherent risks, including the risk that we will not encounter commercially productive oil or gas reservoirs. In addition, approximately 59.9% of our proved reserves were undeveloped as of December 31, 2008.  Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner.  There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.

Our future prospects largely depend on our capital expenditure plans, which are subject to various risks

Our ability to maintain and increase our revenues, profit and cash flows depends upon continued capital spending, which is subject to a number of contingencies, some of which are beyond our control.  These variables include: cash flows from operations, the availability and terms of external financing, our ability to execute our project plans and commence production on time, approvals required from foreign governments for certain capital expenditures and investments outside the PRC, and economic, political and other conditions in the PRC and in foreign countries and regions where we have operations.

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

Any failure to implement our natural gas business strategy may adversely affect our business and financial position

As part of our business strategy and to meet increasing market demand in China, we continue to expand our natural gas business.  In addition to the risks that affect our business generally, this strategy involves a number of risks and uncertainties, including: our limited experience in the natural gas business; the underdeveloped natural gas transmission and supply infrastructure and market in China; and the lack of preferential rights with respect to our overseas natural gas businesses. We are evaluating the options to invest in CNOOC’s LNG projects in China.  However, we have not decided whether to exercise these iptions. The options are subject to various conditions, including the receipt of certain governmental approvals.

CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates

CNOOC indirectly owned 64.41% of our shares as of March 31, 2009.  As a result, CNOOC is able to control the composition of the board of directors of our company, or our Board, determine the timing and amount of our dividend payments and otherwise control us. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected.

In addition, we regularly enter into transactions with CNOOC and its affiliates, such as China Oilfield Services Limited, or COSL, and Offshore Oil Engineering Co., Ltd., or CNOOC Engineering. Some of our transactions with CNOOC and its affiliates constitute connected transactions under the Hong Kong Stock Exchange Listing Rules.  Furthermore, these connected transactions are subject to review by the Hong Kong Stock Exchange and may also be subject to the prior approval of our independent shareholders.  If we do not obtain these approvals, we will not be allowed to effect these transactions and our business operations and financial condition could be adversely affected.

Under current PRC law, CNOOC has the exclusive right to enter into PSCs with foreign oil and gas companies for oil exploration and production offshore China. Although CNOOC has undertaken to us that it will transfer all of its rights and obligations under any new PSCs to us, except those relating to its administrative functions. The interests of CNOOC in entering into PSCs with international oil and gas companies may differ from our interests, especially with respect to the criteria for determining whether, and on what terms, to enter into PSCs.  Our future business development may be adversely affected if CNOOC does not enter into new PSCs on terms that are acceptable to us.

Our business performance relies heavily on our sales to large domestic customers and a substantial drop in such sales could have a material adverse effect on our results of operations

We sell a significant proportion of our production to CNOOC-affiliated companies and China Petroleum & Chemical Corporation, or Sinopec, and PetroChina Company Limited, or PetroChina. However, we do not have any long-term crude oil sales contracts with CNOOC and its affiliates or Sinopec, or PetroChina. Our business, results of operations and financial condition could be adversely affected if any of them significantly reduced their crude oil purchases from us.

We have limited control over our investments in joint ventures and our operations with partners

Many of our operations are conducted with partners or in joint ventures in which we have limited ability to influence or control their operation or future development. For instance, we acquired a 45% interest in the offshore oil mining lease, or the OML130, in Nigeria, in April 2006.  Our limited ability to influence or control the operation or future development of such joint venture could materially and adversely affect the realization of our target returns on capital and lead to unexpected future costs.

The oil and natural gas industries are very competitive

We compete in the PRC and international markets for customers, capital financing and business opportunities, including desirable oil and gas prospects. Our principal competitors in the PRC market are PetroChina and Sinopec. The performance of our competitors may also affect the international market price for comparable crude oil, which in turn would likely affect the price of our crude oil.

Exploration, development and production risks and natural disasters may affect our operations and could result in losses that are not covered by insurance

Our oil exploration, development and production operations are subject to various risks, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters, any of which could result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under PSCs.  The costs of drilling, completing and operating wells also are uncertain and are subject to numerous factors beyond our control, including: weather conditions, natural disasters, availability of equipment and services, equipment shortages and delays, and lack of adequate transportation facilities.

We maintain insurance coverage against some, but not all, potential losses.  We do not maintain business interruption insurance for all of our oil and gas fields.  We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.

We are exposed to operating risks in some foreign countries and regions in which we have operations

We currently have operations and assets in various foreign countries and regions, including Indonesia, Myanmar, Australia and Nigeria, and may expand our operations into other countries to further enhance our reserve base and diversify our geographic risk profile. Our non-PRC interests may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting these foreign nations which are not within our control, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war and terrorism, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, foreign exchange rate fluctuations and currency controls.

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

Our controlling shareholder, CNOOC, or its affiliates’ activities in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention

We cannot predict the interpretation or implementation of government policy at the U.S. federal, state or local levels with respect to any current or future activities by CNOOC or its affiliates in countries that are the subject of U.S. sanctions. It is possible that the United States could subject CNOOC to sanctions due to these activities.  Certain U.S. states and colleges that have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions, such as Iran or Sudan.  It is also possible that the activities by CNOOC or its affiliates may affect the investment in our shares by such U.S. states and colleges.

It is possible that, as a result of activities by CNOOC or its affiliates in these countries, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.  Nonetheless, if such events were to occur, we do not believe that enforcement of U.S. sanctions (including the imposition of the maximum sanctions permissible under current law and regulations on CNOOC) would have a material adverse effect on our results of operations or financial condition.

We may be penalized if we fail to comply with existing or future environmental laws and regulations

Our business is subject to environmental protection laws and regulations in the PRC, as well as other jurisdictions where we operate. Our compliance with such laws or regulations may require us to incur significant capital expenditures or other obligations or liabilities, which could create a substantial financial burden on us. Furthermore, these jurisdictions may impose fees and fines for the discharge of waste substances or serious environmental pollution, and authorize a government, at its discretion, to close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

A change in PRC petroleum industry regulations could have an adverse effect on our operations

The PRC government exercises control over the PRC petroleum industry, including with respect to licensing, exploration, production, distribution, pricing, taxation, imports and exports and allocation of various resources.  We have benefited from various favorable PRC government policies, laws and regulations that have been enacted to encourage the development of the offshore petroleum industry. We cannot assure that the legal and fiscal regimes affecting our businesses will remain substantially unchanged or that we will continue to benefit from favorable PRC government policies. For detailed information on the Special Oil Gain Levy, see “Item 4—Information on the Company—Business Overview—Regulatory Framework—Special Policies Applicable to the Offshore Petroleum Industry in China.”

In addition, existing PRC regulations require us to obtain various PRC government licenses and other approvals, including in some cases approvals for amendments and extensions of existing licenses and approvals, to conduct exploration and development activities offshore China.  If we are unable to obtain any necessary approvals, our reserves and production would be adversely affected.

Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition

A portion of our Renminbi revenue may need to be converted into other currencies by our wholly owned principal operating subsidiary in the PRC, CNOOC China Limited, to meet our substantial requirements for foreign currency, including: debt service on foreign currency denominated debt, overseas acquisitions of oil and gas properties, purchases of imported equipment, and payment of dividends declared in respect of shares held by international investors.

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

Certain legal restrictions on dividend distribution may have a material adverse effect on our cash flows

We are a holding company. Our businesses are owned and conducted through various wholly owned subsidiaries, including CNOOC China Limited, our wholly foreign-owned enterprise in the PRC. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. Our PRC subsidiary’s ability to pay dividends to us is subject to PRC laws and regulations. Therefore, there is a risk that we may not be able to maintain sufficient cash flows due to these restrictions on dividend distribution.

The current financial crisis and deteriorating economic conditions may have a material adverse impact on our business and financial condition

The economies around the world have been deteriorating recently. Global markets have experienced significant turmoil and upheavals characterized by extreme volatility and declines in prices of securities and commodities, diminished credit availability, inability to access capital markets, waves of bankruptcies, rising unemployment rates, and declining consumer and business confidence. We cannot predict the short- and long-term impacts of these events on our business and financial condition, which could be materially and adversely affected. For example, the economic crisis has affected the ability of our vendors, suppliers and customers to continue their normal operations and has led and could continue to lead to reduced market demand for our oil and natural gas.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development

Our legal and commercial name is CNOOC Limited.  We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Hong Kong Companies Ordinance.  Our business registration number in Hong Kong is 685974.  Under our memorandum of association, we may do anything which we are permitted to do by any enactment or rule of law.  Our head office is located at 65th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong, and our telephone number is 852-2213-2500.

The PRC government established CNOOC, our controlling shareholder, as a state-owned offshore petroleum company in 1982 under the Regulation of the People’s Republic of China on the Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises. CNOOC assumed overall responsibility for the administration and development of PRC offshore petroleum operations with foreign oil and gas companies.

Prior to CNOOC’s reorganization in 1999, CNOOC and its various affiliates performed both commercial and administrative functions relating to oil exploration and development offshore China.

In 1999, CNOOC transferred all of its then current operational and commercial interests in its offshore petroleum business, including the related assets and liabilities, to us. As a result, we and our subsidiaries are the only vehicles through which CNOOC engages in oil exploration, development, production and sales activities both in and outside the PRC.

CNOOC retained its commercial interests in operations and projects not related to oil and gas exploration and production, as well as all of the administrative functions it performed prior to the reorganization.

CNOOC has undertaken to us that:

•
we will enjoy the exclusive right to exercise all of CNOOC’s commercial and operational rights under PRC laws and regulations relating to the exploration, development, production and sales of oil and natural gas offshore China;

•	it will transfer to us all of its rights and obligations under any new PSCs and geophysical exploration operations, except those relating to its administrative functions;

•	it will not engage or be interested, directly or indirectly, in oil and natural gas exploration, development, production and sales in or outside the PRC;

•	we will be able to participate jointly with CNOOC in negotiating new PSCs and to set out our views to CNOOC on the proposed terms of new PSCs;

•	we will have unlimited and unrestricted access to all data, records, samples and other original data owned by CNOOC relating to oil and natural gas resources;

•
we will have an option to invest in LNG projects in which CNOOC invested or proposed to invest, and CNOOC will at its own expense help us to procure all necessary government approvals needed for our participation in these projects; and

•
we will have an option to participate in other businesses related to natural gas in which CNOOC invested or proposed to invest, and CNOOC will procure all necessary government approvals needed for our participation in such business.

The undertakings from CNOOC will cease to have any effect:

•	if we become a wholly owned subsidiary of CNOOC;

•	if our securities cease to be listed on any stock exchange or automated trading system; or

•	12 months after CNOOC or any other PRC government-controlled entity ceases to be our controlling shareholder.

For information on our capital expenditures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures and Investments.”

B.	Business Overview

Overview

We are an oil and gas company engaged in the exploration, development and production of crude oil and natural gas primarily offshore China.  We are the dominant producer of crude oil and natural gas offshore China and, in terms of reserves, are one of the largest independent oil and natural gas exploration and development companies in the world. As of December 31, 2008, we owned net proved reserves of 2.52 billion BOE, including 1.58 billion barrels of crude oil and 5,623.3 billion cubic feet of natural gas. In 2008, we produced an average of 422,068 barrels of crude oil and 621.1 million cubic feet of natural gas daily, with a total net oil and gas production of 530,728 BOE per day.

Competitive Strengths

We believe that our historical success and future prospects are directly related to a combination of our strengths, including the following:

•	large proved reserve base with significant exploitation opportunities;

•	sizable operating areas with demonstrated exploration potential;

•	successful independent exploration and development record;

•	competitive cost structure;

•	access to capital and technology and reduced risks through PSCs; and

•	experienced management team.

Large proved reserve base with significant exploitation opportunities

Based on net proved reserves as of December 31, 2008 and net production for the year ended December 31, 2008, we had a reserve-to-production ratio of 13.0 years.  As of December 31, 2008, approximately 59.9% of our net proved reserves were classified as net proved undeveloped.  Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating area with demonstrated exploration potential

Since CNOOC’s inception in 1982 through 2008, we and our foreign partners have together drilled a total of 1,011 exploration wells in China’s sizable offshore exploration area, including 634 wildcat wells with a success rate of approximately 35%.  For the year ended December 31, 2008, we and our foreign partners made 13 discoveries and one discovery, respectively, offshore China.

Successful independent exploration and development record.

From the inception of CNOOC in 1982 to December 31, 2008, we achieved a success rate of approximately 41% on our 327 offshore China independent wildcat wells.  As of December 31, 2008, independent properties accounted for 64.0% of our total net proved reserves.  In 2008, we, acting as operator, completed four of our major development projects.

Competitive cost structure

For the year ended December 31, 2008, our total offshore China lifting costs, also known as production costs, were US$10.37 per BOE.  Total lifting costs for independent operations offshore China were US$10.63 per BOE during the same period.  Lifting costs consist of operating expenses and production taxes.  We have minimized our offshore China lifting costs through various measures, including more efficient use of existing offshore facilities, linking employee bonuses to cost reduction and adopting of new technologies in our operations.  We believe that such a cost structure allows us to compete effectively even when crude oil prices are low.

Reduced risks and access to capital and technology through PSCs

PSCs help us minimize our offshore China finding costs, exploration risks and capital requirements because our foreign partners are responsible for all costs associated with exploration.  Our foreign partners recover their exploration costs only if a commercially viable discovery is made.

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

Business Strategy

We intend to continue expanding our oil and gas exploration and production activities and, where appropriate, to continue making strategic investments in natural gas businesses.  While our expansion strategy will continue to focus primarily on offshore China, we may also consider overseas acquisition opportunities.  The principal components of our strategy are as follows:

•	increase production primarily through the development of our net proved undeveloped reserves;

•	add to our reserves through independent exploration and PSCs;

•	capitalize on the growing demand for natural gas in China;

•	selectively pursue acquisitions to ensure long-term production growth, geographical reserves risk diversification, and to further our natural gas strategy;

•	maintain operational efficiency and low production costs; and

•	maintain financial flexibility through prudent financial practices.

Increase production primarily through the development of our net proved undeveloped reserves

As of December 31, 2008, approximately 59.9% of our proved reserves were classified as net proved undeveloped, which gives us the opportunity to achieve substantial production growth even without additional reserve discoveries, assuming that we will be able to develop these reserves more quickly than we deplete our currently producing reserves.

Add to our reserves through independent exploration and PSCs

We plan to concentrate our independent exploration efforts in existing operating areas, especially in our major areas offshore China. We plan to increase independent exploration efforts while continuing to enter into PSCs with foreign partners to lower capital requirements and exploration risks.

Capitalize on the growing demand for natural gas in China

We plan to capitalize on the growth potential of the PRC natural gas market through the following initiatives:

•	continue to explore and develop natural gas fields;

•	evaluate whether to exercise the options to invest in CNOOC’s LNG projects in China; and

•	evaluate investment opportunities in related natural gas businesses that will help develop markets for our natural gas production.

To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with parties possessing the relevant experience and expertise.

Selectively pursue acquisitions to ensure long-term production growth and geographical reserves risk diversification, and to further our natural gas strategy

We plan to make selective acquisitions that will meet one or more of our strategic objectives of enhancing our production profile, diversifying our reserve base and geographic risk profile and furthering our natural gas strategy.  We evaluate acquisition opportunities based on our expected economic return.

Maintain operational efficiency and low production costs

We will continue to maintain our low cost structure and operational efficiency through the following initiatives:

•	apply up-to-date drilling, production and offshore engineering technology to our operations through our oilfield service providers;

•	proactively manage service contracts and cooperate with our oilfield service providers to improve exploration efficiency and reduce exploration costs; and

•	maintain high production volume levels for each well basis and increase the productivity of producing wells.

Maintain financial flexibility through prudent financial practices

Currently, we have a strong financial profile with a low leverage ratio.  We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and fixed charge coverage.  We intend to actively manage our trade receivable and inventory positions to enhance liquidity and improve profitability.  We will continue to monitor our foreign currency denominated debt and to minimize our exposure to foreign exchange rate fluctuations.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

	Year ended December 31,
	2006	2007	2008
Net Production:
Oil (daily average bbls/day)	372,720	371,827	422,068
Gas (daily average mmcf/day)	490.9	559.6	621.1
Oil equivalent (BOE/day)	457,482	469,407	530,728

Net Proved Reserves (end of period):
Oil (mmbbls)	1,489.8	1,564.1	1,578.2
Gas (bcf)	6,231.6	6,222.8	5,623.3
Total (million BOE)	2,528.5	2,601.2	2,515.4
Proved developed reserves (million BOE)	1,136.7	1,058.8	1,009.1
Annual reserve replacement ratio(1)	199%	142%	60%
Estimated reserves life (years)	15.1	15.2	13.0
Standardized measure of discounted future net cash flow (million Rmb)	196,614	313,926	111,277

(1) For information on the calculation of this ratio, see “Terms and Conventions—Glossary of Technical Terms—reserve replacement ratio.”  For more information regarding our reserve replacement, see “Item 4—Information on the Company—Business Overview—Exploration, Development and Production.”

At our request, Ryder Scott Company, an independent petroleum engineering consulting company, carried out an independent evaluation of the reserves of all our properties as of December 31, 2006, 2007 and 2008, except for certain reserves of the OML130 project in Nigeria in 2006, which we evaluated. For further information regarding our reserves, see “Item 3—Key Information—Risk Factors—The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing, production and oil and gas prices” and “Item 4—Information on the Company—Business Overview—Exploration, Development and Production.”

The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as of the dates indicated.

	Net proved reserves at December 31,		Net proved reserves at December 31, 2008
	2006	2007	Developed	Undeveloped	Total
Bohai Bay:
Crude oil (mmbbls)	933.4	951.3	410.8	522.8	933.6
Natural gas (bcf)	765.0	761.5	252.3	536.9	789.2
Total (million BOE):	1,060.9	1,078.2	452.8	612.3	1,065.1
Independent (million BOE)	669.4	720.9	287.6	447.5	735.1
PSCs (million BOE)	391.5	357.3	165.3	164.7	330.0

Western South China Sea:
Crude oil (mmbbls)	190.5	208.9	116.4	129.4	245.8
Natural gas (bcf)	2,648.1	2,539.2	853.2	1,358.4	2,211.7
Total (million BOE):	631.9	632.1	258.6	355.8	614.4
Independent (million BOE)	545.8	558.0	204.7	349.5	554.2
PSCs (million BOE)	86.0	74.1	53.9	6.28	60.2

Eastern South China Sea:
Crude oil (mmbbls)	200.2	226.6	133.7	68.7	202.4
Natural gas (bcf)	792.0	779.4	24.5	848.8	873.3
Total (million BOE):	332.3	356.5	137.8	210.1	347.9
Independent (million BOE)	226.2	249.9	69.8	176.3	246.1
PSCs (million BOE)	106.1	106.6	68.0	33.8	101.8

East China Sea:
Crude oil (mmbbls)	20.4	20.5	0.1	17.7	17.8
Natural gas (bcf)	390.0	373.8	9.9	332.3	342.2
Total (million BOE):	85.4	82.8	1.7	73.1	74.8
Independent (million BOE)	85.4	82.8	1.7	73.1	74.8
PSCs (million BOE)	—	—	—	—	—

Overseas:
Crude oil (mmbbls)	145.3	156.7	74.3	104.4	178.7
Natural gas (bcf)	1,636.5	1,768.9	503.1	903.8	1,406.9
Total (million BOE):	418.0	451.6	158.1	255.1	413.2
Independent (million BOE)	—	—	—	—	—
PSCs (million BOE)(a)	418.0	451.6	158.1	255.1	413.2

Total:
Total crude oil (mmbbls)	1,489.8	1,564.1	735.3	842.9	1,578.2
Total natural gas (bcf)	6,231.6	6,222.8	1,643.1	3,980.3	5,623.3
Total (million BOE):	2,528.5	2,601.2	1,009.1	1,506.3	2,515.4
Independent (million BOE)	1,526.9	1,611.6	563.7	1,046.4	1,610.2
PSCs (million BOE)	1,001.6	989.6	445.4	459.9	905.2

(a)
These amounts include our net proved reserves in Australia, in which the petroleum regime adopted is a royalty/tax system.  See “Item 4—Information on the Company—Business Overview—Fiscal Regimes—Overseas.”

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and PSC operations in each of our operating areas.

Total Net Proved Crude Oil Reserves
(mmbbls)

	As of December 31,		As of December 31, 2008
	2006	2007	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	541.9	594.0	245.5	358.1	603.6
Western South China Sea	170.5	189.6	100.9	127.0	227.9
Eastern South China Sea	100.4	124.1	69.8	34.8	104.6
East China Sea	20.4	20.5	0.1	17.7	17.8
Total	833.2	928.2	416.3	537.6	953.9
PSCs
Bohai Bay	391.5	357.3	165.3	164.7	330.0
Western South China Sea	20.1	19.3	15.5	2.3	17.8
Eastern South China Sea	99.9	102.4	64.0	33.8	97.8
East China Sea	—	—	—	—	—
Total	511.4	479.0	244.8	200.8	445.6
Combined
Bohai Bay	933.4	951.3	410.8	522.8	933.6
Western South China Sea	190.5	208.9	116.4	129.3	245.8
Eastern South China Sea	200.2	226.6	133.7	68.7	202.4
East China Sea	20.4	20.5	0.1	17.7	17.8
Total	1,344.6	1,407.3	661.0	738.5	1,399.5
Overseas
Asia	79.7	55.2	60.5	4.3	64.8
Oceania	24.5	29.1	13.8	11.0	24.8
Africa	41.0	72.5	—	89.1	89.1
Total	145.3	156.7	74.3	104.4	178.7
Total	1,489.8	1,564.1	735.3	842.9	1,578.2

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2008
	2006	2007	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	765.0	761.5	252.3	536.9	789.2
Western South China Sea	2,252.4	2,210.5	622.6	1,334.8	1,957.4
Eastern South China Sea	754.7	754.7	—	848.8	848.8
East China Sea	390.0	373.8	9.9	332.3	342.2
Total	4,162.1	4,100.5	884.8	3,052.8	3,937.6
PSCs
Bohai Bay	—	—	—	—	—
Western South China Sea	395.7	328.7	230.6	23.7	254.3
Eastern South China Sea	37.3	24.7	24.5	—	24.5
East China Sea	—	—	—	—	—
Total	433.1	353.4	255.1	23.7	278.8
Combined
Bohai Bay	765.0	761.5	252.3	536.9	789.2
Western South China Sea	2,648.1	2,539.1	853.2	1,358.4	2,211.6
Eastern South China Sea	792.0	779.4	24.5	848.8	873.3
East China Sea	390.0	373.8	9.9	332.3	342.2
Total	4,595.1	4,453.8	1,139.9	3,076.5	4,216.4
Overseas
Asia	985.1	1,009.3	220.3	579.5	799.8
Oceania	651.4	759.6	282.8	324.3	607.1
Total	1,636.5	1,768.9	503.1	903.8	1,406.9
Total	6,231.6	6,222.8	1,643.0	3,980.3	5,623.3

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2008
	2006	2007	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	669.4	720.9	287.6	447.5	735.1
Western South China Sea	545.8	558.0	204.7	349.5	554.2
Eastern South China Sea	226.2	249.9	69.7	176.4	246.1
East China Sea	85.4	82.8	1.7	73.1	74.8
Total	1,526.9	1,611.6	563.7	1,046.5	1,610.2
PSCs
Bohai Bay	391.5	357.3	165.3	164.7	330.0
Western South China Sea	86.0	74.1	53.9	6.3	60.2
Eastern South China Sea	106.1	106.5	68.0	33.8	101.8
East China Sea	—	—	—	—	—
Total	583.6	537.9	287.2	204.8	492.0
Combined
Bohai Bay	1,060.9	1,078.2	452.8	612.3	1,065.1
Western South China Sea	631.9	632.1	258.6	355.8	614.4
Eastern South China Sea	332.3	356.5	137.8	210.1	347.9
East China Sea	85.4	82.8	1.7	73.1	74.8
Total	2,110.5	2,149.6	850.9	1,251.3	2,102.2
Overseas
Asia	243.9	223.5	97.2	100.9	198.1
Oceania	133.1	155.6	60.9	65.0	125.9
Africa	41.0	72.5	—	89.1	89.1
Total	418.0	451.6	158.1	255.0	413.2
Total	2,528.5	2,601.2	1,009.1	1,506.3	2,515.4

Exploration, Development and Production

Summary

We carry out exploration and development activities through independent exploration and through PSCs with partners. In recent years, we have increased our reserves and production through independent exploration and development. As of December 31, 2008, approximately 64.0% of our net proved reserves were sourced from independent exploration and approximately 52.2% of production was sourced from independent projects. CNOOC, our controlling shareholder, has the exclusive right to explore and develop offshore oil and natural gas in China with foreign parties through PSCs. As of December 31, 2008, 38 PSCs and agreements with our 28 partners were being implemented.

Our exploration and development activities are mainly concentrated in offshore China, including Bohai Bay, the Western South China Sea, the Eastern South China Sea and the East China Sea. In addition, we hold interests in oil and gas blocks overseas, including Indonesia, Australia and Nigeria. As of December 31, 2008, our net proved reserves and net production in offshore China accounted for approximately 83.6% and approximately 87.9% of the total levels, respectively.

Exploration

In 2008, we continued to achieve positive results in independent exploration, with 13 new discoveries and 11 successful appraisals. The table below sets out the details of our independent exploration projects.

	Exploration Wells		New Discoveries	Successful Appraisals	Seismic Data
	Wildcat	Appraisal			2D	3D
					(Km)	(Km2)
Offshore China
Bohai	16	21	7	4	-	3,789
Eastern South China Sea	5	5	-	2	7,008	1,575
Western South China Sea	17	10	6	5	9,503	2,013
East China Sea	-	-	-	-	2,305	56
Total	38	36	13	11	18,816	7,433

In 2008, we continued to strengthen our exploration activities and achieved certain breakthroughs, which mainly include: the successful appraisal of the largest light crude oilfield in offshore China - Jinzhou 25-1; the progress made in the exploration of Yellow River mouth trough, where Bozhong 29-5, Bozhong 35-2 and Kenli 3-2 were discovered; the enhanced explorations in both the shallow and the deep stratums in Laizhou Bay frontier area, where two discoveries, Kenli 10-1 and Kenli 12-2, were made. In addition, breakthroughs in frontier areas in Bozhong, Weixi’nan and Zhusan troughs have also been achieved.

Development and Production

In 2008, we encountered significant challenges in our development and production. Firstly, offshore China experienced a large number of typhoons, 22 of which significantly affected our operations in the South China Sea. Secondly, the supply of services for oil development and production were tight due to the high oil prices during the first three quarters which adversely affected our development and production either directly or indirectly. Several of our projects that were scheduled to come on stream in 2008 were delayed. Thirdly, some of our leased ships were tied up and unable to arrive at their operational sites on time due to the delays in projects of other companies. As a result, Ledong 22-1/15-1 and Huizhou 25-3’s development were delayed.

Despite these difficulties, we met our annual production target. Our net production in 2008 reached 194.2 million BOE, representing a growth of 14.3%.

Our achievements in development and production in 2008 primarily include maintaining a higher production time efficiency of exceeding 95% in producing fields, achieving a production increase in certain producing fields by adopting new oil production techniques and measures after research and on-site testing, applying the improved testing and inspection procedures for new oilfields to bring Penglai 19-3 phase II platform B, Xijiang 23-1 and Wenchang oilfields on stream, and maintaining the production capacity of mature fields at high levels through infill wells and enhanced water injection efficiency.

Our net production and acreage of major exploration areas as of December 31, 2008 are set out in the table below.

	2008 Net Production			Major Exploration Area
	Subtotal	Oil	Gas	Acreage
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(Km2)
Offshore China
Bohai Bay	230,896	218,478	74.5	42,973
Western South China Sea	106,764	56,761	284.7	73,388
Eastern South China Sea	127,490	122,813	28.1	55,424
East China Sea	1,225	85	6.8	85,413
Subtotal	466,375	398,137	394.1	257,198
Overseas
Asia	42,632	19,262	140.2	132,190
Oceania	21,721	4,669	86.8	54,884
Africa	-	-	-	4,380
Subtotal	64,353	23,931	227.0	191,454
Total	530,728	422,068	621.1	448,651

Principal Oil and Gas Regions Offshore China

Bohai Bay

With its rich oil and gas resources, Bohai Bay is our most important oil and gas producing area. As of December 31, 2008, approximately 42.3% of reserves and 43.5% of our production were located in Bohai Bay. The waters in our operations area in Bohai Bay are relative shallow with depths ranging from 10 to 30 meters.

In recent years, we have had a number of commercial discoveries in Bohai Bay, and we expect it to remain our primary area of exploration in the future. In 2008, we independently drilled 16 wildcat wells in Bohai Bay, seven of which were successful, namely Kenli 10-1, Kenli 3-2, Qinhuangdao 35-2, Bozhong 29-5, Bozhong 29-4 South, Jinzhou 32-4 and Bozhong 35-2.  In Bohai Bay, we also drilled 21 independent appraisal wells, 15 of which were successful, and appraised such oil and gas fields as Kenli 3-2, Jinzhou 25-1, Bozhong 29-5 and Qinhuangdao 35-2.

In 2008, we drilled 10 appraisal wells in the Jinzhou 25-1 structure and achieved positive results. A number of wells were rated as highly productive after testing, of which JZ25-1-10D recorded a daily crude oil production of over 6,000 barrels. With large reserves, light crude oil, high production capacity and concentrated oil layers, Jinzhou 25-1 is expected to become the largest light oilfield offshore China. The successful appraisal of Jinzhou 25-1 demonstrated that the Liaodong Bay area has significant exploration potential and is expected to become another major exploration area of ours.

In 2008, we have also achieved positive results in the exploration of the trough in the mouth of the Yellow River, with the discovery of Kenli 3-2. Exploration in the new areas of Laizhou Bay also led to the discovery of Kenli 10-1. Qinhuangdao 35-2 became the first discovery in the Bozhong trough in the last decade.

In 2008, we also achieved positive results in development and production in Bohai Bay. Through more effective management, Penglai 19-3 Phase II Platform B commenced production ahead of schedule.

In 2009, Bozhong 28-2S oilfield commenced production. In addition, Bozhong 2-1 and Qinhuangdao 29-2 were discovered.

Since heavy oil accounts for the majority of the oil production in Bohai Bay, we conducted in-depth researches on new techniques for heavy oil extraction and on-site implementation, in addition to adopting regular measures to increase production. These measures enabled us to maintain stable production in some mature oilfields.

Western South China Sea

The Western South China Sea has been our most important natural gas producing area. Typical water depths in our operating area in this region range from 40 to 120 meters. The crude oil produced is of medium to light gravity.

In 2008, we independently drilled in this area 17 wildcat wells, six of which were successful, namely Weizhou 6-8 North, Weizhou 11-1 East, Wenchang 19-1 North, Wenchang 13-6 North, Wenchang 13-6 South and Ledong 22-1 South. Wenchang 19-1 North was discovered under a producing oilfield and is expected to help expand the scope of our exploration scale in the area. 10 independent appraisal wells were drilled, eight of which were successful. Weizhou 11-2 and Weizhou 6-8 North were successfully appraised.

In 2008, despite of the tight supply of services for oil development and production, we were able to commence the operations of the Wenchang oilfields through equipment leasing arrangements. As a result, the Wenchang oilfield group commenced production ahead of schedule and contributed to our production growth. With expected peak production capacity of 45,000 barrels per day, Wenchang oilfields are expected to become an important source of production growth for us in 2009 and beyond.

Besides regular maintenance, we also adopted additional measures based on the geological conditions in this area to grow the production volumes beyond our original expectations.

In 2009, the Ledong 22-1/15-1 Project in the Western South China Sea, a relatively large natural gas project, is expected to commence production. We believe that this project will help grow our natural gas production in this area.

Eastern South China Sea

The Eastern South China Sea is one of our most important crude oil producing regions. The typical depths of our operating area in this region range from 100 to 300 meters. The crude oil produced is of medium to light gravity.

In 2008, we independently drilled in this area five wildcat wells and five appraisal wells. Three appraisal wells were successful. Liuhua 4-1 Oilfield and Panyu 35-2 Oilfield were successfully appraised. Proved reserves of Liuhua 4-1 Oilfield increased significantly upon appraisal.

In 2008, due to our effective production planning and efficient resource allocation, Xijiang 23-1 Oilfield commenced production. Subsequently, we drilled infill wells based on the geological conditions and increased our production capacity. We own 100% interests of the oilfield, which has a peak production volume of approximately 40,000 barrels per day.

In addition, upon monitoring weather patterns and our operation resources, we revised maintenance plans for Liuhua 11-1 and other major projects, which reduced downtime and increased production volumes.

In early 2009, Panyu 30-1 gas field in the region commenced production. To develop resources more efficiently and reduce the operating cost, we have implemented a joint development plan for Panyu 30-1 and Huizhou 21-1 oil and gas field. In order to increase our oil reserves, we plan to continue to focus on exploring in oil rich areas such as the Huizhou area.

In 2009, our partner has completed the first appraisal well at Liwan3-1 on Block 29/26. The drilling activities started in November 2008. The productivity of this well is expected to reach over 150 million cubic feet of natural gas per day. We have the right to participate in up to 51% working interest during the development period of Liwan 3-1.

East China Sea

The East China Sea is the least explored area of our four principal areas offshore China. Typical water depth in our operating area in this region approximately 90 meters, and the crude oil produced is of light gravity.

In 2008, to ensure stable gas supply to downstream customers and to increase production on a timely basis, we adopted new production enhancement measures in this region. As a result, our oil and gas production in 2008 exceeded our expectations at the beginning of 2008.

Overseas

Asia

Due to our significant interests in Indonesia, Asia is a major overseas region for the production of both crude oil and natural gas.

Indonesia

In 2002, we acquired a portfolio of interests in Indonesia. Such interests included the South East Sumatra Production Sharing Contract, the Offshore North West Java Production Sharing Contract, the West Madura Production Sharing Contract, the Poleng Technical Assistance Contract and the BLORA Production Sharing Contract. Among these interests, we operate and own approximately 56.54% interest of South East Sumatra. In addition, we relinquished from the BLORA Production Sharing Contract in 2008.

We also own a 13.9% interest in the Tangguh LNG Project. Located in Papua, Indonesia, the project includes three major areas, namely Berau, Muturi and Wiriagar, covered by three PSCs. The project is operated by BP Berau Ltd, a subsidiary of BP p.l.c., and expected to begin production in 2009. Tangguh LNG is expected to be our second overseas LNG project in addition to the North West Shelf project in Australia, and will further enhance our overseas natural gas production. Our partners for the project have entered into LNG sales and purchase agreements with various buyers for almost all of the project’s planned production capacity. The project’s sales commitment includes deliveries to Fujian in China, Korea and North America.

In addition, we are the operator and hold an 87% working interest in the Batanghari Production Sharing Contract, which is located in the southern central region of Sumatra Island. We also hold a 39.51% participating interest in the Malacca Strait Production Sharing Contract.

In May 2008, we entered into a PSC with the Indonesia government for the Southeast Palung Aru Block, which is located in the southeast offshore of Tanimbar Island, eastern Indonesia. We are the operator and hold a 66.7% working interest.

During 2008, we signed a purchase and sales agreement with Husky Oil Madura Partnership, or the HOMP, and acquired a 50% equity interests in Husky Oil Madura Ltd, or the HOML, a wholly-owned subsidiary of the HOMP that holds 100% interest in Madura Strait Production Sharing Contract offshore Indonesia.

In 2008, we drilled three wildcats in the Southeast Sumatra Block, one of which is a discovery well named Mila-3.

Although the majority of our oil and gas producing property in Indonesia are mainly mature oilfields, we exceeded the annual production target for 2008 in Southeast Sumatra Block through enhanced management over the major wells and implementation of other production enhancement measures.

Other Asian Regions

Currently, we own interests in and act as the operator for five PSCs in Myanmar. These blocks are still in the exploration stage.

Oceania

Currently, our oil and gas resources in Oceania are all located in Australia.

Australia

In May 2003, we acquired an approximately 5.3% interest in the reserves and upstream production and exploration of Australia’s North West Shelf project. We also acquired a 25% interest in the China LNG Joint Venture, a joint venture established to supply LNG from the North West Shelf project to a LNG terminal in Guangdong Province, China developed by CNOOC, our controlling shareholder, and various partners. The partners of the project have signed a supply agreement to supply gas to China Guangdong Dapeng LNG Terminal. The project started commercial production in 2006.

In addition, we own interests in one exploration block in Australia.

Africa

Africa holds our largest overseas net proved reserves. Our interests in Africa are primarily located in Nigeria.

Nigeria

In April 2006, we acquired a 45% interest in the offshore oil mining lease, or the OML130, in Nigeria. The OML130 is located in deep water. The phase I of OML130, AKPO, commenced production in March 2009 and is expected to be the main driving force of our overseas production growth in 2009.

Other Areas in Africa

Outside of Nigeria, we own interests in several blocks in Kenya and Equatorial Guinea. These projects are still at the exploration stage.

Other Oil and Gas Data

Production Cost Data

The following table sets forth average sales prices per barrel of crude oil, condensate and natural gas liquids sold, average sales prices per thousand cubic feet of natural gas sold and production costs per BOE produced for each of our independent, PSCs and combined operations for the periods indicated.

	Year ended December 31,
	2007	2008
	(US$)	(US$)
Average Sales Prices of Petroleum Produced
Per Barrel of Crude Oil, Condensate and Natural Gas Liquids Sold	66.26	89.39
Per Thousand Cubic Feet of Natural Gas Sold	3.30	3.83

Offshore China Average Lifting Costs per BOE Produced
Independent	8.39	10.63
PSCs	8.83	10.02
Offshore China Average	8.60	10.37

Overseas Average Lifting Costs per BOE Produced
Net Entitlement	13.98	14.71

Drilling and Productive Wells

The following table sets forth our exploratory and productive wells drilled as of December 31, 2008 by independent and PSC operations in each of our operating areas.  It includes exploratory and productive wells drilled offshore China prior to our inception in 1982.

	As of December 31, 2008
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas
Independent
Net Exploratory Wells	696	412	222	46	16	—
Net Productive Wells	803	608	151	44	—	—
Crude Oil	746	581	121	44	—	—
Natural Gas	57	27	30	—	—	—

PSCs
Net Exploratory Wells	37.4	5.8	1.2	0.5	2.6	27.3
Net Productive Wells*	1,083.5	286.6	23.6	92.9	12.6	667.8
Crude Oil	1,036.3	286.6	18.0	89.3	5.4	637.0
Natural Gas	47.2	—	5.6	3.6	7.2	30.8

Totals
Net Exploratory Wells	733.4	417.8	223.2	46.5	18.6	27.3
Net Productive Wells	1,886.5	894.6	174.6	136.9	12.6	667.8
Crude Oil	1,782.3	867.6	139.0	133.3	5.4	637.0
Natural Gas	104.2	27.0	35.6	3.6	7.2	30.8

*Excluding abandoned wells.

Drilling Activity

The following tables set forth our net exploratory and development wells broken down by independent and PSC operations in each of our operating areas for the years ended December 31, 2008 and 2007, respectively.

	Year ended December 31, 2008
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas
Independent
Net Exploratory Wells Drilled	74	37	27	10	—	—
Successful	39	22	14	3	—	—
Dry	35	15	13	7	—	—
Net Development Wells Drilled	77	49	13	15	—	—
Successful	77	49	13	15	—	—
Dry	—	—	—	—	—	—

PSCs
Net Exploratory Wells Drilled	6.0	—	—	—	—	6.0
Successful	1.1	—	—	—	—	1.1
Dry	4.9	—	—	—	—	4.9
Net Development Wells Drilled	37.6	27.2	—	1.5	—	8.9
Successful	37.6	27.2	—	1.5	—	8.9
Dry	—	—	—	—	—	—

	Year ended December 31, 2007
	Total	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea	Overseas
Independent
Net Exploratory Wells Drilled	58	36	14	8	—	—
Successful	31	18	10	3	—	—
Dry	27	18	4	5	—	—
Net Development Wells Drilled	88	46	42	—	—	—
Successful	86	45	41	—	—	—
Dry	2	1	1	—	—	—

PSCs
Net Exploratory Wells Drilled	6.4	2	—	—	—	4.4
Successful	2.5	2	—	—	—	0.5
Dry	3.9	—	—	—	—	3.9
Net Development Wells Drilled	30.8	29.5	—	1.0	0.3	—
Successful	30.8	29.5	—	1.0	0.3	—
Dry	—	—	—	—	—	—

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2007		2008
	Rmb’000%		Rmb’000%
Independent operations	34,586,214	38.1	54,682,326	43.4
PSCs	45,815,712	50.5	56,019,745	44.5
Trading businesses	17,397,338	19.2	22,966,752	18.2
Unallocated and elimination	(7,075,433)	(7.8)	(7,691,441)	(6.1)
Total operating revenues	90,723,831	100.0	125,977,382	100.0

Note:
Our total consolidated operating revenues for the year ended December 31, 2006, which was prepared in conformity with accounting principles generally accepted in Hong Kong, was Rmb 88,947.3 million, including revenue from independent operations of Rmb 32,303.4 million, revenue from PSCs of Rmb 47,542.0 million and revenue from trading businesses of Rmb 20,964.1 million, partially offset by unallocated and eliminated revenue of Rmb 11,862.2 million.

We are mainly engaged in the exploration, development and production of crude oil and natural gas primarily offshore China.  For the year ended December 31, 2008, approximately 73% of our total revenue was contributed by PRC customers.  Our overseas activities are mainly conducted in Indonesia, Australia and Nigeria.

Sales and Marketing

Sales of Crude Oil

We sell crude oil produced offshore China to the PRC market through our wholly owned PRC subsidiary, CNOOC China Limited.  We sell crude oil produced overseas to the international market through our wholly owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd.

The price of crude oil is determined based on prices for crude oil of similar quality in the international market, with certain premiums or discounts depending on supply and demand. Although prices are quoted in U.S. dollars, customers in China will pay in Renminbi. We currently market three types of crude oil from offshore China: light crude, medium crude and heavy crude. The refinery and chemical factories of CNOOC, Sinopec and PetroChina are our major customers in China.

The table below sets forth the sales and marketing volumes in offshore China for each of these three types of crude oil for the periods indicated.

	Year ended December 31,
	2007	2008
Sales and Marketing Volumes (benchmark) (mmbbls)(1)
Light Crude (APPI(2) Tapis(3))	17.6	19.4
Medium Grade (Daqing OSP(4))	74.4	81.1
Heavy Crude (ICP Duri(5))	89.4	94.3

(1)	Includes the sales volumes of us and our foreign partners under production sharing contracts.
(2)	Asia Petroleum Price Index.
(3)	Tapis is a light crude oil produced in Malaysia.
(4)	Daqing official selling price. Daqing is a medium crude oil produced in northeast China.
(5)	Duri is a heavy crude oil produced in Indonesia. The Indonesian crude price (“ICP”) Duri has been the sole benchmark price for heavy crude since 2006.

In the first half of 2008, along with the increase in international oil prices, our realized prices also increased significantly. However, in the second half of the year, the oil market was affected by the deteriorating global economy. International oil prices decreased significantly and rapidly in the fourth quarter to as low as less than US$40 per barrel, which had a significant negative impact on the prices of crude oil we sold. In 2008, we achieved an average realized oil price of US$89.39 per barrel, representing an increase of 34.9% year over year.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2007	2008
Average Realized Prices
Crude Oil (US$/bbl)	66.26	89.39
Natural Gas (US$/mcf)	3.30	3.83

West Texas Intermediate (US$/bbl)	72.23	100.10

The international benchmark crude oil price, West Texas Intermediate, was US$39.25 per barrel as of December 31, 2008 and US$51.12 per barrel as of April 30, 2009.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2007	2008
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	78,468	91,040
Revenues sourced outside the PRC	12,256	34,937
Total revenues	90,724	125,977
% of revenues sourced outside the PRC	13.5%	27.7%

Note:
Our total revenues for the year ended December 31, 2006, which was prepared in conformity with accounting principles generally accepted in Hong Kong, was Rmb 88,947 million, including revenue sourced in the PRC of Rmb 75,280 million and revenue sourced outside the PRC of Rmb 13,667 million.

Sales of Natural Gas

At present, the selling prices of our natural gas are determined by our negotiations with customers. Generally, the natural gas sales agreements are long-term contracts.  Contracts typically consist of a base price with provisions for periodic resets and adjustment formulas which depend on a basket of crude oil prices, inflation and various other factors.  In recent years, volatile oil prices have caused fluctuation in gas prices.

Our major clients for natural gas are mainly located in Guangdong, Hainan, Zhejiang and Hong Kong, including Castle Peak Power Company Limited, CNOOC Kingboard Chemical Limited and China BlueChemical Ltd.

Procurement of Services

We usually outsource work in connection with the acquisition and processing of seismic data, well drilling services, well logging and perforating services and well control and completion service to independent third parties, or CNOOC and its affiliates.

In addition, we normally employ, on a contract basis, independent third parties for single point mooring, or SPM, services. Besides building floating production storage and offloading, or FPSO, with our partners, we employ independent third parties or CNOOC and/or its affiliates for FPSO services and other services.  We conduct a bidding process to determine who we employ to construct platforms, terminals and pipelines, to drill production wells and to install offshore production facilities.  Both independent third parties and CNOOC affiliates participate in the bidding process. We are closely involved in the design and management of services by contractors and exercise extensive control over their performance, including their costs, schedule, quality and health, safety, and environment, or HSE, measures.

Competition

Domestic Competition

The petroleum industry is very competitive.  We compete in the PRC and in international markets for customers as well as capital to finance our exploration, development and production activities.  Our principal competitors in the PRC market are PetroChina and Sinopec.

We price our crude oil on the basis of comparable crude oil prices in the international market.  The majority of our customers for crude oil are refineries affiliated with CNOOC, Sinopec and

PetroChina to which we have been selling crude oil, from time to time.  Based on our dealings with these refineries, we believe that we have established a stable business relationship with them.

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

Fiscal Regimes

Offshore China

We conduct exploration and production operations either independently or jointly with foreign partners under our production sharing contracts. The PRC government has established different fiscal regimes for crude oil and natural gas production from our independent operations and from the operations under our PSCs.

Fiscal regimes for independent operations

Royalties paid to the PRC government are based on our gross production from both independent operations and oil and gas fields under PSCs.  The amount of the royalties varies up to 12.5% based on the annual production of the relevant property.  The PRC government has provided companies such as us with a royalty exemption for up to one million tons, or approximately seven million BOE, per year for our crude oil production and for up to 70.6 billion cubic feet, or approximately 11.8 million BOE, per year for our natural gas production.  The limits in these exemptions apply to our total production from both independent properties and properties under PSCs.  In addition, we pay production taxes to the PRC government equal to 5% of our crude oil and gas produced independently and under PSCs.

Fiscal regimes for PSC operations

Under our PSCs, production of crude oil and gas is allocated among us, the foreign partners and the PRC government according to a formula contained in the contracts.  Under this formula, a percentage of production under our PSCs is allocated to the PRC government as its share oil.  For more information about the allocation of production under the PSCs, see “Item 4—Information on the Company—Business Overview—Fiscal Regimes—Offshore China—Production Sharing Formula.”

When exploration and production operations offshore China are conducted through a PSC, the operator of the oil or gas field must submit a detailed evaluation report and an overall development plan to a joint management committee established under the contract upon the discovery of commercially viable oil reserves. The plan must be subsequently confirmed by CNOOC and approved by the PRC government before the parties to the PSC begin the commercial development of the oil and gas field.

Under PRC law, only a state-owned company, such as CNOOC, may negotiate a PSC. CNOOC assigned to us all of its rights and obligations under then-existing PSCs in 1999 and has undertaken to assign to us its future PSCs except for those relating to CNOOC’s administrative functions.

Bidding Process

CNOOC and foreign partners enter into new PSCs primarily through bidding organized by CNOOC and direct negotiation. During a typical bidding process, CNOOC determines which blocks are open for bidding and invites foreign enterprises to bid. Potential bidders are required to provide information, including estimates of minimum work commitments, exploration costs and percentages of share oil payable to the PRC government; and CNOOC evaluates each bid and negotiates a PSC with the successful bidder. CNOOC has agreed to allow us to participate in all negotiations for new PSCs.

Terms of PSCs

Term of Length. PSCs typically last for 30 years and have three phases: (1) during the exploration period, exploratory and appraisal work is conducted in order to discover petroleum and to enable the parties to determine the commercial viability of any petroleum discovery; (2) the development period begins when the relevant PRC regulatory authorities have approved the overall development plan and ends when the design, construction, installation, drilling and related research work for the realization of petroleum production as planned have been completed; and (3) the production period begins when commercial production commences and usually lasts for 15 years.

Minimum Work Commitment. The foreign partners must complete a minimum amount of work during the exploration period, generally including: drilling a minimum number of exploration wells; acquiring a fixed amount of seismic data; and incurring a minimum amount of exploration expenditures. Foreign partners are required to pay all exploration costs, which can be recovered according to the production sharing formula after commercial discoveries are made and production begins. Foreign partners are required to relinquish 25% of the contract area, excluding the development and production areas, to CNOOC at the end of each phase of the exploration period and to relinquish all areas, excluding the development areas, production areas and areas under evaluation, to CNOOC at the end of the exploration period.

Participating Interests. We have the right to take participating interests up to 51% in any oil or gas field discovered in the contract area and may exercise this right after the foreign partners have made commercially viable discoveries.  The foreign partners retain the remaining participating interests.

Production Sharing Formula. A chart illustrating the production sharing formula under our PSCs is shown below.

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

(1)
In this annual report and in our consolidated financial statements included elsewhere in this annual report, references to production tax on oil and gas produced offshore China are to the value-added tax set out in our PSCs offshore China.

(2)
Assumes annual gross production of more than four million metric tons, approximately 30 million BOE.  For lower amounts of production, the royalty rate will be lower and the cost recovery will be greater than 50.0% by the amount that the royalty rate is less than 12.5%.

(3)	The ratio “X” is agreed in each PSC based on commercial considerations and ranges from 8% to 100%.
(4)	See “Item 4—Information on the Company—Business Overview—Principal Oil and Gas Regions Offshore China” for our participating interest percentage in our PSCs.

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

We calculate and pay oil and gas production tax and royalty to the PRC government on a monthly basis and make adjustments for any overpayment or underpayment at the end of the year. The foreign partners have the right to either take possession of their allocable remainder oil for sale in the international market, or sell such crude oil to us for resale in the PRC market.

Management and Operator. A party will be designated as an operator to undertake the execution of the PSC which includes: preparing work programs and budgets; procuring equipment and materials relating to operations; establishing insurance programs; and issuing cash-call notices to the parties to the PSC to raise funds.

A joint management committee will be set up to perform supervisory functions. Each of us and the foreign partners has the right to appoint an equal number of representatives to form the joint management committee. We designate the chairman of the committee and the foreign partners as a group designate the vice chairman.  The joint management committee has the authority to make decisions on matters including: reviewing and approving operational and budgetary plans; determining the commercial viability of each petroleum discovery; reviewing and adopting the overall development plan; and approving significant procurements and expenditures, and insurance coverage.

After the foreign partner has fully recovered its exploration and development costs under PSCs in which the foreign partner is the operator, we have the exclusive right to take over the operation of the particular oil or gas field.  With the consent of the foreign partner, we may also take over the operation before the foreign partner has fully recovered its exploration and development costs.

Ownership of Data and Assets. All data, records, samples, vouchers and other original information obtained by foreign partners in the process of exploring, developing and producing offshore petroleum become the property of CNOOC as a state-owned oil company under PRC law.  Through CNOOC, we have unlimited and unrestricted access to the data.

Our foreign partners and we have joint ownership in all of the assets purchased, installed or constructed under the PSC until either the foreign partners have fully recovered their development costs, or upon the expiration of the PSC. After that, CNOOC will assume ownership of all of the assets under the PSCs; our foreign partners and we retain the exclusive right to use the assets during the production period.

Abandonment Costs. Any party to our PSCs must give prior written notice to the other party or parties if it plans to abandon production of the oil or gas field within the contracted area.  If the other party or parties agree to abandon production from the oil or gas field, all parties pay abandonment costs in proportion to their respective percentage of participating interests in the field.  If we decide not to abandon production upon notice from a foreign partner, all of such foreign partner’s rights and obligations under the PSC in respect of the oil or gas field, including the responsibilities for payment of abandonment costs, terminate automatically.  We bear the abandonment costs if we decide to abandon production after an initial decision to proceed with production.

Overseas

In addition to our PSCs in the PRC, we are subject to other fiscal regimes in the foreign countries and regions where we conduct operations, including Indonesia, Australia and Nigeria. See “Item 4—Information on the Company—Business Overview—Overseas.”

In countries including Indonesia, Nigeria and Myanmar, we conduct our operations through PSCs.  Our OML130 project in Nigeria also involves a production sharing arrangement.  We and the other partners to overseas PSCs are required to bear all exploration, development and operating costs according to our respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

Our net interest in the PSCs overseas consists of our participating interest in the properties covered under the relevant PSCs, less oil and gas distributed to the local government and/or the domestic market obligation, as applicable.

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

Operating Hazards and Uninsured Risks

Our operations are subject to hazards and risks inherent in the drilling, production and transportation of crude oil and natural gas, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters, any of which can result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under PSCs.  In addition, certain of our crude oil and natural gas operations are located in areas that are subject to tropical weather disturbances such as typhoons, some of which can be severe enough to cause substantial damage to facilities and interrupt production.

As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, including the loss of wells, blowouts, pipeline leakage or other damage, certain costs of pollution control and physical damages on certain assets.  Our insurance coverage includes oil and gas field properties and construction insurance, marine hull insurance, protection and indemnity insurance, drilling equipment insurance, marine cargo insurance and third party and comprehensive general liability insurance.  The operators of the projects in which we participate overseas are required by local law to purchase insurance policies customarily taken out by international petroleum companies. As of December 31, 2008, we paid an annual insurance premium of approximately US$31.1 million and US$63.9 million for operational insurance and all risk construction insurance, respectively, to maintain our insurance coverage.  We believe that our level of insurance is adequate and customary for the PRC petroleum industry and international practices.  However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs.  See “Item 3—Key Information—Risk Factors—Exploration, development and production risks and natural disasters may affect our operations and could result in losses that are not covered by insurance.”

Research and Development

In 2008, we continued to focus our scientific research on exploration and development. Certain research findings were applied in our operations and have yielded positive results. One of our technologies won second prize at the National Science and Technology Progress Awards in 2008.

Major Projects

We have been improving our selection and planning of technological research projects. We established major projects to cover new areas of exploration technologies, including new technologies in enhanced offshore oil recovery, offshore marginal field development, deep water oilfield development, heavy oilfield development and overseas exploration and development.

In addition, we have undertaken a few National Scientific Research projects, such as the 2008 project for “key technologies and facilities for deep water exploration and development in South China Sea.”  Research for this project went smoothly in 2008.

Critical Technological Research

In 2008, a number of research findings led to major breakthroughs in our operations. Exploration guided by recent research on the formation of rich oil and gas areas in Bohai Bay achieved success in several new areas. We strengthened our research in the exploration technologies for the small oil and gas fields, which had supported our growth of oil and gas reserves in 2008. Additional new research developments include recovery technologies of polymers in Bohai Bay, Suizhong 36-1 and other oilfields. The Weixinan oilfield electricity network, a large-scale, long distance offshore oil platform electricity network, commenced operations. This is the first implementation and commercial operation of such electricity network in China, which strengthens production safety, enhances operational efficiencies, and reduces pollution, energy consumption and production cost.

Regulatory Framework

Government Control

The PRC government owns all of China’s petroleum resources and exercises regulatory control over oil exploration and production activities in China.  We are required to obtain various governmental approvals, including those from the Ministry of Land and Resources, the State Oceanic Administration, the National Development and Reform Commission and the Ministry of Commerce before we are permitted to conduct production activities.  Our sales are coordinated by the National Development and Reform Commission.  For joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including permit for exploration blocks, approval of a reserve report, the PSCs between CNOOC and the foreign enterprises, environmental impact report submitted through CNOOC, overall development plan, and extraction permit.

We explore and develop our offshore China reserves under exploration and production licenses granted by the PRC government.  Exploration licenses, which are generally granted for individual blocks, require holders to make an annual minimum exploration investment and pay an annual exploration license fee.  The annual minimum investment and license fees are based on the area under license and increase over the life of the exploration license.  Production licenses, which are generally granted for individual fields, require holders to pay an annual production right usage fee based on the area under license.  All of our proved reserves offshore China are under production licenses granted by the PRC government.

Special Policies Applicable to the Offshore Petroleum Industry in China

Since the early 1980s, the PRC government has adopted policies and measures to encourage the development of the offshore petroleum industry.  These policies and measures, which were applicable to CNOOC’s operations prior to the reorganization, became applicable to our operations in accordance with an undertaking agreement between us and CNOOC.  As approved by the relevant PRC government, these policies and measures have provided us with benefits mainly including the exclusive right to explore for, develop and produce petroleum in designated areas offshore China in cooperation with international oil and gas companies and to sell petroleum in China, and the flexibility to set our prices in accordance with international market prices and determine where to sell our crude oil, with only minimal supervision from the PRC government.

Although we historically have benefited from the foregoing special policies, we cannot assure that such policies will continue in the future.

In March 2006, the State Council issued the Decision to Impose a Special Oil Gain Levy and the Ministry of Finance promulgated the Management Rules on the Administration of Special Oil Gain Levy, effective March 26, 2006.  According to the rules, the Ministry of Finance imposes a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales by an oil exploration and production company of locally produced crude oil at a price which exceeds US$40 per barrel.  The special oil gain levy is collected on a quarterly basis.  For the years ended December 31, 2007 and 2008, we incurred approximately Rmb 6.8 billion and Rmb 16.2 billion (US$2.4 billion) in connection with the Special Oil Gain Levy.  As international oil prices, the exchange rate of Renminbi and our crude oil production fluctuate, we cannot ascertain the full impact of the Special Oil Gain Levy going forward.

In addition, the PRC government imposed an export tariff of 5% on crude oil in November 2006.

Policies Applicable to International Oil and Gas Companies Operating Offshore China

The PRC government encourages foreign participation in offshore oil exploration and production. Currently, international oil and gas companies can only undertake offshore oil exploration and production activities in China after they have entered into a PSC with CNOOC.

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

Government agencies set national or local environmental protection standards. The relevant environment protection bureau must approve or review each stage of a project.  We must file an environmental impact statement or, in some cases, an environmental impact assessment outline before an approval can be issued.  The filing must demonstrate that the project conforms to applicable environmental standards.  The relevant environmental protection bureau generally issues approvals and permits for projects using modern pollution control measurement technology.

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

The PRC environmental laws require offshore petroleum developers to pay abandonment costs.  Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2007 and 2008 of approximately Rmb 6,737.3 million and Rmb 8,340.0 million (US$1,222.4 million), respectively.

Environmental protection and prevention costs and expenses in connection with the operation of offshore petroleum exploitation are covered either under PSCs, or by us for independent operations.  Each platform has its own environmental protection and safety staff responsible for monitoring and operating the environmental protection equipment.  However, no assurance can be given that the PRC government will not impose new or stricter regulations which would require additional environmental protection expenditures.

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

We own the following main property interests in the PRC:

•	51% interest in land, various buildings and structures at Yacheng 13-1 Processing Plants, Hainan Province and Hong Kong;

•	land, various buildings and structures at Xingcheng JZ 20-2 Natural Gas Separating Plant, Liaoning Province;

•	land, various buildings and structures located at Boxi Processing Plant, Tianjin;

•	land, various buildings and structures at Weizhou Terminal Processing Plant, Guangxi Zhuang Autonomous Region;

•	land, various buildings and structures at Suizhong 36-1 Base, Liaoning Province;

•	land, various buildings and structures located at Bonan Processing Plant, Shandong Province;

•	land, various buildings and structures located at Dongfang 1-1 Processing Plant, Hainan Province;

•	land, various buildings and structures located at Panyu Huizhou Gas Processing Plant, Guangdong Province; and

•	land, various buildings and structures located at a Gas Processing Plant, Ningbo, Zhejiang Province.

Employees and Employee Benefits

During the years ended December 31, 2006, 2007 and 2008, we employed 2,929 persons, 3,288 persons and 3,584 persons, respectively.  Of the 3,584 employees we employed as of December 31, 2008, approximately 90.4% were involved in oil exploration, development and production activities, approximately 6.5% were involved in accounts and finance work and the remainder were senior management, coordinators of PSCs and safety and environmental supervisors. Workers for the operation of the oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

We have a union that protects employees’ rights, organizes educational programs, assists in the fulfillment of economic objectives, encourages employee participation in management decisions, and assists in mediating disputes between us and individual employees.

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

Our Indonesian subsidiaries employ approximately 815 employees, including approximately 38 expatriates. We provide benefits to expatriates that we believe to be in line with customary international practices.  Our local staff in Indonesia enjoy welfare benefits mandated by Indonesian labor laws.

For further details regarding retirement benefits, see note 31 to our consolidated financial statements included elsewhere in this annual report.

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations.  We devote significant resources to train our employees.  During 2008, we held 4,458 training workshops, which were attended by 41,686 participants.  To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market.  In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

Health, Safety and Environmental Policy, or HSE

We promote the concepts and culture of HSE among our staff. We have established a comprehensive management system to facilitate our fulfillment of social obligations, improve our staff’s awareness of HSE protection during operations, and strengthen their risk management skills. We have also adopted the HSE management standards for our contractors.

In 2008, we continued to reinforce and develop our HSE system. We undertook employee health improvement initiatives, environmental protection management and HSE training for onsite workers and contractors. In addition, we introduced a set of safety compliance standards to enhance the awareness of work-place safety, protect the environment, and strengthen the crisis management skills.

There were no death cases recorded in 2008. There were also no safety-related accidents of losses over Rmb 1 million. Our Occupational Safety and Health Administration Statistics continued to exceed the industry average.

We published our amended Crisis Management Plan in 2008. Through multi-level emergency drills and cooperation with contractors and local governments, we have enhanced our emergency-management capabilities.

We have continued to cooperate with China Offshore Environmental Service Ltd to prevent oil spills. Oil spill response bases have been established in Tangguh, Suizhong, Huizhou, Longkou, Zhuhai, Shenzhen and Weizhou Island. Such initiatives further strengthened our capability in handling oil spill emergencies.

In 2008, we issued our Regulations on Underwater Pipelines Management, which lists detailed requirements on safe production of underwater pipelines. This is expected to decrease the number of accidents.

We have continued to focus on safe production practices by our contractors by hiring professional assessors to conduct management audits and safety checks on helicopter contractors and diving operations contractors. The contractors were required to rectify all problems identified.

We have provided a number of HSE training sessions following our annual safety training plan. Through issuing safety warnings and releasing environmental protection information to our staff regularly, we have improved their awareness of HSE standards.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety of production conditions.

C.	ORGANIZATIONAL STRUCTURE

CNOOC indirectly owned or controlled an aggregate of approximately 64.41% of our shares as of March 31, 2009.  Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association.  Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly-held subsidiaries as of March 31, 2009 and notes our significant indirectly-held subsidiaries.

(1)	Overseas Oil & Gas Corporation, Ltd also directly owns five shares of our company.
(2)
Owner of our overseas interests in oil exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited (Bermuda), CNOOC Exploration & Production Nigeria Limited (Nigeria), CNOOC Africa Holding Ltd. (British Virgin Islands) and CNOOC Africa Ltd. (British Virgin Islands).

(3)	Owner of substantially all of our PRC oil exploration and production businesses, operations and properties.
(4)	Business vehicle through which we engage in sales and marketing activities in the international markets.
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

D.	PROPERTY, PLANTS AND EQUIPMENT

See “Item 4—Information on the Company—Business Overview.”

ITEM 4A. unresolved staff comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

You should read the following discussion and analysis in conjunction with our consolidated financial statements, selected historical consolidated financial data and operating and reserves data, in each case together with the accompanying notes, contained in this annual report. Since these are our first consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, the following is limited to a discussion of our financial condition and results of operations for the years ended December 31, 2008 and 2007, and no comparative information for the year ended December 31, 2006 has been included. For further details, please see “Special Note on Our Financial Information and Certain Statistical Information Presented in This Annual Report.” Certain statements set forth below constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  See “Forward-Looking Statements.”

Overview

Our revenues and profitability are largely determined by our production volume and the prices we realize for our crude oil and natural gas, as well as the costs of our exploration and development activities.  Although crude oil prices depend on various market factors and have been volatile historically, our total net production volume has increased over the past few years.

The following table sets forth our net production and profit for the periods indicated.

	Year ended December 31,
	2007	2008
Net production of crude oil, condensate and natural gas liquids (BOE/day)	371,827	422,068
Net production of natural gas (mmcf/day)	559.6	621.1
Profit for the year (Rmb in millions)	31,258.3	44,375.3

For a description of certain factors affecting our financial performance, see “Item 3—Key Information—Risk Factors.”

Production from Independent Operations Offshore China Versus Production from PSCs Offshore China

Historically we have cooperated with foreign partners under PSCs, which have provided us with the expertise to undertake our independent operations more effectively.  The percentage of our net production arising from independent operations offshore China was 53.5% and 59.0%, for the years ended December 31, 2007 and 2008, respectively.  Although we will continue to focus on independent operations, we plan to continue seeking appropriate opportunities to cooperate with foreign partners under PSCs.

Our cost structures for PSCs and for independent operations are different.  The total expenses per unit under PSCs are generally higher due to our foreign partners’ use of expatriate staff, who generally command higher wages, as well as administrative and overhead costs that may be allocated by the operators and a larger proportion of imported equipment, which is more expensive.

Provision for Dismantlement

We estimate future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal and external engineers after taking into consideration the anticipated method of dismantlement required in accordance with then current legislation and industry practice.  Provisions are made for present obligations, either legal or constructive. The associated cost is capitalized and the liability is discounted and accretion expense is recognized using the credit adjusted risk-free rate in effect when the liability is initially recognized.  The dismantlement costs for the years ended December 31, 2007 and 2008 were Rmb 561.7 million and Rmb 667.2 million (US$97.8 million), respectively.  The accrued liability is reflected in our consolidated balance sheet under “provision for dismantlement.”  See note 27 to our consolidated financial statements included elsewhere in this annual report.

Production Imbalance

We account for oil overlifts and underlifts using the entitlement method, under which we record overlifts as liabilities and underlifts as assets.  An overlift occurs when we sell more than our percentage interest of oil from a property subject to a PSC.  An underlift occurs when we sell less than our participating interest of oil from a property under a PSC.

Allowances for Doubtful Accounts

We evaluate our trade receivables by considering the financial condition of our customers, their past payment history and credit standing and other specific factors, including whether the trade receivable in question are under dispute.  We make provisions for trade receivables when we are concerned about our ability to collect them.  For the years ended December 31, 2007 and 2008, allowances for doubtful accounts were not material in the context of total operating expenses and did not have a material effect on our results of operations or financial condition.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS issued by the IASB, HKFRS issued by the HKICPA, accounting principles generally accepted in Hong Kong, and the Hong Kong Companies Ordinance.  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of our assets and liabilities, the disclosure of our contingent assets and liabilities as of the date of our financial statements, if any, and the reported amounts of our revenues and expenses during the periods reported.  Management makes these estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  We believe that the following significant accounting policies may involve a higher degree of judgment in the preparation of our consolidated financial statements.  For additional discussion of our significant accounting policies, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Oil and Gas Properties

For oil and gas exploration, we have adopted the successful efforts method of accounting.  As a result, we capitalize initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognized based on exploratory experience and management judgment.  Upon discovery of commercial reserves, we transfer acquisition costs to proved properties and capitalize the costs of drilling and equipping successful exploratory wells, all development expenditure on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs.  We treat the costs of unsuccessful exploratory wells and all other related exploration costs as expenses when incurred.  Productive oil and gas properties and other tangible and intangible costs of producing properties are amortized using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the provision of depreciation, depletion and amortization. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortized based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis.  Generally, common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives.  Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.  We amortize capitalized acquisition costs of proved properties by the unit-of-production method on a property-by-property basis based on the total estimated units of proved reserves.

We recognized the amount of the estimated cost of dismantlement and discounted the amount to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. We included the unwinding of the discount on the dismantlement provision as a finance cost.

Impairment of Assets

We make an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased.  In any event, we would make an estimate of the asset’s recoverable amount, which is calculated as the higher of the asset’s value in use or its net selling price.  We recognize an impairment loss only if the carrying amount of an asset exceeds its recoverable amount.  We charge an impairment loss to the consolidated income statement in the period in which it arises. A reversal of an impairment loss is credited to the income statement in the period in which it arises.

Provisions

We recognize a provision when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation provided that a reliable estimate can be made of the amount of the obligation.  When the effect of discounting is material, the amount recognized for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation.  The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statement.  We make provisions for dismantlement based on the present value of our future costs expected to be incurred, on a property-by-property basis, in respect of our expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

Deferred Tax

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Recognition of Revenue from Oil and Gas Sales and Marketing

We recognize revenue when it is probable that the economic benefits will flow to us and when the revenue can be measured reliably.  For oil and gas sales, our revenues represent the invoiced value of sales of oil and gas attributable to our interests, net of royalties and any government share oil that is lifted and sold on behalf of the government.  Sales are recognized when the significant risks and rewards of ownership of oil and gas have been transferred to customers.  Oil and gas lifted and sold by us above or below our participating interests in any PSC result in overlifts and underlifts.  We record these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices.  Settlement will be in kind or in cash when the liftings are equalized or in cash when production ceases.  We enter into gas sales contracts with customers which often contain take-or-pay clauses.  Under these contracts, we make a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective provisions, such as force majeure provision, and adjustment provisions. If a buyer has a right to get a “make up” delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognized when the take-or-pay penalty is triggered.

Our marketing revenues represent sales of oil purchased from the foreign partners under our PSCs and revenues from the trading of oil through our subsidiary in Singapore.  The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, are transferred to us from the foreign partners and other unrelated oil and gas companies before we sell such oil to our customers.  The cost of the oil sold is included in crude oil and product purchases.

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2007		2008
	(Rmb in millions, except percentages, production data and prices)
Revenues:
Oil and gas sales:
Crude oil	68,039	75.0%	94,779	75.2%
Natural gas	4,998	5.5%	6,052	4.8%
Total oil and gas sales	73,037	80.5%	100,831	80.0%

Marketing revenues	17,397	19.2%	22,967	18.2%
Other income	290	0.3%	2,179	1.7%
Total revenues	90,724	100.0%	125,977	100.0%

Net production (million BOE):
Crude oil	135.7	79.2%	154.4	79.5%
Natural gas	35.6	20.8%	39.8	20.5%
Total net production	171.3	100.0%	194.2	100.0%
Average net realized prices:
Crude oil (US$ per bbl)	66.26		89.39
Natural Gas (US$ per mcf)	3.30		3.83

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated income statements as a percentage of total revenues:

	Year ended December 31,
	2007	2008
Operating Revenues:
Oil and gas sales	80.5%	80.0%
Marketing revenues	19.2%	18.2%
Other income	0.3%	1.7%
Total revenues	100.0%	100.0%
Expenses:
Operating expenses	(8.9)%	(7.9)%
Production taxes	(3.9)%	(3.9)%
Exploration costs	(3.8)%	(2.7)%
Depreciation, depletion and amortization	(8.7)%	(7.9)%
Special oil gain levy	(7.5)%	(12.9)%
Impairment losses related to property, plant and equipment	(0.7)%	(1.2)%
Crude oil and product purchases	(18.8)%	(18.0)%
Selling and administrative expenses	(1.9)%	(1.4)%
Other	(0.4)%	(1.2)%
	(54.6)%	(57.2)%

Interest income	0.7%	0.9%
Finance costs	(2.2)%	(0.3)%
Exchange gain, net	2.0%	2.0%
Investment income	1.0%	0.4%
Share of profits of associates	0.8%	0.3%
Non-operating income (expenses), net	0.0%	0.0%
Profit before tax	47.7%	45.9%
Tax	(13.3)%	(10.7)%
Profit for the year	34.4%	35.2%

Calculation of Revenues

China

We report total revenues, which consist of oil and gas sales, marketing revenues and other income, in our consolidated financial statements included elsewhere in this annual report.  With respect to revenues derived from our offshore China operations, oil and gas sales represent gross oil and gas sales less royalties and share oil payable to the PRC government.

The gross oil and gas sales consist of our percentage interest in total oil and gas sales, comprised of (i) a 100% interest in our independent oil and gas properties and (ii) our participating interest in the properties covered under our PSCs, less an adjustment for production allocable to foreign partners under our PSCs as reimbursement for exploration costs attributable to our participating interest.

Marketing revenues represent our sales of our foreign partners’ oil and gas produced under our PSCs and purchased by us from our foreign partners under such contracts as well as from international oil and gas companies through our wholly owned subsidiary in Singapore.  Net marketing revenues represent the marketing revenues net of the cost of purchasing oil and gas from foreign partners and from international oil and gas companies.  Our foreign partners have the right to either take possession of their oil and gas for sale in the international market or to sell their oil and gas to us for resale in the PRC market.

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

Indonesia

The oil and gas sales from our subsidiaries in Indonesia consist of our participating interest in the properties covered under the relevant PSCs, less adjustments for oil and gas distributable to the Indonesian government under our Indonesian PSCs and for a domestic market obligation under which the contractor must sell a specified percentage of its crude oil to the local Indonesian market at a reduced price.

Other income includes gain from disposal of our participating interest in the properties.

Australia

The oil and gas sales from our subsidiaries in Australia consist of our participating interest in the properties of the North West Shelf project.

2008 versus 2007

Consolidated net profit

Our consolidated net profit increased 42.0% to Rmb 44,375.3 million (US$6,504.3 million) in 2008 from Rmb 31,258.3 million in 2007.

Revenue

Our oil and gas sales increased 38.1% to Rmb 100,831.3 million (US$14,779.2 million) in 2008 from Rmb 73,036.9 million in 2007, primarily as a result of both higher average realized oil prices and increases in volume produced and sold in 2008. The average realized price for our crude oil increased US$23.13 per barrel, or 34.9%, to US$89.39 per barrel in 2008 from US$66.26 per barrel in 2007. We sold 152.7 million barrels of crude oil in 2008, representing an increase of 13.4% from 134.6 million barrels in 2007. The average realized price for our natural gas increased US$0.53 per thousand cubic feet, or 16.1%, to US$3.83 per thousand cubic feet in 2008 from US$3.30 per thousand cubic feet in 2007. Sales volume of our natural gas increased 14.7% to 39.8 million BOE in 2008 from 34.7 million BOE in 2007.

Our net marketing profit, which is marketing revenue less purchase costs, decreased 7.3% to Rmb 291.7 million (US$42.8 million) from Rmb 314.7 million in 2007. Our realized marketing profit margin, which is our net marketing profit as a percentage of marketing revenues, decreased from 1.8% in 2007 to 1.3% in 2008, due to fast increasing crude oil purchase costs and relatively constant level of trading profit per barrel.

Operating expenses

Our operating expenses increased 24.3% to Rmb 9,990.4 million (US$1,464.3 million) in 2008 from Rmb 8,039.6 million in 2007. Operating expenses per BOE increased 8.7% to Rmb 51.4 (US$7.53) per BOE in 2008 from Rmb 47.3 per BOE in 2007. Operating expenses per BOE offshore China increased 15.8% to Rmb 44.7 (US$6.55) per BOE in 2008 from Rmb 38.6 per BOE in 2007, primarily as a result of more maintenance, higher service fees and higher raw material prices. Operating expenses per BOE overseas decreased 4.2% to Rmb 100.3 (US$14.70) per BOE in 2008 from Rmb 104.7 per BOE in 2007, primarily as a result of the appreciation of Renminbi against the U.S. dollar.

Production taxes

Our production taxes increased 39.8% to Rmb 4,889.3 million (US$716.6 million) in 2008 from Rmb 3,497.4 million in 2007, primarily as a result of both higher average realized oil prices and increases in volume produced and sold in 2008.

Exploration costs

Our exploration costs decreased 0.7% to Rmb 3,409.5 million (US$499.7 million) in 2008 from Rmb 3,432.4 million in 2007. In 2008, we continued to enhance our exploration activities and due to improved drilling efficiencies, our exploration expenditure in 2008 did not change significantly from 2007.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization other than dismantlement expenditures increased 27.2% to Rmb 9,380.5 million (US$1,374.9 million) in 2008 from Rmb 7,374.5 million in 2007. Our average depreciation, depletion and amortization per barrel increased 11.3% to Rmb 48.3 (US$7.08) per BOE in 2008 from Rmb 43.4 per BOE in 2007, primarily as a result of the commencement of production in certain oil and gas fields in 2007 and 2008.

The depreciation, depletion and amortization related to our dismantlement provisions increased 20.6% to Rmb 677.2 million (US$99.3 million) in 2008 from Rmb 561.7 million in 2007. Apart from the commencement of production in the relevant oil and gas fields, the increase is also attributable to higher estimated future dismantlement obligations arising from re-evaluation of expected work commitments together with higher projected service fees and raw material prices. Our average dismantling costs increased to Rmb 3.49 (US$0.51) per BOE in 2008 from Rmb 3.30 per BOE in 2007.

Special Oil Gain Levy

Our Special Oil Gain Levy increased 137.5% to Rmb 16,238.2 million (US$2,380.1 million) in 2008 from Rmb 6,837.2 million in 2007, primarily as a result of our higher realized oil price, the corresponding progressive rates imposed by the levy and increase in volume sold in 2008.

Impairment losses related to property, plant and equipment

Our impairment losses increased 150.4% to Rmb 1,536.0 million (US$225.1 million) in 2008 from Rmb 613.5 million in 2007. The impairment loss was primarily due to the adverse changes of crude oil prices at the end of 2008, which in turn, adversely changed expected future crude oil prices and reduced the estimates of the quantities of oil and gas commercially recoverable from certain oilfields in Indonesia.

Selling and administrative expenses

Our selling and administrative expenses increased only 0.1% to Rmb 1,742.6 million (US$255.4 million) in 2008 from Rmb 1,741.2 million in 2007, primarily due to our strict control of expenses in 2008.

Finance costs, net

Our net finance costs decreased 79.6% to Rmb 415.3 million (US$60.9 million) in 2008 from Rmb 2,031.8 million in 2007, as we renounced a cash settlement option relating to our convertible bonds in 2007, there were no further fair value changes in derivative component to be realized in finance costs in 2008. Our interest income increased 62.1% to Rmb 1,091.0 million (US$159.9 million) in 2008 from Rmb 673.0 million in 2007, primarily as a result of transferring our financial investments into cash and deposits in banks to avoid exposure to both capital market risks and exchange-rate risks.

Exchange gains/losses, net

Our net exchange gains increased 37.5% to Rmb 2,551.3 million (US$374.0 million)in 2008 from Rmb 1,856.0 million in 2007, primarily as a result of revaluation of dividends receivable from a subsidiary and active changes in currency structure of our assets portfolio in response to the appreciation of the Renminbi in 2008.

Investment income

Our investment income decreased 47.3% to Rmb 475.9 million (US$69.8 million) in 2008 from Rmb 902.4 million in 2007, primarily as a result of lower gains realized and redemptions to curb further losses resulting from the unstable financial markets. Nonetheless, the decrease was partially offset by the management’s profitable investments in money market and bond market funds.

Share of profits of associates

Our share of profits of associates decreased 48.0% to Rmb 374.1 million (US$54.8 million) in 2008 from Rmb 719.0 million in 2007, primarily as a result of the adverse impact of the deteriorating economic environment on the associates.

Income tax

Our income tax expense increased 12.1% to Rmb 13,505.0 million (US$1,979.5 million) in 2008 from Rmb 12,052.3 million in 2007, primarily as a result of the higher revenue and profit from the higher average realized oil price. Our effective tax rate decreased to 23.3% in 2008 from 27.8% in 2007, primarily as a result of the decrease in the income tax rate applicable to our major subsidiary in China from 30% in 2007 to 25% in 2008 under the prevailing tax rules and regulations.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash during 2008 was cash flow from operating activities. We used cash primarily to fund capital spending programs and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2007	2008
	(Rmb in millions)
Cash generated from (used for):
Operating activities	41,301	55,738
Investing activities	(21,374)	(48,984)
Financing activities	(10,799)	(10,129)
Net increase/(decrease) in cash and cash equivalents	9,128	(3,375)

Cash Generated from Operating Activities

In 2008, our cash flow from operating activities increased to Rmb 55,738.4 million (US$8,169.8 million) as compared to Rmb 41,300.5 million in 2007, representing an increase of 35.0% from 2007. The increase in our cash flow from operating activities in 2008 was mainly due to increases in crude oil and gas prices and volumes sold coupled with accelerated collection of trade receivable during the year. The increase was partially offset by increases in costs, expenses and net increases in other working capital, including Special Oil Gain Levy payments of Rmb 18,246.4 million (US$2,674.4 million) and income tax payments of Rmb 15,442.9 million (US$2,263.5 million).

Capital Expenditures and Investments

Net cash outflow from investing activities in 2008 was Rmb 48,984.3 million (US$7,179.8 million), representing an increase of Rmb 27,610.3 million, or 129.2% from Rmb 21,374.0 million in 2007.

Our capital expenditures and investments primarily include exploration and development expenditures and purchases of oil and gas properties. Our capital expenditures increased 38.9% to Rmb 37,414.1 million (US$5,483.9 million) in 2008 from Rmb 26,942.1 million in 2007, primarily as a result of the increase in exploratory efforts and the continuous development of projects under construction. The increase was also driven by higher service fees and raw material costs in 2008. Our development expenditures in 2008 primarily related to the development of the OML130, Penglai 19-3 Phase II, Jinzhou25-1S, Bozhong28-2S, Ledong 15-1/22-1, Liuhua 11-1 and Wenchang oilfields. We did not have any significant merger and acquisition activity during 2008.

In addition, our cash outflow was attributable to the placement of Rmb 14,100.0 million (US$2,066.7 million) in time deposits with a maturity of over three months and purchases of available-for-sale financial assets of Rmb 6,490.8 million (US$951.4 million). On the other hand, our cash inflow was mainly from the proceeds from sale of available-for-sale financial assets and sales of held-to-maturity financial assets, which amounted to Rmb 1,920.3 million (US$281.5 million) and Rmb 3,000.0 million (US$439.7 million), respectively.

For 2009, we have budgeted approximately US$6.6 billion for capital expenditures. The following table sets forth actual or budgeted capital expenditures on an accrual basis for our key operating areas for the periods indicated.

	Year ended December 31,
	2007(1)	2008(1)	2008(1)	2009(2)
	(Rmb million)		(US$ million)
Operating Area:
Bohai Bay
Development	9,044.2	13,701.1	2,008.2	3,586.2
Exploration	1,771.5	2,049.1	300.3	387.9
Western South China Sea
Development	4,970.9	3,570.8	523.4	506.4
Exploration	1,162.5	2,063.3	302.4	175.3
East China Sea
Development	61.1	117.2	17.2	63.3
Exploration	85.0	102.7	15.1	52.5
East South China Sea
Development	2,817.7	3,476.3	509.5	461.0
Exploration	689.4	1,064.3	156.0	143.9
Other Offshore China
Development	—	—	—	168.2
Exploration	112.5	179.7	26.3	47.2
Subtotal	20,714.8	26,324.5	3,858.5	5,591.8
Overseas
Development	8,662.2	8,616.6	1,263.0	718.1
Exploration	1,625.6	917.3	134.5	298.7
Subtotal	10,287.8	9,533.9	1,397.4	1,016.8
Total	31,002.6	35,858.4	5,255.9	6,608.6

(1)	Figures for 2007 and 2008 represent our actual spending for capital expenditure purposes, including expensed exploration costs.
(2)	Figures for 2009 represent our budgeted capital expenditures.

Our capital expenditures on an accrual basis for the year ended December 31, 2006, which was prepared in conformity with accounting principles generally accepted in Hong Kong, was Rmb 24,997.9 million, including Rmb 9,217.1 million in Bohai Bay, Rmb 4,520.8 million in Western South China Sea, Rmb 125.6 million in East China Sea, Rmb 3,045.6 million in East South China Sea, Rmb 61.8 million in other areas offshore China, and Rmb 8,027.0 million in overseas. In addition to the budgeted development and exploration expenditures relating to the oil and gas properties described above, we may make additional capital expenditures and investments consistent with our business strategy.  See “Item 4—Information on the Company—Business Overview—Business Strategy.”  We expect to fund our capital expenditures with our cash flows from operations and our borrowings.

Our ability to maintain and grow our revenues, profit and cash flows depends upon continued capital spending.  Generally, we adjust our capital expenditure and investment budget on an annual basis.  Our capital expenditure plans are subject to a number of risks, contingencies and other factors, some of which are beyond our control.  Therefore, our actual future capital expenditures and investments will likely be different from our current planned amounts, and such differences may be significant.  See “Item 3—Key Information—Risk Factors—Our future prospects largely depend on our capital expenditure plans, which are subject to various risks.”

Financing Activities

Net cash outflow from financing activities in 2008 was Rmb 10,129.0 million (US$1,484.6 million), representing a minor decrease of Rmb 669.9 million (US$98.2 million), or 6.2% from Rmb 10,798.9 million in 2007. In 2008, our net cash outflow was mainly due to the distribution of dividends of Rmb 14,651.8 (US$2,147.6 million). It was partially offset by cash inflows primarily consisting of bank borrowings of Rmb 4,803.8 million (US$704.1 million).

During 2008, we redeemed all our outstanding convertible bonds of Rmb 2,196.6 million by exercising an early redemption option. As of December 31, 2008, our total debt was Rmb 13,880.6 million (US$2,034.5 million), as compared to Rmb 11,534.3 million as of December 31, 2007. The increase in debt in 2008 was primarily due to borrowings associated with the OML130 and the Tangguh

LNG projects. Our gearing ratio, was 8.0%, which is defined as interest bearing debt divided by the sum of interest bearing debt plus equity.

On February 21, 2008, CNOOC Finance (2004) Limited extinguished all its outstanding convertible bonds by exercising an early redemption option. The delisting of the convertible bonds on the Hong Kong Stock Exchange was effective at the close of business on March 6, 2008. We currently have no convertible bond liability.

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness.  The following table summarizes the maturities of our long-term debt outstanding as of December 31, 2008.  As of the date this annual report is filed, we have not incurred any material long-term debt since December 31, 2008.

	Debt maturities (principal only)
	Original currency		Total Rmb equivalents	Total US$ equivalents
Due by December 31,	US$	Rmb
	(in millions, except percentages)
2009	2.4		16.6	2.4
2010-2012	571.7	500.0	4,400.8	645.0
2013-2014	275.4		1,878.9	275.4
2015 and beyond	1,109.1		7,566.6	1,109.1
Total	1,958.6	500.0	13,862.9	2,031.9
Percentage of total debt	96.4%	3.6%	100.0%	100.0%

As of March 31, 2009, we had total foreign currency debt of US$2,183.2 million, all of which is in U.S. dollars.

As of December 31, 2008, we had unutilized banking facilities amounting to approximately Rmb 39,262.9 million (US$5,754.9 million) as compared to Rmb 46,997.1 million as of December 31, 2007.

In 2007 and 2008, we paid dividends totaling Rmb 11,523.7 million and Rmb 14,651.8 million (US$2,147.6 million), respectively.  The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant.  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2009.  However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.  See “Item 3—Key Information—Risk Factors— Our future prospects largely depend on our capital expenditure plans, which are subject to various risks.”

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

Our Indonesian subsidiaries employ 815 employees, including 38 expatriates.  We provide benefits to expatriates that we believe to be in line with customary international practices.  Our local staff in Indonesia enjoy welfare benefits mandated by Indonesia labor laws.

Holding Company Structure

We are a holding company.  Our entire oil exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly foreign-owned enterprise in the PRC.  Our entire oil exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands.  International sales of crude oil are conducted by China Offshore Oil (Singapore) International Pte Ltd, our wholly owned subsidiary incorporated in Singapore.  Accordingly, our future cash flows will consist principally of dividends from our subsidiaries.  The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation.  For example, legal restrictions in the PRC permit payment of dividends only out of profit determined in accordance with PRC accounting standards and regulations.  In addition, under PRC law, CNOOC China Limited is required to set aside a portion of its profit each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 4.8% in 2007, and an overall inflation rate of 5.9% in 2008.  Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Taxation

We are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which we and each of our subsidiaries are domiciled and operate.  We were subject to profit tax at the rate of 17.5% and 16.5% for the period from January 1, 2008 to March 31, 2008 and the fiscal year beginning from April 1, 2008, respectively, on profits arising in or derived from Hong Kong.

Our PRC subsidiary, as a wholly foreign owned enterprise, is subject to an enterprise income tax rate of 25%, which was 30% in 2007, under the prevailing tax rules and regulations.

The PRC enterprise income tax is levied based on taxable income, including income from both operations and other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP.

Under the New China Corporate Income Tax Law, which became effective on January 1, 2008, and the tax treaty between China and Hong Kong, dividend income related to our earnings derived from CNOOC China Limited’s net profit generated after January 1, 2008 is subject to a reduced withholding tax rate of 5%.

Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

•	production taxes of 5% on independent production and production under PSCs;

•	export tariffs of 5% on petroleum oil beginning on November 1, 2006; and

•	business tax of 3% to 5% on other income.

Our subsidiaries domiciled outside of the PRC are subject to income tax rates ranging from 10% to 51.875%.

Certain of our oil and gas interests in Indonesia are held through Labuan incorporated companies, which enjoy certain current reduced tax rates provided by the tax treaty between Indonesia and Malaysia, pursuant to which our subsidiaries owning oil and gas property interests in Indonesia are subject to combined corporate and dividend tax at rates ranging from 43.125% to 51.875%. In May 2006, the ministers of both countries agreed to certain proposed amendments to the tax treaty, which proposes to increase the tax rates will increase from a range from 43.125% to 51.875% and from 48% to 56%. The proposed amendments need to be ratified by the two countries and will take effect in two months after the ratification. As at December 31, 2008, It was uncertain when it would be ratified by the two countries.

We calculate our deferred tax to account for the temporary differences between our tax bases, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting bases, which is prepared in accordance with applicable financial reporting requirements.  The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling.  As of December 31, 2007 and 2008, we had Rmb 6,293.6 million and Rmb 5,428.3 million (US$795.6 million), respectively, in net deferred tax liabilities.  See note 11 to our consolidated financial statements included elsewhere in this annual report.

Impact of Recently Issued Accounting Standards

IFRS and HKFRS

We have adopted the IFRS as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2008 have been prepared in due compliance with both IFRS and HKFRS.

Both the IASB and the HKICPA have issued a number of new and revised IFRS and HKFRS, some of which were mandatory for financial statements for fiscal years beginning on or after January 1, 2008.  The adoption of the new and revised IFRS, HKFRS, amendments and interpretations have no impact on our results of operations or financial position for the year ended December 31, 2008.

A number of the new and revised IFRS and HKFRS become effective for fiscal years beginning on or after January 1, 2009.  We have not early applied these IFRS and HKFRS to our consolidated financials statements included elsewhere in this annual report.  We are in the process of making an assessment of the impact of these new and revised IFRS and HKFRS upon application. We conclude that, while certain new or revised IFRS and HKFRS may result in future changes of our financial results or disclosures, other new and revised IFRS and HKFRS are unlikely to have a significant impact on our results of operations and financial position.

For details, please refer to note 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4—Information on the Company—Business Overview—Research and Development” and “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

D.	TREND INFORMATION

Crude oil prices are a major driver of our results of operations.  We price our crude oil with reference to the international crude oil prices, which have fluctuated considerably over the years. In 2008, oil prices increased significantly to a record high of US$147 per barrel and subsequently decreased rapidly to less than US$40 per barrel.  For more information about crude oil prices, see “Item 3—Key Information—Risk Factors—Our business, revenues and profits fluctuate with changes in oil and gas prices,” “Item 4—Information on the Company—Business Overview—Sales and Marketing—Sales of Crude Oil—Pricing,” and “Item 5—Operating and Financial Review and Prospects—Operating Results—Results of Operations—2008 versus 2007.”

In addition to crude oil, natural gas is becoming an increasingly important part of our business.  The Chinese government promotes the use of natural gas as a clean and efficient fuel.  Demand for natural gas in the PRC is likely to increase significantly.  We have expanded and will continue to expand our natural gas business and intend to exploit our natural gas reserves to meet growing demand for natural gas.  For more information about our natural gas business, see “Item 3—Key Information—Risk Factors—Any failure to implement our natural gas business strategy may adversely affect our business and financial position.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations for the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Long-term debt obligations	13,966,631	16,623	282,589	5,733,037	7,934,382
Operating lease obligations	2,235,655	507,644	875,878	769,709	82,424
Provision for dismantlement(1)	8,339,734	49,231			8,290,503
Total	24,542,020	573,498	1,158,467	6,502,746	16,307,309

(1)
Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2007 and 2008, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2007	2008
	Rmb’000	Rmb’000
Contracted, but not provided for	8,655,830	12,293,984
Authorized, but not contracted for	24,498,130	30,093,605

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

In accordance with Hong Kong law and our Articles of Association, our affairs are managed by our Board, which has 11 members, including three executive directors, three non-executive directors and five independent non-executive directors.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position

Chengyu Fu	1951	Chairman of our Board, Executive Director and Chief Executive Officer

Hua Yang	1961	Executive Director, President and Chief Financial Officer

Guangqi Wu	1957	Executive Director and Compliance Officer

Han Luo	1953	Non-executive Director (retired, effective March 31, 2009)

Shouwei Zhou	1950	Non-executive Director (re-designated from Executive Director to Non-executive Director, effective March 31, 2009)

Xinghe Cao	1949	Non-executive Director

Zhenfang Wu	1952	Non-executive Director

Edgar W. K. Cheng	1943	Independent Non-executive Director

Sung Hong Chiu	1947	Independent Non-executive Director

Evert Henkes	1943	Independent Non-executive Director (retired on May 29, 2008)

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Tao Wang	1931	Independent Non-executive Director (since May 29, 2008)

Guangyu Yuan	1959	Executive Vice President

Weilin Zhu	1956	Executive Vice President

Bi Chen	1961	Executive Vice President and General Manager of CNOOC China Limited, Tianjin Branch

Wei Chen	1958	Senior Vice President and General Director of CNOOC China Limited, Beijing Research Center

Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited, Shanghai Branch

Mingcai Zhu	1956	Vice President and President of CNOOC International Limited

Zhi Fang	1962	Vice President and President of CNOOC Southeast Asia Limited

Xin Kang	1974	Company Secretary and Senior Counsel (resigned on November 25, 2008)

Zongwei Xiao	1965	Joint Company Secretary (since November 25, 2008)

May Sik Yu Tsue	1973	Joint Company Secretary (since November 25, 2008)

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

Executive Directors

Chengyu Fu received a Bachelor of Science degree in geology from the Northeast Petroleum Institute in China and a Master’s degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the petroleum industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oilfields. He joined CNOOC, our controlling shareholder in 1982 and served as the Chinese Deputy Chief Representative, the Chief Representative, Secretary to the Management Committees and the Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip respectively. From 1994 to 1999, Mr. Fu was the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, the Vice President of Phillips China Inc., the General Manager of the Xijiang Development Project and later the General Manager of CNOOC Nanhai East Corporation. In 2000, Mr. Fu became the Vice President of CNOOC. Subsequently, he became our Executive Vice President, President and Chief Operating Officer in 2001. Mr. Fu became the President of CNOOC in October 2003 and the Chairman of our Board and Chief Executive Officer, effective October 16, 2003. He also serves as the Chairman of the Board of Directors of CNOOC China Limited and CNOOC International Limited, both being our subsidiaries. Mr. Fu is the Chairman of China Oilfield Services Limited, a company listed on HKSE and Shanghai Stock Exchange, and a subsidiary of CNOOC. He was an independent director of Suntech Power Holdings Co., Ltd., a NYSE-listed company from December 2005 to October 2007. He is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director, effective August 23, 1999.

Hua Yang is a senior engineer and graduated from Petroleum University with a Bachelor of Science degree in Petroleum Engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 26 years experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital market in our company and its subsidiaries. From 1993 to 1999, he served as our Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department and the Vice President of CNOOC International Limited, our subsidiary. In 1999, he became our Senior Vice President. From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, our subsidiary. Mr. Yang was appointed as our Chief Financial Officer, effective January 1, 2005 as well as our Executive Vice President from December 2005 to March 2009. Mr. Yang was appointed as our President, effective March 31, 2009. He also serves as Assistant President of CNOOC and Director of CNOOC Finance Corporation Limited, and Director of CNOOC China Limited and CNOOC International Limited, both being our subsidiaries. Mr. Yang was appointed as an Executive Director, effective August 31, 2005.

Guangqi Wu is a geologist, senior economist and Certified Senior Enterprise Risk Manager and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master’s degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as Assistant President in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and our Compliance Officer since June 1, 2005. Mr. Wu also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being our subsidiaries. Mr. Wu was appointed as an Executive Director, effective June 1, 2005.

Non-executive Directors

Han Luo received a doctorate degree from the Petroleum University in China. He has over 30 years of experience in the petroleum industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of CNOOC Nanhai East Corporation. In 1999, he served as the General Manager of CNOOC China Limited, Shanghai Branch. From 2000 to 2009, Mr. Luo served as a Vice President of CNOOC. He also served as Chairman of the board of directors of CNOOC and Shell Petrochemical Co., Ltd., the Chairman of the board of directors of Zhonghai Trust Co., Ltd. and CNOOC Finance Corporation Limited, both being subsidiaries of CNOOC, and the Director of CNOOC China Limited, our subsidiary. Mr. Luo was appointed as an Executive Director, effective December 20, 2000 and was re-designated from Executive Director to Non-executive Director, effective September 1, 2006. Mr. Luo retired as our Non-executive Director, effective March 31, 2009.

Shouwei Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited, Tianjin Branch. He was appointed as our Executive Vice President in September 1999 and served as our President from July 2002 to March 2009. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the General Manager of CNOOC China Limited and the Director of CNOOC International Limited, both being our subsidiaries. He also serves as the Chairman of CNOOC Southeast Asia Limited, our subsidiary since April 2003. Mr. Zhou became the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on December 6, 2003. Mr. Zhou was appointed as an Executive Director, effective August 23, 1999 and was re-designated from Executive Director to Non-executive Director, effective March 31, 2009.

Xinghe Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied MBA in Capital University of Economics and Business. Mr. Cao has over forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 2003, Mr. Cao worked as the Manager of Bohai Oil Commercial Company, later as the Manager of Bohai Oil Transportation Company, both being subsidiaries of CNOOC, and Deputy General Manager and General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC, successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC and became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Energy Technology & Services Limited (CNOOC Base Group Limited was restructured as CNOOC Energy Technology & Services Limited in 2008) and the Chairman of the Board of Directors of China Ocean Oilfields Services (Hong Kong) Limited, both being subsidiaries of CNOOC. Mr. Cao was appointed as an Executive Director, effective August 31, 2005 and was re-designated from Executive Director to Non-executive Director, effective September 1, 2006.

Zhenfang Wu is a senior engineer and graduated with a bachelor’s degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC and then Vice President of CNOOC. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group (formerly known as CNOOC Gas and Power Limited) as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as the Chairman and General Manager of CNOOC Oil & Petrochemicals Co., Ltd., a subsidiary of CNOOC, and Chairman of CNOOC and Shell Petrochemical Co. Ltd. Mr. Wu was appointed as an Executive Director, effective August 31, 2005 and was re-designated from Executive Director to Non-executive Director, effective September 1, 2006.

Independent Non-executive Directors

Edgar W. K. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. He is at present Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Chairman of the Steering Committee on the Feasibility Study on the Financial Services Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council, an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd and a member of the Board of Directors of the Hong Kong Institute for Monetary Research. He is currently an independent non-executive director of American International Assurance Co. Ltd. and an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development and Chairman of the Council for Sustainable Development. He is currently a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991-1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as Independent Non-executive Director, effective May 24, 2006.

Sung Hong Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an independent non-executive director of Yunnan Enterprises Holdings Limited since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu was appointed as our Independent Non-executive Director, effective September 7, 1999.

Evert Henkes served as the CEO of Shell global chemical business from 1998 to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell’s Metals Coordinator, Shell’s Chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, SembCorp Industries Ltd. and Outokumpu Oy, and became a non-executive director of Air Products and Chemicals Inc since July 7, 2006. Mr. Henkes served as Independent Non-executive Director with effect from September 16, 2003 and retired from our Board on May 29, 2008. Mr. Henkes became a member of our International Advisory Board, effective May 29, 2008.

Lawrence J. Lau is currently Vice-Chancellor (President) of The Chinese University of Hong Kong. Professor Lau graduated with a Bachelor of Science degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. He is concurrently the Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference, Professor Lau also serves as a non-official member of the HKSAR Government’s Executive Council, and as a member of the Task Force on Economic Challenges, the Commission on Strategic Development, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Steering Committee on Innovation and Technology, the Exchange Fund Advisory Committee and its Governance Sub-Committee and Currency Board Sub-Committee, and the Honours Committee. He was appointed a Justice of the Peace in Hong Kong in July 2007. He also serves on the Board of Directors of the Hong Kong Science and Technology Parks Corporation and as an Independent Director of the Far EasTone Telecommunications Co. Ltd. in Taiwan. Professor Lau was appointed as an Independent Non-executive Director, effective August 31, 2005.

Aloysius Hau Yin Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the HKICPA. Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on HKSE. Mr. Tse is also the chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director, effective June 8, 2005.

Tao Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his Deputy Doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council and the Chairman of the Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than fifty years and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Honorary Chairman and an Executive Director of Sino Union Petroleum & Chemical International Limited, a company listed on HKSE. Mr. Wang was appointed as Independent Non-executive Director, effective May 29, 2008.

Other Members of Senior Management

Guangyu Yuan is our Executive Vice President. He is responsible for HSE, engineering and drilling and completion well operation. Mr. Yuan is a senior engineer. He graduated from Petroleum University (formerly the East China Petroleum Institute) with a bachelor’s degree in drilling engineering. He obtained a master’s degree from the Capital University of Economics and Business in 2001. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007, respectively. Mr. Yuan joined CNOOC in 1982 and has over 27 years of experience in the oil and gas industry. During his tenure at CNOOC, he served as the Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of CNOOC Operational Department, General Manager of CNOOC China Offshore Oil Northern Drilling Company, Chairman of the Board of Directors and General Manager of CNOOC China Oilfield Services Limited, and Vice Chairman of the Board of Directors, Executive Director, Chief Executive Officer and President of China Oilfield Services Limited. In November 2006, Mr. Yuan was appointed as an Assistant President of CNOOC.

Weilin Zhu is the Chief Geologist of CNOOC, our Executive Vice President and General Manager of Exploration Department. Mr. Zhu graduated from Shanghai Tongji University with a Ph.D. degree. Mr. Zhu studied at Norwegian Institute of Technology during 1986 and 1987. He joined CNOOC in 1982. Prior to 1999, he was responsible for the research work at CNOOC Research Centre and served as the Deputy Director and Director of Research, and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Vice President, our Deputy General Manager and General Manager of Exploration Department, and General Manager of our Zhanjiang Branch and Vice President. Mr. Zhu has extensive experience in exploration research and management in offshore China. He was granted the special stipend from the PRC government, nominated as a candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the most prestigious award in geosciences in China. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC and our Executive Vice President, responsible for our exploration activities.

Bi Chen is our Executive Vice President and General Manager of CNOOC China Limited –Tianjin Branch. He is responsible for our development, production and sales. Mr. Chen graduated from the Southwest Petroleum University (formerly the Southwest Petroleum Institute) and received a bachelor’s degree in oil production. He received a master’s degree of Petroleum Engineering from Edinburgh Heriot-Watt University in 1988 and an MBA degree from Tsinghua University in 2000. Mr. Chen joined CNOOC in 1982 and has over 27 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, our Director of Production Section, Deputy Manager and General Manager of Development & Production Department, and General Manager of CNOOC China Limited-Tianjin Branch. In December 2005, Mr. Chen was appointed as our Vice President and General Manager of CNOOC China Limited –Tianjin Branch.

Wei Chen is our Senior Vice President and the General Manager of the Scientific Development Department, and the General Director of CNOOC China Limited,, Beijing Research Center. Mr. Chen is a senior engineer. He received his Bachelor of Science degree from Petroleum University of China and holds an MBA degree from Tsinghua University. He has over 25 years of experience in oil exploration. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager of the Exploration and Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department of CNOOC, and the Senior Vice President and General Manager of the Administration Department of our company.

Guohua Zhang is our Senior Vice President and the General Manager of CNOOC China Limited Shanghai Branch. He graduated from Qingdao Oceanographic Institute with a Bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as the Deputy Chief Geologist and Manager of the Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of the Exploration Department of our company.

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

Zhi Fang is our Vice President and the President of CNOOC Southeast Asia Limited and is responsible for our businesses in Indonesia. He graduated from Zhejiang University with a Bachelor degree in science and received a MBA degree from the University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, the Deputy General Manager of the Exploration and Development Department of CNOOC Nanhai East Corporation, and the Deputy General Manager and General Manager of CNOOC China Limited, Shenzhen Branch.

Joint Company Secretaries

Zongwei Xiao is our Joint Company Secretary. He is a senior engineer graduated from Daqing Petroleum Institute with a Bachelor of Science degree in Petroleum Engineering. Mr. Xiao also studied petroleum engineering in Imperial College in the UK from 1987 to 1988. Joined CNOOC in 1984, Mr. Xiao has over 24 years of experience in petroleum exploration, development and production. In the first 10 years of his career, he worked in CNOOC Research Center as an engineer, senior engineer and head of Reservoir Engineering division in Field Development Department. Mr. Xiao then worked mainly in the international business of CNOOC, serving as a production manager of CNOOC Jakarta from 1994 to 1998. After coming back to China, he served as a senior engineer and head of West Asia/North Africa division of the Overseas Development Department of CNOOC successively before he started to work in the field of capital market in 2001. He accumulated experience in financial market from our initial public offering in 2001 as the head of Investor Relations Group. He became the Deputy General Manager of Investor Relations Department in 2001 and the General Manager of the Investor Relations Department in 2003. Mr. Xiao was appointed as our Joint Company Secretary, effective November 25, 2008.

May Sik Yu Tsue is our Joint Company Secretary. Ms. Tsue graduated from Curtin University of Technology in Australia with a Bachelor of Commerce in Accounting.  Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006.  She is an associate member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2007.  Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department.  She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as our Joint Company Secretary, effective November 25, 2008.

B.	COMPENSATION

The aggregate amount of fees, salaries, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2008 was approximately Rmb 18.1 million (US$2.7 million), while the amount paid to our other senior management for the same period was approximately Rmb 4.5 million (US$0.7 million).  In addition, under our pension plan for 2008, we set aside an aggregate amount of Rmb 571,568 (US$82,300) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management.  Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 571,568 (US$82,300) to the pension plan for 2008.  Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 9 to our consolidated financial statements included elsewhere in this annual report.  For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership”.  For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

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

The primary responsibilities of our remuneration committee are to review and approve all our executive directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans.  In 2008, our remuneration committee consisted of three independent non-executive directors (Mr. Sung Hong Chiu as chairman, Mr. Evert Henkes and Mr. Aloysius Hau Yin Tse) and one non-executive director (Mr. Xinghe Cao). Mr. Evert Henkes retired from our Board on May 29, 2008 and is no longer a member of our remuneration committee.

The primary responsibilities of our nomination committee include nominating candidates for directors subject to our Board’s approval, conducting routine examination of the structure, scale and composition of our Board, and review the leadership capabilities of our directors in order to ensure that we remain competitive.  In 2008, our nomination committee consisted of Mr. Han Luo, Dr. Edgar W. K. Cheng and Professor Lawrence J. Lau. Mr. Tao Wang joined our nomination committee, effective May 29, 2008. Mr. Luo retired on March 31 2009 and Mr. Zhou Shouwei was appointed as chairman of our nomination committee on the same day.

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

Erwin Schurtenberger
The Ambassador of Switzerland to the People's Republic of China, the Democratic People's Republic of Korea and the Republic of Mongolia from 1988 to 1995.  He joined the Swiss Foreign Services in 1969.  Over the years, he held various diplomatic positions in Bangkok, Hong Kong, Beijing and Tokyo.  He also served as the Ambassador of Switzerland to Iraq.  He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations.  He was the President of the Swiss-Asia Foundation.  He serves on the Boards of ROBERT BOSCH RBint and its International Advisory Board, BUHLER GROUP Switzerland, FIRMENICH-China, TAIKANG Life Insurance.  Dr. Schurtenberger is also a senior advisor to the China Training Center for Senior Personnel Management Officials.  He is a graduate in both political science and philosophy of the University of Paris and received a Ph.D. Degree in Economics.  Dr. Schurtenberger was a director on our Board from November 11, 2002 to April 1, 2005.

Simon Murray
Chairman of General Enterprise Management Services (International) Limited (GEMS Ltd.), a private equity fund management company. Formerly he was the Executive Chairman of Asia Pacific for the Deutsche Bank Group, and the Group Managing Director of Hutchison Whampoa Ltd.  He is currently a director of a number of companies that include Arnhold Holdings Ltd., Cheung Kong Holdings Ltd., Orient Overseas (International) Limited, USI Holding Ltd., Compagnie Financiere Richemont SA, Sino-Forest Corporation and Vodafone Group plc.

Edward S. Steinfeld
Associate Professor, Department of Political Science, Massachusetts Institute of Technology.  He received both his undergraduate and doctoral training at Harvard University.  As a China specialist, he has conducted extensive firm-level research in China.  Steinfeld also directs the China Energy Program at the MIT Industrial Performance Center.

Chas Freeman
Became Chairman of Projects International, Inc. in 1995, after an extensive career in the U.S. Government spanning three decades and numerous senior positions, including U.S. Ambassador to Saudi Arabia and Assistant Secretary of Defense for International Security Affairs.  In February 2009, he resigned his positions as president of the Middle East Policy Council, co-chair of the U.S. China Policy Foundation, vice-chair of the Atlantic Council, and a trustee of the Institute for Defense Analyses, among numerous other positions, in order to become chairman of the United States National Intelligence Council. Ambassador Freeman attended the National Autonomous University of Mexico and received his A.B. from Yale University as well as a J.D. from the Harvard Law School.  He is the author of two widely circulated books on statecraft and diplomacy: The Diplomat's Dictionary and Arts of Power. He resigned from our International Advisory Board on February 1, 2009.

Evert Henkes	See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Independent Non-executive Directors.”

Directors Service Contracts

Our executive directors and non-executive directors have entered into directors service contracts with us and under such contracts, there is no severance pay arrangements for our directors.

Summary of Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual

We are incorporated under the laws of Hong Kong. The principal trading market for our shares is the Hong Kong Stock Exchange. In addition, because our shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, or the NYSE, we are subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to us as a "foreign private issuer" and we are permitted to follow the corporate governance practices in Hong Kong in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Standards requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers. We set forth below a brief summary of such significant differences.

1. Board and Committee Independence

While NYSE Standards require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Five of our eleven directors are independent non-executive directors.

NYSE Standards require U.S. domestic issuers to schedule an executive session at least once a year to be attended by only independent directors. We are not subject to such requirement and our independent directors attend all board meetings where possible. We also schedule meetings between our chairman and our independent non-executive directors.

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

NYSE Standards require audit committees of U.S. domestic issuers to discuss guidelines and policies that govern the process by which risk assessment and risk management are handled and include such responsibilities in their audit committee charters. We are not subject to such requirement and our audit committee charter does not have such provision. Our audit committee charter only provides that our audit committee shall review with our auditors and the Director of Internal Audit the scope, adequacy and effectiveness of our corporate accounting and financial controls, internal control and risk management systems, and any related significant findings regarding risks or exposures and consider recommendations for improvement of such controls according to the Hong Kong Stock Exchange Listing Rules.

NYSE Standards require audit committees of U.S. domestic issuers to produce an audit committee report annually and include such report in their annual proxy statements. We are not subject to such requirement and we have not addressed this in our audit committee charter.

3. Remuneration Committee

NYSE Standards require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We are not subject to such requirement and have a remuneration committee that consists of two independent non-executive directors and one non-executive director.

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

4. Nomination Committee

While NYSE Standards require U.S. domestic issuers to have only independent directors on their nomination committee, we are not subject to such requirement and our nomination committee consists of three independent non-executive directors and one non-executive director.

NYSE Standards require U.S. domestic issuers to address in their nomination committee charters matters regarding committee member removal and committee structure and operations (including authority to delegate to subcommittees). We are not subject to such requirement and we have not addressed this in our nomination committee charter.

NYSE Standards require U.S. domestic issuers to adopt and disclose corporate governance guidelines. They must state in their annual proxy statements or annual reports that such corporate governance guidelines are available on their website and in print form to any shareholder who requests it. We are not subject to such requirement. We have adopted a set of corporate governance guidelines in accordance with the Hong Kong Stock Exchange Listing Rules, including the CNOOC Limited Code of Ethics for Directors and Senior Officers (the “Code of Ethics”), to govern various aspects of our corporate governance. We have posted the Code of Ethics on our website.

D.	EMPLOYEES

See “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

E.	SHARE OWNERSHIP

As of March 31, 2009, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2008	Number of shares involved in the options outstanding as of March 31, 2009	Date of Grant	Date of Expiration*	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Directors:
Chengyu Fu	1,750,000	1,750,000	March 12, 2001	March 12, 2011**	1.23	1.19
	1,750,000	1,750,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	2,500,000	2,500,000	February 5, 2004	February 5, 2014	3.13	3.152
	3,500,000	3,500,000	August 31, 2005	August 31, 2015	5.75	5.62
	3,850,000	3,850,000	June 14, 2006	June 14, 2016	5.30	5.56
	4,041,000	4,041,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	4,041,000	May 29, 2008	May 29, 2018	14.20	14.828
Shouwei Zhou	1,400,000	1,400,000	March 12, 2001	March 12, 2011**	1.23	1.19
	1,750,000	1,750,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,750,000	1,750,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,750,000	1,750,000	February 5, 2004	February 5, 2014	3.13	3.152
	2,450,000	2,450,000	August 31, 2005	August 31, 2015	5.75	5.62
	2,700,000	2,700,000	June 14, 2006	June 14, 2016	5.30	5.56
	2,835,000	2,835,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	2,835,000	May 29, 2008	May 29, 2018	14.20	14.828
Guangqi Wu	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
Hua Yang	1,150,000	1,150,000	March 12, 2001	March 12, 2011**	1.23	1.19
	1,150,000	1,150,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
Non-executive Directors:
Han Luo	1,400,000	1,400,000	March 12, 2001	March 12, 2011**	1.23	1.19
	1,150,000	1,150,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
Xinghe Cao	800,000	800,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
Zhenfang Wu	800,000	800,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
Independent Non-executive Directors:
Sung Hong Chiu	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
Evert Henkes***	1,150,000	—	February 5, 2004	February 5, 2014	3.13	3.152

Other Employees In Aggregate:
	6,250,000	4,000,000	March 12, 2001	March 12, 2011**	1.23	1.19
	16,200,000	11,650,000	August 27, 2001	August 27, 2011	1.46	1.232
	18,883,300	15,850,000	February 24, 2003	February 24, 2013	2.09	2.108
	26,533,267	24,199,900	February 5, 2004	February 5, 2014	3.13	3.152
	40,563,333	39,340,000	August 31, 2005	August 31, 2015	5.75	5.62
	56,913,333	54,250,000	June 14, 2006	June 14, 2016	5.30	5.56
	68,961,000	65,487,000	May 25, 2007	May 25, 2017	7.43	7.29
	—	70,932,000	May 29, 2008	May 29, 2018	14.20	14.828
Total	303,795,233	370,210,900

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	50% of the share options granted are vested 18 months after the date of grant, the remaining 50% are vested 30 months after the date of grant.
***
Mr. Evert Henkes retired as an Independent Non-executive Director, effective May 29, 2008. Mr. Evert Henkes exercised his right to subscribe for 1,150,000 shares of options granted under our 2002 Share Option Scheme and the allotment was completed on August 22, 2008. After that, Mr. Evert Henkes does not hold any of our share options.

For the year ended December 31, 2008, 1,483,333 share options granted under our share option schemes were exercised.  For the period from January 1, 2009 to March 31, 2009, no share options were exercised.

As of December 31, 2008, we had 376,084,233 share options outstanding under our share option schemes, which represented approximately 0.84% of our shares in issue as of that date.

For further details about our share option schemes, see note 9 and 28 to our consolidated financial statements included elsewhere in this annual report.

As of March 31, 2009, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 31, 2009.

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

As of March 31, 2009, 12,440,689 American depositary shares were outstanding in the United States, representing approximately 2.8% of our then outstanding shares.  At such date, the number of registered American depositary share holders in the United States was 29.

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

Categories of Continuing Connected Transactions

In order to present a more coherent, logical and understandable picture to shareholders, and also to enable our company to monitor the status of connected transactions as defined under the Hong Kong Stock Exchange Listing Rules more effectively going forward, we adopted a revised categorization for our continuing connected transactions with CNOOC and/or its associates. We entered into four comprehensive framework agreements with each of CNOOC, COSL, CNOOC Engineering and China BlueChemical Ltd., or China BlueChem, on November 8, 2007, respectively for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions.  The term of each of the comprehensive framework agreements is for a period of three years from January 1, 2008.  The continuing connected transactions and relevant annual caps were approved by our independent shareholders on December 6, 2007. The approved continuing connected transactions are set out below:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us
(a)	Provision of exploration and support services
(b)	Provision of oil and gas development and support services
(c)	Provision of oil and gas production and support services
(d)	Provision of marketing, management and ancillary services
(e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by us to CNOOC and/or its associates

(3)	Sales of petroleum and natural gas products by us to CNOOC and/or its associates
(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and LNG)
(b)	Long term sales of natural gas and LNG

Pricing principles

The continuing connected transactions referred to in paragraphs (1)(a) to (1)(d) provided by CNOOC and/or its associates to us and in paragraph (2) above provided by us to CNOOC and/or its associates are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favorable than those available to us from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for services, whether due to a change in circumstances or otherwise, such services must then be provided in accordance with the following general pricing principles:

(i)    state-prescribed prices; or

(ii)   where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)  when neither (i) nor (ii) is applicable, the cost for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph (1)(e) above provided by CNOOC and/or its associates to us are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs (3)(a) above provided by us to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs (3)(b) above provided by us to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

A detailed discussion of significant related party transactions entered into in the ordinary course of business between us and our related parties during 2008 and the balances arising from related party transactions at the end of 2008 is included in note 30 to our consolidated financial statements included elsewhere in this annual report.

Disclosure and/or Independent Shareholders’ approval requirements

Under the Hong Kong Stock Exchange Listing Rules, the following categories of continuing connected transactions are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Stock Exchange Listing Rules, because the percentage ratios for these categories under the Hong Kong Stock Exchange Listing Rules (other than the profits ratio) are expected to be less than 2.5% on an annual basis:

•	Provision of marketing, management and ancillary services by CNOOC and/or its associates to us; and
•	Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates.

Under the Hong Kong Stock Exchange Listing Rules, the following categories of continuing connected transactions, or the non-exempt continuing connected transactions, are subject to the reporting, announcement and independent shareholders’ approval requirements:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us
(a)	Provision of exploration and support services;
(b)	Provision of oil and gas development and support services;
(c)	Provision of oil and gas production and support services; and
(d)	FPSO vessel leases.
•	Sales of petroleum and natural gas products by us to CNOOC and/or its associates
(a)	Sales of petroleum and natural gas products; and
(b)	Long term sales of natural gas and LNG.

We obtained independent shareholders’ approval at the extraordinary general meetings held on December 31, 2005 and on December 6, 2007 for our continuing connected transactions and the annual caps with CNOOC and/or its associates for the period from January 1, 2006 to December 31, 2007 and for the period from January 1, 2008 to December 31, 2010, respectively. The annual caps and the conditions are specified as follows:

Category of continuing connected transactions	Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us

(a) Provision of exploration and support services
For the three years ended December 31, 2008, Rmb 2,117 million, Rmb 3,500 million* and Rmb 6,296 million, respectively, and for the two years ending December 31, 2010, Rmb 7,555 million and Rmb 9,066 million, respectively

(b) Provision of oil and gas development and support services
For the three years ended December 31, 2008, Rmb 7,628 million, Rmb 10,458 million and Rmb 18,608 million, respectively, and for the two years ending December 31, 2010, Rmb 22,879 million and Rmb 26,759 million, respectively

(c) Provision of oil and gas production and support services
For the three years ended December 31, 2008, Rmb 3,935 million, Rmb 4,132 million and Rmb 5,124 million, respectively, and for the two years ending December 31, 2010, Rmb 6,147 million and Rmb 7,253 million, respectively

(d) Provision of marketing, management and ancillary services
For the three years ended December 31, 2008, Rmb 478 million, Rmb 504 million and Rmb 789 million, respectively, and for the two years ending December 31, 2010, Rmb 854 million and Rmb 967 million, respectively

(e) FPSO vessel leases
For the three years ended December 31, 2008, Rmb 453 million, Rmb 463 million and Rmb 1,908 million, respectively, and for the two years ending December 31, 2010, Rmb 3,182 million and Rmb 3,250 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates
For the three years ended December 31, 2008, Rmb 50 million, Rmb 100 million and Rmb 100 million, respectively, and for the two years ending December 31, 2010, Rmb 100 million and Rmb 100 million, respectively

Sales of petroleum and natural gas products by us to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products
For the three years ended December 31, 2008, Rmb 48,806 million, Rmb 63,251 million and Rmb 94,440 million, respectively**, and for the two years ending December 31, 2010, Rmb 156,692 million and Rmb 181,782 million, respectively

(b) Long term sales of natural gas and LNG
For the three years ended December 31, 2008, Rmb 1,960 million, Rmb 3,599 million and Rmb 4,844 million, respectively, and for the two years ending December 31, 2010, Rmb 7,118 million and Rmb 8,763 million, respectively

* At the extraordinary general meeting held on December 31, 2005, our independent shareholders approved an annual cap of Rmb 2,293 million for 2007. Our independent shareholders subsequently approved the above revised annual cap at the extraordinary general meeting held on December 6, 2007.
** At the extraordinary general meeting held on December 31, 2005, our independent shareholders approved annual caps of Rmb 33,469 million and Rmb 44,199 million for 2006 and 2007, respectively.  Our independent shareholders subsequently approved the above revised annual caps at the extraordinary general meeting held on September 29, 2006.

The non-exempt continuing connected transactions for the year ended December 31, 2008 to which any member of us was a party were entered into by us:

(i)	in the ordinary and usual course of our business;
(ii)	either (a) on normal commercial terms, or (b) if there is no available comparison, on terms no less favorable to us than terms available from independent third parties; and
(iii)
in accordance with the relevant agreements governing them on terms that were fair and reasonable so far as our shareholders were concerned and in the interests of our company and shareholders as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2008 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

Transactions with CNOOC Finance Corporation Limited

In addition to the related party transactions above, we also entered into a framework agreement with CNOOC Finance Corporation Limited, or CNOOC Finance, on April 8, 2004. Under the framework agreement, we utilized the financial services provided by CNOOC Finance, our 31.8% owned associate and a subsidiary of CNOOC. On October 14, 2008, we entered into a new financial services framework agreement with CNOOC Finance pursuant to which CNOOC Finance provides us with settlement, depository, discounting, loans and entrustment loans services. The depository services were exempt from independent shareholders’ approval requirements and the settlement, discounting, loans and entrustment loans services were exempt from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Stock Exchange Listing Rules.

For the years ended December 31, 2007 and 2008, the maximum daily outstanding balance of deposits (including accrued interest) placed with CNOOC Finance amounted to approximately Rmb 6,501.8 million and Rmb 4,412.0 million (US$646.7 million), respectively.

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

In 2007, we declared and paid dividends totaling Rmb 11,523.7 million.  In 2008, we declared and paid dividends totaling Rmb 14,651.8 million (US$2,147.6 million). The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited.  CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends.  As a wholly foreign owned enterprise in China, CNOOC China has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC.  CNOOC China Limited is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital, which amount was reached in 2008.  Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under IFRS. In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of our production. Included in other reserves was a provision for safety fund under the PRC regulation amounting to Rmb 34 million (US$5.0 million), which was nil in 2007. None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2007 and 2008, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2007		For the year ended December 31, 2008
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	2%	539.4	0.0%	0
Staff and workers’ bonus and welfare fund	—	—	0.0%	0

Contingent Liabilities

On January 8, 2006, we signed a definitive agreement with South Atlantic Petroleum Limited, or SAPETRO, to acquire a 45% working interest in the OML130 in Nigeria, or the OML130 Transaction, and the OML130 Transaction was completed on April 20, 2006.

In 2007, a local tax authorities in Nigeria conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigeria local tax office has raised a disagreement in the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigeria local tax authorities has been contested by us in accordance with Nigerian laws. After seeking legal and tax advice, our management believes that we have reasonable grounds in making the contest. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

B.	SIGNIFICANT CHANGES

First Quarter 2009 Financial and Operating Results

Comparing with the first quarter of 2008, our oil and gas production rose substantially in the first quarter of 2009, however, the total unaudited revenue decreased 41.9% year over year to Rmb 14.0 billion. Our daily average crude oil production was 468,535 barrels per day during this period, compared to 391,399 barrels per day (excluding our interests in an unconsolidated investee) during the same period in 2008, while our daily average natural gas production was 563 million cubic feet per day, compared to 586 million cubic feet per day (excluding our interests in an unconsolidated investee) during the same period in 2008.  The average net realized price of our crude oil was US$41.56 per barrel during the first quarter of 2009, compared to US$88.76 per barrel during the same period in 2008, while the average net realized price of our natural gas was US$3.89 per thousand cubic feet, compared to US$3.65 per thousand cubic feet during the same period in 2008.

Changes of Directors and Senior Management

On May 29, 2008, Mr. Evert Henkes retired as our Independent Non-executive Director.

On November 25, 2008, Ms. Xin Kang tendered her resignation as our Company Secretary and Mr. Zongwei Xiao and Ms. May Sik Yu Tsue were appointed as our Joint Company Secretaries.

On March 31, 2009, Mr. Han Luo retired as our Non-executive Director and Mr. Shouwei Zhou was re-designated from Executive Director to Non-executive Director effective from the same day.

Effective from March 31, 2009, Mr. Hua Yang was appointed as our President and CFO; Mr. Guangyu Yuan and Mr. Bi Chen were appointed as our Executive Vice Presidents; Mr. Jian Liu was no longer our Executive Vice President.

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

	Hong Kong Stock Exchange		New York Stock Exchange
Period	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)
2004	4.53	2.75	58.73	35.00
2005	6.05	3.80	76.73	48.16
2006	7.39	5.25	94.63	67.19
2007	16.92	6.16	216.49	78.18
2008	15.90	4.24	203.00	56.04

2007 Financial Quarters
1st Quarter	7.48	6.16	94.27	78.18
2nd Quarter	9.13	6.71	116.95	85.57
3rd Quarter	13.06	7.53	166.43	97.02
4th Quarter	16.92	11.76	216.49	151.67
2008 Financial Quarter
1st Quarter	14.12	9.65	183.36	134.75
2nd Quarter	15.90	11.50	203.00	152.78
3rd Quarter	14.06	8.16	174.91	104.91
4th Quarter	8.85	4.24	112.90	56.04
2009 Financial Quarter
1st Quarter	8.39	6.08	108.50	76.63

Last Six Months
November 2008	6.61	5.06	87.79	61.79
December 2008	8.00	5.82	99.99	73.76
January 2009	8.20	6.43	105.93	80.77
February 2009	7.55	6.58	96.16	84.71
March 2009	8.39	6.08	108.50	76.63
April 2009	9.20	7.87	119.00	103.19

ITEM 10.  ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), or the Hong Kong Companies Ordinance.  Our company registration number in Hong Kong is 685974.  Under section three of our memorandum of association, we have the capacity and the rights, powers and privileges of a natural person and we may also do anything which we are permitted or required to do by any enactment or rule of law.  The following are summaries of provisions of our memorandum and articles of association and the Hong Kong Companies Ordinance.  For further details, you should read our memorandum of association, which was filed as an exhibit to our registration statement on Form F-1 (Registration No.333-10862) and our articles of association, as amended, which was filed as an exhibit to our annual report on Form 20-F for the fiscal year of 2005.

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

For information on foreign exchange controls in the PRC, foreign exchange rates, hedging activities and related foreign exchange risks, see “Item 3—Key Information—Selected Financial Data,” “Item 3—Key Information—Risk Factors—Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition” and “Item 11—Qualitative and Quantitative Disclosure about Market Risk.”

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

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the shares and ADSs.  Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals.  Gains from sales of the shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong.  Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1.00 per HK$1,000 or part thereof on the higher of the consideration for, or the value of, the shares, will be payable by the purchaser on every purchase and by the seller on every sale of shares.  A total of HK$2.00 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving shares.  In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.  The withdrawal of shares upon the surrender of ADRs, and the issuance of ADRs upon the deposit of shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit does not result in a change in the beneficial ownership of the shares under Hong Kong law.  The issuance of the ADRs upon the deposit of shares issued directly to the depositary or for the account of the depositary does not incur stamp duty if it does not involve a change of beneficial ownership in the shares.  No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

United States

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of ADSs or shares by U.S. Holders (as defined below), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold such ADSs or shares.  This discussion does not address U.S. state, local and non-U.S. tax consequences.  The discussion applies only to U.S. Holders who hold ADSs or shares as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•	persons holding ADSs or shares as part of a hedge, straddle, conversion, integrated transaction or similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt organizations;
•	persons that own or are deemed to own 10% or more of our voting stock;
•	persons who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding ADSs or shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of holding and disposing of ADSs or shares in their particular circumstances.

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

In general, a U.S. Holder who owns ADSs should be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss should be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the securities underlying the American depository shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate holders, described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we were not, and will not become, a passive foreign investment company, or PFIC, as described below.

Taxation of Distributions

Distributions received by a U.S. Holder on ADSs or shares, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the Hong Kong dollar distribution, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (or, in the case of shares, received by the holder), regardless of whether the payment is converted into U.S. dollars on the date of receipt.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. Non-corporate U.S. Holders should consult their own tax advisers to determine whether these favorable rates may apply to dividends they receive from us and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008.  In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

Commodity Price Risks

We are exposed to fluctuations in prices of crude oil.  International oil prices are volatile and this volatility has a significant effect on our net sales and profit. We do not hedge market risk resulting from fluctuations in oil prices. See “Item 4—Information on the Company—Business Overview—Overview” and “Item 3—Key Information—Risk Factors—Our business, revenues and profits fluctuate with changes in oil and gas prices.”

Currency Risk

Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars.  In the last ten years, the PRC government’s policy of maintaining a stable exchange rate and China’s ample foreign reserves has contributed to the stability of the Renminbi.  On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies.  The Renminbi is no longer pegged to the U.S. dollar.  From January 1, 2008 to March 31, 2009, the Renminbi appreciated approximately 6.86% against the U.S. dollar.  However, the Chinese government has not yet determined if or when the exchange rate will be deregulated.

Our management has assessed our exposure to foreign currency risk using a sensitivity analysis.  Based on a five percent change in the value of the U.S. dollar occurring on December 31, 2008, the exposure of our results of operations, monetary assets and liabilities and investments in foreign subsidiaries would each be less than 0.22% of our profit for the year.

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

For further information on our currency risk, see “Item 3—Key Information—Risk Factors—Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition.”

Interest Rate Risk

We are exposed to interest rate risk arising from our loans.  An upward fluctuation in interest rates increases the cost of new debt and the cost of servicing our floating rate debt.  We may use interest rate swap transactions, from time to time, to hedge our interest rate exposure when considered appropriate, based on existing and anticipated market conditions.

As of December 31, 2008, the interest rates for 53% of our outstanding debts were fixed.  The term of the weighted average balance was approximately 8.0 years.  A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

The following table sets forth additional information about the expected maturity dates of our outstanding debt as of December 31, 2008.

	2009	2010	2011	2012	2013	2014 and after	Total	Fair value as of December 31, 2008
	(Rmb in millions, except percentages)
Long-term debt, including current portion
Fixed rate	-	-	-	500.0	-	-	500.0	510.1
Average interest rate	4.050%	4.050%	4.050%	4.050%	-	-

Long-term debt, including current portion
Floating rate	16.6	108.0	174.5	207.8	241.0	5,884.0	6,632.0	6,718.7
Interest rate	LIBOR+	LIBOR+	LIBOR+	LIBOR+	LIBOR+	LIBOR+
	0.23% ~4%	0.23% ~4%	0.23% ~4%	0.23% ~4%	0.23% ~4%	0.23% ~4%

Long-term guaranteed notes
Fixed rate	-	-	-	3,417.3	1,366.9	2,050.4	6,834.6	6,481.4
Average interest rate	5.663%	5.663%	5.663%	5.154%	5.215%	5.5%

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

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2008, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2008 was effective.

 (c)           Attestation Report of the Registered Public Accounting Firm

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-4.

 (d)           Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountants for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements were Rmb 14.4 million for 2007 and Rmb 23.4 million (US$3.4 million) for 2008.

Audit-Related Fees

The aggregate fees billed for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees” were Rmb 1.6 million for 2007 and nil for 2008.  The audit-related services provided in 2007 included assistance in the implementation of Section 404 of the Sarbanes-Oxley Act.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were Rmb 0.3 million for 2007 and Rmb 1.2 million (approximately US$0.2 million) for 2008.

All other fees

The aggregate fees billed for professional services rendered by our principle accountant for risk management advisory services and information systems reviews were Rmb 1.1 million for 2007 and Rmb 0.5 million (US$0.1 million) for 2008.

The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal years 2007 and 2008.

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

During 2008, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

See “Item 6—Directors, Senior Management and Employees—Board Practice—Summary of Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual.”

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

4.5
Form of the Transfer Agreement dated October 1, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the 37 PSCs and one geophysical exploration agreement, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

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

4.13	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited.

4.14	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited.

4.15
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

4.28
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

4.38
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

4.39
Framework Agreement dated November 8, 2007 with China BlueChemical Ltd. (Summary Translation), incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).

4.40
Framework Agreement dated November 8, 2007 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).

4.41
Framework Agreement dated November 8, 2007 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).

4.42
Framework Agreement dated November 8, 2007 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).

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

CNOOC Limited

By:	/s/ Zongwei Xiao
	Name:	Zongwei Xiao
	Title:	Joint Company Secretary

Date: May 8, 2009

CNOOC LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated balance sheets of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2008 and 2007, and the related consolidated income statements, changes in equity and cash flows for the two years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards as issued by the Hong Kong Institute of Certified Public Accountants.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on criteria established on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2009 expressed an unqualified opinion thereon.

/S/ Ernst & Young
Ernst & Young
Certified Public Accountants

Hong Kong
March 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited CNOOC Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CNOOC Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, CNOOC Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CNOOC Limited as of December 31, 2008 and 2007, and the related consolidated income statements, changes in equity and cash flows for each of the two years in the period ended December 31, 2008 of CNOOC Limited and our report dated March 31, 2009 expressed an unqualified opinion thereon.

/S/ Ernst & Young
Ernst & Young
Certified Public Accountants

Hong Kong
March 31, 2009

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

		2007	2008	2008
	Notes	RMB’000	RMB’000	US$’000
REVENUE
Oil and gas sales	5	73,036,906	100,831,333	14,779,235
Marketing revenues		17,397,338	22,966,752	3,366,325
Other income		289,587	2,179,297	319,428

		90,723,831	125,977,382	18,464,988

EXPENSES
Operating expenses		(8,039,603)	(9,990,368)	(1,464,327)
Production taxes	11 (ii)	(3,497,440)	(4,889,272)	(716,639)
Exploration expenses		(3,432,419)	(3,409,546)	(499,750)
Depreciation, depletion and amortization	7	(7,936,170)	(10,057,665)	(1,474,191)
Special oil gain levy	6	(6,837,213)	(16,238,234)	(2,380,100)
Impairment	14, 19	(613,505)	(1,541,458)	(225,937)
Crude oil and product purchases		(17,082,624)	(22,675,049)	(3,323,569)
Selling and administrative expenses		(1,741,161)	(1,742,597)	(255,420)
Others		(344,679)	(1,568,039)	(229,833)

		(49,524,814)	(72,112,228)	(10,569,766)

PROFIT FROM OPERATING ACTIVITIES		41,199,017	53,865,154	7,895,222

Interest income	7	672,987	1,091,024	159,916
Finance costs	8	(2,031,788)	(415,271)	(60,868)
Exchange gains, net	7	1,855,968	2,551,260	373,948
Investment income	7	902,378	475,925	69,758
Share of profits of associates		719,039	374,111	54,835
Non-operating expenses, net		(6,979)	(61,917)	(9,075)

PROFIT BEFORE TAX	7	43,310,622	57,880,286	8,483,736
Tax	11	(12,052,323)	(13,505,032)	(1,979,485)

PROFIT FOR THE YEAR		31,258,299	44,375,254	6,504,251

EARNINGS PER SHARE
Basic	13	RMB0.72	RMB0.99	USD0.15
Diluted	13	RMB0.72	RMB0.99	USD0.15

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2007 AND 2008

		2007	2008	2008
	Notes	RMB’000	RMB’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	14	118,880,204	138,358,136	20,279,683
Intangible assets	15	1,331,204	1,205,645	176,716
Investments in associates	16	2,030,999	1,785,155	261,657
Available-for-sale financial assets	18	1,818,732	1,549,797	227,160

Total non-current assets		124,061,139	142,898,733	20,945,216

CURRENT ASSETS
Inventories and supplies	19	2,345,887	2,684,372	393,459
Trade receivables	20	7,129,848	3,387,910	496,579
Due from related companies	30	3,299,392	2,856,267	418,654
Held-to-maturity financial asset	21	3,000,000	–	–
Available-for-sale financial assets	18	6,687,948	11,660,649	1,709,146
Other current assets		1,625,663	2,119,465	310,658
Time deposits with maturity over three months	22	7,200,000	21,300,000	3,122,023
Cash and cash equivalents	22	23,356,569	19,761,618	2,896,536

		54,645,307	63,770,281	9,347,055
Non-current asset classified as held for sale		1,086,798	–	–

Total current assets		55,732,105	63,770,281	9,347,055

CURRENT LIABILITIES
Trade payables	23	5,051,420	4,567,854	669,528
Due to the parent company	30	587,228	204,814	30,020
Due to related companies	30	1,533,424	2,921,713	428,247
Other payables and accrued liabilities	24	9,051,258	8,239,785	1,207,738
Current portion of long term bank loans	25	–	16,623	2,436
Tax payable		4,690,026	2,848,454	417,509

		20,913,356	18,799,243	2,755,478

Liabilities directly associated with a non-current asset classified as held for sale		488,322	–	–

Total current liabilities		21,401,678	18,799,243	2,755,478

NET CURRENT ASSETS		34,330,427	44,971,038	6,591,577

TOTAL ASSETS LESS CURRENT LIABILITIES		158,391,566	187,869,771	27,536,793

NON-CURRENT LIABILITIES
Long term bank loans	25	2,720,431	7,115,408	1,042,933
Long term guaranteed notes	26	8,325,519	6,748,598	989,168
Provision for dismantlement	27	6,737,319	8,339,734	1,222,387
Deferred tax liabilities	11	6,293,559	5,428,323	795,650

Total non-current liabilities		24,076,828	27,632,063	4,050,138

Net assets		134,314,738	160,237,708	23,486,655

EQUITY
Equity attributable to equity holders of the Company
Issued capital	28	942,541	949,299	139,142
Reserves	29	133,372,197	159,288,409	23,347,513

Total equity		134,314,738	160,237,708	23,486,655

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	Attributable to equity holders of the Company
	Issued share capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non-distributable reserves		Other reserves		Retained earnings	Proposed final dividend		Total	Minority interests	Total equity

	RMB’000	RMB’000		RMB’000	RMB’000		RMB’000		RMB’000	RMB’000		RMB’000	RMB’000	RMB’000
At January 1, 2007	923,653	34,965,514		(1,770,537)	19,460,631		275,045		47,915,803	6,001,819		107,771,928	41,945	107,813,873
Net gains on available-for-sale financial assets	–	–		–	–		3,416		–	–		3,416	–	3,416
Foreign currency translation	–	–		(3,861,917)	–		–		–	–		(3,861,917)	–	(3,861,917)

Net income and expenses for the year recognized directly in equity	–	–		(3,861,917)	–		3,416		–	–		(3,858,501)	–	(3,858,501)
Profit for the year	–	–		–	–		–		31,258,299	–		31,258,299	–	31,258,299

Total income and expenses for the year	–	–		(3,861,917)	–		3,416		31,258,299	–		27,399,798	–	27,399,798
2006 final dividend	–	–		–	–		–		25,598	(6,001,819)		(5,976,221)	–	(5,976,221)
2007 interim dividend	–	–		–	–		–		(5,547,488)	–		(5,547,488)	–	(5,547,488)
Proposed 2007 final dividend	–	–		–	–		–		(7,052,445)	7,052,445		–	–	–
Conversion from bonds	18,888	6,078,272		–	–		4,471,324		–	–		10,568,484	–	10,568,484
Appropriation to statutory and non-distributable reserves	–	–		–	539,369		–		(539,369)	–		–	–	–
Equity-settled share option expenses	–	–		–	–		98,237		–	–		98,237	–	98,237
Share of losses	–	–		–	–		–		–	–		–	(41,945)	(41,945)

At December 31, 2007	942,541	41,043,786	*	(5,632,454)*	20,000,000	*	4,848,022	*	66,060,398 *	7,052,445	*	134,314,738	–	134,314,738

At January 1, 2008	942,541	41,043,786		(5,632,454)	20,000,000		4,848,022		66,060,398	7,052,445		134,314,738	–	134,314,738
Net gains on available-for-sale financial assets	–	–		–	–		10,310		–	–		10,310	–	10,310
Share of reserve change in an associate	–	–		–	–		4,316		–	–		4,316	–	4,316
Foreign currency translation	–	–		(5,074,423)	–		–		–	–		(5,074,423)	–	(5,074,423)

Net income and expenses for the year recognized directly in equity	–	–		(5,074,423)	–		14,626		–	–		(5,059,797)	–	(5,059,797)
Profit for the year	–	–		–	–		–		44,375,254	–		44,375,254	–	44,375,254

Total income and expenses for the year	–	–		(5,074,423)	–		14,626		44,375,254	–		39,315,457	–	39,315,457
2007 final dividend	–	–		–	–		–		230,915	(7,052,445)		(6,821,530)	–	(6,821,530)
2008 interim dividend	–	–		–	–		–		(7,830,243)	–		(7,830,243)	–	(7,830,243)
Proposed 2008 final dividend	–	–		–	–		–		(7,878,753)	7,878,753		–	–	–
Conversion from bonds	6,732	1,080,461		–	–		–		–	–		1,087,193	–	1,087,193
Exercise of share options	26	4,848		–	–		–		–	–		4,874	–	4,874
Equity-settled share option expenses	–	–		–	–		167,219		–	–		167,219	–	167,219
Appropriation of safety fund	–	–		–	–		33,831		(33,831)	–		–	–	–

At December 31, 2008	949,299	42,129,095	*	(10,706,877)*	20,000,000	*	5,063,698	*	94,923,740 *	7,878,753	*	160,237,708	–	160,237,708 *

*	These reserve accounts comprise the consolidated reserve of approximately RMB159,288,409,000 (2007: RMB133,372,197,000) in the consolidated balance sheet.
The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

		2007	2008	2008
	Notes	RMB’000	RMB’000	US$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	32(i)	53,041,602	71,181,383	10,433,328
Income taxes paid		(11,741,048)	(15,442,948)	(2,263,532)

Net cash generated from operating activities		41,300,554	55,738,435	8,169,796

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		–	(1,003,702)	(147,116)
Additions of property, plant and equipment		(26,862,293)	(36,317,038)	(5,323,128)
Additions of intangible assets		(79,844)	(93,317)	(13,678)
(Increase)/decrease in time deposits with maturity over three months		2,032,797	(14,100,000)	(2,066,691)
Proceeds from disposal of non-current assets held for sale		–	1,552,228	227,516
Dividends received from associates		231,555	624,271	91,502
Interest received		672,987	1,091,024	159,916
Investment income received		660,509	75,881	11,122
Purchases of available-for-sale financial assets		(3,606,978)	(6,490,784)	(951,379)
Proceeds from sale of available-for-sale financial assets		8,535,241	1,920,283	281,463
Sale/(purchase) of held-to-maturity financial assets		(3,000,000)	3,000,000	439,722
Proceeds from disposal of property, plant and equipment		42,040	756,846	110,933

Net cash used in investing activities		(21,373,986)	(48,984,308)	(7,179,818)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans		895,702	4,803,807	704,112
Repayment of bank loans		(17,816)	(249,903)	(36,629)
Dividends paid		(11,523,709)	(14,651,773)	(2,147,567)
Interest paid		(153,031)	(36,044)	(5,283)
Proceeds from exercise of share options		–	4,874	715

Net cash used in financing activities		(10,798,854)	(10,129,039)	(1,484,652)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		9,127,714	(3,374,912)	(494,674)
Cash and cash equivalents at beginning of year		14,364,055	23,356,569	3,423,462
Effect of foreign exchange rate changes, net		(135,200)	(220,039)	(32,252)

CASH AND CASH EQUIVALENTS AT END OF YEAR	22	23,356,569	19,761,618	2,896,536

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on August 20, 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC September 15, 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC

CNOOC International Limited	British Virgin Islands August 23, 1999	US$2	100%	Investment holding

China Offshore Oil (Singapore) International Pte Ltd	Singapore May 14, 1993	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

CNOOC Finance (2002) Limited	British Virgin Islands January 24, 2002	US$1,000	100%	Bond issuance

CNOOC Finance (2003) Limited	British Virgin Islands April 2, 2003	US$1,000	100%	Bond issuance

CNOOC Finance (2004) Limited*	British Virgin Islands November 24, 2004	US$1	100%	Bond issuance

Indirectly held subsidiaries**:

Malacca Petroleum Limited	Bermuda November 2, 1995	US$12,000	100%	Offshore petroleum exploration, development and production in Indonesia

OOGC America, Inc.	State of Delaware, United States of America August 28, 1997	US$1,000	100%	Investment holding

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (continued)

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

OOGC Malacca Limited	Bermuda November 23, 1995	US$12,000	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Southeast Asia Limited	Bermuda May 16, 1997	US$12,000	100%	Investment holding

CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC SES Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Poleng Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Madura Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore October 8, 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC Muturi Limited	Isle of Man February 8, 1996	US$7,780,700	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Exploration & Production Nigeria Limited	Nigeria January 6, 2006	Naira10,000,000	100%	Offshore petroleum exploration, development and production in Africa

AERD Projects Nigeria Limited	Nigeria January 28, 2005	Naira10,000,000	92.11%	Offshore petroleum exploration, development and production in Africa

*      The company was dissolved on September 16, 2008.

**    Indirectly held through CNOOC International Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong, and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

Although HKFRSs have been fully converged with IFRSs except for certain differences in transitional provisions since January 1, 2005, management has given due consideration to the requirements of IFRS 1 First-time Adoption of International Financial Reporting Standards in preparing these financial statements. For this purpose the date of the Group’s transition of IFRSs was determined to be  January 1, 2007, being the beginning of the earliest period for which the Group presents full comparative information in these financial statements.

With due regard to the Group’s accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments were required to the amounts reported under HKFRSs as at the date of IFRSs transition, or in respect of the year ended  December 31, 2007. As such, the Group makes an explicit and unreserved statement of compliance with IFRSs issued by the IASB.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that are first effective for the current accounting period commencing January 1, 2008 or later than January 1, 2008 but available for early adoption. The equivalent new and revised HKFRSs and HKFRs Interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(a)	New interpretation and amendments to IFRSs and HKFRSs that have been adopted for the first time for the current year’s financial statements:

IAS 39/HKAS 39 & IFRS 7/HKFRS 7 –
Amendments to IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement and IFRS 7/HKFRS 7 Financials Instruments: Disclosures – Reclassification of Financial Assets

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(a)	New interpretation and amendments to IFRSs and HKFRSs that have been adopted for the first time for the current year’s financial statements (continued):

The Amendments permit the reclassification of non-derivative financial assets classified as held for trading (other than those designated at fair value through profit or loss by the Company upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The Amendments also permit the transfer from the available-for-sale category to the loans and receivables category for a financial asset that would have met the definition of loans and receivables, if there is an intention and ability to hold that financial asset for the foreseeable future. As the Group has not reclassified any financial assets into different categories, the Amendments have had no impact on the financial position or results of operations of the Group.

IFRIC 11/HK(IFRIC)-Int 11 – IFRS 2/HKFRS 2 – Group and Treasury Share Transactions

This Interpretation requires arrangements whereby an employee is granted rights to the Group’s equity instruments to be accounted for as an equity-settled scheme, even if the Group buys the instruments from another party, or the shareholders provide the equity instruments needed. The Interpretation also addresses the accounting for share- based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the Interpretation has had no impact on the financial position or results of operations of the Group.

(b)
Standards, amendments and interpretations that are effective for accounting periods beginning on or after January 1, 2009 and will only be adopted by the Group upon or after their respective effective date:

IFRS 1/HKFRS 1 and IAS 27/HKAS 27 –
Amendments to IFRS 1/HKFRS 1 First-time Adoption of IFRSs/HKFRSs and IAS 27/HKAS 27 Consolidation and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The Amendments allow first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly-controlled entities and associates in the separate financial statements. The Amendments also allows all dividends from subsidiaries, associates or jointly-controlled entities to be recognized as income in the separate financial statements. The Amendments will not have any impact on the group’s consolidated financial statements.

IFRS 2/HKFRS 2 Amendments –
Amendments to IFRS 2/HKFRS 2 Share-based Payment – Vesting Conditions and Cancellations

The Amendments clarify that vesting conditions are service conditions and performance conditions only. Any other conditions are non-vesting conditions. Where an award does not vest as a result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this is accounted for as a cancellation. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, the Amendments are unlikely to have any significant implications on its accounting for share-based payments.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(b)
Standards, amendments and interpretations that are effective for accounting periods beginning on or after January 1, 2009 and will only be adopted by the Group upon or after their respective effective date (continued):

IFRS 3/HKFRS 3 (Revised) – Business Combinations

The revised Standard introduces changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results.

IAS 27/HKAS 27 (Revised) – Consolidated and Separate Financial Statements

The revised Standard requires that a change in the ownership interest of a subsidiary without loss of control is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the revised Standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Other consequential amendments were made to IAS 7/ HKAS 7 Statement of Cash Flows, IAS 12/HKAS 12 Income Taxes, IAS 21/HKAS 21 The Effects of Changes in Foreign Exchange Rate, IAS 28/HKAS 28 Investments in Associates and IAS 31/HKAS 31 Interests in Joint Ventures.

The Group will apply the changes introduced by the revised IFRS 3/HKFRS 3 and IAS 27/HKAS 27 prospectively upon their effective date from July 1, 2009 and the changes will affect future acquisitions, loss of control and transactions with minority interests.

IFRS 8/HKFRS 8 – Operating Segments

This Standard which will replace IAS 14/HKAS 14 Segment Reporting, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The Standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group’s major customers. The Standard has no impact on the financial position and results of operations of the Group.

IAS 1/HKAS 1 (Revised) – Presentation of Financial Statements

The revised Standard introduces changes in the presentation and disclosures of financial statements. The revised Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this Standard introduces the statement of comprehensive income, with all items of income and expense recognized in profit or loss, together with all other items of recognized income and expense recognized directly in equity, either in one single statement, or in two linked statements.

IAS 23/HKAS 23 (Revised) – Borrowing Costs

The revised Standard requires capitalization of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group’s current policy for borrowing costs aligns with the requirements of the revised Standard, the revised Standard is unlikely to have any financial impact on the Group.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(b)
Standards, amendments and interpretations that are effective for accounting periods beginning on or after January 1, 2009 and will only be adopted by the Group upon or after their respective effective date (continued):

IAS 32/HKAS 32 and IAS 1/HKAS 1 Amendments –
Amendments to IAS 32/HKAS 32 Financial Instruments: Presentation and IAS 1/HKAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation

The IAS 32/HKAS 32 Amendments provide a limited scope exception for puttable financial instruments and instruments that impose specified obligations arising on liquidation to be classified as equity if they fulfil a number of specified features. The IAS 1/HKAS 1 Amendments require disclosure of certain information relating to these puttable financial instruments and obligations classified as equity. As the Group currently has no such financial instruments or obligations, the Amendments are unlikely to have any financial impact on the Group.

IAS 39/HKAS 39 Amendments –
Amendments to IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

The Amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. As the Group has not entered into any such hedges, the Amendment is unlikely to have any financial impact on the Group.

Apart from the above, the IASB/HKICPA has also issued Improvements to IFRSs/HKFRSs which sets out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. While the adoption of some of the amendments may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. The Group has also considered all other IFRICs issued and they are unlikely to have any financial impact on the Group.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements have been prepared under the historical cost convention, except for current available-for-sale financial assets and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2008.

The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. Those oil and gas reserves and resources that are able to be reliably valued are recognized in the assessment of the fair values on acquisition. Other potential reserves, resources and rights, for which fair values cannot be reliably determined, are not recognized. The cost of an acquisition is measured at the aggregate of fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

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

Associates
An associate is an entity in which the Group has significant influence. The Group’s investments in its associates are accounted for using the equity method of accounting. The investments in the associates are carried in the balance sheet at cost plus post acquisition changes in the Group’s share of net assets of the associate.

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated income statement and consolidated reserves, respectively. Unrealized gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates.

The results of associates are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Joint ventures
Certain of the Group’s activities are conducted through joint arrangements, including the production sharing arrangements. These arrangements are a form of joint venture whereby a contractual arrangement exists between two or more parties to undertake an economic activity that is subject to joint control. These joint arrangements are included in the consolidated financial statements in proportion to the Group’s interests in the income, expenses, assets and liabilities of these arrangements.

Reimbursement of the joint venture operator’s costs
When the Group acting as an operator receives reimbursement of direct costs recharged to a joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on the consolidated income statement.

In many cases the Group also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs can often not be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by charging an overhead fee that is based on a fixed percentage of the total costs incurred for the year. Although the purpose of this recharge is very similar to the reimbursement of direct costs, the Group is not acting as an agent in this case. Therefore, the general overhead expenses and the overhead fee are recognized in the consolidated income statement as an expense and income, respectively.

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

(b)	the party is an associate;

(c)	the party is a jointly-controlled entity;

(d)	the party is a member of the key management personnel of the Group or its parent;

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

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the consolidated income statement in the period in which it arises.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment
Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment.

(a)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalizes the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognized based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalized. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalized and are reviewed periodically for impairment.

Productive oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalized acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant area.

(b)	Vehicles and office equipment

Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years.

When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5/HKFRS 5, as further explained in the accounting policy for “Non-current assets and disposal groups held for sale”. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the dismantlement obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Vehicles and office equipment (continued)

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each balance sheet date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are included in the consolidated income statement.

Non-current assets and disposal groups held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups (other than deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

Intangible assets
Intangible assets with finite lives are carried at cost, less accumulated amortization and accumulated impairment losses. Such intangible assets except for gas processing rights, are amortized on a straight line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The intangible asset regarding the gas processing rights has been amortized upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding software have been amortized on a straight-line method over three to five years.

Major maintenance and repairs
Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalized. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs
All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalized and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalized during the year.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets
Financial assets within the scope of IAS 39/HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

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

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases) are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or financial guarantee contracts. Gains or losses on investments held for trading or these financial assets are recognized in the consolidated income statement.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Gains and losses are recognized in the consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(c)	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost less any allowance for impairment. Amortized cost is computed to the amount initially recognized minus principle repayment, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. Gains and losses are recognized in the consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other three categories. After initial recognition available-for-sale financial assets are measured at fair value, with unrealized gains or losses recognized directly in equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement. When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value
The fair value of investments that are actively traded in organized financial markets is determined by reference to the quoted market bid price at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models. As of December 31, 2008, the Group did not hold any material non-actively traded investments and hence no valuation techniques were used.

Impairment of financial assets
The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

(a)	Assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the consolidated income statement.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the consolidated income statement, to the extent that the carrying value of the asset does not exceed amortized cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

(b)	Assets carried at cost

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

(c)	Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the consolidated income statement, is transferred from equity to the consolidated income statement.

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortized cost. Impairment losses on equity instrument are not reversed through the income statement; increases in their fair value after impairments are recognized directly in equity. Impairment losses on debt instruments are reversed through the consolidated income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

i)	the rights to receive cash flows from the asset have expired;

ii)
the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

iii)
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities at amortized cost (including interest-bearing loans and borrowings)
Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortized cost, using the effective interest method. The related interest expense is recognized within “finance costs” in the consolidated income statement.

Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the amortization process.

Financial guarantee contracts
A financial guarantee contract is recognized initially as its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the balance sheet date and the amount recognized less cumulative amortization.

Convertible bonds
For the accounting periods prior to July 27, 2007, the Group’s convertible bonds issued with a cash settlement option and other embedded derivative features were split into liability and derivative components according to their fair values for measurement purposes.

The fair value of the liability component is determined using the market rate for an equivalent non-convertible bond on the issuance of convertible bonds and this amount is carried as a long term liability on the amortized cost basis until extinguished on conversion or redemption. The derivative component was remeasured at each balance sheet date and any gains or losses arising from change in the fair value were recognized in the consolidated income statement up to July 27, 2007 when the Group renounced the cash settlement option and the embedded derivative component was reclassified from a financial liability to other reserves included in shareholders’ equity.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the consolidated income statement.

Inventories and supplies
Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realizable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a)	General

A general provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “finance costs” in the consolidated income statement.

(b)	Dismantlement liability

Dismantlement liability is recognized when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related property, plant and equipment. The amount recognized is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

The Group recognizes a deferred tax asset and deferred tax liability regarding the temporary difference on the dismantlement liability and the dismantlement asset.

Income tax
Income tax comprises current and deferred tax. Income tax is recognized in the consolidated income statement, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in a joint venture, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As at December 31, 2008, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries has not been recognized, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•
where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

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

Revenue recognition
Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from sale of oil is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue from the production of oil in which the Group has an interest with other producers is recognized based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

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

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a ‘make up’ delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognized when the take-or-pay penalty is triggered.

(b)	Marketing revenues

Marketing revenues represent the sale of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil and gas sold is included in “crude oil and product purchases”.

(c)	Other income

Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognized when the services have been rendered. Reimbursement of insurance claim is recognized when the compensation becomes receivable.

(d)	Dividend income

Dividend income is recognized when the Group’s right to receive payment is established.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(e)	Interest income

Interest income is recognized as it accrues using effective interest method.

The Group presents taxes collected from customers in the consolidated income statement on a net basis.

Share-based payment transactions
Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 28. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (“market conditions”), if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated income statement for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

No equity-settled award was modified or cancelled during the years ended December 31, 2008 and 2007.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits
The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 10% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to consolidated income statement in the year to which they relate.

Borrowing costs
Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur.

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

The functional currencies of certain entities within the Group are currencies other than the RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the consolidated income statement.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under the operating leases are charged to the consolidated income statement on the straight-line basis over the lease terms.

Contingencies
A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognized in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs required management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the directors have made the following judgements, apart from those involving estimates, which have the most significant effect on the amounts recognized in the consolidated financial statements.

(a)	Reserve base

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgements, estimates and assumptions (continued)

(b)	Carrying value of oil and gas assets

The calculation of the unit-of-production rate for oil and gas properties amortization could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.

(c)	Impairment indicators

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

(d)	Dismantlement costs

Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

4.	SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

Segment revenue, segment expenses and segment profit include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

(a)	Business segments

The Group is organized on a worldwide basis into three major business segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined principally because senior management makes key operating decisions and assesses the performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss before tax.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

4.	SEGMENT INFORMATION (continued)

(a)	Business segments (continued)

The following table presents the segment financial information for the Group’s business segments for the years ended December 31, 2007 and 2008.

	Independent operations		Production sharing contracts		Trading business		Corporate		Eliminations		Consolidated
	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sales to external customers:
Oil and gas sales	33,276,884	53,058,086	39,760,022	47,773,247	–	–	–	–	–	–	73,036,906	100,831,333
Marketing revenues	–	–	–	–	17,397,338	22,966,752	–	–	–	–	17,397,338	22,966,752
Intersegment revenues	1,128,726	1,035,292	6,006,262	6,787,259	–	–	–	–	(7,134,988)	(7,822,551)	–	–
Other income	180,604	588,948	49,428	1,459,239	–	–	59,555	131,110	–	–	289,587	2,179,297
Total	34,586,214	54,682,326	45,815,712	56,019,745	17,397,338	22,966,752	59,555	131,110	(7,134,988)	(7,822,551)	90,723,831	125,977,382
Segment results
Operating expenses	(3,119,948)	(4,543,039)	(4,919,655)	(5,447,329)	–	–	–	–	–	–	(8,039,603)	(9,990,368)
Production taxes	(1,697,064)	(2,769,550)	(1,800,376)	(2,119,722)	–	–	–	–	–	–	(3,497,440)	(4,889,272)
Exploration costs	(1,870,775)	(2,534,409)	(1,561,644)	(875,137)	–	–	–	–	–	–	(3,432,419)	(3,409,546)
Depreciation, depletion and amortization	(2,951,492)	(5,223,311)	(4,984,678)	(4,834,354)	–	–	–	–	–	–	(7,936,170)	(10,057,665)
Special oil gain levy	(3,315,007)	(9,135,879)	(3,522,206)	(7,102,355)	–	–	–	–	–	–	(6,837,213)	(16,238,234)
Impairment	–	(5,425)	(613,505)	(1,536,033)	–	–	–	–	–	–	(613,505)	(1,541,458)
Crude oil and product purchases	(1,128,726)	(1,035,292)	(6,006,262)	(6,787,259)	(17,082,624)	(22,675,049)			7,134,988	7,822,551	(17,082,624)	(22,675,049)
Selling and administrative expenses	(57,363)	(67,069)	(738,895)	(404,058)	–	–	(944,903)	(1,271,470)	–	–	(1,741,161)	(1,742,597)
Others	(82,468)	(1,136,879)	(256,348)	(379,735)	–	–	(5,863)	(51,425)	–	–	(344,679)	(1,568,039)
Interest income	–	–	37,016	948	–	–	635,971	1,090,076	–	–	672,987	1,091,024
Finance costs	(184,521)	(225,337)	(192,516)	(181,001)	–	–	(1,654,751)	(8,933)	–	–	(2,031,788)	(415,271)
Exchange gains/(losses), net	79	360	(13,109)	(46,062)	–	–	1,868,998	2,596,962	–	–	1,855,968	2,551,260
Investment income	–	–	–	–	–	–	902,378	475,925	–	–	902,378	475,925
Share of profits of associates	–	–	–	–	–	–	719,039	374,111	–	–	719,039	374,111
Non-operating expenses, net	–	–	–	–	–	–	(6,979)	(61,917)	–	–	(6,979)	(61,917)
Tax	–	–	–	–	–	–	(12,052,323)	(13,505,032)			(12,052,323)	(13,505,032)
Profit for the year	20,178,929	28,006,496	21,243,534	26,307,648	314,714	291,703	(10,478,878)	(10,230,593)	–	–	31,258,299	44,375,254
Other segment information
Segment assets	45,256,127	59,570,546	85,965,366	98,263,175	889,072	671,307	44,564,882	46,378,831	–	–	176,675,447	204,883,859
Investments in associates	–	–	–	–	–	–	2,030,999	1,785,155	–	–	2,030,999	1,785,155
Non-current asset classified as held for sale	–	–	1,086,798	–	–	–	–	–	–	–	1,086,798	–
Total assets	45,256,127	59,570,546	87,052,164	98,263,175	889,072	671,307	46,595,881	48,163,986	–	–	179,793,244	206,669,014
Segment liabilities	(8,514,615)	(11,897,451)	(17,718,385)	(19,979,928)	(296,971)	(284,690)	(18,460,213)	(14,269,237)	–	–	(44,990,184)	(46,431,306)
Liabilities directly associated with a non-current asset classified as held for sale	–	–	(488,322)	–	–	–	–	–	–	–	(488,322)	–
Total liabilities	(8,514,615)	(11,897,451)	(18,206,707)	(19,979,928)	(296,971)	(284,690)	(18,460,213)	(14,269,237)	–	–	(45,478,506)	(46,431,306)
Capital expenditures	14,308,055	19,444,927	16,711,935	17,808,777	–	–	26,186	146,318	–	–	31,046,176	37,400,022

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

4.	SEGMENT INFORMATION (continued)

(b)	Geographical segments

The Group mainly engages in the exploration, development and production of crude oil, natural gas and other petroleum products in offshore China. Other activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada and Singapore.

In determining the Group’s geographical segments, revenues and results are attributed to the segments based on the location of the Group’s customers, and assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical segment information is presented for revenues as over 73% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain assets and capital expenditures information for the Group’s geographical segments for the years ended December 31, 2007 and 2008.

	PRC		Africa		Indonesia		Others		Consolidation and elimination		Total
	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	165,069,955	186,627,459	28,552,281	33,017,831	18,869,876	14,644,791	39,600,715	11,954,993	(72,299,583)	(39,576,060)	179,793,244	206,669,014
Capital expenditures	20,876,934	26,671,778	7,012,317	6,161,935	2,748,191	3,409,775	408,734	1,156,534	–	–	31,046,176	37,400,022

5.	OIL AND GAS SALES

	2007	2008
	RMB’000	RMB’000
Gross sales	78,181,343	105,643,389
Less: Royalties	(1,059,018)	(845,543)
PRC government’s share of oil	(4,085,419)	(3,966,513)
Oil and gas sales	73,036,906	100,831,333

6.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

7.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	2007	2008
	RMB’000	RMB’000
Crediting:
Interest income on bank deposits	(672,987)	(1,091,024)
Exchange gains, net	(1,855,968)	(2,551,260)

Investment income:
– Net gain from available-for-sale publicly traded investments	(473,644)	(475,925)
– Net gain from available-for-sale non-publicly traded investments	(428,734)	–

	(902,378)	(475,925)

Charging:
Auditors’ remuneration:
– Audit fee	14,371	23,424
– Other fees	2,937	1,707

	17,308	25,131

Employee benefit expense (including directors’ remuneration (note 9)):
– Wages, salaries and allowances	741,372	837,817
– Labour costs paid to contractors	1,330,820	1,521,710
– Equity-settled share option expenses	98,237	167,219

	2,170,429	2,526,746

Depreciation, depletion and amortization:
– Property, plant and equipment	7,323,864	9,560,869
– Dismantlement	561,701	677,169
– Intangible assets	69,478	139,017
Adjustment: Oil in tank	(18,873)	(158,150)
Operating expense	–	(161,240)

	7,936,170	10,057,665

Operating lease rentals:
– Office properties	120,771	111,508
– Equipment	557,947	1,237,954

	678,718	1,349,462

Loss on disposal of property, plant and equipment	55,755	274,537
Repairs and maintenance	1,270,649	1,822,773
Research and development costs	482,237	507,078
Provision for inventory obsolescence	4,651	5,374

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

8.	FINANCE COSTS

	2007	2008
	RMB’000	RMB’000

Interest on bank loans which are repayable within five years	182,144	107,853
Interest on other loans (including convertible bonds)	688,876	416,265
Other borrowing costs	78,393	35,932

Total borrowing costs	949,413	560,050

Less: Amount capitalized in property, plant and equipment (note 14)	(846,206)	(524,006)

	103,207	36,044
Other finance costs:
Unwinding of discount on provision for dismantlement (note 27)	305,758	379,227
Fair value losses on embedded derivative component of convertible bond	1,622,823	–

	2,031,788	415,271

The interest rates used to determine the amount of related borrowing costs for capitalization varied from 4.1% to 6.375% (2007: from 4.1% to 6.375%) per annum.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

9.	DIRECTORS’ REMUNERATION

	Fees (1) RMB’000	Salaries, allowances and benefits in kind RMB’000	Performance related bonuses RMB’000	Pension scheme contributions RMB’000	Total paid/payable during the year RMB’000	Share option benefits (5) RMB’000	Total RMB’000
2008
Executive directors:
Fu Chengyu	847	3,051	2,616	88	6,602	5,445	12,047
Zhou Shouwei	847	2,475	1,766	79	5,167	3,817	8,984
Wu Guangqi	847	1,327	678	78	2,930	2,503	5,433
Yang Hua	847	2,349	1,665	77	4,938	2,503	7,441

Subtotal	3,388	9,202	6,725	322	19,637	14,268	33,905

Non-executive directors:
Luo Han	945	–	–	–	945	2,503	3,448
Cao Xinghe	847	–	–	–	847	2,124	2,971
Wu Zhenfang	847	–	–	–	847	2,124	2,971

Subtotal	2,639	–	–	–	2,639	6,751	9,390

Independent non-executive directors:
Edgar W. K. Cheng (4)	–	–	–	–	–	–	–
Chiu Sung Hong	945	–	–	–	945	–	945
Evert Henkes (2)	424	–	–	–	424	–	424
Lawrence J. Lau (4)	–	–	–	–	–	–	–
Tse Hau Yin, Aloysius	981	–	–	–	981	–	981
Wang Tao (3)	502	–	–	–	502	–	502

Subtotal	2,852	–	–	–	2,852	–	2,852
Total	8,879	9,202	6,725	322	25,128	21,019	46,147

2007
Executive directors:
Fu Chengyu	929	3,346	2,329	88	6,692	4,610	11,302
Zhou Shouwei	929	2,481	1,233	79	4,722	3,229	7,951
Wu Guangqi	929	1,390	675	78	3,072	1,680	4,752
Yang Hua	929	1,871	1,076	76	3,952	2,120	6,072

Subtotal	3,716	9,088	5,313	321	18,438	11,639	30,077

Non-executive directors:
Luo Han	1,037	–	–	–	1,037	2,120	3,157
Cao Xinghe	929	–	–	–	929	1,272	2,201
Wu Zhenfang	929	–	–	–	929	1,272	2,201

Subtotal	2,895	–	–	–	2,895	4,664	7,559

Independent non-executive directors:
Edgar W. K. Cheng (4)	–	–	–	–	–	–	–
Chiu Sung Hong	1,037	–	–	–	1,037	440	1,477
Evert Henkes	929	–	–	–	929	440	1,369
Lawrence J. Lau (4)	–	–	–	–	–	–	–
Tse Hau Yin, Aloysius	1,076	–	–	–	1,076	–	1,076

Subtotal	3,042	–	–	–	3,042	880	3,922
Total	9,653	9,088	5,313	321	24,375	17,183	41,558

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

9.	DIRECTORS’ REMUNERATION (continued)

Notes:

(1)	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.
(2)	Mr. Evert Henkes retired as an independent non-executive director with effect from May 29, 2008.

(3)	Mr. Wang Tao was elected as an independent non-executive director with effect from May 29, 2008.

(4)	Dr. Edgar W. K. Cheng and Professor Lawrence J. Lau have voluntarily waived their remuneration as directors in 2007 and 2008.

(5)
During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 28 to the financial statements.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

10.	FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2007: four) directors and one (2007: one) non-director employee. Their remuneration and share option benefits are as follows:

	2007 RMB’000	2008 RMB’000
Fees*	3,716	3,388
Basic salaries, allowances and benefits in kind*	11,646	11,548
Performance related bonuses	6,137	7,569
Pension scheme contributions	424	426

Amount paid/payable during the year	21,923	22,931
Share option benefits**	13,625	16,661
	35,548	39,592

Number of directors	4	4
Number of non-director employee	1	1

*	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

**
During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group. Further details are included in note 28 to the financial statements.

The five highest paid individuals in the Group for each of the two years ended December 31, 2007 and 2008 were also the five highest paid directors or senior management and their emoluments are reflected in the analysis shown above.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

10.	FIVE HIGHEST PAID EMPLOYEES (continued)

The number of the five highest paid directors and senior management whose remuneration and share option benefits fell within the following bands is as follows:

	Number of employees
	2007	2008
Nil to HK$5,000,000	1	–
HK$5,000,001 to HK$5,500,000	–	–
HK$5,500,001 to HK$6,000,000	1	–
HK$6,000,001 to HK$6,500,000	1	2
HK$6,500,001 to HK$8,000,000	–	–
HK$8,000,001 to HK$10,000,000	1	1
HK$10,000,001 to HK$12,000,000	1	1
HK$12,000,001 to HK$14,000,000	–	1
	5	5

11.	TAX

(i)	Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 17.5% (from January to March 2008) and 16.5% (first effective from the fiscal year beginning April 1, 2008) on profits arising in or derived from Hong Kong.

The Company’s subsidiary in mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to an enterprise income tax rate of 25% (2007: 30%) under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax rates ranging from 10% to 51.875% (2007: 10% to 51.875%).

Some of the Group’s oil and gas interests in Indonesia are held though Labuan incorporated companies. According to a proposed amendment to the tax treaty between the Indonesia and Malaysia governments in May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from the range of 43.125% to 51.875% to the range of 48% to 56%. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It was still uncertain when the ratification will be completed by the two countries as at the date of this report.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.	TAX (continued)

(i)	Income tax (continued)

An analysis of the tax expenses in the Group’s consolidated income statement is as follows:

	2007 RMB’000	2008 RMB’000
Overseas
Current income tax	967,047	934,420
Deferred tax	(83,178)	(631,329)
PRC
Current income tax	11,786,176	13,203,815
Deferred tax	(617,722)	(1,874)

Total tax charge for the year	12,052,323	13,505,032

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	2007%	2008%
Statutory PRC enterprise income tax rate	33.0	25.0
Effect of tax exemption granted	(3.0)	–
Effect of different tax rates for the Company and overseas subsidiaries	1.3	(1.1)
Tax credit from the government	(0.8)	(0.2)
Effect of change of PRC tax rate	(2.4)	–
Profit attributable to associates	(0.3)	(0.2)
Other permanent differences	–	(0.2)

Group’s effective income tax rate	27.8	23.3

The movements of deferred tax liabilities during the year are as follows:

	2007 RMB’000	2008 RMB’000
At January 1	7,236,169	6,293,559
Credited to the consolidated income statement	(700,900)	(633,203)
Exchange differences	(241,710)	(232,033)

At December 31	6,293,559	5,428,323

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.	TAX (continued)

(i)	Income tax (continued)

Principal components of deferred tax balances are as follows:

	2007 RMB’000	2008 RMB’000
Deferred tax assets
Provision for retirement and termination benefits	120,285	38,044
Provision for dismantlement	998,309	1,584,525
Impairment of property, plant and equipment and write-off of unsuccessful exploratory drillings	1,198,668	1,697,090
Overseas tax losses	149,020	193,841
Others	–	110,316
	2,466,282	3,623,816

Deferred tax liabilities
Accelerated tax depreciation of oil and gas properties	(8,754,455)	(8,953,870)
Others	(5,386)	(98,269)
	(8,759,841)	(9,052,139)
Net deferred tax liabilities	(6,293,559)	(5,428,323)

Under the New China Corporate Income Tax Law, which became effective on January 1, 2008 and the tax treaty between the Mainland China and Hong Kong, dividend income related to earnings derived by the Company from CNOOC China Limited’s net profit generated after January 1, 2008 (the “Post-2008 Earnings”) is subject to a reduced withholding tax rate of 5%. Accordingly, starting from January 1, 2008, if it is probable that CNOOC China Limited would declare dividend to the Company from its Post-2008 Earnings, the Company should recognize a deferred tax liability in its consolidated financial statements in respect of the Post-2008 Earnings of CNOOC China Limited (note 29). As at December 31, 2008, no deferred tax liability has been accrued for taxes that would be payable on the unremitted earnings of CNOOC China Limited as no dividend is expected to be declared in the foreseeable future from CNOOC China Limited’s Post-2008 Earnings.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11	TAX (continued)

(ii)	Other taxes

The Company’s PRC subsidiary pays the following production taxes:

–	Production taxes of 5% on independent production and production under production sharing contracts;

–	Export tariffs of 5% on petroleum oil beginning on November 1, 2006; and

–	Business tax at rates of 3% to 5% on other income.

12	DIVIDENDS

	2007 RMB’000	2008 RMB’000
Declared and paid during the year:
Interim dividend	5,547,488	7,830,243
Final dividend	5,976,221	6,821,530
Total dividends paid in the year	11,523,709	14,651,773
Weighted average number of ordinary shares	43,605,437	44,623,856
Dividend per ordinary share	RMB0.26	RMB0.33

Final dividend proposed for approval at annual general meeting at HK$0.20 per ordinary share (2007: HK$0.17 per ordinary share) - not recognized as liability as at December 31, 2008	7,052,445	7,878,753

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

13.           EARNINGS PER SHARE

	2007		2008
Earnings
Profit for the year attributable to ordinary equity shareholders for the basic earnings per share calculation	RMB31,258,299,000		RMB44,375,254,000
Interest expense and fair value losses recognized on the embedded derivative component of convertible bonds	RMB1,622,823,669 *		–
Profit for the year attributable to ordinary equity shareholders adjusted for dilution effect	RMB32,881,122,669*		RMB44,375,254,000
Number of shares
Number of ordinary shares issued at the beginning of the year	43,328,552,648		44,302,616,976
Weighted average effect of:
New shares issued during the year	276,884,564		320,534,053
Share options exercised during the year	–		705,282
Weighted average number of ordinary shares for the basic earnings per share calculation	43,605,437,212		44,623,856,311
Effect of dilutive potential ordinary shares under the share option schemes	126,499,657		138,262,808
Effect of dilutive potential ordinary shares for convertible bonds	1,055,500,755	*	23,978,397
Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,787,437,624	*	44,786,097,516
Earnings per share:
Basic	RMB0.72		RMB0.99
Diluted	RMB0.72		RMB0.99

*
For the year of 2007, since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect on the basic earnings per share for the year and were ignored in the calculation of diluted earnings per share. Therefore, the diluted earnings per share amount for the year of 2007 is based on the profit for the year of approximately RMB31,258,299,000 and the weighted average of 43,731,936,869 ordinary shares.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

14.           PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment	Total
	RMB’000	RMB’000	RMB’000

Cost:

At January 1, 2007	150,237,514	449,349	150,686,863
Additions	28,145,573	29,579	28,175,152
Reclassification to non-current asset as held for sale	(1,086,798)	–	(1,086,798)
Disposals and write-offs	(953,066)	(2,622)	(955,688)
Exchange differences	(3,397,438)	(906)	(3,398,344)

At December 31, 2007	172,945,785	475,400	173,421,185

At January 1, 2008	172,945,785	475,400	173,421,185
Additions	34,069,915	146,989	34,216,904
Acquisitions of assets	1,003,702	–	1,003,702
Disposals and write-offs	(1,323,988)	(12,279)	(1,336,267)
Exchange differences	(3,239,781)	(777)	(3,240,558)

At December 31, 2008	203,455,633	609,333	204,064,966

Accumulated depreciation, depletion and amortization:

At January 1, 2007	(47,100,204)	(180,283)	(47,280,487)
Depreciation charge for the year	(7,829,002)	(56,563)	(7,885,565)
Impairment	(613,505)	–	(613,505)
Disposals and write-offs	857,893	–	857,893
Exchange differences	380,152	531	380,683

At December 31, 2007	(54,304,666)	(236,315)	(54,540,981)

At January 1, 2008	(54,304,666)	(236,315)	(54,540,981)
Depreciation charge for the year	(10,203,969)	(34,069)	(10,238,038)
Impairment	(1,536,032)	–	(1,536,032)
Disposals and write-offs	296,674	8,210	304,884
Exchange differences	302,858	479	303,337

At December 31, 2008	(65,445,135)	(261,695)	(65,706,830)

Net book value:
At January 1, 2008	118,641,119	239,085	118,880,204

At December 31, 2008	138,010,498	347,638	138,358,136

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

14.          PROPERTY, PLANT AND EQUIPMENT (continued)

Included in the current year’s additions was an amount of approximately RMB524,006,000 (2007: approximately RMB846,206,000, note 8) in respect of interest capitalized in property, plant and equipment. Included also in the depreciation charge for the year was an amount of approximately RMB677,169,000 (2007: approximately RMB561,701,000, note 7) in respect of depreciation charge on dismantlement cost capitalized in oil and gas properties.

Impairment of property, plant and equipment
The impairment loss of approximately RMB1,536,032,000 in total was recognized to reduce the carrying amount of the oil and gas properties to the recoverable amount. This impairment loss was all related to fields in Indonesia and has been classified under the segments “Production sharing contracts” and “Indonesia” in note 4 of the segment information. The impairment loss was primarily due to the adverse changes of crude oil price at the end of 2008, which reduced the estimates of the quantities of oil and gas recoverable from certain oil fields. The impairment amount has been disclosed on the face of the consolidated income statement within the line item “Impairment”. The recoverable amount was calculated based on the assets value in use and was determined at the cash generating unit level. The cash generating unit consisted of oil field(s). In determining value in use for the cash generating unit, cash flows were discounted at a rate 9% on a pre-tax basis.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

15.           INTANGIBLE ASSETS

	Gas processing right under NWS Project	Software	Total
	RMB’000	RMB’000	RMB’000

Cost:
At January 1, 2007	1,432,917	–	1,432,917
Additions	–	79,844	79,844
Exchange differences	(88,215)	–	(88,215)

At December 31, 2007	1,344,702	79,844	1,424,546

At January 1, 2008	1,344,702	79,844	1,424,546
Additions	–	93,317	93,317
Disposals and write-offs	–	(7,651)	(7,651)
Exchange differences	(90,535)	–	(90,535)

At December 31, 2008	1,254,167	165,510	1,419,677

Accumulated amortization:
At January 1, 2007	(23,864)	–	(23,864)
Amortization charge for the year	(64,640)	(4,838)	(69,478)

At December 31, 2007	(88,504)	(4,838)	(93,342)

At January 1, 2008	(88,504)	(4,838)	(93,342)
Amortization charge for the year	(61,009)	(78,008)	(139,017)
Disposals and write-offs	–	7,651	7,651
Exchange differences	10,676	–	10,676

At December 31, 2008	(138,837)	(75,195)	(214,032)

Net book value:
At January 1, 2008	1,256,198	75,006	1,331,204

At December 31, 2008	1,115,330	90,315	1,205,645

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

16.           INVESTMENTS IN ASSOCIATES

Name of associates	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Shanghai Petroleum	Shanghai, PRC	RMB900 million	30%	Offshore petroleum exploration,
Corporation Limited	September 7, 1992			development and production and sales in the PRC

CNOOC Finance	Beijing, PRC	RMB1,415 million	31.8%	Provision of deposit, transfer, settlement,
Corporation Limited	June14, 2002			loan, discounting and other financing
				services to CNOOC and its member entities

CNOOC Finance Corporation Limited is not audited by Ernst & Young Hong Kong or a member firm of the Ernst & Young global network.

The Group’s investments in associates represent:

	2007 RMB’000	2008 RMB’000
Share of net assets	2,030,999	1,785,155

The following table illustrates the summarized financial information of the Group’s associates extracted from their management accounts:

	2007	2008
	RMB’000	RMB’000
Assets	34,718,921	39,994,877
Liabilities	28,406,325	34,683,159
Revenue	4,798,200	2,901,497
Profits	2,144,521	981,629

17.           INVESTMENT IN A JOINTLY-CONTROLLED ENTITY

The Group’s investment in a jointly-controlled entity represents a 50% equity interest in Husky Oil (Madura) Ltd. (“HOML”). HOML was incorporated on December 28, 2005 in British Virgin Islands with limited liability and is principally engaged in offshore petroleum exploration, development, production and sales in Indonesia. The issued and paid-up capital of HOML is of no par value.

On April 8, 2008, CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company, signed an agreement with Husky Oil Madura Partnership (“HOMP”) to acquire a 50% equity interest in HOML, a wholly-owned subsidiary of HOMP, for a consideration of US$125 million. Assets held by HOML were all oil and gas properties. Such transaction was completed on the same date of the agreement. The Group’s investment in a jointly-controlled entity has been proportionally consolidated in the consolidated balance sheet.

As at December 31, 2008, HOML was still in its development stage.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

18.           AVAILABLE-FOR-SALE FINANCIAL ASSETS

Current:

	2007 RMB’000	2008 RMB’000
Non-publicly traded investments, at fair value:
Private equity funds	25,296	19,245
Publicly traded investments, at fair value:
Liquidity funds	6,594,390	11,641,404
Common stock	68,262	–
	6,687,948	11,660,649

Both the liquidity funds and common stock have no fixed maturity date and no coupon rate.

The fair values of publicly traded investments are based on quoted market prices. The fair values of non-publicly traded investments are based on the fund managers’ quotations. The directors believe that the estimated fair values quoted by fund managers are reasonable, and that they are the most appropriate values at the balance sheet date.

During the year, the gross gains of the Group’s available-for-sale investments recognized directly in equity amounted to RMB41,456,682 (2007: RMB63,426,000). In addition, the net realized gains of the Group of RMB31,146,724 and was transferred from equity to the consolidated income statement (2007: RMB60,010,000) upon the disposal of related available-for-sale financial assets.

Non-current:

The non-current available-for-sale financial asset represents an investment in the unlisted equity securities of MEG Energy Corporation (“MEG”) and is stated at cost less any impairment. MEG is principally engaged in the exploitation and production of oil sands.

	2007	2008
	RMB’000	RMB’000
At January 1	1,017,000	1,818,732
Cost addition	1,003,275	–
Exchange differences	(201,543)	(268,935)
At December 31	1,818,732	1,549,797

None of the financial assets above is either past due or impaired.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

19.           INVENTORIES AND SUPPLIES

	2007	2008
	RMB’000	RMB’000
Materials and supplies	2,052,747	2,132,327
Oil in tanks	338,918	603,197
Less: Provision for inventory obsolescence	(45,778)	(51,152)
	2,345,887	2,684,372

The provision for inventory obsolescence during the year was approximately RMB5,374,000 (2007: approximately RMB4,651,000).

20.          TRADE RECEIVABLES

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at December 31, 2007 and 2008, substantially all the accounts receivable were aged within 30 days. All customers have good repayment history and all receivables are not past due. No provision for doubtful debt has been made as at December 31, 2008 and 2007.

21.           HELD-TO-MATURITY FINANCIAL ASSET

As at December 31, 2007, the held-to-maturity financial asset represented a corporate wealth management product arranged with a financial institution with an expected interest rate of 4%. The product matured on January 31, 2008.

22.           CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s cash and cash equivalents mainly consist of time deposits with maturity ranging between seven days and one month. The Group’s time deposits with maturity over three months consist of all RMB denominated time deposits. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s  bank deposits was 3.1% (2007: 2.5% per annum) for the year ended December 31, 2008.

23.           TRADE PAYABLES

As at December 31, 2007 and 2008, substantially all the accounts payable were aged within six months. The accounts payable are non-interest-bearing and are normally settled within six months.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

24.           OTHER PAYABLES AND ACCRUED LIABILITIES

	2007	2008
	RMB’000	RMB’000
Accrued payroll and welfare payable	373,329	390,365
Provision for retirement and termination benefits	428,133	224,047
Accrued expenses	3,933,793	4,944,846
Advances from customers	740,873	42,544
Royalties payable	374,272	284,458
Special oil gain levy payable	2,945,323	937,189
Other payables	255,535	1,416,336
	9,051,258	8,239,785

Other payables are non-interest-bearing and have an average term of less than six months.

25.           LONG TERM BANK LOANS

		2007	2008
		RMB’000	RMB’000
	Effective interest rate and final maturity
RMB denominated bank loans	4.05% per annum with maturity through 2016	500,000	500,000
US$ denominated bank loans
Loan for Tangguh LNG Project*	LIBOR+0.23%-0.38% per annum with maturity through 2021	2,708,753	2,633,790
Loan for OML130 Project**	LIBOR+4% per annum with maturity through 2015	–	3,998,241
		3,208,753	7,132,031
Less: Current portion of long term bank loans		–	(16,623)
Less: Liabilities directly associated with a non-current asset classified as held for sale		(488,322)	–
		2,720,431	7,115,408

*	The amount represented the Group’s share of utilized bank loans in Tangguh Liquefied Natural Gas Project (“Tangguh LNG Project”).

**	During the year, the Group obtained a bank loan for the purpose of financing the ongoing capital needs of OML130 Project in Nigeria.

The Company delivered a guarantee dated October 29, 2007 in favour of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated October 29, 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated July 31, 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

25.           LONG TERM BANK LOANS (continued)

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on January 1, 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

As at December 31, 2008, all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

The maturities of the long term bank loans are as follows:

	2007	2008
	RMB’000	RMB’000
Repayable:
Within one year	–	16,623
After one year but within two years	21,673	108,049
After two years but within three years	134,723	174,540
After three years but within four years	170,083	707,786
After four years but within five years	702,479	241,031
After five years	2,179,795	5,884,002
	3,208,753	7,132,031
Amount due within one year shown under current liabilities	–	(16,623)
Liabilities directly associated with non-current asset classified as held for sale	(488,322)	–
	2,720,431	7,115,408

Supplemental information with respect to the long term bank loans:

For the year ended December 31,	Balance at year end RMB’000	Weighted average interest rate at year end	Maximum amount outstanding during the year RMB’000	Average amount outstanding during the year* RMB’000	Weighted average interest rate during the year**
2007	3,208,753	4.85%	3,208,753	2,832,371	5.05%
2008	7,132,031	4.44%	7,132,031	5,170,392	4.64%

*     The average amount outstanding is computed by averaging the outstanding principal balances as at January 1 and December 31 of each year.

**    The weighted average interest rate is computed by averaging the interest rates as at January 1 and December 31 of each year.

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

(ii)
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly- owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(iii)
The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on December 15, 2004. The bonds are convertible from January 15, 2005 onwards at a price of HK$6.075 per share, subject to adjustments. The bonds can be redeemed upon maturity at 105.114% of the principal amount or early redeemed by the bondholders in all or partially on December 15, 2007 at 103.038% of the principal amount.

CNOOC Finance (2004) Limited renounced its cash settlement option by way of a supplemental trust deed dated July 31, 2007 entered into amongst the Company, CNOOC Finance (2004) Limited and BNY Corporate Trustee Services Limited. As such, the derivative component of the convertible bonds was no longer a liability and was transferred to equity.

On February 21, 2008, CNOOC Finance (2004) Limited extinguished the outstanding convertible bonds by exercising an early redemption option. The withdrawal of listing of the convertible bonds on HKSE was effective at the close of business on March 6, 2008. The Group currently has no convertible bond liability. CNOOC Finance (2004) Limited was then dissolved on September 16, 2008.

There is no default during the year of principal, interest or redemption terms of the long term guaranteed notes.

27.	PROVISION FOR DISMANTLEMENT

	2007 RMB’000	2008 RMB’000
At January 1	5,412,581	6,737,319
Capitalized in oil and gas properties	1,018,980	1,223,188
Unwinding of discount (note 8)*	305,758	379,227
At December 31	6,737,319	8,339,734

*	The discount rate used for calculating the amount of unwinding of the discount is 5% (2007: 5%).

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

28.          SHARE CAPITAL

	Number of shares	Issued share capital	Issued share capital equivalent of
Shares		HK$’000	RMB’000
Authorized:
Ordinary shares of HK$0.02 each as at December 31, 2008 and December 31, 2007	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at January 1, 2007	43,328,552,648	866,571	923,653
Conversion of bonds	974,064,328	19,481	18,888
As at December 31, 2007	44,302,616,976	886,052	942,541
Exercise of options	1,483,333	30	26
Conversion of bonds	365,099,675	7,302	6,732
As at December 31, 2008	44,669,199,984	893,384	949,299

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

1.           Pre-Global Offering Share Option Scheme (as defined below);

2.           2001 Share Option Scheme (as defined below);

3.           2002 Share Option Scheme (as defined below); and

4.           2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at December 31, 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

28.	SHARE CAPITAL (continued)

Share option schemes (continued)

Pre-Global Offering Share Option Scheme
On February 4, 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted; and

2.	the exercise price for such options is HK$1.19 per share.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from March 12, 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme
On February 4, 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognizing the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted; and

2.	the exercise price for such options price is HK$1.232 per share.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from August 27, 2001. No further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme
In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”) for the purpose of recognizing the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.
the average closing price of the shares on the Stock Exchange of Hong Kong Limited (“HKSE”) as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On December 31, 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

28.	SHARE CAPITAL (continued)

Share option schemes (continued)

2005 Share Option Scheme
On December 31, 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

The fair value of the share options granted during the year was approximately RMB312,758,000 (2007: RMB144,986,000) and the Group recognized equity-settled share option expenses of approximately RMB167,219,000 (2007: RMB98,237,000) during the year.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used:

	2007	2008
Dividend yield	3.58%	2.18%
Expected volatility	30.80%	39.07%
Risk-free interest rate	4.25%	2.89%
Expected life of option	5 years	5 years
Weighted average share price	$HK7.29	$HK13.74

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

28.	SHARE CAPITAL (continued)

Share option schemes (continued)

Details of the share options outstanding are as follows:

	2007		2008
	Number of Share options	Weighted average exercise price HK$	Number of Share options	Weighted average exercise price HK$

Outstanding at the beginning of the year	242,399,900	4.13	303,795,233	5.02
Granted during the year	87,222,000	7.29	88,143,000	14.83
Forfeited during the year	(25,826,667)	4.37	(14,370,667)	3.69
Exercised during the year	–	–	(1,483,333)	4.39
Outstanding at end of year	303,795,233	5.02	376,084,233	7.34
Exercisable at the end of the year	154,143,233	3.53	212,512,567	4.49

No share options had been cancelled or modified during the years ended December 31, 2007 and 2008.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 0.84% of the Company’s shares in issue as at that date. The weighted average remaining contractual life of share options outstanding at the end of the year is 7.22 years (2007: 7.50 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 376,084,233 additional ordinary shares of the Company and additional share capital of RMB6,708,591 and share premium of RMB2,456,871,288.

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

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRS/HKFRS. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at December 31, 2008, the general reserve fund amounted to RMB10,000,000,000 (2007: RMB10,000,000,000), representing 50.0% (2007: 50.0%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of PRC, a safety fund has been accrued for the Group’s oil and gas exploration and production activities within PRC. The accrued safety fund will be utilized for improving the safety conditions of production. Included in other reserves was a provision for safety fund under PRC regulation amounting to RMB33,831,000 (2007: Nil).

In accordance with the relevant accounting principles required by the local authorities, as at December 31, 2008, the aggregate  amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB101,741,655,000 (2007: RMB56,774,492,000), out of which, approximately RMB40,380,599,000 related to the amount that arises from post January 1, 2008 available for distribution from CNOOC China Limited.

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

The Company entered into four comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited (“COSL”), Offshore Oil Engineering Co., Ltd. (“CNOOC Engineering”) and China BlueChemical Ltd. (“China BlueChem”) on November 8, 2007 respectively for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of three years from January 1, 2008. The related party/continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on December 6, 2007. The approved related party/continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

a)	Provision of exploration and support services
b)	Provision of oil and gas development and support services
c)	Provision of oil and gas production and support services
d)	Provision of marketing, management and ancillary services
e)	FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates; and

3.	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)
b)	Long term sales of natural gas and liquefied natural gas

Pricing principles
The continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to the Group and in paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for service, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of CNOOC and/or its associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

Pricing principles (continued)
The continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to the Group are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the year and the balances arising from related party transactions at the end of the year.

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

	2007 RMB’000	2008 RMB’000
Provision of exploration and support services	2,812,893	4,445,370
Inclusive of amount capitalized under property, plant and equipment	2,009,944	2,210,128
Provision of oil and gas development and support services	7,995,999	9,984,609
Provision of oil and gas production and support services (Note a)	2,993,985	3,656,027
Provision of marketing, management and ancillary services (Note b)	494,633	542,703
FPSO vessel leases (Note c)	450,695	1,037,255
	14,748,205	19,665,964

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

The Group did not enter into any transactions in the above category for the years ended December 31, 2007 and 2008.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

	2007 RMB’000	2008 RMB’000
Sales of petroleum and natural gas products
(other than long term sales of natural gas and liquefied natural gas) (Note d)	38,528,862	39,543,073
Long term sales of natural gas and liquefied natural gas (Note e)	1,524,731	2,636,674
	40,053,593	42,179,747

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

30.          RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	2007 RMB’000	2008 RMB’000
Interest income from deposits in CNOOC Finance (Note f)	26,875	3,423

(b)	Deposits made by the Group

	2007 RMB’000	2008 RMB’000
Deposits in CNOOC Finance (Note f)	6,501,841	4,412,014

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

Notes:

a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)
CNOOC Energy Technology & Services Limited (formerly known as “CNOOC Oil Base Group Limited”) leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to CNOOC and/or its associates. Individual sales contracts were entered into from time to time between the Group and CNOOC and/or its associates.

e)	It is market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated October 14, 2008, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules as each of the percentage ratios applicable to the depository services is less than 2.5%. The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest) during the year.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

Details of the compensation of the key management personnel of the Group are disclosed in note 9 to the consolidated financial statements.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

32.          NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(i)       Reconciliation of profit before tax to cash generated from operations

	2007 RMB’000	2008 RMB’000
Profit before tax	43,310,622	57,880,286
Adjustments for:
Interest income on bank deposits	(672,987)	(1,091,024)
Finance costs	1,953,698	404,210
Exchange gains, net	(1,855,969)	(2,551,260)
Share of profits of associates	(719,039)	(374,111)
Gain on disposal of non-current asset held for sale	–	(992,136)
Minority interest share of losses	(41,945)	–
Investment income	(902,378)	(475,925)
Provision for inventory obsolescence	4,651	5,374
Exploration expenses	–	3,409,546
Depreciation, depletion and amortization	7,936,170	10,057,665
Loss on disposal and write-off of property, plant and equipment	55,755	274,537
Unwinding of discount of long term guaranteed notes	78,090	11,061
Impairment losses	613,505	1,536,083
Equity-settled share option expense	98,237	167,219
Others	–	161,240
	49,858,410	68,422,765
Decrease/(increase) in trade receivables	(1,768,887)	3,690,936
Increase in inventories and supplies	(640,185)	(204,452)
(Increase)/Decrease in other current assets	809,700	(547,359)
(Increase)/Decrease in amounts due from related companies	(958,945)	443,125
(Decrease)/increase in trade payables, other payables and accrued liabilities	4,760,476	(1,100,121)
(Decrease)/Increase in other taxes payable	492,613	(529,386)
(Decrease)/Increase in an amount due to the parent company	130,267	(382,414)
(Decrease)/ Increase in amounts due to related companies	358,153	1,388,289
Cash generated from operations	53,041,602	71,181,383

(ii)	Major non-cash transaction

During the year, the Group redeemed all the outstanding convertible bonds by exercising an early redemption option. At the option of bondholders, substantially all bonds were converted into ordinary shares of the Company. The Group’s share capital and share premium increased by approximately RMB6,732,000 and RMB1,080,461,000 respectively.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

33.	COMMITMENTS

(i)	Capital commitments

As at December 31, 2008, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2007 RMB’000	2008 RMB’000
Contracted, but not provided for	8,655,830	12,293,984
Authorized, but not contracted for	24,498,130	30,093,605

The capital commitments contracted but not provided for include the estimated payments with respect to the Group’s exploration and production licences to the Ministry of Land and Resources of the PRC for the next five years.

As at December 31, 2008, the Group had unutilized banking facilities amounting to approximately RMB39,262,878,000 (2007: RMB46,997,140,000).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 1 month to 5 years.

As at December 31, 2008, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2007 RMB’000	2008 RMB’000

Commitments due:
Within one year	84,508	71,180
In the first to second years, inclusive	16,419	19,020
After the second but before the fifth years, inclusive	1,802	5,958
	102,729	96,158

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 6 years to 10 years.

As at December 31, 2008, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2007 RMB’000	2008 RMB’000

Commitments due:
Within one year	391,384	436,464
In the first to second years, inclusive	363,327	425,450
After the second but before the fifth years, inclusive	849,404	1,195,159
After five years	262,816	82,424
	1,866,931	2,139,497

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

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

34.	FINANCIAL INSTRUMENTS

Fair value of financial instruments
The carrying values of the Group’s cash and cash equivalents, time deposits, current available-for-sale investments, trade receivables, other current assets, trade payables and other payables approximated to their fair values at the balance sheet date due to the short maturity of these instruments.

The estimated fair value of the Group’s long term bank loans based on current market interest rates was approximately RMB7,228,795,000 as at December 31, 2008 (2007: RMB3,175,413,000), which was the present value of the loans’ future cash flows discounted by the interest rates as at December 31, 2008. The fair value of the floating interest rate loan approximated to the carrying amount as at December 31, 2008.

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB6,481,419,000 as at December 31, 2008 (2007: RMB11,932,142,000), which was calculated based on the market price as at December 31, 2008.

Financial instruments by category
As of December 31, 2008, the carrying amounts of the financial instruments held by the Group were as stated on the consolidated balance sheet.

35.	CONCENTRATION OF CUSTOMERS

A substantial portion of the oil and gas sales of the Group is made to a small number of third parties on credit. Details of the gross sales to these top five customers are as follows:

	2007 RMB’000	2008 RMB’000

China Petroleum & Chemical Corporation	36,681,065	46,482,906
PetroChina Company Limited	12,116,807	17,704,346
Trafigura S	404,865	6,278,229
Panjin Northern Asphalt Company Limited	2,179,059	2,436,808
Arcadia Petroleum Limited	1,286,727	2,409,441

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise bank loans, convertible bonds, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits.

The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk, business risk and liquidity risk. The Group’s senior management oversees the management of these risks.

The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)        Credit risk

The carrying amount of the Group’s cash and cash equivalents, time deposits, liquidity funds and bond investments, trade receivables and other receivables, and other current assets except for prepayments represents the Group’s maximum exposure to credit risk in relation to its financial assets.

The majority of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally does not require collateral on trade receivables. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Since the Group trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the balance sheet date, the Group has certain concentrations of credit risk as 39% (2007: 52%) and 70% (2007: 83%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)       Oil and gas price risk

As the Group’s oil prices are mainly determined by reference to the oil prices in international markets, changes in international oil prices have a large impact on the Group. Unstable and high volatility of international oil prices will have a significant effect on the Group’s net sales and net profits.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

36.           FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollar (“US dollars”). In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From January 1, 2008 to December 31, 2008 (the last working day in 2008), Renminbi has appreciated by approximately 6.88% against US dollars.

The management has assessed the Group’s exposure to foreign currency risks by using a sensitivity analysis on the change in foreign exchange rate of US dollars, to which the Group is mainly exposed to as at December 31, 2007 and 2008. Based on management’s assessment, a reasonably possible change in foreign exchange rate of US dollar of 5% is used, and the exposures of the Group’s results of operations, monetary assets and liabilities and investment in its foreign subsidiaries were assumed to be less than 0.22% of the profit of the year and 0.12% of the equity, had the change in the US dollar currency rate occurred at December 31, 2008.

The senior management are closely monitoring the Group’s net exposure to foreign currency risk. The appreciation of Renminbi against US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since approximately 96% of the Group’s debts are also denominated in US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2008, the interest rates for 53% of the Group’s debts were fixed. The term of the weighted average balance was approximately 8.0 years. The fixed interest rates can reduce the volatility of financial cost under uncertain environment and the Group’s exposure to changes in interest rate is not expected to be material.

(v)	Business risk

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

(vi)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realizable available-for- sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The trade payables, other payables and accrued liabilities are all due for settlement within 6 months after the balance sheet date.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

36.           FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

    (vii)     Capital management

The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end December 31, 2008 and December 31, 2007.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to equity holders plus interest-bearing debts).

	2007 RMB’000	2008 RMB’000

Interest-bearing loans and borrowings	3,208,753	7,132,031
Long term guaranteed notes	8,325,519	6,748,598

Interest-bearing debts	11,534,272	13,880,629

Equity attributable to equity holders	134,314,738	160,237,709

Total capital	145,849,010	174,118,338
Gearing ratio	7.9%	8.0%

37.	CHARGE OF ASSET

CNOOC NWS Private Limited, wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

38.	SUBSEQUENT EVENTS

There have been no subsequent events that need to be disclosed in the consolidated financial statements.

39.          COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current year’s presentation, and those reclassifications are not significant.

40.          APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on March 31, 2009.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the United States Statement of Financial Accounting Standard No. 69, “Disclosures about Oil and Gas Producing Activities”. This is the first year in which the Group has prepared its financial statements under IFRS and the comparative information of 2006, 2007 and 2008 in the following disclosure is prepared in accordance with IFRS.The disclosures are categorized by the geographical areas in which the Group conducts oil and gas activities. Except for PRC and Indonesia, the information on the other geographical areas, such as Australia, Myanmar, Morocco and Nigeria etc., is combined in the following disclosures as “Others”, among which all the other projects are still in joint study, exploration or development stage except the North West Shelf Project in Australia which is in production stage.

(a)       Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Estimates of crude oil and natural gas reserves have been made by independent engineers, except reserves of investees accounted for by the equity method, which have been estimated by internal engineers. The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus (a) its participating interest in the properties in Australia and Nigeria; and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)
December 31, 2005	1,355	4,495	73	297	25	603	1,453	5,395
Purchase of reserves	–	–	2 *	694 *	41	–	43	694
Discoveries and extensions	132	109	–	11	–	–	132	120
Production	(127)	(130)	(8)	(39)	(1)	(10)	(136)	(179)
Revisions of prior estimates	(18)	95	12	22	–	58	(6)	175
December 31, 2006	1,342	4,569	79	985	65	651	1,486	6,205
Purchase of reserves	–	–	–	–	–	–	–	–
Discoveries and extensions	136	158	–	–	36	94	172	252
Production	(125)	(129)	(7)	(44)	(2)	(35)	(134)	(208)
Revisions of prior estimates	52	(171)	(17)	68	2	50	37	(53)
December 31, 2007	1,405	4,427	55 **	1,009 **	101	760	1,561	6,196
Purchase/(Disposal) of reserves	–	–	–	(134)	–	–	–	(134)
Discoveries and extensions	150	162	–	8	17	–	167	170
Production	(146)	(150)	(7)	(51)	(2)	(37)	(155)	(239)
Revisions of prior estimates	(9)	(223)	17	(32)	(3)	(115)	5	(370)
December 31, 2008	1,400	4,216	65	800	113	608	1,578	5,623

*
The acquisition of the Tangguh LNG Project was completed in 2004. No proved reserves have been included until 2006 when the related sales contracts were signed and the necessary criteria of proved reserves were fulfilled.

**
Included in the proved reserves of 0.39 mmbls of oil and 134 bcf of natural gas represent the interest of 3.05691% working interest in the Tangguh LNG Project which was sold to Talisman Energy Inc. in 2008.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(a)       Reserve quantity information (continued)
Enterprise’s proportional interest in reserves of investees accounted for by the equity method:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)
December 31, 2006	2	26	–	–	–	–	2	26
December 31, 2007	3	27	–	–	–	–	3	27
December 31, 2008	2	23	–	–	–	–	2	23

Proved developed reserves:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)
December 31, 2006	632	1,901	67	174	15	421	714	2,496
December 31, 2007	620	1,563	50	194	16	436	686	2,193
December 31, 2008	661	1,140	60	220	14	283	735	1,643

(b)       Results of operations

	2006				2007				2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	62,224,126	5,138,396	465,431	67,827,953	66,076,736	5,175,327	1,784,843	73,036,906	93,327,439	5,722,550	1,781,344	100,831,333
Operating expenses	(5,139,130)	(1,751,675)	(108,379)	(6,999,184)	(5,683,754)	(1,978,596)	(377,253)	(8,039,603)	(7,628,224)	(1,930,306)	(431,838)	(9,990,368)
Production taxes	(3,315,661)	—	—	(3,315,661)	(3,497,440)	—	—	(3,497,440)	(4,889,272)	—	—	(4,889,272)
Exploration	(1,304,917)	(104,608)	(295,550)	(1,705,075)	(1,957,357)	(130,279)	(1,344,783)	(3,432,419)	(2,600,862)	(95,684)	(713,000)	(3,409,546)
Accretion expense	(250,922)	—	—	(250,922)	(305,758)	—	—	(305,758)	(379,227)	—	—	(379,227)
Depreciation, depletion and amortization (including dismantlement)	(6,345,167)	(986,988)	(73,328)	(7,405,483)	(6,720,808)	(1,018,881)	(196,481)	(7,936,170)	(8,792,636)	(1,142,157)	(122,872)	(10,057,665)
Special oil gain levy	(3,981,170)	—	—	(3,981,170)	(6,837,213)	—	—	(6,837,213)	(16,238,234)	—	—	(16,238,234)
	41,887,159	2,295,125	(11,826)	44,170,458	41,074,406	2,047,571	(133,674)	42,988,303	52,798,984	2,554,403	513,634	55,867,021
Income tax expenses	(12,566,148)	(989,773)	(85,191)	(13,641,112)	(12,322,322)	(883,015)	(350,352)	(13,555,689)	(13,199,746)	(1,101,586)	(346,984)	(14,648,316)
Result of operations	29,321,011	1,305,352	(97,017)	30,529,346	28,752,084	1,164,556	(484,026)	29,432,614	39,599,238	1,452,817	166,650	41,218,705
Enterprise’s share of equity method investees’ results of operations for producing activities	247,797	—	—	247,797	195,875	—	—	195,875	250,388	—	—	250,388

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(c)       Capitalized costs

	2006				2007				2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas properties	102,687,282	19,528,600	7,135,929	129,351,811	120,642,419	19,635,135	18,492,686	158,770,240	143,571,499	20,935,855	27,289,464	191,796,818
Unproved oil and gas properties	212,913	63,402	20,609,389	20,885,704	1,080,870	60,606	13,034,069	14,175,545	1,982,529	958,136	8,718,150	11,658,815
Accumulated depreciation, depletion and amortization	(42,363,321)	(4,691,090)	(45,793)	(47,100,204)	(48,198,910)	(5,951,246)	(154,510)	(54,304,666)	(56,902,775)	(8,261,424)	(280,936)	(65,445,135)
Net capitalized costs	60,536,874	14,900,912	27,699,525	103,137,311	73,524,379	13,744,495	31,372,245	118,641,119	88,651,253	13,632,567	35,726,678	138,010,498
Enterprise’s share of equity method investees’ net capitalized costs	499,903	—	—	499,903	509,187	—	—	509,187	539,669	—	—	539,669

(d)       Costs incurred

	2006				2007				2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Acquisition costs:
Proved	—	—	6,374,981	6,374,981	—	—	—	—	—	—	—	—
Unproved	—	—	30,856,923	30,856,923	—	—	—	—	—	864,804	138,898	1,003,702
Exploration costs	2,214,202	152,654	912,325	3,279,181	3,956,784	362,495	1,787,799	6,107,078	5,459,087	160,112	757,231	6,376,430
Development costs*	15,763,138	3,336,760	3,625,336	22,725,234	17,912,945	2,559,692	6,102,474	26,575,111	22,296,503	2,541,662	6,264,866	31,103,031
Total costs incurred	17,977,340	3,489,414	41,769,565	63,236,319	21,869,729	2,922,187	7,890,273	32,682,189	27,755,590	3,566,578	7,160,995	38,483,163

Enterprise’s share of equity method investees’ costs of property acquisition, exploration, and development	235,816	—	—	235,816	161,549	—	—	161,549	116,677	—	—	116,677

*  The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)        Standardized measure of discounted future net cash flows and changes therein

In calculating the standardized measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group’s estimated annual future production from proved reserves to determine future cash inflows. Year-end average realized oil price used in the estimation of proved reserves and calculation of the standardized measure was US$32 as at December 31, 2008 (2007: US$86; 2006: US$51). Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

Present value of estimated future net cash flows:

		2006				2007				2008
		PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	Notes	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	652,466,884	60,388,183	45,074,262	757,929,329	995,962,772	67,457,543	88,529,648	1,151,949,963	428,460,753	39,055,645	41,535,217	509,051,615
Future production costs		(179,879,722)	(25,320,990)	(6,063,979)	(211,264,691)	(341,660,401)	(25,434,120)	(17,669,682)	(384,764,203)	(135,861,828)	(20,139,037)	(13,671,455)	(169,672,320)
Future development costs	(2)	(72,962,533)	(10,238,119)	(7,728,167)	(90,928,819)	(85,414,711)	(10,640,713)	(15,636,029)	(111,691,453)	(96,122,573)	(6,926,997)	(8,784,935)	(111,834,505)
Future income taxes		(106,075,580)	(8,637,768)	(6,696,189)	(121,409,537)	(128,253,725)	(11,005,945)	(13,731,732)	(152,991,402)	(31,741,475)	(2,521,318)	(1,852,744)	(36,115,537)

Future net cash flows	(3)	293,549,049	16,191,306	24,585,927	334,326,282	440,633,935	20,376,765	41,492,205	502,502,905	164,734,877	9,468,293	17,226,083	191,429,253
10% discount factor		(118,607,628)	(7,802,067)	(11,302,262)	(137,711,957)	(160,975,012)	(9,217,306)	(18,384,252)	(188,576,570)	(68,489,102)	(4,474,890)	(7,188,751)	(80,152,743)

Standardized measure		174,941,421	8,389,239	13,283,665	196,614,325	279,658,923	11,159,459	23,107,953	313,926,334	96,245,775	4,993,403	10,037,332	111,276,510
Enterprise’s share of equity method investees’ standardized measure of discounted future net cash flows		883,476	—	—	883,476	1,271,780	—	—	1,271,780	696,618	—	—	696,618

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)       Standardized measure of discounted future net cash flows and changes therein (continued)

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, plus (a) its participating interest in the properties in Australia and Nigeria, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia, less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardized measure of discounted future net cash flows:

	2006 RMB’000	2007 RMB’000	2008 RMB’000
Standardized measure, beginning of year	198,316,330	196,614,325	313,926,334
Sales of production, net of royalties and production costs	(57,513,108)	(61,560,825)	(85,926,542)
Net change in prices, net of royalties and production costs	8,603,374	147,976,255	(180,109,420)
Extensions discoveries and improved recovery, net of related future costs	20,226,150	44,896,861	16,211,871
Change in estimated future development costs	(19,719,116)	(32,127,867)	(20,618,379)
Development costs incurred during the year	20,333,024	24,858,355	28,181,961
Revisions in quantity estimates	1,903,268	4,893,538	(4,466,372)
Accretion of discount	26,111,261	25,061,537	38,268,027
Net change in income taxes	958,885	(28,376,275)	68,114,626
Purchase / (Disposal) of properties	19,031,535	—	(1,142,744)
Changes in timing and other	(21,637,278)	(8,309,570)	(61,162,852)
Standardized measure, end of year	196,614,325	313,926,334	111,276,510