Form 20-F
period 2009-12-31
CNOOC LTD
filed 2010-04-23
CIK 1095595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _______________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission File Number 1-14966

CNOOC LIMITED
中國海洋石油有限公司
(Exact name of Registrant as specified in its charter)

Hong Kong
(Jurisdiction of incorporation or organization)

65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong
(Address of principal executive offices)

Yongzhi Jiang
65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong
Tel +852 2213 2500
Fax +852 2525 9322
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing 100 shares of par value HK$0.02 per share Shares of par value HK$0.02 per share	New York Stock Exchange, Inc. New York Stock Exchange, Inc.*
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
Yes   ☒       No    ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes   ☐       No    ☒

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

__________
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

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China.

•	“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited;

•	“HK$” are to the Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

•	“HKICPA” are to the Hong Kong Institute of Certified Public Accountants;

•	“HKFRS” are to all Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations approved by the Council of the HKICPA;

•	“IASB” are to the International Accounting Standards Board;

•	“IFRS” are to all International Financial Reporting Standards, including International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board;

•	“Rmb” are to Renminbi, the legal currency of the PRC; and

•	“US$” are to U.S. dollar, the legal currency of the United States of America.

Conventions

We have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009 of US$1.00=Rmb 6.8259.  We have also translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009 of US$1.00=HK$7.7536.  We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2009, or at all.  For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not total correctly due to rounding of numbers.

Except as otherwise noted, all information in this annual report relating to our oil and natural gas reserves is based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us.  In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

•	“API gravity” means the American Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees.

•	“appraisal well” means an exploration well drilled after a successful wildcat well to gain more information on a newly discovered oil or gas reserve.

•
“condensate” means a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure and exists in the liquid phase at surface pressure and temperature when produced.

•	“crude oil” means crude oil and liquids, including condensate, natural gas liquids and liquefied petroleum gas.

•	“LNG” means liquefied natural gas.

•
“exploration well” means a well drilled to find either a new field or a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well.

•	“natural gas liquids” means light hydrocarbons that can be extracted in liquid form from natural gas through special separation plants.

•	“net wells” means a party’s working interest in wells.

•	“developed oil and gas reserves” means any category of reserves that can be expected to be recovered:

(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving any well.

•
“proved oil and gas reserves” means those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

•
“undeveloped oil and gas reserves” means reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

•	“PSC” means production sharing contract.

•	“share oil” means the portion of production that must be allocated to the relevant government entity under our PSCs in the PRC.

For further definitions relating to reserves:

•
“reserve replacement ratio” means, for a given year, total additions to proved reserves, which consist of additions from purchases, discoveries and extensions and revisions of prior reserve estimates, divided by production during the year.  Reserve additions used in this calculation are proved developed and proved undeveloped reserves; unproved reserve additions are not used.  Data used in the calculation of reserve replacement ratio is derived directly from the reserve quantity reconciliation prepared in accordance with U.S. Accounting Standards Codification 932-235-50, which reconciliation is included in “Supplementary Information on Oil and Gas Producing Activities” beginning on page S-1 of this annual report.  However, the reserve replacement ratio of 2007 also includes the reserve additions and production of an investee company accounted for by us using the equity method, which were not included in the reconciliation found in “Supplementary Information on Oil and Gas Producing Activities.”  In 2007, the inclusion of the reserve additions and production of this investee company did not have a material impact on our reserve replacement ratio.

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

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations, including those associated with fluctuations in crude oil and natural gas prices, our exploration or development activities, our capital expenditure requirements, our business strategy, the highly competitive nature of the oil and natural gas industry, our foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the PRC and overseas.  For a description of these and other risks and uncertainties, see “Item 3—Key Information—Risk Factors.”

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation to Generally Accepted Accounting Principles in the United States.

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2007, 2008 and 2009. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data and consolidated statement of comprehensive income data as of and for the years ended December 31, 2007, 2008 and 2009 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. As disclosed above under Special Note on the Financial Information and Certain Statistical Information Presented in this annual report, our consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 have been prepared and presented in accordance with IFRS.
	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Statement of Comprehensive Income Data:
Operating revenues:
Oil and gas sales	73,037	100,831	83,914	12,294
Marketing revenues	17,397	22,967	20,752	3,040
Other income	290	2,179	529	77
Total operating revenues	90,724	125,977	105,195	15,411

Expenses:
Operating expenses	(8,040)	(9,990)	(12,490)	(1,830)
Production taxes	(3,497)	(4,889)	(3,647)	(534)
Exploration expenses	(3,432)	(3,410)	(3,234)	(474)
Depreciation, depletion and amortization	(7,936)	(10,058)	(15,943)	(2,336)
Special oil gain levy	(6,837)	(16,238)	(6,357)	(931)
Impairment and inventory provision	(614)	(1,541)	(7)	(1)
Crude oil and product purchases	(17,083)	(22,675)	(20,455)	(2,997)
Selling and administrative expenses	(1,741)	(1,743)	(2,264)	(332)
Others	(345)	(1,568)	(473)	(69)
	(49,525)	(72,112)	(64,870)	(9,504)

Interest income	673	1,091	638	94
Finance costs	(2,032)	(415)	(535)	(78)
Exchange gains/ (losses), net	1,856	2,551	54	8

Investment income	902	476	200	29
Share of profits of associates	719	374	173	25
Non-operating income/ (expenses), net	(7)	(62)	(34)	(5)

Profit before tax	43,310	57,880	40,821	5,980
Tax	(12,052)	(13,505)	(11,335)	(1,661)
Profit for the year	31,258	44,375	29,486	4,319

Earnings per share (basic)(a)	0.72	0.99	0.66	0.10
Earnings per share (diluted) (b)	0.72	0.99	0.66	0.10
Earnings per ADS (basic) (a)	71.68	99.44	66.01	9.67
Earnings per ADS (diluted) (b)	71.48	99.08	65.86	9.65

Dividend per share
Interim	0.122	0.175	0.176	0.03
Proposed final	0.159	0.176	0.176	0.03

	As of December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$
	(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	23,357	19,762	22,615	3,313
Available-for sale financial assets/Short term investments	6,688	11,661	8,582	1,257
Current assets	55,732	63,770	70,871	10,383
Property, plant and equipment, net	118,880	138,358	165,320	24,219
Investments in associates	2,031	1,785	1,727	253
Intangible assets	1,331	1,206	1,230	180
Long term available-for-sale financial assets	1,819	1,550	3,120	457
Total assets	179,793	206,669	242,268	35,492
Current liabilities	21,402	18,799	31,042	4,547
Long term bank loans, net of current portion	2,720	7,115	11,817	1,731
Long term guaranteed notes	8,326	6,749	6,753	989
Total long term liabilities	24,077	27,632	37,291	5,463
Total liabilities	45,479	46,431	68,333	10,010
Capital stock	41,986	43,078	43,078	6,311
Shareholders’ equity	134,315	160,238	173,936	25,482
_____________
(a)
Earnings per share (basic) and earnings per ADS (basic) for each year from 2007 to 2009 have been computed, without considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 43,605,437,212 and 436,054,372, respectively, for 2007, 44,623,856,311 and 446,238,563, respectively, for 2008 and 44,669,199,984 and 446,692,000, respectively, for 2009, in each case based on a ratio of 100 shares to one ADS.

(b)
Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2007 to 2009 have been computed, after considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by using 43,731,936,869 shares and 437,319,369 ADSs for 2007, 44,786,097,516 shares and 447,860,975  ADSs for 2008 and  44,771,714,329  shares and  447,717,143  ADSs for 2009.

(c)
For the purposes of this chart, the exchange rate used for the conversion of dividends from Renminbi into U.S. Dollars is the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year for which the applicable dividend was issued.

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$
	(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(1)	26,942	36,410	42,610	6,242
Cash provided by (used for):
Operating activities	41,301	55,738	52,858	7,744
Investing activities	(21,374)	(48,984)	(40,541)	(5,939)
Financing activities	(10,799)	(10,129)	(9,403)	(1,378)
Ratio of total debt to total capitalization	7.9%	8.0%	9.7%	9.7%

____________
(1)	Capital expenditures paid excludes acquisition capital expenditures.

We publish our financial statements in Renminbi.  Unless otherwise indicated, all translations from Renminbi to U.S. dollars have been made at a rate of Rmb 6.8259 to US$1.00, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009.  We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rate above or at all.

The following table sets forth the noon buying rates for U.S. dollars for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2005	8.0702	8.1998	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
October 2009	6.8264	—	6.8292	6.8248
November 2009	6.8271	—	6.8300	6.8255
December 2009	6.8259	—	6.8299	6.8244
January 2010	6.8268	—	6.8295	6.8258
February 2010	6.8258	—	6.8330	6.8258
March 2010	6.8258	—	6.8270	6.8254
___________
(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

As of March 31, 2010, the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was Rmb 6.8258 to US$1.00.

Unless otherwise indicated, all translations from Hong Kong dollars to U.S. dollars have been made at a rate of HK$7.7536 to US$1.00, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009.  We do not represent that Hong Kong dollar or U.S. dollar amounts could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rate above or at all.

The following table sets forth the noon buying rates for U.S. dollars for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2005	7.7533	7.7755	7.7999	7.7514
2006	7.7771	7.7681	7.7928	7.7506
2007	7.7984	7.8008	7.8289	7.7497
2008	7.7499	7.7862	7.8159	7.7497
2009	7.7536	7.7514	7.7618	7.7495
October 2009	7.7497	—	7.7502	7.7495
November 2009	7.7500	—	7.7501	7.7495
December 2009	7.7536	—	7.7572	7.7495
January 2010	7.7665	—	7.7752	7.7539
February 2010	7.7619	—	7.7716	7.7619
March 2010	7.7647	—	7.7648	7.7574

____________
(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

As of March 31, 2010, the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7647 to US$1.00.

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

Our business, revenues and profits fluctuate with changes in oil and gas prices

Prices for crude oil fluctuate widely in response to relatively minor changes in the supply and demand for oil, market uncertainty and various other factors that are beyond our control, including, but not limited to overall economic conditions, consumer demand for oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources, domestic and foreign government regulations, and weather conditions.

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

The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing, production and oil and gas price changes

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the prevailing oil and gas prices for our production, the production performance of reservoirs, extensive engineering judgments, and the fiscal regime in the PRC and overseas where we have operations or assets.

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

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position

Exploring for, developing and acquiring reserves is highly risky and capital intensive. Our exploration and development activities involve inherent risks, including the risk that we will not encounter commercially productive oil or gas reservoirs. In addition, approximately 51.7% of our proved reserves were undeveloped as of December 31, 2009.  Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner.  There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.

Our future prospects largely depend on our capital expenditure plans, which are subject to various risks

Our ability to maintain and increase our revenues, profit and cash flows depends upon continuing capital spending, which is subject to a number of contingencies, some of which are beyond our control.  These variables include: cash flows from operations, the availability and terms of external financing, our ability to execute our project plans and commence production on time, approvals required from foreign governments for certain capital expenditures and investments outside the PRC, and economic, political and other conditions in the PRC and overseas where we have operations.

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

Any failure to implement our natural gas business strategy may adversely affect our business and financial position

As part of our business strategy and to meet increasing market demand in China, we continue to expand our natural gas business.  In addition to the risks that affect our business generally, this strategy involves certain risks and uncertainties, including our limited market share compared to PetroChina Company Limited, or PetroChina, and China Petroleum & Chemical Corporation, or Sinopec, and the underdeveloped natural gas transmission and supply infrastructure and market in China. We are evaluating the options to invest in CNOOC’s LNG projects in China.  However, we have not decided whether to exercise these options.  The options are subject to various conditions, including the receipt of certain governmental approvals.

CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates

CNOOC indirectly owned 64.41% of our shares as of March 31, 2010.  As a result, CNOOC is able to control the composition of the board of directors of our company, or our Board, determine the timing and amount of our dividend payments and otherwise control us. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected.

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

Our business performance relies heavily on our sales to large domestic customers and a substantial drop in such sales could have a material adverse effect on our results of operations

We sell a significant proportion of our production to CNOOC-affiliated companies, Sinopec, and PetroChina. However, we currently do not have long-term crude oil sales contracts with these customers. Our business, results of operations and financial condition could be adversely affected if any of them significantly reduced their crude oil purchases from us.

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

The oil and natural gas industries are very competitive

We compete in the PRC and international markets with major integrated and other independent oil and gas companies for oil and gas properties or leases, customers, capital financing and business opportunities, including desirable oil and gas prospects. We also compete for the equipment and personnel required to explore, develop and operate oil and gas properties. The performance of our competitors may also affect the international market price for comparable crude oil, which in turn would likely affect the price of our crude oil.

Extreme weather conditions may have a material and adverse impact on us  and could result in losses that are not covered by insurance

Our exploration, development and production activities can be adversely affected by extreme weather conditions, which could result in loss of hydrocarbons, environmental pollution, damage to our properties, cessation of activities, delay of project  plans, and increases in costs of drilling, completing and operating wells.

We maintain insurance coverage against some, but not all, potential losses.  We do not maintain business interruption insurance for all of our oil and gas fields.  We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.

Changes in laws and regulations could have an adverse effect on our operation

We currently have operations and assets mainly in the PRC and also in various foreign countries and regions, including Indonesia, Australia, Nigeria, Myanmar and certain other countries, and may expand our operations into other countries to further enhance our reserve base and diversify our geographic risk profile. Our non-PRC interests may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting these foreign nations which are not within our control, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war and terrorism, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, foreign exchange rate fluctuations and currency controls.

Our operations are subject to laws and regulations in countries in which we operate. Changes in such laws and regulations could change environmental protection requirements and increase taxes, royalties and other amounts payable to governments or governmental agencies. Such changes may increase our cost of compliance or tax burden, which could materially and adversely affect our net income and result of operations.

In addition, the operations and assets that we currently have or in the future may have in foreign countries and regions may be materially and adversely affected by trade or economic sanctions that may be imposed by other countries due to their deteriorated relations with each other.

The war and terrorism activities could materially and adversely affect us

We have operations and assets in certain countries and regions with a high degree of political risk, such as Nigeria and Myanmar.  We face the risks of kidnapping, damage to property and business interruption caused by terrorism activities.  The act of terrorism could materially and adversely affect our business, financial condition and results of operations.

Our controlling shareholder, CNOOC, or its affiliates’ activities in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention to us

We cannot predict the interpretation or implementation of government policy at the U.S. federal, state or local levels with respect to any current or future activities by CNOOC or its affiliates in countries that are the subject of U.S. sanctions. It is possible that the United States could subject CNOOC to sanctions due to these activities.  Certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions, such as Iran or Sudan.  It is possible that the activities of CNOOC or its affiliates may affect the investment in our shares by such U.S. state and local governments and colleges.

It is possible that, as a result of activities by CNOOC or its affiliates in these countries, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.  Nonetheless, if such events were to occur, we do not believe that enforcement of current U.S. sanctions (including the imposition of the maximum sanctions permissible under current law and regulations on CNOOC) would have a material adverse effect on our results of operations or financial condition. However, we are aware of pending draft legislation, now passed in somewhat different versions by both houses of the U.S. Congress, that would seek to have the property of companies that export certain levels of refined petroleum products to Iran, or provide certain levels of assistance to Iran in importing or producing refined petroleum products, blocked by the U.S. President.  It is possible that CNOOC could engage in activities targeted by the draft legislation.  If such draft legislation were enacted as now pending, and the U.S. President determined that CNOOC engaged in the prohibited activities, he could direct the blocking of CNOOC's property within U.S. jurisdiction.  The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers current U.S. sanctions involving blocked property under laws with language very similar to that in both versions of the draft legislation.  If OFAC were delegated responsibility to implement the current text of the draft legislation and applied its current interpretations that majority-owned subsidiaries of a blocked entity are also blocked, this could prohibit CNOOC Limited from engaging in business activities in the United States or with U.S. individuals or entities, and could also prohibit U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities.

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

The value of Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The appreciation of Renminbi against U.S. dollar may cause a decrease in our oil sales, since the benchmark oil prices are usually in U.S. dollars.

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

The PRC government established CNOOC, our controlling shareholder, as a state-owned offshore petroleum company in 1982 under the Regulation of the People’s Republic of China on the Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises. CNOOC assumed certain responsibility for the administration and development of PRC offshore petroleum operations with foreign oil and gas companies.

Prior to CNOOC’s reorganization in 1999, CNOOC and its various affiliates performed both commercial and administrative functions relating to oil and natural gas exploration and development offshore China.

In 1999, CNOOC transferred all of its then current operational and commercial interests in its offshore petroleum business, including the related assets and liabilities, to us. As a result, we and our subsidiaries are the only vehicles through which CNOOC engages in oil and gas exploration, development, production and sales activities both in and outside the PRC.

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

Overview

CNOOC Limited is an upstream company specialized in the exploration, development and production of oil and natural gas. It is a major oil and natural gas producer in offshore China and, in terms of reserves and production, it is also one of the largest independent oil and natural gas exploration and development companies in the world. As of the end of 2009, the Company had net proved reserves of 2.66 billion BOE, including approximately 1.67 billion barrels of crude oil and 5,944.0 bcf of natural gas. In 2009, the Company had an average daily production of approximately 509,696 barrels of crude oil and approximately 653.5 mmcf of natural gas, representing a total net oil and gas production of 623,896 BOE per day.

Competitive Strengths

We believe that our historical success and future prospects are directly related to a combination of our strengths, including the following:

•	large proved reserve base with significant exploitation opportunities;

•	sizable operating areas with demonstrated exploration potential;

•	successful independent exploration and development record;

•	competitive cost structure;

•	reduced risks and access to capital and technology through PSCs; and

•	experienced management team.

Large proved reserve base with significant exploitation opportunities

We have a large net proved reserves base of approximately 2.66 billion BOE as of December 31, 2009.  As of such date, approximately 51.7% of our net proved reserves were classified as net proved undeveloped.  Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating area with demonstrated exploration potential

In 2009, we and our foreign partners have together drilled a total of 89 exploration wells in China’s sizable offshore exploration area, including 49 wildcat wells with a success rate of approximately 34.7%.  For the year ended December 31, 2009, we and our foreign partners made 15 discoveries and two discovery, respectively, offshore China.

Successful independent exploration and development record

In 2009, we achieved a success rate of approximately 36.6% on our 41 offshore China independent wildcat wells.  As of December 31, 2009, independent properties accounted for 63.3% of our total net proved reserves.  In 2009, we independently completed nine of our development projects in offshore China.

Competitive cost structure

For the year ended December 31, 2009, our total offshore China lifting costs, also known as production costs, were US$10.07 per BOE.  Lifting costs consist of operating expenses and production taxes.  We have minimized our offshore China lifting costs through various measures, including more efficient use of existing offshore facilities and adoption of new technologies in our operations.  We believe that such a cost structure allows us to compete effectively even when crude oil prices are low.

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

Business Strategy

We intend to continue expanding our oil and gas exploration and production activities and, where appropriate, to continue making strategic investments in natural gas businesses.  The principal components of our strategy are as follows:

•	focus on reserve and production growth;

•	develop natural gas business; and

•	maintain prudent financial policy.

Focus on reserve and production growth

As an upstream company specialized in the exploration, development and production of oil and natural gas, we consider reserves and production growth as top priority. We plan to increase our reserves through drill bits and opportunistic acquisitions. We plan to concentrate our independent exploration efforts on existing operating areas, especially in our major areas offshore China. While maintaining and increasing our independent exploration efforts, we also plan to continue to enter into PSCs with foreign partners to lower capital requirements and exploration risks.

We plan to increase production primarily through the development of our net proved undeveloped reserves. As of December 31, 2009, approximately 51.7% of our proved reserves were classified as net proved undeveloped, which gives us the opportunity to achieve substantial production growth even without additional reserve discoveries, assuming that we will be able to develop these reserves more quickly than we deplete our currently producing reserves.

Develop natural gas business

We plan to capitalize on the growth potential of the PRC natural gas market. We plan to continue to explore and develop natural gas fields. To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with parties possessing the relevant experience and expertise.

Maintain prudent financial policy

We will continue to maintain our prudent financial policy, so as to preserve our low cost structure and operational efficiency. We plan to:

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

Our reserve data for 2009 was prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting” , which became effective for accounting periods ended on or after December 31, 2009.  The comparative information for 2007 and 2008 are not restated.

	Year ended December 31,
	2007	2008	2009
Net Production:
Oil (daily average bbls/day)	371,827	422,068	509,696
Gas (daily average mmcf/day)	559.6	621.1	653.5
Oil equivalent (BOE/day)	469,407	530,728	623,896

Net Proved Reserves (end of period):
Oil (mmbbls)	1,564.1	1,578.2	1,667.8
Gas (bcf)	6,222.8	5,623.3	5,944.0
Total (million BOE)	2,601.2	2,515.4	2,658.4
Proved developed reserves (million BOE)	1,058.8	1,009.1	1,283.6
Annual reserve replacement ratio(1)	142%	60%	163％
Estimated reserves life (years)	15.2	13.0	11.7
Standardized measure of discounted future net cash flow (million Rmb)	313,926	111,277	226,663

_____________
(1) For information on the calculation of this ratio, see “Terms and Conventions—Glossary of Technical Terms—reserve replacement ratio.”  For more information regarding our reserve replacement, see “Item 4—Information on the Company—Business Overview—Exploration, Development and Production.”

At our request, Ryder Scott Company, an independent petroleum engineering consulting company, carried out an independent evaluation of the reserves of all our properties as of December 31, 2007, 2008 and 2009, except for reserves of the blocks in Trinidad and Tobago in 2009, which were evaluated by Gaffney, Cline & Associates, another independent petroleum engineering consulting company. For further information regarding our reserves, see “Item 3—Key Information—Risk Factors—The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing, production and oil and gas price changes” and “Item 4—Information on the Company—Business Overview—Exploration, Development and Production.”

Summary of Oil and Gas Reserves

The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as of the dates indicated.

	Net proved reserves at December 31,		Net proved reserves at December 31, 2009
	2007	2008	Oil	Natural Gas	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmboe)*

Developed
Offshore China	880.8	850.9	761.2	1,516.1	1,013.9
Bohai Bay	479.9	452.8	505.1	330.6	560.2
Western South China Sea	274.0	258.6	136.4	1,029.1	307.9
Eastern South China Sea	124.1	137.8	119.7	145.2	143.9
East China Sea	2.8	1.7	0.11	11.3	2.0
Overseas
Asia	82.3	97.2	50.7	486.4	131.8
Oceania	88.6	60.9	12.0	243.3	52.6
Africa	—	—	75.7	—	75.7
North America	—	—	2.0	46.0	9.7
Total Developed	1,051.8	1,009.1	901.6	2,291.8	1,283.6

Undeveloped
Offshore China	1,261.5	1,251.3	734.3	2,650.4	1,176.1
Bohai Bay	598.3	612.3	523.1	454.9	598.9
Western South China Sea	358.2	355.8	122.5	1,169.4	317.4
Eastern South China Sea	232.3	210.1	71.3	698.4	187.7
East China Sea	72.7	73.1	17.4	327.7	72.0
Overseas
Asia	141.1	100.9	3.1	596.1	102.4
Oceania	67.0	65.0	14.4	405.6	82.0
Africa	72.5	89.1	14.3	—	14.3
North America	—	—	—	—	—
Total Undeveloped	1,542.1	1,506.3	766.1	3,652.2	1,374.8

TOTAL PROVED	2,593.9	2,515.4	1,667.8	5,944.0	2,658.4
_____________
* In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude Oil Reserves
(mmbbls)

	As of December 31,		As of December 31, 2009
	2007	2008	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	594.0	603.6	298.5	376.6	675.1
Western South China Sea	189.6	227.9	115.1	120.2	235.3
Eastern South China Sea	124.1	104.6	64.8	36.0	100.8
East China Sea	20.5	17.8	0.1	17.4	17.5
Subtotal	928.2	953.9	478.5	550.2	1,028.7
PSCs
Bohai Bay	357.3	330.0	206.5	146.5	353.0
Western South China Sea	19.3	17.8	21.3	2.3	23.6
Eastern South China Sea	102.4	97.8	54.8	35.3	90.1
East China Sea	—	—	—	—	—
Subtotal	479.0	445.6	282.6	184.1	466.7
Combined
Bohai Bay	951.3	933.6	505.1	523.1	1,028.2
Western South China Sea	208.9	245.8	136.4	122.5	258.9
Eastern South China Sea	226.6	202.4	119.6	71.3	190.9
East China Sea	20.5	17.8	0.1	17.4	17.5
Subtotal	1,407.3	1,399.5	761.2	734.3	1,495.5
Overseas
Asia	55.2	64.8	50.7	3.1	53.8
Oceania	29.1	24.8	12.0	14.4	26.4
Africa	72.5	89.1	75.7	14.3	90.0
North America	—	—	2.0	—	2.0
Subtotal	156.7	178.7	140.4	31.8	172.2
Total	1,564.1	1,578.2	901.6	766.1	1,667.8

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2009
	2007	2008	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	761.5	789.2	330.5	454.9	785.4
Western South China Sea	2,210.5	1,957.4	812.0	1,141.4	1,953.4
Eastern South China Sea	754.7	848.8	140.2	698.4	838.6
East China Sea	373.8	342.2	11.3	327.7	339.0
Total	4,100.5	3,937.6	1,294.0	2,622.4	3,916.4
PSCs
Bohai Bay	—	—	—	—	—
Western South China Sea	328.7	254.3	217.1	28.1	245.2
Eastern South China Sea	24.7	24.5	5.0	—	5.0
East China Sea	—	—	—	—	—
Total	353.4	278.8	222.1	28.1	250.2
Combined
Bohai Bay	761.5	789.2	330.5	454.9	785.4
Western South China Sea	2,539.1	2,211.6	1,029.1	1,169.5	2,198.6
Eastern South China Sea	779.4	873.3	145.2	698.4	843.6
East China Sea	373.8	342.2	11.3	327.6	338.9
Total	4,453.8	4,216.4	1,516.1	2,650.4	4,166.5
Overseas
Asia	1,009.3	799.8	486.4	596.1	1,082.5
Oceania	759.6	607.1	243.3	405.6	648.9
North America	—	—	46.0	—	46.0
Total	1,768.9	1,406.9	775.7	1,001.7	1,777.4
Total	6,222.8	5,623.3	2,291.8	3,652.2	5,944.0

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2009
	2007	2008	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	720.9	735.1	353.6	452.4	806.0
Western South China Sea	558.0	554.2	250.4	310.4	560.8
Eastern South China Sea	249.9	246.1	88.2	152.4	240.6
East China Sea	82.8	74.8	2.0	72.0	74.0
Total	1,611.6	1,610.2	694.2	987.2	1,681.4
PSCs
Bohai Bay	357.3	330.0	206.5	146.5	353.0
Western South China Sea	74.1	60.2	57.5	7.0	64.5
Eastern South China Sea	106.5	101.8	55.7	35.3	91.0
East China Sea	—	—	—	—	—
Total	537.9	492.0	319.7	188.8	508.5
Combined
Bohai Bay	1,078.2	1,065.1	560.1	598.9	1,159.1
Western South China Sea	632.1	614.4	307.9	317.4	625.3
Eastern South China Sea	356.5	347.9	143.8	187.7	331.5
East China Sea	82.8	74.8	2.0	72.0	74.0
Total	2,149.6	2,102.2	1,013.9	1,176.1	2,190.0
Overseas
Asia	223.5	198.1	131.8	102.4	234.2
Oceania	155.6	125.9	52.6	82.0	134.6
Africa	72.5	89.1	75.7	14.3	90.0
North America	—	—	9.7	—	9.7
Total	451.6	413.2	269.8	198.7	468.5
Total	2,601.2	2,515.4	1,283.6	1,374.8	2,658.4

Qualifications of Reserves Technical Oversight Group and Internal Controls over Proved Reserves

Since 2001, we have engaged independent third party consulting firms to perform annual estimates for our proved oil and gas reserves. 99.6% and 0.4% of our proved reserves as of the end of 2009 were prepared by Ryder Scott Company, or RSC, and Gaffney, Cline & Associates, or GCA, respectively.

Year	2007	2008	2009
Proved reserves (in million BOE)	2,593.93	2,515.39	2,658.43
RSC’s share of estimates (%)	100%	100%	99.6%
GCA’s share of estimates (%)	0%	0%	0.4%

The reserves data that we disclosed were prepared by independent third parties whose reserves estimates were all based on the definitions and disclosure guidelines contained in the SEC Title 17: “Code of Federal Regulations–Modernization of Oil and Gas Reporting–Final Rule” in the Federal Register (SEC regulations) that was released on January 14, 2009 and related accounting standards.

Although we engage third parties to prepare our annual reserves estimates, we also strengthen the supervision over our organization and business procedures to ensure both the quality of our proved reserves and the management of our reserves.

In order to improve the oversight of our reserves, we established the Reserves Management Group, or RMG, which is led by one of our Executive Vice Presidents and includes such key members as the general managers and the chief supervisors of the relevant departments.

The RMG’s main responsibilities includes:

•	review our reserves policies;

•	review our proved reserves and other categories of reserves; and

•	engage our reserves estimators and auditors.

The RMG follows certain procedures to appoint our reserves estimator and reserves auditor, who are required to have an undergraduate degree and five years and ten years, respectively, or more of experience related to reserves estimation.

The reserves estimators and auditors are members of China Petroleum Society, or CPS, and are required to take the professional trainings and examinations provided by CPS and us.

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserves Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing reserves. It reports to the RMG periodically and is independent from other operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 37 years of oil and gas industry experience, including the past 20 years in charge of our reserves management.

We follow the relevant SEC guidance and definitions in performing quarterly reserves estimates. We gather certain latest data on exploration, development, production and engineering costs, among others, and compare the quarterly reserves estimates with third parties’ estimates in the previous year. Although our quarterly estimates are compared with third parties’ annual estimates, our annual reserves estimates are based on third parties’ estimates.

Besides engaging third parties to perform our annual reserves estimates and disclosing our estimates, our rigorous internal control system also independently monitors the entire reserves estimation procedure and certain key metrics in order to ensure that our the process and results of reserves estimates fully comply with the relevant SEC rules.

Proved Undeveloped Reserves

As of December 31, 2009, we had proved undeveloped reserves of 1,375 million BOE, including 766 million barrels of crude oil and 3,652 bcf of natural gas, as compared to proved undeveloped reserves of 1,506 million BOE as of December 31, 2008.

As of December 31, 2009, 1,176 million BOE, or 86%, of our total proved undeveloped reserves, including 734 million barrels of crude oil and 2,650 bcf of natural gas, were located in offshore China, including 599 million BOE in Bohai Bay, 317 million BOE in Western South China Sea, 188 million BOE in Eastern South China Sea and 72 million BOE in East China Sea.

As of December 31, 2009, 199 million BOE, or 14%, of our total proved undeveloped reserves, including 32 million barrels of crude oil and 1,002 bcf of natural gas, were located in overseas, mainly including 102 million BOE in Indonesia, 82 million BOE in Australia and 14 million BOE in Nigeria.

In 2009, we converted 333 million BOE, or 22%, of our total proved undeveloped reserves as of December 31, 2008 into proved developed reserves.

In 2009, we spent US$2.44 billion on developing proved undeveloped reserves, US$2.26 billion, or 93%, of which were spent on over ten major development projects in Bohai Bay, Western South China Sea and Eastern South China Sea in offshore China, the Tangguh LNG Project in Indonesia, and the AKPO oilfield in Nigeria. We spent the remaining 7% on our domestic infill drilling programs in Bohai Bay and Eastern South China Sea.

As of December 31, 2009, 125 million BOE of our proved undeveloped reserves were first booked before 2005. These proved undeveloped reserves were mainly located in East China Sea, Eastern South China Sea and Western South China Sea, including (i) 72 million BOE in East China Sea, more than half of which is planned to be developed together with certain new discoveries; (ii) 31 million BOE in Eastern South China Sea, involving Panyu 34-1 oilfield that is associated with Panyu 30-1 oilfield located in the same area, which has commenced production; and (iii) 22 million BOE in Western South China Sea, involving Yacheng 13-4 gasfield that is associated with Yacheng 13-1 gasfield located in the same area, which has been supplying gas to Hong Kong for several years. The Yacheng 13-4 gasfield is expected to be developed this year and commence production in 2012.

Exploration, Development and Production

Summary

In offshore China, the Company engages in oil and natural gas exploration, development and production activities in Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea either independently or through production sharing contracts with foreign partners. In recent years, it has been adding reserves and production mainly through independent exploration and development. As of the end of 2009, approximately 63.3% of the Company’s net proved reserves were independent and approximately 51.9% of its production came from independent projects.  China National Offshore Oil Corporation (“CNOOC”), the controlling shareholder of the Company, has the exclusive right to explore and develop oil and natural gas in offshore China with foreign partners through production sharing contracts. As of the end of 2009, 33 production sharing contracts with 27 partners were in force.

In overseas, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria and some other countries. As of 31 December 2009, the Company’s overseas net proved reserves and net production accounted for approximately 17.6% and 17.4% of its total net proved reserves and total net production, respectively.

Exploration

In 2009, the Company continued to carry out exploration activities focusing on: exploration for crude oil in core areas, natural gas exploration and deep water exploration. With the achievement of a number of exploration breakthroughs, the exploration results were remarkable.

In 2009, in offshore China, the Company’s independent explorations resulted in 15 new discoveries and 11 successful appraisals, while its PSC exploration efforts resulted in two new discoveries and one successful appraisal. In overseas, the Company made two discoveries and one successful appraisal.

The Company’s main exploration achievements in 2009 include: multiple discoveries made in Shijiutuo Uplift area, which has become a new area for reserves additions; the discovery of Jinzhou 20-2 North oilfield, representing another breakthrough at Liaodong Bay; the successful expansion of the Yellow River Mouth trough, increasing the size of its reserves; the successful expansion in progressive exploration at Weixi'nan; various breakthroughs in deepwater exploration, including a new gas discovery of Liuhua 34-2 and the successful appraisal of Liwan 3-1 gas field. Furthermore, Kenli 10-1 structure was appraised with remarkable progress, and numerous small oilfields were discovered around Wenchang oilfields, helping to advance the overall development.

The following table sets out our major exploration activities in 2009:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC		Independent	PSC	Independent	PSC	2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal					Independent	PSC	Independent	PSC
Offshore China
Bohai Bay	19	20	2	-	8	-	6	-	-	-	5,476	-
Eastern South China Sea	6	4	5	4	2	2	2	1	12,236	-	1,575	946
Western South China Sea	15	12	1	-	4	-	3	-	8,873	173	1,783	-
East China Sea	1	-	-	-	1	-	-	-	8,803	-	-	1,854
Subtotal	41	36	8	4	15	2	11	1	29,912	173	8,834	2,800
Overseas
Subtotal	-	-	13	1	-	2	-	1	-	4,065	-	730
Total	41	36	21	5	15	4	11	2	29,912	4,238	8,834	3,530

Development and Production

In 2009, the Company overcame multiple difficulties in development and production and, despite the significant operating challenges, succeeded in attaining the targets set forth at the beginning of the year and achieved remarkable results.

The Company had more than 20 projects underway in 2009, facing with a heavy workload for engineering construction and completion of well-drilling. Despite such heavy workload and tight resources, the Company completed its oilfield development and drilling activities with high quality, enabling the production commencement of most new oil and gas fields to be on schedule and three new projects to commence production ahead of schedule.

Due to those factors beyond control such as extreme weather, the Company’s offshore operations were seriously affected. In 2009, the Company suffered production shutdown at Huizhou oilfields and Bozhong 25-1 oilfield due to typhoons and strong winds, respectively. Thanks to the Company’s robust emergency response system, its well-trained staff and the management’s correct response, the extreme weather conditions did not cause any casualties or environmental pollution, demonstrating the Company’s capability in handling emergencies.

Despite various difficulties, the Company managed to accomplish its annual production targets through innovative operations and management. In 2009, its net oil and gas production was 227.7 million BOE, representing a growth of 17.2% over the previous year.

Several factors helped the Company to overcome difficulties and meet its annual production targets. First, streamlined management enabled the production time efficiency of most oilfields to reach as high as 96% to 97%. Secondly, a slower decrease in composite decline rate of producing oilfields was achieved by enhanced water flooding efficiency and successful infill drilling, resulting in production growth. Thirdly, a steady ramp-up was achieved in oil and gas fields commencing production in the last two years. Fourthly, certain oilfields commenced production ahead of schedule.

Principal Oil and Gas Regions Offshore China

Bohai Bay

Bohai Bay is the most important oil and gas production area for the Company. As at the end of 2009, approximately 43.6% of the reserves and 42.8% of the production of the Company were located in Bohai Bay. The operation area in Bohai Bay is mainly shallow waters with a depth of 10 to 30 meters.

Rich in oil and gas resources, Bohai Bay has been the Company’s main area for exploration and development. In recent years, the Company has made a number of commercial discoveries there. It is expected to remain the primary area for the Company’s exploration and development in the future. In 2009, the Company made eight successful discoveries in Bohai Bay, namely Qinhuangdao 35-4, Qinhuangdao 36-3, Qinhuangdao 29-2, Bozhong 2-1, Bozhong 29-1, Jinzhou 20-2 North, Suizhong 36-1 South and Qikou 17-3 (rolling exploration). Six wells were successfully appraised, including Qinhuangdao 35-4, Qinhuangdao 29-2, Qinhuangdao 36-3, Jinzhou 20-2 North, Kenli 10-1 and Bozhong 35-2.

In 2009, the Company made four new discoveries and one successful appraisal in Shijiutuo Uplift area, which has become a new area for reserves additions in Bohai Bay. In particular, the recently discovered Qinhuangdao 29-2 was a breakthrough in the Company’s Qinnan trough exploration in the area. At Bozhong Sag, the Company made two new discoveries, namely Bozhong 2-1 and Qinhuangdao 36-3. In addition, the appraisal of the Qinhuangdao 35-4 structure was highly successful and the scale of its reserve was expanded, helping to advance the exploration and development in this area.

Liaodong Bay is another important area for the Company’s oil exploration. Following the discovery of the light oilfield Jinzhou 25-1 in 2008, the Company made another breakthrough in Liaodong Bay exploration in 2009 through the discovery of Jinzhou 20-2 North, corroborating the Company’s estimation of the exploration potentials of this area.

As for Yellow River Mouth trough, the Company made a new discovery of Bozhong 29-1 in this area through progressive exploration. Moreover, Bozhong 35-2 was appraised as carrying more than midscale reserve. The successful exploration further increased the scale of reserve in this area.

Furthermore, the appraisal of Kenli 10-1 was remarkable. The Company expects to build it into another sizable oilfield in Bohai Bay.

In 2009, a number of new projects in Bohai Bay were brought into production, accelerating the Company’s production growth. These included the commencement of production of Bozhong 28-2 South, Luda 27-2, Qinhuangdao 33-1, Bozhong 13-1 and Bozhong 34-1 North. Jinzhou 25-1 South and Caofeidian 18-2, which were planned to commence production in 2010, commenced production ahead of schedule due to effective project management.

Because of our streamlined management, the decline rates of existing oilfields in Bohai Bay have been slowed over time. Meanwhile, the infill drilling was also very successful, resulting in the production either reaching or exceeding the expectation.

The commencement of new projects, together with the solid performance of producing oilfields, was instrumental in offsetting the production loss of Bozhong 25-1, which was forced to shut down due to strong winds, and contributed to the production growth of the Company.

Western South China Sea

Western South China Sea is the most important natural gas production area for the Company. Typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. The crude oil produced is of high-quality with light and medium gravity.

In 2009, the Company made four new discoveries in this area, namely Wushi 1-4, Weizhou 12-2, Dongfang 1-1 Middle Stratum and Wenchang 8-3 East. Among those discoveries, Wushi 1-4 and Weizhou 12-2 were achieved with the Company’s progressive exploration in the Weixi'nan area. Wenchang 8-3 East is located near the Wenchang oilfields and is expected to be able to be developed economically. In addition, three successful appraisals were achieved, namely Wushi 1-4, Weizhou 12-2 and Wenchang 8-3 East.

In 2009, one of the Company’s main natural gas projects in offshore China, Ledong 22-1/15-1, commenced production, supporting the Company’s rapid growth in natural gas production.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. The typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity.

In 2009, the Company’s independent exploration made two new discoveries in this area: Huizhou 25-8 and Panyu 10-4. The discovery of Huizhou 25-8 demonstrated the exploration potential of this area and helped to advance the development of several small oil and gas structures in the area. In addition, Panyu 35-1 and Panyu 35-2 gas fields were successfully appraised.

In 2009, the Company’s partner made breakthroughs in deepwater exploration in this area. The natural gas field Liuhua 34-2 was discovered, and Liwan 3-1 gas field was successfully appraised. Such discovery and successful appraisal have demonstrated again the significant exploration potential of deep water areas in South China Sea. The Company’s partner also made one discovery in this area, namely Lufeng 7-1.

The development and production of this area were affected by typhoons. Several typhoons, in particular Typhoon Koppu, caused production shutdown for the Huizhou oilfields and had considerable adverse impacts on production. Despite such unfavorable conditions, the Company offset such production loss by improving the workover plan of Xijiang and Panyu oilfields that reduced their downtime. The commencement of production of Panyu 30-1 gas field contributed to the Company’s production growth in natural gas.

East China Sea

East China Sea is the least explored area of the four principal producing areas of the Company. Typical water depth of the Company’s operation area in this region is approximately 90 meters, and the crude oil produced is mainly of light gravity.

The Company made progress in East China Sea exploration in 2009 with the discovery of new oil and gas structure.

Overseas

Asia

Asia is one of the Company’s main overseas oil and gas producing regions. The Company holds assets mainly in Indonesia and Myanmar.

Indonesia

In Indonesia, the Company mainly owns interests in the following production sharing contracts: the South East Sumatra Production Sharing Contract, the Offshore North West Java Production Sharing Contract, the West Madura Production Sharing Contract and the Poleng Technical Assistance Contract. Among these, the Company is the operator of the South East Sumatra block and owns approximately 65.54% of its interests.

The Company also owns approximately 13.90% of the interests in the Tangguh LNG Project in Indonesia. Located in West Papua and comprising three blocks of Berau, Muturi and Wiriagar, this project commenced production in 2009. As the Company's second overseas LNG project which commenced production after the North West Shelf Project in Australia, it provides strong support to the growth in the Company’s overseas production of natural gas.

In addition, the Company owns partial interests in the Malacca Strait, South East Palung Aru and Batanghari Production Sharing Contracts.

In 2009, to cope with the fact that most producing oil and gas producing fields in Indonesia are mature, the Company adopted various measures to maintain and increase production, such as water flooding and infill drilling, in order to keep the decline rates of these mature oilfields at low levels.

Other Asian Regions

The Company owns interests in several blocks in Myanmar, Cambodia and Qatar.  Currently, these blocks are still under exploration.

Oceania

Currently, the Company’s oil and gas resources in Oceania are all located in Australia.

Australia

The Company owns 5.3% of the interests in Australia’s North West Shelf Project. The project has commenced production and currently supplies gas to such customers as the Dapeng LNG Terminal in Guangdong, China.

In addition, the Company owns interests in one exploration block in Australia.

Africa

Africa is one of the areas with large reserve base. The Company’s assets in Africa are primarily located in Nigeria.

Nigeria

The Company owns 45% interest in the OML 130 block in Nigeria. The OML 130 Project is a deepwater project and includes four oilfields, namely AKPO, EGINA, South EGINA and PREOWEI. AKPO commenced production in March 2009. As at the end of 2009, the AKPO oilfield had completed drilling of 24 wells. Since its commencement of production, this oilfield had been steadily increasing its production and became the main driver for the Company’s overseas production growth in 2009.

Other Areas in Africa

Besides Nigeria, the Company also owns interests in several blocks in Kenya, Equatorial Guinea, the Republic of Congo and Liberia. These blocks are currently under exploration.

North America

The Company holds interests in oil and gas blocks in Trinidad and Tobago and the Gulf of Mexico in North America.

Trinidad and Tobago

In 2009, the Company, through a joint-venture company, acquired a 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago. The 2C block has commenced producing crude oil since 2005 and is expected to begin producing natural gas in 2011.

In 2009, the 2C block contributed to the Company’s production.

Other Areas in North America

Besides Trinidad and Tobago, the Company also owns interests in several blocks in the Gulf of Mexico.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales prices and average lifting cost in the years of 2007, 2008 and 2009.

	Net Production			Average Sales Price		Average Lifting Cost
	Total	Oil	Gas	Oil	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/Mmcf)	(US$/boe)
2009
Offshore China
Bohai Bay	267,079	253,884	79.2	—	—	—
Western South China Sea	120,745	72,605	275.4	—	—	—
Eastern South China Sea	126,765	118,395	50.2	—	—	—
East China Sea	1,057	63	6.0	—	—	—
Subtotal	515,646	444,947	410.8	59.88	4,440	10.07
Overseas
Asia	45,555	22,163	140.3	55.57	3,350	17.10
Oceania	26,337	6,228	102.4	59.69	3,184	6.94
Africa	35,591	35,591	—	69.77	—	8.72
North America	767	767	—	69.45	—	13.66
Subtotal	108,250	64,749	242.7	65.60	3,280	11.85
Total	623,896	509,696	653.5	60.61	4,009	10.38

2008
Offshore China
Bohai Bay	230,896	218,478	74.5	—	—	—
Western South China Sea	106,764	56,761	284.7	—	—	—
Eastern South China Sea	127,490	122,813	28.1	—	—	—
East China Sea	1,225	85	6.8	—	—	—
Subtotal	466,375	398,137	394.1	89.16	4,206	10.37
Overseas
Asia	42,632	19,262	140.2	93.74	3,199	17.81
Oceania	21,721	4,669	86.8	90.64	3,168	7.86
Subtotal	64,353	23,931	227.0	93.13	3,187	14.71
Total	530,728	422,068	621.1	89.39	3,833	11.23

2007
Offshore China
Bohai Bay	218,447	206,748	70.2	—	—	—
Western South China Sea	75,573	34,163	237.3	—	—	—
Eastern South China Sea	108,279	103,715	27.4	—	—	—
East China Sea	5,462	1,467	24.0	—	—	—
Subtotal	407,761	346,093	358.9	65.73	3,442	8.60
Overseas
Asia	40,687	20,756	119.6	72.48	2,962	17.69
Oceania	20,959	4,979	81.1	76.90	3,180	6.76
Subtotal	61,646	25,735	200.7	73.33	3,050	13.98
Total	469,407	371,827	559.6	66.26	3,297	9.31

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2007, 2008 and 2009.

	Net Exploratory Wells Drilled			Net Development Wells Drilled

	Total	Successful	Dry	Total	Successful	Dry
2009
Independent
Offshore China
Bohai Bay	39	25	14	162	162	—
Western South China Sea	27	8	19	17	17	—
Eastern South China Sea	10	4	6	11	11	—
East China Sea	1	1	—	—	—	—
Subtotal	77	38	39	190	190	—
PSCs
Bohai Bay	—	—	—	67.9	67.9	—
Western South China Sea	—	—	—	1.2	1.2	—
Eastern South China Sea	—	—	—	6.7	6.7	—
East China Sea	—	—	—	0.3	0.3	—
Subtotal	—	—	—	76.1	76.1	—
Overseas
Asia	8.5	1.3	7.2	11.9	11.9	—
Oceania	3.0	—	3.0	—	—	—
Africa	—	—	—	6.3	6.3	—
North America	—	—	—	—	—	—
Subtotal	11.5	1.3	10.2	18.2	18.2	—
2008
Independent
Offshore China
Bohai Bay	37	22	15	49	49	—
Western South China Sea	27	14	3	13	13	—
Eastern South China Sea	10	3	7	15	15	—
East China Sea	—	—	—	—	—	—
Subtotal	74	39	25	77	77	—
PSCs
Bohai Bay	—	—	—	27.2	27.2	—
Western South China Sea	—	—	—	—	—	—
Eastern South China Sea	—	—	—	1.5	1.5	—
East China Sea	—	—	—	—	—	—
Subtotal	—	—	—	28.7	28.7	—
Overseas
Asia	6.0	1.1	4.9	4.9	4.9	—
Oceania	—	—	—	—	—	—
Africa	—	—	—	4.0	4.0	—
North America	—	—	—	—	—	—
Subtotal	6.0	1.1	4.9	8.9	8.9	—
2007
Independent
Offshore China
Bohai Bay	36	18	18	46	45	1
Western South China Sea	14	10	4	42	41	1
Eastern South China Sea	8	3	5	—	—	—
East China Sea	—	—	—	—	—	—
Subtotal	58	31	27	88	86	2
PSCs
Bohai Bay	2	2	—	29.5	29.5	—
Western South China Sea	—	—	—	—	—	—
Eastern South China Sea	—	—	—	1.0	1.0	—
East China Sea	—	—	—	0.3	0.3	—
Subtotal	2	2	—	30.8	30.8	—
Overseas
Asia	4.4	0.5	3.9	3.3	3.3	—
Oceania	—	—	—	—	—	—
Africa	—	—	—	0.9	0.9	—
North America	—	—	—	—	—	—
Subtotal	4.4	0.5	3.9	4.2	4.2	—

Present Activities

The following tables set forth our present activities as of December 31, 2009.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai Bay	152.0	146.8	213.0	188.0
Western South China Sea	18.0	17.0	17.0	17.0
Eastern South China Sea	14.0	11.1	—	—
East China Sea	—	—	—	—
Subtotal	184.0	174.9	230.0	205.0
Overseas
Asia	1.0	0.7	55.0	36.0
Oceania	—	—	—	—
Africa	—	—	18.0	8.0
North America	—	—	—	—
Subtotal	1.0	0.7	73.0	44.0

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2009.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Crude Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai Bay	1,112.0	945.1	29.0	29.0	2,006	1,784	42,271	36,694
Western South China Sea	159.0	146.2	54.0	48.6	1,663	1,513	37,844	37,819
Eastern South China Sea	245.0	157.1	10.0	6.6	3,541	2,235	28,532	28,353
East China Sea	12.0	3.6	18.0	6.6	322	161	1,938	969
Subtotal	1,528.0	1,252.0	111.0	90.8	7,532	5,693	110,585	103,835
Overseas
Asia	1,477.0	679.6	145.0	53.0	28,591	10,903	304	42
Oceania	34.0	1.8	—	—	3,950	209	4,200	4,200
Africa	13.0	5.9	—	—	1,295	583	58,860	37,876
North America	19.0	2.4	—	—	135	17	408	53
Subtotal	1,543.0	689.7	145.0	53.0	33,971	11,712	63,772	42,171

Delivery Commitment

As of the end of 2009, we did not have any material delivery commitment.

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2007		2008		2009
	Rmb in thousands	%	Rmb in thousands	%	Rmb in thousands	%
Independent operations	34,586,214	38.1	54,682,326	43.4	44,656,654	42.5
PSCs	45,815,712	50.5	56,019,745	44.5	48,598,484	46.2
Trading businesses	17,397,338	19.2	22,966,752	18.2	20,751,961	19.7
Unallocated and elimination	(7,075,433)	(7.8)	(7,691,441)	(6.1)	(8,812,022)	(8.4)
Total operating revenues	90,723,831	100.0	125,977,382	100.0	105,195,077	100.0

We are mainly engaged in the exploration, development and production of crude oil and natural gas primarily offshore China.  For the year ended December 31, 2009, approximately 76.2% of our total revenue was sourced in the PRC.  Our overseas activities are mainly conducted in Indonesia, Australia and Nigeria.

Sales and Marketing

Sales of Crude Oil

The Company sells its crude oil produced offshore China to the PRC market through CNOOC China Limited, its wholly owned PRC subsidiary. The Company sells its crude oil produced overseas to the international and the domestic markets through China Offshore Oil (Singapore) International Pte Ltd, also its wholly owned subsidiary.

The Company’s sale prices are mainly determined based on the prices of international benchmark crude oil of similar quality, with certain premium or discounts due to the supply and demand. Although prices are quoted in U.S. dollars, customers in China pay Renminbi. The Company currently sells three types of crude oil in China, namely light crude, medium crude and heavy crude. Refineries and chemical factories of CNOOC, Sinopec and PetroChina are the Company’s major customers in China.

The table below sets forth the sales and marketing volumes in offshore China for each of these types of crude oil for the periods indicated.

	Year ended December 31,
	2007	2008	2009
Sales and Marketing Volumes (benchmark) (mmbbls)(1)
Light Crude (APPI(2) Tapis(3))	17.6	19.4	12.6
Medium Grade (Daqing OSP(4))	74.4	81.1	94.9
Heavy Crude (ICP Duri(5))	89.4	94.3	109.3
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

Affected by the recent global financial crisis, international oil prices remained subdued in the first half of 2009, causing a significant decrease in the Company’s realized oil prices. In the second half of 2009, as major economies showed signs of recovery and the Chinese economy particularly maintained a steady rapid growth, the international oil prices gradually rebounded.

To cope with the sharp volatility of international oil prices, the Company strengthened its sales management and effectively reduced the sales risks. Capitalizing on the robust demand for crude oil in the domestic market and the higher Far East Oil Benchmark, the Company effectively managed the sales of its crude oil. In 2009, the Company achieved an average realized oil price of US$60.61 per barrel, representing a 32.2% decrease over the previous year.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2007	2008	2009
Average Realized Prices
Crude Oil (US$/bbl)	66.26	89.39	60.61
Natural Gas (US$/mcf)	3.30	3.83	4.01

West Texas Intermediate (US$/bbl)	72.23	100.10	61.99

The international benchmark crude oil price, West Texas Intermediate, was US$79.36 per barrel as of December 31, 2009 and US$83.76 per barrel as of March 31, 2010.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2007	2008	2009
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	78,468	91,040	80,198
Revenues sourced outside the PRC	12,256	34,937	24,997
Total revenues	90,724	125,977	105,195
% of revenues sourced outside the PRC	13.5%	27.7%	23.8%

Sales of Natural Gas

Currently, the Company’s natural gas sales prices are determined by the negotiations between the Company and its customers. Generally, the natural gas sales agreements are long-term contracts. The Company’s major natural gas customers are mainly located in Guangdong, Hainan, Shandong and Hong Kong, including Castle Peak Power Company Limited, CNOOC Kingboard Chemical Limited and China BlueChemical Ltd.

In 2009, based on the condition of the domestic gas market, the Company raised its gas sales prices for certain customers through negotiations, and our average realized gas price gradually increased to US$4.01 per thousand cubic feet, representing a 4.7% increase over the previous year.

Procurement of Services

We usually outsource work in connection with the acquisition and processing of seismic data, well drilling services, well logging and perforating services and well control and completion service to independent third parties, or CNOOC and its affiliates.

In addition, we build single point mooring, or SPM, or employ, on a contract basis, independent third parties for SPM services. Besides building floating production storage and offloading, or FPSO, with our partners, we employ independent third parties or CNOOC and/or its affiliates for FPSO services and other services. We conduct a bidding process to determine who we employ to construct platforms, terminals and pipelines, to drill production wells and to install offshore production facilities.  Both independent third parties and CNOOC affiliates participate in the bidding process. We are closely involved in the design and management of services by contractors and exercise extensive control over their performance, including their costs, schedule, quality and health, safety, and environment, or HSE, measures.

Competition

Domestic Competition

The oil and gas industry is very competitive.  We compete in the PRC and in international markets for customers as well as capital to finance our exploration, development and production activities.  Our principal competitors in the PRC are PetroChina and Sinopec.

We price our crude oil on the basis of comparable crude oil prices in the international market.  The majority of our customers for crude oil are refineries affiliated with CNOOC, Sinopec and PetroChina to which we have been selling crude oil, from time to time.  Based on our dealings with these refineries, we believe that we have established a stable business relationship with them.

We are the dominant player in the oil and gas industry offshore China and, through CNOOC, are the only company permitted to engage in oil and gas exploration and production offshore China in cooperation with foreign parties.  We may face increasing competition in the future from other oil and gas companies in obtaining new PRC offshore oil and gas properties, or, as a result of changes in current PRC laws or regulations permitting an expansion of existing companies’ activities or new entrants into the industry.

As part of our business strategy, we intend to expand our natural gas business to meet rapidly increasing domestic demand.  Our competitors in the PRC natural gas market are PetroChina and Sinopec.

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

Fiscal regimes for PSC operations

Under our PSCs, production of crude oil and gas is allocated among us, the foreign partners and the PRC government according to a formula contained in the contracts.  Under this formula, a percentage of production under our PSCs is allocated to the PRC government as its share oil.  For more information about the allocation of production under the PSCs, see “Item 4—Information on the Company—Business Overview—Fiscal Regimes—Offshore China—Fiscal regimes for PSC operations—Production Sharing Formula.”

When exploration and production operations offshore China are conducted through a PSC, the operator of the oil or gas field must submit a detailed evaluation report and an overall development plan to a joint management committee established under the PSC upon the discovery of commercially viable oil reserves. The plan must be subsequently confirmed by CNOOC and approved by the PRC government before the parties to the PSC begin the commercial development of the oil and gas field.

Under PRC law, only a state-owned company, such as CNOOC, may negotiate a PSC. CNOOC assigned to us all of its rights and obligations under then-existing PSCs in 1999 and has undertaken to assign to us its future PSCs except for those relating to CNOOC’s administrative functions.

Bidding Process

CNOOC and foreign partners enter into new PSCs primarily through bidding organized by CNOOC and direct negotiation. During a typical bidding process, CNOOC determines which blocks are open for bidding and invites foreign enterprises to bid. Potential bidders are required to provide information, including minimum work commitments, exploration costs and percentages of share oil payable to the PRC government; and CNOOC evaluates each bid and negotiates a PSC with the successful bidder. CNOOC has agreed to allow us to participate in all negotiations for new PSCs.

Terms of PSCs

Term of Length. PSCs typically last for 30 years: (1) the exploration period is generally divided into three phases, with three years, two years and two years, respectively. During the exploration period, exploratory and appraisal work is conducted in order to discover petroleum and to enable the parties to determine the commercial viability of any petroleum discovery; (2) the development period begins when the relevant PRC regulatory authorities have approved the overall development plan and ends when the design, construction, installation, drilling and related research work for the realization of petroleum production as planned have been completed; and (3) the production period begins when commercial production commences and usually lasts for 15 years.

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

_____________
(1)
In this annual report and in our consolidated financial statements included elsewhere in this annual report, references to production tax on oil and gas produced offshore China are the value-added tax set out in our PSCs offshore China.

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
____________
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

Management and Operator. A party will be designated as an operator to undertake the execution of the PSC which includes preparing work programs and budgets, procuring equipment and materials relating to operations, establishing insurance programs, and issuing cash-call notices to the parties to the PSC to raise funds.

A joint management committee will be set up to perform supervisory functions. Each of us and the foreign partners has the right to appoint an equal number of representatives to form the joint management committee. We designate the chairman of the committee and the foreign partners as a group designate the vice chairman.  The joint management committee has the authority to make decisions on matters including reviewing and approving operational and budgetary plans, determining the commercial viability of each petroleum discovery, reviewing and adopting the overall development plan; and approving significant procurements and expenditures as well as insurance coverage.

After the foreign partner has fully recovered its exploration and development costs under PSCs in which the foreign partner is the operator, we have the exclusive right to take over the operation of the particular oil or gas field.  With the consent of the foreign partner, we may also take over the operation before the foreign partner has fully recovered its exploration and development costs.

Ownership of Data and Assets. All data, records, samples, vouchers and other original information obtained by foreign partners in the process of exploring, developing and producing offshore petroleum become the property of CNOOC as a state-owned oil company under PRC law.  Through CNOOC, we have unlimited and unrestricted access to such information.

We and our foreign partners have joint ownership in all of the assets purchased, installed or constructed under the PSCs until either the foreign partners have fully recovered their development costs, or upon the expiration of the PSCs. After that, CNOOC will assume ownership of all of the assets under the PSCs, and our foreign partners and we retain the exclusive right to use the assets during the production period.

Abandonment Costs. Any party to our PSCs shall pay its share of the abandonment cost when such party either abandons the production of an oil field or gas field during a production period or when the production period of the oil field or gas field expires.

Overseas

In addition to our PSCs in the PRC, we are subject to other fiscal regimes in the foreign countries and regions where we conduct operations, including Indonesia, Australia, Nigeria and certain other countries. See “Item 4—Information on the Company—Business Overview—Overseas.”

In countries including Indonesia, Nigeria and, Myanmar, we conduct our operations through PSCs.  For example, the OML130 block in Nigeria involves a production sharing arrangement.  We and the other partners to overseas PSCs are required to bear all exploration, development and operating costs according to our respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

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

As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, including the loss of wells, blowouts, pipeline leakage or other damage, certain costs of pollution control and physical damages on certain assets.  Our insurance coverage includes oil and gas field properties and construction insurance, marine hull insurance, protection and indemnity insurance, drilling equipment insurance, marine cargo insurance and third party and comprehensive general liability insurance.  The operators of the projects in which we participate overseas are required by local law to purchase insurance policies customarily taken out by international petroleum companies. As of December 31, 2009, we paid an annual insurance premium of approximately US$55.7 million and US$15 million for operational insurance and all risk construction insurance, respectively, to maintain our insurance coverage.  We believe that our level of insurance is adequate and customary for the PRC petroleum industry and international practices.  However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs.  See “Item 3—Key Information—Risk Factors— Extreme weather conditions may have a material and adverse impact on us  and could result in losses that are not covered by insurance.”

Research and Development

In 2009, the Company continued to focus its scientific and technology research on exploration and development. Certain research findings have been applied to daily operations and yielded positive results.

Major Projects

The Company has been strengthening its selection and planning of scientific research and technology development efforts. In some key areas such as offshore frontier exploration and technologies, enhancement of oil recovery, offshore marginal oilfields development, deepwater oilfield development, heavy oil development and overseas exploration and development, the Company established various special task forces working on major projects, with an aim to make the Company technologically prepared for a sustainable development in the mid-to-long term.

In addition, the Company has undertaken several China National Scientific Research Projects, such as that for “Key Technologies and Facilities for Deepwater Exploration and Development in South China Sea.” The research for these projects made smooth progress in 2009.

Critical Technological Research

In 2009, the Company’s operations benefited from a number of technological developments. Exploration activities guided by new theories and technologies facilitated the steady increase in the Company’s oil and gas reserve. The full implementation of enhanced oil recovery at Penglai 19-3 oilfield significantly improved production performance. A large-scale offshore infill drilling was adopted for the first time in offshore China at Suizhong 36-1 oilfield and produced an improved oil extraction rate and a decrease in production decline rate. Recovery technologies of polymers injection in Bohai Bay further improved our production performance.

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

In March 2006, the State Council issued the Decision to Impose a Special Oil Gain Levy and the Ministry of Finance promulgated the Management Rules on the Administration of Special Oil Gain Levy, effective March 26, 2006.  According to the rules, the Ministry of Finance imposes a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales by an oil exploration and production company of locally produced crude oil at a price which exceeds US$40 per barrel.  The special oil gain levy is collected on a quarterly basis.  For the years ended December 31, 2007, 2008 and 2009 we incurred approximately Rmb 6.8 billion, Rmb 16.2 billion and Rmb 6.4 billion (US$0.9 billion) in connection with the Special Oil Gain Levy.  As international oil prices, the exchange rate of Renminbi and our crude oil production fluctuate, we cannot ascertain the full impact of the Special Oil Gain Levy going forward.

In addition, the PRC government imposed an export tariff of 5% on crude oil in November 2006.

Policies Applicable to International Oil and Gas Companies Operating Offshore China

The PRC government encourages foreign participation in offshore oil and gas exploration and production. Currently, international oil and gas companies can only undertake offshore oil and gas exploration and production activities in China after they have entered into a PSC with CNOOC.

Environmental Regulation

Our operations are required to comply with various applicable environmental laws and regulations, including PRC laws and regulations administered by the national and local government environmental protection bureaus for our operations in China.  We are also subject to the environmental rules introduced by governments in whose jurisdictions our logistical support facilities are located.

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

The PRC environmental laws require offshore petroleum developers to pay abandonment costs.  Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2007, 2008 and 2009 of approximately Rmb 6,737.3 million, Rmb 8,340.0 million and Rmb 11,281.1 million (US$ 1,652.7 million), respectively.

According to the interpretation made by the Legal Affairs Office of the State Council, investors of the offshore oil and gas fields shall take responsibility for abandonment of the offshore oil and gas production facilities and perform the obligation in relation to environmental protection and ecological restoration, and shall provide and allocate special fund for the aforesaid purpose in accordance with the relevant laws and regulations. The investors include us and the foreign parties to our PSCs.

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

Employees and Employee Benefits

During the years ended December 31, 2007, 2008 and 2009, we employed 3,288 persons, 3,584 persons and 4,019 persons, respectively.  Of the 4,019 employees we employed as of December 31, 2009, approximately 71.9% were involved in oil exploration, development and production activities, approximately 5.5% were involved in accounts and finance work and the remainder were senior management, coordinators of PSCs and safety and environmental supervisors. Workers for the operation of the oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

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

All full-time employees in the PRC are covered by a government-regulated pension and are entitled to an annual pension at their retirement dates.  The PRC government is responsible for the pension liabilities to these retired employees under this government pension plan.  The actual pension payable to each retiree is subject to a formula based on the status of the individual pension account, general salary and inflation movements.  We are required to make monthly contributions to the government pension plan at rates ranging from 11% to 22% of our employees’ salaries, with each employee contributing 8% of his or her salary for retirement.  The contributions vary from region to region.

We are required to make contributions to a mandatory provident fund at a rate of 5% of the base salaries for full-time employees in Hong Kong.

As of December 31, 2009, our Indonesian subsidiaries employed 811 employees, including 41 expatriates. We provide benefits to expatriates that we believe to be in line with customary international practices.  Our local staff in Indonesia enjoy welfare benefits mandated by Indonesian labor laws.

For further details regarding retirement benefits, see note 30 to our consolidated financial statements included elsewhere in this annual report.

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations.  We devote significant resources to train our employees.  During 2009, we held 4,453 training workshops, which were attended by 60,190 participants.  To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market.  In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

Health, Safety and Environmental Policy, or HSE

The Company promotes the philosophy and culture of HSE among its staff. The Company has established a comprehensive management system to facilitate its fulfillment of social obligations, improve staff’s awareness of HSE protection during operations, and strengthen their risk identification and management skills. The Company has also adopted HSE management standards for its contractors.

In 2009, the Company emphasized risk identification and control in areas of production safety, environmental protection and occupational health, and achieved satisfactory results in managing key potential risks. The primary measures adopted by the Company included elimination of single-hull oil tankers, thorough examination of the integrity of pipelines and storage tanks, and implementation of publication and supervision system for significant safety and environmental risks. Effective execution of these measures enabled the Company to achieve its HSE targets, and the robust HSE performance facilitated the smooth operations.

In 2009, there were no critical casualty accidents, and neither were there any liability claims for losses of over Rmb 1 million. The Company’s Occupational Safety and Health Administration (“OSHA”) statistics remained at a satisfactory level, and our performance demonstrated continuous improvement.

In 2009, the Company implemented an HSE publication and supervision system to address major potential risks. All risks identified have been addressed by the end of 2009.

In 2009, the Company conducted a special examination of the HSE systems of its subsidiaries as scheduled. The examination facilitated continuous improvement in the HSE systems of the operational sites and helped to ensure the safety of onsite production.

In order to improve the emergency response, the Company prompted all of its business units to establish and enhance the emergency information system. In 2009, the Company launched those systems to track vessel movements and the personnel offshore.

In 2009, the Company engaged professional assessors to conduct management audits and safety checks on helicopter contractors. The contractors were required to rectify all problems identified. With respect to diving safety, the Company held a seminar to reinforce its management in 2009. Furthermore, the Company identified and screened out those unqualified contractors of diving operations.

C.	ORGANIZATIONAL STRUCTURE

CNOOC indirectly owned or controlled an aggregate of approximately 64.41% of our shares as of March 31, 2010.  Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association.  Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly-held subsidiaries as of March 31, 2010 and notes our significant indirectly-held subsidiaries.

_______________
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

The following table sets forth our net production and profit for the periods indicated.

	Year ended December 31,
	2007	2008	2009
Net production of crude oil, condensate and natural gas liquids (BOE/day)	371,827	422,068	509,696
Net production of natural gas (mmcf/day)	559.6	621.1	653.5
Profit for the year (Rmb in millions)	31,258.3	44,375.3	29,485.6

For a description of certain factors affecting our financial performance, see “Item 3—Key Information—Risk Factors.”

Production from Independent Operations Offshore China Versus Production from PSCs Offshore China

Historically we have cooperated with foreign partners under PSCs, which have provided us with the expertise to undertake our independent operations more effectively.  The percentage of our net production arising from independent operations offshore China was 53.5%, 59.0% and 62.8%, for the years ended December 31, 2007, 2008 and 2009, respectively.  Although we will continue to focus on independent operations, we plan to continue seeking appropriate opportunities to cooperate with foreign partners under PSCs.

Provision for Dismantlement

We estimate future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal and external engineers after taking into consideration the anticipated method of dismantlement required in accordance with then current legislation and industry practice.  Provisions are made for present obligations, either legal or constructive. The associated cost is capitalized and the liability is discounted and accretion expense is recognized using the credit adjusted risk-free rate in effect when the liability is initially recognized.  The dismantlement costs for the years ended December 31, 2007, 2008 and 2009 were Rmb 561.7 million, Rmb 667.2 million and Rmb 929.1 million (US$136.1 million), respectively.  The accrued liability is reflected in our consolidated balance sheet under “provision for dismantlement.”  See note 26 to our consolidated financial statements included elsewhere in this annual report.

Production Imbalance

We account for oil overlifts and underlifts using the entitlement method, under which we record overlifts as liabilities and underlifts as assets.  An overlift occurs when we sell more than our percentage interest of oil from a property subject to a PSC.  An underlift occurs when we sell less than our participating interest of oil from a property under a PSC.

Allowances for Doubtful Accounts

We evaluate our trade receivables by considering the financial condition of our customers, their past payment history and credit standing and other specific factors, including whether the trade receivables in question are under dispute.  We make provisions for trade receivables when we are concerned about our ability to collect them.  For the years ended December 31, 2007, 2008 and 2009, allowances for doubtful accounts were not material in the context of total operating expenses and did not have a material effect on our results of operations or financial condition.

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

Oil and Gas Properties

For oil and gas exploration, we have adopted the successful efforts method of accounting.  As a result, we capitalize initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognized based on exploratory experience and management judgment which includes, but is not limited to, that any dry hole has been drilled on the property; that any drilling activity has commenced on the property or on other properties nearby and is still under way or has been firmly planned or determined; that the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; and that the period during which we have the right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed. Upon discovery of commercial reserves, we transfer acquisition costs to proved properties and capitalize the costs of drilling and equipping successful exploratory wells, all development expenditure on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs.

The costs incurred in installing enhanced recovery facilities are capitalized together with the development costs of the relevant oil and gas properties.  We treat the costs of unsuccessful exploratory wells and all other related exploration costs as expenses when incurred.  Productive oil and gas properties and other tangible and intangible costs of producing properties are amortized using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the provision of depreciation, depletion and amortization. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortized based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis.  Generally, common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives.  Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.  We amortize capitalized acquisition costs of proved properties by the unit-of-production method on a property-by-property basis based on the total estimated units of proved reserves.

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

Reserves Estimation

Pursuant to the amendments to the oil and gas reserve estimation requirements under the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009, we use the average, first-day-of-the-month oil prices during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate our proved oil and gas reserves. Year-end prices were used for the estimation in the past accounting periods. However, it is neither practical nor cost-effective for our management to estimate the effect of such change in accounting precisely.

Impairment of Assets

We make an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased.  In any event, we would make an estimate of the asset’s recoverable amount, which is calculated as the higher of the asset’s value in use or its net selling price.  We recognize an impairment loss only if the carrying amount of an asset exceeds its recoverable amount.  We charge an impairment loss to the consolidated statement of comprehensive income in the period in which it arises. A reversal of an impairment loss is credited to the consolidated statement of comprehensive income in the period in which it arises.

Provisions

We recognize a provision when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation provided that a reliable estimate can be made of the amount of the obligation.  When the effect of discounting is material, the amount recognized for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation.  The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated statement of comprehensive income.  We make provisions for dismantlement based on the present value of our future costs expected to be incurred, on a property-by-property basis, in respect of our expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

Deferred Tax

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit or loss nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in a joint venture, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

A typical example of transactions that are not business combinations and, at the time of the transaction, affect neither accounting profit or loss nor taxable profit or loss is the acquisition of an asset, such as an exploration license or concession, where no previous activity has taken place, whereby the consideration paid is higher than its tax base.  The facts and circumstances of each transaction need to be considered in order to determine whether the definition of “business” under the relevant accounting standard has been met.

Recognition of Revenue from Oil and Gas Sales and Marketing

We recognize revenue when it is probable that the economic benefits will flow to us and when the revenue can be measured reliably.  For oil and gas sales, our revenues represent the invoiced value of sales of oil and gas attributable to our interests, net of royalties and any government share oil that is lifted and sold on behalf of the government.  We have adopted a net basis of reporting for royalties and government share oil when we have no legal rights to the underlying reserves.  As such, we act as an agent for the relevant governments or royalty holders when we sell the portion of oil and gas on their behalves.  Sales are recognized when the significant risks and rewards of ownership of oil and gas have been transferred to customers.  Oil and gas lifted and sold by us above or below our participating interests in any PSC result in overlifts and underlifts.  We record these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices.  Settlement will be in kind or in cash when the liftings are equalized or in cash when production ceases.  We enter into gas sales contracts with customers which often contain take-or-pay clauses.  Under these contracts, we make a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective provisions, such as force majeure provision, and adjustment provisions. If a buyer has a right to get a “make up” delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognized when the take-or-pay penalty is triggered.

Our marketing revenues principally represent sales of oil purchased from the foreign partners under our PSCs and revenues from the trading of oil through our subsidiaries.  The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, are transferred to us from the foreign partners and other unrelated oil and gas companies before we sell such oil to our customers.  The cost of the oil sold is included in crude oil and product purchases.

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2007		2008		2009
	(Rmb in millions, except percentages, production data and prices)
Revenues:
Oil and gas sales:
Crude oil	68,039	75.0%	94,779	75.2%	77,383	73.6%
Natural gas	4,998	5.5%	6,052	4.8%	6,531	6.2%
Total oil and gas sales	73,037	80.5%	100,831	80.0%	83,914	79.8%

Marketing revenues	17,397	19.2%	22,967	18.2%	20,752	19.7%
Other income	290	0.3%	2,179	1.7%	529	0.5%
Total revenues	90,724	100.0%	125,977	100.0%	105,195	100.0%

Net production (million BOE):
Crude oil	135.7	79.2%	154.4	79.5%	186.0	81.7%
Natural gas	35.6	20.8%	39.8	20.5%	41.7	18.3%
Total net production	171.3	100.0%	194.2	100.0%	227.7	100.0%

Average net realized prices:
Crude oil (US$ per bbl)	66.26		89.39		60.61
Natural Gas (US$ per mcf)	3.30		3.83		4.01

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated comprehensive income statements as a percentage of total revenues:

	Year ended December 31,
	2007	2008	2009
Operating Revenues:
Oil and gas sales	80.5%	80.0%	79.8%
Marketing revenues	19.2%	18.2%	19.7%
Other income	0.3%	1.7%	0.5%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(8.9)%	(7.9)%	(11.9)%
Production taxes	(3.9)%	(3.9)%	(3.5)%
Exploration costs	(3.8)%	(2.7)%	(3.1)%
Depreciation, depletion and amortization	(8.7)%	(7.9)%	(15.2)%
Special oil gain levy	(7.5)%	(12.9)%	(6.0)%
Impairment losses related to property, plant and equipment	(0.7)%	(1.2)%	(0.0)%
Crude oil and product purchases	(18.8)%	(18.0)%	(19.4)%
Selling and administrative expenses	(1.9)%	(1.4)%	(2.2)%
Other	(0.4)%	(1.2)%	(0.4)%
	(54.6)%	(57.2)%	(61.7)%

Interest income	0.7%	0.9%	0.6%
Finance costs	(2.2)%	(0.3)%	(0.5)%
Exchange gain, net	2.0%	2.0%	0.1%
Investment income	1.0%	0.4%	0.2%
Share of profits of associates	0.8%	0.3%	0.2%
Non-operating income (expenses), net	0.0%	0.0%	0.0%
Profit before tax	47.7%	45.9%	38.8%
Tax	(13.3)%	(10.7)%	(10.8)%
Profit for the year	34.4%	35.2%	28.0%

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

Our share of the oil and gas sales of an unconsolidated investee is not included in our revenues, but our share of the profit or loss of this company is included in our consolidated statements of comprehensive income under “share of profit of associates.”

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

Africa

The oil and gas sales from our subsidiaries in Africa consist of our participating interest in the properties covered under the relevant PSCs.  We record revenue from oil sales in accordance with the entitlement method. The revenue is calculated based on our participating interest less the rental concession, royalty, and oil and gas distributable to the host country.  The royalty rates applicable to deepwater properties are zero.

North America

The oil and gas sales from our subsidiaries in North America consist of our participating interest in the properties covered under the relevant PSCs.

2009 versus 2008

Consolidated net profit

Our consolidated net profit decreased 33.6% to Rmb 29,485.6 million (US$4,319.7 million) in 2009 from Rmb 44,375.3 million in 2008.

Revenue

Our oil and gas sales decreased 16.8% to Rmb 83,914.4 million (US$12,293.5 million) in 2009 from Rmb 100,831.3 million in 2008, primarily as a result of significantly lower average realized oil prices in 2009. The average realized price for our crude oil decreased by US$28.78 per barrel, or 32.2%, to US$60.61 per barrel in 2009 from US$89.39 per barrel in 2008. We sold 186.9 million barrels of crude oil in 2009, representing a 22.4% increase from 152.7 million barrels in 2008. The average realized price for our natural gas increased US$0.18 per thousand cubic feet, or 4.7%, to US$4.01 per thousand cubic feet in 2009 from US$3.83 per thousand cubic feet in 2008. Sales volume of our natural gas increased 4.8% to 41.7 million BOE in 2009 from 39.8 million BOE in 2008.

Our net marketing profit, which is marketing revenue less purchase costs, increased 1.7% to Rmb 296.7 million (US$43.5 million) in 2009 from Rmb 291.7 million in 2008. Our realized marketing profit margin, which is our net marketing profit as a percentage of marketing revenues, was 1.4% in 2009, generally the same as that of 1.3% in 2008.

Operating expenses

Our operating expenses increased 25.0% to Rmb 12,490.4 million (US$1,829.9 million) in 2009 from Rmb 9,990.4 million in 2008. Operating expenses per BOE increased 6.6% to Rmb 54.8 (US$8.03) per BOE in 2009 from Rmb 51.4 per BOE in 2008. Such increase is attributable to the commencement of production of oil and gas fields in 2009, the upgrade of operational equipment to improve the safety and reliability of production facilities, and the heavier operation workload at producing oil and gas fields.

Operating expenses per BOE offshore China increased 10.5% to Rmb 49.4 (US$7.24) per BOE in 2009 from Rmb 44.7 per BOE in 2008, the increase is attributable to the upgrade of operational equipment to improve the safety and reliability of production facilities and the heavier operation workload. Operating expenses per BOE overseas decreased 19.4% to Rmb 80.9 (US$11.85) per BOE in 2009 from Rmb 100.3 per BOE in 2008, primarily as a result of the lower average operating costs of overseas oil and gas fields commencing production in 2009.

Production taxes

Our production taxes decreased 25.4% to Rmb 3,647.2 million (US$534.3 million) in 2009 from Rmb 4,889.3 million in 2008, primarily as a result of lower crude oil sales due to significantly lower average realized oil prices in 2009.

Exploration expenses

Our exploration expenses decreased 5.2% to Rmb 3,233.7 million (US$473.7 million) in 2009 from Rmb 3,409.5 million in 2008. In 2009, we continued to enhance our exploration activities and due to higher drilling success rate, our exploration expenses in 2009 decreased slightly from that in 2008.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization other than dismantlement expenditures increased 60.1% to Rmb 15,013.8 million (US$2,199.5 million) in 2009 from Rmb 9,380.5 million in 2008. Our average depreciation, depletion and amortization per barrel increased 36.5% to Rmb 65.9 (US$9.65) per BOE in 2009 from Rmb 48.3 per BOE in 2008, primarily as a result of the commencement of production in 2008 and 2009 of such oil and gas fields which were successively developed in recent years under an environment of the rising costs in both service fees and raw materials.

The depreciation, depletion and amortization related to our dismantlement provisions increased 37.2% to Rmb 929.1 million (US$136.1 million) in 2009 from Rmb 677.2 million in 2008. Our average dismantling costs increased 16.9% to Rmb 4.08 (US$0.60) per BOE in 2009 from Rmb 3.49  per BOE in 2008. Apart from the commencement of production of oil and gas fields, the increase is also attributable to higher estimated future dismantlement obligations arising from upward reevaluation of expected work commitments and higher projected service fees and raw material prices.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 60.8% to Rmb 6,357.3 million (US$931.3 million) in 2009 from Rmb 16,238.2 million in 2008, primarily as a result of our lower realized oil price, and correspondingly, the lower applicable progressive rates imposed by the levy.

Impairment and inventory provision

Our impairment and inventory provision decreased 99.6% to Rmb 6.9 million (US$1.0 million) in 2009 from Rmb 1,541.5 million in 2008. The current year expense primarily included the provisions for inventory obsolescence in 2009.

Selling and administrative expenses

As compared to 2008, there was higher marketing costs in line with rising sales volume; higher wages and social security costs due to increasing staff headcounts; and higher leasing and outsourcing fees corresponding to market condition. In 2009, in light of these factors, our selling and administrative expenses increased 29.9% to Rmb 2,264.0 million (US$331.7 million) in 2009 from Rmb 1,742.6 million in 2008. Our selling and administrative expenses increased 10.8% to Rmb 9.94 (US$1.46) per BOE in 2009 from Rmb 8.97  per BOE in 2008.

Finance costs / interest income

Our finance costs increased 28.7% to Rmb 534.5 million (US$78.3 million) in 2009 from Rmb 415.3 million in 2008, primarily as a result of the increase in unwinding the discount on the provisions for dismantlement in 2009. Our interest income decreased 41.5% to Rmb 638.3 million (US$93.5 million) in 2009 from Rmb 1,091.0 million in 2008, primarily as a result of the lower banking deposit interest rates due to the liquidity excesses in both the domestic and overseas financial markets.

Exchange gains, net

Our net exchange gains decreased 97.9% to Rmb 53.8 million (US$7.9 million) in 2009 from Rmb 2,551.3 million in 2008 primarily as a result of the relatively stable exchange rate between Renminbi and U.S. dollars in 2009 compared to 2008.

Investment income

Our investment income decreased 58.0% to Rmb 199.9 million (US$29.3 million) in 2009 from Rmb 475.9 million in 2008, primarily as a result of lower realized gains due to market conditions and redemptions to avoid the potential losses due to the volatile financial markets.

Share of profits of associates

Our share of profits of associates decreased 53.6% to Rmb 173.5 million (US$25.4 million) in 2009 from Rmb 374.1 million in 2008, primarily as a result of significantly lower average realized oil price in an associated company in 2009.

Income tax expense

Our income tax expense decreased 16.1% to Rmb 11,335.5 million (US$1,660.7 million) in 2009 from Rmb 13,505.0 million in 2008, primarily as a result of lower revenue and profit due to lower average realized oil price. Our effective tax rate increased to 27.7% in 2009 from 23.3% in 2008. In 2008, the Company had a lower effective tax rate primarily because of the tax exemption on the income from the sale of working interests in certain assets. In addition, the larger profit contribution from our overseas business units and the increased tax rate in Indonesia have attributed to the higher effective tax rate in 2009.

2008 versus 2007

Consolidated net profit

Our consolidated net profit increased 42.0% to Rmb 44,375.3 million in 2008 from Rmb 31,258.3 million in 2007.

Revenue

Our oil and gas sales increased 38.1% to Rmb 100,831.3 million in 2008 from Rmb 73,036.9 million in 2007, primarily as a result of both higher average realized oil prices and increases in volume produced and sold in 2008. The average realized price for our crude oil increased US$23.13 per barrel, or 34.9%, to US$89.39 per barrel in 2008 from US$66.26 per barrel in 2007. We sold 152.7 million barrels of crude oil in 2008, representing an increase of 13.4% from 134.6 million barrels in 2007. The average realized price for our natural gas increased US$0.53 per thousand cubic feet, or 16.1%, to US$3.83 per thousand cubic feet in 2008 from US$3.30 per thousand cubic feet in 2007. Sales volume of our natural gas increased 14.7% to 39.8 million BOE in 2008 from 34.7 million BOE in 2007.

Our net marketing profit, which is marketing revenue less purchase costs, decreased 7.3% to Rmb 291.7 million from Rmb 314.7 million in 2007. Our realized marketing profit margin, which is our net marketing profit as a percentage of marketing revenues, decreased from 1.8% in 2007 to 1.3% in 2008, due to fast increasing crude oil purchase costs and relatively constant level of trading profit per barrel.

Operating expenses

Our operating expenses increased 24.3% to Rmb 9,990.4 million in 2008 from Rmb 8,039.6 million in 2007. Operating expenses per BOE increased 8.7% to Rmb 51.4 per BOE in 2008 from Rmb 47.3 per BOE in 2007. Operating expenses per BOE offshore China increased 15.8% to Rmb 44.7 per BOE in 2008 from Rmb 38.6 per BOE in 2007, primarily as a result of more maintenance, higher service fees and higher raw material prices. Operating expenses per BOE overseas decreased 4.2% to Rmb 100.3 per BOE in 2008 from Rmb 104.7 per BOE in 2007, primarily as a result of the appreciation of Renminbi against the U.S. dollar.

Production taxes

Our production taxes increased 39.8% to Rmb 4,889.3 million in 2008 from Rmb 3,497.4 million in 2007, primarily as a result of both higher average realized oil prices and increases in volume produced and sold in 2008.

Exploration costs

Our exploration costs decreased 0.7% to Rmb 3,409.5 million in 2008 from Rmb 3,432.4 million in 2007. In 2008, we continued to enhance our exploration activities and due to improved drilling efficiencies, our exploration expenditure in 2008 did not change significantly from 2007.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization other than dismantlement expenditures increased 27.2% to Rmb 9,380.5 million in 2008 from Rmb 7,374.5 million in 2007. Our average depreciation, depletion and amortization per barrel increased 11.3% to Rmb 48.3 per BOE in 2008 from Rmb 43.4 per BOE in 2007, primarily as a result of the commencement of production in certain oil and gas fields in 2007 and 2008.

The depreciation, depletion and amortization related to our dismantlement provisions increased 20.6% to Rmb 677.2 million in 2008 from Rmb 561.7 million in 2007. Apart from the commencement of production in the relevant oil and gas fields, the increase is also attributable to higher estimated future dismantlement obligations arising from re-evaluation of expected work commitments together with higher projected service fees and raw material prices. Our average dismantling costs increased to Rmb 3.49 per BOE in 2008 from Rmb 3.30 per BOE in 2007.

Special Oil Gain Levy

Our Special Oil Gain Levy increased 137.5% to Rmb 16,238.2 million in 2008 from Rmb 6,837.2 million in 2007, primarily as a result of our higher realized oil price, the corresponding progressive rates imposed by the levy and increase in volume sold in 2008.

Impairment losses related to property, plant and equipment

Our impairment losses increased 150.4% to Rmb 1,536.0 million in 2008 from Rmb 613.5 million in 2007. The impairment loss was primarily due to the adverse changes of crude oil prices at the end of 2008, which in turn, adversely changed expected future crude oil prices and reduced the estimates of the quantities of oil and gas commercially recoverable from certain oilfields in Indonesia.

Selling and administrative expenses

Our selling and administrative expenses increased only 0.1% to Rmb 1,742.6 million in 2008 from Rmb 1,741.2 million in 2007, primarily due to our strict control of expenses in 2008.

Finance costs, net

Our net finance costs decreased 79.6% to Rmb 415.3 million in 2008 from Rmb 2,031.8 million in 2007, as we renounced a cash settlement option relating to our convertible bonds in 2007, there were no further fair value changes in derivative component to be realized in finance costs in 2008. Our interest income increased 62.1% to Rmb 1,091.0 million in 2008 from Rmb 673.0 million in 2007, primarily as a result of transferring our financial investments into cash and deposits in banks to avoid exposure to both capital market risks and exchange-rate risks.

Exchange gains/losses, net

Our net exchange gains increased 37.5% to Rmb 2,551.3 million in 2008 from Rmb 1,856.0 million in 2007, primarily as a result of revaluation of dividends receivable from a subsidiary and active changes in currency structure of our assets portfolio in response to the appreciation of Renminbi in 2008.

Investment income

Our investment income decreased 47.3% to Rmb 475.9 million in 2008 from Rmb 902.4 million in 2007, primarily as a result of lower gains realized and redemptions to curb further losses resulting from the unstable financial markets. Nonetheless, the decrease was partially offset by the management’s profitable investments in money market and bond market funds.

Share of profits of associates

Our share of profits of associates decreased 48.0% to Rmb 374.1 million in 2008 from Rmb 719.0 million in 2007, primarily as a result of the adverse impact of the deteriorating economic environment on the associates.

Income tax expense

Our income tax expense increased 12.1% to Rmb 13,505.0 million in 2008 from Rmb 12,052.3 million in 2007, primarily as a result of the higher revenue and profit from the higher average realized oil price. Our effective tax rate decreased to 23.3% in 2008 from 27.8% in 2007, primarily as a result of the decrease in the income tax rate applicable to our major subsidiary in China from 30% in 2007 to 25% in 2008 under the prevailing tax rules and regulations.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash during 2009 were cash flow from operating activities. We used cash primarily to fund our capital spending program and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2007	2008	2009
	(Rmb in millions)
Cash generated from (used for):
Operating activities	41,301	55,738	52,858
Investing activities	(21,374)	(48,984)	(40,541)
Financing activities	(10,799)	(10,129)	(9,403)
Net increase/(decrease) in cash and cash equivalents	9,128	(3,375)	2,914

Cash Generated from Operating Activities

In 2009, our cash flow from operating activities was Rmb 52,857.9 million (US$7,743.7 million) as compared to Rmb 55,738.4 million in 2008, representing a decrease of 5.2% from 2008. The decrease in cash from operating activities was mainly due to lower crude oil prices and increases in costs, expenditures and working capital, partially offset by the sales volume increase in 2009.  The cash outflows included special oil gain levy payments of Rmb 4,255.1 million (US$623.4 million) and income tax payments of Rmb 8,760.6 million (US$1,283.4 million).

Capital Expenditures and Investments

Net cash outflow from investing activities in 2009 was Rmb 40,540.7 million (US$5,939.2 million), representing a decrease of Rmb 8,443.6 million, or 17.2%, from Rmb 48,984.3 million in 2008.

Our capital expenditures and investments primarily include all exploration and development expenditures and purchases of oil and gas properties. Our capital expenditures increased 16.6% to Rmb 43,626.8 million (US$6,391.4 million) in 2009 from Rmb 37,414.1 million in 2008, primarily as a result of increase in exploration activities and continuing development of projects under construction. Our development expenditures in 2009 primarily relate to the development of Akpo field the OML130 project, Penglai 19-3 Phase II, Suizhong 36-1, Jinzhou 25-1S, Jinzhou 25-1, Ledong22-1/15-1 and Bozhong 19-4 and recovery improvement of certain producing oil and gas fields.

In addition, our cash used in investing activities was also attributable to purchases of available-for-sale financial assets of Rmb 7,652.4 million (US$1,121.1 million) and held-to-maturity financial assets of Rmb 3,000.0 million (US$439.5 million). Our cash generated from investing activities were mainly from the proceeds from the sales of available-for-sale financial assets and held-to-maturity financial assets in the amount of Rmb 9,257.1 million (US$1,356.2 million) and Rmb 3,000.0 million (US$439.5 million), respectively.

For 2010, we have budgeted approximately US$7.78 billion for capital expenditures. The following table sets forth actual or budgeted capital expenditures on an accrual basis for our key operating areas for the periods indicated.

	Year ended December 31,
	2007(1)	2008(1)	2009(1)	2009(1)	2010(2)
	(Rmb million)			(US$ million)
Operating Area:
Bohai Bay
Development	9,044.2	13,701.1	23,425.2	3,431.8	2,467.8
Exploration	1,771.5	2,049.1	2,919.7	427.7	493.1
Western South China Sea
Development	4,970.9	3,570.8	4,675.4	684.9	531.4
Exploration	1,162.5	2,063.3	1,388.1	203.4	289.2
Eastern South China Sea
Development	2,817.7	3,476.3	2,874.6	421.1	1,609.8
Exploration	689.4	1,064.3	1,146.1	167.9	225.4
East China Sea
Development	61.1	117.2	81.5	11.9	104.9
Exploration	85.0	102.7	264.0	38.8	58.6
Other Offshore China
Development	—	—	—	—	1,124.6
Exploration	112.5	179.7	130.4	19.1	33.0
Subtotal	20,714.8	26,324.5	36,905.0	5,406.6	6,937.8
Overseas
Development	8,662.2	8,616.6	4,373.5	640.7	466.9
Exploration	1,625.6	917.3	1,435.8	210.4	372.3
Subtotal	10,287.8	9,533.9	5,809.3	851.1	839.2
Total	31,002.6	35,858.4	42,714.3	6,257.7	7,777.0
____________
(1)	Figures for 2007, 2008, and 2009 represent our actual spending for capital expenditure purposes, including expensed exploration costs.
(2)	Figures for 2010 represent our budgeted capital expenditures.

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

Financing Activities

Net cash outflow from financing activities in 2009 was Rmb 9,403.3 million (US$1,377.6 million), representing a decrease of Rmb 725.7 million, or 7.2%, from Rmb 10,129.0 million in 2008. In 2009, the net cash outflow was mainly due to the distribution of dividends in the amount of Rmb 14,175.3 million (US$2,076.7 million). Partially offset by the cash inflow, which was mainly due to bank borrowings of Rmb 5,307.0 million (US$777.5 million).

At the end of 2009, our total debt was Rmb 18,692.2 million (US$2,738.4 million), as compared to Rmb 13,880.6 million at the end of 2008. The increase in debt in 2009 was primarily due to borrowings associated with the OML130 project and the Tangguh project. Our gearing ratio, which is defined as interest bearing debt divided by the sum of interest bearing debt and equity, was 9.7%.

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness.  The following table summarizes the maturities of our long-term debt outstanding as of December 31, 2009.  As of the date this annual report is filed, we have not incurred any new material long-term debt since December 31, 2009.

	Debt maturities (principal only)
	Original currency	Total Rmb equivalents	Total US$ equivalents
Due by December 31,	US$
	(in millions, except percentages)
2010	17.9	122.1	17.9
2011-2013	786.4	5,370.0	786.4
2014-2015	1,368.1	9,341.9	1,368.1
2016 and beyond	576.1	3,933.2	576.1
Total	2,748.5	18,767.2	2,748.5
Percentage of total debt	100.0%	100.0%	100.0%

As of March 31, 2010, we had total foreign currency debt of US$2,807.0 million, all of which is in U.S. dollars.

As of December 31, 2009, we had unutilized banking facilities amounting to approximately Rmb 174,843.1 million (US$25,614.7 million) as compared to Rmb 39,262.9 million as of December 31, 2008.

In 2007, 2008 and 2009, we paid dividends totaling Rmb 11,523.7 million, Rmb 14,651.8 million and Rmb 15,747.1 million (US$2,307.0 million) (before PRC withholding tax deducted), respectively.  The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant.  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2010.  However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.  See “Item 3—Key Information—Risk Factors—Our future prospects largely depend on our capital expenditure plans, which are subject to various risks.”

Employee Benefits

Our pension-related costs are expensed as incurred. The expenses attributable to mandatory contributions under the current government pension plan are included in our historical consolidated income statements under either operating expenses for our production staff or selling and administrative expenses for our administrative staff.  We expect that, under the current PRC laws and regulations regarding employee retirement benefits, the future costs of the current government pension plan will be comparable to our historical costs, subject to customary increases largely in line with salary increases of our employees.

Our contributions to the mandatory provident fund for full-time employees in Hong Kong are also expensed as incurred.

For further details regarding employee benefits, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits”.

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

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 4.8% in 2007, an overall inflation rate of 5.9% in 2008 and an overall inflation rate of -0.7% in 2009.  Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Taxation

We are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which we and each of our subsidiaries are domiciled and operate.  Our profits arising in or derived from Hong Kong are subject to tax rate of 17.5% for the period from January to March in 2008 and of 16.5% effective from the fiscal year beginning on April 1, 2008.

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by the State Administration of Taxation of the PRC (the “SAT”) on April 22, 2009 (the “Notice”), “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”), which took effect from January 1, 2008, our management believes that we are  likely to be considered as a Chinese Resident Enterprise (“CRE”) based on the criteria as set out in the Notice. We have applied to the relevant tax authority to determine whether we are a CRE and are awaiting the final determination. If we are determined to be a CRE,  we will be subject to the PRC corporate income tax rate of 25%.  See “Item 10—Additional Information—Taxation—The PRC” regarding potential PRC taxes on dividends.

Our PRC subsidiary, as a wholly foreign owned enterprise, is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations. In addition, dividends declared by CNOOC China Limited out of its post-January 1, 2008 earnings to us is subject to a withholding tax of 5% based on the Double Taxation Arrangement between the Mainland China and Hong Kong if we are determined not to be a CRE.

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

Some of the Group’s oil and gas interests in Indonesia are held through Labuan-incorporated companies. According to an amendment to the tax rules enacted by the Indonesian government in December 2009, Labuan-incorporated companies would no longer enjoy the tax rates under the previous tax treaty between Indonesia and Malaysia and the applicable tax rates would increase from the range between 43.125% and 51.875% to the range between 44% and 56%. The amendment became effective on January 1, 2010.

We calculate our deferred tax to account for the temporary differences between our tax bases, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting bases, which is prepared in accordance with applicable financial reporting requirements.  The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling.  As of December 31, 2007, 2008 and 2009, we had Rmb 6,293.6 million, Rmb 5,428.3 million and Rmb 7,439.6 million (US$1,089.9 million), respectively, in net deferred tax liabilities.  See note 11 to our consolidated financial statements included elsewhere in this annual report.

Impact of Recently Issued Accounting Standards

IFRS and HKFRS

We have adopted the IFRS as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2009 have been prepared in due compliance with both IFRS and HKFRS.

Both the IASB and the HKICPA have issued a number of new and revised IFRS and HKFRS, some of which were mandatory for financial statements for fiscal years beginning on or after January 1, 2009.  Except IFRS 7/HKFRS 7 (Amended) – Financial Instruments: Disclosures IFRS8/HKFRS8–Operating Segments, for which we have made additional disclosures, and IAS 1/HKAS 1 (Revised) – Presentation of Financial Statements, which we have adopted when presenting the financial statements, the adoption of the other new and revised IFRS, HKFRS, and the amendments have no impact on our results of operations or financial position for the year ended December 31, 2009.

A number of the new and revised IFRS and HKFRS become effective for fiscal years beginning on or after January 1, 2010.  We have not early applied these IFRS and HKFRS to our consolidated financials statements included elsewhere in this annual report.  We are in the process of making an assessment of the impact of these new and revised IFRS and HKFRS upon application. We conclude that, while certain new or revised IFRS and HKFRS may result in future changes of our financial results or disclosures, other new and revised IFRS and HKFRS are unlikely to have a significant impact on our results of operations and financial position.

For details, please refer to note 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4—Information on the Company—Business Overview—Research and Development”, “Item 4—Information on the Company—Business Overview—Patents and Trademarks” and “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

D.	TREND INFORMATION

Crude oil prices are a major driver of our results of operations.  We price our crude oil with reference to the international crude oil prices, which have fluctuated considerably over the years. For more information about crude oil prices, see “Item 3—Key Information—Risk Factors—Our business, revenues and profits fluctuate with changes in oil and gas prices,” “Item 4—Information on the Company—Business Overview—Sales and Marketing—Sales of Crude Oil,” and “Item 5—Operating and Financial Review and Prospects—Operating Results—Results of Operations—2009 versus 2008.”

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

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations for the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Long-term debt obligations	18,767,200	122,092	3,776,124	1,853,585	13,015,399
Operating lease obligations	2,975,806	662,684	1,197,550	672,010	443,562
Provision for dismantlement(1)	11,758,980	477,891	－	－	11,281,089
Total	33,501,986	1,262,667	4,973,674	2,525,595	24,740,050
____________
(1)
Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2007, 2008 and 2009 we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2007	2008	2009
	Rmb’000	Rmb’000	Rmb’000
Contracted, but not provided for	8,655,830	12,293,984	5,650,199
Authorized, but not contracted for	24,498,130	30,093,605	48,907,804

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act, or the statutory safe harbors, shall apply to forward-looking information provided pursuant to Item 5.F above.  For our cautionary statement on the forward looking statement in this annual report, see the section “Forward-Looking Statements” on page 8 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

In accordance with Hong Kong law and our Articles of Association, our affairs are managed by our Board, which has 11 members, including three executive directors, three non-executive directors and five independent non-executive directors.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position

Chengyu Fu	1951	Chairman of our Board, Executive Director and Chief Executive Officer

Hua Yang	1961	Executive Director, President and Chief Financial Officer

Guangqi Wu	1957	Executive Director and Compliance Officer

Han Luo	1953	Non-executive Director (retired, effective March 31, 2009)

Shouwei Zhou	1950	Non-executive Director (re-designated from Executive Director to Non-executive Director, effective March 31, 2009)

Xinghe Cao	1949	Non-executive Director

Zhenfang Wu	1952	Non-executive Director

Edgar W. K. Cheng	1943	Independent Non-executive Director

Sung Hong Chiu	1947	Independent Non-executive Director

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Tao Wang	1931	Independent Non-executive Director

Guangyu Yuan	1959	Executive Vice President

Weilin Zhu	1956	Executive Vice President

Liguo Zhao	1953	General Counsel

Bi Chen	1961	Executive Vice President and General Manager of CNOOC China Limited, Tianjin Branch

Wei Chen	1958	Senior Vice President and General Director of CNOOC Research Institute

Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited, Shanghai Branch

Zhi Fang	1962	Vice President and President of CNOOC International Limited

Yongzhi Jiang	1973	Joint Company Secretary (since January 29, 2010)

Zongwei Xiao	1965	Joint Company Secretary (resigned, effective January 29, 2010)

May Sik Yu Tsue	1973	Joint Company Secretary

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

Executive Directors

Chengyu Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a master degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined China National Offshore Oil Corporation (“CNOOC”), the controlling shareholder of the Company in 1982 and served as the Chinese Deputy Chief Representative, the Chief Representative, Secretary to the Management Committees and the Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, and later as the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, the Vice President of Phillips China Inc., the General Manager of the Xijiang Development Project, the General Manager of CNOOC Nanhai East Corporation and the Vice President of CNOOC. Subsequently, he became the Executive Vice President, President and Chief Operating Officer of the Company in 2001. Mr. Fu became the President of CNOOC in October 2003 and the Chairman of the Board of Directors and Chief Executive Officer of the Company, effective October 16, 2003. He also serves as the Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, CNOOC Finance Corporation Limited and Zhonghai Trust Co. Ltd., subsidiaries of CNOOC and the Chairman of the Board of Directors of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company.  He is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company, effective August 23, 1999.

Hua Yang is a senior engineer and graduated from China University of Petroleum with a B.S. degree in Petroleum Engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 27 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, he became a Senior Vice President of the Company. From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Yang was appointed as the Chief Financial Officer of the Company, effective January 1, 2005 as well as the Executive Vice President of the Company from December 2005 to March 2009. Mr. Yang was appointed as General Manager of CNOOC China Limited, a subsidiary of the Company, President of the Company, and Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company, effective February 10, 2009, March 31, 2009 and July 31, 2009, respectively. He also serves as Assistant President of CNOOC and Director of CNOOC Finance Corporation Limited, and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company, and Chairman and Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Yang was appointed as an Executive Director of the Company, effective August 31, 2005.

Guangqi Wu is a geologist, senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from the China University of Petroleum. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as Assistant President in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and the Compliance Officer of the Company since June 1, 2005. Mr. Wu also serves as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company, effective June 1, 2005.

Non-executive Directors

Han Luo received a doctorate degree from the China University of Petroleum in China. He has over 30 years of experience in the oil industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of CNOOC Nanhai East Corporation. In 1999, he served as the General Manager of CNOOC China Limited, Shanghai Branch. From 2000 to 2009, Mr. Luo served as a Vice President of CNOOC. He also served as Chairman of the board of directors of CNOOC and Shell Petrochemical Co., Ltd., the Chairman of the board of directors of Zhonghai Trust Co., Ltd. and CNOOC Finance Corporation Limited, both being subsidiaries of CNOOC, and the Director of CNOOC China Limited, a subsidiary of the Company. Mr. Luo was appointed as an Executive Director, effective December 20, 2000 and was re-designated from Executive Director to Non-executive Director, effective September 1, 2006. Mr. Luo left the Company on March 31, 2009 and is no longer a director of the Company.

Shouwei Zhou is a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. Since 2000, Mr. Zhou has been the Vice President of CNOOC. He also served as the Director and the General Manager of CNOOC China Limited. From October 2004 to July 2009, Mr. Zhou served as the Director of CNOOC International Limited. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Zhou became the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on December 6, 2003. Mr. Zhou was appointed as an Executive Director of the Company, effective August 23, 1999 and was re-designated from Executive Director to Non-executive Director, effective March 31, 2009.

Xinghe Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied MBA in Capital University of Economics and Business. Mr. Cao has over 40 years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 2003, Mr. Cao worked as the Manager of Bohai Oil Commercial Company, later as the Manager of Bohai Oil Transportation Company, both being subsidiaries of CNOOC, and Deputy General Manager and General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC, successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC and became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Energy Technology & Services Limited (CNOOC Base Group Limited was restructured as CNOOC Energy Technology & Services Limited in 2008) and the Chairman of the Board of Directors of China Ocean Oilfields Services (Hong Kong) Limited, both being subsidiaries of CNOOC. Mr. Cao was appointed as an Executive Director of the Company, effective August 31, 2005 and was re-designated from Executive Director to Non-executive Director, effective September 1, 2006.

Zhenfang Wu is a senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC and then Vice President of CNOOC. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group (formerly known as CNOOC Gas and Power Limited), as the Chairman and General Manager of CNOOC Oil & Petrochemicals Co., Ltd., both being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as Chairman of CNOOC and Shell Petrochemical Co. Ltd and a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Executive Director of the Company, effective August 31, 2005 and was re-designated from Executive Director to Non-executive Director, effective September 1, 2006.

Independent Non-executive Directors

Edgar W. K. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan- Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, a former member of the Education Commission and the former Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Chairman of the Steering Committee on the Feasibility Study on the Financial Services Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council, an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd., a member of the Board of Directors of the Hong Kong Institute for Monetary Research and an independent non-executive director of American International Assurance Co. Ltd. He is currently an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development and Chairman of the Council for Sustainable Development. He is currently a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991 to 1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996 to 1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as an Independent Non-executive Director of the Company, effective May 24, 2006.

Sung Hong Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Yunnan Enterprises Holdings Limited since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu was appointed as an Independent Non-executive Director of the Company, effective September 7, 1999.

Lawrence J. Lau is currently Vice-Chancellor (President) of The Chinese University of Hong Kong. Professor Lau graduated with a B.S. (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. He is concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference, Professor Lau also serves as a non-official member of the HKSAR Government’s Executive Council, and as a member of the Commission on Strategic Development, the Exchange Fund Advisory Committee and its Governance Sub-Committee and Currency Board Sub-Committee, and the Honours Committee. He was appointed a Justice of the Peace in Hong Kong in July 2007. He also serves as an Independent Non-executive Director of the Far EasTone Telecommunications Company Limited, Shin Kong Life Insurance Company Limited, and Citic Capital Holdings Limited, and as a member of the Board of Directors of Precoad, Inc. in the USA. Professor Lau was appointed as an Independent Non-executive Director of the Company, effective August 31, 2005.

Aloysius Hau Yin Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company, effective June 8, 2005.

Tao Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Honorary Chairman and an Executive Director of Sino Union Petroleum & Chemical International Limited, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company, effective May 29, 2008.

Other Members of Senior Management

Guangyu Yuan is an Executive Vice President of the Company, responsible for the operation safety, engineering and construction, and drilling and completion. Mr. Yuan is a senior engineer. He graduated from China University of Petroleum with a bachelor degree in drilling engineering. He obtained a master degree from the Capital University of Economics and Business in 2001. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007, respectively. With over 27 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of China National Offshore Oil Corporation Operational Department, General Manager of CNOOC China Offshore Oil Northern Drilling Company, Chairman of the Board of Directors and General Manager of CNOOC China Oilfield Services Limited, and Vice Chairman of the Board of Directors, Executive Director, Chief Executive Officer and President of China Oilfield Services Limited. Mr. Yuan also serves as the Director of CNOOC China Limited, CNOOC International Limited, CNOOC Southeast Asia Ltd. and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In March 2009, Mr. Yuan was appointed as the Executive Vice President of the Company.

Weilin Zhu is the Chief Geologist of China National Offshore Oil Corporation, Executive Vice President of the Company and General Manager of Exploration Department of the Company. Mr. Zhu graduated from Shanghai Tongji University with a Ph.D. degree and joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Institute and served as the Deputy Director and Director of the Research Department and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of China National Offshore Oil Corporation, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC Deepwater Development Limited, both being the subsidiaries of the Company. Mr. Zhu has spent a significant amount of time in exploration research and management of oil and natural gas in offshore China.  He was granted the Special Stipend from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest level of tribute in geoscience awards. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company, responsible for the Company’s oil and gas exploration operations.

Liguo Zhao is the General Counsel of the Company. He graduated from the Faculty of Law, Peking University with a bachelor of law. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Negotiation Division, Deputy General Manager and General Manager of Legal Department of CNOOC. At present, he serves as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1985 and corporate counsel qualification in 1998. He is an arbitrator of China International Economic and Trade Arbitration Commission and a member of the China Maritime Arbitration Commission. Mr. Zhao was appointed as the General Counsel of the Company, effective November 2, 2009.

Bi Chen is an Executive Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch, responsible for development, production and sales of the Company. Mr. Chen graduated from the Southwest Petroleum University and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1988 and an MBA degree from Tsinghua University in 2000. Mr. Chen joined CNOOC in 1982 and has over 27 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development & Production Department of CNOOC Limited, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In December 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In March 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Wei Chen is a Senior Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He received his B.S. degree from China University of Petroleum and holds an MBA degree from Tsinghua University. He has over 27 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Exploration and Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department of CNOOC, and the Senior Deputy General Manager and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center.

Guohua Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He graduated from Qingdao Oceanographic Institute with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In December 2005, Mr. Zhang was appointed as General Manager of CNOOC China Limited Shanghai Branch.

Zhi Fang is a Vice President of the Company and the President of CNOOC International Limited and is responsible for the Company’s international affairs. He graduated from Zhejiang University with a bachelor degree in science and received an MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the Deputy General Manager and General Manager of CNOOC China Limited Shenzhen Branch, and the President of CNOOC Southeast Asia Ltd. Mr. Fang also serves as the Director of CNOOC International Limited and CNOOC Southeast Asia Ltd., both being the subsidiaries of the Company. In October 2005, Mr. Fang was appointed as the Vice President of the Company. In April 2009, Mr. Fang was appointed as President of CNOOC International Limited.

Joint Company Secretaries

Yongzhi Jiang is the Joint Company Secretary of the Company. He is a Chartered Financial Analyst and qualified PRC lawyer. In 1995, Mr. Jiang graduated from China University of Political Science and Law with a bachelor of law degree majoring in International Economic Law. In 1997, he completed his study in Mattei School (“La Scuola Superiore della’ Mattei”) in Milan, Italy with a Master degree in Energy and Environmental Management and Economics, majoring in Management of Energy Company. In 2003, he obtained his MBA degree from Kelley School of Business, Indiana University in the United States of America, majoring in Finance and Accounting. From 1995 to 2001, Mr. Jiang worked in China National Petroleum Corporation and then in PetroChina Company Limited as a legal counsel for the international business. Mr. Jiang joined the Company in 2003. He firstly served as the Senior Supervisor of Mergers & Acquisitions in the Controllers Department, then as the Commercial Manager in CNOOC International Limited, a subsidiary of the Company, and as the Assistant Chief Financial Officer of the Company from 2007 to 2009.  Mr. Jiang serves as the General Manager of the Investor Relations Department and Director of the Office for the Board of Directors of the Company since December 14, 2009. Mr. Jiang was appointed as the Joint Company Secretary of the Company effective January 29, 2010.

Zongwei Xiao is a senior engineer graduated from Daqing Petroleum Institute with a bachelor of science degree in petroleum engineering. Mr. Xiao also studied petroleum engineering in Imperial College in the UK from 1987 to 1988. Joined CNOOC in 1984, Mr. Xiao has over 24 years of experience in petroleum exploration, development and production. In the first 10 years of his career, he worked in CNOOC Research Center as an engineer, senior engineer and head of Reservoir Engineering division in Field Development Department. Mr. Xiao then worked mainly in the international business of CNOOC, serving as a production manager of CNOOC Jakarta from 1994 to 1998. After coming back to China, he served as a senior engineer and head of West Asia/North Africa division of the Overseas Development Department of CNOOC successively before he started to work in the field of capital market in 2001. He accumulated experience in financial market from our initial public offering in 2001 as the head of Investor Relations Group. He became the Deputy General Manager of Investor Relations Department in 2001 and the General Manager of the Investor Relations Department in 2003. Mr. Xiao was appointed as our Joint Company Secretary, effective November 25, 2008.  He resigned as the Joint Secretary of the Company, effective January 29, 2010, and has taken on other duties within the Company pursuant to an internal reallocation of roles and tasks.

May Sik Yu Tsue is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is an associate member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2007. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company, effective November 25, 2008.

B.	COMPENSATION

The aggregate amount of fees, salaries, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2009 was approximately Rmb 15 million (US$2.2 million), while the amount paid to our other senior management for the same period was approximately Rmb 6.8 million (US$1 million).  In addition, under our pension plan for 2009, we set aside an aggregate amount of Rmb 709,647 (US$103,964) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management.  Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 421,946 (US$61,815) to the pension plan for 2009.  Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 9 to our consolidated financial statements included elsewhere in this annual report.  Note 10 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees or directors during 2009.  For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership”.  For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

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

The primary responsibilities of our remuneration committee are to review and approve all our executive directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans.  In 2009, our remuneration committee consisted of two independent non-executive directors (Mr. Sung Hong Chiu as chairman and Mr. Aloysius Hau Yin Tse) and one non-executive director (Mr. Xinghe Cao).

The primary responsibilities of our nomination committee include nominating candidates for directors subject to our Board’s approval, conducting routine examination of the structure, scale and composition of our Board, and review the leadership capabilities of our directors in order to ensure that we remain competitive.  In 2009, our nomination committee consisted of Mr. Han Luo, Mr. Zhou Shouwei, Dr. Edgar W. K. Cheng, Professor Lawrence J. Lau and Mr. Tao Wang. Mr. Luo retired from our Board on March 31, 2009 and is no longer a member of our nomination committee.  Mr. Zhou Shouwei was appointed as chairman of our nomination committee on the same day.

For information on our audit committee financial expert and our code of ethics, see “Item 16A—Audit Committee Financial Expert,” and “Item 16B—Code of Ethics.”

International Advisory Board

On October 29, 2001, we announced the establishment of an International Advisory Board with globally well-respected political figures and corporate leaders as members.  The purpose of the International Advisory Board was to provide the management with strategic advice on world events and macro issues that might impact our development.  Chengyu Fu, Chairman of our Board, was the Chairman of the International Advisory Board.

In 2009, the International Advisory Board was dissolved after its annual meeting.

Directors Service Contracts

Our executive directors and non-executive directors have entered into directors service contracts with us and under such contracts, there is no severance pay arrangements for our directors.

Summary of Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual

We are incorporated under the laws of Hong Kong. The principal trading market for our shares is the Hong Kong Stock Exchange. In addition, because our shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, or the NYSE, we are subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to us as a “foreign private issuer” and we are permitted to follow the corporate governance practices in Hong Kong in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Standards requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers. We set forth below a brief summary of such significant differences.

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

NYSE Standards require U.S. domestic issuers to adopt and disclose corporate governance guidelines. They must state in their annual proxy statements or annual reports that such corporate governance guidelines are available on their website and in print form to any shareholder who requests it. We are not subject to such requirement. We have adopted a set of corporate governance guidelines in accordance with the Hong Kong Stock Exchange Listing Rules, including the CNOOC Limited Code of Ethics for Directors and Senior Officers (the “Code of Ethics”), to govern various aspects of our corporate governance. We have posted the Code of Ethics on our website.  See “Item 16B—Code of Ethics.”

D.	EMPLOYEES

See “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

E.	SHARE OWNERSHIP

As of March 31, 2010, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2009	Number of shares involved in the options outstanding as of March 31, 2010	Date of Grant	Date of Expiration*	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Directors:
Chengyu Fu	1,750,000	1,750,000	March 12, 2001	March 12, 2011**	1.23	1.19
	1,750,000	1,750,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	2,500,000	2,500,000	February 5, 2004	February 5, 2014	3.13	3.152
	3,500,000	3,500,000	August 31, 2005	August 31, 2015	5.75	5.62
	3,850,000	3,850,000	June 14, 2006	June 14, 2016	5.30	5.56
	4,041,000	4,041,000	May 25, 2007	May 25, 2017	7.43	7.29
	4,041,000	4,041,000	May 29, 2008	May 29, 2018	14.20	14.828
	—	4,041,000	May 27, 2009	May 27, 2019	9.33	9.93
Hua Yang	1,150,000	1,150,000	March 12, 2001	March 12, 2011**	1.23	1.19
	1,150,000	1,150,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	—	2,835,000	May 27, 2009	May 27, 2019	9.33	9.93
Guangqi Wu	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	—	1,857,000	May 27, 2009	May 27, 2019	9.33	9.93
Non-executive Directors:
Han Luo***	1,400,000	1,400,000	March 12, 2001	March 12, 2011**	1.23	1.19
	1,150,000	1,150,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,180,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	619,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	—	May 29, 2008	May 29, 2018	14.20	14.828
Shouwei Zhou	1,400,000	1,400,000	March 12, 2001	March 12, 2011**	1.23	1.19
	1,750,000	1,750,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,750,000	1,750,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,750,000	1,750,000	February 5, 2004	February 5, 2014	3.13	3.152
	2,450,000	2,450,000	August 31, 2005	August 31, 2015	5.75	5.62
	2,700,000	2,700,000	June 14, 2006	June 14, 2016	5.30	5.56
	2,835,000	2,835,000	May 25, 2007	May 25, 2017	7.43	7.29
	2,835,000	2,835,000	May 29, 2008	May 29, 2018	14.20	14.828
	—	1,800,000	May 27, 2009	May 27, 2019	9.33	9.93
Xinghe Cao	800,000	800,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	—	1,800,000	May 27, 2009	May 27, 2019	9.33	9.93
Zhenfang Wu	800,000	800,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	—	1,800,000	May 27, 2009	May 27, 2019	9.33	9.93
Independent Non-executive Directors:
Sung Hong Chiu	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
Other Employees In Aggregate:
	4, 850,000	1,850,000	March 12, 2001	March 12, 2011**	1.23	1.19
	12,500,000	8,800,000	August 27, 2001	August 27, 2011	1.46	1.232
	16,699,966	11,299,966	February 24, 2003	February 24, 2013	2.09	2.108
	25,583,267	19,599,935	February 5, 2004	February 5, 2014	3.13	3.152
	40,260,000	34,146,667	August 31, 2005	August 31, 2015	5.75	5.62
	54,920,000	47,403,333	June 14, 2006	June 14, 2016	5.30	5.56
	65,837,000	58,300,000	May 25, 2007	May 25, 2017	7.43	7.29
	70,932,000	63,514,000	May 29, 2008	May 29, 2018	14.20	14.828
	—	80,400,000	May 27, 2009	May 27, 2019	9.33	9.93
Total	376,084,233	420,263,901
______________
*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	50% of the share options granted are vested 18 months after the date of grant, the remaining 50% are vested 30 months after the date of grant.
***	Mr. Luo Han retired as a Non-executive Director of the Company effective March 31, 2009.

For the year ended December 31, 2009, no share options granted under our share option schemes were exercised.  For the period from January 1, 2010 to March 31, 2010, no share options were exercised.

As of December 31, 2009, we had 420,263,901 share options outstanding under our share option schemes, which represented approximately 0.94% of our shares in issue as of that date.

For further details about our share option schemes, see notes 9 and 27 to our consolidated financial statements included elsewhere in this annual report.

As of March 31, 2010, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 31, 2010.

Shareholder	Number of Shares Owned	Percentage
CNOOC(1)	28,772,727,273	64.41%
_______________
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

As of March 31, 2010, 10,781,476 American depositary shares were outstanding in the United States, representing approximately 2.4% of our then outstanding shares.  At such date, the number of registered American depositary share holders in the United States was 38.

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

Categories of Continuing Connected Transactions

We entered into four comprehensive framework agreements with each of CNOOC, COSL, CNOOC Engineering and China BlueChemical Ltd., or China BlueChem, on November 8, 2007, for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions.  The term of each of the comprehensive framework agreements is for a period of three years from January 1, 2008.  The continuing connected transactions and relevant annual caps were approved by our independent shareholders on December 6, 2007. The approved continuing connected transactions are set out below:

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
a)	Provision of exploration and support services
b)	Provision of oil and gas development and support services
c)	Provision of oil and gas production and support services
d)	Provision of marketing, management and ancillary services
e)	FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by us to CNOOC and/or its associates

3.	Sales of petroleum and natural gas products by us to CNOOC and/or its associates
a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and LNG)
b)	Long term sales of natural gas and LNG

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

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2009 and the balances arising from connected transactions at the end of 2009 is included in note 31 to our consolidated financial statements included elsewhere in this annual report.

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

(a)        Sales of petroleum and natural gas products (other than long-term sales of natural gas and LNG); and
(b)        Long term sales of natural gas and LNG.

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

Category of continuing connected transactions	Relevant Annual Caps
Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us

(a) Provision of exploration and support services	For the three years ending December 31, 2010, Rmb 6,296 million, Rmb 7,555 million and Rmb 9,066 million, respectively

(b) Provision of oil and gas development and support services	For the three years ending December 31, 2010, Rmb 18,608 million, Rmb 22,879 million and Rmb 26,759 million, respectively

(c) Provision of oil and gas production and support services	For the three years ending December 31, 2010, Rmb 5,124 million, Rmb 6,147 million and Rmb 7,253 million, respectively

(d) Provision of marketing, management and ancillary services	For the three years ending December 31, 2010, Rmb 789 million, Rmb 854 million and Rmb 967 million, respectively

(e) FPSO vessel leases	For the three years ending December 31, 2010, Rmb 1,908 million, Rmb 3,182 million and Rmb 3,250 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the three years ending December 31, 2010, Rmb 100 million, Rmb 100 million and Rmb 100 million, respectively

Sales of petroleum and natural gas products by us to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the three years ending December 31, 2010, Rmb 94,440 million, ** Rmb 156,692 million and Rmb 181,782 million, respectively

(b) Long-term sales of natural gas and liquefied natural gas	For the three years ending December 31, 2010, Rmb 4,844 million, Rmb 7,118 million and Rmb 8,763 million, respectively
_______________
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

The non-exempt continuing connected transactions for the year ended December 31, 2009 to which any member of us was a party were entered into by us:

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

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2009 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

Transactions with CNOOC Finance Corporation Limited

On October 14, 2008, we entered into a financial services framework agreement with CNOOC Finance Corporation Limited, or CNOOC Finance, our 31.8% owned associate and a subsidiary of CNOOC, pursuant to which CNOOC Finance provides us with settlement, depository, discounting, loans and entrustment loans services. The depository services were exempt from independent shareholders’ approval requirements and the settlement, discounting, loans and entrustment loans services were exempt from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Stock Exchange Listing Rules.

For the years ended December 31, 2007, 2008 and 2009, the maximum daily outstanding balance of deposits (including accrued interest) placed with CNOOC Finance amounted to approximately Rmb 6,501.8 million, Rmb 4,412.0 million and Rmb 4,480.0 million (US$656.3 million), respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See pages beginning on page F-1 following Item 19.

Legal Proceedings

We are not a defendant in any material litigation or arbitration, and we know of no pending or threatened proceeding which would have a material adverse effect on our financial condition.

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

In 2007, we declared and paid dividends totaling Rmb 11,523.7 million.  In 2008, we declared and paid dividends totaling Rmb 14,651.8 million.  In 2009, we declared and paid dividends totaling Rmb 15,747.1 million (US$2,307.0 million).  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited.  CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends.  As a wholly foreign owned enterprise in China, CNOOC China has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC.  CNOOC China Limited is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital, which amount was reached in 2009.  Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under IFRS. In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of our production. Included in other reserves was a provision for safety fund under the PRC regulation amounting to Rmb 25.1 million (US$3.7 million), which was Rmb 34 million in 2008. None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2007, 2008 and 2009, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2007		For the year ended December 31, 2008		For the year ended December 31, 2009
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	2%	539.4	0.0%	—	0.0%	—
Staff and workers’ bonus and welfare fund	—	—	0.0%	—	0.0%	—

Contingent Liabilities

On April 20, 2006, the Company acquired from South Atlantic Petroleum Limited (“SAPETRO”) a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”).

In 2007, a Nigeria local tax office conducted a tax audit on SAPETRO and raised a disagreement with the tax filings made for OML130 Transaction based on its preliminary tax audit assessment. The Company has contested such tax audit assessment in accordance with Nigerian laws and relevant agreements with SAPETRO. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds with legal merits in contesting such tax audit assessment. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

B.	SIGNIFICANT CHANGES

Changes of Senior Management

On January 29, 2010, Mr. Zongwei Xiao has resigned as the Joint Company Secretary of the Company, and Mr. Yongzhi Jiang was appointed as the Joint Company Secretary of the Company effective the same day.

Formation of Significant Joint Venture

On March 13, 2010, CNOOC International Limited, a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Bridas Energy Holdings Ltd. (“BEH”) to obtain a 50% equity interest in Bridas Corporation, a wholly-owned subsidiary of BEH, for an initial cash consideration of US$3.1 billion, which is subject to price adjustments on changes in the net debt of Bridas Corporation during the second half of 2009.  The transaction is expected to complete in the first half of 2010, subject to obtaining all governmental and regulatory approvals, permissions and consents required in the PRC and other terms and conditions. Upon completion, each of BEH and CNOOC International Limited will own a 50% equity interest in Bridas Corporation and jointly manage it.

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

	Hong Kong Stock Exchange		New York Stock Exchange
Period	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)
2005	6.05	3.80	76.73	48.16
2006	7.39	5.25	94.63	67.19
2007	16.92	6.16	216.49	78.18
2008	15.90	4.24	203.00	56.04
2009	12.90	6.08	166.63	76.63

2008 Financial Quarter
1st Quarter	14.12	9.65	183.36	134.75
2nd Quarter	15.90	11.50	203.00	152.78
3rd Quarter	14.06	8.16	174.91	104.91
4th Quarter	8.85	4.24	112.90	56.04
2009 Financial Quarter
1st Quarter	8.39	6.08	108.50	76.63
2nd Quarter	11.14	7.85	143.93	103.19
3rd Quarter	11.02	8.82	142.30	113.27
4th Quarter	12.90	10.24	166.63	131.15
2010 Financial Quarter
1st Quarter	13.24	11.02	169.73	139.83

Last Six Months
October 2009	12.90	10.24	162.83	131.15
November 2009	12.88	11.54	166.63	151.79
December 2009	12.34	11.72	157.84	151.84
January 2010	13.24	11.02	169.73	139.83
February 2010	12.42	11.14	160.31	145.30
March 2010	12.96	12.16	167.25	156.92

ITEM 10.  ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

We have not entered into any material contracts in the last two years other than in the ordinary course of business and other than those described in “Item 7―Major Shareholders and Related Party Transactions―Related Party Transactions” and “Item 8―Financial Information―Significant Changes―Formation of Significant Joint Venture.”

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

The taxation of income and capital gains of holders of our shares or ADSs is subject to the laws and practices of the PRC, Hong Kong and of jurisdictions in which holders of our shares or ADSs are resident or otherwise subject to tax.  The following is a summary of taxation provisions that are anticipated to be material based on current law and practice.  This summary is subject to change and does not constitute legal or tax advice.  The discussion does not deal with all possible tax consequences relating to an investment in our shares or ADSs.  In particular, the discussion does not address the tax consequences under state, local or other laws, such as non-PRC, non-Hong Kong or non-U.S. federal laws.  Accordingly, we urge you to consult your tax adviser regarding the tax consequences of an investment in our shares and ADSs.  The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to changes.  There is no reciprocal tax treaty in effect between Hong Kong and the United States.

The PRC

In 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law, and the PRC State Council subsequently issued the Implementation Regulations of the Enterprise Income Tax Law. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT Law, provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “Chinese Resident Enterprises.”  Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by the State Administration of Taxation of the PRC on April 22, 2009 (the “Notice”), our management believes that we are likely to be considered as a Chinese Resident Enterprise based on the criteria as set out in the Notice. We have applied to the relevant tax authority to determine whether we are a CRE and are waiting for the final determination.

 Under the new EIT Law, if we are considered as a Chinese Resident Enterprise, dividends we pay to non-resident enterprise holders of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to a 10% PRC withholding tax.  Dividends we pay to non-resident non-enterprise holders, including individuals, of our ADSs or ordinary shares who hold our ADSs or ordinary shares in the names of non-resident enterprises in the registers of members of our Depositary or share registrar may also be subject to a 10% PRC withholding tax.  The 10% dividend withholding tax rate would not be reduced under the 1984 Agreement between the United States and the People’s Republic of China for the Avoidance of Double Taxation (the “PRC Treaty”).

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

United States

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of ADSs or shares by U.S. Holders (as defined below), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold such ADSs or shares. This discussion does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold ADSs or shares as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•	persons holding ADSs or shares as part of a hedge, straddle, conversion, integrated transaction or similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•	persons that own or are deemed to own 10% or more of our voting stock;
•	persons who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations and the PRC Treaty, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of holding and disposing of ADSs or shares in their particular circumstances.

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

Taxation of Distributions

Distributions received by a U.S. Holder on ADSs or shares, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the Hong Kong dollar distribution, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (or, in the case of shares, received by the holder), regardless of whether the payment is converted into U.S. dollars on the date of receipt.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

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

As described in “—Taxation—The PRC,” if we are a CRE under PRC tax law, dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding taxes.  For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes.  Subject to applicable limitations, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends on ADSs or shares at a rate not exceeding the rate provided by the PRC Treaty may be creditable against the U.S. Holder’s U.S. federal income tax liability.  PRC taxes withheld in excess of the rate applicable under the PRC Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.  Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of ADSs or Shares

A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of ADSs or shares, which will be long-term capital gain or loss if the holder has held such ADSs or shares for more than one year.  The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the sale or other disposition (as determined in U.S. dollars) and such holder’s tax basis in the ADSs or shares (as determined in U.S. dollars).  Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009.  In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, certain adverse U.S. federal income tax rules would apply on a disposition (including a pledge) of ADSs or shares by the U.S. Holder.  In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to each such taxable year.  Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, described immediately above.  Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars.  During the ten years prior to 2005, the PRC government’s policy of maintaining a stable exchange rate and China’s ample foreign reserves had contributed to the stability of Renminbi.  On July 21, 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach that is based on market supply and demand and with reference to a basket of currencies.  Renminbi is no longer pegged to U.S. dollars.  From January 1, 2009 to March 31, 2010, Renminbi appreciated approximately 0.12% against U.S. dollar. However, the Chinese government has not yet determined if or when the exchange rate will be deregulated.

Our management has assessed our exposure to foreign currency risk using a sensitivity analysis.  Based on a five percent change in the value of the U.S. dollar occurring on December 31, 2009, the exposure of our results of operations, monetary assets and liabilities and investments in foreign subsidiaries would each be less than 1.27% of our profit for the year.

The appreciation of Renminbi against U.S. dollar may have the following impact on us:

•	Our oil and gas sales may decrease, because the benchmark oil and gas prices are usually in U.S. dollars;

•	Our cost for imported equipment and materials will decrease, because most of these costs are denominated in U.S. dollars; and

•	Our debt repayment burden will decrease, since all of our debt is denominated in U.S. dollars.

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

As of December 31, 2009, the interest rates for 36% of our outstanding debts were fixed.  The term of the weighted average balance was approximately 6.9 years.  A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

The following table sets forth additional information about the expected maturity dates of our outstanding debt as of December 31, 2009.

	2010	2011	2012	2013	2014	2015 and after	Total	Fair value as of December 31, 2009
	(Rmb in millions, except percentages)
Long-term debt, including current portion
Floating rate	122.1	165.3	196.8	228.2	259.7	10,966.9	11,939.0	12,491.8
Interest rate	LIBOR+	LIBOR+	LIBOR+	LIBOR+	LIBOR+	LIBOR+
	0.23% ~4%	0.23% ~4%	0.23% ~4%	0.23% ~4%	0.23% ~4%	0.23% ~4%

Long-term guaranteed notes
Fixed rate	—	—	3,414.1	1,365.6	—	2,048.5	6,828.2	7,113.5
Average interest rate	5.663%	5.663%	5.154%	5.215%	5.500%	5.500%

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.	AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A. is our Depositary.  The depositary’s office is located at 4 New York Plaza, New York, NY 10004. Each of our ADRs represents 100 shares of par value HK$0.02 per share.

ADR Fees Payable by Investors

The Depositary may charge each person to whom ADRs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions, and each person surrendering ADRs for withdrawal of deposited securities (including, without limitation, on the termination of the deposit agreement), US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered.

The charges of the Depositary payable by investors are as follows:

Category (as defined by SEC)	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares
Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:
•  Share distributions, stock split, rights, merger
•  Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities

US$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered
(b) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived its fees and expenses, of US$572,548.65 for the year ended December 31, 2009.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2009 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2009 (US$)
NYSE Listing fees	38,000.00
Investor relations1	65,969.01
Broker reimbursements2	318,579.64
Total	422,548.65
___________________
1 Includes United States depositary receipt training and investor relations expenses for road show in 2008.
2 Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2009:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2009 (US$)
Fees waived	150,000.00

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

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2009, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2009 was effective.

(c)           Attestation Report of the Registered Public Accounting Firm

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-4.

(d)           Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert.  Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B.  CODE OF ETHICS

Our Board adopted a code of ethics on August 28, 2003 to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters.  Such code of ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements.  We used to review our code of ethics and adopted a revised code of ethics in 2005. Pursuant to new provisions of the Hong Kong Stock Exchange Listing Rules effective January 1, 2009, we reviewed our code of ethics and adopted the revised code of ethics, or the New Code of Ethics, in August 2009, as part of our continuing efforts to improve our corporate governance standard.

We have provided all our directors and senior officers with a copy of the New Code of Ethics and require them to comply with it in order to ensure our operations are proper and lawful.  We will take disciplinary actions against any act which is in breach of the New Code of Ethics.  Any change or waiver, explicit or implicit, with respect to our New Code of Ethics, must be disclosed to our shareholders either in our annual report or on our internet website, www.cnoocltd.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountants for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements were Rmb 23.4 million for 2008 and Rmb 15.4 million (US$2.3 million) for 2009.

Audit-Related Fees

The aggregate fees billed for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were nil for 2008 and Rmb 1.1 million (approximately US$0.2 million) for 2009.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were Rmb 1.2 million for 2008 and approximately Rmb 45.0 thousand (approximately US$6.6 thousand) for 2009.

All Other Fees

The aggregate fees billed for professional services rendered by our principle accountant for risk management advisory services and information systems reviews were Rmb 0.5 million for 2008 and Rmb 1.5 million (US$0.2 million) for 2009.

The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal years 2008 and 2009.

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

During 2009, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

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

4.13
Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.14
Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).

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

11.1	Code of Ethics for Directors and Senior Officers, as amended in 2009.

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.

15.1	2009 Reserves Report of Ryder Scott Company, L.P.

15.2	2009 Reserves Report of Gaffney, Cline & Associates (Consultants) Pte Ltd.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

	By:	/s/ Yongzhi Jiang
Name: Yongzhi Jiang
Title: Joint Company Secretary
Date: April 23, 2010

CNOOC LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated statements of financial position of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2009 and 2008, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards as issued by the Hong Kong Institute of Certified Public Accountants.

As discussed in note 3 to the consolidated financial statements, the Company has changed its reserve estimates and related disclosures as a result of adopting new oil and gas reserve estimation and disclosure requirements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2010 expressed an unqualified opinion thereon.

/S/ Ernst & Young
Certified Public Accountants
Hong Kong
March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited CNOOC Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CNOOC Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CNOOC Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of CNOOC Limited as of December 31, 2009 and 2008, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2009 of CNOOC Limited and our report dated March 31, 2010 expressed an unqualified opinion thereon.

/S/ Ernst & Young
Certified Public Accountants
Hong Kong
March 31, 2010

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

		2007	2008	2009	2009
	Notes	RMB’000	RMB’000	RMB’000	US$’000
REVENUE
Oil and gas sales	5	73,036,906	100,831,333	83,914,379	12,293,526
Marketing revenues		17,397,338	22,966,752	20,751,961	3,040,180
Other income		289,587	2,179,297	528,737	77,460

		90,723,831	125,977,382	105,195,077	15,411,166

EXPENSES
Operating expenses		(8,039,603)	(9,990,368)	(12,490,363)	(1,829,849)
Production taxes	11	(3,497,440)	(4,889,272)	(3,647,153)	(534,311)
Exploration expenses		(3,432,419)	(3,409,546)	(3,233,683)	(473,737)
Depreciation, depletion and amortization	7	(7,936,170)	(10,057,665)	(15,942,902)	(2,335,648)
Special oil gain levy	6	(6,837,213)	(16,238,234)	(6,357,304)	(931,350)
Impairment and inventory provision	14,19	(613,505)	(1,541,458)	(6,903)	(1,011)
Crude oil and product purchases		(17,082,624)	(22,675,049)	(20,455,217)	(2,996,706)
Selling and administrative expenses		(1,741,161)	(1,742,597)	(2,263,957)	(331,672)
Others		(344,679)	(1,568,039)	(473,015)	(69,298)

		(49,524,814)	(72,112,228)	(64,870,497)	(9,503,582)

PROFIT FROM OPERATING ACTIVITIES		41,199,017	53,865,154	40,324,580	5,907,584

Interest income	7	672,987	1,091,024	638,252	93,504
Finance costs	8	(2,031,788)	(415,271)	(534,539)	(78,310)
Exchange gains, net	7	1,855,968	2,551,260	53,799	7,882
Investment income	7	902,378	475,925	199,925	29,289
Share of profits of associates		719,039	374,111	173,459	25,412
Non-operating expenses, net		(6,979)	(61,917)	(34,385)	(5,037)

PROFIT BEFORE TAX	7	43,310,622	57,880,286	40,821,091	5,980,324
Income tax expense	11	(12,052,323)	(13,505,032)	(11,335,516)	(1,660,663)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		31,258,299	44,375,254	29,485,575	4,319,661

OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(3,861,917)	(5,074,423)	(158,312)	(23,193)
Net (loss)/gain on available-for-sale financial assets, net of tax	18	3,416	10,310	(73,736)	(10,802)
Share of other comprehensive income of associates		-	4,316	6,979	1,022

OTHER COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(3,858,501)	(5,059,797)	(225,069)	(32,973)

TOTAL COMPREHENSIVE INCOME		27,399,798	39,315,457	29,260,506	4,286,688

EARNINGS PER SHARE FOR THE YEAR ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	13	RMB0.72	RMB0.99	RMB0.66	USD0.10
Diluted	13	RMB0.72	RMB0.99	RMB0.66	USD0.10

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2008 AND 2009

		2008	2009	2009
	Notes	RMB’000	RMB’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	14	138,358,136	165,319,871	24,219,498
Intangible assets	15	1,205,645	1,230,127	180,215
Investments in associates	16	1,785,155	1,726,806	252,979
Available-for-sale financial assets	18	1,549,797	3,119,955	457,075

Total non-current assets		142,898,733	171,396,759	25,109,767

CURRENT ASSETS
Inventories and supplies	19	2,684,372	3,145,855	460,870
Trade receivables	20	3,387,910	6,397,601	937,254
Due from related companies		2,856,267	6,952,572	1,018,558
Available-for-sale financial assets	18	11,660,649	8,582,364	1,257,323
Other current assets		2,119,465	2,308,035	338,129
Time deposits with maturity over three months	21	21,300,000	20,870,000	3,057,472
Cash and cash equivalents	21	19,761,618	22,615,037	3,313,122

Total current assets		63,770,281	70,871,464	10,382,728

CURRENT LIABILITIES
Trade and accrued payables	22	8,991,650	7,544,830	1,105,324
Due to the parent company		204,814	368,464	53,980
Due to related companies		2,921,713	8,062,810	1,181,208
Other payables and accrued liabilities	23	3,815,989	9,405,093	1,377,854
Current portion of long term bank loans	24	16,623	122,092	17,887
Taxes payable		2,848,454	5,538,661	811,418

Total current liabilities		18,799,243	31,041,950	4,547,671

NET CURRENT ASSETS		44,971,038	39,829,514	5,835,057

TOTAL ASSETS LESS CURRENT LIABILITIES		187,869,771	211,226,273	30,944,824

NON-CURRENT LIABILITIES
Long term bank loans	24	7,115,408	11,816,908	1,731,187
Long term guaranteed notes	25	6,748,598	6,753,153	989,343
Provision for dismantlement	26	8,339,734	11,281,089	1,652,689
Deferred tax liabilities	11	5,428,323	7,439,620	1,089,910

Total non-current liabilities		27,632,063	37,290,770	5,463,129

Net assets		160,237,708	173,935,503	25,481,695

EQUITY
Equity attributable to owners of the parent
Issued capital	27	949,299	949,299	139,073
Reserves	28	159,288,409	172,986,204	25,342,622

Total equity		160,237,708	173,935,503	25,481,695

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves		Retained earnings	Proposed final dividend		Total	Minority interests	Total equity
	RMB’000	RMB’000		RMB’000	RMB’000		RMB’000		RMB’000	RMB’000		RMB’000	RMB’000	RMB’000

At January 1, 2007	923,653	34,965,514		(1,770,537)	19,460,631		275,045		47,915,803	6,001,819		107,771,928	41,945	107,813,873

Total comprehensive income for the year	-	-		(3,861,917)	-		3,416		31,258,299	-		27,399,798	-	27,399,798

2006 final dividend	-	-		-	-		-		25,598	(6,001,819)		(5,976,221)	-	(5,976,221)
2007 interim dividend	-	-		-	-		-		(5,547,488)	-		(5,547,488)	-	(5,547,488)
Proposed 2007 final dividend	-	-		-	-		-		(7,052,445)	7,052,445		-	-	-
Conversion from bonds	18,888	6,078,272		-	-		4,471,324		-	-		10,568,484	-	10,568,484
Appropriation to statutory and non-distributable reserves	-	-		-	539,369		-		(539,369)	-		-	-	-
Equity-settled share option expense	-	-		-	-		98,237		-	-		98,237	-	98,237
Share of losses	-	-		-	-		-		-	-		-	(41,945)	(41,945)

At December 31, 2007	942,541	41,043,786	*	(5,632,454)*	20,000,000	*	4,848,022	*	66,060,398 *	7,052,445	*	134,314,738	-	134,314,738

At January 1, 2008	942,541	41,043,786		(5,632,454)	20,000,000		4,848,022		66,060,398	7,052,445		134,314,738	-	134,314,738

Total comprehensive income for the year	-	-		(5,074,423)	-		14,626		44,375,254	-		39,315,457	-	39,315,457

2007 final dividend	-	-		-	-		-		230,915	(7,052,445)		(6,821,530)	-	(6,821,530)
2008 interim dividend	-	-		-	-		-		(7,830,243)	-		(7,830,243)	-	(7,830,243)
Proposed 2008 final dividend	-	-		-	-		-		(7,878,753)	7,878,753		-	-	-
Conversion from bonds**	6,732	1,080,461		-	-		-		-	-		1,087,193	-	1,087,193
Exercise of share options	26	4,848		-	-		-		-	-		4,874	-	4,874
Equity-settled share option expense	-	-		-	-		167,219		-	-		167,219	-	167,219
Appropriation of safety fund	-	-		-	-		33,831		(33,831)	-		-	-	-

At December 31, 2008	949,299	42,129,095	*	(10,706,877)*	20,000,000	*	5,063,698	*	94,923,740 *	7,878,753	*	160,237,708	-	160,237,708

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve		Statutory and non-distributable reserves		Other reserves		Retained earnings		Proposed final dividend		Total
	RMB’000	RMB’000		RMB’000		RMB’000		RMB’000		RMB’000		RMB’000		RMB’000

At January 1, 2009	949,299	42,129,095		(10,706,877)		20,000,000		5,063,698		94,923,740		7,878,753		160,237,708

Total comprehensive income for the year	-	-		(158,312)		-		(66,757)		29,485,575		-		29,260,506

2008 final dividend	-	-		-		-		-		5,360		(7,878,753)		(7,873,393)
2009 interim dividend	-	-		-		-		-		(7,873,661)		-		(7,873,661)
Proposed 2009 final dividend	-	-		-		-		-		(7,855,526)		7,855,526		-
Equity-settled share option expense	-	-		-		-		184,343		-		-		184,343
Appropriation and utilization of safety fund, net	-	-		-		-		(8,679)		8,679		-		-

At December 31, 2009	949,299	42,129,095	*	(10,865,189	)*	20,000,000	*	5,172,605	*	108,694,167	*	7,855,526	*	173,935,503

*	These reserve accounts comprise the consolidated reserves of approximately RMB172,986,204,000 (2008: RMB159,288,409,000, 2007: RMB133,372,197,000) in the consolidated statements of financial position.

**
On February 21, 2008, the Group extinguished the outstanding convertible bonds by exercising an early redemption option. The withdrawal of listing of the convertible bonds on the Stock Exchange of Hong Kong Limited (“HKSE”) was effective at the close of business on March 6, 2008. The Group currently has no outstanding convertible bonds.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

		2007	2008	2009	2009
	Notes	RMB’000	RMB’000	RMB’000	US$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	31	53,041,602	71,181,383	61,618,522	9,027,164
Income taxes paid		(11,741,048)	(15,442,948)	(8,760,638)	(1,283,441)

Net cash generated from operating activities		41,300,554	55,738,435	52,857,884	7,743,723

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		-	(1,003,702)	(1,016,821)	(148,965)
Additions of property, plant and equipment		(26,862,293)	(36,317,038)	(42,416,706)	(6,214,083)
Additions of intangible assets		(79,844)	(93,317)	(193,258)	(28,312)
Decrease/(increase) in time deposits with maturity over three months		2,032,797	(14,100,000)	430,000	62,995
Proceeds from disposal of non-current assets held for sale		-	1,552,228	-	-
Dividends received from associates		231,555	624,271	238,787	34,982
Interest received		672,987	1,091,024	764,804	112,044
Investment income received		660,509	75,881	22,382	3,279
Purchases of long term available-for-sale financial assets		-	-	(1,572,415)	(230,360)
Purchases of current available-for-sale financial assets		(3,606,978)	(6,490,784)	(6,080,000)	(890,725)
Proceeds from sale of current available-for-sale financial assets		8,535,241	1,920,283	9,257,081	1,356,170
Purchase of held-to-maturity financial assets		(3,000,000)	-	(3,000,000)	(439,502)
Sale of held-to-maturity financial assets		-	3,000,000	3,000,000	439,502
Proceeds from disposal of property, plant and equipment		42,040	756,846	25,439	3,727

Net cash flows used in investing activities		(21,373,986)	(48,984,308)	(40,540,707)	(5,939,248)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans		895,702	4,803,807	5,306,969	777,475
Repayment of bank loans		(17,816)	(249,903)	(500,000)	(73,250)
Dividends paid		(11,523,709)	(14,651,773)	(14,175,349)	(2,076,700)
Interest paid		(153,031)	(36,044)	(34,907)	(5,114)
Proceeds from exercise of share options		-	4,874	-	-

Net cash flows used in financing activities		(10,798,854)	(10,129,039)	(9,403,287)	(1,377,589)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		9,127,714	(3,374,912)	2,913,890	426,886
Cash and cash equivalents at beginning of year		14,364,055	23,356,569	19,761,618	2,895,093
Effect of foreign exchange rate changes, net		(135,200)	(220,039)	(60,471)	(8,857)

CASH AND CASH EQUIVALENTS AT END OF YEAR	21	23,356,569	19,761,618	22,615,037	3,313,122

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC September 15, 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC
CNOOC International Limited	British Virgin Islands August 23, 1999	US$2	100%	Investment holding
China Offshore Oil (Singapore) International Pte. Ltd.	Singapore May 14, 1993	SG$3 million	100%	Sale and marketing of petroleum products outside the PRC
CNOOC Finance (2002) Limited	British Virgin Islands January 24, 2002	US$1,000	100%	Bond issuance
CNOOC Finance (2003) Limited	British Virgin Islands April 2, 2003	US$1,000	100%	Bond issuance

Indirectly held subsidiaries*:
Malacca Petroleum Limited	Bermuda November 2, 1995	US$12,000	100%	Petroleum exploration, development and production in Indonesia
OOGC America, Inc.	State of Delaware, United States of America August 28, 1997	US$1,000	100%	Investment holding
OOGC Malacca Limited	Bermuda November 23, 1995	US$12,000	100%	Petroleum exploration, development and production in Indonesia
CNOOC Southeast Asia Limited	Bermuda May 16, 1997	US$12,000	100%	Investment holding
CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC SES Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Poleng Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Madura Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (continued)

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries* (continued):
CNOOC NWS Private Limited	Singapore October 8, 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC Muturi Limited	Isle of Man February 8, 1996	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia

CNOOC Exploration & Production Nigeria Limited	Nigeria January 6, 2006	Naira10 million	100%	Petroleum exploration, development and production in Africa

AERD Projects Nigeria Limited	Nigeria January 28, 2005	Naira10 million	92.11%	Petroleum exploration, development and production in Africa

*	Indirectly held through CNOOC International Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that are first effective for the current accounting year commencing January 1, 2009 or later but available for early adoption. The equivalent new and revised HKFRSs and HKFRS Interpretations consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(a)	Standards, revisions and amendments to IFRSs and HKFRSs which are applicable to the Group, and have been adopted for the first time for the current year’s financial statements:

IFRS 2/HKFRS 2 (Amended) - Share-based Payment – Vesting Conditions and Cancellations

The Amendments clarify the definition of vesting conditions and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, the adoption of the Amendments did not have any impact on its accounting for share-based payments.

IFRS 7/HKFRS 7 (Amended) - Financial Instruments: Disclosures

The Amendments introduce a three-level hierarchy for fair value measurement disclosures. It also requires entities to provide additional disclosures about the fair value measurements and liquidity risk. The fair value measurement disclosures are presented in note 33. The liquidity risk disclosures are not significantly impacted by the Amendments as presented in note 35.

IFRS 8/HKFRS 8 – Operating Segments

This standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group. The Group determined that the operating segments were the same as the business segments previously identified under IAS 14/HKAS 14 Segment Reporting. Additional disclosures about each of these segments, including the related comparative information are shown in note 4.

IAS 1/HKAS 1 (Revised) – Presentation of Financial Statements

The revised standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this standard introduces the statement of comprehensive income. It presents all items of recognized income and expense either in one single statement, or in two linked statements. The Group has elected to present one single statement.

IAS 23/HKAS 23 (Revised) – Borrowing Costs

The revised standard requires capitalization of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group’s current policy for borrowing costs aligns with the requirements of the revised standard, the revised standard has no impact on the Group.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(b)
Standards, amendments and revisions which are applicable to the Group, and that are effective for accounting periods beginning on or after January 1, 2010, and will only be adopted by the Group upon or after their respective effective dates:

IFRS 3/HKFRS 3 (Revised) - Business Combinations and IAS 27/HKAS 27 (Amended) - Consolidated and Separate Financial Statements

IFRS 3/HKFRS 3 (Revised) introduces some changes in the accounting for business combinations occurring on or after January 1, 2010. Changes affect the valuation of non-controlling interests, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reporting results.

IAS 27/HKAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss.

IFRS 3/HKFRS 3 (Revised) - Business Combinations and IAS 27/HKAS 27 (Amended) - Consolidated and Separate Financial Statements will become effective on January 1, 2010. The changes introduced by these revised standards must be applied prospectively and will affect the accounting of future acquisitions, loss of control and transactions with non-controlling interests.

IFRS 9/HKFRS 9 - Financial Instruments

IFRS 9/HKFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39/HKAS 39. The approach in IFRS 9/HKFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. This new standard will become effective on January 1, 2013. The Group has not yet determined the extent of the impact of IFRS 9/HKFRS 9.

IAS 24/HKAS 24 (Revised) - Related Party Disclosures

IAS 24/HKAS 24 (Revised) clarifies and simplifies the definition of related parties.  It also provides for a partial exemption of related party disclosure to government-related entities for transactions with the same government or entities that are controlled, jointly controlled or significantly influenced by the same government.  The Group expects to adopt IAS 24/HKAS 24 (Revised) from January 1, 2011 and the comparative related party disclosures will be amended accordingly.

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued Improvements to IFRSs/HKFRSs which sets out amendments to a number of IFRSs/HKFRSs primarily with a view to removing inconsistencies and clarifying wording. While the adoption of some of the amendments may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. The Group has also considered all other IFRICs issued and they are unlikely to have any financial impact on the Group.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared under the historical cost convention, except for current available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2009.

The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed at the date of acquisition.

Those oil and gas reserves and resources that are able to be reliably valued are recognized in the assessment of the fair values on acquisition. Other potential reserves, resources and rights, for which fair values cannot be reliably determined, are not recognized. The cost of an acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange plus cost directly attributable to the acquisition.

Subsidiaries

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity’s financial and operating policies. The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

Associates

An associate is an entity in which the Group has significant influence. The Group’s investments in its associates are accounted for using the equity method of accounting. The investments in the associates are carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate.

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated statement of comprehensive income and consolidated reserves, respectively. Unrealized gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates.

The results of associates are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint ventures

Certain of the Group’s activities are conducted through joint arrangements, including the production sharing arrangements. These arrangements are a form of joint venture whereby a contractual arrangement exists between two or more parties to undertake an economic activity that is subject to joint control. These joint arrangements are included in the consolidated financial statements in proportion to the Group’s interests in the income, expenses, assets and liabilities of these arrangements. The financial statements of the joint ventures are prepared for the same reporting period as the parent company. Adjustments are made where necessary to bring the accounting policies in line with those of the Group.

Reimbursement of the joint venture operator’s costs

When the Group acting as an operator receives reimbursement of direct costs recharged to a joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on the consolidated statement of comprehensive income.

In many cases, the Group also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs cannot often be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by charging an overhead fee that is based on a fixed percentage of the total costs incurred for the year. Although the purpose of this recharge is very similar to the reimbursement of direct costs, the Group is not acting as an agent in this case. Therefore, the general overhead expenses and the overhead fee are recognized in the consolidated statement of comprehensive income as an expense and income, respectively.

Jointly-controlled assets

A jointly controlled asset involves joint control and offers joint ownership by the Group and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

The Group accounts for its share of the jointly-controlled assets, any liabilities it has incurred, its share of any liabilities jointly incurred with other ventures, income from the sale or use of its share of the joint venture’s output, together with its share of the expenses incurred by the joint venture, and any expenses it incurs in relation to its interest in the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a corporation, partnership or any other entity in which each participant holds an interest. A jointly-controlled entity operates in the same way as other entities, controlling the assets of the joint venture, earning its own income and incurring its own liabilities and expenses. Interests in jointly-controlled entities are accounted for using the proportionate consolidation method.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated statement of comprehensive income in the period in which it arises.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the consolidated statement of comprehensive income in the period in which it arises.

Property, plant and equipment

Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment.

(a)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalizes the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognized based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalized. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

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

Capitalized acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

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

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are included in the consolidated statement of comprehensive income.

Intangible assets

Intangible assets with finite lives are carried at cost, less accumulated amortization and accumulated impairment losses. Such intangible assets except for gas processing rights, are amortized on a straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The intangible asset regarding the gas processing rights has been amortized upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding software have been amortized on a straight-line basis over three to five years.

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

Financial assets

Initial recognition and measurement

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Initial recognition and measurement (continued)

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases) are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationship as defined by IAS 39/HKAS 39. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in “Interest income” or “Finance costs” in the statement of comprehensive income.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Gains and losses are recognized in the consolidated statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(c)	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost less any allowance for impairment. Amortized cost is computed to the amount initially recognized minus principle repayment, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. Gains and losses are recognized in the consolidated statement of comprehensive income when the investments are derecognized or impaired, as well as through the amortization process.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other three categories. After initial recognition, available-for-sale financial assets are measured at fair value, with unrealized gains or losses recognized directly in equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated statement of comprehensive income. When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 33.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

(a)	Assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the consolidated statement of comprehensive income.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of comprehensive income, to the extent that the carrying value of the asset does not exceed amortized cost at the reversal date.

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

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the consolidated statement of comprehensive income, is transferred from equity to the consolidated statement of comprehensive income.

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortized cost. Impairment losses on equity instrument are not reversed through the consolidated statement of comprehensive income; increases in their fair value after impairments are recognized directly in equity. Impairment losses on debt instruments are reversed through the consolidated statement of comprehensive income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of comprehensive income.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Financial liabilities at amortized cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortized cost, using the effective interest method. The related interest expense is recognized within “Finance costs” in the consolidated statement of comprehensive income.

Gains and losses are recognized in the consolidated statement of comprehensive income when the liabilities are derecognized as well as through the amortization process.

Financial guarantee contracts

A financial guarantee contract is recognized initially as its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the consolidated statement of comprehensive income.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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

A general provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “Finance costs” in the consolidated statement of comprehensive income.

(b)	Dismantlement liability

Dismantlement liability is recognized when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related property, plant and equipment. The amount recognized is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

The Group recognizes a deferred tax asset and deferred tax liability regarding the temporary difference on the dismantlement liability and the dismantlement asset respectively.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date  in the countries where the Group operates and generates taxable income.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As at December 31, 2009, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries have not been recognized, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

●
where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from the sale of oil is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue from the production of oil in which the Group has an interest with other producers is recognized based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

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

Marketing revenues principally represent the sale of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil and gas sold is included in “Crude oil and product purchases”.

(c)	Other income

Other income mainly represents project management fees charged to foreign partners and handling fees charged to customers and is recognized when the services have been rendered. Reimbursement of insurance claims is recognized when the compensation becomes receivable.

(d)	Dividend income

Dividend income is recognized when the Group’s right to receive payment is established.

(e)	Interest income

Interest income is recognized as it accrues using the effective interest method.

The Group presents taxes collected from customers in the consolidated statement of comprehensive income on a net basis.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 27.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statement of comprehensive income for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest for the Group.

No equity-settled award was modified or cancelled during the years ended December 31, 2009 and 2008.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 11% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to the consolidated statement of comprehensive income in the year to which they relate.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences are taken to the consolidated statement of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain entities within the Group are currencies other than the RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in profit or loss.

For the convenience of the readers, translation of amounts from RMB into United States Dollars (“US$”) has been made at the rate of US$1.00=RMB 6.8259 on December 31, 2009. No representation is made that RMB amounts could have been, or could be, converted into US$ at the rate on December 31, 2009, or at any other rate.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated statement of comprehensive income on the straight-line basis over the lease terms.

Contingencies

A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognized in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the directors have made the following judgements, apart from those involving estimates, which have the most significant effect on the amounts recognized in the consolidated financial statements.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Pursuant to the amendments to oil and gas reserve estimation requirements under US Securities and Exchange Commission's final rules on "Modernization of Oil and Gas Reporting", which became effective for accounting periods ended on or after December 31, 2009, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves. Year-end prices were used for the estimation in the past accounting periods. However, it is not operational and cost-practical for management to estimate the effect of such change in accounting estimate precisely.

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

(e)	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company's domicile.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

4.	SEGMENT INFORMATION

(a)	Operating segments

The Group is organized on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The following table presents the segment financial information for the Group’s operating segments for the years ended December 31, 2007, 2008 and 2009.

	Independent operations			Production sharing contracts			Trading business			Corporate			Eliminations			Consolidated
	2007	2008	2009	2007	2008	2009	2007	2008	2009	2007	2008	2009	2007	2008	2009	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Sales to external customers:
Oil and gas sales	33,276,884	53,058,086	44,314,655	39,760,022	47,773,247	39,599,724	-	-	-	-	-	-	-	-	-	73,036,906	100,831,333	83,914,379
Marketing revenues	-	-	-	-	-	-	17,397,338	22,966,752	20,751,961	-	-	-	-	-	-	17,397,338	22,966,752	20,751,961
Intersegment revenues	1,128,726	1,035,292	102,278	6,006,262	6,787,259	8,828,793	-	-	-	-	-	-	(7,134,988)	(7,822,551)	(8,931,071)	-	-	-
Other income	180,604	588,948	239,721	49,428	1,459,239	169,967	-	-	-	59,555	131,110	119,049	-	-	-	289,587	2,179,297	528,737

Total	34,586,214	54,682,326	44,656,654	45,815,712	56,019,745	48,598,484	17,397,338	22,966,752	20,751,961	59,555	131,110	119,049	(7,134,988)	(7,822,551)	(8,931,071)	90,723,831	125,977,382	105,195,077

Segment results
Operating expenses	(3,119,948)	(4,543,039)	(6,184,270)	(4,919,655)	(5,447,329)	(6,306,093)	-	-	-	-	-	-	-	-	-	(8,039,603)	(9,990,368)	(12,490,363)
Production taxes	(1,697,064)	(2,769,550)	(2,245,181)	(1,800,376)	(2,119,722)	(1,401,972)	-	-	-	-	-	-	-	-	-	(3,497,440)	(4,889,272)	(3,647,153)
Exploration costs	(1,870,775)	(2,534,409)	(2,400,933)	(1,561,644)	(875,137)	(832,750)	-	-	-	-	-	-	-	-	-	(3,432,419)	(3,409,546)	(3,233,683)
Depreciation, depletion and amortization	(2,951,492)	(5,223,311)	(6,845,081)	(4,984,678)	(4,834,354)	(9,097,821)	-	-	-	-	-	-	-	-	-	(7,936,170)	(10,057,665)	(15,942,902)
Special oil gain levy	(3,315,007)	(9,135,879)	(4,039,689)	(3,522,206)	(7,102,355)	(2,317,615)	-	-	-	-	-	-	-	-	-	(6,837,213)	(16,238,234)	(6,357,304)
Impairment and inventory provision	-	(5,425)	(7,265)	(613,505)	(1,536,033)	362	-	-	-	-	-	-	-	-	-	(613,505)	(1,541,458)	(6,903)
Crude oil and product purchases	-	-	-	-	-	-	(17,082,624)	(22,675,049)	(20,455,217)	-	-	-	-	-	-	(17,082,624)	(22,675,049)	(20,455,217)
Selling and administrative expenses	(57,363)	(67,069)	(32,858)	(738,895)	(404,058)	(989,237)	-	-	-	(944,903)	(1,271,470)	(1,241,862)	-	-	-	(1,741,161)	(1,742,597)	(2,263,957)
Others	(82,468)	(1,136,879)	-	(256,348)	(379,735)	(448,384)	-	-	-	(5,863)	(51,425)	(24,631)	-	-	-	(344,679)	(1,568,039)	(473,015)
Interest income	-	-	-	37,016	948	4,689	-	-	-	635,971	1,090,076	633,563	-	-	-	672,987	1,091,024	638,252
Finance costs	(184,521)	(225,337)	(295,777)	(192,516)	(181,001)	(211,432)	-	-	-	(1,654,751)	(8,933)	(27,330)	-	-	-	(2,031,788)	(415,271)	(534,539)
Exchange gains/(losses), net	79	360	-	(13,109)	(46,062)	25,434	-	-	-	1,868,998	2,596,962	28,365	-	-	-	1,855,968	2,551,260	53,799
Investment income	-	-	-	-	-	-	-	-	-	902,378	475,925	199,925	-	-	-	902,378	475,925	199,925
Share of profits of associates	-	-	-	-	-	-	-	-	-	719,039	374,111	173,459	-	-	-	719,039	374,111	173,459
Non-operating expenses, net	-	-	-	-	-	-	-	-	-	(6,979)	(61,917)	(34,385)	-	-	-	(6,979)	(61,917)	(34,385)
Income tax expense	-	-	-	-	-	-	-	-	-	(12,052,323)	(13,505,032)	(11,335,516)	-	-	-	(12,052,323)	(13,505,032)	(11,335,516)

Segment profit for the year	21,307,655	29,041,788	22,605,600	27,249,796	33,094,907	27,023,665	314,714	291,703	296,744	(10,478,878)	(10,230,593)	(11,509,363)	(7,134,988)	(7,822,551)	(8,931,071)	31,258,299	44,375,254	29,485,575

Other segment information
Segment assets	45,256,127	59,570,546	83,722,039	85,965,366	98,263,175	112,632,892	889,072	671,307	2,202,254	44,564,882	46,378,831	41,984,232	-	-	-	176,675,447	204,883,859	240,541,417
Investments in associates	-	-	-	-	-	-	-	-	-	2,030,999	1,785,155	1,726,806	-	-	-	2,030,999	1,785,155	1,726,806
Non-current asset classified as held for sale	-	-	-	1,086,798	-	-	-	-	-	-	-	-	-	-	-	1,086,798	-	-

Total assets	45,256,127	59,570,546	83,722,039	87,052,164	98,263,175	112,632,892	889,072	671,307	2,202,254	46,595,881	48,163,986	43,711,038	-	-	-	179,793,244	206,669,014	242,268,223

Segment liabilities	(8,514,615)	(11,897,451)	(16,557,308)	(17,718,385)	(19,979,928)	(31,698,358)	(296,971)	(284,690)	(428,178)	(18,460,213)	(14,269,237)	(19,648,876)	-	-	-	(44,990,184)	(46,431,306)	(68,332,720)
Liabilities directly associated with a non-current asset classified as held for sale	-	-	-	(488,322)	-	-	-	-	-	-	-	-	-	-	-	(488,322)	-	-

Total liabilities	(8,514,615)	(11,897,451)	(16,557,308)	(18,206,707)	(19,979,928)	(31,698,358)	(296,971)	(284,690)	(428,178)	(18,460,213)	(14,269,237)	(19,648,876)	-	-	-	(45,478,506)	(46,431,306)	(68,332,720)

Capital expendi- tures	14,308,055	19,444,927	30,415,023	16,711,935	17,808,777	13,251,396	-	-	-	26,186	146,318	41,358	-	-	-	31,046,176	37,400,022	43,707,777

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

4.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development and production of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada and Singapore.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical information is presented for revenues from external customers as over 76% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets and capital expenditure information for the Group’s geographical information for the years ended December 31, 2007, 2008 and 2009.

	PRC			Africa			Indonesia			Others			Consolidation and elimination			Total
	2007	2008	2009	2007	2008	2009	2007	2008	2009	2007	2008	2009	2007	2008	2009	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-current assets	75,872,447	91,074,990	115,148,448	28,764,535	33,009,769	33,901,366	13,668,384	13,478,255	13,844,432	8,044,775	7,521,911	9,269,208	(4,107,734)	(3,735,989)	(3,886,650)	122,242,407	141,348,936	168,276,804
Capital expenditures	20,876,934	26,671,778	36,881,164	7,012,317	6,161,935	3,163,512	2,748,191	3,409,775	1,574,841	408,734	1,156,534	2,088,260	-	-	-	31,046,176	37,400,022	43,707,777

The information on non-current assets above is based on the location of assets and excludes financial instruments.

Information about a major customer

The current year revenue of approximately RMB24,332,653,000 (2008: RMB46,482,906,000, 2007: RMB36,681,065,000) was derived from sales by the independent operations and production sharing contracts segments to a single customer, including sales to a group of entities which are known to be under common control with that customer.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

5.	OIL AND GAS SALES

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Gross sales	78,181,343	105,643,389	87,762,658
Less: Royalties	(1,059,018)	(845,543)	(1,463,385)
PRC government’s share of oil	(4,085,419)	(3,966,513)	(2,384,894)

Oil and gas sales	73,036,906	100,831,333	83,914,379

6.	SPECIAL OIL GAIN LEVY

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

7.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Crediting:
Interest income on bank deposits	(672,987)	(1,091,024)	(638,252)
Exchange gains, net	(1,855,968)	(2,551,260)	(53,799)

Investment income:
– Net gain from available-for-sale publicly traded investments	(473,644)	(475,925)	(199,925)
– Net gain from available-for-sale non-publicly traded investments	(428,734)	-	-

	(902,378)	(475,925)	(199,925)

Charging:
Auditors’ remuneration:
– Audit fee	14,371	23,424	15,447
– Other fees	2,937	1,707	2,619

	17,308	25,131	18,066

Employee benefit expense (including directors’ remuneration (note 9)):
– Wages, salaries and allowances	741,372	837,817	952,319
– Labour costs paid to contractors	1,330,820	1,521,710	1,696,767
– Equity-settled share option expenses	98,237	167,219	184,343

	2,170,429	2,526,746	2,833,429

Depreciation, depletion and amortization:
– Property, plant and equipment	7,885,565	10,238,038	15,819,121
– Intangible assets	69,478	139,017	167,776
Less: net amount capitalized	(18,873)	(319,390)	(43,995)

	7,936,170	10,057,665	15,942,902

Operating lease rentals:
– Office properties	120,771	111,508	127,008
– Equipment	557,947	1,237,954	1,653,464

	678,718	1,349,462	1,780,472

Loss/(gain) on disposal of property, plant and equipment	55,755	274,537	(1,564)
Repairs and maintenance	1,270,649	1,822,773	1,846,688
Research and development costs	482,237	507,078	539,233
Provision for inventory obsolescence	4,651	5,374	6,955

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

8.	FINANCE COSTS

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Interest on bank loans which are repayable within five years	182,144	107,853	87,394
Interest on other loans (including convertible bonds)	688,876	416,265	386,838
Other borrowing costs	78,393	35,932	33,593

Total borrowing costs	949,413	560,050	507,825

Less: Amount capitalized in property, plant and equipment (note 14)**	(846,206)	(524,006)	(439,850)

	103,207	36,044	67,975
Other finance costs:
Unwinding of discount on provision for dismantlement (note 26)	305,758	379,227	466,439
Other*	1,622,823	–	125

	2,031,788	415,271	534,539

*	Other finance costs in 2007 represented the fair value losses on embedded derivative component of convertible bonds.

**
The interest rates used to determine the amount of related borrowing costs for capitalization varied from 4.1% to 6.375% (2008: from 4.1% to 6.375%, 2007: from 4.1% to 6.375%) per annum during the year.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

9.	DIRECTORS’ REMUNERATION

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during	Share option
	Fees (1)	in kind (1)	bonuses	contributions	the year	benefits (8)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2009
Executive directors:
Fu Chengyu (7)	837	3,014	-	87	3,938	6,489
Yang Hua (7)	837	2,415	-	79	3,331	2,982
Wu Guangqi (7)	837	1,311	-	78	2,226	2,982

Subtotal	2,511	6,740	-	244	9,495	12,453

Non-executive directors:
Luo Han (3)	233	-	-	-	233	-
Cao Xinghe	837	-	-	-	837	2,982
Wu Zhenfang	837	-	-	-	837	2,982
Zhou Shouwei (2)	910	611	-	20	1,541	4,553

Subtotal	2,817	611	-	20	3,448	10,517

Independent non-executive
directors:
Edgar W. K. Cheng (5)	-	-	-	-	-	-
Chiu Sung Hong	934	-	-	-	934	-
Lawrence J. Lau (5)	-	-	-	-	-	-
Tse Hau Yin, Aloysius	969	-	-	-	969	-
Wang Tao	419	-	-	-	419	-

Subtotal	2,322	-	-	-	2,322	-

Total	7,650	7,351	-	264	15,265	22,970

2008
Executive directors:
Fu Chengyu	847	3,051	2,616	88	6,602	5,445
Zhou Shouwei	847	2,475	1,766	79	5,167	3,817
Yang Hua	847	2,349	1,665	77	4,938	2,503
Wu Guangqi	847	1,327	678	78	2,930	2,503

Subtotal	3,388	9,202	6,725	322	19,637	14,268

Luo Han	945	-	-	-	945	2,503
Cao Xinghe	847	-	-	-	847	2,124
Wu Zhenfang	847	-	-	-	847	2,124

Subtotal	2,639	-	-	-	2,639	6,751

Independent non-executive
directors:
Edgar W. K. Cheng (5)	-	-	-	-	-	-
Chiu Sung Hong	945	-	-	-	945	-
Evert Henkes (4)	424	-	-	-	424	-
Lawrence J. Lau (5)	-	-	-	-	-	-
Tse Hau Yin, Aloysius	981	-	-	-	981	-
Wang Tao (6)	502	-	-	-	502	-

Subtotal	2,852	-	-	-	2,852	-

Total	8,879	9,202	6,725	322	25,128	21,019

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

9.	DIRECTORS’ REMUNERATION

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during	Share option
	Fees (1)	in kind (1)	bonuses	contributions	the year	benefits (8)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2007
Executive directors:
Fu Chengyu	929	3,346	2,329	88	6,692	4,610
Zhou Shouwei	929	2,481	1,233	79	4,722	3,229
Yang Hua	929	1,871	1,076	76	3,952	2,120
Wu Guangqi	929	1,390	675	78	3,072	1,680

Subtotal	3,716	9,088	5,313	321	18,438	11,639

Non-executive directors:
Luo Han	1,037	-	-	-	1,037	2,120
Cao Xinghe	929	-	-	-	929	1,272
Wu Zhenfang	929	-	-	-	929	1,272

Subtotal	2,895	-	-	-	2,895	4,664

Independent non-executive
directors:
Edgar W. K. Cheng (5)	-	-	-	-	-	-
Chiu Sung Hong	1,037	-	-	-	1,037	440
Evert Henkes	929	-	-	-	929	440
Lawrence J. Lau (5)	-	-	-	-	-	-
Tse Hau Yin, Aloysius	1,076	-	-	-	1,076	-

Subtotal	3,042	-	-	-	3,042	880

Total	9,653	9,088	5,313	321	24,375	17,183

Notes:

(1)	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	Mr. Zhou Shouwei was re-designated from executive director to non-executive director with effect from March 31, 2009.

(3)	Mr. Luo Han retired as a non-executive director of the Company with effect from March 31, 2009.

(4)	Mr. Evert Henkes retired as an independent non-executive director with effect from May 29, 2008.

(5)	Dr. Edgar W. K. Cheng and Professor Lawrence J. Lau have voluntarily waived their remuneration as directors in 2007, 2008 and 2009.

(6)	Mr. Wang Tao was elected as an independent non-executive director with effect from May 29, 2008.

(7)
The Board considered the decrease in net profit of the Company compared to 2008 was mainly attributable to the lower oil prices in 2009. The Board recognized the performance of the management of the Company, and the Board agreed the executive directors waived their performance related bonuses in 2009.

(8)
During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 27 to the financial statements.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

10.	FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2008: four, 2007: four) directors and one (2008: one, 2007: one) non-director employee. Their remuneration and share option benefits are as follows:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Fees*	3,716	3,388	4,309
Basic salaries, allowances and benefits in kind*	11,646	11,548	8,845
Performance related bonuses	6,137	7,569	703
Pension scheme contributions	424	426	356

Amount paid/payable during the year	21,923	22,931	14,213
Share option benefits**	13,625	16,661	18,438

	35,548	39,592	32,651

Number of directors	4	4	4
Number of non-director employee	1	1	1

*	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

**
During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group. Further details are included in note 27 to the financial statements.

The five highest paid individuals in the Group for each of the three years ended December 31, 2007, 2008 and 2009 were also the five highest paid directors or senior management and their emoluments are reflected in the analysis shown above.

The number of the five highest paid directors and senior management whose remuneration and share option benefits fell within the following bands is as follows:

	2007	2008	2009

Nil to RMB5,000,000	1	-	1
RMB5,000,001 to RMB5,500,000	1	1	1
RMB5,500,001 to RMB6,000,000	-	1	-
RMB6,000,001 to RMB6,500,000	1	-	2
RMB6,500,001 to RMB8,000,000	1	1	-
RMB8,000,001 to RMB10,000,000	-	1	-
RMB10,000,001 to RMB12,000,000	1	-	1
RMB12,000,001 to RMB14,000,000	-	1	-

	5	5	5

11.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 17.5% (from January to March 2008) and 16.5% (first effective from the fiscal year beginning April 1, 2008) on profits arising in or derived from Hong Kong.

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”) on April 22, 2009 (the “Notice”), “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”), which took effect from January 1, 2008, the management of the Company believes that the Company is likely to be regarded as a Chinese Resident Enterprise (“CRE”) based on the criteria as set out in the Notice. The Company is currently applying to its in-charge tax authority to confirm its CRE status and is waiting for the final confirmation from the SAT. If the application is accepted by the SAT, the Company will  be subject to the PRC corporate income tax at the rate of 25%.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.	TAX (continued)

(i)	Income tax (continued)

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to an enterprise income tax rate of 25% (2008: 25%, 2007: 30%) under the prevailing tax rules and regulations. In addition, dividends declared by CNOOC China Limited out of its post January 1, 2008, earnings to the Company is subject to a withholding tax of 5% based on the Double Taxation Arrangement between Mainland China and Hong Kong if the Company is determined not to be a CRE.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 51.875% (2008 and 2007: 10% to 51.875%).

Some of the Group’s oil and gas interests in Indonesia are held though Labuan incorporated companies. According to an amendment to the tax rules enacted by the Indonesian government in December 2009, Labuan incorporated companies will no longer enjoy the tax rates under the old tax treaty between Indonesia and Malaysia and the tax rates will increase from the existing range of 43.125% to 51.875% to the range of 44% to 56% (2008 and 2007: 48% to 56%). The amendment will take effect from January 1, 2010.

As of December 31, 2009, the management of the Company has not provided any deferred tax related to earnings derived by the Company from its overseas subsidiaries since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Overseas
Current income tax	967,047	934,420	657,614
Deferred tax	(83,178)	(631,329)	1,362,833
PRC
Current income tax	11,786,176	13,203,815	8,663,709
Deferred tax	(617,722)	(1,874)	651,360

Total tax charge for the year	12,052,323	13,505,032	11,335,516

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	2007	2008	2009
	%	%	%

Statutory PRC enterprise income tax rate	33.0	25.0	25.0
Effect of tax exemption granted	(3.0)	-	-
Effect of different tax rates for the Company and overseas subsidiaries	1.3	(1.1)	3.0
Tax credit from the government	(0.8)	(0.2)	(0.3)
Effect of change of PRC tax rate	(2.4)	-	-
Profit attributable to associates	(0.3)	(0.2)	(0.1)
Other permanent differences	-	(0.2)	0.1

Group’s effective income tax rate	27.8	23.3	27.7

The movements of deferred tax liabilities are as follows:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

At January 1	7,236,169	6,293,559	5,428,323
Credited to the consolidated statements of comprehensive income	(700,900)	(633,203)	2,014,193
Exchange differences	(241,710)	(232,033)	(2,896)

At December 31	6,293,559	5,428,323	7,439,620

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.	TAX (continued)

(i)	Income tax (continued)

Principal components of deferred tax balances are as follows:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Deferred tax assets
Provision for retirement and termination benefits	120,285	38,044	69,893
Provision for dismantlement	998,309	1,584,525	1,719,078
Impairment of property, plant and equipment and wirte-off unsuccessful exploratory drillings	1,198,668	1,697,090	1,046,875
Overseas tax losses	149,020	193,841	193,660
Others	-	110,316	145,948

	2,466,282	3,623,816	3,175,454

Deferred tax liabilities
Accelerated tax depreciation of oil and gas properties	(8,754,455)	(8,953,870)	(10,462,348)
Others	(5,386)	(98,269)	(152,726)

	(8,759,841)	(9,052,139)	(10,615,074)

Net deferred tax liabilities	(6,293,559)	(5,428,323)	(7,439,620)

(ii)       Other taxes

The Company’s PRC subsidiary pays the following other taxes:

–	Production taxes of 5% on independent production and production under production sharing contracts;

–	Export tariffs of 5% on the export value of petroleum oil; and

–	Business tax at rates of 3% to 5% on other income.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

12.	DIVIDENDS

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Declared and paid during the year:
Interim dividend	5,547,488	7,830,243	7,873,661
Final dividend	5,976,221	6,821,530	7,873,393

Total dividends paid in the year	11,523,709	14,651,773	15,747,054

Weighted average number of ordinary shares	43,605,437,212	44,623,856,311	44,669,199,984
Dividend per ordinary share	RMB0.26	RMB0.33	RMB0.35

Final dividend proposed for approval at annual general meeting at HK$0.20 per ordinary share (2008: HK$0.20 per ordinary share, 2007: HK$0.17 per ordinary share) - not recognized as liability as at the end of the reporting period	7,052,445	7,878,753	7,855,526

Pursuant to the Notice, the Enterprise Income Tax Law and the Implementation Rules (details included in note 11), the Company is likely to be regarded as a CRE, therefore likely to be required to withhold a 10% enterprise income tax when it distributes dividends to its nonresident enterprise shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting enterprise income tax of 10%.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

13.	EARNINGS PER SHARE

	2007		2008	2009

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	RMB31,258,299,000		RMB44,375,254,000	RMB29,485,575,000
Interest expense and fair value losses recognized on the embedded derivative component of convertible bonds	RMB1,622,823,669	*	-	-

Profit for the year attributable to ordinary equity shareholders adjusted for dilution effect	RMB32,881,122,669	*	RMB44,375,254,000	RMB29,485,575,000

Number of shares
Number of ordinary shares issued at the beginning of the year	43,328,552,648		44,302,616,976	44,669,199,984
Weighted average effect of:
New shares issued during the year	276,884,564		320,534,053	-
Share options exercised during the year	-		705,282	-

Weighted average number of ordinary shares for the basic earnings per share calculation	43,605,437,212		44,623,856,311	44,669,199,984

Effect of dilutive potential ordinary shares under the share option schemes	126,499,657		138,262,808	102,514,345

Effect of dilutive potential ordinary shares for convertible bonds	1,055,500,755	*	23,978,397	-

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,787,437,624	*	44,786,097,516	44,771,714,329

Earnings per share:
Basic	RMB0.72		RMB0.99	RMB0.66
Diluted	RMB0.72		RMB0.99	RMB0.66

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT

		Group
	Oil and gas properties	Vehicles and office equipment	Total
	RMB’000	RMB’000	RMB’000

Cost:

At January 1, 2008	172,945,785	475,400	173,421,185
Additions	34,069,915	146,989	34,216,904
Acquisitions of assets	1,003,702	–	1,003,702
Disposals and write-offs	(1,323,988)	(12,279)	(1,336,267)
Exchange differences	(3,239,781)	(777)	(3,240,558)

At December 31, 2008	203,455,633	609,333	204,064,966

At January 1, 2009	203,455,633	609,333	204,064,966
Additions	42,054,570	41,794	42,096,364
Acquisitions of assets	1,016,821	–	1,016,821
Disposals and write-offs	(910,881)	(4,694)	(915,575)
Exchange differences	(57,185)	(14)	(57,199)

At December 31, 2009	245,558,958	646,419	246,205,377

Accumulated depreciation, depletion and amortization:

At January 1, 2008	(54,304,666)	(236,315)	(54,540,981)
Depreciation charge for the year	(10,203,969)	(34,069)	(10,238,038)
Impairment	(1,536,032)	–	(1,536,032)
Disposals and write-offs	296,674	8,210	304,884
Exchange differences	302,858	479	303,337

At December 31, 2008	(65,445,135)	(261,695)	(65,706,830)

At January 1, 2009	(65,445,135)	(261,695)	(65,706,830)
Depreciation charge for the year	(15,774,141)	(44,980)	(15,819,121)
Disposals and write-offs	626,203	4,132	630,335
Exchange differences	10,109	1	10,110

At December 31, 2009	(80,582,964)	(302,542)	(80,885,506)

Net book value:
At January 1, 2009	138,010,498	347,638	138,358,136

At December 31, 2009	164,975,994	343,877	165,319,871

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

Included in the current year’s additions was an amount of approximately RMB439,850,000 (2008: approximately RMB524,006,000, note 8) in respect of interest capitalized in property, plant and equipment. Included also in the depreciation charge for the year was an amount of approximately RMB929,088,000 (2008: approximately RMB677,169,000) in respect of a depreciation charge on dismantlement cost capitalized in oil and gas properties.

Impairment of property, plant and equipment

The impairment loss for the year ended December 31, 2008 of approximately RMB1,536,032,000 and was recognized to reduce the carrying amount of the oil and gas properties to the recoverable amount. This impairment loss was all related to oil and gas properties in Indonesia and has been classified under the segments “Production sharing contracts” and “Indonesia” in note 4 of segment information. The impairment loss was primarily due to adverse changes of crude oil prices at the end of 2008. The impairment amount has been disclosed on the face of the consolidated statement of comprehensive income within the line item “Impairment and inventory provision”. The recoverable amount was calculated based on the assets value in use and was determined at the cash generating unit level. The cash generating unit consisted of oil field(s). In determining value in use for the cash generating unit, cash flows were discounted at a rate of 9% on a pre-tax basis.

There was no impairment loss recognized for property, plant and equipment for the current year.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

15.	INTANGIBLE ASSETS

	Gas processing right under NWS Project	Software	Total
	RMB’000	RMB’000	RMB’000

Cost:
At January 1, 2008	1,344,702	79,844	1,424,546
Additions	–	93,317	93,317
Disposals and write-offs	–	(7,651)	(7,651)
Exchange differences	(90,535)	–	(90,535)

At December 31, 2008	1,254,167	165,510	1,419,677

At January 1, 2009	1,254,167	165,510	1,419,677
Additions	-	193,258	193,258
Exchange differences	(1,174)	–	(1,174)

At December 31, 2009	1,252,993	358,768	1,611,761

Accumulated amortization:
At January 1, 2008	(88,504)	(4,838)	(93,342)
Amortization charge for the year	(61,009)	(78,008)	(139,017)
Disposals and write-offs	–	7,651	7,651
Exchange differences	10,676	–	10,676

At December 31, 2008	(138,837)	(75,195)	(214,032)

At January 1, 2009	(138,837)	(75,195)	(214,032)
Amortization charge for the year	(85,061)	(82,715)	(167,776)
Exchange differences	174	–	174

At December 31, 2009	(223,724)	(157,910)	(381,634)

Net book value:
At January 1, 2009	1,115,330	90,315	1,205,645

At December 31, 2009	1,029,269	200,858	1,230,127

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

16.	INVESTMENTS IN ASSOCIATES

			Percentage
			of equity
	Place and date of		attributable to
Name of associates	establishment	Registered capital	the Group	Principal activities
Shanghai Petroleum	Shanghai, PRC	RMB900 million	30%	Offshore petroleum exploration,
Corporation Limited	September 7, 1992			development and production
				and sales in the PRC
CNOOC Finance	Beijing, PRC	RMB1,415 million	31.8%	Provision of deposit, transfer,
Corporation Limited	June 14, 2002			settlement, loan, discounting
				and other financing services to
				CNOOC and its member entities

CNOOC Finance Corporation Limited is not audited by Ernst & Young Hong Kong or a member firm of the Ernst & Young global network.

The Group’s investments in associates represent:

	2008	2009
	RMB’000	RMB’000
Share of net assets	1,785,155	1,726,806

The following table illustrates the summarized financial information of the Group’s associates extracted from their management accounts:

	2008	2009
	RMB’000	RMB’000
Assets	39,994,877	52,365,599
Liabilities	34,683,159	47,267,962
Revenue	2,901,497	1,934,398
Profits	981,629	542,045

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

17.	INVESTMENT IN JOINTLY-CONTROLLED ENTITIES

Particulars of the principal jointly-controlled entities are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Jointly-controlled entities:

Husky Oil (Madura) Ltd. (“HOML”)*	British Virgin Islands December 28, 2005	No par value	50%	Petroleum exploration, development, production and sales in Indonesia
Chaoyang Petroleum (BVI) Limited (“Chaoyang BVI”)**	British Virgin Islands February 4, 2009	US$10	50%	Investment holding

*	As at December 31, 2009, the blocks hold by HOML were still in its development stage.

**
On May 27, 2009, Chaoyang BVI acquired from Talisman Energy Inc. a 100% equity interest in Talisman Trinidad Ltd. (“TTL”), which held a 25% working interest in the production sharing contract in Block 2C offshore the Republic of Trinidad & Tobago for a cash consideration of approximately US$250 million. Block 2C started production in 2005.

On May 27, 2009, Chaoyang Petroleum (Trinidad) Block 3A Limited, a wholly owned subsidiary of Chaoyang BVI, acquired from Talisman (Trinidad Block 3A) Limited a 25.5% working interest in the production sharing contract under Block 3A offshore the Republic of Trinidad & Tobago for a cash consideration of US$780,000. As at December 31, 2009, Block 3A was in the exploration stage.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

18.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Current:

	2008	2009
	RMB’000	RMB’000

Non-publicly traded investments, at fair value:
Private equity funds	19,245	19,227

Publicly traded investments, at fair value:
Liquidity funds	11,641,404	8,563,137

	11,660,649	8,582,364

The liquidity funds have no fixed maturity date and no coupon rate.

The fair values of publicly traded investments are based on quoted market prices. The fair values of non-publicly traded investments are based on the fund managers’ quotations. The Directors believe that the estimated fair values quoted by fund managers are reasonable, and that they are the most appropriate values at the reporting date.

During the year, the gross loss of the Group’s available-for-sale investments recognized directly in other comprehensive loss amounted to RMB22,053,000 (2008 gain: RMB41,457,000).

In addition, the realized gains of the Group of RMB51,683,000 was transferred from other comprehensive income to the profit and loss for the year (2008: RMB31,147,000) upon the disposal of the related available-for-sale financial assets.

Non-current:
The non-current available-for-sale financial asset represents an investment in the unlisted equity securities of MEG Energy Corporation (“MEG”) and is stated at cost less any impairment. MEG is principally engaged in the exploitation and production of oil sands.

	2008	2009
	RMB’000	RMB’000

At January 1	1,818,732	1,549,797
Additions	–	1,572,415
Exchange differences	(268,935)	(2,257)

At December 31	1,549,797	3,119,955

None of the financial assets above is either past due or impaired.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

19.	INVENTORIES AND SUPPLIES

	2008	2009
	RMB’000	RMB’000

Materials and supplies	2,142,846	2,882,523
Oil in tanks	603,197	331,958
Less: Provision for inventory obsolescence	(61,671)	(68,626)

	2,684,372	3,145,855

The provision for inventory obsolescence during the year was approximately RMB6,955,000 (2008: approximately RMB5,374,000).

20.	TRADE RECEIVABLES

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at December 31, 2009 and 2008, substantially all the trade receivable were aged within 30 days. All customers have good repayment history and all receivables are not past due. No provision for doubtful debt has been made as at 31 December 2009 and 2008.

21.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s cash and cash equivalents mainly consist of time deposits with maturity ranging between seven days and one month. The Group’s time deposits with maturity over three months consist of all RMB denominated time deposits. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s bank deposits were 2.4% (2008: 3.1% per annum) for the year ended December 31, 2009.

22.	TRADE AND ACCRUED PAYABLES

As at December 31, 2009 and 2008, substantially all the trade and accrued payable were aged within six months. The trade and accrued payable are non-interest-bearing and are normally settled within six months.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

23.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2008	2009
	RMB’000	RMB’000

Accrued payroll and welfare payable	390,365	507,904
Provision for retirement and termination benefits	224,047	338,488
Accrued expenses	521,050	138,073
Advances from customers	42,544	1,361,265
Royalties payable	284,458	682,577
Special oil gain levy payable	937,189	3,039,437
Provision for dismantlement (note 26)	-	477,891
Other payables	1,416,336	2,859,458

	3,815,989	9,405,093

Other payables are non-interest-bearing and have an average term of less than six months.

24.	LONG TERM BANK LOANS

		2008	2009
		RMB’000	RMB’000

	Effective interest rate and final maturity
RMB denominated bank loans	4.05% per annum with maturity through 2016	500,000	-
US$ denominated bank loans
Loan for Tangguh LNG Project*	LIBOR+0.23% ~ 0.38% per annum with maturity through 2021	2,633,790	3,148,034

Loan for OML130 Project**	LIBOR+4% per annum with maturity through 2015	3,998,241	8,790,966
		7,132,031	11,939,000
Less: Current portion of long term bank loans		(16,623)	(122,092)
		7,115,408	11,816,908

*	The amount represented the Group’s share of utilized bank loans in Tangguh Liquefied Natural Gas Project (the “Tangguh LNG Project”).

**	In 2008, the Group obtained a bank loan for the purpose of financing the ongoing capital needs of the OML130 Project in Nigeria.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

24.	LONG TERM BANK LOANS (continued)

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

As at December 31, 2009, all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

The maturities of the long term bank loans are as follows:

	2008	2009
	RMB’000	RMB’000

Repayable:
Within one year	16,623	122,092
After one year but within two years	108,049	165,272
After two years but within three years	174,540	196,752
After three years but within four years	707,786	228,232
After four years but within five years	241,031	259,713
After five years	5,884,002	10,966,939
	7,132,031	11,939,000
Amount due within one year shown under current liabilities	(16,623)	(122,092)

	7,115,408	11,816,908

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
	Balance	interest rate	during the	during the	during the
For the year ended	at year end	at year end	year	year*	year**
December 31	RMB’000		RMB’000	RMB’000
2009	11,939,000	3.47%	11,939,000	9,535,515	3.96%
2008	7,132,031	4.44%	7,132,031	5,170,392	4.64%

*	The average amount outstanding is computed by averaging the outstanding principal balances as at January 1 and December 31 of each year.

**	The weighted average interest rate is computed by averaging the interest rates as at January 1 and December 31 of each year.

There was no default of principal, interest or redemption terms of the long term bank loans during the year.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

There was no default of principal, interest or redemption terms of the long term guaranteed notes during the year.

26.	PROVISION FOR DISMANTLEMENT

	2008	2009
	RMB’000	RMB’000

At January 1	6,737,319	8,339,734
Capitalized in oil and gas properties	1,223,188	3,052,095
Utilized	-	(98,932)
Unwinding of discount* (note 8)	379,227	466,439
Exchange differences	-	(356)

At December 31	8,339,734	11,758,980

Current portion of dismantlement included in other payables and accrued liabilities (note 23)	-	(477,891)

At December 31	8,339,734	11,281,089

*	The discount rate used for calculating the amount of unwinding of the discount is 5% (2008: 5%).

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	SHARE CAPITAL

	Number of shares	Share capital	Issued share capital equivalent of
Shares		HK$’000	RMB’000

Authorized:
Ordinary shares of HK$0.02 each as at December 31, 2009 and December 31, 2008	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at January 1, 2008	44,302,616,976	886,052	942,541
Exercise of options	1,483,333	30	26
Conversion of bonds	365,099,675	7,302	6,732

As at December 31, 2008	44,669,199,984	893,384	949,299

As at December 31, 2009	44,669,199,984	893,384	949,299

Share option schemes

The Company has adopted the following share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at December 31, 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	SHARE CAPITAL (continued)

Share option schemes (continued)

2001 Share Option Scheme

On February 4, 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted; and

2.	the exercise price for such options price is HK$1.232 per share.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from August 27, 2001. No further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme

In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”) for the purpose of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

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

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheet on the date of grant.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	SHARE CAPITAL (continued)

Share option schemes (continued)

2005 Share Option Scheme

On December 31, 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

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

The fair value of the share options granted during the year was approximately RMB254,389,000 (2008: RMB312,758,000, 2007: RMB144,986,000) and the Group recognized an equity-settled share option expense of approximately RMB184,343,000 (2008: RMB167,219,000, 2007: RMB98,237,000) during the year.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The expected volatility was based on the historical volatility of the Company’s stock prices over a period that is commensurate with the expected life of the options.

The following table lists the inputs to the model used:

	2007	2008	2009
Dividend yield	3.58%	2.18%	4.09%
Expected volatility	30.80%	39.07%	47.55%
Risk-free interest rate	4.25%	2.89%	1.96%
Expected life of options	5 years	5 years	5 years
Weighted average share price per share	HK$7.29	HK$13.74	HK$9.79

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	SHARE CAPITAL (continued)

Share option schemes (continued)

Details of the share options outstanding are as follows:

	2008		2009
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		HK$		HK$
Outstanding at the beginning of the year	303,795,233	5.02	376,084,233	7.34
Granted during the year	88,143,000	14.83	97,848,000	9.93
Forfeited during the year	(14,370,667)	3.69	(53,668,332)	6.56
Exercised during the year	(1,483,333)	4.39	-	-

Outstanding at end of year	376,084,233	7.34	420,263,901	8.05

Exercisable at the end of the year	212,512,567	4.49	249,689,668	6.00

No share options had been cancelled or modified during the years ended December 31, 2009 and 2008.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 0.94% of the Company’s shares in issue as at that date. The weighted average remaining contractual life of share options outstanding at the end of the year was 7.03 years (2008: 7.22 years, 2007: 7.50 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 420,263,901 additional ordinary shares of the Company and additional share capital of RMB7,400,679 and share premium of RMB2,970,015,240.

28.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund reaches 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at December 31, 2009, the general reserve fund amounted to RMB10,000,000,000 (2008: RMB10,000,000,000), representing 50% (2008: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for the Group’s oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of production.  Included in other reserves as at December 31, 2009 was a provision for the safety fund under PRC regulations amounting to RMB25,152,000 (2008:RMB 33,831,000).

In accordance with the relevant accounting principles required by the local authorities, as at December 31, 2009, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB115,554,182,000 (2008: RMB101,741,655,000), out of which, approximately RMB68,735,522,000 related to the amount that arises from post January 1, 2008 available for distribution from CNOOC China Limited.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS

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

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for the service, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

Pricing principles (continued)

The continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to the Group are conducted at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipelines.

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

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Provision of exploration and support services	2,812,893	4,445,370	4,421,900
Inclusive of amounts capitalized under property, plant and equipment	2,009,944	2,210,128	2,487,698
Provision of oil and gas development and support services	7,995,999	9,984,609	21,974,786
Provision of oil and gas production and support services (Note a)	2,993,985	3,656,027	4,115,604
Provision of marketing, management and ancillary services (Note b)	494,633	542,703	702,113
FPSO vessel leases (Note c)	450,695	1,037,255	1,631,799

	14,748,205	19,665,964	32,846,202

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

The Group did not enter into any transactions in this category for the years ended December 31, 2007, 2008 and 2009.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) (Note d)	38,528,862	39,543,073	54,606,257
Long term sales of natural gas and liquefied natural gas (Note e)	1,524,731	2,636,674	2,909,648

	40,053,593	42,179,747	57,515,905

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Interest income from deposits in CNOOC Finance (Note f)	26,875	3,423	86,493

(b)	Deposits made by the Group

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Deposits in CNOOC Finance (Note f)	6,501,841	4,412,014	4,480,000

Notes:

a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as the provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include the marketing, administration and management, management of oil and gas operations and the provision of integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

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

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated October 14, 2008, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loan and entrustment loan services. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules as each of the percentage ratios applicable to the depository services is less than 2.5%. The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest) during the year.

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

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

30.	RETIREMENT AND TERMINATION BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees’ basic salaries.

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

31.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Profit before tax	43,310,622	57,880,286	40,821,091

Adjustments for:
Interest income on bank deposits	(672,987)	(1,091,024)	(638,252)
Finance costs	1,953,698	404,210	523,664
Exchange gains, net	(1,855,969)	(2,551,260)	(53,799)
Share of profits of associates	(719,039)	(374,111)	(173,459)
Gain on disposal of non-current asset held for sale	-	(992,136)	-
Investment income	(902,378)	(475,925)	(199,925)
Provision for inventory obsolescence	4,651	5,374	6,955
Exploration expenses	-	3,409,546	3,233,683
Depreciation, depletion and amortization	7,936,170	10,057,665	15,942,902
Loss/(gain) on disposal and write-off of property, plant and equipment	55,755	274,537	(1,564)
Unwinding of discount of long term guaranteed notes	78,090	11,061	10,875
Impairment losses	613,505	1,536,032	-
Equity-settled share option expense	98,237	167,219	184,343
Minority interest share of losses	(41,945)	-	-
Others	-	161,291	255,620

	49,858,410	68,422,765	59,912,134

(Increase) /decrease in trade receivables	(2,727,832)	4,421,122	(7,482,513)
Increase in inventories and supplies	(640,185)	(204,452)	(678,572)
Decrease/(increase) in other current assets	809,700	(834,420)	327,804
Increase/(decrease) in trade and accrued payables, other payables and accrued liabilities	5,248,896	(94,246)	6,484,381
Increase/(decrease) in other taxes payable	492,613	(529,386)	3,055,288

Net cash flows from operations	53,041,602	71,181,383	61,618,522

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

32.	COMMITMENTS

(i)	Capital commitments

As at December 31, 2009, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2008	2009
	RMB’000	RMB’000
Contracted, but not provided for	12,293,984	5,650,199
Authorized, but not contracted for	30,093,605	48,907,804

The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licences.

As at December 31, 2009, the Group had unutilized banking facilities amounting to approximately RMB174,843,128,000 (2008: RMB39,262,878,000).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 1 month to 5 years.

As at December 31, 2009, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2008	2009
	RMB’000	RMB’000

Commitments due:
Within one year	71,180	61,792
In the first to second years, inclusive	19,020	35,319
After the second but before the fifth years, inclusive	5,958	52,494

	96,158	149,605

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 6 years to 10 years.

As at December 31, 2009, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2008	2009
	RMB’000	RMB’000

Commitments due:
Within one year	436,464	600,892
In the first to second years, inclusive	425,450	598,867
After the second but before the fifth years, inclusive	1,195,159	1,182,880
After five years	82,424	443,562

	2,139,497	2,826,201

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

32.	COMMITMENTS (continued)

(iii)	Contingent liabilities

On April 20, 2006, the Company acquired from South Atlantic Petroleum Limited (“SAPETRO”) a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”).

In 2007, a Nigeria local tax office conducted a tax audit on SAPETRO and raised a disagreement with the tax filings made for OML130 Transaction based on its preliminary tax audit assessment. The Company has contested such tax audit assessment in accordance with Nigerian laws and relevant agreements with SAPETRO. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds with legal merits in contesting such tax audit assessment. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

33.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables and other payables approximated to their fair values at the reporting date due to the short maturity of these instruments.

The estimated fair value of the Group’s long term bank loans with fixed interest rates was the present value of the loans’ future cash flows discounted by the interest rates as at the reporting date. There were no long term bank loans with fixed interest rates as at December 31, 2009. The estimated fair value of the Group’s long term bank loans with fixed interest rates was approximately RMB510,121,000 as at December 31, 2008. The fair value of the Group’s floating interest rate loans approximated to the carrying amount of RMB12,491,754,000 as at December 31, 2009 (2008: RMB6,718,674,000).

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB7,113,542,000 as at December 31, 2009 (2008: RMB6,481,419,000), which was determined by reference to the market price as at December 31, 2009.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the measurement:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

33.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

As at December 31, 2009, the Group held the following financial instruments measured at fair value for each hierarchy:

	December 31, 2009 RMB’000	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000
Assets measured at fair value Available-for-sale financial assets
Private equity funds*	19,227	-	19,227	-
Liquidity funds**	8,563,137	8,563,137	-	-
	8,582,364	8,563,137	19,227	-
Liabilities measured at fair value
Foreign exchange forward contracts***	125	-	125	-

*	The fair values of private equity funds are based on the fund managers’ quotations.

**	The fair values of Liquidity funds are based on quoted market prices.

***	The fair value of foreign currency forward contracts was determined using forward exchange rates as at December 31, 2009.

These contracts are entered into for a 12-month period consistent with the US dollars payment exposures, which are not designated as cash flows, fair value or net investment hedge. These foreign currency forward contracts are categorised as financial liabilities at fair value through profit or loss.  Changes in fair value of these contracts were recognized in the statement of comprehensive income in other finance costs (see note 8).

34.	CONCENTRATION OF CUSTOMERS

A substantial portion of the oil and gas sales of the Group is made to a small number of third parties on credit. Details of the gross sales to these top five customers are as follows:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
China Petroleum & Chemical Corporation	36,681,065	46,482,906	24,332,653
PetroChina Company Limited	12,116,807	17,704,346	7,721,285
BP Singapore Pte. Limited	546,841	250,274	1,594,498
Total S.A.	36,932	-	1,507,739
Castle Peak Power Company Limited	1,050,024	1,345,726	1,296,894

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group is exposed to credit risk, oil price risk, currency risk, interest rate risk, business risk and liquidity risk.

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

The carrying amounts of the Group’s cash and cash equivalents, time deposits and liquidity funds investments, trade receivables and other receivables, and other current assets except for prepayments represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally does not require collateral on trade receivables. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Since the Group trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the reporting date, the Group has certain concentrations of credit risk as 17% (2008: 39%) and 32% (2008: 70%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil price risk

As the Group’s realized oil prices are mainly determined by reference to the oil prices in international markets, changes in international oil prices have a large impact on the Group. Unstable and high volatility of international oil prices will have a significant effect on the Group’s net sales and net profits.

(iii)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From January 1, 2009 to December 31, 2009 (the last working day in 2009), Renminbi has appreciated by approximately 0.1% against the US dollars.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk (continued)

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of US dollars, to which the Group is mainly exposed to as at December 31, 2008 and 2009. Based on management’s assessment, a reasonably possible change in foreign exchange rate of the US dollars of 5% is used, and the exposures of the Group’s results of operations, monetary assets and liabilities and investments in its foreign subsidiaries were assumed to be less than 1.27% of the profit of the year and 0.04% of the equity, had the change in the US dollars currency rate occurred at December 31, 2009.

Senior management are closely monitoring the Group’s net exposure to foreign currency risk. The appreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars. In addition, the debt repayment by the Group will decrease since all of the Group’s debts are also denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2009, the interest rates for 36% of the Group’s debts were fixed. The term of the weighted average balance was approximately 6.9 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rate is not expected to be material.

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

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within 6 months after the reporting date.

(vii)	Capital management

The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end December 31, 2007, December 31, 2008 and December 31, 2009.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(vii)	Capital management (continued)

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Interest-bearing loans and borrowings	3,208,753	7,132,031	11,939,000
Long term guaranteed notes	8,325,519	6,748,598	6,753,153

Interest-bearing debts	11,534,272	13,880,629	18,692,153

Equity attributable to owners of the parent	134,314,738	160,237,708	173,935,503

Total capital	145,849,010	174,118,337	192,627,656

Gearing ratio	7.9%	8.0%	9.7%

36.          CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

37.          SUBSEQUENT EVENTS

On March 13, 2010, CNOOC International Limited, a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Bridas Energy Holdings Ltd. (“BEH”) to form a 50:50 joint venture in Bridas Corporation, formerly a wholly-owned subsidiary of BEH, for an initial cash consideration of US$3.1 billion, which is subject to price adjustments on net debt movement of Bridas Corporation during the second half of 2009. Currently, Bridas Corporation, through its affiliates (including a 40% interest in Pan American Energy LLC) has oil and gas exploration and production activities in Argentina, Bolivia and Chile. The transaction is expected to complete in the first half of 2010, subject to obtaining all governmental and regulatory approvals, permissions and consents required in the PRC and other terms and conditions. Upon completion, BEH and CNOOC International Limited will each hold 50% shares of and jointly manage Bridas Corporation.

38.          COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current year’s presentation, and those reclassifications are not significant.

39.          APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on March 31, 2010.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas” (the “ASC 932”). To align with the amendments to oil and gas reserve estimation and disclosure requirements under US Securities and Exchange Commission's final rules on "Modernization of Oil and Gas Reporting" (the “SEC Final Rule”), which became effective for accounting periods ended on or after December 31, 2009, FASB issued Accounting Standards Update No. 2010-03 to amend ASC 932 (“ASC 932 Update”) in January 2010. It’s not operational and cost-practical for the management to present the comparative information in accordance with these amendments. Therefore, the comparative information for 2007 and 2008 has not been restated.

The disclosures are categorised by the geographical areas in which the Group conducts oil and gas activities. Except for the PRC and Indonesia, the information on other geographical areas, such as Australia, Myanmar,  Nigeria and Trinidad & Tobago, is combined in the following disclosures as “Others”, among which all the other projects are still in joint study, exploration or development stage except the Nigeria OML 130 project, the North West Shelf Project in Australia and the Greater Angostura Fields in Block 2C in Trinidad & Tobago which are in the production stage.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Estimates of crude oil and natural gas reserves have been made by independent engineers, except for reserves of investee accounted for by the equity method, which have been estimated by internal engineers. The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, plus its participating interest in properties or properties covered under production sharing contracts in Indonesia, Australia, Nigeria, Trinidad & Tobago, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves in 2009. Year-end prices were used for the estimation in 2007 and 2008.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)
Consolidated entities
December 31, 2006	1,342	4,569	79	985	65	651	1,486	6,205
Purchase of reserves	–	–	–	–	–	–	–	–
Discoveries and extensions	136	158	–	–	36	94	172	252
Production	(125)	(129)	(7)	(44)	(2)	(35)	(134)	(208)
Revisions of prior estimates	52	(171)	(17)	68	2	50	37	(53)

December 31, 2007	1,405	4,427	55 *	1,009 *	101	760	1,561	6,196
Purchase/(Disposal) of reserves	–	–	–	(134)	–	–	–	(134)
Discoveries and extensions	150	162	–	8	17	–	167	170
Production	(146)	(150)	(7)	(51)	(2)	(37)	(155)	(239)
Revisions of prior estimates	(9)	(223)	17	(32)	(3)	(115)	5	(370)

December 31, 2008	1,400	4,216	65	800	113	608	1,578	5,623
Purchase /(Disposal) of reserves	(3)	-	-	-	2	46	(1)	46
Discoveries and extensions	139	319	1	1	-	8	140	328
Production	(162)	(155)	(8)	(51)	(16)	(44)	(186)	(250)
Revisions of prior estimates	121	(214)	(4)	333	20	78	137	197
December 31, 2009	1,495	4,166	54	1,083	119	695	1,668	5,944

Enterprise’s share of equity method investee
December 31, 2008	2	23	–	–	–	–	2	23
Purchase of reserves	-	-	–	–	–	–	-	-
Discoveries and extensions	-	-	–	–	–	–	-	-
Production	-	(4)	–	–	–	–	-	(4)
Revisions of prior estimates	-	(2)	–	–	–	–	-	(2)
December 31, 2009	2	17	–	–	–	–	2	17
Total consolidated and equity
interests in reserves
December 31, 2009	1,497	4,183	54	1,083	119	695	1,670	5,961

*	Included in the proved reserves of 0.39 mmbls of oil and 134 bcf of natural gas, representing 3.05691% working interest in the Tangguh LNG Project which was sold to Talisman Energy Inc. in 2008.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated

(a)	Reserve quantity information (continued)

Proved developed reserves :

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)
Consolidated entities
December 31, 2007	620	1,563	50	194	16	436	686	2,193
December 31, 2008	661	1,140	60	220	14	283	735	1,643
December 31, 2009	761	1,516	51	487	90	289	902	2,292

Enterprise’s share of equity
method investee
December 31, 2007	3	27	–	–	–	–	3	27
December 31, 2008	2	23	–	–	–	–	2	23
December 31, 2009	2	17	–	–	–	–	2	17

Proved undeveloped reserves:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)
Consolidated entities
December 31, 2007	785	2,864	5	815	85	324	875	4,003
December 31, 2008	739	3,076	5	580	99	325	843	3,980
December 31, 2009	734	2,650	3	596	29	406	766	3,652

Enterprise’s share of equity
method investee
December 31, 2007	–	–	–	–	–	–	–	–
December 31, 2008	–	–	–	–	–	–	–	–
December 31, 2009	–	–	–	–	–	–	–	–

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated

(b)           Results of operations

	2007				2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Consolidated entities
Net sales to customers	66,076,736	5,175,327	1,784,843	73,036,906	93,327,439	5,722,550	1,781,344	100,831,333
Operating expenses	(5,683,754)	(1,978,596)	(377,253)	(8,039,603)	(7,628,224)	(1,930,306)	(431,838)	(9,990,368)
Production taxes	(3,497,440)	-	-	(3,497,440)	(4,889,272)	-	-	(4,889,272)
Exploration	(1,957,357)	(130,279)	(1,344,783)	(3,432,419)	(2,600,862)	(95,684)	(713,000)	(3,409,546)
Accretion expense	(305,758)	-	-	(305,758)	(379,227)	-	-	(379,227)
Depreciation, depletion
and amortization
(including dismantlement)	(6,720,808)	(1,018,881)	(196,481)	(7,936,170)	(8,792,636)	(1,142,157)	(122,872)	(10,057,665)
Special oil gain levy	(6,837,213)	-	-	(6,837,213)	(16,238,234)	-	-	(16,238,234)
	41,074,406	2,047,571	(133,674)	42,988,303	52,798,984	2,554,403	513,634	55,867,021
Income tax expenses	(12,322,322)	(883,015)	(350,352)	(13,555,689)	(13,199,746)	(1,101,586)	(346,984)	(14,648,316)
Result of operations	28,752,084	1,164,556	(484,026)	29,432,614	39,599,238	1,452,817	166,650	41,218,705

Enterprise’s share of equity method investee
Result of operations for producing activities	195,875	-	-	195,875	250,388	-	-	250,388

					2009
	Consolidated entities				Enterprise’s share of equity method investee				Total consolidated and equity method investee results of operations for producing activities
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	71,337,711	4,512,854	8,063,814	83,914,379	347,277	-	-	347,277	71,684,988	4,512,854	8,063,814	84,261,656
Operating expenses	(9,294,653)	(1,941,351)	(1,254,359)	(12,490,363)	(117,802)	-	-	(117,802)	(9,412,455)	(1,941,351)	(1,254,359)	(12,608,165)
Production taxes	(3,647,153)	-	-	(3,647,153)	(12,441)	-	-	(12,441)	(3,659,594)	-	-	(3,659,594)
Exploration	(2,503,688)	(113,223)	(616,772)	(3,233,683)	(24,969)	-	-	(24,969)	(2,528,657)	(113,223)	(616,772)	(3,258,652)
Accretion expense	(442,944)	-	(23,495)	(466,439)	(3,103)	-	-	(3,103)	(446,047)	-	(23,495)	(469,542)
Depreciation, depletion
and amortization
(including dismantlement)	(11,502,378)	(1,122,527)	(3,317,997)	(15,942,902)	(64,680)	-	-	(64,680)	(11,567,058)	(1,122,527)	(3,317,997)	(16,007,582)
Special oil gain levy	(6,357,304)	-	-	(6,357,304)	-	-	-	-	(6,357,304)	-	-	(6,357,304)
	37,589,591	1,335,753	2,851,191	41,776,535	124,282	-	-	124,282	37,713,873	1,335,753	2,851,191	41,900,817

Income tax expenses	(9,397,398)	(576,044)	(1,437,723)	(11,411,165)	(31,070)	-	-	(31,070)	(9,428,468)	(576,044)	(1,437,723)	(11,442,235)

Result of operations	28,192,193	759,709	1,413,468	30,365,370	93,212	-	-	93,212	28,285,405	759,709	1,413,468	30,458,582

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated

(c)          Capitalized costs

		2007					2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Consolidated entities:
Proved oil and gas properties	120,642,419	19,635,135	18,492,686	158,770,240	143,571,499	20,935,855	27,289,464	191,796,818
Unproved oil and gas properties	1,080,870	60,606	13,034,069	14,175,545	1,982,529	958,136	8,718,150	11,658,815
Accumulated depreciation, depletion and amortization	(48,198,910)	(5,951,246)	(154,510)	(54,304,666)	(56,902,775)	(8,261,424)	(280,936)	(65,445,135)

Net capitalized costs	73,524,379	13,744,495	31,372,245	118,641,119	88,651,253	13,632,567	35,726,678	138,010,498

Enterprise’s share of equity method investee
Net capitalized costs	509,187	-	-	509,187	539,669	-	-	539,669

	2009
	Consolidated entities				Enterprise’s share of equity method investee				Total net capitalized costs of consolidated and enterprise’s share of equity method investee
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas properties	177,356,742	22,283,158	39,515,170	239,155,070	1,848,255	-	-	1,848,255	179,204,997	22,283,158	39,515,170	241,003,325
Unproved oil and gas properties	3,204,267	937,004	2,262,617	6,403,888	-	-	-	-	3,204,267	937,004	2,262,617	6,403,888
Accumulated depreciation, depletion and amortization	(67,695,170)	(9,375,729)	(3,512,065)	(80,582,964)	(1,364,872)	-	-	(1,364,872)	(69,060,042)	(9,375,729)	(3,512,065)	(81,947,836)
Net capitalized costs	112,865,839	13,844,433	38,265,722	164,975,994	483,383	-	-	483,383	113,349,222	13,844,433	38,265,722	165,459,377

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated

(d)          Costs incurred in oil and gas property acquisition, exploration and development

	2007				2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Consolidated entities
Acquisition costs:
– Proved	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	864,804	138,898	1,003,702
Exploration costs	3,956,784	362,495	1,787,799	6,107,078	5,459,087	160,112	757,231	6,376,430
Development costs*	17,912,945	2,559,692	6,102,474	26,575,111	22,296,503	2,541,662	6,264,866	31,103,031
Total costs incurred	21,869,729	2,922,187	7,890,273	32,682,189	27,755,590	3,566,578	7,160,995	38,483,163

Investee’s cost of property acquisition, exploration, and development	161,549	-	-	161,549	116,677	-	-	116,677

	2009
	Consolidated entities				Enterprise’s share of equity method investee				Total cost incurred of consolidated and enterprise’s share of equity method investee
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Acquisition costs:
– Proved	-	-	866,158	866,158	-	-	-	-	-	-	866,158	866,158
– Unproved	-	-	150,663	150,663	-	-	-	-	-	-	150,663	150,663
Exploration costs	5,848,339	238,336	1,197,457	7,284,132	24,969	-	-	24,969	5,873,308	238,336	1,197,457	7,309,101
Development costs*	32,960,214	1,376,432	3,667,412	38,004,058	8,394	-	-	8,394	32,968,608	1,376,432	3,667,412	38,012,452
Total costs incurred	38,808,553	1,614,768	5,881,690	46,305,011	33,363	-	-	33,363	38,841,916	1,614,768	5,881,690	46,338,374

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED AND ITS SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated

(e)          Standardized measure of discounted future net cash flows and changes therein

In calculating the standardized measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group’s estimated annual future production from proved reserves to determine future cash inflows in 2007 and 2008. Year-end average realized oil price used in the estimation of proved reserves and calculation of the standardized measure was US$86 as at December 31, 2007 and US$32 as at December 31, 2008. In 2009, pursuant to ASC 932 Update, the average of first-day-of-the-month oil price during the year of 2009 amounted to US$55, was used to estimate annual future production from proved reserves to determine future cash inflows.

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

Present value of estimated future net cash flows:

		2007				2008
		PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Consolidated entities
Future cash inflows	(1)	995,962,772	67,457,543	88,529,648	1,151,949,963	428,460,753	39,055,645	41,535,217	509,051,615
Future production costs		(341,660,401)	(25,434,120)	(17,669,682)	(384,764,203)	(135,861,828)	(20,139,037)	(13,671,455)	(169,672,320)
Future development costs	(2)	(85,414,711)	(10,640,713)	(15,636,029)	(111,691,453)	(96,122,573)	(6,926,997)	(8,784,935)	(111,834,505)
Future income taxes		(128,253,725)	(11,005,945)	(13,731,732)	(152,991,402)	(31,741,475)	(2,521,318)	(1,852,744)	(36,115,537)

Future net cash flows	(3)	440,633,935	20,376,765	41,492,205	502,502,905	164,734,877	9,468,293	17,226,083	191,429,253
10% discount factor		(160,975,012)	(9,217,306)	(18,384,252)	(188,576,570)	(68,489,102)	(4,474,890)	(7,188,751)	(80,152,743)

Standardized measure of discounted future net cash flows		279,658,923	11,159,459	23,107,953	313,926,334	96,245,775	4,993,403	10,037,332	111,276,510

Enterprise’s share of equity method investee
Standardized measure of discounted future net cash flows		1,271,780	-	-	1,271,780	696,618	-	-	696,618

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)           Standardized measure of discounted future net cash flows and changes therein (continued)

Present value of estimated future net cash flows:

		2009
		Consolidated entities				Enterprise’s share of equity method investee				Total consolidated and equity method investee interests in the standardized measure of discounted future net cash flows
		PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	701,601,954	45,538,229	62,120,690	809,260,873	1,292,021	-	-	1,292,021	702,893,975	45,538,229	62,120,690	810,552,894
Future production costs		(207,539,062)	(18,634,540)	(16,310,807)	(242,484,409)	(656,468)	-	-	(656,468)	(208,195,530)	(18,634,540)	(16,310,807)	(243,140,877)
Future development costs	(2)	(107,067,740)	(20,036,178)	(9,901,826)	(137,005,744)	(156,203)	-	-	(156,203)	(107,223,943)	(20,036,178)	(9,901,826)	(137,161,947)
Future income taxes		(74,085,808)	(1,479,611)	(6,689,712)	(82,255,131)	(42,572)	-	-	(42,572)	(74,128,380)	(1,479,611)	(6,689,712)	(82,297,703)

Future net cash flows	(3)	312,909,344	5,387,900	29,218,345	347,515,589	436,778	-	-	436,778	313,346,122	5,387,900	29,218,345	347,952,367
10% discount factor		(112,142,779)	(1,853,805)	(7,269,020)	(121,265,604)	(23,447)	-	-	(23,447)	(112,166,226)	(1,853,805)	(7,269,020)	(121,289,051)

Standardized measure of discounted future net cash flows		200,766,565	3,534,095	21,949,325	226,249,985	413,331	-	-	413,331	201,179,896	3,534,095	21,949,325	226,663,316

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, plus its participating interest in properties or properties covered under production sharing contracts in Indonesia, Australia, Nigeria, Trinidad & Tobago, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)          Standardized measure of discounted future net cash flows and changes therein (continued)

Changes in the standardized measure of discounted future net cash flows:

	2007	2008
	Consolidated	Consolidated
	RMB’000	RMB’000

Standardized measure, beginning of year	196,614,325	313,926,334
Sales of production, net of royalties and production costs	(61,560,825)	(85,926,542)
Net change in prices, net of royalties and production costs	147,976,255	(180,109,420)
Extensions discoveries and improved recovery, net of related future costs	44,896,861	16,211,871
Change in estimated future development costs	(32,127,867)	(20,618,379)
Development costs incurred during the year	24,858,355	28,181,961
Revisions in quantity estimates	4,893,538	(4,466,372)
Accretion of discount	25,061,537	38,268,027
Net change in income taxes	(28,376,275)	68,114,626
Purchase/(Disposal) of properties	-	(1,142,744)
Changes in timing and other	(8,309,570)	(61,162,852)

Standardized measure, end of year	313,926,334	111,276,510

	2009
	Consolidated Total	Equity share of equity method invetee	Consolidated and equity share of equity method invetee

	RMB’000	RMB’000	RMB’000

Standardized measure, beginning of year	111,276,510	696,618	111,973,128
Sales of production, net of royalties and production costs	(67,776,863)	(214,637)	(67,991,500)
Net change in prices, net of royalties and production costs	142,949,041	(130,989)	142,818,052
Extensions discoveries and improved recovery, net of related future costs	28,003,616	-	28,003,616
Change in estimated future development costs	(39,191,345)	(58,962)	(39,250,307)
Development costs incurred during the year	34,950,769	54,113	35,004,882
Revisions in quantity estimates	20,810,699	(67,297)	20,743,402
Accretion of discount	13,199,108	81,539	13,280,647
Net change in income taxes	(32,595,979)	79,138	(32,516,841)
Purchase/(Disposal) of properties	267,801	-	267,801
Changes in timing and other	14,356,628	(26,192)	14,330,436

Standardized measure, end of year	226,249,985	413,331	226,663,316