Form 20-F
period 2010-12-31
CNOOC LTD
filed 2011-04-29
CIK 1095595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

N/A
(Translation of Registrant’s name into English)

Hong Kong
(Jurisdiction of incorporation or organization)

65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong
(Address of principal executive offices)

Yongzhi Jiang
65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong
Tel +852 2213 2500
Fax +852 2525 9322
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing 100 shares of par value HK$0.02 per share Shares of par value HK$0.02 per share	New York Stock Exchange, Inc. New York Stock Exchange, Inc.(1)

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

Item 17    ☐   Item 18    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes    ☐   No    ☒

(1)       Not for trading, but only in connection with the registration of American depositary shares.

B.	Material Modifications to the Rights of Registered Securities by Issuing or Modifying Any Other Class of Securities	100
C.	Withdrawal or Substitution of a Material Amount of the Assets Securing Any Registered Securities	100
D.	Change of Trustees or Paying Agents for Any Registered Securities	100
E.	Use of Proceeds	100

TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

●	“CNOOC” are to our controlling shareholder, China National Offshore Oil Corporation, a PRC state-owned enterprise, and its affiliates, excluding us and our subsidiaries;

●	“CNOOC Limited” are to CNOOC Limited, a Hong Kong limited liability company and the registrant of this annual report;

●	“Our company”, “we”, “our” or “us” are to CNOOC Limited and its subsidiaries;

●	“ADRs” are to the American depositary receipts that evidence our ADSs;

●	“ADSs” are to our American depositary shares, each of which represents 100 shares of par value HK$0.02 per share;

●
“China” or “PRC” are to the People’s Republic of China, excluding for purposes of geographical reference in this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited;

●	“HK$” are to the Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

●	“HKICPA” are to the Hong Kong Institute of Certified Public Accountants;

●	“HKFRS” are to all Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations approved by the Council of the HKICPA;

●	“IASB” are to the International Accounting Standards Board;

●	“IFRS” are to all International Financial Reporting Standards, including International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board;

●	“NYSE” are to the New York Stock Exchange;

●	“Rmb” are to Renminbi, the legal currency of the PRC; and

●	“US$” are to U.S. dollar, the legal currency of the United States of America.

Conventions

We publish our financial statements in Renminbi.  Unless otherwise indicated, we have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 30, 2010 of US$1.00=Rmb 6.6000.  We have also translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Hong Kong dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 30, 2010 of US$1.00=HK$7.7810.  We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 30, 2010, or at all.  For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not total correctly due to rounding of numbers.

Except as otherwise noted, all information in this annual report relating to our oil and natural gas reserves is based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us, except for the information relating to certain of our oil and natural gas reserves for the year 2010, which was evaluated by us independently, such as Wenchang 13-1, Wenchang 13-2 and Dongfang 1-1 oil and gas fields offshore China, and Akpo and Egina oil fields in Nigeria. Our reserve data for 2009 and 2010 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009.

In calculating barrels-of-oil equivalent amounts, for reserves, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America which we have assumed that 5,800 cubic feet of natural gas equals one BOE. For production, we have used actual thermal unit of each oil and gas field for such conversion purpose.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

●	“API gravity” means the American Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees.

●	“appraisal well” means an exploratory well drilled after a successful wildcat well to gain more information on a newly discovered oil or gas reserve.

●
“condensate” means a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure and exists in the liquid phase at surface pressure and temperature when produced.

●	“crude oil” means crude oil and liquids, including condensate, natural gas liquids and liquefied petroleum gas.

●	“developed oil and gas reserves” are reserves of any category that can be expected to be recovered:

(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving any well.

●
“exploratory well” means a well drilled to find either a new field or a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well.

●	“LNG” means liquefied natural gas.

●	“natural gas liquids” means light hydrocarbons that can be extracted in liquid form from natural gas through special separation plants.

●	“net wells” means a party’s working interest in wells.

●
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

(i) The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geosciences and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geosciences, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geosciences, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

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

●	“PSC” means production sharing contract. For more information about PSC, see “Item 4—Information on the Company—Business Overview—Fiscal Regimes.”

●	“share oil” means the portion of production that must be allocated to the relevant government entity under our PSCs in the PRC.

●
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

For further definitions relating to reserves:

●
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

●
“reserve life” means the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas, also known as reserve-to-production ratio.

●	“seismic data” means data recorded in either two-dimensional (2D) or three-dimensional (3D) form from sound wave reflections off of subsurface geology.

●
“success” means a discovery of oil or gas by an exploratory well.  Such an exploratory well is a successful well and is also known as a discovery.  A successful well is commercial, which means there are enough hydrocarbon deposits discovered for economical recovery.

●
“wildcat well” means an exploratory well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries.

References to:

●	bbls means barrels, which is equivalent to approximately 0.134 tons of oil (33 degrees API);

●	mmbbls means million barrels;

●	BOE means barrels-of-oil equivalent;

●	mcf means thousand cubic feet;

●	mmcf means million cubic feet;

●	bcf means billion cubic feet, which is equivalent to approximately 28.32 million cubic meters; and

●	BTU means British Thermal Unit, a universal measurement of energy.

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide reconciliation to Generally Accepted Accounting Principles in the United States.

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2007, 2008, 2009 and 2010. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data and consolidated statement of comprehensive income data as of and for the years ended December 31, 2007, 2008, 2009 and 2010 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. As disclosed above under Special Note on the Financial Information and Certain Statistical Information Presented in this annual report, our consolidated financial statements as of and for the years ended December 31, 2007, 2008, 2009 and 2010 have been prepared and presented in accordance with IFRS.

	Year ended December 31,
	2007	2008	2009	2010	2010
	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Statement of Comprehensive Income Data:
Operating revenues:
Oil and gas sales	73,037	100,831	83,914	149,119	22,594
Marketing revenues	17,397	22,967	20,752	32,446	4,916
Other income	290	2,179	529	1,488	225
Total operating revenues	90,724	125,977	105,195	183,053	27,735
Expenses:
Operating expenses	(8,040)	(9,990)	(12,490)	(16,204)	(2,455)
Taxes other than income tax	(3,657)	(5,150)	(3,889)	(8,204)	(1,243)
Exploration expenses	(3,432)	(3,410)	(3,234)	(5,580)	(845)
Depreciation, depletion and amortization	(7,936)	(10,058)	(15,943)	(27,687)	(4,195)
Special oil gain levy	(6,837)	(16,238)	(6,357)	(17,706)	(2,683)
Impairment and provision	(614)	(1,541)	(7)	(27)	(4)
Crude oil and product purchases	(17,083)	(22,675)	(20,455)	(32,236)	(4,884)
Selling and administrative expenses	(1,741)	(1,743)	(2,264)	(3,063)	(464)
Others	(185)	(1,307)	(231)	(941)	(143)
	(49,525)	(72,112)	(64,870)	(111,648)	(16,916)
Interest income	673	1,091	638	704	107
Finance costs	(2,032)	(415)	(535)	(1,222)	(185)
Exchange gains, net	1,856	2,551	54	995	151
Investment income	902	476	200	427	65
Share of profits of associates	719	374	173	199	30
Non-operating income/ (expenses), net	(7)	(62)	(34)	142	21
Profit before tax	43,310	57,880	40,821	72,650	11,008
Income tax expense	(12,052)	(13,505)	(11,335)	(18,240)	(2,764)
Profit for the year	31,258	44,375	29,486	54,410	8,244

Year ended December 31,
2007	2008	2009	2010	2010
Rmb	Rmb	Rmb	Rmb	US$
(in millions, except per share and per ADS data)

Earnings per share (basic)(1)	0.72		0.99		0.66		1.22		0.18
Earnings per share (diluted) (2)	0.72		0.99		0.66		1.21		0.18
Earnings per ADS (basic) (1)	71.68		99.44		66.01		121.81		18.46
Earnings per ADS (diluted) (2)	71.48		99.08		65.86		121.39		18.39

Dividend per share
Interim	0.12	2	0.17	5	0.17	6	0.18	1	0.03
Proposed final	0.15	9	0.17	6	0.17	6	0.21	1	0.03

	As of December 31,
	2007	2008	2009	2010	2010
	Rmb	Rmb	Rmb	Rmb	US$
	(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	23,357	19,762	22,615	39,571	5,996
Available-for sale financial assets	6,688	11,661	8,582	18,940	2,870
Current assets	55,732	63,770	70,871	100,653	15,250
Property, plant and equipment, net	118,880	138,358	165,320	212,330	32,171
Investments in associates	2,031	1,785	1,727	1,781	270
Intangible assets and goodwill	1,331	1,206	1,230	3,022	458
Long term available-for-sale financial assets	1,819	1,550	3,120	8,704	1,319
Total assets	179,793	206,669	242,268	327,926	49,686
Current liabilities	21,402	18,799	31,042	69,410	10,517
Long term loans and borrowings, net of current portion	11,046	13,864	18,570	11,716	1,775
Total long term liabilities	24,077	27,632	37,291	42,750	6,477
Total liabilities	45,479	46,431	68,333	112,160	16,994
Capital stock	41,986	43,078	43,078	43,078	6,527
Shareholders’ equity	134,315	160,238	173,936	215,766	32,692

(1)
Earnings per share (basic) and earnings per ADS (basic) for each year from 2007 to 2010 have been computed, without considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 43,605,437,212 and 436,054,372, respectively, for 2007, 44,623,856,311 and 446,238,563, respectively, for 2008, 44,669,199,984 and 446,692,000, respectively, for 2009 and 44,669,199,984 and 446,692,000, respectively, for 2010, in each case based on a ratio of 100 shares to one ADS.

(2)
Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2007 to 2010 have been computed, after considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by using 43,731,936,869 shares and 437,319,369 ADSs for 2007, 44,786,097,516 shares and 447,860,975 ADSs for 2008, 44,771,714,329  shares and  447,717,143 ADSs for 2009 and 44,821,187,466 shares and 448,211,875 ADSs for 2010.

	Year ended December 31,
	2007	2008	2009	2010	2010
	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(1)	23,895	33,161	39,376	29,512	4,472
Cash provided by (used for):
Operating activities	38,254	52,489	49,624	83,498	12,651
Investing activities	(18,327)	(45,735)	(37,307)	(64,800)	(9,818)
Financing activities	(10,799)	(10,129)	(9,403)	(1,284)	(195)
Gearing ratio(2)	7.9%	8.0%	9.7%	13.4%	13.4%

(1)           Capital expenditures paid exclude acquisition capital expenditures.
(2)           Interest bearing debt divided by the sum of interest bearing debt and equity.

The following table sets forth the noon buying rates between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
October 2010	6.6707	—	6.6912	6.6397
November 2010	6.6670	—	6.6892	6.6330
December 2010	6.6000	—	6.6745	6.6000
January 2011	6.6017	—	6.6364	6.5809
February 2011	6.5713	—	6.5965	6.5520
March 2011	6.5483	—	6.5743	6.5483

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

As of March 31, 2011, the noon buying rate between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Rmb6.5483 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2006	7.7771	7.7681	7.7928	7.7506
2007	7.7984	7.8008	7.8289	7.7497
2008	7.7499	7.7862	7.8159	7.7497
2009	7.7536	7.7514	7.7618	7.7495
2010	7.7810	7.7687	7.8040	7.7506
October 2010	7.7515	—	7.7642	7.7515
November 2010	7.7649	—	7.7656	7.7501
December 2010	7.7810	—	7.7833	7.7612
January 2011	7.7926	—	7.7978	7.7683
February 2011	7.7883	—	7.7957	7.7823
March 2011	7.7750	—	7.8012	7.7750

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

As of March 31, 2011, the noon buying rate between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was HK$7.7750 to US$1.00.

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

Risks Relating to Our Operations

Our business, revenues and profits fluctuate with changes in oil and gas prices

Prices for crude oil may fluctuate widely in response to relatively minor changes in the supply and demand for oil, market uncertainty and various other factors that are beyond our control, including, but not limited to overall economic conditions, consumer demand for oil, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources, domestic and foreign government regulations, and weather conditions.

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

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect over time.  In addition, many of the factors involved in estimating reserves over which we do have control, such as the recovery factor estimates and the projected production decline rates, may also prove to be incorrect over time.  Consequently, the results of drilling, testing and production and oil and gas price changes may require substantial upward or downward revisions in our initial reserve data.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position

Exploring for, developing and acquiring reserves is highly risky and capital intensive. Our exploration and development activities involve inherent risks, including the risk that we will not encounter commercially productive oil or gas reservoirs. In addition, approximately 49.1% of our proved reserves were undeveloped as of December 31, 2010.  Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner.  There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.

Our future prospects largely depend on our capital expenditures, which are subject to various risks

Our ability to maintain and increase our revenues, profit and cash flows depends upon continuous capital spending, which is subject to a number of contingencies, some of which are beyond our control.  These variables include: cash flows from operations, the availability and terms of external financing, our ability to execute our project plans and commence production on time, weather conditions, the availability of services and facilities, approvals required from the PRC and foreign governments for certain capital expenditures and investments, and economic, political and other conditions in the PRC and overseas where we have operations or assets.

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

Any failure to implement our natural gas business strategy may adversely affect our business and financial position

As part of our business strategy and to meet increasing market demand in China, we continue to expand our natural gas business.  In addition to the risks that affect our business generally, this strategy involves certain risks and uncertainties, including our limited market share compared to PetroChina Company Limited, or PetroChina, and China Petroleum & Chemical Corporation, or Sinopec, and the underdeveloped natural gas transportation and supply infrastructure and market in China. We are evaluating the options to invest in CNOOC’s LNG projects in China.  However, we have not decided whether to exercise these options.  The options are subject to various conditions including certain governmental approvals, the prospects of such projects and, if applicable, independent shareholders’ approval.

CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates

CNOOC indirectly owned 64.41% of our shares as of March 31, 2011.  As a result, CNOOC is able to control the composition of the board of directors of our company, or our Board, determine the timing and amount of our dividend payments and otherwise control us. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected.

In addition, we regularly enter into transactions with CNOOC and its affiliates, such as China Oilfield Services Limited, or COSL, Offshore Oil Engineering Co., Ltd, or COOEC, and China BlueChemical Ltd. Some of our transactions with CNOOC and its affiliates constitute connected transactions under the Hong Kong Stock Exchange Listing Rules.  Furthermore, these connected transactions are subject to review by the Hong Kong Stock Exchange and may also be subject to the prior approval of our independent shareholders.  For example, we have obtained the independent shareholders’ approval in respect of certain continuing connected transactions under a comprehensive framework agreement with the CNOOC on November 24, 2010.  If we do not obtain these approvals, we will not be allowed to effect these transactions and our business operations and financial condition could be adversely affected.

Under current PRC law, CNOOC has the exclusive right to enter into PSCs with foreign oil and gas companies for the petroleum resources exploitation in offshore China. Although CNOOC has undertaken to us that it will transfer all of its rights and obligations under any new PSCs to us, except those relating to its administrative functions, the interests of CNOOC in entering into PSCs with international oil and gas companies may differ from our interests, especially with respect to the criteria for determining whether, and on what terms, to enter into PSCs.  Our future business development may be adversely affected if CNOOC does not enter into new PSCs on terms that are acceptable to us.

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

We have limited control over our investments in joint ventures and our operations with partners

Many of our operations are conducted with partners or in joint ventures in which we have limited ability to influence or control their operation or future development.  For instance, in 2010, we, through our wholly-owned subsidiary, CNOOC International Limited, acquired a 33.33% interest in Chesapeake Energy Corporation’s 600,000 net oil and natural gas leasehold acres in the Eagle Ford Shale project in South Texas. Our limited ability to influence or control the operation or future development of such joint venture could materially and adversely affect the realization of our target returns on capital and lead to unexpected future costs.

Blowout incidents may result in platform explosions, fire accidents and oil spills

Our operations are mainly conducted offshore. Although we have adopted standard workflow procedures and various measures to control the risks of blowouts, we cannot assure you that we could avoid the potential losses caused by blowouts.  If one or more blowout incidents occur, platform explosions and fire accidents caused by blowouts may result in casualties, property losses and environmental damages, which may have a material adverse effect on our business, financial condition and results of operation.

Extreme weather conditions may have a material adverse impact on us and could result in losses that are not covered by insurance

Our exploration, development and production activities can be adversely affected by extreme weather conditions, which could result in loss of hydrocarbons, environmental pollution, damage to our properties, cessation of activities, delay of project plans, shareholders lawsuits, government penalty, and increases in costs of drilling, completing and operating wells.

We maintain insurance coverage against some, but not all, potential losses. We do not maintain business interruption insurance for all of our oil and gas fields. We may suffer material losses resulting from uninsurable or uninsured risks or insufficient insurance coverage.

Our controlling shareholder, CNOOC, or its affiliates’ current or future activities in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention to us and possible imposition of sanctions on CNOOC, which could materially and adversely affect our shareholders

We cannot predict the interpretation or implementation of government policy at the U.S. federal, state or local levels with respect to any current or future activities by CNOOC or its affiliates in countries that are the subject of U.S. sanctions. It is possible that the United States could subject CNOOC to sanctions due to these activities.  Certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions, such as Iran or Sudan.  It is possible that the activities of CNOOC or its affiliates may affect the investment in our shares by such U.S. state and local governments and colleges.

It is possible that, as a result of activities by CNOOC or its affiliates in these countries, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.

Further, the Iran Sanctions Act, as amended in July 2010, or ISA, authorizes the imposition of sanctions on companies that export certain levels of refined petroleum products to Iran, or provide certain levels of assistance to Iran in developing petroleum resources or in importing or producing refined petroleum products. It is possible that CNOOC could engage in activities targeted by ISA. If the U.S. President determined that CNOOC in fact engaged in the prohibited activities, he could select from among nine sanctions options available under ISA, which range from restrictions on U.S. exports or bank financing to outright blocking of CNOOC’s property within U.S. jurisdiction. If the most extreme sanction, blocking, were applied to CNOOC’s property, including controlled subsidiaries, CNOOC Limited could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

Risks Relating to the Petroleum Industry

The oil and natural gas industries are very competitive

We compete in the PRC and international markets with integrated and independent oil and gas companies for oil and gas properties or leases, customers, capital financing and business opportunities, including desirable oil and gas prospects. We also compete for the equipment and personnel required to explore, develop and operate oil and gas properties.

Changes in laws and regulations could have an adverse effect on our operation in overseas

We currently have operations and assets mainly in the PRC and also in various foreign countries and regions, including Indonesia, Australia, Nigeria, Myanmar, Iraq, Argentina, the United States and certain other countries, and may expand our operations into other countries to further enhance our reserve base and diversify our geographic risk profile.

Our interests may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting these foreign nations which are not within our control, including, among other things, a change in crude oil or natural gas pricing policy, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions and currency controls.

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

War and acts of terrorism could materially and adversely affect us

We have operations and assets in various countries and regions, including Indonesia, Australia, Nigeria, Myanmar, Iraq, Argentina, the United States and certain other countries, some of which are deemed to be with a high degree of political risk.  We face the risks of kidnapping, damage to property and business interruption caused by terrorism activities.  Acts of terrorism could materially and adversely affect our business, financial condition and results of operations.

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

Risks Relating to the PRC

Changes in PRC laws and regulations could have an adverse effect on our operation

Our operations and assets are mainly in the People's Republic of China.  The PRC government exercises control over the PRC petroleum industry, including licensing, exploring, producing, distributing, pricing, taxing, importing, exporting and allocating of various resources.  We have benefited from various favorable PRC government policies, laws and regulations that have been enacted to encourage the development of the offshore petroleum industry. We cannot guarantee that the legal and fiscal regimes affecting our businesses will remain substantially unchanged or that we will continue to benefit from favorable PRC government policies.  For instance, in 2006, the State Council of the PRC issued the Decision to Impose a Special Oil Gain Levy and the Ministry of Finance promulgated the Management Rules on the Administration of Special Oil Gain Levy, effective March 26, 2006.  For detailed information on the Special Oil Gain Levy, see “Item 4. Information on the Company—B. Business Overview—Regulatory Framework—Special Policies Applicable to the Offshore Petroleum Industry in China.” In addition, see “—Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition” and “—Certain legal restrictions on dividend distribution may have a material adverse effect on our cash flows” for detailed information on the risks related to government control of currency conversion and the risks related to certain legal restrictions on dividend distribution, respectively.

In addition, existing PRC regulations require us to obtain various PRC government licenses and other approvals, including in some cases approvals for amendments and extensions of existing licenses and approvals to conduct exploration and development activities off the shores of China.  If we are unable to obtain any necessary approvals, our reserves and production would be adversely affected.

Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition

A portion of our Renminbi revenue may need to be converted into other currencies by our wholly owned subsidiary in the PRC, CNOOC China Limited, to meet our substantial requirements for foreign currencies, including: debt service on foreign currency denominated debt, overseas acquisitions of oil and gas properties, purchases of imported equipment, and payment of dividends declared in respect of shares held by international investors.

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

Certain legal restrictions on dividend distribution may have a material adverse effect on our cash flows

We are a holding company. Our businesses are owned and conducted through various wholly owned subsidiaries, including CNOOC China Limited, our wholly owned subsidiary in the PRC. Accordingly, our future cash flows will consist principally of dividends and other distributions from our subsidiaries. Our PRC subsidiary’s ability to pay dividends and other distributions to us is subject to PRC laws and regulations.  For example, legal restrictions in the PRC permit payment of dividends only out of profits determined in accordance with PRC accounting standards and regulations.  Substantially all our dividend payments result from dividends paid to us as a holding company by CNOOC China Limited. CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends. As a wholly foreign owned enterprise in China, CNOOC China Limited has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distributions according to the prevailing accounting rules and regulations in the PRC.  Therefore, there is a risk that we may not be able to maintain sufficient cash flows due to these restrictions on dividend distribution.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT

Our legal and commercial name is CNOOC Limited.  We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Hong Kong Companies Ordinance.  Our business registration number in Hong Kong is 685974.  Under our memorandum of association, we may do anything which we are permitted to do by any enactment or rule of law.  Our registered office is located at 65th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong, and our telephone number is 852-2213-2500.

The PRC government established CNOOC, our controlling shareholder, as a state-owned offshore petroleum company in 1982 under the Regulation of the PRC on the Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises. CNOOC assumed certain responsibility for the administration and development of PRC offshore petroleum operations with foreign oil and gas companies.

Prior to CNOOC’s reorganization in 1999, CNOOC and its various affiliates performed both commercial and administrative functions relating to oil and natural gas exploration and development in offshore China.

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

CNOOC has undertaken to us that:

●
we will enjoy the exclusive right to exercise all of CNOOC’s commercial and operational rights under PRC laws and regulations relating to the exploration, development, production and sales of oil and natural gas in offshore China;

●	it will transfer to us all of its rights and obligations under any new PSCs and geophysical exploration operations, except those relating to its administrative functions;

●	it will not engage or be interested, directly or indirectly, in oil and natural gas exploration, development, production and sales in or outside the PRC;

●	we will be able to participate jointly with CNOOC in negotiating new PSCs and to set out our views to CNOOC on the proposed terms of new PSCs;

●	we will have unlimited and unrestricted access to all data, records, samples and other original data owned by CNOOC relating to oil and natural gas resources;

●
we will have an option to invest in LNG projects in which CNOOC invested or proposed to invest, and CNOOC will at its own expense help us to procure all necessary government approvals needed for our participation in these projects; and

●
we will have an option to participate in other businesses related to natural gas in which CNOOC invested or proposed to invest, and CNOOC will procure all necessary government approvals needed for our participation in such business.

The undertakings from CNOOC will cease to have any effect:

●	if we become a wholly owned subsidiary of CNOOC;

●	if our securities cease to be listed on any stock exchange or automated trading system; or

●	12 months after CNOOC or any other PRC government-controlled entity ceases to be our controlling shareholder.

For information on our capital expenditures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures and Investments.

B.	BUSINESS OVERVIEW

Overview

We are an upstream company specializing in the exploration, development and production of oil and natural gas. We are the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, we are also one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2010, we had net proved reserves of 2.99 billion BOE, including approximately 1.92 billion barrels of crude oil and 6,458.3 bcf of natural gas. In 2010, we had an average daily production of approximately 721,534 barrels of crude oil and approximately 1,040.0 mmcf of natural gas, representing a total net oil and gas production of 900,702 BOE per day.

Competitive Strengths

We believe that our historical success and future prospects are directly related to a combination of our strengths, including the following:

●	large and diversified asset base with significant exploitation opportunities;

●	sizable operating areas in offshore China with demonstrated exploration potential;

●	successful independent exploration and development track record;

●	reduced risks and access to capital and technology through PSCs in offshore China;

●	competitive cost structure with strong margins; and

●	experienced management team and a high level of corporate governance standard.

Large and diversified asset base with significant exploitation opportunities

We have a large net proved reserve base spread across offshore China and globally. As of December 31, 2010, we had approximately 2.99 billion BOE of net proved reserves.  Our core operating area, offshore China, contributed to 2.23 billion BOE, or 74.6%, of our net proved reserves, while overseas contributed to the balance of 25.4%.

In addition to offshore China, we have a diversified global portfolio which provides us with further exploration and exploitation potential. We have a strong track record of successfully acquiring and operating many quality overseas upstream assets worldwide. Currently, we have assets in resource rich countries such as Indonesia, Nigeria, Australia and Argentina.

As of December 31, 2010, approximately 49.1% of our net proved reserves were classified as net proved undeveloped. Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating areas in offshore China with demonstrated exploration potential

We are the dominant oil and gas producer in offshore China, a region that we believe has substantial exploration upside. As of December 31, 2010, our total major exploration areas acreage in offshore China was 256.4 thousand km2. We believe that offshore China is relatively underexplored, compared to other prolific offshore exploration areas such as the shallow water of the U.S. Gulf of Mexico, providing us with substantial exploration upside.

We have maintained an active drilling exploration program, which continues to demonstrate the exploration potential of offshore China. During 2010, we and our foreign partners have together drilled a total of 97 exploratory wells in offshore China, of which 59 were wildcat wells. During the same year, we and our foreign partners made 13 new discoveries in offshore China.

Successful independent exploration and development track record

We have a strong record of growing our reserves base for oil and natural gas, both independently and with our foreign partners through PSCs. In recent years, we have been adding reserves and production mainly through independent exploration and development. As of the end of 2010, in offshore China, approximately 77.1% of our net proved reserves were independent and approximately 68.6% of our production came from independent projects.

In 2010, in offshore China, our independent exploration resulted in 12 new discoveries. We also successfully appraised 12 oil and gas structures by 18 appraisal wells. On the development front, in 2010, our major new development projects progressed smoothly with 9 new projects on stream.

Reduced risks and access to capital and technology through PSCs in offshore China

Our parent, CNOOC, holds exclusive right from the PRC government to enter into PSCs with foreign partners relating to the petroleum resources exploitation in offshore China. CNOOC assigned us all of its rights and obligations under then-existing PSCs in 1999 and has undertaken to assign to us its future PSCs except for those relating to its administrative functions. PSCs help us minimize our offshore China finding costs, exploration risks and capital requirements because our foreign partners are responsible for all costs associated with exploration under the usual case. Our foreign partners recover their exploration costs only when a commercially viable discovery is made and production begins.

For more information about PSC, see “Item 4—Information on the Company—Business Overview—Fiscal Regimes.”

Competitive cost structure with strong margins

Despite cost escalation in global oil field services and raw materials, we have managed to maintain a competitive cost structure. During 2010, our production cost, not including ad valorem and severance taxes, decreased to US$7.47 per BOE from US$8.04 per BOE in 2009. Through enhanced operating efficiencies, our selling and administrative expenses also decreased to US$1.41 per BOE in 2010 from US$1.46 per BOE in 2009.

Experienced management team and a high level of corporate governance standard

Our senior management team has extensive experience in the oil and gas industry. Most of our executives have been with CNOOC, our controlling shareholder, since its inception in 1982. Many of our management team and staff members have worked closely with international partners both within and outside China through numerous joint operations.

We have a proven track record of complying with a high level of corporate governance standard, which was recognized by the industry. For example, we won “Energy Company of the Year”, the highest award of Platts Global Energy Awards in 2010. In addition, we were awarded the “Corporate Governance Asia Recognition Awards 2010 – One of the Best Companies in China” by Corporate Governance Asia in 2010.

Business Strategy

We intend to continue expanding our oil and gas exploration and production activities.  The principal components of our strategy are as follows:

●	focus on reserve and production growth;

●	develop natural gas business; and

●	maintain prudent financial policy.

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as top priority. We plan to increase our reserves through drill bits and value-driven acquisitions. We plan to concentrate independent exploration efforts on major existing operating areas, especially in major areas of offshore China. In the meantime, we plan to continue to enter into PSCs with foreign partners to lower capital requirements and exploration risks. In 2010, we achieved a reserve replacement ratio of 202%.

We plan to increase production primarily through the development of net proved undeveloped reserves. As of December 31, 2010, approximately 49.1% of our proved reserves were classified as net proved undeveloped, which gives us the opportunity to achieve future production growth, as long as these reserves are developed faster than the depletion rate of our currently producing reserves.

Develop natural gas business

We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with parties possessing the relevant experience and expertise.

From 2006 to 2010, our partners made several gas discoveries in deepwater South China Sea, including Liwan 3-1, Liuhua 34-2 and Liuhua 29-1. We expect that our natural gas production would increase with these gas fields on stream.

Maintain prudent financial policy

We will continue to maintain our prudent financial policy, so as to preserve our low cost structure and operational efficiency. As an essential part of our corporate culture, we continue to promote the cost consciousness among both our management team and other employees. Also, in our performance evaluation system, cost control is always one of the most important key performance indicators.

Aiming to keep our competitive cost structure, we plan to actively promote the regional planning and development of oil and gas field groups to share the production facilities and reduce production cost. In addition, we plan to apply up-to-date drilling, production and offshore engineering technology to our operations.

Currently, we have a strong financial profile with a low gearing ratio. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and fixed charge coverage. We also intend to actively manage our trade receivable and inventory positions to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated debt and to minimize exposure to foreign exchange rate fluctuations.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

Our reserve data for 2009 and 2010 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009.  The comparative information for 2008 is not restated.

	Year ended December 31,
	2008	2009	2010
Net Production:
Oil (daily average bbls/day)	422,068	509,696	721,534
Gas (daily average mmcf/day)	621.1	653.5	1,040.0
Oil equivalent (BOE/day)	530,728	623,896	900,702

Net Proved Reserves (end of period):
Oil (mmbbls)	1,578.2	1,667.8	1,915.1
Gas (bcf)	5,623.3	5,944.0	6,458.3
Total (million BOE)	2,515.4	2,658.4	2,994.5
Proved developed reserves (million BOE)	1,009.1	1,283.6	1,524.6
Proved undeveloped reserves (million BOE)	1,506.3	1,374.8	1,469.8
Annual reserve replacement ratio(1)	60%	163％	202%
Estimated reserve life (years)	13.0	11.7	9.1
Standardized measure of discounted future net cash flow (million Rmb)	111,277	226,663	293,768

(1) For information on the calculation of this ratio, see “Terms and Conventions—Glossary of Technical Terms—reserve replacement ratio.”

Except as otherwise noted, all information in this annual report relating to our oil and natural gas reserves is based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us, except for the information relating to certain of our oil and natural gas reserves for the year 2010, which was evaluated by us independently, such as Wenchang 13-1, Wenchang 13-2 and Dongfang 1-1 oil and gas fields offshore China, and Akpo and Egina oil fields in Nigeria. For further information regarding our reserves, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing, production and oil and gas price changes” and “Item 4—Information on the Company—Business Overview—Exploration, Development and Production.”

Summary of Oil and Gas Reserves

The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as of the dates indicated.

	Net proved reserves at December 31,		Net proved reserves at December 31, 2010
	2008	2009	Oil	Natural Gas	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmboe) (1)

Developed
Offshore China
Bohai Bay	452.8	560.2	585.8	390.5	650.9
Western South China Sea	258.6	307.9	127.2	970.7	289.0
Eastern South China Sea	137.8	143.9	135.3	478.5	215.0
East China Sea	1.7	2.0	0.1	8.6	1.5
Subtotal	850.9	1,013.9	848.4	1,848.3	1,156.4
Overseas
Asia	97.2	131.8	44.5	396.9	110.6
Oceania	60.9	52.6	8.5	173.0	37.4
Africa	—	75.7	57.1	—	57.1
North America	—	9.7	1.2	42.9	8.3
South America	—	—	108.5	268.5	154.8
Subtotal	158.1	269.8	219.8	881.3	368.2
Total Developed	1,009.1	1,283.6	1,068.2	2,729.7	1,524.6

Undeveloped
Offshore China
Bohai Bay	612.3	598.9	411.9	337.7	468.2
Western South China Sea	355.8	317.4	132.8	1,063.3	310.0
Eastern South China Sea	210.1	187.7	89.8	775.9	219.1
East China Sea	73.1	72.0	18.8	362.0	79.2
Subtotal	1,251.3	1,176.1	653.3	2,539.0	1,076.5
Overseas
Asia	100.9	102.4	5.5	619.8	108.8
Oceania	65.0	82.0	12.1	324.9	66.3
Africa	89.1	14.3	88.6	—	88.6
North America	—	—	—	—	—
South America	—	—	87.5	245.0	129.7
Subtotal	255.0	198.7	193.7	1,189.7	393.4
Total Undeveloped	1,506.3	1,374.8	847.0	3,728.7	1,469.8

TOTAL PROVED	2,515.4	2,658.4	1,915.1	6,458.3	2,994.5

(1) In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America for which we have assumed that 5,800 cubic feet of natural gas equals one BOE.

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude Oil Reserves
(mmbbls)

	As of December 31,		As of December 31, 2010
	2008	2009	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	603.6	675.1	379.7	324.6	704.3
Western South China Sea	227.9	235.3	110.7	127.9	238.6
Eastern South China Sea	104.6	100.8	84.9	45.1	130.0
East China Sea	17.8	17.5	0.1	18.8	18.9
Subtotal	953.9	1,028.7	575.4	516.4	1,091.8
PSCs
Bohai Bay	330.0	353.0	206.1	87.3	293.4
Western South China Sea	17.8	23.6	16.5	4.8	21.4
Eastern South China Sea	97.8	90.1	50.4	44.7	95.1
East China Sea	—	—	—	—	—
Subtotal	445.6	466.7	273.0	136.9	409.9
Combined
Bohai Bay	933.6	1,028.2	585.8	411.9	997.7
Western South China Sea	245.8	258.9	127.2	132.8	260.0
Eastern South China Sea	202.4	190.9	135.3	89.8	225.1
East China Sea	17.8	17.5	0.1	18.8	18.9
Subtotal	1,399.5	1,495.5	848.4	653.3	1,501.7
Overseas
Asia	64.8	53.8	44.5	5.5	49.9
Oceania	24.8	26.4	8.5	12.1	20.7
Africa	89.1	90.0	57.1	88.6	145.7
North America	—	2.0	1.2	—	1.2
South America	—	—	108.5	87.5	196.0
Subtotal	178.7	172.2	219.8	193.7	413.5
Total	1,578.2	1,667.8	1,068.2	847.0	1,915.1

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2010
	2008	2009	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	789.2	785.4	390.5	337.7	728.3
Western South China Sea	1,957.4	1,953.4	743.1	1,063.3	1,806.5
Eastern South China Sea	848.8	838.6	470.2	405.4	875.6
East China Sea	342.2	339.0	8.6	362.0	370.6
Subtotal	3,937.6	3,916.4	1,612.4	2,168.5	3,780.9
PSCs
Bohai Bay	—	—	—	—	—
Western South China Sea	254.3	245.2	227.6	—	227.6
Eastern South China Sea	24.5	5.0	8.3	370.5	378.8
East China Sea	—	—	—	—	—
Subtotal	278.8	250.2	235.9	370.5	606.4
Combined
Bohai Bay	789.2	785.4	390.5	337.7	728.3
Western South China Sea	2,211.6	2,198.6	970.7	1,063.3	2,034.1
Eastern South China Sea	873.3	843.6	478.5	775.9	1,254.4
East China Sea	342.2	338.9	8.6	362.0	370.6
Subtotal	4,216.4	4,166.5	1,848.3	2,539.0	4,387.3
Overseas
Asia	799.8	1,082.5	396.9	619.8	1,016.7
Oceania	607.1	648.9	173.0	324.9	498.0
North America	—	46.0	42.9	—	42.9
South America	—	—	268.5	245.0	513.4
Subtotal	1,406.9	1,777.4	881.3	1,189.7	2,071.0
Total	5,623.3	5,944.0	2,729.7	3,278.7	6,458.3

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2010
	2008	2009	Developed	Undeveloped	Total
Offshore China
Independent
Bohai Bay	735.1	806.0	444.8	380.9	825.7
Western South China Sea	554.2	560.8	234.5	305.1	539.6
Eastern South China Sea	246.1	240.6	163.3	112.6	275.9
East China Sea	74.8	74.0	1.5	79.2	80.7
Subtotal	1,610.2	1,681.4	844.1	877.8	1,721.9
PSCs
Bohai Bay	330.0	353.0	206.1	87.3	293.4
Western South China Sea	60.2	64.5	54.5	4.8	59.3
Eastern South China Sea	101.8	91.0	51.7	106.5	158.2
East China Sea	—	—	—	—	—
Subtotal	492.0	508.5	312.3	198.6	511.0
Combined
Bohai Bay	1,065.1	1,159.1	650.9	468.2	1,119.1
Western South China Sea	614.4	625.3	289.0	310.0	599.0
Eastern South China Sea	347.9	331.5	215.0	219.1	434.1
East China Sea	74.8	74.0	1.5	79.2	80.7
Subtotal	2,102.2	2,190.0	1,156.4	1,076.5	2,232.9
Overseas
Asia	198.1	234.2	110.6	108.8	219.4
Oceania	125.9	134.6	37.4	66.3	103.7
Africa	89.1	90.0	57.1	88.6	145.7
North America	—	9.7	8.3	—	8.3
South America	—	—	154.8	129.8	284.5
Subtotal	413.2	468.5	368.2	393.4	761.6
Total	2,515.4	2,658.4	1,524.6	1,469.8	2,994.5

Proved Undeveloped Reserves

As of December 31, 2010, we had proved undeveloped reserves of 1,470 million BOE, including 847.0 million barrels of crude oil and 3,728.7 bcf of natural gas, representing an increase of 95 million BOE as compared to proved undeveloped reserves of 1,375 million BOE as of December 31, 2009.

The changes in our proved undeveloped reserves mainly include:

●	increase of 361 million BOE due to new discoveries and extensions;

●	increase of 141 million BOE due to acquisitions;

●	decrease of 259 million BOE due to proved undeveloped reserves converted into proved developed reserves;

●	decrease of 104 million BOE due to revisions; and

●	decrease of 44 million BOE due to output.

In 2010, we spent US$1.77 billion on developing proved undeveloped reserves into proved developed reserves. US$1.44 billion, or 81.7%, were spent on 25 major development projects in Bohai Bay, Western South China Sea and Eastern South China Sea in offshore China and the Akpo oilfield in Nigeria. The remaining 18.3% was spent on our domestic infill drilling programs in Bohai Bay and Eastern South China Sea.

As of December 31, 2010, 208 million BOE of our proved undeveloped reserves were first booked before 2006. These proved undeveloped reserves were mainly located in East China Sea, Eastern South China Sea and Western South China Sea, including (i) 73 million BOE in East China Sea, more than half of which is planned to be developed together with certain new discoveries; (ii) 46 million BOE in Eastern South China Sea, including Panyu 34-1 gas field associated with Liwan 3-1 gas field located in the same area that is currently under construction; and (iii) 89 million BOE in Western South China Sea, including Yacheng 13-4 gas field associated with Yacheng 13-1 gas field located in the same area that has been supplying gas to Hong Kong for several years. Yacheng 13-4 gas field is expected to commence production in 2013.

Qualifications of Reserve Technical Oversight Group and Internal Controls over Proved Reserves

Since 2001, we have engaged independent third party consulting firms, including Ryder Scott Company, Gaffney, Cline & Associates and RPS, to perform annual estimates for our proved oil and gas reserves. In 2010, the reserves of certain fields were evaluated by us independently, which accounted for approximately 11% of our total net proved reserves.

The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the SEC Title 17: “Code of Federal Regulations–Modernization of Oil and Gas Reporting–Final Rule” in the Federal Register (SEC regulations) that was released on January 14, 2009 and related accounting standards.

While we engage third parties to conduct our annual estimates for most of our reserves, we continue to enhance the supervision over our procedures to ensure the quality control of our reserve evaluation process.

As part of our efforts to improve the evaluation and oversight of our reserves, we established the Reserve Management Group, or RMG, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMG’s main responsibilities are to:

●	review our reserve policies;

●	review our proved reserves and other categories of reserves; and

●	select our reserve estimators and auditors.

The RMG follows certain procedures to appoint our internal reserve estimators and reserve auditors, who are required to have undergraduate degrees and at least five years and ten years of experience related to reserves estimation, respectively.

The reserves estimators and auditors are required to be members of China Petroleum Society, or CPS, and are required to take the professional trainings and examinations provided by CPS and us.

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserves Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMG periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 28 years’  experience in oil and gas industry.

Besides engaging third parties to perform annual estimates for most of our reserves, we also implement rigorous internal control system that monitors the entire reserves estimation procedure and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

Exploration, Development and Production

Summary

In offshore China, the Company engages in oil and natural gas exploration, development and production activities in Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea either independently or through cooperation with foreign partners by PSCs. As of the end of 2010, approximately 74.6% of the Company’s net proved reserves and approximately 79.9% of its production were from offshore China.

In respect of independent operations: in recent years, the Company has been adding reserves and production mainly through independent exploration and development in offshore China. Approximately 77.1% of it net proved reserves and approximately 68.6% of its production offshore China came from the independent projects as of the end of 2010.

In respect of PSC operations: the controlling shareholder of the Company, CNOOC, has the exclusive right to explore and develop oil and natural gas in offshore China with foreign partners through PSCs. CNOOC has transfered all its rights and obligations of all the PSCs except those relating to its administrative functions to the Company, including new PSCs that will be signed in the future. As of the end of 2010, 30 PSCs with 22 partners were in force.

In overseas, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Argentina, the U.S. and various other countries. As of 31 December 2010, the Company’s overseas net proved reserves and net production accounted for approximately 25.4% and 20.1% of its total net proved reserves and total net production, respectively.

Exploration

In 2010, the Company continued to carry out oil exploratory activities around sags with rich resources in Bohai Bay and Eastern South China Sea, and actively explored new scope of areas in mature regions. In addition, the Company enhanced its natural gas exploratory activities in Eastern South China Sea and Western South China Sea, especially in deepwater exploration. The Company achieved highly effective results from its exploratory activities, making great progress and breakthroughs in the areas of Bohai Bay and South China Sea.

In 2010, the Company’s independent exploration resulted in 12 new discoveries offshore China. We also successfully appraised 12 oil and gas structures by 18 appraisal wells. Our PSC partners’ exploration efforts resulted in 1 new discovery and 3 oil and gas structures successfully appraised by 5 appraisal wells.

The Company’s major achievements from its exploratory activities in 2010 included:

First, in respect of crude oil exploration, we made significant progress in both new areas and mature areas.

We made breakthroughs of oil exploration in four new areas: In Bohai Bay, a significant discovery of Penglai 9-1 in the Miaoxi uplift area, with potential to be developed into a large sized oilfield; a breakthrough in Laidong-Miaonan structure with the discovery of Kenli 6-4 and Kenli 6-5. In Eastern South China Sea, we made the discovery of Enping 24-2, representing the first commercial discovery in the Enping sag. We also made the new discovery of Liuhua 16-2 in Northeast wing of the Baiyun sag in Eastern South China Sea. These new discoveries opened up the new field for our oil exploratory activities in the related areas and set a clear direction for our future activities in such areas.

Outstanding outcome from rolling exploratory activities in mature areas was achieved. Rolling exploration is one of the main contributors of the additional reserve growth with relatively low risk and high success rate. Major achievements in 2010 were as follows: the successful expansion of Qinnan sag with the discovery of Qinhuangdao 29-2 East; another new discovery, Qinhuangdao 33-1 South, in the Shijiutuo uplift area; the successful expansion of the mature area around Yellow River Mouth with the discovery of Bozhong 34-1 West; and the enlarging reserve size by rolling exploration in Weixinan in Western South China Sea.

Second, in respect of natural gas exploration, we made important discoveries in Yinggehai Basin and deepwater areas in South China Sea.

Remarkable progress has been made in natural gas exploration in Yinggehai. The deep middle formation of Yinggehai basin in Western South China Sea has huge exploration potential, although its high temperature and high pressure environment has made the exploration rather difficult. In 2010, a new discovery of Dongfang 13-1 was made in this area, opening up a new area for natural gas exploration in the middle formation. The Company has possessed enough knowledge on many similar structures in the area, which will become important targets for the exploration of natural gas in the next step.

Furthermore, we made another deepwater exploration breakthrough in South China Sea. Following the discoveries of Liwan 3-1 and Liuhua 34-2, our partner, Husky, has made another important discovery of Liuhua 29-1 in the deepwater area of Baiyun sag. The successful discovery and appraisal of Liuhua 29-1 not only inspired our deepwater exploratory activities in South China Sea, but also deepened our understanding of the geologic structure in the area. In addition, our other partner, BG, drilled an exploratory well of Lingshui 22-1-1 on Block 64/11 in Qiongdongnan basin and encountered the gas-bearing sands, which unveiled the resource potential in this region.

These outstanding results demonstrated the Company’s unique advantage of being the exploration expertise on the continental shelf of offshore China. Our in-depth knowledge of the geology of offshore China and continuous efforts in deepwater exploration are important to assure the Company’s future growth.

In 2010, the Company’s major exploratory activities are shown in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D		3D
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China
Bohai Bay	17	13	1	–	7	–	9	—	–	–	6,185	–
Western South China Sea	17	14	2	–	2	–	6	—	8,227	–	2,135	837
Eastern South China Sea	9	4	6	5	2	1	3	5	11,793	–	2,567	1,371
East China Sea	5	2	2	–	1	–	—	—	2,578	–	–	554
Offshore China Subtotal	48	33	11	5	12	1	18	5	22,598	–	10,887	2,762
Overseas	–	–	4	–	–	–	—	—	–	960	–	477
Total	48	33	15	5	12	1	18	5	22,598	960	10,887	3,240

Development and Production

In 2010, our development and production made impressive results including:

Firstly, new oilfields commenced production one after another, bolstering the Company’s production growth.  The project development schedule was quite tight during the year, and the sea ice in Bohai Bay area at the beginning of the year seriously affected the operation of the Company. However, with careful planning, we have been able to put the new oilfields into production as scheduled, and the production of each oilfield has either met or exceeded the expected target output, becoming a new driving force for the production growth of the Company. During the year, a total of 9 projects came on-stream one after another including Bozhong 3-2, Bozhong 29-4, Bozhong 19-4, Caofeidian 18-1, Bozhong 26-3 and Luda 32-2 in Bohai Bay, Weizhou 11-1 East and Weizhou 6-8 in Western South China Sea as well as Huizhou 25-3 in Eastern South China Sea.

Secondly, the composite decline rate of producing oil and gas fields was under effective control, enabling us to maintain robust production activities. Through in-depth geology and reservoir research for oil reserves conducted in producing oilfields, a strategy to lay out the infill drilling was deployed according to the underground reservoir conditions. During the year, the production of newly commenced infill drilling wells, roughly 170, a record high, was far higher than expected, making a significant contribution to the Company’s production growth. The production time efficiency of the producing oil and gas fields offshore China reached 95% and was better than expected. Furthermore, the composite decline rate of each producing oil and gas field has been kept at a low level through enhancing water flooding efficiency which achieved great results. Some oilfields such as Suizhong 36-1 and ChengBei have recorded zero decline rates.

In addition, although the oil and gas fields of the Company repeatedly suffered from typhoons, it did not result in significant impact due to our proactive warning systems and proper deployment of resources. The safety of oilfields was secured, and there were no major accidents relating to health, safety and environment.

In overseas, the production from Akpo oilfield of OML 130 block in Nigeria enjoyed the steady growth and has achieved the designed peak production. The decline rate of mature oilfields in Indonesia remained at low level through infill drilling, water flooding and other measures.

In 2010, the Company’s net oil and gas production amounted to 328.8 million BOE, representing a growth of 44.4% over the previous year, which brought our production base to a new height and further strengthened our leading position as a global independent oil and gas exploration and production company.

New Overseas Projects

The Company’s acquisition activities are “value-driven”. When selecting and evaluating a potential project, we follow three criteria. First, whether the project will provide rich resources. Second, whether the project will provide attractive returns. Third, whether the risks are controllable.

In 2010, the Company has completed a number of successful acquisitions, mainly including:

First, the Company has successfully entered into the resource rich South America and the Middle East. In March 2010, the Company announced to reorganize Bridas Corporation, or Bridas, to a 50%/50% joint venture with Bridas Energy Holding Ltd., or BEH, building up a solid platform in South America for further development. In November 2010, Bridas signed an agreement to purchase 60% interest in Pan American Energy LLC, or PAE, from BP for a consideration of US$7.06 billion. This deal is expected to be closed in the first half of 2011. Upon completion of these two transactions, the Company will indirectly own 50% interest in PAE.

In addition, the Company has entered into the Middle East through a Technical Service Contract for Missan oilfields in Iraq.

Second, the Company was for the first time involved in the shale oil and gas projects. The development on shale oil and gas has become one of the hotspot areas in the global oil and gas exploration and development, especially in North America where the shale gas has been discovered and explored in large scale and accounted for important share in the natural gas supply in the U.S. In November 2010 and early 2011, the Company has completed the acquisition of 33.3% interest of Eagle Ford shale oil and gas project and 33.3% interest of Niobrara project from Chesapeake respectively. The Company believes that entering into the shale oil and gas business will derive new technologies for the sustainable growth and open up new room for development.

Through several acquisitions mentioned above, the Company’s overseas reserves and production were increased and its portfolio became more balanced therefore allowing the Company to capture the growth opportunities within the industry in the future and broaden the Company's development potential.

Principal Oil and Gas Regions

Offshore China

Bohai Bay

Bohai Bay is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil, but a few light oil discoveries have been gradually made in the recent years such as Jinzhou 25-1. As of the end of 2010, the reserve and production volume in Bohai Bay are 1,119.1 million BOE and 429,008 BOE/day respectively, representing approximately 37.4% and 47.6% of the Company’s total reserves and production. The operation area in Bohai Bay is mainly shallow waters with a depth of 10 to 30 meters.

Rich in oil and gas resources, Bohai Bay has been one of the Company’s core areas for exploration and development. In recent years, the Company has made a number of commercial discoveries there every year. In 2010, the Company made seven successful discoveries in Bohai Bay, namely Qinhuangdao 29-2 East, Qinhuangdao33-1 South, Jinzhou 20-5, Penglai 9-1, Kenli 6-4, Kenli 6-5 and Bozhong 34-1 West. Apart from that, four oil and gas structures were successfully appraised, including Kenli 10-1, Qikou 18-1, Bozhong 34-1 West and Qinhuangdao33-1 South. A few important accomplishments are stated as follows:

First, an important discovery was made in the Miaoxi uplift area, namely Penglai 9-1. In light of the high viscosity and high density of the heavy oil of the structure, thermal oil extraction was conducted and satisfactory results were achieved.  Breakthroughs made in such structures not only increased our crude oil reserves but the methodology applied during the test also provided us with experiences for the future exploration and development of heavy oil.

Second, breakthroughs were achieved in the Laidong-Miaonan structure with new discoveries of Kenli 6-4 and Kenli 6-5. Of these discoveries, the successful drilling in Kenli 6-4 structure opened up a new area for oil and gas exploration. This was followed by another successful drilling in Kenli 6-5, located at southeast of Kenli 6-4. The exploration breakthrough achieved in Laidong-Miaonan structure increased the chance of discovering a large scale oil and gas fields in this new area.

Third, several exploration achievements made in mature areas. Following the discovery of Qinhuangdao 29-2 oil and gas field in Qinnan trough in 2009, Qinhuangdao 29-2 East structure was successfully drilled. The discovery of Qinhuangdao 29-2 East further increased our reserves in such area. In addition, the Company discovered Qinhuangdao 33-1 South in Shijiutuo uplift area and Bozhong 34-1 West in the mature area around Yellow River Mouth.

The development and production in Bohai Bay, which represented a major source for the Company’s production growth, achieved outstanding performance in 2010.

First of all, the projects in Bohai Bay including Bozhong 3-2, Bozhong 29-4, Bozhong 19-4, Caofeidian 18-1, Bozhong 26-3 and Luda 32-2 commenced production on schedule, boosting the Company’s rapid production growth.

Besides, the production from the producing oilfields performed better than expected. In view of the relatively large number of producing oil and gas fields in Bohai Bay, the Company continued to lay out extensive infill drilling programs, achieving the production additions better than expected. In addition, while maintaining high production time efficiency as well as low composite decline rate, some oilfields even reached zero decline rates through better management. For example, being the largest independent oilfield in Offshore China and in production for roughly 20 years, Suizhong 36-1 was able to maintain a stable production through comprehensive adjustment measures, such as construction of new platforms and infill drilling.

Western South China Sea

Western South China Sea is one of the most important natural gas producing areas for the Company. As of the end of 2010, the typical water depth of the major operation area in this region ranges from 40 to 120 meters. As of the end of 2010, the reserve and production volume in Western South China Sea reached 599.0 million BOE and 145,274 BOE/day respectively, representing approximately 20.0% and 16.1% of the Company’s total reserves and production.

In 2010, the Company made a new discovery of Dongfang 13-1 in Yinggehai basin in Western South China Sea, opening up a new area of natural gas exploration in the middle formation. Furthermore, the Company’s rolling exploration in Weixinan resulted in another new discovery of Wushi 1-5, expanding the scale of reserves in this area. In addition, the Company also successfully appraised the structures of Weizhou 11-1, Weizhou 11-2, Weizhou 10-3 West and Weizhou 12-2 in Western South China Sea and achieved satisfactory outcome.

From the deepwater perspective, our partner BG drilled an exploratory well Lingshui 22-1-1 on Block 64/11 in Qiongdongnan basin and encountered the gas-bearing sands. This is the first deepwater well in Qiongdongnan basin, and the Company was encouraged by such drilling result.

As for development and production, Weizhou 11-1 East and Weizhou 6-8 commenced production one after another, boosting the Company’s production in the area. Furthermore, the Company is actively preparing the regional development on the small to medium sized oilfields in this area that are currently under appraisal.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. As of today, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2010, the reserve and production volume in Eastern South China Sea reached 434.1 million BOE and 144,712 BOE/day respectively, representing approximately 14.5% and 16.1% of the Company’s total reserves and production.

In 2010, major breakthroughs were made in the exploration of Eastern South China Sea.

First, following Liwan 3-1 and Liuhua 34-2, another significant discovery in deepwater exploration, was made, namely Liuhua 29-1. The Liuhua 29-1 structure is located in the deepwater area of Baiyun sag. The discovery and appraisal of Liuhua 29-1 not only brought the additions to our reserves but also deepened our understanding of the geologic conditions in the area, facilitating explorations in the deepwater area of South China Sea.

Second, the first commercial discovery was made in Enping sag. Exploration in the Enping area has been on going for many years. While the Enping sag was proven to have resource potential, no commercial discovery had ever been made. In 2010, the first commercial discovery of Enping 24-2 opened up a new exploration area in the Enping sag.

Third, opening up new area for oil exploration with a new discovery of Liuhua 16-2 in the Northeastern wing of Baiyun sag. Luihua 16-2 represented the first oil discovery in Baiyun sag, bringing a new age of exploration for the area.

Besides the new discoveries mentioned above, the Company has successfully appraised the oil and gas structures of Huizhou 25-8 and Enping 24-2. Our partner has successfully appraised Liwan 3-1, Liwan 34-2, and Liuhua 29-1.

In 2010, the Company actively carried out the preparation work regarding the development of deepwater natural gas project Liwan 3-1. In addition, the successful commencement of production of Huizhou 25-3 oilfield in Eastern South China Sea has injected new energy to the production growth in this area. To effectively reduce production costs and increase efficiency, the Company has also achieved the regional development and operation of oilfield groups in Eastern South China Sea. According to the actual conditions of Xijiang 24-3, Xijiang 30-2, and Xijiang 23-1 oilfields, and in order to optimize the resources in those areas, the Company combined those oilfields.

In 2010, the Company completed the acquisition of 24.5% interest in block 15/34 from Devon Energy Corporation. CNOOC Limited acted as the operator of such block. Following the completion of the transaction, the Company’s interest in block 15/34 increased to 75.5%.

East China Sea

East China Sea is the least explored area among the Company’s four principal producing regions in offshore China. The typical water depth of the Company’s operation area in this region is approximately 90 meters. As of the end of 2010, approximately 2.7% of the reserves and 0.1% of the production of the Company were from East China.

Overseas

Asia

Asia is the first overseas region that the Company has entered into and has become one of the Company’s major overseas oil and gas producing areas. As of today, the Company holds oil and gas assets mainly in Indonesia and Iraq. As of the end of 2010, the reserves and production volume from the Asia region excluding China reached 219.4 million BOE and 58,421 BOE/day respectively, representing approximately 7.3% and 6.5% of the Company’s total reserves and production.

Indonesia

In Indonesia, the Company mainly owns interests in the following PSCs: the Malacca Strait, the SES, the ONWJ, the West Madura and Poleng Technical Assistance Contract, among which, the Company is the operator of the SES block and owns approximately 65.54% of its interests. All the PSCs mentioned above are currently at the production stage.

In addition, the Company owns partial interests in South East Palung Aru, Batanghari and HOML PSCs.

The Company also owns approximately 13.90% of the interests in the Tangguh LNG Project in Indonesia. Located in West Papua and comprising three blocks of Berau, Muturi and Wiriagar, this project commenced production in 2009.

In 2010, in view of the fact that most producing oil and gas fields in Indonesia are mature, the Company adopted various measures to maintain and increase production such as water flooding and infill drilling, so as to keep the decline rate of these mature oilfields at a low level.

Iraq

In 2010, the Company entered into a Technical Service Contract for the development and production of Missan oilfields in Iraq. According to the contract, the Company will act as the operator and hold 63.75% participating interest.

Other Regions in Asia

The Company owns interests in several blocks in Myanmar, Cambodia and Qatar. These blocks are still under exploration.

Oceania

Currently, the Company’s oil and gas resources in Oceania are all located in Australia. As of the end of 2010, the reserves and production volume from Oceania reached 103.7 million BOE and 27,217 BOE/day respectively, representing approximately 3.5% and 3.0% of the Company’s total reserves and production.

Australia

The Company owns 5.3% of the interests in Australia’s North West Shelf Project. The project has commenced production and is currently supplying gas to customers such as the Dapeng LNG Terminal in Guangdong, China.

In addition, the Company owns interests in one exploration block in Australia.

Africa

Africa is one of the overseas areas with a large reserve base. The Company’s assets in Africa are primarily located in Nigeria. As of the end of 2010, the reserves and production volume from Africa reached 145.7 million BOE and 62,609 BOE/day respectively, representing approximately 4.9% and 7.0% of the Company’s total reserves and production.

Nigeria

The Company owns 45% interest in the OML 130 block in Nigeria. The OML 130 Project is a deepwater project and made up of four oilfields, namely Akpo, Egina, South Egina and Preowei among which Akpo commenced production in March 2009. Since its commencement of production, this oilfield has been steadily increasing its production and its current output has reached its designed peak production.

Other Regions in Africa

Besides Nigeria, the Company also owns interests in several blocks in Kenya, Equatorial Guinea, the Republic of Congo and Algeria. In 2010, the first phase of exploration of blocks in Kenya has been completed and the Company gradually faded out its presence in Kenya. Other blocks are currently under exploration.

North America

The Company holds interests in oil and gas blocks in the U.S. and Trinidad and Tobago in North America. In addition, the Company holds interests in MEG Energy Corporation, or MEG, in Canada.

U.S.

In 2010, the Company completed the acquisition of 33.3% undivided interest in Eagle Ford Shale project from Chesapeake. The project is located in South Texas with 600,000 net leasehold acres.

In early 2011, the Company completed another acquisition of 33.3% undivided interest in Chesapeake’s Niobrara oil and gas project, which is located in northeast Colorado and southeast Wyoming with 800,000 net leasehold acres.

The exploration on shale oil and gas has become one of the hotspots for the world’s oil and gas exploration and development. The Company believes that entering into such business will bring new energy to its sustainable growth and create value for its shareholders.

In addition, the Company also holds interests in several oil and gas blocks at Gulf of Mexico.

Trinidad and Tobago

In 2009, the Company, through a joint-venture company, acquired a 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago. The 2C block has commenced producing crude oil since 2005 and is expected to begin producing natural gas in 2011.

Canada

In 2005, the Company acquired partial shares of MEG in Canada. In August 2010, MEG was listed on the Toronto Stock Exchange in Canada, resulting in the large appreciation of the value of the Company’s holdings in MEG. At present, the Company’s ownership of MEG is 14.2%.

South America

As for South America, the Company mainly holds 50% interest in Bridas in Argentina. As of the end of 2010, the reserves and production volume from South America reached 284.5 million BOE and 31,780 BOE/day respectively, representing approximately 9.5% of the reserves and 3.5% of the production of the Company.

Argentina

In March 2010, the Company announced to reorganize Bridas to a 50%/50% joint venture with BEH for a consideration of approximately US$3.1 billion in cash. The transaction has been completed. CNOOC Limited and BEH each holds a 50% interest in Bridas, and jointly make management decisions. At that time, Bridas held 40% interest in PAE.

In November 2010, Bridas and BP entered into a share purchase agreement in which Bridas proposed to acquire 60% interests in PAE held by BP for a consideration of approximately US$7.06 billion. CNOOC Limited and BEH each agreed to contribute approximately US$2.47 billion to Bridas to finance this transaction. Upon the completion of the transaction, Bridas will hold 100% interests in PAE.

Bridas engages in oil and gas exploration and production activities in Argentina and other countries through its affiliates (including its interest in PAE). The above mentioned two transactions not only benefited our overseas production and reserves growth but also expanded our business into the resource rich South America for the first time.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales price and average production cost (excluding ad valorem and severance taxes) in the years of 2008, 2009 and 2010.

	Net Production			Average Sales Price		Average Production Cost
	Total	Oil	Gas	Oil	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/Mmcf)	(US$/boe)
2010
Offshore China
Bohai Bay	429,008	408,946	120.4	—	—	—
Western South China Sea	145,274	84,116	354.0	—	—	—
Eastern South China Sea	144,712	121,454	139.5	—	—	—
East China Sea	972	53	5.5	—	—	—
Subtotal	719,966	614,569	619.4	77.74	4,963	6.77
Overseas
Asia	58,421	20,892	225.2	79.53	3,790	17.17
Oceania	27,217	6,210	107.0	77.65	3,252	7.17
Africa	62,609	62,609	—	79.05	—	6.51
North America	709	709	—	85.32	—	20.23
South America	31,780	16,545	88.4	64.24	1,824	7.38
Subtotal	180,736	106,965	420.6	76.77	3,238	10.26
Total	900,702	721,534	1,040.0	77.59	4,265	7.47

2009
Offshore China
Bohai Bay	267,079	253,884	79.2	—	—	—
Western South China Sea	120,745	72,605	275.4	—	—	—
Eastern South China Sea	126,765	118,395	50.2	—	—	—
East China Sea	1,057	63	6.0	—	—	—
Subtotal	515,646	444,947	410.8	59.88	4,440	7.23
Overseas
Asia	45,555	22,163	140.3	55.57	3,350	17.10
Oceania	26,337	6,228	102.4	59.69	3,184	6.94
Africa	35,591	35,591	—	69.77	—	8.72
North America	767	767	—	69.45	—	13.66
Subtotal	108,250	64,749	242.7	65.60	3,280	11.85
Total	623,896	509,696	653.5	60.61	4,009	8.04

2008
Offshore China
Bohai Bay	230,896	218,478	74.5	—	—	—
Western South China Sea	106,764	56,761	284.7	—	—	—
Eastern South China Sea	127,490	122,813	28.1	—	—	—
East China Sea	1,225	85	6.8	—	—	—
Subtotal	466,375	398,137	394.1	89.16	4,206	6.32
Overseas
Asia	42,632	19,262	140.2	93.74	3,199	17.81
Oceania	21,721	4,669	86.8	90.64	3,168	7.86
Subtotal	64,353	23,931	227.0	93.13	3,187	14.71
Total	530,728	422,068	621.1	89.39	3,833	7.54

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2008, 2009 and 2010.

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2010
Offshore China
Independent
Bohai Bay	30	24	6	177	177	—
Western South China Sea	31	14	17	18	18	—
Eastern South China Sea	13	10	3	15	15	—
East China Sea	7	4	3	—	—	—
Subtotal	81	52	29	210	210	—
PSCs
Bohai Bay	—	—	—	93	93	—
Western South China Sea	—	—	—	3	3	—
Eastern South China Sea	—	—	—	12	12	—
East China Sea	—	—	—	3	3	—
Subtotal	—	—	—	110	110	—
Overseas
Asia	0.9	—	0.9	12	12	—
Oceania	—	—	—	—	—	—
Africa	1.4	—	1.4	2	2	—
North America	—	—	—	—	—	—
South America	—	—	—	—	—	—
Subtotal	2.3	—	2.3	14	14	—
2009
Independent
Offshore China
Bohai Bay	39	25	14	162	162	—
Western South China Sea	27	8	19	17	17	—
Eastern South China Sea	10	4	6	11	11	—
East China Sea	1	1	—	—	—	—
Subtotal	77	38	39	190	190	—
PSCs
Bohai Bay	—	—	—	67.9	67.9	—
Western South China Sea	—	—	—	1.2	1.2	—
Eastern South China Sea	—	—	—	6.7	6.7	—
East China Sea	—	—	—	0.3	0.3	—
Subtotal	—	—	—	76.1	76.1	—
Overseas
Asia	8.5	1.3	7.2	11.9	11.9	—
Oceania	3.0	—	3.0	—	—	—
Africa	—	—	—	6.3	6.3	—
North America	—	—	—	—	—	—
Subtotal	11.5	1.3	10.2	18.2	18.2	—
2008
Independent
Offshore China
Bohai Bay	37	22	15	49	49	—
Western South China Sea	27	14	3	13	13	—
Eastern South China Sea	10	3	7	15	15	—
East China Sea	—	—	—	—	—	—
Subtotal	74	39	25	77	77	—
PSCs
Bohai Bay	—	—	—	27.2	27.2	—
Western South China Sea	—	—	—	—	—	—
Eastern South China Sea	—	—	—	1.5	1.5	—
East China Sea	—	—	—	—	—	—
Subtotal	—	—	—	28.7	28.7	—
Overseas
Asia	6.0	1.1	4.9	4.9	4.9	—
Oceania	—	—	—	—	—	—
Africa	—	—	—	4.0	4.0	—
North America	—	—	—	—	—	—
Subtotal	6.0	1.1	4.9	8.9	8.9	—

Present Activities

The following tables set forth our present activities as of December 31, 2010.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai Bay	27	27.0	301	266.1
Western South China Sea	5	3.5	24	24.0
Eastern South China Sea	4	3.5	—	—
East China Sea	1	1.0	—	—
Subtotal	37	35.0	325	290.1
Overseas
Asia	—	—	—	—
Oceania	—	—	—	—
Africa	30	12.9	10	0.5
North America	15	4.6	—	—
South America	1	0.2	631	126.2
Subtotal	46	17.7	641	126.7

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2010.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Crude Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai Bay	1,368	1,152.9	28	28.0	2,071	2,071	42,194	42,194
Western South China Sea	172	159.2	69	62.1	1,663	1,663	73,388	73,388
Eastern South China Sea	252	202.5	16	12.6	1,710	1,710	55,424	55,424
East China Sea	12	3.6	20	7.6	—	—	85,413	85,413
Subtotal	1,804	1,518.2	133	110.3	5,444	5,444	256,419	256,419
Overseas
Asia	739	383.3	101	36.1	28,896	10,948	96,402	78,698
Oceania	—	—	57	3.0	3,950	209	4,200	4,200
Africa	16	7.2	—	—	1,295	583	8,153	3,448
North America	77	20.7	6	2.0	135	17	3,438	938
South America	3,299	659.8	180	36.0	12,890	1,273	27,892	4,688
Subtotal	4,131	1,071.0	344	77.1	47,166	13,030	140,085	91,972
Total	5,935	2,589.2	477	187.4	53,253	18,474	396,504	348,391

The gross acreage disclosed above includes the total number of acres in major blocks that we own an interest. The net acreage includes our wholly owned interests and the sum of our fractional interests in gross acreage.

Delivery Commitment

We have certain delivery commitments under the take-or-pay contracts for sales of natural gas. In 2010, the annual sales from our largest gas contract contributed to only approximately 1.1% of our total oil and gas sales. Moreover, total revenues from gas sales account for less than 7.4% of our total oil and gas sales in 2010.  Therefore, we believe that we did not have any material delivery commitment as of the end of 2010.

Sales and Marketing

Sales of Crude Oil

The Company sells its crude oil produced offshore China to the PRC market through CNOOC China Limited, its wholly owned subsidiary. For the overseas production, the Company sells such crude oil to the international and the domestic markets through China Offshore Oil (Singapore) International Pte Ltd, also its wholly owned subsidiary.

The Company’s sale prices are primarily determined by the prices of international benchmark crude oil of similar quality, with certain premium or discount subject to change in market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay Renminbi. The Company currently sells three types of crude oil in China, namely light crude, medium crude and heavy crude which are benchmarked by Tapis, Daqing, and Duri respectively. The Company’s major customers in China are CNOOC, Sinopec and PetroChina.

In 2010, with the strong signal of global economic recovery and the depreciation of the US dollar, international oil prices continued to rise steadily. The average price of West Texas Intermediate, or WTI, was US$79.49/barrel, representing an increase of 22.4% over the previous year. With the rapid growth of emerging markets including China and India, the demand for crude oil, product oil and fuel oil remained strong, putting upward pressure on benchmark prices of medium and heavy oil in the Far East. The spread between Duri, the reference price of the Company’s heavy oil and WTI tightened further.

Having captured the opportunities arising from strong domestic demand for crude oil in China and the higher benchmark oil price in the Far East, the Company has been closely monitoring the market movements and understanding the customers’ demand to keep the Company’s average realized oil price at a higher level. In 2010, the Company’s average realized oil price was US$77.59/barrel, 28.0% higher than that of previous year.

		Year ended December 31,
		2008	2009	2010
Sales and Marketing Volumes (mmbbls)(1)	Benchmark Prices
Light Crude	APPI(2) Tapis(3)	19.4	12.6	11.3
Medium Crude	Daqing OSP(4)	81.1	94.9	121.8
Heavy Crude	ICP Duri(5)	94.3	109.3	148.6

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

Sales of Natural Gas

The Company’s natural gas sales prices are determined by negotiations between the Company and its customers. The natural gas sales agreements are generally long-term contracts, and their provisions normally contain the periodic price adjustment mechanism. The Company’s natural gas customers are primarily located in the southeast coast of China, including Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, and China BlueChemical Ltd.

In 2010, in considering the development of the domestic natural gas market, the Company raised its natural gas sales prices for certain customers through negotiations, which resulted in the overall improvement of the natural gas prices. Our average realized gas price was US$4.27/mcf, representing a 6.5% increase over the previous year.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2008	2009	2010
Average Realized Prices
Crude Oil (US$/bbl)	89.39	60.61	77.59
Natural Gas (US$/mcf)	3.83	4.01	4.27

West Texas Intermediate (US$/bbl)	100.10	61.99	79.49

The international benchmark crude oil price, West Texas Intermediate, was US$91.38 per barrel as of December 31, 2010 and US$106.72 per barrel as of March 31, 2011.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2008	2009	2010
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	91,040	80,198	133,631
Revenues sourced outside the PRC	34,937	24,997	49,422
Total revenues	125,977	105,195	183,053
% of revenues sourced outside the PRC	27.7%	23.8%	27.0%

Procurement of Services

We usually outsource work in connection with the acquisition and processing of seismic data, well drilling, well logging and perforating services and well control and completion service to independent third parties, or CNOOC and its affiliates.

Besides building floating production storage and offloading, or FPSO, with our partners, we employ independent third parties or CNOOC and/or its affiliates for FPSO services and other services.

We conduct a bidding process to determine who we employ to construct platforms, terminals and pipelines, to drill production wells and to install offshore production facilities.  Both independent third parties and CNOOC affiliates participate in the bidding process. We are closely involved in the design and management of services by contractors and exercise extensive control over their performance, including their costs, schedule, quality and health, safety, and environment measures.

Research and Development

In 2010, the Company’s R & D focused on meeting the demand of exploration and production. Certain research findings have been applied to the daily operations and generated positive results.

In 2010, the Company continued to enhance its research efforts on important technical fields such as offshore frontier exploration and technologies, enhancement of offshore oil recovery factor, offshore marginal oilfield development and heavy oil development. Some key researches made noticeable progress. A number of key research findings have been applied to the daily operation and encouraging outcome was achieved. Guided by the new theories and technologies from the exploration research, new discoveries were obtained in some new exploration areas. By promoting the application of large-scale offshore infill drilling in Suizhong 36-1 and other oilfields, the recovery rate has been improved. At Weizhou 6-1 oilfield, the Company successfully transported the compressed natural gas from a long distance via soft pipelines made in China, which was the first approach ever and effectively reduced the construction cost. At Nanbao 35-2 oilfield, the Company has successfully tested on new technology of oil extraction in offshore heavy oilfield and discovered a new path for the effective development of offshore heavy oilfields.

In addition, we have intensified the research on deepwater exploration such as the project “Key Technologies and Facilities for Deepwater Exploration and Development in South China Sea”. These research projects progressed smoothly in 2010.

Health, Safety and Environmental Policy, or HSE

As an offshore E&P company, we face huge operational risk and therefore always emphasize on HSE. The Company promotes the philosophy and culture of HSE among its employees. Until now, the Company has established a comprehensive management system to improve the employee’s awareness of HSE during operations, and strengthen their ability of risk identification and risk management skills.

In 2010, the HSE in oil industry faced critical challenges. The oil spill incidents at Gulf of Mexico and other regions have caused serious environmental pollution and thus caught high public attention. On the other hand, the pressure on production safety, environmental protection and occupational heath conditions has been intensified due to the Company’s intensive workloads on development. As a result, the Company continues to enhance the risk identification and control on HSE and try to identify and prevent the key potential risks in advance.

In 2010, the Company conducted inspections on trial production and safety appraisals for various oil and gas fields and production facilities, and completed the evaluation on the HSE system for branches such as Shenzhen to further improve the Company’s operational system and management effectiveness.

After the oil spill incident at Gulf of Mexico, the Company organized safety inspections on all oil and gas fields as well as the production facilities to prevent the risks embedded in the operation of drilling, development and production. The proper measures have been performed to cope with the potential risks identified. In addition, the Company has further improved the stipulations on the operational safety and environmental protection on well drilling and completion.

The Company was also well prepared for typhoon attacks and procedures for evacuation. In 2010, more than 10 typhoons passed the Company’s production and operation areas. As such, the Company has dispatched more than 400 helicopters and 40 ships to evacuate the workers, during which there were no casualties or losses on properties. Those typhoons had made no significant impact to our operation.

The Company has also imposed HSE standards to our service contractors. To further regulate the safety management of helicopters, the Company renewed the engagement of professional assessment companies to conduct safety checks on helicopter contractors. The contractors were required to rectify all problems identified. Likewise, the Company also enhanced the management of diving safety and carried out annual safety checks on 18 diving service contractors.

In order to improve the emergency response capability, the headquarters organized numerous professional trainings in areas such as safety certificates and safety supervision in 2010. More than 400 employees participated in those trainings. Further, over 30,000 staff members and contractors in various branches attended the professional trainings organized by the Company.

In 2010, there was no accident causing critical casualties, and neither was there any liability claims for losses of over Rmb 1 million. The Company’s Occupational Safety and Health Administration, or OSHA, statistics remained at a good level, and our performance continued to improve.

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

As part of the protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, including the loss of wells, blowouts, pipeline leakage or other damage, certain costs of pollution control and physical damages on certain assets.  Our insurance coverage includes offshore oil and gas field properties all risks insurance and construction insurance, protection and indemnity insurance, operator extra expenses insurance, marine cargo insurance and third party liabilities and comprehensive general liability insurance.  The operators of the projects in which we participate overseas are required by local law to purchase insurance policies customarily taken out by international oil and gas companies.

We carry third-party liability insurance policies to cover (i) claims made against us by or on behalf of individuals who are not our employees in the event of personal injury or death and (ii) legal liabilities for environmental damages resulting from our onshore and offshore activities, including oil spills.  In addition, we impose contractual requirements upon our contractors to purchase insurance policies that cover their liabilities for the personal injuries of their own employees.  Our contractors are obligated to indemnify us against such claims.

As of December 31, 2010, we paid an annual insurance premium of approximately US$79.62 million and US$18.71 million for operational insurance and all risk construction insurance, respectively, to maintain our insurance coverage.  We believe that our level of insurance is adequate and customary for the PRC petroleum industry and international practices.  However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs.  See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Extreme weather conditions may have a material adverse impact on us and could result in losses that are not covered by insurance.”

We have purchased a number of insurance policies with varying policy limits to meet our risk management requirements and cover our potential liabilities in the event that any of our rigs is involved in an explosion or similar event at any of our offshore locations.  The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions.  We currently have 52 insurance policies in effect in 2010, including 37 for operational insurance and 15 for construction insurance. The coverage under operational insurance policies and construction insurance policies are subject to policy limits of US$14.9 billion in aggregate and US$2.5 billion in aggregate, respectively. The coverage under operator’s extra-expense and third-party liabilities insurance policies are subject to policy limits of US$20 million to US$40 million for each and every occurrence. The deductible for each insurance policy ranges from US$2 million to US$5 million for different types of insurance policies.

For all of our offshore operations, we have conducted comprehensive environmental impact evaluations and adopted emergency plans to deal with potential oil spills.  Pursuant to the requirements of the PRC government, the evaluations and plans for our offshore operations in the PRC have been reviewed and approved by the industry experts and have been filed with the PRC government.  The evaluations and plans for our offshore operations overseas have complied with the legal and regulatory requirements of the relevant local jurisdictions.

In addition, we currently have seven oil spill emergency handling bases, to which we have contributed land and funds for construction, separately located in seven cities in the PRC, namely Suizhong, Tanggu, Longkou, Huizhou, Shenzhen, Zhuhai and Weizhou. All the oil spill emergency handling bases are close to our workplaces of operations, and in the event of any oil spill, explosion or other similar events, they would react promptly and assist us in coping with such accidents effectively. We also cooperate with Oil Spill Response Limited, an industry-funded company specializing in oil spill response with operating bases in the United Kingdom, Singapore and Bahrain, to deal with the environmental impact that would occur in the event of oil spills or leakage resulting from our offshore operations. We have entered into contracts with Oil Spill Response Limited for certain of our exploration projects, including our project in Equatorial Guinea.

Competition

Domestic Competition

The oil and gas industry is very competitive.  We compete in the PRC and in international markets for customers as well as capital to finance our exploration, development and production activities.  Our principal competitors in the PRC are PetroChina and Sinopec.

We price our crude oil on the basis of comparable crude oil prices in the international market.  The majority of our customers for crude oil are refineries affiliated with CNOOC, Sinopec and PetroChina to which we have been selling crude oil, from time to time.  Based on our past experiences with these refineries, we believe that we have established stable business relationships with them.

We are the dominant player in the oil and gas industry in offshore China and, through CNOOC, are the only company permitted to engage in oil and gas exploration and production in offshore China with foreign parties under PSCs.  We may face increasing competition in the future from other oil and gas companies in obtaining new PRC offshore oil and gas properties, or, as a result of changes in current PRC laws or regulations permitting an expansion of existing companies’ activities or new entrants into the industry.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2008		2009		2010
	Rmb in thousands	%	Rmb in thousands	%	Rmb in thousands	%
Independent operations	54,682,326	43.4	44,656,654	42.5	85,916,019	46.9
PSC/Joint-arrangements	56,019,745	44.5	48,598,484	46.2	82,200,173	44.9
Trading businesses	22,966,752	18.2	20,751,961	19.7	32,445,867	17.7
Unallocated and elimination	(7,691,441)	(6.1)	(8,812,022)	(8.4)	(17,508,974)	(9.5)
Total operating revenues	125,977,382	100.0	105,195,077	100.0	183,053,085	100.0

We are mainly engaged in the exploration, development, production and sales of crude oil and natural gas primarily in offshore China.  For the year ended December 31, 2010, approximately 73% of our total revenue was sourced in the PRC.  Our overseas activities are mainly conducted in Indonesia, Australia, Nigeria, Argentina, the U.S. and other countries.

Fiscal Regimes

Offshore China

We conduct exploration and production operations either independently or jointly with foreign partners under our PSCs. The PRC government has established different fiscal regimes for crude oil and natural gas production from our independent operations and from the operations under our PSCs.

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

When exploration and production operations in offshore China are conducted through a PSC, the operator of the oil or gas field must submit a detailed evaluation report and an overall development plan to a joint management committee established under the PSC upon the discovery of commercially viable oil and gas reserves. The plan must be subsequently confirmed by CNOOC and approved by the PRC government before the parties to the PSC begin the commercial development of the oil and gas field.

Under PRC law, only a state-owned company, such as CNOOC, may negotiate a PSC with foreign partners. CNOOC assigned to us all of its rights and obligations under then-existing PSCs in 1999 and has undertaken to assign to us its future PSCs except for those relating to CNOOC’s administrative functions.

Bidding Process

CNOOC and foreign partners enter into new PSCs primarily through bidding organized by CNOOC and direct negotiation. During a typical bidding process, CNOOC determines which blocks are open for bidding and invites foreign enterprises to bid. Potential bidders are required to provide information, including minimum work commitments, exploration expenditures and percentages of share oil payable to the PRC government; and CNOOC evaluates each bid and negotiates a PSC with the successful bidder. CNOOC has agreed to allow us to participate in all negotiations for new PSCs.

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

Minimum Work Commitment. The foreign partners must complete a minimum amount of work during the exploration period, generally including: drilling a minimum number of wildcat(s); acquiring a fixed amount of seismic data; and incurring a minimum amount of exploration expenditures. Foreign partners are required to pay all exploration costs, which can be recovered according to the production sharing formula after commercial discoveries are made and production begins. Foreign partners are required to relinquish 25% of the contract area, excluding the development and production areas, to CNOOC at the end of each phase of the exploration period and to relinquish all areas, excluding the development areas, production areas and areas under evaluation, to CNOOC at the end of the exploration period.

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

32.5%(3)
Remainder oil allocated according to the following formula:
1. (1-X) multiplied by 32.5% represents share oil payable to the PRC government; and
2. X multiplied by 32.5% represents remainder oil distributed according to each partner’s participating interest.

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

We calculate and pay oil and gas production tax and royalty to the PRC government on a monthly basis and make adjustments for any overpayment or underpayment at the end of the year. The foreign partners have the right to either take possession of their allocable remainder oil for sale in the international market, or sell such crude oil to us in the PRC market.

Management and Operator. A party will be designated as the operator to undertake the execution of the petroleum operations which includes preparing work programs and budgets, procuring equipment and materials relating to operations, establishing insurance programs, and issuing cash-call notices to the parties to the PSC to raise funds.

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

After the foreign partner has fully recovered its exploration and development costs under PSCs in which the foreign partner is the operator, we have the right to take over the operation of the particular oil or gas field.  With the consent of the foreign partner, we may also take over the operation before the foreign partner has fully recovered its exploration and development costs.

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

Overseas

In addition to our PSCs in the PRC, we are subject to other fiscal regimes in the foreign countries and regions where we conduct operations, including Indonesia, Australia, Nigeria, Argentina, the U.S. and certain other countries. See “Item 4—Information on the Company—Business Overview—Overseas.”

In countries including Indonesia, Nigeria and Trinidad and Tobago, we conduct our operations through PSCs.  For example, the OML130 block in Nigeria involves a production sharing arrangement.  We and the other partners to overseas PSCs are required to bear all exploration, development and operating costs according to our respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

Our net interest in the PSCs overseas consists of our participating interest in the properties covered under the relevant PSCs, less oil and gas distributed to the local government and/or the domestic market obligation, as applicable.

In Australia, the U.S. and Argentina, we conduct our operations through exploration and production permits, licenses or leases. We, as one of the title owners under these permits, licenses or leases, are required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the landowner, in most of cases in the form of royalty, severance tax and other payments, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs are deductible for the purpose of income tax calculation in accordance with local tax regulations.

Regulatory Framework in the PRC

Government Control

The PRC government owns all of China’s petroleum resources and exercises regulatory control over oil exploration and production activities in China.  We are required to obtain various governmental approvals, including those from the Ministry of Land and Resources, the State Oceanic Administration, the National Development and Reform Commission and the Ministry of Commerce before we are permitted to conduct production activities.  Our sales are coordinated by the National Development and Reform Commission.  For independent operations and joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including permit for exploration blocks, approval of a reserve report, the PSCs between CNOOC and the foreign enterprises, environmental impact report submitted through CNOOC, overall development plan, and extraction permit.

We explore and develop our offshore China reserves under exploration and production licenses granted by the PRC government.  Exploration licenses, which are generally granted for individual blocks, require holders to make an annual minimum exploration investment and pay an annual exploration license fee.  The annual minimum investment and license fees are based on the area under license and increase over the life of the exploration license.  Production licenses, which are generally granted for individual fields, require holders to pay an annual production right usage fee based on the area under license.  All of our proved reserves in offshore China are under production licenses granted by the PRC government.

Special Policies Applicable to the Offshore Petroleum Industry in China

Since the early 1980s, the PRC government has adopted policies and measures to encourage the development of the offshore petroleum industry.  These policies and measures, which were applicable to CNOOC’s operations prior to the reorganization, became applicable to our operations in accordance with an undertaking agreement between us and CNOOC.  As approved by the PRC government, these policies and measures have provided us with benefits mainly including the exclusive right to explore for, develop and produce petroleum in designated areas in offshore China in cooperation with international oil and gas companies and to sell petroleum in China, and the flexibility to set our prices in accordance with international market prices and determine where to sell our crude oil, with only minimal supervision from the PRC government.

Although we historically have benefited from the foregoing special policies, we cannot assure that such policies will continue in the future.

In March 2006, the PRC government imposed a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales of locally produced crude oil by an oil exploration and production company at a price which exceeds US$40 per barrel.  The special oil gain levy is collected on a quarterly basis.  For the years ended December 31, 2008, 2009 and 2010 we paid approximately Rmb 16.2 billion, Rmb 6.4 billion and Rmb 17.7 billion (US$2.68 billion) for the Special Oil Gain Levy.  As international oil prices, the exchange rate of Renminbi and our crude oil production fluctuate, we cannot ascertain the full impact of the Special Oil Gain Levy going forward.

The rates of the special oil gain levy are shown in the table below:

Realized Oil Price (US$/bbl)	Rate of the Levy
40-45 (Include 45)	20%
45-50 (Include 50)	25%
50-55 (Include 55)	30%
55-60 (Include 60)	35%
Above 60	40%

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

The PRC environmental laws require offshore petroleum developers to pay abandonment costs.  Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2008, 2009 and 2010 of approximately Rmb 8,340.0 million, Rmb 11,281.1 million and Rmb 16,026.8 million (US$ 2,428.3 million), respectively.

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

We own the following main property interests in the PRC:

●	51% interest in land, various buildings and structures at Yacheng 13-1 Processing Plants, Hainan Province and Hong Kong;

●	land, various buildings and structures at Xingcheng JZ 20-2 Natural Gas Separating Plant, Liaoning Province;

●	land, various buildings and structures located at Boxi Processing Plant, Tianjin;

●	land, various buildings and structures at Weizhou Terminal Processing Plant, Guangxi Zhuang Autonomous Region;

●	land, various buildings and structures at Suizhong 36-1 Base, Liaoning Province;

●	land, various buildings and structures located at Bonan Processing Plant, Shandong Province;

●	land, various buildings and structures located at Dongfang 1-1 Processing Plant, Hainan Province;

●	land, various buildings and structures located at Panyu Huizhou Gas Processing Plant, Guangdong Province; and

●	land, various buildings and structures located at a Gas Processing Plant, Ningbo, Zhejiang Province.

Employees and Employee Benefits

During the years ended December 31, 2008, 2009 and 2010, we employed 3,584 persons, 4,019 persons and 4,650 persons, respectively.  Of the 4,650 employees we employed as of December 31, 2010, approximately 76.6% were involved in oil exploration, development and production activities, approximately 5.1% were involved in accounts and finance work and the remainder were senior management, coordinators of PSCs, safety and environmental supervisors and others. Workers for the operation of the oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

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

As of December 31, 2010, our Indonesian subsidiaries employed 773 employees, including 36 expatriates. We provide benefits to expatriates that we believe to be in line with customary international practices.  Our local staffs in Indonesia enjoy welfare benefits mandated by Indonesian labor laws.

For further details regarding retirement benefits, see note 30 to our consolidated financial statements included elsewhere in this annual report.

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations.  We devote significant resources to train our employees.  During 2010, we held approximately 6,300 training workshops, which were attended by approximately 75,000 participants.  To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market.  In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

C.	ORGANIZATIONAL STRUCTURE

CNOOC indirectly owned or controlled an aggregate of approximately 64.41% of our shares as of March 31, 2011.  Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association.  Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly-held subsidiaries as of March 31, 2011 and notes our significant indirectly-held subsidiaries.

(1)	Overseas Oil & Gas Corporation, Ltd. also directly owns five shares of our company.
(2)
Owner of our overseas interests in oil exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited (Bermuda), CNOOC Exploration & Production Nigeria Limited (Nigeria) and CNOOC NWS Private Limited, and our jointly-controlled entity, Bridas Corporation.

(3)	Owner of substantially all of our PRC oil exploration and production businesses, operations and properties.
(4)	Business vehicle through which we engage in sales and marketing activities in the international markets.
(5)
Includes CNOOC Finance (2002) Limited, CNOOC Finance (2003) Limited and CNOOC Finance (2011) Limited, all  of which are our financing vehicles. These finance companies are our wholly owned subsidiaries with our company as their sole corporate director.

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

Overview

Our revenues and profitability are largely determined by our production volume and the prices we realize on our crude oil and natural gas, as well as the costs of our exploration and development activities.  Although crude oil prices depend on various market factors and have been volatile historically, our total net production volume has increased over the past few years.

Factors Affecting Our Results of Operations

There are many factors that affect our results of operations and financial condition, mainly including the following:

Oil and Gas Prices

Substantially all of our revenues are from the sales of oil and natural gas. Therefore, one of the primary factors affecting our revenues is the prices for crude oil and natural gas. Crude oil prices are subject to fluctuations due to market uncertainty and various other factors that are beyond our control, including, but not limited to overall economic conditions, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions.

In addition, our typical contracts with natural gas buyers include provisions for periodic resets and adjustment formulas which may result in selling price fluctuations.

In addition to directly affecting our revenues and earnings, declines in crude oil and/or natural gas prices may also result in the write-off of higher cost reserves and other assets. Furthermore, lower crude oil and natural gas prices may reduce the amount of crude oil and natural gas we can produce economically and render existing contracts that we have entered into uneconomical.

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

	Year ended December 31,
	2008	2009	2010
Average net realized prices:
Crude oil (US$ per bbl)	89.39	60.61	77.59
Natural gas (US$ per mcf)	3.83	4.01	4.27

Production and Sales Volumes

Our revenues are also greatly affected by our production and sales volume as well as our product mix. Our crude oil and natural gas production volumes depend primarily on our ability to keep a high reserve replacement ratio and to develop currently undeveloped reserves in a timely and cost-effective manner.

We produce and sell different mixes of crude oil and natural gas, each having different market prices. Therefore, in any given period, our product mix is subject to change, which will also affect our results of operations.

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2008	2009	2010
Net production of crude oil (bbl/day)	422,068	509,696	721,534
Net production of natural gas (mmcf/day)	621.1	653.5	1,040.0

For a description of other factors affecting our results of operations, see “Item 3—Key Information—Risk Factors.”

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

Reserves Estimation

Pursuant to the amendments to the oil and gas reserve estimation requirements under the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009, we use the unweighted average, first-day-of-the-month oil prices during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate our proved oil and gas reserves. Year-end prices were used for the estimation in the accounting periods ended before December 31, 2009. However, it is neither practical nor cost-effective for our management to estimate the effect of such change in accounting precisely.

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

Business acquisition

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference, after measurement, is recognized in profit or loss.

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

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2008		2009		2010
	(Rmb in millions, except percentages, production data and prices)
Revenues:
Oil and gas sales:
Crude oil	94,779	75.2%	77,383	73.6%	138,149	75.5%
Natural gas	6,052	4.8%	6,531	6.2%	10,970	6.0%
Total oil and gas sales	100,831	80.0%	83,914	79.8%	149,119	81.5%

Marketing revenues	22,967	18.2%	20,752	19.7%	32,446	17.7%
Other income	2,179	1.7%	529	0.5%	1,488	0.8%
Total revenues	125,977	100.0%	105,195	100.0%	183,053	100.0%

Net production (million BOE):
Crude oil	154.4	79.5%	186.0	81.7%	263.4	80.1%
Natural gas	39.8	20.5%	41.7	18.3%	65.4	19.9%
Total net production	194.2	100.0%	227.7	100.0%	328.8	100.0%
Average net realized prices:
Crude oil (US$ per bbl)	89.39		60.61		77.59
Natural Gas (US$ per mcf)	3.83		4.01		4.27
The following table sets forth, for the periods indicated, certain income and expense items in our consolidated statement of comprehensive income as a percentage of total revenues:

	Year ended December 31,
Operating Revenues:	2008	2009	2010
Oil and gas sales	80.0%	79.8%	81.5%
Marketing revenues	18.2%	19.7%	17.7%
Other income	1.7%	0.5%	0.8%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(7.9)%	(11.9)%	(8.9)%
Taxes other than income tax	(4.1)%	(3.7)%	(4.5)%
Exploration expenses	(2.7)%	(3.1)%	(3.0)%
Depreciation, depletion and amortization	(7.9)%	(15.2)%	(15.1)%
Special oil gain levy	(12.9)%	(6.0)%	(9.7)%
Impairment and provision	(1.2)%	(0.0)%	(0.0)%
Crude oil and product purchases	(18.0)%	(19.4)%	(17.6)%
Selling and administrative expenses	(1.4)%	(2.2)%	(1.7)%
Others	(1.0)%	(0.2)%	(0.5)%
	(57.2)%	(61.7)%	(61.0)%

Interest income	0.9%	0.6%	0.5%
Finance costs	(0.3)%	(0.5)%	(0.7)%
Exchange gain, net	2.0%	0.1%	0.5%
Investment income	0.4%	0.2%	0.2%
Share of profits of associates	0.3%	0.2%	0.1%
Non-operating income (expenses), net	0.0%	0.0%	0.1%
Profit before tax	45.9%	38.8%	39.7%
Income tax expense	(10.7)%	(10.8)%	(10.0)%
Profit for the year	35.2%	28.0%	29.7%

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

Our share of the oil and gas sales of unconsolidated investees is not included in our revenues, but our share of the profit or loss of this investee is included as part of our share of profits of associates as shown in our consolidated statements of comprehensive income.

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

Nigeria

The oil and gas sales from our subsidiaries in Nigeria consist of our participating interest in the properties covered under the relevant PSCs.  We record revenue from oil sales in accordance with the entitlement method. The revenue is calculated based on our participating interest less the rental concession, royalty, and oil and gas distributable to the host country.  The royalty rates applicable to deepwater properties are zero.

Trinidad and Tobago

The oil and gas sales from our subsidiaries in Trinidad and Tobago consist of our participating interest in the properties covered under the relevant PSCs.

Argentina

Our oil and gas sales from South America are derived from Bridas Corporation, a 50%/50% joint venture we reorganized with BEH in May 2010. Bridas Corporation formerly was a wholly-owned subsidiary of BEH and owns a 40% equity interest in PAE.

2010 versus 2009

Consolidated net profit

Our consolidated net profit increased 84.5% to Rmb 54,409.5 million (US$8,243.9 million) in 2010 from Rmb 29,485.6 million in 2009. The primary driving factors for the profit increase were higher production and sales volume, higher realized prices, and effective operating cost control. However, these positive factors were partially offset by higher special oil gain levy, higher income tax payments due to production volume and higher realized prices, and higher depreciation.

Revenues

Our oil and gas sales increased 77.7% to Rmb 149,118.7 million (US$22,593.7 million) in 2010 from Rmb 83,914.4 million in 2009, mainly due to the substantial increase in oil and gas production and higher realized oil prices. We sold 262.8 million barrels of crude oil in 2010, representing an increase of 40.6% from 186.9 million barrels in 2009. Sales volume of our natural gas increased 56.8% to 65.4 million BOE (379,595 mmcf) in 2010 from 41.7 million BOE (238,480 mmcf) in 2009. In 2010, our oil and gas production was 328.8 million BOE, of which offshore China and overseas operations contributed 262.8 million BOE and 66.0 million BOE, respectively. The overseas production accounted for 20.1% of our total net production in 2010, compared with 17.4% in 2009.

The average realized crude oil price increased by US$16.98 per barrel, or 28.0%, to US$77.59 per barrel in 2010 from US$60.61 per barrel in 2009. The average realized natural gas price increased by US$0.26/mcf, or 6.5%, to US$4.27/mcf, in 2010 from US$4.01/mcf, in 2009. In 2010, having taken the opportunities arising from strong domestic demand for crude oil in China and the higher benchmark oil price in the Far East, we have achieved higher realized oil prices by closely monitoring the market movements and understanding the customers’ needs. On the other hand, based on the development of the domestic natural gas market, we raised the natural gas sales prices for certain customers through negotiations, which improved the overall natural gas prices.

In 2010, our net marketing profit, which is marketing revenues less costs of purchases, decreased 29.4% to Rmb 209.4 million (US$31.7 million) from Rmb 296.7 million in 2009. Our realized marketing profit margin, which is our net marketing profit calculated as a percentage of marketing revenues, decreased from 1.4% in 2009 to 0.7% in 2010, primarily due to less willingness to purchase oil at increasing prices by our major customers.

Operating expenses

Our operating expenses increased 29.7% to Rmb 16,204.1 million (US$2,455.2 million) in 2010 from Rmb 12,490.4 million in 2009. Apart from the commencement of production of new oil and gas fields, the increase of operating expenses is also mainly attributable to the intensive operation workload of the existing producing fields. Operating expenses per BOE decreased 10.0% to Rmb 49.3 (US$7.47) per BOE in 2010 from Rmb 54.8 per BOE in 2009. Operating expenses per BOE offshore China decreased 9.5% to Rmb 44.7 (US$6.77) per BOE in 2010 from Rmb 49.4 per BOE in 2009. The decrease is attributable to the economies of scale resulted from the increase in oil and gas production. Overseas operating expenses per BOE decreased 16.3% to Rmb 67.7 (US$10.26) per BOE in 2010 from Rmb 80.9 per BOE in 2009, primarily contributed by increased production percentage from low-cost oil and gas fields, such as Akpo oilfield in OML130, as well as the lower operating costs of newly-acquired oil and gas fields.

Taxes other than income tax

Our taxes other than income tax increased 111.0% to Rmb 8,204.0 million (US$1,243.0 million) in 2010 from Rmb 3,888.6 million in 2009, primarily as a result of increased tax payments due to the increase in oil and gas production and higher realized oil and gas prices, as well as including the local tax payments on our recently acquired overseas projects, such as Bridas.

Exploration expenses

Our exploration expenses increased 72.6% to Rmb 5,579.9 million (US$845.4 million) in 2010 from Rmb 3,233.7 million in 2009, primarily as a result of our continuously enhancing exploratory activities including more wells being drilled and more seismic data being acquired. In 2010, our independent exploration activities consisted of 48 wildcat wells and 33 appraisal wells. Meanwhile, we acquired 22,598 km 2D and 10,887 km2 3D seismic data in 2010. The continuing efforts made on the above mentioned items brought up a series of important discoveries on reserves.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 73.7% to Rmb 27,687.1 million (US$4,195.0 million) in 2010 from Rmb 15,942.9 million in 2009. Our average depreciation, depletion and amortization per barrel increased by 20.3% to Rmb 84.2 (US$12.76) per BOE in 2010 from Rmb 70.0 per BOE in 2009, mainly attributable to the commencement of production on new oil and gas fields in 2009 and 2010, which were developed under the environment of increasing prices of raw materials and services over the past few years.

The dismantlement provisions related depreciation, depletion and amortization costs increased  78.9% to Rmb 1,662.0 million (US$251.8 million) in 2010 from Rmb 929.1 million in 2009. Our average dismantling costs per barrel increased 24.0% to Rmb 5.06 (US$0.77) per BOE in 2010 from Rmb 4.08  per BOE in 2009. In addition to the new oil and gas fields and higher projected service fees and raw material prices, the increase in dismantlement cost is also attributable to the increased dismantlement obligations as a result of re-evaluation of expected work commitments.

Special Oil Gain Levy

Our Special Oil Gain Levy increased 178.5% to Rmb 17,705.6 million (US$2,682.7 million) in 2010 from Rmb 6,357.3 million in 2009, primarily as a result of our increased sales volume and higher realized oil prices offshore China.

Impairment and provision

Our impairment and provision increased 284.1% to Rmb 26.5 million (US$4.0 million) in 2010 from Rmb 6.9 million in 2009, primarily due to the inventory provision during the year.

Selling and administrative expenses

Our selling and administrative expenses increased 35.3% to Rmb 3,062.6 million (US$464.0 million) in 2010 from Rmb 2,264.0 million in 2009, mainly due to the increased selling expenses resulting from the higher sales volume, and the commission expenses incurred in 2010 for the acquisitions of new projects. Our selling and administrative expenses per barrel decreased 6.2% to Rmb 9.32 (US$1.41) per BOE in 2010 from Rmb 9.94 per BOE in 2009, primarily as a result of the economies of scale from increased production.

Finance costs/Interest income

Our finance costs increased 128.6% to Rmb 1,222.0 million (US$185.2 million) in 2010 from Rmb 534.5 million in 2009, primarily due to the interest payment from additional debt obligations as well as the increase in unwinding of discount on provision for dismantlement in 2010. Our interest income increased 10.3% to Rmb 703.8 million (US$106.6 million) in 2010 from Rmb 638.3 million in 2009 as a result of more interest earned from the enlarged scale of banking deposits.

Exchange gains, net

Our net exchange gains increased 1,749.1% to Rmb 994.8 million (US$150.7 million) in 2010 from Rmb 53.8 million in 2009, primarily as a result of the exchange rate fluctuation in Renminbi during the year. In 2010, the exchange rates of Renminbi against U.S. dollar and Hong Kong dollar increased 3.1% and 3.5%, respectively.

Investment income

Our investment income increased 113.9% to Rmb 427.5 million (US$64.8 million) in 2010 from Rmb 199.9 million in 2009, primarily attributable to the increased investments on corporate wealth management products under the condition that the products are of good liquidity and low risk.

Share of profits of associates

Contributed by good performance of our associated companies, our share of profits of associates increased 14.6% to Rmb 198.9 million (US$30.1 million) in 2010 from Rmb 173.5 million in 2009.

Income tax expense

Our income tax expense increased 60.9% to Rmb 18,240.4 million (US$2,763.7 million) in 2010 from Rmb 11,335.5 million in 2009, primarily as a result of the increase in revenues and profit due to the increase of sales volume and average realized oil and gas prices. Our effective tax rate decreased to 25.1% in 2010 from 27.7% in 2009, primarily as a result of the tax benefit obtained in 2010 of OML130 project in Nigeria.

2009 versus 2008

Consolidated net profit

Our consolidated net profit decreased 33.6% to Rmb 29,485.6 million in 2009 from Rmb 44,375.3 million in 2008.

Revenue

Our oil and gas sales decreased 16.8% to Rmb 83,914.4 million in 2009 from Rmb 100,831.3 million in 2008, primarily as a result of significantly lower average realized oil prices in 2009. The average realized price for our crude oil decreased by US$28.78 per barrel, or 32.2%, to US$60.61 per barrel in 2009 from US$89.39 per barrel in 2008. We sold 186.9 million barrels of crude oil in 2009, representing a 22.4% increase from 152.7 million barrels in 2008. The average realized price for our natural gas increased US$0.18 per thousand cubic feet, or 4.7%, to US$4.01 per thousand cubic feet in 2009 from US$3.83 per thousand cubic feet in 2008. Sales volume of our natural gas increased 4.8% to 41.7 million BOE in 2009 from 39.8 million BOE in 2008.

Our net marketing profit, which is marketing revenue less purchase costs, increased 1.7% to Rmb 296.7 million in 2009 from Rmb 291.7 million in 2008. Our realized marketing profit margin, which is our net marketing profit as a percentage of marketing revenues, was 1.4% in 2009, generally the same as that of 1.3% in 2008.

Operating expenses

Our operating expenses increased 25.0% to Rmb 12,490.4 million in 2009 from Rmb 9,990.4 million in 2008. Operating expenses per BOE increased 6.6% to Rmb 54.8 per BOE in 2009 from Rmb 51.4 per BOE in 2008. Such increase is attributable to the commencement of production of oil and gas fields in 2009, the upgrade of operational equipment to improve the safety and reliability of production facilities, and the heavier operation workload at producing oil and gas fields.

Operating expenses per BOE offshore China increased 10.5% to Rmb 49.4 per BOE in 2009 from Rmb 44.7 per BOE in 2008, the increase is attributable to the upgrade of operational equipment to improve the safety and reliability of production facilities and the heavier operation workload. Operating expenses per BOE overseas decreased 19.4% to Rmb 80.9 per BOE in 2009 from Rmb 100.3 per BOE in 2008, primarily as a result of the lower average operating costs of overseas oil and gas fields commencing production in 2009.

Taxes other than income tax

Our production taxes decreased 24.5% to Rmb 3,888.6 million in 2009 from Rmb 5,149.7 million in 2008, primarily as a result of lower crude oil sales due to significantly lower average realized oil prices in 2009.

Exploration expenses

Our exploration expenses decreased 5.2% to Rmb 3,233.7 million in 2009 from Rmb 3,409.5 million in 2008. In 2009, we continued to enhance our exploration activities and due to higher drilling success rate, our exploration expenses in 2009 decreased slightly from that in 2008.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization other than dismantlement expenditures increased 60.1% to Rmb 15,013.8 million in 2009 from Rmb 9,380.5 million in 2008. Our average depreciation, depletion and amortization per barrel increased 36.5% to Rmb 65.9 per BOE in 2009 from Rmb 48.3 per BOE in 2008, primarily as a result of the commencement of production in 2008 and 2009 of such oil and gas fields which were successively developed in recent years under an environment of the rising costs in both service fees and raw materials.

The depreciation, depletion and amortization related to our dismantlement provisions increased 37.2% to Rmb 929.1 million in 2009 from Rmb 677.2 million in 2008. Our average dismantling costs increased 16.9% to Rmb 4.08 per BOE in 2009 from Rmb 3.49  per BOE in 2008. Apart from the commencement of production of oil and gas fields, the increase is also attributable to higher estimated future dismantlement obligations arising from upward reevaluation of expected work commitments and higher projected service fees and raw material prices.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 60.8% to Rmb 6,357.3 million in 2009 from Rmb 16,238.2 million in 2008, primarily as a result of our lower realized oil price, and correspondingly, the lower applicable progressive rates imposed by the levy.

Impairment and provision

Our impairment and provision decreased 99.6% to Rmb 6.9 million in 2009 from Rmb 1,541.5 million in 2008. The current year expense primarily included the provisions for inventory obsolescence in 2009.

Selling and administrative expenses

As compared to 2008, there was higher marketing costs in line with rising sales volume; higher wages and social security costs due to increasing staff headcounts; and higher leasing and outsourcing fees corresponding to market condition. In 2009, in light of these factors, our selling and administrative expenses increased 29.9% to Rmb 2,264.0 million in 2009 from Rmb 1,742.6 million in 2008. Our selling and administrative expenses increased 10.8% to Rmb 9.94 per BOE in 2009 from Rmb 8.97  per BOE in 2008.

Finance costs / interest income

Our finance costs increased 28.7% to Rmb 534.5 million in 2009 from Rmb 415.3 million in 2008, primarily as a result of the increase in unwinding the discount on the provisions for dismantlement in 2009. Our interest income decreased 41.5% to Rmb 638.3 million in 2009 from Rmb 1,091.0 million in 2008, primarily as a result of the lower banking deposit interest rates due to the liquidity excesses in both the domestic and overseas financial markets.

Exchange gains, net

Our net exchange gains decreased 97.9% to Rmb 53.8 million in 2009 from Rmb 2,551.3 million in 2008 primarily as a result of the relatively stable exchange rate between Renminbi and U.S. dollars in 2009 compared to 2008.

Investment income

Our investment income decreased 58.0% to Rmb 199.9 million in 2009 from Rmb 475.9 million in 2008, primarily as a result of lower realized gains due to market conditions and redemptions to avoid the potential losses due to the volatile financial markets.

Share of profits of associates

Our share of profits of associates decreased 53.6% to Rmb 173.5 million in 2009 from Rmb 374.1 million in 2008, primarily as a result of significantly lower average realized oil price in an associated company in 2009.

Income tax expense

Our income tax expense decreased 16.1% to Rmb 11,335.5 million in 2009 from Rmb 13,505.0 million in 2008, primarily as a result of lower revenue and profit due to lower average realized oil price. Our effective tax rate increased to 27.7% in 2009 from 23.3% in 2008. In 2008, the Company had a lower effective tax rate primarily because of the tax exemption on the income from the sale of working interests in certain assets. In addition, the larger profit contribution from our overseas business units and the increased tax rate in Indonesia have attributed to the higher effective tax rate in 2009.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash during 2010 was cash flow from operating activities. We used cash primarily to fund capital spending program and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2008	2009	2010
	(Rmb in millions)
Cash generated from (used for):
Operating activities	52,489	49,624	83,498
Investing activities	(45,735)	(37,307)	(64,800)
Financing activities	(10,129)	(9,403)	(1,284)
Net increase/(decrease) in cash and cash equivalents	(3,375)	2,914	17,414

Cash Generated from Operating Activities

In 2010, our cash inflow from operating activities was Rmb 83,498.2 million (US$12,651.2 million) as compared to Rmb 49,624.2 million in 2009, representing an increase of 68.3% from 2009. The increase in cash inflow from operating activities was mainly due to the increase of sales volume and higher realized oil and gas prices. The increase was also partially offset by corresponding costs, expenditures and other working capital occupied.

Capital Expenditures and Investments

Net cash outflow from investing activities in 2010 was Rmb 64,800.0 million (US$9,818.2 million), representing an increase of Rmb 27,493.0 million, or 73.7% from Rmb 37,307.0 million in 2009. The increase in cash outflow from investing activities was mainly due to the Rmb 20,760.6 million used for reorganizing Bridas Corporation to a 50%/50% joint venture with Bridas Energy Holding Ltd., and Rmb 3,546.3 million used for acquisition of 24.5% interest in Block 15/34 located in the Pearl River Basin, South China Sea from Devon Energy Corporation; and Rmb 7,762.4 million used for acquisition of 33.3% undivided interest of Eagle Ford Shale project in Texas from Chesapeake Energy Corporation.

In 2010, our capital expenditures, other than the acquisitions mentioned above, decreased 25.1% to Rmb 29,512.1 million (US$4,471.5 million) from Rmb 39,376.3 million in 2009, primarily as a result of the decrease in the number of on-going projects, the improvement of operational efficiency, and the adverse impact on operations due to adverse weather conditions. Our development expenditures in 2010 are primarily related to the development of OML130, Bozhong26-3, Jinzhou25-1, Jinzhou25-1S, Penglai19-3, Jinxian1-1, Lufeng13-2 and the expenses incurred for improving the recovery factor of the producing fields.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale financial assets of Rmb 32,129.0 million (US$4,868.0 million) and held-to-maturity financial assets of Rmb 6,351.1 million (US$962.3 million). Our cash generated from investing activities was mainly from the proceeds from the sales of Rmb 21,881.8 million (US$3,315.4 million) of available-for-sale financial assets and Rmb 3,310.9 million (US$501.7 million) of held-to-maturity financial assets respectively, and from reducing Rmb 8,894.4 million (US$1,347.6 million) in time deposits with maturity of more than three months.

For 2011, we have budgeted approximately US$8.6 billion for capital expenditures for exploration and development. The following table sets forth actual or budgeted capital expenditures on an accrual basis for our key operating areas for the periods indicated.

	Year ended December 31,
	2008(1)	2009(1)	2010(1)	2010(1)	2011(2)
	(Rmb million)	(Rmb million)	(Rmb million)	(US$ million)	(US$ million)
Offshore China
Bohai Bay
Development	13,701.1	23,425.2	14,802.1	2,242.7	1,871.2
Exploration	2,049.1	2,919.7	2,480.1	375.8	514.2
Western South China Sea
Development	3,570.8	4,675.4	2,337.6	354.2	516.8
Exploration	2,063.3	1,388.1	1,774.2	268.8	249.5
Eastern South China Sea
Development	3,476.3	2,874.6	4,484.5	679.5	2,399.7
Exploration	1,064.3	1,146.1	1,634.1	247.6	294.1
East China Sea
Development	117.2	81.5	137.0	20.8	61.6
Exploration	102.7	264.0	512.8	77.7	79.4
Others
Development	—	—	—	—	452.0
Exploration	179.7	130.4	137.8	20.8	34.5
Subtotal	26,324.5	36,905.0	28,300.2	4,287.9	6,473.1
Overseas
Development	8,616.6	4,373.5	4,470.2	677.3	1,762.6
Exploration	917.3	1,435.8	1,268.3	192.2	391.2
Subtotal	9,533.9	5,809.3	5,738.5	869.5	2,153.8
Total	35,858.4	42,714.3	34,038.7	5,157.4	8,626.9

(1)	Figures for 2008, 2009, and 2010 represent our actual spending for capital expenditure purposes, including expensed exploration costs.
(2)	Figures for 2011 represent our budgeted capital expenditures.

In addition to the budgeted development and exploration expenditures relating to the oil and gas properties described above, we may make additional capital expenditures and investments consistent with our business strategy.  See “Item 4—Information on the Company—Business Overview—Business Strategy.”  We expect to fund our capital expenditures with our cash flows from operations and external financing.

Our ability to maintain and grow our revenues, profit and cash flows depends upon continued capital spending.  Generally, we adjust our capital expenditure and investment budget on an annual basis.  Our capital expenditure plans are subject to a number of risks, contingencies and other factors, some of which are beyond our control.  Therefore, our actual future capital expenditures and investments will likely be different from our current planned amounts, and such differences may be significant.  See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our future prospects largely depend on our capital expenditures, which are subject to various risks.”

Financing Activities

Net cash outflow from financing activities in 2010 was Rmb 1,284.2 million (US$194.6 million), representing a decrease of Rmb 8,119.1 million, or 86.3% from Rmb 9,403.3 million in 2009. In 2010, the net cash outflow was mainly due to the distribution of dividends of Rmb 14,389.8 million (US$2,180.3 million) and the repayment of bank loans of Rmb 4,303.8 million (US$652.1 million). It was partially offset by cash inflow which was mainly due to bank borrowings of Rmb 17,245.6 million (US$2,613.0 million).

At the end of 2010, our total debt outstanding was Rmb 33,346.7 million (US$5,052.5 million), compared to Rmb 18,692.2 million at the end of 2009. The increase in debt in 2010 was primarily attributed to the acquisition activities and increase in general borrowings. Our gearing ratio, which is defined as interest bearing debt divided by the sum of interest bearing debt plus equity, was 13.4%.

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt outstanding as of December 31, 2010.
	Debt maturities (principal only)
Due by December 31,	Original currency US$	Total Rmb equivalents	Total US$ equivalents
	(in millions, except percentages)
2011	783.1	5,186.0	783.1
2012-2014	1,015.0	6,722.0	1,015.0
2015-2016	111.9	740.8	111.9
2017 and beyond	651.6	4,315.5	651.6
Total	2,561.5	16,964.3	2,561.5
Percentage of total debt	50.9%	50.9%	50.9%

In January 2011, we, through CNOOC Finance (2011) Limited, our wholly owned subsidiary, issued US$1,500 million 4.25% guaranteed notes due 2021 and US$500 million 5.75% guaranteed notes due 2041. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by us.

As of March 31, 2011, we had total foreign currency debt of US$6,843.0 million, all of which is in U.S. dollars.

As of December 31, 2010, we had unutilized banking facilities amounting to approximately Rmb 179,029.5 million (US$27,125.7 million) as compared to Rmb 174,843.1 million as of December 31, 2009.

In 2008, 2009 and 2010, we paid dividends totaling Rmb 14,651.8 million, Rmb 15,747.1 million and Rmb 15,893.8 million (US$2,408.2 million) (before PRC withholding tax deducted), respectively.  The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant.  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2011.  However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.  See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our future prospects largely depend on our capital expenditures, which are subject to various risks.”

Holding Company Structure

We are a holding company.  Our entire oil exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly owned subsidiary in the PRC.  Our entire oil exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands.  International sales of crude oil are conducted by China Offshore Oil (Singapore) International Pte Ltd, our wholly owned subsidiary incorporated in Singapore.  Accordingly, our future cash flows will consist principally of dividends from our subsidiaries.  The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation.  For example, legal restrictions in the PRC permit payment of dividends only out of profit determined in accordance with PRC accounting standards and regulations.  In addition, under PRC law, CNOOC China Limited is required to set aside a portion of its profit each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 5.9% in 2008, an overall inflation rate of -0.7% in 2009 and an overall inflation rate of 3.3% in 2010.  Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Taxation

We are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which we and each of our subsidiaries are domiciled and operate.  Our profits arising in or derived from Hong Kong are subject to tax at a rate of 16.5%, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from January 1, 2008.

We received a formal approval from the State Administration of Taxation of the PRC on October 19, 2010, confirming that we are regarded as a Chinese Resident Enterprise, or CRE, pursuant to the provisions of the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the “Enterprise Income Tax Law of the People’s Republic of China” and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China”. According to the formal approval, we are subject to the PRC enterprise income tax at a rate of 25% starting from January 1, 2008.

Pursuant to the above laws and regulations, we are required to withhold 10% corporate income tax when we make dividend distributions to our non-Chinese resident enterprise shareholders.

Our PRC subsidiary, CNOOC China Limited, as a wholly foreign-owned enterprise, is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations.

The PRC corporate income tax is levied based on taxable income, including income from both operations and other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP.

Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

●	production taxes of 5% on independent production and production under PSCs;

●	export tariffs of 5% on the export value of petroleum oil;

●	business tax at rates of 3% to 5% on other income;

●	city construction tax at rate of 1% or 7% on the actual paid business tax and production taxes (effective as of December 1, 2010); and

●	educational surcharge at rate of 3% on the actual paid business tax and production taxes (effective as of December 1, 2010).

In addition, other taxes paid and payable by our non-PRC subsidiaries and jointly controlled entities include gross production assessments, duties and export tariffs, as well as taxes levied on petroleum related income, profits and budgeted operating and capital expenditures.

Our subsidiaries domiciled outside of the PRC are subject to income tax rates ranging from 10% to 56%.

Some of our oil and gas interests in Indonesia are held through Labuan-incorporated companies. According to an amendment to the tax rules enacted by the Indonesian government in December 2009, Labuan-incorporated companies no longer enjoy the tax rates under the previous tax treaty between Indonesia and Malaysia. Therefore, the applicable tax rates would increase from the range between 43.125% and 51.875% to the range between 44% and 56%. The amendment became effective on January 1, 2010.

We calculate our deferred tax to account for the temporary differences between our tax base, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting base, which is prepared in accordance with applicable financial reporting requirements.  The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling.  As of December 31, 2008, 2009 and 2010, we had Rmb 5,428.3 million, Rmb 7,439.6 million and Rmb 13,122.1 million (US$1,988.2 million), respectively, in net deferred tax liabilities. See note 12 to our consolidated financial statements included elsewhere in this annual report.

Impact of Recently Issued Accounting Standards

IFRS and HKFRS

We have adopted the IFRS as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2010 have been prepared in due compliance with both IFRS and HKFRS.

The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations , which are first effective for the current accounting year commencing January 1, 2010 or later, but available for early adoption. The equivalent new and revised HKFRSs and HKFRS Interpretations consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.  Except for IFRS 3/HKFRS 3 (Revised) – Business Combinations, which introduces significant changes in the accounting for business combinations, and IAS 27/HKAS 27 (Amended) – Consolidated and Separate Financial Statements, which requires that a change in the ownership interest of a subsidiary (without loss of control) be accounted for as a transaction of the owners in their capacity as owners of the interest in such subsidiary, the adoption of the other new and revised IFRS,  and HKFRS, rules and the amendments have no impact on our results of operations or financial position for the year ended December 31, 2010.

A number of new and revised IFRSs and HKFRSs become effective for fiscal years beginning on or after January 1, 2011.  We have not early applied these IFRSs and HKFRSs to our consolidated financials statements included elsewhere in this annual report.  We are in the process of making an assessment of the impact of these new and revised IFRSs and HKFRSs upon application. We conclude that, while certain new or revised IFRSs and HKFRSs, such as IFRS 9/HKFRS 9 - Financial Instruments: Classification and Measurement and IAS 24/HKAS 24 (Revised) - Related Party Disclosures, may result in future changes of our financial results or disclosures, other new and revised IFRSs and HKFRSs are unlikely to have a significant impact on our results of operations and financial position.

For details, please refer to notes 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4—Information on the Company—Business Overview—Research and Development”, “Item 4—Information on the Company—Business Overview—Patents and Trademarks”.

D.	TREND INFORMATION

Crude oil prices are a major driver of our results of operations.  We price our crude oil with reference to the international crude oil prices, which have fluctuated considerably over the years. For more information about crude oil prices, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our business, revenues and profits fluctuate with changes in oil and gas prices,” “Item 4—Information on the Company—Business Overview—Sales and Marketing—Sales of Crude Oil,” and “Item 5—Operating and Financial Review and Prospects—Operating Results—Results of Operations—2010 versus 2009.”

In addition to crude oil, natural gas is becoming an increasingly important part of our business.  The Chinese government promotes the use of natural gas as a clean and efficient fuel.  Demand for natural gas in the PRC is likely to increase significantly.  We have expanded and will continue to expand our natural gas business and intend to exploit our natural gas reserves to meet growing demand for natural gas.  For more information about our natural gas business, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Any failure to implement our natural gas business strategy may adversely affect our business and financial position.”

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends that are likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations for the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Long-term debt obligations	16,964,278	5,185,989	6,340,610	751,212	4,686,467
Operating lease obligations	2,676,968	824,338	1,037,148	330,397	485,085
Provision for dismantlement(1)	16,213,797	186,992	—	—	16,026,805
Total	35,855,043	6,197,319	7,377,758	1,081,609	21,198,357

(1)
Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2008, 2009 and 2010 we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2008	2009	2010
	Rmb’000	Rmb’000	Rmb’000
Contracted, but not provided for	12,293,984	5,650,199	9,620,691
Authorized, but not contracted for	30,093,605	48,907,804	46,125,374

The capital commitments disclosed above do not include investment commitments for acquisitions of equity interest or working interest, which have been disclosed in note 4 and note 37 respectively to our consolidated financial statements included elsewhere in this annual report.

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

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position

Yilin Wang	1956	Chairman of our Board and Non-executive Director (effective April 15, 2011)

Chengyu Fu	1951
Chairman of our Board and Non-executive Director (re-designated from Executive Director to Non-executive Director, effective September 16, 2010; resigned as Chairman of the Board and Non-executive Director, effective April 15, 2011)

Hua Yang	1961	Vice Chairman of our Board (since September 16, 2010), Executive Director and Chief Executive Officer (since September 16, 2010)

Fanrong Li	1963
Executive Director (appointed as Non-executive Director, effective May 24, 2010, and re-designated from Non-executive Director to Executive Director, effective September 16, 2010) and President (since September 16, 2010)

Guangqi Wu	1957	Executive Director and Compliance Officer

Shouwei Zhou	1950	Non-executive Director

Xinghe Cao	1949	Non-executive Director (retired, effective May 24, 2010)

Zhenfang Wu	1952	Non-executive Director

Edgar W. K. Cheng	1943	Independent Non-executive Director

Sung Hong Chiu	1947	Independent Non-executive Director

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Tao Wang	1931	Independent Non-executive Director

Guangyu Yuan	1959	Executive Vice President

Weilin Zhu	1956	Executive Vice President

Liguo Zhao	1953	General Counsel

Bi Chen	1961	Executive Vice President and General Manager of CNOOC China Limited Tianjin Branch

Wei Chen	1958	Senior Vice President and General Director of CNOOC Research Institute

Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited Shanghai Branch

Zhi Fang	1962	Vice President and President of CNOOC International Limited

Hua Zhong	1960	Chief Financial Officer (since September 16, 2010)

Yongzhi Jiang	1973	Joint Company Secretary

May Sik Yu Tsue	1973	Joint Company Secretary

We have a management team with extensive experience in the oil and gas industry.  As a result of our cooperation with international oil and gas companies, the management team and staff have had the opportunity to work closely with foreign partners both within and outside China.  Such opportunities, in conjunction with management exchange programs with foreign partners, have provided valuable training to our personnel in international management practices.  A description of the business experience and present position of each director and senior officer is provided below.  Our registered office is located at 65th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong.

Executive Directors

Hua Yang Born in 1961, Mr. Yang is a senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 29 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, Mr. Yang became a Senior Vice President of the Company and served as Chief Financial Officer of the Company from January 2005 to September 2010, Executive Vice President of the Company from October 2005 to March 2009, and President of the Company from March 2009 to September 2010. He was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company, from 2002 to 2003, General Manager of CNOOC China Limited, a subsidiary of the Company, from February 2009 to September 2010, Chairman and Director of CNOOC Southeast Asia Limited, a subsidiary of the Company, from July 2009 to September 2010, and Chairman and Director of CNOOC Deepwater Development Limited from January 2010 to September 2010. He also served as an Assistant President of CNOOC from January 2009 to April 2010 and a Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, from May 2005 to December 2010. Mr. Yang was appointed as Vice Chairman of the Board and Chief Executive Officer of the Company, with effect from September 16, 2010. He serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He also serves as Vice President of CNOOC. Mr. Yang was appointed as an Executive Director of the Company, with effect from August 31, 2005.

Fanrong Li Born in 1963, Mr. Li is a senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 27 years. He joined CNOOC in 1984. From 1984 to 1989, he was a Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC China Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005, Mr. Li worked as Vice President of CNOOC China Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Development and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC China Limited Shenzhen Branch. From January 2009 to April 2010, he was appointed as an Assistant President of CNOOC. Mr. Li serves as President of CNOOC Energy Technology & Services Limited since February 2009, and serves as Vice President of CNOOC since May 2010. Mr. Li was appointed as President of the Company, with effect from September 16, 2010. He also serves as a Director of CNOOC China Limited and CNOOC International Limited and Chairman and Director of CNOOC Southeast Asia Limited and CNOOC Deepwater Development Limited, all being subsidiaries of the Company. Mr. Li was appointed as a Non-executive Director of the Company, with effect from May 24, 2010 and was re-designated from Non-executive Director to Executive Director, with effect from September 16, 2010.

Guangqi Wu Born in 1957, Mr. Wu is a geologist, senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010, and the Chief Compliance Officer of the Company since June 1, 2005. Mr. Wu also serves as a Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company, with effect from June 1, 2005.

Non-executive Directors

Yilin Wang Born in 1956, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to April 14, 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since April 8, 2011, Mr. Wang serves as Chairman of China National Offshore Oil Corporation. Mr. Wang was appointed as Chairman and Non-executive Director of the Company, with effect from April 15, 2011.

Chengyu Fu Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a master degree in petroleum engineering from the University of Southern California in the United States. He has over 31 years of experience in the oil industry in China. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined CNOOC in 1982 and served as the Chinese Deputy Chief Representative, Chief Representative, Secretary to the Management Committees and Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, and later as the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Vice President of Phillips Asia Inc., General Manager of the Xijiang Development Project, General Manager of CNOOC Nanhai East Corporation and Vice President of CNOOC. Subsequently, he became Executive Vice President, President and Chief Operating Officer of the Company in 2001. From September 2002 to August 2010, he served as Chairman of China Oilfield Services Limited, or COSL, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC.  Mr. Fu served as Chief Executive Officer of the Company from October 2003 to September 2010, Chairman of the Board of Directors of CNOOC China Limited from October 2003 to September 2010 and Chairman of the Board of Directors of CNOOC International Limited from August 1999 to September 2010, both being subsidiaries of the Company. Mr. Fu was appointed as Chairman of the Board of the Company on October 2003. He served as the President of CNOOC from October 2003 to April 8, 2011. He serves as Chairman of China Petrochemical Corporation since April 8, 2011. He also serves as Chairman of CNOOC Finance Corporation Limited and Zhonghai Trust Co. Ltd. Mr. Fu is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company, with effect from August 23, 1999 and was re-designated from Executive Director to Non-executive Director, with effect from September 16, 2010. He resigned as Chairman of the Board and Non-executive Director of the Company, with effect from April 15, 2011.

Shouwei Zhou Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as an Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. Since 2000, Mr. Zhou has been a Vice President of CNOOC. He also served as a Director and the General Manager of CNOOC China Limited, a subsidiary of the Company. From October 2004 to July 2009, Mr. Zhou served as a Director of CNOOC International Limited, a subsidiary of the Company. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. From December 2003 to December 2010, Mr. Zhou served as the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC. Mr. Zhou was appointed as an Executive Director of the Company, with effect from August 23, 1999 and was re-designated from Executive Director to Non-executive Director, with effect from March 31, 2009.

Xinghe Cao Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied MBA in Capital University of Economics and Business. Mr. Cao has over 40 years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 2003, Mr. Cao worked as the Manager of Bohai Oil Commercial Company, later as the Manager of Bohai Oil Transportation Company, both being subsidiaries of CNOOC, and Deputy General Manager and General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC, successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC and became Vice President of CNOOC in August 2004. Mr. Cao also serves as Chairman of the Board of Directors of CNOOC Energy Technology & Services Limited and Chairman of the Board of Directors of China Ocean Oilfields Services (Hong Kong) Limited, both being subsidiaries of CNOOC. Mr. Cao was appointed as an Executive Director of the Company, with effect from August 31, 2005 and was re-designated from Executive Director to Non-executive Director, with effect from September 1, 2006. Mr. Cao retired as a Non-executive Director of the Company on May 24, 2010.

Zhenfang Wu Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was an Assistant President of CNOOC and then appointed Vice President of CNOOC in August 2004. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group (formerly known as CNOOC Gas and Power Limited), as the Chairman and General Manager of CNOOC Oil & Petrochemicals Co., Ltd., both being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as Chairman of CNOOC and Shell Petrochemical Co. Ltd and a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Executive Director of the Company, with effect from August 31, 2005 and was re-designated from Executive Director to Non-executive Director, with effect from September 1, 2006.

Independent Non-executive Directors

Edgar W. K. Cheng Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, a former member of the Education Commission and former Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Chairman of the Steering Committee on the Feasibility Study on the Financial Services Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council, an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd., a member of the Board of Directors of the Hong Kong Institute for Monetary Research and an independent non-executive director of American International Assurance Co. Ltd. He is currently an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development and Chairman of the Council for Sustainable Development. He is currently a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991–1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as an Independent Non-executive Director of the Company, with effect from May 24, 2006.

Sung Hong Chiu Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Yunnan Enterprises Holdings Limited since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu was appointed as an Independent Non-executive Director of the Company, with effect from September 7, 1999.

Lawrence J. Lau Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006.  From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. He is also concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment. Professor Lau also serves as a non-official member of the HKSAR Government’s Executive Council, as a member of the Commission on Strategic Development, the Exchange Fund Advisory Committee and its Currency Board and Governance Sub-Committees, the Greater Pearl River Delta Business Council and the Honours Committee, 2011 Non-Official Justices of the Peace (JP) Selection Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, Vice-Chairman of the Board of Directors of CITIC Capital Holdings Limited in Hong Kong, as an Independent Non-executive Director of Far EasTone Telecommunications Company Limited and Shin Kong Life Insurance Company Limited in Taiwan, and as a member of the Board of Directors of Precoad, Inc. in the United States of America. Professor Lau was appointed as an Independent Non-executive Director of the Company, with effect from August 31, 2005.

Aloysius Hau Yin Tse Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company, with effect from June 8, 2005.

Tao Wang Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Honorary Chairman and an Executive Director of Sino Union Petroleum & Chemical International Limited, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company, with effect from May 29, 2008.

Other Members of Senior Management

Guangyu Yuan Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for the operation safety, engineering and construction, and drilling and completion. Mr. Yuan is a senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He obtained a master degree from the Capital University of Economics and Business in 2001. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007 respectively with an MBA degree. With over 29 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company, Chairman of the Board of Directors and General Manager of CNOOC Services, and Vice Chairman of the Board of Directors, Executive Director, Chief Executive Officer and President of COSL. Mr. Yuan also serves as the Director of CNOOC China Limited, CNOOC International Limited, CNOOC Southeast Asia Ltd. and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In March 2009, Mr. Yuan was appointed as the Executive Vice President of the Company.

Weilin Zhu Born in 1956, Mr. Zhu is the Chief Geologist of CNOOC, Executive Vice President of the Company and General Manager of Exploration Department of the Company. Mr. Zhu graduated from Shanghai Tongji University with a Ph.D. degree. Mr. Zhu joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Director and Director of the Research Department and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC Deepwater Development Limited, both being the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company, responsible for the Company’s oil and gas exploration operations.

Liguo Zhao Born in 1953, Mr. Zhao is the General Counsel of the Company. He graduated from the Faculty of Law, Peking University in 1983 with a bachelor of laws’ degree. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Negotiation Division, Deputy General Manager and General Manager of Legal Department of CNOOC. At present, he serves as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1985 and corporate counsel qualification in 1998. He is an arbitrator of China International Economic and Trade Arbitration Commission and a member of the China Maritime Arbitration Commission. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Zhao was appointed as the General Counsel of the Company, with effect from November 2, 2009.

Bi Chen Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and sales of the Company. Mr. Chen graduated from the Southwest Petroleum University and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1988, an MBA degree from Tsinghua University in 2000 and an honorary doctoral degree in petroleum engineering from Edinburgh Heriot-Watt University in 2010. Mr. Chen joined CNOOC in 1982 and has over 29 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In December 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In March 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Wei Chen Born in 1958, Mr. Chen is a Senior Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He received his B.S. degree from China University of Petroleum and MBA from Tsinghua University. He has over 29 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department of CNOOC, and the Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute).

Guohua Zhang Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and General Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In October 2005, Mr. Zhang was appointed as General Manager of CNOOC China Limited Shanghai Branch.

Zhi Fang Born in 1962, Mr. Fang is a Vice President of the Company and the President of CNOOC International Limited and is responsible for the Company’s International affairs. He graduated from Zhejiang University with a bachelor degree in science and received a MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the Deputy General Manager and General Manager of CNOOC China Limited Shenzhen Branch, and the President of CNOOC Southeast Asia Ltd. Mr. Fang also serves as the Director of CNOOC International Limited and CNOOC Southeast Asia Ltd., both being the subsidiaries of the Company. In October 2005, Mr. Fang was appointed as the Vice President of the Company. In April 2009, Mr. Fang was appointed as President of CNOOC International Limited.

Hua Zhong Born in 1960, Mr. Zhong is Chief Financial Officer of the Company. Mr. Zhong is a senior engineer and graduated from Southwest Petroleum Institute with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot - Watt University in the United Kingdom in 1988. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 29 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer, Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 21-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Department and Manager of Administration Department of China Offshore Oil Nanhai West Corporation. From September 1999 to August 2005, Mr. Zhong was General Manager of Administration Department and General Manager of Development and Planning Department of CNOOC Ltd. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President, Executive Vice President and Chief Financial Officer of COSL. On September 16, 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company.

Joint Company Secretaries

Yongzhi Jiang Born in 1973, Mr. Jiang is the Joint Company Secretary of the Company. He is a CFA Charterholder and qualified PRC lawyer. In 1995, Mr. Jiang graduated from China University of Political Science and Law with a bachelor of laws degree majoring in International Economic Law. In 1997, he completed his study in Mattei School (“La Scuola Superiore della’ Mattei”) in Milan, Italy with a Master degree in Energy and Environmental Management and Economics, majoring in Management of Energy Company. In 2003, he obtained his MBA degree from Kelley School of Business, Indiana University in United States of America, majoring in Finance and Accounting. From 1995 to 2001, Mr. Jiang worked in China National Petroleum Corporation and then in Petrochina Company Limited as a legal counsel for the international business. Mr. Jiang joined the Company in 2003. He firstly served as the Senior Supervisor of Mergers & Acquisitions in the Controllers Department, then as the Commercial Manager in CNOOC International Limited, a subsidiary of the Company, and as the Assistant Chief Financial Officer of the Company from 2007 to 2009. Mr. Jiang serves as the General Manager of the Investor Relations Department and Director of the Office for the Board of Directors of the Company since December 14, 2009. Mr. Jiang was appointed as the Joint Company Secretary of the Company, with effect from January 29, 2010.

May Sik Yu Tsue Born in 1973, Ms. Tsue is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is an associate member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2007. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company, with effect from November 25, 2008.

B.	COMPENSATION

The aggregate amount of fees, salaries, bonus, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2010 was approximately Rmb 19.3 million  (US$2.9 million), while the amount paid to our other senior management for the same period was approximately Rmb 6.6 million (US$1.0 million).  In addition, under our pension plan for 2010, we set aside an aggregate amount of Rmb 746,983 (US$112,791) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management.  Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 496,653 (US$74,993) to the pension plan for 2010.  Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 10 to our consolidated financial statements included elsewhere in this annual report.  Note 11 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees or directors during 2010.  For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership”.  For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

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

The primary responsibilities of our remuneration committee are to review and approve all our executive directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans.  In 2010, our remuneration committee consisted of two independent non-executive directors (Mr. Sung Hong Chiu as chairman and Mr. Aloysius Hau Yin Tse) and one non-executive director (Mr. Zhenfang Wu). Mr. Cao retired from our Board on May 24, 2010 and is no longer a member of our remuneration committee. Mr. Fanrong Li served as remuneration committee member from May 24, 2010 to September 16, 2010 when he was a non-executive director of the Company. Mr. Zhenfang Wu was appointed as remuneration committee member on September 16, 2010.

The primary responsibilities of our nomination committee include nominating candidates for directors subject to our Board’s approval, conducting routine examination of the structure, scale and composition of our Board, and review the leadership capabilities of our directors in order to ensure that we remain competitive.  In 2010, our nomination committee consisted of Mr. Shouwei Zhou as chairman, Dr. Edgar W. K. Cheng, Professor Lawrence J. Lau and Mr. Tao Wang.

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

As of March 31, 2011, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2010	Number of shares involved in the options outstanding as of March 31, 2011	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Directors:
Hua Yang	1,150,000	—	March 12, 2001	March 12, 2011(2)	1.23	1.19
	1,150,000	1,150,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	2,835,000	2,835,000	May 27, 2009	May 27, 2019	9.33	9.93
	—	2,000,000	May 20, 2010	May 20, 2020	12.22	12.696
Guangqi Wu	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,857,000	1,857,000	May 27, 2009	May 27, 2019	9.33	9.93
	—	1,857,000	May 20, 2010	May 20, 2020	12.22	12.696
Non-executive Directors:
Chengyu Fu(3)	1,750,000	—	March 12, 2001	March 12, 2011(2)	1.23	1.19
	1,750,000	1,750,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013	2.09	2.108
	2,500,000	2,500,000	February 5, 2004	February 5, 2014	3.13	3.152
	3,500,000	3,500,000	August 31, 2005	August 31, 2015	5.75	5.62
	3,850,000	3,850,000	June 14, 2006	June 14, 2016	5.30	5.56
	4,041,000	4,041,000	May 25, 2007	May 25, 2017	7.43	7.29
	4,041,000	4,041,000	May 29, 2008	May 29, 2018	14.20	14.828
	4,041,000	4,041,000	May 27, 2009	May 27, 2019	9.33	9.93
	—	2,100,000	May 20, 2010	May 20, 2020	12.22	12.696
Shouwei Zhou	1,400,000	—	March 12, 2001	March 12, 2011(2)	1.23	1.19
	1,750,000	1,750,000	August 27, 2001	August 27, 2011	1.46	1.232
	1,750,000	1,750,000	February 24, 2003	February 24, 2013	2.09	2.108
	1,750,000	1,750,000	February 5, 2004	February 5, 2014	3.13	3.152
	2,450,000	2,450,000	August 31, 2005	August 31, 2015	5.75	5.62
	2,700,000	2,700,000	June 14, 2006	June 14, 2016	5.30	5.56
	2,835,000	2,835,000	May 25, 2007	May 25, 2017	7.43	7.29
	2,835,000	2,835,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,800,000	1,800,000	May 27, 2009	May 27, 2019	9.33	9.93
	—	1,800,000	May 20, 2010	May 20, 2020	12.22	12.696
Xinghe Cao(4)	800,000	—	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	—	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	—	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	—	May 29, 2008	May 29, 2018	14.20	14.828
	1,800,000	—	May 27, 2009	May 27, 2019	9.33	9.93
	—	—	May 20, 2010	May 20, 2020	12.22	12.696
Zhenfang Wu	800,000	800,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,800,000	1,800,000	May 27, 2009	May 27, 2019	9.33	9.93
	—	1,800,000	May 20, 2010	May 20, 2020	12.22	12.696
Independent Non-executive Directors:
Sung Hong Chiu	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152

Other Employees In Aggregate:
	3,250,000	—	March 12, 2001	March 12, 2011(2)	1.23	1.19
	9,950,000	9,300,000	August 27, 2001	August 27, 2011	1.46	1.232
	12,449,966	10,649,966	February 24, 2003	February 24, 2013	2.09	2.108
	20,749,935	17,649,934	February 5, 2004	February 5, 2014	3.13	3.152
	35,756,667	27,230,000	August 31, 2005	August 31, 2015	5.75	5.62
	48,583,333	40,370,000	June 14, 2006	June 14, 2016	5.30	5.56
	58,919,000	47,848,000	May 25, 2007	May 25, 2017	7.43	7.29
	63,514,000	61,032,000	May 29, 2008	May 29, 2018	14.20	14.828
	80,400,000	75,876,000	May 27, 2009	May 27, 2019	9.33	9.93
	—	92,335,000	May 20, 2010	May 20, 2020	12.22	12.696
Total	420,263,901	466,154,900

(1)
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

(2)	50% of the share options granted are vested 18 months after the date of grant, the remaining 50% are vested 30 months after the date of grant.
(3)
Mr. Chengyu Fu was re-designated to Non-executive Director of the Company, with effect from September 16, 2010, and resigned as Chairman of the Board and Non-executive Dircetor of the Company, with effect from April 15, 2011.

(4)	Mr. Xinghe Cao retired as a Non-executive Director of the Company, with effect from May 24, 2010.

For the year ended December 31, 2010, no share options granted under our share option schemes were exercised.  For the period from January 1, 2011 to March 31, 2011, no share options were exercised.

As of December 31, 2010, we had 474,054,900 share options outstanding under our share option schemes, which represented approximately 1.06% of our shares in issue as of that date.

For further details about our share option schemes, see notes 10 and 27 to our consolidated financial statements included elsewhere in this annual report.

As of March 31, 2011, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 31, 2011.

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

As of March 31, 2011, 12,945,022 ADSs were outstanding in the United States, representing approximately 2.9% of our then outstanding shares.  At such date, the number of registered ADS holders in the United States was 42.

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

Apart from transactions with CNOOC and its associates, we have transactions with other state-owned enterprises, including, but not limited to, the following:

•	Sales and purchase of goods and services;
•	Purchases of assets, goods and services;
•	Leases of assets; and
•	Bank deposits and borrowings.

These transactions are conducted in the ordinary course of business.

Categories of Continuing Connected Transactions

We entered into four comprehensive framework agreements with each of CNOOC, COSL, COOEC and China BlueChemical Ltd., on November 8, 2007, for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions.  The term of each of the comprehensive framework agreements is for a period of three years from January 1, 2008.  The continuing connected transactions and relevant annual caps were approved by our independent shareholders on December 6, 2007. The approved continuing connected transactions are set out below:

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

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2010 and the balances arising from connected transactions at the end of 2010 is included in note 29 to our consolidated financial statements included elsewhere in this annual report.

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

We obtained independent shareholders’ approval at the extraordinary general meetings held on December 6, 2007 for our continuing connected transactions and the annual caps with CNOOC and/or its associates for the period from January 1, 2008 to December 31, 2010, respectively. The annual caps and the conditions are specified as follows:

Category of continuing connected transactions	Relevant Annual Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us

(a) Provision of exploration and support services	For the three years ending December 31, 2010, Rmb 6,296 million, Rmb 7,555 million and Rmb 9,066 million, respectively

(b) Provision of oil and gas development and support services	For the three years ending December 31, 2010, Rmb 18,608 million, Rmb 22,879 million and Rmb 26,759 million, respectively

(c) Provision of oil and gas production and support services	For the three years ending December 31, 2010, Rmb 5,124 million, Rmb 6,147 million and Rmb 7,253 million, respectively

(d) Provision of marketing, management and ancillary services	For the three years ending December 31, 2010, Rmb 789 million, Rmb 854 million and Rmb 967 million, respectively

(e) FPSO vessel leases	For the three years ending December 31, 2010, Rmb 1,908 million, Rmb 3,182 million and Rmb 3,250 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the three years ending December 31, 2010, Rmb 100 million, Rmb 100 million and Rmb 100 million, respectively

Sales of petroleum and natural gas products by us to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the three years ending December 31, 2010, Rmb 94,440 million, Rmb 156,692 million and Rmb 181,782 million, respectively

(b) Long-term sales of natural gas and liquefied natural gas	For the three years ending December 31, 2010, Rmb 4,844 million, Rmb 7,118 million and Rmb 8,763 million, respectively

The non-exempt continuing connected transactions for the year ended December 31, 2010 to which any member of us was a party were entered into by us:

(i)	in the ordinary and usual course of our business;
(ii)	either (a) on normal commercial terms, or (b) if there is no available comparison, on terms no less favorable to us than terms available from independent third parties; and
(iii)
in accordance with the relevant agreements governing them on terms that were fair and reasonable so far as our shareholders were concerned and in the interests of our company and shareholders as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2010 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

Renewal of Continuing Connected Transactions

In anticipation of  the expiration of the comprehensive framework agreements dated November 8, 2007 and our intention to continue the continuing connected transactions after December 31, 2010, we entered into a new comprehensive framework agreement on November 1, 2010 with CNOOC for the provision (1) by us to CNOOC and/or its associates and (2) by CNOOC and/or its associates to us of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2011. The comprehensive framework agreement is substantially on the same terms as those contained in the four comprehensive framework agreements we entered into on November 8, 2007. The continuing connected transactions and the relevant annual caps for the three years from January 1, 2011 were approved by our independent shareholders on November 24, 2010. The annual caps and the conditions are specified as follows:

Category of continuing connected transactions	Relevant Annual Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us

(a) Provision of exploration and support services	For the three years ending December 31, 2013, Rmb 6,676 million, Rmb 7,431 million and Rmb 7,737 million, respectively

(b) Provision of oil and gas development and support services	For the three years ending December 31, 2013, Rmb 24,067 million, Rmb 37,906 million and Rmb 38,822 million, respectively

(c) Provision of oil and gas production and support services	For the three years ending December 31, 2013, Rmb 8,228 million, Rmb 9,051 million and Rmb 9,956 million, respectively

(d) Provision of marketing, management and ancillary services	For the three years ending December 31, 2013, Rmb 820.98 million, Rmb 856.52 million and Rmb 905.09 million, respectively

(e) FPSO vessel leases	For the three years ending December 31, 2013, Rmb 1,401 million, Rmb 1,390 million and Rmb 1,546 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the three years ending December 31, 2013, Rmb 100 million, Rmb 100 million and Rmb 100 million, respectively

Sales of petroleum and natural gas products by us to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the three years ending December 31, 2013, Rmb 152,315 million, Rmb 158,163 million and Rmb 165,561 million, respectively

(b) Long-term sales of natural gas and liquefied natural gas	For the three years ending December 31, 2013, Rmb 8,034 million, Rmb 9,146 million and Rmb 21,155 million, respectively

Transactions with CNOOC Finance Corporation Limited

On October 14, 2008, we entered into a financial services framework agreement with CNOOC Finance Corporation Limited, our 31.8% owned associate and a subsidiary of CNOOC, pursuant to which CNOOC Finance Corporation Limited provides us with settlement, depository, discounting, loans and entrustment loans services.

For the period from October 14, 2008 to August 19, 2010, the maximum daily outstanding balance of deposits (including accrued interest) we placed with CNOOC Finance Corporation Limited (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services), did not exceed Rmb 4,480 million. During such period, the maximum daily outstanding balance of deposits did not exceed 2.5% of the relevant percentage ratios under the Hong Kong Stock Exchange Listing Rules. Pursuant to the amendment to the Listing Rules in June 2010, we announced on August 20, 2010 to revise the maximum daily outstanding balance (including accrued interest) placed by us with CNOOC Finance Corporation Limited (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) not to exceed Rmb 9,800 million. For the period from August 20, 2010 to December 31, 2010, the maximum daily outstanding balance did not exceed Rmb 9,800 million. During such period, the maximum daily outstanding balance of deposits did not exceed 5% of the relevant percentage ratios under the Hong Kong Stock Exchange Listing Rules.

On August 20, 2010, we also entered into a renewal agreement with CNOOC Finance Corporation Limited to renew the financial services framework agreement entered into by us and CNOOC Finance Corporation Limited dated October 14, 2008. The renewal agreement is effective from January 1, 2011 to December 31, 2013. According to the renewal agreement, the maximum daily outstanding balance should not exceed Rmb 9,800 million for the period from January 1, 2011 (being the effective date of the renewal agreement) to December 31, 2013. The depository services were exempted from independent shareholders’ approval requirements and the settlement, discounting, loans and entrustment loans services were exempted from the reporting, announcement, annual review and independent shareholders’ approval requirements under the Hong Kong Stock Exchange Listing Rules.

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

Holders of our ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our shares, less the fees and expenses payable under the deposit agreement and withholding taxes of 10%.  Cash dividends will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into U.S. dollars and paid to holders of ADSs. Stock dividends, if any, will be distributed to the depositary and will be distributed by the depositary, in the form of additional ADSs, to holders of the ADSs.

In 2008, we declared and paid dividends totaling Rmb 14,651.8 million.  In 2009, we declared and paid dividends totaling Rmb 15,747.1 million.  In 2010, we declared and paid dividends totaling Rmb 15,893.8 million (US$2,408.2 million).  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited.  CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends.  As a wholly foreign owned enterprise in China, CNOOC China Limited has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC.  CNOOC China Limited is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital, which amount was reached in 2009.  Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under IFRS. In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of our production. Included in other reserves was a provision for safety fund under the PRC regulation amounting to Rmb 13.5 million (US$2.0 million), which was Rmb 25.1 million in 2009. None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2008, 2009 and 2010, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2008		For the year ended December 31, 2009		For the year ended December 31, 2010
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	0.0%	—	0.0%	—	0.0%	—
Staff and workers’ bonus and welfare fund	0.0%	—	0.0%	—	0.3%	154.3
Safety fund	0.8%	372.7	1.4%	407.3	1.2%	628.6

Contingent Liabilities

On January 8, 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited, or SAPETRO, to acquire a 45% working interest in the Offshore Oil Mining Lease 130, or OML130, in Nigeria, or the OML130 Transaction. The OML130 Transaction was completed on April 20, 2006.

In 2007, a local tax office in Nigeria conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigeria local tax office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigeria local tax office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

The Company has extended interest-free intercompany loans to CNOOC International Limited, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of a formal approval from the State Administration of Taxation of the PRC on October 19, 2010, which confirmed that the Company should be treated as a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the intercompany loans to CNOOC International Limited starting from January 1, 2008. The Company is currently applying to, and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income.

B.	SIGNIFICANT CHANGES

 Notes issuance

In January 2011, we, through CNOOC Finance (2011) Limited, our wholly owned subsidiary, issued US$1,500 million 4.25% guaranteed notes due 2021 and US$500 million 5.75% guaranteed notes due 2041. The obligations of CNOOC Finance (2011) Limited in respect of these notes are unconditionally and irrevocably guaranteed by us.

Acquisition

In February 2011, we completed the acquisition of 33.3% interest of undivided interest in Chesapeake’s 800,000 net oil and natural gas leasehold acres in the Niobrara project.  The consideration for the transaction was US$570 million in cash.  In addition, we agreed to fund 66.7% of Chesapeake’s share of drilling and completion costs up to US$697 million, which Chesapeake expects to occur by year-end 2014.

On March 29, 2011, we entered into sale and purchase agreements with Tullow Oil plc for the acquisition of its one third interests in exploration areas 1, 2 and 3A in Uganda. Total consideration of the transaction is approximately US$1.467 billion in cash, subject to closing adjustments. Completion of the transaction is subject to certain terms and conditions, including, among other things, all necessary government and regulatory approvals by the relevant authorities in the Republic of Uganda and the PRC.

Changes of Directors

On April 15, 2011, Mr. Chengyu Fu resigned as Chairman of the Board and Non-executive Director of the Company, with effect on the same day; Mr. Yilin Wang was appointed as Chairman of the Board and Non-executive Director of the Company, with effect on the same day.

ITEM 9.  THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

We listed our shares on the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange in February 2001.  Our shares are listed on the Hong Kong Stock Exchange under the stock code “00883” and our ADSs are listed on the New York Stock Exchange under the symbol “CEO.”  The following table sets forth, for the periods indicated, the high and low closing prices per share, as reported on the Hong Kong Stock Exchange and adjusted retroactively to reflect the stock split, and per ADS, as reported on the New York Stock Exchange.

	Hong Kong Stock Exchange		New York Stock Exchange
Period	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)
2006	7.39	5.25	94.63	67.19
2007	16.92	6.16	216.49	78.18
2008	15.90	4.24	203.00	56.04
2009	12.90	6.08	166.63	76.63
2010	18.48	11.02	238.80	139.83

2009 Financial Quarter
1st Quarter	8.39	6.08	108.50	76.63
2nd Quarter	11.14	7.85	143.93	103.19
3rd Quarter	11.02	8.82	142.30	113.27
4th Quarter	12.90	10.24	166.63	131.15
2010 Financial Quarter
1st Quarter	13.24	11.02	169.73	139.83
2nd Quarter	14.06	11.58	180.95	150.65
3rd Quarter	15.08	12.26	194.30	155.81
4th Quarter	18.48	15.76	238.80	196.39
2011 Financial Quarter
1st Quarter	19.60	16.12	253.04	210.64

Last Six Months
October 2010	16.80	15.76	213.34	196.39
November 2010	18.02	16.48	233.67	214.20
December 2010	18.48	17.00	238.80	224.05
January 2011	19.40	17.20	249.73	220.49
February 2011	17.80	16.12	229.00	210.64
March 2011	19.60	17.24	253.04	217.94

ITEM 10.  ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), or the Hong Kong Companies Ordinance.  Our company registration number in Hong Kong is 685974.  Under section three of our memorandum of association, we have the capacity and the rights, powers and privileges of a natural person and we may also do anything which we are permitted or required to do by any enactment or rule of law.  The following are summaries of provisions of our memorandum and articles of association and the Hong Kong Companies Ordinance.  For further details, you should read our memorandum of association, which was filed as an exhibit to our registration statement on Form F-1 (Registration No.333-10862) and our articles of association, as amended, which is filed as Exhibit 1.1 to this annual report.

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

The PRC

In 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law, and the PRC State Council subsequently issued the Implementation Regulations of the Enterprise Income Tax Law (together, the “New EIT Law”).  On April 22, 2009, the State Administration of Taxation of the PRC (the “SAT”) issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”).

Pursuant to the New EIT Law and the Notice, enterprises established outside of China whose “de facto management bodies” are located in China are considered Chinese Resident Enterprises, or CREs. According to the formal approval from the SAT in October 2010, we are regarded as a CRE pursuant to the provisions of the New EIT Law and the Notice, Accordingly, we will withhold PRC income tax of up to 10%, or a lower rate if tax treaty benefits are available, on dividends we pay to non-resident enterprise holders of our ADSs or ordinary shares.  Dividends we pay to non-resident non-enterprise holders, including individuals, of our ADSs or ordinary shares who hold our ADSs or ordinary shares in the names of non-resident enterprises in the registers of members of our Depositary or share registrar may also be subject to a 10% PRC withholding tax.  The 10% dividend withholding tax rate will not be reduced under the 1984 Agreement between the United States and the People’s Republic of China for the Avoidance of Double Taxation (the “PRC Treaty”).

Currently, gains realized by foreign individual investors upon the sale of overseas-listed shares issued by PRC companies are not subject to tax on capital gains. In accordance with the New EIT Law, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of overseas-listed shares are generally subject to a PRC enterprise income tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions.

Hong Kong

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the shares and ADSs.  Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at a rate of 16.5% on corporations and at a maximum rate of 15% on individuals.  Gains from sales of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong.  Liability for Hong Kong profits tax will therefore arise in respect of trading gains from sales of shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1.00 per HK$1,000 or part thereof on the higher of the consideration for, or the value of, the shares, will be payable by the purchaser on every purchase and by the seller on every sale of shares.  A total of HK$2.00 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving shares.  In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.  The withdrawal of shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit does not result in a change in the beneficial ownership of the shares under Hong Kong law.  The issuance of the ADSs upon the deposit of shares issued directly to the depositary or for the account of the depositary does not incur stamp duty if it does not involve a change of beneficial ownership in the shares.  No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

United States

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of ADSs or shares by U.S. Holders (as defined below), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold such ADSs or shares.  This discussion does not address U.S. state, local and non-U.S. tax consequences.  The discussion applies only to U.S. Holders who hold ADSs or shares as capital assets for U.S. federal income tax purposes and does not address special classes of holders, such as:

•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•	persons holding ADSs or shares as part of a hedge, straddle, conversion, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;
•	persons that own or are deemed to own 10% or more of our voting stock;
•	persons who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

As used herein, a ‘‘U.S. Holder’’ is a beneficial owner of ADSs or shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs should be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss should be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary, or pre-release, or intermediaries in the chain of ownership between holders and the issuer of the securities underlying the American depository shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate holders, described below, could be affected by actions taken by such parties or intermediaries.

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

Subject to applicable limitations, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, are taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. Non-corporate U.S. Holders should consult their own tax advisers to determine whether these favorable rates may apply to dividends they receive from us and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

As described in “—Taxation—The PRC,” according to a formal reply from the SAT in October 2010, we are regarded as a CRE pursuant to the provisions of the New EIT Law and the Notice. Accordingly, dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding taxes.  For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes.  Subject to applicable limitations, any PRC income taxes withheld from dividends on ADSs or shares at a rate not exceeding the rate provided by the PRC Treaty may be creditable against the U.S. Holder’s U.S. federal income tax liability.  PRC taxes withheld in excess of the rate applicable under the PRC Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.  Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010.  In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Pursuant to legislation enacted in 2010, if we are a PFIC in any taxable year, a U.S. Holder may be required to file an annual report with the Internal Revenue Service containing such information as the Treasury Department may require.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Commodity Price Risks

We are exposed to fluctuations in prices of crude oil.  International oil prices are volatile and this volatility has a significant effect on our net sales and profit. We do not hedge market risk resulting from fluctuations in oil prices. See “Item 4—Information on the Company—Business Overview—Overview” and “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our business, revenues and profits fluctuate with changes in oil and gas prices.”

Currency Risk

Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars.  During the ten years prior to 2005, the PRC government’s policy of maintaining a stable exchange rate and China’s ample foreign reserves had contributed to the stability of Renminbi.  On July 21, 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach that is based on market supply and demand and with reference to a basket of currencies.  Renminbi is no longer pegged to U.S. dollars.  From January 1, 2010 to March 31, 2011, Renminbi appreciated approximately 4.1% against U.S. dollar. However, the Chinese government has not yet determined if or when the exchange rate will be deregulated.

Our management has assessed our exposure to foreign currency risk using a sensitivity analysis.  Based on a five percent change in the value of the U.S. dollar occurring on December 31, 2010, the exposure of our results of operations, monetary assets and liabilities and investments in foreign subsidiaries would each be less than 0.8% of our profit for the year.

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

For further information on our currency risk, see “Item 3—Key Information—Risk Factors—Risks Relating to the PRC—Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition.”

Interest Rate Risk

We are exposed to interest rate risk arising from our debts.  An upward fluctuation in interest rates increases the cost of new debt and the cost of servicing our floating rate debt.  We may use interest rate swap transactions, from time to time, to hedge our interest rate exposure when considered appropriate, based on existing and anticipated market conditions.

As of December 31, 2010, the interest rates for 25% of our outstanding debts were fixed.  The term of the weighted average balance was approximately 2.7 years.  A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

As of December 31, 2010, the interest rates for 49.4% of our total outstanding long-term debts were fixed. The following table sets forth additional information about the expected maturity dates of our outstanding long-term debt as of December 31, 2010.

	2011	2012	2013	2014	2015	2016 and after	Total	Fair value as of December 31, 2010
	(Rmb in millions, except percentages)
Long-term loans, including current portion
Fixed rate	152.9	185.2	136.3	103.9	60.2	124.9	763.4	776.7
Average interest rate	5.84%	5.97%	6.21%	6.77%	7.67%	8.25%
Floating rate	4,869.7	787.5	432.3	277.5	309.7	1,912.4	8,589.1	9,410.3
Interest rate	Libor + 0.23%~5.5%	Libor + 0.23%~5.5%	Libor + 0.23%~5.5%	Libor + 0.23%~5.5%	Libor + 0.23%~5.5%	Libor + 0.23%~5.5%
Long-term guaranteed notes, including current portion
Fixed rate	163.4	3,474.8	1,324.5	-	-	2,649.1	7,611.8	8,038.7
Average interest rate	5.93%	5.74%	5.70%	6.09%	6.09%	6.09%

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A. is our Depositary.  The depositary’s office is located at 4 New York Plaza, New York, NY 10004. Each of our ADSs represents 100 shares of par value HK$0.02 per share.

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

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived its fees and expenses, of US$487,846.51 for the year ended December 31, 2010.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2010 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2010 (US$)
NYSE Listing fees	38,000
Investor relations(1)	118,190
Legal expenses	79,091
Broker reimbursements(2)	102,564
Total	337,846

(1) Includes United States depositary receipt training and investor relations expenses for road show in 2009.
(2) Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2010:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2010 (US$)
Fees waived	150,000

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

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2010, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2010 was effective.

(c)           Attestation Report of the Registered Public Accounting Firm

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-4.

(d)           Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert.  Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B.  CODE OF ETHICS

Our Board adopted a code of ethics to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters.  Such code of ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements.  Pursuant to new provisions of the Hong Kong Stock Exchange Listing Rules effective January 1, 2010, we reviewed our code of ethics and adopted the revised code of ethics, or the New Code of Ethics, in August 2010, as part of our continuing efforts to improve our corporate governance standard.

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

We have posted our code of ethics on our website. To request a copy of our code of ethics free of charge, please contact Mr. Cao Yan, our investor relations manager, by email to caoyan@cnooc.com.cn.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountants for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements were Rmb 15.4 million for 2009 and Rmb 17.7 million (US$2.7 million) for 2010.

Audit-Related Fees

The aggregate fees billed for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were Rmb 1.1 million for 2009 and Rmb 1.6 million (US$0.2 million) for 2010.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately Rmb 0.05 million for 2009 and Rmb 0.41 million (US$0.06 million) for 2010.

All Other Fees

The aggregate fees billed for professional services rendered by our principle accountant for risk management advisory services and information systems reviews were Rmb 1.5 million for 2009 and Rmb 0.42 million (US$0.06 million) for 2010.

The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal years 2009 and 2010.

Audit Committee’s pre-approval policies and procedures

Our audit committee under our Board is responsible for the appointment, compensation and oversight of the work of our principal accountant. Our audit committee adopted a policy calling for the audit committee’s pre-approval for the engagement of our principal accountant for audit and permitted non-audit services.  Our Board has also ratified the policy and procedures.  Under this audit committee policy, proposed services may be pre-approved by our audit committee either on an annual basis or on a case-by-case basis.  Appendices to the audit committee policy set forth (1) the audit, audit-related, tax and other services that may be subject to the general annual pre-approval of the audit committee; and (2) a list of prohibited non-audit services.  Our audit committee will periodically review and revise these appendices based on its subsequent determinations.  The audit committee policy also provides for procedures to establish annual fee levels or budgets for pre-approved services and ratios between different categories of pre-approved services.  In addition, the audit committee policy contains provisions that deal with compliance, monitoring, reporting and other related matters.

During 2010, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

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

PART  III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages beginning on page F-1 following Item 19.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit Number	Document

1.1	Articles of Association of the Registrant, as amended in 2009.

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

2.3	Indentures dated January 26, 2011 among CNOOC Finance (2011) Limited, as Issuer, CNOOC Limited, as Guarantor, and The Bank of New York Mellon, as Trustee*.

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

* Pursuant to Instruction 2(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Securities and Exchange Commission.

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

4.21
Property Leasing Agreement dated September 9, 1999 between Overseas Oil & Gas Corporation, Ltd. and China Offshore Oil (Singapore) International Pte Ltd in respect of the residential premises at 10-01 and 17-002 Aquamarine Tower, 50 Bayshore Road, 13-05 Jade Tower, 60 Bayshore Road, Singapore, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

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

4.43	Framework Agreement dated November 1, 2010 with CNOOC (Summary Translation).

8.1	List of Subsidiaries.

10.1
Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).

11.1	Code of Ethics for Directors and Senior Officers, as amended in 2010.

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.

15.1	2010 Reserves Reports of Ryder Scott Company, L.P.

15.2	2010 Reserves Report of Gaffney, Cline & Associates (Consultants) Pte Ltd.

15.3	2010 Reserves Report of RPS.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

	By:	/s/ Yongzhi Jiang
Name: Yongzhi Jiang
Title: Joint Company Secretary
Date: April 29, 2011

CNOOC LIMITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated statements of financial position of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards as issued by the Hong Kong Institute of Certified Public Accountants.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on criteria established on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2011 expressed an unqualified opinion thereon.

/S/ Ernst & Young
Certified Public Accountants

Hong Kong
March 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited CNOOC Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CNOOC Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, CNOOC Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of CNOOC Limited as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2010 of CNOOC Limited and our report dated March 23, 2011 expressed an unqualified opinion thereon.

/S/ Ernst & Young
Certified Public Accountants

Hong Kong
March 23, 2011

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

		2008	2009	2010	2010
	Notes	RMB’000	RMB’000	RMB’000	US$’000
REVENUE
Oil and gas sales	6	100,831,333	83,914,379	149,118,670	22,593,738
Marketing revenues		22,966,752	20,751,961	32,445,867	4,916,040
Other income		2,179,297	528,737	1,488,548	225,538

		125,977,382	105,195,077	183,053,085	27,735,316

EXPENSES
Operating expenses		(9,990,368)	(12,490,363)	(16,204,099)	(2,455,167)
Taxes other than income tax	12 (ii)	(5,149,698)	(3,888,641)	(8,204,043)	(1,243,037)
Exploration expenses		(3,409,546)	(3,233,683)	(5,579,864)	(845,434)
Depreciation, depletion and amortization	8	(10,057,665)	(15,942,902)	(27,687,095)	(4,195,014)
Special oil gain levy	7	(16,238,234)	(6,357,304)	(17,705,577)	(2,682,663)
Impairment and provision	20, 21	(1,541,458)	(6,903)	(26,536)	(4,021)
Crude oil and product purchases		(22,675,049)	(20,455,217)	(32,236,448)	(4,884,310)
Selling and administrative expenses		(1,742,597)	(2,263,957)	(3,062,608)	(464,031)
Others		(1,307,613)	(231,527)	(941,467)	(142,647)

		(72,112,228)	(64,870,497)	(111,647,737)	(16,916,324)

PROFIT FROM OPERATING ACTIVITIES		53,865,154	40,324,580	71,405,348	10,818,992

Interest income	8	1,091,024	638,252	703,849	106,644
Finance costs	9	(415,271)	(534,539)	(1,222,023)	(185,155)
Exchange gains, net	8	2,551,260	53,799	994,795	150,727
Investment income	8	475,925	199,925	427,491	64,771
Share of profits of associates		374,111	173,459	198,854	30,129
Non-operating income/(expenses), net		(61,917)	(34,385)	141,677	21,466

PROFIT BEFORE TAX	8	57,880,286	40,821,091	72,649,991	11,007,574
Income tax expense	12(i)	(13,505,032)	(11,335,516)	(18,240,443)	(2,763,703)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		44,375,254	29,485,575	54,409,548	8,243,871

OTHER COMPREHENSIVE INCOME/(LOSS)
Exchange differences on translation of foreign operations		(5,074,423)	(158,312)	(2,496,081)	(378,194)
Net gain/(loss) on available-for-sale financial assets, net of tax	19	10,310	(73,736)	5,590,380	847,027
Share of other comprehensive income of associates		4,316	6,979	2,752	417

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR, NET OF TAX		(5,059,797)	(225,069)	3,097,051	469,250

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS		39,315,457	29,260,506	57,506,599	8,713,121

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	14	RMB0.99	RMB0.66	RMB1.22	US$0.18
Diluted	14	RMB0.99	RMB0.66	RMB1.21	US$0.18

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2009 AND 2010

		2009	2010	2010
	Notes	RMB’000	RMB’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	15	165,319,871	212,330,626	32,171,307
Intangible assets and goodwill	16	1,230,127	3,022,201	457,909
Investments in associates	17	1,726,806	1,781,090	269,862
Available-for-sale financial assets	19, 33	3,119,955	8,703,726	1,318,746
Other non-current assets		-	1,435,781	217,543

Total non-current assets		171,396,759	227,273,424	34,435,367

CURRENT ASSETS
Inventories and supplies	20	3,145,855	4,076,296	617,621
Trade receivables	21	6,397,601	10,865,442	1,646,279
Due from related companies		6,952,572	9,548,246	1,446,704
Held-to-maturity financial assets		-	3,040,200	460,636
Available-for-sale financial assets	19, 33	8,582,364	18,939,974	2,869,693
Other current assets		2,308,035	2,636,015	399,396
Time deposits with maturity over three months	22	20,870,000	11,975,623	1,814,488
Cash and cash equivalents	22	22,615,037	39,571,023	5,995,610

Total current assets		70,871,464	100,652,819	15,250,427

CURRENT LIABILITIES
Loans and borrowings	25	122,092	21,630,674	3,277,375
Trade and accrued payables	23	7,544,830	10,222,389	1,548,847
Due to the parent company		368,464	306,637	46,460
Due to related companies		8,062,810	8,328,088	1,261,832
Other payables and accrued liabilities	24	9,405,093	17,853,579	2,705,087
Taxes payable		5,538,661	11,068,719	1,677,079

Total current liabilities		31,041,950	69,410,086	10,516,680

NET CURRENT ASSETS		39,829,514	31,242,733	4,733,747

TOTAL ASSETS LESS CURRENT LIABILITIES		211,226,273	258,516,157	39,169,114

NON-CURRENT LIABILITIES
Loans and borrowings	25	18,570,061	11,716,049	1,775,159
Provision for dismantlement	26	11,281,089	16,026,805	2,428,304
Deferred tax liabilities	12(i)	7,439,620	13,122,064	1,988,191
Other non-current liabilities		-	1,885,292	285,650

Total non-current liabilities		37,290,770	42,750,210	6,477,304

Net assets		173,935,503	215,765,947	32,691,810

EQUITY
Equity attributable to owners of the parent
Issued capital	27	949,299	949,299	143,833
Reserves	28	172,986,204	214,816,648	32,547,977

Total equity		173,935,503	215,765,947	32,691,810

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves		Retained earnings	Proposed final dividend		Total
	RMB’000	RMB’000		RMB’000	RMB’000		RMB’000		RMB’000	RMB’000		RMB’000

At January 1, 2008	942,541	41,043,786		(5,632,454)	20,000,000		4,848,022		66,060,398	7,052,445		134,314,738

Total comprehensive income for the year	-	-		(5,074,423)	-		14,626		44,375,254	-		39,315,457

2007 final dividend	-	-		-	-		-		230,915	(7,052,445)		(6,821,530)
2008 interim dividend	-	-		-	-		-		(7,830,243)	-		(7,830,243)
Proposed 2008 final dividend	-	-		-	-		-		(7,878,753)	7,878,753		-
Conversion from bonds**	6,732	1,080,461		-	-		-		-	-		1,087,193
Excercise of share options	26	4,848		-	-		-		-	-		4,874
Equity-settled share option expense	-	-		-	-		167,219		-	-		167,219
Appropriation and utilization of safety fund, net	-	-		-	-		33,831		(33,831)	-		-

At December 31, 2008	949,299	42,129,095	*	(10,706,877)*	20,000,000	*	5,063,698	*	94,923,740 *	7,878,753	*	160,237,708

At January 1, 2009	949,299	42,129,095		(10,706,877)	20,000,000		5,063,698		94,923,740	7,878,753		160,237,708

Total comprehensive income for the year	-	-		(158,312)	-		(66,757)		29,485,575	-		29,260,506

2008 final dividend	-	-		-	-		-		5,360	(7,878,753)		(7,873,393)
2009 interim dividend	-	-		-	-		-		(7,873,661)	-		(7,873,661)
Proposed 2009 final dividend	-	-		-	-		-		(7,855,526)	7,855,526		-
Equity-settled share option expense	-	-		-	-		184,343		-	-		184,343
Appropriation and utiliazation of safety fund, net	-	-		-	-		(8,679)		8,679	-		-

At December 31, 2009	949,299	42,129,095	*	(10,865,189)*	20,000,000	*	5,172,605	*	108,694,167 *	7,855,526	*	173,935,503

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves		Retained earnings	Proposed final dividend		Total
	RMB’000	RMB’000		RMB’000	RMB’000		RMB’000		RMB’000	RMB’000		RMB’000

At January 1, 2010	949,299	42,129,095		(10,865,189)	20,000,000		5,172,605		108,694,167	7,855,526		173,935,503

Total comprehensive income for the year	-	-		(2,496,081)	-		5,593,132		54,409,548	-		57,506,599

2009 final dividend	-	-		-	-		-		61,733	(7,855,526)		(7,793,793)
2010 interim dividend	-	-		-	-		-		(8,099,995)	-		(8,099,995)
Proposed 2010 final dividend	-	-		-	-		-		(9,421,069)	9,421,069		-
Equity-settled share option expense	-	-		-	-		217,633		-	-		217,633
Appropriation and utilization of safety fund, net	-	-		-	-		(11,659)		11,659	-		-

At December 31, 2010	949,299	42,129,095	*	(13,361,270)*	20,000,000	*	10,971,711	*	145,656,043 *	9,421,069	*	215,765,947

*	These reserve accounts comprise the consolidated reserves of approximately RMB214,816,648,000 (2009: RMB172,986,204,000, 2008: RMB159,288,409,000) in the consolidated statements of financial position.

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

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

		2008	2009	2010	2010
	Notes	RMB’000	RMB’000	RMB’000	US$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	31	67,932,458	58,384,839	98,745,419	14,961,427
Income taxes paid		(15,442,948)	(8,760,638)	(15,247,173)	(2,310,178)

Net cash generated from operating activities		52,489,510	49,624,201	83,498,246	12,651,249

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(1,003,702)	(1,016,821)	(11,308,667)	(1,713,434)
Additions of property, plant and equipment		(33,068,113)	(39,183,023)	(29,427,169)	(4,458,662)
Additions of intangible assets		(93,317)	(193,258)	(84,892)	(12,862)
Acquisition of interest in a jointly-controlled entity	4(i)	-	-	(20,760,607)	(3,145,547)
Decrease/(increase) in time deposits with maturity over three months		(14,100,000)	430,000	8,894,377	1,347,633
Proceeds from disposal of non-current assets held for sale		1,552,228	-	-	-
Dividends received from associates		624,271	238,787	147,322	22,322
Interest received		1,091,024	764,804	598,392	90,665
Investment income received		75,881	22,382	309,864	46,949
Purchases of long term available-for-sale financial assets		-	(1,572,415)	-	-
Purchases of current available-for-sale financial assets		(6,490,784)	(6,080,000)	(32,129,000)	(4,868,030)
Proceeds from sale of current available-for-sale financial assets		1,920,283	9,257,081	21,881,807	3,315,425
Purchase of held-to-maturity financial assets		-	(3,000,000)	(6,351,100)	(962,288)
Proceeds from disposal of held-to-maturity financial assets		3,000,000	3,000,000	3,310,900	501,652
Proceeds from disposal of property, plant and equipment		756,846	25,439	118,760	17,994

Net cash flows used in investing activities		(45,735,383)	(37,307,024)	(64,800,013)	(9,818,183)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial notes		-	-	677,540	102,658
Proceeds from bank loans		4,803,807	5,306,969	17,245,649	2,612,977
Repayment of bank loans		(249,903)	(500,000)	(4,303,789)	(652,089)
Dividends paid		(14,651,773)	(14,175,349)	(14,389,805)	(2,180,273)
Interest paid		(36,044)	(34,907)	(513,785)	(77,846)
Proceeds from exercise of share options		4,874	-	-	-

Net cash flows used in financing activities		(10,129,039)	(9,403,287)	(1,284,190)	(194,573)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(3,374,912)	2,913,890	17,414,043	2,638,493
Cash and cash equivalents at beginning of year		23,356,569	19,761,618	22,615,037	3,426,521
Effect of foreign exchange rate changes, net		(220,039)	(60,471)	(458,057)	(69,404)

CASH AND CASH EQUIVALENTS AT END OF YEAR	22	19,761,618	22,615,037	39,571,023	5,995,610

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

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC September 15, 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC
CNOOC International Limited	British Virgin Islands August 23, 1999	US$2	100%	Investment holding
China Offshore Oil (Singapore) International Pte Ltd	Singapore May 14, 1993	SG$3 million	100%	Sale and marketing of petroleum products outside the PRC
CNOOC Finance (2002) Limited	British Virgin Islands January 24, 2002	US$1,000	100%	Bond issuance
CNOOC Finance (2003) Limited	British Virgin Islands April 2, 2003	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands December 31, 2010	US$1,000	100%	Bond issuance

Indirectly held subsidiaries*:
Malacca Petroleum Limited	Bermuda November 2, 1995	US$12,000	100%	Petroleum exploration, development and production in Indonesia
OOGC America, Inc.	State of Delaware, United States of America August 28, 1997	US$1,000	100%	Investment holding
OOGC Malacca Limited	Bermuda November 23, 1995	US$12,000	100%	Petroleum exploration, development and production in Indonesia
CNOOC Southeast Asia Limited	Bermuda May 16, 1997	US$12,000	100%	Investment holding
CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC SES Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Poleng Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries* (continued):
CNOOC Madura Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore October 8, 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC Muturi Limited	Isle of Man February 8, 1996	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia

CNOOC Exploration & Production Nigeria Limited	Nigeria January 6, 2006	Naira10 million	100%	Petroleum exploration, development and production in Africa

*	Indirectly held through CNOOC International Limited.

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

The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that are first effective for the current accounting year commencing January 1, 2010 or later but available for early adoption. The equivalent new and revised HKFRSs and HKFRS Interpretations consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(a)	Standards, revisions and amendments to IFRSs and HKFRSs which are applicable to the Group, and have been adopted for the first time for the current year’s financial statements:

IFRS 3/HKFRS 3 (Revised) – Business Combinations

IFRS 3/HKFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring on or after January 1, 2010. Changes affect the valuation of non-controlling interests, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. The adoption of the revised standard has no significant impact on the Group.

IAS 27/HKAS 27 (Amended) – Consolidated and Separate Financial Statements

IAS 27/HKAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. The Group has not entered into a transaction that involved a change in the ownership interest of a subsidiary (without loss of control) and, therefore, the adoption of the Amendments did not have any impact on its consolidated and separate financial statement.

The changes introduced by the above revised standards have been applied prospectively.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(b)
Standards, amendments and revisions which are applicable to the Group, and that are effective for accounting periods beginning on or after January 1, 2011, and will only be adopted by the Group upon or after their respective effective dates:

IFRS 9/HKFRS 9 - Financial Instruments: Classification and Measurement

IFRS 9/HKFRS 9 issued in November 2009 is the first part of Phase I of a comprehensive project to entirely replace IAS 39/HKAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9/HKFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39/HKAS 39. The approach in IFRS 9/HKFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. This new standard will become effective on January 1, 2013. The adoption of the first phase of IFRS 9/HKFRS 9 will have an effect on the classification and measurement of the Group’s financial assets. The Group has not yet determined the extent of the impact of IFRS 9/HKFRS 9.

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

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued Improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to removing inconsistencies and clarifying wording. The adoption of those amendments upon their effective dates in 2010 did not have any impact on the accounting policies, financial position or performance of the Group. While the adoption of some of the amendments when they will become effective after January 1, 2011 may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. Besides, the Group has also considered all other IFRICs/HKFRICs issued and they are unlikely to have any financial impact on the Group.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2010.

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

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is classified as an asset or liability, will be recognized in accordance with IAS 39/HKAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured and its subsequent settlement shall be accounted for within equity.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference, after measurement, is recognized in profit or loss.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and goodwill（continued）

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The Group performs its impairment test at each reporting date. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Business combinations prior to January 1, 2010 but after January 1, 2005

In comparison to the above-mentioned requirements which were applied on a prospective basis, the following difference applied to business combinations prior to January 1, 2010:

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest was measured at the proportionate share of the acquiree’s identifiable net assets.

Contingent consideration was recognized if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognized as part of goodwill.

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Associates (continued)

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

CNOOC LIMITED
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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

(a)	Oil and gas properties (continued)
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

Intangible assets (other than goodwill)
Intangible assets with finite lives are carried at cost, less accumulated amortization and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Such intangible assets except for gas processing rights, are amortized on a straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible asset regarding the gas processing rights has been amortized upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding software have been amortized on a straight-line basis over three to five years.

CNOOC LIMITED
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

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases or sales) are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset.

Subsequent measurement
The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationship as defined by IAS 39/HKAS 39. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in “Finance income” or ”Finance costs” in the statement of comprehensive income.

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement (continued)

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

(a)	Assets carried at amortized cost (continued)
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

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortized cost. Impairment losses on equity instruments are not reversed through the consolidated statement of comprehensive income; increases in their fair value after impairments are recognized directly in equity. Impairment losses on debt instruments are reversed through the consolidated statement of comprehensive income, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognized directly in the other comprehensive income.

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

CNOOC LIMITED
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

Financial guarantee contracts
A financial guarantee contract is recognized initially at its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions (continued)

(b)	Dismantlement liability
Dismantlement liability is recognized when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related property, plant and equipment. The amount recognized is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

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

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

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

As at December 31, 2010, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries have not been recognized, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

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

CNOOC LIMITED
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

No equity-settled award was modified or cancelled during the years ended December 31, 2010 and 2009.

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs
Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

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

The functional currencies of certain entities within the Group are currencies other than RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in profit or loss.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease terms.

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

CNOOC LIMITED
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

Pursuant to the amendments to oil and gas reserve estimation requirements under US Securities and Exchange Commission's final rules on "Modernization of Oil and Gas Reporting", which became effective for accounting periods ended on or after December 31, 2009, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves. Year-end prices were used for the estimation in the accounting periods ended before December 31, 2009. However, it is not operational and cost-practical for management to estimate the effect of such change in accounting estimate precisely.

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
Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgements, estimates and assumptions (continued)

(e)	Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company's domicile.

4.	ACQUISITIONS AND OTHER VENTURES

(i)
On March 13, 2010, CNOOC International Limited (“CNOOC International”), a wholly-owned subsidiary of the Company, entered into agreements with Bridas Energy Holdings Ltd. (“BEH”) to form a 50:50 joint venture in Bridas Corporation, formerly a wholly-owned subsidiary of BEH, for cash consideration of approximately US$3.1 billion. This transaction is aligned with the Company’s growth strategy by expanding its reach into Latin America and establishes a foundation for future growth in the region and other countries. Bridas Corporation, through its affiliates (including a 40% interest in Pan American Energy LLC, “PAE”) has oil and gas exploration and production activities in Argentina, Bolivia and Chile. On May 4, 2010, the Company completed its acquisition at a total consideration of US$3.1 billion.

The Group accounts for its investment in Bridas Corporation using the proportionate consolidation method.

The fair values of the identifiable assets and liabilities of Bridas Corporation attributable to the Group's 50% interest as at the date of acquisition are as follows:

Fair value recognized on acquisition
RMB’000
Property, plant and equipment	26,596,053
Other non-current assets	1,514,508
Trade receivables	472,653
Other current assets	141,713
Cash and bank balances	497,228

Trade payables	(430,057)
Taxes payable	(479,752)
Other current liabilities	(19,387)
Loans and borrowings	(1,954,916)
Deferred tax liabilities	(6,640,853)
Other non-current liabilities	(371,078)
19,326,112
Goodwill on acquisition	1,931,723

Satisfied by cash	21,257,835

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER VENTURES (continued)

(i)	(continued)

The fair values disclosed above are provisional subject to finalisation of valuation for the identifiable assets and liabilities. The review of the fair value of the assets and liabilities acquired will be completed within 12 months after the acquisition date.

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000
Cash consideration	21,257,835
Cash and bank balances acquired	(497,228)

Net outflow of cash and cash equivalents in respect of the acquisition	20,760,607

Since its acquisition, Bridas Corporation contributed RMB3,060,317,000 to the Group’s turnover and RMB202,832,000 to the consolidated profit for the year.

If the acquisition had taken place at the beginning of the year, the contribution of Bridas Corporation to the revenue from continuing operations of the Group and the profit of the Group for the year would have been RMB4,511,896,000 and RMB383,170,000, respectively.

(ii)
The Company and BEH, through Bridas Corporation, entered into a share purchase agreement with BP PLC (“BP”) on November 28, 2010, pursuant to which Bridas Corporation will acquire a 60% equity interest in PAE from BP for a consideration of approximately US$7.06 billion. The acquisition excludes PAE’s assets in Bolivia.

CNOOC International and BEH have agreed to contribute an aggregate amount of approximately US$4.94 billion to Bridas Corporation, to finance 70% of the consideration of the acquisition. The contribution will be made in equal amounts, i.e. approximately US$2.47 billion, by each of CNOOC International and BEH. The remaining 30% of the consideration, or approximately US$2.12 billion, will be satisfied by third party loans to be arranged by Bridas Corporation and/or additional contributions from CNOOC International and BEH.

Completion of the acquisition is conditional on, amongst others, all necessary governmented and regulatory approvals, and is expected to take place in the first half of 2011.

(iii)
On April 30, 2010, CNOOC China Limited, a wholly-owned subsidiary of the Company, signed a sales and purchase agreement to acquire an additional 24.5% participating interest in Block 15/34 from Devon Energy Corporation (“Devon”) for a cash consideration of US$515 million. On June 18, 2010, the Company completed its acquisition. Block 15/34 is located in the Pearl River Mouth Basin of South China Sea.

The Company is the operator of the block. Upon completion, the Company increased its participating interest to 75.5%.

(iv)
On May 17, 2010, CNOOC International, Türkiye Petrolleri A.O. (“TPAO”) and Iraqi Drilling Company (“IDC”) (collectively, the “Contractors”) entered into a Technical Service Contract (“TSC”) for the Missan oil fields in Iraq. The Contractors are engaged to achieve stipulated production targets through improved and enhanced recovery measures. The TSC provides for a cost recovery mechanism and remuneration fee on incremental production. The TSC has a contract term of 20 years, with an option to extend for additional five years with relevant approval.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER VENTURES (continued)

(iv)	(continued)

CNOOC International will act as the lead contractor and hold a 63.75% participating interest while TPAO will hold 11.25%. IDC will hold the remaining 25% participating interest. As a state partner, IDC will be entitled to receive a 25% participating interest of remuneration fee without paying any expenditure.

(v)
On October 10, 2010, CNOOC International through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake Energy Corporation (“Chesapeake”), to purchase a 33.3% undivided interest in Chesapeake’s Eagle Ford Shale project in Texas with a cash consideration of approximately US$1.08 billion plus an upward adjustment of US$40 million plaid on closing. In addition, CNOOC International has agreed to fund 75% of Chesapeake’s share of development costs in the project until an additional US$1.08 billion has been paid. The deal was closed on November 15, 2010.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION

(a)	Operating segments

The Group is organized on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations (in which the Group owns 100% participating interest), operations under production sharing contracts or other joint arrangements and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The following table presents the segment financial information for the Group’s operating segments for the years ended December 31, 2008, 2009 and 2010.

	Independent operations			Production sharing contracts / Other joint arrangements			Trading business			Corporate			Eliminations			Consolidated
	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Sales to external customers:
Oil and gas sales	53,058,086	44,314,655	85,425,181	47,773,247	39,599,724	63,693,489	-	-	-	-	-	-	-	-	-	100,831,333	83,914,379	149,118,670
Marketing revenues	-	-	-	-	-	-	22,966,752	20,751,961	32,445,867	-	-	-	-	-	-	22,966,752	20,751,961	32,445,867
Intersegment revenues	1,035,292	102,278	-	6,787,259	8,828,793	17,638,325	-	-	-	-	-	-	(7,822,551)	(8,931,071)	(17,638,325)	-	-	-
Other income	588,948	239,721	490,838	1,459,239	169,967	868,359	-	-	-	131,110	119,049	129,351	-	-	-	2,179,297	528,737	1,488,548

Total	54,682,326	44,656,654	85,916,019	56,019,745	48,598,484	82,200,173	22,966,752	20,751,961	32,445,867	131,110	119,049	129,351	(7,822,551)	(8,931,071)	(17,638,325)	125,977,382	105,195,077	183,053,085

Segment results
Operating expenses	(4,543,039)	(6,184,270)	(7,775,179)	(5,447,329)	(6,306,093)	(8,428,920)	-	-	-	-	-	-	-	-	-	(9,990,368)	(12,490,363)	(16,204,099)
Taxes other than income tax	(2,769,550)	(2,245,181)	(4,434,340)	(2,380,148)	(1,643,460)	(3,769,703)	-	-	-	-	-	-	-	-	-	(5,149,698)	(3,888,641)	(8,204,043)
Exploration expense	(2,534,409)	(2,400,933)	(4,120,482)	(875,137)	(832,750)	(1,459,382)	-	-	-	-	-	-	-	-	-	(3,409,546)	(3,233,683)	(5,579,864)
Depreciation, depletion and amortization	(5,223,311)	(6,845,081)	(12,833,219)	(4,834,354)	(9,097,821)	(14,853,876)	-	-	-	-	-	-	-	-	-	(10,057,665)	(15,942,902)	(27,687,095)
Special oil gain levy	(9,135,879)	(4,039,689)	(12,047,825)	(7,102,355)	(2,317,615)	(5,657,752)	-	-	-	-	-	-	-	-	-	(16,238,234)	(6,357,304)	(17,705,577)
Impairment and provision	(5,425)	(7,265)	(26,941)	(1,536,033)	362	405	-	-	-	-	-	-	-	-	-	(1,541,458)	(6,903)	(26,536)
Crude oil and product purchases	-	-	-	-	-	-	(22,675,049)	(20,455,217)	(32,236,448)	-	-	-	-	-	-	(22,675,049)	(20,455,217)	(32,236,448)
Selling and administrative expenses	(67,069)	(32,858)	(122,101)	(404,058)	(989,237)	(1,290,249)	-	-	-	(1,271,470)	(1,241,862)	(1,650,258)	-	-	-	(1,742,597)	(2,263,957)	(3,062,608)
Others	(1,136,879)	-	(533,432)	(119,309)	(206,896)	(280,199)	-	-	-	(51,425)	(24,631)	(127,836)	-	-	-	(1,307,613)	(231,527)	(941,467)
Interest income	-	-	-	948	4,689	113,471	-	-	-	1,090,076	633,563	590,378	-	-	-	1,091,024	638,252	703,849
Finance costs	(225,337)	(295,777)	(502,041)	(181,001)	(211,432)	(518,374)	-	-	-	(8,933)	(27,330)	(201,608)	-	-	-	(415,271)	(534,539)	(1,222,023)
Exchange gains/(losses), net	360	-	-	(46,062)	25,434	34,189	-	-	-	2,596,962	28,365	960,606	-	-	-	2,551,260	53,799	994,795
Investment income	-	-	-	-	-	-	-	-	-	475,925	199,925	427,491	-	-	-	475,925	199,925	427,491
Share of profits of associates	-	-	-	-	-	-	-	-	-	374,111	173,459	198,854	-	-	-	374,111	173,459	198,854
Non-operating income/(expenses), net	-	-	-	-	-	-	-	-	-	(61,917)	(34,385)	141,677	-	-	-	(61,917)	(34,385)	141,677
Income tax expense	-	-	-	-	-	-	-	-	-	(13,505,032)	(11,335,516)	(18,240,443)	-	-	-	(13,505,032)	(11,335,516)	(18,240,443)

Segment profit for the year	29,041,788	22,605,600	43,520,459	33,094,907	27,023,665	46,089,783	291,703	296,744	209,419	(10,230,593)	(11,509,363)	(17,771,788)	(7,822,551)	(8,931,071)	(17,638,325)	44,375,254	29,485,575	54,409,548

Other segment information
Segment assets	59,570,546	83,722,039	93,405,225	98,263,175	112,632,892	171,417,568	671,307	2,202,254	3,159,646	46,378,831	41,984,232	58,162,714	-	-	-	204,883,859	240,541,417	326,145,153
Investments in associates	-	-	-	-	-	-	-	-	-	1,785,155	1,726,806	1,781,090	-	-	-	1,785,155	1,726,806	1,781,090

Total assets	59,570,546	83,722,039	93,405,225	98,263,175	112,632,892	171,417,568	671,307	2,202,254	3,159,646	48,163,986	43,711,038	59,943,804	-	-	-	206,669,014	242,268,223	327,926,243

Segment liabilities	(11,897,451)	(16,557,308)	(20,740,249)	(19,979,928)	(31,698,358)	(65,916,382)	(284,690)	(428,178)	(1,357,630)	(14,269,237)	(19,648,876)	(24,146,035)	-	-	-	(46,431,306)	(68,332,720)	(112,160,296)

Total liabilities	(11,897,451)	(16,557,308)	(20,740,249)	(19,979,928)	(31,698,358)	(65,916,382)	(284,690)	(428,178)	(1,357,630)	(14,269,237)	(19,648,876)	(24,146,035)	-	-	-	(46,431,306)	(68,332,720)	(112,160,296)

Capital expenditures	19,444,927	30,415,023	24,707,475	17,808,777	13,251,396	54,392,838	-	-	1,334	146,318	41,358	91,964	-	-	-	37,400,022	43,707,777	79,193,611

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development and production of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Argentina, the United States of America, Canada and Singapore.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical information is presented for revenues from external customers as over 73% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets and capital expenditure information for the Group’s geographical information for the years ended December 31, 2008, 2009 and 2010.

	PRC			Asia excluding PRC			Oceania			Africa			North America			South America			Consolidation and elimination			Total
	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-current assets	91,074,990	115,498,324	126,562,393	13,889,189	14,471,808	13,008,029	3,388,331	3,117,455	2,782,040	33,009,769	33,901,366	30,817,872	-	1,301,173	16,526,562	-	-	28,885,677	(13,343)	(13,322)	(12,875)	141,348,936	168,276,804	218,569,698
Capital expenditures	26,671,778	36,881,164	31,938,380	4,314,306	1,891,349	1,788,516	252,003	444,104	-	6,161,935	3,163,512	2,539,979	-	1,327,648	15,640,517	-	-	27,286,219	-	-	-	37,400,022	43,707,777	79,193,611

The information on non-current assets above is based on the location of assets and excludes financial instruments.

(c)	Information about a major customer

The current year revenue of approximately RMB34,383,928,000 (2009: RMB24,332,653,000, 2008: RMB46,482,906,000) was derived from sales by the independent operations and production sharing contracts segments to a single customer, including sales to a group of entities which are known to be under common control with that customer.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

6.	OIL AND GAS SALES

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Gross sales	105,643,389	87,762,658	155,872,376
Less: Royalties	(845,543)	(1,463,385)	(3,523,914)
PRC government’s share of oil	(3,966,513)	(2,384,894)	(3,229,792)

Oil and gas sales	100,831,333	83,914,379	149,118,670

7.	SPECIAL OIL GAIN LEVY

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

8.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Crediting:
Interest income on bank deposits	(1,091,024)	(638,252)	(703,849)
Exchange gains, net	(2,551,260)	(53,799)	(994,795)

Investment income:
– Net gain from available-for-sale financial assets	(475,925)	(199,925)	(425,037)
– Net gain from held-to-maturity financial assets	-	-	(2,454)

	(475,925)	(199,925)	(427,491)

Charging:
Auditors’ remuneration:
– Audit fee	23,424	15,447	17,674
– Other fees	1,707	2,619	2,468

	25,131	18,066	20,142

Employee benefit expense (including directors’ remuneration (note 10)):
– Wages, salaries and allowances	837,817	952,319	1,580,704
– Labour costs paid to contractors	1,521,710	1,696,767	2,190,133
– Equity-settled share option expenses	167,219	184,343	217,633

	2,526,746	2,833,429	3,988,470

Depreciation, depletion and amortization:
– Property, plant and equipment	10,238,038	15,819,121	27,886,422
– Intangible assets	139,017	167,776	195,203
Less: net amount capitalized	(319,390)	(43,995)	(394,530)

	10,057,665	15,942,902	27,687,095

Operating lease rentals:
– Office properties	111,508	127,008	128,111
– Equipment	1,237,954	1,653,464	1,819,079

	1,349,462	1,780,472	1,947,190

Loss/(gain) on disposal of property, plant and equipment	274,537	(1,564)	65,192
Repairs and maintenance	1,822,773	1,846,688	2,985,135
Research and development costs	507,078	539,233	823,448
Provision for inventory obsolescence	5,374	6,955	26,381

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

9.	FINANCE COSTS

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Interest on bank loans
which are repayable within five years	107,853	87,394	356,529
Interest on other loans (including convertible bonds)	416,265	386,838	383,604
Other borrowing costs	35,932	33,593	34,059

Total borrowing costs	560,050	507,825	774,192

Less: Amount capitalized in property, plant and equipment (note 15)	(524,006)	(439,850)	(394,492)

	36,044	67,975	379,700
Other finance costs:
Unwinding of discount on provision for dismantlement (note 26)	379,227	466,439	762,394
Other	–	125	79,929

	415,271	534,539	1,222,023

The interest rates used to determine the amount of related borrowing costs for capitalization varied from 4.1% to 6.375% (2009: from 4.1% to 6.375%, 2008: from 4.1% to 6.375%) per annum during the year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

10.	DIRECTORS’ REMUNERATION

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during	Share option
	Fees (1)	in kind (1)	bonuses	contributions	the year	benefits (13)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2010
Executive directors:
Yang Hua (5)	828	2,607	2,004	81	5,520	4,732
Li Fanrong (3)	483	807	576	26	1,892	-
Wu Guangqi	828	1,298	663	77	2,866	4,011

Subtotal	2,139	4,712	3,243	184	10,278	8,743

Non-executive directors:
Fu Chengyu (4)	828	1,988	1,704	58	4,578	8,728
Zhou Shouwei (9)	924	-	-	-	924	5,360
Cao Xinghe (2)	345	-	-	-	345	-
Wu Zhenfang	828	-	-	-	828	3,969

Subtotal	2,925	1,988	1,704	58	6,675	18,057

Independent non-executive
directors:
Edgar W. K. Cheng (6)	-	-	-	-	-	-
Chiu Sung Hong	924	-	-	-	924	-
Lawrence J. Lau (7)	414	-	-	-	414	-
Tse Hau Yin, Aloysius	959	-	-	-	959	-
Wang Tao (8)	-	-	-	-	-	-

Subtotal	2,297	-	-	-	2,297	-

Total	7,361	6,700	4,947	242	19,250	26,800

2009
Executive directors:
Fu Chengyu	837	3,014	-	87	3,938	6,489
Yang Hua	837	2,415	-	79	3,331	2,982
Wu Guangqi	837	1,311	-	78	2,226	2,982

Subtotal	2,511	6,740	-	244	9,495	12,453

Non-executive directors:
Luo Han (10)	233	-	-	-	233	-
Cao Xinghe	837	-	-	-	837	2,982
Wu Zhenfang	837	-	-	-	837	2,982
Zhou Shouwei (9)	910	611	-	20	1,541	4,553

Subtotal	2,817	611	-	20	3,448	10,517

Independent non-executive
directors:
Edgar W. K. Cheng (6)	-	-	-	-	-	-
Chiu Sung Hong	934	-	-	-	934	-
Lawrence J. Lau (7)	-	-	-	-	-	-
Tse Hau Yin, Aloysius	969	-	-	-	969	-
Wang Tao	419	-	-	-	419	-

Subtotal	2,322	-	-	-	2,322	-

Total	7,650	7,351	-	264	15,265	22,970

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

10.	DIRECTORS’ REMUNERATION (continued)

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during	Share option
	Fees (1)	in kind (1)	bonuses	contributions	the year	benefits
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2008
Executive directors:
Fu Chengyu	847	3,051	2,616	88	6,602	5,445
Zhou Shouwei	847	2,475	1,766	79	5,167	3,817
Yang Hua	847	2,349	1,665	77	4,938	2,503
Wu Guangqi	847	1,327	678	78	2,930	2,503
Subtotal	3,388	9,202	6,725	322	19,637	14,268

Non-executive directors
Luo Han	945	-	-	-	945	2,503
Cao Xinghe	847	-	-	-	847	2,124
Wu Zhenfang	847	-	-	-	847	2,124

Subtotal	2,639	-	-	-	2,639	6,751

Independent non-executive
directors:
Edgar W. K. Cheng (6)	-	-	-	-	-	-
Chiu Sung Hong	945	-	-	-	945	-
Evert Henkes (11)	424	-	-	-	424	-
Lawrence J. Lau (7)	-	-	-	-	-	-
Tse Hau Yin, Aloysius	981	-	-	-	981	-
Wang Tao (12)	502	-	-	-	502	-

Subtotal	2,852	-	-	-	2,852	-

Total	8,879	9,202	6,725	322	25,128	21,019

Notes:

(1)	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	Mr. Cao Xinghe retired as a non-executive director of the Company with effect from May 24, 2010.

(3)	Mr. Li Fanrong was appointed as a non-executive director with effect from May 24, 2010 and was re-designated to executive director with effect from September 16, 2010.

(4)	Mr. Fu Chengyu was re-designated from executive director to non-executive director with effect from September 16, 2010.

(5)	Mr. Yang Hua was appointed as the Vice Chairman of the Board of Directors of the Company with effect from September 16, 2010.

(6)	Dr. Edgar W. K. Cheng has voluntarily waived his remuneration as director in 2008, 2009 and 2010.

(7)	Professor Lawrence J. Lau has voluntarily waived his remuneration as director from January to June in 2010 and has voluntarily waived his remuneration as director in 2008 and 2009.

(8)	Mr. Wang Tao has voluntarily waived his remuneration as director in 2010.

(9)	Mr. Zhou Shouwei was re-designated from executive director to non-executive director with effect from March 31, 2009.

(10)	Mr. Luo Han retired as a non-executive director of the Company with effect from March 31, 2009.

(11)	Mr. Evert Henkes retired as an independent non-executive director with effect from May 29, 2008.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

10.	DIRECTORS’ REMUNERATION (continued)

(12)	Mr. Wang Tao was elected as an independent non-executive director with effect from May 29, 2008.

(13)
During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 27.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.	FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included three (2009: four, 2008: four) directors and two (2009: one, 2008: one) non-director employee. Their remuneration and share option benefits are as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Fees*	3,388	4,309	2,484
Basic salaries, allowances and benefits in kind*	11,548	8,845	8,533
Performance related bonuses	7,569	703	5,528
Pension scheme contributions	426	356	383

Amount paid/payable during the year	22,931	14,213	16,928
Share option benefits**	16,661	18,438	23,931

	39,592	32,651	40,859

Number of directors	4	4	3
Number of non-director employee	1	1	2

*	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

**	During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group. Further details are included in note 27.

The five highest paid individuals in the Group for each of the three years ended December 31, 2008, 2009 and 2010 were also the five highest paid directors or senior management and their emoluments are reflected in the analysis shown above.

The number of the five highest paid directors and senior management whose remuneration and share option benefits fell within the following bands is as follows:

	2008	2009	2010

Nil to RMB5,000,000	-	1	-
RMB5,000,001 to RMB5,500,000	1	1	2
RMB5,500,001 to RMB6,000,000	1	-	-
RMB6,000,001 to RMB6,500,000	-	2	-
RMB6,500,001 to RMB8,000,000	1	-	1
RMB8,000,001 to RMB10,000,000	1	-	-
RMB10,000,001 to RMB12,000,000	-	1	1
RMB12,000,001 to RMB14,000,000	1	-	1

	5	5	5

12.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2009:16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from January 1, 2008.

The Company received a formal approval (the “Chinese Resident Enterprise Approval”) from the State Administration of Taxation of the PRC on October 19, 2010 confirming that the Company is regarded as a Chinese Resident Enterprise (the “CRE”) pursuant to the provisions of the "Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management", the "Enterprise Income Tax Law of the People's Republic of China" and the "Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People's Republic of China". According to the Chinese Resident Enterprise Approval, the Company is subject to the PRC corporate income tax at the rate of 25% starting from January 1, 2008.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

Pursuant to the above laws and regulations, the Company is required to withhold 10% corporate income tax when it makes dividend distributions to its non-Chinese resident enterprise shareholders.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56%.

Some of the Group’s oil and gas interests in Indonesia are held though Labuan incorporated companies. According to an amendment to the tax rules enacted by the Indonesian government in December 2009, Labuan incorporated companies will no longer enjoy the tax rates under the old tax treaty between Indonesia and Malaysia and the tax rates will increase from the existing range of 43.125% to 51.875% to the range of 44% to 56%. The amendment took effect from January 1, 2010.

As of December 31, 2010, management of the Company has not provided any deferred tax liabilities related to earnings derived by the Company from its overseas subsidiaries since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Overseas
Current income tax	934,420	657,614	1,430,030
Deferred tax	(631,329)	1,362,833	796,294
PRC
Current income tax	13,203,815	8,663,709	17,433,444
Deferred tax	(1,874)	651,360	(1,419,325)

Total tax charge for the year	13,505,032	11,335,516	18,240,443

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	2008	2009	2010
	%	%	%

Statutory PRC enterprise income tax rate	25.0	25.0	25.0
Effect of different tax rates for the Company and overseas subsidiaries	(1.1)	3.0	0.3
Tax credit from the government	(0.2)	(0.3)	(0.1)
Profit attributable to associates	(0.2)	(0.1)	(0.1)
Other permanent differences	(0.2)	0.1	-

Group’s effective income tax rate	23.3	27.7	25.1

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

The movements of deferred tax liabilities are as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

At January 1	6,293,559	5,428,323	7,439,620
Credited to the consolidated statements of comprehensive income	(633,203)	2,014,193	(623,031)
Acquisition (note 4 (i))	-	-	6,640,853
Exchange differences	(232,033)	(2,896)	(335,378)

At December 31	5,428,323	7,439,620	13,122,064

Principal components of deferred tax balances are as follows:

	2009	2010
	RMB’000	RMB’000

Deferred tax assets
Provision for retirement and termination benefits	69,893	95,542
Provision for dismantlement	1,719,078	2,187,530
Impairment of property, plant and equipment	1,046,875	1,046,875
Overseas tax losses	193,660	-
Others	145,948	222,758

	3,175,454	3,552,705

Deferred tax liabilities
Accelerated tax depreciation of oil and gas properties	(10,462,348)	(16,310,541)
Others	(152,726)	(364,228)

	(10,615,074)	(16,674,769)

Net deferred tax liabilities	(7,439,620)	(13,122,064)

(ii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

–	Production taxes of 5% on independent production and production under production sharing contracts;

–	Export tariffs of 5% on the export value of petroleum oil;

–	Business tax at rates of 3% to 5% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes and business tax (first effective from December 1, 2010); and

–	Educational surcharge at the rate of 3% on the actual paid production taxes and business tax (first effective from December 1, 2010).

In addition, other taxes paid and payable by the Company's non-PRC subsidiaries and jointly controlled entities include gross production assessments, duties and export tariffs as well as taxes levied on petroleum related income, profit, budgeted operating and capital expenditures.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

13.	DIVIDENDS

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Declared and paid during the year:
Interim dividend	7,830,243	7,873,661	8,099,995
Final dividend	6,821,530	7,873,393	7,793,793

Total dividends paid in the year	14,651,773	15,747,054	15,893,788

Weighted average number of ordinary shares	44,623,856,311	44,669,199,984	44,669,199,984
Dividend per ordinary share	RMB0.33	RMB0.35	RMB0.36

Final dividend proposed for approval at annual general meeting at HK$0.25 per ordinary share (2009: HK$0.20 per ordinary share, 2008: HK$0.20 per ordinary share) - not recognized as liability as at the end of the reporting period	7,878,753	7,855,526	9,421,069

Pursuant to the Chinese Tax Resident Approval (details included in note 12 (i)), the Company is regarded as a CRE. The Company is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-Chinese resident enterprise shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-Chinese resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

14.	EARNINGS PER SHARE

	2008	2009	2010

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	RMB44,375,254,000	RMB29,485,575,000	RMB54,409,548,000

Number of shares
Number of ordinary shares issued at the beginning of the year	44,302,616,976	44,669,199,984	44,669,199,984
Weighted average effect of:
New shares issued during the year	320,534,053	-	-
Share options exercised during the year	705,282	-	-

Weighted average number of ordinary shares for the basic earnings per share calculation	44,623,856,311	44,669,199,984	44,669,199,984

Effect of dilutive potential ordinary shares under the share option schemes	138,262,808	102,514,345	151,987,482

Effect of dilutive potential ordinary shares for convertible bonds	23,978,397	-	-

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,786,097,516	44,771,714,329	44,821,187,466

Earnings per share:
Basic	RMB0.99	RMB0.66	RMB1.22
Diluted	RMB0.99	RMB0.66	RMB1.21

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment	Total
	RMB’000	RMB’000	RMB’000

Cost:

At January 1, 2009	203,455,633	609,333	204,064,966
Additions	42,054,570	41,794	42,096,364
Acquisitions of assets	1,016,821	–	1,016,821
Disposals and write-offs	(910,881)	(4,694)	(915,575)
Exchange differences	(57,185)	(14)	(57,199)

At December 31, 2009	245,558,958	646,419	246,205,377

At January 1, 2010	245,558,958	646,419	246,205,377
Additions	33,577,662	93,917	33,671,579
Acquisitions of assets	45,425,795	–	45,425,795
Disposals and write-offs	(1,770,663)	(66,704)	(1,837,367)
Exchange differences	(2,959,380)	(418)	(2,959,798)

At December 31, 2010	319,832,372	673,214	320,505,586

Accumulated depreciation, depletion and amortization:

At January 1, 2009	(65,445,135)	(261,695)	(65,706,830)
Depreciation charge for the year	(15,774,141)	(44,980)	(15,819,121)
Disposals and write-offs	626,203	4,132	630,335
Exchange differences	10,109	1	10,110

At December 31, 2009	(80,582,964)	(302,542)	(80,885,506)

At January 1, 2010	(80,582,964)	(302,542)	(80,885,506)
Depreciation charge for the year	(27,829,069)	(57,353)	(27,886,422)
Disposals and write-offs	34,497	8,120	42,617
Exchange differences	553,993	358	554,351

At December 31, 2010	(107,823,543)	(351,417)	(108,174,960)

Net book value:
At January 1, 2010	164,975,994	343,877	165,319,871

At December 31, 2010	212,008,829	321,797	212,330,626

Included in the current year’s additions was an amount of approximately RMB394,492,000 (2009: approximately RMB439,850,000) in respect of interest capitalized in property, plant and equipment (note 9). Included also in the depreciation charge for the year was an amount of approximately RMB1,702,988,000 (2009: approximately RMB929,088,000) in respect of a depreciation charge on dismantlement cost capitalized in oil and gas properties.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

16.	INTANGIBLE ASSETS AND GOODWILL

	Gas processing right under NWS Project	Software	Goodwill	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost:
At January 1, 2009	1,254,167	165,510	-	1,419,677
Additions	-	193,258	-	193,258
Exchange differences	(1,174)	-	-	(1,174)

At December 31, 2009	1,252,993	358,768	-	1,611,761

At January 1, 2010	1,252,993	358,768	-	1,611,761
Additions	-	142,307	1,931,723	2,074,030
Disposal	-	(9,861)	-	(9,861)
Exchange differences	(37,710)	-	(57,615)	(95,325)

At December 31, 2010	1,215,283	491,214	1,874,108	3,580,605

Accumulated amortization:
At January 1, 2009	(138,837)	(75,195)	-	(214,032)
Amortization charge for the year	(85,061)	(82,715)	-	(167,776)
Exchange differences	174	-	-	174

At December 31, 2009	(223,724)	(157,910)	-	(381,634)

At January 1, 2010	(223,724)	(157,910)	-	(381,634)
Amortization charge for the year	(81,604)	(113,599)	-	(195,203)
Disposal	-	9,861	-	9,861
Exchange differences	8,572	-	-	8,572

At December 31, 2010	(296,756)	(261,648)	-	(558,404)

Net book value:
At January 1, 2010	1,029,269	200,858	-	1,230,127

At December 31, 2010	918,527	229,566	1,874,108	3,022,201

Goodwill is acquired through the acquisition of equity interest of Bridas Corporation (note 4 (i)) and has been allocated to “Production sharing contracts or other joint arrangements” segment. The balance of goodwill represents provisional value acquired through acquisition of equity interest in a jointly-controlled entity, Bridas Corporation, and therefore as at December 31, 2010 is not subject to impairment testing.

CNOOC LIMITED
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
				and other financing services to
				CNOOC and its member entities

CNOOC Finance Corporation Limited is not audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

The Group’s investments in associates represent:

	2009	2010
	RMB’000	RMB’000
Share of net assets	1,726,806	1,781,090

The following table illustrates the summarized financial information of the Group’s associates extracted from their management accounts:

	2009	2010
	RMB’000	RMB’000
Assets	52,365,599	70,027,322
Liabilities	47,267,962	64,722,340
Revenue	1,934,398	2,211,344
Profit	542,045	676,119

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

18.	INVESTMENT IN JOINTLY-CONTROLLED ENTITIES

Particulars of the principal jointly-controlled entities are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Jointly-controlled entities:

Husky Oil (Madura) Ltd.	British Virgin Islands December 28, 2005	No par value	50%	Petroleum exploration, development, production and sales in Indonesia
Chaoyang Petroleum (BVI) Limited	British Virgin Islands February 4, 2009	US$10	50%	Investment holding
Bridas Corporation (note 4 (i))	British Virgin Islands September 15, 1993	US$102,325,582	50%	Investment holding

The interest in the jointly-controlled entities is accounted for using the proportionate consolidation method in the consolidated financial statements.

Summarized financial information of the Group’s jointly-controlled entities is disclosed below:

	2009	2010
	RMB’000	RMB’000
Share of the jointly-controlled entities’ assets and liabilities:
Current assets	83,623	13,080,827
Non-current assets	1,781,115	30,835,706
Current liabilities	(1,792,408)	(35,070,715)
Non-current liabilities	-	(8,509,500)
Net assets	72,330	336,318

Share of the jointly-controlled entities’ results:
Revenue	132,895	3,209,883
Total expense	(58,608)	(2,889,021)
Profit before tax	74,287	320,862
Income tax	-	(48,560)
Profit for the year	74,287	272,302

The Group’s share of the post-acquisition results of Bridas Corporation is included in the consolidated statement of comprehensive income for the period from May 4, 2010 to December 31, 2010.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

19.	AVAILABLE-FOR-SALE FINANCIAL ASSETS
	2009	2010
	RMB’000	RMB’000
Current:
Non-listed investments, at fair value:
Private equity funds	19,227	15,841
Corporate wealth management products (1)	-	13,000,000
Liquidity funds (2)	8,563,137	5,924,133

	8,582,364	18,939,974

Non-current:
Non-listed investments, at cost:
Equity investments held by Bridas Corporation	-	87,289
Listed investments, at fair value:
Equity investment in MEG (3)	3,119,995	8,616,437

	3,119,995	8,703,726

The fair values of listed investments are based on quoted market prices. The fair values of non-listed investments are based on fund managers’ quotations or quoted market prices. The directors believe that the estimated fair values quoted by fund managers are reasonable, and that they are the most appropriate values at the reporting date.

(1)	The corporate wealth management products will mature from January 7, 2011 to December 15, 2011.

(2)	The liquidity funds have no fixed maturity date and no coupon rate.

(3)
The equity investment represents investment in the equity securities of MEG Energy Corporation (“MEG”). As of December 31, 2009, the investment was measured at cost. In August 2010, MEG listed its shares on the Toronto Stock Exchange. Therefore, fair value of the investment to MEG can be reliably measured. As at December 31, 2010, the investment in MEG was stated at quoted market price. MEG is principally engaged in the exploitation and production of oil sands.

During the year, the gross income of the Group’s available-for-sale investments recognized directly in other comprehensive income amounted to RMB5,590,380,000 (2009 loss: RMB22,053,000, and 2008 gain: RMB41,457,000).

In addition, there are no realized gains of the Group transferred from other comprehensive income to the profit and loss for the year (2009: RMB51,683,000, and 2008: RMB31,147,000) upon the disposal of the related available-for-sale financial assets due to no debt security was held in 2010.

None of the financial assets above is either past due or impaired.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

20.	INVENTORIES AND SUPPLIES

	2009	2010
	RMB’000	RMB’000

Materials and supplies	2,882,523	3,315,923
Oil in tanks	331,958	854,691
Less: Provision for inventory obsolescence	(68,626)	(94,318)

	3,145,855	4,076,296

The provision for inventory obsolescence during the year was approximately RMB26,381,000 (2009: approximately RMB6,955,000).

21.	TRADE RECEIVABLES

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at December 31, 2010 and 2009, substantially all the trade receivable were aged within 30 days. All customers have a good repayment history and all receivables are not past due. A provision for doubtful debt of RMB155,000 has been made as at December 31, 2010 according to the Group’s accounting policy (December 31, 2009: Nil).

22.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s bank deposits were 2.3% (2009: 2.4% per annum),  for the year ended December 31, 2010.

CNOOC China Limited, a wholly-owned subsidiary of the Company, deposited RMB12.0 billion with Bank of China to secure loans of US$1.77 billion (note 25) granted by Bank of China. The amount was recorded as time deposits with maturity over three months.

23.	TRADE AND ACCRUED PAYABLES

As at December 31, 2010 and 2009, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing and are normally settled within six months.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

24.	OTHER PAYABLES AND ACCRUED LIABILITIES
	2009	2010
	RMB’000	RMB’000

Accrued payroll and welfare payable	507,904	822,269
Provision for retirement and termination benefits	338,488	373,174
Accrued expenses	138,073	76,188
Advances from customers	1,361,265	2,016,858
Royalties payable	682,577	881,532
Special oil gain levy payable	3,039,437	5,694,806
Provision for dismantlement (note 26)	477,891	186,992
Other payables*	2,859,458	7,801,760

	9,405,093	17,853,579

*
As disclosed in note 4 (v), the current portion and the non-current portion of the unpaid funding of 75% of Chesapeake’s share of development costs in the Eagle Ford Shale project have been recognized in “Other payables and accrued liabilities” and “Other non-current liabilities” respectively, totaling up to US$1.02 billion as at December 31, 2010.

Other payables are non-interest-bearing and have an average term of less than one year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

25.	LOANS AND BORROWINGS

Current

		2009			2010
		RMB’000			RMB’000
	Effective interest rate and final maturity	Bank loan	Notes /Bonds	Total	Bank loan	Notes /Bonds		Total
Short-term loans and borrowings
General loans	LIBOR+0.7% to 1.3% per annum within one year	-	-	-	16,358,069	-		16,358,069
Loans proportionate consolidated from Bridas Corporation	1.38% per annum with maturity within one year	-	-	-	86,616	-		86,616
		-	-	-	16,444,685	-		16,444,685
Loans and borrowings due within one year
For Tangguh LNG Project****	LIBOR+0.23% to 0.38% per annum with maturity within one year	122,092	-	122,092	184,398	-		184,398
For Nigeria OML130 Project	LIBOR+4% per annum with maturity within one year	-	-	-	4,652,116	-		4,652,116
Loans and notes proportionate consolidated from Bridas Corporation	4.14%-12.25% and LIBOR+5% to 5.5% per annum with maturity within one year	-	-	-	186,035	163,440	*	349,475
		122,092	-	122,092	5,022,549	163,440		5,185,989
		122,092	-	122,092	21,467,234	163,440		21,630,674

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

25.	LOANS AND BORROWINGS (continued)

Non-Current

		2009			2010
		RMB’000			RMB’000
	Effective interest rate and final maturity	Bank loan	Notes /Bonds	Total	Bank loan	Notes /Bonds	Total
For Tangguh LNG Project****	LIBOR+0.23% to 0.38% per annum with maturity through 2021	3,025,942	-	3,025,942	2,910,795	-	2,910,795
For Nigeria OML130 Project	LIBOR+4% per annum with maturity through 2015	8,790,966	-	8,790,966	387,428	-	387,428
Loans and notes proportionate consolidated from Bridas Corporation	4.14%-12.25% and LIBOR+3.75% to 5.5% per annum with maturity through 2012-2018	-	-	-	1,031,658	825,709*	1,857,367
Finance (2002)**		-	3,401,014	3,401,014	-	3,304,516	3,304,516
Finance (2003)***		-	3,352,139	3,352,139	-	3,255,943	3,255,943
		11,816,908	6,753,153	18,570,061	4,329,881	7,386,168	11,716,049

*
These represent long-term bonds issued by Pan American Energy LLC, a jointly-controlled entity of the Company. One of the bonds will mature in 2012 with total principal amount of US$50 million, bearing effective interest rate of 7.75%, another one will mature in 2021 with total principal amount of US$100 million, bearing effective interest rate of 7.875%.

**
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

***
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

****	The amount represented the Group’s share of utilized bank loans in Tangguh Liquified Natural Gas Project (the “Tangguh LNG Project”).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

25.	LOANS AND BORROWINGS (continued)

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

As at December 31, 2010, except for the general loans of US$1.77 billion secured by time deposits (see note 22), all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

25.	LOANS AND BORROWINGS (continued)

The maturities of the long term bank loans are as follows:

	2009	2010
	RMB’000	RMB’000

Repayable:
Within one year	122,092	5,022,549
After one year but within two years	165,272	972,670
After two years but within three years	196,752	568,610
After three years but within four years	228,232	381,342
After four years but within five years	259,713	369,870
After five years	10,966,939	2,037,389
	11,939,000	9,352,430
Amount due within one year shown under current liabilities	(122,092)	(5,022,549)

	11,816,908	4,329,881

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
	Balance	interest rate	during the	during the	during the
For the year ended	at year end	at year end	year	year*	year**
December 31	RMB’000		RMB’000	RMB’000
2010	9,352,430	3.33%	13,267,282	10,645,715	3.40%
2009	11,939,000	3.47%	11,939,000	9,535,515	3.96%

*	The average amount outstanding is computed by averaging the outstanding principal balances as at January 1 and December 31 of each year.

**	The weighted average interest rate is computed by averaging the interest rates as at January 1 and December 31 of each year.

There was no default of principal, interest or redemption terms of the long term bank loans during the year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

26.	PROVISION FOR DISMANTLEMENT

	2009	2010
	RMB’000	RMB’000

At January 1	8,339,734	11,758,980
Capitalized in oil and gas properties	3,052,095	4,009,613
Utilized	(98,932)	(290,899)
Unwinding of discount* (note 9)	466,439	762,394
Exchange differences	(356)	(26,291)

	11,758,980	16,213,797

Current portion of dismantlement included in other payables and accrued liabilities (note 24)	(477,891)	(186,992)

At December 31	11,281,089	16,026,805

*	The discount rate used for calculating the amount of unwinding of the discount is 5% (2009: 5%).

27.	SHARE CAPITAL

		Share capital	Issued share capital equivalent of
Shares	Number of shares	HK$’000	RMB’000

Authorized:
Ordinary shares of HK$0.02 each
as at December 31, 2010 and December 31, 2009	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at January 1, 2009	44,669,199,984	893,384	949,299

As at December 31, 2009	44,669,199,984	893,384	949,299

As at December 31, 2010	44,669,199,984	893,384	949,299

Share option schemes

The Company has adopted the following share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

CNOOC LIMITED
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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	SHARE CAPITAL (continued)

Share option schemes (continued)

The fair value of the share options granted during the year was approximately RMB364,350,000 (2009: RMB254,389,000, 2008: RMB312,758,000) and the Group recognized an equity-settled share option expense of approximately RMB217,633,000 (2009: RMB184,343,000, 2008: RMB167,219,000) during the year.

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

The following table lists the inputs to the model used:
	2008	2009	2010
Dividend yield	2.18%	4.09%	3.27%
Expected volatility	39.07%	47.55%	48.58%
Risk-free interest rate	2.89%	1.96%	1.63%
Expected life of options	5 years	5 years	5 years
Weighted average share price per share	HK$13.74	HK$9.79	HK$12.22

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	SHARE CAPITAL (continued)

Share option schemes (continued)

Details of the share options outstanding are as follows:

	2009		2010
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		HK$		HK$
Outstanding at the beginning of the year	376,084,233	7.34	420,263,901	8.05
Granted during the year	97,848,000	9.93	106,188,000	12.70
Forfeited during the year	(53,668,332)	6.56	(52,397,001)	7.53
Exercised during the year	-	-	-	-

Outstanding at end of year	420,263,901	8.05	474,054,900	9.14

Exercisable at the end of the year	249,689,668	6.00	288,864,001	7.25

No share options had been cancelled or modified during the years ended December 31, 2010 and 2009.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 1.06% of the Company’s shares in issue as at that date. The weighted average remaining contractual life of share options outstanding at the end of the year was 6.76 years (2009: 7.03 years, 2008: 7.22 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 474,054,900 additional ordinary shares of the Company and additional share capital of RMB8,067,751 and share premium of RMB3,680,720,850.

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

As at December 31, 2010, the general reserve fund amounted to RMB10,000,000,000 (2009: RMB10,000,000,000), representing 50% (2009: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for the Group’s oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of production.  Included in other reserves as at December 31, 2010 was a provision for the safety fund under PRC regulations amounting to RMB13,493,000 (2009:RMB 25,152,000).

In accordance with the relevant accounting principles required by the local authorities, as at December 31, 2010, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB154,030,069,000 (2009: RMB115,554,182,000).

CNOOC LIMITED
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

The Company entered into four comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited (“COSL”), Offshore Oil Engineering Co., Ltd. (“CNOOC Engineering”) and China BlueChemical Ltd. (“China BlueChem”) on November 8, 2007 respectively (Collectively referred as “2007 Framework Agreements”)for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of three years from January 1, 2008. The related party/continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on December 6, 2007. The approved related party/continuing connected transactions are as follows:

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
b)	Long term sales of natural gas and liquefied natural gas

On November 1, 2010, the Company entered into a comprehensive framework agreement ("Comprehensive Framework Agreement") with CNOOC for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the Comprehensive Framework Agreement is for a period of three years from January 1, 2011. The Comprehensive Framework Agreement is substantially on the same terms as the terms contained in the 2007 Framework Agreements entered into by the Company on November 8, 2007. The renewal of the continuing connected transactions and the relevant annual caps for the three years from January 1, 2011 were approved by the independent shareholders of the Company on November 24, 2010.

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

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Provision of exploration and support services	4,445,370	4,421,900	5,461,687
– Inclusive of amounts capitalized under property, plant and equipment	2,210,128	2,487,698	2,358,849
Provision of oil and gas development and support services	9,984,609	21,974,786	14,190,008
Provision of oil and gas production and support services (Note a)	3,656,027	4,115,604	5,229,151
Provision of marketing, management and ancillary services (Note b)	542,703	702,113	759,305
FPSO vessel leases (Note c)	1,037,255	1,631,799	1,451,935

	19,665,964	32,846,202	27,092,086

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

The Group did not enter into any transactions in this category for the years ended December 31, 2008, 2009 and 2010.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) (Note d)	39,543,073	54,606,257	90,868,876
Long term sales of natural gas and liquefied natural gas (Note e)	2,636,674	2,909,648	4,434,094

	42,179,747	57,515,905	95,302,970

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Interest income from deposits in CNOOC Finance (Note f)	3,423	86,493	72,410

(b)	Deposits made by the Group

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Deposits in CNOOC Finance (Note f)	4,412,014	4,480,000	7,871,581

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

Notes (continued):

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

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the financial services framework agreement with CNOOC Finance dated October 14, 2008, CNOOC Finance provided to the Group settlement, depository, discounting, loans and entrustment loans services. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”) as the applicable percentage ratios in respect of the depositary services under the agreement is less than 5%. The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest) during the year.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

Details of the compensation of the key management personnel of the Group are disclosed in note 10 to the consolidated financial statements.

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

During the year, the Group’s pension costs charged to the consolidated financial statement of comprehensive income amounted to RMB117,831,000 (2009: RMB96,336,000, and 2008: RMB67,374,000).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

31.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Profit before tax	57,880,286	40,821,091	72,649,991

Adjustments for:
Interest income on bank deposits	(1,091,024)	(638,252)	(703,849)
Finance costs	404,210	523,664	1,213,571
Exchange gains, net	(2,551,260)	(53,799)	(994,795)
Share of profits of associates	(374,111)	(173,459)	(198,854)
Gain on disposal of non-current asset held for sale	(992,136)	-	-
Investment income	(475,925)	(199,925)	(427,491)
Provision for inventory obsolescence	5,374	6,955	26,381
Depreciation, depletion and amortization	10,057,665	15,942,902	27,687,095
Loss/(gain) on disposal and write-off of property, plant and equipment	435,158	(1,564)	1,618,575
Unwinding of discount of long term guaranteed notes	11,061	10,875	8,452
Impairment losses	1,536,032	-	-
Equity-settled share option expense	167,219	184,343	217,633
Others	161,291	255,620	155

	65,173,840	56,678,451	101,096,864

(Increase) /decrease in trade receivables	4,421,122	(7,482,513)	(6,771,263)
Increase in inventories and supplies	(204,452)	(678,572)	(440,041)
(Increase)/decrease in other current assets	(834,420)	327,804	(190,259)
Increase/(decrease) in trade and accrued payables, other payables and accrued liabilities	(94,246)	6,484,381	2,258,240
Increase/(decrease) in other taxes payable	(529,386)	3,055,288	2,791,878

Net cash flows from operations	67,932,458	58,384,839	98,745,419

32.	COMMITMENTS

(i)	Capital commitments

As at December 31, 2010, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2009	2010
	RMB’000	RMB’000
Contracted, but not provided for	5,650,199	9,620,691
Authorized, but not contracted for	48,907,804	46,125,374

The capital commitments do not include investment commitments for acquisitions of equity interest or working interest, which have been disclosed in note 4 and note 37.

The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

As at December 31, 2010, the Group had unutilized banking facilities amounting to approximately RMB179,029,474,000 (2009: RMB174,843,128,000).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

32.	COMMITMENTS (continued)

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 1 month to 9 years.

As at December 31, 2010, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2009	2010
	RMB’000	RMB’000

Commitments due:
Within one year	61,792	121,052
In the first to second years, inclusive	35,319	51,642
After the second but before the fifth years, inclusive	52,494	23,250

	149,605	195,944

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 7 months to 10 years.

As at December 31, 2010, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2009	2010
	RMB’000	RMB’000

Commitments due:
Within one year	600,892	703,286
In the first to second years, inclusive	598,867	546,798
After the second but before the fifth years, inclusive	1,182,880	745,877
After five years	443,562	485,063

	2,826,201	2,481,024

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

32.	COMMITMENTS (continued)

(iii)	Contingent liabilities

(a)
On January 8, 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited   (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) with Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on April 20, 2006.

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

(b)
The Company has extended interest-free intercompany loan to CNOOC International, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of the Chinese Resident Enterprise Approval, the Company may be liable to pay taxes on the deemed interest income for the intercompany loan to CNOOC International starting from January 1, 2008. The Company is currently applying to, and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income.

33.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables and other payables approximated to their fair values at the reporting date due to the short maturity of these instruments.

The estimated fair value of the Group’s long term bank loans with fixed interest rates was the present value of the loans’ future cash flows discounted by the interest rates as at the reporting date. The estimated fair value of the Group’s long term bank loans with fixed interest rates was approximately RMB776,684,000 as a December 31, 2010 (2009: Nil). The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount of RMB9,410,268,000 as at December 31, 2010 (2009: RMB12,491,754,000).

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB8,038,656,000 as at December 31, 2010 (2009: RMB7,113,542,000), which was determined by reference to the market price as at December 31, 2010.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the measurement:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

33.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

As at December 31, 2010 and 2009, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	December 31, 2010 RMB’000	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000
Assets measured at fair value
Available-for-sale financial assets-current
Private equity funds*	15,841	-	15,841	-
Corporate wealth management products*	13,000,000	-	13,000,000	-
Liquidity funds**	5,924,133	5,924,133	-	-
	18,939,974	5,924,133	13,015,841	-
Available-for-sale financial assets-non current
Equity investment in MEG**	8,616,437	8,616,437	-	-
	8,616,437	8,616,437	-	-

Liabilities measured at fair value
Foreign exchange forward contracts***	80,054	-	80,054	-

	December 31, 2009 RMB’000	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000
Assets measured at fair value Available-for-sale financial assets
Private equity funds*	19,227	-	19,227	-
Liquidity funds**	8,563,137	8,563,137	-	-
	8,582,364	8,563,137	19,227	-
Liabilities measured at fair value
Foreign exchange forward contracts***	125	-	125	-

*	The fair values of private equity funds and corporate wealth management products are based on the fund managers’ quotations.

**	The fair values of liquidity funds and equity investment in MEG are based on quoted market prices.

***	The fair value of foreign currency forward contracts was determined using forward exchange rates as at December 31, 2010 and 2009 respectively.

These contracts are entered into for a 12-month period consistent with the US dollars payment exposures, which are not designated as cash flows, fair value or net investment hedge. These foreign currency forward contracts are categorised as financial liabilities at fair value through profit or loss.  Changes in fair value of these contracts were recognised in the statement of comprehensive income in other finance costs (note 9).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

34.	CONCENTRATION OF CUSTOMERS

A substantial portion of the oil and gas sales of the Group is made to a small number of third parties on credit. Details of the gross sales to these top five customers are as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
China Petroleum & Chemical Corporation	46,482,906	24,332,653	34,383,928
PetroChina Company Limited	17,704,346	7,721,285	13,217,599
Unipec Asia Company	190,837	175,836	6,811,123
Dong Ying Hua Lian	-	1,093,440	2,830,082
Gunvor Singapore Pte Ltd.	-	-	2,404,267

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

Since the Group trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the reporting date, the Group has certain concentrations of credit risk as 16% (2009: 17%) and 31% (2009: 32%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil price risk
As our realized oil prices are mainly determined by reference to oil prices in international market, international oil prices are highly volatile and could have a significant impact on our revenue and profit.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk
Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From January 1, 2010 to December 31, 2010 (the last working day in 2010), Renminbi has appreciated by approximately 3.1% against the US dollars. At the reporting date, approximately 62.1% (2009: 69.1%) of the Group’s cash and cash eqivalents and time deposits with maturity over three months were Renminbi, and remaining amounts are US dollars and Hong Kong dollars.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of US dollars, to which the Group is mainly exposed to as at December 31, 2009 and 2010. Based on management’s assessment, a reasonably possible change in foreign exchange rate of the US dollars of 5% is used, and the exposures of the Group’s results of operations, monetary assets and liabilities and investments in its foreign subsidiaries were assumed to be less than 0.77% of the profit of the year and 0.83% of the equity, had the change in the US dollars currency rate occurred at December 31, 2010.

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
The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2010, the interest rates for 25% of the Group’s debts were fixed. The term of the weighted average balance was approximately 2.7 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Business risk
The major operations of the Group are conducted in the PRC and many countries and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

(vi)	Liquidity risk
The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realizable available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within one year after the reporting date.

CNOOC LIMITED
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

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end December 31, 2010 and December 31, 2009.

The Group monitors capital on the basis of the debt to capital ratio (Gearing ratio), which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Interest-bearing debts	13,880,629	18,692,153	33,346,723

Equity attributable to owners of the parent	160,237,708	173,935,503	215,765,947

Total capital	174,118,337	192,627,656	249,112,670

Gearing ratio	8.0%	9.7%	13.4%

36.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

37.	SUBSEQUENT EVENTS

(i)
On January 26, 2011, CNOOC Finance (2011) Limited, a wholly owned subsidiary of the Company, issued US$1,500 million 4.25% guaranteed notes due 2021 and US$500 million 5.75% guaranteed notes due 2041 (collectively referred as the “Notes”). The obligations of CNOOC Finance (2011) Limited in respect of the Notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
On January 29, 2011, CNOOC International through its wholly-owned subsidiary OOGC America, Inc. signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake to purchase a 33.3% undivided interest in the Denver-Julesburg (DJ) and Powder River Basins in northeast Colorado and southeast Wyoming with a cash consideration of US$570 million. In addition, CNOOC International has agreed to fund 66.7% of Chesapeake’s share of drilling and completion costs in the project until an additional US$697 million has been paid, which Chesapeake expects to occur by year end of 2014. The deal was closed on February 11, 2011.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

37.	SUBSEQUENT EVENTS (continued)

(iii)
On February 28, 2011, Bridas Corporation acquired 100% interests of Exxon Mobile's refining and fuels marketing business in Argentina, Uruguay and Paraguay. The consideration is US$520 million. The sale and purchase agreement was signed by the parties on February 28, 2011 in London. The closing of the transaction is expected to occur in the third quarter of 2011 after the required antitrust approval is obtained from Argentina and Uruguay government.

38.	COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the current year’s presentation, and those reclassifications are not significant.

39.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on March 23, 2011.

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas (the “ASC 932”), To align with the amendments to oil and gas reserve estimation requirements under US Securities and Exchange Commission's final rules on "Modernization of Oil and Gas Reporting" (the “SEC Final Rule”), which became effective for accounting periods ended on or after 31 December 2009, FASB issued Accounting Standards Update No. 2010-03 to amend Topic 932 (“ASC 932 Update”) in January 2010. It’s not operational and cost-practical for the management to present the comparative information in accordance with these amendments. Therefore, the comparative information for 2008 has not been restated.

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information
Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the SEC Final Rule.

For the years ended or before 31 December 2009, we engaged independent third party consulting firms to perform annual estimates for our proved oil and gas reserves except for reserves of investee accounted for by the equity method. In 2010, approximately 11% of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third party.

We implemented rigorous internal control system that monitors the entire reserves estimation procedure and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Group, or RMG, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMG’s main responsibilities are to:

●	review our reserves policies;
●	review our proved reserves and other categories of reserves; and
●	select our reserves estimators and auditors.

The RMG follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and five years and ten years, respectively, or more of experience related to reserves estimation.

The reserves estimators and auditors are required to be members of China Petroleum Society, or CPS, and are required to take the professional trainings and examinations provided by CPS and the Company.

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMG periodically and is independent form operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 28 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves in 2009 and 2010. Year-end prices were used for the estimation in 2008.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		North America		South America		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)
Consolidated entities
31 December 2007	1,405	4,427	55	1,009	29	760	72	-	-	-	-	-	1,561	6,196
Purchase/(Disposal) of reserves	-	-	-	(134)	-	-	-	-	-	-	-	-	-	(134)
Discoveries and extensions	150	162	-	8	-	-	17	-	-	-	-	-	167	170
Production	(146)	(150)	(7)	(51)	(2)	(38)	-	-	-	-	-	-	(155)	(239)
Revisions of prior estimates	(9)	(223)	17	(32)	(3)	(115)	-	-	-	-	-	-	5	(370)

31 December 2008	1,400	4,216	65	800	24	607	89	-	-	-	-	-	1,578	5,623
Purchase/(Disposal) of reserves	(3)	-	-	-	-	-	-	-	2	46	-	-	(1)	46
Discoveries and extensions	139	319	1	1	-	8	-	-	-	-	-	-	140	328
Production	(162)	(155)	(8)	(51)	(3)	(44)	(13)	-	-	-	-	-	(186)	(250)
Revisions of prior estimates	121	(214)	(4)	333	5	78	15	-	-	-	-	-	137	197

31 December 2009	1,495	4,166	54	1,083	26	649	91	-	2	46	-	-	1,668	5,944
Purchase of reserves	22	-	-	-	-	-	-	-	-	-	202	546	224	546
Discoveries and extensions	178	828	3	120	-	-	75	-	-	-	-	-	256	948
Production	(224)	(226)	(8)	(82)	(2)	(46)	(23)	-	-	-	(6)	(33)	(263)	(387)
Revisions of prior estimates	30	(381)	1	(104)	(3)	(105)	3	-	(1)	(3)	-	-	30	(593)
31 December 2010	1,501	4,387	50	1,017	21	498	146	-	1	43	196	513	1,915	6,458
Enterprise’s share of equity method investees:
31 December 2008	2	23	-	-	-	-	-	-	-	-	-	-	2	23
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(4)	-	-	-	-	-	-	-	-	-	-	-	(4)
Revisions of prior estimates	-	(2)	-	-	-	-	-	-	-	-	-	-	-	(2)

31 December 2009	2	17		-	-	-	-	-	-	-	-	-	2	17
Purchase/(Disposal) of reserves	-	-		-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-		-	-	-	-	-	-	-	-	-	-	-
Production	(1)	(4)		-	-	-	-	-	-	-	-	-	(1)	(4)
Revisions of prior estimates	-	1		-	-	-	-	-	-	-	-	-	-	1
31 December 2010	1	14	-	-	-	-	-	-	-	-	-	-	1	14
Total consolidated and equity
Interests in reserves
31 December 2008	1,402	4,239	65	800	24	607	89	-	-	-	-	-	1,580	5,646
31 December 2009	1,497	4,183	54	1,083	26	649	91	-	2	46	-	-	1,670	5,961
31 December 2010	1,502	4,401	50	1,017	21	498	146	-	1	43	196	513	1,916	6,472

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		North America		South America		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)

Consolidated entities
31 December 2008	661	1,140	60	220	14	283	-	-	-	-	-	-	735	1,643
31 December 2009	761	1,516	51	487	11	243	77	-	2	46	-	-	902	2,292
31 December 2010	848	1,848	45	397	9	173	57	-	1	43	108	268	1,068	2,729

Enterprise’s share of equity
method investee:
31 December 2008	2	23	-	-	-	-	-	-	-	-	-	-	2	23
31 December 2009	2	17	-	-	-	-	-	-	-	-	-	-	2	17
31 December 2010	1	14	-	-	-	-	-	-	-	-	-	-	1	14

Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		North America		South America		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)

Consolidated entities
31 December 2008	739	3,076	5	580	10	325	89	-	-	-	-	-	843	3,980
31 December 2009	734	2,650	3	596	15	406	14	-	-	-	-	-	766	3,652
31 December 2010	653	2,539	5	620	12	325	89	-	-	-	88	245	847	3,729

Enterprise’s share of equity
method investee:
31 December 2008	–	–	–	–	–	–	–	–	–	–	–	–	–	–
31 December 2009	–	–	–	–	–	–	–	–	–	–	–	–	–	–
31 December 2010	–	–	–	–	–	–	–	–	–	–	–	–	–	–

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(b)	Results of operations

	2008
	Consolidated entities
	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Consolidated entities

Net sales to customers	93,327,439	5,722,549	1,781,345	–	–	–	100,831,333
Operating expenses	(7,628,224)	(1,930,307)	(431,837)	–	–	–	(9,990,368)
Taxes other than income tax	(4,889,272)	–	(260,426)	–	–	–	(5,149,698)
Exploration	(2,600,862)	(473,821)	(211,514)	(123,349)	–	–	(3,409,546)
Accretion expense	(379,227)	–	–	–	–	–	(379,227)
Depreciation, depletion and amortization
(including dismantlement)	(8,792,636)	(1,079,985)	(184,574)	(470)	–	–	(10,057,665)
Special oil gain levy	(16,238,234)	–	–	–	–	–	(16,238,234)
	52,798,984	2,238,436	692,994	(123,819)	–	–	55,606,595
Income tax expenses	(13,199,746)	(1,101,586)	(346,984)	–	–	–	(14,648,316)
Result of operations	39,599,238	1,136,850	346,010	(123,819)	–	–	40,958,279

Enterprise’s share of equity method investee
Result of operations	250,388	–	–	–	–	–	250,388

Total result of operations for producing activities	39,849,626	1,136,850	346,010	(123,819)	–	–	41,208,667

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2009
	Consolidated entities
	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	71,337,711	4,513,280	1,736,572	6,193,921	132,895	–	83,914,379
Operating expenses	(9,294,653)	(1,941,572)	(454,734)	(773,293)	(26,111)	–	(12,490,363)
Taxes other than income tax	(3,647,153)	–	(241,488)	–	–	–	(3,888,641)
Exploration	(2,503,688)	(219,130)	(443,985)	(66,880)	–	–	(3,233,683)
Accretion expense	(442,944)	–	–	(23,495)	–	–	(466,439)
Depreciation, depletion and amortization
(including dismantlement)	(11,502,378)	(1,122,729)	(257,021)	(3,034,381)	(26,393)	–	(15,942,902)
Special oil gain levy	(6,357,304)	–	–	–	-	–	(6,357,304)
	37,589,591	1,229,849	339,344	2,295,872	80,391	–	41,535,047

Income tax expenses	(9,397,398)	(576,096)	(117,459)	(1,280,016)	(40,196)	–	(11,411,165)

Result of operations	28,192,193	653,753	221,885	1,015,856	40,195	–	30,123,882

	2009
	Enterprise’s share of equity method investee
	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	347,277	–	–	–	–	–	347,277
Operating expenses	(117,802)	–	–	–	–	–	(117,802)
Taxes other than income tax	(12,441)	–	–	–	–	–	(12,441)
Exploration	(24,969)	–	–	–	–	–	(24,969)
Accretion expense	(3,103)	–	–	–	–	–	(3,103)
Depreciation, depletion and amortization
(including dismantlement)	(64,680)	–	–	–	–	–	(64,680)
Special oil gain levy	–	–	–	–	–	–	–
	124,282	–	–	–	–	–	124,282

Income tax expenses	(31,070)	–	–	–	–	–	(31,070)

Result of operations	93,212	–	–	–	–	–	93,212

Total result of operations for producing activities	28,285,405	653,753	221,885	1,015,856	40,195	–	30,217,094

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2010
	Consolidated entities
	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	125,444,633	6,190,996	2,054,459	12,251,825	149,566	3,027,191	149,118,670
Operating expenses	(11,735,204)	(2,415,410)	(470,273)	(983,355)	(34,537)	(565,320)	(16,204,099)
Taxes other than income tax	(6,512,697)	–	(332,220)	(256,879)	–	(1,102,247)	(8,204,043)
Exploration	(4,449,641)	(563,901)	–	(468,055)	(13)	(98,254)	(5,579,864)
Accretion expense	(719,314)	(1,980)	–	(32,426)	–	(8,674)	(762,394)
Depreciation, depletion and amortization
(including dismantlement)	(19,920,183)	(1,634,834)	(247,164)	(4,918,904)	(22,303)	(943,707)	(27,687,095)
Special oil gain levy	(17,705,577)	–	–	–	–	–	(17,705,577)
	64,402,017	1,574,871	1,004,802	5,592,206	92,713	308,989	72,975,598

Income tax expenses	(16,100,504)	(959,007)	(301,440)	(1,384,391)	(46,357)	(108,145)	(18,899,844)

Result of operations	48,301,513	615,864	703,362	4,207,815	46,356	200,844	54,075,754

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2010
	Enterprise’s share of equity method investee
	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	353,991	–	–	–	–	–	353,991
Operating expenses	(106,664)	–	–	–	–	–	(106,664)
Taxes other than income tax	(20,841)	–	–	–	–	–	(20,841)
Exploration	(83,089)	–	–	–	–	–	(83,089)
Accretion expense	(3,231)	–	–	–	–	–	(3,231)
Depreciation, depletion and amortization
(including dismantlement)	(54,098)	–	–	–	–	–	(54,098)
Special oil gain levy	–	–	–	–	–	–	–
	86,068	–	–	–	–	–	86,068

Income tax expenses	(12,910)	–	–	–	–	–	(12,910)

Result of operations	73,158	–	–	–	–	–	73,158

Total result of operations for producing activities	48,374,671	615,864	703,362	4,207,815	46,356	200,844	54,148,912

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(c)	Capitalized costs

	2008
	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Consolidated entities:

Proved oil and gas properties	143,571,499	20,940,087	2,553,937	24,731,295	–	–	191,796,818
Unproved oil and gas properties	1,982,529	1,071,983	–	8,604,303	–	–	11,658,815
Accumulated depreciation, depletion and amortization	(56,902,775)	(8,261,424)	(280,936)	–	–	–	(65,445,135)

Net capitalized costs	88,651,253	13,750,646	2,273,001	33,335,598	–	–	138,010,498

Enterprise’s share of equity method investee
Net capitalized costs	539,669	–	–	–	–	–	539,669

	2009
	Consolidated entities
	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas properties	177,356,742	23,642,729	2,541,343	34,673,635	940,621	–	239,155,070
Unproved oil and gas properties	3,204,267	1,272,808	–	1,540,966	385,847	–	6,403,888
Accumulated depreciation, depletion and amortization	(67,695,170)	(9,613,728)	(453,156)	(2,794,531)	(26,379)	–	(80,582,964)
Net capitalized costs	112,865,839	15,301,809	2,088,187	33,420,070	1,300,089	–	164,975,994

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(c)	Capitalized costs (continued)
	2009
	Enterprise’s share of equity method investee
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas properties	1,848,255	–	–	–	–	–	1,848,255
Unproved oil and gas properties	–	–	–	–	–	–	–
Accumulated depreciation, depletion and amortization	(1,364,872)	–	–	–	–	–	(1,364,872)
Net capitalized costs	483,383	–	–	–	–	–	483,383

	2010
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas properties	209,914,973	22,735,504	2,464,860	34,672,175	1,314,766	20,220,558	291,322,836
Unproved oil and gas properties	2,961,178	1,456,766	–	2,477,750	15,259,183	6,354,659	28,509,536
Accumulated depreciation, depletion and amortization	(88,038,779)	(10,695,261)	(601,349)	(7,518,329)	(47,386)	(922,439)	(107,823,543)
Net capitalized costs	124,837,372	13,497,009	1,863,511	29,631,596	16,526,563	25,652,778	212,008,829

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(a)	Capitalized costs (continued)
	2010
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas properties	1,848,255	–	–	–	–	–	1,848,255
Unproved oil and gas properties	–	–	–	–	–	–	–
Accumulated depreciation, depletion and amortization	(1,418,970)	–	–	–	–	–	(1,418,970)
Net capitalized costs	429,285	–	–	–	–	–	429,285

(d)	Costs incurred in oil and gas property acquisition, exploration and development
	2008
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Consolidated entities
Acquisition costs:

–Proved	–	–	–	–	–	–	–

–Unproved	–	1,003,702	–	–	–	–	1,003,702

Exploration costs	5,459,087	522,532	250,624	144,187	–	–	6,376,430
Development costs*	22,296,503	2,789,063	–	6,017,465	–	–	31,103,031
Total costs incurred	27,755,590	4,315,297	250,624	6,161,652	–	–	38,483,163
Investees’ cost of property acquisition, exploration, and development	116,677	–	–	–	–	–	116,677

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)
	2009
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Acquisition costs:

–Proved	–	–	–	–	866,158	-	866,158

–Unproved	–	40,990	–	–	109,673	-	150,663

Exploration costs	5,848,339	520,919	444,268	192,299	278,307	-	7,284,132

Development costs*	32,960,214	1,369,501	–	3,601,335	73,008	-	38,004,058

Total costs incurred	38,808,553	1,931,410	444,268	3,793,634	1,327,146	-	46,305,011

	2009
	Enterprise’s share of equity method investee
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Acquisition costs:

–Proved	–	–	–	–	–	–	–

–Unproved	–	–	–	–	–	–	–

Exploration costs	24,969	–	–	–	–	–	24,969

Development costs*	8,394	–	–	–	–	–	8,394

Total costs incurred	33,363	–	–	–	–	–	33,363

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)
	2010
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Acquisition costs:

–Proved	3,546,266	–	–	–	–	20,062,282	23,608,548

–Unproved	–	575,909	–	–	14,905,880	6,335,458	21,817,247

Exploration costs	6,538,986	217,058	–	327,226	320,365	117,457	7,521,092

Development costs*	25,573,348	994,215	–	2,212,753	413,653	849,562	30,043,531
Total costs incurred	35,658,600	1,787,182	–	2,539,979	15,639,898	27,364,759	82,990,418

2010
Enterprise’s share of equity method investee
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Acquisition costs:

–Proved	–	–	–	–	–	–	–

–Unproved	–	–	–	–	–	–	–

Exploration costs	83,089	–	–	–	–	–	83,089

Development costs*	–	–	–	–	–	–	–
Total costs incurred	83,089	–	–	–	–	–	83,089

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein

In calculating the standardized measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group’s estimated annual future production from proved reserves to determine future cash inflows in 2008.

In 2009 and 2010, pursuant to ASC 932, the average of first-day-of-the-month oil price during the 12-month period before the yearend, were used to estimate annual future production form proved reserves to determine future cash inflows.

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

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly.

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

Present value of estimated future net cash flows:
		2008
		PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Consolidated entities
Future cash inflows	(1)	428,460,753	39,055,645	18,412,221	23,122,996	–	–	509,051,615
Future production costs		(135,861,828)	(20,139,037)	(5,192,471)	(8,478,984)	–	–	(169,672,320)
Future development costs	(2)	(96,122,573)	(6,926,997)	(3,993,942)	(4,790,993)	–	–	(111,834,505)
Future income taxes		(31,741,475)	(2,521,318)	(1,852,744)	-	–	–	(36,115,537)
						–	–
Future net cash flows	(3)	164,734,877	9,468,293	7,373,064	9,853,019	–	–	191,429,253
10% discount factor		(68,489,102)	(4,474,890)	(3,537,828)	(3,650,923)	–	–	(80,152,743)

Standardized measure of discounted future net cash flows		96,245,775	4,993,403	3,835,236	6,202,096	–	–	111,276,510

Enterprise’s share of equity
method investees:
Standardized measure of
discounted future net cash flows		696,618	–	–	–	–	–	696,618

Total standardized measure of discounted future net cash flows		96,942,393	4,993,403	3,835,236	6,202,096	–	–	111,973,128

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

Present value of estimated future net cash flows:
		2009
		Consolidated entities
		PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	701,601,954	45,538,229	24,518,701	36,435,678	1,166,311	-	809,260,873
Future production costs		(207,539,062)	(18,634,540)	(9,621,104)	(6,341,506)	(348,197)	-	(242,484,409)
Future development costs	(2)	(107,067,740)	(20,036,178)	(4,268,397)	(5,420,061)	(213,368)	-	(137,005,744)
Future income taxes		(74,085,808)	(1,479,611)	(2,350,493)	(4,339,219)	-	-	(82,255,131)

Future net cash flows	(3)	312,909,344	5,387,900	8,278,707	20,334,892	604,746	-	347,515,589
10% discount factor		(112,142,779)	(1,853,805)	(3,826,089)	(3,250,273)	(192,658)	-	(121,265,604)

Standardized measure of
discounted future net cash flows		200,766,565	3,534,095	4,452,618	17,084,619	412,088	-	226,249,985

		2009
		Enterprise’s share of equity method investee
		PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	1,292,021	-	-	-	-	-	1,292,021
Future production costs		(656,468)	-	-	-	-	-	(656,468)
Future development costs	(2)	(156,203)	-	-	-	-	-	(156,203)
Future income taxes		(42,572)	-	-	-	-	-	(42,572)

Future net cash flows	(3)	436,778	-	-	-	-	-	436,778
10% discount factor		(23,447)	-	-	-	-	-	(23,447)

Standardized measure of
discounted future net cash flows		413,331	-	-	-	-	-	413,331

Total standardized measure of discounted future net cash flow		201,179,896	3,534,095	4,452,618	17,084,619	412,088	-	226,663,316

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)
		2010
		Consolidated entities
		PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	934,723,665	51,454,657	21,427,150	75,599,083	1,074,498	54,033,567	1,138,312,620
Future production costs		(315,974,670)	(19,398,498)	(6,900,390)	(25,576,882)	(368,290)	(24,223,935)	(392,442,665)
Future development costs	(2)	(146,786,460)	(14,608,643)	(3,184,115)	(14,084,300)	(82,188)	(671,095)	(179,416,801)
Future income taxes		(91,552,559)	(4,880,212)	(2,498,716)	(3,167,837)	-	(7,229,061)	(109,328,385)

Future net cash flows	(3)	380,409,976	12,567,304	8,843,929	32,770,064	624,020	21,909,476	457,124,769
10% discount factor		(131,875,517)	(4,818,631)	(3,437,611)	(11,786,980)	(149,350)	(11,795,411)	(163,863,500)

Standardized measure of
discounted future net cash flows		248,534,459	7,748,673	5,406,318	20,983,084	474,670	10,114,065	293,261,269

		2010
		Enterprise’s share of equity method investee
		PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	1,339,079	-	-	-	-	-	1,339,079
Future production costs		(544,979)	-	-	-	-	-	(544,979)
Future development costs	(2)	(167,487)	-	-	-	-	-	(167,487)
Future income taxes		(82,277)	-	-	-	-	-	(82,277)

Future net cash flows	(3)	544,336	-	-	-	-	-	544,336
10% discount factor		(38,077)	-	-	-	-	-	(38,077)

Standardized measure of
discounted future net cash flows		506,259	-	-	-	-	-	506,259

Total standardized measure of discounted future net cash flow		249,040,718	7,748,673	5,406,318	20,983,084	474,670	10,114,065	293,767,528

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

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

Changes in the standardized measure of discounted future net cash flows:
2008
Consolidated
RMB’000

Standardized measure, beginning of year	313,926,334
Sales of production, net of royalties and production costs	(85,926,542)
Net change in prices, net of royalties and production costs	(180,109,420)
Extensions discoveries and improved recovery, net of related future costs	16,211,871
Change in estimated future development costs	(20,618,379)
Development costs incurred during the year	28,181,961
Revisions in quantity estimates	(4,466,372)
Accretion of discount	38,268,027
Net change in income taxes	68,114,626
Purchase/(Disposal) of properties	(1,142,744)
Changes in timing and other	(61,162,852)

Standardized measure, end of year	111,276,510

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)
	Consolidated entities	Equity share of equity method investee	2009 Consolidated Entities and equity share of equity method investee
	RMB’000	RMB’000	RMB’000

Standardized measure, beginning of year	111,276,510	696,618	111,973,128
Sales of production, net of royalties and production costs	(67,776,863)	(214,637)	(67,991,500)
Net change in prices, net of royalties and production costs	142,949,041	(130,989)	142,818,052
Extensions discoveries and improved recovery, net of related future costs	28,003,616	-	28,003,616
Change in estimated future development costs	(39,191,345)	(58,962)	(39,250,307)
Development costs incurred during the year	34,950,769	54,113	35,004,882
Revisions in quantity estimates	20,810,699	(67,297)	20,743,402
Accretion of discount	13,199,108	81,539	13,280,647
Net change in income taxes	(32,595,979)	79,138	(32,516,841)
Purchase of properties	267,801	-	267,801
Changes in timing and other	14,356,628	(26,192)	14,330,436

Standardized measure, end of year	226,249,985	413,331	226,663,316

	Consolidate entities	Equity share of equity method investee	2010 Consolidated Entities and equity share of equity method investee
	RMB’000	RMB’000	RMB’000

Standardized measure, beginning of year	226,249,985	413,331	226,663,316
Sales of production, net of royalties and production costs	(124,710,528)	(234,053)	(124,944,581)
Net change in prices, net of royalties and production costs	115,643,704	317,208	115,960,912
Extensions discoveries and improved recovery, net of related future costs	75,809,374	-	75,809,374
Change in estimated future development costs	(46,375,694)	(14,866)	(46,390,560)
Development costs incurred during the year	25,836,856	-	25,836,856
Revisions in quantity estimates	(8,599,175)	65,718	(8,533,457)
Accretion of discount	27,124,800	43,997	27,168,797
Net change in income taxes	(17,909,175)	(37,448)	(17,946,623)
Purchase of properties	18,281,756	-	18,281,756
Changes in timing and other	1,909,366	(47,628)	1,861,738

Standardized measure, end of year	293,261,269	506,259	293,767,528