Form 20-F
period 2011-12-31
CNOOC LTD
filed 2012-04-20
CIK 1095595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

Hua Zhong
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

Shares, par value HK$0.02 per share	44,659,180,984

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

Item 17    ☐   Item 18    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes    ☐   No    ☒

(1)       Not for trading, but only in connection with the registration of American depositary shares.

A.	History and Development	19
B.	Business Overview	21
C.	Organizational Structure	56
d.	Property, plants and equipment	57
ITEM 4A. UNRESOLVED STAFF COMMENTS		57
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		57

B.	Material Modifications to the Rights of Registered Securities by Issuing or Modifying Any Other Class of Securities	108
C.	Withdrawal or Substitution of a Material Amount of the Assets Securing Any Registered Securities	108
D.	Change of Trustees or Paying Agents for Any Registered Securities	109
E.	Use of Proceeds	109
PART III	112
ITEM 17. FINANCIAL STATEMENTS	112
ITEM 18. FINANCIAL STATEMENTS	112
ITEM 19. EXHIBITS	112

TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•	“CNOOC” are to our controlling shareholder, China National Offshore Oil Corporation, a PRC state-owned enterprise, and its affiliates, excluding us and our subsidiaries;

•	“CNOOC Limited” are to CNOOC Limited, a Hong Kong limited liability company and the registrant of this annual report;

•	“Our company”, “Company”, “we”, “our” or “us” are to CNOOC Limited and its subsidiaries;

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 100 shares of par value HK$0.02 per share;

•
“China” or “PRC” are to the People’s Republic of China, excluding for purposes of geographical reference in this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited;

•	“HK$” are to the Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

•	“HKICPA” are to the Hong Kong Institute of Certified Public Accountants;

•	“HKFRS” are to all Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations approved by the Council of the HKICPA;

•	“IASB” are to the International Accounting Standards Board;

•	“IFRS” are to all International Financial Reporting Standards, including International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board;

•	“NYSE” are to the New York Stock Exchange;

•	“Rmb” are to Renminbi, the legal currency of the PRC; and

•	“US$” are to U.S. dollar, the legal currency of the United States of America.

Conventions

We publish our financial statements in Renminbi.  Unless otherwise indicated, we have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 30, 2011 of US$1.00=Rmb 6.2939.  We have also translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Hong Kong dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 30, 2011 of US$1.00=HK$7.7663.  We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 30, 2011, or at all.  For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not add correctly due to rounding of numbers.

For the year 2009 and before, all information relating to our oil and natural gas reserves under our consolidated subsidiaries was based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. For the years 2010 and 2011, approximately 11% and 25%, respectively, of our reserves under our consolidated subsidiaries were evaluated by us independently, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Our reserve data for 2009, 2010 and 2011 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009.

In calculating barrels-of-oil equivalent amounts, for reserves, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from NWS LNG project in Australia and an equity method investee in South America, for which we have assumed that 5,102 and 5,800 cubic feet of natural gas, respectively, equals one BOE. For production, we have used actual thermal unit of each oil and gas field for such conversion purpose.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

•	“API gravity” means the American Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees.

•	“appraisal well” means an exploratory well drilled after a successful wildcat well to gain more information on a newly discovered oil or gas reserve.

•
“condensate” means a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure and exists in the liquid phase at surface pressure and temperature when produced.

•	“crude oil” means crude oil and liquids, including condensate, natural gas liquids and liquefied petroleum gas.

•	“developed oil and gas reserves” are reserves of any category that can be expected to be recovered:

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

•	“LNG” means liquefied natural gas.

•	“natural gas liquids” means light hydrocarbons that can be extracted in liquid form from natural gas through special separation plants.

•	“net wells” means a party’s working interest in wells.

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

•	“PSC” means production sharing contract. For more information about PSC, see “Item 4—Information on the Company—Business Overview—Regulatory Framework in the PRC.”

•	“share oil” means the portion of production that must be allocated to the relevant government entity under our PSCs in the PRC.

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

For further definitions relating to reserves:

•
“reserve replacement ratio” means, for a given year, total additions to proved reserves, which consist of additions from purchases, discoveries and extensions and revisions of prior reserve estimates, divided by production during the year.  Reserve additions used in this calculation are proved developed and proved undeveloped reserves; unproved reserve additions are not used.  Data used in the calculation of reserve replacement ratio is derived directly from the reserve quantity reconciliation prepared in accordance with U.S. Accounting Standards Codification 932-235-50, which reconciliation is included in “Supplementary Information on Oil and Gas Producing Activities” beginning on page F-76 of this annual report.

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

References to:

•	bbls means barrels, which is equivalent to approximately 0.134 tons of oil (33 degrees API);

•	mmbbls means million barrels;

•	BOE means barrels-of-oil equivalent;

•	mcf means thousand cubic feet;

•	mmcf means million cubic feet;

•	bcf means billion cubic feet, which is equivalent to approximately 28.32 million cubic meters; and

•	BTU means British Thermal Unit, a universal measurement of energy.

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

These statements are based on assumptions and analysis made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations, including those associated with fluctuations in crude oil and natural gas prices, our exploration or development activities, our capital expenditure requirements, our business strategy, the highly competitive nature of the oil and natural gas industry, our foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the PRC and overseas.  For a description of these and other risks and uncertainties, see “Item 3—Key Information—Risk Factors.”

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board.

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data and consolidated statement of comprehensive income data as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. As disclosed above under Special Note on the Financial Information and Certain Statistical Information Presented in this annual report, our consolidated financial statements as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 have been prepared and presented in accordance with IFRS.

	Year ended December 31,
	2007	2008	2009	2010(1)	2011	2011
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Statement of Comprehensive Income Data:
Operating revenues:
Oil and gas sales	73,037	100,831	83,914	146,134	189,279	30,073
Marketing revenues	17,397	22,967	20,752	32,446	50,469	8,019
Other income	290	2,179	529	1,456	1,196	190
Total operating revenues	90,724	125,977	105,195	180,036	240,944	38,282

Expenses:
Operating expenses	(8,040)	(9,990)	(12,490)	(15,647)	(18,264)	(2,902)
Taxes other than income tax	(3,657)	(5,150)	(3,888)	(7,109)	(10,332)	(1,642)
Exploration expenses	(3,432)	(3,410)	(3,234)	(5,483)	(5,220)	(829)
Depreciation, depletion and amortization	(7,936)	(10,058)	(15,943)	(26,756)	(30,521)	(4,849)
Special oil gain levy	(6,837)	(16,238)	(6,357)	(17,706)	(31,982)	(5,081)
Impairment and provision	(614)	(1,541)	(7)	(27)	(22)	(3)
Crude oil and product purchases	(17,083)	(22,675)	(20,455)	(32,236)	(50,307)	(7,993)
Selling and administrative expenses	(1,741)	(1,743)	(2,264)	(3,039)	(2,854)	(453)
Others	(185)	(1,307)	(232)	(888)	(835)	(133)
Total expenses	(49,525)	(72,112)	(64,870)	(108,891)	(150,337)	(23,885)

Interest income	673	1,091	638	618	1,196	190
Finance costs	(2,032)	(415)	(535)	(1,122)	(1,707)	(271)
Exchange gains, net	1,856	2,551	54	995	637	101

Investment income	902	476	200	427	1,828	290
Share of profits of associates	719	374	173	199	320	51
Share of profit of a joint venture	–	–	–	199	247	39
Non-operating income/(expenses), net	(7)	(62)	(34)	142	(563)	(89)

Profit before tax	43,310	57,880	40,821	72,603	92,565	14,708
Income tax expense	(12,052)	(13,505)	(11,335)	(18,193)	(22,310)	(3,545)

Profit for the year	31,258	44,375	29,486	54,410	70,255	11,163

Year ended December 31,
2007	2008	2009	2010(1)	2011	2011
Rmb	Rmb	Rmb	Rmb	Rmb	US$
(in millions, except per share and per ADS data)

Earnings per share (basic)(2)	0.72	0.99	0.66	1.22	1.57	0.25
Earnings per share (diluted) (3)	0.72	0.99	0.66	1.21	1.57	0.25
Earnings per ADS (basic) (2)	71.68	99.44	66.01	121.81	157.28	24.99
Earnings per ADS (diluted) (3)	71.48	99.08	65.86	121.39	156.63	24.89

Dividend per share
Interim	0.122	0.175	0.176	0.181	0.204	0.03
Proposed final	0.159	0.176	0.176	0.211	0.227	0.04

	As of December 31,
	2007	2008	2009	2010(1)	2011	2011
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	23,357	19,762	22,615	27,287	23,678	3,762
Available-for sale financial assets	6,688	11,661	8,582	18,940	27,576	4,381
Held-to-maturity financial assets	-	-	-	3,040	23,467	3,729
Current assets	55,732	63,770	70,871	99,384	131,923	20,961
Property, plant and equipment, net	118,880	138,358	165,320	186,678	220,567	35,045
Investments in associates	2,031	1,785	1,727	1,781	2,822	448
Investments in a joint venture	-	-	-	20,823	20,175	3,205
Intangible assets	1,331	1,206	1,230	1,148	1,033	164
Long term available-for-sale financial assets	1,819	1,550	3,120	8,616	7,365	1,170
Total assets	179,793	206,669	242,268	318,430	384,264	61,053
Current loans and borrowings	-	17	122	21,194	19,919	3,165
Current liabilities	21,402	18,799	31,042	68,423	70,216	11,155
Long term loans and borrowings, net of current portion	11,046	13,864	18,570	9,859	18,076	2,872
Total long term liabilities	24,077	27,632	37,291	34,241	51,192	8,133
Total liabilities	45,479	46,431	68,333	102,664	121,408	19,288
Capital stock	41,986	43,078	43,078	43,078	43,078	6,844
Shareholders’ equity	134,315	160,238	173,936	215,766	262,856	41,765

(1)
After the early adoption of IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

(2)
Earnings per share (basic) and earnings per ADS (basic) for each year from 2007 to 2011 have been computed, without considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 43,605,437,212 and 436,054,372, respectively, for 2007, 44,623,856,311 and 446,238,563, respectively, for 2008, 44,669,199,984 and 446,692,000, respectively, for 2009, 44,669,199,984 and 446,692,000, respectively, for 2010 and 44,668,570,359 and 446,685,704, respectively, for 2011, in each case based on a ratio of 100 shares to one ADS.

(3)
Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2007 to 2011 have been computed, after considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by using 43,731,936,869 shares and 437,319,369 ADSs for 2007, 44,786,097,516 shares and 447,860,975 ADSs for 2008, 44,771,714,329 shares and 447,717,143 ADSs for 2009, 44,821,187,466 shares and 448,211,875 ADSs for 2010 and 44,853,615,010 shares and 448,536,150 ADSs for 2011.

	Year ended December 31,
	2007	2008	2009	2010(1)	2011	2011
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(2)	23,895	33,161	39,376	28,332	36,823	5,851
Cash provided by (used for):
Operating activities	38,254	52,489	49,624	70,883	116,171	18,456
Investing activities	(18,327)	(45,735)	(37,307)	(64,203)	(99,036)	(15,733)
Financing activities	(10,799)	(10,129)	(9,403)	(1,610)	(20,246)	(3,217)
Gearing ratio(3)	7.9%	8.0%	9.7%	12.6%	12.6%	12.6%

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

(2)	Capital expenditures paid exclude acquisition capital expenditures.
(3)	Interest bearing debt divided by the sum of interest bearing debt and equity.

The following table sets forth the noon buying rates between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October 2011	6.3547	—	6.3825	6.3534
November 2011	6.3765	—	6.3839	6.3400
December 2011	6.2939	—	6.3733	6.2939
January 2012	6.3080	—	6.3330	6.2940
February 2012	6.2935	—	6.3120	6.2935
March 2012	6.2975	—	6.3315	6.2975

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 30, 2012, the noon buying rate between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Rmb 6.2975 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2007	7.7984	7.8008	7.8289	7.7497
2008	7.7499	7.7814	7.8159	7.7497
2009	7.7536	7.7513	7.7618	7.7495
2010	7.7810	7.7692	7.8040	7.7501
2011	7.7663	7.7793	7.8087	7.7634
October 2011	7.7641	—	7.7884	7.7634
November 2011	7.7730	—	7.7957	7.7679
December 2011	7.7663	—	7.7851	7.7663
January 2012	7.7555	—	7.7674	7.7538
February 2012	7.7551	—	7.7559	7.7532
March 2012	7.7638	—	7.7678	7.7551

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 30, 2012, the noon buying rate between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was HK$7.7638 to US$1.00.

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

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position

Exploring for, developing and acquiring reserves is highly risky and capital intensive. Our exploration and development activities involve inherent risks, including the risk that we will not encounter commercially productive oil or gas reservoirs. In addition, approximately 56.1% of our proved reserves were undeveloped as of December 31, 2011.  Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner.  There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.

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

Mergers and acquisitions may expose us to additional risks and uncertainties

In the past few years, we expanded our operations into Argentina, the U.S., Canada, Uganda and certain other countries through mergers and acquisitions. We may continue to pursue opportunities for mergers and acquisitions to expand our business in the future.

In light of political instability, unexpected changes to fiscal regime and various other factors, there may be uncertainties with respect to the operations of those merged and acquired overseas assets. Therefore, we may not be able to achieve the anticipated economic return. Also, the increase in the scale of our operations may increase our operational risks.

CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates

CNOOC indirectly owned or controlled 64.45% of our shares as of March 31, 2012.  As a result, CNOOC is able to control the composition of the board of directors of our company, or our Board, determine the timing and amount of our dividend payments and otherwise control us. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected.

In addition, we regularly enter into transactions with CNOOC and its affiliates, such as China Oilfield Services Limited, or COSL, Offshore Oil Engineering Co., Ltd, or COOEC, and China BlueChemical Ltd. Some of our transactions with CNOOC and its affiliates constitute connected transactions under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange Listing Rules.  Furthermore, these connected transactions are subject to review by the Hong Kong Stock Exchange and may also be subject to the prior approval of our independent shareholders.  For example, we have obtained the independent shareholders’ approval in respect of certain continuing connected transactions under a comprehensive framework agreement with the CNOOC on November 24, 2010.  If we do not obtain these approvals, we will not be allowed to effect these transactions and our business operations and financial condition could be adversely affected.

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

We may have limited control over our investments in joint ventures and our operations with partners

A quite few of our operations are conducted with partners or in joint ventures in which we may have limited ability to influence or control their operation or future development.  Our limited ability to influence or control the operation or future development of such joint ventures could materially and adversely affect the realization of our target returns on capital and lead to unexpected future costs.

Blowout or other incidents may result in platform explosions, fire accidents and oil spills

Our operations are mainly conducted in challenging or environmentally sensitive locations, in which the consequences of a blowout, spill, explosion, fire or other incidents could be more severe than in other locations. Although we have adopted standard workflow procedures and various measures to control the risks of blowout or other incidents, we cannot assure you that we could avoid the potential losses caused by blowout or other incidents.  If one or more blowout or other incidents occur, platform explosions and fire accidents caused by such incidents may result in casualties, property losses and environmental damages, which may have a material adverse effect on our business, financial condition and results of operation.

We maintain various insurance coverage for our operations against certain types of potential losses. For detailed information on our insurance coverage, see “Item 4. Information on the Company—B. Business Overview— Operating Hazards and Uninsured Risks.” However, our ability to insure against our risks is limited by the availability of relevant insurance products in the market. In addition, we cannot assure you that our insurance coverage is sufficient to cover any losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies timely or at all. If any of our losses is not covered by our insurance policies, or if the insurance compensation is less than our losses or not paid timely, our business, financial condition and results of operations could be materially and adversely affected.

We conduct exploration and development in deepwater areas in both offshore China and overseas by cooperating with our partners and by ourselves. We expect to conduct independent exploration and development in deepwater areas in South China Sea and the Republic of Congo in 2012.

Operations in deepwater are more difficult, risky and costly than in shallower water. Operations in deepwater may require a significant amount of time between the discovery and the initial production, thus increasing the risks involved in these operations.

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

Our controlling shareholder, CNOOC, or its affiliates’ current or future activities in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention to us and possible imposition of sanctions on CNOOC, which could materially and adversely affect our shareholders

We cannot predict the interpretation or implementation of government policy at the U.S. federal, state or local levels with respect to any current or future activities by CNOOC or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions.  Similarly, we cannot predict whether U.S. sanctions will be further tightened, or the impact that such actions may have on CNOOC.  It is possible that the United States could subject CNOOC to sanctions due to these activities.  Certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions, such as Iran and Sudan.  It is possible that the activities of CNOOC or its affiliates may affect the investment in our shares by such U.S. state and local governments and colleges.

It is possible that, as a result of activities by CNOOC or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.

Further, the Iran Sanctions Act, as amended in July 2010, or ISA, and Executive Order (“E.O.”) 13590 of November 20, 2011, authorize the imposition of sanctions on companies that export certain levels of refined petroleum products to Iran; make certain investments in Iran relating to the development of petroleum resources; or provide, sell, or lease goods, services or technology to Iran that could significantly assist Iran in developing petroleum resources, producing refined petroleum or petrochemical products, or importing refined petroleum products. It is possible that CNOOC could engage in activities targeted by ISA or E.O. 13590. If the U.S. President determined that CNOOC in fact engaged in the prohibited activities, he could select from among nine sanctions options available under ISA or E.O. 13590, which range from restrictions on U.S. exports or bank financing to outright blocking of CNOOC’s property within U.S. jurisdiction. If the most extreme sanction, blocking, were applied to CNOOC’s property, including controlled subsidiaries, CNOOC Limited could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

Our business and financial condition may be adversely affected by a severe and prolonged global economic downturn and deteriorating economic conditions

Recent global market and economic conditions have been unprecedented with recession in most major economies. Continued concerns about the systemic impact of a potentially long-term and widespread recession, downgrade of the U.S. credit rating and the sovereign debt crisis in Europe, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to unprecedented volatility levels. We cannot predict the short- and long-term impacts of these events on our business and financial condition, which could be materially and adversely affected.

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

Changes in laws and regulations could have an adverse effect on our operation in overseas

We currently have operations and assets in various foreign countries and regions, including Indonesia, Myanmar, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada  and certain other countries, and may expand our operations into other countries to further enhance our reserve base and diversify our geographic risk profile.

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

War and acts of terrorism could materially and adversely affect us

We have operations and assets in various countries and regions, including Indonesia, Myanmar, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada and certain other countries, some of which are deemed to be with a high degree of political risk.  We face the risks of kidnapping, damage to property and business interruption caused by terrorism activities and strikes.  Acts of terrorism and strikes could materially and adversely affect our business, financial condition and results of operations.

We may be penalized if we fail to comply with existing or future environmental laws and regulations

Our business is subject to environmental protection laws and regulations in the PRC, as well as other jurisdictions where we operate. The environmental laws and regulations to which we are subject may become increasingly strict and have an increasing impact on our operations. Our compliance with such laws or regulations may require us to incur significant capital expenditures or other obligations or liabilities, which could create a substantial financial burden on us. Furthermore, these jurisdictions may impose fees and fines for the discharge of waste substances or serious environmental pollution, and authorize a government, at its discretion, to close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

We have established an enterprise risk management system to identify, evaluate and manage the risks that we face. In addition, to help address various health, safety, security, environmental and operational risks, we have established a comprehensive management system to improve our employees’ awareness of our health, safety and environmental policies in our business operations and strengthen their skills of risk identification and risk management. We also continuously focus on workplace safety and prevention of oil spills or other adverse environmental events. However, there can be no assurance that our management systems and controls will function as intended at all times. Substantial liabilities and other adverse impacts could result if our management systems and controls cannot adequately identify all process safety, personal safety and environmental risks or provide effective mitigations, or that our operations will be able to conform with our management systems and controls at all times.

Risks Relating to the PRC

Changes in PRC laws and regulations could have an adverse effect on our operation

Our operations and assets are mainly in the People’s Republic of China.  The PRC government exercises control over the PRC petroleum industry, including licensing, exploring, producing, distributing, pricing, taxing, importing, exporting and allocating of various resources.  We have benefited from various favorable PRC government policies, laws and regulations that have been enacted to encourage the development of the offshore petroleum industry. We cannot guarantee that the legal and fiscal regimes affecting our businesses will remain substantially unchanged or that we will continue to benefit from favorable PRC government policies.

For instance, in 2011, the State Council of the PRC amended the Provisional Regulation of PRC Resource Tax and as a result, since November 1, 2011, the royalties payable to the PRC government have been replaced by resource tax, currently at 5% of the sales revenues from crude oil and natural gas. For detailed information on the resource tax, see “Item 4. Information on the Company—B. Business Overview—Regulatory Framework in the PRC.”

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

The undertakings from CNOOC will cease to have any effect:

•	if we become a wholly owned subsidiary of CNOOC;

•	if our securities cease to be listed on any stock exchange or automated trading system; or

•	12 months after CNOOC or any other PRC government-controlled entity ceases to be our controlling shareholder.

•	For information on our capital expenditures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Used in Investing Activities.”

B.	BUSINESS OVERVIEW

Overview

We are an upstream company specializing in the exploration, development and production of oil and natural gas. We are the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, we are also one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2011, we had net proved reserves of approximately 3.19 billion BOE, including approximately 0.27 billion BOE under our equity method investees. In 2011, we had a total net oil and gas production of 909,000 BOE per day, including 49,270 BOE per day under our equity method investees (except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees).

Competitive Strengths

We believe that our historical success and future prospects are directly related to a combination of our strengths, including the following:

•	large and diversified asset base with significant exploitation opportunities;

•	sizable operating areas in offshore China with demonstrated exploration potential;

•	successful independent exploration and development track record;

•	access to capital and technology and reduced risks through PSCs in offshore China;

•	competitive cost structure with strong margins; and

•	experienced management team and a high level of corporate governance standard.

Large and diversified asset base with significant exploitation opportunities

We have a large net proved reserve base spread across offshore China and globally. As of December 31, 2011, we had approximately 2.9 billion BOE of net proved reserves under our consolidated subsidiaries. Our core operating area, offshore China, contributed to approximately 2.3 billion BOE, or 77.9%, of our net proved reserves, while overseas contributed to the balance of 22.1%.

In addition to offshore China, we have a diversified global portfolio which provides us with further exploration and exploitation potential. We have a strong track record of successfully acquiring and operating many quality overseas upstream assets worldwide. Currently, we have assets in resource rich countries such as Indonesia, Australia, Nigeria, Uganda, the United States, and Canada.

As of December 31, 2011, approximately 56.1% of our net proved reserves under our consolidated subsidiaries were classified as net proved undeveloped. Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating areas in offshore China with demonstrated exploration potential

We are the dominant oil and gas producer in offshore China, a region that we believe has substantial exploration upside. As of December 31, 2011, our total major exploration areas acreage in offshore China was approximately 256 thousand km2. We believe that offshore China is relatively underexplored, compared to other prolific offshore exploration areas such as the shallow water of the U.S. Gulf of Mexico, providing us with substantial exploration upside.

We have maintained an active drilling exploration program, which continues to demonstrate the exploration potential of offshore China. During 2011, we and our foreign partners have together drilled a total of 93 exploratory wells in offshore China, of which 47 were wildcat wells. During the same year, we and our foreign partners made 13 new discoveries in offshore China.

Successful independent exploration and development track record

We have a strong record of growing our reserves base for oil and natural gas, both independently and with our foreign partners through PSCs. In recent years, we have been adding reserves and production mainly through independent exploration and development. As of the end of 2011, in offshore China, approximately 77.7% of our net proved reserves were independent and approximately 71.8% of our production came from independent projects.

In 2011, in offshore China, our independent exploration resulted in 13 new discoveries. We also successfully drilled 29 appraisal wells. On the development front, in 2011, our major new development projects progressed smoothly with 2 new projects on stream.

Access to capital and technology and reduced risks through PSCs in offshore China

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

For more information about PSC, see “Item 4—Information on the Company—Business Overview—Regulatory Framework in the PRC.”

Competitive cost structure with strong margins

Despite cost escalation in global oil field services and raw materials, we have managed to maintain a competitive cost structure. During 2011, our production cost, not including ad valorem and severance taxes, increased to US$9.25 per BOE from US$7.47 per BOE in 2010 mainly due to higher material prices and service fees.

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

We have a proven track record of complying with a high level of corporate governance standard, which was recognized by the industry. For example, we were awarded the “Corporate Governance Asia Recognition Awards – One of the Best Companies in China” by Corporate Governance Asia in 2011.

Business Strategy

We intend to continue expanding our oil and gas exploration and production activities.  The principal components of our strategy are as follows:

•	focus on reserve and production growth;

•	develop natural gas business; and

•	maintain prudent financial policy.

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as top priority. We plan to increase our reserves through drill bits and value-driven acquisitions. We plan to concentrate independent exploration efforts on major existing operating areas, especially in major areas of offshore China. In the meantime, we plan to continue to enter into joint arrangements with foreign partners to lower capital requirements and exploration risks. In 2011, we achieved a reserve replacement ratio of 158%.

We plan to increase production primarily through the development of proved undeveloped reserves. As of December 31, 2011, approximately 56.1% of our proved reserves were classified as proved undeveloped, which gives us the opportunity to achieve future production growth.

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

Since 2006, our partners made several gas discoveries in deepwater South China Sea, including Liwan 3-1, Liuhua 34-2 and Liuhua 29-1. We expect that our natural gas production would increase with these gas fields on stream.

Maintain prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote the cost consciousness among both our management team and other employees. Also, in our performance evaluation system, cost control is always one of the most important key performance indicators.

Aiming to reduce production cost, we plan to actively promote the regional planning and development of oil and gas field groups and to apply up-to-date drilling, production and offshore engineering technology to our operations.

Currently, we have a strong financial profile with a low gearing ratio. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and fixed charge coverage. We also intend to actively manage our working capital to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts to minimize exposure to foreign exchange rate fluctuations.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

Our reserve data for 2009, 2010 and 2011 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009.

	Year ended December 31,
	2009	2010(1)	2011
Net Production(3):
Oil (daily average bbls/day)	510,303	722,086	708,286
Gas (daily average mmcf/day)	665.8	1,050.1	1,171.7
Oil equivalent (BOE/day)	626,552	902,932	909,000

Net Proved Reserves (end of period):
Oil (mmbbls)	1,667.7	1,719.1	1,873.3
Gas (bcf)	5,944.0	5,944.9	5,627.4
Synthetic Oil (mmbbls)	—	—	87.4
Bitumen (mmbbls)	—	—	8.6
Total (million BOE)	2,658.5	2,710.0	2,921.1
Total with equity method investees (million BOE) (3)	2,662.9	2,998.3	3,190.1
Annual reserve replacement ratio(2)	163%	116%	167%
Annual reserve replacement ratio(3)	162%	202%	158%
Estimated reserve life (years)	11.7	8.5	9.3
Estimated reserve life (years) (3)	11.6	9.1	9.6
Standardized measure of discounted future net cash flow (million Rmb)	226,663	293,768	339,234

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

(2)	For information on the calculation of this ratio, see “Terms and Conventions—Glossary of Technical Terms—reserve replacement ratio.”
(3)	Including our interest in equity method investees.

For the year 2009 and before, all information relating to our oil and natural gas reserves under our consolidated subsidiaries was based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. For the years 2010 and 2011, approximately 11% and 25%, respectively,  of our reserves under our consolidated subsidiaries were evaluated by us independently and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us.  For further information regarding our reserves, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing, production and oil and gas price changes” and “Item 4—Information on the Company—Business Overview—Exploration, Development and Production.”

Summary of Oil and Gas Reserves

The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as of the dates indicated.

	Net proved reserves at December 31,		Net proved reserves at December 31, 2011
	2009	2010(1)	Oil	Natural Gas	Synthetic Oil	Bitumen	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmboe) (2)
Developed
Offshore China
Bohai	560.2	650.9	578.7	325.5	—	—	632.9
Western South China Sea	307.9	289.0	86.5	863.3	—	—	230.4
Eastern South China Sea	143.9	215.0	140.3	438.6	—	—	213.4
East China Sea	2.0	1.5	0.4	47.8	—	—	8.4
Subtotal	1,013.9	1,156.4	805.9	1,675.2	—	—	1,085.1
Overseas
Asia	131.8	110.6	24.0	264.0	—	—	68.0
Oceania	52.6	37.4	6.8	143.0	—	—	34.9
Africa	75.7	57.1	46.4	—	—	—	46.4
North America	9.7	8.3	11.4	56.4	25.2	1.0	47.0
Subtotal	269.8	213.4	88.6	463.4	25.2	1.0	196.3
Total Developed	1,283.7	1,369.8	894.4	2,138.6	25.2	1.0	1,281.4

Undeveloped
Offshore China
Bohai	598.9	468.2	421.7	270.7	—	—	466.9
Western South China Sea	317.4	310.0	164.0	1153.8	—	—	356.3
Eastern South China Sea	187.7	219.1	175.9	783.9	—	—	306.5
East China Sea	72.0	79.2	17.4	255.9	—	—	60.0
Subtotal	1,176.1	1,076.5	779.0	2,464.3	—	—	1,189.7
Overseas
Asia	102.4	108.8	57.8	584.7	—	—	155.3
Oceania	82.0	66.3	12.2	324.8	—	—	75.8
Africa	14.3	88.6	87.3	—	—	—	87.3
North America	—	—	42.7	114.9	62.3	7.6	131.7
Subtotal	198.7	263.7	200.0	1,024.5	62.3	7.6	450.1
Total Undeveloped	1,374.8	1,340.2	979.0	3,488.8	62.3	7.6	1,639.8

TOTAL PROVED	2,658.5	2,710.0	1,873.3	5,627.4	87.4	8.6	2,921.1
Equity method investees	4.4	288.3	196.3	422.0	—	—	269.0
Total with equity method investees	2,662.9	2,998.3	2,069.6	6,049.4	87.4	8.6	3,190.1

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

(2)
In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America and Oceania, for which we have assumed that 5,800 and 5,102 cubic feet of natural gas, respectively, equals one BOE.

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude Oil Reserves

(mmbbls)

	As of December 31,		As of December 31, 2011
	2009	2010(1)	Developed	Undeveloped	Total
Offshore China
Independent
Bohai	675.1	704.3	407.3	321.5	728.9
Western South China Sea	235.3	238.6	73.2	159.2	232.3
Eastern South China Sea	100.8	130.0	97.9	96.9	194.7
East China Sea	17.5	18.9	0.4	17.4	17.8
Subtotal	1,028.7	1,091.8	578.7	594.9	1,173.6
PSCs
Bohai	353.0	293.4	171.4	100.2	271.6
Western South China Sea	23.6	21.4	13.3	4.8	18.2
Eastern South China Sea	90.1	95.1	42.4	79.0	121.4
East China Sea	—	—	—	—	—
Subtotal	466.7	409.9	227.1	184.0	411.2
Combined
Bohai	1,028.2	997.7	578.7	421.7	1,000.4
Western South China Sea	258.9	260.0	86.5	164.0	250.5
Eastern South China Sea	190.9	225.0	140.3	175.9	316.1
East China Sea	17.5	18.9	0.4	17.4	17.7
Subtotal	1,495.5	1,501.6	805.8	778.9	1,584.7
Overseas
Asia	53.8	49.9	24.0	57.8	81.8
Oceania	26.4	20.7	6.8	12.2	19.0
Africa	90.0	145.7	46.4	87.3	133.7
North America	2.0	1.2	11.4	42.7	54.1
Subtotal	172.2	217.5	88.6	199.9	288.6
Total	1,667.7	1,719.1	894.4	978.9	1,873.3
Equity method entities	1.6	197.4	106.1	90.2	196.3
Total with equity method investees	1,669.3	1,916.5	1,000.5	1,069.1	2,069.6

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

Total Net Proved Natural Gas Reserves

(bcf)

	As of December 31,		As of December 31, 2011
	2009	2010(1)	Developed	Undeveloped	Total
Offshore China
Independent
Bohai	785.4	728.3	319.8	268.7	588.5
Western South China Sea	1,953.4	1,806.5	720.0	1,153.8	1,873.9
Eastern South China Sea	838.6	875.6	427.1	364.5	791.6
East China Sea	339.0	370.6	47.8	255.9	303.7
Subtotal	3,916.4	3,780.9	1,514.8	2,042.9	3,557.7
PSCs
Bohai	—	—	5.6	2.0	7.7
Western South China Sea	245.2	227.6	143.3	0.0	143.3
Eastern South China Sea	5.0	378.8	11.4	419.4	430.8
East China Sea	—	—	—	—	—
Subtotal	250.2	606.4	160.4	42.4	581.8
Combined
Bohai	785.4	728.3	325.5	270.7	596.2
Western South China Sea	2,198.6	2,034.1	863.3	1,153.8	2,017.2
Eastern South China Sea	843.6	1,254.3	438.6	783.9	1,222.4
East China Sea	338.9	370.6	47.8	255.9	303.7
Subtotal	4,166.5	4,387.3	1,675.2	2,464.3	4,139.5
Overseas
Asia	1,082.6	1,016.7	264.0	584.7	848.7
Oceania	648.9	498.0	143.0	324.8	467.8
North America	46.0	42.9	56.4	114.9	171.4
Subtotal	1,777.5	1,557.6	463.4	1,024.5	1,487.9
Total	5,944.0	5,944.9	2,138.6	3,488.8	5,627.4
Equity method investees	16.9	527.8	271.8	150.2	422.0
Total with equity method investees	5,960.9	6,472.7	2,410.4	3,639.0	6,049.4

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

Total Net Proved Reserves

(million BOE)

	As of December 31,		As of December 31, 2011
	2009	2010(1)	Developed	Undeveloped	Total
Offshore China
Independent
Bohai	806.0	825.7	460.6	366.3	827.0
Western South China Sea	560.8	539.6	193.1	351.5	544.6
Eastern South China Sea	240.6	275.9	169.0	157.6	326.6
East China Sea	74.0	80.7	8.4	60.0	68.4
Subtotal	1,681.4	1,721.9	831.2	935.4	1,766.6
PSCs
Bohai	353.0	293.4	172.3	100.5	272.8
Western South China Sea	64.5	59.3	37.2	4.8	42.1
Eastern South China Sea	91.0	158.2	44.3	148.9	193.2
East China Sea	—	—	—	—	—
Subtotal	508.5	511.0	253.9	254.3	508.1
Combined
Bohai	1,159.1	1,119.1	632.9	466.9	1,099.8
Western South China Sea	625.4	599.0	230.4	356.3	586.7
Eastern South China Sea	331.5	434.1	213.4	306.5	519.9
East China Sea	74.0	80.7	8.4	60.0	68.4
Subtotal	2,190.0	2,232.9	1,085.1	1,189.7	2,274.8
Overseas
Asia	234.2	219.4	68.0	155.3	223.2
Oceania	134.6	103.7	34.9	75.8	110.7
Africa	90.0	145.7	46.4	87.3	133.7
North America	9.7	8.3	47.0	131.7	178.7
Subtotal	468.5	477.1	196.3	450.1	646.3
Total	2,658.5	2,710.0	1,281.4	1,639.8	2,921.1
Equity method investees	4.4	288.3	152.9	116.1	269.0
Total with equity method investees	2,662.9	2,998.3	1,434.2	1,755.9	3,190.1

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

Proved Undeveloped Reserves

As of December 31, 2011, we had proved undeveloped reserves of 1,639.8 million BOE under our consolidated subsidiaries, including 978.9 million barrels of crude oil, 62.3 million barrels of synthetic oil, 7.6 million barrels of bitumen and 3,488.8 bcf of natural gas, representing an increase of 299.7 million BOE as compared to proved undeveloped reserves of 1,340.1 million BOE as of December 31, 2010.

The changes in our proved undeveloped reserves mainly include:

•	An increase of 264.3 million BOE due to new discoveries and expansions;

•	An increase of 184.2 million BOE due to acquisitions;

•	A decrease of 148.7 million BOE due to proved undeveloped reserves being developed into proved developed reserves;

•	A decrease of 19.1 million BOE due to output.

In 2011, we spent approximately US$1.3 billion on developing proved undeveloped reserves into proved developed reserves. US$1.1 billion, or 84.5%, were spent on 15 major development projects in Bohai East China Sea and Eastern South China Sea in offshore China and the Akpo oilfield in Nigeria. The remaining 15.5% was spent on our domestic infill drilling programs in Bohai and Eastern South China Sea.

As of December 31, 2011, 182.8 million BOE of our proved undeveloped reserves were first booked before 2007. These proved undeveloped reserves were mainly located in East China Sea, Eastern South China Sea and Western South China Sea, including (i) 40.8 million BOE in East China Sea, more than half of which is planned to be developed together with certain new discoveries; (ii) 39.0 million BOE in Eastern South China Sea, including Panyu 34-1 gas field associated with Liwan 3-1 gas field located in the same area that is currently under construction; and (iii) 103.0 million BOE in Western South China Sea, including Yacheng 13-4 gas field associated with Yacheng 13-1 gas field located in the same area that has been supplying gas to Hong Kong for several years. Yacheng 13-4 gas field is expected to commence production in 2012.

Qualifications of Reserve Technical Oversight Group and Internal Controls over Proved Reserves

Since 2001, we have engaged independent third party consulting firms, including Ryder Scott Company, L.P., Gaffney, Cline & Associates (Consultants) Pte Ltd., Lee Keeling and Associates, Inc., and McDaniel & Associates Consultants Ltd. to perform annual estimates for our proved oil and gas reserves under our consolidated subsidiaries. In 2011, the reserves of East China Sea and certain fields, including Suizhong 36-1, Jinzhou 25-1S, Bozhong 28-2S and OML130 were evaluated by us independently, which accounted for approximately 25% of our total net proved reserves.

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

The RMG’s main responsibilities are to:

•	review our reserve policies;

•	review our proved reserves and other categories of reserves; and

•	select our reserve estimators and auditors.

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

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserves Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMG periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 29 years’ experience in oil and gas industry.

Besides engaging third parties to perform annual estimates for most of our reserves, we also implement rigorous internal control system that monitors the entire reserves estimation procedure and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

Exploration, Development and Production

Summary

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or through cooperation with foreign partners by PSCs. As of the end of 2011, approximately 71.4% of the Company’s net proved reserves and approximately 78.9% of its production were located in offshore China.

For independent operations, in recent years, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. As of the end of 2011, approximately 77.7% of the Company’s net proved reserves and approximately 71.8% of its production in offshore China were derived from the independent projects.

For PSC operations, CNOOC, the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China with foreign partners through PSCs. CNOOC has transferred to the Company all its rights and obligations under all the PSCs (except those relating to its administrative functions), including new PSCs that will be signed in the future. As of the end of 2011, the Company had 24 PSCs with 22 partners in force.

Overseas, the Company holds interests in oil and natural gas blocks in Indonesia, Iraq, Australia, Nigeria, Uganda, Argentina, the U.S., Canada and various other countries. As of December 31, 2011, the Company’s overseas net proved reserves and net production accounted for approximately 28.6% and 21.1%, respectively, of the Company’s total net proved reserves and total net production.

Exploration

As the Company’s leading business, the Company has considered exploration work as top priority over the years. In 2011, the Company continued its efforts in exploration and achieved a high record in the amount of investments in exploration, drilling and 3D seismic data collection work. The Company’s exploration work has produced fruitful results as we did in recent years, with a reserve replacement ratio reaching 158%.

In 2011, the Company’s independent exploration made an aggregate of 13 new discoveries and successfully appraised 18 oil and gas structures in offshore China, achieving a success rate of 51-71%. The Company’s PSC partners’ exploration efforts resulted in one successfully appraised oil and gas structure, Liuhua 29-1. Overseas, the Company also achieved remarkable results of 3 new discoveries and 2 successfully appraised oil and gas structures.

To ensure resource replacement, the Company conducted exploration in core areas while continuing to explore new areas and new exploration targets. Rich in oil and gas resources, the core areas are the major fields for exploration work. Benefiting from in-depth knowledge in the geological conditions and reservoir formation mechanism, the Company has recorded a higher success rate in exploration in these areas which are the major sources for its new reserves. During the year of 2011, the new discoveries made in core areas mainly included Kenli 9-1, Bozhong 34-3 and Bozhong 34-4 in Bohai as well as Weizhou 12-1S and Weizhou 11-7N in Western South China Sea.

Regarding exploration activities in new areas and new exploration targets, the Company strengthened regional research and basic research activities during the year of 2011. We focused on certain key technologies, and achieved major breakthroughs in new areas such as shallow lithologic traps with large coverage and high-temperature and high-pressure natural gas.

First, drilling works were carried out in Bohai around the Shijiutuo uplift area and lithologic trap structures with successful appraisals for Qinhuangdao 33-2 and Qinhuangdao 33-3, further expanding the scale of this type of oil and gas reservoirs. Through regional development, the area is expected to grow into a large oilfield group and become an important source of the Company’s future production growth.

This is where the Company achieved a major breakthrough in the exploration of lithologic traps, which changed the direction of the exploration work in Bohai, which used to emphasize on structural traps, and expanded the scope of the exploration area in Bohai.

Secondly, the drilling works of Panyu 10-4W oil and gas structures in Eastern South China Sea revealed significant potential from the shallow formation of the Pearl River Basin. Previous exploration works in the Pearl River Mouth Basin were primarily concentrated on deep formation. Since shallow oil reservoir requires lower drilling costs and has higher economic efficiency, it may become a new breakthrough in the development of the Pearl River Mouth Basin.

Thirdly, the Dongfang 13-1 middle formation of Yinggehai Basin in Western South China Sea was successfully appraised and resulted in higher trial production. The breakthrough in high-temperature and high-pressure natural gas, in particular, is expected to bring a new chapter of exploration of natural gas to the area.

Fourthly, fracturing tests were conducted successfully in the gas reservoir which has low porosity and permeability in East China Sea, creating opportunities for oil and gas reservoirs with low porosity and permeability by bringing a new age of exploration to the area.

These achievements have demonstrated the potentials in offshore China and serve as examples for future exploration work in the area. After getting a better understanding of the geological structure in offshore China, the Company expects the area to continue to be a major source for the Company’s sustainable growth in the future.

In addition, the Company made its first commercial discovery, Wushi 17-2 of Wushi sag, in Western South China Sea, and the area may be developed into a new oil zone. The Company’s successful discovery and appraisal of the oil and gas structures of Enping 23-1 resulted in expansion of Enping sag in Eastern South China Sea. In the deepwater area of the Qiongdongnan Basin, the Company’s partner BG, carried out further appraisals and researches in the area subsequent to the Lingshui 22-1-1 well in 2010.

In 2011, the Company’s major exploratory activities are shown in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D		3D
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China
Bohai	19	20	—	—	4	—	16	—	—	—	6,595	—
Eastern South China Sea	11	3	6	2	2	—	2	2	6,887	3,284	3,431	1,548
Western South China Sea	4	20	3	—	3	—	10	—	5,318	—	4,689	6,092
East China Sea	4	1	—	—	4	—	1	—	6,709	—	1,107	—
Subtotal	38	44	9	2	13	—	29	2	18,914	3,284	15,822	7,640
Overseas	—	—	11	3	—	3	—	2	—	1,362	—	1,128
Total	38	44	20	5	13	3	29	4	18,914	4,646	15,822	8,768

Engineering Construction, Development and Production

The Company had a heavy-loaded engineering construction program with over 10 new projects under construction in 2011. The Company has carefully allocated its operational resources and created synergy among various parties to ensure smooth progress of the projects.

Currently, the Company’s major projects expected to commence production in 2012 include Panyu 4-2/5-1 adjustment project, Weizhou 6-9/6-10, Yacheng 13-4 and Liuhua 4-1. The Company’s other new projects under construction, including Suizhong 36-1 phase II adjustment and Kenli 3-2 regional development, are expected to commence production after 2012 and would support the Company’s medium to long term production growth.

In 2011, the Company faced unprecedented challenges in development and production. Unfavourable factors, such as the suspension of Penglai 19-3 oilfield, the failure of the “Haiyangshiyou 102” single-point mooring system and the impact of typhoons, which occurred more frequently in 2011 than in the previous years, have created significant pressure on the Company’s production. Under such circumstances, the Company has been focusing on the following areas to offset the production shortfall and accomplished its adjusted annual production target:

First, fully maximizing the production capacity of producing oil and gas fields mainly through: keeping the decline rate of matured oilfields at a low level by tracking and conducting research on oil reservoirs as well as applying measures such as infill drilling and stratified water injection  accordingly; appointing daily management and oil wells management and increasing production time efficiency; and strengthening communication to secure the gas demand of downstream users and the normal production of gas fields;

Secondly, managing the production of new projects. The Company had two new projects in offshore China that successfully commenced production in 2011, namely Jinzhou 25-1 and Lufeng 13-2 adjustment project. Overseas, the Company’s newly acquired Eagle Ford shale oil and gas project in the U.S. has contributed to the Company’s production output;

Thirdly, actively responding to emergencies and collaborating with various parties to resume production as soon as possible. Given the failure of the "Haiyangshiyou 102" single-point mooring system, the Company overcame difficulties in technology, resources and construction through detailed rectification programs to promptly resume production of the oilfield; and

Fourthly, minimizing the impact of typhoons. Although the oil and gas fields of the Company were repeatedly impacted by typhoons, the Company’s proactive warning systems and proper deployment of resources ensured the safety of the Company’s oil and gas fields and prevented the typhoons from causing severe harms to the oil and gas fields affected.

In 2011, the Company’s net oil and gas production amounted to 331.8 million BOE. The Company’s growth in production has remained steady in recent years.

In 2011, the Company further identified its strategies for future development and planned to focus on the following key tasks in the next few years:

First, integrating resources so that oil and gas fields can commence production on schedule. From 2012 to 2015, over 30 new oil and gas fields of the Company in offshore China are expected to commence production successfully. To ensure timely commencement of the new projects, the Company strives to coordinate its resources more effectively and to formulate plans for procuring equipment in advance in order to ensure steady progress of the projects;

Secondly, continuing the comprehensive adjustment works on large-scale development of producing oil and gas fields based on oil reservoir research results. Over the next few years, with the commencement of production of the Suizhong 36-1 phase II adjustment, Jinzhou 9-3 adjustment and Qinhuangdao 32-6 adjustment projects, comprehensive adjustment projects are expected to become a major driving force for the Company’s future production growth;

Thirdly, capitalizing on the Company’s concentrated distribution of oil and gas fields in offshore China to promote development in the area so as to share production facilities and enhance economic efficiency. In 2012, the Weizhou 6-9/6-10 project is expected to commence production and become an example to illustrate the success of the Company’s regional development in the area; and

Fourthly, researching and developing technology to improve recovery factor of producing oilfields through application of heavy oil thermal production and fracturing technology on oilfields with low permeability;

Fifthly, strengthening the management of overseas projects and actively coordinating with local partners to ensure the safety and stable production of each project.

The Company will strive to achieve a compound annual growth rate of 6-10% for 2011-2015 and lay a solid foundation for its long-term growth.

Overseas Development

Having secured a foothold in offshore China, the Company has been exploring opportunities overseas by considering resources, returns and risks based on a value-driven acquisition strategy.

In recent years, the Company has made significant progress in overseas development and raised its degree of internationalization to a new high level. From a geographic perspective, the Company’s operations are located in Asia, Africa, Oceania, North America and South America; as for the Company’s resource types, it has shifted from the traditional oil and gas resources to unconventional oil and gas resources such as shale oil and gas as well as oil sands. Overseas reserves, production and oil and gas sales revenue account for 28.6%, 21.1% and 13.7% of the Company’s total reserves, production and oil and gas sales revenue, respectively, thereby becoming an integral part of the Company’s assets.

To address the needs for its overseas business development, the Company focused on strengthening overseas operation management, improving the management structure and increasing human resources in 2011, so as to strengthen the management of overseas assets.

In 2011, the Company’s overseas development achieved the following:

First, expansion of the shale oil and gas business in the U.S. Subsequent to the acquisition of the Eagle Ford project in the U.S. in 2010, the Company purchased a 33.3% undivided interest in the Niobrara project from Chesapeake Energy Corporation at a total consideration of US$1.267 billion. The block has 800,000 net acres.

Secondly, expansion of the oil sands business in Canada. In November 2011, the Company completed the deal of acquiring OPTI Canada Inc., or OPTI, at a consideration of approximately US$2.1 billion. This transaction enables the Company to expand its investment in oil sands which has abundant resource. Through cooperation with the operator Nexen, the Company is able to explore the growth potential of the Long Lake project and three other oil sands leases, which contributes to the reserves and production of the Company in mid to long term.

Thirdly, tapping into the Alberta Basin, a major basin to be developed in East Africa. In March 2011, the Company entered into agreements with Tullow Oil plc to acquire a one-third interest in each of Exploration Areas 1, 2 and 3A in Uganda for approximately US$1.467 billion in cash. The project is expected to become one of Africa’s largest onshore oil and gas development projects in recent years. The deal was closed in February 2012.

In addition, the Company announced in December 2011 the sale of CNOOC ONWJ Ltd., a subsidiary of the Company, for approximately US$212 million to EMP International (BVI) Limited. CNOOC ONWJ Ltd. holds a 36.72% working interest in the Offshore Northwest Java PSC in Indonesia.

In sum, the Company has been actively managing its overseas assets as part of its overseas development. Through flexible strategy, the Company balances and optimizes overseas asset portfolio, having taken the resources, returns and risks into consideration, resulting in a more balanced distribution of overseas assets with reserves and production continuing to increase. Meanwhile, the Company has been taping into the unconventional oil and gas industry of shale oil and gas as well as oil sands on an appropriate scale, which provides a basis of rich resource to sustain future development and helps the Company seize growth opportunities in the future and enhance its development potential.

Regional Overview

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2011, the reserve and daily production volume in Bohai were 1,099.8 million BOE and 426,190 BOE/day, respectively, representing approximately 34.5% and 46.9%, respectively, of the Company’s total reserves and daily production. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai is rich in oil and gas resources and has been one of the Company’s primary areas for exploration and development. In recent years, the Company made several commercial discoveries in this region every year. In 2011, the Company made four successful discoveries in Bohai, namely Qinhuangdao 33-2, Qinhuangdao 33-3, Bozhong 34-3 and Kenli 9-1, all being independent new oil discoveries. In addition, 10 oil and gas structures were successfully appraised, namely Qinhuangdao 33-1 S, Qinhuangdao 33-2, Qinhuangdao 33-3, Kenli 10-1, Bozhong 34-3, Bozhong 34-4, Bozhong 2-1, Jinzhou 20-5, Kenli 6-4 and Qikou 18-2. In 2011, the Company’s significant accomplishments in Bohai included:

First, progress has been made in the exploration of lithologic traps surrounding the Shijiutuo uplift area. After successfully discovering Qinhuangdao 33-1S in 2010, the Company drilled two oil and gas structures at shallow formation, namely Qinhuangdao 33-2 and Qinhuangdao 33-3. These discoveries are all lithologic traps, bringing the exploration in Bohai, which had been focusing on structural traps originally, into a new phase. The area may be developed into a new large-scale oilfield group and become another major hotspot for the Company’s future growth in production.

Secondly, the exploration of the slopes to the south of the Yellow River Mouth sag was successful with a new discovery of Kenli 9-1.

Thirdly, exploration in proximity to the oilfield of Yellow River Mouth sag achieved satisfactory results with a new discovery of Bozhong 34-3.

Benefiting from these new discoveries and successful appraisals coupled with the increase in reserves from rolling exploration and development of existing oil and gas fields, Bohai’s reserve replacement ratio of crude oil was 101.8%, which demonstrates the potential of Bohai as the Company’s core exploration area.

On top of overcoming difficulties including inexorable sea ice at the beginning of the year, malfunction of the “Haiyangshiyou 102” single-point mooring system, oilfield suspension across the whole area due to damaging typhoon “Plum” in the second half of the year, and shutdown of the Penglai 19-3 oilfield, the Company’s production in Bohai remained steady, which was mainly attributable to:

First, the Company explored the potential of producing oil and gas fields to ensure a steady production. As for the Suizhong 36-1 oilfield, the Company continued the implementation of other adjustment measures such as infill drilling to sustain the production growth of this largest independent oilfield in offshore China. By optimizing water injection and increasing the production time efficiency, the Company maintained steady production at Jinzhou 25-1S and Bozhong 34-1 oilfields.

Secondly, through careful integration and coordination of resources, the Company’s new oilfields and new development wells continued to commence production. New development wells at Jinzhou 25-1S oilfield commenced production successfully with increased production; Jinzhou 25-1 oilfield commenced production on time and contributed to its production growth.

Western South China Sea

Western South China Sea is one of the most important natural gas producing areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. As of the end of 2011, the reserves and daily production volume in Western South China Sea reached 586.7 million BOE and 138,712 BOE/day, respectively, representing approximately 18.4% and 15.3%, respectively, of the Company’s total reserves and daily production.

In 2011, the Company had 3 independent new discoveries in Western South China Sea, including Weizhou 12-1S, Weizhou 11-7N and Wushi 17-2 and successfully appraised 5 oil and gas structures.

For the Yinggehai Basin, the Company successfully appraised Dongfang 13-1 middle formation, which had been discovered in 2010, assuring the exploration of natural gas under the high temperature and high pressure environment of Yinggehai, which indicates the existence of large-scale gas field under the high temperature and high pressure condition in Yinggehai. The successful appraisal is expected to bring the exploration of natural gas in the Yinggehai Basin into a new phase.

In addition, the discovery of Wushi 17-2 demonstrated the exploration potential of east Wushi, which may be developed into a new oil zone.

As for development and production, typhoons and the natural decline in certain oil and gas fields have affected the Company’s production, resulting in a slight decrease in the annual production volume. In this case, the Company continued to implement streamlined management, optimization and improved the production processes of all oil and gas fields. Meanwhile, the Company reduced the impact of typhoons and maintenance downtime on its production activities through detailed planning. In addition, through the key offshore facility checks and the integrated management of marine operations, the Company ensured the normal operation of equipment and maintain high production time efficiency.

During the development of the Yacheng 13-4 gas field, the Company applied a series of deepwater gas field development techniques designed for deepwater oil and gas fields by trials and practice and accumulated technologies and experience that are suitable for future deepwater development.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2011, the reserves and daily production volume in Eastern South China Sea reached 519.9 million BOE and 146,864 BOE/day, respectively, representing approximately 16.3% and 16.2%, respectively, of the Company’s total reserves and daily production.

In 2011, the Company continued to achieve positive results from the rolling exploratory activities in Eastern South China Sea with two new independent discoveries, namely Enping 23-1 and Enping 23-2. In addition, the Company successfully appraised two oil and gas structures, namely Liuhua 16-2 and Enping 23-1. These new discoveries and successful appraisals increased the reserves in Enping area and enhanced the economic benefits of development in the area.

In addition, the oil and gas structures of Panyu 10-4W drilled in Eastern South China Sea unveiled that the discovery of Yuehai shallow oil formation may be a breakthrough for development in the Pearl River Mouth Basin, which may bring the oil exploration in Eastern South China Sea into a new phase.

In 2011, the Company overcame adverse conditions such as typhoons. The Company’s net oil and gas production derived from Eastern South China Sea rose steadily, which was attributable to the Company’s active implementation of infill drilling in mature oilfields. The full deployment of enhanced recovery measures helped to increase production. For example, investment in infill drilling of Xijiang 30-2 oilfield has increased the production of the oilfield. In addition, increased gas supply of the Panyu 30-1 gas field to Zhuhai terminal has also contributed to production growth.

Lufeng 13-2 adjustment project commenced production at the end of 2011 and its peak production is expected to reach 33,000 barrels per day. In addition, the Company actively engaged in the development of Panyu 4-2/5-1 adjustment project, which is expected to commence production in 2012. Demonstrating the Company’s large-scale comprehensive adjustment for producing oil and gas fields, these comprehensive adjustment projects commenced production successfully and are expected to become a major driver for future growth in production.

In addition, the Company will actively coordinate with its partners to promote the development and construction of the first large-scale deepwater natural gas project Liwan 3-1 in offshore China.

East China Sea

East China Sea is the least explored area among the Company’s four principal producing regions in offshore China. The typical water depth of the Company’s operation area in this region is approximately 90 meters. As of the end of 2011, approximately 2.2% of the Company’s reserves and 0.6% of the Company’s production were derived from East China Sea.

In 2011, the Company continued to focus on natural gas exploration surrounding the core areas, having four new discoveries and establishing a foundation for future growth in production. The Company has also conducted fracturing test of exploration wells for gas-bearing sands with low porosity and permeability, which achieved positive results and laid a foundation for the exploration of oil and gas reservoirs with low porosity and permeability, bringing the exploration of the area into a new phase.

In 2011, with increasing gas delivery quantity of downstream users, the Company’s production volume in East China Sea increased steadily.

Overseas

Asia

Asia was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets in Asia mainly in Indonesia and Iraq. As of the end of 2011, the reserves and daily production volume derived from Asia (excluding China) reached 223.2 million BOE and 53,872 BOE/day, respectively, representing approximately 7.0% and 5.9%, respectively, of the Company’s total reserves and daily production.

Indonesia

In Indonesia, the Company mainly owns interests in the following contracts: the SES PSC, the Malacca Strait PSC and Poleng Technical Assistance Contract. Among these, the Company is the operator of the SES block and owns approximately 65.54% of its interests. All contracts mentioned above are currently at the production stage.

The Company also owns approximately 13.90% interests in the Tangguh LNG Project in Indonesia. Located in West Papua and comprising three blocks, namely Berau, Muturi and Wiriagar, this project commenced production in 2009.

In addition, the Company owns interests in the following PSCs: the South East Palung Aru PSC, the Batanghari PSC and the Madura Strait PSC.

In May 2011, the West Madura PSC expired and the Company had not entered into the new PSCs thereafter.

In December 2011, the Company announced the sale of CNOOC ONWJ Ltd., a subsidiary of the Company, for approximately US$212 million to EMP International (BVI) Limited, which has a 36.7205% working interest in Offshore Northwest Java PSC in Indonesia. This was an important step for the Company to actively manage overseas assets and optimize its asset portfolio.

In 2011, the Company had 3 new discoveries in Indonesia. All of these discoveries are located in core areas, which can share production facilities with existing oil and gas fields and benefit from economies of scale.

In 2011, considering that most producing oil and gas fields in Indonesia had become mature, as the operator of the SES, the Company adopted various measures to maintain and increase production such as water flooding and infill drilling, in order to keep the decline rate of these mature oilfields at a low level.

Iraq

In 2010, the Company entered into a technical service contract for the development and production of the Missan oilfields in Iraq, according to which the Company acts as the lead contractor and holds 63.75% participating interest.

In 2011, the Company took over the operation of the Missan oilfield group. Scheduled to commence drilling in 2012, the project has been making steady progress with drilling rigs readily available on site. Cost recovery is expected to begin in 2012 and the project is expected to contribute to the Company’s production growth.

For a technical service contract, the cost of operation for the Missan Project is relatively high. Nevertheless, major oil and gas companies in the world have all entered into the exploration and development industry in the Middle East through technical service contracts, demonstrating the common view of the industry in this area.

Other Regions in Asia

The Company owns interests in several blocks in Myanmar, Cambodia and Qatar. These blocks are still under exploration.

Oceania

Currently, the Company’s oil and gas resources in Oceania are all located in Australia. As of the end of 2011, the reserves and daily production volume derived from Oceania reached 110.7 million BOE and 25,195 BOE/day, respectively, representing approximately 3.5% and 2.8%, respectively, of the Company’s total reserves and daily production.

Australia

The Company owns 5.3% of the interests in Australia’s North West Shelf Project. The project has commenced production and is currently supplying gas to customers such as the Dapeng LNG Terminal in Guangdong, China.

In 2011, the North West Shelf Project generated stable production volumes with economic efficiency.

Africa

Africa is one of the Company’s overseas areas with a large reserve base. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2011, the reserves and daily production volume derived from Africa reached 133.7 million BOE and 56,348 BOE/day, respectively, representing approximately 4.2% and 6.2%, respectively, of the Company’s total reserves and daily production.

Nigeria

The Company owns a 45% interest in the OML 130 block in Nigeria, which is a deepwater project and comprises four oilfields, namely Akpo, Egina, Egina South and Preowei. The Akpo oilfield commenced production in March 2009 and has reached its designed peak production capacity.

In 2011, the Company conducted preliminary development work on the other three oilfields including the Egina oilfield together with the operator.

Uganda

In 2011, the Company signed the sale and purchase agreement to acquire one-third interests of Tullow Oil plc in each of Exploration Areas 1, 2 and 3A in Uganda. Exploration Areas 1, 2 and 3A are located at the Lake Albert Basin in Uganda, which is one of the most promising basins with oil and gas resources in Africa.

In February 2012, the Company and Tullow Oil Plc closed the deal. The Company will operate the new Kanywataba exploration license in the former EA 3A, and the Kingfisher production license which was converted due to the discovery in the former EA 3A. Tullow and TOTAL S.A. will operate EA 2 and EA 1, respectively.

Other Regions in Africa

Besides Nigeria and Uganda, the Company also owns interests in several blocks in Equatorial Guinea, the Republic of Congo and Algeria. These blocks are currently under exploration.

North America

The Company holds interests in oil and gas blocks in the U.S., Canada as well as Trinidad and Tobago in North America. In addition, the Company also holds interests in MEG Energy Corporation (“MEG”) in Canada. As of the end of 2011, the Company’s reserve and daily production volume derived from North America reached 178.7 million BOE and 9,096 BOE/day, respectively, representing approximately 5.6% and 1.0%, respectively, of the Company’s total reserves and daily production.

The U.S.

The Company has acquired a 33.3% interest in each of the two shale projects in the U.S., namely the Eagle Ford project, which is located in South Texas with 600,000 net acres, and the Niobrara project, which is located in northeast Colorado and southeast Wyoming with 800,000 net acres. The operator of these projects is Chesapeake.

The Eagle Ford project commenced production in 2011 and achieved a steady increase in production volume. The Company plans to work with the operators to fine tune various operations, including drilling, fracturing as well as midstream and downstream construction in order to increase production. Meanwhile, the Niobrara project is being actively developed.

The development of shale oil and gas has become one of the growth areas for the world’s oil and gas exploration and development. The Company expects that participation in such business could help it to achieve sustainable growth and create value for its shareholders.

In addition, the Company participates in the drilling of four deepwater exploration wells at the Gulf of Mexico, and owns several exploration blocks in Alaska.

Canada

In 2005, the Company acquired part of the shares of MEG in Canada. In August 2010, MEG’s shares started trading on the Toronto Stock Exchange in Canada, resulting in a large appreciation of the value of the Company’s interest in MEG. Currently, the Company owns 14.2% of the shares of MEG.

In 2011, the Company completed the acquisition of equity interest in OPTI, an oil sands producer in Canada. The major assets acquired included a 35% working interest in Long Lake and three other oil sands projects located in the Athabasca region of northeastern Alberta.

The Long Lake project is currently at the production stage and is expected to contribute to the Company’s production with approximately 10,000 barrels per day in 2012. Currently, the Company has deployed engineers and managers to participate in the development and management of the project.

Canada is a prime location in the world with rich oil sands resources. Since oil sands are expected to become one of the new growth areas of oil and gas exploration and development in the future, the Company expects that making a foothold in the region could help to achieve sustainable growth of the Company.

In addition, the Company also owns a 60% interest in the Northern Cross (Yukon) Ltd., which owns oil and gas blocks in the Yukon area in Canada.

Trinidad and Tobago

In 2009, the Company acquired a 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago. The 2C block commenced production of crude oil in 2005. The natural gas field commenced production in 2011, leading to a significant increase in the production volume.

South America

The Company mainly holds a 50% interest in Bridas Corporation. The Company’s interest in this project is accounted by the equity method. As of the end of 2011, the Company’s reserves and daily production volume derived from South America reached 266.4 million BOE and 46,877 BOE/day, respectively, representing approximately 8.4% and 5.2%, respectively, of the Company’s total reserves and daily production.

Argentina

In March 2010, the Company announced to reorganize Bridas into a 50-50 joint venture with BEH for approximately US$3.1 billion in cash. With the completion of the transaction, each of the Company and BEH holds a 50% interest in Bridas, and makes management decisions jointly. Bridas holds a 40% interest in Pan American Energy in Argentina, or PAE.

Through its affiliates (including the interest in PAE), Bridas maintains oil and gas exploration and production activities in Argentina. Following the acquisition, the Company has deployed senior management staff to participate in the daily management of Bridas. In 2011, the enhanced recovery measures of Bridas’ major producing blocks took effect and kept production stable, making a significant contribution to the production growth of the Company.

In November 2010, Bridas and BP PLC (“BP”) entered into a share purchase agreement under which Bridas proposed to acquire the 60% interests in PAE held by BP. In November 2011, Bridas sent to BP a letter to terminate the agreement. As a result of the termination, the Company would continue its participating interest in PAE through Bridas in accordance with the original co-management arrangement with BEH.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales price and average production cost (excluding ad valorem and severance taxes) in the years of 2009, 2010 and 2011.
	Net Production			Average Sales Price		Average Production Cost
	Total	Oil	Gas	Oil	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/Mmcf)	(US$/ BOE)
2011
Offshore China
Bohai	426,190	405,682	123.0	—	—	—
Western South China Sea	138,712	72,006	390.4	—	—	—
Eastern South China Sea	146,864	120,563	157.8	—	—	—
East China Sea	3,453	339	18.7	—	—	—
Subtotal	715,219	598,590	689.9	109.59	5,305	8.50
Overseas
Asia	53,872	17,427	218.7	115.09	5,647	19.91
Oceania	25,195	5,382	101.1	104.58	3,230	8.48
Africa	56,348	56,348	—	111.74	—	8.03
North America	9,096	4,836	25.6	93.46	4,481	15.78
Subtotal	144,511	83,993	345.3	110.86	4,850	12.98
Total	859,730	682,582	1,035.2	109.75	5,153	9.25
Equity method investees	49,270	25,704	136.5	—	—	—

2010(1)
Offshore China
Bohai	429,008	408,946	120.4	—	—	—
Western South China Sea	145,274	84,116	354.0	—	—	—
Eastern South China Sea	144,712	121,454	139.5	—	—	—
East China Sea	972	53	5.5	—	—	—
Subtotal	719,966	614,569	619.4	77.74	4,963	6.77
Overseas
Asia	58,421	20,892	225.2	79.53	3,790	17.17
Oceania	27,217	6,210	107.0	77.65	3,252	7.17
Africa	62,609	62,609	—	79.05	—	6.51
North America	709	709	—	85.32	—	20.23
Subtotal	148,956	90,419	332.2	79.06	3,614	10.91
Total	868,922	704,988	951.6	77.93	4,494	7.47
Equity method investees	34,010	17,097	98.4	—	—	—

2009
Offshore China
Bohai	267,079	253,884	79.2	—	—	—
Western South China Sea	120,745	72,605	275.4	—	—	—
Eastern South China Sea	126,765	118,395	50.2	—	—	—
East China Sea	1,057	63	6.0	—	—	—
Subtotal	515,646	444,947	410.8	59.88	4,440	7.23
Overseas
Asia	45,555	22,163	140.3	55.57	3,350	17.10
Oceania	26,337	6,228	102.4	59.69	3,184	6.94
Africa	35,591	35,591	—	69.77	—	8.72
North America	767	767	—	69.45	—	13.66
Subtotal	108,250	64,749	242.7	65.60	3,280	11.85
Total	623,896	509,696	653.5	60.61	4,009	8.04
Equity method investees	2,656	607	12.3	—	—	—

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2009, 2010 and 2011.

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2011
Offshore China
Independent
Bohai	39	21	18	106	106	—
Western South China Sea	24	13	11	8	8	—
Eastern South China Sea	14	4	10	19	19	—
East China Sea	5	5	—	—	—	—
Subtotal	82	43	39	133	133	—
PSCs
Bohai	3	3	—	72	72	—
Western South China Sea	0.5	0.5	—	1.0	1.0	—
Eastern South China Sea	2	2	—	4.5	4.5	—
East China Sea	2.5	2.5	—	2.5	2.5	—
Subtotal	8.0	8.0	—	79.5	79.5	—
Overseas
Asia	5.0	3.7	1.3	10.0	10.0	—
Oceania	—	—	—	—	—	—
Africa	—	—	—	1.8	1.8	—
North America	0.3	0.2	0.1	145.0	145.0	—
Subtotal	5.3	3.9	1.4	156.8	156.8	—
2010
Offshore China
Independent
Bohai	30	24	6	177	177	—
Western South China Sea	31	14	17	18	18	—
Eastern South China Sea	13	10	3	15	15	—
East China Sea	7	4	3	—	—	—
Subtotal	81	52	29	210	210	—
PSCs
Bohai	—	—	—	93	93	—
Western South China Sea	—	—	—	3	3	—
Eastern South China Sea	—	—	—	12	12	—
East China Sea	—	—	—	3	3	—
Subtotal	—	—	—	110	110	—
Overseas
Asia	0.9	—	0.9	12	12	—
Oceania	—	—	—	—	—	—
Africa	1.4	—	1.4	2	2	—
North America	—	—	—	—	—	—
South America	—	—	—	—	—	—
Subtotal	2.3	—	2.3	14	14	—

2009
Independent
Offshore China
Bohai	39	25	14	162	162	—
Western South China Sea	27	8	19	17	17	—
Eastern South China Sea	10	4	6	11	11	—
East China Sea	1	1	—	—	—	—
Subtotal	77	38	39	190	190	—
PSCs
Bohai	—	—	—	67.9	67.9	—
Western South China Sea	—	—	—	1.2	1.2	—
Eastern South China Sea	—	—	—	6.7	6.7	—
East China Sea	—	—	—	0.3	0.3	—
Subtotal	—	—	—	76.1	76.1	—
Overseas
Asia	8.5	1.3	7.2	11.9	11.9	—
Oceania	3.0	—	3.0	—	—	—
Africa	—	—	—	6.3	6.3	—
North America	—	—	—	—	—	—
Subtotal	11.5	1.3	10.2	18.2	18.2	—

Present Activities

The following tables set forth our present activities as of December 31, 2011.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai	6	6	352	310.7
Western South China Sea	12	12	22	22
Eastern South China Sea	6	4.5	—	—
East China Sea	3	1.5	—	—
Subtotal	27	24	374	332.7
Overseas
Asia	4	2.5	30	16
Oceania	—	—	—	—
Africa	2	0.9	1	0.5
North America	31	10.0	—	—
Subtotal	37	13.4	31	16.5

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2011.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai	1,531	1,296.6	28	28	2,146	2,146	42,062	42,062
Western South China Sea	175	162.2	70	62.7	1,663	1,663	73,388	73,388
Eastern South China Sea	261	210.5	16	12.6	1,714	1,714	55,424	55,424
East China Sea	—	—	15	7.5	—	—	85,413	85,413
Subtotal	1,967	1,669.4	129	110.7	5,523	5,523	256,286	256,286
Overseas
Asia	516	298.4	19	6.3	19,297	7,720	61,353	55,500
Oceania	—	—	48	2.5	3,950	209	—	—
Africa	18	8.1	—	—	1,295	583	8,445	2,947
North America	1,573	523.7	4	0.5	1,529	511	7,702	3,429
Subtotal	2,107	830.2	71	9.3	26,071	9,023	77,500	61,876
Total	4,074	2,500	200	120	31,594	14,546	333,786	318,316

The gross acreage disclosed above includes the total number of acres in major blocks that we own an interest. The net acreage includes our wholly owned interests and the sum of our fractional interests in gross acreage.

Delivery Commitment

We have certain delivery commitments under the take-or-pay contracts for sales of natural gas. In 2011, the annual sales from our largest gas contract contributed to only approximately 1.1% of our total oil and gas sales. Moreover, total revenues from gas sales account for less than 5.2% of our total revenues in 2011. Therefore, we believe that we did not have any material delivery commitment as of the end of 2011.

Sales and Marketing

Sales of Crude Oil

The Company sells its crude oil produced in offshore China to the PRC market through CNOOC China Limited, its wholly owned subsidiary. The Company sells its crude oil produced overseas to international and domestic markets through China Offshore Oil (Singapore) International Pte Ltd, also its wholly owned subsidiary.

The Company’s crude oil sale prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay Renminbi. The Company currently sells three types of crude oil in China, namely light crude, medium crude and heavy crude which are benchmarked by Tapis, Daqing, and Duri, respectively. The Company’s major customers in China are CNOOC, Sinopec and PetroChina.

In 2011, the international crude oil market continued to be affected by contingencies and geopolitical tensions, with the international oil prices (Brent) staying at high levels most of the time. Meanwhile, the upgrading of refineries in Asia in recent years increased the refining capacity of heavy oil; the earthquake and tsunami in Japan, coupled with the escalation of conflicts in the Middle East and North Africa regions, further boosted the benchmark crude oil prices in the Far East. Overall, the demand for crude oil, product oil and fuel oil in Asia remained strong and further pushed up the oil prices in the Far East in 2011.

Capturing the opportunities of strong demand for crude oil in China and the higher benchmark oil prices in the Far East, the Company has been closely monitoring market movements and meeting the customers’ demand to keep the Company’s average realized oil price at a higher level. In 2011, the Company’s average realized oil price was US$109.75/barrel, representing an increase of 40.8% year over year.

The table below sets forth the sales and marketing volumes in offshore China for each of these types of crude oil for the periods indicated.

	Year ended December 31,
		2009	2010	2011
Sales and Marketing Volumes (mmbbls)(1)	Benchmark Prices
Light Crude	APPI(2) Tapis(3)	12.6	11.3	12.4
Medium Crude	Daqing OSP(4)	94.9	121.8	114.4
Heavy Crude	ICP Duri(5)	109.3	148.6	136.6

(1)	Includes the sales volumes of us and our foreign partners under production sharing contracts.
(2)	Asia Petroleum Price Index.
(3)	Tapis is a light crude oil produced in Malaysia.
(4)	Daqing official selling price. Daqing is a medium crude oil produced in northeast China.
(5)	Duri is a heavy crude oil produced in Indonesia. The Indonesian crude price (“ICP”) Duri has been the sole benchmark price for heavy crude since 2006.

Sales of Natural Gas

The Company’s natural gas sales prices are determined by the Company’s negotiations with its customers. The Company’s natural gas sales agreements are generally long-term contracts, which normally provide the periodic price adjustment mechanism. The Company’s natural gas customers are primarily located on the southeastern coast of China, including Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, and China BlueChemical Ltd.

The LNG sourced by the Company from the North West Shelf Project in Australia and the Tangguh LNG Project in Indonesia is mainly based on long-term supply contracts and is sold to various customers in the Asia-Pacific region, including LNG Terminals in Guangdong Dapeng and Fujian Putian, China.

In 2011, the Company’s average realized gas price was US$5.15/Mcf, representing a 14.7% increase over the previous year, which is mainly benefitted from: (i) the Company’s negotiation with major customers that increased the sales price after the PRC government raised the onshore natural gas benchmark price in the first half of 2010; (ii) higher price for natural gas from oil and gas fields that have commenced production recently; (iii) higher sales price for certain production of Tangguh LNG in Indonesia in the spot market.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2009	2010	2011
Average Realized Prices
Crude Oil (US$/bbl)	60.61	77.93	109.75
Natural Gas (US$/mcf)	4.01	4.49	5.15

West Texas Intermediate (US$/bbl)	61.99	79.49	95.08

The international benchmark crude oil price, West Texas Intermediate, was US$98.83 per barrel as of December 31, 2011 and US$103.02 per barrel as of March 31, 2012.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2009	2010(1)	2011
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	80,198	133,631	185,671
Revenues sourced outside the PRC	24,997	46,405	55,273
Total revenues	105,195	180,036	240,944
% of revenues sourced outside the PRC	23.8%	25.8%	22.9%

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

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

Research and Development

In 2011, the Company continued to focus on the R&D of exploration, development and engineering of offshore oil and gas to secure stable growth in reserves and production. The Company has applied certain research findings to the operations and generated positive results, and one of the exploration research findings was honored with the Second-Class State Technological Progress Award of China in 2011.

Major Scientific Project Development

With a view to strengthening the Company’s key technologies and proactively developing technologies for the Company’s sustainable development in the mid to long term, the Company has established a number of major projects on key technologies in 2011, mainly focusing on major technology aspects including: new areas and technologies for offshore oil exploration, efficient development and enhancement of oil recovery of offshore oilfield, deepwater oilfield development projects and exploration and development for low porosity and low permeability oil and gas fields.

In addition, the Company has been engaged for a number of Chinese national research projects such as “Formation and exploration technologies of large and medium-sized offshore oil and gas fields”, and has made steady progress in 2011.

Innovative Development of Key Technologies

To provide strong technical support for new discoveries of oil and gas reserves and to maintain and increase oil and gas production, the Company increased the research and application of its exploration development technology in 2011. By using the new technology combined with exploration, drilling and testing, the Company successfully conducted drilling at the Bozhong 21-2-1 wildcat, the deepest exploratory well in Bohai, at a depth of 5,141 meters with the discovery of natural gas, which substantially expanded the exploration territory of Buried Hill Structure in Bohai.

Oil pipeline acidizing technology was first applied to the horizontal wells in the Bohai oilfield, which effectively reduced pollution and improved the production capacity. In the Suizhong 36-1 oilfield, blockage removal technology for horizontal wells has been successfully applied to six production wells, enhancing the osmotic pressure of oil pay with increased yield.

In addition, the Company’s drilling and construction works achieved innovative technology breakthroughs. The Yacheng 13-1 gas field achieved a success in well completion technology of high temperature and ultra-low pressure drilling, ensuring safe drilling operations with significant difference in drilling pressure.

Health, Safety and Environmental Protection, or HSE

As an offshore exploration and production company, the Company faces significant operational risks and always emphasizes on HSE. The Company promotes the philosophy and culture of HSE among its employees. The Company strives to establish a comprehensive management system to improve the employees’ awareness of HSE during operations and strengthen their risk identification and risk management skills.

Facing the complex situation of safety and environmental protection, the Company continued to improve the management system and promote intrinsic safety management while strengthening inspection and training as well as improving emergency response in 2011.

In 2011, the Company continued to enhance the risk identification and control on HSE and tried to identify and prevent key risks. The Company conducted investigations on four branches in China and timely rectified the potential risks identified in respect of certain safety and environmental protection issues. The Company prepared a report to summarize the self-examination results of all business units.

The Company conducted safety inspections on all oil and gas fields as well as the production facilities to prevent the potential risks identified. In addition, the Company has further improved the stipulations on the operational safety and environmental protection on well drilling and completion.

The Company has also imposed HSE standards on its service contractors. To further regulate the safety management of helicopters, the Company renewed the engagement of professional assessment companies to conduct safety checks on helicopter contractors. The contractors were required to rectify all problems identified.

In order to improve the emergency response capability, the Company’s headquarters conducted numerous professional trainings in areas such as safety certifications and safety supervision in 2011. More than 400 person-times of employees participated in these trainings. Further, over 30,000 person-times of staff members and contractors attended the professional trainings conducted by various branches of the Company.

In 2011, there was no accident causing critical casualties. The Company’s Occupational Safety and Health Administration (“OSHA”) statistics maintained at a good level, and the Company’s performance continued to improve.

Review on oil spill accidents of Penglai 19-3 oilfield

Penglai 19-3 oilfield, located in Bohai, is an oilfield operated under a PSC, pursuant to which COPC is the operator and responsible for the daily operations of the oilfield.

According to the report from the operator, a seepage of oil from the seabed was found near Platform B in early June 2011. It was also observed in mid June that a small-scale influx occurred in one of the wells being drilled in Platform C, resulting in another oil spill.

After the accident occurred, the Company, in accordance with the provisions provided in related contracts and agreements and upon the request of the operator, initiated the emergency response plan and deployed numerous personnel and resources to assist and support the operator on the oil spill follow-up work.

On July 13, 2011, the operator informed the Company that the State Oceanic Administration of the PRC (“SOA”) requested the operator to suspend production from Platforms B and C until the risk of oil spill has been eliminated.

On September 2, 2011, the SOA ordered the operator to suspend water injection, drilling and oil and gas production operations (the “Three Suspensions”) at the entire Penglai 19-3 oilfield; to take effective measures to continue screening out the potential oil spill risks, seal all sources of oil spillage and complete the cleanup work in a timely manner; to recompose the Oceanic Environmental Impact Assessment (“EIA”) for the development of Penglai 19-3 oilfield and, upon further approval on the EIA, to resume the operations gradually; to revise the Overall Development Plan (“ODP”), and the “Three Suspensions” will only be lifted after the approval of the ODP.

On September 12, 2011, CNOOC announced that it approved the Depressurization Plan and Sealing Plan of the operator.

On November 11, 2011, the SOA announced the investigation conclusion made by the joint investigation team of the government that, “ConocoPhillips China Inc. violated the Overall Development Plan during the production operation on Penglai 19-3 oilfield, had defects in its procedures and management, and did not take necessary measures after obvious accident signs emerged, which altogether eventually resulted in an accident involving liabilities, causing significant oceanic pollution by oil spill.”

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

We also carry third-party liability insurance policies to cover (i) claims made against us by or on behalf of individuals who are not our employees in the event of personal injury or death and (ii) legal liabilities for environmental damages resulting from our onshore and offshore activities, including oil spills.  In addition, we impose contractual requirements upon our contractors to purchase insurance policies that cover their liabilities for the personal injuries of their own employees.  Our contractors are obligated to indemnify us against such claims.

As of December 31, 2011, we paid an annual insurance premium of approximately US$85 million and US$52 million for operational insurance and all risk construction insurance, respectively, to maintain our insurance coverage.  We believe that our level of insurance is adequate and customary for the PRC petroleum industry and international practices.  However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs.  See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Extreme weather conditions may have a material adverse impact on us and could result in losses that are not covered by insurance.”

We have purchased a number of insurance policies with varying policy limits to meet our risk management requirements and cover our potential liabilities in the event that any of our rigs is involved in an explosion or similar event at any of our offshore locations.  The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions.  We currently have 70 insurance policies in effect in 2011, including 56 for operational insurance and 14 for construction insurance. The coverage under operational insurance policies and construction insurance policies are subject to policy limits of US$18.9 billion in aggregate and US$3.2 billion in aggregate, respectively. The coverage under operator’s extra-expense and third-party liabilities insurance policies are mainly subject to policy limits of US$20 million to US$40 million for each and every occurrence. The deductible for each insurance policy mainly ranges from US$2 million to US$5 million for different types of insurance policies.

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

As part of our business strategy, we intend to expand our natural gas business to meet rapidly increasing domestic demand.  Our principal competitors in the PRC natural gas market are PetroChina and Sinopec.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2009		2010(1)		2011
	Rmb in millions	%	Rmb in millions	%	Rmb in millions	%
Independent operations	44,657	42.5	85,916	47.7	114,630	47.6
Joint-arrangements	48,598	46.2	79,183	44.0	97,006	40.3
Trading businesses	20,752	19.7	32,446	18.0	50,469	20.9
Unallocated and elimination	(8,812)	(8.4)	(17,509)	(9.7)	(21,161)	(8.8)
Total operating revenues	105,195	100.0	180,036	100.0	240,944	100.0

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

We are mainly engaged in the exploration, development, production and sales of crude oil and natural gas primarily in offshore China.  For the year ended December 31, 2011, approximately 77.1% of our total revenue was sourced in the PRC.  Our overseas activities are mainly conducted in Indonesia, Myanmar, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada and other countries.

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

Fiscal Regimes for Independent Operations

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

Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

•	production taxes at the rate of 5% on independent production and production under PSCs;

•	export tariffs at the rate of 5% on the export value of petroleum oil;

•	business tax at the rates of 3% to 5% on other income;

•	city construction tax at the rates of 1% or 7% on the actual paid production taxes and business tax;

•	educational surcharge at the rate of 3% on the actual paid production taxes and business tax;

•	local educational surcharge at the rate of 2% on the actual paid production taxes and business tax; and

•
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived from oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011, which replaced the royalties for oil and gas fields except for those under production sharing contracts signed before November 1, 2011.

We calculate our deferred tax to account for the temporary differences between our tax base, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting base, which is prepared in accordance with applicable financial reporting requirements.  The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling.  As of December 31, 2009, 2010 and 2011, we had Rmb 7,439.6 million, Rmb 6,841 million and Rmb 5,488 million (US$871 million), respectively, in net deferred tax liabilities. See note 12 to our consolidated financial statements included elsewhere in this annual report.

Royalty

Royalties paid to the PRC government are based on our gross production from both independent operations and oil and gas fields under PSCs.  The amount of the royalties varies up to 12.5% based on the annual production of the relevant property.  The PRC government has provided us,, among other companies,  with a royalty exemption in each field for up to one million tons, or approximately seven million BOE, per year for our crude oil production and for up to 2 billion cubic meters (approximately 70.6 billion cubic feet or 11.8 million BOE) per year for our natural gas production.  The limits in these exemptions apply to our total production from both independent properties and properties under PSCs.

In 2011, the State Council of the PRC amended the Provisional Regulation of PRC Resource Tax. As a result, since November 1, 2011, the royalties payable to the PRC government have been replaced by resource tax, currently at 5% of the sales revenues from crude oil and natural gas.  The PSCs which are signed before November 1, 2011 are not affected by the amendment of the Provisional Regulation of PRC Resource Tax and we continue to pay royalties to the PRC government for these PSCs.

Special Oil Gain Levy

In March 2006, the PRC government imposed a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales of locally produced crude oil by an oil exploration and production company at a price which exceeds US$40 per barrel.  In December 2011, the PRC government increased the threshold of the special oil gain levy from US$40 per barrel to US$55 per barrel, with effect from November 1, 2011. The special oil gain levy is collected on a quarterly basis. For the years ended December 31, 2009, 2010 and 2011 we incurred approximately Rmb 6.4 billion, Rmb 17.7 billion and Rmb 32.0 billion (US$5.08 billion) for the Special Oil Gain Levy.  As international oil prices, the exchange rate of Renminbi and our crude oil production fluctuate, we cannot ascertain the full impact of the Special Oil Gain Levy going forward.

The current rates of the special oil gain levy are shown in the table below:

Realized Oil Price (US$/bbl)	Rate of the Levy
55-60 (Include 60)	20%
60-65 (Include 65)	25%
65-70 (Include 70)	30%
70-75 (Include 75)	35%
Above 75	40%

In addition, the PRC government imposed an export tariff of 5% on crude oil in November 2006.

Fiscal Regimes for PSC Operations

The PRC government encourages foreign participation in offshore oil and gas exploitation. Currently, international oil and gas companies can only undertake offshore oil and gas exploitation activities in China after they have entered into a PSC with CNOOC.

Under our PSCs, production of crude oil and gas is allocated among us, the foreign partners and the PRC government according to a formula contained in the contracts.  Under this formula, a percentage of production under our PSCs is allocated to the PRC government as its share oil.

When exploitation operations in offshore China are conducted through a PSC, the operator of the oil or gas field must submit a detailed evaluation report and an overall development plan to a joint management committee established under the PSC upon the discovery of commercially viable oil and gas reserves. The plan must be subsequently confirmed by CNOOC and approved by the PRC government before the parties to the PSC begin the commercial development of the oil and gas field.

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

Production Sharing Formula. A chart illustrating the production sharing formula under our PSCs is shown below.

Percentage of annual gross production	Allocation
5.0%	Production tax payable to the PRC government(1)

0.0% — 12.5%(2)	Royalty oil payable to the PRC government(3)
5.0%	Resource tax payable to the PRC government(3)
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

32.5%(4)
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

(3)
As a result of the amendment to the Provisional Regulation of PRC Resource Tax by the State Council of the PRC, effective November 1, 2011, the royalties payable to the PRC government have been replaced by resource tax for new PSCs. Pre-existing PSCs are not affected.

(4)	The ratio “X” is agreed in each PSC based on commercial considerations and ranges from 8% to 100%.

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

We and our foreign partners have joint ownership in all of the assets purchased, installed or constructed under the PSCs until either the foreign partners have fully recovered their development costs, or upon the expiration of the production period under the PSCs. After that, CNOOC will assume ownership of all of the assets under the PSCs, and our foreign partners and we retain the exclusive right to use the assets during the production period.

Abandonment Costs. Any party to our PSCs shall pay its share of the abandonment cost when such party either abandons the production of an oil field or gas field during a production period or when the production period of the oil field or gas field expires.

Regulatory Framework in Overseas

We are subject to other fiscal regimes in the foreign countries and regions where we conduct operations, including Indonesia, Myanmar, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada and certain other countries. See “Item 4—Information on the Company—Business Overview—Overseas.”

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

In Australia, the U.S., Canada and Argentina, we conduct our operations through exploration and production permits, licenses or leases. We, as one of the title owners under these permits, licenses or leases, are required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the landowner, in most of cases in the form of royalty, severance tax and other payments, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs are deductible for the purpose of income tax calculation in accordance with local tax regulations.

Taxation

Taxes paid and payable by our non-PRC subsidiaries and jointly controlled entities include royalties, duties and export tariffs, as well as taxes levied on petroleum related income, profits and budgeted operating and capital expenditures.

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

The PRC environmental laws require offshore petroleum developers to pay abandonment costs.  Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2009, 2010 and 2011 of approximately Rmb 11,281.1 million, Rmb 15,825.3 million and Rmb 24,964.3 million (US$3,966.4 million), respectively.

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

Employees and Employee Benefits

During the years ended December 31, 2009, 2010 and 2011, we employed 4,019 persons, 4,650 persons and 5,377 persons, respectively.  Of the 5,377 employees we employed as of December 31, 2011, approximately 71.7% were involved in oil exploration, development and production activities, approximately 5.5% were involved in accounts and finance work and the remainder were senior management, coordinators of PSCs, safety and environmental supervisors and others. Workers for the operation of the oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

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

As of December 31, 2011, our Indonesian subsidiaries employed 797 employees, including 41 expatriates. We provide benefits to expatriates that we believe to be in line with customary international practices.  Our local staffs in Indonesia enjoy welfare benefits mandated by Indonesian labor laws.

For further details regarding retirement benefits, see note 30 to our consolidated financial statements included elsewhere in this annual report.

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations.  We devote significant resources to train our employees.  During 2011, we held approximately 6,492 training workshops, which were attended by approximately 72,782 participants.  To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market.  In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

C.	ORGANIZATIONAL STRUCTURE

CNOOC indirectly owned or controlled an aggregate of approximately 64.45% of our shares as of March 31, 2012.  Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association.  Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly-held subsidiaries as of March 31, 2012 and notes our significant indirectly-held subsidiaries.

(1)	Overseas Oil & Gas Corporation, Ltd. also directly owns five shares of our company.
(2)
Owner of our overseas interests in oil exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited (Bermuda), CNOOC Exploration & Production Nigeria Limited (Nigeria) and CNOOC NWS Private Limited, and our joint venture, Bridas Corporation.

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

(6)	CNOOC International Limited transferred its shares in OOGC America, Inc. to CNOOC Limited on November 22, 2011.

D.	PROPERTY, PLANTS AND EQUIPMENT

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

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

	Year ended December 31,
	2009	2010(1)	2011
Average net realized prices:
Crude oil (US$ per bbl)	60.61	77.93	109.75
Natural gas (US$ per mcf)	4.01	4.49	5.15

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

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

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2009	2010	2011
Net production of crude oil (bbl/day) (1)	509,696	722,086	708,286
Net production of natural gas (mmcf/day) (1)	653.5	1,050.1	1,171.7

(1)	Including our interest in equity method investees.

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

Reserves Estimation

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Company’s oil and gas properties has been impaired.

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission’s rules, the Company uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

Impairment of Non-Financial Assets other than Goodwill

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

The calculations of recoverable amount of assets require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change, which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible assets. The Company monitors internal and external indicators of impairment relating to its tangible and intangible assets.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Company, liabilities assumed by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. For each business combination, the Company elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition costs incurred are expensed and included in administrative expenses.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Company’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

Joint Arrangements

Certain of the Company’s activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint Operations

Some arrangements have been assessed by the Company as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Company’s interests in production sharing arrangements and certain jointly-controlled entities.

Joint Venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Company’s investments in joint ventures are stated in the consolidated statement of financial position at the Company’s share of net assets under the equity method of accounting, less any impairment losses.

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

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2009		2010(1)		2011
	(Rmb in millions, except percentages, production data and prices)
Revenues:
Oil and gas sales:
Crude oil	77,383	73.6%	135,558	75.3%	176,703	73.3%
Natural gas	6,531	6.2%	10,576	5.9%	12,576	5.2%
Total oil and gas sales	83,914	79.8%	146,134	81.2%	189,279	78.6%

Marketing revenues	20,752	19.7%	32,446	18.0%	50,469	20.9%
Other income	529	0.5%	1,456	0.8%	1,196	0.5%
Total revenues	105,195	100.0%	180,036	100.0%	240,944	100.0%

Net production (million BOE) (2):
Crude oil	186	81.7%	263.6	80.0%	258.5	77.9%
Natural gas	41.7	18.3%	66	20.0%	73.3	22.1%
Total net production	227.7	100.0%	329.6	100.0%	331.8	100.0%
Average net realized prices:
Crude oil (US$ per bbl)	60.61		77.93		109.75
Natural Gas (US$ per mcf)	4.01		4.49		5.15

(1)
After the early adoption of IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

(2)	Including our interest in equity method investees.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated statement of comprehensive income as a percentage of total revenues:

	Year ended December 31,
	2009	2010(1)	2011
Operating Revenues:
Oil and gas sales	79.8%	81.2%	78.6%
Marketing revenues	19.7%	18.0%	20.9%
Other income	0.5%	0.8%	0.5%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(11.9)%	(8.7)%	(7.6)%
Taxes other than income tax	(3.7)%	(3.9)%	(4.3)%
Exploration expenses	(3.1)%	(3.0)%	(2.2)%
Depreciation, depletion and amortization	(15.2)%	(14.9)%	(12.7)%
Special oil gain levy	(6.0)%	(9.8)%	(13.3)%
Impairment and provision	0.0%	0.0%	0.0%
Crude oil and product purchases	(19.4)%	(17.9)%	(20.9)%
Selling and administrative expenses	(2.2)%	(1.7)%	(1.2)%
Others	(0.2)%	(0.5)%	(0.3)%
	(61.7)%	(60.5)%	(62.4)%

	Year ended December 31,
	2009	2010(1)	2011

Interest income	0.6%	0.3%	0.5%
Finance costs	(0.5)%	(0.6)%	(0.7)%
Exchange gain, net	0.1%	0.6%	0.3%
Investment income	0.2%	0.2%	0.8%
Share of profits of associates	0.2%	0.1%	0.1%
Share of profit of a joint venture	0.0%	0.1%	0.1%
Non-operating income (expenses), net	0.0%	0.1%	(0.2)%
Profit before tax	38.8%	40.3%	38.4%
Income tax expense	(10.8)%	(10.1)%	(9.3)%
Profit for the year	28.0%	30.2%	29.2%

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

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

Our share of the oil and gas sales of unconsolidated investees is not included in our revenues, but our share of the profit or loss of this investee is included as part of our share of profits of associates and a joint venture as shown in our consolidated statements of comprehensive income.

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

The U.S. and Canada

The oil and gas sales from the U.S. consist of our participating interest in the properties of the Eagle Ford project and the Niobrara project.

In respect of oil and gas products derived from Canada, our share of sales is recognized when the ownership of products is transferred at the plant gate. The revenue is calculated net of royalties. In respect of power generated, our share of sales is recognized when the excess power starts to leave the plant gate.

2011 versus 2010

Consolidated net profit

Our consolidated net profit increased 29.1% to Rmb 70,255 million (US$11,162.4 million) in 2011 from Rmb 54,410 million in 2010. The primary driving factor for the profit increase was higher realized prices. However, this positive factor was partially offset by higher special oil gain levy, higher income tax payments due to higher realized prices, and higher operating expenses and depreciation.

Revenues
	Year ended December 31,
	2011	2010(1)	Change	Change (%)
Oil and gas sales (Rmb million)	189,279	146,134	43,145	29.5%
Crude oil	176,703	135,558	41,145	30.4%
Natural gas	12,576	10,576	2,000	18.9%
Sales volume (million BOE)	314.0	316.6	(2.6)	(0.8%)
Crude oil (million barrels)	249.3	256.7	(7.4)	(2.9%)
Natural gas (bcf)	378	347	31	8.8%
Realized prices
Crude oil (US$/barrel)	109.75	77.93	31.82	40.8%
Natural gas (US$/mcf)	5.15	4.49	0.66	14.7%
Net production (million BOE)	331.8	329.6	2.2	0.7%
China	261.9	263.6	(1.7)	(0.6%)
Overseas	69.9	66.0	3.9	5.9%

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

The increase of our oil sales was primarily due to higher oil prices achieved by adopting adaptive marketing policies in the circumstance of higher benchmark oil prices affected by worldwide political conditions and strong domestic demand for crude oil in China. Although our production and sales of crude oil were affected by the Penglai 19-3 oil spill accidents and suspension of production of the OML130 project, we still achieved our production and sales goals set at the beginning of 2011 by expanding capacity of other oilfields and managing the production of new projects.

The increase of our gas sales was primarily due to increase of gas prices. Having seized the opportunities from the increase of spot market prices for gas in Southeast Asia due to the earthquake in Japan, we increased our gas sales in the spot market in 2011. In addition, in consideration of the development of domestic natural gas market, we have been adjusting our natural gas prices for customers through negotiations since the second half of 2010.

In 2011, our oil and gas production was 331.8 million BOE (including our interest in equity-accounted investees), of which offshore China and overseas operations contributed 261.9 million BOE and 69.9 million BOE, respectively. The overseas production accounted for 21.1% of our total net production in 2011, compared with 20.0% in 2010.

In 2011, our net marketing profit, which is marketing revenues less costs of purchases, decreased 22.9% to Rmb 162 million (US$25.7 million) from Rmb 210 million in 2010, mainly because we had no trading activities in Indonesia in 2011 as the gas production in Indonesia already met the need for the year. Our realized marketing profit margin, which is our marketing profit calculated as a percentage of marketing revenues, decreased from 0.7% in 2010 to 0.3% in 2011, primarily due to a lower profit margin of fixed premium trading, which was caused by the increase in sales volume when oil price was higher in 2011.

Operating expenses

Our operating expenses increased 16.7% to Rmb 18,264 million (US$2,901.9 million) in 2011 from Rmb 15,647 million in 2010. Operating expenses per BOE increased 18.0% to Rmb 58.2 (US$9.25) per BOE in 2011 from Rmb 49.3(US$7.47) per BOE in 2010. Operating expenses per BOE offshore China increased 19.7% to Rmb 53.5 (US$8.50) per BOE in 2011 from Rmb 44.7(US$6.77) per BOE in 2010. These increases were mainly attributable to the increase in raw material prices and supplier service fees as well as the increased operation workload on workover. In addition, due to the extreme weather and other exceptional events, our HSE and maintenance costs also increased accordingly. Overseas operating expenses per BOE increased 13.6% to Rmb 81.7 (US$12.98) per BOE in 2011 from Rmb 72.0 (US$10.91) per BOE in 2010, primarily contributed by higher operating cost of newly acquired oil sands projects, increased prices of fuel and other resources in Southeast Asia, as well as increased repair cost and reduced production as a result of the equipment failure of OML130 AKPO oilfield.

Taxes other than income tax

Our taxes other than income tax increased 45.3% to Rmb 10,332 million (US$1,641.6 million) in 2011 from Rmb 7,109 million in 2010, primarily as a result of increased tax payments due to the increase in higher realized oil and gas prices, as well as payment of resource tax for operations in offshore China since November 2011.

Exploration expenses

Our exploration expenses decreased 4.8% to Rmb 5,220 million (US$829.4 million) in 2011 from Rmb 5,483 million in 2010, primarily as a result of our continuously enhancing exploratory activities including more wells being drilled and more seismic data being acquired. In 2011, we acquired 18,914 km 2D seismic data, as well as 15,822 km2 3D seismic data, representing an increase of 4,935 km2 from 2010. Our continuing efforts in exploration has led to a series of important discoveries on reserves. In addition, the discovery rate maintained at a high level. Our independent exploration activities consisted of 82 exploration wells, relatively the same as in 2010. Dry hole expenses decreased 33.5% to Rmb 1,986 million (US$315.5  million) in 2011 from Rmb 2,985 million in 2010.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 14.1% to Rmb 30,521 million (US$4,849.3 million) in 2011 from Rmb 26,756 million in 2010. Our average depreciation, depletion and amortization per barrel, excluding the dismantlement-related depreciation, depletion and amortization, increased 9.8% to Rmb 86.9 (US$13.81) per BOE in 2011 from Rmb 79.1 (US$11.98) per BOE in 2010, mainly attributable to the commencement of production on new oil and gas fields as well as comprehensive adjustment projects in recent years, which were developed under the environment of increasing prices of raw materials and services over the past few years. Meanwhile, we conducted comprehensive inspections on production safety conditions of the oil and gas fields offshore China, increased preventive maintenance, and put off some workload on stabilization and improvement of production performance, which led to dynamic variations of the production of some oil and gas fields in offshore China and the resulting downward adjustment of related proved reserve estimates.

The dismantlement-related depreciation, depletion and amortization costs increased 96.0% to Rmb 3,258 million (US$517.6 million) in 2011 from Rmb 1,662 million in 2010. Our average dismantling costs per barrel increased 98.1% to Rmb 10.38 (US$1.65) per BOE in 2011 from Rmb 5.24 (US$0.77) per BOE in 2010. The main reason for these increases was because, according to the PRC government’s filing requirement for domestic oil and gas fields abandonment schemes, the estimation methods for the abandonment of oil and gas fields were comprehensively adjusted in 2011, and projected service fees and raw material prices were raised further.

Special Oil Gain Levy

Our Special Oil Gain Levy increased 80.6% to Rmb 31,982 million (US$5,081.4 million) in 2011 from Rmb 17,706 million in 2010, primarily as a result of our increased sales volume and higher realized oil prices in offshore China. Benefiting from the PRC government’s increase in the levy threshold from US$40 to US$55 (effective November 2011), our Special Oil Gain Levy is expected to decrease in the future.

Impairment and provision

Our impairment and provision decreased 18.4% to Rmb 22 million (US$3.5 million) in 2011 from Rmb 27 million in 2010, primarily due to the inventory provision during the year.

Selling and administrative expenses

Our selling and administrative expenses decreased 6.1% to Rmb 2,854 million (US$453.5 million) in 2011 from Rmb 3,039 million in 2010 mainly due to the decrease of commission expenses for acquisition projects. Our selling and administrative expenses per barrel decreased 5.1% to Rmb 9.10 (US$1.45) per BOE in 2011 from Rmb 9.58 (US$1.41) per BOE in 2010.

Finance costs/Interest income

Our finance costs increased 52.1% to Rmb 1,707 million (US$271.2 million) in 2011 from Rmb 1,122 million in 2010, primarily due to the increase in unwinding of discount on provision for dismantlement in 2011. Our interest income increased 93.5% to Rmb 1,196 million (US$190.0 million) in 2011 from Rmb 618 million in 2010, mainly as a result of more interest earned from the enlarged scale of banking deposits and the increased effective interest rates.

Exchange gains, net

Our net exchange gains decreased 35.9% to Rmb 637 million (US$101.2 million) in 2011 from Rmb 995 million in 2010, primarily as a result of the decrease in the size of dividends receivable from a subsidiary.

Investment income

Our investment income increased 328.2% to Rmb 1,828 million (US$290.4 million) in 2011 from Rmb 427 million in 2010, primarily attributable to the increase in investments on corporate wealth management products and the optimization of investment portfolios under the condition that the products and portfolios are of good liquidity and low risk.

Share of profits of associates/a joint venture

Contributed by good performance of our associated companies/joint venture, our share of profits of associates/a joint venture increased 42.4% to Rmb 567 million (US$90.1 million) in 2011 from Rmb 398 million in 2010.

Income tax expense

Our income tax expense increased 22.6% to Rmb 22,310 million (US$3, 544.7 million) in 2011 from Rmb 18,193 million in 2010, primarily as a result of the increase in revenues and profit due to the increase of average realized oil and gas prices. Our effective tax rate decreased to 24.1% in 2011 from 25.1% in 2010, mainly attributable to the tax benefit obtained in the mechanism of investment tax credit applied to OML130 project in Nigeria, which had better profitability this year.

2010 versus 2009

Consolidated net profit

Our consolidated net profit increased 84.5% to Rmb 54,410 million in 2010 from Rmb 29,486 million in 2009. The primary driving factors for the profit increase were higher production and sales volume, higher realized prices, and effective operating cost control. However, these positive factors were partially offset by higher special oil gain levy, higher income tax payments due to production volume and higher realized prices, and higher depreciation.

Revenues

Our oil and gas sales increased 74.1% to Rmb 146,134 million in 2010 from Rmb 83,914 million in 2009, mainly due to the substantial increase in oil and gas production and higher realized oil prices. We sold 256.7 million barrels of crude oil in 2010, representing an increase of 37.3% from 186.9 million barrels in 2009. Sales volume of our natural gas increased 43.6% to 59.8 million BOE (347 bcf) in 2010 from 41.7 million BOE (238 bcf) in 2009. In 2010, our oil and gas production was 329.6 million BOE, of which offshore China and overseas operations contributed 263.6 million BOE and 66.0 million BOE, respectively. The overseas production accounted for 20.0% of our total net production in 2010, compared with 17.3% in 2009.

The average realized crude oil price increased by US$17.32 per barrel, or 28.6%, to US$77.93 per barrel in 2010 from US$60.61 per barrel in 2009. The average realized natural gas price increased by US$0.48/mcf, or 12.0%, to US$4.49/mcf, in 2010 from US$4.01/mcf, in 2009. In 2010, having taken the opportunities arising from strong domestic demand for crude oil in China and the higher benchmark oil price in the Far East, we have achieved higher realized oil prices by closely monitoring the market movements and understanding the customers’ needs. On the other hand, based on the development of the domestic natural gas market, we raised the natural gas sales prices for certain customers through negotiations, which improved the overall natural gas prices.

In 2010, our net marketing profit, which is marketing revenues less costs of purchases, decreased 29.3% to Rmb 210 million from Rmb 297 million in 2009. Our realized marketing profit margin, which is our net marketing profit calculated as a percentage of marketing revenues, decreased from 1.4% in 2009 to 0.7% in 2010, primarily due to less willingness to purchase oil at increasing prices by our major customers.

Operating expenses

Our operating expenses increased 25.3% to Rmb 15,647 million in 2010 from Rmb 12,490 million in 2009. Apart from the commencement of production of new oil and gas fields, the increase of operating expenses is also mainly attributable to the intensive operation workload of the existing producing fields. Operating expenses per BOE decreased 10.0% to Rmb 49.3 per BOE in 2010 from Rmb 54.8 per BOE in 2009. Operating expenses per BOE offshore China decreased 9.5% to Rmb 44.7 per BOE in 2010 from Rmb 49.4 per BOE in 2009. The decrease is attributable to the economies of scale resulted from the increase in oil and gas production. Overseas operating expenses per BOE decreased 11.0% to Rmb 72.0 per BOE in 2010 from Rmb 80.9 per BOE in 2009, primarily contributed by increased production percentage from low-cost oil and gas fields, such as Akpo oilfield in OML130.

Taxes other than income tax

Our taxes other than income tax increased 82.8% to Rmb 7,109 million in 2010 from Rmb 3,888 million in 2009, primarily as a result of increased tax payments due to the increase in oil and gas production and higher realized oil and gas prices.

Exploration expenses

Our exploration expenses increased 69.5% to Rmb 5,483 million in 2010 from Rmb 3,234 million in 2009, primarily as a result of our continuously enhancing exploratory activities including more wells being drilled and more seismic data being acquired. In 2010, our independent exploration activities consisted of 48 wildcat wells and 33 appraisal wells. Meanwhile, we acquired 22,598 km 2D and 10,887 km2 3D seismic data in 2010. The continuing efforts made on the above mentioned items brought up a series of important discoveries on reserves.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 67.8% to Rmb 26,756 million in 2010 from Rmb 15,943 million in 2009. Our average depreciation, depletion and amortization per barrel increased by 20.6% to Rmb 84.4 per BOE in 2010 from Rmb 70.0 per BOE in 2009, mainly attributable to the commencement of production on new oil and gas fields in 2009 and 2010, which were developed under the environment of increasing prices of raw materials and services over the past few years.

The dismantlement provisions related depreciation, depletion and amortization costs increased  78.9% to Rmb 1,662 million in 2010 from Rmb 929 million in 2009. Our average dismantling costs per barrel increased 28.4% to Rmb 5.24 per BOE in 2010 from Rmb 4.08  per BOE in 2009. In addition to the new oil and gas fields and higher projected service fees and raw material prices, the increase in dismantlement cost is also attributable to the increased dismantlement obligations as a result of re-evaluation of expected work commitments.

Special Oil Gain Levy

Our Special Oil Gain Levy increased 178.5% to Rmb 17,706 million in 2010 from Rmb 6,357 million in 2009, primarily as a result of our increased sales volume and higher realized oil prices offshore China.

Impairment and provision

Our impairment and provision increased 285.7% to Rmb 27 million in 2010 from Rmb 7 million in 2009, primarily due to the inventory provision during the year.

Selling and administrative expenses

Our selling and administrative expenses increased 34.2% to Rmb 3,039 million in 2010 from Rmb 2,264 million in 2009, mainly due to the increased selling expenses resulting from the higher sales volume, and the commission expenses incurred in 2010 for the acquisitions of new projects. Our selling and administrative expenses per barrel decreased 3.6% to Rmb 9.58 per BOE in 2010 from Rmb 9.94 per BOE in 2009, primarily as a result of the economies of scale from increased production.

Finance costs/Interest income

Our finance costs increased 109.7% to Rmb 1,122 million in 2010 from Rmb 535 million in 2009, primarily due to the interest payment from additional debt obligations as well as the increase in unwinding of discount on provision for dismantlement in 2010. Our interest income slightly decreased 3.1%  to Rmb 618 million in 2010 from Rmb 638 million in 2009.

Exchange gains, net

Our net exchange gains increased 1,742.6% to Rmb 995 million in 2010 from Rmb 54 million in 2009, primarily as a result of the exchange rate fluctuation in Renminbi during the year. In 2010, the exchange rates of Renminbi against U.S. dollar and Hong Kong dollar increased 3.1% and 3.5%, respectively.

Investment income

Our investment income increased 113.5% to Rmb 427 million in 2010 from Rmb 200 million in 2009, primarily attributable to the increased investments on corporate wealth management products under the condition that the products are of good liquidity and low risk.

Share of profits of associates/a joint venture

Contributed by good performance of our associated companies and acquisition of Bridas, our share of profits of associates/a joint venture increased 130.1% to Rmb 398 million in 2010 from Rmb 173 million in 2009.

Income tax expense

Our income tax expense increased 60.5% to Rmb 18,193 million in 2010 from Rmb 11,335 million in 2009, primarily as a result of the increase in revenues and profit due to the increase of sales volume and average realized oil and gas prices. Our effective tax rate decreased to 25.1% in 2010 from 27.7% in 2009, primarily as a result of the tax benefit obtained in 2010 of OML130 project in Nigeria.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash during 2011 was cash flow from operating activities. We used cash primarily to fund capital spending program and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2009	2010(1)	2011
	(Rmb in millions)
Cash generated from (used for):
Operating activities	49,624	70,883	116,171
Investing activities	(37,307)	(64,203)	(99,036)
Financing activities	(9,403)	(1,610)	(20,246)
Net increase/(decrease) in cash and cash equivalents	2,914	5,070	(3,111)

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

Cash Generated from Operating Activities

In 2011, the increase in cash inflow from operating activities was mainly attributable to higher realized oil and gas prices.

Cash Used in Investing Activities

In 2011, the increase in cash outflow from investing activities was mainly due to the payments of (1) Rmb 6,896 million for the acquisition of OPTI Canada Inc., (2) Rmb 4,838 million for the acquisition of a 33.3% undivided interest in the Denver-Julesburg and Powder River Basins, and (3) Rmb 6,758 million to fund 75% of Chesapeake’s share of development costs pursuant to a commitment made at the acquisition of the Eagle Ford Shale project.

In 2011, our capital expenditures (other than for the acquisitions mentioned above) increased 30.0% to Rmb 36,823 million (US$5,850.6 million), primarily as a result of the increase in exploration activities and the continuous development of projects under construction. Our development expenditures in 2011 primarily related to the development of the Eagle Ford Shale project, the OML130 project, Lufeng 13-2, Jinzhou 25-1S, Yacheng13-4 and Liuhua 4-1, as well as the expenses incurred for improving recovery factors of the oilfields in production.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale and held-to-maturity financial assets of Rmb 206,266 million (US$32,772.4 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale and held-to-maturity financial assets in the amount of Rmb 177,467 million (US$28,196.7 million), and from the increase of Rmb 12,500 million (US$1,986.0 million) in time deposits with maturity of more than three months.

For 2012, we have budgeted approximately US$10.9 billion for capital expenditures for exploration and development. The following table sets forth actual or budgeted capital expenditures on an accrual basis for our key operating areas for the periods indicated.

	Year ended December 31,
	2009(1)	2010(1) (3)	2011(1)	2011(1)	2012(2)
	(Rmb million)			(US$ million)
Offshore China
Bohai
Development	23,425.2	14,802.1	8,400.9	1,334.8	2,003.3
Exploration	2,919.7	2,480.1	3,120.7	495.8	563.1
Western South China Sea
Development	4,675.4	2,337.6	2,847.5	452.4	703.3
Exploration	1,388.1	1,774.2	2,060.4	327.4	326.6
Eastern South China Sea
Development	2,874.6	4,484.5	11,474.7	1,823.1	2,511.4
Exploration	1,146.1	1,634.1	1,934.0	307.3	377.3
East China Sea
Development	81.5	137.0	362.9	57.7	148.3
Exploration	264.0	512.8	716.1	113.8	146.1
Others
Development	—	—	-	-	455.2
Exploration	130.4	137.8	180.1	28.6	40.8
Subtotal	36,905.0	28,300.2	31,097.2	4,940.8	7,275.4
Overseas
Development	4,373.5	3,620.6	8,061.9	1,280.9	3,170.6
Exploration	1,435.8	865.4	1,351.4	214.7	436.4
Subtotal	5,809.3	4,486.0	9,692.3	1,495.6	3,607.0
Total	42,714.3	32,786.2	40,510.5	6,436.5	10,882.4

(1)	Figures for 2009, 2010, and 2011 represent our actual spending for capital expenditure purposes, including expensed exploration costs.
(2)	Figures for 2012 represent our budgeted capital expenditures.
(3)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

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

Cash Used in Financing Activities

In 2011, the increase in net cash outflow from financing activities was mainly due to the distribution of dividends of Rmb 20,877 million (US$3,317.0 million), the repayment of bank loans of Rmb 10,259 million (US$1,630.0 million) and the redemption of OPTI First Lien notes of Rmb 5,321 million (US$845.4 million). It was partially offset by the cash inflow of Rmb 18,132 million (US$2,880.9 million) from the proceeds of issuance of financial notes and from the bank borrowings.

At the end of 2011, our total outstanding debt was Rmb 37,995 million (US$6,036.8 million), compared to Rmb 31,053 million at the end of 2010. The increase in debt in 2011 was primarily attributable to the issuance of guaranteed notes of US$2 billion. Our gearing ratio, which is defined as interest bearing debt divided by the sum of interest-bearing debt plus equity, was 12.6%.

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt (including the current portion) outstanding as of December 31, 2011.

	Debt maturities (principal only)
	Original currency	Total Rmb	Total US$
Due by December 31,	US$	equivalents	equivalents
	(in millions, except percentages)
2012	592.0	3,726.1	592.0
2013-2015	319.9	2,013.4	319.9
2016-2017	102.7	646.7	102.7
2018 and beyond	2,487.2	15,654.4	2,487.2
Total	3,501.8	22,040.6	3,501.8
Percentage of total debt	58.0%	58.0%	58.0%

In January 2011, we, through CNOOC Finance (2011) Limited, our wholly owned subsidiary, issued US$1,500 million 4.25% guaranteed notes due 2021 and US$500 million 5.75% guaranteed notes due 2041. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by us.

As of March 31, 2012, we had total foreign currency debt of US$7,509.5 million, all of which is in U.S. dollars.

As of December 31, 2011, we had unutilized banking facilities amounting to approximately Rmb 160,579.8 million (US$25,513.6 million) as compared to Rmb 179,029.5 million as of December 31, 2010.

In 2009, 2010 and 2011, we paid dividends totaling Rmb 15,747.1 million, Rmb 15,893.8 million and Rmb 18,392.4 million (US$2,922.3 million) (before PRC withholding tax deducted), respectively.  The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant.  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2012.  However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.  See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our future prospects largely depend on our capital expenditures, which are subject to various risks.”

Holding Company Structure

We are a holding company.  Our entire oil and gas exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly owned subsidiary in the PRC.  Our entire oil and gas exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, or directly owned by our company itself.  International sales of crude oil and natural gas are conducted by China Offshore Oil (Singapore) International Pte Ltd, our wholly owned subsidiary incorporated in Singapore.  Accordingly, our future cash flows will consist principally of dividends from our subsidiaries.  The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation.  For example, legal restrictions in the PRC permit payment of dividends only out of profit determined in accordance with PRC accounting standards and regulations.  In addition, under PRC law, CNOOC China Limited is required to set aside a portion of its profit each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively.  Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Impact of Recently Issued Accounting Standards

IFRS and HKFRS

We have adopted the IFRS as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2011 have been prepared in due compliance with both IFRS and HKFRS.

The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that, are first effective for the current accounting year commencing January 1, 2011 or later, but available for early adoption. The equivalent new and revised HKFRSs and HKFRS Interpretations consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

Standards, revisions and amendments to IFRSs and HKFRSs which are applicable to the Company, and have been adopted for the first time for the current year’s financial statements are summarized as following:

Mandatorily adopted as of January 1, 2011:

IAS 24 (Revised) /HKAS 24 (Revised) – Related Party Disclosures, clarifies and simplifies the definition of related parties. The revised standard also introduces an exemption from the general related party disclosure requirements for transactions with a government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. IAS24 (Revised)/HKAS 24 (Revised)are effective for annual periods beginning on or after January 1, 2011.

Other than the impact of IAS 24 (Revised)/HKAS 24 (Revised) as discussed above, the mandatory adoption of effective IFRS and HKFRS has had no significant financial effect on the consolidated financial statements.

Early adopted before the mandatory effective dates:

IFRS 10/HKFRS 10 – Consolidated Financial Statements, which replaces the portion of IAS 27/HKAS 27 that addresses the accounting for consolidated financial statements. It establishes a single control model that applies to all entities. It requires management to exercise significant judgement to determine which entities are controlled, and therefore are required to be consolidated by a parent. The adoption of IFRS 10/HKFRS 10 does not have significant impact on the Company’s consolidated financial statements.

IFRS 11/HKFRS 11 – Joint Arrangements, which replaces IAS 31/HKAS 31 Interests in Joint Ventures and Standing Interpretation Committee-13 Jointly-controlled Entities — Non-monetary Contributions by Ventures. IFRS 11/HKFRS 11 addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control. In determining the type of arrangements, IFRS 11/HKFRS 11 requires parties to the arrangement to assess: 1) the legal form of the separate vehicle; 2) the terms of the contractual arrangement; and 3) other facts and circumstances that give them right to the assets and obligations for the liabilities or right to the net assets of the vehicle. A joint arrangement that meets the definition of a joint venture must be accounted for using the equity method. For a joint operation, an entity recognizes its assets, liabilities, revenues and expenses relating to its relative shares thereof. The application of this new standard impacts the financial position and presentation of statement of income of the Company. This is due to the cessation of proportionate consolidating a joint venture Bridas Corporation and the adoption of equity accounting for this investment.

The following presents the effect of adopting IFRS 11/HKFRS 11 on the consolidated statement of financial position comparing the retrospectively adjusted 2010 balances to the balances previously reported, and the 2011 recorded balances to what would have been reported had the Company continued to proportionately consolidate Bridas Corporation:

Increase/(decrease)	2010	2011

Assets:	(25,653)	(24,440)
Property, plant and equipment	(1,874)	(1,783)
Intangible assets and goodwill	20,823	20,175
Investment in a joint venture	(1,523)	(1,487)
Other non-current assets	(555)	(676)
Trade receivables	(12,284)	(1,205)
Cash and cash equivalents	11,570	(73)
Other current assets	(9,496)	(9,489)

Liabilities:
Loans and borrowings	(2,294)	(2,206)
Other non-current liabilities	(371)	(477)
Deferred tax liabilities	(6,281)	(5,679)
Trade payables	(494)	(674)
Other current liabilities	(56)	(453)
	(9,496)	(9,489)

The following presents the effect of adopting IFRS 11/HKFRS 11 on the consolidated statement of comprehensive income comparing the retrospectively adjusted 2010 amounts to the amounts previously reported, and the 2011 recorded amounts to what would have been reported had the Company continued to proportionately consolidate Bridas Corporation:

	2010	2011

(Decrease) in revenue	(3,017)	(4,941)
Decrease in operating expenses	557	1,031
Decrease in taxes other than income tax	1,095	1,330
Decrease in depreciation, depletion and amortization	931	1,470
Decrease in other expenses	188	579
Decrease in income tax expense	47	284
Increase in share of profit of a joint venture	199	247
Total increase in net profit	-	-

The adoption of IFRS 11/HKFRS 11 has no material impact on basic and diluted earnings per share for the year ended December 31, 2011 and 2010.

IFRS 12/HKFRS 12 – Disclosure of Interests in Other Entities, which establishes the disclosure objectives for an entity to disclose information concerning its interest in a subsidiary, a joint arrangement, and associate or an unconsolidated structured entity. It also requires an entity to disclose the significant judgments and assumptions it has made in determining the nature of its interest in another entity or arrangement, also in determining the type of joint arrangement in which it has an interest. Additional disclosures are made in the Company’s consolidated financial statements.

IAS 27 (Revised)/HKAS 27 (Revised) – Separate Financial Statements, in which revisions are made resulting from the issuance of IFRS 10/HKFRS 10 and Consolidated Financial Statements are now addressed by IFRS 10/HKFRS 10. Therefore, IAS 27/HKAS 27 are revised to only address separate financial statements, including how to prepare separate financial statements of an investor and what disclosures should be made in the separate financial statements. The adoption of IAS27 (Revised)/HKAS 27 (Revised) does not have significant impact on the Company’s consolidated financial statements.

IAS 28 (Revised)/HKAS 28 (Revised) – Investments in Associates and Joint Ventures, in which revisions are made resulting from the issuance of IFRS 11/HKFRS 11. An entity applies IFRS 11/HKFRS 11 to determine the type of a joint arrangement in which it is involved.  Once it has determined that it has an interest in a joint venture, the entity recognizes an investment and accounts for it using the equity method.

The five new or revised standards are required to be adopted for annual periods beginning on or after January 1, 2013 with early application permitted so long as all of the five new or revised standards are applied early. As discussed above, the Company has adopted these five new or revised standards on January 1, 2011.

For details, please refer to notes 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4—Information on the Company—Business Overview—Research and Development”, “Item 4—Information on the Company—Business Overview—Patents and Trademarks”.

D.	TREND INFORMATION

Crude oil prices are a major driver of our results of operations.  We price our crude oil with reference to the international crude oil prices, which have fluctuated considerably over the years. For more information about crude oil prices, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our business, revenues and profits fluctuate with changes in oil and gas prices,” “Item 4—Information on the Company—Business Overview—Sales and Marketing—Sales of Crude Oil,” and “Item 5—Operating and Financial Review and Prospects—Operating Results—Results of Operations—2011 versus 2010.”

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

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations for the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million
Long-term debt obligations	22,040	3,726	1,732	593	15,989
Operating lease obligations	2,387	975	720	377	315
Provision for dismantlement(1)	24,995	31	—	—	24,964
Total	49,422	4,732	2,452	970	41,268

(1)
Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2009, 2010 and 2011 we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2009	2010(1)	2011
	Rmb million	Rmb million	Rmb million
Contracted, but not provided for	5,650	9,030	15,219
Authorized, but not contracted for	48,908	45,973	59,584

(1)
After the early adoption of IFRS10-Consolidated Financial Statements, IFRS11-Joint Arrangements, IFRS12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation. For additional information, please refer to note 2.2 to the audited financial statements on page F-13.

The capital commitments do not include investment commitments for acquisitions of equity interest or working interest, which have been disclosed in note 4 to our consolidated financial statements included elsewhere in this annual report.

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act, or the statutory safe harbors, shall apply to forward-looking information provided pursuant to Item 5.F above.  For our cautionary statement on the forward looking statement in this annual report, see the section “Forward-Looking Statements” on page 9 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

In accordance with Hong Kong law and our Articles of Association, our affairs are managed by our Board, which has 10 members, including two executive directors, four non-executive directors and four independent non-executive directors as of December 31, 2011.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position
Yilin Wang	1956	Chairman of our Board and Non-executive Director (effective April 15, 2011)

Chengyu Fu	1951	Former Chairman of our Board and Non-executive Director (resigned, effective April 15, 2011)

Hua Yang	1961	Vice Chairman of our Board and Non-executive Director (resigned as Chief Executive Officer and re-designated from Executive Director to Non-executive Director, effective November 23, 2011)

Fanrong Li	1963	Executive Director, Chief Executive Officer (since November 23, 2011) and President

Guangqi Wu	1957	Executive Director and Compliance Officer

Shouwei Zhou	1950	Non-executive Director

Zhenfang Wu	1952	Non-executive Director

Edgar W. K. Cheng	1943	Independent Non-executive Director (resigned, effective November 3, 2011)

Sung Hong Chiu	1947	Independent Non-executive Director

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Tao Wang	1931	Independent Non-executive Director

Guangyu Yuan	1959	Executive Vice President

Weilin Zhu	1956	Executive Vice President

Liguo Zhao	1953	General Counsel

Bi Chen	1961	Executive Vice President and General Manager of CNOOC China Limited Tianjin Branch

Wei Chen	1958	Senior Vice President and General Director of CNOOC Research Institute

Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited Shanghai Branch

Hua Zhong	1960	Chief Financial Officer (since September 16, 2010) and Joint Company Secretary (since March 22, 2012)

Zhi Fang	1962	Vice President and President of CNOOC International Limited

Yongzhi Jiang	1973	Former Joint Company Secretary (resigned on March 22, 2012)

May Sik Yu Tsue	1973	Joint Company Secretary

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

Executive Directors

Fanrong Li Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute (now Yangtze University) in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 28 years. He joined China National Offshore Oil Corporation (the “CNOOC”) in 1984. From 1984 to 1989, he was a Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC China Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005, Mr. Li worked as Vice President of CNOOC China Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Development and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC China Limited Shenzhen Branch. From January 2009 to April 2010, he served as an Assistant President of CNOOC. Mr. Li has worked as President of CNOOC Energy Technology & Services Limited since February 2009, and has served as Vice President of CNOOC since May 2010. Mr. Li was appointed as President of the Company with effect from September 16, 2010. He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited and CNOOC Deepwater Development Limited, all being subsidiaries of the Company. Mr. Li was appointed as a Non-executive Director of the Company with effect from May 24, 2010 and was re-designated from Non-executive Director to Executive Director with effect from September 16, 2010. He was appointed as Chief Executive Officer of the Company with effect from November 23, 2011.

Guangqi Wu Born in 1957, Mr. Wu is a geologist, professor-level senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010, and the Compliance Officer of the Company since June 1, 2005. Mr. Wu also serves as a Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from June 1, 2005.

Non-executive Directors

Yilin Wang Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to April 14, 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since April 8, 2011, Mr. Wang serves as Chairman of China National Offshore Oil Corporation. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from April 15, 2011.

Chengyu Fu Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a master degree in petroleum engineering from the University of Southern California in the United States. He has over 31 years of experience in the oil industry in the China. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined CNOOC in 1982 and served as the Chinese Deputy Chief Representative, Chief Representative, Secretary to the Management Committees and Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, and later as the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Vice President of Phillips Asia Inc., General Manager of the Xijiang Development Project, General Manager of CNOOC Nanhai East Corporation and Vice President of CNOOC. Subsequently, he became Executive Vice President, President and Chief Operating Officer of the Company in 2001. From September 2002 to August 2010, he served as Chairman of China Oilfield Services Limited (“COSL”), a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. Mr. Fu served as Chief Executive Officer of the Company from October 2003 to September 2010, the Chairman of the Board of Directors of CNOOC China Limited from October 2003 to September 2010 and Chairman of the Board of Directors of CNOOC International Limited from August 1999 to September 2010, both being subsidiaries of the Company. Mr. Fu was appointed as Chairman of the Board of the Company in October 2003. He became the President of CNOOC in October 2003. He also served as Chairman of CNOOC Finance Corporation Limited and Zhonghai Trust Co. Ltd. Mr. Fu is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from August 23, 1999 and was re-designated from Executive Director to Non-executive Director with effect from September 16, 2010. Mr. Fu resigned as Chairman of the Board of Directors and Non-executive Director of the Company on April 15, 2011.

Hua Yang Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, Mr. Yang became a Senior Vice President of the Company and served as Chief Financial Officer of the Company from January 2005 to September 2010, Executive Vice President of the Company from October 2005 to March 2009, President of the Company from March 2009 to September 2010, and was appointed as Vice Chairman of the Board and Chief Executive Officer of the Company with effect from 16 September 2010. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company, from 2002 to 2003, General Manager of CNOOC China Limited, a subsidiary of the Company, from February 2009 to July 2011, Chairman and Director of CNOOC Southeast Asia Limited, a subsidiary of the Company, from July 2009 to September 2010, Chairman and Director of CNOOC Deepwater Development Limited from January 2010 to September 2010 and a Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, from May 2005 to December 2010. Mr. Yang was appointed as an Executive Director of the Company with effect from August 31, 2005. He resigned as Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from November 23, 2011.

Shouwei Zhou Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as an Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. Since 2000, Mr. Zhou has been a Vice President of CNOOC. He also served as a Director and the General Manager of CNOOC China Limited, a subsidiary of the Company. From October 2004 to July 2009, Mr. Zhou served as a Director of CNOOC International Limited, a subsidiary of the Company. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. From December 2003 to December 2010, Mr. Zhou served as the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC. Mr. Zhou was appointed as an Executive Director of the Company with effect from August 23, 1999 and was re-designated from Executive Director to Non-executive Director with effect from March 31, 2009.

Zhenfang Wu Born in 1952, Mr. Wu is a professor-level senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later received an EMBA degree from Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was an Assistant President of CNOOC and then was appointed as Vice President of CNOOC in August 2004. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group, the General Manager of CNOOC Oil & Petrochemicals Co., Ltd., both being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as Chairman of CNOOC Oil & Petrochemicals Co., Ltd., CNOOC and Shell Petrochemical Co. Ltd and a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Executive Director of the Company with effect from August 31, 2005 and was re-designated from Executive Director to Non-executive Director with effect from September 1, 2006.

Independent Non-executive Directors

Edgar W. K. Cheng Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, a former member of the Education Commission and former Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Chairman of the Steering Committee on the Feasibility Study on the Financial Services Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council, an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd., a member of the Board of Directors of the Hong Kong Institute for Monetary Research and an independent non-executive director of American International Assurance Co. Ltd. He was an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development and Chairman of the Council for Sustainable Development. He is currently a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991–1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as an Independent Non-executive Director of the Company with effect from May 24, 2006. Dr. Cheng resigned as independent non-executive director and a member of the nomination committee of the Company and the independent non-executive director of Shui On Land Limited due to personal health reason on November 3, 2011.

Sung Hong Chiu Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Holdings Limited (formerly Yunnan Enterprises Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from September 7, 1999.

Lawrence J. Lau Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. He is also concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 170 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment. Professor Lau also serves as a non-official member of the HKSAR Government’s Executive Council, as a member of the Commission on Strategic Development, the Exchange Fund Advisory Committee and its Currency Board and Governance Sub-Committees, the Greater Pearl River Delta Business Council and the Honours Committee, 2011 and 2012 Non-Official Justices of the Peace (JP) Selection Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, Vice-Chairman of CITIC Capital Holdings Limited, Hong Kong, an Independent Non-executive Director of Semiconductor Manufacturing International Corporation, Hong Kong and Far EasTone Telecommunications Company Limited, Taipei. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from August 31, 2005.

Aloysius Hau Yin Tse Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from June 8, 2005.

Tao Wang Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang served as the Honorary Chairman and an Executive Director of Sino Union Energy Investment Group Limited (Formerly Sino Union Petroleum & Chemical International Limited), a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from May 29, 2008.

Other Members of Senior Management

Guangyu Yuan Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for the operation safety, engineering and construction, and drilling and completion. Mr. Yuan is a senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He obtained a master degree from the Capital University of Economics and Business in 2001. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007 respectively with an MBA degree. With over 30 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company, Chairman of the Board of Directors and General Manager of CNOOC Services, and Vice Chairman of the Board of Directors, Executive Director, Chief Executive Officer and President of COSL. Mr. Yuan also serves as the Director of CNOOC China Limited, CNOOC International Limited, CNOOC Southeast Asia Ltd. and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In March 2009, Mr. Yuan was appointed as the Executive Vice President of the Company.

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

Liguo Zhao Born in 1953, Mr. Zhao is the General Counsel of the Company. He graduated from the Faculty of Law, Peking University in 1983 with a bachelor of laws’ degree. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Negotiation Division, Deputy General Manager and General Manager of Legal Department of CNOOC. At present, he serves as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1985 and corporate counsel qualification in 1998. He is an arbitrator of China International Economic and Trade Arbitration Commission and a member of the China Maritime Arbitration Commission. Mr. Zhao also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Zhao was appointed as the General Counsel of the Company effective June 2008.

Bi Chen Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and sales of the Company. Mr. Chen is a professor-level senior engineer. He graduated from the Southwest Petroleum University and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1988, an MBA degree from Tsinghua University in 2000 and an honorary doctoral degree in petroleum engineering from Edinburgh Heriot-Watt University in 2010. Mr. Chen joined CNOOC in 1982 and has over 30 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In December 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In March 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Wei Chen Born in 1958, Mr. Chen is a Senior Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He is a professor-level senior engineer. He received his B.S. degree from China University of Petroleum and MBA from Tsinghua University. He has around 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and Science and Technology Development of CNOOC, and the Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute).

Guohua Zhang Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In October 2005, Mr. Zhang was appointed as General Manager of CNOOC China Limited Shanghai Branch.

Hua Zhong Born in 1960, Mr. Zhong is Chief Financial Officer and Joint Company Secretary of the Company. Mr. Zhong is a senior engineer and graduated from Southwest Petroleum Institute with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom in 1988. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer, Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 21-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Department and Manager of Administration Department of China Offshore Oil Nanhai West Corporation. From September 1999 to August 2005, Mr. Zhong was General Manager of Administration Department and General Manager of Development and Planning Department of CNOOC Ltd. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President, Executive Vice President and Chief Financial Officer of COSL. On September 16, 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. On March 22, 2012, Mr. Zhong was appointed as a Joint Company Secretary of the Company.

Zhi Fang Born in 1962, Mr. Fang is a Vice President of the Company and the General Manager of CNOOC International Limited and is responsible for the Company’s International affairs. He graduated from Zhejiang University with a bachelor degree in science and received a MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Manager and Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the General Manager of CNOOC China Limited Shenzhen Branch, and the President of CNOOC Southeast Asia Ltd. Mr. Fang also serves as the Director of CNOOC International Limited and CNOOC Southeast Asia Ltd., both being the subsidiaries of the Company. In October 2005, Mr. Fang was appointed as the Vice President of the Company. In April 2009, Mr. Fang was appointed as General Manager of CNOOC International Limited. In December 2011, Mr. Fang was appointed as Vice President and General Manager of International Cooperation Department of the Company and General Manager of CNOOC International Limited. Mr. Fang also serves as the head of the Foreign Affairs Bureau of CNOOC.

Joint Company Secretaries

Hua Zhong Please refer to the biography of Mr. Zhong above for details.

Yongzhi Jiang Born in 1973, Mr. Jiang was the Joint Company Secretary of the Company. He is a CFA Charterholder and qualified PRC lawyer. In 1995, Mr. Jiang graduated from China University of Political Science and Law with a bachelor of laws degree majoring in International Economic Law. In 1997, he completed his study in Mattei School (“La Scuola Superiore della’ Mattei”) in Milan, Italy with a Master degree in Energy and Environmental Management and Economics, majoring in Management of Energy Company. In 2003, he obtained his MBA degree from Kelley School of Business, Indiana University in United States of America, majoring in Finance and Accounting. From 1995 to 2001, Mr. Jiang worked in China National Petroleum Corporation and then in Petrochina Company Limited as a legal counsel for the international business. Mr. Jiang joined the Company in 2003. He firstly served as the Senior Supervisor of Mergers & Acquisitions in the Controllers Department, then as the Commercial Manager in CNOOC International Limited, a subsidiary of the Company, and as the Assistant Chief Financial Officer of the Company from 2007 to 2009. Mr. Jiang served as the General Manager of the Investor Relations Department and Director of the Office for the Board of Directors of the Company since December 14, 2009. Mr. Jiang was appointed as the Joint Company Secretary of the Company with effect from January 29, 2010. Mr. Jiang resigned as a Joint Company Secretary of the Company on March 22, 2012.

May Sik Yu Tsue Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is an associate member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2007. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from November 25, 2008.

B.	COMPENSATION

The aggregate amount of fees, salaries, bonus, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2011 was approximately Rmb 8.9 million (US$1.4 million), while the amount paid to our other senior management for the same period was approximately Rmb 6.6 million (US$1.0 million).  In addition, under our pension plan for 2011, we set aside an aggregate amount of Rmb 804,368 (US$127, 801) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management.  Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 505,051 (US$80,245) to the pension plan for 2011.  Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 10 to our consolidated financial statements included elsewhere in this annual report.  Note 11 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees or directors during 2011.  For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership”.  For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

C.	BOARD PRACTICE

Committees

We have established an audit committee, a remuneration committee and a nomination committee.  Our audit committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of our accounts, evaluating our auditing scope (both internal and external) and procedures, as well as its internal control systems.  Our audit committee is also responsible for overseeing the operation of the internal monitoring systems, so as to ensure our Board is able to monitor our overall financial position, to protect our assets, and to prevent major errors or omissions resulting from financial reporting.  In addition, our audit committee reviews our Company’s business ethics and compliance policies, related reports and performs other corporate governance functions.  Our Board is responsible for these systems and appropriate delegations and guidance have been made.  Our audit committee regularly reports to our Board.  Our audit committee consists of Mr. Aloysius Hau Yin Tse as the audit committee financial expert for the purposes of U.S. securities laws and chairman of the audit committee, Mr. Sung Hong Chiu and Professor Lawrence J. Lau.

The main responsibilities and authorities of our remuneration committee include making recommendations to our Board on our policy and structure of the remuneration of our directors and senior management, determining the service contracts and specific remuneration packages for all executive directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and making recommendations to our Board on the remuneration of non-executive directors and independent non-executive directors. In 2011, our remuneration committee consisted of two independent non-executive directors (Mr. Sung Hong Chiu as chairman and Mr. Aloysius Hau Yin Tse) and one non-executive director (Mr. Zhenfang Wu).

The main authorities and responsibilities of our nomination committee include nominating candidates to serve as our directors and senior management for approval by our Board, reviewing the structure and composition of our Board, and evaluating the leadership abilities of our executive directors so as to ensure our competitive position.  Our nomination committee is also responsible for reviewing and monitoring the training and continuous professional development of directors and senior management and make recommendations to our Board in this regard.  In 2011, our nomination committee consisted of Mr. Shouwei Zhou as chairman, Professor Lawrence J. Lau and Mr. Tao Wang. Dr. Edgar W. K. Cheng resigned as our Independent Non-executive Director and a member of our nomination committee due to personal health reason with effect from November 3, 2011. Mr. Yilin Wang, the Chairman of our Board, was appointed as the Chairman of our nomination committee with effect from March 28, 2012. Mr. Shouwei Zhou ceased acting as the Chairman and a member of our nomination committee with effect from the same day.

For information on our audit committee financial expert and our code of ethics, see “Item 16A—Audit Committee Financial Expert,” and “Item 16B—Code of Ethics.”

Directors Service Contracts

Our executive directors and non-executive directors have entered into directors service contracts with us and the terms of appointment of our independent non-executive directors are governed by appointment letters. There is no severance pay arrangements for our directors.

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

While NYSE Standards require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Four of our ten directors are independent non-executive directors.

NYSE Standards require U.S. domestic issuers to schedule regular executive sessions of non-management directors, or regular executive sessions of independent directors only. NYSE Standards also require that, if a U.S. domestic issuer chooses to hold regular meetings of all non-management directors, it should hold an executive session at least once a year to be attended by only independent directors. We are not subject to such requirements and our independent directors attend all board meetings where possible. We also schedule meetings between our chairman and our independent non-executive directors.

NYSE Standards require U.S. domestic issuers to disclose a method for interested parties to communicate directly with the presiding director of the executive sessions, or with the non-management or independent directors as a group. We are not subject to such requirement and we have not adopted such a method yet.

2.	Audit Committee

If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors of the U.S. domestic issuer is required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination on or through the U.S. domestic issuer’s website or in its annual proxy statement or annual report. We are not subject to such requirement and we have not addressed this in our audit committee charter.

NYSE Standards require audit committees of U.S. domestic issuers to discuss guidelines and policies that govern the process by which risk assessment and risk management are handled and include such responsibilities in their audit committee charters. We are not subject to such requirement and our audit committee charter does not have such provision. Our audit committee charter only provides that our audit committee shall review with our external auditors and the general managers of internal audit and risk management departments the scope, adequacy and effectiveness of our corporate accounting and financial controls, internal control and risk management systems, and any related significant findings regarding risks or exposures and consider recommendations for improvement of such controls.

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

NYSE Standards require remuneration committees of U.S. domestic issuers to produce a remuneration committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement and we have not addressed this in our remuneration committee charter. We disclose the amounts of compensation of our directors on a named basis, senior management by band and the five highest paid employees in our annual reports according to the requirements of Hong Kong Stock Exchange Listing Rules.

4.	Nomination Committee

While NYSE Standards require U.S. domestic issuers to have only independent directors on their nomination committee, we are not subject to such requirement and our nomination committee consists of two independent non-executive directors and one non-executive director.

NYSE Standards require U.S. domestic issuers to address in their nomination committee charters matters regarding committee member removal and committee structure and operations (including authority to delegate to subcommittees). We are not subject to such requirement and we have not addressed this in our nomination committee charter.

NYSE Standards require U.S. domestic issuers to adopt and disclose corporate governance guidelines. They must state in their annual proxy statements or annual reports that such corporate governance guidelines are available on their websites and provide the website addresses. We are not subject to such requirement. We have adopted a set of corporate governance guidelines in accordance with the Hong Kong Stock Exchange Listing Rules, including the CNOOC Limited Code of Ethics for Directors and Senior Officers (the “Code of Ethics”), to govern various aspects of our corporate governance. We have posted the Code of Ethics on our website.  See “Item 16B—Code of Ethics.”

D.	EMPLOYEES

See “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

E.	SHARE OWNERSHIP

As of March 31, 2012, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2011	Number of shares involved in the options outstanding as of March 31, 2012	Date of Grant	Date of Expiration(1)		Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Directors:

Guangqi Wu	1,610,000	1,610,000	August 31, 2005	August 31, 2015		5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016		5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017		7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018		14.20	14.828
	1,857,000	1,857,000	May 27, 2009	May 27, 2019		9.33	9.93
	1,857,000	1,857,000	May 20, 2010	May 20, 2020		12.22	12.696

Non-executive Directors:
Chengyu Fu(3)	1,750,000	—	March 12, 2001	March 12, 2011	(2)	1.23	1.19
	1,750,000	—	August 27, 2001	August 27, 2011		1.46	1.232
	1,150,000	—	February 24, 2003	February 24, 2013		2.09	2.108
	2,500,000	—	February 5, 2004	February 5, 2014		3.13	3.152
	3,500,000	—	August 31, 2005	August 31, 2015		5.75	5.62
	3,850,000	—	June 14, 2006	June 14, 2016		5.30	5.56
	4,041,000	—	May 25, 2007	May 25, 2017		7.43	7.29
	4,041,000	—	May 29, 2008	May 29, 2018		14.20	14.828
	4,041,000	—	May 27, 2009	May 27, 2019		9.33	9.93
	2,100,000	—	May 20, 2010	May 20, 2020		12.22	12.696

Hua Yang(4)	1,150,000	—	March 12, 2001	March 12, 2011	(2)	1.23	1.19
	1,150,000	—	August 27, 2001	August 27, 2011		1.46	1.232
	1,150,000	1,150,000	February 24, 2003	February 24, 2013		2.09	2.108
	1,150,000	1,150,000	February 5, 2004	February 5, 2014		3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015		5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016		5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017		7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018		14.20	14.828
	2,835,000	2,835,000	May 27, 2009	May 27, 2019		9.33	9.93
	2,000,000	2,000,000	May 20, 2010	May 20, 2020		12.22	12.696

Shouwei Zhou	1,400,000	—	March 12, 2001	March 12, 2011	(2)	1.23	1.19
	1,750,000	—	August 27, 2001	August 27, 2011		1.46	1.232
	1,750,000	1,750,000	February 24, 2003	February 24, 2013		2.09	2.108
	1,750,000	1,750,000	February 5, 2004	February 5, 2014		3.13	3.152
	2,450,000	2,450,000	August 31, 2005	August 31, 2015		5.75	5.62
	2,700,000	2,700,000	June 14, 2006	June 14, 2016		5.30	5.56
	2,835,000	2,835,000	May 25, 2007	May 25, 2017		7.43	7.29
	2,835,000	2,835,000	May 29, 2008	May 29, 2018		14.20	14.828
	1,800,000	1,800,000	May 27, 2009	May 27, 2019		9.33	9.93
	1,800,000	1,800,000	May 20, 2010	May 20, 2020		12.22	12.696

Zhenfang Wu	800,000	800,000	August 31, 2005	August 31, 2015		5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016		5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017		7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018		14.20	14.828
	1,800,000	1,800,000	May 27, 2009	May 27, 2019		9.33	9.93
	1,800,000	1,800,000	May 20, 2010	May 20, 2020		12.22	12.696

Independent Non-executive Directors:
Sung Hong Chiu	1,150,000	1,150,000	February 5, 2004	February 5, 2014		3.13	3.152

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2011	Number of shares involved in the options outstanding as of March 31, 2012	Date of Grant	Date of Expiration(1)		Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Other Employees In Aggregate:
	3, 250,000	—	March 12, 2001	March 12, 2011	(2)	1.23	1.19
	9,300,000	—	August 27, 2001	August 27, 2011		1.46	1.232
	10,649,966	10,649,966	February 24, 2003	February 24, 2013		2.09	2.108
	17,649,934	17,649,934	February 5, 2004	February 5, 2014		3.13	3.152
	27,230,000	27,230,000	August 31, 2005	August 31, 2015		5.75	5.62
	40,370,000	40,370,000	June 14, 2006	June 14, 2016		5.30	5.56
	47,848,000	47,848,000	May 25, 2007	May 25, 2017		7.43	7.29
	61,032,000	59,283,000	May 29, 2008	May 29, 2018		14.20	14.828
	76,226,000	73,076,000	May 27, 2009	May 27, 2019		9.33	9.93
	92,335,000	88,499,000	May 20, 2010	May 20, 2020		12.22	12.696
Total	474,054,900	418,596,900

(1)
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

(2)	50% of the share options granted are vested 18 months after the date of grant, the remaining 50% are vested 30 months after the date of grant.
(3)	Mr. Chengyu Fu resigned as Chairman of the Board and Non-executive Director of the Company on April 15, 2011.
(4)	Mr. Hua Yang was re-designated to Non-executive Director of the Company on November 23, 2011.

For the year ended December 31, 2011, no share options granted under our share option schemes were exercised.  For the period from January 1, 2012 to March 31, 2012, no share options were exercised.

As of December 31, 2011, we had 420,960,900 share options outstanding under our share option schemes, which represented approximately 0.94% of our shares in issue as of that date.

For further details about our share option schemes, see notes 10 and 27 to our consolidated financial statements included elsewhere in this annual report.

As of March 31, 2012, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 31, 2012.

Shareholder	Number of Shares Owned	Percentage
CNOOC(1)	28,772,727,273	64.45%(2)

(1)	CNOOC owns our shares indirectly through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation, Ltd.
(2)	The number of our total issued and outstanding shares was 44,646,305,984 as of March 31, 2012, which reflects the cancellation of shares repurchased by us in 2011.

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

As of March 31, 2012, 13,346,202 ADSs were outstanding in the United States, representing approximately 3.0% of our then outstanding shares.  At such date, the number of registered ADS holders in the United States was 45.

B.	RELATED PARTY TRANSACTIONS

Overview

We regularly enter into transactions with related parties, including CNOOC and its associates, as defined under the Hong Kong Stock Exchange Listing Rules.  Since CNOOC indirectly owns an aggregate of approximately 64.45% of our issued share capital, some of these transactions constitute connected transactions under the Hong Kong Stock Exchange Listing Rules, and are regulated by the Hong Kong Stock Exchange.

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

Categories of Continuing Connected Transactions

We entered into four comprehensive framework agreements with each of CNOOC, COSL, COOEC and China BlueChemical Ltd., on November 8, 2007, for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions.  The term of each of the comprehensive framework agreements is for a period of three years from January 1, 2008.  The continuing connected transactions and relevant annual caps were approved by our independent shareholders on December 6, 2007. The approved continuing connected transactions and annual caps for the period from January 1, 2008 to December 31, 2010 are specified as follows:

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

As the framework agreements dated November 8, 2007 expired on December 31, 2010, we entered into a new comprehensive framework agreement with CNOOC on November 1, 2010 for the provision (1) by us to CNOOC and/or its associates and (2) by CNOOC and/or its associates to us of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements we entered into on November 8, 2007. The term of the new comprehensive framework agreement is for a period of three years from January 1, 2011. The continuing connected transactions and relevant annual caps under the new comprehensive framework agreement were approved by our independent shareholders on November 24, 2010.

The approved continuing connected transactions under the new comprehensive framework agreement are set out below:

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

Pricing principles

The continuing connected transactions referred to in paragraphs 1(a) to 1(d) provided by CNOOC and/or its associates to us and in paragraph 2 above provided by us to CNOOC and/or its associates are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favorable than those available to us from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For the continuing connected transactions described above, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or
(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or
(iii)
when neither (i) nor (ii) is applicable, the cost for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to us are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs 3(a) above provided by us to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs 3(b) above provided by us to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2011 and the balances arising from connected transactions at the end of 2011 is included in note 29 to our consolidated financial statements included elsewhere in this annual report.

Disclosure and/or Independent Shareholders’ approval requirements

Under the Hong Kong Stock Exchange Listing Rules, the following categories of continuing connected transactions are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Stock Exchange Listing Rules, because each of the percentage ratios for these categories under the Hong Kong Stock Exchange Listing Rules (other than the profits ratio) , where applicable, is expected to be less than 5% on an annual basis:

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

We obtained independent shareholders’ approval at the extraordinary general meetings held on November 24, 2010 for our continuing connected transactions and the annual caps with CNOOC and/or its associates for the period from January 1, 2011 to December 31, 2013, respectively. The annual caps and the conditions are specified as follows:

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

The non-exempt continuing connected transactions for the year ended December 31, 2011 to which any member of us was a party were entered into by us:

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

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2011 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

Transactions with CNOOC Finance Corporation Limited

On October 14, 2008, we entered into a financial services framework agreement with CNOOC Finance Corporation Limited, our 31.8% owned associate and a subsidiary of CNOOC, pursuant to which CNOOC Finance Corporation Limited provides us with settlement, depository, discounting, loans and entrustment loans services.

For the period from October 14, 2008 to August 19, 2010, the maximum daily outstanding balance of deposits (including accrued interest) we placed with CNOOC Finance Corporation Limited (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services), did not exceed Rmb 4,480 million. During such period, the maximum daily outstanding balance of deposits did not exceed 2.5% of the relevant percentage ratios under the Hong Kong Stock Exchange Listing Rules. Pursuant to the amendment to the Listing Rules in June 2010, we announced on August 20, 2010 to revise the maximum daily outstanding balance (including accrued interest) placed by us with CNOOC Finance Corporation Limited (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) not to exceed Rmb 9,800 million. For the period from August 20, 2010 to December 31, 2010, the maximum daily outstanding balance we placed with CNOOC Finance Corporation Limited (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) did not exceed Rmb 9,800 million. During such period, the maximum daily outstanding balance of deposits did not exceed 5% of the relevant percentage ratios under the Hong Kong Stock Exchange Listing Rules.

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

We confirmed that the maximum daily outstanding balance of deposits (including accrued interest) we placed with CNOOC Finance Corporation Limited (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) during the year ended December 31, 2011, did not exceed Rmb 9,800 million.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See pages beginning on page F-1 following Item 19.

Legal Proceedings

As at December 31, 2011, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

Since early March 2012, the Company has noted media articles reporting that a law firm has filed a purported class action complaint in the U.S. against the Company and certain of its officers and/or directors, and has been publicly soliciting all relevant persons to participate in such class action as plaintiffs. The complaint alleged that the statements made by the Company during certain period in 2011 regarding its financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield were materially false and misleading. The Company has also noted press releases reporting a number of law firms announcing their own investigations into the legal claims against the Company and certain of its officers and/or directors for the potential securities violations in relation to the allegations. To the Company’s best knowledge, it has not been served with any legal documents or notices relating to the class action complaint. To the extent these claims are pursued by the plaintiffs, the Company intends to defend vigorously against such claims.

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

In 2009, we declared and paid dividends totaling Rmb 15,747.1 million.  In 2010, we declared and paid dividends totaling Rmb 15,893.8 million.  In 2011, we declared and paid dividends totaling Rmb 18,392.4 million (US$2,922.3 million). The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited.  CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends.  As a wholly foreign owned enterprise in China, CNOOC China Limited has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC.  CNOOC China Limited is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital, which amount was reached in 2009.  Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under IFRS. In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of our production. Included in other reserves was a provision for safety fund under the PRC regulation amounting to nil in 2011, which was Rmb 13.5 million in 2010. None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2009, 2010 and 2011, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2009		For the year ended December 31, 2010		For the year ended December 31, 2011
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	0.0%	—	0.0%	—	0.0%	—
Staff and workers’ bonus and welfare fund	0.0%	—	0.3%	154.3	0.2%	121.8
Safety fund	1.4%	407.3	1.2%	628.6	0.8%	595.1

Contingencies

(a)           On January 8, 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on April 20, 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High Court. In March 2011, the Nigeria Federal High Court delivered a binding judgement in favour of the Company, agreeing that the Company is not subject to Value Added Tax for the OML130 Transaction. The judgement was appealed by counterparties to the High Court. After seeking legal advice, the Company’s management believes that the Company has reasonable grounds in defending for such an appeal. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)           On October 26, 2011, the Company received notice of assessment from Federal Inland Revenue Service (“FIRS”), confirming that the effective Petroleum Profit Tax (“PPT”) and related tax for the year of 2010 shall be calculated and payable on the basis of the PPT Tax Return prepared by Nigerian National Petroleum Corporation. The Company contested the notice of assessment. On January 13, 2012, the Company, together with South Atlantic Petroleum Limited, has filed an appeal in relation thereto to the local Tax Appeal Tribunal. No verdict has been issued to date, and the result of the appeal is still uncertain.

(c)           The Company has extended interest-free intercompany loans to CNOOC International, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of the Chinese Resident Enterprise Approval, the Company may be liable to pay taxes on the deemed interest income for the intercompany loan to CNOOC International starting from January 1, 2008. The Company is currently applying to, and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income. In July 2011, the Company completed the transfer of the interest-free intercompany loans to the share capital account of CNOOC International, in order to reduce the future tax exposure arising from any deemed interest income for the intercompany loans.

(d)           Two oil spill accidents occurred on June 4 and June 17, 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (“PSC”) among CNOOC China Limited, the subsidiary of the Company, and two subsidiaries of ConocoPhillips (“ConocoPhillips”), the US based oil company, among which ConocoPhillips China Inc. (“COPC”) is the operator and responsible for the daily operations of the oilfield. Under the PSC, ConocoPhillips and the Company have 49% and 51% of participating interests, respectively, in respect of development and production. On November 11, 2011, the State Oceanic Administration of the PRC announced the investigation conclusion made by the joint investigation team of the government that, “ConocoPhillips China Inc. violated the Overall Development Plan during the production operation on Penglai 19-3 oilfield, had defects in its procedures and management, and did not take necessary measures after obvious accident signs emerged, which altogether eventually resulted in an accident involving liabilities, causing significant oceanic pollution by oil spill.”

On January 25, 2012, the Company released that COPC had reached an agreement with Ministry of Agriculture of the PRC and China National Offshore Oil Corporation, the Company’s parent company, to resolve fishery indemnification and compensation issues for the oil spill accidents of Penglai 19-3 oilfield. Under this agreement, COPC will put up Rmb 1 billion to settle the indemnification and compensation for damages to the aquatic organisms in part of the affected areas of the Hebei Province and Liaoning Province as well as damages to the natural fishery resources in Bohai.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these financial statements, the Company believes that it is not possible to determine provisions, if any, for the above mentioned accidents in these financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in these financial statements.

B.	Significant Changes

 The Company has no other subsequent events needed to be disclosed except those disclosed in note 4(iii) and note 25 to our consolidated financial statements included elsewhere in this annual report.

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

Period	Hong Kong Stock Exchange		New York Stock Exchange
	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)
2007	16.92	6.16	216.49	78.18
2008	15.90	4.24	203.00	56.04
2009	12.90	6.08	166.63	76.63
2010	18.48	11.02	238.80	139.83
2011	20.85	11.34	270.64	145.32

2010 Financial Quarter
1st Quarter	13.24	11.02	169.73	139.83
2nd Quarter	14.06	11.58	180.95	150.65
3rd Quarter	15.08	12.26	194.30	155.81
4th Quarter	18.48	15.76	238.80	196.39
2011 Financial Quarter
1st Quarter	19.60	16.12	253.04	210.64
2nd Quarter	20.85	17.54	270.64	226.45
3rd Quarter	18.50	11.84	238.01	145.32
4th Quarter	15.76	11.34	210.47	150.35
2012 Financial Quarter
1st Quarter	18.10	14.14	232.84	183.75

Last Six Months
October 2011	15.42	11.34	201.17	150.35
November 2011	15.76	13.50	201.47	171.93
December 2011	15.42	13.34	198.90	172.23
January 2012	15.94	14.14	204.79	183.75
February 2012	18.10	15.98	232.84	210.91
March 2012	17.48	15.92	228.35	201.30

ITEM 10.  ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), or the Hong Kong Companies Ordinance.  Our company registration number in Hong Kong is 685974.  Under section three of our memorandum of association, we have the capacity and the rights, powers and privileges of a natural person and we may also do anything which we are permitted or required to do by any enactment or rule of law.  The following are summaries of provisions of our memorandum and articles of association and the Hong Kong Companies Ordinance.  For further details, you should read our memorandum of association, which was filed as an exhibit to our registration statement on Form F-1 (Registration No.333-10862) and our articles of association, as amended, which was filed as an exhibit to our annual report on Form 20-F for the fiscal year of 2010.  Due to the recent changes in the Hong Kong Stock Exchange Listing Rules, we are required to upload, among other things, our memorandum and articles of association on our website and on the website of the Hong Kong Stock Exchange. We have complied with such requirement and as such, our memorandum and articles of association were further filed as an exhibit to the Form 6-K filed with the SEC on March 30, 2012 (File Number: 1-14966).

Issue of Shares

Under the Hong Kong Companies Ordinance our directors may, without obtaining the prior approval of our shareholders, offer to allot new shares in our company to existing shareholders on a pro rata basis.  Our directors may not allot new shares of our company in any other manner without the prior approval of our shareholders at a general meeting.  Any approval given at a general meeting granting our directors power to allot shares or securities convertible into shares generally shall continue in force from the date of the passing of the resolution until the earlier of:

•	the conclusion of the next annual general meeting following the passing of the resolution; and

•	the date on which the authority given under the resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in a general meeting.

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

The taxation of income and capital gains of holders of our shares or ADSs is subject to the laws and practices of the PRC, Hong Kong and the jurisdictions in which holders of our shares or ADSs are resident or otherwise subject to tax.  The following is a summary of taxation provisions that are anticipated to be material based on current law and practice.  This summary is subject to change and does not constitute legal or tax advice.  The discussion does not deal with all possible tax consequences relating to an investment in our shares or ADSs. In particular, the discussion does not address the tax consequences under state, local or other laws, such as non-PRC, non-Hong Kong or non-U.S. federal laws.  Accordingly, we urge you to consult your tax adviser regarding the tax consequences of owning our shares and ADSs. The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.  There is no reciprocal tax treaty in effect between Hong Kong and the United States.

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

Pursuant to the New EIT Law and the Notice, enterprises established outside of China whose “de facto management bodies” are located in China are considered Chinese Resident Enterprises, or CREs. According to the formal approval from the SAT in October 2010, we are regarded as a CRE pursuant to the provisions of the New EIT Law and the Notice. Accordingly, we are required to withhold 10% corporate income tax when we make dividend distributions to our non-Chinese resident enterprise shareholders or ADS holders. The 10% dividend withholding tax rate will not be reduced under the 1984 Agreement between the United States and the People’s Republic of China for the Avoidance of Double Taxation, or the PRC Treaty. We distributed the final dividend for the years ended December 31, 2008, 2009 and 2010 and the interim dividend for the periods ended June 30, 2009 and 2010, or the Dividends, after withholding a 10% enterprise income tax in respect of all shareholders whose names appeared on our register of members on the relevant record dates who are not individual natural persons. We did not withhold any tax in respect of Dividends payable to any natural person shareholders whose names appeared on our register of members on the relevant record dates.

Currently, gains realized by foreign individual investors upon the sale of overseas-listed shares or American depositary shares are not subject to tax on capital gains. In accordance with the New EIT Law, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of overseas-listed shares or American depositary shares are generally subject to a PRC enterprise income tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemption.

Hong Kong

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong on dividends paid by us.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the shares and ADSs.  Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be subject to Hong Kong profits tax which is currently imposed at a rate of 16.5% on corporations and at a maximum rate of 15% on individuals.  Gains from sales of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong.  Liability for Hong Kong profits tax will therefore arise in respect of trading gains from sales of shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary, or pre-release, or intermediaries in the chain of ownership between holders and the issuer of the securities underlying the American depository shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2011, as described below, and that we will not become a PFIC.

Taxation of Distributions

Distributions received by a U.S. Holder on ADSs or shares, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the Depositary’s receipt of the dividend.  The amount of the dividend will equal the U.S. dollar value of the Hong Kong dollar distribution, calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is converted into U.S. dollars on the date of receipt.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

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

As described in “—Taxation—The PRC,” we are regarded as a CRE pursuant to the provisions of the New EIT Law and the Notice. Accordingly, dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding taxes.  For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes.  Subject to applicable limitations, any PRC income taxes withheld from dividends on ADSs or shares at a rate not exceeding the rate provided by the PRC Treaty may be creditable against the U.S. Holder’s U.S. federal income tax liability.  PRC taxes withheld in excess of the rate applicable under the PRC Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.  Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes, if any, in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

As described in “Taxation —The PRC,” gains from dispositions of our ADSs or shares may be subject to PRC tax.  A U.S. Holder’s amount realized would include the gross amount of the disposition proceeds before any withholding or deduction of PRC tax.  Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the PRC Treaty may be able to elect to treat the gain as foreign-source gain for foreign tax credit purposes.  U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the PRC Treaty and the creditability of any PRC tax paid with respect to dispositions in their particular circumstances.

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011.  In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, certain adverse U.S. federal income tax rules would apply on a disposition (including certain pledges) of ADSs or shares by the U.S. Holder.  In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability for each such taxable year.  Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, described immediately above.  Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the favorable rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

If we are a PFIC for any taxable year, a U.S. Holder may be required to file a report with the Internal Revenue Service containing such information as the Treasury Department may require.

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

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars.  During the ten years prior to 2005, the PRC government’s policy of maintaining a stable exchange rate and China’s ample foreign reserves had contributed to the stability of Renminbi.  On July 21, 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach based on market supply and demand and with reference to a basket of currencies.  Renminbi was no longer pegged to U.S. dollars.  From January 1, 2011 to March 31, 2012, Renminbi appreciated approximately 5.2% against U.S. dollar. However, the Chinese government has not yet determined if or when the exchange rate will be deregulated.

Our management has assessed our exposure to foreign currency risk using a sensitivity analysis.  Based on a five percent change in the value of the U.S. dollar occurring on December 31, 2011, the exposure of our results of operations, monetary assets and liabilities and investments in foreign subsidiaries would each be less than 0.72% of our profit for the year.

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

As of December 31, 2011, the interest rates for 49.4% of our outstanding debts were fixed.  The term of the weighted average balance was approximately 6.45 years.  A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

As of December 31, 2011, the interest rates for 85.8% of our total outstanding long-term debts were fixed. The following table sets forth additional information about the expected maturity dates of our outstanding long-term debt (including the current portion) as of December 31, 2011.

	2012	2013	2014	2015	2016	2017 and after	Total	Fair value as of December 31, 2011
	(Rmb in millions, except percentages)
Long-term loans, including current portion
Floating rate	575.7	220.6	251.1	281.5	311.9	1,497.1	3,138.0	4,063.5
Interest rate	Libor + 0.23%~0.40%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%
Long-term guaranteed notes, including current portion
Fixed rate	3,150.5	1,260.2	-	-	-	14,492.1	18,902.7	20,097.2
Average interest rate	4.75%	4.72%	4.74%	4.74%	4.74%	4.74%

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

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

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived its fees and expenses, of US$414,200.33 for the year ended December 31, 2011.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2011 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2011 (US$)(3)
Investor relations(1)	154,435.52
Broker reimbursements(2)	109,764.81
Total	264,200.33

(1)	Includes investor relation service fees, shareholder identification fees and investor relations expenses for road show in 2011.
(2)
Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

(3)	Includes the 30% withholding tax paid to the U.S. government.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2011:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2011 (US$)
Fees waived	150,000

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

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2011, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2011 was effective.

(c)           Attestation Report of the Registered Public Accounting Firm

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-5.

(d)           Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert.  Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B.  CODE OF ETHICS

Our Board adopted a code of ethics to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters.  Such code of ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements.  As part of the continued efforts to improve our corporate governance standards, our Board conducted an annual review of the code of ethics since 2009, and the current version of the code of ethics was reviewed and adopted in August 2011.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements were Rmb 17.7 million for 2010 and Rmb 19.3 million (US$3.1 million) for 2011.

Audit-Related Fees

The aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were Rmb 1.6 million for 2010 and Rmb 0.7 million (US$0.1 million) for 2011.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately Rmb 0.4 million for 2010 and Rmb 0.7 million (US$0.1 million) for 2011.

All Other Fees

The aggregate fees billed for professional services rendered by our principal accountant for risk management advisory services and information systems reviews were Rmb 0.42 million for 2010 and Rmb 1.3 million (US$0.2 million) for 2011.

The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal years 2010 and 2011.

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

During 2011, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our Shares by us and our affiliated purchasers during the fiscal year ended December 31, 2011:

Period	Total Number of Shares Purchased	Average Price Paid per Share (in HK$)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program

November 1 to 30, 2011	1,119,000	13.98	N/A	N/A
December 1 to 31, 2011	21,775,000	13.75	N/A	N/A
Total	22,894,000	13.76	N/A	N/A

(1)
On the annual general meeting of the Company held on May 27, 2011, we were authorized to purchase of up to 10% of the issued share capital on the Hong Kong Stock Exchange in conformity with relevant regulatory conditions.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

See “Item 6—Directors, Senior Management and Employees—Board Practice—Summary of Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART  III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages beginning on page F-1 following Item 19.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit Number	Document

1.1
Articles of Association of the Registrant, as amended in 2009, incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966) and Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on March 30, 2012 (File number: 1-14966).

1.2
Memorandum of Association of the Registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862) and Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on March 30, 2012 (File number: 1-14966).

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

4.43
Framework Agreement dated November 1, 2010 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966).

8.1	List of Subsidiaries.

10.1
Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).

11.1	Code of Ethics for Directors and Senior Officers, as amended in 2011.

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.

15.1	2011 Reserves Report of Ryder Scott Company, L.P.

15.2	2011 Reserves Reports of Gaffney, Cline & Associates (Consultants) Pte Ltd.

15.3	2011 Reserves Report of Lee Keeling and Associates, Inc.

15.4	2011 Reserves Report of McDaniel & Associates Consultants Ltd.

15.5	2011 Reserves Reports of Ryder Scott Company, L.P.

15.6	2011 Reserves Report of RPS.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Date: April 20, 2012

CNOOC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated statements of financial position of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) as at December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, and Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2011 and 2010 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards as issued by the Hong Kong Institute of Certified Public Accountants.

Emphasis of matter
We draw attention to Note 2.2 to the consolidated financial statements which describes the early adoption of the accounting method for consolidation and joint arrangements by the Group during 2011.  Our opinion is not qualified in respect of this matter.

Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on criteria established on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Certified Public Accountants

Hong Kong
March 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited CNOOC Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CNOOC Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, CNOOC Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of CNOOC Limited as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2011 of CNOOC Limited and our report dated March 28, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Certified Public Accountants

Hong Kong
March 28, 2012

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(All amounts expressed in millions of Renminbi/US$, except per share data)

			2009	2010	2011	2011
	Notes		RMB	RMB	RMB	US$
			million	million	million	million
				Note 2.2
REVENUE
Oil and gas sales	6		83,914	146,134	189,279	30,073
Marketing revenues			20,752	32,446	50,469	8,019
Other income			529	1,456	1,196	190

			105,195	180,036	240,944	38,282

EXPENSES
Operating expenses			(12,490)	(15,647)	(18,264)	(2,902)
Taxes other than income tax	12	(ii)	(3,888)	(7,109)	(10,332)	(1,642)
Exploration expenses			(3,234)	(5,483)	(5,220)	(829)
Depreciation, depletion and amortization	8		(15,943)	(26,756)	(30,521)	(4,849)
Special oil gain levy	7		(6,357)	(17,706)	(31,982)	(5,081)
Impairment and provision	20		(7)	(27)	(22)	(3)
Crude oil and product purchases			(20,455)	(32,236)	(50,307)	(7,993)
Selling and administrative expenses			(2,264)	(3,039)	(2,854)	(453)
Others			(232)	(888)	(835)	(133)

			(64,870)	(108,891)	(150,337)	(23,885)

PROFIT FROM OPERATING ACTIVITIES			40,325	71,145	90,607	14,397

Interest income	8		638	618	1,196	190
Finance costs	9		(535)	(1,122)	(1,707)	(271)
Exchange gains, net	8		54	995	637	101
Investment income	8		200	427	1,828	290
Share of profits of associates			173	199	320	51
Share of profits of a joint venture			–	199	247	39
Non-operating (expenses)/income, net			(34)	142	(563)	(89)

PROFIT BEFORE TAX	8		40,821	72,603	92,565	14,708
Income tax expense	12	(i)	(11,335)	(18,193)	(22,310)	(3,545)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT			29,486	54,410	70,255	11,163

OTHER COMPREHENSIVE (LOSS)/INCOME
Exchange differences on translation of foreign operations			(158)	(2,496)	(3,826)	(608)
Net (loss)/gain on available-for-sale financial assets, net of tax	19		(74)	5,590	(800)	(127)
Share of other comprehensive (loss)/income of associates			7	3	(20)	(3)

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR, NET OF TAX			(225)	3,097	(4,646)	(738)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT			29,261	57,507	65,609	10,425

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	14		0.66	1.22	1.57	US$0.25
Diluted (RMB Yuan)	14		0.66	1.21	1.57	US$0.25

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2010 AND 2011
(All amounts expressed in millions of Renminbi/US$)

			2010	2011	2011
	Notes		RMB	RMB	US$
			million	million	million
			Note 2.2
NON-CURRENT ASSETS
Property, plant and equipment	15		186,678	220,567	35,045
Intangible assets	16		1,148	1,033	164
Investments in associates	17		1,781	2,822	448
Investments in a joint venture	18		20,823	20,175	3,205
Available-for-sale financial assets	19, 33		8,616	7,365	1,170
Other non-current assets			-	379	60

Total non-current assets			219,046	252,341	40,092

CURRENT ASSETS
Inventories and supplies	20		3,975	4,380	696
Trade receivables	21		10,311	10,604	1,685
Due from related companies			9,548	10,312	1,638
Held-to-maturity financial assets			3,040	23,467	3,729
Available-for-sale financial assets	19, 33		18,940	27,576	4,381
Other current assets			14,307	7,430	1,181
Time deposits with maturity over three months	22		11,976	24,476	3,889
Cash and cash equivalents	22		27,287	23,678	3,762

Total current assets			99,384	131,923	20,961

CURRENT LIABILITIES
Loans and borrowings	25		21,194	19,919	3,165
Trade and accrued payables	23		9,728	9,349	1,485
Due to the parent company			307	456	72
Due to related companies			8,328	11,075	1,760
Other payables and accrued liabilities	24		17,817	21,761	3,457
Taxes payable			11,049	7,656	1,216

Total current liabilities			68,423	70,216	11,155

NET CURRENT ASSETS			30,961	61,707	9,806

TOTAL ASSETS LESS CURRENT LIABILITIES			250,007	314,048	49,898

NON-CURRENT LIABILITIES
Loans and borrowings	25		9,859	18,076	2,872
Provision for dismantlement	26		15,825	24,964	3,966
Deferred tax liabilities	12	(i)	6,841	5,488	872
Other non-current liabilities			1,716	2,664	423

Total non-current liabilities			34,241	51,192	8,133

Net assets			215,766	262,856	41,765

EQUITY
Equity attributable to owners of the parent
Issued capital	27		949	949	151
Reserves	28		214,817	261,907	41,614

Total equity			215,766	262,856	41,765

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

At January 1, 2009	949	42,129		(10,707)	20,000		5,064	94,924	7,879		160,238

Total comprehensive income for the year	-	-		(158)	-		(67)	29,486	-		29,261

2008 final dividend	-	-		-	-		-	5	(7,879)		(7,874)
2009 interim dividend	-	-		-	-		-	(7,874)	-		(7,874)
Proposed 2009 final dividend	-	-		-	-		-	(7,856)	7,856		-
Equity-settled share option expenses	-	-		-	-		185	-	-		185
Appropriation and utilization of safety fund, net	-	-		-	-		(9)	9	-		-

At December 31, 2009	949	42,129	*	(10,865)*	20,000	*	5,173 *	108,694 *	7,856	*	173,936

At January 1, 2010	949	42,129		(10,865)	20,000		5,173	108,694	7,856		173,936

Total comprehensive income for the year (note 2.2)	-	-		(2,496)	-		5,593	54,410	-		57,507
2009 final dividend	-	-		-	-		-	61	(7,856)		(7,795)
2010 interim dividend	-	-		-	-		-	(8,100)	-		(8,100)
Proposed 2010 final dividend	-	-		-	-		-	(9,421)	9,421		-
Equity-settled share option expenses	-	-		-	-		218	-	-		218
Appropriation and utilization of safety fund, net	-	-		-	-		(12)	12	-		-

At December 31, 2010 (note 2.2)	949	42,129	*	(13,361)*	20,000	*	10,972 *	145,656 *	9,421	*	215,766

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non-distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

At January 1, 2011 (note2.2)	949	42,129		(13,361)	20,000		10,972	145,656	9,421		215,766

Total comprehensive income for the year	-	-		(3,826)	-		(820)	70,255	-		65,609
2010 final dividend	-	-		-	-		-	134	(9,421)		(9,287)
2011 interim dividend	-	-		-	-		-	(9,106)	-		(9,106)
Proposed 2011 final dividend	-	-		-	-		-	(10,142)	10,142		-
Share repurchases (note 27)	-	-		-	-		-	(256)	-		(256)
Equity-settled share option expenses (note 27)	-	-		-	-		143	-	-		143
Appropriation and utilization of safety fund, net	-	-		-	-		(13)	-	-		(13)

At December 31, 2011	949	42,129	*	(17,187)*	20,000	*	10,282 *	196,541 *	10,142	*	262,856

*	These reserve accounts comprise the consolidated reserves of approximately RMB261,907 million (2010: RMB214,817 million, 2009:RMB172,986 million) in the consolidated statements of financial position.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(All amounts expressed in millions of Renminbi/US$)

		2009	2010	2011	2011
	Notes	RMB	RMB	RMB	US$
		million	million	million	million
			Note 2.2
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	31	58,385	85,921	140,809	22,371
Income taxes paid		(8,761)	(15,038)	(24,638)	(3,915)

Net cash generated from operating activities		49,624	70,883	116,171	18,456

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(1,017)	(11,309)	(15,950)	(2,534)
Additions of property, plant and equipment		(39,183)	(28,247)	(36,422)	(5,787)
Additions of intangible assets		(193)	(85)	(121)	(19)
Purchase of leasing rights		-	-	(280)	(44)
Acquisition of interest in a joint venture		-	(21,258)	-	-
Acquisition of subsidiaries		-	-	(7,933)	(1,260)
Acquisition of interest in an associate		-	-	(948)	(151)
Disposal of a subsidiary		-	-	1,340	213
(Increase)/decrease in time deposits with maturity over three months		430	8,894	(12,500)	(1,986)
Dividends received from associates		239	147	184	29
Interest received		765	513	1,013	161
Investment income received		22	310	1,288	205
Purchases of long term available-for-sale financial assets		(1,572)	-	-	-
Purchases of current available-for-sale and held-to-maturity financial assets		(9,080)	(38,480)	(206,266)	(32,772)
Proceeds from sale of current available-for-sale and held-to-maturity financial assets		12,257	25,193	177,467	28,197
Proceeds from disposal of property, plant and equipment		25	119	92	15

Net cash flows used in investing activities		(37,307)	(64,203)	(99,036)	(15,733)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of financial notes		-	-	12,966	2,060
Redemption of financial notes		-	-	(5,321)	(845)
Proceeds from bank loans		5,307	17,245	5,166	821
Repayment of bank loans		(500)	(4,034)	(10,259)	(1,630)
Dividends paid		(14,175)	(14,390)	(20,877)	(3,317)
Interest paid		(35)	(431)	(1,665)	(265)
Share repurchases		-	-	(256)	(41)

Net cash flows used in financing activities		(9,403)	(1,610)	(20,246)	(3,217)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		2,914	5,070	(3,111)	(494)
Cash and cash equivalents at beginning of year		19,762	22,615	27,287	4,335
Effect of foreign exchange rate changes, net		(61)	(398)	(498)	(79)

CASH AND CASH EQUIVALENTS AT END OF YEAR	22	22,615	27,287	23,678	3,762

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

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

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC September 15, 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC
CNOOC International Limited**	British Virgin Islands August 23, 1999	US$20,000,000,002	100%	Investment holding
China Offshore Oil (Singapore) International Pte Ltd	Singapore May 14, 1993	SG$3 million	100%	Sale and marketing of petroleum products outside the PRC
CNOOC Finance (2002) Limited	British Virgin Islands January 24, 2002	US$1,000	100%	Bond issuance
CNOOC Finance (2003) Limited	British Virgin Islands April 2, 2003	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands December 31, 2010	US$1,000	100%	Bond issuance
OOGC America, Inc.	State of Delaware, United States of America August 28, 1997	US$1,000	100%	Investment holding

Indirectly held subsidiaries*:
CNOOC Deepwater Development Limited	Zhuhai, PRC March 1, 2010	RMB 1 billion	100%	Deepwater and low-grade oil and gas fields exploration, development, and oil and gas production sales in the PRC
CNOOC Southeast Asia Limited	Bermuda May 16, 1997	US$12,000	100%	Investment holding
CNOOC ONWJ Ltd.***	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC SES Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (CONTINUED)

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries*:
CNOOC NWS Private Limited	Singapore October 8, 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Muturi Limited	Isle of Man February 8, 1996	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC Exploration & Production Nigeria Limited	Nigeria January 6, 2006	Naira10 million	100%	Petroleum exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands October 15, 2010	US$1	100%	Providing services of petroleum exploration and development in oilfield of the Republic of Iraq
CNOOC Canada Inc. (note 4 (iv))	Canada January 15, 1999	281,749,526 common shares without a par value	100%	Oil sands exploration, development and production in Canada

*	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

**
CNOOC International Limited is a 100% owned subsidiary of the Company. The Company applied for the subscription of 10,000 redeemable shares of a par value each of US$1.00 in CNOOC International Limited at a consideration of US$20,000,000,000, and the first instalment in the amount of US$8,361,283,568.40, comprising US$10,000 as to par and US$8,361,273,568.40 as to share premium was paid on June 15, 2011. The Company became the registered holder of 10,000 Redeemable Shares in CNOOC International Limited on July 8, 2011.

***	CNOOC ONWJ Ltd. was divested on December 22, 2011, as CNOOC Southeast Asia Limited sold it to EMP International (BVI) Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

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

The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that are first effective for the current accounting year commencing January 1, 2011 or later but available for early adoption. The equivalent new and revised HKFRSs and HKFRS Interpretations consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(a)
Standards, revisions and amendments to IFRSs and HKFRSs which are applicable to the Group, and have been adopted for the first time for the current year’s financial statements:

Mandatorily adopted as of January 1, 2011:

IAS 24 (Revised)/HKAS 24 (Revised) – Related Party Disclosures

IAS 24 (Revised)/HKAS 24 (Revised) clarifies and simplifies the definition of related parties. The new definitions emphasize a symmetrical view of related party relationships and clarify the circumstances in which persons and key management personnel affect related party relationships of an entity. The revised standard also introduces an exemption from the general related party disclosure requirements for transactions with a government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The accounting policy for related parties has been revised to reflect the changes in the definitions of related parties under the revised standard. IAS24 (Revised)/HKAS 24 (Revised) are effective for annual periods beginning on or after January 1, 2011. The adoption of the revised standard did not have any impact on the financial position or performance of the Group. Details of the related party transactions, including the related comparative information, are included in note 29 to the consolidated financial statements.

Other than the impact of IAS 24 (Revised)/HKAS 24 (Revised) as discussed above, the mandatory adoption of effective IFRS and HKFRS has had no significant financial effect on the consolidated financial statements.

Early adopted before the mandatory effective dates:

IFRS 10/HKFRS 10 – Consolidated Financial Statements

IFRS 10/HKFRS 10 replaces the portion of IAS 27/HKAS 27 that addresses the accounting for consolidated financial statements. It establishes a single control model that applies to all entities. It requires management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent.

The standard introduces a new definition of control under which control of investee requires an investor to possess all the following three elements: 1) the power over the investee; 2) the exposure or rights to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10/HKFRS 10 does not have significant impact on the Group’s consolidated financial statements.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(a)
(continued)

IFRS 11/HKFRS 11 – Joint Arrangements

IFRS 11/HKFRS 11 replaces IAS 31/HKAS 31 Interests in Joint Ventures and Standing Interpretation Committee-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11/HKFRS 11 addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control. In determining the type of arrangements, IFRS 11/HKFRS 11 requires parties to the arrangement to assess: 1) the legal form of the separate vehicle; 2) the terms of the contractual arrangement; and 3) other facts and circumstances that give them right to the assets and obligations for the liabilities or right to the net assets of the vehicle. A joint arrangement that meets the definition of a joint venture must be accounted for using the equity method. For a joint operation, an entity recognizes its assets, liabilities, revenues and expenses relating to its relative shares thereof.

The application of this new standard impacts the financial position and presentation of statement of income of the Group. This is due to the cessation of proportionate consolidating a joint venture Bridas Corporation and the adoption of equity accounting for this investment.

Bridas Corporation is a separate legal entity that controls its own assets, earns its own income and incurs its own expenses and liabilities. The Group’s rights as a shareholder of Bridas Corporation are limited to dividends or distributions of the net assets of Bridas Corporation, rather than having direct rights to any operating assets, production output and obligations for any operating liabilities. Accordingly, the Group has evaluated its interest in Bridas Corporation as an investment in joint venture under IFRS 11/HKFRS 11.

Upon the adoption of IFRS 11/HKFRS 11, the Group changed the accounting for its investment in Bridas Corporation from proportionate consolidation to the equity method. The comparative period has been retrospectively adjusted with the investments in Bridas Corporation being equity accounted since the date of acquisition on May 4, 2010, hence the earlier adoption has no impact on the consolidated statement of financial position as at January 1, 2010.  The effect on the consolidated statement of financial position as at December 31, 2010 and the consolidated statement of comprehensive income for the year ended December 31, 2011 and 2010 is summarized below.

IFRS 12/HKFRS 12 – Disclosure of Interests in Other Entities

IFRS 12/HKFRS 12 establishes the disclosure objectives for an entity to disclose information concerning its interest in a subsidiary, a joint arrangement, and associate or an unconsolidated structured entity. It also requires an entity to disclose the significant judgments and assumptions it has made in determining the nature of its interest in another entity or arrangement, also in determining the type of joint arrangement in which it has an interest. Additional disclosures are made in the Group’s consolidated financial statements.

IAS 27 (Revised)/HKAS 27 (Revised) – Separate Financial Statements

Revisions are made resulting from the issuance of IFRS 10/HKFRS 10 and Consolidated Financial Statements are now addressed by IFRS 10/HKFRS 10. Therefore, IAS 27/HKAS 27 are revised to only address separate financial statements, including how to prepare separate financial statements of an investor and what disclosures should be made in the separate financial statements. The adoption of IAS27 (Revised)/HKAS 27 (Revised) does not have significant impact on the Group’s consolidated financial statements.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(a)
(continued)

IAS 28 (Revised)/HKAS 28 (Revised) – Investments in Associates and Joint Ventures

Revisions are made resulting from the issuance of IFRS 11/HKFRS 11. An entity applies IFRS 11/HKFRS 11 to determine the type of a joint arrangement in which it is involved.  Once it has determined that it has an interest in a joint venture, the entity recognizes an investment and accounts for it using the equity method.

The five new or revised standards above are required to be adopted for annual periods beginning on or after January 1, 2013 with early application permitted so long as all of the five new or revised standards are applied early. As discussed above, the Group has adopted these five new or revised standards on January 1, 2011.

The following presents the effect of adopting IFRS 11/HKFRS 11 on the consolidated statement of financial position comparing the retrospectively adjusted 2010 balances to the balances previously reported, and the 2011 recorded balances to what would have been reported had the Group continued to proportionately consolidate Bridas Corporation:

Increase/(decrease)	2010	2011

Assets:
Property, plant and equipment	(25,653)	(24,440)
Intangible assets and goodwill	(1,874)	(1,783)
Investment in a joint venture	20,823	20,175
Other non-current assets	(1,523)	(1,487)
Trade receivables	(555)	(676)
Cash and cash equivalents	(12,284)	(1,205)
Other current assets	11,570	(73)
	(9,496)	(9,489)

Liabilities:
Loans and borrowings	(2,294)	(2,206)
Other non-current liabilities	(371)	(477)
Deferred tax liabilities	(6,281)	(5,679)
Trade payables	(494)	(674)
Other current liabilities	(56)	(453)
	(9,496)	(9,489)

The following presents the effect of adopting IFRS 11/HKFRS 11 on the consolidated statement of comprehensive income comparing the retrospectively adjusted 2010 amounts to the amounts previously reported, and the 2011 recorded amounts to what would have been reported had the Group continued to proportionately consolidate Bridas Corporation:

	2010	2011

(Decrease) in revenue	(3,017)	(4,941)
Decrease in operating expenses	557	1,031
Decrease in taxes other than income tax	1,095	1,330
Decrease in depreciation, depletion and amortization	931	1,470
Decrease in other expenses	188	579
Decrease in income tax expense	47	284
Increase in share of profits of a joint venture	199	247

Total increase in net profit	-	-

The adoption of IFRS 11/HKFRS 11 has no material impact on basic and diluted earnings per share for the year ended December 31, 2011 and 2010.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(a)	(continued)

Recognition of the Group’s investment in Bridas Corporation as at December 31, 2010:

2010

Assets:
Property, plant and equipment	25,653
Intangible assets and goodwill	1,874
Other non-current assets	1,523
Trade receivables	555
Cash and cash equivalents	12,284
Other current assets	118

Liabilities:
Loans and borrowings	(2,294)
Other non-current liabilities	(371)
Deferred tax liabilities	(6,281)
Trade payables	(494)
Other current liabilities	(11,744)

Investment in a joint venture	20,823

(b)	The Group has not applied the following new and revised IFRSs/HKFRSs, that have been issued but are not yet effective, in these financial statements

IFRS 1 Amendments/HKFRS 1 Amendments	Amendments to IFRS 1/HKFRS 1 First-time
Adoption of International Financial
Reporting Standards/Hong Kong Financial
Reporting Standards – Severe Hyperinflation
and Removal of Fixed Dates for First-
timeAdopters1
IFRS 7 Amendments/HKFRS 7 Amendments	Amendments to IFRS 7/HKFRS 7 Financial
Instruments: Disclosures – Transfers of
Financial Assets1
IFRS 9/HKFRS 9	Financial Instruments5
IFRS 13/HKFRS 13	Fair Value Measurement4
IAS 1 Amendments/HKAS 1 Amendments	Presentation of Financial Statements –
Presentation of Items of Other
Comprehensive Income3
IAS 12 Amendments/HKAS 12 Amendments	Amendments to IAS 12/HKAS 12 Income Taxes – Deferred Tax: Recovery of
Underlying Assets2
IAS 19 (2011)/HKAS 19 (2011)	Employee Benefits4
IFRIC-Int 20/HK(IFRIC)-Int 20	Stripping Costs in the Production Phase of a
Surface Mine4

1   Effective for annual periods beginning on or after July 1, 2011
2   Effective for annual periods beginning on or after January 31, 2012
3   Effective for annual periods beginning on or after July 1, 2012
4   Effective for annual periods beginning on or after January 1, 2013
5   Effective for annual periods beginning on or after January 1, 2015

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(b)	(continued)

Further information about those changes that are expected to significantly affect the Group is as follows:

IFRS 9/HKFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement.  This phase focuses on the classification and measurement of financial assets.  Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IFRS 39/HKAS 39.

In November 2010, the IASB/HKICPA issued additions to IFRS 9/HKFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9/HKFRS 9 the current derecognition principles of financial instruments of IAS 39/HKAS 39. Most of the Additions were carried forward unchanged from IAS 39/HKAS 39, while changes were made to the measurement of financial liabilities designated at fair value through profit or loss using the fair value option (“FVO”).  For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”).  The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss.  However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

IAS 39/HKAS 39 is aimed to be replaced by IFRS 9/HKFRS 9 in its entirety.  Before this entire replacement, the guidance in IAS 39/HKAS 39 on hedge accounting and impairment of financial assets continues to apply.  The Group expects to adopt IFRS 9/HKFRS 9 from January 1, 2015.

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, financial position or performance of the Group. While the adoption of some of the amendments when they will become effective after January 1, 2012 may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. Besides, the Group has also considered all other IFRICs/HKFRICs issued and they are unlikely to have any financial impact on the Group.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2011.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognised in accordance with IAS 39/HKAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39/HKAS 39, it is measured in accordance with the appropriate IFRS/HKFRS.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and goodwill (continued)
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its impairment test of goodwill at each reporting date. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

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

Subsidiaries
Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Associates
Based on the Group’s ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual rights, the Group has significant influence over its associates, rather than the power to control.

The Group’s investments in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and reserves of associates is included in the consolidated statement of comprehensive income and consolidated reserves, respectively. Unrealized gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s investments in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s investments in associates and is not individually tested for impairment.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Associates (continued)
The results of associates are included in the Company’s comprehensive income statement to the extent of dividends received and receivable. The Company’s investments in associates are treated as non-current assets and are stated at cost less any impairment losses.

When an investment in an associate is classified as held for sale, it is accounted for in accordance with IFRS 5/ HKFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Joint arrangements
Certain of the Group’s activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint operations
Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Group’s interests in production sharing arrangements and certain jointly-controlled entities.

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries. The Group’s participating interest may vary in each arrangement. The Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner’s participating interest. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the local government, which, in most of cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue will be allocated among the co-owners.

Joint venture
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post acquisition results and reserves of joint ventures is included in the consolidated statement of comprehensive income and consolidated reserves, respectively. Where the profit sharing ratios is different to the Group’s equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Groups investments in the joint ventures, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures and is not individually tested for impairment.

The results of joint ventures are included in the Company’s comprehensive income statement to the extent of dividend received and receivable. The Company’s investments in joint ventures are treated as non-current assets and are stated at cost less any impairment losses.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5/HKFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties
A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Impairment of non-financial assets other than goodwill
Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment
Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment and others.

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

(b)	Vehicles, office equipment and others
Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years; and the useful lives of other assets is in line with their beneficial periods.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are recognised in profit or loss.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill)
Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortised on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding software have been amortised on the straight-line basis over three to five years.

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

Investments and other financial assets

Initial recognition and measurement
Financial assets within the scope of IAS 39/HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognized initially, they are measured at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases or sales) are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and bank balances, trade and other receivables, quoted and unquoted financial instruments, and derivative financial instruments.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement
The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognised in other income and gains or finance costs in profit or loss in the period. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognized in accordance with the policies set out for “Revenue recognition” below.

(b)	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(c)	Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity. Held-to-maturity investments are subsequently measured at amortized cost using the effective interest rate method less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Gains and losses are recognized in profit or loss when the investments are derecognized or impaired, as well as through the amortization process.

(d)	Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial assets are measured at fair value, with unrealized gains or losses recognized as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognized in profit or loss in accordance with the policies set out for “Revenue recognition” below.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

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
If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in profit or loss.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in profit or loss, to the extent that the carrying value of the asset does not exceed amortized cost at the reversal date.

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
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the profit or loss, is removed from other comprehensive income and recognized in profit or loss.

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortised cost. Impairment losses on equity instruments are not reversed through profit or loss; increases in their fair value after impairments are recognised directly in equity. Impairment losses on debt instruments are reversed through the profit or loss, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

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

Financial liabilities at amortized cost (including interest-bearing loans and borrowings)
Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortized cost, using the effective interest method. The related interest expense is recognized within “Finance costs” in profit or loss.

Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

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

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.

Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Inventories and supplies
Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net unrealizable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a)	General
A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “Finance costs” in the statement of comprehensive income.

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

Income tax
Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●
when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)
As at December 31, 2011, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries have not been recognized, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

●
when the deferred tax assets relating to the deductible temporary differences arise from the initial    recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(a)	Oil and gas sales (continued)
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
Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers and income from disposal of oil and gas properties and is recognized when the services have been rendered or the properties has been disposed. Reimbursement of insurance claims is recognized when the compensation becomes receivable.

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

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest for the Group.

No equity-settled award was modified or cancelled during the years ended December 31, 2011 and 2010.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement and termination benefits
The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 11% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to the profit or loss in the year to which they relate.

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

Foreign currencies
These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated in line with the recognition of the gain or loss on change in fair value of the item.

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

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to the profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms.

Contingencies
A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognized in the financial statements, but is disclosed when an inflow of economic benefits is probable.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions
The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the directors have made the following judgments, estimates and assumptions, which have the most significant effect on the amounts recognized in the consolidated financial statements.

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

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission's rules, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

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
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

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

2011

(i)
The Company and Bridas Energy Holdings Ltd. (“BEH”), through Bridas Corporation, a 50%  owned joint venture, entered into a share purchase agreement with BP PLC (“BP”) on November 28, 2010, pursuant to which Bridas Corporation would acquire a 60% equity interest in Pan America Energy LLC (“PAE”) from BP for a consideration of approximately US$7.06 billion. On November 5, 2011, Bridas Corporation sent to BP a letter to terminate the above mentioned transaction to acquire 60% equity interest in PAE from BP.

(ii)
On January 29, 2011, CNOOC International Limited (“CNOOC International”) through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration LLC, a subsidiary of Chesapeake Energy Corporation to purchase a 33.3% undivided interest in the Denver-Julesburg and Powder River Basins in northeast Colorado and southeast Wyoming (the “Niobrara Project”) with a cash consideration of US$570 million. In addition, CNOOC International has agreed to fund 66.7% of Chesapeake’s share of drilling and completion costs in the project until an additional US$697 million has been paid. US$180 million was paid in 2011. The deal was closed on February 11, 2011.

(iii)
On March 29, 2011, CNOOC Uganda Ltd, a wholly-owned subsidiary of CNOOC International, entered into a sales and purchase agreement with Tullow Uganda Limited and Tullow Uganda Operation Pty. Limited, wholly-owned subsidiaries of Tullow Oil Plc., to acquire a one-third working interest in Uganda Exploration Areas 1, 2 and 3A (the “Uganda Assets”) for an initial cash consideration of US$1.467 billion, out of which US$251 million was paid in 2011. The acquisition of the Uganda Assets was subsequently completed on February 21, 2012 and the remaining US$1.216 billion was paid accordingly.

(iv)
On July 20, 2011, the Company entered into an Arrangement Agreement, through its indirect wholly-owned subsidiary, CNOOC Luxembourg S.à r.l, to acquire OPTI Canada Inc. (“OPTI”), a public company listed on the Toronto Stock Exchange (“TSX”) with a total consideration of approximately US$2.1 billion, which included an aggregate cash consideration of US$1.25 billion paid to the OPTI shareholders (US$34 million or approximately RMB214 million) and the Second Lien Noteholders (US$1.216 billion or approximately RMB7.69 billion). In addition, due to a change in control of OPTI as a result of the transaction, OPTI must redeem all of its outstanding First Lien Notes in December 2011 at a price equal to 102% of the principal amount of the First Lien Notes plus accrued interest (totaling US$878 million) pursuant to the indentures thereof. The acquisition was completed on November 28, 2011. In connection with the acquisition, the OPTI shares have been delisted from the TSX. OPTI Canada Inc. subsequently changed its name to CNOOC Canada Inc. on December 15, 2011.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER VENTURES (continued)

2011 (continued)

(iv)	(continued)

The fair values of the identifiable assets and liabilities of OPTI as at the date of acquisition are as follows:

Fair value recognized on acquisition

Property, plant and equipment	14,600
Cash and cash equivalents	1,008
Trade receivables	326
Other current assets	105

Trade payables	(560)
Other current liabilities	(659)
Loans and borrowings	(14,262)
Other non-current liabilities	(344)

Goodwill on acquisition	-

Satisfied by cash	214

The fair values disclosed above are provisional subject to finalization of valuation for the identifiable assets and liabilities. The review of the fair value of the assets and liabilities acquired will be completed within 12 months after the acquisition date.

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:
Cash consideration	214
Purchase of Second Lien Notes	7,690
Cash and cash equivalents acquired	(1,008)

Net outflow of cash and cash equivalents in respect of the acquisition	6,896

Since the acquisition, CNOOC Canada Inc. contributed approximately RMB255 million to the Group’s turnover and approximately RMB15 million to the consolidated profit for the year.

If the acquisition had taken place at the beginning of the year, CNOOC Canada Inc. would have contributed approximately RMB2,418 million to the Group’s turnover and reduced the consolidated profit for the year by approximately RMB268 million.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER VENTURES (continued)

2010

(i)
On March 13, 2010, CNOOC International, a wholly-owned subsidiary of the Company, entered into agreements with BEH to form a 50:50 joint venture in Bridas Corporation, formerly a wholly-owned subsidiary of BEH, for cash consideration of approximately US$3.1 billion. This transaction is aligned with the Company’s growth strategy by expanding its reach into Latin America and establishes a foundation for future growth in the region and other countries. Bridas Corporation, through its affiliates (including a 40% interest in PAE) has oil and gas exploration and production activities in Argentina, Bolivia and Chile. On May 4, 2010, the Company completed its acquisition at a total consideration of US$3.1 billion.

The Group accounts for its investment in Bridas Corporation using the equity method.

(ii)
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

(iii)
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

(iv)
On October 10, 2010, CNOOC International through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake Energy Corporation (“Chesapeake”), to purchase a 33.3% undivided interest in Chesapeake’s Eagle Ford Shale project in Texas with a cash consideration of US$1.08 billion plus an upward adjustment of US$40 million plaid on closing. In addition, CNOOC International has agreed to fund 75% of Chesapeake’s share of development costs in the project until an additional US$1.08 billion has been paid. The deal was closed on November 15, 2010.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION

(a)	Operating segments

The Group is organized on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under joint arrangements and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The following table presents the segment financial information for the Group’s operating segments for the years ended December 31, 2009, 2010 and 2011.

	Independent operations			Joint arrangements			Trading business			Corporate			Eliminations			Consolidated
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
Sales to external customers:
Oil and gas sales	44,315	85,425	114,411	39,599	60,709	74,868	-	-	-	-	-	-	-	-	-	83,914	146,134	189,279
Marketing revenues	-	-	-	-	-	-	20,752	32,446	50,469	-	-	-	-	-	-	20,752	32,446	50,469
Intersegment revenues	102	-	-	8,829	17,638	21,293	-	-	-	-	-	-	(8,931)	(17,638)	(21,293)	-	-	-
Other income	240	491	219	170	836	845	-	-	-	119	129	132	-	-	-	529	1,456	1,196

Total	44,657	85,916	114,630	48,598	79,183	97,006	20,752	32,446	50,469	119	129	132	(8,931)	(17,638)	(21,293)	105,195	180,036	240,944

Segment results
Operating expenses	(6,184)	(7,775)	(9,254)	(6,306)	(7,872)	(9,010)	-	-	-	-	-	-	-	-	-	(12,490)	(15,647)	(18,264)
Taxes other than income tax	(2,245)	(4,434)	(6,904)	(1,643)	(2,675)	(3,428)	-	-	-	-	-	-	-	-	-	(3,888)	(7,109)	(10,332)
Exploration expenses	(2,401)	(4,120)	(3,982)	(833)	(1,363)	(1,238)	-	-	-	-	-	-	-	-	-	(3,234)	(5,483)	(5,220)
Depreciation, depletion and amortization	(6,845)	(12,833)	(16,080)	(9,098)	(13,923)	(14,441)	-	-	-	-	-	-	-	-	-	(15,943)	(26,756)	(30,521)
Special oil gain levy	(4,040)	(12,048)	(22,120)	(2,317)	(5,658)	(9,862)	-	-	-	-	-	-	-	-	-	(6,357)	(17,706)	(31,982)
Impairment and provision	(7)	(27)	(22)	-	-	-	-	-	-	-	-	-	-	-	-	(7)	(27)	(22)
Crude oil and product purchases	-	-	-	-	-	-	(20,455)	(32,236)	(50,307)	-	-	-	-	-	-	(20,455)	(32,236)	(50,307)
Selling and administrative expenses	(33)	(122)	(79)	(989)	(1,267)	(1,164)	-	-	-	(1,242)	(1,650)	(1,611)	-	-	-	(2,264)	(3,039)	(2,854)
Others	-	(535)	(350)	(207)	(225)	(396)	-	-	-	(25)	(128)	(89)	-	-	-	(232)	(888)	(835)
Interest income	-	-	-	4	28	22	-	-	-	634	590	1,174	-	-	-	638	618	1,196
Finance costs	(296)	(502)	(831)	(212)	(418)	(523)	-	-	-	(27)	(202)	(353)	-	-	-	(535)	(1,122)	(1,707)
Exchange gains/(losses), net	-	-	-	26	34	(29)	-	-	-	28	961	666	-	-	-	54	995	637
Investment income	-	-	-	-	-	-	-	-	-	200	427	1,828	-	-	-	200	427	1,828
Share of profits of associates	-	-	-	-	-	-	-	-	-	173	199	320	-	-	-	173	199	320
Share of profits of a joint venture	-	-	-	-	199	247	-	-	-	-	-	-	-	-	-	-	199	247
Non-operating (expenses)/ income, net	-	-	-	-	-	-	-	-	-	(34)	142	(563)	-	-	-	(34)	142	(563)
Income tax expense	-	-	-	-	-	-	-	-	-	(11,335)	(18,193)	(22,310)	-	-	-	(11,335)	(18,193)	(22,310)

Segment profit for the year	22,606	43,520	55,008	27,023	46,043	57,184	297	210	162	(11,509)	(17,725)	(20,806)	(8,931)	(17,638)	(21,293)	29,486	54,410	70,255

Other segment information
Segment assets	83,722	93,405	100,629	112,633	141,098	157,065	2,202	3,160	4,232	41,984	58,163	99,341	-	-	-	240,541	295,826	361,267
Investments in associates	-	-	-	-	-	924	-	-	-	1,727	1,781	1,898	-	-	-	1,727	1,781	2,822
Investment in a joint venture	-	-	-	-	20,823	20,175	-	-	-	-	-	-	-	-	-	-	20,823	20,175

Total assets	83,722	93,405	100,629	112,633	161,921	178,164	2,202	3,160	4,232	43,711	59,944	101,239	-	-	-	242,268	318,430	384,264

Segment liabilities	(16,557)	(20,740)	(33,706)	(31,699)	(56,420)	(50,337)	(428)	(1,358)	(2,261)	(19,649)	(24,146)	(35,104)	-	-	-	(68,333)	(102,664)	(121,408)

Total liabilities	(16,557)	(20,740)	(33,706)	(31,699)	(56,420)	(50,337)	(428)	(1,358)	(2,261)	(19,649)	(24,146)	(35,104)	-	-	-	(68,333)	(102,664)	(121,408)

Capital expenditures	30,415	24,707	20,598	13,252	27,107	45,290	-	1	-	41	92	1,140	-	-	-	43,708	51,907	67,028

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.           SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Argentina, the United States of America, Canada and Singapore.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical information is presented for revenues from external customers as over 77% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets and capital expenditure information for the Group’s geographical information for the years ended December 31, 2009, 2010 and 2011.

	PRC			Asia excluding PRC			Oceania			Africa			North America			Consolidation and elimination			Total
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
Non-current assets	115,498	126,562	191,262	14,472	33,754	33,086	3,118	2,782	2,423	33,901	30,818	26,441	1,301	16,527	44,599	(13)	(13)	(52,835)	168,277	210,430	244,976
Capital expenditures	36,881	31,938	31,932	1,891	1,789	2,450	444	-	1	3,164	2,540	2,142	1,328	15,640	30,503	-	-	-	43,708	51,907	67,028

The information on non-current assets above is based on the location of assets and excludes financial instruments.

(c)	Information about major customers

The current year’s revenue of approximately RMB52,026 million (2010: RMB34,384 million, 2009: RMB 24,333 million) and RMB33,591 million (2010: RMB13,218 million, 2009: 7,721 million) was derived from sales by the independent operations and joint arrangements segments to China Petroleum & Chemical Corporation and PetroChina Company Limited respectively.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

6.        OIL AND GAS SALES

	2009	2010	2011
Gross sales	87,763	152,887	195,759
Less: Royalties	(1,464)	(3,523)	(3,134)
PRC government’s share of oil	(2,385)	(3,230)	(3,346)

Oil and gas sales	83,914	146,134	189,279

7.        SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. MOF has decided to increase the threshold of the SOG Levy to US$55, with effect from November 1, 2011. Notwithstanding this adjustment, the SOG Levy will continue to have five levels and will be calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	2009	2010	2011
Crediting:
Interest income from bank deposits	(638)	(618)	(1,196)
Exchange gains, net	(54)	(995)	(637)

Investment income:
– Net gain from available-for-sale financial assets	(200)	(425)	(1,695)
– Net gain from held-to-maturity financial assets	-	(2)	(133)

	(200)	(427)	(1,828)

Charging:
Auditors’ remuneration:
– Audit fee	15	18	19
– Other fees	3	2	3

	18	20	22

Employee wages, salaries, allowances and social security costs	952	1,581	1,527

Equity-settled share option expenses	185	218	143

Depreciation, depletion and amortization:
– Property, plant and equipment	15,819	26,943	30,397
– Intangible assets	168	195	204
Less: Net amount capitalized	(44)	(382)	(80)

	15,943	26,756	30,521

Operating lease rentals:
– Office properties	127	128	133
– Equipment	1,653	1,819	1,616

	1,780	1,947	1,749

Repairs and maintenance	1,847	2,867	3,011
Research and development costs	539	823	850
Provision for inventory obsolescence	7	27	22
Loss/(gain) on disposal of property, plant and equipment	(2)	65	94
Gain on disposal of a subsidiary	-	-	(372)
Donation to the CNOOC Marine Environmental and Ecological Protection Public Welfare Foundation	-	-	500

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	FINANCE COSTS

	2009	2010	2011

Interest on bank loans which are repayable within five years	87	264	637
Interest on other loans	387	384	921
Other borrowing costs	34	34	30

Total borrowing costs	508	682	1,588

Less: Amount capitalized in property, plant and equipment (note 15)	(440)	(394)	(1,150)

	68	288	438
Other finance costs:
Unwinding of discount on provision for dismantlement (note 26)	466	754	1,312
Other	-	80	(43)

	534	1,122	1,707

The interest rates used to determine the amount of related borrowing costs for capitalization varied from 0.9455% to 6.375% (2010: from 4.1% to 6.375%, 2009: from 4.1% to 6.375%) per annum during the year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during	Share option
	Fees (1)	in kind (1)	bonuses(1)	contributions	the year	benefits (10)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2011
Executive directors:

Li Fanrong (2)	788	-	-	75	863	-
Wu Guangqi	788	-	-	73	861	4,687

Subtotal	1,576	-	-	148	1,724	4,687

Non-executive directors:

Wang Yilin (3)	591	-	-	-	591	-
Fu Chengyu (4)	197	-	-	-	197	-
Yang Hua (5)	788	-	-	68	856	5,483
Zhou Shouwei	879	-	-	-	879	5,503
Wu Zhenfang	788	-	-	-	788	4,596

Subtotal	3,243	-	-	68	3,311	15,582

Independent non-executive
directors:
Edgar W. K. Cheng (6)	722	-	-	-	722	-
Chiu Sung Hong	879	-	-	-	879	-
Lawrence J. Lau	788	-	-	-	788	-
Tse Hau Yin, Aloysius	913	-	-	-	913
Wang Tao (8)	788	-	-	-	788	-
Subtotal	4,090	-	-	-	4,090	-
Total	8,909	-	-	216	9,125	20,269

2010
Executive directors:
Yang Hua (5)	828	2,607	2,004	81	5,520	4,732
Li Fanrong (2)	483	807	576	26	1,892	-
Wu Guangqi	828	1,298	663	77	2,866	4,011

Subtotal	2,139	4,712	3,243	184	10,278	8,743

Non-executive directors:
Fu Chengyu (4)	828	1,988	1,704	58	4,578	8,728
Zhou Shouwei	924	-	-	-	924	5,360
Cao Xinghe (9)	345	-	-	-	345	-
Wu Zhenfang	828	-	-	-	828	3,969

Subtotal	2,925	1,988	1,704	58	6,675	18,057

Independent non-executive
directors:
Edgar W. K. Cheng (6)	-	-	-	-	-	-
Chiu Sung Hong	924	-	-	-	924	-
Lawrence J. Lau (7)	414	-	-	-	414	-
Tse Hau Yin, Aloysius	959	-	-	-	959	-
Wang Tao (8)	-	-	-	-	-	-

Subtotal	2,297	-	-	-	2,297	-

Total	7,361	6,700	4,947	242	19,250	26,800

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

	Fees (1) RMB’000	Salaries allowances and benefits in kind (1) RMB’000	Performance related bonuses(1) RMB’000	Pension scheme contributions RMB’000	Total paid/payable during the year RMB’000	Share option benefits(10) RMB’000
2009
Executive directors:
Fu Chengyu (4)	837	3,014	-	87	3,938	6,489
Yang Hua (5)	837	2,415	-	79	3,331	2,982
Wu Guangqi	837	1,311	-	78	2,226	2,982

Subtotal	2,511	6,740	-	244	9,495	12,453

Non-executive directors:
Luo Han	233	-	-	-	233	-
Cao Xinghe (9)	837	-	-	-	837	2,982
Wu Zhenfang	837	-	-	-	837	2,982
Zhou Shouwei	910	611	-	20	1,541	4,553

Subtotal	2,817	611	-	20	3,448	10,517

Independent non-executive
directors:
Edgar W. K. Cheng (6)	-	-	-	-	-	-
Chiu Sung Hong	934	-	-	-	934	-
Lawrence J. Lau (7)	-	-	-	-	-	-
Tse Hau Yin, Aloysius	969	-	-	-	969	-
Wang Tao	419	-	-	-	419	-

Subtotal	2,322	-	-	-	2,322	-

Total	7,650	7,351	-	264	15,265	22,970

Notes:

(1)
Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors. All the executive directors have voluntarily waived their salaries, allowances, benefits in kind and performance-related bonus in 2011.

(2)
Mr. Li Fanrong was appointed as a non-executive director with effect from May 24, 2010 and was re-designated to executive director with effect from September 16, 2010. On November 23, 2011, Mr. Li Fanrong was appointed as Chief Executive Officer of the Company.

(3)	On April 15, 2011, Mr. Wang Yilin was appointed as Chairman of the Board of Directors and Non-executive Director of the Company.
(4)
Mr. Fu Chengyu was re-designated from executive director to non-executive director with effect from September 16, 2010. On April 15, 2011, Mr. Fu Chengyu resigned as Chairman of the Board of Directors and Non-executive Director of the Company.

(5)
Mr. Yang Hua was appointed as the Vice Chairman of the Board of Directors and Chief Executive Officer of the Company with effect from September 16, 2010. On November 23, 2011, Mr. Yang Hua resigned as Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-executive Director of the Company and continually as the Vice Chairman of the Board of Directors.

(6)
On November 3, 2011, Dr. Edgar W. K. Cheng resigned as independent non-executive director and a member of the nomination committee of the Company. Dr. Edgar W. K. Cheng has voluntarily waived his remuneration as director in 2010.

(7)	Professor Lawrence J. Lau has voluntarily waived his remuneration as director from January to June in 2010.
(8)	Mr. Wang Tao has voluntarily waived his remuneration as director in 2010.
(9)	Mr. Cao Xinghe retired as a non-executive director of the Company with effect from May 24, 2010.
(10)
During the year, no new share options were granted to directors in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 27. No director exercised any share option in 2011 and 2010.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(ii)	Other key management personnel’s (excluding directors) remuneration

	2009	2010	2011

Short term employee benefits	4	4	6
Pension scheme contributions	-	1	1
Amount paid/payable during the year	4	5	7
Share option benefits*	19	23	27
Total compensation	23	28	34

The bands of the remuneration and share option benefits of other key management personnel (excluding directors) and the related number of member of other key management personnel (excluding directors)  are as follows:

	Number of employees
	2009	2010	2011

Nil to RMB 2,000,000	1	2	2
RMB 2,000,001 to RMB 5,000,000	6	6	-
RMB 5,000,001 to RMB 6,000,000	-	-	6
RMB 6,000,001 to RMB 7,000,000	-	-	-

	7	8	8

*	No other key management personnel exercised any share option in 2009, 2010 and 2011.

11.	FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included one (2010: three, 2009: four) directors details of whose remuneration are set out in note 10 (i) above. Details of the remuneration of the remaining four (2010: two, 2009: one) non-director highest paid employees for the year are as follows:

	2009	2010	2011

Fees*	1	-	-
Basic salaries, allowances and benefits in kind*	1	3	4
Performance-related bonuses	1	1	2
Pension scheme contributions	-	-	-

Amount paid/payable during the year	3	4	6
Share option benefits**	2	6	17

	5	10	23

*	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

**	During the year, no new share options were granted to the five highest paid employees in respect of their services to the Group. Further details are included in note 27.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	FIVE HIGHEST PAID EMPLOYEES (CONTINUED)

The number of non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	2009	2010	2011

Nil to RMB5,000,000	1	1	-
RMB5,000,001 to RMB5,500,000	-	1	1
RMB5,500,001 to RMB6,000,000	-	-	2
RMB6,000,001 to RMB6,500,000	-	-	-
RMB6,500,001 to RMB8,000,000	-	-	1

	1	2	4

12.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2010: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from January 1, 2008.

The Company is regarded as a Chinese Resident Enterprise (as defined in the "Enterprise Income Tax Law of the People's Republic of China") by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from January 1, 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56%.

As of December 31, 2011, management of the Company has not provided any deferred tax liabilities related to earnings derived by the Company from its overseas subsidiaries since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	2009	2010	2011

Overseas
Current income tax	657	1,202	1,532
Deferred tax	1,363	976	906
PRC
Current income tax	8,664	17,434	21,309
Deferred tax	651	(1,419)	(1,437)

Total tax charge for the year	11,335	18,193	22,310

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX

(i)	Income tax (continued)

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	2009	2010	2011
	%	%	%

Statutory PRC enterprise income tax rate	25.0	25.0	25.0
Effect of different tax rates for the Company and overseas subsidiaries	3.0	0.3	(0.5)
Tax credit from the government	(0.3)	(0.1)	(0.2)
Profit attributable to a joint venture and associates	(0.1)	(0.1)	(0.2)
Other permanent differences	0.1	-	-

Group’s effective income tax rate	27.7	25.1	24.1

The movements of deferred tax liabilities are as follows:

	2009	2010	2011

At January 1	5,429	7,440	6,841
Credited to the consolidated statements of comprehensive income	2,014	(443)	(531)
Disposal of a subsidiary(note1)	-	-	(549)
Exchange differences	(3)	(156)	(273)

At December 31	7,440	6,841	5,488

Principal components of deferred tax balances are as follows:

	2010	2011

Deferred tax assets
Provision for retirement and termination benefits	96	50
Provision for dismantlement	2,187	3,237
Impairment of property, plant and equipment	1,047	719
Losses available for offsetting against future taxable profit	-	4,002
Others	223	299

	3,553	8,307

Deferred tax liabilities
Accelerated tax depreciation of oil and gas properties	(10,306)	(13,526)
Non-current liabilities	-	(88)
Others	(88)	(181)

	(10,394)	(13,795)

Net deferred tax liabilities	(6,841)	(5,488)

As at December 31, 2011, the Group had approximately RMB25,829 million (2010: RMB775 million) of carry-forward tax losses, predominantly in North America, that would expire in sixteen to twenty years after generation, for offsetting against future taxable profits of the subsidiaries in which the losses arose.

Deferred tax assets have been recognized in respect of the above tax losses to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences.

As at December 31, 2011, the Group's recognized tax losses amounted to RMB10,975 million (2010: nil). No deferred tax asset has been recognized in respect of RMB14,854 million tax losses (2010: RMB775 million).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(ii)         Other taxes

The Company’s PRC subsidiaries pay the following other taxes:

–	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

–	Export tariffs at the rate of 5% on the export value of petroleum oil;

–	Business tax at rates of 3% to 5% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes and business tax;

–	Educational surcharge at the rate of 3% on the actual paid production taxes and business tax;

–	Local Educational surcharge at the rate of 2% on the actual paid production taxes and business tax; and

–
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011, which replaced the royalties for oil and gas fields except for those under production sharing contracts signed before November 1, 2011.

In addition, other taxes paid and payable by the Company's non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditures.

13.	DIVIDENDS

	2009	2010	2011

Declared and paid during the year:
Interim dividend	7,874	8,100	9,106
Final dividend	7,873	7,795	9,287

Total dividends paid in the year	15,747	15,895	18,393

Weighted average number of ordinary shares	44,669,199,984	44,669,199,984	44,668,570,359
Dividend per ordinary share	RMB0.35	RMB0.36	RMB0.41

Final dividend proposed for approval at annual general meeting at HK$0. 28 per ordinary share (2010: HK$0.25 per ordinary share, 2009: HK$0.20 per ordinary share) - not recognized as a liability as at the end of the reporting period	7,856	9,421	10,142

Pursuant to the Enterprise Income Tax Law of the People's Republic of China and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People's Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

14.	EARNINGS PER SHARE

	2009	2010	2011

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	29,486	54,410	70,255

Number of shares
Number of ordinary shares issued at the beginning of the year	44,669,199,984	44,669,199,984	44,669,199,984

Weighted average number of ordinary shares for the basic earnings per share calculation	44,669,199,984	44,669,199,984	44,668,570,359

Effect of dilutive potential ordinary shares under the share option schemes	102,514,345	151,987,482	185,044,651

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,771,714,329	44,821,187,466	44,853,615,010

Earnings per share:
Basic (RMB Yuan)	0.66	1.22	1.57
Diluted (RMB Yuan)	0.66	1.21	1.57

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total

Cost:

At January 1, 2010	245,559	646	246,205
Additions	32,620	94	32,714
Acquisitions	19,028	-	19,028
Disposals and write-offs	(1,605)	(67)	(1,672)
Exchange differences	(2,345)	-	(2,345)

At December 31, 2010	293,257	673	293,930

At January 1, 2011	293,257	673	293,930
Additions	43,772	97	43,869
Acquisitions	25,338	1,083	26,421
Disposals and write-offs	(10,137)	(9)	(10,146)
Exchange differences	(4,500)	(2)	(4,502)

At December 31, 2011	347,730	1,842	349,572

Accumulated depreciation, depletion and amortization:

At January 1, 2010	(80,583)	(303)	(80,886)
Depreciation charge for the year	(26,886)	(57)	(26,943)
Disposals and write-offs	34	8	42
Exchange differences	535	-	535

At December 31, 2010	(106,900)	(352)	(107,252)

At January 1, 2011	(106,900)	(352)	(107,252)
Depreciation charge for the year	(30,336)	(61)	(30,397)
Disposals and write-offs	7,748	8	7,756
Exchange differences	887	1	888

At December 31, 2011	(128,601)	(404)	(129,005)

Net book value:
At January 1, 2011	186,357	321	186,678

At December 31, 2011	219,129	1,438	220,567

Included in the current year’s additions was an amount of approximately RMB1,150 million (2010: approximately RMB394 million) in respect of interest capitalized in property, plant and equipment (note 9). Included also in the depreciation charge for the year was an amount of approximately RMB3,268 million (2010: approximately RMB1,697 million) in respect of a depreciation charge on dismantlement cost capitalized in oil and gas properties.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

16.	INTANGIBLE ASSETS

	Gas processing right under NWS Project	Software	Total

Cost:
At January 1, 2010	1,253	359	1,612
Additions	-	142	142
Disposal	-	(10)	(10)
Exchange differences	(38)	-	(38)

At December 31, 2010	1,215	491	1,706

At January 1, 2011	1,215	491	1,706
Additions	-	132	132
Disposal	-	-	-
Exchange differences	(59)	-	(59)

At December 31, 2011	1,156	623	1,779

Accumulated amortization:
At January 1, 2010	(224)	(158)	(382)
Amortization charge for the year	(81)	(114)	(195)
Disposal	-	10	10
Exchange differences	9	-	9

At December 31, 2010	(296)	(262)	(558)

At January 1, 2011	(296)	(262)	(558)
Amortization charge for the year	(79)	(125)	(204)
Disposal	-	-	-
Exchange differences	16	-	16

At December 31, 2011	(359)	(387)	(746)

Net book value:
At January 1, 2011	919	229	1,148

At December 31, 2011	797	236	1,033

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENTS IN ASSOCIATES

		Nominal value	Percentage
		of issued and	of equity
	Place and date of	registered	attributable to
Name of associates	establishment	share capital	the Group	Principal activities
Shanghai Petroleum	Shanghai, PRC	RMB900 million	30%	Offshore petroleum exploration,
Corporation Limited	September 7, 1992			development, production
				and sales in the PRC
CNOOC Finance	Beijing, PRC	RMB1,415 million	31.8%	Provision of deposit, transfer,
Corporation Limited	June 14, 2002			settlement, loan, discounting
				and other financing services to
				CNOOC and its member entities

Northern Gross (Yukon) Limited*	Yukon, Canada September 19, 1994	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

*	The Company, through its wholly owned subsidiary CNOOC International Limited, acquired 60% of the shares in Northern Cross (Yukon) Limited in 2011.

All of the associates are not audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

The Group’s investments in associates represent:

	2010	2011
Share of net assets	1,781	2,822

All of the Group’s associates are not considered to be individually material. The following table illustrates the summarized financial information of the Group’s associates:

	2009	2010	2011

Profit for the year	173	199	320
Other comprehensive income	7	3	(20)
Total comprehensive income	180	202	300

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

18.          INVESTMENT IN A JOINT VENTURE

Particulars of the principaljoint venture entities are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Bridas Corporation	British Virgin Islands September 15, 1993	US$ 102,325,582	50%	Investment holding

Summarized financial information of the joint venture is disclosed below:

	2010	2011
Cash and cash equivalents	24,568	2,410
Other current assets	1,346	1,585
Total current assets	25,914	3,995

Non-current assets, excluding goodwill	54,352	51,855
Goodwill	3,748	3,566
Total assets	84,014	59,416

Current financial liabilities (excluding trade and other payables and provisions)	(874)	(1,139)
Other current liabilities	(24,476)	(2,254)
Total current liabilities	(25,350)	(3,393)

Non-current financial liabilities	(3,714)	(3,361)
Other non-current liabilities	(13,304)	(12,312)
Total non-current liabilities	(17,018)	(15,673)
Total liabilities	(42,368)	(19,066)

Net assets	41,646	40,350

Net assets, excluding goodwill	37,898	36,784

Revenue	6,034	9,882
Depreciation, depletion and amortization	(1,862)	(2,940)
Interest income	172	50
Finance costs	(200)	(355)

Profit before tax	492	1,062
Income tax expense	(94)	(568)
Profit after tax	398	494
Other comprehensive income	-	-
Total comprehensive income	398	494

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

18.         INVESTMENT IN A JOINT VENTURE (continued)

Reconciliation of the summarized financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:

	2010	2011

Group share of net assets of joint venture, excluding goodwill	18,949	18,392
Goodwill on acquisition less cumulative impairment	1,874	1,783
Carrying amount of investment in joint venture	20,823	20,175

No dividend received from the joint venture in 2010 and 2011 respectively.

19.         AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2010	2011
Current:
Non-publicly traded investments, at fair value:
Private equity funds	16	15
Corporate wealth management products (1)	13,000	18,500
Liquidity funds (2)	5,924	9,061

	18,940	27,576

Non-current:
Publicly traded investments, at fair value:
Equity investment in MEG (3)	8,616	7,365

	8,616	7,365

The fair values of publicly traded investments are based on quoted market prices. The fair values of non-publicly traded investments are based on fund managers’ quotations. The directors believe that the estimated fair values quoted by fund managers are reasonable, and that they are the most appropriate values at the reporting date.

(1)	The corporate wealth management products matured from February 17, 2012 to June 21, 2012.
(2)	The liquidity funds have no fixed maturity date and no coupon rate.
(3)
The equity investment represents investment in the equity securities of MEG Energy Corporation (“MEG”). As at December 31, 2011, the investment in MEG was stated at the quoted market price. MEG is principally engaged in the exploitation and production of oil sands.

During the year, the gross loss of the Group’s available-for-sale investments recognised directly in other comprehensive loss amounted to RMB800 million (2010: other comprehensive income RMB5,590 million, and 2009 other comprehensive loss: RMB22 million).

In addition, there were no realized gains of the Group, transferred from other comprehensive income to the profit and loss for the year (2010: nil, and 2009: 52 million) upon the disposal of the related available-for-sale financial assets.

None of the financial assets above is either past due or impaired.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

20.	INVENTORIES AND SUPPLIES

	2010	2011

Materials and supplies	3,215	3,510
Oil in tanks	854	986
Less: Provision for inventory obsolescence	(94)	(116)

	3,975	4,380

The provision for inventory obsolescence during the year was approximately RMB22 million (2010: approximately RMB27 million).

21.	TRADE RECEIVABLES

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at December 31, 2011 and 2010, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and all receivables are not past due.

22.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s bank deposits were 2.7% per annum (2010: 2.4% per annum) for the year ended December 31, 2011.

CNOOC China Limited, a wholly-owned subsidiary of the Company, deposited RMB12.0 billion with Bank of China to secure loans of US$1.77 billion (note 25) granted by Bank of China. The amount was recorded as time deposits with maturity over three months.

23.	TRADE AND ACCRUED PAYABLES

As at December 31, 2011 and 2010, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing and are normally settled within six months.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

24.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2010	2011

Accrued payroll and welfare payable	822	888
Provision for retirement and termination benefits	373	280
Accrued expenses	76	65
Advances from customers	2,017	96
Royalties payable	882	376
Special oil gain levy payable	5,695	14,989
Provision for dismantlement (note 26)	187	31
Other payables*	8,072	5,492

	18,124	22,217

*
As disclosed in note 4(ii), the current portion and the non-current portion of the unpaid funding of 66.7% of Chesapeake’s share of development costs in the Niobrara Project have been recognized in “Other payables and accrued liabilities” and “Other non-current liabilities”, respectively, in the aggregate of US$517 million (approximately, RMB3,261 million) as at December 31, 2011.

Other payables are non-interest-bearing and have an average term of less than one year.

25.           LOANS AND BORROWINGS

Current

			2010			2011
	Effective interest rate and final maturity	Bank loan	Notes/ Bonds	Total	Bank loan	Notes/ Bonds	Total
Short-term loans and borrowings
General loans	LIBOR+0.7% to 1.38% per annum with maturity within one year	16,358	-	16,358	16,193	-	16,193
		16,358	-	16,358	16,193	-	16,193
Loans and borrowings due within one year
For Tangguh LNG Project****	LIBOR+0.23% to 0.38% per annum with maturity within one year	184	-	184	207	-	207
For Nigeria OML130 Project	LIBOR+4% per annum with maturity within one year	4,652	-	4,652	369	-	369
Finance (2002)*		-	-	-	-	3,150	3,150
		4,836	-	4,836	576	3,150	3,726
		21,194	-	21,194	16,769	3,150	19,919

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

25.           LOANS AND BORROWINGS (continued)

Non-current

			2010			2011
	Effective interest rate and final maturity	Bank loan	Notes/ Bonds	Total	Bank loan	Notes/ Bonds	Total
For Tangguh LNG Project****	LIBOR+0.23% to 0.38% per annum with maturity through 2021	2,911	-	2,911	2,562	-	2,562
For Nigeria OML130 Project	LIBOR+4% per annum with maturity through 2015	387	-	387	-	-	-
Finance (2002)*		-	3,305	3,305	-	-	-
Finance (2003)**		-	3,256	3,256	-	3,102	3,102
Finance (2011)***		-	-	-	-	12,412	12,412
		3,298	6,561	9,859	2,562	15,514	18,076

*
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 was issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company, and was repaid in March 2012.

**
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 were issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

***
The principal amount of US$1,500 million of 4.25% guaranteed notes due in 2021 and the principal amount of US$500 million of 5.75% guaranteed notes due in 2041 were issued by CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

****	The amount represented the Group’s share of utilized bank loans in Tangguh Liquified Natural Gas Project (the “Tangguh LNG Project”).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

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

As at December 31, 2011, except for the general loans of US$1.77 billion secured by time deposits (see note 22), all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

25.          LOANS AND BORROWINGS (continued)

The maturities of the long term bank loans are as follows:

	2010	2011

Repayable:
Within one year	4,836	576
After one year but within two years	589	221
After two years but within three years	233	251
After three years but within four years	266	281
After four years but within five years	298	312
After five years	1,912	1,497
	8,134	3,138

Amount due within one year shown under current liabilities	(4,836)	(576)

	3,298	2,562

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during the	during the	during the
December 31	at year end	at year end	year	year*	year**
2011	3,138	1.35%	8,134	5,636	2,19%
2010	8,134	3.02%	11,967	10,037	3.25%

*	The average amount outstanding is computed by averaging the outstanding principal balances as at January 1 and December 31 of each year.

**	The weighted average interest rate is computed by averaging the interest rates as at January 1 and December 31 of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)
26.          PROVISION FOR DISMANTLEMENT

	2010	2011

At January 1	11,759	16,012
Capitalized in oil and gas properties*	3,812	7,718
Acquisition of a subsidiary	-	151
Utilized	(291)	(156)
Unwinding of discount** (note 9)	754	1,312
Exchange differences	(22)	(42)

At December 31	16,012	24,995

Current portion of dismantlement included in other payables and accrued liabilities (note 24)	(187)	(31)

At December 31	15,825	24,964

*	The amount is included in the additions of oil and gas properties in note 15.
**	The discount rate used for calculating the amount of unwinding of the discount is 5% (2010: 5%).

27.          SHARE CAPITAL

		Share capital	Issued share capital equivalent of
Share	Number of shares	HK$ million	RMB million

Authorized:
Ordinary shares of HK$0.02 each
as at December 31, 2011 and December 31, 2010	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at January 1,2010	44,669,199,984	893	949

As at December 31,2010	44,669,199,984	893	949

Shares repurchased and cancelled*	(10,019,000)	-	-
As at December 31, 2011	44,659,180,984	893	949

*
During the year, the Company purchased 22,894,000 of its shares with an aggregate cash payment of HK$315,016,715 on the Hong Kong Stock Exchange. 10,019,000 shares were cancelled by the Company by December 31, 2011 and the remaining 12,875,000 shares were cancelled on January 10, 2012.

Share option schemes
The Company has adopted the following share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

27.          SHARE CAPITAL (continued)

Share option schemes (continued)

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
(All amounts expressed in millions of Renminbi unless otherwise stated)

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

27.          SHARE CAPITAL (continued)

Share option schemes (continued)
As no new share option was granted during the year, the fair value was nil (2010: RMB364 million) and the Group recognized an equity-settled share option expense of approximately RMB143 million (2010: RMB218 million) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The expected volatility was based on the historical volatility of the Company’s stock prices over a period that is commensurate with the expected life of the options.

The following table lists the inputs to the model used:

2010
Dividend yield	3.27%
Expected volatility	48.58%
Risk-free interest rate	1.63%
Expected life of options	5 years
Weighted average share price per share	HK$12.22

Details of the share options outstanding are as follows:

	2010		2011
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		HK$		HK$
Outstanding at the beginning of the year	420,263,901	8.05	474,054,900	9.14
Granted during the year	106,188,000	12.70	-	-
Forfeited during the year	(52,397,001)	7.53	(53,094,000)	5.87
Exercised during the year	-	-	-	-

Outstanding at end of year	474,054,900	9.14	420,960,900	9.56

Exercisable at the end of the year	288,864,001	7.25	328,525,000	8.91

No share options had been cancelled or modified during the years ended December 31, 2011 and 2010.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 0.94% of the Company’s shares in issue as at that date (2010: 1.06%). The weighted average remaining contractual life of share options outstanding at the end of the year was 6.09 years (2010: 6.76 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 420,960,900 additional ordinary shares of the Company and additional share capital of RMB6,825,460 and share premium of RMB3,254,986,451.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

28.          RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

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

As at December 31, 2011, the general reserve fund amounted to RMB10,000 million (2010: RMB10,000 million), representing 50% (2010: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the "Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry" and the implementation guidance issued by the Ministry of Finance of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilized, additional expenses incurred for safety production purpose are charged directly to the profit or loss for the year. As of December 31, 2011, the Group’s safety fund reserve accrued under the PRC regulations amounted to nil (2010: RMB13 million).

In accordance with the relevant accounting principles required by the local authorities, as at December 31, 2011, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB205,055 million (2010: RMB153,831 million).

29.          RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC Government.  The State Council of the PRC Government directly and indirectly controls a significant number of entities through its government authorities and other state-owned entities.

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The Company entered into a comprehensive framework agreement with CNOOC on November 1, 2010 for the provision (1) by the Group to CNOOC Group and (2) by CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the related party/continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2011. The continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on November 24, 2010. The approved related party/continuing connected transactions are as follows:

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

29.          RELATED PARTY TRANSACTIONS (continued)

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC Group to the Group:

a)	Provision of exploration and support services
b)	Provision of oil and gas development and support services
c)	Provision of oil and gas production and support services
d)	Provision of marketing, management and ancillary services
e)	FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group; and

3.	Sales of petroleum and natural gas products by the Group to CNOOC Group:

a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)
b)	Long term sales of natural gas and liquefied natural gas

Pricing principles
The related party/continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC Group to the Group and paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For services provided by CNOOC Group to the Group as described above, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of CNOOC Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The related party/continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC Group to the Group are at market prices on normal commercial terms which are calculated on a daily basis.

The related party/continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The related party/continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

29.          RELATED PARTY TRANSACTIONS (continued)

Pricing principles (continued)

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC Group to the Group

	2009	2010	2011

Provision of exploration and support services	4,422	5,462	6,625
- Inclusive of amounts capitalized under property, plant and equipment	2,488	2,359	3,480
Provision of oil and gas development and support services	21,975	14,190	13,544
Provision of oil and gas production and support services (note a)	4,115	5,229	6,675
Provision of marketing, management and ancillary services (note b)	702	759	521
FPSO vessel leases (note c)	1,632	1,452	1,253

	32,846	27,092	28,618

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group

The Group did not enter into any transactions in this category for the years ended December 31, 2009, 2010 and 2011.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC Group

	2009	2010	2011

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) (note d)	54,606	90,869	127,270
Long term sales of natural gas and liquefied natural gas (note e)	2,910	4,434	5,896

	57,516	95,303	133,166

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

29.          RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)         Interest income received by the Group

	2009	2010	2011

Interest income from deposits in CNOOC Finance (note f)	86	72	124

(b)	Deposits made by the Group

	2010	2011

Deposits in CNOOC Finance (note f)	7,872	9,800

(v)	Balances with a joint venture

	2010	2011

Amounts due from a joint venture
- included in held-to-maturity financial assets	-	44
- included in other current assets	11,688	-
	11,688	44

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

29.          RELATED PARTY TRANSACTIONS (continued)

(vi)	Transactions and balances with other state-owned entities

The Group enters into extensive transactions covering purchases or sales of crude oil, natural gas, property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned entities, other than the CNOOC Group, in the normal course of business at terms comparable to those with other non state-owned entities.  The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned entities are individually not significant.  The individually significant sales transactions with these state-owned entity customers are disclosed in note 34. In addition, the Group has certain of its cash and time deposits and outstanding short-term bank loans with certain state-owned banks in the PRC as at December 31, 2011, as summarized below:

	2010	2011

Cash and cash equivalents	16,004	12,524
Time deposits with financial institutions	11,976	14,976
	27,980	27,500

Short-term loans	11,722	11,153

Interest rates for the above time deposits and short term loans are at prevailing market rates.

(vii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 10.

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

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to CNOOC Group. Individual sales contracts were entered into from time to time between the Group and CNOOC Group.

e)
It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

Notes: (continued)
f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated August 20, 2010, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from January 1, 2011 to December 31, 2013. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest) during the period.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

30.	RETIREMENT AND TERMINATION BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rated ranging from 11% to 22% of the employees’ basic salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contract.

During the year, the Group’s pension costs charged to the consolidated financial statement of comprehensive income amounted to RMB123 million (2010: RMB118 million, and 2009: 96 million).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

31.          NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2009	2010	2011

Profit before tax	40,821	72,603	92,565

Adjustments for:
Interest income on bank deposits	(638)	(618)	(1,196)
Finance costs	524	1,109	1,682
Exchange gains, net	(54)	(995)	(637)
Share of profits of associates	(173)	(199)	(320)
Share of profits of a joint venture	-	(199)	(247)
Investment income	(200)	(427)	(1,828)
Provision for inventory obsolescence	7	27	22
Depreciation, depletion and amortization	15,943	26,756	30,521
Loss on disposal and write-off of property, plant and equipment	(2)	1,175	706
Unwinding of discount on long term guaranteed notes	11	13	25
Equity-settled share option expense	185	218	143
Gain from disposal of a subsidiary	-	-	(372)
Others	256	-	(13)
	56,680	99,463	121,051

Increase in trade receivables	(7,483)	(6,689)	(982)
Increase in inventories and supplies	(679)	(475)	(319)
Decrease /(increase) in other current assets	328	(11,880)	9,840
Increase in trade and accrued payables, other payables and accrued liabilities	6,484	2,252	1,404
Increase in other taxes payable	3,055	3,250	9,815

Cash generated from operations	58,385	85,921	140,809

32.          COMMITMENTS AND CONTINGENCIES

(i)        Capital commitments

As at December 31, 2011, the Group had the following capital commitments*, principally for the construction and purchase of property, plant and equipment:

	2010	2011
Contracted, but not provided for **	9,030	15,219
Authorized, but not contracted for	45,973	59,584

*	The capital commitments do not include investment commitments for acquisitions of equity interest or working interest, which have been disclosed in note 4.

**
The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

***	The above table includes a commitment of approximately RMB3,221 million (2010: RMB1,619 million) contracted with the CNOOC Group.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

32.          COMMITMENTS AND CONTINGENCIES (continued)

(i)	Capital commitments (continued)

Capital commitments of a joint venture:

	2010	2011
Contracted, but not provided for	591	1,384
Authorized, but not contracted for	152	-

As at December 31, 2011, the Group had unutilised banking facilities amounting to approximately RMB160,580 million (2010: RMB179,029 million).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from two month to nine years.

As at December 31, 2011, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2010	2011

Commitments due:
Within one year	90	191
In the first to second years, inclusive	22	30
After the second but before the fifth years, inclusive	19	20

	131	241

The above table includes minimum lease payments of approximately RMB145 million (2010: RMB80 million) to the CNOOC Group.

Office properties commitments of a joint venture:
	2010	2011

Commitments due:
Within one year	31	7
In the first to second years, inclusive	30	6
After the second but before the fifth years, inclusive	4	11

	65	24

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from seven months to nine years.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

32.          COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

(b)	Plant and equipment (continued)

As at December 31, 2011, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2010	2011

Commitments due:
Within one year	703	783
In the first to second years, inclusive	547	444
After the second but before the fifth years, inclusive	746	606
After five years	485	313

	2,481	2,146

The above table includes a commitment of approximately RMB1,783 million (2010: RMB2,470 million) to the CNOOC Group.

(iii)	Contingencies

(a)
On January 8, 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited   (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on April 20, 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High Court. In March 2011, the Nigeria Federal High Court delivered a binding judgement in favour of the Company, agreeing that the Company is not subject to Value Added Tax for the OML130 Transaction. The judgement was appealed by counterparties to the High Court. After seeking legal advice, the Company’s management believes that the Company has reasonable grounds in defending for such an appeal. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)
On October 26, 2011, the Company received notice of assessment from Federal Inland Revenue Service ("FIRS"), confirming that the effective Petroleum Profit Tax ("PPT") and related tax for the year of 2010 shall be calculated and payable on the basis of the PPT Tax Return prepared by Nigerian National Petroleum Corporation. The Company contested the notice of assessment. On January 13, 2012, the Company, together with South Atlantic Petroleum Limited, has filed an appeal in relation thereto to the local Tax Appeal Tribunal. No verdict has been issued to the date, and the result of the appeal is still uncertain.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

32.          COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies (continued)

(c)
The Company has extended interest-free intercompany loans to CNOOC International, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of the Chinese Resident Enterprise Approval, the Company may be liable to pay taxes on the deemed interest income for the intercompany loan to CNOOC International starting from January 1, 2008. The Company is currently applying to, and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income. In July 2011, the Company completed the transfer of the interest-free intercompany loans to the share capital account of CNOOC International, in order to reduce the future tax exposure arising from any deemed interest income for the intercompany loans.

(d)
Two oil spill accidents occurred on June 4 and June 17, 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (“PSC”) among CNOOC China Limited, the subsidiary of the Company, and two subsidiaries of ConocoPhillips (“ConocoPhillips”), the US based oil company, among which ConocoPhillips China Inc. (“COPC”) is the operator and responsible for the daily operations of the oilfield. Under the PSC, ConocoPhillips and the Company have 49% and 51% of participating interests, respectively, in respect of development and production. On November 11, 2011, the State Oceanic Administration of the PRC announced the investigation conclusion made by the joint investigation team of the government that, “ConocoPhillips China Inc. violated the Overall Development Plan during the production operation on Penglai 19-3 oilfield, had defects in its procedures and management, and did not take necessary measures after obvious accident signs emerged, which altogether eventually resulted in an accident involving liabilities, causing significant oceanic pollution by oil spill.”

On January 25, 2012, the Company released that COPC had reached an agreement with Ministry of Agriculture of the PRC and China National Offshore Oil Corporation, the Company’s parent company, to resolve fishery indemnification and compensation issues for the oil spill accidents of Penglai 19-3 oilfield. Under this agreement, COPC will put up RMB1 billion to settle the indemnification and compensation for damages to the aquatic organisms in part of the affected areas of the Hebei Province and Liaoning Province as well as damages to the natural fishery resources in Bohai.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these financial statements, the Company believes that it is not possible to determine provisions, if any, for the above mentioned accidents in these financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in these financial statements.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.          FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables and other payables approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount of RMB4,063 million as at December 31, 2011 (2010: RMB8,950 million).

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB20,097 million as at December 31, 2011 (2010: RMB6,989 million), which was determined by reference to the market price as at December 31, 2011.

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.          FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

As at December 31, 2011 and 2010, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

Assets measured at fair value	December 31 2011	Level 1	Level 2	Level 3
Available-for-sale financial assets-current
Private equity funds*	15	-	15	-
Corporate wealth management products*	18,500	-	18,500	-
Liquidity funds**	9,061	9,061	-	-
	27,576	9,061	18,515	-
Available-for-sale financial assets-non current
Equity investment in MEG**	7,365	7,365	-	-
	7,365	7,365	-	-

Liabilities measured at fair value
Foreign exchange forward contracts***	38	-	38	-

Assets measured at fair value	December 31 2010	Level 1	Level 2	Level 3
Available-for-sale financial assets-current
Private equity funds*	16	-	16	-
Corporate wealth management products*	13,000	-	13,000	-
Liquidity funds**	5,924	5,924	-	-
	18,940	5,924	13,016	-
Available-for-sale financial assets-non current
Equity investment in MEG**	8,616	8,616	-	-
	8,616	8,616	-	-

Liabilities measured at fair value
Foreign exchange forward contracts***	80	-	80	-

*	The fair values of private equity funds and corporate wealth management products are based on the fund managers’ quotations.

**	The fair values of liquidity funds and equity investment in MEG are based on quoted market prices.

***	The fair value of foreign currency forward contracts was determined using forward exchange rates as at December 31, 2011 and 2010 respectively.

These contracts are entered into for a 12-month period consistent with the US dollars payment exposures, which are not designated as cash flows, fair value or net investment hedge. These foreign currency forward contracts are categorised as financial liabilities at fair value through profit or loss.  Changes in fair value of these contracts were recognised in the statement of comprehensive income in other finance costs (see note 9).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

34.          CONCENTRATION OF CUSTOMERS

A substantial portion of the oil and gas sales of the Group is made to a small number of third parties on credit. Details of the gross sales to these top five customers are as follows:

	2009	2010	2011
China Petroleum & Chemical Corporation*	24,333	34,384	52,026
PetroChina Company Limited*	7,721	13,218	33,591
Gunvor Singapore Pte Ltd.	-	2,404	4,042
Shandong Changyi Petrochemical Ltd.*	870	2,347	2,607
Shandong Huaxing Petrochemical Group Co., Ltd.*	-	1,883	2,534

*     These transactions are with other state-owned entities

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

Since the Group trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the reporting date, the Group has certain concentrations of credit risk as 22% (2010: 17%) and 36% (2010: 32%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)           Oil and gas price risk
As the Group’s crude oil’s price are mainly determined by reference to the crude oil’s price in international markets, changes in international crude oil’s price have a large impact on the Group. Unstable and high volatility of international crude oil’s price will has a significant effect on the Group’s net sales and net profits.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk
Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From January 1, 2011 to December 30, 2011 (the last working day in 2011), Renminbi has appreciated by approximately 5.11% against the US dollars. At the reporting date, approximately 86.0% (2010: 81.5%) of the group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were denominated in US dolloars and Hong Kong dollars.

Management has assessed the Group's exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of US dollars, to which the Group is mainly exposed to as at December 31, 2010 and 2011. Based on management's assessment, a 5% change in the foreign exchange rate of the US dollars at December 31, 2011 would have impacted the profit for the year of the Group by 0.72% and the equity of the Group by 0.58%. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2010.

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
The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2011, the interest rates for 49% of the Group’s debts were fixed. The term of the weighted average balance was approximately 6.45 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Business risk
The operations of the Group are conducted in the PRC and many other countries and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

(vi)	Liquidity risk
The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily unrealizable available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(vii)	Capital management
The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end December 31, 2011 and December 31, 2010.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2009	2010	2011

Interest-bearing debts	18,692	31,053	37,995

Equity attributable to owners of the parent	173,936	215,766	262,856

Total capital	192,628	246,819	300,851

Gearing ratio	9.7%	12.6%	12.6%

36.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

37.	SUBSEQUENT EVENTS

The Group has no other subsequent events needed to be disclosed in the consolidated financial statements, except those disclosed in note 4(iii) and note 25.

38.	COMPARATIVE AMOUNTS

Certain comparative amounts have been adjusted to conform to the current period’s presentation. In addition, due to the adoption of the new and revised IFRS/HKFRSs during the current period, certain comparative amounts were  retrospectively adjusted accordingly (note 2.2).

39.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on March 28, 2012.

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas (the “ASC 932”).

The comparative figures in 2010 are retrospectively adjusted in accordance with the accounting policy change disclosed in Note 2.2 to the consolidated financial statements.

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information
Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”)   .

For the years ended December 31, 2009, we engaged independent third party consulting firms to perform annual estimates for our proved oil and gas reserves except for reserves of investee accounted for by the equity method. For the years 2010 and 2011, approximately 11% and 25%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third party.

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

The RMG’s main responsibilities are to:

•	review our reserves policies;
•	review our proved reserves and other categories of reserves; and
•	select our reserves estimators and auditors.

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
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMG periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 29 years’ experience in oil and gas industry.

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

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)         Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC	Asia (excluding PRC)		Oceania		Africa			North America				South America	Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
December 31, 2008	1,400	4,216	65	800	24	607	89	-	-	-	-	-	-	-	1,578	5,623	-	-
Purchase/(Disposal) of reserves	(3)	-	-	-	-	-	-	-	2	46	-	-	-	-	(1)	46	-	-
Discoveries and extensions	139	319	1	1	-	8	-	-	-	-	-	-	-	-	140	328	-	-
Production	(162)	(155)	(8)	(51)	(3)	(44)	(13)	-	-	-	-	-	-	-	(186)	(250)	-	-
Revisions of prior estimates	121	(214)	(4)	333	5	78	15	-	-	-	-	-	-	-	137	197	-	-

December 31, 2009	1,495	4,166	54	1,083	26	649	91	-	2	46	-	-	-	-	1,668	5,944	-	-
Purchase of reserves	22	-	-	-	-	-	-	-	-	-	-	-	-	-	22	-	-	-
Discoveries and extensions	178	828	3	120	-	-	75	-	-	-	-	-	-	-	256	948	-	-
Production	(224)	(226)	(8)	(82)	(2)	(46)	(23)	-	-	-	-	-	-	-	(257)	(354)	-	-
Revisions of prior estimates	30	(381)	1	(104)	(3)	(105)	3	-	(1)	(3)	-	-	-	-	30	(593)	-	-

December 31, 2010	1,501	4,387	50	1,017	21	498	146	-	1	43	-	-	-	-	1,719	5,945	-	-
Purchase/(Disposal) of reserves	-	-	43	(46)	-	-	-	-	54	141	87	9	-	-	97	95	87	9
Discoveries and extensions	238	310	-	1	-	-	-	-	-	-	-	-	-	-	238	311	-	-
Improved Recovery	1	9	-	-	-	-	-	-	-	-	-	-	-	-	1	9	-	-
Production	(219)	(252)	(6)	(79)	(2)	(37)	(21)	-	(1)	(9)	-	-	-	-	(249)	(377)	-	-
Revisions of prior estimates	63	(315)	(5)	(44)	-	7	9	-	-	(4)	-	-	-	-	67	(356)	-	-

December 31, 2011	1,584	4,139	82	849	19	468	134	-	54	171	87	9	-	-	1,873	5,627	87	9

Enterprise’s share of equity method investees:
December 31, 2009	2	17	-	-	-	-	-	-	-	-	-	-	-	-	2	17	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	202	546	202	546	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(1)	(4)	-	-	-	-	-	-	-	-	-	-	(6)	(33)	(7)	(37)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-

December 31, 2010	1	14	-	-	-	-	-	-	-	-	-	-	196	513	197	527	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(3)	-	-	-	-	-	-	-	-	-	-	(9)	(47)	(9)	(50)	-	-
Revisions of prior estimates	-	(2)	-	-	-	-	-	-	-	-	-	-	8	(53)	8	(55)	-	-

December 31, 2011	1	9	-	-	-	-	-	-	-	-	-	-	195	413	196	422	-	-

Total consolidated and equity Interests in reserves
December 31, 2009	1,497	4,183	54	1,083	26	649	91	-	2	46	-	-	-	-	1,670	5,961	-	-
December 31, 2010	1,502	4,401	50	1,017	21	498	146	-	1	43	-	-	196	513	1,916	6,472	-	-
December 31, 2011	1,585	4,148	82	849	19	468	134	-	54	171	87	9	195	413	2,069	6,049	87	9

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		North America				South America		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
December 31, 2009	761	1,516	51	487	11	243	77	-	2	46	-	-	-	-	902	2,292	-	-
December 31, 2010	848	1,848	45	397	9	173	57	-	1	43	-	-	-	-	960	2,461	-	-
December 31, 2011	806	1,675	24	264	7	143	46	-	11	56	25	1	-	-	894	2,138	25	1

Enterprise’s share of equity
method investees:
December 31, 2009	2	17	-	-	-	-	-	-	-	-	-	-	-	-	2	17	-	-
December 31, 2010	1	14	-	-	-	-	-	-	-	-	-	-	108	268	109	282	-	-
December 31, 2011	1	9	-	-	-	-	-	-	-	-	-	-	105	263	106	272	-	-

Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		North America				South America		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
December 31, 2009	734	2,650	3	596	15	406	14	-	-	-	-	-	-	-	766	3,652	-	-
December 31, 2010	653	2,539	5	620	12	325	89	-	-	-	-	-	-	-	759	3,484	-	-
December 31, 2011	779	2,464	58	585	12	325	87	-	43	115	62	8	-	-	979	3,489	62	8

Enterprise’s share of equity
method investees:
December 31, 2009	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
December 31, 2010	–	–	–	–	–	–	–	–	–	–	–	–	88	245	88	245	–	–
December 31, 2011	–	–	–	–	–	–	–	–	–	–	–	–	90	150	90	150	–	–

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations

	2009
	Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total

Net sales to customers	71,337	4,513	1,737	6,194	133	–	83,914
Operating expenses	(9,295)	(1,941)	(455)	(773)	(26)	–	(12,490)
Taxes other than income tax	(3,647)	–	(241)	–	–	–	(3,888)
Exploration expense	(2,504)	(219)	(444)	(67)	–	–	(3,234)
Accretion expense	(443)	–	–	(24)	–	–	(467)
Depreciation, depletion and amortization
(including dismantlement)	(11,502)	(1,123)	(257)	(3,034)	(27)	–	(15,943)
Special oil gain levy	(6,357)	–	–	–	-	–	(6,357)
	37,589	1,230	340	2,296	80	–	41,535

Income tax expense	(9,397)	(576)	(118)	(1,280)	(40)	–	(11,411)

Result of operations	28,192	654	222	1,016	40	–	30,124

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)         Results of operations (continued)

	2009
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Net sales to customers	347	–	–	–	–	–	347
Operating expenses	(118)	–	–	–	–	–	(118)
Taxes other than income tax	(12)	–	–	–	–	–	(12)
Exploration expense	(25)	–	–	–	–	–	(25)
Accretion expense	(3)	–	–	–	–	–	(3)
Depreciation, depletion and amortization
(including dismantlement)	(65)	–	–	–	–	–	(65)
Special oil gain levy	–	–	–	–	–	–	–
	124	–	–	–	–	–	124

Income tax expense	(31)	–	–	–	–	–	(31)

Result of operations	93	–	–	–	–	–	93

Total result of operations for producing activities	28,285	654	222	1,016	40	–	30,217

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)         Results of operations (continued)

	2010
	Consolidated entities

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Net sales to customers	125,445	6,233	2,054	12,252	150	–	146,134
Operating expenses	(11,735)	(2,424)	(470)	(983)	(35)	–	(15,647)
Taxes other than income tax	(6,513)	(7)	(332)	(257)	–	–	(7,109)
Exploration expense	(4,450)	(565)	–	(468)	-	–	(5,483)
Accretion expense	(719)	(2)	–	(33)	–	–	(754)
Depreciation, depletion and amortization(including dismantlement)	(19,920)	(1,648)	(247)	(4,919)	(22)	–	(26,756)
Special oil gain levy	(17,706)	–	–	–	–	–	(17,706)
	64,402	1,587	1,005	5,592	93	–	72,679

Income tax expense	(16,100)	(963)	(302)	(1,384)	(47)	–	(18,796)

Result of operations	48,302	624	703	4,208	46	–	53,883

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)         Results of operations (continued)

	2010
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Net sales to customers	354	–	–	–	–	2,985	3,339
Operating expenses	(107)	–	–	–	–	(557)	(664)
Taxes other than income tax	(21)	–	–	–	–	(1,095)	(1,116)
Exploration expense	(83)	–	–	–	–	(97)	(180)
Accretion expense	(3)	–	–	–	–	(8)	(11)
Depreciation, depletion and amortization(including dismantlement)	(54)	–	–	–	–	(931)	(985)
Special oil gain levy	–	–	–	–	–	–	–
	86	–	–	–	–	297	383

Income tax expense	(13)	–	–	–	–	(104)	(117)

Result of operations	73	–	–	–	–	193	266

Total result of operations for producing activities	48,375	624	703	4,208	46	193	54,149

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2011
	Consolidated entities

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Net sales to customers	163,384	7,639	2,097	14,841	1,318	-	189,279
Operating expenses	(13,954)	(2,460)	(490)	(1,036)	(324)	-	(18,264)
Taxes other than income tax	(9,584)	-	(418)	(299)	(31)	-	(10,332)
Exploration expense	(4,204)	(211)	(1)	(183)	(621)	-	(5,220)
Accretion expense	(1,124)	(2)	-	(176)	(10)	-	(1,312)
Depreciation, depletion and amortization (including dismantlement)	(23,821)	(1,521)	(229)	(4,388)	(562)	-	(30,521)
Special oil gain levy	(31,982)	-	-	-	-	-	(31,982)
	78,715	3,445	959	8,759	(230)	-	91,648

Income tax expense	(19,679)	(1,716)	(288)	(500)	(122)	-	(22,305)

Result of operations	59,036	1,729	671	8,259	(352)	-	69,343

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2011
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Net sales to customers	352	-	-	-	-	4,941	5,293
Operating expenses	(115)	-	-	-	-	(1,031)	(1,146)
Taxes other than income tax	(34)	-	-	-	-	(1,330)	(1,364)
Exploration expense	(42)	-	-	-	-	(205)	(247)
Accretion expense	16	-	-	-	-	(21)	(5)
Depreciation, depletion and amortization(including dismantlement)	(39)	-	-	-	-	(1,470)	(1,509)
Special oil gain levy	-	-	-	-	-	-	-
	138	-	-	-	-	884	1,022

Income tax expense	(21)	-	-	-	-	(309)	(330)

Result of operations	117	-	-	-	-	575	692

Total result of operations for producing activities	59,153	1,729	671	8,259	(352)	575	70,035

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)       Capitalized costs

	2009
	Consolidated entities

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Proved oil and gas properties	177,357	23,643	2,541	34,674	940	–	239,155
Unproved oil and gas properties	3,204	1,273	–	1,541	386	–	6,404
Accumulated depreciation, depletion and amortization	(67,695)	(9,614)	(453)	(2,795)	(26)	–	(80,583)
Net capitalized costs	112,866	15,302	2,088	33,420	1,300	–	164,976

	2009
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Proved oil and gas properties	1,848	–	–	–	–	–	1,848
Unproved oil and gas properties	–	–	–	–	–	–	–
Accumulated depreciation, depletion and amortization	(1,365)	–	–	–	–	–	(1,365)
Net capitalized costs	483	–	–	–	–	–	483

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)       Capitalized costs (continued)

	2010
	Consolidated entities

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Proved oil and gas properties	209,915	22,735	2,465	34,672	1,315	–	271,102
Unproved oil and gas properties	2,961	1,457	–	2,478	15,259	–	22,155
Accumulated depreciation, depletion and amortization	(88,039)	(10,695)	(601)	(7,518)	(47)	–	(106,900)
Net capitalized costs	124,837	13,497	1,864	29,632	16,527	–	186,357

	2010
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Proved oil and gas properties	1,848	–	–	–	–	20,221	22,069
Unproved oil and gas properties	–	–	–	–	–	6,355	6,355
Accumulated depreciation, depletion and amortization	(1,419)	–	–	–	–	(923)	(2,342)
Net capitalized costs	429	–	–	–	–	25,653	26,082

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)       Capitalized costs (continued)

	2011
	Consolidated entities

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Proved oil and gas properties	242,432	14,851	2,345	34,811	8,915	-	303,354
Unproved oil and gas properties	4,375	1,271	-	2,446	36,284	-	44,376
Accumulated depreciation, depletion and amortization	(111,674)	(4,173)	(719)	(11,433)	(602)	-	(128,601)
Net capitalized costs	135,133	11,949	1,626	25,824	44,597	-	219,129

	2011
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Proved oil and gas properties	1,859	-	-	-	-	18,912	20,771
Unproved oil and gas properties	-	-	-	-	-	7,714	7,714
Accumulated depreciation, depletion and amortization	(1,461)	-	-	-	-	(2,312)	(3,773)
Net capitalized costs	398	-	-	-	-	24,314	24,712

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development

	2009
	Consolidated entities

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
Acquisition costs:
–Proved	–	–	–	–	866	-	866
–Unproved	–	41	–	–	110	-	151
Exploration costs	5,849	520	444	193	278	-	7,284
Development costs*	32,960	1,369	–	3,601	73	-	38,003
Total costs incurred	38,809	1,930	444	3,794	1,327	-	46,304

	2009
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
Acquisition costs:
–Proved	–	–	–	–	–	–	–
–Unproved	–	–	–	–	–	–	–
Exploration costs	25	–	–	–	–	–	25
Development costs*	8	–	–	–	–	–	8
Total costs incurred	33	–	–	–	–	–	33

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

	2010
	Consolidated entities

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
Acquisition costs:
–Proved	3,546	–	–	–	–	–	3,546
–Unproved	–	576	–	–	14,906	–	15,482
Exploration costs	6,539	217	–	327	320	–	7,403
Development costs*	25,573	994	–	2,213	414	–	29,194
Total costs incurred	35,658	1,787	–	2,540	15,640	–	55,625

	2010
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
Acquisition costs:
–Proved	–	–	–	–	–	20,063	20,063
–Unproved	–	–	–	–	–	6,335	6,335
Exploration costs	83	–	–	–	–	118	201
Development costs*	–	–	–	–	–	849	849
Total costs incurred	83	–	–	–	–	27,365	27,448

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

	2011
	Consolidated entities

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
Acquisition costs:
–Proved	-	-	-	-	894	-	894
–Unproved	-	97	-	-	24,347	-	24,444
Exploration costs	8,011	805	-	274	273	-	9,363
Development costs*	30,379	1,511	-	1,868	5,258	-	39,016
Total costs incurred	38,390	2,413	-	2,142	30,772	-	73,717

	2011
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-
Exploration costs	42	-	-	-	-	328	370
Development costs*	11	-	-	-	-	1,253	1,264
Total costs incurred	53	-	-	-	-	1,581	1,634

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)       Standardized measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production form proved reserves to determine future cash inflows.

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
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)       Standardized measure of discounted future net cash flows and changes therein (continued)

Present value of estimated future net cash flows:

		2009
		Consolidated entities

	Notes	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Future cash inflows	(1)	701,602	45,538	24,519	36,436	1,166	-	809,261
Future production costs		(207,539)	(18,634)	(9,621)	(6,342)	(348)	-	(242,484)
Future development costs	(2)	(107,068)	(20,036)	(4,269)	(5,420)	(213)	-	(137,006)
Future income taxes		(74,086)	(1,480)	(2,350)	(4,339)	-	-	(82,255)

Future net cash flows	(3)	312,909	5,388	8,279	20,335	605	-	347,516
10% discount factor		(112,143)	(1,854)	(3,826)	(3,250)	(193)	-	(121,266)

Standardized measure of discounted future net cash flows		200,766	3,534	4,453	17,085	412	-	226,250

		2009
		Enterprise’s share of equity method investees

	Notes	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Future cash inflows	(1)	1,292	-	-	-	-	-	1,292
Future production costs		(656)	-	-	-	-	-	(656)
Future development costs	(2)	(156)	-	-	-	-	-	(156)
Future income taxes		(43)	-	-	-	-	-	(43)

Future net cash flows	(3)	437	-	-	-	-	-	437
10% discount factor		(24)	-	-	-	-	-	(24)

Standardized measure of discounted future net cash flows		413	-	-	-	-	-	413

Total standardized measure of discounted future net cash flow		201,179	3,534	4,453	17,085	412	-	226,663

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

		2010
		Consolidated entities

	Notes	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Future cash inflows	(1)	934,724	51,455	21,427	75,599	1,074	-	1,084,279
Future production costs		(315,975)	(19,399)	(6,900)	(25,577)	(368)	-	(368,219)
Future development costs	(2)	(146,787)	(14,609)	(3,184)	(14,084)	(82)	-	(178,746)
Future income taxes		(91,552)	(4,880)	(2,499)	(3,168)	-	-	(102,099)

Future net cash flows	(3)	380,410	12,567	8,844	32,770	624	-	435,215
10% discount factor		(131,876)	(4,818)	(3,438)	(11,787)	(149)	-	(152,068)

Standardized measure of discounted future net cash flows		248,534	7,749	5,406	20,983	475	-	283,147

		2010
		Enterprise’s share of equity method investees

	Notes	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Future cash inflows	(1)	1,339	-	-	-	-	54,034	55,373
Future production costs		(545)	-	-	-	-	(24,224)	(24,769)
Future development costs	(2)	(167)	-	-	-	-	(671)	(838)
Future income taxes		(82)	-	-	-	-	(7,229)	(7,311)

Future net cash flows	(3)	545	-	-	-	-	21,910	22,455
10% discount factor		(38)	-	-	-	-	(11,796)	(11,834)

Standardized measure of discounted future net cash flows		507	-	-	-	-	10,114	10,621

Total standardized measure of discounted future net cash flow		249,041	7,749	5,406	20,983	475	10,114	293,768

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

		2011
		Consolidated entities

	Notes	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Future cash inflows	(1)	1,198,429	88,650	21,924	92,924	84,411	-	1,486,338
Future production costs		(448,720)	(27,984)	(10,976)	(27,224)	(34,567)	-	(549,471)
Future development costs	(2)	(194,869)	(36,450)	(2,980)	(11,721)	(13,214)	-	(259,234)
Future income taxes		(111,828)	(8,651)	(1,607)	(24,715)	(11,769)	-	(158,570)

Future net cash flows	(3)	443,012	15,565	6,361	29,264	24,861	-	519,063
10% discount factor		(157,334)	(7,182)	(1,784)	(10,055)	(13,940)	-	(190,295)

Standardized measure of discounted future net cash flows		285,678	8,383	4,577	19,209	10,921	-	328,768

		2011
		Enterprise’s share of equity method investees

	Notes	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Future cash inflows	(1)	1,088	-	-	-	-	61,698	62,786
Future production costs		(486)	-	-	-	-	(29,443)	(29,929)
Future development costs	(2)	(226)	-	-	-	-	(916)	(1,142)
Future income taxes		(32)	-	-	-	-	(8,138)	(8,170)

Future net cash flows	(3)	344	-	-	-	-	23,201	23,545
10% discount factor		7	-	-	-	-	(13,087)	(13,080)

Standardized measure of discounted future net cash flows		351	-	-	-	-	10,114	10,465

Total standardized measure of discounted future net cash flow		286,029	8,383	4,577	19,209	10,921	10,114	339,233

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

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
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

Changes in the standardized measure of discounted future net cash flows:

		2009
			Consolidated
			Entities and
			equity share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investees	investees

Standardized measure, beginning of year	111,276	697	111,973
Sales of production, net of royalties and production costs	(67,777)	(215)	(67,992)
Net change in prices, net of royalties and production costs	142,949	(131)	142,818
Extensions discoveries and improved recovery, net of related future costs	28,004	-	28,004
Change in estimated future development costs	(39,191)	(59)	(39,250)
Development costs incurred during the year	34,951	54	35,005
Revisions in quantity estimates	20,810	(67)	20,743
Accretion of discount	13,199	82	13,281
Net change in income taxes	(32,596)	79	(32,517)
Purchase of properties	268	-	268
Changes in timing and other	14,357	(27)	14,330

Standardized measure, end of year	226,250	413	226,663

		2010
			Consolidated
			entities and
			equity share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investees	investees

Standardized measure, beginning of year	226,250	413	226,663
Sales of production, net of royalties and production costs	(123,359)	(1,585)	(124,944)
Net change in prices, net of royalties and production costs	115,551	410	115,961
Extensions discoveries and improved recovery, net of related future costs	75,809	-	75,809
Change in estimated future development costs	(45,414)	(977)	(46,391)
Development costs incurred during the year	25,007	830	25,837
Revisions in quantity estimates	(8,599)	66	(8,533)
Accretion of discount	26,512	657	27,169
Net change in income taxes	(14,572)	(3,375)	(17,947)
Purchase of properties	3,963	14,319	18,282
Changes in timing and other	1,999	(137)	1,862
Standardized measure, end of year	283,147	10,621	293,768

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

		2011
			Consolidated
			entities and
			equity share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investees	investees

Standardized measure, beginning of year	283,147	10,621	293,768
Sales of production, net of royalties and production costs	(160,683)	(2,817)	(163,500)
Net change in prices, net of royalties and production costs	194,704	2,979	197,683
Extensions discoveries and improved recovery, net of related future costs	61,990	-	61,990
Change in estimated future development costs	(75,465)	(711)	(76,176)
Development costs incurred during the year	30,272	1,185	31,457
Revisions in quantity estimates	3,405	(115)	3,290
Accretion of discount	33,254	1,335	34,589
Net change in income taxes	(36,191)	(332)	(36,523)
Purchase of properties	19,310	-	19,310
Changes in timing and other	(24,974)	(1,680)	(26,654)

Standardized measure, end of year	328,769	10,465	339,234