Form 20-F
period 2012-12-31
CNOOC LTD
filed 2013-04-24
CIK 1095595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

Hua Zhong
65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong
Tel +852 2213 2500
Fax +852 2525 9322
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing 100 shares of par value HK$0.02 per share	New York Stock Exchange, Inc.
Shares of par value HK$0.02 per share	New York Stock Exchange, Inc.(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares, par value HK$0.02 per share	44,646,305,984

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

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited;

•	“HK$” are to Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

•	“HKICPA” are to the Hong Kong Institute of Certified Public Accountants;

•	“HKFRS” are to all Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations approved by the Council of the HKICPA;

•	“IASB” are to the International Accounting Standards Board;

•	“IFRS” are to all International Financial Reporting Standards, including International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board;

•	“NYSE” are to the New York Stock Exchange;

•	“Rmb” are to Renminbi, the legal currency of the PRC; and

•	“US$” are to U.S. dollar, the legal currency of the United States of America.

Conventions

We publish our financial statements in Renminbi.  Unless otherwise indicated, we have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2012 of US$1.00=Rmb 6.2301.  We have also translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Hong Kong dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2012 of US$1.00=HK$7.7507.  We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2012, or at all.  For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not add correctly due to rounding of numbers.

For the years 2010, 2011 and 2012, approximately 11%, 23% and 36%, respectively, of our reserves were evaluated by us independently, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Our reserve data for 2010, 2011 and 2012 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009. Except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees.

In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania and Indonesia in Asia, which we have used actual thermal unit for such conversion purpose.

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

For further definitions relating to reserves:

•
“reserve replacement ratio” means, for a given year, total additions to proved reserves, which consist of additions from purchases, discoveries and extensions and revisions of prior reserve estimates, divided by production during the year.  Reserve additions used in this calculation are proved developed and proved undeveloped reserves; unproved reserve additions are not used.  Data used in the calculation of reserve replacement ratio is derived directly from the reserve quantity reconciliation prepared in accordance with U.S. Accounting Standards Codification 932-235-50, which reconciliation is included in “Supplementary Information on Oil and Gas Producing Activities” beginning on page F-77 of this annual report.

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

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

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

These statements are based on assumptions and analysis made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations, including those associated with fluctuations in crude oil and natural gas prices, our exploration or development activities, our capital expenditure requirements, our business strategy, whether the transactions entered into by us can complete on schedule pursuant to the timetable or at all, the highly competitive nature of the oil and natural gas industry, our foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the PRC and overseas.  For a description of these and other risks and uncertainties, see “Item 3—Key Information—Risk Factors.”

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2010, 2011 and 2012 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board.

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data and consolidated statement of comprehensive income data as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. As disclosed above under  “Special Note on the Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 have been prepared and presented in accordance with IFRS.

	Year ended December 31,
	2008	2009	2010(1)	2011	2012	2012
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Statement of Comprehensive Income Data:	(in millions, except per share and per ADS data)

Operating revenues:
Oil and gas sales	100,831	83,914	146,134	189,279	194,774	31,263
Marketing revenues	22,967	20,752	32,446	50,469	50,771	8,149
Other income	2,179	529	1,456	1,196	2,082	334
Total operating revenues	125,977	105,195	180,036	240,944	247,627	39,746

Expenses:
Operating expenses	(9,990)	(12,490)	(15,647)	(18,264)	(21,445)	(3,442)
Taxes other than income tax	(5,150)	(3,888)	(7,109)	(10,332)	(15,632)	(2,509)
Exploration expenses	(3,410)	(3,234)	(5,483)	(5,220)	(9,043)	(1,452)
Depreciation, depletion and amortization	(10,058)	(15,943)	(26,756)	(30,521)	(32,903)	(5,281)
Special oil gain levy	(16,238)	(6,357)	(17,706)	(31,982)	(26,293)	(4,220)
Impairment and provision	(1,541)	(7)	(27)	(22)	(31)	(5)
Crude oil and product purchases	(22,675)	(20,455)	(32,236)	(50,307)	(50,532)	(8,111)
Selling and administrative expenses	(1,743)	(2,264)	(3,039)	(2,854)	(3,377)	(542)
Others	(1,307)	(232)	(888)	(835)	(1,230)	(197)
Total expenses	(72,112)	(64,870)	(108,891)	(150,337)	(160,486)	(25,759)

Profit from operating activities	53,865	40,325	71,145	90,607	87,141	13,987
Interest income	1,091	638	618	1,196	1,002	161
Finance costs	(415)	(535)	(1,122)	(1,707)	(1,603)	(257)
Exchange gains, net	2,551	54	995	637	359	58
Investment income	476	200	427	1,828	2,392	384
Share of profits of associates	374	173	199	320	284	46
Share of profits/(losses) of a joint venture	-	-	199	247	(311)	(50)
Non-operating income/(expenses), net	(62)	(34)	142	(563)	908	146
Profit before tax	57,880	40,821	72,603	92,565	90,172	14,475

	Year ended December 31,
	2008	2009	2010(1)	2011	2012	2012
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Income tax expense	(13,505)	(11,335)	(18,193)	(22,310)	(26,481)	(4,250)
Profit for the year	44,375	29,486	54,410	70,255	63,691	10,225

Earningspershare(basic)(2)	0.99	0.66	1.22	1.57	1.43	0.23
Earnings per share (diluted) (3)	0.99	0.66	1.21	1.57	1.42	0.23
Earnings per ADS (basic) (2)	99.44	66.01	121.81	157.28	142.66	22.90
Earnings per ADS (diluted) (3)	99.08	65.86	121.39	156.63	142.14	22.82

Dividend per share
Interim	0.175	0.176	0.181	0.204	0.122	0.02
Proposed final	0.176	0.176	0.211	0.227	0.259	0.04

	As of December 31,
	2008	2009	2010(1)	2011	2012	2012
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	19,762	22,615	27,287	23,678	55,024	8,832
Available-for sale financial assets	11,661	8,582	18,940	27,576	61,795	9,919
Held-to-maturity financial assets	-	-	3,040	23,467	-	-
Current assets	63,770	70,871	99,384	131,923	170,894	27,430
Property, plant and equipment, net	138,358	165,320	186,678	220,567	252,132	40,470
Investments in associates	1,785	1,727	1,781	2,822	3,857	619
Investments in a joint venture	-	-	20,823	20,175	20,160	3,236
Intangible assets	1,206	1,230	1,148	1,033	973	156
Long term available-for-sale financial assets	1,550	3,120	8,616	7,365	7,051	1,132
Total assets	206,669	242,268	318,430	384,264	456,070	73,204
Current loans and borrowings	17	122	21,194	19,919	28,830	4,628
Current liabilities	18,799	31,042	68,423	70,216	82,437	13,232
Long term loans and borrowings, net of current portion	13,864	18,570	9,859	18,076	29,056	4,664
Total non-current liabilities	27,632	37,291	34,241	51,192	63,853	10,249
Total liabilities	46,431	68,333	102,664	121,408	146,290	23,481
Capital stock	43,078	43,078	43,078	43,078	43,078	6,914
Shareholders’ equity	160,238	173,936	215,766	262,856	309,780	49,723

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

(2)
Earnings per share (basic) and earnings per ADS (basic) for each year from 2008 to 2012 have been computed, without considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 44,623,856,311 and 446,238,563, respectively, for 2008, 44,669,199,984 and 446,692,000, respectively, for 2009, 44,669,199,984 and 446,692,000, respectively, for 2010, 44,668,570,359 and 446,685,704, respectively, for 2011 and 44,646,305,984  and  446,463,060, respectively, for 2012, in each case based on a ratio of 100 shares to one ADS.

(3)
Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2008 to 2012 have been computed, after considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by using  44,786,097,516 shares and 447,860,975 ADSs for 2008, 44,771,714,329 shares and 447,717,143 ADSs for 2009, 44,821,187,466 shares and 448,211,875 ADSs for 2010 , 44,853,615,010 shares and 448,536,150 ADSs for 2011 and 44,808,042,330 shares and 448,080,423 ADSs for 2012.

	Year ended December 31,
	2008	2009	2010(1)	2011	2012	2012
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(2)	33,161	39,376	28,332	36,823	54,331	8,721
Cash provided by/(used for):
Operating activities	52,489	49,624	70,883	116,171	92,574	14,858
Investing activities	(45,735)	(37,307)	(64,203)	(99,036)	(63,797)	(10,240)
Financing activities	(10,129)	(9,403)	(1,610)	(20,246)	2,584	413
Gearing ratio(3)	8.0%	9.7%	12.6%	12.6%	15.7%	15.7%

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

(2)	Capital expenditures paid exclude those relating to acquisition of oil and gas properties.
(3)	Interest bearing debt divided by the sum of interest bearing debt and equity.

The following table sets forth the noon buying rates between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October 2012	6.2372	—	6.2877	6.2372
November 2012	6.2265	—	6.2454	6.2221
December 2012	6.2301	—	6.2502	6.2251
January 2013	6.2186	—	6.2303	6.2134
February 2013	6.2213	—	6.2438	6.2213
March 2013	6.2108	—	6.2246	6.2105

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 29, 2013, the noon buying rate between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Rmb 6.2108 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2008	7.7499	7.7814	7.8159	7.7497
2009	7.7536	7.7513	7.7618	7.7495
2010	7.7810	7.7692	7.8040	7.7501
2011	7.7663	7.7793	7.8087	7.7634
2012	7.7507	7.7556	7.7699	7.7493
October 2012	7.7494	—	7.7549	7.7494
November 2012	7.7501	—	7.7518	7.7493
December 2012	7.7507	—	7.7518	7.7493
January 2013	7.7560	—	7.7585	7.7503
February 2013	7.7546	—	7.7580	7.7531
March 2013	7.7629	—	7.7640	7.7551

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 29, 2013, the noon buying rate between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was HK$7.7629 to US$1.00.

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

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position

Exploring for, developing and acquiring reserves is highly risky and capital intensive. Our exploration and development activities involve inherent risks, including the risk that we will not encounter commercially productive oil or gas reservoirs. In addition, approximately 58.5% of our proved reserves were undeveloped as of December 31, 2012.  Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner.  There are various risks in developing reserves, including construction, operational, geophysical, geological and regulatory risks.

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

Mergers and acquisitions may expose us to additional risks and uncertainties

In the past few years, we expanded our operations into Argentina, the U.S., Canada, Uganda, United Kingdom and certain other countries through mergers and acquisitions. For example, we completed our acquisition of Nexen Inc. (“Nexen”), a Canada-based energy company then-listed on the Toronto Stock Exchange and the New York Stock Exchange, in February 2013. We may continue to pursue opportunities for mergers and acquisitions to expand our business in the future.

In light of political instability, unexpected changes to fiscal regime and various other factors, there may be uncertainties with respect to the operations of those merged and acquired overseas assets. In particular, we may face increasing exploration and environmental risks arising from Nexen’s unconventional resources development, including oil sands operations. The relatively high production cost of Nexen’s oil sands and deep water operations may negatively affect our overall profitability. Further, we may face other risks and uncertainties as we become subject to additional regulatory requirements as a result of the acquisition of Nexen. Therefore, we may not be able to achieve the anticipated economic return. Also, the increase in the scale of our operations may increase our operational risks.

We may not be able to realize the anticipated benefits from the Nexen acquisition

Achieving the advantages of the Nexen acquisition will depend partly on the efficient combination of the activities of the Company and Nexen, two companies that functioned independently and were incorporated in different countries, with geographically dispersed operations and with different business cultures.

The integration process involves inherent costs and uncertainties. Our purchase price paid for the Nexen acquisition represents a premium of 61% to the closing price of Nexen’s common shares on the NYSE on July 20, 2012, and a premium of 66% to Nexen’s 20 trading-day volume-weighted average share price. We expect the acquisition of Nexen will expand our existing business and assets and create sustainable growth opportunities, synergies and other benefits. However, our anticipated benefits may not develop. In addition, implementation of the acquisition and the successful integration of Nexen will also require management time and attention, as well as those employees with the appropriate skill sets for the tasks associated with such integration. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on our business, results of operations and financial condition.

CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates

CNOOC indirectly owned or controlled 64.45% of our shares as of March 28, 2013.  As a result, CNOOC is able to control the composition of the board of directors of our company, or our Board, determine the timing and amount of our dividend payments and otherwise control us. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected.

In addition, we regularly enter into transactions with CNOOC and its affiliates, such as China Oilfield Services Limited, or COSL, Offshore Oil Engineering Co., Ltd., or COOEC, and China BlueChemical Ltd. Some of our transactions with CNOOC and its affiliates constitute connected transactions under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange Listing Rules.  Furthermore, these connected transactions are subject to review by the Hong Kong Stock Exchange and may also be subject to the prior approval of our independent shareholders.  For example, we have obtained the independent shareholders’ approval in respect of certain continuing connected transactions under a comprehensive framework agreement with

CNOOC and its affiliates on November 24, 2010.  If we do not obtain these approvals, we will not be allowed to effect these transactions and our business operations and financial condition could be adversely affected.

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

Our business performance relies heavily on our sales to large domestic customers and a substantial drop in such sales could have a material adverse effect on our results of operations

We sell a significant proportion of our production to Sinopec, PetroChina and CNOOC-affiliated companies. However, we currently do not have long-term crude oil sales contracts with these customers. Our business, results of operations and financial condition could be adversely affected if any of them significantly reduced their crude oil purchases from us.

We may have limited control over our investments in joint ventures and our operations with partners

Quite a few of our operations are conducted with partners or in joint ventures in which we may have limited ability to influence or control their operation or future development.  Our limited ability to influence or control the operation or future development of such joint ventures could materially and adversely affect the realization of our target returns on capital and lead to unexpected future costs.

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

We maintain various insurance coverage for our operations against certain types of potential losses. For detailed information on our insurance coverage, see “Item 4—Information on the Company—Business Overview—Operating Hazards and Uninsured Risks.” However, our ability to insure against our risks is limited by the availability of relevant insurance products in the market. In addition, we cannot assure you that our insurance coverage is sufficient to cover any losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies timely or at all. If any of our losses is not covered by our insurance policies, or if the insurance compensation is less than our losses or not paid timely, our business, financial condition and results of operations could be materially and adversely affected.

We conduct exploration and development in deepwater areas in both offshore China and overseas by cooperating with our partners and by ourselves. Operations in deepwater are more difficult, risky and costly than those in shallower water. Operations in deepwater may require a significant amount of time between the discovery and the initial production, thus increasing the risks involved in these operations.

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

The current or future activities of our controlling shareholder, CNOOC, or its affiliates in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention to us and possible imposition of sanctions on CNOOC, which could materially and adversely affect our shareholders

We cannot predict the interpretation or implementation of government policy at the U.S. federal, state or local levels with respect to any current or future activities by CNOOC or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions.  Similarly, we cannot predict whether U.S. sanctions will be further tightened, or the impact that such actions may have on CNOOC.  It is possible that the United States could subject CNOOC to sanctions due to these activities.  Certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions, such as Iran and Sudan.  It is possible that the activities of CNOOC or its affiliates may affect the investment in our shares by such U.S. state and local governments and colleges.

It is possible that, as a result of activities by CNOOC or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.

The Iran Sanctions Act, as amended, or ISA, the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, or CISADA, the National Defense Authorization Act for Fiscal Year 2012, or NDAA, the Iran Threat Reduction and Syria Human Rights Act of 2012, or TRA, and the Iran Freedom and Counter-Proliferation Act of 2012, or IFCA, authorize the imposition of sanctions on companies that engage in, among other things, certain activities related to Iran’s energy, petrochemical, shipping or shipbuilding sectors, and in certain instances, on their parent companies.  It is possible that the U.S. Government could determine that CNOOC or its affiliates engage in activities targeted by U.S. sanctions. If the U.S. President determined that CNOOC or one of its affiliates engaged in targeted activities, CNOOC and/or its affiliate could be subject to U.S. sanctions, which range from restrictions on U.S. exports or bank financing to outright blocking of CNOOC or its affiliate’s property within U.S. jurisdiction. If the most extreme sanction, blocking, were applied to CNOOC’s property, including controlled subsidiaries, CNOOC Limited could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

As required by the Iran Threat Reduction and Syria Human Rights Act of 2012, which added a disclosure requirement to the Securities Exchange Act of 1934, we are providing certain information regarding our non-controlled affiliates’ activities. In 2012, to our knowledge, one of our non-controlled affiliates, COSL, was engaged in certain drilling and other related services in Iran in relation to subcontracting agreements entered into in 2009 and another non-controlled affiliate of ours was engaged in installation services in Iran. We cannot predict at this time whether  U.S. sanctions will be imposed on any of our affiliates.

Our business and financial condition may be adversely affected by a severe and prolonged global economic downturn and deteriorating economic conditions

Recent global market and economic conditions have been unprecedented with recession in most major economies. Continued concerns about the systemic impact of a potentially long-term and widespread recession and the sovereign debt crisis in Europe, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to unprecedented volatility levels. We cannot predict the short- and long-term impacts of these events on our business and financial condition, which could be materially and adversely affected.

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

Changes in laws and regulations could have an adverse effect on our operation in overseas

We currently have operations and assets in various foreign countries and regions, including Indonesia, Myanmar, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, United Kingdom and certain other countries, and may expand our operations into other countries to further enhance our reserve base and diversify our geographic risk profile.

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

War and acts of terrorism could materially and adversely affect us

We have operations and assets in various countries and regions, including Indonesia, Myanmar, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, United Kingdom and certain other countries, some of which are deemed to be with a high degree of political risk.  We face the risks of kidnapping, damage to property and business interruption caused by terrorism activities and strikes.  Acts of terrorism and strikes could materially and adversely affect our business, financial condition and results of operations.

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

Risks Relating to the PRC

Changes in PRC laws and regulations could have an adverse effect on our operation

Our operations are mainly in the People’s Republic of China.  The PRC government exercises control over the PRC petroleum industry, including licensing, exploring, producing, distributing, pricing, taxing, importing, exporting and allocating of various resources.  We have benefited from various favorable PRC government policies, laws and regulations that have been enacted to encourage the development of the offshore petroleum industry. We cannot guarantee that the legal and fiscal regimes affecting our businesses will remain substantially unchanged or that we will continue to benefit from favorable PRC government policies.

For instance, in 2011, the State Council of the PRC amended the Provisional Regulation of PRC Resource Tax and as a result, since November 1, 2011, the royalties payable to the PRC government have been replaced by resource tax, currently at 5% of the sales revenues from crude oil and natural gas. For detailed information on the resource tax, see “Item 4—Information on the Company—Business Overview—Regulatory Framework in the PRC.”

In 2011 and 2012, the Ministry of Finance and the State Administration of Taxation of the PRC promulgated the Circular on Printing and Issuing the Pilot Proposals for the Conversion from Business Tax to Value-Added Tax (Cai Shui [2011] No.110) and various supporting Circulars (including Cai Shui [2011] No.111, Cai Shui [2012] No.71) . As a result, since January 1, 2012, the business tax in certain industries and regions have been replaced by value-added tax. This tax reform is very complex and may have some financial impact on the Company.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China may prevent PCAOB from regularly evaluating our auditor’s audits and quality control procedures. The inability of PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Recent action being taken by the SEC against the PRC affiliates of the Big Four accounting firms, including our auditor, could create additional uncertainty about the status of audits of U.S.-listed PRC-based companies and may materially and adversely affect the liquidity and value of our ADSs.

On December 3, 2012, the SEC announced that it had begun administrative proceedings against the PRC affiliates of each of the Big Four accounting firms (namely Deloitte, Ernst & Young, KPMG and PricewaterhouseCoopers), including our auditor, and another large U.S. accounting firm for refusing to produce audit work papers and other documents related to China-based companies under investigation by the SEC for potential accounting fraud against U.S. investors.  The SEC charged the firms with violating the Securities Exchange Act and the Sarbanes-Oxley Act, which requires foreign public accounting firms to provide the SEC upon request with audit work papers involving any company trading on the U.S. markets.  If this proceeding by the SEC ultimately results in actions or sanctions that affect the ability or right of these accounting firms, including the PRC affiliate of our auditor, to engage in audits of U.S.-listed PRC-based companies, it may make it difficult or impossible for us to engage an auditor qualified to audit accounts for U.S.-listed PRC-based companies and make us unable to comply with SEC rules and regulations and the listing standards of securities exchanges in the United States, which would materially and adversely affect the liquidity and value of our ADSs and force us to de-list our ADSs from the NYSE. As the administrative proceedings being taken against these accounting firms is in a preliminary stage, we cannot predict the eventual possible impact on our company.

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

Overview

We are an upstream company specializing in the exploration, development and production of oil and natural gas. We are the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, we are also one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2012, we had net proved reserves of approximately 3.49 billion BOE (including approximately 0.29 billion BOE under our equity method investees). In 2012, we had a total net oil and gas production of 935,615 BOE per day (including 46,767 BOE per day under our equity method investees).

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

Large and diversified asset base with significant exploitation opportunities

We have a large net proved reserve base spread across offshore China and globally. As of December 31, 2012, we had approximately 3.49 billion BOE of net proved reserves. Our core operating area, offshore China, contributed to approximately 69.0% of our net proved reserves, while overseas contributed to the balance of 31.0%.

In addition to offshore China, we have a diversified global portfolio which provides us with further exploration and exploitation potential. We have a strong track record of successfully acquiring and operating many quality overseas upstream assets worldwide. Currently, we have assets in resource rich countries such as Indonesia, Australia, Nigeria, Uganda, the United States, Canada, and United Kingdom.

As of December 31, 2012, approximately 58.5% of our net proved reserves were classified as net proved undeveloped. Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating areas in offshore China with demonstrated exploration potential

We are the dominant oil and gas producer in offshore China, a region that we believe has substantial exploration upside. As of December 31, 2012, our total major exploration areas acreage in offshore China was approximately 257 thousand km2. We believe that offshore China is relatively underexplored, compared to other prolific offshore exploration areas such as the shallow water of the U.S. Gulf of Mexico, providing us with substantial exploration upside.

We have maintained an active drilling exploration program, which continues to demonstrate the exploration potential of offshore China. During 2012, we and our foreign partners have together drilled a total of 99 exploratory wells in offshore China, of which 41 were wildcat wells. During the same year, we and our foreign partners made 12 new discoveries in offshore China.

Successful independent exploration and development track record

We have a strong record of growing our reserves base for oil and natural gas, both independently and with our foreign partners through PSCs. In recent years, we have been adding reserves and production mainly through independent exploration and development. As of the end of 2012, in offshore China, approximately 79.6% of our net proved reserves were independent and approximately 75.3% of our production came from independent projects.

In 2012, in offshore China, our independent exploration resulted in 11 new discoveries. We also successfully appraised 14 oil and gas structures. On the development front, in 2012, our major new development projects progressed smoothly with 5 new projects on stream.

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

We have a proven track record of complying with a high level of corporate governance standard, which was recognized by the industry. For example, we were awarded the “Best Managed Asian Company in the Oil/Gas Sector” for the third year in a row by Euromoney and the “Corporate Governance Asia Recognition Awards 2012” by Corporate Governance Asia in 2012.

Business Strategy

We intend to continue expanding our oil and gas exploration and production activities.  The principal components of our strategy are as follows:

•	focus on reserve and production growth;

•	develop natural gas business; and

•	maintain prudent financial policy.

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as top priority. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate independent exploration efforts on major operating areas, especially in offshore China. In the meantime, we will continue to enter into PSCs with foreign partners to lower capital requirements and exploration risks. In 2012, we achieved a reserve replacement ratio of 188%. After acquisition of Nexen, Nexen will add approximately 20% net production and 24% proved reserves to the Company based on reserves and production as at the end of 2012.

We increase production primarily through the development of proved undeveloped reserves. As of December 31, 2012, approximately 58.5% of our proved reserves were classified as proved undeveloped, which gives us the opportunity to achieve future production growth, as long as these proved undeveloped reserves are developed faster than the depletion rate of our currently producing reserves.

Develop natural gas business

We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with partners possessing the relevant experience and expertise.

In 2013, the large-size gas field Liwan 3-1 in deepwater South China Sea will commence production. We expect that our natural gas production would continue to increase accordingly.

Maintain prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote the cost consciousness among both our management team and other employees. Also, in our performance evaluation system, cost control is always one of the most important key performance indicators.

Aiming to reduce production cost, we plan to actively promote the regional development of oil and gas field groups and to apply up-to-date offshore engineering, drilling and production technologies to our operations.

Currently, we have a strong financial profile with a low gearing ratio. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and costs per BOE. We also intend to actively manage our account receivables and inventories to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts and to manage exposure to foreign exchange rate fluctuations.

Nexen Acquisition

On February 25, 2013, Canada local time, we completed the acquisition of Nexen. Incorporated in Canada in 1971, Nexen is an independent global energy company, whose securities were previously listed on the Toronto Stock Exchange (the “TSX”) and the NYSE under the symbol “NXY”. Upon completion of the acquisition, Nexen’s securities were delisted from the TSX and the NYSE, and were deregistered with the SEC. Nexen focuses on three core businesses: conventional oil and gas, oil sands and shale gas, and has operations in the U.K. North Sea, Canada, U.S. Gulf of Mexico, Nigeria, Yemen and Colombia. Based on information included in Nexen’s Form 40-F filed with the SEC on February 25, 2013, Nexen’s total revenue and other income, cash flow from operations and net income for the fiscal year ended December 31, 2012 were Cnd$6,711 million, Cnd$2,651 million and Cnd$333 million, respectively, and Nexen had 3,228 employees as of December 31, 2012.

As disclosed in the Circular included in the Company’s Form 6-K furnished to the SEC on December 21, 2012, an arrangement agreement was entered into on July 23, 2012 among the Company, CNOOC Canada Holding Ltd., our wholly owned subsidiary, and Nexen (the “Arrangement Agreement”) for acquisition of all outstanding common shares and preferred shares of Nexen pursuant to a Plan of Arrangement under the Canada Business Corporations Act for an aggregate consideration of approximately US$15.1 billion in cash (the “Nexen Acquisition”). The indebtedness of Nexen of approximately US$4.3 billion would remain outstanding following the acquisition. Based on information included in Nexen’s Form 6-K furnished to the SEC on March 28, 2013, Nexen completed the redemption of its 7.35% subordinated debentures due 2043 for a total outstanding principal amount of US$460 million on March 28, 2013, which have been cancelled and delisted from the TSX and the NYSE.

Based on information included in Nexen’s Form 40-F filed with the SEC on February 25, 2013, as of December 31, 2012, Nexen’s proved plus probable reserves estimates were approximately 2.2 billion BOE, of which 0.9 billion BOE are proved and 1.3 billion BOE are probable. About 70% of Nexen’s proved plus probable reserves relate to its Canadian oil sands properties. The remainder of reserves are widely distributed throughout its oil and gas properties around the world. Nexen’s production before royalties averaged 197,900 BOE/day in 2012.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

Our reserve data for 2010, 2011 and 2012 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009.

	Year ended December 31,
	2010(1)	2011	2012
Net Production(3):
Oil (daily average bbls/day)	722,086	708,286	742,765
Gas (daily average mmcf/day)	1,050.1	1,171.7	1,109.7
Oil equivalent (BOE/day)	902,932	909,000	935,615

Net Proved Reserves (end of period):
Oil (mmbbls)	1,719.1	1,873.3	2,031.1
Gas (bcf)	5,944.9	5,627.4	6,005.3
Synthetic Oil (mmbbls)	—	87.4	137.0
Bitumen (mmbbls)	—	8.6	12.6
Total (million BOE)	2,710.0	2,921.1	3,202.6
Total with equity method investees (million BOE) (3)	2,998.3	3,190.1	3,491.9
Annual reserve replacement ratio(2)	116%	167%	187%
Annual reserve replacement ratio(3)	202%	158%	188%
Estimated reserve life (years)	8.5	9.3	9.8
Estimated reserve life (years) (3)	9.1	9.6	10.2
Standardized measure of discounted future net cash flow (million Rmb)	293,768	339,234	356,998

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

(2)	For information on the calculation of this ratio, see “Terms and Conventions—Glossary of Technical Terms—reserve replacement ratio.”
(3)	Including our interest in equity method investees.

For the years 2010, 2011 and 2012, approximately 11%, 23% and 36%, respectively,  of our reserves were evaluated by us independently and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us.  For further information regarding our reserves, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing, production and oil and gas price changes” and “Item 4—Information on the Company—Business Overview—Exploration, Development and Production.”

Summary of Oil and Gas Reserves

The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as of the dates indicated.

	Net proved reserves at December 31,		Net proved reserves at December 31, 2012
	2010(1)	2011	Oil	Natural Gas	Synthetic Oil	Bitumen	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmboe) (2)
Developed
Offshore China
Bohai	650.9	632.9	523.2	338.3	—	—	579.6
Western South China Sea	289.0	230.4	87.9	719.7	—	—	207.8
Eastern South China Sea	215.0	213.4	142.6	401.4	—	—	209.5
East China Sea	1.5	8.4	0.4	40.2	—	—	7.1
Subtotal	1,156.4	1,085.1	754.1	1,499.6	—	—	1,004.0
Overseas
Asia	110.6	68.0	22.3	460.4	—	—	105.3
Oceania	37.4	34.9	5.9	124.0	—	—	30.2
Africa	57.1	46.4	44.2	—	—	—	44.2
North America	8.3	47.0	51.0	129.1	32.1	0.8	105.4
Subtotal	213.4	196.3	123.4	713.5	32.1	0.8	285.1
Total Developed	1,369.8	1,281.4	877.5	2,213.1	32.1	0.8	1,289.1

Undeveloped
Offshore China
Bohai	468.2	466.9	544.0	254.2	—	—	586.3
Western South China Sea	310.0	356.3	136.9	1,665.2	—	—	414.4
Eastern South China Sea	219.1	306.5	211.5	774.3	—	—	340.5
East China Sea	79.2	60.0	19.3	265.7	—	—	63.6
Subtotal	1,076.5	1,189.7	911.7	2,959.4	—	—	1,404.9
Overseas
Asia	108.8	155.3	42.8	340.0	—	—	102.2
Oceania	66.3	75.8	10.7	285.5	—	—	66.6
Africa	88.6	87.3	91.5	—	—	—	91.5
North America	—	131.7	96.9	207.3	104.9	11.9	248.3
Subtotal	263.7	450.1	241.9	832.8	104.9	11.9	508.6
Total Undeveloped	1,340.2	1,639.8	1,153.6	3,792.2	104.9	11.9	1,913.5

TOTAL PROVED	2,710.0	2,921.1	2,031.1	6,005.3	137.0	12.6	3,202.6
Equity method investees	288.3	269.0	200.7	513.7	—	—	289.3
Total with equity method investees	2,998.3	3,190.1	2,231.8	6,519.0	137.0	12.6	3,491.9

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

(2)
In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania and Indonesia in Asia, which we have used actual thermal unit for such conversion purpose.

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude Oil Reserves
(mmbbls)

	As of December 31,		As of December 31, 2012
	2010(1)	2011	Developed	Undeveloped	Total
Offshore China
Bohai	997.7	1,000.4	523.2	544.0	1,067.2
Western South China Sea	260.0	250.5	87.9	136.9	224.8
Eastern South China Sea	225.0	316.1	142.6	211.5	354.0
East China Sea	18.9	17.7	0.4	19.3	19.8
Subtotal	1,501.6	1,584.7	754.1	911.7	1,665.7
Overseas
Asia	49.9	81.8	22.3	42.8	65.0
Oceania	20.7	19.0	5.9	10.7	16.7
Africa	145.7	133.7	44.2	91.5	135.7
North America	1.2	54.1	83.9	213.7	297.6
Subtotal	217.5	288.6	156.3	358.7	515.0
Total	1,719.1	1,873.3	910.4	1,270.4	2,180.7
Equity method entities	197.4	196.3	104.5	96.2	200.7
Total with equity method investees	1,916.5	2,069.6	1,014.9	1,366.6	2,381.5

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2012
	2010(1)	2011	Developed	Undeveloped	Total
Offshore China
Bohai	728.3	596.2	338.3	254.2	592.5
Western South China Sea	2,034.1	2,017.2	719.7	1,665.2	2,384.9
Eastern South China Sea	1,254.3	1,222.4	401.4	774.3	1,175.7
East China Sea	370.6	303.7	40.2	265.7	305.9
Subtotal	4,387.3	4,139.5	1,499.6	2,959.4	4,459.0
Overseas
Asia	1,016.7	848.7	460.4	340.0	800.4
Oceania	498.0	467.8	124.0	285.5	409.5
North America	42.9	171.4	129.1	207.3	336.4
Subtotal	1,557.6	1,487.9	713.5	832.8	1,546.3
Total	5,944.9	5,627.4	2,213.1	3,792.2	6,005.3
Equity method investees	527.8	422.0	329.5	184.2	513.7
Total with equity method investees	6,472.7	6,049.4	2,542.6	3,976.4	6,519.0

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2012
	2010(1)	2011	Developed	Undeveloped	Total
Offshore China
Bohai	1,119.1	1,099.8	579.6	586.3	1,165.9
Western South China Sea	599.0	586.7	207.8	414.5	622.3
Eastern South China Sea	434.1	519.9	209.5	340.5	550.0
East China Sea	80.7	68.4	7.1	63.6	70.7
Subtotal	2,232.9	2,274.8	1,004.0	1,404.9	2,408.9
Overseas
Asia	219.4	223.2	105.3	102.2	207.5
Oceania	103.7	110.7	30.2	66.6	96.8
Africa	145.7	133.7	44.2	91.5	135.7
North America	8.3	178.7	105.4	248.3	353.7
Subtotal	477.1	646.3	285.1	508.6	793.7
Total	2,710.0	2,921.1	1,289.1	1,913.5	3,202.6
Equity method investees	288.3	269.0	161.3	128.0	289.3
Total with equity method investees	2,998.3	3,190.1	1,450.4	2,041.5	3,491.9

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

Proved Undeveloped Reserves

As of December 31, 2012, we had proved undeveloped reserves of 2,041.5 million BOE, including 1,249.8 million barrels of crude oil, 104.9 million barrels of synthetic oil, 11.9 million barrels of bitumen and 3,976.4 bcf of natural gas, representing an increase of 285.7 million BOE as compared to proved undeveloped reserves of 1,755.8 million BOE as of December 31, 2011.

The changes in our proved undeveloped reserves mainly include:

•	An increase of 488.9 million BOE due to new discoveries and expansions;

•	A decrease of 36.4 million BOE due to revision of previous estimates; and

•	A decrease of 166.9 million BOE due to proved undeveloped reserves being developed into proved developed reserves.

In 2012, we spent approximately US$3.3 billion on developing proved undeveloped reserves into proved developed reserves. US$2.8 billion, or 84.2%, were spent on 19 major development projects in Bohai, Western South China Sea and Eastern South China Sea in offshore China, the Akpo oilfield in Nigeria, Missan oilfields in Iraq, Long Lake project in Canada and Eagle Ford project in the U.S. The remaining 15.8% was spent on the infill drilling programs in offshore China, Indonesia, Nigeria and Canada.

As of December 31, 2012, 142.7 million BOE of our proved undeveloped reserves were first booked before 2008. These proved undeveloped reserves were mainly located in East China Sea, Eastern South China Sea and Western South China Sea, including (i) 29.1 million BOE in East China Sea, approximately 84% of which is planned to be developed together with certain new discoveries; (ii) 39.0 million BOE in Eastern South China Sea, including Panyu 34-1 gas field associated with Liwan 3-1 gas field located in the same area that is currently under construction; and (iii) 74.6 million BOE in Western South China Sea, including Weizhou 12-8 oil field associated with Weizhou 6-12 oil field located in the same area that is currently under construction.

Qualifications of Reserve Technical Oversight Group and Internal Controls over Proved Reserves

Since 2001, we have engaged independent third party consulting firms, including Ryder Scott Company, L.P., Gaffney, Cline & Associates (Consultants) Pte Ltd., Lee Keeling and Associates, Inc., and McDaniel & Associates Consultants Ltd. to perform annual estimates for our proved oil and gas reserves under our consolidated subsidiaries. In 2012, the reserves of certain fields in offshore China and overseas were evaluated by us independently, which accounted for approximately 36% of our total net proved reserves.

The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the SEC Title 17: “Code of Federal Regulations–Modernization of Oil and Gas Reporting–Final Rule” in the Federal Register (SEC regulations) that was released on January 14, 2009 and related accounting standards.

While we engage third parties to conduct our annual estimates for most of our reserves, we continue to enhance the supervision over our procedures to ensure the quality control of our reserve evaluation process. For the year ended December 31, 2012, we implemented rigorous in-house technical scrutiny and compliance audit for the reserves evaluated independently by us, while third party consulting firms, such as Ryder Scott Company, were also engaged to perform annual procedural audit for all the reserves independently evaluated by us to monitor the entire reserves estimation procedure and certain key metrics in order to ensure market transparency and compliance.

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

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserves Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMG periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has over 30 years’ experience in oil and gas industry.

Besides engaging third parties to perform annual estimates for most of our reserves, we also implement rigorous internal control system that monitors the entire reserves estimation procedure and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

Exploration, Development and Production

Summary

In offshore China, the Company engages in oil and natural gas exploration, development and  production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or through cooperation with foreign partners by production sharing contracts (“PSCs”). As of the end of 2012, approximately 69.0% of the Company’s net proved reserves and approximately 78.0% of its net production were located in offshore China.

For independent operations, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. As of the end of 2012, approximately 79.6% of the Company’s net proved reserves and approximately 75.3% of its production in offshore China were derived from independent projects.

For PSC operations, China National Offshore Oil Corporation (“CNOOC”), the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China with foreign partners through PSCs. CNOOC has transferred to the Company all of its rights and obligations under all the PSCs (except those relating to its administrative functions), including new PSCs that will be signed in the future. As of the end of 2012, the Company had 27 PSCs with 22 partners in force.

Overseas, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom and various other countries. As of December 31, 2012, the Company’s overseas net proved reserves and net production accounted for approximately 31.0% and 22.0%, respectively, of the Company’s total net proved reserves and total net production.

Exploration

Exploration is a top priority for the Company. In 2012, the Company increased its investment in and refreshed its strategic thinking about exploration, and achieved remarkable results in both shallow water and deepwater areas offshore China as well as overseas. The Company’s reserve replacement ratio amounted to 188% in 2012.

The Company’s exploration investment and activities reached a record high in offshore China in 2012, approximately 16,100 km² 2D seismic data and 26,700 km² 3D seismic data were acquired and 99 exploration wells were drilled. An aggregate of 12 new discoveries were made and 14 oil and gas structures were successfully appraised in offshore China, resulting in a success rate of 53%-68%.

In 2012, our achievements in exploration in offshore China mainly included:

First, the successful appraisal of the large-scale oil and gas structure Penglai 9-1 due to our concentrated research and technological advancement Penglai 9-1, which has the potential to be developed into a large oilfield.

Second, the successful appraisal of the Qinhuangdao 29-2/29-2 East structure, which is expected to be built into another large-scale light oil field in Bohai.

Third, the discovery of the large-scale natural gas structure, Dongfang 13-2, marking another breakthrough in high-temperature and high-pressure natural gas exploration.

Fourth, the discovery of the medium scale oil and gas structure Luda 6-2.

In 2012, the Company made its first important move in independent exploration in deepwater areas. Three independent deepwater exploration wells were drilled and the natural gas discovery of Liuhua 29-2 was made in the deepwater areas of South China Sea.

Furthermore, the Company achieved record breakthroughs in overseas exploration with nine new discoveries and five successful appraisals of oil and gas structures. Among these achievements, important discoveries were made in HBR permit in Algeria, where the Company holds 24.5% interests. Four new discoveries were made in Indonesia.

These achievements indicated great potential and our unique advantages for exploration, in offshore China, as well as good prospects for the Company’s deepwater and overseas exploration.

The Company’s major exploratory activities in 2012 are shown in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D		3D
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China
Bohai	13	37	—	—	7	—	28	—	—	—	7,215	—
Eastern South China Sea	12	3	—	—	3	—	1	—	4,413	—	5,743	3,375
Western South China Sea	10	14	3	—	1	1	8	—	5,269	—	6,182	—
East China Sea	3	4	—	—	—	—	3	—	6,461	—	4,218	—
Subtotal	38	58	3	—	11	1	40	—	16,143	—	23,358	3,375
Overseas	—	—	22	18	—	9	—	11	—	1,791	—	1,538
Total	38	58	25	18	11	10	40	11	16,143	1,791	23,358	4,913

Engineering Construction, Development and Production

In 2012, more than 10 new projects were under construction. The Company carefully allocated operational resources and made good progress in engineering construction.

Four new projects, namely, Yacheng 13-4 gas field, Panyu 4-2/5-1 adjustment, Liuhua 4-1 oilfield and Weizhou 6-9/6-10 oilfield, commenced production in 2012 as scheduled. In 2013, the Company is going to see a new peak for construction work with its full capacity to be utilized for on land construction and offshore installation. A total of 24 new projects will be constructed, among which 10 new oil and gas fields are expected to commence production in 2013, including Liwan 3-1, the first large-scale deepwater gas field in China, as well as Suizhong 36-1 Phase II adjustment project. Other projects are expected to commence production in the coming years and will provide additional momentum for the Company’s growth in mid-to-long term and its production growth target for 2011-2015.

The Company overcame a lot of challenges in oil and gas development and production in 2012. Adverse factors included the decrease in the number of new projects, the shutdown of production of Penglai 19-3 oilfield, frequent typhoons that affected production operation, as well as delays of some overseas projects, all of which created significant pressure for the Company’s production. Despite this grim situation, the Company still managed to accomplish its annual production target mainly through focusing on the following areas:

First, maintaining productivity of existing oilfields. This mainly includes: strengthening the dynamic management of water injection, maintaining reasonable reservoir pressure and low decline rate in mature oilfields; refining daily operation especially oil well management to enhance production efficiency as well as optimising water production scheme in order to achieve stable oil production.

Second, bringing on stream new oil and gas fields for production contribution. With careful arrangements, new oilfields including Panyu 4-2/5-1 adjustment projects, Liuhua 4-1 oilfield and Yacheng 13-4 gas field came on stream during the year, making a significant contribution to production for the year.

Third, through optimising construction process and procedures and the selection of favourable time windows, suspension time for maintenance of significant projects due to maintenance was shortened and loss in production was reduced accordingly.

Fourth, the Company proactively communicated and cooperated with operators, to facilitate the production performance of overseas project including the U.S. Eagle Ford project.

Through efforts of all staff of the Company, its net production for oil and gas in 2012 reached 342.4 million BOE, representing an increase of 3.2% year over year and achieving a stable production growth.

In 2012, the Company also adhered to its strategies on comprehensive adjustments and regional development to accelerate the development of oil and gas fields. Panyu4-2/5-1 adjustment projects were brought on stream as scheduled. The construction of Suizhong 36-1 Phase II adjustment and Qikou 18-1 adjustment projects were proceeding smoothly, both of which are expected to commence production in 2013. For regional development, the Company conducted research on a few oil and gas fields in East China Sea, and organised the regional development for the gas fields near Dongfang 13-2 and Bozhong 28/34 oilfields. These initiatives enhanced the economic return and reduced development barriers for oil and gas fields.

In addition, following a series of rectification measures, Penglai19-3 oilfield has recovered to normal state, with operating conditions. The revised Overall Development Plan as well as the recomposed Environmental Impact Assessment prepared by Conocophillips China Inc.(“COPC”), the operator of Penglai 19-3 oilfield have been approved, and COPC is permitted to gradually resume the production of Penglai 19-3 oilfield.

Our task in 2013 would be to focus on accomplishing our annual production target with emphasis on the following areas:

First, to carefully allocate and coordinate resources for operation with a view to maintain and enhance production of existing oilfields, providing a solid base for accomplishment of the annual production target. The Company will also strengthen daily operation management and innovate technology in order to achieve this target.

Second, to facilitate timely commencement of production of new oil and gas fields. 10 new projects will come on stream in 2013, including the large-scale deepwater gas field Liwan 3-1, Weizhou 6-12, Suizhong 36-1 Phase II adjustment project and Qikou18-1 adjustment project. The commencement of these projects will provide significant support for our production growth in the coming years.

Third, to focus on technology research and development to improve recovery factor of producing oilfields through the application of heavy oil thermal production technology and particular development technology on oilfields with low permeability.

Fourth, to strengthen the management of overseas projects and actively coordinate with local partners to ensure the safe and stable production of each project.

Through the above mentioned measures, the Company will strive to achieve its production growth target for 2011-2015 and lay a solid foundation for long-term growth.

Overseas Development

In recent years, the Company has greatly extended its global presence and raised its international profile to a new level. From a geographic perspective, the Company’s operations are located in Asia, Africa, Oceania, North America, South America and Europe. For resource types, it has expanded from conventional oil and gas resources to unconventional resources such as shale oil and gas, and oil sands. Overseas reserves, production and oil and gas sales revenue accounted for 31.0%, 22.0% and 14.7%, respectively, of the Company’s total reserves, production and oil and gas revenue in 2012, thereby becoming an integral part of the Company’s assets. With the combination of conventional and unconventional resources, as well as exploration and production assets, our global operational capability has been significantly enhanced.

In 2012, the overseas development of the Company made significant progress. In July 2012, the Company entered into a definitive agreement with Nexen. Total consideration for the acquisition of Nexen’s common and preferred shares was approximately US$15.1 billion, and Nexen’s debt of approximately US$4.3 billion would remain outstanding following the acquisition. The acquisition of Nexen was completed in February 2013. For more information about the acquisition and the related agreement, see “Item 4—Information on the Company—Business Overview—Nexen Acquisition.”

The acquisition of Nexen is important to both near-term and mid-to-long term growth of the Company:

First, reserve and production growth. Based on the reserve and production as at the end of 2012, Nexen will add approximately 20% net production and 24% proved reserves to the Company.

Second, diversified portfolio. We strategically entered into North Sea and Horn River Basin, and strengthened our existing position in Canadian oil sands, Gulf of Mexico and offshore Nigeria. Furthermore, more than 90% of Nexen’s reserves are located in OECD countries.

Third, new overseas platform. We will establish Calgary as the head office of North and Central American operations. Also, we plan to retain Nexen’s current management and employees, which will enhance the development of our overseas business.

In the future, the Company will focus on the integration of corporate culture, management system and technologies, etc, and strive to create a win-win situation.

At the beginning of 2012, the Company completed the acquisition of the partial working interests in each of Exploration Areas of 1, 2 and 3A in Uganda. Since the Lake Albert Basin is the key basin yet to be developed in East Africa, the project is expected to become one of Africa’s largest onshore oil and gas development projects in coming years.

Other overseas projects progressed in sound track. The production volume of Eagle Ford shale oil and gas project in the U.S. maintained steady growth; the Missan oilfields in Iraq officially entered its recovery period; and the development of the Egina oilfield in Nigeria was also in smooth progress.

Along with the growth of our overseas business, we will further study the trend and dynamics of the international energy sector and enhance our global vision. Meanwhile, we will strive to strengthen our overseas operational capability, including management, resource integration and risk control, in order to further raise the degree of internationalization of the Company. We will continue to optimize our overseas assets according to three major factors as potential including resources, return and risk profile.

Regional Overview

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2012, the reserve and daily production volume in Bohai were 1,165.9 million BOE and 432,285 BOE/day, respectively, representing approximately 33.4% and 46.2%, of the Company’s total reserves and daily production, respectively. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In recent years, the Company has made several commercial discoveries in this region each year. In 2012, the Company made seven successful discoveries in Bohai, namely Penglai 15-2, Qinhuangdao 27-3, Luda21-2, Kenli 2-1, Luda 6-2, Bozhong 34-1 North and Caofeidian 21-3. In addition, the Company also successfully appraised seven oil and gas structures, namely Penglai9-1, Qinhuangdao 29-2 East, Luda 6-2, Qinhuangdao33-3, Penglai 15-2, Bozhong 34-1 North and Kenli 9-1. The Company’s major accomplishments in Bohai included:

First, the successful appraisal of Penglai 9-1 large oil and gas structure as a result of our concentrated research and technological advancement. Since its discovery in 2009, the Company intensified the geological research programs and combined a number of innovative testing techniques.

Penglai 9-1has the potential to be developed into a large oilfield.

Second, the Company successfully appraised another large-scale light oil field in Bohai, i.e. Qinhuangdao 29-2/29-2 East, through new researches and better understanding of reservoirs.

Third, the Company discovered Luda 6-2 mid-scale oil and gas structure through retuning its understanding of the underground reservoir and implementing advanced technology.

Benefiting from the new discoveries and successful appraisals, crude oil reserve replacement ratio reached 144% in Bohai, reflecting Bohai’s potential as the core production region for the Company.

For development and production, the Bohai region faced a number of challenges in 2012. There was no new start-up oilfield in Bohai and Penglai 19-3 oilfield did not resume full production for the whole year. To address these challenges, the Company strengthened its management of producing oil and gas fields, and actively implemented measures such as infill drilling and water injection. As a result, production in Caofeidian 11-6, Bozhong 34-1 and Suizhong 36-1 outperformed our expectation.

With regard to oilfields with high decline rate of post-commencement production, such as Qikou 18-2, we seek to understand the underground fractures through careful study of the 3D seismic data to locate our infill drilling wells. The production of those oilfields increased and maintained at a high level after new wells were put into production. The drilling technology and reservoirs studies had been applied to other adjustment programs in oilfields with medium-to-deep formation as well as with medium to low permeability, which contributed to the steady performance of mature oilfields in Bohai.

The Company, through its efforts, overcame various adverse factors and achieved a slight increase in net production in Bohai.

Western South China Sea

Western South China Sea is one of the most important natural gas production areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. As of the end of 2012, the reserves and daily production volume in Western South China Sea reached 622.2 million BOE and 135,007 BOE/day, respectively, representing approximately 17.8% and 14.4%, respectively, of the Company’s total reserves and daily production.

In 2012, the Company had one independent new discovery, Dongfang 13-2, and one PSC new discovery, Weizhou 6-12 North, in Western South China Sea, and successfully appraised three oil and gas structures, including Dongfang 13-2, Weizhou 11-7 North and Weizhou 11-4 North.

For the Yinggehai Basin, the Company continued to achieve exploration results of natural gas under the high temperature and high pressure environment. In addition to the successful appraisal of Dongfang 13-1 medium formation, which was discovered in 2011, the Company again discovered Dongfang 13-2 large-scale gas field, further enhancing the exploration performance in this field.

As for development and production, the Company continued to implement streamlined management, and optimize the production process for all oil and gas fields. Meanwhile, the Company minimized the impact of typhoons and maintenance downtime on its production activities through thorough planning.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operating area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2012, the reserves and daily production volume in Eastern South China Sea reached 550.0 million BOE and 155,070 BOE/day, respectively, representing approximately 15.8% and 16.6%, respectively, of the Company’s total reserves and daily production.

The Company made breakthroughs in deepwater exploration and continued to achieve new discoveries from rolling exploratory activities in Eastern South China Sea in 2012. The Company achieved three independent discoveries, namely Liuhua 29-2, Enping 18-1 and Lufeng 15-1, in 2012. In addition, the Company successfully appraised one oil and gas structure, Panyu 35-1. The discovery of Liuhua 29-2 deepwater gas field marked an important milestone for the Company’s independent deepwater exploration endeavours.

In 2012, the Company overcame unfavorable factors such as typhoons and equipment modification for oil and gas fields. Net oil and gas production derived from Eastern South China Sea rose steadily, mainly attributable to the active implementation of infill drilling in mature oilfields. The full deployment of enhanced recovery measures also helped to increase production. For example, the infill drilling has significantly increased the production of Xijiang 24-3 oilfield. Also, the increased infill drilling activities of Xijiang 30-2 oilfield and Lufeng 13-1 oilfield contributed to production growth.

The Company actively coordinated with its partner to promote the development and construction of the first large-scale deepwater natural gas project Liwan 3-1 in offshore China. Currently, the project has been making steady progress and is expected to commence production at the end of 2013.

East China Sea

East China Sea is the least explored area among the Company’s four principal producing regions in offshore China. The typical water depth of the Company’s operation area in this region is approximately 90 meters. As of the end of 2012, approximately 2.1% of the Company’s reserves and 0.8% of the Company’s production were derived from East China Sea.

In 2012, the Company continued to focus on exploration surrounding the existing production facilities and oil and gas fields and strengthen the exploration and development of oil and gas reservoirs with low permeability, which achieved positive results and laid a strong foundation for future growth in production.

In addition, the Company has actively promoted regional development of gas fields in East China Sea, consolidated design work, reviewed and negotiated gas prices with downstream users, and ensured the progress of projects as scheduled.

In 2012, as a result of increased gas delivery volume to downstream users, the Company’s production volume in East China Sea increased significantly.

Overseas

Asia

Asia was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets in Asia mainly in Indonesia and Iraq. As of the end of 2012, the reserves and daily production volume derived from Asia (excluding China) reached 207.5 million BOE and 43,752 BOE/day, respectively, representing approximately5.9% and 4.7%, respectively, of the Company’s total reserves and daily production.

Indonesia

In Indonesia, the Company maintains ownership interests in primarily the following contracts: the SES PSC, the Malacca Strait PSC and the Poleng Technical Assistance Contract. Among these, the Company is the operator of the SES block and owns approximately 65.54% of its interests. All these contracts are currently at the production stage.

The Company also owns approximately 13.90% interests in the Tangguh LNG Project in Indonesia. Located in West Papua and comprised three blocks, namely Berau, Muturi and Wiriagar, this project commenced production in 2009.

In addition, the Company owns interests in the following PSCs: the South East Palung Aru PSC, the Batanghari PSC and the Madura Strait PSC.

In Indonesia, the Company made four new discoveries in 2012, all located in established regions. The production facilities of our existing oil and gas fields could be leveraged for economic development of these new discoveries.

In 2012, given that the oil and gas fields in the SES areas are matured fields with high water concentration and decline rate, the Company adopted measures to stabilize and increase production and to control decline rate.

Iraq

In 2010, the Company entered into a technical service contract for the development and production of the Missan oilfields in Iraq, pursuant to which the Company acts as the lead contractor and holds 63.75% participating interest.

Through the Company’s efforts, the project reached its required production level in 2012, and entered the cost recovery period, starting to make contribution to the Company’s production growth.

As the Missan Project is a technical service contract, its cost of operation is relatively high and consequently raised the cost for the Company. Nevertheless, major oil and gas companies in the world have all entered into the exploration and development industry in the Middle East through technical service contracts, demonstrating an industry consensus on the future growth of the area.

Other Regions in Asia

The Company owns interests in several blocks in Myanmar, Papua New Guinea and Qatar. These blocks are still under exploration.

Oceania

Currently, the Company’s oil and gas resources in Oceania are all located in Australia. As of the end of 2012, the reserves and daily production volume derived from Oceania reached 96.8 million BOE and 24,628 BOE/day, respectively, representing approximately 2.8% and 2.6%, respectively, of the Company’s total reserves and daily production.

Australia

The Company owns 5.3% of the interests in Australia’s North West Shelf Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2012, the North West Shelf Project generated stable production and healthy returns.

Africa

The Company has a relatively large reserve base in Africa. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2012, the reserves and daily production volume derived from Africa reached 135.7 million BOE and 56,998 BOE/day, respectively, representing approximately 3.9% and 6.1%, respectively, of the Company’s total reserves and daily production.

Nigeria

The Company owns a 45% interest in the OML 130 block in Nigeria, which is a deepwater project and comprises four oilfields, namely, Akpo, Egina, Egina South and Preowei. The Akpo oilfield commenced production in March 2009. In 2012, the Akpo oilfield generated stable production.

In 2012, the Company continued to carry out preliminary development work with the operator of the other three oilfields, including the Egina oilfield. The Egina oilfield is expected to commence comprehensive construction in 2013.

Uganda

In 2011, the Company entered into a sales and purchase agreement with Tullow and TOTAL S.A. to acquire one-third of the interest in each of Exploration Areas (“EA”) 1, 2 and 3A in Uganda from Tullow. EA 1, 2 and 3A are located at the Lake Albert Basin in Uganda, which is one of the most promising basins with oil and gas resources in Africa.

In February 2012, the Company and Tullow completed the acquisition. The Company will operate the new Kanywataba exploration license in the former EA 3A, and the Kingfisher production license which was converted due to the discovery in the former EA 3A. Tullow and TOTAL S.A. will operate EA 2 and EA 1, respectively.

In 2013, the Company will actively facilitate the development of the Kingfisher oilfield.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company also owns interests in several blocks in Equatorial Guinea, the Republic of Congo, Algeria and the Gabonese Republic. These blocks are currently under exploration.

North America

The Company holds interests in the oil and gas exploration areas in the U.S., Canada and Trinidad and Tobago in North America, as well as part of the shares of MEG Energy Corporation (“MEG”) in Canada. As of the end of 2012, the Company’s reserve and daily production volume derived from North America reached 353.7 million BOE and 36,183 BOE/day, respectively, representing approximately 10.1% and 3.9%, respectively, of the Company’s total reserves and daily production.

The U.S.

The Company has acquired a 33.3% interest in each of two shale projects in the U.S., namely the Eagle Ford project, which is located in South Texas with 600,000 net acres, and the Niobrara project, which is located in northeast Colorado and southeast Wyoming with 800,000 net acres. Chesapeake is the operator of these projects.

The Eagle Ford project commenced production in 2012 and achieved a considerable increase in production volume. In addition, the Niobrara project has accelerated its contribution to the production of the Company.

The shale oil and gas resources have become one of the growth areas for the world’s oil and gas exploration and development. The Company expects that participation in this field could support its sustainable growth in the future.

In addition, the Company owns several exploration blocks in Alaska.

Canada

Canada is one of the countries with rich oil sands resources. As oil sands are expected to become one of the new growth areas of oil and gas exploration and development in the future, the Company believes that participation in oil sands development would enable us to achieve sustainable growth.

In 2005, the Company acquired part of shares of MEG in Canada. In August 2010, MEG’s shares started trading on the Toronto Stock Exchange in Canada, resulting in considerable appreciation of the value of the Company’s shares in MEG.  As of the end of 2012, the Company owns 12.39% of the shares of MEG.

In 2011, the Company completed the acquisition of OPTI Canada Inc. (“OPTI”), an oil sands producer in Canada. The major assets of OPTI includes a 35% working interest in Long Lake and interests in three other oil sands projects located in the Athabasca region of northeastern Alberta.

In addition, the Company owns a 60% interest in Northern Cross (Yukon) Limited, which owns oil and gas exploration blocks in the Yukon area in Canada.

Trinidad and Tobago

In 2009, the Company acquired a 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago. The 2C block commenced production of crude oil in 2005. With natural gas field start up in 2011, the production volume in this region increased significantly.

South America

The Company mainly holds a 50% interest in Bridas Corporation (“Bridas”). The Company’s interest in this project is accounted by the equity method. As of the end of 2012, the Company’s reserves and daily production volume derived from South America reached 287.6 million BOE and 44,634 BOE/day, respectively, representing approximately 8.2% and 4.8%, respectively, of the Company’s total reserves and production.

Argentina

In March 2010, the Company announced to form a 50%-50% joint venture with Bridas Energy Holding Ltd. (“BEH”) in Bridas Corporation for a consideration of approximately US$3.1 billion in cash. The transaction was already completed. Each of the Company and BEH holds a 50% interest in Bridas and makes management decisions jointly. Bridas holds a 40% interest in Pan American Energy in Argentina (“PAE”).

Through its affiliates (including the interest in PAE), Bridas has oil and gas exploration and production activities in Argentina. Following the acquisition, the Company designated senior management staff to participate in the daily management of Bridas. In 2012, the production enhancement measures in Bridas’ major producing blocks worked well to maintain stable production.

Newly added assets after the Nexen deal

The Company completed the acquisition of Nexen Inc. in Canada in February 2013 and further diversified its overseas portfolio. The Company will establish its North and Central America headquarters in Calgary of Canada to manage Nexen’s global operations and the Company’s existing assets in North and Central America.

In Canada, through this acquisition, we hold 100% of the interests in the Long Lake project and partial interests in several other projects. The Long Lake project is in the production stage. We also hold interests in Syncrude oil sands project, which has been producing for over 34 years. We have also entered into the Horn River and Liard Basins through this acquisition. Horn River Basin, with a total of 300,000 acres, is one of the regions in North America with the high quality shale gas, and with great potential for development.

In the Gulf of Mexico in the U.S., we own more than 200 exploration blocks with more than 100 exploration targets, containing considerable exploration potential.

In the United Kingdom, we entered into the North Sea for the first time and acquired a portfolio consisting of producing, development and exploration assets, mainly including: 43.2% interest in Buzzard oilfield, which enables us to become the second largest producer in the North Sea, and 36.5% interests in Golden Eagle block.

In Nigeria, we own 20% interests in each of Usan and Usan West offshore oilfields as well as several other discoveries and exploration targets.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales price and average production cost (excluding ad valorem and severance taxes) in the years of 2010, 2011 and 2012.

	Net Production			Average Sales Price		Average Production Cost
	Total	Oil	Gas	Oil	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/Mmcf)	(US$/ BOE)
2012
Offshore China
Bohai	432,285	411,642	123.9	—	—	—
Western South China Sea	135,007	72,672	364.1	—	—	—
Eastern South China Sea	155,070	130,266	148.8	—	—	—
East China Sea	4,925	542	26.3	—	—	—
Subtotal	727,287	615,122	663.1	111.71	6,019	9.28
Overseas
Asia	43,752	14,883	157.8	112.38	7,752	23.58
Oceania	24,628	4,846	101.1	99.73	3,171	9.26
Africa	56,998	56,998	—	111.39	—	9.41
North America	36,183	27,896	49.7	82.83	1,426	23.80
Subtotal	161,561	104,623	308.6	103.38	5,232	16.45
Total	888,848	719,745	971.7	110.48	5,769	10.58
Equity method investees	46,767	23,020	138.0	—	—	—

2011
Offshore China
Bohai	426,190	405,682	123.0	—	—	—
Western South China Sea	138,712	72,006	390.4	—	—	—
Eastern South China Sea	146,864	120,563	157.8	—	—	—
East China Sea	3,453	339	18.7	—	—	—
Subtotal	715,219	598,590	689.9	109.59	5,305	8.50
Overseas
Asia	53,872	17,427	218.7	115.09	5,647	19.91
Oceania	25,195	5,382	101.1	104.58	3,230	8.48
Africa	56,348	56,348	—	111.74	—	8.03
North America	9,096	4,836	25.6	93.46	4,481	15.78
Subtotal	144,511	83,993	345.3	110.86	4,850	12.98
Total	859,730	682,582	1,035.2	109.75	5,153	9.25
Equity method investees	49,270	25,704	136.5	—	—	—

2010(1)
Offshore China
Bohai	429,008	408,946	120.4	—	—	—
Western South China Sea	145,274	84,116	354.0	—	—	—
Eastern South China Sea	144,712	121,454	139.5	—	—	—
East China Sea	972	53	5.5	—	—	—
Subtotal	719,966	614,569	619.4	77.74	4,963	6.77
Overseas
Asia	58,421	20,892	225.2	79.53	3,790	17.17
Oceania	27,217	6,210	107.0	77.65	3,252	7.17
Africa	62,609	62,609	—	79.05	—	6.51
North America	709	709	—	85.32	—	20.23
Subtotal	148,956	90,419	332.2	79.06	3,614	10.91
Total	868,922	704,988	951.6	77.93	4,494	7.47
Equity method investees	34,010	17,097	98.4	—	—	—

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2010, 2011 and 2012.

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2012
Offshore China
Independent
Bohai	50	35	15	101	101	—
Western South China Sea	24	9	15	29	29	—
Eastern South China Sea	15	4	11	20	19	1
East China Sea	7	5	2	—	—	—
Subtotal	96	53	43	150	149	1
PSCs
Bohai	—	—	—	25	25	—
Western South China Sea	3	1	2	—	—	—
Eastern South China Sea	—	—	—	11	11.3	—
East China Sea	—	—	—	2	2	—
Subtotal	3	1	2	38	38	—
Overseas
Asia	8.2	3.4	4.8	14.5	14.5	—
Oceania	—	—	—	—	—	—
Africa	7.4	5.8	1.6	0.9	0.9	—
North America	60.9	60.7	0.2	127.3	127.3	—
Subtotal	76.5	69.6	6.6	142.7	142.7	—

2011
Offshore China
Independent
Bohai	39	21	18	106	106	—
Western South China Sea	24	13	11	8	8	—
Eastern South China Sea	14	4	10	19	19	—
East China Sea	5	5	—	—	—	—
Subtotal	82	43	39	133	133	—
PSCs
Bohai	3	3	—	72	72	—
Western South China Sea	0.5	0.5	—	1.0	1.0	—
Eastern South China Sea	2	2	—	4.5	4.5	—
East China Sea	2.5	2.5	—	2.5	2.5	—
Subtotal	8.0	8.0	—	79.5	79.5	—
Overseas
Asia	5.0	3.7	1.3	10.0	10.0	—
Oceania	—	—	—	—	—	—
Africa	—	—	—	1.8	1.8	—
North America	0.3	0.2	0.1	145.0	145.0	—
Subtotal	5.3	3.9	1.4	156.8	156.8	—
2010
Offshore China
Independent
Bohai	30	24	6	177	177	—
Western South China Sea	31	14	17	18	18	—
Eastern South China Sea	13	10	3	15	15	—
East China Sea	7	4	3	—	—	—
Subtotal	81	52	29	210	210	—
PSCs
Bohai	—	—	—	93	93	—
Western South China Sea	—	—	—	3	3	—
Eastern South China Sea	—	—	—	12	12	—
East China Sea	—	—	—	3	3	—
Subtotal	—	—	—	110	110	—
Overseas
Asia	0.9	—	0.9	12	12	—
Oceania	—	—	—	—	—	—
Africa	1.4	—	1.4	2	2	—
North America	—	—	—	—	—	—
South America	—	—	—	—	—	—
Subtotal	2.3	—	2.3	14	14	—

Present Activities

The following tables set forth our present activities as of December 31, 2012.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai	13	13	392	349
Western South China Sea	8	8	23	23
Eastern South China Sea	6	5	—	—
East China Sea	7	3	—	—
Subtotal	34	29	415	372
Overseas
Asia	5	3.2	41	26.9
Oceania	—	—	—	—
Africa	2	0.7	1	0.5
North America	137	42.9	—	—
Subtotal	144	46.8	42	27.4

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2012.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai	1,611	1,377.4	29	29	2,296	2,296	43,068	43,068
Western South China Sea	197	184.2	72	61.7	1,705	1,705	73,388	73,388
Eastern South China Sea	286	232.3	16	12.6	1,686	1,686	55,424	55,424
East China Sea	13	3.9	30	12.4	—	—	85,413	85,413
Subtotal	2,107	1,797.9	147	115.6	5,687	5,687	257,292	257,292
Overseas
Asia	599	351.3	23	7.8	18,596	7,429	61,986	52,843
Oceania	—	—	48	2.5	3,950	209	28,111	19,678
Africa	20	9	—	—	1,295	583	40,908	12,434
North America	845	250.1	4	0.5	335	76	13,593	5,073
Subtotal	1,464	610.4	75	10.8	24,176	8,297	144,598	90,028
Total	3,571	2,408	222	126	29,863	13,984	401,890	347,320

The gross acreage disclosed above includes the total number of acres in major blocks that we own an interest. The net acreage includes our wholly owned interests and the sum of our fractional interests in gross acreage.

Delivery Commitment

We have certain delivery commitments under the take-or-pay contracts for sales of natural gas. In 2012, the annual sales from our largest gas contract contributed to only approximately 0.4% of our total oil and gas sales. Moreover, total revenues from gas sales account for approximately 5.2% of our total revenues in 2012. Therefore, we believe that we did not have any material delivery commitment as of the end of 2012.

Sales and Marketing

Sales of Crude Oil

The Company sells its crude oil produced in offshore China to the PRC market through CNOOC China Limited, its wholly owned subsidiary. The Company sells its crude oil produced overseas to international and domestic markets through China Offshore Oil (Singapore) International Pte Ltd, also its wholly owned subsidiary.

The Company’s crude oil sale prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay Renminbi. The Company currently sells three types of crude oil in China, namely, heavy crude, medium crude and light crude, which are benchmarked by Duri, Daqing, and Tapis, respectively. The Company’s major customers in China are Sinopec, PetroChina and CNOOC.

In 2012, the sluggish growth in the global economy, in particular the economic downturn in developed countries, put a halt to the growth of demand for energy. On the other hand, the U.S. Cushing crude oil inventory has continued to increase due to the increases in net proved reserves and production in the U.S. together with the glitches on transportation pipelines network, thus putting pressure on WTI oil price. Since Asia maintained a strong demand for crude oil, product oil and fuel oil, the realized price for mid to heavy benchmark crude oil in the Far East was rather high, approaching the price level of Brent crude oil.

Capturing the opportunities of strong demand for crude oil in China and the higher benchmark oil prices in the Far East, the Company has been closely monitoring market movements and striving to meet customer demand and realized relatively high oil price.

In 2012, the Company’s average realized oil price was US$110.48/barrel, representing an increase of 0.7% year over year.

 The table below sets forth the sales and marketing volumes in offshore China for each of these types of crude oil for the periods indicated.

	Year ended December 31,
		2010	2011	2012
Sales and Marketing Volumes (mmbbls)(1)	Benchmark Prices
Light Crude	APPI(2) Tapis(3)	11.3	12.4	14.1
Medium Crude	Daqing OSP(4)	121.8	114.4	120.2
Heavy Crude	ICP Duri(5)	148.6	136.6	123.5

(1)	Includes the sales volumes of us and our foreign partners under production sharing contracts.
(2)	Asia Petroleum Price Index.
(3)	Tapis is a light crude oil produced in Malaysia.
(4)	Daqing official selling price. Daqing is a medium crude oil produced in northeast China.
(5)	Duri is a heavy crude oil produced in Indonesia. The Indonesian crude price (“ICP”) Duri has been the sole benchmark price for heavy crude since 2006.

Sales of Natural Gas

The Company’s natural gas sale prices are determined by the Company’s negotiations with its customers. The Company’s natural gas sales agreements are generally long-term contracts, which normally provide a periodic price adjustment mechanism. The Company’s natural gas customers are primarily located on the south-eastern coast of China, including Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, and China BlueChemical Ltd.

The LNG sourced by the Company from the North West Shelf Project in Australia and the Tangguh LNG Project in Indonesia is mainly based on long-term supply contracts and is sold to various customers in the Asia-Pacific region, including LNG Terminals in Guangdong Dapeng and Fujian Putian, China.

In 2012, the Company’s average realized gas price was US$5.77/mcf, representing a 12.0% increase over the previous year, primarily due to: (i) the Company negotiated with major customers and increased the sales price after the Chinese government raised the onshore natural gas prices; (ii) higher price for natural gas from oil and gas fields that have commenced production recently; and (iii) higher sales price for certain production of Tangguh LNG in Indonesia in the spot market.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2010	2011	2012
Average Realized Prices
Crude Oil (US$/bbl)	77.93	109.75	110.48
Natural Gas (US$/mcf)	4.49	5.15	5.77
West Texas Intermediate (US$/bbl)	79.49	95.08	94.10

The international benchmark crude oil price, West Texas Intermediate, was US$91.82 per barrel as of December 31, 2012 and US$97.23 per barrel as of March 28, 2013.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2010(1)	2011	2012
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	133,631	185,671	184,619
Revenues sourced outside the PRC	46,405	55,273	63,008
Total revenues	180,036	240,944	247,627
% of revenues sourced outside the PRC	25.8%	22.9%	25.4%

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

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

Research and Development

In 2012, the Company continued to focus on the R&D of offshore oil and gas exploration, development and engineering construction to secure stable growth in reserves and production. Certain research findings have applied to operations and have generated positive results. One of the exploration research findings was honored with the Second-Class National Technological Progress Award of China in 2012.

Major Scientific Project Development

With a view to strengthen key technologies and to proactively develop technologies for the Company’s sustainable development in the mid to long term, the Company has established a number of major projects in 2012, primarily including new areas and technologies for offshore oil exploration, efficient development and enhanced oil recovery of offshore oilfield, deepwater oilfield development projects, and exploration technology for oil and gas fields with low porosity and low permeability.

In addition, the Company has completed its research for all of the six major research projects, including the “deepwater high-precision seismic exploration technology”, which have obtained the approval and acceptance from China’s expert team.

Innovative Development of Key Technologies

To provide strong technical support for new discoveries of oil and gas reserves and to maintain oil and gas production, the Company has enhanced its efforts in the research and application of exploration development technology in 2012. Our research breakthroughs, including technologies involving the exploration of oil and gas fields with low porosity and low permeability and the recovery of heavy oil in complex thermal fluid, have been utilized in the exploration and development of oil and gas fields, and generated satisfactory results.

In the meantime, the research findings of the “deepwater high-precision seismic exploration technology” have been applied in the exploration and development activities in South China Sea. This marks our success in research in relation to offshore high-precision seismic data acquisition and processing technologies.

Health, Safety and Environmental Protection, or HSE

As an offshore exploration and production company, we face significant operational risks and always emphasize on HSE. The Company promotes the philosophy and culture of HSE among its employees. The Company strives to establish a comprehensive management system to improve employees’ awareness of HSE during operations and to strengthen their risk identification and risk management skills.

In 2012, as the Company was rapidly developing its deepwater and overseas businesses, the scope of management in health, safety and environmental protection also expanded accordingly, and the Company faced greater challenges. For this reason, the Company continued to improve the environmental protection management system, promote intrinsic safety management and strengthen inspection and training, ensuring overall stability in health, safety and environmental protection performance. In 2012, the Company met its objectives related to annual health, safety and environmental protection. In production activities, the health, safety and environmental protection system was effectively implemented. There was no accident causing critical casualties throughout the year, and neither was there any liability claims for losses of over RMB1 million.

At the same time, we strictly comply with the regulatory requirements imposed by the governmental authorities, and carry out risk identification and targeted prevention works. Our efforts have been recognized by the governmental authorities.

For health, safety and environmental protection information system protection, the Company utilized the environmental management information system to successfully track pollutants in 2012, and adopted categorized management in the risk identification system.

In 2012, the Company’s headquarters started to develop an emergency management system to track typhoons, and proactively gave warnings of 14 typhoons, which helped to respond to 12 typhoons that affected our operations. Such well-planned preparation contributed to eventual zero casualties.

In 2012, there was no accident causing critical casualties. The Company’s Occupational Safety and Health Administration (“OSHA”) statistics were maintained at a good level, and the Company’s performance continued to improve.

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

As of December 31, 2012, we paid an annual insurance premium of approximately US$93 million and US$70 million for operational insurance and all risk construction insurance, respectively, to maintain our insurance coverage.  We believe that our level of insurance is adequate and customary for the PRC petroleum industry and international practices.  However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs.  See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Extreme weather conditions may have a material adverse impact on us and could result in losses that are not covered by insurance.”

We have purchased a number of insurance policies with varying policy limits to meet our risk management requirements and cover our potential liabilities in the event that any of our rigs is involved in an explosion or similar event at any of our offshore locations.  The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions.  The coverage under operational insurance policies and construction insurance policies are subject to policy limits of US$18.9 billion in aggregate and US$3.2 billion in aggregate, respectively. The coverage under operator’s extra-expense and third-party liabilities insurance policies are mainly subject to policy limits of US$20 million to US$200 million for each and every occurrence. The deductible for each insurance policy mainly ranges from US$2 million to US$5 million for different types of insurance policies.

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

In addition, we currently have seven oil spill emergency response bases, to which we have contributed land and funds for construction, separately located in seven cities in the PRC, namely Suizhong, Tanggu, Longkou, Huizhou, Shenzhen, Zhuhai and Weizhou. All the oil spill emergency response bases are close to our workplaces of operations, and in the event of any oil spill, explosion or other similar events, they would react promptly and assist us in coping with such accidents effectively. We have developed and established a “four-in-one” emergency management system to support our worldwide business,  which includes a crisis management plan, an emergency commanding system, an emergency information system and an emergency rescue team. Through constant trainings and exercises, we have comprehensively enhanced our ability to defend risks, minimize the impact of emergency events and maintain our sustainable development.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2010(1)		2011		2012
	Rmb in millions	%	Rmb in millions	%	Rmb in millions	%
Exploration and production	165,166	91.7	211,082	87.6	210,706	85.1
Trading businesses	32,446	18.0	50,469	20.9	50,771	20.5
Unallocated and elimination	(17,576)	(9.7)	(20,607)	(8.6)	(13,850)	(5.6)
Total operating revenues	180,036	100.0	240,944	100.0	247,627	100.0

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

We are mainly engaged in the exploration, development, production and sales of crude oil and natural gas primarily in offshore China.  For the year ended December 31, 2012, approximately 74.6% of our total revenue was sourced in the PRC.  Our overseas activities are mainly conducted in Indonesia, Myanmar, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, United Kingdom and other countries.

Regulatory Framework in the PRC

Government Control

All of China’s petroleum resources are owned by the PRC state. The PRC government exercises regulatory control over oil exploration and production activities in China.  We are required to obtain various governmental approvals, including those from the Ministry of Land and Resources, the State Oceanic Administration, the National Development and Reform Commission and the Ministry of Commerce before we are permitted to conduct production activities.  Our sales are coordinated by the National Development and Reform Commission.  For independent operations and joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including permit for exploration blocks, approval of a reserve report, the PSCs between CNOOC and the foreign enterprises, environmental impact report submitted through CNOOC, overall development plan, and extraction permit.

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

•
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived from oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011, which replaced the royalties for oil and gas fields except for those under production sharing contracts signed before November 1, 2011;

•
Mineral resource compensation at the temporary rate of 1% (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011;

•	export tariffs at the rate of 5% on the export value of petroleum oil;

•	business tax at the rates of 3% to 5% or value-added tax at the rate of 6% on other income;

•	city construction tax at the rates of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

•	educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

•	local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

We calculate our deferred tax to account for the temporary differences between our tax base, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting base, which is prepared in accordance with applicable financial reporting requirements.  The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling.  As of December 31, 2010, 2011 and 2012, we had Rmb 6,841 million, Rmb 5,488 million and Rmb 3,363 million  (US$539 million) respectively, in net deferred tax liabilities. See note 12 to our consolidated financial statements included elsewhere in this annual report.

Royalty

Royalties paid to the PRC government are based on our gross production from both independent operations and oil and gas fields under PSCs.  The amount of the royalties varies up to 12.5% based on the annual production of the relevant property.  The PRC government has provided us, among other companies, with a royalty exemption in each field for up to one million tons, or approximately seven million BOE, per year for our crude oil production and for up to 2 billion cubic meters (approximately 70.6 billion cubic feet or 11.8 million BOE) per year for our natural gas production.  The limits in these exemptions apply to our total production from both independent properties and properties under PSCs.

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

Special Oil Gain Levy

In March 2006, the PRC government imposed a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales of locally produced crude oil by an oil exploration and production company at a price which exceeds US$40 per barrel.  In December 2011, the PRC government increased the threshold of the special oil gain levy from US$40 per barrel to US$55 per barrel, with effect from November 1, 2011. The special oil gain levy is collected on a quarterly basis. For the years ended December 31, 2010, 2011 and 2012 we incurred approximately Rmb 17.7 billion, Rmb 32.0 billion and Rmb 26.3 billion (US$4.22 billion) for the Special Oil Gain Levy.  As international oil prices, the exchange rate of Renminbi and our crude oil production fluctuate, we cannot ascertain the full impact of the Special Oil Gain Levy going forward.

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

When exploitation operations in offshore China are conducted through a PSC, the operator of the oil or gas field must submit a detailed evaluation report and an overall development program to a joint management committee established under the PSC upon the discovery of commercially viable oil and gas reserves. The program must be subsequently confirmed by CNOOC and approved by the PRC government before the parties to the PSC begin the commercial development of the oil and gas field.

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

Terms of PSCs

Term of Length. PSCs typically last for 30 years: (1) the exploration period is generally divided into three phases, with three years, two years and two years, respectively. During the exploration period, exploratory and appraisal work is conducted in order to discover petroleum and to enable the parties to determine the commercial viability of any petroleum discovery; (2) the development period begins when the relevant PRC regulatory authorities have approved the overall development program and ends when the design, construction, installation, drilling and related research work for the realization of petroleum production as planned have been completed; and (3) the production period begins when commercial production commences and usually lasts for 15 years.

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

We calculate and pay oil and gas production tax and royalty (or resource tax) to the PRC government on a monthly basis and make adjustments for any overpayment or underpayment at the end of the year. The foreign partners have the right to either take possession of their allocable remainder oil for sale in the international market, or sell such crude oil to us in the PRC market.

Management and Operator. A party will be designated as the operator to undertake the execution of the petroleum operations which includes preparing work programs and budgets, procuring equipment and materials relating to operations, establishing insurance programs, and issuing cash-call notices to the parties to the PSC to raise funds.

A joint management committee will be set up to perform supervisory functions. Each of us and the foreign partners has the right to appoint an equal number of representatives to form the joint management committee. We designate the chairman of the committee and the foreign partners as a group designate the vice chairman.  The joint management committee has the authority to make decisions on matters including reviewing and approving operational and budgetary plans, determining the commercial viability of each petroleum discovery, reviewing and adopting the overall development program; and approving significant procurements and expenditures as well as insurance coverage.

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

Regulatory Framework in Overseas

We are subject to other fiscal regimes in the foreign countries and regions where we conduct operations, including Indonesia, Myanmar, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, United Kingdom and certain other countries. See “Item 4—Information on the Company—Business Overview—Overseas.”

In countries including Indonesia, Nigeria, Trinidad and Tobago and certain other countries, we conduct our operations through PSCs.  For example, the OML130 block in Nigeria involves a production sharing arrangement.  We and the other partners to overseas PSCs are required to bear all exploration, development and operating costs according to our respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

Our net interest in the PSCs overseas consists of our participating interest in the properties covered under the relevant PSCs, less oil and gas distributed to the local government and/or the domestic market obligation, as applicable.

In Australia, the U.S., Canada, Argentina and certain other countries, we conduct our operations through exploration and production permits, licenses or leases. We, as one of the title owners under these permits, licenses or leases, are required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the landowner, in most of cases in the form of royalty, severance tax and other payments, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs are deductible for the purpose of income tax calculation in accordance with local tax regulations.

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

The PRC environmental laws require offshore petroleum developers to pay abandonment costs.  Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2010, 2011 and 2012 of approximately Rmb15,825.3 million,  Rmb24,964.3 million and Rmb29,406.0 million (US$ 4,720.0 million), respectively.

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

Employees and Employee Benefits

During the years ended December 31, 2010, 2011 and 2012, we employed 4,650 persons, 5,377 persons and 10,063 persons, respectively.  Of the 10,063 employees we employed as of December 31, 2012, approximately 74.9% were involved in oil exploration, development and production activities, approximately 5.5% were involved in accounts and finance work and the remainder were senior management, coordinators of PSCs, safety and environmental supervisors and others. Workers for the operation of the oil and gas fields, maintenance personnel and ancillary service workers are hired on a contract basis.

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

As of December 31, 2012, our Indonesian subsidiaries employed 799 employees, including 36 expatriates. We provide benefits to expatriates that we believe to be in line with customary international practices.  Our local staffs in Indonesia enjoy welfare benefits mandated by Indonesian labor laws.

For further details regarding retirement benefits, see note 31 to our consolidated financial statements included elsewhere in this annual report.

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations.  We devote significant resources to train our employees.  During 2012, we held approximately 6,000 training workshops, which were attended by approximately over 75,000 person-times of participants.  To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market.  In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

C.	ORGANIZATIONAL STRUCTURE

CNOOC indirectly owned or controlled an aggregate of approximately 64.45% of our shares as of March 28, 2013.  Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association.  Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly-held subsidiaries as of March 28, 2013 and notes our significant indirectly-held subsidiaries.

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
(5)
Includes CNOOC Finance (2003) Limited, CNOOC Finance (2011) Limited and CNOOC Finance (2012) Limited, all of which are our financing vehicles. These finance companies are our wholly owned subsidiaries with our company as their sole corporate director.

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

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

		Year ended December 31,
	2010(1)	2011	2012
Average net realized prices:
Crude oil (US$ per bbl)	77.93	109.75	110.48
Natural gas (US$ per mcf)	4.49	5.15	5.77

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

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

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated.

		Year ended December 31,
	2010	2011	2012
Net production of crude oil (bbl/day) (1)	722,086	708,286	742,765
Net production of natural gas (mmcf/day) (1)	1,050.1	1,171.7	1,109.7

(1) Including our interest in equity method investees.

For a description of other factors affecting our results of operations, see “Item 3—Key Information—Risk Factors.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS issued by the IASB, HKFRS issued by the HKICPA, and accounting principles generally accepted in Hong Kong. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of our assets and liabilities, the disclosure of our contingent assets and liabilities as of the date of our financial statements, if any, and the reported amounts of our revenues and expenses during the periods reported.  Management makes these estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  We believe that the following significant accounting policies may involve a higher degree of judgment in the preparation of our consolidated financial statements. For additional discussion of our significant accounting policies, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Oil and Gas Properties

For oil and gas exploration, we have adopted the successful efforts method of accounting.  As a result, we capitalize initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognized as exploration expenses based on exploratory experience and management judgment which includes, but is not limited to, that any dry hole has been drilled on the property; that the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; and that the period during which we have the right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed. Upon discovery of commercial reserves, we transfer acquisition costs to proved properties and capitalize the costs of drilling and equipping successful exploratory wells, all development expenditure on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs.

The costs incurred in installing enhanced recovery facilities are capitalized together with the development costs of the relevant oil and gas properties.  We treat the costs of unsuccessful exploratory wells and all other exploration costs as expenses when incurred.  Productive oil and gas properties and other tangible and intangible costs of producing properties are depreciated using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the provision of depreciation, depletion and amortization. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortized based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis.  Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives.  Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.  We amortize capitalized acquisition costs of proved properties by the unit-of-production method on a property-by-property basis based on the total estimated proved reserves.

We recognized the amount of the estimated cost of dismantlement discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. We included the unwinding of the discount on the dismantlement provision as a finance cost.

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

Pursuant to the oil and gas reserve estimation requirements under US SEC rules, the Company uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

Impairment of Non-Financial Assets other than Goodwill

We make an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased.  In any event, we would make an estimate of the asset’s recoverable amount, which is calculated as the higher of the asset’s value in use or its fair value less costs to sell.  We recognize an impairment loss only if the carrying amount of an asset exceeds its recoverable amount.  We charge an impairment loss to the consolidated statement of comprehensive income in the period in which it arises. A reversal of an impairment loss is credited to  the consolidated statement of comprehensive income in the period in which it arises.

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

The acquisition of Nexen was completed in February 2013. Due to the timing of the transaction, the Company is still assessing the allocation of fair values of the assets acquired and liabilities assumed. The Company has not yet been able to analyse all books and records of Nexen, and therefore the initial accounting for the business combination is still incomplete. Accordingly, certain disclosures in relation to the business combination as at the date of the acquisition, such as fair values of assets acquired and liabilities assumed, goodwill recognised (if any) and acquisition-related costs, have not been presented in the consolidated financial statements included elsewhere in this annual report.

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

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2010(1)		2011		2012
	(Rmb in millions, except percentages, production data and prices)
Revenues:
Oil and gas sales:
Crude oil	135,558	75.3%	176,703	73.3%	181,825	73.4%
Natural gas	10,576	5.9%	12,576	5.2%	12,949	5.2%
Total oil and gas sales	146,134	81.2%	189,279	78.6%	194,774	78.7%

Marketing revenues	32,446	18.0%	50,469	20.9%	50,771	20.5%
Other income	1,456	0.8%	1,196	0.5%	2,082	0.8%
Total revenues	180,036	100.0%	240,944	100.0%	247,627	100.0%

Net production (million BOE) (2):
Crude oil	263.6	80.0%	258.5	77.9%	271.9	79.4%
Natural gas	66.0	20.0%	73.3	22.1%	70.6	20.6%
Total net production	329.6	100.0%	331.8	100.0%	342.4	100.0%
Average net realized prices:
Crude oil (US$ per bbl)	77.93		109.75		110.48
Natural Gas (US$ per mcf)	4.49		5.15		5.77

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

(2)	Including our interest in equity method investees.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated statement of comprehensive income as a percentage of total revenues:

	Year ended December 31,
	2010(1)	2011	2012
Operating Revenues:
Oil and gas sales	81.2%	78.6%	78.7%
Marketing revenues	18.0%	20.9%	20.5%
Other income	0.8%	0.5%	0.8%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(8.7)%	(7.6)%	(8.7)%
Taxes other than income tax	(3.9)%	(4.3)%	(6.3)%
Exploration expenses	(3.0)%	(2.2)%	(3.7)%
Depreciation, depletion and amortization	(14.9)%	(12.7)%	(13.3)%
Special oil gain levy	(9.8)%	(13.3)%	(10.6)%
Impairment and provision	0.0%	0.0%	0.0%
Crude oil and product purchases	(17.9)%	(20.9)%	(20.4)%
Selling and administrative expenses	(1.7)%	(1.2)%	(1.4)%
Others	(0.5)%	(0.3)%	(0.5)%
	(60.5)%	(62.4)%	(64.8)%

Interest income	0.3%	0.5%	0.4%
Finance costs	(0.6)%	(0.7)%	(0.6)%
Exchange gain, net	0.6%	0.3%	0.1%
Investment income	0.2%	0.8%	1.0%
Share of profits of associates	0.1%	0.1%	0.1%
Share of profits/(losses) of a joint venture	0.1%	0.1%	(0.1)%
Non-operating income/(expenses), net	0.1%	(0.2)%	0.4%
Profit before tax	40.3%	38.4%	36.4%
Income tax expense	(10.1)%	(9.3)%	(10.7)%
Profit for the year	30.2%	29.2%	25.7%

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

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

Unconsolidated Investees

Our share of the oil and gas sales of unconsolidated investees is not included in our revenues, but our share of the profits or losses of these investees is included as part of our share of profits or losses of associates and a joint venture as shown in our consolidated statements of comprehensive income.

2012 versus 2011

Consolidated net profit

Our consolidated net profit decreased 9.3% to Rmb 63,691 million (US$10,223.1 million) in 2012 from Rmb 70,255 million in 2011. Benefitting from the stable growth in production, oil and gas sales increased continuously in 2012. However, due to the increased investments in exploration and the increased workload on maintenance, workover and well stimulation, the increased proportion of shale oil and gas and oil sands projects with relatively higher costs, as well as the full utilisation of investment tax credits applicable to Nigeria OML130 project in 2011, our net profit decreased compared with last year.

Revenues

Our oil and gas sales, realized prices and sales volume in 2012 are as follows:

	2012	2011	Change	Change (%)

Oil and gas sales (Rmb million)	194,774	189,279	5,495	2.9%
Crude oil	181,825	176,703	5,122	2.9%
Natural gas	12,949	12,576	373	3.0%
Sales volume (million BOE)	322.6	314.0	8.6	2.7%
Crude oil (million barrels)	260.8	249.3	11.5	4.6%
Natural gas (bcf)	356	378	(22)	(5.8%)
Realized prices
Crude oil (US$/barrel)	110.48	109.75	0.73	0.7%
Natural gas (US$/mcf)	5.77	5.15	0.62	12.0%
Net production (million BOE)	342.4	331.8	10.6	3.2%
China	267.0	261.9	5.1	1.9%
Overseas	75.4	69.9	5.5	7.9%

The increase of our oil sales was primarily due to the significant increase of production in North American shale oil and gas projects and the production from the acquired oil sands project in Canada at the end of 2011.

The increase of our gas sales was primarily due to the commencement of production of Yacheng 13-4 in offshore China and the increase in realized overseas gas prices as a result of our increased gas sales in the spot market by capturing the opportunities from the increase of spot market gas prices in Southeast Asia.

In 2012, our oil and gas net production was 342.4 million BOE (including our interest in equity-accounted investees), of which offshore China and overseas operations contributed 267.0 million BOE and 75.4 million BOE, respectively. The overseas production accounted for 22.0% of our total net production in 2012, compared with 21.1% in 2011.

Operating expenses

Our operating expenses increased 17.4% to Rmb 21,445 million (US$3,442.2 million) in 2012 from Rmb 18,264 million in 2011. Operating expenses per BOE increased 13.3% to Rmb 65.9 (US$10.58)

per BOE in 2012 from Rmb 58.2 per BOE in 2011. Operating expenses per BOE offshore China increased 8.1% to Rmb 57.8 (US$9.28) per BOE in 2012 from Rmb 53.5 per BOE in 2011, mainly attributable to the increased workload on maintenance, workover and well stimulation. Overseas operating expenses per BOE increased 25.4% to Rmb 102.5 (US$16.45) per BOE in 2012 from Rmb 81.7 per BOE in 2011. These increases were primarily contributed by the increased production proportion from oil sands in Canada, which has higher operating cost than conventional projects, and the commencement of production of Iraq technical service contract.

Taxes other than income tax

Our taxes other than income tax increased 51.3% to Rmb 15,632 million (US$2,509.1 million) in 2012 from Rmb10,332 million in 2011, primarily as a result of payment of resource tax for operations in offshore China since November 2011.

Exploration expenses

Our exploration expenses increased 73.3% to Rmb 9,043 million (US$1,451.5 million) in 2012 from Rmb 5,220 million in 2011, primarily as a result of our continuously enhancing exploratory activities in offshore China. In 2012, we acquired 16,100 km2 2D seismic data and 26,700 km2 3D seismic data offshore China, among which the collection of 3D seismic data represented an increase of 3,300 km2 from 2011. Our continuing efforts in exploration has led to a series of important reserves discoveries and upgrade. In addition, our investment in drilling also increased continuously. Our independent exploration activities consisted of 96 exploration wells, increased by 17.1% from 82 exploration wells. Dry hole expenses increased 101.4% to Rmb 3,999 million (US$ 641.9  million) in 2012 from Rmb 1,986 million in 2011, including costs of some uncertain wells those were capitalized previously and written off according to appraisal result this year. In addition, due to the unfavorable exploration drilling results, some of the unproved properties of shale oil and gas project located in North America were written off in 2012, which also contributed to the increase of exploration expenses.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 7.8% to Rmb 32,903 million (US$5,281.3 million) in 2012 from Rmb 30,521 million in 2011. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 5.9% to Rmb 92.1 (US$14.78) per BOE in 2012 from Rmb 86.9 per BOE in 2011. These increases were mainly attributable to the increased production proportion from shale oil and gas and oil sands projects overseas, which have higher depreciation per BOE.

The dismantlement-related depreciation, depletion and amortization costs decreased 9.6% to Rmb 2,946 million (US$ 472.9 million) in 2012 from Rmb 3,258 million in 2011. Our average dismantling costs per BOE decreased 12.8% to Rmb 9.06 (US$1.45) per BOE in 2012 from Rmb 10.38 per BOE in 2011. The main reason for these decreases was because, according to the latest estimated dismantlement scheme in 2012, the Company adjusted the dismantlement obligations of some oil and gas fields in offshore China.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 17.8% to Rmb 26,293million (US$4,220.3 million) in 2012 from Rmb 31,982 million in 2011, primarily benefiting from the PRC government’s increase in the levy threshold from US$40 to US$55 (effective from November 2011).

Selling and administrative expenses

Our selling and administrative expenses increased 18.3% to Rmb 3,377 million (US$542.0 million) in 2012 from Rmb 2,854 million in 2011. Our selling and administrative expenses per BOE increased 14.1% to Rmb 10.38 (US$1.67) per BOE in 2012 from Rmb 9.10 per BOE in 2011. These increases were primarily due to the continuous increase in technical research expenses, which was in accordance with the Company’s strategy of leading future development through technology innovation in the Company’s blueprint of “A New Leap Forward”.

Finance costs/Interest income

Our finance costs decreased 6.1% to Rmb 1,603 million (US$257.3 million) in 2012 from Rmb 1,707 million in 2011, primarily due to the interest and fees paid by the Company upon the early redemption of the first lien notes of Canada oil sand project in 2011. Our interest income decreased 16.2% to Rmb 1,002 million (US$160.8 million) in 2012 from Rmb 1,196 million in 2011, mainly as a result of less interest earned from the narrowed scale of banking deposits in 2012 and the decreased effective interest rates to increase liquidity for preparation of the closing of the acquisition project of Nexen.

Exchange gains, net

Our net exchange gains decreased 43.6% to Rmb 359 million (US$57.6  million) in 2012 from Rmb 637 million in 2011, primarily as a result of the reduced exchange gain of Renminbi/US dollars and Renminbi/HK dollars, partially offset by the exchange gain of Canadian/US dollars during 2012.

Investment income

Our investment income increased 30.9% to Rmb 2,392 million (US$383.9 million) in 2012 from Rmb 1,828 million in 2011, primarily attributable to the increase in investments on corporate wealth management products and the optimization of investment portfolios under the condition that the products and portfolios are of good liquidity and low risk.

Share of profits/(losses) of associates/a joint venture

Due to changes in local preferential tax policy applicable to our joint venture, our share of losses of associates/a joint venture was Rmb 27 million (US$4.3 million) in 2012, while in 2011, we shared a profit of Rmb 567 million.

Income tax expense

Our income tax expense increased 18.7% to Rmb 26,481 million (US$4,250.5 million) in 2012 from Rmb 22,310 million in 2011, and the effective tax rate increased to 29.4% in 2012 from 24.1% in 2011, The increase in effective tax rate was mainly attributable to the full utilisation of investment tax credits applicable to Nigeria OML130 project in 2011.

2011 versus 2010

Consolidated net profit

Our consolidated net profit increased 29.1% to Rmb 70,255 million in 2011 from Rmb 54,410 million in 2010. The primary driving factor for the profit increase was higher realized prices. However, this positive factor was partially offset by higher special oil gain levy, higher income tax payments due to higher realized prices, and higher operating expenses and depreciation.

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

In 2011, our net marketing profit, which is marketing revenues less costs of purchases, decreased 22.9% to Rmb 162 million from Rmb 210 million in 2010, mainly because we had no trading activities in Indonesia in 2011 as the gas production in Indonesia already met the need for the year. Our realized marketing profit margin, which is our marketing profit calculated as a percentage of marketing revenues, decreased from 0.7% in 2010 to 0.3% in 2011, primarily due to a lower profit margin of fixed premium trading, which was caused by the increase in sales volume when oil price was higher in 2011.

Operating expenses

Our operating expenses increased 16.7% to Rmb 18,264 million in 2011 from Rmb 15,647 million in 2010. Operating expenses per BOE increased 18.0% to Rmb 58.2 per BOE in 2011 from Rmb 49.3 per BOE in 2010. Operating expenses per BOE offshore China increased 19.7% to Rmb 53.5 per BOE in 2011 from Rmb 44.7 per BOE in 2010. These increases were mainly attributable to the increase in raw material prices and supplier service fees as well as the increased operation workload on workover. In addition, due to the extreme weather and other exceptional events, our HSE and maintenance costs also increased accordingly. Overseas operating expenses per BOE increased 13.6% to Rmb 81.7 per BOE in 2011 from Rmb 72.0 per BOE in 2010, primarily contributed by higher operating cost of newly acquired oil sands projects, increased prices of fuel and other resources in Southeast Asia, as well as increased repair cost and reduced production as a result of the equipment failure of OML130 AKPO oilfield.

Taxes other than income tax

Our taxes other than income tax increased 45.3% to Rmb 10,332 million in 2011 from Rmb 7,109 million in 2010, primarily as a result of increased tax payments due to the increase in higher realized oil and gas prices, as well as payment of resource tax for operations in offshore China since November 2011.

Exploration expenses

Our exploration expenses decreased 4.8% to Rmb 5,220 million in 2011 from Rmb 5,483 million in 2010, primarily as a result of our continuously enhancing exploratory activities including more wells being drilled and more seismic data being acquired. In 2011, we acquired 18,914 km2 2D seismic data, as well as 15,822 km2 3D seismic data, representing an increase of 4,935 km2 from 2010. Our continuing efforts in exploration have led to a series of important discoveries on reserves. In addition, the discovery rate maintained at a high level. Our independent exploration activities consisted of 82 exploration wells, relatively the same as in 2010. Dry hole expenses decreased 33.5% to Rmb 1,986 million in 2011 from Rmb 2,985 million in 2010.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 14.1% to Rmb 30,521 million in 2011 from Rmb 26,756 million in 2010. Our average depreciation, depletion and amortization per barrel, excluding the dismantlement-related depreciation, depletion and amortization, increased 9.8% to Rmb 86.9 per BOE in 2011 from Rmb 79.1 per BOE in 2010, mainly attributable to the commencement of production on new oil and gas fields as well as comprehensive adjustment projects in recent years, which were developed under the environment of increasing prices of raw materials and services over the past few years. Meanwhile, we conducted comprehensive inspections on production safety conditions of the oil and gas fields offshore China, increased preventive maintenance, and put off some workload on stabilization and improvement of production performance, which led to dynamic variations of the production of some oil and gas fields in offshore China and the resulting downward adjustment of related proved reserve estimates.

The dismantlement-related depreciation, depletion and amortization costs increased 96.0% to Rmb 3,258 million in 2011 from Rmb 1,662 million in 2010. Our average dismantling costs per barrel increased 98.1% to Rmb 10.38 per BOE in 2011 from Rmb 5.24 per BOE in 2010. The main reason for these increases was because, according to the PRC government’s filing requirement for domestic oil and gas fields abandonment schemes, the estimation methods for the abandonment of oil and gas fields were comprehensively adjusted in 2011, and projected service fees and raw material prices were raised further.

Special Oil Gain Levy

Our Special Oil Gain Levy increased 80.6% to Rmb 31,982 million in 2011 from Rmb 17,706 million in 2010, primarily as a result of our increased sales volume and higher realized oil prices in offshore China. Benefiting from the PRC government’s increase in the levy threshold from US$40 to US$55 (effective November 2011), our Special Oil Gain Levy is expected to decrease in the future.

Selling and administrative expenses

Our selling and administrative expenses decreased 6.1% to Rmb 2,854 million in 2011 from Rmb 3,039 million in 2010 mainly due to the decrease of commission expenses for acquisition projects. Our selling and administrative expenses per barrel decreased 5.1% to Rmb 9.10 per BOE in 2011 from Rmb 9.58 per BOE in 2010.

Finance costs/Interest income

Our finance costs increased 52.1% to Rmb 1,707 million in 2011 from Rmb 1,122 million in 2010, primarily due to the increase in unwinding of discount on provision for dismantlement in 2011. Our interest income increased 93.5% to Rmb 1,196 million in 2011 from Rmb 618 million in 2010, mainly as a result of more interest earned from the enlarged scale of banking deposits and the increased effective interest rates.

Exchange gains, net

Our net exchange gains decreased 35.9% to Rmb 637 million in 2011 from Rmb 995 million in 2010, primarily as a result of the decrease in the size of dividends receivable from a subsidiary.

Investment income

Our investment income increased 328.2% to Rmb 1,828 million in 2011 from Rmb 427 million in 2010, primarily attributable to the increase in investments on corporate wealth management products and the optimization of investment portfolios under the condition that the products and portfolios are of good liquidity and low risk.

Share of profits of associates/a joint venture

Contributed by good performance of our associated companies/joint venture, our share of profits of associates/a joint venture increased 42.4% to Rmb 567 million in 2011 from Rmb 398 million in 2010.

Income tax expense

Our income tax expense increased 22.6% to Rmb 22,310 million in 2011 from Rmb 18,193 million in 2010, primarily as a result of the increase in revenues and profit due to the increase of average realized oil and gas prices. Our effective tax rate decreased to 24.1% in 2011 from 25.1% in 2010, mainly attributable to the tax benefit obtained in the mechanism of investment tax credit applied to OML130 project in Nigeria, which had better profitability this year.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash during 2012 was cash flow from operating activities. We used cash primarily to fund capital spending program and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2010(1)	2011	2012
		(Rmb in millions)
Cash generated from (used for):
Operating activities	70,883	116,171	92,574
Investing activities	(64,203)	(99,036)	(63,797)
Financing activities	(1,610)	(20,246)	2,584
Net increase/(decrease) in cash and cash equivalents	5,070	(3,111)	31,361

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

Cash Generated from Operating Activities

In 2012, the decrease in cash inflow from operating activities was mainly attributable to the increase of tax payment and operating expense.

Cash Used in Investing Activities

In 2012, the cash outflow from investing activities mainly included the payments of (1) Rmb 7,863 million for the acquisition of Uganda assets; (2) Rmb 1,610 million for the acquisition by Bridas of downstream refinery; (3) Rmb 822 million for the increased investment in Finance; and (4) Rmb 708 million to fund Chesapeake’s share of drilling and completion costs pursuant to a commitment made at the acquisition of the Niobrara project.

In 2012, our capital expenditures (other than for the acquisitions mentioned above) increased 47.5% to Rmb 54,331 million (US$8,720.7 million), primarily as a result of the increase in exploration activities and the development of projects under construction. Our development expenditures in 2012 primarily related to the development of the Eagle Ford Shale project, Liwan3-1 and Suizhong36-1 PhaseⅡ, as well as the expenses incurred for improving recovery factors of the oilfields in production.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale and held-to-maturity financial assets of Rmb 151,292 million (US$24,284.0 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale and held-to-maturity financial assets in the amount of Rmb 140,359 million (US$22,529.2 million). Our time deposits with maturity of more than three months decreased by Rmb 7,586 million (US$1,217.6 million) in 2012.

For 2013, we have budgeted approximately US$14.3 billion for capital expenditures for exploration and development (excluding those for Nexen). The following table sets forth actual or budgeted capital expenditures on an accrual basis for our key operating areas for the periods indicated.

	Year ended December 31,
	2010(1) (3)	2011(1)	2012(1)	2012(1)	2013(2)
	(Rmb million)			(US$ million)
Offshore China
Bohai
Development	14,802.1	8,400.9	10,954.5	1,758.3	3,183.0
Exploration	2,480.1	3,120.7	4,117.4	660.9	531.8
Western South China Sea
Development	2,337.6	2,847.5	4,559.0	731.8	718.1
Exploration	1,774.2	2,060.4	2,531.4	406.3	486.9
Eastern South China Sea
Development	4,484.5	11,474.7	14,755.9	2,368.5	2,391.3
Exploration	1,634.1	1,934.0	2,415.4	387.7	499.3
East China Sea
Development	137.0	362.9	1,090.4	175.0	396.2
Exploration	512.8	716.1	1,111.5	178.4	107.8
Others
Development	—	-	—	—	826.1
Exploration	137.8	180.1	395.8	63.5	223.5
Subtotal	28,300.2	31,097.2	41,931.4	6,730.5	9,364.0
Overseas
Development	3,620.6	8,061.9	15,458.8	2,481.3	4035.1
Exploration	865.4	1,351.4	2,614.5	419.7	853.2
Subtotal	4,486.0	9,413.3	18,073.4	2,901.0	4,888.3
Total	32,786.2	40,510.5	60,004.8	9,631.4	14,252.3

(1)	Figures for 2010, 2011, and 2012 represent our actual spending for capital expenditure purposes, including expensed exploration costs.
(2)	Figures for 2013 represent our budgeted capital expenditures.
(3)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

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

Cash Generated from Financing Activities

In 2012, the increase in net cash inflow from financing activities was mainly due to the proceeds of bank borrowings of Rmb 21,459 million (US$3,444.4  million) and Rmb 12,571 million (US$2,017.8 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of Rmb 15,635 million (US$2,509.6 million), the repayment of bank loans of Rmb 10,825 million (US$1,737.5 million) and guaranteed notes of Rmb 3,150 million (US$505.6 million).

At the end of 2012, our total outstanding debt was Rmb 57,886 million (US$9,291.3 million), compared to Rmb 37,995 million at the end of 2011. The increase in debt in 2012 was primarily attributable to the issuance of guaranteed notes of US$2 billion and the increase of short-term bank loans. Our gearing ratio, which is defined as interest-bearing debt dividend by the sum of interest-bearing debt plus equity, was 15.7%, higher than that of 12.6% in 2011.

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt (including the current portion) outstanding as of December 31, 2012.

	Debt maturities (principal only)
	Original currency	Total Rmb equivalents	Total US$ equivalents
Due by December 31,	US$
	(in millions, except percentages)
2013	238.8	1,487.6	238.8
2014-2015	84.7	527.8	84.7
2016-2017	102.9	640.9	102.9
2018 and beyond	4,523.9	28,184.5	4,523.9
Total	4,950.3	30,840.7	4,950.3
Percentage of total debt	53.3%	53.3%	53.3%

In May 2012, we, through CNOOC Finance (2012) Limited, our wholly owned subsidiary, issued US$1,500 million 3.875% guaranteed notes due 2022 and US$500 million 5.000% guaranteed notes due 2042. The obligations of CNOOC Finance (2012) Limited in respect of the notes are unconditionally and irrevocably guaranteed by us.

On March 22, 2013, the Company unconditionally and irrevocably guaranteed various series of senior unsecured notes for a total outstanding principal amount of approximately US$3.9 billion following the successful consent solicitation process commenced by Nexen on March 7, 2013.

As of December 31, 2012, we had total foreign currency debt of US$9,209.40 million, all of which is in U.S. dollars. As of March 28, 2013, we had total foreign currency debt of US$19,635 million (including, among others, approximately US$6 billion short-term debt with the maturity of one year for payment of the consideration related to the acquisition of Nexen and approximately US$3.9 billion indebtedness of Nexen), all of which is in U.S. dollars.

As of December 31, 2012, we had unutilized banking facilities amounting to approximately Rmb 57,662.3 million (US$9,255.4 million) as compared to Rmb 160,579.8 million as of December 31, 2011. As of March 28, 2013, we had unutilized banking facilities amounting to approximately Rmb 36,944 million (US$5,930 million).

In 2010, 2011 and 2012, we paid dividends totaling Rmb 15,893.8 million, Rmb 18,392.4 million and Rmb 15,635.1 million (US$2,509.6 million) (before PRC withholding tax deducted), respectively.  The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant.  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2013.  However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.  See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our future prospects largely depend on our capital expenditures, which are subject to various risks.”

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

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.  Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Impact of Recently Issued Accounting Standards

IFRS and HKFRS

We have adopted the IFRS as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2012 have been prepared in due compliance with both IFRS and HKFRS (including the early adoption of the following accounting standards before their mandatory effective date of January 1, 2013: IFRS 10/HKFRS 10-Consolidated Financial Statements, IFRS 11/HKFRS 11-Joint Arrangements, IFRS 12/HKFRS 12-Disclosures of Interests in Other Entities, IAS 27 (Revised)/HKAS 27 (Revised)-Separate Financial Statements, and IAS 28 (Revised)/HKAS 28 (Revised)- Investments in Associates and Joint Ventures).

There have been no material changes to IFRSs and HKFRSs during 2012 that would have any material impact on our accounting policies, financial position or results of operations. A number of amendments to IFRSs/HKFRSs become effective beginning on January 1, 2012, which are primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on our accounting policies, financial position or performance.

For details, please refer to notes 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4—Information on the Company—Business Overview—Research and Development”, “Item 4—Information on the Company—Business Overview—Patents and Trademarks”.

D.	TREND INFORMATION

The 2013 outlook of the global political and economic situation remains complex and tough. The global economic recovery continued to be largely uncertain. On the other hand, China will continue to implement a proactive fiscal policy and prudent monetary policy, and by adhering to the overall goal of “pursuing growth cautiously” for economic and social development, China’s economy is expected to maintain steady growth.

Facing complex and tough external conditions in 2013, the Company is committed to solidifying its foundation for development and carrying out various works in accordance with the Company’s blueprint of “A New Leap Forward”. The Company’s key tasks include:

First, to strive to achieve the annual production target.

Second, to continue to enhance exploration and development efforts.

Third, to strengthen overseas operations.

Fourth, to tighten cost control and further improve efficiency.

Other trend information disclosed elsewhere in this annual report include:

Prices for crude oil may fluctuate widely in response to relatively minor changes in the supply and demand for oil, market uncertainty and various other factors that are beyond our control.

We consider reserve and production growth as top priority. We plan to increase our reserves through drill bits and value-driven acquisitions. We will continue to concentrate independent exploration efforts on major operating areas, especially in offshore China. In the meantime, we will continue to enter into PSCs with foreign partners to lower capital requirements and exploration risks.

We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with partners possessing the relevant experience and expertise. In 2013, the large-size gas field Liwan 3-1 in deepwater South China Sea will commence production. We expect that our natural gas production would continue to increase accordingly.

We will continue to maintain our prudent financial policy. Aiming to reduce production cost, we plan to actively promote the regional development of oil and gas field groups and to apply up-to-date offshore engineering, drilling and production technologies to our operations. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and costs per BOE. We also intend to actively manage our account receivables and inventories to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts and to manage exposure to foreign exchange rate fluctuations.

For 2013, we have budgeted approximately US$14.3 billion for capital expenditures for exploration and development (excluding those for Nexen). However, our capital expenditure plans are subject to a number of risks, contingencies and other factors, some of which are beyond our control. We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2013.  However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.

We expect Nexen’s oil sands operations will have relatively high production cost.

Other than as disclosed in the paragraphs above under Item 5.D, we are not aware of any trends that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions. You are urged to read the forward-looking statements contained elsewhere in this annual report, the cautionary statement on page 9 and the Risk factors on pages 14-21, which describe the risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. The Company provides no commitment to update the forward-looking statements or to publish financial projections for forward-looking statements in the future.

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31, 2012.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million
Long-term debt obligations	30,841	1,488	528	641	28,184
Operating lease obligations	3,137	920	594	450	1,173
Provision for dismantlement(1)	29,406	-	-	-	29,406
Total	63,384	2,408	1,122	1,091	58,763

(1)
Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2010, 2011 and 2012, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2010(1)	2011	2012
	Rmb million	Rmb million	Rmb million
Contracted, but not provided for	9,030	15,219	27,502
Authorized, but not contracted for	45,973	59,584	80,682

(1)
From January 1, 2011,  the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

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

In accordance with Hong Kong law and our articles of association, our affairs are managed by our Board, which has 10 members, including two executive directors, four non-executive directors and four independent non-executive directors as of December 31, 2012.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position
Yilin Wang	1956	Chairman of our Board and Non-executive Director

Hua Yang	1961	Vice Chairman of our Board and Non-executive Director

Fanrong Li	1963	Executive Director, Chief Executive Officer and President

Guangqi Wu	1957	Executive Director and Compliance Officer

Shouwei Zhou	1950	Non-executive Director

Zhenfang Wu	1952	Non-executive Director

Sung Hong Chiu	1947	Independent Non-executive Director

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Tao Wang	1931	Independent Non-executive Director

Guangyu Yuan	1959	Executive Vice President

Weilin Zhu	1956	Executive Vice President

Liguo Zhao	1953	General Counsel

Bi Chen	1961	Executive Vice President

Wei Chen	1958	Senior Vice President and General Director of CNOOC Research Institute

Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited Shanghai Branch

Hua Zhong	1960	Chief Financial Officer and Joint Company Secretary (since March 22, 2012)

Zhi Fang	1962	Vice President and General Manager of CNOOC International Limited

Yongzhi Jiang	1973	Former Joint Company Secretary (resigned on March 22, 2012)

May Sik Yu Tsue	1973	Joint Company Secretary

We have a management team with extensive experience in the oil and gas industry.  As a result of our cooperation with international oil and gas companies, the management team and staff have had the opportunities to work closely with foreign partners both within and outside China.  Such opportunities, in conjunction with management exchange programs with foreign partners, have provided valuable training to our personnel in international management practices.  A description of the business experience and present position of each director and senior officer is provided below.  Our registered office is located at 65th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong.

Executive Directors

Fanrong Li Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute (now Yangtze University) in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for nearly 30 years. He joined China National Offshore Oil Corporation (the “CNOOC”) in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Managing Director of Joint Operating Group, Chief Representative of Joint Management Committee in Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. From January 2009 to April 2010, he served as an Assistant President of CNOOC. Mr. Li has worked as President of CNOOC Energy Technology & Services Limited since February 2009, and has served as Vice President of CNOOC since May 2010. Mr. Li was appointed as President of the Company with effect from September 16, 2010, and was appointed as Chief Executive Officer of the Company with effect from November 23, 2011. He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited and CNOOC Deepwater Development Limited, all being subsidiaries of the Company. Mr. Li was appointed as a Non-executive Director of the Company with effect from May 24, 2010 and was re-designated from Non-executive Director to Executive Director with effect from September 16, 2010. Following the completion of the acquisition of Nexen Inc., Mr. Li was appointed as its chairman of the board with effect from February 26, 2013.

Guangqi Wu Born in 1957, Mr. Wu is a geologist, professor-level senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010, and the Compliance Officer of the Company since June 1, 2005. He also served as a Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Wu also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from June 1, 2005.

Non-executive Directors

Yilin Wang Born in 1956, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of PetroChina Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to April 14, 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since April 8, 2011, Mr. Wang serves as Chairman of China National Offshore Oil Corporation. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from April 15, 2011.

Hua Yang Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, Mr. Yang became a Senior Vice President of the Company and served as Chief Financial Officer of the Company from January 2005 to September 2010, Executive Vice President of the Company from October 2005 to March 2009, President of the Company from March 2009 to September 2010, and was appointed as Vice Chairman of the Board and Chief Executive Officer of the Company with effect from September 16, 2010. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company, from 2002 to 2003, General Manager of CNOOC China Limited, a subsidiary of the Company, from February 2009 to July 2011, Chairman and Director of CNOOC Southeast Asia Limited, a subsidiary of the Company, from July 2009 to September 2010, Chairman and Director of CNOOC Deepwater Development Limited from January 2010 to September 2010 and a Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, from May 2005 to December 2010. Mr. Yang was appointed as an Executive Director of the Company with effect from August 31, 2005. He resigned as Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from November 23, 2011.

Shouwei Zhou Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as an Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. He also served as Vice President of CNOOC from October 2000 to August 2011. He also served as a Director and the General Manager of CNOOC China Limited, a subsidiary of the Company. From October 2004 to July 2009, Mr. Zhou served as a Director of CNOOC International Limited, a subsidiary of the Company. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. From December 2003 to December 2010, Mr. Zhou served as the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC. Mr. Zhou was appointed as an Executive Director of the Company with effect from August 23, 1999 and was re-designated from Executive Director to Non-executive Director with effect from March 31, 2009.

Zhenfang Wu Born in 1952, Mr. Wu is a professor-level senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later received an EMBA degree from Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was an Assistant President of CNOOC and then served as Vice President of CNOOC from August 2004 to February 2013. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group, the General Manager of CNOOC Oil & Petrochemicals Co., Ltd., Chairman of CNOOC and Shell Petrochemical Co. Ltd, all being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as Chairman of CNOOC Oil & Petrochemicals Co., Ltd. and a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Executive Director of the Company with effect from August 31, 2005 and was re-designated from Executive Director to Non-executive Director with effect from September 1, 2006.

Independent Non-executive Directors

Sung Hong Chiu Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from September 7, 1999.

Lawrence J. Lau Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited six books and published more than 170 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment. Professor Lau also serves as a Member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and its Currency Board and Governance Sub-Committees and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, Non-executive Vice-Chairman of CITIC Capital Holdings Limited, Hong Kong, Non-executive Director of Semiconductor Manufacturing International Corporation, Shanghai, which is listed on the Hong Kong Stock Exchange and the New York Stock Exchange and a Non-executive Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from August 31, 2005.

Aloysius Hau Yin Tse Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from June 8, 2005.

Tao Wang Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council (Formerly World Petroleum Congress) and the foreign academician for Russian Academy of Natural Sciences. He also serves as adjunct professor and/or doctoral advisor in China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang served as the Honorary Chairman and an Executive Director of Sino Union Energy Investment Group Limited (Formerly Sino Union Petroleum & Chemical International Limited), a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from May 29, 2008.

Other Members of Senior Management

Guangyu Yuan Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for the operation safety, engineering and construction, and drilling and completion. Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He obtained a master degree from the Capital University of Economics and Business in 2001. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007 respectively with an MBA degree. With over 31 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company, Chairman of the Board of Directors and General Manager of CNOOC Services, and Vice Chairman of the Board of Directors, Executive

Director, Chief Executive Officer and President of COSL. Mr. Yuan also serves as the Director of CNOOC China Limited, CNOOC International Limited, CNOOC Southeast Asia Ltd. and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In March 2009, Mr. Yuan was appointed as the Executive Vice President of the Company.

Weilin Zhu Born in 1956, Mr. Zhu is the Chief Geologist of CNOOC, Executive Vice President of the Company and General Manager of Exploration Department of the Company. Mr. Zhu is a professor-level senior engineer. He graduated from Shanghai Tongji University with a Ph.D. degree. Mr. Zhu joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Director and Director of the Research Department and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC Deepwater Development Limited, both being the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company, responsible for the Company’s oil and gas exploration operations.

Liguo Zhao Born in 1953, Mr. Zhao is the General Counsel of the Company. He is a professor-level senior economist.He graduated from the Faculty of Law, Peking University in 1983 with a bachelor of laws’ degree. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Negotiation Division, Deputy General Manager and General Manager of Legal Department of CNOOC. At present, he serves as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1985 and corporate counsel qualification in 1998. He is an arbitrator of China International Economic and Trade Arbitration Commission and a member of the China Maritime Arbitration Commission. Mr. Zhao also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Zhao was appointed as the General Counsel of the Company effective June 2008.

Bi Chen Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and sales of the Company. Mr. Chen is a professor-level senior engineer. He graduated from the Southwest Petroleum University and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1988, an MBA degree from Tsinghua University in 2000 and an honorary doctoral degree in petroleum engineering from Edinburgh Heriot-Watt University in 2010. Mr. Chen joined CNOOC in 1982 and has over 31 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In December 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In March 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Wei Chen Born in 1958, Mr. Chen is the Worker’s Director of CNOOC, a Senior Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He is a professor-level senior engineer. He received his B.S. degree from China University of Petroleum and MBA from Tsinghua University. He has around 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and Science and Technology Development of CNOOC, and the Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute). In February 2012, Mr.Chen was appointed as the Worker’s Director of CNOOC.

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

Hua Zhong Born in 1960, Mr. Zhong is Chief Financial Officer, Joint Company Secretary and General Manager (Director) of Investor Relations Department (Office for the Board of Directors) of the Company. Mr. Zhong is a professor-level senior economist and senior engineer and graduated from Southwest Petroleum Institute with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom in 1988. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer of China Offshore Oil Nanhai West Corporation ("COONWC"), Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 21-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Department and Manager of Administration Department of COONWC. From September 1999 to August 2005, Mr. Zhong was General Manager of Administration Department and General Manager of Development and Planning Department of the Company. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President, Executive Vice President and Chief Financial Officer of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. On September 16, 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. On March 22, 2012, Mr. Zhong was appointed as Joint Company Secretary of the Company.

Zhi Fang Born in 1962, Mr. Fang is a Vice President of the Company and the General Manager of CNOOC International Limited and is responsible for the Company’s International affairs. He is a professor-level senior engineer.He graduated from Zhejiang University with a bachelor degree in science and received a MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Manager and Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the Depute General Manager and General Manager of CNOOC China Limited Shenzhen Branch, and the President of CNOOC Southeast Asia Ltd. Mr. Fang also serves as the Director of CNOOC International Limited and CNOOC Southeast Asia Ltd., both being the subsidiaries of the Company. In October 2005, Mr. Fang was appointed as the Vice President of the Company. In April 2009, Mr. Fang was appointed as General Manager of CNOOC International Limited. In December 2011, Mr. Fang was appointed as Vice President and General Manager of International Cooperation Department of the Company and the head of the Foreign Affairs Bureau of CNOOC. In February 2013, Mr. Fang was appointed as Vice Chairman of Nexen Inc.

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

May Sik Yu Tsue Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from November 25, 2008.

B.	COMPENSATION

The aggregate amount of fees, salaries, bonus, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2012 was approximately Rmb 8.0 million (US$1.3 million), while the amount paid to our other senior management for the same period was approximately Rmb 6.2 million (US$1.0 million).  In addition, under our pension plan for 2012, we set aside an aggregate amount of Rmb 801,923 (US$128,720) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management.  Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 492,524 (US$79,057) to the pension plan for 2012.  Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 10 to our consolidated financial statements included elsewhere in this annual report.  Note 11 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees during 2012.  For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership.”  For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

C.	BOARD PRACTICE

Committees

We have established an audit committee, a remuneration committee and a nomination committee.  Our audit committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of our accounts, evaluating our auditing scope (both internal and external) and procedures, as well as its internal control systems.  Our audit committee is also responsible for overseeing the operation of the internal monitoring systems, so as to ensure our Board is able to monitor our overall financial position, to protect our assets, and to prevent major errors or omissions resulting from financial reporting.  In addition, our audit committee reviews our Company’s business ethics and compliance policies, related reports and performs other corporate governance functions.  Our Board is responsible for these systems and appropriate delegations and guidance have been made.  Our audit committee regularly reports to our Board.  Our audit committee consists of Mr. Aloysius Hau Yin Tse as the audit committee financial expert for the purposes of U.S. securities laws and chairman of the audit committee, Mr. Sung Hong Chiu and Professor Lawrence J. Lau. Our audit committee charter is available on our website, www.cnoocltd.com.

The main responsibilities and authorities of our remuneration committee include making recommendations to our Board on our policy and structure of the remuneration of our directors and senior management, determining the service contracts and specific remuneration packages for all executive directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and making recommendations to our Board on the remuneration of non-executive directors and independent non-executive directors. In 2012, our remuneration committee consisted of two independent non-executive directors (Mr. Sung Hong Chiu as chairman and Mr. Aloysius Hau Yin Tse) and one non-executive director (Mr. Zhenfang Wu). Our remuneration committee charter is available on our website, www.cnoocltd.com.

The main authorities and responsibilities of our nomination committee include nominating candidates to serve as our directors and senior management for approval by our Board, reviewing the structure and composition of our Board, and evaluating the leadership abilities of our executive directors so as to ensure our competitive position.  Our nomination committee is also responsible for reviewing and monitoring the training and continuous professional development of directors and senior management and make recommendations to our Board in this regard. As of December 31, 2012, our nomination committee consists of Mr. Wang Yilin as chairman, Professor Lawrence J. Lau and Mr. Tao Wang. Mr. Yilin Wang, the Chairman of our Board, was appointed as the Chairman of our nomination committee with effect from March 28, 2012.  Mr. Shouwei Zhou ceased acting as the Chairman and a member of our nomination committee with effect from the same day. Our nomination committee charter is available on our website, www.cnoocltd.com.

For information on our audit committee financial expert and our code of ethics, see “Item 16A—Audit Committee Financial Expert,” and “Item 16B—Code of Ethics.”

Directors Service Contracts

Our executive directors and non-executive directors have entered into director’s service contracts with us and the terms of appointment of our independent non-executive directors are governed by appointment letters. There is no severance pay arrangement for our directors.

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

NYSE Standards require remuneration committees of U.S. domestic issuers to produce a remuneration committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement and we have not addressed this in our remuneration committee charter. We disclose the amounts of compensation of our directors on a named basis, senior management by band and the five highest paid employees in our annual reports according to the requirements of the Hong Kong Stock Exchange Listing Rules.

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

5. Corporate Governance Guidelines

NYSE Standards require U.S. domestic issuers to adopt and disclose corporate governance guidelines. They must state in their annual proxy statements or annual reports that such corporate governance guidelines are available on their websites and provide the website addresses. We are not subject to such requirement. We have adopted a set of corporate governance guidelines in accordance with the Hong Kong Stock Exchange Listing Rules, including the CNOOC Limited Code of Ethics for Directors and Senior Officers (the “Code of Ethics”), to govern various aspects of our corporate governance. We have posted the Code of Ethics on our website, www.cnoocltd.com.  See “Item 16B—Code of Ethics.”

D.	EMPLOYEES

See “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

E.	SHARE OWNERSHIP

As of March 28, 2013, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2012	Number of shares involved in the options outstanding as of March 28, 2013	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Directors:

Guangqi Wu	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,857,000	1,857,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,857,000	1,857,000	May 20, 2010	May 20, 2020	12.22	12.696

Non-executive Directors:
Hua Yang	1,150,000	—	February 24, 2003	February 24, 2013	2.09	2.108
	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	2,835,000	2,835,000	May 27, 2009	May 27, 2019	9.33	9.93
	2,000,000	2,000,000	May 20, 2010	May 20, 2020	12.22	12.696

Shouwei Zhou	1,750,000	—	February 24, 2003	February 24, 2013	2.09	2.108
	1,750,000	1,750,000	February 5, 2004	February 5, 2014	3.13	3.152
	2,450,000	2,450,000	August 31, 2005	August 31, 2015	5.75	5.62
	2,700,000	2,700,000	June 14, 2006	June 14, 2016	5.30	5.56
	2,835,000	2,835,000	May 25, 2007	May 25, 2017	7.43	7.29
	2,835,000	2,835,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,800,000	1,800,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,800,000	1,800,000	May 20, 2010	May 20, 2020	12.22	12.696

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2012	Number of shares involved in the options outstanding as of March 28, 2013	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Zhenfang Wu	800,000	800,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,800,000	1,800,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,800,000	1,800,000	May 20, 2010	May 20, 2020	12.22	12.696

Independent Non-executive Directors:
Sung Hong Chiu	1,150,000	1,150,000	February 5, 2004	February 5, 2014	3.13	3.152
Other Employees In Aggregate:
	10,649,966	—	February 24, 2003	February 24, 2013	2.09	2.108
	17,649,934	17,649,934	February 5, 2004	February 5, 2014	3.13	3.152
	27,230,000	27,230,000	August 31, 2005	August 31, 2015	5.75	5.62
	40,370,000	39,870,000	June 14, 2006	June 14, 2016	5.30	5.56
	47,848,000	46,798,000	May 25, 2007	May 25, 2017	7.43	7.29
	59,283,000	57,795,000	May 29, 2008	May 29, 2018	14.20	14.828
	73,776,000	71,676,000	May 27, 2009	May 27, 2019	9.33	9.93
	90,163,000	85,495,000	May 20, 2010	May 20, 2020	12.22	12.696
Total	420,960,900	397,604,934

(1)
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

For the year ended December 31, 2012, no share options granted under our share option schemes were exercised.  For the period from January 1, 2013 to March 28, 2013, no share options were exercised.

As of December 31, 2012, we had 411,154,900 share options outstanding under our share option schemes, which represented approximately 0.92% of our shares in issue as of that date.

For further details about our share option schemes, see notes 10 and 28 to our consolidated financial statements included elsewhere in this annual report.

As of March 28, 2013, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 28, 2013.

Shareholder	Number of Shares Owned	Percentage
CNOOC(1)	28,772,727,273	64.45%

(1)	CNOOC owns our shares indirectly through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation, Ltd.

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

As of March 28, 2013, 10,327,400 ADSs were outstanding in the United States, representing approximately 2.3% of our then outstanding shares.  At such date, the number of registered ADS holders in the United States was 48.

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

Categories of Continuing Connected Transactions

As we are controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates are disclosed as related party transactions. We entered into a comprehensive framework agreement with CNOOC on November 1, 2010 for the provision (1) by us and/or its associates and (2) by CNOOC and/or its associates to us, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2011. The continuing connected transactions and relevant annual caps were approved by our independent shareholders on November 24, 2010. The annual caps of the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories for the years 2012 and 2013 were revised in 2012. The approved related party/continuing connected transactions are as follows:

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
(b)	Long term sales of natural gas and liquefied natural gas

Pricing principles

The related party/continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to us and paragraph 2 above provided by us to CNOOC and/or its associates are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favorable than those available to us  from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For services provided by CNOOC and/or its associates to us as described above, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or
(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or
(iii)
when neither (i) nor (ii) is applicable, the cost of CNOOC and/or its associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

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

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2012 and the balances arising from connected transactions at the end of 2012 is included in note 30 to our consolidated financial statements included elsewhere in this annual report.

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
(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas); and
(b)	Long term sales of natural gas and liquefied natural gas.

We obtained independent shareholders’ approval at the extraordinary general meetings held on November 24, 2010 for our continuing connected transactions and the annual caps with CNOOC and/or its associates for the period from January 1, 2011 to December 31, 2013, respectively. The annual caps of the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories for the years 2012 and 2013 were revised in 2012. The existing annual caps and the conditions are specified as follows:

Category of Continuing Connected Transactions	Relevant Annual Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us
(a) Provision of exploration and support services	For the three years ending December 31, 2013, Rmb 6,676 million, Rmb 10,450 million and Rmb 11,950 million, respectively

(b) Provision of oil and gas development and support services	For the three years ending December 31, 2013, Rmb 24,067 million, Rmb 37,906 million and Rmb 38,822 million, respectively

(c) Provision of oil and gas production and support services	For the three years ending December 31, 2013, Rmb 8,228 million, Rmb 9,051 million and Rmb 9,956 million, respectively

(d) Provision of marketing, management and ancillary services	For the three years ending December 31, 2013, Rmb 820.98 million, Rmb 856.52 million and Rmb 905.09 million, respectively

(e) FPSO vessel leases	For the three years ending December 31, 2013, Rmb 1,401 million, Rmb 1,390 million and Rmb 1,546 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the three years ending December 31, 2013, Rmb 100 million, Rmb 100 million and Rmb 100 million, respectively

Sales of petroleum and natural gas products by us to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the three years ending December 31, 2013, Rmb 152,315 million, Rmb 195,469 million and Rmb 296,722 million, respectively

(b) Long-term sales of natural gas and liquefied natural gas	For the three years ending December 31, 2013, Rmb 8,034 million, Rmb 9,146 million and Rmb 21,155 million, respectively

The non-exempt continuing connected transactions for the year ended December 31, 2012 to which any member of us was a party were entered into by us:

(i)	in the ordinary and usual course of our business;
(ii)	either (a) on normal commercial terms, or (b) if there is no available comparison, on terms no less favorable to us than terms available from independent third parties; and
(iii)
in accordance with the relevant agreements governing them on terms that were fair and reasonable so far as our shareholders were concerned and in the interests of our company and shareholders as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2012 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

Transactions with CNOOC Finance Corporation Limited

On October 14, 2008, we entered into a financial services framework agreement with CNOOC Finance Corporation Limited, our 31.8% owned associate and a subsidiary of CNOOC, pursuant to which CNOOC Finance Corporation Limited provides us with settlement, depository, discounting, loans and entrustment loans services.

As the financial services framework agreement entered into by us and CNOOC Finance Corporation Limited dated October 14, 2008 expired on December 31, 2010, we entered into a renewal agreement with CNOOC Finance Corporation Limited on August 20, 2010 to renew the financial services framework agreement. The renewal agreement is effective from January 1, 2011 to December 31, 2013. According to the renewal agreement, the maximum daily outstanding balance should not exceed Rmb 9.8 billion for the period from January 1, 2011 (being the effective date of the renewal agreement) to May 30, 2012, and Rmb 18.5 billion (as revised) for the period from May 31, 2012 to December 31, 2013. The depository services were exempted from independent shareholders’ approval requirements and the settlement, discounting, loans and entrustment loans services were exempted from the reporting, announcement, annual review and independent shareholders’ approval requirements under the Hong Kong Stock Exchange Listing Rules.

We confirmed that the maximum daily outstanding balance of deposits (including accrued interest) we placed with CNOOC Finance Corporation Limited (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) did not exceed Rmb 9.8 billion and Rmb 18.5 billion for the periods from January 1, 2012 to May 30, 2012 and from May 31, 2012 to December 31, 2012, respectively.

Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

On August 3, 2012, CNOOC China Limited, our wholly-owned subsidiary, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (“Cooperation Agreement”) with China United Coalbed Methane Corporation Limited (“CUCBM”) in connection with the exploration, development, production and sale of Coalbed Methane (“CBM”) and CBM products within the contract areas (as defined in the Cooperation Agreement). The term of the Cooperation Agreement commences on the effective date and expires on the later of (i) 30 years from the effective date of the Cooperation Agreement, and (ii) the end of the production period of the last CBM field (as defined in the Cooperation Agreement)  in the contract areas, unless otherwise agreed by CNOOC China Limited and CUCBM. The Cooperation Agreement and the transactions contemplated thereunder were approved by our independent shareholders on August 21, 2012. As at the date of the Cooperation Agreement, CNOOC China Limited expected to incur total expenses of Rmb 9,933.3 million (being (1) Rmb 9,713.3 million for the initial three years of the five years exploration period, plus (2) the minimum exploration costs of Rmb 220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period). CUCBM is connected person of us, hence the Cooperation Agreement constitutes a connected transaction of us under the Hong Kong Stock Exchange Listing Rules.

Capital Injection into CNOOC Finance Corporation Limited

For the purpose of meeting external regulatory requirements as well as enhancing risk resilience and developmental strength, CNOOC China Limited, China Offshore Oil & Gas Development & Utilization Company (“CNOOC Oil & Gas”), an enterprise incorporated in the PRC and a wholly-owned subsidiary of CNOOC, CNOOC, our controlling shareholder, and COOEC, a company limited by shares incorporated in PRC with its shares listed on the Shanghai Stock Exchange and CNOOC as its controlling shareholder, entered into a Capital Injection Agreement (the “Capital Injection Agreement”) with CNOOC Finance Corporation Limited, which is a subsidiary of CNOOC and therefore a connected person of us by virtue of being an associate of CNOOC, on August 27, 2012. Pursuant to the Capital Injection Agreement, CNOOC China Limited, CNOOC, CNOOC Oil & Gas and COOEC agreed to inject further capital into CNOOC Finance Corporation Limited according to their respective holding of equity interests in CNOOC Finance Corporation Limited as at the date of the Capital Injection Agreement (the “Capital Injection”). Under the Capital Injection Agreement, CNOOC China Limited subscribed for CNOOC Finance Corporation Limited’s increased registered capital according to its holding of equity interests therein, which was Rmb 822,084,806 at the date of the Capital Injection Agreement. Upon completion of the Capital Injection, the respective holding of equity interests of CNOOC China Limited, CNOOC, CNOOC Oil & Gas and COOEC in CNOOC Finance Corporation Limited will remain unchanged, being approximately 31.80%, 62.90%, 3.53% and 1.77%, respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See pages beginning on page F-1 following Item 19.

Legal Proceedings

Save for the Complaint disclosed below and in note 33 (iii) on page F-70 to our consolidated financial statement entitled “Commitments and Contingencies” included elsewhere in this annual report, as at December 31, 2012, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

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

In 2010, we declared and paid dividends totaling Rmb 15,893.8 million.  In 2011, we declared and paid dividends totaling Rmb 18,392.4 million. In 2012, we declared and paid dividends totaling Rmb 15,635.1 million (US$2,509.6 million). The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited.  CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends.  As a wholly foreign owned enterprise in China, CNOOC China Limited has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC.  CNOOC China Limited is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital, which amount was reached in 2009.  Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under IFRS. In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of our production. Included in other reserves was a provision for safety fund under the PRC regulation amounting to Rmb 605.8 million (US$97.2 million) in 2012, which was nil in 2011. None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2010, 2011 and 2012, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2010		For the year ended December 31, 2011		For the year ended December 31, 2012
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	0.0%	—	0.0%	—	0.0%	—
Staff and workers’ bonus and welfare fund	0.3%	154.3	0.2%	121.8	0.0%	—
Safety fund	1.2%	628.6	0.8%	595.1	1.0%	605.8

Contingencies

(a) On January 8, 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High

Court (“FHC”). In March 2011, the FHC delivered a binding judgment in favour of the Company, agreeing that the Company is not subject to Value Added Tax for the OML130 Transaction. The judgment was appealed by counterparties to the High Court. After seeking legal advice, the Company’s management believes that the Company has reasonable grounds in defending for such appeal. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b) On October 26, 2011, the Company received a notice of assessment from Federal Inland Revenue Service of Nigeria (“FIRS”), confirming that the effective Petroleum Profit Tax (“PPT”) and related tax in the year of 2010 for the Company’s investment in OML130 project, shall be calculated and payable on the basis of the PPT Tax Return prepared by Nigerian National Petroleum Corporation. The Company contested the notice of assessment. On January 13, 2012, the Company, together with SAPETRO (collectively referred to as the “PSC Partners”), has filed an appeal in relation thereto to the local Tax Appeal Tribunal (“TAT”).

The Company received a notice of assessment issued by FIRS on June 13, 2012, stating that the investment tax allowance (“ITA”), instead of investment tax credit (“ITC”), should be applied for the PPT calculation of the Company’s investment in OML130 project.  In July 2012, the PSC Partners filed an appeal in relation thereto to the TAT.  However, whether TAT has jurisdiction over this dispute is uncertain under the Nigerian Law. In order to protect the right of action, the PSC Partners filed an application to the FHC on September 13, 2012, seeking the permission to file a lawsuit over the application of ITA/ITC dispute at the FHC. The appeal over ITA/ITC dispute at TAT was withdrawn on  November 9, 2012.

No verdict has been issued to date, and the result of the appeal is still uncertain.

(c) As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from January 1, 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

(d) Two oil spill accidents occurred on June 4 and June 17, 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (“PSC”) among CNOOC China Limited, the subsidiary of the Company, and two subsidiaries of ConocoPhillips (“ConocoPhillips”), a US based oil company, among which ConocoPhillips China Inc. (“COPC”) is the operator and responsible for the daily operations of the oilfield.

On June 21, 2012, the State Oceanic Administration of the PRC (the “SOA”) announced the Accident Investigation and Settlement Report by a Joint Investigation Team on the Penglai 19-3 Oilfield Oil Spill Accidents, pointing out that “the Joint Investigation Team has concluded that COPC violated the oilfield Overall Development Program, had defects in its operation procedures and management, and failed to take necessary precautionary measures against foreseen risks, all of which eventually resulted in the oil spills. The Penglai 19-3 Oilfield Oil Spill Accidents were accidents involving liabilities, causing significant marine pollution by oil spill. Pursuant to the PSC, COPC (the operator of the oilfield) shall bear full responsibility for the oil spill accidents.” On February 16, 2013, the SOA announced, through its official website, that following a series of rectification measures, COPC was permitted to gradually resume the production of the Penglai 19-3 oilfield.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of the Company’s financial statements, the Company believes that it is not possible to determine provisions, if any, for the above mentioned accidents in the Company’s financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the Company’s financial statements.

(e)   On October 11, 2012, the Company was served with process for a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated, in the Unites States District Court for the Southern District of New York (the “Complaint”). The Complaint is lodged against the Company and certain of its officers, which alleged that during the period between  January 27, 2011 and September 16, 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

The Company believes that the allegations and the claims in the Complaint are without merit and intends to defend itself vigorously against such claims, and no provision has been made in the Company’s financial statements. On December 21, 2012, the Company filed a motion to dismiss the Complaint in the same court.

B.	SIGNIFICANT CHANGES

The Company has no other subsequent events needed to be disclosed except those disclosed in note 4-2012(ii) and note 33(iii) (d) to our consolidated financial statements included elsewhere in this annual report.

ITEM 9.  THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

We listed our shares on the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange in February 2001.  Our shares are listed on the Hong Kong Stock Exchange under the stock code “00883” and our ADSs are listed on the New York Stock Exchange under the symbol “CEO.” Pursuant to certain undertakings in connection with our acquisition of Nexen, we plan to make an application to list our ADSs for trading on the Toronto Stock Exchange. The proposed listing of our ADSs on the Toronto Stock Exchange is not a new issuance of equity securities and will not generate additional funds for us. We have limited control over whether our application for listing will be approved or when our ADSs will be listed if our application is approved. The following table sets forth, for the periods indicated, the high and low closing prices per share, as reported on the Hong Kong Stock Exchange and adjusted retroactively to reflect the stock split, and per ADS, as reported on the New York Stock Exchange.

Period	Hong Kong Stock Exchange		New York Stock Exchange
	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)
2008	15.90	4.24	203.00	56.04
2009	12.90	6.08	166.63	76.63
2010	18.48	11.02	238.80	139.83
2011	20.85	11.34	270.64	145.32
2012	18.10	13.28	232.84	173.82

2011 Financial Quarter
1st Quarter	19.60	16.12	253.04	210.64
2nd Quarter	20.85	17.54	270.64	226.45
3rd Quarter	18.50	11.84	238.01	145.32
4th Quarter	15.76	11.34	210.47	150.35
2012 Financial Quarter
1st Quarter	18.10	13.58	232.84	174.68
2nd Quarter	16.78	13.28	216.96	173.82
3rd Quarter	16.24	14.16	207.36	180.93
4th Quarter	16.88	15.36	220.00	198.50
2013 Financial Quarter
1st Quarter	17.34	14.28	226.60	182.62

Last Six Months
October 2012	16.32	15.36	209.23	198.50
November 2012	16.58	15.74	214.00	202.06
December 2012	16.88	16.38	220.00	210.11
January 2013	17.34	15.76	226.60	203.76
February 2013	16.02	14.98	207.79	194.74
March 2013	15.10	14.28	194.64	182.62

ITEM 10.  ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

We have not entered into any material contracts in the last two years other than in the ordinary course of business, those described in “Item 7―Major Shareholders and Related Party Transactions ― Related Party Transactions” and the Arrangement Agreement dated July 23, 2012 entered into by us, CNOOC Canada Holding Ltd. and Nexen Inc., which is filed as Exhibit 4.44 to this annual report. For more information about the Arrangement Agreement, see “Item 4—Information on the Company—Business Overview—Overseas—Nexen Acquisition.”

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of ADSs or shares by the U.S. Holders described below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to own such ADSs or shares. This discussion does not address the potential application of the “Medicare contribution tax” to “net investment income” of non-corporate U.S. Holders.  In addition, this discussion does not address U.S. state, local and non-U.S. tax consequences.  The discussion applies only to U.S. Holders who hold ADSs or shares as capital assets for U.S. federal income tax purposes and does not address special classes of U.S. Holders, such as:

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

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships owning ADSs or shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ADSs or shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations and the PRC Treaty, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis. It is also based, in part, on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or shares in their particular circumstances.

As used herein, a ‘‘U.S. Holder’’ is a person that for U.S. federal income tax purposes is a beneficial owner of ADSs or shares and is: (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs should be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss should be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary, or pre-release, or intermediaries in the chain of ownership between holders and the issuer of the securities underlying the American depository shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  Such actions would also be inconsistent with the claiming of the favorable tax rates, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of foreign taxes and the availability of the favorable tax rates for dividends received by certain non-corporate holders, described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2012, as described below, and that we will not become a PFIC.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. A foreign corporation may also be treated as a qualified foreign corporation if it is eligible for benefits of a comprehensive income tax treaty with the United States determined by the U.S. Treasury to be satisfactory for these purposes and that includes an exchange of information program. Non-corporate U.S. Holders should consult their tax advisers to determine whether these favorable rates may apply to dividends they receive from us and whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

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

Sale or Other Disposition of ADSs or Shares

A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of ADSs or shares, which will be long-term capital gain or loss if the holder has held such ADSs or shares for more than one year.  The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the sale or other disposition  and such holder’s tax basis in the ADSs or shares (each determined in U.S. dollars).  Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

As described in “Taxation —The PRC,” gains from dispositions of our ADSs or shares may be subject to PRC tax.  A U.S. Holder’s amount realized would include the gross amount of the disposition proceeds before any withholding or deduction of PRC tax.  Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the PRC Treaty may be able to elect to treat the gain as foreign-source gain for foreign tax credit purposes. The rules governing foreign tax credits are complex and the creditability of foreign taxes is subject to limitations. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the PRC Treaty and the creditability of any PRC tax paid with respect to dispositions in their particular circumstances.

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012.  In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  As PFIC status depends upon the composition of our income and assets and the market value of our assets  from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, certain adverse U.S. federal income tax rules would apply on a disposition (including certain pledges) of ADSs or shares by the U.S. Holder.  In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability for each such taxable year.  Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner.  Certain elections (such as a mark-to-market election)may be available  to U.S. Holders and may result in alternative tax treatment.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the favorable rates discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

If we are a PFIC for any taxable year, a U.S. Holder may be required to file a report with the Internal Revenue Service containing such information as the Treasury Department may require.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars.  On July 21, 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach based on market supply and demand and with reference to a basket of currencies.  Renminbi was no longer pegged to U.S. dollars.  From January 1, 2012 to March 28, 2013, Renminbi appreciated approximately 1.3% against U.S. dollar.

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

As of December 31, 2012, the interest rates for 48.6% of our outstanding debts were fixed.  The term of the weighted average balance was approximately 7.11 years.  A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

As of December 31, 2012, the interest rates for 91.7% of our total outstanding long-term debts were fixed. The following table sets forth additional information about the expected maturity dates of our outstanding long-term debt (including the current portion) as of December 31, 2012.

	2013	2014	2015	2016	2017	2018 and after	Total	Fair value as of December 31, 2012
	(Rmb in millions, except percentages)
Long-term loans, including current portion

Floating rate	230.5	248.8	279.0	309.1	331.8	1,156.8	2,556.0	2,558.5
Interest rate	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%

Long-term guaranteed notes, including current portion	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%

Fixed rate	1,257.1	-	-	-	-	27,027.7	28,284.8	31,577.1
Average interest rate	4.46%	4.47%	4.47%	4.47%	4.47%	4.47%

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

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

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived its fees and expenses, of US$476,035 for the year ended December 31, 2012.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2012 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2012 (US$)(3)
Investor relations(1)	185,463
Broker reimbursements(2)	140,572
Total	326,035

(1)	Includes investor relation service fees, ADR training fees and investor relations expenses for road show in 2012.
(2)
Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

(3)	Includes the 30% withholding tax paid to the U.S. government.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2012:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2012 (US$)
Fees waived	150,000

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

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2012, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2012 was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-5.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert.  Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B.  CODE OF ETHICS

Our Board adopted a Code of Ethics to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters.  Such Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements.  As part of the continued efforts to improve our corporate governance standards, our Board conducted an annual review of the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2012.

We have provided all our directors and senior officers with a copy of the Code of Ethics and require them to comply with it in order to ensure our operations are proper and lawful.  We will take disciplinary actions against any act which is in breach of the Code of Ethics.  Any change or waiver, explicit or implicit, with respect to our Code of Ethics, must be disclosed to our shareholders either in our annual report or on our internet website, www.cnoocltd.com.

We have posted our Code of Ethics on our website. To request a copy of our Code of Ethics free of charge, please contact our investor relations manager, by email to ir@cnooc.com.cn.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements were Rmb19.3 million for 2011 and Rmb23.7 million (US$3.8 million) for 2012.

Audit-Related Fees

The aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were Rmb0.7 million for 2011 and Rmb10.2 million (US$1.6 million) for 2012.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately Rmb0.7 million for 2011 and Rmb 1.4 million (US$0.2 million) for 2012.

All Other Fees

The aggregate fees billed for professional services rendered by our principal accountant for risk management advisory services and information systems reviews were Rmb1.3 million for 2011 and nil for 2012.

The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal years 2011 and 2012.

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

During 2012, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 22, 2013, our Board resolved, as recommended by our audit committee, to propose change in our independent registered public accounting firm, Ernst & Young, after the completion of the audit of the consolidated financial statements for the year ended December 31, 2012, with effect from the conclusion of our forthcoming  2012 annual general meeting to be held in May 2013, due to the requirements of the Ministry of Finance of the PRC and the State-owned Assets Supervision and Administration Commission of the State Council of the PRC in respect of the term of office of the auditors. As a result, Ernst & Young will not offer themselves for re-appointment at our forthcoming 2012 annual general meeting.

The reports of Ernst & Young on our consolidated financial statements for the past two fiscal years did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles, except for the emphasis of matter in their 2011 opinion highlighting the Company’s early adoption of the accounting method for consolidation and joint arrangements by the Group during 2011.

During the two most recent fiscal years and through April 24, 2013, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in their report on the consolidated financial statements for such years.

During the two most recent fiscal years and through April 24, 2013, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We provided a copy of this disclosure to Ernst & Young and requested that Ernst & Young furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Ernst & Young addressed to the SEC, dated April 24, 2013, is filed as Exhibit 15.7 to this annual report.

On March 22, 2013, our Board resolved, as recommended by our audit committee, to propose to appoint Deloitte Touche Tohmatsu, or Deloitte, as our independent registered public accounting firm, which is subject to the approval of shareholders at our forthcoming 2012 annual general meeting and with effect from the conclusion of such annual general meeting. During the two most recent fiscal years and through April 24, 2013, neither we nor anyone on our behalf consulted Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement”, as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F, with Deloitte or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

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
1.1
Articles of Association of the Registrant, as amended in 2009, incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966) and Exhibit 99.1 to Form 6-K furnished with the Securities and Exchange Commission on March 30, 2012 (File number: 1-14966).

1.2
Memorandum of Association of the Registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862) and Exhibit 99.1 to Form 6-K furnished with the Securities and Exchange Commission on March 30, 2012 (File number: 1-14966).

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
2.4
Indentures dated May 2, 2012 among CNOOC Finance (2012) Limited, as Issuer, CNOOC Limited, as Guarantor, Citicorp International Limited, as Trustee, Citibank, N.A., London Brach, as Paying Agent, and Citigroup Global Markets Deutschland AG, as Registrar*.

2.5	Fourth Supplemental Indenture dated March 22, 2013 to the Senior Debt Indenture dated May 4, 2007 among CNOOC Limited, Deutsche Bank Trust Company Americas and Nexen Inc., incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on March 22, 2013 (File number: 1-14966).
2.6	Seventh Supplemental Indenture dated March 22, 2013 to the Trust Indenture dated April 28, 1998 among CNOOC Limited, CIBC Mellon Trust Company, The Bank of New York Mellon and Nexen Inc., incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on March 22, 2013 (File number: 1-14966).
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

4.44	Arrangement Agreement dated July 23, 2012 among CNOOC Limited, CNOOC Canada Holding Ltd. and Nexen Inc.
8.1	List of Subsidiaries.
10.1
Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).

11.1	Code of Ethics for Directors and Senior Officers, as amended in 2012.
12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.
15.1	2012 Reserves Report of Ryder Scott Company, L.P.
15.2	2012 Reserves Report of Ryder Scott Company, L.P.
15.3	2012 Reserves Reports of Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.4	2012 Reserves Reports of Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.5	2012 Reserves Report of McDaniel & Associates Consultants Ltd.

15.6	2012 Reserves Report of RPS.
15.7	Letter from Ernst & Young.
15.8	Consent from Ernst & Young.
15.9	Consent from Ryder Scott Company, L.P.
15.10	Consent from Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.11	Consent from McDaniel & Associates Consultants Ltd.
15.12	Consent from RPS.
15.13	Consent from Lee Keeling and Associates, Inc.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

By:	/s/ Hua Zhong
	Name:	Hua Zhong
	Title:	Joint Company Secretary

Date: April 24, 2013

CNOOC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated statements of financial position of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) as at December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2012 and 2011 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards as issued by the Hong Kong Institute of Certified Public Accountants.

Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2013 expressed an unqualified opinion thereon.

Certified Public Accountants

/s/ Ernst & Young
Hong Kong
March 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited CNOOC Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CNOOC Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, CNOOC Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of CNOOC Limited as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2012 of CNOOC Limited and our report dated March 22, 2013 expressed an unqualified opinion thereon.

Certified Public Accountants

/s/ Ernst & Young
Hong Kong
March 22, 2013

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(All amounts expressed in millions of Renminbi/US$, except per share data)

		2010	2011	2012	2012
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

REVENUE
Oil and gas sales	6	146,134	189,279	194,774	31,263
Marketing revenues		32,446	50,469	50,771	8,149
Other income		1,456	1,196	2,082	334

		180,036	240,944	247,627	39,746

EXPENSES
Operating expenses		(15,647)	(18,264)	(21,445)	(3,442)
Taxes other than income tax	12 (ii)	(7,109)	(10,332)	(15,632)	(2,509)
Exploration expenses		(5,483)	(5,220)	(9,043)	(1,452)
Depreciation, depletion and amortization	8	(26,756)	(30,521)	(32,903)	(5,281)
Special oil gain levy	7	(17,706)	(31,982)	(26,293)	(4,220)
Impairment and provision		(27)	(22)	(31)	(5)
Crude oil and product purchases		(32,236)	(50,307)	(50,532)	(8,111)
Selling and administrative expenses		(3,039)	(2,854)	(3,377)	(542)
Others		(888)	(835)	(1,230)	(197)

		(108,891)	(150,337)	(160,486)	(25,759)

PROFIT FROM OPERATING ACTIVITIES		71,145	90,607	87,141	13,987

Interest income	8	618	1,196	1,002	161
Finance costs	9	(1,122)	(1,707)	(1,603)	(257)
Exchange gains, net	8	995	637	359	58
Investment income	8	427	1,828	2,392	384
Share of profits of associates		199	320	284	46
Share of profits/(losses) of a joint venture		199	247	(311)	(50)
Non-operating income/(expenses), net		142	(563)	908	146

PROFIT BEFORE TAX	8	72,603	92,565	90,172	14,475
Income tax expense	12(i)	(18,193)	(22,310)	(26,481)	(4,250)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		54,410	70,255	63,691	10,225

OTHER COMPREHENSIVE (LOSS)/INCOME
Exchange differences on translation of foreign operations		(2,496)	(3,826)	(42)	(7)
Net gain/(loss) on available-for-sale financial assets, net of tax	19	5,590	(800)	(1,128)	(181)
Share of other comprehensive income/(loss) of associates		3	(20)	21	3

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR, NET OF TAX		3,097	(4,646)	(1,149)	(185)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		57,507	65,609	62,542	10,040

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	14	1.22	1.57	1.43	$US0.23
Diluted (RMB Yuan)	14	1.21	1.57	1.42	$US0.23

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2011 AND 2012

(All amounts expressed in millions of Renminbi/US$)

		2011	2012	2012
	Notes	RMB	RMB	US$
		million	million	million

NON-CURRENT ASSETS
Property, plant and equipment	15	220,567	252,132	40,470
Intangible assets	16	1,033	973	156
Investments in associates	17	2,822	3,857	619
Investments in a joint venture	18	20,175	20,160	3,236
Available-for-sale financial assets	19, 34	7,365	7,051	1,132
Deferred tax assets	12(i)	-	40	6
Other non-current assets		379	963	155

Total non-current assets		252,341	285,176	45,774

CURRENT ASSETS
Inventories and supplies	21	4,380	5,247	842
Trade receivables	22	10,604	8,262	1,326
Due from related companies		10,312	15,793	2,535
Held-to-maturity financial assets		23,467	-	-
Available-for-sale financial assets	19, 34	27,576	61,795	9,919
Other current assets		7,430	7,883	1,265
Time deposits with maturity over three months	23	24,476	16,890	2,711
Cash and cash equivalents	23	23,678	55,024	8,832

Total current assets		131,923	170,894	27,430

CURRENT LIABILITIES
Loans and borrowings	26	19,919	28,830	4,628
Trade and accrued payables	24	9,349	12,014	1,928
Due to the parent company		456	337	54
Due to related companies		11,075	11,975	1,922
Other payables and accrued liabilities	25	21,761	17,098	2,744
Taxes payable		7,656	12,183	1,956

Total current liabilities		70,216	82,437	13,232

NET CURRENT ASSETS		61,707	88,457	14,198

TOTAL ASSETS LESS CURRENT LIABILITIES		314,048	373,633	59,972

NON-CURRENT LIABILITIES
Loans and borrowings	26	18,076	29,056	4,664
Provision for dismantlement	27	24,964	29,406	4,720
Deferred tax liabilities	12(i)	5,488	3,403	546
Other non-current liabilities		2,664	1,988	319

Total non-current liabilities		51,192	63,853	10,249

Net assets		262,856	309,780	49,723

EQUITY
Equity attributable to owners of the parent
Issued capital	28	949	949	152
Reserves	29	261,907	308,831	49,571

Total equity		262,856	309,780	49,723

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

At January 1, 2010	949	42,129		(10,865)	20,000		5,173	108,694	7,856		173,936

Total comprehensive income for the year	-	-		(2,496)	-		5,593	54,410	-		57,507

2009 final dividend	-	-		-	-		-	61	(7,856)		(7,795)
2010 interim dividend	-	-		-	-		-	(8,100)	-		(8,100)
Proposed 2010 final dividend	-	-		-	-		-	(9,421)	9,421		-
Equity-settled share option expenses	-	-		-	-		218	-	-		218
Appropriation and utilization of safety fund, net	-	-		-	-		(12)	12	-		-

At December 31, 2010	949	42,129	*	(13,361)*	20,000	*	10,972 *	145,656 *	9,421	*	215,766

At January 1, 2011	949	42,129		(13,361)	20,000		10,972	145,656	9,421		215,766

Total comprehensive income for the year	-	-		(3,826)	-		(820)	70,255	-		65,609
2010 final dividend	-	-		-	-		-	134	(9,421)		(9,287)
2011 interim dividend	-	-		-	-		-	(9,106)	-		(9,106)
Proposed 2011 final dividend	-	-		-	-		-	(10,142)	10,142		-
Share repurchases								(256)			(256)
Equity-settled share option expenses	-	-		-	-		143	-	-		143
Appropriation and utilization of safety fund, net	-	-		-	-		(13)	-	-		(13)

At December 31, 2011	949	42,129	*	(17,187)*	20,000	*	10,282 *	196,541 *	10,142	*	262,856

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non-distributable reserves		Other reserves		Retained earnings	Proposed final dividend		Total

At January 1, 2012	949	42,129		(17,187)	20,000		10,282		196,541	10,142		262,856

Total comprehensive income for the year	-	-		(42)	-		(1,107)		63,691	-		62,542
2011 final dividend	-	-		-	-		-		(49)	(10,142)		(10,191)
2012 interim dividend	-	-		-	-		-		(5,477)	-		(5,477)
Proposed 2012 final dividend	-	-		-	-		-		(11,563)	11,563		-
Equity-settled share option expenses (note 28)	-	-		-	-		50		-	-		50

At December 31, 2012	949	42,129	*	(17,229)*	20,000	*	9,225	*	243,143 *	11,563	*	309,780

*	These reserve accounts comprise the consolidated reserves of approximately RMB308,831 million (2011: RMB261,907 million, 2010: RMB214,817 million) in the consolidated statements of financial position.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(All amounts expressed in millions of Renminbi/US$)

		2010	2011	2012	2012
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	32	85,921	140,809	117,736	18,897
Income taxes paid		(15,038)	(24,638)	(25,162)	(4,039)

Net cash flows from operating activities		70,883	116,171	92,574	14,858

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(11,309)	(15,950)	(8,709)	(1,398)
Additions of property, plant and equipment		(28,247)	(36,422)	(54,145)	(8,691)
Additions of intangible assets		(85)	(121)	(142)	(23)
Purchase of leasing rights		-	(280)	(44)	(7)
Acquisition of interest in a joint venture		(21,258)	-	-	-
Acquisition of subsidiaries		-	(7,933)	-	-
Acquisition of interest in an associate		-	(948)	-	-
Additions in associate/joint venture investment		-	-	(2,432)	(390)
Disposal of a subsidiary		-	1,340	-	-
Decrease/(increase) in time deposits with maturity over three months		8,894	(12,500)	7,586	1,218
Dividends received from associates/a joint venture		147	184	1,352	217
Interest received		513	1,013	1,591	255
Investment income received		310	1,288	1,956	314
Purchase of current available-for-sale and held-to-maturity financial assets		(38,480)	(206,266)	(151,292)	(24,284)
Proceeds from sale of current available-for-sale and held-to-maturity financial assets		25,193	177,467	140,359	22,529
Proceeds from disposal of property, plant and equipment		119	92	123	20
Net cash flows used in investing activities		(64,203)	(99,036)	(63,797)	(10,240)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranted notes		-	12,966	12,571	2,018
Repayment and redemption of guaranteed notes		-	(5,321)	(3,150)	(506)
Proceeds from bank loans		17,245	5,166	21,459	3,444
Repayment of bank loans		(4,034)	(10,259)	(10,825)	(1,738)
Dividends paid		(14,390)	(20,877)	(15,635)	(2,510)
Interest paid		(431)	(1,665)	(1,836)	(295)
Share repurchases		-	(256)	-	-

Net cash flows (used in)/from financing activities		(1,610)	(20,246)	2,584	413

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		5,070	(3,111)	31,361	5,031
Cash and cash equivalents at beginning of year		22,615	27,287	23,678	3,801
Effect of foreign exchange rate changes, net		(398)	(498)	(15)	(2)

CASH AND CASH EQUIVALENTS AT END OF YEAR	23	27,287	23,678	55,024	8,830

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

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC September 15, 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore May 14, 1993	SG$3 million	100%	Sale and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands August 23, 1999	US$20,000,000,002	100%	Investment holding
OOGC America, Inc.	State of Delaware, United States of America August 28, 1997	US$1,000	100%	Investment holding
CNOOC Finance (2002) Limited**	British Virgin Islands January 24, 2002	US$1,000	100%	Bond issuance
CNOOC Finance (2003) Limited	British Virgin Islands April 2, 2003	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands December 31, 2010	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited***	British Virgin Islands April 10, 2012	US$1,000	100%	Bond issuance

Indirectly held subsidiaries*:
CNOOC Deepwater Development Limited****	Zhuhai, PRC March 1, 2010	RMB 8.5 billion	100%	Deepwater and low-grade oil and gas fields exploration, development, and oil and gas production sales in the PRC
CNOOC Southeast Asia Limited	Bermuda May 16, 1997	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Labuan, F.T., Malaysia March 27, 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (CONTINUED)

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries*:
CNOOC Muturi Limited	Isle of Man February 8, 1996	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore October 8, 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria January 6, 2006	Naira10 million	100%	Petroleum exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands October 15, 2010	US$1	100%	Providing services of petroleum exploration and development in oilfield of the Republic of Iraq
CNOOC Canada Inc. (note 4)	Canada January 15, 1999	281,749,526 common shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd (note 4)	Uganda May 11, 2010	1,000,000 Uganda Shillings	100%	Petroleum explration, development and production in Africa
CNOOC Cananda Holding Ltd*****. (note 4)	Canada July 18, 2012	CAD9,505,391,000	100%	Oil and gas investment in Canada

*	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

**	The guarantee notes issued by CNOOC Finance(2002) Limited were repaid in March 2012(note 26), and CNOC Finance(2002) Limited was dissolved on July 27, 2012.

***	CNOOC Finance (2012) Limited was incorporated on April 10, 2012, for issuance of guaranteed notes (note 26).

****	The registered capital of CNOOC Deepwater Development Limited was increased to RMB8.5 billion on November 29, 2012.

*****	CNOOC Canada Holding Ltd. was incorporated on 18 July 2012, for oil and gas investment in Canada. On February 25, 2013, the registered capital was increased to CAD9,505,391,000

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

These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), and accounting principles generally accepted in Hong Kong. A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The accounting policies adopted are consistent with those of the year ended 31 December 2011 (including the early adoption of the following accounting standards before their mandatory effective date of January 1, 2013: IFRS 10/HKFRS 10 – Consolidated Financial Statements; IFRS 11/HKFRS 11 – Joint Arrangements; IFRS 12/HKFRS 12 – Disclosures of Interests in Other Entities; IAS 27 (Revised)/HKAS 27 (Revised) – Separate Financial Statements; and IAS 28 (Revised)/HKAS 28 (Revised) – Investments in
Associates and Joint Ventures), except for a number of amendments to IFRSs/HKFRSs effective as of January 1, 2012 primarily with a view to removing inconsistencies and clarifying wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, financial position or performance of the Group.

The Group has not applied the following new and revised IFRSs/HKFRSs, that have been issued but are not yet effective, in these financial statements:

IFRS 9/HKFRS 9	Financial Instruments3
IFRS 13/HKFRS 13	Fair Value Measurement2
IAS 1 Amendments/HKAS 1 Amendments	Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income1
IAS 19 (2011)/HKAS 19 (2011)	Employee Benefits2
IFRIC-Int 20/HK(IFRIC)-Int 20	Stripping Costs in the Production Phase of a Surface Mine2

1   Effective for annual periods beginning on or after 1 July 2012
2   Effective for annual periods beginning on or after 1 January 2013
3   Effective for annual periods beginning on or after 1 January 2015

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

In 2010, the IASB/HKICPA issued additions to IFRS 9/HKFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9/HKFRS 9 the current derecognition principles of financial instruments of IAS 39/HKAS 39. Most of the Additions were carried forward unchanged from IAS 39/HKAS 39, while changes were made to the measurement of financial liabilities designated at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”). The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2012.

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

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition related costs incurred are expensed and included in administrative expenses.

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

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39/HKAS 39 is measured at fair value with changes in fair value either recognised in profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39/HKAS 39, it is measured in accordance with the appropriate IFRS/HKFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

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

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstance is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

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

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries. The Group’s participating interest may vary in each arrangement. The Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner’s participating interest. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the local government, which, in most cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue will be allocated among the co-owners.

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
For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalizes the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognized based on exploratory experience and management judgment and charged to profit and loss as exploration expense. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalized. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

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

Producing oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalized acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles, office equipment and others
Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years; and the useful lives of other assets are in line with their beneficial periods.

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

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 34.

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

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortised cost. Impairment losses on equity instruments are not reversed through profit or loss; increases in their fair value after impairments are recognised directly in equity. Impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

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
A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “Finance costs” in profit or loss.

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

Income tax (continued)
As at December 31, 2012, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries have not been recognized, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

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
Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers and income from disposal of oil and gas properties and is recognized when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognized when the compensation becomes receivable.

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

No equity-settled award was cancelled or modified during the years ended December 31, 2012 and 2011.

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

Foreign currencies
These financial statements are presented in Renminbi(“RMB”). Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated in line with the recognition of the gain or loss on change in fair value of the item.

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

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to profit or loss on the straight-line basis over the lease terms.

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

In the process of applying the Group’s accounting policies, the Directors have made the following judgments, estimates and assumptions, which have the most significant effect on the amounts recognized in the consolidated financial statements:

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

2012

(i)
On March 29, 2011, CNOOC Uganda Ltd, a wholly-owned subsidiary of CNOOC International Limited, entered into a sales and purchase agreement with Tullow Uganda Limited and Tullow Uganda Operations Pty Ltd., wholly-owned subsidiaries of Tullow Oil Plc., to acquire a one-third working interest in each of Uganda Exploration Areas 1, 2 and 3A (the “Uganda Assets”) at an initial cash consideration of US$1.467 billion. The acquisition of the Uganda Assets was completed on February 21, 2012. Together with the related price adjustment, the cash consideration mentioned above has been recorded as an acquisition cost of oil and gas properties.

(ii)
On July 23, 2012, the Company, CNOOC Canada Holding Ltd. and Nexen Inc. entered into an arrangement agreement in relation to the Company’s acquisition (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen Inc. common shares and preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act.

The aggregate consideration of the acquisition was approximately US$15.1 billion (approximately HK$117.2 billion), and was paid in cash. The consideration is related to acquisition of common shares and preferred shares and settlement of share options. The indebtedness of Nexen Inc. at the acquisition date remains outstanding. Details of the acquisition have been set out in the Company’s circular to the shareholders dated December 20, 2012. The acquisition of Nexen Inc. was subsequently completed on February 26, 2013(Beijing time).  On February 19, 2013, the Company (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) signed a short-term bank loan agreement with the maturity of one year of approximately US$6 billion, for the payment of the consideration related to the acquisition of Nexen Inc.

Due to the timing of the transaction, the Group is still assessing the allocation of fair values of the assets acquired and liabilities assumed. The Group has not yet been able to analyse all books and records of Nexen Inc., and therefore the initial accounting for the business combination is still incomplete. Accordingly, certain disclosures in relation to the business combination as at the date of the acquisition, such as fair values of assets acquired and liabilities assumed, goodwill recognised (if any) and acquisition-related costs, have not been presented.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER VENTURES (continued)

2011

(i)
The Company and Bridas Energy Holdings Ltd. (“BEH”), through Bridas Corporation, a 50% owned joint venture, entered into a share purchase agreement with BP PLC (“BP”) on November 28, 2010, pursuant to which Bridas Corporation would acquire a 60% equity interest in Pan America Energy LLC (“PAE”) from BP for a consideration of approximately US$7.06 billion. On November 5, 2011, Bridas Corporation sent to BP a letter to terminate the above mentioned transaction to acquire a 60% equity interest in PAE from BP.

(ii)
On January 29, 2011, CNOOC International Limited (“CNOOC International”) through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake Energy Corporation to purchase a 33.3% undivided interest in the Denver-Julesburg and Powder River Basins in northeast Colorado and southeast Wyoming (the “Niobrara Project”) with a cash consideration of US$570 million. In addition, CNOOC International has agreed to fund 66.7% of Chesapeake’s share of drilling and completion costs in the project until an additional US$697 million has been paid. US$180 million was paid in 2011. The acquisition was closed on February 11, 2011.

(iii)
On July 20, 2011, the Company entered into an arrangement agreement, through its indirect wholly-owned subsidiary, CNOOC Luxembourg S.à r.l, to acquire OPTI Canada Inc. (“OPTI”), a public company listed on the Toronto Stock Exchange (“TSX”), with a total consideration of approximately US$2.1 billion, which included an aggregate cash consideration of US$1.25 billion paid to the OPTI shareholders (US$34 million or approximately RMB214 million) and the Second Lien Noteholders (US$1.216 billion or approximately RMB7.69 billion). In addition, due to a change in control of OPTI as a result of the transaction, OPTI must redeem all of its outstanding First Lien Notes in December 2011 at a price equal to 102% of the principal amount of the First Lien Notes plus accrued interest (totaling US$878 million) pursuant to the indentures thereof. The acquisition was completed on November 28, 2011. In connection with the acquisition, the OPTI shares have been delisted from the TSX. OPTI Canada Inc. subsequently changed its name to CNOOC Canada Inc. on December 15, 2011.

The fair values of the identifiable assets and liabilities of OPTI as at the date of acquisition are as follows:

Fair value recognized on acquisition

Property, plant and equipment	14,600
Cash and cash equivalents	1,008
Trade receivables	326
Other current assets	105

Trade payables	(560)
Other current liabilities	(659)
Loans and borrowings	(14,262)
Other non-current liabilities	(344)

Goodwill on acquisition	-

Satisfied by cash	214

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

Cash consideration	214
Purchase of Second Lien Notes	7,690
Cash and cash equivalents acquired	(1,008)

Net outflow of cash and cash equivalents in respect of the acquisition	6,896

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER VENTURES (continued)

2011 (continued)

(iii)	(continued)

Since the acquisition, CNOOC Canada Inc. contributed approximately RMB255 million to the Group’s turnover and approximately RMB15 million to the consolidated profit for 2011.

If the acquisition had taken place at the beginning of 2011, CNOOC Canada Inc. would have contributed approximately RMB2,418 million to the Group’s turnover and reduced the consolidated profit for the year by approximately RMB268 million for the year ended December 31, 2011.

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION

(a)	Segment results and other information

In previous years, the Group reported three segments that comprised independent operations, operations under joint arrangements and trading business. The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. Segmental reporting has been changed with effect from 2012, in line with the change in the way the Group’s businesses are managed by the chief operating decision makers. The Group now reports the business through three reporting segments: exploration and production (“E&P”), trading business and corporate. Within each segment, geographical segments are presented as well. Segment information for the years ended December 31, 2011 and 2010 has been restated to conform to current year’s presentation.

The following table presents the segment financial information for the Group for the years ended December 31, 2012, 2011 and 2010.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(a)	Segment results and other information (continued)

2012
	E&P					Trading business	Corporate	Eliminations	Consolidated
	PRC	Asia excluding PRC	Oceania	Africa	North America
Sales to external customers:
Oil and gas sales	166,061	6,689	1,857	14,666	5,501	-	-	-	194,774
Marketing revenues	-	-	-	-	-	50,771	-	-	50,771
Intersegment revenues	-	3,345	1,116	9,838	-	-	-	(14,299)	-
Other income	756	-	-	-	877	-	464	(15)	2,082

Total	166,817	10,034	2,973	24,504	6,378	50,771	464	(14,314)	247,627

Segment results
Operating expenses	(15,386)	(2,352)	(520)	(1,223)	(1,964)	-	-	-	(21,445)
Taxes other than income tax	(14,513)	-	(338)	(504)	(247)	-	(30)	-	(15,632)
Exploration expenses	(5,768)	(818)	(1)	(641)	(1,603)	-	(227)	15	(9,043)
Depreciation, depletion and amortisation	(24,476)	(1,434)	(193)	(4,350)	(2,322)	-	(128)	-	(32,903)
Special oil gain levy	(26,293)	-	-	-	-	-	-	-	(26,293)
Impairment and provision	(31)	-	-	-	-	-	-	-	(31)
Crude oil and product purchases	-	-	-	-	-	(50,532)	-	-	(50,532)
Selling and administrative expenses	(1,799)	(477)	(27)	(94)	(116)	(9)	(855)	-	(3,377)
Others	(131)	(164)	-	2	(837)	-	(100)	-	(1,230)

Interest income	6	-	3	-	-	-	1,441	(448)	1,002
Finance costs	(1,284)	(40)	(17)	(539)	(13)	(4)	(154)	448	(1,603)
Exchange gains/(losses), net	2	(38)	(2)	-	427	-	(30)	-	359
Investment income	-	-	-	-	-	-	2,567	(175)	2,392
Share of profits of associates	71	-	-	-	-	-	213	-	284
Share of losses of a joint venture	-	-	-	-	-	-	(311)	-	(311)
Non-operating income, net	896	-	-	-	-	-	12	-	908
Income tax expense	(19,435)	(1,213)	(228)	(5,011)	1	(2)	(593)	-	(26,481)

Segment profit/(loss) for the year	58,676	3,498	1,650	12,144	(296)	224	2,269	(14,474)	63,691

Other segment information
Segment assets	159,269	14,292	4,146	37,443	57,654	3,172	342,616	(186,539)	432,053
Investments in associates(ii)	1,080	-	-	-	-	-	2,777	-	3,857
Investment in a joint venture(ii)	-	-	-	-	-	-	20,160	-	20,160

Total assets	160,349	14,292	4,146	37,443	57,654	3,172	365,553	(186,539)	456,070

Non-current assets(i)	151,562	12,630	2,226	36,073	52,311	2	37,542	(14,261)	278,085

Segment liabilities	(148,650)	(5,664)	(2,457)	(30,621)	(57,089)	(3,020)	(69,866)	171,077	(146,290)

Total liabilities	(148,650)	(5,664)	(2,457)	(30,621)	(57,089)	(3,020)	(69,866)	171,077	(146,290)

Capital expenditures	41,735	3,062	2	14,266	11,681	2	310	-	71,058

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(a)	Segment results and other information (continued)

2011 (Restated)
	E&P					Trading business	Corporate	Eliminations	Consolidated
	PRC	Asia excluding PRC	Oceania	Africa	North America
Sales to external customers:
Oil and gas sales	163,386	7,638	2,096	14,841	1,318	-	-	-	189,279
Marketing revenues	-	-	-	-	-	50,469	-	-	50,469
Intersegment revenues	-	4,972	1,327	14,994	-	-	-	(21,293)	-
Other income	506	-	-	-	4	-	766	(80)	1,196
Total	163,892	12,610	3,423	29,835	1,322	50,469	766	(21,373)	240,944

Segment results
Operating expenses	(13,954)	(2,459)	(490)	(1,036)	(325)	-	-	-	(18,264)
Taxes other than income tax	(9,566)	-	(418)	(299)	(31)	-	(18)	-	(10,332)
Exploration expenses	(4,024)	(220)	(1)	(194)	(621)	-	(240)	80	(5,220)
Depreciation, depletion and amortisation	(23,716)	(1,521)	(229)	(4,387)	(562)	-	(106)	-	(30,521)
Special oil gain levy	(31,982)	-	-	-	-	-	-	-	(31,982)
Impairment and provision	(22)	-	-	-	-	-	-	-	(22)
Crude oil and product purchases	-	-	-	-	-	(50,307)	-	-	(50,307)
Selling and administrative expenses	(1,403)	(629)	(24)	(46)	(81)	(10)	(661)	-	(2,854)
Others	(519)	(266)	-	(11)	-	-	(39)	-	(835)

Interest income	14	-	3	-	-	-	1,663	(484)	1,196
Finance costs	(1,120)	(23)	(15)	(642)	(16)	(2)	(373)	484	(1,707)
Exchange gains/(losses), net	84	(3)	(1)	-	174	-	383	-	637
Investment income	-	-	-	-	-	-	1,853	(25)	1,828
Share of profits of associates	133	-	-	-	-	-	187	-	320
Share of profits of a joint venture	-	-	-	-	-	-	247	-	247
Non-operating income /(expenses), net	62	(59)	-	-	-	-	(566)	-	(563)
Income tax expense	(19,264)	(1,666)	(273)	(493)	1	(6)	(609)	-	(22,310)

Segment profit/(loss) for the year	58,615	5,764	1,975	22,727	(139)	144	2,487	(21,318)	70,255

Other segment information
Segment assets	142,929	13,921	3,857	28,130	47,254	4,232	277,106	(156,162)	361,267
Investments in associates(ii)	1,100	-	-	-	-	-	1,722	-	2,822
Investment in a joint venture(ii)	-	-	-	-	-	-	20,175	-	20,175

Total assets	144,029	13,921	3,857	28,130	47,254	4,232	299,003	(156,162)	384,264

Non-current assets(i)	137,341	11,844	2,423	26,441	44,598	1	29,810	(7,482)	244,976

Segment liabilities	(138,235)	(4,653)	(2,698)	(23,893)	(46,780)	(4,100)	(52,155)	151,106	(121,408)

Total liabilities	(138,235)	(4,653)	(2,698)	(23,893)	(46,780)	(4,100)	(52,155)	151,106	(121,408)

Capital expenditures	30,792	2,451	1	2,142	30,503	-	1,139	-	67,028

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(a)	Segment results and other information (continued)

2010 (Restated)
	E&P					Trading business	Corporate	Eliminations	Consolidated
	PRC	Asia excluding PRC	Oceania	Africa	North America
Sales to external customers:
Oil and gas sales	125,446	6,246	2,053	12,239	150	-	-	-	146,134
Marketing revenues	-	-	-	-	-	32,446	-	-	32,446
Intersegment revenues	-	4,520	1,193	11,925	-	-	-	(17,638)	-
Other income	1,273	1	-	119	-	-	166	(103)	1,456
Total	126,719	10,767	3,246	24,283	150	32,446	166	(17,741)	180,036

Segment results
Operating expenses	(11,735)	(2,424)	(470)	(983)	(35)	-	-	-	(15,647)
Taxes other than income tax	(6,495)	(9)	(332)	(256)	-	-	(17)	-	(7,109)
Exploration expenses	(4,312)	(567)	9	(550)	-	-	(166)	103	(5,483)
Depreciation, depletion and amortisation	(19,823)	(1,647)	(247)	(4,919)	(23)	-	(97)	-	(26,756)
Special oil gain levy	(17,706)	-	-	-	-	-	-	-	(17,706)
Impairment and provision	(27)	-	-	-	-	-	-	-	(27)
Crude oil and product purchases	-	-	-	-	-	(32,236)	-	-	(32,236)
Selling and administrative expenses	(1,414)	(589)	(18)	(79)	(61)	(7)	(871)	-	(3,039)
Others	(746)	(122)	-	21	-	-	(41)	-	(888)
						-
Interest income	12	-	21	-	-	-	1,879	(1,294)	618
Finance costs	(719)	(26)	(72)	(1,264)	-	(1)	(334)	1,294	(1,122)
Exchange (losses)/ gains, net	(28)	29	1	-	-	1	992	-	995
Investment income	-	-	-	-	-	-	767	(340)	427
Share of profits of associates	93	-	-	-	-	-	106	-	199
Share of profits of a joint venture	-	-	-	-	-	-	199	-	199
Non-operating income /(expenses), net	192	-	-	-	-	-	(50)	-	142
Income tax expense	(15,919)	(726)	(62)	(1,386)	-	(5)	(95)	-	(18,193)

Segment profit/(loss) for the year	48,092	4,686	2,076	14,867	31	198	2,438	(17,978)	54,410

Other segment information
Segment assets	130,078	15,355	4,227	32,344	16,570	3,160	265,087	(170,995)	295,826
Investments in associates(ii)	1,057	-	-	-	-	-	724	-	1,781
Investment in a joint venture(ii)	-	-	-	-	-	-	20,823	-	20,823

Total assets	131,135	15,355	4,227	32,344	16,570	3,160	286,634	(170,995)	318,430

Non-current assets(i)	125,548	12,779	2,782	30,818	16,528	1	22,897	(923)	210,430

Segment liabilities	(129,447)	(6,084)	(2,875)	(35,919)	(16,472)	(3,063)	(73,867)	165,063	(102,664)

Total liabilities	(129,447)	(6,084)	(2,875)	(35,919)	(16,472)	(3,063)	(73,867)	165,063	(102,664)

Capital expenditures	31,845	1,788	-	2,540	15,641	-	93	-	51,907

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(a)	Segment results and other information (continued)

(i)	The information on non-current assets above is based on the location of assets and excludes financial instruments and deferred tax assets.

(ii)	Detailed information on investments in associates and investment in a joint venture is disclosed in note 17 and note 18, respectively.

(iii)
In presenting the Group’s geographical information, revenues from external customers are based on the location where the revenues originate. 75% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

(b)	Information about major customers

The current year’s revenue of approximately RMB44,622 million (2011: RMB52,026 million, 2010: RMB34.384 million) and RMB18,259 million (2011: RMB33,591 million, 2010:RMB13.218 million) was derived from sales by the E&P segment in the PRC and the trading business segment to China Petroleum & Chemical Corporation and PetroChina Company Limited, respectively.

6.	OIL AND GAS SALES

	2010	2011	2012
Gross sales	152,887	195,759	198,428
Less: Royalties	(3,523)	(3,134)	(1,036)
PRC government’s share of oil	(3,230)	(3,346)	(2,618)

Oil and gas sales	146,134	189,279	194,774

7.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. MOF has decided to increase the threshold of the SOG Levy to US$55, with effect from November 1, 2011. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	2010	2011	2012
Crediting:
Interest income from bank deposits	(618)	(1,196)	(1,002)
Exchange gains, net	(995)	(637)	(359)

Investment income:
– Net gain from available-for-sale financial assets	(425)	(1,695)	(1,869)
– Net gain from held-to-maturity financial assets	(2)	(133)	(523)

	(427)	(1,828)	(2,392)

Charging:
Auditors’ remuneration:
– Audit fee	18	19	24
– Other fees	2	3	12

	20	22	36

Employee wages, salaries, allowances and social security costs	1,581	1,527	2,537

Equity-settled share option expenses	218	143	50

Depreciation, depletion and amortization:
– Property, plant and equipment	26,943	30,397	33,098
– Intangible assets	195	204	200
– Less: Net amount capitalized	(382)	(80)	(395)

	26,756	30,521	32,903

Operating lease rentals:
– Office properties	128	133	158
– Equipment	1,819	1,616	1,383

	1,947	1,749	1,541

Repairs and maintenance	2,867	3,011	4,229
Research and development costs	823	850	1,420
Provision for inventory obsolescence	27	22	31
Loss on disposal of property, plant and equipment	65	187	19
Insurance compensation on disposal of property,plant and equipment	-	(93)	(390)
Gain on disposal of a subsidiary	-	(372)	-
Donation to the CNOOC Marine Environmental and Ecological Protection Public Welfare Foundation	-	500	-

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	FINANCE COSTS

	2010	2011	2012

Interest on bank loans
which are repayable within five years	264	637	503
Interest on other loans	384	921	1,145
Other borrowing costs	34	30	183

Total borrowing costs	682	1,588	1,831

Less: Amount capitalized in property, plant and equipment (note 15)	(394)	(1,150)	(1,549)

	288	438	282
Other finance costs:
Unwinding of discount on provision for dismantlement (note 27)	754	1,312	1,359
Others	80	(43)	(38)

	1,122	1,707	1,603

The interest rates used to determine the amount of related borrowing costs for capitalization varied from 1.06585% to 6.375% (2011: from 0.9455% to 6.375%, 2010: from 4.1% to 6.375%) per annum during the year ended on December 31, 2012.

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

(i)	Directors’ remuneration

		Salaries,			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2012
Executive directors:

Li Fanrong (2)	773	-	-	81	854
Wu Guangqi	773	-	-	72	845

Subtotal	1,546	-	-	153	1,699

Non-executive directors:

Wang Yilin (3)	848	-	-	-	848
Yang Hua (5)	773	-	-	-	773
Zhou Shouwei(6)	788	-	-	-	788
Wu Zhenfang	773	-	-	-	773

Subtotal	3,182	-	-	-	3,182

Independent non-executive
directors:
Chiu Sung Hong	862	-	-	-	862
Lawrence J. Lau (8)	773	-	-	-	773
Tse Hau Yin, Aloysius	895	-	-	-	895
Wang Tao (9)	773	-	-	-	773
Subtotal	3,303	-	-	-	3,303
Total	8,031	-	-	153	8,184

2011
Executive directors:

Li Fanrong (2)	788	-	-	75	863
Wu Guangqi	788	-	-	73	861

Subtotal	1,576	-	-	148	1,724

Non-executive directors:

Wang Yilin (3)	591	-	-	-	591
Fu Chengyu (4)	197	-	-	-	197
Yang Hua (5)	788	-	-	68	856
Zhou Shouwei(6)	879	-	-	-	879
Wu Zhenfang	788	-	-	-	788

Subtotal	3,243	-	-	68	3,311

Independent non-executive
directors:
Edgar W. K. Cheng (7)	722	-	-	-	722
Chiu Sung Hong	879	-	-	-	879
Lawrence J. Lau(8)	788	-	-	-	788
Tse Hau Yin, Aloysius	913	-	-	-	913
Wang Tao(9)	788	-	-	-	788
Subtotal	4,090	-	-	-	4,090
Total	8,909	-	-	216	9,125

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (Continued)

(i)	Directors’ remuneration(continued)

2010
		Salaries,			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses(1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive directors:
Yang Hua (5)	828	2,607	2,004	81	5,520
Li Fanrong (2)	483	807	576	26	1,892
Wu Guangqi	828	1,298	663	77	2,866

Subtotal	2,139	4,712	3,243	184	10,278

Non-executive directors:
Fu Chengyu (4)	828	1,988	1,704	58	4,578
Zhou Shouwei (6)	924	-	-	-	924
Cao Xinghe (10)	345	-	-	-	345
Wu Zhenfang	828	-	-	-	828

Subtotal	2,925	1,988	1,704	58	6,675

Independent non-executive
directors:
Edgar W. K. Cheng (7)	-	-	-	-	-
Chiu Sung Hong	924	-	-	-	924
Lawrence J. Lau (8)	414	-	-	-	414
Tse Hau Yin, Aloysius	959	-	-	-	959
Wang Tao (9)	-	-	-	-	-

Subtotal	2,297	-	-	-	2,297

Total	7,361	6,700	4,947	242	19,250
Share options (11)

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Executive directors:
Yang Hua (5)	4,732	-	-
Li Fanrong (2)	-	-	-
Wu Guangqi	4,011	4,687	2,965
Subtotal	8,743	4,687	2,965
Non-executive directors:
Fu Chengyu(4)	8,728	-	-
Yang Hua (5)	-	5,483	3,762
Zhou Shouwei (6)	5,360	5,503	2,874
Wu Zhenfang	3,969	4,596	2,874
Subtotal	18,057	15,582	9,510
Independent non-executive
directors:
Edgar W. K. Cheng (7)	-	-	-
Chiu Sung Hong	-	-	-
Lawrence J. Lau (8)	-	-	-
Tse Hau Yin, Aloysius	-		-
Wang Tao (9)	-	-	-
Subtotal	-	-	-
Total	26,800	20,269	12,475

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration(continued)

Notes:
(1)
Fees, salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors. All the executive directors have voluntarily waived their salaries, allowances, benefits in kind and performance related bonuses in 2012 and 2011.

(2)
Mr. Li Fangrong was appointed as a non-executive director with effect from May 24, 2010 and was re-designated to executive director with effect from September 16, 2010. On November 23, 2011, Mr. Li Fanrong was appointed as the Chief Executive Officer of the Company.

(3)
On April 15, 2011, Mr. Wang Yilin was appointed as the Chairman of the Board of Directors and Non-executive Director of the Company. On March 28, 2012, Mr. Wang Yilin was appointed as the Chairman of the Nomination Committee.

(4)
Mr. Fu Chengyu was re-designated from executive director to non-executive director with effect from September 16, 2010. On April 15, 2011, Mr. Fu Chengyu resigned as the Chairman of the Board of Directors and a Non-executive Director of the Company.

(5)
Mr. Yang Hua was appointed as the Vice Chairman of the Board of Directors and Chief Executive Officer of the Company with effect from September 16, 2010. On November 23, 2011, Mr. Yang Hua resigned as the Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-executive Director of the Company and continues to serve as the Vice Chairman of the Board of Directors.

(6)	On March 28, 2012, Mr. Zhou Shouwei ceased serving as Chairman and a member of the Nomination Committee.
(7)
On November 3, 2011, Mr. Edgar W. K. Cheng resigned as an Independent Non-Executive Director and a member of the Nomination Committee of the Company. Dr. Edgar W. K. Cheng has voluntarily waived his remuneration as director in 2010.

(8)	Professor Lawrence J. Lau has voluntarily waived his remuneration as director from January to June in 2010.
(9)	Mr. Wang Tao has voluntarily waived his remuneration as director in 2010.
(10)	Mr. Cao Xinghe retired as a non-executive director of the Company with effect from Many 24, 2010.
(11)
This item represents the fair value of share options for the directors measured according to the Group’s accounting policy as set out in note 3. No Directors exercised any share option in 2011 or 2012. During the year, no new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company. Further details of share option scheme and valuation techniques are set out in note 28 to the financial statements.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

(ii)	Other key management personnel’s (excluding Directors’) remuneration

	2010	2011	2012

Short term employee benefits	4	6	6
Pension scheme contributions	1	1	1
Amount paid/payable during the year	5	7	7
Share options *	23	27	21
Total compensation	28	34	28

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:
	Number of employees
	2010	2011	2012

Nil to RMB 2,000,000	2	2	1
RMB 2,000,001 to RMB 5,000,000	6	-	7
RMB 5,000,001 to RMB 6,000,000	-	6	-
RMB 6,000,001 to RMB 7,000,000	-	-	-
	8	8	8

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(ii)	Other key management personnel’s (excluding Directors’) remuneration (continued)

*
This item represents the fair value of share options measured according to the Group’s accounting policy as set out in Note 3. No other key management personnel exercised any share option in 2010, 2011 and 2012.

11.	FIVE HIGHEST PAID EMPLOYEES

During 2012, none (2011:one; 2010: three) of the directors, details of whose remuneration are disclosed in note 10 (i) above, received an amount which falls within the category of the five highest paid emplyees. Details of the remuneration of the five (2011:four; 2010: two) highest paid employees who are not the directors, for the year are as follows:

	2010	2011	2012

Fees*	-	-	-
Basic salaries, allowances and benefits in kind*	3	4	7
Performance-related bonuses	1	2	2
Pension scheme contributions	-	-	-

Amount paid/payable during the year	4	6	9
Share options **	6	17	13

	10	23	22

*	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

**
This item represents the fair value of share options measured according to the Group’s accounting policy as set out in Note 3. None of the five highest paid employees exercised any share option in 2012 or 2011.During the year, no new share options was granted to the five highest paid employees in respect of their services to the Group. Further details are included in note 28.

The remuneration of the five (2011: four, 2010: two) highest paid employees, who are not the directors falls within the following bands:

	2010	2011	2012

Nil to RMB5,000,000	1	-	4
RMB5,000,001 to RMB5,500,000	1	1	-
RMB5,500,001 to RMB6,000,000	-	2	-
RMB6,000,001 to RMB6,500,000	-	-	-
RMB6,500,001 to RMB8,000,000	-	1	1

	2	4	5

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2011: 16.5%, 2010:16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from January 1, 2008.

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

As of December 31, 2012, management of the Company has not provided any deferred tax liabilities related to earnings derived by the Company from its overseas subsidiaries since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	2010	2011	2012

Overseas
Current income tax	1,202	1,532	8,177
Deferred tax	976	906	(1,722)
PRC
Current income tax	17,434	21,309	20,662
Deferred tax	(1,419)	(1,437)	(636)

Total tax charge for the year	18,193	22,310	26,481

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	2010	2011	2012
	%	%	%

Statutory PRC enterprise income tax rate	25.0	25.0	25.0
Effect of different tax rates for overseas subsidiaries*	0.3	(0.5)	4.4
Tax credit from the government	(0.1)	(0.2)	(0.2)
Tax reported in equity-accounted entities	(0.1)	(0.2)	-
Others	-	-	0.2

Group’s effective income tax rate	25.1	24.1	29.4

*	The higher effective tax rate for the year ended 31 December 2012 was primarily due to the full utilisation of investment tax credits applicable to Nigeria OML130 Project in 2011.

The movements of deferred tax liabilities are as follows:

	2010	2011	2012

At January 1	7,440	6,841	5,488
Credited to the profit and loss	(443)	(531)	(2,358)
Disposal of a subsidiary	-	(549)	-
Unrecognised gain for available-for-sale assets	-	-	237
Exchange differences	(156)	(273)	(4)

At December 31	6,841	5,488	3,363

Principal components of deferred tax balances are as follows:

		2011	2012

	Deferred tax assets
	Provision for retirement and termination benefits	50	29
	Provision for dismantlement	3,237	4,149
	Impairment of property, plant and equipment	719	717
	Losses available for offsetting against future taxable profit	4,002	1,244
	Others	299	531

		8,307	6,670

	Deferred tax liabilities
	Accelerated tax depreciation of oil and gas properties	(13,526)	(9,315)
	Non-current liabilities	(88)	(233)
	Unrecognised gain for available-for-sale assets	-	(237)
	Others	(181)	(248)

		(13,795)	(10,033)

	Net deferred tax liabilities	(5,488)	(3,363)

Of which –	deferred tax assets	-	40
	deferred tax liabilities	(5,488)	(3,403)

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

As at December 31, 2012, the Group had approximately RMB15,474 million (2011: RMB25,829 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. The US and Canadian tax losses expire in 14 to 20 years after generation. The Uganda tax losses have no fixed expiry date.

Deferred tax assets in respect of the above tax losses are recognised only to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences. As at December 31, 2012, the Group's recognized tax losses amounted to RMB3,555 million (2011: RMB10,975 million). Unrecognised tax losses, where recovery is not currently expected, amounted to RMB11,919 million (2011: RMB14,854  million).

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

–
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts;

–
Mineral resource compensation at the temporary rate of 1% (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011;

–	Export tariffs at the rate of 5% on the export value of petroleum oil;

–	Business tax at rates of 3% to 5% or value-added tax at the rate of 6% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes and business tax and value-added tax;

–	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

–	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company's non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditures.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

13.	DIVIDENDS

	2010	2011	2012

Declared and paid during the year:
Interim dividend	8,100	9,106	5,444
Final dividend	7,795	9,287	10,191

Total dividends paid in the year	15,895	18,393	15,635

Weighted average number of ordinary shares	44,669,199,984	44,668,570,359	44,646,305,984
Dividend per ordinary share	RMB0.36	RMB0.41	RMB0.35

Final dividend proposed by the Board of Directors at HK$0.32 per ordinary share (2011: HK$0.28 per ordinary share, 2010: HK$0.25 per ordinary share) - not recognized as a liability as at the end of the reporting period	9,421	10,142	11,563

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

14.	EARNINGS PER SHARE

	2010	2011	2012

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	54,410	70,255	63,691

Number of shares
Number of ordinary shares issued at the beginning of the year, excluding repurchased but not cancelled shares	44,669,199,984	44,669,199,984	44,646,305,984

Weighted average number of ordinary shares for the basic earnings per share calculation	44,669,199,984	44,668,570,359	44,646,305,984

Effect of dilutive potential ordinary shares under the share option schemes	151,987,482	185,044,651	161,736,346

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,821,187,466	44,853,615,010	44,808,042,330

Earnings per share:
Basic (RMB Yuan)	1.22	1.57	1.43
Diluted (RMB Yuan)	1.21	1.57	1.42

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total

Cost:

At January 1, 2011	293,257	673	293,930
Additions	43,772	97	43,869
Acquisitions	25,338	1,083	26,421
Disposals and write-offs	(10,137)	(9)	(10,146)
Exchange differences	(4,500)	(2)	(4,502)

At December 31, 2011	347,730	1,842	349,572

At January 1, 2012	347,730	1,842	349,572
Additions	56,335	267	56,602
Acquisitions	10,781	-	10,781
Disposals and write-offs	(2,465)	(18)	(2,483)
Exchange differences	(351)	-	(351)

At December 31, 2012	412,030	2,091	414,121

Accumulated depreciation, depletion and amortization:

At January 1, 2011	(106,900)	(352)	(107,252)
Depreciation charge for the year	(30,336)	(61)	(30,397)
Disposals and write-offs	7,748	8	7,756
Exchange differences	887	1	888

At December 31, 2011	(128,601)	(404)	(129,005)

At January 1, 2012	(128,601)	(404)	(129,005)
Depreciation charge for the year	(33,034)	(64)	(33,098)
Disposals and write-offs	26	14	40
Exchange differences	74	-	74

At December 31, 2012	(161,535)	(454)	(161,989)

Net book value:
At January 1, 2012	219,129	1,438	220,567

At December 31, 2012	250,495	1,637	252,132

Included in the current year’s additions was an amount of approximately RMB1,549 million (2011: approximately RMB1,150 million) in respect of interest capitalized in property, plant and equipment (note 9). Included also in the depreciation charge for the year was an amount of approximately RMB2,990 million (2011: approximately RMB3,268 million) in respect of a depreciation charge on dismantlement cost capitalized in oil and gas properties.

Disposals and write-offs include approximately RMB876 million related to unproved properties of Niobrara project located in United States. The write-off of the unproved property was primarily due to the unfavorable exploration drilling results in 2012 in certain blocks.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

16.	INTANGIBLE ASSETS

	Gas processing right under NWS Project	Software	Total

Cost:

At January 1, 2011	1,215	491	1,706
Additions	-	132	132
Disposal	-	-	-
Exchange differences	(59)	-	(59)

At December 31, 2011	1,156	623	1,779

At January 1, 2012	1,156	623	1,779
Additions	-	142	142
Disposal	-	-	-
Exchange differences	(3)	-	(3)

At December 31, 2012	1,153	765	1,918

Accumulated amortization:

At January 1, 2011	(296)	(262)	(558)
Amortization charge for the year	(79)	(125)	(204)
Disposal	-	-	-
Exchange differences	16	-	16

At December 31, 2011	(359)	(387)	(746)

At January 1, 2012	(359)	(387)	(746)
Amortization charge for the year	(64)	(136)	(200)
Disposal	-	-	-
Exchange differences	1	-	1

At December 31, 2012	(422)	(523)	(945)

Net book value:
At January 1, 2012	797	236	1,033

At December 31, 2012	731	242	973

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENTS IN ASSOCIATES

Name of associates	Place and date of establishment	Nominal value of ordinary shares issued and paid up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Shanghai Petroleum	Shanghai, PRC	RMB900 million	30%	Offshore petroleum exploration,
Corporation Limited	7 September, 1992			development, production
				and sales in the PRC
CNOOC Finance	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer,
Corporation Limited*	14 June , 2002			settlement, loan, discounting
				and other financing services to
				CNOOC and its member entities

Northern Cross (Yukon) Limited	Yukon, Canada 19 September, 1994	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

*	The registered capital of CNOOC Finance Corporation Limited was increased to RMB4 billion on 1 November 2012, and the percentage of equity attributable to the Group remains unchanged.

None of the associates is audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

The Group’s investments in associates represent:

	2011	2012
Share of net assets	2,822	3,857

None of the Group’s associates are considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates:

	2010	2011	2012

Profit for the year	199	320	284
Other comprehensive income	3	(20)	21
Total comprehensive income	202	300	305

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

18.	INVESTMENT IN A JOINT VENTURE

Particulars of the principal joint venture entities are as follows:

Name of entity	Place and date of establishment	Nominal value of ordinary share issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Bridas Corporation	British Virgin Islands September 15, 1993	US$ 102,325,582	50%	Investment holding

The joint venture is not audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

Summarized financial information of the joint venture is disclosed below:

	2011	2012
Cash and cash equivalents	2,410	2,457
Other current assets	1,585	4,994
Total current assets	3,995	7,451

Non-current assets, excluding goodwill	51,855	50,666
Goodwill	3,566	3,557
Total assets	59,416	61,674

Current financial liabilities (excluding trade and other payables and provisions)	(1,139)	(2,252)
Other current liabilities	(2,254)	(2,840)
Total current liabilities	(3,393)	(5,092)

Non-current financial liabilities	(3,361)	(3,119)
Other non-current liabilities	(12,312)	(13,144)
Total non-current liabilities	(15,673)	(16,263)
Total liabilities	(19,066)	(21,355)

Net assets	40,350	40,319

Net assets, excluding goodwill	36,784	36,762

Revenue	9,882	31,650
Depreciation, depletion and amortization	(2,940)	(2,922)
Interest income	50	47
Finance costs	(355)	(599)

Profit/(Loss) before tax	1,062	(967)
Income tax expense	(568)	345
Profit/(Loss) after tax	494	(622)
Other comprehensive income	-	-
Total comprehensive income/(loss)	494	(622)

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

18.	INVESTMENT IN A JOINT VENTURE (continued)

Reconciliation of the summarized financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:

	2011	2012

Group share of net assets of joint venture, excluding goodwill	18,392	18,381
Goodwill on acquisition less cumulative impairment	1,783	1,779
Impairment of investment in a joint venture	-	-
Carrying amount of investment in joint venture	20,175	20,160

No dividend was received from the joint venture in 2011 and 2012.

19.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2011	2012
Current:
Non-publicly traded investments, at fair value:
Private equity funds	15	15
Corporate wealth management products (1)	18,500	52,310
Liquidity funds (2)	9,061	9,470

	27,576	61,795

Non-current:
Publicly traded investments, at fair value:
Equity investment in MEG (3)	7,365	5,516
Non-publicly traded investments, at cost:
Private equity fund in Kerogen Energy Fund (4)	-	1,535

	7,365	7,051

The fair values of publicly traded investments are based on quoted market prices. The fair values of non-publicly traded investments are based on fund managers’ quotations. The directors believe that the estimated fair values quoted by fund managers are reasonable, and that they are the most appropriate values at the reporting date.

(1)	The corporate wealth management products matured from January 5, 2013 to October 22, 2013.
(2)	The liquidity funds have no fixed maturity date and no coupon rate.
(3)
The equity investment represents an investment in the equity securities of MEG Energy Corporation (“MEG”). As at December 31, 2012, the investment in MEG was stated at the quoted market price. MEG is principally engaged in the exploitation and production of oil sands.

(4)
The private equity fund represents an investment in Kerogen Energy Fund and is stated at cost less any impairment, as there is no market price available. Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry.

During the year, the net loss on the Group’s available-for-sale investments, net of tax, recognised directly in other comprehensive loss amounted to RMB1,128 million (2011: other comprehensive income RMB800 million).

In addition, there were no realised gains of the Group transferred from other comprehensive income to the profit and loss for the year (2011: nil) upon the disposal of the related available-for-sale financial assets.

None of the financial assets above is either past due or impaired.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

20.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were pledged deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People’s Republic of China, the Group accrues dismantlement cost for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specific dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilised for any other purposes but the dismantlement of oil and gas production facilities in the future. As of December 31, 2012, the balance of the specified dismantlement fund accounts was RMB547 million (December 31, 2011: nil).

21.	INVENTORIES AND SUPPLIES

	2011	2012

Materials and supplies	3,510	4,023
Oil in tanks	986	1,371
Less: Provision for inventory obsolescence	(116)	(147)

	4,380	5,247

The provision for inventory obsolescence during the year was approximately RMB31 million (2011: approximately RMB22 million).

22.	TRADE RECEIVABLES

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at December 31, 2012 and 2011, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

23.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s bank deposits were 1.7% per annum (2011: 2.7% per annum) and 0.38% per annum (2011: 1.1% per annum), respectively,for the year ended December 31, 2012.

24.	TRADE AND ACCRUED PAYABLES

As at December 31, 2012 and 2011, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing and are normally settled within six months.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2011	2012

Accrued payroll and welfare payable	888	1,118
Provision for retirement and termination benefits	280	273
Accrued expenses	65	69
Advances from customers	96	177
Royalties payable	376	461
Special oil gain levy payable	14,989	8,755
Provision for dismantlement (note 27)	31	-
Other payables*	5,492	6,582

	22,217	17,435

*  Other payables are non-interest-bearing and have an average term of less than one year.

26.	LOANS AND BORROWINGS

Current

		2011			2012
	Effective interest rate and final maturity	Bank loan	Notes/ Bonds	Total	Bank loan	Notes/ Bonds	Total
Short-term loans and borrowings
General loans	LIBOR+0.85% to 1.85% per annum with maturity within one year	16,193	-	16,193	27,343	-	27,343
		16,193	-	16,193	27,343	-	27,343
Loans and borrowings due within one year
For Tangguh LNG Project*****	LIBOR+0.23% to 0.38% per annum with maturity within one year	207	-	207	231	-	231
For Nigeria OML130 Project	LIBOR+4% per annum with maturity within one year	369	-	369	-	-	-
Finance(2002)*			3,150	3,150		-	-
Finance (2003)**		-	-	-	-	1,256	1,256
		576	3,150	3,726	231	1,256	1,487
		16,769	3,150	19,919	27,574	1,256	28,830

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	LOANS AND BORROWINGS (continued)

Non-current

		2011			2012
	Effective interest rate and final maturity	Bank loan	Notes/ Bonds	Total	Bank loan	Notes/ Bonds	Total
For Tangguh LNG Project*****	LIBOR+0.23% to 0.38% per annum with maturity through 2021	2,562	-	2,562	2,326	-	2,326
Finance (2003)**		-	3,102	3,102	-	1,843	1,843
Finance (2011)***		-	12,412	12,412	-	12,396	12,396
Finance (2012)****		-	-	-	-	12,491	12,491
		2,562	15,514	18,076	2,326	26,730	29,056

*
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 was issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company, and the notes were repaid in March 2012.

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

****
The principal amount of US$1,500 million of 3.875% guaranteed notes due in 2022 and the principal amount of US$500 million of 5.000% guaranteed notes due in 2042 were issued by CNOOC Finance (2012) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2012) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

*****	The amount represented the Group share of utilized bank loans in Tangguh Liquified Natural Gas Project (the “Tangguh LNG Project”).

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	LOANS AND BORROWINGS (continued)

Non-current (continued)

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

As at December 31, 2012, all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	LOANS AND BORROWINGS (continued)

The maturities of the long term bank loans are as follows:

	2011	2012

Repayable:
Within one year	576	231
After one year but within two years	221	249
After two years but within three years	251	279
After three years but within four years	281	309
After four years but within five years	312	332
After five years	1,497	1,157
	3,138	2,557

Amount due within one year shown under current liabilities	(576)	(231)

	2,562	2,326

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during the	during the	during the
December 31	at year end	at year end	year	year*	year**
2011	3,138	1.35%	8,134	5,636	2.19%
2012	2,557	0.76%	3,138	2,847	1.06%

*	The average amount outstanding is computed by averaging the outstanding principal balances as at January 1 and December 31 of each year.

**	The weighted average interest rate is computed by averaging the interest rates as at January 1 and December 31 of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	PROVISION FOR DISMANTLEMENT

	2011	2012

At January 1	16,012	24,995
Capitalized in oil and gas properties*	7,718	3,057
Acquisition of a subsidiary	151	-
Utilized	(156)	-
Unwinding of discount** (note 9)	1,312	1,359
Exchange differences	(42)	(5)

At December 31	24,995	29,406

Current portion of dismantlement included in other payables and accrued liabilities (note 25)	(31)	-

At December 31	24,964	29,406

*	The amount is included in the additions of oil and gas properties in note 15.
**	The discount rate used for calculating the amount of unwinding of the discount are within the range of 4% to 5% (2011: 5%).

28.	SHARE CAPITAL

		Share capital	Issued share capital equivalent of
Share	Number of shares	HK$ million	RMB million

Authorized:
Ordinary shares of HK$0.02 each
as at December 31, 2012 and December 31, 2011	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at January 1,2011	44,669,199,984	893	949

As at December 31,2011	44,659,180,984	893	949

Shares repurchased and cancelled*	(12,875,000)	-	-
As at December 31, 2012	44,646,305,984	893	949

*
During the year of 2011, the Company purchased 22,894,000 of its shares with an aggregate cash payment of HK$315,016,715 on the Stock Exchange of Hong Kong Limited (“HKSE”). 10,019,000 shares were cancelled by the Company in 2011 and the remaining 12,875,000 shares were cancelled on January 10, 2012.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	SHARE CAPITAL (continued)

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	SHARE CAPITAL (continued)

Share option schemes (continued)

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

2005 Share Option Scheme (continued)

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

No new share option was granted during the year (2011: nil) and the Group recognised an equity-settled share option expense of approximately RMB50 million (2011: RMB143 million) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2011		2012
	Number of share options	Weighted average exercise price HK$	Number of share options	Weighted average exercise price HK$
Outstanding at the beginning of the year	474,054,900	9.14	420,960,900	9.56
Granted during the year	-	-	-	-
Forfeited during the year	(53,094,000)	5.87	(9,806,000)	11.48
Exercised during the year	-	-	-	-

Outstanding at end of year	420,960,900	9.56	411,154,900	9.51

Exercisable at the end of the year	328,525,000	8.91	380,171,000	9.25

No share options had been cancelled or modified during the years ended December 31, 2011 and 2012.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 0.92% of the Company’s shares in issue as at that date (2011: 0.94%). The weighted average remaining contractual life of share options outstanding at the end of the year was 5.06 years (2011: 6.09 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 411,154,900 additional ordinary shares of the Company and additional share capital of RMB6,667,699 and share premium of RMB3,164,432,651.

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

As at December 31, 2012, the general reserve fund amounted to RMB10,000 million (2011: RMB10,000 million), representing 50% (2011: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the "Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry" and the implementation guidance issued by the Ministry of Finance of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilized, additional expenses incurred for safety production purpose are charged directly to the profit or loss for the year. As of December 31, 2012, the Group’s safety fund reserve accrued but not utilised under the PRC regulations amounted to nil (2011: nil).

In accordance with the relevant accounting principles required by the local authorities, as at December 31, 2012, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB253,196 million (2011: RMB205,055 million).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC.  The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The Company entered into a comprehensive framework agreement with CNOOC on November 1, 2010 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2011. The continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on November 24, 2010. The annual caps of the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories for the years 2012 and 2013 were revised in 2012. The approved related party/continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

a)       Provision of exploration and support services
b)       Provision of oil and gas development and support services
c)       Provision of oil and gas production and support services
d)       Provision of marketing, management and ancillary services
e)       FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

3.	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)
b)	Long term sales of natural gas and liquefied natural gas

Pricing principles
The related party/continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by the CNOOC Group to the Group and paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

Comprehensive framework agreement with CNOOC in respect of a range of products and services (continued)

For services provided by the CNOOC Group to the Group as described above, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of the CNOOC Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The related party/continuing connected transactions referred to in paragraph 1(e) above provided by the CNOOC Group to the Group are at market prices on normal commercial terms which are calculated on a daily basis.

The related party/continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to the CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The related party/continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to the CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

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

Pricing principles (continued)
The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	2010	2011	2012

Provision of exploration and support services	5,462	6,625	8,349
- Inclusive of amounts capitalized under property, plant and equipment	2,359	3,480	4,060
Provision of oil and gas development and support services	14,190	13,544	23,857
Provision of oil and gas production and support services (note a)	5,229	6,675	7,523
Provision of marketing, management and ancillary services (note b)	759	521	770
FPSO vessel leases (note c)	1,452	1,253	1,127

	27,092	28,618	41,626

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group

The Group did not enter into any transactions in this category for the years ended December 31, 2010, 2011 and 2012.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2010	2011	2012

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) (note d)	90,869	127,270	157,441
Long term sales of natural gas and liquefied natural gas (note e)	4,434	5,896	5,937

	95,303	133,166	163,378

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	2010	2011	2012

Interest income from deposits in CNOOC Finance (note f)	72	124	323

(b)	Deposits made by the Group

	2011	2012

Deposits in CNOOC Finance (note f)	9,800	18,227

(v)	Balances with the CNOOC Group

	2011	2012

Amount due to CNOOC
- included in other payables and accrued liabilities	456	337
Amount due to other related parties
- included in trade and accrued payables	11,075	11,975
	11,531	12,312
Amounts due from other related parties
– included in trade receivables	10,058	15,362
– included in other current assets	254	431
	10,312	15,793

(vi)	Balances with a joint venture

	2011	2012

Amounts due from a joint venture
- included in held-to-maturity financial assets	44	-
- included in other current assets	-	88
	44	88

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(vii)	Transactions and balances with other state owned enterprises

The Group enters into extensive transactions covering purchases or sales of crude oil, natural gas, property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non state owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state owned enterprises are individually not significant.  The individually significant sales transactions with these state owned enterprises are disclosed in note 35. In addition, the Group had certain of its cash and time deposits and outstanding short-term bank loans with certain state-owned banks in the PRC as at December 31, 2012, as summarized below:

	2011	2012

Cash and cash equivalents	12,524	41,833
Time deposits with financial institutions	14,976	1,077
Specific dismantlement fund accounts (note 20)	-	547
	27,500	43,457

Short-term loans	11,153	10,057

Interest rates for the above time deposits, dismantlement fund and short term loans are at prevailing market rates.

(viii)	Key management personnel’s remuneration

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

c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)
It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

Notes: (continued)

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated August 20, 2010, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from January 1, 2011 to December 31, 2013. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest, excluding funds placed for the purpose of extending entrustment loan services) during the period.

Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

On August 3, 2012, CNOOC China Limited, a wholly-owned subsidiary of the Company, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (the “Cooperation Agreement”) with China United Coalbed Methane Corporation Limited (“CUCBM”) in connection with the exploration, development, production and sale of Coalbed Methane (“CBM”) and CBM products within the contract areas (as defined in the Cooperation Agreement). The term of the Cooperation Agreement commences on the effective date and expires on the later of (i) 30 years from the effective date of the Cooperation Agreement, and (ii) the end of the production period of the last CBM field (as defined in the Cooperation Agreement) in the contract areas, unless otherwise agreed by CNOOC China Limited and CUCBM. The Cooperation Agreement and the transactions contemplated thereunder were approved by independent shareholders of the Company on August 21, 2012. As at the date of the Cooperation Agreement, CNOOC China Limited expected to incur total expenses of RMB9,933.3 million (being (1) RMB9,713.3 million for the initial three years of the five years’ exploration period, plus (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period).

CUCBM is a connected person of the Company, hence the Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules. As of December 31, 2012, the accumulated investment incurred was RMB211 million.

Capital injection into CNOOC Finance

For the purpose of meeting external regulatory requirements as well as enhancing risk resilience and developmental strength, CNOOC China Limited, China Offshore Oil & Gas Development & Utilisation Company (“CNOOC Oil & Gas”), an enterprise in the PRC and a wholly-owned subsidiary of CNOOC,  CNOOC, the controlling shareholder of the Company, and Offshore Oil Engineering Co., Ltd. (“COOEC”), a company limited by shares incorporated in the PRC with its shares listed on the Shanghai Stock Exchange and with CNOOC as its controlling shareholder, entered into a Capital Injection Agreement (the “Capital Injection Agreement”) on August 27, 2012 with CNOOC Finance, which is a subsidiary of CNOOC and therefore a connected person of the Company by virtue of being an associate of CNOOC as defined by the Listing Rules. Pursuant to the Capital Injection Agreement, CNOOC China Limited, CNOOC, CNOOC Oil & Gas and COOEC agreed to inject further capital into CNOOC Finance according to their respective holding of equity interests in CNOOC Finance as at the date of the Capital Injection Agreement (the “Capital Injection”). Under the Capital Injection Agreement, CNOOC China Limited subscribed for CNOOC Finance's increased registered capital according to its holding of equity interests therein, which was RMB822,084,806 at the date of the Capital Injection Agreement. Upon completion of the Capital Injection, the respective holding of equity interests of CNOOC China Limited, CNOOC, CNOOC Oil & Gas and COOEC in CNOOC Finance will remain unchanged, being approximately 31.80%, 62.90%, 3.53% and 1.77% respectively.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

Capital injection into CNOOC Finance (continued)

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

During the year, the Group’s pension costs charged to the consolidated financial statement of comprehensive income amounted to RMB178 million (2011: RMB123 million, 2010: RMB118 million).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2010	2011	2012

Profit before tax	72,603	92,565	90,172

Adjustments for:
Interest income on bank deposits	(618)	(1,196)	(1,002)
Finance costs	1,109	1,682	1,579
Exchange gains, net	(995)	(637)	(359)
Share of profits of associates	(199)	(320)	(284)
Share of (profits)/losses of a joint venture	(199)	(247)	311
Investment income	(427)	(1,828)	(2,392)
Impairment & Provision	27	22	31
Depreciation, depletion and amortization	26,756	30,521	32,903
Loss on disposal and write-off of property, plant and equipment	1,175	706	2,270
Unwinding of discount on long term guaranteed notes	13	25	24
Equity-settled share option expense	218	143	50
Gain from disposal of a subsidiary	-	(372)	-
Others	-	(13)	-
	99,463	121,051	123,303

Increase in trade receivables	(6,689)	(982)	(2,962)
Increase in inventories and supplies	(475)	(319)	(496)
(Increase)/decrease in other current assets	(11,880)	9,840	(975)
Increase in trade and accrued payables, other payables and accrued liabilities	2,252	1,404	4,173
(Decrease)/increase in other taxes payable	3,250	9,815	(5,307)

Cash generated from operations	85,921	140,809	117,736

33.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at December 31, 2012, the Group had the following capital commitments*, principally for the construction and purchase of property, plant and equipment:

	2011	2012
Contracted, but not provided for **	15,219	27,502
Authorized, but not contracted for	59,584	80,682

*	The capital commitments do not include investment commitments for acquisitions of equity interest or working interest, which have been disclosed in note 4.

**
The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB11,375 million (2011:  RMB3,221 million) contracted with the CNOOC Group.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES (continued)

(i)	Capital commitments (continued)

Capital commitments of a joint venture:

	2011	2012
Contracted, but not provided for	-	350
Authorized, but not contracted for	1,384	187

As at December 31, 2012, the Group had unutilised banking facilities amounting to approximately RMB57,662 million (2011: RMB160,580 million).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 3 month to 10 years.

As at December 31, 2012, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2011	2012

Commitments due:
Within one year	191	334
In the first to second years, inclusive	30	55
After the second but before the fifth years, inclusive	18	31
After the fifth year	2	-

	241	420

The above table includes minimum lease payments of approximately RMB202 million (2011: RMB145 million) to the CNOOC Group.

Office properties commitments of a joint venture:

	2011	2012

Commitments due:
Within one year	7	7
In the first to second years, inclusive	6	6
After the second but before the fifth years, inclusive	11	7

	24	20

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 9 months to 25 years.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

(b)	Plant and equipment (continued)

As at December 31, 2012, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2011	2012

Commitments due:
Within one year	783	585
In the first to second years, inclusive	444	292
After the second but before the fifth years, inclusive	606	666
After five years	313	1,173

	2,146	2,716

The above table includes a commitment of approximately RMB1,379 million (2011: RMB1,783 million) to the CNOOC Group.

(iii)	Contingencies

(a)
On January 8,  2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on April 20, 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. Accordingto the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High Court (“FHC”). In March 2011, the FHC delivered a binding judgement in favour of the Company, agreeing that the Company is not subject to Value Added Tax for the OML130 Transaction. The judgement was appealed by counterparties to the High Court. After seeking legal advice, the Company’s management believes that the Company has reasonable grounds in defending for such an appeal. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)
On October 26, 2011, the Company received a notice of assessment from Federal Inland Revenue Service of Nigeria (“FIRS”), confirming that the effective Petroleum Profit Tax (“PPT”) and related tax in the year of 2010 for the Company’s investment in OML130 project, shall be calculated and payable on the basis of the PPT Tax Return prepared by Nigerian National Petroleum Corporation. The Company contested the notice of assessment. On January 13, 2012, the Company, together with SAPETRO (collectively referred to as the “PSC Partners”), has filed an appeal in relation thereto to the local Tax Appeal Tribunal (“TAT”).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies (continued)

The Company received a notice of assessment issued by FIRS on June 13, 2012, stating that the investment tax allowance (“ITA”), instead of investment tax credit (“ITC”) should be applied for the PPT calculation of the Company’s investment in OML130 project. In July 2012, the PSC Partners filed an appeal in relation thereto to the TAT. However, whether TAT has jurisdiction over this dispute is uncertain under the Nigerian Law. In order to protect the right of action, the PSC Partners filed an application to the FHC on September 13, 2012, seeking the permission to file a lawsuit over the application of ITA/ITC dispute at the FHC. The appeal over ITA/ITC dispute at TAT was withdrawn on November 9, 2012.

No verdict has been issued to date, and the results of the appeals are still uncertain.

(c)
As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from January 1, 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

(d)
Two oil spill accidents occurred on June 4 and June 17, 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (“PSC”) among CNOOC China Limited, the subsidiary of the Company, and two subsidiaries of ConocoPhillips (“ConocoPhillips”), a US based oil company, among which ConocoPhillips China Inc. (“COPC”) is the operator and responsible for the daily operations of the oilfield.

On June 21, 2012, the State Oceanic Administration of the PRC (the “SOA”) announced the Accident Investigation and Settlement Report by a Joint Investigation Team on the Penglai 19-3 Oilfield Oil Spill Accidents, pointing out that “the Joint Investigation Team has concluded that COPC violated the oilfield Overall Development Program, had defects in its operation procedures and management, and failed to take necessary precautionary measures against foreseen risks, all of which eventually resulted in the oil spills. The Penglai 19-3 Oilfield Oil Spill Accidents were accidents involving liabilities, causing significant marine pollution by oil spill. Pursuant to the PSC, COPC (the operator of the oilfield) shall bear full responsibility for the oil spill accidents.” On February 16, 2013, the SOA announced through its official website, that following a series of rectification measures, COPC was permitted to gradually resume the production of the Penglai 19-3 oilfield.

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies (continued)

(e)
On October 11, 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated in the Unites States District Court for the Southern District of New York (the “Complaint”). The Complaint is lodged against the Company and certain of its officers, which alleges that during the period between January 27, 2011 and September 16, 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3oilfield.

The Company believes that the allegations and the claims in the Complaint are without merit and intends to defend itself vigorously against such claims and no provision has been made in these financial statements. On December 21, 2012, the Company filed a motion to dismiss the Complaint in the same court.

34.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables and other payables approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount of RMB3,533 million as at December 31, 2012 (2011: RMB4,063 million).

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB31,577 million as at December 31, 2012 (2011: RMB20,097 million), which was determined by reference to the market price as at December 31, 2012.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the measurement:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

As at December 31, 2012 and 2011, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	December 31 2012	Level 1	Level 2	Level 3
Assets measured at fair value
Available-for-sale financial assets-current
Private equity funds*	15	-	15	-
Corporate wealth management products*	52,310	-	52,310	-
Liquidity funds**	9,470	9,470	-	-
	61,795	9,470	52,325	-
Available-for-sale financial assets-non current
Equity investment in MEG**	5,516	5,516	-	-
	5,516	5,516	-	-

Liabilities measured at fair value
Foreign exchange forward contracts***	-	-	-	-

	December 31 2011	Level 1	Level 2	Level 3
Assets measured at fair value
Available-for-sale financial assets-current
Private equity funds*	15	-	15	-
Corporate wealth management products*	18,500	-	18,500	-
Liquidity funds**	9,061	9,061	-	-
	27,576	9,061	18,515	-
Available-for-sale financial assets-non current
Equity investment in MEG**	7,365	7,365	-	-
	7,365	7,365	-	-

Liabilities measured at fair value
Foreign exchange forward contracts***	38	-	38	-

*	The fair values of the private equity funds and corporate wealth management products are based on the fund managers’ quotations.

**	The fair values of the liquidity funds and equity investment in MEG are based on quoted market prices.

***	The fair value of the foreign exchange forward contracts was determined using forward exchange rates as at December 31, 2012 and 2011 respectively.

These contracts are entered into for a 12-month period consistent with the US dollars payment exposures, which are not designated as cash flows, fair value or net investment hedge. These foreign exchange forward contracts are categorised as financial liabilities at fair value through profit or loss.  Changes in fair value of these contracts were recognised in the statement of comprehensive income in other finance costs (note 9).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	CONCENTRATION OF CUSTOMERS

A substantial portion of the oil and gas sales of the Group is made to a small number of third parties on credit. Details of the gross sales to these top five customers are as follows:

	2010	2011	2012
China Petroleum & Chemical Corporation*	34,384	52,026	44,622
PetroChina Company Limited*	13,218	33,591	18,259
Chesapeake Exploration, LLC	3,574	110	3,574
Shandong Changyi Petrochemical Ltd.*	2,347	2,607	3,363
Nexen Inc	2,527	270	2,527

*         These transactions are with other state owned enterprises

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

Since the Group trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the reporting date, the Group has certain concentrations of credit risk as 12% (2011: 22%) and 24% (2011: 36%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk
Since the Company makes reference to international oil prices to determine its realised oil price, fluctuations in international oil price would have a significant impact on the Company’s sales revenue and profit. In addition, the Company’s natural gas sales contracts are incorporated with price adjustment provisions. Any changes in international oil price, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Company's profitability.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk
Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From January 1, 2012 to December 31, 2012 (the last working day in 2012), Renminbi has appreciated by approximately 0.25% against the US dollars. At the reporting date, approximately 92.2% (2011: 86.0%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were denominated in US dolloars and Hong Kong dollars.

Management has assessed the Group's exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at December 31, 2011 and 2012. Based on management's assessment, a 5% change in the foreign exchange rate of the US dollars at December 31, 2012 would have impacted the profit for the year of the Group by 0.84% and the equity of the Group by 1.20%. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2011.

Senior management are closely monitoring the Group’s net exposure to foreign currency risk. The appreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group’s oil and gas sales may decrease due to the depreciation of the US dollars against Renminbi. On the other hand, the depreciation of the US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars. In addition, the debt repayment by the Group will decrease since all of the Group’s debts are also denominated in the US dollars.

(iv)	Interest rate risk
The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2012, the interest rates for 48.6% of the Group’s debts were fixed. The weighted average term of the company’s debt balance outstanding was approximately 7.11 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

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

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end December 31, 2012 and December 31, 2011.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2010	2011	2012

Interest-bearing debts	31,053	37,995	57,886

Equity attributable to owners of the parent	215,766	262,856	309,780

Total capital	246,819	300,851	367,666

Gearing ratio	12.6%	12.6%	15.7%

37.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

38.	SUBSEQUENT EVENTS

The Group has no other subsequent events needed to be disclosed in the consolidated financial statements, except that disclosed in note 4(ii) and note 33(iii)(d).

39.	COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the current period’s presentation, and those reclassifications are not significant.

40.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on March 22, 2013.

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
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
Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”).

For the years 2010, 2011 and 2012, approximately11%, 23% and 36%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third party.

We implemented rigorous internal control system that monitors the entire reserves estimation procedure and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

For the year ended December 31, 2012, the reserves evaluated independently by CNOOC were implemented rigorous in-house technical scrutiny and compliance audit, while third party consulting firms (Ryder Scott Company) were engaged to perform annual procedural audit of all the independently evaluated reserves that monitors the entire reserves estimation procedure and certain key metrics in order to ensure market transparency and compliance.

We established the Reserve Management Group, or RMG, which is led by our Executive Vice Presidents and comprises the general managers of the relevant departments.

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

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMG periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 31 years’ experience in oil and gas industry.

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
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

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		North America				South America		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consoli -dated entities
31 December 2009	1,495	4,166	54	1,083	26	649	91	-	2	46	-	-	-	-	1,668	5,944	-	-
Purchase/(Disposal) of reserves	22	-	-	-	-	-	-	-	-	-	-	-	-	-	22	-	-	-
Discoveries and extensions	178	828	3	120	-	-	75	-	-	-	-	-	-	-	256	948	-	-
Production	(224)	(226)	(8)	(82)	(2)	(46)	(23)	-	-	-	-	-	-	-	(257)	(354)	-	-
Revisions of prior estimates	30	(381)	1	(104)	(3)	(105)	3	-	(1)	(3)	-	-	-	-	30	(593)	-	-

31 December 2010	1,501	4,387	50	1,017	21	498	146	-	1	43	-	-	-	-	1,719	5,945	-	-
Purchase/(Disposal) of reserves	-	-	43	(46)	-	-	-	-	54	141	87	9	-	-	97	95	87	9
Discoveries and extensions	238	310	-	1	-	-	-	-	-	-	-	-	-	-	238	311	-	-
Improved Recovery	1	9	-	-	-	-	-	-	-	-	-	-	-	-	1	9	-	-
Production	(219)	(252)	(6)	(79)	(2)	(37)	(21)	-	(1)	(9)	-	-	-	-	(249)	(377)	-	-
Revisions of prior estimates	63	(315)	(5)	(44)	-	7	9	-	-	(4)	-	-	-	-	67	(356)	-	-
31 December 2011	1,584	4,139	82	849	19	468	134	-	54	171	87	9	-	-	1,873	5,627	87	9

Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	207	911	-	-	-	-	-	-	101	176	52	4	-	-	308	1,087	52	4
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(226)	(243)	(5)	(58)	(1)	(37)	(21)	-	(7)	(18)	(2)	-	-	-	(260)	(356)	(2)	-
Revisions of prior estimates	101	(347)	(12)	9	(1)	(22)	23	-	-	7	-	-	-	-	111	(353)	-	-
31 December 2012	1,666	4,460	65	800	17	409	136		148	336	137	13	-	-	2,032	6,005	137	13
Enterprise’s share of equity method investees:
31 December 2010	1	14	-	-	-	-	-	-	-	-	-	-	196	513	197	527	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(3)	-	-	-	-	-	-	-	-	-	-	(9)	(47)	(9)	(50)	-	-
Revisions of prior estimates	-	(2)	-	-	-	-	-	-	-	-	-	-	8	(53)	8	(55)	-	-
31 December 2011	1	9	-	-	-	-	-	-	-	-	-	-	195	413	196	422	-	-

Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(3)	-	-	-	-	-	-	-	-	-	-	(8)	(47)	(8)	(50)	-	-
Revisions of prior estimates	-	(1)	-	-	-	-	-	-	-	-	-	-	13	143	13	142	-	-
31 December 2012	1	5	-	-	-	-	-	-	-	-	-	-	200	509	201	514	-	-
Total consolidated and equity Interests in reserves
31 December 2010	1,502	4,401	50	1,017	21	498	146	-	1	43	-	-	196	513	1,916	6,472	-	-
31 December 2011	1,585	4,148	82	849	19	468	134	-	54	171	87	9	195	413	2,069	6,049	87	9
31 December 2012	1,667	4,465	65	800	17	409	136	-	148	336	137	13	200	509	2,233	6,519	137	13

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		North America				South America		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2010	848	1,848	45	397	9	173	57	-	1	43	-	-	-	-	960	2,461	-	-
31 December 2011	806	1,675	24	264	7	143	46	-	11	56	25	1	-	-	894	2,138	25	1
31 December 2012	754	1,500	22	460	6	124	45	-	51	129	32	1	-	-	878	2,213	32	1

Enterprise’s share of equity method investees
31 December 2010	1	14	-	-	-	-	-	-	-	-	-	-	108	268	109	282	-	-
31 December 2011	1	9	-	-	-	-	-	-	-	-	-	-	105	263	106	272	-	-
31 December 2012	1	5	-	-	-	-	-	-	-	-	-	-	104	324	105	329	-	-

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		North America				South America		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2010	653	2,539	5	620	12	325	89	-	-	-	-	-	-	-	759	3,484	-	-
31 December 2011	779	2,464	58	585	12	325	87	-	43	115	62	8	-	-	979	3,489	62	8
31 December 2012	912	2,960	43	340	11	285	91	-	97	207	105	12	-	-	1,154	3,792	105	12

Enterprise’s share of equity method investees
31 December 2010	–	–	–	–	–	–	–	–	–	–	–	–	88	245	88	245	–	–
31 December 2011	–	–	–	–	–	–	–	–	–	–	–	–	90	150	90	150	–	–
31 December 2012	-	-	-	-	-	-	-	-	-	-	-	-	96	185	96	185	-	-

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations

	2010
	Consolidated entities

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Net sales to customers	125,445	6,233	2,054	12,252	150	-	146,134
Operating expenses	(11,735)	(2,424)	(470)	(983)	(35)	-	(15,647)
Taxes other than income tax	(6,513)	(7)	(332)	(257)	-	-	(7,109)
Exploration expense	(4,450)	(565)	-	(468)	-	-	(5,483)
Accretion expense	(719)	(2)	-	(33)	-	-	(754)
Depreciation, depletion and amortization						-
(including dismantlement)	(19,920)	(1,648)	(247)	(4,919)	(22)	-	(26,756)
Special oil gain levy	(17,706)	-	-	-	-	-	(17,706)
	64,402	1,587	1,005	5,592	93	-	72,679

Income tax expense	(16,100)	(963)	(302)	(1,384)	(47)	-	(18,796)

Result of operations	48,302	624	703	4,208	46	-	53,883

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2010
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Net sales to customers	354	-	-	-	-	2,985	3,339
Operating expenses	(107)	-	-	-	-	(557)	(664)
Taxes other than income tax	(21)	-	-	-	-	(1,095)	(1,116)
Exploration expense	(83)	-	-	-	-	(97)	(180)
Accretion expense	(3)	-	-	-	-	(8)	(11)
Depreciation, depletion and amortization
(including dismantlement)	(54)	-	-	-	-	(931)	(985)
Special oil gain levy	-	-	-	-	-	-	-
	86	-	-	-	-	297	383

Income tax expense	(13)	-	-	-	-	(104)	(117)

Result of operations	73	-	-	-	-	193	266

Total result of operations for producing activities	48,375	624	703	4,208	46	193	54,149

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
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

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2011
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Net sales to customers	352	-	-	-	-	4,941	5,293
Operating expenses	(115)	-	-	-	-	(1,031)	(1,146)
Taxes other than income tax	(34)	-	-	-	-	(1,330)	(1,364)
Exploration expense	(42)	-	-	-	-	(205)	(247)
Accretion expense	16	-	-	-	-	(21)	(5)
Depreciation, depletion and amortization
(including dismantlement)	(39)	-	-	-	-	(1,470)	(1,509)
Special oil gain levy	-	-	-	-	-	-	-
	138	-	-	-	-	884	1,022

Income tax expense	(21)	-	-	-	-	(309)	(330)

Result of operations	117	-	-	-	-	575	692

Total result of operations for producing activities	59,153	1,729	671	8,259	(352)	575	70,035

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2012
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total

Net sales to customers	166,060	6,689	1,857	14,666	5,502	–	194,774
Operating expenses	(15,386)	(2,352)	(520)	(1,223)	(1,964)	–	(21,445)
Taxes other than income tax	(14,543)	–	(338)	(504)	(247)	–	(15,632)
Exploration expense	(5,954)	(847)	(1)	(637)	(1,604)	–	(9,043)
Accretion expense	(1,280)	(12)	–	(54)	(13)	–	(1,359)
Depreciation, depletion and amortisation	(24,599)	(1,439)	(193)	(4,350)	(2,322)	–	(32,903)
Special oil gain levy	(26,293)	–	–	–	–	–	(26,293)
	78,005	2,039	805	7,898	(648)	–	88,099

Income tax expense	(19,501)	(1,287)	(242)	(4,289)	(65)	–	(25,384)

Result of operations	58,504	752	563	3,609	(713)	–	62,715

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2012
	Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total

Net sales to customers	321	-	-	-	-	2,952	3,273
Operating expenses	(141)	-	-	-	-	(1,235)	(1,376)
Taxes other than income tax	(34)	-	-	-	-	(1,740)	(1,774)
Exploration expense	(29)	-	-	-	-	(41)	(70)
Accretion expense	12	-	-	-	-	(38)	(26)
Depreciation, depletion and amortisation	(34)					(1,363)	(1,397)
Special oil gain levy	-	-	-	-	-	-	-
	95	-	-	-	-	(1,465)	(1,370)

Income tax expense	(14)	-	-	-	-	-	(14)

Result of operations	81	-	-	-	-	(1,465)	(1,384)

Total result of operations for producing activities	58,585	752	563	3,609	(713)	(1,465)	61,331

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs

	2010
	Consolidated entities

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Proved oil and gas properties	209,915	22,735	2,465	34,672	1,315	-	271,102
Unproved oil and gas properties	2,961	1,457	-	2,478	15,259	-	22,155
Accumulated depreciation, depletionand amortization	(88,039)	(10,695)	(601)	(7,518)	(47)	-	(106,900)
Net capitalized costs	124,837	13,497	1,864	29,632	16,527	-	186,357

	2010
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total

Proved oil and gas properties	1,848	-	-	-	-	20,221	22,069
Unproved oil and gas properties	-	-	-	-	-	6,355	6,355
Accumulated depreciation, depletion and amortization	(1,419)	-	-	-	-	(923)	(2,342)
Net capitalized costs	429	-	-	-	-	25,653	26,082

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
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

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs (continued)

		2012
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total

Proved oil and gas properties	278,777	16,685	2,339	37,469	24,756	-	360,026
Unproved oil and gas properties	6,226	1,429	2	13,725	30,621	-	52,003
Accumulated depreciation, depletion and amortisation	(136,435)	(5,591)	(845)	(15,739)	(2,925)	-	(161,535)
Net capitalised costs	148,568	12,523	1,496	35,455	52,452	-	250,494

		2012
		Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total

Proved oil and gas properties	1,881	-	-	-	-	20,441	22,322
Unproved oil and gas properties	-	-	-	-	-	8,055	8,055
Accumulated depreciation, depletion and amortisation	(1,497)	-	-	-	-	(3,664)	(5,161)
Net capitalised costs	384	-	-	-	-	24,832	25,216

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development

	2010
	Consolidated entities

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
Acquisition costs:
–Proved	3,546	-	-	-	-	-	3,546
–Unproved	-	576	-	-	14,906	-	15,482
Exploration costs	6,539	217	-	327	320	-	7,403
Development costs*	25,573	994	-	2,213	414	-	29,194
Total costs incurred	35,658	1,787	-	2,540	15,640	-	55,625

	2010
	Enterprise’s share of equity method investees

	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Total
Acquisition costs:
–Proved	-	-	-	-	-	20,063	20,063
–Unproved	-	-	-	-	-	6,335	6,335
Exploration costs	83	-	-	-	-	118	201
Development costs*	-	-	-	-	-	849	849
Total costs incurred	83	-	-	-	-	27,365	27,448

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
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

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

		2012
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-
–Unproved	-	-	2	10,780	-	-	10,782
Exploration costs	10,572	930	-	1,274	418	-	13,194
Development costs*	33,676	2,099	-	2,752	11,378	-	49,905
Total costs incurred	44,248	3,029	2	14,806	11,796	-	73,881

		2012
		Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-
Exploration costs	29	-	-	-	-	84	113
Development costs*	22	-	-	-	-	1,218	1,240
Total costs incurred	51	-	-	-	-	1,302	1,353

*     The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production from proved reserves to determine future cash inflows.

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

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
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

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
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

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

Present value of estimated future net cash flows:

		2012
		Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total

Future cash inflows	(1)	1,369,398	86,795	19,737	94,102	153,614	-	1,723,646
Future production costs		(530,402)	(30,405)	(8,085)	(35,927)	(50,682)	-	(655,501)
Future development costs	(2)	(256,030)	(34,653)	(2,541)	(26,521)	(28,803)	-	(348,548)
Future income taxes		(112,428)	(8,740)	(2,409)	(9,765)	(16,797)	-	(150,139)

Future net cash flows	(3)	470,538	12,997	6,702	21,889	57,332	-	569,458
10% discount factor		(171,739)	(5,706)	(2,363)	(10,356)	(31,834)	-	(221,998)

Standardised measure of
discounted future net cash flows		298,799	7,291	4,339	11,533	25,498	-	347,460

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

Present value of estimated future net cash flows:

			2012
			Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Total

Future cash inflows	(1)	655	-	-	-	-	68,740	69,395
Future production costs		(396)	-	-	-	-	(38,262)	(38,658)
Future development costs	(2)	(209)	-	-	-	-	(833)	(1,042)
Future income taxes		-	-	-	-	-	(7,592)	(7,592)

Future net cash flows	(3)	50	-	-	-	-	22,053	22,103
10% discount factor		38	-	-	-	-	(12,603)	(12,565)

Standardised measure of							-
discounted future net cash flows		88	-	-	-	-	9,450	9,538

Total standardised measure of discounted future net cash flow		298,887	7,291	4,339	11,533	25,498	9,450	356,998

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

Changes in the standardized measure of discounted future net cash flows:

			2010
			Consolidated and
			equity share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardized measure, beginning of year	226,250	413	226,663
Sales of production, net of royalties and production costs	(123,359)	(1,585)	(124,944)
Net change in prices, net of royalties and production costs	115,551	410	115,961
Extensions discoveries and improved recovery, net of related future costs	75,809	-	75,809
Change in estimated future development costs	(45,414)	(977)	(46,391)
Development costs incurred during the year	25,007	830	25,837
Revisions in quantity estimates	(8,599)	66	(8,533)
Accretion of discount	26,512	657	27,169
Net change in income taxes	(14,572)	(3,375)	(17,947)
Purchase of properties	3,963	14,319	18,282
Changes in timing and other	1,999	(137)	1,862

Standardized measure, end of year	283,147	10,621	293,768

CNOOC LIMITED
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

			2011
			Consolidated
			and
			equity share
		Equity share of	of equity
	Consolidated	equity method	method
	Total	investee	investee

Standardized measure, beginning of year	283,147	10,621	293,768
Sales of production, net of royalties and production costs	(160,683)	(2,817)	(163,500)
Net change in prices, net of royalties and production costs	194,704	2,979	197,683
Extensions discoveries and improved recovery, net of related future costs	61,990	-	61,990
Change in estimated future development costs	(75,465)	(711)	(76,176)
Development costs incurred during the year	30,272	1,185	31,457
Revisions in quantity estimates	3,405	(115)	3,290
Accretion of discount	33,254	1,335	34,589
Net change in income taxes	(36,191)	(332)	(36,523)
Purchase of properties	19,310	-	19,310
Changes in timing and other	(24,974)	(1,680)	(26,654)

Standardized measure, end of year	328,769	10,465	339,234

			2012
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardised measure, beginning of year	328,768	10,465	339,233
Sales of production, net of royalties and production costs	(157,697)	(94)	(157,791)
Net change in prices, net of royalties and production costs	49,470	(2,626)	46,844
Extensions discoveries and improved recovery, net of related future costs	79,416	-	79,416
Change in estimated future development costs	(82,776)	(396)	(83,172)
Development costs incurred during the year	45,923	1,017	46,940
Revisions in quantity estimates	13,044	1,679	14,723
Accretion of discount	42,707	1,401	44,108
Net change in income taxes	8,191	317	8,508
Purchase of properties	-	-	-
Changes in timing and other	20,414	(2,225)	18,189

Standardised measure, end of year	347,460	9,538	356,998