Form 20-F
period 2013-12-31
CNOOC LTD
filed 2014-04-17
CIK 1095595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

 Hua Zhong
65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong
Tel +852 2213 2500
Fax +852 2525 9322
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing 100 shares	New York Stock Exchange, Inc.
Shares	New York Stock Exchange, Inc.(1)
Securities registered or to be registered pursuant to Section 12(g) of the Act.  None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares	44,646,305,984

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

TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•	“CNOOC” are to our controlling shareholder, China National Offshore Oil Corporation, a PRC state-owned enterprise, and its affiliates, excluding us and our subsidiaries;

•	“CNOOC Limited” are to CNOOC Limited, a Hong Kong limited liability company and the registrant of this annual report;

•	“Our company”, “Company”, “Group”, “we”, “our” or “us” are to CNOOC Limited and its subsidiaries;

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 100 shares;

•	“Cdn$” are to Canadian dollar, the legal currency of Canada;

•
“China” or “PRC” are to the People’s Republic of China, excluding for purposes of geographical reference in this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited;

•	“HK$” are to Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

•	“HKICPA” are to the Hong Kong Institute of Certified Public Accountants;

•	“HKFRS” are to all Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations approved by the Council of the HKICPA;

•	“IASB” are to the International Accounting Standards Board;

•	“IFRS” are to all International Financial Reporting Standards, including International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board;

•	“Nexen Inc.” or “Nexen” are to Nexen Inc., a Canada-based energy company previously listed on the TSX and the NYSE, which was acquired by us in 2013;

•
“Nexen Energy ULC” are to Nexen Energy ULC, a Canadian unlimited liability company and an amalgamated company arising from CNOOC Canada Holding ULC and Nexen Inc.. Nexen Energy ULC now manages all of our assets in North and Central America as well as the assets previously managed by Nexen Inc.;

•	“NYSE” are to the New York Stock Exchange;

•	“Rmb” are to Renminbi, the legal currency of the PRC;

•	“TSX” are to the Toronto Stock Exchange; and

•	“US$” are to U.S. dollar, the legal currency of the United States of America.

Conventions

We publish our financial statements in Renminbi.  Unless otherwise indicated, we have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2013 of US$1.00=Rmb 6.0537.  We have translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Hong Kong dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2013 of US$1.00=HK$7.7539. We have also translated amounts in Canadian dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Canadian dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2013 of US$1.00=Cdn$1.0637. We make no representation that the Renminbi amounts, Hong Kong dollar amounts or Canadian dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2013, or at all.  For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not add correctly due to rounding of numbers.

For the years 2011, 2012 and 2013, approximately 23%, 36% and 52%, respectively, of our reserves were evaluated by our internal reserve evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Our reserve data for 2011, 2012 and 2013 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009. Except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees.

In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, Indonesia in Asia and Yacheng 13-1/13-4 gas field in the Western South China Sea, for which we have used actual thermal unit for such conversion purpose.

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

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

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

For further definitions relating to reserves:

•
“reserve replacement ratio” means, for a given year, total additions to proved reserves, which consist of additions from purchases, discoveries and extensions and revisions of prior reserve estimates, divided by production during the year.  Reserve additions used in this calculation are proved developed and proved undeveloped reserves; unproved reserve additions are not used.  Data used in the calculation of reserve replacement ratio is derived directly from the reserve quantity reconciliation prepared in accordance with U.S. Accounting Standards Codification 932-235-50, which reconciliation is included in “Supplementary Information on Oil and Gas Producing Activities” beginning on page F-79 of this annual report.

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

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospects or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

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

These statements are based on assumptions and analysis made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations, including those associated with fluctuations in crude oil and natural gas prices, our exploration or development activities, our capital expenditure requirements, our business strategy, whether the transactions entered into by us can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industry, our foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the PRC and overseas.  For a description of these and other risks and uncertainties, see “Item 3—Key Information—Risk Factors.”

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data and consolidated statement of profit or loss and other comprehensive income data as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. As disclosed above under “Special Note on the Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 have been prepared and presented in accordance with IFRS.

	Year ended December 31,
	2009	2010(1)	2011	2012	2013	2013
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)

Statement of Profit or Loss and Other Comprehensive Income Data:
Operating revenues:
Oil and gas sales	83,914	146,134	189,279	194,774	226,445	37,406
Marketing revenues	20,752	32,446	50,469	50,771	55,495	9,167
Other income	529	1,456	1,196	2,082	3,917	647
Total operating revenues	105,195	180,036	240,944	247,627	285,857	47,220

Expenses:
Operating expenses	(12,490)	(15,647)	(18,264)	(21,445)	(30,014)	(4,958)
Taxes other than income tax	(3,888)	(7,109)	(10,332)	(15,632)	(15,937)	(2,632)
Exploration expenses	(3,234)	(5,483)	(5,220)	(9,043)	(17,120)	(2,828)
Depreciation, depletion and amortization	(15,943)	(26,756)	(30,521)	(32,903)	(56,456)	(9,326)
Special oil gain levy	(6,357)	(17,706)	(31,982)	(26,293)	(23,421)	(3,869)
Impairment and provision	(7)	(27)	(22)	(31)	45	7
Crude oil and product purchases	(20,455)	(32,236)	(50,307)	(50,532)	(53,386)	(8,819)
Selling and administrative expenses	(2,264)	(3,039)	(2,854)	(3,377)	(7,859)	(1,298)
Others	(232)	(888)	(835)	(1,230)	(3,206)	(529)
Total expenses	(64,870)	(108,891)	(150,337)	(160,486)	(207,354)	(34,252)

Profit from operating activities	40,325	71,145	90,607	87,141	78,503	12,968
Interest income	638	618	1,196	1,002	1,092	181
Finance costs	(535)	(1,122)	(1,707)	(1,603)	(3,457)	(571)
Exchange gains, net	54	995	637	359	873	144
Investment income	200	427	1,828	2,392	2,611	431
Share of profits of associates	173	199	320	284	133	22
Share of profits/(losses) of a joint venture	-	199	247	(311)	762	126
Non-operating income/(expenses), net	(34)	142	(563)	908	334	55

Profit before tax	40,821	72,603	92,565	90,172	80,851	13,356

	Year ended December 31,
	2009	2010(1)	2011	2012	2013	2013
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)

Income tax expense	(11,335)	(18,193)	(22,310)	(26,481)	(24,390)	(4,029)
Profit for the year	29,486	54,410	70,255	63,691	56,461	9,327

Earnings per share (basic)(2)	0.66	1.22	1.57	1.43	1.26	0.21
Earnings per share (diluted) (3)	0.66	1.21	1.57	1.42	1.26	0.21
Earnings per ADS (basic) (2)	66.01	121.81	157.28	142.66	126.46	20.89
Earnings per ADS (diluted) (3)	65.86	121.39	156.63	142.14	126.07	20.82

Dividend per share
Interim	0.176	0.181	0.204	0.122	0.198	0.03
Proposed final	0.176	0.211	0.227	0.259	0.252	0.04

	As of December 31,
	2009	2010(1)	2011	2012	2013	2013
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	22,615	27,287	23,678	55,024	14,318	2,365
Available-for sale financial assets	8,582	18,940	27,576	61,795	51,103	8,442
Held-to-maturity financial assets	-	3,040	23,467	-	-	-
Current assets	70,871	99,384	131,923	170,894	146,552	24,209
Property, plant and equipment, net	165,320	186,678	220,567	252,132	419,102	69,231
Investments in associates	1,727	1,781	2,822	3,857	4,094	676
Investments in a joint venture	-	20,823	20,175	20,160	20,303	3,354
Intangible assets	1,230	1,148	1,033	973	17,000	2,808
Long term available-for-sale financial assets	3,120	8,616	7,365	7,051	6,798	1,123
Total assets	242,268	318,430	384,264	456,070	621,473	102,660
Current loans and borrowings	122	21,194	19,919	28,830	49,841	8,233
Current liabilities	31,042	68,423	70,216	82,437	128,948	21,301
Long term loans and borrowings, net of current portion	18,570	9,859	18,076	29,056	82,011	13,547
Total non-current liabilities	37,291	34,241	51,192	63,853	150,905	24,927
Total liabilities	68,333	102,664	121,408	146,290	279,853	46,228
Capital stock	43,078	43,078	43,078	43,078	43,081	7,116
Shareholders’ equity	173,936	215,766	262,856	309,780	341,620	56,432

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

(2)
Earnings per share (basic) and earnings per ADS (basic) for each year from 2009 to 2013 have been computed, without considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 44,669,199,984 and 446,692,000, respectively, for 2009, 44,669,199,984 and 446,692,000, respectively, for 2010, 44,668,570,359 and 446,685,704, respectively, for 2011, 44,646,305,984  and  446,463,060, respectively, for 2012, and  44,646,825,847   and  446,468,258, respectively, for 2013, in each case based on a ratio of 100 shares to one ADS.

(3)
Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2009 to 2013 have been computed, after considering the dilutive effect of the shares underlying our share option schemes and, as applicable, convertible bonds, by using  44,771,714,329 shares and 447,717,143 ADSs for 2009, 44,821,187,466 shares and 448,211,875 ADSs for 2010, 44,853,615,010 shares and 448,536,150 ADSs for 2011, 44,808,042,330 shares and 448,080,423 ADSs for 2012 and  44,787,119,089  shares and  447,871,191  ADSs for 2013.

	Year ended December 31,
	2009	2010(1)	2011	2012	2013	2013
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(2)	39,376	28,332	36,823	54,331	79,716	13,168
Cash provided by/(used for):
Operating activities	49,624	70,883	116,171	92,574	110,891	18,318
Investing activities	(37,307)	(64,203)	(99,036)	(63,797)	(170,032)	(28,087)
Financing activities	(9,403)	(1,610)	(20,246)	2,584	18,601	3,073
Gearing ratio(3)	9.7%	12.6%	12.6%	15.7%	27.8%	27.8%

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

The following table sets forth the noon buying rates between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October 2013	6.0943	—	6.1209	6.0815
November 2013	6.0922	—	6.0993	6.0903
December 2013	6.0537	—	6.0927	6.0537
January 2014	6.0590	—	6.0600	6.0402
February 2014	6.1448	—	6.1448	6.0591
March 2014	6.2164	—	6.2273	6.1183

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2014, the noon buying rate between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Rmb 6.2164 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2009	7.7536	7.7513	7.7618	7.7495
2010	7.7810	7.7692	7.8040	7.7501
2011	7.7663	7.7793	7.8087	7.7634
2012	7.7507	7.7556	7.7699	7.7493
2013	7.7539	7.7565	7.7654	7.7503
October 2013	7.7530	—	7.7545	7.7524
November 2013	7.7526	—	7.7535	7.7512
December 2013	7.7539	—	7.7550	7.7517
January 2014	7.7642	—	7.7663	7.7534
February 2014	7.7608	—	7.7645	7.7547
March 2014	7.7567	—	7.7669	7.7563

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2014, the noon buying rate between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was HK$7.7567 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Canadian dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Cdn$ per US$1.00)
2009	1.0461	1.1373	1.2995	1.0289
2010	1.0009	1.0353	1.0776	0.996
2011	1.0168	0.9857	1.0605	0.9448
2012	0.9958	0.9994	1.0417	0.971
2013	1.0637	1.0347	1.0697	0.9839
October 2013	1.0429	—	1.0454	1.0282

November 2013	1.0597	—	1.0597	1.0414
December 2013	1.0637	—	1.0697	1.0577
January 2014	1.1116	—	1.1171	1.0612
February 2014	1.1075	—	1.1137	1.0952
March 2014	1.1053	—	1.1251	1.0965

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2014, the noon buying rate between U.S. dollars and Canadian dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Cdn$1.1053 to US$1.00.

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

The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing, production and oil and gas price changes

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the prevailing oil and gas prices for our production, the production performance of reservoirs, extensive engineering judgments, and the fiscal regime in the PRC and overseas countries where we have operations or assets.

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

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position

Exploring for, developing and acquiring reserves is highly risky and capital intensive. Our exploration and development activities involve inherent risks, including the risk that we will not encounter commercially productive oil or gas reservoirs and the wells we drill may not be productive or not sufficiently productive to recover a portion or all of our investment. In addition, approximately 59.7% of our proved reserves were undeveloped as of December 31, 2013.  Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner.  There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

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

Mergers and acquisitions may expose us to additional risks and uncertainties, and we may not be able to realize the anticipated benefits from mergers and acquisitions

In the past few years, we expanded our operations into Argentina, the U.S., Canada, Uganda, United Kingdom and certain other countries through mergers and acquisitions. For example, we completed our significant acquisition of Nexen, a Canada-based energy company previously listed on the TSX and the NYSE, in February 2013. We may continue to pursue opportunities for mergers and acquisitions to expand our business in the future.

In light of political instability, unexpected changes to fiscal regime and various other factors, there may be uncertainties with respect to the operations of those merged and acquired overseas assets. In particular, we may face increasing exploration and environmental risks arising from Nexen’s unconventional resources development, including oil sands, shale gas and coalbed methane. The relatively high production cost of Nexen’s oil sands operations may negatively affect our overall profitability. In addition, acquisitions may result in the incurrence and inheritance of debts and other liabilities, assumption of potential legal liabilities in respect of the acquired businesses, and incurrence of impairment charges related to goodwill and other intangible assets, any of which could harm our results of operations and financial condition. In particular, if any of the acquired businesses fails to perform as we expect, we may be required to recognize a significant impairment charge, which may materially and adversely affect our results of operations. Further, we may face other risks and uncertainties as we become subject to additional regulatory requirements as a result of the acquisition of Nexen. Therefore, we may not be able to achieve the anticipated economic return. Also, the increase in the scale of our operations may increase our operational risks.

Achieving the advantages of the Nexen acquisition will depend partly on the efficient combination of the activities of the Company and Nexen, two companies that functioned independently and were incorporated in different countries, with geographically dispersed operations and with different business cultures.

The integration process involves inherent costs and uncertainties. We expect the acquisition of Nexen will expand our existing business and assets and create sustainable growth opportunities, synergies and other benefits. However, our anticipated benefits may not develop. In addition, implementation of the acquisition and the successful integration of Nexen will also require management time and attention, as well as those employees with the appropriate skill sets for the tasks associated with such integration. The integration process may also adversely affect our profitability because we will incur additional costs, such as depreciation and employee costs, during such process. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on our business, results of operations and financial condition.

CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates

CNOOC indirectly owned or controlled 64.44% of our shares as of March 31, 2014.  As a result, CNOOC is able to control the composition of the board of directors of our company, or our Board, determine the timing and amount of our dividend payments and otherwise control us. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected.

In addition, we regularly enter into transactions with CNOOC and its affiliates. Some of our transactions with CNOOC and its affiliates constitute connected transactions under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange Listing Rules.  Furthermore, these connected transactions are subject to review by the Hong Kong Stock Exchange and may also be subject to the prior approval of our independent shareholders.  For example, we have obtained independent shareholders’ approval in respect of certain continuing connected transactions under a comprehensive framework agreement with CNOOC and its affiliates on November 27, 2013.  If we do not obtain these approvals, we will not be allowed to effect these transactions and our business operations and financial condition could be adversely affected.

Under current PRC law, CNOOC has the exclusive right to enter into PSCs with foreign oil and gas companies for petroleum resources exploitation in offshore China. Although CNOOC has undertaken to us that it will transfer all of its rights and obligations under any new PSCs to us, except those relating to its administrative functions, the interests of CNOOC in entering into PSCs with international oil and gas companies may differ from our interests, especially with respect to the criteria for determining whether, and on what terms, to enter into PSCs.  Our future business development may be adversely affected if CNOOC does not enter into new PSCs on terms that are acceptable to us.

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

We maintain various insurance coverage for our operations against certain types of potential losses. For detailed information on our insurance coverage, see “Item 4—Information on the Company—Business Overview—Operating Hazards and Uninsured Risks.” However, our ability to insure against our risks is limited by the availability of relevant insurance products in the market. In addition, we cannot assure you that our insurance coverage is sufficient to cover any losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies in a timely manner or at all. If any of our losses is not covered by our insurance policies, or if the insurance compensation is less than our losses or not paid in a timely manner, our business, financial condition and results of operations could be materially and adversely affected.

We conduct exploration and development in deepwater areas in both offshore China and overseas by cooperating with our partners and by ourselves. Operations in deepwater may require a significant amount of time between discovery and initial production, thus increasing the risks involved in these operations. Also, operations in deepwater are more difficult, risky and costly than those in shallower water and are subject to certain risks including well control and other catastrophic events. The consequences of blowouts and other catastrophic events occurring in deepwater operations can be more difficult, uncertain and time-consuming to remedy.

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

In recent years, the U.S. Government has implemented a number of sanctions targeting non-U.S. companies that engage in certain Iran-related transactions.  The Iran Sanctions Act, as amended, or ISA, the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, or CISADA, the National Defense Authorization Act for Fiscal Year 2012, or NDAA, the Iran Threat Reduction and Syria Human Rights Act of 2012, or TRA, the Iran Freedom and Counter-Proliferation Act of 2012, or IFCA, Executive Order 13622 of July 31, 2012, and Executive Order 13645 of June 3, 2013 authorize the imposition of sanctions on companies that engage in, among other things, certain activities related to Iran’s energy, petrochemical, shipping or shipbuilding sectors, and in certain instances, on their parent companies.  It is possible that the U.S. Government could determine that CNOOC or its affiliates engage in activities targeted by U.S. sanctions. If the U.S. President determined that CNOOC or one of its affiliates engaged in targeted activities, CNOOC and/or its affiliate could be subject to U.S. sanctions, which range from restrictions on U.S. exports or bank financing to outright blocking of CNOOC or its affiliate’s property within U.S. jurisdiction. If the most extreme sanction, blocking, were applied to CNOOC’s property, including controlled subsidiaries, we could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

As required by the Iran Threat Reduction and Syria Human Rights Act of 2012, which added a disclosure requirement to the Securities Exchange Act of 1934, we are providing certain information regarding our non-controlled affiliates’ activities. To our knowledge, in 2013, China Oilfield Services Limited (COSL), one of our non-controlled affiliates, continued to provide certain drilling and other related services in Iran in relation to subcontracting agreements entered into in 2009, as it did in 2012. We cannot predict at this time whether U.S. sanctions will be imposed on any of our affiliates.

Our business and financial condition may be adversely affected by a severe and prolonged global economic downturn and adverse economic conditions

The global economy has recovered moderately from the recession following the 2008 financial market disruptions and the European sovereign debt crisis. However, concerns about the systemic impact of a prolonged recession and adverse economic conditions, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The complex economic outlook has negatively affected business and consumer confidence and contributed to volatility levels. We cannot predict the short- and long-term impacts of these events on our business and financial condition, which could be materially and adversely affected.

Our unconventional oil and gas operations carry additional risks and uncertainties

Oil sands, shale oil and gas and coalbed methane (“CBM”) are unconventional oil and gas resources produced through the application of relatively new and expensive technologies. As a result, our unconventional oil and gas operations are subject to the challenges of immature technology and also expose us to higher environmental compliance standards and requirements. In the event of any failure to comply with such standards and requirements, such failure may lead to public concerns about our unconventional oil and gas operations, which may also harm our corporate reputation.

Our projects may not be completed on time or within budget

We are involved in a variety of projects at any given time, including exploration and development projects, and the construction and expansion of projects facilities. Project delays may adversely affect expected revenues and cost overruns may adversely affect project economics. Our ability to complete projects on time and within budget depends on many factors beyond our control, including the need for government and regulatory approvals, especially the approvals from environmental agencies, the availability of equipment and personnel, weather, accidents, equipment breakdown, unexpected or uncontrollable increases in the costs of materials or labor and processing capacity.

Oil and gas transportation may expose us to the risk of financial loss and damaged reputation

Oil and gas transportation involves certain risks, which may expose us to the risk of financial loss and damaged reputation. Our oil and gas transportation involves marine, land and pipeline transportation, which are subject to hazards such as capsizing, collision, acts of piracy and damage or loss from severe weather conditions, explosion, and oil and gas spills and leakages. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations, risk of financial loss and damaged reputation. We may not be insured against all of these risks and uninsured losses and liabilities arising from these hazards could reduce the funds available to us for capital, exploration and investment spending, which could have a material adverse effect on our business, financial condition and results of operations.

Pipeline and export infrastructure in North America is limited

An increase in the supply of crude oil and natural gas from unconventional sources in North America has reduced commodity prices in North America relative to many other markets. The increased supply in North America is expected to fill existing North American pipeline infrastructure. Without new transportation and export infrastructure, the current transportation network in North America may not be able to accommodate the increased volumes of crude oil and natural gas expected from the development of unconventional oil and gas, including oil and gas produced from our oil sands and shale gas properties in western Canada. This, in turn, could delay the development of our oil and gas reserves in western Canada. In addition, North America has limited export infrastructure and without new export infrastructure, we may be required to sell our production into the North American markets at lower prices than are available in other  markets, which could materially and adversely affect our financial performance.

Our lands in western Canada could be subject to aboriginal claims

Aboriginal peoples in Canada have claimed aboriginal title and rights to a substantial portion of western Canada, including the lands on which our shale gas and oil sands interests, and those of most other oil sands and shale gas operators in Alberta and British Columbia of Canada, are located. As a result, aboriginal consultation on surface activities is required and may result in timing uncertainties or delays of future development activities. Such claims, if successful, could have a significant adverse effect on our oil sands and shale gas developments in Canada.

The energy marketing operations of Nexen expose us to the risk of trading losses

Nexen has an energy marketing business, which primarily markets Nexen’s proprietary crude oil and natural gas production and also engages in market optimization activities including the purchase and sale of third-party production. The energy marketing operations of Nexen expose us to the risk of financial losses from various sources, which may have a material adverse effect on our financial performance. Nexen’s energy marketing team maintains a portfolio comprised of long and short physical and financial positions, which may be significant in size or number at any time. This portfolio of positions is managed based on a trading thesis for expected future pricing levels and trends in forward or regional markets. Unanticipated volatility in commodity price levels and trends upon which those positions are based may cause a position to decrease in value. The transportation and storage assets and contracts undertaken by Nexen’s energy marketing business may decrease in value due to changes in temporal and regional commodity pricing.

Risks Relating to the Petroleum Industry

The oil and natural gas industries are very competitive

We compete in the PRC and international markets with national oil companies, major integrated oil and gas companies and various other independent oil and gas companies for oil and gas properties or leases, customers, capital financing and business opportunities, including desirable oil and gas prospects. We also compete for the equipment and personnel required to explore, develop and operate oil and gas properties. Competition may result in shortage of these resources, customers or opportunities, and also an over-supply of oil and gas, which could negatively impact our business, financial condition and results of operations.

Political, economic and security risks and changes in laws and regulations could have an adverse effect on our operations overseas

We currently have operations and assets in various foreign countries and regions, including Indonesia, Brazil, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, the United Kingdom and certain other countries, and may expand our operations into other countries to further enhance our reserve base and diversify our geographic risk profile.

Some of the countries in which we have operations may be considered politically and economically unstable. A portion of our revenue is derived from operations in these countries. As a result, our financial condition and operating results could be significantly affected by risks associated with international activities, including, civil unrest and general strikes, political instability, risk of war and acts of terrorism, changes in governmental policies or social instability or other political, economic or diplomatic developments in or affecting these foreign nations which are not within our control, including, among other things, a change in crude oil or natural gas pricing policy, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, cost recovery, taxation policies, foreign exchange and repatriation restrictions, changing political conditions and currency controls.

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

War and acts of terrorism could materially and adversely affect us

We have operations and assets in various countries and regions, including Indonesia, Brazil, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, the United Kingdom and certain other countries, some of which are deemed to be subject to a high degree of political risk. We face the risks of kidnapping, damage to property and business interruption caused by terrorism activities and strikes.  Acts of terrorism and strikes could materially and adversely affect our business, financial condition and results of operations.

We are required to obtain government or other regulatory approvals in order to operate

Our oil and gas operations require approvals from domestic as well as various international, federal, state, provincial, territorial and local governmental authorities in order to meet the requirement of laws and regulations designed to govern the activities of oil and gas in the process through exploration, development and production. These laws and regulations may impose significant liabilities on a failure to comply with their requirements including the possibility of administrative, civil and criminal penalties, cancellation or suspension of permits or authorizations, investigations or other proceedings. If we are unable to obtain any necessary approvals, our business, financial condition, reputation and results of operations could be materially and adversely affected.

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

We have established an Enterprise Risk Management System to identify, evaluate and manage the risks that we face. In addition, to help address various health, safety, security, environmental and operational risks, we have established a comprehensive management system to improve our employees’ awareness of our health, safety and environmental policies in our business operations and strengthen their skills of risk identification and risk management. We also continuously focus on workplace safety and prevention of oil spills or other adverse environmental events. However, there can be no assurance that our management systems and controls will function as intended at all times, or that our operations will be able to conform with our management systems and controls at all times. Substantial liabilities and other adverse impacts could result if our management systems and controls cannot adequately identify all process safety, personal safety and environmental risks or provide effective mitigations.

Risks Relating to the PRC

Changes in PRC laws and regulations could have an adverse effect on our operations

We are the largest producer of offshore crude oil and natural gas in the PRC.  The PRC government exercises control over the PRC petroleum industry, including licensing, exploring, producing, distributing, pricing, taxing, importing, exporting and allocating of various resources.  We have benefited from various favorable PRC government policies, laws and regulations that have been enacted to encourage the development of the offshore petroleum industry. We cannot guarantee that the legal and fiscal regimes affecting our businesses will remain substantially unchanged or that we will continue to benefit from favorable PRC government policies.

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

From 2011, the Ministry of Finance and the State Administration of Taxation of the PRC promulgated the Circular on Printing and Issuing the Pilot Proposals for the Conversion from Business Tax to Value-Added Tax and various supporting Circulars. As a result, since January 1, 2012, the business tax in certain industries and regions has been replaced by value-added tax. This tax reform is very complex and may have some financial impact on the Company.

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

Certain legal restrictions on dividend distribution may have a material adverse effect on our cash flows

We are a holding company. Our businesses are owned and conducted through various wholly owned subsidiaries, including CNOOC China Limited, our wholly owned subsidiary in the PRC. Accordingly, our future cash flows will consist principally of dividends and other distributions from our subsidiaries. Our PRC subsidiary’s ability to pay dividends and other distributions to us is subject to PRC laws and regulations.  For example, legal restrictions in the PRC permit payment of dividends only out of profits determined in accordance with PRC accounting standards and regulations.  Substantially all our dividend payments result from dividends paid to us as a holding company by CNOOC China Limited. CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends. As a wholly foreign owned enterprise in China, CNOOC China Limited should provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distributions according to the prevailing accounting rules and regulations in the PRC.  Therefore, there is a risk that we may not be able to maintain sufficient cash flows due to these restrictions on dividend distribution.

Proceedings instituted by the SEC against five Mainland China -based accounting firms, including the affiliate of our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Mainland Chinese affiliates of the ‘‘big four’’ accounting firms (including the Mainland affiliate of our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in Mainland China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings affect equally all audit firms based in Mainland China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the "big four " accounting firms in Mainland China should be barred from practicing before the SEC for six months.  Although the principal auditor of our financial statements is Deloitte Touche Tohmatsu in Hong Kong which is not subject to the proceedings or the Initial Decision, our auditors use their Mainland affiliate to assist in the auditing of the Mainland China components of our operations.  However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have indicated their intention to file a petition for review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. It will, therefore, be for the Commissioners of the SEC to make a legally binding order specifying the sanctions if any to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further suspended pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major Mainland China operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT

We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong, the predecessor to Chapter 622 of the Laws of Hong Kong, or the Hong Kong Companies Ordinance, which came into effect on March 3, 2014). Our company registration number in Hong Kong is 685974. Under the Hong Kong Companies Ordinance, we have the capacity, rights, powers and privileges of a natural person of full age and may do anything which we are permitted or required to do by our articles of association or any enactment or rule of law. Our registered office is located at 65th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong, and our telephone number is 852-2213-2500.

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

In February 2013, we completed the acquisition of Nexen. Incorporated in Canada in 1971, Nexen is an independent global energy company. Upon completion of the acquisition, the Company established its North and Central America headquarters in Calgary, Canada, to be responsible for operating the Company’s businesses in North and Central America as well as Nexen’s global operations.

For information on our capital expenditures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Used in Investing Activities.”

B.           BUSINESS OVERVIEW

Overview

We are an upstream company specializing in the exploration, development and production of oil and natural gas. We are the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, we are also one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2013, we had net proved reserves of approximately 4.43 billion BOE (including approximately 0.29 billion BOE under our equity method investees). In 2013, we had a total net oil and gas production of 1,127,967 BOE per day (including net oil and gas production of approximately 45,173 BOE per day under our equity method investees).

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

Large and diversified asset base with significant exploitation opportunities

We have a large net proved reserve base spread across offshore China and globally. As of December 31, 2013, we had approximately 4.43 billion BOE of net proved reserves. Our core operating area, offshore China, contributed approximately 55% of our net proved reserves, while overseas contributed the balance of 45%.

In addition to offshore China, we have a diversified global portfolio which provides us with further exploration and exploitation potential. We have a strong track record of successfully acquiring and operating many quality overseas upstream assets worldwide. Currently, we have assets in resource rich countries such as Indonesia, Australia, Nigeria, Uganda, the United States, Canada, the United Kingdom and Brazil.

As of December 31, 2013, approximately 59.7% of our net proved reserves were classified as net proved undeveloped. Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating areas in offshore China with demonstrated exploration potential

We are the dominant oil and gas producer in offshore China, a region that we believe has substantial exploration upside. As of December 31, 2013, our total major exploration areas acreage in offshore China was approximately 257 thousand km2. We believe that offshore China is relatively underexplored, compared to other prolific offshore exploration areas such as the shallow water of the U.S. Gulf of Mexico, providing us with substantial exploration upside.

We have maintained an active drilling exploration program, which continues to demonstrate the exploration potential of offshore China. During 2013, we and our foreign partners together drilled a total of 100 exploratory wells in offshore China, of which 47 were wildcat wells. During the same year, we and our foreign partners made 10 new discoveries in offshore China.

Successful independent exploration and development track record

We have a strong record of growing our reserves base for oil and natural gas, both independently and with our foreign partners through PSCs. In recent years, we have been adding reserves and production mainly through independent exploration and development. As of the end of 2013, in offshore China, approximately 82.3% of our net proved reserves were independent and approximately 69.6% of our production came from independent projects.

In 2013, in offshore China, our independent exploration resulted in 10 new discoveries. We also successfully appraised 15 oil and gas structures. On the development front, in 2013, our major new development projects progressed smoothly with 6 new projects on stream in offshore China.

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

For more information about PSCs, see “Item 4—Information on the Company—Business Overview—Regulatory Framework in the PRC.”

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

We have a proven track record of complying with a high level of corporate governance standard, which was recognized by the industry. For example, we were awarded the “Corporate Governance Recognition Awards — Asia’s Icon on Corporate Governance” by Corporate Governance Asia Magazine and the “2013 Excellence in Management and Corporate Governance Awards-Platinum” by The Asset in 2013.

Business Strategy

We intend to continue expanding our oil and gas exploration and production activities.  The principal components of our strategy are as follows:

•	focus on reserve and production growth;

•	develop natural gas business; and

•	maintain prudent financial policy.

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as top priority. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate independent exploration efforts on major operating areas, especially in offshore China. In the meantime, we will continue to enter into PSCs with foreign partners to lower capital requirements and exploration risks. In 2013, we achieved a reserve replacement ratio of 327%.

We increase production primarily through the development of proved undeveloped reserves. As of December 31, 2013, approximately 59.7% of our proved reserves were classified as proved undeveloped, which gives us the opportunity to achieve future production growth, as long as these proved undeveloped reserves are developed faster than the depletion rate of our currently producing reserves.

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

In 2014, the large-size gas field Liwan 3-1 in deepwater South China Sea will commence production. We expect that our natural gas production would continue to increase accordingly.

Maintain prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and other employees. Also, in our performance evaluation system, cost control is always one of the most important key performance indicators.

Aiming to control production cost, we plan to actively promote the regional development of oil and gas field groups and to apply up-to-date offshore engineering, drilling and production technologies to our operations.

Currently, we have a strong financial profile. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and costs per BOE. We also intend to actively manage our account receivables and inventories to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts and to manage exposure to foreign exchange rate fluctuations.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

Our reserve data for 2011, 2012 and 2013 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009.

	Year ended December 31,
	2011	2012	2013
Net Production(1):
Oil (daily average bbls/day)	708,286	742,765	912,603
Gas (daily average mmcf/day)	1,171.7	1,109.7	1,247.4
Oil equivalent (BOE/day)	909,000	935,615	1,127,967

Net Proved Reserves (end of period):
Oil (mmbbls)	1,873.3	2,031.1	2,290.2
Gas (bcf)	5,627.4	6,005.3	6,323.3
Synthetic Oil (mmbbls)	87.4	137.0	736.4
Bitumen (mmbbls)	8.6	12.6	33.8
Total (million BOE)	2,921.1	3,202.6	4,138.7
Total with equity method investees (million BOE)(1)	3,190.1	3,491.9	4,427.6
Annual reserve replacement ratio(2)	167%	187%	337%
Annual reserve replacement ratio(1)	158%	188%	327%
Estimated reserve life (years)	9.3	9.8	10.5
Estimated reserve life (years)(1)	9.6	10.2	10.8
Standardized measure of discounted future net cash flow (million Rmb)	339,234	356,998	389,022

(1)	Including our interest in equity method investees.
(2)	For information on the calculation of this ratio, see “Terms and Conventions—Glossary of Technical Terms—reserve replacement ratio.”

For the years 2011, 2012 and 2013, approximately 23%, 36% and 52%, respectively, of our reserves were evaluated by our internal reserve evaluation staff and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us.  For further information regarding our reserves, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing, production and oil and gas price changes” and “Item 4—Information on the Company—Business Overview—Exploration, Development and Production.”

Summary of Oil and Gas Reserves

The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as of the dates indicated.

	Net proved reserves at December 31,		Net proved reserves at December 31, 2013
	2011	2012	Crude Oil	Natural Gas	Synthetic Oil	Bitumen	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmboe) (1)
Developed
Offshore China
Bohai	632.9	579.6	478.5	331.2	—	—	533.7
Western South China Sea	230.4	207.8	98.1	654.2	—	—	210.8
Eastern South China Sea	213.4	209.5	123.4	317.8	—	—	176.4
East China Sea	8.4	7.1	0.4	33.3	—	—	5.9
Subtotal	1,085.1	1,004.0	700.3	1,336.6	—	—	926.8
Overseas
Asia (excluding China)	68.0	105.3	24.3	414.9	—	—	98.9
Oceania	34.9	30.2	8.3	182.9	—	—	44.4
Africa	46.4	44.2	58.9	—	—	—	58.9
North America (excluding Canada)	47.0	105.4	84.5	193.2	—	—	116.7
Canada (2)	—	—	0.1	195.0	208.8		241.4
Europe	—	—	128.2	26.3	—	—	132.6
South America	—	—	1.7	—	—	—	1.7
Subtotal	196.3	285.1	306.0	1,012.3	208.8	—	694.6
Total Developed	1,281.4	1,289.1	1,006.2	2,348.9	208.8	—	1,621.3

Undeveloped
Offshore China
Bohai	466.9	586.3	609.1	221.7	—	—	646.1
Western South China Sea	356.3	414.4	130.2	1,851.1	—	—	438.7
Eastern South China Sea	306.5	340.5	233.6	796.4	—	—	366.3
East China Sea	60.0	63.6	19.5	269.8	—	—	64.4
Subtotal	1,189.7	1,404.9	992.4	3,139.0	—	—	1,515.5
Overseas
Asia (excluding China)	155.3	102.2	59.3	474.4	—	—	141.7
Oceania	75.8	66.6	7.6	203.1	—	—	47.7
Africa	87.3	91.5	96.5	—	—	—	96.5
North America (excluding Canada)	131.7	248.3	90.5	156.4	—	—	116.5
Canada	—	—	—	—	527.6	33.8	561.4
Europe	—	—	37.8	1.5	—	—	38.0
Subtotal	450.1	508.6	291.6	835.4	527.6	33.8	1,001.8
Total Undeveloped	1,639.8	1,913.5	1,283.9	3,974.4	527.6	33.8	2,517.3

TOTAL PROVED	2,921.1	3,202.6	2,290.2	6,323.3	736.4	33.8	4,138.7
Equity method investees	269.0	289.3	199.3	519.9	—	—	288.9
Total with equity method investees	3,190.1	3,491.9	2,489.5	6,843.2	736.4	33.8	4,427.6

(1)
In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, Indonesia in Asia and Yacheng 13-1/13-4 gas fields in the Western South China Sea, which we have used actual thermal unit for such conversion purpose.

(2)
As Canada contained over 15% of  the Group’s total proved reserves as at the end of 2013, the Group’s proved reserves and production data in Canada are disclosed separately for year 2013. For year 2012 and before, Canada’s numbers are included in North America (if applicable) and disclosed on a combined basis.

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude and Liquids Reserves
(mmbbls)

	As of December 31,		As of December 31, 2013
	2011	2012	Developed		Undeveloped		Total
Offshore China
Bohai	1,000.4	1,067.2	478.5		609.1		1,087.6
Western South China Sea	250.5	224.8	98.1		130.2		228.3
Eastern South China Sea	316.1	354.0	123.4		233.6		357.0
East China Sea	17.7	19.8	0.4		19.5		19.8
Subtotal	1,584.7	1,665.7	700.3		992.4		1,692.6
Overseas
Asia (excluding China)	81.8	65.0	24.3		59.3		83.6
Oceania	19.0	16.7	8.3		7.6		15.9
Africa	133.7	135.7	58.9		96.5		155.4
North America (excluding Canada)	54.1	297.6	84.5		90.5		175.0
Canada	—	—	208.9	(1)	561.4	(2)	770.3
Europe	—	—	128.2		37.8		166.0
South America	—	—	1.7		—		1.7
Subtotal	288.6	515.0	514.8		853.0		1,367.8
Total	1,873.3	2,180.7	1,215.1		1,845.3		3,060.4
Equity method entities	196.3	200.7	102.1		97.2		199.3
Total with equity method investees	2,069.6	2,381.5	1,317.2		1,942.5		3,259.7

(1)	Including Synthetic oil 208.8 mmbbls and crude oil 0.1 mmbbls.
(2)	Including Synthetic oil 527.6 mmbbls and Bitumen 33.8 mmbbls.

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2013
	2011	2012	Developed	Undeveloped	Total
Offshore China
Bohai	596.2	592.5	331.2	221.7	552.9
Western South China Sea	2,017.2	2,384.9	654.2	1,851.1	2,505.4
Eastern South China Sea	1,222.4	1,175.7	317.8	796.4	1,114.2
East China Sea	303.7	305.9	33.3	269.8	303.1
Subtotal	4,139.5	4,459.0	1,336.6	3,139.0	4,475.6
Overseas
Asia (excluding China)	848.7	800.4	414.9	474.4	889.4
Oceania	467.8	409.5	182.9	203.1	386.0
Africa	—	—	—	—	—
North America (excluding Canada)	171.4	336.4	193.2	156.4	349.6
Canada	—	—	195.0	-	195.0
Europe	—	—	26.3	1.5	27.8
South America	—	—	—	—	—
Subtotal	1,487.9	1,546.3	1,012.3	835.4	1,847.7
Total	5,627.4	6,005.3	2,348.9	3,974.4	6,323.3
Equity method investees	422.0	513.7	352.7	167.1	519.9
Total with equity method investees	6,049.4	6,519.0	2,701.6	4,141.5	6, 843.2

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2013
	2011	2012	Developed	Undeveloped	Total
Offshore China
Bohai	1,099.8	1,165.9	533.7	646.1	1,179.7
Western South China Sea	586.7	622.3	210.8	438.7	649.6
Eastern South China Sea	519.9	550.0	176.4	366.3	542.7
East China Sea	68.4	70.7	5.9	64.4	70.4
Subtotal	2,274.8	2,408.9	926.8	1,515.5	2,442.3
Overseas
Asia (excluding China)	223.2	207.5	98.9	141.7	240.6
Oceania	110.7	96.8	44.4	47.7	92.0
Africa	133.7	135.7	58.9	96.5	155.4
North America (excluding Canada)	178.7	353.7	116.7	116.5	233.2
Canada	—	—	241.4	561.4	802.8
Europe	—	—	132.6	38.0	170.6
South America	—	—	1.7	—	1.7
Subtotal	646.3	793.7	694.6	1,001.8	1,696.4
Total	2,921.1	3,202.6	1,621.3	2,517.3	4,138.7
Equity method investees	269.0	289.3	162.9	126.0	288.9
Total with equity method investees	3,190.1	3,491.9	1,784.3	2,643.3	4,427.6
Proved Undeveloped Reserves

As of December 31, 2013, we had proved undeveloped reserves of 2,643.3 million BOE, including 1,381.1 million barrels of crude oil, 527.6 million barrels of synthetic oil, 33.8 million barrels of bitumen and 4,141.5 bcf of natural gas, representing an increase of 601.8 million BOE as compared to proved undeveloped reserves of 2,041.5 million BOE as of December 31, 2012.

The changes in our proved undeveloped reserves mainly include:

•	An increase of 321.3 million BOE due to new discoveries and extensions, details of which are described below;

•	An increase of 452.0 million BOE due to acquisitions, which is primarily attributable to the acquisition of Nexen;

•	An increase of 48.0 million BOE due to revision of previous estimates; and

•	A decrease of 219.5 million BOE due to proved undeveloped reserves being developed into proved developed reserves;

In 2013, the significant change for discoveries and extensions in the amount of 321.3 million BOE was primarily attributable to:

➢	Offshore China:
•	Bohai: the discoveries and extensions of oil and gas reserves in the amount of 100.8 million BOE and 20.7 million BOE, respectively (for example, Penglai 15-2, Qinghuangdao 29-2 East and Luda 6-2);

•
Western South China: the discoveries and extensions of oil and gas reserves in the amount of 61.3 million BOE and 5.6 million BOE, respectively (for example, Dongfang 1-4, Wushi 12-2 South and Dongfang 13-2); and

•
Eastern South China: the discoveries and extensions of oil and gas reserves in the amount of 28.2 million BOE and 37.1 million BOE, respectively (for example, Enping 18-1, Enping 23-1 and Panyu 11-5); and

➢	Overseas:
•	Canada: the discoveries and extensions of oil and gas reserves in the amount of 40.6 million BOE;

•	North America (excluding Canada): the discoveries and extensions of oil and gas reserves in the amount of 13.9 million BOE; and

•	Asia: the discoveries of oil and gas reserves in the amount of 12.4 million BOE.

In 2013, we spent approximately US$7.6 billion on developing proved undeveloped reserves into proved developed reserves. US$6.8 billion, or 90%, were spent on 22 major development projects in Bohai, Western South China Sea and Eastern South China Sea in offshore China and Nigeria, Iraq, the United Kingdom, Canada, the U.S. and Argentina. The remaining 10% was spent mainly on the infill drilling programs in offshore China.

As of December 31, 2013, 164.5 million BOE of our proved undeveloped reserves were first booked before 2009. These proved undeveloped reserves were mainly located in East China Sea, Eastern South China Sea and Western South China Sea, including (i) 29.1 million BOE in East China Sea, more than half of which are under construction and planned to be developed within the next two years; (ii) 48.3 million BOE in Eastern South China Sea, including Panyu 34-1/35-2 gas fields that are currently under construction and expected to be put on stream in 2014; and (iii) 87.1 million BOE in Western South China Sea, including Wenchang 13-6 oil field that is currently under construction and expected to be on stream in 2014. The development of proved undeveloped reserves relating to the above projects is not expected to be completed within five years from initial booking due to the specific circumstances associated with the relevant development activities and delivery obligations. The Company books proved reserves for which development is scheduled to commence after more than five years only if these proved reserves satisfy the SEC’s standards for attribution of proved status and the Company’s management has reasonable certainty that these proved reserves will be produced.

Qualifications of Reserve Technical Oversight Group and Internal Controls over Proved Reserves

Since 2001, we have engaged independent third party consulting firms to perform annual estimates for our proved oil and gas reserves under our consolidated subsidiaries. In 2013, Ryder Scott Company, L.P. and Gaffney, Cline & Associates (Consultants) Pte Ltd. were engaged by us as independent third party consulting firms to perform annual estimates for our proved oil and gas reserves under our consolidated subsidiaries. Meanwhile, in 2013, the reserves of certain fields in offshore China and overseas were evaluated by our internal reserve evaluation staff, which accounted for approximately 52% of our total net proved reserves.

The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the SEC Title 17: “Code of Federal Regulations–Modernization of Oil and Gas Reporting–Final Rule” in the Federal Register (SEC regulations) that was released on January 14, 2009 and related accounting standards. Our proved reserves estimates were prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the definitions and standards of reserves required by the SEC. Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production decline curves, pressure transient analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on professional judgment and experience.

While we engage third parties to conduct our annual estimates for part of our reserves, we continue to enhance the supervision over our procedures to ensure the quality control of our reserve evaluation process. For the year ended December 31, 2013, we implemented rigorous in-house technical scrutiny and compliance audit for the reserves evaluated by us, while third party consulting firms, such as Ryder Scott Company, McDaniel & Associates Consultants Ltd. and DeGolyer and MacNaughton, were also engaged to perform annual audit for over 90% of the reserves evaluated by us to monitor the entire reserves estimation procedure and certain key metrics in order to ensure market transparency and compliance.

Based on the extent and expertise of our internal reserves evaluation resources, our staff’s familiarity with our properties and the controls applied to the evaluation process, we believe that the reliability of our internally generated estimates of reserves and future net revenue is not materially less than that of reserves estimates conducted by an independent qualified reserves evaluator.

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

Besides engaging third parties to perform annual estimates for part of our reserves, we also implement rigorous internal control system that monitors the entire reserves estimation procedure and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

Exploration, Development and Production

Summary

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). As at the end of 2013, approximately 55.2% of the Company’s net proved reserves and approximately 63.8% of its production were located in offshore China.

In its independent operations, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. As at the end of 2013, approximately 82.3% of the Company’s net proved reserves and approximately 69.6% of its production in offshore China were derived from independent projects.

In its PSC operations, CNOOC, the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China in cooperation with foreign partners through PSCs. CNOOC has transferred to the Company all of its rights and obligations under all the PSCs (except those relating to its administrative and regulatory functions as a state company), including new PSCs that will be signed in the future.

Overseas, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom, Brazil and various other countries.

Exploration

Exploration is a top priority for the Company. In 2013, the Company achieved remarkable results and breakthroughs in both shallow and deepwater area exploration in offshore China and overseas. The Company’s reserve replacement ratio reached 327% in 2013. Excluding the effects of the acquisition of Nexen, the Company’s reserve replacement ratio was 119%.

The Company’s investments in exploration and activities reached another record high in offshore China, with the acquisition of approximately 31,600 km of 2D seismic data and 25,100 km² of 3D seismic data and the completion of drilling of 100 exploration wells through independent and PSC exploration. An aggregate of 10 new discoveries were made and 15 oil and gas structures were successfully appraised in offshore China, resulting in a success rate of 46%-67% in independent exploration wells.

In 2013, our achievements in exploration in offshore China mainly included:

1. We made several mid-sized oil and gas discoveries during the year, including Bozhong 8-4, Kenli 9-5, Kenli 9-6 and Luda 5-2 North.

2. Major breakthroughs in exploration in new areas were achieved. First discovery was made in the Kaiping Trough in the Pearl River Mouth Basin, opening up new frontiers in exploration in the area. A new discovery of Kenli 10-4 was made, marking a significant achievement in exploration in the southern Laizhou Bay in Bohai.

3. Three major successful appraisals were obtained. The reserve size of Penglai 9-1 continued to expand after further appraisals. Qinhuangdao 29-2 East was successfully appraised and expected to be developed into another large- scale light oil field in Bohai. Luda 5-2 North was successfully appraised as a result of our efforts in making technological breakthroughs.

4. Rolling exploration maintained a relatively high success rate, resulting in discoveries including the Weizhou 12-11 medium-scale oil and gas structure.

The Company achieved remarkable results in overseas exploration with eight new discoveries and five successful appraisals of oil and gas structures. Among these achievements, one new discovery was made by the successful drilling of the Elephant-1 Well in Congo, West Africa. Three new discoveries were made in the HBR permit in Algeria, which further enhanced the scale of discoveries in the area. Two new discoveries were made in Exploration Areas (“EA”) 1 and 2 in Uganda. One new discovery of Vicksburg A was made in the Gulf of Mexico in the U.S.

These achievements demonstrate considerable potential of offshore China and our unique advantages in exploration activities in this area, as well as the excellent prospects for the Company’s exploration activities overseas.

Through changing its line of thinking and constantly taking innovative approaches, the Company made a series of achievements in exploration in 2013. First, mindset innovation: the Company persisted in the guiding principle to explore and search for large and medium size oil and gas fields, optimizing exploration portfolio and ensuring appropriate allocation of capital in mature, rolling and new exploration areas. Second, theory innovation: including hydrocarbon accumulation theories in Bohai active fault zone and in Yinggehai high-temperature and high-pressure reservoir. Third, technology innovation: successfully adopted large area 3D seismic acquisition and processing, as well as seismic acquisition and processing technology on high-dip fault.

The Company’s major exploratory activities in 2013 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China
Bohai	14	25	-	-	7	-	21	-	-	-	6,510	261
Eastern South China Se	11	4	3	-	1	-	-	-	12,418	-	3,098	4,142
Western South China Sea	16	22	-	-	2	-	13	-	12,080	-	4,625	1,590
East China Sea	3	2	-	-	-	-	-	-	3,281	-	4,566	-
Subtotal	44	53	3	-	10	-	34	-	27,779	-	18,800	5,993
Overseas	-	-	13	22	-	8	-	14	-	3,771	-	353
Total	44	53	16	22	10	8	34	14	27,779	3,771	18,800	6,346

Engineering Construction, Development and Production

In 2013, the Company, by carefully allocating its operational resources, made smooth progress in engineering construction and achieved remarkable results in engineering construction as well as development and production operations.

So far, new projects that were scheduled to commence production in 2013, including Weizhou 6-12, Wenchang 19-1 North, Wenchang 8-3 East, Weizhou 12-8 West, Qikou 18-1 Adjustment, Liuhua 19-5 gas field and Suizhong 36-1 Phase II Adjustment came on stream gradually. Overseas, the Rochelle gas field in UK North Sea also commenced production as scheduled.

In 2013, the Company overcame considerable challenges in its oil and gas development and production. Adverse factors included delays in the commencement of production for some new projects and frequent typhoons that affected operations, all of which put tremendous pressure on the Company’s development and production.  Despite this grim situation, the Company still managed to accomplish its annual production target mainly by focusing on the following areas:

First, ensuring sustainable and stable production of existing oil and gas fields. This mainly includes: carrying out intensive work and carefully planning, developing key measures for existing oil and gas fields based on refined studies on geological reservoirs, and maintaining stable or low production decline rates; strengthening management of producing wells and keeping high production time efficiency of oil and gas fields; achieving good results in the management of equipment integrity which led to a continuous decline of accidents on equipment failures and production losses; and preventing potential accidents to ensure safe and highly efficient operations.

Second, bringing on stream new oil and gas fields and new wells for production contribution. Through our efforts, new oil and gas fields including the Suizhong 36-1 Phase II Adjustment project, Wenchang 8-3 East and Weizhou 6-12 came on stream during the year, making contribution to the Company’s production volume. Meanwhile, the Company optimized its operational measures in a timely manner to ensure that new development wells and infill drilling wells were implemented as planned and contributed for production growth.

Third, confronted by complicated and unpredictable operation conditions at sea, the Company shortened suspension time for maintenance of  its major projects and reduced losses in production by optimizing construction processes and procedures and selecting appropriate time windows.

Through the relentless efforts of the Company, net oil and gas production in 2013 reached 411.7 million BOE. Excluding the production contribution from the acquisition of Nexen, the Company’s net production was 350.9 million BOE, representing an increase of 2.5% year on year and achieving stable production growth.

In 2014, the Company expects to see another new peak for construction work with its full capacity to be utilized for onshore construction and offshore installation. A total of about 20 new projects is expected to be under construction, among which seven to ten new oil and gas fields are expected to commence production in 2014, including the Kenli 3-2 oilfield group, Qinhuangdao 32-6 comprehensive adjustment and the Golden Eagle project in the UK North Sea. Other projects are expected to commence production in the next few years and will provide additional momentum for the Company’s growth in medium-to-long term production.

In 2014, the Company will implement its various tasks with emphasis on the following areas:

First, the Company will focus on major tasks so as to accomplish its annual production target. The Company has set its net production target at 422-435 million BOE in 2014. In order to accomplish this target, we will carefully coordinate our resources to facilitate the timely commencement of production of new projects; strengthen our management and maintain the basic production at existing oil and gas fields; enhance the deployment of measures such as infill drilling wells to increase production; plan our construction in a meticulous manner and arrange planned shutdown and maintenance at our major projects.

Second, the Company will focus on cost control and efficiency enhancement. The year of 2014 has been designated as the “Year of Quality and Efficiency” for the Company. The focus of our cost-saving measures with respect to development and production will be directed to the following aspects: strengthening the management of operating costs with an emphasis on well operations and maintenance expenses, improving production capitalization management and introducing innovation in management mechanisms in order to control costs effectively.

Third, the Company will implement advanced planning to ensure the accomplishment of its production growth target for 2011-2015. We will enhance the application of new technologies, to increase the application of heavy oil thermal recovery technology and development technology at oilfields with low permeability to improve the recovery of producing oil fields, promote engineering construction of new projects and speed up development to make sure that new oil and gas fields can commence production as scheduled.

With emphasis on the above measures, the Company will strive to achieve its production growth target for 2011-2015 and lay a solid foundation for its long-term growth.

Overseas Development

In recent years, the Company has extended its global presence and raised its international profile with its geographical presence in Asia, Africa, Oceania, North America, South America and Europe. It now covers conventional oil and gas resources and unconventional resources such as shale oil and gas, oil sands and coalbed methane. The proportion of overseas reserves, production, and oil and gas sales has increased and accounted for 44.8%, 36.2% and 30.5% of the Company’s total reserves, production and oil and gas sales, respectively, and therefore overseas business has become a key driving force for the Company’s sustainable growth. The overseas operations of the Company have been developed into a favorable portfolio with the co-existence of conventional and unconventional resources and the orderly development of the exploration and production business.

In February 2013, the Company completed its acquisition of Nexen, achieving a significant development in its overseas business. In December 2013, the Company signed a 35- year PSC to develop the Libra oilfield in offshore Brazil. Based on public information, Libra oilfield is one of the super-large deepwater hydrocarbon accumulations in the world. Among the consortium that won the joint bid, we hold 10% equity interest in the Libra oilfield. The participation in the Libra oilfield marks a significant milestone of our strategic entry into the ultra-deepwater presalt area and is also in line with our philosophy of expanding our global presence through partnership arrangements.

Along with the development of our overseas operations, the Company will further revitalize its business management overseas. We will continue to strengthen our capabilities in operational management, resource integration and risk control in order to enhance our international development endeavors.

Regional Overview

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2013, the reserve and daily production volume in Bohai were 1,179.7 million BOE and 413,650 BOE/day, respectively, representing approximately 26.6% and 36.7% of the Company’s total reserves and daily production, respectively. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In 2013, the Company made seven successful discoveries in Bohai, namely Bozhong 34-9, Bozhong 8-4, Kenli 10-4, Bozhong 23-3, Luda 5-2 North, Kenli 9-5 and Kenli 9-6. In addition, the Company also successfully appraised eight oil and gas structures, including Kenli 2-1, Penglai 9-1, Penglai 15-2, Qinhuangdao 29-2 East, Bozhong 8-4, Luda 5-2 North, Kenli 9-5 and Kenli 9-6. The Company’s major accomplishments in Bohai included:

First, several mid-sized oil and gas discoveries including Bozhong 8-4, Kenli 9-5, Kenli 9-6 and Luda 5-2 North were made during the year.

Second, three major successful appraisals were obtained. The reserve size of Penglai 9-1 continued to expand after further successful appraisals. The successful appraisal of Qinhuangdao 29-2 East has made it possible to become another large-scale light oil and gas field in Bohai. Luda 5-2 North was successfully appraised as a result of our efforts in making technological breakthroughs, paving a new way for the development of heavy oil reservoir assets.

Third, we advocated innovation and encouraged new concepts for exploration. Major breakthroughs were achieved in the exploration of the Neogene of Jinzhou 23-2 structure following a transition from medium-to-deep oil and gas to shallow oil and gas exploration.

Fourth, a new discovery of Kenli 10-4 was made, marking a significant achievement in exploration in southern Laizhou Bay, Bohai.

Benefiting from new discoveries and successful appraisals, reserve replacement ratio of Bohai reached 109% in 2013, further reflecting Bohai’s potential as a core production region for the Company.

For development and production, Penglai 19-3 oilfield has resumed its normal state in February 2013 with stable production following a series of rectification measures. In October, Suizhong 36-1 Phase II Adjustment project commenced production successfully and provided a new impetus for production growth in Bohai.

The Company continued to implement regional development and comprehensive adjustment for its oil and gas fields. According to our plans, the regional development in Kenli 3-2 and the Qinhuangdao 32-6 adjustment project are expected to commence production successively in 2014.

In addition, the Company has strengthened its management, improved injection-production ratio and reduced decline rate constantly through the application of various methods such as increasing the number of injections. Through careful planning and meticulous work, the Company has also strengthened the management of its existing oil and gas fields to enable the facilities to maintain a high operational efficiency.

Western South China Sea

Western South China Sea is one of the most important natural gas production areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. As of the end of 2013, the reserves and daily production volume in Western South China Sea reached 649.6 million BOE and 132,284 BOE/day, respectively, representing approximately 14.7% and 11.7%, respectively, of the Company’s total reserves and daily production.

In 2013, the Company made two new independent discoveries in Western South China Sea, namely Dongfang 1-4 and Weizhou 12-11, among which, Weizhou 12-11 has the potential to be developed into a medium scale oilfield. The Company had seven successful appraisals, namely Dongfang 1-4, Dongfang 13-1, Dongfang 13-2, Weizhou 12-11, Weizhou 12-2, Weizhou 11-10 and Wushi 17-2.

In 2013, the commencement of production of Weizhou 6-12, Weizhou 12-8 West, Wenchang 19-1 North and Wenchang 8-3 East in Western South China Sea have made significant contributions to the production growth of the Company. On the other hand, due to decreasing production capacities of Yacheng 13-1 and other gas fields, gas production in this region recorded a 9.3% decline over the previous year. Accordingly, the Company continued to implement streamlined management and optimize the production process for all oil and gas fields, resulting in the stabilization of production in this region.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2013, the reserves and daily production volume in Eastern South China Sea reached 542.7 million BOE and 166,778

BOE/day, respectively, representing approximately 12.3% and 14.8%, respectively, of the Company’s total reserves and daily production.

Eastern South China Sea is the main battlefield for the Company’s deepwater exploration. In 2013, the Company had one new independent deepwater discovery, namely Liwan 3-2. Through a series of exploration activities, the Company deepened its understanding of the geological conditions in the deepwater area of Eastern South China Sea and further ascertained its future exploration targets.

Net oil and gas production derived from Eastern South China Sea rose steadily in 2013. This was attributable to the production contributions from the Panyu 4-2/5-1 adjustment projects, which commenced production in 2012, the resumption of normal production of Liuhua 11-1 after the completion of the overhaul of its FPSO, the completion of permanent repair of subsea pipeline of Zhuhai Terminal, as well as the reduced impact of typhoons on production activities through the Company’s thorough planning.

In early 2014, Liuhua 19-5 gas field in Eastern South China Sea successfully commenced production. According to our plans, several projects including Panyu 10-2/5/8, Panyu 34-1/35-1/35-2 and Enping 24-2 will also commence production successively in 2014, bringing a new momentum to the production growth of the Company.

East China Sea

The typical water depth of the Company’s operation area in East China Sea region is approximately 90 meters. As of the end of 2013, approximately 1.6% of the Company’s reserves and 0.6% of the Company’s production were derived from East China Sea.

In 2013, the Company continued to focus on rolling explorations surrounding the existing production facilities and oil and gas fields, which achieved positive results and laid a strong foundation of resources for future production growth.

In addition, the Company has actively promoted regional development of gas fields in East China Sea, consolidated the related design work, reviewed and negotiated gas prices with downstream users, and made sure that projects progress as scheduled.

In 2013, the Company’s production volume of oil and gas in East China Sea remained stable.

Overseas

Asia (excluding China)

Asia was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets mainly in Indonesia and Iraq. As of the end of 2013, the reserves and daily production volume derived from Asia (excluding China) reached 240.6 million BOE and 54,529 BOE/day, respectively, representing approximately 5.4% and 4.8%, respectively, of the Company’s total reserves and daily production.

Indonesia

The Company has four development and production blocks in Indonesia, one block under development and two exploration blocks, among which, the Company acted as the operator for three blocks. Meanwhile, the Company also holds working interests in non-operating areas in Malacca PSC and Tangguh LNG Project.

The Company owns approximately 13.90% interests in the Tangguh LNG Project in Indonesia. Currently, it is preparing for the development of the third LNG train in Phase II, which is expected to complete and commence production in 2019.

In 2013, facing with many challenges such as production decline from mature oil fields and the aging of production facilities, the Company carried out studies of refined reservoirs , increased the workload on  policy making, strengthened the comprehensive management of production equipment, and deeply explored the potential of oilfields, which effectively made up the output gap.

Iraq

The Company owns a 63.75% participating interest in a technical service contract for the development and production of the Missan oilfields in Iraq, pursuant to which the Company acts as the lead contractor.

Through the Company’s efforts, the Missan oilfields reached its required production level in 2012, and entered the cost recovery period, starting to make contributions to the Company’s production growth.

In 2013, the Company vigorously promoted project construction, resulting in a gradual increase in the production from the Missan oilfields with an average daily net production reaching approximately 14,800 barrels. According to the requirements of the service contract, the Company timely submitted a report on production improvement  plans for the Missan oilfields to  the government of Iraq.

As the Missan Project is a technical service contract, its cost of operation is relatively high which consequently raised the cost for the Company. Nevertheless, major oil and gas companies in the world have all entered into the exploration and development industry in the Middle East through technical service contracts, demonstrating an industry consensus on the future growth of the area.

Other Regions in Asia

In addition, the Company owns interests in several production and exploration blocks in Yemen,  Myanmar and Qatar.

Oceania

Currently, the Company’s oil and gas resources in Oceania are located in Australia and Papua New Guinea. As of the end of 2013, the reserves and daily production volume derived from Oceania reached 92.0 million BOE and 23,909 BOE/day, respectively, representing approximately 2.1% and 2.1%, respectively, of the Company’s total reserves and daily production.

Australia

The Company owns 5.3% interests in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2013, the North West Shelf LNG Project generated stable production and healthy returns.

Furthermore, the Company also owns exploration blocks in Australia, which are currently under exploration and appraisal period.

Other Regions in Oceania

The Company owns interests in several blocks in Papua New Guinea. These blocks are still under exploration.

Africa

The Company has a relatively large oil and gas reserves base in Africa. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2013, the reserves and daily production volume derived from Africa reached 155.4 million BOE and 77,343 BOE/day, respectively, representing approximately 3.5% and 6.9%, respectively, of the Company’s total reserves and daily production.

Nigeria

The Company owns a 45% interest in the OML 130 block in Nigeria, which is a deepwater project and comprises of four oilfields, namely, Akpo, Egina, Egina South and Preowei. The Akpo oilfield commenced production in March 2009. In 2013, the Akpo oilfield maintained stable operation and recorded significant increase in production over the previous year with an average daily production reaching approximately 61,300 barrels.

In 2013, TOTAL S.A., the operator of the Egina project, announced that the final investment decision for the Egina field had been approved. The project has entered into the phase of engineering construction.

In addition, Nexen Petroleum Nigeria Limited holds a 20% non-operating interest as contractor in the PSC that covers the  Usan oilfield in OML 138 block. The Usan oilfield commenced production in early 2012.

Uganda

The Company owns one-third of the interest in each of Exploration Areas (“EA”) 1, 2 and 3A in Uganda. EA 1, 2 and 3A are located at the Lake Albert Basin in Uganda, which is one of the most promising basins with oil and gas resources in Africa.

In 2013, as the operator of EA 3A, the Company took great efforts to promote the development of the Kingfisher Field and obtained the approval from the government of Uganda on the Kingfisher Field’s Field Development Plan and Petroleum Reservoir Report, and the Kingfisher Field entered into development stage.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company also owns interests in several blocks in Equatorial Guinea, the Republic of Congo, Algeria and the Gabonese Republic. These blocks are currently under exploration.

North America

The Company holds interests in the oil and gas exploration areas in the U.S., Canada and Trinidad and Tobago in North America, as well as part of the shares of MEG Energy Corporation in Canada. As of the end of 2013, the Company’s reserves and daily production volume derived from North America reached 1,036.0 million BOE and 120,030 BOE/day, respectively, representing approximately 23.4% and 10.6%, respectively, of the Company’s total reserves and daily production.

The Company completed the acquisition of Nexen in February 2013. Subsequently, the Company established its North and Central America headquarter in Calgary, Canada, to be responsible for operating the Company’s businesses in North and Central America as well as Nexen’s global operations.

The U.S.

The Company holds 33.3% of the interests in two shale oil and gas projects, located in the Eagle Ford and Niobrara plays onshore USA. Currently the Company’s position is all non-operating.

In 2013, the Company’s share of production from the Eagle Ford project saw a continuous increase with average daily production reaching approximately 44,800 BOE, which is attributable to an increasing number of wells and our deeper understanding of underground resources, together with the increase in investment which led to an acceleration of the development of high-quality assets. For the

Niobrara project, the determination of core regions and discoveries on shallow levels in the Powder River Basin are expected to contribute to the Company’s production in the future.

Shale oil and gas resources have become one of the growth areas for the world’s oil and gas exploration and development, and participation in these fields has brought sustainable growth to the Company.

Furthermore, through the acquisition of Nexen, the Company owns approximately 175 exploration blocks with 36 prospects, leads and concepts in the U.S. Gulf of Mexico, which we are actively maturing. The Company also owns interests in several exploration blocks offshore Alaska.

Canada

Canada is one of the countries with rich oil sands resources, significant shale gas plays and mature conventional oil and gas areas. As oil sands are one of the new growth areas of oil and gas exploration and development, participation in oil sands development will be favorable to the sustainable growth of the Company.

In 2013, after the completion of the acquisition of Nexen, the Company holds  100% of the interests in the Long Lake project and the other three oil sands projects in northeastern Alberta. The Long Lake project is at the oil producing stage. The Company also holds part of the interests in the Syncrude oil sands project, which has been producing for over 35 years. The Company has also entered into new shale gas basins through this acquisition. With a total of approximately  300,000 acres, the Horn River, Cordova and Liard basins are  regions in North America with quality shale gas, and the great potential for development.

In 2013, the Company continued to  facilitate the development of the Long Lake project, with the completion of pads 14/15. Both pads commenced steam injection in the year with first production expected to be in early 2014. The construction of the K1A project continued to progress with first steam planned for mid 2014. The production of the Long Lake project maintained a steady growth with average daily production of approximately 24,000 BOE in 2013.

In addition, the Company owns 12.39% of the shares of MEG Energy Corporation in Canada. The Company also owns a 60% interest in Northern Cross (Yukon) Limited, which owns oil and gas exploration blocks in the Yukon area in Canada.

Other Regions in North America

The Company owns a 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago. The 2C block is in production.

South America

In South America, the Company mainly holds a 50% interest in Bridas Corporation (“Bridas”) and a 10% interest in the PSC of the Libra oilfield in Brazil, among which, the Company’s interest in Bridas is accounted for by the equity method. As of the end of 2013, the Company’s reserves and daily production volume derived from South America reached 289.4 million BOE and 44,183 BOE/day, respectively, representing approximately 6.5% and 3.9%, respectively, of the Company’s total reserves and daily production.

Argentina

The Company holds a 50% shareholding interests in Bridas Corporation in Argentina. Mainly through its affiliates (including the 40% interest in Pan American Energy (“PAE”)), Bridas engages in oil and gas exploration and production activities in Argentina. The Company makes joint decisions on the management of Bridas Corporation and applies the equity method for its accounting.

In 2013, PAE fully leveraged the favourable oil and gas price policies enacted by the local government and employed production enhancement measures in major producing blocks which worked well and maintained a stable production.

Brazil

In October 2013, the Company, as part of a consortium comprised of Petrobras, Shell, TOTAL S.A. and China National Petroleum Corporation, was awarded a 35-year PSC to develop the Libra oilfield in Brazil. The Company holds a 10% interest in the PSC.

Libra oilfield is located in Santos Basin, approximately 170 kilometers off the coast of Rio de Janeiro. The block covers approximately 1,550 square kilometers with water depths of approximately 2,000 meters. The National Petroleum Agency of Brazil estimates that a total gross peak oil production could reach 1.4 million barrels per day.

Other Regions in South America

Through the acquisition of Nexen, the Company holds interests in several exploration and production blocks in Colombia.

Europe

In Europe, the Company holds interests in several oil and gas fields such as Buzzard in the North Sea of the United Kingdom. As of the end of 2013, the Company’s reserves and daily production volume derived from Europe reached 170.6 million BOE and 88,241 BOE/day, respectively, representing approximately 3.9% and 7.8%, respectively, of the Company’s total reserves and daily production.

United Kingdom

In 2013, the Company entered into the North Sea in the United Kingdom for the first time as a result of the acquisition of Nexen. The Company’s asset portfolio in the North Sea consists of projects under production, development and exploration, mainly including: a 43.2% interest in Buzzard oilfield which made the Company the second largest crude oil producer in the North Sea, and a 36.5% interest in the Golden Eagle block, which is expected to commence production in 2014.

The Buzzard oilfield is one of the largest oilfields in the North Sea. In 2013, the operational efficiency of the Buzzard oilfield reached a three-year high and its annualized production of the last 10 months of 2013 was approximately 68,000 BOE/day. Furthermore, the Rochelle gas field in the North Sea successfully came on stream in 2013.

Other Regions in Europe

The Company holds a license issued by the government of Iceland for carrying out oil exploration operations in the Norwegian Sea in Northeastern Iceland.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales price and average production cost (excluding ad valorem and severance taxes) in the years of 2011, 2012 and 2013.

	Net Production			Average Sales Price		Average Production Cost
	Total	Crude and Liquids	Gas	Crude and Liquids	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/Mmcf)	(US$/ BOE)
2013
Offshore China
Bohai	413,650	392,413	127.4	—	—	—
Western South China Sea	132,284	75,606	330.5	—	—	—
Eastern South China Sea	166,778	141,545	151.4	—	—	—
East China Sea	5,072	872	25.2	—	—	—
Subtotal	717,784	610,435	634.5	106.86	6,323	10.06
Overseas
Asia (excluding China)	54,529	28,997	140.3	105.40	8,193	23.65
Oceania	23,909	4,533	98.2	118.48	3,151	9.61
Africa	77,343	77,343	—	108.29		7.54
North America (excluding Canada)	62,496	44,245	109.5	79.59	3,632	8.47
Canada	57,534	39,872	106.0	90.52	2,901	45.58
Europe	88,241	83,460	28.7	103.58	9,700	12.38
South America	960	960	—	97.62		13.98
Subtotal	365,010	279,409	482.7	99.67	5,067	17.42
Total	1,082,795	889,845	1,117.1	104.60	5,780	12.54
Equity method investees	45,173	22,758	130.2	—	—	—

2012
Offshore China
Bohai	432,285	411,642	123.9	—	—	—
Western South China Sea	135,007	72,672	364.1	—	—	—
Eastern South China Sea	155,070	130,266	148.8	—	—	—
East China Sea	4,925	542	26.3	—	—	—
Subtotal	727,287	615,122	663.1	111.71	6,019	9.28
Overseas
Asia (excluding China)	43,752	14,883	157.8	112.38	7,752	23.58
Oceania	24,628	4,846	101.1	99.73	3,171	9.26
Africa	56,998	56,998	—	111.39	—	9.41
North America	36,183	27,896	49.7	82.83	1,426	23.80
Subtotal	161,561	104,623	308.6	103.38	5,232	16.45
Total	888,848	719,745	971.7	110.48	5,769	10.58
Equity method investees	46,767	23,020	138.0	—	—	—

2011
Offshore China
Bohai	426,190	405,682	123.0	—	—	—
Western South China Sea	138,712	72,006	390.4	—	—	—
Eastern South China Sea	146,864	120,563	157.8	—	—	—
East China Sea	3,453	339	18.7	—	—	—
Subtotal	715,219	598,590	689.9	109.59	5,305	8.50
Overseas
Asia (excluding China)	53,872	17,427	218.7	115.09	5,647	19.91
Oceania	25,195	5,382	101.1	104.58	3,230	8.48
Africa	56,348	56,348	—	111.74	—	8.03
North America	9,096	4,836	25.6	93.46	4,481	15.78
Subtotal	144,511	83,993	345.3	110.86	4,850	12.98
Total	859,730	682,582	1,035.2	109.75	5,153	9.25

Equity method investees	49,270	25,704	136.5	—	—	—

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2011, 2012 and 2013.

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2013
Offshore China
Independent
Bohai	39	28	11	161	161	—
Western South China Sea	38	15	23	26	26	—
Eastern South China Sea	15	1	14	13	13	—
East China Sea	5	3	2	—	—	—
Subtotal	97	47	50	200	200	—
PSCs
Bohai	—	—	—	67	67	—
Western South China Sea	3	—	3	8.4	8.4	—
Eastern South China Sea	—	—	—	29.5	29. 5	—
East China Sea	—	—	—	2.0	2.0	—
Subtotal	3	—	3	106.9	106.9	—
Overseas
Asia (excluding China)	1.9	1.5	0.4	8.5	8.5	—
Oceania	—	—	—	—	—	—
Africa	7.4	5.9	1.5	4.0	4.0	—
North America	0.9	0.3	0.6	186.7	186.4	—
South America	1.0	—	1.0	0.2	0.2	—
Europe	1.4	1.0	0.4	2.9	2.9	—
Subtotal	12.6	8.7	3.9	202.3	202.0	—

2012
Offshore China
Independent
Bohai	50	35	15	101	101	—
Western South China Sea	24	9	15	29	29	—
Eastern South China Sea	15	4	11	20	19	1
East China Sea	7	5	2	—	—	—
Subtotal	96	53	43	150	149	1
PSCs
Bohai	—	—	—	25	25	—
Western South China Sea	3	1	2	—	—	—
Eastern South China Sea	—	—	—	11	11.3	—
East China Sea	—	—	—	2	2	—
Subtotal	3	1	2	38	38	—
Overseas
Asia (excluding China)	8.2	3.4	4.8	14.5	14.5	—
Oceania	—	—	—	—	—	—
Africa	7.4	5.8	1.6	0.9	0.9	—
North America	60.9	60.7	0.2	127.3	127.3	—
Subtotal	76.5	69.6	6.6	142.7	142.7	—
2011
Offshore China
Independent
Bohai	39	21	18	106	106	—
Western South China Sea	24	13	11	8	8	—
Eastern South China Sea	14	4	10	19	19	—
East China Sea	5	5	—	—	—	—
Subtotal	82	43	39	133	133	—
PSCs
Bohai	3	3	—	72	72	—
Western South China Sea	0.5	0.5	—	1.0	1.0	—
Eastern South China Sea	2	2	—	4.5	4.5	—
East China Sea	2.5	2.5	—	2.5	2.5	—
Subtotal	8.0	8.0	—	79.5	79.5	—
Overseas
Asia (excluding China)	5.0	3.7	1.3	10.0	10.0	—

Oceania	—	—	—	—	—	—
Africa	—	—	—	1.8	1.8	—
North America	0.3	0.2	0.1	145.0	145.0	—
Subtotal	5.3	3.9	1.4	156.8	156.8	—

Present Activities

The following tables set forth our present activities as of December 31, 2013.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai	9	8	430	386.2
Western South China Sea	2	2	25	25
Eastern South China Sea	13	12.3	—	—
East China Sea	—	—	—	—
Subtotal	24	22.3	455	411.2
Overseas
Asia (excluding China)	3	2.2	—	—
Oceania	—	—	—	—
Africa	2	0.7	1	0.2
North America	19	4.4	—	—
South America	2	1.2	—	—
Europe	2	0.9	—	—
Subtotal	28	9.4	1	0.2

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2013.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Crude and Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai	1,690	1,449.5	31	31	2,296	2,296	43,068	43,068
Western South China Sea	228	2,07.85	75	64.7	1,806	1,806	73,388	73,388
Eastern South China Sea	317	256.2	16	12.6	1,686	1,686	55,424	55,424
East China Sea	13	3.9	34	14.4	—	—	85,413	85,413
Subtotal	2,248	1,917.5	156	122.6	5,788	5,788	257,292	257,292
Overseas
Asia (excluding China)	666	414.1	23	7.8	18,600	7,433.4	41,056	21,473
Oceania	—	—	48	2.5	3,950	209.0	22,066	6,100
Africa	34	11.8	—	—	1,302	584.3	41,766	33,333
North America	1,485	571.5	220	71.9	1,212	621.2	9,482	4,538
South America	112	11.5	—	—	2	0.2	3,180	1,687
Europe	73	36.6	2	0.8	74	39.8	4,775	2,129
Subtotal	2,370	1,045.5	293	83.0	25,140	8,887.9	122,325	69,260
Total	4,618	2,963.0	449	205.6	30,928	14,675.9	379,617	326,552

The gross acreage disclosed above includes the total number of acres in major blocks that we own an interest. The net acreage includes our wholly owned interests and the sum of our fractional interests in gross acreage.

Delivery Commitment

We have certain delivery commitments under the take-or-pay contracts for sales of natural gas. In 2013, the annual sales from our largest gas contract contributed to only approximately 0.3% of our total oil and gas sales and the total revenues from gas sales accounted for approximately 5.1% of our total revenues in 2013. Moreover, the total gas quantities that are subject to delivery commitments under existing contracts or agreements are not significant to the Company. Therefore, we believe that we did not have any material delivery commitment as of the end of 2013.

Sales and Marketing

Sales of Crude Oil

The Company sells its crude oil produced in offshore China to the PRC market mainly through CNOOC China Limited, its wholly owned subsidiary. The Company sells its crude oil produced overseas to international and domestic markets mainly through China Offshore Oil (Singapore) International Pte Ltd, also its wholly owned subsidiary; Nexen Energy ULC, a wholly-owned subsidiary of the Company in Canada, sells its crude oil and synthetic oil to international markets on its own.

The Company’s crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay Renminbi. The Company currently sells three types of crude oil in China, namely, heavy crude, medium crude and light crude, which are benchmarked by Duri, Daqing, and Tapis, all of which are benchmarking crude oil prices in the Far East, respectively. The Company’s major customers in China are Sinopec, PetroChina and CNOOC. The crude oil produced in overseas and sold in international markets is benchmarked at the

Brent and WTI oil prices.

In 2013, the world economy is in a slow recovery, and global oil supply is relatively sufficient. The average international oil prices rebounded slightly on a year-on year basis due to better than expected growth of the U.S. economy, an increase in demand from the U.S. market following several years of  decline, as well as market speculation. As Japan adjusted its energy consumption structure, the natural gas consumption increased accordingly, which decreased the demand for crude oil in the Far East, and hence the benchmark crude oil prices returned to a normal level.

In 2013, the Company has been closely monitoring market movements and striving to meet customer demand in order to realize relatively high oil prices. Since the fundamental economics and demand for oil products in the Asia-Pacific region were weaker than last year, and also due to the lower oil prices in North America, there was mounting pressure on the selling price of the Company’s crude oil. For these reasons, the Company’s average realized oil price was US$104.60/barrel, representing a decrease of 5.3% from the previous year.

 The table below sets forth the sales and marketing volumes in offshore China for each of these types of crude oil for the periods indicated.

	Year ended December 31,
		2011	2012	2013
Sales and Marketing Volumes (mmbbls)(1)	Benchmark Prices
Light Crude	PLATTS Tapis(2)	12.4	14.1	12.4
Medium Crude	Daqing OSP(3)	114.4	120.2	126.7
Heavy Crude	ICP Duri(4)	136.6	123.5	128.3

(1)           Includes the sales volumes of us and our foreign partners under production sharing contracts.
(2)           Tapis is a light crude oil produced in Malaysia.
(3)           Daqing official selling price. Daqing is a medium crude oil produced in northeast China.
(4)                Duri is a heavy crude oil produced in Indonesia. The Indonesian crude price (“ICP”) Duri has been the sole benchmark price for heavy crude since 2006.

Sales of Natural Gas

The Company’s natural gas sales prices are mainly determined by the Company’s negotiations with its customers. The Company’s natural gas sales agreements are generally long-term contracts, which normally provide a periodic price adjustment mechanism. The Company’s natural gas customers are primarily located in the south- eastern coast of China, including Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, and China BlueChemical Ltd.

The LNG sourced by the Company from the North West Shelf LNG Project in Australia and the Tangguh LNG Project in Indonesia is mainly based on long-term supply contracts and is sold to various customers in the Asia-Pacific region, including LNG Terminals in Guangdong Dapeng and Fujian Putian, China.

In 2013, the Company’s average realized natural  gas price was US$5.78/mcf, representing a 0.2% increase over the previous year, primarily due to: on one hand, benefiting from the Chinese government’s gradual onshore natural gas price reform, the Company successively adjusted its sales price to major natural gas customers through negotiation; on the other hand, the sales price of natural gas of Nexen was relatively low since the gas price in North American continued to be at a low level, which partially offset the impact of the abovementioned price adjustment.

Apart from the above sales activities, Nexen Energy ULC, a wholly-owned subsidiary of the Company in Canada, engaged in purchase and sales of oil and gas products from third parties, as well as trading derivatives to mitigate risks arising from oil and gas price fluctuations.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2011	2012	2013
Average Realized Prices
Crude and Liquids (US$/bbl)	109.75	110.48	104.60
Natural Gas (US$/mcf)	5.15	5.77	5.78

West Texas Intermediate (US$/bbl)	95.08	94.10	98.01

The international benchmark crude oil price, West Texas Intermediate, was US$98.42 per barrel as of December 31, 2013 and US$101.58 per barrel as of March 31, 2014.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2011	2012	2013
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	185,671	184,619	191,764
Revenues sourced outside the PRC	55,273	63,008	94,093
Total revenues	240,944	247,627	285,857
% of revenues sourced outside the PRC	22.9%	25.4%	32.9%

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

Research and Development

In 2013, the Company continued to implement its “Technology-driven Strategy”, securing stable growth in reserves and production by technological innovation. Certain research findings have been applied to operations and generated positive results. “The Creation and Application of Floating-over Technology for Ultra-large Platform of Offshore Oilfield” was honored with the Second-Class National Technological Progress Award of China in 2013.

Major Scientific Project Development

With a view to strengthen key technologies and to provide support for the Company’s sustainable development, a number of major projects and a batch of pioneering subjects have been established, primarily including new areas and technologies for offshore oil exploration, efficient development and enhanced oil recovery of offshore oilfield, deepwater oilfield development projects and overseas exploration and development as well as exploration and development for oil and gas fields with low grade.

In addition, the Company undertook a number of national science and technology projects such as “Development of Large-scale Oil and Gas Fields and Coalbed Methane” and obtained various achievements such as forming its geological understanding of offshore large-scale oil and gas fields and new breakthroughs in exploration.

Innovative Development of Key Technologies

In 2013, major technological innovation and developments achieved in offshore exploration and development of oil and gas by the Company included:

First, through innovations in research and composite applications of new geophysical exploration technologies in complex overseas exploration areas, the Company developed a series of technologies on complex reservoirs such as reservoirs with low resolution and estimation of reservoirs in areas with few wells or even no well, which resolved various practical issues in key exploration target areas, providing strong support for overseas exploration process.

Second, thermal recovery equipments and process technologies were utilized for the first time, and successfully passed tests in extra heavy oil wells in structures including Luda 5-2 North, which are expected to provide effective methods and technical directions for utilization and development of offshore heavy oil.

Third, the intelligent acidizing system developed by the Company independently was applied in Suizhong 36-1 and other operating areas for many times and generated remarkable effects in removing blockage. The successful application of this system simplified the repeat acidizing procedures, improved operational efficiency and reduced operation costs.

Health, Safety and Environmental Protection, or HSE

As an offshore exploration and production company, we face considerable operational safety and environmental protection risks. Therefore, the Company has been putting a lot of emphasis on health, safety and environmental protection (HSE) issues. Promoting the philosophy and culture of HSE among its employees, the Company strives to establish a comprehensive management system to improve employees’ awareness of HSE during operations and to strengthen their ability to identify potential risks as well as their skills on risk management.

In 2013, along with the rapid growth of the Company’s businesses, the scope of management in health, safety and environmental protection also expanded accordingly and the Company is facing greater challenges. For these reasons, the Company continued to improve its management system, promote intrinsic safety management and strengthen supervision, inspection and training in these areas. As a result, the Company’s overall stability in performance in the areas of health, safety and environmental protection has been achieved and respective targets have been accomplished. In production activities, the health, safety and environmental protection system was effectively implemented. No oil spill accident that was above a small size was recorded throughout the year, and neither was there any single accident that resulted in economic losses of over Rmb 1 million.

In offshore China, the Company carried out safety inspections and implemented measures to prevent potential accidents in 2013. Considering arrangements for annual key tasks and actual situations of affiliated organizations, the Company’s headquarter organized an inspection team, which comprised of relevant experts from various functional departments, their affiliated units and intermediary institutions in charge of safety technologies to conduct random inspections of four subsidiaries. Learned from the issues discovered, we were able to make solid progress in detecting and managing potential risks.

The Company also fully introduced the task of emergency management improvement, which included establishing a healthy organizational system, forming an offshore mobile communication system command units, establishing the capacity for emergency response to oil spill accidents and constructing a global emergency resource management platform. In addition, the Company further strengthened its management of pollutant discharge to promote energy saving and emission reduction.

For overseas projects, in accordance with  the characteristics of different countries, regions, cultures, cooperation models, local legal environments as well as project durations and nature of operations, the Company enhanced its study on the involved countries and regions and conducted dynamic evaluations on potential risks. The Company has been closely tracking and making scientific judgments on the safety situations of such countries and regions, which increased its risk identification ability and facilitated the formulation of targeted HSE management plans for overseas projects. The Company also formulated comprehensive management requirements for the daily HSE management of Nexen.

To obtain health, safety and environmental protection information, the Company utilized an environmental management information system to successfully track pollutants in 2013, and adopted categorized management on the risk identification system.

In 2013, there was no accident causing critical casualties. The Company’s Occupational Safety and Health Administration (“OSHA”) statistics were maintained at a good level, and the Company’s performance continued to improve.

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

As of December 31, 2013, we have purchased a number of insurance policies with varying policy coverage and limits to meet our risk management requirements and cover our potential liabilities arising from accidents at any of our offshore and onshore locations. We maintain insurance for costs relating to property damage to our facilities, control of well including drilling relief wells, removal of wreck, pollution clean-up, liability for bodily injury and property damage to third parties.  The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs.  See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Extreme weather conditions may have a material adverse impact on us and could result in losses that are not covered by insurance.”

We have purchased a number of insurance policies with varying policy coverage and limits to meet our risk management requirements and cover our potential liabilities arising from accidents at any of our offshore and onshore locations. We maintain insurance for costs relating to property damage to our facilities, control of wells including drilling relief wells, removal of wreck, pollution clean-up, liability for bodily injury and property damage to third parties.  The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions. Excluding Nexen, the coverage under operational insurance policies and construction insurance policies are subject to policy limits of US$20.9 billion in aggregate and US$7.6 billion in aggregate, respectively. The coverage under operator’s extra-expense and third-party liabilities insurance policies are mainly subject to policy limits of US$20 million to US$200 million for each and every occurrence. The deductible for each insurance policy mainly ranges from US$2 million to US$5 million for different types of insurance policies. For Nexen, we are insured for amounts up to US$600 million (100%). We have separate, additional insurance covering liability for bodily injury and property damage to third parties of up to US$ 490 million (100%), which responds whether the liability arises from pollution or from other causes. Where we are the operator of a well or a facility in the Gulf of Mexico, we are insured for our working interest share up to US$ 35 million of coverage relating to our obligations under Section 1001 of the US Oil Pollution Act of 1990, which includes liability for damage to natural resources. For declared deep-water wells, we are insured for our working interest share of up to US$ 750 million for costs related to control of the well.

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

In addition, we currently have seven oil spill emergency response bases, to which we have contributed land and funds for construction, separately located in eight cities in the PRC, namely Suizhong, Tanggu, Longkou, Huizhou, Shenzhen, Zhuhai, Weizhou and Gaolan. All the oil spill emergency response bases are close to our workplaces of operations, and in the event of any oil spill, explosion or other similar events, they would react promptly and assist us in coping with such accidents effectively. We have developed and established a “four-in-one” emergency management system to support our worldwide business, which includes a crisis management plan, an emergency commanding system, an emergency information system and an emergency rescue team. Through constant trainings and exercises, we have comprehensively enhanced our ability to defend risks, minimize the impact of emergency events and maintain our sustainable development.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2011		2012		2013
	Rmb in millions	%	Rmb in millions	%	Rmb in millions	%
Exploration and production	211,082	87.6	210,706	85.1	247,303	86.5
Trading businesses	50,469	20.9	50,771	20.5	55,716	19.5
Unallocated and elimination	(20,607)	(8.6)	(13,850)	(5.6)	(17,162)	(6.0)
Total operating revenues	240,944	100.0	247,627	100.0	285,857	100.0

We are mainly engaged in the exploration, development, production and sales of crude oil and natural gas primarily in offshore China.  For the year ended December 31, 2013, approximately 67.0% of our total revenue was sourced in the PRC.  Our overseas activities are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda and Australia, etc.

Regulatory Framework in the PRC

Government Control

All of China’s petroleum resources are owned by the PRC state. The PRC government exercises regulatory control over oil exploration and production activities in China.  We are required to obtain various governmental approvals, including those from the Ministry of Land and Resources, the State Oceanic Administration, the National Development and Reform Commission and the State Administration of Work Safety before we are permitted to conduct production activities.  Our sales are coordinated by the National Development and Reform Commission.  For independent operations and joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including permit for exploration blocks, approval of a reserve report, environmental impact report submitted through CNOOC, extraction permit and work safety permit. Moreover, for joint exploration and production, we are required, through CNOOC, to obtain approval of overall development plan from the National Development and Reform Commission, and to report the circumstances and situation of the PSCs or other cooperation contracts between CNOOC and the foreign enterprises to the Ministry of Commerce.

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

Since the early 1980s, the PRC government has adopted policies and measures to encourage the development of the offshore petroleum industry.  These policies and measures, which were applicable to CNOOC’s operations prior to the reorganization, became applicable to our operations in accordance with an undertaking agreement between us and CNOOC.  As approved by the PRC government, these policies and measures have provided us with benefits mainly including the exclusive right to explore for, develop and produce petroleum in designated areas in offshore China in cooperation with international oil and gas companies and to sell petroleum in China, and the flexibility to set our prices in accordance with international market prices and determine where to sell our crude oil.

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

•
mineral resource compensation at the temporary rate of 1% on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011;

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

We calculate our deferred tax to account for the temporary differences between our tax base, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting base, which is prepared in accordance with applicable financial reporting requirements.  The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling.  As of December 31, 2011, 2012 and 2013, we had Rmb 5,488 million, Rmb 3,363 million and Rmb 22,633 million (US$ 3,739  million) respectively, in net deferred tax liabilities. See note 12 to our consolidated financial statements included elsewhere in this annual report.

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

In 2011, the State Council of the PRC amended the Provisional Regulation of PRC Resource Tax. As a result, since November 1, 2011, the royalties payable to the PRC government have been replaced by resource tax, currently at 5% of the sales revenues from crude oil and natural gas.  The PSCs that were signed before November 1, 2011 are not affected by the amendment of the Provisional Regulation of PRC Resource Tax and we continue to pay royalties to the PRC government for these PSCs.

Special Oil Gain Levy

In March 2006, the PRC government imposed a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales of locally produced crude oil by an oil exploration and production company at a price that exceeds US$40 per barrel.  In December 2011, the PRC government increased the threshold of the special oil gain levy from US$40 per barrel to US$55 per barrel, with effect from November 1, 2011. The special oil gain levy is collected on a quarterly basis. For the years ended December 31, 2011, 2012 and 2013 we incurred approximately Rmb 32.0 billion, Rmb 26.3 billion and Rmb 23.4 billion (US$3.87 billion) for the Special Oil Gain Levy.  As international oil prices, the exchange rate of Renminbi and our crude oil production fluctuate, we cannot ascertain the full impact of the Special Oil Gain Levy going forward.

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

When exploitation operations in offshore China are conducted through a PSC, the operator of the oil or gas fields must submit a detailed evaluation report and an overall development program to a joint management committee established under the PSC upon the discovery of commercially viable oil and gas reserves. The program must be subsequently confirmed by CNOOC and approved by the PRC regulatory authorities before the parties to the PSC begin the commercial development of the oil and gas fields.

Under PRC law, only a state-owned company, such as CNOOC, may negotiate a PSC with foreign partners. CNOOC assigned to us all of its rights and obligations under then-existing PSCs in 1999 and has undertaken to assign to us its future PSCs except for those relating to CNOOC’s administrative functions.

Bidding Process

CNOOC and foreign partners enter into new PSCs primarily through bidding process organized by CNOOC and direct negotiation. During a typical bidding process, CNOOC determines which blocks are open for bidding and invites foreign enterprises to bid. Potential bidders are required to provide information, including minimum work commitments, exploration expenditures and percentages of share oil payable to the PRC government; and CNOOC evaluates each bid and negotiates a PSC with the successful bidder. CNOOC has agreed to allow us to participate in all negotiations for new PSCs.

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

Production Sharing Formula. A chart illustrating the production sharing formula under our PSCs is shown below.

Percentage of annual gross production	Allocation
5.0%	Production tax payable to the PRC government(1)

62.5%	For the payment of resource tax or recovery:
1. Resource tax(2) payable to the PRC government

2. Cost recovery oil(3) allocated according to the following priority:
(1). recovery of current year operating costs by us and foreign partner(s);
(2). recovery of earlier exploration costs by foreign partner(s);
(3). recovery of development costs and deemed interest by us and foreign partner(s) based on participating interests; and
(4). any excess, allocated to the remainder oil.

32.5%(4)
Remainder oil allocated according to the following formula:
1. (1-X) multiplied by 32.5% represents share oil payable to the PRC government; and
2. X multiplied by 32.5% represents remainder oil distributed according to each partner’s participating interest.

___________
(1)
In this annual report and in our consolidated financial statements included elsewhere in this annual report, references to production tax on oil and gas produced offshore China are the value-added tax set out in our PSCs offshore China.

(2)
For PSCs that came into effect prior to  November 1, 2011,  instead of resource tax, royalties ( with the rate ranging from  0.0%-12.5% of the annual gross production, depending on  the annual gross production of the oilfield) shall be paid to the PRC government.

(3)	The amount of crude oil equivalent to 62.5% of annual gross production minus the amount of crude oil for payment of resource tax shall be cost recovery oil.
(4)	The ratio “X” is agreed in each PSC based on commercial considerations and ranges from 8% to 100%.

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

Abandonment Costs. Any party to our PSCs shall pay the abandonment cost in proportion to its participating interests in the development of such oil field and/or gas field in accordance with relevant laws, decrees, and other rules and regulations then existing with respect to the abandonment of offshore facilities of the PRC when such party either abandons the production of an oil field and/or gas field during a production period or when the production period of the oil field and/or gas field expires.

Regulatory Framework in Overseas

We are subject to other fiscal regimes in the foreign countries and regions where we conduct operations, including Indonesia, Myanmar, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, the United Kingdom and certain other countries. See “Item 4—Information on the Company—Business Overview—Overseas.”

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

In Australia, the U.S., Canada, the United Kingdom, Argentina and certain other countries, we conduct our operations through exploration and production permits, licenses or leases. We, as one of the title owners under these permits, licenses or leases, are required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the landowner, in most cases in the form of royalty, severance tax and other payments, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs are deductible for the purpose of income tax calculation in accordance with local tax regulations.

In Iraq, we operate our project under a technical service contract. We provide technology of developing oil & gas and invest capital to assist the host country to achieve the production goals. According to the technical service contract, we have the rights to recover all the investments and receive remuneration fee as defined in the contract as a return from the incremental production.

Taxation

Taxes paid and payable by our non-PRC subsidiaries and jointly controlled entities include royalties, duties and export tariffs, as well as taxes levied on petroleum related income, profits and budgeted operating and capital expenditures.

Our subsidiaries domiciled outside of the PRC are subject to income tax rates ranging from 10% to 62%.

Environmental Regulation

Our operations are required to comply with various applicable environmental laws and regulations, including PRC laws and regulations administered by the State Oceanic Administration and national and local environmental protection bureaus for our operations in China.  We are also subject to the environmental rules introduced by governments in whose jurisdictions our logistical support facilities are located.

Government agencies set national or local environmental protection standards. The relevant State Oceanic Administration and/or environmental protection bureau must approve or review each stage of a project.  We must file an environmental impact statement or, in some cases, an environmental impact assessment outline before an approval can be issued.  The filing must demonstrate that the project conforms to applicable environmental standards.  The State Oceanic Administration and/or relevant environmental protection bureau generally issues approvals and permits for projects using modern pollution control measurement technology.

The PRC national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the PRC national and local governments, State Oceanic Administration or national and local environmental protection bureaus may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

The PRC environmental laws require offshore petroleum developers to pay abandonment costs.  Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2011, 2012 and 2013 of approximately Rmb 24,964.3 million, Rmb 29,406.0 million and Rmb 42,351.0 million (US$6,995.9 million), respectively.

According to the Notice of the National Development and Reform Commission, National Energy Administration, Ministry of Finance, State Administration of Taxation, and  State Oceanic Administration on Issuing the Interim Provisions on Administration over the Abandonment and Disposal of Offshore Oil and Gas Production Facilities, investors of the offshore oil and gas fields shall take responsibility for abandonment of the offshore oil and gas production facilities and perform the obligation in relation to environmental protection and ecological restoration, and shall provide and allocate special fund for the aforesaid purpose in accordance with the relevant laws and regulations. The investors include us and the foreign parties to our PSCs.

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

Employees and Employee Benefits

During the years ended December 31, 2011, 2012 and 2013, we employed 5,377 persons, 10,063 persons and 17,553 persons, respectively. The increase of employees in 2013 was mainly due to the acquisition of Nexen. Of the 17,553 employees we employed as of December 31, 2013, approximately 76.9% were involved in oil exploration, development and production activities, approximately 3.4% were involved in accounting and finance work and the remainder were senior management and others. Part of the workers for the operation of the oil and gas fields, maintenance and ancillary service are hired on a contract basis.

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

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations.  We devote significant resources to train our employees.  During 2013, we held approximately 16,700 training workshops, which were attended by approximately over 195,000 person-times of participants.  To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market.  In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

C.	ORGANIZATIONAL STRUCTURE

CNOOC indirectly owned or controlled an aggregate of approximately 64.44% of our shares as of March 31, 2014.  Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association.  Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly-held subsidiaries as of March 31, 2014 and notes our significant indirectly-held subsidiaries.

___________
(1)	Overseas Oil & Gas Corporation, Ltd. also directly owns five shares of our company.
(2)
Owner of our overseas interests in oil exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited, CNOOC SES Ltd. , CNOOC Muturi Limited, CNOOC NWS Private Limited, CNOOC Exploration & Production Nigeria Limited, CNOOC Iraq Limited, CNOOC Canada Inc., CNOOC Uganda Ltd., Nexen Energy ULC, Nexen Petroleum UK Limited, Nexen Petroleum Nigeria Limited, OOGC America LLC, Nexen Petroleum Offshore U.S.A. Inc., Nexen Marketing, Nexen Oil Sands Partnership, CNOOC Petroleum Brasil LTDA, and our joint venture, Bridas Corporation.

(3)	Owner of substantially all of our PRC oil exploration and production businesses, operations and properties.
(4)	Business vehicle through which we engage in sales and marketing activities in the international markets.
(5)
Includes CNOOC Finance (2003) Limited, CNOOC Finance (2011) Limited, CNOOC Finance (2012) Limited and CNOOC Finance (2013) Limited, all of which are our financing vehicles. These finance companies are our wholly owned subsidiaries with our company as their sole corporate director.

D.	PROPERTY, PLANTS AND EQUIPMENT

For our property, plants and equipment relating to our business activities, see “Item 4—Information on the Company—Business Overview.” We also have some other real properties, including land, buildings and facilities in our onshore processing plants for our gas fields, oil and gas pipelines in both offshore China and overseas, and the upgrader facilities for our oil sands projects in Canada.

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

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

	Year ended December 31,
	2011	2012	2013
Average net realized prices:
Crude oil (US$ per bbl)	109.75	110.48	104.60
Natural gas (US$ per mcf)	5.15	5.77	5.78

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

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated.

		Year ended December 31,
	2011	2012	2013
Net production of crude oil (bbl/day)(1)	708,286	742,765	912,603
Net production of natural gas (mmcf/day)(1)	1,171.7	1,109.7	1,247.4

____________
(1)           Including our interest in equity method investees.

For a description of other factors affecting our results of operations, see “Item 3—Key Information—Risk Factors.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS issued by the IASB and HKFRS issued by the HKICPA. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of our assets and liabilities, the disclosure of our contingent assets and liabilities as of the date of our financial statements, if any, and the reported amounts of our revenues and expenses during the periods reported.  Management makes these estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  We believe that the following significant accounting policies may involve a higher degree of judgment in the preparation of our consolidated financial statements. For additional discussion of our significant accounting policies, see note 3 to our consolidated financial statements included elsewhere in this annual report.

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

Impairment of Non-Financial Assets other than Goodwill

We make an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased.  In any event, we would make an estimate of the asset’s recoverable amount, which is calculated as the higher of the asset’s value in use or its fair value less costs to sell.  We recognize an impairment loss only if the carrying amount of an asset exceeds its recoverable amount.  We charge an impairment loss to the consolidated statement of profit or loss and other comprehensive income in the period in which it arises. A reversal of an impairment loss is credited to the consolidated statement of profit or loss and other comprehensive income in the period in which it arises.

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

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Company’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss as a gain on bargain purchase.

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

Provisions

We recognize a provision when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation provided that a reliable estimate can be made of the amount of the obligation.  When the effect of discounting is material, the amount recognized for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation.  The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated statement of profit or loss and other comprehensive income.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit or loss nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in a joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

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

Recognition of Revenue from Oil and Gas Sales and Marketing

We recognize revenue when it is probable that the economic benefits will flow to us and when the revenue can be measured reliably.  For oil and gas sales, our revenues represent the invoiced value of sales of oil and gas attributable to our interests, net of royalties and obligations to governments and other mineral interest owners.  We have adopted a net basis of reporting for royalties and government share oil when we have no legal rights to the underlying reserves.  As such, we act as an agent for the relevant governments or royalty holders when we sell the portion of oil and gas on their behalves.  Sales are recognized when the significant risks and rewards of ownership of oil and gas have been transferred to customers.  Oil and gas lifted and sold by us above or below our participating interests in any PSC result in overlifts and underlifts.  We record these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices.  Settlement will be in kind or in cash when the liftings are equalized or in cash when production ceases.  We enter into gas sales contracts with customers which often contain take-or-pay clauses.  Under these contracts, we make a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective provisions, such as force majeure provision, and adjustment provisions. If a buyer has a right to get a “make up” delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognized when the take-or-pay penalty is triggered.

Our marketing revenues principally represent sales of oil and gas purchased from the foreign partners under our PSCs and revenues from the trading of oil and gas through our subsidiaries.  The cost of the oil and gas sold is included in crude oil and product purchases. In addition, the Group’s trading activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively “derivative contracts”). Any change in the fair value is also included in marketing revenue.

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2011		2012		2013
	(Rmb in millions, except percentages and production data )
Revenues:
Oil and gas sales:
Crude oil	176,703	73.3%	181,825	73.4%	211,838	74.1%
Natural gas	12,576	5.2%	12,949	5.2%	14,607	5.1%
Total oil and gas sales	189,279	78.6%	194,774	78.7%	226,445	79.2%

Marketing revenues	50,469	20.9%	50,771	20.5%	55,495	19.4%
Other income	1,196	0.5%	2,082	0.8%	3,917	1.4%
Total revenues	240,944	100.0%	247,627	100.0%	285,857	100%

Net production (million BOE)(1):
Crude oil	258.5	77.9%	271.9	79.4%	333.1	80.9%
Natural gas	73.3	22.1%	70.6	20.6%	78.6	19.1%
Total net production	331.8	100.0%	342.4	100.0%	411.7	100%
_____________
(1)	Including our interest in equity method investees.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated statement of profit or loss and other comprehensive income as a percentage of total revenues:

	Year ended December 31,
	2011	2012	2013
Operating Revenues:
Oil and gas sales	78.6%	78.7%	79.2%
Marketing revenues	20.9%	20.5%	19.4%
Other income	0.5%	0.8%	1.4%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(7.6)%	(8.7)%	(10.5)%
Taxes other than income tax	(4.3)%	(6.3)%	(5.6)%
Exploration expenses	(2.2)%	(3.7)%	(6.0)%
Depreciation, depletion and amortization	(12.7)%	(13.3)%	(19.7)%
Special oil gain levy	(13.3)%	(10.6)%	(8.2)%
Impairment and provision	0.0%	0.0%	0.0%
Crude oil and product purchases	(20.9)%	(20.4)%	(18.7)%
Selling and administrative expenses	(1.2)%	(1.4)%	(2.7)%
Others	(0.3)%	(0.5)%	(1.1)%
Total expenses	(62.4)%	(64.8)%	(72.5)%

Interest income	0.5%	0.4%	0.4%
Finance costs	(0.7)%	(0.6)%	(1.2)%
Exchange gain, net	0.3%	0.1%	0.3%
Investment income	0.8%	1.0%	0.9%
Share of profits of associates	0.1%	0.1%	0.0%
Share of profits/(losses) of a joint venture	0.1%	(0.1)%	0.3%
Non-operating income/(expenses), net	(0.2)%	0.4%	0.1%
Profit before tax	38.4%	36.4%	28.3%
Income tax expense	(9.3)%	(10.7)%	(8.5)%
Profit for the year	29.2%	25.7%	19.8%

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

Iraq

The oil sales from Iraq consist of our participating interest in the Missan project.

Australia

The oil and gas sales from our subsidiaries in Australia consist of our participating interest in the North West Shelf project.

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

The U.S. and Canada

The oil and gas sales from the U.S. consist of our participating interest in the properties of the Eagle Ford project, Niobrara project and properties in the Gulf of Mexico.

In respect of oil and gas products derived from Canada, our share of sales is primarily recognized when the ownership of products is transferred at the delivery point of the pipeline. The revenue is calculated net of royalties.

United Kingdom

The oil and gas sales from the United Kingdom consist of our participating interests in the Buzzard, Scott/Telford/Rochelle and Ettrick/Blackbird properties.

Unconsolidated Investees

Our share of the oil and gas sales of unconsolidated investees is not included in our revenues, but our share of the profits or losses of these investees is included as part of our share of profits or losses of associates and a joint venture as shown in our consolidated statements of profit or loss and other comprehensive income.

2013 versus 2012

Consolidated net profit

Our consolidated net profit decreased 11.4% to Rmb56,461 million (US$9,326.7million) in 2013 from Rmb63,691 million in 2012, primarily as a result of the comprehensive impact of the decreased oil price and the increased costs.

Revenues

	Year ended December 31,
	2013	2012	Change	Change (%)
Oil and gas sales (Rmb million)	226,445	194,774	31,671	16.3%
Crude and liquids	211,838	181,825	30,013	16.5%
Natural gas	14,607	12,949	1,658	12.8%
Sales volume (million BOE)	397.2	322.6	74.6	23.1%
Crude and liquids (million barrels)	326.8	260.8	66.0	25.3%
Natural gas (bcf)	408	356	52	14.7%
Realized prices
Crude and liquids (US$/barrel)	104.60	110.48	(5.88)	(5.3%)
Natural gas (US$/mcf)	5.78	5.77	0.01	0.2%
Net production (million BOE)	411.7	342.4	69.3	20.2%
China	262.7	267.0	(4.3)	(1.6%)
Overseas	149.0	75.4	73.6	97.4%

The increase of our oil and gas sales was primarily due to the significant increase of production attributable from the Nexen acquisition.

In 2013, our net production was 411.7 million BOE (including our interest in equity-accounted investees), representing an increase of 20.2% from 342.4 million BOE in 2012, benefitting from the addition from the Nexen acquisition and the increased production of shale oil and gas in North America and technical service contract in Iraq. The overseas production volume accounted for 36.2% of our total net production volume  in 2013, compared with 22.0% in 2012.

Operating expenses

Our operating expenses increased 40.0% to Rmb30,014 million (US$4,958.0 million) in 2013 from Rmb21,445 million in 2012, and the operating expenses per BOE increased 15.2% to Rmb75.9 (US$12.55) per BOE in 2013 from Rmb65.9 (US$10.58) per BOE in 2012, primarily as a result of the addition from the Nexen acquisition. Operating expenses per BOE offshore China increased 5.4% to Rmb60.9 (US$10.06) per BOE in 2013 from Rmb57.8 (US$9.28) per BOE in 2012. Overseas operating expenses per BOE increased 2.9% to Rmb105.5 (US$17.43) per BOE in 2013 from Rmb102.5 (US$16.46) per BOE in 2012.

Taxes other than income tax

Our taxes other than income tax increased 2.0% to Rmb15,937 million (US$2,632.6 million) in 2013 from Rmb15,632 million in 2012, primarily as a result of the comprehensive impact of changes in oil and gas sales in offshore China and overseas.

Exploration expenses

Our exploration expenses increased 89.3% to Rmb17,120 million (US$2,828.0 million) in 2013 from Rmb9,043 million in 2012, primarily as a result of the addition from the Nexen acquisition, and our continuous enhancement of exploratory activities in offshore China, especially in deepwater. Meanwhile, due to the unfavourable exploration appraisal results and some overdue land leasehold contracts, some of the unproved properties of shale oil and gas project located in North America were written off in 2013. Nexen focuses on opportunities in the deepwater of U.S. Gulf of Mexico and U.K. North Sea, which are deepwater areas with good exploration prospect. Meanwhile, in the recent two years, our continuing efforts in exploration in offshore China has led to a series of important reserves discoveries and upgrades, but also resulted in continuing increased exploration expenses. Dry hole expenses increased 78.5% to Rmb7,140 million (US$1,179.4 million) in 2013 from Rmb3,999 million in 2012, including costs of some uncertain wells that were capitalized previously and written off according to appraisal result.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 71.6% to Rmb56,456 million (US$9,325.9 million) in 2013 from Rmb32,903 million in 2012, primarily as a result of the addition from the Nexen acquisition, the increased production of shale oil and gas in North America and technical service contract in Iraq and the commencement of production on new oil and gas fields in offshore China. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 41.5% to Rmb130.3 (US$21.53) per BOE in 2013 from Rmb92.1 (US$14.78) per BOE in 2012. These increases were mainly attributable to the increased production proportion from oil sands, shale oil and gas and technical service contract overseas, which have higher depreciation, depletion and amortization rate. In addition, the increased proportion of production on new oil and gas fields in offshore China in recent year, which were developed under the environment of increasing prices of raw materials and services over the past few years, also contributed to the increase of depreciation, depletion and amortization per BOE.

The dismantlement-related depreciation, depletion and amortization costs increased 68.2% to Rmb4,954 million (US$818.3 million) in 2013 from Rmb2,946 million in 2012, primarily as a result of the addition from the Nexen acquisition. Our average dismantling costs per BOE increased 38.4% to Rmb12.53 (US$2.07) per BOE in 2013 from Rmb9.06 (US$1.45) per BOE in 2012.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 10.9% to Rmb23,421 million (US$3,868.9 million) in 2013 from Rmb26,293 million in 2012, primarily as a result of our decreased oil sales in offshore China.

Selling and administrative expenses

Our selling and administrative expenses increased 132.7% to Rmb7,859 million (US$1,298.2 million) in 2013 from Rmb3,377 million in 2012. Such increases were primarily due to the addition from the Nexen acquisition and the related commissions and consulting expenses. Our selling and administrative expenses per BOE increased 91.6% to Rmb19.89 (US$3.28) per BOE in 2013 from Rmb10.38 (US$1.67) per BOE in 2012.

Finance costs/Interest income

Our finance costs increased 115.7% to Rmb3,457 million (US$571.1 million) in 2013 from Rmb1,603 million in 2012, primarily due to the addition from the Nexen acquisition and capital demand increase from expansion in overseas investment as well as the increase in unwinding of discount on provision for dismantlement due to commencement of production on new oil and gas fields. Our interest income increased 9.0% to Rmb1,092 million (US$180.4 million) in 2013 from Rmb1,002 million in 2012, primarily due to the increased effective rate of return from increased time deposits.

Exchange gains, net

Our net exchange gains increased 143.2% to Rmb873 million (US$144.2 million) in 2013 from Rmb359 million in 2012, primarily as a result of the further appreciation of Renminbi/US dollars and Renminbi/HK dollars.

Investment income

Our investment income increased 9.2% to Rmb2,611 million (US$431.3 million) in 2013 from Rmb2,392 million in 2012, primarily attributable to the increase in aggregate corporate wealth management products under the condition that the products and portfolios are of good liquidity and low risk.

Share of profits of associates/a joint venture

Our share of profits of associates/a joint venture was Rmb895 million (US$147.8 million) in 2013, while in 2012 we shared losses of Rmb27 million, primarily attributable to the increased profitability of overall assets contributed by the downstream refinery which was acquired by Bridas in the second half of 2012.

Income tax expense

Our income tax expense decreased 7.9% to Rmb24,390 million (US$4,028.9 million) in 2013 from Rmb26,481 million in 2012, and the effective tax rate increased to 30.2% in 2013 from 29.4% in 2012. The increase in effective tax rate was mainly attributable to the Nexen acquisition, partially offset by the increased tax credits arising from certain qualified capital expenditure in Nigeria along with the development of Egina oilfield of OML130 project.

2012 versus 2011

Consolidated net profit

Our consolidated net profit decreased 9.3% to Rmb 63,691 million in 2012 from Rmb 70,255 million in 2011. Benefiting from the stable growth in production, oil and gas sales increased continuously in 2012. However, due to the increased investments in exploration and the increased workload on maintenance, workover and well stimulation, the increased proportion of shale oil and gas and oil sands projects with relatively higher costs, as well as the full utilisation of investment tax credits applicable to Nigeria OML130 project in 2011, our net profit decreased compared with last year.

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

Operating expenses

Our operating expenses increased 17.4% to Rmb 21,445 million in 2012 from Rmb 18,264 million in 2011. Operating expenses per BOE increased 13.3% to Rmb 65.9 per BOE in 2012 from Rmb 58.2 per BOE in 2011. Operating expenses per BOE offshore China increased 8.1% to Rmb 57.8  per BOE in 2012 from Rmb 53.5 per BOE in 2011, mainly attributable to the increased workload on maintenance, workover and well stimulation. Overseas operating expenses per BOE increased 25.4% to Rmb 102.5 per BOE in 2012 from Rmb 81.7 per BOE in 2011. These increases were primarily contributed by the increased production proportion from oil sands in Canada, which has higher operating cost than conventional projects, and the commencement of production of Iraq technical service contract.

Taxes other than income tax

Our taxes other than income tax increased 51.3% to Rmb 15,632 million in 2012 from Rmb 10,332 million in 2011, primarily as a result of payment of resource tax for operations in offshore China since November 2011.

Exploration expenses

Our exploration expenses increased 73.3% to Rmb 9,043 million in 2012 from Rmb 5,220 million in 2011, primarily as a result of our continuously enhancing exploratory activities in offshore China. In 2012, we acquired 16,100 km2 2D seismic data and 26,700 km2 3D seismic data offshore China, among which the collection of 3D seismic data represented an increase of 3,300 km2 from 2011. Our continuing efforts in exploration has led to a series of important reserves discoveries and upgrade. In addition, our investment in drilling also increased continuously. Our independent exploration activities consisted of 96 exploration wells, increased by 17.1% from 82 exploration wells. Dry hole expenses increased 101.4% to Rmb 3,999 million in 2012 from Rmb 1,986 million in 2011, including costs of some uncertain wells those were capitalized previously and written off according to appraisal result this year. In addition, due to the unfavorable exploration drilling results, some of the unproved properties of shale oil and gas project located in North America were written off in 2012, which also contributed to the increase of exploration expenses.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 7.8% to Rmb 32,903 million in 2012 from Rmb 30,521 million in 2011. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 5.9% to Rmb 92.1 per BOE in 2012 from Rmb 86.9 per BOE in 2011. These increases were mainly attributable to the increased production proportion from shale oil and gas and oil sands projects overseas, which have higher depreciation per BOE.

The dismantlement-related depreciation, depletion and amortization costs decreased 9.6% to Rmb 2,946 million in 2012 from Rmb 3,258 million in 2011. Our average dismantling costs per BOE decreased 12.8% to Rmb 9.06 per BOE in 2012 from Rmb 10.38 per BOE in 2011. The main reason for these decreases was because, according to the latest estimated dismantlement scheme in 2012, the Company adjusted the dismantlement obligations of some oil and gas fields in offshore China.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 17.8% to Rmb 26,293 million in 2012 from Rmb 31,982 million in 2011, primarily benefiting from the PRC government’s increase in the levy threshold from US$40 to US$55 (effective from November 2011).

Selling and administrative expenses

Our selling and administrative expenses increased 18.3% to Rmb 3,377 million in 2012 from Rmb 2,854 million in 2011. Our selling and administrative expenses per BOE increased 14.1% to Rmb 10.38 per BOE in 2012 from Rmb 9.10 per BOE in 2011. These increases were primarily due to the continuous increase in technical research expenses, which was in accordance with the Company’s strategy of leading future development through technology innovation in the Company’s blueprint of “A New Leap Forward”.

Finance costs/Interest income

Our finance costs decreased 6.1% to Rmb 1,603 million in 2012 from Rmb 1,707 million in 2011, primarily due to the interest and fees paid by the Company upon the early redemption of the first lien notes of Canada oil sand project in 2011. Our interest income decreased 16.2% to Rmb 1,002 million in 2012 from Rmb 1,196 million in 2011, mainly as a result of less interest earned from the narrowed scale of banking deposits in 2012 and the decreased effective interest rates to increase liquidity for preparation of the closing of the acquisition project of Nexen.

Exchange gains, net

Our net exchange gains decreased 43.6% to Rmb 359 million in 2012 from Rmb 637 million in 2011, primarily as a result of the reduced exchange gain of Renminbi/US dollars and Renminbi/HK dollars, partially offset by the exchange gain of Canadian/US dollars during 2012.

Investment income

Our investment income increased 30.9% to Rmb 2,392 million in 2012 from Rmb 1,828 million in 2011, primarily attributable to the increase in investments on corporate wealth management products and the optimization of investment portfolios under the condition that the products and portfolios are of good liquidity and low risk.

Share of profits/(losses) of associates/a joint venture

Due to changes in local preferential tax policy applicable to our joint venture, our share of losses of associates/a joint venture was Rmb 27 million in 2012, while in 2011, we shared a profit of Rmb 567 million.

Income tax expense

Our income tax expense increased 18.7% to Rmb 26,481 million in 2012 from Rmb 22,310 million in 2011, and the effective tax rate increased to 29.4% in 2012 from 24.1% in 2011, The increase in effective tax rate was mainly attributable to the full utilisation of investment tax credits applicable to Nigeria OML130 project in 2011.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash during 2013 was cash flow from operating activities. We used cash primarily to fund capital spending program and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2011	2012	2013
		(Rmb in millions)
Cash generated from (used for):
Operating activities	116,171	92,574	110,891
Investing activities	(99,036)	(63,797)	(170,032)
Financing activities	(20,246)	2,584	18,601
Net increase/(decrease) in cash and cash equivalents	(3,111)	31,361	(40,540)

Cash Generated from Operating Activities

In 2013, the increase in cash inflow from operating activities was mainly attributable to the contribution from Nexen.

Cash Used in Investing Activities

In 2013, cash outflow from investing activities mainly included the Nexen acquisition, acquisition of oil and gas properties and other capital expenditure. Our major acquisitions included (1) Rmb87,926 million for the Nexen acquisition;  (2) Rmb4,100 million for the signature bonus on entering into a PSC in Block LIBRA in Brasil; (3) Rmb879 million for the acquisition of part of working interest in Yacheng 13-1; and (4) Rmb2,022 million to fund Chesapeake’s share of drilling and completion costs pursuant to a commitment made at the acquisition of the Niobrara project.

Our capital expenditure (excluding  acquisition) increased 46.7% to Rmb79,716 million (US$13,168.1 million) from 2012, primarily as a result of the increase in exploration activities and the development of projects under construction. Our development expenditures in 2013 were primarily related to the capital expenditure of Nexen, the development of the Eagle Ford project and OML130 project, as well as the expenses incurred for improving recovery factors of the oilfields in production.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale financial assets of Rmb80,532 million (US$13,302.9 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale financial assets in the amount of Rmb90,852 million (US$15,007.7 million). Our time deposits with maturity of more than three months increased by Rmb9,328 million (US$1,540.9 million) in 2013.

Cash Generated from Financing Activities

In 2013, the increase in net cash inflow from financing activities was mainly due to the proceeds of bank borrowings of Rmb59,186 million (US$9,776.8 million) and Rmb24,363 million (US$4,024.5 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of Rmb20,226 million (US$3,341.1 million), the repayment of bank loans of Rmb36,793 million (US$6,077.8 million), the repayment of guaranteed notes and the redemption of subordinated debt of Rmb4,100million (US$677.3 million).

At the end of 2013, our total interest-bearing  outstanding debt was Rmb131,852 million (US$21,780.4 million), compared to Rmb57,886 million at the end of 2012. The increase in debt in 2013 was primarily attributable to the additional guaranteed notes resulting from the Nexen acquisition, the issuance of guaranteed notes of US$4 billion to refinance the Nexen acquisition and the increase of short-term bank loans. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 27.8%, higher than that of 15.7% in 2012.

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt (including the current portion) outstanding as of December 31, 2013.

	Debt maturities (principal only)
Due by December 31,	Original currency US$	Total Rmb equivalents	Total US$ equivalents
	(in millions, except percentages)
2014	176.0	1,065.5	176.0
2015-2016	937.5	5,675.1	937.5
2017-2018	881.9	5,338.9	881.9
2019 and beyond	10,692.6	64,729.7	10,692.6
Total	12,688.0	76,809.2	12,688.0
Percentage of total debt	61.2%	61.2%	61.2%

In March 2013, we unconditionally and irrevocably guaranteed various series of senior unsecured notes of Nexen for a total outstanding principal amount of approximately US$3.9 billion.

In May 2013, we, through CNOOC Finance (2013) Limited, our wholly owned subsidiary, issued US$750 million 1.125% guaranteed notes due 2016, US$750 million 1.750% guaranteed notes due 2018, US$2,000 million 3.000% guaranteed notes due 2023 and US$500 million 4.250% guaranteed notes due 2043. The obligations of CNOOC Finance (2013) Limited in respect of the notes are unconditionally and irrevocably guaranteed by us. The net proceeds of this notes offering were used to repay part of the outstanding borrowings of our wholly-owned subsidiary CNOOC Canada Holding ULC (formerly known as CNOOC Canada Holding Ltd. and already amalgamated with Nexen) under the US$6.0 billion facility agreement dated February 19, 2013 for the purpose of financing the acquisition of Nexen.

As of December 31, 2013, we had total foreign currency debt of US$20,598 million, all of which is in U.S. dollars. As of March 31, 2014, we had total foreign currency debt of US$20,197 million, all of which is in U.S. dollars.

As of December 31, 2013, we had unutilized banking facilities amounting to approximately Rmb 56,440 million (US$9,323 million) as compared to Rmb 57,662.3 million as of December 31, 2012.

In 2011, 2012 and 2013, we paid dividends totaling Rmb 18,392.4 million, Rmb 15,635.1 million and Rmb 20,226 million (US$3,341 million) (before PRC withholding tax deducted), respectively.  The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant.  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2014.  However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.  See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our future prospects largely depend on our capital expenditures, which are subject to various risks.”

Capital Expenditures

For 2014, we have budgeted approximately Rmb 121.5 billion for capital expenditures for exploration and development. The following table sets forth actual or budgeted capital expenditures on an accrual basis for the periods indicated.

	Year ended December 31,
	2011(1)	2012(1)	2013(1)	2014(2)	2013(1)
Offshore China		(Rmb million)			(US$ million)
Development	23,086	31,360	43,757	51,445	7,228
Exploration	8,011	10,572	12,012	13,833	1,984
Subtotal	31,097	41,931	55,770	65,278	9,212
Overseas
Development	8,062	15,459	29,446	46,317	4,864
Exploration	1,351	2,615	6,216	9,936	1,027
Subtotal	9,413	18,073	35,662	56,253	5,891
Total	40,511	60,005	91,431	121,531	15,103
__________
(1)	Figures for 2011, 2012, and 2013 represent our actual spending for capital expenditure purposes, including expensed exploration costs.
(2)	Figures for 2014 represent our budgeted capital expenditures.

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

Holding Company Structure

We are a holding company. Our entire oil and gas exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly owned subsidiary in the PRC. Our entire oil and gas exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, or directly owned by our company itself. International sales of crude oil and natural gas are conducted by China Offshore Oil (Singapore) International Pte Ltd, our wholly owned subsidiary incorporated in Singapore. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation. For example, legal restrictions in the PRC permit payment of dividends only out of profit determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, CNOOC China Limited should set aside a portion of its profit each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Impact of Recently Issued Accounting Standards

IFRS and HKFRS

We have adopted the IFRS as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2013 have been prepared in due compliance with both IFRS and HKFRS (including the early adoption of the following accounting standard amendments before their mandatory effective date of January 1, 2014: IAS 36/HKAS 36 (Amendments) –Recoverable Amount Disclosures for Non-Financial Assets).

Except for IFRS 13/HKFRS 13 – Fair Value Measurement, IAS 1/HKAS 1 (Amendments) – Presentation of Items of Other Comprehensive Income, which are effective for the year beginning on January 1, 2013, and the early adopting of IAS 36/HKAS 36 (Amendments) –Recoverable Amount Disclosures for Non-Financial Assets that would have an impact on our accounting policies and presentation of our financial statements, there are also a number of amendments to IFRSs/HKFRSs effective as of January 1, 2013. The adoption of those amendments upon their effective dates did not have any material impact on our accounting policies, financial position or performance.

For details, please refer to notes 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4—Information on the Company—Business Overview—Research and Development”, “Item 4—Information on the Company—Business Overview—Patents and Trademarks”.

D.	TREND INFORMATION

In 2014, the outlook for the global political and economic situations will remain complicated. The global economic recovery is expected to be largely uncertain. China will continue to implement a proactive fiscal policy and a prudent monetary policy, and by adhering to the overall goal of “cautiously pursuing growth” in economic and social development, China’s economy is expected to maintain a steady growth.

Facing complicated external conditions in 2014, the Company is committed to coordinating domestic and overseas resources and will strive to complete key tasks for production and operation. The Company’s key tasks include:

First, to achieve the annual production target of 422 to 435 million BOE;

Second, to tighten cost control and further improve efficiency;

Third, to enhance exploration and development efforts;

Fourth, to incorporate innovative management measures for overseas operations.

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

We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with partners possessing the relevant experience and expertise. In 2014, the large-size gas field Liwan 3-1 in deepwater South China Sea is expected to commence production. We expect that our natural gas production would continue to increase accordingly.

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote the cost consciousness among both our management team and other employees. Aiming to control production cost, we plan to actively promote the regional development of oil and gas field groups and to apply up-to-date offshore engineering, drilling and production technologies to our operations. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and costs per BOE. We also intend to actively manage our account receivables and inventories to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts and to manage exposure to foreign exchange rate fluctuations.

For 2014, we have budgeted approximately Rmb 121.5 billion for capital expenditures for exploration and development.

Other than as disclosed in the paragraphs above under Item 5.D, we are not aware of any trends that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions. You are urged to read the forward-looking statements contained elsewhere in this annual report, the cautionary statement on page 9 and the Risk factors on pages 14-23, which describe certain risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. The Company provides no commitment to update the forward-looking statements or to publish financial projections for forward-looking statements in the future.

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31, 2013.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million
Long-term debt obligations	76,810	1,066	5,675	5,339	64,730
Operating lease obligations	12,157	3,462	2,843	1,898	3,954
Provision for dismantlement(1)	42,351	1,205	-	-	41,146
Total	131,318	5,733	8,518	7,237	109,830
___________
(1)
Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2011, 2012 and 2013, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2011	2012	2013
	Rmb million	Rmb million	Rmb million
Contracted, but not provided for	15,219	27,502	30,131
Authorized, but not contracted for	59,584	80,682	138,571

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

In accordance with Hong Kong law and our articles of association, our affairs are managed by our Board, which has 11 members, including two executive directors, five non-executive directors and four independent non-executive directors as of March 31, 2014. On November 27, 2013, the Board appointed Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang as Non-executive Directors with effect from January 1, 2014 and Mr. Kevin G. Lynch as Independent Non-executive Director with effect from March 1, 2014.  Mr. Zhou Shouwei and Mr. Wu Zhenfang retired as Non-Executive Directors with effect from January 1, 2014 and Mr. Wang Tao retired as Independent Non-executive Director with effect from March 1, 2014.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position
Yilin Wang	1956	Chairman of our Board and Non-executive Director

Hua Yang	1961	Vice Chairman of our Board and Non-executive Director

Fanrong Li	1963	Executive Director, Chief Executive Officer and President

Guangqi Wu	1957	Executive Director and Compliance Officer

Shouwei Zhou	1950	Non-executive Director (retired, effective January 1, 2014)

Zhenfang Wu	1952	Non-executive Director (retired, effective January 1, 2014)

Bo Lv	1962	Non-executive Director (effective January 1, 2014)

Jianwei Zhang	1957	Non-executive Director (effective January 1, 2014)

Jiaxiang Wang	1955	Non-executive Director (effective January 1, 2014)

Sung Hong Chiu	1947	Independent Non-executive Director

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Tao Wang	1931	Independent Non-executive Director (retired, effective March 1, 2014)

Kevin G. Lynch	1951	Independent Non-executive Director (effective March 1, 2014)

Guangyu Yuan	1959	Executive Vice President

Weilin Zhu	1956	Executive Vice President

Liguo Zhao	1953	General Counsel

Bi Chen	1961	Executive Vice President

Wei Chen	1958	Executive Vice President and General Director of CNOOC Research Institute

Zhi Fang	1962	Executive Vice President and General Manager of CNOOC International Limited
Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited Shanghai Branch

Hua Zhong	1960	Chief Financial Officer and Joint Company Secretary

Lisong Song	1957	Chief Safety Official and General Manager of Quality, Health, Safety and Environment Department

May Sik Yu Tsue	1973	Joint Company Secretary

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

Executive Directors

Fanrong Li Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute (now Yangtze University) in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for 30 years. He joined China National Offshore Oil Corporation (the “CNOOC”) in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Managing Director of CNOOC/ STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. He has served as Vice President of CNOOC since May 2010. He was appointed as President of the Company with effect from  September 16, 2010, and was appointed as Chief Executive Officer of the Company with effect from November 23,  2011.He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from February 26, 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from May 24, 2010 and was re-designated from Non-executive Director to Executive Director with effect from September 16, 2010.

Guangqi Wu Born in 1957, Mr. Wu is a geologist, professor-level senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council and the Chairman of CNOOC Marine Environment and Ecology Protection Foundation. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. He also served as a Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Wu has served as the Compliance Officer of the Company since June 1, 2005 and he also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from June 1, 2005.

Non-executive Directors

Yilin Wang Born in 1956, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of PetroChina Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to April 14, 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since April 8, 2011, Mr. Wang serves as Chairman of CNOOC. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from April 15, 2011.

Hua Yang Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He also served as Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited, Chairman and Director of CNOOC Southeast Asia Limited and Chairman and Director of CNOOC Deepwater Development Limited , all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from August 31, 2005, was appointed as Vice Chairman of the Board of the Company with effect from September 16, 2010, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from November 23, 2011.

Shouwei Zhou Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as an Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. He also served as Vice President of CNOOC from October 2000 to August 2011. He also served as a Director and the General Manager of CNOOC China Limited, a subsidiary of the Company. From October 2004 to July 2009, Mr. Zhou served as a Director of CNOOC International Limited, a subsidiary of the Company. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. From December 2003 to December 2010, Mr. Zhou served as the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC. Mr. Zhou was appointed as an Executive Director of the Company with effect from August 23, 1999 and was re-designated from Executive Director to Non-executive Director with effect from March 31, 2009. Mr. Zhou retired as a Non-executive Director of the Company with effect from January 1, 2014.

Zhenfang Wu Born in 1952, Mr. Wu is a professor-level senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later received an EMBA degree from Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was an Assistant President of CNOOC and then served as Vice President of CNOOC from August 2004 to February 2013. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group, Chairman and the General Manager of CNOOC Oil & Petrochemicals Co., Ltd., Chairman of CNOOC and Shell Petrochemical Co. Ltd, all being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Independent Non-executive Director of Aluminum Corporation of China Limited on August 30, 2013. Mr. Wu was appointed as an Executive Director of the Company with effect from August 31, 2005 and was re-designated from Executive Director to Non-executive Director with effect from September 1, 2006. Mr. Wu retired as a Non-executive Director of the Company with effect from January 1, 2014.

Bo Lv Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined CNOOC in 2002 and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman of the Board of CNOOC Energy Technology and Services Limited, a subsidiary of CNOOC. Mr. Lv was appointed as a Non-executive Director of the Company on  November 27, 2013, and such appointment took effect from January 1, 2014.

Jianwei Zhang Born in 1957, Mr. Zhang received a Bachelor of Arts degree in Philosophy from Xiamen University in 1983. Mr. Zhang started his career in 1975 and had served as the Deputy Director of General Office of Light Industry Development Strategy Research Center of the Ministry of Light Industry. He subsequently assumed a number of positions in the Secretarial Bureau of the General Office of the Communist Party of China Central Committee, including Deputy Director of Inspection Department, Deputy Director of Conference Department, and Deputy Director of the Secretarial Bureau. Mr. Zhang was subsequently appointed as the Deputy Director of General Office of the General Administration of Quality Supervision, Inspection and Quarantine of China and the Deputy Director General of the Standardization Administration of China. Mr. Zhang was appointed as the Director and Chief Compliance Officer of CNOOC in December 2011. Mr. Zhang was appointed as a Non-executive Director of the Company on November 27, 2013, and such appointment took effect from January 1, 2014.

Jiaxiang Wang Born in 1955, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum (formerly known as East China Petroleum Institute), major in Drilling Engineering, and later received a Doctorate degree from Tianjin University in Management Science and Engineering. Mr. Wang joined CNOOC in 1982. He served as Production Section Director, Chief Engineer, Deputy Director and Director of the Drilling Department of CNOOC Bohai Corporation and Deputy General Manager of CNOOC Bohai Corporation. From 2001 to 2003, he served as the Deputy General Manager of CNOOC China Limited Tianjin Branch. From June 2003 to December 2003, he served as the Deputy General Manager of CNOOC Bohai Corporation. From December 2003 to April 2005, Mr. Wang served as the General Manager of CNOOC Bohai Corporation. In November 2004, he was appointed as the General Manager of CNOOC Oil Base Group Limited. In January 2007, Mr. Wang was appointed as the Assistant President of CNOOC. Since December 2007, he has also served as the General Manager of CNOOC Gas & Power Group. In February 2013, Mr. Wang was appointed as a Vice President of CNOOC. Mr. Wang was appointed as a Non-executive Director of the Company on November 27, 2013, and such appointment took effect from January 1, 2014.

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

Lawrence J. Lau Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006.  From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong.  Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited six books and published more than 170 articles and notes in professional journals.  Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee, the Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen and a Director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee, Chairman of its Governance Sub-Committee and member of its Currency Board Sub-Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council.  He was appointed a Justice of the Peace in Hong Kong in July 2007.  He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, a Non-executive Director of Semiconductor Manufacturing International Corporation, Shanghai, which is listed on the Hong Kong Stock Exchange and the New York Stock Exchange and an Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from August 31, 2005.

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

Tao Wang Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council (Formerly World Petroleum Congress) and the foreign academician for Russian Academy of Natural Sciences. He also serves as adjunct professor and/or doctoral advisor in China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang served as the Honorary Chairman and an Executive Director of Sino Union Energy Investment Group Limited (Formerly Sino Union Petroleum & Chemical International Limited), a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from May 29, 2008. Mr. Wang retired as an Independent Non-executive Director of the Company with effect from March 1, 2014.

Kevin G. Lynch Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds seven honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Gairdner Foundation, the Killam Trusts, the Perimeter Institute, the Princess Margaret Cancer Foundation, the Shannon School of Business, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s), which is listed on the Toronto Stock Exchange and Vice Chair of the Jobs and Prosperity Council of Ontario. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on November 27, 2013, and such appointment took effect from March 1, 2014.

Other Members of Senior Management

Guangyu Yuan Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for the operation safety, engineering and construction, and drilling and completion. Mr. Yuan is a professor-level senior engineer. He graduated from East China Petroleum Institute (now China University of Petroleum) with a bachelor’s degree in drilling engineering. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007 respectively with an MBA degree. With over 30 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company, Chairman of the Board of Directors and General Manager of CNOOC Services, and Vice Chairman of the Board of Directors, Executive Director, Chief Executive Officer and President of China Oilfield Services Limited. Mr. Yuan also serves as the Director of CNOOC China Limited, CNOOC International Limited, CNOOC Southeast Asia Ltd. and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In March 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch.

Weilin Zhu Born in 1956, Mr. Zhu is the Chief Geologist of CNOOC, Executive Vice President of the Company and General Manager of Exploration Department of the Company. Mr. Zhu is a professor-level senior engineer. He graduated from Shanghai Tongji University with a Ph.D. degree. Mr. Zhu joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Director and Director of the Research Department and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited, the subsidiary of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC, Executive Vice President of the Company and the General Manager of the Exploration Department, responsible for the Company’s oil and gas exploration operations.

Liguo Zhao Born in 1953, Mr. Zhao is the General Counsel of the Company. He is a professor-level senior economist. He graduated from the Faculty of Law, Peking University in 1983 with a bachelor of laws’ degree. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Division of Contract Law Department, Deputy General Manager and General Manager of Legal Department of CNOOC. At present, he serves as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1985 and corporate counsel qualification in 1998. He is an arbitrator of China International Economic and Trade Arbitration Commission and a member of the China Maritime Arbitration Commission. Mr. Zhao also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Zhao was appointed as the General Counsel of the Company effective June 2008.

Bi Chen Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and sales of the Company. Mr. Chen is a professor-level senior engineer. He graduated from the Southwest Petroleum Institution (now Southwest Petroleum University) and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1988, an MBA degree from Tsinghua University in 2001 and an honorary doctoral degree in petroleum engineering from Edinburgh Heriot-Watt University in 2010. Mr. Chen joined CNOOC in 1982 and has over 30 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. In December 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In January 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Wei Chen Born in 1958, Mr. Chen is the Worker’s Director of CNOOC, an Executive Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He is a professor-level senior engineer. He received his B.S. degree from China University of Petroleum and MBA from Tsinghua University. He has around 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and Science and Technology Development of CNOOC, and the Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute). In February 2012, Mr. Chen was appointed as the Worker’s Director of CNOOC. In March 2013, Mr. Chen was appointed as the Executive Vice President of the Company.

Zhi Fang Born in 1962, Mr. Fang is an Executive Vice President of the Company and the General Manager of CNOOC International Limited and is responsible for the Company’s International affairs. He is a professor-level senior engineer. He graduated from Zhejiang University with a bachelor degree in science and received a MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Manager and Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the Depute General Manager and General Manager of CNOOC China Limited Shenzhen Branch, and the President of CNOOC Southeast Asia Ltd. Mr. Fang also serves as the Director of CNOOC International Limited and CNOOC Southeast Asia Ltd., both being the subsidiaries of the Company. In October 2005, Mr. Fang was appointed as the Vice President of the Company. In April 2009, Mr. Fang was appointed as General Manager of CNOOC International Limited. In December 2011, Mr. Fang was appointed as Vice President and General Manager of International Cooperation Department of the Company and the head of the Foreign Affairs Bureau of CNOOC. In February 2013, Mr. Fang was appointed as Vice Chairman of Nexen Energy ULC. In March 2013, Mr. Fang was appointed as the Executive Vice President of the Company.

Guohua Zhang Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In October 2005, Mr. Zhang was appointed as senior vice president of the Company and General Manager of CNOOC China Limited Shanghai Branch.

Hua Zhong Born in 1960, Mr. Zhong is Chief Financial Officer, Joint Company Secretary and General Manager (Director) of Investor Relations Department (Office for the Board of Directors) of the Company. Mr. Zhong is a professor-level senior economist and senior engineer and graduated from Southwest Petroleum Institute with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom in 1988. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer of China Offshore Oil Nanhai West Corporation (“COONWC”), Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 21-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Department and Manager of Administration Department of COONWC. From September 1999 to August 2005, Mr. Zhong was General Manager of Administration Department and General Manager of Development and Planning Department of the Company. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President, Executive Vice President and Chief Financial Officer of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. On September 16, 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. On March 22, 2012, Mr. Zhong was appointed as Joint Company Secretary of the Company.

Lisong Song Born in 1957, Mr. Song is the Chief Safety Official and General Manager of the Quality,Health, Safety &Environmental Protection (QHSE) Department of the Company. He graduated in 1982 with a bachelor's degree from the Department of Petroleum Development of East China Petroleum Institute (now China University of Petroleum), majoring in Drilling Engineering. In 1991, he graduated with a master’s degree of management from Department of Economic Management of School of Management, TianJin University. From 1982 to 1994, he served as Supervisor and Platform Manager for Bohai Oil Corporation, and a staff member of the offshore division of the Technology Safety Department and the head of the offshore safety division of the Technical Safety And Environmental Protection Department respectively. From 1994 to 1996, Mr. Song served as Director of the Safety Production

Division and head of the Safety Office of the HSE Department of the Company. From 1999 to 2001, he served as Vice Manager of the HSE Department of the Company. From 2001 to 2003, he served as Director of operational safety of the HSE Department of the Company. From 2003 to 2011, he served as the General Manager of the HSE Department of the Company. From March 2013 to now, he has been serving as the Chief Safety Official and General Manager of the QHSE Department of the Company.

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

The aggregate amount of fees, salaries, bonus, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2013 was approximately Rmb 7.9 million (US$1.3 million), while the amount paid to our other senior management for the same period was approximately Rmb 6.6 million (US$1.1 million).  In addition, under our pension plan for 2013, we set aside an aggregate amount of Rmb 855,545 (US$141,326) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management.  Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 510,466 (US$84,323) to the pension plan for 2013.  Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 10 to our consolidated financial statements included elsewhere in this annual report.  Note 11 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees during 2013.  For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership.”  For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

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

The main responsibilities and authorities of our remuneration committee include making recommendations to our Board on our policy and structure of the remuneration of our directors and senior management, determining the service contracts and specific remuneration packages for all executive directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and making recommendations to our Board on the remuneration of non-executive directors and independent non-executive directors. In 2013, our remuneration committee consisted of two independent non-executive directors (Mr. Sung Hong Chiu as chairman and Mr. Aloysius Hau Yin Tse) and one non-executive director (Mr. Zhenfang Wu). Mr. Zhenfang Wu retired as our Non-executive Director and a member of our remuneration committee as of January 1, 2014, and Mr. Bo Lv has been appointed and replaced Mr. Zhenfang Wu as a member of our remuneration committee as of the same day. Our remuneration committee charter is available on our website, www.cnoocltd.com.

The main authorities and responsibilities of our nomination committee include nominating candidates to serve as our directors and senior management for approval by our Board, reviewing the structure and composition of our Board, and evaluating the leadership abilities of our executive directors so as to ensure our competitive position.  Our nomination committee is also responsible for reviewing and monitoring the training and continuous professional development of directors and senior management and make recommendations to our Board in this regard. In 2013, our nomination committee consists of Mr. Wang Yilin as chairman, Professor Lawrence J. Lau and Mr. Tao Wang.  Mr. Tao Wang retired as our Independent Non-executive Director and a member of our nomination committee as of March 1, 2014, and Mr. Kevin G. Lynch has been appointed and replaced Mr. Tao Wang as a member of our nomination committee as of the same day. Our nomination committee charter is available on our website, www.cnoocltd.com.

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

3. Remuneration Committee

NYSE Standards require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We are not subject to such requirement and have a remuneration committee that consists of two independent non-executive directors and one non-executive director. NYSE Standards also require the board of directors of U.S. domestic issuers to consider additional factors in evaluating the independence of compensation committee members, including the source of compensation of the director, including any consulting, advisory or other compensatory fee paid by the issuer to such director and whether such director is affiliated with the issuer, a subsidiary of the issuer or an affiliate of a subsidiary of the issuer. We are not subject to such requirement and we have not considered such additional factors in evaluating the independence of compensation committee members.

NYSE Standards require U.S. domestic issuers to address in their compensation committee charters matters regarding committee member removal and committee structure and operations (including authority to delegate to subcommittees). We are not subject to such requirement and we have not addressed this in our remuneration committee charter.

NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement and we have not addressed this in our remuneration committee charter. We disclose the amounts of compensation of our directors on a named basis, senior management by band and the five highest paid employees in our annual reports according to the requirements of the Hong Kong Stock Exchange Listing Rules.

NYSE Standards require compensation committees of U.S. domestic issuers may, in its sole discretion, retain or obtain the advice of compensation consultants or other advisers, only after taking into consideration all factors relevant to such advisers’ independence from management, including the various factors as specified in the NYSE Standards, and issuers must provide funding for the retention of such advisers. Also, compensation committees shall be directly responsible for the appointment, compensation and oversight of the advisers they retain. We are not subject to these requirements and we have not applied such requirements and addressed them in our remuneration committee charter.

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

As of March 31, 2014, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2013	Number of shares involved in the options outstanding as of March 31, 2014	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Directors:

Guangqi Wu	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,857,000	1,857,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,857,000	1,857,000	May 20, 2010	May 20, 2020	12.22	12.696

Non-executive Directors:
Hua Yang	1,150,000	—	February 24, 2003	February 24, 2013	2.09	2.108
	1,150,000	—	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	2,835,000	2,835,000	May 27, 2009	May 27, 2019	9.33	9.93
	2,000,000	2,000,000	May 20, 2010	May 20, 2020	12.22	12.696

Shouwei Zhou(2)	1,750,000	—	February 24, 2003	February 24, 2013	2.09	2.108
	1,750,000	—	February 5, 2004	February 5, 2014	3.13	3.152
	2,450,000	2,450,000	August 31, 2005	August 31, 2015	5.75	5.62
	2,700,000	2,700,000	June 14, 2006	June 14, 2016	5.30	5.56
	2,835,000	2,835,000	May 25, 2007	May 25, 2017	7.43	7.29
	2,835,000	2,835,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,800,000	1,800,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,800,000	1,800,000	May 20, 2010	May 20, 2020	12.22	12.696

Zhenfang Wu(3)	800,000	800,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,800,000	1,800,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,800,000	1,800,000	May 20, 2010	May 20, 2020	12.22	12.696

Independent Non-executive Directors:
Sung Hong Chiu(3)	1,150,000	—	February 5, 2004	February 5, 2014	3.13	3.152
Other Employees In Aggregate:
	10,649,966	—	February 24, 2003	February 24, 2013	2.09	2.108
	17,649,934	—	February 5, 2004	February 5, 2014	3.13	3.152
	27,230,000	26,040,000	August 31, 2005	August 31, 2015	5.75	5.62
	39,870,000	36,750,000	June 14, 2006	June 14, 2016	5.30	5.56
	46,798,000	43,000,000	May 25, 2007	May 25, 2017	7.43	7.29
	57,795,000	52,299,000	May 29, 2008	May 29, 2018	14.20	14.828
	71,676,000	66,180,000	May 27, 2009	May 27, 2019	9.33	9.93
	85,495,000	78,769,000	May 20, 2010	May 20, 2020	12.22	12.696
Total	411,154,900	350,079,000

_____________
(1)
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

(2)	Mr. Shouwei Zhou retired as a Non-executive Director of the Company as of January 1, 2014. All the outstanding options granted to Mr. Zhou lapsed on April 1, 2014.
(3)	Mr. Zhenfang Wu retired as a Non-executive Director of the Company as of January 1, 2014. All the outstanding options granted to Mr. Wu lapsed on April 1, 2014.
(4)
Mr. Sung Hong Chiu exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company on July 19, 2013 and the allotment was completed on  July 26, 2013.

For the year ended December 31, 2013, except as disclosed above, no share options granted under our share option schemes were exercised.  For the period from January 1, 2014 to March 31, 2014, no share options were exercised.

As of December 31, 2013, we had 383,178,934 share options outstanding under our share option schemes, which represented approximately 0.86%% of our shares in issue as of that date.

For further details about our share option schemes, see notes 10 and 28 to our consolidated financial statements included elsewhere in this annual report.

As of March 31, 2014, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 31, 2014.

Shareholder	Number of Shares Owned	Percentage
CNOOC(1)	28,772,727,273	64.44%
_______
(1)	CNOOC owns our shares indirectly through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation, Ltd.

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

As of March 31, 2014, 8,267,293 ADSs, representing approximately 1.85% of our then outstanding shares, were held of record in the form of ADSs.  At such date, the number of registered ADS holders in the United States was 53.

B.	RELATED PARTY TRANSACTIONS

Overview

We regularly enter into transactions with related parties, including CNOOC and its associates, as defined under the Hong Kong Stock Exchange Listing Rules.  Since CNOOC indirectly owns an aggregate of approximately 64.44% of our outstanding shares, some of these transactions constitute connected transactions under the Hong Kong Stock Exchange Listing Rules, and are regulated by the Hong Kong Stock Exchange.

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

Categories of Continuing Connected Transactions

As we are controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates are deemed to be related party transactions. We entered into a comprehensive framework agreement with CNOOC on November 1, 2010 for the provision (1) by us and/or its associates and (2) by CNOOC and/or its associates to us, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2011. The continuing connected transactions and relevant annual caps were approved by our independent shareholders on November 24, 2010. The annual caps of the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories for the years 2012 and 2013 were revised in 2012. The approved related party/continuing connected transactions are as follows:

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
(b)	Long term sales of natural gas and liquefied natural gas

Pricing principles

The continuing connected transactions are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favorable than those available to us  from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to us and paragraph 2 above provided by us to CNOOC and/or its associates, based on the above pricing principles, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

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

Based on the above pricing principles, the continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to us are at market prices on normal commercial terms which are calculated on a daily basis.

Based on the above pricing principles, the continuing connected transactions referred to in paragraph 3(a) above provided by us to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

Based on the above pricing principles, the continuing connected transactions referred to in paragraphs 3(b) above provided by us to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

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

Under the Hong Kong Stock Exchange Listing Rules, the following categories of continuing connected transactions, or the non-exempt continuing connected transactions, are subject to the reporting, announcement and independent shareholders’ approval requirements:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us
(a)	Provision of exploration and support services;
(b)	Provision of oil and gas development and support services; and
(c)	Provision of oil and gas production and support services; and
(d)	FPSO vessel leases from CNOOC and/or its associate to us.
•	Sales of petroleum and natural gas products by us to CNOOC and/or its associates
(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas); and
(b)	Long term sales of natural gas and liquefied natural gas.

We obtained independent shareholders’ approval at the extraordinary general meetings held on November 24, 2010 for our continuing connected transactions and the annual caps with CNOOC and/or its associates for the period from January 1, 2011 to December 31, 2013, respectively. The annual caps of the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories for the years 2012 and 2013 were revised in 2012. The existing annual caps are specified as follows:

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

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2013 and the balances arising from connected transactions at the end of 2013 is included in note 30 to our consolidated financial statements included elsewhere in this annual report.

The non-exempt continuing connected transactions for the year ended December 31, 2013 to which any member of us was a party were entered into by us:

(i)	in the ordinary and usual course of our business;
(ii)	either (a) on normal commercial terms, or (b) if there is no available comparison, on terms no less favorable to us than terms available from independent third parties; and
(iii)
in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing them and on terms that were fair and reasonable s and in the interests of our company and shareholders as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2013 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

We expected to continue the continuing connected transactions contemplated under the existing comprehensive framework agreement after December 31, 2013. Therefore, we entered into a new comprehensive framework agreement with CNOOC on November 6, 2013. The term of the new comprehensive framework agreement is for a period of three years from January 1, 2014. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by us on November 1, 2010. We obtained independent shareholders’ approval at the extraordinary general meetings held on November 27, 2013 for our continuing connected transactions under the new comprehensive framework agreement and the annual caps with CNOOC and/or its associates for the period from January 1, 2014 to December 31, 2016, respectively. The relevant annual caps are specified as follows:

Category of Continuing Connected Transactions	Relevant Annual Caps
Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us
(a) Provision of exploration and support services	For the three years ending December 31, 2016, Rmb 15,000 million, Rmb 16,100 million and Rmb 17,200 million, respectively

(b) Provision of oil and gas development and support services	For the three years ending December 31, 2016, Rmb 47,200 million, Rmb 49,600 million and Rmb 52,100 million, respectively

(c) Provision of oil and gas production and support services	For the three years ending December 31, 2016, Rmb 10,500 million, Rmb 11,600 million and Rmb 12,800 million, respectively

(d) Provision of marketing, management and ancillary services	For the three years ending December 31, 2016, Rmb 1,408 million, Rmb 1,875 million and Rmb 2,075 million, respectively

(e) FPSO vessel leases	For the three years ending December 31, 2016, Rmb 1,450 million, Rmb 2,180 million and Rmb 2,350 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the three years ending December 31, 2016, Rmb 100 million, Rmb 100 million and Rmb 100 million, respectively

Sales of petroleum and natural gas products by us to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the three years ending December 31, 2016, Rmb 346,700 million, Rmb 438,600 million and Rmb 504,400 million, respectively

(b) Long-term sales of natural gas and liquefied natural gas	For the three years ending December 31, 2016, Rmb 30,700 million, Rmb 38,900 million and Rmb 44,700 million, respectively

Transactions with CNOOC Finance Corporation Limited

On October 14, 2008, we entered into a financial services framework agreement with CNOOC Finance Corporation Limited, our 31.8% owned associate and a subsidiary of CNOOC, pursuant to which CNOOC Finance Corporation Limited provides us with settlement, depository, discounting, loans and entrustment loans services.

As the financial services framework agreement entered into by us and CNOOC Finance Corporation Limited dated October 14, 2008 expired on December 31, 2010, we entered into a renewal agreement with CNOOC Finance Corporation Limited on August 20, 2010 to renew the financial services framework agreement. The renewal agreement is effective from January 1, 2011 to December 31, 2013. According to the renewal agreement, the maximum daily outstanding balance of deposits (including accrued interests)(excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) should not exceed Rmb 9.8 billion for the period from January 1, 2011 to May 30, 2012, and Rmb 18.5 billion (as revised) for the period from May 31, 2012 to December 31, 2013. The depository services were exempted from independent shareholders’ approval requirements and the settlement, discounting, loans and entrustment loans services were exempted from the reporting, announcement, annual review and independent shareholders’ approval requirements under the Hong Kong Stock Exchange Listing Rules.

We expected to continue the financial services transactions contemplated under the existing financial services framework agreement after December 31, 2013. Therefore, on November 27, 2013, we and CNOOC Finance Corporation Limited entered into a renewal agreement to further renew the existing financial services framework agreement.  The renewal agreement is effective from January 1, 2014 to December 31, 2016. According to the renewal agreement, the maximum daily outstanding balance of deposits (including accrued interests)(excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) should not exceed Rmb 22 billion for the period from January 1, 2014  to December 31, 2016.

We confirmed that the maximum daily outstanding balance of deposits (including accrued interests but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) we placed with CNOOC Finance Corporation Limited did not exceed Rmb 18.5 billion from January 1, 2013 to December 31, 2013.

Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

On August 3, 2012, CNOOC China Limited, our wholly-owned subsidiary, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (“Cooperation Agreement”) with China United Coalbed Methane Corporation Limited (“CUCBM”) in connection with the exploration, development, production and sale of Coalbed Methane (“CBM”) and CBM products within the contract areas (as defined in the Cooperation Agreement). The term of the Cooperation Agreement commences on the effective date and expires on the later of (i) 30 years from the effective date of the Cooperation Agreement, and (ii) the end of the production period of the last CBM field (as defined in the Cooperation Agreement)  in the contract areas, unless otherwise agreed by CNOOC China Limited and CUCBM. The Cooperation Agreement and the transactions contemplated thereunder were approved by our independent shareholders on August 21, 2012. As at the date of the Cooperation Agreement, CNOOC China Limited expected to incur total expenses of Rmb 9,933.3 million (being (1) Rmb 9,713.3 million for the initial three years of the five years exploration period, plus (2) the minimum exploration costs of Rmb 220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period). CUCBM is a connected person of us, hence the

Cooperation Agreement constitutes a connected transaction of us under the Hong Kong Stock Exchange Listing Rules.

As CUCBM was unable to fulfill its obligations under the Cooperation Agreement in respect of four CBM blocks (the “Relevant Blocks”) which formed part of the contract areas (as defined in the Cooperation Agreement), CNOOC China and CUCBM entered into a supplemental agreement on October 10, 2013, pursuant to which (i) the Relevant Blocks were excluded from the contract areas; and (ii) CUCBM would indemnify in full CNOOC China against any related loss, the amount of which would be determined by a third party appraising firm appointed by both parties. As the Relevant Blocks are still at preliminary exploration stage, no revenue has been generated and it is expected that the exclusion of the Relevant Blocks from the contract areas will not materially affect the expected profit in relation to the Cooperation Agreement.

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

Legal Proceedings

Except for the Complaint disclosed below and in note 33 (iii) (b) to our consolidated financial statement entitled “Commitments and Contingencies” included elsewhere in this annual report, as at December 31, 2013, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

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

In 2011, we declared and paid dividends totaling Rmb 18,392 million. In 2012, we declared and paid dividends totaling Rmb 15,635 million. In 2013, we declared and paid dividends totaling Rmb 20,226 million (US$3,341.1 million).  The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited.  CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends.  As a wholly foreign owned enterprise in China, CNOOC China Limited has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC.  CNOOC China Limited is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital, which amount was reached in 2009.  Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under IFRS. In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of our production. Included in other reserves was a provision for safety fund under the PRC regulation amounting to Rmb 645.0 million (US$106.5 million) in 2013, which was Rmb 605.8 million in 2012. None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2011, 2012 and 2013, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2011		For the year ended December 31, 2012		For the year ended December 31, 2013
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	—	—	—	—	0.0%	—
Staff and workers’ bonus and welfare fund	0.2%	121.8	—	—	0.0%	—
Safety fund	0.8%	595.1	1.0%	605.8	1.1%	645.0

Contingencies

a)
With respect to Penglai 19-3 Oilfield Oil Spill Accidents (please refer to the 2011 Annual Report, 2012 Interim Report, 2012 Annual Report and 2013 Interim Report of the Company for the background information), the Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. The allocation of all costs paid by ConocoPhillips China Inc. as operator related to the responses to the accidents (including but not limited to oil seepage cleanup, well control and containment and sandbagging) has been settled on December 3, 2013. The costs have been allocated and paid in proportion to the participating interests in accordance with the PSC subject to the audit process under the PSC. Based on evaluations performed as of the date of the consolidated financial statements, the

Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

b)
On October 11, 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated (the “Plaintiff”) in the Unites States District Court for the Southern District of New York (the “Trial Court”) (the foregoing legal action is therein below referred as the “Complaint”). The Complaint was lodged against the Company and certain of its officers, which alleged that during the period between January 27, 2011 and September 16, 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

On December 21, 2012, the Company filed a motion to dismiss the Complaint in the Trial Court.

On April 4, 2013, the judge of the Trial Court approved the Plaintiff’s voluntarily dismissal, without prejudice, to its claims against the officers of the Company. On May 6, 2013, the judge of the Trial Court granted the Company’s motion to dismiss in the entirety with prejudice. On June 5, 2013, the Plaintiff (i.e. the Appellant) appealed to the United States Court of Appeals for the Second Circuit. (the “Court of Appeals”). On February 3, 2014, the Court of Appeals issued a Summary Order which found the Appellant’s argument without merit and affirmed the Trail Court’s judgment. After the issuance of the Summary Order, the Appellant may appeal to the Supreme Court of the United States within 90 days.  The result of the case is still uncertain.

The Company believes that the allegations and the claims in the Complaint are without merit and intends to defend itself vigorously against such claims and no provision has been made in these consolidated financial statements.

c)
As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from January 1, 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Company and its subsidiaries is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review.  Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management made judgment to estimate the possible outcome of matters under disputes. The Company believes that there is an adequate provision for tax liability based on available information.

In addition to the tax matters mentioned above, the Company and its subsidiaries are dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, we believe these proceedings are not expected to have a material effect on the Company.

B.	SIGNIFICANT CHANGES

The Company has no other subsequent events needed to be disclosed except those disclosed in note 38 to our consolidated financial statements included elsewhere in this annual report.

ITEM 9.  THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

We listed our shares on the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange in February 2001.  Our shares are listed on the Hong Kong Stock Exchange under the stock code “00883” and our ADSs are listed on the New York Stock Exchange under the symbol “CEO.” Pursuant to certain undertakings in connection with our acquisition of Nexen, we listed our ADSs on the Toronto Stock Exchange in September 2013 under the symbol “CNU”. The listing of our ADSs on the Toronto Stock Exchange is not a new issuance of equity securities and does not generate additional funds for us. The following table sets forth, for the periods indicated, the high and low closing prices per share, as reported on the Hong Kong Stock Exchange and adjusted retroactively to reflect the stock split, and per ADS, as reported on the New York Stock Exchange and the Toronto Stock Exchange.

Period	Hong Kong Stock Exchange		New York Stock Exchange		Toronto Stock Exchange
	High	Low	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)		(Cdn$ per ADS)
2009	12.90	6.08	166.63	76.63	-	-
2010	18.48	11.02	238.80	139.83	-	-
2011	20.85	11.34	270.64	145.32	-	-
2012	18.10	13.28	232.84	173.82	-	-
2013	17.34	11.54	226.60	159.19	217.78	196.50

2012 Financial Quarter
1st Quarter	18.10	13.58	232.84	174.68	-	-
2nd Quarter	16.78	13.28	216.96	173.82	-	-
3rd Quarter	16.24	14.16	207.36	180.93	-	-
4th Quarter	16.88	15.36	220.00	198.50	-	-
2013 Financial Quarter
1st Quarter	17.34	14.28	226.60	182.62	-	-
2nd Quarter	15.08	12.28	193.68	159.19	-	-
3rd Quarter	16.28	12.54	211.20	163.66	-	-
4th Quarter	16.10	14.14	208.98	183.17	217.78	196.50
2014 Financial Quarter
1st Quarter	14.38	11.54	182.92	147.88	196.00	164.00

Last Six Months
October 2013	16.10	15.08	208.98	195.50	214.50	204.00
November 2013	15.88	14.86	205.73	194.07	216.00	202.35
December 2013	15.98	14.14	204.14	183.17	217.78	196.50
January 2014	14.38	12.16	182.92	154.03	196.00	173.00
February 2014	12.72	12.20	165.73	149.65	183.00	166.15
March 2014	12.18	11.54	163.49	147.98	175.23	164.00

ITEM 10.  ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong, the predecessor to the Hong Kong Companies Ordinance). Our company registration number in Hong Kong is 685974. Under the Hong Kong Companies Ordinance, we have the capacity, rights, powers and privileges of a natural person of full age and may do anything which we are permitted or required to do by our articles of association or any enactment or rule of law.

The following are summaries of provisions of our articles of association and the Hong Kong Companies Ordinance. By operation of this Ordinance, provisions that were previously contained in our memorandum of association are deemed to be incorporated into our articles of association except for those provisions that conflict with the Hong Kong Companies Ordinance. For further details, you should read our memorandum of association, which was filed as an exhibit to our registration statement on Form F-1 (Registration No.333-10862) and our articles of association, as amended, which was filed as an exhibit to our annual report on Form 20-F for the fiscal year of 2010. We are required by the Hong Kong Stock

Exchange Listing Rules to upload, among other things, our memorandum and articles of association on our website and on the website of the Hong Kong Stock Exchange. We have complied with such requirement and as such, our memorandum and articles of association were further filed as an exhibit to the Form 6-K filed with the SEC on March 30, 2012 (File Number: 1-14966).

Issue of Shares

Under the Hong Kong Companies Ordinance our directors may, without obtaining the prior approval of our shareholders, offer to allot new shares in our company to existing shareholders on a pro rata basis.  Our directors may not allot new shares of our company or grant rights to subscribe for, or to convert any security into, shares of our company in any other manner without the prior approval of our shareholders at a general meeting.  Any approval given at a general meeting granting our directors power to allot shares or securities convertible into shares or to grant rights to subscribe for shares generally shall continue in force from the date of the passing of the resolution until the earlier of:

•	the conclusion of the next annual general meeting following the passing of the resolution; and

•	the date on which the authority given under the resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in a general meeting.

If such an approval for a general mandate to issue shares is given, our Board shall have the discretion to issue such number of shares as are approved pursuant to such general mandate, and our directors may offer, allot, grant options or other rights of subscription or conversion over, or otherwise issue, such number of shares to persons at such times and for such consideration and upon such terms and conditions as our directors may determine, subject to the restrictions under the Hong Kong Stock Exchange Listing Rules.

In accordance with Hong Kong Stock Exchange Listing Rules, any such approval of the shareholders must be limited to shares not exceeding 20% of our total number of shares in issue as of the date of granting such approval plus the number of shares repurchased by us since the granting of such approval.

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

Winding Up

If we are wound up, the surplus assets remaining after payment to all creditors are to be divided among our shareholders in proportion to the amount paid on the shares held by them respectively, and if such surplus assets are insufficient to repay the whole of the paid-up share capital, they are to be distributed so that the losses are borne by our shareholders in proportion to the amount paid up on the shares held by them respectively.  The liquidator may, with the sanction of a special resolution, divide among our shareholders in specie or in kind the whole or any part of our assets or vest any part of our assets in trustees upon such trusts for the benefit of our shareholders or any of them as the resolution shall provide.

Voting Rights

Under the Hong Kong Companies Ordinance, any action to be taken by the shareholders at a general meeting requires the affirmative vote of either an ordinary or a special resolution passed at such meeting.

•	An ordinary resolution is a resolution passed by a majority of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting;

•	A special resolution is a resolution passed by not less than 75% of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting.

Generally, resolutions of shareholders are passed by ordinary resolution.  However, the Hong Kong Companies Ordinance provides that certain specified matters may only approved by shareholders by way of special resolutions.  These matters include, for example:

•	alteration of the articles;

•	change of a company’s name;

•	reduction of share capital; and

•	voluntary winding up.

The Hong Kong Stock Exchange Listing Rules require that voting at any general meeting must be taken by way of poll, except where the chairman, in good faith, decides to allow a resolution which relates purely a procedural or administrative matter to be voted on by a show of hands. On a poll, every shareholder who is present in person or by proxy has one vote for every share held or represented by him or her.

Any action to be taken by the shareholders requires the affirmative vote of the requisite majority of the shares at a general meeting.  There are no cumulative voting rights.  Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so.

Under Hong Kong law and our articles of association, shareholders who are not residents of Hong Kong may hold, vote and transfer their shares in our company in the same manner as our shareholders who are Hong Kong residents.

General Meetings

We are required to hold an annual general meeting each year within six months from the end of our financial year.  We may also hold extraordinary general meetings from time to time.  Our Board may convene an extraordinary general meeting at will, and shall on requisition in accordance with the Hong Kong Companies Ordinance, proceed to convene an extraordinary general meeting.  Our annual general meeting and a meeting called for the purpose of passing a special resolution require at least twenty-one days’ prior notice, and any other general meeting requires at least fourteen days’ prior notice.  The notice must specify the place, day and time of the meeting and, in the case of special business, the general nature of that business.  The quorum for a general meeting is two shareholders present in person or by proxy.  If within thirty minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition in accordance with the Hong Kong Companies Ordinance, shall be dissolved; but in any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the chairman of the meeting may determine.  If at such adjourned meeting a quorum is not present within thirty minutes from the time appointed for the meeting, the member or members present in person or by proxy shall be a quorum and may transact the business for which the meeting is called.

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

Interested Transactions

Subject to the exceptions described below, none of our directors may vote on any contract, arrangement or proposal in which the director or any of his or her associates is materially interested.  Subject to provision of the Hong Kong Companies Ordinance, our directors may vote at a board meeting or by way of written resolution of directors on the following matters:

•
any contract or arrangement to give security or indemnity to the director or his or her associates for money lent or obligations incurred or undertaken by such director or his or her associates at the request of or for the benefit of our company or subsidiaries;

•
any contract or arrangement for the giving by us of any security or indemnity to a third party for our debts or obligations or debts or obligations of our subsidiaries for which such director or his or her associates assumed responsibility , or guaranteed or secured in whole or in part whether alone or jointly;

•
any contract or arrangement concerning offering of securities by us (or any company which we may promote or be interested in purchasing) for which the director or his or her associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting;

•	any contract or arrangement in which the director or his or her associates are interested in the same manner as other holders of our securities by virtue only of their interest in our securities;

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

CNOOC Canada Holding Ltd. and Nexen Inc., which was filed as Exhibit 4.44 to our annual report on Form 20-F for the fiscal year of 2012.

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

Pursuant to the New EIT Law and the Notice, enterprises established outside of China whose “de facto management bodies” are located in China are considered Chinese Resident Enterprises, or CREs. According to the formal approval from the SAT in October 2010, we are regarded as a CRE pursuant to the provisions of the New EIT Law and the Notice. Accordingly, we are required to withhold 10% corporate income tax when we make dividend distributions to our non-Chinese resident enterprise shareholders or ADS holders. The 10% dividend withholding tax rate will not be reduced under the 1984 Agreement between the United States and the People’s Republic of China for the Avoidance of Double Taxation, or the PRC Treaty. In the past, we did not withhold any tax in respect of Dividends payable to any natural person shareholders whose names appeared on our register of members on the relevant record dates.

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of ADSs or shares by the U.S. Holders described below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to own such ADSs or shares. This discussion does not address the potential application of the “Medicare contribution tax” to “net investment income” of non-corporate U.S. Holders.  In addition, this discussion does not address U.S. state, local and non-U.S. tax consequences.  The discussion applies only to U.S. Holders who hold ADSs or shares as capital assets for U.S. federal income tax purposes and does not address all of the U.S. federal income tax consequences that may be relevant to U.S. Holders that are subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•	persons holding ADSs or shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;
•	persons that own or are deemed to own 10% or more of our voting stock;
•	persons who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

As used herein, a “U.S. Holder” is a person that for U.S. federal income tax purposes is a beneficial owner of ADSs or shares and is: (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs should be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss should be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (a pre-release), or intermediaries in the chain of ownership between holders and the issuer of the securities underlying the American depository shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  Such actions would also be inconsistent with the claiming of the favorable tax rates, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of foreign taxes and the availability of the favorable tax rates for dividends received by certain non-corporate holders, described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2013, as described below, and that we will not become a PFIC.

Taxation of Distributions

Distributions received by a U.S. Holder on ADSs or shares, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the Depositary’s receipt of the dividend.  The amount of the dividend will equal the U.S. dollar value of the Hong Kong dollar distribution, calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is converted into U.S. dollars on the date of receipt.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Corporate U.S. Holders will not be entitled to claim a dividends-received deduction with respect to dividends paid by us.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. shareholders are taxable at rates applicable to long-term capital gains.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. A foreign corporation may also be treated as a qualified foreign corporation if it is eligible for benefits of a comprehensive income tax treaty with the United States determined by the U.S. Treasury to be satisfactory for these purposes and that includes an exchange of information program. Non-corporate U.S. Holders should consult their tax advisers to determine whether these favorable rates may apply to dividends they receive from us and whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

As described in “—Taxation—The PRC,” we are regarded as a CRE pursuant to the provisions of the New EIT Law and the Notice. Accordingly, dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding taxes.  For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes.  Subject to applicable limitations, any PRC income taxes withheld from dividends on ADSs or shares (in the case of a U.S. Holder that is eligible for the benefits of the PRC Treaty, at a rate not exceeding the rate provided by the PRC Treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability.  Where a U.S.
Holder is eligible for the benefits of the PRC Treaty, PRC taxes withheld in excess of the rate applicable under the PRC Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.  Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes, if any, in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

As described in “—Taxation —The PRC,” gains from dispositions of our ADSs or shares may be subject to PRC tax.  A U.S. Holder’s amount realized would include the gross amount of the disposition proceeds before any withholding or deduction of PRC tax.  Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the PRC Treaty may be able to elect to treat the gain as foreign-source gain for foreign tax credit purposes. The rules governing foreign tax credits are complex and the creditability of foreign taxes is subject to limitations. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the PRC Treaty and the creditability of any PRC tax paid with respect to dispositions in their particular circumstances.

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013.  In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  As PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

If we are a PFIC for any taxable year during which a U.S. Holder owned our ADSs or shares, the U.S. Holder will generally be required to file annual reports on IRS Form 8621.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. On July 21, 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach based on market supply and demand and with reference to a basket of currencies.  Renminbi was no longer pegged to U.S. dollars.  From January 1, 2013 to March 31, 2014, Renminbi appreciated approximately 2.2% against U.S. dollar.

Our management has assessed our exposure to foreign currency risk using a sensitivity analysis.  Based on a five percent change in the value of the U.S. dollar occurring on December 31, 2013, the exposure of our results of operations, monetary assets and liabilities and investments in foreign subsidiaries would each be less than 0.35% of our profit for the year.

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

As of December 31, 2013, the interest rates for 59.4% of our outstanding debts were fixed.  The term of the weighted average balance was approximately 8.63 years.  A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

As of December 31, 2013, the interest rates for 97.1% of our total outstanding long-term debts were fixed. The following table sets forth additional information about the expected maturity dates of our outstanding long-term debt (including the current portion) as of December 31, 2013.

	2014	2015	2016	2017	2018	2019 and after	Total	Fair value as of December 31, 2013
(Rmb in millions, except percentages)
Long-term loans, including current portion

Floating rate	1,057.9	157.9	174.9	187.7	196.3	465.0	2,239.7	2,241.5
Interest rate	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%

Long-term guaranteed notes,including current portion
Fixed rate	-	761.8	4,540.3	376.8	4,540.3	63,806.0	74,025.2	76,131.2
Average interest rate	4.55%	4.59%	4.67%	4.77%	4.88%	4.97%

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

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

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived its fees and expenses, of US$585,800 for the year ended December 31, 2013.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2013 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2013 (US$)(3)
Investor relations(1)	178,220
Broker reimbursements(2)	257,580
Total	435,800

(1)	Includes investor relation service fees, ADR training fees and investor relations expenses for road show in 2013.
(2)
Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

(3)	Includes the 30% withholding tax paid to the U.S. government.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2013:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2013 (US$)
Fees waived	150,000

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

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2013, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2013 was effective.

(c)           Attestation Report of the Registered Public Accounting Firm

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-4.

(d)           Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert.  Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B.  CODE OF ETHICS

Our Board adopted a Code of Ethics to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters.  Such Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements.  As part of the continued efforts to improve our corporate governance standards, our Board conducted an annual review of the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2013.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements were Rmb 23.7 million for 2012 and Rmb 41.7 million (US$6.9 million) for 2013.

Audit-Related Fees

The aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were Rmb 10.2 million for 2012 and Rmb 7.2 million (US$1.2 million) for 2013.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately Rmb 1.4 million for 2012 and Rmb 1.6 million (US$0.3 million) for 2013.

All Other Fees

The aggregate fees billed for professional services rendered by our principal accountant for risk management advisory services and information systems reviews were nil for 2012 and Rmb7.8 million (US$1.3 million) for 2013.

The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal years 2012 and 2013.

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

During 2013, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 22, 2013, our Board resolved, as recommended by our audit committee, to propose change in our independent registered public accounting firm, Ernst & Young, after the completion of the audit of the consolidated financial statements for the year ended December 31, 2012, with effect from the conclusion of our 2012 annual general meeting held on May 24, 2013, due to the requirements of the Ministry of Finance of the PRC and the State-owned Assets Supervision and Administration Commission of the State Council of the PRC in respect of the term of office of the auditors. As a result, Ernst & Young did not offer themselves for re-appointment at our 2012 annual general meeting on May 24, 2013.

The reports of Ernst & Young on our consolidated financial statements for the fiscal years ended December 31, 2011 and 2012 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles, except for the emphasis of matter in their 2011 opinion highlighting the Company’s early adoption of the accounting method for consolidation and joint arrangements by the Group during 2011.

During the two fiscal years ended December 31, 2012 and through May 24, 2013, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in their report on the consolidated financial statements for such years.

During the two fiscal years ended December 31, 2012 and through May 24, 2013, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We provided a copy of this disclosure to Ernst & Young and requested that Ernst & Young furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which they do not agree. A copy of the letter from Ernst & Young addressed to the SEC, dated April 17, 2014, is filed as Exhibit 15.7 to this annual report.

On March 22, 2013, our Board resolved, as recommended by our audit committee, to propose to appoint Deloitte Touche Tohmatsu, or Deloitte, as our independent registered public accounting firm, which was approved by our shareholders at our 2012 annual general meeting held on May 24, 2013. As a result, Deloitte Touche Tohmatsu was appointed as our independent registered public accounting firm as of May 24, 2013. During the two most recent fiscal years and through May 24, 2013, neither we nor anyone on our behalf consulted Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement”, as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F, with Deloitte or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

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

2.4
Indentures dated May 2, 2012 among CNOOC Finance (2012) Limited, as Issuer, CNOOC Limited, as Guarantor, Citicorp International Limited, as Trustee, Citibank, N.A., London Branch, as Paying Agent, and Citigroup Global Markets Deutschland AG, as Registrar*.

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

2.7
Form of Indenture among CNOOC Finance (2013) Limited, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.1 to Form F-3 filed with the Securities and Exchange Commission on May 1, 2013 (File number: 333-188261)

2.8	Form of 1.125% Guaranteed Note due 2016, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.9	Form of 1.750% Guaranteed Note due 2018, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.10	Form of 3.000% Guaranteed Note due 2023, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.11	Form of 4.250% Guaranteed Note due 2043, incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
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

4.44
Arrangement Agreement dated July 23, 2012 among CNOOC Limited, CNOOC Canada Holding Ltd. and Nexen Inc., incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for fiscal year 2012 filed with the Securities and Exchange Commission (File number: 1-14966).

4.45	Framework Agreement dated November 6, 2013 with CNOOC (Summary Translation).
8.1	List of Subsidiaries.
10.1
Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).

11.1	Code of Ethics for Directors and Senior Officers, as amended in 2013.
12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.
15.1	2013 Reserves Reports of Ryder Scott Company, L.P.
15.2	2013 Reserves Reports of Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.3	2013 Reserves Report of RPS.
15.4	2013 Reserves Audit Report of Ryder Scott Company, L.P.
15.5	2013 Reserves Audit Reports of McDaniel & Associates Consultants Ltd.
15.6	2013 Reserves Audit Report of DeGolyer and MacNaughton.
15.7	Letter from Ernst & Young.
15.8	Consent from Ernst & Young.
15.9	Consent from Deloitte Touche Tohmatsu
15.10	Consent from Ryder Scott Company, L.P.
15.11	Consent from Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.12	Consent from RPS.
15.13	Consent from McDaniel & Associates Consultants Ltd.

15.14	Consent from DeGolyer and MacNaughton.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

By:	/s/ Hua Zhong
	Name:	Hua Zhong
	Title:	Joint Company Secretary

Date: April 17, 2014

CNOOC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNOOC Limited

We have audited the accompanying consolidated statement of financial position of CNOOC Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2013, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNOOC Limited and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board, and Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2014 expressed an unqualified opinion on the Group's  internal control over financial reporting.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNOOC Limited

We have audited the internal control over financial reporting of CNOOC Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s annual report on internal control over financial reporting". Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Group and our report dated March 28, 2014 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated statement of financial position of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) as at December 31, 2012, and the related consolidated statements of profit or loss and other comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the two-year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2012 and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards as issued by the Hong Kong Institute of Certified Public Accountants.

Certified Public Accountants

Ernst & Young
Hong Kong
March 22, 2013

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(All amounts expressed in millions of Renminbi/US$, except per share data)

		2011	2012	2013	2013
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

REVENUE
Oil and gas sales	6	189,279	194,774	226,445	37,406
Marketing revenues	34	50,469	50,771	55,495	9,167
Other income		1,196	2,082	3,917	647

		240,944	247,627	285,857	47,220

EXPENSES
Operating expenses		(18,264)	(21,445)	(30,014)	(4,958)
Taxes other than income tax	12 (ii)	(10,332)	(15,632)	(15,937)	(2,632)
Exploration expenses		(5,220)	(9,043)	(17,120)	(2,828)
Depreciation, depletion and amortization	8	(30,521)	(32,903)	(56,456)	(9,326)
Special oil gain levy	7	(31,982)	(26,293)	(23,421)	(3,869)
Impairment and provision		(22)	(31)	45	7
Crude oil and product purchases		(50,307)	(50,532)	(53,386)	(8,819)
Selling and administrative expenses		(2,854)	(3,377)	(7,859)	(1,298)
Others		(835)	(1,230)	(3,206)	(529)

		(150,337)	(160,486)	(207,354)	(34,252)

PROFIT FROM OPERATING ACTIVITIES		90,607	87,141	78,503	12,968

Interest income	8	1,196	1,002	1,092	181
Finance costs	9	(1,707)	(1,603)	(3,457)	(571)
Exchange gains, net		637	359	873	144
Investment income	8	1,828	2,392	2,611	431
Share of profits of associates		320	284	133	22
Share of profit/(loss) of a joint venture		247	(311)	762	126
Non-operating (expenses)/income, net		(563)	908	334	55

PROFIT BEFORE TAX	8	92,565	90,172	80,851	13,356
Income tax expense	12(i)	(22,310)	(26,481)	(24,390)	(4,029)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		70,255	63,691	56,461	9,327

OTHER COMPREHENSIVE (LOSS)/INCOME
Items that may be subsequently reclassified to profit or loss:
Net loss on available-for-sale financial assets, net of tax	19	(800)	(1,128)	(626)	(104)
Exchange differences on translation of foreign operations		(3,826)	(42)	(4,143)	(684)
Share of other comprehensive (loss)/income of associates		(20)	21	(29)	(5)
Other items that will not be reclassified to profit or loss		-	-	393	65

OTHER COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(4,646)	(1,149)	(4,405)	(728)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		65,609	62,542	52,056	8,599

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	14	1.57	1.43	1.26	US$0.21
Diluted (RMB Yuan)	14	1.57	1.42	1.26	US$0.21

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2012 AND 2013
(All amounts expressed in millions of Renminbi/US$)

		2012	2013	2013
	Notes	RMB	RMB	US$
		million	million	million

NON-CURRENT ASSETS
Property, plant and equipment	15	252,132	419,102	69,231
Intangible assets	16	973	17,000	2,808
Investments in associates	17	3,857	4,094	676
Investment in a joint venture	18	20,160	20,303	3,354
Available-for-sale financial assets	19, 34	7,051	6,798	1,123
Deferred tax assets	12(i)	40	2,729	451
Other non-current assets	20	963	4,895	808

Total non-current assets		285,176	474,921	78,451

CURRENT ASSETS
Inventories and supplies	21	5,247	9,153	1,512
Trade receivables	22	8,262	17,593	2,906
Due from related companies		15,793	17,516	2,894
Derivative financial assets	34	-	329	54
Available-for-sale financial assets	19, 34	61,795	51,103	8,442
Other current assets		7,883	10,322	1,705
Time deposits with maturity over three months	23	16,890	26,218	4,331
Cash and cash equivalents	23	55,024	14,318	2,365

Total current assets		170,894	146,552	24,209

CURRENT LIABILITIES
Loans and borrowings	26	28,830	49,841	8,233
Trade and accrued payables	24	12,014	30,468	5,033
Due to the parent company		337	622	103
Due to related companies		11,975	18,090	2,988
Derivative financial liabilities	34	-	220	37
Other payables and accrued liabilities	25	17,098	16,292	2,691
Taxes payable		12,183	13,415	2,216

Total current liabilities		82,437	128,948	21,301

NET CURRENT ASSETS		88,457	17,604	2,908

TOTAL ASSETS LESS CURRENT LIABILITIES		373,633	492,525	81,359

NON-CURRENT LIABILITIES
Loans and borrowings	26	29,056	82,011	13,547
Provision for dismantlement	27	29,406	41,146	6,797
Deferred tax liabilities	12(i)	3,403	25,362	4,189
Other non-current liabilities		1,988	2,386	394

Total non-current liabilities		63,853	150,905	24,927

Net assets		309,780	341,620	56,432

EQUITY
Equity attributable to owners of the parent
Issued capital	28	949	949	157
Reserves	29	308,831	340,671	56,275

Total equity		309,780	341,620	56,432

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

At January 1, 2011	949	42,129		(13,361)	20,000		10,972	145,656	9,421		215,766

Profit for the year	-	-		-	-		-	70,255	-		70,255
Other comprehensive loss, net of tax	-	-		(3,826)	-		(820)	-	-		(4,646)
Total comprehensive income/(loss)	-	-		(3,826)	-		(820)	70,255	-		65,609
2010 final dividend	-	-		-	-		-	134	(9,421)		(9,287)
2011 interim dividend	-	-		-	-		-	(9,106)	-		(9,106)
Proposed 2011 final dividend	-	-		-	-		-	(10,142)	10,142		-
Share repurchases							-	(256)	-		(256)
Equity-settled share option expenses	-	-		-	-		143	-	-		143
Appropriation and utilization of safety fund, net	-	-		-	-		(13)	-	-		(13)

At December 31, 2011	949	42,129	*	(17,187)*	20,000	*	10,282 *	196,541 *	10,142	*	262,856

At January 1, 2012	949	42,129		(17,187)	20,000		10,282	196,541	10,142		262,856

Profit for the year	-	-		-	-		-	63,691	-		63,691
Other comprehensive loss, net of tax	-	-		(42)	-		(1,107)	-	-		(1,149)
Total comprehensive income/(loss)	-	-		(42)	-		(1,107)	63,691	-		62,542
2011 final dividend	-	-		-	-		-	(49)	(10,142)		(10,191)
2012 interim dividend	-	-		-	-		-	(5,477)	-		(5,477)
Proposed 2012 final dividend	-	-		-	-		-	(11,563)	11,563		-
Equity-settled share option expenses (note 28)	-	-		-	-		50	-	-		50

At December 31, 2012	949	42,129	*	(17,229)*	20,000	*	9,225 *	243,143 *	11,563	*	309,780

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non-distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

At January 1, 2013	949	42,129		(17,229)	20,000		9,225	243,143	11,563		309,780

Profit for the year	-	-		-	-		-	56,461	-		56,461
Other comprehensive loss, net of tax	-	-		(4,143)	-		(262)	-	-		(4,405)
Total comprehensive income/(loss)	-	-		(4,143)	-		(262)	56,461	-		52,056
2012 final dividend	-	-		-	-		-	183	(11,563)		(11,380)
2013 interim dividend	-	-		-	-		-	(8,850)	-		(8,850)
Proposed 2013 final dividend	-	-		-	-		-	(11,269)	11,269		-
Exercise of share options	-	3		-	-		-	-	-		3
Equity-settled share option expenses (note 28)	-	-		-	-		11	-	-		11
				-
At December 31, 2013	949	42,132	*	(21,372)*	20,000	*	8,974 *	279,668 *	11,269	*	341,620

*	These reserve accounts comprise the consolidated reserves of approximately RMB340,671 million (December 31, 2012: RMB308,831 million) in the consolidated statements of financial position.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(All amounts expressed in millions of Renminbi/US$)

		2011	2012	2013	2013
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	32	140,809	117,736	143,539	23,711
Income taxes paid		(24,638)	(25,162)	(32,648)	(5,393)

Net cash flows from operating activities		116,171	92,574	110,891	18,318

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(15,950)	(8,709)	(7,001)	(1,157)
Capital expenditure		(36,823)	(54,331)	(79,716)	(13,168)
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries		(7,933)	-	(87,926)	(14,524)
Acquisition of interest in an associate		(948)	-	-	-
Additions in associates/a joint venture investment		-	(2,432)	-	-
Disposal of a subsidiary		1,340	-	-	-
(Increase)/decrease in time deposits with maturity over three months		(12,500)	7,586	(9,328)	(1,541)
Dividends received from associates		184	1,352	63	10
Interest received		1,013	1,591	871	144
Investment income received		1,288	1,956	2,234	369
Purchases of current available-for-sale and held-to-maturity financial assets		(206,266)	(151,292)	(80,532)	(13,303)
Proceeds from sale of current available-for-sale and held-to-maturity financial assets		177,467	140,359	90,852	15,008
Proceeds from disposal of property, plant and equipment		92	123	451	75
Net cash flows used in investing activities		(99,036)	(63,797)	(170,032)	(28,087)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		12,966	12,571	24,363	4,025
Repayment and redemption of guaranteed notes		(5,321)	(3,150)	(4,100)	(677)
Proceeds from bank loans		5,166	21,459	59,186	9,777
Repayment of bank loans		(10,259)	(10,825)	(36,793)	(6,078)
Dividends paid		(20,877)	(15,635)	(20,226)	(3,341)
Interest paid		(1,665)	(1,836)	(3,832)	(633)
Share repurchases		(256)	-	-	-
Exercise of share options		-	-	3	-

Net cash flows from financing activities		(20,246)	2,584	18,601	3,073

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(3,111)	31,361	(40,540)	(6,696)
Cash and cash equivalents at beginning of year		27,287	23,678	55,024	9,089
Effect of foreign exchange rate changes, net		(498)	(15)	(166)	(28)

CASH AND CASH EQUIVALENTS AT END OF YEAR	23	23,678	55,024	14,318	2,365

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China (the "PRC") on August 20, 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the "Group").  During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the "Directors"), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

Particulars of the principal subsidiaries are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sale and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited(2)	British Virgin Islands	US$1,000	100%	Bond issuance

Indirectly held subsidiaries(1):
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB8.5 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (CONTINUED)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(1):
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq
CNOOC Canada Inc.	Canada	281,749,526 common shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa
Nexen Energy ULC (3)	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada
Nexen Petroleum UK Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria
OOGC America LLC (4)	United States of America	N/A	100%	Petroleum exploration, development and production in the USA
Nexen Petroleum Offshore U.S.A. Inc.	United States of America	US$15,830	100%	Petroleum exploration, development and production in the USA
Nexen Marketing	Canada	N/A	100%	Sales and marketing of oil and gas products in Canada
Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada
CNOOC Petroleum Brasil LTDA (5)	Brazil	R$1,506,000,000	100%	Petroleum exploration, development and production in Brazil

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

(2)	CNOOC Finance (2013) Limited was incorporated on April 23, 2013, for issuing guaranteed notes (note 26).

(3)	Nexen Energy ULC was an amalgamated company arising from CNOOC Canada Holding ULC and Nexen Inc.

(4)	OOGC America LLC was formerly OOGC America, Inc..

(5)	CNOOC Petroleum Brasil LTDA was incorporated on November 12, 2013.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the total assets of the Group.  To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"), Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), and the Hong Kong Companies Ordinance.  A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing January 1, 2013 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended December 31, 2012, except for the first time adoption of the new and revised IFRSs/HKFRSs effective for the Group’s financial year beginning on January 1, 2013 and the early adoption of the amendments to IAS 36/HKAS 36 Recoverable Amount Disclosures for Non-Financial Assets effective from  January 1, 2014:

Mandatorily adopted as of January 1, 2013:

IFRS 13/HKFRS 13 – Fair Value Measurement

IFRS 13/HKFRS 13 improves consistency and reduces complexity by providing, for the first time, a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs/HKFRSs. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs/HKFRSs. In accordance with the transitional provisions of IFRS 13/HKFRS 13, the Group has applied the new fair value measurement and disclosure requirements prospectively. The application of IFRS 13/HKFRS 13 has no impact to the financial position and performance of the Group but results in more extensive disclosure in the consolidated financial statements. Disclosures of fair value information are set out in note 34.

IAS 1/HKAS 1 (Amendments) – Presentation of Items of Other Comprehensive Income

The IAS 1/HKAS 1 (Amendments) introduce new terminology, whose use is not mandatory, for statement of comprehensive income and income statement. Under the amendments to IAS 1/HKAS 1, the “statement of comprehensive income” is renamed as “statement of profit or loss and other comprehensive income” and the “income statement” is renamed as the “statement of profit or loss”. The amendments to IAS1/HKAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. IAS 1/HKAS 1 (Amendments) requires companies preparing financial statements in accordance with IFRSs/HKFRSs to group items of other comprehensive income into two categories: (1) items that will not be reclassified subsequently to profit or loss; and (2) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates

IAS 36/HKAS 36 (Amendments) –Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36/HKAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal. The amendments to IAS 36/HKAS 36 are effective for annual periods beginning on or after January 1, 2014, earlier application is permitted. The Group adopts the amendments for annual period beginning on January 1, 2013. The application of IAS 36/HKAS 36 amendments has no impact to the financial position and performance of the Group.

Except for those new and revised IFRSs/HKFRSs that have been adopted for the first time for the current year’s consolidated financial statements as listed above, there are also a number of new and revised to IFRSs/HKFRSs effective as of January 1, 2013. The adoption of those amendments upon their effective dates did not have any material impact on the financial position or performance of the Group.

The Group has not applied the following new and revised IFRSs/HKFRSs, that may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

Amendments to IFRS 10/HKFRS 10,	Investment Entities1
IFRS 12/HKFRS 12 and IAS 27/HKAS 27
Amendments to IAS 19/HKAS 19	Defined Benefit Plans: Employee Contributions2
IFRS 9/HKFRS 9	Financial Instruments3
Amendments to IFRS 9/ HKFRS 9 and	Mandatory Effective Date of IFRS 9/ HKFRS 9
IFRS 7/HKFRS 7	and Transition Disclosures3
Amendments to IAS 32/HKAS 32	Offsetting Financial Assets and Financial
Liabilities1
Amendments to IAS 39/HKAS 39	Novation of Derivatives and Continuation of Hedge Accounting1
IFRIC 21/HK(IFRIC)-Int 21	Levies1

1	Effective for annual periods beginning on or after January 1, 2014
2	Effective for annual periods beginning on or after July 1, 2014
3	Available for application-the mandatory effective date will be determined when the outstanding phases of IFRS 9/HKFRS 9 are finalised

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except for as detailed in the accounting policies notes hereafter.  These consolidated financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2013.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company's statement of profit or loss and other comprehensive income to the extent of dividends received and receivable.  The Company's interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method.  The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree.  For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets.  All other components of non-controlling interests are measured at fair value.  Acquisition related costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date.  Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39/HKAS 39 is measured at fair value with subsequent changes in fair value either recognised in profit or loss or as a change to other comprehensive income.  If the contingent consideration is not within the scope of IAS 39/HKAS 39, it is measured in accordance with the appropriate IFRS/HKFRS.  Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed.  If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and goodwill (continued)

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates.  Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss on goodwill is recognised.  An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal.  Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Subsidiaries

Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor's returns.

Associates

Based on the Group's ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual rights, the Group has significant influence over its associates, rather than the power to control.

The Group's investments in associates are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses.  Adjustments are made to bring into line any dissimilar accounting policies that may exist.  The Group's share of the post-acquisition results and reserves of associates is included in the consolidated statement of profit or loss and other comprehensive income and consolidated reserves, respectively.  Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's investments in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred.  Goodwill arising from the acquisition of associates is included as part of the Group's investments in associates and is not individually tested for impairment.

The results of associates are included in the Company's statement of profit or loss and other comprehensive income to the extent of dividends received and receivable.  The Company's investments in associates are treated as non-current assets and are stated at cost less any impairment losses. Non-current asset (or disposal group) classified as held for sale are measured at the lower of its carrying amount and fair value less costs to sell.

Joint arrangements

Certain of the Group's activities are conducted through joint arrangements.  Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint control

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint arrangements (continued)

Joint operations

Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle.  This evaluation applies to both the Group's interests in production sharing arrangements and certain joint operation.

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries.  The Group's participating interest may vary in each arrangement.  The Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner's participating interest.  Once production occurs, a certain percentage of the annual production or revenue is first distributed to the local government, which, in most cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue is allocated among the co-owners.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs/HKFRSs applicable to the particular assets, liabilities, revenues and expenses.

Joint venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group's investments in joint ventures are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses.  Adjustments are made to bring into line any dissimilar accounting policies that may exist.  The Group's share of the post acquisition results and reserves of joint ventures is included in the consolidated statement of comprehensive income and consolidated reserves, respectively.  Where the profit sharing ratios is different to the Group's equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio.  Unrealised gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Groups investments in the joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred.  Goodwill arising from the acquisition of joint ventures is included as part of the Group's investments in joint ventures and is not individually tested for impairment.

The results of joint ventures are included in the Company's profit or loss and other comprehensive income statement to the extent of dividend received and receivable.  The Company's investments in joint ventures are treated as non-current assets and are stated at cost less any impairment losses. Non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person's family and that person

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

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets and goodwill), the asset's recoverable amount is estimated.  An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment and others.

(a)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted.  The Group capitalises the initial acquisition costs of oil and gas properties.  Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement and charged to profit and loss as exploration expenses.  Upon discovery of commercial reserves, acquisition costs are transferred to proved properties.  The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised.  The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

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

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles, office equipment and others

Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses.  The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The useful lives of vehicles, office equipment and other assets are in line with their beneficial periods.

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

Intangible assets (other than goodwill)

The intangible assets of the Group comprise software, gas processing rights of the NWS Project, marketing transportation and storage contracts, drilling rig contracts and seismic data usage rights. Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition.  Intangible assets with finite lives except for gas processing rights, are amortised on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible assets regarding software have been amortised on the straight-line basis over their respective useful lives. The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised over the life of the contracts on the straight-line basis. The intangible assets related to the seismic data usage rights are amortised over the estimated useful life of the seismic data.

Major maintenance and repairs

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised.  Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off.  All other maintenance costs are expensed as incurred.

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

Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39/HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate.  The Group determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases or sales) are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset.

The Group's financial assets include cash and bank balances, trade and other receivables, equity and debt investments, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss and financial assets classified as held-for-trading. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognised in other income and gains or finance costs in profit or loss in the period. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for "Revenue recognition" below.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(c)	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity. Held-to-maturity investments are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment.  Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.  Gains and losses are recognised in profit or loss when the investments are derecognised or impaired, as well as through the amortisation process.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Subsequent measurement (continued)

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

After initial recognition, available-for-sale financial assets are measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognised in profit or loss in accordance with the policies set out for "Revenue recognition" below.

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

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 34.

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets may be impaired.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

(a)	Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

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

If there is objective evidence that an impairment loss has incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(c)	Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is removed from other comprehensive income and recognised in profit or loss.

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists.  Impairment of debt instruments is assessed based on the same criteria as assets carried at amortised cost. Impairment losses on equity instruments are not reversed through profit or loss; increases in their fair value after impairments are recognised directly in equity.  Impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

(i)	the rights to receive cash flows from the asset have expired;
(ii)
the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; or

(iii)
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised within "Finance costs" in profit or loss.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

A financial guarantee contract is recognised initially at its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

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

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

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

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.  When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation.  The increase in the discounted present value amount arising from the passage of time is included in "Finance costs" in profit or loss.

(b)	Dismantlement liability

Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.  A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment.  The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment.  The unwinding of the discount on the dismantlement provision is included as a finance cost.

Income tax

Income tax comprises current and deferred tax.  Income tax is recognised in the consolidated statement of profit or loss and other comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the balance sheet liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax liabilities are recognised for all taxable temporary differences, except:

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

As at December 31, 2013, deferred tax liabilities related to undistributed earnings of certain of the Company's subsidiaries have not been recognised, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

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

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group's participating interests in the production sharing contracts results in overlifts and underlifts.  The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices.  Settlement will be in kind or in cash when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a "make up" delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognised when the take-or-pay penalty is triggered.

(b)	Marketing revenues

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s marketing activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value is also included in marketing revenue.

(c)	Other income

Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers and income from disposal of oil and gas properties and is recognised when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

(d)	Dividend income

Dividend income is recognised when the Group's right to receive payment is established.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(e)	Interest income

Interest income is recognised as it accrues using the effective interest method.

The Group presents taxes collected from customers in the consolidated statement of profit or loss and other comprehensive income on a net basis.

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

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

No equity-settled award was cancelled or modified during the years ended December 31, 2013 and 2012.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 11% to 22% of the employees' basic salaries. The Group's contributions to these defined contribution plans are charged to profit or loss in the year to which they relate.

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

These consolidated financial statements are presented in Renminbi ("RMB").  Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period.  All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated consistently with the recognition of the gain or loss on change in fair value of the item.

The functional currencies of certain entities within the Group are currencies other than RMB.  As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of profit or loss and other comprehensive income are translated into RMB at the weighted average exchange rates for the year.  The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases in China are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms.

Contingencies

A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group's accounting policies, the Directors have made the following judgements, estimates and assumptions, which have the most significant effect on the amounts recognised in the consolidated financial statements.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgements, estimates and assumptions (continued)

(a)	Reserve base

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group's oil and gas properties has been impaired.

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission's rules, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

(b)	Carrying value of oil and gas assets

The calculation of the unit-of-production rate for oil and gas properties amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves.  These factors could include changes in proved reserves, the effect on proved reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.

(c)	Impairment indicators

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs to sell.  These calculations require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible and intangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

(d)	Dismantlement costs

Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group's facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgements, estimates and assumptions (continued)

(e)	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group's experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective group company's domicile.

4.	ACQUISITIONS AND OTHER ARRANGEMENTS

2013

(i)
On July 23, 2012, the Company, CNOOC Canada Holding Ltd. and Nexen entered into an arrangement agreement in relation to the Company’s proposed acquisition (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen common shares and preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act.

The acquisition of Nexen was completed on February 26, 2013 (Beijing time). The consideration of the acquisition was approximately US$14.8 billion (approximately RMB92.8 billion), and was paid in cash. The consideration is related to acquisition of common shares and preferred shares. As a result of the acquisition, an additional amount of approximately US$275 million was paid by Nexen to settle its long-term incentive plans. The indebtedness of Nexen at the acquisition date remains outstanding except for the US$460 million of subordinated debt that was repaid subsequently in 2013.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER ARRANGEMENTS (continued)

2013 (continued)

(i)	(continued)

The fair values of the identifiable assets and liabilities of Nexen as at the date of acquisition are as follows:

Final amounts recognized
Property, plant and equipment	150,572
Intangible assets	4,196
Investment in an associate	234
Deferred tax assets	119
Other non-current assets	889
Trade receivables	11,148
Inventories and supplies	2,782
Other current assets	672
Cash and cash equivalents	4,858

Trade and accrued payables	(17,709)
Taxes payable	(1,399)
Other payables and accrued liabilities	(529)
Loans and borrowings	(34,893)
Provisions for dismantlement	(13,076)
Other non-current liabilities	(1,681)
Deferred tax liabilities	(26,745)

Net assets acquired	79,438

Goodwill on acquisition	13,346

Satisfied by cash	92,784

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

Cash consideration	92,784
Cash and cash equivalents acquired	(4,858)

Net outflow of cash and cash equivalents in respect of the acquisition	87,926

Since the acquisition, Nexen contributed RMB37,249 million to the Group's revenue and RMB1,078 million to the consolidated profit for the year.

Had the acquisition taken place at the beginning of the year, the revenue of the Group and the consolidated profit for the year might have been RMB293,471 million and RMB56,429 million, respectively.

Legal and professional fees related to the acquisition were approximately RMB474 million. The expenses are charged to profit or loss directly.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER ARRANGEMENTS (continued)

2013 (continued)

(ii)
On December 2, 2013, CNOOC Petroleum Brasil LTDA, a wholly-owned subsidiary of CNOOC International Limited, entered into a production sharing contract with Ministry Of Mines And Energy in Brazil, to be a non-operator contractor in Block LIBRA. CNOOC Petroleum Brasil LTDA holds 10% working interest and paid its share of signature bonus of BRL 1.5 billion (approximately RMB4.1 billion), which has been recorded as an acquisition cost of oil and gas properties.

2012

On March 29, 2011, CNOOC Uganda Ltd, a wholly-owned subsidiary of CNOOC International Limited, entered into a sales and purchase agreement with Tullow Uganda Limited and Tullow Uganda Operations Pty Ltd., wholly-owned subsidiaries of Tullow Oil Plc., to acquire a one-third working interest in each of Uganda Exploration Areas 1, 2 and 3A (the "Uganda Assets") at an initial cash consideration of US$1.467 billion (approximately RMB9.3 billion).  The acquisition of the Uganda Assets was completed on February 21, 2012.  Together with the related price adjustment, the cash consideration mentioned above has been recorded as an acquisition cost of oil and gas properties.

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER ARRANGEMENTS (continued)

2011 (continued)

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

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business.  The Group reports the business through three reporting segments: exploration and production ("E&P"), trading business and corporate. These segments are determined primarily because the Group's chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss. The geographical information is separately disclosed in (b).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(a)	Segment results (continued)

The following table presents the segment financial information for the Group for the years ended December 31, 2011, 2012 and 2013.

	E&P			Trading business			Corporate			Eliminations			Consolidated

	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
Sales to external customers:
Oil and gas sales	189,279	194,774	226,445	-	-	-	-	-	-	-	-	-	189,279	194,774	226,445
Marketing revenues	-	-	-	50,469	50,771	55,495	-	-	-	-	-	-	50,469	50,771	55,495
Intersegment revenues	21,293	14,299	17,443	-	-	-	-	-	-	(21,293)	(14,299)	(17,443)	-	-	-
Other income	510	1,633	3,415	-	-	221	766	464	303	(80)	(15)	(22)	1,196	2,082	3,917

Total	211,082	210,706	247,303	50,469	50,771	55,716	766	464	303	(21,373)	(14,314)	(17,465)	240,944	247,627	285,857

Operating expenses	(18,264)	(21,445)	(30,014)	-	-	-	-	-	-	-	-	-	(18,264)	(21,445)	(30,014)
Taxes other than income tax	(10,314)	(15,602)	(15,920)	-	-	-	(18)	(30)	(17)	-	-	-	(10,332)	(15,632)	(15,937)
Exploration expenses	(5,300)	(9,058)	(17,142)	-	-	-	-	-	-	80	15	22	(5,220)	(9,043)	(17,120)
Depreciation, depletion and amortization	(30,415)	(32,775)	(55,512)	-	-	(497)	(106)	(128)	(447)	-	-	-	(30,521)	(32,903)	(56,456)
Special oil gain levy	(31,982)	(26,293)	(23,421)	-	-	-	-	-	-	-	-	-	(31,982)	(26,293)	(23,421)
Impairment and provision	(22)	(31)	34	-	-	12	-	-	(1)	-	-	-	(22)	(31)	45
Crude oil and product purchases	-	-	-	(50,307)	(50,532)	(53,386)	-	-	-	-	-	-	(50,307)	(50,532)	(53,386)
Selling and administrative expenses	(2,183)	(2,513)	(4,294)	(10)	(9)	(1,021)	(661)	(855)	(2,544)	-	-	-	(2,854)	(3,377)	(7,859)
Others	(796)	(1,130)	(3,024)	-	-	-	(39)	(100)	(182)	-	-	-	(835)	(1,230)	(3,206)
Interest income	17	9	19	-	-	-	1,663	1,441	1,396	(484)	(448)	(323)	1,196	1,002	1,092
Finance costs	(1,816)	(1,893)	(2,269)	(2)	(4)	(5)	(373)	(154)	(1,506)	484	448	323	(1,707)	(1,603)	(3,457)
Exchange gains/(losses), net	254	389	137	-	-	20	383	(30)	716	-	-	-	637	359	873
Investment income	-	-	-	-	-	-	1,853	2,567	2,846	(25)	(175)	(235)	1,828	2,392	2,611
Share of profits/(losses) of associates	133	71	(98)	-	-	-	187	213	231	-	-	-	320	284	133
Share of profit/(loss) of a joint venture	-	-	-	-	-	-	247	(311)	762	-	-	-	247	(311)	762
Non-operating income/(expenses), net	3	896	339	-	-	-	(566)	12	(5)	-	-	-	(563)	908	334
Income tax expense	(21,695)	(25,886)	(24,524)	(6)	(2)	77	(609)	(593)	57	-	-	-	(22,310)	(26,481)	(24,390)

Segment profit for the year	88,702	75,445	71,614	144	224	916	2,727	2,496	1,609	(21,318)	(14,474)	(17,678)	70,255	63,691	56,461

Other segment information
Investments in associates	1,100	1,080	1,145	-	-	-	1,722	2,777	2,949	-	-	-	2,822	3,857	4,094
Investment in a joint venture	-	-	-	-	-	-	20,175	20,160	20,303	-	-	-	20,175	20,160	20,303
Others	236,091	272,804	476,414	4,232	3,172	11,205	277,106	342,616	337,813	(156,162)	(186,539)	(228,356)	361,267	432,053	597,076

Segment assets	237,191	273,884	477,559	4,232	3,172	11,205	299,003	365,553	361,065	(156,162)	(186,539)	(228,356)	384,264	456,070	621,473

Segment liabilities	(216,259)	(244,481)	(315,805)	(4,100)	(3,020)	(8,499)	(52,155)	(69,866)	(137,345)	151,106	171,077	181,796	(121,408)	(146,290)	(279,853)

Capital expenditure and acquisition	65,889	70,746	248,462	-	2	40	1,139	310	602	-	-	-	67,028	71,058	249,104

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 67% (2012: 75%, 2011: 77%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended December 31, 2011, 2012 and 2013.

	PRC			Canada			Others			Consolidated

	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013

Property, plant and equipment	135,914	149,473	164,939	14,617	16,816	97,140	70,036	85,843	157,023	220,567	252,132	419,102
Investments in associates/a joint venture	1,898	2,945	3,054	924	912	857	20,175	20,160	20,486	22,997	24,017	24,397
Other non-current assets	379	963	3,716	-	-	1,021	-	-	158	379	963	4,895

(c)	Information about major customers

The current year's revenue of approximately RMB29,855 million was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation.

In 2012, the revenue of approximately RMB44,622 million was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation.

In 2011, the revenue of approximately RMB52,026 million and RMB33,591 million was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation and PetroChina Company Limited, respectively.

Sales to CNOOC Group refer to Note 30 (iii).

6.	OIL AND GAS SALES

		2011	2012	2013
Gross sales		195,759	198,428	233,450
Less:	Royalties	(3,134)	(1,036)	(3,655)
	PRC government’s share of oil	(3,346)	(2,618)	(3,350)

Oil and gas sales		189,279	194,774	226,445

7.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy ("SOG Levy") was imposed by the Ministry of Finance of the PRC ("MOF") at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$55 with effect from November 1, 2011. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts.  The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	2011	2012	2013
Crediting:
Interest income from bank deposits	(1,196)	(1,002)	(1,092)

Investment income:
– Net gain from available-for-sale financial assets	(1,695)	(1,869)	(2,611)
– Net gain from held-to-maturity financial assets	(133)	(523)	-

	(1,828)	(2,392)	(2,611)

Insurance compensation on disposal of property, plant and equipment	(93)	(390)	(372)

Charging:
Auditors’ remuneration:
– Audit fee	19	24	42
– Other fees	3	12	17

	22	36	59

Employee wages, salaries, allowances and social security costs	1,527	2,537	6,546

Equity-settled share option expenses	143	50	11

Depreciation, depletion and amortization:
– Property, plant and equipment	30,397	33,098	54,919
– Intangible assets	204	200	1,414
– Less: Net amount capitalized	(80)	(395)	123

	30,521	32,903	56,456

Operating lease rentals:
– Office properties	133	158	460
– Equipment	1,616	1,383	1,944

	1,749	1,541	2,404

Repairs and maintenance	3,011	4,229	5,925
Research and development costs	850	1,420	1,278
Loss on disposal of property, plant and equipment	187	19	681
Gain on disposal of a subsidiary	(372)	-	-
Donation to the CNOOC Marine Environmental and Ecological Protection Public Welfare Foundation	500	-	-

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	FINANCE COSTS

	2011	2012	2013

Interest on bank loans which are repayable within five years	637	503	1,212
Interest on other loans	921	1,145	2,223
Other borrowing costs	30	183	167

Total borrowing costs	1,588	1,831	3,602

Less: Amount capitalized in property, plant and equipment (note 15)	(1,150)	(1,549)	(2,049)

	438	282	1,553
Other finance costs:
Unwinding of discount on provision for dismantlement (note 27)	1,312	1,359	1,904
Others	(43)	(38)	-

	1,707	1,603	3,457

The effective interest rates used to determine the amount of related borrowing costs for capitalization varied from 0.665% to 6.66% (2012: from 1.06585% to 6.375%, 2011: 0.9455% to 6.375%) per annum during the year ended at December 31, 2013.

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2011
Executive directors:

Li Fanrong	788	-	-	75	863
Wu Guangqi	788	-	-	73	861

Subtotal	1,576	-	-	148	1,724

Non-executive directors:

Wang Yilin (2)	591	-	-	-	591
Fu Chengyu	197	-	-	-	197
Yang Hua	788	-	-	68	856
Zhou Shouwei(3)	879	-	-	-	879
Wu Zhenfang	788	-	-	-	788

Subtotal	3,243	-	-	68	3,311

Independent non-executive directors:
Edgar W. K. Cheng	722	-	-	-	722
Chiu Sung Hong (4)	879	-	-	-	879
Lawrence J. Lau	788	-	-	-	788
Tse Hau Yin, Aloysius	913	-	-	-	913
Wang Tao	788	-	-	-	788

Subtotal	4,090	-	-	-	4,090

Total	8,909	-	-	216	9,125

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2012
Executive directors:

Li Fanrong	773	-	-	81	854
Wu Guangqi	773	-	-	72	845

Subtotal	1,546	-	-	153	1,699

Non-executive directors:

Wang Yilin (2)	848	-	-	-	848
Yang Hua	773	-	-	-	773
Zhou Shouwei (3)	788	-	-	-	788
Wu Zhenfang	773	-	-	-	773

Subtotal	3,182	-	-	-	3,182

Independent non-executive directors:
Chiu Sung Hong (4)	862	-	-	-	862
Lawrence J. Lau	773	-	-	-	773
Tse Hau Yin, Aloysius	895	-	-	-	895
Wang Tao	773	-	-	-	773

Subtotal	3,303	-	-	-	3,303

Total	8,031	-	-	153	8,184

2013
Executive directors:

Li Fanrong	759	-	-	79	838
Wu Guangqi	759	-	-	70	829

Subtotal	1,518	-	-	149	1,667

Non-executive directors:

Wang Yilin (2)	847	-	-	-	847
Yang Hua	759	-	-	-	759
Zhou Shouwei (3)	759	-	-	-	759
Wu Zhenfang	759	-	-	-	759

Subtotal	3,124	-	-	-	3,124

Independent non-executive directors:
Chiu Sung Hong (4)	847	-	-	-	847
Lawrence J. Lau	759	-	-	-	759
Tse Hau Yin, Aloysius	879	-	-	-	879
Wang Tao	759	-	-	-	759

Subtotal	3,244	-	-	-	3,244

Total	7,886	-	-	149	8,035

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

Share options (5)
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Executive directors:
Li Fanrong	-	-	-
Wu Guangqi	4,687	2,965	212

Subtotal	4,687	2,965	212
Non-executive directors:
Wang Yilin (2)	-	-	-
Yang Hua	5,483	3,762	228
Zhou Shouwei (3)	5,503	2,874	205
Wu Zhenfang	4,596	2,874	205

Subtotal	15,582	9,510	638
Independent non-executive directors:
Edgar W. K. Cheng	-	-	-
Chiu Sung Hong (4)	-	-	-
Lawrence J. Lau	-	-	-
Tse Hau Yin, Aloysius	-	-	-
Wang Tao	-	-	-

Subtotal	-	-	-

Total	20,269	12,475	850

Notes:

(1)
Fees, salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors. All the executive directors have voluntarily waived their salaries, allowances, benefits in kind and performance related bonuses in 2013 and 2012.

(2)	On March 28, 2012, Mr. Wang Yilin was appointed as the Chairman of the Nomination Committee.
(3)	On March 28, 2012, Mr. Zhou Shouwei ceased serving as Chairman and a member of the Nomination Committee.
(4)
Mr. Chiu Sung Hong exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company on July 19, 2013 and the allotment was completed on July 26, 2013.

(5)
This item represents the fair value of share options for the directors measured according to the Group's accounting policy as set out in note 3.  No Directors except Mr. Chiu Sung Hong exercised any share option in 2012 or 2013. During the year, no new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company.  Further details of share option scheme and valuation techniques are set out in note 28 to the consolidated financial statements.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(ii)	Other key management personnel’s (excluding Directors’) remuneration
	2011	2012	2013

Short term employee benefits	6	6	6
Pension scheme contributions	1	1	1
Amount paid/payable during the year	7	7	7
Share options*	27	21	1
	34	28	8

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:
	Number of employees
	2011	2012	2013

Nil to RMB 2,000,000	2	1	8
RMB 2,000,001 to RMB 5,000,000	-	7	-
RMB 5,000,001 to RMB 6,000,000	6	-	-
RMB 6,000,001 to RMB 7,000,000	-	-	-
	8	8	8

*
This item represents the fair value of share options measured according to the Group's accounting policy as set out in note 3. No other key management personnel exercised any share option in 2011, 2012 or 2013.

11.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2012: none; 2011: one) of the directors, details of whose remuneration are disclosed in note 10 (i) above, received an amount which falls within the category of the five highest paid emplyees. Details of the remuneration of the five (2012: five; 2011: four) highest paid employees, who are not the directors, for the year are as follows:

	2011	2012	2013

Fees (1)	-	-	-
Basic salaries, allowances and benefits in kind (1)	4	7	19
Performance-related bonuses	2	2	1
Pension scheme contributions	-	-	1

Amount paid/payable during the year	6	9	21
Share options (2)	17	13	-

	23	22	21

(1)	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

(2)
This item represents the fair value of share options measured according to the Group's accounting policy as set out in note 3.  None of the five highest paid employees exercised any share option in 2011, 2012 or 2013. During the year, no new share option was granted to the five highest paid employees in respect of their services to the Group.  Further details are included in note 28.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	FIVE HIGHEST PAID EMPLOYEES (continued)

The remuneration of the five (2012: five, 2011: four) highest paid employees, who are not the directors, falls within the following bands:

	2011	2012	2013

Nil to RMB5,000,000	-	4	3
RMB5,000,001 to RMB5,500,000	1	-	-
RMB5,500,001 to RMB6,000,000	2	-	-
RMB6,000,001 to RMB6,500,000	-	-	-
RMB6,500,001 to RMB8,000,000	1	1	2

	4	5	5

12.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate.  The Company is subject to profits tax at a rate of 16.5% (2012: 16.5%, 2011: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from January 1, 2008.

The Company is regarded as a Chinese Resident Enterprise (as defined in the "Enterprise Income Tax Law of the People's Republic of China") by the State Administration of Taxation of the PRC.  As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from January 1, 2008.

The Company's subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise.  It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 62%.

As of December 31, 2013, deferred tax liabilities related to undistributed earnings of the Company's overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group's consolidated statement of profit or loss and other comprehensive income is as follows:

	2011	2012	2013

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	21,309	20,662	18,369
Provision for overseas enterprise income tax on the estimated taxable profits for the year	1,532	8,177	12,619
Deferred tax
Temporary differences in the current year	(531)	(2,358)	(6,598)

Income tax expense for the year	22,310	26,481	24,390

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2011	2012	2013
	%	%	%

PRC Statutory enterprise income tax rate	25.0	25.0	25.0
Effect of different tax rates for overseas subsidiaries	(0.5)	4.4	7.6
Tax credit from the government	(0.2)	(0.2)	(2.5)
Tax reported in equity-accounted entities	(0.2)	-	(0.3)
Others	-	0.2	0.4

Group’s effective income tax rate	24.1	29.4	30.2

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2011	2012	2013

At January 1	6,841	5,488	3,363

Credit to the profit or loss	(531)	(2,358)	(6,598)
(Disposal)/acquisition of a subsidiary	(549)	-	26,626
Charge to equity	-	237	29
Exchange differences	(273)	(4)	(787)

At December 31	5,488	3,363	22,633

Principal components of deferred tax balances are as follows:

		2012	2013

	Deferred tax assets
	Provision for dismantlement	4,149	7,535
	Losses available for offsetting against future taxable profit	1,244	7,117
	Fair value of long term borrowings	-	1,817
	Others	560	810

		5,953	17,279

	Deferred tax liabilities
	Property, plant and equipment	(8,598)	(39,008)
	Non-current liabilities	(233)	-
	Unrecognised gain for available-for-sale financial assets	(237)	(138)
	Others	(248)	(766)

		(9,316)	(39,912)

	Net deferred tax liabilities	(3,363)	(22,633)

Of which –	deferred tax assets	40	2,729
	deferred tax liabilities	(3,403)	(25,362)

As at December 31, 2013, the Group had approximately RMB34,422 million (December 31, 2012: RMB15,474 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 10 to 20 years. The Uganda tax losses have no fixed expiry date.

Deferred tax assets in respect of tax losses are recognised only to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

As at December 31, 2013, the Group's recognised tax losses amounted to RMB21,757 million (December 31, 2012: RMB3,555 million).  Unrecognised tax losses, where recovery is not currently expected, amounted to RMB12,665 million (December 31, 2012: RMB11,919 million). This includes RMB1,023 million of unrecognized tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 14 to 20 years.

At December 31, 2013, the Group's unrecognized deferred tax assets related to unused tax credits  amounted to RMB5,150 million (December 31, 2012: nil). This includes RMB4,241 million of Nigeria investment tax credits which have no fixed expiry date. The remainder expires between 2023 and 2032.

(ii)	Other taxes

The Company's PRC subsidiaries pay the following other taxes and dues:

i.	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

ii.
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

iii.
Mineral resource compensation at the temporary rate of 1% (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011;

iv.	Export tariffs at the rate of 5% on the export value of petroleum oil;

v.	Business tax at rates of 3% to 5% or value-added tax at the rate of 6% on other income;

vi.	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

vii.	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

viii.	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company's non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditure.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

13.	DIVIDENDS

	2011	2012	2013

Dividend per ordinary share:
2013 interim dividend - HK$0.25 (2012: interim dividend HK$0.15, 2011: interim dividend HK$0.25) per ordinary share	9,106	5,444	8,843
2012 final dividend - HK$0.32 (2011: final dividend HK$0.28, 2010: final dividend HK$0.25) per ordinary share	9,287	10,191	11,383

Final dividend proposed at HK$0.32 (2012: HK$0.32, 2011: HK$0.28) per ordinary share by the Board of Directors - not recognised as a liability as at the end of the year	10,142	11,563	11,269

Pursuant to the Enterprise Income Tax Law of the People's Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the "Enterprise Income Tax Law of the People's Republic of China") shareholders, with effect from the distribution of the 2008 final dividend.  In respect of all shareholders whose names appear on the Company's register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

14.	EARNINGS PER SHARE

	2011	2012	2013

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	70,255	63,691	56,461

Number of shares
Weighted average number of ordinary shares for the basic earnings per share calculation	44,668,570,359	44,646,305,984	44,646,825,847

Effect of dilutive potential ordinary shares under the share option schemes	185,044,651	161,736,346	140,293,242

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,853,615,010	44,808,042,330	44,787,119,089

Earnings per share:
Basic (RMB Yuan)	1.57	1.43	1.26
Diluted (RMB Yuan)	1.57	1.42	1.26

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total

Cost:

At January 1, 2012	347,730	1,842	349,572
Additions	56,335	267	56,602
Acquisitions	10,781	-	10,781
Disposals and write-offs	(2,465)	(18)	(2,483)
Exchange differences	(351)	-	(351)

At December 31, 2012	412,030	2,091	414,121

At January 1, 2013	412,030	2,091	414,121
Additions	77,716	1,111	78,827
Acquisitions	154,069	1,483	155,552
Disposals and write-offs	(6,514)	(103)	(6,617)
Exchange differences	(8,539)	(56)	(8,595)

At December 31, 2013	628,762	4,526	633,288

Accumulated depreciation, depletion and amortization:

At January 1, 2012	(128,601)	(404)	(129,005)
Depreciation charge for the year	(33,034)	(64)	(33,098)
Disposals and write-offs	26	14	40
Exchange differences	74	-	74

At December 31, 2012	(161,535)	(454)	(161,989)

At January 1, 2013	(161,535)	(454)	(161,989)
Depreciation charge for the year	(54,625)	(329)	(54,954)
Disposals and write-offs	1,623	18	1,641
Exchange differences	1,112	4	1,116

At December 31, 2013	(213,425)	(761)	(214,186)

Net book value:
At January 1, 2013	250,495	1,637	252,132

At December 31, 2013	415,337	3,765	419,102

Included in the current year's additions was an amount of approximately RMB2,049 million (2012: approximately RMB1,549 million, 2011: approximately RMB1,150 million) in respect of interest capitalised in property, plant and equipment (note 9).  Included also in the depreciation charge for the year was an amount of approximately RMB4,939 million (2012: approximately RMB2,990 million, 2011: approximately RMB3,268 million) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

During the current year, disposals and write-offs include approximately RMB1,455 million (2012: RMB876 million, 2011: nil) related to unproved properties of shale oil and gas resources in North America. The write-off of the unproved property was primarily due to the unfavorable exploration appraisal results and some overdue leasehold contracts in 2013 in certain blocks.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

16.	INTANGIBLE ASSETS

	Gas processing right under NWS Project	Drilling rig contracts and seismic data usage rights	Marketing transportation and storage contracts	Software and others	Goodwill	Total

Cost:
At January 1, 2012	1,156	-	-	623	-	1,779
Additions	-	-	-	142	-	142
Exchange differences	(3)	-	-	-	-	(3)

At December 31, 2012	1,153	-	-	765	-	1,918

At January 1, 2013	1,153	-	-	765	-	1,918
Acquisition	-	2,015	1,602	579	13,346	17,542
Additions	-	-	-	412	-	412
Exchange differences	(35)	(58)	(46)	(19)	(384)	(542)

At December 31, 2013	1,118	1,957	1,556	1,737	12,962	19,330

Accumulated amortisation:
At January 1, 2012	(359)	-	-	(387)	-	(746)
Amortisation charge for the year	(64)	-	-	(136)	-	(200)
Exchange differences	1	-	-	-	-	1

At December 31, 2012	(422)	-	-	(523)	-	(945)

At January 1, 2013	(422)	-	-	(523)	-	(945)
Amortisation charge for the year	(65)	(551)	(445)	(353)	-	(1,414)
Exchange differences	14	7	6	2	-	29

At December 31, 2013	(473)	(544)	(439)	(874)	-	(2,330)

Net book value:
At January 1, 2013	731	-	-	242	-	973

At December 31, 2013	645	1,413	1,117	863	12,962	17,000

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. Goodwill of RMB13,346 million was recognised during the year ended December 31, 2013 as a result of the acquisition of Nexen, as discussed in Note 4. Goodwill acquired through business combinations is held at the E&P segment.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of -production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised on a straight-line basis over the life of the contracts ranging from 5 months to 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates are as follows:

		Nominal value
		of ordinary shares issued and	Percentage of equity
	Place of	paid-up/registered	attributable to
Name of associates	establishment	capital	the Group	Principal activities

Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC

CNOOC Finance Corporation Limited*	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

Northern Gross (Yukon) Limited	Canada	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

* The registered capital of CNOOC Finance Corporation Limited was increased to RMB 4 billion in 2012, and the percentage of equity attributable to the Group remains unchanged.

To give details of other associate would, in the opinion of the directors, result in particulars of excessive length.

The Group’s investments in associates represent:

	2012	2013

Share of net assets	3,857	4,094

None of the Group’s associates are considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates in the consolidated financial statements:

	2011	2012	2013

Profit for the year	320	284	133
Other comprehensive (loss)/income	(20)	21	(29)
Total comprehensive income	300	305	104

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)
18.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid- up/registered capital	Percentage of equity attributable to the Group	Principal activities
Bridas Corporation	British Virgin Islands	US$ 102,325,582	50%	Investment holding

Summarized financial information of the joint venture is disclosed below:

	2012	2013
Cash and cash equivalents	2,457	2,424
Other current assets	4,994	6,443
Total current assets	7,451	8,867

Non-current assets, excluding goodwill	50,666	52,068
Goodwill	3,557	3,451
Total assets	61,674	64,386

Current financial liabilities (excluding trade and other payables)	(2,252)	(1,049)
Other current liabilities	(2,840)	(4,873)
Total current liabilities	(5,092)	(5,922)

Non-current financial liabilities	(3,119)	(3,066)
Other non-current liabilities	(13,144)	(14,792)
Total non-current liabilities	(16,263)	(17,858)
Total liabilities	(21,355)	(23,780)

Net assets	40,319	40,606

Net assets, excluding goodwill	36,762	37,155

Revenue	31,650	32,045
Depreciation, depletion and amortization	(2,922)	(3,009)
Interest income	47	253
Finance costs	(599)	(416)

(Loss)/profit before tax	(967)	3,272
Income tax expense	345	(1,748)
(Loss)/profit after tax	(622)	1,524
Total comprehensive (loss)/income	(622)	1,524

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

18.	INVESTMENT IN A JOINT VENTURE (continued)

Reconciliation of the summarized financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:

	2012	2013

Share of net assets of a joint venture, excluding goodwill	18,381	18,578
Goodwill on acquisition less cumulative impairment	1,779	1,725
Carrying amount of investment in a joint venture	20,160	20,303

No dividend was received from the joint venture in 2012 or 2013.

19.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2012	2013
Current:
Non-publicly traded investments, at fair value:
Private equity funds	15	15
Corporate wealth management products (1)	52,310	43,052
Liquidity funds (2)	9,470	8,036

	61,795	51,103

Non-current:
Publicly traded investments, at fair value:
Equity investment in MEG (3)	5,516	5,027
Non-publicly traded investments, at cost:
Private equity fund in Kerogen Energy Fund (4)	1,535	1,771

	7,051	6,798

(1)	The corporate wealth management products matured from January 6, 2014 to June 11, 2014.

(2)	The liquidity funds have no fixed maturity date and no coupon rate.

(3)
The equity investment represents an investment in the equity securities of MEG Energy Corporation ("MEG").  As at December 31, 2013, the investment in MEG was stated at the quoted market price.  MEG is principally engaged in the exploitation and production of oil sands.

(4)
The private equity fund represents an investment in Kerogen Energy Fund and is stated at cost less any impairment, as there is no market price available.  Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry.

During the year, the net loss on the Group's available-for-sale investments, net of tax, recognised directly in other comprehensive loss amounted to RMB626 million (2012: RMB1,128 million, 2011: RMB800 million).

In addition, the realised gains of the Group transferred from other comprehensive income to the profit and loss for the year was RMB2,611 million upon the disposal of the related available-for-sale financial assets.

None of the financial assets above is either past due or impaired.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

20.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were pledged deposits for future dismantlement.  Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People's Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government.  The deposit cannot be withdrawn or utilised for any other purposes but the dismantlement of oil and gas production facilities in the future.  As of December 31, 2013, the balance of the specified dismantlement fund accounts was RMB2,581 million (December 31, 2012: RMB547 million).

21.	INVENTORIES AND SUPPLIES

	2012	2013

Materials and supplies	4,023	6,461
Oil in tanks	1,371	2,821
Less: Provision for inventory obsolescence	(147)	(129)

	5,247	9,153

22.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at December 31, 2013 and 2012, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

23.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group's cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group's bank deposits were 2.0% per annum (2012: 1.7% per annum, 2011: 2.7% per annum) for the year ended December 31, 2013.

24.	TRADE AND ACCRUED PAYABLES

As at December 31, 2013 and 2012, substantially all the trade and accrued payables were aged within six months.  The trade and accrued payables are non-interest-bearing.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2012	2013

Accrued payroll and welfare payable	1,118	1,276
Provision for retirement benefits	273	765
Accrued expenses	69	107
Advances from customers	177	227
Royalties payable	461	591
Special oil gain levy payable	8,755	6,034
Provision for dismantlement (note 27)	-	1,205
Other payables	6,582	6,709

	17,435	16,914

26.	LOANS AND BORROWINGS

Current

		2012			2013
	Effective interest rate and final maturity	Bank loan	Notes	Total	Bank loan	Notes	Total
Short-term loans and borrowings
General loans	LIBOR+0.5% to1.18% per annum with maturity within one year	27,343	-	27,343	48,776	-	48,776
		27,343	-	27,343	48,776	-	48,776
Loans and borrowings due within one year
For Tangguh LNG Project**	LIBOR+0.23% to0.38% per annum with maturity within one year	231	-	231	1,065	-	1,065
Notes*		-	1,256	1,256	-	-	-
		231	1,256	1,487	1,065	-	1,065
		27,574	1,256	28,830	49,841	-	49,841

Non-current

		2012			2013
	Effective interest rate and final maturity	Bank loan	Notes	Total	Bank loan	Notes	Total

For Tangguh LNG Project**	LIBOR+0.23% to 0.38% per annum with maturity through to 2021	2,326	-	2,326	1,190	-	1,190

Notes*		-	26,730	26,730	-	80,821	80,821
		2,326	26,730	29,056	1,190	80,821	82,011

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	LOANS AND BORROWINGS (continued)

*
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 were issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company. The principal amount of US$200 million of 4.125% guaranteed notes were repaid in May 2013.

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

The principal amount of US$750 million of 1.125% guaranteed notes due in 2016, the principal amount of US$750 million of 1.750% guaranteed notes due in 2018, the principal amount of US$2,000 million of 3.000% guaranteed notes due in 2023 and the principal amount of US$500 million of 4.250% guaranteed notes due in 2043 were issued by CNOOC Finance (2013) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2013) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

During March 2005, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.2% and the principal is to be repaid in March 2015. In 2011, Nexen repurchased and cancelled US$124 million of principal of these notes. As at December 31, 2013, US$126 million of notes remain outstanding.

During May 2007, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.65% and the principal is to be repaid in May 2017. In 2011, Nexen repurchased and cancelled US$188 million of principal of these notes. As at December 31, 2013, US$62 million of notes remain outstanding.

During July 2009, Nexen issued US$300 million of notes. Interest is payable semi-annually at a rate of 6.2% and the principal is to be repaid in July 2019.

During April 1998, Nexen issued US$200 million of notes. Interest is payable semi-annually at a rate of 7.4% and the principal is to be repaid in May 2028.

During March 2002, Nexen issued US$500 million of notes. Interest is payable semi-annually at a rate of 7.875% and the principal is to be repaid in March 2032.

During March 2005, Nexen issued US$790 million of notes. Interest is payable semi-annually at a rate of 5.875% and the principal is to be repaid in March 2035.

During May 2007, Nexen issued US$1,250 million of notes. Interest is payable semi-annually at a rate of 6.4% and the principal is to be repaid in May 2037.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	LOANS AND BORROWINGS (continued)

*	(continued)

During July 2009, Nexen issued US$700 million of notes. Interest is payable semiannually at a rate of 7.5% and the principal is to be repaid in July 2039.

All the notes issued by Nexen mentioned above were guaranteed by the Company since March 22, 2013.

During November 2003, Nexen issued US$460 million of unsecured subordinated debentures. Interest was payable quarterly at a rate of 7.35%, and the principal was to be repaid in November 2043. Nexen completed the redemption of such debentures on March 28, 2013.

**
In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated October 29, 2007 in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated October 29, 2007. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated July 31, 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000. With the prepayment of portion of bank loans on January 31, 2014, the total maximum guarantee cap of the Company decreased subsequently to approximately US$164,888,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. ("Talisman") for a consideration of US$212.5 million became effective on January 1, 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

The maturities of the long term bank loans are as follows:

	Group
	2012	2013

Repayable:
Within one year	231	1,065
After one year but within two years	249	159
After two years but within three years	279	176
After three years but within four years	309	189
After four years but within five years	332	198
After five years	1,157	468
	2,557	2,255

Amount due within one year shown under current liabilities	(231)	(1,065)

	2,326	1,190

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	LOANS AND BORROWINGS (continued)

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during the	during the	during the
December 31	at year end	at year end	year	Year (1)	Year (2)
2012	2,557	0.76%	3,138	2,847	1.06%
2013	2,255	0.59%	2,557	2,406	0.68%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at January 1, and December 31, of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at January 1, and December 31, of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	PROVISION FOR DISMANTLEMENT

	2012	2013

At January 1	24,995	29,406
New projects (1)	1,246	2,598
Revision (1)	1,811	(3,155)
Acquisitions (1)	-	13,234
Utilisation	-	(740)
Deletions	-	(482)
Unwinding of discount (2) (note 9)	1,359	1,904
Exchange differences	(5)	(414)

At December 31	29,406	42,351

Current portion of dismantlement included in other payables and accrued liabilities (note 25)	-	(1,205)

At December 31	29,406	41,146

(1)	The amounts are included in the additions and acquisitions of oil and gas properties in note 15.

(2)	The discount rates used for calculating the amount of unwinding of discount are within the range of 5% to 6% (2012: 4% to 5%, 2011: 5%).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	SHARE CAPITAL

	Number of	Share capital	Issued share capital equivalent of
Share	shares	HK$ million	RMB million

Authorized:
Ordinary shares of HK$0.02 each
as at December 31, 2013 and December 31, 2012	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at January 1, 2012	44,659,180,984	893	949

As at December 31, 2012	44,646,305,984	893	949

Exercise of share options	1,150,000	-	-
As at December 31, 2013	44,647,455,984	893	949

Share option schemes

The Company has adopted the share option schemes for the grant of options to the Company's directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (as defined below); and

(4)	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board's approval the grant of share options and the number of share options to be granted to the relevant grantees.  The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at December 31, 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2002 Share Option Scheme
In June 2002, the Company adopted a share option scheme (the "2002 Share Option Scheme") for the purpose of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

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

Share option schemes (continued)

2002 Share Option Scheme (continued)
According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00.  The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares on the HKSE as stated in the HKSE's quotation sheet on the date of grant.

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

2005 Share Option Scheme
On December 31, 2005, the Company adopted a new share option scheme (the "2005 Share Option Scheme").  Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group.  Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00.  The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares as stated in the HKSE's daily quotation sheets for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares as stated in the HKSE's daily quotation sheet on the date of grant.

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

Share option schemes (continued)

No new share option was granted during the year (2012 and 2011: nil) and the Group recognised an equity-settled share option expense of approximately RMB11 million (2012: RMB50 million, 2011: RMB143 million) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2012		2013
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		HK$		HK$
Outstanding at the beginning of the year	420,960,900	9.56	411,154,900	9.51
Granted during the year	-	-	-	-
Forfeited during the year	(9,806,000)	11.48	(13,276,000)	10.67
Expired during the year	-	-	(13,549,966)	2.11
Exercised during the year	-	-	(1,150,000)	3.15

Outstanding at end of year	411,154,900	9.51	383,178,934	9.75

Exercisable at the end of the year	380,171,000	9.25	383,178,934	9.75

No share options had been cancelled or modified during the years ended December 31, 2011, 2012 and 2013.

At the date of approval of these consolidated financial statements, the share options outstanding under these share option schemes represented approximately 0.86% of the Company's shares in issue as at that date (2012: 0.92%, 2011: 0.94%).  The weighted average remaining contractual life of share options outstanding at the end of the year was 4.23 years (2012: 5.06 years, 2011: 6.09 years).  The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 383,178,934 additional ordinary shares of the Company and additional share capital of RMB6,025,335 and share premium of RMB2,932,142,216.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers' bonus and welfare fund, which are appropriated from net profit (after making up for losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP") to the general reserve fund until the balance of such fund reaches 50% of its registered capital.  The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers' bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers' bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at December 31, 2013, the general reserve fund amounted to RMB10,000 million (December 31, 2012: RMB10,000 million), representing 50% (2012: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the "Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry" and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China.  Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production.  When the safety fund is fully utilised, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of December 31, 2013, the Group's safety fund reserve under the PRC regulations amounted to nil (December 31, 2012: nil).

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

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are deemed to be related party transactions. The Company entered into a comprehensive framework agreement with CNOOC on November 1, 2010 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2011. The continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on November 24, 2010. The annual caps of the "sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)" and "provision of exploration and support services" categories for the years 2012 and 2013 were revised in 2012. The approved related party/continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

(a)	Provision of exploration and support services
(b)	Provision of oil and gas development and support services
(c)	Provision of oil and gas production and support services
(d)	Provision of marketing, management and ancillary services
(e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)
(b)	Long term sales of natural gas and liquefied natural gas

Pricing principles

The related party/continuing connected transactions described above are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

Pricing principles (continued)

For the related party/continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to us and paragraph 2 above provided by us to CNOOC and/or its associates, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or
(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or
(iii)
when neither (i) nor (ii) is applicable, the costs of CNOOC Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The related party/continuing connected transactions referred to in paragraph 1(e) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are at market prices on normal commercial terms which are calculated on a daily basis.

The related party/continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle,  are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The related party/continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to the CNOOC Group , on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The Company expected to continue the continuing connected transactions contemplated under the comprehensive framework agreement entered into on November 1, 2010 after December 31, 2013. Therefore, the Company entered into a new comprehensive framework agreement with CNOOC on November 6, 2013. The term of the new comprehensive framework agreement is for a period of three years from January 1, 2014. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on November 1, 2010. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2014 were approved by the independent shareholders of the Company on November 27, 2013. For details of such relevant annual caps, please refer to the announcement of the Company dated November 6, 2013 and the circular of the Company dated November 8, 2013.

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

	2011	2012	2013

Provision of exploration and support services	6,625	8,349	9,547
- Inclusive of amounts capitalized under property, plant and equipment	3,480	4,060	4,059
Provision of oil and gas development and support services	13,544	23,857	31,716
Provision of oil and gas production and support services (note a)	6,675	7,523	9,256
Provision of marketing, management and ancillary services (note b)	521	770	822
FPSO vessel leases (note c)	1,253	1,127	1,208

	28,618	41,626	52,549

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group

The Group did not enter into any transactions in this category for the years ended December 31, 2011, 2012 and 2013.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC Group

	2011	2012	2013

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) (note d)	127,270	157,441	175,362
Long term sales of natural gas and liquefied natural gas (note e)	5,896	5,937	6,433

	133,166	163,378	181,795

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	2011	2012	2013

Interest income from deposits in CNOOC Finance (note f)	124	323	328

(b)	Deposits made by the Group

	2012	2013

Deposits in CNOOC Finance (note f)	18,227	18,500

(v)	Balances with the CNOOC Group

	2012	2013

Amount due to CNOOC
– included in other payables and accrued liabilities	337	622
Amount due to other related parties
– included in trade and accrued payables	11,975	18,090
	12,312	18,712
Amounts due from other related parties
– included in trade receivables	15,362	16,543
– included in other current assets	431	973
	15,793	17,516
(vi)	Balances with a joint venture

	2012	2013

Amounts due from a joint venture
– included in other current assets	88	85
	88	85

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, and purchase of property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non state owned enterprises.  The purchases of property, plant and equipment and other assets, and receipt of services from these state owned enterprises are individually not significant.  The individually significant sales transactions with these state-owned enterprises are disclosed in note 35.  In addition, the Group had certain of its cash in bank and time deposits and outstanding short-term bank loans with certain state-owned banks in the PRC as at December 31, 2013, as summarised below:

	2012	2013

Cash and cash equivalents	41,833	5,202
Time deposits with maturity over three months	1,077	6,605
Specified dismantlement fund accounts (note 20)	547	2,581
	43,457	14,388

Short-term bank loans	10,057	15,547

Interest rates for the above time deposits, specified dismantlement fund accounts and short-term bank loans are at prevailing market rates.

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 10.

Notes:

(a)
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

(b)
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

(c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

(d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group.  Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

(e)
It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields.  The long term sales contracts usually last for 15 to 20 years.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

Notes: (continued)

(f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC.Under the renewed financial services framework agreement with CNOOC Finance dated August 20, 2010, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from January 1, 2011 to December 31, 2013. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) during the year.

Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

On August 3, 2012, CNOOC China Limited, a wholly-owned subsidiary of the Company, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (the "Cooperation Agreement") with China United Coalbed Methane Corporation Limited ("CUCBM") in connection with the exploration, development, production and sale of Coalbed Methane ("CBM") and CBM products within the contract areas (as defined in the Cooperation Agreement).  The term of the Cooperation Agreement commences on the effective date and expires on the later of (i) 30 years from the effective date of the Cooperation Agreement, and (ii) the end of the production period of the last CBM field (as defined in the Cooperation Agreement) in the contract areas, unless otherwise agreed by CNOOC China Limited and CUCBM.  The Cooperation Agreement and the transactions contemplated thereunder were approved by independent shareholders of the Company on August 21, 2012.  As at the date of the Cooperation Agreement, CNOOC China Limited expected to incur total expenses of RMB9,933.3 million (being (1) RMB9,713.3 million for the initial three years of the five years' exploration period, plus (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period).

As CUCBM is unable to fulfill its obligations under the Cooperation Agreement in respect of four CBM blocks (the “Relevant Blocks”) which form part of the Contract Areas, CNOOC China and CUCBM entered into a supplemental agreement on October 10, 2013, pursuant to which (i) the Relevant Blocks will be excluded from the Contract Areas; and (ii) CUCBM will indemnify in full CNOOC China against any related loss, the amount of which will be determined by a third party appraising firm appointed by both parties. As the Relevant Blocks are still at preliminary exploration stage, no revenue has been generated and it is expected that the exclusion of the Relevant Blocks from the contract areas will not materially affect the expected profit in relation to the Cooperation Agreement.

CUCBM is a connected person of the Company, hence the Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules. As of December 31, 2013, the accumulated investment incurred was RMB493 million (December 31, 2012: RMB211 million).

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

31.	RETIREMENT BENEFITS

All the Group's full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension.  The PRC government is responsible for the pension liabilities to these retired employees.  The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees' base salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the salaries of all full-time employees in Hong Kong.  The related pension costs are expensed as incurred.

The Group provides retirement benefits for all local employees in overseas locations in accordance with relevant labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

During the year, the Group's pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB 239 million (2012: RMB178 million, 2011:RMB123 million).

32.	NOTE TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2011	2012	2013

Profit before tax	92,565	90,172	80,851

Adjustments for:
Interest income	(1,196)	(1,002)	(1,092)
Finance costs	1,707	1,603	3,457
Exchange gains, net	(637)	(359)	(873)
Share of profits of associates	(320)	(284)	(133)
Share of (profit)/loss of a joint venture	(247)	311	(762)
Investment income	(1,828)	(2,392)	(2,611)
Impairment and provision	22	31	(45)
Depreciation, depletion and amortization	30,521	32,903	56,456
Loss on disposal and write-off of property, plant and equipment	706	2,270	4,704
Equity-settled share option expenses	143	50	11
Gain from disposal of a subsidiary	(372)	-	-
Others	(13)	-	18
	121,051	123,303	139,981

Increase in trade receivables and other current assets	8,858	(3,937)	(5,698)
Increase in inventories and supplies	(319)	(496)	(1,775)
Increase/(decrease) in trade and accrued payables and other current liabilities	11,219	(1,134)	11,031

Cash generated from operations	140,809	117,736	143,539

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at December 31, 2013, the Group had the following capital commitments (i), principally for the construction of property, plant and equipment:

	2012	2013
Contracted, but not provided for (ii)	27,502	30,131
Authorized, but not contracted for	80,682	138,571

(i)	The capital commitments do not include investment commitments for acquisitions of equity interest or working interest, which have been disclosed in note 4.

(ii)
The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group's exploration and production licenses.

The above table includes a commitment of approximately RMB9,762 million (December 31, 2012: RMB11,375 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2012	2013
Contracted, but not provided for	350	146
Authorized, but not contracted for	187	130

As at December 31, 2013, the Group had unutilised banking facilities amounting to approximately RMB56,440 million (December 31, 2012: RMB57,662 million).

(ii)	Operating lease commitments

a.	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 3 months to 24 years.

As at December 31, 2013, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2012	2013

Commitments due:
No later than one year	334	2,041
Later than one year and not later than two years	55	625
Later than two years and not later than five years	31	1,348
Later than five years	-	958

	420	4,972

The above table includes minimum lease payments of approximately RMB167 million (December 31, 2012: RMB202 million) to the CNOOC Group.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

a.	Office properties (continued)

Office properties commitments of a joint venture:

	2012	2013

Commitments due:
No later than one year	7	23
Later than one year and not later than two years	6	17
Later than two years and not later than five years	7	21
Later than five years	-	7

	20	68

b.	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at December 31, 2013, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2012	2013

Commitments due:
No later than one year	585	1,421
Later than one year and not later than two years	292	1,120
Later than two years and not later than five years	666	1,649
Later than five years	1,173	2,995

	2,716	7,185

The above table includes a commitment of approximately RMB4,808 million (December 31, 2012: RMB1,379 million) to the CNOOC Group.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies

a.
With respect to Penglai 19-3 Oilfield Oil Spill Accidents (please refer to the 2011 Annual Report, 2012 Interim Report, 2012 Annual Report and 2013 Interim Report of the Company for the background information), the Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. The allocation of all costs paid by ConocoPhillips China Inc. as operator related to the responses to the accidents (including but not limited to oil seepage cleanup, well control and containment and sandbagging) has been settled on December 3, 2013. The costs have been allocated and paid in proportion to the participating interests in accordance with the PSC subject to the audit process under the PSC. Based on evaluations performed as of the date of the consolidated financial statements, the Company believes that it is not possible to determine provisions, if any, for the Company's obligation determined in the future arising from the above mentioned accidents in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

b.
On October 11, 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated (the "Plaintiff") in the Unites States District Court for the Southern District of New York (the "Trial Court") (the foregoing legal action is therein below referred as the "Complaint"). The Complaint was lodged against the Company and certain of its officers, which alleged that during the period between January 27, 2011 and September 16, 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

On December 21, 2012, the Company filed a motion to dismiss the Complaint in the Trial Court.

On April 4, 2013, the judge of the Trial Court approved the Plaintiff’s voluntarily dismissal, without prejudice, to its claims against the officers of the Company.

On May 6, 2013, the judge of the Trial Court granted the Company’s motion to dismiss in the entirety with prejudice. On June 5, 2013, the Plaintiff (i.e. the Appellant) appealed to the United States Court of Appeals for the Second Circuit (the “Court of Appeals”). On February 3, 2014, the Court of Appeals issued a Summary Order which found the Appellant’s argument without merit and affirmed the Trail Court’s judgment. After the issuance of the Summary Order, the Appellant may appeal to the Supreme Court of the United States within 90 days.  The result of the case is still uncertain.

The Company believes that the allegations and the claims in the Complaint are without merit and intends to defend itself vigorously against such claims and no provision has been made in the consolidated financial statements.

c.
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

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review.  Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management made judgment to estimate the possible outcome of matters under disputes. The Company believes that there is an adequate provision for tax liability based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

34.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also use derivatives to manage foreign currency risk for non-trading purposes.  The total gains or losses in profit or loss for the year attributable to the realised and unrealised gains or losses relating to total financial assets and liabilities that are included in "marketing revenue" is RMB1,667 million (2012 and 2011: nil).

For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilises quoted market price and, if not available, estimates from third-party brokers.  These brokers’ estimates are corroborated with multiple sources and/or other observable market data utilising assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity.

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables, short-term loans, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group's long term bank loans with floating interest rates approximated to the carrying amount as at December 31, 2013.

The estimated fair value of the Group's long term guaranteed notes based on current market interest rates was approximately RMB76,674 million as at December 31, 2013 (2012: RMB31,577 million), which was determined by reference to the market price as at December 31, 2013.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices, private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at December 31, 2013 and December 31, 2012, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

Assets measured at fair value	December 31 2013	Level 1	Level 2	Level 3
Available-for-sale financial assets-current
Private equity funds	15	-	15	-
Corporate wealth management products	43,052	-	43,052	-
Liquidity funds	8,036	8,036	-	-
Derivative financial assets – current	329	111	20	198
	51,432	8,147	43,087	198
Available-for-sale financial assets-non current
Equity investment in MEG	5,027	5,027	-	-
Derivative financial assets – non current	6	-	-	6
	5,033	5,027	-	6

Liabilities measured at fair value
Derivative financial liabilities – current	(220)	(35)	(102)	(83)
Derivative financial liabilities – non current	(6)	-	-	(6)

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets measured at fair value	December 31 2012	Level 1	Level 2	Level 3
Available-for-sale financial assets-current
Private equity funds	15	-	15	-
Corporate wealth management products	52,310	-	52,310	-
Liquidity funds	9,470	9,470	-	-
Derivative financial assets – current	-	-	-	-
	61,795	9,470	52,325	-
Available-for-sale financial assets-non current
Equity investment in MEG	5,516	5,516	-	-
Derivative financial assets – non current	-	-	-	-
	5,516	5,516	-	-

Liabilities measured at fair value
Derivative financial liabilities – current	-	-	-	-
Derivative financial liabilities – non current	-	-	-	-

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods. Key inputs are forward price of the underlying commodity, which may be observable or unobservable, discount rate and foreign exchange rates. The derivatives are classified according to the above fair value hierarchy based on the amount of observable inputs used to value the instruments. For derivatives categorised within level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement includes the extrapolation of future price of commodity.

No amounts have been transferred between the different levels of the fair value hierarchy for the year.

A reconciliation of changes in the fair value of the derivatives classified as Level 3 for the year ended December 31, 2013 is provided below:

Level 3 Reconciliation of derivative financial assets and liabilities, net

Fair value, beginning of year	-
Acquisition of a subsidiary	283
Realised gains	566
Unrealised gains	117
Settlements	(846)
Exchange difference	(5)

Fair value, end of year	115

Items classified in Level 3 are generally economically hedged such that gains or losses on positions classified in Level 3 are often offset by gains or losses on positions classified in Level 1 or Level 2. The Group performed a sensitivity analysis of inputs used to calculate the fair value of Level 3 instruments. Using reasonably possible alternative assumptions, the fair value of Level 3 instruments at December 31, 2013 would have no material change.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS (continued)

Offsetting financial assets and liabilities

The Group enters into arrangements that allow for offsetting of derivative financial instruments and trade receivables/payables, which are presented net on the consolidated financial position. The tables below outline the financial assets and financial liabilities subject to set-off rights and the effect of those rights and arrangements on the consolidated financial statements.

As at December 31, 2013

Offsetting financial assets and liabilities	Gross amount of recognised financial assets	Gross amounts of recognised financial liabilities set off in the consolidated statement of financial position	Net amount of financial assets presented in the consolidated statement of financial position

Financial assets
Current financial derivatives
Commodity contracts	659	(330)	329
Non-current financial derivatives
Commodity contracts	6	-	6
Trade receivables	8,158	(5,108)	3,050

	Gross amount of recognised financial liabilities	Gross amounts of recognised financial assets set off in the consolidated statement of financial position	Net amount of financial liabilities presented in the consolidated statement of financial position

Financial liabilities
Current financial derivatives
Commodity contracts	(550)	330	(220)
Non-current financial derivatives
Commodity contracts	(6)	-	(6)
Trade payables	(6,600)	5,108	(1,492)

The amounts subject to aforementioned arrangement, which either related to recognised financial instruments that do not meet some or all of the offsetting criteria or  related to financial collateral (including cash collateral) is nil.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	CONCENTRATION OF CUSTOMERS

A substantial portion of the Group's oil and gas sales to third-party customers  is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2011	2012	2013

China Petroleum & Chemical Corporation*	52,026	44,622	29,855
Phillips 66 Co.	-	-	17,708
PetroChina Company Limited*	33,591	18,259	14,312
ExxonMobil Corporation	-	-	13,082
Royal Dutch Shell plc	-	-	11,777

*	These transactions are with other state-owned entities

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits.  The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk and liquidity risk.

The Group's senior management oversees the management of these risks.  The Group's senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group's senior management that the Group's financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk

The carrying amounts of the Group's cash and cash equivalents, time deposits, liquidity funds investments and corporate wealth management products, trade receivables and other receivables, and other current assets except for prepayments represent the Group's maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group's trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers' financial condition and collateral may be required from customers. The Group made an impairment allowance on doubtful receivables and actual losses have been within management's expectation.

Concentrations of credit risk are managed by customer/ counterparty and by geographical region.  At December 31, 2013, the Group has certain concentrations of credit risk as 9% (2012: 12%) and 14% (2012: 24%) of the Group's trade receivables were due from the Group's largest third-party customer and the five largest third-party customers, respectively.

No other financial assets carry a significant exposure to credit risk.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realised oil price, fluctuations in international oil price would have a significant impact on the Group's sales revenue and profit. In addition, certain of the Group's natural gas sales contracts contain price adjustment provisions.  Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Group's profitability. In North America, the majority of the Group's oil and gas production is sold under short-term contracts, exposing us to the risk of price movements. Other energy contracts the Group enters into also expose the Group to commodity price risk between the time the Group purchases and sells contracted volumes.

(iii)	Currency risk

Substantially all of the Group's oil and gas sales are denominated in Renminbi and United States dollars ("US dollars").  Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.  Renminbi would no longer be pegged to the US dollars.  From January 1, 2013 to December 31, 2013 (the last working day in 2013), Renminbi has appreciated by approximately 3.1% against the US dollars. At December 31, 2013, approximately 79% (December 31, 2012: 92%) of the Group's cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. We also have exposures to currencies other than the US dollars, such as Canadian dollar and British Pounds as such exposures are considered insignificant.

Management has assessed the Group's exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at December 31, 2012 and 2013. Based on management's assessment, a 5% change in the foreign exchange rate of the US dollars at December 31, 2013 would have impacted the profit for the year of the Group by 0.35% (December 31, 2012: 0.84%) and the equity of the Group by 0.07% (December 31, 2012: 1.2%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant.  The analysis is performed on the same basis for 2012.

Senior management are closely monitoring the Group's net exposure to foreign currency risk.  The appreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group's oil and gas sales may decrease due to the depreciation of the US dollars against Renminbi. On the other hand, the depreciation of the US dollars against Renminbi will also decrease the Group's costs for imported equipment and materials, most of which are denominated in the US dollars.  In addition, the debt repayment by the Group will decrease since all of the Group's debts are also denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group's senior management.  As at the end of 2013, the interest rates for 59.4% of the Group's debts were fixed. Apart from borrowing for Tangguh LNG Project, all of our long term debts are fixed rate. The weighted average term of the Group's debt balance outstanding was approximately 8.63 years.  The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group's exposure to changes in interest rates is not expected to be material.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

37.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(v)	Liquidity risk

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

The Group's trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

(vi)	Capital management

The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end December 31, 2011, 2012 and 2013.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2011	2012	2013

Interest-bearing debts	37,995	57,886	131,852

Equity attributable to owners of the parent	262,856	309,780	341,620

Total capital	300,851	367,666	473,472

Gearing ratio	12.6%	15.7%	27.8%

37.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

38.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the consolidated financial statements.

39.	COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the current period's presentation, and those reclassifications are not significant.

40.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on March 28, 2014.

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

For the years 2013, 2012 and 2011, approximately 52%, 36% and 23%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third party.

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

The RMG’s main responsibilities are to:

-	review our reserves policies;
-	review our proved reserves and other categories of reserves; and
-	select our reserves estimators and auditors.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

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

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMG periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has more than 30 years’ experience in oil and gas industry.

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada*						North America(excluding Canada)*		South America		Europe		Total
	Oil	Natu-ral gas	Oil	Natu-ral gas	Oil	Natu-ral gas	Oil	Natu-ral gas	Oil	Natu-ral gas	Synthe-tic oil	Bitumen	Oil	Natu-ral gas	Synthe-tic oil	Bitumen	Oil	Natu-ral gas	Oil	Natu-ral gas	Oil	Natu-ral gas	Synthe-tic oil	Bitu-men
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
31 December 2010	1,501	4,387	50	1,017	21	498	146	-	-	-	-	-	1	43	-	-	-	-	-	-	1,719	5,945	-	-
Purchase/(Disposal) of reserves	-	-	43	(46)	-	-	-	-	-	-	-	-	54	141	87	9	-	-	-	-	97	95	87	9
Discoveries and extensions	238	310	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	238	311	-	-
Improved Recovery	1	9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	9	-	-
Production	(219)	(252)	(6)	(79)	(2)	(37)	(21)	-	-	-	-	-	(1)	(9)	-	-	-	-	-	-	(249)	(377)	-	-
Revisions of prior estimates	63	(315)	(5)	(44)	-	7	9	-	-	-	-	-	-	(4)	-	-	-	-	-	-	67	(356)	-	-
31 December 2011	1,584	4,139	82	849	19	468	134	-	-	-	-	-	54	171	87	9	-	-	-	-	1,873	5,627	87	9
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	207	911	-	-	-	-	-	-	-	-	-	-	101	176	52	4	-	-	-	-	308	1,087	52	4
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(226)	(243)	(5)	(58)	(1)	(37)	(21)	-	-	-	-	-	(7)	(18)	(2)	-	-	-	-	-	(260)	(356)	(2)	-
Revisions of prior estimates	101	(347)	(12)	9	(1)	(22)	23	-	-	-	-	-	-	7	-	-	-	-	-	-	111	(353)	-	-
31 December 2012	1,666	4,460	65	800	17	409	136	-	-		-	-	148	336	137	13	-	-	-	-	2,032	6,005	137	13
Purchase/(Disposal) of reserves	-	-	1	-	-	-	27	-	-	65	579	-	12	54	-	-	2	-	173	53	215	171	579	-
Discoveries and extensions	226	376	-	74	-	-	1	-	-	45	7	34	31	25	-	-	-	-	1	-	258	520	7	34
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(223)	(232)	(11)	(51)	(2)	(36)	(28)	-	-	(39)	(15)	-	(16)	(40)	-	-	-	-	(30)	(10)	(310)	(408)	(15)	-
Revisions of prior estimates	24	(128)	29	66	1	13	19	-	-	124	165	-	-	(25)	(137)	(13)	-	-	22	(15)	95	35	28	(13)
31 December 2013	1,693	4,476	84	889	16	386	155	-	-	195	736	34	175	350	-	-	2	-	166	28	2,290	6,323	736	34
Enterprise’s share of equity method investees:
31 December 2010	1	14	-	-	-	-	-	-	-	-	-	-	-	-	-	-	196	513	-	-	197	527	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(9)	(47)	-	-	(9)	(50)	-	-
Revisions of prior estimates	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8	(53)	-	-	8	(55)	-	-
31 December 2011	1	9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	195	413	-	-	196	422	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(47)	-	-	(8)	(50)	-	-
Revisions of prior estimates	-	(1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	13	143	-	-	13	142	-	-
31 December 2012	1	5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200	509	-	-	201	514	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(45)	-	-	(8)	(48)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7	53	-	-	7	54	-	-
31 December 2013	1	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	199	516	-	-	199	520	-	-
Total consolidated and equity Interests in reserves
31 December 2011	1,585	4,148	82	849	19	468	134	-	-	-	-	-	54	171	87	9	195	413	-	-	2,069	6,049	87	9
31 December 2012	1,667	4,465	65	800	17	409	136	-	-	-	-	-	148	336	137	13	200	509	-	-	2,233	6,519	137	13
31 December 2013	1,693	4,480	84	889	16	386	155	-	-	195	736	34	175	350	-	-	200	516	166	28	2,490	6,843	736	34
* As the Group’s proved reserves in Canada were over 15% of the Group’s total proved reserves as at the end of 2013, the Group’s proved reserves and related information in Canada are disclosed separately for year 2013. For year 2012 and before, Canada’s numbers are included in North America and disclosed on a combined basis

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe		Total
	Oil	Natu-ral gas	Oil	Natu-ral gas	Oil	Natu-ral gas	Oil	Natu-ral gas	Oil	Natu-ral gas	Synthe-tic oil	Bitu-men	Oil	Natu-ral gas	Oil	Natu-ral gas	Oil	Natu-ral gas	Oil	Natu-ral gas	Synthe-tic oil	Bitu-men
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2011	806	1,675	24	264	7	143	46	-	-	-	25	1	11	56	-	-	-	-	894	2,138	25	1
31 December 2012	754	1,500	22	460	6	124	45	-	-	-	32	1	51	129	-	-	-	-	878	2,213	32	1
31 December 2013	700	1,337	24	415	8	183	59	-	-	195	209	-	85	193	2	-	128	26	1,006	2,349	209	-

Enterprise’s share of equity
method investees:
31 December 2011	1	9	-	-	-	-	-	-	-	-	-	-	-	-	105	263	-	-	106	272	-	-
31 December 2012	1	5	-	-	-	-	-	-	-	-	-	-	-	-	104	324	-	-	105	329	-	-
31 December 2013	1	4	-	-	-	-	-	-	-	-	-	-	-	-	102	349	-	-	102	353	-	-

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2011	779	2,464	58	585	12	325	87	-	-	-	62	8	43	115	-	-	-	-	979	3,489	62	8
31 December 2012	912	2,960	43	340	11	285	91	-	-	-	105	12	97	207	-	-	-	-	1,154	3,792	105	12
31 December 2013	992	3,139	59	474	8	203	96	-	-	-	528	34	90	156	-	-	38	1	1,284	3,974	528	34

Enterprise’s share of equity method investees:
31 December 2011	-	-	-	-	-	-	-	-	-	-	-	-	-	-	90	150	-	-	90	150	-	-
31 December 2012	-	-	-	-	-	-	-	-	-	-	-	-	-	-	96	185	-	-	96	185	-	-
31 December 2013	-	-	-	-	-	-	-	-	-	-	-	-	-	-	97	167	-	-	97	167	-	-

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations

	2011
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Net sales to customers	163,384	7,639	2,097	14,841	1,318	-	-	189,279
Operating expenses	(13,954)	(2,460)	(490)	(1,036)	(324)	-	-	(18,264)
Taxes other than income tax	(9,584)	-	(418)	(299)	(31)	-	-	(10,332)
Exploration expense	(4,204)	(211)	(1)	(183)	(621)	-	-	(5,220)
Accretion expense	(1,124)	(2)	-	(176)	(10)	-	-	(1,312)
Depreciation, depletion and amortisation							-
(including dismantlement)	(23,821)	(1,521)	(229)	(4,388)	(562)	-	-	(30,521)
Special oil gain levy	(31,982)	-	-	-	-	-	-	(31,982)
	78,715	3,445	959	8,759	(230)	-	-	91,648

Income tax expense	(19,679)	(1,716)	(288)	(500)	(122)	-	-	(22,305)

Result of operations	59,036	1,729	671	8,259	(352)	-	-	69,343

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2011
	Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Net sales to customers	352	-	-	-	-	4,941	-	5,293
Operating expenses	(115)	-	-	-	-	(1,031)	-	(1,146)
Taxes other than income tax	(34)	-	-	-	-	(1,330)	-	(1,364)
Exploration expense	(42)	-	-	-	-	(205)	-	(247)
Accretion expense	16	-	-	-	-	(21)	-	(5)
Depreciation, depletion and amortisation
(including dismantlement)	(39)	-	-	-	-	(1,470)	-	(1,509)
Special oil gain levy	-	-	-	-	-	-	-	-
	138	-	-	-	-	884	-	1,022

Income tax expense	(21)	-	-	-	-	(309)	-	(330)

Result of operations	117	-	-	-	-	575	-	692

Total result of operations for producing activities	59,153	1,729	671	8,259	(352)	575	-	70,035

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2012
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Net sales to customers	166,060	6,689	1,857	14,666	5,502	–	–	194,774
Operating expenses	(15,386)	(2,352)	(520)	(1,223)	(1,964)	–	–	(21,445)
Taxes other than income tax	(14,543)	–	(338)	(504)	(247)	–	–	(15,632)
Exploration expense	(5,954)	(847)	(1)	(637)	(1,604)	–	–	(9,043)
Accretion expense	(1,280)	(12)	–	(54)	(13)	–	–	(1,359)
Depreciation, depletion and amortisation	(24,599)	(1,439)	(193)	(4,350)	(2,322)	–	–	(32,903)
Special oil gain levy	(26,293)	–	–	–	–	–	–	(26,293)
	78,005	2,039	805	7,898	(648)	–	–	88,099

Income tax expense	(19,501)	(1,287)	(242)	(4,289)	(65)	–	–	(25,384)

Result of operations	58,504	752	563	3,609	(713)	–	–	62,715

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2012
	Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Net sales to customers	321	–	–	–	–	2,952	–	3,273
Operating expenses	(141)	–	–	–	–	(1,235)	–	(1,376)
Taxes other than income tax	(34)	–	–	–	–	(1,740)	–	(1,774)
Exploration expense	(29)	–	–	–	–	(41)	–	(70)
Accretion expense	12	–	–	–	–	(38)	–	(26)
Depreciation, depletion and amortisation	(34)	–	–	–	–	(1,363)	–	(1,397)
Special oil gain levy	–	–	–	–	–	–	–	–
	95	–	–	–	–	(1,465)	–	(1,370)

Income tax expense	(14)	–	–	–	–	–	–	(14)

Result of operations	81	–	–	–	–	(1,465)	–	(1,384)

Total result of operations for producing activities	58,585	752	563	3,609	(713)	(1,465)	–	61,331

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2013 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Net sales to customers	157,458	9,539	1,915	18,905	8,800	8,845	212	20,771	226,445
Operating expenses	(15,961)	(2,998)	(508)	(1,288)	(5,794)	(1,022)	(30)	(2,413)	(30,014)
Taxes other than income tax	(14,585)	-	(338)	(556)	(76)	(350)	(15)	-	(15,920)
Exploration expense	(9,939)	(601)	(29)	(889)	(112)	(3,401)	(238)	(1,911)	(17,120)
Accretion expense	(1,406)	1	-	(72)	(122)	(93)	(5)	(207)	(1,904)
Depreciation, depletion and amortisation	(27,992)	(3,701)	(199)	(7,850)	(3,327)	(4,812)	(98)	(7,533)	(55,512)
Special oil gain levy	(23,421)	-	-	-	-	-	-	-	(23,421)
	64,154	2,240	841	8,250	(631)	(833)	(174)	8,707	82,554

Income tax expense	(16,038)	(1,234)	(252)	(3,931)	(91)	447	57	(5,352)	(26,394)

Result of operations	48,116	1,006	589	4,319	(722)	(386)	(117)	3,355	56,160

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2013 Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Net sales to customers	284	-	-	-	-	-	2,870	-	3,154
Operating expenses	(130)	-	-	-	-	-	(1,495)	-	(1,625)
Taxes other than income tax	(29)	-	-	-	-	-	(1,677)	-	(1,706)
Exploration expense	(43)	-	-	-	-	-	(7)	-	(50)
Accretion expense	(16)	-	-	-	-	-	(35)	-	(51)
Depreciation, depletion and amortisation	(137)	-	-	-	-	-	(1,504)	-	(1,641)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	(71)	-	-	-	-	-	(1,848)	-	(1,919)

Income tax expense	-	-	-	-	-	-	-	-	-

Result of operations	(71)	-	-	-	-	-	(1,848)	-	(1,919)

Total result of operations for producing activities	48,045	1,006	589	4,319	(722)	(386)	(1,965)	3,355	54,241

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalised costs

	2011
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Proved oil and gas properties	242,432	14,851	2,345	34,811	8,915	-	-	303,354
Unproved oil and gas properties	4,375	1,271	-	2,446	36,284	-	-	44,376
Accumulated depreciation, depletion and amortisation	(111,674)	(4,173)	(719)	(11,433)	(602)	-	-	(128,601)
Net capitalised costs	135,133	11,949	1,626	25,824	44,597	-	-	219,129

	2011
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total
Proved oil and gas properties	1,859	-	-	-	-	18,912	-	20,771
Unproved oil and gas properties	-	-	-	-	-	7,714	-	7,714
Accumulated depreciation, depletion and amortisation	(1,461)	-	-	-	-	(2,312)	-	(3,773)
Net capitalised costs	398	-	-	-	-	24,314	-	24,712

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalised costs (continued)

	2012
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Proved oil and gas properties	278,777	16,685	2,339	37,469	24,756	-	-	360,026
Unproved oil and gas properties	6,226	1,429	2	13,725	30,621	-	-	52,003
Accumulated depreciation, depletion and amortisation	(136,435)	(5,591)	(845)	(15,739)	(2,925)	-	-	(161,535)
Net capitalised costs	148,568	12,523	1,496	35,455	52,452	-	-	250,494

	2012
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Proved oil and gas properties	1,881	-	-	-	-	20,441	-	22,322
Unproved oil and gas properties	-	-	-	-	-	8,055	-	8,055
Accumulated depreciation, depletion and amortisation	(1,497)	-	-	-	-	(3,664)	-	(5,161)
Net capitalised costs	384	-	-	-	-	24,832	-	25,216

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalised costs (continued)

	2013
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	323,111	19,508	2,269	53,136	46,009	27,139	419	29,053	500,644
Unproved oil and gas properties	5,538	1,470	2	16,442	54,116	29,886	4,414	17,075	128,943
Accumulated depreciation, depletion and amortisation	(162,767)	(8,971)	(951)	(23,011)	(3,827)	(7,152)	(96)	(6,733)	(213,508)
Net capitalised costs	165,882	12,007	1,320	46,567	96,298	49,873	4,737	39,395	416,079

	2013
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	1,888	-	-	-	-	-	21,555	-	23,443
Unproved oil and gas properties	-	-	-	-	-	-	7,537	-	7,537
Accumulated depreciation, depletion and amortisation	(1,637)	-	-	-	-	-	(4,331)	-	(5,968)
Net capitalised costs	251	-	-	-	-	-	24,761	-	25,012

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development

	2011
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	894	-	-	894
–Unproved	-	97	-	-	24,347	-	-	24,444
Exploration costs	8,011	805	-	274	273	-	-	9,363
Development costs*	30,379	1,511	-	1,868	5,258	-	-	39,016
Total costs incurred	38,390	2,413	-	2,142	30,772	-	-	73,717

	2011
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-
Exploration costs	42	-	-	-	-	328	-	370
Development costs*	11	-	-	-	-	1,253	-	1,264
Total costs incurred	53	-	-	-	-	1,581	-	1,634

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

	2012
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-
–Unproved	-	-	2	10,780	-	-	-	10,782
Exploration costs	10,572	930	-	1,274	418	-	-	13,194
Development costs*	33,676	2,099	-	2,752	11,378	-	-	49,905
Total costs incurred	44,248	3,029	2	14,806	11,796	-	-	73,881

	2012
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-
Exploration costs	29	-	-	-	-	84	-	113
Development costs*	22	-	-	-	-	1,218	-	1,240
Total costs incurred	51	-	-	-	-	1,302	-	1,353

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

	2013
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	879	29	-	10,283	35,773	1,760	453	26,894	76,071
–Unproved	-	25	-	2,385	39,959	13,707	4,552	17,980	78,608
Exploration costs	12,155	733	29	1,897	1,271	1,563	138	895	18,681
Development costs*	42,877	3,272	-	6,720	8,755	6,882	17	2,943	71,466
Total costs incurred	55,911	4,059	29	21,285	85,758	23,912	5,160	48,712	244,826

	2013
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	43	-	-	-	-	-	25	-	68
Development costs*	7	-	-	-	-	-	1,457	-	1,464
Total costs incurred	50	-	-	-	-	-	1,482	-	1,532

*	The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

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

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

Present value of estimated future net cash flows:

		2011
		Consolidated entities
	Notes	PRC	Asia(excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Future cash inflows	(1)	1,198,429	88,650	21,924	92,924	84,411	-	-	1,486,338
Future production costs		(448,720)	(27,984)	(10,976)	(27,224)	(34,567)	-	-	(549,471)
Future development costs	(2)	(194,869)	(36,450)	(2,980)	(11,721)	(13,214)	-	-	(259,234)
Future income taxes		(111,828)	(8,651)	(1,607)	(24,715)	(11,769)	-	-	(158,570)

Future net cash flows	(3)	443,012	15,565	6,361	29,264	24,861	-	-	519,063
10% discount factor		(157,334)	(7,182)	(1,784)	(10,055)	(13,940)	-	-	(190,295)

Standardised measure of
discounted future net cash flows		285,678	8,383	4,577	19,209	10,921	-	-	328,768

		2011
		Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Future cash inflows	(1)	1,088	-	-	-	-	61,698	-	62,786
Future production costs		(486)	-	-	-	-	(29,443)	-	(29,929)
Future development costs	(2)	(226)	-	-	-	-	(916)	-	(1,142)
Future income taxes		(32)	-	-	-	-	(8,138)	-	(8,170)

Future net cash flows	(3)	344	-	-	-	-	23,201	-	23,545
10% discount factor		7	-	-	-	-	(13,087)	-	(13,080)

Standardised measure of
discounted future net cash flows		351	-	-	-	-	10,114	-	10,465

Total standardised measure of discounted future net cash flow		286,029	8,383	4,577	19,209	10,921	10,114	-	339,233

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

Present value of estimated future net cash flows:

		2012
		Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Future cash inflows	(1)	1,369,398	86,795	19,737	94,102	153,614	-		-	1,723,646
Future production costs		(530,402)	(30,405)	(8,085)	(35,927)	(50,682)	-		-	(655,501)
Future development costs	(2)	(256,030)	(34,653)	(2,541)	(26,521)	(28,803)	-		-	(348,548)
Future income taxes		(112,428)	(8,740)	(2,409)	(9,765)	(16,797)	-		-	(150,139)

Future net cash flows	(3)	470,538	12,997	6,702	21,889	57,332	-	-		569,458
10% discount factor		(171,739)	(5,706)	(2,363)	(10,356)	(31,834)	-	-		(221,998)

Standardised measure of
discounted future net cash flows		298,799	7,291	4,339	11,533	25,498	-		-	347,460

		2012
		Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Future cash inflows	(1)	655	-	-	-	-	68,740	-	69,395
Future production costs		(396)	-	-	-	-	(38,262)	-	(38,658)
Future development costs	(2)	(209)	-	-	-	-	(833)	-	(1,042)
Future income taxes		-	-	-	-	-	(7,592)	-	(7,592)

Future net cash flows	(3)	50	-	-	-	-	22,053	-	22,103
10% discount factor		38	-	-	-	-	(12,603)	-	(12,565)

Standardised measure of
discounted future net cash flows		88	-	-	-	-	9,450	-	9,538

Total standardised measure of discounted future net cash flow		298,887	7,291	4,339	11,533	25,498	9,450	-	356,998

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

Present value of estimated future net cash flows:

		2013
		Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,336,580	93,943	18,095	99,648	430,094	87,532	1,040	108,254	2,175,186
Future production costs		(523,810)	(46,834)	(6,716)	(19,779)	(247,762)	(19,423)	(610)	(32,056)	(896,990)
Future development costs	(2)	(259,636)	(29,850)	(2,269)	(36,699)	(50,993)	(15,946)	(43)	(14,911)	(410,347)
Future income taxes		(102,827)	(5,504)	(2,314)	(18,498)	(24,996)	(12,252)	(31)	(36,709)	(203,131)

Future net cash flows	(3)	450,307	11,755	6,796	24,672	106,343	39,911	356	24,578	664,718
10% discount factor		(165,652)	(8,085)	(2,393)	(9,328)	(74,732)	(19,283)	(53)	(5,688)	(285,214)

Standardised measure of
discounted future net cash flows		284,655	3,670	4,403	15,344	31,611	20,628	303	18,890	379,504

		2013
		Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	560	-	-	-	-	-	46,278	-	46,838
Future production costs		(369)	-	-	-	-	-	(19,688)	-	(20,057)
Future development costs	(2)	(229)	-	-	-	-	-	(4,362)	-	(4,591)
Future income taxes		-	-	-	-	-	-	(4,305)	-	(4,305)

Future net cash flows	(3)	(38)	-	-	-	-	-	17,923	-	17,885
10% discount factor		45	-	-	-	-	-	(8,412)	-	(8,367)

Standardised measure of
discounted future net cash flows		7	-	-	-	-	-	9,511	-	9,518

Total standardised measure of discounted future net cash flow		284,662	3,670	4,403	15,344	31,611	20,628	9,814	18,890	389,022

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

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

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil and gas properties.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

Changes in the standardised measure of discounted future net cash flows:

		2011
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	method investee

Standardised measure, beginning of year	283,147	10,621	293,768
Sales of production, net of royalties and production costs	(160,683)	(2,817)	(163,500)
Net change in prices, net of royalties and production costs	194,704	2,979	197,683
Extensions discoveries and improved recovery, net of related future costs	61,990	-	61,990
Change in estimated future development costs	(75,465)	(711)	(76,176)
Development costs incurred during the year	30,272	1,185	31,457
Revisions in quantity estimates	3,405	(115)	3,290
Accretion of discount	33,254	1,335	34,589
Net change in income taxes	(36,191)	(332)	(36,523)
Purchase of properties	19,310	-	19,310
Changes in timing and other	(24,974)	(1,680)	(26,654)

Standardised measure, end of year	328,769	10,465	339,234

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

		2012
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	Method investee

Standardised measure, beginning of year	328,768	10,465	339,233
Sales of production, net of royalties and production costs	(157,697)	(94)	(157,791)
Net change in prices, net of royalties and production costs	49,470	(2,626)	46,844
Extensions discoveries and improved recovery, net of related future costs	79,416	-	79,416
Change in estimated future development costs	(82,776)	(396)	(83,172)
Development costs incurred during the year	45,923	1,017	46,940
Revisions in quantity estimates	13,044	1,679	14,723
Accretion of discount	42,707	1,401	44,108
Net change in income taxes	8,191	317	8,508
Purchase of properties	-	-	-
Changes in timing and other	20,414	(2,225)	18,189

Standardised measure, end of year	347,460	9,538	356,998

		2013
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	method investee

Standardised measure, beginning of year	347,460	9,539	356,999
Sales of production, net of royalties and production costs	(180,494)	313	(180,181)
Net change in prices, net of royalties and production costs	51,408	(2,624)	48,784
Extensions discoveries and improved recovery, net of related future costs	53,261	-	53,261
Change in estimated future development costs	(82,414)	(2,083)	(84,497)
Development costs incurred during the year	70,077	229	70,306
Revisions in quantity estimates	22,884	820	23,704
Accretion of discount	42,522	1,269	43,791
Net change in income taxes	(17,464)	1,148	(16,316)
Purchase of properties	114,763	-	114,763
Changes in timing and other	(42,499)	907	(41,592)

Standardised measure, end of year	379,504	9,518	389,022