Form 20-F
period 2014-12-31
CNOOC LTD
filed 2015-04-22
CIK 1095595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Hua Zhong
65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong
Tel +852 2213 2500
Fax +852 2525 9322
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing 100 shares Shares	New York Stock Exchange, Inc. New York Stock Exchange, Inc.(1)
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares	44,647,455,984

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

TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•
“CNOOC” are to our controlling shareholder, China National Offshore Oil Corporation, a PRC state-owned enterprise, or China National Offshore Oil Corporation and its subsidiaries (excluding us and our subsidiaries), as the case may be;

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

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited;

•	“HK$” are to Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

•	“HKICPA” are to the Hong Kong Institute of Certified Public Accountants;

•	“HKFRS” are to all Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations approved by the Council of the HKICPA;

•	“IASB” are to the International Accounting Standards Board;

•	“IFRS” are to all International Financial Reporting Standards, including International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board;

•	“Nexen” are to Nexen Energy ULC and the companies under its management, unless otherwise expressly provided or the context of this annual report otherwise requires;

•	“NYSE” are to the New York Stock Exchange;

•	“Rmb” are to Renminbi, the legal currency of the PRC;

•	“TSX” are to the Toronto Stock Exchange; and

•	“US$” are to U.S. dollar, the legal currency of the United States of America.

Conventions

We publish our financial statements in Renminbi. Unless otherwise indicated, we have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2014 of US$1.00=Rmb 6.2046. We have translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Hong Kong dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2014 of US$1.00=HK$ 7.7531. We have also translated amounts in Canadian dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Canadian dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2014 of US$1.00=Cdn$ 1.1601. We make no representation that the Renminbi amounts, Hong Kong dollar amounts or Canadian dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2014, or at all. For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not add correctly due to rounding of numbers.

For the years 2012, 2013 and 2014, approximately 36%, 52%, and 52%, respectively, of our reserves were evaluated by our internal reserve evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Our reserve data for 2012, 2013 and 2014 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009. Except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees.

In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, and Indonesia in Asia and Yacheng 13-1/13-4 gas field in the Western South China Sea, where we have used energy equivalence for such conversion purpose.

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

•	“LNG” means liquefied natural gas.

•	“net wells” means a party’s working interests in wells.

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

These statements are based on assumptions and analysis made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, our exploration or development activities, our capital expenditure requirements, our business strategy, whether the transactions entered into by us can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industry, our foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the PRC and overseas. For a description of these and other risks and uncertainties, see “Item 3—Key Information—Risk Factors.”

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board.

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data and consolidated statement of profit or loss and other comprehensive income data as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. As disclosed above under “Special Note on the Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been prepared and presented in accordance with IFRS.

	Year ended December 31,
	2010(1)	2011	2012	2013	2014	2014
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Statement of profit or loss and other Comprehensive Income Data:
Operating revenues:
Oil and gas sales	146,134	189,279	194,774	226,445	218,210	35,169
Marketing revenues	32,446	50,469	50,771	55,495	50,263	8,101
Other income	1,456	1,196	2,082	3,917	6,161	993
Total operating revenues	180,036	240,944	247,627	285,857	274,634	44,263

Expenses:
Operating expenses	(15,647)	(18,264)	(21,445)	(30,014)	(31,180)	(5,025)
Taxes other than income tax	(7,109)	(10,332)	(15,632)	(15,937)	(11,842)	(1,909)
Exploration expenses	(5,483)	(5,220)	(9,043)	(17,120)	(11,525)	(1,857)
Depreciation, depletion and amortization	(26,756)	(30,521)	(32,903)	(56,456)	(58,286)	(9,394)
Special oil gain levy	(17,706)	(31,982)	(26,293)	(23,421)	(19,072)	(3,074)
Impairment and provision	(27)	(22)	(31)	45	(4,120)	(664)
Crude oil and product purchases	(32,236)	(50,307)	(50,532)	(53,386)	(47,912)	(7,722)
Selling and administrative expenses	(3,039)	(2,854)	(3,377)	(7,859)	(6,613)	(1,066)
Others	(888)	(835)	(1,230)	(3,206)	(3,169)	(511)
Total expenses	(108,891)	(150,337)	(160,486)	(207,354)	(193,719)	(31,222)

Profit from operating activities	71,145	90,607	87,141	78,503	80,915	13,041
Interest income	618	1,196	1,002	1,092	1,073	173
Finance costs	(1,122)	(1,707)	(1,603)	(3,457)	(4,774)	(769)
Exchange gains, net	995	637	359	873	1,049	169
Investment income	427	1,828	2,392	2,611	2,684	433
Share of profits of associates	199	320	284	133	232	37
Share of profits/(losses) of a joint venture	199	247	(311)	762	774	125
Non-operating income/(expenses), net	142	(563)	908	334	560	90

Profit before tax	72,603	92,565	90,172	80,851	82,513	13,299
Income tax expense	(18,193)	(22,310)	(26,481)	(24,390)	(22,314)	(3,596)
Profit for the year	54,410	70,255	63,691	56,461	60,199	9,703

Earnings per share (basic)(2)	1.22	1.57	1.43	1.26	1.35	0.22
Earnings per share (diluted) (3)	1.21	1.57	1.42	1.26	1.35	0.22
Earnings per ADS (basic) (2)	121.81	157.28	142.66	126.46	134.83	21.73
Earnings per ADS (diluted) (3)	121.39	156.63	142.14	126.07	134.57	21.69

Dividend per share
Interim	0.181	0.204	0.122	0.198	0.198	0.03
Proposed final	0.211	0.227	0.259	0.252	0.254	0.04

	As of December 31,
	2010(1)	2011	2012	2013	2014	2014
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
			(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	27,287	23,678	55,024	14,318	14,918	2,404
Available-for sale financial assets	18,940	27,576	61,795	51,103	54,030	8,708
Held-to-maturity financial assets	3,040	23,467	-	-	-	-
Current assets	99,384	131,923	170,894	146,552	140,708	22,678
Property, plant and equipment, net	186,678	220,567	252,132	419,102	463,222	74,658
Investments in associates	1,781	2,822	3,857	4,094	4,100	661
Investments in a joint venture	20,823	20,175	20,160	20,303	21,150	3,409
Intangible assets	1,148	1,033	973	17,000	16,491	2,658
Long term available-for-sale financial assets	8,616	7,365	7,051	6,798	5,337	860
Total assets	318,430	384,264	456,070	621,473	662,859	106,833
Current loans and borrowings	21,194	19,919	28,830	49,841	31,180	5,025
Current liabilities	68,423	70,216	82,437	128,948	103,498	16,681
Long term loans and borrowings, net of current portion	9,859	18,076	29,056	82,011	105,383	16,985
Total non-current liabilities	34,241	51,192	63,853	150,905	179,751	28,970
Total liabilities	102,664	121,408	146,290	279,853	283,249	45,651
Capital stock	43,078	43,078	43,078	43,081	43,081	6,943
Shareholders’ equity	215,766	262,856	309,780	341,620	379,610	61,182

(1)
From January 1, 2011, the Company adopted IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements and IAS 28 (Revised)-Investments in Associates and Joint Ventures before their mandatory effective date on January 1, 2013. Certain comparative figures have been adjusted.

(2)
Earnings per share (basic) and earnings per ADS (basic) for each year from 2010 to 2014 have been computed, without considering the dilutive effect of the shares underlying our share option schemes by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 44,669,199,984 and 446,692,000, respectively, for 2010, 44,668,570,359 and 446,685,704, respectively, for 2011, 44,646,305,984  and  446,463,060, respectively, for 2012, 44,646,825,847 and 446,468,258, respectively, for 2013, and  44,647,455,984  and  446,474,560, respectively, for 2014, in each case based on a ratio of 100 shares to one ADS.

(3)
Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2010 to 2014 have been computed, after considering the dilutive effect of the shares underlying our share option schemes by using 44,821,187,466 shares and 448,211,875 ADSs for 2010, 44,853,615,010 shares and 448,536,150 ADSs for 2011, 44,808,042,330 shares and 448,080,423 ADSs for 2012, 44,787,119,089 shares and 447,871,191 ADSs for 2013, and 44,734,774,504  shares and  447,347,745 ADSs for 2014.

	Year ended December 31,
	2010(1)	2011	2012	2013	2014	2014
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(2)	28,332	36,823	54,331	79,716	95,673	15,420
Cash provided by/(used for):
Operating activities	70,883	116,171	92,574	110,891	110,508	17,811
Investing activities	(64,203)	(99,036)	(63,797)	(170,032)	(90,177)	(14,534)
Financing activities	(1,610)	(20,246)	2,584	18,601	(19,486)	(3,141)
Gearing ratio(3)	12.6%	12.6%	15.7%	27.8%	26.5%	26.5%

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

The following table sets forth the noon buying rates between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October 2014	6.1124	—	6.1385	6.1107
November 2014	6.1429	—	6.1429	6.1117
December 2014	6.2046	—	6.2256	6.1490
January 2015	6.2495	—	6.2535	6.1870
February 2015	6.2695	—	6.2695	6.2399
March 2015	6.1990	—	6.2741	6.1955

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2015, the noon buying rate between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Rmb 6.1990 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2010	7.7810	7.7692	7.8040	7.7501
2011	7.7663	7.7793	7.8087	7.7634
2012	7.7507	7.7556	7.7699	7.7493
2013	7.7539	7.7565	7.7654	7.7503
2014	7.7531	7.7554	7.7669	7.7495
October 2014	7.7551	—	7.7645	7.7541
November 2014	7.7548	—	7.7572	7.7519
December 2014	7.7531	—	7.7616	7.7509
January 2015	7.7529	—	7.7563	7.7508
February 2015	7.7559	—	7.7584	7.7517
March 2015	7.7540	—	7.7686	7.7534

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2015, the noon buying rate between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was HK$7.7540 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Canadian dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Cdn$ per US$1.00)
2010	1.0009	1.0353	1.0776	0.996
2011	1.0168	0.9857	1.0605	0.9448
2012	0.9958	0.9994	1.0417	0.971
2013	1.0637	1.0347	1.0697	0.9839
2014	1.1601	1.1083	1.1644	1.0612
October 2014	1.1272	—	1.1291	1.1135
November 2014	1.1426	—	1.1426	1.1236
December 2014	1.1601	—	1.1644	1.1343
January 2015	1.2716	—	1.2716	1.1725
February 2015	1.2506	—	1.2635	1.2401
March 2015	1.2681	—	1.2803	1.2439

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2015, the noon buying rate between U.S. dollars and Canadian dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Cdn$1.2681 to US$1.00.

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

Risks Relating to Our Operations

Our business, revenues and profits fluctuate with changes in oil and gas prices

Prices for crude oil may fluctuate widely in response to relatively minor changes in the supply and demand for oil, market uncertainty and various other factors that are beyond our control, including, but not limited to overall economic conditions, consumer demand for oil, political developments, world-wide geopolitical events, armed conflict and acts of terrorism, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources, domestic and foreign government regulations, and weather conditions.

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

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position

Exploring for, developing and acquiring reserves is highly risky and capital intensive. Our exploration and development activities involve inherent risks, including the risk that we will not encounter commercially productive oil or gas reservoirs and the wells we drill may not be productive or not sufficiently productive to recover a portion or all of our investment. In addition, approximately 56.6% of our proved reserves were undeveloped as of December 31, 2014. Our future success will depend on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

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

Any failure to implement our natural gas business strategy may adversely affect our business and financial position

As part of our business strategy and to meet increasing market demand in China, we continue to expand our natural gas business. In addition to the risks that affect our business generally, this strategy involves certain risks and uncertainties, including our limited market share compared to PetroChina Company Limited, or PetroChina, and China Petroleum & Chemical Corporation, or Sinopec, and the underdeveloped natural gas transportation and supply infrastructure and market in China. We expect that the gap between the market demand and supply for natural gas will continue to narrow down in the next few years and the supply may exceed the demand in certain regions, which may cause challenges to our natural gas business. We are evaluating the options to invest in CNOOC’s LNG projects in China. However, we have not decided whether to exercise these options. The options are subject to various conditions including certain governmental approvals, the prospects of such projects and, if applicable, independent shareholders’ approval.

Mergers and acquisitions may expose us to additional risks and uncertainties, and we may not be able to realize the anticipated benefits from mergers and acquisitions

In the past few years, we expanded our operations into Argentina, the U.S., Canada, Uganda, United Kingdom, Brazil and certain other countries through mergers and acquisitions. For example, we completed our significant acquisition of Nexen Inc. (“Nexen”), a Canada-based energy company previously listed on the TSX and the NYSE, in February 2013. We may continue to pursue opportunities for mergers and acquisitions to expand our business in the future.

In light of political instability, unexpected changes to fiscal regime and various other factors, there may be uncertainties with respect to the operations of those merged and acquired overseas assets. In particular, we may face increasing exploration and environmental risks arising from Nexen’s unconventional resources development, including oil sands and shale gas. The relatively high production cost of Nexen’s oil sands operations may negatively affect our overall profitability. In addition, acquisitions may result in the incurrence and inheritance of debts and other liabilities, assumption of potential legal liabilities in respect of the acquired businesses, and incurrence of impairment charges related to goodwill and other intangible assets, any of which could harm our results of operations and financial condition. In particular, if any of the acquired businesses fails to perform as we expect, we may be required to recognize a significant impairment charge, which may materially and adversely affect our results of operations. Further, we may face other risks and uncertainties as we become subject to additional regulatory requirements as a result of the acquisition of Nexen. Therefore, we may not be able to achieve the anticipated economic return. Also, the increase in the scale of our operations may increase our operational risks.

Achieving the advantages of the Nexen acquisition will depend partly on the efficient combination of the activities of the Company and Nexen, two companies that functioned independently and were incorporated in different countries, with geographically dispersed operations and with different business cultures.

The integration process involves inherent costs and uncertainties. We expect the acquisition of Nexen will expand our existing business and assets and create sustainable growth opportunities, synergies and other benefits. However, our anticipated benefits may not develop. In addition, implementation of the acquisition and the successful integration of Nexen will also require management time and attention, as well as those employees with the appropriate skill sets for the tasks associated with such integration. The integration process may also adversely affect our profitability because we will incur additional costs, such as depreciation and employee costs, during this process. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on our business, results of operations and financial condition.

CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates

CNOOC indirectly owned or controlled 64.44% of our shares as of March 31, 2015. As a result, CNOOC is able to control the composition of the board of directors of our company, or our Board, determine the timing and amount of our dividend payments and otherwise control us. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected.

In addition, we regularly enter into transactions with CNOOC and its affiliates. Some of our transactions with CNOOC and its affiliates constitute connected transactions under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange Listing Rules. Furthermore, these connected transactions are subject to the review by the Hong Kong Stock Exchange and may also be subject to the prior approval of our independent shareholders. For example, we obtained the independent shareholders’ approval in respect of certain continuing connected transactions under a comprehensive framework agreement with CNOOC and its affiliates on November 27, 2013. If we do not obtain these approvals, we will not be allowed to effect these transactions and our business operations and then the financial condition could be adversely affected.

Under current PRC law, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for the petroleum resources exploitation in offshore China. Although CNOOC has undertaken to us that it will transfer all of its rights and obligations under any new PSCs to us, except those relating to its administrative functions, the interests of CNOOC in entering into PSCs with foreign enterprises may differ from our interests, especially with respect to the criteria for determining whether, and on what terms, to enter into PSCs. Our future business development may be adversely affected if CNOOC does not enter into new PSCs on terms that are acceptable to us.

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

Blowout or other incidents may result in platform explosions, fire accidents and oil spills

Our operations are mainly conducted in challenging or environmentally sensitive locations, in which the consequences of a blowout, spill, explosion, fire or other incidents could be more severe than in other locations. Although we have adopted standard workflow procedures and various measures to control the risks of blowout or other incidents, we cannot ensure that we could avoid the potential losses caused by blowout or other incidents. If one or more blowout or other incidents occur, platform explosions and fire accidents caused by such incidents may result in casualties, property losses and environmental damages, which may have a material adverse effect on our business, financial condition and results of operation.

We maintain various insurance policies for our operations against certain types of potential losses. For detailed information on our insurance coverage, see “Item 4—Information on the Company—Business Overview—Operating Hazards and Uninsured Risks.” However, our ability to insure against our risks is limited by the availability of relevant insurance products in the market. In addition, we cannot assure you that our insurance coverage is sufficient to cover any losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies timely or at all. If any of our losses is not covered by our insurance policies, or if the insurance compensation is less than our losses or not paid timely, our business, financial condition and results of operations could be materially and adversely affected.

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

The current or future activities of our controlling shareholder, CNOOC, or its affiliates in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention to us and possible imposition of sanctions on CNOOC, which could materially and adversely affect our shareholders

We cannot predict the interpretation or implementation of government policy at the U.S. federal, state or local levels with respect to any current or future activities by CNOOC or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions. Similarly, we cannot predict whether U.S. sanctions will be further tightened, or the impact that such actions may have on CNOOC. It is possible that the U.S. could subject CNOOC to sanctions due to these activities. Certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions, such as Iran and Sudan. It is possible that the activities of CNOOC or its affiliates may affect the investment in our shares by such U.S. state and local governments and colleges.

It is possible that, as a result of activities by CNOOC or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.

In recent years, the U.S. Government has implemented a number of sanctions targeting non-U.S. companies that engage in certain Iran-related transactions. A number of U.S. statutes, Executive Orders and regulations authorize the imposition of sanctions on companies that engage in, among other things, certain activities related to Iran’s energy, petrochemical, shipping or shipbuilding sectors, and in certain instances, on their parent companies. It is possible that the U.S. Government could determine that CNOOC or its affiliates engage in activities targeted by U.S. sanctions. If the U.S. President determined that CNOOC or one of its affiliates engaged in targeted activities, CNOOC and/or its affiliate could be subject to U.S. sanctions, which range from restrictions on U.S. exports or bank financing to outright blocking of CNOOC or its affiliate’s property within U.S. jurisdiction. If the most extreme sanction, blocking, were applied to CNOOC’s property, including controlled subsidiaries, we could be prohibited from engaging in business activities in the U.S. or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

As required by the Iran Threat Reduction and Syria Human Rights Act of 2012, which added a disclosure requirement to the Securities Exchange Act of 1934, we are providing certain information regarding our non-controlled affiliates’ activities. To our knowledge, in 2014, China Oilfield Services Limited (COSL), one of our non-controlled affiliates, continued to provide certain drilling and other related services in Iran in relation to renewed subcontracting agreements entered into in 2009, as it did in 2013. We cannot predict at this time whether U.S. sanctions will be imposed on any of our affiliates.

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

Our unconventional oil and gas operations carry additional risks and uncertainties

Oil sands, shale oil and gas and coalbed methane (“CBM”) are unconventional oil and gas resources produced through the application of relatively new and expensive technologies. As a result, our unconventional oil and gas operations are subject to the challenges of immature technology and also expose us to higher environmental compliance standards and requirements. In the event of any failure to comply with such standards and requirements, such failure may lead to public concerns on our unconventional oil and gas operations, which may also harm our corporate reputation and profitability.

Our projects may not be completed on time or within budget

We are involved with a variety of projects at any given time, including exploration and development projects, and the construction and expansion of projects facilities. Project delays may adversely affect expected revenues and cost overruns may adversely affect project economics. Our ability to complete projects on time and within budget depends on many factors beyond our control, including the need for government and regulatory approvals, especially the approvals from environmental agencies, the availability of equipment and personnel, weather, accidents, equipment breakdown, unexpected or uncontrollable increases in the costs of materials or labor and processing capacity.

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

Political and security risks and changes in laws and regulations could have an adverse effect on our overseas operation

We currently have operations and assets in various foreign countries and regions, including Indonesia, Brazil, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, United Kingdom and certain other countries, and may expand our operations into other countries to further enhance our reserve base and diversify our geographic risk profile.

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

Tax and fiscal policies change may have an adverse effect on our financial performance

Our financial performance is subject to the tax and fiscal regime in host countries in which we operate. Any changes on the tax and fiscal regime in host countries in which we operate may increase our tax burden and have an adverse effect on our financial performance. For example, in September 2014, OECD launched the “Base Erosion and Profit Shifting Project” to enhance multilateral cooperation, pursuant to which countries worldwide will amend their tax laws and tax treaties and strengthen their supervision on the corporate tax planning and transfer pricing activities, which may cause risks to the Company on transfer pricing activities.

War and acts of terrorism could materially and adversely affect us

We have operations and assets in various countries and regions, including Indonesia, Brazil, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, United Kingdom and certain other countries, some of which are deemed to be with a high degree of political risk. We face the risks of kidnapping, damage to property and business interruption caused by terrorism activities and strikes. Acts of terrorism and strikes could materially and adversely affect our business, financial condition and results of operations.

We are required to obtain government or other regulatory approvals in order to operate

Our oil and gas operations require approvals from domestic or various international, federal, state, provincial, territorial and local governmental authorities in order to meet the requirement of laws and regulations designed to govern the activities of oil and gas in the process through exploration, development and production. These laws and regulations may impose significant liabilities on a failure to comply with their requirements including the possibility of administrative, civil and criminal penalties, cancellation or suspension of permits or authorizations, investigations or other proceedings. If we are unable to obtain any necessary approvals, our business, financial condition, reputation and results of operations could be materially and adversely affected.

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

We have established an enterprise risk management system to identify, evaluate and manage the risks that we face. In addition, to help address various health, safety, security, environmental and operational risks, we have established a comprehensive management system to improve our employees’ awareness of our health, safety and environmental policies in our business operations and strengthen their skills of risk identification and risk management. We also continuously focus on workplace safety and prevention of oil spills or other adverse environmental events. However, there can be no assurance that our management systems and controls will function as intended at all times. Substantial liabilities and other adverse impacts could result if our management systems and controls cannot adequately identify all process safety, personal safety and environmental risks or provide effective mitigations, or that our operations will not be able to conform with our management systems and controls at all times.

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

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The depreciation of Renminbi against the U.S. dollar may cause an increase in cost for imported equipment and materials. In addition, the depreciation of Renminbi against the U.S. dollar may cause an increase in our debt repayment burden, since all of our debt is denominated in U.S. dollars.

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

If the settlement recently reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the US, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 all Mainland Chinese audit firms practising before the SEC (including the mainland Chinese affiliate of our independent registered public accounting firm and those of the other "Big Four" networks) were affected by a conflict between US and Chinese laws. Specifically, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents from audits in mainland China of the operations of certain US-listed companies.  The Chinese accounting firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channelled through the China Securities Regulatory Commission ("CSRC").

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the "Big Four" accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC.  The Chinese accounting firms will receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002., and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the Chinese accounting firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the recently-stayed proceeding against all four firms.  The SEC also reserves the right to resume those proceedings in circumstances where, notwithstanding the accounting firms' compliance with the procedures in the settlement agreement, the SEC does not receive a production of documents which it considers satisfactory (for example because of action or inaction by the Chinese authorities).

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC whose work could contribute to SEC filings, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Prior to CNOOC’s reorganization in 1999, CNOOC and its various subsidiaries performed both commercial and administrative functions relating to oil and natural gas exploration and development in offshore China.

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

Overview

We are an upstream company specializing in the exploration, development and production of oil and natural gas. We are the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, we are also one of the largest independent oil and natural gas exploration and production companies in the world. At the end of 2014, we had net proved reserves of approximately 4.48 billion BOE (including approximately 0.29 billion BOE under our equity method investees). In 2014, we had a total net oil and gas production of 1,184,977 BOE per day (including net oil and gas production of approximately 47,640 BOE per day under our equity method investees).

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

Large and diversified asset base with significant exploitation opportunities

We have a large net proved reserve base spread across offshore China and globally. As of December 31, 2014, we had approximately 4.48 billion BOE of net proved reserves. Our core operating area, offshore China, contributed to approximately 55.6% of our net proved reserves, while overseas contributed to the balance of 44.4%.

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

As of December 31, 2014, approximately 56.6% of our net proved reserves were classified as net proved undeveloped. Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating areas in offshore China with demonstrated exploration potential

We are the dominant oil and gas producer in offshore China, a region that we believe has substantial exploration upside. As of December 31, 2014, our total major exploration areas acreage in offshore China was approximately 257,292 thousand km2. We believe that offshore China is relatively underexplored, compared to other prolific offshore exploration areas such as the shallow water of the U.S. Gulf of Mexico, providing us with substantial exploration upside.

We have maintained an active drilling exploration program, which continues to demonstrate the exploration potential of offshore China. During 2014, we and our foreign partners have together drilled a total of 117 exploratory wells in offshore China, of which 53 were wildcat wells. During the same year, we and our foreign partners made 15 new discoveries in offshore China.

Successful independent exploration and development track record

We have a strong record of growing our reserves base for oil and natural gas, both independently and with our foreign partners through PSCs. In recent years, we have been adding reserves and production mainly through independent exploration and development. As of the end of 2014, in offshore China, approximately 84% of our net proved reserves were independent and approximately 74% of our production came from independent projects.

In 2014, in offshore China, our independent exploration resulted in 15 new discoveries. We also successfully appraised 17 oil and gas structures. On the development front, in 2014, our major new development projects progressed smoothly with over 10 new projects on stream in offshore China.

Access to capital and technology and reduced risks through PSCs in offshore China

CNOOC holds exclusive right from the PRC government to enter into PSCs with foreign enterprises relating to the petroleum resources exploitation in offshore China. CNOOC assigned us all of its rights and obligations under then-existing PSCs in 1999 and has undertaken to assign to us its future PSCs except for those relating to its administrative functions. PSCs help us minimize our offshore China finding costs, exploration risks and capital requirements because our foreign partners are responsible for all costs associated with exploration under the usual case. Our foreign partners recover their exploration costs only when a commercially viable discovery is made and production begins.

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

We have a proven track record of complying with a high level of corporate governance standard, which was recognized by the industry. For example, we were awarded the “ICON on Corporate Governance” by Corporate Governance Asia Magazine and the “2014 Excellence in Management and Corporate Governance Awards-Platinum” by The Asset in 2014.

Business Strategy

We intend to continue expanding our oil and gas exploration and production activities. The principal components of our strategy are as follows:

•	focus on reserve and production growth;

•	develop natural gas business; and

•	maintain prudent financial policy.

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as top priority. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate independent exploration efforts on major operating areas, especially in offshore China. In the meantime, we will continue to enter into PSCs with foreign partners to lower capital requirements and exploration risks. In 2014, we achieved a reserve replacement ratio of 112%.

We increase production primarily through the development of proved undeveloped reserves. As of December 31, 2014, approximately 56.6% of our proved reserves were classified as proved undeveloped, which gives us the opportunity to achieve future production growth, as long as these proved undeveloped reserves are developed faster than the depletion rate of our currently producing reserves.

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

In 2014, the large-size gas field Liwan 3-1 in deepwater South China Sea commenced production and our natural gas production would continue to increase accordingly.

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

Currently, we have a strong financial profile. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and costs per BOE. We also intend to actively manage our accounts receivable and inventories to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts and to manage exposure to foreign exchange rate fluctuations.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

Our reserve data for 2012, 2013 and 2014 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009.

	Year ended December 31,
	2012	2013	2014
Net Production(2):
Oil (daily average bbls/day)	742,765	912,603	955,647
Gas (daily average mmcf/day)	1,109.7	1,247.4	1,330.1
Oil equivalent (BOE/day)	935,615	1,127,967	1,184,977

Net Proved Reserves (end of period):
Oil (mmbbls)	2,031.1	2,290.2	2,258.5
Gas (bcf)	6,005.3	6,323.3	6,730.8
Synthetic Oil (mmbbls)	137.0	736.4	749.9
Bitumen (mmbbls)	12.6	33.8	31.4
Total (million BOE)	3,202.6	4,138.7	4,185.0
Total with equity method investees (million BOE)(2)	3,491.9	4,427.6	4,478.0
Annual reserve replacement ratio(1)	187%	337%	111%
Annual reserve replacement ratio(2)	188%	327%	112%
Estimated reserve life (years)	9.8	10.5	10.1
Estimated reserve life (years)(2)	10.2	10.8	10.4
Standardized measure of discounted future net cash flow (million Rmb)	356,998	389,022	401,098

(1)	For information on the calculation of this ratio, see “Terms and Conventions—Glossary of Technical Terms—reserve replacement ratio.”
(2)	Including our interest in equity method investees.

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

	Net proved reserves at December 31,		Net proved reserves at December 31, 2014
	2012	2013	Crude Oil	Natural Gas	Synthetic Oil	Bitumen	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmboe) (1)
Developed
Offshore China
Bohai	579.6	533.7	530.1	321.5	—	—	583.7
Western South China Sea	207.8	210.8	81.8	535.9	—	—	173.5
Eastern South China Sea	209.5	176.4	142.3	825.1	—	—	279.8
East China Sea	7.1	5.9	5.2	92.2	—	—	20.5
Subtotal	1,004.0	926.8	759.4	1,774.7	—	—	1,057.5
Overseas
Asia (excluding China)	105.3	98.9	23.6	374.6	—	—	90.9
Oceania	30.2	44.4	12.0	346.9	—	—	80.0
Africa	44.2	58.9	47.1	—	—	—	47.1
North America (excluding Canada)	105.4	116.7	87.1	208.3	—	—	121.4
Canada (2)	—	241.4	0.1	191.8	226.2	—	258.2
South America	—	1.7	1.8	—	—	—	1.8
Europe	—	132.6	121.5	18.5	—	—	124.6
Subtotal	285.1	694.6	293.2	1,140.2	226.2	—	724.1
Total Developed	1,289.1	1,621.3	1,052.6	2,914.9	226.2	—	1,781.6

Undeveloped
Offshore China
Bohai	586.3	646.1	581.6	159.3	—	—	608.1
Western South China Sea	414.4	438.7	128.2	1,782.2	—	—	425.2
Eastern South China Sea	340.5	366.3	209.6	204.5	—	—	243.7
East China Sea	63.6	64.4	12.9	836.0	—	—	152.2
Subtotal	1,404.9	1,515.5	932.2	2,982.1	—	—	1,429.2
Overseas
Asia (excluding China)	102.2	141.7	23.8	486.6	—	—	108.5
Oceania	66.6	47.7	4.6	108.7	—	—	25.9
Africa	91.5	96.5	95.5	—	—	—	95.5
North America (excluding Canada)	248.3	116.5	122.2	195.6	—	—	154.5
Canada	—	561.4	—	41.2	523.7	31.4	562.0
Europe	—	38.0	27.6	1.6	—	—	27.9
Subtotal	508.6	1,001.8	273.7	833.8	523.7	31.4	974.2
Total Undeveloped	1,913.5	2,517.3	1,205.9	3,815.9	523.7	31.4	2,403.4

TOTAL PROVED	3,202.6	4,138.7	2,258.5	6,730.8	749.9	31.4	4,185.0
Equity method investees	289.3	288.9	200.4	537.3	—	—	293.0
Total with equity method investees	3,491.9	4,427.6	2,458.9	7,268.1	749.9	31.4	4,478.0

(1)
In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, Indonesia in Asia and Yacheng 13-1/13-4 gas fields in the Western South China Sea, which we have used energy equivalence for such conversion purpose.

(2)
As Canada contained over 15% of our total proved reserves as at the end of 2013, our proved reserves and production data in Canada are disclosed separately for year 2013. For year 2012 and prior, reserves in Canada were included in North America (if applicable) and disclosed on a combined basis.

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude and Liquids Reserves
(mmbbls)

	As of December 31,		As of December 31, 2014
	2012	2013	Developed		Undeveloped		Total
Offshore China
Bohai	1,067.2	1,087.6	530.1		581.6		1,111.7
Western South China Sea	224.8	228.3	81.8		128.2		210.0
Eastern South China Sea	354.0	357.0	142.3		209.6		351.9
East China Sea	19.8	19.8	5.2		12.9		18.0
Subtotal	1,665.7	1,692.6	759.4		932.2		1,691.6
Overseas
Asia (excluding China)	65.0	83.6	23.6		23.8		47.4
Oceania	16.7	15.9	12.0		4.6		16.6
Africa	135.7	155.4	47.1		95.5		142.5
North America (excluding Canada)	297.6	175.0	87.1		122.2		209.3
Canada	—	770.3	226.3	(1)	555.1	(2)	781.4
South America	—	1.7	1.8		—		1.8
Europe	—	166.0	121.5		27.6		149.1
Subtotal	515.0	1,367.8	519.4		828.8		1,348.2
Total	2,180.7	3,060.4	1,278.8		1,761.0		3,039.8
Equity method entities	200.7	199.3	102.4		97.9		200.4
Total with equity method investees	2,381.5	3,259.7	1,381.2		1,858.9		3,240.1

(1)	Including Synthetic oil 226.2 mmbbls and crude oil 0.1 mmbbls.
(2)	Including Synthetic oil 523.7 mmbbls and Bitumen 31.4 mmbbls.

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2014
	2012	2013	Developed	Undeveloped	Total
Offshore China
Bohai	592.5	552.9	321.5	159.3	480.8
Western South China Sea	2,384.9	2,505.4	535.9	1782.2	2318.1
Eastern South China Sea	1,175.7	1,114.2	825.1	204.5	1029.6
East China Sea	305.9	303.1	92.2	836.0	928.3
Subtotal	4,459.0	4,475.6	1774.7	2982.1	4756.8
Overseas
Asia (excluding China)	800.4	889.4	374.6	486.6	861.2
Oceania	409.5	386.0	346.9	108.7	455.7
Africa	—	—	—	—	—
North America (excluding Canada)	336.4	349.6	208.3	195.6	403.9
Canada	—	195.0	191.8	41.2	233.0
South America	—	—	—	—	—
Europe	—	27.8	18.5	1.6	20.2
Subtotal	1,546.3	1,847.7	1,140.2	833.8	1,974.0
Total	6,005.3	6,323.3	2,914.9	3,815.9	6,730.8
Equity method investees	513.7	519.9	334.3	203.0	537.3
Total with equity method investees	6,519.0	6, 843.2	3,249.2	4,018.8	7,268.1

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2014
	2012	2013	Developed	Undeveloped	Total
Offshore China
Bohai	1,165.9	1,179.7	583.7	608.1	1,191.8
Western South China Sea	622.3	649.6	173.5	425.2	598.7
Eastern South China Sea	550.0	542.7	279.8	243.7	523.5
East China Sea	70.7	70.4	20.5	152.2	172.7
Subtotal	2,408.9	2,442.3	1,057.5	1,429.2	2,486.8
Overseas
Asia (excluding China)	207.5	240.6	90.9	108.5	199.4
Oceania	96.8	92.0	80.0	25.9	106.0
Africa	135.7	155.4	47.1	95.5	142.5
North America (excluding Canada)	353.7	233.2	121.4	154.5	275.9
Canada	—	802.8	258.2	562.0	820.2
South America	—	1.7	1.8	—	1.8
Europe	—	170.6	124.6	27.9	152.5
Subtotal	793.7	1,696.4	724.1	974.2	1,698.3
Total	3,202.6	4,138.7	1,781.6	2,403.4	4,185.0
Equity method investees	289.3	288.9	160.1	132.9	293.0
Total with equity method investees	3,491.9	4,427.6	1,941.7	2,536.3	4,478.0

Proved Reserves

As of December 31, 2014, we had proved reserves of 4,478.0 million BOE, including 2,458.9 million barrels of crude oil, 749.9 million barrels of synthetic oil, 31.4 million barrels of bitumen and 7,268.1 bcf of natural gas, representing an increase of 50.4 million BOE as compared to proved reserves of 4,427.6 million BOE as of December 31, 2013.

The changes in our proved reserves mainly include:

● An increase of 534.0 million BOE due to new discoveries and extensions, of which 64.7 million BOE are developed and 469.3 million BOE are undeveloped, details of which are described below:

➢	Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 326.7 million BOE, which are primarily attributable to fields such as Luda 5-2 North, Bozhong 8-4, Kenli 10-4 and Ningbo 22-1 etc.; and

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 207.3 million BOE, which are primarily attributable to oil sands and shale gas fields in Canada, and onshore and offshore fields in the United States.

● A decrease of 40.9 million BOE due to revision of previous estimates;
● A decrease of 14.8 million BOE due to disposal of assets; and
● The production of 432.5 million BOE in 2014.

Proved Undeveloped Reserves (PUD)

As of December 31, 2014, we had proved undeveloped reserves of 2,536.3 million BOE, including 1,303.8 million barrels of crude oil, 523.7 million barrels of synthetic oil, 31.4 million barrels of bitumen and 4,018.8 bcf of natural gas, representing an decrease of 107.0 million BOE as compared to proved undeveloped reserves of 2,643.3 million BOE as of December 31, 2013.

The changes in our proved undeveloped reserves mainly include:

● A decrease of 400.2 million BOE due to PUD converted to Proved Developed reserves (PD);

● A decrease of 177.7 million BOE due to revision of previous estimates;

● An increase of 469.3 million BOE due to new discoveries and extensions, details of which are described below:

➢
☐ Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 284.1 million BOE, which are primarily attributable to fields such as Luda 5-2 North, Bozhong 8-4, Kenli 10-4 and Ningbo 22-1 etc.; and

➢
☐    Overseas: the discoveries and extensions of oil and gas reserves in the amount of 185.3 million BOE which are primarily attributable to oil sands and shale gas fields in Canada, and onshore and offshore fields in the United States.

In 2014, we had in total 400.2 million BOE PUD reserves converted to PD, or the PUD conversion rate was 15%.

In 2014, we spent approximately US$6.0 billion on developing proved undeveloped reserves into proved developed reserves. US$5.5 billion, or 92%, were spent on 29 major development projects in Bohai, Eastern South China Sea, Western South China Sea and Eastern South China Sea in offshore China and Nigeria, the United Kingdom, Canada and the U.S. The remaining 8% was spent mainly on the infill drilling programs in offshore China.

As of December 31, 2014, 137.9 million BOE of our proved undeveloped reserves were first booked before 2010. These proved undeveloped reserves were mainly located in East China Sea, Bohai and Western South China Sea, including (i) 15.1 million BOE in East China Sea, which are under construction; (ii) 54.0 million BOE in Bohai, including QHD29-2/35-2/36-3 oil fields which are planned to be jointly developed with newly discovered extensions; and (iii) 68.8 million BOE in Western South China Sea, including Wenchang 9-2/9-3/10-3 gas fields which are expected to be online in 2016-2017.The development of proved undeveloped reserves relating to the above projects is not expected to be completed within five years from initial booking due to the specific circumstances associated with the relevant development activities and delivery obligations. The Company books proved reserves for which development is scheduled to commence after more than five years only if these proved reserves satisfy the SEC’s standards for attribution of proved status and the Company’s management has reasonable certainty that these proved reserves will be produced.

Qualifications of Reserve Technical Oversight Group and Internal Controls over Proved Reserves

Reserve data contained in this disclosure is based on the definitions and disclosure guidelines contained in the SEC Title 17: “Code of Federal Regulations–Modernization of Oil and Gas Reporting–Final Rule” in the Federal Register (SEC regulations), released on January 14, 2009 and related accounting standards. Our proved reserves estimates were prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the definitions and standards of reserves required by the SEC. Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production decline curves, pressure transient analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on professional judgment and experience.

For 2012, 2013 and 2014, approximately 36%, 52%, and 52%, respectively, of our reserves were evaluated by our internal reserves evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Except as otherwise stated, all amounts of reserves in this report include our interests in equity method investees.

In 2014, we engaged Ryder Scott Company, L.P. and Gaffney, Cline & Associates (Consultants) Pte Ltd. as independent third party consulting firms to perform annual estimates for our net proved oil and gas reserves under our consolidated subsidiaries. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and provides their reserves estimate. These reports have been included as appendices to this document. Of the total net proved oil and gas reserves evaluated by our internal reserve evaluation staff, we engaged independent third party consulting firms Ryder Scott Company, L.P., McDaniel & Associates Consultants Ltd. and DeGolyer and MacNaughton to perform annual audits for over 86% of the internally evaluated reserves to provide validation of our processes and estimates. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and concludes with their opinion concerning the reasonableness of the estimated reserves quantities or reserves processes. These reports have been included as appendices to this document.

Based on the extent and expertise of our internal reserves evaluation resources, our staff’s familiarity with our properties and the controls applied to the evaluation process, we believe that the reliability of our internally generated estimates of reserves and future net revenue is not materially less than that of reserves estimates conducted by an independent qualified reserves evaluator.

Besides engaging third parties to provide annual estimates and audits of our reserves, we also implement rigorous internal control systems that monitor the entire reserves estimation procedures and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules. As part of our efforts to improve the evaluation and oversight of our reserves, we established the Reserve Management Committee, or RMC, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMC’s main responsibilities are to:

•	review our reserve policies;

•	review our proved reserves and other categories of reserves; and

•	select our reserve estimators and auditors.

The RMC follows certain procedures to appoint our internal reserve estimators and reserve auditors, who are required to have undergraduate degrees and at least five years and ten years of experience related to reserves estimation, respectively.

The reserves estimators and auditors are required to be members of a professional society such as China Petroleum Society (CPS), and are required to take the professional training and examinations as required by the professional society and us.

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserves Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has over 30 years’ experience in the oil and gas industry.

Exploration, Development and Production

Summary

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). At the end of 2014, approximately 55.6% of the Company’s net proved reserves and approximately 62.2% of its net production were derived from offshore China.

In its independent operations, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. At the end of 2014, approximately 84% of the Company’s net proved reserves and approximately 74% of its net production in offshore China were derived from independent projects.

In its PSC operations, CNOOC, the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China in cooperation with foreign partners through PSCs. CNOOC has transferred to the Company all of its rights and obligations under all the PSCs (except those relating to its management and regulatory function as a state-owned company), including new PSCs that will be signed in the future.

Overseas, following years of overseas development, the Company has essentially completed the allocation of its global portfolio. Overseas assets represent over 50% of the Company’s total assets. Currently, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom, Brazil and various other countries.

In 2014, the Company continued to promote integration with Nexen and achieved exceptional results. The operation for the Company’s other overseas assets has also progressed in a stable and orderly manner. At the same time, the Company strengthened the overseas operational management, cost control and risk management, with a significant increase in operational efficiency of our overseas assets.

Exploration

Exploration is a top priority for the Company. In 2014, the Company advanced steadily in its exploration work, achieving new breakthroughs in both shallow and deepwater exploration in offshore China and overseas. The Company’s reserve replacement ratio reached 112% in 2014.

The Company’s exploration investments and activities in offshore China remained at a high level.

Approximately 20,500 km of 2D seismic data was acquired by independent exploration and approximately 22,800 km² of 3D seismic data was acquired by independent and PSC exploration, coupled with the completion of the drilling of 117 exploration wells. The Company also completed 31 unconventional wells in onshore China. A total of 15 new discoveries were made and 17 oil and gas structures were successfully appraised, resulting in a success rate of 50-70% in independent exploration wells in offshore China.

In 2014, the Company implemented a proactive exploration strategy in offshore China and had successful achievements in exploration, mainly including the following:

1. We discovered and summarized a new model of hydrocarbon accumulation for guidance of deepwater exploration. The first major independent deepwater natural gas discovery offshore China, Lingshui 17-2, was achieved. The same model was applied in the exploration in Ledong Trough, leading to the new discovery of Lingshui 25-1.

2. Breakthroughs were obtained in Bohai by adopting new exploration knowledge. Exploration in new strata in Liaodong Bay led to the new discovery of Jinzhou 23-2. The discovery of Bozhong 22-1 demonstrated the huge potential of Bohai’s deep zone natural gas resource. Large-sized Luda 21-2 oilfield and Bozhong 8-4 oilfield were successfully appraised.

3. Through technological advancement and knowledge breakthrough, we promoted integration of exploration and development, and achieved the successful appraisal of Wushi 17-2 oilfield, increasing its high quality reserves of crude oil.

4. Progress was made in the exploration of the Paleogene zone in the Pearl River Mouth Basin. The discovery of the Lufeng 14-4 structure made it possible to “jointly develop various smaller fields together with a big field” in the region.

The above achievements further consolidated the position of offshore China as the Company’s core region and demonstrated the Company’s unique advantage in offshore China.

In overseas exploration, the Company implemented an optimized investment portfolio strategy focusing on key regions, and made substantial progress in major projects. A total of five new discoveries, including Rydberg in the U.S Gulf of Mexico, Rii-B in Uganda, Blackjack and Ravel in the UK North Sea and a discovery in OML138, Usan area in Nigeria, as well as a successful appraisal of one oil and gas structure, were achieved. The NW1 well-drilling in the Libra project in Brazil further reinforced the confidence for exploration and appraisal in the block. These achievements presented a broad prospect of the Company’s overseas exploration.

In addition, the Company obtained significant progress in unconventional gas exploration in onshore China, where reservoirs were discovered in a number of exploration wells completed in 2014.

In 2014, the Company strengthened its technology advancements on exploration work and continued to overcome the bottleneck in exploration technology, and achieved successes in technological innovation such as the modularization of ground equipment for deepwater testing. In addition, the Company proactively enhanced its exploration portfolio to improve the success rate of exploration; focused on the discovery of economically valuable reserves through optimization of exploration projects and structural adjustments; and streamlined operation organization to strengthen execution. At the same time, the Company not only enhanced the management of operation sites, but also the integration of exploration and development and overseas exploration management, enabling more effective control on exploration costs while improving exploration efficiency.

The Company’s major exploration activities in 2014 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China
Bohai	14	33	1	–	5	–	24	–	–	–	1,765	–
Eastern South China Sea	10	3	1	–	3	–	2	–	11,730	–	5,088	1,648
Western South China Sea	21	21	1	1	5	1	12	1	4,650	–	7,723	2,613
East China Sea	5	6	–	–	1	–	5	–	4,098	–	3,377	612
Subtotal	50	63	3	1	14	1	43	1	20,477	–	17,953	4,873
Overseas	–	–	16	5	–	5	–	4	–	500	–	3,475
Total	50	63	19	6	14	6	43	5	20,477	500	17,953	8,348

Engineering Construction, Development and Production

In 2014, the Company, by carefully allocating its operational resources, made successful progress in engineering construction and achieved impressive results in engineering construction, development and production operations.

In 2014, the Company’s net oil and gas production reached 432.5 million BOE, representing a year-on-year increase of 5.1%, achieving the production target of 422-435 million BOE set at the beginning of the year. Currently, the new projects planned to commence production in 2014, including Kenli 3-2 oilfields, Wenchang 13-6, Panyu 10-2/5/8, Panyu 34-1/35-1/35-2 and Enping 24-2, all came on stream. The Golden Eagle regional development project in the UK North Sea also started production. Most projects came on stream ahead of schedule. In addition, new projects planned in 2015 including Huizhou 25-8/Xijiang 24-3 oilfield Xijiang 24-1 district joint development project, Liuhua 34-2 gas field and K1A oil sands project in Canada came on stream ahead of schedule in 2014.

In 2014, the Company’s development and production operations were subject to various pressures, including restrained production capacity of Eastern South China Sea gas fields due to weak downstream market demand, uncertainty of a few new projects in meeting the production target, typhoons and significant increases in operating costs of mature oilfields. To address these challenges, the Company implemented the following measures and achieved its annual development and production targets:

First, ensuring the integrity of our production facilities and equipment in oil and gas fields and the safe and stable production, which included: strengthening risk identification systems to achieve record-low number of equipment accidents; optimizing maintenance plans to reduce the impacts on production; and standardizing engineering design to solidify the foundation for reliable set up of equipment and facilities at the design and construction stage.

Second, implementing a number of measures simultaneously to stabilize production volume. Through our efforts, new oil and gas fields including the Suizhong 36-1 Phase II Adjustment project, Wenchang 8-3 East and Weizhou 6-12 came on stream during the year, contributing to the Company’s production growth. Through scientific planning and proactive promotion, the workload and production volume contribution of oil, gas and water wells achieved our expectation. Through replacing large pumps, acidifying, workovers and a number of other measures, the decline rate was effectively lowered, thereby maintaining the basic production volume.

Third, actively tracking progress to ensure more infill drilling wells were put into production. In 2014, the number of domestic infill drilling wells put into production and their overall initial production volume exceeded expectations.

Fourth, promoting the integration of exploration and development, as well as speeding up the construction and production of oil and gas fields. Through collaborative efforts, most development projects commenced production one to two months ahead of schedule.

Fifth, refining the study of reservoirs and improving the development of oilfields to promote stable production. The Company strengthened refined studies on geological reservoirs to ensure the production measures were based on the reservoirs. The increase in infill drilling wells in oilfields such as Bozhong 28-2 South and Bozhong 29-4 contributed to the production growth.

Sixth, strengthening the management of specialized cost items and enhancing efficiency to reduce costs from the roots. In accordance with the requirements of “the Year of Quality and Efficiency”, the Company implemented specialized cost control measures targeting the major subjects of development investment and operating costs, which included: ODP design optimization to control cost from the roots; specialized management of the operating costs of oil wells to improve efficiency and control costs; and specialized management on maintenance costs to fully realize cost control potential.

In 2015, the Company will utilize its full capacity in onshore construction and offshore installation. A total of seven new projects are expected to commence production, including Jinzhou 9-3 oilfield comprehensive adjustment, Bozhong 28/34 oilfields comprehensive adjustment and Kenli 10-1 oilfield. Other oil and gas fields are expected to commence production in the coming years and will inject new impetus into the Company’s production growth in the medium-to-long term.

In 2015, the Company’s development and production is expected to face a relatively harsh external environment, including low oil prices and a weak demand in the natural gas market. The Company will implement its various tasks with emphasis on the following areas:

First, the Company will focus on meeting its annual production target. The Company has set its net production target at 475-495 million BOE in 2015. To achieve this target, we will carefully coordinate our resources to facilitate the timely commencement of production of new projects; control production decline rate and maintain baseline production at existing oil and gas fields; develop natural gas downstream market to release production capacity; optimize planned maintenance of projects; enhance the deployment of measures such as infill drilling wells to increase production; improve the effectiveness of standard measures.

Second, the Company will continue to focus on cost control and efficiency. In 2015, the Company will continue to implement various measures for “the Year of Quality and Efficiency”. The focus of our cost-saving measures with respect to development and production will be directed to the following aspects: adjusting the management model according to better governance; tightening the management of operating costs; optimizing production capital expenditure investment; and introducing innovative management mechanisms to control costs effectively.

Third, the Company will plan in advance the realization of production output in 2016 and 2017. We will strengthen the preliminary research on new projects and review of reservoir plans, accelerate the development of China's natural gas market, and promote the construction of new projects in order to fulfill our medium-to-long term production growth target.

With the above initiatives, the Company will strive to achieve its annual production growth target and lay a solid foundation for its long-term sustainable growth.

Regional Overview

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. At the end of 2014, the reserves and daily production volume in Bohai were 1,191.8 million BOE and 426,913 BOE/day, respectively, representing approximately 26.6% and 36.0% of the Company’s total reserves and daily production, respectively. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In 2014, the Company made five successful discoveries in Bohai, namely Bozhong 22-1, Luda 16-3 South, Kenli 16-1, Jinzhou 23-2 and Caofeidian 6-4. In addition, the Company also successfully appraised eight oil and gas structures, including Bozhong 8-4, Bozhong 34-9, Kenli 10-4, Kenli 10-2, Luda 21-2, Jinzhou 23-2, Penglai 15-2 and Penglai 13-2. The Company’s major accomplishments in Bohai included:

First, we advocated innovation and encouraged new concepts for exploration. Major breakthroughs were achieved in the exploration of the Neogene zone of Jinzhou 23-2 structure following a transition from medium-to-deep oil and gas to shallow oil and gas exploration.

Second, two major successful appraisals were completed, which included: refined appraisal of Luda 21-2 oilfield of complex fault blocks and high abundance, and efficient appraisal of Bozhong 8-4 oilfield of complex fault blocks.

Third, the discovery of Bozhong 22-1 demonstrated the huge potential of deep zone natural gas resources in Bohai.

Benefiting from these new discoveries and successful appraisals, the reserve replacement ratio in Bohai reached 108% in 2014, further reflecting Bohai’s potential as a core production region for the Company.

For development and production, the production commencement of Kenli 3-2 oilfields was another accomplishment brought by the efficiency enhancement of oil and gas fields under the Company’s joint development of oil and gas fields in accordance with the regional development concept.

Western South China Sea

Western South China Sea is one of the most important natural gas production areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. At the end of 2014, the reserves and daily production volume in Western South China Sea reached 598.7 million BOE and 138,972 BOE/day, respectively, representing approximately 13.4% and 11.7%, respectively, of the Company’s total reserves and daily production.

In 2014, the Company made five new independent discoveries in Western South China Sea, namely Weizhou 6-13, Lingshui 17-2, Lingshui 13-2, Lingshui 25-1 and Wenchang 19-6. We also made a new discovery under PSC, namely Weizhou 12-10. Among these, Lingshui 17-2 was the first major natural gas discovery in independent deepwater exploration in offshore China. In addition, the high quality reservoir discovered in Wushi 17-2 laid the foundation for establishing the second oil producing region in the Beibu Gulf. A total of five successful appraisals were obtained, namely Weizhou 12-11, Wushi 17-2, Lingshui 17-2, Lingshui 13-2 and Wenchang 19-6.

In 2014, commencement of the production of Wenchang 13-6 in Western South China Sea contributed to the production growth of the region.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. At the end of 2014, the reserves and daily production volume in Eastern South China Sea reached 523.5 million BOE and 163,970 BOE/ day, respectively, representing approximately 11.7% and 13.8%, respectively, of the Company’s total reserves and daily production.

In 2014, the Company made three independent discoveries in Eastern South China Sea, namely Liuhua 27-1, Liuhua 28-2 and Lufeng 14-4. In addition, two successful appraisals of oil and gas structures were completed, namely Liuhua 28-2 and Lufeng 14-4.

In 2014, the construction of the Company’s new projects in Eastern South China Sea proceeded efficiently and safely. New oil and gas fields including Liwan 3-1 gas field, Panyu 10-2/5/8, Enping 24-2, Huizhou 25-8 oilfields / Xijiang 24-3 oilfield Xijiang 24-1 district joint development project , Panyu 34-1 / 35-1 / 35-2 projects, Lufeng 7-2 and Liuhua 34-2 gas fields came on stream.

East China Sea

The typical water depth of the Company’s operation area in the East China Sea region is approximately 90 meters. At the end of 2014, approximately 3.9% of the Company’s reserves and 0.6% of the Company’s production were derived from the East China Sea.

In 2014, the Company made an important new natural gas discovery of Ningbo 22-1 in the East China Sea, which consolidated the resource base for sustainable development in the region.

Overseas

Asia (excluding China)

Asia (excluding China) was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets mainly in Indonesia and Iraq. At the end of 2014, the reserves and daily production volume derived from Asia (excluding China) reached 199.4 million BOE and 65,280 BOE/day, respectively, representing approximately 4.5% and 5.5%, respectively, of the Company’s total reserves and daily production.

Indonesia

As of the end of 2014, the Company’s asset portfolio in Indonesia consisted of three development and production blocks and one block under construction, among which, the Company acted as the operator for the PSC block in Southeast Sumatra while the Madura Strait PSC was a joint operation block. Meanwhile, the Company also holds non-operating working interests in Malacca PSC.

The Company owns approximately 13.90% interest in the Tangguh LNG Project in Indonesia. Phase I of the Tangguh Project was completed and commenced production by the end of 2009, and has maintained a stable production volume with exceptional results. Currently, the Tangguh Project is preparing for the development of the third LNG train in Phase II, which is expected to be completed and commence production in 2019.

In 2014, faced with many challenges such as aging production facilities and typhoons in the Southeast Sumatra Project, the Company deeply studied reservoirs delineation and residue oil distribution, further explored the potential of oilfields, reperforated in old wells and applied new technology, achieving desirable results.

Iraq

In 2010, the Company entered into a technical service contract in relation to the development and production of the Missan oilfields in Iraq. Under the contract, CNOOC Limited acts as the lead contractor of these oilfields and owns a 63.75% participating interest. The project entered the cost recovery period in 2012 and began to contribute to the Company’s production growth.

In 2014, faced with the grim security condition in Iraq, declining production of mature oilfields and other difficulties, the Company coordinated the development and production operations, strengthened technical support, optimized the operating mechanism and operation of oil wells, and strove to increase the production of mature wells. The newly drilled horizontal wells in Missan oilfields achieved the expected production level. In 2014, the production of Missan oilfields increased steadily and reached approximately 22,000 barrels per day.

Other Regions in Asia

In addition, the Company owns interests in several exploration blocks in Qatar.

Oceania

Currently, the Company’s oil and gas assets in Oceania are located in Australia and Papua New Guinea. At the end of 2014, the reserves and daily production volume derived from Oceania reached 106.0 million BOE and 26,092 BOE/day, respectively, representing approximately 2.4% and 2.2%, respectively, of the Company’s total reserves and daily production.

Australia

The Company owns 5.3% interest in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2014, the North West Shelf LNG Project generated a stable production and healthy returns.

The Company also owns exploration blocks in Australia, which are currently under appraisal.

Other Regions in Oceania

The Company owns interests in several blocks in Papua New Guinea. These blocks are still under exploration.

Africa

Africa is a relatively large oil and gas reserves and production base for the Company. The Company’s assets in Africa are primarily located in Nigeria and Uganda. At the end of 2014, the reserves and daily production volume derived from Africa reached 142.5 million BOE and 76,838 BOE/day, respectively, representing approximately 3.2% and 6.5%, respectively, of the Company’s total reserves and daily production.

Nigeria

The Company owns 45% interest in the OML130 block in Nigeria, which is a deepwater project comprised of four oilfields, namely, Akpo, Egina, Egina South and Preowei. The Akpo oilfield commenced production in March 2009. In 2014, the Akpo oilfield maintained a stable production and its net production reached approximately 56,000 barrels per day.

In 2013, TOTAL S.A., the operator of the Egina project, announced that the final investment decision for the Egina field had been approved and the project entered into the engineering construction phase.

In addition, Nexen Petroleum Nigeria Limited holds a 20% non-operating interest in each of the two offshore oilfields, namely, Usan and Usan West in the OML138 block, together with a number of other discoveries and exploration targets. The Usan oilfield commenced production in early 2012 and its production continued to increase. Nexen Petroleum Nigeria Limited made a new discovery in the Usan area in 2014.

We plan to utilize the synergy of Usan, Usan West and the OML130 Project to establish an oil and gas production base in West Africa.

Uganda

The Company owns one-third of the interest in each of EA 1, 2 and 3A in Uganda. EA 1, 2 and 3A are located at Lake Albert Basin in Uganda, which is one of the most promising basins for oil and gas resources in Africa.

In 2014, we made a new discovery of Rii-B in Uganda. In addition, as the operator of EA 3A, the Company took great efforts to promote the development of the Kingfisher oilfield. The field is still under research in the preliminary development stage, and has currently completed the Pre-FEED of the crude oil pipeline.

In 2014, the FDP / PRR preparation for all oil and gas fields (excluding Kingfisher) in the reserved region in the EA1 and EA2 blocks were completed and submitted to the government of Uganda for the application of the production licenses, and is currently awaiting the government’s approval.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company also owns interests in several blocks in Equatorial Guinea, the Republic of Congo, Algeria and the Gabonese Republic.

North America

North America made the biggest overseas reserves and production contribution for the Company. The Company holds interests in oil and gas assets in the U.S., Canada and Trinidad and Tobago in North America, as well as part of the shares of MEG Energy Corporation in Canada. At the end of 2014, the Company’s reserves and daily production volume derived from North America reached 1,096.1 million BOE and 136,166 BOE/day, respectively, representing approximately 24.5% and 11.5%, respectively, of the Company’s total reserves and daily production.

The U.S.

The Company currently holds 33.3% interest in two shale oil and gas projects in the U.S., namely the Eagle Ford and Niobrara shale oil and gas projects.

In 2014, along with the increasing number of wells drilled in the Eagle Ford project, we gained a clearer understanding of the underground resources. The Company has worked closely with the operator, and divided the Eagle Ford project into primary production area, secondary production area and potential area according to single-well economics and implemented different operating strategies. By accelerating the development of high-quality assets, production has grown for three consecutive years and its net production reached approximately 53,000 BOE/day. At the same time, the identification of the core region of the Powder River Basin for the Niobrara project began to make contribution to the Company.

Development of shale oil and gas resources has become an important area in upstream oil and gas development, and will support the sustainable growth of the Company.

In addition, the Company owns a number of exploration blocks in the U.S. Gulf of Mexico through its wholly-owned subsidiary, Nexen. In 2014, Nexen made the new discovery of Rydberg in the Gulf of Mexico. The Company also owns interests in several exploration blocks offshore Alaska.

Canada

Canada is one of the world’s major regions with rich oil sands resources. As oil sands are one of the new growth areas of oil and gas exploration and development in the future, participation in oil sands development will be favorable to the sustainable growth of the Company.

In 2013, the Company completed the acquisition of the entire interest of Nexen in Canada. The assets of Nexen are mainly distributed in Canada, the UK North Sea, offshore Nigeria and the U.S. Gulf of Mexico. In Canada, the Company owns the entire working interest in the oil sands project located at Long Lake as well as three other oil sands projects in the Athabasca region in northeastern Alberta.

In 2014, the Company continued the development of the Long Lake project and improved its performance. Its net production increased to approximately 31,000 BOE/day. For the oil sands project in Canada, the Company will leverage its overall advantages, improve cost efficiency and control the pace of investment to provide a solid resource safeguard for its long-term development.

In addition, the Company holds 12.39% of the shares of MEG Energy Corporation in Canada, which is listed on the Toronto Stock Exchange. The Company also owns a 60% interest in Northern Cross (Yukon) Limited, which owns oil and gas exploration blocks in the Yukon area in Canada.

Other Regions in North America

The Company owns a 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago, of which the 2C block is in production. In 2014, with the region's crude oil entering the post development stage, the Company reduced accidental shutdowns and increased the production efficiency by optimizing gas injection, facilities and equipment integration management, maintenance and other measures, resulting in production volume that exceeded the Company’s expectation.

South America

In South America, the Company mainly holds a 50% interest in Bridas Corporation (“Bridas”) in Argentina and a 10% interest in the PSC of the Libra oilfield in Brazil, among which, the Company’s 50% interest in Bridas is accounted for by the equity method. At the end of 2014, the Company’s reserves and daily production volume derived from South America reached 293.5 million BOE and 46,963 BOE/day, respectively, representing approximately 6.6% and 4.0%, respectively, of the Company’s total reserves and daily production.

Argentina

The Company and Bridas Energy Holding each hold 50% shareholding interest in Bridas and make joint management decisions. Bridas holds 40% interest in Pan American Energy (“PAE”) in Argentina. Bridas is engaged in oil and gas exploration and production activities in Argentina mainly through its affiliates (including the interest in PAE).

In 2014, the Company strove to maintain normal operations and production in the operating areas, and endeavored to overcome the bottleneck of operational resources, coordinate resources and improve operational efficiency. The production of Bridas increased slightly to approximately 46,000 BOE/day.

Brazil

The Company holds a 10% interest in the Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of about 1,550 km2 and a water depth of about 2,000 meters.

In 2014, the exploration and appraisal work on the Libra project progressed smoothly. The drilling of the NW1 well further reinforced the confidence for exploration and appraisal in the block.

Brazil is one of the world’s most important deepwater oil and gas development regions. The Company will fully leverage the development opportunities in Libra, Brazil to establish a new production growth point.

Other Regions in South America

In South America, the Company also holds interests in several exploration and production blocks in Colombia.

Europe

The Company holds interests in several oil and gas fields such as Buzzard and Golden Eagle in the UK North Sea. At the end of 2014, the Company’s reserves and daily production volume derived from Europe reached 152.5 million BOE and 96,370 BOE/day, respectively, representing approximately 3.4% and 8.1%, respectively, of the Company’s total reserves and daily production.

United Kingdom

The Company’s asset portfolio in the North Sea consists of projects under production, development and exploration, mainly including: a 43.2% interest in the Buzzard oilfield, one of the largest oilfields in the North Sea, making the Company one of the largest crude oil producers in the North Sea, and a 36.5% interest in the Golden Eagle block which commenced production in 2014.

In 2014, the Company made two new discoveries in the North Sea, namely, Blackjack and Ravel.

The United Kingdom is one of the Company’s key overseas development areas as several key projects such as Buzzard and Golden Eagle contributed considerably to the Company’s production. In 2014, the net production of Buzzard oilfields reached approximately 68,000 barrels per day. In the future, we will continue to intensify our efforts on the oil and gas development in the UK, and actively look for potential exploration and development blocks in order to achieve a stable and sustainable development in the region.

Other Regions in Europe

The Company holds a license issued by the government of Iceland for carrying out oil exploration operations in the Norwegian Sea in Northeastern Iceland.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales price and average production cost (excluding ad valorem and severance taxes) in the years of 2012, 2013 and 2014.

	Net Production			Average Sales Price		Average Production Cost
	Total	Crude and Liquids	Gas	Crude and Liquids	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/Mmcf)	(US$/ BOE)
2014
Offshore China
Bohai	426,913	403,927	137.9	—	—	—
Western South China Sea	138,972	80,493	341.7	—	—	—
Eastern South China Sea	163,970	141,166	136.8	—	—	—
East China Sea	5,678	1,206	26.8	—	—	—
Subtotal	735,533	626,791	643.3	98.19	7,573	9.73
Overseas
Asia (excluding China)	65,280	37,237	154.4	95.23	9,636	18.21
Oceania	26,092	4,297	111.2	100.08	3,163	9.41
Africa	76,838	76,838	—	96.91	—	9.19
North America (excluding Canada)	68,396	49,814	112.7	73.47	752	6.57
Canada	67,770	48,183	117.5	85.66	3,690	41.09
South America	1,058	1,058	—	86.36	5,120	14.80
Europe	96,370	87,918	50.7	97.79	7,206	12.69
Subtotal	401,804	305,345	546.6	91.62	5,120	16.45
Total	1,137,337	932,137	1,189.9	96.04	6,445	12.11
Equity method investees	47,640	23,510	140.2	—	—	—

2013
Offshore China
Bohai	413,650	392,413	127.4	—	—	—
Western South China Sea	132,284	75,606	330.5	—	—	—
Eastern South China Sea	166,778	141,545	151.4	—	—	—
East China Sea	5,072	872	25.2	—	—	—
Subtotal	717,784	610,435	634.5	106.86	6,323	10.06
Overseas
Asia (excluding China)	54,529	28,997	140.3	105.40	8,193	23.65
Oceania	23,909	4,533	98.2	118.48	3,151	9.61
Africa	77,343	77,343	—	108.29	—	7.54
North America (excluding Canada)	62,496	44,245	109.5	79.59	3,632	8.47
Canada	57,534	39,872	106.0	90.52	2,901	45.58
South America	960	960	—	97.62	—	13.98
Europe	88,241	83,460	28.7	103.58	9,700	12.38
Subtotal	365,010	279,409	482.7	99.67	5,067	17.42
Total	1,082,795	889,845	1,117.1	104.60	5,780	12.54
Equity method investees	45,173	22,758	130.2	—	—	—

2012
Offshore China
Bohai	432,285	411,642	123.9	—	—	—
Western South China Sea	135,007	72,672	364.1	—	—	—
Eastern South China Sea	155,070	130,266	148.8	—	—	—
East China Sea	4,925	542	26.3	—	—	—
Subtotal	727,287	615,122	663.1	111.71	6,019	9.28
Overseas
Asia (excluding China)	43,752	14,883	157.8	112.38	7,752	23.58
Oceania	24,628	4,846	101.1	99.73	3,171	9.26
Africa	56,998	56,998	—	111.39	—	9.41
North America	36,183	27,896	49.7	82.83	1,426	23.80
Subtotal	161,561	104,623	308.6	103.38	5,232	16.45
Total	888,848	719,745	971.7	110.48	5,769	10.58
Equity method investees	46,767	23,020	138.0	—	—	—

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2012, 2013 and 2014.

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2014
Offshore China
Independent
Bohai	47	29	18	272	272	—
Western South China Sea	42	17	25	47	47	—
Eastern South China Sea	13	5	8	43	43	—
East China Sea	11	6	5	—	—	—
Subtotal	113	57	56	362	362	—
PSCs
Bohai	1	—	1	91.4	91.4	—
Western South China Sea	2	2	—	0.6	0.6	—
Eastern South China Sea	1	—	1	14.9	14.9	—
East China Sea	—	—	—	6.5	6.5	—
Subtotal	4	2	2	113.4	113.4	—
Overseas
Asia (excluding China)	1.3	0.1	1.2	11.1	11.1	—
Oceania	—	—	—	—	—	—
Africa	2.8	1.3	1.5	2.4	2.4	—
North America	1.0	0.1	0.9	365.8	365.8	—
South America	—	—	—	0.8	0.8	—
Europe	2.2	1.4	0.8	3.0	3.0	—
Subtotal	7.3	2.9	4.4	383.1	383.1	—

2013
Offshore China
Independent
Bohai	39	28	11	161	161	—
Western South China Sea	38	15	23	26	26	—
Eastern South China Sea	15	1	14	13	13	—
East China Sea	5	3	2	—	—	—
Subtotal	97	47	50	200	200	—
PSCs
Bohai	—	—	—	67	67	—
Western South China Sea	3	—	3	8.4	8.4	—
Eastern South China Sea	—	—	—	29.5	29. 5	—
East China Sea	—	—	—	2.0	2.0	—
Subtotal	3	—	3	106.9	106.9	—
Overseas
Asia (excluding China)	1.9	1.5	0.4	8.5	8.5	—
Oceania	—	—	—	—	—	—
Africa	7.4	5.9	1.5	4.0	4.0	—
North America	0.9	0.3	0.6	186.7	186.4	—
South America	1.0	—	1.0	0.2	0.2	—
Europe	1.4	1.0	0.4	2.9	2.9	—
Subtotal	12.6	8.7	3.9	202.3	202.0	—

2012
Offshore China
Independent
Bohai	50	35	15	101	101	—
Western South China Sea	24	9	15	29	29	—
Eastern South China Sea	15	4	11	20	19	1
East China Sea	7	5	2	—	—	—
Subtotal	96	53	43	150	149	1
PSCs
Bohai	—	—	—	25	25	—
Western South China Sea	3	1	2	—	—	—
Eastern South China Sea	—	—	—	11	11.3	—
East China Sea	—	—	—	2	2	—
Subtotal	3	1	2	38	38	—
Overseas
Asia (excluding China)	8.2	3.4	4.8	14.5	14.5	—
Oceania	—	—	—	—	—	—
Africa	7.4	5.8	1.6	0.9	0.9	—
North America	60.9	60.7	0.2	127.3	127.3	—
Subtotal	76.5	69.6	6.6	142.7	142.7	—

Present Activities

The following tables set forth our present activities as of December 31, 2014.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai	15	13.5	508	456.7
Western South China Sea	18	18	24	24
Eastern South China Sea	22	20.5	—	—
East China Sea	4	2	—	—
Subtotal	59	54.0	532	480.7
Overseas
Asia (excluding China)	6	5.1	—	—
Oceania	—	—	—	—
Africa	3	1.2	—	—
North America	42	16.3	—	—
South America	1	0.1	24	4.8
Europe	1	0.4	1	0.4
Subtotal	53	23.1	25	5.2

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2014.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Crude and Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai	1,899	1,635.3	25	25.0	2,497	2,497	43,068	43,068
Western South China Sea	248	227.9	74	69.5	1,863	1,863	73,388	73,388
Eastern South China Sea	359	317.6	30	26.1	2,534	2,534	55,424	55,424
East China Sea	18	6.4	43	18.9	85	85	85,413	85,413
Subtotal	2,524	2,187.1	172	139.5	6,979	6,979	257,292	257,292
Overseas
Asia (excluding China)	601	369.9	25	15.0	18,604	7,437	28,922	15,121
Africa	39	13.0	—	—	1,307	585	24,134	6,514
Oceania	—	—	48	2.5	3,950	209	41,766	33,333
North America	117	12.0	—	—	523	138	5,141	1,920
South America	5,984	1,430.1	1,258	306.2	5,966	1,193	2,840	795
Europe	78	39.0	2	1.0	115	61	15,233	7,954
Subtotal	6,819	1,864.0	1,333	324.7	30,465	9,623	118,036	65,637
Total	9,343	4,051.2	1,505	464.2	37,444	16,602	375,328	322,929

The gross acreage disclosed above includes the total number of acres in major blocks that we own an interest. The net acreage includes our wholly owned interests and the sum of our fractional interests in gross acreage.

Delivery Commitment

We have certain delivery commitments under the take-or-pay contracts for sales of natural gas. In 2014, the annual sales from our largest gas contract contributed to only approximately 0.3% of our total oil and gas sales and the total revenues from gas sales accounted for approximately 6.3% of our total revenues in 2014. Moreover, the total gas quantities that are subject to delivery commitments under existing contracts or agreements are not significant to the Company. Therefore, we believe that we did not have any material delivery commitment as of the end of 2014.

Sales and Marketing

Sales of Crude Oil

The Company sells its crude oil produced offshore China to the PRC market mainly through CNOOC China Limited, its wholly-owned subsidiary. The Company sells its crude oil produced overseas to international and domestic markets mainly through another wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd. Nexen Energy ULC, a wholly-owned subsidiary of the Company, located in Canada, sells its crude oil and synthetic oil to international markets separately.

The Company’s crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay Renminbi. The Company currently sells three types of crude oil in China, namely, heavy crude, medium crude and light crude, which are benchmarked by Duri, Daqing, and Tapis, respectively, all of which are the benchmarking crude oil prices in the Far East. The Company’s major customers in China are Sinopec Petrochina and CNOOC. The crude oil produced overseas and sold in the international markets is benchmarked at the Brent and WTI oil prices.

In 2014, the world economy has lost its growth momentum, and global oil supply became relatively sufficient. Affected by the U.S. shale gas production, geopolitical and market factors, the international oil prices began to fall sharply from the second half of the year. The overall fuel oil market in Asia was negatively affected by its weak supply and demand ratio and the movement of international crude oil futures, resulting in a relatively weak growth trend.

Due to the sharp decline in international oil prices as well as the weaker economic fundamentals and demand for oil products in the Asia-Pacific region as compared to the previous year, there was a relatively high pressure on the selling price of the Company’s crude oil. In 2014, the Company’s average realized oil price was US$96.04/barrel, representing a decrease of 8.2% from the previous year.

The table below sets forth the sales and marketing volumes in offshore China for each of these types of crude oil for the periods indicated.

	Year ended December 31,
		2012	2013	2014
Sales and Marketing Volumes (mmbbls)(1)	Benchmark Prices
Light Crude	PLATTS Tapis(2)	14.1	12.4	10.6
Medium Crude	Daqing OSP(3)	120.2	126.7	130.4
Heavy Crude	ICP Duri(4)	123.5	128.3	125.2

(1)	Includes the sales volumes of us and our foreign partners under production sharing contracts.
(2)	Tapis is a light crude oil produced in Malaysia.
(3)	Daqing official selling price. Daqing is a medium crude oil produced in northeast China.
(4)	Duri is a heavy crude oil produced in Indonesia. The Indonesian crude price (“ICP”) Duri has been the sole benchmark price for heavy crude since 2006.

Sales of Natural Gas

The Company’s natural gas sales prices are mainly determined by the Company’s negotiations with its customers. The Company’s natural gas sales agreements are generally long-term contracts, which normally provide a periodic price adjustment mechanism. The Company’s natural gas customers are primarily located in the Southeastern coast of China and mainly include Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, China BlueChemical Ltd, etc.

The LNG sourced by the Company from the North West Shelf LNG Project in Australia and the Tangguh LNG Project in Indonesia is mainly based on long-term supply contracts and is sold to various customers in the Asia-Pacific region, including LNG Terminals in Dapeng, Guangdong and Putian Fujian, China.

In 2014, the natural gas sales of the Company were under pressure due to the weak demand of coastal Southern China. The Company’s average realized natural gas price was US$6.44/mcf, representing a 11.4% increase over the previous year, primarily due to: on the one hand, benefiting from the Chinese government’s gradual onshore natural gas price reform, the Company adjusted its sales price to major natural gas customers through negotiation; on the other hand, the production from new gas fields recorded higher prices; there was also an increase in the sales price of natural gas in certain regions overseas.

To cope with the current shortage of natural gas demand by downstream users, the Company will coordinate related designs, approvals and gas price negotiations with downstream customers, with an aim to promote a stable production of oil and gas fields in production and the development of oil and gas fields under construction.

Apart from the above sales activities, Nexen, a wholly-owned subsidiary of the Company, is engaged in the purchase and sales of oil and gas products from third parties, as well as trading derivatives to mitigate risks arising from oil and gas price fluctuations.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2012	2013	2014
Average Realized Prices
Crude and Liquids (US$/bbl)	110.48	104.60	96.04
Natural Gas (US$/mcf)	5.77	5.78	6.44

West Texas Intermediate (US$/bbl)	94.10	98.01	93.03

The international benchmark crude oil price, West Texas Intermediate, was US$53.27 per barrel as of December 31, 2014 and US$47.60 per barrel as of March 31, 2015.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2012	2013	2014
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	184,619	191,764	178,822
Revenues sourced outside the PRC	63,008	94,093	95,812
Total revenues	247,627	285,857	274,634
% of revenues sourced outside the PRC	25.4%	32.9%	34.9%

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

Research and Development

In 2014, the Company continued to implement its “Technology-driven Strategy” through further reform in science and technology systems as well as improving its technological innovation system. The Company set up scientific research platform construction projects, such as the “National Engineering Laboratory Phase I Project for Offshore Oil Exploration”, to improve the capability of its proprietary innovation. The Company increased reserves and production and enhanced cost efficiency through technological innovation, with certain research findings being applied to operations and generating positive results. “The Development and Application of Ultradeepwater Semi-submersible Drilling Platform” and “The Critical Technology and Industrial Application of Offshore Drilling Riserpipe” were honored with the Special National Technological Progress Award of China and Second prize of National Technological Invention Award ,respectively, in 2014.

Major Scientific Project Development

In 2014, with a view to strengthen key technologies and to provide support for sustainable development, the Company focused on major directions and technologies which included: exploration and development technology for deepwater oil and gas fields, offshore heavy oil fields and fields with low porosity and permeability, production enhancement at producing fields, offshore oil and gas fields regional development and marginal fields development, and development of high-temperature/ ultra-pressure and high-temperature/ low-pressure gas fields in South China Sea.

In addition, the Company undertook a number of national science and technology projects such as “Development of Large-scale Oil and Gas Fields and Coalbed Methane” and obtained various achievements such as geological understanding of and exploration breakthrough in offshore large-scale oil and gas fields, establishing a demonstration base for efficient development technology of offshore heavy oilfields, and completing the development of the Liwan 3-1 deepwater gas field in South China Sea.

Innovative Development of Key Technologies

In 2014, major technological innovations and developments achieved by the Company included:

First, relying on the national research and internal research, Lingshui 17-2-1 was tested to flow the highest daily rate in the independent gas fields offshore China and the first major natural gas discovery was made in the independent deepwater exploration for the Company.

Second, the efficient development of offshore heavy oilfield achieved remarkable results, representing research, production and service capabilities of full range of sands control and well completion tools, and the representative thermal recovery test sites at Nanbao 35-2 and Luda 27-2 were built.

Third, the Company successfully developed a high-temperature low-free water drilling fluid system and ancillary chemical products, with their successful application at a high temperature of 164℃. The Company also successfully developed China's first submerged umbilical production system. Both of the above developments filled the technology gap in China.

In addition, the Company also made breakthroughs in key technologies including the large-scale long-distance flexible HVDC for offshore oilfields, and completed an integrated intelligent monitoring system along with project demonstration.

Health, Safety and Environmental Protection, or HSE

As an offshore exploration and production company, we face considerable operational safety and environmental protection risks. Therefore, the Company has been placing a great deal of emphasis on health, safety and environmental protection (HSE) issues. Promoting a philosophy and culture of HSE among its employees, the Company strives to establish a comprehensive management system to improve employees’ awareness of HSE during operations and to strengthen their ability to identify potential risks as well as their risk management skills.

In 2014, along with the rapid growth of the Company’s business, the scope of management in health, safety and environmental protection also expanded accordingly and the Company faced greater challenges. For these reasons, the Company continued to improve its management system, promoted intrinsic safety management and strengthened supervision, inspection and training in these areas. As a result, the Company achieved stable performance in the areas of health, safety and environmental protection and met the respective yearly targets. No oil spill accidents above a small size were recorded throughout the year. In production activities, the operation of the health, safety and environmental protection system was effective.

Offshore China, the Company carried out special inspections of offshore oil and gas projects and implemented measures to prevent potential accidents. Considering the work allocation for the year’s key tasks and the actual operations of the relevant organizations, the Company’s headquarter organized an inspection team, which consisted of relevant experts from various functional departments, their affiliated units and intermediary institutions in charge of safety technologies, to conduct random inspections of four branches according to the inspection list. Based on the issues discovered, we were able to make solid progress in detecting and managing potential risks.

In addition, the Company further strengthened its management of pollutant discharge to promote energy savings and emission reductions.

For overseas projects, in accordance with the characteristics of different countries, regions, cultures, cooperation models, local legal environments as well as project durations and nature of operations, the Company enhanced its study on the countries and regions of operation and conducted dynamic evaluations on potential risks. The Company has been closely tracking and making scientific judgments on the safety situations of such countries and regions, which increased its risk identification ability and facilitated the formulation of targeted HSE management plans for overseas projects. In 2014, the Company completed HSE management plans for three overseas subsidiaries and conducted one senior audit. During the year, the Occupational Safety and Health Administration (“OSHA”) statistics of Nexen reached the best standard on record.

To obtain health, safety and environmental protection information, the Company utilized an environmental management information system to realize immediate pollutants tracking in offshore China, and adopted categorized management on operational risks with the risk identification system.

In 2014, there were no accidents causing critical casualties. The Company’s OSHA statistics were maintained at a good level, and the Company’s performance continued to improve.

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

As of December 31, 2014, we have purchased a number of insurance policies with varying policy coverage and limits to meet our risk management requirements and cover our potential liabilities arising from accidents at any of our offshore and onshore locations. We maintain insurance for costs relating to property damage to our facilities, control of well including drilling relief wells, removal of wreck, pollution clean-up, liability for bodily injury and property damage to third parties. The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Extreme weather conditions may have a material adverse impact on us and could result in losses that are not covered by insurance.”

Excluding Nexen’s operation and Nexen’s assets, we have maintained varied insurance policies for our assets and operational insurance policies and construction insurance policies, with different policy limits and deductibles. We also purchase operator’s extra-expense up to US$ 100 million and third-party liabilities insurance up to US$200 million for our working interests. As for deep-water wells, we are insured for our working interest up to US$250 million for costs related to control of the well. The deductible for each insurance policy mainly ranges from US$2 million to US$5 million for different types of insurance policies. For Nexen, we are insured for amounts up to the replacement cost value of our assets for property damage and up to US$425 million for operators extra expense. Additionally, we purchase insurance covering liability for bodily injury and property damage to third parties with limits of up to US$900 million. This cover protects against liability that arises from sudden and accidental pollution or from other causes. For declared deep-water wells, we are insured for our working interest share of up to US$750 million for costs related to control of the well.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2012		2013		2014
	Rmb in millions	%	Rmb in millions	%	Rmb in millions	%
Exploration and production	210,706	85.1	247,303	86.5	239,121	87.1
Trading businesses	50,771	20.5	55,716	19.5	50,263	18.3
Corporate and elimination	(13,850)	(5.6)	(17,162)	(6.0)	(14,750)	(5.4)
Total operating revenues	247,627	100.0	285,857	100.0	274,634	100.0

We are mainly engaged in the exploration, development, production and sales of crude oil and natural gas primarily in offshore China. For the year ended December 31, 2014, approximately 65.1% of our total revenue was sourced in the PRC. Our overseas activities are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda and Australia, etc.

Regulatory Framework in the PRC

Government Control

All of China’s petroleum resources are owned by the PRC state. The PRC government exercises regulatory control over oil exploration and production activities in China. We are required to obtain various governmental approvals, including those from the Ministry of Land and Resources, the State Oceanic Administration, the National Development and Reform Commission and the State Administration of Work Safety before we are permitted to conduct production activities. Our sales are coordinated by the National Development and Reform Commission. For independent operations and joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including permits for exploration blocks, approval of a reserve report, environmental impact reports submitted through CNOOC, extraction permits and work safety permits. Moreover, for joint exploration and production, we are required, through CNOOC, to obtain approval of overall development plan from the National Development and Reform Commission, and to report the circumstances and situation of the PSCs or other cooperation contracts between CNOOC and the foreign enterprises to the Ministry of Commerce.

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

Since the early 1980s, the PRC government has adopted policies and measures to encourage the development of the offshore petroleum industry. These policies and measures, which were applicable to CNOOC’s operations prior to the reorganization, became applicable to our operations in accordance with an undertaking agreement between us and CNOOC. As approved by the PRC government, these policies and measures have provided us with benefits mainly including the exclusive right to explore for, develop and produce petroleum in designated areas in offshore China in cooperation with foreign enterprises and to sell petroleum in China, and the flexibility to set our prices in accordance with international market prices and determine where to sell our crude oil.

Although we historically have benefited from the foregoing special policies, we cannot assure that such policies will continue in the future.

Fiscal Regimes for Independent Operations

Taxation

We are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which we and each of our subsidiaries are domiciled and operate. Our profits arising in or derived from Hong Kong are subject to tax at a rate of 16.5%.

We received a formal approval from the State Administration of Taxation of the PRC on October 19, 2010, confirming that we are regarded as a Chinese Resident Enterprise, or CRE. According to the formal approval, we are subject to the PRC corporate income tax at a rate of 25% starting from January 1, 2008. The corporate income tax we pay in Hong Kong can be credited against our PRC corporate income tax liability.

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

•
resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived from oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011, which replaced the royalties for oil and gas fields except for those under production sharing contracts signed before November 1, 2011. The resource tax rate has been changed from 5% to 6% since December 1,2014;

•
mineral resource compensation at the temporary rate of 1%  (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after November 1, 2011 starting from November 1, 2011. The rate decreased to zero since December 1, 2014;

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

We calculate our deferred tax to account for the temporary differences between our tax base, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting base, which is prepared in accordance with applicable financial reporting requirements. The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2012, 2013 and 2014, we had Rmb 3,363 million, Rmb 22,633 million and Rmb 14,312 million (US$ 2,307 million) respectively, in net deferred tax liabilities. See note 12 to our consolidated financial statements included elsewhere in this annual report.

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

In 2011, the State Council of the PRC amended the Provisional Regulation of PRC Resource Tax. As a result, since November 1, 2011, the royalties payable to the PRC government have been replaced by resource tax, currently at 6% (5% before December 1, 2014) of the sales revenues from crude oil and natural gas. The PSCs that were signed before November 1, 2011 are not affected by the amendment of the Provisional Regulation of PRC Resource Tax and we continue to pay royalties to the PRC government for these PSCs.

Special Oil Gain Levy

In March 2006, the PRC government imposed a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales of locally produced crude oil by an oil exploration and production company at a price that exceeds US$40 per barrel. In December 2011, the PRC government increased the threshold of the special oil gain levy from US$40 per barrel to US$55 per barrel, with effect from November 1, 2011. The special oil gain levy is collected on a quarterly basis. For the years ended December 31, 2012, 2013 and 2014 we incurred approximately Rmb 26.3 billion, Rmb 23.4 billion and Rmb 19.1 billion (US$3.1 billion) for the Special Oil Gain Levy.

The current rates of the special oil gain levy are shown in the table below:

Realized Oil Price (US$/bbl)	Rate of the Levy
55-60 (Include 60)	20%
60-65 (Include 65)	25%
65-70 (Include 70)	30%
70-75 (Include 75)	35%
Above 75	40%

In December 2014, the PRC government has decided to increase the threshold of the special oil gain levy from US$55 per barrel to US$65 per barrel, with effect from January 1, 2015. As international oil prices, the exchange rate of Renminbi and our crude oil production fluctuate, we cannot ascertain the full impact of the Special Oil Gain Levy going forward.

Fiscal Regimes for PSC Operations

The PRC government encourages foreign participation in offshore oil and gas exploitation. Currently, foreign enterprises can only undertake offshore oil and gas exploitation activities in China after they have entered into a PSC with CNOOC.

Under our PSCs, production of crude oil and gas is allocated among us, the foreign partners and the PRC government according to a formula contained in the contracts. Under this formula, a percentage of production under our PSCs is allocated to the PRC government as its share oil.

When exploitation operations in offshore China are conducted through a PSC, the operator of the oil or gas fields must submit a detailed evaluation report and an overall development program to a joint  management committee established under the PSC upon the discovery of commercially viable oil or gas reserves. The program must be subsequently confirmed by CNOOC and approved by the PRC regulatory authorities before the parties to the PSC begin the commercial development of the oil and gas fields.

Under PRC law, only a state-owned company, such as CNOOC, may negotiate a PSC with foreign enterprises. CNOOC assigned to us all of its rights and obligations under then-existing PSCs in 1999 and has undertaken to assign to us its future PSCs except for those relating to CNOOC’s administrative functions as a state-owned oil company.

Bidding Process

CNOOC and foreign enterprises enter into new PSCs primarily through bidding process organized by CNOOC and direct negotiation. During a typical bidding process, CNOOC determines which blocks are open for bidding and invites foreign enterprises to bid. Potential bidders are required to provide information, including minimum work commitments, exploration expenditures and percentages of share oil payable to the PRC government; and CNOOC evaluates each bid and negotiates a PSC with the successful bidder. CNOOC has agreed to allow us to participate in all negotiations for new PSCs.

Terms of PSCs

Term of Length. PSCs typically last for 30 years: (1) the exploration period is generally divided into three phases, with three years, two years and two years, respectively. During the exploration period, exploratory and appraisal work is conducted in order to discover petroleum and to enable the parties to determine the commercial viability of any petroleum discovery; (2) the development period begins when the relevant PRC regulatory authorities have approved the overall development program and ends when the design, construction, installation, drilling and related research work for the realization of petroleum production as planned have been completed; and (3) the production period begins when commercial production commences and usually lasts for 15 years for oil and 20 years for natural gas.

Minimum Work Commitment. The foreign partners must complete a minimum amount of work during the exploration period, generally including: drilling a minimum number of wildcat(s); acquiring a fixed amount of seismic data; and incurring a minimum amount of exploration expenditures. Foreign partners may be required to pay all exploration costs, which can be recovered according to the production sharing formula after commercial discoveries are made and production begins. Foreign partners are required to relinquish 25% of the contract area, excluding the development and production areas, to CNOOC at the end of each phase of the exploration period and to relinquish all areas, excluding the development areas, production areas and areas under evaluation, to CNOOC at the end of the exploration period.

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

(2). recovery of current year abandonment costs accrued by us and foreign partner(s) ;
(3). recovery of earlier exploration costs by us and foreign partner(s);
(4). recovery of development costs and deemed interest by us and foreign partner(s) based on participating interests; and
(5). any excess, allocated to the remainder oil.

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

Abandonment Costs. Any party to our PSCs shall monthly pay the abandonment cost to the designated bank accounts managed by the operator and jointly owned by the parties in proportion to their participating interests in the development of such oil field and/or gas field in accordance with relevant laws, decrees, and other rules and regulations then existing with respect to the abandonment of offshore facilities of the PRC.

Regulatory Framework Overseas

We are subject to other fiscal regimes in the foreign countries and regions where we conduct operations, including Indonesia, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, United Kingdom and certain other countries. See “Item 4—Information on the Company—Business Overview—Overseas.”

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

In Australia, the U.S., Canada, United Kingdom, Argentina and certain other countries, we conduct our operations through exploration and production permits, licenses or leases. We, as one of the title owners under these permits, licenses or leases, are required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the landowner, in most of cases in the form of royalty, severance tax and other payments, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs are deductible for the purpose of income tax calculation in accordance with local tax regulations.

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

The PRC and overseas environmental laws require offshore petroleum investors to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2012, 2013 and 2014 of approximately Rmb 29,406 million, Rmb 42,351 million and Rmb 52,889 million (US$8,524 million), respectively.

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

Patents and Trademarks

We have licenses to use trademarks which are of value in the conduct of our business. CNOOC is the owner of relevant trademarks. Under the non-exclusive license agreements between CNOOC and us, we have obtained the right to use the trademarks for a nominal consideration.

Employees and Employee Benefits

During the years ended December 31, 2012, 2013 and 2014, we employed 10,063 persons, 17,553 persons and 21,046 persons, respectively. Of the 21,046 employees we employed as of December 31, 2014, approximately 76.2% were involved in oil exploration, development and production activities, approximately 3.8% were involved in accounting and finance work and the remainder were senior management and others. Part of the workers for the operation of the oil and gas fields, maintenance and ancillary service are hired on a contract basis.

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

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations. We devote significant resources to train our employees. During 2014, we held approximately 20,600 training workshops, which were attended by approximately 273,000 person-times of participants. To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market. In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

C.	ORGANIZATIONAL STRUCTURE

CNOOC indirectly owned or controlled an aggregate of approximately 64.44% of our shares as of March 31, 2015. Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly-held subsidiaries as of March 31, 2015 and notes our significant indirectly-held subsidiaries.

(1)	Overseas Oil & Gas Corporation, Ltd. also directly owns five shares of our company.
(2)
Owner of our overseas interests in oil exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited, CNOOC SES Ltd. , CNOOC Muturi Limited, CNOOC NWS Private Limited, CNOOC Exploration & Production Nigeria Limited, CNOOC Iraq Limited, CNOOC Canada Energy Ltd., CNOOC Uganda Ltd., Nexen Energy ULC, Nexen Petroleum UK Limited, Nexen Petroleum Nigeria Limited, OOGC America LLC, Nexen Petroleum Offshore U.S.A. Inc., Nexen Marketing, Nexen Oil Sands Partnership, CNOOC PETROLEUM BRASIL LTDA, and CNOOC Nexen Finance (2014) ULC.

(3)	Owner of substantially all of our PRC oil exploration and production businesses, operations and properties, including our indirect wholly-owned subsidiary CNOOC Deepwater Development Limited.
(4)	Business vehicle through which we engage in sales and marketing activities in the international markets.
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

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

		Year ended December 31,
	2012	2013	2014
Average net realized prices:
Crude oil (US$ per bbl)	110.48	104.60	96.04
Natural gas (US$ per mcf)	5.77	5.78	6.44

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

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated.

		Year ended December 31,
	2012	2013	2014
Net production of crude oil (bbl/day)(1)	742,765	912,603	955,647
Net production of natural gas (mmcf/day)(1)	1,109.7	1,247.4	1,330.1

(1)	Including our interest in equity method investees.

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

Our marketing revenues principally represent sales of oil and gas purchased from the foreign partners under our PSCs and revenues from the trading of oil and gas through our subsidiaries. The cost of the oil and gas sold is included in crude oil and product purchases. In addition, our trading activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively “derivative contracts”). Any change in the fair value is also included in marketing revenue.

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2012		2013		2014
	(Rmb in millions, except percentages and production data )
Revenues:
Oil and gas sales:
Crude oil	181,825	73.4%	211,838	74.1%	200,991	73.2%
Natural gas	12,949	5.2%	14,607	5.1%	17,219	6.3%
Total oil and gas sales	194,774	78.7%	226,445	79.2%	218,210	79.5%

Marketing revenues	50,771	20.5%	55,495	19.4%	50,263	18.3%
Other income	2,082	0.8%	3,917	1.4%	6,161	2.2%
Total revenues	247,627	100.0%	285,857	100%	274,634	100%

Net production (million BOE)(1):
Crude oil	271.9	79.4%	333.1	80.9%	348.8	80.6%
Natural gas	70.6	20.6%	78.6	19.1%	83.7	19.4%
Total net production	342.4	100.0%	411.7	100%	432.5	100%

(1)	Including our interest in equity method investees.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated statement of profit or loss and other comprehensive income as a percentage of total revenues:

	Year ended December 31,
	2012	2013	2014
Operating Revenues:
Oil and gas sales	78.7%	79.2%	79.5%
Marketing revenues	20.5%	19.4%	18.3%
Other income	0.8%	1.4%	2.2%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(8.7)%	(10.5)%	(11.4)%
Taxes other than income tax	(6.3)%	(5.6)%	(4.3)%
Exploration expenses	(3.7)%	(6.0)%	(4.2)%
Depreciation, depletion and amortization	(13.3)%	(19.7)%	(21.2)%
Special oil gain levy	(10.6)%	(8.2)%	(6.9)%
Impairment and provision	0.0%	0.0%	(1.5)%
Crude oil and product purchases	(20.4)%	(18.7)%	(17.4)%
Selling and administrative expenses	(1.4)%	(2.7)%	(2.4)%
Others	(0.5)%	(1.1)%	(1.2)%
Total expenses	(64.8)%	(72.5)%	(70.5)%

Interest income	0.4%	0.4%	0.4%
Finance costs	(0.6)%	(1.2)%	(1.7)%
Exchange gain, net	0.1%	0.3%	0.4%
Investment income	1.0%	0.9%	1.0%
Share of profits of associates	0.1%	0.0%	0.1%
Share of profits/(losses) of a joint venture	(0.1)%	0.3%	0.3%
Non-operating income/(expenses), net	0.4%	0.1%	0.2%
Profit before tax	36.4%	28.3%	30.0%
Income tax expense	(10.7)%	(8.5)%	(8.1)%
Profit for the year	25.7%	19.8%	21.9%

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

2014 versus 2013

Consolidated net profit

Our consolidated net profit increased 6.6% to RMB60,199 million (US$9,702.3 million) in 2014 from RMB56,461 million in 2013, primarily as a result of the more strengthened cost control under the recent decreased oil price environment.

Revenues

	Year ended December 31,
	2014	2013	Change	Change (%)
Oil and gas sales (Rmb million)	218,210	226,445	(8,235)	(3.6)
Crude and liquids	200,991	211,838	(10,847)	(5.1)
Natural gas	17,219	14,607	2,612	17.9
Sales volume (million BOE)	415.6	397.2	18.4	4.6
Crude and liquids (million barrels)	340.6	326.8	13.8	4.2
Natural gas (bcf)	435	408	27	6.6
Realized prices
Crude and liquids (US$/barrel)	96.04	104.60	(8.56)	(8.2)
Natural gas (US$/mcf)	6.44	5.78	0.66	11.4
Net production (million BOE)	432.5	411.7	20.8	5.1
China	269.1	262.7	6.4	2.4
Overseas	163.4	149.0	14.4	9.7

In 2014, our net production was 432.5 million BOE (including our interest in equity-accounted investees), representing an increase of 5.1% from 411.7 million BOE in 2013, benefitting from the additional production from the Nexen acquisition in the end of February 2013 and the commencement of production on oil and gas fields in offshore China. The overseas production volume accounted for 37.8% of our total net production volume in 2014, compared with 36.2% in 2013.The decrease of crude and liquids sales was primarily due to the lower realised oil prices in 2014. The increase of gas sales primarily came from the higher prices for sales in domestic China and in East Asian LNG market.

Operating expenses

Our operating expenses increased 3.9% to RMB31,180 million (US$5,025.4 million) in 2014 from RMB30,014 million in 2013, and the operating expenses per BOE decreased 1.1% to RMB 75.1 (US$12.11) per BOE in 2014 from RMB75.9 (US$12.55) per BOE in 2013, attributable from effective cost control and steady increase in production. Operating expenses per BOE offshore China decreased 0.8% to RMB60.4 (US$9.73) per BOE in 2014 from RMB60.9 (US$10.06) per BOE in 2013. Overseas operating expenses per BOE decreased 3.2% to RMB102.1 (US$16.46) per BOE in 2014 from RMB105.5 (US$17.43) per BOE in 2013.

Taxes other than income tax

Our taxes other than income tax decreased 25.7% to RMB 11,842 million (US$ 1,908.6 million) in 2014 from RMB15,937 million in 2013. The decrease was mainly due to the cancellation of accrued mineral resource compensation payment pursuant to the announcement made by Chinese government agencies that did not require separately imposing such fee in offshore China anymore.

Exploration expenses

Our exploration expenses decreased 32.7% to RMB 11,525 million (US$ 1,857.5 million) in 2014 from RMB17,120 million in 2013, among which dry hole expenses decreased 39.9% to RMB5,686million (US$916.4 million) in 2014 from RMB9,453 million in 2013, due to less uncertain wells which were previously capitalised but written off according to subsequent reserve evaluation. Meanwhile, due to the unfavourable exploration results and overdue leases, some unproved properties of shale gas and oil projects located in the U.S. were written off in 2013. There was no such event in 2014.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 3.2% to RMB 58,286 million (US$ 9,394.0 million) in 2014 from RMB56,456 million in 2013, primarily as a result of the increased production. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related part, increased 0.5% to RMB130.9 (US$ 21.10) per BOE in 2014 from RMB130.3 (US$ 21.53) per BOE in 2013.

The dismantlement-related depreciation, depletion and amortization costs decreased 20.3% to RMB 3,951 million (US$ 636.7 million) in 2014 from RMB4,954 million in 2013, Our average dismantling costs per BOE decreased 24.1% to RMB 9.52 (US$ 1.53) per BOE in 2014 from RMB12.53 (US$2.07) per BOE in 2013,primarily as a result of the decrease in dismantlement asset balance which came from the effect of discounting factor on the present value of asset retirement obligations of producing oil and gas fields.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 18.6% to RMB 19,072 million (US$ 3,073.8 million) in 2014 from RMB23,421 million in 2013, primarily as a result of our decreased oil sales in offshore China.

Impairment and provision

Our impairment and provision was RMB4,120 million(US$664.0 million) in 2014, while in 2013 was credit to impairment of RMB 45 million. In 2014, certain oil and gas properties located in North America and UK North Sea were impaired, which reflected the impact of near term lower price environment. Please refer to Note 15 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses decreased 15.9% to RMB 6,613 million (US$ 1,065.8 million) in 2014 from RMB7,859 million in 2013. Such decreases were primarily due to lower commission and consulting payments connected with acquisition and sound effect from enhancing operating efficiency with cost deduction in this year. Our selling and administrative expenses per BOE decreased 20.0% to RMB 15.93 (US$ 2.57) per BOE in 2014 from RMB19.89 (US$3.28) per BOE in 2013.

Finance costs/Interest income

Our finance costs increased 38.1% to RMB 4,774 million (US$769.4 million) in 2014 from RMB3,457 million in 2013, primarily due to new issuance of corporate notes which was mainly used to replace short-term loans and the increase in unwinding of discount on provision for dismantlement due to increase in discount rate and obligations contributed from newly developed oil and gas fields in 2014. Our interest income decreased 1.7% to RMB1,073 million (US$ 172.9 million) in 2014 from RMB1,092 million in 2013.

Exchange gains, net

Our net exchange gains increased 20.2% to RMB1,049 million (US$169.1 million) in 2014 from RMB873 million in 2013, primarily as a result of GBP depreciating against US dollar.

Investment income

Our investment income increased 2.8% to RMB 2,684 million (US$ 432.6 million) in 2014 from RMB2,611 million in 2013, primarily attributable to the increase in return on corporate wealth management products and  money market funds held by the company.

Share of profits of associates/a joint venture

Our share of profits of associates/a joint venture increased 12.4% to RMB1,006 million (US$162.1 million) in 2014 from RMB895 million in 2013, primarily attributable to the increase in profitability of associates.

Income tax expense

Our income tax expense decreased 8.5% to RMB 22,314million (US$ 3,596.4 million) in 2014 from RMB24,390 million in 2013, and the effective tax rate decreased to 27.0% in 2014 from 30.2% in 2013. The decrease in effective tax rate was mainly attributable to further recognized deferred tax assets for oil sands project in Canada.

2013 versus 2012

Consolidated net profit

Our consolidated net profit decreased 11.4% to Rmb56,461 million in 2013 from Rmb63,691 million in 2012, primarily as a result of the comprehensive impact of the decreased oil price and the increased costs.

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

Operating expenses

Our operating expenses increased 40.0% to Rmb30,014 million in 2013 from Rmb21,445 million in 2012, and the operating expenses per BOE increased 15.2% to Rmb75.9 per BOE in 2013 from Rmb65.9 per BOE in 2012, primarily as a result of the addition from the Nexen acquisition. Operating expenses per BOE offshore China increased 5.4% to Rmb60.9 per BOE in 2013 from Rmb57.8 per BOE in 2012. Overseas operating expenses per BOE increased 2.9% to Rmb105.5 per BOE in 2013 from Rmb102.5 per BOE in 2012.

Taxes other than income tax

Our taxes other than income tax increased 2.0% to Rmb15,937 million in 2013 from Rmb15,632 million in 2012, primarily as a result of the comprehensive impact of changes in oil and gas sales in offshore China and overseas.

Exploration expenses

Our exploration expenses increased 89.3% to Rmb17,120 million in 2013 from Rmb9,043 million in 2012, primarily as a result of the addition from the Nexen acquisition, and our continuous enhancement of exploratory activities in offshore China, especially in deepwater. Meanwhile, due to the unfavourable exploration appraisal results and some overdue land leasehold contracts, some of the unproved properties of shale oil and gas project located in North America were written off in 2013. Nexen focuses on opportunities in the deepwater of U.S. Gulf of Mexico and U.K. North Sea, which are deepwater areas with good exploration prospect. Meanwhile, in the recent two years, our continuing efforts in exploration in offshore China has led to a series of important reserves discoveries and upgrades, but also resulted in continuing increased exploration expenses. Dry hole expenses increased 78.5% to Rmb7,140 million in 2013 from Rmb3,999 million in 2012, including costs of some uncertain wells that were capitalized previously and written off according to appraisal result.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 71.6% to Rmb56,456 million in 2013 from Rmb32,903 million in 2012, primarily as a result of the addition from the Nexen acquisition, the increased production of shale oil and gas in North America and technical service contract in Iraq and the commencement of production on new oil and gas fields in offshore China. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 41.5% to Rmb130.3 per BOE in 2013 from Rmb92.1 per BOE in 2012. These increases were mainly attributable to the increased production proportion from oil sands, shale oil and gas and technical service contract overseas, which have higher depreciation, depletion and amortization rate. In addition, the increased proportion of production on new oil and gas fields in offshore China in recent year, which were developed under the environment of increasing prices of raw materials and services over the past few years, also contributed to the increase of depreciation, depletion and amortization per BOE.

The dismantlement-related depreciation, depletion and amortization costs increased 68.2% to Rmb4,954 million in 2013 from Rmb2,946 million in 2012, primarily as a result of the addition from the Nexen acquisition. Our average dismantling costs per BOE increased 38.4% to Rmb12.53 per BOE in 2013 from Rmb9.06 per BOE in 2012.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 10.9% to Rmb23,421 million in 2013 from Rmb26,293 million in 2012, primarily as a result of our decreased oil sales in offshore China.

Selling and administrative expenses

Our selling and administrative expenses increased 132.7% to Rmb7,859 million in 2013 from Rmb3,377 million in 2012. Such increases were primarily due to the addition from the Nexen acquisition and the related commissions and consulting expenses. Our selling and administrative expenses per BOE increased 91.6% to Rmb19.89 per BOE in 2013 from Rmb10.38 per BOE in 2012.

Finance costs/Interest income

Our finance costs increased 115.7% to Rmb3,457 million in 2013 from Rmb1,603 million in 2012, primarily due to the addition from the Nexen acquisition and capital demand increase from expansion in overseas investment as well as the increase in unwinding of discount on provision for dismantlement due to commencement of production on new oil and gas fields. Our interest income increased 9.0% to Rmb1,092 million in 2013 from Rmb1,002 million in 2012, primarily due to the increased effective rate of return from increased time deposits.

Exchange gains, net

Our net exchange gains increased 143.2% to Rmb873 million in 2013 from Rmb359 million in 2012, primarily as a result of the further appreciation of Renminbi/US dollars and Renminbi/HK dollars.

Investment income

Our investment income increased 9.2% to Rmb2,611 million in 2013 from Rmb2,392 million in 2012, primarily attributable to the increase in aggregate corporate wealth management products under the condition that the products and portfolios are of good liquidity and low risk.

Share of profits of associates/a joint venture

Our share of profits of associates/a joint venture was Rmb895 million in 2013, while in 2012 we shared losses of Rmb27 million, primarily attributable to the increased profitability of overall assets contributed by the downstream refinery which was acquired by Bridas in the second half of 2012.

Income tax expense

Our income tax expense decreased 7.9% to Rmb24,390 million in 2013 from Rmb26,481 million in 2012, and the effective tax rate increased to 30.2% in 2013 from 29.4% in 2012. The increase in effective tax rate was mainly attributable to the Nexen acquisition, partially offset by the increased tax credits arising from certain qualified capital expenditure in Nigeria along with the development of Egina oilfield of OML130 project.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash during 2014 was cash flow from operating activities. We used cash primarily to fund capital expenditure and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2012	2013	2014
		(Rmb in millions)
Cash generated from (used for):
Operating activities	92,574	110,891	110,508
Investing activities	(63,797)	(170,032)	(90,177)
Financing activities	2,584	18,601	(19,486)
Net increase/(decrease) in cash and cash equivalents	31,361	(40,540)	845

Cash generated from operating activities

In 2014, the cash inflow from operating activities was RMB110,508 million(US$17,810.7 million), almost in line with the previous year.

Cash Used in Investing Activities

In 2014, our capital expenditure (excluding acquisition) increased 20.0% to RMB95,673 million (US$15,419.7 million) from 2013, primarily as a result of the increase in exploration activities and the development of projects under construction. Our development expenditures in 2014 were primarily related to the capital expenditures of Nexen, the development of the OML130 project, as well as the expenses incurred for improving recovery factors of the oilfields in production. The Company has no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale financial assets of RMB105,718 million (US$17,038.6 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale financial assets in the amount of RMB102,587 million (US$16,534.0 million). Our time deposits with maturity of more than three months decreased by RMB3,383 million (US$545.2 million) in 2014.

Cash Used in / Generated from Financing Activities

In 2014, the cash inflow from financing activities was mainly due to the proceeds of bank borrowings of RMB12,789 million (US$2,061.2 million) and RMB24,578 million (US$3,961.3 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of RMB20,216 million (US$3,258.2 million) and the repayment of bank loans of RMB32,523 million (US$5,241.8 million).

At the end of 2014, our total interest-bearing outstanding debt was RMB136,563 million (US$22,010.0 million), compared to RMB131,852 million at the end of 2013. The increase in debt in 2014 was primarily attributable to the issuance of guaranteed notes of US$4 billion and the decrease of short-term bank loans. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 26.5%, lower than that of 27.8% in 2013.

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt (including the current portion) outstanding as of December 31, 2014.

	Debt maturities (principal only)
	Original currency	Total Rmb equivalents	Total US$ equivalents
Due by December 31,	US$
	(in millions, except percentages)
2015	149.8	929.6	149.8
2016-2017	2,092.9	12,985.5	2,092.9
2018-2019	1,099.5	6,821.7	1,099.5
2020 and beyond	12,854.6	79,757.5	12,854.6
Total	16,196.7	100,494.3	16,196.7
Percentage of total debt	76.9%	76.9%	76.9%

In April 2014, we, through CNOOC Nexen Finance (2014) ULC, our wholly owned subsidiary, issued US$1,250 million 1.625% guaranteed notes due 2017, US$2,250 million 4.250% guaranteed notes due 2024, and US$500 million 4.875% guaranteed notes due 2044. The obligation of CNOOC Nexen Finance (2014) ULC in respect of the notes are unconditionally and irrevocably guaranteed by us. The net proceeds of this notes offering were used to in part to repay all or part of the outstanding borrowings of our wholly-owned subsidiary Nexen Energy ULC under the US$2.0 billion facility agreement dated February 15, 2014. The remaining proceeds were used for general corporate purposes.

As of December 31, 2014, we had total foreign currency debt of US$21,367 million, all of which is in U.S. dollars. As of March 31, 2015, we had total foreign currency debt of US$22,441 million, all of which is in U.S. dollars.

As of December 31, 2014, we had unutilized banking facilities amounting to approximately Rmb 63,623 million (US$10,254 million) as compared to Rmb 56,440 million as of December 31, 2013.

In 2012, 2013 and 2014, we paid dividends totaling Rmb 15,635.1 million, Rmb 20,226 million and Rmb 20,216 million (US$3,258 million) (before PRC withholding tax deducted), respectively. The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2015. However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our future prospects largely depend on our capital expenditures, which are subject to various risks.”

Capital Expenditures

For 2015, we have budgeted approximately Rmb 70.4 billion for capital expenditures for exploration and development. The following table sets forth actual or budgeted capital expenditures on an accrual basis for the periods indicated.

	Year ended December 31,
	2012	2013 (1)	2014(1)	2015(1)(2)	2014(1)
		(Rmb million)			(US$ million)
Offshore China
Development	31,360	42,839	49,128	28,240	7,918
Exploration	10,572	12,012	13,718	10,935	2,211
Subtotal	41,931	54,851	62,845	39,175	10,129
Overseas
Development	15,459	28,315	33,403	25,939	5,384
Exploration	2,615	6,216	9,455	5,287	1,524
Subtotal	18,073	34,531	42,858	31,226	6,907
Total	60,005	89,383	105,704	70,401	17,036

(1)	Capitalized interests were not included, and it was Rmb 2,049 million and Rmb 1,842 million in 2013 and 2014, respectively.
(2)	Figures for 2015 represent our budgeted capital expenditures.

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

Holding Company Structure

We are a holding company. Our entire oil and gas exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly owned subsidiary in the PRC. Our entire oil and gas exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, or directly owned by our company itself. International sales of crude oil and natural gas are conducted by China Offshore Oil (Singapore) International Pte Ltd, our wholly owned subsidiary incorporated in Singapore. Nexen Energy ULC, a wholly-owned subsidiary of the Company, located in Canada, sells its crude oil and synthetic oil to international markets separately. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation. For example, legal restrictions in the PRC permit payment of dividends only out of profit determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, CNOOC China Limited should set aside a portion of its profit each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Impact of Recently Issued Accounting Standards

IFRS and HKFRS

We have adopted the IFRS as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2014 have been prepared in due compliance with both IFRS and HKFRS. The accounting policies adopted are consisted with those of the year ended 31 December 2013, except for the first time adoption of the amendments to IFRS/HKFRS and the new interpretation effective for the Group's financial year beginning on 1 January 2014. The adoption of those amendments and interpretation upon their effective dates has had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of the Group.

For details, please refer to notes 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4—Information on the Company—Business Overview—Research and Development”, “Item 4—Information on the Company—Business Overview—Patents and Trademarks”.

D.	TREND INFORMATION

In 2015, the outlook for the global economy will continue to face relatively high uncertainty. International oil prices are expected to continue at low levels for a period of time, and the Company’s operations will be faced with significant challenges. As a result, the Company will further promote all measures for realizing the “Year of Efficiency and Quality” and make all efforts to reduce costs and raise efficiency, in order to meet all targets for production and operation.

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

We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

In 2014, the large-sized deepwater gas field Liwan 3-1 in deepwater South China Sea has commenced production and our natural gas production continued to increase.

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

For 2015, we have budgeted Rmb 70 billion to 80 billion for capital expenditures for exploration and development.

Other than as disclosed in the paragraphs above under Item 5.D, we are not aware of any trends that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions. You are urged to read the forward-looking statements contained elsewhere in this annual report, the cautionary statement on page 9 and the Risk factors on pages 14, which describe the risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. The Company provides no commitment to update the forward-looking statements or to publish financial projections for forward-looking statements in the future.

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our contractual obligations as of December 31, 2014.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million
Long-term debt obligations	100,494	930	12,985	6,822	79,757
Operating lease obligations	15,364	3,445	3,097	2,476	6,346
Provision for dismantlement(1)	52,889	456	-	-	52,433
Total	168,747	4,831	16,082	9,298	138,536

(1)
Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2012, 2013 and 2014, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2012	2013	2014
	Rmb million	Rmb million	Rmb million
Contracted, but not provided for	27,502	30,131	39,630
Authorized, but not contracted for	80,682	138,571	115,269

G.	SAFE HARBOR

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

In accordance with Hong Kong law and our articles of association, our affairs are managed by our Board, which has 10 members, including two executive directors, four non-executive directors and four independent non-executive directors as of March 31, 2015.  Jianwei Zhang resigned as a Non-executive Director with effect from November 17, 2014.  Tao Wang retired as Independent Non-executive Director with effect from March 1, 2014.  Shouwei Zhou and  Zhenfang Wu retired as Non-executive Directors with effect from January 1, 2014.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position
Yilin Wang	1956	Chairman of our Board and Non-executive Director

Hua Yang	1961	Vice Chairman of our Board and Non-executive Director

Fanrong Li	1963	Executive Director, Chief Executive Officer and President

Guangqi Wu	1957	Executive Director and Compliance Officer

Bo Lv	1962	Non-executive Director (effective January 1, 2014)

Jianwei Zhang	1957	Non-executive Director (resigned, effective November 17, 2014)

Jiaxiang Wang	1955	Non-executive Director (effective January 1, 2014)

Sung Hong Chiu	1947	Independent Non-executive Director

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Tao Wang	1931	Independent Non-executive Director (retired March 1, 2014)

Kevin G. Lynch	1951	Independent Non-executive Director (effective March 1, 2014)

Guangyu Yuan	1959	Executive Vice President and General Manager of CNOOC China Limited Tianjin Branch

Weilin Zhu	1956	Executive Vice President and General Manager of Exploration Department

Liguo Zhao	1953	General Counsel

Bi Chen	1961	Executive Vice President

Wei Chen	1958	Executive Vice President and General Director of CNOOC Research Institute

Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited Shanghai Branch

Hua Zhong	1960	Chief Financial Officer, Joint Company Secretary and General Manager of Investor Relations Department

Yunhua Deng	1963	Deputy Chief Geologist and Deputy General Director of CNOOC Research Institute

Lisong Song	1957	Chief Safety Official and General Manager of Quality, Health, Safety and Environment Department

May Sik Yu Tsue	1973	Joint Company Secretary

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

Executive Directors

Fanrong Li Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute (now Yangtze University) in China, and received an MBA degree from the Business School of Cardiff University in United Kingdom. Mr. Li has been working in the oil and gas industry in China for over 30 years. He joined China National Offshore Oil Corporation (the “CNOOC”) in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Managing Director of CNOOC/ STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. He has served as Vice President of CNOOC since May 2010. He was appointed as President of the Company with effect from September 16, 2010, and was appointed as Chief Executive Officer of the Company with effect from November 23, 2011.He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from February 26, 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from May 24, 2010 and was re-designated from Non-executive Director to Executive Director with effect from September 16, 2010.

Guangqi Wu Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council and the Chairman of CNOOC Marine Environment and Ecology Protection Foundation. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. He also served as a Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Wu has served as the Compliance Officer of the Company since June 1, 2005 and he also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from June 1, 2005.

Non-executive Directors

Yilin Wang Born in 1956, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of PetroChina Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to April, 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since April 8, 2011, Mr. Wang serves as Chairman of CNOOC. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from April 15, 2011.

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

Jianwei Zhang Born in 1957, Mr. Zhang received a Bachelor of Arts degree in Philosophy from Xiamen University in 1983. Mr. Zhang started his career in 1975 and had served as the Deputy Director of General Office of Light Industry Development Strategy Research Center of the Ministry of Light Industry. He subsequently assumed a number of positions in the Secretarial Bureau of the General Office of the Communist Party of China Central Committee, including Deputy Director of Inspection Department, Deputy Director of Conference Department, and Deputy Director of the Secretarial Bureau. Mr. Zhang was subsequently appointed as the Deputy Director of General Office of the General Administration of Quality Supervision, Inspection and Quarantine of China and the Deputy Director General of the Standardization Administration of China. Mr. Zhang was appointed as the Director and Chief Compliance Officer of CNOOC in December 2011. Mr. Zhang was appointed as a Non-executive Director of the Company on November 27, 2013, and such appointment took effect from January 1, 2014. Mr. Zhang resigned as a Non-executive Director of the Company with effect from November 17, 2014.

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

Lawrence J. Lau Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee, the Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen and a Director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee and member of its Currency Board Sub-Committee. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Institute of Global Economics and Finance, The Chinese University of Hong Kong, an Independent Non-executive Director of AIA Group Limited, which is listed on the Hong Kong Stock Exchange, an Independent Non-executive Director of Hysan Development Company Limited, which is listed on the Hong Kong Stock Exchange, and an Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from August 31, 2005.

Aloysius Hau Yin Tse Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited (whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014 and was renamed as OCBC Wing Hang Bank Limited), Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited, and he is also an independent non-executive director of China Huarong Asset Management Company, Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from June 8, 2005.

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

Kevin G. Lynch Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds seven honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Gairdner Foundation, the Killam Trusts, the Perimeter Institute, the Princess Margaret Cancer Foundation, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s) listed on the Toronto Stock Exchange, a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange and former Vice Chair of the Jobs and Prosperity Council of Ontario. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on November 27, 2013, and such appointment took effect from March 1, 2014.

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

Yunhua Deng Born in 1963, Mr. Deng is the Deputy Head of the Company's exploration division. Mr. Deng graduated from the Scientific Research Institute of Petroleum Exploration and Development with a major in Petroleum Geology and received a master's degree in Engineering. He was assistant geologist and then geologist in the Exploration Department of CNOOC Bohai Corporation Institute from 1988 to 1989; and served as the Team Leader of the Comprehensive Petroleum Geological Research Team, Project Manager, Deputy Principal of Geologist, Deputy Principal Geologist and Director of the Exploration Department and Deputy Chief Geologist in the CNOOC Bohai Corporation Institute. Mr. Deng became Deputy Chief Geologist and Deputy General Manager of CNOOC China Limited Tianjian Branch from 1999 to 2005. He was Deputy Director of CNOOC Research Center from 2005 to 2006. He served as the Deputy Head of the exploration division of the Company and the Deputy Director of CNOOC Research Center from 2006 to 2007. Mr. Deng was appointed Deputy Chief Geologist of CNOOC, Deputy Head of the exploration division of the Company and Deputy Director of CNOOC Research Center from 2007 to 2009; and has been Deputy Chief Geologist of CNOOC, Deputy Head of the exploration division of the Company and Deputy General Director of CNOOC Research Institute since 2009.

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

The aggregate amount of fees, salaries, bonus, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2014 was approximately Rmb 8.6 million (US$1.4 million), while the amount paid to our other senior management for the same period was approximately Rmb 8.3 million (US$1.3 million). In addition, under our pension plan for 2014, we set aside an aggregate amount of Rmb 1,027,512 (US$165,605) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management. Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 596,438 (US$96,128) to the pension plan for 2014. Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 10 to our consolidated financial statements included elsewhere in this annual report. Note 11 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees during 2014. For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership.” For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

C.	BOARD PRACTICE

Committees

We have established an audit committee, a remuneration committee and a nomination committee. Our audit committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of our accounts, evaluating our auditing scope (both internal and external) and procedures, as well as its internal control systems. Our audit committee is also responsible for overseeing the operation of the internal monitoring systems, so as to ensure our Board is able to monitor our overall financial position, to protect our assets, and to prevent major errors or omissions resulting from financial reporting. In addition, our audit committee reviews our Company’s business ethics and compliance policies, related reports and performs other corporate governance functions. Our Board is responsible for these systems and appropriate delegations and guidance have been made. Our audit committee regularly reports to our Board. Our audit committee consists of Aloysius Hau Yin Tse as the audit committee financial expert for the purposes of U.S. securities laws and chairman of the audit committee, Sung Hong Chiu and Professor Lawrence J. Lau. Our audit committee charter is available on our website, www.cnoocltd.com.

The main responsibilities and authorities of our remuneration committee include making recommendations to our Board on our policy and structure of the remuneration of our directors and senior management, determining the service contracts and specific remuneration packages for all executive directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and making recommendations to our Board on the remuneration of non-executive directors and independent non-executive directors.  Zhenfang Wu retired as our non-executive director and a member of our remuneration committee as of January 1, 2014, and  Bo Lv has been appointed and replaced Zhenfang Wu as a member of our remuneration committee as of the same day. Since January 1, 2014, our remuneration committee consisted of two independent non-executive directors (Sung Hong Chiu as chairman and Aloysius Hau Yin Tse) and one non-executive director (Bo Lv). Our remuneration committee charter is available on our website, www.cnoocltd.com.

The main authorities and responsibilities of our nomination committee include nominating candidates to serve as our directors and senior management for approval by our Board, reviewing the structure and composition of our Board, and evaluating the leadership abilities of our executive directors so as to ensure our competitive position. Our nomination committee is also responsible for reviewing and monitoring the training and continuous professional development of directors and senior management and make recommendations to our Board in this regard. Tao Wang retired as our independent non-executive Director and a member of our nomination committee as of March 1, 2014, and Kevin G. Lynch has been appointed and replaced Tao Wang as a member of our nomination committee as of the same day. Since March 1, 2014, our nomination committee consists of  Yilin Wang as chairman, Professor Lawrence J. Lau and Kevin G. Lynch. Our nomination committee charter is available on our website, www.cnoocltd.com.

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

As of March 31, 2015, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2014	Number of shares involved in the options outstanding as of March 31, 2015	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Directors:

Guangqi Wu	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,857,000	1,857,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,857,000	1,857,000	May 20, 2010	May 20, 2020	12.22	12.696

Non-executive Directors:
Hua Yang	1,150,000	—	February 5, 2004	February 5, 2014	3.13	3.152
	1,610,000	1,610,000	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	2,835,000	2,835,000	May 27, 2009	May 27, 2019	9.33	9.93
	2,000,000	2,000,000	May 20, 2010	May 20, 2020	12.22	12.696
Other Employees In Aggregate:
	19,399,934	—	February 5, 2004	February 5, 2014	3.13	3.152
	29,290,000	24,850,000	August 31, 2005	August 31, 2015	5.75	5.62
	43,030,000	34,940,000	June 14, 2006	June 14, 2016	5.30	5.56
	50,116,000	40,576,000	May 25, 2007	May 25, 2017	7.43	7.29
	59,739,000	49,875,000	May 29, 2008	May 29, 2018	14.20	14.828
	72,528,000	62,865,000	May 27, 2009	May 27, 2019	9.33	9.93
	85,189,000	75,341,000	May 20, 2010	May 20, 2020	12.22	12.696
Total	383,178,934	311,184,000

(1)
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

(2)
Shouwei Zhou and Zhenfang Wu retired as non-executive director of the Company with effect from January 1, 2014. Information on Mr. Zhou and Mr. Wu’s share options outstanding at the beginning of the period are included in the category of “Other employees”.

Sung Hong Chiu exercised his right to subscribe for 1,150,000 shares of optioned granted under the 2002 Share Option Scheme of the Company on July 19, 2013 and the allotment was completed on July 26, 2014. As of December 31, 2014, Sung Hong Chiu beneficially owned 0.003% of our total shares. For the year ended December 31, 2014, no share options granted under our share option schemes were exercised. For the period from January 1, 2014 to March 31, 2015, no share options were exercised.

As of December 31, 2014, we had 311,184,000 share options outstanding under our share option schemes, which represented approximately 0.7% of our shares in issue as of that date.
For further details about our share option schemes, see notes 10 and 29 to our consolidated financial statements included elsewhere in this annual report.
As of March 31, 2015, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 31, 2015.

Shareholder	Number of Shares Owned	Percentage
CNOOC(1)	28,772,727,273	64.44%

(1)	CNOOC owns our shares indirectly through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation, Ltd.

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

As of March 31, 2015, 9,634,147 ADSs, representing approximately 2.2% of our then outstanding shares, were held of record in the form of ADSs. At such date, the number of registered ADS holders in the United States was 54.

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

Categories of Continuing Connected Transactions

As we are controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates are deemed to be related party transactions. We entered into a comprehensive framework agreement with CNOOC on November 6, 2013 for the provision (1) by us and/or our associates and (2) by CNOOC and/or its associates to us, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by us on November 1, 2010. The term of the comprehensive framework agreement is for a period of three years from January 1, 2014. The continuing connected transactions and relevant annual caps were approved by our independent shareholders on November 27, 2013. The approved continuing connected transactions are as follows:

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
(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or
(iii)
when neither (i) nor (ii) is applicable, the cost of CNOOC and/or its associates or us and /or our associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

Based on the above pricing principles, the continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to us are at market prices on normal commercial terms which are calculated on a daily basis.

Based on the above pricing principles, the continuing connected transactions referred to in paragraphs 3(a) above provided by us to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

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

Disclosure and/or Independent Shareholders’ Approval Requirements

Under the Hong Kong Stock Exchange Listing Rules, the following categories of continuing connected transactions are exempted from the independent shareholders’ approval requirement but are subject to the announcement, annual report and annual review requirements set out in the Hong Kong Stock Exchange Listing Rules, because each of the percentage ratios for these categories under the Hong Kong Stock Exchange Listing Rules (other than the profits ratio) , where applicable, is expected to be less than 5% on an annual basis:

•	(a) Provision of marketing, management and ancillary services by CNOOC and/or its associates to us;
•	(b) Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates; and
•	(c) FPSO vessel leases from CNOOC and/or its associate to us.

Under the Hong Kong Stock Exchange Listing Rules, the following categories of continuing connected transactions, or the non-exempt continuing connected transactions, are subject to the connected transaction requirements:

(a)	Provision of exploration and support services;
(b)	Provision of oil and gas development and support services;
(c)	Provision of oil and gas production and support services;
(d)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas); and
(e)	Long term sales of natural gas and liquefied natural gas.

We obtained independent shareholders’ approval at the extraordinary general meetings held on November 27, 2013 for the non-exempt continuing connected transactions and relevant annual caps for the period from January 1, 2014 to December 31, 2016, respectively. The annual caps for our continuing connected transactions with CNOOC and/or its associates are specified as follows:

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

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2014 and the balances arising from connected transactions at the end of 2014 is included in note 30 to our consolidated financial statements included elsewhere in this annual report.

The non-exempt continuing connected transactions for the year ended December 31, 2014 to which any member of us was a party were entered into by us:

(i)	in the ordinary and usual course of our business;
(ii)	on normal commercial terms or better; and
(iii)
in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of our company and shareholders as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2014 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

Transactions with CNOOC Finance Corporation Limited

On October 14, 2008, we entered into a financial services framework agreement with CNOOC Finance Corporation Limited, our 31.8% owned associate and a subsidiary of CNOOC, pursuant to which CNOOC Finance Corporation Limited provides us with settlement, depository, discounting, loans and entrustment loans services. On August 20, 2010, we entered into a renewal agreement with CNOOC Finance Corporation Limited to renew the financial services framework agreement.

As the financial services framework agreement (as renewed on August 20, 2010) entered into by us and CNOOC Finance Corporation Limited expired on December 31, 2013, we entered into a new renewal agreement with CNOOC Finance Corporation Limited on November 27, 2013 to further renew the financial services framework agreement for another three years from January 1, 2014 to December 31, 2016. According to the renewal agreement dated November 27, 2013, the maximum daily outstanding balance of deposits (including accrued interests)(excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) should not exceed Rmb 22 billion for the period from January 1, 2014 to December 31, 2016. The depository services were exempted from independent shareholders’ approval requirements and the settlement, discounting, loans and entrustment loans services were exempted from all the connected transaction requirements under the Hong Kong Stock Exchange Listing Rules.

We confirmed that the maximum daily outstanding balance of deposits (including accrued interests but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) we placed with CNOOC Finance Corporation Limited did not exceed Rmb 22 billion from January 1, 2014 to December 31, 2014.

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

As CUCBM is unable to fulfill its obligations under the Cooperation Agreement in respect of four CBM blocks (the “Relevant Blocks”) which formed part of the contract areas (as defined in the Cooperation Agreement), CNOOC China Limited and CUCBM entered into a supplemental agreement on October 10, 2013, pursuant to which (i) the Relevant Blocks were excluded from the contract areas; and (ii) CUCBM would indemnify in full CNOOC China Limited against any related loss, the amount of which would be determined by a third party appraising firm appointed by both parties. CNOOC China Limited and CUCBM have reached an agreement on the compensation for the losses of CNOOC China Limited related to such Relevant Blocks.As the Relevant Blocks were still at preliminary exploration stage, no revenue was generated and it is expected that the exclusion of the Relevant Blocks from the contract areas will not materially affect the expected profit in relation to the Cooperation Agreement.

Borrowings from CNOOC

In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at March 31, 2015, the withdrawal amount of the loan was US$130 million; In December 2014, CNOOC provided us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at March 31, 2015, the withdrawal amount of the loan was US$564 million. All the loans above are unsecured.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See pages beginning on page F-1 following Item 19.

Legal Proceedings

Except for the Complaint disclosed in the section entitled “Contingencies” under item 8 of this annual report and in note 33(iii)(b) on page 68 to our consolidated financial statement entitled “Commitments and Contingencies” included elsewhere in this annual report, as at December 31, 2014, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

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

In 2012, we declared and paid dividends totaling Rmb 15,635 million. In 2013, we declared and paid dividends totaling Rmb 20,226 million. In 2014, we declared and paid dividends totaling Rmb 20,216 million (US$3,258 million). The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited. CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends. As a wholly foreign owned enterprise in China, CNOOC China Limited has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNOOC China Limited is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital, which amount was reached in 2009. Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under IFRS. In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of our production. Included in other reserves was a provision for safety fund under the PRC regulation amounting to Rmb 691.7 million (US$111.5 million) in 2014, which was Rmb 645.0 million in 2013. None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2012, 2013 and 2014, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2012		For the year ended December 31, 2013		For the year ended December 31, 2014
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	—	—	0.0%	—	—	—
Staff and workers’ bonus and welfare fund	—	—	0.0%	—	0.2%	102
Safety fund	1.0%	605.8	1.1%	645.0	1.1%	692

Contingencies

(a)
With respect to Penglai 19-3 Oilfield Oil Spill Accidents (please refer to the Annual Reports and/or Interim Reports of the Company issued in or after 2012 for the background information), the Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the production sharing contract ( the "PSC") and related agreements, among others. Based on evaluations performed as of the date of the consolidated financial statements authorized for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

(b)
On 11 October 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated (the “Plaintiff”) in the Unites States District Court for the Southern District of New York (the “Trial Court”) (the foregoing legal action is therein below referred as the “Complaint”). The Complaint was lodged against the Company and certain of its officers, which alleged that during the period between 27 January 2011 and 16 September 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

On 21 December 2012, the Company filed a motion to dismiss the Complaint in the Trial Court.

On 4 April 2013, the judge of the Trial Court approved the Plaintiff’s voluntarily dismissal, without prejudice, to its claims against the officers of the Company.

On 6 May 2013, the judge of the Trial Court granted the Company’s motion to dismiss in the entirety with prejudice. On 5 June 2013, the Plaintiff (i.e. the Appellant) appealed to the United States Court of Appeals for the Second Circuit (the “Court of Appeals”). On 3 February 2014, the Court of Appeals issued a summary order which found the Appellant’s argument without merit and affirmed the Trail Court’s judgment. After the issuance of the summary order, the Appellant was able to appeal to the Supreme Court of the United States within 90 days (namely, on or before 5 May 2014, New York time) (the “Appeal Period”). The Appellant did not appeal within the Appeal Period. In accordance with the laws of the United States, all the claims brought by the Appellant at the Trial Court and the Court of Appeals are dismissed in their entirety.

(c)
As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

We are subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in interim condensed consolidated financial statements based on available information.

In addition to the matters mentioned above, we are dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

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

Period	Hong Kong Stock Exchange		New York Stock Exchange		Toronto Stock Exchange
	High	Low	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)		(Cdn$ per ADS)
2010	18.48	11.02	238.80	139.83	-	-
2011	20.85	11.34	270.64	145.32	-	-
2012	18.10	13.28	232.84	173.82	-	-
2013	17.34	11.54	226.60	159.19	217.78	196.50
2014	15.68	9.80	201.50	126.70	219.15	151.57

2013 Financial Quarter
1st Quarter	17.34	14.28	226.60	182.62	-	-
2nd Quarter	15.08	12.28	193.68	159.19	-	-
3rd Quarter	16.28	12.54	211.20	163.66	-	-
4th Quarter	16.10	14.14	208.98	183.17	217.78	196.50
2014 Financial Quarter
1st Quarter	14.38	11.54	182.92	147.88	196.00	164.00
2nd Quarter	14.12	11.68	182.14	151.72	197.05	166.50
3rd Quarter	15.68	13.32	201.50	172.53	219.15	190.00
4th Quarter	13.52	9.80	173.82	126.70	202.00	151.57
2015 Financial Quarter
1st Quarter	11.38	10.18	145.82	129.73	181.30	160.50

Last Six Months
October 2014	13.52	12.00	173.82	153.78	202.00	173.03
November 2014	12.26	11.26	157.57	143.93	176.12	166.22
December 2014	10.98	9.8	140.97	126.70	166.22	151.57
January 2015	10.68	10.18	138.87	129.73	171.19	156.00
February 2015	11.38	10.28	145.82	136.22	181.30	169.14
March 2015	11.18	10.22	142.96	131.28	180.55	167.50

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

The following are summaries of provisions of our articles of association and the Hong Kong Companies Ordinance. By operation of this Ordinance, provisions that were previously contained in our memorandum of association are deemed to be incorporated into our articles of association except for those provisions which conflict with the Hong Kong Companies Ordinance. For further details, you should read our memorandum of association, which was filed as an exhibit to our registration statement on Form F-1 (Registration No.333-10862) and our articles of association, as amended, which was filed as an exhibit to our annual report on Form 20-F for the fiscal year of 2010. We are required by the Hong Kong Stock Exchange Listing Rules to upload, among other things, our memorandum and articles of association on our website and on the website of the Hong Kong Stock Exchange. We have complied with such requirement and as such, our memorandum and articles of association were further filed as an exhibit to the Form 6-K filed with the SEC on March 30, 2012 (File Number: 1-14966).

Issue of Shares

Under the Hong Kong Companies Ordinance our directors may, without obtaining the prior approval of our shareholders, offer to allot new shares in our company to existing shareholders on a pro rata basis. Our directors may not allot new shares of our company or grant rights to subscribe for, or to convert any security into, shares of our company in any other manner without the prior approval of our shareholders at a general meeting. Any approval given at a general meeting granting our directors power to allot shares or securities convertible into shares or to grant rights to subscribe for shares generally shall continue in force from the date of the passing of the resolution until the earlier of:

•	the conclusion of the next annual general meeting following the passing of the resolution; and

•	the date on which the authority given under the resolution is revoked or varied by an ordinary resolution of our shareholders in a general meeting.

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

Dividends

Subject to the Hong Kong Companies Ordinance, the shareholders at a general meeting may declare dividends to be paid to shareholders. However, under our articles of association, dividends cannot be declared in excess of the amount recommended by our Board. Further, all dividends unclaimed for one year after having become payable may be invested or otherwise made use of by the directors for the benefit of our company until claimed, and all dividends unclaimed for six years after having become payable may be forfeited by the directors and shall revert to our company.

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

We have not entered into any material contracts in the last two years other than in the ordinary course of business, those described in “Item 7―Major Shareholders and Related Party Transactions ― Related Party Transactions”.

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

Pursuant to the “Enterprise Income Tax Law of the PRC” (the “New EIT Law”) and the Notice, enterprises established outside of China whose “de facto management bodies” are located in China are considered Chinese Resident Enterprises, or CREs.

We are considered a PRC resident enterprise for purposes of the Notice. In Accordance with the Notice and the PRC income tax law as well as the formal approval from the SAT in October 2010, we are regarded as a CRE pursuant to the provisions of the New EIT Law and the Notice. Accordingly, we are required to withhold 10% corporate income tax when we make dividend distributions to the ADS depositary and to our non-Chinese resident enterprise shareholders, whose names appear on our register of members, as of the record date for such dividend, and who are not individuals. The 10% dividend withholding tax rate will not be reduced under the 1984 Agreement between the United States and the People’s Republic of China for the Avoidance of Double Taxation, or the PRC Treaty. In the past, we did not withhold any tax in respect of Dividends payable to any natural person shareholders whose names appeared on our register of members on the relevant record dates.

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

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the shares and ADSs. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be subject to Hong Kong profits tax which is currently imposed at a rate of 16.5% on corporations and at a standard rate of 15% on individuals. Gains from sales of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax will therefore arise in respect of trading gains from sales of shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of ADSs or shares by the U.S. Holders described below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to own such ADSs or shares. This discussion does not address the potential application of the Medicare contribution tax to “net investment income” of non-corporate U.S. Holders. In addition, this discussion does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold ADSs or shares as capital assets for U.S. federal income tax purposes and does not address all of the U.S. federal income tax consequences that may be relevant to U.S. Holders that are subject to special rules, such as:

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations and the PRC Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based, in part, on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or shares in their particular circumstances.

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

This discussion assumes that we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2014, as described below, and that we will not become a PFIC.

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

As described in “—Taxation—The PRC,” we are regarded as a CRE pursuant to the provisions of the New EIT Law and the Notice. Accordingly, dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. Subject to applicable limitations, any PRC income taxes withheld from dividends on ADSs or shares (in the case of a U.S. Holder that is eligible for the benefits of the PRC Treaty, at a rate not exceeding the rate provided by the PRC Treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability. Where a U.S. Holder is eligible for the benefits of the PRC Treaty, PRC taxes withheld in excess of the rate applicable under the PRC Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of ADSs or Shares

A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of ADSs or shares, which will be long-term capital gain or loss if the U.S. Holder has held such ADSs or shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in the ADSs or shares (each determined in U.S. dollars). Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

As described in “—Taxation —The PRC,” gains from dispositions of our ADSs or shares may be subject to PRC tax. A U.S. Holder’s amount realized would include the gross amount of the disposition proceeds before any withholding or deduction of PRC tax. Although under the Code any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the PRC Treaty may be able to elect to treat the gain as foreign-source gain for foreign tax credit purposes. The rules governing foreign tax credits are complex and the creditability of foreign taxes is subject to limitations. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the PRC Treaty and the creditability of any PRC tax paid with respect to dispositions in their particular circumstances.

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014. In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, certain adverse U.S. federal income tax rules would apply on a disposition (including certain pledges) of ADSs or shares by the U.S. Holder. In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability for each such taxable year. Any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment.

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

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. On July 21, 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach based on market supply and demand and with reference to a basket of currencies. Renminbi was no longer pegged to U.S. dollars. From January 1, 2014 to March 31, 2015, Renminbi depreciated approximately 0.7% against U.S. dollar.

Our management has assessed our exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which we are mainly exposed to as at December 31, 2014. Based on our management's assessment, a 5% change in the foreign exchange rate of the US dollars at December 31, 2014 would have impacted our profit for the year by 0.06%. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which we have significant exposure with all other variables held constant.

The depreciation of Renminbi against U.S. dollar may have the following impact on us:

•	Our oil and gas sales may increase, because the benchmark oil and gas prices are usually in U.S. dollars;

•	Our cost for imported equipment and materials will increase, because most of these costs are denominated in U.S. dollars; and

•	Our debt repayment burden will increase, since all of our debt is denominated in U.S. dollars.

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

As of December 31, 2014, the interest rates for 79.2% of our outstanding debts were fixed. The term of the weighted average balance was approximately 9.5 years. A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

As of December 31, 2014, the interest rates for 99.0% of our total outstanding long-term debts were fixed. The following table sets forth additional information about the expected maturity dates of our outstanding long-term debt (including the current portion) as of December 31, 2014.

	2015	2016	2017	2018	2019	2020 and after	Total	Fair value as of December 31, 2014
	(Rmb in millions, except percentages)
Long-term loans, including current portion
Floating rate	161.8	179.3	192.4	201.1	201.1	275.5	1,211.3	1,212.1
Interest rate	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%

Long-term guaranteed notes,including current portion
Fixed rate	780.8	4,653.5	8,142.0	4,653.5	1,861.4	80,597.8	100,688.8	109,618.1
Average interest rate	4.29%	4.38%	4.60%	4.79%	4.84%	4.82%

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A. is our Depositary. The depositary’s office is located at 4 New York Plaza, New York, NY 10004. Each of our ADSs represents 100 shares.

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

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived its fees and expenses, of US$689,360 for the year ended December 31, 2014.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2014 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2014 (US$)(3)
Investor relations(1)	150,921
Broker reimbursements(2)	346,438
NYSE annual listing fees	42,000
Total	539,359

(1)	Includes investor relation service fees and investor relations expenses for road show in 2014.
(2)
Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

(3)	Includes the 30% withholding tax paid to the U.S. government.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2014:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2014 (US$)
Fees waived	150,000

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2014, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2014 was effective.

(c)           Attestation Report of the Registered Public Accounting Firm

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-4.

(d)           Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert. Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

Our Board adopted a Code of Ethics to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. Such Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements. As part of the continued efforts to improve our corporate governance standards, our Board conducted an annual review of the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2014.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements were Rmb 41.7 million for 2013 and Rmb 46.7 million (US$7.5 million) for 2014.

Audit-Related Fees

The aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were Rmb 7.2 million for 2013 and Rmb 8.7 million (US$1.4 million) for 2014.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately Rmb1.6 million for 2013 and Rmb 2.1 million (US$0.3 million) for 2014.

All Other Fees

The aggregate fees billed for professional services rendered by our principal accountant for risk management advisory services and information systems reviews were Rmb7.8 million for 2013 and Rmb 7.0 million (US$1.1 million) for 2014.

The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal years 2013 and 2014.

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

During 2014, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

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

The report of Ernst & Young on our consolidated financial statements for the fiscal year ended December 31, 2012 did not contain any adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2012 and through May 24, 2013, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in their report on the consolidated financial statements for such years.

During the fiscal year ended December 31, 2012 and through May 24, 2013, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We provided a copy of this disclosure to Ernst & Young and requested that Ernst & Young furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which they do not agree. A copy of the letter from Ernst & Young addressed to the SEC, dated April 17, 2014, was filed as Exhibit 15.7 to the Form 20-F for the year ended December 31, 2013 which we filed with the SEC on April 17, 2014.

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

2.12
Form of Indenture among CNOOC Nexen Finance (2014) ULC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 1  to Form F-3 filed with the Securities and Exchange Commission on April 22, 2014 (File number: 333-188261)

2.13	Form of 1.625% Guaranteed Note due 2017, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)

2.14	Form of 4.250% Guaranteed Note due 2024, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)

2.15	Form of 4.875% Guaranteed Note due 2044, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)

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

11.1	Code of Ethics for Directors and Senior Officers, as amended in 2014.

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.

15.1	2014 Reserves Reports of Ryder Scott Company, L.P.

15.2	2014 Reserves Reports of Gaffney, Cline & Associates (Consultants) Pte Ltd.

15.3	2014 Reserves Report of RPS.

15.4	2014 Reserves Audit Reports of Ryder Scott Company, L.P.

15.5	2014 Reserves Audit Report of McDaniel & Associates Consultants Ltd.

15.6	2014 Reserves Audit Report of DeGolyer and MacNaughton.

15.7	Letter from Ernst & Young (incorporated by reference to Exhibit 15.7 of our Annual Report on Form 20-F (file No. 001-14966) filed with the Securities and Exchange Commission on April 17, 2014).

15.8	Consent from Ernst & Young.

15.9	Consent from Deloitte Touche Tohmatsu

15.10	Consent from Ryder Scott Company, L.P.

15.11	Consent from Gaffney, Cline & Associates (Consultants) Pte Ltd.

15.12	Consent from RPS.

15.13	Consent from McDaniel & Associates Consultants Ltd.

15.14	Consent from DeGolyer and MacNaughton.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

By:	/s/ Hua Zhong
	Name:	Hua Zhong
	Title:	Joint Company Secretary

Date: April 22, 2015

CNOOC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNOOC Limited

We have audited the accompanying consolidated statements of financial position of CNOOC Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board, and Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2015 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNOOC Limited

We have audited the internal control over financial reporting of CNOOC Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s annual report on internal control over financial reporting". Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Group and our report dated March 27, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows of CNOOC Limited and its subsidiaries (the “Group”)  for the year ended December 31, 2012.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of the Group for the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards as issued by the Hong Kong Institute of Certified Public Accountants.

/s/ Ernst & Young
Certified Public Accountants

Ernst & Young
Hong Kong
March 22, 2013

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(All amounts expressed in millions of Renminbi/US$, except per share data)

		2012	2013	2014	2014
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

REVENUE
Oil and gas sales	6	194,774	226,445	218,210	35,169
Marketing revenues	34	50,771	55,495	50,263	8,101
Other income		2,082	3,917	6,161	993

		247,627	285,857	274,634	44,263

EXPENSES
Operating expenses		(21,445)	(30,014)	(31,180)	(5,025)
Taxes other than income tax	12 (ii)	(15,632)	(15,937)	(11,842)	(1,909)
Exploration expenses		(9,043)	(17,120)	(11,525)	(1,857)
Depreciation, depletion and amortization	8	(32,903)	(56,456)	(58,286)	(9,394)
Special oil gain levy	7	(26,293)	(23,421)	(19,072)	(3,074)
Impairment and provision	15	(31)	45	(4,120)	(664)
Crude oil and product purchases		(50,532)	(53,386)	(47,912)	(7,722)
Selling and administrative expenses		(3,377)	(7,859)	(6,613)	(1,066)
Others		(1,230)	(3,206)	(3,169)	(511)

		(160,486)	(207,354)	(193,719)	(31,222)

PROFIT FROM OPERATING ACTIVITIES		87,141	78,503	80,915	13,041

Interest income	8	1,002	1,092	1,073	173
Finance costs	9	(1,603)	(3,457)	(4,774)	(769)
Exchange gains, net		359	873	1,049	169
Investment income	8	2,392	2,611	2,684	433
Share of profits of associates		284	133	232	37
Share of (loss)/profit of a joint venture		(311)	762	774	125
Non-operating income, net		908	334	560	90

PROFIT BEFORE TAX	8	90,172	80,851	82,513	13,299
Income tax expense	12(i)	(26,481)	(24,390)	(22,314)	(3,596)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		63,691	56,461	60,199	9,703

OTHER COMPREHENSIVE (LOSS)/INCOME
Items that may be subsequently reclassified to profit or loss:
Net loss on available-for-sale financial assets, net of tax	19	(1,128)	(626)	(2,301)	(371)
Exchange differences on translation of foreign operations		(42)	(4,143)	454	73
Share of other comprehensive income/(loss) of associates		21	(29)	92	15
Other items that will not be reclassified to profit or loss		-	393	(268)	(43)

OTHER COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(1,149)	(4,405)	(2,023)	(326)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		62,542	52,056	58,176	9,377

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	14	1.43	1.26	1.35	US$0.22
Diluted (RMB Yuan)	14	1.42	1.26	1.35	US$0.22

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2013 AND 2014
(All amounts expressed in millions of Renminbi/US$)

		2013	2014	2014
	Notes	RMB	RMB	US$
		million	million	million

NON-CURRENT ASSETS
Property, plant and equipment	15	419,102	463,222	74,658
Intangible assets	16	17,000	16,491	2,658
Investments in associates	17	4,094	4,100	661
Investment in a joint venture	18	20,303	21,150	3,409
Available-for-sale financial assets	19, 34	6,798	5,337	860
Deferred tax assets	12(i)	2,729	5,877	947
Other non-current assets	20	4,895	5,974	962

Total non-current assets		474,921	522,151	84,155

CURRENT ASSETS
Inventories and supplies	21	9,153	10,608	1,710
Trade receivables	22	17,593	19,343	3,118
Due from related companies		17,516	10,557	1,701
Derivative financial assets	34	329	303	49
Available-for-sale financial assets	19, 34	51,103	54,030	8,708
Other current assets		10,322	8,114	1,308
Time deposits with maturity over three months	23	26,218	22,835	3,680
Cash and cash equivalents	23	14,318	14,918	2,404

Total current assets		146,552	140,708	22,678

CURRENT LIABILITIES
Loans and borrowings	26	49,841	26,936	4,341
Borrowings from the parent company	30	-	4,244	684
Trade and accrued payables	24	30,468	31,028	5,001
Due to the parent company		622	240	39
Due to related companies		18,090	21,164	3,411
Derivative financial liabilities	34	220	316	51
Other payables and accrued liabilities	25	16,292	11,259	1,815
Taxes payable		13,415	8,311	1,339

Total current liabilities		128,948	103,498	16,681

NET CURRENT ASSETS		17,604	37,210	5,997

TOTAL ASSETS LESS CURRENT LIABILITIES		492,525	559,361	90,152

NON-CURRENT LIABILITIES
Loans and borrowings	26	82,011	105,383	16,985
Provision for dismantlement	27	41,146	52,433	8,451
Deferred tax liabilities	12(i)	25,362	20,189	3,254
Other non-current liabilities		2,386	1,746	280

Total non-current liabilities		150,905	179,751	28,970

Net assets		341,620	379,610	61,182

EQUITY
Equity attributable to owners of the parent
Issued capital	28	949	43,081	6,943
Reserves	29	340,671	336,529	54,239

Total equity		341,620	379,610	61,182

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve		Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

At January 1, 2012	949	42,129		(17,187)		20,000		10,282	196,541	10,142		262,856

Profit for the year	-	-		-		-		-	63,691	-		63,691
Other comprehensive loss, net of tax	-	-		(42)		-		(1,107)	-	-		(1,149)
Total comprehensive income/(loss)	-	-		(42)		-		(1,107)	63,691	-		62,542
2011 final dividend	-	-		-		-		-	(49)	(10,142)		(10,191)
2012 interim dividend	-	-		-		-		-	(5,477)	-		(5,477)
Proposed 2012 final dividend	-	-		-		-		-	(11,563)	11,563		-
Equity-settled share option expenses (note 28)	-	-		-		-		50	-	-		50

At December 31, 2012	949	42,129	*	( 17,229	) *	20,000	*	9,225 *	243,143 *	11,563	*	309,780

At January 1, 2013	949	42,129		(17,229)		20,000		9,225	243,143	11,563		309,780

Profit for the year	-	-		-		-		-	56,461	-		56,461
Other comprehensive loss, net of tax	-	-		(4,143)		-		(262)	-	-		(4,405)
Total comprehensive income/(loss)	-	-		(4,143)		-		(262)	56,461	-		52,056
2012 final dividend	-	-		-		-		-	183	(11,563)		(11,380)
2013 interim dividend	-	-		-		-		-	(8,850)	-		(8,850)
Proposed 2013 final dividend	-	-		-		-		-	(11,269)	11,269		-
Exercise of share options	-	3		-		-		-	-	-		3
Equity-settled share option expenses (note 28)	-	-		-		-		11	-	-		11

At December 31, 2013	949	42,132	*	(21,372	) *	20,000	*	8,974 *	279,668 *	11,269	*	341,620

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve		Statutory and non-distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

At 1 January 2014	949	42,132		(21,372)		20,000		8,974	279,668	11,269		341,620

Profit for the year	-	-		-		-		-	60,199	-		60,199
Other comprehensive income/(loss), net of tax	-	-		454		-		(2,477)	-	-		(2,023)
Total comprehensive income/(loss)	-	-		454				(2,477)	60,199	-		58,176
Transfer upon abolition of par value under the Hong Kong Companies Ordinance (**)	42,132	(42,132)		-		-		-	-	-		-
2013 final dividend	-	-		-		-		-	(71)	(11,269)		(11,340)
2014 interim dividend	-	-		-		-		-	(8,846)	-		(8,846)
Proposed 2014 final dividend	-	-		-		-		-	(11,325)	11,325		-

At 31 December 2014	43,081	-	*	(20,918	)*	20,000	*	6,497 *	319,625 *	11,325	*	379,610

*	These reserve accounts comprise the consolidated reserves of approximately RMB336,529 million (December 31, 2013: RMB340,671 million ) in the consolidated statement of financial position.
**	The Hong Kong Companies Ordinance (Cap. 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorized share capital.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(All amounts expressed in millions of Renminbi/US$)

		2012	2013	2014	2014
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	32	117,736	143,539	142,682	22,996
Income taxes paid		(25,162)	(32,648)	(32,174)	(5,185)

Net cash flows from operating activities		92,574	110,891	110,508	17,811

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(8,709)	(7,001)	-	-
Capital expenditure		(54,331)	(79,716)	(95,673)	(15,420)
Net outflow of cash and cash equivalents in respect of the acquisition of a subsidiary		-	(87,926)	-	-
Additions in associates/a joint venture investment		(2,432)	-	-	-
Decrease/(increase) in time deposits with maturity over three months		7,586	(9,328)	3,383	545
Dividends received from associates		1,352	63	153	25
Interest received		1,591	871	1,041	168
Investment income received		1,956	2,234	2,331	376
Purchases of current available-for-sale financial assets		(151,292)	(80,532)	(105,718)	(17,039)
Proceeds from sale of current available-for-sale financial assets		140,359	90,852	102,587	16,534
Proceeds from disposal of property, plant and equipment		123	451	1,719	277
Net cash flows used in investing activities		(63,797)	(170,032)	(90,177)	(14,534)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		12,571	24,363	24,578	3,961
Repayment and redemption of guaranteed notes		(3,150)	(4,100)	-	-
Proceeds from bank loans		21,459	59,186	12,789	2,061
Repayment of bank loans		(10,825)	(36,793)	(32,523)	(5,242)
Dividends paid		(15,635)	(20,226)	(20,216)	(3,258)
Interest paid		(1,836)	(3,832)	(4,114)	(663)
Exercise of share options		-	3	-	-

Net cash flows from/(used in) financing activities		2,584	18,601	(19,486)	(3,141)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		31,361	(40,540)	845	136
Cash and cash equivalents at beginning of year		23,678	55,024	14,318	2,308
Effect of foreign exchange rate changes, net		(15)	(166)	(245)	(40)

CASH AND CASH EQUIVALENTS AT END OF YEAR	23	55,024	14,318	14,918	2,404

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

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Indirectly held subsidiaries(1):
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB8.5 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (CONTINUED)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(1):
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq
CNOOC Canada Energy Ltd.(2)	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa
Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada
Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria
OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA
Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA
Nexen Marketing	Canada	N/A	100%	Sales and marketing of oil and gas products in Canada
Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA(3)	Brazil	R$1,646,000,000	100%	Petroleum exploration, development and production in Brazil
CNOOC Nexen Finance (2014) ULC(4)	Canada	100 common shares without a par value	100%	Bond issuance

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

(2)	CNOOC Canada Energy Ltd. was an amalgamated company arising from CNOOC Canada Inc. and another indirectly held subsidiary of the Company.

(3)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$1,646,000,000 to R$2,186,000,000 on February 11, 2015.

(4)	CNOOC Nexen Finance (2014) ULC was incorporated on March 12, 2014, for issuing guaranteed notes (note 26).

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

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"), Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Companies Ordinance (Cap. 622) (the "Hong Kong Companies Ordinance"). A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing January 1, 2014 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended December 31, 2013, except for the first time adoption of the amendments to IFRSs/HKFRSs and the new interpretation effective for the Group’s financial year beginning on January 1, 2014. The adoption of those amendments and the interpretation upon their effective dates has had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

The Group has not applied the following new and revised IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 9/HKFRS 9	Financial Instruments1
IFRS 14/ HKFRS 14	Regulatory Deferral Accounts2
IFRS 15/ HKFRS 15	Revenue from Contracts with Customers3
Amendments to IFRS 11/HKFRS 11	Accounting for Acquisitions of Interests in Joint
Operations5
Amendments to IAS 1/ HKAS 1	Disclosure Initiative5
Amendments to IAS 16/HKAS 16	Clarification of Acceptable Methods of
and IAS 38/HKAS 38	Depreciation and Amortisation5
Amendments to IAS 19/ HKAS 19	Defined Benefit Plans: Employee Contributions4
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2010-
2012 Cycle6
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2011-
2013 Cycle4
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2012-
2014 Cycle5
Amendments to IAS 27/HKAS 27	Equity Method in Separate Financial Statements5
Amendments to IFRS 10/HKFRS 10	Sale or Contribution of Assets between an
and IAS 28/HKAS 28	Investor and its Associate or Joint Venture5

1	Effective for annual periods beginning on or after January 1, 2018
2	Effective for first annual IFRS/HKFRS financial statements beginning on or after January 1, 2016
3	Effective for annual periods beginning on or after January 1, 2017
4	Effective for annual periods beginning on or after July 1, 2014
5	Effective for annual periods beginning on or after January 1, 2016
6	Effective for annual periods beginning on or after July 1, 2014, with limited exceptions

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except for as detailed in the accounting policies notes hereafter. These consolidated financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2014.

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

If the business combination is achieved in stages, the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39/HKAS 39 is measured at fair value with subsequent changes in fair value recognised in profit or loss. If the contingent consideration is not within the scope of IAS 39/HKAS 39, it is measured in accordance with the appropriate IFRS/HKFRS.  Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

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

The Group's investments in joint ventures are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group's share of the post-acquisition results and reserves of joint ventures is included in the consolidated statement of profit or loss and other comprehensive income and consolidated reserves, respectively. Where the profit sharing ratios is different to the Group's equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Groups investments in the joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group's investments in joint ventures and is not individually tested for impairment.

The results of joint ventures are included in the Company's statement of profit or loss and other comprehensive income to the extent of dividend received and receivable. The Company's investments in joint ventures are treated as non-current assets and are stated at cost less any impairment losses. Non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person's family and that person

(i)	has control or joint control of the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Group are joint ventures of the same third party;
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi)	the entity is controlled or jointly controlled by a person identified in (a); and
(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

Major maintenance and repairs

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is replaced, and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

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

Subsequent measurement

The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss and financial assets classified as held-for-trading. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognised in profit or loss in the period. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for "Revenue recognition" below.

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

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for a long period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial assets are measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss, or until the investment is determined to be impaired, at which time the cumulative loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognised in profit or loss in accordance with the policies set out for "Revenue recognition" below.

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

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced either directly or by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

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

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

(i)	The contractual rights to receive cash flows from the asset have expired; or
(ii)
the Group has transferred its rights to receive cash flows from the asset, or the Group retains the contractual rights to receive the cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has no control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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

As at December 31, 2014, deferred tax liabilities related to undistributed earnings of certain of the Company's subsidiaries have not been recognised, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit and taxable temporary differences will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit and taxable temporary differences will be available to allow all or part of the deferred tax asset to be utilised.

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

Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers and gains from disposal of oil and gas properties and is recognised when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

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

No equity-settled award was cancelled or modified during the years ended December 31, 2014 and 2013.

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

Foreign currencies

These consolidated financial statements are presented in Renminbi ("RMB"). Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated consistently with the recognition of the gain or loss on change in fair value of the item.

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

Prepaid land lease payments under operating leases in China are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms.

Contingencies

A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

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

(b)	Carrying value of oil and gas properties

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

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs of disposal. These calculations require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible and intangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

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

2014

        The Group has no significant acquisition during the year.

2013

(i)
On July 23, 2012, the Company, CNOOC Canada Holding Ltd. and Nexen Inc. entered into an arrangement agreement in relation to the Company’s proposed acquisition (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen Inc. common shares and preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act.

The acquisition of Nexen Inc. was completed on February 26, 2013 (Beijing time). The consideration of the acquisition was approximately US$14.8 billion (approximately RMB92.8 billion), and was paid in cash. The consideration is related to acquisition of common shares and preferred shares. As a result of the acquisition, an additional amount of approximately US$275 million was paid by Nexen Inc. to settle its long-term incentive plans. The indebtedness of Nexen Inc. at the acquisition date remains outstanding except for the US$460 million of subordinated debt that was repaid subsequently in 2013.

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

Since the acquisition, Nexen contributed RMB37,249 million to the Group's revenue and RMB1,078 million to the consolidated profit for the year of 2013.

Had the acquisition taken place at the beginning of the year of 2013, the revenue of the Group and the consolidated profit for the year might have been RMB293,471 million and RMB56,429 million, respectively.

Legal and professional fees related to the acquisition were approximately RMB474 million. The expenses are charged to profit or loss directly.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	ACQUISITIONS AND OTHER ARRANGEMENTS (continued)

2013 (continued)

(ii)
On December 2, 2013, CNOOC PETROLEUM BRASIL LTDA, a wholly-owned subsidiary of CNOOC International Limited, entered into a production sharing contract with Ministry Of Mines And Energy in Brazil, to be a non-operator contractor in Block LIBRA. CNOOC PETROLEUM BRASIL LTDA holds 10% working interest and paid its share of signature bonus of BRL1.5 billion (approximately RMB4.1 billion), which has been recorded as an acquisition cost of oil and gas properties.

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

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production ("E&P"), trading business and corporate. These segments are determined primarily because the Group's chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss. The geographical information is separately disclosed in (b).

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (continued)

(a)	Segment results (continued)

The following table presents the segment financial information for the Group for the years ended December 31, 2012, 2013 and 2014.

	E&P			Trading business			Corporate			Eliminations			Consolidated

	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
Sales to external customers:
Oil and gas sales	194,774	226,445	218,210	-	-	-	-	-	-	-	-	-	194,774	226,445	218,210
Marketing revenues	-	-	-	50,771	55,495	50,263	-	-	-	-	-	-	50,771	55,495	50,263
Intersegment revenues	14,299	17,443	15,380	-	-	-	-	-	-	(14,299)	(17,443)	(15,380)	-	-	-
Other income	1,633	3,415	5,531	-	221	-	464	303	872	(15)	(22)	(242)	2,082	3,917	6,161

Total	210,706	247,303	239,121	50,771	55,716	50,263	464	303	872	(14,314)	(17,465)	(15,622)	247,627	285,857	274,634

Operating expenses	(21,445)	(30,014)	(31,180)	-	-	-	-	-	-	-	-	-	(21,445)	(30,014)	(31,180)
Taxes other than income tax	(15,602)	(15,920)	(11,802)	-	-	-	(30)	(17)	(40)	-	-	-	(15,632)	(15,937)	(11,842)
Exploration expenses	(9,058)	(17,142)	(11,680)	-	-	-	-	-	-	15	22	155	(9,043)	(17,120)	(11,525)
Depreciation, depletion and amortization	(32,775)	(55,512)	(57,407)	-	(497)	(417)	(128)	(447)	(484)	-	-	22	(32,903)	(56,456)	(58,286)
Special oil gain levy	(26,293)	(23,421)	(19,072)	-	-	-	-	-	-	-	-	-	(26,293)	(23,421)	(19,072)
Impairment and provision	(31)	34	(4,147)	-	12	27	-	(1)	-	-	-	-	(31)	45	(4,120)
Crude oil and product purchases	-	-	-	(50,532)	(53,386)	(47,912)	-	-	-	-	-	-	(50,532)	(53,386)	(47,912)
Selling and administrative expenses	(2,513)	(4,294)	(3,651)	(9)	(1,021)	(862)	(855)	(2,544)	(2,166)	-	-	66	(3,377)	(7,859)	(6,613)
Others	(1,130)	(3,024)	(3,085)	-	-	-	(100)	(182)	(84)	-	-	-	(1,230)	(3,206)	(3,169)
Interest income	9	19	125	-	-	1	1,441	1,396	1,801	(448)	(323)	(854)	1,002	1,092	1,073
Finance costs	(1,893)	(2,269)	(2,813)	(4)	(5)	(3)	(154)	(1,506)	(2,997)	448	323	1,039	(1,603)	(3,457)	(4,774)
Exchange gains/(losses), net	389	137	142	-	20	-	(30)	716	907	-	-	-	359	873	1,049
Investment income	-	-	-	-	-	-	2,567	2,846	3,120	(175)	(235)	(436)	2,392	2,611	2,684
Share of profits/(losses) of associates	71	(98)	12	-	-	-	213	231	220	-	-	-	284	133	232
Share of profit/(loss) of a joint venture	-	-	-	-	-	-	(311)	762	774	-	-	-	(311)	762	774
Non-operating income/(expenses), net	896	339	566	-	-	-	12	(5)	(6)	-	-	-	908	334	560
Income tax expense	(25,886)	(24,524)	(24,903)	(2)	77	(114)	(593)	57	2,703	-	-	-	(26,481)	(24,390)	(22,314)

Segment profit for the year	75,445	71,614	70,226	224	916	983	2,496	1,609	4,620	(14,474)	(17,678)	(15,630)	63,691	56,461	60,199

Other segment information
Investments in associates	1,080	1,145	953	-	-	-	2,777	2,949	3,147	-	-	-	3,857	4,094	4,100
Investment in a joint venture	-	-	-	-	-	-	20,160	20,303	21,150	-	-	-	20,160	20,303	21,150
Others	272,804	476,414	524,702	3,172	11,205	8,671	342,616	337,813	368,648	(186,539)	(228,356)	(264,412)	432,053	597,076	637,609

Segment assets	273,884	477,559	525,655	3,172	11,205	8,671	365,553	361,065	392,945	(186,539)	(228,356)	(264,412)	456,070	621,473	662,859

Segment liabilities	(244,481)	(315,805)	(381,342)	(3,020)	(8,499)	(7,142)	(69,866)	(137,345)	(111,311)	171,077	181,796	216,546	(146,290)	(279,853)	(283,249)

Capital expenditure	70,746	248,462	106,593	2	40	16	310	602	794	-	-	-	71,058	249,104	107,403

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 65% (2013: 67%, 2012: 75%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended December 31, 2012, 2013 and 2014.

	PRC			Canada			Others			Consolidated

	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014

Property, plant and equipment	149,473	164,939	206,144	16,816	97,140	101,644	85,843	157,023	155,434	252,132	419,102	463,222
Investments in associates/a joint venture	2,945	3,054	3,317	912	857	783	20,160	20,486	21,150	24,017	24,397	25,250
Other non-current assets	963	3,716	5,246	-	1,021	643	-	158	85	963	4,895	5,974

(c)	Information about major customers

The current year's revenue of approximately RMB25,055 million (2013: approximately RMB29,855 million, 2012: approximately RMB44,622 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC Group refer to Note 30 (iii).

6.	OIL AND GAS SALES

	2012	2013	2014
Gross sales	198,428	233,450	227,544
Less: Royalties	(1,036)	(3,655)	(6,433)
PRC government’s share of oil	(2,618)	(3,350)	(2,901)

Oil and gas sales	194,774	226,445	218,210

7.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy ("SOG Levy") was imposed by the Ministry of Finance of the PRC ("MOF") at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$55 with effect from November 1, 2011 and to further increase the threshold of the SOG Levy to US$65 with effect from January 1, 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts.  The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	2012	2013	2014
Crediting:
Interest income from bank deposits	(1,002)	(1,092)	(1,073)

Investment income:
– Net gain from available-for-sale financial assets	(1,869)	(2,611)	(2,684)
– Net gain from held-to-maturity financial assets	(523)	-	-

	(2,392)	(2,611)	(2,684)

Insurance compensation on disposal of property, plant and equipment	(390)	(372)	(334)

Charging:
Auditors’ remuneration:
– Audit fee	24	42	47
– Other fees	12	17	18

	36	59	65

Employee wages, salaries, allowances and social security costs*	2,537	6,546	8,751

Equity-settled share option expenses	50	11	-

Depreciation, depletion and amortization:
– Property, plant and equipment	33,098	54,919	57,212
– Intangible assets	200	1,414	1,398
– Less: Net amount capitalized	(395)	123	(324)

	32,903	56,456	58,286

Operating lease rentals:
– Office properties	158	460	508
– Plant and equipment	1,383	1,944	1,741

	1,541	2,404	2,249

Repairs and maintenance	4,229	5,925	6,342
Research and development costs	1,420	1,278	1,821
Loss/(gain) on disposal of property, plant and equipment	19	681	(1,158)

*
In 2013, employee wages, salaries, allowances and social security costs only included the amount of Nexen for 10 months after acquisition, while the cost items included the amount of Nexen for 12 months in 2014.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	FINANCE COSTS

	2012	2013	2014

Interest on bank loans
which are repayable within five years	503	1,212	415
Interest on other loans
- which are repayable within five years	89	90	321
- which are repayable over five years	1,056	2,133	3,492
Other borrowing costs	183	167	1

Total borrowing costs	1,831	3,602	4,229

Less: Amount capitalized in property, plant and equipment (note 15)	(1,549)	(2,049)	(1,842)

	282	1,553	2,387
Other finance costs:
Unwinding of discount on provision for dismantlement (note 27)	1,359	1,904	2,387
Others	(38)	-	-

	1,603	3,457	4,774

The effective interest rates used to determine the amount of related borrowing costs for capitalization varied from 0.64775% to 7.875% (2013: from 0.665% to 6.66%, 2012: 1.06585% to 6.375%) per annum during the year ended at December 31, 2014.

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2012
Executive directors:

Li Fanrong	773	-	-	81	854
Wu Guangqi	773	-	-	72	845

Subtotal	1,546	-	-	153	1,699

Non-executive directors:

Wang Yilin(2)	848	-	-	-	848
Yang Hua	773	-	-	-	773
Zhou Shouwei(3)(5)	788	-	-	-	788
Wu Zhenfang(5)	773	-	-	-	773

Subtotal	3,182	-	-	-	3,182

Independent non-executive
directors:
Chiu Sung Hong (4)	862	-	-	-	862
Lawrence J. Lau	773	-	-	-	773
Tse Hau Yin, Aloysius	895	-	-	-	895
Wang Tao(7)	773	-	-	-	773
Subtotal	3,303	-	-	-	3,303
Total	8,031	-	-	153	8,184

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2013
Executive directors:

Li Fanrong	759	-	-	79	838
Wu Guangqi	759	-	-	70	829

Subtotal	1,518	-	-	149	1,667

Non-executive directors:

Wang Yilin(2)	847	-	-	-	847
Yang Hua	759	-	-	-	759
Zhou Shouwei(3)(5)	759	-	-	-	759
Wu Zhenfang(5)	759	-	-	-	759

Subtotal	3,124	-	-	-	3,124

Independent non-executive
directors:
Chiu Sung Hong (4)	847	-	-	-	847
Lawrence J. Lau	759	-	-	-	759
Tse Hau Yin, Aloysius	879	-	-	-	879
Wang Tao(7)	759	-	-	-	759
Subtotal	3,244	-	-	-	3,244
Total	7,886	-	-	149	8,035

2014
Executive directors:

Li Fanrong	753	-	-	78	831
Wu Guangqi	753	-	-	70	823

Subtotal	1,506	-	-	148	1,654

Non-executive directors:

Wang Yilin(2)	840	-	-	-	840
Yang Hua	753	-	-	-	753
Lv Bo(5)	753	-	-	-	753
Zhang Jianwei(5)(6)	690	-	-	-	690
Wang Jiaxiang(5)	753	-	-	-	753

Subtotal	3,789	-	-	-	3,789

Independent non-executive
directors:
Chiu Sung Hong (4)	887	-	-	-	887
Lawrence J. Lau	753	-	-	-	753
Tse Hau Yin, Aloysius	887	-	-	-	887
Wang Tao(7)	125	-	-	-	125
Kevin G. Lynch(7)	628	-	-	-	628
Subtotal	3,280	-	-	-	3,280
Total	8,575	-	-	148	8,723

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

Share options (6)
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Executive directors:
Li Fanrong	-	-	-
Wu Guangqi	2,965	212	-
Subtotal	2,965	212	-
Non-executive directors:
Wang Yilin(2)	-	-	-
Yang Hua	3,762	228	-
Zhou Shouwei(3)(5)	2,874	205	-
Wu Zhenfang (5)	2,874	205	-
Lv Bo (5)	-	-	-
Zhang Jianwei (5) (6)	-	-	-
Wang Jiaxiang (5)	-	-	-
Subtotal	9,510	638	-
Independent non-executive
directors:
Chiu Sung Hong (4)	-	-	-
Lawrence J. Lau	-	-	-
Tse Hau Yin, Aloysius	-	-	-
Wang Tao(7)	-	-	-
Kevin G. Lynch(7)	-	-	-
Subtotal	-	-	-
Total	12,475	850	-

Notes:

(1)
Fees, salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors. All the executive directors have voluntarily waived their salaries, allowances, benefits in kind and performance related bonuses in 2014, 2013 and 2012.

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

(5)
On January 1, 2014, each of Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang was appointed as a non-executive director of the Company, and each of Mr. Zhou Shouwei and Mr. Wu Zhenfang retired as a non-executive director of the Company.

(6)	On November 17, 2014, Mr. Zhang Jianwei resigned as a non-executive director of the Company.
(7)	On March 1, 2014, Mr. Kevin G. Lynch was appointed as an independent non-executive director of the Company and Mr. Wang Tao retired as an independent non-executive director of the Company.
(8)
This item represents the fair value of share options for the directors measured according to the Group's accounting policy as set out in note 3. No Directors except Mr. Chiu Sung Hong exercised any share option in 2012, 2013 or 2014. During the year, no new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company. Further details of share option scheme and valuation techniques are set out in note 28 to the consolidated financial statements.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(ii)	Other key management personnel’s (excluding Directors’) remuneration
	2012	2013	2014

Short term employee benefits	6	6	8
Pension scheme contributions	1	1	1
Amount paid/payable during the year	7	7	9
Share options*	21	1	-
	28	8	9

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:
	Number of employees
	2012	2013	2014

Nil to RMB 2,000,000	1	8	10
RMB 2,000,001 to RMB 5,000,000	7	-	-
	8	8	10

*
This item represents the fair value of share options measured according to the Group's accounting policy as set out in note 3. No other key management personnel exercised any share option in 2012, 2013 or 2014.

11.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2013: none; 2012: none) of the directors, details of whose remuneration are disclosed in note 10 (i) above, received an amount which falls within the category of the five highest paid emplyees. Details of the remuneration of the five (2013: five; 2012: five) highest paid employees, who are not the directors, for the year are as follows:

	2012	2013	2014

Fees(1)	-	-	-
Basic salaries, allowances and benefits in kind(1)	7	19	18
Performance-related bonuses	2	1	16
Pension scheme contributions	-	1	1

Amount paid/payable during the year	9	21	35
Share options(2)	13	-	-

	22	21	35

(1)	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

(2)
This item represents the fair value of share options measured according to the Group's accounting policy as set out in note 3. None of the five highest paid employees exercised any share option in 2012, 2013 or 2014. During the year, no new share option was granted to the five highest paid employees in respect of their services to the Group (2013: none, 2012: none). Further details are included in note 28.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	FIVE HIGHEST PAID EMPLOYEES (continued)

The remuneration of the five (2013: five, 2012: five) highest paid employees, who are not the directors, falls within the following bands:

	2012	2013	2014

Nil to RMB5,000,000	4	3	-
RMB5,000,001 to RMB5,500,000	-	-	-
RMB5,500,001 to RMB6,000,000	-	-	1
RMB6,000,001 to RMB6,500,000	-	-	1
RMB6,500,001 to RMB7,000,000	1	2	-
RMB7,000,001 to RMB7,500,000	-	-	1
RMB7,500,001 to RMB8,000,000	-	-	1
RMB8,500,001 to RMB9,000,000	-	-	1

	5	5	5

12.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2013: 16.5%, 2012: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the "Enterprise Income Tax Law of the People's Republic of China") by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from January 1, 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from January 1, 2008.

The Company's subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 62%.

As of December 31, 2014, deferred tax liabilities related to undistributed earnings of the Company's overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group's consolidated statement of profit or loss and other comprehensive income is as follows:

	2012	2013	2014

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	20,662	18,369	16,609
Provision for overseas enterprise income tax on the estimated taxable profits for the year	8,177	12,619	14,083
Deferred tax
Temporary differences in the current year	(2,358)	(6,598)	(8,378)

Income tax expense for the year	26,481	24,390	22,314

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2012	2013	2014
	%	%	%

PRC statutory enterprise income tax rate	25.0	25.0	25.0
Effect of different tax rates for overseas subsidiaries	4.4	7.6	7.1
Tax credit from the government	(0.2)	(2.5)	(2.2)
Tax reported in equity-accounted entities	-	(0.3)	(0.1)
Tax losses previously not recognized	-	-	(3.3)
Others	0.2	0.4	0.5

Group’s effective income tax rate	29.4	30.2	27.0

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2012	2013	2014

At January 1	5,488	3,363	22,633
Credit to the profit or loss	(2,358)	(6,598)	(8,378)
Acquisition of a subsidiary	-	26,626	-
Charge to equity	237	29	(92)
Exchange differences	(4)	(787)	149

At December 31	3,363	22,633	14,312

Principal components of deferred tax balances are as follows:

	2013	2014

Deferred tax assets
Provision for dismantlement	7,535	8,302
Losses available for offsetting against future taxable profit	7,117	11,583
Fair value of long term borrowings	1,817	1,750
Others	810	822

	17,279	22,457

Deferred tax liabilities
Property, plant and equipment	(39,008)	(36,256)
Unrecognised gain for available-for-sale financial assets	(138)	(116)
Others	(766)	(397)

	(39,912)	(36,769)

Net deferred tax liabilities	(22,633)	(14,312)

Of which – deferred tax assets	2,729	5,877
Of which – deferred tax liabilities	(25,362)	(20,189)

As at December 31, 2014, the Group had approximately RMB45,484 million (December 31, 2013: RMB34,422 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 10 to 20 years. The Uganda tax losses have no fixed expiry date.

Deferred tax assets in respect of tax losses are recognised only to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

As at December 31, 2014, the Group's recognised tax losses amounted to RMB36,116 million (December 31, 2013: RMB21,757 million). Unrecognised tax losses, where recovery is not currently expected, amounted to RMB9,368 million (December 31, 2013: RMB12,665 million). This includes RMB1,249 million (2013: RMB1,023 million) of unrecognized tax loss arising from Uganda which has no fixed expiry date, and RMB1,056 million of unrecognized tax loss arising from subsidiaries of CNOOC China Limited which have 5 years expiry date. The remainder expires between 11 to 20 years.

At December 31, 2014, the Group's unrecognized deferred tax assets related to unused tax credits amounted to RMB5,149 million (2013: RMB5,150 million). This includes RMB4,404 million (2013: RMB4,241million) of unrecognized deferred tax assets related to unused tax credits in Nigeria. The remainder expires between 2025 and 2029.

(ii)	Other taxes

The Company's PRC subsidiaries pay the following other taxes and dues:

i.	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

ii.
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts. The resource tax rate has been changed from 5% to 6% since December 1, 2014;

iii.
Mineral resource compensation at the temporary rate of 1% (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after November 1, 2011 starting from November 1, 2011. The rate decreased to zero since December 1, 2014;

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

In addition, other taxes paid and payable by the Company's non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

13.          DIVIDENDS

	2012	2013	2014

Dividend per ordinary share:
2014 interim dividend - HK$0.25 (2013: interim dividend HK$0.25, 2012: interim dividend HK$0.15) per ordinary share	5,444	8,843	8,846
2013 final dividend - HK$0.32 (2012: final dividend HK$0.32, 2011: final dividend HK$0.28) per ordinary share	10,191	11,383	11,370

Final dividend proposed at HK$0.32 (2013: HK$0.32, 2012: HK$0.32) per ordinary share by the Board of Directors - not recognised as a liability as at the end of the year	11,563	11,269	11,325

Pursuant to the Enterprise Income Tax Law of the People's Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the "Enterprise Income Tax Law of the People's Republic of China") shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company's register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%. The Company is in the process of discussing with relevant PRC authorities regarding the arrangement (if any) relating to the withholding tax in respect of dividend to be paid by the Company to the investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange.

14.	EARNINGS PER SHARE

	2012	2013	2014

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	63,691	56,461	60,199

Number of shares
Weighted average number of ordinary shares for the basic earnings per share calculation	44,646,305,984	44,646,825,847	44,647,455,984

Effect of dilutive potential ordinary shares under the share option schemes	161,736,346	140,293,242	87,318,520

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,808,042,330	44,787,119,089	44,734,774,504

Earnings per share:
Basic (RMB Yuan)	1.43	1.26	1.35
Diluted (RMB Yuan)	1.42	1.26	1.35

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total

Cost:

At January 1, 2013	412,030	2,091	414,121
Additions	77,716	1,111	78,827
Acquisitions	154,069	1,483	155,552
Disposals and write-offs	(6,514)	(103)	(6,617)
Exchange differences	(8,539)	(56)	(8,595)

At December 31, 2013	628,762	4,526	633,288

At January 1, 2014	628,762	4,526	633,288
Additions	107,229	671	107,900
Disposals and write-offs	(4,289)	(28)	(4,317)
Exchange differences	930	6	936

At December 31, 2014	732,632	5,175	737,807

Accumulated depreciation, depletion and amortization and impairment:

At January 1, 2013	(161,535)	(454)	(161,989)
Depreciation charge for the year	(54,625)	(329)	(54,954)
Disposals and write-offs	1,623	18	1,641
Exchange differences	1,112	4	1,116

At December 31, 2013	(213,425)	(761)	(214,186)

At January 1, 2014	(213,425)	(761)	(214,186)
Depreciation charge for the year	(56,812)	(400)	(57,212)
Impairment	(4,114)	-	(4,114)
Disposals and write-offs	951	26	977
Exchange differences	(50)	-	(50)

At December 31, 2014	(273,450)	(1,135)	(274,585)

Net book value:
At January 1, 2014	415,337	3,765	419,102

At December 31, 2014	459,182	4,040	463,222

Included in the current year's additions was an amount of approximately RMB1,842 million (2013: approximately RMB2,049 million, 2012: approximately RMB1,549 million) in respect of interest capitalised in property, plant and equipment (note 9). Included also in the depreciation charge for the year was an amount of approximately RMB3,873 million (2013: approximately RMB4,939 million, 2012: approximately RMB2,990 million) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment and provision recognized during the year included the impairment loss of approximately RMB4,114 million to reduce the carrying amount of certain oil and gas properties to the recoverable amount. This impairment loss was all related to fields in North America and UK North sea which was primarily due to the sharp decline in crude oil price in short-term. The recoverable amount was calculated based on the assets value in use and was determined at the oil field(s) level.

16.	INTANGIBLE ASSETS

	Gas processing right under NWS Project	Drilling rig contracts and seismic data usage rights	Marketing transportation and storage contracts	Software and others	Goodwill	Total

Cost:
At January 1, 2013	1,153	-	-	765	-	1,918
Acquisition	-	2,015	1,602	579	13,346	17,542
Additions	-	-	-	412	-	412
Exchange differences	(35)	(58)	(46)	(19)	(384)	(542)

At December 31, 2013	1,118	1,957	1,556	1,737	12,962	19,330

At January 1, 2014	1,118	1,957	1,556	1,737	12,962	19,330
Additions	-	-	-	832	-	832
Disposal	-	-	-	(6)	-	(6)
Exchange differences	4	7	6	-	47	64

At December 31, 2014	1,122	1,964	1,562	2,563	13,009	20,220

Accumulated amortisation:
At January 1, 2013	(422)	-	-	(523)	-	(945)
Amortisation charge for the year	(65)	(551)	(445)	(353)	-	(1,414)
Exchange differences	14	7	6	2	-	29

At December 31, 2013	(473)	(544)	(439)	(874)	-	(2,330)

At January 1, 2014	(473)	(544)	(439)	(874)	-	(2,330)
Amortisation charge for the year	(68)	(452)	(370)	(508)	-	(1,398)
Exchange differences	(1)	-	-	-	-	(1)

At December 31, 2014	(542)	(996)	(809)	(1,382)	-	(3,729)

Net book value:
At January 1, 2014	645	1,413	1,117	863	12,962	17,000

At December 31, 2014	580	968	753	1,181	13,009	16,491

                Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. Goodwill of RMB13,346 million was recognised during the year ended December 31, 2013 as a result of the acquisition of Nexen, as discussed in Note 4. Goodwill acquired through business combinations is held at the E&P segment.

                The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of -production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised on a straight-line basis over the life of the contracts ranging from 3.5 to 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENTS IN ASSOCIATES

Particulars of the associates at the end of the reporting period are as follows:

		Nominal value
		of ordinary shares issued and	Percentage of equity
	Place of	paid-up/registered	attributable to
Name of associates	establishment	capital	the Group	Principal activities
Shanghai Petroleum	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil,
Corporation Limited				gas and relevant products
				in the PRC
CNOOC Finance	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer,
Corporation Limited*				settlement, loan, discounting
				and other financing services to
				CNOOC and its member entities

Northern Gross (Yukon) Limited	Canada	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada
*	The registered capital of CNOOC Finance Corporation Limited was increased to RMB 4 billion in 2012, and the percentage of equity attributable to the Group remains unchanged.

The Group’s investments in associates represent:

	2013	2014
Share of net assets	4,094	4,100

None of the Group’s associates are considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates in the consolidated financial statements:

	2012	2013	2014

Profit for the year	284	133	232
Other comprehensive income /(loss)	21	(29)	92
Total comprehensive income	305	104	324

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

18.         INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid- up/registered capital	Percentage of equity attributable to the Group	Principal activities
Bridas Corporation	British Virgin Islands	US$ 102,325,582	50%	Investment holding

Summarized financial information of the joint venture is disclosed below:

	2013	2014
Cash and cash equivalents	2,424	4,151
Other current assets	6,443	4,932
Total current assets	8,867	9,083

Non-current assets, excluding goodwill	52,068	52,835
Goodwill	3,451	3,463
Total assets	64,386	65,381

Current financial liabilities (excluding trade and other payables)	(1,049)	(1,290)
Other current liabilities	(4,873)	(4,697)
Total current liabilities	(5,922)	(5,987)

Non-current financial liabilities	(3,066)	(3,989)
Other non-current liabilities	(14,792)	(13,105)
Total non-current liabilities	(17,858)	(17,094)
Total liabilities		(23,780)	(23,081)

Net assets		40,606	42,300

Net assets, excluding goodwill		37,155	38,837

	2012	2013	2014
Revenue	31,650	32,045	32,265
Depreciation, depletion and amortization	(2,922)	(3,009)	(2,822)
Interest income	47	253	324
Finance costs	(599)	(416)	(473)

(Loss)/profit before tax	(967)	3,272	2,762
Income tax expense	345	(1,748)	(1,214)
(Loss)/profit after tax	(622)	1,524	1,548
Total comprehensive (loss)/income	(622)	1,524	1,548

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

18.	INVESTMENT IN A JOINT VENTURE (continued)

Reconciliation of the summarized financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:
	2013	2014

Share of net assets of a joint venture, excluding goodwill	18,578	19,418
Goodwill on acquisition less cumulative impairment	1,725	1,732
Carrying amount of investment in a joint venture	20,303	21,150

No dividend was received from the joint venture in 2012, 2013 or 2014.

19.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2013	2014
Current:
Non-publicly traded investments, at fair value:
Private equity funds	15	13
Corporate wealth management products (1)	43,052	48,564
Liquidity funds (2)	8,036	5,453

	51,103	54,030

Non-current:
Publicly traded investments, at fair value:
Equity investment	5,027	3,092
MEG (3)	5,027	2,958
Non-publicly traded investments, at cost:
Private equity fund in Kerogen Energy Fund (4)	1,771	2,245

	6,798	5,337

(1)	The corporate wealth management products matured from January 8, 2015 to June 17, 2015 (2013: from January 6, 2014 to June 11, 2014).

(2)	The liquidity funds have no fixed maturity date and no coupon rate.

(3)
The equity investment represents an investment in the equity securities of MEG Energy Corporation ("MEG"). As at December 31, 2014, the investment in MEG was stated at the quoted market price. MEG is principally engaged in the exploitation and production of oil sands.

(4)
The private equity fund represents an investment in Kerogen Energy Fund and is stated at cost less any impairment, as there is no market price available. Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry.

During the year, the net loss on the Group's available-for-sale investments, net of tax, recognised directly in other comprehensive loss amounted to RMB2,301 million (2013: RMB626 million, 2012: RMB1,128 million).

In addition, the realised gains of the Group transferred from other comprehensive income to the profit or loss for the year was RMB2,684 million upon the disposal of the related available-for-sale financial assets (2013: RMB2,611 million).

None of the financial assets above is either past due or impaired.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

20.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement.  Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People's Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilised for any other purposes but the dismantlement of oil and gas production facilities in the future. As of December 31, 2014, the balance of the specified dismantlement fund accounts was RMB3,981 million (December 31, 2013: RMB2,581 million).

21.	INVENTORIES AND SUPPLIES

	2013	2014

Materials and supplies	6,461	8,291
Oil in tanks	2,821	2,487
Less: Provision for inventory obsolescence	(129)	(170)

	9,153	10,608

22.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at December 31, 2014 and 2013, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

23.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group's cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group's bank deposits were 2.96% per annum (2013: 2.0% per annum, 2012: 1.7% per annum) for the year ended December 31, 2014.

24.	TRADE AND ACCRUED PAYABLES

As at December 31, 2014 and 2013, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2013	2014

Accrued payroll and welfare payable	1,276	1,805
Provision for retirement benefits	765	614
Accrued expenses	107	164
Advances from customers	227	67
Royalties payable	591	424
Special oil gain levy payable	6,034	2,150
Provision for dismantlement (note 27)	1,205	456
Other payables	6,709	5,819

	16,914	11,499

26.	LOANS AND BORROWINGS

Current
		2013			2014
	Effective interest rate and final maturity	Loans	Notes	Total	Loans	Notes	Total
Short-term loans and borrowings
General loans***	LIBOR+0.6% to 0.85% per annum with maturity within one year	48,776	-	48,776	30,250	-	30,250
		48,776	-	48,776	30,250	-	30,250
Loans and borrowings due within one year
For Tangguh LNG Project**	LIBOR+0.23% to 0.38% per annum with maturity within one year	1,065	-	1,065	160	-	160
Notes*		-	-	-	-	770	770
		1,065	-	1,065	160	770	930
		49,841	-	49,841	30,410	770	31,180

Non-current
		2013			2014
	Effective interest rate and final maturity	Bank loan	Notes	Total	Bank loan	Notes	Total
For Tangguh LNG Project**	LIBOR+0.23% to 0.38% per annum with maturity through to 2021	1,190	-	1,190	1,035	-	1,035
Notes*	-	80,821	80,821	-	104,348	104,348
	1,190	80,821	82,011	1,035	104,348	105,383

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	LOANS AND BORROWINGS (continued)

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

The principal amount of US$1,250 million of 1.625% guaranteed notes due in 2017, the principal amount of US$2,250 million of 4.250% guaranteed notes due in 2024 and the principal amount of US$500 million of 4.875% guaranteed notes due in 2044 were issued by CNOOC Nexen Finance (2014) ULC, a wholly-owned subsidiary of Nexen Energy ULC in April 2014. The obligations of CNOOC Nexen Finance (2014) ULC in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

During March 2005, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.2% and the principal is to be repaid in March 2015. In 2011, Nexen repurchased and cancelled US$124 million of principal of these notes. As at December 31, 2014, US$126 million of notes remain outstanding.

During May 2007, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.65% and the principal is to be repaid in May 2017. In 2011, Nexen repurchased and cancelled US$188 million of principal of these notes. As at December 31, 2014, US$62 million of notes remain outstanding.

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

During July 2009, Nexen issued US$700 million of notes. Interest is payable semi-annually at a rate of 7.5% and the principal is to be repaid in July 2039.

All the notes issued by Nexen mentioned above were guaranteed by the Company since March 22, 2013.

**
In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated October 29, 2007 in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated October 29, 2007. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated July 31, 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000. With the prepayment of portion of bank loans on January 31, 2014, the total maximum guarantee cap of the Company decreased to approximately US$164,888,000.

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

In addition, a letter of credit agreement was signed between the Company and Talisman with execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. With the prepayment of portion of bank loans on January 31, 2014, the amount of the standby letters of credit decreased to US$30 million.

***	As at December 31, 2014, US$3,750 million bank loans (2013: US$7,350 million) were guaranteed by the Company.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	LOANS AND BORROWINGS (continued)

The maturities of the long term bank loans are as follows:

	2013	2014

Repayable:
Within one year	1,065	160
After one year but within two years	159	177
After two years but within three years	176	190
After three years but within four years	189	198
After four years but within five years	198	198
After five years	468	272
	2,255	1,195

Amount due within one year shown under current liabilities	(1,065)	(160)

	1,190	1,035

 Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during the	during the	during the
December 31	at year end	at year end	year	year (1)	year (2)
2013	2,255	0.59%	2,557	2,406	0.68%
2014	1,195	0.58%	2,255	1,725	0.58%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at January 1, and December 31, of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at January 1, and December 31, of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	PROVISION FOR DISMANTLEMENT

	2013	2014

At January 1	29,406	42,351
New projects*	2,598	5,180
Revision*	(3,155)	6,287
Acquisitions*	13,234	-
Utilisation	(740)	(911)
Deletions	(482)	(1,905)
Unwinding of discount (note 9)	1,904	2,387
Exchange differences	(414)	(500)

At December 31	42,351	52,889

Current portion of dismantlement included in other payables and accrued liabilities (note 25)	(1,205)	(456)

At December 31	41,146	52,433

The discount rates used for calculating the amount of provision for dismantlement are within the range of 4% to 5% (2013: 5% to 6%, 2012: 4% to 5%).

* The amounts are included in the additions and acquisitions of oil and gas properties in note 15.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	SHARE CAPITAL

		Issued share capital equivalent of RMB million
Share	Number of shares

Authorized*:
Ordinary shares of HK$0.02 each
as at December 31, 2013	75,000,000,000
Ordinary shares with no par value as at December 31, 2014	75,000,000,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at January 1, 2013	44,646,305,984	949

As at December 31, 2013	44,647,455,984	949

Transfer from share premium and capital redemption reserve upon abolition of par value*	-	42,132
As at December 31, 2014	44,647,455,984	43,081

*	The Hong Kong Companies Ordinance (Chapter 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

Share option schemes

The Company has adopted the share option schemes for the grant of options to the Company's directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (as defined below); and

(4)	2005 Share Option Scheme (as defined below).

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

(2)	the average closing price of the shares as stated in the quotation sheets of the Stock Exchange of Hong Kong Limited (the "HKSE") for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares as stated in the HKSE's quotation sheet on the date of grant.

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

No new share option was granted during the year (2013 and 2012: nil) and the Group recognised an equity-settled share option expense of nil (2013: RMB11 million, 2012: RMB50 million) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2013		2014
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		HK$		HK$
Outstanding at the beginning of the year	411,154,900	9.51	383,178,934	9.75
Granted during the year	-	-	-	-
Forfeited during the year	(13,276,000)	10.67	(51,445,000)	9.85
Expired during the year	(13,549,966)	2.11	(20,549,934)	3.15
Exercised during the year	(1,150,000)	3.15	-	-

Outstanding at end of year	383,178,934	9.75	311,184,000	10.17

Exercisable at the end of the year	383,178,934	9.75	311,184,000	10.17

No share options had been cancelled or modified during the years ended December 31, 2012, 2013 and 2014.

At the date of approval of these consolidated financial statements, the share options outstanding under these share option schemes represented approximately 0.70% of the Company's shares in issue as at that date (2013: 0.86%, 2012: 0.92%). The weighted average remaining contractual life of share options outstanding at the end of the year was 3.50 years (2013: 4.23 years, 2012: 5.06 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 311,184,000 additional ordinary shares of the Company and additional share capital of RMB2,497,193,648.

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

As at December 31, 2014, the general reserve fund amounted to RMB10,000 million (December 31, 2013: RMB10,000 million), representing 50% (2013: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the "Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry" and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilised, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of December 31, 2014, the Group's safety fund reserve under the PRC regulations amounted to nil (December 31, 2013: nil).

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

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the "CNOOC Group") are disclosed as related party transactions. The connected transactions or continuing connected transactions are defined in Chapter 14A of Listing Rules in respect of items listed below also constitute related party transactions. The Company entered into a new comprehensive framework agreement with CNOOC on November 6, 2013 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the new comprehensive framework agreement is for a period of three years from January 1, 2014. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on November 1, 2010. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2014 were approved by the independent shareholders of the Company on November 27, 2013. The approved continuing connected transactions are as follows:

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
(b)	Long term sales of natural gas and liquefied natural gas

Pricing principles

The continuing connected transactions described above are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

Pricing principles (continued)

For the continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to the Group and paragraph (2) above provided by the Group to CNOOC and/or its associates, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or
(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or
(iii)
when neither (i) nor (ii) is applicable, the costs of the CNOOC Group or the Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph (1)(e) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs (3)(a) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs (3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

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

	2012	2013	2014

Provision of exploration and support services	8,349	9,547	11,050
- Inclusive of amounts capitalized under property, plant and equipment	4,060	4,059	6,501
Provision of oil and gas development and support services	23,857	31,716	41,299
Provision of oil and gas production and support services (note a)	7,523	9,256	8,688
Provision of marketing, management and ancillary services (note b)	770	822	915
FPSO vessel leases (note c)	1,127	1,208	1,257

	41,626	52,549	63,209

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group

The Group did not enter into any transactions in this category for the years ended December 31, 2012, 2013 and 2014.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC Group

	2012	2013	2014

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) (note d)	157,441	175,362	157,290
Long term sales of natural gas and liquefied natural gas (note e)	5,937	6,433	7,981

	163,378	181,795	165,271

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)	Interest income received by the Group

	2012	2013	2014

Interest income from deposits in CNOOC Finance	323	328	474

(b)	Deposits balances made by the Group

	2013	2014

Deposits in CNOOC Finance	16,654	19,462

(v)	Balances with the CNOOC Group

	2013	2014

Amount due to CNOOC
- included in other payables and accrued liabilities	622	240
Amount due to other related parties
- included in trade and accrued payables	18,090	21,164
	18,712	21,404

Borrowing from CNOOC (note g)	-	4,244
Amounts due from other related parties
– included in trade receivables	16,543	10,098
– included in other current assets	973	459
	17,516	10,557

(vi)	Balances with a joint venture

	2013	2014

Amounts due from a joint venture
– included in other current assets	85	91
	85	91

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, and purchase of property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 35. In addition, the Group had certain of its cash in bank and time deposits and outstanding short-term bank loans with certain state-owned banks in the PRC as at December 31, 2014, as summarised below:

	2013	2014

Cash and cash equivalents	5,202	6,067
Time deposits with maturity over three months	6,605	4,214
Specified dismantlement fund accounts (note 20)	2,581	3,981
	14,388	14,262

Short-term loans	15,547	-

Interest rates for the above time deposits, specified dismantlement fund accounts and short-term bank loans are at prevailing market rates.

(viii)	Key management personnel’s remuneration

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

b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

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

Notes: (continued)

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated November 27, 2013, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from January 1, 2014 to December 31, 2016. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) was RMB22,000 million (2013: RMB18,500 million) during the period

g)
In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at December 31, 2014, the withdrawal amount of the loan was US$130 million; In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at December 31, 2014, the withdrawal amount of the loan was US$564 million.

(ix)
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

As CUCBM is unable to fulfill its obligations under the Cooperation Agreement in respect of four CBM blocks (the "Relevant Blocks") which form part of the contract areas, CNOOC China Limited and CUCBM entered into a supplemental agreement on October 10, 2013, pursuant to which (i) the Relevant Blocks will be excluded from the contract areas; and (ii) CUCBM will indemnify in full CNOOC China Limited against any related loss, the amount of which will be determined by a third party appraising firm appointed by both parties. CNOOC China Limited and CUCBM have reached an agreement on the compensation for the losses of CNOOC China Limited related to such Relevant Blocks. As the Relevant Blocks were still at preliminary exploration stage, no revenue was generated and it is expected that the exclusion of the Relevant Blocks from the contract areas will not materially affect the expected profit in relation to the Cooperation Agreement.

CUCBM is a connected person of the Company, hence the Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules. As of December 31, 2014, the accumulated investment incurred by CNOOC China Limited was RMB896 million (December 31, 2013: RMB493 million).

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

31	RETIREMENT BENEFITS

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

During the year, the Group's pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB845 million (2013: RMB239 million, 2012:RMB178 million).

32.	NOTE TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2012	2013	2014

Profit before tax	90,172	80,851	82,513

Adjustments for:
Interest income	(1,002)	(1,092)	(1,073)
Finance costs	1,603	3,457	4,774
Exchange gains, net	(359)	(873)	(1,049)
Share of profits of associates	(284)	(133)	(232)
Share of loss/(profit) of a joint venture	311	(762)	(774)
Investment income	(2,392)	(2,611)	(2,684)
Impairment and provision	31	(45)	4,120
Depreciation, depletion and amortization	32,903	56,456	58,286
Loss/(gain) on disposal and write-off of property, plant and equipment	2,270	4,704	(789)
Equity-settled share option expenses	50	11	-
Others	-	18	46
	123,303	139,981	143,138

(Increase)/decrease in trade receivables and other current assets	(3,937)	(5,698)	7,471
Increase in inventories and supplies	(496)	(1,775)	(1,540)
(Decrease)/increase in trade and accrued payables and other current liabilities	(1,134)	11,031	(6,387)

Cash generated from operations	117,736	143,539	142,682

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at December 31, 2014, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2013	2014
Contracted, but not provided for (1)	30,131	39,630
Authorized, but not contracted for	138,571	115,269

(1)
The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group's exploration and production licenses.

The above table includes a commitment of approximately RMB5,870 million (December 31, 2013: RMB9,762 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:
	2013	2014
Contracted, but not provided for	146	1,612
Authorized, but not contracted for	130	-

As at December 31, 2014, the Group had unutilised banking facilities amounting to approximately RMB63,623 million (December 31, 2013: RMB56,440 million).

(ii)	Operating lease commitments

a.	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 4 months to 25 years.

As at December 31, 2014, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2013	2014

Commitments due:
No later than one year	2,041	1,758
Later than one year and not later than two years	625	888
Later than two years and not later than five years	1,348	2,048
Later than five years	958	1,888

	4,972	6,582

The above table includes minimum lease payments of approximately RMB405 million (December 31, 2013: RMB167 million) to the CNOOC Group.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

a.	Office properties (continued)

 Office properties commitments of a joint venture:
	2013	2014

Commitments due:
No later than one year	23	31
Later than one year and not later than two years	17	25
Later than two years and not later than five years	21	33
Later than five years	7	34

	68	123

b.	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at December 31, 2014, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2013	2014

Commitments due:
No later than one year	1,421	1,687
Later than one year and not later than two years	1,120	774
Later than two years and not later than five years	1,649	1,863
Later than five years	2,995	4,458

	7,185	8,782

The above table includes a commitment of approximately RMB4,311 million (December 31, 2013: RMB4,808 million) to the CNOOC Group.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies

a.
With respect to Penglai 19-3 Oilfield Oil Spill Accidents (please refer to the Annual Reports and/or Interim Reports of the Company issued in or after 2012 for the background information), the Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the production sharing contract ( the "PSC") and related agreements, among others. Based on evaluations performed as of the date of the consolidated financial statements authorized for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company's obligation determined in the future arising from the above mentioned accidents in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

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

On May 6, 2013, the judge of the Trial Court granted the Company’s motion to dismiss in the entirety with prejudice. On June 5, 2013, the Plaintiff (i.e. the Appellant) appealed to the United States Court of Appeals for the Second Circuit (the “Court of Appeals”). On February 3, 2014, the Court of Appeals issued a summary order which found the Appellant’s argument without merit and affirmed the Trial Court’s judgment. After the issuance of the summary order, the Appellant was able to appeal to the Supreme Court of the United States within 90 days (namely, on or before May 5, 2014, New York time) (the "Appeal Period"). The Appellant did not appeal within the Appeal Period. In accordance with the laws of the United States, all the claims brought by the Appellant at the Trial Court and the Court of Appeals are dismissed in their entirety.

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

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

34.	FINANCIAL INSTRUMENTS

   Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also use derivatives to manage foreign currency risk for non-trading purposes. The total gains or losses in profit or loss for the year attributable to the realised and unrealised gains or losses relating to total derivative financial assets and liabilities that are included in "marketing revenues" is RMB1,030 million (2013: RMB1,667 million, 2012: nil).

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

The fair value of the Group's long term bank loans with floating interest rates approximated to the carrying amount as at December 31, 2014.

The estimated fair value of the Group's long term guaranteed notes based on current market interest rates was approximately RMB108,106 million as at December 31, 2014 (2013: RMB76,674 million), which was determined by reference to the market price as at December 31, 2014.

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

As at December 31, 2014 and December 31, 2013, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

Assets measured at fair value	December 31 2014	Level 1	Level 2	Level 3
Available-for-sale financial assets-current
Private equity funds	13	-	13	-
Corporate wealth management products	48,564	-	48,564	-
Liquidity funds	5,453	5,453	-	-
Derivative financial assets – current	303	96	47	160
	54,333	5,549	48,624	160
Available-for-sale financial assets-non current
Equity investment	3,092	3,092	-	-
	3,092	3,092	-	-

Liabilities measured at fair value
Derivative financial liabilities – current	(316)	(264)	(23)	(29)

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets measured at fair value	December 31 2013	Level 1	Level 2	Level 3
Available-for-sale financial assets-current
Private equity funds	15	-	15	-
Corporate wealth management products	43,052	-	43,052	-
Liquidity funds	8,036	8,036	-	-
Derivative financial assets – current	329	111	20	198
	51,432	8,147	43,087	198
Available-for-sale financial assets-non current
Equity investment	5,027	5,027	-	-
Derivative financial assets – non current	6	-	-	6
	5,033	5,027	-	6

Liabilities measured at fair value
Derivative financial liabilities – current	(220)	(35)	(102)	(83)
Derivative financial liabilities – non current	(6)	-	-	(6)

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

A reconciliation of changes in the fair value of the derivatives classified as Level 3 for the year ended December 31, 2014 and 2013 is provided below:

Level 3 Reconciliation of derivative financial assets and liabilities, net
	2013	2014
Fair value, beginning of year	-	115
Acquisition of a subsidiary	283	-
Realised gains	566	541
Unrealised gains	117	132
Settlements	(846)	(657)
Exchange difference	(5)	-

Fair value, end of year	115	131

Items classified in Level 3 are generally economically hedged such that gains or losses on positions classified in Level 3 are often offset by gains or losses on positions classified in Level 1 or Level 2. The Group performed a sensitivity analysis of inputs used to calculate the fair value of Level 3 instruments. Using reasonably possible alternative assumptions, the fair value of Level 3 instruments at December 31, 2014 would have no material change.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS (continued)

Offsetting financial assets and liabilities

The Group enters into arrangements that allow for offsetting of derivative financial instruments and trade receivables/payables, which are presented net on the consolidated statement of financial position. The tables below outline the financial assets and financial liabilities subject to set-off rights and the effect of those rights and arrangements on the consolidated financial statements.

As at December 31, 2014

Offsetting financial assets and liabilities	Gross amount of recognized financial assets	Gross amounts of recognized financial liabilities set off in the consolidated statement of financial position	Net amount of financial assets presented in the consolidated statement of financial position	Related amounts not set off in the consolidated statement of financial position	Net amounts

Financial assets
Current financial derivatives
Commodity contracts	988	(685)	303	(92)	211
Trade receivables	3,982	(2,063)	1,919	(21)	1,898

	Gross amount of recognized financial liabilities	Gross amounts of recognized financial assets set off in the consolidated statement of financial position	Net amount of financial liabilities presented in the consolidated statement of financial position	Related amounts not set off in the consolidated statement of financial position	Net amounts

Financial liabilities
Current financial derivatives
Commodity contracts	(1,001)	685	(316)	248	(68)
Trade payables	(3,284)	2,063	(1,221)	21	(1,200)

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS (continued)

Offsetting financial assets and liabilities (continued)

 As at December 31, 2013
Offsetting financial assets and liabilities	Gross amount of recognized financial assets	Gross amounts of recognized financial liabilities set off in the consolidated statement of financial position	Net amount of financial assets presented in the consolidated statement of financial position	Related amounts not set off in the consolidated statement of financial position	Net amounts

Financial assets
Current financial derivatives
Commodity contracts	659	(330)	329	-	239
Non-current financial derivatives
Commodity contracts	6	-	6	-	6
Trade receivables	8,158	(5,108)	3,050	-	3,050

	Gross amount of recognized financial liabilities	Gross amounts of recognized financial assets set off in the consolidated statement of financial position	Net amount of financial liabilities presented in the consolidated statement of financial position	Related amounts not set off in the consolidated statement of financial position	Net amounts

Financial liabilities
Current financial derivatives
Commodity contracts	(550)	330	(220)	-	(200)
Non-current financial derivatives
Commodity contracts	(6)	-	(6)	-	(6)
Trade payables	(6,600)	5,108	(1,492)	-	(1,492)

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	CONCENTRATION OF CUSTOMERS

A substantial portion of the Group's oil and gas sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2012	2013	2014
China Petroleum & Chemical Corporation*	44,622	29,855	25,055
Royal Dutch Shell plc	-	11,777	16,724
Phillips 66 Co.	-	17,708	15,057
ExxonMobil Corporation	-	13,082	14,429
PetroChina Company Limited*	18,259	14,312	14,048

*	These transactions are with other state-owned enterprises.

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables, trade and accrued payables, which arise directly from its operations.

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

Concentrations of credit risk are managed by customer/counterparty and by geographical region. At December 31, 2014, the Group has certain concentrations of credit risk as 11% (2013: 9%) and 15% (2013: 14%) of the Group's trade receivables were due from the Group's largest third-party customer and the five largest third-party customers, respectively.

No other financial assets carry a significant exposure to credit risk.

CNOOC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in millions of Renminbi unless otherwise stated)

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realised oil price, fluctuations in international oil price would have a significant impact on the Group's sales revenue and profit. In addition, certain of the Group's natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Group's profitability. In North America, the majority of the Group's oil and gas production is sold under short-term contracts, exposing the Group to the risk of price movements. Other energy contracts the Group enters into also expose the Group to commodity price risk between the time the Group purchases and sells contracted volumes.

(iii)	Currency risk

Substantially all of the Group's oil and gas sales are denominated in Renminbi and United States dollars ("US dollars"). Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From January 1, 2014 to December 31, 2014 (the last working day in 2014), Renminbi has depreciated by approximately 0.36% against the US dollars. At December 31, 2014, approximately 79% (December 31, 2013: 79%, December 31, 2012: 92%) of the Group's cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. We also have exposures to currencies other than the US dollars, such as Canadian dollar and British Pounds as such exposures are considered insignificant.

Management has assessed the Group's exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at December 31, 2013 and 2014. Based on management's assessment, a 5% change in the foreign exchange rate of the US dollars at December 31, 2014 would have impacted the profit for the year of the Group by 0.06% (December 31, 2013: 0.35%) and the equity of the Group by 0.50% (December 31, 2013: 0.07%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant.  The analysis is performed on the same basis for 2013.

Senior management are closely monitoring the Group's net exposure to foreign currency risk. The depreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group's oil and gas sales may increase due to the appreciation of the US dollars against Renminbi. On the other hand, the appreciation of the US dollars against Renminbi will also increase the Group's costs for imported equipment and materials, most of which are denominated in the US dollars. In addition, the debt repayment by the Group will increase since all of the Group's debts are also denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group's senior management. As at the end of 2014, the interest rates for 79.2% of the Group's debts were fixed. Apart from borrowing for Tangguh LNG Project, all of the Group's long term debts are fixed rate. The weighted average term of the Group's debt balance outstanding was approximately 9.5 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group's exposure to changes in interest rates is not expected to be material.

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

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end December 31, 2012, 2013 and 2014.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2012	2013	2014

Interest-bearing debts	57,886	131,852	136,563
Equity attributable to owners of the parent	309,780	341,620	379,610
Total capital	367,666	473,472	516,173

Gearing ratio	15.7%	27.8%	26.5%

37.	CHARGE OF ASSETS

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

The consolidated financial statements were approved and authorised for issue by the Board of Directors on March 27, 2015.

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

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producible in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”).

For the years 2014, 2013 and 2012, approximately 52%, 52% and 36%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

We implemented rigorous internal control system that monitors the entire reserves estimation process and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Committee, or RMC, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMC’s main responsibilities are to:

•	review our reserves policies;

•	review our proved reserves and other categories of reserves; and

•	select our reserves estimators and auditors.

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

The RMC follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and at least five years and ten years of experience related to reserves estimation, respectively.

The reserves estimators and auditors are required to be members of a professional society, such as China Petroleum Society (CPS), and are required to take the professional trainings and examinations as required by the professional society and us.

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has more than 30 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:
	PRC		Asia (excluding PRC)		Oceania		Africa		Canada*						North America(excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
31 December 2011	1,584	4,139	82	849	19	468	134	-	-	-	-	-	54	171	87	9	-	-	-	-	1,873	5,627	87	9
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	207	911	-	-	-	-	-	-	-	-	-	-	101	176	52	4	-	-	-	-	308	1,087	52	4
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(226)	(243)	(5)	(58)	(1)	(37)	(21)	-	-	-	-	-	(7)	(18)	(2)	-	-	-	-	-	(260)	(356)	(2)	-
Revisions of prior estimates	101	(347)	(12)	9	(1)	(22)	23	-	-	-	-	-	-	7	-	-	-	-	-	-	111	(353)	-	-
31 December 2012	1,666	4,460	65	800	17	409	136	-	-		-	-	148	336	137	13	-	-	-	-	2,032	6,005	137	13
Purchase/(Disposal) of reserves	-	-	1	-	-	-	27	-	-	65	579	-	12	54	-	-	2	-	173	53	215	171	579	-
Discoveries and extensions	226	376	-	74	-	-	1	-	-	45	7	34	31	25	-	-	-	-	1	-	258	520	7	34
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(223)	(232)	(11)	(51)	(2)	(36)	(28)	-	-	(39)	(15)	-	(16)	(40)	-	-	-	-	(30)	(10)	(310)	(408)	(15)	-
Revisions of prior estimates	24	(128)	29	66	1	13	19	-	-	124	165	-	-	(25)	(137)	(13)	-	-	22	(15)	95	35	28	(13)
31 December 2013	1,693	4,476	84	889	16	386	155	-	-	195	736	34	175	350	-	-	2	-	166	28	2,290	6,323	736	34
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	(38)	-	-	(5)	(17)	-	-	-	-	-	-	(5)	(56)	-	-
Discoveries and extensions	201	752	-	11	-	6	2	-	-	93	92	-	70	120	-	-	-	-	-	-	274	982	92	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(229)	(235)	(14)	(56)	(2)	(41)	(28)	-	-	(43)	(16)	(2)	(18)	(41)	-	-	-	-	(32)	(19)	(323)	(434)	(16)	(2)
Revisions of prior estimates	26	(236)	(23)	17	2	104	13	-	-	27	(62)	(1)	(12)	(8)	-	-	-	-	15	11	22	(85)	(62)	(1)
31 December 2014	1,692	4,757	47	861	17	456	143	-	-	233	750	31	209	404	-	-	2	-	149	20	2,258	6,731	750	31
Enterprise’s share of equity method investees:
31 December 2011	1	9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	195	413	-	-	196	422	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(47)	-	-	(8)	(50)	-	-
Revisions of prior estimates	-	(1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	13	143	-	-	13	142	-	-
31 December 2012	1	5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200	509	-	-	201	514	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(45)	-	-	(8)	(48)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7	53	-	-	7	54	-	-
31 December 2013	1	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	199	516	-	-	199	520	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	9	-	-	3	9	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4	4	-	-	4	4	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(49)	-	-	(9)	(51)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	54	-	-	3	56	-	-
31 December 2014	1	3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200	534	-	-	200	537	-	-
Total consolidated and equity Interests in reserves
31 December 2012	1,667	4,465	65	800	17	409	136	-	-	-	-	-	148	336	137	13	200	509	-	-	2,233	6,519	137	13
31 December 2013	1,693	4,480	84	889	16	386	155	-	-	195	736	34	175	350	-	-	200	516	166	28	2,490	6,843	736	34
31 December 2014	1,692	4,760	47	861	17	456	143	-	-	233	750	31	209	404	-	-	201	534	149	20	2,459	7,268	750	31

*
As the Group's proved reserves in Canada were over 15% of the Group's total proved reserves since the end of 2013, the Group's proved reserves and related information in Canada are disclosed separately from year 2013 and after. For year 2012 and prior reserves, Canada were included in North America if applicable and disclosed on a combined basis.

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2012	754	1,500	22	460	6	124	45	-	-	-	32	1	51	129	-	-	-	-	878	2,213	32	1
31 December 2013	700	1,337	24	415	8	183	59	-	-	195	209	-	85	193	2	-	128	26	1,006	2,349	209	-
31 December 2014	759	1,775	24	375	12	347	47	-	-	192	226	-	87	208	2	-	122	19	1,053	2,915	226	-

Enterprise’s share of equity
method investees:
31 December 2012	1	5	-	-	-	-	-	-	-	-	-	-	-	-	104	324	-	-	105	329	-	-
31 December 2013	1	4	-	-	-	-	-	-	-	-	-	-	-	-	102	349	-	-	102	353	-	-
31 December 2014	1	3	-	-	-	-	-	-	-	-	-	-	-	-	102	331	-	-	102	334	-	-

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2012	912	2,960	43	340	11	285	91	-	-	-	105	12	97	207	-	-	-	-	1,154	3,792	105	12
31 December 2013	992	3,139	59	474	8	203	96	-	-	-	528	34	90	156	-	-	38	1	1,284	3,974	528	34
31 December 2014	932	2,982	24	487	5	109	95	-	-	41	524	31	122	196	-	-	28	2	1,206	3,816	524	31

Enterprise’s share of equity
method investees:
31 December 2012	-	-	-	-	-	-	-	-	-	-	-	-	-	-	96	185	-	-	96	185	-	-
31 December 2013	-	-	-	-	-	-	-	-	-	-	-	-	-	-	97	167	-	-	97	167	-	-
31 December 2014	-	-	-	-	-	-	-	-	-	-	-	-	-	-	98	203	-	-	98	203	-	-

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations

	2012
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Net sales to customers	166,060	6,689	1,857	14,666	5,502	–	–	194,774
Operating expenses	(153,386)	(2,352)	(520)	(1,223)	(1,964)	–	–	(21,445)
Taxes other than income tax	(14,543)	–	(338)	(504)	(247)	–	–	(15,632)
Exploration expense	(5,954)	(847)	(1)	(637)	(1,604)	–	–	(9,043)
Accretion expense	(1,280)	(12)	–	(54)	(13)	–	–	(1,359)
Depreciation, depletion and amortisation	(24,599)	(1,439)	(193)	(4,350)	(2,322)	–	–	(32,903)
Special oil gain levy	(26,293)	–	–	–	–	–	–	(26,293)
	78,005	2,039	805	7,898	(648)	–	–	88,099

Income tax expense	(19,501)	(1,287)	(242)	(4,289)	(65)	–	–	(25,384)

Result of operations	58,504	752	563	3,609	(713)	–	–	62,715

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2012
	Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Net sales to customers	321	–	–	–	–	2,952	–	3,273
Operating expenses	(141)	–	–	–	–	(1,235)	–	(1,376)
Taxes other than income tax	(34)	–	–	–	–	(1,740)	–	(1,774)
Exploration expense	(29)	–	–	–	–	(41)	–	(70)
Accretion expense	12	–	–	–	–	(38)	–	(26)
Depreciation, depletion and amortisation	(34)	–	–	–	–	(1,363)	–	(1,397)
Special oil gain levy	–	–	–	–	–	–	–	–
	95	–	–	–	–	(1,465)	–	(1,370)

Income tax expense	(14)	–	–	–	–	-	–	(14)

Result of operations	81	–	–	–	–	(1,465)	–	(1,384)

Total result of operations for producing activities	58,585	752	563	3,609	(713)	(1,465)	–	61,331

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

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2014
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Net sales to customers	148,985	11,263	1,753	16,682	10,555	8,661	205	20,106	218,210
Operating expenses	(16,212)	(2,834)	(556)	(1,600)	(6,177)	(1,006)	(35)	(2,760)	(31,180)
Taxes other than income tax	(10,157)	(3)	(276)	(656)	(244)	(455)	-	(11)	(11,802)
Exploration expense	(4,945)	(1,626)	(267)	(1,637)	(1,263)	(808)	(238)	(896)	(11,680)
Accretion expense	(1,803)	(1)	-	(92)	(146)	(58)	(2)	(285)	(2,387)
Depreciation, depletion and amortisation	(28,993)	(4,686)	(206)	(8,143)	(6,476)	(1,385)	(105)	(7,413)	(57,407)
Special oil gain levy	(19,072)	-	-	-	-	-	-	-	(19,072)
	67,803	2,113	448	4,554	(3,751)	4,949	(175)	8,741	84,682

Income tax expense	(16,952)	(1,559)	(134)	(1,984)	2,948	709	12	(5,063)	(22,023)

Result of operations	50,851	554	314	2,570	(803)	5,658	(163)	3,678	62,659

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2014
	Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Net sales to customers	277	-	-	-	-	-	3,160	-	3,437
Operating expenses	(136)	-	-	-	-	-	(1,329)	-	(1,465)
Taxes other than income tax	(25)	-	-	-	-	-	(1,496)	-	(1,521)
Exploration expense	(1)	-	-	-	-	-	(122)	-	(123)
Accretion expense	(15)	-	-	-	-	-	(34)	-	(49)
Depreciation, depletion and amortisation	(78)	-	-	-	-	-	(1,411)	-	(1,489)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	22	-	-	-	-	-	(1,232)	-	(1,210)

Income tax expense	(3)	-	-	-	-	-	-	-	(3)

Result of operations	19	-	-	-	-	-	(1,232)	-	(1,213)

Total result of operations for producing activities	50,870	554	314	2,570	(803)	5,658	(1,395)	3,678	61,446

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

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalised costs (continued)

	2014
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Proved oil and gas properties	383,162	24,663	2,277	57,744	13,183	21,295	209	35,489	538,022
Unproved oil and gas properties	12,319	1,405	2	20,599	97,272	43,964	4,867	15,873	196,301
Accumulated depreciation, depletion and amortisation	(191,397)	(13,572)	(1,092)	(31,203)	(9,019)	(12,042)	(204)	(15,307)	(273,836)
Net capitalised costs	204,084	12,496	1,187	47,140	101,436	53,217	4,872	36,055	460,487

	2014
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Proved oil and gas properties	251	-	-	-	-	-	25,713	-	25,964
Unproved oil and gas properties	-	-	-	-	-	-	5,395	-	5,395
Accumulated depreciation, depletion and amortisation	(81)	-	-	-	-	-	(5,840)	-	(5,921)
Net capitalised costs	170	-	-	-	-	-	25,268	-	25,438

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

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

	2014
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	13,644	1,515	267	3,454	1,759	2,260	421	724	24,044
Development costs*	58,920	5,060	-	7,754	8,239	10,026	44	5,434	95,477
Total costs incurred	72,564	6,575	267	11,208	9,998	12,286	465	6,158	119,521

	2014
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	1	-	-	-	-	-	151	-	152
Development costs*	-	-	-	-	-	-	1,890	-	1,890
Total costs incurred	1	-	-	-	-	-	2,041	-	2,042

*	The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production fromm proved reserves to determine future cash inflows.

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

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

			2014
			Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,335,886	84,138	18,722	103,213	441,864	101,410	1,000	93,091	2,179,324
Future production costs		(528,067)	(36,129)	(4,244)	(34,477)	(257,139)	(20,692)	(434)	(29,589)	(910,771)
Future development costs	(2)	(273,362)	(17,291)	(2,708)	(34,665)	(52,399)	(22,101)	(43)	(13,704)	(416,273)
Future income taxes		(89,139)	(12,355)	(3,129)	(14,126)	(7,564)	(156)	(49)	(30,077)	(156,595)

Future net cash flows	(3)	445,318	18,363	8,641	19,945	124,762	58,461	474	19,721	695,685
10% discount factor		(163,945)	(8,741)	(3,179)	(6,585)	(84,425)	(33,260)	(93)	(4,584)	(304,812)

Standardised measure of discounted future net cash flows		281,373	9,622	5,462	13,360	40,337	25,201	381	15,137	390,873

CNOOC LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)
(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

			2014
			Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	572	-	-	-	-	-	82,011	-	82,583
Future production costs		(1,225)	-	-	-	-	-	(30,695)	-	(31,920)
Future development costs	(2)	(642)	-	-	-	-	-	(12,330)	-	(12,972)
Future income taxes		-	-	-	-	-	-	(13,641)	-	(13,641)

Future net cash flows	(3)	(1,295)	-	-	-	-	-	25,345	-	24,050
10% discount factor		271	-	-	-	-	-	(14,096)	-	(13,825)

Standardised measure of discounted future net cash flows		(1,024)	-	-	-	-	-	11,249	-	10,225

Total standardised measure of discounted future net cash flow		280,349	9,622	5,462	13,360	40,337	25,201	11,630	15,137	401,098

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

			2013
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

			2014
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardised measure, beginning of year	379,504	9,518	389,022
Sales of production, net of royalties and production costs	(175,187)	58	(175,129)
Net change in prices, net of royalties and production costs	4,323	8,750	13,073
Extensions discoveries and improved recovery, net of related future costs	87,059	652	87,711
Change in estimated future development costs	(62,501)	(4,050)	(66,551)
Development costs incurred during the year	105,782	197	105,979
Revisions in quantity estimates	(6,620)	697	(5,923)
Accretion of discount	48,893	1,305	50,198
Net change in income taxes	19,828	(2,595)	17,233
Purchase of properties	(1,544)	-	(1,544)
Changes in timing and other	(8,664)	(4,307)	(12,971)

Standardised measure, end of year	390,873	10,225	401,098