Form 20-F
period 2015-12-31
CNOOC LTD
filed 2016-04-21
CIK 1095595

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Jiewen Li

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

Yes ☐ No ☒

__________
(1) Not for trading, but only in connection with the registration of American depositary shares.

A.	Selected Financial Data	11
B.	Capitalization and Indebtedness	15
C.	Reasons for the Offer and Use of Proceeds	15
D.	Risk Factors	15

ITEM 4. INFORMATION ON THE COMPANY	20

A.	History and Development	20
B.	Business Overview	21
C.	Organizational Structure	56
D.	Property, plants and equipment	57

ITEM 4A. unresolved staff comments	57
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	58

A.	Operating Results	58
B.	Liquidity and Capital Resources	70
C.	Research and Development, Patents and Licenses, etc.	73
D.	Trend Information	73
E.	Off-Balance Sheet Arrangements	73
F.	Tabular Disclosure of Contractual Obligations	74
G.	SAFE HARBOR	74

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	74

A.	Directors and Senior Management	74
B.	Compensation	82
C.	Board Practice	83
D.	Employees	85
E.	Share Ownership	86

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	87

A.	Major Shareholders	87
B.	Related Party Transactions	87
C.	Interests of Experts and Counsel	91

ITEM 8. FINANCIAL INFORMATION	91

A.	Consolidated Statements and Other Financial Information	91
B.	Significant Changes	93

ITEM 9. THE OFFER AND LISTING	93
ITEM 10. ADDITIONAL INFORMATION	94

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK	102
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	104

A.	DEBT SECURITIES	104
B.	WARRANTS AND RIGHTS	104
C.	OTHER SECURITIES	104
D.	American Depositary shares	104

PART II	106
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	106
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	106

A.	MATERIAL MODIFICATIONS TO THE INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS	106
B.	MATERIAL MODIFICATIONS TO THE RIGHTS OF REGISTERED SECURITIES BY ISSUING OR MODIFYING ANY OTHER CLASS OF SECURITIES	106
C.	WITHDRAWAL OR SUBSTITUTION OF A MATERIAL AMOUNT OF THE ASSETS SECURING ANY REGISTERED SECURITIES	106
D.	CHANGE OF TRUSTEES OR PAYING AGENTS FOR ANY REGISTERED SECURITIES	106
E.	USE OF PROCEEDS	106

TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

●	“CNOOC” are to our controlling shareholder, China National Offshore Oil Corporation, a PRC state-owned enterprise, or China National Offshore Oil Corporation and its subsidiaries (excluding us and our subsidiaries) ,as the case may be;

●	“CNOOC Limited” are to CNOOC Limited, a Hong Kong limited liability company and the registrant of this annual report;

●	“Our company”, “Company”, “Group”, “we”, “our” or “us” are to CNOOC Limited and its subsidiaries;

●	“ADRs” are to the American depositary receipts that evidence our ADSs;

●	“ADSs” are to our American depositary shares, each of which represents 100 shares;

●	“Cdn$” are to Canadian dollar, the legal currency of Canada;

●	“China” or “PRC” are to the People’s Republic of China, excluding for purposes of geographical reference in this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited;

●	“HK$” are to Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

●	“HKICPA” are to the Hong Kong Institute of Certified Public Accountants;

●	“HKFRS” are to all Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations approved by the Council of the HKICPA;

●	“IASB” are to the International Accounting Standards Board;

●	“IFRS” are to all International Financial Reporting Standards, including International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board;

●	“Nexen” are to Nexen Energy ULC and the companies under its management, unless otherwise expressly provided or the context of this annual report otherwise requires;

●	“NYSE” are to the New York Stock Exchange;

●	“Rmb” are to Renminbi, the legal currency of the PRC;

●	“TSX” are to the Toronto Stock Exchange; and

●	“US$” are to U.S. dollar, the legal currency of the United States of America.

Conventions

We publish our financial statements in Renminbi. Unless otherwise indicated, we have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2015 of US$1.00=Rmb 6.4778. We have translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Hong Kong dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2015 of US$1.00=HK$ 7.7507. We have also translated amounts in Canadian dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Canadian dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2015 of US$1.00=Cdn$ 1.3839. We make no representation that the Renminbi amounts, Hong Kong dollar amounts or Canadian dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2015, or at all. For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not add correctly due to rounding of numbers.

For the years 2013, 2014 and 2015, approximately 52%, 52% and 62%, respectively, of our reserves were evaluated by our internal reserve evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Our reserve data for 2013, 2014 and 2015 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009. Except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees.

In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, SES and Tangguh projects in Indonesia in Asia and Yacheng 13-1/13-4 gas field in the Western South China Sea, where we have used energy equivalence for such conversion purpose.

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

●	“exploratory well” means a well drilled to find either a new field or a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well.

●	“LNG” means liquefied natural gas.

●	“net wells” means a party’s working interests in wells.

●	“proved oil and gas reserves” means those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board.

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data and consolidated statement of profit or loss and other comprehensive income data as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. As disclosed above under “Special Note on the Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been prepared and presented in accordance with IFRS.

	Year ended December 31,
	2011	2012	2013		2014	2015	2015
	Rmb	Rmb	Rmb		Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Statement of profit or loss and other Comprehensive Income Data:
Operating revenues:
Oil and gas sales	189,279		194,774	226,445	218,210	146,597	22,630
Marketing revenues	50,469		50,771	55,495	50,263	21,422	3,307
Other income	1,196		2,082	3,917	6,161	3,418	528
Total operating revenues	240,944		247,627	285,857	274,634	171,437	26,465

Expenses:
Operating expenses	(18,264)		(21,445)	(30,014)	(31,180)	(28,372)	(4,380)
Taxes other than income tax	(10,332)		(15,632)	(15,937)	(11,842)	(10,770)	(1,663)
Exploration expenses	(5,220)		(9,043)	(17,120)	(11,525)	(9,900)	(1,528)
Depreciation, depletion and amortization	(30,521)		(32,903)	(56,456)	(58,286)	(73,439)	(11,337)
Special oil gain levy	(31,982)		(26,293)	(23,421)	(19,072)	(59)	(9)
Impairment and provision	(22)		(31)	45	(4,120)	(2,746)	(424)
Crude oil and product purchases	(50,307)		(50,532)	(53,386)	(47,912)	(19,840)	(3,063)
Selling and administrative expenses	(2,854)		(3,377)	(7,859)	(6,613)	(5,705)	(881)
Others	(835)		(1,230)	(3,206)	(3,169)	(3,150)	(486)
Total expenses	(150,337)		(160,486)	(207,354)	(193,719)	(153,981)	(23,771)

Profit from operating activities	90,607		87,141	78,503	80,915	17,456	2,694
Interest income	1,196		1,002	1,092	1,073	873	135
Finance costs	(1,707)		(1,603)	(3,457)	(4,774)	(6,118)	(944)
Exchange gains, net	637		359	873	1,049	(143)	(22)
Investment income	1,828		2,392	2,611	2,684	2,398	370
Share of profits of associates	320		284	133	232	256	40
Share of profits/(losses) of a joint venture	247		(311)	762	774	1,647	254
Non-operating income/(expenses), net	(563)		908	334	560	761	117

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)

Profit before tax	92,565	90,172	80,851	82,513	17,130	2,644
Income tax expense	(22,310)	(26,481)	(24,390)	(22,314)	3,116	481
Profit for the year	70,255	63,691	56,461	60,199	20,246	3,125

Earnings per share (basic)(2)	1.57	1.43	1.26	1.35	0.45	0.07
Earnings per share (diluted) (3)	1.57	1.42	1.26	1.35	0.45	0.07
Earnings per ADS (basic) (2)	157.28	142.66	126.46	134.83	45.35	7.00
Earnings per ADS (diluted) (3)	156.63	142.14	126.07	134.57	45.31	6.99

Dividend per share
Interim	0.204	0.122	0.198	0.198	0.205	0.03
Proposed final	0.227	0.259	0.252	0.254	0.210	0.03

	As of December 31,
	2011	2012	2013	2014	2015	2015
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	23,678	55,024	14,318	14,918	11,867	1,832
Available-for sale financial assets(1)	27,576	61,795	51,103	54,030	-	-
Other financial assets(1)	-	-	-	-	71,806	11,085
Held-to-maturity financial assets	23,467	-	-	-	-	-
Current assets	131,923	170,894	146,552	140,708	140,211	21,645
Property, plant and equipment, net	220,567	252,132	419,102	463,222	454,141	70,107
Investments in associates	2,822	3,857	4,094	4,100	4,324	668
Investments in a joint venture	20,175	20,160	20,303	21,150	24,089	3,719
Intangible assets	1,033	973	17,000	16,491	16,423	2,535
Available-for-sale financial assets	7,365	7,051	6,798	5,337	-	-
Equity investments(1)	-	-	-	-	3,771	582
Total assets	384,264	456,070	621,473	662,859	664,362	102,560
Current loans and borrowings	19,919	28,830	49,841	31,180	33,585	5,185
Current liabilities	70,216	82,437	128,948	103,498	84,380	13,026
Long term loans and borrowings	18,076	29,056	82,011	105,383	131,060	20,232
Total non-current liabilities	51,192	63,853	150,905	179,751	193,941	29,939
Total liabilities	121,408	146,290	279,853	283,249	278,321	42,965
Capital stock	43,078	43,078	43,081	43,081	43,081	6,651
Shareholders’ equity	262,856	309,780	341,620	379,610	386,041	59,595

__________

(1)	From January 1, 2015, the Company early adopted IFRS/HKFRS 9 (2009) - Financial Instruments. Certain financial assets have been classified into new categories. For details, please refer to notes 2.2 to our consolidated financial statements included elsewhere in this annual report.

(2)	Earnings per share (basic) and earnings per ADS (basic) for each year from 2011 to 2015 have been computed, without considering the dilutive effect of the shares underlying our share option schemes by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 44,668,570,359 and 446,685,704, respectively, for 2011, 44,646,305,984 and 446,463,060, respectively, for 2012, 44,646,825,847 and 446,468,258, respectively, for 2013, and 44,647,455,984 and 446,474,560, respectively, for 2014, and44,647,455,984 and 446,474,560, respectively, for 2015, in each case based on a ratio of 100 shares to one ADS.

(3)	Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2011 to 2015 have been computed, after considering the dilutive effect of the shares underlying our share option schemes by using 44,853,615,010 shares and 448,536,150 ADSs for 2011, 44,808,042,330 shares and 448,080,423 ADSs for 2012, 44,787,119,089 shares and 447,871,191 ADSs for 2013, and 44,734,774,504 shares and 447,347,745 ADSs for 2014 and 44,684,819,053 shares and 446,848,191 ADSs for 2015.

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(1)	36,823	54,331	79,716	95,673	67,674	10,447

Cash provided by/(used for):
Operating activities	116,171	92,574	110,891	110,508	80,095	12,365
Investing activities	(99,036)	(63,797)	(170,032)	(90,177)	(76,495)	(11,809)
Financing activities	(20,246)	2,584	18,601	(19,486)	(6,893)	(1,064)
Gearing ratio(2)	12.6%	15.7%	27.8%	26.5%	29.9%	29.9%

__________

(1)	Capital expenditures paid exclude those relating to acquisition of oil and gas properties.

(2)	Interest bearing debt divided by the sum of interest bearing debt and equity.

The following table sets forth the noon buying rates between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
October 2015	6.3180	—	6.3591	6.3180
November 2015	6.3883	—	6.3945	6.3180
December 2015	6.4778	—	6.4896	6.3883
January 2016	6.5752	—	6.5932	6.5219
February 2016	6.5525	—	6.5795	6.5154
March 2016	6.4480	—	6.5500	6.4480

__________

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2016, the noon buying rate between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Rmb 6.4480 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2011	7.7663	7.7793	7.8087	7.7634
2012	7.7507	7.7556	7.7699	7.7493
2013	7.7539	7.7565	7.7654	7.7503
2014	7.7531	7.7554	7.7669	7.7495
2015	7.7507	7.7529	7.7686	7.7495
October 2015	7.7496	—	7.7503	7.7495
November 2015	7.7526	—	7.7526	7.7498
December 2015	7.7507	—	7.7527	7.7496
January 2016	7.7876	—	7.8270	7.7505
February 2016	7.7763	—	7.7969	7.7700
March 2016	7.7563	—	7.7745	7.7528

__________

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2016, the noon buying rate between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was HK$7.7563 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Canadian dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Cdn$ per US$1.00)
2011	1.0168	0.9857	1.0605	0.9448
2012	0.9958	0.9994	1.0417	0.971
2013	1.0637	1.0347	1.0697	0.9839
2014	1.1601	1.1083	1.1644	1.0612
2015	1.3839	1.2906	1.3989	1.1725
October 2015	1.3082	—	1.3242	1.2901
November 2015	1.3332	—	1.3360	1.3093
December 2015	1.3839	—	1.3989	1.3357
January 2016	1.4074	—	1.4592	1.3970
February 2016	1.3522	—	1.4039	1.3522
March 2016	1.2969	—	1.3466	1.2962
(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2016, the noon buying rate between U.S. dollars and Canadian dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Cdn$1.2969 to US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Although we have established the risk management system to identify, analyze, evaluate and respond to risks, our business activities are subject to the following risks, which could have material effects on our strategy, operations, compliance and financial condition. We urge you to carefully consider the risks described below.

Our business, cash flows and profits fluctuate with changes in oil and gas prices.

Prices for crude oil, natural gas and oil products may fluctuate widely in response to relative changes in the supply and demand for oil and natural gas, market uncertainty and various other factors beyond our control, including, but not limited to overall economic conditions, political instability, armed conflict and acts of terrorism, economic conditions and actions by major oil-producing countries, the price and availability of other energy sources, domestic and foreign government regulations, natural disasters and weather conditions. Changes in oil and gas prices could have a material effect on our business, cash flows and earnings.

Low oil and natural gas prices may adversely affect our business, revenue and earnings. Lower oil and natural gas prices may result in the write-off of higher cost reserves and other assets, reduction of the amount of oil and natural gas we can produce economically and termination of existing contracts that have become uneconomic. The prolonged slump in oil and natural gas prices may also impact our long-term investment strategy and operation capability for our projects.

Our business and strategy may be substantially affected by complex macro economy, politically instability, war and terrorism and changes in policy and fiscal and tax regimes.

Economic conditions, energy costs, geopolitical issues and the availability and cost of credit resulted in a severe and prolonged global economic downturn period. The complex economic outlook may materially and adversely affect our business and financial conditions.

Some of the countries in which we operate may be considered politically and economically unstable. As a result, our financial condition and operating results could be adversely affected by associated international activities, domestic civil unrest and general strikes, political instability, war and acts of terrorism. Any changes in regime or social instability, or other political, economic or diplomatic developments, or changes in fiscal and tax regime are not within our control. Our operations, existing assets or future investments may be materially and adversely affected by these changes as well as potential trade and economic sanctions due to deteriorated relations between different countries.

Our financial performance is subject to the tax and fiscal regime of host countries in which we operate. Any changes in the tax and fiscal regime in these countries may increase our tax burden and have an adverse effect on our financial performance. For example, in October 2015, Organization for Economic Co-operation and Development (OECD) published the "Base Erosion and Profit Shifting Project" (BEPS Project) final report with 15 action items, to enhance multilateral cooperation, pursuant to which the participating countries will amend their tax laws and tax treaties, and strengthen their supervision on the corporate tax planning and transfer pricing activities, which may cause risks to the Company on global transfer pricing activities.

Oil and natural gas industry are very competitive.

We compete in the PRC and international markets with national oil companies, major integrated oil and gas companies and various other independent oil and gas companies for access to oil and gas resources, products, alternative energy, customers, capital financing, technology and equipment, personnel and business opportunities. Competition may result in shortage of these resources or over-supply of oil and gas, which could increase our cost or reduce our earnings, and adversely impact our business, financial condition and results of operations. For example, the over-supply of natural gas in China may negatively impact our development, operation and revenue of natural gas projects.

In addition to competition, as we need to obtain various approvals from governmental and other regulatory authorities in order to maintain our operations, we may face unfavorable results such as project delays and cost overruns, which may further impact the realization of our strategies and adversely impact our financial condition.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and the long-lasting accuracy of our price assumptions.

We review the oil and natural gas price assumptions on a periodic basis when evaluating project decisions and business opportunities. We generally test projects and other business opportunities against a long-term price range. While we believe our current long-term price assumptions are prudent, if such assumptions proved to be incorrect, it could have a material adverse effect. For short-term planning purposes, we stress test the project feasibility against a wider range of prices.

Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

It is expected that the CO2 emissions will increase as our production grows. CO2 emissions from flaring will increase as long as there are no gas gathering systems in place. Over time, we expect that a growing share of our CO2 emissions will be subject to supervision and result in an increase in our costs. Furthermore, the public’s continued and increased attention to climate changes, including activities organized by non-governmental and political organizations, is likely to lead to implementation of additional regulations on reducing greenhouse gas emissions. If we are unable to find economically viable and publicly acceptable solutions that could reduce our CO2 emissions for new and existing projects, we may experience additional costs, project delays, reduced production and reduced demand for hydrocarbons.

Mergers, acquisitions and divestments may expose us to additional risks and uncertainties, and we may not be able to realize the anticipated benefits from acquisitions and divestments.

Mergers and acquisitions may not succeed due to various reasons, such as difficulties in integrating activities and realising synergies, outcomes differing from key assumptions, host governments reacting or responding in a different manner from that envisaged, or liabilities and costs being underestimated. Any of these would reduce our ability to realise the anticipated benefits. We may not be able to successfully divest non-core assets at acceptable prices, resulting in increased pressure on our cash position. In the case of divestments, we may be held liable for past acts, or failures to act or perform responsibilities. We may also be subject to liabilities if a purchaser fails to fulfil all of its commitments. These risks may result in an increase in our costs and inability to achieve our business goals.

The nature of our operations exposes us and the communities in which we work to a wide range of health, safety, security and environment risks.

Every aspect of our daily operations exposes us to health, safety, security and environmental (HSSE) risks given the geographical area, operational diversity and technical complexity of our operations. Our operations include productions and transportations of oil and gas in difficult geographic or climate zones, as well as environmentally sensitive regions, such as Canada, the basins in Uganda or offshore, especially in deep water area. Our operations expose us and the areas in which we operate to a number of risks, including major process safety incidents, natural disasters, earthquakes, social unrest, health and safety lapses and crimes. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in casualties, environmental damage disruption of business activities and, depending on their cause and severity, material damage to our reputation, exclusion from bidding on mineral rights and eventually loss of our licence to operate. In certain circumstances, liabilities could be imposed without regard to our fault in the matter. Regulatory requirements for HSSE change constantly and may become more stringent over time. In the future, we may incur significant additional costs in complying with such requirements or bear liabilities such as fines, penalties, clean-up costs and third-party claims, as a result of breach of laws and regulations relating to HSSE matter. Our reputation may be adversely affected.

We maintain various insurance policies for our operations against potential losses. For detailed information on our insurance coverage, see “Item 4—Information on the Company—Business Overview—Operating Hazards and Uninsured Risks.” However, our ability to insure against our risks is subject to the availability of relevant insurance products in the market. In addition, we cannot ensure you that our insurance coverage is sufficient to cover any losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies on a timely basis, or at all. If any of our losses are not covered by our insurance coverage, or if the insurance compensation is less than our losses or the claim is not paid on a timely basis, our business, financial condition and results of operations could be materially and adversely affected.

Violations of anti-fraud, corruption and corporate governance laws may expose us to various risks.

Laws and regulations of the host countries or regions in which we operate, such as laws on anti-corruption, anti-fraud and corporate governance, are constantly changing and strengthening, especially in the United States, United Kingdom, Canada and China. The compliance with these laws and regulations may increase our cost. If the Company, our employees, executives or directors fail to comply with any of such laws and regulations, it may expose us to prosecution or punishment, damage to our brand and reputations, the ability to obtain new resources and/or access to the capital markets, and it may even expose us to civil or criminal liabilities.

The current or future activities of our controlling shareholder, CNOOC, or its affiliates in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention and possible imposition of sanctions on CNOOC, which could materially and adversely affect our shareholders.

We cannot predict the interpretation or implementation of government policies at the U.S. federal, state or local levels with respect to any current or future activities by CNOOC or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions. As a result of such activities by CNOOC, we could be prohibited from engaging in business activities in the U.S. or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited. Pension or endowment funds of certain U.S. state and local governments or universities may sell our securities due to certain restrictions on investments in companies that engage in activities in sanctioned countries, such as Iran and Sudan. We may also be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company and investment in our company.

As required by the Iran Threat Reduction and Syria Human Rights Act of 2012, which added a disclosure requirement to the Securities Exchange Act of 1934, we are providing certain information regarding our non-controlled affiliates’ activities. To our knowledge, in 2015, China Oilfield Services Limited (COSL), one of our non-controlled affiliates, continued to provide certain drilling and other related services in Iran under renewed subcontracting agreements entered into in 2009, as it did in 2014. We cannot predict at this time whether U.S. sanctions will be imposed on any of our affiliates.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

Our exploration and development activities involve inherent risks, including the risk of not discovering commercially productive oil or gas reservoirs and that the wells we drill may not be able to commence production or may not be sufficiently productive to generate a return of our partial or full investments. In addition, approximately 55.0% of our proved reserves were undeveloped as of December 31, 2015. Our future success depends on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the market prices of our oil and gas products, the production performance of reservoirs, extensive engineering judgments, comprehensive judgement of engineers and the fiscal and tax regime in the countries where we have operations or assets.

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove be incorrect over time. Consequently, the results of drilling, testing, production and changes in the price of oil and gas may require substantial upward or downward revisions to our initial reserve data.

If we fail to develop or gain access to appropriate technologies, or to deploy them effectively, the realization of our strategies as well as our competitiveness and ability to operate may be adversely affected.

Technology and innovation are vital for us in meeting the global energy demands in a competitive environment. For example, we strive to rely on technologies and innovations to enhance our competiveness in the development of unconventional oil and gas resources, including oil sands, shale oil and gas and coalbed methane, and deep water exploration and development. In the context of an operating environment with stricter environmental compliance standards and requirements, although current knowledge recognise these newly developed technologies as safe to the environment, there still exists unknown or unpredictable elements that may have an impact on the environment. This may in turn harm our reputation and operation, increase our costs or even result in litigations and sanctions. We may face risks in failing to meet the required environmental standards if our technologies in unconventional oil and gas operations are not sophisticated.

Breach of our cyber security or break down of our IT infrastructure could damage our operations and our reputation.

Intentional attacks on our cyber system, negligent management of our cyber security and IT system management and other factors may cause damage or break down to our IT infrastructure, which may disrupt our operations, result in loss or misuse of data or sensitive information, cause injuries, environmental harm or damages in assets, violate laws or regulations and result in potential legal liability. These actions could result in significant costs or damage to our reputational.

CNOOC largely controls us and we regularly enter into related party transactions with CNOOC and its affiliates.

CNOOC indirectly owns or controls 64.44% of our shares as of March 31, 2016. As a result, CNOOC is able to control our board composition, or our Board, determine the time and amount in dividend payments, and controls us in various aspects. Under current PRC laws, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for the petroleum resources exploitation in offshore China. Although CNOOC has undertaken to transfer all of its rights and obligations under any new PSCs to us (except for those relating to administrative functions as a state-owned company), our strategies, results of operations and financial position may be adversely affected in the event CNOOC takes actions that favour its own interests over ours.

In addition, we regularly enter into connected transactions with CNOOC and its affiliates. Certain connected transactions require a review by the Hong Kong Stock Exchange and are subject to prior approvals by the independent shareholders. If these transactions are not approved, the Company may not be able to proceed as planned and it may adversely affect our business and financial condition.

Oil and natural gas transportation may expose us to financial loss and reputation harm.

Our oil and gas transportation involves marine, land and pipeline transportation, which are subject to hazards such as capsizing, collision, acts of piracy and damage or loss from severe weather conditions, explosions, oil and gas spills and leakages. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations, risk of financial loss and reputation harm. We may not be insured against all of these risks and uninsured losses and liabilities arising from these hazards could reduce the funds available to us for financing, exploration and investment, which may have a material adverse effect on our business, financial condition and results of operations.

We face various risks with regard to our business and operations in North America.

Transportation and export infrastructure in North America is limited, and without the construction of new transportation and export infrastructure, our oil and natural gas production capacity may be affected. In addition, we may be required to sell our products into the North American markets at lower prices than in other markets, which could materially and adversely affect our financial performance.

Aboriginal people in Canada have claimed aboriginal title and rights to the lands and mineral resources in substantial portion of western Canada. As a result, negotiations with aboriginal people on surface activities are required and may result in timing uncertainties or delays of future development activities. Declaration by aboriginal people, if successful, could have a significant adverse effect on our business in Canada.

We may have limited control over our investments in joint ventures and our operations with partners.

A portion of our operations are conducted in the forms of partnerships or in joint ventures in which we may have limited ability to influence and control their operation or future development. Our limited ability to influence and control the operation or future development of such joint ventures could materially and adversely affect the realization of our target returns on capital investment and lead to unexpected future costs.

If we depend heavily on key customers or suppliers, our business, results of operations and financial condition could be adversely affected.

Key sales customers - if any of our key customers reduced their crude oil purchases from us significantly, our results of operation could be adversely affected. In order to reduce reliance on a single customer, we adopt measures including signing annual sales contracts, developing sales plans, and participating in market competition so as to maintain a stable cooperation with customers.

Key suppliers - we have strengthened our communication in business with our key suppliers in order to maintain a good working relationship. We have also established strategic partnerships through communications and a consensus in corporate cultures and win-win cooperation Further, we actively explore new suppliers to ensure adequacy and foster competition.

We face currency risks and liquidity risks.

Currency risks – The Company’s oil and gas sales are substantially denominated in Renminbi and U.S. dollars. The depreciation of the Renminbi against the U.S. dollar may result in double effects. The appreciation of the U.S. dollar against the Renminbi may increase the Company’s revenue in the sales of oil and gas, but it may increase our costs of equipment and import of raw materials in the meantime.

Liquidity risks – Certain restrictions on dividend distribution imposed by the laws of the host countries in which we operate may adversely and materially affect our cash flows. For instance, as the dividend of our wholly owned subsidiaries in the PRC shall be distributed pursuant to the laws of the PRC and the articles and association, and we may face risks of not obtaining adequate cash flows from such subsidiaries. In addition, a ratings downgrade could potentially increase financing costs and adversely impact our ability to access financing, which could put pressure on the Company’s liquidity.

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within China and, without the approval of PRC authorities, the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

In 1999, CNOOC transferred all of its then current operational and commercial interests in its offshore petroleum business, including the related assets and liabilities, to us. As a result and subject to the undertakings below, we and our subsidiaries are the only vehicles through which CNOOC engages in oil and gas exploration, development, production and sales activities both in and outside the PRC.

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

Overview

We are an upstream company specializing in the exploration, development and production of oil and natural gas. We are the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, we are also one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2015, we had net proved reserves of approximately 4.32 billion BOE (including approximately 0.3 billion BOE in our equity method investees). In 2015, we had a total net oil and gas production of 1,358,022 BOE per day (including net oil and gas production of approximately 50,357 BOE per day in our equity method investees).

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

Large and diversified asset base with significant exploitation opportunities

We have a large net proved reserve base spread across offshore China and globally. As of December 31, 2015, we had approximately 4.32 billion BOE of net proved reserves. Our core operating area, offshore China, contributed to approximately 53.9% of our net proved reserves, while overseas contributed to the balance of 46.1%.

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

As of December 31, 2015, approximately 55.0% of our net proved reserves were classified as net proved undeveloped. Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating areas in offshore China with demonstrated exploration potential

We are the dominant oil and gas producer in offshore China, a region that we believe has substantial exploration upside. As of December 31, 2015, our total major exploration areas acreage in offshore China was approximately 257,292 thousand km2. We believe that offshore China is relatively underexplored, compared to other prolific offshore exploration areas such as the shallow water of the U.S. Gulf of Mexico, providing us with substantial exploration upside.

We have maintained an active drilling exploration program, which continues to demonstrate the exploration potential of offshore China. During 2015, we and our foreign partners have together drilled a total of 123 exploratory wells in offshore China, of which 64 were wildcat wells. During the same year, we and our foreign partners made 14 new discoveries in offshore China.

Successful independent exploration and development track record

We have a strong record of growing our reserves base for oil and natural gas, both independently and with our foreign partners through PSCs. In recent years, we have been adding reserves and production mainly through independent exploration and development. As of the end of 2015, in offshore China, approximately 85.7% of our net proved reserves were independent and approximately 73.8% of our production came from independent projects.

In 2015, in offshore China, our independent exploration resulted in 14 new discoveries. We also successfully appraised 20 oil and gas structures. On the development front, our major new development projects progressed smoothly with 5 new projects on stream in offshore China.

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

We have a proven track record of complying with a high level of corporate governance standard, which was recognized by the industry. For example, we were awarded the “2015 Best CSR” and “2015 Best Investor Relations Company” by Corporate Governance Asia Magazine and the “2015 Corporate Governance awards – Platinum” by The Asset in 2015.

Business Strategy

We intend to continue expanding our oil and gas exploration and production activities. The principal components of our strategy are as follows:

•	focus on reserve and production growth;

•	develop natural gas business; and

•	maintain a prudent financial policy.

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as our top priorities. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2015, approximately 55.0% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining stable production in the future.

Develop natural gas business

We will continue to develop the natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

Aiming to reduce operating cost, we plan to actively promote the regional development of oil and gas fields and apply cutting-edge offshore engineering, drilling and production technologies to our operations. In 2015, we emphasized the “Year of Quality and Efficiency” program, with efforts to control costs and increase efficiency. Operating expense per BOE lowered for the second consecutive year.

Currently, we have a healthy financial position. Under low oil price environment, we attached more importance to cash flow management and continued to balance capex, dividend payment and debt financing.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

Our reserve data for 2013, 2014 and 2015 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009.

	Year ended December 31,
	2013	2014	2015
Net Production(2):
Oil (daily average bbls/day)	912,603	955,647	1,124,047
Gas (daily average mmcf/day)	1,247.4	1,330.1	1,363.6
Oil equivalent (BOE/day)	1,127,967	1,184,977	1,358,022

Net Proved Reserves (end of period):
Oil (mmbbls)	2,290.2	2,258.5	2,015.0
Gas (bcf)	6,323.3	6,730.8	6,992.9
Synthetic Oil (mmbbls)	736.4	749.9	815.3
Bitumen (mmbbls)	33.8	31.4	0.0
Total (million BOE)	4,138.7	4,185.0	4,016.0
Total with equity method investees (million BOE)(2)	4,427.6	4,478.0	4,315.5
Annual reserve replacement ratio(1)	337%	111%	65%
Annual reserve replacement ratio(2)	327%	112%	67%
Estimated reserve life (years)	10.5	10.1	8.4
Estimated reserve life (years)(2)	10.8	10.4	8.7
Standardized measure of discounted future net cash flow (million Rmb)	389,022	401,098	185,251

__________

(1)	For information on the calculation of this ratio, see “Terms and Conventions—Glossary of Technical Terms—reserve replacement ratio.”

(2)	Including our interest in equity method investees.

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

	Net proved reserves at December 31,		Net proved reserves at December 31, 2015

	2013	2014	Crude Oil	Natural Gas	Synthetic Oil	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmbbls)	(mmboe)
Developed
Offshore China
Bohai	533.7	583.7	564.0	234.7	—	603.1
Western South China Sea	210.8	173.5	70.8	581.5	—	169.0
Eastern South China Sea	176.4	279.8	164.9	810.1	—	299.9
East China Sea	5.9	20.5	9.2	130.2	—	30.9
Subtotal	926.8	1,057.5	808.8	1,756.5	—	1,102.9
Overseas
Asia (excluding China)	98.9	90.9	39.8	439.4	—	118.8
Oceania	44.4	80.0	9.8	273.0	—	63.3
Africa	58.9	47.1	52.7	—	—	52.7
North America (excluding Canada)	116.7	121.4	85.2	166.2	—	112.6
Canada	241.4	258.2	0.0	119.3	196.7	216.6
South America	1.7	1.8	1.6	—	—	1.6
Europe	132.6	124.6	94.5	8.0	—	95.8
Subtotal	694.6	724.1	283.6	1,006.0	196.7	661.4
Total Developed	1,621.3	1,781.6	1,092.5	2,762.5	196.7	1,764.3

Undeveloped
Offshore China
Bohai	646.1	608.1	344.3	146.7	—	368.7
Western South China Sea	438.7	425.2	78.4	2,551.1	—	503.6
Eastern South China Sea	366.3	243.7	192.1	141.4	—	215.7
East China Sea	64.4	152.2	6.9	758.8	—	133.4
Subtotal	1,515.5	1,429.2	621.8	3,598.1	—	1,221.5
Overseas
Asia (excluding China)	141.7	108.5	20.0	406.3	—	90.1
Oceania	47.7	25.9	4.8	116.2	—	27.5
Africa	96.5	95.5	113.9	—	—	113.9
North America (excluding Canada)	116.5	154.5	154.2	109.0	—	172.1
Canada	561.4	562.0	—	—	618.6	618.6
Europe	38.0	27.9	7.9	0.8	—	8.0
Subtotal	1,001.8	974.2	300.7	632.3	618.6	1,030.3
Total Undeveloped	2,517.3	2,403.4	922.5	4230.4	618.6	2,251.7

TOTAL PROVED	4,138.7	4,185.0	2,015.0	6,992.9	815.3	4,016.0
Equity method investees	288.9	293.0	200.1	576.9	—	299.5
Total with equity method investees	4,427.6	4,478.0	2,215.0	7,569.8	815.3	4,315.5

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude and Liquids Reserves
(mmbbls)

	As of December 31,		As of December 31, 2015
	2013	2014	Developed		Undeveloped		Total
Offshore China
Bohai	1,087.6	1,111.7	564.0		344.3		908.3
Western South China Sea	228.3	210.0	70.8		78.4		149.3
Eastern South China Sea	357.0	351.9	164.9		192.1		357.0
East China Sea	19.8	18.0	9.2		6.9		16.1
Subtotal	1,692.6	1,691.6	808.8		621.8		1,430.6
Overseas
Asia (excluding China)	83.6	47.4	39.8		20.0		59.8
Oceania	15.9	16.6	9.8		4.8		14.5
Africa	155.4	142.5	52.7		113.9		166.6
North America (excluding Canada)	175.0	209.3	85.2		154.2		239.5
Canada	770.3	781.4	196.7	(1)	618.6	(2)	815.3
South America	1.7	1.8	1.6		—		1.6
Europe	166.0	149.1	94.5		7.9		102.3
Subtotal	1,367.8	1,348.2	480.3		919.3		1,399.6
Total	3,060.4	3,039.8	1,289.1		1,541.1		2,830.2
Equity method entities	199.3	200.4	104.9		95.2		200.1
Total with equity method investees	3,259.7	3,240.1	1,394.0		1,636.3		3,030.3

__________

(1)	Including Synthetic oil 196.7 mmbbls.

(2)	Including Synthetic oil 618.6 mmbbls.

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2015
	2013	2014	Developed	Undeveloped	Total
Offshore China
Bohai	552.9	480.8	234.7	146.7	381.4
Western South China Sea	2,505.4	2318.1	581.5	2,551.1	3,132.6
Eastern South China Sea	1,114.2	1029.6	810.1	141.4	951.6
East China Sea	303.1	928.3	130.2	758.8	889.0
Subtotal	4,475.6	4756.8	1,756.5	3,598.1	5,354.6
Overseas
Asia (excluding China)	889.4	861.2	439.4	406.3	845.8
Oceania	386.0	455.7	273.0	116.2	389.2
Africa	—	—	—	—	—
North America (excluding Canada)	349.6	403.9	166.2	109.0	275.2
Canada	195.0	233.0	119.3	—	119.3
South America	—	—	—	—	—
Europe	27.8	20.2	8.0	0.8	8.8
Subtotal	1,847.7	1,974.0	1,006.0	632.3	1,638.3
Total	6,323.3	6,730.8	2,762.5	4,230.4	6,992.9
Equity method investees	519.9	537.3	418.3	158.6	576.9
Total with equity method investees	6, 843.2	7,268.1	3,180.8	4,389.0	7,569.8

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2015
	2013	2014	Developed	Undeveloped	Total
Offshore China
Bohai	1,179.7	1,191.8	603.1	368.7	971.8
Western South China Sea	649.6	598.7	169.0	503.6	672.6
Eastern South China Sea	542.7	523.5	299.9	215.7	515.6
East China Sea	70.4	172.7	30.9	133.4	164.2
Subtotal	2,442.3	2,486.8	1,102.9	1,221.5	2,324.3
Overseas
Asia (excluding China)	240.6	199.4	118.8	90.1	208.9
Oceania	92.0	106.0	63.3	27.5	90.8
Africa	155.4	142.5	52.7	113.9	166.6
North America (excluding Canada)	233.2	275.9	112.6	172.1	284.8
Canada	802.8	820.2	216.6	618.6	835.2
South America	1.7	1.8	1.6	0.0	1.6
Europe	170.6	152.5	95.8	8.0	103.8
Subtotal	1,696.4	1,698.3	661.4	1,030.3	1,691.7
Total	4,138.7	4,185.0	1,764.3	2,251.7	4,016.0
Equity method investees	288.9	293.0	176.9	122.6	299.5
Total with equity method investees	4,427.6	4,478.0	1,941.2	2,374.3	4,315.5

Proved Reserves

As of December 31, 2015, we had proved reserves of 4,315.5 million BOE, including 2,215.0 million barrels of crude oil, 815.3 million barrels of synthetic oil and 7,569.8 bcf of natural gas, representing a decrease of 162.5 million BOE as compared to proved reserves of 4,478.0 million BOE as of December 31, 2014.

The changes in our proved reserves mainly include:

●     An increase of 653.5 million BOE due to new discoveries and extensions, of which 73.3 million BOE are developed and 580.2 million BOE are undeveloped, details of which are described below:

➢	Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 515.1 million BOE, which are primarily attributable to fields such as Bozhong 34-9, Luda 21-2, Caofeidian6-4, Lingshui17-2 and Liuhua20-2 etc.; and

➢ »	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 138.4 million BOE, which are primarily attributable to onshore and offshore fields in the United States.

●     A decrease of 322.7 million BOE due to revision of previous estimates;

●     The production of 495.7 million BOE in 2015.

Proved Undeveloped Reserves (PUD)

As of December 31, 2015, we had proved undeveloped reserves of 2,374.3 million BOE, including 1,017.7 million barrels of crude oil, 618.6 million barrels of synthetic oil and 4,389.0 bcf of natural gas, representing an decrease of 162.1 million BOE as compared to proved undeveloped reserves of 2,536.3 million BOE as of December 31, 2014.

The changes in our proved undeveloped reserves mainly include:

●     A decrease of 345.6 million BOE due to PUD converted to Proved Developed reserves (PD);

●     A decrease of 396.6 million BOE due to revision of previous estimates;

●     An increase of 580.2 million BOE due to new discoveries and extensions, details of which are described below:

➢	Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 471.6 million BOE, which are primarily attributable to fields such as Bozhong34-9, Luda 21-2, Caofeidian6-4, Lingshui17-2 and Liuhua20-2 etc.; and

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 108.6 million BOE which are primarily attributable to oil sands and shale gas fields in Canada, and onshore and offshore fields in the United States.

In 2015, we had in total 345.6 million BOE PUD reserves converted to PD, or the PUD conversion rate was 13.6%.

In 2015, we spent approximately US$4.1 billion on developing proved undeveloped reserves into proved developed reserves. US$3.7 billion, or 90%, were spent on 26 major development projects in Bohai, Eastern South China Sea, Western South China Sea and Eastern South China Sea in offshore China and Nigeria, the United Kingdom and the U.S. The remaining 10% was spent mainly on the infill drilling programs in offshore China and Indonesia.

As of December 31, 2015, 52.0 million BOE of our proved undeveloped reserves were first booked before 2011. These proved undeveloped reserves were mainly located in East China Sea, Bohai and Western South China Sea, including (i) 7.7 million BOE in East China Sea, which are under construction; (ii) 19.7 million BOE in Bohai, including Jinzhou 20-2N oil field which is scheduled to be jointly developed with newly discovered extensions; and (iii) 24.6 million BOE in Western South China

Sea, including Wenchang 9-2/9-3/10-3 gas fields whose ODP was amended due to gas market change and expected to be online in 2018. The development of proved undeveloped reserves relating to the above projects was not completed within five years from initial booking due to the specific circumstances associated with the relevant development activities and delivery obligations. The Company books proved reserves for which development is scheduled to commence after more than five years only if these proved reserves satisfy the SEC’s standards for attribution of proved status and the Company’s management has reasonable certainty that these proved reserves will be produced.

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

For 2013, 2014 and 2015, approximately 52%, 52% and 62 % respectively, of our reserves were evaluated by our internal reserves evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Except as otherwise stated, all amounts of reserves in this report include our interests in equity method investees.

In 2015, we engaged Ryder Scott Company, L.P. and Gaffney, Cline & Associates (Consultants) Pte Ltd. as independent third party consulting firms to perform annual estimates for our net proved oil and gas reserves under our consolidated subsidiaries. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and provides their reserves estimate. These reports have been included as appendices to this document. Of the total net proved oil and gas reserves evaluated by our internal reserve evaluation staff, we engaged independent third party consulting firms Ryder Scott Company, L.P., McDaniel & Associates Consultants Ltd. and DeGolyer and MacNaughton to perform annual audits for over 65% of the internally evaluated reserves to provide validation of our processes and estimates. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and concludes with their opinion concerning the reasonableness of the estimated reserves quantities or reserves processes. These reports have been included as appendices to this document.

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

Exploration, Development and Production

Summary

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). As of the end of 2015, approximately 53.9% of the Company’s net proved reserves and approximately 65.2% of its net production were derived from offshore China.

In its independent operations, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. As of the end of 2015, approximately 85.7% of the Company’s net proved reserves and approximately 73.8% of its net production in offshore China were derived from independent projects.

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

Overseas, following years of overseas development, the Company has essentially completed the layout of its global portfolio. Overseas assets account for over 50% of the Company’s total assets. Currently, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom, Brazil and various other countries.

In 2015, growth momentum of the world economy was sluggish. The downward pressure of the Chinese economy continued while international oil prices remained low. The Company and the entire oil and gas industry faced severe market situation and difficult business environment.

For this reason, the Company continued to implement the “Year of Quality and Efficiency” program and carried out effective measures to maintain healthy and sustainable development.

In 2015, the Company persisted with strategies formulated at the beginning of the year, which includes, maintaining prudent financial policy and investment decision; strengthening cost control and continuing to improve quality and efficiency; ensuring safe operation of producing projects; keeping sanctioned projects on schedule with stringent quality control.

In 2015, the Company significantly reduced its capital expenditure. However, the Company still reached its production and business targets in spite of all difficulties. The Company managed to maintain appropriate exploration expenditures and intensive exploration activities, and achieved successful results.

Seven new projects planned in early 2015 all came on stream. The high end of production target was met with a total volume of 495.7 million BOE. To ensure sustainable development in the future, the Company steadily pushed ahead the construction of more than 20 projects. All in cost per BOE was US$39.82, representing a decline for the second consecutive year. The Company has maintained a healthy financial position with a net profit of Rmb 20.25 billion for the year. Meanwhile, health, safety and environmental protection performance remained stable.

Looking forward to 2016, the recovery of the global economy is expected to remain weak; low international oil prices will prevail, and the external operating environment is likely to remain tough. In spite of this, the Company remains confident and persistent. We will further strengthen our operating strategies under a low-oil-price environment, which include: maintaining prudent financial policy; continuing to lower costs and increase efficiency through technology and management innovation; ensuring safe operation and strict compliance with regulations; focusing on return by balancing short-term benefit and long-term development.

In 2016, the capital expenditure of the Company will be no more than Rmb 60 billion. To maintain its competitive financial position, the Company will continue to strengthen cost controls and focus more on cash flow management. Our production target for 2016 is 470-485 million BOE with four new projects to come on stream. Meanwhile, the Company will maintain its high standards in health, safety and environmental protection.

Exploration

In 2015, the Company ensured its exploration spending in its core area, offshore China, and prioritized mature areas and rolling areas, and made appropriate adjustment on the number of high cost wells such as deepwater wells; overseas, the Company collaborated with its partners to optimize exploration program and focused on areas with high success rates. During the year, breakthroughs were made in both offshore China and overseas exploration. Due to significant decrease in international oil prices, the reserve replacement ratio for the Company is 67% for 2015.

In offshore China, the exploration activities of the Company remained at a high level. In 2015, a total of approximately 13.0 thousand kilometers of 2D Seismic Data was acquired independently; a total of approximately 16.5 thousand square kilometers of 3D Seismic Data was acquired independently and through PSC, and 123 exploration wells were drilled. In addition, the Company completed 19 unconventional wells onshore China. 14 new discoveries were made and 20 oil and gas structures were successfully appraised. The success rate of independent exploration wells in offshore China is 45-67%.

In 2015, the Company continued to implement a proactive exploration strategy in offshore China, resulting in successful achievements including the following:

Firstly, effectively completed the appraisal of three mid-to-large sized oil fields. The oil and gas structures of Caofeidian 6-4, Luda 16-3/Luda 16-3 South and Bozhong 34-9 in Bohai were successfully appraised, most of which being light oil.

Secondly, remarkable achievements were made in rolling and expanding exploration in the North Slope of East Sag in Baiyun Trough in Eastern South China Sea. Two discoveries of Liuhua 20-2 and Liuhua 21-2 were made which significantly enhanced the overall efficiency of exploration and development in the region.

Thirdly, breakthroughs were made in the expansion and new layer exploration in the central valley channels in Western South China Sea, with the discovery of Lingshui 18-1, and successful appraisal of the oil and gas structure of Lingshui 25-1.

Fourthly, with existing production facilities, the rolling exploration in Bohai has led to remarkable results, with the successful appraisal of Bozhong 34-1N oil and gas structure. Aiming at high-abundance and high-quality reserves, the Company strengthened the integrated exploration and development in Wushi Trough in Western South China Sea, and successfully appraised a number of oil fields around Wushi 17-2, which enhanced the development efficiency of the region.

Such achievements have further consolidated the position of offshore China as the core area of the Company and demonstrated the Company’s unique strength in offshore China.

For overseas exploration, the Company continued to focus on key areas and optimized its investment portfolio strategies for sustainable development. New discoveries included REZ in Algeria and Ukot South in Nigeria. In addition, three oil and gas structures were successfully appraised, including MAS and OGB in Algeria and Libra in Brazil, demonstrating the Company’s favorable exploration progress overseas.

Furthermore, the Company has enhanced its management through optimizing exploration portfolio and projects, improving management processes and operational organization and reinforcing on-site operation management, integration of development and exploration and overseas management. Specific measures carried out included: communicating actively with contractors to lower service prices; reinforcing the refined management of exploration wells and reducing costs by focusing on details; enhancing operational efficiency through technological innovation; and reinforcing the integration of exploration and development to enhance the overall benefits for the Company through effective control of exploration costs.

In 2015, the Company utilized technological innovation to break through bottlenecks in exploration. The Company also increased operational efficiency through technological innovations such as Single Trip Triple Large Coring. Breakthroughs were made in the sampling process of heavy oil in Bohai. The well logging and testing for high-pressure-high-temperature wells also made progress.

The Company’s major exploration activities in 2015 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China
Bohai	18	32	3	0	7	0	28	0	0	0	1,780	0
Eastern South China Sea	20	7	1	0	2	0	2	0	5,368	0	4,014	0
Western South China Sea	16	15	3	0	5	0	7	0	6,611	0	7,984	1,441
East China Sea	1	5	2	0	0	0	4	0	1,017	0	1,294	0
Subtotal	55	59	9	0	14	0	41	0	12,996	0	15,072	1,441
Overseas	0	0	8	5	0	2	0	5	0	3,792	0	0
Total	55	59	17	5	14	2	41	5	12,996	3,792	15,072	1,441

In 2016, the Company will prioritize offshore China, and balance among mature areas, rolling areas and new areas. We will focus on high-quality blocks and conventional oil and gas exploration overseas. The Company will continue to maintain heavy exploration workload to ensure mid- to long-term sustainable development.

Engineering Construction, Development and Production

In 2015, the Company successfully completed its production target and reached the high end of the target set early this year. The Company carefully organized its operational resources and made smooth progress in engineering construction. There were more than 20 projects under construction in 2015. Currently, seven projects planned for 2015 came on stream.

In 2015, the Company’s net oil and gas production reached 495.7 million BOE, representing an increase of 14.6% year over year and hit the high end of the production target of 475-495 million BOE. To date, new projects planned for 2015, Jinzhou 9-3 comprehensive adjustment, Bozhong 28/34 comprehensive adjustment, Kenli 10-1 oil field, Dongfang 1-1 phase I adjustment and Luda 10-1 comprehensive adjustment, commenced production in the year; Weizhou 11-4N oilfield phase II and Weizhou 12-2 oilfield joint development project were announced to commence production early 2016.

In 2015, the Company’s development and production faced tremendous pressure due to the continuous slump in international oil prices. Therefore, while ensuring production safety, the Company focused on enhancing efficiency and lowering costs in its development and production operations, and was able to achieve its annual development and production targets during the year.

Firstly, we focused on return in feasibility study projects and significantly reduced development investments. We achieved this mainly by optimizing designs and investment.

Secondly, we strictly controlled the quality of geology and reservoirs designs and promoted the risk-resistance capacity of new projects. This will help us ensure that various development indicators are achieved for infill drilling, comprehensive adjustment projects and new oil and gas fields.

Thirdly, we conducted special programs to lower operating expenses and established a long-term mechanism to solidify the achievements, which resulted in the successful control of operating costs. By utilizing market mechanisms, service and supply costs have also been lowered.

Fourthly, the number of projects and production expenditures were effectively controlled through project screening, budget controls and process management. Meanwhile, through changes in the performance review system of business units, their motivation of cost control was strengthened.

Looking forward to 2016, the workload of onshore construction and offshore installation will remain stable. A total of four new projects are expected to commence production, including Kenli 10-4 oilfield, Panyu 11-5 oilfield, Weizhou 6-9/6-10 oilfield comprehensive adjustment project and Enping 18-1 oilfield. Among them, Kenli 10-4 oilfield already commenced production in January 2016. In addition, it is expected that nearly 20 new projects will be under construction in 2016 and support the Company’s sustainable growth in the future.

In 2016, the Company’s development and production are expected to face a harsh external environment due to pressure from international oil prices. The Company will undertake its various tasks with emphasis on the following areas:

Firstly, we will drive the feasibility study for major early-stage projects to further lower cost and enhance efficiency. We will strictly control the quality of geological reservoir designs of early-stage projects and strengthen the study on the producing reserves and recoverable reserves.

Secondly, we will further develop the potential of mature oil fields and slow down its production decline. With oil reservoirs as the focus, we will intensify the basic work of improving water injection and liquid production structures through the meticulous study of mature oil fields and reformation of management concepts.

Thirdly, we will strengthen the post evaluation of the ODP project, infill drilling and workover, establish scientific assessment criteria, and explore the potential to further reduce costs and enhance efficiency.

Through the above key measures, the Company will prioritize return, strive to achieve its annual production target and lay a solid foundation for its long-term sustainable growth.

Regional Overview

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2015, the reserve and daily production volume in Bohai were 971.8 million BOE and 500,719 BOE/day, respectively, representing approximately 22.5% and 36.9% of the Company’s total reserves and daily production, respectively. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In 2015, the Company made seven successful discoveries in Bohai, namely Penglai 7-6, Luda 16-3, Caofeidian 6-1, Penglai 31-3 South, Bozhong 29-4 West, Nanbao 35-2 South and West Bozhong 34-1 North. Successful results were made in frontier exploration in Miaoxinan Uplift; light crude oil discovery was made in Guantao Group in Southeast Ring of Dabozhong and contributed to the sustainable development of the Company. In addition, the Company also successfully appraised 13 oil and gas structures, including Caofeidian 6-4, Bozhong 34-9, Luda 16-3, Luda 16-3 South, Bozhong 34-1 North, Bozhong 29-1, Qinhuangdao 27-3, Kenli 10-1, Caofeidian 6-1, Bozhong 26-3, Jinzhou 20-5, Bozhong 26-3 and Bozhong 19-4. Among which, Caofeidian 6-4, Luda 16-3/Luda 16-3 South and Bozhong 34-9 structures were proved to be mid-to-large sized oilfields after appraisals. Bozhong 34-1 North represents the fruitful results that arose from the concept of integration of exploration and development, which helped enhance the value of regional development.

These new discoveries and successful appraisals further demonstrated Bohai’s potential as a core production region for the Company.

For development and production, new projects including Jinzhou 9-3 comprehensive adjustment, Qinhuangdao 32-6 comprehensive adjustment, Kenli 10-1 oilfield, Bozhong 28/34 oilfields comprehensive adjustment and Luda 10-1 oilfield comprehensive adjustment commenced production during the year, adding impetus to the Company’s production growth.

Western South China Sea

Western South China Sea is one of the most important natural gas production areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. As of the end of 2015, the reserves and daily production volume in Western South China Sea reached 672.6 million BOE and 143,676 BOE/day, respectively, representing approximately 15.6% and 10.6% of the Company’s total reserves and daily production, respectively.

In 2015, the Company made five new independent discoveries in Western South China Sea, namely Wushi 16-1 West, Wushi 17-5, Wushi 16-9, Lingshui 18-1 and Lingshui 18-2. Of which, Lingshui 18-2 is a new natural gas discovery obtained from the new layer of the central valley channels and was tested with high production capacity. Five successful appraisals were made, namely Wushi 16-9, Wushi 16-1 West, Weizhou 6-8, Wushi 17-5 and Lingshui 25-1. Of which, Lingshui 25-1 was confirmed to be a mid-to-large sized natural gas structure after appraisal; integration of exploration and development was promoted in Wushi Trough, with Wushi 16-9, Wushi 16-1 West and Wushi 17-5 being successfully appraised, enhancing the value of regional development.

For development, Dongfang 1-1 gas field phase I adjustment came on stream in 2015, Weizhou 12-2 oilfield joint development project and Weizhou 11-4 North oilfield phrase II were announced to start production at the beginning of 2016.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2015, the reserves and daily production volume in Eastern South China Sea reached 515.6 million BOE and 229,679 BOE/ day, respectively, representing approximately 11.9% and 16.9% of the Company’s total reserves and daily production, respectively.

In 2015, the Company made favorable results in rolling and expanding exploration in the North Slope of East Sag in Baiyun Trough. Two independent discoveries were made, namely Liuhua 20-2 and Liuhua 21-2, improving the overall efficiency of exploration and development in the region. In addition, two successful appraisals were made, namely Liuhua 28-2 and Lufeng 14-4.

Benefitting from the contribution of a few new projects such as Liwan 3-1 gas field which commenced production in 2014, the production output in Eastern South China Sea increased significantly.

East China Sea

The typical water depth of the Company’s operation area in the East China Sea region is approximately 90 meters. As of the end of 2015, approximately 3.8% of the Company’s reserves and 0.9% of the Company’s production were derived from East China Sea.

Overseas

Asia (excluding China)

Asia (excluding China) was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets mainly in Indonesia and Iraq. As of the end of 2015, the reserves and daily production volume derived from Asia (excluding China) reached 208.9 million BOE and 70,987 BOE/day, respectively, representing approximately 4.8% and 5.2% of the Company’s total reserves and daily production, respectively.

Indonesia

As of the end of 2015, the Company’s asset portfolio in Indonesia consisted of three development and production blocks and a block under construction, among which, the Company acted as the operator for the Southeast Sumatra block, while the Madura Strait PSC was a joint operation block. In addition, the Company, as a non-operator, also holds working interests in the production sharing contracts in Malacca PSC.

The Company owns approximately 13.90% interest in the Tangguh LNG Project in Indonesia. In 2015, production volume of phase I of the Project remained stable. Currently, we are preparing for the development of the third LNG train of Phase II, which is expected to be completed and commence production in 2019.

Iraq

The Company holds 63.75% participating interest in the technical service contract of Missan oilfields in Iraq and acts as the lead contractor of these oilfields.

In 2015, faced with the severe security conditions in Iraq, as well as declining production of mature oilfields and other difficulties, the Company coordinated the development and production operations, strengthened its oil reservoir study, and adopted effective measures to increase production volume of mature wells. The newly drilled wells also achieved expected production levels. In 2015, the production of Missan oilfields increased steadily and averaged approximately 28,000 barrels per day.

Oceania

Currently, the Company’s oil and gas assets in Oceania are mainly located in Australia and Papua New Guinea. As of the end of 2015, the reserves and daily production volume derived from Oceania reached 90.8 million BOE and 21,673 BOE/day, respectively, representing approximately 2.1% and 1.6% of the Company’s total reserves and daily production, respectively.

Australia

The Company owns 5.3% interest in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2015, the North West Shelf LNG Project generated stable production and achieved favorable economic returns.

The Company also owns one exploration block in Australia, which is currently under appraisal.

Other Regions in Oceania

The Company owns interests in four blocks which are still under exploration in Papua New Guinea and a joint research block in New Zealand.

Africa

Africa is one of the relatively large oil and gas reserves and production base for the Company. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2015, the reserves and daily production volume derived from Africa reached 166.6 million BOE and 83,677 BOE/day, respectively, representing approximately 3.9% and 6.2% of the Company’s total reserves and daily production, respectively.

Nigeria

The Company owns 45% interest in the OML130 block in Nigeria. OML130 is a deepwater project comprised of four oilfields, namely, Akpo, Egina, Egina South and Preowei.

In 2015, the Akpo oilfield maintained stable production and its net production averaged approximately 64,000 barrels per day. The Egina project is currently at the construction stage, with construction of production facilities such as Christmas trees and FPSO undergoing.

In addition, Nexen Petroleum Nigeria Limited holds a 20% non-operating interest in Usan oilfield in the OML138 block in offshore Nigeria, together with a number of other discoveries and exploration targets. Nexen Petroleum Nigeria Limited made a new discovery in the area in 2015, namely Ukot South. Also, Nexen Petroleum Exploration & Production Nigeria Limited and Nexen Petroleum Deepwater Nigeria Limited hold an 18% non-operating interest in the OPL 223 and OML 139 PSC, respectively.

We plan to utilize the synergy of Usan and OML130 projects to establish an oil and gas production base in west Africa.

Uganda

The Company owns one-third of the interest in each of EA 1, EA 2 and EA 3A in Uganda. EA 1, EA 2 and EA 3A are located at Lake Albert Basin in Uganda, which is one of the most promising basins for oil and gas resources in Africa.

In 2015, the Company, as the operator of EA 3A, took great efforts to promote the development of the Kingfisher oilfield. The field is still under research at the preliminary development stage, and has currently completed the Pre-FEED of the crude oil pipeline.

In 2015, the FDP/PRR preparation for all oil and gas fields (excluding Kingfisher) in the reserved areas in the EA 1 and EA 2 blocks, in accordance with the government’s review requirements, were completed and submitted to the government of Uganda for the application of production licenses, and is currently awaiting government’s approval.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company also owns interests in several blocks in Equatorial Guinea, the Republic of the Congo, Algeria and the Gabonese Republic. In 2015, the Company made a new discovery in REZ structure in Algeria.

North America

North America has become the biggest overseas reserves and production region of the Company. The Company holds interests in oil and gas assets in the U.S., Canada and Trinidad and Tobago, as well as part of the shares of MEG Energy Corporation in Canada. As of the end of 2015, the Company’s reserves and daily production volume derived from North America reached 1,120.0 million BOE and 135,030 BOE/day, respectively, representing approximately 26.0% and 10.0% of the Company’s total reserves and daily production, respectively.

The U.S.

The Company currently holds 33.3% interest in two shale oil and gas projects in the U.S., namely the Eagle Ford and Niobrara shale oil and gas projects.

In 2015, along with the increasing number of wells drilled, the net production of the Eagle Ford project continued to increase and averaged approximately 60,000 BOE/day. At the same time, upon the identification of the core region of the Powder River Basin for the Niobrara project, the project began to make contribution to the Company. Under the current low oil price environment, our operators have slowed down asset development, which will impact our near-term production due to natural decline.

In addition, the Company owns interest in two major deep-water developments, Stampede and Appomattox, and a number of other exploration blocks in the U.S. Gulf of Mexico, through its wholly-owned subsidiary, Nexen Energy ULC (“Nexen”). The Company also owns interests in several exploration blocks in offshore Alaska.

Canada

Canada is one of the world’s major regions with rich oil sands resources, participation in oil sands development will be favorable to the sustainable growth of the Company. In Canada, the Company, through its subsidiary, Nexen, owns 100% working interest in the oil sands project located at the Long Lake as well as three other oil sands leases in the Athabasca region in northeastern Alberta. We also hold a 7.23% interest in the Syncrude project and a 25% interest in several other non-operated exploration and development leases.

In 2015, the Company continued the development of the Long Lake project. Its net production averaged approximately 30,000 BOE/day. For the oil sands project in Canada, under the low oil price environment, the Company will leverage on its overall advantages, lower cost and enhance efficiency, and control the pace of investment to provide a solid resource safeguard for its long-term development.

In addition, the Company holds approximately 12.39% of the shares of MEG Energy Corporation in Canada, which is listed on the Toronto Stock Exchange. The Company also owns a 60% interest in Northern Cross (Yukon) Limited, which owns oil and gas exploration blocks in the Yukon Province in

Canada.

Other Regions in North America

The Company owns 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago, respectively, of which the 2C block is in production. The engineering construction of phase III of the natural gas project progressed smoothly, and is expected to come on stream in the second half of 2016.

South America

In South America, the Company mainly holds a 50% interest in Bridas Corporation (“Bridas”) and a 10% interest in the PSC of the Libra oilfield in Brazil, among which, the Company’s 50% interest in Bridas is accounted for by equity methods. As of the end of 2015, the Company’s reserves and daily production volume derived from South America reached 299.4 million BOE and 49,884 BOE/day, respectively, representing approximately 6.9% and 3.7% of the Company’s total reserves and daily production, respectively.

Argentina

The Company holds a 50% interest in Bridas and makes joint management decisions. Bridas holds 40% interest in Pan American Energy (“PAE”) in Argentina and 100% interest in AXION Refinery. Bridas engages in upstream oil and gas exploration and production activities as well as downstream refining activities in Argentina and other countries. The strength of upstream and downstream integration is gradually realized.

In 2015, the Company made considerable efforts to maintain normal operations and production in the operating areas and endeavored to overcome the bottleneck of operational resources, coordinate resources and improve operational efficiency. The production of Bridas increased slightly to approximately 49,000 BOE/day. The downstream refinery maintains a high level of operation capacity and research on facilities upgrade and expansion is currently conducting.

Brazil

The Company holds a 10% interest in the Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of about 1,550 km2 and water depth of about 2,000 meters.

In 2015, a successful appraisal was made in the Libra project, which further reinforced the confidence in exploration and appraisal in the block.

Brazil is one of the world’s most important deepwater oil and gas development regions. The Company will fully leverage on the development opportunities of the Libra project in Brazil to seek a new growth point for production growth.

Other Regions in South America

The Company also holds interests in several exploration and production blocks in Colombia.

Europe

The Company holds interests in several oil and gas fields such as Buzzard and Golden Eagle in the North Sea. As of the end of 2015, the Company’s reserves and daily production volume derived from Europe reached 103.8 million BOE and 110,842 BOE/day, respectively, representing approximately 2.4% and 8.2% of the Company’s total reserves and daily production, respectively.

United Kingdom

The Company’s asset portfolio in the North Sea consists of projects under production, development and exploration, mainly including: a 43.2% interest in the Buzzard oilfield, one of the largest oilfield in the North Sea, and a 36.5% interest in the Golden Eagle oilfield, making the Company the largest crude oil operator in the North Sea.

The United Kingdom is one of the Company’s key overseas areas, as several key projects such as Buzzard and Golden Eagle have contributed considerably to the Company’s production. In 2015, the net production of Buzzard oilfield averaged approximately 72,000 barrels per day. In the future, we will continue to intensify our efforts in the oil and gas development in the UK, and actively look for potential exploration and development blocks in order to achieve a stable and sustainable development in the region.

Other Regions in Europe

The Company holds a license issued by the government of Iceland for carrying out oil exploration operations in the Norwegian Sea, Northeast Iceland. The project is at exploration and appraisal stage and completed offshore 2D seismic data acquisition and related appraisal work.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales price and average production cost (excluding ad valorem and severance taxes) in the years of 2013, 2014 and 2015.

	Net Production			Average Sales Price		Average Production Cost
	Total	Crude and Liquids	Gas	Crude and Liquids	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/Mmcf)	(US$/BOE)
2015
Offshore China
Bohai	500,719	477, 904	136.9	—	—	—
Western South China Sea	143,676	89,958	314.3	—	—	—
Eastern South China Sea	229,679	190,525	234.9	—	—	—
East China Sea	10,271	2,632	45.8	—	—	—
Subtotal	884,346	761,019	731.9	53.05	8,175	7.64
Overseas
Asia (excluding China)	70,987	45, 640	140.0	46.82	7,615	15.19
Oceania	21,673	3,350	93.5	53.40	3,166	8.19
Africa	83,677	83,677	-	51.01	-	6.42
North America (excluding Canada)	76,915	54,692	134.6	34.92	272	5.74
Canada	58,115	46,712	68.4	45.14	1,704	30.96
South America	1,110	1,110	-	40.81	-	10.73
Europe	110,842	103,258	45.5	51.61	5,843	10.62
Subtotal	423,319	338,440	482.1	47.21	3,704	12.38
Total	1,307,664	1,099,459	1,214.0	51.27	6,395	9.18
Equity method investees	50,357	24,588	149.6	—	—	—

2014
Offshore China
Bohai	426,913	403,927	137.9	—	—	—

Western South China Sea	138,972	80,493	341.7	—	—	—
Eastern South China Sea	163,970	141,166	136.8	—	—	—
East China Sea	5,678	1,206	26.8	—	—	—
Subtotal	735,533	626,791	643.3	98.19	7,573	9.73
Overseas
Asia (excluding China)	65,280	37,237	154.4	95.23	9,636	18.21
Oceania	26,092	4,297	111.2	100.08	3,163	9.41
Africa	76,838	76,838	—	96.91	—	9.19
North America (excluding Canada)	68,396	49,814	112.7	73.47	752	6.57
Canada	67,770	48,183	117.5	85.66	3,690	41.09
South America	1,058	1,058	—	86.36	5,120	14.80
Europe	96,370	87,918	50.7	97.79	7,206	12.69
Subtotal	401,804	305,345	546.6	91.62	5,120	16.45
Total	1,137,337	932,137	1,189.9	96.04	6,445	12.11
Equity method investees	47,640	23,510	140.2	—	—	—

2013
Offshore China
Bohai	413,650	392,413	127.4	—	—	—
Western South China Sea	132,284	75,606	330.5	—	—	—
Eastern South China Sea	166,778	141,545	151.4	—	—	—
East China Sea	5,072	872	25.2	—	—	—
Subtotal	717,784	610,435	634.5	106.86	6,323	10.06
Overseas
Asia (excluding China)	54,529	28,997	140.3	105.40	8,193	23.65
Oceania	23,909	4,533	98.2	118.48	3,151	9.61
Africa	77,343	77,343	—	108.29	—	7.54
North America (excluding Canada)	62,496	44,245	109.5	79.59	3,632	8.47
Canada	57,534	39,872	106.0	90.52	2,901	45.58
South America	960	960	—	97.62	—	13.98
Europe	88,241	83,460	28.7	103.58	9,700	12.38
Subtotal	365,010	279,409	482.7	99.67	5,067	17.42
Total	1,082,795	889,845	1,117.1	104.60	5,780	12.54
Equity method investees	45,173	22,758	130.2	—	—	—

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2013, 2014 and 2015.

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2015
Offshore China
Independent
Bohai	50	35	15	129	129	—

Western South China Sea	31	12	19	32	32	—
Eastern South China Sea	27	4	23	40	39	—
East China Sea	6	4	2	—	—	—
Subtotal	114	55	59	201	200	—
PSCs
Bohai	3	—	3	40.0	40.0	—
Western South China Sea	3	—	3	0.6	0.6	—
Eastern South China Sea	1	—	1	3.0	3.0	—
East China Sea	2	—	2	4.0	4.0	—
Subtotal	9	—	9	47.6	47.6	—
Overseas
Asia (excluding China)	—	—	—	20.4	20.4	—
Oceania	—	—	—	—	—	—
Africa	1.2	1.2	—	5.9	5.9	—
North America	0.5	—	0.5	174.4	174.4	—
South America	0.6	0.6	—	0.4	0.4	—
Europe	0.7	—	0.7	4	3	1
Subtotal	2.9	1.7	1.1	205.1	204.1	1
2014
Offshore China
Independent
Bohai	47	29	18	272	272	—
Western South China Sea	42	17	25	47	47	—
Eastern South China Sea	13	5	8	43	43	—
East China Sea	11	6	5	—	—	—
Subtotal	113	57	56	362	362	—
PSCs
Bohai	1	—	1	91.4	91.4	—
Western South China Sea	2	2	—	0.6	0.6	—
Eastern South China Sea	1	—	1	14.9	14.9	—
East China Sea	—	—	—	6.5	6.5	—
Subtotal	4	2	2	113.4	113.4	—
Overseas
Asia (excluding China)	1.3	0.1	1.2	11.1	11.1	—
Oceania	—	—	—	—	—	—
Africa	2.8	1.3	1.5	2.4	2.4	—
North America	1.0	0.1	0.9	365.8	365.8	—
South America	—	—	—	0.8	0.8	—
Europe	2.2	1.4	0.8	3.0	3.0	—
Subtotal	7.3	2.9	4.4	383.1	383.1	—

2013
Offshore China
Independent
Bohai	39	28	11	161	161	—
Western South China Sea	38	15	23	26	26	—
Eastern South China Sea	15	1	14	13	13	—
East China Sea	5	3	2	—	—	—
Subtotal	97	47	50	200	200	—
PSCs

Bohai	—	—	—	67	67	—
Western South China Sea	3	—	3	8.4	8.4	—
Eastern South China Sea	—	—	—	29.5	29. 5	—
East China Sea	—	—	—	2.0	2.0	—
Subtotal	3	—	3	106.9	106.9	—
Overseas
Asia (excluding China)	1.9	1.5	0.4	8.5	8.5	—
Oceania	—	—	—	—	—	—
Africa	7.4	5.9	1.5	4.0	4.0	—
North America	0.9	0.3	0.6	186.7	186.4	—
South America	1.0	—	1.0	0.2	0.2	—
Europe	1.4	1.0	0.4	2.9	2.9	—
Subtotal	12.6	8.7	3.9	202.3	202.0	—

Present Activities

The following tables set forth our present activities as of December 31, 2015.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai	6	5.5	618	551.5
Western South China Sea	3	3	25	25.0
Eastern South China Sea	8	8	—	—
East China Sea	10	5	—	—
Subtotal	27	21.5	643	576.5
Overseas
Asia (excluding China)	7	6.0	79	51.4
Oceania	—	—	—	—
Africa	2	0.7	16	7.2
North America	25	9.9	—	—
South America	1	0.1	24	4.8
Europe	1	0.8	1	0.4
Subtotal	36	17.4	120	63.7

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2015.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Crude and Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai	2,055	1,750.0	27	27.0	2,497	2,497	43,068	43,068
Western South China Sea	282	261.4	79	74.5	1,863	1,863	73,388	73,388
Eastern South China Sea	399	352.7	39	34.1	2,543	2,543	55,424	55,424

East China Sea	20	6.9	52	22.7	85	85	85,413	85,413
Subtotal	2,756	2,370.9	197	158.3	6,988	6,988	257,292	257,292
Overseas
Asia (excluding China)	536	491.8	27	12.3	15,199	6,074	23,273	10,885
Africa	43	14.4	—	—	886	396	21,982	5,797
Oceania	—	—	50	2.5	4,115	218	41,766	33,333
North America	4,033	1,296.5	565	187.9	508	150	19,772	6,801
South America	4,545	896.5	384	76.5	67	7	2,840	795
Europe	154	76.6	4	1.8	116	61	14,197	7,674
Subtotal	9,311	2,775.8	1,030	281	20,893	6,906	123,830	65,285
Total	12,067	5,146.7	1,227	439.3	27,881	13,894	381,122	322,577

The gross acreage disclosed above includes the total number of acres in major blocks that we own an interest. The net acreage includes our wholly owned interests and the sum of our fractional interests in gross acreage.

Delivery Commitment

We have certain delivery commitments under the take-or-pay contracts for sales of natural gas. In 2015, the annual sales from our largest gas contract contributed to only approximately 2.0% of our total oil and gas sales and the total revenues from gas sales accounted for approximately 10.3% of our total revenues in 2015. Moreover, the total gas quantities that are subject to delivery commitments under existing contracts or agreements are not significant to the Company. Therefore, we believe that we did not have any material delivery commitment as of the end of 2015.

Sales and Marketing

Sales of Crude Oil

The Company sells its crude oil produced offshore China to the PRC market mainly through CNOOC China Limited, its wholly-owned subsidiary. The Company sells its crude oil produced overseas to international and domestic markets mainly through another wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd. Nexen Energy ULC, a wholly-owned subsidiary of the Company, sells its crude oil and synthetic oil to international markets separately.

The Company’s crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay by Renminbi. The Company currently sells three types of crude oil in China, namely, heavy crude, medium crude and light crude, which are benchmarked by Duri, Daqing, and Tapis, respectively, all of which are the benchmarking crude oil prices in the Far East. The Company’s major customers in China are Sinopec, Petrochina and CNOOC. The crude oil produced overseas and sold in the international markets is benchmarked at the Brent and WTI oil prices.

The world economy lost its growth momentum and varied for different areas in 2015. The diversity in monetary policies in different countries led to a strong US dollar. While the global demand for oil increased moderately, international oil prices continued to plummet affected by oversupply of crude oil, which was mainly driven by increased production of US shale oil as well as from OPEC member states. As a result, the Company’s realized oil prices declined significantly. In 2015, the Company’s average realized oil price was US$51.27/barrel, representing a decline of 46.6% year over year.

The table below sets forth the sales and marketing volumes in offshore China for each of these types of crude oil for the periods indicated.

	Year ended December 31,
		2013	2014	2015
Sales and Marketing Volumes (mmbbls)(1)	Benchmark Prices
Light Crude	PLATTS Tapis(2)	12.4	10.6	22.9
Medium Crude	Daqing OSP(3)	126.7	130.4	162.4
Heavy Crude	ICP Duri(4)	128.3	125.2	138.2

__________

(1)	Includes the sales volumes of us and our foreign partners under production sharing contracts.

(2)	Tapis is a light crude oil produced in Malaysia.

(3)	Daqing official selling price. Daqing is a medium crude oil produced in northeast China.

(4)	Duri is a heavy crude oil produced in Indonesia. The Indonesian crude price (“ICP”) Duri has been the sole benchmark price for heavy crude since 2006.

Sales of Natural Gas

The Company’s natural gas sales prices are mainly determined by the Company’s negotiations with its customers. The Company’s natural gas sales agreements are generally long-term contracts, which normally include a periodic price adjustment mechanism. The Company’s natural gas customers are primarily located in the Southeastern coast of China and mainly include Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, China BlueChemical Ltd, etc.

The LNG sourced by the Company from the North West Shelf LNG Project in Australia and the Tangguh LNG Project in Indonesia is mainly based on long-term supply contracts and is sold to various customers in the Asia-Pacific region, including LNG Terminals in Dapeng, Guangdong and Putian, Fujian, China.

In 2015, the Company’s average realized natural gas price was US$6.39/mcf, representing a 0.8% decrease year over year, primarily due to two reasons: on one hand, production from new gas fields in offshore China commanded higher prices; on the other hand, realized gas price overseas decreased year over year as a result of significant decrease in natural gas prices in North America market, which offset the price increase in offshore China.

In China, the current oversupply of natural gas will adversely affect the development, operation and income of the Company’s natural gas business. To cope with the current shortage of natural gas demand from downstream users, the Company will coordinate related designs, approvals and gas price negotiations with downstream customers, with the aim of promoting a stable production of producing oil and gas fields and the development of oil and gas fields under construction.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2013	2014	2015
Average Realized Prices
Crude and Liquids (US$/bbl)	104.60	96.04	51.27
Natural Gas (US$/mcf)	5.78	6.44	6.39

West Texas Intermediate (US$/bbl)	98.01	93.03	48.68

The international benchmark crude oil price, West Texas Intermediate, was US$37.13 per barrel as of December 31, 2015 and US$38.34 per barrel as of March 31, 2016.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2013	2014	2015
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	191,764	178,822	124,427
Revenues sourced outside the PRC	94,093	95,812	47,010
Total revenues	285,857	274,634	171,437
% of revenues sourced outside the PRC	32.9%	34.9%	27.4%

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

Research and Development

In 2015, the Company continued to implement its “technology-driven” strategy through further reforms in the scientific and technological systems, coordinated research resources and promoted research and production works in an orderly and effective manner. During the year, the Company continued to streamline the positions of different research institutes and to identify their respective responsibilities. In addition, measures were taken to coordinate the functions and systems of different institutes. The Company also established an unconventional oil and gas research institute. Pilot platforms such as the platform for the development of high temperature and high pressure reservoirs were put into use, providing basic requirements and protection for the Company’s independent technological innovations. Through such innovations, the Company was able to protect its increased reserves and production as well as to lower cost and enhance efficiency for its development projects. A series of research findings have been applied to increase production efficiency. In recognition of its achievements, a second prize was awarded to the Company for “Key Technological Application in Enhancing Oil Recovery of Offshore Heavy Polymer Flooding” from the National Technological Invention Award in 2015.

Major Scientific Project Development

In 2015, in order to provide key technological support for its sustainable development, the Company strengthened the management of technological projects and focused its efforts on areas such as exploration and development technology for deep water oil and gas fields, offshore heavy oil fields and fields with low porosity and permeability, onshore coalbed methane exploration technology , tapping technology of oil gas fields, offshore oil gas fields, development of high-temperature and high-pressure gas fields in South China Sea, etc.

In addition, the Company undertook a number of national and CNOOC’s science and technology projects such as the “Development of Large-scale Oil and Gas Fields and Coalbed Methane” and achieved know-how and new theories for geological explorations regarding the differences in oil and gas accumulation in active fault zones in Bohai as well as high-temperature and high-pressure natural gas accumulation. New exploration techniques were acquired, involving “low porosity, low permeability and low pressure” oil and gas reservoirs and deep oil and gas exploration as well as key developments of oil gas fields concerning improvements and comprehensive adjustments of maritime cluster well pattern and offshore heavy oil chemical flooding.

Innovative Development of Key Technologies

Following the successful well logging in Lingshui 18-1-1 well, the Company made its first commercial discovery in Central Canyon Yinggehai in 2015 through technological innovation. Results from the mathematical modeling and physical modeling research of thermal recovery of heavy oil reservoirs offshore, which were developed in-house, were used in Nanbao 35-2 and Luda 27-2 oilfields. We have successfully developed the first comprehensive assessment system of log interpretation which helped reduce the cost of comprehensive assessment considerably. The Company developed for its own 7 series and 5 processing techniques for sand prevention, including the complete series of cased well and open well. The Company is at the forefront of technological development in the country.

Health, Safety and Environmental Protection (“HSE”)

The Company always places great emphasis on health, safety and environmental protection (HSE). “Safety and environmental protection come first, people oriented and well-equipped facilities” have been regarded as the core values of quality, health, safety and environmental protection (QHSE). To promote the culture of HSE, the Company strives to establish a comprehensive management system to improve employees’ awareness of HSE during operations, to strengthen their ability to identify safety risks as well as improve their risk management skills.

Since the end of 2014, the Work Safety Law of the People’s Republic of China (as amended) and the Environmental Protection Law of the People’s Republic of China (as amended) have imposed stricter supervision and management of work safety on enterprises, which brings about additional challenges for the Company in work safety, clean production and development. For this reason, the Company further reinforced its basic work of production safety through system improvement and management innovation. The Company’s key responsibilities were effectively put in place and its safety culture was clearly demonstrated. All in all, the operation of the health, safety and environmental protection system remained stable.

Offshore China, in view of new regulations recently implemented, the Company has carried out safety hazards investigations and employed third-party agencies to carry out safety and environmental compliance management and operational assessments in 2015 to identify management’s weaknesses and to provide recommendations for improvement. We reinforced the system of QHSE work, adhered to the mode of system management, coordinated and prepared annual audit inspections, organized system reviews for the 7 units under the Company, and strengthened management reviews of highly specialized contractors by external experts. During the year, the Company carried out a review on 35 contract helicopters and 11 diving contractors in 12 helicopter bases to obtain detailed management findings and effectively avoid HSE risks. During the year, the Company also conducted special safety inspections of offshore oil and gas, dangerous chemicals and inflammable and explosive materials, and full coverage inspections of “Five No-drillings” to track potential problems and to remediate potential risks.

In 2015, the Company advocated the implementation of “China National Offshore Oil Safety Signs behavior” actions and enacted rules relating to safety signs behavior in three levels of daily working lives, including leaders, employees and organization in order to arouse the safety awareness of employees in their everyday life and to promote security management.

Apart from this, the Company further strengthened its energy saving technological reforms to reinforce energy discharge management and achieved 129,000 tons of standard coal energy savings in 2015.

In 2015, the Company continued to strengthen overseas HSE management and enacted individual management plans for all highlighted overseas projects. We have now finished all HSE management plans for branches in Iraq, Indonesia, Uganda and we continued to integrate the HSE management within Nexen, gradually improved the HSE management and facilitated the implementation of corporate management requirements effectively by the following measures: competing focused reviews, organizing joint exercises, enhancing communication, and strengthening incident management.

The Company’s emergency response system were undergoing serious testing. On 15 July 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located in the south of Fort McMurray, Alberta, Canada. The estimated size of the leak was 5,000 m3 over an area of approximately 21,900 m2 mostly within a compacted pipeline corridor. There were no injuries due to this incident. The affected wells were suspended and Nexen’s emergency response plan was activated. The Company places great emphasis on production safety and has taken measures to minimize the spill's impact to the environment and wildlife. Since the incident, the Company has been working together with relevant regulatory agencies in its conduct of clean-up and remediation work at the spill site. Nexen is cooperating with the investigation of the regulatory agencies.

The majority of the released bitumen in the spill area has been safely removed. Further continued remediation and clean-up work is underway and will be carried out in compliance with applicable regulatory requirements.

HSE regulatory standards were further enhanced with the help of information technology. Our Environmental Information System is able to monitor real-time pollutant emission while safety inspection systems are available for continuing investigation and management of safety risks.

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

As of December 31, 2015, we have purchased a number of insurance policies with varying policy coverage and limits to meet our risk management requirements and cover our potential liabilities arising from accidents at any of our offshore and onshore locations. We maintain insurance for costs relating to property damage to our facilities, control of well including drilling relief wells, removal of wreck, pollution clean-up, liability for bodily injury and property damage to third parties. The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Extreme weather conditions may have a material adverse impact on us and could result in losses that are not covered by insurance.”

Excluding Nexen’s operation and Nexen’s assets, we have maintained varied insurance policies for our assets and operational insurance policies and construction insurance policies, with different policy limits and deductibles. We also purchase operator’s extra-expense up to US$ 100 million and third-party liabilities insurance up to US$200 million for our working interests. As for deep-water wells, we are insured for our working interest up to US$250 million for costs related to control of the well. The deductible for each insurance policy mainly ranges from US$2 million to US$5 million for different types of insurance policies. For Nexen, we are insured for amounts up to the replacement cost value of our assets for property damage and up to US$525 million for operators extra expense. Additionally, we purchase insurance covering liability for bodily injury and property damage to third parties with limits of up to US$865 million. This cover protects against liability that arises from sudden and accidental pollution or from other causes. For declared deep-water wells, we are insured for our working interest share of up to US$850 million for costs related to control of the well.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2013		2014		2015
	Rmb in millions	%	Rmb in millions	%	Rmb in millions	%
Exploration and production	229,860	80.4	223,741	81.5	149,582	87.3
Trading businesses	55,716	19.5	50,263	18.3	21,438	12.5
Corporate and elimination	281	0.1	630	0.2	417	0.2
Total operating revenues	285,857	100.0	274,634	100.0	171,437	100.0

We are mainly engaged in the exploration, development, production and sales of crude oil and natural gas primarily in offshore China. For the year ended December 31, 2015, approximately 73% of our total revenue was sourced in the PRC. Our overseas activities are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil and Australia, etc.

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

Our PRC subsidiary, CNOOC China Limited, as a wholly foreign-owned enterprise, is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited is subject to corporate income tax at the rate of 15% for the three years ending 31 December 2017, after being assessed as a high new technology enterprise.

The PRC corporate income tax is levied based on taxable income, including income from both operations and other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP.

Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

•	production taxes at the rate of 5% on independent production and production under PSCs;

•	resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived from oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011, which replaced the royalties for oil and gas fields except for those under production sharing contracts signed before November 1, 2011. The resource tax rate has been changed from 5% to 6% since December 1, 2014;

•	export tariffs at the rate of 5% on the export value of petroleum oil;

•	business tax at the rates of 3% to 5% or value-added tax at the rate of 3% to 17% on other income;

•	city construction tax at the rates of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

•	educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

•	local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

We calculate our deferred tax to account for the temporary differences between our tax base, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting base, which is prepared in accordance with applicable financial reporting requirements. The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2013, 2014 and 2015, we had Rmb (22,633) million, Rmb (14,312) million and Rmb 1,948 million (US$ 301 million) respectively, in net deferred tax assets/ (liabilities). See note 12 to our consolidated financial statements included elsewhere in this annual report.

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

Special Oil Gain Levy

In March 2006, the PRC government imposed a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales of locally produced crude oil by an oil exploration and production company at a price that exceeds US$40 per barrel. In December 2011, the PRC government increased the threshold of the special oil gain levy from US$40 per barrel to US$55 per barrel, with effect from November 1, 2011. The special oil gain levy is collected on a quarterly basis. For the years ended December 31, 2013, 2014 and 2015 we incurred approximately Rmb 23,421 million, Rmb 19,072 million and Rmb 59 million (US$9.1 million) for the Special Oil Gain Levy.

In December 2014, the PRC government has decided to increase the threshold of the special oil gain levy from US$55 per barrel to US$65 per barrel, with effect from January 1, 2015. As international oil prices, the exchange rate of Renminbi and our crude oil production fluctuate, we cannot ascertain the full impact of the Special Oil Gain Levy going forward.

The current rates of the special oil gain levy are shown in the table below:

Realized Oil Price (US$/bbl)	Rate of the Levy
65-70 (Include 70)	20%
70-75 (Include 75)	25%
75-80 (Include 80)	30%
80-85 (Include 85)	35%
Above 85	40%

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
1. Resource tax(2) payable to the PRC government

2. Cost recovery oil(3) allocated according to the following priority:

(1) recovery of current year operating costs by us and foreign partner(s);

(2) recovery of current year abandonment costs accrued by us and foreign partner(s) ;

(3) recovery of earlier exploration costs by foreign partner(s) or us (if any);

(4) recovery of development costs and deemed interest by us and foreign partner(s) based on participating interests; and

(5) any excess, allocated to the remainder oil.

32.5%(4)

Remainder oil allocated according to the following formula:

1. (1-X) multiplied by 32.5% represents share oil payable to the PRC government; and

2. X multiplied by 32.5% represents remainder oil distributed according to each partner’s participating interest.

__________

(1)	In this annual report and in our consolidated financial statements included elsewhere in this annual report, references to production tax on oil and gas produced offshore China are the value-added tax set out in our PSCs offshore China.

(2)	For PSCs that came into effect prior to November 1, 2011, instead of resource tax, royalties (with the rate ranging from 0.0%-12.5% of the annual gross production, depending on the annual gross production of the oilfield) shall be paid to the PRC government.

(3)	The amount of crude oil equivalent to 62.5% of annual gross production minus the amount of crude oil for payment of resource tax shall be cost recovery oil.

(4)	The ratio “X” is agreed in each PSC based on commercial considerations and ranges from 8% to 100%.

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

Environmental Regulation

Our operations are required to comply with various applicable environmental laws and regulations, including PRC laws and regulations administered by the State Oceanic Administration and national and local environmental protection bureaus for our operations in China. The Environmental

Protection Law of PRC was amended in 2014. Such amended Environmental Protection Law, which came into effect on January 1, 2015, strengthens the environmental protection regulation system including but not limited to the pollution permission management system, provides the environmental public interest litigation for the first time and increases the intensity of punishment against illegal actions. We therefore face more stringent environmental supervision and law enforcement environment.

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

The PRC and overseas environmental laws require offshore petroleum investors to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2013, 2014 and 2015 of approximately Rmb 42,351 million, Rmb 52,889 million and Rmb 50,063 million (US$7,728 million), respectively.

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

Patents and Trademarks

We have licenses to use trademarks which are of value in the conduct of our business. CNOOC is the owner of relevant trademarks. Under the non-exclusive license agreement between CNOOC and us, we have obtained the right to use the trademarks for a nominal consideration.

Employees and Employee Benefits

During the years ended December 31, 2013, 2014 and 2015, we employed 17,553 persons, 21,046 persons and 20,585 persons, respectively. Of the 20,585 employees we employed as of December 31, 2015, approximately 75.2% were involved in oil exploration, development and production activities, approximately 3.6% were involved in accounting and finance work and the remainder were senior management and others. Part of the workers for the operation of the oil and gas fields, maintenance and ancillary service are hired on a contract basis.

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

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations. We devote significant resources to train our employees. During 2015, we held 61 core training workshops, which were attended by approximately 5,700 person-times of participants. To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market. In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

C.	Organizational Structure

CNOOC indirectly owned or controlled an aggregate of approximately 64.44% of our shares as of March 31, 2016. Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly wholly-owned subsidiaries as of March 31, 2016 and notes our significant indirectly-held subsidiaries.

________

(1)	Overseas Oil & Gas Corporation, Ltd. also directly owns five shares of our company.

(2)	Owner of our overseas interests in oil exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited, CNOOC SES Ltd. , CNOOC Muturi Limited, CNOOC NWS Private Limited, CNOOC Exploration & Production Nigeria Limited, CNOOC Iraq Limited, CNOOC Canada Energy Ltd., CNOOC Uganda Ltd, Nexen Energy ULC, Nexen Petroleum UK Limited, Nexen Petroleum Nigeria Limited, OOGC America LLC, Nexen Petroleum Offshore U.S.A. Inc., Nexen Oil Sands Partnership, CNOOC PETROLEUM BRASIL LTDA, CNOOC Nexen Finance (2014) ULC, CNOOC Finance (2015) U.S.A. LLC and CNOOC Finance (2015) Australia Pty Ltd.

(3)	Owner of substantially all of our PRC oil exploration and production businesses, operations and properties, including our indirect wholly-owned subsidiary CNOOC Deepwater Development Limited.

(4)	Business vehicle through which we engage in sales and marketing activities in the international markets.

(5)	Includes CNOOC Finance (2003) Limited, CNOOC Finance (2011) Limited, CNOOC Finance (2012) Limited and CNOOC Finance (2013) Limited, all of which are our financing vehicles. These finance companies are our 100% owned subsidiaries with our company as their sole corporate director

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

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

		Year ended December 31,
	2013	2014	2015
Average net realized prices:
Crude oil (US$ per bbl)	104.60	96.04	51.27
Natural gas (US$ per mcf)	5.78	6.44	6.39

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

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated.

		Year ended December 31,
	2013	2014	2015
Net production of crude oil (bbl/day)(1)	912,603	955,647	1,124,047
Net production of natural gas (mmcf/day)(1)	1,247.4	1,330.1	1,363.6

(1)	Including our interest in equity method investees.

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

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2013		2014		2015
	(Rmb in millions, except percentages and production data )
Revenues:
Oil and gas sales:
Crude oil	211,838	74.1%	200,991	73.2%	128,929	75.2%
Natural gas	14,607	5.1%	17,219	6.3%	17,668	10.3%
Total oil and gas sales	226,445	79.2%	218,210	79.5%	146,597	85.5%

Marketing revenues	55,495	19.4%	50,263	18.3%	21,422	12.5%
Other income	3,917	1.4%	6,161	2.2%	3,418	2.0%
Total revenues	285,857	100%	274,634	100%	171,437	100.0%

Net production (million BOE)(1):
Crude oil	333.1	80.9%	348.8	80.6%	410.3	82.8%
Natural gas	78.6	19.1%	83.7	19.4%	85.4	17.2%
Total net production	411.7	100%	432.5	100%	495.7	100%

(1)	Including our interest in equity method investees.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated statement of profit or loss and other comprehensive income as a percentage of total revenues:

	Year ended December 31,
	2013	2014	2015
Operating Revenues:
Oil and gas sales	79.2%	79.5%	85.5%
Marketing revenues	19.4%	18.3%	12.5%
Other income	1.4%	2.2%	2.0%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(10.5)%	(11.4)%	(16.5%)
Taxes other than income tax	(5.6)%	(4.3)%	(6.3%)
Exploration expenses	(6.0)%	(4.2)%	(5.8%)
Depreciation, depletion and amortization	(19.7)%	(21.2)%	(42.8%)
Special oil gain levy	(8.2)%	(6.9)%	0.0%
Impairment and provision	0.0%	(1.5)%	(1.6%)
Crude oil and product purchases	(18.7)%	(17.4)%	(11.6%)
Selling and administrative expenses	(2.7)%	(2.4)%	(3.3%)
Others	(1.1)%	(1.2)%	(1.8%)
Total expenses	(72.5)%	(70.5)%	(89.8%)

Interest income	0.4%	0.4%	0.5%
Finance costs	(1.2)%	(1.7)%	(3.6%)
Exchange gain, net	0.3%	0.4%	(0.1%)
Investment income	0.9%	1.0%	1.4%
Share of profits of associates	0.0%	0.1%	0.1%
Share of profits/(losses) of a joint venture	0.3%	0.3%	1.0%
Non-operating income/(expenses), net	0.1%	0.2%	0.4%
Profit before tax	28.3%	30.0%	10.0%
Income tax expense	(8.5)%	(8.1)%	1.8%
Profit for the year	19.8%	21.9%	11.8%

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

2015 versus 2014

Consolidated net profit

Our consolidated net profit decreased 66.4% to Rmb 20,246 million (US$3,125.4 million) in 2015 from Rmb 60,199 million in 2014, primarily as a result of the decrease in profitability under the low international oil price environment.

Revenues

Our oil and gas sales, realized prices and sales volume in 2015 are as follows:

	2015	2014	Change	Change (%)

Oil and gas sales (Rmb million)	146,597	218,210	(71,613)	(32.8%)
Crude and liquids	128,929	200,991	(72,062)	(35.9%)
Natural gas	17,668	17,219	449	2.6%
Sales volume (million BOE)	480.1	415.6	64.5	15.5%
Crude and liquids (million barrels)	404.0	340.6	63.4	18.6%
Natural gas (bcf)	444	435	9	2.1%
Realized prices
Crude and liquids (US$/barrel)	51.27	96.04	(44.77)	(46.6%)
Natural gas (US$/mcf)	6.39	6.44	(0.05)	(0.8%)
Net production (million BOE)	495.7	432.5	63.2	14.6%
China	323.4	269.1	54.3	20.2%
Overseas	172.3	163.4	8.9	5.4%

In 2015, our net production was 495.7 million BOE (including our interest in equity-accounted investees), representing an increase of 14.6% from 432.5 million BOE in 2014, benefitting from the commencement of production of new oil and gas fields in offshore China. The decrease in crude and liquids sales was primarily due to significantly lower realised oil prices in 2015, which was partially offset by the increase in sales volume.

Operating expenses

Our operating expenses decreased 9.0% to Rmb 28,372 million (US$4,379.9 million) in 2015 from Rmb 31,180 million in 2014, and the operating expenses per BOE decreased 20.9% to Rmb 59.4 (US$9.18) per BOE in 2015 from Rmb 75.1 (US$12.11) per BOE in 2014, attributable from effective cost control and large increase in production. Operating expenses per BOE offshore China decreased 18.0% to Rmb 49.5 (US$7.64) per BOE in 2015 from Rmb 60.4 (US$9.73) per BOE in 2014. Overseas operating expenses per BOE decreased 21.4% to Rmb 80.2 (US$12.38) per BOE in 2015 from Rmb 102.1(US$16.45) per BOE in 2014.

Taxes other than income tax

Our taxes other than income tax decreased 9.1% to Rmb 10,770 million (US$ 1,662.6 million) in 2015 from Rmb 11,842 million in 2014. The decrease was mainly due to the decrease in oil and gas revenue.

Exploration expenses

Our exploration expenses decreased 14.1% to Rmb 9,900 million (US$1,528.3 million) in 2015 from Rmb 11,525 million in 2014, among which dry hole expense decreased 16.7% to Rmb 4,740 million (US$731.7 million) in 2015 from Rmb 5,686 million in 2014, due to the decrease of exploration expenditure, less high-cost wells and less wells expenses which were written off according to subsequent reserve evaluation. Meanwhile, the seismic expense decreased as compared to 2014, resulting from the continuing efforts in lowering costs and enhancing efficiency under the circumstance of decreasing exploration expenditure budget.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 26.0% to Rmb 73,439 million (US$11,337.0 million) in 2015 from Rmb 58,286 million in 2014. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 11.8% to Rmb 146.4 (US$22.61) per BOE in 2015 from Rmb 130.9 (US$21.10) per BOE in 2014, primarily as a result of the increased proportion of production of new oil and gas fields and adjustment projects in offshore China and North Sea in UK in recent years, which were developed under the environment of increasing prices of raw materials and services over the past few years. Meanwhile, the commencement of production of new development wells of shale oil and gas in the U.S. further increased the amortization rate per BOE.

The dismantlement-related depreciation, depletion and amortization costs decreased 10.3% to Rmb 3,545 million (US$547.2 million) in 2015 from Rmb 3,951 million in 2014. Our average dismantling costs per BOE decreased 22.0% to Rmb 7.43 (US$1.15) per BOE in 2015 from Rmb 9.52 (US$1.53) per BOE in 2014, primarily due to the decrease of the expected value of asset retirement obligations of producing oil and gas fields, which was estimated based on current services price. Under the environment of reducing capital expenditure in upstream industry, the service price of projects constructions and drilling wells decreased.

Special Oil Gain Levy

Our Special Oil Gain (SOG) Levy decreased 99.7% to Rmb 59 million (US$9.1 million) in 2015 from Rmb 19,072 million in 2014, primarily as a result of our decreased realised oil price in offshore China and the Chinese government increased the threshold of the SOG levy to US$65 with effect from 1 January 2015.

Impairment, provision and write off

Our impairment and provision decreased 33.3% to Rmb 2,746 million (US$423.9 million) in 2015 from Rmb 4,120 million in 2014. In 2015, certain oil and gas properties located in China, North America, South America and Africa were impaired, which was reflected by the impact of near term lower price. In addition, the Company wrote off some shale oil and gas assets in North America and certain unproved properties in Canada. Approximately Rmb 1,400 million was included in the depreciation, depletion and amortization charge of the year, and approximately Rmb 461 million was included in the exploration expenses, respectively. The reason is that the leasehold contracts of these blocks were overdue, and the Company withdraw from these blocks by considering lower economy of the project and falling short of expectation of the exploration result. Please refer to Note 15 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses decreased 13.7% to Rmb 5,705 million (US$880.7 million) in 2015 from Rmb 6,613 million in 2014. Our selling and administrative expenses per BOE decreased 24.9% to Rmb 11.95 (US$1.85) per BOE in 2015 from Rmb 15.93 (US$2.57) per BOE in 2014. Such decreases were primarily due to lower expense resulting from the Company’s partial marketing business restructuring and Company’s vigorous efforts in lowering costs and enhancing efficiency in this year.

Finance costs/Interest income

Our finance costs increased 28.2% to Rmb 6,118 million (US$944.5 million) in 2015 from Rmb 4,774 million in 2014, primarily due to the increased interest expense from new issuance of guaranteed notes. Our interest income decreased 18.6% to Rmb 873 million (US$134.8 million) in 2015 from Rmb 1,073 million in 2014, primarily due to the reduced deposit scale under the declining market interest rate environment.

Exchange gains, net

Our net exchange losses changed 113.6% to Rmb 143 million (US$22.1 million) in 2015, compared with exchange gains Rmb 1,049 million in 2014, primarily as a result of the increase in exchange loss as a result of Rmb , GBP and CAD fluctuation against the US dollars.

Investment income

Our investment income decreased 10.7% to Rmb 2,398 million (US$370.2 million) in 2015 from Rmb 2,684 million in 2014, primarily attributable to the decline in market rate of return on investment which was caused by the continuously decline interest rates promulgated by the People’s Bank of China.

Share of profits of associates/a joint venture

Our share of profits of associates/a joint venture increased 89.2% to Rmb 1,903 million (US$293.8 million) in 2015 from Rmb 1,006 million in 2014, primarily attributable to the increase in profitability of joint venture resulting from local finance and tax benefit.

Income tax expense

Our income tax credit changed 114.0% to Rmb 3,116 million (US$481.0 million) in 2015, compared with income tax expense of Rmb 22,314 million in 2014, mainly because the UK government decreased the combined income tax rate on North Sea oil and gas activities from 62% to 50% and resulted in a one-time reversal of net deferred tax liability. In addition, the lower profitability of overseas operations due to decreased oil prices resulted in a further decline in income tax expense. The effective tax rate changed to (18.2%) in 2015 from 27.0% in 2014.

2014 versus 2013

Consolidated net profit

Our consolidated net profit increased 6.6% to Rmb 60,199 million in 2014 from Rmb 56,461 million in 2013, primarily as a result of the more strengthened cost control under the recent decreased oil price environment.

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

In 2014, our net production was 432.5 million BOE (including our interest in equity-accounted investees), representing an increase of 5.1% from 411.7 million BOE in 2013, benefitting from the additional production from the Nexen acquisition in the end of February 2013 and the commencement of production on oil and gas fields in offshore China. The overseas production volume accounted for 37.8% of our total net production volume in 2014, compared with 36.2% in 2013. The decrease of crude and liquids sales was primarily due to the lower realised oil prices in 2014. The increase of gas sales primarily came from the higher prices for sales in domestic China and in East Asian LNG market.

Operating expenses

Our operating expenses increased 3.9% to Rmb 31,180 million in 2014 from Rmb 30,014 million in 2013, and the operating expenses per BOE decreased 1.1% to Rmb 75.1 per BOE in 2014 from Rmb 75.9 per BOE in 2013, attributable from effective cost control and steady increase in production. Operating expenses per BOE offshore China decreased 0.8% to Rmb 60.4 per BOE in 2014 from Rmb 60.9 per BOE in 2013. Overseas operating expenses per BOE decreased 3.2% to Rmb 102.1 per BOE in 2014 from Rmb 105.5 per BOE in 2013.

Taxes other than income tax

Our taxes other than income tax decreased 25.7% to Rmb 11,842 million in 2014 from Rmb 15,937 million in 2013. The decrease was mainly due to the cancellation of accrued mineral resource compensation payment pursuant to the announcement made by Chinese government agencies that did not require separately imposing such fee in offshore China anymore.

Exploration expenses

Our exploration expenses decreased 32.7% to Rmb 11,525 million in 2014 from Rmb 17,120 million in 2013, among which dry hole expenses decreased 39.9% to Rmb 5,686 million in 2014 from Rmb 9,453 million in 2013, due to less uncertain wells which were previously capitalised but written off according to subsequent reserve evaluation. Meanwhile, due to the unfavorable exploration results and overdue leases, some unproved properties of shale gas and oil projects located in the U.S. were written off in 2013. There was no such event in 2014.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 3.2% to Rmb 58,286 million in 2014 from Rmb 56,456 million in 2013, primarily as a result of the increased production. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related part, increased 0.5% to Rmb 130.9 per BOE in 2014 from Rmb 130.3 per BOE in 2013.

The dismantlement-related depreciation, depletion and amortization costs decreased 20.3% to Rmb 3,951 million in 2014 from Rmb 4,954 million in 2013, Our average dismantling costs per BOE decreased 24.1% to Rmb 9.52 per BOE in 2014 from Rmb 12.53 per BOE in 2013, primarily as a result of the decrease in dismantlement asset balance which came from the effect of discounting factor on the present value of asset retirement obligations of producing oil and gas fields.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 18.6% to Rmb 19,072 million in 2014 from Rmb 23,421 million in 2013, primarily as a result of our decreased oil sales in offshore China.

Impairment and provision

Our impairment and provision was Rmb 4,120 million in 2014, while in 2013 was credit to impairment of Rmb 45 million. In 2014, certain oil and gas properties located in North America and UK North Sea were impaired, which reflected the impact of near term lower price environment. Please refer to Note 15 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses decreased 15.9% to Rmb 6,613 million in 2014 from Rmb 7,859 million in 2013. Such decreases were primarily due to lower commission and consulting payments connected with acquisition and sound effect from enhancing operating efficiency with cost deduction in this year. Our selling and administrative expenses per BOE decreased 20.0% to Rmb 15.93 per BOE in 2014 from Rmb 19.89 per BOE in 2013.

Finance costs/Interest income

Our finance costs increased 38.1% to Rmb 4,774 million in 2014 from Rmb 3,457 million in 2013, primarily due to new issuance of corporate notes which was mainly used to replace short-term loans and the increase in unwinding of discount on provision for dismantlement due to increase in discount rate and obligations contributed from newly developed oil and gas fields in 2014. Our interest income decreased 1.7% to Rmb 1,073 million in 2014 from Rmb 1,092 million in 2013.

Exchange gains, net

Our net exchange gains increased 20.2% to Rmb 1,049 million in 2014 from Rmb 873 million in 2013, primarily as a result of GBP depreciating against US dollar.

Investment income

Our investment income increased 2.8% to Rmb 2,684 million in 2014 from Rmb 2,611 million in 2013, primarily attributable to the increase in return on corporate wealth management products and money market funds held by the company.

Share of profits of associates/a joint venture

Our share of profits of associates/a joint venture increased 12.4% to Rmb 1,006 million in 2014 from Rmb 895 million in 2013, primarily attributable to the increase in profitability of associates.

Income tax expense

Our income tax expense decreased 8.5% to Rmb 22,314 million in 2014 from Rmb 24,390 million in 2013, and the effective tax rate decreased to 27.0% in 2014 from 30.2% in 2013. The decrease in effective tax rate was mainly attributable to further recognized deferred tax assets for oil sands project in Canada.

B.	Liquidity and Capital Resources

Our primary source of cash during 2015 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2013	2014	2015
		(Rmb in millions)
Cash generated from (used for):
Operating activities	110,891	110,508	80,095
Investing activities	(170,032)	(90,177)	(76,495)
Financing activities	18,601	(19,486)	(6,893)
Net increase/(decrease) in cash and cash equivalents	(40,540)	845	(3,293)

Cash generated from operating activities

The cash inflow from operating activities decreased 27.5% to Rmb 80,095 million (US$12,364.5 million) in 2015 from Rmb 110,508 million in 2014, primarily attributable to the decrease in oil and gas sales cash inflows caused by the decline in international oil price.

Cash Used in Investing Activities

In 2015, our capital expenditure (excluding acquisition) decreased 29.3% to Rmb 67,674 million (US$10,447.1 million) from 2014, because the Company reduced its capital expenditure on the basis improving quality and efficiency in response to the challenges of low oil prices. Our development expenditures in 2015 were primarily related to the capital expenditure of OML130 project, Iraq technical service contract project, deep-water Gulf of Mexico and U.S. shale oil and gas, as well as the expenses incurred for improving recovery factors of the oilfields in production. The Company had no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of other financial assets of Rmb 122,030 million (US$18,838.2 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of other financial assets in the amount of Rmb 104,900 million (US$16,193.8 million), and the decrease in our time deposits with maturity over three months in the amount of Rmb 4,825 million (US$744.9 million).

Cash Used in Financing Activities

In 2015, the increase in net cash inflow from financing activities was mainly due to the proceeds of bank borrowings of Rmb 20,541 million (US$3,171.0 million) and Rmb 23,184 million (US$3,800.0 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of Rmb 20,419 million (US$ 3,152.2 million), and the repayment of bank loans of Rmb 24,127 million (US$3,724.6 million).

At the end of 2015, our total interest-bearing outstanding debt was Rmb 164,645 million (US$ 25,416.8 million), compared to Rmb 136,563 million at the end of 2014. The increase in debt in 2015 was primarily attributable to the issuance of guaranteed notes of US$3.8 billion. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 29.9%, higher than that of 26.5% in 2014. The main reason for the increase was the increased scale of interest-bearing debts.

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt (including the current portion) outstanding as of December 31, 2015.

	Debt maturities (principal only)
	Original currency
Due by December 31,	US$	Total Rmb equivalents	Total US$ equivalents
	(in millions, except percentages)
2016	780.8	5,057.8	780.8
2017-2018	2,130.9	13,803.3	2,130.9
2019-2020	1,869.4	12,109.5	1,869.4
2021 and beyond	15,339.3	99,364.9	15,339.3
Total	20,120.3	130,335.6	20,120.3
Percentage of total debt	82.0%	82.0%	82.0%

In April 2015, we, through CNOOC Finance (2015) U.S.A. LLC, our 100% owned subsidiary, issued US$2,000 million 3.500% guaranteed notes due 2025, through CNOOC Finance (2015) Australia Pty Ltd, our 100% owned subsidiary, issued US$1,500 million 2.625% guaranteed notes due 2020, and US$300 million 4.200% guaranteed notes due 2045. The obligation of CNOOC Finance (2015) U.S.A. LLC and CNOOC Finance (2015) Australia Pty Ltd in respect of the notes are unconditionally and irrevocably guaranteed by us. The net proceeds of this notes offering were used for general corporate purposes.

As of December 31, 2015, we had total foreign currency debt of US$24,465 million, all of which is in U.S. dollars. As of March 31, 2016, we had total foreign currency debt of US$24,265 million, all of which is in U.S. dollars.

As of December 31, 2015, we had unutilized banking facilities amounting to approximately Rmb 60,912 million (US$9, 403 million) as compared to Rmb 63,623 million as of December 31, 2014.

In 2013, 2014 and 2015, we paid dividends totaling Rmb 20,226 million, Rmb 20,216 million and Rmb 20,419 million (US$3,152 million) (before PRC withholding tax deducted), respectively. The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2016. However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our future prospects largely depend on our capital expenditures, which are subject to various risks.”

Capital Expenditures

For 2016, we have budgeted no more than Rmb 60 billion for capital expenditures for exploration and development. The following table sets forth the Company’s actual or budgeted capital expenditures on an accrual basis for the periods indicated.

	Year ended December 31,
	2013 (1)	2014 (1)	2015(1)	2016(1) (2)	2015(1)
	(Rmb million)				(US$ million)
Offshore China
Development	42,839	49,128	25,187	21,275	3,888
Exploration	12,012	13,718	9,515	7,816	1,469
Subtotal	54,851	62,845	34,702	29,091	5,357
Overseas
Development	28,315	33,403	25,957	24,791	4,007
Exploration	6,216	9,455	5,201	3,551	803
Subtotal	34,531	42,858	31,158	28,342	4,810
Total	89,383	105,704	65,860	57,433	10,167

(1)	Capitalized interests were not included, and it was Rmb 2,049 million, Rmb 1,842 million and Rmb 1,385 million in 2013, 2014 and 2015, respectively.

(2)	Figures for 2016 represent our budgeted capital expenditures.

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

Holding Company Structure

We are a holding company. Our entire oil and gas exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly owned subsidiary in the PRC. Our oil and gas exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, or owned and conducted by Nexen Energy ULC, a wholly-owned subsidiary of the Company located in Canada, or directly owned by our company itself. International sales of crude oil and natural gas are conducted by China Offshore Oil (Singapore) International Pte Ltd, our wholly owned subsidiary incorporated in Singapore. Nexen Energy ULC sells its crude oil and synthetic oil to international markets separately. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation. For example, legal restrictions in the PRC permit payment of dividends only out of profit determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, CNOOC China Limited should set aside a portion of its profit each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Impact of Recently Issued Accounting Standards

IFRS and HKFRS

We have adopted the IFRS as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2015 have been prepared in due compliance with both IFRS and HKFRS. The accounting policies adopted are consisted with those of the year ended December 31, 2014, except for the first time adoption of the amendments to IFRS/HKFRS and the new interpretation effective for the Group's financial year beginning on January 1, 2015 (the “Amendments”) and early adoption of IFRS/HKFRS 9 (2009) Financial Instruments . The adoption of those Amendments and interpretation upon their effective dates has had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of the Group. Impact of early adoption of IFRS/HKFRS 9 (2009) Financial Instruments is described in note 2.2 to our consolidated financial statement.

Besides, a number of new and revised IFRSs and HKFRSs have been issued and would become effective for annual periods beginning on or after January 1, 2016. For details, please refer to notes 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4—Information on the Company—Business Overview—Research and Development”, “Item 4—Information on the Company—Business Overview—Patents and Trademarks”.

D.	Trend Information

Looking forward to 2016, the recovery of the global economy is expected to remain weak; low international oil prices will prevail, and the external operating environment is likely to remain tough. In spite of this, the Company remains confident and persistent. We will further strengthen our operating strategies under a low-oil-price environment, which include: maintaining prudent financial policy; continuing to lower costs and increase efficiency through technology and management innovation; ensuring safe operation and strict compliance with regulations; focusing on return by balancing short-term benefit and long-term development.

In 2016, the capital expenditure of the Company will be no more than Rmb 60 billion. To maintain its competitive financial position, the Company will continue to strengthen cost controls and focus more on cash flow management. Our production target for 2016 is 470-485 million BOE with four new projects to come on stream. Meanwhile, the Company will maintain its high standards in health, safety and environmental protection.

We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks.

We will continue to develop the natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators. Aiming to reduce operating cost, we plan to actively promote the regional development of oil and gas fields and apply cutting-edge offshore engineering, drilling and production technologies to our operations.

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

None.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth information regarding our contractual obligations as of December 31, 2015.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million
Long-term debt obligations(1)	130,336	5,058	13,803	12,110	99,365
Operating lease obligations	12,884	2,538	3,046	1,617	5,684
Provision for dismantlement(2)	50,064	560	—	—	49,503
Total	193,284	8,156	16,849	13,727	154,552

(1)	The amount of long-term debt obligations represents the principal of the long-term debt obligations.

(2)	Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2013, 2014 and 2015, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2013	2014	2015
	Rmb million	Rmb million	Rmb million
Contracted, but not provided for	30,131	39,630	51,296
Authorized, but not contracted for	138,571	115,269	91,112

G.	SAFE HARBOR

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

In accordance with Hong Kong law and our articles of association, our affairs are managed by our Board, which has 8 members, including two executive directors, two non-executive directors and four independent non-executive directors as of March 31, 2016. Hua Yang was appointed as the Chairman of the Board and Yilin Wang resigned as Chairman of the Board and Non-executive Director both with effect from May 19, 2015. Jiaxiang Wang retired as a Non-executive Director with effect from September 23, 2015. Jiewen Li was appointed as a Joint Company Secretary of the Company and Hua Zhong ceased to serve as a Joint Company Secretary of the Company both with effect from November 27, 2015.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position
Yilin Wang	1956	Chairman of our Board and Non-executive Director (resigned, effective May 19, 2015)

Hua Yang	1961	Chairman of our Board and Non-executive Director (appointed as Chairman of Board with effect from May 19, 2015)

Fanrong Li	1963	Executive Director, Chief Executive Officer and President

Guangqi Wu	1957	Executive Director and Compliance Officer

Bo Lv	1962	Non-executive Director

Jiaxiang Wang	1955	Non-executive Director (retired, effective September 23, 2015)

Sung Hong Chiu	1947	Independent Non-executive Director

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Kevin G. Lynch	1951	Independent Non-executive Director

Guangyu Yuan	1959	Executive Vice President and General Manager of CNOOC China Limited Tianjin Branch

Weilin Zhu	1956	Executive Vice President and General Manager of Exploration Department

Liguo Zhao	1953	General Counsel (retired, effective June 23, 2015)

Bi Chen	1961	Executive Vice President

Wei Chen	1958	Executive Vice President and General Director of CNOOC Research Institute

Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited Shanghai Branch

Hua Zhong	1960	Chief Financial Officer (resigned from the positions of Joint Company Secretary and General Manager of Investor Relations Department on and with effect from November 27, 2015)

Yunhua Deng	1963	Deputy Chief Geologist and Deputy General Director of CNOOC Research Institute

Lisong Song	1957	Chief Safety Official and General Manager of Quality, Health, Safety and Environment Department

Yuhong Xie	1961	Deputy Chief Geologist and General Manager of Exploration Department

May Sik Yu Tsue	1973	Joint Company Secretary

Jiewen Li	1965	Joint Company Secretary and General Manager of Investor Relations Department (effective November 27, 2015)

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

Executive Directors

Fanrong Li Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Yangtze University in China, and received an MBA degree from the Business School of Cardiff University in United Kingdom. Mr. Li has been working in the oil and gas industry in China over 30 years. He joined CNOOC in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Operation Manager of CNOOC/AMOCO Joint Operating Group, Managing Director of CNOOC/STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. Mr, Li also served as Chairman and Director of CNOOC Southeast Asia Limited, being a subsidiary of the Company. He has served as Vice President of CNOOC since April 2010. He was appointed as President of the Company with effect from September 16, 2010, and was appointed as Chief Executive Officer of the Company with effect from November 23, 2011.He also serves as a Director of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from February 26, 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from May 24, 2010 and was re-designated from Non-executive Director to Executive Director with effect from September 16, 2010.

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

From November 2005 to April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since April 8, 2011, Mr. Wang serves as Chairman of CNOOC. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from April 15, 2011. Mr. Wang resigned as Chairman of the Board, Chairman of the Nomination Committee and Non-executive Director of the Company with effect from May 19, 2015.

Hua Yang Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. In addition, he serves as Chairman and Director of CNOOC China Limited, being a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from August 31, 2005 and was the Vice Chairman of the Board of the Company from September 16, 2010 to May 19, 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from November 23, 2011. Mr. Yang has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from May 19, 2015.

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

Jiaxiang Wang Born in 1955, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum, major in Drilling Engineering, and later received a Doctorate degree from Tianjin University in Management Science and Engineering. Mr. Wang joined CNOOC in 1982. He served as Production Section Director, Chief Engineer, Deputy Director and Director of the Drilling Department of CNOOC Bohai Corporation and Deputy General Manager of CNOOC Bohai Corporation. From 2001 to 2003, he served as the Deputy General Manager of CNOOC China Limited Tianjin Branch. From June 2003 to December 2003, he served as the Deputy General Manager of CNOOC Bohai Corporation. From December 2003 to April 2005, Mr. Wang served as the General Manager of CNOOC Bohai Corporation. In November 2004, he was appointed as the General Manager of CNOOC Oil Base Group Limited. In January 2007, Mr. Wang was appointed as the Assistant President of CNOOC. Since

December 2007, he has also served as the General Manager of CNOOC Gas & Power Group. In January 2013, Mr. Wang was appointed as a Vice President of CNOOC. Mr. Wang was appointed as a Non-executive Director of the Company on November 27, 2013, and such appointment took effect from January 1, 2014. Mr. Wang Jiaxiang retired as a Non-executive Director of the Company with effect from September 23, 2015.

Independent Non-executive Directors

Sung Hong Chiu Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years' experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from September 7, 1999.

Lawrence J. Lau Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee, the Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen and a Director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee, and member of its Currency Board Sub-committee and Investment Sub-Committee. In addition, he also serves as a Member and Chairman of the Prize Recommendation Committee, LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Institute of Global Economics and Finance, The Chinese University of Hong Kong, an Independent Non-executive Director of AIA Group Limited and Hysan Development Company Limited, which are listed on the Hong Kong Stock Exchange, and an Independent Non-executive Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from August 31, 2005.

Aloysius Hau Yin Tse Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG's operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited (whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014 and was renamed as OCBC Wing Hang Bank Limited), Daohe Global Group Limited (formerly known as Linmark Group Limited), SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr.Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. Mr. Tse is also a member of the International Advisory Council of the People's Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from June 8, 2005.

Kevin G. Lynch Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds eight honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King's College, Past Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, member and past Chair of the World Economic Forum's Global Policy Council on the Global Financial System and former Vice Chair of the Jobs and Prosperity Council of Ontario.. He also serves on other boards including the Killam Trusts, Communitech, the Governor General's Rideau Hall Foundation, and the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey's) listed on the Toronto Stock Exchange, a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on November 27, 2013, and such appointment took effect from March 1, 2014.

Other Members of Senior Management

Guangyu Yuan Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for drilling and completion. Mr. Yuan is a professor-level senior engineer. He graduated from East China Petroleum Institute (now China University of Petroleum) with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. With over 30 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company, President of CNOOC Services, and Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited. Mr. Yuan also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In February 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch.

Weilin Zhu Born in 1956, Mr. Zhu is the Chief Geologist of CNOOC and Executive Vice President of the Company. Mr. Zhu is a professor-level senior engineer. He graduated from Tongji University with a Ph.D. degree. Mr. Zhu joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Manager of the Exploration Department, Manager of Science Management Department, and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC International Limited, the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC, Executive Vice President of the Company and the General Manager of the Exploration Department of the Company, responsible for the Company’s oil and gas exploration operations. In July 2015, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company.

Liguo Zhao Born in 1953, Mr. Zhao is the General Counsel of the Company. He is a professor-level senior economist. He graduated from the Faculty of Law, Peking University in 1983 with a bachelor of laws’ degree. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Division and Deputy General Manager of Contract Law Department, and General Manager of Legal Department of CNOOC. He also served as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1987 and corporate counsel qualification in 1998. Mr. Zhao was appointed as the General Counsel of CNOOC with effect from June 2008. He was appointed as the General Counsel of the Company with effect from November 2009. In June 2015, Mr. Zhao retired as the General Counsel of the Company.

Bi Chen Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and international affairs of the Company. Mr. Chen is a professor-level senior engineer. He graduated from the Southwest Petroleum Institution (now Southwest Petroleum University) and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1989 and an MBA degree from Tsinghua University in 2001. Mr. Chen joined CNOOC in 1982 and has over 30 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy General Manager of Development and Production Department of CNOOC, Deputy General Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. In October 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In January 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Wei Chen Born in 1958, Mr. Chen is the Worker’s Director and an Assistant President of CNOOC, an Executive Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He is a professor-level senior engineer. He received his B.S. degree from East China Petroleum Institute (now China University of Petroleum) and MBA from Tsinghua University. He has over 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and General Manager of Science and Technology Development of CNOOC, and the Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute). In February 2012, Mr. Chen was appointed as the Worker’s Director of CNOOC. In March 2013, Mr. Chen was appointed as the Assistant President of CNOOC and the Executive Vice President of the Company.

Guohua Zhang Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Zhanjiang Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In March 2003, he was appointed as Senior Vice President of the Company. In October 2005, Mr. Zhang was appointed as Senior Vice President of the Company and General Manager of CNOOC China Limited Shanghai Branch. In July 2009, he was appointed as Director of Donghai Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Director of

Nanhaixibu Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Zhanjiang Branch.

Hua Zhong Born in 1960, Mr. Zhong is Chief Financial Officer of the Company. Mr. Zhong is a professor-level senior economist and senior engineer and graduated from Southwest Petroleum Institute (now Southwest Petroleum University) with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer of China Offshore Oil Nanhai West Corporation (“COONWC”), Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company of Oil Production Company of COONWC, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 2-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Development Department and Manager of Administration Department of COONWC. From September 1999 to October 2005, Mr. Zhong was General Manager of Administration Department and General Manager and Director of Development and Planning Department of the Company. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President and Chief Financial Officer of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. On September 16, 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. From March 2012 to November 2015, Mr. Zhong served as Joint Company Secretary of the Company.

Yunhua Deng Born in 1963, Mr. Deng is an academician of the Chinese Academy of Engineering and the Deputy Chief Exploration Engineer of the Company. Mr. Deng graduated from the Scientific Research Institute of Petroleum Exploration and Development with a major in Petroleum Geology and Exploration and received a master's degree in Engineering IN 1988. He was assistant geologist and then geologist in the Exploration Department of CNOOC Bohai Corporation Institute from 1988 to 1989; and served as the Team Leader of the Comprehensive Petroleum Geological Research Team, Project Manager, Deputy Principal of Geologist, Deputy Principal Geologist and Director of the Exploration Department and Deputy Chief Geologist in the CNOOC Bohai Corporation Institute. Mr. Deng became Vice Chief Geology Engineer and Deputy General Manager of CNOOC China Limited Tianjian Branch from 1999 to 2005. He was Deputy Director of CNOOC Research Center from 2005 to 2006. He served as the Deputy Chief Exploration Engineer of the Company and the Deputy Director of CNOOC Research Center from 2006 to 2007. Mr. Deng was appointed Vice Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of CNOOC Research Center from 2007 to 2009; and has been Vice Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy General Director of CNOOC Research Institute since 2009.

Lisong Song Born in 1957, Mr. Song is the Chief Safety Official and General Manager of the Quality,Health, Safety &Environmental Protection (QHSE) Department of the Company. He graduated in 1982 with a bachelor's degree from the Department of Petroleum Development of East China Petroleum Institute (now China University of Petroleum), majoring in Drilling Engineering. In 1999, he graduated with a master’s degree of management from Department of Economic Management of School of Management, TianJin University. From 1982 to 1994, he served as Supervisor and Platform Manager for Bohai Oil Corporation, and a staff member of the offshore division of the Technology Safety Department and the head of the offshore safety division of the Technical Safety and Environmental Protection Department respectively. From 1994 to 1999, Mr. Song served as Director of the Safety Production Division and head of the Safety Office of the HSE Department of CNOOC. From 1999 to 2001, he served as Vice Manager of the HSE Department of the Company. From 2001 to 2003, he served as Director of operational safety of the HSE Department of CNOOC. From 2003 to 2013, he served as the General Manager of the HSE Department of CNOOC and the Company. From March 2013 to now, he has been serving as the Deputy Chief Safety Official of CNOOC, the Chief Safety Official and General Manager of the QHSE Department of the Company.

Yuhong Xie Born in 1961, Mr. Xie is the Deputy Chief Geologist and General Manager of Exploration Department of the Company as well as a professor-level senior engineer. Mr. Xie obtained a

Ph.D. Degree from China University of Geosciences in 2005. From 1982 to 1995, Mr. Xie served as an engineer of Research Institute and Exploration Department of CNOOC Naihai West Corporation. From 1995 to 1996, he served as the Deputy Manager of Exploration Department of CNOOC Naihai West Corporation. From 1996 to 1999, he served as Manager of Tepu Company of CNOOC Naihai West Corporation, Deputy Chief Earth Physicist and Manager of Exploration Department of Naihai West Corporation. From 2001 to 2005, he was Deputy Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2013, he served as the Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2013 to 2015, he was appointed as the Director of Naihai West Petroleum Administrative Bureau of CNOOC. From July 2015 to now, he has been serving as Deputy Chief Geologist of CNOOC, Deputy Chief Geologist and General Manager of Exploration Department of the Company.

Joint Company Secretaries

Hua Zhong Please refer to the biography of Mr. Zhong above for details.

Jiewen Li Born in 1965, Ms. Li Jiewen is currently the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) and the General Manager of the Controllers Department of the Company. Ms. Li is a senior economist and Certified Senior Enterprise Risk Manager and a member of CPA Australia. Ms. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in Naval Architecture and Ocean Engineering in 1987. She received a master’s degree in Management from Zhejiang University in 2001. Ms. Li joined CNOOC in 1987 and has been working in the oil and gas industry for over 28 years. From 1987 to 1989, Ms. Li was a Structure Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2004, she worked as the Structure Engineer, Budget and Planning Engineer, Budget Supervisor, Assistant Finance Manager of CACT Operators Group. From January 2004 to October 2006, she served as the Finance Manager of CNOOC China Limited Shenzhen Branch. From October 2006 to November 2010, Ms. Li was the Deputy General Manager of the Controllers Department of the Company. Ms. Li has been appointed as the General Manager of the Controllers Department of the Company in November 2010. Ms. Li has been also appointed as the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) of the Company since October 2015. Ms. Li is also the Director of Nexen Energy ULC, a subsidiary of the Company. Ms. Li was appointed as Joint Company Secretary of the Company with effect from November 27, 2015.

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

The aggregate amount of fees, salaries, bonus, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2015 was Rmb 4,740,212 (US$731,763), while the amount paid to our other senior management for the same period was Rmb 7,584,041 (US$ 1,170,774). In addition, under our pension plan for 2015, we set aside an aggregate amount of Rmb 1,083,534 (US$167,269) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management. Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 581,702 (US$89,799) to the pension plan for 2015. Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 10 to our consolidated financial statements included elsewhere in this annual report. Note 11 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees during 2015. For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership.” For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

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

The main authorities and responsibilities of our nomination committee include nominating candidates to serve as our directors and senior management for approval by our Board, reviewing the structure and composition of our Board, and evaluating the leadership abilities of our executive directors so as to ensure our competitive position. Our nomination committee is also responsible for reviewing and monitoring the training and continuous professional development of directors and senior management and make recommendations to our Board in this regard. Yilin Wang retired as our Chairman of the Board, Non-executive Director and chairman of our nomination committee with effect from May 19, 2015, and Hua Yang has been appointed and replaced Yilin Wang as Chairman of the Board and chairman of our nomination committee as of the same day. Since May 19, 2015, our nomination committee consists of Hua Yang as chairman, Professor Lawrence J. Lau and Kevin G. Lynch. Our nomination committee charter is available on our website, www.cnoocltd.com.

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

1. Board and Committee Independence

While NYSE Standards require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Four of our eight directors are independent non-executive directors.

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

As of March 31, 2016, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2015	Number of shares involved in the options outstanding as of March 31, 2016	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Directors:

Guangqi Wu	1,610,000	—	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,857,000	1,857,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,857,000	1,857,000	May 20, 2010	May 20, 2020	12.22	12.696

Non-executive Directors:
Hua Yang	1,610,000	—	August 31, 2005	August 31, 2015	5.75	5.62
	1,770,000	1,770,000	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	2,835,000	2,835,000	May 27, 2009	May 27, 2019	9.33	9.93
	2,000,000	2,000,000	May 20, 2010	May 20, 2020	12.22	12.696
Other Employees In Aggregate:
	24,850,000	—	August 31, 2005	August 31, 2015	5.75	5.62
	34,940,000	31,630,000	June 14, 2006	June 14, 2016	5.30	5.56
	40,576,000	37,102,000	May 25, 2007	May 25, 2017	7.43	7.29
	49,875,000	44,304,000	May 29, 2008	May 29, 2018	14.20	14.828
	62,865,000	54,594,000	May 27, 2009	May 27, 2019	9.33	9.93
	75,341,000	64,484,000	May 20, 2010	May 20, 2020	12.22	12.696
Total	311,184,000	251,631,000

(1)	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

For the year ended December 31, 2015, no share options granted under our share option schemes were exercised. For the period from January 1, 2015 to March 31, 2016, no share options were exercised.

As of December 31, 2015, we had 262,592,000 share options outstanding under our share option schemes, which represented approximately 0.59% of our shares in issue as of that date.

For further details about our share option schemes, see notes 10 and 28 to our consolidated financial statements included elsewhere in this annual report.

As of March 31, 2016, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 31, 2016.

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

As of March 31, 2016, 10,386,872 ADSs, representing approximately 2.3% of our then outstanding shares, were held of record in the form of ADSs. At such date, the number of registered ADS holders in the United States was 56.

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

These transactions are conducted in the normal course of business on terms comparable to those with other non-state-owned enterprises.

Categories of Continuing Connected Transactions

As we are controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates are deemed to be related party transactions. We entered into a comprehensive framework agreement with CNOOC on November 6, 2013 for the provision (1) by us and/or our associates to the CNOOC and (2) by CNOOC and/or its associates to us, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2014. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by us on November 1, 2010. The continuing connected transactions under such comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2014 were approved by our independent shareholders on November 27, 2013. The approved continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us:

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
(b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The continuing connected transactions described above are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favorable than those available to us from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For the continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to us and paragraph 2 above provided by us to CNOOC and/or its associates, on the basis of the above pricing principles, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)	when neither (i) nor (ii) is applicable, the costs of CNOOC and/or its associates or us and /or our associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to us, on the basis of the above pricing principles, are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs 3(a) above provided by us to CNOOC and/or its associates, on the basis of the above pricing principles, are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs 3(b) above provided by us to CNOOC and/or its associates, on the basis of the above pricing principles, are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

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

Under the Hong Kong Stock Exchange Listing Rules, the following categories of continuing connected transactions, or the non-exempt continuing connected transactions, are subject to the connected transaction requirements:

(a)	Provision of exploration and support services;

(b)	Provision of oil and gas development and support services;

(c)	Provision of oil and gas production and support services;.

(d)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas); and

(e)	Long term sales of natural gas and liquefied natural gas.

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

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2015 and the balances arising from connected transactions at the end of 2015 is included in note 30 to our consolidated financial statements included elsewhere in this annual report.

The non-exempt continuing connected transactions for the year ended December 31, 2015 to which any member of us was a party were entered into by us:

(i)	in the ordinary and usual course of our business;

(ii)	on normal commercial terms or better; and

(iii)	in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of our company and shareholders as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2015 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

Transactions with CNOOC Finance Corporation Limited

On October 14, 2008, we entered into a financial services framework agreement with CNOOC Finance Corporation Limited (“CNOOC Finance”), our 31.8% owned associate and a subsidiary of CNOOC, pursuant to which CNOOC Finance Corporation Limited provides us with settlement, depository, discounting, loans and entrustment loans services. On August 20, 2010, we entered into a renewal agreement with CNOOC Finance to renew such financial services framework agreement.

As the financial services framework agreement (as renewed on August 20, 2010) expired on December 31, 2013, we entered into a new renewal agreement with CNOOC Finance on November 27, 2013 to further renew the financial services framework agreement for another three years from January 1, 2014 to December 31, 2016. According to the renewal agreement dated November 27, 2013, the maximum daily outstanding balance of deposits (including accrued interests)(excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) should not exceed Rmb 22 billion for the period from January 1, 2014 to December 31, 2016. The depository services were exempted from independent shareholders’ approval requirements and the settlement, discounting, loans and entrustment loans services were exempted from all the connected transaction requirements under the Hong Kong Stock Exchange Listing Rules.

We confirmed that the maximum daily outstanding balance of deposits (including accrued interests but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by us with CNOOC Finance did not exceed Rmb 22 billion from January 1, 2015 to December 31, 2015.

Borrowings from CNOOC

In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at March 31, 2016, the withdrawal amount of the loan was US$130 million; In December 2014, CNOOC provided us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at March 31, 2016, the withdrawal amount of the loan was US$564 million. All the loans above are unsecured.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See pages beginning on page F-1 following Item 19.

Legal Proceedings

As at December 31, 2015, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

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

In 2013, we declared and paid dividends totaling Rmb 20,226 million. In 2014, we declared and paid dividends totaling Rmb 20,216 million. In 2015, we declared and paid dividends totaling Rmb 20,419 million (US$3,152 million). The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited. CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends. As a wholly foreign owned enterprise in China, CNOOC China Limited has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNOOC China Limited is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital, which amount was reached in 2009. Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under IFRS. In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of our production. Included in other reserves was a provision for safety fund under the PRC regulation amounting to Rmb 733.7 million (US$113.3 million) in 2015, which was Rmb 691.7 million in 2014. None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2013, 2014 and 2015, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2013		For the year ended December 31, 2014		For the year ended December 31, 2015
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	—	—	—	—	—	—
Staff and workers’ bonus and welfare fund	—	—	0.2%	102	—	—
Safety fund	1.1%	645.0	1.1%	692	3.6%	733.7

Contingencies

(a)	Two oil spill accidents (the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on June 4 and June 17, 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China Limited, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On August 10, 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Claim”). The Claim is lodged against COPC and CNOOC China Limited (together, the “Defendants”).The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Penglai 19-3 Oilfield Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay. Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim. CNOOC China Limited has engaged PRC lawyers in relation to the Claim and is defending the Claim vigorously.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of the consolidated financial statements authorised for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

(c)	On July 15, 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located in south of Fort McMurray, Alberta, Canada. The estimated size of the leak was 5,000 m3 over an area of approximately 21,900 m2 mostly within a compacted pipeline corridor. There were no injuries as a result of this incident. The affected wells were suspended, and Nexen’s emergency response plan was activated. The Company places great emphasis on operation safety and has taken measures to minimize the spill's impact on the environment and wildlife. Since the incident, the Company has been working together with relevant regulatory agencies in its conduct of clean-up and remediation work at the spill site. Nexen is cooperating with the investigation of regulatory agencies.

The majority of leaked bitumen in the spill area has been safely removed. Further remediation and clean-up work is underway and will be carried out in compliance with applicable regulatory requirements. The total financial impact of this incident on the Group is still uncertain, and the Company has not made a complete provision for the incident in the consolidated financial statements.

On January 15, 2016, an explosion occurred at Nexen’s Long Lake site near the hydrocracker unit. Two employees died as a result of the incident. Nexen informed the relevant regulatory authorities immediately and has been cooperating with the authorities investigating the incident. Reasonable estimates for the financial effect cannot be determined at this stage.

The Company maintains insurance policies that provide coverage against property damage, third party pollution clean-up and well control losses. The Company has submitted claims to its insurers on these recent Long Lake losses and each claim is being investigated.

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

Period	Hong Kong Stock Exchange		New York Stock Exchange		Toronto Stock Exchange
	High	Low	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)		(Cdn$ per ADS)
2011	20.85	11.34	270.64	145.32	—	—
2012	18.10	13.28	232.84	173.82	—	—
2013	17.34	11.54	226.60	159.19	217.78	196.50
2014	15.68	9.80	201.50	126.70	219.15	151.57
2015	13.42	7.44	174.88	98.91	210.01	135.00

2014 Financial Quarter
1st Quarter	14.38	11.54	182.92	147.88	196.00	164.00
2nd Quarter	14.12	11.68	182.14	151.72	197.05	166.50
3rd Quarter	15.68	13.32	201.50	172.53	219.15	190.00
4th Quarter	13.52	9.80	173.82	126.70	202.00	151.57
2015 Financial Quarter
1st Quarter	11.38	10.18	145.82	129.73	181.30	160.50
2nd Quarter	13.42	10.94	174.88	140.15	210.01	184.30
3rd Quarter	11.02	7.44	140.78	98.91	168.50	135.00
4th Quarter	9.52	7.82	121.10	99.33	155.81	137.00
2016 Financial Quarter
1st Quarter	9.26	6.42	121.86	85.34	157.50	139.00

Last Six Months
October 2015	9.52	7.93	121.10	103.68	155.81	145.00
November 2015	9.25	8.10	118.02	105.37	150.00	140.00
December 2015	9.04	7.82	115.05	99.33	151.00	137.00
January 2016	8.07	6.42	104.38	85.34	139.00	139.00
February 2016	8.23	7.25	108.08	94.00	—	—
March 2016	9.26	8.29	121.86	109.58	157.50	157.50

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Issue of Shares

Under the Hong Kong Companies Ordinance, our directors may, without obtaining the prior approval of our shareholders, offer to allot new shares in our company to existing shareholders on a pro rata basis. Our directors may not allot new shares of our company or grant rights to subscribe for, or to convert any security into, shares of our company in any other manner without the prior approval of our shareholders at a general meeting. Any approval given at a general meeting granting our directors power to allot shares or securities convertible into shares or to grant rights to subscribe for shares generally shall continue in force from the date of the passing of the resolution until the earlier of:

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

We are considered a PRC resident enterprise for purposes of the Notice. In Accordance with the Notice and the PRC income tax law as well as the formal approval from the SAT in October 2010, we are regarded as a CRE pursuant to the provisions of the New EIT Law and the Notice. Accordingly, we are required to withhold 10% corporate income tax when we make dividend distributions to the ADS depositary and to our non-Chinese resident enterprise shareholders , whose names appear on our register of members, as of the record date for such dividend, and who are not individuals. The 10% dividend withholding tax rate will not be reduced under the 1984 Agreement between the United States and the People’s Republic of China for the Avoidance of Double Taxation, or the PRC Treaty. In the past, we did not withhold any tax in respect of Dividends payable to any natural person shareholders whose names appeared on our register of members on the relevant record dates.

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of ADSs or shares by the U.S. Holders described below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to own such ADSs or shares. This discussion does not address the potential application of the Medicare contribution tax to “net investment income” of non-corporate U.S. Holders. In addition, this discussion does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold ADSs or shares as capital assets for U.S. federal income tax purposes and does not address all of the U.S. federal income tax consequences that may be relevant to U.S. Holders that are subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ADSs or shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our voting stock;

•	persons who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

As used herein, a “U.S. Holder” is a person that for U.S. federal income tax purposes is a beneficial owner of ADSs or shares and is: (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

This discussion assumes that we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2015, as described below, and that we will not become a PFIC.

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

As described in “—Taxation—The PRC,” we are regarded as a CRE pursuant to the provisions of the New EIT Law and the Notice. Accordingly, dividends paid with respect to our ordinary shares or ADSs generally will be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. Subject to applicable limitations, any PRC income taxes withheld from dividends on ADSs or shares (in the case of a U.S. Holder that is eligible for the benefits of the PRC Treaty, at a rate not exceeding the rate provided by the PRC Treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability. Where a U.S. Holder is eligible for the benefits of the PRC Treaty, PRC taxes withheld in excess of the rate applicable under the PRC Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015. In general, a non-U.S. company will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, certain adverse U.S. federal income tax rules would apply on a disposition (including certain pledges) of ADSs or shares by the U.S. Holder. In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability for each such taxable year. Any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment.

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

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. China adopted a managed floating exchange rate approach based on market supply and demand and with reference to a basket of currencies. From January 1, 2015 to March 31, 2016, Renminbi depreciated approximately 3.8% against U.S. dollar.

Our management has assessed our exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which we are mainly exposed to as at December 31, 2015. Based on our management's assessment, a 5% change in the foreign exchange rate of the US dollars at December 31, 2015 would have impacted our profit for the year by 0.9%. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which we have significant exposure with all other variables held constant.

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

As of December 31, 2015, the interest rates for 84.2% of our outstanding debts were fixed. The term of the weighted average balance was approximately 9.02 years. A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

As of December 31, 2015, the interest rates for 99.2% of our total outstanding long-term debts were fixed. The following table sets forth additional information about the expected maturity dates of our outstanding long-term debt (including the current portion) as of December 31, 2015.

	2016	2017	2018	2019	2020	2021 and after	Total	Fair value as of December 31, 2015
	(Rmb in millions, except percentages)
Long-term loans, including current portion
Floating rate	187.2	200.9	210.0	210.0	210.0	77.6	1,095.7	1,096.9
Interest rate	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	Libor + 0.23%~0.38%	—	—

Long-term guaranteed notes, including current portion
Fixed rate	4,858.4	8,500.5	4,858.4	1,943.3	9,716.7	99,045.6	128,922.8	133,303.9
Average interest rate	4.16%	4.31%	4.45%	4.48%	4.57%	4.64%	—	—

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	American Depositary shares

JPMorgan Chase Bank, N.A. is our Depositary. The depositary’s office is located at 4 New York Plaza, New York, NY 10004. Each of our ADSs represents 100 shares.

ADR Fees Payable by Investors

The Depositary may charge each person to whom ADRs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$1.50 per ADR for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the Depositary during each calendar year shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of an ADR holder in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, the fees, expenses and other charges charged by JPMorgan Chase Bank, N.A. or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the Depositary utilized by the Depositary to direct, manage or execute any public or private sale of securities under the deposit agreement.

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived its fees and expenses, of US$611,342 for the year ended December 31, 2015.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2015 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2015 (US$)(3)
Investor relations(1)	160,934
Broker reimbursements(2)	136,172
NYSE annual listing fees	87,000
TSX annual listing fees	77,236
Total	461,342

(1)	Includes investor relation service fees and investor relations expenses for road show in 2015.

(2)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

(3)	Includes the 30% withholding tax paid to the U.S. government.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2015:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2015 (US$)
Fees waived	150,000

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2015, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2015 was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-4.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert. Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

Our Board adopted a Code of Ethics in 2003 to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements. As part of the continued efforts to improve our corporate governance standards, our Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2015.

We have provided all our directors and senior officers with a copy of the Code of Ethics and require them to comply with the Code of Ethics, so as to ensure our operation is proper and lawful. We will take disciplinary actions towards any act which is in breach of the Code of Ethics. Any change or waiver, explicit or implicit, with respect to our Code of Ethics, must be disclosed to our shareholders either in our annual report or on our internet website, www.cnoocltd.com.

We have posted our Code of Ethics on our website. To request a copy of our Code of Ethics free of charge, please contact our investor relations manager, by email to ir@cnooc.com.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements were Rmb 46.7 million for 2014 and Rmb 45.2 million (US$7.0 million) for 2015.

Audit-Related Fees

The aggregate fees billed for services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements and assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were Rmb 8.7 million for 2014 and Rmb 8.5 million (US$1.3 million) for 2015.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately Rmb 2.1 million for 2014 and Rmb 0.6 million (US$0.1 million) for 2015.

All Other Fees

The aggregate fees billed for professional services rendered by our principal accountant for risk management advisory services and information systems reviews were Rmb 7.0 million for 2014 and Rmb 2.5 million (US$0.4 million) for 2015.

The aggregate fees billed for products and services provided by our principal accountant, other than the services reported above, were nil for fiscal years 2014 and 2015.

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

During 2015, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

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

2.7	Form of Indenture among CNOOC Finance (2013) Limited, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.1 to Form F-3 filed with the Securities and Exchange Commission on May 1, 2013 (File number: 333-188261)
2.8	Form of 1.125% Guaranteed Note due 2016, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.9	Form of 1.750% Guaranteed Note due 2018, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.10	Form of 3.000% Guaranteed Note due 2023, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.11	Form of 4.250% Guaranteed Note due 2043, incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.12	Form of Indenture among CNOOC Nexen Finance (2014) ULC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 1 to Form F-3 filed with the Securities and Exchange Commission on April 22, 2014 (File number: 333-188261)
2.13	Form of 1.625% Guaranteed Note due 2017, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)
2.14	Form of 4.250% Guaranteed Note due 2024, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)
2.15	Form of 4.875% Guaranteed Note due 2044, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)
2.16	Form of Indenture among CNOOC Finance (2015) Australia Pty Ltd, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No.2 to Form F-3 filed with the Securities and Exchange Commission on April 27, 2015(File number: 333-188261)
2.17	Form of Indenture among CNOOC Finance (2015) U.S.A. LLC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No. 2 to Form F-3 filed with the Securities and Exchange Commission on April 27, 2015 (File number: 333-188261)
2.18	Form of 2.625% Guaranteed Note due 2020, incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966)
2.19	Form of 3.500% Guaranteed Note due 2025, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966)
2.20	Form of 4.200% Guaranteed Note due 2045, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966)
4.1	The Asset Swap Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.2	The Asset Allocation Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.3	The Reorganization Agreement dated September 13, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.4	Form of the Equity Transfer Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.5	Form of the Transfer Agreement dated October 1, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the 37 PSCs and one geophysical exploration agreement, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.6	Form of Equity Transfer Agreement between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited regarding the transfer of the rights and obligations under Joint Venture Contract of Shanghai Petroleum and Natural Gas Company Limited dated July 28, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.7	Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated December 22, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.8	Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated November 7, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.9	Transfer Agreement dated September 9, 1999 among CNOOC, Offshore Oil Company Limited, the four PRC subsidiaries and CNOOC’s affiliates regarding the transfer of the rights and obligations of the technical services agreements to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.10	Nanshan Terminal Leasing Agreement dated September 9, 1999 between CNOOC, Hainan China Oil and Offshore Natural Gas Company and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.11	Trademark License Agreement dated September 9, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.12	Trademark License Agreement dated September 9, 1999 between China Offshore Oil Marketing Company, CNOOC Limited and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.13	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.14	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.15	Property Leasing Agreement dated September 9, 1999 between Wui Hai Enterprise Company Limited and Offshore Oil Company Limited in respect of the office premises at 6th, 7th and 8th Floors, CNOOC Plaza, No. 6 Dong Zhi Men Wai Xiao Jie, Beijing, incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.16	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Western South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 9th Floors, Nantiao Road, Potou District Zhangjiang, Guangdong, incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.17	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 7th Floors and 9th Floor, 2-37 He Kou Jie, Tanggu District, Tianjin, incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.18	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 20th, 22nd and 23rd Floors, 583 Ling Ling Road, Shanghai, the PRC, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.19	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Eastern South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 3rd Floor and 6th to 11th Floors, 1 Second Industrial Road, Shekou, Shenzhen, the PRC, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.20	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the Chengbei Warehouse, Chengbei Road, Tanggu District, Tianjin City, the PRC, incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.21	Property Leasing Agreement dated September 9, 1999 between Overseas Oil & Gas Corporation, Ltd. and China Offshore Oil (Singapore) International Pte Ltd in respect of the residential premises at 10-01 and 17-002 Aquamarine Tower, 50 Bayshore Road, 13-05 Jade Tower, 60 Bayshore Road, Singapore, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.22	Suizhong Pier Agreement dated September 9, 1999 between Offshore Oil Company Limited and China Offshore Bohai Corporation, incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.23	Form of Novation Agreement among CNOOC, CNOOC China Limited, the Banks and other financial institution and the Fuji Bank Limited Hong Kong Branch, as agent, in respect of the transfer of the US$110 million syndicated loan, incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.24	Form of the Undertaking Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.25	Form of Pre-Global Offering Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.26	Form of Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.27	CNOOC Limited Share Option Scheme adopted on December 31, 2005, incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.28	Subscription Agreement dated March 17, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.29	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hutchison International Limited, incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.30	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hong Kong Electric Holdings Limited, incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.31	Subscription Agreement dated June 28, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.32	Corporation Placing Agreement dated February 6, 2001 among CNOOC Limited, China National Offshore Oil Corporation, Shell Eastern Petroleum (Pte) Limited and Merrill Lynch Far East Limited, incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.33	Equity Transfer Agreement dated September 5, 2003 between CNOOC China Limited and CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.34	Framework Agreement dated April 8, 2004 with CNOOC Finance Corporation Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.35	Framework Agreement dated December 8, 2005 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.36	Framework Agreement dated December 8, 2005 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.37	Framework Agreement dated December 8, 2005 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).

4.38	Sale and Purchase Agreement, dated January 8, 2006 between CNOOC Exploration & Production Limited and South Atlantic Petroleum Limited (certain statements, marked with an asterisk in brackets [*], have been omitted from this agreement pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and the omitted materials have been filed separately in paper form with the Securities and Exchange Commission), incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.39	Framework Agreement dated November 8, 2007 with China BlueChemical Ltd. (Summary Translation), incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.40	Framework Agreement dated November 8, 2007 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.41	Framework Agreement dated November 8, 2007 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.42	Framework Agreement dated November 8, 2007 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.43	Framework Agreement dated November 1, 2010 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966).
4.44	Arrangement Agreement dated July 23, 2012 among CNOOC Limited, CNOOC Canada Holding Ltd. and Nexen Inc., incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for fiscal year 2012 filed with the Securities and Exchange Commission (File number: 1-14966).
4.45	Framework Agreement dated November 6, 2013 with CNOOC (Summary Translation) , incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2014 filed with the Securities and Exchange Commission (File number: 1-14966).
8.1	List of Subsidiaries.
10.1	Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).
11.1	Code of Ethics for Directors and Senior Officers, as amended in 2015.
12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.
15.1	2015 Reserves Reports of Ryder Scott Company, L.P.
15.2	2015 Reserves Reports of Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.3	2015 Reserves Report of RPS.
15.4	2015 Reserves Audit Reports of Ryder Scott Company, L.P.

15.5	2015 Reserves Audit Report of McDaniel & Associates Consultants Ltd.
15.6	2015 Reserves Audit Report of DeGolyer and MacNaughton.
15.7	Letter from Ernst & Young (incorporated by reference to Exhibit 15.7 of our Annual Report on Form 20-F (file No. 001-14966) filed with the Securities and Exchange Commission on April 17, 2014).
15.8	Consent from Deloitte Touche Tohmatsu
15.9	Consent from Ryder Scott Company, L.P.
15.10	Consent from Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.11	Consent from RPS.
15.12	Consent from McDaniel & Associates Consultants Ltd.
15.13	Consent from DeGolyer and MacNaughton.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Date: April 21, 2016

CNOOC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNOOC Limited

We have audited the accompanying consolidated statements of financial position of CNOOC Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board, and Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2016 expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 24, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNOOC Limited

We have audited the internal control over financial reporting of CNOOC Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s annual report on internal control over financial reporting". Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Group and our report dated March 24, 2016 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 24, 2016

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(All amounts expressed in millions of Renminbi/US$, except per share data)

		2013	2014	2015	2015
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

REVENUE
Oil and gas sales	6	226,445	218,210	146,597	22,630
Marketing revenues	34	55,495	50,263	21,422	3,307
Other income		3,917	6,161	3,418	528

		285,857	274,634	171,437	26,465

EXPENSES
Operating expenses		(30,014)	(31,180)	(28,372)	(4,380)
Taxes other than income tax	12 (ii)	(15,937)	(11,842)	(10,770)	(1,663)
Exploration expenses		(17,120)	(11,525)	(9,900)	(1,528)
Depreciation, depletion and amortization	8	(56,456)	(58,286)	(73,439)	(11,337)
Special oil gain levy	7	(23,421)	(19,072)	(59)	(9)
Impairment and provision	15	45	(4,120)	(2,746)	(424)
Crude oil and product purchases		(53,386)	(47,912)	(19,840)	(3,063)
Selling and administrative expenses		(7,859)	(6,613)	(5,705)	(881)
Others		(3,206)	(3,169)	(3,150)	(486)

		(207,354)	(193,719)	(153,981)	(23,771)

PROFIT FROM OPERATING ACTIVITIES		78,503	80,915	17,456	2,694

Interest income	8	1,092	1,073	873	135
Finance costs	9	(3,457)	(4,774)	(6,118)	(944)
Exchange gains/(losses), net		873	1,049	(143)	(22)
Investment income	8	2,611	2,684	2,398	370
Share of profits of associates		133	232	256	40
Share of profit of a joint venture		762	774	1,647	254
Non-operating income, net		334	560	761	117

PROFIT BEFORE TAX	8	80,851	82,513	17,130	2,644
Income tax (expense)/credit	12 (i)	(24,390)	(22,314)	3,116	481

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		56,461	60,199	20,246	3,125

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss:
Net loss on available-for-sale financial assets, net of tax	19	(626)	(2,301)	-	-
Exchange differences on translation of foreign operations		(4,143)	454	7,979	1,232
Share of other comprehensive (expense)/ income of associates		(29)	92	74	11
Items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income	19	-	-	(1,573)	(243)
Others		393	(268)	134	21

OTHER COMPREHENSIVE (EXPENSE)/INCOME FOR THE YEAR, NET OF TAX		(4,405)	(2,023)	6,614	1,021

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		52,056	58,176	26,860	4,146

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	14	1.26	1.35	0.45	US$0.07
Diluted (RMB Yuan)	14	1.26	1.35	0.45	US$0.07

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2015

(All amounts expressed in millions of Renminbi/US$)

		2014	2015	2015
	Notes	RMB	RMB	US$
		million	million	million

NON-CURRENT ASSETS
Property, plant and equipment	15	463,222	454,141	70,107
Intangible assets	16	16,491	16,423	2,535
Investments in associates	17	4,100	4,324	668
Investment in a joint venture	18	21,150	24,089	3,719
Available-for-sale financial assets	19, 34	5,337	-	-
Equity investments	19, 34	-	3,771	582
Deferred tax assets	12(i)	5,877	13,575	2,096
Other non-current assets	20	5,974	7,828	1,208

Total non-current assets		522,151	524,151	80,915

CURRENT ASSETS
Inventories and supplies	21	10,608	9,263	1,430
Trade receivables	22	19,343	13,173	2,034
Due from related companies		10,557	9,173	1,416
Derivative financial assets	34	303	7	1
Available-for-sale financial assets	19, 34	54,030	-	-
Equity investments	19, 34	-	14	2
Other financial assets	19, 34	-	71,806	11,085
Other current assets		8,114	6,898	1,065
Time deposits with maturity over three months	23	22,835	18,010	2,780
Cash and cash equivalents	23	14,918	11,867	1,832

Total current assets		140,708	140,211	21,645

CURRENT LIABILITIES
Loans and borrowings	26	26,936	29,081	4,490
Borrowings from the parent company	30	4,244	4,504	695
Trade and accrued payables	24	31,028	13,301	2,053
Due to the parent company	30	240	144	22
Due to related companies	30	21,164	19,313	2,982
Derivative financial liabilities	34	316	-	-
Other payables and accrued liabilities	25	11,259	13,390	2,067
Taxes payable		8,311	4,647	717

Total current liabilities		103,498	84,380	13,026

NET CURRENT ASSETS		37,210	55,831	8,619

TOTAL ASSETS LESS CURRENT LIABILITIES		559,361	579,982	89,534

NON-CURRENT LIABILITIES
Loans and borrowings	26	105,383	131,060	20,232
Provision for dismantlement	27	52,433	49,503	7,642
Deferred tax liabilities	12 (i)	20,189	11,627	1,795
Other non-current liabilities		1,746	1,751	270

Total non-current liabilities		179,751	193,941	29,939

Net assets		379,610	386,041	59,595

EQUITY
Equity attributable to owners of the parent
Issued capital	28	43,081	43,081	6,651
Reserves	29	336,529	342,960	52,944

Total equity		379,610	386,041	59,595

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend	Total

At January 1, 2013	949	42,129		(17,229)	20,000		9,225	243,143	11,563	309,780

Profit for the year	-	-		-	-		-	56,461	-	56,461
Other comprehensive expense, net of tax	-	-		(4,143)	-		(262)	-	-	(4,405)
Total comprehensive (expense)/income	-	-		(4,143)	-		(262)	56,461	-	52,056
2012 final dividend	-	-		-	-		-	183	(11,563)	(11,380)
2013 interim dividend	-	-		-	-		-	(8,850)	-	(8,850)
Proposed 2013 final dividend	-	-		-	-		-	(11,269)	11,269	-
Exercise of share options	-	3		-	-		-	-	-	3
Equity-settled share option expenses (note 28)	-	-		-	-		11	-	-	11

At December 31, 2013	949	42,132		(21,372)	20,000		8,974	279,668	11,269	341,620

At January 1, 2014	949	42,132		(21,372)	20,000		8,974	279,668	11,269	341,620

Profit for the year	-	-		-	-		-	60,199	-	60,199
Other comprehensive income/(expense), net of tax	-	-		454	-		(2,477)	-	-	(2,023)
Total comprehensive income/(expense)	-	-		454	-		(2,477)	60,199	-	58,176
Transfer upon abolition of par value under the Hong Kong Companies Ordinance **	42,132	(42,132)		-	-		-	-	-	-
2013 final dividend	-	-		-	-		-	(71)	(11,269)	(11,340)
2014 interim dividend	-	-		-	-		-	(8,846)	-	(8,846)
Proposed 2014 final dividend	-	-		-	-		-	(11,325)	11,325	-

At December 31, 2014	43,081	-	*	(20,918)*	20,000	*	6,497 *	319,625 *	11,325 *	379,610

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015 (continued)

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve		Statutory and non-distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

At January 1, 2015	43,081	-		(20,918)		20,000		6,497	319,625	11,325		379,610

Profit for the year	-	-		-		-		-	20,246	-		20,246
Other comprehensive income/(expense), net of tax	-	-		7,979		-		(1,365)	-	-		6,614
Total comprehensive income/(expense)	-	-		7,979		-		(1,365)	20,246	-		26,860
2014 final dividend	-	-		-		-		-	58	(11,325)		(11,267)
2015 interim dividend	-	-		-		-		-	(9,162)	-		(9,162)
Proposed 2015 final dividend	-	-		-		-		-	(9,397)	9,397		-

At December 31, 2015	43,081	-	*	(12,939	)*	20,000	*	5,132 *	321,370 *	9,397	*	386,041

*	These reserve accounts comprise the consolidated reserves of approximately RMB342,960 million (December 31, 2014: RMB336,529 million ) in the consolidated statement of financial position.
**	The Hong Kong Companies Ordinance (Cap. 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorized share capital.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(All amounts expressed in millions of Renminbi/US$)

		2013	2014	2015	2015
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	32	143,539	142,682	96,095	14,835
Income taxes paid		(32,648)	(32,174)	(16,000)	(2,470)

Net cash flows from operating activities		110,891	110,508	80,095	12,365

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(7,001)	-	-	-
Capital expenditure		(79,716)	(95,673)	(67,674)	(10,447)
Net outflow of cash and cash equivalents in respect of the acquisition of a subsidiary	4	(87,926)	-	-	-
Additions in associates interest		-	-	(9)	(1)
(Increase)/decrease in time deposits with maturity over three months		(9,328)	3,383	4,825	745
Dividends received from associates		63	153	164	25
Dividends received from a joint venture		-	-	32	5
Interest received		871	1,041	812	125
Investment income received		2,234	2,331	2,177	336
Purchase of current available-for-sale financial assets		(80,532)	(105,718)	-	-
Purchase of other financial assets		-	-	(122,030)	(18,839)
Purchase of equity investments		-	-	(236)	(36)
Proceeds from sale of current available-for-sale financial assets		90,852	102,587	-	-
Proceeds from sale of other financial assets		-	-	104,900	16,194
Proceeds from disposal of property, plant and equipment		451	1,719	544	84
Net cash flows used in investing activities		(170,032)	(90,177)	(76,495)	(11,809)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		24,363	24,578	23,184	3,579
Repayment of guaranteed notes		(4,100)	-	(789)	(122)
Proceeds from bank loans		59,186	12,789	20,541	3,171
Repayment of bank loans		(36,793)	(32,523)	(24,127)	(3,725)
Dividends paid		(20,226)	(20,216)	(20,419)	(3,151)
Interest paid		(3,832)	(4,114)	(5,283)	(816)
Exercise of share options		3	-	-	-

Net cash flows from/(used in) financing activities		18,601	(19,486)	(6,893)	(1,064)

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		(40,540)	845	(3,293)	(508)
Cash and cash equivalents at beginning of year		55,024	14,318	14,918	2,303
Effect of foreign exchange rate changes, net		(166)	(245)	242	37

CASH AND CASH EQUIVALENTS AT END OF YEAR	23	14,318	14,918	11,867	1,832

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

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Indirectly held subsidiaries(1):
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB8.5 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (continued)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(continued)(1):
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa
Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada
Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria
OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA
Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA
Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA(2)	Brazil	R$2,186,000,000	100%	Petroleum exploration, development and production in Brazil
CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC (3)	USA	N/A	100%	Bond Issuance
CNOOC Finance (2015) Australia Pty Ltd (3)	Australia	US$1	100%	Bond Issuance

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

(2)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$1,646,000,000 to R$2,186,000,000 on February 11, 2015.

(3)	CNOOC Finance (2015) U.S.A. LLC was incorporated on March 23, 2015 and CNOOC Finance (2015) Australia Pty Ltd was incorporated on March 18, 2015, for issuing guaranteed notes (note 26).

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

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"), Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Companies Ordinance (Cap. 622) which came into effect on March 3, 2014. A summary of the significant accounting policies adopted by the Group is set out below.

The provisions of the Hong Kong Companies Ordinance (Cap.622) regarding preparation of accounts and directors’ report and audits became effective, and has been adopted by the Company for the financial year ended December 31, 2015. Further, the disclosure requirements set out in the Listing Rules regarding annual accounts have been amended with reference to the Hong Kong Companies Ordinance (Cap.622). Accordingly the presentation and disclosure of information in the consolidated financial statements for the financial year ended December 31, 2015 have been changed to comply with these new requirements. Comparative information in respect of the financial year ended December 31, 2014 are presented or disclosed in the consolidated financial statements based on the new requirements. Information previously required to be disclosed under the predecessor Hong Kong Companies Ordinance (Cap. 32) or Listing Rules but not under the Hong Kong Companies Ordinance (Cap.622) or amended Listing Rules are not disclosed in these consolidated financial statements.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing January 1, 2015 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended December 31, 2014, except for the first time adoption of the amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on January 1, 2015 (the "Amendments") and early adoption of IFRS/HKFRS 9 (2009) Financial Instruments. The adoption of the Amendments had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of the Group. Impact of early adoption of IFRS/HKFRS 9 (2009) Financial Instruments is described as below.

Early adopted before mandatory effective dates

IFRS/HKFRS 9 (2009) - Financial Instruments

In the current year, the Group has applied IFRS/HKFRS 9 (2009). The Group has chosen January 1, 2015 as its date of initial application (i.e. the date on which the Group has reassessed the classification of its financial assets in accordance with requirements of IFRS/HKFRS 9 (2009)). The classification is based on the facts and circumstances as at January 1, 2015. In accordance with transition provisions set out in IFRS/HKFRS 9 (2009), the Group has chosen not to restate comparative information and has provided additional disclosures in accordance with IFRS/HKFRS 7 Financial Instruments – Disclosures in these consolidated financial statements for the year ended 31 December 2015, and any difference between the measurement under IAS/HKAS 39 Financial Instruments: Recognition and Measurement and IFRS/HKFRS 9 (2009) as at January 1, 2015 is recognized in the opening retained earnings and other reserves at the date of initial application, if any. IFRS/HKFRS 9 (2009) does not apply to financial assets that have already been derecognized at date of initial application. Other than the changes in classification of certain financial assets, the changes in accounting policies had no material financial impact on the amounts recognized on the consolidated statement of financial position of the Group as at January 1, 2015.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS/HKFRS 9 (2009) - Financial Instruments (continued)

IFRS/HKFRS 9 (2009) introduces new classification and measurement requirements for financial assets that are within the scope of IAS/ HKAS 39. Specifically, IFRS/ HKFRS 9 (2009) requires all financial assets to be classified and subsequently measured at either amortized cost or fair value on the basis of the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

As required by IFRS/HKFRS 9 (2009), debt instruments and hybrid contracts are subsequently measured at amortized cost only if (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (collectively referred to as the “amortized cost criteria”). If either of the two criteria is not met, the debt instruments are classified as at fair value through profit or loss (“FVTPL”).

However, the Group may choose at initial recognition to designate a debt instrument that meets the amortized cost criteria as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. Debt instruments that are subsequently measured at amortized cost are subject to impairment.

Investments in equity instruments are classified and measured as at FVTPL except when the equity investment is not held for trading and is designated by the Group as at fair value through other comprehensive income (“FVTOCI”). If the equity investment is designated as at FVTOCI, all gains and losses are recognized in other comprehensive income and are not subsequently reclassified to profit or loss, except for dividend income that is generally recognized in profit or loss in accordance with IAS/ HKAS 18 Revenue.

The directors have reviewed and reassessed the Group’s existing financial assets at 1 January 2015 based on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets and concluded that the Group’s financial assets, previously classified as “loans and receivables” under IAS/ HKAS 39 are held within a business model whose objective is to hold these financial assets in order to collect contractual cash flows that are solely payments of principal and interest. In addition, the directors concluded that the Group’s investments in certain equity securities that previously classified as available-for-sale investments under IAS/ HKAS 39 are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity securities are designated as at FVTOCI under IFRS/ HKFRS 9 (2009) as the directors believe that this provides a more meaningful presentation than reflecting changes in fair value in profit or loss. Other equity investments are classified as FVTPL.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS/HKFRS 9 (2009) - Financial Instruments (continued)

The initial application of IFRS/HKFRS 9 (2009) has affected the classification of financial assets of the Group, its joint venture/ associates and the Group’s other reserves and retained earnings as at January 1, 2015 as follows:

(i) the Group's publicly traded equity investments (not held for trading) of RMB 2,958 million that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/ HKAS 39 have been designated as at FVTOCI;

(ii) the Group’s non-publicly traded equity investments (not held for trading) of RMB 2,258 million previously classified as available-for-sale investments and measured at fair value at each reporting date or at cost less impairment under IAS/HKAS 39 have been designated as at FVTOCI. The carrying amounts of the investments previously measured at cost less impairment represent an appropriate estimate of their fair values as at January 1, 2015, as insufficient more recent information is available to measure their fair values;

(iii) the Group's equity investments of RMB 134 million previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/ HKAS 39 have been classified as at FVTPL;

(iv) the Group's investment in liquidity funds of RMB5,453 million and corporate wealth management products of RMB48,564 million that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/ HKAS 39 have been classified as FVTPL;

(v) The investment in publicly traded investments (not held for trading) of the Group’s joint venture/associates that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/ HKAS 39 have been designated as FVTOCI; and

(vi) The investment in non-publicly traded investments (not held for trading) of the Group’s joint venture/associates previously classified as available-for-sale investments and measured at fair value at each reporting date or at cost less impairment under IAS/ HKAS 39 have been designated as at FVTOCI.

The list below illustrates the classification and measurement of the financial assets under IAS/HKAS 39 and IFRS/HKFRS 9 (2009) at January 1, 2015, the date of initial application.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS/HKFRS 9 (2009) - Financial Instruments (continued)

	Original measurement category under IAS/HKAS 39	New measurement category under IFRS/HKFRS 9 (2009)	Original carrying amount under IAS/HKAS 39	New carrying amount under IFRS/HKFRS 9 (2009)
Publicly traded equity investments-MEG Energy Corporation ("MEG") (Note 19)	Available-for-sale investments	Financial assets designated as at FVTOCI	2,958	2,958
Publicly traded equity investments-others (Note 19)	Available-for-sale investments	Financial assets at FVTPL	134	134
Non-publicly traded equity investments (Note 19)	Available-for-sale investments	Financial assets designated as at FVTOCI	2,258	2,258
Derivative Financial assets (Note 34)	Financial assets at FVTPL	Financial assets at FVTPL	303	303
Other financial assets: liquidity funds (Note 19)	Available-for-sale investments	Financial assets at FVTPL	5,453	5,453
Other financial assets: corporate wealth management products (Note 19)	Available-for-sale investments	Financial assets at FVTPL	48,564	48,564
Trade receivables (Note 22)	Loans and receivables	Financial assets at amortized cost	29,411	29,411
Time deposits with maturity over three months (Note 23)	Loans and receivables	Financial assets at amortized cost	22,835	22,835
Cash and cash equivalent (Note 23)	Loans and receivables	Financial assets at amortized cost	14,918	14,918
Other non-current assets-dismantlement fund deposits (Note 20)	Loans and receivables	Financial assets at amortized cost	3,981	3,981
Other current assets	Loans and receivables	Financial assets at amortized cost	8,573	8,573

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS/HKFRS 9 (2009) - Financial Instruments (continued)

In relation to the equity investments (not held for trading), the Group has made an irrevocable election to present subsequent changes in their fair value in other comprehensive income under IFRS/HKFRS 9 (2009), which will not be reclassified to profit or loss on disposal or impairment of the relevant investments. Under IAS/HKAS 39, when an available-for-sales equity investment is disposed of or impaired, the cumulative gain or loss is reclassified from other comprehensive income to profit or loss. Should the Group have not early adopted IFRS/HKFRS 9 (2009), the Group's basic and diluted earnings per share would have been RMB0.41 yuan for the year ended December 31, 2015. There is no material impact on the basic and diluted earnings per share for the year ended December 31, 2014.

The Group has not applied the following new and revised IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 9/HKFRS 9 (2014)	Financial Instruments[1]
IFRS 14/ HKFRS 14	Regulatory Deferral Accounts[2]
IFRS 15/ HKFRS 15	Revenue from Contracts with Customers[7]
IFRS 16	Leases[5]
Amendments to IFRS 11/HKFRS 11	Accounting for Acquisitions of Interests in Joint Operations[3]
Amendments to IAS 1/ HKAS 1	Disclosure Initiative[3]
Amendments to IAS 16/HKAS 16 and IAS 38/HKAS 38	Clarification of Acceptable Methods of Depreciation and Amortization[3]
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2012-2014 Cycle[3]
Amendments to IAS 27/HKAS 27	Equity Method in Separate Financial Statements[3]
Amendments to IFRS 10/HKFRS 10 and IAS 28/HKAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IAS 7	Disclosure Initiative[6]
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses

1 Effective for annual periods beginning on or after January 1, 2018, except for the 2009 version of IFRS /HKFRS 9, which the Group adopted in advance

2 Effective for first annual IFRS/HKFRS financial statements beginning on or after January 1, 2016

3 Effective for annual periods beginning on or after January 1, 2016

4 Effective date is to be decided

5 Effective for annual periods beginning on or after January 1, 2019

6 Effective for annual periods beginning on or after January 1, 2017

7 Effective for annual periods beginning on or after January 1, 2018

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2015.

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

If the business combination is achieved in stages, the Group's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at subsequent reporting dates in accordance with IFRS/HKFRS 9 (2009) or IAS/HKAS 39, with the corresponding gain or loss being recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss as a gain on bargain purchase.

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

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss on goodwill is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

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

The Group's investments in associates are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated statement of profit or loss and other comprehensive income and consolidated reserves, respectively. Unrealized gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's investments in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group's investments in associates and is not individually tested for impairment.

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

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalizes the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognized based on exploratory experience and management judgement and charged to profit and loss as exploration expenses. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalized. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

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

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are recognized in profit or loss.

Intangible assets (other than goodwill)

The intangible assets of the Group comprise software, gas processing rights of the NWS Project, marketing transportation and storage contracts, drilling rig contracts and seismic data usage rights. Intangible assets with finite lives are carried at cost, less accumulated amortization and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortized on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill) (continued)

The intangible assets regarding software have been amortized on the straight-line basis over their respective useful lives. The intangible asset regarding the gas processing rights has been amortized upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortized over the life of the contracts on the straight-line basis. The intangible assets related to the seismic data usage rights are amortized over the estimated useful life of the seismic data.

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

Financial assets

Classification and subsequent measurement prior to January 1, 2015

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

The subsequent measurement of financial assets depends on their classifications as follows:

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Classification and subsequent measurement prior to January 1, 2015 (continued)

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss and financial assets classified as held-for-trading. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss in the period. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognized in accordance with the policies set out for "Revenue recognition" below.

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

Financial assets (continued)

Classification and subsequent measurement on and after January 1, 2015

All recognized financial assets are subsequently measured in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

(a)	Financial assets at amortized cost

Debt instruments and hybrid contracts that meet the following conditions are subsequently measured at amortized cost less impairment loss:

• the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

• the contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Interest income for debt instruments measured subsequently at amortized cost is recognized in profit or loss in accordance with the policies set out for "Revenue Recognition" below.

(b)	Financial assets at FVTPL

Investments in equity instruments are classified as at FVTPL, unless the Group designates such investment that is not held for trading as at FVTOCI on initial recognition.

A financial asset is held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative that is not designated and effective as a hedging instrument.

Debt instruments that do not meet the amortized cost criteria (see (a) above) are measured at FVTPL. In addition, debt instruments that meet the amortized cost criteria but are designated as at FVTPL are measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognising the gains and losses on them on different bases. The Group has not designated any debt instrument as at FVTPL on initial application of IFRS/HKFRS 9 (2009) and during the year.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized in profit or loss.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Classification and subsequent measurement on and after January 1, 2015 (continued)

(c)	Financial assets at FVTOCI

On initial recognition, the Group can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading.

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the other reserves. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the investments.

The Group has designated certain investments in equity instruments (publicly traded or non-publicly traded) that are not held for trading as at FVTOCI on initial application of IFRS/HKFRS 9 (2009).

Dividends on these investments in equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established in accordance with HKAS/IAS 18 Revenue, unless the dividends clearly represent a recovery of part of the cost of the investment.

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

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset, other than those at FVTPL and FVTOCI, or a group of financial assets may be impaired.

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

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced either directly or by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in profit or loss, to the extent that the carrying value of the asset does not exceed amortized cost at the reversal date.

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

Prior to January 1, 2015, if there is objective evidence that an impairment loss has incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(c)	Available-for-sale financial assets

Prior to January 1, 2015, if an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is removed from other comprehensive income and recognized in profit or loss.

Prior to January 1, 2015, equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortized cost. Impairment losses on equity instruments are not reversed through profit or loss; increases in their fair value after impairments are recognized directly in equity. Impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Financial liabilities at amortized cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortized cost, using the effective interest method. The related interest expense is recognized within "Finance costs" in profit or loss.

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

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statement of profit or loss and other comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or expense.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

As at December 31, 2015, deferred tax liabilities related to undistributed earnings of certain of the Company's subsidiaries have not been recognized, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit and taxable temporary differences will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that sufficient taxable profit and taxable temporary differences will be available to allow all or part of the deferred tax asset to be utilized.

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

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognized based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

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

Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers and gains from disposal of oil and gas properties and is recognized when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognized when the compensation becomes receivable.

(d)	Dividend income

Dividend income is recognized when the Group's right to receive payment is established.

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

No equity-settled award was cancelled or modified during the years ended December 31, 2015 and 2014.

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

Foreign currencies (continued)

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

Prepaid land lease payments under operating leases in China are initially stated at cost and subsequently amortized on the straight-line basis over the lease terms.

Contingencies

A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognized in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

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

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs of disposal. These calculations require the use of estimates and assumptions. It is reasonably possible that any unfavorable oil price assumption will impact the estimated life of the field and then require a material adjustment to the carrying value of tangible and intangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

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

2015

The Group has no significant acquisition during the year.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (continued)

(a)	Segment results (continued)

The following table presents the segment financial information for the Group for the years ended December 31, 2013, 2014 and 2015.

	E&P			Trading business			Corporate			Eliminations			Consolidated

	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015

External revenue	212,417	208,361	137,243	73,159	65,643	33,777	281	630	417	-	-	-	285,857	274,634	171,437
Intersegment revenue*	17,443	15,380	12,339	(17,443)	(15,380)	(12,339)	22	242	85	(22)	(242)	(85)	-	-	-

Total revenue	229,860	223,741	149,582	55,716	50,263	21,438	303	872	502	(22)	(242)	(85)	285,857	274,634	171,437

Segment profit for the year	54,171	54,846	15,695	916	983	879	1,609	4,620	6,048	(235)	(250)	(2,376)	56,461	60,199	20,246

Amounts included in the measure of segment profit or loss
Operating expenses	(30,014)	(31,180)	(28,372)	-	-	-	-	-	-	-	-	-	(30,014)	(31,180)	(28,372)
Taxes other than income tax	(15,920)	(11,802)	(10,748)	-	-	7	(17)	(40)	(29)	-	-	-	(15,937)	(11,842)	(10,770)
Exploration expenses	(17,142)	(11,680)	(9,973)	-	-	-	-	-	-	22	155	73	(17,120)	(11,525)	(9,900)
Depreciation, depletion and amortization	(55,512)	(57,407)	(72,665)	(497)	(417)	(324)	(447)	(484)	(509)	-	22	59	(56,456)	(58,286)	(73,439)
Impairment and provision	34	(4,147)	(2,690)	12	27	(56)	(1)	-	-	-	-	-	45	(4,120)	(2,746)
Selling and administrative expenses	(4,294)	(3,651)	(3,644)	(1,021)	(862)	(340)	(2,544)	(2,166)	(1,733)	-	66	12	(7,859)	(6,613)	(5,705)
Interest income	19	125	147	-	1	-	1,396	1,801	1,028	(323)	(854)	(302)	1,092	1,073	873
Finance costs	(2,269)	(2,813)	(3,407)	(5)	(3)	(1)	(1,506)	(2,997)	(3,369)	323	1,039	659	(3,457)	(4,774)	(6,118)
Share of (losses)/profits of associates and a joint venture	(98)	12	(117)	-	-	-	993	994	2,020	-	-	-	895	1,006	1,903
Income tax (expense)/credit	(24,524)	(24,903)	44	77	(114)	(8)	57	2,703	3,080	-	-	-	(24,390)	(22,314)	3,116

Other segment information
Investments in associates and a joint venture	1,145	953	800	-	-	-	23,252	24,297	27,613	-	-	-	24,397	25,250	28,413
Others	476,414	524,702	532,765	11,205	8,671	3,336	337,813	368,648	344,037	(228,356)	(264,412)	(244,189)	597,076	637,609	635,949

Segment assets	477,559	525,655	533,565	11,205	8,671	3,336	361,065	392,945	371,650	(228,356)	(264,412)	(244,189)	621,473	662,859	664,362

Segment liabilities	(315,805)	(381,342)	(364,056)	(8,499)	(7,142)	(2,243)	(137,345)	(111,311)	(145,475)	181,796	216,546	233,453	(279,853)	(283,249)	(278,321)

Capital expenditure	248,462	106,593	66,122	40	16	11	602	794	386	-	-	-	249,104	107,403	66,519

* Certain oil and gas produced by the E&P segment are sold via trading business segment. For the Group's chief operating decision maker's assessment of segment performance, these revenues are reclassified back to E&P segment.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 73% (2014: 65%, 2013: 67%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended December 31, 2013, 2014 and 2015.

	PRC			Canada			Others			Consolidated

	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015

Property, plant and equipment	164,939	206,144	193,359	97,140	101,644	105,383	157,023	155,434	155,399	419,102	463,222	454,141
Investments in associates/a joint venture	3,054	3,317	3,499	857	783	816	20,486	21,150	24,098	24,397	25,250	28,413
Other non-current assets	3,716	5,246	7,087	1,021	643	694	158	85	47	4,895	5,974	7,828

(c)	Information about major customers

The current year's revenue of approximately RMB14,692 million (2014: approximately RMB25,055 million, 2013: approximately RMB29,855 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC Group refer to Note 30 (iii).

6.	OIL AND GAS SALES

	2013	2014	2015
Gross sales	233,450	227,544	150,618
Less: Royalties	(3,655)	(6,433)	(2,646)
PRC government’s share of oil	(3,350)	(2,901)	(1,375)

Oil and gas sales	226,445	218,210	146,597

7.	SPECIAL OIL GAIN LEVY

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	2013	2014	2015

Crediting:
Interest income from bank deposits	(1,092)	(1,073)	(873)

Investment income:
– Net gain from sale ofavailable-for-sale financial assets	(2,611)	(2,684)	-
– Fair value changes on other financial assets	-	-	(2,398)
	(2,611)	(2,684)	(2,398)

Insurance compensation on disposal of property, plant and equipment	(372)	(334)	(560)

Charging:
Auditors’ remuneration:
– Audit fee	42	47	45
– Other fees	17	18	12

	59	65	57

Employee wages, salaries, allowances and social security costs*	6,546	8,751	6,924

Equity-settled share option expenses	11	-	-

Depreciation, depletion and amortization:
– Property, plant and equipment	54,919	57,212	72,293
– Intangible assets	1,414	1,398	1,306
– Less: Net amount capitalized	123	(324)	(160)

	56,456	58,286	73,439

Operating lease rentals:
– Office properties	460	508	438
– Plant and equipment	1,944	1,741	2,448

	2,404	2,249	2,886

Repairs and maintenance	5,925	6,342	5,034
Research and development costs	1,278	1,821	1,629
Loss/(gain) on disposal of property, plant and equipment	681	(1,158)	718

*	In 2013, employee wages, salaries, allowances and social security costs only included the amount of Nexen for 10 months after acquisition, while the cost items included the amount of Nexen for 12 months in 2014 and 2015.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	FINANCE COSTS

	2013	2014	2015

Interest on bank loans	1,212	415	291
Interest on other loans	2,223	3,813	4,701
Other borrowing costs	167	1	76

Total borrowing costs	3,602	4,229	5,068

Less: Amount capitalized in property, plant and equipment (note 15)	(2,049)	(1,842)	(1,385)

	1,553	2,387	3,683
Other finance costs:
Unwinding of discount on provision for dismantlement (note 27)	1,904	2,387	2,435

	3,457	4,774	6,118

The effective interest rates used to determine the amount of related borrowing costs for capitalization varied from 0.735% to 7.875% (2014: from 0.64775% to 7.875%, 2013: from 0.665% to 6.66%) per annum during the year ended at December 31, 2015.

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2013
Executive directors:

Li Fanrong	759	-	-	79	838
Wu Guangqi	759	-	-	70	829

Subtotal	1,518	-	-	149	1,667

Non-executive directors:

Wang Yilin(6)	847	-	-	-	847
Yang Hua(6)	759	-	-	-	759
Zhou Shouwei(3)	759	-	-	-	759
Wu Zhenfang(3)	759	-	-	-	759

Subtotal	3,124	-	-	-	3,124

Independent non-executive
directors:
Chiu Sung Hong (2)	847	-	-	-	847
Lawrence J. Lau	759	-	-	-	759
Tse Hau Yin, Aloysius	879	-	-	-	879
Wang Tao(5)	759	-	-	-	759
Subtotal	3,244	-	-	-	3,244
Total	7,886	-	-	149	8,035

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2014
Executive directors:

Li Fanrong	753	-	-	78	831
Wu Guangqi	753	-	-	70	823

Subtotal	1,506	-	-	148	1,654

Non-executive directors:

Wang Yilin(6)	840	-	-	-	840
Yang Hua(6)	753	-	-	-	753
Lv Bo(3)	753	-	-	-	753
Zhang Jianwei(3)(4)	690	-	-	-	690
Wang Jiaxiang(3) (7)	753	-	-	-	753

Subtotal	3,789	-	-	-	3,789

Independent non-executive
directors:
Chiu Sung Hong(2)	887	-	-	-	887
Lawrence J. Lau	753	-	-	-	753
Tse Hau Yin, Aloysius	887	-	-	-	887
Wang Tao(5)	125	-	-	-	125
Kevin G. Lynch(5)	628	-	-	-	628
Subtotal	3,280	-	-	-	3,280
Total	8,575	-	-	148	8,723

2015
Executive directors:

Li Fanrong	-	170	470	117	757
Wu Guangqi	-	170	470	117	757

Subtotal	-	340	940	234	1,514

Non-executive directors:

Wang Yilin(6)	-	-	-	-	-
Yang Hua(6)	-	-	-	-	-
Lv Bo(3)	-	-	-	-	-
Wang Jiaxiang(3) (7)	-	-	-	-	-

Subtotal	-	-	-	-	-

Independent non-executive
directors:
Chiu Sung Hong (2)	899	-	-	-	899
Lawrence J. Lau	763	-	-	-	763
Tse Hau Yin, Aloysius	899	-	-	-	899
Kevin G. Lynch(5)	763	-	-	-	763
Subtotal	3,324	-	-	-	3,324
Total	3,324	340	940	234	4,838

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

Share options (8)

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Executive directors:
Li Fanrong	-	-	-
Wu Guangqi	212	-	-
Subtotal	212	-	-
Non-executive directors:
Wang Yilin(6)	-	-	-
Yang Hua(6)	228	-	-
Zhou Shouwei(3)	205	-	-
Wu Zhenfang (3)	205	-	-
Lv Bo (3)	-	-	-
Zhang Jianwei (3)(4)	-	-	-
Wang Jiaxiang (3)(7)	-	-	-
Subtotal	638	-	-
Independent non-executive
directors:
Chiu Sung Hong (2)	-	-	-
Lawrence J. Lau	-	-	-
Tse Hau Yin, Aloysius	-	-	-
Wang Tao(5)	-	-	-
Kevin G. Lynch(5)	-	-	-
Subtotal	-	-	-
Total	850	-	-

Notes:

(1)	Fees, salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors. All the executive directors have voluntarily waived their salaries, allowances, benefits in kind and performance related bonuses in 2014 and 2013.
(2)	Mr. Chiu Sung Hong exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company on July 19, 2013 and the allotment was completed on July 26, 2013.
(3)	On January 1, 2014, each of Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang was appointed as a non-executive director of the Company, and each of Mr. Zhou Shouwei and Mr. Wu Zhenfang retired as a non-executive director of the Company.
(4)	On November 17, 2014, Mr. Zhang Jianwei resigned as a non-executive director of the Company.
(5)	On March 1, 2014, Mr. Kevin G. Lynch was appointed as an independent non-executive director of the Company and Mr. Wang Tao retired as an independent non-executive director of the Company.
(6)	On May 19, 2015, Mr. Yang Hua was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company and has no longer served as Vice-chairman of the Board. Mr. Wang Yilin resigned as Chairman of the Board, Chairman of the Nomination Committee and non-executive director of the Company.
(7)	On September 23, 2015, Mr. Wang Jiaxiang retired as a non-executive director of the Company.
(8)	This item represents the fair value of share options for the Directors measured according to the Group's accounting policy as set out in note 3. No Directors except Mr. Chiu Sung Hong exercised any share option in 2013, 2014 or 2015. During the year, no new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company. Further details of share option scheme and valuation techniques are set out in note 28.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year. In 2015, the executive directors' remuneration shown above were for their services in connection with the management of the affairs of the Company. The other directors' remuneration shown above were for their services as directors of the Company.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

( ii) Other key management personnel’s (excluding Directors’) remuneration

	2013	2014	2015

Short term employee benefits	6	8	8
Pension scheme contributions	1	1	1
Amount paid/payable during the year	7	9	9
Share options*	1	-	-
	8	9	9

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2013	2014	2015

Nil to RMB 2,000,000	8	10	10
	8	10	10

*	This item represents the fair value of share options measured according to the Group's accounting policy as set out in note 3. No other key management personnel exercised any share option in 2013, 2014 or 2015.

11.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2014: none; 2013: none) of the Directors, details of whose remuneration are disclosed in note 10 (i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2014: five; 2013: five) highest paid employees, who are not the Directors, for the year are as follows:

	2013	2014	2015

Fees(1)	-	-	-
Basic salaries, allowances and benefits in kind(1)	19	18	22
Performance-related bonuses	1	16	17
Pension scheme contributions	1	1	1

Amount paid/payable during the year	21	35	40

	21	35	40

(1)	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	FIVE HIGHEST PAID EMPLOYEES (continued)

The remuneration of the five (2014: five, 2013: five) highest paid employees, who are not the directors, falls within the following bands:

	2013	2014	2015

Nil to RMB5,500,000	3	-	-
RMB5,500,001 to RMB6,000,000	-	1	-
RMB6,000,001 to RMB6,500,000	-	1	-
RMB6,500,001 to RMB7,000,000	2	-	-
RMB7,000,001 to RMB7,500,000	-	1	3
RMB7,500,001 to RMB8,000,000	-	1	-
RMB8,500,001 to RMB9,000,000	-	1	-
RMB9,000,001 to RMB9,500,000	-	-	2
	5	5	5

12.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2014: 16.5%, 2013: 16.5%) on profits arising in or derived from Hong Kong.

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

The Company's subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China Limited, is subject to corporate income tax at the rate of 15% for the three years ending December 31, 2017, after being assessed as a high new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56% (2014: 10% to 62%, 2013: 10% to 62%). On March 26, 2015, the U.K. government decreased the combined income tax rate on North Sea oil and gas activities from 62% to 50% with effect from January 1, 2015.

As of December 31, 2015, deferred tax liabilities related to undistributed earnings of the Company's overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

An analysis of the tax expense/ (credit) in the Group's consolidated statement of profit or loss and other comprehensive income is as follows:

	2013	2014	2015

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	18,369	16,609	9,990
Provision for overseas enterprise income tax on the estimated taxable profits for the year	12,619	14,083	3,501
Deferred tax
Temporary differences in the current year	(6,598)	(8,378)	(12,585)
Effect of changes in tax rates	-	-	(4,022)

Income tax expense/(credit) for the year	24,390	22,314	(3,116)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2013	2014	2015
	%	%	%

PRC statutory enterprise income tax rate	25.0	25.0	25.0
Effect of different tax rates for overseas subsidiaries	7.6	7.1	(5.8)
Effect of changes in tax rates	-	-	(23.5)
Tax credit from the government	(2.5)	(2.2)	(11.5)
Tax reported in equity-accounted entities	(0.3)	(0.1)	(0.4)
Tax losses previously not recognized	-	(3.3)	(1.9)
Others	0.4	0.5	(0.1)

Group’s effective income tax rate	30.2	27.0	(18.2)

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2013	2014	2015

At January 1	3,363	22,633	14,312
Credit to the profit or loss	(6,598)	(8,378)	(12,585)
Acquisition of a subsidiary	26,626	-	-
Changes in tax rates	-	-	(4,022)
Charge to equity	29	(92)	141
Exchange differences	(787)	149	206

At December 31	22,633	14,312	(1,948)

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(i)	Income tax (continued)

Principal components of deferred tax balances are as follows:

	2014	2015

Deferred tax assets
Property, plant and equipment	-	476
Provision for dismantlement	8,302	9,891
Losses available for offsetting against future taxable profit	11,583	15,505
Fair value of long term borrowings	1,750	1,926
Others	822	746

	22,457	28,544

Deferred tax liabilities
Property, plant and equipment	(36,256)	(26,318)
Unrecognized gain for available-for-sale financial assets	(116)	-
Fair value changes on other financial assets	-	(226)
Others	(397)	(52)

	(36,769)	(26,596)

Net deferred tax (liabilities)/assets	(14,312)	1,948

Of which – deferred tax assets	5,877	13,575
deferred tax liabilities	(20,189)	(11,627)

As at December 31, 2015, the Group had approximately RMB57,325 million (December 31, 2014: RMB45,484 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 9 to 20 years. The Uganda tax losses have no fixed expiry date.

Deferred tax assets in respect of tax losses are recognized only to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences.

As at December 31, 2015, the Group's recognized tax losses amounted to RMB49,327 million (December 31, 2014: RMB36,116 million). Unrecognized tax losses, where recovery is not currently expected, amounted to RMB7,998 million (December 31, 2014: RMB9,368 million). This includes RMB1,343 million (2014: RMB1,249 million) of unrecognized tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 5 to 20 years.

As at December 31, 2015, the Group's unrecognized deferred tax assets related to unused tax credits amounted to RMB5,790 million (2014: RMB5,149 million). This includes RMB4,664 million (2014: RMB4,404 million) of unrecognized deferred tax assets related to unused tax credits from Nigeria which has no fixed expiry date. The remainder expires between 2024 and 2034.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	TAX (continued)

(ii)	Other taxes

The Company's PRC subsidiaries pay the following other taxes and dues:

i.	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

ii.	Resource taxes (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts. The resource tax rate has been changed from 5% to 6% since December 1, 2014;

iii.	Export tariffs at the rate of 5% on the export value of petroleum oil;

iv.	Business tax at rates of 3% to 5% or value-added tax at the rate of 3% to 17% on other income;

v.	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

vi.	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

vii.	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company's non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

13.	DIVIDENDS

	2013	2014	2015

Dividend per ordinary share:
2015 interim dividend - HK$0.25 (2014: interim dividend HK$0.25, 2013: interim dividend HK$0.25) per ordinary share	8,843	8,846	9,145
2014 final dividend - HK$0.32 (2013: final dividend HK$0.32, 2012: final dividend HK$0.32) per ordinary share	11,383	11,370	11,274

Final dividend proposed at HK$0.25 (2014: HK$0.32, 2013: HK$0.32) per ordinary share by the Board of Directors - not recognized as a liability as at the end of the year	11,269	11,325	9,397

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

14.	EARNINGS PER SHARE

	2013	2014	2015

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculation	56,461	60,199	20,246

Number of shares
Weighted average number of ordinary shares for the basic earnings per share calculation	44,646,825,847	44,647,455,984	44,647,455,984

Effect of dilutive potential ordinary shares under the share option schemes	140,293,242	87,318,520	37,363,069

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,787,119,089	44,734,774,504	44,684,819,053

Earnings per share:
Basic (RMB Yuan)	1.26	1.35	0.45
Diluted (RMB Yuan)	1.26	1.35	0.45

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total

Cost:

At January 1, 2014	628,762	4,526	633,288
Additions	107,229	671	107,900
Disposals and write-offs	(4,289)	(28)	(4,317)
Exchange differences	930	6	936

At December 31, 2014	732,632	5,175	737,807

At January 1, 2015	732,632	5,175	737,807
Additions	52,811	247	53,058
Disposals and write-offs	(2,952)	(282)	(3,234)
Exchange differences	21,495	156	21,651

At December 31, 2015	803,986	5,296	809,282

Accumulated depreciation, depletion and amortization and impairment:

At January 1, 2014	(213,425)	(761)	(214,186)
Depreciation charge for the year	(56,812)	(400)	(57,212)
Impairment	(4,114)	-
Disposals and write-offs	951	26	977
Exchange differences	(50)	-	(50)

At December 31, 2014	(273,450)	(1,135)	(274,585)

At January 1, 2015	(273,450)	(1,135)	(274,585)
Depreciation charge for the year	(71,933)	(360)
Impairment	(2,358)	-	(2,358)
Disposals and write-offs	358	217	575
Exchange differences	(6,441)	(39)	(6,480)

At December 31, 2015	(353,824)	(1,317)	(355,141)

Net book value:
At December 31, 2014	459,182	4,040	463,222

At December 31, 2015	450,162	3,979	454,141

Included in the current year's additions was an amount of approximately RMB1,385 million (2014: approximately RMB1,842 million, 2013: approximately RMB2,049 million) in respect of interest capitalized in property, plant and equipment (note 9). Included also in the depreciation charge for the year was an amount of approximately RMB3,465 million (2014: approximately RMB3,873 million, 2013: approximately RMB4,939 million) in respect of a depreciation charge on dismantlement cost capitalized in oil and gas properties.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment and provision recognized during the year included the impairment loss of approximately RMB2,358 million (2014: RMB4,114 million) to reduce the carrying amount of certain oil and gas properties to the recoverable amount. This impairment loss was mainly related to fields in China, North America and South America and Africa which was primarily due to the decline in crude oil price in near-term. The recoverable amount was calculated based on the assets value in use and was determined at the oil field(s) level.

During the current year, the Group wrote off some shale oil and gas assets in North America and unproved properties in Canada. Approximately RMB1,400 million was included in the depreciation, depletion and amortization charge of the year, and approximately RMB461 million was included in the disposal and write-offs which was classified as exploration expenses, repectively. The reason is that the leasehold contracts of these blocks were overdue, and the Group withdraw from these blocks by considering lower economy of the project and falling short of expectation of the exploration result.

16.	INTANGIBLE ASSETS

	Gas processing right under NWS Project	Drilling rig contracts and seismic data usage rights	Marketing transportation and storage contracts	Software and others	Goodwill	Total

Cost:
At January 1, 2014	1,118	1,957	1,556	1,737	12,962	19,330
Additions	-	-	-	832	-	832
Disposal	-	-	-	(6)	-	(6)
Exchange differences	4	7	6	-	47	64

At December 31, 2014	1,122	1,964	1,562	2,563	13,009	20,220

At January 1, 2015	1,122	1,964	1,562	2,563	13,009	20,220
Additions	-	-	-	368	-	368
Disposal	-	(467)	(125)	(137)	-	(729)
Exchange differences	69	99	90	67	796	1,121

At December 31, 2015	1,191	1,596	1,527	2,861	13,805	20,980

Accumulated amortization:
At January 1, 2014	(473)	(544)	(439)	(874)	-	(2,330)
Amortization charge for the year	(68)	(452)	(370)	(508)	-	(1,398)
Exchange differences	(1)	-	-	-	-	(1)

At December 31, 2014	(542)	(996)	(809)	(1,382)	-	(3,729)

At January 1, 2015	(542)	(996)	(809)	(1,382)	-	(3,729)
Amortization charge for the year	(44)	(383)	(283)	(596)	-	(1,306)
Disposal	-	467	56	137	-	660
Exchange differences	(35)	(46)	(60)	(41)	-	(182)

At December 31, 2015	(621)	(958)	(1,096)	(1,882)	-	(4,557)

Net book value:
At December 31, 2014	580	968	753	1,181	13,009	16,491

At December 31, 2015	570	638	431	979	13,805	16,423

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination. Goodwill acquired through business combinations is held at the E&P segment.

The intangible asset regarding the gas processing rights has been amortized upon the commercial production of the liquefied natural gas on a unit-of -production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortized on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortized on a straight-line basis over a period ranging from 3 to 5 years.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates at the end of the reporting period are as follows:

		Nominal value
		of ordinary shares issued and	Percentage of equity
	Place of	paid-up/registered	attributable to
Name of associates	establishment	capital	the Group	Principal activities
Shanghai Petroleum	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil,
Corporation Limited				gas and relevant products
				in the PRC

CNOOC Finance	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer,
Corporation Limited				settlement, loan, discounting
				and other financing services to
				CNOOC and its member entities

Northern Gross (Yukon) Limited	Canada	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

To give details of other associate would, in the opinion of the Directors, result in particulars of excessive length.

The Group’s investments in associates represent:

	2014	2015
Share of net assets	4,100	4,324

None of the Group’s associates are considered to be individually material. The following table illustrates the summarized financial information of the Group’s associates in the consolidated financial statements:

	2013	2014	2015

Profit for the year	133	232	256
Other comprehensive (expense)/income	(29)	92	74
Total comprehensive income	104	324	330

18.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid- up/registered capital	Percentage of equity attributable to the Group	Principal activities
Bridas Corporation	British Virgin Islands	US$ 102,325,582	50%	Investment holding

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

18.	INVESTMENT IN A JOINT VENTURE (continued)

Summarized financial information of the joint venture is disclosed below:

	2014	2015
Cash and cash equivalents	4,151	4,542
Other current assets	4,932	5,615
Total current assets	9,083	10,157

Non-current assets, excluding goodwill	52,835	59,767
Goodwill	3,463	3,675
Total assets	65,381	73,599

Current financial liabilities (excluding trade and other payables)	(1,290)	(3,214)
Other current liabilities	(4,697)	(3,906)
Total current liabilities	(5,987)	(7,120)

Non-current financial liabilities	(3,989)	(4,719)
Other non-current liabilities	(13,105)	(13,581)
Total non-current liabilities	(17,094)	(18,300)
Total liabilities	(23,081)	(25,420)

Net assets	42,300	48,179

Net assets, excluding goodwill	38,837	44,504

	2013	2014	2015
Revenue	32,045	32,265	31,231
Depreciation, depletion and amortization	(3,009)	(2,822)	(3,535)
Interest income	253	324	288
Finance costs	(416)	(473)	(799)

Profit before tax	3,272	2,762	4,194
Income tax expense	(1,748)	(1,214)	(900)
Profit after tax	1,524	1,548	3,294
Total comprehensive income	1,524	1,548	3,294

Reconciliation of the summarized financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:

	2014	2015

Share of net assets of a joint venture, excluding goodwill	19,418	22,252
Goodwill on acquisition less cumulative impairment	1,732	1,837
Carrying amount of investment in a joint venture	21,150	24,089

Dividend of US$5 million (equivalent to RMB32 million) was received from the joint venture in 2015 and no dividend was received from the joint venture in 2014 or 2013.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

19.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS / AVAILABLE-FOR-SALE FINANCIAL ASSETS

(i)	Equity investments/ available-for-sale financial assets

	2014	2015
Current:
Non-publicly traded investments
Private equity funds, at fair value	13	14

	13	14

Non-current:
Publicly traded investments
Equity investment in MEG, at fair value1)	2,958	1,077
Other equity investment classified at FVTPL, at fair value	134	65
	3,092	1,142
Non-publicly traded investments
Private equity fund in Kerogen Energy Fund 2), at fair value	-	2,629
Private equity fund in Kerogen Energy Fund 2), at cost	2,245	-

	5,337	3,771

Upon the application of IFRS/HKFRS 9 (2009) on January 1, 2015, the Group’s investments in certain equity securities that previously classified as available-for-sale investments under IAS/HKAS 39 are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity securities are designated as at FVTOCI under IFRS/HKFRS 9 (2009) as the directors believe that this provides a more meaningful presentation than reflecting changes in fair value in profit or loss. Other equity investments are classified as FVTPL.

1)	MEG is principally engaged in the exploitation and production of oil sands. The investment in

MEG is designated by the Group as at FVTOCI (as disclosed in note 2). As at December 31, 2015, the investment in MEG was stated at the quoted market price.

2)	Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry. The equity investment in Kerogen Energy Fund is designated by the Group as at FVTOCI (as disclosed in note 2). The cost of this non-publicly traded equity investment represents an appropriate estimate of its fair value as at January 1, 2015 and December 31, 2015, as insufficient more recent information is available to measure its fair value.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

19.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS / AVAILABLE-FOR-SALE FINANCIAL ASSETS (Continued)

(ii) Other financial assets/ available-for-sale financial asset

	2014	2015
Current:
Non-publicly traded investments, at fair value:
Corporate wealth management products 1)	48,564	64,002
Liquidity funds 2)	5,453	7,804

	54,017	71,806

Upon the application of IFRS/HKFRS 9 (2009) on January 1, 2015, the Group’s other financial assets that were previously classified as available-for-sale financial assets have been classified as financial assets at FVTPL.

1)	The corporate wealth management products will mature from January 6, 2016 to December 14,2016 (2014: from January 8, 2015 to June 17, 2015).

2)	The liquidity funds have no fixed maturity date and no coupon rate.

The gains of the Group's other financial assets recognized in the profit or loss for the year was RMB2,398 million (realized gains on available-for-sale financial assets for 2014 and 2013, recognized in profit or loss: RMB2,684 million and RMB2,611 million) ..

During the year, the fair value changes on the Group's equity investments recognized directly in other comprehensive expense amounted to RMB1,573 million (net loss on available-for-sale financial assets for 2014 and 2013, recognized in other comprehensive expense: RMB2,301 million and RMB 626 million).

None of the equity investments and other financial assets above is past due or impaired.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

20.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People's Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilized for any other purposes but the dismantlement of oil and gas production facilities in the future. As at December 31, 2015, the balance of the specified dismantlement fund accounts was RMB6,570 million (December 31, 2014: RMB3,981 million).

21.	INVENTORIES AND SUPPLIES

	2014	2015

Materials and supplies	8,291	8,147
Oil in tanks	2,487	1,285
Less: Provision for inventory obsolescence	(170)	(169)

	10,608	9,263

22.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at December 31, 2015 and 2014, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

23.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group's cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group's bank deposits were 2.61% per annum (2014: 2.96% per annum, 2013: 2.0% per annum) for the year ended December 31, 2015.

24.	TRADE AND ACCRUED PAYABLES

As at December 31, 2015 and 2014, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2014	2015

Accrued payroll and welfare payable	1,805	1,813
Provision for retirement benefits	614	837
Accrued expenses	164	273
Advances from customers	67	1,188
Royalties payable	424	233
Special oil gain levy payable	2,150	-
Provision for dismantlement (note 27)	456	560
Other payables	5,819	8,630

	11,499	13,534

26.	LOANS AND BORROWINGS

 Current

		2014			2015
	Effective interest rate and final maturity	Loans	Notes	Total	Loans	Notes	Total

Short-term loans and borrowings
General loans***	LIBOR+0.42% to 0.6% per annum with maturity within one year***	30,250	-	30,250	28,532	-	28,532
		30,250	-	30,250	28,532	-	28,532
Loans and borrowings due within one year
For Tangguh LNG Project**	LIBOR+0.23% to 0.38% per annum with maturity within one year	160	-	160	187	-	187
Notes*		-	770	770	-	4,866	4,866
		160	770	930	187	4,866	5,053
		30,410	770	31,180	28,719	4,866	33,585

 Non-current

		2014			2015
	Effective interest rate and final maturity	Bank loan	Notes	Total	Bank loan	Notes	Total
For Tangguh LNG Project**	LIBOR+0.23% to 0.38% per annum with maturity through to 2021	1,035	-	1,035	911	-	911
Notes*		-	104,348	104,348	-	130,149	130,149
		1,035	104,348	105,383	911	130,149	131,060

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

26. LOANS AND BORROWINGS (continued)

*	The detail of notes are as follows:

			Outstanding Principal Amount
Issued by	Maturity	Coupon Rate	31 December 2015	31 December 2014
			USD million	USD million

CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2016	1.125%	750	750
CNOOC Finance (2013) Limited	Due in 2018	1.750%	750	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Due in 2017	1.625%	1,250	1,250
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.250%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
Nexen	Matured in 2015	5.2%	-	126
Nexen	Due in 2017	5.65%	62	62
Nexen	Due in 2019	6.2%	300	300
Nexen	Due in 2028	7.4%	200	200
Nexen	Due in 2032	7.875%	500	500
Nexen	Due in 2035	5.875%	790	790
Nexen	Due in 2037	6.4%	1,250	1,250
Nexen	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	-
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	-
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	-

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated October 29, 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000.

A letter of credit agreement was signed between the Company and Talisman Energy Inc. (“Talisman”) with execution of the agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman. Accordingly, Talisman has delivered valid and unexpired standby letters of credit to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. The amount of the standby letters of credit was US$30 million.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

26. LOANS AND BORROWINGS (continued)

***	As at December 31, 2015, US$3,700 million bank loans (2014: US$3,750 million) were guaranteed by the Company.

****	As at December 31, 2015, US$694 million shareholder loans (2014: US$694 million) of the Group were included in General loans. For details please refer to Note 30(v).

The maturities of the long term bank loans are as follows:

	2014	2015

Repayable:
Within one year	160	187
After one year but within two years	177	201
After two years but within three years	190	211
After three years but within four years	198	211
After four years but within five years	198	211
After five years	272	77
	1,195	1,098

Amount due within one year shown under current liabilities	(160)	(187)

	1,035	911

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during the	during the	during the
December 31	at year end	at year end	year	year (1)	year (2)

2014	1,195	0.58%	2,255	1,725	0.58%
2015	1,098	0.85%	1,195	1,147	0.72%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at January 1, and December 31, of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at January 1, and December 31, of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	PROVISION FOR DISMANTLEMENT

	2014	2015

At January 1	42,351	52,889
New projects(1)	5,180	5,874
Revision(1)	6,287	(11,018)
Utilization	(911)	(274)
Deletions	(1,905)	6
Unwinding of discount(2) (note 9)	2,387	2,435
Exchange differences	(500)	151

At December 31	52,889	50,063

Current portion of dismantlement included in other payables and accrued liabilities (note 25)	(456)	(560)

At December 31	52,433	49,503

(1)	The amounts are included in the additions of oil and gas properties in note 15.
(2)	The discount rates used for calculating the provision for dismantlement are within the range of 4% to 5% (2014: 4% to 5%, 2013: 5% to 6%).

28.	SHARE CAPITAL

		Issued share capital equivalent of
	Number of shares	RMB million

Issued and fully paid:
Ordinary shares of HK$0.02 each as at January 1, 2014	44,647,455,984	949

Transfer from share premium and capital redemption reserve upon abolition of par value*	-	42,132
As at December 31, 2014	44,647,455,984	43,081

As at December 31, 2015	44,647,455,984	43,081

* The Hong Kong Companies Ordinance (Cap. 622), becoming effective on March 3, 2014, abolishes the concept of nominal value and requirements for authorized share capital.

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

2002 Share Option Scheme

In June 2002, the Company adopted a share option scheme (the "2002 Share Option Scheme") for the purpose of recognizing the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

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
(3)	the closing price of the shares as stated in the quotation sheet of the HKSE on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme. The exercise periods for all options under the 2002 Share Option Scheme have lapsed.

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

No new share option was granted during the year (2014 and 2013: nil) and the Group recognized an equity-settled share option expense of nil (2014: nil, 2013: RMB11 million) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2014		2015
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		HK$		HK$
Outstanding at the beginning of the year	383,178,934	9.75	311,184,000	10.17
Granted during the year	-	-	-	-
Forfeited during the year	(51,445,000)	9.85	(20,522,000)	11.43
Expired during the year	(20,549,934)	3.15	(28,070,000)	5.62
Exercised during the year	-	-	-	-

Outstanding at the end of the year	311,184,000	10.17	262,592,000	10.56

Exercisable at the end of the year	311,184,000	10.17	262,592,000	10.56

No share options had been cancelled or modified during the years ended December 31, 2013, 2014 or 2015.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	SHARE CAPITAL (continued)

At the date of approval of these consolidated financial statements, the share options outstanding under these share option schemes represented approximately 0.59% of the Company's shares in issue as at that date (2014: 0.70%, 2013: 0.86%). The weighted average remaining contractual life of share options outstanding at the end of the year was 2.74 years (2014: 3.50 years, 2013: 4.23 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 262,592,000 additional ordinary shares of the Company and additional share capital of RMB2, 323,404,158.

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

As at December 31, 2015, the general reserve fund amounted to RMB10,000 million (December 31, 2014: RMB10,000 million), representing 50% (2014: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the "Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry" and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilized, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of December 31, 2015, the Group's safety fund reserve under the PRC regulations amounted to nil (December 31, 2014: nil).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organizations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the "CNOOC Group") are disclosed as related party transactions. The connected transactions or continuing connected transactions are defined in Chapter 14A of Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on November 6, 2013 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2014. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on November 1, 2010. The continuing connected transactions under such comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2014 were approved by the independent shareholders of the Company on November 27, 2013. The approved continuing connected transactions are as follows:

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
(b)	Long-term sales of natural gas and liquefied natural gas

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

For the continuing connected transactions referred to in paragraphs (1)(a) to (1)(d) above provided by CNOOC Group to the Group and paragraph (2) above provided by the Group to CNOOC Group, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

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

	2013	2014	2015

Provision of exploration and support services	9,547	11,050	7,457

- Inclusive of amounts capitalized under property, plant and equipment	4,059	6,501	4,158

Provision of oil and gas development and support services	31,716	41,299	22,733

Provision of oil and gas production and support services (note a)	9,256	8,688	8,384

Provision of marketing, management and ancillary services (note b)	822	915	954

FPSO vessel leases (note c)	1,208	1,257	1,770

	52,549	63,209	41,298

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the years ended December 31, 2013, 2014 or 2015.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2013	2014	2015

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) (note d)	175,362	157,290	105,401

Long term sales of natural gas and liquefied natural gas (note e)	6,433	7,981	10,557

	181,795	165,271	115,958

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)	Interest income received by the Group

	2013	2014	2015

Interest income from deposits in CNOOC Finance	328	474	629

(b)	Deposits balances made by the Group

	2014	2015

Deposits in CNOOC Finance	19,462	21,707

(v)	Balances with the CNOOC Group

	2014	2015

Amount due to CNOOC
- included in other payables and accrued liabilities	240	144
Amount due to other related parties
- included in trade and accrued payables	21,164	19,313
	21,404	19,457

Borrowing from CNOOC (note g)	4,244	4,504
Amounts due from other related parties
– included in trade receivables	10,098	8,656
– included in other current assets	459	517
	10,557	9,173

(vi)	Balance with a joint venture

	2014	2015

Amounts due from a joint venture
– included in other current assets	91	126
	91	126

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 35. In addition, the Group had certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at December 31, 2015, as summarized below:

	2014	2015

Cash and cash equivalents	6,067	5,416
Time deposits with maturity over three months	4,214	-
Specified dismantlement fund accounts (note 20)	3,981	6,570
	14,262	11,986

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 10.

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

	2014	2015

Accumulated investment	896	1,263

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated November 27, 2013, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from January 1, 2014 to December 31, 2016. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2015 was RMB22,000 million (2014: RMB22,000 million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at December 31, 2015, the withdrawal amount of the loan was US$130 million (December 31, 2014: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at December 31, 2015, the withdrawal amount of the loan was US$564 million (December 31, 2014: US$564 million).

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

The Group provides retirement benefits for all local employees in overseas locations in accordance with relevant labor law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

During the year, the Group's pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB613 million (2014: RMB845 million, 2013:RMB239 million).

32.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2013	2014	2015

Profit before tax	80,851	82,513	17,130

Adjustments for:
Interest income	(1,092)	(1,073)	(873)
Finance costs	3,457	4,774	6,118
Exchange gains/(losses), net	(873)	(1,049)	143
Share of profits of associates	(133)	(232)	(256)
Share of profit of a joint venture	(762)	(774)	(1,647)
Investment income	(2,611)	(2,684)	(2,398)
Impairment and provision	(45)	4,120	2,746
Depreciation, depletion and amortization	56,456	58,286	73,439
Loss/(gain) on disposal and write-off of property, plant and equipment	4,704	(789)	2,115
Equity-settled share option expenses	11	-	-
Others	18	46	70
Subtotal	139,981	143,138	96,587

(Increase)/decrease in trade receivables and other current assets	(5,698)	7,471	7,932
(Increase)/decrease in inventories and supplies	(1,775)	(1,540)	1,427
Increase/(decrease) in trade and accrued payables and other current liabilities	11,031	(6,387)	(9,851)

Cash generated from operations	143,539	142,682	96,095

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

33. COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at December 31, 2015, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2014	201
Contracted, but not provided for (1)	39,630	51,296
Authorized, but not contracted for	115,269	91,112

(1)	The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group's exploration and production licenses.

The above table includes a commitment of approximately RMB2,688 million (December 31, 2014: RMB5,870 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2014	2015
Contracted, but not provided for	1,612	605
Authorized, but not contracted for	-	1,321

As at December 31, 2015, the Group had unutilized banking facilities amounting to approximately RMB60,912 million (December 31, 2014: RMB63,623 million).

(ii)	Operating lease commitments

a.	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 5 months to 20 years.

As at December 31, 2015, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2014	2015

Commitments due:
No later than one year	1,758	1,019
Later than one year and not later than two years	888	650
Later than two years and not later than five years	2,048	1,337
Later than five years	1,888	1,717

	6,582	4,723

The above table includes minimum lease payments of approximately RMB273 million (December 31, 2014: RMB405 million) to the CNOOC Group.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

33. COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

a.	Office properties (continued)

Office properties commitments of a joint venture:

	2014	2015

Commitments due:
No later than one year	31	27
Later than one year and not later than two years	25	18
Later than two years and not later than five years	33	24
Later than five years	34	34

	123	103

b.	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at December 31, 2015, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2014	2015

Commitments due:
No later than one year	1,687	1,519
Later than one year and not later than two years	774	1,179
Later than two years and not later than five years	1,863	1,497
Later than five years	4,458	3,966

	8,782	8,161

The above table includes a commitment of approximately RMB4,075 million (December 31, 2014: RMB4,311 million) to the CNOOC Group.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies

a.	Two oil spill accidents ( the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on June 4, and June 17, 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China Limited, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On August 10, 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Claim”). The Claim is lodged against COPC and CNOOC China Limited (together, the “Defendants”).The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Penglai 19-3 Oilfield Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay. Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim. CNOOC China Limited has engaged PRC lawyers in relation to the Claim and is defending the Claim vigorously.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of the consolidated financial statements authorized for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

b.	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from January 1, 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

33. COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies (continued)

c.	On July 15, 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located in south of Fort McMurray, Alberta, Canada. The estimated size of the leak was 5,000 m3 over an area of approximately 21,900 m2 mostly within a compacted pipeline corridor. There were no injuries as a result of this incident. The affected wells were suspended, and Nexen’s emergency response plan was activated. The Company places great emphasis on operation safety and has taken measures to minimize the spill's impact on the environment and wildlife. Since the incident, the Company has been working together with relevant regulatory agencies in its conduct of clean-up and remediation work at the spill site. Nexen is cooperating with the investigation of regulatory agencies.

The majority of leaked bitumen in the spill area has been safely removed. Further remediation and clean-up work is underway and will be carried out in compliance with applicable regulatory requirements. The total financial impact of this incident on the Group is still uncertain, and the Company has not made a complete provision for the incident in the consolidated financial statements.

On January 15, 2016, an explosion occurred at Nexen’s Long Lake site near the hydrocracker unit. Two employees died as a result of the incident. Nexen informed the relevant regulatory authorities immediately and has been cooperating with the authorities investigating the incident. Reasonable estimates for the financial effect cannot be determined at this stage.

The Company maintains insurance policies that provide coverage against property damage, third party pollution clean-up and well control losses. The Company has submitted claims to its insurers on these recent Long Lake losses and each claim is being investigated.

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

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also use derivatives to manage foreign currency risk for non-trading purposes. The total gains or losses in profit or loss for the year attributable to the realized and unrealized gains or losses relating to total derivative financial assets and liabilities that are included in "marketing revenues" is RMB114 million (2014: RMB1,030 million, 2013: RMB1,667 million ).

For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilizes quoted market price and, if not available, estimates from third-party brokers. These brokers’ estimates are corroborated with multiple sources and/or other observable market data utilizing assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity.

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, short-term loans, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS (continued)

Fair value of financial instruments (continued)

The carrying amount of the Group’s non-current non-publicly traded equity investments represents an appropriate estimate of their fair values, as insufficient more recent information is available to measure their fair values as at December 31, 2015.

The fair value of the Group's long term bank loans with floating interest rates approximated to the carrying amount as at December 31, 2015 and 2014.

The estimated fair value of the Group's long term guaranteed notes was approximately RMB133,629 million as at December 31, 2015 (2014: RMB108,106 million), which was determined by reference to the market price as at December 31, 2015.

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

As at December 31, 2015 and December 31, 2014, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

Assets measured at fair value	December 31 2015	Level 1	Level 2	Level 3
Other financial assets-current
Corporate wealth management products	64,002	-	64,002	-
Liquidity funds	7,804	7,804	-	-
Derivative financial assets – current	7	-	7	-
Equity investments
Non-publicly traded investments- current	14	-	14	-
Publicly traded investments-non current	1,142	1,142	-	-
	72,969	8,946	64,023	-

Liabilities measured at fair value
Derivative financial liabilities – current	-	-	-	-

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets measured at fair value	December 31 2014	Level 1	Level 2	Level 3
Available-for-sale financial assets-current
Private equity funds	13	-	13	-
Corporate wealth management products	48,564	-	48,564	-
Liquidity funds	5,453	5,453	-	-
Derivative financial assets – current	303	96	47	160
	54,333	5,549	48,624	160
Available-for-sale financial assets-non current
Equity investment	3,092	3,092	-	-
	3,092	3,092	-	-

Liabilities measured at fair value
Derivative financial liabilities – current	(316)	(264)	(23)	(29)

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilizes valuation techniques that seek to maximize the use of observable inputs and minimize the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods. Key inputs are forward price of the underlying commodity, which may be observable or unobservable, discount rate and foreign exchange rates. The derivatives are classified according to the above fair value hierarchy based on the amount of observable inputs used to value the instruments. For derivatives categorised within level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement includes the extrapolation of future price of commodity.

No amounts have been transferred between the different levels of the fair value hierarchy for the year.

A reconciliation of changes in the fair value of the derivatives classified as Level 3 for the year ended December 31, 2015 and 2014 is provided below:

Level 3 Reconciliation of derivative financial assets and liabilities, net

	2014	2015

Fair value, beginning of year	115	131
Realized gains	541	156
Unrealized gains	132	6
Settlements	(657)	(296)
Exchange difference	-	3

Fair value, end of year	131	-

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

A substantial portion of the Group's oil and gas sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2013	2014	2015
China Petroleum & Chemical Corporation*	29,855	25,055	14,692
Royal Dutch Shell plc	11,777	16,724	6,917
PetroChina Company Limited*	14,312	14,048	5,502
Phillips 66 Co.	17,708	15,057	4,554
ExxonMobil Corporation	13,082	14,429	4,548

*	These transactions are with other state-owned enterprises.

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans, long term guaranteed notes, equity investments and other financial assets/ available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables, trade and accrued payables, which arise directly from its operations.

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

Concentrations of credit risk are managed by customer/counterparty and by geographical region. At December 31, 2015, the Group has certain concentrations of credit risk as 7% (2014: 11%) and 10% (2014: 15%) of the Group's trade receivables were due from the Group's largest third-party customer and the five largest third-party customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realized oil price, fluctuations in international oil price would have a significant impact on the Group's sale revenue, profit, assets value and cashflow. In addition, certain of the Group's natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Group's profitability. In North America, the majority of the Group's oil and gas production is sold under short-term contracts, exposing the Group to the risk of price movements. Other energy contracts the Group enters into also expose the Group to commodity price risk between the time the Group purchases and sells contracted volumes.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk

Substantially all of the Group's oil and gas sales are denominated in Renminbi and United States dollars ("US dollars"). Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From January 1, 2015 to December 31, 2015 (the last working day in 2015), Renminbi has depreciated by approximately 5.77% against the US dollars. At December 31, 2015, approximately 89% (December 31, 2014: 79%, December 31, 2013: 79%) of the Group's cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also have exposures to currencies other than the US dollars, such as Canadian dollar and British Pounds as such exposures are considered insignificant.

Management has assessed the Group's exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at December 31, 2014 and 2015. Based on management's assessment, a 5% change in the foreign exchange rate of the US dollars at December 31, 2015 would have impacted the profit for the year of the Group by 0.09% (December 31, 2014: 0.06%) and the equity of the Group by 0.12% (December 31, 2014: 0.50%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2014.

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

The interest rate risk is closely monitored by the Group's senior management. As at the end of 2015, the interest rates for 84.2% of the Group's debts were fixed. Apart from borrowing for Tangguh LNG Project, all of the Group's long term debts are fixed rate. The weighted average term of the Group's debt balance outstanding was approximately 9.02 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group's exposure to changes in interest rates is not expected to be material.

(v)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, readily realizable equity investments and other financial assets/ available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group's trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(vi)	Capital management

The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end December 31, 2013, 2014 and 2015.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2013	2014	2015

Interest-bearing debts	131,852	136,563	164,645
Equity attributable to owners of the parent	341,620	379,610	386,041
Total capital	473,472	516,173	550,686

Gearing ratio	27.8%	26.5%	29.9%

37.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

38.	SUBSEQUENT EVENTS

Except for the matter mentioned in Note 33 (c), the Group has no other significant subsequent events needed to be disclosed in the consolidated financial statements.

39.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 24, 2016.

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

For the years 2015, 2014 and 2013, approximately 62%, 52% and 52%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada*							North America(excluding Canada) *	South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
31 December 2012	1,666	4,460	65	800	17	409	136	-	-	-	-	-	148	336	137	13	-	-	-	-	2,032	6,005	137	13
Purchase/(Disposal) of reserves	-	-	1	-	-	-	27	-	-	65	579	-	12	54	-	-	2	-	173	53	215	171	579	-
Discoveries and extensions	226	376	-	74	-	-	1	-	-	45	7	34	31	25	-	-	-	-	1	-	258	520	7	34
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(223)	(232)	(11)	(51)	(2)	(36)	(28)	-	-	(39)	(15)	-	(16)	(40)	-	-	-	-	(30)	(10)	(310)	(408)	(15)	-
Revisions of prior estimates	24	(128)	29	66	1	13	19	-	-	124	165	-	-	(25)	(137)	(13)	-	-	22	(15)	95	35	28	(13)
31 December 2013	1,693	4,476	84	889	16	386	155	-	-	195	736	34	175	350	-	-	2	-	166	28	2,290	6,323	736	34
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	(38)	-	-	(5)	(17)	-	-	-	-	-	-	(5)	(56)	-	-
Discoveries and extensions	201	752	-	11	-	6	2	-	-	93	92	-	70	120	-	-	-	-	-	-	274	982	92	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(229)	(235)	(14)	(56)	(2)	(41)	(28)	-	-	(43)	(16)	(2)	(18)	(41)	-	-	-	-	(32)	(19)	(323)	(434)	(16)	(2)
Revisions of prior estimates	26	(236)	(23)	17	2	104	13	-	-	27	(62)	(1)	(12)	(8)	-	-	-	-	15	11	22	(85)	(62)	(1)
31 December 2014	1,692	4,757	47	861	17	456	143	-	-	233	750	31	209	404	-	-	2	-	149	20	2,258	6,731	750	31
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	267	1,491	-	10	-	-	3	-	-	-	8	-	99	75	-	-	-	-	-	-	369	1,576	8	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(278)	(267)	(17)	(51)	(1)	(34)	(31)	-	-	(25)	(15)	(2)	(20)	(49)	-	-	-	-	(38)	(17)	(384)	(443)	(15)	(2)
Revisions of prior estimates	(250)	(626)	29	26	(1)	(32)	52	-	-	(89)	73	(30)	(49)	(154)	-	-	-	-	(9)	5	(228)	(870)	73	(30)
31 December 2015	1,431	5,355	60	846	15	389	167	-	-	119	815	-	239	275	-	-	2	-	102	9	2,015	6,993	815	-

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves: (continued)

	PRC		Asia (excluding PRC)		Oceania		Africa			Canada*					North America(excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Enterprise’s share of equity method investees:
31 December 2012	1	5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200	509	-	-	201	514	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(45)	-	-	(8)	(48)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7	53	-	-	7	54	-	-
31 December 2013	1	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	199	516	-	-	199	520	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	9	-	-	3	9	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4	4	-	-	4	4	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(49)	-	-	(9)	(51)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	54	-	-	3	56	-	-
31 December 2014	1	3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200	534	-	-	200	537	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	67	-	-	3	67	-	-
Improved Recovery	-	5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	2	-	-	1	7	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(9)	(53)	-	-	(9)	(55)	-	-
Revisions of prior estimates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5	21	-	-	5	21	-	-
31 December 2015	1	6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	199	570	-	-	200	577	-	-
Total consolidated and equity Interests in reserves
31 December 2013	1,693	4,480	84	889	16	386	155	-	-	195	736	34	175	350	-	-	200	516	166	28	2,490	6,843	736	34
31 December 2014	1,692	4,760	47	861	17	456	143	-	-	233	750	31	209	404	-	-	201	534	149	20	2,459	7,268	750	31
31 December 2015	1,431	5,361	60	846	15	389	167	-	-	119	815	-	239	275	-	-	201	570	102	9	2,215	7,570	815	-

* As the Group's proved reserves in Canada were over 15% of the Group's total proved reserves since the end of 2013, the Group's proved reserves and related information in Canada are disclosed separately from year 2013 and after. For year 2012 and prior years, Canada were included in North America if applicable and disclosed on a combined basis.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2013	700	1,337	24	415	8	183	59	-	-	195	209	-	85	193	2	-	128	26	1,006	2,349	209	-
31 December 2014	759	1,775	24	375	12	347	47	-	-	192	226	-	87	208	2	-	122	19	1,053	2,915	226	-
31 December 2015	809	1,757	40	439	10	273	53	-	-	119	197	-	85	166	2	-	94	8	1,092	2,763	197	-

Enterprise’s share of equity method investees:
31 December 2013	1	4	-	-	-	-	-	-	-	-	-	-	-	-	102	349	-	-	102	353	-	-
31 December 2013	1	3	-	-	-	-	-	-	-	-	-	-	-	-	102	331	-	-	102	334	-	-
31 December 2013	1	6	-	-	-	-	-	-	-	-	-	-	-	-	104	412	-	-	105	418	-	-

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2013	992	3,139	59	474	8	203	96	-	-	-	528	34	90	156	-	-	38	1	1,284	3,974	528	34
31 December 2014	932	2,982	24	487	5	109	95	-	-	41	524	31	122	196	-	-	28	2	1,206	3,816	524	31
31 December 2015	622	3,598	20	406	5	116	114	-	-	-	619	-	154	109	-	-	8	1	923	4,230	619	-

Enterprise’s share of equity method investees:
31 December 2013	-	-	-	-	-	-	-	-	-	-	-	-	-	-	97	167	-	-	97	167	-	-
31 December 2014	-	-	-	-	-	-	-	-	-	-	-	-	-	-	98	203	-	-	98	203	-	-
31 December 2015	-	-	-	-	-	-	-	-	-	-	-	-	-	-	95	159	-	-	95	159	-	-

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations

		2013
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Net sales to customers	157,458	9,539	1,915	18,905	8,800	8,845	212	20,771	226,445
Operating expenses	(15,961)	(2,998)	(508)	(1,288)	(5,794)	(1,022)	(30)	(2,413)	(30,014)
Taxes other than income tax	(14,585)	-	(338)	(556)	(76)	(350)	(15)	-	(15,920)
Exploration expense	(9,939)	(601)	(29)	(889)	(112)	(3,401)	(238)	(1,911)	(17,120)
Accretion expense	(1,406)	1	-	(72)	(122)	(93)	(5)	(207)	(1,904)
Depreciation, depletion and amortization	(27,992)	(3,701)	(199)	(7,850)	(3,327)	(4,812)	(98)	(7,533)	(55,512)
Special oil gain levy	(23,421)	-	-	-	-	-	-	-	(23,421)
	64,154	2,240	841	8,250	(631)	(833)	(174)	8,707	82,554

Income tax expense	(16,038)	(1,234)	(252)	(3,931)	(91)	447	57	(5,352)	(26,394)

Result of operations	48,116	1,006	589	4,319	(722)	(386)	(117)	3,355	56,160

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2013
		Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Net sales to customers	284	-	-	-	-	-	2,870	-	3,154
Operating expenses	(130)	-	-	-	-	-	(1,495)	-	(1,625)
Taxes other than income tax	(29)	-	-	-	-	-	(1,677)	-	(1,706)
Exploration expense	(43)	-	-	-	-	-	(7)	-	(50)
Accretion expense	(16)	-	-	-	-	-	(35)	-	(51)
Depreciation, depletion and amortization	(137)	-	-	-	-	-	(1,504)	-	(1,641)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	(71)	-	-	-	-	-	(1,848)	-	(1,919)

Income tax expense	-	-	-	-	-	-	-	-	-

Result of operations	(71)	-	-	-	-	-	(1,848)	-	(1,919)

Total result of operations for producing activities	48,045	1,006	589	4,319	(722)	(386)	(1,965)	3,355	54,241

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2014
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Net sales to customers	148,985	11,263	1,753	16,682	10,555	8,661	205	20,106	218,210
Operating expenses	(16,212)	(2,834)	(556)	(1,600)	(6,177)	(1,006)	(35)	(2,760)	(31,180)
Taxes other than income tax	(10,157)	(3)	(276)	(656)	(244)	(455)	-	(11)	(11,802)
Exploration expense	(4,945)	(1,626)	(267)	(1,637)	(1,263)	(808)	(238)	(896)	(11,680)
Accretion expense	(1,803)	(1)	-	(92)	(146)	(58)	(2)	(285)	(2,387)
Depreciation, depletion and amortization	(28,993)	(4,686)	(206)	(8,143)	(6,476)	(1,385)	(105)	(7,413)	(57,407)
Special oil gain levy	(19,072)	-	-	-	-	-	-	-	(19,072)
	67,803	2,113	448	4,554	(3,751)	4,949	(175)	8,741	84,682

Income tax expense	(16,952)	(1,559)	(134)	(1,984)	2,948	709	12	(5,063)	(22,023)

Result of operations	50,851	554	314	2,570	(803)	5,658	(163)	3,678	62,659

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2014
		Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Net sales to customers	277	-	-	-	-	-	3,160	-	3,437
Operating expenses	(136)	-	-	-	-	-	(1,329)	-	(1,465)
Taxes other than income tax	(25)	-	-	-	-	-	(1,496)	-	(1,521)
Exploration expense	(1)	-	-	-	-	-	(122)	-	(123)
Accretion expense	(15)	-	-	-	-	-	(34)	-	(49)
Depreciation, depletion and amortization	(78)	-	-	-	-	-	(1,411)	-	(1,489)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	22	-	-	-	-	-	(1,232)	-	(1,210)

Income tax expense	(3)	-	-	-	-	-	-	-	(3)

Result of operations	19	-	-	-	-	-	(1,232)	-	(1,213)

Total result of operations for producing activities	50,870	554	314	2,570	(803)	5,658	(1,395)	3,678	61,446

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2015 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Net sales to customers	106,258	7,258	1,079	9,723	4,981	4,435	103	12,760	146,597
Operating expenses	(15,984)	(2,562)	(420)	(1,271)	(4,278)	(1,044)	(28)	(2,785)	(28,372)
Taxes other than income tax	(9,498)	-	(131)	(459)	(250)	(362)	-	(48)	(10,748)
Exploration expense	(4,415)	(937)	(50)	(885)	(712)	(1,271)	(260)	(1,443)	(9,973)
Accretion expense	(1,882)	-	-	(93)	(119)	(55)	(2)	(284)	(2,435)
Depreciation, depletion and amortization	(39,533)	(3,193)	(135)	(9,757)	(3,163)	(7,145)	(147)	(9,592)	(72,665)
Special oil gain levy	(59)	-	-	-	-	-	-	-	(59)
	34,887	566	343	(2,742)	(3,541)	(5,442)	(334)	(1,392)	22,345

Income tax expense	(8,722)	(764)	(103)	186	1,405	2,133	34	4,801	(1,030)

Result of operations	26,165	(198)	240	(2,556)	(2,136)	(3,309)	(300)	3,409	21,315

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2015 Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Net sales to customers	200	-	-	-	-	-	3,244	-	3,444
Operating expenses	(139)	-	-	-	-	-	(1,624)	-	(1,763)
Taxes other than income tax	(11)	-	-	-	-	-	(1,288)	-	(1,299)
Exploration expense	(59)	-	-	-	-	-	(6)	-	(65)
Accretion expense	(6)	-	-	-	-	-	(34)	-	(40)
Depreciation, depletion and amortization	(109)	-	-	-	-	-	(1,767)	-	(1,876)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	(124)	-	-	-	-	-	(1,475)	-	(1,599)

Income tax expense	19	-	-	-	-	-	-	-	19

Result of operations	(105)	-	-	-	-	-	(1,475)	-	(1,580)

Total result of operations for producing activities	26,060	(198)	240	(2,556)	(2,136)	(3,309)	(1,775)	3,409	(19,735)

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs

		2013
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Proved oil and gas properties	323,111	19,508	2,269	53,136	46,009	27,139	419	29,053	500,644
Unproved oil and gas properties	5,538	1,470	2	16,442	54,116	29,886	4,414	17,075	128,943
Accumulated depreciation, depletion and amortization	(162,767)	(8,971)	(951)	(23,011)	(3,827)	(7,152)	(96)	(6,733)	(213,508)
Net capitalized costs	165,882	12,007	1,320	46,567	96,298	49,873	4,737	39,395	416,079

		2013
		Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Proved oil and gas properties	1,888	-	-	-	-	-	21,555	-	23,443
Unproved oil and gas properties	-	-	-	-	-	-	7,537	-	7,537
Accumulated depreciation, depletion and amortization	(1,637)	-	-	-	-	-	(4,331)	-	(5,968)
Net capitalized costs	251	-	-	-	-	-	24,761	-	25,012

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs (continued)

		2014
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Proved oil and gas properties	383,162	24,663	2,277	57,744	13,183	21,295	209	35,489	538,022
Unproved oil and gas properties	12,319	1,405	2	20,599	97,272	43,964	4,867	15,873	196,301
Accumulated depreciation, depletion and amortization	(191,397)	(13,572)	(1,092)	(31,203)	(9,019)	(12,042)	(204)	(15,307)	(273,836)
Net capitalized costs	204,084	12,496	1,187	47,140	101,436	53,217	4,872	36,055	460,487

		2014
		Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Proved oil and gas properties	251	-	-	-	-	-	25,713	-	25,964
Unproved oil and gas properties	-	-	-	-	-	-	5,395	-	5,395
Accumulated depreciation, depletion and amortization	(81)	-	-	-	-	-	(5,840)	-	(5,921)
Net capitalized costs	170	-	-	-	-	-	25,268	-	25,438

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs (continued)

		2015 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Proved oil and gas properties	409,295	30,736	2,420	65,593	29,160	39,805	97	11,217	588,323
Unproved oil and gas properties	13,006	1,616	2	27,644	90,802	36,523	6,263	42,387	218,243
Accumulated depreciation, depletion and amortization	(230,943)	(17,768)	(1,253)	(43,408)	(14,774)	(20,247)	(831)	(26,034)	(355,258)
Net capitalized costs	191,358	14,584	1,169	49,829	105,188	56,081	5,529	27,570	451,308

		2015
		Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,129	-	-	-	-	-	30,191	-	32,320
Unproved oil and gas properties	-	-	-	-	-	-	5,754	-	5,754
Accumulated depreciation, depletion and amortization	(1,831)	-	-	-	-	-	(7,693)	-	(9,524)
Net capitalized costs	298	-	-	-	-	-	28,252	-	28,550

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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

		2015
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	9,516	908	54	1,169	461	1,236	1,123	714	15,181
Development costs*	22,726	4,582	-	9,469	2,465	7,216	60	72	46,590
Total costs incurred	32,242	5,490	54	10,638	2,926	8,452	1,183	786	61,771

		2015
		Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America(excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	59	-	-	-	-	-	33	-	92
Development costs*	241	-	-	-	-	-	2,811	-	3,052
Total costs incurred	300	-	-	-	-	-	2,844	-	3,144

*	The development costs include estimated future dismantlement costs of dismantling oil and gas properties.

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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

			2015
			Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	791,748	59,432	12,649	49,238	254,224	64,372	442	36,157	1,268,262
Future production costs		(268,950)	(28,572)	(3,332)	(17,100)	(192,827)	(20,123)	(312)	(26,695)	(557,911)
Future development costs	(2)	(184,967)	(12,962)	(2,442)	(26,992)	(40,130)	(26,609)	-	(2,533)	(296,635)
Future income taxes		(46,043)	(4,769)	(1,733)	-	(5,317)	-	(43)	(4,296)	(62,201)

Future net cash flows	(3)	291,788	13,129	5,142	5,146	15,950	17,640	87	2,633	351,515
10% discount factor		(127,971)	(5,392)	(1,664)	(5,868)	(20,616)	(13,726)	(22)	(252)	(175,511)

Standardised measure of discounted future net cash flows		163,817	7,737	3,478	(722)	(4,666)	3,914	65	2,381	176,004

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

			2015
			Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	579	-	-	-	-	-	74,356	-	74,935
Future production costs		(928)	-	-	-	-	-	(29,858)	-	(30,786)
Future development costs	(2)	(575)	-	-	-	-	-	(10,703)	-	(11,278)
Future income taxes		-	-	-	-	-	-	(11,823)	-	(11,823)

Future net cash flows	(3)	(924)	-	-	-	-	-	21,972	-	21,048
10% discount factor		213	-	-	-	-	-	(12,014)	-	(11,801)

Standardised measure of discounted future net cash flows		(711)	-	-	-	-	-	9,958	-	9,247
Total standardised measure of discounted future net cash flow		163,106	7,737	3,478	(722)	(4,666)	3,914	10,023	2,381	185,251

(1)	Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling oil and gas properties.

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

			2015
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardised measure, beginning of year	390,873	10,225	401,098
Sales of production, net of royalties and production costs	(107,455)	(288)	(107,743)
Net change in prices, net of royalties and production costs	(306,900)	(5,484)	(312,384)
Extensions discoveries and improved recovery, net of related future costs	68,657	904	69,561
Change in estimated future development costs	38,995	(247)	38,748
Development costs incurred during the year	65,680	2,904	68,584
Revisions in quantity estimates	(37,789)	545	(37,244)
Accretion of discount	50,466	1,720	52,186
Net change in income taxes	64,907	1,040	65,947
Purchase of properties	-	(2)	(2)
Changes in timing and other	(51,430)	(2,070)	(53,500)

Standardised measure, end of year	176,004	9,247	185,251