Form 20-F
period 2016-12-31
CNOOC LTD
filed 2017-04-21
CIK 1095595

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

________________
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

Conventions

We publish our financial statements in Renminbi. Unless otherwise indicated, we have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2016 of US$1.00=Rmb 6.9430. We have translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Hong Kong dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2016 of US$1.00=HK$ 7.7534. We have also translated amounts in Canadian dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Canadian dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2016 of US$1.00=Cdn$1.3426. We make no representation that the Renminbi amounts, Hong Kong dollar amounts or Canadian dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2016, or at all. For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not add correctly due to rounding of numbers.

For the years 2014, 2015 and 2016, approximately 52%, 62% and 60%, respectively, of our reserves were evaluated by our internal reserve evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Our reserve data for 2014, 2015 and 2016 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009. Except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees.

In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, SES and Tangguh projects in Indonesia in Asia and Yacheng 13-1/13-4 gas fields in the Western South China Sea, where we have used energy equivalence for such conversion purpose.

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

These forward-looking statements address, among others, such issues as:

·	the amount and nature of future exploration, development and other capital expenditures,

·	wells to be drilled or reworked,

·	development projects,

·	exploration prospects,

·	estimates of proved oil and gas reserves,

·	development and drilling potential,

·	expansion and other development trends of the oil and gas industry,

·	business strategy,

·	production of oil and gas,

·	development of undeveloped reserves,

·	expansion and growth of our business and operations,

·	oil and gas prices and demand,

·	future earnings and cash flow, and

·	our estimated financial information.

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2014, 2015 and 2016 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board.

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data and consolidated statement of profit or loss and other comprehensive income data as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. As disclosed above under “Special Note on the Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been prepared and presented in accordance with IFRS.

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Statement of profit or loss and other Comprehensive Income Data:
Operating revenues:
Oil and gas sales	194,774	226,445	218,210	146,597	121,325	17,475
Marketing revenues	50,771	55,495	50,263	21,422	20,310	2,925
Other income	2,082	3,917	6,161	3,418	4,855	699
Total operating revenues	247,627	285,857	274,634	171,437	146,490	21,099

Expenses:
Operating expenses	(21,445)	(30,014)	(31,180)	(28,372)	(23,211)	(3,343)
Taxes other than income tax	(15,632)	(15,937)	(11,842)	(10,770)	(6,941)	(1,000)
Exploration expenses	(9,043)	(17,120)	(11,525)	(9,900)	(7,359)	(1,060)
Depreciation, depletion and amortization	(32,903)	(56,456)	(58,286)	(73,439)	(68,907)	(9,925)
Special oil gain levy	(26,293)	(23,421)	(19,072)	(59)	—	—
Impairment and provision	(31)	45	(4,120)	(2,746)	(12,171)	(1,753)
Crude oil and product purchases	(50,532)	(53,386)	(47,912)	(19,840)	(19,018)	(2,739)
Selling and administrative expenses	(3,377)	(7,859)	(6,613)	(5,705)	(6,493)	(935)
Others	(1,230)	(3,206)	(3,169)	(3,150)	(4,802)	(691)
Total expenses	(160,486)	(207,354)	(193,719)	(153,981)	(148,902)	(21,446)

Profit/(loss) from operating activities	87,141	78,503	80,915	17,456	(2,412)	(347)
Interest income	1,002	1,092	1,073	873	901	130
Finance costs	(1,603)	(3,457)	(4,774)	(6,118)	(6,246)	(900)
Exchange gains /(losses), net	359	873	1,049	(143)	(790)	(114)
Investment income	2,392	2,611	2,684	2,398	2,774	399
Share of profits/(losses) of associates	284	133	232	256	(609)	(88)
Share of (losses)/ profits of a joint venture	(311)	762	774	1,647	533	77
Non-operating income, net	908	334	560	761	574	83

Profit/(loss) before tax	90,172	80,851	82,513	17,130	(5,275)	(760)
Income tax (expense)/credit	(26,481)	(24,390)	(22,314)	3,116	5,912	852

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Profit for the year	63,691	56,461	60,199	20,246	637	92

Earnings per share (basic)(2)	1.43	1.26	1.35	0.45	0.01	0.002
Earnings per share (diluted)(3)	1.42	1.26	1.35	0.45	0.01	0.002
Earnings per ADS (basic)(2)	142.66	126.46	134.83	45.35	1.43	0.21
Earnings per ADS (diluted)(3)	142.14	126.07	134.57	45.31	1.43	0.21

Dividend per share
Interim	0.122	0.198	0.198	0.205	0.105	0.02
Proposed final	0.259	0.252	0.254	0.210	0.204	0.03

	As of December 31,
	2012	2013	2014	2015	2016	2016
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	55,024	14,318	14,918	11,867	13,735	1,978
Available-for sale financial assets(1)	61,795	51,103	54,030	—	—	—
Other financial assets(1)	—	—	—	71,806	52,889	7,618
Current assets	170,894	146,552	140,708	140,211	122,045	17,578
Property, plant and equipment, net	252,132	419,102	463,222	454,141	432,465	62,288
Investments in associates	3,857	4,094	4,100	4,324	3,695	532
Investments in a joint venture	20,160	20,303	21,150	24,089	26,300	3,788
Intangible assets	973	17,000	16,491	16,423	16,644	2,397
Available-for-sale financial assets	7,051	6,798	5,337	—	—	—
Equity investments(1)	—	—	—	3,771	4,266	615
Total assets	456,070	621,473	662,859	664,362	637,681	91,845
Current loans and borrowings	28,830	49,841	31,180	33,585	19,678	2,834
Current liabilities	82,437	128,948	103,498	84,380	67,090	9,663
Long term loans and borrowings	29,056	82,011	105,383	131,060	130,798	18,839
Total non-current liabilities	63,853	150,905	179,751	193,941	188,220	27,109
Total liabilities	146,290	279,853	283,249	278,321	255,310	36,772
Capital stock	43,078	43,081	43,081	43,081	43,081	6,205
Shareholders’ equity	309,780	341,620	379,610	386,041	382,371	55,073

________________

(1)	From January 1, 2015, the Company early adopted IFRS/HKFRS 9 (2009) - Financial Instruments. Certain financial assets have been classified into new categories. For details, please refer to notes 2.2 to our consolidated financial statements included elsewhere in this annual report.

(2)	Earnings per share (basic) and earnings per ADS (basic) for each year from 2012 to 2016 have been computed, without considering the dilutive effect of the shares underlying our share option schemes by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 44,646,305,984 and 446,463,060, respectively, for 2012, 44,646,825,847 and 446,468,258, respectively, for 2013, and 44,647,455,984 and 446,474,560, respectively, for 2014, 44,647,455,984 and 446,474,560, respectively, for 2015, and 44,647,455,984 and 446,474,560, respectively, for 2016, in each case based on a ratio of 100 shares to one ADS.

(3)	Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2012 to 2016 have been computed, after considering the dilutive effect of the shares underlying our share option schemes by using 44,808,042,330 shares and 448,080,423 ADSs for 2012, 44,787,119,089 shares and 447,871,191 ADSs for 2013, 44,734,774,504 shares and 447,347,745 ADSs for 2014, 44,684,819,053 shares and 446,848,191 ADSs for 2015, and 44,659,140,488 shares and 446,591,405 ADSs for 2016.

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(1)	54,331	79,716	95,673	67,674	51,347	7,396
Cash provided by/(used for):
Operating activities	92,574	110,891	110,508	80,095	72,863	10,494
Investing activities	(63,797)	(170,032)	(90,177)	(76,495)	(27,953)	(4,026)
Financing activities	2,584	18,601	(19,486)	(6,893)	(43,240)	(6,228)
Gearing ratio(2)	15.7%	27.8%	26.5%	29.9%	28.2%	28.2%

 ________________

(1)	Capital expenditures paid exclude those relating to acquisition of oil and gas properties.

(2)	Interest bearing debt divided by the sum of interest bearing debt and equity.

The following table sets forth the noon buying rates between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October 2016	6.7735	—	6.7819	6.6685
November 2016	6.8837	—	6.9195	6.7534
December 2016	6.9430	—	6.9580	6.8771
January 2017	6.8768	—	6.9575	6.8360
February 2017	6.8665	—	6.8821	6.8517
March 2017	6.8832	—	6.9132	6.8687

_______________

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2017, the noon buying rate between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Rmb 6.8832 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2012	7.7507	7.7556	7.7699	7.7493
2013	7.7539	7.7565	7.7654	7.7503
2014	7.7531	7.7554	7.7669	7.7495
2015	7.7507	7.7529	7.7686	7.7495
2016	7.7534	7.7618	7.8270	7.7505
October 2016	7.7549	—	7.7600	7.7536
November 2016	7.7566	—	7.7581	7.7546
December 2016	7.7534	—	7.7674	7.7534
January 2017	7.7579	—	7.7580	7.7540
February 2017	7.7627	—	7.7627	7.7575
March 2017	7.7714	—	7.7714	7.7611

______________

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2017, the noon buying rate between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was HK$7.7714 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Canadian dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Cdn$ per US$1.00)
2012	0.9958	0.9994	1.0417	0.971
2013	1.0637	1.0347	1.0697	0.9839
2014	1.1601	1.1083	1.1644	1.0612
2015	1.3839	1.2906	1.3989	1.1725
2016	1.3426	1.3229	1.4592	1.2544
October 2016	1.3403	—	1.3403	1.3105
November 2016	1.3425	—	1.3581	1.3335
December 2016	1.3426	—	1.3555	1.3119
January 2017	1.3030	—	1.3437	1.3030
February 2017	1.3247	—	1.3247	1.3003
March 2017	1.3321	—	1.3504	1.3278

______________

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 31, 2017, the noon buying rate between U.S. dollars and Canadian dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Cdn$1.3321 to US$1.00.

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

Our financial performance is subject to the tax and fiscal regime of host countries in which we operate. Any changes in the tax and fiscal regime in these countries may increase our tax burden and have an adverse effect on our financial performance. For example, in October 2015, Organization for Economic Co-operation and Development (OECD) published the “Base Erosion and Profit Shifting Project” (BEPS Project) final report with 15 action items, to enhance multilateral cooperation, pursuant to which the participating countries will amend their tax laws and tax treaties and strengthen their supervision on the corporate taxation planning and transfer pricing activities, which may cause risks to the Company on global transfer pricing activities. Global changes to tax laws may result in additional or double taxation being imposed on the Company in some circumstances.

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

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and the long-lasting accuracy of our price assumption.

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

It is expected that the CO2 emissions will increase as our production grows. CO2 emissions from flaring will increase as long as there are no gas gathering systems in place. Over time, we expect that a growing share of our CO2 emissions will be subject to supervision and result in an increase in our costs. Furthermore, the public’s continued and increased attention to climate changes, including activities organized by non-governmental and political organizations, is likely to lead to implementation of additional regulations on reducing greenhouse gas emissions. If we are unable to find economically viable and publicly acceptable solutions that could reduce our CO2 emissions for new and existing projects, we may experience additional costs, project delays, reduced production and reduced demand for the Company’s products.

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

As required by the Iran Threat Reduction and Syria Human Rights Act of 2012, which added a disclosure requirement to the Securities Exchange Act of 1934, we are providing certain information regarding our non-controlled affiliates’ activities. To our knowledge, in 2016, China Oilfield Services

Limited (COSL), one of our non-controlled affiliates, provided certain drilling and other related services in Iran and another non-controlled affiliate of ours was engaged in submarine cable installation and trenching services in Iran. We cannot predict at this time whether U.S. sanctions will be imposed on any of our affiliates.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

Our exploration and development activities involve inherent risks, including the risk of not discovering commercially productive oil or gas reservoirs and that the wells we drill may not be able to commence production or may not be sufficiently productive to generate a return of our partial or full investments. In addition, approximately 51.2% of our proved reserves were undeveloped as of December 31, 2016. Our future success depends on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

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

CNOOC largely controls us and we regularly enter into connected party transactions with CNOOC and its affiliates.

Currently, CNOOC indirectly owns or controls 64.44% of our shares. As a result, CNOOC is able to control our board composition, or our Board, determine the time and amount in dividend payments, and controls us in various aspects. Under current PRC laws, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for the petroleum resources exploitation in offshore China. Although CNOOC has undertaken to transfer all of its rights and obligations under any new PSCs to us (except for those relating to administrative functions as a state-owned company), our strategies, results of operations and financial position may be adversely affected in the event CNOOC takes actions that favour its own interests over ours.

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

Key sales customers – if any of our key customers reduced their crude oil purchases from us significantly, our results of operation could be adversely affected. In order to reduce reliance on a single customer, we adopt measures including signing annual sales contracts, developing sales plans, and participating in market competition so as to maintain a stable cooperation with customers.

Key suppliers – we have strengthened our communication in business with our key suppliers in order to maintain a good working relationship. We have also established strategic partnerships through communications and a consensus in corporate cultures and win-win cooperation Further, we actively explore new suppliers to ensure adequacy and foster competition.

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

CNOOC has undertaken to us that:

·	we will enjoy the exclusive right to exercise all of CNOOC’s commercial and operational rights under PRC laws and regulations relating to the exploration, development, production and sales of oil and natural gas in offshore China;

·	it will transfer to us all of its rights and obligations under any new PSCs and geophysical exploration operations, except those relating to its administrative functions;

·	it will not engage or be interested, directly or indirectly, in oil and natural gas exploration, development, production and sales in or outside the PRC;

·	we will be able to participate jointly with CNOOC in negotiating new PSCs and to set out our views to CNOOC on the proposed terms of new PSCs;

·	we will have unlimited and unrestricted access to all data, records, samples and other original data owned by CNOOC relating to oil and natural gas resources;

·	we will have an option to invest in LNG projects in which CNOOC invested or proposed to invest, and CNOOC will at its own expense help us to procure all necessary government approvals needed for our participation in these projects; and

·	we will have an option to participate in other businesses related to natural gas in which CNOOC invested or proposed to invest, and CNOOC will procure all necessary government approvals needed for our participation in such business.

The undertakings from CNOOC will cease to have any effect:

·	if we become a wholly owned subsidiary of CNOOC;

·	if our securities cease to be listed on any stock exchange or automated trading system; or

·	12 months after CNOOC or any other PRC government-controlled entity ceases to be our controlling shareholder.

For information on our capital expenditures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Used in Investing Activities.”

B.	Business Overview

Overview

We are an upstream company specializing in the exploration, development and production of oil and natural gas. We are the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, we are also one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2016, we had net proved reserves of approximately 3.9 billion BOE (including approximately 0.3 billion BOE in our equity method investees). In 2016, we had a total net oil and gas production of 1,302,922 BOE per day (including net oil and gas production of approximately 49,280 BOE per day in our equity method investees).

Competitive Strengths

We believe that our historical success and future prospects are directly related to a combination of our strengths, including the following:

·	large and diversified asset base with significant exploitation opportunities;

·	sizable operating areas in offshore China with demonstrated exploration potential;

·	successful independent exploration and development track record;

·	access to capital and technology and reduced risks through PSCs in offshore China; and

·	experienced management team and a high level of corporate governance standard.

Large and diversified asset base with significant exploitation opportunities

We have a large net proved reserve base spread across offshore China and globally. As of December 31, 2016, we had approximately 3.9 billion BOE of net proved reserves. Our core operating area, offshore China, contributed to approximately 62.5% of our net proved reserves, while overseas contributed to the balance of 37.5%.

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

As of December 31, 2016, approximately 51.2% of our net proved reserves were classified as net proved undeveloped. Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating areas in offshore China with demonstrated exploration potential

We are the dominant oil and gas producer in offshore China, a region that we believe has substantial exploration upside. As of December 31, 2016, our total major exploration areas acreage in offshore China was approximately 257,000 thousand km2. We believe that offshore China is relatively underexplored, compared to other prolific offshore exploration areas such as the shallow water of the U.S. Gulf of Mexico, providing us with substantial exploration upside.

We have maintained an active drilling exploration program, which continues to demonstrate the exploration potential of offshore China. During 2016, we and our foreign partners have together drilled a total of 116 exploratory wells in offshore China, of which 53 were wildcat wells. During the same year, we and our foreign partners made 12 new discoveries in offshore China.

Successful independent exploration and development track record

We have a strong record of growing our reserves base for oil and natural gas, both independently and with our foreign partners through PSCs. In recent years, we have been adding reserves and production mainly through independent exploration and development. As of the end of 2016, in offshore China, approximately 84.4% of our net proved reserves were independent and approximately 75.3% of our production came from independent projects.

In 2016, in offshore China, our independent exploration resulted in 12 new discoveries. We also successfully appraised 18 oil and gas structures. On the development front, our major new development projects progressed smoothly with four new projects on stream in offshore China.

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

We have a proven track record of complying with a high level of corporate governance standard, which was recognized by the industry. For example, we were awarded “2016 Corporate Governance awards – Platinum” and “2016 Corporate Awards - Best Initiatives in Environmental Responsibility” by The Asset magazine and the “Asia’s Best CSR (China)” and “Best Investor Relations Company (China)” by Corporate Governance Asia magazine.

Business Strategy

We intend to continue expanding our oil and gas exploration and production activities. The principal components of our strategy are as follows:

·	focus on reserve and production growth;

·	develop natural gas business; and

·	maintain a prudent financial policy.

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

We increase our production primarily through the development of proved undeveloped reserves. As of December 31, 2016, approximately 51.2% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining stable production in the future.

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

In 2016, we continued our efforts to lower costs and enhance efficiency through innovation in technology and management. Operating expenses per BOE decreased for the third consecutive year. Under low oil price environment, we attached more importance to cash flow management and maintained a healthy financial position.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

Our reserve data for 2014, 2015 and 2016 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009.

	Year ended December 31,
	2014	2015	2016
Net Production(2):
Oil (daily average bbls/day)	955,647	1,124,047	1,083,101
Gas (daily average mmcf/day)	1,330.1	1,363.6	1,276.2
Oil equivalent (BOE/day)	1,184,977	1,358,022	1,302,922

Net Proved Reserves (end of period):
Oil (mmbbls)	2,258.5	2,015.0	2,015.4
Gas (bcf)	6,730.8	6,992.9	7,486.1
Synthetic Oil (mmbbls)	749.9	815.3	300.5
Bitumen (mmbbls)	31.4	0.0	0.0
Total (million BOE)	4,185.0	4,016.0	3,583.4
Total with equity method investees (million BOE)(2)	4,478.0	4,315.5	3,877.6
Annual reserve replacement ratio(1)	111%	65%	6%
Annual reserve replacement ratio(2)	112%	67%	8%
Estimated reserve life (years)	10.1	8.4	7.8
Estimated reserve life (years)(2)	10.4	8.7	8.1
Standardized measure of discounted future net cash flow (million Rmb)	401,098	185,251	223,625

_______________

(1)	For information on the calculation of this ratio, see “Terms and Conventions—Glossary of Technical Terms—reserve replacement ratio.”

(2)	Including our interest in equity method investees.

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

	Net proved reserves at December 31,		Net proved reserves at December 31, 2016
	2014	2015	Crude Oil	Natural Gas	Synthetic Oil	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmbbls)	(mmboe)
Developed
Offshore China
Bohai	583.7	603.1	564.2	219.9	—	600.8
Western South China Sea	173.5	169.0	84.8	478.0	—	165.5
Eastern South China Sea	279.8	299.9	157.8	764.4	—	285.2
East China Sea	20.5	30.9	8.1	160.5	—	34.9
Subtotal	1,057.5	1,102.9	814.9	1,622.8	—	1,086.4
Overseas
Asia (excluding China)	90.9	118.8	51.3	618.0	—	160.3
Oceania	80.0	63.3	9.7	267.5	—	62.1
Africa	47.1	52.7	40.7	0.0	—	40.7
North America (excluding Canada)	121.4	112.6	87.7	218.8	—	124.1
Canada	258.2	216.6	0.0	0.0	155.7	155.7
South America	1.8	1.6	1.5	0.0	—	1.5
Europe	124.6	95.8	80.5	6.9	—	81.7
Subtotal	724.1	661.4	271.3	1,111.2	155.7	626.1
Total Developed	1,781.6	1,764.3	1,086.2	2,733.9	155.7	1,712.5

Undeveloped
Offshore China
Bohai	608.1	368.7	339.6	58.8	—	349.4
Western South China Sea	425.2	503.6	83.5	3418.8	—	653.3
Eastern South China Sea	243.7	215.7	205.3	90.5	—	220.3
East China Sea	152.2	133.4	2.5	652.8	—	111.3
Subtotal	1,429.2	1,221.5	630.8	4,220.9	—	1,334.3
Overseas
Asia (excluding China)	108.5	90.1	26.0	334.4	—	84.7
Oceania	25.9	27.5	2.4	66.0	—	15.3
Africa	95.5	113.9	97.3	0.0	—	97.3
North America (excluding Canada)	154.5	172.1	172.6	130.8	—	194.4
Canada	562.0	618.6	0.0	0.0	144.8	144.8
Europe	27.9	8.0	0.1	0.0	—	0.1
Subtotal	974.2	1,030.3	298.4	531.2	144.8	536.6
Total Undeveloped	2,403.4	2,251.7	929.2	4,752.1	144.8	1,870.9

TOTAL PROVED	4,185.0	4,016.0	2,015.4	7,486.1	300.5	3,583.4
Equity method investees	293.0	299.5	195.3	574.0	—	294.2
Total with equity method investees	4,478.0	4,315.5	2,210.7	8,060.1	300.5	3,877.6

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude and Liquids Reserves
(mmbbls)

	As of December 31,		As of December 31, 2016
	2014	2015	Developed		Undeveloped		Total
Offshore China
Bohai	1,111.7	908.3	564.2		339.6		903.8
Western South China Sea	210.0	149.3	84.8		83.5		168.3
Eastern South China Sea	351.9	357.0	157.8		205.3		363.1
East China Sea	18.0	16.1	8.1		2.5		10.6
Subtotal	1,691.6	1,430.6	814.9		630.8		1,445.7
Overseas
Asia (excluding China)	47.4	59.8	51.3		26.0		77.3
Oceania	16.6	14.5	9.7		2.4		12.0
Africa	142.5	166.6	40.7		97.3		138.0
North America (excluding Canada)	209.3	239.5	87.7		172.6		260.3
Canada	781.4	815.3	155.7	(1)	144.8	(2)	300.5
South America	1.8	1.6	1.5		0.0		1.5
Europe	149.1	102.3	80.5		0.1		80.6
Subtotal	1,348.2	1,399.6	427.0		443.2		870.2
Total	3,039.8	2,830.2	1,241.9		1,074.0		2,315.9
Equity method entities	200.4	200.1	102.6		92.7		195.3
Total with equity method investees	3,240.1	3,030.3	1,344.6		1,166.6		2,511.2

_________________

(1)	Including Synthetic oil 155.7 mmbbls.

(2)	Including Synthetic oil 144.8 mmbbls.

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2016
	2014	2015	Developed	Undeveloped	Total
Offshore China
Bohai	480.8	381.4	219.9	58.8	278.7
Western South China Sea	2,318.1	3,132.6	478.0	3,418.8	3,896.8
Eastern South China Sea	1,029.6	951.6	764.4	90.5	854.9
East China Sea	928.3	889.0	160.5	652.8	813.3
Subtotal	4,756.8	5,354.6	1,622.8	4,220.9	5,843.7
Overseas
Asia (excluding China)	861.2	845.8	618.0	334.4	952.4
Oceania	455.7	389.2	267.5	66.0	333.5
Africa	—	—	—	—	—
North America (excluding Canada)	403.9	275.2	218.8	130.8	349.6
Canada	233.0	119.3	—	—	—
South America	—	—	—	—	—
Europe	20.2	8.8	6.9	—	6.9
Subtotal	1,974.0	1,638.3	1,111.2	531.2	1,642.4
Total	6,730.8	6,992.9	2,733.9	4,752.1	7,486.1
Equity method investees	537.3	576.9	437.7	136.3	574.0
Total with equity method investees	7,268.1	7,569.8	3,171.6	4,888.5	8,060.1

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2016
	2014	2015	Developed	Undeveloped	Total
Offshore China
Bohai	1,191.8	971.8	600.8	349.4	950.2
Western South China Sea	598.7	672.6	165.5	653.3	818.8
Eastern South China Sea	523.5	515.6	285.2	220.3	505.5
East China Sea	172.7	164.2	34.9	111.3	146.2
Subtotal	2,486.8	2,324.3	1,086.4	1,334.3	2,420.7
Overseas
Asia (excluding China)	199.4	208.9	160.3	84.7	245.0
Oceania	106.0	90.8	62.1	15.3	77.4
Africa	142.5	166.6	40.7	97.3	138.0
North America (excluding Canada)	275.9	284.8	124.1	194.4	318.6
Canada	820.2	835.2	155.7	144.8	300.5
South America	1.8	1.6	1.5	0.0	1.5
Europe	152.5	103.8	81.7	0.1	81.8
Subtotal	1,698.3	1,691.7	626.1	536.6	1,162.7
Total	4,185.0	4,016.0	1,712.5	1,870.9	3,583.4
Equity method investees	293.0	299.5	178.0	116.2	294.2
Total with equity method investees	4,478.0	4,315.5	1,890.6	1,987.1	3,877.6

Proved Reserves

As of December 31, 2016, we had proved reserves of 3,877.6 million BOE, including 2,210.7 million barrels of crude oil, 300.5 million barrels of synthetic oil and 8,060.1 bcf of natural gas, representing a decrease of 437.9 million BOE as compared to proved reserves of 4,315.5 million BOE as of December 31, 2015.

The changes in our proved reserves mainly include:

●     An increase of 383.8 million BOE due to new discoveries and extensions, of which 26.8 million BOE are developed and 357.1 million BOE are undeveloped, details of which are described below:

➢	☐ Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 316.7 million BOE, which are primarily attributable to fields such as Luda16-3, Caofeidian12-6, Lingshui25-1, Lingshui18-1 and Lufeng15-1 etc.; and

➢	☐ Overseas: the discoveries and extensions of oil and gas reserves in the amount of 67.2 million BOE, which are primarily attributable to onshore fields in the United States.

●     A decrease of 345.8 million BOE due to revision of previous estimates;

●     The production of 476.9 million BOE in 2016.

Proved Undeveloped Reserves (PUD)

As of December 31, 2016, we had proved undeveloped reserves of 1,987.1 million BOE, including 1,021.9 million barrels of crude oil, 144.8 million barrels of synthetic oil and 4,888.5 bcf of natural gas, representing an decrease of 387.2 million BOE as compared to proved undeveloped reserves of 2,374.3 million BOE as of December 31, 2015.

The changes in our proved undeveloped reserves mainly include:

●     A decrease of 222.8 million BOE due to PUD converted to Proved Developed reserves (PD);

●     A decrease of 521.9 million BOE due to revision of previous estimates;

●     An increase of 357.1 million BOE due to new discoveries and extensions, details of which are described below:

➢	☐ Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 298.8 million BOE, which are primarily attributable to fields such as Luda16-3, Caofeidian12-6, Lingshui25-1, Lingshui18-1 and Lufen15-1 etc.; and

➢	☐ Overseas: the discoveries and extensions of oil and gas reserves in the amount of 58.3 million BOE which are primarily attributable to onshore fields in the United States.

In 2016, we had in total 222.8 million BOE PUD reserves converted to PD, or the PUD conversion rate was 9%.

In 2016, we spent approximately Rmb 1.68billion on developing proved undeveloped reserves into proved developed reserves. Rmb 1.53 billion, or 91%, were spent on major development projects in Bohai, Eastern South China Sea, Western South China Sea and Eastern South China Sea in offshore China and Indonesia, Iraq, Nigeria, the United Kingdom and the U.S., etc. The remaining 9% was spent mainly on the infill drilling programs in offshore China and Nigeria.

As of December 31, 2016, 38.8 million BOE of our proved undeveloped reserves were first booked before 2011. These proved undeveloped reserves were mainly located in East China Sea, Bohai and Western South China Sea, including (i) 7.7 million BOE in East China Sea, which are under construction; (ii) 6.5 million BOE in Bohai, including Qinghuangdao 33-1S oil field which is scheduled to come on stream in 2019; and (iii) 24.6 million BOE in Western South China Sea, including Wenchang 9-2/9-3/10-3 gas fields whose ODP was amended due to gas market change and expected to be online in 2018. The development of proved undeveloped reserves relating to the above projects was not completed within five years from initial booking due to the specific circumstances associated with the relevant development activities and delivery obligations. The Company books proved reserves for which development is scheduled to commence after more than five years only if these proved reserves satisfy the SEC’s standards for attribution of proved status and the Company’s management has reasonable certainty that these proved reserves will be produced.

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

For 2014, 2015 and 2016, approximately 52%, 62% and 60 % respectively, of our reserves were evaluated by our internal reserves evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Except as otherwise stated, all amounts of reserves in this report include our interests in equity method investees.

In 2016, we engaged Ryder Scott Company, L.P., Gaffney, Cline & Associates (Consultants) Pte Ltd. and RPS as independent third party consulting firms to perform annual estimates for our net proved oil and gas reserves under our consolidated subsidiaries. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and provides their reserves estimate. These reports have been included as appendices to this document. Of the total net proved oil and gas reserves evaluated by our internal reserve evaluation staff, we engaged independent third party consulting firms Ryder Scott Company, L.P. and McDaniel & Associates Consultants Ltd. to perform annual audits for over 21% of the internally evaluated reserves to provide validation of our processes and estimates. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and concludes with their opinion concerning the reasonableness of the estimated reserves quantities or reserves processes. These reports have been included as appendices to this document.

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

The RMC’s main responsibilities are to:

·	review our reserve policies;

·	review our proved reserves and other categories of reserves; and

·	select our reserve estimators and auditors.

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

Exploration, Development and Production

Summary

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). As of the end of 2016, approximately 62.5% of the Company’s net proved reserves and approximately 65.2% of its net production were derived from offshore China.

In its independent operations, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. As of the end of 2016, approximately 84.4% of the Company’s net proved reserves and approximately 75.3% of its net production in offshore China were derived from independent projects.

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

After years of hard work, we have established our presence in more than 20 countries and regions. Our overseas assets account for over 50% of the Company’s total assets. With its diversified portfolio of high-quality assets, the Company actively participates in numerous world-class oil and gas projects, becoming one of the world’s leading industry players. Currently, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom, Brazil and various other countries. As of the end of 2016, approximately 37.5% of the Company’s net proved reserves and approximately 34.8% of its net production were derived from overseas.

In 2016, the recovery of the global economy remained slow and uneven with divergent economic trends in major economies. International oil prices stayed at low level. The entire oil and gas industry and the Company still faced severe market situation and difficult business environment.

In 2016, the Company persisted with operating strategies formulated at the beginning of the year, which includes, maintaining prudent financial policy; continuing to lower costs and increase efficiency through innovation in technology and management; ensuring operation safety and compliance; focusing on return by balancing short-term benefit and long-term development. The Company further intensified the “Year of Quality and Efficiency” program, implemented various measures to improve quality and efficiency and established mechanism with long-lasting effect; and maintained the momentum of healthy and sustainable development.

In 2016, the Company accomplished its production and business targets in spite of all difficulties. The Company managed to maintain appropriate exploration expenditures and carry out intensive exploration program, and achieved successful results while continuing to control total capital expenditure. Four new projects planned in early 2016 all came on stream. The production target was met with a total volume of 476.9 million BOE. To ensure sustainable development in the future, the Company steadily pushed ahead the construction of new projects with a total of approximately 20 projects under construction in the year. All in cost per BOE was US$34.67, representing a decline for the third consecutive year. The Company has maintained a healthy financial position with a net profit of Rmb 637 million for the year. Meanwhile, health, safety and environmental protection performance remained stable.

Looking forward to 2017, the global economy will continue to recover slowly and international oil prices are expected to stay at a relatively low level despite of a certain rebound. The external operating environment is likely to remain tough. In spite of this, the Company remains confident and persistent. We will further strengthen our operating strategies, which include: balancing short-term and mid- to-long term development; maintaining prudent financial policy and improving capital efficiency; and optimizing asset portfolio and focusing more on the returns of assets.

In 2017, the capital expenditure of the Company is anticipated to be Rmb 60-70 billion. To maintain its competitive financial position, the Company will continue to stress on efficiency, enhance investment return, strengthen cost controls and focus on cash flow management. Our production target for 2017 is 450-460 million BOE with five new projects to come on stream. Meanwhile, the Company will maintain its high standards in health, safety and environmental protection.

Exploration

In 2016, the Company strengthened the integration of exploration and development. We have prioritized the exploration of offshore China and struck a balance between mature areas, rolling areas and frontier areas. Overseas, we focused on high-quality blocks and conventional oil and gas. The Company strengthened value-driven exploration philosophy and mainly focused on searching for mid-to-large-sized oil and gas fields while reducing the proportion of high risk and high cost wells. In addition, the Company continued to maintain a reasonable proportion of exploration investment so as to ensure long-term sustainable development with a relatively high level of exploration activities. Due to the significant decrease in international oil prices, the reserve replacement ratio for the Company is 8% for 2016. Excluding economic revision, the reserve replacement ratio for the Company is 145%.

In offshore China, the exploration activities of the Company remained at a high level and a total of 115 exploration wells were drilled. In addition, the Company completed 17 unconventional wells onshore China. A total of 2,471 kilometers of 2D Seismic Data was acquired independently; a total of 11,347 square kilometers of 3D Seismic Data was acquired independently and through PSC. The Company made 12 new discoveries and successfully appraised 19 oil and gas structures in offshore China. The success rate of independent exploration wells in offshore China is 52-69%.

In 2016, the Company continued to implement a proactive exploration strategy in offshore China, resulting in successful achievements including the followings:

Firstly, we effectively completed the appraisal of four mid-to-large sized oilfields including Kenli 16-1, Caofeidian 12-6/6-2, Penglai 20-2/20-3 and Liuhua 21-2.

Secondly, progress was made in the deepwater natural gas exploration of Qiongdongnan Basin, with the structure of Lingshui 25-1 successfully appraised which expanded the reserve scale of the structure.

Thirdly, integration of exploration and development was realized using existing facilities and additional reserves were obtained at Jinzhou 25-1, Caofeidian 6-4, Weixinan oilfields, Wenchang 13-6, Panyu 4-1 and Xijiang 30-1.

Such achievements have further consolidated the position of offshore China as the core area of the Company and demonstrated the Company’s unique strength in offshore China.

Overseas, the Company drilled 14 exploration wells, acquired approximately 9,613 kilometers of 2D seismic data and approximately 23,980 square kilometers of 3D seismic data. For overseas exploration, the Company made two new discoveries and successfully appraised six oil and gas structures. Main achievements include the followings:

Firstly, five appraisal wells were successfully drilled with the Libra project in Brazil which further confirmed the reserve scale.

Secondly, Liza oilfield in Guyana was successfully appraised, which expanded to new layers and escalated reserve size; success was again made in the wildcat of the Payara structure.

Thirdly, successful in the exploration of the Owowo West structure in Nigeria which proved to be a large scale oil and gas reservoir and increased the economic value of the block.

In 2016, the Company adhered to its philosophies of “exploration management” overseas and continued to optimize exploration portfolio. While acquiring new exploration opportunities, the Company also successfully farmed out the interests in some overseas blocks, resulting in better returns for the Company.

During the year, the Company made continual improvement in optimizing exploration, reducing operating costs and enhancing efficiency through management; and strengthened geological research, raised operation standards and refined operation process management, which further improved operation efficiency and lowered exploration cost.

The Company’s major exploration activities in 2016 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China

Bohai	16	40	0	1	7	0	30	0	0	0	966	0

Eastern South China Sea	16	8	0	1	4	0	3	1	0	0	3,720	1,639

Western South China Sea	14	13	3	0	1	0	7	0	2,471	0	4,374	0

East China Sea	3	0	0	0	0	0	0	0	0	0	647	0

Subtotal	49	61	3	2	12	0	40	1	2,471	0	9,708	1,639

Overseas	0	0	2	12	0	2	0	7	0	9,613	0	23,980

Total	49	61	5	14	12	2	40	8	2,471	9,613	9,708	25,619

In 2017, the Company will continue to reinforce the integration of exploration and development, increase the ability and shorten the cycle of reserve monetization. For offshore China, it will further prioritize investment in mature areas while continuing to explore new areas. For overseas exploration, with its foothold on existing core projects, the Company will seek rolling development. It will continue to maintain a reasonable proportion of exploration investment in its total capital expenditure so as to ensure mid-and long-term sustainable development with a relatively high level of exploration activities.

Engineering Construction, Development and Production

In 2016, the Company successfully completed its operation targets and the target of oil and gas production set early this year. The Company carefully organized its operational resources and made smooth progress in engineering construction.

In 2016, while ensuring safety in the development, production and operation, the Company took efficiency enhancement and cost reduction as the core mission and accomplished its development and production target for the year. The Company’s net oil and gas production reached 476.9 million BOE, which completed the production target of 470-485 million BOE set in the beginning of the year. The four new projects planned for 2016, including Kenli 10-4 oilfield, Panyu 11-5 oilfield, Weizhou 6-9/6-10 comprehensive adjustment and Enping 18-1 oilfield, all came on stream during the year.

In 2016, the Company’s development and production were driven by innovation and led by effectiveness, with emphasis on quality, performance and sustaining development. The achievements include the followings:

Firstly, we continued to maintain high production efficiency through refined management.

Secondly, we continuously conducted special programs to lower operating expenses and achieved significant result with operating expenses at US$7.29 per BOE, which decreased for three consecutive years.

Thirdly, we made in-depth optimization in the technological plan of development projects, achieving remarkable result in cost reduction and efficiency enhancement.

Fourthly, we lowered the failure rate of equipment and facilities by comprehensively implementing integrity management.

Looking forward to 2017, the workload of onshore construction and offshore installation will increase. A total of five new projects are expected to commence production, including Penglai 19-9 comprehensive adjustment, Enping 23-1 oilfields and Weizhou 12-2 oilfield Phase II in offshore China and BD gas field and Hangingstone project overseas. Among them, Penglai 19-9 comprehensive adjustment and Enping 23-1 oilfields have commenced production in January 2017. In addition, it is expected that over 20 new projects will be under construction in 2017, supporting the Company’s sustainable growth in the future.

In 2017, the Company’s development and production are expected to face a harsh external environment due to continued pressure from international oil prices. We will optimize development plans, strengthen integration, effectively connect engineering construction with development and production, while steadily pushing ahead development of key overseas areas. We will select and appraise infill drilling, closely monitor the trend of oil prices and maintain the flexibility on infill drilling.

Regional Overview

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2016, the reserve and daily production volume in Bohai were 950.2 million BOE and 477,380 BOE/day, respectively, representing approximately 24.5% and 36.6% of the Company’s total reserves and daily production, respectively. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In 2016, the Company made seven successful discoveries in Bohai, namely

Luda 29-1, Jinzhou 25-1 West, Caofeidian 12-6, Caofeidian 6-2, Bozhong 34-8, Penglai 20-2 and Qinhuangdao 31-4. In addition, the Company successfully appraised 10 oil and gas structures, including Caofeidian 12-6, Kenli 16-1, Penglai 7-6, Luda 21-2, Caofeidian 6-2, Penglai 31-3 South, Penglai 20-2, Bozhong 29-1, Caofeidian 6-4 and Penglai 20-3. Among which, Kenli 16-1, Caofeidian 12-6/6-2 and Penglai 20-2/20-3 structures were proved to be mid-to-large sized oilfields after appraisals. The Company fully implemented the integration of exploration and development and obtained new reserves around Jinzhou 25-1 and Caofeidian 6-4 oilfields.

These new discoveries and successful appraisals further demonstrated Bohai’s potential as a core production region for the Company.

For development and production, Kenli 10-4 oilfield commenced production during the year. Penglai 19-9 comprehensive adjustment commenced production in January 2017. Currently, there are a number of new projects under construction including Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment, Penglai 19-9 oilfield Phase II comprehensive adjustment and Bozhong 34-9 oilfield.

Western South China Sea

Western South China Sea is one of the most important natural gas production areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. As of the end of 2016, the reserves and daily production volume in Western South China Sea reached 818.8 million BOE and 144,835 BOE/day, respectively, representing approximately 21.1% and 11.1% of the Company’s total reserves and daily production, respectively.

In 2016, the Company made one new independent discovery in Western South China Sea, namely Weizhou 6-13 North. Six independent successful appraisals were made, namely Weizhou 6-8, Weizhou 12-2, Weizhou 6-13 North, Wushi 17-5, Lingshui 25-1 and Wenchang 13-6. Among which, the successfully appraisal of Lingshui 25-1 represents progress made in the deepwater natural gas exploration of Qiongdongnan Basin. In addition, a PSC project, Panyu 10-4, was successfully appraised.

For development and production, Weizhou 6-9/6-10 comprehensive adjustment commenced production during the year. Weizhou 12-2 oilfield Phase II is planned to commenced production in 2017. Currently, new projects including Wenchang 9-2/9-3/10-3 gas fields, Weizhou 6-13 oilfield and Dongfang 13-2 gas field are under construction.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2016, the reserves and daily production volume in Eastern South China Sea reached 505.5 million BOE and 213,835 BOE/day, respectively, representing approximately 13.0% and 16.4% of the Company’s total reserves and daily production, respectively.

In 2016, the Company made four new independent discoveries in Eastern South China Sea, namely Huizhou 21-1 South, Panyu 4-1, Huizhou 19-10 and Xijiang 30-1, improving the overall efficiency of exploration and development in the region. Among which, Panyu 4-1 and Xijiang 30-1 are new reserves obtained through integrated exploration and development at the surrounding areas of the existing facilities. In addition, two successful appraisals of oil and gas structures were made, namely Liuhua 21-2 and Xijiang 30-1.

For development and production, Panyu 11-5 oilfield and Enping 18-1 oilfield commenced production during the year. Enping 23-1 oilfields commenced production in January 2017. Currently, Huizhou 33-1 oilfield and other new projects are under construction.

East China Sea

The typical water depth of the Company’s operation area in the East China Sea region is approximately 90 meters. As of the end of 2016, the reserves and daily production volume in East China Sea represented approximately 3.8 % and 1.1% of the Company’s total reserves and daily production, respectively.

Overseas

Asia (excluding China)

Asia (excluding China) was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets mainly in Indonesia and Iraq. As of the end of 2016, the reserves and daily production volume derived from Asia (excluding China) reached 245.0 million BOE and 75,780 BOE/day, respectively, representing approximately 6.3% and 5.8% of the Company’s total reserves and daily production, respectively.

Indonesia

As of the end of 2016, the Company’s asset portfolio in Indonesia consisted of three development and production blocks and a block under construction, among which, the Company acted as the operator for the Southeast Sumatra block, while the Madura Strait PSC was a joint operation block, in which the BD gas field is planned to commence production in 2017. In addition, the Company, as a non-operator, also holds working interests in the production sharing contracts in Malacca PSC.

The Company owns approximately 13.90% interest in the Tangguh LNG Project in Indonesia. In 2016, production volume of phase I of the Project remained stable. Currently, the investment decision for the third LNG train of phase II is completed, and the project is now in the construction stage and is expected to be completed and commence production in 2020.

Iraq

The Company holds 63.75% participating interest in the technical service contract of Missan oilfields in Iraq and acts as the lead contractor of these oilfields.

In 2016, the Company continuously drilled development wells, increased workload, implementing water injection plan and reinforced management of operation and maintenance under the Iraq project, resulting in a steady increase of daily net production to approximately 33,000 barrels per day.

Oceania

Currently, the Company’s oil and gas assets in Oceania are mainly located in Australia and Papua New Guinea. As of the end of 2016, the reserves and daily production volume derived from Oceania reached 77.4 million BOE and 26,107 BOE/day, respectively, representing approximately 2.0% and 2.0% of the Company’s total reserves and daily production, respectively.

Australia

The Company owns 5.3% interest in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2016, the North West Shelf LNG Project generated stable production and achieved favorable economic returns.

The Company also owns one exploration block in Australia, which is currently under appraisal.

Other Regions in Oceania

The Company owns interests in four blocks which are still under exploration in Papua New Guinea and a joint research block in New Zealand.

Africa

Africa is one of the relatively large oil and gas reserves and production base for the Company. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2016, the reserves and daily production volume derived from Africa reached 138.0 million BOE and 80,297 BOE/day, respectively, representing approximately 3.6% and 6.2% of the Company’s total reserves and daily production, respectively.

Nigeria

The Company owns 45% interest in the OML130 block in Nigeria. OML130 is a deepwater project comprised of four oilfields, namely, Akpo, Egina, Egina South and Preowei.

In 2016, the Akpo oilfield maintained stable production. Through infill drillings and optimization measures, its net production reached approximately 62,000 barrels per day, with record low operating cost per barrel. The Egina project is in the engineering construction stage and is currently drilling development wells and constructing production facilities such as FPSO.

In addition, Nexen Petroleum Nigeria Limited holds a 20% non-operating interest in Usan oilfield in the OML138 block in offshore Nigeria, together with a number of other discoveries and exploration targets. Nexen Petroleum Exploration & Production Nigeria Limited and Nexen Petroleum Deepwater Nigeria Limited hold an 18% non-operating interest in the OPL 223 and OML 139 PSC, respectively. In 2016, the new discovery was made in the exploration of Owowo West structure in deepwater Nigeria.

We plan to utilize the synergy of Usan and OML130 projects to establish an oil and gas production base in west Africa.

Uganda

The Company owns one-third of the interest in each of EA 1, EA 2 and EA 3A in Uganda. EA 1, EA 2 and EA 3A are located at Lake Albert Basin in Uganda, which is one of the most promising basins for oil and gas resources in Africa.

In 2016, the Company, as the operator of EA 3A, made further optimization and research on the developing plan of the Kingfisher oilfield with cost reduction and efficiency enhancement as the core mission.

In 2016, government’s development and production licenses were obtained for eight oilfields in the EA1 and EA2 blocks. In 2016, the route plan of oil pipeline in Uganda was confirmed, laying the foundation for accelerated development of the oilfields.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company also owns interests in several blocks in the Republic of The Congo, Algeria and the Gabonese Republic. In 2016, after drilling and appraisal, the REZ structure in Algeria was proven to be one of the major discoveries of the region in recent years.

North America

North America has become the biggest overseas reserves and production region of the Company. The Company holds interests in oil and gas assets in the U.S., Canada and Trinidad and Tobago, as well as part of the shares of MEG Energy Corporation in Canada. As of the end of 2016, the Company’s reserves and daily production volume derived from North America reached 619.1 million BOE and 117,738 BOE/day, respectively, representing approximately 16.0% and 9.0% of the Company’s total reserves and daily production, respectively.

The U.S.

The Company currently holds 27% and 13% interest in two shale oil and gas projects in the U.S., namely the Eagle Ford and Niobrara shale oil and gas projects respectively.

In 2016, as the number of wells drilled decreased under the low oil price environment, the net production of the Eagle Ford project decreased and averaged approximately 53,000 BOE/day. Under the current low oil price environment, our operators have slowed down asset development, which would impact our near-term production.

In addition, the Company owns interest in two major deepwater developments, Stampede and Appomattox, and a number of other exploration blocks in the U.S. Gulf of Mexico, through its wholly-owned subsidiary, Nexen Energy ULC (“Nexen”).

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

In 2016, the Company continued the development of the Long Lake project. Its net production averaged approximately 21,000 BOE/day. For the oil sands project in Canada, under the low oil price environment, the Company will leverage on its overall advantages, lower cost and enhance efficiency, and control the pace of investment to provide a solid resource safeguard for its long-term development.

In addition, the Company holds approximately 12.39% of the shares of MEG Energy Corporation in Canada, which is listed on the Toronto Stock Exchange.

Other Regions in North America

The Company owns 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago, respectively, of which the 2C block is in production. The engineering construction of phase III of the natural gas project progressed smoothly and was completed with production commenced in the second half of 2016. In addition, the Company owns 100% exploration interest in the deepwater exploration blocks 1 and 4 of the Perdido Fold Belt in Mexico.

South America

In South America, the Company mainly holds a 50% interest in Bridas Corporation (“Bridas”) and a 10% interest in the PSC of the Libra oilfield in Brazil, among which, the Company’s 50% interest in Bridas is accounted for by equity methods. As of the end of 2016, the Company’s reserves and daily production volume derived from South America reached 293.9 million BOE and 48,548 BOE/day, respectively, representing approximately 7.6% and 3.7% of the Company’s total reserves and daily production, respectively.

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

In 2016, under the low oil price environment, the Company sought balance between production and returns, enhanced operating efficiency, optimized operating plans and innovated development plans. The daily net production of Bridas averaged approximately 48,000 BOE/day. The downstream refinery maintains a high level of operation capacity and is implementing quality improvement project according to clean energy requirements of the government.

Brazil

The Company holds a 10% interest in the Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of about 1,550 km2 and water depth of about 2,000 meters.

In 2016, the Company drilled five appraisal wells in the Libra northwestern block which further increased the reserve.

Brazil is one of the world’s most important deepwater oil and gas development regions. The Company will fully leverage on the development opportunities of the Libra project in Brazil to seek a new driver for production growth.

Other Regions in South America

The Company also holds interests in several exploration and production blocks in Colombia and interests in Stabroek exploration block offshore Guyana.

Europe

The Company holds interests in several oil and gas fields such as Buzzard and Golden Eagle in the North Sea. As of the end of 2016, the Company’s reserves and daily production volume derived from Europe reached 81.8 million BOE and 104,473 BOE/day, respectively, representing approximately 2.1% and 8.0% of the Company’s total reserves and daily production, respectively.

United Kingdom

The Company’s asset portfolio in the North Sea consists of projects under production, development and exploration, mainly including: a 43.2% interest in the Buzzard oilfield, one of the largest oilfields in the North Sea, and a 36.5% interest in the Golden Eagle oilfield, making the Company the largest crude oil operator in the North Sea.

The United Kingdom is one of the Company’s key overseas areas, as several key projects such as Buzzard and Golden Eagle have contributed considerably to the Company’s production. In 2016, the net production of Buzzard oilfield averaged approximately 66,000 barrels per day. In the future, we will continue to intensify our efforts in the oil and gas development in the UK, and actively look for potential exploration and development blocks with potential in order to achieve a stable and sustainable development in the region.

Other Regions in Europe

The Company holds a license issued by the government of Iceland for carrying out oil exploration operations in the Norwegian Sea, Northeast Iceland. In 2016, the project is at exploration and appraisal stage and has preliminary completed the processing and interpretation of newly acquired 2D seismic data.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales price and average production cost (excluding ad valorem and severance taxes) in the years of 2014, 2015 and 2016.

	Net Production			Average Sales Price		Average Production Cost
	Total	Crude and Liquids	Gas	Crude and Liquids	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/Mmcf)	(US$/BOE)
2016
Offshore China
Bohai	477,380	455,002	134.3	—	—	—
Western South China Sea	144,835	98,351	273.9	—	—	—
Eastern South China Sea	213,835	182,848	185.9	—	—	—
East China Sea	12,273	3,177	54.6	—	—	—
Subtotal	848,322	739,378	648.7	42.88	6,663	6.36
Overseas
Asia (excluding China)	75,780	48,577	150.2	33.17	6,243	11.45
Oceania	26,107	4,278	111.4	40.97	3,176	7.57
Africa	80,297	80,297	—	42.90	—	5.72
North America (excluding Canada)	69,290	48,078	127.3	34.81	2,390	4.63
Canada	48,448	40,304	48.9	28.24	1,345	24.24
South America	926	926	—	32.48	—	8.14
Europe	104,473	98,672	34.8	41.78	4,061	6.83
Subtotal	405,320	321,131	472.5	38.00	3,815	9.23
Total	1,253,643	1,060,509	1,121.2	41.40	5,463	7.29
Equity method investees	49,280	22,592	155.0	—	—	—

2015
Offshore China
Bohai	500,719	477, 904	136.9	—	—	—
Western South China Sea	143,676	89,958	314.3	—	—	—
Eastern South China Sea	229,679	190,525	234.9	—	—	—
East China Sea	10,271	2,632	45.8	—	—	—
Subtotal	884,346	761,019	731.9	53.05	8,175	7.64
Overseas
Asia (excluding China)	70,987	45, 640	140.0	46.82	7,615	15.19
Oceania	21,673	3,350	93.5	53.40	3,166	8.19
Africa	83,677	83,677	—	51.01	—	6.42
North America (excluding Canada)	76,915	54,692	134.6	34.92	272	5.74
Canada	58,115	46,712	68.4	45.14	1,704	30.96
South America	1,110	1,110	—	40.81	—	10.73
Europe	110,842	103,258	45.5	51.61	5,843	10.62
Subtotal	423,319	338,440	482.1	47.21	3,704	12.38
Total	1,307,664	1,099,459	1,214.0	51.27	6,395	9.18
Equity method investees	50,357	24,588	149.6	—	—	—

2014
Offshore China

Bohai	426,913	403,927	137.9	—	—	—
Western South China Sea	138,972	80,493	341.7	—	—	—
Eastern South China Sea	163,970	141,166	136.8	—	—	—
East China Sea	5,678	1,206	26.8	—	—	—
Subtotal	735,533	626,791	643.3	98.19	7,573	9.73
Overseas
Asia (excluding China)	65,280	37,237	154.4	95.23	9,636	18.21
Oceania	26,092	4,297	111.2	100.08	3,163	9.41
Africa	76,838	76,838	—	96.91	—	9.19
North America (excluding Canada)	68,396	49,814	112.7	73.47	752	6.57
Canada	67,770	48,183	117.5	85.66	3,690	41.09
South America	1,058	1,058	—	86.36	5,120	14.80
Europe	96,370	87,918	50.7	97.79	7,206	12.69
Subtotal	401,804	305,345	546.6	91.62	5,120	16.45
Total	1,137,337	932,137	1,189.9	96.04	6,445	12.11
Equity method investees	47,640	23,510	140.2	—	—	—

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2014, 2015 and 2016.

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2016
Offshore China
Independent
Bohai	56	41	15	87.0	87.0	—
Western South China Sea	27	9	18	24.0	24.0	—
Eastern South China Sea	24	7	17	22.0	22.0	—
East China Sea	4	1	3	—	—	—
Subtotal	111	58	53	133.0	133.0	—
PSCs
Bohai	1	—	1	1.5	1.5	—
Western South China Sea	3	—	3	—	—	—
Eastern South China Sea	1	1	—	—	—	—
East China Sea	—	—	—	6.5	6.5	—
Subtotal	5	1	4	8.0	8.0	—
Overseas
Asia (excluding China)	—	—	—	10.5	10.5	—
Oceania	—	—	—	—	—	—
Africa	0.9	0.9	—	4.0	4.0	—
North America	0.3	—	0.3	55.66	55.66	—
South America	1.3	0.9	0.4	0.25	0.25	—
Europe	0.4	—	0.4	2.19	2.19	—
Subtotal	2.9	1.8	1.0	72.6	72.6	—

2015
Offshore China
Independent
Bohai	50	35	15	129	129	—
Western South China Sea	31	12	19	32	32	—
Eastern South China Sea	27	4	23	40	39	—
East China Sea	6	4	2	—	—	—
Subtotal	114	55	59	201	200	—
PSCs
Bohai	3	—	3	40.0	40.0	—
Western South China Sea	3	—	3	0.6	0.6	—
Eastern South China Sea	1	—	1	3.0	3.0	—
East China Sea	2	—	2	4.0	4.0	—
Subtotal	9	—	9	47.6	47.6	—
Overseas
Asia (excluding China)	—	—	—	20.4	20.4	—
Oceania	—	—	—	—	—	—
Africa	1.2	1.2	—	5.9	5.9	—
North America	0.5	—	0.5	174.4	174.4	—
South America	0.6	0.6	—	0.4	0.4	—
Europe	0.7	—	0.7	4	3	1
Subtotal	2.9	1.7	1.1	205.1	204.1	1
2014
Offshore China
Independent
Bohai	47	29	18	272	272	—
Western South China Sea	42	17	25	47	47	—
Eastern South China Sea	13	5	8	43	43	—
East China Sea	11	6	5	—	—	—
Subtotal	113	57	56	362	362	—
PSCs
Bohai	1	—	1	91.4	91.4	—
Western South China Sea	2	2	—	0.6	0.6	—
Eastern South China Sea	1	—	1	14.9	14.9	—
East China Sea	—	—	—	6.5	6.5	—
Subtotal	4	2	2	113.4	113.4	—
Overseas
Asia (excluding China)	1.3	0.1	1.2	11.1	11.1	—
Oceania	—	—	—	—	—	—
Africa	2.8	1.3	1.5	2.4	2.4	—
North America	1.0	0.1	0.9	365.8	365.8	—
South America	—	—	—	0.8	0.8	—
Europe	2.2	1.4	0.8	3.0	3.0	—
Subtotal	7.3	2.9	4.4	383.1	383.1	—

Present Activities

The following tables set forth our present activities as of December 31, 2016.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai	3.0	2.51	683	619.1
Western South China Sea	3.0	3.0	21	21
Eastern South China Sea	14.0	14.0	—	—
East China Sea	1.0	0.5	—	—
Subtotal	21.0	20.01	704	640.1
Overseas
Asia (excluding China)	2.0	1.7	1	1
Oceania	—	—	—	—
Africa	1.0	0.45	7	3.2
North America	36.0	12.33	—	—
South America	2.0	0.35	28	5.7
Europe	—	—	1	0.4
Subtotal	41.0	14.83	37	10.3

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2016.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Crude and Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai	2,108	1,730.1	27	27	2,636	2,636	43,068	43,068
Western South China Sea	308	287.4	81	76.5	1,941	1,941	73,388	73,388
Eastern South China Sea	421	376.7	39	22.1	2,643	2,643	55,424	55,424
East China Sea	21	8.2	69	31.8	85	85	85,413	85,413
Subtotal	2,858	2,402.2	216	157.4	7,305	7,305	257,293	257,293
Overseas
Asia (excluding China)	552	510.9	38	23.2	1,762	1,216	14,334	5,670
Africa	45	14.8	—	—	888	354	18,897	4,668
Oceania	—	—	53	2.8	3,240	172	41,766	25,140
North America	2,750	791.6	406	144	1,061	225	4,609	3,710
South America	4,604	909.1	429	86	5,604	1,121	29,799	7,505
Europe	70	30.8	1	0.4	89	38	18,568	12,979
Subtotal	8,021	2,257.1	927	256.1	12,643	3,125	127,973	59,672
Total	10,879	4,659.3	1,143	413.5	19,948	10,430	385,266	316,965

The gross acreage disclosed above includes the total number of acres in major blocks that we own an interest. The net acreage includes our wholly owned interests and the sum of our fractional interests in gross acreage.

Delivery Commitment

We have certain delivery commitments under the take-or-pay contracts for sales of natural gas. In 2016, the annual sales from our largest gas contract contributed to only approximately 3% of our total oil and gas sales and the total revenues from gas sales accounted for approximately 10.2 % of our total revenues in 2016. Moreover, the total gas quantities that are subject to delivery commitments under existing contracts or agreements are not significant to the Company. Therefore, we believe that we did not have any material delivery commitment as of the end of 2016.

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

The Company’s crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay by Renminbi. The Company currently sells three types of crude oil in China, namely, heavy crude, medium crude and light crude, which are benchmarked by Duri, Daqing, and Tapis, respectively, all of which are the benchmarking crude oil prices in the Far East. Beginning in 2017, the benchmark price for crude oil sold in China is changed to Brent. The Company’s major customers in China are Sinopec, PetroChina and CNOOC. The crude oil produced overseas and sold in the international markets is benchmarked at the Brent and WTI oil prices.

In 2016, affected by the sustaining low international oil prices, the Company’s realized oil prices declined significantly. In 2016, the Company’s average realized oil price was US$41.40/barrel, representing a decline of 19.3% year over year.

The table below sets forth the sales and marketing volumes in offshore China for each of these types of crude oil for the periods indicated.

	Year ended December 31,
		2014	2015	2016
Sales and Marketing Volumes (mmbbls)(1)	Benchmark Prices
Light Crude	PLATTS Tapis(2)	10.6	22.9	20.8
Medium Crude	Daqing OSP(3)	130.4	162.4	162.6
Heavy Crude	ICP Duri(4)	125.2	138.2	122.4

_____________________

(1)	Includes the sales volumes of us and our foreign partners under production sharing contracts.

(2)	Tapis is a light crude oil produced in Malaysia

(3)	Daqing official selling price. Daqing is a medium crude oil produced in northeast China

(4)	Duri is a heavy crude oil produced in Indonesia. The Indonesian crude price (“ICP”) Duri has been the sole benchmark price for heavy crude since 2006.

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

In 2016, the Company’s average realized natural gas price was US$5.46/mcf, representing a 14.6% decrease year over year, primarily due to the Chinese government’s onshore natural gas price reform in 2015, resulting in two decreases of overall prices in the onshore natural gas market in China. The Company gradually adjusted the sale prices for its major natural gas users through negotiation.

In China, the current oversupply of natural gas adversely affects the development, operation and income of the Company’s natural gas business. In view of the current natural gas market competition, the Company will coordinate the designs and approvals of relevant projects and the gas price negotiations with downstream users, with the aim of promoting the development of oil and gas fields under construction. Meanwhile, to cope with the current weak demand in specific regions, the Company will coordinate the price negotiations with downstream users to ensure the stable gas sales of producing oil and gas fields.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2014	2015	2016
Average Realized Prices
Crude and Liquids (US$/bbl)	96.04	51.27	41.40
Natural Gas (US$/mcf)	6.44	6.39	5.46

West Texas Intermediate (US$/bbl)	93.03	48.68	43.35

The international benchmark crude oil price, West Texas Intermediate, was US$53.72 per barrel as of December 31, 2016 and US$50.56 per barrel as of March 31, 2017.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2014	2015	2016
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	178,822	124,427	102,861
Revenues sourced outside the PRC	95,812	47,010	43,629
Total revenues	274,634	171,437	146,490
% of revenues sourced outside the PRC	34.9%	27.4%	29.8%

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

Research and Development

In 2016, the Company continued to implement its “technology-driven” strategy. It released and implemented the “Thirteenth Five-year” research and development plan and completed the top-level design of the “Thirteenth Five-year” key technology projects and top-level design for the establishment of research platform; continued to implement system for research coordination and strengthened the joint project development and mastering of core technology of different institutes. The Company actively initiated the “Quality and Efficiency Year 3.0” program. Through technological innovations, the Company was able to establish a solid foundation for reserve and production growth as well as cost control and efficiency enhancement. A series of research findings have been applied to increase production efficiency.

Major Scientific Project Development

In 2016, the Company focused on core business needs and undertook national oil and gas major projects and national key research and development programs. It continued to conduct core technological projects such as deep water oil and gas fields, offshore heavy oil fields and fields with low porosity and permeability. The “Geology theory and technology innovation on continental margin area in the north of South China Sea deep water and its important hydrocarbon discovery” was awarded National Scientific and Technological Progress Award (Second Class), while significant landmark achievements such as Differential Hydrocarbon Enrichment Mechanism of Active Fault Belts and the major Discovery of High Quality Oil Field Groups with Hundred Million Tons Reserves in Bohai, exploration technology and practice for large gas field in deep water area of Western South China Sea, Key Technology on infilling and optimization of clustering well pattern in offshore SZ36-1 oil fields, and key technology and application in enhanced oil recovery technology for offshore heavy oilfield by polymer flooding, which will provide technological support for the sustainable development of the Company.

Innovative Development of Key Technologies

Remarkable result was achieved in using key vector processing technologies for multi-component seismic data, with trial processing of the seismic data from two target areas of over 200 square kilometers in Bohai and Weixinan completed. Time-lapse Seismic Interpretation Technology was successfully applied in processing new data of the Xijiang 24-1 oil producing region. Operating efficiency was enhanced by key technological achievements such as intelligent zonal water injection technology on offshore oilfield and cuttings-carrying technology in highly deviated well drilling.

Health, Safety and Environmental Protection (“HSE”)

As always, the Company takes safety as top priority in its works. “Safety and environmental protection come first, people oriented and well-equipped facilities” have been regarded as the core values of health, safety and environmental protection (HSE). The Company constantly improves the systematic management of HSE work and nourishes a safety culture with characteristics of the Company, striving to provide a safe working environment for the Company and contractors and establishing first class management capability in safe production.

In 2016, the Company continued to improve HSE management, adhered to systematic management, completely upgraded the HSE internal control system and converted management documents covering overseas projects HSE and public health events and accidents into internal control system. In 2016, the Company strengthened safety supervising measures, implemented management and control of offshore production facilities according to the level of risks, established complete risk monitoring and control indicators including monitoring and control of major operating risks of well control and engineering construction, which effectively prevented major incidents. The Company also strengthened base-level frontline safety management, promoted the establishment of job responsibility list, improved the site patrol and inspection system and enhanced the protection ability in respect of safety production on site.

For offshore China, in 2016, the Company coordinated annual audit inspection to promote HSE management, organized and conducted HSE system review and special review of high risk contractors such as diving contractors and helicopter contractors. Special production safety inspections were also carried out and self-inspection was organized utilizing information system for units under the Company according to “Six Provisions on Work Safety Announcement” and the implementation of remedial measures was supervised.

In 2016, the Company comprehensively enhanced the risk prevention ability of systems by improving emergency response management mechanism, integrating emergency response management information systems, improving ICS system establishment and comprehensively strengthening emergency response training and exercises to minimize the impact of emergencies. Early warning and emergency handling were properly made all the times. There were 13 typhoons affecting the normal production during the year, and the Company successfully avoided personal injury and death by initiating typhoon emergency plan.

In 2016, the Company paid more attention to the safety management of base-level units and held an essay writing activity of “Safety Management at the Base-level.” We summed up and refined the safety management experience of base-level units, and publicized and promoted effective safety management measures.

In 2016, the Company intensified the coordinated management of energy saving and emission reduction, released “Development Plan of Energy Saving and Emission Reduction for the Next Five Year,” made a thorough survey on energy saving and emission reduction in units under the Company, developed carbon emission monitoring and verification techniques and endeavoured to reduce emission of greenhouse gases. The consolidated energy consumption was 2,710,300 tons of standard coal, consolidated energy consumption for unit oil and gas produced was 0.0470 ton standard coal/ton, and energy saving of 162,200 tons of standard coal was achieved for the year.

Overseas, the Company organized and conducted a HSE review of the Nexen headquarters in Calgary and Long Lake oil sands facilities in Canada and a safety review on the facilities and equipment evaluation of the Indonesian SES oilfield delayed project and pushed further ahead the establishment and improvement of HSE management plans for overseas projects of units under the Company.

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

The Company further strengthened safety in production, intensifying its efforts to identify and eliminate potential risks, giving special attention to preventing operational accidents in key and high-risk areas. It also improved the implementation of safety standards and deepened safety awareness across all levels of the organization. In 2016, the Company completed full system safety inspections, including the special supervision of safety production, a special safety check on storage tank fields and a year-end major check on safety production. For HSE risks in particular operating units, the Company organized special examinations. Through examinations and inspections, the Company effectively met CNOOC Limited’s management requirements, urged affiliated units to act in accordance with the law, and promoted the continuous improvement of HSE management. In 2016, 539 inspection teams were organized to conduct safety inspections in 1,027 working units, during which 10,498 hazards were discovered and eliminated.

Based on an in-depth analysis of the causes for major accidents and the key links in offshore production, the Company implemented risk-level-based management of offshore production facilities in accordance with relevant laws and regulations. It also promoted the construction of risk-level-based management information systems in downstream enterprises and established and improved risk monitoring indicators, including well-control event monitoring, major operation risk monitoring in engineering constructions, etc. Moreover, it established a list of post responsibilities, improved the site tour inspection system, and improved onsite safety production capabilities.

Based on hazard identification and risk analysis, the Company continued to improve its emergency management mechanisms. In 2016, the Company further refined the crisis management plan, integrated emergency management information systems, developed a mobile application for emergency management, improved the ICS system, and strengthened emergency drills to improve the system’s risk resistance and reduce the effect of emergencies to the greatest extent possible.

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

As of December 31, 2016, we have purchased a number of insurance policies with varying policy coverage and limits to meet our risk management requirements and cover our potential liabilities arising from accidents at any of our offshore and onshore locations. We maintain insurance for costs relating to property damage to our facilities, control of well including drilling relief wells, removal of wreck, pollution clean-up, liability for bodily injury and property damage to third parties. The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Extreme weather conditions may have a material adverse impact on us and could result in losses that are not covered by insurance.”

We have maintained varied insurance policies for our domestic assets and operational insurance policies and construction insurance policies, with different policy limits and deductibles. We also purchase operator’s extra-expense up to US$100 million and third-party liabilities insurance up to US$200 million for our working interests. As for deep-water wells, we are insured for our working interest up to US$250 million for costs related to control of the well. The deductible for each insurance policy mainly ranges from US$2 million to US$5 million for different types of insurance policies. For overseas operation and asstes, we are insured for amounts up to the replacement cost value of our assets for property damage and up to US$400 million for operators extra expense. Additionally, we purchase insurance covering liability for bodily injury and property damage to third parties with limits of up to US$485 million. This cover protects against liability that arises from sudden and accidental pollution or from other causes. For declared deep-water wells, we are insured for our working interest share of up to US$750 million for costs related to control of the well.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2014		2015		2016
	Rmb in millions	%	Rmb in millions	%	Rmb in millions	%
Exploration and production	223,741	81.5	149,582	87.3	125,611	85.7
Trading businesses	50,263	18.3	21,438	12.5	20,310	13.9
Corporate and elimination	630	0.2	417	0.2	569	0.4
Total operating revenues	274,634	100.0	171,437	100.0	146,490	100.0

We are mainly engaged in the exploration, development, production and sales of crude oil and natural gas primarily in offshore China. For the year ended December 31, 2016, approximately 70.2% of our total revenue was sourced in the PRC. Our overseas activities are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil and Australia, etc.

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

Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

·	Production tax at the rate of 5% on production under production sharing contracts;

·	VAT at the rates from 13% to 17% on taxable sales under independent oil and gas fields since May 1, 2016 under “Provisional Regulations on VAT of the PRC” and relevant detailed rules according to the “Circular on Certain Policies on the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax” (Cai Shui [2016] No.39), which replaced the production tax at the rate of 5% on production under independent oil and gas fields before May 1, 2016.

·	VAT at the rates from 3% to 17% on other income since May 1, 2016, which were subject to the business tax at rates from 3% to 5% or VAT at the rates from 3% to 17% before May 1, 2016.

·	The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

·	Resource tax (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived from oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts. The resource tax rate was changed from 5% to 6% since December 1, 2014;

·	Export tariff at the rate of 5% on the export value of petroleum oil;

·	City construction tax at the rates of 1% or 7% on the production tax, business tax and VAT paid;

·	Educational surcharge at the rate of 3% on the production tax, business tax and VAT paid; and

·	Local educational surcharge at the rate of 2% on the production tax, business tax and VAT paid.

We calculate our deferred tax to account for the temporary differences between our tax base, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting base, which is prepared in accordance with applicable financial reporting requirements. The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2014, 2015 and 2016, we had Rmb (14,312) million, Rmb 1,948 million and Rmb 19,174 million (US$2,761 million) respectively, in net deferred tax assets/(liabilities). See note 11 to our consolidated financial statements included elsewhere in this annual report.

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

Special Oil Gain Levy

In March 2006, the PRC government imposed a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales of locally produced crude oil by an oil exploration and production company at a price that exceeds US$40 per barrel. In December 2011, the PRC government increased the threshold of the special oil gain levy from US$40 per barrel to US$55 per barrel, with effect from November 1, 2011. In December 2014, the PRC government has decided to increase the threshold of the special oil gain levy from US$55 per barrel to US$65 per barrel, with effect from January 1, 2015. The special oil gain levy is collected on a quarterly basis. For the years ended December 31, 2014, 2015 and 2016 we incurred approximately Rmb 19,072 million, Rmb 59 million and nil for the Special Oil Gain Levy.

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

Production Sharing Formula. A chart illustrating the production sharing formula under our PSCs is shown below.

Percentage of annual gross production	Allocation
5.0%	Production tax payable to the PRC government(1)

62.5%	For the payment of resource tax and recovery:
1. Resource tax(2) payable to the PRC government

2. Cost recovery oil allocated according to the following priority:

(1) recovery of current year operating costs by us and foreign partner(s);

(2) recovery of current year abandonment costs accrued by us and foreign partner(s) ;

(3) recovery of earlier exploration costs by foreign partner(s) or us (if any); and

(4) recovery of development costs and deemed interest by us and foreign partner(s) based on participating interests.

3. Any excess after the payment of resource tax and recovery of costs mentioned above allocated to the remainder oil.

32.5%(3)

Remainder oil allocated according to the following formula:

1. (1-X) multiplied by 32.5% represents share oil payable to the PRC government; and

2. X multiplied by 32.5% represents remainder oil distributed according to each partner’s participating interest.

____________

(1)	In this annual report and in our consolidated financial statements included elsewhere in this annual report, references to production tax on oil and gas produced offshore China are the value-added tax set out in our PSCs offshore China.

(2)	For PSCs that came into effect prior to November 1, 2011, instead of resource tax, royalties (with the rate ranging from 0.0%-12.5% of the annual gross production, depending on the annual gross production of the oilfield) shall be paid to the PRC government.

(3)	The ratio “X” is agreed in each PSC based on commercial considerations and ranges from 8% to 100%..

We calculate and pay oil and gas production tax and royalty (or resource tax) to the PRC government on a monthly basis and make adjustments for any overpayment or underpayment at the end of the year. The foreign partners have the right to either take possession of their allocable remainder oil for sale in the international market, or entrust us to sell such crude oil on their behalf in the PRC market.

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

Our subsidiaries domiciled outside of the PRC are subject to income tax rates ranging from 10% to 50%.

Environmental Regulation

Our operations are required to comply with various applicable environmental laws and regulations, including PRC laws and regulations administered by the State Oceanic Administration and national and local environmental protection bureaus for our operations in China. The Marine Environment Protection Law of PRC was amended and came into effect on November 7, 2016. Such amended Marine Environment Protection Law strengthens the marine environment protection regulation system including but not limited to the regional restricted approval system of environmental impact assessment, provides marine ecological protection compensation system. We therefore face more stringent environmental supervision and law enforcement environment.

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

The PRC and overseas environmental laws require offshore petroleum investors to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2014, 2015 and 2016 of approximately Rmb 52,889 million, Rmb 50,063 million and Rmb 50,888 million (US$7,329 million), respectively.

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

Employees and Employee Benefits

During the years ended December 31, 2014, 2015 and 2016, we employed 21,046 persons, 20,585 persons and 19,718 persons, respectively. Of the 19,718 employees we employed as of December 31, 2016, approximately 74.9 % were involved in oil exploration, development and production activities, approximately 3.4 % were involved in accounting and finance work and the remainder were senior management and others. Part of the workers for the operation of the oil and gas fields, maintenance and ancillary service are hired on a contract basis.

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

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations. We devote significant resources to train our employees. During 2016, we held 64 core training workshops, which were attended by approximately 3,654 person-times of participants. To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market. In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

C.	Organizational Structure

CNOOC indirectly owned or controlled an aggregate of approximately 64.44% of our shares as of March 31, 2017. Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly wholly-owned subsidiaries as of March 31, 2017 and notes our significant indirectly-held subsidiaries.

_______________

(1)	Overseas Oil & Gas Corporation, Ltd. also directly owns five shares of our company.

(2)	Owner of our overseas interests in oil exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited, CNOOC SES Ltd. , CNOOC Muturi Limited, CNOOC NWS Private Limited, CNOOC Exploration & Production Nigeria Limited, CNOOC Iraq Limited, CNOOC Canada Energy Ltd., CNOOC Uganda Ltd, Nexen Energy ULC, Nexen Petroleum U.K. Limited, Nexen Petroleum Nigeria Limited, OOGC America LLC, Nexen Petroleum Offshore U.S.A. Inc., Nexen Oil Sands Partnership, CNOOC PETROLEUM BRASIL LTDA, CNOOC Nexen Finance (2014) ULC, CNOOC Finance (2015) U.S.A. LLC and CNOOC Finance (2015) Australia Pty Ltd.

(3)	Owner of substantially all of our PRC oil exploration and production businesses, operations and properties, including our indirect wholly-owned subsidiary CNOOC Deepwater Development Limited.

(4)	Business vehicle through which we engage in sales and marketing activities in the international markets.

(5)	Includes CNOOC Finance (2003) Limited, CNOOC Finance (2011) Limited, CNOOC Finance (2012) Limited and CNOOC Finance (2013) Limited, all of which are our financing vehicles. These finance companies are our wholly owned subsidiaries with the Company as their sole corporate director.

d.	Property, plants and equipment

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

Sustained lower commodity prices may reduce revenue, earnings and liquidity, negatively impact the economics of estimated proved reserves quantities, and result in impairment. When the oil price forecasts of authoritative and independent institutions are revised to a significantly lower level than the Company’s projection, the Company’s oil and gas properties may face the risk of impairment. If oil and natural prices did not rise to the prices used in the Company’s internal price forecasts, there would be potential impact on the economics of the estimated proved reserves. Since the negative effect of lower oil price may be partially or completely offset by effective cost controls and efficiency enhancement, the estimated proved reserves quantities may not decrease proportionately with the decline in commodity prices. However, the price is not the sole or determining factor affecting the liquidity, capital resources and operating results of the Company. In particular, the Company believes that it has adequate resources of short- and long-term funding because (i) the Company has sufficient cash and cash equivalents, readily realizable financial assets and time deposits on hand, and (ii) the Company also enjoys a sound credit rating and has the ability to access financing.

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

	Year ended December 31,
	2014	2015	2016
Average net realized prices:
Crude oil (US$ per bbl)	96.04	51.27	41.40
Natural gas (US$ per mcf)	6.44	6.39	5.46

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

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2014	2015	2016
Net production of crude oil (bbl/day)(1)	955,647	1,124,047	1,083,101
Net production of natural gas (mmcf/day)(1)	1,330.1	1,363.6	1,276.2

_______________

(1)	Including our interest in equity method investees.

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

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with our anticipated drilling plan, changes in our capital costs and operating expense assumptions, which we expect to decrease further as a result of sustained lower commodity prices, and the discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to, but are not limited to, the risk factors referred to in “Item 3.D. Risk Factors.” The complex economic outlook may also materially and adversely affect the Company’s key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

Although it is not reasonably practicable to quantify the impact of future impairment charges at this time, our results of operations could be materially and adversely affected for the period in which impairment charges are incurred.

The sensitivity analysis for the impairment testing involves estimates and judgments to consider numerous assumptions comprehensively. Those assumptions interact on each other and interrelate with each other complexly and do not have fixed patterns along with the changes in price. Accordingly, the Company believes that the preparation of the sensitivity analysis for the impairment testing will be impracticable. Changes in assumptions could affect impairment charges and reversals in income statement, and the carrying amounts of assets in balance sheet.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

·	when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit or loss nor taxable profit or loss; and

·	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in a joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

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

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2014		2015		2016
	(Rmb in millions, except percentages and production data )
Revenues:
Oil and gas sales:
Crude oil	200,991	73.2%	128,929	75.2%	106,448	72.7%
Natural gas	17,219	6.3%	17,668	10.3%	14,877	10.1%
Total oil and gas sales	218,210	79.5%	146,597	85.5%	121,325	82.8%

Marketing revenues	50,263	18.3%	21,422	12.5%	20,310	13.9%
Other income	6,161	2.2%	3,418	2.0%	4,855	3.3%
Total revenues	274,634	100%	171,437	100%	146,490	100%

Net production (million BOE)(1):
Crude oil	348.8	80.6%	410.3	82.8%	396.4	83.1%
Natural gas	83.7	19.4%	85.4	17.2%	80.5	16.9%
Total net production	432.5	100%	495.7	100%	476.9	100%

____________

(1)	Including our interest in equity method investees.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated statement of profit or loss and other comprehensive income as a percentage of total revenues:

	Year ended December 31,
	2014	2015	2016
Operating Revenues:
Oil and gas sales	79.5%	85.5%	82.8%
Marketing revenues	18.3%	12.5%	13.9%
Other income	2.2%	2.0%	3.3%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(11.4)%	(16.5)%	(15.8)%
Taxes other than income tax	(4.3)%	(6.3)%	(4.7)%
Exploration expenses	(4.2)%	(5.8)%	(5.0)%
Depreciation, depletion and amortization	(21.2)%	(42.8)%	(47.0)%
Special oil gain levy	(6.9)%	0.0%	0.0%
Impairment and provision	(1.5)%	(1.6)%	(8.3)%
Crude oil and product purchases	(17.4)%	(11.6)%	(13.0)%
Selling and administrative expenses	(2.4)%	(3.3)%	(4.4)%
Others	(1.2)%	(1.8)%	(3.3)%
Total expenses	(70.5)%	(89.8)%	(101.6)%

Interest income	0.4%	0.5%	0.6%
Finance costs	(1.7)%	(3.6)%	(4.3)%
Exchange gain, net	0.4%	(0.1)%	(0.5)%
Investment income	1.0%	1.4%	1.9%
Share of profits of associates	0.1%	0.1%	(0.4)%
Share of profits/(losses) of a joint venture	0.3%	1.0%	0.4%
Non-operating income/(expenses), net	0.2%	0.4%	0.4%
Profit before tax	30.0%	10.0%	(3.6)%
Income tax expense	(8.1)%	1.8%	4.0%
Profit for the year	21.9%	11.8%	0.4%

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

2016 versus 2015

Consolidated net profit

Our consolidated net profit decreased 96.9% to Rmb 637 million (US$91.7 million) in 2016 from Rmb 20,246 million in 2015, primarily as a result of the decrease in profitability under the low international oil price environment and impairment charge.

Revenues

Our oil and gas sales, realized prices and sales volume in 2016 are as follows:

	2016	2015	Change	Change (%)

Oil and gas sales (Rmb million)	121,325	146,597	(25,272)	(17.2)%
Crude and liquids	106,448	128,929	(22,481)	(17.4)%
Natural gas	14,877	17,668	(2,791)	(15.8)%
Sales volume (million BOE)*	458.3	480.1	(21.8)	(4.5)%
Crude and liquids (million barrels)	387.6	404.0	(16.4)	(4.1)%
Natural gas (bcf)	410	444	(34)	(7.5)%
Realized prices
Crude and liquids (US$/barrel)	41.40	51.27	(9.87)	(19.3)%
Natural gas (US$/mcf)	5.46	6.39	(0.93)	(14.6)%
Net production (million BOE)	476.9	495.7	(18.8)	(3.8)%
China	311.1	323.4	(12.3)	(3.8)%
Overseas	165.8	172.3	(6.5)	(3.8)%
* Excluding our interest in equity-accounted investees.

In 2016, our net production was 476.9 million BOE (including our interest in equity-accounted investees), representing a decrease of 3.8% from 495.7 million BOE in 2015, mainly due to the quality improvement and efficiency enhancement, and the optimization of production plan under the low oil price environment. In addition, the wildfire in Canada caused production suspension brought further decrease in production. The decrease in crude and liquids sales was primarily due to lower realized oil prices and sales volume in 2016 compared to 2015. The decrease in natural gas sales was primarily due to lower China government state-prescribed price and decrease in downstream demand.

Operating expenses

Our operating expenses decreased 18.2% to Rmb 23,211 million (US$3,343.1 million) in 2016 from Rmb 28,372 million in 2015, attributable from effective cost control. The operating expenses per BOE decreased 14.9% to Rmb 50.6 (US$7.29) per BOE in 2016 from 59.4 (US$9.18) per BOE in 2015. Operating expenses per BOE offshore China decreased 10.9% to Rmb 44.1 (US$6.36) per BOE in 2016 from Rmb 49.5 (US$7.64) per BOE in 2015. Overseas operating expenses per BOE decreased 20.1% to Rmb 64.1 (US$9.23) per BOE in 2016 from Rmb 80.2 (US$12.38) per BOE in 2015.

Taxes other than income tax

Our taxes other than income tax decreased 35.6% to Rmb 6,941 million (US$999.7 million) in 2016 from Rmb 10,770 million in 2015. The decrease was mainly due to the decrease in oil and gas revenue. In addition, the transfer from 5% production tax to regular VAT in independent oil and gas fields in China brought further decrease.

Exploration expenses

Our exploration expenses decreased 25.7% to Rmb 7,359 million (US$1,059.9 million) in 2016 from Rmb 9,900 million in 2015, due to the dry hole expense decreased significantly compared to 2015 under strengthening intensify of exploration appraisal during the year and reducing the proportion of high risk and high cost wells. Meanwhile, the seismic expense decreased as compared to 2015 under the circumstance of increasing workload of 3D seismic data collection, resulting from continued strengthening of geological research and improvement in the operation standards.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization decreased 6.2% to Rmb 68,907 million (US$9,924.7million) in 2016 from Rmb 73,439 million in 2015, resulting from the decrease of production volume. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 0.2% to Rmb 146.8 (US$21.14) per BOE in 2016 from Rmb 146.4 (US$22.61) per BOE in 2015.

The dismantlement-related depreciation, depletion and amortization costs decreased 55.7 % to Rmb 1,569 million (US$226.0 million) in 2016 from Rmb 3,545 million in 2015. Our average dismantling costs per BOE decreased 54.0% to Rmb 3.42 (US$0.49) per BOE in 2016 from Rmb 7.43 (US$1.15) per BOE in 2015, primarily due to the fact that the expected dismantlement costs in independent oil and gas fields no longer included the relevant taxes after the replacement of business tax with VAT in China.

Impairment, provision and write off

Our impairment and provision increased 343.2% to Rmb 12,171 million (US$1,753.0 million) in 2016 from Rmb 2,746 million in 2015. In 2016, certain oil and gas properties located in North America, Europe and Africa were impaired, which was reflected by the revision of the estimation for the oil price forecast and the adjustment in operating plan for oil sand assets in Canada. Meanwhile, the Company wrote off certain oil and gas assets in North America due to the expired lease contracts. Approximately Rmb 823 million was included in the exploration expenses, and Rmb 605 million was included in the depreciation, depletion and amortization charge, respectively. Please refer to Note 14 to the Consolidated Financial Statement of this annual report. In addition, the Company had an approximately Rmb 1,403 million bad debt provision, which was classified as impairment and provision due to risk associated with the collection of Nigeria trade receivable. Please refer to Note 7 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses increased 13.8 % to Rmb 6,493 million (US$935.2million) in 2016 from Rmb 5,705 million in 2015 due to the increasing of transportation costs in North America resulting from technology improvement of some production facilities. Our selling and administrative expenses per BOE increased 18.4% to Rmb 14.15 (US$2.04) per BOE in 2016 from 11.95 (US$1.85) per BOE in 2015.

Exchange losses, net

Our net exchange losses increased 452.4% to Rmb 790 million (US$113.8 million) in 2016 from Rmb 143 million in 2015, primarily as a result of the increase in exchange losses as a result of Rmb, GBP and CAD fluctuation against the US dollars.

Investment income

Our investment income increased 15.7% to Rmb 2,774 million (US$399.5 million) in 2016 from Rmb 2,398 million in 2015, primarily attributable to the increase in return on corporate wealth management products and money market funds held by the Company.

Share of (losses)/profits of associates and a joint venture

Our share of losses of associates and a joint venture changed 104.0% to Rmb 76 million (US$10.9 million) in 2016, while in 2015 we shared profits of Rmb 1,903 million, primarily attributable to losses from sales of shares of Northern Cross (Yukon) Limited located in Canada and decreases in profitability of some associates and a joint venture due to continuous decline in oil price.

Income tax credit

Our income tax credit increased 89.7% to Rmb 5,912 million (US$851.5 million) in 2016 from Rmb 3,116 million in 2015, mainly because of an increase in deferred tax credit recognized on temporary differences and tax losses in overseas and a decrease in income tax expense due to decreased profit in China. In addition the UK government reduced the combined income tax rate on North Sea oil and gas activities from 50% to 40% and resulted in a one-time reversal of net deferred tax liability.

2015 versus 2014

Consolidated net profit

Our consolidated net profit decreased 66.4% to Rmb 20,246 million in 2015 from Rmb 60,199 million in 2014, primarily as a result of the decrease in profitability under the low international oil price environment.

Revenues

Our oil and gas sales, realized prices and sales volume in 2015 are as follows:

	2015	2014	Change	Change (%)

Oil and gas sales (Rmb million)	146,597	218,210	(71,613)	(32.8)%
Crude and liquids	128,929	200,991	(72,062)	(35.9)%
Natural gas	17,668	17,219	449	2.6%
Sales volume (million BOE)	480.1	415.6	64.5	15.5%
Crude and liquids (million barrels)	404.0	340.6	63.4	18.6%
Natural gas (bcf)	444	435	9	2.1%
Realized prices
Crude and liquids (US$/barrel)	51.27	96.04	(44.77)	(46.6)%
Natural gas (US$/mcf)	6.39	6.44	(0.05)	(0.8)%
Net production (million BOE)	495.7	432.5	63.2	14.6%
China	323.4	269.1	54.3	20.2%
Overseas	172.3	163.4	8.9	5.4%

In 2015, our net production was 495.7 million BOE (including our interest in equity-accounted investees), representing an increase of 14.6% from 432.5 million BOE in 2014, benefitting from the commencement of production of new oil and gas fields in offshore China. The decrease in crude and liquids sales was primarily due to significantly lower realized oil prices in 2015, which was partially offset by the increase in sales volume.

Operating expenses

Our operating expenses decreased 9.0% to Rmb 28,372 million in 2015 from Rmb 31,180 million in 2014, and the operating expenses per BOE decreased 20.9% to Rmb 59.4 per BOE in 2015 from Rmb 75.1 per BOE in 2014, attributable from effective cost control and large increase in production. Operating expenses per BOE offshore China decreased 18.0% to Rmb 49.5 per BOE in 2015 from Rmb 60.4 per BOE in 2014. Overseas operating expenses per BOE decreased 21.4% to Rmb 80.2 per BOE in 2015 from Rmb 102.1 per BOE in 2014.

Taxes other than income tax

Our taxes other than income tax decreased 9.1% to Rmb 10,770 million in 2015 from Rmb 11,842 million in 2014. The decrease was mainly due to the decrease in oil and gas revenue.

Exploration expenses

Our exploration expenses decreased 14.1% to Rmb 9,900 million in 2015 from Rmb 11,525 million in 2014, among which dry hole expense decreased 16.7% to Rmb 4,740 million in 2015 from Rmb 5,686 million in 2014, due to the decrease of exploration expenditure, less high-cost wells and less wells expenses which were written off according to subsequent reserve evaluation. Meanwhile, the seismic expense decreased as compared to 2014, resulting from the continuing efforts in lowering costs and enhancing efficiency under the circumstance of decreasing exploration expenditure budget.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 26.0% to Rmb 73,439 million in 2015 from Rmb 58,286 million in 2014. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 11.8% to Rmb 146.4 per BOE in 2015 from Rmb 130.9 per BOE in 2014, primarily as a result of the increased proportion of production of new oil and gas fields and adjustment projects in offshore China and North Sea in UK in recent years, which were developed under the environment of increasing prices of raw materials and services over the past few years. Meanwhile, the commencement of production of new development wells of shale oil and gas in the U.S. further increased the amortization rate per BOE.

The dismantlement-related depreciation, depletion and amortization costs decreased 10.3% to Rmb 3,545 million in 2015 from Rmb 3,951 million in 2014. Our average dismantling costs per BOE decreased 22.0% to Rmb 7.43 per BOE in 2015 from Rmb 9.52 per BOE in 2014, primarily due to the decrease of the expected value of asset retirement obligations of producing oil and gas fields, which was estimated based on current services price. Under the environment of reducing capital expenditure in upstream industry, the service price of projects constructions and drilling wells decreased.

Special Oil Gain Levy

Our Special Oil Gain (SOG) Levy decreased 99.7% to Rmb 59 million in 2015 from Rmb 19,072 million in 2014, primarily as a result of our decreased realized oil price in offshore China and the Chinese government increased the threshold of the SOG levy to US$65 with effect from 1 January 2015.

Impairment, provision and write off

Our impairment and provision decreased 33.3% to Rmb 2,746 million in 2015 from Rmb 4,120 million in 2014. In 2015, certain oil and gas properties located in China, North America, South America and Africa were impaired, which was reflected by the impact of near term lower price. In addition, the Company wrote off some shale oil and gas assets in North America and certain unproved properties in Canada. Approximately Rmb 1,400 million was included in the depreciation, depletion and amortization charge of the year, and approximately Rmb 461 million was included in the exploration expenses, respectively. The reason is that the leasehold contracts of these blocks were overdue, and the Company withdraw from these blocks by considering lower economy of the project and falling short of expectation of the exploration result. Please refer to Note 15 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses decreased 13.7% to Rmb 5,705 million in 2015 from Rmb 6,613 million in 2014. Our selling and administrative expenses per BOE decreased 24.9% to Rmb 11.95 per BOE in 2015 from Rmb 15.93 per BOE in 2014. Such decreases were primarily due to lower expense resulting from the Company’s partial marketing business restructuring and Company’s vigorous efforts in lowering costs and enhancing efficiency in this year.

Finance costs/Interest income

Our finance costs increased 28.2% to Rmb 6,118 million in 2015 from Rmb 4,774 million in 2014, primarily due to the increased interest expense from new issuance of guaranteed notes. Our interest income decreased 18.6% to Rmb 873 million in 2015 from Rmb 1,073 million in 2014, primarily due to the reduced deposit scale under the declining market interest rate environment.

Exchange gains, net

Our net exchange losses changed 113.6% to Rmb 143 million in 2015, compared with exchange gains Rmb 1,049 million in 2014, primarily as a result of the increase in exchange loss as a result of Rmb, GBP and CAD fluctuation against the US dollars.

Investment income

Our investment income decreased 10.7% to Rmb 2,398 million in 2015 from Rmb 2,684 million in 2014, primarily attributable to the decline in market rate of return on investment which was caused by the continuously decline interest rates promulgated by the People’s Bank of China.

Share of profits of associates/a joint venture

Our share of profits of associates/a joint venture increased 89.2% to Rmb 1,903 million in 2015 from Rmb 1,006 million in 2014, primarily attributable to the increase in profitability of joint venture resulting from local finance and tax benefit.

Income tax expense

Our income tax credit changed 114.0% to Rmb 3,116 million in 2015, compared with income tax expense of Rmb 22,314 million in 2014, mainly because the UK government decreased the combined income tax rate on North Sea oil and gas activities from 62% to 50% and resulted in a one-time reversal of net deferred tax liability. In addition, the lower profitability of overseas operations due to decreased oil prices resulted in a further decline in income tax expense. The effective tax rate changed to 18.2% in 2015 from 27.0% in 2014.

B.	Liquidity and Capital Resources

Our primary source of cash during 2016 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(Rmb in millions)
Cash generated from (used for):
Operating activities	110,508	80,095	72,863
Investing activities	(90,177)	(76,495)	(27,953)
Financing activities	(19,486)	(6,893)	(43,240)
Net increase/(decrease) in cash and cash equivalents	845	(3,293)	1,670

Cash Generated from operating activities

The cash inflow from operating activities decreased 9.0% to Rmb 72,863 million (US$10,494.5 million) in 2016 from Rmb 80,095 million in 2015, primarily attributable to the decrease in oil and gas sales cash inflows caused by the decline in international oil price.

Cash Used in Investing Activities

In 2016, our capital expenditure (excluding acquisition) decreased 24.1% to Rmb 51,347 million (US$7,395.5 million) from 2015, because the Company reduced its capital expenditure on the basis of improving quality and efficiency in response to the challenges of low oil prices. Our development expenditures in 2016 were primarily related to the capital expenditure of offshore China, block in offshore Nigeria, deep-water Gulf of Mexico and Iraq technical service contract project, as well as the expenses incurred for improving recovery factors of the oilfields in production. The Company had no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of other financial assets of Rmb 62,900 million (US$9,059.5 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of other financial assets in the amount of Rmb 81,675 million (US$11,763.6 million), and the decrease in our time deposits with maturity over three months in the amount of Rmb 1,180 million (US$170.0 million).

Cash Used in Financing Activities

In 2016, the increase in net cash outflow from financing activities was mainly due to the repayment of bank borrowings of Rmb 23,412 million (US$3,372.0 million) and Rmb 4,866 million (US$700.8 million) from the repayment of guaranteed notes and the cash outflow of the distribution of dividends of Rmb 14,153 million (US$2,038.5 million), partially offset by the proceeds from bank loans of Rmb 4,293 million (US$618.3 million).

At the end of 2016, our total interest-bearing outstanding debt was Rmb 150,476 million (US$21,673.1 million), compared to Rmb164,645 million at the end of 2015. The decrease in debt in 2016 was primarily attributable to repayment of bank loans and guaranteed notes. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 28.2%, lower than that of 29.9% in 2015. The main reason for the decrease was the decreased scale of interest-bearing debts.

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt (including the current portion) outstanding as of December 31, 2016.

	Debt maturities (principal only)
	Original currency	Total Rmb equivalents	Total US$ equivalents
Due by December 31,	US$
	(in millions, except percentages)
2017	1,342.1	9,318.2	1,342.1
2018-2019	1,113.9	7,733.6	1,113.9
2020-2021	3,043.7	21,132.7	3,043.7
2022 and beyond	13,823.2	95,974.3	13,823.2
Total	19,322.9	134,158.8	19,322.9
Percentage of total debt	92.8%	92.8%	92.8%

As of December 31, 2016, we had total foreign currency debt of US$20,830 million, all of which is in U.S. dollars. As of March 31, 2017, we had total foreign currency debt of US$21,192 million, all of which is in U.S. dollars.

As of December 31, 2016, we had unutilized banking facilities amounting to approximately Rmb 60,697 million (US$8,742 million) as compared to Rmb 60,912 million as of December 31, 2015.

In 2014, 2015 and 2016, we paid dividends totaling Rmb 20,216 million, Rmb 20,419 million and Rmb 14,245 million (US$2,052 million) (before PRC withholding tax deducted), respectively. The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2017. However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our future prospects largely depend on our capital expenditures, which are subject to various risks.”

Capital Expenditures

For 2017, we have budgeted Rmb 60-70 billion for capital expenditures for exploration and development. The following table sets forth the Company’s actual or budgeted capital expenditures on an accrual basis for the periods indicated.

	Year ended December 31,
	2014(1)	2015(1)	2016(1)	2017(1)(2)	2016(1)
	(Rmb million)				(US$ million)
China
Development	49,128	25,187	15,048	26,163	2,167
Exploration	13,718	9,515	6,205	8,167	894
Subtotal	62,845	34,702	21,253	34,330	3,061
Overseas
Development	33,403	25,957	24,516	28,486	3,531
Exploration	9,455	5,201	2,964	3,848	427
Subtotal	42,858	31,158	27,480	32,334	3,958
Total	105,704	65,860	48,733	66,664	7,019

___________

(1)	Capitalized interests were not included, and it was Rmb 1,842 million, Rmb 1,385 million and Rmb 1,430 million in 2014, 2015 and 2016, respectively.

(2)	Figures for 2017 represent our budgeted capital expenditures.

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

Holding Company Structure

We are a holding company. Our entire oil and gas exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly owned subsidiary in the PRC. Our oil and gas exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, or owned and conducted by Nexen Energy ULC, a wholly-owned subsidiary of the Company located in Canada, or directly owned by our company itself. International sales of crude oil and natural gas are conducted by China Offshore Oil (Singapore) International Pte Ltd, our wholly owned subsidiary incorporated in Singapore. Nexen Energy ULC sells its crude oil and synthetic oil to international markets separately. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation. For example, legal restrictions in the PRC permit payment of dividends only out of profit determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, CNOOC China Limited should set aside a portion of its profit each year to fund certain reserve funds until the total amount of such funds is up to 50% of the registered capital of CNOOC China Limited. These reserves are not distributable as cash dividends.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 2.0%, 1.4% and 3.0% in 2014, 2015 and 2016, respectively. Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Impact of Recently Issued Accounting Standards

IFRS and HKFRS

We have adopted the IFRS as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2016 have been prepared in due compliance with both IFRS and HKFRS. The accounting policies adopted are consisted with those of the year ended December 31, 2015, except for the first time adoption of the amendments to IFRS/HKFRS effective for the Group's financial year beginning on January 1, 2016 (the “Amendments”). The adoption of those Amendments upon their effective dates has had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of the Group.

Besides, a number of new and revised IFRSs and HKFRSs have been issued and would become effective for annual periods beginning on or after January 1, 2017. For details, please refer to notes 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4—Information on the Company—Business Overview—Research and Development”, “Item 4—Information on the Company—Business Overview—Patents and Trademarks”.

D.	Trend Information

Looking forward to 2017, the global economy will continue to recover slowly and international oil prices will stay low despite of a certain rebound. The external operating environment is likely to remain tough. In spite of this, the Company remains confident and persistent. We will further strengthen our operating strategies, which include: balancing short-, mid- and long-term development; maintaining prudent financial policy and improving capital efficiency; and optimizing the structure of its asset portfolio and focusing more on the returns of assets.

In 2017, the capital expenditure of the Company will be Rmb 60-70 billion. To maintain its competitive financial position, the Company will continue to stress on effectiveness, enhance investment return, strengthen cost controls and focus on cash flow management. Our production target for 2017 is 450-460 million BOE with five new projects to come on stream. Meanwhile, the Company will maintain its high standards in health, safety and environmental protection.

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

None.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth information regarding our contractual obligations as of December 31, 2016.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million
Long-term debt obligations(1)	134,159	9,318	7,734	21,133	95,974
Operating lease obligations	13,017	2,695	2,711	1,769	5,842
Provision for dismantlement(2)	50,888	462			50,426
Total	198,064	12,475	10,445	22,902	152,242

____________

(1)	The amount of long-term debt obligations represents the principal of the long-term debt obligations.

(2)	Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2014, 2015 and 2016, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2014	2015	2016
	Rmb million	Rmb million	Rmb million
Contracted, but not provided for	39,630	51,296	46,515
Authorized, but not contracted for	115,269	91,112	113,223

G.	Safe Harbor

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

In accordance with Hong Kong law and our articles of association, our affairs are managed by our Board, which has nine members, including two executive directors, three non-executive directors and four independent non-executive directors as of April 18, 2017. Hua Yang was re-designated as Executive Director and appointed as Chief Executive Officer and Guangyu Yuan was appointed as Executive Director and President both with effect from June 15, 2016. Fanrong Li resigned as Executive Director, Chief Executive Officer and President with effect from June 15, 2016. Guangqi Wu was re-designated as Non-executive Director and also resigned as the Compliance Officer of the Company with effect from June 15, 2016. Jian Liu was appointed as Vice Chairman and Non-executive Director with effect from December 20, 2016. Bo Lv resigned as Non-executive Director with effect from December 20, 2016. Guangyu Yuan resigned as the President and was appointed as the Chief Executive Officer with effect from April 18, 2017. Keqiang Xu was appointed as Executive Director and President of the Company with effect from April 18, 2017. Hua Yang resigned as Chief Executive Officer and was re-designated as Non-executive Director with effect from April 18, 2017.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position
Guangyu Yuan	1959	Executive Director and Chief Executive Officer (appointed as Chief Executive Officer and resigned as President effective April 18, 2017)

Xu Keqiang	1971	Executive Director and President (effective April 18, 2017)

Fanrong Li	1963	Executive Director, Chief Executive Officer and President (resigned effective June 15, 2016)

Hua Yang	1961	Chairman of the Board and Non-executive Director (re-designated as Non-executive Director and resigned as Chief Executive Officer effective April 18, 2017)

Jian Liu	1958	Vice Chairman and Non-executive Director (effective December 20, 2016)

Guangqi Wu	1957	Non-executive Director (re-designated as Non-executive Director and resigned as Compliance Officer effective June 15, 2016)

Bo Lv	1962	Non-executive Director (resigned effective December 20, 2016)

Sung Hong Chiu	1947	Independent Non-executive Director

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Kevin G. Lynch	1951	Independent Non-executive Director

Wei Chen	1958	Executive Vice President, General Counsel and Compliance Officer (appointed as General Counsel and Compliance Officer effective May 2016)

Weilin Zhu	1956	Executive Vice President (retired effective May 2016)

Bi Chen	1961	Executive Vice President (resigned effective May 2016)

Yuhong Xie	1961	Executive Vice President and General Manager of Exploration Department (effective May 2016)

Yong Li	1963	Executive Vice President and General Manager of CNOOC China Limited Tianjin Branch (effective June 2016)

Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited Zhanjiang Branch

Hua Zhong	1960	Chief Financial Officer

Yunhua Deng	1963	Deputy Chief Exploration Engineer and Deputy Director of Beijing Research Center of CNOOC China Limited

Lisong Song	1957	Chief Safety Official and General Manager of the Quality, Health, Safety and Environmental Protection Department (effective September 2016)

Zaisheng Liu	1962

Vice President (effective February 2017);

Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited (from April 2016 to November 2016)

Zongjie Qiu	1958	Vice President and General Manager of Development and Production Department (effective February 2017)

Jiewen Li	1965	Joint Company Secretary and General Manager (Director) of Investor Relations Department (Office for the Board of Directors)

May Sik Yu Tsue	1973	Joint Company Secretary

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

Executive Directors

Guangyu Yuan Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In January 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch, a subsidiary of the Company. Mr. Yuan also serves as the Director and General Manager of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. He was appointed as the Chairman of CNOOC International Limited with effect from June 15, 2016. Mr. Yuan was appointed as an Executive Director and President of the Company with effect from June 15, 2016. Mr. Yuan was appointed as the Chief Executive Officer of the Company and resigned as the President of the Company with effect from April 18, 2017.

Keqiang Xu Born in 1971, Mr. Xu is a senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from April 18, 2017.

Fanrong Li Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Yangtze University in China, and received an MBA degree from the Business School of Cardiff University in United Kingdom. Mr. Li has been working in the oil and gas industry in China over 30 years. He joined CNOOC in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Operation Manager of CNOOC/AMOCO Joint Operating Group, Managing Director of CNOOC/STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. Mr, Li also served as Chairman and Director of CNOOC Southeast Asia Limited, a subsidiary of the Company. He has served as Vice President of CNOOC since April 2010. He was appointed as President of the Company with effect from September 16, 2010, and was appointed as Chief Executive Officer of the Company with effect from November 23, 2011.He also serves as a Director of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from February 26, 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from May 24, 2010 and was re-designated from Non-executive Director to Executive Director with effect from September 16, 2010. Mr. Li resigned from his positions as an Executive Director, the Chief Executive Officer and the President of the Company with effect from June 15, 2016.

Non-executive Directors

Hua Yang Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. He was appointed as the Chairman and Director of Nexen Energy ULC, a subsidiary of the Company, with effect from June 15, 2016. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from August 31, 2005 and was the Vice Chairman of the Board of the Company from September 16, 2010 to May 19, 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from November 23, 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from May 19, 2015. Mr. Yang was re-designated from a Non-executive Director to an Executive Director and appointed as the Chief Executive Officer of the Company with effect from June 15, 2016. Mr. Yang was re-designated from an Executive Director to a Non-Executive Director of the Company and resigned as the Chief Executive Officer with effect from April 18, 2017.

Jian Liu Born in 1958, Mr. Liu is a professor-level senior engineer. He graduated from Huazhong University of Science and Technology with a Bachelor degree and he received his MBA degree from Tianjin University. Mr. Liu first joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, a subsidiary of CNOOC, Deputy General Manager of the Tianjin Branch and the General Manager of the Zhanjiang Branch of CNOOC China Limited, a subsidiary of the Company. From 2003 to 2009, Mr. Liu served as Senior Vice President and General Manager of the Development and Production Department and Executive Vice President of the Company, primarily responsible for the offshore oil and gas fields development and production of the Company. Mr. Liu served as an Assistant President of CNOOC from November 2006 to April 2010 and as a Vice President of CNOOC from April 2010 toAugust 2015. In August 2015, Mr. Liu was appointed as the General Manager of CNOOC. Mr. Liu also served as the director of CNOOC China Limited, CNOOC International Limited and CNOOC Southeast Asia Limited, all being subsidiaries of the Company. Besides, Mr. Liu served as the Chief Executive Officer, Vice Chairman and Chairman of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange) from March 2009 to December 2016 and Chairman of Offshore Oil Engineering Co. Ltd. (a company listed on the Shanghai Stock Exchange) from December 2010 to November 2016. He was appointed as Chairman and Director of CNOOC China Limited, a subsidiary of the Company, with effect from February 28, 2017. Mr. Liu was appointed as the Vice Chairman and a Non-executive Director of the Company with effect from December 20, 2016.

Guangqi Wu Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Chairman of CNOOC Marine Environment and Ecology Protection Foundation, and served as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company since June 1, 2005 and he also serves as a Director of CNOOC International Limited and served as a Director of CNOOC China Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from June 1, 2005. Mr. Wu has been re-designated from an Executive Director to a Non-executive Director of the Company and has resigned as the Compliance Officer of the Company with effect from June 15, 2016.

Bo Lv Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined CNOOC in 2002 and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman of the Board of CNOOC Energy Technology and Services Limited, a subsidiary of CNOOC. Mr. Lv was appointed as a Non-executive Director of the Company on November 27, 2013, and such appointment took effect from January 1, 2014. Mr. Lv resigned from his position as a Non-executive Director of the Company with effect from December 20, 2016.

Independent Non-executive Directors

Sung Hong Chiu Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years' experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-

executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from September 7, 1999.

Lawrence J. Lau Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited seven books and published more than 180 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee, and a member of its Currency Board Sub-committee and Investment Sub-Committee, and Chairman of Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute. In addition, he also serves as a Member and Chairman of the Prize Recommendation Committee, LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Institute of Global Economics and Finance, The Chinese University of Hong Kong, an Independent Non-executive Director of AIA Group Limited, and an Independent Non-executive Director of Hysan Development Company Limited, both of which are listed on the Hong Kong Stock Exchange, and an Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from August 31, 2005.

Aloysius Hau Yin Tse Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG's operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited. From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board. Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from October 16, 2014). Mr. Tse is also a member of the International Advisory Council of the People's Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from June 8, 2005.

Kevin G. Lynch Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds ten honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International

Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King's College, Senior Fellow of Massey College, former Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum's Global Policy Council on the Global Financial System. He also serves on other boards including the Killam Trusts, Sobey Foundation, Communitech, the Governor General's Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey's) listed on the Toronto Stock Exchange, a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and Co-chair of Ontario Economic Summit. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on November 27, 2013, and such appointment took effect from March 1, 2014.

Other Members of Senior Management

Wei Chen Born in 1958, Mr. Chen is an Executive Vice President, the General Counsel and Compliance Officer of the Company. He is a professor-level senior engineer. He received his B.S. degree from East China Petroleum Institute (now China University of Petroleum) and MBA from Tsinghua University. He has over 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department of CNOOC Exploration and Development Research Center, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and General Manager of Science and Technology Development Department of CNOOC, and a Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute). In February 2012, Mr. Chen was appointed as the Worker’s Director of CNOOC. In March 2013, Mr. Chen was appointed as the Assistant President of CNOOC and the Executive Vice President of the Company. In May 2016, Mr. Chen was appointed as the General Counsel of CNOOC, the General Counsel and Compliance Officer of the Company.

Weilin Zhu Born in 1956, Mr. Zhu is an Executive Vice President of the Company. Mr. Zhu is a professor-level senior engineer. He graduated from Tongji University with a Ph.D. degree. Mr. Zhu joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Manager of the Exploration Department, Manager of Science Management Department, and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC International Limited, the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC, Executive Vice President of the Company and the General Manager of the Exploration Department of the Company, responsible for the Company’s oil and gas exploration operations. In July 2015, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company. In May 2016, Mr. Zhu retired as an Executive Vice President of the Company.

Bi Chen Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and international affairs of the Company. Mr. Chen is a professor-level senior engineer. He graduated from the Southwest Petroleum Institution (now Southwest Petroleum University) and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1989 and an MBA degree from Tsinghua University in 2001. Mr. Chen joined CNOOC in 1982 and has over 30 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil

Production Company, Director of Production Section, Deputy General Manager of Development and Production Department of CNOOC, Deputy General Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. In October 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In January 2009, Mr. Chen was appointed as the Executive Vice President of the Company. In May 2016, Mr. Chen ceased to serve as an Executive Vice President of the Company.

Yuhong Xie Born in 1961, Mr. Xie is an Executive Vice President and General Manager of Exploration Department of the Company as well as a professor-level senior engineer. Mr. Xie obtained a Ph.D. Degree from China University of Geosciences in 2005. From 1982 to 1995, Mr. Xie served as an engineer of Research Institute and Exploration Department of CNOOC Naihai West Corporation. From 1995 to 1996, he served as the Deputy Manager of Exploration Department of CNOOC Naihai West Corporation. From 1996 to 1999, he served as Manager of Tepu Company of CNOOC Naihai West Corporation, Deputy Chief Earth Physicist and Manager of Exploration Department of Naihai West Corporation. From 2001 to 2005, he was Deputy Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2013, he served as the Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2013 to 2015, he was appointed as the Director of Naihai West Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Deputy Chief Geologist of CNOOC, Deputy Chief Geologist and General Manager of Exploration Department of the Company. In May 2016, he was appointed as the Chief Geologist of CNOOC, an Executive Vice President and General Manager of Exploration Department of the Company.

Yong Li Born in 1963, Mr. Li is an Executive Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. He is a senior engineer. He received his B.S. degree from Southwest Petroleum University, master of Petroleum Economics from Scuola E Mattei of Italy and MBA from Peking University. He has over 30 years of experience in the oil and gas industry. Mr. Li joined CNOOC in 1984 and previously served as Comprehensive Technology Manager and Drilling Manager of Exploration Department of CNOOC, Director of Drilling Office of Exploration and Development Department of the Company. In April 2003, he was appointed as Deputy General Manager of Tianjin Branch of CNOOC (China) Limited. In October 2005, he was appointed as Executive Vice President and Chief Operating Officer of COSL. In April 2009, he was appointed as Executive Director and President of COSL. In September 2010, he served as Executive Director, Chief Executive Officer and President of COSL. In June 2016, he was appointed as Assistant President of CNOOC, Executive Vice President of the Company, Director of CNOOC Bohai Petroleum Administration Bureau and General Manager of CNOOC China Limited Tianjin Branch.

Guohua Zhang Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Zhanjiang Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In March 2003, he was appointed as Senior Vice President of the Company. In October 2005, Mr. Zhang was appointed as Senior Vice President of the Company and General Manager of CNOOC China Limited Shanghai Branch. In July 2009, he was appointed as Director of Donghai Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Director of Nanhai West Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Zhanjiang Branch.

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

Yunhua Deng Born in 1963, Mr. Deng is an academician of the Chinese Academy of Engineering and the Deputy Chief Exploration Engineer of the Company. Mr. Deng graduated from the Scientific Research Institute of Petroleum Exploration and Development with a major in Petroleum Geology and Exploration and received a master's degree in Engineering in 1988. He was assistant geologist and then geologist in the Exploration Department of CNOOC Bohai Corporation Institute from 1988 to 1989; and served as the Team Leader of the Comprehensive Petroleum Geological Research Team, Project Manager, Deputy Principal of Geologist, Deputy Principal Geologist and Director of the Exploration Department and Deputy Chief Geologist in the CNOOC Bohai Corporation Institute. Mr. Deng became Deputy Chief Geology Engineer and Deputy General Manager of CNOOC China Limited Tianjian Branch from 1999 to 2005. He was Deputy Director of CNOOC Research Center from 2005 to 2006. He served as the Deputy Chief Exploration Engineer of the Company and the Deputy Director of CNOOC Research Center from 2006 to 2007. Mr. Deng served as Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of CNOOC Research Center from 2007 to 2009; and Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy General Director of CNOOC Research Institute from 2009 to 2015. In November 2015, he was appointed as the Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of Beijing Research Center of CNOOC China Limited.

Lisong Song Born in 1957, Mr. Song is the Chief Safety Official and General Manager of the Quality,Health, Safety &Environmental Protection (QHSE) Department of the Company. He graduated in 1982 with a bachelor's degree from the Department of Petroleum Development of East China Petroleum Institute (now China University of Petroleum), majoring in Drilling Engineering. In 1999, he graduated with a master’s degree of management from Department of Economic Management of School of Management, TianJin University. From 1982 to 1994, he served as Supervisor and Platform Manager for Bohai Oil Corporation, and a staff member of the offshore division of the Technology Safety Department and the head of the offshore safety division of the Technical Safety and Environmental Protection Department respectively. From 1994 to 1999, Mr. Song served as Director of the Safety Production Division and head of the Safety Office of the HSE Department of CNOOC. From 1999 to 2001, he served as Deputy Manager of the HSE Department of the Company. From 2001 to 2003, he served as Director of operational safety of the HSE Department of CNOOC. From 2003 to 2013, he served as the General Manager of the HSE Department of CNOOC and the Company. From March 2013 to September 2016, he served as the Deputy Chief Safety Official of CNOOC, the Chief Safety Official and General Manager of the QHSE Department of the Company. From September 2016 to now, he has been serving as the Deputy Chief Safety Official of CNOOC and the Chief Safety Official of the Company.

Zaisheng Liu Born in 1962, Mr. Liu is a Vice President of the Company and Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. Mr. Liu graduated from Southwest Petroleum Institute (now Southwest Petroleum University) with a bachelor’s degree. From

1983 to 1994, he served as Deputy Manager of District Research First Team of Exploration and Development Department Research Institute of Nanhai East Oil Corporation of CNOOC. From 1994 to 1997, he served as Principal of Seismic Engineer and Principal of Geologist of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From 1997 to 1999, he served as Deputy Manager of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From1997 to 2001, he served as Deputy Director of Scientific and Technology Research Institute of Nanhai East Oil Corporation of CNOOC. From 2001 to 2004, he served as Director of Nanhai East Institute of the Research Center of CNOOC China Limited. From 2004 to 2009, he served as Manager, Assistant to General Manager, Deputy General Manager and Acting General Manager of Technology Department of CNOOC China Limited Shenzhen Branch respectively. From 2009 to 2016, he served as General Manager of CNOOC China Limited Shenzhen Branch and Director of Nanhai East Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC Deepwater Development Limited respectively. From April to November 2016, he served as Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, and General Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. In February 2017, Mr. Liu was appointed as a Vice President of the Company.

Zongjie Qiu Born in 1958, Mr. Qiu is a Vice President and General Manager of Development and Production Department of the Company. He graduated from China University of Petroleum with a master degree. From 1982 to 1993, he served as Cadre and Deputy Manager of Oil Testing Company of CNOOC Nanhai West Corporation Oil Production Company. From 1993 to 1999, he served as Manager of Weizhou 11-4 oilfield, head of the operation division, Principal Engineer, Deputy Manager, Manager (and Manager of Oilfield Development Department) of CNOOC Nanhai West Corporation Oil Production Company oilfield respectively. From 1999 to 2001, he served as Manager of Petroleum Production Department of CNOOC Nanhai West Corporation. From 2001 to 2005, he served as Deputy General Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2007, he served as Deputy General Manager of CNOOC China Limited Shenzhen Branch. From 2007 to 2016, he served as General Manager of Development and Production Department of the Company. He has been a Vice President and General Manager of Development and Production Department of the Company since February 2017.

Joint Company Secretaries

Jiewen Li Born in 1965, Ms. Li Jiewen is the Joint Company Secretary and the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors). Ms. Li is a senior economist and Certified Senior Enterprise Risk Manager and a member of CPA Australia. Ms. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in Naval Architecture and Ocean Engineering in 1987. She received a master’s degree in Management from Zhejiang University in 2001. Ms. Li joined CNOOC in 1987 and has been working in the oil and gas industry for over 30 years. From 1987 to 1989, Ms. Li was a Assistant Engineer in Nanhai East Oil Corporation of CNOOC. From 1990 to 2003, she worked as the Assistant Engineer, Budget and Planning Engineer, Budget Supervisor, Assistant Finance Manager of CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From February 2004 to October 2006, she served as the Finance Manager of CNOOC China Limited Shenzhen Branch. From October 2006 to November 2010, Ms. Li was the Deputy General Manager of the Controllers Department of the Company. Ms. Li served as the General Manager of the Controllers Department of the Company from November 2010 to June 2016. Ms. Li also served as the Director of Nexen Energy ULC, a subsidiary of the Company. Ms. Li has been also appointed as the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) of the Company since October 2015. Ms. Li was appointed as Joint Company Secretary of the Company with effective from November 27, 2015.

May Sik Yu Tsue Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006, and MBA from The University of Hong Kong from 2014 to 2016. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the

Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year, and became a member of ACCA since 2016. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from 25 November 2008.

B.	CompensAtion

The aggregate amount of fees, salaries, bonus, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2016 was Rmb 4,802,831 (US$691,752), while the amount paid to our other senior management for the same period was Rmb 6,649,703 (US$957,756). In addition, under our pension plan for 2016, we set aside an aggregate amount of Rmb 1,177,910 (US$169,654) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management. Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 353,236 (US$50,877) to the pension plan for 2016. Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 9 to our consolidated financial statements included elsewhere in this annual report. Note 10 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees during 2016. For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership.” For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

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

The main responsibilities and authorities of our remuneration committee include making recommendations to our Board on our policy and structure of the remuneration of our directors and senior management, determining the service contracts and specific remuneration packages for all executive directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and making recommendations to our Board on the remuneration of non-executive directors and independent non-executive directors. Bo Lv resigned as Non-executive Director with effect from December 20, 2016 and Guangqi Wu has been appointed and replaced Bo Lv as a member of our remuneration committee on the same day. Since December 20, 2016, our remuneration committee consisted of two independent non-

executive directors (Sung Hong Chiu as chairman and Aloysius Hau Yin Tse) and one non-executive director (Guangqi Wu). Our remuneration committee charter is available on our website, www.cnoocltd.com.

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

1. Board and Committee Independence

While NYSE Standards require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Four of our nine directors are independent non-executive directors.

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

As of April 18, 2017, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2016	Number of shares involved in the options outstanding as of April 18, 2017	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Director:

Guangyu Yuan	1,857,000	1,857,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,899,000	1,899,000	May 20, 2010	May 20, 2020	12.22	12.696
Non-executive Directors:

Hua Yang	1,770,000	–	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	2,835,000	2,835,000	May 27, 2009	May 27, 2019	9.33	9.93
	2,000,000	2,000,000	May 20, 2010	May 20, 2020	12.22	12.696

Guangqi Wu	1,770,000	–	June 14, 2006	June 14, 2016	5.30	5.56
	1,857,000	1,857,000	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,857,000	1,857,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,857,000	1,857,000	May 20, 2010	May 20, 2020	12.22	12.696

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2016	Number of shares involved in the options outstanding as of March 31, 2017	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)
Other Employees In Aggregate:

	33,630,000	–	June 14, 2006	June 14, 2016	5.30	5.56
	39,202,000	31,390,000	May 25, 2007	May 25, 2017	7.43	7.29
	46,404,000	37,788,000	May 29, 2008	May 29, 2018	14.20	14.828
	55,002,000	43,773,000	May 27, 2009	May 27, 2019	9.33	9.93
	65,081,000	52,271,000	May 20, 2010	May 20, 2020	12.22	12.696
Total	262,592,000	184,955,000

 ____________

(1)	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

For the year ended December 31, 2016, no share options granted under our share option schemes were exercised. For the period from January 1, 2016 to April 18, 2017, no share options were exercised.

As of December 31, 2016, we had 187,529,000 share options outstanding under our share option schemes, which represented approximately 0.42% of our shares in issue as of that date.

For further details about our share option schemes, see notes 9 and 27 to our consolidated financial statements included elsewhere in this annual report.

As of April 18, 2017, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 31, 2017.

Shareholder	Number of Shares Owned	Percentage
CNOOC(1)	28,772,727,273	64.44%

___________

(1)	CNOOC owns our shares indirectly through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation, Ltd.

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

As of March 31, 2017, 10,223,160 ADSs, representing approximately 2.3% of our then outstanding shares, were held of record in the form of ADSs. At such date, the number of registered ADS holders in the United States was 56.

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

Apart from transactions with CNOOC and its associates, we have transactions with other state-owned enterprises, including, but not limited to, the following:

·	Sales and purchase of goods and services;
·	Purchases of assets, goods and services;
·	Leases of assets; and
·	Bank deposits.

These transactions are conducted in the normal course of business on terms comparable to those with other non-state-owned enterprises.

Categories of Continuing Connected Transactions

As we are controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates are deemed to be related party transactions. We entered into a comprehensive framework agreement with CNOOC on November 6, 2013 for the provision (1) by us to CNOOC and/or its associates and (2) by CNOOC and/or its associates to us, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2014. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by us on November 1, 2010. The continuing connected transactions under such comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2014 were approved by our independent shareholders on November 27, 2013. The approved continuing connected transactions are as follows:

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

Disclosure and/or Independent Shareholders’ Approval Requirements

Under the Hong Kong Stock Exchange Listing Rules, the following categories of continuing connected transactions are exempted from the independent shareholders’ approval requirement but are subject to the announcement, annual report and annual review requirements set out in the Hong Kong Stock Exchange Listing Rules, because each of the percentage ratios for these categories under the Hong Kong Stock Exchange Listing Rules (other than the profits ratio) , where applicable, is expected to be less than 5% on an annual basis:

·	(a) Provision of marketing, management and ancillary services by CNOOC and/or its associates to us;

·	(b) Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates; and

·	(c) FPSO vessel leases from CNOOC and/or its associate to us.

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

Categories of Continuing Connected Transactions	Relevant Annual Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us

(a) Provision of exploration and support services	For the three years ending December 31, 2016, Rmb 15,000 million, Rmb 16,100 million and Rmb 17,200 million respectively

(b) Provision of oil and gas development and support services	For the three years ending December 31, 2016 Rmb 47,200 million, Rmb 49,600 million and Rmb 52,100 million, respectively

(c) Provision of oil and gas production and support services	For the three years ending December 31, 2016, Rmb 10,500 million, Rmb 11,600 million and Rmb 12,800 million, respectively

(d) Provision of marketing, management and ancillary services	For the three years ending December 31, 2016, Rmb 1,408 million, Rmb 1,875 million and Rmb 2,075 million, respectively

(e) FPSO vessel leases	For the three years ending December 31, 2016, Rmb 1,450 million, Rmb 2,180 million and Rmb 2,350 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the three years ending December 31, 2016, Rmb 100 million, Rmb 100 million and Rmb 100 million, respectively

Sales of petroleum and natural gas products by us to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the three years ending December 31, 2016, Rmb 346,700 million, Rmb 438,600 million and Rmb 504,400 million, respectively

(b) Long-term sales of natural gas and liquefied natural gas	For the three years ending December 31, 2016, Rmb 30,700 million, Rmb 38,900 million and Rmb 44,700 million, respectively

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2016 and the balances arising from connected transactions at the end of 2016 is included in note 30 to our consolidated financial statements included elsewhere in this annual report.

The non-exempt continuing connected transactions for the year ended December 31, 2016 to which any member of us was a party were entered into by us:

(i)	in the ordinary and usual course of our business;

(ii)	on normal commercial terms or better; and

(iii)	in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of the shareholders of our company as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2016 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

We expected to continue the continuing connected transactions contemplated under such comprehensive framework agreement after December 31, 2016. Therefore, we entered into a new comprehensive framework agreement with CNOOC on November 15, 2016. The term of the new comprehensive framework agreement is for a period of three years from January 1, 2017. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on November 6, 2013, with more details about the pricing principles. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2017 were approved by the independent shareholders of the Company on December 1, 2016. For details of such relevant annual caps, please refer to the reports in the form of Form 6-K filed by us through EDGAR on November 15, 2016 and November 16, 2016, respectively.

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

As the financial services framework agreement (as renewed on August 20, 2010) expired on December 31, 2013, we entered into a new renewal agreement (“New Renewal Agreement”) with CNOOC Finance on November 27, 2013 to further renew the financial services framework agreement for another three years from January 1, 2014 to December 31, 2016. According to the New Renewal Agreement dated November 27, 2013, the maximum daily outstanding balance of deposits (including accrued interests)(excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) should not exceed Rmb 22 billion for the period from January 1, 2014 to December 31, 2016. The depository services were exempted from independent shareholders’ approval requirements and the settlement, discounting, loans and entrustment loans services were exempted from all the connected transaction requirements under the Hong Kong Stock Exchange Listing Rules.

We confirmed that the maximum daily outstanding balance of deposits (including accrued interests but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by us with CNOOC Finance did not exceed Rmb 22 billion from

January 1, 2016 to December 31, 2016.

We expected to continue the continuing connected transactions contemplated under the New Renewal Agreement after December 31, 2016. Therefore, on December 1, 2016, we entered into a new financial services framework agreement with CNOOC Finance pursuant to which CNOOC Finance continues to provide a range of financial services as may be required and requested by us, for a term of another three years from January 1, 2017 to December 31, 2019. Apart from the duration of the new framework agreement, the pricing policy for the depositary services and update of the address and relevant dates, the new framework agreement is substantially on the same terms as the terms contained in the financial services framework agreement entered into by us on October 14, 2008 (as renewed on August 20, 2010 and November 27, 2013). The continuing connected transactions in respect of the depositary services under the new framework agreement are exempted from independent shareholders’ approval requirement, but are subject to the annual reporting, annual review and announcement requirements. The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance should not exceed Rmb 19.5 billion for the period from January 1, 2017 to December 31, 2019.

Borrowings from CNOOC

In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at March 31, 2017, the withdrawal amount of the loan was US$130 million; In December 2014, CNOOC provided us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at March 31, 2017, the withdrawal amount of the loan was US$564 million. All the loans above are unsecured.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See pages beginning on page F-1 following Item 19.

Legal Proceedings

As at December 31, 2016, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

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

In 2014, we declared and paid dividends totaling Rmb 20,216 million. In 2015, we declared and paid dividends totaling Rmb 20,419 million. In 2016, we declared and paid dividends totaling Rmb 14,244 million (US$2,052 million). The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited. CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends. As a wholly foreign owned enterprise in China, CNOOC China Limited has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNOOC China Limited is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital, which amount was reached in 2009. Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under IFRS. In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of our production. Included in other reserves was a provision for safety fund under the PRC regulation amounting to Rmb 701.4 million (US$101 million) in 2016, which was Rmb 733.7 million in 2015. None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2014, 2015 and 2016, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2014		For the year ended December 31, 2015		For the year ended December 31, 2016
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	—	—	—	—	—	—
Staff and workers’ bonus and welfare fund	0.2%	102	—	—	—	—
Safety fund	1.1%	692	3.6%	733.7	110.7%	705.1

Contingencies

(a)	Two oil spill accidents (the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on June 4 and June 17, 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China Limited, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On August 10, 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Claim”). The Claim is lodged against COPC and

CNOOC China Limited (together, the “Defendants”). The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Penglai 19-3 Oilfield Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay. Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim. CNOOC China Limited has engaged PRC lawyers in relation to the Claim and is defending the Claim vigorously.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these consolidated financial statements authorized for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

(c)	On July 15, 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located in south of Fort McMurray, Alberta, Canada. The root cause of the rupture was a thermally-driven upheaval buckling of the pipeline and the subsequent cooldown during the turnaround. This was the result of using an incompatible pipeline design for the muskeg ground conditions. Nexen has submitted investigation findings to the Alberta Energy Regulator, who is still in the process of completing their investigation. The Company is still in the process of evaluating the financial impact of the incident.

The Company places great emphasis on operation safety and has taken measures to minimize the spill’s impact on the environment and wildlife. Since the incident, the Company has been working together with relevant regulatory agencies and has completed clean up at the spill site, with one spring sampling session scheduled for 2017. Nexen is cooperating with the investigation of regulatory agencies.

On January 15, 2016, an explosion occurred at Nexen’s Long Lake site near the hydrocracker unit. Two employees died as a result of the incident. The root cause of the explosion was a result of work being performed that was outside of the scope of approved work activities. The Company is still in the process of evaluating the financial impact of the incident.

The Company maintains insurance policies that provide coverage against property damage, third party pollution clean-up and well control losses. The Company has submitted claims to its insurers on these recent Long Lake losses and each claim is being investigated.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The

Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

B.	Significant Changes

The Company has no other subsequent events needed to be disclosed except those disclosed in note 37 to our consolidated financial statements included elsewhere in this annual report.

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

Period	Hong Kong Stock Exchange		New York Stock Exchange		Toronto Stock Exchange
	High	Low	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)		(Cdn$ per ADS)
2012	18.10	13.28	232.84	173.82	—	—
2013	17.34	11.54	226.60	159.19	217.78	196.50
2014	15.68	9.80	201.50	126.70	219.15	151.57
2015	13.42	7.44	174.88	98.91	210.01	135.00
2016	10.7	6.42	138.11	85.34	168.95	137.00

2015 Financial Quarter
1st Quarter	11.38	10.18	145.82	129.73	181.30	160.50
2nd Quarter	13.42	10.94	174.88	140.15	210.01	184.30
3rd Quarter	11.02	7.44	140.78	98.91	168.50	135.00
4th Quarter	9.52	7.82	121.10	99.33	155.81	137.00
2016 Financial Quarter
1st Quarter	9.26	6.42	121.86	85.34	157.50	139.00
2nd Quarter	10.18	8.59	129.94	110.58	159.00	150.00
3rd Quarter	9.96	8.85	128.35	115.23	163.00	150.00
4th Quarter	10.70	9.51	138.11	121.64	183.15	164.00
2017 Financial Quarter
1st Quarter	10.04	8.81	129.00	113.25	169.78	160.00

Last Six Months
October 2016	10.70	9.75	138.11	124.76	183.15	165.01
November 2016	10.24	9.51	132.38	121.64	171.66	164.00
December 2016	10.38	9.57	136.33	123.32	173.70	167.08
January 2017	10.04	9.68	129.00	123.96	169.78	168.95
February 2017	9.75	9.18	125.76	118.69	164.10	160.00
March 2017	9.34	8.81	121.55	113.25	161.43	160.00

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Issue of Shares

Under the Hong Kong Companies Ordinance, our directors may, without obtaining the prior approval of our shareholders, offer to allot new shares in our company to existing shareholders on a pro rata basis. Our directors may not allot new shares of our company or grant rights to subscribe for, or to convert any security into, shares of our company in any other manner without the prior approval of our shareholders at a general meeting. Any approval given at a general meeting granting our directors power to allot shares or securities convertible into shares or to grant rights to subscribe for shares generally shall continue in force from the date of the passing of the resolution until the earlier of:

·	the conclusion of the next annual general meeting following the passing of the resolution; and

·	the date on which the authority given under the resolution is revoked or varied by an ordinary resolution of our shareholders in a general meeting.

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

·	An ordinary resolution is a resolution passed by a majority of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting;

·	A special resolution is a resolution passed by not less than 75% of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting.

Generally, resolutions of shareholders are passed by ordinary resolution. However, the Hong Kong Companies Ordinance provides that certain specified matters may only approved by shareholders by way of special resolutions. These matters include, for example:

·	alteration of the articles;

·	change of a company’s name;

·	reduction of share capital; and

·	voluntary winding up.

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

Interested Transactions

Subject to the exceptions described below, none of our directors may vote on any contract, arrangement or proposal in which the director or any of his or her associates is materially interested. Subject to provision of the Hong Kong Companies Ordinance, our directors may vote at a board meeting or by way of written resolution of directors on the following matters:

·	any contract or arrangement to give security or indemnity to the director or his or her associates for money lent or obligations incurred or undertaken by such director or his or her associates at the request of or for the benefit of our company or subsidiaries;

·	any contract or arrangement for the giving by us of any security or indemnity to a third party for our debts or obligations or debts or obligations of our subsidiaries for which such director or his or her associates assumed responsibility , or guaranteed or secured in whole or in part whether alone or jointly;

·	any contract or arrangement concerning offering of securities by us (or any company which we may promote or be interested in purchasing) for which the director or his or her associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting;

·	any contract or arrangement in which the director or his or her associates are interested in the same manner as other holders of our securities by virtue only of their interest in our securities;

·	any proposal or arrangement concerning employee benefits that do not provide privileges to our directors or their associates not generally accorded to the class of persons to whom such scheme or fund relates, including pension fund or retirement, death or disability benefits schemes; and

·	any proposal or arrangement concerning the adoption, modification or operation of any employees’ share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our employees or employees of our subsidiaries under which the director or his or her associates may benefit.

C.	Material Contracts

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

·	certain financial institutions;

·	dealers or traders in securities who use a mark-to-market method of tax accounting;

·	persons holding ADSs or shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

·	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

·	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

·	persons liable for the alternative minimum tax;

·	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

·	persons that own or are deemed to own 10% or more of our voting stock;

·	persons who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

·	persons holding shares in connection with a trade or business conducted outside of the United States.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (a pre-release), or intermediaries in the chain of ownership between holders and the issuer of the securities underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Such actions would also be inconsistent with the claiming of the favorable tax rates, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of foreign taxes and the availability of the favorable tax rates for dividends received by certain non-corporate holders, described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2016, as described below, and that we will not become a PFIC.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016. In general, a non-U.S. company will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be a PFIC for any taxable year.

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

Certain U.S. Holders who are individuals (and certain entities closely-held by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. entity, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of our ADSs or shares.

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

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. China adopted a managed floating exchange rate approach based on market supply and demand and with reference to a basket of currencies. From January 1, 2016 to March 31, 2017, Renminbi depreciated approximately 5.88% against U.S. dollar.

Our management has assessed our exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which we are mainly exposed to as at December 31, 2016. Based on our management's assessment, a 5% change in the foreign exchange rate of the US dollars at December 31, 2016 would have impacted our profit for the year by 6.63%. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which we have significant exposure with all other variables held constant.

The depreciation of Renminbi against U.S. dollar may have the following impact on us:

·	Our oil and gas sales may increase, because the benchmark oil and gas prices are usually in U.S. dollars;

·	Our cost for imported equipment and materials will increase, because most of these costs are denominated in U.S. dollars; and

·	Our debt repayment burden will increase, since all of our debt is denominated in U.S. dollars.

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

As of December 31, 2016, the interest rates for 95.3% of our outstanding debts were fixed. The term of the weighted average balance was approximately 9.55 years. A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

As of December 31, 2016, the interest rates for 99.1% of our total outstanding long-term debts were fixed. The following table sets forth additional information about the expected maturity dates of our outstanding long-term debt (including the current portion) as of December 31, 2016.

	2017	2018	2019	2020	2021	2022 and after	Total	Fair value as of December 31, 2016
	(Rmb in millions, except percentages)
Long-term loans, including current portion
Floating rate	215.3	225.1	225.1	225.1	96.9	313.3	1,300.8	1,302.9
Interest rate-Tangguh	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%
Interest rate-Tangguh III	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%

Long-term guaranteed notes, including current portion
Fixed rate	9,111.0	5,207.3	2,082.9	10,414.5	10,414.5	95,744.0	132,974.1	140,256.5
Average interest rate	4.31%	4.45%	4.48%	4.57%	4.68%	4.68%

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

Item 12 Description of Securities other than equity securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary shares

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs), whichever is applicable:

·	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
·	a fee of US$1.50 per ADR for transfers of certificated or direct registration ADRs;
·	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the Depositary during each calendar year shall be payable in the manner described in the next succeeding provision);
·	a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
·	stock transfer or other taxes and other governmental charges;
·	cable, telex and facsimile transmission and delivery charges incurred at the request of an ADR holder in connection with the deposit or delivery of shares;
·	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
·	in connection with the conversion of foreign currency into U.S. dollars, the fees, expenses and other charges charged by the Depositary or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and
·	fees of any division, branch or affiliate of the Depositary utilized by the Depositary to direct, manage or execute any public or private sale of securities under the deposit agreement.

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived its fees and expenses, of US$350,148 for the year ended December 31, 2016.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2016 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2016 (US$)(3)
Investor relations(1)	87,234
Broker reimbursements(2)	10,061
NYSE annual listing fees	75,000
TSX annual listing fees	92,117
TSX Filing fees	41,457
ADR Training fees	43,450
US Representative fee	829
Total	350,148

____________

(1)	Includes investor relation service fees and investor relations expenses for road show in 2016.

(2)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

(3)	Includes the 30% withholding tax paid to the U.S. government.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2016:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2016 (US$)
Fees waived	150,000

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)       Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2016, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2016 was effective.

(c)       Attestation Report of the Registered Public Accounting Firm

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-4.

(d)       Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert. Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

Our Board adopted a Code of Ethics in 2003 to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements. As part of the continued efforts to improve our corporate governance standards, our Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2016.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements were Rmb 45.2 million for 2015 and Rmb 46.7 million (US$6.7 million) for 2016.

Audit-Related Fees

The aggregate fees billed for services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements and assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were Rmb 8.5 million for 2015 and Rmb 6.0 million (US$0.9 million) for 2016.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were approximately Rmb 0.6 million for 2015 and nil for 2016.

All Other Fees

The aggregate fees billed for professional services rendered by our principal accountant for risk management advisory services and information systems reviews were Rmb 2.5 million for 2015 and nil for 2016.

There are no other fees payable to our principal accountant for products and/or services provided by our principal accountant, other than the services reported above, for the financial year ended December 31, 2015 and for the financial year ended December 31, 2016.

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

During 2016, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

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

___________________________

* Pursuant to Instruction 2(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Securities and Exchange Commission.

* Pursuant to Instruction 2(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Securities and Exchange Commission.

2.7	Form of Indenture among CNOOC Finance (2013) Limited, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.1 to Form F-3 filed with the Securities and Exchange Commission on May 1, 2013 (File number: 333-188261)
2.8	Form of 1.125% Guaranteed Note due 2016, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.9	Form of 1.750% Guaranteed Note due 2018, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.10	Form of 3.000% Guaranteed Note due 2023, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.11	Form of 4.250% Guaranteed Note due 2043, incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.12	Form of Indenture among CNOOC Nexen Finance (2014) ULC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 1 to Form F-3 filed with the Securities and Exchange Commission on April 22, 2014 (File number: 333-188261)
2.13	Form of 1.625% Guaranteed Note due 2017, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)
2.14	Form of 4.250% Guaranteed Note due 2024, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)
2.15	Form of 4.875% Guaranteed Note due 2044, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)
2.16	Form of Indenture among CNOOC Finance (2015) Australia Pty Ltd, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No.2 to Form F-3 filed with the Securities and Exchange Commission on April 27, 2015(File number: 333-188261)
2.17	Form of Indenture among CNOOC Finance (2015) U.S.A. LLC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No. 2 to Form F-3 filed with the Securities and Exchange Commission on April 27, 2015 (File number: 333-188261)
2.18	Form of 2.625% Guaranteed Note due 2020, incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966)
2.19	Form of 3.500% Guaranteed Note due 2025, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966)
2.20	Form of 4.200% Guaranteed Note due 2045, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966)
4.1	The Asset Swap Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.2	The Asset Allocation Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.3	The Reorganization Agreement dated September 13, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.4	Form of the Equity Transfer Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.5	Form of the Transfer Agreement dated October 1, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the 37 PSCs and one geophysical exploration agreement, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.6	Form of Equity Transfer Agreement between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited regarding the transfer of the rights and obligations under Joint Venture Contract of Shanghai Petroleum and Natural Gas Company Limited dated July 28, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.7	Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated December 22, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.8	Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated November 7, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.9	Transfer Agreement dated September 9, 1999 among CNOOC, Offshore Oil Company Limited, the four PRC subsidiaries and CNOOC’s affiliates regarding the transfer of the rights and obligations of the technical services agreements to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.10	Nanshan Terminal Leasing Agreement dated September 9, 1999 between CNOOC, Hainan China Oil and Offshore Natural Gas Company and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.11	Trademark License Agreement dated September 9, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.12	Trademark License Agreement dated September 9, 1999 between China Offshore Oil Marketing Company, CNOOC Limited and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.13	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.14	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.15	Property Leasing Agreement dated September 9, 1999 between Wui Hai Enterprise Company Limited and Offshore Oil Company Limited in respect of the office premises at 6th, 7th and 8th Floors, CNOOC Plaza, No. 6 Dong Zhi Men Wai Xiao Jie, Beijing, incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.16	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Western South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 9th Floors, Nantiao Road, Potou District Zhangjiang, Guangdong, incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.17	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 7th Floors and 9th Floor, 2-37 He Kou Jie, Tanggu District, Tianjin, incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.18	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 20th, 22nd and 23rd Floors, 583 Ling Ling Road, Shanghai, the PRC, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.19	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Eastern South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 3rd Floor and 6th to 11th Floors, 1 Second Industrial Road, Shekou, Shenzhen, the PRC, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.20	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the Chengbei Warehouse, Chengbei Road, Tanggu District, Tianjin City, the PRC, incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.21	Property Leasing Agreement dated September 9, 1999 between Overseas Oil & Gas Corporation, Ltd. and China Offshore Oil (Singapore) International Pte Ltd in respect of the residential premises at 10-01 and 17-002 Aquamarine Tower, 50 Bayshore Road, 13-05 Jade Tower, 60 Bayshore Road, Singapore, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.22	Suizhong Pier Agreement dated September 9, 1999 between Offshore Oil Company Limited and China Offshore Bohai Corporation, incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.23	Form of Novation Agreement among CNOOC, CNOOC China Limited, the Banks and other financial institution and the Fuji Bank Limited Hong Kong Branch, as agent, in respect of the transfer of the US$110 million syndicated loan, incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.24	Form of the Undertaking Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.25	Form of Pre-Global Offering Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.26	Form of Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.27	CNOOC Limited Share Option Scheme adopted on December 31, 2005, incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.28	Subscription Agreement dated March 17, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.29	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hutchison International Limited, incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.30	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hong Kong Electric Holdings Limited, incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.31	Subscription Agreement dated June 28, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.32	Corporation Placing Agreement dated February 6, 2001 among CNOOC Limited, China National Offshore Oil Corporation, Shell Eastern Petroleum (Pte) Limited and Merrill Lynch Far East Limited, incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.33	Equity Transfer Agreement dated September 5, 2003 between CNOOC China Limited and CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.34	Framework Agreement dated April 8, 2004 with CNOOC Finance Corporation Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.35	Framework Agreement dated December 8, 2005 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.36	Framework Agreement dated December 8, 2005 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.37	Framework Agreement dated December 8, 2005 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.38	Sale and Purchase Agreement, dated January 8, 2006 between CNOOC Exploration & Production Limited and South Atlantic Petroleum Limited (certain statements, marked with an asterisk in brackets [*], have been omitted from this agreement pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and the omitted materials have been filed separately in paper form with the Securities and Exchange Commission), incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).

4.39	Framework Agreement dated November 8, 2007 with China BlueChemical Ltd. (Summary Translation), incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.40	Framework Agreement dated November 8, 2007 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.41	Framework Agreement dated November 8, 2007 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.42	Framework Agreement dated November 8, 2007 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.43	Framework Agreement dated November 1, 2010 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966).
4.44	Arrangement Agreement dated July 23, 2012 among CNOOC Limited, CNOOC Canada Holding Ltd. and Nexen Inc., incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for fiscal year 2012 filed with the Securities and Exchange Commission (File number: 1-14966).
4.45	Framework Agreement dated November 6, 2013 with CNOOC (Summary Translation) , incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2014 filed with the Securities and Exchange Commission (File number: 1-14966).
4.46	Framework Agreement dated November 15, 2016 with CNOOC (Summary Translation).
4.47	Framework Agreement dated December 1, 2016 with CNOOC Finance (Summary Translation).
8.1	List of Subsidiaries.
10.1	Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).
11.1	Code of Ethics for Directors and Senior Officers, as amended in 2016.
12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.
15.1	2016 Reserves Reports of Ryder Scott Company, L.P.
15.2	2016 Reserves Reports of Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.3	2016 Reserves Report of RPS
15.4	2016 Reserves Audit Report of Ryder Scott Company, L.P.
15.5	2016 Reserves Audit Report of McDaniel & Associates Consultants Ltd.
15.6	Letter from Ernst & Young (incorporated by reference to Exhibit 15.7 of our Annual Report on Form 20-F (file No. 001-14966) filed with the Securities and Exchange Commission on April 17, 2014).

15.7	Consent from Ryder Scott Company, L.P.
15.8	Consent from Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.9	Consent from RPS
15.10	Consent from McDaniel & Associates Consultants Ltd.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

By:	/s/ Jiewen Li
Name: Jiewen Li Title: Joint Company Secretary

Date: April 21, 2017

CNOOC LIMITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNOOC Limited

We have audited the accompanying consolidated statements of financial position of CNOOC Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board, and Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2017 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 23, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNOOC Limited

We have audited the internal control over financial reporting of CNOOC Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s annual report on internal control over financial reporting". Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Group and our report dated March 23, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 23, 2017

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(All amounts expressed in millions of Renminbi/US$, except per share data)

		2014	2015	2016	2016
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

REVENUE
Oil and gas sales	5	218,210	146,597	121,325	17,475
Marketing revenues		50,263	21,422	20,310	2,925
Other income		6,161	3,418	4,855	699

		274,634	171,437	146,490	21,099

EXPENSES
Operating expenses		(31,180)	(28,372)	(23,211)	(3,343)
Taxes other than income tax	11 (ii)	(11,842)	(10,770)	(6,941)	(1,000)
Exploration expenses		(11,525)	(9,900)	(7,359)	(1,060)
Depreciation, depletion and amortization	7	(58,286)	(73,439)	(68,907)	(9,925)
Special oil gain levy	6	(19,072)	(59)	-	-
Impairment and provision	7,14	(4,120)	(2,746)	(12,171)	(1,753)
Crude oil and product purchases		(47,912)	(19,840)	(19,018)	(2,739)
Selling and administrative expenses		(6,613)	(5,705)	(6,493)	(935)
Others		(3,169)	(3,150)	(4,802)	(691)

		(193,719)	(153,981)	(148,902)	(21,446)

PROFIT/(LOSS) FROM OPERATING ACTIVITIES		80,915	17,456	(2,412)	(347)

Interest income	7	1,073	873	901	130
Finance costs	8	(4,774)	(6,118)	(6,246)	(900)
Exchange gains/(losses), net		1,049	(143)	(790)	(114)
Investment income	7	2,684	2,398	2,774	399
Share of profits/(losses) of associates	16	232	256	(609)	(88)
Share of profit of a joint venture		774	1,647	533	77
Non-operating income, net		560	761	574	83

PROFIT/(LOSS) BEFORE TAX	7	82,513	17,130	(5,275)	(760)
Income tax (expense)/credit	11 (i)	(22,314)	3,116	5,912	852

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		60,199	20,246	637	92

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss:
Net loss on available-for-sale financial assets, net of tax	18	(2,301)	-	-	-
Exchange differences on translation of foreign operations		454	7,979	10,422	1,501
Share of other comprehensive income/(expense) of associates		92	74	(127)	(18)
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income	18	-	(1,573)	(461)	(67)
Others		(268)	134	12	2

OTHER COMPREHENSIVE (EXPENSE)/INCOME FOR THE YEAR, NET OF TAX		(2,023)	6,614	9,846	1,418

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		58,176	26,860	10,483	1,510

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	13	1.35	0.45	0.01	US$0.002
Diluted (RMB Yuan)	13	1.35	0.45	0.01	US$0.002

The accompanying notes are an integral part of these financial statements.

 CNOOC LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2016

(All amounts expressed in millions of Renminbi/US$)

		2015	2016	2016
	Notes	RMB	RMB	US$
		million	million	million

NON-CURRENT ASSETS
Property, plant and equipment	14	454,141	432,465	62,288
Intangible assets	15	16,423	16,644	2,397
Investments in associates	16	4,324	3,695	532
Investment in a joint venture	17	24,089	26,300	3,788
Equity investments	18, 33	3,771	4,266	615
Deferred tax assets	11 (i)	13,575	24,844	3,578
Other non-current assets	19	7,828	7,422	1,069

Total non-current assets		524,151	515,636	74,267

CURRENT ASSETS
Inventories and supplies	20	9,263	8,709	1,254
Trade receivables	21	13,173	10,199	1,469
Due from related companies		9,173	13,263	1,910
Derivative financial assets	33	7	428	62
Equity investments	18, 33	14	15	2
Other financial assets	18, 33	71,806	52,889	7,618
Other current assets		6,898	5,977	861
Time deposits with maturity over three months	22	18,010	16,830	2,424
Cash and cash equivalents	22	11,867	13,735	1,978

Total current assets		140,211	122,045	17,578

CURRENT LIABILITIES
Loans and borrowings	25	29,081	14,867	2,141
Borrowings from the parent company	29	4,504	4,811	693
Trade and accrued payables	23	13,301	10,254	1,477
Due to the parent company	29	144	215	31
Due to related companies	29	19,313	15,091	2,174
Derivative financial liabilities	33	-	426	61
Other payables and accrued liabilities	24	13,390	14,651	2,110
Taxes payable		4,647	6,775	976

Total current liabilities		84,380	67,090	9,663

NET CURRENT ASSETS		55,831	54,955	7,915

TOTAL ASSETS LESS CURRENT LIABILITIES		579,982	570,591	82,182

NON-CURRENT LIABILITIES
Loans and borrowings	25	131,060	130,798	18,839
Provision for dismantlement	26	49,503	50,426	7,263
Deferred tax liabilities	11 (i)	11,627	5,670	817
Other non-current liabilities		1,751	1,326	190

Total non-current liabilities		193,941	188,220	27,109

Net assets		386,041	382,371	55,073

EQUITY
Equity attributable to owners of the parent
Issued capital	27	43,081	43,081	6,205
Reserves	28	342,960	339,290	48,868

Total equity		386,041	382,371	55,073

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend	Total
Balance at January 1, 2014	949	42,132		(21,372)	20,000		8,974	279,668	11,269	341,620

Profit for the year	-	-		-	-		-	60,199	-	60,199
Other comprehensive income/(expense), net of income tax	-	-		454	-		(2,477)	-	-	(2,023)
Total comprehensive income/(expense)	-	-		454	-		(2,477)	60,199	-	58,176
Transfer upon abolition of par value under the Hong Kong Companies Ordinance **	42,132	(42,132)		-	-		-	-	-	-
2013 final dividend	-	-		-	-		-	(71)	(11,269)	(11,340)
2014 interim dividend	-	-		-	-		-	(8,846)	-	(8,846)
Proposed 2014 final dividend	-	-		-	-		-	(11,325)	11,325	-

Balance at December 31, 2014	43,081	-		(20,918)	20,000		6,497	319,625	11,325	379,610

Balance at January 1, 2015	43,081	-		(20,918)	20,000		6,497	319,625	11,325	379,610

Profit for the year	-	-		-	-		-	20,246	-	20,246
Other comprehensive income/(expense), net of tax	-	-		7,979	-		(1,365)	-	-	6,614
Total comprehensive income/(expense)	-	-		7,979	-		(1,365)	20,246	-	26,860
2014 final dividend	-	-		-	-		-	58	(11,325)	(11,267)
2015 interim dividend	-	-		-	-		-	(9,162)	-	(9,162)
Proposed 2015 final dividend	-	-		-	-		-	(9,397)	9,397	-

Balance at December 31, 2015	43,081	-	*	(12,939)*	20,000	*	5,132 *	321,370 *	9,397 *	386,041

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 (continued)

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve	Cumulative translation reserve		Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

Balance at January 1, 2016	43,081	-	(12,939)		20,000		5,132	321,370	9,397		386,041

Profit for the year	-	-	-		-		-	637	-		637
Other comprehensive income/(expense), net of income tax	-	-	10,422		-		(576)	-	-		9,846
Total comprehensive income/(expense)	-	-	10,422		-		(576)	637	-		10,483
2015 final dividend	-	-	-		-		-	(143)	(9,397)		(9,540)
2016 interim dividend	-	-	-		-		-	(4,613)	-		(4,613)
Proposed 2016 final dividend	-	-	-		-		-	(9,096)	9,096		-

Balance at December 31, 2016	43,081	-	(2,517	)*	20,000	*	4,556 *	308,155 *	9,096	*	382,371

*	These reserve accounts comprise the consolidated reserves of approximately RMB339,290 million (December 31, 2015: RMB342,960 million) in the consolidated statement of financial position.

**	The Hong Kong Companies Ordinance (Cap. 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorized share capital.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(All amounts expressed in millions of Renminbi/US$)

		2014	2015	2016	2016
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	31	142,682	96,095	82,137	11,830
Income taxes paid		(32,174)	(16,000)	(9,274)	(1,336)

Net cash flows from operating activities		110,508	80,095	72,863	10,494

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditure		(95,673)	(67,674)	(51,347)	(7,396)
Additions to investments in associates		-	(9)	(221)	(32)
Decrease in time deposits with maturity over three months		3,383	4,825	1,180	170
Dividends received from an associate		153	164	135	19
Dividends received from a joint venture		-	32	-	-
Interest received		1,041	812	1,010	145
Investment income received		2,331	2,177	2,013	290
Purchase of current available-for-sale financial assets		(105,718)	-	-	-
Purchase of other financial assets		-	(122,030)	(62,900)	(9,059)
Purchase of equity investments		-	(236)	(63)	(9)
Proceeds from sale of current available-for-sale financial assets		102,587	-	-	-
Proceeds from sale of other financial assets		-	104,900	81,675	11,764
Proceeds from disposal of property, plant and equipment		1,719	544	532	77
Proceeds from disposal of an associate		-	-	33	5
Net cash flows used in investing activities		(90,177)	(76,495)	(27,953)	(4,026)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		24,578	23,184	-	-
Repayment of guaranteed notes		-	(789)	(4,866)	(701)
Proceeds from bank loans		12,789	20,541	4,293	618
Repayment of bank loans		(32,523)	(24,127)	(23,412)	(3,372)
Dividends paid		(20,216)	(20,419)	(14,153)	(2,038)
Interest paid		(4,114)	(5,283)	(5,102)	(735)

Net cash flows used in financing activities		(19,486)	(6,893)	(43,240)	(6,228)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		845	(3,293)	1,670	240
Cash and cash equivalents at beginning of year		14,318	14,918	11,867	1,709
Effect of foreign exchange rate changes, net		(245)	242	198	29

CASH AND CASH EQUIVALENTS AT END OF YEAR	22	14,918	11,867	13,735	1,978

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

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Indirectly held subsidiaries(1):
CNOOC Deepwater Development Limited(2)	Zhuhai, PRC	RMB20.3 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (continued)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(continued)(1):
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa
Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada
Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria
OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA
Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA
Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA(3)	Brazil	R$2,436,000,000	100%	Petroleum exploration, development and production in Brazil
CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond Issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond Issuance

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

(2)	The registered capital of CNOOC Deepwater Development Limited increased from RMB8.5 billion to RMB20.3 billion on 21 November 2016.

(3)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$2,186,000,000 to R$2,436,000,000 on 30 September 2016.

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

The provisions of the Hong Kong Companies Ordinance (Cap.622) regarding preparation of accounts and directors’ report and audits became effective, and has been adopted by the Company for the financial year ended December 31, 2016 and 2015. Further, the disclosure requirements set out in the Listing Rules regarding annual accounts have been amended with reference to the Hong Kong Companies Ordinance (Cap.622). Accordingly the presentation and disclosure of information in the consolidated financial statements for the financial year ended December 31, 2016 and 2015 have been changed to comply with these new requirements. Comparative information in respect of the financial year ended December 31, 2014 are presented or disclosed in the consolidated financial statements based on the new requirements. Information previously required to be disclosed under the predecessor Hong Kong Companies Ordinance (Cap. 32) or Listing Rules but not under the Hong Kong Companies Ordinance (Cap.622) or amended Listing Rules are not disclosed in these consolidated financial statements.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing January 1, 2016 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended December 31, 2015, except for the first time adoption of the amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on January 1, 2016. The adoption of the amendments had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of the Group. IFRS 9/HKFRS 9 (2009) Financial Instruments has been early adopted by the Company from year 2015. Impact of early adoption of IFRS 9/HKFRS 9 (2009) Financial Instruments is described as below.

Early adopted before mandatory effective dates

IFRS 9/HKFRS 9 (2009) - Financial Instruments

The Group has applied IFRS 9/HKFRS 9 (2009) from year 2015. The Group has chosen January 1, 2015 as its date of initial application (i.e. the date on which the Group has reassessed the classification of its financial assets in accordance with requirements of IFRS 9/HKFRS 9 (2009)). The classification is based on the facts and circumstances as at January 1, 2015. In accordance with transition provisions set out in IFRS 9/HKFRS 9 (2009), the Group has chosen not to restate comparative information and has provided additional disclosures in accordance with IFRS 7/HKFRS 7 Financial Instruments – Disclosures in these consolidated financial statements for the year ended 31 December 2016, and any difference between the measurement under IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement and IFRS 9/HKFRS 9 (2009) as at January 1, 2015 is recognized in the opening retained earnings and other reserves at the date of initial application, if any. IFRS 9/HKFRS 9 (2009) does not apply to financial assets that have already been derecognized at date of initial application. Other than the changes in classification of certain financial assets, the changes in accounting policies had no material financial impact on the amounts recognized on the consolidated statement of financial position of the Group as at January 1, 2015.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS 9/HKFRS 9 (2009) - Financial Instruments (continued)

IFRS 9/HKFRS 9 (2009) introduces new classification and measurement requirements for financial assets that are within the scope of IAS 39/ HKAS 39. Specifically, IFRS 9/ HKFRS 9 (2009) requires all financial assets to be classified and subsequently measured at either amortized cost or fair value on the basis of the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

As required by IFRS 9/HKFRS 9 (2009), debt instruments and hybrid contracts are subsequently measured at amortized cost only if (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (collectively referred to as the “amortized cost criteria”). If either of the two criteria is not met, the debt instruments are classified as at fair value through profit or loss (“FVTPL”).

However, the Group may choose at initial recognition to designate a debt instrument that meets the amortized cost criteria as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. Debt instruments that are subsequently measured at amortized cost are subject to impairment.

Investments in equity instruments are classified and measured as at FVTPL except when the equity investment is not held for trading and is designated by the Group as at fair value through other comprehensive income (“FVTOCI”). If the equity investment is designated as at FVTOCI, all gains and losses are recognized in other comprehensive income and are not subsequently reclassified to profit or loss, except for dividend income that is generally recognized in profit or loss in accordance with IAS 18/ HKAS 18 Revenue.

The directors have reviewed and reassessed the Group’s existing financial assets at 1 January 2015 based on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets and concluded that the Group’s financial assets, previously classified as “loans and receivables” under IAS 39/ HKAS 39 are held within a business model whose objective is to hold these financial assets in order to collect contractual cash flows that are solely payments of principal and interest. In addition, the directors concluded that the Group’s investments in certain equity securities that previously classified as available-for-sale investments under IAS 39/ HKAS 39 are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity securities are designated as at FVTOCI under IFRS 9/ HKFRS 9 (2009) as the directors believe that this provides a more meaningful presentation than reflecting changes in fair value in profit or loss. Other equity investments are classified as FVTPL.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS 9/HKFRS 9 (2009) - Financial Instruments (continued)

The initial application of IFRS 9/HKFRS 9 (2009) has affected the classification of financial assets of the Group, its joint venture/ associates and the Group’s other reserves and retained earnings as at January 1, 2015 as follows:

(i) the Group's publicly traded equity investments (not held for trading) of RMB 2,958 million that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS 39/ HKAS 39 have been designated as at FVTOCI;

(ii) the Group’s non-publicly traded equity investments (not held for trading) of RMB 2,258 million previously classified as available-for-sale investments and measured at fair value at each reporting date or at cost less impairment under IAS 39/HKAS 39 have been designated as at FVTOCI. The carrying amounts of the investments previously measured at cost less impairment represent an appropriate estimate of their fair values as at January 1, 2015, as insufficient more recent information is available to measure their fair values;

(iii) the Group's equity investments of RMB 134 million previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS 39/ HKAS 39 have been classified as at FVTPL;

(iv) the Group's investment in liquidity funds of RMB5,453 million and corporate wealth management products of RMB48,564 million that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS 39/ HKAS 39 have been classified as FVTPL;

(v) The investment in publicly traded investments (not held for trading) of the Group’s joint venture/associates that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS 39/ HKAS 39 have been designated as FVTOCI; and

(vi) The investment in non-publicly traded investments (not held for trading) of the Group’s joint venture/associates previously classified as available-for-sale investments and measured at fair value at each reporting date or at cost less impairment under IAS 39/ HKAS 39 have been designated as at FVTOCI.

The list below illustrates the classification and measurement of the financial assets under IAS 39/HKAS 39 and IFRS 9/HKFRS 9 (2009) at January 1, 2015, the date of initial application.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS 9/HKFRS 9 (2009) - Financial Instruments (continued)

	Original measurement category under IAS 39/HKAS 39	New measurement category under IFRS 9/HKFRS 9 (2009)	Original carrying amount under IAS 39/HKAS 39	New carrying amount under IFRS 9/HKFRS 9 (2009)
Publicly traded equity investments-MEG Energy Corporation ("MEG") (Note 18)	Available-for-sale investments	Financial assets designated as at FVTOCI	2,958	2,958
Publicly traded equity investments-others (Note 18)	Available-for-sale investments	Financial assets at FVTPL	134	134
Non-publicly traded equity investments (Note 18)	Available-for-sale investments	Financial assets designated as at FVTOCI	2,258	2,258
Derivative Financial assets (Note 33)	Financial assets at FVTPL	Financial assets at FVTPL	303	303
Other financial assets: liquidity funds (Note 18)	Available-for-sale investments	Financial assets at FVTPL	5,453	5,453
Other financial assets: corporate wealth management products (Note 18)	Available-for-sale investments	Financial assets at FVTPL	48,564	48,564
Trade receivables (Note 21)	Loans and receivables	Financial assets at amortized cost	29,411	29,411
Time deposits with maturity over three months (Note 22)	Loans and receivables	Financial assets at amortized cost	22,835	22,835
Cash and cash equivalent (Note 22)	Loans and receivables	Financial assets at amortized cost	14,918	14,918
Other non-current assets-dismantlement fund deposits (Note 19)	Loans and receivables	Financial assets at amortized cost	3,981	3,981
Other current assets	Loans and receivables	Financial assets at amortized cost	8,573	8,573

In relation to the equity investments (not held for trading), the Group has made an irrevocable election to present subsequent changes in their fair value in other comprehensive income under IFRS 9/HKFRS 9 (2009), which will not be reclassified to profit or loss on disposal or impairment of the relevant investments. Under IAS 39/HKAS 39, when an available-for-sales equity investment is disposed of or impaired, the cumulative gain or loss is reclassified from other comprehensive income to profit or loss. Should the Group have not early adopted IFRS 9/HKFRS 9 (2009), the Group's basic and diluted earnings per share would have been RMB0.41 yuan for the year ended December 31, 2015. There is no material impact on the basic and diluted earnings per share for the year ended December 31, 2014.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

The Group has not applied the following new and revised IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 9/HKFRS 9 (2014)	Financial Instruments[1]
IFRS 15/ HKFRS 15	Revenue from Contracts with Customers[2]
IFRS 16/HKFRS 16	Leases[3]
IFRIC 22	Foreign Currency Transactions and Advance Consideration[2]
Amendments to IFRS 2/HKFRS 2	Classification and Measurement of Share-based Payment Transactions[2]
Amendments to IFRS 15/HKFRS 15	Clarifications to IFRS 15/HKFRS 15 Revenue from Contracts with Customers[2]
Amendments to IFRS 10/HKFRS 10	Sale or Contribution of Assets between an
and IAS 28/HKAS 28	Investor and its Associate or Joint Venture[4]
Amendments to IAS 7/HKAS 7	Disclosure Initiative[5]
Amendments to IAS 12/HKAS 12	Recognition of Deferred Tax Assets for Unrealized Losses[5]
Amendments to IAS 40	Transfers of Investment Property[2]
Amendments to IFRSs	Annual Improvements to IFRS Standards 2014-2016 Cycle[6]

1 Effective for annual periods beginning on or after January 1, 2018, except for the 2009 version of IFRS 9/HKFRS 9, which the Group adopted in advance

2 Effective for annual periods beginning on or after January 1, 2018

3 Effective for annual periods beginning on or after January 1 2019

4.Effective for annual periods beginning on or after a date to be determined

5 Effective for annual periods beginning on or after January 1, 2017

6 Effective for annual periods beginning on or after January 1, 2012017 or January 1 2018, as appropriate

IFRS 16/HKFRS 16 Leases

IFRS 16/HKFRS 16, which upon the effective date will supersede IAS 17/HKAS 17 Leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16/HKFRS 16, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognize depreciation of the right-of-use asset and interest on the lease liability, and also classify cash payments of the lease liability into a principal portion and an interest portion and present them in the consolidated statement of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under IAS 17/HKAS 17.

In respect of the lessor accounting, IFRS 16/HKFRS 16 substantially carries forward the lessor accounting requirements in IAS 17/HKAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for these two types of leases differently.

The Group is in the process of assessing the impact of application of IFRS 16/HKFRS 16. For the moment, it is not practicable to provide a reasonable estimate of the effect of the application of IFRS 16/HKFRS 16 until the Group completes a detail review.

The Group anticipates that the application of other new and revised IFRSs/HKFRSs that have been issued but are not yet effective will have no material effect on the Group’s consolidated financial statements.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2016.

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

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at subsequent reporting dates in accordance with IFRS 9/HKFRS 9 (2009) or IAS 39/HKAS 39, with the corresponding gain or loss being recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

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

The Group's investments in joint ventures are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group's share of the post-acquisition results and reserves of joint ventures is included in the consolidated statement of profit or loss and other comprehensive income and consolidated reserves, respectively. Where the profit sharing ratios are different to the Group's equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group's investments in the joint ventures, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group's investments in joint ventures and is not individually tested for impairment.

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

Financial assets (continued)

Classification and subsequent measurement prior to January 1, 2015 (continued)

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss and financial assets classified as held-for-trading. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss in the period. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognized in accordance with the policies set out for "Revenue recognition" below.

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

Debt instruments and hybrid contracts that meet the following conditions are subsequently measured at amortized cost less impairment loss:

•   the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•   the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Debt instruments that do not meet the amortized cost criteria (see (a) above) are measured at FVTPL. In addition, debt instruments that meet the amortized cost criteria but are designated as at FVTPL are measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. The Group has not designated any debt instrument as at FVTPL on initial application of IFRS 9/HKFRS 9 (2009) and during the year.

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

The Group has designated certain investments in equity instruments (publicly traded or non-publicly traded) that are not held for trading as at FVTOCI on initial application of IFRS 9/HKFRS 9 (2009).

Dividends on these investments in equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established in accordance with IAS 18/HKAS 18 Revenue, unless the dividends clearly represent a recovery of part of the cost of the investment.

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

If there is objective evidence that an impairment loss on financial assets measured at amortized loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in profit or loss.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

·	when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

·	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit and taxable temporary differences will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

·	when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

·	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

No equity-settled award was cancelled or modified during the years ended December 31, 2016 and 2015.

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

The calculation of the unit-of-production rate for oil and gas properties amortization could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual oil and gas prices and oil and gas price assumptions and unforeseen operational issues.

(c)	Recoverable amount of oil and gas properties

The Company makes an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. In any event, the Company would make an estimate of the asset’s recoverable amount, which is calculated as the higher of the asset’s value in use and its fair value less costs of disposal. The Company recognizes an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. The Company charges an impairment loss to the consolidated statement of profit or loss and other comprehensive income in the period in which it arises. A reversal of an impairment loss is credited to the consolidated statement of profit or loss and other comprehensive income in the period in which it arises.

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future oil and gas prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with the Company's anticipated drilling plan, changes in the Company's capital costs and operating expense assumptions, which the Company expects to decrease further as a result of sustained lower oil and gas prices, and the discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to various risk factors. The complex economic outlook may also materially and adversely affect the Company’s key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

Actual cash flows are likely to be different from those estimated or forecast since anticipated events frequently do not occur as expected and unforeseen events may arise. The Group's results of operations could be materially and adversely affected for the period in which future impairment charges are incurred.

The sensitivity analysis for the impairment testing involves estimates and judgments to consider numerous assumptions comprehensively. Those assumptions interact on each other and interrelate with each other complexly and do not have fixed patterns along with the changes in price. Accordingly, the Company believes that the preparation of the sensitivity analysis for the impairment testing will be impracticable. Changes in assumptions could affect impairment charges and reversals in the consolidated statement of profit or loss and other comprehensive income, and the carrying amounts of assets in the consolidated statement of financial position.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

4	SEGMENT INFORMATION (continued)

(a)	Segment results (continued)

The following table presents the segment financial information for the Group for the years ended December 31, 2014, 2015 and 2016.

	E&P			Trading business			Corporate			Eliminations			Consolidated

	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016

External revenue	208,361	137,243	114,935	65,643	33,777	30,986	630	417	569	-	-	-	274,634	171,437	146,490
Intersegment revenue*	15,380	12,339	10,676	(15,380)	(12,339)	(10,676)	242	85	113	(242)	(85)	(113)	-	-	-

Total revenue	223,741	149,582	125,611	50,263	21,438	20,310	872	502	682	(242)	(85)	(113)	274,634	171,437	146,490

Segment profit/(loss) for the year	54,846	15,695	(346)	983	879	656	4,620	6,048	30,701	(250)	(2,376)	(30,374)	60,199	20,246	637

Amounts included in the measure of segment profit or loss
Operating expenses	(31,180)	(28,372)	(23,220)	-	-	-	-	-	-	-	-	9	(31,180)	(28,372)	(23,211)
Taxes other than income tax	(11,802)	(10,748)	(6,901)	-	7	-	(40)	(29)	(40)	-	-	-	(11,842)	(10,770)	(6,941)
Exploration expenses	(11,680)	(9,973)	(7,393)	-	-	-	-	-	-	155	73	34	(11,525)	(9,900)	(7,359)
Depreciation, depletion and amortization	(57,407)	(72,665)	(68,333)	(417)	(324)	(144)	(484)	(509)	(470)	22	59	40	(58,286)	(73,439)	(68,907)
Impairment and provision	(4,147)	(2,690)	(12,180)	27	(56)	9	-	-	-	-	-	-	(4,120)	(2,746)	(12,171)
Selling and administrative expenses	(3,651)	(3,644)	(4,920)	(862)	(340)	(296)	(2,166)	(1,733)	(1,307)	66	12	30	(6,613)	(5,705)	(6,493)
Interest income	125	147	217	1	-	1	1,801	1,028	1,805	(854)	(302)	(1,122)	1,073	873	901
Finance costs	(2,813)	(3,407)	(3,384)	(3)	(1)	(1)	(2,997)	(3,369)	(4,183)	1,039	659	1,322	(4,774)	(6,118)	(6,246)
Share of profits/(losses) of associates and a joint venture	12	(117)	(63)	-	-	-	994	2,020	(13)	-	-	-	1,006	1,903	(76)
Income tax (expense)/credit	(24,903)	44	3,811	(114)	(8)	(24)	2,703	3,080	2,125	-	-	-	(22,314)	3,116	5,912

Other segment information
Investments in associates and a joint venture	953	800	737	-	-	-	24,297	27,613	29,258	-	-	-	25,250	28,413	29,995
Others	524,702	532,765	497,413	8,671	3,336	1,898	368,648	344,037	342,810	(264,412)	(244,189)	(234,435)	637,609	635,949	607,686

Segment assets	525,655	533,565	498,150	8,671	3,336	1,898	392,945	371,650	372,068	(264,412)	(244,189)	(234,435)	662,859	664,362	637,681

Segment liabilities	(381,342)	(364,056)	(331,339)	(7,142)	(2,243)	(947)	(111,311)	(145,475)	(138,352)	216,546	233,453	215,328	(283,249)	(278,321)	(255,310)

Capital expenditure	106,593	66,122	49,122	16	11	-	794	386	395	-	-	-	107,403	66,519	49,517

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

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 70% (2015: 73%, 2014: 65%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended December 31, 2014, 2015 and 2016.

	PRC			Canada			Others			Consolidated

	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016

Property, plant and equipment	206,144	193,359	174,853	101,644	105,383	103,173	155,434	155,399	154,439	463,222	454,141	432,465
Investments in associates/a joint venture	3,317	3,499	3,451	783	816	-	21,150	24,098	26,544	25,250	28,413	29,995
Other non-current assets	5,246	7,087	6,593	643	694	731	85	47	98	5,974	7,828	7,422

(c)	Information about major customers

The current year's revenue of approximately RMB9,659 million (2015: approximately RMB14,692 million, 2014: approximately RMB25,055 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC Group refer to Note 29 (iii).

5.	OIL AND GAS SALES

	2014	2015	2016

Gross sales	227,544	150,618	124,648
Less: Royalties	(6,433)	(2,646)	(2,398)
PRC government’s share of oil	(2,901)	(1,375)	(925)

Oil and gas sales	218,210	146,597	121,325

6.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy ("SOG Levy") was imposed by the Ministry of Finance of the PRC ("MOF") at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from January 1, 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

7.	PROFIT/(LOSS) BEFORE TAX

The Group’s profit/(loss) before tax is arrived at after charging/(crediting):

	2014	2015	2016

Crediting:
Interest income from bank deposits	(1,073)	(873)	(901)

Investment income:
– Net gain from sale ofavailable-for-sale financial assets	(2,684)	-	-
– Fair value changes on other financial assets	-	(2,398)	(2,774)
	(2,684)	(2,398)	(2,774)

Insurance compensation on disposal of property, plant and equipment	(334)	(560)	(520)

Charging:
Auditors’ remuneration:
– Audit fee	47	45	47
– Other fees	18	12	6

	65	57	53

Employee wages, salaries, allowances and social security costs	8,751	6,924	6,403

Impairment and provision:
- Property, plant and equipment	4,114	2,358	10,768
- Trade receivables	(31)	4	1,439
- Others	37	384	(36)
	4,120	2,746	12,171

Depreciation, depletion and amortization:
– Property, plant and equipment	57,212	72,293	68,303
– Intangible assets	1,398	1,306	1,020
– Less: Net amount capitalized	(324)	(160)	(416)

	58,286	73,439	68,907

Operating lease rentals:
– Office properties	508	438	485
– Plant and equipment	1,741	2,448	1,747

	2,249	2,886	2,232

Repairs and maintenance	6,342	5,034	4,052
Research and development costs	1,821	1,629	1,424
(Gain)/loss on disposal of property, plant and equipment	(1,158)	718	78

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	FINANCE COSTS

	2014	2015	2016

Interest on bank loans	415	291	217
Interest on other loans	3,813	4,701	5,249
Other borrowing costs	1	76	25

Total borrowing costs	4,229	5,068	5,491

Less: Amount capitalized in property, plant and equipment (note 14)	(1,842)	(1,385)	(1,430)

	2,387	3,683	4,061
Other finance costs:
Unwinding of discount on provision for dismantlement (note 26)	2,387	2,435	2,185

	4,774	6,118	6,246

The effective interest rates used to determine the amount of related borrowing costs for capitalization varied from 0.7566% to 7.875% (2015: from 0.735% to 7.875% , 2014: from 0.64775% to 7.875%) per annum during the year ended at December 31, 2016.

9.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2014
Executive directors:

Li Fanrong(7)	753	-	-	78	831
Wu Guangqi(9)(10)	753	-	-	70	823

Subtotal	1,506	-	-	148	1,654

Non-executive directors:

Wang Yilin(5)	840	-	-	-	840
Yang Hua(5)(7)	753	-	-	-	753
Lv Bo(2)(10)	753	-	-	-	753
Zhang Jianwei(2)(3)	690	-	-	-	690
Wang Jiaxiang(2)(6)	753	-	-	-	753

Subtotal	3,789	-	-	-	3,789

Independent non-executive directors:

Chiu Sung Hong	887	-	-	-	887
Lawrence J. Lau	753	-	-	-	753
Tse Hau Yin, Aloysius	887	-	-	-	887
Wang Tao(4)	125	-	-	-	125
Kevin G. Lynch(4)	628	-	-	-	628
Subtotal	3,280	-	-	-	3,280
Total	8,575	-	-	148	8,723

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2015
Executive directors:

Li Fanrong(7)	-	170	470	117	757
Wu Guangqi(9)(10)	-	170	470	117	757

Subtotal	-	340	940	234	1,514

Non-executive directors:

Wang Yilin(5)	-	-	-	-	-
Yang Hua(5)(7)	-	-	-	-	-
Lv Bo(2)(10)	-	-	-	-	-
Wang Jiaxiang(2)(6)	-	-	-	-	-

Subtotal	-	-	-	-	-

Independent non-executive
directors:
Chiu Sung Hong	899	-	-	-	899
Lawrence J. Lau	763	-	-	-	763
Tse Hau Yin, Aloysius	899	-	-	-	899
Kevin G. Lynch(4)	763	-	-	-	763
Subtotal	3,324	-	-	-	3,324
Total	3,324	340	940	234	4,838

2016
Executive directors:

Yang Hua(5)(7)	-	-	-	-	-
Yuan Guagnyu(7)	-	94	78	70	242
Li Fanrong(7)	-	92	454	59	605

Subtotal	-	186	532	129	847

Non-executive directors:

Liu Jian(8)	-	-	-	-	-
Wu Guangqi(9)(10)	-	92	454	59	605
Lv Bo(2)(10)	-	-	-	-	-

Subtotal	-	92	454	59	605

Independent non-executive	957	-	-	-	957
directors:	812	-	-	-	812
Chiu Sung Hong	957	-	-	-	957
Lawrence J. Lau	812	-	-	-	812
Tse Hau Yin, Aloysius
Kevin G. Lynch(4)	3,538	-	-	-	3,538
Subtotal
Total	3,538	278	986	188	4,990

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

Notes:

(1)	Fees, salaries, allowances, benefits in kind and performance related bonuses represent the gross amount (before applicable individual salary tax) paid/payable to individual directors. All the executive directors have voluntarily waived their salaries, allowances, benefits in kind and performance related bonuses in 2014.

(2)	On January 1, 2014, each of Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang was appointed as a non-executive director of the Company.

(3)	On November 17, 2014, Mr. Zhang Jianwei resigned as a non-executive director of the Company.

(4)	On March 1, 2014, Mr. Kevin G. Lynch was appointed as an independent non-executive director of the Company and Mr. Wang Tao retired as an independent non-executive director of the Company.

(5)	On May 19, 2015, Mr. Yang Hua was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company and no longer served as Vice-chairman of the Board. Mr. Wang Yilin resigned as Chairman of the Board, Chairman of the Nomination Committee and Non-executive Director of the Company.

(6)	On September 23, 2015, Mr. Wang Jiaxiang retired as a non-executive director of the Company.

(7)	On 15 June 2016, Mr. Yang Hua was re-designated as an Executive Director and appointed as the Chief Executive Officer of the Company. Mr. Yuan Guangyu was appointed as an Executive Director and the President of the Company. Mr. Li Fanrong resigned as an Executive Director, the Chief Executive Officer and the President of the Company.

(8)	On 20 December 2016, Mr. Liu Jian was appointed as the Vice Chairman and a Non-executive Director of the Company.

(9)	On 15 June 2016, Mr. Wu Guangqi was re-designated as a Non-executive Director of the Company and resigned as the Compliance Officer of the Company.

(10)	On 20 December 2016, Mr. Wu Guangqi was appointed as a member of the Remuneration Committee of the Company. Mr. Lv Bo resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

The Company has adopted the share option schemes for the grant of options to the Company's directors. The fair value of share options for the directors measured according to the Group's accounting policy as set out in note 3. No Directors exercised any share option in 2014, 2015 or 2016. No new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company in 2014, 2015 or 2016. Further details of share option scheme and valuation techniques are set out in note 27.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year. In 2016, the executive directors' remuneration shown above were for their services in connection with the management of the affairs of the Company. The other directors' remuneration shown above were for their services as directors of the Company.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(ii)	Other key management personnel’s (excluding Directors’) remuneration

	2014	2015	2016

Short term employee benefits	8	8	7
Pension scheme contributions	1	1	1
Amount paid/payable during the year	9	9	8
Share options*	-	-	-
	9	9	8

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2014	2015	2016

Nil to RMB 2,000,000	10	10	10
	10	10	10

*	This item represents the fair value of share options measured according to the Group's accounting policy as set out in note 3. No other key management personnel exercised any share option in 2014, 2015 or 2016.

10.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2015: none; 2014: none) of the Directors, details of whose remuneration are disclosed in note 9 (i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2015: five; 2014: five) highest paid employees, who are not the Directors, for the year are as follows:

	2014	2015	2016

Fees(1)	-	-	-
Basic salaries, allowances and benefits in kind(1)	18	22	23
Performance-related bonuses	16	17	14
Pension scheme contributions	1	1	1

Amount paid/payable during the year	35	40	38

(1)	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	FIVE HIGHEST PAID EMPLOYEES (continued)

The remuneration of the five (2015: five, 2014: five) highest paid employees, who are not the directors, falls within the following bands:

	2014	2015	2016

RMB5,500,001 to RMB6,000,000	1	-	1
RMB6,000,001 to RMB6,500,000	1	-	-
RMB7,000,001 to RMB7,500,000	1	3	-
RMB7,500,001 to RMB8,000,000	1	-	3
RMB8,500,001 to RMB9,000,000	1	-	-
RMB9,000,001 to RMB9,500,000	-	2	1

	5	5	5

11.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2015: 16.5%, 2014: 16.5%) on profits arising in or derived from Hong Kong.

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

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2015: 10% to 56%, 2014: 10% to 62%). The U.K. government decreased the combined income tax rate on North Sea oil and gas activities from 50% to 40% with effect from January 1, 2016.

As of December 31, 2016, deferred tax liabilities related to undistributed earnings of the Company's overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	TAX (continued)

(i)	Income tax (continued)

An analysis of the tax expense/ (credit) in the Group's consolidated statement of profit or loss and other comprehensive income is as follows:

	2014	2015	2016

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	16,609	9,990	7,547
Provision for overseas enterprise income tax on the estimated taxable profits for the year	14,083	3,501	2,983
Deferred tax
Temporary differences in the current year	(8,378)	(12,585)	(14,595)
Effect of changes in tax rates	-	(4,022)	(1,847)

Income tax expense/(credit) for the year	22,314	(3,116)	(5,912)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2014	2015	2016
	%	%	%

PRC statutory enterprise income tax rate	25.0	25.0	25.0
Effect of different tax rates for overseas subsidiaries	7.1	(5.8)	34.8
Effect of changes in tax rates	-	(23.5)	35.0
Tax credit from the government	(2.2)	(11.5)	8.3
Tax reported in equity-accounted entities	(0.1)	(0.4)	1.0
Tax losses previously not recognized	(3.3)	(1.9)	5.3
Others	0.5	(0.1)	2.7

Group’s effective income tax rate	27.0	(18.2)	112.1

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2014	2015	2016

At January 1	22,633	14,312	(1,948)
Credit to the profit or loss	(8,378)	(12,585)	(14,595)
Changes in tax rates	-	(4,022)	(1,847)
Charge to equity	(92)	141	(226)
Exchange differences	149	206	(558)

At December 31	14,312	(1,948)	(19,174)

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	TAX (continued)

(i)	Income tax (continued)

Principal components of deferred tax balances are as follows:

	2015	2016

Deferred tax assets
Property, plant and equipment	476	1,681
Provision for dismantlement	9,891	9,325
Losses available for offsetting against future taxable profit	15,505	21,163
Fair value of long term borrowings	1,926	1,969
Others	746	1,389

	28,544	35,527

Deferred tax liabilities
Property, plant and equipment	(26,318)	(16,208)
Fair value changes on other financial assets	(226)	(139)
Others	(52)	(6)

	(26,596)	(16,353)

Net deferred tax assets	1,948	19,174

Of which – deferred tax assets	13,575	24,844
deferred tax liabilities	(11,627)	(5,670)

As at December 31, 2016, the Group had approximately RMB82,288 million (December 31, 2015: RMB57,325 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 9 to 20 years.

Deferred tax assets in respect of tax losses are recognized only to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences.

As at December 31, 2016, the Group's recognized deferred tax assets on tax losses amounted to RMB68,061 million (December 31, 2015: RMB49,327 million). Unrecognized tax losses, where recovery is not currently expected, amounted to RMB14,227 million (December 31, 2015: RMB7,998 million). This includes RMB3,207 million (2015: RMB1,343 million) of unrecognized tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 5 to 20 years.

As at December 31, 2016, the Group's unrecognized deferred tax assets related to unused tax credits amounted to RMB5,761 million (2015: RMB5,790 million). This includes RMB4,807 million (2015: RMB4,664 million) of unrecognized deferred tax assets related to unused tax credits from Nigeria which has no fixed expiry date. The remainder expires between 2026 and 2036.

The realisability of the deferred tax assets recognised mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In case where the actual future taxable profits generated are less than expected, or change in facts and circumstances which result in revision of future taxable profits estimation, the balance of deferred tax assets may be significantly revised.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	TAX (continued)

(ii)	Other taxes

The Company's PRC subsidiaries pay the following other taxes and dues:

i.	Production tax at the rate of 5% on production under production sharing contracts;

ii.	VAT at the rates from 13% to 17% on taxable sales under independent oil and gas fields since May 1 2016 under "Provisional Regulations on VAT of the PRC" and relevant detailed rules according to the "Circular on Certain Policies on the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax" (Cai Shui [2016] No.39), which replaced the production tax at the rate of 5% on production under independent oil and gas fields before May 1 2016.

VAT at the rates from 3% to 17% on other income since May 1 2016, which were subject to the business tax at rates of 3% to 5% or VAT at the rates of 3% to 17% before May 1 2016.

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

iii.	Resource tax (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts. The resource tax rate was changed from 5% to 6% since December 1, 2014;

iv.	Export tariff at the rate of 5% on the export value of petroleum oil;

v.	City construction tax at the rates of 1% or 7% on the production tax, business tax and VAT paid;

vi.	Educational surcharge at the rate of 3% on the production tax, business tax and VAT paid; and

vii.	Local educational surcharge at the rate of 2% on the production tax, business tax and VAT paid.

In addition, other taxes paid and payable by the Company's non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	DIVIDENDS

	2014	2015	2016

Dividend per ordinary share:
2016 interim dividend - HK$0.12 (2015: interim dividend HK$0.25, 2014: interim dividend HK$0.25) per ordinary share	8,846	9,145	4,673
2015 final dividend - HK$0.25 (2014: final dividend HK$0.32, 2013: final dividend HK$0.32) per ordinary share	11,370	11,274	9,571

Final dividend proposed at HK$0.23 (2015: HK$0.25, 2014: HK$0.32) per ordinary share by the Board of Directors - not recognized as a liability as at the end of the year	11,325	9,397	9,096

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

13.	EARNINGS PER SHARE

	2014	2015	2016

Earnings
Profit for the year attributable to owners of the parent for the basic and diluted earnings per share calculation	60,199	20,246	637

Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984	44,647,455,984

Effect of dilutive potential ordinary shares under the share option schemes	87,318,520	37,363,069	11,684,504

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,734,774,504	44,684,819,053	44,659,140,488

Earnings per share:
Basic (RMB Yuan)	1.35	0.45	0.01
Diluted (RMB Yuan)	1.35	0.45	0.01

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total

Cost:

At January 1, 2015	732,632	5,175	737,807
Additions	52,811	247	53,058
Disposals and write-offs	(2,952)	(282)	(3,234)
Exchange differences	21,495	156	21,651

At December 31, 2015	803,986	5,296	809,282

At January 1, 2016	803,986	5,296	809,282
Additions	44,302	236	44,538
Disposals and write-offs	(6,365)	(37)	(6,402)
Exchange differences	25,703	205	25,908

At December 31, 2016	867,626	5,700	873,326

Accumulated depreciation, depletion and amortization and impairment:

At January 1, 2015	(273,450)	(1,135)	(274,585)
Depreciation charge for the year	(71,933)	(360)	(72,293)
Impairment	(2,358)	-	(2,358)
Disposals and write-offs	358	217	575
Exchange differences	(6,441)	(39)	(6,480)

At December 31, 2015	(353,824)	(1,317)	(355,141)

At January 1, 2016	(353,824)	(1,317)	(355,141)
Depreciation charge for the year	(67,906)	(397)	(68,303)
Impairment	(10,768)	-	(10,768)
Disposals and write-offs	3,532	34	3,566
Exchange differences	(10,157)	(58)	(10,215)

At December 31, 2016	(439,123)	(1,738)	(440,861)

Net book value:
At December 31, 2015	450,162	3,979	454,141

At December 31, 2016	428,503	3,962	432,465

Included in the current year's additions was an amount of approximately RMB1,430 million (2015: approximately RMB1,385 million, 2014: approximately RMB1,842 million) in respect of interest capitalized in property, plant and equipment (note 8). Included also in the depreciation charge for the year was an amount of approximately RMB1,609 million (2015: approximately RMB3,465 million, 2014: approximately RMB3,873 million) in respect of a depreciation charge on dismantlement cost capitalized in oil and gas properties.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment and provision recognized during the year included the impairment loss to reduce the carrying amount of certain oil and gas properties to the recoverable amount. This impairment loss was mainly related to fields in North America, Europe and Africa which was primarily due to the revision of the estimation for the oil price forecast and the adjustment in operating plan for oil sand assets in Canada. The recoverable amount was calculated based on the assets value in use and was determined at the oil field(s) level. Included in the impairment loss, an amount of RMB7,358 million was recognized on Long Lake project, due to the revision of the oil price forecast and the adjustment in operating plan caused by the pipeline rupture and the explosion accident. As at 31 December 2016, there was no formal recommendation or decision from the business continuity planning work to suggest the future operating plan of Long Lake assets, which may significantly impact the recoverable amount of the oil sands properties of Long Lake assets in the future.

The base discount rate for value in use calculations is 8%-11% real after tax. The discount rate is derived from the company's weighted average cost of capital. A derived pre-tax discount rate would generally be in the range of 9%-11% depending on asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life.

During current year, the Group wrote off certain oil and gas assets in North America due to the expiration of lease contracts. Approximately RMB823 million was included in the disposal and write-offs which was classified as exploration expenses, and RMB605 million was included in the depreciation, depletion and amortization charge, respectively.

15.	INTANGIBLE ASSETS

	Gas processing rights under NWS Project	Drilling rig contracts and seismic data usage rights	Marketing transportation and storage contracts	Software and others	Goodwill	Total

Cost:
At January 1, 2015	1,122	1,964	1,562	2,563	13,009	20,220
Additions	-	-	-	368	-	368
Disposal	-	(467)	(125)	(137)	-	(729)
Exchange differences	69	99	90	67	796	1,121

At December 31, 2015	1,191	1,596	1,527	2,861	13,805	20,980

At January 1, 2016	1,191	1,596	1,527	2,861	13,805	20,980
Additions	-	-	-	197	-	197
Disposal	-	-	-	(387)	-	(387)
Exchange differences	82	109	104	67	943	1,305

At December 31, 2016	1,273	1,705	1,631	2,738	14,748	22,095

Accumulated amortization:
At January 1, 2015	(542)	(996)	(809)	(1,382)	-	(3,729)
Amortization charge for the year	(44)	(383)	(283)	(596)	-	(1,306)
Disposal	-	467	56	137	-	660
Exchange differences	(35)	(46)	(60)	(41)	-	(182)

At December 31, 2015	(621)	(958)	(1,096)	(1,882)	-	(4,557)

At January 1, 2016	(621)	(958)	(1,096)	(1,882)	-	(4,557)
Amortization charge for the year	(51)	(326)	(135)	(508)	-	(1,020)
Disposal	-	-	-	386	-	386
Exchange differences	(57)	(80)	(81)	(42)	-	(260)

At December 31, 2016	(729)	(1,364)	(1,312)	(2,046)	-	(5,451)

Net book value:
At December 31, 2015	570	638	431	979	13,805	16,423

At December 31, 2016	544	341	319	692	14,748	16,644

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	INTANGIBLE ASSETS (continued)

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

16.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates at the end of the reporting period are as follows:

		Nominal value
		of ordinary shares issued and	Percentage of equity
	Place of	paid-up/registered	attributable to
Name of associates	establishment	capital	the Group	Principal activities
Shanghai Petroleum	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil,
Corporation Limited				gas and relevant products
				in the PRC

CNOOC Finance	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer,
Corporation Limited				settlement, loan, discounting
				and other financing services to
				CNOOC and its member entities

Northern Gross (Yukon) Limited(1)	Canada	22,691,705 common shares without a par value	0%	Petroleum exploration, development and production in Canada

(1) The shares of Northern Cross (Yukon) Limited indirectly held by CNOOC Limited were sold on 7 October 2016.

To give details of other associate would, in the opinion of the Directors, result in particulars of excessive length.

The Group’s investments in associates represent:

	2015	2016
Share of net assets	4,324	3,695

None of the Group’s associates are considered to be individually material. The following table illustrates the summarized financial information of the Group’s associates in the consolidated financial statements:

	2014	2015	2016

Profit/(loss) for the year	232	256	(609)
Other comprehensive income/(expense)	92	74	(127)
Total comprehensive income/(expense)	324	330	(736)

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities
Bridas Corporation	British Virgin Islands	US$102,325,582	50%	Investment holding

Summarized financial information of the joint venture is disclosed below:

	2015	2016

Cash and cash equivalents	4,542	3,169
Other current assets	5,615	6,032
Total current assets	10,157	9,201

Non-current assets, excluding goodwill	59,767	63,066
Goodwill	3,675	3,926
Total assets	73,599	76,193

Current financial liabilities (excluding trade and other payables)	(3,214)	(2,319)
Other current liabilities	(3,906)	(4,547)
Total current liabilities	(7,120)	(6,866)

Non-current financial liabilities	(4,719)	(4,098)
Other non-current liabilities	(13,581)	(12,629)
Total non-current liabilities	(18,300)	(16,727)
Total liabilities	(25,420)	(23,593)

Net assets	48,179	52,600

Net assets, excluding goodwill	44,504	48,674

	2014	2015	2016

Revenue	32,265	31,231	28,371
Depreciation, depletion and amortization	(2,822)	(3,535)	(3,988)
Interest income	324	288	388
Finance costs	(473)	(799)	(704)

Profit before tax	2,762	4,194	1,226
Income tax expense	(1,214)	(900)	(160)
Profit after tax	1,548	3,294	1,066
Total comprehensive income	1,548	3,294	1,066

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENT IN A JOINT VENTURE (continued)

Reconciliation of the summarized financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:

	2015	2016

Share of net assets of a joint venture, excluding goodwill	22,252	24,337
Goodwill on acquisition less cumulative impairment	1,837	1,963
Carrying amount of investment in a joint venture	24,089	26,300

No dividend was received from the joint venture in 2016 or 2014 and dividend of US$5 million (equivalent to RMB32 million) was received from the joint venture in 2015.

18.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS

(i)	Equity investments

	2015	2016

Current:
Non-publicly traded investments
Private equity funds classified at FVTOCI	14	15

	14	15

Non-current:
Publicly traded investments
Equity investment in MEG Energy Corporation (“MEG”) classified at FVTOCI (1)	1,077	1,356
Other equity investment classified at FVTPL	65	35
	1,142	1,391
Non-publicly traded investments
Private equity fund in Kerogen Energy Fund classified at FVTOCI (2)	2,629	2,875

	3,771	4,266

(1)	MEG is principally engaged in the exploitation and production of oil sands. The investment in MEG is designated by the Group as at FVTOCI. As at December 31, 2016, the investment in MEG was stated at the quoted market price.

(2)	Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry. The equity investment in Kerogen Energy Fund is designated by the Group as at FVTOCI. The cost of this non-publicly traded equity investment represents an appropriate estimate of its fair value as at January 1, 2016 and December 31, 2016, as insufficient more recent information is available to measure its fair value.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

18.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS (Continued)

(ii) Other financial assets

	2015	2016
Current:
Non-publicly traded investments classified at FVTPL:
Corporate wealth management products (1)	64,002	46,958
Liquidity funds (2)	7,804	5,931

	71,806	52,889

Upon the application of IFRS 9/HKFRS 9 (2009) on January 1, 2015, the Group’s other financial assets that were previously classified as available-for-sale financial assets have been classified as financial assets at FVTPL.

(1)	The corporate wealth management products will mature from January 10 2017 to December 5 2017 (2015: from January 6 2016 to December 14 2016).

(2)	The liquidity funds have no fixed maturity date and no coupon rate.

The gains of the Group's other financial assets recognized in the profit or loss for the year was RMB2,774 million (realized gains of other financial assets recognized for 2015: RMB2,398 million, realized gains on available-for-sale financial assets recognized for 2014: RMB2,684 million) .

During the year, the fair value changes on the Group's equity investments recognized directly in other comprehensive expense amounted to RMB461 million (the fair value changes on equity investments recognized in other comprehensive expense for 2015: RMB1,573 million, net loss on available-for-sale financial assets for 2014: RMB2,301 million).

None of the equity investments and other financial assets above is past due or impaired.

19.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People's Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilized for any other purposes but the dismantlement of oil and gas production facilities in the future. As of December 31, 2016, the balance of the specified dismantlement fund accounts was RMB6,088 million (December 31, 2015: RMB6,570 million).

20.	INVENTORIES AND SUPPLIES

	2015	2016

Materials and supplies	8,147	7,288
Oil in tanks	1,285	1,594
Less: Provision for inventory obsolescence	(169)	(173)

	9,263	8,709

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

21.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at December 31, 2016 and 2015, substantially all the trade receivables were aged within 30 days. Substantially all customers have a good repayment history and no receivables are past due.

22.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group's cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group's bank deposits were 2.95% per annum (2015: 2.61% per annum, 2014: 2.96% per annum) for the year ended December 31, 2016.

23.	TRADE AND ACCRUED PAYABLES

As at December 31, 2016 and 2015, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

24.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2015	2016

Accrued payroll and welfare payable	1,813	1,509
Provision for retirement benefits	837	683
Accrued expenses	273	449
Advances from customers	1,188	3,272
Royalties payable	233	240
Provision for dismantlement (note 26)	560	462
Other payables	8,630	8,251

	13,534	14,866

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	LOANS AND BORROWINGS

Current

		2015			2016
	Effective interest rate and final maturity	Loans	Notes	Total	Loans	Notes	Total

Short-term loans and borrowings
General loans****	LIBOR+0.42% to 0.60% per annum with maturity within one year*****	28,532	-	28,532	10,361	-	10,361
		28,532	-	28,532	10,361	-	10,361
Loans and borrowings due within one year
For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity within one year	187	-	187	215	-	215
Notes*		-	4,866	4,866	-	9,102	9,102
		187	4,866	5,053	215	9,102	9,317
		28,719	4,866	33,585	10,576	9,102	19,678

Non-current

		2015			2016
	Effective interest rate and final maturity	loans	Notes	Total	loans	Notes	Total

For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity through to 2021	911	-	911	758	-	758
For Tangguh LNG III Project ***	LIBOR+1.37% to 3.45% per annum with maturity through 2021 to 2029	-	-	-	327	-	327
Notes*		-	130,149	130,149	-	129,713	129,713
		911	130,149	131,060	1,085	129,713	130,798

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	LOANS AND BORROWINGS (continued)

* The detail of notes are as follows:

Issued by	Maturity	Coupon Rate	Outstanding Principal Amount
			31 December 2016	31 December 2015
			USD million	USD million

CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Matured in 2016	1.125%	-	750
CNOOC Finance (2013) Limited	Due in 2018	1.750%	750	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Due in 2017	1.625%	1,250	1,250
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.25%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
Nexen	Due in 2017	5.65%	62	62
Nexen	Due in 2019	6.2%	300	300
Nexen	Due in 2028	7.4%	200	200
Nexen	Due in 2032	7.875%	500	500
Nexen	Due in 2035	5.875%	790	790
Nexen	Due in 2037	6.4%	1,250	1,250
Nexen	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated October 29, 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.       LOANS AND BORROWINGS (continued)

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated August 3 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at December 31, 2016, US$800 million bank loans (2015: US$3,700 million) were guaranteed by the Company.

*****	As at December 31, 2016, US$694 million shareholder loans (2015: US$694 million) of the Group were included in General loans. For details please refer to Note 29(v).

The maturities of the long term bank loans are as follows:

	2015	2016

Repayable:
Within one year	187	215
After one year but within two years	201	225
After two years but within three years	211	225
After three years but within four years	211	225
After four years but within five years	211	97
After five years	77	313
	1,098	1,300

Amount due within one year shown under current liabilities	(187)	(215)

	911	1,085

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during the	during the	during the
December 31	at year end	at year end	year	year (1)	year (2)

2015	1,098	0.85%	1,195	1,147	0.72%
2016	1,300	1.74%	1,369	1,199	1.29%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at January 1, and December 31, of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at January 1, and December 31, of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	PROVISION FOR DISMANTLEMENT

	2015	2016

At January 1	52,889	50,063
New projects(1)	5,874	1,395
Revision(1)	(11,018)	(2,072)
Utilization	(274)	(398)
Deletions	6	(33)
Unwinding of discount(2) (note 8)	2,435	2,185
Exchange differences	151	(252)

At December 31	50,063	50,888

Current portion of dismantlement included in other payables and accrued liabilities (note 24)	(560)	(462)

At December 31	49,503	50,426

(1)	The amounts are included in the additions of oil and gas properties in note 14.

(2)	The discount rates used for calculating the provision for dismantlement are within the range of 4% to 5% (2015: 4% to 5%, 2014: 4% to 5%).

27.	SHARE CAPITAL

		Issued share capital equivalent of
	Number of shares	RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2015, as at 31 December 2015 and as at 31 December 2016	44,647,455,984	43,081

Share option schemes

The Company has adopted the share option schemes for the grant of options to the Company's directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (as defined below); and

(4)	2005 Share Option Scheme (as defined below).

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

2005 Share Option Scheme (continued)

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

No new share option was granted during the year (2015 and 2014: nil) and the Group recognized an equity-settled share option expense of nil (2015 and 2014: nil) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2015		2016
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		HK$		HK$
Outstanding at the beginning of the year	311,184,000	10.17	262,592,000	10.56
Granted during the year	-	-	-	-
Forfeited during the year	(20,522,000)	11.43	(37,893,000)	11.30
Expired during the year	(28,070,000)	5.62	(37,170,000)	5.56
Exercised during the year	-	-	-	-

Outstanding at the end of the year	262,592,000	10.56	187,529,000	11.40

Exercisable at the end of the year	262,592,000	10.56	187,529,000	11.40

No share options had been cancelled or modified during the years ended December 31, 2014, 2015 or 2016.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	SHARE CAPITAL (continued)

At the date of approval of these consolidated financial statements for issuance, the share options outstanding under these share option schemes represented approximately 0.42% of the Company's shares in issue as at that date (2015: 0.59%, 2014: 0.70%). The weighted average remaining contractual life of share options outstanding at the end of the year was 2.11 years (2015: 2.74 years, 2014: 3.50 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 187,529,000 (2015: 262,592,000) additional ordinary shares of the Company and additional share capital of RMB1,912,814,087 (2015: RMB2, 323,404,158).

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

As at December 31, 2016, the general reserve fund amounted to RMB10,000 million (December 31, 2015: RMB10,000 million), representing 50% (2015: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the "Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry" and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilized, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of December 31, 2016, the Group's safety fund reserve under the PRC regulations amounted to nil (December 31, 2015: nil).

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

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the "CNOOC Group") are disclosed as related party transactions. The connected transactions or continuing connected transactions which are defined in Chapter 14A of the Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on November 6, 2013 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2014. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on November 1, 2010. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2014 were approved by the independent shareholders of the Company on November 27, 2013. The approved continuing connected transactions are as follows:

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

For the continuing connected transactions referred to in paragraphs (1)(a) to (1)(d) above provided by the CNOOC Group to the Group and paragraph (2) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

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

	2014	2015	2016

Provision of exploration and support services	11,050	7,457	4,357
- Inclusive of amounts capitalized under property, plant and equipment	6,501	4,158	2,364
Provision of oil and gas development and support services	41,299	22,733	14,214
Provision of oil and gas production and support services (note a)	8,688	8,384	7,250
Provision of marketing, management and ancillary services (note b)	915	954	994
FPSO vessel leases (note c)	1,257	1,770	1,551

	63,209	41,298	28,366

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the years ended December 31, 2014, 2015 or 2016.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2014	2015	2016

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) (note d)	157,290	105,401	88,682
Long term sales of natural gas and liquefied natural gas (note e)	7,981	10,557	8,663

	165,271	115,958	97,345

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)	Interest income received by the Group

	2014	2015	2016

Interest income from deposits in CNOOC Finance	474	629	564

(b)	Deposits balances made by the Group

	2015	2016

Deposits in CNOOC Finance	21,707	19,437

(v)	Balances with the CNOOC Group

	2015	2016

Amount due to CNOOC
– included in other payables and accrued liabilities	144	215
Amount due to other related parties
– included in trade and accrued payables	19,313	15,091
	19,457	15,306

Borrowing from CNOOC (note g)	4,504	4,811
Amounts due from other related parties
– included in trade receivables	8,656	13,090
– included in other current assets	517	173
	9,173	13,263

(vi)	Balance with a joint venture

	2015	2016

Amounts due from a joint venture
– included in other current assets	126	135

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 34. In addition, the Group had certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at December 31, 2016, as summarized below:

	2015	2016

Cash and cash equivalents	5,416	6,612
Time deposits with maturity over three months	-	108
Specified dismantlement fund accounts (note 19)	6,570	6,088
	11,986	12,808

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 9.

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

	2015	2016

Accumulated investment	1,263	1,647

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading ("FPSO") vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated November 27, 2013, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from January 1, 2014 to December 31, 2016. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The Group's maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2016 was RMB22,000 million (2015: RMB22,000 million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at December 31, 2016, the withdrawal amount of the loan was US$130 million (December 31, 2015: US$130 million); in December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at December 31, 2016, the withdrawal amount of the loan was US$564 million (December 31, 2015: US$564 million).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RETIREMENT BENEFITS

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

During the year, the Group's pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB695 million (2015: RMB613 million, 2014: RMB845 million).

31.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit/(loss) before tax to cash generated from operations

	2014	2015	2016

Profit/(loss) before tax	82,513	17,130	(5,275)

Adjustments for:
Interest income	(1,073)	(873)	(901)
Finance costs	4,774	6,118	6,246
Exchange (gains)/losses, net	(1,049)	143	790
Share of (profits)/losses of associates	(232)	(256)	609
Share of profit of a joint venture	(774)	(1,647)	(533)
Investment income	(2,684)	(2,398)	(2,774)
Impairment and provision	4,120	2,746	12,171
Depreciation, depletion and amortization	58,286	73,439	68,907
(Gain)/loss on disposal and write-off of property, plant and equipment	(789)	2,115	2,304
Others	46	70	-
Subtotal	143,138	96,587	81,544

Decrease/(increase) in trade receivables and other current assets	7,471	7,932	(2,820)
(Increase)/decrease in inventories and supplies	(1,540)	1,427	922
(Decrease)/increase in trade and accrued payables and other payables	(6,387)	(9,851)	2,491

Cash generated from operations	142,682	96,095	82,137

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at December 31, 2016, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2015	2016
Contracted, but not provided for (1)	51,296	46,515

(1)	The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group's exploration and production licenses.

The above table includes a commitment of approximately RMB2,482 million (December 31, 2015: RMB2,688 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2015	2016
Contracted, but not provided for	605	360

As at December 31, 2016, the Group had unutilized banking facilities amounting to approximately RMB60,697 million (December 31, 2015: RMB60,912 million).

(ii)	Operating lease commitments

a.	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 20 years.

As at December 31, 2016, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2015	2016

Commitments due:
No later than one year	1,019	1,317
Later than one year and not later than two years	650	896
Later than two years and not later than five years	1,337	1,534
Later than five years	1,717	1,963

	4,723	5,710

The above table includes minimum lease payments of approximately RMB639 million (December 31, 2015: RMB273 million) to the CNOOC Group.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

a.	Office properties (continued)

Office properties commitments of a joint venture:

	2015	2016

Commitments due:
No later than one year	27	25
Later than one year and not later than two years	18	17
Later than two years and not later than five years	24	26
Later than five years	34	51

	103	119

b.	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at December 31, 2016, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2015	2016

Commitments due:
No later than one year	1,519	1,378
Later than one year and not later than two years	1,179	734
Later than two years and not later than five years	1,497	1,316
Later than five years	3,966	3,878

	8,161	7,306

The above table includes a commitment of approximately RMB3,211 million (December 31, 2015: RMB4,075 million) to the CNOOC Group.

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

On August 10, 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Claim”). The Claim is lodged against COPC and CNOOC China Limited (together, the “Defendants”). The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Penglai 19-3 Oilfield Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay. Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim. CNOOC China Limited has engaged PRC lawyers in relation to the Claim and is defending the Claim vigorously.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these consolidated financial statements authorized for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

b.	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from January 1, 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies (continued)

c.	On July 15 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located in south of Fort McMurray, Alberta, Canada. The root cause of the rupture was a thermally-driven upheaval buckling of the pipeline and the subsequent cooldown during the turnaround. This was the result of using an incompatible pipeline design for the muskeg ground conditions. Nexen has submitted investigation findings to the Alberta Energy Regulator, who is still in the process of completing their investigation. The Company is still in the process of evaluating the financial impact of the incident.

The Company places great emphasis on operation safety and has taken measures to minimize the spill's impact on the environment and wildlife. Since the incident, the Company has been working together with relevant regulatory agencies and has completed clean up at the spill site, with one spring sampling session scheduled for 2017. Nexen is cooperating with the investigation of regulatory agencies.

On January 15, 2016, an explosion occurred at Nexen’s Long Lake site near the hydrocracker unit. Two employees died as a result of the incident. The root cause of the explosion was a result of work being performed that was outside of the scope of approved work activities. The Company is still in the process of evaluating the financial impact of the incident.

The Company maintains insurance policies that provide coverage against property damage, third party pollution clean-up and well control losses. The Company has submitted claims to its insurers on these recent Long Lake losses and each claim is being investigated.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group's tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

33.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also uses derivatives to manage foreign currency risk for non-trading purposes.

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

Fair value of financial instruments (continued)

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, short-term loans, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The carrying amount of the Group’s non-current non-publicly traded equity investments represents an appropriate estimate of their fair values, as insufficient more recent information is available to measure their fair values as at December 31, 2016.

The fair value of the Group's long term bank loans with floating interest rates approximated to the carrying amount as at December 31, 2016 and 2015.

The estimated fair value of the Group's long term guaranteed notes was approximately RMB140,135 million as at December 31, 2016 (2015: RMB133,629 million), which was determined by reference to the market price as at December 31, 2016.

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

As at December 31, 2016 and December 31, 2015, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

Assets measured at fair value	December 31 2016	Level 1	Level 2	Level 3

Other financial assets-current
Corporate wealth management products	46,958	-	46,958	-
Liquidity funds	5,931	5,931		-
Derivative financial assets – current	428	-	428	-
Equity investments
Non-publicly traded investments- current	15	-	15	-
Publicly traded investments-non current	1,391	1,391	-	-
	54,723	7,322	47,401	-

Liabilities measured at fair value
Derivative financial liabilities – current	(426)	-	(426)	-

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets measured at fair value	December 31 2015	Level 1	Level 2	Level 3
Other financial assets – current
Corporate wealth management products	64,002	-	64,002	-
Liquidity funds	7,804	7,804	-	-
Derivative financial assets – current	7	-	7	-
Equity investments
Non-publicly traded investments – current	14	-	14	-
Publicly traded investments – non current	1,142	1,142	-	-
	72,969	8,946	64,023	-

Liabilities measured at fair value
Derivative financial liabilities – current	-	-	-	-

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilizes valuation techniques that seek to maximize the use of observable inputs and minimize the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods. Key inputs are forward price of the underlying commodity, which may be observable or unobservable, discount rate and foreign exchange rates. The derivatives are classified according to the above fair value hierarchy based on the amount of observable inputs used to value the instruments. For derivatives categorised within level 3 of the fair value hierarchy, if any, the significant unobservable inputs used in the fair value measurement includes the extrapolation of future price of commodity.

No amounts have been transferred between the different levels of the fair value hierarchy for the year.

A reconciliation of changes in the fair value of the derivatives classified as Level 3 for the year ended December 31, 2016 and 2015 is provided below:

Level 3 Reconciliation of derivative financial assets and liabilities, net

	2015	2016

Fair value, beginning of year	131	-
Realized gains	156	-
Unrealized gains	6	-
Settlements	(296)	-
Exchange difference	3	-

Fair value, end of year	-	-

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

A substantial portion of the Group's oil and gas sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2014	2015	2016
China Petroleum & Chemical Corporation*	25,055	14,692	9,659
PetroChina Company Limited*	14,048	5,502	6,923
Royal Dutch Shell PLC	16,724	6,917	3,661
BP p.l.c.	12,599	3,093	2,843
EOG Resources, Inc.	-	3,746	2,660

*           These transactions are with other state-owned enterprises.

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans, long term guaranteed notes, equity investment and other financial assets/ available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables, trade and accrued payables, which arise directly from its operations.

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

Concentrations of credit risk are managed by customer/counterparty and by geographical region. At December 31, 2016, the Group has certain concentrations of credit risk as 1% (2015: 7%) and 5% (2015: 10%) of the Group's trade receivables were due from the Group's largest third-party customer and the five largest third-party customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realized oil price, fluctuations in international oil price would have a significant impact on the Group's sales revenue, profit, assets value and cashflow. In addition, certain of the Group's natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Group's profitability. In North America, the majority of the Group's oil and gas production is sold under short-term contracts, exposing the Group to the risk of price movements. Other energy contracts the Group enters into also expose the Group to commodity price risk between the time the Group purchases and sells contracted volumes.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk

Substantially all of the Group's oil and gas sales are denominated in Renminbi and United States dollars ("US dollars"). Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From January 1, 2016 to December 31, 2016 (the last working day in 2016), Renminbi has depreciated by approximately 6.39% (December 31, 2015: 5.77%) against the US dollars. At December 31, 2015, approximately 88% (December 31, 2015: 89%, December 31, 2014: 79%) of the Group's cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also have exposures to currencies other than the US dollars, such as Canadian dollar and British Pounds as such exposures are considered insignificant.

Management has assessed the Group's exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at December 31, 2016 and 2015. Based on management's assessment, a 5% change in the foreign exchange rate of the US dollars at December 31, 2016 would have impacted the profit for the year of the Group by 6.63% (December 31, 2015: 0.09%) and the equity of the Group by 0.46% (December 31, 2015: 0.12%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2015.

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

The interest rate risk is closely monitored by the Group's senior management. As at the end of 2016, the interest rates for 95.3% of the Group's debts were fixed. Apart from borrowing for Tangguh LNG Project, all of the Group's long term debts are fixed rate. The weighted average term of the Group's debt balance outstanding was approximately 9.55 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group's exposure to changes in interest rates is not expected to be material.

(v)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realizable equity investments and other financial assets/ available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

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

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end December 31, 2014, 2015 and 2016.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2014	2015	2016

Interest-bearing debts	136,563	164,645	150,476
Equity attributable to owners of the parent	379,610	386,041	382,371
Total capital	516,173	550,686	532,847

Gearing ratio	26.5%	29.9%	28.2%

36.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

37.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the consolidated financial statements.

38.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 23, 2017.

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

For the years 2016, 2015 and 2014, approximately 60%, 62% and 52%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

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

The RMC’s main responsibilities are to:

·	review our reserves policies;

·	review our proved reserves and other categories of reserves; and

·	select our reserves estimators and auditors.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

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

CNOOC LIMITED

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada*				North America (excluding Canada) *		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
31 December 2013	1,693	4,476	84	889	16	386	155	-	-	195	736	34	175	350	2	-	166	28	2,290	6,323	736	34
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	(38)	-	-	(5)	(17)	-	-	-	-	(5)	(56)	-	-
Discoveries and extensions	201	752	-	11	-	6	2	-	-	93	92	-	70	120	-	-	-	-	274	982	92	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(229)	(235)	(14)	(56)	(2)	(41)	(28)	-	-	(43)	(16)	(2)	(18)	(41)	-	-	(32)	(19)	(323)	(434)	(16)	(2)
Revisions of prior estimates	26	(236)	(23)	17	2	104	13	-	-	27	(62)	(1)	(12)	(8)	-	-	15	11	22	(85)	(62)	(1)
31 December 2014	1,692	4,757	47	861	17	456	143	-	-	233	750	31	209	404	2	-	149	20	2,258	6,731	750	31
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	267	1,491	-	10	-	-	3	-	-	-	8	-	99	75	-	-	-	-	369	1,576	8	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(278)	(267)	(17)	(51)	(1)	(34)	(31)	-	-	(25)	(15)	(2)	(20)	(49)	-	-	(38)	(17)	(384)	(443)	(15)	(2)
Revisions of prior estimates	(250)	(626)	29	26	(1)	(32)	52	-	-	(89)	73	(30)	(49)	(154)	-	-	(9)	5	(228)	(870)	73	(30)
31 December 2015	1,431	5,355	60	846	15	389	167	-	-	119	815	-	239	275	2	-	102	9	2,015	6,993	815	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	-	-	1	-	-
Discoveries and extensions	167	897	-	-	-	-	1	-	-	-	7	-	36	75	-	-	-	-	203	972	7	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(271)	(237)	(18)	(55)	(2)	(41)	(29)	-	-	(18)	(8)	(7)	(18)	(47)	-	-	(36)	(13)	(373)	(410)	(8)	(7)
Revisions of prior estimates	119	(170)	35	162	(1)	(15)	-	-	-	(101)	(514)	7	3	45	-	-	14	11	171	(70)	(514)	7
31 December 2016	1,446	5,844	77	952	12	333	138	-	-	-	301	-	260	350	1	-	81	7	2,015	7,486	301	-

For explanation of significant changes in proved reserve, please refer to section “Item 4.B. Business Overview” for more details.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves: (continued)

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada*				North America (excluding Canada) *		South America		Europe		Total
	Oil	Natural gas	Oil	Naturall gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Enterprise’s share of equity method investees:
31 December 2013	1	4	-	-	-	-	-	-	-	-	-	-	-	-	199	516	-	-	199	520	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	9	-	-	3	9	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4	4	-	-	4	4	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(49)	-	-	(9)	(51)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	3	54	-	-	3	56	-	-
31 December 2014	1	3	-	-	-	-	-	-	-	-	-	-	-	-	200	534	-	-	200	537	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	67	-	-	3	67	-	-
Improved Recovery	-	5	-	-	-	-	-	-	-	-	-	-	-	-	1	2	-	-	1	7	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(9)	(53)	-	-	(9)	(55)	-	-
Revisions of prior estimates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5	21	-	-	5	21	-	-
31 December 2015	1	6	-	-	-	-	-	-	-	-	-	-	-	-	199	570	-	-	200	577	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	1	-	-	-	-	-	-	-	-	-	-	-	-	5	33	-	-	5	35	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	-	-	-	2	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(55)	-	-	(8)	(57)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	(3)	17	-	-	(2)	18	-	-
31 December 2016	1	7	-	-	-	-	-	-	-	-	-	-	-	-	195	567	-	-	195	574	-	-
Total consolidated and equity Interests in reserves
31 December 2014	1,692	4,760	47	861	17	456	143	-	-	233	750	31	209	404	201	534	149	20	2,459	7,268	750	31
31 December 2015	1,431	5,361	60	846	15	389	167	-	-	119	815	-	239	275	201	570	102	9	2,215	7,570	815	-
31 December 2016	1,446	5,850	77	952	12	333	138	-	-	-	301	-	260	350	196	567	81	7	2,211	8,060	301	-

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2014	759	1,775	24	375	12	347	47	-	-	192	226	-	87	208	2	-	122	19	1,053	2,915	226	-
31 December 2015	809	1,757	40	439	10	273	53	-	-	119	197	-	85	166	2	-	94	8	1,092	2,763	197	-
31 December 2016	815	1,623	51	618	10	268	41	-	-	-	156	-	88	219	1	-	81	7	1,086	2,734	156	-

Enterprise’s share of equity
method investees:
31 December 2014	1	3	-	-	-	-	-	-	-	-	-	-	-	-	102	331	-	-	102	334	-	-
31 December 2015	1	6	-	-	-	-	-	-	-	-	-	-	-	-	104	412	-	-	105	418	-	-
31 December 2016	1	7	-	-	-	-	-	-	-	-	-	-	-	-	102	431	-	-	103	438	-	-

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe			Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2014	932	2,982	24	487	5	109	95	-	-	41	524	31	122	196	-	-	28	2	1,206	3,816	524	31
31 December 2015	622	3,598	20	406	5	116	114	-	-	-	619	-	154	109	-	-	8	1	923	4,230	619	-
31 December 2016	631	4,221	26	334	2	66	97	-	-	-	145	-	173	131	-	-	-	-	929	4,752	145	-

Enterprise’s share of equity
method investees:
31 December 2014	-	-	-	-	-	-	-	-	-	-	-	-	-	-	98	203	-	-	98	203	-	-
31 December 2015	-	-	-	-	-	-	-	-	-	-	-	-	-	-	95	159	-	-	95	159	-	-
31 December 2016	-	-	-	-	-	-	-	-	-	-	-	-	-	-	93	136	-	-	93	136	-	-

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations

		2014
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	148,985	11,263	1,753	16,682	10,555	8,661	205	20,106	218,210
Operating expenses	(16,212)	(2,834)	(556)	(1,600)	(6,177)	(1,006)	(35)	(2,760)	(31,180)
Taxes other than income tax	(10,157)	(3)	(276)	(656)	(244)	(455)	-	(11)	(11,802)
Exploration expense	(4,945)	(1,626)	(267)	(1,637)	(1,263)	(808)	(238)	(896)	(11,680)
Accretion expense	(1,803)	(1)	-	(92)	(146)	(58)	(2)	(285)	(2,387)
Depreciation, depletion and amortization, and impairment*	(28,993)	(4,686)	(206)	(8,143)	(8,586)	(2,151)	(105)	(8,651)	(61,521)
Special oil gain levy	(19,072)	-	-	-	-	-	-	-	(19,072)
	67,803	2,113	448	4,554	(5,861)	4,183	(175)	7,503	80,568

Income tax expense	(16,952)	(1,559)	(134)	(1,984)	2,948	709	12	(5,063)	(22,023)

Result of operations	50,851	554	314	2,570	(2,913)	4,892	(163)	2,440	58,545

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2014
		Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	277	-	-	-	-	-	3,160	-	3,437
Operating expenses	(136)	-	-	-	-	-	(1,329)	-	(1,465)
Taxes other than income tax	(25)	-	-	-	-	-	(1,496)	-	(1,521)
Exploration expense	(1)	-	-	-	-	-	(122)	-	(123)
Accretion expense	(15)	-	-	-	-	-	(34)	-	(49)
Depreciation, depletion and amortization, and impairment*	(78)	-	-	-	-	-	(1,411)	-	(1,489)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	22	-	-	-	-	-	(1,232)	-	(1,210)

Income tax expense	(3)	-	-	-	-	-	-	-	(3)

Result of operations	19	-	-	-	-	-	(1,232)	-	(1,213)

Total result of operations for producing activities	50,870	554	314	2,570	(2,913)	4,892	(1,395)	2,440	57,332

*	Depreciation, depletion and amortization listed above was changed into Depreciation, depletion and amortization, and impairment in current year. The comparison figures in both 2014 and 2015 were restated accordingly.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2015
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	106,258	7,258	1,079	9,723	4,981	4,435	103	12,760	146,597
Operating expenses	(15,984)	(2,562)	(420)	(1,271)	(4,278)	(1,044)	(28)	(2,785)	(28,372)
Taxes other than income tax	(9,498)	-	(131)	(459)	(250)	(362)	-	(48)	(10,748)
Exploration expense	(4,415)	(937)	(50)	(885)	(712)	(1,271)	(260)	(1,443)	(9,973)
Accretion expense	(1,882)	-	-	(93)	(119)	(55)	(2)	(284)	(2,435)
Depreciation, depletion and amortization, and impairment*	(40,082)	(3,193)	(135)	(9,898)	(4,173)	(7,370)	(581)	(9,592)	(75,024)
Special oil gain levy	(59)	-	-	-	-	-	-	-	(59)
	34,338	566	343	(2,883)	(4,551)	(5,667)	(768)	(1,392)	19,986

Income tax expense	(8,584)	(764)	(103)	186	1,405	2,133	34	4,801	(892)

Result of operations	25,754	(198)	240	(2,697)	(3,146)	(3,534)	(734)	3,409	19,094

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2015
		Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	200	-	-	-	-	-	3,244	-	3,444
Operating expenses	(139)	-	-	-	-	-	(1,624)	-	(1,763)
Taxes other than income tax	(11)	-	-	-	-	-	(1,288)	-	(1,299)
Exploration expense	(59)	-	-	-	-	-	(6)	-	(65)
Accretion expense	(6)	-	-	-	-	-	(34)	-	(40)
Depreciation, depletion and amortization, and impairment*	(109)	-	-	-	-	-	(1,767)	-	(1,876)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	(124)	-	-	-	-	-	(1,475)	-	(1,599)

Income tax expense	19	-	-	-	-	-	-	-	19

Result of operations	(105)	-	-	-	-	-	(1,475)	-	(1,580)

Total result of operations for producing activities	25,649	(198)	240	(2,697)	(3,146)	(3,534)	(2,209)	3,409	17,514

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2016
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	87,276	6,186	1,285	8,358	2,935	4,792	73	10,419	121,324
Operating expenses	(13,704)	(2,214)	(503)	(1,168)	(2,974)	(815)	(19)	(1,814)	(23,211)
Taxes other than income tax	(5,885)	-	(139)	(384)	(239)	(234)	-	(18)	(6,899)
Exploration expense	(3,499)	(9)	(37)	(117)	(182)	(2,395)	(508)	(647)	(7,394)
Accretion expense	(1,535)	-	-	(114)	(134)	(71)	(3)	(329)	(2,186)
Depreciation, depletion and amortization, and impairment*	(35,327)	(4,020)	(190)	(11,651)	(11,006)	(6,097)	(27)	(10,783)	(79,101)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	27,326	(57)	416	(5,076)	(11,600)	(4,820)	(484)	(3,172)	2,533

Income tax expense	(6,832)	18	(125)	1,345	3,380	2,268	(10)	3,237	3,281

Result of operations	20,494	(39)	291	(3,731)	(8,220)	(2,552)	(494)	65	5,814

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2016
		Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	187	-	-	-	-	-	2,905	-	3,092
Operating expenses	(84)	-	-	-	-	-	(1,193)	-	(1,277)
Taxes other than income tax	(10)	-	-	-	-	-	(461)	-	(471)
Exploration expense	(10)	-	-	-	-	-	(196)	-	(206)
Accretion expense	(8)	-	-	-	-	-	(16)	-	(24)
Depreciation, depletion and amortization, and impairment*	(133)	-	-	-	-	-	(1,994)	-	(2,127)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	(58)	-	-	-	-	-	(955)	-	(1,013)

Income tax expense	9	-	-	-	-	-	-	-	9

Result of operations	(49)	-	-	-	-	-	(955)	-	(1,004)

Total result of operations for producing activities	20,445	(39)	291	(3,731)	(8,220)	(2,552)	(1,449)	65	4,810

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs

		2014
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	383,162	24,663	2,277	57,744	13,183	21,295	209	35,489	538,022
Unproved oil and gas properties	12,319	1,405	2	20,599	97,272	43,964	4,867	15,873	196,301
Accumulated depreciation, depletion and amortization, and impairment	(191,397)	(13,572)	(1,092)	(31,203)	(9,019)	(12,042)	(204)	(15,307)	(273,836)
Net capitalized costs	204,084	12,496	1,187	47,140	101,436	53,217	4,872	36,055	460,487

		2014
		Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	251	-	-	-	-	-	25,713	-	25,964
Unproved oil and gas properties	-	-	-	-	-	-	5,395	-	5,395
Accumulated depreciation, depletion and amortization, and impairment	(81)	-	-	-	-	-	(5,840)	-	(5,921)
Net capitalized costs	170	-	-	-	-	-	25,268	-	25,438

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs (continued)

		2015
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	409,295	30,736	2,420	65,593	29,160	39,805	97	11,217	588,323
Unproved oil and gas properties	13,006	1,616	2	27,644	90,802	36,523	6,263	42,387	218,243
Accumulated depreciation, depletion and amortization, and impairment	(230,943)	(17,768)	(1,253)	(43,408)	(14,774)	(20,247)	(831)	(26,034)	(355,258)
Net capitalized costs	191,358	14,584	1,169	49,829	105,188	56,081	5,529	27,570	451,308

		2015
		Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,129	-	-	-	-	-	30,191	-	32,320
Unproved oil and gas properties	-	-	-	-	-	-	5,754	-	5,754
Accumulated depreciation, depletion and amortization, and impairment	(1,831)	-	-	-	-	-	(7,693)	-	(9,524)
Net capitalized costs	298	-	-	-	-	-	28,252	-	28,550

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs (continued)

		2016
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	425,290	36,318	2,585	84,014	14,247	47,763	533	4,156	614,906
Unproved oil and gas properties	13,635	1,731	2	28,404	115,875	38,649	7,619	49,524	255,439
Accumulated depreciation, depletion and amortization, and impairment	(266,002)	(23,081)	(1,472)	(58,331)	(27,226)	(27,733)	(936)	(36,083)	(440,864)
Net capitalized costs	172,923	14,968	1,115	54,087	102,896	58,679	7,216	17,597	429,481

		2016
		Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,129	-	-	-	-	-	34,667	-	36,796
Unproved oil and gas properties	-	-	-	-	-	-	5,645	-	5,645
Accumulated depreciation, depletion and amortization, and impairment	(1,971)	-	-	-	-	-	(10,310)	-	(12,281)
Net capitalized costs	158	-	-	-	-	-	30,002	-	30,160

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development

		2014
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South Ameria	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	13,644	1,515	267	3,454	1,759	2,260	421	724	24,044
Development costs*	58,920	5,060	-	7,754	8,239	10,026	44	5,434	95,477
Total costs incurred	72,564	6,575	267	11,208	9,998	12,286	465	6,158	119,521

		2014
		Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	1	-	-	-	-	-	151	-	152
Development costs*	-	-	-	-	-	-	1,890	-	1,890
Total costs incurred	1	-	-	-	-	-	2,041	-	2,042

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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

		2016
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South Ameria	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	6,243	8	37	225	303	642	1,588	305	9,351
Development costs*	14,420	3,549	-	12,701	1,610	6,476	219	538	39,513
Total costs incurred	20,663	3,557	37	12,926	1,913	7,118	1,807	843	48,864

		2016
		Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South Ameria	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	10	-	-	-	-	-	222	-	232
Development costs*	-	-	-	-	-	-	1,833	-	1,833
Total costs incurred	10	-	-	-	-	-	2,055	-	2,065

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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)       Standardised measure of discounted future net cash flows and changes therein (continued)

			2016
			Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	858,295	63,639	10,553	34,626	90,596	75,151	327	23,410	1,156,597
Future production costs		(315,248)	(35,825)	(2,757)	(9,273)	(69,337)	(18,499)	(220)	(7,606)	(458,765)
Future development costs	(2)	(160,725)	(8,222)	(2,175)	(17,687)	(7,202)	(21,364)	(43)	(8,267)	(225,685)
Future income taxes		(60,468)	(4,611)	(1,371)	-	-	-	(86)	(2,091)	(68,627)

Future net cash flows	(3)	321,854	14,981	4,250	7,666	14,057	35,288	(22)	5,446	403,520
10% discount factor		(139,345)	(5,753)	(1,165)	(3,718)	(9,727)	(20,380)	(3)	196	(179,895)

Standardised measure of
discounted future net cash flows		182,509	9,228	3,085	3,948	4,330	14,908	(25)	5,642	223,625

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)       Standardised measure of discounted future net cash flows and changes therein (continued)

			2016
			Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,801	-	-	-	-	-	68,573	-	70,374
Future production costs		(1,074)	-	-	-	-	-	(27,179)	-	(28,253)
Future development costs	(2)	(547)	-	-	-	-	-	(9,113)	-	(9,660)
Future income taxes		-	-	-	-	-	-	(11,292)	-	(11,292)
Future net cash flows	(3)	180	-	-	-	-	-	20,989	-	21,169
10% discount factor		114	-	-	-	-	-	(11,412)	-	(11,298)
Standardised measure of
discounted future net cash flows		294	-	-	-	-	-	9,577	-	9,871
Total standardised measure of discounted future net cash flow		182,803	9,228	3,085	3,948	4,330	14,908	9,552	5,642	233,496
(1)	Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling oil and gas properties.

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

			2016
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardised measure, beginning of year	176,004	9,247	185,251
Sales of production, net of royalties and production costs	(91,173)	(581)	(91,754)
Net change in prices, net of royalties and production costs	(25,703)	(2,029)	(27,732)
Extensions discoveries and improved recovery, net of related future costs	44,152	949	45,101
Change in estimated future development costs	28,951	451	29,402
Development costs incurred during the year	39,369	1,574	40,943
Revisions in quantity estimates	(2,363)	287	(2,076)
Accretion of discount	21,650	1,560	23,210
Net change in income taxes	(11,590)	571	(11,019)
Purchase of properties	15	-	15
Changes in timing and other	44,313	(2,157)	42,156

Standardised measure, end of year	223,625	9,872	233,497