Form 20-F
period 2017-12-31
CNOOC LTD
filed 2018-04-19
CIK 1095595

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ☐     No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒     Accelerated filer ☐     Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Conventions

We publish our financial statements in Renminbi. Unless otherwise indicated, we have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 29, 2017 of US$1.00=Rmb 6.5063. We have translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Hong Kong dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2017 of US$1.00=HK$ 7.8128. We have also translated amounts in Canadian dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Canadian dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2017 of US$1.00=Cdn$1.2517. We make no representation that the Renminbi amounts, Hong Kong dollar amounts or Canadian dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2017, or at all. For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not add correctly due to rounding of numbers.

For the years 2015, 2016 and 2017, approximately 62%, 60% and 65% respectively, of our reserves were evaluated by our internal reserve evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Our reserve data for 2015, 2016 and 2017 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009. Except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees.

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board.

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data and consolidated statement of profit or loss and other comprehensive income data as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. As disclosed above under “Special Note on the Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been prepared and presented in accordance with IFRS.

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
		(in millions, except per share and per ADS data)
Statement of profit or loss and other Comprehensive Income Data:
Operating revenues:
Oil and gas sales	226,445	218,210	146,597	121,325	151,888	23,345
Marketing revenues	55,495	50,263	21,422	20,310	28,907	4,443
Other income	3,917	6,161	3,418	4,855	5,595	860
Total operating revenues	285,857	274,634	171,437	146,490	186,390	28,648

Expenses:
Operating expenses	(30,014)	(31,180)	(28,372)	(23,211)	(24,282)	(3,732)
Taxes other than income tax	(15,937)	(11,842)	(10,770)	(6,941)	(7,210)	(1,108)
Exploration expenses	(17,120)	(11,525)	(9,900)	(7,359)	(6,881)	(1,058)
Depreciation, depletion and amortization	(56,456)	(58,286)	(73,439)	(68,907)	(61,257)	(9,415)
Special oil gain levy	(23,421)	(19,072)	(59)	-	(55)	(8)
Impairment and provision	45	(4,120)	(2,746)	(12,171)	(9,130)	(1,403)
Crude oil and product purchases	(53,386)	(47,912)	(19,840)	(19,018)	(27,643)	(4,249)
Selling and administrative expenses	(7,859)	(6,613)	(5,705)	(6,493)	(6,861)	(1,055)
Others	(3,206)	(3,169)	(3,150)	(4,802)	(6,021)	(925)
Total expenses	(207,354)	(193,719)	(153,981)	(148,902)	(149,340)	(22,953)

Profit/(loss) from operating activities	78,503	80,915	17,456	(2,412)	37,050	5,695
Interest income	1,092	1,073	873	901	653	100
Finance costs	(3,457)	(4,774)	(6,118)	(6,246)	(5,044)	(775)
Exchange gains /(losses), net	873	1,049	(143)	(790)	356	55
Investment income	2,611	2,684	2,398	2,774	2,409	370
Share of profits/(losses) of associates	133	232	256	(609)	302	46
Share of (losses)/ profits of a joint venture	762	774	1,647	533	553	85
Non-operating income, net	334	560	761	574	78	12

Profit/(loss) before tax	80,851	82,513	17,130	(5,275)	36,357	5,588
Income tax (expense)/credit	(24,390)	(22,314)	3,116	5,912	(11,680)	(1,795)
Profit for the year	56,461	60,199	20,246	637	24,677	3,793

Earnings per share (basic)(2)	1.26	1.35	0.45	0.01	0.55	0.09
Earnings per share (diluted) (3)	1.26	1.35	0.45	0.01	0.55	0.09
Earnings per ADS (basic) (2)	126.46	134.83	45.35	1.43	55.40	8.51
Earnings per ADS (diluted) (3)	126.07	134.57	45.31	1.43	55.40	8.51

Dividend per share
Interim	0.198	0.198	0.205	0.105	0.170	0.03
Proposed final	0.252	0.254	0.210	0.204	0.243	0.04

	As of December 31,
	2013	2014	2015	2016	2017	2017
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
		(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	14,318	14,918	11,867	13,735	12,572	1,932
Available-for sale financial assets(1)	51,103	54,030	-	-	-	-
Other financial assets(1)	-	-	71,806	52,889	74,344	11,426
Current assets	146,552	140,708	140,211	122,045	138,838	21,339
Property, plant and equipment, net	419,102	463,222	454,141	432,465	395,868	60,844
Investments in associates	4,094	4,100	4,324	3,695	4,067	625
Investments in a joint venture	20,303	21,150	24,089	26,300	25,079	3,855
Intangible assets	17,000	16,491	16,423	16,644	15,070	2,316
Available-for-sale financial assets	6,798	5,337	-	-	-	-
Equity investments(1)	-	-	3,771	4,266	3,540	544
Total assets	621,473	662,859	664,362	637,681	617,219	94,865
Current loans and borrowings	49,841	31,180	33,585	19,678	13,892	2,136
Current liabilities	128,948	103,498	84,380	67,090	61,412	9,439
Long term loans and borrowings	82,011	105,383	131,060	130,798	118,358	18,191
Total non-current liabilities	150,905	179,751	193,941	188,220	175,832	27,025
Total liabilities	279,853	283,249	278,321	255,310	237,244	36,464
Capital stock	43,081	43,081	43,081	43,081	43,081	6,621
Shareholders’ equity	341,620	379,610	386,041	382,371	379,975	58,401

(1)	From January 1, 2015, the Company early adopted IFRS/HKFRS 9 (2009) - Financial Instruments. Certain financial assets have been classified into new categories. For details, please refer to notes 2.2 to our consolidated financial statements included elsewhere in this annual report.

(2)	Earnings per share (basic) and earnings per ADS (basic) for each year from 2013 to 2017 have been computed, without considering the dilutive effect of the shares underlying our share option schemes by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 44,646,825,847 and 446,468,258, respectively, for 2013, and 44,647,455,984 and 446,474,560, respectively, for 2014, 44,647,455,984 and 446,474,560, respectively, for 2015, 44,647,455,984 and 446,474,560, respectively, for 2016, and 44,647,455,984 and 446,474,560, respectively, for 2017, in each case based on a ratio of 100 shares to one ADS.

(3)	Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2013 to 2017 have been computed, after considering the dilutive effect of the shares underlying our share option schemes by using 44,787,119,089 shares and 447,871,191 ADSs for 2013, 44,734,774,504 shares and 447,347,745 ADSs for 2014, 44,684,819,053 shares and 446,848,191 ADSs for 2015, 44,659,140,488 shares and 446,591,405 ADSs for 2016, and 44,651,557,953 shares and 446,515,580 ADSs for 2017.

		Year ended December 31,
	2013	2014	2015	2016	2017	2017
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
		(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(1)	79,716	95,673	67,674	51,347	47,734	7,337
Cash provided by/(used for):
Operating activities	110,891	110,508	80,095	72,863	94,734	14,561
Investing activities	(170,032)	(90,177)	(76,495)	(27,953)	(64,411)	(9,901)
Financing activities	18,601	(19,486)	(6,893)	(43,240)	(31,271)	(4,806)
Gearing ratio(2)	27.8%	26.5%	29.9%	28.2%	25.8%	25.8%

(1)	Capital expenditures paid exclude those relating to acquisition of oil and gas properties.

(2)	Interest bearing debt divided by the sum of interest bearing debt and equity

The following table sets forth the noon buying rates between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Rmb per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October 2017	6.6328	—	6.6533	6.5712
November 2017	6.6090	—	6.6385	6.5967
December 2017	6.5063	—	6.6210	6.5063
January 2018	6.2841	—	6.5263	6.2841
February 2018	6.3280	—	6.3471	6.2649
March 2018	6.2726	—	6.3565	6.2685

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 30, 2018, the noon buying rate between U.S. dollars and Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Rmb 6.2726 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(HK$ per US$1.00)
2013	7.7539	7.7565	7.7654	7.7503
2014	7.7531	7.7554	7.7669	7.7495
2015	7.7507	7.7529	7.7686	7.7495
2016	7.7534	7.7618	7.8270	7.7505
2017	7.8128	7.7950	7.8267	7.7540
October 2017	7.8015	—	7.8106	7.7996
November 2017	7.8093	—	7.8118	7.7955
December 2017	7.8128	—	7.8228	7.8050
January 2018	7.8210	—	7.8230	7.8161
February 2018	7.8262	—	7.8267	7.8183
March 2018	7.8484	—	7.8486	7.8275

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 30, 2018, the noon buying rate between U.S. dollars and Hong Kong dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was HK$7.8484 to US$1.00.

The following table sets forth the noon buying rates between U.S. dollars and Canadian dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board for the periods indicated.

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(Cdn$ per US$1.00)
2013	1.0637	1.0347	1.0697	0.9839
2014	1.1601	1.1083	1.1644	1.0612
2015	1.3839	1.2906	1.3989	1.1725
2016	1.3426	1.3229	1.4592	1.2544
2017	1.2517	1.2963	1.3745	1.2131
October 2017	1.2894	—	1.2894	1.2470
November 2017	1.2884	—	1.2890	1.2693
December 2017	1.2517	—	1.2900	1.2517
January 2018	1.2293	—	1.2534	1.2293
February 2018	1.2806	—	1.2806	1.2280
March 2018	1.2891	—	1.3096	1.2822

(1)	Determined by averaging the noon buying rates on the last business day of each month during the relevant period.

On March 30, 2018, the noon buying rate between U.S. dollars and Canadian dollars as set forth in the H.10 weekly statistical release of the Federal Reserve Board was Cdn$1.2891 to US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Although we have established the risk management system to identify, analyze, evaluate and respond to risks, our business activities may be subject to the following risks, which could have material effects on our strategy, operations, compliance and financial condition. We urge you to carefully consider the risks described below.

Our business, cash flows and profits fluctuate with volatility in oil and gas prices.

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

Despite the mild recovery of international oil prices, low oil and natural gas prices may adversely affect our business, revenue and earnings. Lower oil and natural gas prices may result in the write-off of higher cost reserves and other assets, reduction of the amount of oil and natural gas we can produce economically and termination of existing contracts that have become uneconomic. The prolonged slump in oil and natural gas prices may also impact our long-term investment strategy and operation capability for our projects.

Our business and strategy may be substantially affected by complex macro economy, politically instability, war and terrorism and changes in policy and fiscal and tax regimes.

Despite the global economy has been recovering, some of the countries in which we operate may be considered politically and economically unstable. As a result, our financial condition and operating results could be adversely affected by associated international activities, domestic civil unrest and general strikes, political instability, war and acts of terrorism. Any changes in regime or social instability, or other political, economic or diplomatic developments, or changes in fiscal and tax regime are not within our control. Our operations, existing assets or future investments may be materially and adversely affected by these changes as well as potential trade and economic sanctions due to deteriorated relations between different countries.

Our financial performance is affected by the tax and fiscal regimes of host countries in which we operate. Any changes in these regimes may result in increased costs, including the potential for additional or double taxation being imposed on our company in some circumstances. For example, the Organization for Economic Co-operation and Development (OECD)’s “Base Erosion and Profit Shifting Project” (BEPS Project) was initiated in 2015 to enhance multilateral cooperation and strengthen supervision on global corporate taxation and transfer pricing activities. Numerous countries have responded to the BEPS Project by implementing tax law changes and amending tax treaties at a rapid pace. Most recently, the U.S. has promulgated a significant tax reform with effect from January 1, 2018.

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

It is expected that the CO2 emissions will increase as our production grows. CO2 emissions from flaring will increase as long as there are no proven and reliable gas gathering systems in place. With the coming into force of the Paris Agreement and the continuing growth of the public’s awareness of climate change problems, the carbon emission policies of different countries are gradually enacted. The company will be supervised by relevant agencies and organizations in the future, if we are unable to find economically viable and publicly acceptable solutions that could reduce our CO2 emissions for new and existing projects, we may experience additional costs, project delays, reduced production and reduced demand for the Company’s products.

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

Violations of anti-fraud, anti-corruption and corporate governance laws may expose us to various risks.

Laws and regulations of the host countries or regions in which we operate, such as laws on anti-corruption, anti-fraud and corporate governance, are constantly changing and strengthening, especially in the U.S., United Kingdom, Canada, Australia, Guyana and China. The compliance with these laws and regulations may increase our cost. If the Company, our directors, executives or employees fail to comply with any of such laws and regulations, it may expose us to prosecution or punishment, damage to our brand and reputations, the ability to obtain new resources and/or access to the capital markets, and it may even expose us to civil or criminal liabilities.

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

As required by the Iran Threat Reduction and Syria Human Rights Act of 2012, which added a disclosure requirement to the Securities Exchange Act of 1934, we are providing certain information regarding our non-controlled affiliates’ activities. To our knowledge, in 2017, China Oilfield Services Limited (COSL), one of our non-controlled affiliates, provided certain drilling and other related services in Iran. We cannot predict at this time whether U.S. sanctions will be imposed on any of our affiliates.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

Our exploration and development activities involve inherent risks, including the risk of not discovering commercially productive oil or gas reservoirs and that the wells we drill may not be able to commence production or may not be sufficiently productive to generate a return of our partial or full investments. In addition, approximately

57.6% of our proved reserves were undeveloped as of 31 December 2017. Our future success depends on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

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

Technology and innovation are vital for us in meeting the global energy demands in a competitive environment and challenges from exploration and development. For example, we strive to rely on technologies and innovations to enhance our competiveness in the development of unconventional oil and gas resources, including heavy oil, oil sands, shale oil and gas and coalbed methane, and deep water exploration and development, offshore enhanced oil recovery. In the context of an operating environment with stricter environmental compliance standards and requirements, although current knowledge recognise these newly developed technologies as safe to the environment, there still exists unknown or unpredictable elements that may have an impact on the environment. This may in turn harm our reputation and operation, increase our costs or even result in litigations and sanctions.

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

Currently, CNOOC indirectly owns or controls 64.44% of our shares. As a result, CNOOC is able to control our board composition, or our Board, determine the timing and amount of dividend payments, and controls us in various aspects. Under current PRC laws, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for the petroleum resources exploitation in offshore China. Although CNOOC has undertaken to transfer all of its rights and obligations under any new PSCs that it enters into to us (except for those relating to administrative functions as a state-owned company), our strategies, results of operations and financial position may be adversely affected in the event CNOOC takes actions that favour its own interests over ours.

In addition, we regularly enter into connected transactions with CNOOC and its affiliates. Certain connected transactions require a review by the Hong Kong Stock Exchange and are subject to prior approvals by the independent shareholders. If these transactions are not approved, the Company may not be able to proceed with these transactions as planned and it may adversely affect our business and financial condition.

Oil and natural gas transportation may expose us to financial loss and reputation harm.

Our oil and gas transportation involves marine, land and pipeline transportation, which are subject to hazards such as capsizing, collision, acts of piracy and damage or loss from severe weather conditions, explosions, oil and gas spills and leakages. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations, risk of financial loss and reputation harm. We may not be able to arrange insurance coverage for all of these risks and uninsured losses and liabilities arising from these hazards could reduce the funds available to us for financing, exploration and investment, which may have a material adverse effect on our business, financial condition and results of operations.

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

The First Nation in Canada have claimed aboriginal title and rights to the lands and mineral resources in a substantial portion of western Canada. As a result, negotiations with aboriginal people on surface activities are required and may result in timing uncertainties or delays of future development activities. Declaration by aboriginal people, if successful, could have a significant adverse effect on our business in Canada.

We may have limited control over our investments in joint ventures and our operations with partners.

A portion of our operations are conducted in the form of partnerships or in joint ventures in which we may have limited capability to influence and control their operation or future development. Our limited ability to influence and control the operation or future development of such joint ventures could materially and adversely affect the realization of our target returns on capital investment and lead to unexpected future costs.

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

Key suppliers – we have strengthened our communication in business with our key suppliers in order to maintain a good working relationship. We have also established strategic partnerships through communications and a consensus in corporate cultures and win-win cooperation. Further, we actively explore new suppliers to ensure adequacy and foster competition.

We face currency risks and liquidity risks.

Currency risks – The Company’s oil and gas sales are substantially denominated in Renminbi and U.S. dollars. The appreciation of the Renminbi against the U.S. dollar may result in double effects. The depreciation of the U.S. dollar against the Renminbi may decrease the Company’s revenue in the sales of oil and gas, but it may decrease our costs of equipment and import of raw materials in the meantime.

Liquidity risks – Certain restrictions on dividend distribution imposed by the laws of the host countries in which we operate may adversely and materially affect our cash flows. For instance, the dividend of our wholly owned subsidiaries in the PRC shall be distributed pursuant to the laws of the PRC and the articles and association, and we may face risks of not obtaining adequate cash flows from such subsidiaries. In addition, a ratings downgrade could potentially increase financing costs and adversely impact our ability to access financing, which could put pressure on the Company’s liquidity.

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work are not be inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

Because we have substantial operations within China and, without the approval of PRC authorities, the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations, our independent registered public accounting firm is not currently inspected by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Overview

We are an upstream company specializing in oil and natural gas exploration, development and production. We are the dominant oil and natural gas producer in offshore China, and in terms of reserves and production, we are one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2017, we had net proved reserves of approximately 4.84 billion BOE (including approximately 0.37 billion BOE in our equity method investees). In 2017, we achieved a total net oil and gas production of 1,288,128 BOE per day (including net oil and gas production of approximately 47,355 BOE per day in our equity method investees).

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

Large and diversified asset base with significant exploitation opportunities

We have a large net proved reserve base spread across offshore China and globally. As of December 31, 2017, we had approximately 4.84 billion BOE of net proved reserves. Our core operating area, offshore China, contributed to approximately 54.0% of our net proved reserves, while overseas contributed to the balance of 46.0%.

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

As of December 31, 2017, approximately 57.6% of our net proved reserves were classified as net proved undeveloped. Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating areas in offshore China with demonstrated exploration potential

We are the dominant oil and gas producer in offshore China, a region that we believe has substantial exploration upside. As of December 31, 2017, our total major exploration areas acreage in offshore China was approximately 257 thousand km2. We believe that offshore China is relatively underexplored, compared to other prolific offshore exploration areas such as the shallow water of the U.S. Gulf of Mexico, providing us with substantial exploration upside.

We have maintained an active drilling exploration program, which continues to demonstrate the exploration potential of offshore China. During 2017, we and our foreign partners have together drilled a total of 116 exploratory wells in offshore China, of which 58 were wildcat wells. During the same year, we and our foreign partners made 17 new discoveries in offshore China.

Successful independent exploration and development track record

We have a strong record of growing our reserves base for oil and natural gas, both independently and with our foreign partners through PSCs. In recent years, we have been adding reserves and production mainly through independent exploration and development. As of the end of 2017, in offshore China, approximately 84.1% of our net proved reserves were independent and approximately 76.0% of our production came from independent projects.

In 2017, in offshore China, our independent exploration resulted in 17 new discoveries. We also successfully appraised 14 oil and gas structures. On the development front, our major new development projects progressed smoothly with four new projects on stream in offshore China.

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

The Company has always upheld and attained high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. In 2017, we were awarded the “Best Investor Relations Company (China)” and “Asia’s Best CEO (Investor Relations (China))” by “Asian Excellence Award” organized by Corporate Governance Asia magazine and “2017 China Securities Golden Bauhinia Awards – Best Board Secretary of Listed Companies” by Ta Kung Wen Wei Media Group.

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

We increase our production primarily through the development of proved undeveloped reserves. As of December 31, 2017, approximately 57.6% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining stable production in the future.

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

In 2017, we continued our efforts to lower costs and enhance efficiency through innovation in technology and management. All-in cost decreased for the fourth consecutive year. Under low oil price environment, we attached more importance to cash flow management and maintained a healthy financial position.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

Our reserve data for 2015, 2016 and 2017 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009.

	Year ended December 31,
	2015	2016	2017
Net Production(2):
Oil (daily average bbls/day)	1,124,047	1,083,101	1,064,986
Gas (daily average mmcf/day)	1,363.6	1,276.2	1,300.6
Oil equivalent (BOE/day)	1,358,022	1,302,922	1,288,128

Net Proved Reserves (end of period):
Oil (mmbbls)	2,015.0	2,015.4	2295.0
Gas (bcf)	6,992.9	7,486.1	7543.3
Synthetic Oil (mmbbls)	815.3	300.5	785.9
Bitumen (mmbbls)	0.0	0.0	118.4
Total (million BOE)	4,016.0	3,583.4	4474.1
Total with equity method investees (million BOE)(2)	4,315.5	3,877.6	4840.8
Annual reserve replacement ratio(1)	65%	6%	297%
Annual reserve replacement ratio(2)	67%	8%	305%
Estimated reserve life (years)	8.4	7.8	9.9
Estimated reserve life (years)(2)	8.7	8.1	10.3
Standardized measure of discounted future net cash flow (million Rmb)	185,251	223,625	241,904

(1)	For information on the calculation of this ratio, see “Terms and Conventions—Glossary of Technical Terms—reserve replacement ratio.”

(2)	Including our interest in equity method investees.

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

	Net proved reserves at December 31,			Net proved reserves at December 31, 2017
	2015	2016	Crude Oil	Natural Gas	Synthetic Oil	Bitumen	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmboe)
Developed
Offshore China
Bohai	603.1	600.8	623.9	224.0	—	—	661.3
Western South China Sea	169.0	165.5	99.0	465.1	—	—	177.4
Eastern South China Sea	299.9	285.2	164.1	778.8	—	—	293.9
East China Sea	30.9	34.9	6.2	106.4	—	—	24.0
Subtotal	1,102.9	1,086.4	893.3	1,574.3	—	—	1,156.6
Overseas
Asia (excluding China)	118.8	160.3	35.3	557.9	—	—	133.4
Oceania	63.3	62.1	8.3	229.5	—	—	53.3
Africa	52.7	40.7	36.9	0.0	—	—	36.9
North America (excluding Canada)	112.6	124.1	122.8	278.3	—	—	169.2
Canada	216.6	155.7	0.0	24.2	141.8	46.2	192.0
South America	1.6	1.5	1.3	—	—	—	1.3
Europe	95.8	81.7	83.8	4.6	—	—	84.6
Subtotal	661.4	626.1	288.5	1,094.4	141.8	46.2	670.7
Total Developed	1,764.3	1,712.5	1,181.7	2,668.7	141.8	46.2	1,827.3

Undeveloped
Offshore China
Bohai	368.7	349.4	426.5	81.7	—	—	440.1
Western South China Sea	503.6	653.3	97.5	3,415.0	—	—	666.7
Eastern South China Sea	215.7	220.3	207.8	191.7	—	—	239.8
East China Sea	133.4	111.3	2.2	648.0	—	—	110.2
Subtotal	1,221.5	1,334.3	734.0	4,336.4	—	—	1,456.8
Overseas					—	—
Asia (excluding China)	90.1	84.7	34.7	327.1	—	—	92.1
Oceania	27.5	15.3	2.4	67.6	—	—	15.7
Africa	113.9	97.3	100.0	—	—	—	100.0
North America (excluding Canada)	172.1	194.4	159.3	143.2	—	—	183.2
Canada	618.6	144.8	—	—	644.1	72.1	716.2
South America			78.4				78.4
Europe	8.0	0.1	4.5	0.2	—	—	4.6
Subtotal	1,030.3	536.6	379.2	538.2	644.1	72.1	1,190.1
Total Undeveloped	2,251.7	1,870.9	1,113.3	4,874.6	644.1	72.1	2,646.8

TOTAL PROVED	4,016.0	3,583.4	2,295.0	7,543.3	785.9	118.4	4,474.1
Equity method investees	299.5	294.2	244.8	706.8	—	—	366.7
Total with equity method investees	4,315.5	3,877.6	2,539.8	8,250.1	785.9	118.4	4,840.8

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves, as of the dates indicated, for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude and Liquids Reserves
(mmbbls)

	As of December 31,		As of December 31, 2017
	2015	2016	Developed		Undeveloped		Total
Offshore China
Bohai	908.3	903.8	623.9		426.5		1050.4
Western South China Sea	149.3	168.3	99.0		97.5		196.5
Eastern South China Sea	357.0	363.1	164.1		207.8		371.9
East China Sea	16.1	10.6	6.2		2.2		8.5
Subtotal	1,430.6	1,445.7	893.3		734.0		1,627.3
Overseas
Asia (excluding China)	59.8	77.3	35.3		34.7		69.9
Oceania	14.5	12.0	8.3		2.4		10.7
Africa	166.6	138.0	36.9		100.0		136.9
North America (excluding Canada)	239.5	260.3	122.8		159.3		282.1
Canada	815.3	300.5	188.0	(1)	716.2	(2)	904.3
South America	1.6	1.5	1.3		78.4		79.7
Europe	102.3	80.6	83.8		4.5		88.4
Subtotal	1,399.6	870.2	476.5		1,095.5		1,571.9
Total	2,830.2	2,315.9	1,369.8		1,829.5		3,199.3
Equity method entities	200.1	195.3	133.3		111.5		244.8
Total with equity method investees	3,030.3	2,511.2	1,503.1		1,941.0		3,444.1

(1)	Including Synthetic oil 141.8 mmbbls and Bitumen 46.2 mmbbls.

(2)	Including Synthetic oil 644.1 mmbbls and Bitumen 72.1 mmbbls.

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2017
	2015	2016	Developed	Undeveloped	Total
Offshore China
Bohai	381.4	278.7	224.0	81.7	305.7
Western South China Sea	3,132.6	3,896.8	465.1	3,415.0	3,880.1
Eastern South China Sea	951.6	854.9	778.8	191.7	970.5
East China Sea	889.0	813.3	106.4	648.0	754.4
Subtotal	5,354.6	5,843.7	1,574.3	4,336.4	5,910.7
Overseas
Asia (excluding China)	845.8	952.4	557.9	327.1	885.0
Oceania	389.2	333.5	229.5	67.6	297.2
Africa	—	—	—	—	—
North America (excluding Canada)	275.2	349.6	278.3	143.2	421.5
Canada	119.3	—	24.2	—	24.2
South America	—	—	—	—	—
Europe	8.8	6.9	4.6	0.2	4.8
Subtotal	1,638.3	1,642.4	1,094.4	538.2	1,632.6
Total	6,992.9	7,486.1	2,668.7	4,874.6	7,543.3
Equity method investees	576.9	574.0	538.8	168.0	706.8
Total with equity method investees	7,569.8	8,060.1	3,207.5	5,042.5	8,250.1

 Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2017
	2015	2016	Developed	Undeveloped	Total
Offshore China
Bohai	971.8	950.2	661.3	440.1	1101.4
Western South China Sea	672.6	818.8	177.4	666.7	844.1
Eastern South China Sea	515.6	505.5	293.9	239.8	533.7
East China Sea	164.2	146.2	24.0	110.2	134.2
Subtotal	2,324.3	2,420.7	1,156.6	1,456.8	2,613.3
Overseas
Asia (excluding China)	208.9	245.0	133.4	92.1	225.4
Oceania	90.8	77.4	53.3	15.7	69.0
Africa	166.6	138.0	36.9	100.0	136.9
North America (excluding Canada)	284.8	318.6	169.2	183.2	352.3
Canada	835.2	300.5	192.0	716.2	908.3
South America	1.6	1.5	1.3	78.4	79.7
Europe	103.8	81.8	84.6	4.6	89.2
Subtotal	1,691.7	1,162.7	670.7	1,190.1	1,860.8
Total	4,016.0	3,583.4	1,827.3	2,646.8	4,474.1
Equity method investees	299.5	294.2	226.2	140.5	366.7
Total with equity method investees	4,315.5	3,877.6	2,053.5	2,787.3	4,840.8

Proved Reserves

As of December 31, 2017, we had proved reserves of 4,840.8 million BOE, including 2,539.8 million barrels of crude oil, 785.9 million barrels of synthetic oil, 118.4 million barrels of Bitumen and 8250.1 bcf of natural gas, representing an increase of 963.2 million BOE as compared to proved reserves of 3,877.6 million BOE as of December 31, 2016.

The changes in our proved reserves mainly include:

•	An increase of 881.5 million BOE due to revision of previous estimates, details of which are described below:

➢	Offshore China: an increase of 338.6 million BOE caused either by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling or by changes in economic factors, primarily related to the increase in oil price;

Among them, the proved reserves in Bohai increased from 950.2 million BOE as of December 31, 2016 to 1,101.4 million BOE as of December 31, 2017, representing an increase of 318.5 million BOE (production in 2017 was 167.3 million BOE) or 73% of the total offshore China revision, such as Jinzhou 25-1, Suizhong 36-1 and Qinhuangdao 32-6, etc.;

➢	Overseas: an increase of 542.9 million BOE caused either by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling or by changes in economic factors, primarily related to the increase in oil price;

Among them, the proved reserves in Canada increased from 300.5 million BOE as of December 31, 2016 to 908.3 million BOE as of December 31, 2017, representing an increase of 631.2 million BOE (production in 2017 was 23.4 million BOE) or 85% of the total overseas revision, such as re-booked oil sand assets in Long Lake and Hangingstone, shale gas in Horn River, etc.;

•	An increase of 470.4 million BOE due to new discoveries and extensions, details of which are described below:

➢	Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 153.6 million BOE, which are primarily attributable to fields such as Kenli16-1, Wushi23-5, Wenchang9-3S, Liuhua29-1 and Lufeng14-8, etc.; and

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 316.9 million BOE, which are primarily attributable to Guyana, Brazil and onshore fields in the United States as well as K1C and KEN areas of re-booked Long Lake in Canada, etc.;

•	An increase of 75.9 million BOE due to purchases, which are primarily attributable to Bridas and Caofeidian 11-6/12-1S assets;

•	The production of 469.9 million BOE in 2017.

According to above, annual reserve replacement ratio and estimated reserve life were 305% (if excluding purchases, 289%; and if excluding purchases and re-booked reserves, 138%) and 10.3 years (if excluding purchases, 10.1 years; and if excluding purchases and re-booed reserves, 8.6 years) respectively.

Proved Undeveloped Reserves (PUD)

As of December 31, 2017, we had proved undeveloped reserves of 2,787.3 million BOE, including 1,224.8 million barrels of crude oil, 644.1 million barrels of synthetic oil, 72.1 million barrels of Bitumen and 5,042.5 bcf of natural gas, representing an increase of 800.2 million BOE as compared to proved undeveloped reserves of 1,987.1 million BOE as of December 31, 2016.

The changes in our proved undeveloped reserves mainly include:

•	A decrease of 174.2 million BOE due to PUD converted to Proved Developed reserves (PD);

•	An increase of 502.7 million BOE due to revision of previous estimates, details of which are described below:

➢	Offshore China: an increase of 74.1 million BOE caused either by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling or by changes in economic factors, primarily related to the increase in oil price;

Among them, the PUD reserves in Bohai increased from 349.4 million BOE as of December 31, 2016 to 440.1 million BOE as of December 31, 2017, representing an increase of 90.7 million BOE or 103% of the total offshore China revision, such as Kenli 16-1 and re-booked Jinzhou 20-2N, Luda 5-2N, Kenli 9-1, etc.;

➢	Overseas: an increase of 428.6 million BOE caused either by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling or by changes in economic factors, primarily related to the increase in oil price;

Among them, the PUD reserves in Canada increased from 144.8 million BOE as of December 31, 2016 to 716.2 million BOE as of December 31, 2017, representing an increase of 571.5 million BOE or 93% of the total overseas revision, such as re-booked oil sand assets in Long Lake and Hangingstone, etc.;

•	An increase of 440.2 million BOE due to new discoveries and extensions, details of which are described below:

➢	Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 135.4 million BOE, which are primarily attributable to fields such as Kenli16-1, Wushi23-5, Wenchang9-3S, Liuhua29-1 and Lufeng14-8, etc.; and

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 304.8 million BOE which are primarily attributable to onshore fields in the United States, Guyana and Brazil as well as K1C and KEN areas of re-booked Long Lake in Canada, etc.;

•	An increase of 29.6 million BOE due to purchases, which are primarily attributable to Bridas and Caofeidian 11-6/12-1S assets.

In 2017, we had in total 174.2 million BOE PUD reserves converted to PD and we spent approximately Rmb 32.8 billion on developing proved undeveloped reserves into proved developed reserves. Rmb 26.1 billion, or 80%, were spent on major development projects in Bohai, Eastern South China Sea, Western South China Sea in offshore China and Canada, Iraq, Nigeria, the United Kingdom and the U.S., etc. The remaining 20% was spent mainly on the infill drilling programs in offshore China, etc.

As of December 31, 2017, 191.8 million BOE of our proved undeveloped reserves were first booked before 2012. These proved undeveloped reserves were mainly located in East China Sea, Bohai and Western South China Sea, including (i) 7.7 million BOE in East China Sea, which are under construction; (ii) 6.9 million BOE in Bohai, including Qinhuangdao 33-1S oil field which is scheduled to come on stream in 2019; and (iii) 177.2 million BOE in Western South China Sea, including Wenchang 9-2/9-3/10-3 and Dongfang 13-2 gas fields which will be put on stream in 2018. The development of proved undeveloped reserves relating to the above projects was not completed within five years from initial booking due to the specific circumstances associated with the relevant development activities and delivery obligations. The Company books proved reserves for which development is scheduled to commence after more than five years only if these proved reserves satisfy the SEC’s standards for attribution of proved status and the Company’s management has reasonable certainty that these proved reserves will be produced.

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

For 2015, 2016 and 2017, approximately 62%, 60%, and 65% respectively, of our reserves were evaluated by our internal reserves evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Except as otherwise stated, all amounts of reserves in this report include our interests in equity method investees.

In 2017, we engaged Ryder Scott Company, L.P., Gaffney, Cline & Associates (Consultants) Pte Ltd. and RPS as independent third party consulting firms to perform annual estimates for our net proved oil and gas reserves under our consolidated subsidiaries. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and provides their reserves estimate. These reports have been included as appendices to this document.

For Nexen-managed assets, all of the total net proved oil and gas reserves were evaluated by our internal reserve evaluation staff, which accounted for 29% of the company total net proved oil and gas reserves. And we also engaged independent third party consulting firms Ryder Scott Company, L.P., McDaniel & Associates Consultants Ltd. and DeGolyer and MacNaughton to conduct audits for internally evaluated reserves to provide validation of our processes and estimates. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and concludes with their opinion concerning the reasonableness of the estimated reserves quantities or reserves processes. These reports have been included as appendices to this document. Approximately 35% net proved oil and gas reserves of the Domestic China and other overseas assets were estimated by these independent third party consulting firms and the remaining 36% of the Domestic China and other overseas assets were evaluated by our internal reserves evaluation staff.

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

Exploration, Development and Production

Summary

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western and Eastern South China Sea, and the East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). As of the end of 2017, approximately 54.0% of the Company’s net proved reserves and approximately 64.4% of its net production were derived from offshore China.

In its independent operations, the Company has been adding to its reserves and production mainly through independent exploration and development in offshore China. At the end of 2017, approximately 84.1% of the Company’s net proved reserves and approximately 76.0% of its net production in offshore China were derived from independent projects.

In its PSC operations, China National Offshore Oil Corporation (“CNOOC”), the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China in cooperation with foreign partners through PSCs. CNOOC has transferred to the Company all its rights and obligations in regard to the PSCs (except those relating to its management and regulatory function as a state-owned company), including new PSCs that will be signed in the future.

After years of hard work, we have established our presence in more than 20 countries and regions. Our overseas assets account for over 50% of the Company’s total assets. With its diversified portfolio of high-quality assets, the Company is an active participant in a number of world-class oil and gas projects and is regarded as a leading industry player. Currently, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom, Brazil, Guyana and various other countries. As of the end of 2017, approximately 46.0% of the Company’s net proved reserves and approximately 35.6% of its net production were derived from overseas.

In 2017, the recovery of the global economy remained stable on the whole. The U.S. economy recovery momentum was strong. The Eurozone economy continued to improve, and emerging markets saw rapid overall economic growth. International oil prices surged upward following initial decline. The entire oil and gas industry as well as oil and gas companies still faced an uncertain operating environment.

In 2017, the Company persisted with the operating strategies it formulated at the beginning of the year, which include balancing short-term and mid-to-long term development; maintaining a prudent financial policy and improving capital efficiency; and optimizing the assets portfolio and focusing more on assets return.

In 2017, the Company achieved its production and business targets despite being faced with a variety of challenges. The Company managed to maintain appropriate exploration expenditures and carry out an intensive exploration program, and obtained successful results while continuing to control total capital expenditure. 19 new discoveries were made and 16 successful appraisals of oil and gas structures were achieved. Five new projects planned in early 2017 all came on stream. The production target was met with a net production volume of 470.2 million BOE. To ensure its continuing sustainable development, the Company pushed ahead steadily with the construction of new projects. All-in cost per BOE was US$32.54. The Company maintained a healthy financial position with a net profit of RMB24.7 billion for the year. Meanwhile, its performance in the areas of health, safety and environmental protection remained stable.

Looking forward to 2018, the global economy will continue its slow recovery. Despite a recovery in international oil prices, the external operating environment is filled with uncertainties. To this end, the Company remains confident of its prospects. We will further strengthen our operating strategies, which mainly include steadily increasing the Company’s oil and gas reserve and production levels, continuing to reinforce quality and efficiency enhancement, strengthening innovation and technology-driven philosophy, maintaining prudent financial policy and investment decision-making, and pursuing a green, healthy and environment-friendly development model.

In 2018, the Company’s capital expenditure is anticipated to reach RMB 70-80 billion. To maintain its competitive financial position, the Company will continue to stress efficiency, enhance investment return, strengthen cost controls and focusing on cash flow management. Our production target for 2018 is 470-480 million BOE, with five new projects to commence production. Meanwhile, the Company will maintain its high standards of health, safety and environmental protection.

Exploration

In 2017, the Company continued to reinforce the integration of exploration and development and enhance the ability of and shorten the cycle of reserve monetization. For offshore China, it further prioritized investment in mature areas while continuing to explore frontier areas. For overseas exploration, with its foothold on existing core projects, the Company sought to maintain a “rolling” pattern of development. It continued to maintain a reasonable proportion of exploration investment in total capital expenditure and to ensure mid-to-long term sustainable development with a relatively high level of exploration activity. In 2017, the reserve replacement ratio for the Company was 305%. Reserve life as the end of 2017 was back to over ten years.

In offshore China, the Company’s exploration activities remained at a high level. A total 116 exploration wells were drilled, two of which were drilled through PSC. A total of 4,417 kilometers of 2D seismic data and 11,063 square kilometers of 3D seismic data were acquired independently and through PSC. The Company made 17 new discoveries and successfully appraised 14 oil and gas structures in offshore China. The success rate for independent exploration wells in offshore China was 48-61%.

In 2017, the Company continued to follow a value-driven exploration strategy in offshore China, resulting in outstanding achievement. Meanwhile, the Company intensified natural gas exploration and achieved breakthroughs in various fields. Notable achievements include:

Firstly, we effectively completed the appraisal of four mid-to-large size oilfields, including Bozhong 36-1, Kenli 6-4/5/6, Longkou 7-6 and Wushi 16-1 West/Wushi 23-5.

Secondly, key breakthroughs were achieved in deep formation natural gas exploration in Bohai. New discovery Bozhong 19-6 is expected to be the largest gas discovery in Bohai Basin in history.

Thirdly, breakthroughs were achieved in natural gas exploration with high temperature and ultra-high pressure in South China Sea, proving the exploration potential of Ledong 10 area in Yinggehai Basin.

Fourthly, new discoveries of Lufeng 14-8 and Lufeng 8-1 South were made in Pearl River Mouth Basin, significantly increased the reserve scale of Lufeng area.

Overseas, the Company drilled 12 exploration wells and acquired approximately 3,163 square kilometers of 3D seismic data. During its overseas explorations, the Company made two new discoveries and successfully appraised two oil and gas structures. Major achievements include the following:

Firstly, successive new discoveries were made in Stabroek block in Guyana, which became one of the Company’s most successful overseas exploration projects.

Secondly, Libra project in Brazil was successfully appraised, with reserve in line with expectation.

Thirdly, following the significant discovery of Owowo, the Preowei-3 well in Nigeria was successfully appraised, and reserve scale substantially increased.

In 2017, the Company focused on its overseas strategic layout and obtained new quality projects in Senegal and Brazil.

The Company’s major exploration activities in 2017 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China
Bohai	22	38	1	0	9	0	28	0	0	0	742	0
Eastern South China Sea	16	7	1	0	2	0	3	1	2,248	2,169	3,545	683
Western South China Sea	16	12	0	0	6	0	7	0	0	0	3,131	1,028
East China Sea	2	1	0	0	0	0	0	0	0	0	1,934	0
Subtotal	56	58	2	0	17	0	38	1	2,248	2,169	9,352	1,711
Overseas	0	0	5	7	0	2	0	6	0	0	0	3,163
Total	56	58	7	7	17	2	38	7	2,248	2,169	9,352	4,874

In 2018, the Company will continue to follow a value-driven exploration philosophy and target mid-to-large size oil and gas discoveries offshore China. It will make efforts on both oil and gas exploration and strengthen gas exploration activities. It will strengthen exploration in new areas to support the Company’s sustainable development. Overseas, the Company will focus on strategic core areas, actively obtain quality blocks, continue to target mid-to-large size discoveries, and expand reserve base.

Engineering Construction, Development and Production

In 2017, the Company successfully met its operational targets, with oil and gas production exceeding the target set early in the year. The Company carefully organized its operational resources and made smooth progress in engineering construction.

In 2017, while ensuring safety, the Company achieved its development and production targets for the year through consistently maintaining high operational efficiency, refined adjustment of liquid structures, optimizing water injection and lowering the decline of oilfields. The Company’s net oil and gas production reached 470.2 million BOE, fulfilling the production target of 450-460 million BOE set at the beginning of the year. The five new projects planned for 2017, namely Penglai 19-9 oilfield comprehensive adjustment, Enping 23-1 oilfields, Weizhou 12-2 oilfield phase II, BD gas field and the Hangingstone project, all came on stream during the year.

In 2017, the Company’s development and production were driven by intensive and streamline management with emphasis on cost savings and efficiency enhancement, technology-driven strategy and sustainable development. Achievements in these areas included the following:

Firstly, we ensured base production level and laid solid foundation for future production profile of oilfields through refined management.

Secondly, we strictly controlled the operating cost of existing fields and encouraged conservation to improve efficiency, and further lowered the all-in cost per BOE.

Thirdly, we actively implemented infill drillings to contribute to production.

Fourthly, we strengthened technology-driven development, breaking technology bottlenecks, and promoted heavy oil thermal recovery in Bohai.

Looking forward to 2018, the workload of onshore construction and offshore installations will increase. A total of five new projects are expected to commence production, including Weizhou 6-13 oilfield, Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project, Dongfang 13-2 gas fields and Wenchang 9-2/9-3/10-3 gas fields in offshore China, and Stampede oilfield of U.S. in the Gulf of Mexico. Among these, the Stampede oilfield commenced production in February 2018 and the Weizhou 6-13 oilfield commenced production in March 2018. It is expected that more than 20 new projects will be under construction in 2018, supporting the Company’s future sustainable growth.

In 2018, the Company will promote the construction of key projects, optimize development plans of producing fields, strengthen comprehensive management and lower the decline of reserve to ensure base production level. It will arrange infill drillings based on economic evaluation and increase the contribution to production. Meanwhile, it will continue to intensify quality and efficiency enhancement and consolidate its cost competitiveness.

Regional Overview

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2017, the reserve and daily production volume in Bohai were 1,101.4 million BOE and 458,473 BOE/day, respectively, representing approximately 22.8% of the Company’s total reserves and 35.6% of its daily production. The operational area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In 2017, the Company made nine successful discoveries in Bohai, namely Bozhong 19-6, Bozhong 29-6, Bozhong 29-6 South, Bozhong 13-1 South, Penglai 19-1, Bozhong 29-1 East, Bozhong 26-3 West, Kenli 3-2 South and Kenli 4-1. The Company also successfully appraised eight oil and gas structures, including Bozhong 36-1/36-2, Bozhong 19-6, Bozhong 29-6 South, Bozhong 26-3, Longkou 7-6, Kenli 6-4/6-5, Bozhong 29-1 and Luda 27-2 South. Among these, three mid- to-large size oilfields, namely Bozhong 36-1, Kenli 6-4/5/6 and Longkou 7-6, were successfully appraised, laying reserve foundations for the sustainable development of Bohai. The newly discovered Bozhong 19-6 marks a significant breakthrough in the natural gas exploration in deep formation in Bohai. The rolling exploration in Bohai also made some remarkable achievements.

These new discoveries and successful appraisals further demonstrated Bohai’s potential as a core production region for the Company.

For development and production, Penglai 19-9 comprehensive adjustment project commenced production during the year. Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project is expected to commence production in 2018. Currently a number of new projects are under construction, including Luda 16-3 oilfield, Caofeidian 6-4 oilfield and Qinhuangdao 33-1 South oilfield.

Western South China Sea

Western South China Sea is one of the Company’s most important natural gas production areas. Currently, the typical water depth of the Company’s operational area in the region ranges from 40 to 120 meters. As of the end of 2017, the reserves and daily production volume in Western South China Sea reached 844.1 million BOE and 142,870 BOE/day, respectively, representing approximately 17.4% of the Company’s total reserves and 11.1% of its daily production.

In 2017, the Company made six successful discoveries in Western South China Sea, namely Weizhou 11-2 East, Weizhou 11-12, Wenchang 9-3 South, Wenchang 19-9, Wushi 22-8, Wushi 23-5/23-5 South. Four successful appraisals were made, namely Weizhou 11-12, Wushi 16-1 West, Wushi 22-8, Wushi 23-5/23-5 South. Among these, the mid-to-large size oil and gas fields Wushi 16-1 West and Wushi 23-5 were successfully appraised, which will greatly promote the Phase II development of Wushi oilfields. Breakthroughs were made in high temperature and ultra-high pressure natural gas exploration, which proved the exploration potential of Ledong 10 area in Yinggehai Basin. The concept of integrated exploration and development was further developed in the Weixinan oilfields and many new discoveries were obtained.

For development and production, Weizhou 12-2 oilfield Phase II commenced production during the year. Weizhou 6-13 oilfield commenced production in March 2018. Dongfang 13-2 gas fields and Wenchang 9-2/9-3/10-3 gas fields are planned to commence production in 2018. Wenchang 13-2 comprehensive adjustment and other new projects are under construction.

Eastern South China Sea

Eastern South China Sea is the Company’s another important crude oil producing area. Currently, the typical water depth of the Company’s operational area in the region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2017, reserves and daily production volume in Eastern South China Sea reached 533.7 million BOE and 212,895 BOE/day, respectively, representing approximately 11.0% of the Company’s total reserves and 16.5% of its daily production.

In 2017, new discoveries of Lufeng 14-8 and Lufeng 8-1 South were made in Pearl River Mouth basin, significantly increased the reserve scale of Lufeng area. Two oil and gas structures, namely Lufeng 8-1 and Lufeng 14-8, were successfully appraised.

For development and production, Enping 23-1 oilfields commenced production during the year. Currently, Huizhou 32-5 comprehensive adjustment and other new projects are under construction.

East China Sea

The typical water depth of the Company’s operational area in the East China Sea region is approximately 90 meters. As of the end of 2017, reserves and daily production volume in the region represented approximately 2.8% and 1.0% of the Company’s total reserves and daily production, respectively

Others

In 2017, integrated model of “exploration, development, production and sale” was successfully implemented in 8/9 Area of Shanxi Linxing Block. Drilling, testing, construction and startup of tight gas project was completed within the same year and achieved first production.

Overseas

Asia (excluding China)

Asia (excluding China) was the first overseas region entered into by the Company, and it has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets mainly in Indonesia and Iraq. As of the end of 2017, reserves and daily production volume derived from Asia (excluding China) reached 225.4 million BOE and 82,958 BOE/day, respectively, representing approximately 4.7% of the Company’s total reserves and 6.4% of its daily production.

Indonesia

At the end of 2017, the Company’s asset portfolio in Indonesia consisted of four development and production blocks. Among these, the Company acted as the operator for the Southeast Sumatra block, the Madura Strait PSC was a joint operation block, in which the BD gas field commenced production in 2017, and other gas fields were under appraisal and construction. The Company, as a non-operator, also holds working interests in the production sharing contracts of Malacca PSC.

The Company owns an interest of approximately 13.90% in the Tangguh LNG Project in Indonesia. In 2017, production volume of Phase I of the Project remained stable. Currently, construction of the third LNG train of Phase II is in progress as planned, and is expected to reach completion and commence production in 2020.

Iraq

The Company holds a 63.75% participating interest in the technical service contract of Missan oilfields in Iraq and acts as the oilfields’ lead contractor.

In 2017, the Company continuously drilled development wells and adopted production enhancement measures of Missian project, resulting in a steady increase in daily net production to approximately 42,000 barrels per day.

Oceania

Currently, the Company’s oil and gas assets in Oceania are mainly located in Australia and Papua New Guinea. As of the end of 2017, reserves and daily production volume derived from Oceania reached 69.0 million BOE and 22,598 BOE/day, respectively, representing approximately 1.4% of the Company’s total reserves and 1.8% of its daily production.

Australia

The Company owns a 5.3% interest in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2017, the North West Shelf LNG Project generated stable production and achieved favorable economic returns.

The Company also owns one exploration block in Australia which is currently under appraisal.

Other Regions in Oceania

The Company owns interests in four blocks which are still under exploration in Papua New Guinea.

Africa

Africa is a relatively large oil and gas reserve and production base for the Company. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2017, reserves and daily production volume in Africa reached 136.9 million BOE and 73,625 BOE/day, respectively, representing approximately 2.8% of the Company’s total reserves and 5.7% of its daily production.

Nigeria

The Company owns a 45% interest in the OML130 block in Nigeria. OML130 is a deepwater project comprising four oilfields, namely Akpo, Egina, Egina South and Preowei.

In 2017, the Akpo oilfield maintained stable production, with net production reaching approximately 56,000 barrels per day. The Egina project is in the engineering construction stage. During the year, the Preowei-3 well was successfully appraised.

The Company also holds a 20% non-operating interest in Usan oilfield in the OML138 block in offshore Nigeria, and an 18% non-operating interest in the OPL 223 and OML 139 PSC respectively.

We will continue to utilize the synergy of Usan and OML130 projects to establish an oil and gas production base in west Africa.

Uganda

The Company owns one-third of the interest in each of EA 1, EA 2 and EA 3A in Uganda. EA 1, EA 2 and EA 3A are located at the Lake Albert Basin, one of the most promising basins for oil and gas resources in Africa.

In 2017, the Company, as the operator of EA 3A, completed the front end engineering design (FEED) for ground construction and drilling.

In 2017, development and production licenses for eight oilfields in the EA1 and EA2 blocks were issued by the government and the FEED initiated. The intergovernmental agreement (IGA) for an oil pipeline was signed and the FEED was completed.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company owns interests in several blocks in the Republic of the Congo, Algeria and the Gabonese Republic. In 2017, the Company also obtained a 65% operating interest in AGC Profond block in offshore Senegal and Guinea-Bissau.

North America

North America has become the Company’s largest overseas reserves and production region. The Company holds interests in oil and gas assets in the U.S., Canada and Trinidad and Tobago, as well as shares in MEG Energy Corporation in Canada. As of the end of 2017, the Company’s reserves and daily production volume in North America reached 1,260.6 million BOE and 132,675 BOE/day, respectively, representing approximately 26.0% of the Company’s total reserves and 10.3% of its daily production.

The U.S.

The Company currently holds an average of 27% and 12% interests in the Eagle Ford and Niobrara shale oil and gas projects in the U.S. respectively.

In 2017, net production of the Eagle Ford project remained stable and averaged 53,000 BOE/day.

Additionally, the Company owns interests in two major deepwater development projects, Stampede and Appomattox, and a number of other exploration blocks in the US Gulf of Mexico through its wholly-owned subsidiary, Nexen Energy ULC (“Nexen”). Among these, Stampede commenced production in February 2018.

Canada

Canada is one of the world’s richest place of oil sands resources, and participation in the country’s oil sands development will make a major contribution to the Company’s sustainable growth. Through its Nexen subsidiary, the Company owns a 100% working interest in the oil sands project located at Long Lake, as well as three other oil sands leases in the Athabasca region of northeastern Alberta. In 2017, the production of Long Lake project ramp up to approximately 40,000 BOE/day.

The Company holds a 25% interest in the Hangingstone oil sands project. The project commenced production in 2017. We also hold a 7.23% interest in the Syncrude project and non-operating interests in several other exploration and development leases.

The Company holds a 100% interest in two exploration blocks in offshore Newfoundland.

In addition, the Company holds approximately 12.39% of shares in the MEG Energy Corporation, a listed company on the Toronto Stock Exchange.

Other Regions in North America

The Company owns 12.5% interest in the 2C block and a 17.12% interest in the 3A block in Trinidad and Tobago, respectively, of which the 2C block is in production. Phase III of the natural gas project yielded stable production and achieved favorable economic returns. The Company also owns a 100% exploration interest in the deepwater exploration block 1 and block 4 of the CINTURON PLEGADO PERDIDO in Mexico respectively.

South America

In South America, the Company’s major holdings consist of a 50% interest in the Bridas Corporation (“Bridas”) and a 10% interest in the PSC for the Libra oilfield in Brazil. The Company’s 50% interest in Bridas is accounted for by equity methods. As of the end of 2017, the Company’s reserves and daily production volume derived from South America reached 444.8 million BOE and 46,770 BOE/day, respectively, representing approximately 9.2% of the Company’s total reserves and 3.6% of its daily production.

Argentina

The Company holds a 50% interest in Bridas and makes joint management decisions. Bridas holds a 40% interest in Pan American Energy (“PAE”) in Argentina and a 100% interest in AXION Refinery. In December 2017, Bridas exchanged the 10% interest in PAE held by BP with the 50% interest in AXION. After the settlement of the upstream and downstream asset swap, Bridas holds 50% interest in PAE and AXION respectively.

Under the low oil price environment in 2017, the Company sought to strike a balance between production and return, enhanced its operating efficiency, optimized operating plans and created innovative development plans. Daily net production for Bridas averaged approximately 46,000 BOE/day.

Brazil

The Company holds a 10% interest in Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of about 1,550 square kilometers and a water depth of approximately 2,000 meters.

Ten appraisal wells have been drilled as of the end of 2017 under the Libra project. In November 2017, the Libra Consortium declared the commerciality of the northwest area and named it as the Mero field, which includes 4 production units of Mero 1, Mero 2, Mero 3 and Mero 4. Extended well test has been implemented to test Mero 2 and Mero 3 and started production. Final Investment Decision (FID) of Mero 1 has been approved and it has entered the construction phase.

Brazil is one of the world’s most important deepwater oil and gas development regions. The Company will fully leverage on the development opportunities of the Libra project to seek new drivers for production growth.

The Company additionally holds a 100% interest in the 592 block and a 20% interest in the ACF Oeste block.

Guyana

The Company holds a 25% interest in Stabroek block in offshore Guyana. Seven exploration discoveries have been made in the block. In 2017, the Liza and Payara reservoirs were successfully appraised and two new discoveries, namely Snoek and Turbot, were obtained, which further confirmed the reserve scale. FID was approved for Liza oilfield Phase I and production is planned to commence in 2020.

Other Regions in South America

The Company also holds interests in several exploration and production blocks in Colombia.

Europe

The Company holds interests in several oil and gas fields such as Buzzard and Golden Eagle in the North Sea. As of the end of 2017, the Company’s reserves and daily production volume derived from Europe reached 89.2 million BOE and 100,046 BOE/day, respectively, representing approximately 1.8% of the Company’s total reserves and 7.8% of its daily production.

United Kingdom

The Company’s asset portfolio in the North Sea includes projects under production, development and exploration, mainly including: 43.2% interest in the Buzzard oilfield, one of the largest oilfields in the North Sea, and a 36.5% interest in the Golden Eagle oilfield. These make the Company the largest crude oil operator in the North Sea.

The United Kingdom is one of the Company’s key overseas development areas, with key projects such as Buzzard and Golden Eagle substantially contributing to the Company’s production. In 2017, the Buzzard oilfield’s net production averaged approximately 63,000 barrels per day. We will continue to intensify our oil and gas development efforts in the UK, and actively seek out exploration and development blocks with potential in order to achieve stable and sustainable development in the region.

Other Regions in Europe

The Company holds a licence issued by the government of Iceland for undertaking oil exploration operations in the Norwegian Sea, northeast Iceland. In addition, the Company holds several frontier exploration licenses offshore Ireland.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales price and average production cost (excluding ad valorem and severance taxes) in the years of 2015, 2016 and 2017.

	Net Production			Average Sales Price		Average Production Cost
	Total	Crude and Liquids	Gas	Crude and Liquids	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/Mmcf)	(US$/BOE)
2017
Offshore China
Bohai	458,473	433,591	149.3	—	—	—
Western South China Sea	142,870	96,543	273.5	—	—	—
Eastern South China Sea	212,895	173,192	238.2	—	—	—
East China Sea	13,016	3,629	56.3	—	—	—
Other	688		4.1	—	—	—
Subtotal	827,941	706,955	721.4	55.04	6,810	7.57
Overseas
Asia (excluding China)	82,958	57,395	141.4	47.83	6,658	12.19
Oceania	22,598	3,691	96.5	58.39	3,167	8.61
Africa	73,625	73,625	-	53.32	—	5.90
North America (excluding Canada)	68,507	46,785	130.3	45.99	2,995	6.27
Canada	64,167	57,711	38.7	32.56	1,702	20.08
South America	929	929	-	43.70	—	10.63
Europe	100,046	95,750	25.8	52.57	4,757	5.89
Subtotal	412,832	335,887	432.8	47.63	4,220	9.59
Total	1,240,773	1,042,842	1,154.2	52.65	5,838	8.24
Equity method investees	47,355	22,144	146.4	—	—	—

2016
Offshore China
Bohai	477,380	455,002	134.3	—	—	—
Western South China Sea	144,835	98,351	273.9	—	—	—
Eastern South China Sea	213,835	182,848	185.9	—	—	—
East China Sea	12,273	3,177	54.6	—	—	—
Subtotal	848,322	739,378	648.7	42.88	6,663	6.36
Overseas
Asia (excluding China)	75,780	48,577	150.2	33.17	6,243	11.45
Oceania	26,107	4,278	111.4	40.97	3,176	7.57
Africa	80,297	80,297	—	42.90	—	5.72
North America (excluding Canada)	69,290	48,078	127.3	34.81	2,390	4.63
Canada	48,448	40,304	48.9	28.24	1,345	24.24
South America	926	926	—	32.48	—	8.14
Europe	104,473	98,672	34.8	41.78	4,061	6.83
Subtotal	405,320	321,131	472.5	38.00	3,815	9.23
Total	1,253,643	1,060,509	1,121.2	41.40	5,463	7.29
Equity method investees	49,280	22,592	155.0	—	—	—

2015
Offshore China
Bohai	500,719	477,904	136.9	—	—	—
Western South China Sea	143,676	89,958	314.3	—	—	—
Eastern South China Sea	229,679	190,525	234.9	—	—	—
East China Sea	10,271	2,632	45.8	—	—	—
Subtotal	884,346	761,019	731.9	53.05	8,175	7.64
Overseas
Asia (excluding China)	70,987	45,640	140.0	46.82	7,615	15.19
Oceania	21,673	3,350	93.5	53.40	3,166	8.19
Africa	83,677	83,677	—	51.01	—	6.42
North America (excluding Canada)	76,915	54,692	134.6	34.92	272	5.74
Canada	58,115	46,712	68.4	45.14	1,704	30.96
South America	1,110	1,110	—	40.81	—	10.73
Europe	110,842	103,258	45.5	51.61	5,843	10.62
Subtotal	423,319	338,440	482.1	47.21	3,704	12.38
Total	1,307,664	1,099,459	1,214.0	51.27	6,395	9.18
Equity method investees	50,357	24,588	149.6	—	—	—

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2015, 2016 and 2017.

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2017
Offshore China
Independent
Bohai	60	37	21	33	33	—
Western South China Sea	28	13	11	22	22	—
Eastern South China Sea	23	5	18	12	12	—
East China Sea	3	0	3	0	0	—
Subtotal	114	55	53	67	67	—
PSCs	—	—	—	—	—	—
Bohai	1	—	1	8.7	8.7	—
Western South China Sea	—	—	—	—	—	—
Eastern South China Sea	1	—	1	—	—	—
East China Sea	—	—	—	0.5	0.5	—
Subtotal	2	—	2	9.2	9.2	—
Overseas	—	—	—	—	—	—
Asia (excluding China)	—	—	—	16.5	16.5	—
Oceania	—	—	—	-	—	—
Africa	0.5	0.5	—	3.6	3.6	—
North America	0.2	—	0.2	67.3	67.3	—
South America	1.6	1.6	0.1	—	—	—
Europe	0.6	—	0.6	—	—	—
Subtotal	2.9	2.1	0.9	87.4	87.4	—

2016
Offshore China
Independent
Bohai	56	41	15	87	87	—
Western South China Sea	27	9	18	24	24	—
Eastern South China Sea	24	7	17	22	22	—
East China Sea	4	1	3	—	—	—
Subtotal	111	58	53	133	133	—
PSCs
Bohai	1	—	1	1.5	1.5	—
Western South China Sea	3	—	3	—	—	—
Eastern South China Sea	1	1	—	—	—	—
East China Sea	—	—	—	6.5	6.5	—
Subtotal	5	1	4	8.0	8.0	—
Overseas
Asia (excluding China)	—	—	—	10.5	10.5	—
Oceania	—	—	—	—	—	—
Africa	0.9	0.9	—	4.0	4.0	—
North America	0.3	—	0.3	55.66	55.66	—
South America	1.3	0.9	0.4	0.25	0.25	—
Europe	0.4	—	0.4	2.19	2.19	—
Subtotal	2.9	1.8	1.0	72.6	72.6	—

2015
Offshore China
Independent
Bohai	50	35	15	129	129	—
Western South China Sea	31	12	19	32	32	—
Eastern South China Sea	27	4	23	40	39	—
East China Sea	6	4	2	—	—	—
Subtotal	114	55	59	201	200	—
PSCs
Bohai	3	—	3	40.0	40.0	—
Western South China Sea	3	—	3	0.6	0.6	—
Eastern South China Sea	1	—	1	3.0	3.0	—
East China Sea	2	—	2	4.0	4.0	—
Subtotal	9	—	9	47.6	47.6	—
Overseas
Asia (excluding China)	—	—	—	20.4	20.4	—
Oceania	—	—	—	—	—	—
Africa	1.2	1.2	—	5.9	5.9	—
North America	0.5	—	0.5	174.4	174.4	—
South America	0.6	0.6	—	0.4	0.4	—
Europe	0.7	—	0.7	4	3	1
Subtotal	2.9	1.7	1.1	205.1	204.1	1

Present Activities

The following tables set forth our present activities as of December 31, 2017.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai	2	2	758	686.9
Western South China Sea	8	8	38	38
Eastern South China Sea	2	2	—	—
East China Sea	0	0	—	—
Subtotal	12	12	796	724.9
Overseas
Asia (excluding China)	9	7.7	4	4
Oceania	—	—	—	—
Africa	0	0	2	0.9
North America	78	16.4	2	0.5
South America	—	—	25	5
Europe	—	—	—	—
Subtotal	87	24.1	33	10.4

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2017.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Crude and Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai	2,150	1,871.7	27	27	2,636	2,636	43,068	43,068
Western South China Sea	327	319.2	89	84.5	1,941	1,941	73,388	73,388
Eastern South China Sea	435	390.2	39	34.1	2,652	2,652	55,424	55,424
East China Sea	21	10.5	72	36.1	85	85	85,413	85,413
Subtotal	2,933	2,591.5	227	181.7	7,314	7,314	257,292	257,292
Overseas	—	—	—	—	—	—	—	—
Asia (excluding China)	571	539.5	31	25	1,566	1204	14,334	5,670
Africa	45	14.8	—	—	909	358	25,587	9,016
Oceania	—	—	66	3	3,240	172	41,766	25,140
North America	3,013	847.1	415	144	3,023	797	8,257	7,276
South America	4,706	929.4	496	99	2,505	500	29,503	7,860
Europe	74	32.4	1	0.4	359	154	18,993	13,285
Subtotal	8,409.3	2,363.2	1,008.7	271.4	11,602	3,185	138,440	68,247
Total	11,342.3	4,954.7	1,235.7	453.1	18,916	10,499	395,732	325,539

The gross acreage disclosed above includes the total number of acres in major blocks that we own an interest. The net acreage includes our wholly owned interests and the sum of our fractional interests in gross acreage.

Delivery Commitment

We have certain delivery commitments under the take-or-pay contracts for sales of natural gas. In 2017, the annual sales from our largest gas contract contributed to only approximately 4.7% of our total oil and gas sales and the total revenues from gas sales accounted for approximately 8.9% of our total revenues in 2017. Moreover, the total gas quantities that are subject to delivery commitments under existing contracts or agreements are not significant to the Company. Therefore, we believe that we did not have any material delivery commitment as of the end of 2017.

Sales and Marketing

Sales of Crude Oil

The Company sells crude oil produced in offshore China to the PRC market mainly through CNOOC China Limited,its wholly-owned subsidiary. The Company sells crude oil produced overseas to international and domestic markets mainly through another wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd. Nexen Energy ULC, a wholly-owned subsidiary of the Company, sells its crude oil and synthetic oil to international markets separately.

The Company’s crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay by Renminbi. The Company currently sells three types of crude oil in China: heavy crude, medium crude and light crude.

Beginning in 2017, the benchmark price for crude oil is Dated Brent. The Company’s major customers in China are Sinopec, PetroChina and CNOOC. Crude oil produced overseas and sold on international markets is benchmarked at the Brent and WTI prices. In 2017, as a result of the increase in international oil prices, the Company’s realized oil prices picked up. In 2017, the Company’s average realized oil price was US$52.65/barrel, representing a year-on-year increase of 27.2%.

The table below sets forth the sales and marketing volumes in offshore China for each of these types of crude oil for the periods indicated.

	Year ended December 31,
	2015	2016	2017
Sales and Marketing Volumes (mmbbls)(1)
Light Crude	22.9	20.8	26.3
Medium Crude	162.4	162.6	147.4
Heavy Crude	138.2	122.4	112.3

(1)	Includes the sales volumes of us and our foreign partners under production sharing contracts.

Sales of Natural Gas

The Company’s natural gas sales prices are mainly determined by negotiation with customers. Its natural gas sales agreements are generally long-term contracts, and they normally include a periodic price adjustment mechanism. The Company’s natural gas customers are primarily located in the southeastern coast of China and include Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, China BlueChemical Ltd, and others.

Sales of LNG sourced by the Company from the North West Shelf LNG Project in Australia and the Tangguh LNG Project in Indonesia are mainly based on long-term supply contracts with various customers in the Asia-Pacific region, including LNG Terminals in Dapeng, Guangdong and Putian, Fujian, China.

In 2017, stable and positive economic performance in China, the impact from the clean winter heating policy in northern China, as well as the policy of changing fuel from coal to gas, resulted in natural gas demand growth in China, which drove sales volume growth of high-priced natural gas. In addition, based on market condition, the Company gradually adjusted sale prices for natural gas users in certain areas through negotiation. In 2017, the Company’s average realized natural gas price was US$5.84/mcf, representing a 7.0% year-on-year increase.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2015	2016	2017
Average Realized Prices
Crude and Liquids (US$/bbl)	51.27	41.40	52.65
Natural Gas (US$/mcf)	6.39	5.46	5.84

West Texas Intermediate (US$/bbl)	48.68	43.35	50.80

The international benchmark crude oil price, West Texas Intermediate, was US$60.46 per barrel as of December 29, 2017 and US$ 64.94 per barrel as of March 29, 2018.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2015	2016	2017
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	124,427	102,861	121,740
Revenues sourced outside the PRC	47,010	43,629	64,650
Total revenues	171,437	146,490	186,390
% of revenues sourced outside the PRC	27.4%	29.8%	34.7%

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

Research and Development

In 2017, the Company continued to implement its “technology-driven” strategy, focused on strengthening the management of key research and development projects, continued to improve its systems and mechanisms of technological innovation, and promoted construction of research and development platform. It continued to implement systems for research collaboration and strengthened joint project developments of core technologies of different research institutes of the Company. The Company actively carried out the “Quality and Efficiency Year 4.0” program. Through technological innovation, the Company was able to establish a solid foundation for reserve and production growth. A series of research findings have been applied to increase production efficiency.

Major Scientific and Technological Project Development

In 2017, the Company focused on core business needs and continued to carry out critical core technological projects such as deepwater oil and gas fields, offshore heavy oil fields and fields with low porosity and permeability. It made a number of technological achievements including fracture system and hydrocarbon accumulation control research in the western Bohai, and key technologies for oil and gas geology and exploration in the deepwater areas in the epicontinental region of the Pearl River Mouth Basin. These notable developments have provided vital technical support for the sustainable development of the Company.

Construction of Scientific and Technological Innovative System

The Company established platforms for research and development which include an offshore low-permeability reservoir exploration and development laboratory and an unconventional oil and gas exploration and development laboratory. The “Key technologies in drilling and completion of wells in South China Sea under high temperature and high pressure and their industrial application” project won first prize at the National Science and Technology Progress Awards. The Company also led the drafting of “ISO18647, Petroleum and Natural Gas Industries – Modular Drilling Rigs for Offshore Fixed Platforms, an International Standard”, which has since been formally published.

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

In 2017, as the Company continued to improve its HSE internal control system, it adjusted the HSE management of its construction projects in accordance with new government regulatory requirements. It continued to supervise and encourage the implementation of various management requirements by adopting management audits and reviews to control HSE risks. The Company successively organized management audits to Nexen UK and the Shenzhen and Zhanjiang branches, completed special audits on high-risk contractors in relation to diving and helicopters, organized a three-month safety production inspection, and urged the prompt rectification to the problems identified.

The Company improved its safety performance, actively conducted international benchmarking, and built a HSE management system framework which is in line with international principles of industry risk management and continuous improvement and with distinct characteristics of CNOOC Limited. As the first PRC member of the Oil Companies International Marine Forum (OCIMF), the Company actively participated marine safety management activities organized by OCIMF, developed the Maritime Safety Management Measures, launched a marine management information system, and strove to improve its marine safety management and control abilities.

The Company continued to improve its implementation of safety management. It organized a series of activities with the theme of “Last centimeter for safety management”, fostered the development of a safety culture. Mr. Hua Yang, Chairman of the Company, wrote a letter titled “YOUR SAFETY, WE CARE” to employees. The Company’s management recorded a promotional video talking about safety, and taught safety classes in order to strengthen safety leadership. Employees at base-level units actively participated in HSE knowledge quiz, essay competition and safety video making.

In China, the Company further extended its safety management risk control to front-line operation by organizing examinations on working permit to ensure that all operations are under control and effectively avoid operational risks. On drilling rigs, it vigorously rectified security risks and conducted special inspections to identify the risks relating to high falling objects and falls from height. These measures generally improved the safety management of drilling rigs.

In Overseas, the Company continued to strengthen HSE supervision and management functions for its overseas operations. It improved the safety leadership of overseas management as well as their ability to set a good example through their own conduct, arranged HSE audits of its project companies in the United Kingdom and Indonesia, and organized joint emergency drills, publicity and training aimed at improving the safety culture among employees. All these initiatives significantly contributed to a strong overseas HSE performance.

The Company kept a close eye on the impacts of international political and social changes on its overseas operations. By combining its overseas safety management and good industry practices, the Company established and improved its overseas security management mechanism and information collection channel, further clarified its requirements for security management of overseas projects, obtained the security updates of overseas staff in a timely manner, and provided strong support of the security of its overseas operations.

In 2017, the Company acted in compliance with the climate compact advocated by the Paris Agreement. With the objective of reducing carbon emissions and energy consumption, the Company continued to push for cost reductions and efficiency improvement campaign, organized carbon investigation on domestic units, improved its carbon emissions management rules and systems, actively participated in the establishment of national low carbon-emission standards, and conducted assessments of the impact of carbon emissions on fixed assets investment projects.

During 2017, the Company maintained its good performance in safety management and upheld consistently high HSE standards. OSHA (Occupation Safety and Health Administration) statistics for the year are shown below.

	Gross Man-hours (million)	Number of Recordable Cases	Rate of Recordable Cases	Number of Lost Workdays Cases	Rate of Lost Workdays Cases	Fatal Cases
Company staff	41	12	0.06	6	0.03	0
Staff of the Company and direct contractors	109	48	0.08	17	0.03	2

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

The Company further strengthened safety in production, intensifying its efforts to identify and eliminate potential risks, giving special attention to preventing operational accidents in key and high-risk areas. It also improved the implementation of safety standards and deepened safety awareness across all levels of the organization. In 2017, the Company completed full system safety inspections, including the special supervision of safety production, a special safety check on storage tank fields and a year-end major check on safety production. For HSE risks in particular operating units, the Company organized special examinations. Through examinations and inspections, the Company effectively met CNOOC Limited’s management requirements, urged affiliated units to act in accordance with the law, and promoted the continuous improvement of HSE management.

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

Based on hazard identification and risk analysis, the Company continued to improve its emergency management mechanisms. In 2017, the Company further refined the crisis management plan, integrated emergency management information systems, developed a mobile application for emergency management, improved the ICS system, and strengthened emergency drills to improve the system’s risk resistance and reduce the effect of emergencies to the greatest extent possible.

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

As of December 31, 2017, we have purchased a number of insurance policies with varying policy coverage and limits to meet our risk management requirements and cover our potential liabilities arising from accidents at any of our offshore and onshore locations. We maintain insurance for costs relating to property damage to our facilities, control of well including drilling relief wells, removal of wreck, pollution clean-up, liability for bodily injury and property damage to third parties. The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Extreme weather conditions may have a material adverse impact on us and could result in losses that are not covered by insurance.”

We have maintained varied insurance policies for our domestic assets and operational insurance policies and construction insurance policies, with different policy limits and deductibles. We also purchase operator’s extra-expense up to US$ 100 million and third-party liabilities insurance up to US$200 million. As for deep-water wells, we are insured up to US$250 million for costs related to control of the well. The deductible for each insurance policy mainly ranges from US$2 million to US$5 million for different types of insurance policies. For overseas operation and assets, we are insured for amounts up to the replacement cost value of our assets for property damage and up to US$525 in 2017 million for operators extra expense. Additionally, we purchase insurance covering liability for bodily injury and property damage to third parties with limits of up to US$1 billion in 2017. This cover protects against liability that arises from sudden and accidental pollution or from other causes.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2015		2016		2017
	Rmb in millions	%	Rmb in millions	%	Rmb in millions	%
Exploration and production	149,582	87.3	125,611	85.7	157,166	84.3
Trading businesses	21,438	12.5	20,310	13.9	28,881	15.5
Corporate and elimination	417	0.2	569	0.4	343	0.2
Total operating revenues	171,437	100.0	146,490	100.0	186,390	100.0

We are mainly engaged in the exploration, development, production and sales of crude oil and natural gas primarily in offshore China. For the year ended December 31, 2017, approximately 65.3% of our total revenue was sourced in the PRC. Our overseas activities are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil and Australia, etc.

Regulatory Framework in the PRC

Government Control

All of China’s petroleum resources are owned by the PRC state. The PRC government exercises regulatory control over oil exploration and production activities in China. We are required to obtain various governmental approvals, including those from the Ministry of Natural Resources, the State Oceanic Administration, the National Development and Reform Commission and Ministry of Emergency Management before we are permitted to conduct production activities. Our sales are coordinated by the National Development and Reform Commission. For independent operations and joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including permits for exploration blocks, approval of a reserve report, environmental impact reports submitted through CNOOC, extraction permits and work safety permits. Moreover, for joint exploration and production, we are required, through CNOOC, to file overall development plan with the National Development and Reform Commission, and to report the circumstances and situation of the PSCs or other cooperation contracts between CNOOC and the foreign enterprises to the Ministry of Commerce.

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

Our PRC subsidiary, CNOOC China Limited, as a wholly foreign-owned enterprise, is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited is subject to corporate income tax at the rate of 15% for the three years ending December 31, 2017, after being assessed as a high and new technology enterprise. The Company is in the process of re-applying to be assessed as a high and new technology enterprise from 2018 to 2020.

The PRC corporate income tax is levied based on taxable income, including income from both operations and other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP.

Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

•	Production tax at the rate of 5% on production under production sharing contracts;

•	VAT at the rates from 13% to 17% on taxable sales under independent oil and gas fields since May 1, 2016 under “Provisional Regulations on VAT of the PRC” and relevant detailed rules according to the “Circular on Certain Policies on the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax” (Cai Shui [2016] No.39), which replaced the production tax at the rate of 5% on production under independent oil and gas fields before May 1, 2016. According to “Notice on Simplifying the Relevant Policies on Value-added Tax Rates” (Cai Shui[2017] No.37), with effect from July 1, 2017, the 13% VAT rate shall be removed and gas sales shall be subject to the 11% tax rate;

•	VAT at the rates from 3% to 17% on other income since May 1, 2016, which were subject to the business tax at rates from 3% to 5% or VAT at the rates from 3% to 17% before May 1, 2016.

•	The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

•	Resource tax (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived from oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields starting from November 1, 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts. The resource tax rate was changed from 5% to 6% since December 1, 2014;

•	Export tariff at the rate of 5% on the export value of petroleum oil;

•	City construction tax at the rates of 1% or 7% on the production tax, business tax and VAT paid;

•	Educational surcharge at the rate of 3% on the production tax, business tax and VAT paid; and

•	Local educational surcharge at the rate of 2% on the production tax, business tax and VAT paid.

We calculate our deferred tax to account for the losses available for offsetting against future taxable profit and the temporary differences between our tax base, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting base, which is prepared in accordance with applicable financial reporting requirements. The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2015, 2016 and 2017, we had Rmb 1,948 million, Rmb 19,174 million and Rmb 22,206 million (US$3,413 million) respectively, in net deferred tax assets/ (liabilities). See note 10 to our consolidated financial statements included elsewhere in this annual report.

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

Special Oil Gain Levy

In March 2006, the PRC government imposed a special oil gain levy at progressive rates from 20% to 40% on any income derived from sales of locally produced crude oil by an oil exploration and production company at a price that exceeds US$40 per barrel. In December 2011, the PRC government increased the threshold of the special oil gain levy from US$40 per barrel to US$55 per barrel, with effect from November 1, 2011. In December 2014, the PRC government has decided to increase the threshold of the special oil gain levy from US$55 per barrel to US$65 per barrel, with effect from January 1, 2015. The special oil gain levy is collected on a quarterly basis. For the years ended December 31, 2015, 2016 and 2017 we incurred approximately Rmb 59 million, nil and Rmb 55 million for the Special Oil Gain Levy.

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

Our subsidiaries domiciled outside of the PRC are subject to income tax rates ranging from 10% to 50%. The U.S. government enacted comprehensive tax legislation in December 2017 that took effect as of January 1, 2018. A one-time non-cash deferred tax charge was recorded due to the impact of the reduction of U.S. federal corporate income tax rate from 35% to 21%.

Environmental Regulation

Our operations are required to comply with various applicable environmental laws and regulations, including PRC laws and regulations administered by the State Oceanic Administration and national and local environmental protection agencies for our operations in China. The Marine Environment Protection Law of PRC was amended and came into effect on November 7, 2016. Such amended Marine Environment Protection Law strengthens the marine environment protection regulation system including but not limited to the regional restricted approval system of environmental impact assessment, provides marine ecological protection compensation system. We therefore face more stringent environmental supervision and law enforcement environment.

Government agencies set national or local environmental protection standards. The relevant State Oceanic Administration and/or environmental protection agencies must approve or review each stage of a project. We must file an environmental impact statement or, in some cases, an environmental impact assessment outline before an approval can be issued. The filing must demonstrate that the project conforms to applicable environmental standards. The State Oceanic Administration and/or relevant environmental protection agencies generally issues approvals and permits for projects using modern pollution control measurement technology.

Pursuant to the Environmental Protection Tax Law of PRC which came into effect on January 1, 2018, enterprises, public institutions and other producers/operators that discharge taxable pollutants directly to the environment within the territorial areas of PRC and other sea areas under the jurisdiction of PRC shall pay environmental protection tax in accordance with the provisions of such law.State Oceanic Administration or national and local environmental protection agencies may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

The PRC and overseas environmental laws require offshore petroleum investors to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2015, 2016 and 2017 of approximately Rmb 50,063 million, Rmb 50,888 million and Rmb 54,073 million (US$8,311 million), respectively.

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

Employees and Employee Benefits

During the years ended December 31, 2015, 2016 and 2017, we employed 20,585 persons, 19,718 persons and 19,030 persons, respectively. Of the 19,030 employees we employed as of December 31, 2017, approximately 82.7% were involved in oil exploration, development and production activities, approximately 5.5% were involved in accounting and finance work and the remainder were senior management and others. Part of the workers for the operation of the oil and gas fields, maintenance and ancillary service are hired on a contract basis.

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

All full-time employees in the PRC are covered by a government-regulated pension and are entitled to an annual pension at their retirement dates. The PRC government is responsible for the pension liabilities to these retired employees under this government pension plan. The actual pension payable to each retiree is subject to a formula based on the status of the individual pension account, general salary and inflation movements. We are required to make monthly contributions to the government pension plan at rates ranging from 15% to 20% of our employees’ salaries, with each employee contributing 8% of his or her salary for retirement. The contributions vary from region to region.

We are required to make monthly contributions to the government pension plan at rates ranging from 15% to 20% of our employees’ salaries, with each employee contributing 8% of his or her salary for retirement. The contributions vary from region to region.

For further details regarding retirement benefits, see note 29 to our consolidated financial statements included elsewhere in this annual report.

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations. We devote significant resources to train our employees. During 2017, we held 40 core training workshops, which were attended by approximately 1,680 person-times of participants. To ensure smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain talent in the international market. In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

C.	Organizational Structure

CNOOC indirectly owned or controlled an aggregate of approximately 64.44% of our shares as of March 31, 2018. Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly wholly-owned subsidiaries as of March 31, 2018 and notes our significant indirectly-held subsidiaries.

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

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

	Year ended December 31,
	2015	2016	2017
Average net realized prices:
Crude oil (US$ per bbl)	51.27	41.40	52.65
Natural gas (US$ per mcf)	6.39	5.46	5.84

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

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2015	2016	2017
Net production of crude oil (bbl/day)(1)	1,124,047	1,083,101	1,064,986
Net production of natural gas (mmcf/day)(1)	1,363.6	1,276.2	1,300.6

(1)	Including our interest in equity method investees.

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

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with our anticipated drilling plan, changes in our capital costs and operating expense assumptions, and the discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to, but are not limited to, the risk factors referred to in “Item 3.D. Risk Factors.” The complex economic outlook may also materially and adversely affect the Company’s key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

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

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Company, liabilities assumed by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. For each business combination, the Company elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition costs incurred are included in profit or loss.

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

Provisions

We recognize a provision when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in profit or loss.

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

Our marketing revenues principally represent the sales of oil and gas from the foreign partners under our PSCs and revenues from the trading of oil and gas through our subsidiaries. The cost of the oil and gas sold is included in crude oil and product purchases.

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2015		2016		2017
	(Rmb in millions, except percentages and production data )
Revenues:
Oil and gas sales:
Crude oil	128,929	75.2%	106,448	72.7%	135,256	72.6%
Natural gas	17,668	10.3%	14,877	10.1%	16,632	8.9%
Total oil and gas sales	146,597	85.5%	121,325	82.8%	151,888	81.5%

Marketing revenues	21,422	12.5%	20,310	13.9%	28,907	15.5%
Other income	3,418	2.0%	4,855	3.3%	5,595	3.0%
Total revenues	171,437	100%	146,490	100%	186,390	100.0%

Net production (million BOE)(1):
Crude oil	410.3	82.8%	396.4	83.1%	388.7	82.7%
Natural gas	85.4	17.2%	80.5	16.9%	81.5	17.3%
Total net production	495.7	100%	476.9	100%	470.2	100%

(1)	Including our interest in equity method investees.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated statement of profit or loss and other comprehensive income as a percentage of total revenues:

	Year ended December 31,
	2015	2016	2017
Operating Revenues:
Oil and gas sales	85.5%	82.8%	81.5%
Marketing revenues	12.5%	13.9%	15.5%
Other income	2.0%	3.3%	3.0%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(16.5)%	(15.8)%	(13.0)%
Taxes other than income tax	(6.3)%	(4.7)%	(3.9)%
Exploration expenses	(5.8)%	(5.0)%	(3.7)%
Depreciation, depletion and amortization	(42.8)%	(47.0)%	(32.9)%
Special oil gain levy	0.0%	0.0%	0.0%
Impairment and provision	(1.6)%	(8.3)%	(4.9)%
Crude oil and product purchases	(11.6)%	(13.0)%	(14.8)%
Selling and administrative expenses	(3.3)%	(4.4)%	(3.7)%
Others	(1.8)%	(3.3)%	(3.2)%
Total expenses	(89.8)%	(101.6)%	(80.1)%

Interest income	0.5%	0.6%	0.4%
Finance costs	(3.6)%	(4.3)%	(2.7)%
Exchange gain, net	(0.1)%	(0.5)%	0.2%
Investment income	1.4%	1.9%	1.3%
Share of profits of associates	0.1%	(0.4)%	0.2%
Share of profits/(losses) of a joint venture	1.0%	0.4%	0.3%
Non(operating income/(expenses), net	0.4%	0.4%	0.0%
Profit before tax	10.0%	(3.6)%	19.5%
Income tax expense	1.8%	4.0%	(6.3)%
Profit for the year	11.8%	0.4%	13.2%

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

Marketing revenues represent our sales of our foreign partners’ oil and gas produced under our PSCs. Our foreign partners have the right to either take possession of their oil and gas for sale in the international market or to sell their oil and gas to us for resale in the PRC market.

Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers, the sales of diluents to third parties and gains from disposal of oil and gas properties and is recognised when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

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

2017 versus 2016

Consolidated net profit

Our consolidated net profit increased significantly to Rmb 24,677 million (US$3,792.8 million) in 2017 from Rmb 637 million in 2016, primarily as a result of the increase in profitability due to higher international oil price environment, as well as the combined effects of increased reserve and reduced costs as a result of adoption of efficient measures by the Company.

Revenues

Our oil and gas sales, realized prices and sales volume in 2017 are as follows:

	2017	2016	Amount	Change (%)
Oil and gas sales (Rmb million)	151,888	121,325	30,563	25.2%
Crude and liquids	135,256	106,448	28,808	27.1%
Natural gas	16,632	14,877	1,755	11.8%
Sales volume (million BOE)*	452.4	458.3	(5.9)	(1.3%)
Crude and liquids (million barrels)	380.1	387.6	(7.5)	(1.9%)
Natural gas (bcf)	421.5	410.5	11.0	2.7%
Realized prices
Crude and liquids (US$/barrel)	52.65	41.40	11.25	27.2%
Natural gas (US$/mcf)	5.84	5.46	0.38	7.0%
Net production (million BOE)	470.2	476.9	(6.7)	(1.4%)
China	302.8	311.1	(8.3)	(2.7%)
Overseas	167.4	165.8	1.6	1.0%

*	Excluding our interest in equity-accounted investees.

In 2017, our net production was 470.2 million BOE (including our interest in equity-accounted investees), representing a decrease of 1.4% from 476.9 million BOE in 2016. The increase in crude and liquids sales was primarily due to higher realised oil prices in 2017. The increase in natural gas sales was primarily due to the gradual release of production capacity of high-priced gas ﬁelds arising from natural gas demand growth in China, which pulled up the gas price and sales volume simultaneously.

Operating expenses

Our operating expenses increased 4.6% to Rmb 24,282 million (US$3,732.1 million) in 2017 from Rmb 23,211 million in 2016, the operating expenses per BOE increased 6.0% to Rmb 53.6 (US$8.24) per BOE in 2017 from Rmb 50.6 (US$7.29) per BOE in 2016, Operating expenses per BOE offshore China increased 11.6% to Rmb 49.2 (US$7.57) per BOE in 2017 from Rmb 44.1 (US$6.36) per BOE in 2016, mainly attributable to the increase in workload as the result of the Company adopting optimisation measures to increase production efficiency, as well as prices of refined oil, chemicals and other materials rose with oil price. Overseas operating expenses per BOE decreased 2.7% to Rmb 62.4 (US$9.59) per BOE in 2017 from Rmb 64.1 (US$9.23) per BOE in 2016.

Taxes other than income tax

Our taxes other than income tax increased 3.9% to Rmb 7,210 million (US$1,108.2 million) in 2017 from Rmb 6,941 million in 2016, mainly due to the increase in oil and gas sales.

Exploration expenses

Our exploration expenses decreased 6.5% to Rmb 6,881 million (US$1,057.6 million) in 2017 from Rmb 7,359 million in 2016, mainly because of less costs of uncertain wells from previous years being written off according to subsequent reserve evaluation as well as the decrease in write-off of expired leases in North American.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization decreased 11.1% to Rmb 61,257 million (US$ 9,415.0 million) in 2017 from Rmb 68,907 million in 2016.

The dismantlement-related depreciation, depletion and amortization costs decreased 75.6 % to Rmb 383 million (US$58.9 million) in 2017 from Rmb 1,569 million in 2016. Our average dismantling costs per BOE decreased 75.1% to Rmb 0.85 (US$ 0.13) per BOE in 2017 from Rmb 3.42 (US$0.49) per BOE in 2016, primarily due to the decrease of the present value of asset retirement obligations brought by the increase of interest rate in the China market. Our depreciation, depletion and amortisation, excluding the dismantlement-related depreciation, depletion and amortization, decreased 9.6% to Rmb 60,874 million (US$9,356.2 million) in 2017 from Rmb 67,338 million in 2016. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, decreased 8.4% to Rmb 134.4 (US$20.66) per BOE in 2017 from Rmb 146.8 (US$21.14) per BOE in 2016, primarily due to the increase of reserve in producing oil and gas fields by taking effective measures to improve production performance and recovery rate as well as the decrease in amortization rate resulting from the recognized impairment of oil and gas assets in 2016.

Impairment and provision

Our impairment and provision decreased 25.0% to Rmb 9,130 million (US$1,403.3 million) in 2017 from Rmb 12,171 million in 2016, mainly due to the decrease of oil and gas assets impairment. The impairment loss of oil and gas assets recognized in 2017 mainly related to oil and gas fields located in China, Africa and North America and it was primarily due to the revision of the oil and gas price forecast and revision of reserve. In 2016, certain oil and gas properties located in North America, Europe and Africa were impaired, which was reflected by the revision of the oil price forecast and the adjustment in operating plan for the oil sand assets in Canada. Please refer to Note 13 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses increased 5.7% to Rmb 6,861 million (US$1,054.5 million) in 2017 from Rmb 6,493 million in 2016. Our selling and administrative expenses per BOE increased 7.1% to Rmb 15.15 (US$2.33) per BOE in 2017 from Rmb 14.15 (US$2.04) per BOE in 2016, due to the increase in transportation costs in Canada resulting from increased production and sales volume.

Finance costs/Interest income

Our finance costs decreased 19.2% to Rmb 5,044 million (US$775.2 million) in 2017 from Rmb 6,246 million in 2016, primarily due to the increased capitalized interest cost arising from the increase in the scale of oil and gas assets under construction. Our interest income decreased 27.5% to Rmb 653 million (US$100.4 million) in 2017 from Rmb 901 million in 2016, primarily due to the decreased proportion of deposits with higher interest rates.

Exchange gains/losses, net

Our net exchange gains changed to Rmb 356 million (US$54.7 million) in 2017, while accounted net exchange losses of Rmb 790 million in 2016, primarily as a result of the increase in exchange gains arising from Rmb fluctuation against the U.S. dollars and Hong Kong dollars.

Investment income

Our investment income decreased 13.2% to Rmb 2,409 million (US$370.3 million) in 2017 from Rmb 2,774 million in 2016, primarily attributable to the decreased proportion of corporate wealth management products with higher interest rates.

Share of profits/losses of associates and a joint venture

Our share of profits of associates and a joint venture changed to Rmb 855 million (US$131.4 million) in 2017, while in 2016 we shared losses of Rmb 76 million, primarily attributable to losses from the sale of shares of Northern Cross (Yukon) Limited located in Canada in 2016.

Income tax expense/credit

Our income tax expense changed to Rmb 11,680 million (US$1,795.2 million) in 2017, while accounted income tax credit of Rmb 5,912 million in 2016, mainly because income tax expense increased as Company’s profitability increased in 2017, in addition, the U.S. government decreased the federal corporate income tax rate from 35% to 21% and resulted in a one-time write-off of net deferred tax asset and increased income tax expense.

2016 versus 2015

Consolidated net profit

Our consolidated net profit decreased 96.9% to Rmb 637 million in 2016 from Rmb 20,246 million in 2015, primarily as a result of the decrease in profitability under the low international oil price environment and impairment charge.

Revenues

Our oil and gas sales, realized prices and sales volume in 2016 are as follows:

	2016	2015	Amount	Change (%)
Oil and gas sales (Rmb million)	121,325	146,597	(25,272)	(17.2)%
Crude and liquids	106,448	128,929	(22,481)	(17.4)%
Natural gas	14,877	17,668	(2,791)	(15.8)%
Sales volume (million BOE)*	458.3	480.1	(21.8)	(4.5)%
Crude and liquids (million barrels)	387.6	404.0	(16.4)	(4.1)%
Natural gas (bcf)	410.5	444	(34)	(7.5)%
Realized prices
Crude and liquids (US$/barrel)	41.40	51.27	(9.87)	(19.3)%
Natural gas (US$/mcf)	5.46	6.39	(0.93)	(14.6)%
Net production (million BOE)	476.9	495.7	(18.8)	(3.8)%
China	311.1	323.4	(12.3)	(3.8)%
Overseas	165.8	172.3	(6.5)	(3.8)%

*	Excluding our interest in equity-accounted investees.

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

Operating expenses

Our operating expenses decreased 18.2% to Rmb 23,211 million in 2016 from Rmb 28,372 million in 2015, attributable from effective cost control. The operating expenses per BOE decreased 14.9% to Rmb 50.6 per BOE in 2016 from 59.4 per BOE in 2015. Operating expenses per BOE offshore China decreased 10.9% to Rmb 44.1 per BOE in 2016 from Rmb 49.5 per BOE in 2015. Overseas operating expenses per BOE decreased 20.1% to Rmb 64.1 per BOE in 2016 from Rmb 80.2 per BOE in 2015.

Taxes other than income tax

Our taxes other than income tax decreased 35.6% to Rmb 6,941 million in 2016 from Rmb 10,770 million in 2015. The decrease was mainly due to the decrease in oil and gas revenue. In addition, the transfer from 5% production tax to regular VAT in independent oil and gas fields in China brought further decrease.

Exploration expenses

Our exploration expenses decreased 25.7% to Rmb 7,359 million in 2016 from Rmb 9,900 million in 2015, due to the dry hole expense decreased significantly compared to 2015 under strengthening intensify of exploration appraisal during the year and reducing the proportion of high risk and high cost wells. Meanwhile, the seismic expense decreased as compared to 2015 under the circumstance of increasing workload of 3D seismic data collection, resulting from continued strengthening of geological research and improvement in the operation standards.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization decreased 6.2% to Rmb 68,907 million in 2016 from Rmb 73,439 million in 2015, resulting from the decrease of production volume. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 0.2% to Rmb 146.8 per BOE in 2016 from Rmb 146.4 per BOE in 2015.

The dismantlement-related depreciation, depletion and amortization costs decreased 55.7 % to Rmb 1,569 million in 2016 from Rmb 3,545 million in 2015. Our average dismantling costs per BOE decreased 54.0% to Rmb 3.42 per BOE in 2016 from Rmb 7.43 per BOE in 2015, primarily due to the fact that the expected dismantlement costs in independent oil and gas fields no longer included the relevant taxes after the replacement of business tax with VAT in China.

Impairment, provision and write off

Our impairment and provision increased 343.2% to Rmb 12,171 million in 2016 from Rmb 2,746 million in 2015. In 2016, certain oil and gas properties located in North America, Europe and Africa were impaired, which was reflected by the revision of the estimation for the oil price forecast and the adjustment in operating plan for oil sand assets in Canada. Meanwhile, the Company wrote off certain oil and gas assets in North America due to the expired lease contracts. Approximately Rmb 823 million was included in the exploration expenses, and Rmb 605 million was included in the depreciation, depletion and amortization charge, respectively. Please refer to Note 14 to the Consolidated Financial Statement of this annual report. In addition, the Company had an approximately Rmb 1,403 million bad debt provision, which was classified as impairment and provision due to risk associated with the collection of Nigeria trade receivable. Please refer to Note 7 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses increased 13.8 % to Rmb 6,493 million in 2016 from Rmb 5,705 million in 2015 due to the increasing of transportation costs in North America resulting from technology improvement of some production facilities. Our selling and administrative expenses per BOE increased 18.4% to Rmb 14.15 per BOE in 2016 from 11.95 per BOE in 2015.

Exchange losses, net

Our net exchange losses increased 452.4% to Rmb 790 million in 2016 from Rmb 143 million in 2015, primarily as a result of the increase in exchange losses as a result of Rmb, GBP and CAD fluctuation against the U.S. dollars.

Investment income

Our investment income increased 15.7% to Rmb 2,774 million in 2016 from Rmb 2,398 million in 2015, primarily attributable to the increase in return on corporate wealth management products and money market funds held by the Company.

Share of (losses)/profits of associates and a joint venture

Our share of losses of associates and a joint venture changed 104.0% to Rmb 76 million in 2016, while in 2015 we shared profits of Rmb 1,903 million, primarily attributable to losses from sales of shares of Northern Cross (Yukon) Limited located in Canada and decreases in profitability of some associates and a joint venture due to continuous decline in oil price.

Income tax credit

Our income tax credit increased 89.7% to Rmb 5,912 million in 2016 from Rmb 3,116 million in 2015, mainly because of an increase in deferred tax credit recognized on temporary differences and tax losses in overseas and a decrease in income tax expense due to decreased profit in China. In addition the UK government reduced the combined income tax rate on North Sea oil and gas activities from 50% to 40% and resulted in a one-time reversal of net deferred tax liability.

B.	Liquidity and Capital Resources

Our primary source of cash during 2017 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2015	2016	2017
	(Rmb in millions)
Cash generated from (used for):
Operating activities	80,095	72,863	94,734
Investing activities	(76,495)	(27,953)	(64,411)
Financing activities	(6,893)	(43,240)	(31,271)
Net increase/(decrease) in cash and cash equivalents	(3,293)	1,670	(948)

Cash Generated from Operating Activities

The cash inflow from operating activities increased 30.0% to Rmb 94,734 million (US$14,560.3 million) in 2017 from Rmb 72,863 million in 2016, primarily attributable to the increase in oil and gas sales cash inflows caused by the increase in international oil price partially offset by the increase in the income tax expense for the current period.

Cash Used in Investing Activities

In 2017, our capital expenditure payment (excluding acquisition) decreased 7.0% to Rmb 47,734 million (US$7,336.6 milion) from 2016. Our development expenditures in 2017 were primarily related to the capital expenditure of OML130 project, deep-water Gulf of Mexico and shale oil and gas in U.S., as well as the expenses incurred for improving recovery factors of the oil and gas fields in production. The Company had no significant expenditure incurred for acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of other financial assets of Rmb 122,267 million (US$18,792.1 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of other financial assets in the amount of Rmb 101,396 million (US$15,584.3 million), and the decrease in our time deposits with maturity over three months in the amount of Rmb 1,450 million (US$222.9million).

Cash Used in Financing Activities

In 2017, the increase in net cash outflow from financing activities was mainly due to the repayment of bank loans of Rmb 13,052 million (US$2,006.1 million), repayment of financial notes of Rmb 8,869 million (US$1,363.1 million) and the cash outflow of the distribution of dividends of Rmb 16,448 million (US$2,528.0 million), partially offset by the proceeds of bank loans of Rmb 12,252 million (US$1,883.1 million).

At the end of 2017, our total interest-bearing outstanding debt was Rmb 132,250 million (US$20,326.5 million), compared to Rmb 150,476 million at the end of 2016. The decrease in debt in 2017 was primarily attributable to the repayment of financial notes and impact of changes in the exchange rate of the U.S. dollar and Rmb. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 25.8%, lower than that of 28.2% in 2016. The main reason was the decreased scale of interest-bearing debts.

We have debt service obligations consisting of principal and interest payments on our outstanding indebtedness. The following table summarizes the maturities of our long-term debt (including the current portion) outstanding as of December 31, 2017.

	Debt maturities (principal only)
	Original currency	Total Rmb equivalents	Total US$ equivalents
Due by December 31,	US$
	(in millions, except percentages)
2018	785.8	5,112.5	785.8
2019-2020	1,872.8	12,185.2	1,872.8
2021-2022	3,038.9	19,772.2	3,038.9
2023 and beyond	12,438.9	80,931.3	12,438.9
Total	18,136.4	118,001.2	18,136.4
Percentage of total debt	93.5%	93.5%	93.5%

As of December 31, 2017, we had total foreign currency debt of US$19,403million, all of which is in U.S. dollars. As of March 31, 2018, we had total foreign currency debt of US$19,579 million, all of which is in U.S. dollars.

As of December 31, 2017, we had unutilized banking facilities amounting to approximately Rmb 53,749 million (US$8,261 million) as compared to Rmb 60,697 million as of December 31, 2016.

In 2015, 2016 and 2017, we paid dividends totaling Rmb 20,419 million, Rmb 14,245 million and Rmb 16,448 million (US$2,528 million) (before PRC withholding tax deducted), respectively. The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2018. However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Operations—Our future prospects largely depend on our capital expenditures, which are subject to various risks.”

Capital Expenditures

For 2018, we have budgeted Rmb 70-80 billion for capital expenditures for exploration and development. The following table sets forth the Company’s actual or budgeted capital expenditures on an accrual basis for the periods indicated.

	Year ended December 31,
	2015 (1)	2016(1)	2017(1)	2018(1) (2)	2017(1)
	(Rmb million)				(US$ million)
China
Development	25,187	15,048	16,762	32,815	2,576
Exploration	9,515	6,205	7,978	9,979	1,226
Subtotal	34,702	21,253	24,740	42,794	3,802
Overseas
Development	25,957	24,516	21,891	32,095	3,365
Exploration	5,201	2,964	3,085	3,921	474
Subtotal	31,158	27,480	24,976	36,051	3,839
Total	65,860	48,733	49,716	78,845	7,641

(1)	Capitalized interests were not included, and it was Rmb 1,385 million, Rmb 1,430 million and Rmb2,495 million in 2015, 2016 and 2017, respectively.

(2)	Figures for 2018 represent our budgeted capital expenditures.

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

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 1.4%, 3.0% and 1.6% in 2015, 2016 and 2017, respectively. Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Impact of Recently Issued Accounting Standards

IFRS and HKFRS

We have adopted the IFRS as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2017 have been prepared in due compliance with both IFRS and HKFRS. The accounting policies adopted are consisted with those of the year ended December 31, 2016, except for the first time adoption of the amendments to IFRS/HKFRS effective for the Company's financial year beginning on January 1, 2017 (the “Amendments”). The adoption of those Amendments upon their effective dates has had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of the Company.

Besides, a number of new and revised IFRSs and HKFRSs have been issued and would become effective for annual periods beginning on or after January 1, 2018. For details, please refer to notes 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4—Information on the Company—Business Overview—Research and Development”, “Item 4—Information on the Company—Business Overview—Patents and Trademarks”.

D.	Trend Information

Looking forward to 2018, the global economy will continue its slow recovery. Despite a recovery in international oil prices, the external operating environment is filled with uncertainties. To this end, the Company remains confident of its prospects. We will further strengthen our operating strategies, which mainly includes: steadily increase the Company’s oil and gas reserve and production levels, continue to reinforce quality and efficiency enhancement, strengthen innovation and technology-driven philosophy, maintain prudent financial policy and investment decision making, and pursue a green, healthy and environment friendly development model.

In 2018, the Company’s capital expenditure is anticipated to reach RMB 70-80 billion. To maintain its competitive financial position, the Company will continue to stress efficiency, enhance investment return, strengthen cost controls and focus on cash flow management. Our production target for 2018 is 470-480 million BOE, with five new projects to commence production. Meanwhile, the Company will maintain its high standards of health, safety and environmental protection.

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

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators

Other than as disclosed in the paragraphs above under Item 5.D, we are not aware of any trends that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions. You are urged to read the forward-looking statements contained elsewhere in this annual report, the cautionary statement on page 9 and the Risk factors on pages 14, which describe the risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. The Company provides no commitment to update the forward-looking statements or to publish financial projections for forward-looking statements in the future.

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth information regarding our contractual obligations as of December 31, 2017.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million
Long-term debt obligations(1)	118,001	5,113	12,185	19,772	80,931
Operating lease obligations	12,895	2,902	3,217	1,596	5,180
Provision for dismantlement(2)	54,073	1,180	-	-	52,893
Total	184,969	9,195	15,402	21,368	139,004

(1)	The amount of long-term debt obligations represents the principal of the long-term debt obligations.

(2)	Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2015, 2016 and 2017, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2015	2016	2017
	Rmb million	Rmb million	Rmb million
Contracted, but not provided for	51,296	46,515	46,704

G.	Safe Harbor

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

In accordance with Hong Kong law and our articles of association, our affairs are managed by our Board, which has nine members, including two executive directors, three non-executive directors and four independent non-executive directors as of March 31, 2018. Hua Yang was re-designated from an Executive Director to a Non-executive Director and resigned as the Chief Executive Officer with effect from April 18, 2017. Guangyu Yuan was appointed as the Chief Executive Officer and resigned as the President with effect from April 18, 2017. Keqiang Xu was appointed as an Executive Director and the President of the Company with effect from April 18, 2017.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position
Guangyu Yuan	1959	Executive Director and Chief Executive Officer (appointed as Chief Executive Officer and resigned as President effective April 18, 2017)

Keqiang Xu	1971	Executive Director and President (effective April 18, 2017)

Hua Yang	1961	Chairman of the Board and Non-executive Director (re-designated as Non-executive Director and resigned as Chief Executive Officer effective April 18, 2017)

Jian Liu	1958	Vice Chairman and Non-executive Director

Guangqi Wu	1957	Non-executive Director

Sung Hong Chiu	1947	Independent Non-executive Director

Lawrence J. Lau	1944	Independent Non-executive Director

Aloysius Hau Yin Tse	1948	Independent Non-executive Director

Kevin G. Lynch	1951	Independent Non-executive Director

Wei Chen	1958	Executive Vice President, General Counsel and Compliance Officer (retired as Executive Vice President, the General Counsel and Compliance Officer of the Company effective March 2018)

Yuhong Xie	1961	Executive Vice President and General Manager of Exploration Department (effective May 2016)

Yong Li	1963	Executive Vice President and General Manager of CNOOC China Limited Tianjin Branch (effective June 2016)

Xinjia Cao	1966	Executive Vice President and General Manager of CNOOC China Limited Tianjin Branch (appointed as Executive Vice President effective August 2017 and served as General Manager of CNOOC China Limited Tianjin Branch effective March 2017)

Weizhi Xie	1964	Chief Financial Officer (effective August 2017)

Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited Zhanjiang Branch

Name	Year of Birth	Position
Hua Zhong	1960	Chief Financial Officer (ceased to be Chief Financial Officer effective August 2017)

Yunhua Deng	1963	Deputy Chief Exploration Engineer and Deputy Director of Beijing Research Center of CNOOC China Limited

Lisong Song	1957	Chief Safety Official and General Manager of the Quality, Health, Safety and Environmental Protection Department (retired as Chief Safety Official effective April 2017)

Zaisheng Liu	1962

Vice President (effective February 2017);

Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited (from April 2016 to November 2016)

Zongjie Qiu	1958	Vice President and General Manager of Development and Production Department (retired as Vice President and General Manager of Development and Production Department effective March 2018)

Jiewen Li	1965	Joint Company Secretary and General Manager (Director) of Investor Relations Department (Office for the Board of Directors)

May Sik Yu Tsue	1973	Joint Company Secretary

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

Executive Directors

Guangyu Yuan Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). From November 2006 to May 2016, Mr. Yuan served as the Assistant President of CNOOC. Since July 2016, Mr. Yuan was appointed as the Vice President of CNOOC. In January 2009, Mr. Yuan was appointed as the

Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch, a subsidiary of the Company. Mr. Yuan also serves as the Director and General Manager of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. From June 15, 2016 to May 5, 2017, he was appointed as the Chairman of CNOOC International Limited. From June 15, 2016 to April 18, 2017, Mr. Yuan served as President of the Company and Mr. Yuan was appointed as an Executive Director of the Company with effect from June 15, 2016. Mr. Yuan was appointed as the Chief Executive Officer of the Company with effect from April 18, 2017.

Keqiang Xu Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. In April 2017, Mr. Xu was appointed as the Chairman of Nexen Energy ULC, a subsidiary of the Company. He was appointed as the Chairman of CNOOC International Limited and as a Director of CNOOC China Limited, both subsidiaries of the Company, with effect from May 2017. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from April 18, 2017.

Non-executive Directors

Hua Yang Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. From June 15, 2016 to April 18, 2017, he was appointed as the Chairman and a Director of Nexen Energy ULC, a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from August 31, 2005 and was the Vice Chairman of the Board of the Company from September 16, 2010 to May 19, 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from November 23, 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination

Committee of the Company with effect from May 19, 2015. From June 15, 2016 to April 18, 2017, Mr. Yang was re-designated from a Non-executive Director to an Executive Director and served as the Chief Executive Officer of the Company. Mr. Yang was re-designated from an Executive Director to a Non-Executive with effect from April 18, 2017.

Jian Liu Born in 1958, Mr. Liu is a professor-level senior engineer. He graduated from Huazhong University of Science and Technology with a Bachelor degree and he received his MBA degree from Tianjin University. Mr. Liu first joined CNOOC in 1982 and has over 35 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, a subsidiary of CNOOC, Deputy General Manager of the Tianjin Branch and the General Manager of the Zhanjiang Branch of CNOOC China Limited, a subsidiary of the Company. From 2003 to 2009, Mr. Liu served as Senior Vice President and General Manager of the Development and Production Department and Executive Vice President of the Company, primarily responsible for the offshore oil and gas fields development and production of the Company. Mr. Liu served as an Assistant President of CNOOC from November 2006 to April 2010 and as a Vice President of CNOOC from April 2010 to August 2015. In August 2015, Mr. Liu was appointed as the President of CNOOC. Mr. Liu also served as the director of CNOOC China Limited, CNOOC International Limited and CNOOC Southeast Asia Limited, all being subsidiaries of the Company. Besides, Mr. Liu served as the Chief Executive Officer, Vice Chairman and Chairman of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange) from March 2009 to December 2016 and Chairman of Offshore Oil Engineering Co. Ltd. (a company listed on the Shanghai Stock Exchange) from December 2010 to November 2016. He was appointed as Chairman and Director of CNOOC China Limited, a subsidiary of the Company, with effect from February 28, 2017. Mr. Liu was appointed as the Vice Chairman and a Non-executive Director of the Company with effect from December 20, 2016.

Guangqi Wu Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Chairman of CNOOC Marine Environment and Ecology Protection Foundation, and served as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company from June 1, 2005 to June 15, 2016 and since June 1, 2005 he also serves as a Director of CNOOC International Limited and served as a Director of CNOOC China Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from June 1, 2005. Mr. Wu has been re-designated from an Executive Director to a Non-executive Director of the Company with effect from June 15, 2016.

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

Lawrence J. Lau Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as the Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. From March 2008 to February 2018, Professor Lau served as a member of the 11th and 12th National Committee of the Chinese People’s Political Consultative Conference (and a Vice-Chairman of its Economics Subcommittee). Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited twelve books and published 190 articles and notes in professional journals. Professor Lau serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee, and member of its Currency Board Sub-committee and Investment Sub-Committee, and a member of the Hong Kong Trade Development Council (HKTDC) Belt and Road Committee. In addition, he also serves as the Chairman of the Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute, a member and Chairman of the Prize Recommendation Committee of the LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Lau Chor Tak Institute of Global Economics and Finance, The Chinese University of Hong Kong, an Independent Non-executive Director of AIA Group Limited and Hysan Development Company Limited, both listed on the Hong Kong Stock Exchange, and an Independent Non-executive Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from August 31, 2005.

Aloysius Hau Yin Tse Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited. From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board, Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from October 16, 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from June 8, 2005.

Kevin G. Lynch Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds 11 honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Senior Fellow of Massey College, former Chair of the Board of Governors of the University of Waterloo, former Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Killam Trusts, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and a director and chairman of the Board of Directors of SNC Lavalin Group Inc. listed on the Toronto Stock Exchange. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on November 27, 2013, and such appointment took effect from March 1, 2014.

Other Members of Senior Management

Wei Chen Born in 1958, Mr. Chen is an Executive Vice President, the General Counsel and Compliance Officer of the Company. He is a professor-level senior engineer. He received his B.S. degree from East China Petroleum Institute (now China University of Petroleum) and MBA degree from Tsinghua University. He has over 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department of CNOOC Exploration and Development Research Center, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and General Manager of Science and Technology Development Department of CNOOC, and a Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute). In February 2012, Mr. Chen was appointed as the Worker’s Director of CNOOC. In March 2013, Mr. Chen was appointed as the Assistant President of CNOOC and the Executive Vice President of the Company. In May 2016, Mr. Chen was appointed as the General Counsel of CNOOC, the General Counsel and Compliance Officer of the Company. In March 2018, Mr. Chen retired as Executive Vice President, the General Counsel and Compliance Ofﬁcer of the Company.

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

Yong Li Born in 1963, Mr. Li is an Executive Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. He is a senior engineer. He received his B.S. degree from Southwest Petroleum University, master of Petroleum Economics from Scuola E Mattei of Italy and MBA from Peking University. He has over 30 years of experience in the oil and gas industry. Mr. Li joined CNOOC in 1984 and previously served as Comprehensive Technology Manager and Drilling Manager of Exploration Department of CNOOC, Director of Drilling Office of Exploration and Development Department of the Company. In April 2003, he was appointed as Deputy General Manager of Tianjin Branch of CNOOC (China) Limited. In October 2005, he was appointed as Executive Vice President and Chief Operating Officer of COSL. In April 2009, he was appointed as Executive Director and President of COSL. In September 2010, he served as Executive Director, Chief Executive Officer and President of COSL. From June 2016 to August 2017, he served as Assistant President of CNOOC, Executive Vice President of the Company, Director of CNOOC Bohai Petroleum Administration Bureau and General Manager of CNOOC China Limited Tianjin Branch.

Xinjian Cao Born in 1966, Mr. Cao is an Executive Vice President and the General Manager of CNOOC China Limited Tianjin Branch as well as a professor-level senior economist. Mr. Cao obtained a master degree of Business Administration from the University of Wales in 2003. From 1989 to 1999, Mr. Cao served as a geological delegate of the Contract Area of CNOOC Donghai Company & Caltex and the deputy manager of Exploration Department of CNOOC Donghai Company. From 1999 to 2004, he served as Exploration Manager of Exploration Department, Assistant Manager, Acting Manager and Manager of Human Resources Department of CNOOC China Limited Shanghai Branch. From 2004 to 2006, he served as Deputy Director of the CNOOC Talent Work Leading Group’s Ofﬁce. From 2006 to 2013 he served as Deputy General Manager of CNOOC China Limited Shanghai Branch. From 2009 to 2013, he also served as Deputy Director of Donghai Petroleum Administration Bureau of CNOOC. From 2013 to 2017, he served as Deputy General Manager and General Manager of Human Resources Department of CNOOC and the Company. From March 2017, he has served as the Director of Bohai Petroleum Administration Bureau of CNOOC and General Manager of CNOOC China Limited Tianjin Branch. From August 2017, he was appointed as an Executive Vice President of the Company. In September 2017, he was appointed as Assistant President of CNOOC.

Weizhi Xie Born in 1964, Mr. Xie is the Chief Financial Officer of the Company. Mr. Xie is a Senior Accountant. He graduated from Guanghua School of management of Peking University with a master’s degree in Business Administration. Mr. Xie joined CNOOC in 1986. Mr. Xie served as Deputy Manager of Finance Department of CNOOC Nanhai West Corporation, Deputy Manager and Manager of Controllers’ Department and General Manager of Finance Department of CNOOC. From January 2002 to February 2011, Mr. Xie served as General Manager of CNOOC Finance Corporation Ltd. From February 2011 to May 2016, Mr. Xie served as Assistant President of CHINALCO, Executive Director of CHINALCO Finance Company Limited, President of CHINALCO Offshore Holding Company, Vice President& CFO of CHALCO, President of CHALCO (Hong Kong), Chairman of CHINALCO Finance Company Limited, Controller General & Director of Audit Department CHINALCO. From May 2016, Mr. Xie was appointed as General Manager of Finance Department of CNOOC. From August 2017, Mr. Xie was appointed as the Chief Financial Officer of the Company.

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

Hua Zhong Born in 1960, Mr. Zhong is Chief Financial Officer of the Company. Mr. Zhong is a professor-level senior economist and senior engineer and graduated from Southwest Petroleum Institute (now Southwest Petroleum University) with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer of China Offshore Oil Nanhai West Corporation (“COONWC”), Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company of Oil Production Company of COONWC, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 2-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Development Department and Manager of Administration Department of COONWC. From September 1999 to October 2005, Mr. Zhong was General Manager of Administration Department and General Manager and Director of Development and Planning Department of the Company. From August 2005 to September 2010, Mr. Zhong served as Vice President,

Executive Vice President and Chief Financial Officer of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. On September 16, 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. From March 2012 to November 2015, Mr. Zhong served as Joint Company Secretary of the Company. In August 2017, Mr. Zhong ceased to serve as Chief Financial Ofﬁcer of the Company.

Yunhua Deng Born in 1963, Mr. Deng is an academician of the Chinese Academy of Engineering and the Deputy Chief Exploration Engineer of the Company. Mr. Deng graduated from the Scientific Research Institute of Petroleum Exploration and Development with a major in Petroleum Geology and Exploration and received a master’s degree in Engineering in 1988. He was assistant geologist and then geologist in the Exploration Department of CNOOC Bohai Corporation Institute from 1988 to 1989; and served as the Team Leader of the Comprehensive Petroleum Geological Research Team, Project Manager, Deputy Principal of Geologist, Deputy Principal Geologist and Director of the Exploration Department and Deputy Chief Geologist in the CNOOC Bohai Corporation Institute from 1989 to 1999. Mr. Deng became Deputy Chief Geology Engineer and Deputy General Manager of CNOOC China Limited Tianjian Branch from 1999 to 2005. He was Deputy Director of CNOOC Research Center from 2005 to 2006. He served as the Deputy Chief Exploration Engineer of the Company and the Deputy Director of CNOOC Research Center from 2006 to 2007. Mr. Deng served as Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of CNOOC Research Center from 2007 to 2009; and Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy General Director of CNOOC Research Institute from 2009 to 2015. In November 2015, he was appointed as the Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of Beijing Research Center of CNOOC China Limited.

Lisong Song Born in 1957, he is a professor-level senior engineer. He graduated in 1982 with a bachelor’s degree from the Department of Petroleum Development of East China Petroleum Institute (now China University of Petroleum), majoring in Drilling Engineering. In 1999, he graduated with a master’s degree in management from Department of Economic Management of School of Management, TianJin University. From 1982 to 1994, he served as Supervisor and Platform Manager for Bohai Oil Corporation, and a staff member of the offshore division of the Technology Safety Department and the head of the offshore safety division of the Technical Safety and Environmental Protection Department respectively. From 1994 to 1999, Mr. Song served as Director of the Safety Production Division and head of the Safety Office of the HSE Department of CNOOC. From 1999 to 2001, he served as Deputy Manager of the HSE Department of the Company. From 2001 to 2003, he served as Director of operational safety of the HSE Department of CNOOC. From 2003 to 2013, he served as the General Manager of the HSE Department of CNOOC and the Company. From March 2013 to September 2016, he served as the Deputy Chief Safety Official of CNOOC, the Chief Safety Official and General Manager of the QHSE Department of the Company. From September 2016 to now, he has been serving as the Deputy Chief Safety Official of CNOOC and the Chief Safety Official of the Company. In April 2017, Mr. Song retired as the Chief Safety Ofﬁcial of the Company.

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

Zongjie Qiu Born in 1958, Mr. Qiu is a Vice President and General Manager of Development and Production Department of the Company. He graduated from China University of Petroleum with a master’s degree. From 1982 to 1993, he served as Cadre and Deputy Manager of Oil Testing Company of CNOOC Nanhai West Corporation Oil Production Company. From 1993 to 1999, he served as Manager of Weizhou 11-4 oilfield, head of the operation division, Principal Engineer, Deputy Manager, Manager (and Manager of Oilfield Development Department) of CNOOC Nanhai West Corporation Oil Production Company respectively. From 1999 to 2001, he served as Manager of Petroleum Production Department of CNOOC Nanhai West Corporation. From 2001 to 2005, he served as Deputy General Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2007, he served as Deputy General Manager of CNOOC China Limited Shenzhen Branch. From 2007 to 2016, he served as General Manager of Development and Production Department of the Company. In February 2017, Mr. Qiu was appointed as Vice President and General Manager of Development and Production Department of the Company. In May 2017, he was appointed as Vice President, Chief Safety Ofﬁcial, and General Manager of Development and Production Department of the Company. In March 2018, Mr. Qiu retired as Vice President, Chief Safety Ofﬁcial and General Manager of Development and Production Department of the Company.

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

May Sik Yu Tsue Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006, and MBA from The University of Hong Kong from 2014 to 2016. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year, and became a member of ACCA since 2016. She is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. Furthermore, she was granted a Practitioner’s Endorsement (PE) 2017/2018 under The Hong Kong Institute of Chartered Secretaries and accredited a General Mediator under Hong Kong Mediation Accreditation Association Limited (HKMAAL) since August 2017. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from November 25, 2008.

B.	Compensation

The aggregate amount of fees, salaries, bonus, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2017 was Rmb 4,552.000 (US$699,630), while the amount paid to our other senior management for the same period was Rmb 8,851,515 (US$1,360,453). In addition, under our pension plan for 2017, we set aside an aggregate amount of Rmb 1,159,398 (US$178,196) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management. Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 174,166 (US$57,508) to the pension plan for 2017. Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 9 to our consolidated financial statements included elsewhere in this annual report. Note 10 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees during 2017. For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—Share Ownership.” For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

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

As of March 31, 2018, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2017	Number of shares involved in the options outstanding as of March 1, 2018	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Director:

Guangyu Yuan(2)	1,857,000	1,857,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,899,000	1,899,000	May 20, 2010	May 20, 2020	12.22	12.696
Non-executive Directors:

Hua Yang(2)	1,857,000	-	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	2,835,000	2,835,000	May 27, 2009	May 27, 2019	9.33	9.93
	2,000,000	2,000,000	May 20, 2010	May 20, 2020	12.22	12.696

Guangqi Wu	1,857,000	-	May 25, 2007	May 25, 2017	7.43	7.29
	1,857,000	1,857,000	May 29, 2008	May 29, 2018	14.20	14.828
	1,857,000	1,857,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,857,000	1,857,000	May 20, 2010	May 20, 2020	12.22	12.696
Other Employees In Aggregate:

	31,390,000	-	May 25, 2007	May 25, 2017	7.43	7.29
	38,226,000	28,251,000	May 29, 2008	May 29, 2018	14.20	14.828
	44,823,000	34,236,000	May 27, 2009	May 27, 2019	9.33	9.93
	53,357,000	41,355,000	May 20, 2010	May 20, 2020	12.22	12.696
Total	187,529,000	119,861,000

(1)	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

(2)	With effect from April 18, 2017, Mr. Hua Yang was re-designated from an Executive Director to a Non-executive Director of the Company and resigned as the Chief Executive Officer of the Company. Mr. Guangyu Yuan was appointed as the Chief Executive Officer of the Company and resigned as the President of the Company.

For the year ended December 31, 2017, no share options granted under our share option schemes were exercised. For the period from January 1, 2017 to March 31, 2018, no share options were exercised.

As of December 31, 2017, we had 129,919,000 share options outstanding under our share option schemes, which represented approximately 0.29% of our shares in issue as of that date.

For further details about our share option schemes, see notes 9 and 27 to our consolidated financial statements included elsewhere in this annual report.

As of April 19, 2018, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 31, 2018.

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

As of March 1, 2018, 10,429,785 ADSs, representing approximately 2.3% of our then outstanding shares, were held of record in the form of ADSs. At such date, the number of registered ADS holders in the United States was 59.

B.	Related Party Transactions

Overview

We regularly enter into transactions with related parties, including CNOOC and its associates. Since CNOOC indirectly owns an aggregate of approximately 64.44% of our outstanding shares, some of these transactions constitute connected transactions under the Hong Kong Stock Exchange Listing Rules, and are regulated by the Hong Kong Stock Exchange.

Apart from transactions with CNOOC and its associates, we have transactions with other state-owned enterprises, including, but not limited to, the following:

•	Sales and purchase of goods and services;

•	Purchases of assets, goods and services;

•	Leases of assets; and

•	Bank deposits.

These transactions are conducted in the normal course of business on terms comparable to those with other non-state-owned enterprises.

Categories of Continuing Connected Transactions

As we are controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates are deemed to be related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Hong Kong Stock Exchange Listing Rules in respect of items listed below also constitute related party transactions. We entered into a comprehensive framework agreement with CNOOC on November 15, 2016 for the provision (1) by us to CNOOC and/or its associates and (2) by CNOOC and/or its associates to us, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2017. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on November 6, 2013, with more details about the pricing principles. The continuing connected transactions under such comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2017 were approved by our independent shareholders on December 1, 2016. The approved continuing connected transactions are as follows:

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

(b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The basic pricing principle for the continuing connected transactions between the Company and CNOOC is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, length of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed price; or

(b)	where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices.

The continuing connected transactions referred to in paragraph 1(a)-1(b) above provided by CNOOC to the Company and 3(a)-3(b) above provided by the Company to CNOOC, on the basis of the above pricing principle, are based on market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph 1(c)-1(d) above provided by CNOOC to the Company, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph 1(e) on the basis of the above pricing principle, are unanimously determined with CNOOC which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph 2 above provided by the Company to CNOOC on the basis of the above pricing principle, are determined through arm’s length negotiation between both parties with reference market price.

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

We obtained independent shareholders’ approval at the extraordinary general meetings held on December 1, 2016 for the non-exempt continuing connected transactions and relevant annual caps for the period from January 1, 2017 to December 31, 2019, respectively. The annual caps for our continuing connected transactions with CNOOC and/or its associates are specified as follows:

Categories of Continuing Connected Transactions	Relevant Annual Caps
Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us
(a) Provision of exploration and support services	For the three years ending December 31, 2019, Rmb 9,969 million, Rmb 10,579 million and Rmb 11,590 million respectively
(b) Provision of oil and gas development and support services	For the three years ending December 31, 2019 Rmb 31,670 million, Rmb 38,289 million and Rmb 43,745 million, respectively
(c) Provision of oil and gas production and support services	For the three years ending December 31, 2019, Rmb12,625 million, Rmb 14,678 million and Rmb 16,877 million, respectively
(d) Provision of marketing, management and ancillary services	For the three years ending December 31, 2019, Rmb 1,620 million, Rmb 1,786 million and Rmb 1,970 million, respectively

(e) FPSO vessel leases	For the three years ending December 31, 2019, Rmb 2,880 million, Rmb 3,120 million and Rmb 3,360 million, respectively
Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates
Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the three years ending December 31, 2019, Rmb 100 million, Rmb 100 million and Rmb 100 million, respectively
Sales of petroleum and natural gas products by us to CNOOC and/or its associates
(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the three years ending December 31, 2019, Rmb263,893 million, Rmb 314,371 million and Rmb 437,773 million, respectively
(b) Long-term sales of natural gas and liquefied natural gas	For the three years ending December 31, 2019, Rmb 25,654 million, Rmb 33,386 million and Rmb 43,649 million, respectively

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2017 and the balances arising from connected transactions at the end of 2017 is included in note 28 to our consolidated financial statements included elsewhere in this annual report.

The non-exempt continuing connected transactions for the year ended December 31, 2017 to which any member of us was a party were entered into by us:

(i)	in the ordinary and usual course of our business;

(ii)	on normal commercial terms or better; and

(iii)	in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of the shareholders of our company as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2017 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

Transactions with CNOOC Finance Corporation Limited

On December 1, 2016, we entered into a financial services framework agreement (“Financial Services Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”), our 31.8% owned affiliate and a subsidiary of CNOOC, pursuant to which CNOOC Finance provides a range of financial services as may be required and requested by the Company, for a term of three years from January 1, 2017 to December 31, 2019. Apart from the duration of the Financial Services Framework Agreement, more details about the pricing policy for the depositary services and update of the address and relevant dates, the Financial Services Framework Agreement is substantially on the same terms as the terms contained in the financial services framework agreement (as renewed on August 20, 2010 and November 27, 2013) entered into by the Company on October 14, 2008. The continuing connected transactions in respect of the depositary services under the Financial Services Framework Agreement are exempted from independent shareholders’ approval requirement, but subject to the annual reporting, annual review and announcement requirements.

The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Company with CNOOC Finance should not exceed Rmb19.5 billion for the period from January 1, 2017 to December 31, 2019.

We confirmed that the maximum daily outstanding balance of deposits (including accrued interests but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by us with CNOOC Finance did not exceed Rmb 19.5 billion from January 1, 2017 to December 31, 2017.

Borrowings from CNOOC

In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$ 135 million of 0.95% per annum. As at March 31, 2018, the withdrawal amount of the loan was US$ 130 million; In December 2014, CNOOC provided us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$ 600 million of 0.95% per annum. As at March 31, 2018, the withdrawal amount of the loan was US$ 564 million. All the loans above are unsecured.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See pages beginning on page F-1 following Item 19.

Legal Proceedings

As at December 31, 2017, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

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

In 2015, we declared and paid dividends totaling Rmb 20,419 million. In 2016, we declared and paid dividends totaling Rmb 14,244 million. In 2017, we declared and paid dividends totaling Rmb16,449 million (US$2,528 million). The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited. CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends. As a wholly foreign owned enterprise in China, CNOOC China Limited has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. The general reserve fund, which is determined at the discretion of the board of directors of CNOOC China Limited, can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital. Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under IFRS. In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of our production. None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2015, 2016 and 2017, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2015		For the year ended December 31, 2016		For the year ended December 31, 2017
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	—	—	—	—	202.6%	50,000.0
Staff and workers’ bonus and welfare fund	—	—	—	—	—	—
Safety fund	3.6%	733.7	110.7%	705.1	2.7%	670.4

Contingencies

(a)	Two oil spill accidents ( the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on June 4 and June 17, 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contracts (the “PSC”) among CNOOC China Limited, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a US based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On August 10, 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China （the “Qingdao Maritime Court”）for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Lawsuit”). The Lawsuit is lodged against COPC and CNOOC China Limited. On February 2, 2018, CNOOC China Limited received a ruling dated 28 December 2017 issued by Qingdao Maritime Court (the “Ruling”). Pursuant to the Marine Environment Protection Law of the People’s Republic of China amended in 2016, Qingdao Maritime Court ruled that the Plaintiff was not an appropriate entity to file the Lawsuit, and rejected it. As none of the parties to the Lawsuit appealed within the time limit, the Ruling came into effect. Therefore, CNOOC China Limited bears no liability for the Lawsuit.

The Company is of the view that there was no material impact of the Penglai 19-3 Oilfield Oil Spill Accidents on the Company.

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from January 1, 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Company is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Company’s tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Company is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

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

Period	Hong Kong Stock Exchange		New York Stock Exchange		Toronto Stock Exchange
	High	Low	High	Low	High	Low
	(HK$ per share)		(US$ per ADS)		(Cdn$ per ADS)
2013	17.34	11.54	226.60	159.19	217.78	196.50
2014	15.68	9.80	201.50	126.70	219.15	151.57
2015	13.42	7.44	174.88	98.91	210.01	135.00
2016	10.7	6.42	138.11	85.34	168.95	137.00
2017	11.3	8.5	144.51	108.48	182.74	138.61

2016 Financial Quarter
1st Quarter	9.26	6.42	121.86	85.34	157.50	139.00
2nd Quarter	10.18	8.59	129.94	110.58	159.00	150.00
3rd Quarter	9.96	8.85	128.35	115.23	163.00	150.00
4th Quarter	10.70	9.51	138.11	121.64	183.15	164.00
2017 Financial Quarter
1st Quarter	10.04	8.81	129.00	113.25	169.78	160.00
2nd Quarter	9.54	8.5	122.44	108.48	161.43	145
3rd Quarter	10.08	8.52	129.7	109.08	147	138.61
4th Quarter	11.3	9.89	144.51	126.4	182.74	144.6
2018 Financial Quarter
1st Quarter	12.9	10.82	165.85	140.41	199.5	175.97

Last Six Months
October 2017	10.62	9.89	134.3	126.4	172.47	144.6
November 2017	11.14	10.56	143.36	134.48	182.74	172.22
December 2017	11.3	10.48	144.51	133.02	181.33	172
January 2018	12.9	11.22	165.85	143.56	199.5	181.33
February 2018	12.66	10.92	158.06	140.41	199.5	175.97
March 2018	11.74	10.82	152.86	140.54	192.85	183.74

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of ADSs or shares by the U.S. Holders described below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to own such ADSs or shares. This discussion does not address any alternative minimum tax considerations or the potential application of the Medicare contribution tax to “net investment income” of non-corporate U.S. Holders. In addition, this discussion does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold ADSs or shares as capital assets for U.S. federal income tax purposes and does not address all of the U.S. federal income tax consequences that may be relevant to U.S. Holders that are subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ADSs or shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our stock, by vote or value;

•	persons who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

Except as specifically described below, this discussion assumes that we were not, and will not become, a passive foreign investment company, or PFIC, for any taxable year.

Taxation of Distributions

Distributions received by a U.S. Holder on ADSs or shares, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the Depositary’s receipt of the dividend. The amount of the dividend will equal the U.S. dollar value of the Hong Kong dollar distribution, calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Corporate U.S. Holders will not be entitled to claim a dividends-received deductions with respect to dividends paid by us.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017. In general, a non-U.S. company will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be a PFIC for any taxable year.

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

Subject to certain exceptions, U.S. Holders who are individuals or certain specified entities may be required to securities of non-U.S. companies, or non-U.S. accounts through which they are held. U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of our ADSs or shares.

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

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. China adopted a managed floating exchange rate approach based on market supply and demand and with reference to a basket of currencies. From January 1, 2017 to December 31, 2018, Renminbi appreciated approximately 10.32% against U.S. dollar.

Management has assessed the Company’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the U.S. dollars, to which the Company is mainly exposed to as at December 31, 2017 and 2016. Based on management’s assessment at December 31, 2017, a 5% strengthening/weakening of RMB against U.S. dollars would have increased/decreased the profit for the year of the Company by 0.06% (2016: 6.63%) and the equity of the Company by 0.31% (2016: 0.46%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Company has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2016.

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

As of December 31, 2017, the interest rates for 95.5% of our outstanding debts were fixed. The term of the weighted average balance was approximately 9.35 years. A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

As of December 31, 2017, the interest rates for 98.8% of our total outstanding long-term debts were fixed. The following table sets forth additional information about the expected maturity dates of our outstanding long-term debt (including the current portion) as of December 31, 2017.

	2018	2019	2020	2021	2022	2023 and after	Total	Fair value as of December 31, 2017
	(Rmb in millions, except percentages)
Long-term loans, including current portion
Floating rate	210.9	210.9	210.9	107.9	60.9	623.3	1,424.9	1,428.7
Interest rate- Tangguh	Libor + 0.19% ~0.33 5%	Libor + 0.19% ~0.335%	Libor + 0.19% ~0.335%	Libor + 0.19% ~0.335%	Libor + 0.19% ~0.335%	Libor + 0.19% ~0.335%
Interest rate- Tangguh III	Libor + 1.37% ~3.45%	Libor + 1.37% ~ 3.45%	Libor + 1.37% ~3.45%	Libor + 1.37% ~3.45%	Libor + 1.37% ~3.45%	Libor + 1.37% ~3.45%

Long-term guaranteed notes, including current portion
Fixed rate	4,879.7	1,951.9	9,759.5	9,759.5	9,759.5	79,962.4	116,072.4	127,766.8
Average interest rate	4.45%	4.48%	4.57%	4.68%	4.74%	4.99%

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

Item 12. Description of Securities other than equity securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$1.50 per ADR for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the Depositary during each calendar year shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the Depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of an ADR holder in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, the fees, expenses and other charges charged by the Depositary or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the Depositary utilized by the Depositary to direct, manage or execute any public or private sale of securities under the deposit agreement.

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived its fees and expenses, of US$480,759.92 for the year ended December 31, 2017.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2017 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2017 (US$)(3)
Investor relations(1)	134,308.96
Broker reimbursements(2)	114,335.34
NYSE annual listing fees	85,000.00
TSX annual listing fees	89,285.71
ADR related legal fees	57,829.91
Total	480,759.92

(1)	Includes investor relation service fees and investor relations expenses for road show in 2018.

(2)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

(3)	Includes the 30% withholding tax paid to the U.S. government.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2017:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2017 (US$)
Fees waived	150,000

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

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2017, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2017 was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-4.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert. Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

Our Board adopted a Code of Ethics in 2003 to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements. As part of the continued efforts to improve our corporate governance standards, our Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2017.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements were Rmb 46.7 million for 2016 and Rmb 50.9 million (US$7.8 million) for 2017.

Audit-Related Fees

The aggregate fees billed for services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements and assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were Rmb 6.0 million for 2016 and Rmb4.5 million (US$0.7 million) for 2017.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were nil for 2016 and nil for 2017.

All Other Fees

The aggregate fees billed for professional services rendered by our principal accountant for risk management advisory services and information systems reviews were nil for 2016 and Rmb 250,000 (USD$38,424)for 2017.

There are no other fees payable to our principal accountant for products and/or services provided by our principal accountant, other than the services reported above, for the financial year ended December 31, 2016 and for the financial year ended December 31, 2017.

Audit Committee’s pre-approval policies and procedures

Our audit committee under our Board is responsible for the appointment, compensation and oversight of the work of our principal accountant. Our audit committee adopted a policy calling for the audit committee’s pre-approval for the engagement of our principal accountant for audit and permitted non-audit services. Our Board has also ratified the policy and procedures. Under this audit committee policy, proposed services may be pre-approved by our audit committee either on an annual basis or on a case-by-case basis. Appendices to the audit committee policy set forth (1) the audit, audit-related, tax and other services that may be subject to the general annual pre-approval of the audit committee; and (2) a list of prohibited non-audit services. Our audit committee will periodically review and revise these appendices based on its subsequent determinations. The audit committee policy also provides for procedures to establish annual fee levels or budgets for pre-approved services and ratios between different categories of pre-approved services. In addition, the audit committee policy contains provisions that deal with compliance, monitoring, reporting and other related matters .

During 2017, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

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

4.16	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Western South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 9th Floors, Nantiao Road, Potou District Zhangjiang, Guangdong, incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.17	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 7th Floors and 9th Floor, 2-37 He Kou Jie, Tanggu District, Tianjin, incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.18	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 20th, 22nd and 23rd Floors, 583 Ling Ling Road, Shanghai, the PRC, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.19	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Eastern South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 3rd Floor and 6th to 11th Floors, 1 Second Industrial Road, Shekou, Shenzhen, the PRC, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.20	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the Chengbei Warehouse, Chengbei Road, Tanggu District, Tianjin City, the PRC, incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.21	Property Leasing Agreement dated September 9, 1999 between Overseas Oil & Gas Corporation, Ltd. and China Offshore Oil (Singapore) International Pte Ltd in respect of the residential premises at 10-01 and 17-002 Aquamarine Tower, 50 Bayshore Road, 13-05 Jade Tower, 60 Bayshore Road, Singapore, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.22	Suizhong Pier Agreement dated September 9, 1999 between Offshore Oil Company Limited and China Offshore Bohai Corporation, incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.23	Form of Novation Agreement among CNOOC, CNOOC China Limited, the Banks and other financial institution and the Fuji Bank Limited Hong Kong Branch, as agent, in respect of the transfer of the US$110 million syndicated loan, incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.24	Form of the Undertaking Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.25	Form of Pre-Global Offering Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.26	Form of Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.27	CNOOC Limited Share Option Scheme adopted on December 31, 2005, incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.28	Subscription Agreement dated March 17, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.29	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hutchison International Limited, incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.30	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hong Kong Electric Holdings Limited, incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.31	Subscription Agreement dated June 28, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.32	Corporation Placing Agreement dated February 6, 2001 among CNOOC Limited, China National Offshore Oil Corporation, Shell Eastern Petroleum (Pte) Limited and Merrill Lynch Far East Limited, incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.33	Equity Transfer Agreement dated September 5, 2003 between CNOOC China Limited and CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.34	Framework Agreement dated April 8, 2004 with CNOOC Finance Corporation Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.35	Framework Agreement dated December 8, 2005 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.36	Framework Agreement dated December 8, 2005 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.37	Framework Agreement dated December 8, 2005 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.38	Sale and Purchase Agreement, dated January 8, 2006 between CNOOC Exploration & Production Limited and South Atlantic Petroleum Limited (certain statements, marked with an asterisk in brackets [*], have been omitted from this agreement pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and the omitted materials have been filed separately in paper form with the Securities and Exchange Commission), incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.39	Framework Agreement dated November 8, 2007 with China BlueChemical Ltd. (Summary Translation), incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.40	Framework Agreement dated November 8, 2007 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.41	Framework Agreement dated November 8, 2007 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.42	Framework Agreement dated November 8, 2007 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.43	Framework Agreement dated November 1, 2010 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966).
4.44	Arrangement Agreement dated July 23, 2012 among CNOOC Limited, CNOOC Canada Holding Ltd. and Nexen Inc., incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for fiscal year 2012 filed with the Securities and Exchange Commission (File number: 1-14966).
4.45	Framework Agreement dated November 6, 2013 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2014 filed with the Securities and Exchange Commission (File number: 1-14966).

4.46	Framework Agreement dated November 15, 2016 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2016 filed with the Securities and Exchange Commission (File number: 1-14966).
4.47	Framework Agreement dated December 1, 2016 with CNOOC Finance (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2016 filed with the Securities and Exchange Commission (File number: 1-14966).
8.1	List of Subsidiaries.
10.1	Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).
11.1	Code of Ethics for Directors and Senior Officers, as amended in 2017.
12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.
15.1	2017 Reserves Reports of Ryder Scott Company, L.P.
15.2	2017 Reserves Reports of Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.3	2017 Reserves Report of RPS
15.4	2017 Reserves Audit Report of Ryder Scott Company, L.P.
15.5	2017 Reserves Audit Report of McDaniel & Associates Consultants Ltd.
15.6	2017 Reserves Audit Report of DeGolyer and MacNaughton
15.7	Letter from Ernst & Young (incorporated by reference to Exhibit 15.7 of our Annual Report on Form 20-F (file No. 001-14966) filed with the Securities and Exchange Commission on April 17, 2014).
15.8	Consent from Ryder Scott Company, L.P.
15.9	Consent from Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.10	Consent from RPS
15.11	Consent from McDaniel & Associates Consultants Ltd.
15.12	Consent from DeGolyer and MacNaughton

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

By:	/s/ Jiewen Li
Name: Jiewen Li Title: Joint Company Secretary

Date: April 19, 2018

CNOOC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and the Board of Directors of CNOOC Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of CNOOC Limited (the "Company") and subsidiaries (collectively referred to as "the Group") as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2018 expressed an unqualified opinion on the Group's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 29, 2018

We have served as the Company's auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and the Board of Directors of CNOOC Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of CNOOC Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control —Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017 of the Group and our report dated March 29, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s annual report on internal control over financial reporting". Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 29, 2018

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(All amounts expressed in millions of Renminbi/US$, except per share data)

	Notes	2015 RMB	2016 RMB	2017 RMB	2017 US$
		million
REVENUE
Oil and gas sales	4	146,597	121,325	151,888	23,345
Marketing revenues		21,422	20,310	28,907	4,443
Other income		3,418	4,855	5,595	860
		171,437	146,490	186,390	28,648

EXPENSES
Operating expenses		(28,372)	(23,211)	(24,282)	(3,732)
Taxes other than income tax	10(ii)	(10,770)	(6,941)	(7,210)	(1,108)
Exploration expenses		(9,900)	(7,359)	(6,881)	(1,058)
Depreciation, depletion and amortization	6	(73,439)	(68,907)	(61,257)	(9,415)
Special oil gain levy	10 (iii)	(59)	-	(55)	(8)
Impairment and provision	6, 13	(2,746)	(12,171)	(9,130)	(1,403)
Crude oil and product purchases		(19,840)	(19,018)	(27,643)	(4,249)
Selling and administrative expense		(5,705)	(6,493)	(6,861)	(1,055)
Others		(3,150)	(4,802)	(6,021)	(925)
		(153,981)	(148,902)	(149,340)	(22,953)

PROFIT/(LOSS) FROM OPERATING ACTIVITIES		17,456	(2,412)	37,050	5,695

Interest income	6	873	901	653	100
Finance costs	7	(6,118)	(6,246)	(5,044)	(775)
Exchange (losses)/gains, net		(143)	(790)	356	55
Investment income	6	2,398	2,774	2,409	370
Share of profits/(losses) of associates	15	256	(609)	302	46
Share of profit of a joint venture		1,647	533	553	85
Non-operating income, net		761	574	78	12
PROFIT/(LOSS) BEFORE TAX	6	17,130	(5,275)	36,357	5,588
Income tax credit/(expense)	10(i)	3,116	5,912	(11,680)	(1,795)
PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		20,246	637	24,677	3,793

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		7,979	10,422	(10,121)	(1,556)
Share of other comprehensive income/(expense) of associates		74	(127)	36	6
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income	17(ii)	(1,573)	(461)	(542)	(83)
Others		134	12	54	8

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE YEAR, NET OF TAX		6,614	9,846	(10,573)	(1,625)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		26,860	10,483	14,104	2,168

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	11	0.45	0.01	0.55	US$0.09
Diluted (RMB Yuan)	11	0.45	0.01	0.55	US$0.09

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2017

(All amounts expressed in millions of Renminbi/US$)

		2016	2017	2017
	Notes	RMB	RMB	US$
		million
NON-CURRENT ASSETS
Property, plant and equipment	13	432,465	395,868	60,844
Intangible assets	14	16,644	15,070	2,316
Investments in associates	15	3,695	4,067	625
Investment in a joint venture	16	26,300	25,079	3,855
Equity investments	17, 32	4,266	3,540	544
Deferred tax assets	10(i)	24,844	25,509	3,921
Other non-current assets	18	7,422	9,248	1,421
Total non-current assets		515,636	478,381	73,526
CURRENT ASSETS
Inventories and supplies	19	8,709	7,354	1,130
Trade receivables	20	10,199	8,386	1,289
Due from related companies		13,263	12,914	1,985
Derivative financial assets	32	428	-	-
Equity investments	17, 32	15	14	2
Other financial assets	17, 32	52,889	74,344	11,426
Other current asset		5,977	7,874	1,211
Time deposits with maturity over three month	21	16,830	15,380	2,364
Cash and cash equivalent	21	13,735	12,572	1,932
Total current assets		122,045	138,838	21,339
CURRENT LIABILITIES
Loans and borrowings	24	14,867	9,360	1,439
Borrowings from the parent company	28	4,811	4,532	697
Trade and accrued payables	22	10,254	10,062	1,547
Due to the parent company	28	215	193	30
Due to related companies	28	15,091	16,651	2,559
Derivative financial liabilities	32	426	-	-
Other payables and accrued liabilities	23	14,651	13,913	2,137
Taxes payable		6,775	6,701	1,030

Total current liabilities		67,090	61,412	9,439
NET CURRENT ASSETS		54,955	77,426	11,900
TOTAL ASSETS LESS CURRENT LIABILITIES		570,591	555,807	85,426
NON-CURRENT LIABILITIES
Loans and borrowings	24	130,798	118,358	18,191
Provision for dismantlement	25	50,426	52,893	8,130
Deferred tax liabilities	10(i)	5,670	3,303	508
Other non-current liabilities		1,326	1,278	196
Total non-current liabilities		188,220	175,832	27,025
Net assets		382,371	379,975	58,401
EQUITY
Equity attributable to owners of the parent
Issued capital	26	43,081	43,081	6,621
Reserves	27	339,290	336,894	51,780
Total equity		382,371	379,975	58,401

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(All amounts expressed in millions of Renminbi)

	Issued capital	Cumulative translation reserve		Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

Balance at January 1, 2015	43,081	(20,918)		20,000		6,497	319,625	11,325		379,610

Profit for the year	-	-		-		-	20,246	-		20,246
Other comprehensive income/(expense), net of income tax	-	7,979		-		(1,365)	-	-		6,614
Total comprehensive income/(expense)	-	7,979		-		(1,365)	20,246	-		26,860
2014 final dividend	-	-		-		-	58	(11,325)		(11,267)
2015 interim dividend	-	-		-		-	(9,162)	-		(9,162)
Proposed 2015 final dividend	-	-		-		-	(9,397)	9,397		-

Balance at December 31, 2015	43,081	(12,939	)*	20,000	*	5,132 *	321,370 *	9,397	*	386,041

Balance at January 1, 2016	43,081	(12,939)		20,000		5,132	321,370	9,397		386,041

Profit for the year	-	-		-		-	637	-		637
Other comprehensive income/(expense), netof income tax	-	10,422		-		(576)	-	-		9,846
Total comprehensive income/(expense)	-	10,422		-		(576)	637	-		10,483
2015 final dividend	-	-		-		-	(143)	(9,397)		(9,540)
2016 interim dividend	-	-		-		-	(4,613)	-		(4,613)
Proposed 2016 final dividend	-	-		-		-	(9,096)	9,096		-

Balance at December 31, 2016	43,081	(2,517	)*	20,000	*	4,556 *	308,155 *	9,096	*	382,371

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017 (continued)

(All amounts expressed in millions of Renminbi)

	Issued capital	Cumulative translation reserve	Statutory and non-distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

Balance at January 1, 2017	43,081	(2,517)	20,000		4,556	308,155	9,096		382,371

Profit for the year	-	-	-		-	24,677	-		24,677
Other comprehensive expense, net of income tax	-	(10,121)	-		(452)	-	-		(10,573)
Total comprehensive (expense)/income	-	(10,121)	-		(452)	24,677	-		14,104
2016 final dividend	-	-	-		-	183	(9,096)		(8,913)
2017 interim dividend	-	-	-		-	(7,587)	-		(7,587)
Proposed 2017 final dividend	-	-	-		-	(10,830)	10,830		-
Appropriation to reserve**	-	-	50,000		-	(50,000)	-		-

Balance at December 31, 2017	43,081	(12,638)*	70,000	*	4,104 *	264,598 *	10,830	*	379,975

*	These reserve accounts constitute the consolidated reserves of approximately RMB336,894 million (December 31, 2016: RMB339,290 million ) in the consolidated statement of financial position.

**	During the year ended December 31, 2017 , CNOOC China Limited (the "CNOOC China"), the Company’s wholly-owned subsidiary, appropriated RMB50,000 million of the general reserve fund.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(All amounts expressed in millions of Renminbi/US$)

	Notes	2015 RMB	2016 RMB	2017 RMB	2017 US$
	million
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	30	96,095	82,137	110,625	17,003
Income taxes paid		(16,000)	(9,274)	(15,891)	(2,442)

Net cash flows from operating activities		80,095	72,863	94,734	14,561

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditure		(67,674)	(51,347)	(47,734)	(7,337)
Additions to investments in associates		(9)	(221)	(161)	(25)
Decrease in time deposits with maturity over three months		4,825	1,180	1,450	223
Dividends received from an associate		164	135	116	18
Dividends received from a joint venture		32	-	243	37
Interest received		812	1,010	666	102
Investment income received		2,177	2,013	1,821	280
Purchase of other financial assets		(122,030)	(62,900)	(122,267)	(18,792)
Purchase of equity investments		(236)	(63)	(51)	(8)
Proceeds from sale of other financial assets		104,900	81,675	101,396	15,584
Proceeds from disposal of property, plant and equipment		544	532	110	17
Proceeds from disposal of an associate		-	33	-	-
Net cash flows used in investing activities		(76,495)	(27,953)	(64,411)	(9,901)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		23,184	-	-	-
Repayment of guaranteed notes		(789)	(4,866)	(8,869)	(1,363)
Proceeds from bank loans		20,541	4,293	12,252	1,883
Repayment of bank loans		(24,127)	(23,412)	(13,052)	(2,006)
Dividends paid		(20,419)	(14,153)	(16,448)	(2,528)
Interest paid		(5,283)	(5,102)	(5,154)	(792)

Net cash flows used in financing activities		(6,893)	(43,240)	(31,271)	(4,806)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(3,293)	1,670	(948)	(146)
Cash and cash equivalents at beginning of year		14,918	11,867	13,735	2,111
Effect of foreign exchange rate changes, net		242	198	(215)	(33)

CASH AND CASH EQUIVALENTS AT END OF YEAR	21	11,867	13,735	12,572	1,932

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

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the "Directors"), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC. In November 2017, CNOOC changed its registered company name which is registered in Chinese pursuant to relevant laws and regulations of China to "中國海洋石油集團有限公司".

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Indirectly held subsidiaries(1):
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB20.3 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (continued)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries (continued)(1):
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa
Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada
Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria
OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA
Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA
Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA(2)	Brazil	R$2,965,600,000	100%	Petroleum exploration, development and production in Brazil
CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond Issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond Issuance

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

(2)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$2,436,000,000 to R$2,965,600,000 on 20 June 2017.

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

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"), Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Companies Ordinance (Cap. 622). A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing January 1, 2017 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended December 31, 2016, except for the first time adoption of the amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on January 1, 2017. The adoption of the amendments had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of the Group. IFRS 9/HKFRS 9 (2009) Financial Instruments has been early adopted by the Company from year 2015.

The Group has not applied the following new and revised IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 9/HKFRS 9	Financial Instruments[1]
IFRS 15/ HKFRS 15	Revenue from Contracts with Customers and the
related Amendments [1]
IFRS 16/HKFRS 16	Leases[2]
IFRS 17/HKFRS 17	Insurance Contracts[4]
IFRIC 22/HK(IFRIC)-Int 22	Foreign Currency Transactions and Advance
Consideration[1]
IFRIC 23/HK(IFRIC)-Int 23	Uncertainty over Income Tax Treatments[2]
Amendments to IFRS 2/HKFRS 2	Classification and Measurement of Share-based
Payment Transactions[1]
Amendments to IFRS 4/HKFRS 4	Applying IFRS 9/HKFRS 9 Financial Instruments
with IFRS 4/HKFRS 4 Insurance Contracts[1]
Amendments to IFRS 9/HKFRS 9	Prepayment Features with Negative Compensation[2]
Amendments to IFRS 10/HKFRS 10	Sale or Contribution of Assets between an
and IAS 28/HKAS 28	Investor and its Associate or Joint Venture[3]
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement[2]
Amendments to IAS 28/HKAS 28	Long-term Interests in Associates and Joint
Ventures[2]
Amendments to IAS 28/HKAS 28	As part of the Annual Improvements to IFRS
Standards/HKFRSs 2014-2016 Cycle[1]
Amendments to IAS 40/HKAS 40	Transfers of Investment Property[1]
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRS Standards/
HKFRSs 2015-2017 Cycle[2]

1.	Effective for annual periods beginning on or after 1 January 2018, except for the 2009 version of IFRS 9/HKFRS 9, which the Group adopted in advance

2.	Effective for annual periods beginning on or after 1 January 2019

3.	Effective for annual periods beginning on or after a date to be determined

4.	Effective for annual periods beginning on or after 1 January 2021

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

IFRS 15/HKFRS 15 Revenue from Contracts with Customers

IFRS 15/HKFRS 15 Revenue from Contracts with Customers provides a single model for accounting for revenue arising from contracts with customers, focusing on the identification and satisfaction of performance obligations, and is effective for annual periods beginning on or after 1 January 2018. IFRS 15/HKFRS 15 will supersede IAS 18/HKAS 18 Revenue.

The Company expects to adopt the new revenue standard as of 1 January 2018 using the modified retrospective transition method. Based on our assessment, the Company does not expect the implementation of the standard to have a material effect on its consolidated financial statements.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2017.

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

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition related costs incurred are included in profit or loss.

When the Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

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

Impairment is determined by assessing the recoverable amount of the exploration and production ("E&P") segment, using value in use, to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss on goodwill is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

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

The Group's investments in associates are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income of the associate. Unrealized gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's investments in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group's investments in associates and is not individually tested for impairment.

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

The Group's investments in joint ventures are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income of the joint venture. Where the profit sharing ratios are different to the Group's equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group's investments in the joint ventures, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group's investments in joint ventures and is not individually tested for impairment.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

(a)	Financial assets at amortized cost (continued)

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

(b)	Financial assets at fair value through profit or loss (FVTPL)

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

(c)	Financial assets at fair value through other comprehensive income (FVTOCI)

On initial recognition, the Group can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. The Group has investments in certain equity instruments (publicly traded or non-publicly traded), the purpose of which are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity securities are designated as at FVTOCI.

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

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 32.

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

If there is objective evidence that an impairment loss on financial assets measured at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in profit or loss.

If, in a subsequent year, the amount of the estimated impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced either directly or by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in profit or loss, to the extent that the carrying value of the asset does not exceed amortized cost at the reversal date.

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

Financial liabilities at amortized cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and accrued payables, other payables and accrued liabilities, and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortized cost, using the effective interest method. The related interest expense is recognized in profit or loss.

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

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligations under the liabilities are discharged, cancelled, or have expired.

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

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in profit or loss.

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

Marketing revenues principally represent the sales of oil and gas from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s marketing activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value is also included in marketing revenue.

(c)	Other income

Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers, the sales of diluents to third parties and gains from disposal of oil and gas properties and is recognized when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognized when the compensation becomes receivable.

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

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 26.

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

No equity-settled award was cancelled or modified during the years ended December 31, 2015, 2016 and 2017.

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

Foreign currencies

These consolidated financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated consistently with the recognition of the gain or loss on change in fair value of the item.

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

(c)	Recoverable amount of oil and gas properties

The Company makes an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. In any event, the Company would make an estimate of the asset’s recoverable amount, which is calculated at the higher of the asset’s value in use and its fair value less costs of disposal. The Company recognizes an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. The Company charges an impairment loss to the profit or loss in the period in which it arises. A reversal of an impairment loss is credited to the profit or loss in the period in which it arises.

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future oil and gas prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with the Company's anticipated drilling plan, changes in the Company's capital costs and operating expense assumptions, and discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to various risk factors. The complex economic outlook may also materially and adversely affect the Company’s key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

Actual cash flows are likely to be different from those estimated or forecast since anticipated events frequently do not occur as expected and unforeseen events may arise. The Company's results of operations could be materially and adversely affected for the period in which future impairment charges are incurred.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	OIL AND GAS SALES

	2015	2016	2017
Gross sales	150,618	124,648	156,304
Less: Royalties	(2,646)	(2,398)	(3,226)
PRC government’s share of oil	(1,375)	(925)	(1,190)

Oil and gas sales	146,597	121,325	151,888

5.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: E&P, trading business and corporate. These segments are operating segments whose financial information are reviewed by the Group’s chief operating decision marker when making decisions regarding allocating resources and assessing performance. The geographical information is separately disclosed in (b).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (continued)

(a)	Segment results (continued)

The following table presents the segment financial information for the Group for the years ended December 31, 2015, 2016 and 2017.

	E&P			Trading business			Corporate			Eliminations			Consolidated
	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017
External revenue	137,243	114,935	142,429	33,777	30,986	43,618	417	569	343	-	-	-	171,437	146,490	186,390
Intersegment revenue*	12,339	10,676	14,737	(12,339)	(10,676)	(14,737)	85	113	84	(85)	(113)	(84)	-	-	-
Total revenue	149,582	125,611	157,166	21,438	20,310	28,881	502	682	427	(85)	(113)	(84)	171,437	146,490	186,390
Segment profit/(loss) for the year	15,695	(346)	23,863	879	656	808	6,048	30,701	6,391	(2,376)	(30,374)	(6,385)	20,246	637	24,677
Amounts included in the measure of segment profit or loss
Operating expenses	(28,372)	(23,220)	(24,282)	-	-	-	-	-	-	-	9	-	(28,372)	(23,211)	(24,282)
Taxes other than income tax	(10,748)	(6,901)	(7,169)	7	-	-	(29)	(40)	(41)	-	-	-	(10,770)	(6,941)	(7,210)
Exploration expenses	(9,973)	(7,393)	(6,896)	-	-	-	-	-	-	73	34	15	(9,900)	(7,359)	(6,881)
Depreciation, depletion and amortization	(72,665)	(68,333)	(60,834)	(324)	(144)	(67)	(509)	(470)	(423)	59	40	67	(73,439)	(68,907)	(61,257)
Impairment and provision	(2,690)	(12,180)	(9,161)	(56)	9	-	-	-	31	-	-	-	(2,746)	(12,171)	(9,130)
Selling and administrative expenses	(3,644)	(4,920)	(4,966)	(340)	(296)	(269)	(1,733)	(1,307)	(1,654)	12	30	28	(5,705)	(6,493)	(6,861)
Interest income	147	217	315	-	1	-	1,028	1,805	1,571	(302)	(1,122)	(1,233)	873	901	653
Finance costs	(3,407)	(3,384)	(3,274)	(1)	(1)	(1)	(3,369)	(4,183)	(3,011)	659	1,322	1,242	(6,118)	(6,246)	(5,044)
Share of profits/(losses) of associates and a joint venture	(117)	(63)	(88)	-	-	-	2,020	(13)	943	-	-	-	1,903	(76)	855
Income tax (expense)/credit	44	3,811	(11,236)	(8)	(24)	(3)	3,080	2,125	(441)	-	-	-	3,116	5,912	(11,680)

Other segment information
Investments in associates and a joint venture	800	737	655	-	-	-	27,613	29,258	28,491	-	-	-	28,413	29,995	29,146
Others	532,765	497,413	457,780	3,336	1,898	3,588	344,037	342,810	340,329	(244,189)	(234,435)	(213,624)	635,949	607,686	588,073
Segment assets	533,565	498,150	458,435	3,336	1,898	3,588	371,650	372,068	368,820	(244,189)	(234,435)	(213,624)	664,362	637,681	617,219
Segment liabilities	(364,056)	(331,339)	(301,167)	(2,243)	(947)	(2,375)	(145,475)	(138,352)	(124,794)	233,453	215,328	191,092	(278,321)	(255,310)	(237,244)
Capital expenditure	66,122	49,122	52,790	11	-	-	386	395	421	-	-	-	66,519	49,517	53,211

* Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group's chief operating decision maker's assessment of segment performance, these revenues are reclassified back to E&P segment.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 65% (2016: 70%, 2015: 73%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended December 31, 2015, 2016 and 2017.

	PRC			Canada			Others			Consolidated

	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017

Property, plant and equipment	193,359	174,853	162,027	105,383	103,173	95,552	155,399	154,439	138,289	454,141	432,465	395,868
Investments in associates and a joint venture	3,499	3,451	3,680	816	-	-	24,098	26,544	25,466	28,413	29,995	29,146
Other non-current assets	7,087	6,593	8,502	694	731	605	47	98	141	7,828	7,422	9,248

(c)	Information about major customers

The current year's revenue of approximately RMB15,488 million (2016: approximately RMB9,659 million, 2015: approximately RMB14,692 million ) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC Group are included in Note 28 (iii).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

6.	PROFIT/(LOSS) BEFORE TAX

The Group’s profit/(loss) before tax is arrived at after charging/(crediting):

	2015	2016	2017

Crediting:
Interest income from bank deposits	(873)	(901)	(653)

Investment income:
– Fair value changes on other financial assets	(2,398)	(2,774)	(2,409)

Insurance compensation on disposal of property, plant and equipment	(560)	(520)	(110)

Charging:
Auditors’ remuneration:
– Audit fee	45	47	51
– Other fees	12	6	5

	57	53	56

Employee wages, salaries, allowances and social security costs	6,924	6,403	6,517

Impairment and provision:
- Property, plant and equipment	2,358	10,768	8,639
- Trade receivables	4	1,439	212
- Others	384	(36)	279
	2,746	12,171	9,130

Depreciation, depletion and amortization:
– Property, plant and equipment	72,293	68,303	60,802
– Intangible assets	1,306	1,020	854
– Less: Net amount capitalized	(160)	(416)	(399)

	73,439	68,907	61,257

Operating lease rentals:
– Office properties	438	485	639
– Plant and equipment	2,448	1,747	1,560

	2,886	2,232	2,199

Repairs and maintenance	5,034	4,052	4,800
Research and development costs	1,629	1,424	1,739
Loss on disposal of property, plant and equipment	718	78	116

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

7.	FINANCE COSTS

	2015	2016	2017

Interest on bank loans	291	217	169
Interest on other loans	4,701	5,249	5,207
Other borrowing costs	76	25	18

Total borrowing costs	5,068	5,491	5,394

Less: Amount capitalized in property, plant and equipment (note 13)	(1,385)	(1,430)	(2,495)

	3,683	4,061	2,899
Other finance costs:
Unwinding of discount on provision for dismantlement (note 25)	2,435	2,185	2,145

	6,118	6,246	5,044

The effective interest rates used to determine the amount of related borrowing costs for capitalization varied from 0.95% to 7.875% (2016: from 0.7566% to 7.875% , 2015: from 0.735% to 7.875%) per annum during the year ended at December 31, 2017.

8.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

	Fees (1) RMB’000	Salaries allowances and benefits in kind (1) RMB’000	Performance related bonuses (1) RMB’000	Pension scheme contributions RMB’000	Total paid/payable during the year RMB’000
2015
Executive directors:

Li Fanrong(4)	-	170	470	117	757
Wu Guangqi(5)(7)	-	170	470	117	757
Subtotal	-	340	940	234	1,514
Non-executive directors:
Wang Yilin(2)	-	-	-	-	-
Yang Hua(2)(4)(10)	-	-	-	-	-
Lv Bo(7)	-	-	-	-	-
Wang Jiaxiang(3)	-	-	-	-	-
Subtotal	-	-	-	-	-
Independent non-executive directors:
Chiu Sung Hong	899	-	-	-	899
Lawrence J. Lau	763	-	-	-	763
Tse Hau Yin, Aloysius	899	-	-	-	899
Kevin G. Lynch	763	-	-	-	763
Subtotal	3,324	-	-	-	3,324
Total	3,324	340	940	234	4,838

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

	Fees (1) RMB’000	Salaries allowances and benefits in kind (1) RMB’000	Performance related bonuses (1) RMB’000	Pension scheme contributions RMB’000	Total paid/payable during the year RMB’000

2016
Executive directors:

Yang Hua(2)(4)(10)	-	-	-	-	-
Yuan Guagnyu(4)(8)	-	94	78	70	242
Li Fanrong(4)	-	92	454	59	605

Subtotal	-	186	532	129	847

Non-executive directors:

Liu Jian(6)	-	-	-	-	-
Wu Guangqi(5)(7)	-	92	454	59	605
Lv Bo(7)	-	-	-	-	-

Subtotal	-	92	454	59	605

Independent non-executive
directors:
Chiu Sung Hong	957	-	-	-	957
Lawrence J. Lau	812	-	-	-	812
Tse Hau Yin, Aloysius	957	-	-	-	957
Kevin G. Lynch	812	-	-	-	812
Subtotal	3,538	-	-	-	3,538
Total	3,538	278	986	188	4,990

2017
Executive directors:

Yuan Guangyu(4)(8)	-	197	455	134	786
Xu Keqiang(9)	-	146	162	94	402

Subtotal	-	343	617	228	1,188

Non-executive directors:

Yang Hua(2)(4)(10)	-	-	-	-	-
Liu Jian(6)	-	-	-	-	-
Wu Guangqi(5)(7)	-	-	-	-	-

Subtotal	-	-	-	-	-

Independent non-executive
directors:
Chiu Sung Hong	972	-	-	-	972
Lawrence J. Lau	824	-	-	-	824
Tse Hau Yin, Aloysius	972	-	-	-	972
Kevin G. Lynch	824	-	-	-	824
Subtotal	3,592	-	-	-	3,592
Total	3,592	343	617	228	4,780

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

Notes:

(1)	Fees, salaries, allowances, benefits in kind and performance related bonuses represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	On May 19, 2015, Mr. Yang Hua was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company and has no longer served as Vice-chairman of the Board. Mr. Wang Yilin resigned as Chairman of the Board, Chairman of the Nomination Committee and non-executive director of the Company.

(3)	On September 23, 2015, Mr. Wang Jiaxiang retired as a non-executive director of the Company.

(4)	On 15 June 2016, Mr. Yang Hua was re-designated as an Executive Director and appointed as the Chief Executive Officer of the Company. Mr. Yuan Guangyu was appointed as an Executive Director and the President of the Company. Mr. Li Fanrong resigned as an Executive Director, the Chief Executive Officer and the President of the Company.

(5)	On 15 June 2016, Mr. Wu Guangqi was re-designated as a Non-executive Director of the Company and resigned as the Compliance Officer of the Company.

(6)	On 20 December 2016, Mr. Liu Jian was appointed as the Vice Chairman and a Non-executive Director of the Company.

(7)	On 20 December 2016, Mr. Wu Guangqi was appointed as a member of the Remuneration Committee of the Company. Mr. Lv Bo resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

(8)	On 18 April 2017, Mr. Yuan Guangyu was appointed as the Chief Executive Officer of the Company. Mr. Yuan Guangyu resigned as the President of the Company.

(9)	On 18 April 2017, Mr. Xu Keqiang was appointed as an Executive Director and the President of the Company.

(10)	On 18 April 2017, Mr. Yang Hua was re-designated as a Non-executive Director of the Company. Mr. Yang Hua resigned as the Chief Executive Officer of the Company and he remains as the Chairman of the Board.

The Company has adopted the share option schemes for the grant of options to the Company's directors. The fair value of share options for the directors measured according to the Group's accounting policy as set out in note 3. No Directors exercised any share option in 2015, 2016 or 2017. No new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company in 2015, 2016 or 2017. Further details of share option scheme and valuation techniques are set out in note 26.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year. In 2017, the executive directors' remuneration shown above were for their services in connection with the management of the affairs of the Company. The other directors' remuneration shown above were for their services as directors of the Company.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

( ii) Other key management personnel’s (excluding Directors’) remuneration

	2015	2016	2017

Short term employee benefits	8	7	9
Pension scheme contributions	1	1	1
Amount paid/payable during the year	9	8	10
Share options*	-	-	-
	9	8	10

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2015	2016	2017

Nil to RMB 2,000,000	10	10	12
	10	10	12

*	This item represents the fair value of share options measured according to the Group's accounting policy as set out in note 3. No other key management personnel exercised any share option in 2015, 2016 or 2017.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2016: none; 2015: none) of the Directors, details of whose remuneration are disclosed in note 8 (i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2016: five; 2015: five) highest paid employees, for the year are as follows:

	2015	2016	2017

Basic salaries, allowances and benefits in kind(1)	22	23	21
Performance-related bonuses	17	14	19
Pension scheme contributions	1	1	1
Amount paid/payable during the year	40	38	41

(1)	Salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

The remuneration of the five (2016: five, 2015: five) highest paid employees, falls within the following bands:

	2015	2016	2017

RMB5,500,001 to RMB6,000,000	-	1	-
RMB6,000,001 to RMB6,500,000	-	-	1
RMB7,000,001 to RMB7,500,000	3	-	1
RMB7,500,001 to RMB8,000,000	-	3	-
RMB8,000,001 to RMB8,500,000	-	-	1
RMB9,000,001 to RMB9,500,000	2	1	1
RMB10,000,001 to RMB10,500,000	-	-	1
	5	5	5

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2016: 16.5%, 2015: 16.5%) on profits arising in or derived from Hong Kong.

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

The Company's subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China Limited, is subject to corporate income tax at the rate of 15% for the three years ended December 31, 2017, after being assessed as a high and new technology enterprise. The company is in the process of re-applying to be assessed as a high and new technology enterprise from 2018 to 2020.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2016: 10% to 50%, 2015: 10% to 56%). The U.S. government enacted comprehensive tax legislation in December 2017 that took effect as of January 1, 2018. A one-time non-cash deferred tax charge was recorded due to the impact of the reduction of U.S. federal corporate income tax rate from 35% to 21%. The U.K. government decreased the combined income tax rate on North Sea oil and gas activities from 50% to 40% with effect from January 1, 2016.

As of December 31, 2017, deferred tax liabilities related to undistributed earnings of the Company's overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX (continued)

(i)	Income tax (continued)

An analysis of the tax (credit)/expense in the Group's consolidated statement of profit or loss and other comprehensive income is as follows:

	2015	2016	2017

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	9,990	7,547	11,472
Provision for overseas enterprise income tax on the estimated taxable profits for the year	3,501	2,983	4,390
Deferred tax
Temporary differences in the current year	(12,585)	(14,595)	(7,558)
Effect of changes in tax rates	(4,022)	(1,847)	3,376
Income tax (credit)/expense for the year	(3,116)	(5,912)	11,680

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2015	2016	2017
	%	%	%

PRC statutory enterprise income tax rate	25.0	25.0	25.0
Effect of different tax rates for overseas subsidiaries	(5.8)	34.8	(1.6)
Effect of changes in tax rates	(23.5)	35.0	9.4
Tax credit from the government	(11.5)	8.3	(2.7)
Tax reported in equity-accounted entities	(0.4)	1.0	(0.2)
Tax losses previously not recognized	(1.9)	5.3	-
Others	(0.1)	2.7	2.2
Group’s effective income tax rate	(18.2)	112.1	32.1

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2015	2016	2017

At January 1	14,312	(1,948)	(19,174)
Credit to the profit or loss	(12,585)	(14,595)	(7,558)
Changes in tax rates	(4,022)	(1,847)	3,376
Charge to equity	141	(226)	7
Exchange differences	206	(558)	1,143
At December 31	(1,948)	(19,174)	(22,206)

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX (continued)

(i)	Income tax (continued)

Principal components of deferred tax balances are as follows:

	2016	2017

Deferred tax assets
Property, plant and equipment	1,681	7,312
Provision for dismantlement	9,325	9,669
Losses available for offsetting against future taxable profit	21,163	16,529
Fair value of long term borrowings	1,969	1,771
Others	1,389	1,178
	35,527	36,459

Deferred tax liabilities
Property, plant and equipment	(16,208)	(13,670)
Fair value changes on other financial assets	(139)	(232)
Others	(6)	(351)

	(16,353)	(14,253)

Net deferred tax assets	19,174	22,206

Of which – deferred tax assets	24,844	25,509
deferred tax liabilities	(5,670)	(3,303)

As at December 31, 2017, the Group had approximately RMB87,623 million (December 31, 2016: RMB82,288 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 8 to 20 years.

Deferred tax assets in respect of tax losses are recognized only to the extent of the anticipated future taxable profits or reversal of existing taxable temporary differences.

As at December 31, 2017, the Group's recognized deferred tax assets on tax losses amounted to RMB75,018 million (December 31, 2016: RMB68,061 million). Unrecognized tax losses, where recovery is not currently expected, amounted to RMB12,605 million (December 31, 2016: RMB14,227 million). This includes RMB3,181 million (2016: RMB3,207 million) of unrecognized tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 5 to 20 years.

As at December 31, 2017, the Group's unrecognized deferred tax assets related to unused tax credits amounted to RMB4,990 million (2016: RMB5,761 million). This includes RMB4,587 million (2016: RMB4,807 million) of unrecognized deferred tax assets related to unused tax credits from Nigeria which has no fixed expiry date. The remainder expires between 2026 and 2036.

The realisability of the deferred tax assets recognized mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In case where the actual future taxable profits generated are less than expected, or change in facts and circumstances which result in revision of future taxable profits estimation, the balance of deferred tax assets may be significantly revised.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX (continued)

(ii)       Other taxes

The Company's PRC subsidiaries pay the following other taxes and dues:

i.	Production tax at the rate of 5% on production under production sharing contracts;

ii.	VAT at the rates from 13% to 17% on taxable sales under independent oil and gas fields since May 1 2016 according to "Provisional Regulations on VAT of the PRC" and relevant detailed rules according to the "Circular on Certain Policies on the Pilot Program of the Collection of VAT in Lieu of Business Tax" (Cai Shui [2016] No.39), which replaced the production tax at the rate of 5% on production under independent oil and gas fields before May 1 2016. According to “Notice on Simplifying the Relevant Policies on Value-added Tax Rates” (Cai Shui [2017] No.37), with effect from 1 July 2017, the 13% VAT rate shall be removed and gas sales shall be subject to the 11% tax rate.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX (continued)

(iii)       Special Oil Gain Levy

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

11.	EARNINGS PER SHARE

	2015	2016	2017

Earnings
Profit for the purpose of basic and diluted earnings per share calculation	20,246	637	24,677

Number of shares
Number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984	44,647,455,984

Effect of dilutive potential ordinary shares under the share option schemes	37,363,069	11,684,504	4,101,969

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,684,819,053	44,659,140,488	44,651,557,953

Earnings per share:
Basic (RMB Yuan)	0.45	0.01	0.55
Diluted (RMB Yuan)	0.45	0.01	0.55

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	DIVIDENDS

	2015	2016	2017

Dividend per ordinary share:
2017 interim dividend - HK$0.20 (2016: interim dividend HK$0.12, 2015: interim dividend HK$0.25) per ordinary share	9,145	4,673	7,601
2016 final dividend - HK$0.23 (2015: final dividend HK$0.25, 2014: final dividend HK$0.32) per ordinary share	11,274	9,571	8,847
2017 final dividend proposed at HK$0.3 (2016: final dividend proposed at HK$0.23, 2015: final dividend proposed at HK$0.25) per ordinary share by the Board of Directors - not recognized as a liability as at the end of the year	9,397	9,096	10,830

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total

Cost:

At January 1, 2016	803,986	5,296	809,282
Additions	44,302	236	44,538
Disposals and write-offs	(6,365)	(37)	(6,402)
Exchange differences	25,703	205	25,908

At December 31, 2016	867,626	5,700	873,326

At January 1, 2017	867,626	5,700	873,326
Additions	48,937	99	49,036
Disposals and write-offs	(2,577)	(914)	(3,491)
Exchange differences	(24,985)	(148)	(25,133)

At December 31, 2017	889,001	4,737	893,738

Accumulated depreciation, depletion and amortization and impairment:

At January 1, 2016	(353,824)	(1,317)	(355,141)
Depreciation charge for the year	(67,906)	(397)	(68,303)
Impairment	(10,768)	-
Disposals and write-offs	3,532	34	3,566
Exchange differences	(10,157)	(58)	(10,215)

At December 31, 2016	(439,123)	(1,738)	(440,861)

At January 1, 2017	(439,123)	(1,738)	(440,861)
Depreciation charge for the year	(60,442)	(360)
Impairment	(8,639)	-	(8,639)
Disposals and write-offs	1,185	258	1,443
Exchange differences	10,932	57	10,989

At December 31, 2017	(496,087)	(1,783)	(497,870)

Net book value:
At December 31, 2016	428,503	3,962	432,465

At December 31, 2017	392,914	2,954	395,868

Included in the current year's additions was an amount of approximately RMB2,495 million (2016: approximately RMB1,430 million, 2015: approximately RMB1,385 million) in respect of interest capitalized in property, plant and equipment (note 7). Included also in the depreciation charge for the year was an amount of approximately RMB636 million (2016: approximately RMB1,609 million, 2015: approximately RMB3,465 million) in respect of a depreciation charge on dismantlement cost capitalized in oil and gas properties.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment and provision recognized during the year included the impairment loss to reduce the carrying amount of certain oil and gas properties to the recoverable amount. In 2017, the impairment loss was mainly related to fields in China, Africa and North America which was primarily due to the revision of the oil and gas price forecast and revision of reserves. In 2016, the impairment loss was mainly related to fields in North America, Europe and Africa primarily due to the revision of the oil price forecast and an adjustment in operating plan for oil sand assets in Canada.

For both years, the recoverable amount was calculated based on the assets' value in use and was determined at the cash-generating unit level. The Company identifies a field or the group of fields that could generate cash inflows independently as a cash-generating unit. The principal parameters used in determining the recoverable amount of the Group’s assets include estimates of proved and unproved reserves, future commodity prices that come from the price forecast of respected and independent institutions, combined with internal analysis and judgment of the international market environment, as well as best estimates of drilling and development costs.

The discount rate is derived from the Company’s weighted average cost of capital (“WACC”) and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. The discount rate used for value in use calculations is 8%-12% in 2017 after tax (2016: 8%-11% after tax). A derived pre-tax discount rate would be in the range of 8%-15% (2016: 9%-11% pre-tax).

For 2016, included in impairment was RMB7,358 million recognized on the Long Lake project, due to the revision of the oil price forecast and adjustments to operating plans caused by the pipeline rupture and the explosion accident. Specifically, the operating plan was changed to defer the timing of when to bring the Long Lake upgrader back online, to make the timing concurrent with the most recent expectation of when sufficient feedstock will be produced from Long Lake assets to maximize the utilization and cash generating potential of the upgrader. The Company also updated the yield assumptions based on the most recent operating performance of the upgrader. The asset was written down to an estimated recoverable amount of RMB33,902 million in June 2016. As at 31 December 2017, the future operating plan of Long Lake assets is still under assessment by management, which may significantly impact the recoverable amount of the oil sands properties of Long Lake assets in the future.

During 2017, the Group wrote off certain oil and gas assets in the North America mainly due to the expiration of lease contracts. Approximately RMB71 million was included in the exploration expenses, and approximately RMB1,588 million was included in the depreciation, depletion and amortisation charge, respectively.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

14.	INTANGIBLE ASSETS

	Gas processing rights under NWS Project	Drilling rig contracts and seismic data usage rights	Marketing transportation and storage contracts	Software and others	Goodwill	Total

Cost:
At January 1, 2016	1,191	1,596	1,527	2,861	13,805	20,980
Additions	-	-	-	197	-	197
Disposal	-	-	-	(387)	-	(387)
Exchange differences	82	109	104	67	943	1,305

At December 31, 2016	1,273	1,705	1,631	2,738	14,748	22,095

At January 1, 2017	1,273	1,705	1,631	2,738	14,748	22,095
Additions	-	-	-	206	-	206
Disposal	-	(1,662)	(54)	(199)	-	(1,915)
Exchange differences	(74)	(43)	(93)	(57)	(856)	(1,123)

At December 31, 2017	1,199	-	1,484	2,688	13,892	19,263

Accumulated amortization:
At January 1, 2016	(621)	(958)	(1,096)	(1,882)	-	(4,557)
Amortization charge for the year	(51)	(326)	(135)	(508)	-	(1,020)
Disposal	-	-	-	386	-	386
Exchange differences	(57)	(80)	(81)	(42)	-	(260)

At December 31, 2016	(729)	(1,364)	(1,312)	(2,046)	-	(5,451)

At January 1, 2017	(729)	(1,364)	(1,312)	(2,046)	-	(5,451)
Amortization charge for the year	(46)	(332)	(57)	(419)	-	(854)
Disposal	-	1,662	54	199	-	1,915
Exchange differences	43	34	76	44	-	197

At December 31, 2017	(732)	-	(1,239)	(2,222)	-	(4,193)

Net book value:
At December 31, 2016	544	341	319	692	14,748	16,644

At December 31, 2017	467	-	245	466	13,892	15,070

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination.

According to the accounting policies as set out in note 3, goodwill is acquired in the acquisition of Nexen Inc., and from the acquisition date, allocated to the entire E&P assets, which are the groups of cash-generating units that are expected to benefit from the synergies of the acquisition.

Impairment is determined by assessing the recoverable amount of the entire E&P assets to which the goodwill relates. Where the recoverable amount of the entire E&P assets is less than the carrying amount of the assets and the goodwill together, an impairment loss on goodwill is recognized.

In assessing value in use of E&P segment, the key assumptions include, but are not limited to, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate. The discount rate used for value in use is derived from the Company’s WACC and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. However, actual results could differ from those estimates.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates at the end of the reporting period are as follows:

Name of associates	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities
Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC

CNOOC Finance Corporation Limited	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

To give details of other associate would, in the opinion of the Directors, result in particulars of excessive length.

The Group’s investments in associates represent:

	2016	2017
Share of net assets	3,695	4,067

None of the Group’s associates are considered to be individually material. The following table illustrates the summarized financial information of the Group’s associates in the consolidated financial statements:

	2015	2016	2017

Profit/(loss) for the year	256	(609)	302
Other comprehensive income/(expense)	74	(127)	36
Total comprehensive income/(expense)	330	(736)	338

Dividend of RMB116 million was received from the associates in 2017 (2016: RMB135 million).

16.       INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities
Bridas Corporation	British Virgin Islands	US$ 102,325,582	50%	Investment holding

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

16.       INVESTMENT IN A JOINT VENTURE (continued)

Summarized financial information of the joint venture is disclosed below:

		2016	2017
Current assets		9,201	11,614
Non-current assets		66,992	63,660
Current liabilities		(6,866)	(6,630)
Non-current liabilities		(16,727)	(18,486)

	2015	2016	2017
Revenue	31,231	28,371	29,879
Depreciation, depletion and amortization	(3,535)	(3,988)	(3,742)
Interest income	288	388	313
Finance costs	(799)	(704)	(550)
Profit before tax	4,194	1,226	2,215
Income tax expense	(900)	(160)	(1,109)
Profit after tax	3,294	1,066	1,106
Total comprehensive income	3,294	1,066	1,106

Dividend of US$36 million (equivalent to RMB243 million) was received from the joint venture in 2017, no dividend was received from the joint venture in 2016 and dividend of US$5 million (equivalent to RMB32 million) was received from the joint venture in 2015.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS

(i)       Equity investments

	2016	2017
Current:
Non-publicly traded investments
Private equity funds classified at FVTOCI	15	14

	15	14
Non-current:
Publicly traded investments
Equity investment in MEG Energy Corporation (“MEG”) classified at FVTOCI(1)	1,356	766
Other equity investment classified at FVTPL	35	15
	1,391	781
Non-publicly traded investments
Private equity fund in Kerogen Energy Fund classified at FVTOCI (2)	2,875	2,759

	4,266	3,540

(1)	MEG is principally engaged in the exploitation and production of oil sands. The investment in MEG is designated by the Group as at FVTOCI. As at December 31, 2017, the investment in MEG was stated at the quoted market price.

(2)	Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry. The equity investment in Kerogen Energy Fund is designated by the Group as at FVTOCI. The cost of this non-publicly traded equity investment represents an appropriate estimate of its fair value as at January 1, 2017 and December 31, 2017, as sufficient information is not available recently to measure its fair value.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS (Continued)

(ii)       Other financial assets

	2016	2017
Current:
Non-publicly traded investments classified at FVTPL:
Corporate wealth management products (1)	46,958	66,229
Money market funds (2)	5,931	8,115

	52,889	74,344

(1)`	The corporate wealth management products will mature from January 8, 2018 to November 6, 2018 (2016: January 10, 2017 to December 5, 2017).

(2)	The money market funds can be redeemed at any time.

The gains of the Group's other financial assets recognized in the profit or loss for the year was RMB2,409 million (2016: RMB2,774 million, 2015: RMB2,398 million).

During the year, the fair value changes on the Group's equity investments recognized directly in other comprehensive expense amounted to RMB542 million (2016: RMB461 million, 2015: RMB1,573 million).

None of the equity investments and other financial assets above is past due or impaired.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

18.       OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People's Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilized for any other purposes but the dismantlement of oil and gas production facilities in the future. As of December 31, 2017, the balance of the specified dismantlement fund accounts was RMB7,555 million (December 31, 2016: RMB6,088 million).

19.	INVENTORIES AND SUPPLIES

	2016	2017

Materials and supplies	7,288	6,278
Oil in tanks	1,594	1,540
Less: Provision for inventory obsolescence	(173)	(464)
	8,709	7,354

20.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at December 31, 2017 and December 31, 2016, the age of substantially all the trade receivables was within one year.

21.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group's cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group's bank deposits were 2.23% per annum for the year ended December 31, 2017 (2016: 2.95% per annum, 2015: 2.61% per annum).

22.	TRADE AND ACCRUED PAYABLES

As at December 31, 2017 and 2016, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

23.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2016	2017

Accrued payroll and welfare payable	1,509	1,490
Provision for retirement benefits	683	630
Accrued expenses	449	381
Advances from customers	3,272	3,096
Special oil gain levy payable	-	55
Royalties payable	240	75
Provision for dismantlement (note 25)	462	1,180
Other payables	8,251	7,199
	14,866	14,106

24.	LOANS AND BORROWINGS

Current

		2016			2017
	Effective interest rate and final maturity	Loans	Notes	Total	Loans	Notes	Total

Short-term loans and borrowings
General loans****	LIBOR+0.35% to 0.75% per annum with maturity within one year	10,361	-	10,361	8,779	-	8,779
		10,361	-	10,361	8,779	-	8,779
Loans and borrowings due within one year
For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity within one year	215	-	215	212	-	212
Notes*		-	9,102	9,102	-	4,901	4,901
		215	9,102	9,317	212	4,901	5,113
		10,576	9,102	19,678	8,991	4,901	13,892

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

24.       LOANS AND BORROWINGS (continued)

Non-current

		2016			2017
	Effective interest rate and final maturity	Loans	Notes	Total	Loans	Notes	Total
For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity through to 2021	758	-	758	502	-	502
For Tangguh LNG III Project ***	LIBOR+1.37% to 3.45% per annum with maturity through 2021 to 2029	327	-	327	777	-	777
Notes*		-	129,713	129,713	-	117,079	117,079
		1,085	129,713	130,798	1,279	117,079	118,358

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

24.       LOANS AND BORROWINGS (continued)

*	The details of notes are as follows:

			Outstanding Principal Amount
Issued by	Maturity	Coupon Rate	December 31, 2017	December 31,2016
			USD million

CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2018	1.750%	750	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Matured in 2017	1.625%	-	1,250
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.25%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
Nexen	Matured in 2017	5.65%	-	62
Nexen	Due in 2019	6.2%	300	300
Nexen	Due in 2028	7.4%	200	200
Nexen	Due in 2032	7.875%	500	500
Nexen	Due in 2035	5.875%	790	790
Nexen	Due in 2037	6.4%	1,250	1,250
Nexen	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

24.       LOANS AND BORROWINGS (continued)

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated October 29, 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$135,163,308.28.

A letter of credit agreement was signed between the Company and Talisman Energy Inc. (“Talisman”) with execution of the agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman. Accordingly, Talisman has delivered valid and unexpired standby letters of credit to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. The amount of the standby letters of credit was US$30 million. In February 2017, the standby letters of credit were withdrawn as the Company transferred the 3.05691% guarantee obligations to BP Corporation North America Inc..

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated August 3, 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at December 31, 2017, US$650 million bank loans (2016: US$800 million) were guaranteed by the Company.

As at December 31, 2017, US$694 million shareholder loans (2016: US$694 million) of the Group were included in general loans. For details please refer to Note 28(v).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

24.       LOANS AND BORROWINGS (continued)

The maturities of the long term bank loans are as follows:

	2016	2017
Repayable:
Within one year	215	212
After one year but within two years	225	212
After two years but within three years	225	212
After three years but within four years	225	108
After four years but within five years	97	61
After five years	313	686
	1,300	1,491
Amount due within one year shown under current liabilities	(215)	(212)
	1,085	1,279

Supplemental information with respect to the long term bank loans:

For the year ended December 31	Balance at year end	Weighted average interest rate at year end	Maximum amount outstanding during the year	Average amount outstanding during the year (1)	Weighted average interest rate during the year (2)
2016	1,300	1.74%	1,369	1,199	1.29%
2017	1,491	2.52%	1,491	1,396	2.13%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at January 1, and December 31, of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at January 1, and December 31, of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	PROVISION FOR DISMANTLEMENT

	2016	2017
At January 1	50,063	50,888
New projects(1)	1,395	1,244
Revision(1)	(2,072)	421
Utilization	(398)	(440)
Deletions	(33)	-
Unwinding of discount(2) (note 7)	2,185	2,145
Exchange differences	(252)	(185)
At December 31	50,888	54,073
Current portion of dismantlement included in other payables and accrued liabilities (note 23)	(462)	(1,180)
At December 31	50,426	52,893

(1)	The amounts are included in the additions of oil and gas properties in note 13.

(2)	The discount rates used for calculating the provision for dismantlement are within the range of 4% to 5% (2016: 4% to 5%, 2015: 4% to 5%).

26.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at January 1, 2016, as at December 31, 2016 and as at December 31, 2017	44,647,455,984	43,081

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	SHARE CAPITAL (continued)

Share option schemes

The Company has adopted the share option schemes for the grant of options to the Company's directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (expired in 2015); and

(4)	2005 Share Option Scheme (as defined below).

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

No new share option was granted during the year (2016 and 2015: nil) and the Group recognized an equity-settled share option expense of nil (2016 and 2015: nil) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2016		2017
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		HK$		HK$
Outstanding at the beginning of the year	262,592,000	10.56	187,529,000	11.40
Granted during the year	-	-	-	-
Forfeited during the year	(37,893,000)	11.30	(22,506,000)	12.43
Expired during the year	(37,170,000)	5.56	(35,104,000)	7.29
Exercised during the year	-	-	-	-

Outstanding at the end of the year	187,529,000	11.40	129,919,000	12.34

Exercisable at the end of the year	187,529,000	11.40	129,919,000	12.34

No share options had been cancelled or modified during the years ended December 31, 2015, 2016 or 2017.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	SHARE CAPITAL (continued)

At the date of approval of these consolidated financial statements for issuance, the share options outstanding under these share option schemes represented approximately 0.29% of the Company's shares in issue as at that date (2016: 0.42%, 2015: 0.59%). The weighted average remaining contractual life of share options outstanding at the end of the year was 1.52 years (2016: 2.11 years, 2015: 2.74 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 129,919,000 (2016: 187,529,000 ) additional ordinary shares of the Company and additional share capital of RMB1,339,702,913 (2016: RMB1,912,814,087 ).

27.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers' bonus and welfare fund, which are appropriated from net profit (after making up for losses from previous years), but before dividend distribution.

The general reserve fund, which is determined at the discretion of the board of directors of CNOOC China Limited, can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers' bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers' bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at December 31, 2017, the general reserve fund amounted to RMB60,000 million (December 31, 2016: RMB10,000 million).

In accordance with the "Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry" and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilized, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of December 31, 2017, the Group's safety fund reserve under the PRC regulations amounted to nil (December 31, 2016: nil).

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

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the "CNOOC Group") are disclosed as related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on November 15, 2016 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2017. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2017 were approved by the independent shareholders of the Company on December 1, 2016. The approved continuing connected transactions are as follows:

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

(e)	Floating production, storage and offloading ("FPSO") vessel leases

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

(b)	Long-term sales of natural gas and liquefied natural gas

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	RELATED PARTY TRANSACTIONS (continued)

Pricing principles

The basic pricing principle for the continuing connected transactions between the Group and the CNOOC Group is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, length of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed prices; or

(b)	where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices.

The continuing connected transactions referred to in paragraph (1)(a)-(1)(b) above provided by the CNOOC Group to the Group and (3)(a)-(3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are based on market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph (1)(c)-(1)(d) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph (1)(e), on the basis of the above pricing principle, are unanimously determined with the CNOOC Group which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm’s length negotiation between both parties with reference market price.

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

	2015	2016	2017

Provision of exploration and support services	7,457	4,357	5,912
- Inclusive of amounts capitalized under property, plant and equipment	4,158	2,364	3,392
Provision of oil and gas development and support services	22,733	14,214	16,317
Provision of oil and gas production and support services (note a)	8,384	7,250	8,894
Provision of marketing, management and ancillary services (note b)	954	994	1,450
FPSO vessel leases (note c)	1,770	1,551	1,383
	41,298	28,366	33,956

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the years ended December 31, 2015, 2016 or 2017.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2015	2016	2017

Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) (note d)	105,401	88,682	109,518
Long term sales of natural gas and liquefied natural gas (note e)	10,557	8,663	9,837
	115,958	97,345	119,355

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions and balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)	Interest income received by the Group

	2015	2016	2017

Interest income from deposits in CNOOC Finance	629	564	360

(b)	Deposits balances made by the Group

	2016	2017

Deposits in CNOOC Finance	19,437	19,465

(v)	Balances with the CNOOC Group

	2016	2017

Amount due to CNOOC
- included in other payables and accrued liabilities	215	193
Amount due to other related parties
- included in trade and accrued payables	15,091	16,651
	15,306	16,844

Borrowings from CNOOC (note g)	4,811	4,532
Amounts due from other related parties
– included in trade receivables	13,090	12,401
– included in other current assets	173	513
	13,263	12,914

(vi)	Balance with a joint venture

	2016	2017

Amount due from a joint venture
– included in other current assets	135	126

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	RELATED PARTY TRANSACTIONS (continued)

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 33. In addition, the Group had certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at December 31, 2017, as summarized below:

	2016	2017

Cash and cash equivalents	6,612	3,824
Time deposits with maturity over three months	108	13
Specified dismantlement fund accounts (note 18)	6,088	7,555
	12,808	11,392

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 8.

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

	2016	2017

Accumulated investment	1,647	1,940

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	RELATED PARTY TRANSACTIONS (continued)

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 5 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the financial services framework agreement with CNOOC Finance dated December 1, 2016, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from January 1, 2017 to December 31, 2019. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The Group's maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2017 was RMB19,500 million (2016: RMB22,000 million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at December 31, 2017, the withdrawal amount of the loan was US$130 million (December 31, 2016: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at December 31, 2017, the withdrawal amount of the loan was US$564 million (December 31, 2016: US$564 million).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	RETIREMENT BENEFITS

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

During the year, the Group's pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB651 million (2016: RMB695 million, 2015: RMB613 million).

30.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit/(loss) before tax to cash generated from operations

	2015	2016	2017

Profit/(loss) before tax	17,130	(5,275)	36,357

Adjustments for:
Interest income	(873)	(901)	(653)
Finance costs	6,118	6,246	5,044
Exchange losses/(gains), net	143	790	(356)
Share of (profits)/losses of associates	(256)	609	(302)
Share of profit of a joint venture	(1,647)	(533)	(553)
Investment income	(2,398)	(2,774)	(2,409)
Impairment and provision	2,746	12,171	9,130
Depreciation, depletion and amortization	73,439	68,907	61,257
Loss on disposal and write-off of property, plant and equipment	2,115	2,304	1,937
Others	70	-	-
Subtotal	96,587	81,544	109,452

Decrease/(increase) in trade receivables and other current assets	7,932	(2,820)	(1,073)
Decrease in inventories and supplies	1,427	922	1,464
(Decrease)/increase in trade and accrued payables and other payables	(9,851)	2,491	782

Cash generated from operations	96,095	82,137	110,625

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statement of cash flows as cash flows from financing activities.

	Loans and borrowings	Interest payable	Dividend
	(Note 24)	(Note 23)	payable	Total

At January 1, 2017	150,476	1,244	-	151,720
Financing cash flows	(9,669)	(5,154)	(16,448)	(31,271)
Foreign exchange translation	(8,911)	51	(52)	(8,912)
Finance costs	354	5,040	-	5,394
Dividends declared	-	-	16,500	16,500
At December 31, 2017	132,250	1,181	-	133,431

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

31.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at December 31, 2017, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2016	2017
Contracted, but not provided for (1)	46,515	46,704

(1)	The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group's exploration and production licenses.

The above table includes a commitment of approximately RMB4,030 million (December 31, 2016: RMB2,482 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2016	2017
Contracted, but not provided for	360	691

As at December 31, 2017, the Group had unutilized banking facilities amounting to approximately RMB53,749 million (December 31, 2016: RMB60,697 million).

(ii)	Operating lease commitments

a.	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 20 years.

As at December 31, 2017, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2016	2017

Commitments due:
No later than one year	1,317	1,630
Later than one year and not later than two years	896	1,048
Later than two years and not later than five years	1,534	1,274
Later than five years	1,963	1,774

	5,710	5,726

The above table includes minimum lease payments of approximately RMB1,218 million (December 31, 2016: RMB639 million) to the CNOOC Group.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

31.	COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

a.	Office properties (continued)

Office properties commitments of a joint venture:

	2016	2017

Commitments due:
No later than one year	25	18
Later than one year and not later than two years	17	12
Later than two years and not later than five years	26	16
Later than five years	51	23
	119	69

b.	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at December 31, 2017, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2016	2017

Commitments due:
No later than one year	1,378	1,272
Later than one year and not later than two years	734	875
Later than two years and not later than five years	1,316	1,616
Later than five years	3,878	3,406
	7,306	7,169

The above table includes a commitment of approximately RMB3,366 million (December 31, 2016: RMB3,211 million) to the CNOOC Group.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

31.	COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies

(i)	Two oil spill accidents ( the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on June 4, and June 17, 2011 respectively at Platforms B and C of the Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China Limited, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On August 10, 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China (the “Qingdao Maritime Court”) for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Lawsuit”). The Lawsuit is lodged against COPC and CNOOC China Limited. On February 2, 2018, CNOOC China Limited received a ruling dated December 28, 2017 issued by Qingdao Maritime Court (the "Ruling"). Pursuant to the Marine Environment Protection Law of the People’s Republic of China amended in 2016, Qingdao Maritime Court ruled that the Plaintiff was not an appropriate entity to file Lawsuit, and rejected it. As none of the parties to the Lawsuit appealed within the time limit, the Ruling came into effect. Therefore, CNOOC China Limited bears no liability for the Lawsuit.

The Company is of the view that there was no material financial impact of the Penglai 19-3 Oilfield Oil Spill Accidents on the Company.

(ii)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from January 1, 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

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

The carrying amount of the Group’s non-current non-publicly traded equity investments represents an appropriate estimate of their fair values, as sufficient information is not available recently to measure their fair values as at December 31, 2017 and 2016.

The fair value of the Group's long term bank loans with floating interest rates approximated to the carrying amount as at December 31, 2017 and 2016.

The estimated fair value of the Group's long term guaranteed notes was approximately RMB128,315 million as at December 31, 2017 (2016: RMB140,135 million), which was determined by reference to the market price as at December 31, 2017.

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

As at December 31, 2017 and December 31, 2016, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

Assets measured at fair value	December 31 2017	Level 1	Level 2	Level 3
Other financial assets-current
Corporate wealth management products	66,229	-	66,229	-
Money market funds	8,115	8,115	-	-
Derivative financial assets – current	-	-	-	-
Equity investments
Non-publicly traded investments- current	14	-	14	-
Publicly traded investments-non current	781	781	-	-
	75,139	8,896	66,243	-

Liabilities measured at fair value
Derivative financial liabilities – current	-	-	-	-

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets measured at fair value	December 31 2016	Level 1	Level 2	Level 3
Other financial assets-current
Corporate wealth management products	46,958	-	46,958	-
Money market funds	5,931	5,931	-	-
Derivative financial assets – current	428	-	428	-
Equity investments
Non-publicly traded investments- current	15	-	15	-
Publicly traded investments-non current	1,391	1,391	-	-
	54,723	7,322	47,401	-

Liabilities measured at fair value
Derivative financial liabilities – current	(426)	-	(426)	-

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	CONCENTRATION OF CUSTOMERS

A substantial portion of the Group's oil and gas commodities sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2015	2016	2017
China Petroleum & Chemical Corporation*	14,692	9,659	15,488
PetroChina Company Limited*	5,502	6,923	11,957
BP p.l.c.	3,093	2,843	3,108
Phillips 66	N/A	N/A	2,631
Royal Dutch Shell PLC	6,917	3,661	2,627
EOG Resources, Inc.	3,746	2,660	N/A

*	These transactions are with other state-owned enterprises.

34.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans, long term guaranteed notes, equity investment and other financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables, trade and accrued payables, which arise directly from its operations.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(i)	Credit risk

The carrying amounts of the Group's cash and cash equivalents, time deposits, money market funds and corporate wealth management products, trade receivables and other receivables, and other current assets except for prepayments represent the Group's maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group's trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers' financial condition and collateral may be required from customers. The Group made an impairment allowance on doubtful receivables and actual losses have been within management's expectation.

Concentrations of credit risk are managed by customer/counterparty and by geographical region. At December 31, 2017, the Group has certain concentrations of credit risk as 0.16% (2016: 1%) and 7.63% (2016: 5%) of the Group's trade receivables were due from the Group's largest third-party customer and the five largest third-party customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realized oil price, fluctuations in international oil price would have a significant impact on the Group's sales revenue, profit, assets value and cashflow. In addition, certain of the Group's natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Group's profitability. In North America, the majority of the Group's oil and gas production is sold under short-term contracts, exposing the Group to the risk of price movements. Other energy contracts the Group enters into also expose the Group to oil and gas price risk between the time the Group purchases and sells contracted volumes.

(iii)	Currency risk

Substantially all of the Group's oil and gas sales are denominated in Renminbi and United States dollars ("US dollars"). Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From January 1, 2017 to December 31, 2017 (the last working day in 2017), Renminbi has appreciated by approximately 6.16% (December 31, 2016: depreciated by approximately 6.39%) against the US dollars. At December 31, 2017, approximately 82% (December 31, 2016: 88%, December 31, 2015: 89%) of the Group's cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also has exposures to currencies other than the US dollars, such as Canadian dollar and British Pounds as such exposures are considered insignificant.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk (continued)

Management has assessed the Group's exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at December 31, 2017 and 2016. Based on management's assessment at December 31, 2017, a 5% strengthening/weakening of RMB against US dollars would have increased/decreased the profit for the year of the Group by 0.06% (December 31, 2016: 6.63%) and the equity of the Group by 0.31% (December 31, 2016: 0.46%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2016.

Senior management is closely monitoring the Group's net exposure to foreign currency risk. The appreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group's oil and gas sales may decrease due to the depreciation of the US dollars against Renminbi. On the other hand, the depreciation of the US dollars against Renminbi will also decrease the Group's costs for imported equipment and materials, most of which are denominated in the US dollars. In addition, the debt repayment by the Group will decrease since all of the Group’s interest-bearing debts are also denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group's senior management. As at the end of 2017, the interest rates for 95.5% of the Group's debts were fixed. Apart from borrowing for Tangguh LNG Project, all of the Group's long term debts are fixed rate. The weighted average term of the Group's debt balance outstanding was approximately 9.35 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group's exposure to changes in interest rates is not expected to be material.

(v)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realizable equity investments and other financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

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

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end December 31, 2015, 2016 and 2017.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2015	2016	2017

Interest-bearing debts	164,645	150,476	132,250
Equity attributable to owners of the parent	386,041	382,371	379,975
Total capital	550,686	532,847	512,225
Gearing ratio	29.9%	28.2%	25.8%

35.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

36.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the consolidated financial statements.

37.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 29, 2018.