Form 20-F/A
period 2017-12-31
CNOOC LTD
filed 2018-04-19
CIK 1095595

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

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☒

(1)       Not for trading, but only in connection with the registration of American depositary shares.

TABLE OF CONTENTS

Page
EXPLANATORY NOTE	1
ITEM 18. FINANCIAL STATEMENTS	2
ITEM 19. EXHIBITS	2

Explanatory Note

This Amendment No.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2017, previously filed on April 19, 2018, is being filed solely for the purpose of (i) adding the section of Supplementary Information on Oil and Gas Producing Activities in the Report of Independent Registered Public Accounting Firm in the 2017 Form 20-F; and (ii) making the following corrections to certain typographical errors in the Report of Independent Registered Public Accounting Firm in the 2017 Form 20-F: adding the total amount on “Impairment” of “(10,768)” and the total amount on “Depreciation charge for the year” of “(60,802)” with respect to Item 13 (Property, Plant and Equipment) on page F-46. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing and furnishing as exhibits to this Amendment No.1 the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, respectively.

This Amendment No.1 speaks as of the filing date of the 2017 Form 20-F on April 19, 2018. Other than as set forth above, this Amendment No.1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2017 Form 20-F.

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

_______________________

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

4.16	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Western South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 9th Floors, Nantiao Road, Potou District Zhangjiang, Guangdong, incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.17	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 7th Floors and 9th Floor, 2-37 He Kou Jie, Tanggu District, Tianjin, incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.18	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 20th, 22nd and 23rd Floors, 583 Ling Ling Road, Shanghai, the PRC, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.19	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Eastern South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 3rd Floor and 6th to 11th Floors, 1 Second Industrial Road, Shekou, Shenzhen, the PRC, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.20	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the Chengbei Warehouse, Chengbei Road, Tanggu District, Tianjin City, the PRC, incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.21	Property Leasing Agreement dated September 9, 1999 between Overseas Oil & Gas Corporation, Ltd. and China Offshore Oil (Singapore) International Pte Ltd in respect of the residential premises at 10-01 and 17-002 Aquamarine Tower, 50 Bayshore Road, 13-05 Jade Tower, 60 Bayshore Road, Singapore, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.22	Suizhong Pier Agreement dated September 9, 1999 between Offshore Oil Company Limited and China Offshore Bohai Corporation, incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.23	Form of Novation Agreement among CNOOC, CNOOC China Limited, the Banks and other financial institution and the Fuji Bank Limited Hong Kong Branch, as agent, in respect of the transfer of the US$110 million syndicated loan, incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.24	Form of the Undertaking Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.25	Form of Pre-Global Offering Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.26	Form of Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.27	CNOOC Limited Share Option Scheme adopted on December 31, 2005, incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.28	Subscription Agreement dated March 17, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.29	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hutchison International Limited, incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.30	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hong Kong Electric Holdings Limited, incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.31	Subscription Agreement dated June 28, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.32	Corporation Placing Agreement dated February 6, 2001 among CNOOC Limited, China National Offshore Oil Corporation, Shell Eastern Petroleum (Pte) Limited and Merrill Lynch Far East Limited, incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.33	Equity Transfer Agreement dated September 5, 2003 between CNOOC China Limited and CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.34	Framework Agreement dated April 8, 2004 with CNOOC Finance Corporation Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.35	Framework Agreement dated December 8, 2005 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.36	Framework Agreement dated December 8, 2005 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.37	Framework Agreement dated December 8, 2005 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.38	Sale and Purchase Agreement, dated January 8, 2006 between CNOOC Exploration & Production Limited and South Atlantic Petroleum Limited (certain statements, marked with an asterisk in brackets [*], have been omitted from this agreement pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and the omitted materials have been filed separately in paper form with the Securities and Exchange Commission), incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).

4.39	Framework Agreement dated November 8, 2007 with China BlueChemical Ltd. (Summary Translation), incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.40	Framework Agreement dated November 8, 2007 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.41	Framework Agreement dated November 8, 2007 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.42	Framework Agreement dated November 8, 2007 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.43	Framework Agreement dated November 1, 2010 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966).
4.44	Arrangement Agreement dated July 23, 2012 among CNOOC Limited, CNOOC Canada Holding Ltd. and Nexen Inc., incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for fiscal year 2012 filed with the Securities and Exchange Commission (File number: 1-14966).
4.45	Framework Agreement dated November 6, 2013 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2014 filed with the Securities and Exchange Commission (File number: 1-14966).
4.46	Framework Agreement dated November 15, 2016 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2016 filed with the Securities and Exchange Commission (File number: 1-14966).
4.47	Framework Agreement dated December 1, 2016 with CNOOC Finance (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2016 filed with the Securities and Exchange Commission (File number: 1-14966).
8.1	List of Subsidiaries.*
10.1	Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).
11.1	Code of Ethics for Directors and Senior Officers, as amended in 2017.*
12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.
15.1	2017 Reserves Reports of Ryder Scott Company, L.P.*
15.2	2017 Reserves Reports of Gaffney, Cline & Associates (Consultants) Pte Ltd.*
15.3	2017 Reserves Report of RPS*
15.4	2017 Reserves Audit Report of Ryder Scott Company, L.P.*

15.5	2017 Reserves Audit Report of McDaniel & Associates Consultants Ltd.*
15.6	2017 Reserves Audit Report of DeGolyer and MacNaughton*
15.7	Letter from Ernst & Young (incorporated by reference to Exhibit 15.7 of our Annual Report on Form 20-F (file No. 001-14966) filed with the Securities and Exchange Commission on April 17, 2014).
15.8	Consent from Ryder Scott Company, L.P.*
15.9	Consent from Gaffney, Cline & Associates (Consultants) Pte Ltd.*
15.10	Consent from RPS*
15.11	Consent from McDaniel & Associates Consultants Ltd.*
15.12	Consent from DeGolyer and MacNaughton*

*Previously filed.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to this annual report on its behalf.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total

Cost:

At January 1, 2016	803,986	5,296	809,282
Additions	44,302	236	44,538
Disposals and write-offs	(6,365)	(37)	(6,402)
Exchange differences	25,703	205	25,908

At December 31, 2016	867,626	5,700	873,326

At January 1, 2017	867,626	5,700	873,326
Additions	48,937	99	49,036
Disposals and write-offs	(2,577)	(914)	(3,491)
Exchange differences	(24,985)	(148)	(25,133)

At December 31, 2017	889,001	4,737	893,738

Accumulated depreciation, depletion and amortization and impairment:

At January 1, 2016	(353,824)	(1,317)	(355,141)
Depreciation charge for the year	(67,906)	(397)	(68,303)
Impairment	(10,768)	-	(10,768)
Disposals and write-offs	3,532	34	3,566
Exchange differences	(10,157)	(58)	(10,215)

At December 31, 2016	(439,123)	(1,738)	(440,861)

At January 1, 2017	(439,123)	(1,738)	(440,861)
Depreciation charge for the year	(60,442)	(360)	(60,802)
Impairment	(8,639)	-	(8,639)
Disposals and write-offs	1,185	258	1,443
Exchange differences	10,932	57	10,989

At December 31, 2017	(496,087)	(1,783)	(497,870)

Net book value:
At December 31, 2016	428,503	3,962	432,465

At December 31, 2017	392,914	2,954	395,868

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

For the years 2017, 2016 and 2015, approximately 65%, 60% and 62%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

We implemented rigorous internal control system that monitors the entire reserves estimation process and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Committee (the “RMC”), which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

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

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has more than 35 years’ experience in oil and gas industry.

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

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)				South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)

Consolidated entities
31 December 2014	1,692	4,757	47	861	17	456	143	–	–	233	750	31	209	404	–	–	2	–	149	20	2,258	6,731	750	31

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	267	1,491	–	10	–	–	3	–	–	–	8	–	99	75	–	–	–	–	–	–	369	1,576	8	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(278)	(267)	(17)	(51)	(1)	(34)	(31)	–	–	(25)	(15)	(2)	(20)	(49)	–	–	–	–	(38)	(17)	(384)	(443)	(15)	(2)
Revisions of prior estimates	(250)	(626)	29	26	(1)	(32)	52	–	–	(89)	73	(30)	(49)	(154)	–	–	–	–	(9)	5	(228)	(870)	73	(30)

31 December 2015	1,431	5,355	60	846	15	389	167	–	–	119	815	–	239	275	–	–	2	–	102	9	2,015	6,993	815	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	1	–	–	–	–	–	–	–	1	–	–
Discoveries and extensions	167	897	–	–	–	–	1	–	–	–	7	–	36	75	–	–	–	–	–	–	203	972	7	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(271)	(237)	(18)	(55)	(2)	(41)	(29)	–	–	(18)	(8)	(7)	(18)	(47)	–	–	–	–	(36)	(13)	(373)	(410)	(8)	(7)
Revisions of prior estimates	119	(170)	35	162	(1)	(15)	–	–	–	(101)	(514)	7	3	45	–	–	–	–	14	11	171	(70)	(514)	7

31 December 2016	1,446	5,844	77	952	12	333	138	–	–	–	301	–	260	350	–	–	1	–	81	7	2,015	7,486	301	–

Purchase/(Disposal) of reserves	3	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3	1	–	–
Discoveries and extensions	112	250	–	–	–	–	–	–	–	–	162	10	37	68	–	–	78	–	4	–	232	318	162	10
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(258)	(262)	(21)	(52)	(1)	(35)	(27)	–	–	(14)	(6)	(15)	(17)	(48)	–	–	–	–	(35)	(9)	(360)	(420)	(6)	(15)
Revisions of prior estimates	325	77	14	(16)	–	(1)	26	–	–	38	330	123	2	52	–	–	–	–	38	7	405	158	330	123

31 December 2017	1,627	5,911	70	885	11	297	137	–	–	24	786	118	282	421	–	–	80	–	88	5	2,295	7,543	786	118

For explanation of significant changes in proved reserve, please refer to section “Item 4.B. Business Overview” for more details.

Enterprise’s share of equity method investees:
31 December 2014	1	3	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	534	–	–	200	537	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3	67	–	–	3	67	–	–
Improved Recovery	–	5	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1	2	–	–	1	7	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(9)	(53)	–	–	(9)	(55)	–	–
Revisions of prior estimates	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	5	21	–	–	5	21	–	–

31 December 2015	1	6	–	–	–	–	–	–	–	–	–	–	–	–	–	–	199	570	–	–	200	577	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	5	33	–	–	5	35	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	2	–	–	–	2	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(8)	(55)	–	–	(8)	(57)	–	–
Revisions of prior estimates	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(3)	17	–	–	(2)	18	–	–

31 December 2016	1	7	–	–	–	–	–	–	–	–	–	–	–	–	–	–	195	567	–	–	195	574	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	49	140	–	–	49	140	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	8	34	–	–	8	34	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1	23	–	–	1	23	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(8)	(52)	–	–	(8)	(53)	–	–
Revisions of prior estimates	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1)	(11)	–	–	–	(11)	–	–

31 December 2017	1	6	–	–	–	–	–	–	–	–	–	–	–	–	–	–	244	701	–	–	245	707	–	–

Total consolidated and equity Interests in reserves

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

31 December 2015	1,431	5,361	60	846	15	389	167	–	–	119	815	–	239	275	–	–	201	570	102	9	2,215	7,570	815	–
31 December 2016	1,446	5,850	77	952	12	333	138	–	–	–	301	–	260	350	–	–	196	567	81	7	2,211	8,060	301	–
31 December 2017	1,628	5,916	70	885	11	297	137	–	–	24	786	118	282	421	–	–	324	701	88	5	2,540	8,250	786	118

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)

Consolidated entities
31 December 2015	809	1,757	40	439	10	273	53	–	–	119	197	–	85	166	2	–	94	8	1,092	2,763	197	–
31 December 2016	815	1,623	51	618	10	268	41	–	–	–	156	–	88	219	1	–	81	7	1,086	2,734	156	–
31 December 2017	893	1,574	35	558	8	230	37	–	–	24	142	46	123	278	1	–	84	5	1,182	2,669	142	46

Enterprise’s share of equity method investees:
31 December 2015	1	6	–	–	–	–	–	–	–	–	–	–	–	–	104	412	–	–	105	418	–	–
31 December 2016	1	7	–	–	–	–	–	–	–	–	–	–	–	–	102	431	–	–	103	438	–	–
31 December 2017	1	6	–	–	–	–	–	–	–	–	–	–	–	–	133	533	–	–	133	539	–	–

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)

Consolidated entities
31 December 2015	622	3,598	20	406	5	116	114	–	–	–	619	–	154	109	–	–	8	1	923	4,230	619	–
31 December 2016	631	4,221	26	334	2	66	97	–	–	–	145	–	173	131	–	–	–	–	929	4,752	145	–
31 December 2017	734	4,336	35	327	2	68	100	–	–	–	644	72	159	143	78	–	5	–	1,113	4,875	644	72

Enterprise’s share of equity method investees:
31 December 2015	–	–	–	–	–	–	–	–	–	–	–	–	–	–	95	159	–	–	95	159	–	–
31 December 2016	–	–	–	–	–	–	–	–	–	–	–	–	–	–	93	136	–	–	93	136	–	–
31 December 2017	–	–	–	–	–	–	–	–	–	–	–	–	–	–	111	168	–	–	111	168	–	–

(b)	Results of operations

2015

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	106,258	7,258	1,079	9,723	4,981	4,435	103	12,760	146,597
Operating expenses	(15,984)	(2,562)	(420)	(1,271)	(4,278)	(1,044)	(28)	(2,785)	(28,372)
Taxes other than income tax	(9,498)	—	(131)	(459)	(250)	(362)	—	(48)	(10,748)
Exploration expense	(4,415)	(937)	(50)	(885)	(712)	(1,271)	(260)	(1,443)	(9,973)
Accretion expense	(1,882)	—	—	(93)	(119)	(55)	(2)	(284)	(2,435)
Depreciation, depletion and amortisation, and impairment	(40,082)	(3,193)	(135)	(9,898)	(4,173)	(7,370)	(581)	(9,592)	(75,024)
Special oil gain levy	(59)	—	—	—	—	—	—	—	(59)

	34,338	566	343	(2,883)	(4,551)	(5,667)	(768)	(1,392)	19,986

Income tax expense	(8,584)	(764)	(103)	186	1,405	2,133	34	4,801	(892)

Result of operations	25,574	(198)	240	(2,697)	(3,146)	(3,534)	(734)	3,409	19,094

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

2015

Enterprise’s share of equity method investees:

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	200	—	—	—	—	—	3,244	—	3,444
Operating expenses	(139)	—	—	—	—	—	(1,624)	—	(1,763)
Taxes other than income tax	(11)	—	—	—	—	—	(1,288)	—	(1,299)
Exploration expense	(59)	—	—	—	—	—	(6)	—	(65)
Accretion expense	(6)	—	—	—	—	—	(34)	—	(40)
Depreciation, depletion and amortisation, and impairment	(109)	—	—	—	—	—	(1,767)	—	(1,876)
Special oil gain levy	—	—	—	—	—	—	—	—	—

	(124)	—	—	—	—	—	(1,475)	—	(1599)

Income tax expense	19	—	—	—	—	—	—	—	19

Result of operations	(105)	—	—	—	—	—	(1,475)	—	(1,580)

Total result of operations for producing activities	25,649	(198)	240	(2,697)	(3,146)	(3,534)	(2,209)	3,409	17,514

2016

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	87,276	6,186	1,285	8,358	2,935	4,792	73	10,419	121,324
Operating expenses	(13,704)	(2,214)	(503)	(1,168)	(2,974)	(815)	(19)	(1,814)	(23,211)
Taxes other than income tax	(5,885)	—	(139)	(384)	(239)	(234)	—	(18)	(6,899)
Exploration expense	(3,499)	(9)	(37)	(117)	(182)	(2,395)	(508)	(647)	(7,394)
Accretion expense	(1,535)	—	—	(114)	(134)	(71)	(3)	(329)	(2,186)
Depreciation, depletion and amortisation, and impairment	(35,327)	(4,020)	(190)	(11,651)	(11,006)	(6,097)	(27)	(10,783)	(79,101)
Special oil gain levy	—	—	—	—	—	—	—	—	—

	27,326	(57)	416	(5,076)	(11,600)	(4,820)	(484)	(3,172)	2,533

Income tax expense	(6,832)	18	(125)	1,345	3,380	2,268	(10)	3,237	3,281

Result of operations	20,494	(39)	291	(3,731)	(8,220)	(2,552)	(494)	65	5,814

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

2016

Enterprise’s share of equity method investees:

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	187	—	—	—	—	—	2,905	—	3,092
Operating expenses	(84)	—	—	—	—	—	(1,193)	—	(1,277)
Taxes other than income tax	(10)	—	—	—	—	—	(461)	—	(471)
Exploration expense	(10)	—	—	—	—	—	(196)	—	(206)
Accretion expense	(8)	—	—	—	—	—	(16)	—	(24)
Depreciation, depletion and amortisation, and impairment	(133)	—	—	—	—	—	(1,994)	—	(2,127)
Special oil gain levy	—	—	—	—	—	—	—	—	—

	(58)	—	—	—	—	—	(955)	—	(1,013)

Income tax expense	9	—	—	—	—	—	—	—	9

Result of operations	(49)	—	—	—	—	—	(955)	—	(1,004)

Total result of operations for producing activities	20,445	(39)	291	(3,731)	(8,220)	(2,552)	(1,449)	65	4,810

2017

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	107,887	9,085	1,283	9,722	4,750	6,277	100	12,784	151,888
Operating expenses	(14,882)	(2,401)	(462)	(1,033)	(3,057)	(1,021)	(23)	(1,402)	(24,281)
Taxes other than income tax	(6,297)	—	(159)	(406)	(13)	(282)	—	(12)	(7,169)
Exploration expense	(3,737)	(11)	(7)	(83)	(818)	(714)	(223)	(1,303)	(6,896)
Accretion expense	(1,525)	—	—	(164)	(124)	(82)	—	(249)	(2,144)
Depreciation, depletion and amortisation, and impairment	(33,737)	(1,363)	(142)	(17,863)	(3,851)	(5,889)	(23)	(6,605)	(69,473)
Special oil gain levy	(55)	—	—	—	—	—	—	—	(55)

	47,654	5,310	513	(9,827)	(3,113)	(1,711)	(169)	3,213	41,870

Income tax expense	(11,913)	(536)	(154)	341	1,070	(1,075)	4	(1,230)	(13,493)

Result of operations	35,741	4,774	359	(9,486)	(2,043)	(2,786)	(165)	1,983	28,377

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

2017

Enterprise’s share of equity method investees:

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	193	—	—	—	—	—	2,840	—	3,033
Operating expenses	(113)	—	—	—	—	—	(1,281)	—	(1,394)
Taxes other than income tax	(11)	—	—	—	—	—	(448)	—	(459)
Exploration expense	—	—	—	—	—	—	(6)	—	(6)
Accretion expense	(8)	—	—	—	—	—	(53)	—	(61)
Depreciation, depletion and amortisation, and impairment	(132)	—	—	—	—	—	(1,330)	—	(1,462)
Special oil gain levy	—	—	—	—	—	—	—	—	—

	(71)	—	—	—	—	—	(278)	—	(349)

Income tax expense	11	—	—	—	—	—	—	—	11

Result of operations	(60)	—	—	—	—	—	(278)	—	(338)

Total result of operations for producing activities	35,681	4,774	359	(9,486)	(2,043)	(2,786)	(443)	1,983	28,039

(c)	Capitalised costs

2015

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	409,295	30,736	2,420	65,593	29,160	39,805	97	11,217	588,323
Unproved oil and gas properties	13,006	1,616	2	27,644	90,802	36,523	6,263	42,387	218,243

Accumulated depreciation, depletion and amortisation	(230,943)	(17,768)	(1,253)	(43,408)	(14,774)	(20,247)	(831)	(26,034)	(355,258)

Net capitalised costs	191,358	14,584	1,169	49,829	105,188	56,081	5,529	27,570	451,308

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

2015

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	2,129	—	—	—	—	—	30,191	—	32,320
Unproved oil and gas properties	—	—	—	—	—	—	5,754	—	5,754
Accumulated depreciation, depletion and amortisation	(1,831)	—	—	—	—	—	(7,693)	—	(9,524)

Net capitalised costs	298	—	—	—	—	—	28,252	—	28,550

2016

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	425,290	36,318	2,585	84,014	14,247	47,763	533	4,156	614,906
Unproved oil and gas properties	13,635	1,731	2	28,404	115,875	38,649	7,619	49,524	255,439
Accumulated depreciation, depletion and amortisation	(266,002)	(23,081)	(1,472)	(58,331)	(27,226)	(27,733)	(936)	(36,083)	(440,864)

Net capitalised costs	172,923	14,968	1,115	54,087	102,896	58,679	7,216	17,597	429,481

2016

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	2,129	—	—	—	—	—	34,667	—	36,796
Unproved oil and gas properties	—	—	—	—	—	—	5,645	—	5,645
Accumulated depreciation, depletion and amortisation	(1,971)	—	—	—	—	—	(10,310)	—	(12,281)

Net capitalised costs	158	—	—	—	—	—	30,002	—	30,160

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

2017

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	443,193	38,541	2,435	84,241	19,534	54,731	1,916	11,586	656,177
Unproved oil and gas properties	16,163	1,195	2	30,690	103,637	34,471	7,917	40,089	234,164
Accumulated depreciation, depletion and amortisation	(299,171)	(26,786)	(1,480)	(64,047)	(27,894)	(31,835)	(942)	(40,350)	(492,505)

Net capitalised costs	160,185	12,950	957	50,884	95,277	57,367	8,891	11,325	397,836

2017

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	2,159	—	—	—	—	—	33,227	—	35,386
Unproved oil and gas properties	—	—	—	—	—	—	4,743	—	4,743
Accumulated depreciation, depletion and amortisation	(2,138)	—	—	—	—	—	(11,601)	—	(13,739)

Net capitalised costs	21	—	—	—	—	—	26,369	—	26,390

(d)	Costs incurred in oil and gas property acquisition, exploration and development

2015

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	9,516	908	54	1,169	461	1,236	1,123	714	15,181
Development costs*	22,726	4,582	—	9,469	2,465	7,216	60	72	46,590

Total costs incurred	32,242	5,490	54	10,638	2,926	8,452	1,183	786	61,771

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

2015

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	59	—	—	—	—	—	33	—	92
Development costs*	241	—	—	—	—	—	2,811	—	3,052

Total costs incurred	300	—	—	—	—	—	2,844	—	3,144

2016

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	6,243	8	37	225	303	642	1,588	305	9,351
Development costs*	14,420	3,549	—	12,701	1,610	6,476	219	538	39,513

Total costs incurred	20,663	3,557	37	12,926	1,913	7,118	1,807	843	48,864

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

2016

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	10	—	—	—	—	—	222	—	232
Development costs*	—	—	—	—	—	—	1,833	—	1,833

Total costs incurred	10	—	—	—	—	—	2,055	—	2,065

2017

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	7,933	46	7	329	64	275	1,143	767	10,564
Development costs*	16,360	4,001	—	9,180	2,353	8,310	1,052	913	42,169

Total costs incurred	24,293	4,047	7	9,509	2,417	8,585	2,195	1,680	52,733

2017

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	—	—	—	—	—	—	59	—	59
Development costs*	2	—	—	—	—	—	2,822	—	2,824

Total costs incurred	2	—	—	—	—	—	2,881	—	2,883

*	The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

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

Present value of estimated future net cash flows:

2015

Consolidated entities

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	791,748	59,432	12,649	49,238	254,224	64,372	442	36,157	1,268,262
Future production costs		(268,950)	(28,572)	(3,332)	(17,100)	(192,827)	(20,123)	(312)	(26,695)	(557,911)
Future development costs	(2)	(184,967)	(12,962)	(2,442)	(26,992)	(40,130)	(26,609)	—	(2,533)	(296,635)
Future income taxes		(46,043)	(4,769)	(1,733)	—	(5,317)	—	(43)	(4,296)	(62,201)

Future net cash flows	(3)	291,788	13,129	5,142	5,146	15,950	17,640	87	2,633	351,515
10% discount factor		(127,971)	(5,392)	(1,664)	(5,868)	(20,616)	(13,726)	(22)	(252)	(175,511)

Standardised measure of discounted future net cash flows		163,817	7,737	3,478	(722)	(4,666)	3,914	65	2,381	176,004

2015

Enterprise’s share of equity method investees

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	579	—	—	—	—	—	74,356	—	74,935
Future production costs		(928)	—	—	—	—	—	(29,858)	—	(30,786)
Future development costs	(2)	(575)	—	—	—	—	—	(10,703)	—	(11,278)
Future income taxes		—	—	—	—	—	—	(11,823)	—	(11,823)

Future net cash flows	(3)	(924)	—	—	—	—	—	21,972	—	21,048
10% discount factor		213	—	—	—	—	—	(12,014)	—	(11,801)

Standardised measure of discounted future net cash flows		(711)	—	—	—	—	—	9,958	—	9,247

Total standardised measure of discounted future net cash flow		163,106	7,737	3,478	(722)	(4,666)	3,914	10,023	2,381	185,251

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

2016

Consolidated entities

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	858,295	63,639	10,553	34,626	90,596	75,151	327	23,410	1,156,597
Future production costs		(315,248)	(35,825)	(2,757)	(9,273)	(69,337)	(18,499)	(220)	(7,606)	(458,765)
Future development costs	(2)	(160,725)	(8,222)	(2,175)	(17,687)	(7,202)	(21,364)	(43)	(8,267)	(225,685)
Future income taxes		(60,468)	(4,611)	(1,371)	—	—	—	(86)	(2,091)	(68,627)

Future net cash flows	(3)	321,854	14,981	4,250	7,666	14,057	35,288	(22)	5,446	403,520
10% discount factor		(139,345)	(5,753)	(1,165)	(3,718)	(9,727)	(20,380)	(3)	196	(179,895)

Standardised measure of discounted future net cash flows		182,509	9,228	3,085	3,948	4,330	14,908	(25)	5,642	223,625

2016

Enterprise’s share of equity method investees

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	1,801	—	—	—	—	—	68,573	—	70,374
Future production costs		(1,074)	—	—	—	—	—	(27,179)	—	(28,253)
Future development costs	(2)	(547)	—	—	—	—	—	(9,113)	—	(9,660)
Future income taxes		—	—	—	—	—	—	(11,292)	—	(11,292)

Future net cash flows	(3)	180	—	—	—	—	—	20,989	—	21,169
10% discount factor		114	—	—	—	—	—	(11,412)	—	(11,298)

Standardised measure of discounted future net cash flows		294	—	—	—	—	—	9,577	—	9,871

Total standardised measure of discounted future net cash flow		182,803	9,228	3,085	3,948	4,330	14,908	9,552	5,642	233,496

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

2017

Consolidated entities

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	856,256	50,074	10,163	24,917	299,553	97,944	27,183	30,636	1,396,726
Future production costs		(316,050)	(22,714)	(2,589)	(1,394)	(222,849)	(42,432)	(12,435)	(11,422)	(631,885)
Future development costs	(2)	(157,966)	(4,134)	(1,825)	(1,593)	(42,844)	(18,495)	(5,938)	(7,685)	(240,480)
Future income taxes		(64,232)	(6,535)	(1,450)	—	—	—	(2,157)	(3,856)	(78,230)

Future net cash flows	(3)	318,008	16,691	4,299	21,930	33,860	37,017	6,653	7,673	446,131
10% discount factor		(142,001)	(6,014)	(1,090)	(4,860)	(28,254)	(18,369)	(3,290)	(349)	(204,227)

Standardised measure of discounted future net cash flows		176,007	10,677	3,209	17,070	5,606	18,648	3,363	7,324	241,904

2017

Enterprise’s share of equity method investees

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	1,581	—	—	—	—	—	90,964	—	92,545
Future production costs		(985)	—	—	—	—	—	(35,472)	—	(36,457)
Future development costs	(2)	—	—	—	—	—	—	(11,342)	—	(11,342)
Future income taxes		—	—	—	—	—	—	(15,446)	—	(15,446)

Future net cash flows	(3)	596	—	—	—	—	—	28,704	—	29,300
10% discount factor		(364)	—	—	—	—	—	(15,594)	—	(15,958)

Standardised measure of discounted future net cash flows		232	—	—	—	—	—	13,110	—	13,342

Total standardised measure of discounted future net cash flow		176,239	10,677	3,209	17,070	5,606	18,648	16,473	7,324	255,246

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

(1)	Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil and gas properties.

Changes in the standardised measure of discounted future net cash flows:

	2015
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee

Standardised measure, beginning of year	390,873	10,225	401,098
Sales of production, net of royalties and production costs	(107,455)	(288)	(107,743)
Net change in prices, net of royalties and production costs	(306,900)	(5,484)	(312,384)
Extensions discoveries and improved recovery, net of related future costs	68,657	904	69,561
Change in estimated future development costs	38,995	(247)	38,748
Development costs incurred during the year	65,680	2,904	68,584
Revisions in quantity estimates	(37,789)	545	(37,244)
Accretion of discount	50,466	1,720	52,186
Net change in income taxes	64,907	1,040	65,947
Purchase/(disposal) of properties	—	(2)	(2)
Changes in timing and other	(51,430)	(2,070)	(53,500)

Standardised measure, end of year	176,004	9,247	185,251

	2016
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee
Standardised measure, beginning of year	176,004	9,247	185,251
Sales of production, net of royalties and production costs	(91,173)	(581)	(91,754)
Net change in prices, net of royalties and production costs	(25,703)	(2,029)	(27,732)
Extensions discoveries and improved recovery, net of related future costs	44,152	949	45,101
Change in estimated future development costs	28,951	451	29,402
Development costs incurred during the year	39,369	1,574	40,943
Revisions in quantity estimates	(2,363)	287	(2,076)
Accretion of discount	21,650	1,560	23,210
Net change in income taxes	(11,590)	571	(11,019)
Purchase/(disposal) of properties	15	—	15
Changes in timing and other	44,313	(2,157)	42,156

Standardised measure, end of year	223,625	9,872	233,497

CNOOC LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in millions of Renminbi unless otherwise stated)

	2017
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee
Standardised measure, beginning of year	223,625	9,872	233,497
Sales of production, net of royalties and production costs	(120,396)	(458)	(120,854)
Net change in prices, net of royalties and production costs	18,779	1,458	20,237
Extensions discoveries and improved recovery, net of related future costs	31,649	1,322	32,971
Change in estimated future development costs	(37,582)	(1,783)	(39,365)
Development costs incurred during the year	40,766	1,584	42,350
Revisions in quantity estimates	67,569	(133)	67,436
Accretion of discount	24,838	1,415	26,253
Net change in income taxes	(7,348)	(2,201)	(9,549)
Purchase/(disposal) of properties	325	5,069	5,394
Changes in timing and other	(321)	(2,804)	(3,125)

Standardised measure, end of year	241,904	13,341	255,245