Form 20-F
period 2018-12-31
CNOOC LTD
filed 2019-04-23
CIK 1095595

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

Commission File Number 1-14966

CNOOC LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Hong Kong

(Jurisdiction of incorporation or organization)

65th Floor, Bank of China Tower

One Garden Road, Central

Hong Kong

(Address of principal executive offices)

Xiaonan Wu

65th Floor, Bank of China Tower

One Garden Road, Central

Hong Kong

Tel +852 2213 2500

Fax +852 2525 9322

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing 100 shares Shares(1)	New York Stock Exchange, Inc. New York Stock Exchange, Inc.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐      No ☐

TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•	“CNOOC” are to our controlling shareholder, China National Offshore Oil Corporation, a PRC state-owned enterprise, or China National Offshore Oil Corporation and its subsidiaries (excluding us and our subsidiaries), as the case may be;

•	“CNOOC Limited” are to CNOOC Limited, a Hong Kong limited liability company and the registrant of this annual report;

•	“Company”, “Group”, “we”, “our” or “us” are to CNOOC Limited and its subsidiaries;

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 100 shares;

•	“Cdn$” are to Canadian dollar, the legal currency of Canada;

•	“China” or “PRC” are to the People’s Republic of China, excluding for purposes of geographical reference in this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited;

•	“HK$” are to Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

•	“HKICPA” are to the Hong Kong Institute of Certified Public Accountants;

•	“HKFRSs” are to all Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations approved by the Council of the HKICPA;

•	“IASB” are to the International Accounting Standards Board;

•	“IFRSs” are to all International Financial Reporting Standards, including International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board;

•	“NYSE” are to the New York Stock Exchange;

•	“Rmb” are to Renminbi, the legal currency of the PRC;

•	“TSX” are to the Toronto Stock Exchange;

•	“U.K.” are to the United Kingdom of Great Britain and Northern Ireland;

•	“U.S.” are to the United States of America; and

•	“US$” are to U.S. dollar, the legal currency of the United States of America.

Conventions

We publish our financial statements in Renminbi. Unless otherwise indicated, we have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2018 of US$1.00=Rmb 6.8755. We have translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Hong Kong dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2018 of US$1.00=HK$ 7.8305. We have also translated amounts in Canadian dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Canadian dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2018 of US$1.00=Cdn$ 1.3644. We make no representation that the Renminbi amounts, Hong Kong dollar amounts or Canadian dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2018, or at all. For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not add correctly due to rounding of numbers.

For the years 2016, 2017 and 2018, approximately 60%, 65% and 69% respectively, of our reserves were evaluated by our internal reserve evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Our reserve data for 2016, 2017 and 2018 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009. Except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees.

In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, SES, Madura and Tangguh projects in Indonesia in Asia, and Wenchang 9-2/9-3/10-3 and Yacheng 13-1/13-4 gas fields in China, which we have used actual thermal unit for such conversion purpose.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

•	“API gravity” means the American Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees;

•	“appraisal well” means an exploratory well drilled after a successful wildcat well to gain more information on a newly discovered oil or gas reserve;

•	“developed oil and gas reserves” are reserves of any category that can be expected to be recovered:

(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving any well;

•	“exploratory well” means a well drilled to find either a new field or a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well;

•	“LNG” means liquefied natural gas;

•	“net wells” means a party’s working interests in wells;

•	“proved oil and gas reserves” means those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. In addition,

(i) the area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geosciences and engineering data;

(ii) in the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geosciences, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty;

(iii) where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geosciences, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty;

(iv) reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities;

(v) existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions;

•	“PSC” means production sharing contract. For more information about PSC, see “Item 4—Information on the Company—Business Overview—Regulatory Framework in the PRC”;

•	“share oil” means the portion of production that must be allocated to the relevant government entity under our PSCs in the PRC;

•	“undeveloped oil and gas reserves” means reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. In addition,

(i) reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances;

(ii) undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time; and

(iii) under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

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

Our reserve replacement ratio reflects our ability to replace proved reserves. A rate higher than 100% indicates that more reserves were added than produced in the period. However, this measure has limitations, including its predictive and comparative value. Reserve replacement ratio measures past performance only and fluctuates from year to year due to differences in the extent and timing of new discoveries and acquisitions. It is also not an indicator of profitability because it does not reflect the cost or timing of future production of reserve additions. It does not distinguish between reserve additions that are developed and those that will require additional time and funding to develop. As such, reserve replacement ratio is only one of the indices used by our management in formulating our acquisition, exploration and development plans.

•	“reserve life” means the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas, also known as reserve-to-production ratio;

•	“seismic data” means data recorded in either two-dimensional (2D) or three-dimensional (3D) form from sound wave reflections off of subsurface geology;

•	“success” means a discovery of oil or gas by an exploratory well. Such an exploratory well is a successful well and is also known as a discovery. A successful well is commercial, which means there are enough hydrocarbon deposits discovered for economic recovery;

•	“wildcat well” means an exploratory well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries;

References to:

•	“bbls” means barrels, which is equivalent to approximately 0.134 tons of oil (33 degrees API);

•	“mmbbls” means million barrels;

•	“BOE” means barrels-of-oil equivalent;

•	“mcf” means thousand cubic feet;

•	“mmcf” means million cubic feet;

•	“bcf” means billion cubic feet, which is equivalent to approximately 28.32 million cubic meters; and

•	“BTU” means British Thermal Unit, a universal measurement of energy.

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board.

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

The following tables present selected historical financial data of our Company as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data and consolidated statement of profit or loss and other comprehensive income data set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. As disclosed above under “Special Note on the Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated financial statements have been prepared and presented in accordance with IFRSs.

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Statement of profit or loss and other comprehensive income data:
Operating revenues:
Oil and gas sales	218,210	146,597	121,325	151,888	185,872	27,034
Marketing revenues	50,263	21,422	20,310	28,907	35,830	5,211
Other revenue	6,161	3,418	4,855	5,595	5,261	765
Total operating revenues	274,634	171,437	146,490	186,390	226,963	33,010

Expenses:
Operating expenses	(31,180)	(28,372)	(23,211)	(24,282)	(24,251)	(3,527)
Taxes other than income tax	(11,842)	(10,770)	(6,941)	(7,210)	(9,127)	(1,327)
Exploration expenses	(11,525)	(9,900)	(7,359)	(6,881)	(12,924)	(1,880)
Depreciation, depletion and amortization	(58,286)	(73,439)	(68,907)	(61,257)	(50,640)	(7,365)
Special oil gain levy	(19,072)	(59)	-	(55)	(2,599)	(378)
Impairment and provision	(4,120)	(2,746)	(12,171)	(9,130)	(567)	(82)
Crude oil and product purchases	(47,912)	(19,840)	(19,018)	(27,643)	(33,558)	(4,881)
Selling and administrative expenses	(6,613)	(5,705)	(6,493)	(6,861)	(7,286)	(1,060)
Others	(3,169)	(3,150)	(4,802)	(6,021)	(5,772)	(840)
Total expenses	(193,719)	(153,981)	(148,902)	(149,340)	(146,724)	(21,340)

Profit/(loss) from operating activities	80,915	17,456	(2,412)	37,050	80,239	11,670
Interest income	1,073	873	901	653	796	116
Finance costs	(4,774)	(6,118)	(6,246)	(5,044)	(5,037)	(733)
Exchange gains /(losses), net	1,049	(143)	(790)	356	(141)	(21)
Investment income	2,684	2,398	2,774	2,409	3,685	536
Share of profits/(losses) of associates	232	256	(609)	302	406	59
Profit/(loss) attributable to a joint venture	774	1,647	533	553	(5,593)	(813)
Other income, net	560	761	574	78	822	120

Profit/(loss) before tax	82,513	17,130	(5,275)	36,357	75,177	10,934
Income tax (expense)/credit	(22,314)	3,116	5,912	(11,680)	(22,489)	(3,271)

Profit for the year	60,199	20,246	637	24,677	52,688	7,663

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Earnings per share (basic)(2)	1.35	0.45	0.01	0.55	1.18	0.17
Earnings per share (diluted)(3)	1.35	0.45	0.01	0.55	1.18	0.17
Earnings per ADS (basic)(2)	134.83	45.35	1.43	55.40	118.01	17.16
Earnings per ADS (diluted)(3)	134.57	45.31	1.43	55.40	117.99	17.16

Dividend per share
Interim	0.198	0.205	0.105	0.170	0.266	0.04
Proposed final	0.254	0.210	0.204	0.243	0.341	0.05

	As of December 31,
	2014	2015	2016	2017	2018	2018
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	14,918	11,867	13,735	12,572	14,432	2,099
Available-for sale financial assets(1)	54,030	-	-	-	-	-
Other financial assets(1)	-	71,806	52,889	74,344	125,283	18,222
Current assets	140,708	140,211	122,045	138,838	190,082	27,646
Property, plant and equipment, net	463,222	454,141	432,465	395,868	407,337	59,245
Investments in associates	4,100	4,324	3,695	4,067	4,433	645
Investments in a joint venture	21,150	24,089	26,300	25,079	20,268	2,948
Intangible assets	16,491	16,423	16,644	15,070	15,717	2,286
Available-for-sale financial assets(1)	5,337	-	-	-	-	-
Equity investments(1)	-	3,771	4,266	3,540	4,048	589
Total assets	662,859	664,362	637,681	617,219	678,779	98,724
Current loans and borrowings	31,180	33,585	19,678	13,892	7,042	1,024
Current liabilities	103,498	84,380	67,090	61,412	70,242	10,216
Non-current loans and borrowings	105,383	131,060	130,798	118,358	132,479	19,268
Total non-current liabilities	179,751	193,941	188,220	175,832	191,172	27,805
Total liabilities	283,249	278,321	255,310	237,244	261,414	38,021
Capital stock	43,081	43,081	43,081	43,081	43,081	6,266
Shareholders’ equity	379,610	386,041	382,371	379,975	417,365	60,703

___________________

(1)	From January 1, 2015, the Company early adopted IFRS/HKFRS 9 (2009) - Financial Instruments. Certain financial assets have been classified into new categories.

(2)	Earnings per share (basic) and earnings per ADS (basic) for each year from 2014 to 2018 have been computed, without considering the dilutive effect of the shares underlying our share option schemes by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 44,647,455,984 and 446,474,560, respectively, for each year from 2014 to 2018, in each case based on a ratio of 100 shares to one ADS.

(3)	Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2014 to 2018 have been computed, after considering the dilutive effect of the shares underlying our share option schemes by using 44,734,774,504 shares and 447,347,745 ADSs for 2014, 44,684,819,053 shares and 446,848,191 ADSs for 2015, 44,659,140,488 shares and 446,591,405 ADSs for 2016, and 44,651,557,953 shares and 446,515,580 ADSs for 2017, and 44,656,022,966 shares and 446,560,230 ADSs for 2018.

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
		(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(1)	95,673	67,674	51,347	47,734	50,411	7,333
Cash provided by/(used for):
Operating activities	110,508	80,095	72,863	94,734	123,883	18,018
Investing activities	(90,177)	(76,495)	(27,953)	(64,411)	(94,861)	(13,797)
Financing activities	(19,486)	(6,893)	(43,240)	(31,271)	(27,370)	(3,981)
Gearing ratio(2)	26.5%	29.9%	28.2%	25.8%	25.1%	25.1%

____________________

(1)	Capital expenditures paid exclude those relating to acquisition of oil and gas properties.

(2)	Interest bearing debt divided by the sum of interest bearing debt and equity.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Although we have established the risk management system to identify, analyze, evaluate and respond to risks, our business activities may subject to the following risks, which could have material effects on our strategy, operations, compliance and financial condition. We urge you to carefully consider the risks described below.

Our business, cash flows and profits fluctuate with volatility in oil and gas prices.

Prices for crude oil, natural gas and oil products may fluctuate widely in response to relative changes in the supply and demand for crude oil and natural gas, market uncertainty and various other factors beyond our control, including, but not limited to overall economic conditions, political instability, armed conflict and acts of terrorism, economic conditions and actions by major oil-producing countries, the price and availability of other energy sources, domestic and foreign government regulations, natural disasters and weather conditions. Changes in oil and gas prices could have a material effect on our business, cash flows and earnings.

Oil and gas prices are volatile. A downward trend in oil and gas prices which lasts for a long period may adversely affect our business, revenue and profits, and may also result in write-off of higher cost reserves and other assets, reduction of the amount of oil and natural gas we can produce economically and termination of existing contracts that have become uneconomic. The prolonged slump in oil and natural gas prices may also impact our long-term investment strategy and operation capability for our projects.

Our business and strategy may be substantially affected by complex macro economy, political instability, war and terrorism and changes in policy and fiscal and tax regimes.

Despite the global economy has been recovering, some of the countries in which we operate may be considered politically and economically unstable. As a result, our financial condition and operating results could be adversely affected by associated international activities, domestic civil unrest and general strikes, political instability, war and acts of terrorism. Any changes in regime or social instability, or other political, economic or diplomatic developments, or changes in fiscal and tax regimes are not within our control. Our operations, existing assets or future investments may be materially and adversely affected by these changes. In addition, our operations and assets may also be subject to potential trade and economic sanctions due to deteriorated relations between different countries.

Our financial performance is affected by the tax and fiscal regimes of host countries in which we operate. Any changes in these regimes may result in increased costs, including the potential for additional or double taxation being imposed on our Company in some circumstances. For example, the Organization for Economic Co-operation and Development (OECD)’s “Base Erosion and Profit Shifting Project” (BEPS Project) was initiated to enhance multilateral cooperation and strengthen supervision on global corporate taxation and transfer pricing activities. Numerous countries have responded to the BEPS Project by implementing tax law changes and amending tax treaties at a rapid pace.

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

In addition to competition, as we need to obtain various approvals from governmental and other regulatory authorities in order to maintain our operations, we may face unfavorable results such as project delays and cost overruns, which may further impact the realization of our strategies and materially and adversely impact our financial condition.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and the long-lasting accuracy of our price assumptions.

We review the oil and natural gas price assumptions on a periodic basis when evaluating project decisions and business opportunities. We generally test projects and other business opportunities against a long-term price range. While we believe our current long-term price assumptions are prudent, if such assumptions proved to be incorrect, it could have a material adverse effect on our Company. For short-term planning purposes, we stress test the project feasibility against a wider range of prices.

Rising climate change concerns could lead to additional regulatory measures that may result in higher costs.

It is expected that the CO2 emissions will increase as our production grows. CO2 emissions from flaring will increase if there are no proven and reliable gas gathering systems in place. With the coming into force of the Paris Agreement and the continuing growth of public’s awareness of climate change problems, the carbon emission policies of different countries are gradually enacted. The Company will be supervised by relevant agencies and organizations in the future. If we are unable to find economically viable and publicly acceptable solutions that could reduce our CO2 emissions for new and existing projects, we may experience additional costs and our reputation may be affected.

Mergers, acquisitions and divestments may expose us to additional risks and uncertainties, and we may not be able to realize the anticipated benefits from mergers, acquisitions and divestments.

Mergers and acquisitions may not succeed due to various reasons, such as difficulties in integrating activities and realizing synergies, outcomes differing from key assumptions, host governments reacting or responding in a different manner from that envisaged, or liabilities and costs being underestimated. Any of these would reduce our ability to realize the anticipated benefits. We may not be able to successfully divest non-core assets at acceptable prices, resulting in increased pressure on our cash position. In the case of divestments, we may be held liable for past acts, or failures to act or perform responsibilities. We may also be subject to liabilities if a purchaser fails to fulfill our commitments. These risks may result in an increase in our costs and inability to achieve our business goals.

The nature of our operations exposes us and the communities in which we operate to a wide range of health, safety, security and environment risks.

Every aspect of our daily operations exposes us to health, safety, security and environment (“HSSE”) risks given the geographical area, operational diversity and technical complexity of our operations. Our operations include productions and transportations of oil and gas in environmentally sensitive regions and politically unstable areas, such as the basins in Uganda, Iraq, as well as offshore fields far away from land, especially deep-water fields. Our operations expose us and the areas in which we operate to a number of risks, including potential major process safety incidents, natural disasters, social unrest, health and safety lapses and destruction by third party external forces, such as platform destruction caused by typhoon and sea ice, and oil spills and gas leaks caused by external force damage suffered by submarine pipelines. If a major HSSE risk materializes, such as an explosion or hydrocarbon spill, this could result in casualties, environmental damage, disruption of business activities, depending on their cause and severity, material damage to our reputation, exclusion from bidding on mineral rights and eventually loss of our license to operate. In certain circumstances, liabilities could be imposed without regard to our fault in the matter. Regulatory requirements for HSSE in different countries where we operate change constantly and may become more stringent over time. In the future, we may incur significant additional costs in complying with such requirements or bear liabilities such as fines, penalties, clean-up costs and third-party claims, as a result of breach of HSSE-related laws and regulations.

We maintain various insurance policies for our operations against potential losses. However, our ability to insure against our risks is subject to the availability of relevant insurance products in the market. In addition, we cannot ensure you that our insurance coverage is sufficient enough to cover any losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies on a timely basis, or at all. If any of our losses are not covered by our insurance coverage, or if the insurance compensation is less than our losses or the claim is not paid on a timely basis, our business, financial condition and results of operations could be materially and adversely affected.

Violations of anti-fraud, anti-corruption and corporate governance laws may expose us to various risks.

Laws and regulations of the host countries or regions in which we operate, such as laws on anti-corruption, anti-fraud and corporate governance, are constantly changing and strengthening, especially in the United States, the United Kingdom, Canada, Australia, Guyana and China. The compliance with these laws and regulations may increase our cost. If our directors, executives or employees fail to comply with any of such laws and regulations, it may expose us to prosecution or punishment, damage to our brand and reputations, the ability to obtain new resources and/or access to the capital markets, and it may even expose us to civil or criminal liabilities.

The activities of our controlling shareholder, CNOOC, or its affiliates in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention and possible sanctions imposed on CNOOC, which could adversely affect our shareholders.

U.S. government at federal, state or local levels imposes extensive economic sanctions against certain geographical areas and their populations or against designated governments, organizations, individuals and entities wherever located. In 2018, U.S. government fully re-imposed economic sanctions against Iran that were waived or lifted pursuant to the Joint Comprehensive Plan of Action with Iran. Such changes add uncertainty to the interpretation or implementation of U.S. government with respect to current or future activities by CNOOC or its affiliates (if any) in countries or with individuals or entities that are the subject of U.S. primary and secondary sanctions. If there are any sanctions imposed on CNOOC by U.S. government, we could be prohibited from engaging in business activities in the U.S. or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited. Pension or endowment funds of certain U.S. state and local governments or universities may sell our securities due to certain restrictions on investments in companies that engage in activities in sanctioned countries, such as Iran and Sudan. We may also be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our Company and investment in our Company.

As required by the Iran Threat Reduction and Syria Human Rights Act of 2012, which added a disclosure requirement to the Securities Exchange Act of 1934, we are providing certain information regarding our non-controlled affiliate’s activities. To our knowledge, in 2018, China Oilfield Services Limited (COSL), one of our non-controlled affiliates, provided certain drilling services in Iran. We cannot predict at this time whether U.S. sanctions will be imposed on any of our affiliates.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

Our exploration and development activities involve inherent risks, including the risk of not discovering commercially productive oil or gas reservoirs and that the wells we drill may not be able to commence production or may not be sufficiently productive to generate a return of our partial or full investments. In addition, approximately 58.0% of our proved reserves were undeveloped as of December 31, 2018. Our future success depends on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

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

Technology and innovation are vital for us in meeting the global energy demands in a competitive environment and challenges from exploration and development. For example, we strive to rely on technologies and innovations to enhance our competiveness in the development of unconventional oil and gas resources, including heavy oil, oil sands, shale oil and gas and coalbed methane, and deep water exploration and development, offshore enhanced oil recovery. In the context of an operating environment with more stringent environmental compliance standards and requirements, although current knowledge recognize these newly developed technologies as safe to the environment, there still exists unknown or unpredictable elements that may have an impact on the environment. This may in turn harm our reputation and operation, increase our costs or even result in litigations and sanctions.

Breach of our cyber security or break down of our IT infrastructure could damage our operations and our reputation.

Intentional attacks on our cyber system, negligent management of our cyber security and IT system management and other factors may cause damage or break down to our IT infrastructure, which may disrupt our operations, result in loss or misuse of data or sensitive information, cause injuries, environmental harm or damage in assets, violate laws or regulations and result in potential legal liability. These actions could result in increased costs or damage to our reputation.

CNOOC largely controls us and we regularly enter into connected party transactions with CNOOC and its affiliates.

Currently, CNOOC indirectly owns or controls 64.44% of our shares. As a result, CNOOC is able to control our board composition, or our Board, determine the timing and amount of dividend payments, and control us in various aspects. In addition, under current PRC laws, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for the petroleum resources exploitation in offshore China. Although CNOOC has undertaken to transfer all of its rights and obligations to us (except for those relating to administrative functions as a state-owned company) under any new PSCs that it enters into, our strategies, results of operations and financial position may be adversely affected in the event CNOOC takes actions that favour its own interests over ours.

In addition, we regularly enter into connected transactions with CNOOC and its affiliates. Certain connected transactions require a review by the Hong Kong Stock Exchange and are subject to prior approvals by the independent shareholders. If these transactions are not approved, we may not be able to proceed with these transactions as planned and it may adversely affect our business and financial condition.

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

First Nation in Canada have claimed aboriginal title and rights to the lands and mineral resources in a substantial portion of western Canada. As a result, negotiations with aboriginal people on surface activities are required and may result in timing uncertainties or delays of future development activities. Declaration by the First Nation, if successful, could have a significant adverse effect on our business in Canada.

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

Key sales customers – if any of our key customers reduced their crude oil or natural gas purchases from us significantly, our results of operation could be adversely affected. In order to reduce reliance on a single customer, in crude oil sales, we adopt measures including signing annual sales contracts, developing sales plans, and participating in market competition so as to maintain a stable cooperation with customers. In natural gas sales, we adopt measures including signing long-term GSA with take or pay clause so as to minimize the risk of impact on our financial condition.

Key suppliers – we have strengthened our communication in business with our key suppliers in order to maintain a good working relationship. We have also established strategic partnerships through communications and reached a consensus on corporate cultures and win-win cooperation. Further, we actively explore new suppliers to ensure adequacy and foster competition of supplies.

We face currency risks and liquidity risks.

Currency risks – Our oil and gas sales are substantially denominated in Renminbi and U.S. dollars. The appreciation of the Renminbi against the U.S. dollar may result in double effects, that it may decrease our revenue in the sales of oil and gas and, decrease our costs of equipment and import of raw materials in the meantime.

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

The audit reports included in this annual report filed with the SEC have been prepared by our auditor, an independent registered public accounting firm, whose work is not inspected by the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and, as such, it is unlikely for the PCAOB to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures and quality control procedures.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the SEC, as a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within China and, without the approval of PRC authorities, the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations, our independent registered public accounting firm is not currently inspected by the PCAOB. Therefore, it is unlikely for the PCAOB to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Furthermore, on December 7, 2018, the PCAOB published a list of companies, including us, whose auditors are located in jurisdictions where there are obstacles to the PCAOB inspections. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem.

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

Overview

We are an upstream company specializing in oil and natural gas exploration, development and production. We are the dominant oil and natural gas producer in offshore China, and in terms of reserves and production, we are one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2018, we had net proved reserves of approximately 4.96 billion BOE (including approximately 0.37 billion BOE in our equity method investees). In 2018, we achieved a total net oil and gas production of 1,301,438 BOE per day (including net oil and gas production of approximately 58,080 BOE per day in our equity method investees).

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

Large and diversified asset base with significant exploitation opportunities

We have a large net proved reserve base spread across offshore China and globally. As of December 31, 2018, we had approximately 4.96 billion BOE of net proved reserves. Our core operating area, offshore China, contributed to approximately 56.5% of our net proved reserves, while overseas contributed to the balance of 43.5%.

In addition to offshore China, we have a diversified global portfolio which provides us with further exploration and exploitation potential. We have a strong track record of successfully acquiring and operating many quality overseas upstream assets worldwide. Currently, we have assets in resource rich countries such as Indonesia, Australia, Nigeria, Uganda, the United States, Canada, the United Kingdom, Brazil and Guyana.

As of December 31, 2018, approximately 58.0% of our net proved reserves were classified as net proved undeveloped. Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating areas in offshore China with demonstrated exploration potential

We are the dominant oil and gas producer in offshore China, a region that we believe has substantial exploration upside. As of December 31, 2018, our total major exploration areas acreage in offshore China was approximately 252 thousand square kilometers. We believe that offshore China is relatively underexplored, compared to other prolific offshore exploration areas such as the shallow water of the U.S. Gulf of Mexico, providing us with substantial exploration upside.

We have maintained an active drilling exploration program, which continues to demonstrate the exploration potential of offshore China. During 2018, we and our foreign partners have together drilled a total of 166 exploratory wells in offshore China, of which 67 were wildcat wells. During the same year, we and our foreign partners made 12 new discoveries in offshore China.

Successful independent exploration and development track record

We have a strong record of growing our reserves base for oil and natural gas, both independently and with our foreign partners through PSCs. In recent years, we have been adding reserves and production mainly through independent exploration and development. As of the end of 2018, in offshore China, approximately 85.0% of our net proved reserves were independent and approximately 78.0% of our production generated from independent projects.

In 2018, in offshore China, our independent exploration resulted in 11 new discoveries. We also successfully appraised 16 oil and gas structures. On the development front, our major new development projects progressed smoothly with four new projects on stream in offshore China.

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

Experienced management team and a high level of corporate governance standard

Our senior management team has extensive experience in the oil and gas industry. Most of our executives have extensive experience in the oil and gas industry. Many of our management team and staff members have worked closely with international partners both within and outside China through numerous joint operations.

We have always upheld and attained high standard of business ethics, for which our transparency and standard of governance have been recognized by the public and our shareholders. In 2018, we were awarded as the “Best Investor Relations Company (China)” and “Asia’s Best CEO (Investor Relations (China))” by Corporate Governance Asia Magazine, “Top 100 Global Energy Leaders” by Thomson Reuters, “2018 China Securities Golden Bauhinia Awards - Best Listed Companies” and “Best CEO of Listed Companies” by Ta Kung Wen Wei Media Group and “Corporate Awards - Platinum” by The Asset.

Business Strategy

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

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

We increase our production primarily through the development of proved undeveloped reserves. As of December 31, 2018, approximately 58.0% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining increasing production in the future.

Develop natural gas business

We will continue to develop the natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

We adopt the low-carbon development concept and proactively expands the natural gas business. In 2018, Bozhong 19-6 gas field was successfully appraised and proved to contain proved in-place volume of condensate over 100 million cubic meters and natural gas over 100 billion cubic meters. In addition, Lingshui 17-2 gas field, the first self-operated major deep-water natural gas field discovery in offshore China, entered into its development and construction stage. The project is expected to effectively promote the development of deep-water natural gas in the South China Sea and will be an important growth driver for our natural gas production in the future.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

In 2018, we continued our efforts to lower costs and enhance efficiency through innovation in technology and management. All-in cost decreased for the fifth consecutive year. Under the environment of oil price fluctuations, we attached more importance to cash flow management and maintained a healthy financial position.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

Our reserve data were prepared in accordance with the SEC’s final rules on Modernization of Oil and Gas Reporting.

	Year ended December 31,
	2016	2017	2018
Net Production(2):
Oil (daily average bbls/day)	1,083,101	1,064,986	1,050,749
Gas (daily average mmcf/day)	1,276.2	1,300.6	1,452.6
Oil equivalent (BOE/day)	1,302,922	1,288,128	1,301,438

Net Proved Reserves (as of the end of period):
Oil (mmbbls)	2,015.4	2,295.0	2,413.9
Gas (bcf)	7,486.1	7,543.3	7,626.8
Synthetic Oil (mmbbls)	300.5	785.9	796.3
Bitumen (mmbbls)	0.0	118.4	88.1
Total (million BOE)	3,583.4	4,474.1	4,590.0
Total with equity method investees (million BOE)(2)	3,877.6	4,840.8	4,962.1
Annual reserve replacement ratio(1)	6%	297%	126%
Annual reserve replacement ratio(2)	8%	305%	126%
Estimated reserve life (years)	7.8	9.9	10.1
Estimated reserve life (years)(2)	8.1	10.3	10.5
Standardized measure of discounted future net cash flow (million Rmb)	223,625	241,904	416,075

_________________

(1)	For the calculation of reserve replacement ratio, see “Terms and Conventions—Glossary of Technical Terms”

(2)	Including our interest in equity method investees.

For further information regarding our reserves, see “Item 3—Key Information—Risk Factors—Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position” and “Item 4—Information on the Company—Business Overview—Exploration, Development and Production.”

Summary of Oil and Gas Reserves

The following table sets forth summary information with respect to our estimated net proved reserves of crude oil and natural gas as of the dates indicated.

	Net proved reserves as of December 31,			Net proved reserves as of December 31, 2018
	2016	2017	Crude Oil	Natural Gas	Synthetic Oil	Bitumen	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmboe)
Developed
Offshore China
Bohai	600.8	661.3	612.3	228.6	—	—	650.4
Western South China Sea	165.5	177.4	117.8	452.5	—	—	195.3
Eastern South China Sea	285.2	293.9	166.4	775.7	—	—	295.7
East China Sea	34.9	24.0	5.0	87.1	—	—	19.5
Subtotal	1,086.4	1,156.6	901.5	1,544.0	—	—	1,160.9
Overseas
Asia (excluding China)	160.3	133.4	24.6	531.4	—	—	118.9
Oceania	62.1	53.3	8.3	259.7	—	—	59.2
Africa	40.7	36.9	102.3	—	—	—	102.3
North America (excluding Canada)	124.1	169.2	143.0	275.3	—	—	188.9
Canada	155.7	192.0	—	0.2	136.2	—	136.2
South America	1.5	1.3	1.1	—	—	—	1.1
Europe	81.7	84.6	98.1	3.2	—	—	98.6
Subtotal	626.1	670.7	377.5	1,069.7	136.2	—	705.3
Total Developed	1,712.5	1,827.3	1,279.0	2,613.7	136.2	—	1,866.2

Undeveloped
Offshore China
Bohai	349.4	440.1	491.8	524.8	—	—	579.2
Western South China Sea	653.3	666.7	105.2	3,263.1	—	—	650.5
Eastern South China Sea	220.3	239.8	282.2	127.9	—	—	303.5
East China Sea	111.3	110.2	2.5	648.0	—	—	110.5
Subtotal	1,334.3	1,456.8	881.7	4,563.8	—	—	1,643.7
Overseas
Asia (excluding China)	84.7	92.1	29.5	310.2	—	—	84.4
Oceania	15.3	15.7	0.5	19.8	—	—	4.3
Africa	97.3	100.0	11.4	—	—	—	11.4
North America (excluding Canada)	194.4	183.2	120.4	115.7	—	—	139.7
Canada	144.8	716.2	—	—	660.1	88.1	748.2
South America	—	78.4	78.4	—	—	—	78.4
Europe	0.1	4.6	13.1	3.5	—	—	13.7
Subtotal	536.6	1,190.1	253.2	449.3	660.1	88.1	1,080.1
Total Undeveloped	1,870.9	2,646.8	1,134.8	5,013.1	660.1	88.1	2,723.7
TOTAL PROVED	3,583.4	4,474.1	2,413.9	7,626.8	796.3	88.1	4,590.0
Equity method investees	294.2	366.7	258.1	661.5	—	—	372.2
Total with equity method investees	3,877.6	4,840.8	2,672.0	8,288.2	796.3	88.1	4,962.1

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves as of the dates indicated for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude and Liquids Reserves
(mmbbls)

	As of December 31,		As of December 31, 2018
	2016	2017	Developed	Undeveloped	Total
Offshore China
Bohai	903.8	1050.4	612.3	491.8	1,104.1
Western South China Sea	168.3	196.5	117.8	105.2	223.0
Eastern South China Sea	363.1	371.9	166.4	282.2	448.6
East China Sea	10.6	8.5	5.0	2.5	7.5
Subtotal	1,445.7	1,627.3	901.5	881.7	1,783.2
Overseas
Asia (excluding China)	77.3	69.9	24.6	29.5	54.1
Oceania	12.0	10.7	8.3	0.5	8.8
Africa	138.0	136.9	102.3	11.4	113.7
North America (excluding Canada)	260.3	282.1	143.0	120.4	263.4
Canada	300.5	904.3	136.2(1)	748.2(2)	884.4
South America	1.5	79.7	1.1	78.4	79.5
Europe	80.6	88.4	98.1	13.1	111.2
Subtotal	870.2	1,571.9	513.7	1,001.4	1,515.1
Total	2,315.9	3,199.3	1,415.2	1,883.1	3,298.3
Equity method entities	195.3	244.8	135.7	122.4	258.1
Total with equity method investees	2,511.2	3,444.1	1,550.9	2,005.5	3,556.4

__________________

(1)	Including synthetic oil 136.2 mmbbls

(2)	Including synthetic oil 660.1 mmbbls and bitumen 88.1 mmbbls

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2018
	2016	2017	Developed	Undeveloped	Total
Offshore China
Bohai	278.7	305.7	228.6	524.8	753.4
Western South China Sea	3,896.8	3,880.1	452.5	3,263.1	3,715.6
Eastern South China Sea	854.9	970.5	775.7	127.9	903.7
East China Sea	813.3	754.4	87.1	648.0	735.1
Subtotal	5,843.7	5,910.7	1,544.0	4,563.8	6,107.8
Overseas
Asia (excluding China)	952.4	885.0	531.4	310.2	841.6
Oceania	333.5	297.2	259.7	19.8	279.5
Africa	—	—	—	—	—
North America (excluding Canada)	349.6	421.5	275.3	115.7	390.9
Canada	—	24.2	0.2	—	0.2
South America	—	—	—	—	—
Europe	6.9	4.8	3.2	3.5	6.7
Subtotal	1,642.4	1,632.6	1,069.7	449.3	1,519.0
Total	7,486.1	7,543.3	2,613.7	5,013.1	7,626.8
Equity method investees	574.0	706.8	490.8	170.6	661.5
Total with equity method investees	8,060.1	8,250.1	3,104.5	5,183.7	8,288.2

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2018
	2016	2017	Developed	Undeveloped	Total
Offshore China
Bohai	950.2	1,101.4	650.4	579.2	1,229.7
Western South China Sea	818.8	844.1	195.3	650.5	845.8
Eastern South China Sea	505.5	533.7	295.7	303.5	599.2
East China Sea	146.2	134.2	19.5	110.5	130.0
Subtotal	2,420.7	2,613.3	1,160.9	1,643.7	2,804.6
Overseas
Asia (excluding China)	245.0	225.4	118.9	84.4	203.3
Oceania	77.4	69.0	59.2	4.3	63.6
Africa	138.0	136.9	102.3	11.4	113.7
North America (excluding Canada)	318.6	352.3	188.9	139.7	328.6
Canada	300.5	908.3	136.2	748.2	884.4
South America	1.5	79.7	1.1	78.4	79.5
Europe	81.8	89.2	98.6	13.7	112.3
Subtotal	1,162.7	1,860.8	705.3	1,080.1	1,785.4
Total	3,583.4	4,474.1	1,866.2	2,723.7	4,590.0
Equity method investees	294.2	366.7	220.3	151.9	372.2
Total with equity method investees	3,877.6	4,840.8	2,086.5	2,875.6	4,962.1

Proved Reserves

As of December 31, 2018, we had proved reserves of 4,962.1 million BOE, including 2,672.0 million barrels of crude oil, 796.3 million barrels of synthetic oil, 88.1 million barrels of Bitumen and 8,288.2 bcf of natural gas, representing an increase of 121.3 million BOE as compared to proved reserves of 4,840.8 million BOE as of December 31, 2017.

The changes in our proved reserves mainly include:

•	An increase of 378.8 million BOE due to new discoveries and extensions, details of which are described below:

➢	Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 299.6 million BOE, which are primarily attributable to fields such as Bozhong 19-6, Bozhong 29-6 and Lufeng12-3; and

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 79.2 million BOE, which are primarily attributable to fields such as Buzzard in U.K., OOGC in the United States as well as Long Lake in Canada;

•	An increase of 211.5 million BOE due to revision of previous estimates, details of which are described below:

➢	Offshore China: an increase of 199.6 million BOE caused either by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling, or by changes in economic factors, primarily related to the increase in oil price;

Among them, the proved reserves in Bohai increased from 1,101.4 million BOE as of December 31, 2017 to 1,229.7 million BOE as of December 31, 2018, representing an increase of 296.5 million BOE (production in 2018 was 168.2 million BOE) or 65% of the total offshore China revision, primarily attributable to fields such as Jinzhou 25-1S, Suizhong 36-1 and Bozhong 34-1;

➢	Overseas: an increase of 11.9 million BOE caused either by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling or by changes in economic factors, primarily related to the increase in oil price;

•	The production of 475.0 million BOE in 2018.

As a result of above-mentioned changes in our proved reserves, annual reserve replacement ratio and estimated reserve life as of December 31, 2018 were 126% and 10.5 years, respectively.

Proved Undeveloped Reserves (PUD)

As of December 31, 2018, we had PUD of 2,875.6 million BOE, including 1,257.3 million barrels of crude oil, 660.1 million barrels of synthetic oil, 88.1 million barrels of Bitumen and 5,183.7 bcf of natural gas, representing an increase of 88.3 million BOE as compared to PUD of 2,787.3 million BOE as of December 31, 2017.

The changes in our PUD mainly include:

•	An increase of 357.2 million BOE due to new discoveries and extensions, details of which are described below:

➢	Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 290.1 million BOE, which are primarily attributable to fields such as Bozhong 19-6, Bozhong 29-6 and Lufeng 12-3, etc.; and

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 67.1million BOE which are primarily attributable to Buzzard in U.K., OOGC in the United States and Long Lake in Canada;

•	A decrease of 282.4 million BOE due to PUD converted to Proved Developed Reserves (“PD”);

•	An increase of 13.5 million BOE due to revision of previous estimates, details of which are described below:

➢	Offshore China: an increase of 6.2 million BOE caused either by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling, or by changes in economic factors, primarily related to the increase in oil price;

➢	Overseas: an increase of 7.3 million BOE caused either by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling, or by changes in economic factors, primarily related to the increase in oil price.

In 2018, we had in total 282.4 million BOE PUD converted to PD and we spent approximately Rmb 35.9 billion on developing PUD into PD. Rmb 29.6 billion, or 82%, was spent on major development projects in Bohai, Eastern South China Sea, Western South China Sea in offshore China and Canada, Guyana, Nigeria, U.K. and the United States. The remaining 18%, or Rmb 6.3 billion, was spent mainly on the infill drilling programs in offshore China and Nigeria.

As of December 31, 2018, 227.6 million BOE of our PUD were first booked before 2013. These PUD were mainly located in Western South China Sea, Bohai and Eastern South China Sea, including (i) 152.2 million BOE of Dongfang 13-2 gas field, or 67% of the total in Western South China Sea, which will be put on stream in 2019; (ii) 38.4 million BOE in Bohai, including Qinhuangdao 33-1S and Luda 6-2 oil fields which are scheduled to come on stream in 2020 and 2021; and (iii) 29.3 million BOE in Eastern South China Sea, including Liuhua 16-2 which is under construction and will be put on stream in 2020. The development of PUD relating to the above projects was not completed within five years from initial booking due to the specific circumstances associated with the relevant development activities and delivery obligations. The Company books proved reserves for which development is scheduled to commence after more than five years only if these proved reserves satisfy the SEC’s standards for attribution of proved status and our management has reasonable certainty that these proved reserves will be produced.

Qualifications of Reserve Technical Oversight Group and Internal Controls over Proved Reserves

Reserve data contained in this annual report is based on the definitions and disclosure guidelines contained in the SEC Title 17: “Code of Federal Regulations–Modernization of Oil and Gas Reporting–Final Rule” in the Federal Register (SEC regulations), released on January 14, 2009 and related accounting standards. Our proved reserves estimates were prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the definitions and standards of reserves required by the SEC. Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production decline curves, pressure transient analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on professional judgment and experience.

For 2016, 2017 and 2018, approximately 60%, 65%, and 69%, respectively, of our reserves were evaluated by our internal reserves evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Except as otherwise stated, all amounts of reserves in this report include our interests in equity method investees.

In 2018, we engaged Ryder Scott Company, L.P., Gaffney, Cline & Associates (Consultants) Pte Ltd. and RPS as independent third party consulting firms to perform annual estimates for our net proved oil and gas reserves under our consolidated subsidiaries. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and provides their reserves estimate. These reports have been included as exhibits to this report on Form 20-F.

For overseas assets, approximately 70% of the total net proved oil and gas reserves were evaluated by our internal reserve evaluation staff, which accounted for 30% of our total net proved oil and gas reserves. And we also engaged independent third party consulting firms Ryder Scott Company, L.P., McDaniel & Associates Consultants Ltd. and DeGolyer and MacNaughton to conduct audits for internally evaluated reserves to provide validation of our processes and estimates. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and concludes with their opinion concerning the reasonableness of the estimated reserves quantities or reserves processes. These reports have been included as appendices to this annual report.

Approximately 69% of the offshore China and other overseas assets were evaluated by our internal reserves evaluation staff and the remaining 31% net proved oil and gas reserves of the offshore China and other overseas assets were estimated by these independent third party consulting firms.

Based on the extent and expertise of our internal reserves evaluation resources, our staff’s familiarity with our properties and the controls applied to the evaluation process, we believe that the reliability of our internally generated estimates of reserves and future net revenue is not materially less than that of reserves estimates conducted by an independent qualified reserves evaluator.

Besides engaging third parties to provide annual estimates and audits of our reserves, we also implement rigorous internal control system that monitors the entire reserves estimation process and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules. We established the Reserve Management Committee, or RMC, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

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

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserves Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has over 35 years’ experience in the oil and gas industry.

Exploration, Development and Production

Summary

In offshore China, we engage in oil and natural gas exploration, development and production in Bohai, Western and Eastern South China Sea, and the East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). As of the end of 2018, approximately 56.5% of our net proved reserves and approximately 64.9% of our net production were derived from offshore China.

For independent operations, we have been adding to our reserves and production mainly through independent exploration and development in offshore China. At the end of 2018, approximately 85% of our net proved reserves and approximately 78% of our net production in offshore China were derived from independent projects.

For its PSC operations, China National Offshore Oil Corporation (“CNOOC”), our controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China in cooperation with foreign partners through PSCs. CNOOC has transferred to us all its rights and obligations in regard to the PSCs (except those relating to its management and regulatory function as a state-owned company), including new PSCs that will be signed in the future.

After years of hard work, we have established our presence in more than 20 countries and regions. Our overseas assets account for over 50% of our total assets. With our diversified portfolio of high-quality assets, we are an active participant in a number of world-class oil and gas projects and is regarded as a leading industry player. Currently, we hold interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the United States, Canada, the United Kingdom, Brazil, Guyana and various other countries. As of the end of 2018, approximately 43.5% of our net proved reserves and approximately 34.9% of our net production were derived from overseas.

In 2018, the global economy continued its moderate growth momentum. The U.S. economy remained relatively robust, while slower growth was recorded in the Eurozone and other economies to different extents. The global demand for oil has grown steadily. The international oil price fell deeply after having reached higher grounds but on average, the oil price surged upward extensively during the year. Numerous major geopolitical incidents occurred during the year, imposing great impact on international oil prices.

Under the complex and ever-changing external environment, we focused on our own development and adhered to the operating strategies determined at the beginning of the year, which included: steadily increasing our oil and gas reserve and production levels, reinforcing quality and efficiency enhancement, strengthening innovation and technology-driven philosophy, maintaining prudent financial policy and investment decision-making, and pursuing a green, healthy and environment-friendly development model.

In 2018, we achieved our production and business targets despite being faced with a number of challenges. We adhered to a value-driven exploration philosophy, targeted mid-to-large sized oil and gas discoveries with enhanced efforts in exploration. 17 new discoveries were made and 17 successful appraisals of oil and gas structures were achieved. Weizhou 6-13 oilfield and Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project in offshore China as well as Stampede oilfield in the U.S. Gulf of Mexico came on stream during the year. The production target was met with a net production of 475.0 million BOE. To ensure our continuing sustainable development, we pushed ahead steadily with the construction of new projects. Notwithstanding the pressure of rebounding oil prices and rising costs, all-in cost per BOE decreased for five consecutive years to US$30.39. We maintained a healthy financial position with net profit of Rmb 52.7 billion for the year. Meanwhile, our performance in the areas of health, safety and environmental protection remained stable.

Looking forward to 2019, the global economy will continue its slow recovery. The movement of international oil prices and the external environment are filled with uncertainties. To this end, we remain confident of our prospects. We will further strengthen our operating strategies, which mainly include: steadily increasing oil and gas reserve and production levels, promoting high-quality development, improving core business enhancement with digital transformation, maintaining prudent financial policy and investment decision-making, and pursuing a green, low-carbon and environmentally-friendly development model.

In 2019, our capital expenditure is anticipated to reach Rmb 70 to 80 billion, and our production target is 480 to 490 million BOE with six new projects to commence production. Our target for the reserve replacement ratio is 120%. Meanwhile, we will maintain our high standards of health, safety and environmental protection.

Exploration

In 2018, we devoted greater efforts in our oil and gas exploration, and amount of our exploration activities reached a record high. Adhering to value-driven and business exploration and anchoring on our exploration and discoveries of mid-to-large sized oil and gas fields, several major discoveries were made. This continuously maintained a good development momentum of oil and gas exploration. Various exploration breakthroughs were achieved in new frontier areas in offshore China, and a strategic core exploration area was gradually formed on both sides of the Atlantic Ocean. Our management capability and technological innovation capability have been further enhanced, and the efficiency of exploration operations has been significantly improved. In addition, we continued to maintain a reasonable proportion of exploration investment and a relatively high level of exploration activities so as to ensure mid-to-long term sustainable development. In 2018, our reserve replacement ratio was 126%, and the reserve life further increased to 10.5 years.

In offshore China, our exploration activities remained at a high level. A total of 166 exploration wells were drilled, 10 of which were drilled through PSC. A total of 11,534 kilometers of 2D seismic data and 14,653 square kilometers of 3D seismic data were acquired independently and through PSC. We made 12 new discoveries and successfully appraised 16 oil and gas structures in offshore China. The success rate for independent exploration wells in offshore China was 53% to 63%.

In 2018, we continued to follow a value-driven exploration strategy in offshore China, resulting in outstanding achievement. Notable achievements include the following:

•	First, four mid-to-large sized oil and gas fields, namely Bozhong 19-6, Bozhong 29-6, Bozhong 13-1 South and Ledong 10-1, were successfully appraised.

•	Secondly, exploration breakthroughs were achieved in the South China Sea. The newly discovered Lufeng 12-3 is the largest commercial PSC discovery in recent years, and has the potential to be developed into a mid-sized oilfield. The new discoveries of Enping 10-2 and Enping 15-2 confirmed the exploration potential of the northern belt of Enping Sag, and are expected to be jointly developed with Enping 15-1 to create a mid-sized oilfield.

•	Thirdly, the rolling exploration in the Bohai and Beibu Gulf areas continued to improve. Proved crude oil geological reserves will contribute to our production capacity in 2019.

•	Fourthly, progress was made in risk exploration in new areas. The Songnan Baodao Sag in the Qiongdongnan Basin and the Yangjiang Sag in the Pearl River Mouth Basin have opened up new areas for reserve growth.

Overseas, we drilled eight exploration wells, made five new discoveries and successfully appraised one oil and gas structure. Major achievements include the following:

•	First, five more new discoveries were made in Stabroek block in Guyana. A total of 12 discoveries were made in the block.

•	Secondly, we focused on our overseas strategic planning and obtained three new blocks in Brazil and the U.K. North Sea, which further optimized our overseas exploration assets.

Our major exploration activities in 2018 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China
Bohai	22	58	0	1	6	0	48	0	0	0	776	0
Eastern South China Sea	20	10	4	4	3	1	4	2	3,744	2,199	5,040	835
Western South China Sea	16	24	1	0	2	0	19	0	3,073	0	7,088	0
East China Sea	4	2	0	0	0	0	0	0	2,518	0	914	0
Subtotal	62	94	5	5	11	1	71	2	9,335	2,199	13,818	835
Overseas	0	0	6	2	0	5	0	2	0	0	0	0
Total	62	94	11	7	11	6	71	4	9,335	2,199	13,818	835

In 2019, we will continue to follow a value-driven exploration philosophy and target mid-to-large size oil and gas discoveries offshore China. We will make efforts on both oil and gas exploration and strengthen gas exploration activities. We will strengthen exploration in new area and frontier area and adhere to optimal exploration investment to support our sustainable development. Overseas, we will also develop proactive planning to accelerate the progress of the existing projects, promptly acquire high-quality new projects and continuously expand the scope of exploration.

Engineering Construction, Development and Production

In 2018, we successfully met our operational targets, with oil and gas production in line with expectations. We carefully organized our operational resources and made smooth progress in engineering construction. More than 20 projects were under construction throughout the year.

In 2018, our net oil and gas production reached 475.0 million BOE, representing a slight increase year-on-year, fulfilling the production target set at the beginning of the year. Weizhou 6-13 oilfield and Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project in offshore China as well as Stampede oilfield in the U.S. Gulf of Mexico came on stream during the year.

In 2018, our development and production were driven by intensive and streamline management with emphasis on cost savings and efficiency enhancement, technology-driven strategy and sustainable development. Achievements mainly include:

•	First, we ensured base production level and laid a solid foundation for production profile of existing oilfields through refined management.

•	Secondly, we strictly controlled costs, encouraged conservation and improved efficiency, and all-in cost per BOE decreased for five consecutive years.

•	Thirdly, we coordinated and adjusted the workload of infill drillings, which reached to a record high.

•	Fourthly, we devoted great efforts in promoting the “Year of Water Injection” program of Bohai oilfield in order to further tap the potential of producing oilfields.

In 2019, a total of six new projects are expected to commence production, including Bozhong 34-9 oilfield, Caofeidian 11-1/11-6 oilfield comprehensive adjustment project, Wenchang 13-2 oilfield comprehensive adjustment project and Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project in offshore China, as well as Egina oilfield in Nigeria and Appomattox project in the U.S. Gulf of Mexico. Among them, Huizhou 32-5 oilfield comprehensive adjustment/ Huizhou 33-1 oilfield joint development project and Egina oilfield have commenced production in January 2019.

In addition, we will continue to optimize the development plan of producing oil and gas fields to control natural decline and guarantee base production level. Implementation of new development wells will be accelerated to commence production as soon as possible. We will also continue to optimize the infill drilling program to ensure the record high workload be achieved. Meanwhile, we will pursue technological innovation in our production measures to achieve great stimulation effects.

Regional Overview

Offshore China

Bohai

Bohai is the most important crude oil producing area for us. The crude oil produced in this region is mainly heavy oil. The operational area in Bohai is mainly shallow water with a depth of 10 to 30 meters. As of the end of 2018, the reserve and daily production volume in Bohai were 1,229.7 million BOE and 460,822 BOE/day, respectively, representing approximately 24.8% of our total reserves and 35.4% of our daily production.

With rich oil and gas resources, Bohai is one of our primary areas for exploration and development. In 2018, we made six successful discoveries in Bohai, namely Luda 10-6, Luda 4-3, Luda 6-2 South, Bozhong 13-2, Longkou 19-1 North and Kenli 5-1. We also successfully appraised five oil and gas structures, including Bozhong 19-6, Bozhong 29-6, Bozhong 13-1 South, Kenli 4-1 and Longkou 7-6. Material progress has been made in the appraisal of Bozhong 19-6 gas field, proving that Bozhong 19-6 is a large gas field with proved in-place volume of condensate more than 100 million cubic meters and nature gas more than 100 billion cubic meters. Bozhong 29-6 oilfield is expected to become a hundred-million-ton class oilfield. These new discoveries and successful appraisals further demonstrated Bohai’s potential as core region for us.

For development and production, we launched a major technology campaign in 2018 to ensure stable production of Bohai oilfield of 30 million tons for another 10 years. Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project commenced production during the year. Bozhong 34-9 oilfield and Caofeidian 11- 1/11-6 oilfields comprehensive adjustment project are expected to come on stream in 2019. More new projects in Bohai are under construction, which will strongly support our future production growth.

Western South China Sea

Western South China Sea is one of our important natural gas production areas. Currently, the typical water depth of our operational area in the region ranges from 40 to 120 meters. As of the end of 2018, the reserves and daily production volume in Western South China Sea reached 845.8 million BOE and 154,248 BOE/ day, respectively, representing approximately 17.0% of our total reserves and 11.9% of our daily production.

In 2018, we made two successful discoveries in Western South China Sea, namely Wushi 23-5 North and Weizhou 10-3 East. The discovery in Wushi 23-5 North has expanded new formations and will boost the development of Wushi oilfields. We also achieved six successful appraisals, namely Ledong 10-1, Weizhou 11-2 East, Wushi 16-1, Weizhou 11-12, Wushi 16-1 West and Wenchang 19-9. The successful appraisal of Ledong 10-1 obtained significant progress in the high temperature and ultra-high pressure sector, making Ledong area the new battlefield of continuous reserves expansion.

For development and production, Weizhou 6-13 oilfield commenced production during the year. In addition, Wenchang 13-2 oilfield comprehensive adjustment project is expected to start production in 2019.

In 2018, Lingshui 17-2, the first independent deepwater gas field in offshore China, entered the construction stage, which will promote the development of deepwater natural gas resources in South China Sea and become an important growth point for our natural gas production in the future.

Eastern South China Sea

Eastern South China Sea is another important crude oil and natural gas producing area for us. Currently, the typical water depth of our operational area in the region ranges from 100 to 1,500 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2018, reserves and daily production volume in Eastern South China Sea reached 599.2 million BOE and 216,877 BOE/day, respectively, representing 12.1% of our total reserves and 16.7% of our daily production.

In 2018, new discoveries of Lufeng 12-3, Enping 10-2, Enping 15-2 and Enping 20-4 were made in Pearl River Mouth Basin. Lufeng 12-3 oilfield has been the largest commercial PSC discovery in recent years and is expected to be developed to a mid-sized oilfield. The discoveries of Enping 10-2 and Enping 15-2 proved the exploration potential of the northern belt of Enping Sag and are expected to be jointly developed with Enping 15-1 to a mid-sized oilfield. Furthermore, five oil and gas structures, namely Lufeng 14-8, Lufeng 14-4, Lufeng 22-1, Enping 18-1 and Xijiang 34-3, were successfully appraised.

For development and production, Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project commenced production in January 2019. New projects such as Liuhua 16-2/20-2 oilfield joint development are currently under construction.

East China Sea

The typical water depth of our operational area in the East China Sea region is approximately 90 meters. As of the end of 2018, reserves and daily production volume in the region represented 2.6% and 1.0% of our total reserves and daily production, respectively.

In 2018, we continued with the regional development of certain gas fields in the East China Sea, which would help us optimize the energy structure, target on both oil and gas exploration, devote more effort to natural gas development and achieve “stable oil production and increased gas production.”

Others

We responded to the global trend of low carbon development for energy industry. Taking advantage of offshore operation strength, we have actively explored the opportunities of renewable clean energy development. In January 2019, we participated in an offshore wind power project in Jiangsu province.

Overseas

Asia (excluding China)

Asia (excluding China) was the first overseas region that we entered into, and it has become one of our major overseas oil and gas producing areas. Currently, we hold oil and gas assets mainly in Indonesia and Iraq. As of the end of 2018, reserves and daily production volume derived from Asia (excluding China) reached 203.3 million BOE and 88,662 BOE/day, respectively, representing 4.1% of our total reserves and 6.8% of our daily production.

Indonesia

At the end of 2018, our asset portfolio in Indonesia comprised mainly two development and producing blocks, namely Madura Strait and Tangguh. Among these, the Madura Strait PSC was a joint operation block, in which the production of BD gas field maintained stable, and other gas fields were under appraisal and construction.

We own an interest of approximately 13.90% in the Tangguh LNG Project in Indonesia. In 2018, production volume of Phase I of the project remained stable with a daily net production of approximately 22,000 BOE/day. Currently, construction of the third LNG train of Phase II is in progress as planned, and is expected to reach completion and commence production in 2020.

In 2018, we had withdrawn from the Southeast Sumatra block due to the expiration of the contract. The working interest in Malacca PSC was transferred and is pending for government approval and settlement.

Iraq

We hold a 63.75% participating interest in the technical service contract of Missan oilfields in Iraq and acts as the oilfields’ lead contractor.

In 2018, we continuously drilled development wells and devoted more efforts to production enhancement measures of Missan oilfields, resulting in a steady increase in daily net production of the project to approximately 49,000 barrels per day. The investment of the project over the past years was fully recovered and we started to recover foregone remuneration. The gross production target of 250,000 barrels per day was achieved as of the end of 2018.

Oceania

Currently, our oil and gas assets in Oceania are mainly located in Australia and Papua New Guinea. As of the end of 2018, reserves and daily production volume derived from Oceania reached 63.6 million BOE and 26,034 BOE/day, respectively, representing approximately 1.3% of our total reserves and 2.0% of our daily production.

Australia

We own a 5.3% interest in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2018, the North West Shelf LNG Project maintained stable production and achieved favorable economic returns.

Other Regions in Oceania

We owned interests in three blocks which are still under exploration in Papua New Guinea.

Africa

Africa is a relatively large oil and gas reserve and production base for us. Our assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2018, reserves and daily production volume in Africa reached 113.7 million BOE and 59,844 BOE/day, respectively, representing approximately 2.3% of our total reserves and 4.6% of our daily production.

Nigeria

We own a 45% interest in the OML130 block in Nigeria. The OML130 block is a deepwater project comprising four oilfields, namely Akpo, Egina, Egina South and Preowei.

In 2018, the Akpo oilfield maintained stable production, with daily net production reaching approximately 46,000 barrels per day. The Egina oilfield commenced production in January 2019 and our production increased steadily. In 2018, the Preowei oilfield development plan was completed and submitted to the government for approval.

We also hold a 20% non-operating interest in Usan oilfield in the OML138 block in offshore Nigeria, and an 18% non-operating interest in the OPL 223 and OML 139 PSC. In 2018, the daily net production of Usan oilfield was approximately 13,000 BOE/day.

We will continue to further integrate the OML130, OML 138, OML 139 and OPL 223 projects to establish an oil and gas production base in west Africa centered in Nigeria.

Uganda

We own one-third of the interest in each of EA 1, EA 2 and EA 3A in Uganda. EA 1, EA 2 and EA 3A are located at the Lake Albert Basin, one of the most promising basins for oil and gas resources in onshore Africa.

In 2018, the front end engineering design (FEED) for drilling in EA 3A block was fully completed. The tender process and tender evaluation process for engineering procurement and construction (EPC) firms was basically completed as well. The Phase II of FEED was completed in EA 1 and EA 2 blocks. We were actively initiating the negotiation for crude oil pipeline for the project.

Other Regions in Africa

Apart from Nigeria and Uganda, we own interests in several blocks in Senegal, Republic of the Congo, Algeria and the Gabonese Republic.

North America

North America has become our largest overseas reserves and production region. We hold interests in oil and gas assets in the U.S., Canada and Trinidad and Tobago, as well as shares in MEG Energy Corporation in Canada. As of the end of 2018, our reserves and daily production volume in North America reached 1,213.0 million BOE and 143,967 BOE/ day, respectively, representing 24.4% of our total reserves and 11.1% of our daily production.

United States

Currently, we own interests in two onshore shale oil and gas projects in the U.S. and two offshore deepwater development projects in the Gulf of Mexico.

The onshore shale oil and gas projects are Eagle Ford and Niobrara. CNOOC holds 27% and 12% interests in the two projects, respectively. In 2018, the daily net production of the Eagle Ford project remained stable, which was approximately 54,000 BOE/day.

We own interests in two major deepwater development projects, Stampede and Appomattox, and numbers of other exploration blocks in the Gulf of Mexico. Among these, Stampede commenced production in February 2018. Appomattox is currently undergoing pipeline installation and offshore test and is expected to commence production in the second half of 2019.

Canada

Canada is one of the world’s richest places of oil sands resources, and participation in the country’s oil sands development will make a major contribution to our sustainable growth. We own a 100% working interest in Long Lake oil sands project, as well as three other oil sands projects in the Athabasca region of north eastern Alberta. In 2018, the daily net production of Long Lake project ramped up to approximately 42,000 BOE/day.

We hold a 7.23% interest in the Syncrude project and our daily net production in 2018 was approximately 17,000 BOE/day. We also hold a 25% interest in the Hangingstone oil sands project and non-operating interests in several other exploration and development leases.

We hold a 100% interest in two exploration blocks in offshore Newfoundland.

In 2018, we made the final investment decision on the Long Lake Southwest (LLSW) oil sands project and the KIA production resumption project. Both projects are expected to commence production in 2020.

In addition, we hold approximately 12.39% of shares in MEG Energy Corporation, a company listed on the Toronto Stock Exchange.

Other Regions in North America

We own 12.5% interest in the 2C block and a 17.12% interest in the 3A block in Trinidad and Tobago, respectively, of which the 2C block is in production. Phase III of the natural gas project in 2C block yielded stable production and achieved favorable economic returns. We also own a 100% exploration interest in the deepwater exploration block 1 and block 4 of the Cinturon Plegado Perdido in Mexico, respectively.

South America

In South America, we hold a 50% interest in BC Energy Investments Corp. (“BC”) and a 10%

interest in the PSC for the Libra oilfield in Brazil. Our 50% interest in BC is accounted for by equity methods. As of the end of 2018, our reserves and daily production volume derived from South America reached 450.3 million BOE and 59,640 BOE/day, respectively, representing approximately 9.1% of our total reserves and 4.6% of our daily production.

Argentina

We hold a 50% interest in BC which it makes joint management decisions. BC holds a 50% interest in Pan American Energy Group (“PAEG”) in Argentina.

In 2018, we strived to enhance our operating efficiency, optimize operating plans and create innovative development plans. Daily net production for BC averaged approximately 57,000 BOE/day.

Brazil

We hold a 10% interest in Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of about 1,550 square kilometers and a water depth of approximately 2,000 meters.

The Mero oilfield in the northwest area includes 4 production units of Mero 1, Mero 2, Mero 3 and Mero 4. The daily net production of the extended well trial project in Mero 2 and Mero 3 in 2018 reached approximately 2,200 BOE/day. As for development, the operator Petróleo Brasileiro S.A. (“Petrobras”) has submitted an overall development proposal for the Libra project southwest block to the Brazil government on behalf of its partners, and entered into a joint development agreement on cross boundary structures outside the contract blocks.

Brazil is one of the world’s most important deepwater oil and gas development regions. We will fully leverage on the development opportunities of the Libra project to seek new drivers for production growth.

We also hold a 100% interest in the 592 block in offshore Brazil and a 20% interest in the ACF Oeste block. Additionally, we obtained a 30% interest in the Pau Brasil block in 2018.

Guyana

We hold a 25% interest in the Stabroek block in offshore Guyana. In 2018, the Liza oilfield Phase I construction was in good progress and is expected to commence production in 2020. The Field Development Proposal (FDP) design of Liza oilfield Phase II was finished and pending for government approval. The final investment decision is planned to be made in 2019.

In 2018, the Liza reservoir in the block was further successfully appraised. Five new successful discoveries, including Ranger, Pacora, Longtail, Hammerhead and Pluma, were made, which has further expanded the scale of reserve.

Other Regions in South America

We also hold interests in several exploration and production blocks in Colombia.

Europe

We hold interests in oil and gas fields such as Buzzard and Golden Eagle in the U.K. North Sea. As of the end of 2018, our reserves and daily production volume derived from Europe reached 112.3 million BOE and 76,615 BOE/day, respectively, representing approximately 2.3% of our total reserves and 5.9% of our daily production.

United Kingdom

Our asset portfolio in the North Sea includes projects under production, development and exploration, mainly comprising: 43.2% interest in the Buzzard oilfield, one of the largest oilfields in the North Sea, and a 36.5% interest in the Golden Eagle oilfield. These make us the largest crude oil operator in the North Sea.

The United Kingdom is one of our key overseas development areas, with key projects such as Buzzard and Golden Eagle contributing substantially to our production. In 2018, the Buzzard oilfield’s daily net production reached approximately 50,000 BOE/day. As for development, the final investment decision on Buzzard oilfield Phase II was made in 2018 and the oilfield is expected to commence production in 2020.

Furthermore, we hold interests in three blocks in the United Kingdom, and has obtained a 30% interest in the P2414 block and P2415 block in West of Shetland Basin in 2018.

Other Regions in Europe

We hold a 50% interest in the FEL 3/18 block, a 80% interest in LO 16/23 block and exploration interests in other five blocks in offshore Ireland.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales price and average production cost (excluding ad valorem and severance taxes) in the years of 2016, 2017 and 2018.

	Net Production			Average Sales Price		Average Production Cost
	Total	Crude and Liquids	Gas	Crude and Liquids	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/Mmcf)	(US$/BOE)
2018
Offshore China
Bohai	460,822	433,325	165.0	—	—	—
Western South China Sea	154,248	109,381	265.2	—	—	—
Eastern South China Sea	216,877	159,312	345.4	—	—	—
East China Sea	11,580	3,347	49.4	—	—	—
Subtotal	845,171 (1)	705,366	825.0	70.79	7,207	7.01
Overseas
Asia (excluding China)	88,662	59,240	164.2	65.60	8,067	9.37
Oceania	26,034	4,251	111.1	73.31	3,245	6.74
Africa	59,844	59,844	—	69.44	—	6.22
North America (excluding Canada)	74,184	53,120	126.4	59.39	3,080	6.55
Canada	69,783	64,026	34.5	29.98	1,222	18.20
South America	3,066	3,066	—	62.22	—	24.81
Europe	76,615	73,678	17.6	70.37	6,700	6.89
Subtotal	398,187	317,224	453.9	59.30	4,934	9.39
Total	1,243,357	1,022,589	1,278.9	67.22	6,408	7.77
Equity method investees	58,080	28,159	173.7	—	—	—

	Net Production			Average Sales Price		Average Production Cost
	Total	Crude and Liquids	Gas	Crude and Liquids	Gas
2017
Offshore China
Bohai	458,473	433,591	149.3	—	—	—
Western South China Sea	142,870	96,543	273.5	—	—	—
Eastern South China Sea	212,895	173,192	238.2	—	—	—
East China Sea	13,016	3,629	56.3	—	—	—
Other	688	—	4.1	—	—	—
Subtotal	827,941	706,955	721.4	55.04	6,810	7.57
Overseas
Asia (excluding China)	82,958	57,395	141.4	47.83	6,658	12.19
Oceania	22,598	3,691	96.5	58.39	3,167	8.61
Africa	73,625	73,625	—	53.32	—	5.90
North America (excluding Canada)	68,507	46,785	130.3	45.99	2,995	6.27
Canada	64,167	57,711	38.7	32.56	1,702	20.08
South America	929	929	—	43.70	—	10.63
Europe	100,046	95,750	25.8	52.57	4,757	5.89
Subtotal	412,832	335,887	432.8	47.63	4,220	9.59
Total	1,240,773	1,042,842	1,154.2	52.65	5,838	8.24
Equity method investees	47,355	22,144	146.4	—	—	—

2016
Offshore China
Bohai	477,380	455,002	134.3	—	—	—
Western South China Sea	144,835	98,351	273.9	—	—	—
Eastern South China Sea	213,835	182,848	185.9	—	—	—
East China Sea	12,273	3,177	54.6	—	—	—
Subtotal	848,322	739,378	648.7	42.88	6,663	6.36
Overseas
Asia (excluding China)	75,780	48,577	150.2	33.17	6,243	11.45
Oceania	26,107	4,278	111.4	40.97	3,176	7.57
Africa	80,297	80,297	—	42.90	—	5.72
North America (excluding Canada)	69,290	48,078	127.3	34.81	2,390	4.63
Canada	48,448	40,304	48.9	28.24	1,345	24.24
South America	926	926	—	32.48	—	8.14
Europe	104,473	98,672	34.8	41.78	4,061	6.83
Subtotal	405,320	321,131	472.5	38.00	3,815	9.23
Total	1,253,643	1,060,509	1,121.2	41.40	5,463	7.29
Equity method investees	49,280	22,592	155.0	—	—	—

____________________

(1)	Includes other production from onshore China, which was approximately 1,644 BOE/day in 2018.

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2016, 2017 and 2018.

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2018
Offshore China
Independent
Bohai	80	54	26	36	36	—
Western South China Sea	40	22	18	36	36	—
Eastern South China Sea	30	7	23	9	9	—
East China Sea	6	—	6	—	—	—
Subtotal	156	83	73	81	81	—
PSCs
Bohai	1	—	1	13.8	13.8	—
Western South China Sea	1	—	1	—	—	—
Eastern South China Sea	8	3	5	—	—	—
East China Sea	—	—	—	—	—	—
Subtotal	10	3	7	13.8	13.8	—
Overseas
Asia (excluding China)	—	—	—	23.8	23.8	—
Oceania	—	—	—	—	—	—
Africa	—	—	—	1.4	1.4	—
North America	—	—	—	63	63	—
South America	1.85	1.60	0.25	2.3	2.3	—
Europe	—	—	—	—	—	—
Subtotal	1.85	1.60	0.25	90.5	90.5	—

2017
Offshore China
Independent
Bohai	60	37	21	33	33	—
Western South China Sea	28	13	11	22	22	—
Eastern South China Sea	23	5	18	12	12	—
East China Sea	3	—	3	—	—	—
Subtotal	114	55	53	67	67	—
PSCs
Bohai	1	—	1	8.7	8.7	—
Western South China Sea	—	—	—	—	—	—
Eastern South China Sea	1	—	1	—	—	—
East China Sea	—	—	—	0.5	0.5	—
Subtotal	2	—	2	9.2	9.2	—
Overseas
Asia (excluding China)	—	—	—	16.5	16.5	—
Oceania	—	—	—	—	—	—
Africa	0.5	0.5	—	3.6	3.6	—
North America	0.2	—	0.2	67.3	67.3	—
South America	1.6	1.6	0.1	—	—	—
Europe	0.6	—	0.6	—	—	—
Subtotal	2.9	2.1	0.9	87.4	87.4	—

2016
Offshore China
Independent
Bohai	56	41	15	87	87	—
Western South China Sea	27	9	18	24	24	—
Eastern South China Sea	24	7	17	22	22	—
East China Sea	4	1	3	—	—	—
Subtotal	111	58	53	133	133	—
PSCs
Bohai	1	—	1	1.5	1.5	—
Western South China Sea	3	—	3	—	—	—
Eastern South China Sea	1	1	—	—	—	—
East China Sea	—	—	—	6.5	6.5	—
Subtotal	5	1	4	8.0	8.0	—
Overseas
Asia (excluding China)	—	—	—	10.5	10.5	—
Oceania	—	—	—	—	—	—
Africa	0.9	0.9	—	4.0	4.0	—
North America	0.3	—	0.3	55.66	55.66	—
South America	1.3	0.9	0.4	0.25	0.25	—
Europe	0.4	—	0.4	2.19	2.19	—
Subtotal	2.9	1.8	1.0	72.6	72.6	—

Present Activities

The following tables set forth our present activities as of December 31, 2018.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai	30	23.2	791	714.7
Western South China Sea	8	5.2	51	51
Eastern South China Sea	2	2	—	—
East China Sea	—	—	—	—
Subtotal	40	30.4	842	765.7
Overseas
Asia (excluding China)	8	6.8	3	3
Oceania	—	—	—	—
Africa	1	0.5	2	0.9
North America	3	3	2	0.5
South America	3	0.8	26	6.5
Europe	—	—	—	—
Subtotal	15	11.1	33	10.9

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2018.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Crude and Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai	2,209	1,929.8	28	28	2,636	2,636	42,794	42,794
Western South China Sea	350	330.2	103	98.5	1,941	1,941	72,778	72,778
Eastern South China Sea	446	400.7	43	38.1	2,652	2,652	51,379	51,379
East China Sea	20	7.6	72	33.3	85	85	85,141	85,141
Subtotal	3,025	2,668.2	246	197.9	7,314	7,314	252,092	252,092
Overseas
Asia (excluding China)	136	136	19	3.4	869	619	14,334	5,670
Africa	23	10.4	—	—	880	352	22,919	8,509
Oceania	—	—	66	3.0	3,240	172	27,343	4,114
North America	3,592	954.3	335	116.5	1,087	369	7,045	6,925
South America	4,918	1,209.8	560	140	2,997	695	32,199	8,436
Europe	59	25	2	1	89	38	10,751	6,865
Subtotal	8,727.9	2,335.4	982	263.9	9,163	2,245	114,591	40,519
Total	11,753	5,004	1,228	462	16,477	9,559	366,683	292,611

The gross acreage disclosed above includes the total number of acres in major blocks that we own an interest. The net acreage includes our wholly owned interests and the sum of our fractional interests in gross acreage.

Delivery Commitment

We have certain delivery commitments under the take-or-pay contracts for sales of natural gas. In 2018, the annual sales from our largest gas contract contributed to only approximately 2.4% of our total oil and gas sales and the total revenues from gas sales accounted for approximately 8.8% of our total revenues in 2018. Moreover, the total gas quantities that are subject to delivery commitments under existing contracts or agreements are not significant to us. Therefore, we believe that we did not have any material delivery commitment as of the end of 2018.

Sales and Marketing

Sales of Crude Oil

We sell crude oil produced in offshore China to the PRC market mainly through CNOOC China Limited, our wholly owned subsidiary. We sell crude oil produced overseas to international and domestic markets mainly through another wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd.

Our crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually paid in Renminbi. We currently sell three types of crude oil in China: heavy crude, medium crude and light crude. The benchmark price for crude oil is Brent. Our major customers in China are CNOOC, PetroChina and Sinopec. Crude oil produced overseas is benchmarked at the Brent and WTI prices and sold on international markets.

In 2018, as a result of the increase in international oil prices, our realized oil prices picked up. Our average realized oil price was US$67.22/barrel, representing a year-on-year increase of 27.7%.

The table below sets forth the sales and marketing volumes in offshore China for each of these types of crude oil for the periods indicated.

	Year ended December 31,
	2016	2017	2018
Sales and Marketing Volumes (mmbbls)(1)
Light Crude	20.8	26.3	23.6
Medium Crude	162.6	147.4	148.4
Heavy Crude	122.4	112.3	106.8

___________________

(1)	Includes the sales volumes of us and our foreign partners under production sharing contracts.

Sales of Natural Gas

Our natural gas sales prices are mainly determined by negotiation with customers. Its natural gas sales agreements are generally long-term contracts, and contract terms normally include a price review mechanism. Our natural gas customers are primarily located in the southeastern coast of China and include CNOOC Gas and Power Group, China BlueChemical Ltd, Hong Kong Castle Peak Power Company Limited and others.

Sales of LNG sourced by us from the North West Shelf LNG Project in Australia and the Tangguh LNG Project in Indonesia are mainly based on long-term supply contracts with various customers in the Asia-Pacific region, including Guangdong Dapeng LNG Terminal and Fujian Putian LNG Terminal in China.

The economy in China was stable in 2018 and the supply tension of natural gas was eased. Driven by the clean winter heating and changing fuel from coal to gas policy in northern China, the demand for natural gas continued to grow. Prior to the winter, the upstream gas suppliers reserved sufficient resources to meet the gas demand in northern China during winter. Based on the market condition, we gradually adjusted the sale prices for natural gas in northern China through negotiation. In addition, the production of gas field with higher prices increased. In 2018, our average realized natural gas price was US$6.41/mcf, representing a 9.8% year-on-year increase.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2016	2017	2018
Average Realized Prices
Crude and Liquids (US$/bbl)	41.40	52.65	67.22
Natural Gas (US$/mcf)	5.46	5.84	6.41
West Texas Intermediate (US$/bbl)	43.35	50.80	64.95

The international benchmark crude oil price, West Texas Intermediate, was US$45.41 per barrel as of December 31, 2018 and US$60.14 per barrel as of March 29, 2019.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2016	2017	2018
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	102,861	121,740	154,181
Revenues sourced outside the PRC	43,629	64,650	72,782
Total revenues	146,490	186,390	226,963
% of revenues sourced outside the PRC	29.8%	34.7%	32.1%

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

Research and Development

In 2018, we proactively implemented our “innovation-driven” strategy, deepened the reform of the technology system, increased the investment in science and technology research, established major projects, strengthened the fundamental forward-looking technological research, set up platforms for research and strived to ensure reserve and production growth with efficiency enhancement. Our capabilities of innovation continued to be enhanced with the new progress being made in core technological research. We also actively promoted our digital transformation, and commenced the research and development in this aspect.

Major Scientific and Technological Project Development

In 2018, we focused on core business needs and continued to carry out critical core technology such as development of deepwater oil and gas fields, offshore heavy oil fields and fields with low porosity and permeability. A number of technological achievements were made, including metamorphic rock reservoir evaluation technology, recovery enhancement technology by controlling injection and production and technologies of accelerating and facilitating medium and deep drilling. These notable developments have provided vital technical support for our sustainable development.

Development of Major Technological Innovation

Our research and development platform construction project progressed smoothly. The heavy oil fire flooding experimental platform and the offshore multi-source multi-thermal fluid heavy oil thermal recovery experimental platform, with comprehensive simulation experimental capabilities such as simulations for thermal recovery and displacement, effectively support the research of major scientific and technological projects. Major progresses have also been made in “Pre-stack seismic inversion and oil and gas identification driven by rock physics”, “key technologies and industrial applications of marine complex rock formations and deepwater drilling fluids”, and “real-time optimization of reservoir production and intelligent control technology and industrial applications”.

Health, Safety and Environmental Protection (“HSE”)

As always, we take “safety and environmental protection come first, people oriented and well-equipped facilities” as top priority in our works, which have been regarded as the core values of HSE. We constantly improve the systematic management of HSE and promotes the cultivation of safety culture by focusing on “people, execution and intervention” in order to provide a safe working environment for us and contractors and establish first class management capability in safe production.

In 2018, we further standardized the systematic management of safe production. We completed the HSE management system framework with our own characteristics on the basis of summarizing the previous management experience. We have selected some affiliated units to carry out the pilot scheme and further improve such management system. With key focus placed on the “implementation of safe production responsibility system for all employees” across the overall work for the year, the requirements of “one enterprise with one standard, one post with one checklist” were effectively performed.

In 2018, we further improved the supervising review of our HSE system, improved the effectiveness of the review, strengthened special operations, special processes and special audits during exceptional periods, and improved risk assessment and prevention. We also closely monitored key areas such as operation permits, underwater operations, atmospheric storage and hazardous chemicals, strengthened the management and control measures, as well as improved management and control capability.

We have further strengthened the building of safety leadership, adhering to the substantial measures, significant identification and appropriate implementation to further promote the cultivation of a safety culture, and promote the continuous improvement of safety management. During the year, we issued the “Implementation Opinions on Promoting the Cultivation of Safety Culture”, our senior executives took the lead in practicing the safety measures and conducted on-site special inspections and safety lectures for the subordinate units during the “Safe Production Month”. Each affiliated unit took the opportunities of “Safe Production Month”, “Quality Month”, “Environment Day” and “Energy Saving Week” and so on to carry out a series of promotional and educational activities to enhance the safety awareness and safety skills of the employees. Thus, a good atmosphere for high quality development of the Company was created.

Overseas, we continued to improve the HSE management system, enhanced the supervision and management functions on our overseas business, organized the HSE due diligence investigation before withdrawing from the Indonesia SES oilfield project, conducted safety emergency and security inspection and research on our business in Mexico; and conducted special safety inspection for completion operations in the Misan oilfields in Iraq. At the same time, we organized self-inspection work on safe production for our overseas business, and the completion rate of improving various types of safety hazards discovered during the inspection reached 98%.

In 2018, we held an eco-environmental protection work conference to map out a clear direction of our eco-environmental protection work, formulate and implement a green development action plan, actively coordinate the classification of main function areas, promote the environmental impact assessment, carry out environmental risk investigation, progressively eliminate hidden dangers as well as improve supervision and inspection. We have also fully explored the potential of energy conservation, promoted the implementation of technological improvement projects and developed green factories to continuously enhance energy efficiency.

During 2018, we maintained our good performance in safety management and upheld consistently high HSE standards. OSHA (Occupational Safety and Health Administration) statistics for the year are shown below.

	Gross Man-hours (million)	Number of Recordable Cases	Rate of Recordable Cases	Number of Lost Workdays Cases	Rate of Lost Workdays Cases	Fatal Cases
Company staff	40	16	0.08	10	0.05	1
Staff of the Company and direct contractors	111	44	0.08	22	0.04	2

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

We further strengthened safety in production, such as intensifying our efforts to identify and eliminate potential risks, and giving special attention to preventing operational accidents in key and high-risk areas. We also improved the implementation of safety standards and deepened safety awareness across all levels of the organization. In 2018, we completed full system safety inspections, including the special safety supervision, a special safety check on storage tank fields and a year-end major safety inspection. For HSE risks in particular operating units, we organized special examinations. Through examinations and inspections, we effectively met our management requirements, urged affiliated units to act in accordance with the law, and promoted the continuous improvement of HSE management.

Based on an in-depth analysis of the causes for major accidents and the key links in offshore production, we implemented risk-level-based management of offshore production facilities in accordance with relevant laws and regulations. We also promoted the construction of risk-level-based management information systems in downstream enterprises and established and improved risk monitoring indicators, including, among others, well-control event monitoring, major operation risk monitoring in engineering constructions. Moreover, We established a list of post responsibilities, improved the site tour inspection system, and improved onsite safety management capabilities.

To better handle the major risks involved in our daily operations, we continued to improve our crisis management mechanisms according to the updated requirements from reorganized authorities. In 2018, we have successfully combined the international incident management system into our incident management plan, which could keep the same pace with international companies while fulfill all the requirements of the local authorities. In 2018, we have also tested the coordination mechanism amongst CNPC, Sinopec and CNOOC in the annual exercise conducted in Bohai. All three companies activated emergency response teams and vessels to deal with potential oil spills. The mechanism functioned well and the exercise also proved that the combination of the emergency response plan worked well.

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

As of December 31, 2018, we have purchased a number of insurance policies with varying policy coverage and limits to meet our risk management requirements and cover our potential liabilities arising from accidents at any of our offshore and onshore locations. We maintain insurance for costs relating to property damage to our facilities, control of well including drilling relief wells, removal of wreck, pollution clean-up, liability for bodily injury and property damage to third parties. The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs. See “Item 3—Key Information—Risk Factors—Oil and natural gas transportation may expose us to financial loss and reputation harm” and See “Item 3—Key Information—Risk Factors—The nature of our operations exposes us and the communities in which we operate to a wide range of health, safety, security and environment risks.”

We have maintained insurance policies for our domestic assets and operational insurance policies and construction insurance policies, with various policy limits and deductibles. We also purchase operator’s extra expense insurance up to US$ 100 million and third-party liabilities insurance up to US$200 million. As for deep-water wells, we are insured up to US$250 million for costs related to control of the well. The deductible for each insurance policy mainly ranges from US$2 million to US$5 million for different types of insurance policies. For overseas operations and assets, we are insured for amounts up to the replacement cost value of our assets for property damage and up to US$925 million in 2018 for operators extra expense. Additionally, we purchase insurance covering liability for bodily injury and property damage to third parties with limits of up to US$1,055 million in 2018. This cover protects against liability that arises from sudden and accidental pollution or from other causes.

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

In addition, we currently have seven oil spill emergency response bases, to which we have contributed land and funds for construction, separately located in six cities in the PRC, namely Suizhong, Tanggu, Longkou, Huizhou, Zhuhai and Weizhou Island. All the oil spill emergency response bases are close to our workplaces of operations, and in the event of any oil spill, explosion or other similar events, they can react promptly and assist us in coping with such accidents effectively. We have developed and established a “four-in-one” emergency management system to support our worldwide business, which includes a crisis management plan, an emergency commanding system, an emergency information system and an emergency rescue team. Through constant trainings and exercises, we have comprehensively enhanced our ability to defend risks, minimize the impact of emergency events and maintain our sustainable development.

Competition

Domestic Competition

The oil and gas industry is very competitive. We compete in the PRC and in international markets for customers as well as capital to finance our exploration, development and production activities. Our principal competitors in the PRC are PetroChina and Sinopec.

We price our crude oil on the basis of comparable crude oil prices in the international market. The majority of our customers for crude oil are refineries affiliated with CNOOC, PetroChina and Sinopec to which we have been selling crude oil, from time to time. Based on our past experiences with these refineries, we believe that we have established stable business relationships with them.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2016		2017		2018
	Rmb in millions	%	Rmb in millions	%	Rmb in millions	%
Exploration and production	125,611	85.7	157,166	84.3	190,728	84.0
Trading businesses	20,310	13.9	28,881	15.5	35,805	15.8
Corporate and elimination	569	0.4	343	0.2	430	0.2
Total operating revenues	146,490	100.0	186,390	100.0	226,963	100.0

We mainly engage in the exploration, development, production and sale of crude oil and natural gas in offshore China and overseas including Canada, the United States, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil, Australia and Guyana. For the year ended December 31, 2018, approximately 67.9% of our total revenue was sourced in the PRC.

Regulatory Framework in the PRC

Government Control

All of China’s petroleum resources are owned by the PRC government which exercises regulatory control over oil exploration and production activities in China. We are required to obtain various governmental approvals, including those from the Ministry of Natural Resources, the Ministry of Ecology and Environment, the National Development and Reform Commission and the Ministry of Emergency Management before we are permitted to conduct production activities. Our sales are coordinated by the National Development and Reform Commission. For independent operations and joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including permits for exploration blocks, approval of a reserve report, environmental impact reports submitted through CNOOC, extraction permits and work safety permits. Moreover, for joint exploration and production, we are required, through CNOOC, to file overall development plan with the National Development and Reform Commission, and to report the circumstances and situation of the PSCs or other cooperation contracts between CNOOC and the foreign enterprises to the Ministry of Commerce.

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

Fiscal Regimes for Independent Operations

Taxation

We are subject to income taxes on an entity basis on profits arising in or derived from the tax jurisdictions in which we and each of our subsidiaries are domiciled and operate. Our profits arising in or derived from Hong Kong are subject to profits tax at a rate of 16.5%.

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

Our PRC subsidiary, CNOOC China Limited, as a wholly foreign-owned enterprise, is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations. Our indirect wholly-owned PRC subsidiary, CNOOC Deepwater Development Limited, is subject to corporate income tax at the rate of 15% from 2018 to 2020 after being re-assessed as a high and new technology enterprise.

The PRC corporate income tax is levied based on taxable income, including income from both operations and other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP.

Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

•	production tax at the rate of 5% on production under production sharing contracts;

•	Value added tax (“VAT”) at the rates from 13% to 17% on taxable sales under independent oil and gas fields before July 1, 2017. According to “Notice on Simplifying the Relevant Policies on Value-added Tax Rates” (Cai Shui [2017] No.37), with effect from July 1, 2017, the VAT rate of 13% had been removed and gas sales had been subject to the VAT rate of 11%. VAT rates of 17% and 11% have been adjusted to 16% and 10% respectively since May 1, 2018 according to “Notice on adjustment on Value-added Tax Rates” (Cai Shui [2018] No.32”);

•	the VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

•	Resource tax at the rate of 6% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after November 1,2011 and independent offshore oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts;

•	export tariff at the rate of 5% on the export value of petroleum oil;

•	city construction tax at the rates of 1% or 7% on the production tax and VAT paid;

•	educational surcharge at the rate of 3% on the production tax and VAT paid; and

•	local educational surcharge at the rate of 2% on the production tax and VAT paid.

We calculate our deferred tax to account for the losses available for offsetting against future taxable profit and the temporary differences between our tax base, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting base, which is prepared in accordance with applicable financial reporting requirements. The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2016, 2017 and 2018, we had Rmb 19,174 million, Rmb 22,206 million and Rmb 24,234 million (US$3,525 million), respectively, in net deferred tax assets/ (liabilities). See note 10 to our consolidated financial statements included elsewhere in this annual report.

Royalty

Royalties paid to the PRC government are based on our gross production from both independent operations and oil and gas fields under PSCs. The amount of the royalties varies up to 12.5% based on the annual production of the relevant property. The PRC government has provided us, among other companies, with a royalty exemption in each field for up to one million tons, or approximately seven million BOE, per year for our crude oil production and for up to two billion cubic meters (approximately 70.6 billion cubic feet or 11.8 million BOE) per year for our natural gas production. The limits in these exemptions apply to our total production from both independent properties and properties under PSCs.

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

Special Oil Gain Levy

In March 2006, the PRC government imposed a special oil gain levy at progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. In December 2011, the PRC government increased the threshold of the special oil gain levy from US$40 per barrel to US$55 per barrel, with effect from November 1, 2011. In December 2014, the PRC government decided to increase the threshold of the special oil gain levy from US$55 per barrel to US$65 per barrel, with effect from January 1, 2015. The special oil gain levy is collected on a monthly basis. For the years ended December 31, 2016, 2017 and

2018 we incurred approximately nil, Rmb 55 million and Rmb 2,599 million for the Special Oil Gain Levy, respectively.

As international oil prices, the exchange rate of Renminbi and our crude oil production fluctuate, we cannot ascertain the full impact of the special oil gain levy in the future.

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

When exploitation operations in offshore China are conducted through a PSC, the operator of the oil or gas fields must submit a detailed evaluation report and an overall development program to a joint management committee established under the PSC upon the discovery of commercially viable oil or gas reserves. The program must be subsequently confirmed by CNOOC and filed with the PRC regulatory authorities before the parties to the PSC begin the commercial development of the oil and gas fields.

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

Terms of PSCs

Term of Length. PSCs typically last for 30 years: (1) the exploration period is generally divided into three phases, with three years, two years and two years, respectively. During the exploration period, exploratory and appraisal work is conducted in order to discover petroleum and to enable the parties to determine the commercial viability of any petroleum discovery; (2) the development period begins on the date of approval of the environmental impact statements for any oilfield and/or gas field by the competent authorities of the Chinese government and ends when the design, construction, installation, drilling and related research work for the realization of petroleum production as planned have been completed; and (3)

the production period begins when commercial production commences and usually lasts for 15 years for oil and 20 years for natural gas.

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

________________

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

Management and Operator. A party will be designated as the operator to undertake the execution work of the petroleum operations, including preparing work programs and budgets, procuring equipment and materials relating to operations, establishing insurance programs, and issuing cash-call notices to the parties to the PSC to raise funds.

A joint management committee will be set up to perform supervisory functions. Each of us and the foreign partners has the right to appoint an equal number of representatives to form the joint management committee. We designate the chairman of the committee and the foreign partners as a group designate the vice chairman. The joint management committee has the authority to make decisions on matters including reviewing and approving operational and budgetary plans, determining the commercial viability of each petroleum discovery, reviewing and adopting the overall development program, and approving significant procurements and expenditures as well as insurance coverage.

After the full recovery of the exploration and development costs under PSCs in accordance with the overall development plan of any oilfield and / or gas field within the contract area in which the foreign partner is the operator, we have the right to take over the operation of the particular oil and/ or gas field. With the consent of the foreign partner, we may also take over the operation before the full recovery of the exploration and development costs.

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

Regulatory Framework Overseas

We are subject to other fiscal regimes in the foreign countries and regions where we conduct operations, including Indonesia, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, United Kingdom, Brazil, Guyana and certain other countries. See “Item 4—Information on the Company—Business Overview—Regional Overview—Overseas.”

In countries including Indonesia, Nigeria, Trinidad and Tobago and certain other countries, we conduct our operations through PSCs. For example, the OML130 block in Nigeria involves a production sharing arrangement. We and other partners to overseas PSCs are required to bear all exploration, development and operating costs according to our respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

Our net interest in the PSCs overseas consists of our participating interest in the properties covered under the relevant PSCs, less oil and gas distributed to the local government and/or the domestic market obligation, as applicable.

In Australia, the United States, Canada, United Kingdom, Argentina and certain other countries, we conduct our operations through exploration and production permits, licenses or leases. We, as one of the title owners under these permits, licenses or leases, are required to bear all exploration, development and operating costs together with other co-owners. Once production begins, a certain percentage of the annual production or revenue will first be distributed to the landowner, in most of cases in the form of royalty, severance tax and other payments, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs are deductible for the purpose of income tax calculation in accordance with local tax regulations.

In Iraq, we operate our project under a technical service contract. We provide technology of developing oil and gas and invest capital to assist the host country to achieve the production goals. According to the technical service contract, we have the rights to recover all the investments and receive remuneration fee as defined in the contract as a return from the incremental production.

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

Environmental Regulation

Our operations are required to comply with various applicable environmental laws and regulations, including PRC laws and regulations administered by the Ministry of Ecology and Environment and national and local environmental protection agencies for our operations in China. The Marine Environment Protection Law of PRC was amended and came into effect on November 7, 2016. Such amended Marine Environment Protection Law strengthens the marine environment protection regulation system including but not limited to the regional restricted approval system of environmental impact assessment, provides marine ecological protection compensation system. We therefore face more stringent environmental supervision and law enforcement environment.

Government agencies set national or local environmental protection standards. The relevant State Oceanic Administration and/or environmental protection agencies must approve or review each stage of a project. We must file an environmental impact statement or, in some cases, an environmental impact assessment outline before an approval can be issued. The filing must demonstrate that the project conforms to applicable environmental standards. The Ministry of Ecology and Environment and/or relevant environmental protection agencies generally issue approvals and permits for projects using modern pollution control measurement technology.

Pursuant to the Environmental Protection Tax Law of PRC which came into effect on January 1, 2018, enterprises, public institutions and other producers/operators that discharge taxable pollutants directly to the environment within the territorial areas of PRC and other sea areas under the jurisdiction of PRC are required to pay environmental protection tax in accordance with the provisions of such law. The Ministry of Ecology and Environment or national and local environmental protection agencies may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

The PRC and overseas environmental laws require offshore petroleum investors to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2016, 2017 and 2018 of approximately Rmb 50,888 million, Rmb 54,073 million and Rmb 54,834 million (US$7,975 million), respectively.

According to the Notice of the National Development and Reform Commission, the National Energy Administration, the Ministry of Finance, the State Administration of Taxation, and the State Oceanic Administration on Issuing the Interim Provisions on Administration over the Abandonment and Disposal of Offshore Oil and Gas Production Facilities, investors of the offshore oil and gas fields are required to take responsibility for abandonment of the offshore oil and gas production facilities and perform the obligation in relation to environmental protection and ecological restoration, and must provide and allocate special fund for the aforesaid purpose in accordance with the relevant laws and regulations. The investors include us and the foreign parties to our PSCs.

Environmental protection and prevention costs and expenses in connection with the operation of offshore petroleum exploitation are covered either under PSCs, or by us for independent operations. Each platform has its own environmental protection and safety staff responsible for monitoring and operating the environmental protection equipment. However, no assurance can be given that the PRC government will not impose new or more stringent regulations which would require additional environmental protection expenditures.

We are also subject to the environmental laws and regulations in jurisdictions where our logistical support facilities are located.

We believe that our environmental protection systems and facilities comply with applicable national and local environmental protection laws and regulations.

Patents and Trademarks

We have licenses to use trademarks which are of value in the conduct of our business. CNOOC is the owner of relevant trademarks. Under the non-exclusive license agreement between CNOOC and us, we have obtained the right to use the trademarks for a nominal consideration.

Employees and Employee Benefits

As of December 31, 2016, 2017 and 2018, we had 19,718 employees, 19,030 employees and 18,312 employees, respectively. Among the 18,312 employees as of December 31, 2018, approximately 82.6% were involved in oil exploration, development and production activities, approximately 4.3% were involved in accounting and finance work and the remainder were senior management and others. A portion of the workers for the operation of the oil and gas fields, maintenance and ancillary service are hired on a contract basis.

We have a union that protects employees’ rights, organizes educational programs, encourages employee participation in management decisions, and assists in mediating disputes between us and individual employees.

We have not been subject to any strikes or other labor disturbances and believe that our relations with our employees are good.

The total remuneration for an employee includes salary, bonuses and allowances. Bonus for any given period is based primarily on individual and our performance. Employees also receive health benefits and other miscellaneous subsidies.

We have implemented an occupational health and safety program similar to that employed by other international oil and gas companies. Under this program, we closely monitor and record health and safety incidents and promptly report them to government agencies and organizations. We believe this program is broadly in line with the U.S. government’s Occupational Safety & Health Administration guidelines.

All full-time employees in the PRC are covered by a government-regulated pension plan and are entitled to an annual pension at their retirement dates. The actual pension payable to each retiree is subject to a formula based on the status of the individual pension account, general salary and inflation movements. We are required to make annual contributions to the government pension plan at rates ranging from 11% to 22% of our employees’ salaries, with each employee contributing 8% of his or her salary for retirement. The contributions vary based on the requirements of local governments.

For further details regarding retirement benefits, see note 30 to our consolidated financial statements included elsewhere in this annual report.

As an oil and gas exploration and production company operating in highly competitive markets, we depend in large part on our employees for effective and efficient operations. We devote significant resources to train our employees. During 2018, we held 57 core training workshops, which were attended by approximately 2,400 person-times of participants. To ensure smooth implementation of our overseas strategy, we have established an international human resource system to attract and retain talent in the international market. In order to enhance the planning and budget control of our labor costs, we have installed target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

C. Organizational Structure

CNOOC indirectly owned or controlled an aggregate of approximately 64.44% of our shares as of March 29, 2019. Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly wholly-owned subsidiaries as of March 29, 2019 and notes our significant indirectly-held subsidiaries.

__________________

(1)	Overseas Oil & Gas Corporation, Ltd. also directly owns five shares of our Company.

(2)	Owner of our overseas interests in oil and gas exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited, CNOOC SES Ltd. , CNOOC Muturi Limited, CNOOC NWS Private Limited, CNOOC Exploration & Production Nigeria Limited, CNOOC Iraq Limited, CNOOC Canada Energy Ltd., CNOOC Uganda Ltd, CNOOC Petroleum North America ULC (formerly known as Nexen Energy ULC), CNOOC Petroleum Europe Limited (formerly known as Nexen Petroleum U.K. Limited), Nexen Petroleum Nigeria Limited, CNOOC Energy U.S.A. LLC (the entity surviving from the merger of Nexen Energy Services U.S.A. Inc. and OOGC America LLC), CNOOC Petroleum Offshore U.S.A. Inc. (formerly known as Nexen Petroleum Offshore U.S.A. Inc.), CNOOC Oil Sands Canada (formerly known as Nexen Oil Sands Partnership) , CNOOC PETROLEUM BRASIL LTDA, CNOOC Nexen Finance (2014) ULC, CNOOC Finance (2015) U.S.A. LLC and CNOOC Finance (2015) Australia Pty Ltd.

(3)	Owner of substantially all of our PRC oil and gas exploration and production businesses, operations and properties, including our indirect wholly-owned subsidiary CNOOC Deepwater Development Limited.

(4)	Business vehicle through which we engage in sales and marketing activities in the international markets.

(5)	Includes CNOOC Finance (2003) Limited, CNOOC Finance (2011) Limited, CNOOC Finance (2012) Limited and CNOOC Finance (2013) Limited, all of which are our financing vehicles. These finance companies are our wholly owned subsidiaries with the Company as their sole corporate director.

D.	Property, Plants and Equipment

For our property, plants and equipment relating to our business activities, see “Item 4—Information on the Company—Business Overview.” We also have some other real properties, including land, buildings and facilities in our onshore processing plants for our oil and gas fields, oil and gas pipelines in both offshore China and overseas, and the upgrader facilities for our oil sands projects in Canada.

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

Overview

Our revenues and profitability are largely determined by our production volume and the prices we realize on our crude oil and natural gas, as well as the costs of our exploration and development activities. Although crude oil prices depend on various market factors and have been volatile historically, our total net production volume displayed a trend of growth in 2018.

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

In addition to directly affecting our revenues and earnings, declines in crude oil and/or natural gas prices may also result in the write-off of higher cost reserves and other assets. Furthermore, decreases in crude oil and natural gas prices may reduce the amount of crude oil and natural gas we can produce economically and make our performance of existing contracts that we have entered into uneconomical.

Sustained lower commodity prices may reduce revenue, earnings and liquidity, negatively impact the economics of estimated proved reserves quantities, and result in impairment. When the oil price forecasts of authoritative and independent institutions are revised to a significantly lower level than our projection, our oil and gas properties may face the risk of impairment. If oil and natural prices did not rise to the prices used in our internal price forecasts, there would be potential impact on the economics of the estimated proved reserves. Since the negative effect of lower oil price may be partially or completely offset by effective cost controls and efficiency enhancement, the estimated proved reserves quantities may not decrease proportionately with the decline in commodity prices. However, the price is not the sole or determining factor affecting our liquidity, capital resources and operating results. In particular, we believe that we have adequate resources of short- and long-term funding because (i) we have sufficient cash and cash equivalents, readily disposable financial assets and time deposits on hand, and (ii) we enjoy a sound credit rating and has the ability to access financing.

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

	Year ended December 31,
	2016	2017	2018
Average realized prices:
Crude oil (US$ per bbl)	41.40	52.65	67.22
Natural gas (US$ per mcf)	5.46	5.84	6.41

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

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2016	2017	2018
Net production of crude oil (bbl/day)(1)	1,083,101	1,064,986	1,050,749
Net production of natural gas (mmcf/day)(1)	1,276.2	1,300.6	1,452.6

_______________

(1)	Including our interest in equity method investees.

For a description of other factors affecting our results of operations, see “Item 3—Key Information—Risk Factors.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRSs issued by the IASB and HKFRSs issued by the HKICPA. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of our assets and liabilities, the disclosure of our contingent assets and liabilities as of the date of our financial statements, if any, and the reported amounts of our revenues and expenses during the periods reported. Management makes these estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following significant accounting policies may involve a higher degree of judgment in the preparation of our consolidated financial statements. For additional discussion of our significant accounting policies, see note 3 to our consolidated financial statements included elsewhere in this annual report.

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

Reserves Estimation

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of our oil and gas properties have been impaired.

Pursuant to the oil and gas reserve estimation requirements under U.S. SEC rules, we use the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate our proved oil and gas reserves.

Impairment of Non-Financial Assets other than Goodwill

We make an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. In any event, we would make an estimate of the asset’s recoverable amount, which is calculated as the higher of the asset’s value in use or our fair value less costs to sell. We recognize an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. We charge an impairment loss to the consolidated statement of profit or loss and other comprehensive income in the period in which it arises. A reversal of an impairment loss is credited to the consolidated statement of profit or loss and other comprehensive income in the period in which it arises.

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with our anticipated drilling plan, changes in our capital costs and operating expense assumptions, and the discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to, but are not limited to, the risk factors referred to in “Item 3.D. Risk Factors.” The complex economic outlook may also materially and adversely affect our key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

Although it is not reasonably practicable to quantify the impact of future impairment charges at this time, our results of operations could be materially and adversely affected for the period in which impairment charges are incurred.

The sensitivity analysis for the impairment testing involves estimates and judgments to consider numerous assumptions comprehensively. Those assumptions interact on each other and interrelate with each other complexly and do not have fixed patterns along with the changes in price. Accordingly, we believe that the preparation of the sensitivity analysis for the impairment testing will be impracticable. Changes in assumptions could affect impairment charges and reversals in income statement, and the carrying amounts of assets in balance sheet.

In the calculations of the recoverable amount of the oil and gas properties in a joint venture, we use the approach above.

Business Combinations and Goodwill

Business combinations, other than business combinations under common control, are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by us, liabilities assumed by us from the former owners of the acquiree and the equity interests issued by us in exchange for control of the acquiree. For each business combination, we elect whether we measure the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition costs incurred are included in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the purchase consideration, the amount recognized for non-controlling interests and any fair value of our previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss as a gain on bargain purchase.

Joint Arrangements

Certain of our activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint Operations

Some arrangements have been assessed by us as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both our interests in production sharing arrangements and certain jointly-controlled entities.

Joint Venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Our investments in joint ventures are stated in the consolidated statement of financial position at our share of net assets under the equity method of accounting, less any impairment losses.

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

Recognition of Revenue from Oil and Gas Sales and Marketing

Under IFRS 15/HKFRS 15,we recognize revenue when (or as) a performance obligation is satisfied, i.e. when "control" of the goods or services underlying the particular obligation is transferred to the customer.

For oil and gas sales, our revenues represent the sales of oil and gas, net of royalties and obligations to governments and other mineral interest owners. Revenue from the sales of oil and gas is recognized at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and we have present right to payment and collection of the consideration is probable. Oil and gas lifted and sold by us above or below our participating interests in any PSC result in overlifts and underlifts. From January 1, 2018 we have ceased recording these transactions in accordance with the entitlement method. We recognize revenues when sales are made to customers. Settlement will be in kind or in cash when the liftings are equalized or in cash when production ceases. We have entered into gas sales contracts with customers which often contain take-or-pay clauses. Under these contracts, we make a long term supply commitment in return for a commitment from the customer to pay for minimum quantities, whether or not the customer takes delivery. These commitments contain protective provisions, such as force majeure provision, and adjustment provisions. If a customer has a right to get a “make up” delivery at a later date, revenue recognition is deferred and payments received from the customers for natural gas not yet taken are recorded as contract liabilities. If no such option exists according to the contract terms, revenue is recognized when the take-or-pay penalty is triggered.

Our marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under our PSCs and revenues from the trading of oil and gas through our subsidiaries, which is recognized at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and we have present right to payment and collection of the consideration is probable. The cost of the oil and gas sold is included in crude oil and product purchases.

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2016		2017		2018
	(Rmb in millions, except percentages and production data )
Revenues:
Oil and gas sales:
Crude oil	106,448	72.7%	135,256	72.6%	165,939	73.1%
Natural gas	14,877	10.1%	16,632	8.9%	19,933	8.8%
Total oil and gas sales	121,325	82.8%	151,888	81.5%	185,872	81.9%

Marketing revenues	20,310	13.9%	28,907	15.5%	35,830	15.8%
Other revenue	4,855	3.3%	5,595	3.0%	5,261	2.3%
Total revenues	146,490	100.0%	186,390	100.0%	226,963	100.0%

Net production (million BOE)(1):
Crude oil	396.4	83.1%	388.7	82.7%	383.5	80.7%
Natural gas	80.5	16.9%	81.5	17.3%	91.5	19.3%
Total net production	476.9	100.0%	470.2	100.0%	475.0	100.0%

__________________

(1)	Including our interest in equity method investees.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated statement of profit or loss and other comprehensive income as a percentage of total revenues:

	Year ended December 31,
	2016	2017	2018
Operating Revenues:
Oil and gas sales	82.8%	81.5%	81.9%
Marketing revenues	13.9%	15.5%	15.8%
Other revenue	3.3%	3.0%	2.3%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(15.8)%	(13.0)%	(10.7)%
Taxes other than income tax	(4.7)%	(3.9)%	(4.0)%
Exploration expenses	(5.0)%	(3.7)%	(5.7)%
Depreciation, depletion and amortization	(47.0)%	(32.9)%	(22.3)%
Special oil gain levy	0.0%	0.0%	(1.1)%
Impairment and provision	(8.3)%	(4.9)%	(0.2)%
Crude oil and product purchases	(13.0)%	(14.8)%	(14.8)%
Selling and administrative expenses	(4.4)%	(3.7)%	(3.2)%
Others	(3.3)%	(3.2)%	(2.5)%
Total expenses	(101.6)%	(80.1)%	(64.6)%

Interest income	0.6%	0.4%	0.4%
Finance costs	(4.3)%	(2.7)%	(2.2)%
Exchange gain, net	(0.5)%	0.2%	(0.1)%
Investment income	1.9%	1.3%	1.6%
Share of profits of associates	(0.4)%	0.2%	0.2%
Profit/(loss) attributable to a joint venture	0.4%	0.3%	(2.5)%
Other income, net	0.4%	0.0%	0.4%
Profit before tax	(3.6)%	19.5%	33.1%
Income tax expense	4.0%	(6.3)%	(9.9)%
Profit for the year	0.4%	13.2%	23.2%

Calculation of Revenues

China

We report total revenues, which consist of oil and gas sales, marketing revenue and other revenue, in our consolidated financial statements included elsewhere in this annual report. With respect to revenues derived from our offshore China operations, oil and gas sales represent gross oil and gas sales less royalties and share oil payable to the PRC government.

Revenue from the sales of oil and gas is recognized at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and we have present right to payment and collection of the consideration is probable.

Marketing revenues represent our sales of our foreign partners’ oil and gas produced under our PSCs. Our foreign partners have the right to either take possession of their oil and gas for sale in the international market or to sell their oil and gas to us for resale in the PRC market.

Indonesia

The oil and gas sales from our subsidiaries in Indonesia represent our sales of oil and gas derived from the relevant joint operation projects, less adjustments for oil and gas distributable to the Indonesian government under our Indonesian PSCs and for a domestic market obligation under which the contractor must sell a specified percentage of its crude oil to the local Indonesian market at a reduced price.

Iraq

The oil sales from Iraq represent our sales of oil derived from the Missan project.

Australia

The oil and gas sales from our subsidiaries in Australia represent our sales of oil and gas derived from the North West Shelf project.

Nigeria

The oil and gas sales from our subsidiaries in Nigeria represent our sales of oil and gas derived from relevant joint operation projects, net of the rental concession, royalty, and oil and gas distributable to the host country. The royalty rates applicable to deepwater properties are zero. We record revenue when oil and gas has been delivered to the customer.

Trinidad and Tobago

The oil and gas sales from our subsidiaries in Trinidad and Tobago represent our sales of oil and gas derived from relevant joint operation projects.

The United States and Canada

The oil and gas sales from the United States represent our sales of oil and gas derived from the Eagle Ford project, Niobrara project and properties in the Gulf of Mexico.

The revenue is calculated net of royalties and is recognized when oil and gas has been delivered to the customer.

United Kingdom

The oil and gas sales from the United Kingdom represent our sales of oil and gas derived from the Buzzard, Scott/Telford/Rochelle, Golden Eagle and Farragon properties.

Unconsolidated Investees

Our share of the oil and gas sales of unconsolidated investees is not included in our revenues, but our share of the profits or losses of these investees is included as part of our share of profits or losses of associates and profit/loss attributable to a joint venture as shown in our consolidated statements of profit or loss and other comprehensive income.

2018 versus 2017

Consolidated net profit

Our consolidated net profit increased 113.5% to Rmb 52,688 million (US$ 7,663.2 million) in 2018 from Rmb 24,677 million in 2017, primarily as a result of the increase in profitability under the higher international oil price environment, at the same time, the cost control through taking efficient measures brings about the increase in profitability.

Revenues

Our oil and gas sales, realized prices and sales volume in 2018 are as follows:

	2018	2017	Amount	Change (%)
Oil and gas sales (Rmb million)	185,872	151,888	33,984	22.4%
Crude and liquids	165,939	135,256	30,683	22.7%
Natural gas	19,933	16,632	3,301	19.8%
Sales volume (million BOE)*	453.4	452.4	1.0	0.2%
Crude and liquids (million barrels)	372.9	380.1	(7.2)	(1.9%)
Natural gas (bcf)	469.9	421.5	48.4	11.5%
Realized prices
Crude and liquids (US$/barrel)	67.22	52.65	14.57	27.7%
Natural gas (US$/mcf)	6.41	5.84	0.57	9.8%
Net production (million BOE)	475.0	470.2	4.8	1.0%
China	309.0	302.8	6.2	2.0%
Overseas	166.0	167.4	(1.4)	(0.8%)

* Excluding our interest in equity-accounted investees.

In 2018, our net production was 475.0 million BOE (including our interest in equity-accounted investees), representing an increase of 1.0% from 470.2 million BOE in 2017. The increase in crude and liquids sales was primarily due to higher international oil price in 2018. The increase in natural gas sales was primarily due to the gradual release of production capacity of high-priced gas fields arising from natural gas demand growth in China, which pulled up the gas price and sales volume simultaneously.

Operating expenses

Our operating expenses decreased 0.1% to Rmb 24,251 million (US$3,527.2 million) in 2018 from Rmb 24,282 million in 2017, the operating expenses per BOE decreased 0.4% to Rmb 53.4 (US$ 7.77) per BOE in 2018 from Rmb 53.6 (US$8.24) per BOE in 2017. Operating expenses per BOE offshore China decreased 2.0% to Rmb 48.2 (US$7.01) per BOE in 2018 from Rmb 49.2 (US$7.57) per BOE in 2017. Overseas operating expenses per BOE increased 3.4% to Rmb 64.5 (US$ 9.39) per BOE in 2018 from Rmb 62.4 (US$9.59) per BOE in 2017. Through refined management, strict costs control and enhancing conservation, our operating expenses per BOE remained stable.

Taxes other than income tax

Our taxes other than income tax increased 26.6% to Rmb 9,127 million (US$1,327.5 million) in 2018 from Rmb 7,210 million in 2017, mainly due to the increase in oil and gas sales.

Exploration expenses

Our exploration expenses increased 87.8% to Rmb 12,924 million (US$ 1,879.7 million) in 2018 from Rmb 6,881 million in 2017, mainly because of impairment provision of Rmb 5,387 million related to certain exploration and evaluation assets in North America, resulting from its further development uncertainty. Please refer to Note 13 to the Consolidated Financial Statement of this annual report.

Depreciation, depletion and amortization

Our total depreciation, depletion and amortization decreased 17.3% to Rmb 50,640 million (US$7,365.3 million) in 2018 from Rmb 61,257 million in 2017.

The dismantlement-related depreciation, depletion and amortization costs increased 237.6% to Rmb 1,293 million (US$188.1 million) in 2018 from Rmb 383 million in 2017. Our average dismantling costs per BOE increased 235.3% to Rmb 2.85 (US$0.41) per BOE in 2018 from Rmb 0.85 (US$0.13) per BOE in 2017, primarily due to the increase of the present value of asset retirement obligations brought by the decrease of U.S. bond interest rate in the international market.

Our depreciation, depletion and amortization, excluding the dismantlement-related depreciation, depletion and amortization, decreased 18.9% to Rmb49,347 million (US$7,177.2 million) in 2018 from Rmb 60,874 million in 2017. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, decreased 19.1% to Rmb 108.7 (US$15.81) per BOE in 2018 from Rmb 134.4 (US$20.66) per BOE in 2017, primarily due to the increase of reserve by optimizing the development plan of producing oil and gas fields to control natural decline and improve production performance.

Impairment and provision

Our impairment and provision decreased 93.8% to Rmb 567 million (US$82.5 million) in 2018 from Rmb 9,130 million in 2017. The vast majority of impairment and provision in 2018 was related to raw material inventory provision, while Rmb 8,639 million of oil and gas assets impairment was recognized in 2017.

Selling and administrative expenses

Our selling and administrative expenses increased 6.2% to Rmb 7,286 million (US$1,059.7 million) in 2018 from Rmb 6,861 million in 2017. Our selling and administrative expenses per BOE increased 5.9% to Rmb 16.05 (US$ 2.34) per BOE in 2018 from Rmb 15.15 (US$2.33) per BOE in 2017, due to the increase of scientific research expenses, arising from the active implementation of the “innovation-driven” strategy, the reform of science and technology system, which increased the technological investment.

Finance costs/Interest income

Our finance costs were Rmb 5,037 million (US$732.6 million) in 2018 and in line with Rmb 5,044 million in 2017. Our interest income increased 21.9% to Rmb 796 million (US$115.8 million) in 2018 from Rmb 653 million in 2017, primarily due to the higher proportion of long-term deposits in China.

Exchange losses/gains, net

Our net exchange losses changed to Rmb 141 million (US$20.5 million) in 2018, while there was net exchange gains of Rmb 356 million in 2017, primarily arising from Rmb fluctuation against the U.S. dollars and Hong Kong dollars.

Investment income

Our investment income increased 53.0% to Rmb 3,685 million (US$ 536.0 million) in 2018 from Rmb 2,409 million in 2017, primarily attributable to the higher interest rates and increased average stock of corporate wealth management products.

Share of losses/profits of associates and a joint venture

Our share of losses of associates and a joint venture changed to Rmb 5,187 million (US$754.4 million) in 2018, while in 2017 our shared profits was Rmb 855 million, mainly due to depreciation of the value of the assets in Argentina owned by the joint venture, BC Energy Investments Corp., as a result of the huge depreciation of the Argentina peso against the U.S. dollar and the sharp increase of interest rate.

Income tax expense

Our income tax expense increased 92.5% to Rmb 22,489 million (US$3,270.9 million) in 2018 from Rmb 11,680 million in 2017, mainly because our overall profitability increased in 2018.

2017 versus 2016

Consolidated net profit

Our consolidated net profit increased significantly to Rmb 24,677 million in 2017 from Rmb 637 million in 2016, primarily as a result of the increase in profitability due to higher international oil price environment, as well as the combined effects of increased reserve and reduced costs as a result of adoption of efficient measures by us.

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

In 2017, our net production was 470.2 million BOE (including our interest in equity-accounted investees), representing a decrease of 1.4% from 476.9 million BOE in 2016. The increase in crude and liquids sales was primarily due to higher realized oil prices in 2017. The increase in natural gas sales was primarily due to the gradual release of production capacity of high-priced gas ﬁelds arising from natural gas demand growth in China, which pulled up the gas price and sales volume simultaneously.

Operating expenses

Our operating expenses increased 4.6% to Rmb 24,282 million in 2017 from Rmb 23,211 million in 2016, the operating expenses per BOE increased 6.0% to Rmb 53.6 per BOE in 2017 from Rmb 50.6 per BOE in 2016, Operating expenses per BOE offshore China increased 11.6% to Rmb 49.2 per BOE in 2017 from Rmb 44.1 per BOE in 2016, mainly attributable to the increase in workload as the result of the Company adopting optimisation measures to increase production efficiency, as well as prices of refined oil, chemicals and other materials rose with oil price. Overseas operating expenses per BOE decreased 2.7% to Rmb 62.4 per BOE in 2017 from Rmb 64.1 per BOE in 2016.

Taxes other than income tax

Our taxes other than income tax increased 3.9% to Rmb 7,210 million in 2017 from Rmb 6,941 million in 2016, mainly due to the increase in oil and gas sales.

Exploration expenses

Our exploration expenses decreased 6.5% to Rmb 6,881 million in 2017 from Rmb 7,359 million in 2016, mainly because of less costs of uncertain wells from previous years being written off according to subsequent reserve evaluation as well as the decrease in write-off of expired leases in North American.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization decreased 11.1% to Rmb 61,257 million in 2017 from Rmb 68,907 million in 2016.

The dismantlement-related depreciation, depletion and amortization costs decreased 75.6 % to Rmb 383 million in 2017 from Rmb 1,569 million in 2016. Our average dismantling costs per BOE decreased 75.1% to Rmb 0.85 per BOE in 2017 from Rmb 3.42 per BOE in 2016, primarily due to the decrease of the present value of asset retirement obligations brought by the increase of interest rate in the China market. Our depreciation, depletion and amortisation, excluding the dismantlement-related depreciation, depletion and amortization, decreased 9.6% to Rmb 60,874 million in 2017 from Rmb 67,338 million in 2016. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, decreased 8.4% to Rmb 134.4 per BOE in 2017 from Rmb 146.8 per BOE in 2016, primarily due to the increase of reserve in producing oil and gas fields by taking effective measures to improve production performance and recovery rate as well as the decrease in amortization rate resulting from the recognized impairment of oil and gas assets in 2016.

Impairment and provision

Our impairment and provision decreased 25.0% to Rmb 9,130 million in 2017 from Rmb 12,171 million in 2016, mainly due to the decrease of oil and gas assets impairment. The impairment loss of oil and gas assets recognized in 2017 mainly related to oil and gas fields located in China, Africa and North America and it was primarily due to the revision of the oil and gas price forecast and revision of reserve. In 2016, certain oil and gas properties located in North America, Europe and Africa were impaired, which was reflected by the revision of the oil price forecast and the adjustment in operating plan for the oil sand assets in Canada. Please refer to Note 13 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses increased 5.7% to Rmb 6,861 million in 2017 from Rmb 6,493 million in 2016. Our selling and administrative expenses per BOE increased 7.1% to Rmb 15.15 per BOE in 2017 from Rmb 14.15 per BOE in 2016, due to the increase in transportation costs in Canada resulting from increased production and sales volume.

Finance costs/Interest income

Our finance costs decreased 19.2% to Rmb 5,044 million in 2017 from Rmb 6,246 million in 2016, primarily due to the increased capitalized interest cost arising from the increase in the scale of oil and gas assets under construction. Our interest income decreased 27.5% to Rmb 653 million in 2017 from Rmb 901 million in 2016, primarily due to the decreased proportion of deposits with higher interest rates.

Exchange gains/losses, net

Our net exchange gains changed to Rmb 356 million in 2017, while accounted net exchange losses of Rmb 790 million in 2016, primarily as a result of the increase in exchange gains arising from Rmb fluctuation against the U.S. dollars and Hong Kong dollars.

Investment income

Our investment income decreased 13.2% to Rmb 2,409 million in 2017 from Rmb 2,774 million in 2016, primarily attributable to the decreased proportion of corporate wealth management products with higher interest rates.

Share of profits/losses of associates and a joint venture

Our share of profits of associates and a joint venture changed to Rmb 855 million in 2017, while in 2016 we shared losses of Rmb 76 million, primarily attributable to losses from the sale of shares of Northern Cross (Yukon) Limited located in Canada in 2016.

Income tax expense/credit

Our income tax expense changed to Rmb 11,680 million in 2017, while accounted income tax credit of Rmb 5,912 million in 2016, mainly because income tax expense increased as Company’s profitability increased in 2017, in addition, the U.S. government decreased the federal corporate income tax rate from 35% to 21% and resulted in a one-time write-off of net deferred tax asset and increased income tax expense.

B.	Liquidity and Capital Resources

Our primary source of cash during 2018 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2016	2017	2018
	(Rmb in millions)
Cash generated from (used in):
Operating activities	72,863	94,734	123,883
Investing activities	(27,953)	(64,411)	(94,861)
Financing activities	(43,240)	(31,271)	(27,370)
Net increase/(decrease) in cash and cash equivalents	1,670	(948)	1,652

Cash Generated from Operating Activities

The cash inflow from operating activities increased 30.8% to Rmb 123,883 million (US$18,018.0 million) in 2018 from Rmb 94,734 million in 2017, primarily attributable to the increase of oil and gas sales cash inflows caused by the increase of international oil price for the current period.

Cash Used in Investing Activities

In 2018, our capital expenditure payment increased 5.6% to Rmb 50,411 million (US$7,332.0 million) from 2017. Our development expenditures in 2018 were primarily related to the capital expenditure of OML130 project, Iraq technical service contract project, deep-water Gulf of Mexico and shale oil and gas in the United States, as well as the expenses incurred for improving recovery factors of the oil and gas fields in production. We had no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of corporate wealth management products and money market funds of Rmb 178,100 million (US$25,903.6 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of corporate wealth management products and money market funds in the amount of Rmb 127,903 million (US$18,602.7 million), and the decrease in our time deposits with maturity over three months in the amount of Rmb 1,620 million (US$235.6 million).

Cash Used in Financing Activities

In 2018, the net cash outflow from financing activities was mainly due to the repayment of bank loans of Rmb 5,888 million (US$856.4 million), repayment of guaranteed notes of Rmb 4,976 million (US$750.0 million) and the payment of dividends of Rmb 23,523 million (US$3,421.3 million), partially offset by the issuance of guaranteed notes of Rmb 9,952 million (US$1,450.0 million) and the proceeds of bank loans of Rmb 2,212 million (US$321.7 million).

At the end of 2018, our total interest-bearing outstanding debt was Rmb 139,521 million (US$20,292.5 million), compared to Rmb 132,250 million at the end of 2017. The increase in debt in 2018 was primarily attributable to the issuance of guaranteed notes and impact of changes in the exchange rate of the U.S. dollar and Rmb. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 25.1%, lower than that of 25.8% in 2017. The main reason was the increased scale of equity.

	Debt maturities (principal only)
Due by December 31,	Original currency US$	Total Rmb equivalents	Total US$ equivalents
	(in millions, except percentages)
2019	331.8	2,281.5	331.8
2020-2021	3,048.8	20,962.3	3,048.8
2022-2023	3,985.7	27,404.0	3,985.7
2024 and beyond	11,452.5	78,741.4	11,452.5
Total	18,818.8	129,389.2	18,818.8
Percentage of total debt	96.5%	96.5%	96.5%

As of December 31, 2018, we had total foreign currency debt of US$19,546 million, all of which was in U.S. dollars. As of March 29, 2019, we had total foreign currency debt of US$19,573 million, all of which was in U.S. dollars.

As of December 31, 2018, we had unutilized banking facilities amounting to approximately Rmb 55,289 million (US$8,041 million) as compared to Rmb 53,749 million as of December 31, 2017.

In 2016, 2017 and 2018, we paid dividends totaling Rmb 14,245 million, Rmb 16,448 million and Rmb 23,523 million (US$3,421 million) (before PRC withholding tax deducted), respectively. The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2019. However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.

Capital Expenditures

For 2019, we have budgeted Rmb 70 to 80 billion for capital expenditures for exploration and development. The following table sets forth our actual or budgeted capital expenditures on an accrual basis for the periods indicated.

	Year ended December 31,
	2016(1)	2017(1)	2018(1)	2019(2)	2018(1)
	(Rmb million)				(US$ million)
China
Development(3)	15,048	16,762	26,212	36,784	3,812
Exploration	6,205	7,978	9,995	12,349	1,454
Subtotal	21,253	24,740	36,207	49,133	5,266
Overseas
Development(3)	24,516	21,891	23,564	27,073	3,427
Exploration	2,964	3,085	2,331	3,864	339
Subtotal	27,480	24,976	25,895	30,937	3,766
Total	48,733	49,716	62,102	80,070	9,032

___________________

(1)	Capitalized interests were not included, and it was Rmb 1,430 million, Rmb 2,495 million and Rmb 2,838 million in 2016, 2017 and 2018, respectively.

(2)	Numbers for 2019 represent our budgeted capital expenditures.

(3)	Including production expenditures.

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

Holding Company Structure

We are a holding company. Our entire oil and gas exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly owned subsidiary in the PRC. Our oil and gas exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, or owned and conducted by CNOOC Petroleum North America ULC, a wholly-owned subsidiary of us located in Canada, or directly owned by us. International sales of crude oil and natural gas are conducted by China Offshore Oil (Singapore) International Pte Ltd, our wholly owned subsidiary incorporated in Singapore. CNOOC Petroleum North America ULC, sells its crude oil and synthetic oil to international markets separately. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation. For example, legal restrictions in the PRC permit payment of dividends only out of profit determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, CNOOC China Limited should set aside a portion of its profit each year to fund certain reserve funds until the total amount of such funds is up to 50% of the registered capital of CNOOC China Limited. These reserves are not distributable as cash dividends.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 2.0%, 1.6% and 2.1% in 2016, 2017 and 2018, respectively. Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Impact of Recently Issued Accounting Standards

IFRSs and HKFRSs

We have adopted the IFRSs as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2018 have been prepared in due compliance with both IFRSs and HKFRSs. The accounting policies adopted are consisted with those of the year ended December 31, 2017, except for the first time adoption of the new and amendments to IFRSs/HKFRSs effective for the Company's financial year beginning on January 1, 2018. Except as described in note 2.2 to our consolidated financial statements included elsewhere in this annual report, the adoption of those new amendments to IFRSs/HKFRSs in the current year had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of us.

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

Looking forward to 2019, the global economy will continue its slow recovery. Despite a recovery in international oil prices, the external operating environment is filled with uncertainties. To this end, we remain confident of our prospects. We will further strengthen our operating strategies, which mainly include: (i) steadily increase oil and gas reserves and production levels, (ii) promote high-quality development of the Company, (iii) digital transformation helps improve core businesses, (iv) maintain prudent financial policy and investment decision-making, and (v) pursue a green, Low-carbon and environment-friendly development model.

In 2019, our capital expenditure is anticipated to reach Rmb 70 to 80 billion. Our production target for 2019 is 480 to 490 million BOE, with six new projects to commence production. Meanwhile, we will maintain our high standards of health, safety and environmental protection.

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

Other than as disclosed in the paragraphs above under Item 5.D, we are not aware of any trends that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions. You are urged to read the forward-looking statements contained elsewhere in this annual report, the cautionary statement on page 10 and the risk factors on pages 14, which describe the risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. We provide no commitment to update the forward-looking statements or to publish financial projections for forward-looking statements in the future.

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth information regarding our contractual obligations as of December 31, 2018.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million
Long-term debt obligations(1)	129,388	2,281	20,962	27,404	78,741
Operating lease obligations	16,372	3,141	3,472	2,437	7,322
Provision for dismantlement(2)	54,834	675	—	—	54,159
Total	200,594	6,097	24,434	29,841	140,222

 _______________

(1)	The amount of long-term debt obligations represents the principal of the long-term debt obligations.

(2)	Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2016, 2017 and 2018, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2016	2017	2018
	Rmb million	Rmb million	Rmb million
Contracted, but not provided for	46,515	46,704	55,538

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act, or the statutory safe harbors, shall apply to forward-looking information provided pursuant to Item 5.F above. For our cautionary statement on the forward looking statement in this annual report, see the section “Forward-Looking Statements” on page 10 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

In accordance with Hong Kong law and our articles of association, our affairs are managed by our Board, which has eight members, including two executive directors, two non-executive directors and four independent non-executive directors as of March 29, 2019.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position
Guangyu Yuan	1959	Executive Director and Chief Executive Officer
Keqiang Xu	1971	Executive Director and President
Hua Yang	1961	Chairman of the Board and Non-executive Director
Dongjin Wang	1962	Vice Chairman and Non-executive Director (effective December 5, 2018 and April 27, 2018, respectively)
Jian Liu	1958	Vice Chairman and Non-executive Director (resigned as Vice Chairman and Non-executive Director effective from August 16, 2018)
Guangqi Wu	1957	Non-executive Director (resigned as non-executive director effective April 27, 2018)
Sung Hong Chiu	1947	Independent Non-executive Director
Lawrence J. Lau	1944	Independent Non-executive Director
Aloysius Hau Yin Tse	1948	Independent Non-executive Director
Kevin G. Lynch	1951	Independent Non-executive Director
Yuhong Xie	1961	Executive Vice President and General Manager of Exploration Department
Xinjian Cao	1966	Executive Vice President and General Manager of CNOOC China Limited Tianjin Branch
Weizhi Xie	1964	Chief Financial Officer
Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited Zhanjiang Branch
Yunhua Deng	1963	Deputy Chief Exploration Engineer and Deputy Director of Beijing Research Center of CNOOC China Limited
Zaisheng Liu	1962	Vice President
Xiaonan Wu	1967	Joint Company Secretary and General Counsel and Compliance Officer (effective November 19, 2018 and August 2018, respectively)
Jiewen Li	1965	Joint Company Secretary and General Manager (Director) of Investor Relations Department (Office for the Board of Directors) (resigned as Joint Company Secretary effective November 19, 2018)
May Sik Yu Tsue	1973	Joint Company Secretary

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

Executive Directors

Guangyu Yuan Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). From November 2006 to May 2016, Mr. Yuan served as the Assistant President of CNOOC. Since July 2016, Mr. Yuan was appointed as the Vice President of CNOOC. In January 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. From April 2013 to June 2016, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjin Branch, a subsidiary of the Company. He served as a Director of CNOOC International Limited, a subsidiary of the Company, from July 31, 2009 to May 5, 2017 and as the Chairman of such company from June 15, 2016 to May 5, 2017. Since March 31, 2009, Mr. Yuan served as a Director of CNOOC China Limited, a subsidiary of the Company, and as the General Manager of such company from June 15, 2016 to May 21, 2018, then he was appointed as the Chairman of such company on May 21, 2018. From June 15, 2016 to April 18, 2017, Mr. Yuan served as President of the Company and Mr. Yuan was appointed as an Executive Director of the Company with effect from June 15, 2016. Mr. Yuan was appointed as the Chief Executive Officer of the Company with effect from April 18, 2017.

Keqiang Xu Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. From April 2017 to June 2018, Mr. Xu served as the Chairman of Nexen Energy ULC, a subsidiary of the Company. In between May 2017 and June 2018, he served as the Chairman of a subsidiary of the Company-CNOOC International Limited. In May 2017, Mr. Xu was appointed as a Director of CNOOC China Limited, a subsidiary of the Company. Mr. Xu was appointed as the General Manager of CNOOC China Limited with effect from May 21, 2018. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from April 18, 2017.

Non-executive Directors

Hua Yang Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992,

Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. From June 15, 2016 to April 18, 2017, he was appointed as the Chairman and a Director of Nexen Energy ULC, a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from August 31, 2005 and was the Vice Chairman of the Board of the Company from September 16, 2010 to May 19, 2015, and was re-designated from an Executive Director to a Non-executive Director of the Company with effect from November 23, 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from May 19, 2015. From June 15, 2016 to April 18, 2017, Mr. Yang was re-designated from a Non-executive Director to an Executive Director and served as the Chief Executive Officer of the Company. Mr. Yang was re-designated from an Executive Director to a Non-executive Director with effect from April 18, 2017.

Dongjin Wang Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of Aktobe Munai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of CNOOC. In October 2018, Mr. Wang was appointed as President of CNOOC. On April 27, 2018, Mr. Wang was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. Mr. Wang has been appointed as the Vice Chairman of the Company with effect from December 5, 2018.

Jian Liu Born in 1958, Mr. Liu is a professor-level senior engineer. He graduated from Huazhong University of Science and Technology with a Bachelor degree and he received his MBA degree from Tianjin University. Mr. Liu first joined CNOOC in 1982 and has over 35 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, a subsidiary of CNOOC, Deputy General Manager of the Tianjin Branch and the General Manager of the Zhanjiang Branch of CNOOC China Limited, a subsidiary of the Company. From 2003 to 2009, Mr. Liu served as Senior Vice President and General Manager of the Development and Production Department and Executive Vice President of the Company, primarily responsible for the offshore oil and gas fields development and production of the Company. Mr. Liu served as an Assistant President of CNOOC from November 2006 to April 2010 and as a Vice President of CNOOC from April 2010 to

August 2015. In August 2015, Mr. Liu was appointed as the President of CNOOC. Mr. Liu also served as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Southeast Asia Limited, all being subsidiaries of the Company. Besides, Mr. Liu served as the Chief Executive Officer, Vice Chairman and Chairman of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange) from March 2009 to December 2016 and Chairman of Offshore Oil Engineering Co. Ltd. (a company listed on the Shanghai Stock Exchange) from December 2010 to November 2016. During February 2017 and May 2018, Mr. Liu served as Chairman and Director of CNOOC China Limited, a subsidiary of the Company. Mr. Liu served as the Vice Chairman and a Non-executive Director of the Company from December 20, 2016 to August 16, 2018.

Guangqi Wu Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Chairman of CNOOC Marine Environment and Ecology Protection Foundation, and served as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company from June 1, 2005 to June 15, 2016. Since June 2005 to August 2018, he served as a Director of CNOOC International Limited and once as a Director of CNOOC China Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from June 1, 2005. Mr. Wu has been re-designated from an Executive Director to a Non-executive Director of the Company with effect from June 15, 2016. Mr. Wu resigned as a Non-executive Director and a member of the Remuneration Committee of the Company with effect from April 27, 2018.

Independent Non-executive Directors

Sung Hong Chiu Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and a senior research fellow of Centre for Law & Globalization of Renmin University of China since 2016. He also served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an independent non-executive director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an independent non-executive director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from September 7, 1999.

Lawrence J. Lau Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as the Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. From March

2008 to February 2018, Professor Lau served as a member of the 11th and 12th National Committee of the Chinese People’s Political Consultative Conference (and a Vice Chairman of its Economics Subcommittee). Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited 13 books, including The China-U.S. Trade War and Future Economic Relations, and published 190 articles and notes in professional journals. Professor Lau serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee, and member of its Currency Board Subcommittee and Investment Sub-Committee, and a member of the Hong Kong Trade Development Council (HKTDC) Belt and Road Committee. In addition, he also serves as the Chairman of the Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute, a member and Chairman of the Prize Recommendation Committee of the LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Lau Chor Tak Institute of Global Economics and Finance, The Chinese University of Hong Kong, an independent non-executive director of AIA Group Limited, Hysan Development Company Limited and Semiconductor Manufacturing International Corporation, all listed on the Hong Kong Stock Exchange, and an independent non-executive director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from August 31, 2005.

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

Kevin G. Lynch Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds 11 honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Senior Fellow of Massey College, former Chancellor of the University of King’s College, former Chair of the Board of Governors of the University of Waterloo, former Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Killam Trusts, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and a

director and chairman of the Board of Directors of SNC Lavalin Group Inc. listed on the Toronto Stock Exchange. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on November 27, 2013, and such appointment took effect from March 1, 2014.

Other Members of Senior Management

Yuhong Xie Born in 1961, Mr. Xie is an Executive Vice President and General Manager of Exploration Department of the Company as well as a professor-level senior engineer. Mr. Xie obtained a Ph.D. degree from China University of Geosciences in 2005. From 1982 to 1995, Mr. Xie served as an engineer of Research Institute and Exploration Department of CNOOC Naihai West Corporation. From 1995 to 1996, he served as the Deputy Manager of Exploration Department of CNOOC Naihai West Corporation. From 1996 to 1999, he served as Manager of Tepu Company of CNOOC Naihai West Corporation, Deputy Chief Earth Physicist and Manager of Exploration Department of Naihai West Corporation. From 2001 to 2005, he was Deputy Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2013, he served as the Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2013 to 2015, he was appointed as the Director of Naihai West Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Deputy Chief Geologist of CNOOC, Deputy Chief Geologist and General Manager of Exploration Department of the Company. From 2016 to 2018, he was appointed as the Chief Geologist of CNOOC, an Executive Vice President and General Manager of Exploration Department of the Company. In May 2018, he was appointed as the Chief Geologist of CNOOC, an Executive Vice President and the Chief Safety Officer of the Company.

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

Weizhi Xie Born in 1964, Mr. Xie is the Chief Financial Officer of the Company. Mr. Xie is a Senior Accountant. He graduated from Guanghua School of Management of Peking University with a master’s degree in Business Administration. Mr. Xie joined CNOOC in 1986. Mr. Xie served as Deputy Manager of Finance Department of CNOOC Nanhai West Corporation, Deputy Manager and Manager of Controllers’ Department and General Manager of Treasury Department of CNOOC. From January 2002 to February 2011, Mr. Xie served as General Manager of CNOOC Finance Corporation Ltd. From February 2011 to May 2016, Mr. Xie served as Assistant President of CHINALCO, Executive Director of CHINALCO Finance Company Limited, President of CHINALCO Offshore Holding Company, Vice President& CFO of CHALCO, President of CHALCO (Hong Kong), Chairman of CHINALCO Finance Company Limited, General Auditor & Director of Audit Department CHINALCO. From 2016 to 2017, Mr. Xie was appointed as General Manager of Finance Department of CNOOC. From August 2017, Mr. Xie was appointed as the Chief Financial Officer of the Company.

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

Xiaonan Wu Born in 1967, Ms. Wu Xiaonan is the General Counsel, the Compliance Officer and Joint Company Secretary of the Company. Ms. Wu is an Enterprise Legal Adviser (註 冊 企 業 法 律 顧 問) and Certified Senior Enterprise Risk Manager ( 註 冊 高 級 企 業 風 險 管 理 師). Ms. Wu received a bachelor of laws degree from China University of Political Science and Law in 1990. Ms. Wu has been working in the oil and gas industry for over 19 years. From September 1999 to June 2002, Ms. Wu successively worked in the Regulatory and Legislative Division of the Legal Department of CNOOC and the Company. From June 2002 to February 2012, Ms. Wu served as the Manager of the Regulatory and Legislative Division of the Legal Department of the Company. From February 2012 to May 2016, she served as the Deputy General Manager of the Legal Department of the Company and was promoted as the General Manager of the Legal Department of the Company in May 2016. In August 2018, Ms. Wu was appointed as the Vice General Counsel of CNOOC and the General Counsel and the Compliance Officer of the Company. In September 2018, Ms. Wu was appointed as the Director of the Legal Support Center of CNOOC. Ms. Wu was appointed as a Joint Company Secretary of the Company with effect from November 19, 2018.

Joint Company Secretaries

Xiaonan Wu

See “Item 6— Directors, Senior Management and Employees—A. Directors and Senior Management— Other Members of Senior Management —Xiaonan Wu.”

Jiewen Li Born in 1965, Ms. Li Jiewen was the Joint Company Secretary and the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors). Ms. Li is a senior economist and Certified Senior Enterprise Risk Manager and a member of CPA Australia. Ms. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in Naval Architecture and Ocean Engineering in 1987. She received a master’s degree in Management from Zhejiang University in 2001. Ms. Li joined CNOOC in 1987 and has been working in the oil and gas industry for over 30 years. From 1987 to 1989, Ms. Li was an Assistant Engineer in Nanhai East Oil Corporation of CNOOC. From 1990 to 2003, she worked as the Assistant Engineer, Budget and Planning Engineer, Budget Supervisor, Assistant Finance Manager of CACT (CNOOC-AGIPChevron-Texaco) Operators Group. From February 2004 to October 2006, she served as the Finance Manager of CNOOC China Limited Shenzhen Branch. From October 2006 to November 2010, Ms. Li was the Deputy General Manager of the Controllers Department of the Company. Ms. Li served as the General Manager of the Controllers Department of the Company from November 2010 to June 2016. Ms. Li also served as the Director of Nexen Energy ULC, a subsidiary of the Company. Ms. Li has been also appointed as the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) of the Company since October 2015. From November 2015 to November 2018, Ms. Li Jiewen served as a Joint Company Secretary of the Company.

May Sik Yu Tsue Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006, and MBA from The University of Hong Kong from 2014 to 2016. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year, and became a member of ACCA since 2016. She is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. Furthermore, she was granted a Practitioner’s Endorsement (PE) since 2017/2018 under The Hong Kong Institute of Chartered Secretaries and accredited a General Mediator under Hong Kong Mediation Accreditation Association Limited (HKMAAL) since August 2017. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue gained The Chartered Governance Professional (CGP) qualification of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries on September 30, 2018. She volunteered on Hong Kong Management

Association (HKMA) of Panel of Adjudicators on 2018 HKMA Best Annual Reports Awards. Ms. Tsue was appointed as a Joint Company Secretary of the Company with effect from November 25, 2008.

B.       Compensation

The aggregate amount of fees, salaries, bonus, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2018 was Rmb 4,972,182 (US$723,174), while the amount paid to our other senior management for the same period was Rmb 9,070,176 (US$1,319,202). In addition, under our pension plan for 2018, we set aside an aggregate amount of Rmb 1,154,807 (US$167,960) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management. Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 362,915 (US$52,784) to the pension plan for 2018. Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 8 to our consolidated financial statements included elsewhere in this annual report. Note 9 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees during 2018. For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—E. Share Ownership.” For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

C.	Board Practice

Committees

We have established an audit committee, a remuneration committee and a nomination committee. Our audit committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of our accounts, evaluating our auditing scope (both internal and external) and procedures as well as the effectiveness of our risk management and internal control systems. Our audit committee together with senior management and the external auditors, review the accounting principles and practices adopted by us and discuss the risk management and internal control and financial reporting matters. Our audit committee is also responsible for overseeing the operation of the internal monitoring systems, so as to ensure our Board is able to monitor our overall financial position, to protect our assets, and to prevent major errors or omissions resulting from financial reporting. In addition, our audit committee reviews our Company’s business ethics and compliance policies, related reports and performs other corporate governance functions. Our Board is responsible for these systems and appropriate delegations and guidance have been made. Our audit committee regularly reports to our Board. Our audit committee consists of Aloysius Hau Yin Tse as the audit committee financial expert for the purposes of U.S. securities laws and chairman of the audit committee, Sung Hong Chiu and Professor Lawrence J. Lau. Our audit committee charter is available on our website, www.cnoocltd.com.

The main responsibilities and authorities of our remuneration committee include making recommendations to our Board on our policy and structure of the remuneration of our directors and senior management and on the establishment of a formal and transparent procedure for developing remuneration policy, determining the service contracts and specific remuneration packages for all executive directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, reviewing and approving the compensation arrangements relating to dismissal or removal of directors for misconduct to ensure consistency with contractual terms, and making recommendations to our Board on the remuneration of non-executive directors and independent non-executive directors. Our remuneration committee consisted of two independent non-executive directors (Sung Hong Chiu as chairman and Aloysius Hau Yin Tse) and one non-executive director (Dongjin Wang). Our remuneration committee charter is available on our website, www.cnoocltd.com.

The main authorities and responsibilities of our nomination committee include nominating candidates to serve as our directors and senior management for approval by our Board, reviewing the structure and composition of our Board, and evaluating the leadership abilities of our executive directors so as to ensure our competitive position, determine the policy and establish proper procedures for the selection of our leadership positions. Our nomination committee is also responsible for reviewing and monitoring the training and continuous professional development of directors and senior management and make recommendations to our Board in this regard. Our nomination committee consists of Hua Yang as chairman, Professor Lawrence J. Lau and Kevin G. Lynch. Our nomination committee charter is available on our website, www.cnoocltd.com.

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

As of March 29, 2019, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2018	Number of shares involved in the options outstanding as of March 29, 2019	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)

Executive Director:

Guangyu Yuan	1,857,000	1,857,000	May 27, 2009	May 27, 2019	9.33	9.93
	1,899,000	1,899,000	May 20, 2010	May 20, 2020	12.22	12.696
Non-executive Directors:

Hua Yang	1,857,000	—	May 29, 2008	May 29, 2018	14.20	14.828
	2,835,000	2,835,000	May 27, 2009	May 27, 2019	9.33	9.93
	2,000,000	2,000,000	May 20, 2010	May 20, 2020	12.22	12.696

Other Employees In Aggregate(2):

	33,423,000	—	May 29, 2008	May 29, 2018	14.20	14.828
	39,408,000	25,158,000	May 27, 2009	May 27, 2019	9.33	9.93
	46,640,000	32,022,000	May 20, 2010	May 20, 2020	12.22	12.696
Total	129,919,000	65,771,000

_________________

(1)	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

(2)	With effect from April 27, 2018, Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company. Information on Mr. Wu’s share options outstanding at the beginning of the reporting period is included in the category of “Other Employees.”

For the year ended December 31, 2018, no share options granted under our share option schemes were exercised. For the period from January 1, 2018 to March 29, 2019, no share options were exercised.

As of December 31, 2018, we had 67,907,000 share options outstanding under our share option schemes, which represented approximately 0.15% of our shares in issue as of that date.

For further details about our share option schemes, see notes 9 and 27 to our consolidated financial statements included elsewhere in this annual report.

As of March 29, 2019, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 29, 2019.

Shareholder	Number of Shares Owned	Percentage
CNOOC(1)	28,772,727,273	64.44%

_________________

(1)	CNOOC owns our shares indirectly through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation, Ltd.

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

As of March 29, 2019, 10,221,385 ADSs, representing approximately 2.3% of our then outstanding shares, were held of record in the form of ADSs. At such date, the number of registered ADS holders in the United States was 54.

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

Categories of Continuing Connected Transactions

As we are controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates are deemed to be related party transactions. The continuing connected transactions defined in Chapter 14A of the Hong Kong Stock Exchange Listing Rules in respect of items listed below also constitute related party transactions. We entered into a comprehensive framework agreement with CNOOC on November 15, 2016 for the provision (1) by us to CNOOC and/or its associates and (2) by CNOOC and/or its associates to us, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2017. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on November 6, 2013, with more details about the pricing principles. The continuing connected transactions under such comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2017 were approved by our independent shareholders on December 1, 2016. The approved continuing connected transactions are as follows:

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

The continuing connected transactions referred to in paragraph 1(a)-1(b) above provided by CNOOC to the Company and 3(a)-3(b) above provided by the Company to CNOOC, on the basis of the above pricing principle, are determined through arm's length negotiations based on market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph 1(c)-1(d) above provided by CNOOC to the Company, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph 1(e) on the basis of the above pricing principle, are unanimously determined with the subsidiaries of CNOOC which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

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
(a) Provision of exploration and support services	For the three years ending December 31, 2019, Rmb 9,969 million, Rmb 10,579 million and Rmb 11,590 million respectively
(b) Provision of oil and gas development and support services	For the three years ending December 31, 2019, Rmb 31,670 million, Rmb 38,289 million and Rmb 43,745 million, respectively
(c) Provision of oil and gas production and support services	For the three years ending December 31, 2019, Rmb 12,625 million, Rmb 14,678 million and Rmb 16,877 million, respectively
(d) Provision of marketing, management and ancillary services	For the three years ending December 31, 2019, Rmb 1,620 million, Rmb 1,786 million and Rmb 1,970 million, respectively
(e) FPSO vessel leases	For the three years ending December 31, 2019, Rmb 2,880 million, Rmb 3,120 million and Rmb 3,360 million, respectively
Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates
Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the three years ending December 31, 2019, Rmb 100 million, Rmb 100 million and Rmb 100 million, respectively
Sales of petroleum and natural gas products by us to CNOOC and/or its associates
(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the three years ending December 31, 2019, Rmb 263,893 million, Rmb 314,371 million and Rmb 437,773 million , respectively
(b) Long-term sales of natural gas and liquefied natural gas	For the three years ending December 31, 2019, Rmb 25,654 million, Rmb 33,386 million and Rmb 43,649 million, respectively

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2018 and the balances arising from connected transactions at the end of 2018 is included in note 29 to our consolidated financial statements included elsewhere in this annual report.

The non-exempt continuing connected transactions for the year ended December 31, 2018 to which any member of us was a party were entered into by us:

(i)	in the ordinary and usual course of our business;

(ii)	on normal commercial terms or better; and

(iii)	in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of the shareholders of our Company as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2018 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

Transactions with CNOOC Finance Corporation Limited

On December 1, 2016, we entered into a financial services framework agreement (“Financial Services Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”), our 31.8% owned affiliate and a subsidiary of CNOOC, pursuant to which CNOOC Finance provides a range of financial services as may be required and requested by the Company, for a term of three years from January 1, 2017 to December 31, 2019. Apart from the duration of the Financial Services Framework Agreement, more details about the pricing policy for the depositary services and update of the address and relevant dates, the Financial Services Framework Agreement is substantially on the same terms as the terms contained in the financial services framework agreement (as renewed on August 20, 2010 and November 27, 2013) entered into by the Company on October 14, 2008. The continuing connected transactions in respect of the depositary services under the Financial Services Framework Agreement are exempted from independent shareholders’ approval requirement, but subject to the annual reporting, annual review and announcement requirements. In August 2018, the Board expected that the existing annual cap for the depositary services under the Financial Services Framework Agreement for its remaining term will not fully satisfy the demands of business of us and resolved to revise the annual cap for the depositary services for the period from August 23, 2018 to December 31, 2019.

The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Company with CNOOC Finance should not exceed Rmb 19.5 billion for the period from January 1, 2017 to August 22, 2018 and should not exceed Rmb 23.5 billion for the period from August 23, 2018 to December 31, 2019.

We confirmed that the maximum daily outstanding balance of deposits (including accrued interests but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by us with CNOOC Finance did not exceed Rmb 19.5 billion for the period from January 1, 2018 to August 22, 2018 and did not exceed Rmb 23.5 billion for the period from August 23, 2018 to December 31, 2018.

Borrowings from CNOOC

In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$ 135 million of 0.95% per annum. As at March 29, 2019, the withdrawal amount of the loan was US$ 130 million; In December 2014, CNOOC provided us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$ 600 million of 0.95% per annum. As at

March 29, 2019, the withdrawal amount of the loan was US$ 564 million. All the loans above are unsecured.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See pages beginning on page F-1 following Item 19.

Legal Proceedings

As at December 31, 2018, we were not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against us so far as we are aware.

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

In 2016, we declared and paid dividends totaling Rmb 14,244 million. In 2017, we declared and paid dividends totaling Rmb 16,449 million. In 2018, we declared and paid dividends totaling Rmb 23,523 million (US$3,421million).The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

Substantially all our dividend payments result from dividends paid to us by CNOOC China Limited. CNOOC China Limited must follow the laws and regulations of the PRC and its articles of association in determining its dividends. As a wholly foreign owned enterprise in China, CNOOC China Limited has to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. The general reserve fund, which is determined at the discretion of the board of directors of CNOOC China Limited, can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital. Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNOOC China Limited, are charged to expense as incurred in our consolidated financial statements, which were prepared under IFRSs. In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for our oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of our production. None of the contributions of CNOOC China Limited to these statutory funds may be used for dividend purposes.

For the years ended December 31, 2016, 2017 and 2018, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2016		For the year ended December 31, 2017		For the year ended December 31, 2018
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	—	—	202.6%	50,000.0	—	—
Staff and workers’ bonus and welfare fund	—	—	—	—	—	—
Safety fund	110.7%	705.1	2.7%	670.4	1.3%	666.0

Contingencies

As a Chinese Resident Enterprise, we may be liable to pay taxes on the deemed interest income for the funding provided to our overseas subsidiaries starting from January 1, 2008. We have prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from our local tax authority.

We are subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. We have assessed the possible future outcome of matters that are currently under dispute. We believe that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, we are dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, we believe these proceedings are not expected to have a material effect on the consolidated financial statements.

B.	Significant Changes

We have no other subsequent events needed to be disclosed except those disclosed in note 37 to our consolidated financial statements included elsewhere in this annual report.

ITEM 9. THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

We listed our shares on the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange in February 2001. Our shares are listed on the Hong Kong Stock Exchange under the stock code “00883” and our ADSs are listed on the New York Stock Exchange under the symbol “CEO”. Pursuant to certain undertakings in connection with our acquisition of Nexen, we listed our ADSs on the Toronto Stock Exchange in September 2013 under the symbol “CNU”. The listing of our ADSs on the Toronto Stock Exchange is not a new issuance of equity securities and does not generate additional funds for us.

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

Interested Transactions

Subject to the exceptions described below, none of our directors may vote on any contract, arrangement or proposal in which the director or any of his or her associates is materially interested. Subject to provision of the Hong Kong Companies Ordinance, our directors may vote at a board meeting or by way of written resolution of directors on the following matters:

•	any contract or arrangement to give security or indemnity to the director or his or her associates for money lent or obligations incurred or undertaken by such director or his or her associates at the request of or for the benefit of our Company or subsidiaries;

•	any contract or arrangement for the giving by us of any security or indemnity to a third party for our debts or obligations or debts or obligations of our subsidiaries for which such director or his or her associates assumed responsibility, or guaranteed or secured in whole or in part whether alone or jointly;

•	any contract or arrangement concerning offering of securities by us (or any company which we may promote or be interested in purchasing) for which the director or his or her associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting;

•	any contract or arrangement in which the director or his or her associates are interested in the same manner as other holders of our securities by virtue only of their interest in our securities;

•	any proposal or arrangement concerning employee benefits that do not provide privileges to our directors or their associates not generally accorded to the class of persons to whom such scheme or fund relates, including pension fund or retirement, death or disability benefits schemes; and

•	any proposal or arrangement concerning the adoption, modification or operation of any employees’ share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our employees or employees of our subsidiaries under which the director or his or her associates may benefit.

C.	Material Contracts

We have not entered into any material contracts in the last two years other than in the ordinary course of business, those described in “Item 7―Major Shareholders and Related Party Transactions ― Related Party Transactions.”

D.	Exchange Controls

For information on foreign exchange controls in the PRC, foreign exchange rates, hedging activities and related foreign exchange risks, see “Item 3—Key Information—Risk Factors—Risks Relating to the PRC—Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial condition” and “Item 11—Qualitative and Quantitative Disclosure about Market Risk.”

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

Taxation of Distributions

Distributions received by a U.S. Holder on ADSs or shares, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the Depositary’s receipt of the dividend. The amount of the dividend will equal the U.S. dollar value of the Hong Kong dollar distribution, calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Corporate U.S. Holders will not be entitled to claim dividends-received deductions with respect to dividends paid by us.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018. In general, a non-U.S. company will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be a PFIC for any taxable year.

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

Subject to certain exceptions, U.S. Holders who are individuals or certain specified entities may be required to report information relating to their ownership of the securities of non-U.S. companies, or non-U.S. accounts through which they are held. U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of our ADSs or shares.

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

Commodity Price Risks

We are exposed to fluctuations in prices of crude oil. International oil prices are volatile and this volatility has a significant effect on our net sales and profit. We do not hedge market risk resulting from fluctuations in oil prices. See “Item 4—Information on the Company—Business Overview—Overview” and “Item 3—Key Information—Risk Factors—Our business, cash flows and profits fluctuate with volatility in oil and gas prices.”

Currency Risk

Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. China adopted a managed floating exchange rate approach based on market supply and demand and with reference to a basket of currencies. From January 2, 2018 to December 28, 2018, Renminbi depreciated approximately 4.79% against U.S. dollar.

Management has assessed our exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the U.S. dollars, to which we are mainly exposed to as at December 31, 2018 and 2017. Based on management's assessment at December 31, 2018, a 5% strengthening/weakening of Rmb against U.S. dollars would have increased/decreased the profit for the year of us by 0.15% (December 31, 2017: 0.06%) and the equity of us by 0.25% (December 31, 2017: 0.31%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which we have significant exposure with all other variables held constant. The analysis is performed on the same basis for 2017.

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

For further information on our currency risk, see “Item 3—Key Information—Risk Factors—We face currency risks and liquidity risks.”

Interest Rate Risk

We are exposed to interest rate risk arising from our debts. An upward fluctuation in interest rates increases the cost of new debt and the cost of servicing our floating rate debt. We may use interest rate swap transactions, from time to time, to hedge our interest rate exposure when considered appropriate, based on existing and anticipated market conditions.

As of December 31, 2018, the interest rates for 98.4% of our outstanding debts were fixed. The term of the weighted average balance was approximately 8.98 years. A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

As of December 31, 2018, the interest rates for 98.5% of our total outstanding long-term debts were fixed. The following table sets forth additional information about the expected maturity dates of our outstanding long-term debt (including the current portion) as of December 31, 2018.

	2019	2020	2021	2022	2023	2024 and after	Total	Fair value as of December 31, 2018
	(Rmb in millions, except percentages)
Long-term loans, including current portion
Floating rate	222.9	222.9	150.5	138.3	156.6	1,258.2	2,149.3	2,154.0
Interest rate- Tangguh	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%
Interest rate- Tangguh III	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%

Long-term guaranteed notes, including current portion
Fixed rate	2,062.7	10,313.3	10,313.3	10,313.3	16,845.0	77,624.4	127,471.8	134,824.4
Average interest rate	4.45%	4.54%	4.63%	4.69%	4.92%	5.18%

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

Item 12 Description of Securities other than equity securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

JPMorgan Chase Bank, N.A. is our Depositary. The depositary’s office is located at 383 Madison Ave, Floor 11 New York, NY 10179. Each of our ADSs represents 100 shares.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$1.50 per ADR for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the Depositary during each calendar year shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the Depositary’s or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of an ADR holder in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, the fees, expenses and other charges charged by the Depositary or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the Depositary utilized by the Depositary to direct, manage or execute any public or private sale of securities under the deposit agreement.

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived our fees and expenses, of US$546,357.61 for the year ended December 31, 2018.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2018 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2018 (US$)(1)
ADR training expenses	37,359.66
Canadian Transfer Agent service fees)	6,664.34
Directors & Officers Liability insurance fees	502,333.61
Total	546,357.61

(1)	Includes the 30% withholding tax paid to the U.S. government.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2018:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2018 (US$)
Fees waived	150,000

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)       Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2018, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2018 was effective.

(c)       Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-4.

(d)       Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert. Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

Our Board adopted a Code of Ethics in 2003 to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements. As part of the continued efforts to improve our corporate governance standards, our Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2018.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements were Rmb 50.9 million for 2017 and Rmb 51.8 million (US$7.5 million) for 2018.

Audit-Related Fees

The aggregate fees billed for services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements and assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were Rmb 4.5 million for 2017 and Rmb 6.8 million (US$1.0 million) for 2018.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were Rmb0 for the financial year ended 31 December 2017 and Rmb0 for the financial year ended 31 December 2018.

All Other Fees

The aggregate fees billed for professional services rendered by our principal accountant for risk management advisory services and information systems reviews were Rmb 250,000 for 2017 and Rmb 250,000 (US$36,361.0) for 2018.

There are no other fees payable to our principal accountant for products and/or services provided by our principal accountant, other than the services reported above, for the financial year ended December 31, 2017 and for the financial year ended December 31, 2018.

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

During 2018, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages beginning on page F-1 following Item 19.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit Number	Document

1.1	Articles of Association of the Registrant, as amended in 2009, incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966) and Exhibit 99.1 to Form 6-K furnished with the Securities and Exchange Commission on March 30, 2012 (File number: 1-14966).
1.2	Memorandum of Association of the Registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862) and Exhibit 99.1 to Form 6-K furnished with the Securities and Exchange Commission on March 30, 2012 (File number: 1-14966).
2.1	Form of Indenture, incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F for fiscal year 2002 filed with the Securities and Exchange Commission (File Number: 1-14966).
2.2	Trust Deed dated December 15, 2004 among CNOOC Limited, CNOOC Finance (2004) Limited and J.P. Morgan Corporate Trustee Services Limited, incorporated by reference to Exhibit 2.2 to our annual report on Form 20-F for fiscal year 2004 filed with the Securities and Exchange Commission (File Number: 1-14966).
2.3	Indentures dated January 26, 2011 among CNOOC Finance (2011) Limited, as Issuer, CNOOC Limited, as Guarantor, and The Bank of New York Mellon, as Trustee*..
2.4	Indentures dated May 2, 2012 among CNOOC Finance (2012) Limited, as Issuer, CNOOC Limited, as Guarantor, Citicorp International Limited, as Trustee, Citibank, N.A., London Brach, as Paying Agent, and Citigroup Global Markets Deutschland AG, as Registrar*.
2.5	Fourth Supplemental Indenture dated March 22, 2013 to the Senior Debt Indenture dated May 4, 2007 among CNOOC Limited, Deutsche Bank Trust Company Americas and Nexen Inc., incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on March 22, 2013 (File number: 1-14966).

* Pursuant to Instruction 2(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Securities and Exchange Commission.

2.6	Seventh Supplemental Indenture dated March 22, 2013 to the Trust Indenture dated April 28, 1998 among CNOOC Limited, CIBC Mellon Trust Company, The Bank of New York Mellon and Nexen Inc., incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on March 22, 2013 (File number: 1-14966).
2.7	Form of Indenture among CNOOC Finance (2013) Limited, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.1 to Form F-3 filed with the Securities and Exchange Commission on May 1, 2013 (File number: 333-188261)
2.8	Form of 1.125% Guaranteed Note due 2016, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.9	Form of 1.750% Guaranteed Note due 2018, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.10	Form of 3.000% Guaranteed Note due 2023, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.11	Form of 4.250% Guaranteed Note due 2043, incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966)
2.12	Form of Indenture among CNOOC Nexen Finance (2014) ULC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 1 to Form F-3 filed with the Securities and Exchange Commission on April 22, 2014 (File number: 333-188261)
2.13	Form of 1.625% Guaranteed Note due 2017, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)
2.14	Form of 4.250% Guaranteed Note due 2024, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)
2.15	Form of 4.875% Guaranteed Note due 2044, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966)
2.16	Form of Indenture among CNOOC Finance (2015) Australia Pty Ltd, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No.2 to Form F-3 filed with the Securities and Exchange Commission on April 27, 2015(File number: 333-188261)
2.17	Form of Indenture among CNOOC Finance (2015) U.S.A. LLC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No. 2 to Form F-3 filed with the Securities and Exchange Commission on April 27, 2015 (File number: 333-188261)
2.18	Form of 2.625% Guaranteed Note due 2020, incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966)
2.19	Form of 3.500% Guaranteed Note due 2025, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966)
2.20	Form of 4.200% Guaranteed Note due 2045, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966)
2.21	Form of Indenture among CNOOC Finance (2015) U.S.A. LLC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.1 to Form F-3 filed with the Securities and Exchange Commission on April 20, 2018 (File number: 333-224357)
4.1	The Asset Swap Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.2	The Asset Allocation Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.3	The Reorganization Agreement dated September 13, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.4	Form of the Equity Transfer Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.5	Form of the Transfer Agreement dated October 1, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the 37 PSCs and one geophysical exploration agreement, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.6	Form of Equity Transfer Agreement between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited regarding the transfer of the rights and obligations under Joint Venture Contract of Shanghai Petroleum and Natural Gas Company Limited dated July 28, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.7	Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated December 22, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.8	Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated November 7, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.9	Transfer Agreement dated September 9, 1999 among CNOOC, Offshore Oil Company Limited, the four PRC subsidiaries and CNOOC’s affiliates regarding the transfer of the rights and obligations of the technical services agreements to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.10	Nanshan Terminal Leasing Agreement dated September 9, 1999 between CNOOC, Hainan China Oil and Offshore Natural Gas Company and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.11	Trademark License Agreement dated September 9, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.12	Trademark License Agreement dated September 9, 1999 between China Offshore Oil Marketing Company, CNOOC Limited and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.13	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.14	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.15	Property Leasing Agreement dated September 9, 1999 between Wui Hai Enterprise Company Limited and Offshore Oil Company Limited in respect of the office premises at 6th, 7th and 8th Floors, CNOOC Plaza, No. 6 Dong Zhi Men Wai Xiao Jie, Beijing, incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.16	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Western South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 9th Floors, Nantiao Road, Potou District Zhangjiang, Guangdong, incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.17	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 7th Floors and 9th Floor, 2-37 He Kou Jie, Tanggu District, Tianjin, incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.18	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 20th, 22nd and 23rd Floors, 583 Ling Ling Road, Shanghai, the PRC, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.19	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Eastern South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 3rd Floor and 6th to 11th Floors, 1 Second Industrial Road, Shekou, Shenzhen, the PRC, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.20	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the Chengbei Warehouse, Chengbei Road, Tanggu District, Tianjin City, the PRC, incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.21	Property Leasing Agreement dated September 9, 1999 between Overseas Oil & Gas Corporation, Ltd. and China Offshore Oil (Singapore) International Pte Ltd in respect of the residential premises at 10-01 and 17-002 Aquamarine Tower, 50 Bayshore Road, 13-05 Jade Tower, 60 Bayshore Road, Singapore, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.22	Suizhong Pier Agreement dated September 9, 1999 between Offshore Oil Company Limited and China Offshore Bohai Corporation, incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.23	Form of Novation Agreement among CNOOC, CNOOC China Limited, the Banks and other financial institution and the Fuji Bank Limited Hong Kong Branch, as agent, in respect of the transfer of the US$110 million syndicated loan, incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.24	Form of the Undertaking Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.25	Form of Pre-Global Offering Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.26	Form of Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.27	CNOOC Limited Share Option Scheme adopted on December 31, 2005, incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.28	Subscription Agreement dated March 17, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.29	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hutchison International Limited, incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.30	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hong Kong Electric Holdings Limited, incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.31	Subscription Agreement dated June 28, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.32	Corporation Placing Agreement dated February 6, 2001 among CNOOC Limited, China National Offshore Oil Corporation, Shell Eastern Petroleum (Pte) Limited and Merrill Lynch Far East Limited, incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.33	Equity Transfer Agreement dated September 5, 2003 between CNOOC China Limited and CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.34	Framework Agreement dated April 8, 2004 with CNOOC Finance Corporation Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.35	Framework Agreement dated December 8, 2005 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.36	Framework Agreement dated December 8, 2005 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.37	Framework Agreement dated December 8, 2005 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.38	Sale and Purchase Agreement, dated January 8, 2006 between CNOOC Exploration & Production Limited and South Atlantic Petroleum Limited (certain statements, marked with an asterisk in brackets [*], have been omitted from this agreement pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and the omitted materials have been filed separately in paper form with the Securities and Exchange Commission), incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.39	Framework Agreement dated November 8, 2007 with China BlueChemical Ltd. (Summary Translation), incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.40	Framework Agreement dated November 8, 2007 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.41	Framework Agreement dated November 8, 2007 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.42	Framework Agreement dated November 8, 2007 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.43	Framework Agreement dated November 1, 2010 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966).

4.44	Arrangement Agreement dated July 23, 2012 among CNOOC Limited, CNOOC Canada Holding Ltd. and Nexen Inc., incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for fiscal year 2012 filed with the Securities and Exchange Commission (File number: 1-14966).
4.45	Framework Agreement dated November 6, 2013 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2014 filed with the Securities and Exchange Commission (File number: 1-14966).
4.46	Framework Agreement dated November 15, 2016 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2016 filed with the Securities and Exchange Commission (File number: 1-14966).
4.47	Framework Agreement dated December 1, 2016 with CNOOC Finance (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2016 filed with the Securities and Exchange Commission (File number: 1-14966).
8.1	List of Subsidiaries.
10.1	Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).
11.1	Code of Ethics for Directors and Senior Officers, as amended in 2018.
12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.
15.1	2018 Reserves Report of Ryder Scott Company, L.P. (Certain Production Sharing Contracts)
15.2	2018 Reserves Report of Ryder Scott Company, L.P. (Pan American Energy SL)
15.3	2018 Reserves Audit Report of Ryder Scott Company, L.P.
15.4	2018 Reserves Report of Gaffney, Cline & Associates (Consultants) Pte Ltd. (Greater Angostura Fields)
15.5	2018 Reserves Report of Gaffney, Cline & Associates (Consultants) Pte Ltd. (Missan Oil Fields)
15.6	2018 Reserves Report of RPS
15.7	2018 Reserves Report of DeGolyer and MacNaughton
15.8	2018 Reserves Audit Report of McDaniel & Associates Consultants Ltd.
15.9	Letter from Ernst & Young (incorporated by reference to Exhibit 15.7 of our Annual Report on Form 20-F (file No. 001-14966) filed with the Securities and Exchange Commission on April 17, 2014).
15.10	Consent from Ryder Scott Company, L.P.
15.11	Consent from Gaffney, Cline & Associates (Consultants) Pte Ltd.
15.12	Consent from RPS
15.13	Consent from McDaniel & Associates Consultants Ltd.
15.14	Consent from DeGolyer and MacNaughton

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

By:	/s/ Xiaonan Wu
Name: Xiaonan Wu Title: Joint Company Secretary

Date: April 23, 2019

CNOOC LIMITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and the Board of Directors of CNOOC Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of CNOOC Limited (the "Company") and subsidiaries (collectively referred to as "the Group") as of December 31, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2019 expressed an unqualified opinion on the Group's internal control over financial reporting.

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

/s/ Delsoitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 21, 2019

We have served as the Company's auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and the Board of Directors of CNOOC Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of CNOOC Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control —Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Group and our report dated March 21, 2019 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's annual report on internal control over financial reporting". Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Delsoitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 21, 2019

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts expressed in millions of Renminbi/US$, except per share data)

		2016	2017	2018	2018
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

REVENUE
Revenue recognized from contracts with customers
Oil and gas sales	4	121,325	151,888	185,872	27,034
Marketing revenues	4	20,310	28,907	35,830	5,211
Other revenue		4,855	5,595	5,261	765

		146,490	186,390	226,963	33,010

EXPENSES
Operating expenses		(23,211)	(24,282)	(24,251)	(3,527)
Taxes other than income tax	10 (ii)	(6,941)	(7,210)	(9,127)	(1,327)
Exploration expenses		(7,359)	(6,881)	(12,924)	(1,880)
Depreciation, depletion and amortization	6	(68,907)	(61,257)	(50,640)	(7,365)
Special oil gain levy	10 (iii)	-	(55)	(2,599)	(378)
Impairment and provision	6, 13	(12,171)	(9,130)	(567)	(82)
Crude oil and product purchases		(19,018)	(27,643)	(33,558)	(4,881)
Selling and administrative expenses		(6,493)	(6,861)	(7,286)	(1,060)
Others		(4,802)	(6,021)	(5,772)	(840)

		(148,902)	(149,340)	(146,724)	(21,340)

(LOSS)/PROFIT FROM OPERATING ACTIVITIES		(2,412)	37,050	80,239	11,670

Interest income	6	901	653	796	116
Finance costs	7	(6,246)	(5,044)	(5,037)	(733)
Exchange (losses)/gains, net		(790)	356	(141)	(21)
Investment income	6	2,774	2,409	3,685	536
Share of (losses)/profits of associates	15	(609)	302	406	59
Profit/(loss) attributable to a joint venture	16	533	553	(5,593)	(813)
Other income, net		574	78	822	120

(LOSS)/PROFIT BEFORE TAX	6	(5,275)	36,357	75,177	10,934
Income tax credit/(expense)	10 (i)	5,912	(11,680)	(22,489)	(3,271)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		637	24,677	52,688	7,663

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		10,422	(10,121)	8,638	1,256
Share of other comprehensive (expense)/income of associates		(127)	36	16	2
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive (expense)/income	17(ii)	(461)	(542)	278	40
Others		12	54	80	13

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE YEAR, NET OF TAX		9,846	(10,573)	9,012	1,311

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		10,483	14,104	61,700	8,974

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	11	0.01	0.55	1.18	US$0.17
Diluted (RMB Yuan)	11	0.01	0.55	1.18	US$0.17

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2018

(All amounts expressed in millions of Renminbi/US$)

		2017	2018	2018
	Notes	RMB	RMB	US$
		million	million	million

NON-CURRENT ASSETS
Property, plant and equipment	13	395,868	407,337	59,245
Intangible assets	14	15,070	15,717	2,286
Investments in associates	15	4,067	4,433	645
Investment in a joint venture	16	25,079	20,268	2,948
Equity investments	17, 33	3,540	4,048	589
Deferred tax assets	10 (i)	25,509	27,412	3,987
Other non-current assets	18	9,248	9,482	1,378

Total non-current assets		478,381	488,697	71,078

CURRENT ASSETS
Inventories and supplies	19	7,354	5,852	851
Trade receivables	20	8,386	7,628	1,109
Due from related companies	29	12,914	15,492	2,253
Equity investments	17, 33	14	-	-
Other financial assets	17, 33	74,344	125,283	18,222
Other current assets		7,874	7,635	1,111
Time deposits with maturity over three months	21	15,380	13,760	2,001
Cash and cash equivalents	21	12,572	14,432	2,099

Total current assets		138,838	190,082	27,646

CURRENT LIABILITIES
Loans and borrowings	25	9,360	2,282	332
Borrowings from the parent company	29	4,532	4,760	692
Trade and accrued payables	22	10,062	13,045	1,897
Due to the parent company	29	193	147	21
Due to related companies	29	16,651	19,641	2,857
Contract liabilities	23	-	2,036	296
Other payables and accrued liabilities	24	13,913	12,630	1,837
Taxes payable		6,701	15,701	2,284

Total current liabilities		61,412	70,242	10,216

NET CURRENT ASSETS		77,426	119,840	17,430

TOTAL ASSETS LESS CURRENT LIABILITIES		555,807	608,537	88,508

NON-CURRENT LIABILITIES
Loans and borrowings	25	118,358	132,479	19,268
Provision for dismantlement	26	52,893	54,159	7,877
Deferred tax liabilities	10 (i)	3,303	3,178	462
Other non-current liabilities		1,278	1,356	198

Total non-current liabilities		175,832	191,172	27,805

NET ASSETS		379,975	417,365	60,703

EQUITY
Equity attributable to owners of the parent
Issued capital	27	43,081	43,081	6,266
Reserves	28	336,894	374,284	54,437

TOTAL EQUITY		379,975	417,365	60,703

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts expressed in millions of Renminbi)

	Issued capital	Cumulative translation reserve		Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

Balance at January 1, 2016	43,081	(12,939)		20,000		5,132	321,370	9,397		386,041

Profit for the year	-	-		-		-	637	-		637
Other comprehensive income/(expense), net of income tax	-	10,422		-		(576)	-	-		9,846
Total comprehensive income/(expense)	-	10,422		-		(576)	637	-		10,483
2015 final dividend	-	-		-		-	(143)	(9,397)		(9,540)
2016 interim dividend	-	-		-		-	(4,613)	-		(4,613)
2016 final dividend	-	-		-		-	(9,096)	9,096		-

Balance at December 31, 2016	43,081	(2,517	)*	20,000	*	4,556 *	308,155 *	9,096	*	382,371

Balance at January 1, 2017	43,081	(2,517)	20,000		4,556	308,155	9,096		382,371

Profit for the year	-	-	-		-	24,677	-		24,677
Other comprehensive expense, net of income tax	-	(10,121)	-		(452)	-	-		(10,573)
Total comprehensive (expense)/income	-	(10,121)	-		(452)	24,677	-		14,104
2016 final dividend	-	-	-		-	183	(9,096)		(8,913)
2017 interim dividend	-	-	-		-	(7,587)	-		(7,587)
2017 final dividend	-	-	-		-	(10,830)	10,830		-
Appropriation to reserve**	-	-	50,000		-	(50,000)	-		-

Balance at December 31, 2017	43,081	(12,638)*	70,000	*	4,104 *	264,598 *	10,830	*	379,975

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (continued)

(All amounts expressed in millions of Renminbi)

	Issued capital	Cumulative translation reserve	Statutory and non-distributable reserves		Other reserves		Retained earnings	Proposed final dividend		Total
Balance at December 31, 2017	43,081	(12,638)	70,000		4,104		264,598	10,830		379,975
Impact of adopting IFRS 15/HKFRS 15	-	-	-		-		(1,218)	-		(1,218)
Balance at January 1, 2018	43,081	(12,638)	70,000		4,104		263,380	10,830		378,757

Profit for the year	-	-	-		-		52,688	-		52,688
Other comprehensive income, net of income tax	-	8,638	-		374		-	-		9,012
Total comprehensive income	-	8,638	-		374		52,688	-		61,700
2017 final dividend	-	-	-		-		(463)	(10,830)		(11,293)
2018 interim dividend	-	-	-		-		(11,785)	-		(11,785)
Proposed 2018 final dividend	-	-	-		-		(15,221)	15,221		-
Disposal of investments in equity instruments at FVTOCI	-	-	-		-		(14)	-		(14)

Balance at December 31, 2018	43,081	(4,000)*	70,000	*	4,478	*	288,585 *	15,221	*	417,365

*	These reserve accounts constitute the consolidated reserves of approximately RMB374,284 million (2017: RMB336,894 million) in the consolidated statement of financial position.

**	During the year ended December 31, 2017, CNOOC China Limited (the "CNOOC China"), the Company's wholly-owned subsidiary, appropriated RMB50,000 million of the general reserve fund.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts expressed in millions of Renminbi/US$)

		2016	2017	2018	2018
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	31	82,137	110,625	139,354	20,268
Income taxes paid		(9,274)	(15,891)	(15,471)	(2,250)

Net cash flows from operating activities		72,863	94,734	123,883	18,018

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		-	-	(264)	(38)
Capital expenditure		(51,347)	(47,734)	(50,411)	(7,333)
Additions to investments in associates		(221)	(161)	(64)	(9)
Decrease in time deposits with maturity over three months		1,180	1,450	1,620	236
Dividends received from associates		135	116	162	24
Dividends received from a joint venture		-	243	132	19
Interest received		1,010	666	872	127
Investment income received		2,013	1,821	2,721	396
Purchase of other financial assets		(62,900)	(122,267)	(178,100)	(25,904)
Purchase of equity investments		(63)	(51)	(39)	(6)
Proceeds from sale of other financial assets		81,675	101,396	127,903	18,603
Proceeds from sale of equity investments		-	-	17	2
Proceeds from disposal of property, plant and equipment		532	110	590	86
Proceeds from disposal of an associate		33	-	-	-

Net cash flows used in investing activities		(27,953)	(64,411)	(94,861)	(13,797)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		-	-	9,952	1,447
Repayment of guaranteed notes		(4,866)	(8,869)	(4,976)	(724)
Proceeds from bank loans		4,293	12,252	2,212	322
Repayment of bank loans		(23,412)	(13,052)	(5,888)	(856)
Dividends paid		(14,153)	(16,448)	(23,523)	(3,421)
Interest paid		(5,102)	(5,154)	(5,147)	(749)

Net cash flows used in financing activities		(43,240)	(31,271)	(27,370)	(3,981)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,670	(948)	1,652	240
Cash and cash equivalents at beginning of year		11,867	13,735	12,572	1,829
Effect of foreign exchange rate changes, net		198	(215)	208	30

CASH AND CASH EQUIVALENTS AT END OF YEAR	21	13,735	12,572	14,432	2,099

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China (the "PRC") on August 20, 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil and natural gas.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the "Directors"), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum and natural gas exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum and natural gas products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Indirectly held subsidiaries(1):
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB20.3 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum and natural gas exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum and natural gas exploration and development in the Republic of Iraq

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (continued)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries (continued)(1):
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Petroleum North America ULC(2)	Canada	13,671,421,700 common shares without a par value	100%	Petroleum and natural gas exploration, development and production in Canada
Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum and natural gas exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum and natural gas exploration, development and production in Nigeria
CNOOC Energy U.S.A. LLC(3)	USA	N/A	100%	Petroleum and natural gas exploration, development and production in the USA
Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Oil Sands Canada(4)	Canada	N/A	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA(5)	Brazil	R$3,565,600,000	100%	Petroleum and natural gas exploration, development and production in Brazil
CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond issuance

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China.

(2)	Nexen Energy ULC changed its name to CNOOC Petroleum North America ULC on December 31, 2018.

(3)	Nexen Energy Services U.S.A. Inc. merged into OOGC America LLC and the surviving entity, OOGC America LLC. was named CNOOC Energy U.S.A. LLC on December 31, 2018.

(4)	Nexen Oil Sands Partnership changed its name to CNOOC Oil Sands Canada on December 31, 2018.

(5)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$2,965,600,000 to R$3,565,600,000 on November 23, 2018.

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

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"), Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the "Companies Ordinance"). A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The IASB has issued a number of new and amendments to IFRSs that are first effective for the current accounting year commencing January 1, 2018 or later but available for early adoption. The equivalent new and amendments to HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended December 31, 2017, except for the first time adoption of the new and amendments to IFRSs/HKFRSs effective for the Group's financial year beginning on January 1, 2018. Except as described below, the application of the new and amendments to IFRSs/HKFRSs in the current year has had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of the Group.

(i)	IFRS 15/HKFRS 15 Revenue from Contracts with Customers

The Group has applied IFRS 15/HKFRS 15 for the first time in the current year. IFRS 15/HKFRS 15 superseded IAS 18/HKAS 18 Revenue, IAS 11/HKAS 11 Construction Contracts and the related interpretations.

The Group has applied IFRS 15/HKFRS 15 retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application, January 1, 2018. Any difference as at the date of initial application has been recognized as an adjustment to the opening retained earnings and comparative information has not been restated. Furthermore, in accordance with the transition provisions in IFRS 15/HKFRS 15, the Group has elected to apply the standard retrospectively only to contracts that were not completed at January 1, 2018. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 18/HKAS 18 Revenue and the related interpretations.

The Group's major sources of revenues are revenues from oil and gas sales and marketing revenues.

The major change identified is the accounting for revenues relating to oil and gas sales in which the Group has an interest with joint operation partners. Oil and gas lifted and sold by the Group above or below the Group's participating interests in the production sharing contracts results in overlifts and underlifts. From January 1, 2018, the Group has ceased recording these transactions in accordance with the entitlement method. The Group recognizes revenues when sales are made to customers.

The Group has entered into natural gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the customer to pay for minimum quantities, whether or not the customer takes delivery. Payments received from customers for natural gas not yet taken are recorded as contract liabilities.

Information about the Group's performance obligations and the accounting policies resulting from application of IFRS 15/HKFRS 15 are disclosed in notes 4 and 3 respectively.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(i)	IFRS 15/HKFRS 15 Revenue from Contracts with Customers (continued)

Summary of effects arising from initial application of IFRS 15/HKFRS 15

The following table summarizes the impact of transition to IFRS 15/HKFRS 15 on retained earnings as at January 1, 2018.

Impact of IFRS 15/HKFRS 15 application at January 1, 2018

Retained earnings:
The impact of overlifts or underlifts, net of tax	(1,218)
Impact at January 1, 2018	(1,218)

The following adjustments were made to the amounts recognized in the consolidated statement of financial position at January 1, 2018. Line items that were not affected by the changes have not been included.

	Carrying amounts previously reported at December 31, 2017	Reclassification	Remeasurements	Carrying amounts under IFRS 15/HKFRS 15 at January 1, 2018

CURRENT ASSETS
Trade receivables*	20,787	-	(1,317)	19,470

NON-CURRENT ASSETS
Deferred tax assets	25,509	-	9	25,518

CURRENT LIABILITIES
Contract liabilities	-	2,909	-	2,909
Other payables and accrued liabilities*	14,106	(2,909)	-	11,197
Taxes payable	6,701	-	(91)	6,610

NON-CURRENT LIABILITIES
Deferred tax liabilities	3,303	-	1	3,304
NET ASSETS	379,975	-	(1,218)	378,757

The following tables summarize the impacts of applying IFRS 15/HKFRS 15 on the Group's consolidated statement of financial position as at December 31, 2018 and its consolidated statement of profit or loss and other comprehensive income and its consolidated statement of cash flows for the current year for each of the line items affected. Line items that were not affected by the changes have not been included.

	As reported	Adjustments	Amounts without application of IFRS 15/HKFRS 15

Revenue-Oil and gas sales	185,872	(335)	185,537
Expenses -Operating expenses	(24,251)	32	(24,219)
-Depreciation, depletion and amortization	(50,640)	(2)	(50,642)
Profit before tax	75,177	(305)	74,872
Income tax expense	(22,489)	99	(22,390)
Profit for the year attributable to owners of the parent	52,688	(206)	52,482
Total comprehensive income for the year attributable to owners of the parent	61,700	(206)	61,494

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(i)	IFRS 15/HKFRS 15 Revenue from Contracts with Customers (continued)

Summary of effects arising from initial application of IFRS 15/HKFRS 15 (continued)

	As reported	Adjustments	Amounts without application of IFRS 15/HKFRS 15

CURRENT ASSETS
Trade receivables*	21,686	(440)	21,246

NON-CURRENT ASSETS
Deferred tax assets	27,412	(2)	27,410

CURRENT LIABILITIES
Trade and accrued payables*	32,686	(134)	32,552
Contract liabilities	2,036	(2,036)	-
Other payables and accrued liabilities*	12,777	2,036	14,813
Taxes payable	15,701	(103)	15,598

NON-CURRENT LIABILITIES
Deferred tax liabilities	3,178	1	3,179
NET ASSETS	417,365	(206)	417,159

	As reported	Adjustments	Amounts without application of IFRS 15/HKFRS 15

OPERATING ACTIVITES
Profit before tax	75,177	(305)	74,872
Adjustment for depreciation, depletion and amortization	50,640	2	50,642
Increase in trade receivables* and other current assets*	(988)	440	(548)
Increase in trade and accrued payables*, contract liabilities and other payables and accrued liabilities*	21	(137)	(116)
Cash generated from operations	139,354	-	139,354

*	These accounts include balances with related companies.

(ii)	IFRS 9/HKFRS 9 Financial Instruments

In the current year, the Group has applied expected credit losses ("ECL") model for financial assets in accordance with IFRS 9/HKFRS 9 Financial Instruments and the related consequential amendments to other IFRSs/HKFRSs.

The Group has applied IFRS 9/HKFRS 9 in accordance with the transition provisions set out in IFRS 9/HKFRS 9, i.e. applying the relevant requirements (other than those early adopted by the Group in previous year) retrospectively to instruments that have not been derecognized as at January 1, 2018 (the date of initial application) and not applying the requirements to instruments that have already been derecognized as at January 1, 2018. The difference between carrying amounts as at December 31, 2017 and the carrying amounts as at January 1, 2018 is recognized in the opening retained earnings, without restating comparative information.

Accounting policies resulting from application of IFRS 9/HKFRS 9 are disclosed in note 3.

The application of IFRS 9/HKFRS 9 does not have any material impact on the consolidated financial statements of the Group.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

The Group has not applied the following new and amendments to IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in the consolidated financial statements:

IFRS 16/HKFRS 16	Leases[1]
IFRS 17/HKFRS 17	Insurance Contracts[3]
IFRIC 23/HK(IFRIC)-Int 23	Uncertainty over Income Tax Treatments[1]
Amendments to IFRS 3/HKFRS 3	Definition of a Business[4]
Amendments to IFRS 9/HKFRS 9	Prepayment Features with Negative Compensation[1]
Amendments to IFRS 10/HKFRS 10	Sale or Contribution of Assets between an Investor and its
and IAS 28/HKAS 28	Associate or Joint Venture[2]
Amendments to IAS 1/HKAS 1 and	Definition of Material[5]
IAS 8/HKAS 8
Amendments to IAS 19/HKAS 19	Plan Amendment, Curtailment or Settlement[1]
Amendments to IAS 28/HKAS 28	Long-term Interests in Associates and Joint Ventures[1]
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2015-
2017 Cycle[1]
1.	Effective for annual periods beginning on or after January 1, 2019

2.	Effective for annual periods beginning on or after a date to be determined

3.	Effective for annual periods beginning on or after January 1, 2021

4.	Effective for business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual period beginning on or after January 1, 2020

5.	Effective for annual periods beginning on or after January 1, 2020

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

The Group elects the practical expedient to apply IFRS 16/HKFRS 16 to contracts that were previously identified as leases applying IAS 17/HKAS 17 and IFRIC 4/HK (IFRIC)-Int 4 Determining whether an arrangement contains a lease and not apply this standard to contracts that were not previously identified as containing a lease applying IAS 17/HKAS 17 and IFRIC 4/HK (IFRIC) - Int 4. Therefore, the Group does not reassess whether the contracts are, or contain a lease which already existed prior to the date of initial application. Furthermore, the Group elects the modified retrospective approach for the application of IFRS 16/ HKFRS 16 as lessee and will recognize the cumulative effect of initial application to opening retained earnings without restating comparative information. Based on Directors' assessment, the Group does not expect the implementation of the standard to have a material effect on its consolidated financial statements.

The Group anticipates that the application of other new and amendments to IFRSs/HKFRSs that have been issued but are not yet effective will have no material effect on the Group's consolidated financial statements.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2018.

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

All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill

Business combinations, other than business combinations under common control, are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group from the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition related costs incurred are included in profit or loss.

When the Group acquires a business, it assesses the financial assets acquired and financial liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the Group's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss or other comprehensive income, as appropriate.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured to fair value at subsequent reporting dates, with the corresponding gain or loss being recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the purchase consideration, the amount recognized for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss as a gain on bargain purchase.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and goodwill (continued)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period.

For the purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units (or group of cash- generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.

Impairment is determined by assessing the recoverable amount of the exploration and production ("E&P") segment, using value in use, to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss on goodwill is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit (or group of cash-generating units) retained.

Subsidiaries

Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor's returns.

Associates

Based on the Group's ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual terms, the Group has significant influence over its associates, rather than the power to control.

The Group's investments in associates are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses. Necessary adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income of the associate. Unrealized gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's investments in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group's investments in associates and is not individually tested for impairment.

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

The Group's investments in joint ventures are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses. Necessary adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income of the joint venture. Where the profit sharing ratios are different to the Group's equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group's investments in the joint ventures, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group's investments in joint ventures and is not individually tested for impairment.

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

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Intangible assets other than goodwill

The intangible assets of the Group comprise software and others, gas processing rights under NWS Project, marketing transportation and storage contracts, drilling rig contracts and seismic data usage rights. Intangible assets with finite lives are carried at cost, less accumulated amortization and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortized on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets other than goodwill (continued)

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

Major maintenance and repairs

Expenditure on major maintenance refits and repairs comprises the costs of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that is separately depreciated and is replaced, and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalized. Where part of the asset is not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

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

Financial assets

Financial assets are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15/HKFRS 15 since January 1, 2018. All recognized financial assets are subsequently measured in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

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

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that accurately discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

(b)	Financial assets at fair value through other comprehensive income (FVTOCI)

On initial recognition, the Group can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. The Group has investments in certain equity instruments (publicly traded or non-publicly traded), the purpose of which are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity instruments are designated as at FVTOCI.

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains or losses arising from changes in fair value recognized in other comprehensive income and accumulated in other reserves. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the investments.

Dividends from these investments in equity instruments are recognized in profit or loss when the Group's right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

(c)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI or designated as at FVTOCI are measured at FVTPL.

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

Impairment of financial assets

Impairment of financial assets on and after January 1, 2018

The Group recognizes a loss allowance for ECL on financial assets which are subject to impairment under IFRS 9/HKFRS 9 (including cash and cash equivalents, time deposits with maturity over three months, trade receivables and other receivables). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL ("12m ECL") represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment is done based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for trade receivables without significant financing component.

For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, in which case the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Impairment of financial assets on and after January 1, 2018 (continued)

Significant increase in credit risk (continued)

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument's external (if available) or internal credit rating;

•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor's ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

•	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor's ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

•	a breach of contract, such as a default or past due event;

•	the lenders of the borrower, for economic or contractual reasons relating to the borrower's financial difficulty, having granted to the borrower a concession that the lenders would not otherwise consider;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Impairment of financial assets on and after January 1, 2018 (continued)

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery. Financial assets written off may still be subject to enforcement activities under the Group's recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Except for investments in debt instruments that are measured at FVTOCI, the Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of trade receivables and other receivables where the corresponding adjustment is recognized through a loss allowance account. For investments in debt instruments that are measured at FVTOCI, the loss allowance is recognized in OCI and accumulated in the FVTOCI reserve without reducing the carrying amount of these debt instruments.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Impairment of financial assets prior to January 1, 2018

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

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The contractual rights to receive cash flows from the asset have expired; or

•	the Group has transferred its rights to receive cash flows from the asset, or the Group retains the contractual rights to receive the cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has no control of the asset.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Revenue

Revenue from contracts with customers on and after January 1, 2018

Under IFRS 15/HKFRS 15, the Group recognizes revenue when (or as) a performance obligation is satisfied, i.e. when "control" of the goods or services underlying the particular obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if any one of the following criteria is met:

(1)	the customer simultaneously receives and consumes the benefits provided by the Group's performance as the Group performs;

(2)	the Group's performance creates and enhances an asset that the customer controls as the Group performs; or

(3)	the Group's performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

A contract liability represents the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue (continued)

Revenue recognition prior to January 1, 2018

Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognized based on the Group's working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group's share of production are not significant.

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

Marketing revenues principally represent the sales of oil and gas from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company's subsidiaries. The cost of the oil and gas sold is included in "Crude oil and product purchases" in the consolidated statement of profit or loss and other comprehensive income. In addition, the Group's marketing activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value is also included in marketing revenues.

(c)	Other revenue

Other revenue mainly represents project management fees charged to foreign partners, handling fees charged to customers, the sales of diluents to third party and gains from disposal of oil and gas properties and is recognized when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognized when the compensation becomes receivable.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue (continued)

Revenue recognition prior to January 1, 2018 (continued)

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

No equity-settled award was cancelled or modified during the years ended December 31, 2016, 2017 and 2018.

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

(c)	Recoverable amount of oil and gas properties

The Group makes an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. In any event, the Group would make an estimate of the asset's recoverable amount, which is calculated at the higher of the asset's value in use and its fair value less costs of disposal. The Group recognizes an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. The Group charges an impairment loss to the profit or loss in the period in which it arises. A reversal of an impairment loss is credited to the profit or loss in the period in which it arises.

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future oil and gas prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with the Group's anticipated drilling plan, changes in the Group's capital costs and operating expense assumptions, and discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to various risk factors. The complex economic outlook may also materially and adversely affect the Group's key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

Actual cash flows are likely to be different from those estimated or forecast since anticipated events frequently do not occur as expected and unforeseen events may arise. The Group's results of operations could be materially and adversely affected for the period in which future impairment charges are incurred.

The sensitivity analysis for the impairment testing involves estimates and judgments to consider numerous assumptions comprehensively. Those assumptions interact on each other and interrelate with each other complexly and do not have fixed patterns along with the changes in price. Accordingly, the Group believes that the preparation of the sensitivity analysis for the impairment testing will be impracticable. Changes in assumptions could affect impairment charges and reversals in the consolidated statement of profit or loss and other comprehensive income, and the carrying amounts of assets in the consolidated statement of financial position.

In the calculations of the recoverable amount of the oil and gas properties in a joint venture, the Group uses the approach above.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	OIL AND GAS SALES AND MARKETING REVENUES

	2016	2017	2018
Gross sales	124,648	156,304	191,281
Less: Royalties	(2,398)	(3,226)	(4,215)
PRC government's share of oil	(925)	(1,190)	(1,194)
Oil and gas sales	121,325	151,888	185,872
Marketing revenues	20,310	28,907	35,830

Oil and gas sales represent the sales of oil and gas, net of royalties and obligations to government and other mineral interest owners. Revenue from the sales of oil and gas is recognized at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable.

Marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company's subsidiaries, which is recognized at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable. The cost of the oil and gas sold is included in "Crude oil and product purchases" in the consolidated statement of profit or loss and other comprehensive income.

The payment is typically due within 30 days after the delivery of oil and gas. For contracts where the period between payment and transfer of the associated goods is less than one year, the Group applies the practical expedient of not adjusting the transaction price for any significant financing component.

5.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: E&P, trading business and corporate. The division of these operating segments is made because the Group's chief operating decision makers make decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments. The geographical information is separately disclosed in (b).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (continued)

(a)	Segment results (continued)

The following table presents the segment financial information of the Group for the years ended December 31, 2016, 2017 and 2018.

	E&P			Trading business			Corporate			Eliminations			Consolidated
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018

External revenue	114,935	142,429	173,923	30,986	43,618	52,610	569	343	430	-	-	-	146,490	186,390	226,963
Intersegment revenue*	10,676	14,737	16,805	(10,676)	(14,737)	(16,805)	113	84	176	(113)	(84)	(176)	-	-	-

Total revenue	125,611	157,166	190,728	20,310	28,881	35,805	682	427	606	(113)	(84)	(176)	146,490	186,390	226,963

Segment profit for the year	(346)	23,863	53,948	656	808	1,894	30,701	6,391	4,581	(30,374)	(6,385)	(7,735)	637	24,677	52,688

Amounts included in the measure of segment profit or loss
Operating expenses	(23,220)	(24,282)	(24,268)	-	-	-	-	-	-	9	-	17	(23,211)	(24,282)	(24,251)
Taxes other than income tax	(6,901)	(7,169)	(9,072)	-	-	-	(40)	(41)	(55)	-	-	-	(6,941)	(7,210)	(9,127)
Exploration expenses	(7,393)	(6,896)	(12,990)	-	-	-	-	-	-	34	15	66	(7,359)	(6,881)	(12,924)
Depreciation, depletion and amortization	(68,333)	(60,834)	(50,360)	(144)	(67)	(55)	(470)	(423)	(301)	40	67	76	(68,907)	(61,257)	(50,640)
Impairment and provision	(12,180)	(9,161)	(560)	9	-	-	-	31	(7)	-	-	-	(12,171)	(9,130)	(567)
Selling and administrative expenses	(4,920)	(4,966)	(5,216)	(296)	(269)	(296)	(1,307)	(1,654)	(1,816)	30	28	42	(6,493)	(6,861)	(7,286)
Interest income	217	315	476	1	-	3	1,805	1,571	1,385	(1,122)	(1,233)	(1,068)	901	653	796
Finance costs	(3,384)	(3,274)	(3,923)	(1)	(1)	(1)	(4,183)	(3,011)	(2,181)	1,322	1,242	1,068	(6,246)	(5,044)	(5,037)
Share of profits of associates and profit/(loss) attributable to a joint venture	(63)	(88)	(2)	-	-	-	(13)	943	(5,185)	-	-	-	(76)	855	(5,187)
Income tax credit/(expense)	3,811	(11,236)	(23,559)	(24)	(3)	(4)	2,125	(441)	1,074	-	-	-	5,912	(11,680)	(22,489)

Other segment information
Investments in associates and a joint venture	737	655	661	-	-	-	29,258	28,491	24,040	-	-	-	29,995	29,146	24,701
Others	497,413	457,780	482,463	1,898	3,588	3,154	342,810	340,329	401,290	(234,435)	(213,624)	(232,829)	607,686	588,073	654,078

Segment assets	498,150	458,435	483,124	1,898	3,588	3,154	372,068	368,820	425,330	(234,435)	(213,624)	(232,829)	637,681	617,219	678,779

Segment liabilities	(331,339)	(301,167)	(331,313)	(947)	(2,375)	(2,125)	(138,352)	(124,794)	(138,232)	215,328	191,092	210,256	(255,310)	(237,244)	(261,414)

Capital expenditure	49,122	52,790	69,927	-	-	-	395	421	542	-	-	-	49,517	53,211	70,469

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

The Group mainly engages in the exploration, development, production and sale of crude oil and natural gas in offshore China, Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil, Guyana and Australia etc.

In presenting the Group's geographical information, revenues from external customers are based on the location of the Group's customers, and non-current assets are attributed to the segments based on the location of the Group's assets. 68% (2017: 65%, 2016: 70%) of the Group's revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group's geographical information for the years ended December 31, 2016, 2017 and 2018.

	PRC			Canada			Others			Consolidated
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018

Property, plant and equipment	174,853	162,027	167,800	103,173	95,552	92,386	154,439	138,289	147,151	432,465	395,868	407,337
Investments in associates and a joint venture	3,451	3,680	3,947	-	-	-	26,544	25,466	20,754	29,995	29,146	24,701
Other non-current assets	6,593	8,502	8,767	731	605	636	98	141	79	7,422	9,248	9,482

(c)	Information about major customers

The current year's revenue of approximately RMB15,841 million (2017: RMB11,957 million, 2016: RMB6,923 million) was derived from sales by the E&P segment and the trading business segment Limited. Sales from the CNOOC Group are included in Note 29 (iii).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

6.	(LOSS)/PROFIT BEFORE TAX

The Group's (loss)/profit before tax is arrived at after (crediting)/charging:

	2016	2017	2018

Crediting:
Interest income from bank deposits	(901)	(653)	(796)

Investment income:
– Fair value changes on other financial assets	(2,774)	(2,409)	(3,685)

Insurance compensation on disposal of property, plant and equipment	(520)	(110)	(611)

Charging:
Auditors' remuneration:
– Audit fee	47	51	52
– Other fees	6	5	7

	53	56	59

Employee wages, salaries, allowances and social security costs	6,403	6,517	8,284

Impairment and provision:
- Property, plant and equipment	10,768	8,639	125
- Trade receivables	1,439	212	-
- Others	(36)	279	442

	12,171	9,130	567

Depreciation, depletion and amortization:
– Property, plant and equipment	68,303	60,802	50,631
– Intangible assets	1,020	854	374
– Less: Net amount capitalized	(416)	(399)	(365)

	68,907	61,257	50,640

Operating lease rentals:
– Office properties	485	639	657
– Plant and equipment	1,747	1,560	1,563

	2,232	2,199	2,220

Repairs and maintenance	4,052	4,800	4,595
Research and development costs	1,424	1,739	2,311
Loss on disposal of property, plant and equipment	78	116	78

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

7.	FINANCE COSTS

	2016	2017	2018

Interest on bank loans	217	169	21
Interest on other loans	5,249	5,207	5,280
Other borrowing costs	25	18	14

Total borrowing costs	5,491	5,394	5,315

Less: Amount capitalized in property, plant and equipment (note 13)	(1,430)	(2,495)	(2,838)

	4,061	2,899	2,477
Other finance costs:
Unwinding of discount on provision for dismantlement (note 26)	2,185	2,145	2,560

	6,246	5,044	5,037

During the year ended December 31, 2018, the effective interest rates used to determine the amount of related borrowing costs for capitalization varied from 0.95% to 7.875% (2017: from 0.95% to 7.875%, 2016: from 0.7566% to 7.875%) per annum.

8.	KEY MANAGEMENT PERSONNEL'S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors' remuneration

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

2016
Executive directors:

Yang Hua(2)(8)	-	-	-	-	-
Yuan Guangyu(2)(6)	-	94	78	70	242
Li Fanrong(2)	-	92	454	59	605

Subtotal	-	186	532	129	847

Non-executive directors:

Liu Jian(4)(10)	-	-	-	-	-
Wu Guangqi(3)(5)(9)	-	92	454	59	605
Lv Bo(5)	-	-	-	-	-

Subtotal	-	92	454	59	605

Independent non-executive directors:
Chiu Sung Hong	957	-	-	-	957
Lawrence J. Lau	812	-	-	-	812
Tse Hau Yin, Aloysius	957	-	-	-	957
Kevin G. Lynch	812	-	-	-	812
Subtotal	3,538	-	-	-	3,538
Total	3,538	278	986	188	4,990

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	KEY MANAGEMENT PERSONNEL'S REMUNERATION (continued)

(i)	Directors' remuneration (continued)

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

2017
Executive directors:

Yuan Guangyu(2)(6)	-	197	455	134	786
Xu Keqiang(7)	-	146	162	94	402

Subtotal	-	343	617	228	1,188

Non-executive directors:

Yang Hua(2)(8)	-	-	-	-	-
Liu Jian(4)(10)	-	-	-	-	-
Wu Guangqi(3)(5)(9)	-	-	-	-	-

Subtotal	-	-	-	-	-

Independent non-executive directors:
Chiu Sung Hong	972	-	-	-	972
Lawrence J. Lau	824	-	-	-	824
Tse Hau Yin, Aloysius	972	-	-	-	972
Kevin G. Lynch	824	-	-	-	824
Subtotal	3,592	-	-	-	3,592
Total	3,592	343	617	228	4,780

2018
Executive directors:

Yuan Guangyu(2)(6)	-	231	546	143	920
Xu Keqiang(7)	-	231	467	143	841

Subtotal	-	462	1,013	286	1,761

Non-executive directors:

Yang Hua(2)(8)	-	-	-	-	-
Wang Dongjin(9)(11)	-	-	-	-	-
Liu Jian(4)(10)	-	-	-	-	-
Wu Guangqi(3)(5)(9)	-	-	-	-	-

Subtotal	-	-	-	-	-

Independent non-executive directors:
Chiu Sung Hong	946	-	-	-	946
Lawrence J. Lau	802	-	-	-	802
Tse Hau Yin, Aloysius	946	-	-	-	946
Kevin G. Lynch	802	-	-	-	802
Subtotal	3,496	-	-	-	3,496
Total	3,496	462	1,013	286	5,257

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	KEY MANAGEMENT PERSONNEL'S REMUNERATION (continued)

(i)	Directors' remuneration (continued)

Notes:

(1)	Fees, salaries, allowances, benefits in kind and performance related bonuses represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	On June 15, 2016, Mr. Yang Hua was re-designated as an Executive Director and appointed as the Chief Executive Officer of the Company. Mr. Yuan Guangyu was appointed as an Executive Director and the President of the Company. Mr. Li Fanrong resigned as an Executive Director, the Chief Executive Officer and the President of the Company.

(3)	On June 15, 2016, Mr. Wu Guangqi was re-designated as a Non-executive Director of the Company and resigned as the Compliance Officer of the Company.

(4)	On December 20, 2016, Mr. Liu Jian was appointed as the Vice Chairman and a Non-executive Director of the Company.

(5)	On December 20, 2016, Mr. Wu Guangqi was appointed as a member of the Remuneration Committee of the Company. Mr. Lv Bo resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

(6)	On April 18, 2017, Mr. Yuan Guangyu was appointed as the Chief Executive Officer of the Company. Mr. Yuan Guangyu resigned as the President of the Company.

(7)	On April 18, 2017, Mr. Xu Keqiang was appointed as an Executive Director and the President of the Company.

(8)	On April 18, 2017, Mr. Yang Hua was re-designated as a Non-executive Director of the Company and resigned as the Chief Executive Officer of the Company. He remains as the Chairman of the Board.

(9)	On April 27, 2018, Mr. Wang Dongjin was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

(10)	On August 16, 2018, Mr. Liu Jian resigned as the Vice Chairman and a Non-executive Director of the Company.

(11)	On December 5, 2018, Mr. Wang Dongjin, a Non-executive Director, was appointed as the Vice Chairman of the Company.

The Company has adopted the share option schemes for the grant of options to the Company's directors. The fair value of share options for the directors is measured according to the Group's accounting policies as set out in note 3. No Directors exercised any share option in 2016, 2017 or 2018. No new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company in 2016, 2017 or 2018. Further details of share option scheme and valuation techniques are set out in note 27.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year. In 2016, 2017 and 2018, the executive directors' remuneration shown above were for their services in connection with the management of the affairs of the Company. The other directors' remuneration shown above were for their services as directors of the Company.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	KEY MANAGEMENT PERSONNEL'S REMUNERATION (continued)

(ii)	Other key management personnel's (excluding Directors') remuneration

	2016	2017	2018

Short term employee benefits	7	9	9
Pension scheme contributions	1	1	1
Amount paid/payable during the year	8	10	10

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2016	2017	2018

Nil to RMB 2,000,000	10	12	9
	10	12	9

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2017: none; 2016: none) of the Directors, details of whose remuneration are disclosed in note 8 (i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2017: five; 2016: five) highest paid employees, for the year are as follows:

	2016	2017	2018

Salaries, allowances and benefits in kind(1)	23	21	21
Performance-related bonuses	14	19	18
Pension scheme contributions	1	1	1
Amount paid/payable during the year	38	41	40

(1)	Salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

The remuneration of the five (2017: five, 2016: five) highest paid employees, falls within the following bands:

	Number of employees
	2016	2017	2018

RMB5,500,001 - RMB6,000,000	1	-	-
RMB6,000,001 - RMB6,500,000	-	1	-
RMB6,500,001 - RMB7,000,000	-	-	2
RMB7,000,001 - RMB7,500,000	-	1	-
RMB7,500,001 - RMB8,000,000	3	-	1
RMB8,000,001 - RMB8,500,000	-	1	-
RMB8,500,001 - RMB9,000,000	-	-	1
RMB9,000,001 - RMB9,500,000	1	1	-
RMB10,000,001 - RMB10,500,000	-	1	-
RMB10,500,001 - RMB11,000,000	-	-	1
	5	5	5

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2017: 16.5%, 2016: 16.5%) on profits arising in or derived from Hong Kong.

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

The Company's subsidiary in Mainland China, CNOOC China, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% from 2018 to 2020 (2017: 15%, 2016: 15%), after being reassessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2017: 10% to 50%, 2016: 10% to 50%).

As of December 31, 2018, deferred tax liabilities related to undistributed earnings of the Company's overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax (credit)/expense in the Group's consolidated statement of profit or loss and other comprehensive income is as follows:

	2016	2017	2018

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	7,547	11,472	18,132
Provision for overseas enterprise income tax on the estimated taxable profits for the year	2,983	4,390	5,043

Deferred tax
Temporary differences in the current year	(14,595)	(7,558)	(686)
Effect of changes in tax rates	(1,847)	3,376	-

Income tax (credit)/expense for the year	(5,912)	11,680	22,489

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX (continued)

(i)	Income tax (continued)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2016	2017	2018
	%	%	%

PRC statutory enterprise income tax rate	25.0	25.0	25.0
Effect of different tax rates for overseas subsidiaries	34.8	(1.6)	7.0
Effect of changes in tax rates	35.0	9.4	-
Tax credit from the government	8.3	(2.7)	(0.8)
Tax reported in equity-accounted entities in China	1.0	(0.2)	(0.2)
Tax losses previously not recognized	5.3	-	(0.2)
Others	2.7	2.2	(0.9)
Group's effective income tax rate	112.1	32.1	29.9

The movements of deferred tax liabilities net of deferred tax assets are as follows:

2016

At December 31, 2015	(1,948)
Credit to the profit or loss	(14,595)
Changes in tax rates	(1,847)
Charge to other comprehensive income	(226)
Exchange differences	(558)
At December 31, 2016	(19,174)

2017

At December 31, 2016	(19,174)
Credit to the profit or loss	(7,558)
Changes in tax rates	3,376
Charge to other comprehensive income	7
Exchange differences	1,143
At December 31, 2017	(22,206)

2018

At December 31, 2017	(22,206)
Credit to the profit or loss	(686)
Changes in tax rates	-
Charge to other comprehensive income	(190)
Exchange differences	(1,152)
At December 31, 2018	(24,234)

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX (continued)

(i)	Income tax (continued)

Principal components of deferred tax balances are as follows:

	2017	2018

Deferred tax assets
Property, plant and equipment	7,312	5,280
Provision for dismantlement	9,669	11,087
Losses available for offsetting against future taxable profit	16,529	18,565
Fair value of long term borrowings	1,771	1,770
Others	1,178	1,997

	36,459	38,699

Deferred tax liabilities
Property, plant and equipment	(13,670)	(14,076)
Fair value changes on other financial assets	(232)	-
Others	(351)	(389)

	(14,253)	(14,465)

Net deferred tax assets	22,206	24,234

Of which
– deferred tax assets	25,509	27,412
– deferred tax liabilities	(3,303)	(3,178)

As at December 31, 2018, the Group had approximately RMB97,614 million (December 31, 2017: RMB87,623 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 6 to 20 years.

Deferred tax assets in respect of tax losses are recognized only to the extent of the anticipated future taxable profits or reversal of existing taxable temporary differences.

As at December 31, 2018, the Group's recognized deferred tax assets on tax losses amounted to RMB83,158 million (December 31, 2017: RMB75,018 million). Unrecognized tax losses, where recovery is not currently expected, amounted to RMB14,456 million (December 31, 2017: RMB12,605 million). This includes RMB7,876 million (December 31, 2017: RMB3,181 million) of unrecognized tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 1 to 20 years.

As at December 31, 2018, the Group's unrecognized deferred tax assets related to unused tax credits amounted to RMB10,944 million (December 31, 2017: RMB4,990 million). This includes RMB10,696 million (December 31, 2017: RMB4,587 million) of unrecognized deferred tax assets related to unused tax credits from Nigeria which has no fixed expiry date. The remainder expires between 2026 and 2037.

The realizability of the deferred tax assets recognized mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In case where the actual future taxable profits generated are less than expected, or change in facts and circumstances which result in revision of future taxable profits estimation, the balance of deferred tax assets may be significantly revised.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX (continued)

(ii)	Other taxes

The Company's PRC subsidiaries pay the following other taxes and dues:

i.	Production tax at the rate of 5% on production under production sharing contracts;

ii.	Value added tax ("VAT") at the rates from 13% to 17% on taxable sales under independent oil and gas fields before July 1, 2017. According to "Notice on Simplifying the Relevant Policies on Value-added Tax Rates" (Cai Shui [2017] No.37), with effect from July 1, 2017, the VAT rate of 13% had been removed and gas sales had been subject to the VAT rate of 11%. VAT rates of 17% and 11% have been adjusted to 16% and 10% respectively since May 1, 2018 according to "Notice on Adjustment on Value-added Tax Rates" (Cai Shui [2018] No.32).

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

iii.	Resource tax at the rate of 6% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts;

iv.	Export tariff at the rate of 5% on the export value of petroleum oil;

v.	City construction tax at the rates of 1% or 7% on the production tax and VAT paid;

vi.	Educational surcharge at the rate of 3% on the production tax and VAT paid; and

vii.	Local educational surcharge at the rate of 2% on the production tax and VAT paid.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	EARNINGS PER SHARE

	2016	2017	2018

Earnings:
Profit for the purpose of basic and diluted earnings per share calculation	637	24,677	52,688

Number of shares:
Number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under the share option schemes	11,684,504	4,101,969	8,566,982
Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,659,140,488	44,651,557,953	44,656,022,966

Earnings per share:
Basic (RMB Yuan)	0.01	0.55	1.18
Diluted (RMB Yuan)	0.01	0.55	1.18

12.	DIVIDENDS

	2016	2017	2018

Dividend per ordinary share:
2018 interim dividend - HK$0.30 (2017: interim dividend HK$0.20, 2016: interim dividend HK$0.12) per ordinary share	4,673	7,601	11,890
2017 final dividend - HK$0.30 (2016: final dividend HK$0.23, 2015: final dividend HK$0.25) per ordinary share	9,571	8,847	11,633
2018 final dividend proposed at HK$0.40 (2017: final dividend proposed at HK$0.30, 2016: final dividend proposed at HK$0.23) per ordinary share by the Board of Directors - not recognized as a liability as at the end of the year	9,096	10,830	15,221

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total

Cost:
At January 1, 2017	867,626	5,700	873,326
Additions	48,937	99	49,036
Disposals and write-offs	(2,577)	(914)	(3,491)
Exchange differences	(24,985)	(148)	(25,133)
At December 31, 2017	889,001	4,737	893,738

At January 1, 2018	889,001	4,737	893,738
Additions	57,619	86	57,705
Acquisitions	264	-	264
Disposals and write-offs	(2,751)	(41)	(2,792)
Exchange differences	21,743	115	21,858
At December 31, 2018	965,876	4,897	970,773

Accumulated depreciation, depletion and amortization and impairment:
At January 1, 2017	(439,123)	(1,738)	(440,861)
Depreciation charge for the year	(60,442)	(360)	(60,802)
Impairment	(8,639)	-	(8,639)
Disposals and write-offs	1,185	258	1,443
Exchange differences	10,932	57	10,989
At December 31, 2017	(496,087)	(1,783)	(497,870)

At January 1, 2018	(496,087)	(1,783)	(497,870)
Depreciation charge for the year	(50,239)	(392)	(50,631)
Impairment	(5,790)	-	(5,790)
Disposals and write-offs	1,497	38	1,535
Exchange differences	(10,627)	(53)	(10,680)
At December 31, 2018	(561,246)	(2,190)	(563,436)

Net book value:
At December 31, 2017	392,914	2,954	395,868

At December 31, 2018	404,630	2,707	407,337

Included in the current year's additions was an amount of approximately RMB2,838 million (2017: approximately RMB2,495 million, 2016: approximately RMB1,430 million ) in respect of interest capitalized in property, plant and equipment (note 7). Included also in the depreciation charge for the year was an amount of approximately RMB1,298 million (2017: approximately RMB636 million, 2016: approximately RMB1,609 million) in respect of a depreciation charge on dismantlement cost capitalized in oil and gas properties.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment and provision recognized during the year included the impairment loss to reduce the carrying amount of certain oil and gas properties to the recoverable amount. In 2018, an impairment loss of RMB5,387 million related to certain exploration and evaluation assets in North America was recognized as exploration expenses in profit or loss, primarily triggered by the uncertainty of future development. In 2017, the impairment loss was mainly related to fields in China, Africa and North America primarily due to the revision of the oil and gas price forecast and revision of reserves.

For both years, the recoverable amount was calculated based on the assets' value in use and was determined at the cash-generating unit level. The Company identifies a field or a group of fields that could generate cash inflows independently as a cash-generating unit. The principal parameters used in determining the recoverable amount of the Group's assets include estimates of proved and unproved reserves, future commodity prices that come from the price forecast of respected and independent institutions, combined with internal analysis and judgment of the international market environment, as well as best estimates of drilling and development costs.

The discount rate is derived from the Company's weighted average cost of capital ("WACC") and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. The discount rate used for value in use calculations was 8% in 2018 after tax (2017: 8%-12% after tax). A derived pre-tax discount rate would be 9% (2017: 8%-15% pre-tax).

In June 2016, the book value of the Long Lake assets was written down to an estimated recoverable amount of RMB33,902 million. While the future operating plan of Long Lake assets is under assessment by management, there had not been any impairment of such assets as at December 31, 2018.

During 2018, the Group wrote off certain oil and gas assets in the North America mainly due to the expiration of lease contracts. Approximately RMB444 million was included in the exploration expenses.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

14.	INTANGIBLE ASSETS

	Gas processing rights under NWS Project	Drilling rig contracts and seismic data usage rights	Marketing transportation and storage contracts	Software and others	Goodwill	Total

Cost:
At January 1, 2017	1,273	1,705	1,631	2,738	14,748	22,095
Additions	-	-	-	206	-	206
Disposal	-	(1,662)	(54)	(199)	-	(1,915)
Exchange differences	(74)	(43)	(93)	(57)	(856)	(1,123)
At December 31, 2017	1,199	-	1,484	2,688	13,892	19,263

At January 1, 2018	1,199	-	1,484	2,688	13,892	19,263
Additions	-	-	-	282	-	282
Disposal	-	-	(50)	(29)	-	(79)
Exchange differences	60	-	73	46	700	879
At December 31, 2018	1,259	-	1,507	2,987	14,592	20,345

Accumulated amortization:
At January 1, 2017	(729)	(1,364)	(1,312)	(2,046)	-	(5,451)
Amortization charge for the year	(46)	(332)	(57)	(419)	-	(854)
Disposal	-	1,662	54	199	-	1,915
Exchange differences	43	34	76	44	-	197
At December 31, 2017	(732)	-	(1,239)	(2,222)	-	(4,193)

At January 1, 2018	(732)	-	(1,239)	(2,222)	-	(4,193)
Amortization charge for the year	(65)	-	(48)	(261)	-	(374)
Disposal	-	-	50	29	-	79
Exchange differences	(39)	-	(62)	(39)	-	(140)
At December 31, 2018	(836)	-	(1,299)	(2,493)	-	(4,628)

Net book value:
At December 31, 2017	467	-	245	466	13,892	15,070

At December 31, 2018	423	-	208	494	14,592	15,717

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

In assessing value in use of E&P segment, the key assumptions include, but are not limited to, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate. The discount rate used for value in use is derived from the Company's WACC and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. However, actual results could differ from those estimates.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates at the end of the reporting period are as follows:

		Nominal value of	Percentage
	Place of	ordinary shares issued and paid-up/	of equity attributable to
Name of associates	establishment	registered capital	the Group	Principal activities
Shanghai Petroleum	Shanghai, PRC	RMB900 million	30.0%	Production, processing and technology
Corporation Limited				consultation of oil, gas and relevant
products in the PRC

CNOOC Finance	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement,
Corporation Limited				loan, discounting and other financing
services to CNOOC and its member
entities

To give details of other associates would, in the opinion of the Directors, result in particulars of excessive length.

The Group's investments in associates represent:

	2017	2018
Share of net assets	4,067	4,433

None of the Group's associates are considered to be individually material. The following table illustrates the summarized financial information of the Group's associates in the consolidated financial statements:

	2016	2017	2018

(Loss)/profit for the year	(609)	302	406
Other comprehensive (expense)/income	(127)	36	16
Total comprehensive (expense)/income	(736)	338	422

Dividend of RMB162 million was received from the associates in 2018 (2017: RMB116 million, 2016: RMB135 million).

16.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid- up/registered capital	Percentage of equity attributable to the Group	Principal activities
BC ENERGY INVESTMENTS CORP.(1)	British Virgin Islands	US$ 102,325,582	50%	Investment holding

(1)	Bridas Corporation changed its name to BC ENERGY INVESTMENTS CORP. on March 23, 2018.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

16.	INVESTMENT IN A JOINT VENTURE (continued)

Summarized financial information of the joint venture is disclosed below:

	2017		2018

Current assets		11,614	12,054

Non-current assets		63,660	47,116

Current liabilities		(6,630)	(6,851)

Non-current liabilities		(18,486)	(11,783)

	2016	2017	2018
Revenue	28,371	29,879	18,661
Depreciation, depletion and amortization	(3,988)	(3,742)	(3,446)
Interest income	388	313	95
Finance costs	(704)	(550)	(518)

Profit/(loss) before tax	1,226	2,215	(17,816)
Income tax (expense)/credit	(160)	(1,109)	6,630
Profit/(loss) after tax	1,066	1,106	(11,186)
Total comprehensive income/(expense)	1,066	1,106	(11,186)

The loss attributable to a joint venture recognized during the period was primarily attributable to the impairment at BC ENERGY INVESTMENTS CORP. in Argentina, which was triggered by the significant depreciation of the currency of peso and the significant interest rate increase in Argentina.

Dividend of US$20 million (equivalent to RMB132 million) was received from the joint venture in 2018 and US$36 million (equivalent to RMB243 million) was received from the joint venture in 2017 and no dividend was received from the joint venture in 2016.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS

(i)	Equity investments

	2017	2018
Current:
Non-publicly traded investments
Private equity funds classified at FVTOCI(1)	14	-

	14	-
Non-current:
Publicly traded investments
Equity investment in MEG Energy Corporation ("MEG") classified at FVTOCI (2)	766	1,110
Other equity investment classified at FVTPL(3)	15	-

	781	1,110
Non-publicly traded investments
Private equity fund in Kerogen Energy Fund classified at FVTOCI (4)	2,759	2,938

	3,540	4,048

(1)	In the current year, as the investment recovery period expired, the Group disposed of the equity investment in private equity funds in GEMS O&G II. A cumulative loss on disposal of RMB14 million has been recognized in retained earnings directly.

(2)	MEG is principally engaged in the exploitation and production of oil sands. The investment in MEG is designated by the Group as at FVTOCI. As at December 31, 2018, the investment in MEG was stated at the quoted market price.

(3)	In the current year, the Group disposed of other equity investment classified at FVTPL at a consideration of RMB17 million, a gain on disposal of RMB2 million has been recognized in the profit or loss.

(4)	Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry. The equity investment in Kerogen Energy Fund is designated by the Group as at FVTOCI. The cost of this non-publicly traded equity investment represents an appropriate estimate of its fair value as at January 1, 2018 and December 31, 2018, as sufficient information is not available recently to measure its fair value.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS (Continued)

(ii)	Other financial assets

	2017	2018
Current:
Non-publicly traded investments classified at FVTPL:
Corporate wealth management products (1)	66,229	105,917
Money market funds (2)	8,115	19,366

	74,344	125,283

(1)	The corporate wealth management products will mature from January 8, 2019 to November 20, 2019 (2017: January 8, 2018 to November 6, 2018).

(2)	The money market funds can be redeemed at any time.

The gains of the Group's other financial assets recognized in the profit or loss for the year was RMB3,685 million (2017: RMB2,409 million, 2016: RMB2,774 million).

During the year, the fair value changes on the Group's equity investments recognized directly in other comprehensive income amounted to RMB278 million (2017: other comprehensive expense RMB542 million, 2016: other comprehensive expense RMB461 million).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

18.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People's Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilized for any other purposes but the dismantlement of oil and gas production facilities in the future. As of December 31, 2018, the balance of the specified dismantlement fund accounts was RMB8,100 million (December 31, 2017: RMB7,555million).

19.	INVENTORIES AND SUPPLIES

	2017	2018

Materials and supplies	6,278	4,954
Oil in tanks	1,540	1,499
Less: Provision for inventory obsolescence	(464)	(601)

	7,354	5,852

20.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at December 31, 2018 and December 31, 2017, the age of substantially all the trade receivables was within one year.

21.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group's cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks.

The weighted average effective interest rates of the Group's bank deposits were 2.83% per annum for the year ended December 31, 2018 (2017: 2.23% per annum, 2016: 2.95% per annum).

22.	TRADE AND ACCRUED PAYABLES

As at December 31, 2018 and 2017, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

23.	CONTRACT LIABILITIES

2018

At January 1	2,909
Recognized revenue in current period	(873)
At December 31	2,036
-Current	2,036

Under the natural gas sale contracts, which contain take-or-pay clauses, the Group recorded the payments received from customers for natural gas not yet taken as contract liabilities.

24.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2017	2018

Accrued payroll and welfare payable	2,120	1,996
Accrued expenses	381	747
Advances from customers	3,096	-
Special oil gain levy payable	55	615
Royalties payable	75	55
Provision for dismantlement (note 26)	1,180	675
Other payables	7,199	8,689
	14,106	12,777

25.	LOANS AND BORROWINGS

Current

	Effective interest rate and final	2017			2018
	maturity	Loans	Notes	Total	Loans	Notes	Total

Short-term loans and borrowings
General loans****	LIBOR+0.60% to 0.75% per annum with maturity within one year	8,779	-	8,779	4,760	-	4,760
		8,779	-	8,779	4,760	-	4,760

Loans and borrowings due within one year
For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity within one year	212	-	212	223	-	223
Notes*		-	4,901	4,901	-	2,059	2,059
		212	4,901	5,113	223	2,059	2,282
		8,991	4,901	13,892	4,983	2,059	7,042

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	LOANS AND BORROWINGS (continued)

Non-current

	Effective interest rate and final	2017			2018
	maturity	Loans	Notes	Total	Loans	Notes	Total
For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity through to 2021	502	-	502	305	-	305
For Tangguh LNG III Project ***	LIBOR+1.37% to 3.45% per annum with maturity through 2021 to 2029	777	-	777	1,618	-	1,618
Notes*		-	117,079	117,079	-	130,556	130,556
		1,279	117,079	118,358	1,923	130,556	132,479

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	LOANS AND BORROWINGS (continued)

*	The details of notes are as follows:

			Outstanding	Principal Amount
Issued by	Maturity	Coupon Rate	December 31, 2018	December 31, 2017
			USD million	USD million

CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Matured in 2018	1.750%	-	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.25%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
CNOOC Petroleum North America ULC	Due in 2019	6.2%	300	300
CNOOC Petroleum North America ULC	Due in 2028	7.4%	200	200
CNOOC Petroleum North America ULC	Due in 2032	7.875%	500	500
CNOOC Petroleum North America ULC	Due in 2035	5.875%	790	790
CNOOC Petroleum North America ULC	Due in 2037	6.4%	1,250	1,250
CNOOC Petroleum North America ULC	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300
CNOOC Finance (2015) U.S.A. LLC	Due in 2023	3.75%	450	-
CNOOC Finance (2015) U.S.A. LLC	Due in 2028	4.375%	1,000	-

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	LOANS AND BORROWINGS (continued)

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated October 29, 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of US$135,163,308.28.

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated August 3, 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at December 31, 2018, none of the bank loans (2017: US$650 million) were guaranteed by the Company.

As at December 31, 2018, US$694 million shareholder loans (2017: US$694 million) of the Group were included in general loans. For details please refer to Note 29(v).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	LOANS AND BORROWINGS (continued)

The maturities of the long term bank loans are as follows:

	2017	2018

Repayable:
Within one year	212	223
After one year but within two years	212	222
After two years but within three years	212	150
After three years but within four years	108	138
After four years but within five years	61	156
After five years	686	1,257
	1,491	2,146
Amount due within one year shown under current liabilities	(212)	(223)
	1,279	1,923

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during the	during the	during the
December 31	at year end	at year end	year	year (1)	year (2)

2017	1,491	2.52%	1,491	1,396	2.13%
2018	2,146	3.86%	2,146	1,819	3.19%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at January 1, and December 31, of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at January 1, and December 31, of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	PROVISION FOR DISMANTLEMENT

	2017	2018

At January 1	50,888	54,073
New projects(1)	1,244	3,465
Revision(1)	421	(4,090)
Utilization	(440)	(1,337)
Unwinding of discount(2) (note 7)	2,145	2,560
Exchange differences	(185)	163

At December 31	54,073	54,834

Current portion of provision for dismantlement included in other payables and accrued liabilities (note 24)	(1,180)	(675)

At December 31	52,893	54,159

(1)	The amounts are included in the additions of oil and gas properties in note 13.

(2)	The discount rates used for calculating the provision for dismantlement is 5% (2017: 4% to 5%, 2016: 4% to 5%).

27.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at January 1, 2017, as at December 31, 2017 and as at December 31, 2018	44,647,455,984	43,081

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

2005 Share Option Scheme

On December 31, 2005, the Company adopted a new share option scheme (the "2005 Share Option Scheme"). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Group, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

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

(2)	the average closing price of the shares as stated in the daily quotation sheets of The Stock Exchange of Hong Kong Limited ("HKSE") for the five trading days immediately preceding the date of grant; and

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

No new share option was granted during the year (2017 and 2016: nil) and the Group recognized an equity-settled share option expense of nil (2017 and 2016: nil) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2017		2018
	Number of share options	Weighted average exercise price HK$	Number of share options	Weighted average exercise price HK$

Outstanding at the beginning of the year	187,529,000	11.40	129,919,000	12.34
Granted during the year	-	-	-	-
Forfeited during the year	(22,506,000)	12.43	(26,732,000)	11.33
Expired during the year	(35,104,000)	7.29	(35,280,000)	14.83
Exercised during the year	-	-	-	-

Outstanding at the end of the year	129,919,000	12.34	67,907,000	11.44

Exercisable at the end of the year	129,919,000	12.34	67,907,000	11.44

No share options had been cancelled or modified during the years ended December 31, 2016, 2017 or 2018.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	SHARE CAPITAL (continued)

At the date of approval of these consolidated financial statements for issuance, the share options outstanding under these share option schemes represented approximately 0.15% of the Company's shares in issue as at that date (2017: 0.29%, 2016: 0.42%). The weighted average remaining contractual life of share options outstanding at the end of the year was 0.93 years (2017: 1.52 years, 2016: 2.11 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 67,907,000(2017: 129,919, 000) additional ordinary shares of the Company and additional share capital of RMB680,525,151 (2017: RMB1,339,702,913 ).

28.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China, CNOOC China is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers' bonus and welfare fund, which are appropriated from net profit (after making up for losses from previous years), but before dividend distribution.

The general reserve fund, which is determined at the discretion of the board of directors of CNOOC China, can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers' bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China, is expensed as incurred under IFRSs/HKFRSs. The staff and workers' bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at December 31, 2018, the general reserve fund amounted to RMB60,000 million (December 31, 2017: RMB60,000 million).

In accordance with the "Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry" and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilized, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of December 31, 2018, the Group's safety fund reserve under the PRC regulations amounted to nil (December 31, 2017: nil).

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

Pricing principles

The basic pricing principle for the continuing connected transactions between the Group and the CNOOC Group is based on arm's length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, length of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed prices; or

(b)	where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices.

The continuing connected transactions referred to in paragraph (1)(a)-(1)(b) above provided by the CNOOC Group to the Group and (3)(a)-(3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm's length negotiations based on market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph (1)(c)-(1)(d) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph (1)(e), on the basis of the above pricing principle, are unanimously determined with the CNOOC Group which provides the FPSO vessel leases after arm's length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm's length negotiation between both parties with reference market price.

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

	2016	2017	2018

Provision of exploration and support services	4,357	5,912	7,378
- Inclusive of amounts capitalized under property, plant and equipment	2,364	3,392	3,803
Provision of oil and gas development and support services	14,214	16,317	24,043
Provision of oil and gas production and support services (note a)	7,250	8,894	9,284
Provision of marketing, management and ancillary services (note b)	994	1,450	1,373
FPSO vessel leases (note c)	1,551	1,383	1,213
	28,366	33,956	43,291

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the years ended December 31, 2016, 2017 or 2018.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2016	2017	2018

Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) (note d)	88,682	109,518	131,730
Long term sales of natural gas and liquefied natural gas (note e)	8,663	9,837	15,316
	97,345	119,355	147,046

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions and balances with CNOOC Finance Corporation Limited ("CNOOC Finance") (note f)

(a)	Interest income received by the Group

	2016	2017	2018

Interest income from deposits in CNOOC Finance	564	360	391

(b)	Deposits balances made by the Group

	2017	2018

Deposits in CNOOC Finance	19,465	23,052

(v)	Balances with the CNOOC Group

	2017	2018

Amount due to CNOOC
- included in other payables and accrued liabilities	193	147
Amount due to other related parties
- included in trade and accrued payables	16,651	19,641
	16,844	19,788

Borrowings from CNOOC (note g)	4,532	4,760
Amounts due from other related parties
– included in trade receivables	12,401	14,058
– included in other current assets	513	1,434
	12,914	15,492

(vi)	Balance with a joint venture

	2017	2018

Amount due from a joint venture
– included in other current assets	126	137

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 34. In addition, the Group had certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at December 31, 2018, as summarized below:

	2017	2018

Cash and cash equivalents	3,824	2,688
Time deposits with maturity over three months	13	227
Specified dismantlement fund accounts (note 18)	7,555	8,100
	11,392	11,015

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)	Key management personnel's remuneration

Key management personnel's remuneration is disclosed in note 8.

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited (note h)

	2017	2018

Accumulated investment	1,940	2,346

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

29.	RELATED PARTY TRANSACTIONS (continued)

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 5 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. The financial services provided by CNOOC Finance to the Group also constitute continuing connected transactions defined in Chapter 14A of the Listing Rules and the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions. Under the financial services framework agreement with CNOOC Finance dated December 1, 2016, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from January 1, 2017 to December 31, 2019. The depository services were exempted from independent shareholders' approval requirements under the Listing Rules. On August 23, 2018, the Board approved to revise the maximum daily outstanding balance of deposits placed by the Group with CNOOC Finance for the period from August 23, 2018 to December 31, 2019 to RMB 23,500 million. The Group's actual maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2018 was RMB23,500 million (2017: RMB19,500million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at December 31, 2018, the withdrawal amount of the loan was US$130 million (December 31, 2017: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at December 31, 2018, the withdrawal amount of the loan was US$564 million (December 31, 2017: US$564 million).

h)	China United Coalbed Methane Corporation Limited is a subsidiary of CNOOC.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RETIREMENT BENEFITS

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

During the year, the Group's pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB688 million (2017: RMB651 million, 2016: RMB695 million).

31.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of (loss)/profit before tax to cash generated from operations

	2016	2017	2018

(Loss)/profit before tax	(5,275)	36,357	75,177

Adjustments for:
Interest income	(901)	(653)	(796)
Finance costs	6,246	5,044	5,037
Exchange losses/(gains), net	790	(356)	141
Share of losses/(profits) of associates	609	(302)	(406)
(Profit)/loss attributable to a joint venture	(533)	(553)	5,593
Investment income	(2,774)	(2,409)	(3,685)
Impairment for property, plant and equipment	10,768	8,639	5,790
Provision for other assets	1,403	491	442
Depreciation, depletion and amortization	68,907	61,257	50,640
Loss on disposal and write-off of property, plant and equipment	2,304	1,937	668
Subtotal	81,544	109,452	138,601

Increase in trade receivables and other current assets	(2,820)	(1,073)	(988)
Decrease in inventories and supplies	922	1,464	1,720
Increase in trade and accrued payables, contract liabilities and other payables and accrued liabilities	2,491	782	21

Cash generated from operations	82,137	110,625	139,354

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

31.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

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

	Loans and borrowings	Interest payable	Dividend
	(Note 25)	(Note 24)	payable	Total

At January 1, 2017	150,476	1,244	-	151,720
Financing cash flows	(9,669)	(5,154)	(16,448)	(31,271)
Foreign exchange translation	(8,911)	51	(52)	(8,912)
Finance costs	354	4,690	-	5,044
Unwinding of discount on provision for dismantlement (note 26)	-	(2,145)	-	(2,145)
Amount capitalized in property, plant and equipment (note 13)	-	2,495	-	2,495
Dividends declared	-	-	16,500	16,500
At December 31, 2017	132,250	1,181	-	133,431

At January 1, 2018	132,250	1,181	-	133,431
Financing cash flows	1,300	(5,147)	(23,523)	(27,370)
Foreign exchange translation	5,901	-	445	6,346
Finance costs	70	4,967	-	5,037
Unwinding of discount on provision for dismantlement (note 26)	-	(2,560)	-	(2,560)
Amount capitalized in property, plant and equipment (note 13)	-	2,838	-	2,838
Dividends declared	-	-	23,078	23,078
At December 31, 2018	139,521	1,279	-	140,800

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at December 31, 2018, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2017	2018
Contracted, but not provided for (1)	46,704	55,538

(1)	The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Natural Resources of the PRC for the next five years with respect to the Group's exploration and production licenses.

The above table includes a commitment of approximately RMB10,309 million (December 31, 2017: RMB4,030 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2017	2018
Contracted, but not provided for	691	590

As at December 31, 2018, the Group had unutilized banking facilities amounting to approximately RMB55,289 million (December 31, 2017: RMB53,749 million).

(ii)	Operating lease commitments

a.	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 20 years.

As at December 31, 2018, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2017	2018

Commitments due:
No later than one year	1,630	1,762
Later than one year and not later than two years	1,048	927
Later than two years and not later than five years	1,274	2,106
Later than five years	1,774	4,260

	5,726	9,055

The above table includes minimum lease payments of approximately RMB898 million (December 31, 2017: RMB1,218 million) to the CNOOC Group.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

a.	Office properties (continued)

Office properties commitments of a joint venture:

	2017	2018

Commitments due:
No later than one year	18	24
Later than one year and not later than two years	12	20
Later than two years and not later than five years	16	32
Later than five years	23	63

	69	139

b.	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at December 31, 2018, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2017	2018

Commitments due:
No later than one year	1,272	1,379
Later than one year and not later than two years	875	1,117
Later than two years and not later than five years	1,616	1,760
Later than five years	3,406	3,061

	7,169	7,317

The above table includes a commitment of approximately RMB5,195 million (December 31, 2017: RMB3,366 million) to the CNOOC Group.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies

As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from January 1, 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its local tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group's tax liability. Management of the Company has assessed the possible future outcome of matters that are currently under dispute. Management of the Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, management of the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group's cash and cash equivalents, time deposits with maturity more than three months, trade receivables, other current assets, short-term loans and borrowings, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The carrying amount of the Group's non-current non-publicly traded equity investments represents an appropriate estimate of their fair values, as sufficient information is not available recently to measure their fair values as at December 31, 2018 and 2017.

The fair value of the Group's long term bank loans with floating interest rates approximated to the carrying amount as at December 31, 2018 and 2017.

The estimated fair value of the Group's long term guaranteed notes was approximately RMB134,583 million as at December 31, 2018 (2017: RMB128,315 million), which was determined by reference to the market price as at December 31, 2018.

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

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management's quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniquesthat include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at December 31, 2018 and December 31, 2017, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

Assets measured at fair value	December 31, 2018	Level 1	Level 2	Level 3
Other financial assets-current
Corporate wealth management products	105,917	-	105,917	-
Money market funds	19,366	19,366	-	-
Equity investments
Non-publicly traded investments-current	-	-	-	-
Publicly traded investments-non-current	1,110	1,110	-	-
	126,393	20,476	105,917	-

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets measured at fair value	December 31, 2017	Level 1	Level 2	Level 3
Other financial assets-current
Corporate wealth management products	66,229	-	66,229	-
Money market funds	8,115	8,115	-	-
Equity investments
Non-publicly traded investments-current	14	-	14	-
Publicly traded investments-non-current	781	781	-	-
	75,139	8,896	66,243	-

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

A substantial portion of the Group's oil and gas commodities sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2016	2017	2018
PetroChina Company Limited*	6,923	11,957	15,841
China Petroleum & Chemical Corporation*	9,659	15,488	13,329
Phillips 66	N/A	2,631	4,440
BP p.l.c.	2,843	3,108	3,232
China National Chemical Corporation*	N/A	N/A	2,970
Royal Dutch Shell PLC	3,661	2,627	N/A
EOG Resources, Inc.	2,660	N/A	N/A

*	These transactions are with other state-owned enterprises.

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans, long term guaranteed notes, equity investments and other financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables, other receivables, trade and accrued payables, which arise directly from its operations.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(i)	Credit risk and management assessment

As at December 31, 2018, the carrying amounts of the Group's cash and cash equivalents, time deposits with maturity more than three months, trade receivables and other receivables (approximately RMB 4,941 million included in other current assets) represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals. Before accepting any new counterparties, the Group uses an internal credit scoring system to assess the potential counterparty's credit quality and defines credit limits by counterparty. Limits and scoring attributed to counterparties are reviewed twice a year. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. In addition, the Group performs impairment assessment under ECL model upon application of IFRS 9/HKFRS 9 (2017: incurred loss model) on trade receivables and other receivables individually or based on provision matrix. In this regard, the Directors of the Company consider that the Group's credit risk is significantly reduced.

Concentrations of credit risk are managed by counterparty and by geographical region. At December 31, 2018, the Group has certain concentrations of credit risk as 0.06% (2017: 0.16%) and 0.07% (2017: 7.63%) of the Group's trade receivables were due from the Group's largest third-party customer and the five largest third-party customers, respectively.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realized oil price, fluctuations in international oil price would have a significant impact on the Group's sales revenue, profit, assets value and cashflow. In addition, certain of the Group's natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas pricing policies may result in changes in natural gas prices, which will affect the Group's profitability.

(iii)	Currency risk

Substantially all of the Group's oil and gas sales are denominated in RMB and United States dollars ("US dollars"). Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. RMB would no longer be pegged to the US dollars. From January 1, 2018 to December 29, 2018 (the last working day in 2018), RMB has depreciated by approximately 4.79% (December 31, 2017: appreciated by approximately 6.16%) against the US dollars. At December 31, 2018, approximately 84% (December 31, 2017: 82%) of the Group's cash and cash equivalents and time deposits with maturity over three months were denominated in RMB, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also has exposures to currencies other than the US dollars, such as Canadian dollars and British Pounds as such exposures are considered insignificant.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk (continued)

Management has assessed the Group's exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at December 31, 2018 and 2017. Based on management's assessment at December 31, 2018, a 5% strengthening/weakening of RMB against US dollars would have increased/decreased the profit for the year of the Group by 0.15% (December 31, 2017: 0.06%) and the equity of the Group by 0.25% (December 31, 2017: 0.31%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2017.

Senior management is closely monitoring the Group's net exposure to foreign currency risk. The depreciation of RMB against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against RMB, the Group's oil and gas sales may increase due to the appreciation of the US dollars against RMB. On the other hand, the appreciation of the US dollars against RMB will also increase the Group's costs for imported equipment and materials, most of which are denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group's senior management. As at the end of 2018, the interest rates for 98.41% of the Group's debts were fixed. Apart from borrowing for Tangguh LNG Project, all of the Group's long term debts are fixed rate. The weighted average term of the Group's debt balance outstanding was approximately 8.98 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group's exposure to changes in interest rates is not expected to be material.

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

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end December 31, 2016, 2017 and 2018.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2016	2017	2018

Interest-bearing debts	150,476	132,250	139,521
Equity attributable to owners of the parent	382,371	379,975	417,365
Total capital	532,847	512,225	556,886

Gearing ratio	28.2%	25.8%	25.1%

36.	CHARGES OF ASSETS

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 21, 2019.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 "Extractive Activities-Oil and Gas (the "ASC 932").

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producible in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission's final rules on "Modernization of oil and Gas Reporting" (the "SEC Final Rule").

For the years 2018, 2017 and 2016, approximately 69%, 65% and 60%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

We implemented rigorous internal control system that monitors the entire reserves estimation process and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Committee (the "RMC"), which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMC's main responsibilities are to:

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

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has more than 35 years' experience in oil and gas industry.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

The Group's net proved reserves consist of its interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group's share of royalties payable by the Group to the PRC government and the Group's participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group's participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)       Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa			Canada*			North America(excluding Canada)				South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)
Consolidated entities
31 December 2015	1,431	5,355	60	846	15	389	167	-	-	119	815	-	239	275	-	-	2	-	102	9	2,015	6,993	815	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	-	-	-	-	1	-	-
Discoveries and extensions	167	897	-	-	-	-	1	-	-	-	7	-	36	75	-	-	-	-	-	-	203	972	7	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(271)	(237)	(18)	(55)	(2)	(41)	(29)	-	-	(18)	(8)	(7)	(18)	(47)	-	-	-	-	(36)	(13)	(373)	(410)	(8)	(7)
Revisions of prior estimates	119	(170)	35	162	(1)	(15)	-	-	-	(101)	(514)	7	3	45	-	-	-	-	14	11	171	(70)	(514)	7
31 December 2016	1,446	5,844	77	952	12	333	138	-	-	-	301	-	260	350	-	-	1	-	81	7	2,015	7,486	301	-
Purchase/(Disposal) of reserves	3	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	1	-	-
Discoveries and extensions	112	250	-	-	-	-	-	-	-	-	162	10	37	68	-	-	78	-	4	-	232	318	162	10
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(258)	(262)	(21)	(52)	(1)	(35)	(27)	-	-	(14)	(6)	(15)	(17)	(48)	-	-	-	-	(35)	(9)	(360)	(420)	(6)	(15)
Revisions of prior estimates	325	77	14	(16)	-	(1)	26	-	-	38	330	123	2	52	-	-	-	-	38	7	405	158	330	123
31 December 2017	1,627	5,911	70	885	11	297	137	-	-	24	786	118	282	421	-	-	80	-	88	5	2,295	7,543	786	118
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	213	519	-	-	-	-	1	-	-	-	13	1	28	47	-	-	-	-	11	3	253	570	13	1
Improved Recovery	-	4	-	-	-	-	-	-	-	-	-	-	5	1	-	-	-	-	-	-	5	5	-	-
Production	(257)	(305)	(22)	(60)	(2)	(41)	(22)	-	-	(13)	(6)	(17)	(19)	(46)	-	-	(1)	-	(27)	(6)	(350)	(470)	(6)	(17)
Revisions of prior estimates	200	(21)	6	17	-	23	(2)	-	-	(11)	4	(14)	(32)	(32)	-	-	1	-	38	5	211	(20)	4	(14)
31 December 2018	1,783	6,108	54	842	9	280	114	-	-	-	796	88	263	391	-	-	79	-	111	7	2,414	7,627	796	88

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)       Reserve quantity information (continued)

    Proved developed and undeveloped reserves: (continued)

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada*				North America(excluding Canada)				South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)
Enterprise's share of equity method investees:
31 December 2015	1	6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	199	570	-	-	200	577	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5	33	-	-	5	35	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	-	-	-	2	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(55)	-	-	(8)	(57)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3)	17	-	-	(2)	18	-	-
31 December 2016	1	7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	195	567	-	-	195	574	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	49	140	-	-	49	140	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8	34	-	-	8	34	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	23	-	-	1	23	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(52)	-	-	(8)	(53)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(11)	-	-	-	(11)	-	-
31 December 2017	1	6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	244	701	-	-	245	707	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	11	36	-	-	11	36	-	-
Improved Recovery	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	2	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10)	(62)	-	-	(10)	(63)	-	-
Revisions of prior estimates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12	(19)	-	-	12	(19)	-	-
31 December 2018	1	5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	258	657	-	-	258	661	-	-
Total consolidated and equity Interests in reserves
31 December 2016	1,446	5,850	77	952	12	333	138	-	-	-	301	-	260	350	-	-	196	567	81	7	2,211	8,060	301	-
31 December 2017	1,628	5,916	70	885	11	297	137	-	-	24	786	118	282	421	-	-	324	701	88	5	2,540	8,250	786	118
31 December 2018	1,784	6,112	54	842	9	280	114	-	-	-	796	88	263	391	-	-	337	657	111	7	2,672	8,288	796	88

For explanation of significant changes in proved reserve, please refer to section "Item 4.B. Business Overview" for more details.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)     Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe			Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)

Consolidated entities
31 December 2016	815	1,623	51	618	10	268	41	-	-	-	156	-	88	219	1	-	81	7	1,086	2,734	156	-
31 December 2017	893	1,574	35	558	8	230	37	-	-	24	142	46	123	278	1	-	84	5	1,182	2,669	142	46
31 December 2018	902	1,544	25	531	8	260	102	-	-	-	136	-	143	275	1	-	98	3	1,279	2,614	136	-

Enterprise's share of equity method investees:
31 December 2016	1	7	-	-	-	-	-	-	-	-	-	-	-	-	102	431	-	-	103	438	-	-
31 December 2017	1	6	-	-	-	-	-	-	-	-	-	-	-	-	133	533	-	-	133	539	-	-
31 December 2018	-	5	-	-	-	-	-	-	-	-	-	-	-	-	135	486	-	-	136	491	-	-

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)     Reserve quantity information (continued)

  Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe			Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)

Consolidated entities
31 December 2016	631	4,221	26	334	2	66	97	-	-	-	145	-	173	131	-	-	-	-	929	4,752	145	-
31 December 2017	734	4,336	35	327	2	68	100	-	-	-	644	72	159	143	78	-	5	-	1,113	4,875	644	72
31 December 2018	882	4,564	29	310	-	20	11	-	-	-	660	88	120	116	78	-	13	4	1,135	5,013	660	88

Enterprise's share of equity method investees:
31 December 2016	-	-	-	-	-	-	-	-	-	-	-	-	-	-	93	136	-	-	93	136	-	-
31 December 2017	-	-	-	-	-	-	-	-	-	-	-	-	-	-	111	168	-	-	111	168	-	-
31 December 2018	-	-	-	-	-	-	-	-	-	-	-	-	-	-	122	171	-	-	122	171	-	-

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations

		2016
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	87,276	6,186	1,285	8,358	2,935	4,792	73	10,419	121,324
Operating expenses	(13,704)	(2,214)	(503)	(1,168)	(2,974)	(815)	(19)	(1,814)	(23,211)
Taxes other than income tax	(5,885)	-	(139)	(384)	(239)	(234)	-	(18)	(6,899)
Exploration expense	(3,499)	(9)	(37)	(117)	(182)	(2,395)	(508)	(647)	(7,394)
Accretion expense	(1,535)	-	-	(114)	(134)	(71)	(3)	(329)	(2,186)
Depreciation, depletion and amortization, and impairment	(35,327)	(4,020)	(190)	(11,651)	(11,006)	(6,097)	(27)	(10,783)	(79,101)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	27,326	(57)	416	(5,076)	(11,600)	(4,820)	(484)	(3,172)	2,533

Income tax expense	(6,832)	18	(125)	1,345	3,380	2,268	(10)	3,237	3,281

Result of operations	20,494	(39)	291	(3,731)	(8,220)	(2,552)	(494)	65	5,814

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2016
		Enterprise's share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	187	-	-	-	-	-	2,905	-	3,092
Operating expenses	(84)	-	-	-	-	-	(1,193)	-	(1,277)
Taxes other than income tax	(10)	-	-	-	-	-	(461)	-	(471)
Exploration expense	(10)	-	-	-	-	-	(196)	-	(206)
Accretion expense	(8)	-	-	-	-	-	(16)	-	(24)
Depreciation, depletion and amortization, and impairment	(133)	-	-	-	-	-	(1,994)	-	(2,127)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	(58)	-	-	-	-	-	(955)	-	(1,013)

Income tax expense	9	-	-	-	-	-	-	-	9

Result of operations	(49)	-	-	-	-	-	(955)	-	(1,004)

Total result of operations for producing activities	20,445	(39)	291	(3,731)	(8,220)	(2,552)	(1,449)	65	4,810

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2017
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	107,887	9,085	1,283	9,722	4,750	6,277	100	12,784	151,888
Operating expenses	(14,882)	(2,401)	(462)	(1,033)	(3,057)	(1,021)	(23)	(1,402)	(24,281)
Taxes other than income tax	(6,297)	-	(159)	(406)	(13)	(282)	-	(12)	(7,169)
Exploration expense	(3,737)	(11)	(7)	(83)	(818)	(714)	(223)	(1,303)	(6,896)
Accretion expense	(1,525)	-	-	(164)	(124)	(82)	-	(249)	(2,144)
Depreciation, depletion and amortization, and impairment	(33,737)	(1,363)	(142)	(17,863)	(3,851)	(5,889)	(23)	(6,605)	(69,473)
Special oil gain levy	(55)	-	-	-	-	-	-	-	(55)
	47,654	5,310	513	(9,827)	(3,113)	(1,711)	(169)	3,213	41,870

Income tax expense	(11,913)	(536)	(154)	341	1,070	(1,075)	4	(1,230)	(13,493)

Result of operations	35,741	4,774	359	(9,486)	(2,043)	(2,786)	(165)	1,983	28,377

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2017
		Enterprise's share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	193	-	-	-	-	-	2,840	-	3,033
Operating expenses	(113)	-	-	-	-	-	(1,281)	-	(1,394)
Taxes other than income tax	(11)	-	-	-	-	-	(448)	-	(459)
Exploration expense	-	-	-	-	-	-	(6)	-	(6)
Accretion expense	(8)	-	-	-	-	-	(53)	-	(61)
Depreciation, depletion and amortization, and impairment	(132)	-	-	-	-	-	(1,330)	-	(1,462)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	(71)	-	-	-	-	-	(278)	-	(349)

Income tax expense	11	-	-	-	-	-	-	-	11

Result of operations	(60)	-	-	-	-	-	(278)	-	(338)

Total result of operations for producing activities	35,681	4,774	359	(9,486)	(2,043)	(2,786)	(443)	1,983	28,039

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2018
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	134,993	12,567	1,567	10,025	4,690	8,573	529	12,928	185,872
Operating expenses	(14,870)	(2,098)	(438)	(933)	(3,183)	(1,221)	(198)	(1,327)	(24,268)
Taxes other than income tax	(7,823)	-	(192)	(359)	(155)	(438)	(89)	(16)	(9,072)
Exploration expense	(5,054)	(125)	(1)	(441)	(5,660)	(849)	(346)	(514)	(12,990)
Accretion expense	(1,935)	(3)	-	(133)	(150)	(93)	(2)	(244)	(2,560)
Depreciation, depletion and amortization, and impairment	(25,805)	(7,648)	(199)	(6,919)	(2,719)	(3,721)	(91)	(3,389)	(50,491)
Special oil gain levy	(2,599)	-	-	-	-	-	-	-	(2,599)
	76,907	2,693	737	1,240	(7,177)	2,251	(197)	7,438	83,892

Income tax expense	(19,227)	(1,292)	(221)	(621)	1,880	(137)	203	(3,022)	(22,437)

Result of operations	57,680	1,401	516	619	(5,297)	2,114	6	4,416	61,455

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)       Results of operations (continued)

		2018
		Enterprise's share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	208	-	-	-	-	-	3,651	-	3,859
Operating expenses	(101)	-	-	-	-	-	(1,554)	-	(1,655)
Taxes other than income tax	(13)	-	-	-	-	-	(1,320)	-	(1,333)
Exploration expense	-	-	-	-	-	-	(22)	-	(22)
Accretion expense	(9)	-	-	-	-	-	(69)	-	(78)
Depreciation, depletion and amortization, and impairment	(132)	-	-	-	-	-	(11,877)	-	(12,009)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	(47)	-	-	-	-	-	(11,191)	-	(11,238)
Income tax expense	-	-	-	-	-	-	-	-	-
Result of operations	(47)	-	-	-	-	-	(11,191)	-	(11,238)
Total result of operations for producing activities	57,633	1,401	516	619	(5,297)	2,114	(11,185)	4,416	50,217

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)       Capitalized costs

		2016
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	425,290	36,318	2,585	84,014	14,247	47,763	533	4,156	614,906
Unproved oil and gas properties	13,635	1,731	2	28,404	115,875	38,649	7,619	49,524	255,439
Accumulated depreciation, depletion and amortization	(266,002)	(23,081)	(1,472)	(58,331)	(27,226)	(27,733)	(936)	(36,083)	(440,864)
Net capitalized costs	172,923	14,968	1,115	54,087	102,896	58,679	7,216	17,597	429,481

		2016
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,129	-	-	-	-	-	34,667	-	36,796
Unproved oil and gas properties	-	-	-	-	-	-	5,645	-	5,645
Accumulated depreciation, depletion and amortization	(1,971)	-	-	-	-	-	(10,310)	-	(12,281)
Net capitalized costs	158	-	-	-	-	-	30,002	-	30,160

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)       Capitalized costs (continued)

		2017
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	443,193	38,541	2,435	84,241	19,534	54,731	1,916	11,586	656,177
Unproved oil and gas properties	16,163	1,195	2	30,690	103,637	34,471	7,917	40,089	234,164
Accumulated depreciation, depletion and amortization	(299,171)	(26,786)	(1,480)	(64,047)	(27,894)	(31,835)	(942)	(40,350)	(492,505)
Net capitalized costs	160,185	12,950	957	50,884	95,277	57,367	8,891	11,325	397,836

		2017
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,159	-	-	-	-	-	33,227	-	35,386
Unproved oil and gas properties	-	-	-	-	-	-	4,743	-	4,743
Accumulated depreciation, depletion and amortization	(2,138)	-	-	-	-	-	(11,601)	-	(13,739)
Net capitalized costs	21	-	-	-	-	-	26,369	-	26,390

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)       Capitalized costs (continued)

		2018
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	471,242	46,634	2,558	101,050	50,554	64,875	3,856	20,402	761,171
Unproved oil and gas properties	18,908	1,645	2	27,835	77,824	35,502	9,471	33,519	204,706
Accumulated depreciation, depletion and amortization	(324,046)	(36,000)	(1,692)	(78,819)	(36,785)	(37,164)	(1,088)	(45,652)	(561,246)
Net capitalized costs	166,104	12,279	868	50,066	91,593	63,213	12,239	8,269	404,631

		2018
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,159	-	-	-	-	-	40,661	-	42,820
Unproved oil and gas properties	-	-	-	-	-	-	4,675	-	4,675
Accumulated depreciation, depletion and amortization	(2,100)	-	-	-	-	-	(13,956)	-	(16,056)
Net capitalized costs	59	-	-	-	-	-	31,380	-	31,439

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

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
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	10	-	-	-	-	-	222	-	232
Development costs*	-	-	-	-	-	-	1,833	-	1,833
Total costs incurred	10	-	-	-	-	-	2,055	-	2,065

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)       Costs incurred in oil and gas property acquisition, exploration and development (continued)

		2017
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	7,933	46	7	329	64	275	1,143	767	10,564
Development costs*	16,360	4,001	-	9,180	2,353	8,310	1,052	913	42,169
Total costs incurred	24,293	4,047	7	9,509	2,417	8,585	2,195	1,680	52,733

		2017
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	-	-	-	-	-	-	59	-	59
Development costs*	2	-	-	-	-	-	2,822	-	2,824
Total costs incurred	2	-	-	-	-	-	2,881	-	2,883

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)       Costs incurred in oil and gas property acquisition, exploration and development (continued)

		2018
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	264	-	264
Exploration costs	10,075	181	1	357	246	178	846	531	12,415
Development costs*	26,801	6,158	-	8,263	463	7,117	2,215	176	51,193
Total costs incurred	36,876	6,339	1	8,620	709	7,295	3,325	707	63,872

		2018
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	-	-	-	-	-	-	32	-	32
Development costs*	-	-	-	-	-	-	2,455	-	2,455
Total costs incurred	-	-	-	-	-	-	2,487	-	2,487

*	The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)       Standardised measure of discounted future net cash flows and changes therein (continued)

			2016
			Enterprise's share of equity method investees
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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)       Standardised measure of discounted future net cash flows and changes therein (continued)

			2017
			Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	856,256	50,074	10,163	24,917	299,553	97,944	27,183	30,636	1,396,726
Future production costs		(316,050)	(22,714)	(2,589)	(1,394)	(222,849)	(42,432)	(12,435)	(11,422)	(631,885)
Future development costs	(2)	(157,966)	(4,134)	(1,825)	(1,593)	(42,844)	(18,495)	(5,938)	(7,685)	(240,480)
Future income taxes		(64,232)	(6,535)	(1,450)	-	-	-	(2,157)	(3,856)	(78,230)

Future net cash flows	(3)	318,008	16,691	4,299	21,930	33,860	37,017	6,653	7,673	446,131
10% discount factor		(142,001)	(6,014)	(1,090)	(4,860)	(28,254)	(18,369)	(3,290)	(349)	(204,227)

Standardised measure of
discounted future net cash flows		176,007	10,677	3,209	17,070	5,606	18,648	3,363	7,324	241,904

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

			2017
			Enterprise's share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,581	-	-	-	-	-	90,964	-	92,545
Future production costs		(985)	-	-	-	-	-	(35,472)	-	(36,457)
Future development costs	(2)	-	-	-	-	-	-	(11,342)	-	(11,342)
Future income taxes		-	-	-	-	-	-	(15,446)	-	(15,446)
Future net cash flows	(3)	596	-	-	-	-	-	28,704	-	29,300
10% discount factor		(364)	-	-	-	-	-	(15,594)	-	(15,958)
Standardised measure of
discounted future net cash flows		232	-	-	-	-	-	13,110	-	13,342
Total standardised measure of discounted future net cash flow		176,239	10,677	3,209	17,070	5,606	18,648	16,473	7,324	255,246

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

			2018
			Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,265,804	56,121	10,388	53,962	339,668	125,898	38,104	53,669	1,943,614
Future production costs		(435,664)	(23,068)	(2,576)	(10,929)	(227,445)	(51,544)	(14,271)	(18,333)	(783,830)
Future development costs	(2)	(233,501)	(3,990)	(1,792)	(8,373)	(43,197)	(15,186)	(6,539)	(8,939)	(321,517)
Future income taxes		(118,666)	(9,665)	(1,507)	(4,895)	-	(5,537)	(1,616)	(9,882)	(151,768)

Future net cash flows	(3)	477,973	19,398	4,513	29,765	69,026	53,631	15,678	16,515	686,499
10% discount factor		(174,025)	(7,780)	(1,044)	(4,375)	(52,665)	(20,690)	(6,481)	(3,364)	(270,424)

Standardised measure of
discounted future net cash flows		303,948	11,618	3,469	25,390	16,361	32,941	9,197	13,151	416,075

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

			2018
			Enterprise's share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	509	-	-	-	-	-	116,334	-	116,843
Future production costs		(282)	-	-	-	-	-	(39,352)	-	(39,634)
Future development costs	(2)	(174)	-	-	-	-	-	(12,577)	-	(12,751)
Future income taxes		-	-	-	-	-	-	(14,202)	-	(14,202)
Future net cash flows	(3)	53	-	-	-	-	-	50,203	-	50,256
10% discount factor		36	-	-	-	-	-	(27,336)	-	(27,300)
Standardised measure of
discounted future net cash flows		89	-	-	-	-	-	22,867	-	22,956
Total standardised measure of discounted future net cash flow		304,037	11,618	3,469	25,390	16,361	32,941	32,064	13,151	439,031

(1)	Future cash flows consist of the Group's 100% interest in the independent oil and gas properties and the Group's participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group's participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

Changes in the standardized measure of discounted future net cash flows:

	2016
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardized measure, beginning of year	176,004	9,247	185,251
Sales of production, net of royalties and production costs	(91,173)	(581)	(91,754)
Net change in prices, net of royalties and production costs	(25,703)	(2,029)	(27,732)
Extensions discoveries and improved recovery, net of related future costs	44,152	949	45,101
Change in estimated future development costs	28,951	451	29,402
Development costs incurred during the year	39,369	1,574	40,943
Revisions in quantity estimates	(2,363)	287	(2,076)
Accretion of discount	21,650	1,560	23,210
Net change in income taxes	(11,590)	571	(11,019)
Purchase of properties	15	-	15
Changes in timing and other	44,313	(2,157)	42,156

Standardised measure, end of year	223,625	9,872	233,497

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

	2017
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardised measure, beginning of year	223,625	9,872	233,497
Sales of production, net of royalties and production costs	(120,396)	(458)	(120,854)
Net change in prices, net of royalties and production costs	18,779	1,458	20,237
Extensions discoveries and improved recovery, net of related future costs	31,649	1,322	32,971
Change in estimated future development costs	(37,582)	(1,783)	(39,365)
Development costs incurred during the year	40,766	1,584	42,350
Revisions in quantity estimates	67,569	(133)	67,436
Accretion of discount	24,838	1,415	26,253
Net change in income taxes	(7,348)	(2,201)	(9,549)
Purchase of properties	325	5,069	5,394
Changes in timing and other	(321)	(2,804)	(3,125)

Standardised measure, end of year	241,904	13,341	255,245

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCTION ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

	2018
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardised measure, beginning of year	241,904	13,341	255,245
Sales of production, net of royalties and production costs	(152,494)	(872)	(153,366)
Net change in prices, net of royalties and production costs	210,479	5,771	216,250
Extensions discoveries and improved recovery, net of related future costs	65,730	1,743	67,473
Change in estimated future development costs	(73,551)	(1,754)	(75,305)
Development costs incurred during the year	50,833	2,552	53,385
Revisions in quantity estimates	38,365	850	39,215
Accretion of discount	30,145	2,142	32,287
Net change in income taxes	(51,384)	941	(50,443)
Purchase of properties	-	-	-
Changes in timing and other	56,048	(1,758)	54,290

Standardised measure, end of year	416,075	22,956	439,031