Form 20-F
period 2019-12-31
CNOOC LTD
filed 2020-04-22
CIK 1095595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                           to                          .

Commission file number: 001-14966

CNOOC LIMITED

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Hong Kong
(Jurisdiction of incorporation or organization)

65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong
(Address of principal executive offices)

Xiaonan Wu
65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong
Tel +852 2213 2500
Fax +852 2525 9322
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 100 shares	CEO	New York Stock Exchange, Inc.
Shares with no par value*	N/A	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2019 was 44,647,455,984 shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes        ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes        ☒ No

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

☒ Yes        ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes        ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Item 17        ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes        ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes        ☐ No

TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

·	“CNOOC” are to our controlling shareholder, China National Offshore Oil Corporation, a PRC state-owned enterprise, or China National Offshore Oil Corporation and its subsidiaries (excluding us and our subsidiaries), as the case may be;

·	“CNOOC Limited” are to CNOOC Limited, a Hong Kong limited liability company and the registrant of this annual report;

·	“Company”, “Group”, “we”, “our” or “us” are to CNOOC Limited and its subsidiaries;

·	“ADRs” are to the American depositary receipts that evidence our ADSs;

·	“ADSs” are to our American depositary shares, each of which represents 100 shares;

·	“China” or “PRC” are to the People’s Republic of China, excluding for purposes of geographical reference in this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

·	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

·	“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited;

·	“HK$” are to Hong Kong dollar, the legal currency of the Hong Kong Special Administrative Region;

·	“HKICPA” are to the Hong Kong Institute of Certified Public Accountants;

·	“HKFRSs” are to all Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations approved by the Council of the HKICPA;

·	“IASB” are to the International Accounting Standards Board;

·	“IFRSs” are to all International Financial Reporting Standards, including International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board;

·	“NYSE” are to the New York Stock Exchange;

·	“Rmb” are to Renminbi, the legal currency of the PRC;

·	“U.K.” are to the United Kingdom of Great Britain and Northern Ireland;

·	“U.S.” are to the United States of America; and

·	“US$” are to U.S. dollar, the legal currency of the United States of America.

Conventions

We publish our financial statements in Renminbi. Unless otherwise indicated, we have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2019 of US$1.00=Rmb 6.9618. We have translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Hong Kong dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2019 of US$1.00=HK$ 7.7894. We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2019, or at all. For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not add correctly due to rounding of numbers.

For the years 2017, 2018 and 2019, approximately 65%,69% and 66% respectively, of our reserves were evaluated by our internal reserve evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Our reserve data for 2017, 2018 and 2019 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009. Except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees.

In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, Madura and Tangguh projects in Indonesia in Asia, and Dongfang 13-2, Wenchang 9-2/9-3/10-3 and Yacheng 13-1/13-4 gas fields in China, which we have used actual thermal unit for such conversion purpose.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

·	“API gravity” means the American Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees;

·	“appraisal well” means an exploratory well drilled after a successful wildcat well to gain more information on a newly discovered oil or gas reserve;

·	“developed oil and gas reserves” are reserves of any category that can be expected to be recovered:

(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving any well;

·	“exploratory well” means a well drilled to find either a new field or a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well;

·	“LNG” means liquefied natural gas;

·	“net wells” means a party’s working interests in wells;

·	“proved oil and gas reserves” means those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. In addition,

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

·	“PSC” means production sharing contract. For more information about PSC, see “Item 4—Information on the Company—Business Overview—Regulatory Framework in the PRC”;

·	“share oil” means the portion of production that must be allocated to the relevant government entity under our PSCs in the PRC;

·	“undeveloped oil and gas reserves” means reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. In addition,

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

For further definitions relating to reserves:

·	“reserve replacement ratio” means, for a given year, total additions to proved reserves, which consist of additions from purchases, discoveries and extensions and revisions of prior reserve estimates, divided by production during the year. Reserve additions used in this calculation are proved developed and proved undeveloped reserves; unproved reserve additions are not used. Data used in the calculation of reserve replacement ratio is derived directly from the reserve quantity reconciliation prepared in accordance with U.S. Accounting Standards Codification 932-235-50, which reconciliation is included in “Supplementary Information on Oil and Gas Producing Activities” beginning on page F-81 of this annual report.

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

·	“reserve life” means the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas, also known as reserve-to-production ratio;

·	“seismic data” means data recorded in either two-dimensional (2D) or three-dimensional (3D) form from sound wave reflections off of subsurface geology;

·	“success” means a discovery of oil or gas by an exploratory well. Such an exploratory well is a successful well and is also known as a discovery. A successful well is commercial, which means there are enough hydrocarbon deposits discovered for economic recovery;

·	“wildcat well” means an exploratory well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries;

References to:

·	“bbls” means barrels, which is equivalent to approximately 0.134 tons of oil (33 degrees API);

·	“mmbbls” means million barrels;

·	“BOE” means barrels-of-oil equivalent;

·	“mcf” means thousand cubic feet;

·	“mmcf” means million cubic feet;

·	“bcf” means billion cubic feet, which is equivalent to approximately 28.32 million cubic meters; and

·	“BTU” means British Thermal Unit, a universal measurement of energy.

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

These statements are based on assumptions and analysis made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, see “Item 3—Key Information—Risk Factors.”

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board.

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

The following tables present selected historical financial data of our Company as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data as of December 31, 2018 and 2019 and consolidated statement of profit or loss and other comprehensive income data for the years ended December 31, 2017, 2018 and 2019 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. The selected historical consolidated statement of financial position data as of December 31, 2015, 2016 and 2017 and consolidated statement of profit or loss and other comprehensive income data for the years ended December 31, 2015 and 2016 set forth below are derived from our audited consolidated financial statements not included in this annual report. As disclosed above under “Special Note on the Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated financial statements have been prepared and presented in accordance with IFRSs.

	Year ended December 31,
	2015（3）	2016（3）	2017	2018	2019	2019
			(restated)	(restated)
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
		(in millions, except per share and per ADS data)
Statement of profit or loss and other comprehensive income data:
Operating revenues:
Oil and gas sales	146,597	121,325	152,412	186,557	197,173	28,322
Marketing revenues	21,422	20,310	28,907	35,830	30,867	4,434
Other revenues	3,418	4,855	5,652	5,324	5,159	741
Total operating revenues	171,437	146,490	186,971	227,711	233,199	33,497

Expenses:
Operating expenses	(28,372)	(23,211)	(24,410)	(24,388)	(24,735)	(3,553)
Taxes other than income tax	(10,770)	(6,941)	(7,221)	(9,141)	(9,156)	(1,315)
Exploration expenses	(9,900)	(7,359)	(6,966)	(13,135)	(12,342)	(1,773)
Depreciation, depletion and amortization	(73,439)	(68,907)	(61,442)	(50,838)	(57,699)	(8,288)
Special oil gain levy	(59)	—	(55)	(2,599)	(894)	(128)

	Year ended December 31,
	2015(3)	2016(3)	2017	2018	2019	2019
			(restated)	(restated)
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
		(in millions, except per share and per ADS data)
Impairment and provision	(2,746)	(12,171)	(9,185)	(666)	(2,094)	(301)
Crude oil and product purchases	(19,840)	(19,018)	(27,643)	(33,558)	(29,040)	(4,171)
Selling and administrative expenses	(5,705)	(6,493)	(7,010)	(7,429)	(8,062)	(1,158)
Others	(3,150)	(4,802)	(6,042)	(5,790)	(4,982)	(716)
Total expenses	(153,981)	(148,902)	(149,974)	(147,544)	(149,004)	(21,403)

Profit/(loss) from operating activities	17,456	(2,412)	36,997	80,167	84,195	12,094
Interest income	873	901	655	798	1,067	153
Finance costs	(6,118)	(6,246)	(5,121)	(5,162)	(5,865)	(842)
Exchange (losses)/gains, net	(143)	(790)	356	(141)	(213)	(31)
Investment income	2,398	2,774	2,409	3,685	4,632	665
Share of profits/(losses) of associates	256	(609)	302	406	459	66
Profit/(loss) attributable to a joint venture	1,647	533	553	(5,593)	543	78
Other income, net	761	574	236	997	831	120

Profit/(loss) before tax	17,130	(5,275)	36,387	75,157	85,649	12,303
Income tax credit/(expense)	3,116	5,912	(11,668)	(22,482)	(24,604)	(3,534)
Profit for the year	20,246	637	24,719	52,675	61,045	8,769

Earnings per share (basic)(1)	0.45	0.01	0.55	1.18	1.37	0.20
Earnings per share (diluted)(2)	0.45	0.01	0.55	1.18	1.37	0.20
Earnings per ADS (basic)(1)	45.35	1.43	55.37	117.98	136.73	19.64
Earnings per ADS (diluted)(2)	45.31	1.43	55.36	117.96	136.72	19.64

Dividend per share
Interim	0.205	0.105	0.170	0.266	0.297	0.043
Proposed final	0.210	0.204	0.243	0.341	0.404	0.058

	As of December 31,
	2015(3)	2016(3)	2017	2018	2019	2019
			(restated)	(restated)
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	11,867	13,735	12,949	14,995	33,679	4,838
Other financial assets	71,806	52,889	74,344	125,283	114,513	16,449
Current assets	140,211	122,045	139,564	191,151	205,945	29,582
Property, plant and equipment, net	454,141	432,465	401,544	413,383	440,554	63,282
Investments in associates	4,324	3,695	4,067	4,433	24,513	3,521
Investments in a joint venture	24,089	26,300	25,079	20,268	20,977	3,013
Intangible assets	16,423	16,644	15,430	16,073	16,306	2,342
Right-of-use assets	—	—	—	—	9,179	1,318
Equity investments	3,771	4,266	3,558	4,066	2,936	422
Total assets	664,362	637,681	624,089	686,381	757,731	108,841
Current loans and borrowings	33,585	19,678	14,092	8,991	12,590	1,809
Current liabilities	84,380	67,090	63,223	74,157	91,249	13,107
Non-current loans and borrowings	131,060	130,798	120,777	133,479	136,152	19,557
Total non-current liabilities	193,941	188,220	178,295	192,314	218,256	31,350
Total liabilities	278,321	255,310	241,518	266,471	309,505	44,457
Capital stock	43,081	43,081	43,081	43,081	43,081	6,188
Shareholders’ equity	386,041	382,371	382,571	419,910	448,226	64,384

(1)	Earnings per share (basic) and earnings per ADS (basic) for each year from 2015 to 2019 have been computed, without considering the dilutive effect of the shares underlying our share option schemes by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 44,647,455,984 and 446,474,560, respectively, for each year from 2015 to 2019, in each case based on a ratio of 100 shares to one ADS.

(2)	Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2015 to 2019 have been computed, after considering the dilutive effect of the shares underlying our share option schemes by using 44,684,819,053 shares and 446,848,191 ADSs for 2015, 44,659,140,488 shares and 446,591,405 ADSs for 2016, 44,651,557,953 shares and 446,515,580 ADSs for 2017, 44,656,022,966 shares and 446,560,230 ADSs for 2018, and 44,651,110,742 shares and 446,511,107 ADSs for 2019.

(3)

We completed the acquisition of China United Coalbed Methane Corporation Limited (“CUCBM”) from CNOOC in 2019. The consolidated financial information as of and for the years ended December 31, 2018 and 2017 has been restated as a result of the acquisition under common control. The consolidated financial information as of and for the years ended December 31, 2016 and 2015 was not restated as the impacts would be immaterial and the restated financial information cannot be provided without unreasonable effort or expense.

		Year ended December 31,
	2015(3)	2016(3)	2017	2018	2019	2019
			(restated)	(restated)
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
		(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(1)	67,674	51,347	48,068	51,002	66,395	9,537
Cash provided by/(used for):
Operating activities	80,095	72,863	95,051	124,398	123,521	17,743
Investing activities	(76,495)	(27,953)	(64,745)	(95,452)	(67,457)	(9,690)
Financing activities	(6,893)	(43,240)	(31,276)	(27,108)	(37,691)	(5,414)
Gearing ratio(2)	29.9%	28.2%	26.1%	25.3%	26.0%	26.0%

(1)	Capital expenditures paid exclude those relating to acquisition of oil and gas properties.

(2)	Interest bearing debt divided by the sum of interest bearing debt and equity.

(3)	We completed the acquisition of CUCBM from CNOOC in 2019. The consolidated financial information as of and for the years ended December 31, 2018 and 2017 has been restated as a result of the acquisition under common control. The consolidated financial information as of and for the years ended December 31, 2016 and 2015 was not restated as the impacts would be immaterial and the restated financial information cannot be provided without unreasonable effort or expense.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Although we have established the risk management system to identify, analyze, evaluate and respond to risks, our business activities may be subject to the following risks, which could have material effects on our strategies, operations, compliance and financial condition. We urge you to carefully consider the risks described below.

Our business, cash flows and profits fluctuate with volatility in oil and gas prices.

Prices for crude oil, natural gas and oil products may fluctuate widely in response to relative changes in the supply and demand for crude oil and natural gas, market uncertainty and various other factors beyond our control, including but not limited to overall economic conditions, political instability, armed conflict and acts of terrorism, economic conditions and actions of major oil-producing countries, the prices and accessibility of other energy sources, domestic and foreign government regulations, natural disasters, weather conditions and major public health emergencies (e.g., the novel coronavirus (COVID-19) outbreak at the beginning of 2020). Changes in oil and gas prices could have a material effect on our business, cash flows and earnings.

Oil and gas prices are volatile. A downward trend in oil and gas prices which lasts for a long period may adversely affect our business, revenue and profits, and may also result in write-off of higher-cost reserves and other assets, reduction in the amount of oil and natural gas we can produce economically and termination of existing contracts that have become uneconomic. The prolonged slump in oil and gas prices may also impact our long-term investment strategies and operation capability for our projects.

Our business and strategies may be substantially affected by complex macro economy, political instability, war and terrorism and changes in policies, laws and fiscal and tax regimes.

Some of the countries in which we operate may be considered politically and economically unstable. As a result, our financial condition and operating results could be adversely affected by associated international actions, domestic civil unrest and general strikes, political instability, war and acts of terrorism. Any changes in regime or social instability, or other political, economic or diplomatic developments, or changes in policies, laws, fiscal and tax regimes are not within our control. Our operations, existing assets or future investments may be materially and adversely affected by these changes as well as potential trade and economic sanctions due to deteriorated relations between different countries.

For example, in the wake of the U.K.’s exit from the European Union on January 31, 2020 (“Brexit”), it is unclear how Brexit would affect the fiscal, monetary and regulatory landscape within the United Kingdom, the European Union and globally before further negotiations are concluded. Furthermore, new laws and regulations relating to data privacy, including the European Union General Data Protection Regulation and recent legislation and regulations adopted in various jurisdictions, pose complex compliance challenges and may result in increased costs. The ongoing oil and gas system reform in China may have certain impacts on the Company’s business in China. In terms of foreign investment access policies, the Foreign Investment Law, the Regulation on Implementing the Foreign Investment Law and the Special Management Measures (Negative List) for Foreign Investment Access (2019 Edition) have been promulgated and implemented. Among them, the Special Management Measures (Negative List) for Foreign Investment Access (2019 Edition) no longer restricts foreign investment to enter the oil and gas exploration and production industry in China through joint venture and cooperation only. At the end of 2019, China’s ministry of natural resources management published the Opinions on Several Matters Concerning Promoting Reform of Mineral Resources Administration (for Trial Implementation), which imposed challenges for the Company to obtain and retain business in the oil and gas fields in the future. The above law and regulations and the ongoing oil and gas system reform in China may have certain impacts on the Company’s existing business model.

Our financial performance is affected by the tax and fiscal regimes of host countries in which we operate. Any changes in these regimes may result in increased costs, including imposing additional or double taxation on our company in some circumstances. For example, in November 2019, the Nigerian President assented to the Deep Offshore and Inland Basin Production Sharing Contract (Amendment) Bill 2019 following its passage by the National Assembly of Nigeria. Furthermore, the Organization for Economic Co-operation and Development (OECD) initiated the “Base Erosion and Profit Shifting Project” (BEPS Project) to enhance multilateral cooperation and strengthen supervision on global corporate taxation and transfer pricing activities. Numerous countries have responded to the BEPS Project by implementing tax law changes and amending tax treaties at a rapid pace.

Oil and gas industry is highly competitive.

We compete in the PRC and other countries in which we operate with national oil companies, major integrated oil and gas companies and various other independent oil and gas companies for access to oil and gas resources, products, alternative energy, customers, capital financing, technology and equipment, talents and business opportunities. Competition may result in shortage of these resources or over-supply of oil and gas, which could increase our cost or reduce our earnings, and adversely impact our business, financial condition and results of operations.

In addition to competition, as we need to obtain various approvals from governmental and other regulatory authorities in order to maintain our operations, we may face unfavorable results such as project delays and cost overruns, which may further impact the realization of our strategies and adversely impact our financial condition.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and the long-lasting accuracy of our price predictions.

We review the oil and natural gas price predictions on a periodic basis when evaluating project decisions and business opportunities. We generally assess projects and other business opportunities based on a long-term price range. While we believe our current long-term price predictions are prudent, if such predictions proved to be incorrect, it could have a material adverse effect on us. For short-term planning purposes, we assess the project feasibility by using a wider price range.

Rising climate change concerns could lead to additional regulatory measures that may result in higher costs.

It is expected that the CO2 emissions will increase as our production grows. CO2 emissions from combustion will continue to increase without a mature and reliable gas collection system in place. With the coming into force of the Paris Agreement and the continuing growth of the public’s awareness of climate change problems, the carbon emission policies of different countries have been enacted one after another. The Company expects to be supervised by relevant agencies and organizations in the future. If we are unable to find economically viable and publicly acceptable solutions that could reduce our CO2 emissions from our new and existing projects, we may experience additional costs, and our reputation may be adversely affected.

Mergers, acquisitions and disposals may expose us to additional risks and uncertainties, and we may not be able to realize the anticipated benefits from acquisitions and disposals.

Mergers and acquisitions may not succeed due to various reasons, such as difficulties in integrating activities and realizing synergies, outcomes differing from key assumptions, host countries’ governments reacting or responding in a different manner from that envisaged, or liabilities and costs being underestimated. Any of these reasons would reduce our ability to realize the anticipated benefits. We may not be able to successfully dispose of non-core assets at acceptable prices, resulting in increased pressure on our cash position. In the case of asset disposals, we may be held liable for past acts, or failures to act or perform obligations, we may also be subject to liabilities if a purchaser fails to fulfill its commitments. These risks may result in an increase in our costs and inability to achieve our business goals.

The nature of our operations exposes us and the communities in which we operate to a wide range of health, safety, security and environment risks.

Every aspect of our daily operations exposes us to health, safety, security and environment (HSSE) risks given the geographical area, operational diversity and technical complexity of our operations. Part of our oil and gas operations are located in environmentally sensitive regions or politically unstable regions, such as Iraq, Nigeria, etc.; or operating in offshore environment, especially in new deepwater areas such as Mexico, etc. Our operations expose us and the areas in which we operate to a number of risks, including major process safety incidents, natural disasters, social unrest, personal health and safety mistakes and potential consequences from unforeseeable external destruction, for instance, typhoons, sea ice, etc. may damage platform structure, and submarine pipelines may lead to oil spills and gas leaks due to damage from external force. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, it could result in casualties, environmental damage, disruption to business activities and, material impact on our reputation, exclusion from bidding and eventually loss of our licence to operate. In certain circumstances, liabilities imposed may be disproportionate to our fault in the matter. Regulatory regimes for HSSE in host countries in which we operate change constantly and may become more stringent over time. In the future, we may incur significant additional costs in complying with such requirements or bear liabilities such as fines, penalties, clean-up costs and third-party claims, as a result of breach of laws and regulations relating to HSSE matter.

We maintain various insurance policies for our operations against potential losses. However, our ability to insure against our risks is subject to the availability of relevant insurance products in the market. In addition, we cannot assure you that our insurance coverage is sufficient enough to cover all losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies on a timely basis, or at all. If any of our losses are not covered by our insurance coverage, or if the insurance compensation is less than our losses or the claim is not paid on a timely basis, our business, financial condition and results of operations could be materially and adversely affected.

Violations of anti-fraud, anti-corruption and corporate governance laws may expose us to various risks.

Laws and regulations of the host countries or regions in which we operate, such as laws on anti-corruption, anti-fraud and corporate governance, are constantly changing and becoming more comprehensive, especially in the U.S., the U.K., Canada, Australia, Guyana and China. The compliance with these laws and regulations may increase our cost. If the Company, our directors, executives or employees fail to comply with any of such laws and regulations, it may expose us to prosecution or punishment, damage to our reputation and image, and our ability to obtain new resources and/or access to the capital markets, and it may even expose us to civil or criminal liabilities.

Potential changes in the U.S. sanctions regime could result in negative media and investor attention and possible sanctions imposed on the Company due to the Company’s or its affiliates’ activities in certain countries or regions, which could materially and adversely affect our shareholders.

Different levels of the U.S. government - federal, state or local - impose economic sanctions of varying severity against certain geographical areas and their populations or against designated governments, organizations, individuals and entities wherever located. Our controlling shareholder, CNOOC, non-controlling affiliates and the Group currently do not carry out any sanctioned activities in the countries that are the subject of comprehensive U.S. sanctions (Iran, Cuba, North Korea, Syria and the Crimea region). However, it is impossible to predict whether the operation or business of the Company or its affiliates or the countries or regions in which the Company or its affiliates have operations or business will become the subject of such U.S. sanctions in the future due to changes in the U.S. sanctions regime. For example, in July 2019, one of our wholly-owned subsidiaries acquired 10% equity interest in Arctic LNG 2 LLC held by Ekropromstroy Limited Liability Company, and Arctic LNG 2 LLC is a limited liability company incorporated in the Russian Federation engaging in developing the second large onshore conventional natural gas project led by Joint Stock Company Novatek on the Gydan Peninsula in Russia. If there is any change in the U.S. sanctions regime targeting Russia or any other country where we engage in business, our ability to continue that business, or to conduct business with U.S. persons might be affected. We could be prohibited from engaging in business activities in the U.S. or with U.S. individuals or entities, and U.S.-related transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited. Pension or endowment funds of certain U.S. state and local governments or universities may sell our securities due to certain restrictions on investments in companies that engage in activities in sanctioned countries, such as Iran and Sudan. We may also be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our Company and investment in our Company.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

Our exploration and development activities involve inherent risks, including the risk of failing to discover commercially productive oil or gas reservoirs and that the wells we drill may not be able to commence production or may not be sufficiently productive to generate a return of our partial or full investments. In addition, approximately 57.2% of our proved reserves were undeveloped as of December 31, 2019. Our future success depends on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the market prices of our oil and gas products, the production dynamics of oil reservoirs, extensive engineering judgments, comprehensive judgement of engineers and the fiscal and tax regimes in the countries where we have operations or assets.

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may be proved to be incorrect over time. Consequently, the results of drilling, testing, production and changes in the price of oil and gas may require substantial upward or downward revisions to our initial reserve data.

If we fail to develop or gain access to appropriate technologies, or to deploy them effectively, the realization of our strategies as well as our competitiveness and ability to operate may be adversely affected.

Technology and innovation are vital for us in meeting the global energy demands in a competitive environment and exploration and development challenges. For example, we strive to rely on technologies and innovations to enhance our competiveness in the development of unconventional oil and gas resources, including heavy oil, oil sands, shale oil and gas and coalbed methane, and deep water exploration and development, offshore enhanced oil recovery. In an operating environment with stricter environmental protection standards and requirements, although current knowledge recognise these newly developed technologies as safe to the environment, there still exist unknown or unpredictable elements that may have an impact on the environment. This may in turn harm our reputation and operation, increase our costs or even result in litigations and sanctions.

Breach of our cyber security or break down of our IT infrastructure could damage our operations and our reputation.

Malicious attacks on our cyber system, negligence in management of our cyber security and IT system and other factors may cause damage or breakdown to our IT infrastructure, which may disrupt our operations, result in loss or misuse of data or sensitive information, cause injuries, environmental harm or damages in assets, violate laws or regulations and result in potential legal liability. These actions could result in significant increase in costs or damage to our reputation.

CNOOC largely controls us and we regularly enter into connected transactions with CNOOC and its affiliates.

Currently, CNOOC indirectly owns or controls approximately 64.44% of our shares. As a result, CNOOC is able to control our Board composition or our Board, determine the timing and amount of our dividend payments, and control us in various aspects. Under current PRC laws, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for petroleum resources exploitation in offshore China. Although CNOOC has undertaken to transfer all of its rights and obligations (except for those relating to administrative functions as a state-owned company) under any new PSCs that it enters into to us, our strategies, results of operations and financial position may be adversely affected in the event CNOOC takes actions that favor its own interests over ours.

In addition, we regularly enter into connected transactions with CNOOC and its affiliates. Certain connected transactions require a review by the Hong Kong Stock Exchange and are subject to prior approvals by our independent shareholders. If these transactions are not approved, the Company may not be able to proceed with these transactions as planned and it may adversely affect our business and financial condition.

Oil and natural gas transportation may expose us to financial loss and reputational harm.

Our oil and gas transportation involves marine, land and pipeline transportation, which are subject to hazards such as capsizing, collision, acts of piracy and damage or loss from severe weather conditions, explosions and oil and gas spills and leakages. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, operating loss, risk of financial loss and reputational harm. We may not be able to arrange insurance coverage for all of these risks and uninsured losses and liabilities arising from these hazards could reduce the funds available to us for financing, exploration and investment, which may have a material adverse effect on our business, financial condition and results of operations.

We face various risks with regard to our business and operations in Canada.

Transportation and export infrastructure in Canada is limited, and without the construction of new transportation and export infrastructure, realization of our full oil and natural gas production capability may be affected. In addition, we may be required to sell our products into the North American markets at lower prices than in other (global) markets, which could materially and adversely affect our financial performance.

Furthermore, First Nation in Canada have aboriginal land claims, including claims to certain mineral resources, in a substantial portion of western Canada. As a result, negotiations with First Nations prior to commencing future projects (including surface activities necessary to conduct mineral extraction) are prudent. Failure to successfully complete a negotiation with affected First Nations may result in timing uncertainties or delays of future development activities.

We may have limited control over our investments in joint ventures and our joint operations with partners.

A portion of our operations are conducted in the form of partnership or joint venture over which we may have limited capability to influence and control their operation or future development. Our limited ability to influence and control the operation or future development of such joint ventures could materially and adversely affect the realization of our target returns on capital investment and lead to unexpected future costs.

If we depend heavily on key customers or suppliers, our business, results of operations and financial condition could be adversely affected.

Key sales customers – If any of our key customers reduces its crude oil or natural gas purchases from us significantly, our results of operation could be adversely affected. In crude oil sales, we adopt measures including confirming the annual sales plan and participating in market competition so as to maintain a stable cooperation with customers and to reduce reliance on a single customer. In natural gas sales, we adopt measures including signing long-term GSA with take-or-pay clause so as to minimize the risk of impact on our financial condition.

Key suppliers – We have strengthened our communication in business with our key suppliers in order to maintain a good working relationship. We have also established strategic partnerships through communications and reached a consensus in corporate cultures and win-win cooperation. Furthermore, we actively explore new suppliers to ensure supply adequacy and foster competition.

We face currency risks and liquidity risks.

Currency risks – The Company’s oil and gas sales are substantially denominated in Renminbi and the U.S. dollar. The depreciation of Renminbi against the U.S. dollar may have double effects. The appreciation of the U.S. dollar against Renminbi may increase the Company’s revenue from the sales of oil and gas, but may increase our import costs of equipment and raw materials in the meantime.

Liquidity risks – Certain restrictions on dividend distribution imposed by the laws of the host countries in which we operate may adversely and materially affect our cash flows. For instance, the dividend of our wholly-owned subsidiaries in the PRC shall be distributed pursuant to the laws of the PRC and the articles and association of such subsidiaries, and we may face risks of not obtaining adequate cash flows from such subsidiaries.

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

Risks Related to SEC Litigation Against the “Big Four” PRC-based Accounting Firms

In December 2012, the SEC brought administrative proceedings against the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, alleging that these firms had refused to produce audit work papers and other documents related to certain China-based companies whose securities are publicly traded in the United States. In February 2015, each of the “big four” PRC-based accounting firms reached a settlement with the SEC, which required the firms to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission (CSRC) in response to future document requests by the SEC made through the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice for four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

We cannot predict if the SEC will further challenge the “big four” PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Securities Exchange Act of 1934. Such a determination could ultimately lead to delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Overview

We are an upstream company specializing in oil and natural gas exploration, development and production. We are the dominant oil and natural gas producer in offshore China and in terms of reserves and production, one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2019, we had net proved reserves of approximately 5.18 billion BOE (including approximately 0.38 billion BOE in our equity method investees). In 2019, we achieved a net production of 1,387,564 BOE/day (including net production of approximately 56,824 BOE/day in its equity method investees).

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

Large and diversified asset base with significant exploitation opportunities

We have a large net proved reserve base spread across China and globally. As of December 31, 2019, we had approximately 5.18 billion BOE of net proved reserves. Our core operating area, offshore and onshore China, contributed to approximately 57.2% of our net proved reserves, while overseas contributed to the balance of 42.8%.

In addition to China, we have a diversified global portfolio which provides us with further exploration and exploitation potential. We have a strong track record of successfully acquiring and operating many quality overseas upstream assets worldwide. Currently, we have assets in Indonesia, Australia, Nigeria, Iraq, Uganda, Argentina, the United States, Canada, the United Kingdom, Brazil, Guyana, Russia and various other countries.

As of December 31, 2019, approximately 57.2% of our net proved reserves were classified as net proved undeveloped. Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating areas in offshore China with demonstrated exploration potential

We are the dominant oil and gas producer in offshore China, a region that we believe has substantial exploration upside. As of December 31, 2019, our total major exploration areas acreage in offshore China was approximately 248 thousand square kilometers. We believe that offshore China is relatively underexplored, compared to other prolific offshore exploration areas such as the shallow water of the U.S. Gulf of Mexico, providing us with substantial exploration upside.

We have maintained an active drilling exploration program, which continues to demonstrate the exploration potential of offshore China. During 2019, we and our foreign partners have together drilled a total of 225 exploratory wells in offshore China, of which 84 were wildcat wells. During the same year, we and our foreign partners made 17 new discoveries in offshore China.

Successful independent exploration and development track record

We have a strong record of growing our reserves base for oil and natural gas, both independently and with our foreign partners through PSCs. In recent years, we have been adding reserves and production mainly through independent exploration and development. As of the end of 2019, in offshore and onshore China, approximately 87.5% of our net proved reserves were independent and approximately 79.1% of our production generated from independent projects.

In 2019, in offshore China, our independent exploration resulted in 17 new discoveries, we also successfully appraised 27 oil and gas bearing structures. On the development front, our major new development projects progressed smoothly with two new projects on stream in offshore China.

Access to capital and technology and reduced risks through PSCs in offshore China

CNOOC holds exclusive right from the PRC government to enter into PSCs with foreign enterprises relating to the petroleum resources exploitation in offshore China which are open to foreign operation. CNOOC assigned us all of its rights and obligations under then-existing PSCs in 1999 and has undertaken to assign to us its future PSCs except for those relating to its administrative functions. PSCs help us minimize our offshore China finding costs, exploration risks and capital requirements because our foreign partners are responsible for all costs associated with exploration under the usual case. Our foreign partners recover their exploration costs only when a commercially viable discovery is made and production begins.

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

We have always upheld and attained high standard of business ethics, for which our transparency and standard of governance have been recognized by the public and our shareholders. In 2019, we were awarded as the “Most Honored Company (Oil & Gas)”, “Best Corporate Governance” and “Best IR Programs” in Institutional Investor’s 2019 All-Asia Executive Team Awards, “Gold Award”, “Best Environmental Stewardship Initiative” and “Best Social Responsibility Highly Commended Initiative” in the 2019 ESG Corporate Awards by The Asset, “2019 China Securities Golden Bauhinia Awards – Best Investment Value Award for Listed Companies” hosted by Ta Kung Wen Wei Media Group, “Best Investor Relations Company (China)”, “Asia’s Best CEO (Investor Relations)” and “Asia’s Best CFO (Investor Relations)” in the “Asian Excellence Award” hosted by Corporate Governance Asia.

Business Strategy

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

·	focus on reserve and production growth;

·	develop natural gas business; and

·	maintain a prudent financial policy.

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we strive to increase our reserves and production through exploration and development and value-driven acquisitions. In China, we will continue to concentrate on our independent exploration efforts in major operating areas, while continuing to cooperate with our partners through production sharing contracts to lower capital expenditures and exploration risks. Overseas, we will strive to acquire more high-quality exploration blocks and improve exploration efficiency.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2019, approximately 57.2% of our proved reserves were classified as proved undeveloped reserves, which provide a solid resource base for the Company’s continued production growth in the future.

Develop natural gas business

The Company adopts the low-carbon development concept and actively expands the natural gas business. We will continue to develop the natural gas market, and strengthen exploration and development activities in natural gas fields. In the future, the proportion of natural gas in production and reserves will gradually increase as major projects such as Bozhong 19-6 condensate gas fields in Bohai, the large deep-water gas fields Lingling 17-2 in the Western South China Sea and the Arctic LNG 2 in Russia commence production.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we will continue to raise cost awareness among all of our employees. At the same time, in our performance evaluation system, cost control has been one of the most important key performance indicators. In 2019, we continued to tap the potential of technological innovation and management innovation to lower costs and enhance efficiency. All-in cost per BOE decreased for the sixth consecutive year and our cost competitiveness was maintained.

We also attached great importance to cash flow management and maintained a healthy financial position.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

Our reserve data were prepared in accordance with the SEC’s final rules on Modernization of Oil and Gas Reporting.

	Year ended December 31,
	2017	2018	2019
Net Production(2):
Oil (daily average bbls/day)	1,064,986	1,050,749	1,124,790
Gas (daily average mmcf/day)	1,300.6	1,462.5	1,537.9
Oil equivalent (BOE/day)	1,288,128	1,301,438	1,387,564

Net Proved Reserves (as of the end of period):
Oil (mmbbls)	2,295.0	2,413.9	2,550.3
Gas (bcf)	7,543.3	7,626.8	7,827.1 (3)
Synthetic Oil (mmbbls)	785.9	796.3	779.6
Bitumen (mmbbls)	118.4	88.1	153.6
Total (million BOE)	4,474.1	4,590.0	4,807.9
Total with equity method investees (million BOE)(2)	4,840.8	4,962.1	5,184.6
Annual reserve replacement ratio(1)	297%	126%	145%
Annual reserve replacement ratio(2)	305%	126%	144%
Estimated reserve life (years)	9.9	10.1	9.9
Estimated reserve life (years)(2)	10.3	10.5	10.2
Standardized measure of discounted future net cash flow (million Rmb)	241,904	416,075	442,529

(1)	For the calculation of reserve replacement ratio, see “Terms and Conventions—Glossary of Technical Terms”.

(2)	Including our interest in equity method investees.

(3)	Including 7.7 bcf of coalbed methane.

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

	Net proved reserves as of December 31,		Net proved reserves as of December 31, 2019
	2017	2018	Crude Oil	Natural Gas	Synthetic Oil	Bitumen	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmboe)
Developed
China
Bohai	661.3	650.4	618.9	219.7	—	—	655.5
Western South China Sea	177.4	195.3	108.2	710.7	—	—	229.6
Eastern South China Sea	293.9	295.7	176.6	671.7	—	—	288.5
East China Sea	24.0	19.5	6.6	76.9	—	—	19.4
Onshore	—	—	—	51.3 (1)	—	—	8.5 (1)
Subtotal	1,156.6	1,160.9	910.3	1,730.2	—	—	1,201.6
Overseas
Asia (excluding China)	133.4	118.9	30.5	472.9	—	—	113.8
Oceania	53.3	59.2	8.1	240.6	—	—	55.3
Africa	36.9	102.3	79.8	—	—	—	79.8
North America (excluding Canada)	169.2	188.9	165.7	277.9	—	—	212.0
Canada	192.0	136.2	—	—	122.3	95.2	217.5
South America	1.3	1.1	25.9	—	—	—	25.9
Europe	84.6	98.6	96.9	0.9	—	—	97.0
Subtotal	670.7	705.3	406.9	992.3	122.3	95.2	801.4
Total Developed	1,827.3	1,866.2	1,317.3	2,722.5	122.3	95.2	2,003.0

Undeveloped
China
Bohai	440.1	579.2	542.8	892.6	—	—	691.6
Western South China Sea	666.7	650.5	115.1	2,892.0	—	—	599.1
Eastern South China Sea	239.8	303.5	323.9	128.4	—	—	345.3
East China Sea	110.2	110.5	7.5	698.0	—	—	123.8
Onshore	—	—	—	17.1	—	—	2.8

	Net proved reserves as of December 31,		Net proved reserves as of December 31, 2019
	2017	2018	Crude Oil	Natural Gas	Synthetic Oil	Bitumen	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmboe)
Subtotal	1,456.8	1,643.7	989.4	4,628.2	—	—	1,762.7
Overseas
Asia (excluding China)	92.1	84.4	25.6	325.7	—	—	82.8
Oceania	15.7	4.3	0.5	19.8	—	—	4.3
Africa	100.0	11.4	3.8	—	—	—	3.8
North America (excluding Canada)	183.2	139.7	84.1	127.4	—	—	105.3
Canada	716.2	748.2	—	—	657.4	58.3	715.7
South America	78.4	78.4	119.0	—	—	—	119.0
Europe	4.6	13.7	10.7	3.5	—	—	11.2
Subtotal	1,190.1	1,080.1	243.7	476.5	657.4	58.3	1,042.2
Total Undeveloped	2,646.8	2,723.7	1,233.1	5,104.6	657.4	58.3	2,804.9
TOTAL PROVED	4,474.1	4,590.0	2,550.3	7,827.1	779.6	153.6	4,807.9
Equity method investees	366.7	372.2	269.8	620.3	—	—	376.7
Total with equity method investees	4,840.8	4,962.1	2,820.1	8,447.5	779.6	153.6	5,184.6

(1)	Including 7.7 bcf of coalbed methane.

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves as of the dates indicated for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude and Liquids Reserves
(mmbbls)

	As of December 31,		As of December 31, 2019
	2017	2018	Developed		Undeveloped		Total
China
Bohai	1,050.4	1,104.1	618.9		542.8		1,161.7
Western South China Sea	196.5	223.0	108.2		115.1		223.4
Eastern South China Sea	371.9	448.6	176.6		323.9		500.5
East China Sea	8.5	7.5	6.6		7.5		14.1
Onshore	—	—	—		—		—
Subtotal	1,627.3	1,783.2	910.3		989.4		1,899.7
Overseas
Asia (excluding China)	69.9	54.1	30.5		25.6		56.1
Oceania	10.7	8.8	8.1		0.5		8.6
Africa	136.9	113.7	79.8		3.8		83.6
North America (excluding Canada)	282.1	263.4	165.7		84.1		249.8
Canada	904.3	884.4	217.5	(1)	715.7	(2)	933.2
South America	79.7	79.5	25.9		119.0		145.0
Europe	88.4	111.2	96.9		10.7		107.5
Subtotal	1,571.9	1,515.1	624.5		959.4		1,583.8
Total	3,199.3	3,298.3	1,534.8		1,948.7		3,483.5
Equity method entities	244.8	258.1	139.6		130.1		269.8
Total with equity method investees	3,444.1	3,556.4	1,674.4		2,078.9		3,753.2

(1)	Including 122.3 mmbbls of synthetic oil and 95.2 mmbbls of bitumen.

(2)	Including 657.4 mmbbls of synthetic oil and 58.3 mmbbls of bitumen.

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2019
	2017	2018	Developed		Undeveloped	Total
China
Bohai	305.7	753.4	219.7		892.6	1,112.3
Western South China Sea	3,880.1	3,715.6	710.7		2,892.0	3,602.8
Eastern South China Sea	970.5	903.7	671.7		128.4	800.1
East China Sea	754.4	735.1	76.9		698.0	774.9
Onshore	—	—	51.3	(1)	17.1	68.3	(1)
Subtotal	5,910.7	6,107.8	1,730.2		4,628.2	6,358.4
Overseas
Asia (excluding China)	885.0	841.6	472.9		325.7	798.7
Oceania	297.2	279.5	240.6		19.8	260.5
Africa	—	—	—		—	—
North America (excluding Canada)	421.5	390.9	277.9		127.4	405.3
Canada	24.2	0.2	—		—	—
South America	—	—	—		—	—
Europe	4.8	6.7	0.9		3.5	4.4
Subtotal	1,632.6	1,519.0	992.3		476.5	1,468.8
Total	7,543.3	7,626.8	2722.5		5,104.6	7,827.1
Equity method investees	706.8	661.5	451.6		168.7	620.3
Total with equity method investees	8,250.1	8,288.2	3,174.1		5,273.3	8,447.5

(1)	Including 7.7 bcf of coalbed methane.

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2019
	2017	2018	Developed		Undeveloped	Total
China
Bohai	1,101.4	1,229.7	655.5		691.6	1,347.1
Western South China Sea	844.1	845.8	229.6		599.1	828.7
Eastern South China Sea	533.7	599.2	288.5		345.3	633.9
East China Sea	134.2	130.0	19.4		123.8	143.2
Onshore	—	—	8.5	(1)	2.8	11.4	(1)
Subtotal	2,613.3	2,804.6	1,201.6		1,762.7	2,964.3
Overseas
Asia (excluding China)	225.4	203.3	113.8		82.8	196.6
Oceania	69.0	63.6	55.3		4.3	59.6
Africa	136.9	113.7	79.8		3.8	83.6
North America (excluding Canada)	352.3	328.6	212.0		105.3	317.3
Canada	908.3	884.4	217.5		715.7	933.2
South America	79.7	79.5	25.9		119.0	145.0
Europe	89.2	112.3	97.0		11.2	108.3
Subtotal	1,860.8	1,785.4	801.4		1,042.2	1,843.6
Total	4,474.1	4,590.0	2,003.0		2,804.9	4,807.9
Equity method investees	366.7	372.2	217.5		159.2	376.7
Total with equity method investees	4,840.8	4,962.1	2,220.5		2,964.1	5,184.6

(1)        Including 7.7 bcf of coalbed methane.

Proved Reserves

As of December 31, 2019, we had proved reserves of 5,184.6 million BOE, including 2,820.1 million barrels of crude oil, 779.6 million barrels of synthetic oil, 153.6 million barrels of Bitumen and 8,447.5 bcf of natural gas, representing an increase of 222.5 million BOE as compared to proved reserves of 4,962.1 million BOE as of December 31, 2018.

The changes in our proved reserves mainly include:

·	An increase of 442.4 million BOE due to new discoveries and extensions, details of which are described below:

➢	Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 283.3 million BOE, which are primarily attributable to fields such as Bozhong 19-6, Lingshui 25-1West, Enping 20-5, Enping 18-6 and Enping 20-4, etc.; and

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 159.1 million BOE, which are primarily attributable to fields such as Liza Ⅱ in Guyana, Mero Ⅱ in Brazil, OOGC in the United States as well as Long Lake and Syncrude in Canada, etc.;

·	An increase of 265.4 million BOE due to revision of previous estimates, details of which are described below:

➢	Offshore China: an increase of 187.2 million BOE mainly caused by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling. Among them, the proved reserves in Bohai increased from 1,229.7 million BOE as of December 31, 2018 to 1,347.1 million BOE as of December 31, 2019, representing an increase of 117.5 million BOE (production in 2019 was 168.6 million BOE) or 73.6% of the total offshore China revision, primarily attributable to fields such as Suizhong 36-1, Qinghuangdao 32-6 and Bozhong 19-4, etc.;

➢	Overseas: an increase of 78.2 million BOE mainly caused by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling;

·	An increase of 14.8 million BOE due to acquisition of CUCBM;

·	The production of 506.5 million BOE in 2019.

As a result of above-mentioned changes in our proved reserves, annual reserve replacement ratio and estimated reserve life as of December 31, 2019 were 144% and 10.2 years, respectively.

Proved Undeveloped Reserves (PUD)

As of December 31, 2019, we had PUD of 2,964.1 million BOE, including 1,363.2 million barrels of crude oil, 657.4 million barrels of synthetic oil, 58.3 million barrels of Bitumen and 5,273.3 bcf of natural gas, representing an increase of 88.5 million BOE as compared to PUD of 2,875.6 million BOE as of December 31, 2018.

The changes in our PUD mainly include:

·	An increase of 411.5 million BOE due to new discoveries and extensions, details of which are described below:

➢	Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 269.6 million BOE, which are primarily attributable to fields such as Bozhong 19-6, Lingshui25-1West, Enping 20-5, Enping 18-6 and Enping 20-4, etc.; and

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 141.9 million BOE which are primarily attributable to Liza Ⅱ in Guyana, Mero Ⅱ in Brazil, OOGC in the United States as well as Long Lake and Syncrude in Canada, etc.;

·	A decrease of 382.3 million BOE due to PUD converted to Proved Developed Reserves (“PD”);

·	An increase of 56.4 million BOE due to revision of previous estimates, details of which are described below:

➢	Offshore China: an increase of 54.4 million BOE mainly caused by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling;

➢	Overseas: an increase of 2.0 million BOE mainly caused by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling.

·	An increase of 2.8 million BOE due to acquisition of CUCBM.

In 2019, we had in total 382.3 million BOE PUD converted to PD and we spent approximately Rmb 32.9 billion on developing PUD into PD. Rmb 25.0 billion, or 76%, was spent on major development projects in Bohai, Eastern South China Sea, Western South China Sea in offshore China and Canada, Guyana, Iraq, Nigeria as well as the United States, etc. The remaining 24%, or Rmb 7.9 billion, was spent mainly on the infill drilling programs in offshore China and Argentina, Canada, Iraq, Nigeria as well as U.K. etc.

As of December 31, 2019, 399.4 million BOE of our PUD were first booked before 2014. These PUD were mainly located in offshore China, Canada and Indonesia, including 214.4 million BOE from fields located in offshore China which were either under construction, ready to be online or under development plan optimization, 132.0 million BOE from undeveloped open pit mines which are required as future sustaining areas to replace bitumen feedstock for Canada oil sand upgrader as the existing mines deplete, and 49.0 million BOE from gas contract related fields in Indonesia mainly due to supply contract. The development of PUD relating to the above projects was not completed within five years from initial booking due to the specific circumstances associated with the relevant development activities and delivery obligations. The Company books proved reserves for which development is scheduled to commence after more than five years only if these proved reserves satisfy the SEC’s standards for attribution of proved status and our management has reasonable certainty that these proved reserves will be produced.

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

For 2017, 2018 and 2019, approximately 65%, 69%, and 66%, respectively, of our reserves were evaluated by our internal reserves evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Except as otherwise stated, all amounts of reserves in this report include our interests in equity method investees.

In 2019, we engaged Ryder Scott Company, L.P., Gaffney, Cline & Associates (Consultants) Pte Ltd. and RPS as independent third party consulting firms to perform annual estimates for our net proved oil and gas reserves. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and provides their reserves estimate. These reports have been included as exhibits to this report on Form 20-F.

For China assets, approximately 61% of the total net proved oil and gas reserves were evaluated by our internal reserve evaluation staff, which accounted for 35% of our total net proved oil and gas reserves. The remaining 39% which accounted for 22% of our total net proved oil and gas reserves were evaluated by Ryder Scott Company, L.P..

For overseas assets, approximately 71% of the total net proved oil and gas reserves were evaluated by our internal reserve evaluation staff, which accounted for 30% of our total net proved oil and gas reserves. And we also engaged independent third party consulting firms Ryder Scott Company, L.P., McDaniel & Associates Consultants Ltd. and DeGolyer and MacNaughton to conduct audits for internally evaluated reserves to provide validation of our processes and estimates, which accounted for approximately 74% of overseas total internally evaluated net proved oil and gas reserves. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and concludes with their opinion concerning the reasonableness of the estimated reserves quantities or reserves processes. These reports have been included as appendices to this annual report. The remaining 29% which accounted for 12% of our total net proved oil and gas reserves were evaluated by Ryder Scott Company, L.P., Gaffney, Cline & Associates (Consultants) Pte Ltd. and RPS.

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

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserves Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 25 years’ experience in the oil and gas industry.

Exploration, Development and Production

Summary

In China, we engage in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or through cooperation with foreign partners under production sharing contracts (“PSCs”). As of the end of 2019, approximately 57.2% of the Company’s net proved reserves and approximately 64.5% of its net production were derived from China.

For independent operations, the Company has been increasing its reserves and production mainly through independent exploration and development in China. As of the end of 2019, approximately 88% of the Company’s net proved reserves and approximately 79% of its net production in China were derived from independent oil and gas fields.

For PSC operations, China National Offshore Oil Corporation (“CNOOC”), the Company’s controlling shareholder, has the exclusive right to enter into PSCs with foreign oil companies to cooperate in the exploration, development and production of petroleum resources (including crude oil and natural gas) in offshore China which are open to foreign cooperation. CNOOC has transferred to the Company all its rights and obligations under the PSCs (except those relating to its management and regulatory functions as a state-owned company), including new PSCs that will be signed in the future.

In overseas, after years of hard work, we own assets in more than 20 countries and regions. Our overseas assets account for approximately 55% of the Company’s assets. With its diversified portfolio of high-quality assets, the Company is an active participant in a number of world-class oil and gas projects and has become a leading industry player. Currently, the Company holds interests in oil and gas assets in Indonesia, Australia, Nigeria, Iraq, Uganda, Argentina, the U.S., Canada, the U.K., Brazil, Guyana, Russia and various other countries. As of the end of 2019, approximately 42.8% of the Company’s net proved reserves and approximately 35.5% of its net production were derived from overseas.

In 2019, international trade disputes continued and global economic growth slowed down. The economic growth momentum of the U.S. has gradually weakened. The Eurozone was trapped by negative interest rates. The growth of emerging economies was weakened. The overall economy of China generally remained stable with increased downward pressure. The supply and demand imbalance in the international oil market was prevalent and international oil prices continued to fluctuate at a low level. The average price of Brent crude oil in 2019 has dropped significantly by approximately 10.6% year-over-year.

Facing the complex and ever-changing external environment, the Company focused on its own development and adhered to the operating strategies determined at the beginning of the year, which included: steadily increase oil and gas reserves and production levels; promote high-quality development of the Company; digital transformation helps improve core businesses; maintain prudent financial policies and investment decision-making; and pursue a green, low-carbon, and environment-friendly development model.

In 2019, the Company successfully achieved its various production and operation targets despite having faced with a number of challenges. The Company enhanced efforts in exploration, strengthened the value-driven exploration philosophy, focusing on exploration of mid-to-large sized oil and gas fields in China, and at the same time actively deployed overseas exploration. 23 new discoveries were made and 30 successful appraisals of oil and gas bearing structures were achieved throughout the year. Meanwhile, the Company also pushed ahead steadily with the construction of new projects. Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project, Caofeidian 11-1/11-6 comprehensive adjustment project and Bozhong 34-9 oilfield in offshore China as well as Egina oilfield in Nigeria and Appomattox project in the U.S. Gulf of Mexico came on stream sequentially. More than 20 projects were under construction throughout the year to support future sustainable development. The Company has completed the acquisition of 100% equity interest in CUCBM, which will enable the Company to capitalise on its strengths in oil and gas exploration technology and management to coordinate the development of offshore and onshore, conventional and unconventional oil and gas businesses to further expand the development potential of the Company. The Company exceeded the annual oil and gas production target with a net production of 506.5 million BOE. The completion rate of capital expenditure for the whole year reached its best level in history. All-in cost decreased for the sixth consecutive year to US$29.78/BOE. The Company maintained a healthy financial position and realized a net profit of Rmb61.05 billion for the year. Meanwhile, its performance in the areas of health, safety and environmental protection remained stable.

In early 2020, affected by the outbreak of the COVID-19 pandemic, demand for commodities decreased. In early March, international oil prices fell sharply. Looking ahead in 2020, with trade frictions, financial turmoil and the elevation of geopolitical tensions, etc., the downward risks of the global economy is expected to increase and international oil prices movement continue to be uncertain. To this end, the Company will closely monitor changes in the external environment and the movement of international oil prices. We will adjust our operation strategy in a timely manner, implement more stringent cost controls, maintain prudent investment decisions and strengthen cash flow management in an effort to ensure the Company’s steady operation.

Exploration

In 2019, the Company adhered to the value-driven exploration philosophy and continued to strengthen its oil and gas exploration efforts, and the workload reached a record high. In offshore China, focusing on exploration of mid-to-large sized oil and gas fields, several major discoveries were made. A number of breakthroughs were achieved with enhanced effort in exploration in new areas and frontiers. Risk exploration and rolling exploration achieved remarkable results as well. Overseas, the Company accelerated the progress of existing projects, actively acquired high-quality new projects and continued to expand and optimise the layout of oversea exploration assets. In 2019, the Company’s reserve replacement ratio reached 144%, and the reserve life remained stable at a level above 10 years.

In offshore China, the Company’s exploration activities exceeded the target set at the beginning of the year, and the activities in independent exploration wells and the acquisition of 3D seismic data reached a record high. Throughout the year, a total of 225 exploration wells were drilled, six of which were drilled under PSCs. A total of 9,013 kilometers of 2D seismic data and 24,234 square kilometers of 3D seismic data were acquired independently and under PSCs. The Company made 17 new discoveries and successfully appraised 28 oil and gas bearing structures in offshore China. The success rate for independent exploration wells in offshore China was 43%-67%.

In 2019, the Company continued to follow a value-driven exploration philosophy in offshore China and highlighted the scale of discovery and efficiency of reserve, which led to outstanding results. Notable achievements include:

Firstly, the appraisal of Bozhong 19-6 condensate gas fields in Bohai achieved remarkable successes, adding proved in-place volume of nearly 200 million cubic meters of oil equivalent, and further strengthened the resource base for providing low-carbon and safe energy supply for Bohai Rim Region.

Secondly, three mid-to-large sized oil and gas bearing structures, namely Kenli 6-1, Luda 25-1 and Enping 20-4, were discovered and successfully appraised, which expanded the reserve base.

Thirdly, breakthroughs were made in new areas and frontiers. Various buried hill structures in Western South China Sea and Bohai demonstrated promising exploration prospects.

Fourthly, exploration and development integration was promoted and the newly added proved in-place volume from rolling exploration equalled to a mid-to-large sized oil and gas field, which accelerated conversion from reserve to production.

Overseas, the Company drilled a total of 14 exploration wells, made six new discoveries and successfully appraised two oil and gas bearing structures. Major achievements include:

Firstly, five more new discoveries were made in the Stabroek block of Guyana. As of the end of 2019, a total of 15 discoveries have been made in the block. Currently, the recoverable resources were further expanded to more than 8.0 billion BOE.

Secondly, Glengorm condensate gas field discovered in the North Sea of the U.K. represents the largest oil and gas discovery in the area in the past decade. Further expansion in the exploration results is expected in the future.

Thirdly, the Company focused on its overseas strategic planning and obtained two new blocks in Mauritania and Gabon, which further expanded its scope of overseas exploration.

Our major exploration activities in 2019 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Indepen-dent	PSC	Indepen-dent	PSC	Indepen-dent	PSC	Indepen-dent	PSC
Offshore China
Bohai	28	74	0	1	8	0	53	1	0	0	1,623	0
Eastern South China Sea	30	14	4	0	7	0	3	0	984	3,735	9,286	457
Western South China Sea	20	45	1	0	2	0	14	0	3,031	0	10,169	0
East China Sea	1	7	0	0	0	0	5	0	1,263	0	2,699	0
Subtotal	79	140	5	1	17	0	75	1	5,278	3,735	23,777	457
Overseas	3	1	7	3	1	5	0	3	0	0	0	0
Total	82	141	12	4	18	5	75	4	5,278	3,735	23,777	457

In 2020, the Company will continue to devote greater efforts in its oil and gas exploration, strengthen the value-driven exploration philosophy, ensure sustainable development in exploration, improve exploration efficiency and reduce exploration cost. In offshore China, the Company will target mid-to-large sized oil and gas fields and enhance efforts in exploration in new areas and frontiers. Overseas, the Company will strive to obtain high-quality blocks around oil and gas exploration hotspots.

Engineering Construction, Development and Production

In 2019, the Company successfully fulfilled its development and operational tasks, with oil and gas production exceeding targets set at the beginning of the year. Key projects progressed steadily.

In 2019, the Company achieved a net oil and gas production of approximately 506.5 million BOE, exceeding the production target of 480-490 million BOE set at the beginning of the year and reached a record high. Currently, among the new projects planned to come on stream in 2019, Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project, Caofeidian 11-1/11-6 comprehensive adjustment project and Bozhong 34-9 oilfield in offshore China as well as Egina oilfield in Nigeria and Appomattox project in the U.S. Gulf of Mexico all came on stream. More than 20 projects were under construction throughout the year. The development and construction of key projects progressed smoothly. Among them, Lingshui 17-2 gas fields have fully entered the development and construction stage, the construction progress for Liuhua 16-2/Liuhua 20-2 oilfield joint development project accelerated significantly, and the construction of Bozhong 19-6 condensate gas field pilot development project achieved positive progress as well.

In 2019, the Company continued to focus on the increase of oil and gas production, promoted construction acceleration and efficiency, strictly controlled operating costs and drove sustainable development with technology innovations. The main measures include:

Firstly, the Company strengthened production organisation, and actively promoted acceleration and efficiency in construction. Works such as coordination between development and production as well as resource supply were carried out in advance to effectively unleash the potential of production, operation and management, and brought development wells on stream ahead of schedule that noticeably shortened the cycle of production capacity construction.

Secondly, the Company strengthened preliminary research to lay a solid foundation for development of oil and gas fields. Through various technological innovations, it efficiently and economically leveraged the development of heavy oilfields in Bohai; the breakthrough in deep water jacket structure model provided alternative development methods for deep water oil and gas fields of 300-metre water depth; and promoted standardised design of offshore engineering.

Thirdly, based on oil reservoir research, the Company explored the potential of producing oil and gas fields. With increased investment, both the workloads and production contribution of infill drillings reached record highs; further progress was made in the “Year of Water Injection” programme to significantly reduce the decline rate and enhance the recovery; the application of new oilfield process and new chemical flooding was promoted, and the workload of production increase activities reached a record high.

Fourthly, the Company strictly controlled costs and enhanced efficiency, and the operating cost decreased to the lowest level in recent years. In offshore China, we promoted unmanned and depopulated wellhead platforms and onshore power supply mode; overseas, the asset structure was optimised to strengthen cost advantage.

In 2020, we will continue to promote construction acceleration and efficiency, and strengthen the progress control of development projects and strive to bring new projects on stream ahead of schedule; carry out the “Year of Water Injection” programme, and lower the natural decline rate to ensure basic production; optimise the planning for infill drilling wells to enhance recovery rate of oilfields and increase new production contribution. Meanwhile, the Company will continue to explore and test the thermal recovery technology on heavy oil to drive the effective utilisation of heavy oil reserves.

In 2020, a total of ten new projects are planned to come on stream, including Penglai 19-3 oilfield block 4 adjustment/Penglai 19-9 oilfield phase II, Qinhuangdao 33-1 South oilfield phase I, Bozhong 19-6 gas field pilot development project, Luda 16-3/21-2 joint development project, Nanbao 35-2 oilfield S1 area, Jinzhou 25-1 oilfield 6/11 area, Liuhua 29-1 gas field development project and Liuhua 16-2/Liuhua 20-2 oilfield joint development project in offshore China, Liza oilfield phase 1 in Guyana and Buzzard oilfield phase II in the U.K. Among them, Liza oilfield Phase I in Guyana has already come on stream earlier than scheduled in December 2019.

Further, the Company will actively promote the appraisal and construction of new projects. It is expected that more than 20 projects will be under construction throughout the year, which will lay a solid foundation for mid- and long-term growth in production.

Overview by Region

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. The operational area in Bohai is mainly shallow water with a depth of approximately 10 to 30 meters. As of the end of 2019, the reserve and production in Bohai reached 1,347.1 million BOE and 462,564 BOE/day, respectively, representing approximately 26.0% of the Company’s total reserves and approximately 33.3% of its production.

With rich oil and gas resources, Bohai has been one of the Company’s core areas for exploration and development. In 2019, the Company made eight successful discoveries in Bohai, namely Luda 19-2, Luda 25-1, Luda 27-1, Kenli 6-1, Kenli 10-1 North, Caofeidian 2-2, Suizhong 36-1 North and Jinzhou 31-2 South. In addition, the Company also successfully appraised 17 oil and gas bearing structures, including Bozhong 19-6, Bozhong 29-6, Bozhong 13-2, Bozhong 22-1, Bozhong 26-3 North, Bozhong 29-4, Bozhong 34-9, Kenli 6-1, Kenli 10-1 North, Luda 25-1, Luda 4-3, Luda 29-1, Jinzhou 31-2 South, Suizhong 36-1 North, Longkou 13-2, Caofeidian 21-1 and Caofeidian 1-2.

In 2019, we continued to appraise Bozhong 19-6 condensate gas fields and added proved in-place volume of nearly 200 million cubic meters of oil equivalent, bringing the total proved in-place volume to more than 300 million cubic meters of oil equivalent. Through cluster exploration, Kenli 6-1 oil bearing structure was efficiently appraised, with proved in-place volume exceeding 50 million tons of oil equivalent. It is expected to be developed as the first large-sized oilfield in the Laibei low uplift in Bohai. In addition, Luda 25-1 oil and gas bearing structure obtained a high-volume oil flow and is expected to be constructed as a mid-sized oilfield.

For development and production, on the basis of ensuring the stable production of 30 million tons of Bohai oilfields for another ten years, the major scientific and technological breakthroughs in Bohai oilfields have achieved initial results, which has provided a safeguard for the Company to achieve its medium- to long-term production growth targets. Among the new projects that were planned to commence production in 2019, Caofeidian 11-1/11-6 oilfield comprehensive adjustment project and Bozhong 34-9 oilfield came on stream. In 2020, it is expected that Luda 16-3/21-2 joint development project, Jinzhou 25-1 oilfield 6/11 area, Penglai 19-3 oilfield block 4 adjustment/Penglai 19-9 oilfield phase II, Bozhong 19-6 condensate gas field pilot development project, Qinhuangdao 33-1 South oilfield phase I and Nanbao 35-2 oilfield S-1 area will commence production.

Western South China Sea

Western South China Sea is one of the Company’s important crude oil and natural gas production areas. The typical operating water depth in the region ranges from 40 to 1,500 meters. The crude oil produced here is mostly of light to medium gravity. As of the end of 2019, the reserves and production in Western South China Sea reached 828.7 million BOE and 164,352 BOE/day, respectively, representing approximately 16.0% of the Company’s total reserves and approximately 11.8% of its production.

In 2019, the Company made two successful discoveries in Western South China Sea, namely Weizhou 11-1 Central and Weizhou 11-2 South. The Company also achieved eight successful appraisals, namely Weizhou 12-1, Weizhou 11-1, Weizhou 11-2 East, Ledong 10-1, Lingshui 25-1 West, Wushi 16-1, Wushi 16-1 West and Wenchang 19-6. Among them, Ledong 10-1 is expected to become a mid-to-large sized gas field. In addition, the Company obtained high-volume natural gas in the tests of Mesozoic granite buried hills, which represented a major breakthrough in deepwater exploration in the eastern area of the Qiongdongnan Basin.

In December 2019, the drilling of development wells of Lingshui 17-2, the first large-sized deepwater independent gas field in offshore China, officially commenced and fully entered the development stage. It created the world’s first development model of deepwater 10,000-ton of oil equivalent semi-submersible platform. The field will provide stable gas supply of more than 3 billion cubic meters to Guangdong, Hong Kong and Hainan every year after commissioning.

Eastern South China Sea

Eastern South China Sea is the Company’s another important crude oil and natural gas producing area. The typical operating water depth in the region ranges from 100 to 1,500 meters. The crude oil produced here is mostly of light to medium gravity. As of the end of 2019, the reserves and production in Eastern South China Sea reached 633.9 million BOE and 242,026 BOE/day, respectively, representing approximately 12.2% of the Company’s total reserves and approximately 17.4% of its production.

In 2019, the Company made seven new discoveries in Eastern South China Sea, namely Enping 20-5, Panyu 10-1, Panyu 19-1, Xijiang 24-6, Xijiang 24-7, Lufeng 7-10 and Lufeng 9-4. Furthermore, two oil and gas bearing structures, namely Enping 20-5 and Enping 20-4, were successfully appraised. The successful appraisal of Enping 20-5 and Enping 20-4 and the continued discovery of reserves from explorations of surrounding areas proved that the Yangjiang Sag already has the reserve foundation of a mid-to-large sized oilfields.

As for development and production, Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project commenced production in January 2019. Liuhua 16-2/Liuhua 20-2 oilfield joint development project and Liuhua 29-1 gas field development project are expected to come on stream in 2020.

East China Sea

The typical operating water depth in the East China Sea region is approximately 90 meters. As of the end of 2019, reserves and production in the region represented approximately 2.8% and approximately 0.9% of the Company’s total reserves and production, respectively.

In 2019, the Company continued to promote innovation and refined management in the East China Sea, explored and improved the unmanned management system and achieved safe and efficient operation of unmanned offshore platforms, which significantly reduced production costs.

Onshore

In October 2019, the Company completed the acquisition of 100% equity interest in CUCBM. Currently, CUCBM mainly engaged in the exploration, development, production and foreign cooperation of onshore unconventional natural gas resources in China. CUCBM has completed the construction of two major production bases in the Qinshui Basin and the eastern edge of the Erdos Basin. In the future, the Company will capitalise on the strengths in technology and management of oil and gas development to coordinate the development of offshore and onshore, conventional and unconventional oil and gas businesses. As of the end of 2019, reserves and production of onshore China represented approximately 0.2% and approximately 0.9% of the Company’s total reserves and production, respectively.

Others

Following the general trend of low-carbon development in the global energy industry, CNOOC Limited has actively explored the development of renewable clean energy of offshore wind power by leveraging on its rich offshore engineering resources and production experience. In 2019, the Company established CNOOC Renewable Energy Co., Ltd., which is committed to the development of offshore wind power business. The construction of the first offshore wind power project was officially commenced, and the installation of offshore booster station and the main construction of the onshore centralised control centre were completed. By the end of 2020, full-capacity generating units will be connected to the grid for power generation.

Overseas

Asia (excluding China)

Asia (excluding China) is the first overseas region entered into by the Company, and has become one of the major overseas oil and gas producing areas of the Company. Currently, the Company owns oil and gas assets mainly in Indonesia and Iraq. As of the end of 2019, reserves and production derived from Asia (excluding China) reached 196.6 million BOE and 70,715 BOE/day, respectively, representing approximately 3.8% of the Company’s total reserves and approximately 5.1% of its production.

Indonesia

As of the end of 2019, the Company’s asset portfolio in Indonesia comprised mainly two development and production blocks, namely the Madura Strait and Tangguh. Among them, the Madura Strait block is a joint operation block, in which the production of BD gas field remained stable, and other gas fields are under appraisal and construction.

The Company owns approximately 13.9% interest in the Tangguh LNG Project in Indonesia. In 2019, production of the first phase of the project remained stable with a daily net production of approximately 21,000 BOE. The construction of the third LNG production line in the second phase is in progress as planned, and is expected to reach completion and commence production in 2021.

In 2019, the transfer of the operating interest in the Malacca block was completed.

Iraq

The Company owns a 63.75% participating interest in the technical service contract of Misan oilfields in Iraq and acts as the lead contractor for the technical service of the oilfields.

In 2019, the Company continued to drill development wells in Misan oilfields, and the production of the project has steadily increased. Affected by the contract recovery model, the daily net production slightly decreased to approximately 42,000 BOE.

Oceania

Currently, the Company’s oil and gas assets in Oceania are mainly located in Australia and Papua New Guinea. As of the end of 2019, reserves and production derived from Oceania reached 59.6 million BOE and 21,987 BOE/day, respectively, representing approximately 1.2% of the Company’s total reserves and approximately 1.6% of its production.

Australia

The Company owns a 5.3% interest in the North West Shelf LNG Project (“NWS Project”) in Australia. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2019, NWS Project maintained stable production and achieved favorable economic returns.

Other Regions in Oceania

The Company owns interests in three blocks which are still under exploration in Papua New Guinea.

Africa

Africa is one of the regions where the Company has a relatively large oil and gas reserve and production. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2019, reserves and production in Africa reached 83.6 million BOE and 120,925 BOE/day, respectively, representing approximately 1.6% of the Company’s total reserves and approximately 8.7% of its production.

Nigeria

The Company owns a 45% interest in the OML130 block in Nigeria. The OML130 block is a deepwater block comprising four oilfields, namely Akpo, Egina, Egina South and Preowei.

In 2019, Akpo oilfield maintained stable production, with daily net production reaching approximately 44,000 BOE. Egina oilfield commenced production in January 2019, with daily net production reaching approximately 68,000 BOE. Egina oilfield production growth was faster than planned and reached its peak production of 200,000 BOE/day in May 2019.

In addition, the Company also holds a 20% non-operating interest in Usan oilfield in the OML138 block in offshore Nigeria, and an 18% non-operating interest in the OPL223 and OML139 PSC, respectively.

We will continue to further integrate the OML130, OML138, OML139 and OPL223 projects to establish an oil and gas production base in West Africa centred in Nigeria.

Uganda

The Company owns one-third interest in each of EA 1, EA 2 and EA 3A blocks in Uganda. EA 1, EA 2 and EA 3A blocks are located at the Lake Albert Basin in Uganda, which is one of the most promising basins in terms of oil and gas resources in onshore Africa.

In 2019, the Company effectively promoted the optimisation of the project development plan. In the future, the Company will adhere to the win-win cooperation philosophy and continue to actively cooperate with project partners and the Ugandan government.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company also owns interests in several blocks in Senegal, the Republic of the Congo, Algeria and the Gabonese Republic.

North America

North America has become the Company’s largest overseas oil and gas reserves and production region. The Company holds interests in oil and gas blocks in the U.S., Canada, Mexico and Trinidad and Tobago in North America. As of the end of 2019, the Company’s reserves and production in North America reached 1,250.5 million BOE and 156,222 BOE/day, respectively, representing approximately 24.1% of the Company’s total reserves and approximately 11.3% of its production.

The U.S.

Currently, the Company owns interests in two onshore shale oil and gas projects in the U.S. and two offshore deepwater projects in the Gulf of Mexico.

The onshore shale oil and gas projects in the U.S. are Eagle Ford and Rokies (formerly Niobrara). CNOOC Limited holds 27% and 12% interests in the two projects, respectively. In 2019, the daily net production of Eagle Ford project remained stable at approximately 55,000 BOE.

The Company owns interests in two important deepwater projects, namely Stampede and Appomattox, and a number of other exploration blocks in the U.S. Gulf of Mexico. In 2019, the production of Stampede project remained stable with a daily net production of approximately 7,000 BOE. Appomattox project commenced production in May 2019 with steady production growth and its daily net production was approximately 5,100 BOE.

Canada

Canada is one of the world’s major enrichment areas for oil sands. The Company owns 100% working interest in Long Lake and three other oil sands projects in the Athabasca region of northeastern Alberta. In 2019, overcoming the impact of production limitation by the government, the Company devoted greater management effort in Long Lake project, ramping up the daily net production to approximately 45,000 BOE, which was a record high. The steam/oil ratio (SOR) was further improved and the economic returns were enhanced significantly.

The Company holds a 7.23% interest in the Syncrude project and its daily net production in 2019 was approximately 19,000 BOE. The Company also holds a 25% interest in the Hangingstone oil sands project and non-operator interests under several other exploration and development licences.

The Company holds 100% exploration interest in two exploration blocks in offshore East Canada. The drilling of one wildcat is expected to be completed in 2020.

In addition, the Company holds approximately 9.585% of shares in MEG Energy Corporation, a listed company in Canada.

Other Regions in North America

The Company owns a 12.5% interest in the 2C block and a 17.12% interest in the 3A block in Trinidad and Tobago, respectively, of which the 2C block is in production with stable production and favorable economic returns.

The Company also owns 100% exploration operator interest in block 1 and a 70% exploration operator interest in block 4 of the Cinturon Plegado Perdido deepwater exploration blocks in Mexico, respectively. The drilling of two wildcats in block 1 and block 4 are planned to be completed in 2020.

South America

South America is one of the Company’s important sources of future reserve and production growth. The Company holds interests in oil and gas blocks in Brazil, Guyana and Colombia, as well as a 50% interest in BC ENERGY INVESTMENTS CORP. (“BC”) in Argentina. The Company’s 50% interest in BC is accounted for by equity method. As of the end of 2019, the Company’s reserves and production derived from South America reached 519.5 million BOE and 59,368 BOE/day, respectively, representing approximately 10.0% of the Company’s total reserves and approximately 4.3% of its production.

Brazil

Brazil is one of the world’s most important deepwater oil and gas development regions. The Company holds a 10% interest in Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of approximately 1,550 square kilometers and a water depth of approximately 2,000 meters.

The Mero oilfield in the northwest area of the block includes four production units, namely Mero 1, Mero 2, Mero 3 and Mero 4. The daily net production of the extended well trial project in 2019 remained stable. The final investment decisions for Mero 1 and Mero 2 oilfields have been made and the projects are expected to commence production in 2021 and 2023, respectively. The development plan of Mero 3 has been completed.

In 2019, the Company successfully won the bid for a 5% interest in Búzios Surplus project in Brazil, which represents another big step in the development of the deepwater pre-salt region in Brazil with the world’s largest growth potential. Currently, negotiations on relevant agreements for the project are in progress.

In the future, the Company will fully leverage on the development opportunities of the Libra project and Búzios Surplus project to seek new drivers for production growth.

The Company also holds 100% interest in the 592 block in offshore Brazil, a 20% interest in the ACF Oeste block and a 30% interest in the Pau Brasil block.

Guyana

The Company holds a 25% interest in the Stabroek block in offshore Guyana. The Stabroek block covers an area of approximately 26,800 square kilometers and a water depth of approximately 1,600 to 1,900 meters.

The Phase I of Liza oilfield commenced production ahead of schedule in December 2019, and is expected to achieve a peak production of 120,000 BOE/day after few months of production.

The final investment decision for the Phase II of Liza oilfield has been made and the oilfield is expected to commence production in 2022. The field development design proposal of Payara oilfield has been completed and is currently awaiting government approval and final investment decision.

In 2019, the Stabroek block was further appraised successfully. Five new successful discoveries, including Haimara, Tilapia, Yellowtail, Tripletail and Mako, were made. Currently, a total of 16 new discoveries have been made in the block and the recoverable resources have been further expanded to more than 8.0 billion BOE.

Argentina

CNOOC Limited holds a 50% interest in BC and makes joint decisions on its management. BC holds a 50% interest in Pan American Energy Group in Argentina.

In 2019, the Company optimised its operation plans and carried out innovative development plans. The daily net production of BC reached approximately 55,000 BOE.

Other Regions in South America

The Company also holds interests in several exploration and production blocks in Colombia.

Europe

The Company holds interests in oil and gas fields such as Buzzard and Golden Eagle in the U.K. North Sea, owns various exploration blocks in offshore Ireland and holds a 10% equity interest in Arctic LNG 2 LLC in Russia. Among them, the Company’s 10% interest in the Arctic LNG 2 LLC is accounted for by equity method. As of the end of 2019, the Company’s reserves and production derived from Europe reached 108.3 million BOE and 64,027 BOE/day, respectively, representing approximately 2.1% of the Company’s total reserves and approximately 4.6% of its production.

The U.K.

The U.K. is one of the Company’s key overseas development areas. The Company’s asset portfolio in the North Sea includes projects under production, development and exploration, which mainly include: holding a 43.2% interest in the Buzzard oilfield, one of the largest oilfields in the North Sea, and a 36.5% interest in the Golden Eagle oilfield.

Buzzard and Golden Eagle oilfields are making considerable contributions to the Company’s production. In 2019, the Buzzard oilfield’s daily net production reached approximately 46,000 BOE.

In 2019, the Company made a new discovery Glengorm in the U.K. North Sea, which represents the largest oil and gas discovery in the area in the last decade. Further expansion in the exploration results is expected in the future, which will facilitate the stable and sustainable growth of reserves and production in the region.

Russia

In 2019, the Company acquired a 10% equity interest in the Arctic LNG 2 LLC in Russia and the acquisition was completed. Through this acquisition, the Company can increase the proportion of natural gas production, which is in line with its low-carbon and environmental-friendly development model.

Other Regions in Europe

The Company owns a 50% interest in the FEL 3/18 block, an 80% interest in the FEL 3/19 block and exploration interests in five other blocks in offshore Ireland.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales price and average production cost (excluding ad valorem and severance taxes) in the years of 2017, 2018 and 2019.

	Net Production			Average Sales Price		Average Production Cost
	Total	Crude and Liquids	Gas	Crude and Liquids	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/ Mmcf)	(US$/BOE)
2019
China
Bohai	462,564	436,173	158.3	—	—	—
Western South China Sea	164,352	109,906	318.2	—	—	—
Eastern South China Sea	242,026	176,884	390.9	—	—	—
East China Sea	11,389	3,902	44.9	—	—	—
Onshore	12,596	—	75.6	—	—	—
Subtotal	892,928	726,866	987.9	66.15	6,922	6.88
Overseas
Asia (excluding China)	70,715	45,020	145.7	61.71	7,467	5.81
Oceania	21,987	3,764	93.0	60.53	3,227	9.18
Africa	120,925	120,925	—	66.08	—	5.56
North America (excluding Canada)	85,595	62,749	137.1	51.86	2,618	6.55
Canada	70,627	69,947	4.1	40.50	2,089	17.06
South America	3,937	3,937	—	57.95	—	17.98
Europe	64,027	62,544	8.9	63.67	3,545	7.40
Subtotal	437,812	368,886	388.7	57.71	4,603	8.21
Total	1,330,740	1,095,751	1,376.6	63.34	6,269	7.32
Equity method investees	56,824	29,039	161.3	—	—	—

2018
China
Bohai	460,822	433,325	165.0	—	—	—
Western South China Sea	154,248	109,381	265.2	—	—	—
Eastern South China Sea	216,877	159,312	345.4	—	—	—
East China Sea	11,580	3,347	49.4	—	—	—
Onshore	1,644	—	9.9	—	—	—
Subtotal	845,171 (1)	705,366	834.8	70.79	7,176	7.02
Overseas
Asia (excluding China)	88,662	59,240	164.2	65.60	8,067	9.37
Oceania	26,034	4,251	111.1	73.31	3,245	6.74
Africa	59,844	59,844	—	69.44	—	6.22
North America (excluding Canada)	74,184	53,120	126.4	59.39	3,080	6.55
Canada	69,783	64,026	34.5	29.98	1,222	18.20
South America	3,066	3,066	—	62.22	—	24.81
Europe	76,615	73,678	17.6	70.37	6,700	6.89
Subtotal	398,187	317,224	453.9	59.30	4,934	9.39
Total	1,243,357	1,022,589	1,278.9	67.22	6,414	7.77
Equity method investees	58,080	28,159	173.7	—	—	—

	Net Production			Average Sales Price		Average Production Cost
	Total	Crude and Liquids	Gas	Crude and Liquids	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/ Mmcf)	(US$/BOE)
2017
China
Bohai	458,473	433,591	149.3	—	—	—
Western South China Sea	142,870	96,543	273.5	—	—	—
Eastern South China Sea	212,895	173,192	238.2	—	—	—
East China Sea	13,016	3,629	56.3	—	—	—
Onshore	688	—	4.1	—	—	—
Subtotal	827,941	706,955	721.4	55.04	6,729	7.57
Overseas
Asia (excluding China)	82,958	57,395	141.4	47.83	6,658	12.19
Oceania	22,598	3,691	96.5	58.39	3,167	8.61
Africa	73,625	73,625	—	53.32	—	5.90
North America (excluding Canada)	68,507	46,785	130.3	45.99	2,995	6.27
Canada	64,167	57,711	38.7	32.56	1,702	20.08
South America	929	929	—	43.70	—	10.63
Europe	100,046	95,750	25.8	52.57	4,757	5.89
Subtotal	412,832	335,887	432.8	47.63	4,220	9.59
Total	1,240,773	1,042,842	1,154.2	52.65	5,819	8.24
Equity method investees	47,355	22,144	146.4	—	—	—

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2017, 2018 and 2019.

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2019
Offshore China
Independent
Bohai	102	63	39	81	81	—
Western South China Sea	65	16	49	21	21	—
Eastern South China Sea	44	10	34	18	18	—
East China Sea	8	5	3	—	—	—
Subtotal	219	94	125	120	120	—
PSCs
Bohai	1	1	—	42.8	42.8	—
Western South China Sea	—	—	—	—	—	—
Eastern South China Sea	5	—	5	0.8	0.8	—
East China Sea	—	—	—	—	—	—
Subtotal	6	1	5	43.5	43.5	—
Overseas
Asia (excluding China)	0.1	—	0.1	29.0	29.0	—
Oceania	—	—	—	—	—	—
Africa	0.4	—	0.4	1.4	1.4	—
North America	—	—	—	133.3	133.3	—
South America	2.0	1.8	0.2	0.9	0.9	—
Europe	2.7	0.5	2.2	0.4	0.4	—
Subtotal	5.2	2.3	2.9	164.9	164.9	—

2018
China
Independent
Bohai	80	54	26	36	36	—
Western South China Sea	40	22	18	36	36	—
Eastern South China Sea	30	7	23	9	9	—
East China Sea	6	—	6	—	—	—

Subtotal	156	83	73	81	81	—
PSCs
Bohai	1	—	1	13.8	13.8	—
Western South China Sea	1	—	1	—	—	—
Eastern South China Sea	8	3	5	—	—	—
East China Sea	—	—	—	—	—	—
Subtotal	10	3	7	13.8	13.8	—
Overseas
Asia (excluding China)	—	—	—	23.8	23.8	—
Oceania	—	—	—	—	—	—
Africa	—	—	—	1.4	1.4	—
North America	—	—	—	63.0	63.0	—
South America	1.9	1.6	0.3	2.3	2.3	—
Europe	—	—	—	—	—	—
Subtotal	1.9	1.6	0.3	90.5	90.5	—

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2017
Offshore China
Independent
Bohai	60	37	21	33	33	—
Western South China Sea	28	13	11	22	22	—
Eastern South China Sea	23	5	18	12	12	—
East China Sea	3	—	3	—	—	—
Subtotal	114	55	53	67	67	—
PSCs
Bohai	1	—	1	8.7	8.7	—
Western South China Sea	—	—	—	—	—	—
Eastern South China Sea	1	—	1	—	—	—
East China Sea	—	—	—	0.5	0.5	—
Subtotal	2	—	2	9.2	9.2	—
Overseas
Asia (excluding China)	—	—	—	16.5	16.5	—
Oceania	—	—	—	—	—	—

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
Africa	0.5	0.5	—	3.6	3.6	—
North America	0.2	—	0.2	67.3	67.3	—
South America	1.6	1.6	0.1	—	—	—
Europe	0.6	—	0.6	—	—	—
Subtotal	2.9	2.1	0.9	87.4	87.4	—

Present Activities

The following tables set forth our present activities as of December 31, 2019.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai	38	32.5	857	759.5
Western South China Sea	39	39	56	56
Eastern South China Sea	21	21	—	—
East China Sea	—	—	—	—
Subtotal	98	92.5	913	815.5
Overseas
Asia (excluding China)	5	3.5	3	3
Oceania	—	—	—	—
Africa	—	—	1	0.5
North America	13	1.9	1	0.2
South America	5	1.0	37	9.5
Europe	5	2.2	—	—
Subtotal	28	8.6	42	13.2

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2019.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Crude and Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai	2,324	2,013.3	30	30	2,636	2,636	40,331	40,331
Western South China Sea	367	347.2	112	98.5	1,946	1,946	72,142	72,142
Eastern South China Sea	462	444.4	43	38.1	2,652	2,652	51,379	51,379
East China Sea	22	8.6	73	33.6	85	85	84,577	84,577
Subtotal	3,175	2,813.4	258	200.2	7,319	7,319	248,429	248,429
Overseas
Asia (excluding China)	153	153	19	3.4	869	619	2,516	1,006
Africa	63	23	—	—	888	398	29,113	21,402
Oceania	—	—	66	3	3,240	172	12,685	1,919
North America	3,422	985.9	364	108.3	728	203	6,882	6,319
South America	5,068	1,246.8	599	150	3,226	723	31,805	8,381
Europe	61	25.8	2	0.8	89	38	2,841	1,591
Subtotal	8,767	2,434.4	1,050	265.6	9,039	2,153	85,842	40,618
Total	11,942	5,247.8	1,308	465.8	16,358	9,472	334,271	289,047

The gross acreage disclosed above includes the total number of acres in major blocks that we own an interest. The net acreage includes our wholly owned interests and the sum of our fractional interests in gross acreage.

Delivery Commitment

We have certain delivery commitments under the take-or-pay contracts for sales of natural gas. In 2019, the annual sales from our largest gas contract contributed to only approximately 2.2% of our total oil and gas sales and the total revenues from gas sales accounted for approximately 9.3% of our total revenues in 2019. Moreover, the total gas quantities that are subject to delivery commitments under the existing contracts or agreements are not significant to us. Therefore, we believe that we did not have any material delivery commitment as of the end of 2019.

Sales and Marketing

Sales of Crude Oil

We sell crude oil produced in offshore China in domestic market mainly through CNOOC China Limited, our wholly-owned subsidiary. We sell crude oil produced overseas in international and domestic markets mainly through China Offshore Oil (Singapore) International Pte Ltd, its wholly-owned subsidiary, and CNOOC Marketing Canada and CNOOC Marketing U.S.A. Inc under CNOOC International Limited, another wholly-owned subsidiary.

Our crude oil sales prices are mainly determined by reference to the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to the prevailing market conditions. Although the prices are denominated in the U.S. dollar, customers in China settle in Renminbi. The Company currently sells three types of crude oil in China, i.e., heavy crude oil, medium crude oil and light crude oil. The benchmark oil price is Brent. The Company’s major customers in China are CNOOC, CNPC and Sinopec Group. Crude oil produced overseas is benchmarked at the Brent, Dubai, Oman and WTI prices and regularly updated official oil prices of national oil companies in oil producing countries and sold in international markets.

In 2019, the Company’s realized oil prices dropped as a result of the decrease in international oil prices. The Company’s average realized oil price was US$63.34/barrel, representing a year-on-year decrease of approximately 5.8%, less than the decrease of the Brent oil price. The discount rate of the Company’s realized crude oil price to the Brent benchmark oil price narrowed, which was mainly due to: on the one hand, the demand for low-sulfur heavy crude oil increased and the tightened supply of heavy crude oil drove the increase of price of heavy crude oil; on the other hand, the change in the structure of overseas production increased the average selling price of oversea crude oil.

The table below sets forth the sales and marketing volumes in offshore China for each of these types of crude oil for the periods indicated.

	Year ended December 31,
	2017	2018	2019
Sales and Marketing Volumes (mmbbls)(1)
Light Crude	26.3	23.6	22.6
Medium Crude	147.4	148.4	155.2
Heavy Crude	112.3	106.8	111.1

(1)	Includes the sales volumes of us and our foreign partners under production sharing contracts.

Sales of Natural Gas

Our natural gas sales prices are mainly determined through negotiation with customers. Generally, natural gas sales agreements are long-term contracts, and the contract terms normally include a price review mechanism. The Company’s natural gas customers are primarily located in the southeast coastal areas of China, and the major customers include CNOOC Gas and Power Group, China BlueChemical Ltd, Hong Kong Castle Peak Power Company Limited, etc.

Sales of LNG from NWS Project in Australia and the Tangguh LNG Project in Indonesia are mainly based on long-term supply contracts to various customers in the Asia-Pacific region, including the Dapeng LNG Terminal in Guangdong Province and the LNG terminal in Putian, Fujian Province in China.

In 2019, the Company’s average realized natural gas price was US$6.27/mcf, representing a year-on-year decrease of approximately 2.2%, which was mainly due to the decrease of natural gas price denominated in USD in China as a result of Renminbi depreciation, as well as the decreases of Tangguh spot market prices and NYMEX prices in the U.S. market.

In China, thanks to policy support, the consumption of natural gas based on metre reading has maintained rapid growth. However, due to the initial effects of increased domestic exploration and development efforts, coupled with the rapid growth of imported LNG and imported pipeline natural gas, the overall supply of the natural gas market was relatively abundant and the supply and demand were generally balanced. Based on market conditions, the Company raised certain contract prices during peak demand season through negotiations.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2017	2018	2019
Average Realized Prices
Crude and Liquids (US$/bbl)	52.65	67.22	63.34
Natural Gas (US$/mcf)	5.82	6.41	6.27
Brent (US$/bbl)	54.75	71.69	64.16

The Brent crude oil price was US$64.16 per barrel as of December 31, 2019 and US$22.74 per barrel as of March 31, 2020.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2017 (restated)	2018 (restated)	2019
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	122,321	154,929	153,884
Revenues sourced outside the PRC	64,650	72,782	79,315
Total revenues	186,971	227,711	233,199
% of revenues sourced outside the PRC	34.6%	32.0%	34.0%

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

We conduct a bidding process to determine who we employ to construct platforms, terminals and pipelines, to drill production wells and to install offshore production facilities. Both independent third parties and CNOOC affiliates participate in the bidding process. We are closely involved in the design and management of services by contractors and exercise extensive control over their performance, including their costs, schedule, quality, staff health and safety, and environment protection measures.

Research and Development

In 2019, the Company proactively implemented its “innovation-driven” strategy and further increased the investment in science and technology. The Company also devoted greater efforts to the development of major scientific and technological breakthroughs in science and technology projects and strived to ensure reserve and production growth with the help of technological innovation. The Company promoted the building of scientific research platforms and made new progress in core technological research projects. The Company accelerated the construction of smart oilfields and promoted cost reduction and efficiency enhancement through digital transformation. Researches on natural gas hydrate, geothermal energy and ocean energy technologies were actively carried out to facilitate the Company’s sustainable development.

Major Scientific and Technological Project Development

In 2019, the Company focused on the core business needs and continued to research on critical core technologies such as the development of deepwater oil and gas fields, offshore heavy oil, oil and gas fields with high temperature and high pressure and fields with low porosity and permeability. Breakthroughs were made in key technologies such as high water content and high recovery oilfield water injection tapping technology, medium and deep formation exploration and development technology and integrated technology for injection and production of heavy oil thermal recovery jet pump, which would provide technological support for reserve and production growth. The Company won the “First Prize” of China’s National Science and Technology Progress Award in 2019 for its “Theory and major discoveries for large-scale integrated condensate gas field exploration in the deep layer of Bohai Bay Basin” project.

Progress of Major Technological Innovation

In 2019, new progress was made in the building of scientific research platforms, and experimental researches such as heavy oil chemical flooding and natural gas hydrate production simulation were commenced. Significant progress has also been made in projects such as “Marine natural gas hydrate test recovery technology and process”, “Research on and application of unconventional oil and gas seismic exploration and development technology” and “Research on completeness detection and plugging technology for offshore gas wells”.

Health, Safety and Environmental Protection (“HSE”)

As always, the Company adheres to the core HSE values of “Safety First, Environment Paramount, People-oriented and Equipment Integrated”. Focusing on “improving the system, consolidating the foundation, and enhancing the safety production responsibility system for all employees”, the Company constantly improves the systematic management of HSE, and strives to provide a safe working environment for the Company and its contractors and establish first-class management capability in safe production.

In 2019, the Company further improved the management framework of the HSE system, identified ten core elements and 70 specific management requirements to lead its subsidiaries to adhere to a safety management orientation based on risks and continuous improvements. By including the implementation of the safe production responsibility system into performance review for supervision, the Company guided its subsidiaries to establish a responsibility system based on job risks.

During the year, the Company continued to strengthen major investigations, checks and controls, formulated and adopted corresponding control measures for works such as major projects under construction, underground operation safety, high-risk well control and production facilities and typhoon prevention, etc. The Company strengthened the well control safety management, improved the well control management mechanism of the Company and its subsidiaries, formulated and revised policies such as the “Management Measures for Engineering Incidents in Drilling Wells” and commenced regular well control inspections to enhance the management capability of well control.

CNOOC Limited continued to promote the cultivation of safety culture featuring “People-oriented, Execution and Intervention”, conducted research and diagnosis of safety culture cultivation, and organised and mobilised its employees to actively participate in safety culture activities such as the “My Opinion on Safety” essay writing activity and the “Safety and Environmental Protection TikTok” micro-video shooting activity, and received positive feedbacks. To promote the continuous enhancement of safety leadership, the Company continued to hold the “Safety Lessons” event by safety management personnel.

The Company paid great attention to the safety risk of overseas operations, and shared global security warning information in a time manner; strengthened the safety supervision and management of overseas projects, improved the security training and management of dispatched employees, strengthened the key responsibilities of overseas operation safety, and conducted the security management audit of contractors for overseas projects to ensure the compliant, safe and smooth operation of overseas projects.

CNOOC Limited actively implemented the Green Development Action Plan, promoted environmental protection management in key areas. Guided by the Green Development Action Plan, CNOOC Limited implemented the green and low-carbon development strategy, actively cultivated and established green factories and green manufacturing integration projects. CNOOC Deepwater Development Limited and CNOOC China Limited Zhanjiang (Hainan) Branch Dongfang Operations Co., were rated as national green factories by the Ministry of Industry and Information Technology; and the Dongying Terminal of Tianjin Branch and Zhanjiang Branch were named as “Green Factory” model enterprises in the petroleum and petrochemical industry.

In 2019, we once again maintained our good performance in safety management and adhered to consistently high HSE standards. OSHA (Occupational Safety and Health Administration) statistics for the year are set out below.

Scope	Total Man-hours (million)	Number of Recordable Cases	Rate of Recordable Cases	Number of Lost Workday Cases	Rate of Lost Workday Cases	Fatalities
Staff of the Company	41	16	0.08	5	0.02	0
Staff of the Company and direct contractors	143	46	0.07	20	0.03	1

Operating Hazards and Uninsured Risks

Our operations are subject to hazards and risks inherent in the exploration, production and transportation of crude oil and natural gas, including pipeline ruptures and spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters, any of which can result in loss of hydrocarbons, environmental pollution and other damage to our properties and the properties of operators under PSCs. In addition, certain of our crude oil and natural gas operations are located in areas that are subject to tropical weather disturbances such as typhoons, some of which can be severe enough to cause substantial damage to facilities and interrupt production.

In 2019 we established CNOOC HSE management system framework, in order to demonstrate CNOOC HSE strategic policy and management concept, clarify CNOOC HSE management orientation and core requirements. We further strengthened safety in our operations, such as intensifying our efforts to identify and eliminate potential risks, and giving special attention to preventing accidents in key and high-risk operations. We also improved the implementation of safety standards and deepened safety awareness across all levels of the organization. In 2019, we completed full system safety inspections, including the special safety supervision, a special safety check on storage tank fields and a year-end major safety inspection. For HSE risks in particular operating units, we organized safety audits. Through audits and inspections, we effectively met our management requirements, urged affiliated units to act in accordance with the regulations, and promoted the continuous improvement of HSE management.

Based on an in-depth analysis of the causes for major accidents and the key links in offshore operation, we implemented risk-level-based management of offshore production facilities in accordance with relevant laws and regulations. We also promoted the construction of risk-level-based management information systems in downstream enterprises and established and improved risk monitoring indicators, including, among others, well-control event monitoring, major operation risk monitoring in engineering constructions. Moreover, we established a list of post responsibilities, improved the site tour inspection system, and improved onsite safety management capabilities.

To better handle the major risks involved in our daily operations, we continued to improve our crisis management mechanisms according to the updated requirements from reorganized authorities. In 2019, we have successfully combined the international incident management system into our incident management plan, which could keep the same pace with international companies while fulfill all the requirements of the local authorities.

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

As of December 31, 2019, we have purchased a number of insurance policies with varying policy coverage and limits to meet our risk management requirements and cover our potential liabilities arising from accidents at any of our offshore and onshore locations. We maintain insurance for costs relating to property damage to our facilities, control of well including drilling relief wells, removal of wreck, pollution clean-up, liability for bodily injury and property damage to third parties. The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs. See “Item 3—Key Information—Risk Factors—Oil and natural gas transportation may expose us to financial loss and reputation harm” and See “Item 3—Key Information—Risk Factors—The nature of our operations exposes us and the communities in which we operate to a wide range of health, safety, security and environment risks.”

We have maintained insurance policies for our domestic assets and operational insurance policies and construction insurance policies, with various policy limits and deductibles. We also purchase operator’s extra expense insurance up to US$100 million and third-party liabilities insurance up to US$200 million. As for deep-water wells, we are insured up to US$250 million for costs related to control of the well. The deductible for each insurance policy mainly ranges from US$2 million to US$5 million for different types of insurance policies. For overseas operations and assets, we are insured for amounts mainly up to the replacement cost value of our assets for property damage and up to US$600 million in 2019 for operators extra expense. Additionally, we purchase insurance covering liability for bodily injury and property damage to third parties with limits of up to US$1,032 million in 2019. This cover protects against liability that arises from sudden and accidental pollution or from other causes.

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

In addition, we currently have seven oil spill emergency response bases, to which we have contributed land and funds for construction, separately located in six cities in the PRC, namely Suizhong, Tanggu, Longkou, Huizhou, Zhuhai and Weizhou Island. All the oil spill emergency response bases are close to our workplaces of operations, and in the event of any oil spill, explosion or other similar events, they can react promptly and assist us in coping with such accidents effectively. We have developed and established a “four-in-one” emergency management framework to support our worldwide business, which covers crisis management plans, emergency commanding systems, emergency information systems and an emergency rescue teams. Through constant trainings and exercises, we have comprehensively enhanced our ability to defend risks, minimize the impact of emergency events and maintain our sustainable development.

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

Foreign Competition

Imports of crude oil are subject to import licenses and handling fees. The PRC government also restricts the availability of foreign exchange with which the imports must be purchased. The combination of licenses and restrictions on foreign exchange has, to some extent, limited the competition from imported crude oil.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2017 (restated)		2018 (restated)		2019
	Rmb in millions	%	Rmb in millions	%	Rmb in millions	%
Exploration and production	157,747	84.4	191,476	84.1	201,910	86.6
Trading businesses	28,881	15.4	35,805	15.7	30,837	13.2
Corporate and elimination	343	0.2	430	0.2	452	0.2
Total operating revenues	186,971	100.0	227,711	100.0	233,199	100.0

We mainly engage in the exploration, development, production and sale of crude oil and natural gas in China and overseas including Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil, Guyana, Russia, and Australia etc. For the year ended December 31, 2019, approximately 66.0% of our total revenue was sourced in the PRC.

Regulatory Framework in the PRC

Government Control

All of China’s petroleum resources are owned by the PRC government which exercises regulatory control over oil exploration and production activities in China. We are required to obtain various governmental approvals, including (but not limited to) those from the Ministry of Natural Resources, the Ministry of Ecology and Environment, the National Development and Reform Commission, the Ministry of Transport and the Ministry of Emergency Management before we are permitted to conduct production activities. Our sales are coordinated by the National Development and Reform Commission. For independent operations and joint exploration and production with foreign enterprises, we are required to obtain various governmental approvals, through CNOOC, including permits for exploration blocks, approval of a reserve report, environmental impact reports submitted through CNOOC, extraction permits and work safety permits. Moreover, for joint exploration and production, we are required, through CNOOC, to file overall development plan with the National Development and Reform Commission, and to report the circumstances and situation of the PSCs or other cooperation contracts between CNOOC and the foreign enterprises to the Ministry of Commerce.

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

Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

·	production tax at the rate of 5% on production under production sharing contracts;

·	Value added tax ("VAT") at the rates from 11% to 17% on taxable sales under independent oil and gas fields before 1 May 2018. VAT rates of 17% and 11% have been adjusted to 16% and 10% respectively since 1 May 2018 according to "Notice on Adjustment on Value-added Tax Rates" (Cai Shui [2018] No.32). VAT rates of 16% and 10% have been adjusted to 13% and 9% respectively since 1 April 2019 according to "Announcement on Policies for Deepening the VAT Reform" (Announcement [2019] No. 39 of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs). The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

·	Resource tax at the rate of 6% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after November 1,2011 and independent offshore oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts;

·	city construction tax at the rates of 1% or 7% on the production tax and VAT paid;

·	educational surcharge at the rate of 3% on the production tax and VAT paid; and

·	local educational surcharge at the rate of 2% on the production tax and VAT paid.

We calculate our deferred tax to account for the losses available for offsetting against future taxable profit and the temporary differences between our tax base, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting base, which is prepared in accordance with applicable financial reporting requirements. The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2017, 2018 and 2019, we had Rmb 22,232 million, Rmb 24,285 million and Rmb 22,390 million (US$3,216.1 million), respectively, in net deferred tax assets. See note 11 to our consolidated financial statements included elsewhere in this annual report.

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

Special Oil Gain Levy

In March 2006, the PRC government imposed a special oil gain levy at progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. In December 2011, the PRC government increased the threshold of the special oil gain levy from US$40 per barrel to US$55 per barrel, with effect from November 1, 2011. In December 2014, the PRC government decided to increase the threshold of the special oil gain levy from US$55 per barrel to US$65 per barrel, with effect from January 1, 2015. The special oil gain levy is collected on a monthly basis. For the years ended December 31, 2017, 2018 and 2019 we incurred approximately Rmb 55 million, Rmb 2,599 million and Rmb 894 million for the Special Oil Gain Levy, respectively.

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

Regulatory Framework Overseas

We are subject to other fiscal regimes in the foreign countries and regions where we conduct operations, including Indonesia, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, United Kingdom, Brazil, Guyana, Russia and certain other countries. See “Item 4—Information on the Company—Business Overview—Regional Overview—Overseas.”

In countries including Indonesia, Nigeria, Guyana and certain other countries, we conduct our operations through PSCs. For example, the OML130 block in Nigeria involves a production sharing arrangement. We and other partners to overseas PSCs are required to bear all exploration, development and operating costs according to our respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

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

Our subsidiaries domiciled outside of the PRC are subject to income tax rates ranging from 10% to 50%. The province income tax rate of Alberta, Canada reduced from 12% to 11% on July 1, 2019, and will decrease by one percentage point on January 1 of each year until it reaches 8% on January 1, 2022.

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

The PRC and overseas environmental laws require offshore petroleum investors to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2017, 2018 and 2019 of approximately Rmb 54,114 million, Rmb 54,878 million and Rmb 65,602 million (US$9,423 million), respectively.

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

Employees and Employee Benefits

As of December 31, 2017, 2018 and 2019, we had 19,030 employees, 18,312 employees and 18,703 employees, respectively. Among the 18,703 employees as of December 31, 2019, approximately 47% were involved in oil exploration, development and production activities, approximately 4% were involved in accounting and finance work and the remainder were senior management and others. A portion of the workers for the operation of the oil and gas fields, maintenance and ancillary service are hired on a contract basis.

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

For further details regarding retirement benefits, see note 33 to our consolidated financial statements included elsewhere in this annual report.

In 2019, the Company implemented major talent projects and vigorously cultivated strategic high-level talents. The development channel for technology series was opened up and the first selection of senior technical experts of the Company was organised. Meanwhile, the Company vigorously promoted professional skill certifications and increased the proportion of highly skilled personnel. In 2019, the total number of appraisals reached 2,600. Currently, there are 4,374 employees with titles of senior worker or above, accounting for approximately 74% of the total technical workforce, and 846 technicians and senior technicians, accounting for approximately 14% of the total technical workforce.

The Company’s strong focus on cultivating international talents is manifested in its established training system by hierarchy and level and intensified training of international talents through various means, which strengthen the establishment of an international talent team.

The Company continues to promote the training program of “International Leading Talents and Professional Talents”, and actively selects and cultivates core talents for international businesses and high-potential talents for its future development. The third batch of international leading talents selected in 2019 comprised 11 personnel. The second batch of international professional talents selected comprised 61 personnel for whom mixed online and offline trainings were organised.

C.	Organizational Structure

CNOOC indirectly owned or controlled an aggregate of approximately 64.44% of our shares as of March 31, 2020. Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly wholly-owned subsidiaries as of March 31, 2020 and notes our significant indirectly-held subsidiaries.

________

(1)	Overseas Oil & Gas Corporation, Ltd. also directly owns five shares of our Company.

(2)	Owner of our overseas interests in oil and gas exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited, CNOOC SES Ltd. , CNOOC Muturi Limited, CNOOC NWS Private Limited, CNOOC Exploration & Production Nigeria Limited, CNOOC Iraq Limited, CNOOC Canada Energy Ltd., CNOOC Uganda Ltd, CNOOC Petroleum North America ULC, CNOOC Petroleum Europe Limited, Nexen Petroleum Nigeria Limited, CNOOC Energy U.S.A. LLC, CNOOC Petroleum Offshore U.S.A. Inc., CNOOC Oil Sands Canada , CNOOC PETROLEUM BRASIL LTDA, CNOOC Nexen Finance (2014) ULC, CNOOC Finance (2015) U.S.A. LLC and CNOOC Finance (2015) Australia Pty Ltd.

(3)	Owner of substantially all of our PRC oil and gas exploration and production businesses, operations and properties, including our indirect wholly-owned subsidiary CNOOC Deepwater Development Limited and China United Coalbed Methane Corporation.

(4)	Business vehicle through which we engage in sales and marketing activities in the international markets.

(5)	Includes CNOOC Finance (2003) Limited, CNOOC Finance (2011) Limited, CNOOC Finance (2012) Limited and CNOOC Finance (2013) Limited, all of which are our financing vehicles. These finance companies are our wholly owned subsidiaries with the Company as their sole corporate director.

(6)	CEPR Limited was incorporated on May 31, 2019.

D.	Property, Plants and Equipment

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

Overview

Our revenues and profitability are largely determined by our production volume and the prices we realize on our crude oil and natural gas, as well as the costs of our exploration and development activities. Although crude oil prices depend on various market factors and have been volatile historically, our total net production volume displayed a trend of growth in 2019.

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

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

	Year ended December 31,
	2017	2018	2019
Average realized prices:
Crude oil (US$ per bbl)	52.65	67.22	63.34
Natural gas (US$ per mcf)	5.82	6.41	6.27

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

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2017	2018	2019
Net production of crude oil (bbl/day)(1)	1,064,986	1,050,749	1,124,790
Net production of natural gas (mmcf/day)(1)	1,300.6	1,462.5	1,537.9

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

Reserves Estimation

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of our oil and gas properties has been impaired.

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

Recognition of Revenue from Oil and Gas Sales and Marketing

Under IFRS 15/HKFRS 15, we recognize revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular obligation is transferred to the customer.

 For oil and gas sales, our revenues represent the sales of oil and gas, net of royalties and obligations to governments and other mineral interest owners. Revenue from the sales of oil and gas is recognized at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas and we have present right to payment and collection of the consideration is probable. Settlement will be in kind or in cash when the liftings are equalized or in cash when production ceases. We have entered into gas sales contracts with customers which often contain take-or-pay clauses. Under these contracts, we make a long term supply commitment in return for a commitment from the customer to pay for minimum quantities, whether or not the customer takes delivery. These commitments contain protective provisions, such as force majeure provision, and adjustment provisions. If a customer has a right to get a “make up” delivery at a later date, revenue recognition is deferred and payments received from the customers for natural gas not yet taken are recorded as contract liabilities. If no such option exists according to the contract terms, revenue is recognized when the take-or-pay penalty is triggered.

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

Results of Operations

Overview

The following table summarizes the components of our revenues and net production as percentages of our total revenues and total net production for the periods indicated:

	Year ended December 31,
	2017		2018		2019
	(restated)		(restated)
	(Rmb in millions, except percentages and production data )
Revenues:
Oil and gas sales:
Crude oil	135,256	72.3%	165,939	72.9%	175,495	75.3%
Natural gas	17,156	9.2%	20,618	9.1%	21,678	9.3%
Total oil and gas sales	152,412	81.5%	186,557	82.0%	197,173	84.6%
Marketing revenues	28,907	15.5%	35,830	15.7%	30,867	13.2%
Other revenue	5,652	3.0%	5,324	2.3%	5,159	2.2%
Total revenues	186,971	100.0%	227,711	100.0%	233,199	100.0%

Sales volume (million BOE)(1):
Crude oil	380.1	83.6%	372.9	81.8%	402.2	82.5%
Natural gas	74.7	16.4%	83.1	18.2%	85.6	17.5%
Total	454.8	100.0%	456.0	100.0%	487.8	100%

(1)	Including our interest in equity method investees.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated statement of profit or loss and other comprehensive income as a percentage of total revenues:

	Year ended December 31,
	2017	2018	2019
	(restated)	(restated)
Operating Revenues:
Oil and gas sales	81.5%	82.0%	84.6%
Marketing revenues	15.5%	15.7%	13.2%
Other revenue	3.0%	2.3%	2.2%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(13.1)%	(10.7)%	(10.6)%
Taxes other than income tax	(3.9)%	(4.0)%	(3.9)%
Exploration expenses	(3.7)%	(5.8)%	(5.3)%
Depreciation, depletion and amortization	(32.9)%	(22.3)%	(24.7)%
Special oil gain levy	0.0%	(1.1)%	(0.4)%
Impairment and provision	(4.9)%	(0.3)%	(0.9)%
Crude oil and product purchases	(14.8)%	(14.7)%	(12.5)%
Selling and administrative expenses	(3.7)%	(3.3)%	(3.5)%
Others	(3.2)%	(2.5)%	(2.1)%
Total expenses	(80.2)%	(64.8)%	(63.9)%

Interest income	0.4%	0.4%	0.5%
Finance costs	(2.7)%	(2.3)%	(2.5)%
Exchange gain, net	0.2%	(0.1)%	(0.1)%
Investment income	1.3%	1.6%	2.0%
Share of profits of associates	0.2%	0.2%	0.2%
Profit/(loss) attributable to a joint venture	0.3%	(2.5)%	0.2%
Other income, net	0.1%	0.4%	0.4%
Profit before tax	19.5%	33.1%	36.7%
Income tax expense	(6.2)%	(9.9)%	(10.6)%
Profit for the year	13.2%	23.1%	26.2%

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

The United States and Canada

The oil and gas sales from the United States represent our sales of oil and gas derived from the Eagle Ford project, Rokies (formerly Niobrara) project and properties in the Gulf of Mexico.

The revenue is calculated net of royalties and is recognized when oil and gas has been delivered to the customer.

United Kingdom

The oil and gas sales from the United Kingdom represent our sales of oil and gas derived from the Buzzard, Scott/Telford/Rochelle, Golden Eagle and Farragon properties.

Brazil

The oil sales from Brazil represent our sales of oil derived from relevant joint operation projects.

Guyana

The oil sales from Guyana represent our sales of oil derived from relevant joint operation projects.

Unconsolidated Investees

Our share of the oil and gas sales of unconsolidated investees is not included in our revenues, but our share of the profits or losses of these investees is included as part of our share of profits or losses of associates and profit/loss attributable to a joint venture as shown in our consolidated statements of profit or loss and other comprehensive income.

2019 versus 2018

Comparative data for the year ended 31 December 2018 have been restated as a result of the acquisition of CUCBM in this section, please refer to Note 4 to the consolidated financial statements of the annual report.

Consolidated net profit

Our consolidated net profit increased by 15.9% to Rmb 61,045 million (US$8,768.6 million) in 2019 from Rmb 52,675 million in 2018, primarily as a result of the increase in sales volume, the increase in profitability as we have taken effective measures to strictly control cost and the depreciation of Renminbi against the U.S. dollar.

Revenues

Our oil and gas sales, realized prices and sales volume in 2019 are as follows:

	2019	2018	Amount	Change (%)
Oil and gas sales (Rmb million)	197,173	186,557	10,616	5.7%
Crude and liquids	175,495	165,939	9,556	5.8%
Natural gas	21,678	20,618	1,060	5.1%
Sales volume (million BOE) (1)	487.8	456.0	31.8	7.0%
Crude and liquids (million barrels)	402.2	372.9	29.3	7.8%
Natural gas (bcf)	501.9	485.6	16.3	3.4%
Realized prices
Crude and liquids (US$/barrel)	63.34	67.22	(3.88)	(5.8)%
Natural gas (US$/mcf)	6.27	6.41	(0.14)	(2.2)%

(1)	Excluding our interest in equity-accounted investees.

In 2019, the increase in crude and liquids sales was primarily due to higher sales volume and the depreciation of Renminbi against the U.S. dollar. The increase in natural gas sales was primarily due to higher sales volume.

Operating expenses

Our operating expenses increased by 1.4% to Rmb 24,735 million (US$3,553.0 million) in 2019 from Rmb 24,388 million in 2018. The operating expenses per BOE decreased by 4.7% to Rmb 50.9 (US$7.32) per BOE in 2019 from Rmb 53.4 (US$7.77) per BOE in 2018. Among them, operating expenses per BOE in offshore China decreased by 0.6% to Rmb 47.9 (US$6.88) per BOE in 2019 from Rmb 48.2 (US$7.02) per BOE in 2018. Overseas operating expenses per BOE decreased by 11.5% to Rmb 57.1 (US$8.21) per BOE in 2019 from Rmb 64.5 (US$9.39) per BOE in 2018. Through strict costs control and efficiency improvement, our operating expenses per BOE decreased compared with those in last year.

Exploration expenses

Our exploration expenses decreased by 6.0% to Rmb 12,342 million (US$ 1,772.8 million) in 2019 from Rmb 13,135 million in 2018, mainly because of the combined impact of higher exploration expenses due to increased effort in oil and gas exploration this year and impairment provision related to certain exploration and evaluation assets in North America last year.

Depreciation, depletion and amortization

Our total depreciation, depletion and amortization increased by 13.5% to Rmb 57,699 million (US$8, 287.9 million) in 2019 from Rmb 50,838 million in 2018.

Among them, the dismantlement-related depreciation, depletion and amortization costs decreased by 3.1% to Rmb 1,254 million (US$180.1 million) in 2019 from Rmb 1,294 million in 2018. Our dismantling costs per BOE decreased by 9.2% to Rmb 2.58 (US$0.37) per BOE in 2019 from Rmb 2.84 (US$0.41) per BOE in 2018, primarily due to the decrease in the present value of asset retirement obligations brought by the increased interest rate of U.S. dollar bonds in the international market.

Our depreciation, depletion and amortization, excluding the dismantlement-related depreciation, depletion and amortization, increased by 13.9% to Rmb 56,445 million (US$8,107.9 million) in 2019 from Rmb 49,544 million in 2018. Our depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased by 7.1% to Rmb 116.2 (US$16.69) per BOE in 2019 from Rmb 108.5 (US$15.79) per BOE in 2018, primarily as a result of the change in proportional distribution of production.

Impairment and provision

Our impairment and provision increased by 214.4% to Rmb 2,094 million (US$300.8 million) in 2019 from Rmb 666 million in 2018, mainly due to the impairment of certain oil and gas properties located in North America and China because of the decrease of reserve. Please refer to Note 14 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses increased by 8.5% to Rmb 8,062 million (US$1, 158.0 million) in 2019 from Rmb 7,429 million in 2018. Our selling and administrative expenses per BOE increased by 2.0% to Rmb 16.60 (US$2.38) per BOE in 2019 from Rmb 16.28 (US$2.37) per BOE in 2018, mainly due to the increase of scientific research expenses, arising from the active implementation of the “innovation-driven” strategy, which increased the science and technology investment.

Finance costs/Interest income

Our finance costs increased by 13.6% to Rmb 5,865 million (US$842.5 million) in 2019 from Rmb 5,162 million in 2018, primarily due to the increase in interest expenses from new issuance of guaranteed notes and recognition of lease liabilities. Our interest income increased by 33.7% to Rmb 1,067 million (US$153.3 million) in 2019 from Rmb 798 million in 2018, primarily due to the increase in our deposit.

Exchange losses, net

Our net exchange losses increased by 51.1% to Rmb 213 million (US$30.6 million) in 2019 from Rmb 141 million in 2018, primarily due to the exchange rate fluctuation of Renminbi against the U.S. dollar and Hong Kong dollar.

Investment income

Our investment income increased by 25.7% to Rmb 4,632 million (US$665.3 million) in 2019 from Rmb 3,685 million in 2018, primarily attributable to the increased average amount of corporate wealth management products.

Share of profits/losses of associates and a joint venture

Our share of profits of associates and a joint venture was Rmb 1,002 million (US$143.9 million) in 2019, while in 2018 our shared losses were Rmb 5,187 million, mainly due to depreciation of the value of the assets in Argentina owned by the joint venture, BC ENERGY INVESTMENTS CORP. in 2018, as a result of the huge depreciation of the Argentina peso against the U.S. dollar and the sharp increase of interest rate.

Income tax expense

Our income tax expense increased by 9.4% to Rmb 24,604 million (US$3,534.1 million) in 2019 from Rmb 22,482 million in 2018, mainly because of the increase in our overall profitability and the impact of change of the province income tax rate of Alberta, Canada. Please refer to note 11 to the consolidated financial statements of this annual report.

2018 versus 2017

Comparative data for the year ended 31 December 2018 and 31 December 2017 have been restated as a result of the acquisition of CUCBM in this section, please refer to Note 4 to the consolidated financial statements of the annual report.

Consolidated net profit

Our consolidated net profit increased 113.1% to Rmb 52,675 million (US$ 7,661.3 million) in 2018 from Rmb 24,719 million in 2017, primarily as a result of the increase in profitability under the higher international oil price environment, at the same time, the cost control through taking efficient measures resulting in the increase in profitability.

Revenues

Our oil and gas sales, realized prices and sales volume in 2018 are as follows:

	2018	2017	Amount	Change (%)
Oil and gas sales (Rmb million)	186,557	152,412	34,145	22.4%
Crude and liquids	165,939	135,256	30,683	22.7%
Natural gas	20,618	17,156	3,462	20.2%
Sales volume (million BOE) (1)	456.0	454.8	1.2	0.3%
Crude and liquids (million barrels)	372.9	380.1	(7.2)	(1.9)%
Natural gas (bcf)	485.6	436.2	49.4	11.3%
Realized prices
Crude and liquids (US$/barrel)	67.22	52.65	14.57	27.7%
Natural gas (US$/mcf)	6.41	5.82	0.59	10.2%

(1) Excluding our interest in equity-accounted investees.

In 2018, our net production was 477.7 million BOE (including our interest in equity-accounted investees), representing an increase of 1.1% from 472.6 million BOE in 2017. The increase in crude and liquids sales was primarily due to higher international oil price in 2018. The increase in natural gas sales was primarily due to the gradual release of production capacity of high-priced gas fields arising from natural gas demand growth in China, which pulled up the gas price and sales volume simultaneously.

Operating expenses

Our operating expenses decreased 0.1% to Rmb 24,388 million (US$3,547.1 million) in 2018 from Rmb 24,410 million in 2017, the operating expenses per BOE decreased 0.3% to Rmb 53.4 (US$7.77) per BOE in 2018 from Rmb 53.6 (US$8.24) per BOE in 2017. Operating expenses per BOE offshore China decreased 2.1% to Rmb 48.2 (US$7.02) per BOE in 2018 from Rmb 49.3 (US$7.57) per BOE in 2017. Overseas operating expenses per BOE increased 3.5% to Rmb 64.5 (US$ 9.39) per BOE in 2018 from Rmb 62.4 (US$9.59) per BOE in 2017. Through refined management, strict costs control and enhancing conservation, our operating expenses per BOE remained stable.

Taxes other than income tax

Our taxes other than income tax increased 26.6% to Rmb 9,141 million (US$1,329.5 million) in 2018 from Rmb 7,221 million in 2017, mainly due to the increase in oil and gas sales.

Exploration expenses

Our exploration expenses increased 88.6% to Rmb 13,135 million (US$ 1,910.4 million) in 2018 from Rmb 6,966 million in 2017, mainly because of impairment provision of Rmb 5,387 million related to certain exploration and evaluation assets in North America, resulting from its further development uncertainty. Please refer to Note 13 to the Consolidated Financial Statement of this annual report.

Depreciation, depletion and amortization

Our total depreciation, depletion and amortization decreased 17.3% to Rmb 50,838 million (US$7,394.1 million) in 2018 from Rmb 61,442 million in 2017.

The dismantlement-related depreciation, depletion and amortization costs increased 236.8% to Rmb 1,294 million (US$188.3 million) in 2018 from Rmb 384 million in 2017. Our average dismantling costs per BOE increased 236.0% to Rmb 2.84 (US$0.41) per BOE in 2018 from Rmb 0.84 (US$0.13) per BOE in 2017, primarily due to the increase of the present value of asset retirement obligations brought by the decrease of U.S. bond interest rate in the international market.

Our depreciation, depletion and amortization, excluding the dismantlement-related depreciation, depletion and amortization, decreased 18.9% to Rmb49,544 million (US$7,205.8 million) in 2018 from Rmb 61,058 million in 2017. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, decreased 19.1% to Rmb 108.5 (US$15.79) per BOE in 2018 from Rmb 134.1 (US$20.61) per BOE in 2017, primarily due to the increase of reserve by optimizing the development plan of producing oil and gas fields to control natural decline and improve production performance.

Impairment and provision

Our impairment and provision decreased 92.7% to Rmb 666 million (US$96.9 million) in 2018 from Rmb 9,185 million in 2017. The vast majority of impairment and provision is inventory provision in 2018, while Rmb 8,660 million of oil and gas assets impairment was recognized in 2017.

Selling and administrative expenses

Our selling and administrative expenses increased 6.0% to Rmb 7,429 million (US$1,080.5 million) in 2018 from Rmb 7,010 million in 2017. Our selling and administrative expenses per BOE increased 5.7% to Rmb 16.28 (US$ 2.37) per BOE in 2018 from Rmb 15.40 (US$2.37) per BOE in 2017, due to the increase of scientific research expenses, arising from the active implementation of the “innovation-driven” strategy, the reform of science and technology system, which increases the technological investment.

Finance costs/Interest income

Our finance costs were Rmb 5,162 million (US$750.8 million) in 2018 which were stable compared to Rmb 5,121 million in 2017. Our interest income increased 21.8% to Rmb 798 million (US$116.1 million) in 2018 from Rmb 655 million in 2017, primarily due to the higher proportion of long-term deposits in China.

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

Share of losses/profits of associates and a joint venture

Our share of losses of associates and a joint venture changed to Rmb 5,187 million (US$754.4 million) in 2018, while in 2017 our shared profits was Rmb 855 million, mainly due to depreciation of the value of the assets in Argentina owned by the joint venture BC Energy Investments Corp., as a result of the huge depreciation of the Argentina peso against the U.S. dollar and the sharp increase of interest rate.

Income tax expense

Our income tax expense increased 92.7% to Rmb 22,482 million (US$3,269.9 million) in 2018 from Rmb 11,668 million in 2017, mainly because our overall profitability increased in 2018.

B.	Liquidity and Capital Resources

Our primary source of cash during 2019 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2017	2018	2019
	(restated)	(restated)
	(Rmb million)
Cash generated from (used in):
Operating activities	95,051	124,398	123,521
Investing activities	(64,745)	(95,452)	(67,457)
Financing activities	(31,276)	(27,108)	(37,691)
Net (decrease)/increase in cash and cash equivalents	(970)	1,838	18,373

Cash Generated from Operating Activities

The cash inflow from operating activities decreased by 0.7% to Rmb 123,521 million (US$17,742.7 million) in 2019 from Rmb 124,398 million in 2018, primarily attributable to the combined impact of the increase in oil and gas sales and the change of working capital.

Cash Used in Investing Activities

In 2019, our capital expenditure payment increased by 30.2% to Rmb 66,395 million (US$9,537.0 million) from 2018. Our development expenditures in 2019 were primarily related to the capital expenditure of Iraq technical service contract project, Lingshui 17-2 project in China, projects of Guyana and shale oil and gas in the U.S., as well as the expenses incurred for improving recovery factors of the oil and gas fields in producing. Our cash outflow from the acquisition of oil and gas properties was Rmb 5,619 million (US$807.1 million) and our cash outflow from increased investments in associates was Rmb 7,707 million (US$1,107.0 million).

In addition, our cash used in investing activities was also attributable to the purchase of corporate wealth management products and money market funds of Rmb 187,805 million (US$26,976.5 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of corporate wealth management products and money market funds in the amount of Rmb 197,952 million (US$28,434.0 million), and the increase in our time deposits with maturity over three months in the amount of Rmb 3,095 million (US$444.6 million).

Cash Used in Financing Activities

In 2019, the increase in net cash outflow from financing activities was mainly due to the repayment of bank loans of Rmb 8,206 million (US$1,178.7 million), repayment of guaranteed notes of Rmb 2,067 million (US$300 million) and the cash outflow of the distribution of dividends of Rmb 28,973 million (US$4,161.7 million), partially offset by the issuance of guaranteed notes of Rmb 10,464 million (US$1,500 million) and the proceeds of bank loans of Rmb 3,846 million (US$552.4 million).

At the end of 2019, our total interest-bearing outstanding debts were Rmb 157,229 million (US$22,584.5 million), compared to Rmb 142,470 million at the end of 2018. The increase in debts in 2019 was primarily attributable to the issuance of guaranteed notes, recognized lease liabilities in the statement of financial position after the adoption of IFRS 16 Leases and impact of changes in the exchange rate between the U.S. dollar and Renminbi. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 26.0%, higher than that of 25.3% in 2018. The main reason was the lease liabilities recognised in the statement of financial position after the adoption of IFRS 16 Leases.

	Debt maturities (principal only)
Due by December 31,	Original currency US$	Total Rmb equivalents	Total US$ equivalents
	(in millions, except percentages)
2020	1,805.4	12,569.0	1,805.4
2021-2022	3,064.3	21,332.9	3,064.3
2023-2024	4,785.5	33,315.9	4,785.5
2025 and beyond	10,918.5	76,012.6	10,918.5
Total	20,573.8	143,230.3	20,573.8
Percentage of total debt	100%	100%	100%

As of December 31, 2019, we had total foreign currency debt of US$ 20,573.8 million, 99.49% of which was in U.S. dollars, and the other 0.51% was in Euro. As of March 31, 2020, we had total foreign currency debt of US$20,518.0 million, 99.34% of which was in U.S. dollars, and the other 0.66% was in Euro.

As of December 31, 2019, we had unutilized banking facilities amounting to approximately Rmb 54,948 million (US$7,892.8 million) as compared to Rmb 55,289 million as of December 31, 2018.

In 2017, 2018 and 2019, we paid dividends totaling Rmb 16,842 million, Rmb 23,589 million and Rmb 28,973 million (US$4,161.7 million) (before PRC withholding tax deducted), respectively. The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2020. However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.

Capital Expenditures

In early 2020, we have budgeted Rmb 85 to 95 billion for capital expenditures of the year 2020 for exploration and development. Affected by the outbreak of the COVID-19 and sharply fell of international oil prices in March 2020, we will adjust our budgeted capital expenditures in a timely manner. The following table sets forth our actual or budgeted capital expenditures on an accrual basis for the periods indicated.

	Year ended December 31,
	2017(1)	2018(1)	2019(1)	2020(2)	2019(1)
	(Rmb million)				(US$ million)
China
Development(3)	16,762	26,212	35,659	40,987	5,122
Exploration	7,978	9,995	15,120	13,676	2,172
Subtotal	24,740	36,207	50,779	54,663	7,294
Overseas
Development(3)	21,891	23,564	24,253	29,132	3,484
Exploration	3,085	2,331	3,546	4,200	509
Subtotal	24,976	25,895	27,799	33,332	3,993
Total	49,716	62,102	78,578	87,995	11,287

(1)	Capitalized interests were not included, and it was Rmb 2,495 million, Rmb 2,838 million and Rmb 3,048 million in 2017, 2018 and 2019, respectively.

(2)	Budgeted capital expenditures for 2020 was made in early 2020, which is under review as international oil prices fell sharply since March 2020.

(3)	Including production expenditures.

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

Holding Company Structure

We are a holding company. Our entire oil and gas exploration, development, production and sales business in the PRC is owned and conducted by CNOOC China Limited, our wholly owned subsidiary in the PRC. Our oil and gas exploration, development and production business outside the PRC is owned and conducted by CNOOC International Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, or owned and conducted by CNOOC Petroleum North America ULC, a wholly-owned subsidiary of us located in Canada, or directly owned by us. International sales of crude oil and natural gas are conducted by China Offshore Oil (Singapore) International Pte Ltd, our wholly owned subsidiary incorporated in Singapore. CNOOC Petroleum North America ULC, sells its crude oil and synthetic oil to international markets separately by CNOOC Marketing Canada and CNOOC Marketing U.S.A. Inc. Accordingly, our future cash flows will consist principally of dividends from our subsidiaries. The subsidiaries’ ability to pay dividends to us is subject to various restrictions, including legal restrictions in their jurisdictions of incorporation. For example, legal restrictions in the PRC permit payment of dividends only out of profit determined in accordance with PRC accounting standards and regulations. In addition, in accordance with its articles of association, CNOOC China Limited should set aside a portion of its profit each year to fund certain reserve funds until the total amount of such funds is up to 50% of the registered capital of CNOOC China Limited. These reserves are not distributable as cash dividends.

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Impact of Recently Issued Accounting Standards

IFRSs and HKFRSs

We have adopted the IFRSs as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2019 have been prepared in due compliance with both IFRSs and HKFRSs. The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing 1 January 2019 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. The accounting policies adopted are consisted with those of the year ended December 31, 2018, except for the first time adoption of the new and amendments to IFRSs/HKFRSs effective for the Company's financial year beginning on January 1, 2019. Except as described in note 2.2 to our consolidated financial statements included elsewhere in this annual report, the adoption of those new amendments to IFRSs/HKFRSs in the current year had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of us.

Besides, a number of new and revised IFRSs and HKFRSs have been issued and would become effective for annual periods beginning on or after January 1, 2019. For details, please refer to notes 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4—Information on the Company—Business Overview—Research and Development”, “Item 4—Information on the Company—Business Overview—Patents and Trademarks”.

D.	Trend Information

In early 2020, affected by the outbreak of the COVID-19 pandemic, demand for commodities decreased. In early March, international oil prices fell sharply. Looking ahead in 2020, with trade frictions, financial turmoil and the elevation of geopolitical tensions, etc., the downward risks of the global economy is expected to increase and international oil prices movement continue to be uncertain. To this end, the Company will closely monitor changes in the external environment and the movement of international oil prices. We will adjust our operation strategy in a timely manner, implement more stringent cost controls, maintain prudent investment decisions and strengthen cash flow management in an effort to ensure the Company’s steady operation.

In early 2020, we have budgeted Rmb 85 to 95 billion for capital expenditures of the year 2020 for exploration and development. Affected by the outbreak of the COVID-19 and sharply fell of international oil prices in March 2020, we will adjust our budgeted capital expenditures in a timely manner. In 2020, ten new projects are expected to commence production. Meanwhile, we will maintain our high standards of health, safety and environmental protection.

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

Other than as disclosed in the paragraphs above under Item 5.D, we are not aware of any trends that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions. You are urged to read the forward-looking statements contained elsewhere in this annual report, the cautionary statement on page 12 and the risk factors on pages 17, which describe the risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. We provide no commitment to update the forward-looking statements or to publish financial projections for forward-looking statements in the future.

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth information regarding our contractual obligations as of December 31, 2019.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million
Long-term debt obligations(1)	141,329.8	10,668.4	21,332.9	33,315.9	76,012.6
Provision for dismantlement(2)	65,602	1,439	—	—	64,163
Total	206,931.8	12,107.4	21,332.9	33,315.9	140,175.6

(1)	The amount of long-term debt obligations represents the principal of the long-term debt obligations.

(2)	Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2017, 2018 and 2019, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2017	2018	2019
	Rmb million	Rmb million	Rmb million
Contracted, but not provided for	46,704	55,538	64,542

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act, or the statutory safe harbors, shall apply to forward-looking information provided pursuant to Item 5.F above. For our cautionary statement on the forward looking statement in this annual report, see the section “Forward-Looking Statements” on page 12 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

In accordance with Hong Kong law and our articles of association, our affairs are managed by our Board, which has seven members, including two executive directors, one non-executive director and four independent non-executive directors as of March 31, 2020.

The table below sets forth information about our directors and senior officers:

Name	Year of Birth	Position

Keqiang Xu	1971	Executive Director and Chief Executive Officer (appointed as Chief Executive Officer effective November 19, 2019 and appointed as President from April 2017 to March 2020, respectively)
Guangjie Hu	1973	Executive Director and President (effective March 20, 2020)
Guangyu Yuan	1959	Executive Director and Chief Executive Officer (resigned as Executive Director and Chief Executive Officer effective September 2, 2019)
Dongjin Wang	1962	Chairman and Non-executive Director (effective November 18, 2019 and April 27, 2018, respectively)
Hua Yang	1961	Chairman of the Board and Non-executive Director (resigned as Chairman of the Board and Non-executive Director effective September 2, 2019)
Sung Hong Chiu	1947	Independent Non-executive Director
Lawrence J. Lau	1944	Independent Non-executive Director
Aloysius Hau Yin Tse	1948	Independent Non-executive Director
Zhi Zhong Qiu	1955	Independent Non-executive Director (effective May 7, 2019)
Kevin G. Lynch	1951	Independent Non-executive Director (resigned as Independent Non-executive Director effective May 7, 2019)
Yuhong Xie	1961	Executive Vice President and the Chief Safety Official
Xinjian Cao	1966	Executive Vice President and General Manager of CNOOC China Limited Tianjin Branch
Qinglong Xia	1964	Executive Vice President (effective March 20, 2020)
Weizhi Xie	1964	Chief Financial Officer
Guohua Zhang	1960	Senior Vice President and General Manager of CNOOC China Limited Zhanjiang Branch (resigned as Senior Vice President effective March 20, 2020)
Yunhua Deng	1963	Deputy Chief Exploration Engineer and Deputy Director of Beijing Research Center of CNOOC China Limited
Zaisheng Liu	1962	Vice President (resigned as Vice President effective March 20, 2020)
Yun Yang	1964	Vice President and General Manager of CNOOC China Limited Zhanjiang Branch (appointed as Vice President effective March 20, 2020)

Name	Year of Birth	Position
Chenggang Duan	1963	Vice President and General Manager of CNOOC China Limited Shenzhen Branch (appointed as Vice President effective March 20, 2020)
Xiaonan Wu	1967	Joint Company Secretary and General Counsel and Compliance Officer
May Sik Yu Tsue	1973	Joint Company Secretary

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

Executive Directors

Keqiang Xu Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. From March 2017 to February 2020, Mr. Xu served as a Vice President of CNOOC. From February 25, 2020, Mr. Xu has been appointed as a Director of CNOOC. From April 2017 to June 2018, Mr. Xu served as the Chairman of Nexen Energy ULC, a subsidiary of the Company. In between May 2017 and June 2018, he served as the Chairman of a subsidiary of the Company-CNOOC International Limited. In May 2017, Mr. Xu was appointed as a Director of CNOOC China Limited, a subsidiary of the Company. Mr. Xu was appointed as the General Manager of CNOOC China Limited with effect from May 21, 2018. Mr. Xu was appointed as an Executive Director of the Company with effect from April 18, 2017, and was appointed as the President of the Company from April 2017 to March 2020. He has been appointed as the Chief Executive Officer of the Company with effect from November 19, 2019.

Guangjie Hu Born in July 1973, Mr. Hu is a professor-level senior engineer. He received a Bachelor of Science degree in Petroleum Engineering (Reservoir Engineering) from Chengdu University of Technology and a Master’s degree in Oil and Gas Field Development Engineering from China University of Petroleum (Huadong). He served in a number of positions in China Petrochemical Corporation (“Sinopec Group”), including Vice Manager of Northwest Oil Field Company, a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp.”), Vice General Manager of Northwest Oil Field Company, Executive Vice Director General of Northwest Petroleum Bureau, Executive Vice General Manager of Northwest Oil Field Company, Director General of Northwest Petroleum Bureau, General Manager of Northwest Oil Field Company, General Manager of Northwest Petroleum Bureau Co., Ltd., Executive Vice Director of Oilfield Exploration & Production Department of Sinopec Corp., Director of Oilfield Exploration & Production Department, General Manager of Oilfield Exploration & Production Department. In March 2020, Mr. Hu was appointed as Vice President of CNOOC. Mr. Hu has been appointed as an Executive Director and the President of the Company with effect from March 20, 2020.

Guangyu Yuan Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). From November 2006 to May 2016, Mr. Yuan served as the Assistant President of CNOOC. From July 2016 to July 2019, Mr. Yuan was appointed as the Vice President of CNOOC. From January 2009 to June 2016, Mr. Yuan served as the Executive Vice President of the Company. From April 2013 to June 2016, Mr. Yuan served as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjin Branch, a subsidiary of the Company. He served as a Director of CNOOC International Limited, a subsidiary of the Company, from July 31, 2009 to May 5, 2017 and as the Chairman of such company from June 15, 2016 to May 5, 2017. Since March 31, 2009, Mr. Yuan served as a Director of CNOOC China Limited, a subsidiary of the Company, and as the General Manager of such company from June 15, 2016 to May 21, 2018, then he was appointed as the Chairman of such company on May 21, 2018. From June 15, 2016 to April 18, 2017, Mr. Yuan served as President of the Company and Mr. Yuan served as an Executive Director of the Company from June 15, 2016 to September 2, 2019. Mr. Yuan served as the Chief Executive Officer of the Company from April 18, 2017 to September 2, 2019.

Non-executive Directors

Dongjin Wang Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of AktobeMunai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of CNOOC. From October 2018 to October 2019, Mr. Wang was appointed as President of CNOOC. In October 2019, Mr. Wang was appointed as Chairman of CNOOC. On April 27, 2018, Mr. Wang was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. From December 5, 2018 to November 18, 2019, Mr. Wang was appointed as the Vice Chairman of the Company. Mr. Wang has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from November 18, 2019.

Hua Yang Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. From April 2015 to September 2019 Mr. Yang served as Chairman of CNOOC. From June 15, 2016 to April 18, 2017, he was appointed as the Chairman and a Director of Nexen Energy ULC, a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from August 31, 2005 and was the Vice Chairman of the Board of the Company from September 16, 2010 to May 19, 2015, and was re-designated from an Executive Director to a Non-executive Director of the Company with effect from November 23, 2011. From May 19, 2015 to September 2, 2019, Mr. Yang served as Chairman of the Board and Chairman of the Nomination Committee of the Company. From June 15, 2016 to April 18, 2017, Mr. Yang was re-designated from a Non-executive Director to an Executive Director and served as the Chief Executive Officer of the Company. Mr. Yang was re-designated as a Non-executive Director of the Company from April 18, 2017 to September 2, 2019.

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

Lawrence J. Lau Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as the Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. From March 2008 to February 2018, Professor Lau served as a member of the 11th and 12th National Committee of the Chinese People’s Political Consultative Conference (and a Vice Chairman of its

Economics Subcommittee). Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited thirteen books, including The China-U.S. Trade War and Future Economic Relations, and published more than 200 articles and notes in professional journals. Professor Lau serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee Currency Board Subcommittee, and a member of the Hong Kong Trade Development Council (HKTDC) Belt and Road and Greater Bay Area Committee. In addition, he also serves as the Chairman of the Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute, a member and Chairman of the Prize Recommendation Committee of the LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007 and awarded the Gold Bauhinia Star in 2011 by the Government of the Hong Kong Special Administrative Region. He currently serves as the Ralph and Claire Landau Professor of Economics at the Lau ChorTak Institute of Global Economics and Finance, The Chinese University of Hong Kong, an independent non-executive director of AIA Group Limited, Hysan Development Company Limited (until May 13, 2020) and Semiconductor Manufacturing International Corporation, all listed on the Hong Kong Stock Exchange, and an independent non-executive director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from August 31, 2005.

Aloysius Tse Hau Yin Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited. From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board, Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from June 8, 2005.

Zhi Zhong Qiu Born in 1955, Mr. Qiu obtained a Bachelor of Science degree in Computer Science from New York University and a Bachelor of Engineering degree in Electrical Engineering from Cooper Union for the Advancement of Science and Art in 1983, a Master of Science degree in Electrical Power Engineering from Ohio State University in 1985, and a Master of Business Administration from Harvard Business School in 1990. Mr. Qiu is the Senior Advisor to MacAndrews & Forbes Incorporated. He also serves as the Honorary Consul of Republic of Rwanda in Hong Kong. From 1991 to 2002, Mr. Qiu served as the Chairman of Greater China Region and a Managing Director of Credit Suisse First Boston. From 2002 to 2006, Mr. Qiu established and served as the Managing Director of Quartz Capital. From 2004 to 2014, he served as the Chairman of the DragonTech Ventures Fund and DragonTech Ventures Management Limited. From 2006 to 2009, he served as the Executive Chairman of China and Vice Chairman of Asia of ABN AMRO Bank N.V., and during this period he also served as the Chairman of ABN AMRO (China) Co. Ltd. and the Chairman of ABN AMRO Leasing (China) Co. Ltd. From 2009 to March 2013, he served as a Managing Director, the Vice Chairman of Asia Pacific and Chairman of Greater China of Barclays Capital. From 2013 to 2016, he served as the Chairman of Meridian Capital (Asia) Limited. In 1994 and 1995, Mr. Qiu was named as one of the world's “50 Most Wanted in Finance” and “World’s 50 Derivatives Superstars” respectively by the Global Finance magazine. Mr. Qiu was appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from May 7, 2019.

Kevin G. Lynch Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds 11 honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Senior Fellow of Massey College, former Chancellor of the University of King’s College, former Chair of the Board of Governors of the University of Waterloo, former Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Killam Trusts, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and a director and chairman of the Board of Directors of SNC Lavalin Group Inc. listed on the Toronto Stock Exchange. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on November 27, 2013, and such appointment took effect from March 1, 2014. On May 7, 2019, Mr. Kevin G. Lynch has resigned as an Independent Non-executive Director and a member of the nomination committee.

Other Members of Senior Management

Yuhong Xie Born in 1961, Mr. Xie is an Executive Vice President and the Chief Safety Official of the Company as well as a professor-level senior engineer. Mr. Xie obtained a Ph.D. degree from China University of Geosciences in 2005. From 1982 to 1995, Mr. Xie served as an engineer of Research Institute and Exploration Department of CNOOC Naihai West Corporation. From 1995 to 1996, he served as the Deputy Manager of Exploration Department of CNOOC Naihai West Corporation. From 1996 to 1999, he served as Manager of Tepu Company of CNOOC Naihai West Corporation, Deputy Chief Earth Physicist and Manager of Exploration Department of Naihai West Corporation. From 2001 to 2005, he was Deputy Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2013, he served as the Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2013 to 2015, he was appointed as the Director of Naihai West Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Deputy Chief Geologist of CNOOC, Deputy Chief Geologist and General Manager of Exploration Department of the Company. From 2016 to 2018, he was appointed as the Chief Geologist of CNOOC, an Executive Vice President and General Manager of Exploration Department of the Company. In May 2018, he was appointed as the Chief Geologist of CNOOC, an Executive Vice President and the Chief Safety Official of the Company.

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

Qinglong Xia Born in 1964, Mr. Xia is a professor-level senior engineer. He graduated from Geophysical Exploration Department of Chengdu Institute of Geology with a bachelor’s degree in engineering. He graduated from Institute of Geology and Geophysics, Chinese Academy of Sciences with a PhD degree of science in solid earth geophysics. From August 1986 to November 2005, Mr. Xia successively served as assistant engineer and engineer of the Computation Centre of Bohai Oil Corporation, project manager of Bohai Oil Research Institute, an officer, chief of geophysics, deputy chief engineer (geophysical prospect) and exploration chief of the exploration department of Bohai Oil Corporation, Chief engineer (exploration) of Bohai Research Institute CNOOC Research Institute and the manager of at the Technology Department of CNOOC (China) Limited Tianjin Branch. He served as chief geologist, deputy general manager and executive deputy general manager of CNOOC (China) Limited Tianjin Branch from November 2005 to May 2016, deputy director and executive deputy director of CNOOC Bohai Petroleum Administrative Bureau from April 2013 to May 2016, and successively served as Chief Executive Officer and President, Chairman of BlueChemical Ltd. from May 2016 to December 2019. He serves as Chairman of the Board of CNOOC International Limited since December 2019 and was appointed as an Executive Vice President of the Company on March 20, 2020.

Weizhi Xie Born in 1964, Mr. Xie is the Chief Financial Officer of the Company. Mr. Xie is a Senior Accountant. He graduated from Guanghua School of Management of Peking University with a master’s degree in Business Administration. Mr. Xie joined CNOOC in 1986. Mr. Xie served as Deputy Manager of Finance Department of CNOOC Nanhai West Corporation, Deputy Manager and Manager of Controllers’ Department and General Manager of Treasury Department of CNOOC. From January 2002 to February 2011, Mr. Xie served as General Manager of CNOOC Finance Corporation Ltd. From February 2011 to May 2016, Mr. Xie served as Assistant President of CHINALCO, Executive Director of CHINALCO Finance Company Limited, President of CHINALCO Offshore Holding Company, Vice President & CFO of CHALCO, President of CHALCO (Hong Kong), Chairman of CHINALCO Finance Company Limited, General Auditor & Director of Audit Department CHINALCO. From 2016 to 2017, Mr. Xie was appointed as General Manager of Finance Department of CNOOC. From August 2017, Mr. Xie was appointed as the Chief Financial Officer of the Company.

Guohua Zhang Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Zhanjiang Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In March 2003, he was appointed as Senior Vice President of the Company. In October 2005, Mr. Zhang was appointed as Senior Vice President of the Company and General Manager of CNOOC China Limited Shanghai Branch. In July 2009, he was appointed as Director of Donghai Petroleum Administrative Bureau of CNOOC. From July 2015 to December 2019, he was appointed as Director of Nanhai West Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Zhanjiang Branch. From March 20, 2020, Mr. Zhang resigned as Senior Vice President of the Company.

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

Zaisheng Liu Born in 1962, Mr. Liu is a Vice President of the Company and Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. Mr. Liu graduated from Southwest Petroleum Institute (now Southwest Petroleum University) with a bachelor’s degree. From 1983 to 1994, he served as Deputy Manager of District Research First Team of Exploration and Development Department Research Institute of Nanhai East Oil Corporation of CNOOC. From 1994 to 1997, he served as Principal of Seismic Engineer and Principal of Geologist of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From 1997 to 1999, he served as Deputy Manager of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From 1997 to 2001, he served as Deputy Director of Scientific and Technology Research Institute of Nanhai East Oil Corporation of CNOOC. From 2001 to 2004, he served as Director of Nanhai East Institute of the Research Center of CNOOC China Limited. From 2004 to 2009, he served as Manager, Assistant to General Manager, Deputy General Manager and Acting General Manager of Technology Department of CNOOC China Limited Shenzhen Branch respectively. From 2009 to 2016, he served as General Manager of CNOOC China Limited Shenzhen Branch and Director of Nanhai East Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC Deepwater Development Limited respectively. From April to November 2016, he served as Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, and General Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. In February 2017, Mr. Liu was appointed as a Vice President of the Company. On March 20, 2020, Mr. Liu resigned as Vice President of the Company.

Yun Yang Born in 1964, Mr. Yang is a professor-level senior engineer. He graduated from Southwest Petroleum Institute with a bachelor of engineering degree in oil exploration engineering department and graduated from School of Economics and Management of Tsinghua University with an MBA degree in business administration. From September 1985 to December 1999, Mr. Yang successively serviced as assistant engineer, engineer and deputy officer of the craft room of oil production plant of Qinghai Petroleum Management Bureau, engineer and deputy head of the operation department of Nanhai West Oil Corporation, a section level officer and chief engineer of the production office of Nanhai West Oil Corporation and the manager of development and production department of CNOOC. From December 1999 to June 2007, he served as production manager of the production department of the Company. From June 2007 to May 2011, he served as the deputy general manager of CNOOC (China) Limited Shenzhen Branch and the deputy director of CNOOC Nanhai East Petroleum Administration Bureau. From May 2011 to July 2015, he served as the executive vice president of Offshore Oil Engineering Co., Ltd. From July 2015 to December 2019, he served as the director of CNOOC Donghai Petroleum Administration Bureau, general manager of CNOOC (China) Limited Shanghai Branch and chairman of CNOOC Rongfeng Energy Co., Ltd.. He was appointed as the general manager of CNOOC (China) Limited Zhanjiang Branch in December 2019 and was appointed as a Vice President of the Company on March 20, 2020.

Chenggang Duan Born in 1963, Mr. Duan is a professor-level senior engineer. He graduated from Southwest Petroleum Institute with a bachelor degree of engineering in petroleum geological exploration and graduated from China University of Petroleum with a mater degree of management in management science and engineering. From August 1984 to May 2001, Mr. Duan successively served as an engineer of the exploration department and the science and technology research center, the chief engineer, deputy director of science and technology research center, deputy manager of exploration and development department of CNOOC Nanhai East Corporation. He served as the chief representative of the Chinese side of the joint management committee of the contract area, Assistant to General Manager and Deputy General Manager of CNOOC (China) Limited Shenzhen Branch from May 2001 to June 2007, Executive Vice President and President of CNOOC Southeast Asia Co., Ltd. from June 2007 to August 2012, General Manager of CNOOC Iraq Limited from August 2012 to February 2016. In February 2016, he served as Director of CNOOC Nahai East Petroleum Administration Bureau and General Manager of CNOOC (China) Limited Shenzhen Branch. He was appointed as a Vice President of the Company on March 20, 2020.

Xiaonan Wu Born in 1967, Ms. Wu Xiaonan is the General Counsel and the Compliance Officer of the Company. Ms. Wu is an Enterprise Legal Adviser (註冊企業法律顧問) and Certified Senior Enterprise Risk Manager (註冊高級企業風險管理師). Ms. Wu received a bachelor of laws degree from China University of Political Science and Law in 1990. Ms. Wu has been working in the oil and gas industry for over 19 years. From September 1999 to June 2002, Ms. Wu successively worked in the Regulatory and Legislative Division of the Legal Department of China National Offshore Oil Corporation (“CNOOC”) and the Company. From June 2002 to February 2012, Ms. Wu served as the Manager of the Regulatory and Legislative Division of the Legal Department of the Company. From February 2012 to May 2016, she served as the Deputy General Manager of the Legal Department of the Company and was promoted as the General Manager of the Legal Department of the Company in May 2016. In August 2018, Ms. Wu was appointed as the Vice General Counsel of CNOOC and the General Counsel and the Compliance Officer of the Company. In September 2018, Ms. Wu was appointed as the Director of the Legal Support Center of CNOOC. Ms. Wu was appointed as a Joint Company Secretary of the Company with effect from November 19, 2018.

Joint Company Secretaries

Xiaonan Wu

See “Item 6— Directors, Senior Management and Employees—A. Directors and Senior Management— Other Members of Senior Management —Xiaonan Wu.”

May Sik Yu Tsue Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006, and MBA from The University of Hong Kong from 2014 to 2016. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the

same year, and became a member of ACCA since 2016. She is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. Furthermore, she was granted a Practitioner’s Endorsement (PE) since 2017/2018 under The Hong Kong Institute of Chartered Secretaries and accredited a General Mediator under Hong Kong Mediation Accreditation Association Limited (HKMAAL) since August 2017. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue gained The Chartered Governance Professional (CGP) qualification of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries on September 30, 2018. She volunteered on Hong Kong Management Association (HKMA) of Panel of Adjudicators HKMA Best Annual Reports Awards since 2018. Ms. Tsue was appointed as a Joint Company Secretary of the Company with effect from November 25, 2008.

B.            Compensation

The aggregate amount of fees, salaries, bonus, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2019 was Rmb 6,091,577 (US$875,000), while the amount paid to our other senior management for the same period was Rmb 13,070,303 (US$1,877,432). In addition, under our pension plan for 2019, we set aside an aggregate amount of Rmb 1,457,874 (US$209,410) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management. Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb 434,429 (US$62,402) to the pension plan for 2019. Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 9 to our consolidated financial statements included elsewhere in this annual report. Note 10 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees during 2019. For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—E. Share Ownership.” For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

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

The main authorities and responsibilities of our nomination committee include nominating candidates to serve as our directors and senior management for approval by our Board, reviewing the structure and composition of our Board, and evaluating the leadership abilities of our executive directors so as to ensure our competitive position, determine the policy and establish proper procedures for the selection of our leadership positions. Our nomination committee is also responsible for reviewing and monitoring the training and continuous professional development of directors and senior management and make recommendations to our Board in this regard. Prior to May 7, 2019, our nomination committee comprised two independent non-executive directors (Professor Lawrence J. Lau and Kevin G. Lynch) and one non-executive director (Hua Yang), with Hua Yang serving as chairman. From May 7, 2019 to September 2, 2019, our nomination committee comprised two independent non-executive directors (Professor Lawrence J. Lau and Zhi Zhong Qiu) and one non-executive director (Hua Yang), with Hua Yang serving as chairman. With effect from September 2, 2019, Hua Yang resigned as chairman. Dongjin Wang as the then Vice Chairman of our Board assumed the duties and responsibilities of the chairman of our nomination committee as a transitional arrangement. With effect from November 18, 2019, Dongjin Wang was appointed as the Chairman of the Board and the chairman of our nomination committee. Since November 18, 2019, our nomination committee comprised two independent non-executive directors (Professor Lawrence J. Lau and Zhi Zhong Qiu) and one non-executive director (Dongjin Wang), with Dongjin Wang serving as chairman. Our nomination committee charter is available on our website, www.cnoocltd.com.

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

Summary of Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual

We are incorporated under the laws of Hong Kong. The principal trading market for our shares is the Hong Kong Stock Exchange. In addition, because our shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, or the NYSE, we are subject to certain corporate governance requirements. However, certain of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to us as a “foreign private issuer” and we are permitted to follow the corporate governance practices in Hong Kong in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Standards requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers. We set forth below a brief summary of such significant differences.

1. Board and Committee Independence

While NYSE Standards require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Four of our seven directors are independent non-executive directors.

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

As of March 31, 2020, our directors and employees had the following personal interests in options to subscribe for shares granted under our share option schemes:

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2019	Number of shares involved in the options outstanding as of March 31, 2020	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)
Director:	—	—	—	—	—	—
Other Employees In Aggregate(2):
	30,900,000	—	May 27, 2009	May 27, 2019	9.33	9.93
	37,007,000	27,030,000	May 20, 2010	May 20, 2020	12.22	12.696
Total	67,907,000	27,030,000

(1)	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

(2)	With effect from September 2, 2019, Mr. Yang Hua resigned as a Non-executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company and Mr. Yuan Guangyu resigned as an Executive Director and the Chief Executive Officer of the Company. Information on Mr. Yang and Mr. Yuan’s share options outstanding at the beginning of the reporting period is included in the category of “Other Employees.”

For the year ended December 31, 2019, no share options granted under our share option schemes were exercised. For the period from January 1, 2019 to March 31, 2020, no share options were exercised.

As of December 31, 2019, we had 27,030,000 share options outstanding under our share option schemes, which represented approximately 0.06% of our shares in issue as of that date.

For further details about our share option schemes, see notes 10 and 30 to our consolidated financial statements included elsewhere in this annual report.

As of March 31, 2020, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 31, 2020.

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

As of March 31, 2020, 10,936,696 ADSs, representing approximately 2.4% of our then outstanding shares, were held of record in the form of ADSs. At such date, the number of registered ADS holders in the United States was 54.

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

Categories of Continuing Connected Transactions

As we are controlled by CNOOC, transactions with CNOOC, and its subsidiaries and associates are deemed to be related party transactions. The continuing connected transactions defined in Chapter 14A of the Hong Kong Stock Exchange Listing Rules in respect of items listed below also constitute related party transactions. We entered into a comprehensive framework agreement with CNOOC on November 15, 2016 for the provision (1) by us to CNOOC and/or its associates and (2) by CNOOC and/or its associates to us, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2017. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on November 6, 2013, with more details about the pricing principles. The continuing connected transactions under such comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2017 were approved by our independent shareholders on December 1, 2016. The approved continuing connected transactions are as follows:

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

The continuing connected transactions referred to in paragraph 1(a)-1(b) above provided by CNOOC to the Company and 3(a)-3(b) above provided by the Company to CNOOC, on the basis of the above pricing principle, are determined through arm’s length negotiations based on market prices (as defined in the comprehensive framework agreement).

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
(a) Provision of exploration and support services	For the three years ended December 31, 2019, Rmb 9,969 million, Rmb 10,579 million and Rmb 11,590 million respectively

Categories of Continuing Connected Transactions	Relevant Annual Caps
(b) Provision of oil and gas development and support services	For the three years ended December 31, 2019 Rmb 31,670 million, Rmb 38,289 million and Rmb 43,745 million, respectively
(c) Provision of oil and gas production and support services	For the three years ended December 31, 2019, Rmb 12,625 million, Rmb 14,678 million and Rmb 16,877 million, respectively
(d) Provision of marketing, management and ancillary services	For the three years ended December 31, 2019, Rmb 1,620 million, Rmb 1,786 million and Rmb 1,970 million, respectively
(e) FPSO vessel leases	For the three years ended December 31, 2019, Rmb 2,880 million, Rmb 3,120 million and Rmb 3,360 million, respectively
Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the three years ended December 31, 2019, Rmb 100 million, Rmb 100 million and Rmb 100 million, respectively
Sales of petroleum and natural gas products by us to CNOOC and/or its associates
(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the three years ended December 31, 2019, Rmb 263,893 million, Rmb 314,371 million and Rmb 437,773 million , respectively
(b) Long-term sales of natural gas and liquefied natural gas	For the three years ended December 31, 2019, Rmb 25,654 million, Rmb 33,386 million and Rmb 43,649 million, respectively

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2019 and the balances arising from connected transactions at the end of 2019 is included in note 32 to our consolidated financial statements included elsewhere in this annual report.

The non-exempt continuing connected transactions for the year ended December 31, 2019 to which any member of us was a party were entered into by us:

(i)	in the ordinary and usual course of our business;

(ii)	on normal commercial terms or better; and

(iii)	in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of the shareholders of our Company as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2019 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

The Company expected to continue the continuing connected transactions contemplated under such comprehensive framework agreement after December 31, 2019. Therefore, the Company entered into a new comprehensive framework agreement with CNOOC on November 1, 2019. The term of the new comprehensive framework agreement is for a period of three years from January 1, 2020. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on November 15, 2016, with more details about the pricing policies. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2020 were approved by the independent shareholders of the Company on November 21, 2019.

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

We confirmed that the maximum daily outstanding balance of deposits (including accrued interests but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by us with CNOOC Finance did not exceed Rmb 23.5 billion for the period from January 1, 2019 to December 31, 2019.

The Company expected to continue the continuing connected transactions contemplated under the Financial Services Framework Agreement after December 31, 2019. Therefore, on November 21, 2019, the Company entered into a new financial services framework agreement with CNOOC Finance pursuant to which CNOOC Finance would continue to provide a range of financial services as may be required and requested by the Company, for a term of another three years from January 1, 2020 to December 31, 2022. The new financial services framework agreement is substantially on the same terms as the terms contained in the Financial Services Framework Agreement. The continuing connected transactions in respect of the depositary services under the new financial services framework agreement are exempted from independent shareholders’ approval requirement, but subject to annual reporting, annual review and announcement requirements. The maximum daily outstanding balance of deposits and interest (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance should not exceed Rmb 23.5 billion for the period from January 1, 2020 to December 31, 2022.

Borrowings from CNOOC

In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$ 135 million of 0.95% per annum. We have repaid the outstanding principal amount and accrued interest under this facility on December 2, 2019.

In December 2014, CNOOC provided us a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$ 600 million of 0.95% per annum. We have repaid the outstanding principal amount and accrued interest under this facility on December 11, 2019.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See pages beginning on page F-1 following Item 19.

Legal Proceedings

As at December 31, 2019, we were not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against us so far as we are aware.

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

In 2017, we declared and paid dividends totaling Rmb 16,448 million. In 2018, we declared and paid dividends totaling Rmb 23,523 million. In 2019, we declared and paid dividends totaling Rmb 28,973 million (US$ 4,161.7 million). The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

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

For the years ended December 31, 2017, 2018 and 2019, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2017		For the year ended December 31, 2018		For the year ended December 31, 2019
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	202.6%	50,000.0	—	—	—	—
Staff and workers’ bonus and welfare fund	—	—	—	—	—	—
Safety fund	2.7%	671.6	1.1%	667.3	1.0%	630.0

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

We have no other subsequent events needed to be disclosed except those disclosed in note 40 to our consolidated financial statements included elsewhere in this annual report.

ITEM 9. THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

We listed our shares on the Hong Kong Stock Exchange in February 2001 under the stock code “00883” , our ADSs on the New York Stock Exchange in February 2001 under the symbol “CEO”, and our ADSs on the Toronto Stock Exchange in September 2013 under the symbol “CNU”.

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

As described in “—Taxation —The PRC,” gains from dispositions of our ADSs or shares may be subject to PRC tax. A U.S. Holder’s amount realized would include the gross amount of the disposition proceeds before any withholding or deduction of PRC tax. Although under the Code any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the PRC Treaty may be able to elect to treat the gain as foreign-source gain for foreign tax credit purposes. The rules governing foreign tax credits are complex and the creditability of foreign taxes is subject to limitations. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the PRC Treaty and the creditability or deductibility of any PRC tax paid with respect to dispositions in their particular circumstances.

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. In general, a non-U.S. company will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be a PFIC for any taxable year.

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

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. China adopted a managed floating exchange rate approach based on market supply and demand and with reference to a basket of currencies. From January 1, 2019 to December 31, 2019, Rmb has depreciated by approximately 1.62% against the US dollars.

Management has assessed our exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at December 31, 2019 and 2018. Based on management's assessment at 31 December 2019, a 5% strengthening/weakening of Rmb against US dollars would have increased/decreased the profit for the year of the Group by 0.04% (2018: 0.15%) and the equity of the Group by 0.47% (2018: 0.25%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2018.

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

As of December 31, 2019, the interest rates for 96% of our outstanding debts were fixed. The term of the weighted average balance was approximately 8.89 years. A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

As of December 31, 2019, the interest rates for 97.2% of our total outstanding long-term debts were fixed. The following table sets forth additional information about the expected maturity dates of our outstanding long-term debt (including the current portion) as of December 31, 2019.

	2020	2021	2022	2023	2024	2025 and after	Total	Fair value as of December 31, 2019
	(Rmb in millions, except percentages)
Long-term loans, including current portion
Floating rate	225.7	203.5	244.0	276.3	319.2	2,635.2	3,903.8	3,909.3
Interest rate-Tangguh	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.33%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%
Interest rate-Tangguh III	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%
Interest rate- Arctic LNG2	EURIBOR+ 0.70%~1.20%	EURIBOR+ 1.20%	EURIBOR+ 1.20%	EURIBOR+ 1.20%	EURIBOR+ 1.20%	EURIBOR+ 1.20%

Long-term guaranteed notes, including current portion
Fixed rate	10,442.7	10,442.7	10,442.7	17,056.4	15,664.1	73,377.4	137,425.9	154,088.2
Average interest rate	4.42%	4.49%	4.53%	4.71%	4.89%	5.14%

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

Item 12 Description of Securities other than equity securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived our fees and expenses, of US$553,628.12 for the year ended December 31, 2019.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2019 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2019 (US$)(1)
ADR training expenses	$42,951.69
Directors & Officers Liability insurance fees	$510,676.43
Total	$553,628.12

(1)	Includes the 30% withholding tax paid to the U.S. government.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2019:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2019 (US$)
Fees waived	150,000

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)       Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2019, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2019 was effective.

(c)       Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-6.

(d)       Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert. Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

Our Board adopted a Code of Ethics in 2003 to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements. As part of the continued efforts to improve our corporate governance standards, our Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2019.

We have provided all our directors and senior officers with a copy of the Code of Ethics and require them to comply with the Code of Ethics, so as to ensure that our business is conducted with integrity. We will take disciplinary actions towards any act which is in breach of the Code of Ethics. Any change or waiver, explicit or implicit, with respect to our Code of Ethics, must be disclosed to our shareholders either in our annual report or on our internet website, www.cnoocltd.com.

We have posted our Code of Ethics on our website. To request a copy of our Code of Ethics free of charge, please contact our investor relations manager, by email to ir@cnooc.com.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements were Rmb 51.8 million for 2018 and Rmb 54.1million (US$7.8 million) for 2019.

Audit-Related Fees

The aggregate fees billed for services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements and assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were Rmb 6.8 million for 2018 and Rmb 8.2 million (US$1.2 million) for 2019.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were nil for 2018 and Rmb 2.1 million (US$0.3 million) for 2019.

All Other Fees

The aggregate fees billed for professional services rendered by our principal accountant for risk management advisory services and information systems reviews were Rmb 250,000 for 2018 and Rmb 250,000 (US$35,910) for 2019.

There are no other fees payable to our principal accountant for products and/or services provided by our principal accountant, other than the services reported above, for the financial year ended December 31, 2018 and for the financial year ended December 31, 2019.

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

During 2019, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages beginning on page F-1 following Item 19.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit Number	Document

1.1	Articles of Association of the Registrant, as amended in 2009, incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966) and Exhibit 99.1 to Form 6-K furnished with the Securities and Exchange Commission on March 30, 2012 (File number: 1-14966).
1.2	Memorandum of Association of the Registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862) and Exhibit 99.1 to Form 6-K furnished with the Securities and Exchange Commission on March 30, 2012 (File number: 1-14966).
2.1	Registrant’s Specimen Certificate for Ordinary Shares.
2.2	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).
2.3	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to Exhibit (a)(3) to From F-6 (File No. 333-210253) filed with the SEC on March 17, 2016).
2.4	Form of Indenture, incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F for fiscal year 2002 filed with the Securities and Exchange Commission (File Number: 1-14966).
2.5	Trust Deed dated December 15, 2004 among CNOOC Limited, CNOOC Finance (2004) Limited and J.P. Morgan Corporate Trustee Services Limited, incorporated by reference to Exhibit 2.2 to our annual report on Form 20-F for fiscal year 2004 filed with the Securities and Exchange Commission (File Number: 1-14966).
2.6	Indentures dated January 26, 2011 among CNOOC Finance (2011) Limited, as Issuer, CNOOC Limited, as Guarantor, and The Bank of New York Mellon, as Trustee*.

* Pursuant to Instruction 2(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Securities and Exchange Commission.

2.7	Indentures dated May 2, 2012 among CNOOC Finance (2012) Limited, as Issuer, CNOOC Limited, as Guarantor, Citicorp International Limited, as Trustee, Citibank, N.A., London Brach, as Paying Agent, and Citigroup Global Markets Deutschland AG, as Registrar*.
2.8	Fourth Supplemental Indenture dated March 22, 2013 to the Senior Debt Indenture dated May 4, 2007 among CNOOC Limited, Deutsche Bank Trust Company Americas and Nexen Inc., incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on March 22, 2013 (File number: 1-14966).
2.9	Seventh Supplemental Indenture dated March 22, 2013 to the Trust Indenture dated April 28, 1998 among CNOOC Limited, CIBC Mellon Trust Company, The Bank of New York Mellon and Nexen Inc., incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on March 22, 2013 (File number: 1-14966).
2.10	Form of Indenture among CNOOC Finance (2013) Limited, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.1 to Form F-3 filed with the Securities and Exchange Commission on May 1, 2013 (File number: 333-188261).
2.11	Form of 1.125% Guaranteed Note due 2016, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966).
2.12	Form of 1.750% Guaranteed Note due 2018, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966).
2.13	Form of 3.000% Guaranteed Note due 2023, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966).
2.14	Form of 4.250% Guaranteed Note due 2043, incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966).
2.15	Form of Indenture among CNOOC Nexen Finance (2014) ULC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 1 to Form F-3 filed with the Securities and Exchange Commission on April 22, 2014 (File number: 333-188261).
2.16	Form of 1.625% Guaranteed Note due 2017, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966).
2.17	Form of 4.250% Guaranteed Note due 2024, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966).
2.18	Form of 4.875% Guaranteed Note due 2044, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966).

2.19	Form of Indenture among CNOOC Finance (2015) Australia Pty Ltd, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No.2 to Form F-3 filed with the Securities and Exchange Commission on April 27, 2015 (File number: 333-188261).
2.20	Form of Indenture among CNOOC Finance (2015) U.S.A. LLC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No. 2 to Form F-3 filed with the Securities and Exchange Commission on April 27, 2015 (File number: 333-188261).
2.21	Form of 2.625% Guaranteed Note due 2020, incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966).
2.22	Form of 3.500% Guaranteed Note due 2025, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966).
2.23	Form of 4.200% Guaranteed Note due 2045, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966).
2.24	Form of Indenture among CNOOC Finance (2015) U.S.A. LLC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.1 to Form F-3 filed with the Securities and Exchange Commission on April 20, 2018 (File number: 333-224357).
2.25	Form of 2.875% Guaranteed Note due 2029, incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on September 30, 2019 (File number: 001-14966).
2.26	Form of 3.300% Guaranteed Note due 2049, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on September 30, 2019 (File number: 001-14966).
2.27	Form of Indenture among CNOOC Finance (2013) Limited, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.3 to Form F-3 filed with the Securities and Exchange Commission on September 20, 2019 (File number: 333-224357).
2.28	Description of Securities registered under Section 12 of the Exchange Act.
4.1	The Asset Swap Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.2	The Asset Allocation Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.3	The Reorganization Agreement dated September 13, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.4	Form of the Equity Transfer Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.5	Form of the Transfer Agreement dated October 1, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the 37 PSCs and one geophysical exploration agreement, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.6	Form of Equity Transfer Agreement between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited regarding the transfer of the rights and obligations under Joint Venture Contract of Shanghai Petroleum and Natural Gas Company Limited dated July 28, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.7	Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated December 22, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.8	Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated November 7, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.9	Transfer Agreement dated September 9, 1999 among CNOOC, Offshore Oil Company Limited, the four PRC subsidiaries and CNOOC’s affiliates regarding the transfer of the rights and obligations of the technical services agreements to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.10	Nanshan Terminal Leasing Agreement dated September 9, 1999 between CNOOC, Hainan China Oil and Offshore Natural Gas Company and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.11	Trademark License Agreement dated September 9, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.12	Trademark License Agreement dated September 9, 1999 between China Offshore Oil Marketing Company, CNOOC Limited and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.13	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.14	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.15	Property Leasing Agreement dated September 9, 1999 between Wui Hai Enterprise Company Limited and Offshore Oil Company Limited in respect of the office premises at 6th, 7th and 8th Floors, CNOOC Plaza, No. 6 Dong Zhi Men Wai Xiao Jie, Beijing, incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.16	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Western South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 9th Floors, Nantiao Road, Potou District Zhangjiang, Guangdong, incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.17	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 7th Floors and 9th Floor, 2-37 He Kou Jie, Tanggu District, Tianjin, incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.18	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 20th, 22nd and 23rd Floors, 583 Ling Ling Road, Shanghai, the PRC, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.19	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Eastern South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 3rd Floor and 6th to 11th Floors, 1 Second Industrial Road, Shekou, Shenzhen, the PRC, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.20	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the Chengbei Warehouse, Chengbei Road, Tanggu District, Tianjin City, the PRC, incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.21	Property Leasing Agreement dated September 9, 1999 between Overseas Oil & Gas Corporation, Ltd. and China Offshore Oil (Singapore) International Pte Ltd in respect of the residential premises at 10-01 and 17-002 Aquamarine Tower, 50 Bayshore Road, 13-05 Jade Tower, 60 Bayshore Road, Singapore, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.22	Suizhong Pier Agreement dated September 9, 1999 between Offshore Oil Company Limited and China Offshore Bohai Corporation, incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.23	Form of Novation Agreement among CNOOC, CNOOC China Limited, the Banks and other financial institution and the Fuji Bank Limited Hong Kong Branch, as agent, in respect of the transfer of the US$110 million syndicated loan, incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.24	Form of the Undertaking Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.25	Form of Pre-Global Offering Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.26	Form of Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.27	CNOOC Limited Share Option Scheme adopted on December 31, 2005, incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.28	Subscription Agreement dated March 17, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.29	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hutchison International Limited, incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.30	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hong Kong Electric Holdings Limited, incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.31	Subscription Agreement dated June 28, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.32	Corporation Placing Agreement dated February 6, 2001 among CNOOC Limited, China National Offshore Oil Corporation, Shell Eastern Petroleum (Pte) Limited and Merrill Lynch Far East Limited, incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.33	Equity Transfer Agreement dated September 5, 2003 between CNOOC China Limited and CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.34	Framework Agreement dated April 8, 2004 with CNOOC Finance Corporation Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.35	Framework Agreement dated December 8, 2005 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.36	Framework Agreement dated December 8, 2005 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.37	Framework Agreement dated December 8, 2005 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.38	Sale and Purchase Agreement, dated January 8, 2006 between CNOOC Exploration & Production Limited and South Atlantic Petroleum Limited (certain statements, marked with an asterisk in brackets [*], have been omitted from this agreement pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and the omitted materials have been filed separately in paper form with the Securities and Exchange Commission), incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.39	Framework Agreement dated November 8, 2007 with China BlueChemical Ltd. (Summary Translation), incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.40	Framework Agreement dated November 8, 2007 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.41	Framework Agreement dated November 8, 2007 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.42	Framework Agreement dated November 8, 2007 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.43	Framework Agreement dated November 1, 2010 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966).
4.44	Arrangement Agreement dated July 23, 2012 among CNOOC Limited, CNOOC Canada Holding Ltd. and Nexen Inc., incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for fiscal year 2012 filed with the Securities and Exchange Commission (File number: 1-14966).

4.45	Framework Agreement dated November 6, 2013 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2014 filed with the Securities and Exchange Commission (File number: 1-14966).
4.46	Framework Agreement dated November 15, 2016 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2016 filed with the Securities and Exchange Commission (File number: 1-14966).
4.47	Framework Agreement dated December 1, 2016 with CNOOC Finance (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2016 filed with the Securities and Exchange Commission (File number: 1-14966).
4.48	Framework Agreement dated November 1, 2019 with CNOOC (Summary Translation).
4.49	Financial Services Framework Agreement dated November 21, 2019 with CNOOC Finance (Summary Translation).
8.1	List of Subsidiaries.
10.1	Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).
11.1	Code of Ethics for Directors and Senior Officers, as amended in 2019.
12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.
15.1	2019 Reserves Report of Ryder Scott Company, L.P. (Certain Leasehold Interests and Certain Production Sharing Contracts)
15.2	2019 Reserves Report of Ryder Scott Company, L.P. (Pan American Energy SL)
15.3	2019 Reserves Report of Ryder Scott Company, L.P. (Certain Leasehold and Royalty Interests)
15.4	2019 Reserves Report of Gaffney, Cline & Associates (Consultants) Pte Ltd. (Greater Angostura Fields)
15.5	2019 Reserves Report of Gaffney, Cline & Associates (Consultants) Pte Ltd. (Missan Oil Fields)
15.6	2019 Reserves Report of RPS
15.7	2019 Reserves Report of DeGolyer and MacNaughton
15.8	2019 Reserves Audit Report of McDaniel & Associates Consultants Ltd.
15.9	Letter from Ernst & Young (incorporated by reference to Exhibit 15.7 of our Annual Report on Form 20-F (file No. 001-14966) filed with the Securities and Exchange Commission on April 17, 2014).
15.10	Consent from Ryder Scott Company, L.P.
15.11	Consent from Gaffney, Cline & Associates (Consultants) Pte Ltd.

15.12	Consent from RPS
15.13	Consent from McDaniel & Associates Consultants Ltd.
15.14	Consent from DeGolyer and MacNaughton
15.15	Consent from Deloitte Touche Tohmatsu

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

By:	/s/ Xiaonan Wu
Name: Xiaonan Wu
Title: Joint Company Secretary

Date: April 22, 2020

CNOOC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CNOOC Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of CNOOC Limited and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards as issued by the Hong Kong Institute of Certified Public Accountants.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2020 expressed an unqualified opinion on the Company's internal control over financial reporting.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM-continued

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United State dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment and provision; Depreciation, depletion and amortization-The estimation of oil and gas reserves has a significant impact on the consolidated financial statements, particularly oil and gas properties' impairment testing and depreciation, depletion and amortization charges — Refer to Notes 3 and 14 to the consolidated financial statements

Critical Audit Matter Description

The estimation of oil and gas reserves has a significant impact on the consolidated financial statements, particularly oil and gas properties' impairment testing and depreciation, depletion and amortization charges. For the year ended December 31, 2019, oil and gas properties' impairment and provision, depreciation, depletion and amortization of RMB2,072 million and RMB54,451 million respectively were recognized.

We identified the estimation of oil and gas reserves as a critical audit matter because of the significant judgments made by the management in assessing quantities of reserves. This required extensive audit effort and a high degree of auditor judgment, when performing audit procedures to evaluate the reasonableness of the management’s assessment.

How the Critical Audit Matter Was Addressed in the Audit

Our procedures related to the estimation of oil and gas reserves included the following, among others:

·	We tested the effectiveness of controls over reserves estimation and review process.

·	We evaluated whether the methodology adopted by the Company’s internal and external reserve specialists to estimate oil and gas reserves was consistent with recognized industry standards.

·	We evaluated the competence and objectivity of the reserve specialists to assess whether they were appropriately qualified to carry out the estimation of oil and gas reserves.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM-continued

·	We compared the Company’s oil and gas reserves volumes at December 31, 2019 to that at December 31, 2018, and performed corroborative inquires of the reserve specialists and the management as to the reason for any significant changes.

·	We tested whether the updated estimation of oil and gas reserves was included appropriately in the Company’s consideration in oil and gas properties' impairment testing and depreciation, depletion and amortization charges.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2020

We have served as the Company's auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CNOOC Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of CNOOC Limited and subsidiaries (the "Company") as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control —Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated March 25, 2020 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's annual report on internal control over financial reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM-continued

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

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2020

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 (Restated), 2018 (Restated) AND 2019

(All amounts expressed in millions of Renminbi/US$, except per share data)

	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
		(restated)	(restated)
REVENUE
Revenue recognized from contracts with customers
Oil and gas sales	5	152,412	186,557	197,173	28,322
Marketing revenues	5	28,907	35,830	30,867	4,434
Other revenue		5,652	5,324	5,159	741

		186,971	227,711	233,199	33,497

EXPENSES
Operating expenses		(24,410)	(24,388)	(24,735)	(3,553)
Taxes other than income tax	11 (ii)	(7,221)	(9,141)	(9,156)	(1,315)
Exploration expenses		(6,966)	(13,135)	(12,342)	(1,773)
Depreciation, depletion and amortization	7	(61,442)	(50,838)	(57,699)	(8,288)
Special oil gain levy	11 (iii)	(55)	(2,599)	(894)	(128)
Impairment and provision	7, 14	(9,185)	(666)	(2,094)	(301)
Crude oil and product purchases		(27,643)	(33,558)	(29,040)	(4,171)
Selling and administrative expenses		(7,010)	(7,429)	(8,062)	(1,158)
Others		(6,042)	(5,790)	(4,982)	(716)

		(149,974)	(147,544)	(149,004)	(21,403)

PROFIT FROM OPERATING ACTIVITIES		36,997	80,167	84,195	12,094

Interest income	7	655	798	1,067	153
Finance costs	8	(5,121)	(5,162)	(5,865)	(842)
Exchange gains/(losses), net		356	(141)	(213)	(31)
Investment income	7	2,409	3,685	4,632	665
Share of profits of associates	17	302	406	459	66
Profit/(loss) attributable to a joint venture	18	553	(5,593)	543	78
Other income, net		236	997	831	120

PROFIT BEFORE TAX	7	36,387	75,157	85,649	12,303
Income tax expense	11 (i)	(11,668)	(22,482)	(24,604)	(3,534)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		24,719	52,675	61,045	8,769

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(10,121)	8,638	2,848	409
Share of other comprehensive income of associates		36	16	25	4
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income	19 (ii)	(542)	278	(1,167)	(168)
Others		54	80	(133)	(19)

OTHER COMPREHENSIVE (EXPENSE)/INCOME FOR THE YEAR, NET OF TAX		(10,573)	9,012	1,573	226

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		14,146	61,687	62,618	8,995

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	12	0.55	1.18	1.37	US$0.20
Diluted (RMB Yuan)	12	0.55	1.18	1.37	US$0.20

Details of the dividends proposed and paid for the year are disclosed in note 13 to the consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 (Restated) AND 2019

(All amounts expressed in millions of Renminbi/US$)

	Notes	2018	2019	2019
		RMB	RMB	US$
		(restated)
NON-CURRENT ASSETS
Property, plant and equipment	14	413,383	440,554	63,282
Right-of-use assets	15	-	9,179	1,318
Intangible assets	16	16,073	16,306	2,342
Investments in associates	17	4,433	24,513	3,521
Investment in a joint venture	18	20,268	20,977	3,013
Debt investment		-	1,608	231
Equity investments	19, 36	4,066	2,936	422
Deferred tax assets	11 (i)	27,465	25,992	3,734
Other non-current assets	20	9,542	9,721	1,396

Total non-current assets		495,230	551,786	79,259

CURRENT ASSETS
Inventories and supplies	21	5,853	6,314	907
Trade receivables	22	7,922	10,006	1,436
Due from related companies	32	15,210	15,300	2,198
Other financial assets	19, 36	125,283	114,513	16,449
Other current assets		8,128	9,278	1,333
Time deposits with maturity over three months	23	13,760	16,855	2,421
Cash and cash equivalents	23	14,995	33,679	4,838

Total current assets		191,151	205,945	29,582

CURRENT LIABILITIES
Loans and borrowings	27	4,231	12,590	1,809
Borrowings from the parent company	32	4,760	-	-
Trade and accrued payables	24	13,679	19,828	2,848
Due to the parent company	32	147	3	-
Due to related companies	32	19,628	20,318	2,918
Lease liabilities	28	-	1,425	205
Contract liabilities	25	2,036	2,231	320
Other payables and accrued liabilities	26	13,937	20,898	3,002
Taxes payable		15,739	13,956	2,005

Total current liabilities		74,157	91,249	13,107

NET CURRENT ASSETS		116,994	114,696	16,475

TOTAL ASSETS LESS CURRENT LIABILITIES		612,224	666,482	95,734

NON-CURRENT LIABILITIES
Loans and borrowings	27	133,479	136,152	19,557
Lease Liabilities	28	-	7,062	1,014
Provision for dismantlement	29	54,204	64,163	9,217
Deferred tax liabilities	11 (i)	3,180	3,602	517
Other non-current liabilities		1,451	7,277	1,045

Total non-current liabilities		192,314	218,256	31,350

Net Assets		419,910	448,226	64,384

EQUITY
Equity attributable to owners of the parent
Issued capital	30	43,081	43,081	6,188
Reserves	31	376,819	405,106	58,190
Non-controlling interests		10	39	6

TOTAL EQUITY		419,910	448,226	64,384

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 (Restated), 2018 (Restated) AND 2019

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Cumulative translation reserve	Statutory and non- distributable reserves	Other reserves	Retained earnings	Proposed final dividend	Total	Non-controlling interests	Total equity

Balance at January 1, 2017 (Originally Stated)	43,081	(2,517)	20,000	4,556	308,155	9,096	382,371	-	382,371
Impact of business combination under common control	-	-	-	2,633	314	-	2,947	-	2,947
Balance at January 1, 2017 (restated)	43,081	(2,517)	20,000	7,189	308,469	9,096	385,318	-	385,318
Profit for the year (restated)	-	-	-	-	24,719	-	24,719	-	24,719
Other comprehensive expense, net of income tax	-	(10,121)	-	(452)	-	-	(10,573)	-	(10,573)
Total comprehensive (expense)/income (restated)	-	(10,121)	-	(452)	24,719	-	14,146	-	14,146
2016 final dividend	-	-	-	-	183	(9,096)	(8,913)	-	(8,913)
2017 interim dividend	-	-	-	-	(7,587)	-	(7,587)	-	(7,587)
Proposed 2017 final dividend	-	-	-	-	(10,830)	10,830	-	-	-
Appropriation to reserve**	-	-	50,000	-	(50,000)	-	-	-	-
Others	-	-	-	1	(394)	-	(393)	-	(393)

Balance at December 31, 2017 (restated)	43,081	(12,638)*	70,000*	6,738*	264,560*	10,830*	382,571	-	382,571

Impact of adopting IFRS 15/HKFRS 15	-	-	-	-	(1,218)	-	(1,218)	-	(1,218)
Balance at January 1, 2018 (restated)	43,081	(12,638)	70,000	6,738	263,342	10,830	381,353	-	381,353
Profit for the year (restated)	-	-	-	-	52,675	-	52,675	-	52,675
Other comprehensive income, net of tax	-	8,638	-	374	-	-	9,012	-	9,012
Total comprehensive income (restated)	-	8,638	-	374	52,675	-	61,687	-	61,687
2017 final dividend	-	-	-	-	(463)	(10,830)	(11,293)	-	(11,293)
2018 interim dividend	-	-	-	-	(11,785)	-	(11,785)	-	(11,785)
Proposed 2018 final dividend	-	-	-	-	(15,221)	15,221	-	-	-
Disposal of investments in equity instruments at FVTOCI	-	-	-	-	(14)	-	(14)	-	(14)
Others	-	-	-	19	(67)	-	(48)	10	(38)

Balance at December 31, 2018 (restated)	43,081	(4,000)*	70,000*	7,131*	288,467*	15,221*	419,900	10	419,910

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 (Restated), 2018 (Restated) AND 2019 (continued)

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Cumulative translation reserve	Statutory and non-distributable reserves	Other reserves	Retained earnings	Proposed final dividend	Total	Non-controlling interests	Total equity

Balance at January 1, 2019	43,081	(4,000)	70,000	7,131	288,467	15,221	419,900	10	419,910
Profit for the year	-	-	-	-	61,045	-	61,045	-	61,045
Other comprehensive income, net of tax	-	2,848	-	(1,275)	-	-	1,573	-	1,573
Total comprehensive income	-	2,848	-	(1,275)	61,045	-	62,618	-	62,618
2018 final dividend	-	-	-	-	(489)	(15,221)	(15,710)	-	(15,710)
2019 interim dividend	-	-	-	-	(13,290)	-	(13,290)	-	(13,290)
Proposed 2019 final dividend	-	-	-	-	(18,055)	18,055	-	-	-
Acquisition of a subsidiary under common control	-	-	-	(5,331)	-	-	(5,331)	29	(5,302)

Balance at December 31, 2019	43,081	(1,152)*	70,000*	525*	317,678*	18,055*	448,187	39	448,226

*	These reserve accounts constitute the consolidated reserves of approximately RMB405,106 million (2018: RMB376,819 million) in the consolidated statement of financial position.

**	During the year ended December 31, 2017, CNOOC China Limited (the "CNOOC China"), the Company's wholly-owned subsidiary, appropriated RMB50,000 million of the general reserve fund.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 (Restated), 2018 (Restated) AND 2019

(All amounts expressed in millions of Renminbi/US$)

	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
		(restated)	(restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	34	111,136	140,082	145,979	20,969
Income taxes paid		(16,085)	(15,684)	(22,458)	(3,226)

Net cash flows from operating activities		95,051	124,398	123,521	17,743

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		-	(264)	(5,619)	(807)
Capital expenditure		(48,068)	(51,002)	(66,395)	(9,537)
Additions to investments in associates		(161)	(64)	(7,707)	(1,107)
Decrease/(increase) in time deposits with maturity over three months		1,450	1,620	(3,095)	(445)
Dividends received from associates		116	162	231	33
Dividends received from a joint venture		243	132	172	25
Interest received		666	872	923	133
Investment income received		1,821	2,721	3,822	549
Purchase of other financial assets		(122,267)	(178,100)	(187,805)	(26,977)
Purchase of equity investments		(51)	(39)	-	-
Proceeds from sale of other financial assets		101,396	127,903	197,952	28,434
Proceeds from sale of equity investments		-	17	-	-
Proceeds from disposal of property, plant and equipment		110	590	64	9
Net cash flows used in investing activities		(64,745)	(95,452)	(67,457)	(9,690)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		-	9,952	10,464	1,503
Repayment of guaranteed notes		(8,869)	(4,976)	(2,067)	(297)
Repayments of lease liabilities		-	-	(1,451)	(208)
Proceeds from bank loans		12,737	2,874	3,846	552
Repayment of bank loans		(13,052)	(6,133)	(8,206)	(1,179)
Dividends paid		(16,842)	(23,589)	(28,973)	(4,162)
Interest paid		(5,250)	(5,264)	(5,998)	(861)
Acquisition of a subsidiary under common control		-	-	(5,335)	(766)
Others		-	28	29	4

Net cash flows used in financing activities		(31,276)	(27,108)	(37,691)	(5,414)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(970)	1,838	18,373	2,639
Cash and cash equivalents at beginning of year		14,134	12,949	14,995	2,154
Effect of foreign exchange rate changes, net		(215)	208	311	45

CASH AND CASH EQUIVALENTS AT END OF YEAR	23	12,949	14,995	33,679	4,838

Total cash outflow for leases amounted to RMB2,453 million.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People’s Republic of China (the "PRC") on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil and natural gas.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the "Directors"), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited(1)	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum and natural gas exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum and natural gas products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CEPR Limited (2)	Hong Kong, PRC	EUR1,000	100%	Investment holding

Indirectly held subsidiaries(3):
CNOOC Deepwater Development Limited(1) (4)	Zhuhai, PRC	RMB20.78 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
China United Coalbed Methane Corporation Limited	Beijing, PRC	RMB1.311 billion	100%	Coalbed methane exploration and sales, Coalbed methane surface exploration, gas mineral prospecting, shallow gas development and utilization in the coalbed methane fields in the PRC
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum and natural gas exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum and natural gas exploration and development in the Republic of Iraq

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (continued)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(3) (continued):
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Petroleum North America ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC Petroleum Europe Limited(5)	England and Wales	GBP98,009,131	100%	Petroleum and natural gas exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum and natural gas exploration, development and production in Nigeria
CNOOC Energy U.S.A. LLC	USA	N/A	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Petroleum Offshore U.S.A. Inc. (6)	USA	US$15,830	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Oil Sands Canada(4)	Canada	N/A	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA(7)	Brazil	R$6,778,134,300	100%	Petroleum and natural gas exploration, development and production in Brazil
CNOOC Finance (2014) ULC(8)	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond Issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond Issuance

(1)	Registered as a wholly foreign owned enterprise under the PRC law.

(2)	CEPR Limited ("CEPR") was incorporated on May 31, 2019.

(3)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited and China United Coalbed Methane Corporation Limited which are indirectly held through CNOOC China.

(4)	The registered capital of CNOOC Deepwater Development Limited increased from 20.3 billion to 20.78 billion on December 26, 2019.

(5)	Nexen Petroleum U.K. Limited changed its name to CNOOC Petroleum Europe Limited on January 14, 2019.

(6)	Nexen Petroleum Offshore U.S.A. Inc. changed its name to CNOOC Petroleum Offshore U.S.A. Inc. on January 1, 2019.

(7)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$3,565,600,000 to R$6,778,134,300 on December 26, 2019.

(8)	CNOOC Nexen Finance (2014) ULC changed its name to CNOOC Finance (2014) ULC on June 25, 2019.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (continued)

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

The IASB has issued a number of new and amendments to IFRS standards that are first effective for the current accounting year commencing January 1, 2019 or later but available for early adoption. The equivalent new and amendments to HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended December 31, 2018, except for the first time adoption of the new and amendments to IFRS standards/HKFRSs effective for the Group’s financial year beginning on January 1, 2019. Except as described below, the application of the new and amendments to IFRS standards/HKFRSs in the current year has had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of the Group.

2.2.1	IFRS 16/HKFRS 16 Leases

The Group has applied IFRS 16/HKFRS 16 for the first time in the current year. IFRS 16/HKFRS 16 superseded IAS 17/ HKAS 17 Leases ("IAS 17/HKAS 17") and the related interpretations.

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition at inception, modification date or acquisition date, as appropriate.

As a lessee

The Group has applied IFRS 16/HKFRS 16 retrospectively with the cumulative effect recognized at the date of initial application, January 1, 2019. Any difference at the date of initial application is recognized in the opening retained earnings and comparative information has not been restated.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

2.2.1	IFRS 16/HKFRS 16 Leases (continued)

As a lessee (continued)

When applying the modified retrospective approach under IFRS 16/HKFRS 16 at transition, the Group applied the following practical expedients to leases previously classified as operating leases under IAS 17/HKAS 17, on lease-by-lease basis, to the extent relevant to the respective lease contracts:

i.	relied on the assessment of whether leases are onerous by applying IAS 37/HKAS 37 Provisions, Contingent Liabilities and Contingent Assets as an alternative of impairment review;

ii.	elected not to recognize right-of-use assets and lease liabilities for leases with lease term ends within 12 months of the date of initial application;

iii.	excluded initial direct costs from measuring the right-of-use assets at the date of initial application;

iv.	applied a single discount rate to a portfolio of leases with a similar remaining terms for similar class of underlying assets in similar economic environment. Specifically, the Group applies different discount rates to certain domestic and overseas leases on a portfolio basis; and

v.	used hindsight based on facts and circumstances as at date of initial application in determining the lease term for the Group's leases with extension and termination options.

On transition, the Group has made the following adjustments upon application of IFRS 16/HKFRS 16:

The Group recognized additional lease liabilities of RMB8,373 million upon application of IFRS 16/HKFRS 16 and right-of- use assets at amounts equal to the related lease liabilities by applying IFRS 16/HKFRS 16.C8(b)(ii) transition, adjusted by accrued lease payments and any reclassification of property, plant and equipment, leasehold lands at January 1, 2019.

When recognizing the lease liabilities for leases previously classified as operating leases, the Group has applied incremental borrowing rates of the relevant group entities at the date of initial application. The lessee’s incremental borrowing rates ranged from 3.3%-5.16%.

At January 1, 2019

Operating lease commitments disclosed as at December 31, 2018	16,372
Lease liabilities discounted at relevant incremental borrowing rates	13,226
Add: Lease liabilities resulting from lease modifications of existing leases	2,359
Less: Recognition exemption – short-term leases	(768)
Exclusion of non-lease components	(6,444)
Lease liabilities relating to operating leases recognized upon application of IFRS16/HKFRS 16	8,373
Add: Obligations under finance leases recognized as at December 31, 2018	766
Lease liabilities as at January 1, 2019	9,139

Analyzed as: Current	3,614
Non-current	5,525
Total lease liabilities	9,139

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

2.2.1	IFRS 16/HKFRS 16 Leases (continued)

As a lessee (continued)

The carrying amount of right-of-use assets as at January 1, 2019 comprises the following:

At January 1, 2019

By class:
Floating production, storage and offloading ("FPSO") vessels	7,334
Pipeline	755
Buildings and structures	739
Leasehold lands	666
Equipment	274
Total right-of-use assets	9,768

The following adjustments were made to the amounts recognized in the consolidated statement of financial position at January 1, 2019. Line items that were not affected by the changes have not been included.

		Carrying amounts at December 31, 2018 (restated)	Adjustments	Carrying amounts under IFRS 16/HKFRS 16 at January 1, 2019

Non-current Assets
Property, plant and equipment	*	413,383	(755)	412,628
Right-of-use assets	*/**	-	9,768	9,768
Other non-current assets	**	9,542	(666)	8,876
Current Liabilities
Lease liabilities	*	-	(3,614)	(3,614)
Other payables and accrued liabilities	*/***	(14,084)	128	(13,956)
Non-current liabilities
Lease liabilities	*	-	(5,525)	(5,525)
Other non-current liabilities	*	(1,451)	664	(787)

*	In relation to assets previously under finance leases, the Group recategorized the carrying amounts of the relevant assets which were still under lease as at January 1, 2019 amounting to RMB755 million as right-of-use assets.

**	Payments for leasehold lands included in other non-current assets were recategorized as right-of-use assets.

***	The amount includes balances with related parties.

Note:	For the purpose of reporting cash flows for the year ended December 31, 2019, movements in working capital have been computed based on opening statement of financial position as at January 1, 2019 as disclosed above.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

2.2.2	IFRIC 23/HK(IFRIC)- Int 23 Uncertainty over Income Tax Treatments

IFRIC 23/HK(IFRIC)-Int 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The interpretation requires the Group to determine whether uncertain tax positions are assessed separately or as a group and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by individual group entities in their respective income tax filings. If it is probable, the current and deferred taxes are determined consistently with the tax treatment in the income tax filings. If it is not probable that the relevant taxation authority will accept an uncertain tax treatment, the effect of each uncertainty is reflected by using either the most likely amount or the expected value.

The Group applied this interpretation retrospectively with the cumulative effect of initially applying the interpretation recognized at the date of initial application, January 1, 2019, without restating comparatives. The application of this interpretation in the current period has had no material impact on the consolidated financial statements of the Group.

The Group has not applied the following new and amendments to IFRS standards/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 17/HKFRS 17	Insurance Contracts[1]
Amendments to IFRS 3/HKFRS 3	Definition of a Business[2]
Amendments to IFRS 10/HKFRS 10	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[5]
Amendments to IAS 1/HKAS 1 and IAS 8/HKAS 8	Definition of Material[4]
Amendments to IFRS 9/HKFRS 9, IAS 39/HKAS 39 and IFRS 7/HKFRS 7	Interest Rate Benchmark Reform[4]

1.	Effective for annual periods beginning on or after January 1, 2021

2.	Effective for business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual period beginning on or after January 1, 2020

3.	Effective for annual periods beginning on or after a date to be determined

4.	Effective for annual periods beginning on or after January 1, 2020

5.	Effective for annual periods beginning on or after January 1, 2022

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except for as detailed in the accounting policies notes hereafter. These consolidated financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2019.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill

Business combinations, other than business combinations under common control, are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group from the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs incurred are included in profit or loss.

If the business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss or other comprehensive income, as appropriate.

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

Goodwill is initially measured at cost, being the excess of the aggregate of the purchase consideration, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss as a gain on bargain purchase.

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

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or group of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.

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

The Group’s investments in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Necessary adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. Unrealized gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s investments in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s investments in associates and is not individually tested for impairment.

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

Joint operations

Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Group’s interests in production sharing arrangements and certain joint operation.

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

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRS standards/HKFRSs applicable to the particular assets, liabilities, revenues and expenses.

Joint venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Necessary adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the joint venture. Where the profit sharing ratios are different to the Group’s equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group’s investments in the joint ventures, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures and is not individually tested for impairment.

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

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalizes the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognized based on exploratory experience and management judgement and charged to profit and loss as exploration expenses. Upon discovery of commercial reserves, acquisition costs are transferred to prove properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalized. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

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

Intangible assets other than goodwill

The intangible assets of the Group comprise software and others, gas processing rights under NWS Project, marketing transportation and storage contracts, exploration rights. Intangible assets with finite lives are carried at cost, less accumulated amortization and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortized on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets other than goodwill (continued)

The intangible assets regarding software have been amortized on the straight-line basis over their respective useful lives. The intangible asset regarding the gas processing rights has been amortized upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortized over the life of the contracts on the straight-line basis. The intangible assets related to the exploration rights are amortized over the estimated useful life.

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

Financial assets

Financial assets are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15/HKFRS 15. All recognized financial assets are subsequently measured in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

(a)	Financial assets at amortized cost

Debt instruments that meet the following conditions are subsequently measured at amortized cost less impairment loss:

·	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

·	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Dividends from these investments in equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

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

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 36.

Impairment of financial assets

The Group performs impairment assessment under expected credit loss ("ECL") model on financial assets (including cash and cash equivalents, time deposits with maturity over three months, trade receivables, other receivables and debt investment), which are subject to impairment under IFRS 9/HKFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL ("12m ECL") represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment is done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Significant increase in credit risk (continued)

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

·	an actual or expected significant deterioration in the financial instrument's external (if available) or internal credit rating;

·	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

·	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor's ability to meet its debt obligations;

·	an actual or expected significant deterioration in the operating results of the debtor;

·	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor's ability to meet its debt obligations.

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

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

·	significant financial difficulty of the issuer or the borrower;

·	a breach of contract, such as a default or past due event;

·	the lenders of the borrower, for economic or contractual reasons relating to the borrower's financial difficulty, having granted to the borrower a concession that the lenders would not otherwise consider;

·	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization;

·	the disappearance of an active market for that financial asset because of financial difficulties; or

·	the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Financial liabilities at amortized cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and accrued payables, other payables, and interest-bearing loans and borrowings are initially stated at fair value including directly attributable transaction costs and are subsequently measured at amortized cost, using the effective interest method.

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

In assessing any uncertainty over income tax treatments, the Group considers whether it is probable that the relevant tax authority will accept the uncertain tax treatment used, or proposed to be use by individual group entities in their income tax filings. If it is probable, the current and deferred taxes are determined consistently with the tax treatment in the income tax filings. If it is not probable that the relevant taxation authority will accept an uncertain tax treatment, the effect of each uncertainty is reflected by using either the most likely amount or the expected value.

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

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if any one of the following criteria is met:

•	the customer simultaneously receives and consumes the benefits provided by the Group's performance as the Group performs;

•	the Group's performance creates or enhances an asset that the customer controls as the Group performs; or

•	the Group's performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

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

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 30.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest for the Group.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The Group’s contributions to these defined contribution plans are charged to profit or loss in the year to which they relate.

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

Leases on and after January 1, 2019

Definition of a lease (upon application of IFRS 16/HKFRS 16 in accordance with transitions in note 2)

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16/HKFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee (upon application of IFRS 16/HKFRS 16 in accordance with transitions in note 2)

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Non-lease components are separated from lease component on the basis of their relative stand-alone prices.

As a practical expedient, leases with similar characteristics are accounted on a portfolio basis when the Group reasonably expects that the effects on the consolidated financial statements would not differ materially from individual leases within the portfolio.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases on and after January 1, 2019 (continued)

Right-of-use assets

The cost of right-of-use asset includes:

·	the amount of the initial measurement of the lease liability;

·	any lease payments made at or before the commencement date, less any lease incentives received;

·	any initial direct costs incurred by the Group; and

·	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position.

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

·	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

·	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

·	amounts expected to be payable by the Group under residual value guarantees;

·	the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

·	payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

Variable lease payments that reflect changes in market rental rates are initially measured using the market rental rates as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognized as expense in the period in which the event or condition that triggers the payment occurs.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases on and after January 1, 2019 (continued)

Lease liabilities (continued)

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

·	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

·	the lease payments change due to changes in market rental rates following a market rent review or expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Group presents lease liabilities as a separate line item on the consolidated statement of financial position.

Lease modifications

The Group accounts for a lease modification as a separate lease if:

·	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

·	the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of- use asset. When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Leases prior to January 1, 2019

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

Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

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

In the process of applying the Group’s accounting policies, the Directors have made the following judgements, estimates and assumptions, which have the most significant effect on the amounts recognized in the consolidated financial statements.

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

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission’s rules, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgements, estimates and assumptions (continued)

(b)	Carrying value of oil and gas properties

The calculation of the unit-of-production rate for oil and gas properties depreciation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual oil and gas prices and oil and gas price assumptions and unforeseen operational issues.

(c)	Recoverable amount of oil and gas properties

The Group makes an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. In any event, the Group would make an estimate of the asset’s recoverable amount, which is calculated at the higher of the asset’s value in use and its fair value less costs of disposal. The Group recognizes an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. The Group charges an impairment loss to the profit or loss in the period in which it arises. A reversal of an impairment loss is credited to the profit or loss in the period in which it arises.

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future oil and gas prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with the Group’s anticipated drilling plan, changes in the Group’s capital costs and operating expense assumptions, and discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to various risk factors. The complex economic outlook may also materially and adversely affect the Group’s key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

Actual cash flows are likely to be different from those estimated or forecast since anticipated events frequently do not occur as expected and unforeseen events may arise. The Group’s results of operations could be materially and adversely affected for the period in which future impairment charges are incurred.

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

Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective group company’s domicile.

4.	ACQUISITION AND OTHER VENTURE

On June 7, 2019, the Company and CEPR, a wholly-owned subsidiary of the Company, entered into a share purchase agreement with Joint Stock Company Novatek (“JSC Novatek”) and Ekropromstroy Limited Liability Company ("Ekropromstroy"), a wholly-owned subsidiary of JSC Novatek, pursuant to which, CEPR shall acquire a 10% equity interest in Arctic LNG 2 LLC held by Ekropromstroy. The acquisition was completed on July 19, 2019. The Company has the ability to participate in the financial and operating policy decisions through the voting power of its share ownership interest at general meetings of shareholders, which is the decision-making institution of Arctic LNG 2 LLC. It is therefore determined that the Company has significant influence, and recognized Arctic LNG 2 LLC as an associate and accounted for its participation interest using the equity method. The total consideration comprises a cash consideration of USD903 million which has been paid, a deferred consideration of USD820 million over 2020 and a series of contingent payments, which are capped at USD 920 million, based on the date on which the LNG facility train 1 achieves operational start-up and future oil prices.

On August 1, 2019, CNOOC China, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with CNOOC, pursuant to which, CNOOC China shall acquire the 100% equity interest in China United Coalbed Methane Corporation Limited ("CUCBM") held by CNOOC at a total consideration of approximately RMB5.335 billion, which was settled in cash by CNOOC China. The acquisition was completed on October 11, 2019 and CUCBM becomes an indirect wholly-owned subsidiary of the Company.

Since the Group and CUCBM are under common control of CNOOC, the Group’s acquisition of CUCBM has been accounted for as a combination of entities under common control. Accordingly, the assets and liabilities of CUCBM have been accounted for at historical amounts and consolidated financial statements of the Group prior to the acquisition are combined with the financial statements of CUCBM. The consideration for the acquisition is accounted for as an equity transaction in the consolidated statement of changes in equity.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	ACQUISITION AND OTHER VENTURE (continued)

The consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2018 and 2017 and the consolidated statement of financial position as at December 31, 2018 have been restated, the restated amounts presented and the amounts previously reported in the consolidated financial statements of the Group in 2018 are set out below:

	Amounts previously reported	Impact of business combination under common control	Amounts restated

Consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2018
Revenue	226,963	748	227,711
Profit before tax	75,177	(20)	75,157
Profit for the year	52,688	(13)	52,675

Consolidated statement of financial position as at December 31, 2018
Total assets	678,779	7,602	686,381
Total liabilities	261,414	5,057	266,471
Total Equity	417,365	2,545	419,910

For the periods presented, all significant transactions and balances between the Group and CUCBM have been eliminated on combination.

5.	OIL AND GAS SALES AND MARKETING REVENUES

	2017	2018	2019
	(restated)	(restated)
Gross sales	156,828	191,966	202,635
Less: Royalties	(3,226)	(4,215)	(4,432)
PRC government's share of oil	(1,190)	(1,194)	(1,030)
Oil and gas sales	152,412	186,557	197,173
Marketing revenues	28,907	35,830	30,867

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

Marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries, which is recognized at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable. The cost of the oil and gas sold is included in "Crude oil and product purchases" in the consolidated statement of profit or loss and other comprehensive income.

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

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: E&P, trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision makers make decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments. The geographical information is separately disclosed in (b).

The following table presents the segment financial information for the Group for the years ended December 31, 2017, 2018 and 2019.

	E&P			Trading business			Corporate			Eliminations			Consolidated

	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
	(restated)	(restated)		(restated)	(restated)		(restated)	(restated)		(restated)	(restated)		(restated)	(restated)

External Revenue	143,010	174,671	179,654	43,618	52,610	53,093	343	430	452	-	-	-	186,971	227,711	233,199
Intersegment Revenue*	14,737	16,805	22,256	(14,737)	(16,805)	(22,256)	84	176	84	(84)	(176)	(84)	-	-	-

Total revenue	157,747	191,476	201,910	28,881	35,805	30,837	427	606	536	(84)	(176)	(84)	186,971	227,711	233,199

Segment profit/(loss) for the year	23,905	53,935	60,296	808	1,894	1,517	6,391	4,581	(776)	(6,385)	(7,735)	8	24,719	52,675	61,045

Amounts included in the measure of segment profit or loss
Operating expenses	(24,410)	(24,405)	(24,754)	-	-	-	-	-	-	-	17	19	(24,410)	(24,388)	(24,735)
Taxes other than income tax	(7,180)	(9,086)	(9,094)	-	-	-	(41)	(55)	(62)	-	-	-	(7,221)	(9,141)	(9,156)
Exploration expenses	(6,981)	(13,201)	(12,342)	-	-	-	-	-	-	15	66	-	(6,966)	(13,135)	(12,342)
Depreciation, depletion and amortization	(61,019)	(50,558)	(57,213)	(67)	(55)	(79)	(423)	(301)	(478)	67	76	71	(61,442)	(50,838)	(57,699)
Impairment and provision	(9,216)	(659)	(2,094)	-	-	-	31	(7)	-	-	-	-	(9,185)	(666)	(2,094)
Selling and administrative expenses	(5,115)	(5,359)	(6,124)	(269)	(296)	(199)	(1,654)	(1,816)	(1,757)	28	42	18	(7,010)	(7,429)	(8,062)
Interest income	317	478	759	-	3	4	1,571	1,385	1,104	(1,233)	(1,068)	(800)	655	798	1,067
Finance costs	(3,351)	(4,048)	(4,451)	(1)	(1)	(2)	(3,011)	(2,181)	(2,238)	1,242	1,068	826	(5,121)	(5,162)	(5,865)
Share of profits of associates and profit/(loss) attributable to a joint venture	(88)	(2)	31	-	-	-	943	(5,185)	971	-	-	-	855	(5,187)	1,002
Income tax expense	(11,224)	(23,552)	(21,551)	(3)	(4)	(7)	(441)	1,074	(3,046)	-	-	-	(11,668)	(22,482)	(24,604)

Other segment information
Investments in associates and a joint venture	655	661	20,447	-	-	-	28,491	24,040	25,043	-	-	-	29,146	24,701	45,490
Others	464,650	490,065	541,591	3,588	3,154	6,347	340,329	401,290	407,851	(213,624)	(232,829)	(243,548)	594,943	661,680	712,241

Segment assets	465,305	490,726	562,038	3,588	3,154	6,347	368,820	425,330	432,894	(213,624)	(232,829)	(243,548)	624,089	686,381	757,731

Segment liabilities	(305,441)	(336,370)	(384,359)	(2,375)	(2,125)	(4,535)	(124,794)	(138,232)	(152,870)	191,092	210,256	232,259	(241,518)	(266,471)	(309,505)

Capital expenditure	53,159	70,783	85,001	-	-	-	421	542	487	-	-	-	53,580	71,325	85,488

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

6.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil and natural gas in offshore China, Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil, Guyana, Russia and Australia etc.

In presenting the Group's geographical information, revenues from external customers are based on the location of the Group's customers, and non-current assets are attributed to the segments based on the location of the Group's assets. 66% (2018: 68%, 2017: 65%) of the Group's revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group's geographical information for the years ended December 31, 2017, 2018 and 2019.

	PRC			Canada			Others			Consolidated

	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
	(restated)	(restated)		(restated)	(restated)		(restated)	(restated)		(restated)	(restated)

Property, plant and equipment	167,703	173,846	197,115	95,552	92,386	92,537	138,289	147,151	150,902	401,544	413,383	440,554
Right-of-use assets	-	-	5,774	-	-	689	-	-	2,716	-	-	9,179
Investments in associates and a joint venture	3,680	3,947	4,649	-	-	-	25,466	20,754	40,841	29,146	24,701	45,490
Other non-current assets	8,564	8,827	9,275	605	636	405	141	79	41	9,310	9,542	9,721

(c)	Information about major customers

The current year's revenue of approximately RMB19,126 million (2018: approximately RMB13,329 million, 2017: approximately RMB15,488 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC, its subsidiaries (excluding the Group) and associates (the "CNOOC Group") are included in Note 32 (iii).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

7.	PROFIT BEFORE TAX

The Group's profit before tax is arrived at after (crediting)/charging:

	2017	2018	2019
	(restated)	(restated)

Crediting:
Interest income from bank deposits	(655)	(798)	(1,067)

Investment income:
– Fair value changes on other financial assets	(2,409)	(3,685)	(4,603)

Insurance compensation on disposal of property, plant and equipment	(110)	(611)	(436)

Charging:
Auditors' remuneration:
– Audit fee	51	52	54
– Other fees	5	7	10

	56	59	64

Employee wages, salaries, allowances and social security costs	6,678	8,406	7,943

Impairment and provision:
- Property, plant and equipment	8,660	196	2,072
- Others	525	470	22
	9,185	666	2,094

Depreciation, depletion and amortization:
– Property, plant and equipment	60,971	50,810	54,862
– Right-of-use assets	-	-	1,359
– Intangible assets	857	405	365
– Net amount capitalized	(386)	(377)	1,113

	61,442	50,838	57,699

Lease rentals:
– Office properties	644	668	444
– Plant and equipment	1,560	1,563	280

	2,204	2,231	724

Repairs and maintenance	4,801	4,596	5,415
Research and development costs	1,777	2,350	1,632
Loss/(gain) on disposal of property, plant and equipment	133	77	(92)

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	FINANCE COSTS

	2017	2018	2019
	(restated)	(restated)

Interest on bank loans	241	139	114
Interest on other loans	5,207	5,280	5,631
Interest on lease liabilities		-	348
Other borrowing costs	23	21	26

Total borrowing costs	5,471	5,440	6,119

Less: Amount capitalized in property, plant and equipment (note 14)	(2,495)	(2,838)	(3,048)

	2,976	2,602	3,071
Other finance costs:
Unwinding of discount on provision for dismantlement (note 29)	2,145	2,560	2,794

	5,121	5,162	5,865

During the year ended December 31, 2019, the effective interest rates used to determine the amount of related borrowing costs for capitalization varied from 0.7% to 7.875% (2018: from 0.95% to 7.875% , 2017: from 0.95% to 7.875%) per annum.

9.	KEY MANAGEMENT PERSONNEL'S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)       Directors' remuneration

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

2017
Executive directors:

Yuan Guangyu(2)	-	197	455	134	786
Xu Keqiang(3)	-	146	162	94	402

Subtotal	-	343	617	228	1,188

Non-executive directors:

Yang Hua(4)	-	-	-	-	-
Liu Jian	-	-	-	-	-
Wu Guangqi	-	-	-	-	-

Subtotal	-	-	-	-	-

Independent non-executive
directors:

Chiu Sung Hong	972	-	-	-	972
Lawrence J. Lau	824	-	-	-	824
Tse Hau Yin, Aloysius	972	-	-	-	972
Kevin G. Lynch	824	-	-	-	824

Subtotal	3,592	-	-	-	3,592

Total	3,592	343	617	228	4,780

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	KEY MANAGEMENT PERSONNEL'S REMUNERATION (continued)

(i)	Directors' remuneration (continued)

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

2018
Executive directors:

Yuan Guangyu	-	231	546	143	920
Xu Keqiang	-	231	467	143	841

Subtotal	-	462	1,013	286	1,761

Non-executive directors:

Yang Hua	-	-	-	-	-
Wang Dongjin(5)(7)	-	-	-	-	-
Liu Jian(6)	-	-	-	-	-
Wu Guangqi(5)	-	-	-	-	-

Subtotal	-	-	-	-	-

Independent non-executive
directors:
Chiu Sung Hong	946	-	-	-	946
Lawrence J. Lau	802	-	-	-	802
Tse Hau Yin, Aloysius	946	-	-	-	946
Kevin G. Lynch	802	-	-	-	802
Subtotal	3,496	-	-	-	3,496
Total	3,496	462	1,013	286	5,257

2019
Executive directors:

Xu Keqiang (13)	-	257	870	186	1,313
Yuan Guangyu (11)	-	175	1,034	128	1,337

Subtotal	-	432	1,904	314	2,650

Non-executive directors:

Wang Dongjin(12)	-	-	-	-	-
Yang Hua(10)	-	-	-	-	-

Subtotal	-	-	-	-	-

Independent non-executive directors:
Chiu Sung Hong	985	-	-	-	985
Lawrence J. Lau	835	-	-	-	835
Tse Hau Yin, Aloysius	1,029	-	-	-	1,029
Qiu Zhi Zhong (8)	543				543
Kevin G. Lynch(9)	294	-	-	-	294
Subtotal	3,686	-	-	-	3,686
Total	3,686	432	1,904	314	6,336

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	KEY MANAGEMENT PERSONNEL'S REMUNERATION (continued)

(i)	Directors' remuneration (continued)

Notes:

(1)	Fees, salaries, allowances, benefits in kind and performance related bonuses represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	On April 18, 2017, Mr. Yuan Guangyu was appointed as the Chief Executive Officer of the Company. Mr. Yuan Guangyu resigned as the President of the Company.

(3)	On April 18, 2017, Mr. Xu Keqiang was appointed as an Executive Director and the President of the Company.

(4)	On April 18, 2017, Mr. Yang Hua was re-designated as a Non-executive Director of the Company and resigned as the Chief Executive Officer of the Company. He remains as the Chairman of the Board.

(5)	On April 27, 2018, Mr. Wang Dongjin was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

(6)	On August 16, 2018, Mr. Liu Jian resigned as the Vice Chairman and a Non-executive Director of the Company.

(7)	On December 5, 2018, Mr. Wang Dongjin, a Non-executive Director, was appointed as the Vice Chairman of the Company.

(8)	On May 7, 2019, Mr. Qiu Zhi Zhong was appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

(9)	On May 7, 2019, Mr. Kevin G. Lynch resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

(10)	On September 2, 2019, Mr. Yang Hua resigned as a Non-executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company.

(11)	On September 2, 2019, Mr. Yuan Guangyu resigned as an Executive Director and the Chief Executive Officer of the Company.

(12)	On November 18, 2019, Mr. Wang Dongjin was appointed as the Chairman of the Board and the Chairman of the Nomination Committee of the Company, and on longer served as Vice Chairman of the Board.

(13)	On November 19, 2019, Mr. Xu Keqiang, Executive Director and the then President of the Company, was appointed as the Chief Executive Officer of the Company.

The Company has adopted the share option schemes for the grant of options to the Company’s directors. The fair value of share options for the directors is measured according to the Group’s accounting policies as set out in note 3. No Directors exercised any share option in 2017, 2018 or 2019. No new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company in 2017, 2018 or 2019. Further details of share option scheme and valuation techniques are set out in note 30.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year. In 2017, 2018 or 2019, the executive directors’ remuneration shown above were for their services in connection with the management of the affairs of the Company. The other directors’ remuneration shown above were for their services as directors of the Company.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	KEY MANAGEMENT PERSONNEL'S REMUNERATION (continued)

(ii)	Other key management personnel's (excluding Directors') remuneration

	2017	2018	2019

Short term employee benefits	9	9	13
Pension scheme contributions	1	1	1
Amount paid/payable during the year	10	10	14

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2017	2018	2019

Nil to RMB 2,000,000	12	9	4
RMB2,000,001 to RMB2,500,000	-	-	3
	12	9	7

10.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2018: none; 2017: none) of the Directors, details of whose remuneration are disclosed in note 9(i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2018: five; 2017: five) highest paid employees, for the year are as follows:

	2017	2018	2019

Salaries, allowances and benefits in kind(1)	21	21	27
Performance-related bonuses	19	18	18
Pension scheme contributions	1	1	2
Amount paid/payable during the year	41	40	47

(1)	Salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

The remuneration of the five (2018: five, 2017: five) highest paid employees, falls within the following bands:

	2017	2018	2019

RMB6,000,001 to RMB6,500,000	1	-	-
RMB6,500,001 to RMB7,000,000	-	2	-
RMB7,000,001 to RMB7,500,000	1	-	-
RMB7,500,001 to RMB8,000,000	-	1	2
RMB8,000,001 to RMB8,500,000	1	-	1
RMB8,500,001 to RMB9,000,000	-	1	-
RMB9,000,001 to RMB9,500,000	1	-	-
RMB10,000,001 to RMB10,500,000	1	-	1
RMB10,500,001 to RMB11,000,000	-	1	-
RMB12,500,001 – RMB13,000,000	-	-	1
	5	5	5

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2018: 16.5%, 2017: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the "Enterprise Income Tax Law of the People’s Republic of China") by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from January 1, 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from January 1, 2008.

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% from 2018 to 2020 (2017: 15%), after being reassessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2018: 10% to 50%, 2017: 10% to 50%). The province income tax rate of Alberta, Canada reduced from 12% to 11% on July 1, 2019, and will decrease by one percentage point on January 1 of each year until it reaches 8% on January 1, 2022.

As at December 31, 2019, deferred tax liabilities related to undistributed earnings of the Company’s overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2017	2018	2019
	(restated)	(restated)

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	11,475	18,151	19,054
Provision for overseas enterprise income tax on the estimated taxable profits for the year	4,390	5,043	3,179
Deferred tax
Temporary differences in the current year	(7,573)	(712)	(130)
Effect of changes in tax rates	3,376	-	2,501

Income tax expense for the year	11,668	22,482	24,604

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	TAX (continued)

(i)	Income tax (continued)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2017	2018	2019
	%	%	%
	(restated)	(restated)

PRC statutory enterprise income tax rate	25.0	25.0	25.0
Effect of different tax rates for overseas subsidiaries	(1.6)	7.0	2.6
Effect of changes in tax rates	9.4	-	2.9
Tax credit from the government	(2.7)	(0.8)	(2.6)
Tax reported in equity-accounted entities within China	(0.2)	(0.2)	(0.1)
Tax losses previously not recognized	-	(0.2)	-
Others	2.2	(0.9)	0.9

Group's effective income tax rate	32.1	29.9	28.7

The movements of deferred tax liabilities net of deferred tax assets are as follows:

2017
(restated)

At December 31, 2016	(19,185)
Credit to the profit or loss	(7,573)
Changes in tax rates	3,376
Charge to equity	7
Exchange differences	1,143
At December 31, 2017	(22,232)

2018
(restated)

At December 31, 2017	(22,232)
Credit to the profit or loss	(712)
Changes in tax rates	-
Charge to equity	(190)
Exchange differences	(1,151)
At December 31, 2018	(24,285)

2019

At December 31, 2018	(24,285)
Credit to the profit or loss	(130)
Changes in tax rates	2,501
Charge to equity	(111)
Exchange differences	(365)
At December 31, 2019	(22,390)

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	TAX (continued)

(i)	Income tax (continued)

Principal components of deferred tax balances are as follows:

	2018	2019
	(restated)

Deferred tax assets
Property, plant and equipment	5,322	5,996
Provision for dismantlement	11,087	12,418
Losses available for offsetting against future taxable profit	18,565	19,367
Fair value of long term borrowings	1,770	1,472
Others	2,008	687

	38,752	39,940

Deferred tax liabilities
Property, plant and equipment	(14,078)	(17,313)
Fair value changes on other financial assets	-	(2)
Others	(389)	(235)

	(14,467)	(17,550)

Net deferred tax assets	24,285	22,390
Of which
– deferred tax assets	27,465	25,992
– deferred tax liabilities	(3,180)	(3,602)

As at December 31, 2019, the Group had approximately RMB95,794 million (2018: RMB97,614 million) of carryforward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 5 to 19 years.

Deferred tax assets in respect of tax losses are recognized only to the extent of the anticipated future taxable profits or reversal of existing taxable temporary differences.

As at December 31, 2019, the Group's recognized deferred tax assets on tax losses amounted to RMB89,268 million (2018: RMB83,158 million). Unrecognized tax losses, where recovery is not currently expected, amounted to RMB6,526 million (2018: RMB14,456 million). This includes RMB3,398 million (2018: RMB7,876 million) of unrecognized tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 1 to 7 years.

As at December 31, 2019, the Group's unrecognized deferred tax assets related to unused tax credits amounted to RMB10,220 million (2018: RMB10,944 million). This includes RMB9,949 million (2018: RMB10,696 million) of unrecognized deferred tax assets related to unused tax credits from Nigeria which has no fixed expiry date. The remainder expires between 2028 and 2039.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	TAX (continued)

(ii)       Other taxes

The Company's PRC subsidiaries pay the following other taxes and dues:

i.	Production tax at the rate of 5% on production under production sharing contracts;

ii.	Value added tax ("VAT") at the rates from 11% to 17% on taxable sales under independent oil and gas fields before May 1, 2018. VAT rates of 17% and 11% have been adjusted to 16% and 10% respectively since May 1, 2018 according to "Notice on Adjustment on Value-added Tax Rates" (Cai Shui [2018] No.32). VAT rates of 16% and 10% have been adjusted to 13% and 9% respectively since April 1, 2019 according to "Announcement on Policies for Deepening the VAT Reform" (Announcement [2019] No. 39 of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs).

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

iii.	Resource tax at the rate of 6% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts;

iv.	City construction tax at the rates of 1% or 7% on the production tax and VAT paid;

v.	Educational surcharge at the rate of 3% on the production tax and VAT paid; and

vi.	Local educational surcharge at the rate of 2% on the production tax and VAT paid.

In addition, other taxes paid and payable by the Company's non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

(iii)       Special Oil Gain Levy

In 2006, a Special Oil Gain Levy ("SOG Levy") was imposed by the Ministry of Finance of the PRC ("MOF") at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from January 1, 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and ad valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	EARNINGS PER SHARE

	2017	2018	2019
	(restated)	(restated)

Earnings:
Profit for the purpose of basic and diluted earnings per share calculation	24,719	52,675	61,045

Number of shares:
Number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984	44,647,455,984

Effect of dilutive potential ordinary shares under the share option schemes	4,101,969	8,566,982	3,654,758

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,651,557,953	44,656,022,966	44,651,110,742

Earnings per share:
Basic (RMB Yuan)	0.55	1.18	1.37
Diluted (RMB Yuan)	0.55	1.18	1.37

13.	DIVIDENDS

	2017	2018	2019

Dividend per ordinary share:
2019 interim dividend - HK$0.33 (2018: interim dividend HK$0.30, 2017: interim dividend HK$0.20) per ordinary share	7,601	11,890	13,260
2018 final dividend - HK$0.40 (2017: final dividend HK$0.30, 2016: Final dividend HK $0.23) per ordinary share	8,847	11,633	15,713

2019 final dividend proposed at HK$0.45 per ordinary share by the Board of Directors - not recognized as a liability as at the end of the year	11,633	15,713	18,055

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the "Enterprise Income Tax Law of the People’s Republic of China") shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total

Cost:

At January 1, 2018 (restated)	895,141	5,062	900,203
Additions	58,232	120	58,352
Acquisitions	264	-	264
Disposals and write-offs	(2,751)	(41)	(2,792)
Exchange differences	21,719	128	21,847

At December 31, 2018 (restated)	972,605	5,269	977,874

At January 1, 2019 (restated)	972,605	5,269	977,874
Additions	78,523	710	79,233
Acquisitions	5,619	-	5,619
Disposals and write-offs	(9,270)	(313)	(9,583)
Exchange differences	8,463	36	8,499

At December 31, 2019	1,055,940	5,702	1,061,642

Accumulated depreciation, depletion and amortization and impairment:

At January 1, 2018 (restated)	(496,763)	(1,924)	(498,687)
Depreciation charge for the year	(50,401)	(409)	(50,810)
Impairment	(5,861)	-	(5,861)
Disposals and write-offs	1,497	38	1,535
Exchange differences	(10,616)	(52)	(10,668)

At December 31, 2018(restated)	(562,144)	(2,347)	(564,491)

At January 1, 2019(restated)	(562,144)	(2,347)	(564,491)
Depreciation charge for the year	(54,451)	(411)	(54,862)
Impairment	(2,072)	-	(2,072)
Disposals and write-offs	4,312	278	4,590
Exchange differences	(4,233)	(20)	(4,253)

At December 31, 2019	(618,588)	(2,500)	(621,088)

Net book value:
At December 31, 2018 (restated)	410,461	2,922	413,383

At December 31, 2019	437,352	3,202	440,554

Included in the current year's additions was an amount of approximately RMB3,048 million (2018: approximately RMB2,838 million, 2017: approximately RMB2,495 million ) in respect of interest capitalized in property, plant and equipment (note 8). Included also in the depreciation charge for the year was an amount of approximately RMB1,199 million (2018: approximately RMB1,298 million, 2017: approximately RMB636 million) in respect of a depreciation charge on dismantlement cost capitalized in oil and gas properties.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment and provision recognized during the year included the impairment loss to reduce the carrying amount of certain oil and gas properties to the recoverable amount. In 2019, impairment losses of RMB513 million and RMB1,559 million related to oil and gas properties in China and North America were recognized as impairment and provision in profit or loss, primarily triggered by reserve decrease. In 2018, an impairment loss of RMB5,387 million related to certain exploration and evaluation assets in North America was recognized as exploration expenses in profit or loss, primarily triggered by the uncertainty of future development.

For both years, the recoverable amount was calculated based on the assets’ value in use and was determined at the cash-generating unit level. The Company identifies a field or a group of fields that could generate cash inflows independently as a cash-generating unit. The principal parameters used in determining the recoverable amount of the Group’s assets include estimates of proved and unproved reserves, future commodity prices that come from the price forecast of respected and independent institutions, combined with internal analysis and judgment of the international market environment, as well as best estimates of drilling and development costs.

The discount rate is derived from the Company’s weighted average cost of capital ("WACC") and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. The discount rate used for value in use calculations was 8% in 2019 after tax (2018: 8%). A derived pre-tax discount rate would be 8%-10% (2018: 9%).

In June 2016, the book value of the Long Lake assets was written down to an estimated recoverable amount of RMB33,902 million. While the future operating plan of Long Lake assets is under assessment by management, there had not been any further impairment of such assets during the year ended December 31, 2019.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	RIGHT-OF-USE ASSETS

	FPSO	Building and structures	Equipment	Pipelines	Leasehold lands	Total
Cost:
At January 1, 2019	7,334	739	274	907	754	10,008
Additions	-	40	576	-	123	739
Disposals and write-offs	-	(38)	-	-	-	(38)
Exchange differences	31	11	14	15	-	71
At December 31, 2019	7,365	752	864	922	877	10,780

Accumulated depreciation, depletion and amortization and impairment:
At January 1, 2019	-	-	-	(152)	(88)	(240)
Depreciation charge for the year	(712)	(169)	(422)	(33)	(23)	(1,359)
Impairment	-	-	-	-	-	-
Disposals and write-offs	-	-	-	-	-	-
Exchange differences	-	-	-	(2)	-	(2)
At December 31, 2019	(712)	(169)	(422)	(187)	(111)	(1,601)

Net book value:
At January 1, 2019	7,334	739	274	755	666	9,768
At December 31, 2019	6,653	583	442	735	766	9,179

Expense relating to short-term leases and other leases with lease terms end within 12 months of the date of initial application of IFRS 16 /HKFRS 16	-	443	-	-	-	443

Variable lease payments not included in the measurement of lease liabilities	280	1	-	-	-	281

For both years, the Group leases various FPSO and offices for its operations. Lease contracts are entered into for fixed term of 13 months to 171 months, but may have extension options. Certain leases of pipelines were accounted for as finance leases during the year ended December 31, 2018 and carried interest ranged from 6.35% to 11%. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

During the current period, the Group recognized right-of-use assets of approximately RMB12 million for leases with the CNOOC Group.

Variable lease payments

Leases of FPSO are either with only fixed lease payments or contain variable lease payment that are based on production volume and minimum annual lease payment that are fixed over the lease term. The fixed and variable lease payments paid to relevant FPSO lessors for the year ended December 31, 2019 amounted to RMB1,016 million and RMB280 million.

The overall financial effect of using variable payment terms is that higher rental costs are incurred by FPSO with higher production volume. Variable rent expenses are expected to continue to represent a similar proportion of production volume in future years.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

16.	INTANGIBLE ASSETS

	Gas processing rights under NWS Project	Exploration rights	Marketing transportation and storage contracts	Software and others	Goodwill	Total

Cost:
At January 1, 2018 (restated)	1,199	531	1,484	2,712	13,892	19,818
Additions	-	-	-	309	-	309
Disposal	-	-	(50)	(29)	-	(79)
Exchange differences	60	-	73	47	700	880

At December 31, 2018 (restated)	1,259	531	1,507	3,039	14,592	20,928

At January 1, 2019	1,259	531	1,507	3,039	14,592	20,928
Additions	-	-	-	348	-	348
Disposal	-	-	-	(27)	-	(27)
Exchange differences	21	-	24	14	239	298

At December 31, 2019	1,280	531	1,531	3,374	14,831	21,547

Accumulated amortization:
At January 1, 2018 (restated)	(732)	(189)	(1,239)	(2,228)	-	(4,388)
Amortization charge for the year	(65)	(30)	(48)	(262)	-	(405)
Disposal	-	-	50	29	-	79
Exchange differences	(39)	-	(62)	(40)	-	(141)

At December 31, 2018 (restated)	(836)	(219)	(1,299)	(2,501)	-	(4,855)

At January 1, 2019	(836)	(219)	(1,299)	(2,501)	-	(4,855)
Amortization charge for the year	(53)	(30)	(55)	(227)	-	(365)
Disposal	-	-		27	-	27
Exchange differences	(15)	-	(20)	(13)	-	(48)

At December 31, 2019	(904)	(249)	(1,374)	(2,714)	-	(5,241)

Net book value:
At December 31, 2018 (restated)	423	312	208	538	14,592	16,073

At December 31, 2019	376	282	157	660	14,831	16,306

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates at the end of the reporting period are as follows:

		Nominal value
		of ordinary shares issued and	Percentage of equity
	Place of	paid-up/registered	attributable to
Name of associates	establishment	capital	the Group	Principal activities

Shanghai Petroleum Corporation Limited(1)	Shanghai, PRC	RMB900 million	30.0%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited(1)	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities
Jiangsu Shuangchuang Renewable Energy Development Corporation Limited (1)(2)	Jiangsu, PRC	RMB960 million	47%	New energy technology research and development, technical consulting, technical services; wind power; technical services for power system and facilities; power engineering and construction (operated with qualification certificates); generator set installation, commissioning and maintenance
Arctic LNG 2 LLC	Russian Federation	RUB15,975,910,000	10%	Exploration and development of natural gas and production and marketing of liquefied natural gas in Russia

(1)	Registered as a limited liability company under the PRC Law.

(2)	Interest in Jiangsu Shuangchuang Renewable Energy Development Corporation Limited ("Jiangsu Shuangchuang") held by CNOOC China was updated to 47% and the registered capital of Jiangsu Shuangchuang increased from 100 million to 960 million on October 30, 2019.

To give details of other associates would, in the opinion of the Directors, result in particulars of excessive length.

The Group's investments in associates represent:

	2018	2019
Share of net assets	4,433	24,513

None of the Group’s associates are considered to be individually material. The following table illustrates the summarized financial information of the Group’s associates in the consolidated financial statements:

	2017	2018	2019

Profit for the year	302	406	459
Other comprehensive income	36	16	25
Total comprehensive income	338	422	484

Dividend of RMB231 million was received from the associates in 2019 (2018: RMB162 million, 2017: RMB116 million).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

18.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid- up/registered capital	Percentage of equity attributable to the Group	Principal activities
BC ENERGY INVESTMENTS CORP.	British Virgin Islands	US$ 102,325,582	50%	Investment holding

Summarized financial information of the joint venture is disclosed below:

	2018	2019

Current assets	12,054	10,742

Non-current assets	47,116	49,417

Current liabilities	(6,851)	(7,616)

Non-current liabilities	(11,783)	(10,589)

	2017	2018	2019
Revenue	29,879	18,661	18,178
Depreciation, depletion and amortization	(3,742)	(3,446)	(3,195)
Interest income	313	95	140
Finance costs	(550)	(518)	(822)

Profit/(loss) before tax	2,215	(17,816)	1,961
Income tax (expense)/credit	(1,109)	6,630	(875)
Profit/(loss) after tax	1,106	(11,186)	1,086
Total comprehensive income/(expense)	1,106	(11,186)	1,086

Dividend of US$25 million (equivalent to RMB172 million) was received from the joint venture in 2019 and US$20 million (equivalent to RMB132 million) was received from the joint venture in 2018 and US$36 million (equivalent to RMB243 million) was received from the joint venture in 2017.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

19.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS

(i)	Equity investments

	2018 (restated)	2019
Non-current:
Publicly traded investments
Equity investment in MEG Energy Corporation ("MEG") classified at FVTOCI (1)	1,110	1,127
	1,110	1,127
Non-publicly traded investments
Private equity fund in Kerogen Energy Fund classified at FVTOCI (2)	2,938	1,778
Other equity investments classified at FVTOCI	18	31
	2,956	1,809
	4,066	2,936

(1)	MEG is principally engaged in the exploitation and production of oil sands. The investment in MEG is designated by the Group as at FVTOCI. As at December 31, 2019, the investment in MEG was stated at the quoted market price.

(2)	Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry. The equity investment in Kerogen Energy Fund is designated by the Group as at FVTOCI.

(ii)	Other financial assets

	2018	2019
Current:
Publicly traded investments classified at FVTPL:
Money market funds (1)	19,366	6,660

Non-publicly traded investments classified at FVTPL:
Corporate wealth management products (2)	105,917	107,853

	125,283	114,513

(1)	The money market funds can be redeemed at any time.

(2)	The corporate wealth management products will mature from January 8, 2020 to October 14, 2020 (2018: from January 8, 2019 to November 20, 2019).

The gains of the Group's other financial assets recognized in the profit or loss for the year was RMB4,603 million (2018: RMB3,685 million , 2017: RMB2,409 million ).

During the year, the fair value changes on the Group's equity investments recognized directly in other comprehensive expense amounted to RMB1,167 million (2018: other comprehensive income RMB278 million, 2017: other comprehensive expense RMB542 million).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

20.       OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People’s Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilized for any other purposes but the dismantlement of oil and gas production facilities in the future. As at December 31, 2019, the balance of the specified dismantlement fund accounts was RMB8,860 million (December 31, 2018: RMB8,100 million).

21.	INVENTORIES AND SUPPLIES

	2018	2019
	(restated)

Materials and supplies	4,955	5,758
Oil in tanks	1,499	1,483
Less: Provision for inventory obsolescence	(601)	(927)

	5,853	6,314

22.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at December 31, 2019 and December 31, 2018, the age of substantially all the trade receivables was within one year.

23.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group's cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks.

The weighted average effective interest rate of the Group's bank deposits was 2.71% per annum for the year ended December 31, 2019 (2018: 2.83% per annum, 2017: 2.23% per annum).

24.	TRADE AND ACCRUED PAYABLES

As at December 31, 2019 and 2018, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	CONTRACT LIABILITIES

	2018	2019

Contract Liabilities	2,036	2,231
-Current	2,036	2,231

Under the natural gas sale contracts, which contain take-or-pay clauses, the Group recorded the payments received from customers for natural gas not yet taken as contract liabilities.

The amount of RMB477 million contract liability at the beginning of the year has been recognized as revenue for the year ended December 31, 2019.

26.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2018*	2019*
	(restated)

Accrued payroll and welfare payable	2,017	2,128
Accrued expenses	747	1,527
Special oil gain levy payable	615	327
Royalties payable	55	81
Provision for dismantlement (note 29)	674	1,439
Deferred consideration to Arctic LNG 2 LLC	-	5,720
Other payables	9,976	9,679
	14,084	20,901

*	These amounts include balances with related parties.

27.	LOANS AND BORROWINGS

Current

These amounts include balances with related parties.

		2018 (restated)			2019
	Effective interest rate and final maturity	Loans	Notes	Total	Loans	Notes	Total

Short-term loans and borrowings
General loans****	LIBOR+0.60% to 3.915% per annum with maturity within one year	4,960	-	4,960	1,905	-	1,905

		4,960	-	4,960	1,905	-	1,905
Loans and borrowings due within one year
General loans of CUCBM	3.75% to 4.125% per annum with maturity within one year	1,749	-	1,749	-	-	-

For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity within one year	223	-	223	226	-	226
Notes*		-	2,059	2,059	-	10,459	10,459
		1,972	2,059	4,031	226	10,459	10,685
		6,932	2,059	8,991	2,131	10,459	12,590

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

27.       LOANS AND BORROWINGS (continued)

Non-current

		2018(restated)			2019
	Effective interest rate and final maturity	Loans	Notes	Total	Loans	Notes	Total
For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity through to 2021	305	-	305	84	-	84
For Tangguh LNG III Project ***	LIBOR+1.37% to 3.45% per annum with maturity from 2021 to 2029	1,618	-	1,618	2,866	-	2,866
For Arctic LNG 2 Project****	EURIBOR+0.7% to 0.76% per annum with maturity in 2026	-	-	-	735	-	735
General loans of CUCBM*****	4.275% per annum with maturity in 2020	1,000	-	1,000	-	-	-
Notes*		-	130,556	130,556	-	132,467	132,467
		2,923	130,556	133,479	3,685	132,467	136,152

*        The details of notes are as follows:

Issued by	Maturity	Coupon Rate	Outstanding Principal Amount
			December 31, 2019	December 31, 2018
			USD million	USD million
CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Finance (2013) Limited	Due in 2029	2.875%	1,000	-
CNOOC Finance (2013) Limited	Due in 2049	3.300%	500	-
CNOOC Finance (2014) ULC	Due in 2024	4.25%	2,250	2,250
CNOOC Finance (2014) ULC	Due in 2044	4.875%	500	500
CNOOC Petroleum North America ULC	Matured in 2019	6.2%	-	300
CNOOC Petroleum North America ULC	Due in 2028	7.4%	200	200
CNOOC Petroleum North America ULC	Due in 2032	7.875%	500	500
CNOOC Petroleum North America ULC	Due in 2035	5.875%	790	790
CNOOC Petroleum North America ULC	Due in 2037	6.4%	1,250	1,250
CNOOC Petroleum North America ULC	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300
CNOOC Finance (2015) U.S.A. LLC	Due in 2023	3.75%	450	450
CNOOC Finance (2015) U.S.A. LLC	Due in 2028	4.375%	1,000	1,000

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	LOANS AND BORROWINGS (continued)

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated October 29, 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of US$135,163,308.28.

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated August 3, 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at December 31, 2019, US$378 million of the bank loans (2018: none) were guaranteed by the Company.

As at December 31, 2019, US$0 million shareholder loans (2018: US$694 million) of the Group were included in general loans. For details please refer to Note 32(v).

*****	The general loans of CUCBM has been prepaid during 2019.

The maturities of the long term loans are as follows:

	2018	2019
	(restated)

Repayable:
Within one year	1,972	226
After one year but within two years	1,222	204
After two years but within three years	150	244
After three years but within four years	138	277
After four years but within five years	156	320
After five years	1,257	2,640
	4,895	3,911

Amount due within one year shown under current liabilities	(1,972)	(226)

	2,923	3,685

Supplemental information with respect to the long term loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during the	during the	during the
December 31	at year end	at year end	year	year (1)	year (2)

2018 (restated)	4,895	4.17%	4,895	4,402	3.76%
2019	3,911	2.70%	3,911	4,403	3.43%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at January 1, and December 31, of each year.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	LOANS AND BORROWINGS (continued)

(2)	The weighted average interest rate is computed by averaging the interest rates as at January 1, and December 31, of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

28.	LEASE LIABILITIES

12/31/2019

Lease liabilities payable:
Within one year	1,732
Within a period of more than one year but not more than two years	1,266
Within a period of more than two years but not more than five years	3,091
Within a period of more than five years	4,536
10,625

Less: Discount to present value	(2,138)

Total lease liabilities	8,487

29.	PROVISION FOR DISMANTLEMENT

	2018	2019
	(restated)

At January 1	54,114	54,878
New projects(1)	3,468	3,309
Revision(1)	(4,090)	5,117
Utilization	(1,337)	(1,141)
Deletion	-	(15)
Unwinding of discount(2) (note 8)	2,560	2,794
Exchange differences	163	660

At December 31	54,878	65,602

Current portion of provision for dismantlement included in other payables and accrued liabilities (note 26)	(674)	(1,439)

At December 31	54,204	64,163

(1)	The amounts are included in the additions of oil and gas properties in note 14.

(2)	The discount rates used for calculating the provision for dismantlement is 3.50%-4.25% (2018: 5%, 2017: 4% to 5%).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	SHARE CAPITAL

	Number of	Issued share capital equivalent of
	shares	RMB million

Issued and fully paid:
Ordinary shares with no par value as at January 1, 2018, as at December 31, 2018 and as at December 31, 2019	44,647,455,984	43,081

Share option schemes

The Company has adopted the share option schemes for the grant of options to the Company's directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (expired in 2015); and

(4)	2005 Share Option Scheme (as defined below).

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

Share option schemes (continued)

2005 Share Option Scheme

On December 31, 2005, the Company adopted a new share option scheme (the "2005 Share Option Scheme"). The purpose of the 2005 Share Option Scheme is to provide incentive and/or reward to eligible persons for their contribution to, and continuing efforts to promote the interests of the Company. Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Group, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares as stated in the daily quotation sheets of The Stock Exchange of Hong Kong Limited for the five trading days immediately preceding the date of grant; and

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

No new share option was granted during the year (2018 and 2017: nil) and the Group recognized an equity-settled share option expense of nil (2018 and 2017: nil) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2017		2018		2019
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		HK$		HK$		HK$
Outstanding at the beginning of the year	187,529,000	11.40	129,919,000	12.34	67,907,000	11.44
Granted during the year	-	-	-	-	-	-
Forfeited during the year	(22,506,000)	12.43	(26,732,000)	11.33	(9,977,000)	12.70
Expired during the year	(35,104,000)	7.29	(35,280,000)	14.83	(30,900,000)	9.93
Exercised during the year	-	-	-	-	-	-

Outstanding at the end of the year	129,919,000	12.34	67,907,000	11.44	27,030,000	12.70

Exercisable at the end of the year	129,919,000	12.34	67,907,000	11.44	27,030,000	12.70

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	SHARE CAPITAL (continued)

Share option schemes (continued)

2005 Share Option Scheme (continued)

No share options had been cancelled or modified during the years ended December 31, 2017, 2018 or 2019.

At the date of approval of these consolidated financial statements for issuance, the share options outstanding under these share option schemes represented approximately 0.06% of the Company’s shares in issue as at that date (2018: 0.15%, 2017: 0.29%). The weighted average remaining contractual life of share options outstanding at the end of the year was 0.39 years (2018: 0.93 years, 2017: 1.52 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 27,030,000 (2018: 67,907,000) additional ordinary shares of the Company and additional share capital of RMB308,176,111 (2018: RMB680,525,151 ).

31.	RESERVES

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

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China, is expensed as incurred under IFRS standards/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at December 31, 2019, the general reserve fund amounted to RMB57,504 million (December 31, 2018: RMB60,000 million).

In accordance with the "Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry" and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilized, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of December 31, 2019, the Group's safety fund reserve under the PRC regulations amounted to nil (December 31, 2018: nil).

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

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with the CNOOC Group are disclosed as related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on November 15, 2016 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2017. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2017 were approved by the independent shareholders of the Company on December 1, 2016. The approved continuing connected transactions are as follows:

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

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm's length negotiation between both parties with reference to market price.

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

	2017	2018	2019
	(restated)	(restated)

Provision of exploration and support services	5,912	7,378	10,284
- Inclusive of amounts capitalized under property, plant and equipment	3,392	3,803	6,369
Provision of oil and gas development and support services	16,401	24,061	31,723
Provision of oil and gas production and support services (note a)	8,951	9,284	9,414
Provision of marketing, management and ancillary services (note b)	1,434	1,460	1,261
FPSO vessel leases (note c)*	1,383	1,213	1,236
	34,081	43,396	53,918

*	For the right-of-use assets recognized during this period from the lease agreements with CNOOC Group please refer to note 15.

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the years ended December 31, 2017, 2018 or 2019.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2017	2018	2019
	(restated)	(restated)

Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) (note d)	109,518	131,730	132,222
Long term sales of natural gas and liquefied natural gas (note e)	10,108	15,461	15,425
	119,626	147,191	147,647

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions and balances with CNOOC Finance Corporation Limited ("CNOOC Finance") (note f)

(a)	Interest income received by the Group

	2017	2018	2019

Interest income from deposits in CNOOC Finance	360	391	333

(b)	Deposits balances made by the Group

	2018	2019

Deposits in CNOOC Finance	23,052	23,380

(v)	Balances with the CNOOC Group

	2018	2019
	(restated)

Amount due to CNOOC
- included in other payables and accrued liabilities	147	3
Amount due to other related parties
- included in trade and accrued payables	19,628	20,318
- included in lease liabilities	-	5,327
	19,775	25,648

Borrowings from CNOOC (note g)	4,760	-

Amounts due from other related parties
– included in trade receivables	14,057	14,788
– included in other current assets	1,153	512
	15,210	15,300

(vi)	Balance with a joint venture

	2018	2019

Amount due from a joint venture
– included in other current assets	137	77

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 37. In addition, the Group had certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at December 31, 2019, as summarized below:

	2018	2019

Cash and cash equivalents	2,688	22,129
Time deposits with maturity over three months	227	221
Specified dismantlement fund accounts (note 20)	8,100	8,860
	11,015	31,210

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)	Key management personnel's remuneration

Key management personnel's remuneration is disclosed in note 9.

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(viii)	Key management personnel's remuneration (continued)

Notes: - continued

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 5 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. The financial services provided by CNOOC Finance to the Group also constitute continuing connected transactions defined in Chapter 14A of the Listing Rules and the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions. Under the financial services framework agreement with CNOOC Finance dated December 1, 2016, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from January 1, 2017 to December 31, 2019. The depository services were exempted from independent shareholders' approval requirements under the Listing Rules. On August 23, 2018, the Board approved to revise the maximum daily outstanding balance of deposits placed by the Group with CNOOC Finance for the period from August 23, 2018 to December 31, 2019 to RMB23,500 million. The Group's actual maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2019 was RMB23,500 million (2018: RMB23,500million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at December 31, 2019, the withdrawal amount of the loan was nil (December 31, 2018: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at December 31, 2019, the withdrawal amount of the loan was nil (December 31, 2018: US$564 million). The Company has paid the above loans off in 2019.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	RETIREMENT BENEFITS

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

During the year, the Group's pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB1,075 million (2018: RMB695 million, 2017: RMB668 million).

34.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2017	2018	2019
	(restated)	(restated)

Profit before tax	36,387	75,157	85,649

Adjustments for:
Interest income	(655)	(798)	(1,067)
Finance costs	5,121	5,162	5,865
Exchange losses, net	(356)	141	213
Share of profits of associates	(302)	(406)	(459)
(Profit)/loss attributable to a joint venture	(553)	5,593	(543)
Investment income	(2,409)	(3,685)	(4,632)
Impairment for property, plant and equipment	8,660	5,861	2,072
Provision for other assets	525	470	22
Depreciation, depletion and amortization	61,442	50,838	57,699
Loss on disposal and write-off of property, plant and equipment	1,936	668	4,238
Subtotal	109,796	139,001	149,057

Increase in trade receivables and other current assets	(1,292)	(940)	(3,213)
Decrease/(increase) in inventories and supplies	1,465	1,720	(1,304)
Increase in trade and accrued payables, contract liabilities and other payables and accrued liabilities	1,167	301	1,439

Cash generated from operations	111,136	140,082	145,979

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

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

	Loans and borrowings	Lease Liabilities	Interest payable	Dividend payable
	(Note 27)	(Note 28)	(Note 26)		Total

At January 1, 2018 (restated)	134,869	-	1,185	-	136,054
Financing cash flows	1,717	-	(5,264)	(23,589)	(27,136)
Foreign exchange translation	5,805	-	-	445	6,250
Finance costs	79	-	5,083	-	5,162
Unwinding of discount on provision for dismantlement (note 29)	-	-	(2,560)	-	(2,560)
Amount capitalized in property, plant and equipment (note 14)	-	-	2,838	-	2,838
Dividends declared	-	-	-	23,144	23,144
At December 31, 2018 (restated)	142,470	-	1,282	-	143,752

At January 1, 2019	142,470	9,139	1,282	-	152,891
Financing cash flows	4,037	(1,451)	(5,998)	(28,973)	(32,385)
New lease entered	-	687	-	-	687
Foreign exchange translation	2,157	(236)	-	(27)	1,894
Finance costs	78	348	5,439	-	5,865
Unwinding of discount on provision for dismantlement (note 29)	-	-	(2,794)	-	(2,794)
Interest on lease liabilities(note 8)	-	-	348	-	348
Amount capitalized in property, plant and equipment (note 14)	-	-	3,048	-	3,048
Dividends declared	-	-	-	29,000	29,000
At December 31, 2019	148,742	8,487	1,325	-	158,554

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at December 31, 2019, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2018	2019
Contracted, but not provided for (1)	55,538	64,542

(1)	The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Natural Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB10,528 million (2018: RMB10,309 million ) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2018	2019
Contracted, but not provided for	590	344

As at December 31, 2019, the Group had unutilized banking facilities amounting to approximately RMB54,948 million (2018: RMB55,289 million).

(ii)	Operating lease commitments

The Group has applied IFRS 16/HKFRS 16 for the first time in the current year. IFRS 16/HKFRS 16 superseded IAS17/HKAS 17 and the related interpretations. For details please refer to note 2 and 28.

a.	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 20 years.

As at December 31, 2018, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

2018

Commitments due:
No later than one year	1,762
Later than one year and not later than two years	927
Later than two years and not later than five years	2,106
Later than five years	4,260

9,055

The above table includes minimum lease payments of approximately RMB898 million to the CNOOC Group in 2018.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

a.	Office properties (continued)

Office properties commitments of a joint venture:

2018

Commitments due:
No later than one year	24
Later than one year and not later than two years	20
Later than two years and not later than five years	32
Later than five years	63

139

b.	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at December 31, 2018, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

2018

Commitments due:
No later than one year	1,379
Later than one year and not later than two years	1,117
Later than two years and not later than five years	1,760
Later than five years	3,061

7,317

The above table includes a commitment of approximately RMB5,195 million to the CNOOC Group in 2018.

(iii)	Contingencies

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

36.       FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits with maturity more than three months, trade receivables, other current assets, short-term loans and borrowings, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group's long term bank loans with floating interest rates approximated to the carrying amount as at December 31, 2019 and 2018.

The estimated fair value of the Group's long term guaranteed notes was approximately RMB154,407 million as at December 31, 2019 (2018: RMB134,583 million), which was determined by reference to the market price as at December 31, 2019.

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

As at December 31, 2019 and December 31, 2018, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	December 31, 2019	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets-current
Corporate wealth management products	107,853	-	107,853	-
Money market funds	6,660	6,660	-	-
Equity investments
Non-publicly traded investments – non current	1,809	-	-	1,809
Publicly traded investments – non current*	1,127	1,127	-
	117,449	7,787	107,853	1,809

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

36.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

	December 31, 2018	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets-current
Corporate wealth management products	105,917	-	105,917	-
Money market funds	19,366	19,366	-	-
Equity investments
Non-publicly traded investments – non current	18	-	-	18
Publicly traded investments – non current*	1,110	1,110	-	-
	126,411	20,476	105,917	18

*	All gains and losses included in other comprehensive income related to financial assets at fair value through other comprehensive income held at the end of the reporting period are reported as fair value change on equity investments designated as at fair value through other comprehensive income.

Financial assets classified within Level 3 are made up of Kerogen Energy Fund invested by the Group. Significant unobservable inputs are used to determine the fair value of the financial assets. As observable prices are not available, the fair value of the financial assets is derived by using valuation techniques, mainly including embedded terms of the instrument, bid offer price as well as valuations based on net asset value using the discounted cash-flow of each project or asset, having applied an appropriate risk factor for the stage of development of the project. The significant unobservable inputs used in the fair value measurement include net asset value, price to net asset value.

No amounts have been transferred between the different levels of the fair value hierarchy for the year.

37.	CONCENTRATION OF CUSTOMERS

A substantial portion of the Group's oil and gas commodities sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2017	2018	2019

China Petroleum & Chemical Corporation*	15,488	13,329	19,126
PetroChina Company Limited*	11,957	15,841	6,964
Phillips 66	2,631	4,440	5,197
PTT Public Company Limited	N/A	853	3,029
Marathon Petroleum Corporation	N/A	2,928	2,808

*	These transactions are with other state-owned enterprises.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

38.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

(i)	Credit risk and management assessment

As at December 31, 2019, the carrying amounts of the Group's cash and cash equivalents, time deposits with maturity more than three months, trade receivables and other receivables (approximately RMB 6,586 million included in other current assets) represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals. Before accepting any new counterparties, the Group uses an internal credit scoring system to assess the potential counterparty’s credit quality and defines credit limits by counterparty. Limits and scoring attributed to counterparties are reviewed twice a year. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. In addition, the Group performs impairment assessment under ECL model upon application of IFRS 9/HKFRS 9 on trade receivables individually or based on provision matrix, and other receivables individually. In this regard, the Directors of the Company consider that the Group’s credit risk is significantly reduced.

Concentrations of credit risk are managed by counterparty and by geographical region. At December 31, 2019, the Group has certain concentrations of credit risk as 1.89% (2018: 0.06% ) and 5.83% (2018: 0.07%)of the Group's trade receivables were due from the Group's largest third-party customer and the five largest third-party customers, respectively.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realized oil price, fluctuations in international oil price would have a significant impact on the Group’s sales revenue, profit, assets value and cash-flow. In addition, certain of the Group’s natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas pricing policies may result in changes in natural gas prices, which will affect the Group’s profitability.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

38.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in RMB and United States dollars ("US dollars"). Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. RMB would no longer be pegged to the US dollars. From January 1, 2019 to December 31,2019, RMB has depreciated by approximately 1.62% (December 31, 2018: depreciated by approximately 4.79%) against the US dollars. At December 31, 2019, approximately 52% (2018: 84%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in RMB, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also has exposures to currencies other than the US dollars, such as Canadian dollars and British Pounds as such exposures are considered insignificant.

Management has assessed the Group's exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at December 31, 2019 and 2018. Based on management's assessment at December 31, 2019, a 5% strengthening/weakening of RMB against US dollars would have increased/decreased the profit for the year of the Group by 0.04% (December 31, 2018: 0.15%) and the equity of the Group by 0.47% (December 31, 2018: 0.25%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2018.

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

The interest rate risk is closely monitored by the Group's senior management. As at the end of 2019, the interest rates for 96% of the Group's debts were fixed. Apart from borrowing for Tangguh LNG Project, all of the Group's long term debts are fixed rate. The weighted average term of the Group's debt balance outstanding was approximately 8.89 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group's exposure to changes in interest rates is not expected to be material.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

38.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(v)	Liquidity risk

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

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019, 2018 and 2017.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2017	2018	2019
	(restated)	(restated)

Interest-bearing debts	134,869	142,470	148,742
Lease liability	-	-	8,487
Total Equity	382,571	419,910	448,226
Total capital	517,440	562,380	605,455

Gearing ratio	26.1%	25.3%	26.0%

39.	CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

40.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the consolidated financial statements.

41.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 25, 2020.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 Extractive Activities-Oil and Gas (the "ASC 932").

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

For the years 2019, 2018 and 2017, approximately 66%, 69% and 65%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties .

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

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 25 years' experience in oil and gas industry.

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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
December 31, 2016	1,446	5,844	77	952	12	333	138	-	-	-	301	-	260	350	1	-	81	7	2,015	7,486	301	-
Purchase/(Disposal) of reserves	3	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	1	-	-
Discoveries and extensions	112	250	-	-	-	-	-	-	-	-	162	10	37	68	78	-	4	-	232	318	162	10
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(258)	(262)	(21)	(52)	(1)	(35)	(27)	-	-	(14)	(6)	(15)	(17)	(48)	-	-	(35)	(9)	(360)	(420)	(6)	(15)
Revisions of prior estimates	325	77	14	(16)	-	(1)	26	-	-	38	330	123	2	52	-	-	38	7	405	158	330	123
December 31, 2017	1,627	5,911	70	885	11	297	137	-	-	24	786	118	282	421	80	-	88	5	2,295	7,543	786	118
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	213	519	-	-	-	-	1	-	-	-	13	1	28	47	-	-	11	3	253	570	13	1
Improved Recovery	-	4	-	-	-	-	-	-	-	-	-	-	5	1	-	-	-	-	5	5	-	-
Production	(257)	(305)	(22)	(60)	(2)	(41)	(22)	-	-	(13)	(6)	(17)	(19)	(46)	(1)	-	(27)	(6)	(350)	(470)	(6)	(17)
Revisions of prior estimates	200	(21)	6	17	-	23	(2)	-	-	(11)	4	(14)	(32)	(32)	1	-	38	5	211	(20)	4	(14)
December 31, 2018	1,783	6,108	54	842	9	280	114	-	-	-	796	88	263	391	79	-	111	7	2,414	7,627	796	88
Purchase/(Disposal) of reserves	-	96	-	-	-	-	-	-	-	-	-	-	(1)	(3)	-	-	-	-	(1)	93	-	-
Discoveries and extensions	175	639	-	-	-	-	-	-	-	-	26	1	22	69	67	-	3	1	268	709	26	1
Improved Recovery	-	2	-	-	-	-	-	-	-	-	-	-	5	1	-	-	-	-	5	3	-	-
Production	(265)	(361)	(16)	(53)	(1)	(34)	(44)	-	-	(1)	(7)	(19)	(23)	(50)	(1)	-	(23)	(3)	(374)	(502)	(7)	(19)
Revisions of prior estimates	207	(125)	19	10	1	15	14	-	-	1	(36)	83	(17)	(3)	(1)	-	16	-	239	(102)	(36)	83
December 31, 2019	1,900	6,358	56	799	9	260	84	-	-	-	780	154	250	405	145	-	108	4	2,550	7,827	780	154

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves: (continued)

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Enterprise's share of equity method investees:
December 31, 2016	1	7	-	-	-	-	-	-	-	-	-	-	-	-	195	567	-	-	195	574	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	49	140	-	-	49	140	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8	34	-	-	8	34	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	23	-	-	1	23	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(52)	-	-	(8)	(53)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(11)	-	-	-	(11)	-	-
December 31, 2017	1	6	-	-	-	-	-	-	-	-	-	-	-	-	244	701	-	-	245	707	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	11	36	-	-	11	36	-	-
Improved Recovery	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	2	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(10)	(62)	-	-	(10)	(63)	-	-
Revisions of prior estimates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12	(19)	-	-	12	(19)	-	-
December 31, 2018	1	5	-	-	-	-	-	-	-	-	-	-	-	-	258	657	-	-	258	661	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20	46	-	-	20	46	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	1	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(10)	(57)	-	-	(11)	(59)	-	-
Revisions of prior estimates	1	3	-	-	-	-	-	-	-	-	-	-	-	-	1	(33)	-	-	2	(30)	-	-
December 31, 2019	1	6	-	-	-	-	-	-	-	-	-	-	-	-	269	614	-	-	270	620	-	-

Total consolidated and equity Interests in reserves
December 31, 2017	1,628	5,916	70	885	11	297	137	-	-	24	786	118	282	421	324	701	88	5	2,540	8,250	786	118
December 31, 2018	1,784	6,112	54	842	9	280	114	-	-	-	796	88	263	391	337	657	111	7	2,672	8,288	796	88
December 31, 2019	1,901	6,365	56	799	9	260	84	-	-	-	780	154	250	405	414	614	108	4	2,820	8,447	780	154

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)       Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
December 31, 2017	893	1,574	35	558	8	230	37	-	-	24	142	46	123	278	1	-	84	5	1,182	2,669	142	46
December 31, 2018	902	1,544	25	531	8	260	102	-	-	-	136	-	143	275	1	-	98	3	1,279	2,614	136	-
December 31, 2019	910	1,730	30	473	8	241	80	-	-	-	122	95	166	278	26	-	97	1	1,317	2,723	122	95

Enterprise's share of equity
method investees:
December 31, 2017	1	6	-	-	-	-	-	-	-	-	-	-	-	-	133	533	-	-	133	539	-	-
December 31, 2018	-	5	-	-	-	-	-	-	-	-	-	-	-	-	135	486	-	-	136	491	-	-
December 31, 2019	1	6	-	-	-	-	-	-	-	-	-	-	-	-	139	445	-	-	140	452	-	-

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
December 31, 2017	734	4,336	35	327	2	68	100	-	-	-	644	72	159	143	78	-	5	-	1,113	4,875	644	72
December 31, 2018	882	4,564	29	310	-	20	11	-	-	-	660	88	120	116	78	-	13	4	1,135	5,013	660	88
December 31, 2019	989	4,628	26	326	-	20	4	-	-	-	657	58	84	127	119	-	11	4	1,233	5,105	657	58

Enterprise's share of equity
method investees:
December 31, 2017	-	-	-	-	-	-	-	-	-	-	-	-	-	-	111	168	-	-	111	168	-	-
December 31, 2018	-	-	-	-	-	-	-	-	-	-	-	-	-	-	122	171	-	-	122	171	-	-
December 31, 2019	-	-	-	-	-	-	-	-	-	-	-	-	-	-	130	169	-	-	130	169	-	-

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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2019 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	139,386	9,728	1,389	20,016	7,117	9,080	507	9,950	197,173
Operating expenses	(15,606)	(1,044)	(517)	(1,718)	(3,062)	(1,426)	(178)	(1,203)	(24,754)
Taxes other than income tax	(7,826)	-	(142)	(514)	(111)	(389)	(67)	(45)	(9,094)
Exploration expense	(6,480)	(55)	(3)	(1,311)	(2,666)	(198)	(292)	(1,337)	(12,342)
Accretion expense	(2,032)	(6)	-	(225)	(151)	(112)	(13)	(256)	(2,795)
Depreciation, depletion and amortization, and impairment	(27,921)	(6,733)	(178)	(13,362)	(2,324)	(6,706)	(99)	(1,962)	(59,285)
Special oil gain levy	(894)	-	-	-	-	-	-	-	(894)
	78,627	1,890	549	2,886	(1,197)	249	(142)	5,147	88,009

Income tax expense	(19,656)	(755)	(165)	(1,833)	446	342	15	(2,393)	(23,999)

Result of operations	58,971	1,135	384	1,053	(751)	591	(127)	2,754	64,010

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2019 Enterprise's share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	198	-	-	-	-	-	9,159	-	9,357
Operating expenses	(106)	-	-	-		-	(753)	-	(859)
Taxes other than income tax	(11)	-	-	-		-	(976)	-	(987)
Exploration expense	–	-	-	-		-	(141)	-	(141)
Accretion expense	(9)	-	-	-		-	(72)	-	(81)
Depreciation, depletion and amortization, and impairment	(21)	-	-	-		-	(1,598)	-	(1,619)
Special oil gain levy	–	-	-	-		-	–	-	-
	51	-	-	-		-	5,619	-	5,670

Income tax expense	(7)	-	-	-		-	–	-	(7)

Result of operations	44	-	-	-		-	5,619	-	5,663
		-
Total result of operations for producing activities	59,015	1,135	384	1,053	(751)	591	5,492	2,754	69,673

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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs (continued)

		2019 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	520,332	52,968	2,597	109,525	45,485	75,140	11,852	23,977	841,876
Unproved oil and gas properties	23,139	2,101	2	24,149	85,849	31,749	13,189	33,886	214,064
Accumulated depreciation, depletion and amortization	(348,621)	(42,497)	(1,830)	(92,951)	(39,509)	(43,677)	(1,204)	(48,299)	(618,588)
Net capitalized costs	194,850	12,572	769	40,723	91,825	63,212	23,837	9,564	437,352

		2019 Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,252	-	-	-	-	-	41,827	-	44,079
Unproved oil and gas properties	-	-	-	-	-	-	6,627	20,565	27,192
Accumulated depreciation, depletion and amortization	(2,122)	-	-	-	-	-	(15,804)	-	(17,926)
Net capitalized costs	130	-	-	-	-	-	32,650	20,565	53,345

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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

		2019 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	833	-	-	-	-	-	-	-	833
–Unproved	5,185	-	-	-	-	-	5,619	-	10,804
Exploration costs	14,974	87	1	121	291	112	1,192	1,465	18,243
Development costs*	41,571	6,281	-	3,220	3,737	6,242	4,845	2,802	68,698
Total costs incurred	62,563	6,368	1	3,341	4,028	6,354	11,656	4,267	98,578

		2019 Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	-	-	-	-	-	-	-	-	-
–Unproved	-	-	-	-	-	-	-	19,075	19,075
Exploration costs	-	-	-	-	-	-	252	-	252
Development costs*	92	-	-	-	-	-	2,230	1,490	3,812
Total costs incurred	92	-	-	-	-	-	2,482	20,565	23,139

*	The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

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

Standardized measure of
discounted future net cash flows		176,007	10,677	3,209	17,070	5,606	18,648	3,363	7,324	241,904

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

			2017 Enterprise's share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,581	-	-	-	-	-	90,964	-	92,545
Future production costs		(985)	-	-	-	-	-	(35,472)	-	(36,457)
Future development costs	(2)	-	-	-	-	-	-	(11,342)	-	(11,342)
Future income taxes		-	-	-	-	-	-	(15,446)	-	(15,446)
Future net cash flows	(3)	596	-	-	-	-	-	28,704	-	29,300
10% discount factor		(364)	-	-	-	-	-	(15,594)	-	(15,958)
Standardized measure of
discounted future net cash flows		232	-	-	-	-	-	13,110	-	13,342
Total standardized measure of discounted future net cash flow		176,239	10,677	3,209	17,070	5,606	18,648	16,473	7,324	255,246

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

Standardized measure of
discounted future net cash flows		303,948	11,618	3,469	25,390	16,361	32,941	9,197	13,151	416,075

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

			2018
			Enterprise's share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	509	-	-	-	-	-	116,334	-	116,843
Future production costs		(282)	-	-	-	-	-	(39,352)	-	(39,634)
Future development costs	(2)	(174)	-	-	-	-	-	(12,577)	-	(12,751)
Future income taxes		-	-	-	-	-	-	(14,202)	-	(14,202)
Future net cash flows	(3)	53	-	-	-	-	-	50,203	-	50,256
10% discount factor		36	-	-	-	-	-	(27,336)	-	(27,300)
Standardized measure of
discounted future net cash flows		89	-	-	-	-	-	22,867	-	22,956
Total standardized measure of discounted future net cash flow		304,037	11,618	3,469	25,390	16,361	32,941	32,064	13,151	439,031

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

			2019
			Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,271,208	67,935	9,746	37,014	337,576	98,597	61,932	46,503	1,930,511
Future production costs		(406,482)	(27,631)	(2,595)	(10,012)	(205,623)	(41,739)	(22,611)	(13,542)	(730,235)
Future development costs	(2)	(218,067)	(12,807)	(1,565)	(7,383)	(46,306)	(11,633)	(13,163)	(8,949)	(319,873)
Future income taxes		(116,697)	(8,320)	(1,383)	-	-	(4)	(2,052)	(8,998)	(137,454)

Future net cash flows	(3)	529,962	19,178	4,204	19,619	85,646	45,222	24,107	15,015	742,952
10% discount factor		(196,568)	(7,252)	(916)	(2,153)	(66,281)	(15,609)	(8,444)	(3,201)	(300,424)

Standardized measure of
discounted future net cash flows		333,394	11,926	3,288	17,466	19,365	29,613	15,663	11,814	442,529

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

			2019
			Enterprise's share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	774	-	-	-	-	-	105,608	-	106,382
Future production costs		(318)	-	-	-	-	-	(31,515)	-	(31,833)
Future development costs	(2)	(240)	-	-	-	-	-	(13,541)	-	(13,781)
Future income taxes		-	-	-	-	-	-	(10,974)	-	(10,974)
Future net cash flows	(3)	215	-	-	-	-	-	49,578	-	49,794
10% discount factor		31	-	-	-	-	-	(28,372)	-	(28,341)
Standardized measure of
discounted future net cash flows		246	-	-	-	-	-	21,206	-	21,452
Total standardized measure of discounted future net cash flow		333,640	11,926	3,288	17,466	19,365	29,613	36,869	11,814	463,982

(1)	Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

Changes in the standardized measure of discounted future net cash flows:

	2017
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardized measure, beginning of year	223,625	9,872	233,497
Sales of production, net of royalties and production costs	(120,396)	(458)	(120,854)
Net change in prices, net of royalties and production costs	18,779	1,458	20,237
Extensions discoveries and improved recovery, net of related future costs	31,649	1,322	32,971
Change in estimated future development costs	(37,582)	(1,783)	(39,365)
Development costs incurred during the year	40,766	1,584	42,350
Revisions in quantity estimates	67,569	(133)	67,436
Accretion of discount	24,838	1,415	26,253
Net change in income taxes	(7,348)	(2,201)	(9,549)
Purchase of properties	325	5,069	5,394
Changes in timing and other	(321)	(2,804)	(3,125)

Standardized measure, end of year	241,904	13,341	255,245

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

	2018
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardized measure, beginning of year	241,904	13,341	255,245
Sales of production, net of royalties and production costs	(152,494)	(872)	(153,366)
Net change in prices, net of royalties and production costs	210,479	5,771	216,250
Extensions discoveries and improved recovery, net of related future costs	65,730	1,743	67,473
Change in estimated future development costs	(73,551)	(1,754)	(75,305)
Development costs incurred during the year	50,833	2,552	53,385
Revisions in quantity estimates	38,365	850	39,215
Accretion of discount	30,145	2,142	32,287
Net change in income taxes	(51,384)	941	(50,443)
Purchase of properties	-	-	-
Changes in timing and other	56,048	(1,758)	54,290

Standardized measure, end of year	416,075	22,956	439,031

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

	2019
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardized measure, beginning of year	416,075	22,956	439,031
Sales of production, net of royalties and production costs	(163,282)	(7,604)	(170,886)
Net change in prices, net of royalties and production costs	(2,633)	(557)	(3,190)
Extensions discoveries and improved recovery, net of related future costs	69,736	2,388	72,125
Change in estimated future development costs	(16,430)	(7,787)	(24,217)
Development costs incurred during the year	34,193	16,201	50,394
Revisions in quantity estimates	43,404	(42)	43,363
Accretion of discount	52,330	2,991	55,321
Net change in income taxes	12,169	1,881	14,050
Purchase of properties	2,789	-	2,789
Changes in timing and other	(5,822)	(8,976)	(14,797)

Standardized measure, end of year	442,529	21,452	463,982